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07020781

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Iberdrola, S.A.

*CURRENT ADDRESS calle Cardenal Gardoqui, 8
Bilbao, Spain

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3382 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT) ☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER) ☑
DEF 14A (PROXY)	☐	

OICF/BY: EBS

DAT :

BY-LAWS

OF IBERDROLA, S.A.

APPROVED AT THE GENERAL SHAREHOLDERS' MEETING

HELD ON MARCH 30, 2006

NOTICE. This document is a translation of a duly approved Spanish-language document, and is provided for informational purposes only. In the event of any discrepancy between the text of this translation and the text of the original Spanish-language document which this translation is intended to reflect, the text of the original Spanish-language document shall prevail.

TITLE I. THE COMPANY AND ITS SHARE CAPITAL

Chapter I.- General Provisions

Article 1. Corporate Name

The Company is named IBERDROLA, S.A., and shall be governed by these By-Laws (*Estatutos Sociales*), legal provisions relating to corporations and other applicable laws and regulations.

Article 2. Corporate Purpose

1. The purpose of the Company is:

   (a) To carry out all manner of activities, construction work and services in and of themselves or with respect to the business of production, transmission, switching and distribution or retailing of electric power or electricity byproducts and applications thereof, and the raw material or energy needed for the generation thereof; energy, engineering, information-technology, telecommunications and Internet-related services; water treatment and distribution; the integral provision of urban and gas retailing, as well as other gas storage, regasification, transportation or distribution activities; which will be carried out indirectly through the ownership of shares or equity interests in other companies that will not engage in the retailing of gas.

   (b) The distribution, representation and marketing of all manner of goods and services, products, articles, merchandise, software programs, industrial equipment and machinery, tools, utensils, spare parts and accessories.

   (c) The investigation, study and planning of investment and corporate structuring projects, as well as the promotion, creation and development of industrial, commercial or service companies.

   (d) The provision of services assisting or supporting companies and businesses in which it has an interest or which are within its corporate group, for which purpose it may provide appropriate guarantees and bonds in favor thereof.

2. The aforementioned activities may be carried out in Spain as well as abroad, and may be carried out, in whole or in part, either directly by the Company or

through the ownership of shares or equity interests in other companies, subject in all cases and at all times to applicable legal provisions for each industry, especially the electricity industry.

Article 3. Duration of the Company

The duration of the Company shall be indefinite, having commenced operations on the date of formalization of its deed of incorporation.

Article 4. Registered Office and Branches

1. The registered office of the Company shall be in Bilbao (Vizcaya), at calle del Cardenal Gardoqui, number eight (8), and it may establish branches, agencies, local offices and delegations in Spain and abroad pursuant to applicable legal provisions.

2. Such registered office may be transferred to another location within the same municipal area by resolution of the Board of Directors, which may also make decisions regarding the creation, elimination or transfer of the branches, agencies, local offices and delegations mentioned in the preceding paragraph.

Chapter II. Share Capital and Shares

Article 5. Share Capital

The share capital is two billion seven hundred four million six hundred forty seven thousand five hundred forty-three (2,704,647,543) euros, represented by nine hundred one million five hundred forty-nine thousand one hundred eighty-one (901,549,181) ordinary shares having a nominal value of three euros each, and numbered consecutively from one (1) to nine hundred one million five hundred forty-nine thousand one hundred eighty-one (901,549,181), belonging to a single series, which are fully subscribed and paid-up.

Article 6. Representation of the Shares

1. The shares shall be represented in book-entry form, and shall be governed by securities market rules and regulations and other applicable legal provisions. Admission to the official listing thereof may be requested on domestic as well as foreign stock exchanges pursuant to applicable legislation.

2. The Company shall acknowledge as a shareholder any party which appears entitled thereto in the entries of the corresponding book-entry registries.

3. Modifications to features of shares represented by book entries, once formalized in accordance with the provisions of the Companies Law (*Ley de Sociedades Anónimas*) and the regulations of the securities market, shall be published in the Official Bulletin of the Commercial Registry (*Boletín Oficial del Registro Mercantil*) and in one of the newspapers of wider circulation in Vizcaya.

Article 7. Stock Assessments

1. If shares have not been entirely paid up, this circumstance shall be reflected in the corresponding book entry.

2. Stock assessments (calls on shares) must be paid within the period fixed by the Board of Directors, within legal limits, if any, and in cases of arrears, the Board shall adopt appropriate resolutions pursuant to applicable legal provisions.

3. A shareholder who is delinquent in the payment of stock assessments may not exercise the right to vote. The amount of such shareholder's shares shall be deducted from share capital for calculating a quorum. Such shareholder shall also not have the right to receive dividends or the pre-emptive right to subscribe to new shares or convertible debentures.

   Once the amount of the stock assessments and interest thereon has been paid, the shareholder may make a claim for payment of unexpired dividends, but may not make a claim for pre-emptive rights if the period for the exercise thereof has already lapsed.

Article 8. Shareholder Status

1. A share confers upon its legitimate holder the status of shareholder, and vests such holder with the rights granted by Law and by these By-Laws.

2. The shares shall be indivisible. Co-owners of one or more shares must designate a single person for the exercise of shareholder rights, and shall be jointly and severally liable to the Company for all obligations arising from their status as shareholders.

3. In the case of beneficially-owned shares (*usufructo de acciones*), the bare owner shall be qualified as the designated shareholder, with the beneficial

owner having the right in all cases to the dividends issued by the Company during the period of beneficial ownership.

In the event of a pledge of shares, the exercise of shareholder rights belongs to the owner thereof.

4. Ownership of shares entails absolute compliance with the By-Laws and submission to duly adopted decisions made within the authority of the decision-making bodies and management of the Company.

Chapter III. Increases and Decreases in Share Capital

Article 9. Increase in Capital

1. Share capital may be increased by resolution of the shareholders acting at a General Shareholders' Meeting with the requirements established for such cases by the Companies Law then in effect and in accordance with the various methods authorized thereby. The increase may be effected by the issuance of new shares or by an increase in the nominal value of existing shares, and the par of exchange for the increase may consist of cash contributions (including the set-off of loans), noncash contributions or the conversion of reserves into capital. The increase may be effected in part with a charge against new contributions and in part with a charge against reserves.

2. Unless expressly provided otherwise in the resolution, if the increase in capital is not fully subscribed within the period established for such purpose, capital shall be increased by the amount of subscriptions which have occurred.

Article 10. Authorized Capital

1. The shareholders acting at a General Shareholders' Meeting may, in accordance with the requirements established for amendment of the By-Laws and within the limits and conditions fixed by Law, delegate to the Board of Directors, with powers of substitution, if any, the power to approve an increase in share capital on one or more occasions. When the shareholders delegate this power to the Board of Directors, they may also grant it the power to exclude pre-emptive rights with respect to the issuance of shares subject to the delegation, within the terms and requirements established by Law.

2. The shareholders may also delegate to the Board of Directors, with powers of substitution, if any, the power to carry out the previously-adopted resolution to increase the share capital, within the periods set forth by Law, indicating the date or dates of execution and determining the conditions for the increase in all areas not provided for by the shareholders. The Board of Directors may make use of such delegation in whole or in part, or may refrain from using it, in view of market conditions, the condition of the Company itself or any particularly relevant fact or circumstance which the Board believes justifies such decision. A report of such decision shall be made to the shareholders at the first General Shareholders' Meeting held after the end of the period granted for the use of such delegation.

Article 11. Pre-Emptive Rights, and the Elimination thereof

1. In capital increases with the issuance of new shares, whether ordinary or preferred, the existing shareholders and holders of convertible debentures may, when permitted by Law, and within the period granted to them for this purpose by the Board of Directors, which shall not be less than fifteen (15) days from the publication of the announcement of the subscription offer for the new issuance in the Official Bulletin of the Commercial Registry, exercise the right to subscribe to a number of shares proportional to the nominal value of the shares they hold or which would correspond to the holders of convertible debentures if they exercised the power of conversion at that time.

2. The shareholders or, if applicable, the Board of Directors, may, in furtherance of the corporate interest, exclude pre-emptive rights in whole or in part in such cases and under such conditions as are provided by Law. In particular, the corporate interest may justify the elimination of pre-emptive rights when needed to facilitate (i) the acquisition by the Company of assets (including shares or interests in companies) which are appropriate for the furtherance of the corporate purpose; (ii) the placement of new shares in foreign markets which will allow access to sources of financing; (iii) the gathering of resources by using techniques based on the bookbuilding likely to maximize the issue price per share; (iv) the inclusion of industrial, technological or financial partners; and (v) in general, the performance of any transaction which is advisable for the Company.

3. Pre-emptive rights shall not apply when the capital increase is due to the conversion of debentures into shares or the takeover of another company or a portion of the split-off assets of another company. Such right shall also not

exist when new shares are issued for exchange in a public tender offer made by the Company.

Article 12. Reduction of Capital

1. In accordance with procedures provided for by law, a reduction in capital may be carried out by means of a reduction in the nominal value of shares, a retirement or pooling thereof in order to exchange them and, in all cases, the purpose thereof may be to return contributions, cancel stock assessments, create or increase reserves, reestablish equilibrium between the capital and the assets of the Company diminished due to losses, or several of such purposes simultaneously.

2. In the event of a capital reduction in order to return contributions, payment to the shareholders may be made totally or partially in kind, provided that the conditions set forth in sub-paragraph two of paragraph five of Article Sixty-Two of the By- Laws have been met.

3. In accordance with the provisions of the Companies Law, the shareholders acting at a General Shareholders' Meeting may resolve to reduce capital in order to retire a particular group of shares, provided that such group is defined based on substantive, homogenous and non-discriminatory criteria. In such event, the measure must be approved by majority vote of the shareholders pertaining to the affected group as well as by majority vote of the rest of the shareholders remaining with the Company. The amount to be paid by the Company may not be less than the arithmetic mean of the closing prices of the Company's shares on the Continuous Market of the Stock Exchanges during the month prior to the adoption of the resolution reducing capital.

Chapter IV. Issuance of Debentures and Other Securities

Article 13. Issuance of Debentures

1. The shareholders may, as provided by law, delegate to the Board of Directors the power to issue simple or convertible and/or exchangeable debentures. The Board of Directors may make use of such delegation on one or more occasions for a maximum period of five years.

2. In addition, the shareholders may authorize the Board of Directors to determine the time at which the approved issuance should take place, as well as to set other conditions not provided for in the shareholders' resolution.

Article 14. Convertible and Exchangeable Debentures

1. Convertible and/or exchangeable debentures may be issued with a fixed (determined or determinable) or variable exchange ratio.

2. The resolution authorizing issuance shall provide whether the power to convert or exchange belongs to the debtholder and/or the Company or, if applicable, whether the conversion will occur automatically at a particular time.

Article 15. Other Securities

1. The Company may issue notes, warrants, preferred stock and other negotiable securities different from the ones provided for in the preceding articles.

2. The shareholders' may delegate to the Board of Directors the power to issue such securities. The Board of Directors may make use of such delegation on one or more occasions for a maximum period of five years.

3. The shareholders may also authorize the Board of Directors to determine the time in which the approved issuance should be carried out, as well as to set other terms not provided for in the shareholders' resolution, in accordance with applicable legal provisions.

4. The Company may also provide a guarantee of securities issued by its subsidiaries.

TITLE II. GOVERNANCE OF THE COMPANY

Chapter I. The General Shareholders' Meeting

Article 16. The General Shareholders' Meeting

1. The shareholders, meeting at a duly called General Shareholders' Meeting, shall decide by majority of votes the matters which may be decided at a General Shareholders' Meeting.

2. Resolutions which are duly adopted at a General Shareholders' Meeting shall bind all shareholders, including shareholders who are absent, dissenting, abstain from voting and who lack the right to vote, without prejudice to the rights they may have to challenge such resolutions.

3. The General Shareholders' Meeting is governed by the provisions of Law and the By-Laws. The legal and by-laws regulation of the General Shareholders' Meeting shall be further elaborated upon and completed by the Regulations for the General Shareholders' Meeting, which shall be approved by majority vote at a General Shareholders' Meeting held with the quorum required by Law for such purpose.

Article 17. Powers of the Shareholders Acting at a General Shareholders' Meeting

1. The shareholders at a General Shareholders' Meeting shall decide the matters assigned thereto by Law or by these By-Laws, and particularly regarding the following:
   (a) Appointment and removal of Directors.

   (b) Appointment and removal of Auditors.

   (c) Review of corporate management and approval, if appropriate, of financial statements from the prior fiscal year and decision regarding the allocation of the profits or losses thereof.

   (d) Increase or reduction in share capital, and delegation to the Board of Directors of the power to increase capital.

   (e) Issuance of debentures and other negotiable securities and delegation to the Board of Directors of the power for the issuance thereof.

   (f) Authorization for the derivative acquisition of the Company's own shares.

   (g) Approval and amendment of the Regulations for the General Shareholders' Meeting.

   (h) Amendment of the By-Laws.

   (i) Merger, split-off, transformation of the Company, dissolution and overall assignment of assets and liabilities.

2. In addition, the shareholders acting at a General Shareholders' Meeting shall decide any matter submitted to them by the Board of Directors.

Article 18. Ordinary and Extraordinary General Shareholders' Meeting

1. The shareholders acting at an Ordinary General Shareholders' Meeting, which shall be previously called for such purpose, must meet within the first six (6) months of each fiscal year in order to review corporate management, approve financial statements from the prior fiscal year, if appropriate, and decide upon the allocation of profits or losses from such fiscal year. Resolutions may also be adopted at the Ordinary General Shareholders' Meeting regarding any other matter within the power of the shareholders, as set forth in Article Seventeen above, provided that such matters appear on the agenda and that the General Shareholders' Meeting has been convened with the required share capital in attendance.

2. Any General Shareholders' Meeting not provided for in the foregoing paragraph shall be deemed an Extraordinary General Shareholders' Meeting and shall be held at any time of the year, provided that the Board of Directors deems such meeting to be appropriate.

Article 19. Call of the General Shareholders' Meeting

1. The General Shareholders' Meeting must be formally called by the Board of Directors through an announcement published in the Official Bulletin of the Commercial Registry and in one of the newspapers of wider circulation in Vizcaya at least one month prior to the date set for the holding thereof, except in cases in which the law provides for a different period, in which case the provisions thereof shall apply.

2. The Board of Directors must call a General Shareholders' Meeting in the following events:

   (a) In the event set forth in paragraph one of Article Eighteen of the By-Laws.

   (b) In the event that the meeting is requested in writing by shareholders who hold or represent at least that percentage of capital provided for by Law, which request sets forth the matters to be dealt with. In this event, the Board of Directors shall call for the General Shareholders' Meeting to be held within thirty (30) days following the date on which a notarized request for such call has been made. The Board of Directors must include the requested matters in the agenda.

(c) When a tender offer is made for the securities of the Company, in order to report to the shareholders regarding the tender offer and to deliberate and decide upon the matters submitted for their consideration. Any shareholder owning voting shares representing at least one (1%) percent of share capital shall have the right to request inclusion of matters in the agenda of the General Shareholders' Meeting which must be called for this purpose.

3. The announcement must contain all statements required by Law under such circumstances and must in all events set forth the day, place and time of the meeting upon first call and all matters to be dealt with. The announcement may also, if appropriate, set forth the date on which the General Shareholders' Meeting shall proceed upon second call.

4. Shareholders representing at least five (5%) percent of the Share Capital may request the publication of a supplement to the call of the General Shareholders' Meeting including one or more items in the Agenda. The exercise of this right must be made by duly authenticated notice that must be received at the company's registered address within five (5) days of the publication of the call to meeting. The supplement to the call to meeting must be published at least fifteen (15) days prior to the date for the holding of the Meeting.

5. The shareholders may not deliberate or decide upon matters which are not included in the agenda.

Article 20. Shareholders' Right to Receive Information

1. From the date of publication of the call of the General Shareholders' Meeting through and including the seventh day prior to the date provided for the first call to meeting, the shareholders may request in writing such reports or clarifications that they deem are required, or ask written questions that they deem pertinent, regarding the matters contained in the agenda. In addition, upon the same prior notice and in the same manner, the shareholders may request reports or clarifications or ask written questions regarding information accessible to the public which has been provided by the Company to the Spanish National Securities Market Commission (*Comisión Nacional del Mercado de Valores*) since the holding of the last General Shareholders' Meeting.

2. During the holding of the General Shareholders' Meeting, the shareholders may verbally request the information or clarifications that they deem appropriate regarding the matters contained in the Agenda.

3. The Board of Directors shall be required to provide the information requested pursuant to the two preceding paragraphs in the form and within the period provided by Law, except in cases in which it is legally improper, including, specifically, those cases in which, in the opinion of the Chairman, publication of the information would prejudice the interests of the Company. This last exception shall not apply when the request is supported by shareholders representing at least one-fourth of the share capital.

4. There shall be a statement in the call of the General Shareholders' Meeting that any shareholder may obtain from the Company, without charge and on an immediate basis, the documents that must be submitted for approval by the shareholders at the General Shareholders' Meeting, as well as the Management Report and the Auditors' Report.

5. When the shareholders are to deal with an amendment to the By-Laws, besides the statements required in each case by Law, the notice of the call must make clear the right of all shareholders to examine at the Company's registered office the complete text of the proposed amendment and the report thereon and to request that such documents be delivered or sent to them without charge.

6. In cases of an increase or reduction in capital, the issuance of convertible debentures, or the merger or split-off of the Company, information shall be provided as required by Law in such cases.

Article 21. Establishment of a Quorum for the General Shareholders' Meeting

1. The Ordinary as well as the Extraordinary General Shareholders' Meeting shall be validly established with the minimum quorum required by applicable legislation in effect at all times, taking into account the matters appearing on the agenda.

2. Notwithstanding the provisions of the foregoing paragraph, shareholders representing two-thirds of subscribed capital with voting rights must be in attendance at the first call of the General Shareholders' Meeting, and shareholders representing sixty (60%) percent of such capital must be in

attendance at the second call, in order to adopt resolutions regarding a change in the corporate purpose, transformation, total split-off, dissolution of the Company and amendment of this second paragraph of this Article.

3. The absence of shareholders occurring once a quorum for the General Shareholders' Meeting has been established shall not affect the validity of the meeting.

4. If the attendance of shareholders representing a particular percentage of share capital or the consent of specific interested shareholders is required pursuant to applicable legal or by-laws provisions in order to validly adopt a resolution regarding one or more items on the agenda of the General Shareholders' Meeting, and such percentage is not reached or such shareholders are not present in person or by proxy, the shareholders shall be limited to deliberation and decision regarding those items on the agenda which do not require such percentage of capital or such shareholders in order to be decided.

Article 22. Right to Attend

1. All holders of voting shares may attend the General Shareholders' Meeting and take part in deliberations thereof.

2. In order to exercise the right to attend, shareholders' must cause the shares to be registered in their name in the corresponding book-entry registry at least five (5) days prior to the day on which the General Shareholders' Meeting is held. This circumstance must be evidenced by means of the appropriate attendance card or validation certificate issued by the entity or entities in charge of book-entry registries, or in any other form allowed by applicable legislation.

3. The members of the Board of Directors must attend meetings of the General Shareholders' Meeting. Managers, experts and other persons with an interest in the efficient running of corporate affairs may also be authorized by the Board of Directors to attend General Shareholders' Meetings. The absence of any of the foregoing shall not affect the validity of the General Shareholders' Meeting.

4. The Chairman may grant the press, financial analysts and any other person the Chairman deems appropriate access to the General Shareholders' Meeting, although the shareholders' may revoke such authorization.

Article 23. Proxy Representation

1. All shareholders having the right to attend may be represented at the General Shareholders' Meeting by proxy through another shareholder, if the legal requirements and formalities are met.

2. Proxies may be given by postal or electronic correspondence, in which case the provisions of Article Twenty-Eight of the By-Laws for the issuance of votes shall apply to the extent not incompatible with the nature of the proxy.

3. The Chairman of and the Secretary to the General Shareholders' Meeting shall have the widest legal powers to recognize the validity of a document or media evidencing representation by proxy; only those which lack the absolute minimum requirements may be deemed invalid, and only provided that the lack thereof cannot be cured.

4. The proxy is always revocable. Personal attendance at the General Shareholders' Meeting of the shareholder granting the proxy shall have the effect of revoking the proxy.

Article 24. Place and Time of the Meeting

1. The General Shareholders' Meeting shall occur at the place indicated in the call to meeting in the municipality where the registered office of the Company is located.

2. The General Shareholders' Meeting may be attended by going to the place where the meeting is to be held or, if applicable, to other places provided by the Company and indicated in the call to meeting, and which are connected therewith by video conference systems that allow recognition and identification of the parties attending, permanent communication among the attendees regardless of their location, and participation and voting. The principal place of the meeting must be located in the municipal area of the Company's registered office, but supplemental locations need not be so located. For all purposes relating to the General Shareholders' Meeting, attendees at any of the sites shall be deemed attendees at the same individual meeting. The meeting shall be deemed to have been held at the principal location thereof.

3. If no place is indicated in the call to meeting, it shall be deemed that the meeting shall take place at the Company's registered office.

4. The shareholders may agree to extend their meeting for one or more consecutive days at the proposal of the directors or at the proposal of shareholders in attendance representing at least one-fourth of the share capital. Regardless of the number of sessions, the General Shareholders' Meeting shall be deemed to be a single meeting, and a single set of minutes shall be prepared for all of the sessions. The Shareholders may also temporarily suspend the meeting under the circumstances and in the manner set forth in the Regulations for the General Shareholders' Meeting.

Article 25. Chairmanship of the General Shareholders' Meeting

1. The Chairman of the Board of Directors or, in the absence thereof, the Vice Chairman, shall act as the Chairman of the General Shareholders' Meeting; if there are several Vice Chairmen, they shall act in the order set forth in the paragraph three of Article Forty-Six; in the absence of the foregoing, the longest-serving Director shall serve, and in the absence of all of the above, the shareholder designated for such purpose by the shareholders themselves shall serve.

2. The Secretary of the Board of Directors and, in his absence, the Assistant Secretary of the Board of Directors, shall act as the Secretary; in the absence of both, the Director with the least amount of time in such position shall serve and, in the absence of all of the above, the shareholder designated for such purpose by the shareholders themselves shall serve.

3. The Chairman and the Secretary, together with the other members of the Board of Directors in attendance, shall constitute the Presiding Committee (*Mesa*) of the General Shareholders' Meeting.

4. The Board of Directors may require that a Notary Public attend the General Shareholders' Meeting and prepare the minutes thereof. The Board must do so under the circumstances provided by Law.

Article 26. List of Attendees

1. Once the Presiding Committee has been formed, and prior to beginning with the agenda, a list of attendees shall be prepared which sets forth the nature or representation of each attendee and the number of their own or other parties' shares present. At the end of the list, there shall be a determination of the number of shareholders present (including those voting from a distance) in

person or by proxy at the meeting, as well as the amount of capital they own, with a specification as to which capital corresponds to shareholders with the right to vote. Pursuant to the provisions of the Regulations of the Commercial Registry, the list may be made up of an index file or be contained in electronic form.

2. Once the list has been prepared, the Chairman shall declare whether or not the requirements for the valid formation of a General Shareholders' Meeting have been met. Immediately thereafter, if appropriate, the Chairman shall declare the General Shareholders' Meeting to be validly convened. Questions or claims arising with respect to these matters shall be resolved by the Chairman.

3. If a Notary Public has been required to prepare the minutes of the meeting, the Notary Public shall ask and make clear in the minutes whether there are reservations or protests regarding the statements of the Chairman regarding the number of shareholders in attendance and the capital which is present.

Article 27. Deliberations and Voting

1. The Chairman shall: direct the meeting such that deliberations are carried out pursuant to the agenda; accept or reject new proposals relating to matters on the agenda; direct the deliberations, granting the floor to shareholders who so request it, and taking the floor away or refusing to grant it when the Chairman deems that a particular matter has been sufficiently debated, is not included in the agenda or hinders the progress of the meeting; indicate the time for voting; calculate the votes, with the assistance of the Secretary to the General Shareholders' Meeting; proclaim the results thereof; temporarily suspend the General Shareholders' Meeting; close the meeting; and, in general, exercise all powers, including those of order and discipline, which are required to properly hold the General Shareholders' Meeting.

2. The Chairman, even when present at a session, may entrust management of debate to a Director the Chairman deems appropriate, or to the Secretary, who shall carry out these duties on behalf of the Chairman, and the Chairman may remove them at any time. In the event of temporary absence or unexpected disability, the appropriate person pursuant to the provisions of paragraph one of Article Twenty-Five shall assume the duties of Chairman.

3. Votes shall be cast by hand, if needed, but resolutions may be adopted by general consent of the shareholders, without prejudice to applicable

provisions regarding the need to record the opposition of shareholders, if any, in the minutes.

Article 28. Casting of Votes from a Distance

1. Shareholders having the right to attend the meeting and to vote may cast their vote regarding proposals relating to the items included in the agenda by mail or by electronic communication.

2. Mail votes shall be cast by sending to the Company a document in which such vote is recorded, accompanied by the attendance card issued by the entity or entities in charge of the book-entry registry.

3. Votes by electronic communication shall be cast using a recognized electronic signature or other type of guarantee that the Board of Directors deems best ensures the authenticity and identification of the shareholder exercising the right to vote.

4. Votes cast by any of the means set forth in the preceding paragraphs must be received by the Company before midnight on the day immediately prior to the date provided for the holding upon first call of the General Shareholders' Meeting. Otherwise, the vote shall be deemed not to have been cast.

5. The Board of Directors is empowered to elaborate upon the foregoing provisions by establishing the rules, means and procedures adjusted to current techniques in order to organize the casting of votes and grant of proxies by electronic means, following the rules and regulations issued for such purpose, if applicable.

   Specifically, the Board of Directors may (i) establish rules for the use of guarantees other than electronic signatures for casting electronic votes pursuant to the provisions of paragraph three above, and (ii) reduce the advance period set forth in paragraph four above for receipt by the Company of votes cast by postal or electronic communication.

   In any event, the Board of Directors shall adopt the measures needed to avoid possible deception and to ensure that the person casting a vote or granting a proxy by postal or electronic communication has the right to do so pursuant to the provisions of Article Twenty-Two of the By-Laws.

The implementing rules adopted by the Board of Directors pursuant to the provisions of this paragraph shall be published on the Company's website.

6. Shareholders with the right to attend and vote who cast votes from a distance pursuant to the provisions of this Article shall be deemed present for purposes of determining the establishment of a quorum for the General Shareholders' Meeting in question.

7. Personal attendance at the General Shareholders' Meeting by the shareholder or the representative thereof shall have the effect of revoking the vote cast by postal or electronic communication.

Article 29. Approval of Resolutions

1. The shareholders, acting at an ordinary or extraordinary General Shareholders' Meeting, shall adopt resolutions with the majorities required by the Companies Law based on votes represented in person or by proxy. Each voting share, whether cast in person or by proxy at the General Shareholders' Meeting, shall grant the holder the right to one vote.

2. The majority needed to approve a resolution shall require the favorable vote of onehalf plus one of the voting shares cast in person or by proxy at the General Shareholders' Meeting. The foregoing does not affect situations in which the Law or these By-Laws provide for a greater majority.

3. Notwithstanding the provisions of the foregoing paragraph, no shareholder may cast a number of votes greater than those corresponding to shares representing ten (10%) percent of share capital, even if the number of shares held exceeds such percentage of capital. This limitation does not affect votes corresponding to shares with respect to which a shareholder is holding a proxy as a result of the provisions of Article Twenty-Three of these By-Laws, although, with respect to the number of votes corresponding to the shares of each shareholder represented by proxy, the limitation set forth above shall apply.

4. The limitation set forth in the foregoing paragraph shall also apply to the maximum number of votes that may be collectively or individually cast by two or more shareholders which are entities or companies belonging to the same group. Such limitation shall also apply to the number of votes that may be cast collectively or individually by an individual and the shareholder entity, entities or companies controlled by such individual. A group shall be

deemed to exist under the circumstances set forth in Article Four of the Securities Market Law, and an individual shall be deemed to control one or more entities or companies, under the circumstances of control set forth in such Article Four.

5. Shares deprived of voting rights pursuant to the application of the foregoing paragraphs shall be deducted from the shares in attendance at the General Shareholders' Meeting for purposes of determining the number of shares uponwhich the majorities needed for the approval of resolutions submitted to the shareholders shall be calculated.

Article 30. Conflicts of Interest

1. Shareholders participating in a merger or split-off with the company or who are called to subscribe to an increase in capital with the exclusion of pre-emptive rights or to acquire by overall assignment all of the Company's assets, may not exercise their voting rights for the approval of such resolutions by the shareholders.

2. The provisions of the foregoing paragraph shall also be applicable when the resolutions affect, (i) in the case of an individual shareholder, the entities or companies controlled by such individual, and (ii) in the case of shareholders which are legal entities, the entities or companies belonging to its group (in the sense indicated in paragraph four of Article Twenty-Nine), even when these latter companies or entities are not shareholders.

3. If the shareholder prohibited from voting as set forth above attends the General Shareholders' Meeting, such shareholder's shares shall be deducted from the shares in attendance at the General Shareholders' Meeting for purposes of determining the number of shares upon which the majority needed for approval of the resolution with respect to which there is a conflict shall be calculated.

Article 31. Documentation of Resolutions

1. Documentation of shareholder resolutions, the conversion thereof into a public instrument and the registration thereof with the Commercial Registry shall be carried out pursuant to the provisions of Law and the Regulations of the Commercial Registry.

2. The total or partial certificates needed to evidence shareholder resolutions shall be issued and signed by the Secretary of the Board of Directors or by the Assistant Secretary with the approval of the Chairman or, if applicable, of one of the Vice-Chairmen.

Chapter II. Management of the Company

Section 1. General Provisions

Article 32. Structure of the Company's Management

1. Management of the Company is vested in a Board of Directors, its Chairman, an executive committee called the Executive Committee (*Comisión Ejecutiva Delegada*) and, if any and if agreed to by the Board of Directors, a Chief Executive Officer (*Consejero Delegado*).

2. Each of these bodies shall have the powers set forth in these By-Laws, without prejudice to the provisions of the Law.

Section 2. The Board of Directors

Article 33. Regulation of the Board of Directors

1. The Board of Directors shall be governed by the provisions set forth in the Law and the By-Laws. The Board of Directors shall approve Regulations of the Board of Directors which shall contain operating rules and an internal system to further elaborate the legal and by-laws provisions. The shareholders shall be informed at the General Shareholders' Meeting of the approval of such Regulations of the Board of Directors and subsequent amendments thereto.

2. The Regulations of the Board of Directors shall adapt the principles and norms contained in the most widely recognized Good Governance recommendations at all times to the specific circumstances and needs of the Company. This statement is for guidance purposes and does not imply a lessening of the self-regulatory powers and duties of the Board of Directors

Article 34. Powers of the Board of Directors

1. The Board of Directors has the power to adopt resolutions regarding all matters not assigned by Law or these By-Laws to the shareholders.

2. As a general rule, the Board of Directors, which has the widest powers and authority to manage, direct, administer and represent the Company, shall entrust the day-today management of the Company to the representative management decisionmaking bodies and shall focus its activity on the general duty of supervision and on consideration of those matters which are of particular importance to the Company.

   In particular, the Board of Directors, acting upon its own initiative or at the proposal of the corresponding internal decision-making body, shall deal with the matters set forth below (as an example only):

   (a) Draw up the annual financial statements, the management report and the proposal for the allocation of profits or losses, as well as the consolidated financial statements and management report.

   (b) Designate Directors to fill vacancies by interim appointment and propose to the shareholders the appointment, ratification, re-election or removal of Directors.

   (c) Designate and renew internal positions within the Board of Directors and the members of and positions on the Committees.

   (d) Set the compensation of the members of the Board of Directors, after a report from the Nominating and Compensation Committee.

   (e) Approve the appointment, compensation and removal of senior-level managers of the Company at the proposal of the Chief Executive Officer, if any, and with the report of the Nominating and Compensation Committee.

   (f) Approve the payment of interim dividends.

   (g) Decide upon proposals submitted to it by the Executive Committee, the Chief Executive Officer or the Committees of the Board of Directors.

   (h) Declare its position regarding all tender offers for the Company's securities.

   (i) Approve and amend the Regulations of the Board of Directors governing its internal organization and operation.

(j) Prepare the annual corporate governance report.

(k) Call the General Shareholders' Meeting.

(l) Carry out resolutions approved by the shareholders at a General Shareholders' Meeting with respect to which the power of delegation has not been granted, and perform any duties that the shareholders have assigned to the Board of Directors.

(m) Make decisions regarding any other matter within its authority which, in the judgment of the Board of Directors, is deemed to be in the interests of the Company, or which the Regulations of the Board of Directors reserve to the Board as a whole.

3. The Board of Directors, within the scope of its authority relating to the general duty of supervision, acting on its own initiative or at the proposal of the appropriate internal decision-making body, shall also deal with the matters set forth below (as an example only):

   (a) Prepare the Company's strategy and general lines of policy, draft programs and state objectives in order to carry out all business activities included in the corporate purpose.

   (b) Promote and supervise the management of the Company, as well as the fulfillment of established objectives.

   (c) Identify the principal risks to the Company and organize appropriate internal monitoring and information systems.

   (d) Set the foundations of the corporate organization in order to ensure the greatest efficiency thereof and effective supervision by the Board of Directors.

   (e) Set policy regarding the provision of information to shareholders and to the markets in general under the standards of transparency and truthfulness of the information.

Article 35. Representation of the Company

1. Representation of the Company both in and out of court shall be the purview of the Board of Directors, its Chairman, the Executive Committee and, if any and if approved by the Board of Directors, a Chief Executive Officer.

2. The Board of Directors and the Executive Committee shall have the power to represent the Company when acting collectively. The Chairman, and the Chief Executive Officer, if any, shall have the power to represent the Company when acting individually.

3. The resolutions of the Board of Directors or the Executive Committee shall be carried out by its Chairman or by the Director designated in the resolution, either of whom may act individually.

Article 36. Composition and Appointment of the Board of Directors

1. The Board of Directors shall be composed of a minimum of nine (9) Directors and a maximum of twenty-one (21), who shall be appointed at the General Shareholders' Meeting, subject to applicable legal provisions.

2. The following may not be appointed as Directors:

   (a) Domestic or foreign companies competing with the Company in the energy industry, or the directors or senior managers thereof.

   (b) Persons holding the position of director in more than four (4) companies with shares trading on domestic or foreign securities exchanges.

   (c) Persons who, during the two (2) years prior to their appointment, have occupied high-level positions in the government which are incompatible with the simultaneous performance of the duties of a director of a listed company under national or autonomous community legislation, or positions of responsibility with entities regulating the energy industry, the securities markets or other industries in which the Company operates.

(d) Persons who are under any other circumstance of incompatibility or prohibition governed by provisions of a general nature.

Article 37. Types of Directors

1. The following shall be deemed:

   (a) Executive Directors: those Directors who perform executive or management duties within the Company or within one of the companies included within the Iberdrola Group, and those with any title who are professionally and permanently connected to the Company performing duties in the day-to-day management thereof.

   (b) External Proprietary Director (representing a major shareholder): those non-executive Directors who own, or represent owners, of stable interests in the share capital of the Company.

   (c) External Independent Director: those non-executive Directors not representing a major shareholder who are appointed based on their personal and professional prestige and their experience and knowledge for the performance of their duties. Such Directors shall have no substantial direct or indirect connection to the Company.

   (d) Other External Directors: those external Directors who do not have status as proprietary or independent directors.

2. The Board of Directors shall be composed such that the external or non-executive Directors, with the presence of the independent Directors, represent a majority over the executive Directors. This is a mandatory instruction for the Board of Directors itself, which must follow it in the exercise of its powers to propose appointments of Directors to the shareholders and to make interim appointments of Directors to cover vacancies, and merely constitutes guidance for the shareholders.

Article 38. Designation of Positions

1. The Board of Directors shall elect from among its members a Chairman and, if it so decides, one or more Vice Chairmen. The Board of Directors may also appoint one or more Honorary Chairman of the Company.

2. At the proposal of the Chairman, the Board of Directors shall appoint a Secretary and an Assistant Secretary, who need not be Directors. In addition, the Secretary or the Assistant Secretary, as determined by the Board of Directors, shall perform the duties of Corporate Counsel if either of them is an attorney, and if such position is required.

   In the absence of the Secretary and the Assistant Secretary, the Director appointed by the Board of Directors from among those attending the meeting in question shall act as such.

3. The Chairman, Vice Chairmen and, if applicable, the Secretary and Assistant Secretary of the Board of Directors who are re-elected as members of the Board of Directors by the shareholders, shall continue to perform the duties they previously held within the Board of Directors, without the need for a new election and without prejudice to the Board of Director's power of revocation with respect to such positions.

Article 39. Meetings of the Board of Directors

1. The Board of Directors shall meet with the frequency it deems appropriate, but at least once a month unless the Chairman, in his sole judgment, deems it appropriate to suspend any such sessions. The Board shall also meet when the Chairman decides to call an extraordinary meeting thereof, or when such meeting is requested by one-fourth of the Directors. Meetings shall take place at the Company's registered office or at the place indicated by the Chairman.

2. The call to meeting of the Board of Directors shall be carried out by the Secretary or, in the absence thereof, by the Assistant Secretary by order of the Chairman, by means of letter, fax, telegram, e-mail or any other means, with a statement therein of the agenda for the meeting and an attachment containing any required information.

3. Without prejudice to the foregoing, the Board of Directors shall be deemed to have validly met without the need for a call if all of the members present in person or by proxy unanimously agree to hold the meeting and to the items of the agenda to be dealt with.

4. Meetings of the Board of Directors may also be held in several places connected by a conference system which permits the recognition and identification of the attendees, permanent communication among the attendees regardless of their location and participation in discussion and the

casting of votes. Attendees at any of such places shall be deemed to have attended the same meeting for all purposes relating to the Board of Directors. The meeting shall be deemed to have been held where the majority of the Directors are located and, if they are located in different places in equal numbers, where the Director chairing the meeting is located.

5. If no Director is opposed thereto, voting by the Board may occur in writing without a meeting. In this instance, the Directors may deliver to the Chairman (or to the Secretary or Assistant Secretary acting on the Chairman's behalf) their votes and the considerations they wish to appear in the minutes, using the same methods mentioned in paragraph two above. Resolutions adopted by this procedure shall be recorded in minutes prepared pursuant to the provisions of Law.

Article 40. Quorum for the Meeting and Majorities Required to Adopt Resolutions

1. In order for resolutions within the authority of the Board of Directors to be valid, at least one-half plus one of the Directors must be present in person or by proxy at the meetings at which they are adopted, except in the case set forth in the last paragraph of this Article.

2. All of the Directors may cast their vote and give their proxy in favor of another Director. The proxy granted shall be a special proxy for the Board meeting in question, and may be communicated by any of the means set forth in paragraph two of the preceding Article.

3. The Chairman shall organize the debate, stimulating the participation of all of the Directors in the deliberations of the Board.

4. Resolutions shall be adopted by a majority of votes cast in person or by proxy, except in the case of a permanent delegation of powers and the appointment of Directors to exercise such powers, which shall require the favorable vote of twothirds of the members of the Board of Directors. The foregoing shall not apply in those instances in which the Law, the By-Laws, or the Regulations of the Board of Directors, as the case may be, provide for a greater majority.

Article 41. Formalization of Resolutions

1. Resolutions shall be recorded in minutes signed by the Chairman and the Secretary, or by the person acting in their stead.

2. Total or partial certifications, which are required to record the resolutions of the Board of Directors, shall be issued and signed by the Secretary or the Assistant Secretary of the Board of Directors with the approval of the Chairman or, if applicable, of one of the Vice-Chairman.

Section 3. Internal Decision-Making Bodies and Positions of the Board of Directors

Article 42. Committees of the Board of Directors

1. The Board of Directors must create and maintain an Executive Committee, an Audit and Compliance Committee and a Nominating and Compensation Committee.

2. The Board of Directors may also create other Committees or Commissions of purely internal scope with powers as determined by the Board of Directors.

Article 43. Executive Committee

1. There shall be an executive committee permanently operating as the representative of the Board of Directors, which committee shall be called the Executive Committee, and which shall have all of the powers inherent to the Board of Directors, unless otherwise determined by the Board of Directors and except as those powers may not be delegated pursuant to legal or by-laws restrictions. The Executive Committee shall be composed of the Directors designated by favorable vote of two-thirds of the members of the Board of Directors, and renewals shall occur at the times, in the manner and in the number determined by the Board of Directors, which shall also establish rules for the operation thereof.

2. The Executive Committee shall be composed of the number of members decided by the Board of Directors, with a minimum of five (5) Directors and a maximum of eight (8). In all cases, members of the Executive Committee shall include the Chairman of the Board of Directors, who shall preside over meetings of the Executive Committee, the Vice Chairman or Vice Chairmen, and the Chief Executive Officer, if any. The Secretary of the Board of Directors or, in the absence thereof, the Assistant Secretary of the Board of Directors or, in the absence of both, the member of the Committee appointed from among the members attending the meeting in question, shall act as Secretary of the Committee.

3. The Executive Committee shall meet at least two (2) times per month and as many other times as deemed appropriate by the Chairman, who may also suspend one or more of the ordinary meetings when deemed appropriate in the sole judgment of the Chairman. The Executive Committee shall deal with all matters within the power of the Board of Directors which, in the sole judgment of the Committee, should be resolved without further delay, excepting only the drawing up of the financial statements, the presentation of the balance sheets at the General Shareholders' Meeting and those powers which are given by the shareholders to the Board of Directors without the power of delegation. Resolutions adopted by the Executive Committee shall be reported to the Board of Directors at its next meeting.

4. The provisions of Section Two of this Chapter of the By-Laws regarding the operation of the Board of Directors shall apply to the Executive Committee, to the extent they are not incompatible with the nature thereof.

Article 44. Audit and Compliance Committee

1. The Board of Directors shall create a permanent Audit and Compliance Committee, which shall be composed of a minimum of three (3) Directors and a maximum of five (5) Directors appointed by the Board of Directors from among the external Directors who are not members of the Executive Committee. The Audit and Compliance Committee shall have a Chairman and a Secretary appointed by the Board of Directors from among the members of such Committee.

   The members of the Audit and Compliance Committee shall carry out their duties for a maximum period of four (4) years, and may be re-elected. The position of Chairman shall be held for a maximum period of (4) years, after which period such person may not be re-elected until the passage of one year

from ceasing to act as such, without prejudice to such person continuing or being re-elected as a member of the Committee.

2. In all events, the Audit and Compliance Committee shall have the power to:

   (a) Report to the General Shareholders' Meeting with respect to matters raised therein by shareholders regarding its powers.

   (b) Propose appointments of the Company's Auditors to the Board of Directors for submission to the General Shareholders' Meeting.

   (c) Supervise the management of the Internal Audit Area, which will be functionally controlled by the Chairman of the Audit and Compliance Committee.

   (d) Know the process for gathering financial information and associated internal systems for monitoring risks relevant to the Company.

   (e) Receive information from the Auditors regarding matters that might risk the independence thereof which are related to the auditing procedure and generally regarding any other information provided for in legislation regarding the auditing of financial statements and in the technical auditing regulations in effect at any time.

   (f) Inform itself in advance of the Company's annual corporate governance report and ensure compliance with legal requirements and those of the Codes of Professional Conduct and Good Governance adopted by the Board of Directors.

   (g) Such other powers, if any, that may be assigned to it by the Board of Directors.

3. For purposes of the operation of the Committee, it shall meet as many times as its Chairman deems necessary for the fulfillment of its obligations, and at least four (4) times per year, or when requested by one-half of its members.

   Meetings of the Committee shall be validly held when one-half plus one of its members are present in person or by proxy, and shall adopt resolutions by majority of the members present in person or by proxy. In the event of a tie, the Chairman shall have the tie-breaking vote.

4. The Audit and Compliance Committee shall submit for approval of the Board of Directors a Report of its activities during the fiscal year, which shall thereafter be made available to shareholders and investors.

5. The foregoing rules shall be developed by the Board of Directors into corresponding Regulations of the Committee, always favoring independence in the operation of the Committee.

Article 45. Nominating and Compensation Committee

1. The Board of Directors shall create a permanent Nominating and Compensation Committee, which shall be an internal informational and consulting body without executive powers, and which shall have the information, advisory and proposalmaking powers within its scope of action as set forth in paragraph two of this Article. The Nominating and Compensation Committee shall be composed of a minimum of three (3) Directors and a maximum of five (5), appointed by the Board of Directors from among the external Directors. The Board of Directors shall also appoint the Chairman thereof from among the members of such Committee, as well as its Secretary, who need not be a member of the Committee.

   Unless otherwise decided by the Board of Directors, the members of the Nominating and Compensation Committee shall hold their positions for so long as they remain Directors of the Company. Renewal and re-election to and removal from office of the members of the Committee shall be governed by resolution of the Board of Directors.

2. The Nominating and Compensation Committee shall have the power to supervise the procedure for selecting Directors and upper-level management (the latter at the proposal of the Chief Executive Officer, if any) of the Company, members of its group and those other companies in which the Company is responsible for management, as well as to assist the Board of Directors in the determination and supervision of the compensation policy for such persons.

   In particular, the Nominating and Compensation Committee shall have the power to:

   (a) Report on and review the criteria that should be followed in composing the Board of Directors and in selecting candidates.

(b) Bring Director designation proposals to the Board of Directors for the nomination thereof and subsequent submission to a decision by the shareholders at the General Shareholders' Meeting.

(c) Propose to the Board of Directors the members who should make up each of the Committees.

(d) Propose to the Board of Directors the system and amount of annual Director Compensation.

(e) Report to the Board of Directors regarding the appointment of senior-level managers of the Company, at the proposal of the Chief Executive Officer, if any.

(f) Report to the Board of Directors regarding the compensation of the Chairman, Chief Executive Officer and senior-level managers, the latter at the proposal of the Chief Executive Officer, if any.

(g) Report on incentive plans and pension supplements.

(h) Periodically review the compensation programs, evaluating the adequacy and results thereof.

(i) Such other powers, if any, that are assigned to it by the Board of Directors.

3. For purposes of the operation of the Committee, it shall meet as many times as needed, in the opinion of its Chairman, to fulfill its obligations, and at a minimum once each quarter or when so requested by one-half of its members.

   The Committee shall validly meet when one-half plus one of its members are present in person or by proxy, and shall adopt its resolutions by majority of the members present in person or by proxy. In the case of a tie, the Chairman shall have the tie-breaking vote.

4. The foregoing rules shall be developed by the Board of Directors into corresponding Regulations of the Committee.

Article 46. Chairman and Vice Chairman or Vice Chairmen

1. The Chairman of the Board of Directors shall be considered the President of the Company and of all of the decision-making bodies of which the Chairman

is a member, which he shall permanently represent with the broadest powers, being authorized in urgent cases to adopt such measures as the Chairman deems advisable in the interests of the Company.

2. The Chairman, who holds the senior management of the Company and is the representative thereof, has the following powers in addition to the powers conferred by Law and by these By-Laws:

   (a) To call and preside over meetings of the Board of Directors and the Executive Committee in the manner established by these By-Laws, setting the agenda for meetings and directing discussion and debate.

   (b) To preside over General Shareholders' Meetings and direct the discussion and debate therein.

   (c) To bring to the Board of Directors those proposals which the Chairman deems appropriate for the efficient running of the Company, particularly those corresponding to the operation of the Board of Directors itself and other corporate decision-making bodies, as well as proposing the appointment of internal positions within the Board of Directors.

   (d) To represent the Company before public entities and any industry or employers' bodies.

3. In the event of the absence, sickness or disability of the Chairman of the Board of Directors, the Chairman shall be replaced by the Vice Chairman, if any; if there are several, the person replacing the Chairman shall be the Vice Chairman who also holds the position of Chief Executive Officer; if none, the Vice Chairman having the longest length of service and, if equal lengths of service, the oldest; and if there is no Vice Chairman, the longest-serving Director and, in case of equal lengths of service, the oldest.

Article 47. Chief Executive Officer

1. The Board of Directors, at the proposal of the Chairman and with the favorable vote of two-thirds of its members, may appoint a Chief Executive Officer from among its members, with the powers it deems appropriate and which may be delegated pursuant to legal provisions and the provisions of these By-Laws.

2. The Chief Executive Officer may propose to the Board of Directors, for its approval after a report from the Nominating and Compensation Committee, the definition and reorganization of the Company's management structure and the appointment of senior-level managers, with the duties and powers that they determine.

Section 4. Rules Applicable to Directors.

Article 48. Terms of Office and Filling of Vacancies

1. The Directors shall serve in their positions for a term of five (5) years, so long as the shareholders do not resolve to remove or dismiss them and they do not resign from their position. In particular, the Directors should submit their resignation from the position and formalize their withdrawal upon the occurrence of any of the instances of incompatibility or prohibition against performing the duties of director provided by Law, as well as the events in which the Regulations of the Board of Directors so provide.

2. Directors may be re-elected to one or more terms of five (5) years.

3. Vacancies which occur may legally be filled by the Board of Directors on an interim basis until the next General Shareholders' Meeting, whereat the shareholders shall confirm the appointments or elect the persons who should replace Directors which are not ratified, or it shall withdraw the vacant positions.

Article 49. Guarantees

Each Director must show the recordation of a lien upon ten thousand (10,000) shares of the Company as a guarantee for any liabilities which may be incurred in the performance of the Director's duties. Such shares may not be transferred after vacation of office by the Director for so long as the shareholders have not approved the corporate transactions corresponding to the fiscal year or years in which such Director held that position.

Article 50. Director Compensation

1. The Company shall allocate as an expense an amount equal to up to two (2) percent of consolidated group profits obtained during the fiscal year for the following purposes:

(a) To compensate the members of the Board of Directors based on the offices held, and dedication to and attendance of meetings of the corporate decisionmaking bodies.

(b) To endow a fund to meet the obligations of the Company regarding pensions or the payment of Life Insurance premiums in favor of current and former members of the Board of Directors.

The allocation of the maximum limit of two percent shall only occur if profits for the fiscal year are sufficient to cover legal and other mandatory reserves and the issuance to the shareholders of a dividend of at least four percent.

2. Independently of the provisions of the foregoing paragraph, and subject always to the approval of the shareholders, the compensation of the members of the Board of Directors may also consist of the delivery of shares or options thereto, as well as a payment which takes as its reference the value of the Company's shares.

3. All rights and duties arising from membership on the Board of Directors shall be compatible with all other rights, duties and indemnification to which the Director may be entitled by reason of other employment or professional relationships, if any, that such Director may have with the Company.

Article 51. Powers of Information and Inspection

1. A Director shall have the broadest powers to obtain information regarding any aspect of the Company, to examine its books, records, documents and other records of corporate transactions, to inspect its facilities, and to communicate with the senior-level managers of the Company.

2. The exercise of the powers of information shall first be channeled through the Chairman, the Chief Executive Officer or the Secretary of the Board of Directors.

Section 5. Annual Corporate Governance Report and Website

Article 52. Annual Corporate Governance Report

1. The Board of Directors shall, on an annual basis and following a report by the Audit and Compliance Committee, annually approve a corporate governance report for the Company which shall include all specifications provided for by

law and any other specifications which the Board of Directors deems appropriate to include therein.

2. The corporate governance report shall be approved prior to the publication of the call of the Company's General Shareholders' Meeting for the fiscal year to which such report refers, and shall be made available to the shareholders together with other documents relating to the General Shareholders' Meeting.

3. In addition, public notice shall be given of the annual corporate governance report as provided in the securities markets rules and regulations.

Article 53. Website

The Company shall maintain a website for shareholders' information, which shall include the documents and information provided for by Law, and at least the following:

1. The By-Laws.

2. The Regulations for the General Shareholders' Meeting.

3. The Regulations of the Board of Directors and, if applicable, the rules and regulations applicable to the Committees of the Board of Directors.

4. The annual report.

5. The internal regulations for conduct in the securities markets.

6. The corporate governance reports.

7. The documents relating to Ordinary and Extraordinary General Shareholders' Meetings, including information regarding the agenda, proposals made by the Board of Directors, and any other relevant information that the shareholders may need in order to vote.

8. Information on the proceedings of prior General Shareholders' Meetings, and particularly, the composition of the General Shareholders' Meeting at the time when it is convened, and resolutions adopted, with a statement of the number of votes cast and the direction of such votes on each of the proposals included in the agenda.

9. The existing channels of communication between the Company and the shareholders and, in particular, explanations pertinent to the exercise of a shareholder's right to receive information, indicating the postal and e-mail addresses to which the shareholders may direct their requests.

10. The means and procedures for granting a proxy to attend a General Shareholders' Meeting.

11. The means and procedures for casting votes from a distance, including, where applicable, the forms required to evidence attendance and the casting of votes by means of data transmission at General Shareholders' Meetings.

12. All relevant events of which notice has been given to the National Securities Market Commission.

TITLE III. NEUTRALIZATION OF LIMITATIONS IN THE EVENT OF TENDER OFFERS

Article 54. Removal of Voting Limitations

The limitation on the maximum number of votes that may be cast by a single shareholder contained in Article Twenty-Nine (paragraphs three to five) and the voting prohibition of Article Thirty which is imposed upon shareholders affected by conflicts of interests, shall have no effect upon the occurrence of the following circumstances:

(a) when the Company is the target of a public tender offer aimed at the share capital as a whole; and

(b) when, as a result of the public tender offer, an individual or a legal entity, or several of them acting jointly, acquire an interest equal to two-thirds of the voting capital of the Company; provided the full consideration thereof consists only of cash; or, alternatively,

(c) when, as a result of the public tender offer, an individual or a legal person, or several of them acting jointly, acquire an interest equal to three-quarters of the voting capital of the Company, provided that the consideration thereof consists, in whole or in part, of securities, without giving the recipient an alternative right to receive such consideration wholly in cash.

Article 55. Effectiveness of the Removal

1. The removal of the limitation mentioned in the above paragraph shall be effective from the date of publication of the result of the settlement of the offer in the Listing Bulletin (*Boletín de Cotización*) of the Bilbao Stock Exchange.

2. The directors of the Company shall have the power – and the duty – to execute the corresponding public instrument formalizing the by-law amendment referred to in paragraph one above and to seek registration thereof with the Commercial Registry.

Article 56. Amendments to Articles in Title III and Related Provisions

All resolutions intended to eliminate or amend the provisions contained in this Title, in Article Twenty-Nine (paragraphs three to five), and in Article Thirty shall require the affirmative vote of three-fourths of the share capital in attendance at a General Shareholders' Meeting.

TITLE IV. ANNUAL FINANCIAL STATEMENTS, DISTRIBUTION OF PROFITS, DISSOLUTION AND LIQUIDATION

Chapter I. Annual Financial Statements

Article 57. Fiscal Year and Drawing-up of Annual Financial Statements

1. The fiscal year shall commence on January 1 of each year and shall end on December 31.

2. The Annual Financial Statements (consisting of the Balance Sheet, the Profit and Loss Statement and the Annual Report) and the Management Report shall be prepared in compliance with the structure, principles and guidelines contained in current applicable provisions.

3. Within the first three months of the year, the Board of Directors shall draw up the Annual Financial Statements, the Management Report and the Proposed Allocation of Profits or Losses and, if applicable, the consolidated Financial Statements and Management Report. The Annual Financial Statements and the Management Report must be signed by all the Directors. If the signature of any of them is missing, an indication of such circumstance shall be inserted

into each of the documents where it is so missing, with express reference to the reason therefor.

Article 58. Auditors

1. The Annual Financial Statements and the Management Report, as well as the consolidated Financial Statements and Management Report, must be reviewed by Auditors.

2. The Auditors shall be appointed by the shareholders acting at a General Shareholders' Meeting prior to the end of the fiscal year to be audited, for a fixed initial period that shall not be less than three years nor greater than nine, to be counted from the date of commencement of the first fiscal year to be audited; the Auditors may be re-elected annually by the shareholders once the initial period has expired.

3. The Auditors shall prepare a detailed report on the results of their actions pursuant to the legal provisions governing the Auditing of Financial Statements.

Article 59. Approval of Financial Statements and Allocation of Profits/Losses

1. The Annual Financial Statements of the Company and the consolidated Financial Statements shall be submitted for approval of the shareholders at the General Shareholders' Meeting.

2. The shareholders shall decide at the General Shareholders' Meeting upon the allocation of profits or losses for the fiscal year in accordance with the approved balance sheet.

3. Once such payments as are provided for by Law or by these By-Laws have been made, dividends may only be distributed with a charge against the profits for the fiscal year or against freely available reserves, if the value of book net assets is not less than the share capital, or does not become so as a result of the distribution.

4. If the shareholders resolve to distribute dividends, they shall establish the time and form of payment thereof. The establishment of these standards may be delegated to the Board of Directors, and so may any other like measure that may be necessary or appropriate to carry out the resolution.

5. The shareholders may resolve at the General Shareholders' Meeting that the dividend be paid totally or partially in kind, provided that:

   (a) the assets or securities to be distributed are homogeneous;

   (b) they are listed on an official exchange at the time the resolution is made effective, or the Company duly guarantees the liquidity thereof within a maximum period of one year; and

   (c) they are not distributed for a lesser value than the value set forth for them in the balance sheet of the Company.

6. The distribution of dividends to ordinary shareholders shall be made in proportion to their paid-up capital. If there are distributable profits and if class B non-voting shares have been issued, the shareholders shall have the duty to resolve to pay the preferential dividend attaching to such shares before any dividend is paid to class A ordinary shareholders.

Article 60. Filing of the Approved Financial Statements

The Board of Directors shall file the Annual Financial Statements and the Management Report, as well as the consolidated Financial Statements and Management Report, together with the corresponding reports prepared by the auditors and all other mandatory documents, in such manner and within such periods as are prescribed by Law.

Chapter II. Dissolution and Liquidation of the Company

Article 61. Grounds for Dissolution

The Company shall be dissolved upon the occurrence of any of the events set forth in the Companies Law.

Article 62. Liquidation of the Company

1. From the moment the Company declares itself to be in liquidation, the Board of Directors shall cease to hold office and the members thereof shall become liquidators of the Company. They shall make up a collective body which must be composed of an odd number of members. If necessary for such purpose, the director having the least length of service since appointment shall cease to hold office.

2. During the liquidation period, the provisions of these By-Laws governing the calling and holding of General Shareholders' Meetings shall be complied with, and the shareholders shall be informed of the progress of the liquidation, so that the shareholders may adopt such resolutions as they deem appropriate.

3. All liquidating operations shall be carried out with due observance of applicable law.

Article 63. Supervening Assets and Liabilities

1. If corporate property appears after the entries relating to the Company have been cancelled, the liquidators shall assign to the former shareholders the additional share to which they may be entitled, for which purpose such property shall be first converted into cash where necessary.

   After the passage of six months from the date on which the liquidators were required to comply with the provisions of the foregoing, without the former shareholders having been assigned the additional share, or in the absence of liquidators, any interested party may file a petition with the Court of First Instance of the Company's last registered office for the appointment of a person to replace the liquidators in the performance of their duties.

2. The former shareholders shall be jointly and severally liable for all unpaid corporate liabilities up to the amount of what they may have received as their share in liquidation, without prejudice to the liability of the liquidators in the event of fraudulent or negligent conduct.

3. In order to comply with formal requirements relating to legal acts performed prior to the cancellation of the entries of the Company, or whenever necessary, the former liquidators may formalize legal acts in the name of the defunct Company following its cancellation in the registry. In the absence of liquidators, any interested party may file a petition for formalization by the Court of First Instance of the place where the registered office of the Company was last located.

AMENDMENTS TO THE BY-LAWS OF IBERDROLA, S.A., APPROVED AT THE GENERAL SHAREHOLDERS' MEETING HELD ON MARCH 30, 2006.

PRIOR TEXT

Article 19. Call of the General Shareholders' Meeting

1. The General Shareholders' Meeting must be formally called by the Board of Directors through an announcement published in the Official Bulletin of the Commercial Registry and in one of the newspapers of wider circulation in Vizcaya at least fifteen (15) days prior to the date set for the holding thereof, except in cases in which the law provides for a different period, in which case the provisions thereof shall apply.

2. The Board of Directors must call a General Shareholders' Meeting in the following events:

   (a) In the event set forth in paragraph one of Article Eighteen of the By-Laws.

   (b) In the event that the meeting is requested in writing by shareholders who hold or represent at least that percentage of capital provided for by Law, which request sets forth the matters to be dealt with. In this event, the Board of Directors shall call for the General Shareholders' Meeting to be held within thirty (30) days following the date on which a notarized request for such call has been made. The Board of Directors must include the requested matters in the agenda.

   (c) When a tender offer is made for the securities of the Company, in order to report to the shareholders regarding the tender offer and to deliberate and decide upon the matters submitted for their consideration. Any shareholder owning voting shares representing at least one (1%) percent of share capital shall have the right to request inclusion of matters in the agenda of the General Shareholders' Meeting which must be called for this purpose.

3. The announcement must contain all statements required by Law under such circumstances and must in all events set

CURRENT TEXT

Article 19. Call of the General Shareholders' Meeting

1. The General Shareholders' Meeting must be formally called by the Board of Directors through an announcement published in the Official Bulletin of the Commercial Registry and in one of the newspapers of wider circulation in Vizcaya at least **one month** prior to the date set for the holding thereof, except in cases in which the law provides for a different period, in which case the provisions thereof shall apply.

2. The Board of Directors must call a General Shareholders' Meeting in the following events:

   (a) In the event set forth in paragraph one of Article Eighteen of the By-Laws.

   (b) In the event that the meeting is requested in writing by shareholders who hold or represent at least that percentage of capital provided for by Law, which request sets forth the matters to be dealt with. In this event, the Board of Directors shall call for the General Shareholders' Meeting to be held within thirty (30) days following the date on which a notarized request for such call has been made. The Board of Directors must include the requested matters in the agenda.

   (c) When a tender offer is made for the securities of the Company, in order to report to the shareholders regarding the tender offer and to deliberate and decide upon the matters submitted for their consideration. Any shareholder owning voting shares representing at least one (1%) percent of share capital shall have the right to request inclusion of matters in the agenda of the General Shareholders' Meeting which must be called for this purpose.

3. The announcement must contain all statements required by Law under such circumstances and must in all events set

forth the day, place and time of the meeting upon first call and all matters to be dealt with. The announcement may also, if appropriate, set forth the date on which the General Shareholders' Meeting shall proceed upon second call.

4. The shareholders may not deliberate or decide upon matters which are not included in the agenda.

Article 22. Right to Attend

1. Shareholders holding one hundred (100) or more voting shares may attend the General Shareholders' Meeting and take part in the deliberations thereof, with the right to be heard and to vote. Those who hold a lesser number of shares may combine and give their proxy to another shareholder who, in combination therewith, completes the requirement for one (100) shares or more.

2. In order to exercise the right to attend, shareholders' must cause the shares to be registered in their name in the corresponding book-entry registry at least five (5) days prior to the day on which the General Shareholders' Meeting is held. This circumstance must be evidenced by means of the appropriate attendance card or validation certificate issued by the entity or entities in charge of book-entry registries, or in any other form allowed by applicable legislation.

3. The members of the Board of Directors must attend meetings of the General Shareholders' Meeting. Managers, experts and other persons with an interest in the efficient running of corporate affairs

forth the day, place and time of the meeting upon first call and all matters to be dealt with. The announcement may also, if appropriate, set forth the date on which the General Shareholders' Meeting shall proceed upon second call.

4. **Shareholders representing at least five (5%) percent of the Share Capital may request the publication of a supplement to the call of the General Shareholders' Meeting including one or more items in the Agenda. The exercise of this right must be made by duly authenticated notice that must be received at the company's registered address within five (5) days of the publication of the call to meeting. The supplement to the call to meeting must be published at least fifteen (15) days prior to the date for the holding of the Meeting.**

5. The shareholders may not deliberate or decide upon matters which are not included in the agenda.

Article 22. Right to Attend

1. **All holders of voting shares** may attend the General Shareholders' Meeting and take part in deliberations thereof.

2. In order to exercise the right to attend, shareholders' must cause the shares to be registered in their name in the corresponding book-entry registry at least five (5) days prior to the day on which the General Shareholders' Meeting is held. This circumstance must be evidenced by means of the appropriate attendance card or validation certificate issued by the entity or entities in charge of book-entry registries, or in any other form allowed by applicable legislation.

3. The members of the Board of Directors must attend meetings of the General Shareholders' Meeting. Managers, experts and other persons with an interest in the efficient running of corporate affairs

may also be authorized by the Board of Directors to attend General Shareholders' Meetings. The absence of any of the foregoing shall not affect the validity of the General Shareholders' Meeting.

4. The Chairman may grant the press, financial analysts and any other person the Chairman deems appropriate access to the General Shareholders' Meeting, although the shareholders' may revoke such authorization.

may also be authorized by the Board of Directors to attend General Shareholders' Meetings. The absence of any of the foregoing shall not affect the validity of the General Shareholders' Meeting.

4. The Chairman may grant the press, financial analysts and any other person the Chairman deems appropriate access to the General Shareholders' Meeting, although the shareholders' may revoke such authorization.

PRICING SUPPLEMENT

Pricing Supplement dated 9 February 2006

Iberdrola Finanzas S.A.U.

(Incorporated with limited liability in the Kingdom of Spain)

Issue of

EUR 250,000,000 Floating Rate Notes due February 2009

Guaranteed by

Iberdrola, S.A.

under the EUR 6,000,000,000

Euro Medium Term Note Programme

This document constitutes the Pricing Supplement relating to the issue of Notes described herein. Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 22 March 2005. This Pricing Supplement must be read in conjunction with such Offering circular.

1.	(i)	Issuer:	Iberdrola Finanzas S.A.U.
	(ii)	Guarantor:	Iberdrola, S.A.
2.	(i)	Series Number:	62
	(ii)	Tranche Number:	1
3.		Specified Currency or Currencies:	EURO ("EUR")
4.		Aggregate Nominal Amount:	EUR 250,000,000
5.		Issue Price:	99.941 per cent. of the Aggregate Nominal Amount Net proceeds: EUR 249,852,500.00
6.		Specified Denominations:	EUR 100,000
7.	(i)	Issue Date:	9 February 2006
	(ii)	Interest Commencement Date:	9 February 2006
8.		Maturity Date:	9 February 2009

9.	Interest Basis:	Floating Rate 3 month EURIBOR plus 0.15 per cent. per annum
10.	Redemption/Payment Basis:	Redemption at par
11.	Change of Interest or Redemption/ Payment Basis:	Not Applicable
12.	Put/Call Options:	Not Applicable
13.	(i) Status of the Notes	Senior
	(ii) Status of the Guarantee:	Senior
14.	Listing:	Luxembourg
15.	Method of distribution:	Non-syndicated

RATINGS

16.	Rating(s):	The programme is rated as follows: A2 (MOODY'S) A+(S&P) A+ (FITCH)

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17.	**Fixed Rate Note Provisions**	Not Applicable
18.	**Floating Rate Note Provisions**	Applicable
	(i) Specified Interest Payment Dates:	Interest is payable quaterly each 9 May, 9 August, 9 November and 9 February of each year commencing on 9 May 2006 and ending on 9 February 2009
	(ii) Business Day Convention:	Modified Following Business Day Convention
	(iii) Additional Business Centre(s):	Not Applicable
	(iv) Manner in which the Rate of Interest is to be determined:	Screen Rate Determination

(v)	Party responsible for calculating the Rate of Interest and Interest amount:	The Agent (JP Morgan Chase Bank)
(vi)	Screen Rate Determination:	Applicable
	-Reference Rate:	3 month EURIBOR
	-Interest Determination Date	Two TARGET Business Days prior to the start of the relevant Interest Period
	-Relevant Screen Page:	EUR-EURIBOR Moneyline Telerate, page 248, taken at 11:00 a.m. Brussels time.
(vii)	ISDA Determination:	Not Applicable
(viii)	Margin(s):	Plus 0.15 per cent. per annum
(ix)	Minimum Rate of Interest:	Not Applicable
(x)	Maximum Rate of Interest:	Not Applicable
(xi)	Day Count Fraction:	Actual/360
(xii)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Not Applicable

19. **Zero Coupon Note Provisions** — Not Applicable

20. **Index/Formula Linked Note Provisions** — Not Applicable

21. **Dual Currency Note Provisions** — Not Applicable

PROVISION RELATING TO REDEMPTION

22. **Call Option** — Not Applicable

23.	**Put Option**	Not Applicable
24.	**Final Redemption Amount**	Par
25.	**Early Redemption Amount** Early Redemption Amount(s) payable on redemption for taxation reasons or on event of default and/or the method of calculating the same (if required or if different from that set out in Condition 6):	Par plus accrued interest to the date fixed for redemption (payable on redemption for taxation reasons or on event of default)

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26.	Form of the Notes:	Bearer Notes: Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for definitive Notes in the limited circumstances specified in the permanent Global Note.
27.	Additional Financial Centre(s) or other special provisions relating to Payment Dates:	Not Applicable
28.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
29.	Detail relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and the consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
30.	Details relating to Instalment Notes: amount of each instalment, date on which each payment is to be made:	Not Applicable
31.	Other terms or special conditions:	Not applicable

32.	Temporary Commissioner:	Roberto Orjales

PROVISIONS RELATING TO REDENOMINATION AND/OR EXCHANGEABILITY

33.	Redenomination	Not Applicable
34.	Exchangeability	Not Applicable

DISTRIBUTION

35.	(i) If syndicates, name of Managers: (ii) Stabilising Manager (if any):	Not Applicable Not Applicable
36.	If not-syndicated, name of Dealer:	CALYON Corporate and Investment Bank
37.	Additional selling restrictions:	Not Applicable
38.	Netherlands Selling Restriction:	Unless the Notes have a denomination of at least EUR 100,000, the Notes may not be offered, sold, transferred or delievered into the Netherland. Lower denominations Notes must bear a legend as specified in the Offering Circular.

OPERATION INFORMATION

39.	(i) ISIN Code:	XS0242656766
40.	(i) Common Code:	24265676
41.	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s):	Not Applicable
42.	Delivery:	Delivery against payment
43.	Additional Paying Agent(s) (if any):	Not Applicable

LISTING APPLICATION

The Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the Euro 6,000,000,000 Euro Medium Term Note Programme of Iberdrola Finanzas S.A.U.

RESPONSIBILITY

The Issuer and Guarantor accept responsibility for the information contained in this Pricing Supplement:

Signed on behalf of the Issuer:	Signed on behalf of the Guarantor:
By:	By: ....
Duly authorized	Duly authorized

PRICING SUPPLEMENT

Pricing Supplement dated 22 February 2006

Iberdrola Finanzas S.A.U.

(Incorporated with limited liability in the Kingdom of Spain)

Issue of

EUR 100,000,000 Floating Rate Notes due February 2008

Guaranteed by

Iberdrola, S.A.

under the EUR 6,000,000,000

Euro Medium Term Note Programme

This document constitutes the Pricing Supplement relating to the issue of Notes described herein. Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 22 March 2005. This Pricing Supplement must be read in conjunction with such Offering circular.

1.	(i)	Issuer:	Iberdrola Finanzas S.A.U.
	(ii)	Guarantor:	Iberdrola, S.A.
2.	(i)	Series Number:	63
	(ii)	Tranche Number:	1
3.	Specified Currency or Currencies:		EURO ("EUR")
4.	Aggregate Nominal Amount:		EUR 100,000,000
5.	Issue Price:		100.00 per cent. of the Aggregate Nominal Amount
6.	Specified Denominations:		EUR 100,000
7.	(i)	Issue Date:	22 February 2006
	(ii)	Interest Commencement Date:	22 February 2006
8.	Maturity Date:		Interest Payment Date falling in February 2008

9.	Interest Basis:	Floating Rate 3 month EURIBOR plus 0.12 per cent. per annum
10.	Redemption/Payment Basis:	Redemption at par
11.	Change of Interest or Redemption/ Payment Basis:	Not Applicable
12.	Put/Call Options:	Not Applicable
13.	(i) Status of the Notes	Senior
	(ii) Status of the Guarantee:	Senior
14.	Listing:	Luxembourg
15.	Method of distribution:	Non-syndicated

RATINGS

16.	Rating(s):	The programme is rated as follows: A2 (MOODY'S) A+(S&P) A+ (FITCH)

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17.	**Fixed Rate Note Provisions**	Not Applicable
18.	**Floating Rate Note Provisions**	Applicable
	(i) Specified Interest Payment Dates:	Interest is payable quarterly each 22 May, 22 August, 22 November and 22 February of each year commencing on 22 May 2006 and ending on 22 February 2008, subject to adjustment in accordance with the Business Day Convention
	(ii) Business Day Convention:	Modified Following Business Day Convention
	(iii) Additional Business Centre(s):	Not Applicable

(iv)	Manner in which the Rate of Interest is to be determined:	Screen Rate Determination
(v)	Party responsible for calculating the Rate of Interest and Interest amount:	The Agent (JP Morgan Chase Bank)
(vi)	Screen Rate Determination:	Applicable
	-Reference Rate:	3 month EURIBOR
	-Interest Determination Date	Two TARGET Business Days prior to the start of the relevant Interest Period
	-Relevant Screen Page:	EUR-EURIBOR Moneyline Telerate, page 248, taken at 11:00 a.m. Brussels time.
(vii)	ISDA Determination:	Not Applicable
(viii)	Margin(s):	Plus 0.12 per cent. per annum
(ix)	Minimum Rate of Interest:	Not Applicable
(x)	Maximum Rate of Interest:	Not Applicable
(xi)	Day Count Fraction:	Actual/360 adjusted
(xii)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Not Applicable

19.	**Zero Coupon Note Provisions**	Not Applicable
20.	**Index/Formula Linked Note Provisions**	Not Applicable
21.	**Dual Currency Note Provisions**	Not Applicable

PROVISION RELATING TO REDEMPTION

22.	**Call Option**	Not Applicable
23.	**Put Option**	Not Applicable
24.	**Final Redemption Amount**	Par
25.	**Early Redemption Amount** Early Redemption Amount(s) payable on redemption for taxation reasons or on event of default and/or the method of calculating the same (if required or if different from that set out in Condition 6):	Par plus accrued interest to the date fixed for redemption (payable on redemption for taxation reasons or on event of default)

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26.	Form of the Notes:	Bearer Notes: Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for definitive Notes in the limited circumstances specified in the permanent Global Note.
27.	Additional Financial Centre(s) or other special provisions relating to Payment Dates:	Not Applicable
28.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
29.	Detail relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and the consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
30.	Details relating to Instalment Notes: amount of each instalment, date on which each payment is to be made:	Not Applicable

31.	Other terms or special conditions:	Not applicable
32.	Temporary Commissioner:	Roberto Orjales

PROVISIONS RELATING TO REDENOMINATION AND/OR EXCHANGEABILITY

33.	Redenomination	Not Applicable
34.	Exchangeability	Not Applicable

DISTRIBUTION

35.	(i) If syndicates, name of Managers: (ii) Stabilising Manager (if any):	Not Applicable Not Applicable
36.	If not-syndicated, name of Dealer:	WestLB AG, London Branch
37.	Additional selling restrictions:	Not Applicable
38.	Netherlands Selling Restriction:	Unless the Notes have a denomination of at least EUR 100,000, the Notes may not be offered, sold, transferred or delievered into the Netherland. Lower denominations Notes must bear a legend as specified in the Offering Circular.

OPERATION INFORMATION

39.	(i) ISIN Code:	XS0245128607
40.	(i) Common Code:	24512860
41.	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s):	Not Applicable
42.	Delivery:	Delivery against payment
43.	Additional Paying Agent(s) (if any):	Not Applicable

LISTING APPLICATION

The Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the Euro 6,000,000,000 Euro Medium Term Note Programme of Iberdrola Finanzas S.A.U.

RESPONSIBILITY

The Issuer and Guarantor accept responsibility for the information contained in this Pricing Supplement:

Signed on behalf of the Issuer:

By: ....
Duly authorized

Signed on behalf of the Guarantor:

By: ....
Duly authorized

PRICING SUPPLEMENT


RECEIVED

Pricing Supplement dated 6 March 2006

Iberdrola Finanzas S.A.U.

(incorporated with limited liability in the Kingdom of Spain)

issue of

EUR 300,000,000 Floating Rate Notes due September 2007

Guaranteed by

Iberdrola, S.A.

under the EUR 6,000,000,000

Euro Medium Term Note Programme

This document constitutes the Pricing Supplement relating to the issue of Notes described herein. Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 22 March 2005. This Pricing Supplement must be read in conjunction with such Offering Circular.

1.	(i)	Issuer:	Iberdrola Finanzas S.A.U.
	(ii)	Guarantor:	Iberdrola, S.A.
2.	(i)	Series Number:	64
	(ii)	Tranche Number:	1
3.		Specified Currency or Currencies:	Euro ("EUR")
4.		Aggregate Nominal Amount:	EUR 300,000,000
5.		Issue Price:	100.00 per cent. of the Aggregate Nominal Amount
6.		Specified Denominations:	EUR 50,000
7.	(i)	Issue Date:	6 March 2006
	(ii)	Interest Commencement Date (if different from Issue Date):	Not Applicable
8.		Maturity Date or (for Floating Rate Notes)	

	Redemption Month:	September 2007
9.	Interest Basis:	3 month EURIBOR plus 0.08 per cent. per annum Floating Rate (further particulars specified below)
10.	Redemption/Payment Basis:	Redemption at par
11.	Change of Interest or Redemption/ Payment Basis:	Not Applicable
12.	Put/Call Options:	Not Applicable
13.	(i) Status of the Notes:	Senior
	(ii) Status of the Guarantee:	Senior
14.	Listing:	Luxembourg Stock Exchange
15.	Method of distribution:	Non-syndicated

RATINGS

16.	Rating(s):	A2 (Moody's) A+(S&P) AA- (Fitch)

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17.	**Fixed Rate Note Provisions**	Not Applicable
18.	**Floating Rate Note Provisions**	Applicable
	(i) Specified Period(s) / Specified Interest Payment Dates:	Specified Periods are quarterly from and including the Issue Date to but excluding the Maturity Date. There will be a long first Interest Period from and including the Issue Date, to but excluding 7 June 2006 (the "Long First Interest Period")

		Specified Interest Payment Dates are 7 June, 7 September, 7 December and 7 March in each year commencing on 7 June 2006 and ending on 7 September 2007, subject to adjustment in accordance with the Business Day Convention.
(ii)	Business Day Convention:	Modified Following Business Day Convention
(iii)	Additional Business Centre(s):	Not Applicable
(iv)	Manner in which the Rate(s) of Interest is/are to be determined:	Screen Rate Determination
(v)	Party responsible for calculating the Rate of Interest and Interest amount (if not the Fiscal Agent):	Not Applicable
(vi)	Screen Rate Determination:	Applicable
	-Reference Rate:	3 month EURIBOR, including for the avoidance of doubt, in respect of the Long First Interest Period
	-Interest Determination Dates:	11:00 a.m. Brussels time two TARGET Business Days prior to the start of the relevant Interest Period
	-Relevant Screen Page:	EUR-EURIBOR Moneyline Telerate, page 248
(vii)	ISDA Determination:	Not Applicable
(viii)	Margin(s):	Plus 0.08 per cent. per annum
(ix)	Minimum Rate of Interest:	Not Applicable
(x)	Maximum Rate of Interest:	Not Applicable
(xi)	Day Count Fraction:	Actual/360
(xii)	Fall back provisions, rounding provisions, denominator and any	

	other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Not Applicable
19.	**Zero Coupon Note Provisions**	Not Applicable
20.	**Index/Formula-Linked Note Provisions**	Not Applicable
21.	**Dual Currency Note Provisions**	Not Applicable

PROVISION RELATING TO REDEMPTION

22.	**Call Option**	Not Applicable
23.	**Put Option**	Not Applicable
24.	**Final Redemption Amount**	Par
25.	**Early Redemption Amount**	
	Early Redemption Amount(s) payable on redemption for taxation reasons or on event of default and/or the method of calculating the same (if required or if different from that set out in Condition 6):	Par plus accrued interest to the date fixed for redemption (payable on redemption for taxation reasons or on event of default)

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26.	Form of Notes:	Bearer Notes: Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for definitive Notes in the limited circumstances specified in the permanent Global Note
27.	Additional Financial Centre(s) or other	Not Applicable

special provisions relating to Payment Dates:

28.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
29.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and the consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
30.	Details relating to Instalment Notes: amount of each instalment, date on which each payment is to be made:	Not Applicable
31.	Other terms or special conditions:	Not Applicable
32.	Temporary Commissioner:	Roberto Orjales

PROVISIONS RELATING TO REDENOMINATION AND/OR EXCHANGEABILITY

33.	Redenomination:	Not Applicable
34.	Exchangeability:	Not Applicable

DISTRIBUTION

35.	(i) If syndicated, name of Managers:	Not Applicable
	(ii) Stabilising Manager (if any):	Not Applicable
36.	If not-syndicated, name of Dealer:	ABN AMRO Bank N.V.
37.	Additional selling restrictions:	**European Economic Area:**

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "**Relevant Member State**"), the Dealer has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the "**Relevant Implementation Date**") it has not made and will not make an offer of the Notes to the public in that Relevant Member State, except that it may, with effect from and including the Relevant Implementation Date, make an offer of Notes to the public in that Relevant Member State:

(a) in (or in Germany, where the offer starts within) the period beginning on the date of publication of a prospectus in relation to those Notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive and ending on the date which is 12 months after the date of such publication;

(b) at any time to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(c) at any time to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(d) at any time in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an "offer of Notes to the public" in relation to any Notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe the Notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression **Prospectus Directive** means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

For the avoidance of doubt and notwithstanding the above, the Spanish selling restriction for Notes issued by Iberdrola Finanzas, S.A.U still applies for the issue of the Notes described herein

38.	Netherlands Selling Restriction:	See paragraph 37 above

OPERATION INFORMATION

39.	ISIN Code:	XS0245792717
40.	Common Code:	24579271
41.	Any clearing system(s) other than	Not Applicable

Euroclear and Clearstream, Luxembourg and the relevant identification number(s):

42. Delivery: Delivery against payment

43. Additional Paying Agent(s) (if any): Not Applicable

LISTING APPLICATION

The Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the Euro 6,000,000,000 Euro Medium Term Note Programme of Iberdrola Finanzas S.A.U.

RESPONSIBILITY

The Issuer and Guarantor accept responsibility for the information contained in this Pricing Supplement:

Signed on behalf of the Issuer: Signed on behalf of the Guarantor:

By: .... By: ....
Duly authorized Duly authorized

PRICING SUPPLEMENT



Pricing Supplement dated 15 March 2006

Iberdrola Finanzas S.A.U.

(incorporated with limited liability in the Kingdom of Spain)

issue of

EUR 75,000,000 Inflation Linked Notes due March 2021

Guaranteed by

Iberdrola, S.A.

under the EUR 6,000,000,000

Euro Medium Term Note Programme

This document constitutes the Pricing Supplement relating to the issue of Notes described herein. Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 22 March 2005. This Pricing Supplement must be read in conjunction with such Offering Circular.

1.	(i)	Issuer:	Iberdrola Finanzas S.A.U.
	(ii)	Guarantor:	Iberdrola, S.A.
2.	(i)	Series Number:	65
	(ii)	Tranche Number:	1
3.		Specified Currency or Currencies:	Euro ("EUR")
4.		Aggregate Nominal Amount:	EUR 75,000,000
5.		Issue Price:	100.00 per cent. of the Aggregate Nominal Amount
6.		Specified Denominations:	EUR 50,000
7.	(i)	Issue Date:	15 March 2006
	(ii)	Interest Commencement Date (if different from Issue Date):	Not Applicable
8.		Maturity Date	15 March 2021

9.	Interest Basis:	Inflation Linked Interest
10.	Redemption/Payment Basis:	Redemption at par
11.	Change of Interest or Redemption/ Payment Basis:	Not Applicable
12.	Put/Call Options:	Not Applicable
13.	(i) Status of the Notes:	Senior
	(ii) Status of the Guarantee:	Senior
14.	Listing:	Luxembourg Stock Exchange
15.	Method of distribution:	Non-syndicated

RATINGS

16.	Rating(s):	A2 (Moody's) A+ (S&P) AA- (Fitch)

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17.	Fixed Rate Note Provisions	Not Applicable
18.	Floating Rate Note Provisions	Not Applicable
19.	Zero Coupon Note Provisions	Not Applicable
20.	Inflation-Linked Note Provisions	Applicable
	(i) Rate of Interest:	Inflation + Margin, expressed as a percentage and subject to a minimum of zero.
	(ii) Margin:	Zero, from and including year 1 to but excluding year 4. 1.50% from and including year 4 to and including year 15.
	(iii) Inflation :	Inflation (j) means the Percentage Increment in the Spanish Consumer Price Index between

the months of December (j-2) and December (j-1), subject to a minimum of zero rounded to the nearest one-tenth of a percentage point.

Where, for any Interest Period j, the Spanish Consumer Price Index for December (j-1) shall be the Index determined for the month of December, being the month that is three months prior to the end of that Interest Period and the Spanish Consumer Price Index for December (j-2) shall be the Index determined for the month of December, being the month that is fifteen months prior to the end of that Interest Period.

(iv) Percentage Increment: The rate of Inflation in Spain, defined as the relative percentage increment of the Spanish Consumer Price Index ("Incremento relativo del Indice General Nacional de Precios al Consumo") as supplied by the Instituto Nacional de Estadística through a certificate upon request.

(v) Specified Period(s) / Specified Interest Payment Dates: The initial Interest Period will be the period from and including the Issue Date to but excluding the first Interest Payment Date. Subsequent Interest Periods will be the periods from and including one Interest Payment Date to but excluding the next succeeding Interest Payment Date.

Specified Interest Payment Dates are 15 March in each year commencing on 15 March 2007 and ending on 15 March 2021, subject to adjustment in accordance with the Business Day Convention.

(vi) Day Count Fraction: 30/360 (unadjusted)

	(vii) Business Day Convention:	Following Business Day Convention.
	(viii) Additional Business Centre(s):	Not Applicable
	(ix) Party responsible for calculating the Rate of Interest and Interest amount (if not the Fiscal Agent):	UBS AG, London Branch
21.	Dual Currency Note Provisions	Not Applicable

PROVISION RELATING TO REDEMPTION

22.	Call Option	Not Applicable
23.	Put Option	Not Applicable
24.	Final Redemption Amount	Par
25.	Early Redemption Amount	
	Early Redemption Amount(s) payable on redemption for taxation reasons or on event of default and/or the method of calculating the same (if required or if different from that set out in Condition 6):	Par plus accrued interest to the date fixed for redemption (payable on redemption for taxation reasons or on event of default)

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26.	Form of Notes:	Bearer Notes: Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for definitive Notes in the limited circumstances specified in the permanent Global Note
27.	Additional Financial Centre(s) or other special provisions relating to Payment Dates:	Not Applicable
28.	Talons for future Coupons or Receipts to be	No

	attached to Definitive Notes (and dates on which such Talons mature):	
29.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and the consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
30.	Details relating to Instalment Notes: amount of each instalment, date on which each payment is to be made:	Not Applicable
31.	Other terms or special conditions:	Not Applicable
32.	Temporary Commissioner:	Roberto Orjales

PROVISIONS RELATING TO REDENOMINATION AND/OR EXCHANGEABILITY

33.	Redenomination:	Not Applicable
34.	Exchangeability:	Not Applicable

DISTRIBUTION

35.	(i) If syndicated, name of Managers: (ii) Stabilising Manager (if any):	Not Applicable Not Applicable
36.	If not-syndicated, name of Dealer:	UBS AG, London Branch

37. Additional selling restrictions: **European Economic Area:**

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "**Relevant Member State**"), the Dealer has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the "**Relevant Implementation Date**") it has not made and will not make an offer of the Notes to the public in that Relevant Member State, except that it may, with effect from and including the Relevant Implementation Date, make an offer of Notes to the public in that Relevant Member State:

(a) in (or in Germany, where the offer starts within) the period beginning on the date of publication of a prospectus in relation to those Notes which has been

approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive and ending on the date which is 12 months after the date of such publication;

(b) at any time to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(c) at any time to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(d) at any time in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an "offer of Notes to the public" in relation to any Notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe the Notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression **Prospectus Directive** means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

For the avoidance of doubt and notwithstanding the above, the Spanish selling restriction for Notes issued by Iberdrola Finanzas, S.A.U still applies for the issue of the Notes described herein

38.	Netherlands Selling Restriction:	See paragraph 37 above

OPERATION INFORMATION

39.	ISIN Code:	XS0246665573
40.	Common Code:	24666557
41.	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s):	Not Applicable
42.	Delivery:	Delivery against payment
43.	Additional Paying Agent(s) (if any):	Not Applicable

LISTING APPLICATION

The Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the Euro 6,000,000,000 Euro Medium Term Note Programme of Iberdrola Finanzas S.A.U.

RESPONSIBILITY

The Issuer and Guarantor accept responsibility for the information contained in this Pricing Supplement:

Signed on behalf of the Issuer:

By: ....
Duly authorized

Signed on behalf of the Guarantor:

By: ....
Duly authorized

BASE PROSPECTUS


IBERDROLA

IBERDROLA INTERNATIONAL B.V.

(Incorporated with limited liability in The Netherlands and having its corporate domicile in Amsterdam)

IBERDROLA FINANZAS, S.A.U.

(Incorporated with limited liability in the Kingdom of Spain)

Euro 10,000,000,000
Euro Medium Term Note Programme

Guaranteed by

IBERDROLA, S.A.

(Incorporated with limited liability in the Kingdom of Spain)

Under the Guaranteed Euro Medium Term Note Programme (the "Programme") described in this Base Prospectus (which replaces the Offering Circular dated 22 March 2005 in respect of the Programme), Iberdrola International B.V. and Iberdrola Finanzas, S.A.U. (each an "Issuer" and together the "Issuers") may from time to time issue notes (the "Notes") subject to compliance with all relevant laws, regulations and directives. The payment of all amounts due in respect of the Notes will be unconditionally and irrevocably guaranteed by Iberdrola, S.A. (the "Guarantor"). The aggregate principal amount of Notes outstanding and guaranteed will not at any time exceed Euro 10,000,000,000 (or the equivalent in other currencies).

Application has been made to the *Commission de Surveillance du Secteur Financier* (the "CSSF") in its capacity as competent authority under the Luxembourg Act dated 10 July 2005 on prospectuses for securities to approve this document as a base prospectus of each Issuer. Application has also been made to the Luxembourg Stock Exchange for Notes issued under the Programme to be admitted to trading on the Luxembourg Stock Exchange's regulated market and to be listed on the Luxembourg Stock Exchange. Such market is a regulated market for the purposes of the Markets in Financial Instruments Directive 2004/39/EC. Notice of the aggregate nominal amount of Notes, interest (if any) payable in respect of Notes, the issue price of Notes and any other terms and conditions not contained herein which are applicable to each issue of Notes will be set out in a final terms supplement (the "Final Terms") which, with respect to Notes to be listed on the Luxembourg Stock Exchange, will be filed with the CSSF. The Programme provides that Notes may be listed or admitted to trading, as the case may be, on such other or further stock exchanges or markets as may be agreed between the relevant Issuer, the Guarantor and the relevant Dealer (including, if so agreed, the *AIAF Mercado de Renta Fija* ("AIAF"). Iberdrola International B.V. ("Iberdrola International") may also issue unlisted Notes. Iberdrola Finanzas, S.A.U. ("Iberdrola Finanzas") may not issue unlisted Notes.

The Notes may be issued in bearer form ("Bearer Notes"), in registered form ("Registered Notes") or in bearer form exchangeable for Registered Notes ("Exchangeable Bearer Notes"). Each Tranche of Bearer Notes having an original maturity of more than one year will initially be represented by a temporary Global Note and each Tranche of Bearer Notes having an original maturity of one year or less will initially be represented by a permanent Global Note which, in each case, will be deposited on the issue date with a common depositary on behalf of Euroclear (as defined below) and Clearstream, Luxembourg (as defined below) or as otherwise agreed between the relevant Issuer and the relevant Dealer. Interests in temporary Global Notes will be exchangeable for interests in a permanent Global Note or, if so stated in the relevant Final Terms, for definitive Bearer Notes after the date falling 40 days after the Issue date upon certification as to non-U.S. beneficial ownership or for definitive Registered Notes at any time after the issue date. If specified in the relevant Final Terms, interests in permanent Global Notes will be exchangeable for definitive Bearer Notes or definitive Registered Notes. Registered Notes will be represented by Certificates, one Certificate being issued in respect of each Holder's entire holding of Registered Notes of one Series. Registered Notes which are held in Euroclear and Clearstream, Luxembourg will be registered in the name of nominees for Euroclear and Clearstream, Luxembourg or a common nominee for both, and the relevant Certificate(s) will be delivered to the appropriate depositary or, as the case may be, a common depositary.

This document comprises a base prospectus of each of Iberdrola International and Iberdrola Finanzas, in each case, for the purposes of Article 5.4 of Directive 2003/71/EC (the "Prospectus Directive") and for the purpose of giving information with regard to each Issuer, the Guarantor and the Notes which, according to the particular nature of each Issuer, the Guarantor and the Notes, is necessary to enable investors to make an informed assessment of the assets and liabilities, financial position, profit and losses and prospects of each Issuer and the Guarantor.

The Programme has been rated A+ by Standard & Poor's Ratings Services, a Division of the McGraw-Hill companies ("Standard & Poor's"), A2 by Moody's Investors Service Limited ("Moody's"), and AA- by Fitch Ratings ("Fitch"). Notes issued under the Programme may be rated or unrated. Where an issue of Notes is rated, its credit rating may not necessarily be the same as the credit rating applicable to the Programme. A credit rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time by the assigning rating organisation.

In the case of any Notes which are to be admitted to trading on a regulated market within the European Economic Area or offered to the public in a Member State of the European Economic Area in circumstances which require the publication of a prospectus under the Prospectus Directive (2003/71/EC), the minimum denomination shall be €50,000 (or its equivalent in any other currency as at the date of issue of the Notes).

Prospective investors should have regard to the factors described under the section headed "Risk Factors" in this Base Prospectus.

Arranger

Barclays Capital

Dealers

ABN AMRO
Banco Bilbao Vizcaya Argentaria, S.A.
Barclays Capital
BNP PARIBAS
CALYON Corporate and Investment Bank
Fortis Bank
HSBC
ING Wholesale Banking
Morgan Stanley
Banco Santander Central Hispano, S.A.
UBS Investment Bank

The date of this Base Prospectus is 28 April 2006

The Issuers and the Guarantor accept responsibility for the information contained in this Base Prospectus. To the best of the knowledge and belief of the Issuers and the Guarantor (each of which has taken all reasonable care to ensure that such is the case), the information contained in the Base Prospectus is in accordance with the facts and does not omit anything likely to affect the import of such information. This Base Prospectus is to be read in conjunction with all documents which are deemed to be incorporated herein by reference (see "Documents Incorporated by Reference" below).

Copies of Final Terms will be available, free of charge, from the registered office of the relevant Issuer, the registered office of the Guarantor and the specified office set out below of each of the Paying Agents (as defined below).

Potential Noteholders (as defined herein) are alerted to the statements under "Taxation and Disclosure of Noteholder Information" regarding the tax treatment in the Kingdom of Spain of income in respect of Notes issued by Iberdrola Finanzas and to the disclosure requirements imposed on the Guarantor relating to the identity of certain Noteholders. In particular, in the case of Notes issued by Iberdrola Finanzas, income in respect of the Notes will be subject to withholding tax if certain information regarding Noteholders is not received by the Guarantor as described herein.

No person has been authorised to give any information or to make any representation other than those contained in this Base Prospectus in connection with the issue or sale of the Notes and if given or made, such information or representation must not be relied upon as having been authorised by the Issuers, the Guarantor or any of the Dealers (as defined in "Subscription and Sale"). Neither the delivery of this Base Prospectus nor any sale made in connection herewith shall, under any circumstances, create any implication that there has been no change in the affairs of either of the Issuers or the Guarantor since the date hereof or the date upon which this document has been most recently supplemented or that there has been no adverse change in the financial position of the Issuers or the Guarantor since the date hereof or the date upon which this document has been most recently supplemented or that any other information supplied in connection with the Programme is correct as of any time subsequent to the date on which it is supplied or, if different, the date indicated in the document containing the same.

The Arranger and the Dealers have not separately verified the information contained in this Base Prospectus. None of the Dealers or the Arranger makes any representation, express or implied, or accepts any responsibility with respect to the accuracy or completeness of any of the information in this Base Prospectus. Neither this Base Prospectus nor any other financial statements are intended to provide the basis of any credit or other evaluation and should not be considered as a recommendation by the Issuers, the Guarantor, the Arranger or the Dealers that any recipient of this Base Prospectus or any other financial statements should purchase the Notes. Each potential purchaser of Notes should determine for itself the relevance of the information contained in this Base Prospectus and its purchase of Notes should be based upon such investigation as it deems necessary. None of the Dealers or the Arranger undertakes to review the financial condition or affairs of the Issuers or the Guarantor during the life of the arrangements contemplated by this Base Prospectus nor to advise any investor or potential investor in the Notes of any information coming to the attention of any of the Dealers or the Arranger.

This Base Prospectus does not constitute an offer of or an invitation by or on behalf of the Issuers, the Guarantor or the Dealers to subscribe for, or purchase, any Notes.

The Notes have not been and will not be registered under the United States Securities Act of 1933 (as amended) (the "Securities Act") and include Notes that are subject to U.S. tax law requirements. Subject to certain exceptions, Notes may not be offered, sold or delivered within the United States or to U.S. persons.

This Base Prospectus does not constitute an offer to sell or the solicitation of an offer to buy any Notes in any jurisdiction to any person to whom it is unlawful to make the offer or solicitation in such jurisdiction. The distribution of this Base Prospectus and the offer or sale of Notes may be restricted by law in certain jurisdictions. The Issuers, the Guarantor and the Dealers do not represent that this Base Prospectus may be lawfully distributed, or that any Notes may be lawfully offered, in compliance with any applicable registration or other requirements in any such jurisdiction, or pursuant to an exemption available thereunder, or assume any responsibility for facilitating any such distribution or offering. In particular, no action has been taken by the Issuers, the Guarantor or the Dealers which would permit a public offering of any Notes outside Luxembourg or distribution of this Base Prospectus in any

jurisdiction where action for that purpose is required. Accordingly, no Notes may be offered or sold, directly or indirectly, and neither this Base Prospectus nor any advertisement or other offering material may be distributed or published in any jurisdiction, except under circumstances that will result in compliance with any applicable laws and regulations. Persons into whose possession this Base Prospectus or any Notes may come must inform themselves about, and observe, any such restrictions on the distribution of this Base Prospectus and the offering and sale of Notes. In particular, there are restrictions on the distribution of this Base Prospectus and the offer or sale of Notes in the United States, the European Economic Area, Spain and Japan.

The maximum aggregate principal amount of Notes outstanding at any one time under the Programme will not exceed Euro 10,000,000,000 (and for this purpose, any Notes denominated in another currency shall be translated into Euro at the date of the agreement to issue such Notes). The maximum aggregate principal amount of Notes which may be outstanding at any one time under the Programme may be increased from time to time, subject to compliance with the relevant provisions of the Dealership Agreement, as defined under "Subscription and Sale".

In this Base Prospectus, unless otherwise specified or the context otherwise requires, references to "Euro", "euro", "€" or "Eur" are to the single currency which was introduced at the start of the third stage of European Economic and Monetary Union, pursuant to the treaty establishing the European Communities, as amended (the "Treaty"), to "U.S.D" or "U.S.$" are to the lawful currency of the United States of America, to "pounds sterling", "GBP" or "£" are to the lawful currency of the United Kingdom and to "Japanese yen", "yen" or "¥" are to the lawful currency of Japan.

TABLE OF CONTENTS

In connection with the issue of any Tranche of Notes, the Dealer or Dealers (if any) named as the Stabilising Manager(s) (or persons acting on behalf of any Stabilising Manager(s)) in the applicable Final Terms may over-allot Notes (provided that, in the case of any Tranche of Notes to be admitted to trading on a regulated market in the European Economic Area, the aggregate principal amount of Notes allotted does not exceed 105 per cent. of the aggregate principal amount of the relevant Tranche) or effect transactions with a view to supporting the market price of the Notes at a level higher than that which might otherwise prevail. However, there is no assurance that the Stabilising Manager(s) (or persons acting on behalf of a Stabilising Manager) will undertake stabilisation action. Any stabilisation action may begin on or after the date on which adequate public disclosure of the terms of the offer of the relevant Tranche of Notes is made and, if begun, may be ended at any time, but it must end no later than the earlier of 30 days after the issue date of the relevant Tranche of Notes and 60 days after the date of the allotment of the relevant Tranche of Notes.

GENERAL DESCRIPTION OF THE PROGRAMME

The following general description does not purport to be complete and is taken from, and is qualified in its entirety by, the remainder of this document and, in relation to the terms and conditions of any particular Tranche of Notes, the applicable Final Terms. Words and expressions defined elsewhere in this document shall have the same meanings in this general description. The relevant Issuer may agree with any Dealer that Notes may be issued in a form other than that contemplated in "Terms and Conditions of the Notes issued by Iberdrola International" or in "Terms and Conditions of the Notes issued by Iberdrola Finanzas", as applicable, herein, in which event a supplement to this Base Prospectus, if appropriate, will be made available which will describe the effect of the agreement reached in relation to such Notes.

Issuers:	Iberdrola International B.V. ("Iberdrola International") Iberdrola Finanzas, S.A.U. ("Iberdrola Finanzas")
Guarantor:	Iberdrola, S.A. (the "Guarantor")
Description:	Guaranteed Euro Medium Term Note Programme (the "Programme").
Arranger:	Barclays Bank PLC, acting through its investment banking division, Barclays Capital.
Dealers:	ABN AMRO Bank N.V., Banco Bilbao Vizcaya Argentaria, S.A., Barclays Bank PLC, acting through its investment banking division, Barclays Capital, BNP Paribas, CALYON, Fortis Bank nv-sa, HSBC Bank plc, ING Bank NV (Amsterdam), Morgan Stanley & Co. International Limited, Banco Santander Central Hispano, S.A. and UBS Limited. The relevant Issuer may from time to time terminate the appointment of any dealer under the Programme or appoint additional dealers either in respect of a single Tranche or in respect of the whole Programme. References in this Base Prospectus to "Permanent Dealers" are to the persons listed above as Dealers and to such additional persons which are appointed as dealers in respect of the whole Programme (and whose appointment has not been terminated) and to "Dealers" are to all Permanent Dealers and all persons appointed as a dealer in respect of one or more Tranches.
Fiscal Agent:	JPMorgan Chase Bank N.A., London Branch.
Size:	Up to Euro 10,000,000,000 (or the equivalent in other currencies at the date of issue) aggregate principal amount of Notes outstanding at any one time. The Issuers and the Guarantor have the option, subject to the fulfilment of certain conditions, to increase the size of the Programme.
Constitution of Notes issued by Iberdrola Finanzas:	Notes issued by Iberdrola Finanzas will be constituted by virtue of a public deed to be executed and registered with the Mercantile Registry of Vizcaya on or prior to the issue date, if so required by Spanish law.
Currencies:	Subject to compliance with all relevant laws, regulations and directives, Notes may be issued in Euro, U.S. dollars, Australian dollars, Canadian dollars, Danish krone, Hong Kong dollars, New Zealand dollars, Pounds sterling, Swedish kronor, Swiss francs or Japanese yen or in other currencies if the relevant Issuer, the Guarantor and the Dealers so agree.
Maturities:	Any maturity subject to compliance with all relevant laws, regulations and directives. Where Notes have a maturity of less than one year and either (a) the issue proceeds are received by the relevant Issuer in the United Kingdom or (b) the activity of issuing the Notes is carried on from an establishment maintained by the relevant Issuer in the United Kingdom, such Notes must: (i) have a minimum redemption value of £100,000 (or its equivalent in other currencies) and be issued only to persons whose ordinary activities involve them in acquiring, holding,

managing or disposing of investments (as principal or agent) for the purposes of their businesses or who it is reasonable to expect will acquire, hold, manage or dispose of investments (as principal or agent) for the purposes of their businesses; or (ii) be issued in other circumstances which do not constitute a contravention of section 19 of the Financial Services and Markets Act 2000 (the "FSMA") by the relevant Issuer.

Specified Denomination: Notes will be issued in such denominations as may be agreed between the relevant Issuer and the relevant Dealers and as indicated in the applicable Final Terms save that the minimum denomination of each Note will be such as may be allowed or required from time to time by the relevant central bank (or equivalent body) or any laws or regulations applicable to the specified currency and save that (i) the minimum denomination of each Note admitted to trading on a regulated market within the European Economic Area or offered to the public in a Member State of the European Economic Area in circumstances which require the publication of a prospectus under the Prospectus Directive will be €50,000 (or, if the Notes are denominated in a currency other than euro, the equivalent amount in such currency); and (ii) unless otherwise permitted by then current laws and regulations Notes which have a maturity of less than one year from their date of issue will have a minimum denomination of £100,000 (or its equivalent in another currency).

Method of Issue: The Notes will be issued on a syndicated or non-syndicated basis. The Notes will be issued in one or more Series (which may be issued on the same date or which may be issued in more than one Tranche on different dates). The Notes may be issued in Tranches on a continuous basis with no minimum issue size, subject to compliance with all applicable laws, regulations and directives. Further Notes may be issued as part of an existing Series.

Form of Notes: The Notes may be issued in bearer form only ("Bearer Notes"), in bearer form exchangeable for Registered Notes ("Exchangeable Bearer Notes") or in registered form only ("Registered Notes"). Each Tranche of Bearer Notes having an initial maturity of more than one year will initially be represented by a temporary Global Note and each Tranche of Bearer Notes having an original maturity of one year or less will initially be represented by a permanent Global Note which, in each case, will be deposited (a) in the case of a Tranche intended to be cleared through Euroclear Bank S.A./N.V., as operator of the Euroclear System ("Euroclear") and/or Clearstream Banking, société anonyme, Luxembourg ("Clearstream, Luxembourg"), on the issue date with a common depositary on behalf of Euroclear and Clearstream, Luxembourg and (b) in the case of a Tranche intended to be cleared through a clearing system other than or in addition to Euroclear and Clearstream, Luxembourg or delivered outside a clearing system, as agreed between the relevant Issuer and the relevant Dealer. No interest will be payable in respect of a temporary Global Note except as described under "Summary of Provisions Relating to the Notes while in Global Form". Interests in temporary Global Notes will be exchangeable for interests in permanent Global Notes or, if so stated in the relevant Final Terms, for definitive Bearer Notes after the date falling 40 days after the issue date upon certification as to non-U.S. beneficial ownership or (in the case of Exchangeable Bearer Notes) definitive Registered Notes at any time after the issue date. If specified in the relevant Final Terms, interests in permanent Global Notes will be exchangeable for definitive Bearer Notes or (in the case of Exchangeable Bearer Notes) definitive Registered Notes as described under "Summary of Provisions Relating to the Notes while in Global

	Form". Registered Notes will be represented by certificates (each a "Certificate"), one Certificate being issued in respect of each Noteholder's entire holding of Registered Notes of one Series. Registered Notes which are held in Euroclear and Clearstream, Luxembourg will be registered in the name of nominees for Euroclear and Clearstream, Luxembourg, or a common nominee for both, and the relevant Certificate(s) will be delivered to the appropriate depositary or, as the case may be, a common depositary.
Issue Price:	Notes may be issued at their principal amount or at a discount or premium to their principal amount. Partly-paid Notes may also be issued, the Issue Price of which will be payable in two or more instalments.
Fixed Rate Notes:	Interest on Fixed Rate Notes will be payable in arrear on the date or dates in each year specified in the relevant Final Terms.
Floating Rate Notes:	Floating Rate Notes will bear interest set separately for each Series by reference to EURIBOR, LIBOR, LIBID or LIMEAN (or such other benchmark as may be specified in the relevant Final Terms) as adjusted for any applicable margin.
Zero Coupon Notes:	Zero Coupon Notes may be issued at their principal amount or at a discount to it and will not bear interest.
Variable Coupon Amount Notes:	The Final Terms issued in respect of each issue of variable coupon amount Notes will specify the basis for calculating the amounts of interest payable, which may be by reference to a stock index or formula or as otherwise provided in the relevant Final Terms.
Interest Periods and Interest Rates:	The length of the interest periods for the Notes and the applicable interest rate or its method of calculation may differ from time to time or be constant for any Series. Notes may have a maximum interest rate, a minimum interest rate, or both. The use of interest accrual periods permits the Notes to bear interest at different rates in the same interest period. All such information will be set out in the relevant Final Terms.
Variable Redemption Amount Notes:	The Final Terms issued in respect of each issue of variable redemption amount Notes will specify the basis for calculating the redemption amounts payable, which may be by reference to a stock index or formula or as otherwise provided in the relevant Final Terms. Unless permitted by then current laws and regulations, Notes which have a maturity of less than one year from their date of issue must have a minimum redemption amount of £100,000 (or its equivalent in other currencies).
Redemption by Instalments:	The Final Terms issued in respect of each issue of Notes which are redeemable in two or more instalments will set out the date on which, and the amounts in which, such Notes may be redeemed.
Other Notes:	Terms applicable to high interest Notes, low interest Notes, step-up Notes, step-down Notes, dual currency Notes, reverse dual currency Notes, optional dual currency Notes, partly-paid Notes and any other type of Note which the relevant Issuer, and any Dealer or Dealers may agree to issue under the Programme will be set out in the relevant Final Terms.
Optional Redemption:	The Final Terms issued in respect of each issue of Notes will state whether such Notes may be redeemed prior to their stated maturity at the option of the relevant Issuer (either in whole or in part) and/or the Noteholders and, if so, the terms applicable to such redemption.
Status of the Notes and the Deed of Guarantee:	The Notes and the guarantee in respect of them will constitute unsubordinated and unsecured obligations of the relevant Issuer and

the Guarantor, respectively, all as described in "Terms and Conditions of the Notes — Status and Guarantee" of the relevant Issuer.

Negative Pledge:	The Notes will contain a negative pledge as more fully set out in "Terms and Conditions of the Notes — Negative Pledge" of the relevant Issuer.
Cross Default:	The Notes will contain a cross default in respect of indebtedness for borrowed money of the relevant Issuer and the Guarantor as more fully set out in "Terms and Conditions of the Notes — Events of Default" of the relevant Issuer.
Rating:	The Programme has been rated A+ by Standard & Poor's, A2 by Moody's, and AA- by Fitch. Notes issued under the Programme may be rated or unrated. Where an Issue of Notes is rated, its credit rating may not necessarily be the same as the credit rating applicable to the Programme. A credit rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time by the assigning rating organisation.
Early Redemption:	Except as provided in "Optional Redemption" above, Notes will be redeemable at the option of the relevant Issuer prior to maturity only for tax reasons.
Taxation (Notes issued by Iberdrola International):	All payments of principal and interest in respect of the Notes and the Deed of Guarantee will be made free and clear of any withholding or deduction imposed by The Netherlands or the Kingdom of Spain, as the case may be, subject to customary exceptions, all as described in "Terms and Conditions of the Notes Issued by Iberdrola International — 8. Taxation" below.
Taxation (Notes issued by Iberdrola Finanzas):	Payments in respect of Notes will be made free and clear of any withholding or deduction imposed by the Kingdom of Spain, unless such withholding or deduction is required by law. In that event, the Issuer or (as the case may be) the Guarantor will (subject to certain exceptions described below) pay such additional amounts as will result in receipt by the holder of any Note or Coupon of such amounts as would have been received by them had no such withholding or deduction been required. In addition to certain customary exceptions, no such additional amounts shall be payable to: (a) individual Noteholders who are resident in Spain; (b) Noteholders who receive payments through a country or territory classified as a Tax Haven (as defined in Royal Decree 1080/1991, of 5 July); (c) Noteholders in respect of whom the Issuer or the Guarantor does not receive such information (which may include a tax residence certificate) concerning such Noteholder's identity and tax residence as it may require in order to comply with Spanish law; and (d) Noteholders who are subject to corporation tax in Spain if currently held opinions of the Spanish Tax Authorities change (see "Terms and Conditions of the Notes issued by Iberdrola Finanzas — 8. Taxation" below and "Taxation and Disclosure of Noteholder Information — 2. Legal entities with Tax Residency in Spain" below).
Disclosure of Noteholder Information:	Under Spanish law, the Guarantor is obliged to disclose to the Spanish Tax and Supervisory Authorities the identity and tax residence of Noteholders in respect of listed Notes. It is expected that the Issuers, the Guarantor, the Fiscal Agent, the common depositary for the Notes and the clearing systems will follow certain procedures to facilitate the collection of the above details from Noteholders. A summary of those procedures is set out in Schedule 9 to the Agency Agreement and should be read together with "Taxation

and Disclosure of Noteholder Information". Such procedures may be revised from time to time in accordance with applicable Spanish laws and regulations, further clarification from the Spanish tax authorities regarding such laws and regulations and the operational procedures of the clearing systems. Noteholders must seek their own advice to ensure that they comply with all applicable procedures and to ensure the correct tax treatment of their Notes. None of the Issuers, the Guarantor, the Arranger, the Dealers, the Paying Agents, the Registrars and the clearing systems assume any responsibility therefor.

If any clearing system is, in the future, unable or unwilling to assist with the collection of such information it may decline to clear the Notes through such clearing system and this may affect the liquidity of the Notes. In such circumstances, Notes which are represented by Global Notes will be exchanged for definitive Notes (See "Summary of Provisions Relating to the Notes while in Global Form — Amendments to Conditions — 1. Exchange" below).

Governing Law (Notes issued by Iberdrola International): English law.

Governing Law (Notes issued by Iberdrola Finanzas): Save as described below, the Agency Agreement (excluding Part B of Schedule 3 (Pro Forma Regulations) which shall be governed by Spanish law), the Deed of Covenant, the Deed of Guarantee, the Notes, the Receipts, the Coupons and the Talons are governed by, and shall be construed in accordance with, English law.

The status of the Notes as described in Condition 3*(a)*, the status of the Guarantee as described in Condition 3*(b)*(ii), the provisions of Condition 11 relating to the appointment of the Commissioner and the Regulations of the Syndicate of Noteholders are governed by, and shall be construed in accordance with, Spanish law.

Approval, listing and admission to trading: Application has been made to the CSSF to approve this document as a base prospectus of each Issuer. Application has also been made to the Luxembourg Stock Exchange for Notes issued under the Programme to be admitted to trading on the Luxembourg Stock Exchange's regulated market and to be listed on the Luxembourg Stock Exchange. Notes may be listed or admitted to trading, as the case may be, on such other or further stock exchanges or markets agreed between the relevant Issuer, the Guarantor and the relevant Dealer (including, if so agreed, AIAF). Iberdrola International may also issue unlisted Notes. Iberdrola Finanzas may not issue unlisted Notes. The applicable Final Terms will state whether or not the relevant Notes are to be listed and/or admitted to trading and, if so, on which stock exchanges and/or markets.

Rule 144A: Offers and sales in accordance with Rule 144A under the Securities Act will be permitted if specified in the relevant Final Terms, subject to compliance with all relevant legal and regulatory requirements of the United States of America.

Selling Restrictions: United States, European Economic Area (in respect of Notes having a denomination of less than €50,000 (or its equivalent in any other currency as at the date of issue of the Notes)), Spain and Japan. See "Subscription and Sale".

In connection with the offering and sale of a particular Tranche of Notes, additional selling restrictions may be imposed which will be set out in the relevant Final Terms.

Redenomination:	The applicable Final Terms will indicate whether the relevant Issuer may elect that, with effect from the Redenomination Date specified therein, the Notes of that Tranche shall be redenominated in Euro.
Substitution:	The relevant Issuer and the Guarantor may, subject to the fulfilment of certain conditions, substitute the relevant Issuer. See "Terms and Conditions of the Notes — Substitution of the Issuer" of the relevant Issuer.

RISK FACTORS

Each of the Issuers and the Guarantor believes that the following factors may affect its ability to fulfil its obligations under Notes issued under the Programme. Most of these factors are contingencies which may or may not occur and neither Issuer nor the Guarantor is in a position to express a view on the likelihood of any such contingency occurring.

In addition, factors which are material for the purpose of assessing the market risks associated with Notes issued under the Programme are also described below.

Each of the Issuers and the Guarantor believes that the factors described below represent the principal risks inherent in investing in Notes issued under the Programme, but the inability of the Issuers or the Guarantor to pay interest, principal or other amounts on or in connection with any Notes may occur for other reasons and neither Issuer nor the Guarantor represents that the statements below regarding the risks of holding any Notes are exhaustive. Prospective investors should also read the detailed information set out elsewhere in this Base Prospectus (including any documents deemed to be incorporated by reference herein) and reach their own views prior to making any investment decision.

Factors that may affect each Issuer's ability to fulfil its obligations under Notes issued under the Programme

The Issuers have minimum share capital

Each Issuer issues debt securities on behalf of the Group. Furthermore, each Issuer has been established with a minimum share capital. Each Issuer's principal liabilities will comprise the Notes and other debt securities issued by it and its principal assets will comprise its rights (if any) under agreements under which the net proceeds from the issue of the Notes and other debt securities are on-lent or deposited with the Guarantor or other members of the Group. Accordingly, in order to meet its obligations under the Notes, each Issuer is dependent on the Guarantor (or other member of the Group) meeting its obligations under such agreements or deposits or the relevant Issuer being able to enforce its rights against the Guarantor (or other member of the Group) under such agreements or deposits. The fact that each Issuer is wholly owned by the Guarantor may limit the ability of the relevant Issuer rights to enforce these obligations.

Factors that may affect the Guarantor's ability to fulfil its obligations under the Guarantee

Principal financial risks of the Group

The Group's ordinary activities result in it being exposed to different market risks, and, in particular, to interest rate and exchange rate risks which, if not effectively managed, would have a significant effect on the Group's results and financial situation. As regards interest rate risk, the Group seeks to mitigate this risk through a hedging strategy within pre-approved limits. As regards exchange rate risk, movements in exchange rates in currencies in which either debt is denominated or acquisitions/disposals are made as against the currency in which the Group accounts are prepared (the euro) will affect the Group's financial costs during any period. Iberdrola mitigates this risk by seeking to ensure that all cash flow is denominated in euros, to the extent that this is possible and economically viable, and through implementing an exchange rate hedging strategy within pre-approved limits. In addition, the Group's results may be affected following the inclusion of results of foreign subsidiaries where these foreign results are accounted for in a currency other than the euro.

Market and business risks

Activities carried on by the Group are subject by a number of market and business risks such as climatic conditions, consumer demand, cost of combustibles used in generating electricity, the price of CO_2 emission rights and the electricity price.

Climatic risks

The Group's hydroelectric and wind farm assets also depend on the hydro and wind conditions which exist at any time in the areas where these generating assets are located. If conditions are not appropriate (for example, following a drought or a lack of wind), this could adversely affect generating capacity from these sources. In addition, the electricity sector is dependent on other climatic conditions such as temperatures, as these affect electricity usage.

Raw material pricing risk

A significant portion of electricity produced by the Group is exposed to market risks in relation to combustibles (oil, coal and natural gas) used to generate electricity, the price of CO_2 emissions and the price and quantity of electricity sold. The Group has, where considered appropriate, entered into long-term supply contracts which aim to guarantee a secure source of combustibles for its generating activities in Spain. The Group has entered into gas supply contracts which include "take or pay" provisions. These contracts were entered into having regard to a reasonable estimation of the Group's future needs. However, any significant change in the hypothesis which were used when entering into these contracts may affect the Group's results as it would either have to onsell excess combustibles or purchase additional combustibles in the open market.

In the Spanish market, Iberdrola's generating assets are varied so enabling it to mitigate against market and business risks. In addition, the risk associated with fluctuations in the combustible prices is hedged through managing supply contracts and ensuring diversification. The Group also implements other hedging strategies to cover the relevant risks.

Regulatory risks

Group companies are subject to extensive regulation on tariffs and other aspects of their activities, both in Spain and in other countries in which they operate. The introduction of new laws and regulations or modification of the existing laws and regulations could adversely affect the activities, financial situation or results of the Group.

Given its significance for the Group, it is important to highlight the regulatory risk in Spain in respect of the tariff deficit which arises when the estimated cost of generation envisaged in the tariff decree does not match the real cost in the relevant period.

(i) The mismatch could adversely affect the results of companies operating in the electricity sector. However, as occurred with the respect of deficits arising in 2000, 2001 and 2002 (which where dealt with under Law 53/2002 and Royal Decree 1432/2002), Iberdrola considers that the regulator will recognise any deficit occurring in a year and allow the deficit to be recovered through future tariffs.

(ii) However, in 2005, income from regulated activities has been insufficient to cover the costs of the system. As a result, there is likely to be an initially estimated shortfall of 3,596 million euros. In accordance with Royal Decree 5/2005, of 11 March, Iberdrola will provisionally have to finance 35.01% of this amount, equivalent to 1,259 million euros before taxes. Nevertheless, Royal Decree 1556/2005, of 23 December, which established the electricity rate for 2006, provides for full recovery in respect of 2005 imbalances, together with associated financing costs. The Government will revise the electricity tariff by 1 July 2006 to facilitate this recovery.

In order to curb future tariff shortfalls, the Government approved on 24 February 2006 the Royal Decree Law 3/2006 which establishes that, until the regulation whereby distribution companies trade electric energy through bilateral contracts with physical delivery is implemented, the offers to sell and buy electric energy presented simultaneously on the production markets, by players belonging to the same business group, will be assimilated to physical bilateral contracts at a provisional price set by the RD, to be definitively set according to "electrical market quotations that will be objective and transparent". Furthermore, the value of the free emission rights assigned will be deducted for the purposes of determining the amounts to be settled.

It is expected that the regulatory frame revision and the full implementation of these measurements will be concluded in the coming months, which cannot exclude that any implementation of its finding will not adversely affect the Group's business financial or performance results.

Risks related to new investments

Any strategic investment undertaken by the Group is subject to an exhaustive risk analysis in order to identify and quantify market, credit, business, regulatory, environmental and other risks which may affect the investment's profitability. This analysis is effected before the decision to invest is made.

During the investment phase, further risks are significant, including construction risk (particularly in relation to combined cycle plants and wind farms). Furthermore, to complete these investments, the

Group has to obtain regulatory licences and authorisations, acquire land or sign lease contracts, enter into contracts for the supply of equipment, construction, operations and maintenance, raw material supply and distribution and enter into financing arrangements. There are accordingly a number of risks which may affect the Group's capacity to complete construction of these installations. These include:

(i) delay in obtaining licences and authorisations, including environmental licences;

(ii) changes in the price of equipment, materials and labour costs;

(iii) opposition to the project by political, social or ethnic groups or other interested parties;

(iv) adverse changes in the political or regulatory environment during the construction phase;

(v) meteorological conditions which could delay completion of the works;

(vi) natural disasters, accidents and other unforeseen events; and

(vii) the inability to obtain financing on suitable terms.

Any of these or other risks may cause delays in completion of the works. These delays will result in start up being delayed (resulting in income for the Group not arising until a later date) and costs for the works increasing. If the Group is incapable of managing these risks suitably, the total increase in cost may not be recoverable.

Operational risks

The Group may suffer losses either directly or indirectly as result of a number of events including: the inadequacy of internal processes, technological faults, human error and other external events. The control and management of these risks, in particular those affecting the generation and distribution assets, are premised on suitable training of personnel and the existence of operating procedures, preventative maintenance plans and other maintenance programmes. These processes enable the Group to mitigate the relevant risks. In addition, the Group maintains insurance policies to cover certain of these risks. Though the Group considers that its procedures and insurance cover are adequate, there can be no assurance that all the operational risks are adequately covered.

Environmental risks

The Group's activities are subject to significant environmental regulation. This requires, amongst other things, that the Group commissions environmental impact studies for future projects and that it obtains the licences, permits and other authorisations required to construct and operate relevant projects.

The Group cannot guarantee that:

(i) the authorities will approve the environmental impact studies;

(ii) the relevant licences, permits and authorisations will be obtained;

(iii) public opposition to any project will not result in delays and/or modification; or

(iv) laws and regulations will not be amended or interpreted in a manner that increases operating costs and which will affect investment plans.

During the last years, there has been a significant increase of environmental regulation in Spain and the European Union. These include in relation to CO_2 emissions and limitations on pollutant emissions from large installations. The Group intends to mitigate these risks through its investment in renewable energy generating capacity and generating capacity from hydroelectric and nuclear sources. Nevertheless, the environmental risks associated with the Group's business may result in the Group being subject to environmental claims or other claims in relation with these activities.

Risks associated with international activities

All of the Group's international activities are, to a greater or lesser extent and depending on the type of activity, exposed to the risks described above. Additionally, the Group is exposed to inherent risks in the countries where the activities are carried out. These include:

(i) changes in government and regulation;

(ii) monetary restrictions and other restrictions in the movement of capital;

(iii) changes in the general business climate;

(iv) economical crisis, political instability and other social disturbances;

(v) expropriation; and

(vi) fluctuations in exchange rates.

All these risks may affect the results of the Group's international subsidiaries, their market value and the inclusion of their results within the Group's consolidated figures.

The Group has significant generating assets in Mexico through its combined cycle plants there. These plants have an installed capacity of 2,969 MW which, when added to new projects (both in construction and adjudicated) will result in an installed capacity of approximately 5,000 MW in Mexico. In addition the Group carries out distribution and generation activities in Brazil where Iberdrola is a shareholder in the largest distributor in the northeast of Brazil, with almost 7 million clients and 400 MW of installed capacity. In this regard, the most relevant risks for the Iberdrola Group are as follows:

(i) The risk of the gas price fluctuations in Mexico. 75 per cent. of the off-take from the Group's combined cycle plants in Mexico is delivered to the *Comisión Federal de la Electricidad* (Mexican Federal Electricity Commission) under long term contracts. These contracts pass through the cost of gas such that the Group is not exposed to gas price changes. The remaining off-take is delivered to private clients, mostly under long term contracts with the same pass through structure. However, occasionally clauses are incorporated in these contracts which limit the ability of the Group to pass through the gas price and as a result the Group is exposed to gas price risk. The Group attempts to mitigate these risks through financial instruments.

(ii) In Brazil, distribution tariffs and the annual adjustments to be affected to them are revised every four years. As a result, neither adequately reflects the increases of costs actually incurred during the relevant period.

(iii) The remaining activities carried out by the Iberdrola Group internationally are through small distributing companies (e.g. in Guatemala and Bolivia) and through small wind farm installations (e.g. in Greece and Portugal). The risk for the Group in respect of these activities relates to changes in regulations in the relevant countries which may affect them.

Factors which are material for the purpose of assessing the market risks associated with Notes issued under the Programme

The Notes may not be a suitable investment for all investors

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. In particular, each potential investor should:

(i) have sufficient knowledge and experience to make a meaningful evaluation of the Notes, the merits and risks of investing in the Notes and the information contained or incorporated by reference in this Base Prospectus or any applicable supplement;

(ii) have access to, and knowledge of, appropriate analytical tools to evaluate, in the context of its particular financial situation, an investment in the Notes and the impact the Notes will have on its overall investment portfolio;

(iii) have sufficient financial resources and liquidity to bear all of the risks of an investment in the Notes, including Notes with principal or interest payable in one or more currencies, or where the currency for principal or interest payments is different from the potential investor's currency;

(iv) understand thoroughly the terms of the Notes and be familiar with the behaviour of any relevant indices and financial markets; and

(v) be able to evaluate (either alone or with the help of a financial adviser) possible scenarios for economic, interest rate and other factors that may affect its investment and its ability to bear the applicable risks.

Some Notes are complex financial instruments. Sophisticated institutional investors generally do not purchase complex financial instruments as stand-alone investments. They purchase complex

financial instruments as a way to reduce risk or enhance yield with an understood, measured, appropriate addition of risk to their overall portfolios. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the Notes and the impact this investment will have on the potential investor's overall investment portfolio.

There is no active trading market for the Notes

Notes issued under the Programme will be new securities which may not be widely distributed and for which there is currently no active trading market (unless, in the case of any particular tranche, such Tranche is to be consolidated with and form a single series with an outstanding Tranche of Notes). If the Notes are traded after their initial issuance, they may trade at a discount to their initial offering price, depending upon prevailing interest rates, the market for similar securities, general economic conditions and the financial condition of the relevant Issuer and the Guarantor. Although applications have been made for the Notes issued under the Programme to be admitted to listing and to trading on the Luxembourg Stock Exchange, there is no assurance that such applications will be accepted, that any particular Tranche of Notes will be so admitted or that an active trading market will develop. Accordingly, there can be no assurance as to the development or liquidity of any trading market for any particular Tranche of Notes.

Risks related to the structure of a particular issue of Notes

A wide range of Notes may be issued under the Programme. A number of these Notes may have features which contain particular risks for potential investors. Set out below is a description of the most common such features:

Notes subject to optional redemption by the relevant Issuer

An optional redemption feature of Notes is likely to limit their market value. During any period when the relevant Issuer may elect to redeem Notes, the market value of those Notes generally will not rise substantially above the price at which they can be redeemed. This also may be true prior to any redemption period.

The relevant Issuer may be expected to redeem Notes when its cost of borrowing is lower than the interest rate on the Notes. At those times, an investor generally would not be able to reinvest the redemption proceeds at an effective interest rate as high as the interest rate on the Notes being redeemed and may only be able to do so at a significantly lower rate. Potential investors should consider reinvestment risk in light of other investments available at that time.

Index Linked Notes and Dual Currency Notes

The relevant Issuer may issue Notes with principal or interest determined by reference to an index or formula, to changes in the prices of securities or commodities, to movements in currency exchange rates or other factors (each, a "Relevant Factor"). In addition, the relevant Issuer may issue Notes with principal or interest payable in one or more currencies which may be different from the currency in which the Notes are denominated. Potential investors should be aware that:

(i) the market price of such Notes may be volatile;

(ii) they may receive no interest;

(iii) payment of principal or interest may occur at a different time or in a different currency than expected;

(iv) they may lose all or a substantial portion of their principal;

(v) a Relevant Factor may be subject to significant fluctuations that may not correlate with changes in interest rates, currencies or other indices;

(vi) if a Relevant Factor is applied to Notes in conjunction with a multiplier greater than one or contains some other leverage factor, the effect of changes in the Relevant Factor on principal or interest payable likely will be magnified; and

(vii) the timing of changes in a Relevant Factor may affect the actual yield to investors, even if the average level is consistent with their expectations. In general, the earlier the change in the Relevant Factor, the greater the effect on yield.

Partly-paid Notes

The relevant Issuer may issue Notes where the issue price is payable in more than one instalment. Failure to pay any subsequent instalment could result in an investor losing all of his investment.

Variable rate Notes with a multiplier or other leverage factor

Notes with variable interest rates can be volatile investments. If they are structured to include multipliers or other leverage factors, or caps or floors, or any combination of those features or other similar related features, their market values may be even more volatile than those for securities that do not include those features.

Inverse Floating Rate Notes

Inverse Floating Rate Notes have an interest rate equal to a fixed rate minus a rate based upon a reference rate such as LIBOR. The market values of those Notes typically are more volatile than market values of other conventional floating rate debt securities based on the same reference rate (and with otherwise comparable terms). Inverse Floating Rate Notes are more volatile because an increase in the reference rate not only decreases the interest rate of the Notes, but may also reflect an increase in prevailing interest rates, which further adversely affects the market value of these Notes.

Fixed/Floating Rate Notes

Fixed/Floating Rate Notes may bear interest at a rate that converts from a fixed rate to a floating rate, or from a floating rate to a fixed rate. Where the relevant Issuer has the right to effect such a conversion, this will affect the secondary market and the market value of the Notes since the relevant Issuer may be expected to convert the rate when it is likely to produce a lower overall cost of borrowing. If the relevant Issuer converts from a fixed rate to a floating rate in such circumstances, the spread on the Fixed/Floating Rate Notes may be less favourable than the prevailing spreads on comparable Floating Rate Notes tied to the same reference rate. In addition, the new floating rate at any time may be lower than the rates on other Notes. If the relevant Issuer converts from a floating rate to a fixed rate in such circumstances, the fixed rate may be lower than then prevailing rates on its Notes.

Notes issued at a substantial discount or premium

The market values of securities issued at a substantial discount or premium from their principal amount tend to fluctuate more in relation to general changes in interest rates than do prices for conventional interest-bearing securities. Generally, the longer the remaining term of the securities, the greater the price volatility as compared to conventional interest-bearing securities with comparable maturities.

Risks related to Notes generally

Set out below is a brief description of certain risks relating to the Notes generally:

Modification, waivers and substitution

The conditions of the Notes contain provisions for calling meetings of Noteholders to consider matters affecting their interests generally. These provisions permit defined majorities to bind all Noteholders including Noteholders who did not attend and vote at the relevant meeting and Noteholders who voted in a manner contrary to the majority.

Risk relating to the Commissioner

The Noteholders of each Series of Notes issued by Iberdrola Finanzas, S.A.U. ("Iberdrola Finanzas") form a Syndicate, which is represented by a Commissioner. Meetings of the Syndicate, duly convened, are empowered, *inter alia*, to protect the interests of Noteholders as against the Issuer, appoint or substitute the Commissioner, undertake any judicial actions against the Issuer and approve the expenses incurred in the protection of the Noteholders' interests. The Commissioner is the chairman and the legal representative of the Syndicate and may bring or take any actions he considers

appropriate to protect the interests of Noteholders. The details of the initial Commissioner appointed in respect of a Series of Notes will be set out in the applicable Final Terms and shall be appointed in the Public Deed (*Escritura de Emisión*) (to the extent a Public Deed is required, or, if not required, in another document). The Issuer intends that the initial Commissioner will be an employee of the Group. Noteholders should be aware of the potential conflicts of interest that the Commissioner may face in his capacities as representative of the Syndicate and as employee of a member of the Group. Since the Syndicate is able to substitute the Commissioner, it may be possible to resolve any such conflicts by appointing a third party (who may be a Noteholder) to act as Commissioner. However, there is no assurance that (a) a third party would be willing to act as Commissioner or (b) if a third party was willing to act, the third party would not require payment of certain fees and expenses before agreeing to so act.

EU Savings Directive

Under EC Council Directive 2003/48/EC on the taxation of savings income, Member States are required, from 1 July 2005, to provide to the tax authorities of another Member State details of payments of interest (or similar income) paid by a person within its jurisdiction to an individual resident in that other Member State. However, for a transitional period, Belgium, Luxembourg and Austria are instead required (unless during that period they elect otherwise) to operate a withholding system in relation to such payments (the ending of such transitional period being dependent upon the conclusion of certain other agreements relating to information exchange with certain other countries). A number of non-EU countries and territories including Switzerland have agreed to adopt similar measures (a withholding system in the case of Switzerland) with effect from the same date.

If, following implementation of this Directive, a payment were to be made or collected through a Member State which has opted for a withholding system and an amount of, or in respect of tax were to be withheld from that payment, neither the Issuer nor any Paying Agent nor any other person would be obliged to pay additional amounts with respect to any Note as a result of the imposition of such withholding tax. If a withholding tax is imposed on payment made by a Paying Agent following implementation of this Directive, the relevant Issuer will be required to maintain a Paying Agent in a Member State that will not be obliged to withhold or deduct tax pursuant to the Directive.

Change of law

The conditions of the Notes are based on English law in effect as at the date of this Base Prospectus. No assurance can be given as to the impact of any possible judicial decision or change to English law or administrative practice after the date of this Base Prospectus.

Trading in the clearing systems

Notes admitted to trading on a regulated market or publicly offered will be issued in a minimum denomination of €50,000 (or, if the Notes are denominated in a currency other than euro, the equivalent amount in such currency) (the "Minimum Denomination"). The applicable Final Terms may provide that, for so long as the Notes are represented by a temporary Global Note, a permanent Global Note or a Global Certificate and the relevant clearing system(s) so permit, the Notes may be tradeable in minimum nominal amounts of the Minimum Denomination and integral multiples of an amount lower than the Minimum Denomination thereafter. However, if definitive Notes or Certificates, as applicable, are required to be issued in accordance with the terms of such Global Note or Global Certificate, they will only be printed and issued in the Minimum Denomination. In these circumstances, a Noteholder holding Notes having a nominal amount which cannot be represented by a definitive Note or Certificates, as applicable, in the Minimum Denomination will not be able to receive a definitive Note or Certificates, as applicable, in respect of such Notes and will not be able to receive interest or principal or be entitled to vote in respect of such Notes.

Risks relating to the Spanish withholding tax regime

There are a number of risks associated with the Spanish withholding tax regime which are described below.

Under Spanish law, the Guarantor is obliged to disclose to the Spanish Tax and Supervisory Authorities the identity and tax residence of Noteholders in respect of listed Notes.

It is expected that the Issuers, the Guarantor, the Fiscal Agent, the common depositary for the Notes and the clearing systems will follow certain procedures to facilitate the collection of the above

details from Noteholders. A summary of those procedures is set out in Schedule 9 to the Agency Agreement and should be read together with "Taxation and Disclosure of Noteholder Information". Such procedures may be revised from time to time in accordance with applicable Spanish laws and regulations, further clarification from the Spanish tax authorities regarding such laws and regulations and the operational procedures of the clearing systems. Noteholders must seek their own advice to ensure that they comply with all applicable procedures and to ensure the correct tax treatment of their Notes. None of the Issuers, the Guarantor, the Arranger, the Dealers, the Paying Agents, the Registrars and the clearing systems assume any responsibility therefor.

If any clearing system is, in the future, unable or unwilling to assist with the collection of such information, it may decline to clear the Notes through such clearing system and this may affect the liquidity of the Notes. In such circumstances, Notes which are represented by Global Notes will be exchanged for definitive Notes (See "Summary of Provisions Relating to the Notes while in Global Form — Amendments to Conditions — 1. Exchange" below).

Risks that payments will be made subject to withholding tax

Under Spanish law, income in respect of Notes issued by Iberdrola Finanzas will be subject to withholding tax in Spain, currently at the rate of 15 per cent., in relation to payments to (a) individual holders who are resident in Spain; (b) holders who receive payments through a country or territory classified as a Tax Haven (as defined in Royal Decree 1080/1991, of 5 July, as amended from time to time); and (c) holders in respect of whom the Issuer or the Guarantor does not receive such information (which may include a tax residence certificate) concerning such holder's identity and tax residence as it may require in order to comply with Law 13/1985 and any implementing legislation. Neither Iberdrola Finanzas nor the Guarantor will gross up payments in respect of any such withholding tax in any of the above cases.

Possible withholding tax to certain Spanish investors in respect of listed Notes initially placed in Spain

In accordance with article 59 (s) of the Corporate Income Tax Regulations, there is no obligation to make a withholding on income obtained by Spanish Corporate Income Tax payers (which, for the sake of clarity, include Spanish tax resident investment funds and Spanish tax resident pension funds) from financial assets traded on organised markets in OECD countries. Where Notes issued by Iberdrola Finanzas are admitted to trading on the regulated market of the Luxembourg Stock Exchange, they will, upon admission to trading, fulfil the requirements legally established for the application of the withholding tax exemption.

The General Directorate for Taxation (*Dirección General de Tributos*), on 20 July 2004, issued a tax ruling indicating that in the case of issues made by entities resident in Spain, as in the case of Iberdrola Finanzas, application of the exemption requires that, in addition to being traded on organised markets in OECD countries the Notes be placed outside Spanish territory in another OECD country. Iberdrola Finanzas intends to require the relevant Dealers to place the Notes outside Spain in the primary market. Consequently, Iberdrola Finanzas will not make any withholding on distributions to Spanish Corporate Income Tax payers that provide the relevant information to qualify as such. If the Spanish tax authorities maintain a different opinion on this matter, however, Iberdrola Finanzas will be bound by that opinion and will, with immediate effect, make the appropriate withholding and Iberdrola Finanzas will not, as a result, be under any obligation to pay additional amounts.

Risks relating to procedures for collection of holders' details

It is expected that Iberdrola Finanzas, the Guarantor, the Agent, the common depositary for the Notes and the Clearing Systems will follow certain procedures to facilitate the collection from holders of the information referred to above. A summary of those procedures is set out under "Taxation and disclosure of Noteholder Information" below. Such procedures may be revised from time to time in accordance with applicable Spanish laws and regulations, further clarification from the Spanish tax authorities regarding such laws and regulations and the operational procedures of the Clearing Systems. Holders must seek their own advice to ensure that they comply with all applicable procedures and to ensure the correct tax treatment of their Notes. None of Iberdrola Finanzas, the Guarantor, the Arranger, the Dealers, the Paying Agents and the Clearing Systems assume any responsibility therefor. If any Clearing System is, in the future, unable or unwilling to assist with the collection of such information it may decline to clear the Notes through such Clearing System and this may affect the liquidity of the Notes. In such circumstances, Notes which are represented by global Notes will be exchanged for definitive Notes.

Risks arising under the Spanish Insolvency Law

Certain risks arise under the Spanish Insolvency Law which will apply in the event of Iberdrola or Iberdrola Finanzas's insolvency.

Risk of Noteholders' claims being subordinated as a result of being especially related to Iberdrola Finanzas and/or the Guarantor

Under Law 22/2003, of 9 July, on Insolvency (the "Spanish Insolvency Law"), the claims of creditors are classified as either: credits against the estate (*créditos contra la masa*) privileged credits (*créditos privilegiados*), ordinary credits (*créditos ordinarios*) or subordinated credits (*creditos subordinados*). On insolvency of an entity under the Spanish Insolvency Law, ordinary creditors rank ahead of subordinated creditors but behind privileged creditors and creditors with claims against the estate. It is intended that claims against Iberdrola Finanzas and the Guarantor under the Notes and Guarantee respectively will be classified as ordinary credits. However, certain actions or circumstances which are beyond the control of Iberdrola Finanzas and the Guarantor may result in these claims being classified as subordinated credits. For example, under Article 92.5 of the Spanish Insolvency Law, the claims of those persons especially related to Iberdrola Finanzas or the Guarantor (as the case may be) will be classified as subordinated creditors.

The following persons may be considered especially related to Iberdrola Finanzas and/or the Guarantor:

(a) shareholders holding 5 per cent. or more of the Guarantor's share capital or 10 per cent. or more of Iberdrola Finanzas's share capital;

(b) actual or shadow directors (including those who acted as such in the two years leading up to the declaration of insolvency); and

(c) members of the same Group of companies of Iberdrola Finanzas and/or the Guarantor and their shareholders.

Furthermore, any person who acquires credits which were held by one of the above persons is also presumed to be especially related if the acquisition takes place in the two years leading up to the declaration of insolvency. This presumption is rebuttable.

The claims of Noteholders may, therefore, to the extent they are considered especially related to Iberdrola Finanzas and/or the Guarantor, be subordinated as a result of the application of the provisions of the Spanish Insolvency Law. Noteholders should be aware of this subordination risk and take those precautions they consider appropriate to ensure that their claims are not subordinated.

Risk of Noteholders' claims being subordinated as a result of Guarantee

The claims of creditors who benefit from a guarantee may be subordinated on insolvency. Under Article 87.6 of the Spanish Insolvency Law, the classification of such creditors' claims against the debtor is equivalent to the least onerous between those of the guarantor and those of the creditor. Since Iberdrola Finanzas is a wholly owned subsidiary of the Guarantor, the claims of the Guarantor in the Issuer's insolvency will be subordinated and, as a result, Noteholders' claims against Iberdrola Finanzas may also be classified as subordinated. This risk is mitigated by the fact that the Issuer is a special purpose vehicle whose only activity relates to the issue of Notes under the Programme and so, excluding Noteholders, has few creditors. Furthermore, certain first instance decisions support the view that the claims of Noteholders should not be classified as subordinated by virtue of Article 87.6 of the Spanish Insolvency Law. This provision of the Spanish Insolvency Law would not affect Noteholders' claims against the Guarantor: even if their claims against the Issuer were reclassified as subordinated on Iberdrola Finanzas' insolvency, the payment obligations of the Guarantor under the Guarantee would continue to be classified as ordinary debts in the event of the Guarantor's insolvency.

Risks related to the market generally

Set out below is a brief description of the principal market risks, including liquidity risk, exchange rate risk, interest rate risk and credit risk:

The secondary market generally

Notes may have no established trading market when issued, and one may never develop. If a market does develop, it may not be very liquid. Therefore, investors may not be able to sell their

Notes easily or at prices that will provide them with a yield comparable to similar investments that have a developed secondary market. This is particularly the case for Notes that are especially sensitive to interest rate, currency or market risks, are designed for specific investment objectives or strategies or have been structured to meet the investment requirements of limited categories of investors. These types of Notes generally would have a more limited secondary market and more price volatility than conventional debt securities. Illiquidity may have a severely adverse effect on the market value of Notes.

Exchange rate risks and exchange controls

The relevant Issuer will pay principal and interest on the Notes and the Guarantor will make any payments under the Guarantee in the Specified Currency. This presents certain risks relating to currency conversions if an investor's financial activities are denominated principally in a currency or currency unit (the "Investor's Currency") other than the Specified Currency. These include the risk that exchange rates may significantly change (including changes due to devaluation of the Specified Currency or revaluation of the Investor's Currency) and the risk that authorities with jurisdiction over the Investor's Currency may impose or modify exchange controls. An appreciation in the value of the Investor's Currency relative to the Specified Currency would decrease (1) the Investor's Currency-equivalent yield on the Notes, (2) the Investor's Currency-equivalent value of the principal payable on the Notes and (3) the Investor's Currency-equivalent market value of the Notes.

Government and monetary authorities may impose (as some have done in the past) exchange controls that could adversely affect an applicable exchange rate. As a result, investors may receive less interest or principal than expected, or no interest or principal.

Interest rate risks

Investment in Fixed Rate Notes involves the risk that subsequent changes in market interest rates may adversely affect the value of the Fixed Rate Notes.

Credit ratings may not reflect all risks

One or more independent credit rating agencies may assign credit ratings to the Notes. The ratings may not reflect the potential impact of all risks related to structure, market, additional factors discussed above, and other factors that may affect the value of the Notes. A credit rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn by the rating agency at any time.

Legal investment considerations may restrict certain investments

The investment activities of certain investors are subject to legal investment laws and regulations, or review or regulation by certain authorities. Each potential investor should consult its legal advisers to determine whether and to what extent (i) Notes are legal investments for it, (ii) Notes can be used as collateral for various types of borrowing and (iii) other restrictions apply to its purchase or pledge of any Notes. Financial institutions should consult their legal advisors or the appropriate regulators to determine the appropriate treatment of Notes under any applicable risk-based capital or similar rules.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents which have previously been published and which have been filed with the CSSF shall be incorporated in, and form part of, this Base Prospectus:

(a) the auditors report and audited consolidated annual financial statements of the Guarantor for the financial year ended 31 December 2004 and for the financial year ended 31 December 2005;

(b) the unaudited consolidated quarterly financial statements of the Guarantor for the three months ended 31 March 2006;

(c) the auditors report and audited non-consolidated annual financial statements of Iberdrola International B.V. for the financial years ended 31 December 2004 and 2005; and

(d) the auditors report and audited non-consolidated financial statements of Iberdrola Finanzas, S.A.U. for the period from the date of its incorporation (16 February 2005) to 31 December 2005.

The information set out in the table below, which is required by Commission Regulation (EC) No. 809/2004, of 29 April 2004, is contained in the documents incorporated by reference:

Information incorporated by reference	*Page number*
Iberdrola International B.V.	
Annual report for 2005	
Audit report	19
Profit and loss account	7
Balance sheet	6
Accounting policies and explanatory notes	8-18
Annual report for 2004	
Audit report	19
Profit and loss account	7
Balance sheet	6
Accounting policies and explanatory notes	8-19
Iberdrola Finanzas, S.A.U.	
Annual report for 2005	
Audit report	ii
Profit and loss account	iv
Balance sheet	iii
Accounting policies and explanatory notes	1-8
Iberdrola, S.A.	
Annual report for 2005	
Audit report	8
Profit and loss account	11
Balance sheet	10
Accounting policies and explanatory notes	14-97
Annual report for 2004	
Audit report	7
Profit and loss account	10
Balance sheet	8
Accounting policies and explanatory notes	12-87
Quarterly report for first quarter 2006	
Profit and loss account	38
Balance Sheet	39

Any information not listed in the cross reference table above but included in the documents incorporated by reference is given for information purposes only.

Copies of documents incorporated by reference in this Base Prospectus are available, free of charge, from the registered office of the Issuers, the registered office of the Guarantor and from the specified offices of the Paying Agents for the time being in London and Luxembourg.

Following the publication of this Base Prospectus, a supplement may be prepared by the Issuers and approved by the CSSF in accordance with Article 16 of the Prospectus Directive. Statements contained in any such supplement (or contained in any document incorporated by reference therein) shall, to the extent applicable (whether expressly, by implication or otherwise), be deemed to modify or supersede statements contained in this Base Prospectus or in a document which is incorporated by reference in this Base Prospectus. Any statement so modified or superseded shall not, except as so modified or superseded, constitute a part of this Base Prospectus.

The Issuers and the Guarantor will, in the event of any significant new factor, material mistake or inaccuracy relating to information included in this Base Prospectus which is capable of affecting the assessment of any Notes, prepare a supplement to this Base Prospectus or publish a new Base Prospectus for use in connection with any subsequent issue of Notes.

TERMS AND CONDITIONS OF THE NOTES ISSUED BY IBERDROLA INTERNATIONAL

The following is the text of the terms and conditions which, subject to completion and amendment and as supplemented or varied in accordance with the provisions of Part A of the relevant Final Terms, will be applicable to the Notes in definitive form (if any) issued in exchange for the Global Note(s) representing each Series and, subject further to simplification by deletion of non-applicable provisions, will be endorsed on such Bearer Notes or on the Certificates relating to such Registered Notes, details of the relevant Series being shown on the relevant Notes or Certificates and in the relevant Final Terms. References in the Conditions to "Notes" are to Notes issued by Iberdrola International and are to the Notes of one Series only, not to all Notes which may be issued under the Programme.

The euro medium term notes (the "Notes") are issued pursuant to an amended and restated agency agreement (as amended or supplemented from time to time, the "Agency Agreement") dated 28 April 2006 between Iberdrola Finanzas, S.A.U., Iberdrola International B.V. (the "Issuer"), Iberdrola, S.A. (the "Guarantor"), JPMorgan Chase Bank N.A., London Branch as fiscal agent (the "Fiscal Agent"), paying agent and transfer agent, J.P. Morgan Bank Luxembourg S.A. as paying agent (together with the Fiscal Agent and any additional or other paying agents in respect of the Notes from time to time appointed, the "Paying Agents", and each a "Paying Agent") and as transfer agent (together with the transfer agent referred to above and any additional or other transfer agents in respect of the Notes from time to time appointed, the "Transfer Agent") and JPMorgan Chase Bank N.A., London Branch as registrar (the "Registrar") and with the benefit of a deed of covenant (the "Deed of Covenant") dated 28 April 2006 executed by the Issuer in relation to the Notes. The Guarantor has, for the benefit of the Noteholders from time to time, executed and delivered a deed of guarantee (the "Deed of Guarantee") dated 28 April 2006 under which it has guaranteed the due and punctual payment of all amounts due by the Issuer and Iberdrola Finanzas, S.A.U. under the Notes and the Deed of Covenant as and when the same shall become due and payable. The initial Calculation Agent(s) (if any) is specified on the Notes. The Noteholders (as defined below), the Holders of the interest coupons (the "Coupons") appertaining to interest bearing Notes in bearer form and, where applicable in the case of such Notes, talons for further Coupons (the "Talons") (the "Couponholders") and the Holders of the instalment receipts (the "Receipts") appertaining to the payment of principal by instalments are deemed to have notice of all of the provisions of the Agency Agreement applicable to them. As used in these Conditions, "Tranche" means Notes which are identical in all respects. Copies of the Agency Agreement, the Deed of Covenant and the Deed of Guarantee are available for inspection at the specified offices of each of the Paying Agents, the Registrar and the Transfer Agents.

1. Form, Specified Denomination and Title

The Notes are issued in bearer form ("Bearer Notes", which expression includes Notes which are specified to be Exchangeable Bearer Notes), in registered form ("Registered Notes") or in bearer form exchangeable for Registered Notes ("Exchangeable Bearer Notes") in each case in the Specified Denomination(s) and in the Specified Currency shown in the relevant Final Terms provided that in the case of any Notes which are to be admitted to trading on a regulated market within the European Economic Area or offered to the public in a Member State of the European Economic Area in circumstances which require the publication of a Prospectus under the Prospectus Directive, the minimum Specified Denomination shall be €50,000 (or its equivalent in any other currency as at the date of issue of the relevant Notes).

All Registered Notes shall have the same Specified Denomination. Where Exchangeable Bearer Notes are issued, the Registered Notes for which they are exchangeable shall have the same Specified Denomination as the lowest specified denomination of the Exchangeable Bearer Notes.

So long as the Notes are represented by a temporary Global Note, permanent Global Note or Global Certificate and the relevant clearing system(s) so permit, the Notes shall be tradeable only in principal amounts of at least the minimum Specified Denomination provided in the relevant Final Terms and integral multiples of the Tradeable Amount in excess thereof set out in the relevant Final Terms.

Bearer Notes are issued with Coupons (and, where appropriate, a Talon or Talons attached, save in the case of Notes which do not bear interest, in which case references to interest (other than in relation to interest due after the Maturity Date), Coupon and Talons in these Conditions are not applicable. Any Bearer Note the principal amount of which is redeemable in instalments is issued with one or more Receipts attached.

Registered Notes are represented by registered certificates ("Certificates"), each Certificate representing a holding of one or more Registered Notes by the same Holder.

.Title to the Bearer Notes and the Receipts, Coupons and Talons shall pass by delivery. Title to the Registered Notes shall pass by registration in the register which the Issuer shall procure to be kept by the Registrar in accordance with the provisions of the Agency Agreement (the "Register"). Except as ordered by a court of competent jurisdiction or as required by law, the Holder of any Note, Receipt, Coupon or Talon shall be deemed to be and may be treated as the absolute owner of such Note, Receipt, Coupon or Talon, as the case may be, for the purpose of receiving payment thereof or on account thereof and for all other purposes, whether or not such Note, Receipt, Coupon or Talon shall be overdue and notwithstanding any notice of ownership, theft or loss thereof or any writing thereon made by anyone.

In these Conditions, "Noteholder" means the bearer of any Bearer Note and the Receipts relating to it or the person in whose name a Registered Note is registered (as the case may be), "Holder" (in relation to a Note, Receipt, Coupon or Talon) means the bearer of any Bearer Note, Receipt, Coupon or Talon or the person in whose name a Registered Note is registered (as the case may be) and capitalised terms have the meanings given to them herein, the absence of any such meaning indicating that such term is not applicable to the Notes.

All capitalised terms which are not defined in these Conditions will have the meanings given to them in Part A of the relevant Final Terms. Those definitions will be endorsed on the Definitive Notes.

2. Exchanges of Exchangeable Bearer Notes and Transfers of Registered Notes

(a) Exchange of Exchangeable Bearer Notes

Subject as provided in Condition 2*(f)*, Exchangeable Bearer Notes may be exchanged for the same aggregate principal amount of Registered Notes at the request in writing of the relevant Noteholder and upon surrender of each Exchangeable Bearer Note to be exchanged, together with all unmatured Receipts, Coupons and Talons relating to it, at the specified office of the Registrar or any Transfer Agent; provided, however, that where an Exchangeable Bearer Note is surrendered for exchange after the Record Date (as defined in Condition 7*(b)*) for any payment of interest or Instalment Amount, the Coupon in respect of that payment of interest or Receipt in respect of that Instalment Amount need not be surrendered with it. Registered Notes may not be exchanged for Bearer Notes. Bearer Notes of one Specified Denomination may not be exchanged for Bearer Notes of another Specified Denomination. Bearer Notes which are not Exchangeable Bearer Notes may not be exchanged for Registered Notes.

(b) Transfer of Registered Notes

One or more Registered Notes may be transferred upon the surrender of the Certificate representing such Registered Notes to be transferred together with the form of transfer endorsed on such Certificate duly completed and executed, at the specified office of the Registrar or any Transfer Agent. In the case of a transfer of part only of a holding of Registered Notes represented by one Certificate, a new Certificate in respect of the balance not transferred will be issued to the transferor. In the case of a transfer of Registered Notes to a person who is already a Holder of Registered Notes, a new Certificate representing the enlarged holding shall only be issued against surrender to the Transfer Agent of the Certificate representing the existing holding.

(c) Exercise of Options or Partial Redemption in Respect of Registered Notes

In the case of an exercise of an option by the Issuer or a Noteholder in respect of, or a partial redemption of, a holding of Registered Notes represented by a single Certificate, a new Certificate shall be issued to the Holder to reflect the exercise of such option or in respect of the balance of the holding not redeemed. In the case of a partial exercise of an option resulting in Registered Notes of the same holding having different terms, separate Certificates shall be issued in respect of those Notes of that holding that have the same terms. New Certificates shall only be issued against surrender of the existing Certificates to the Registrar or any Transfer Agent. In the case of a transfer of Registered Notes to a person who is already a Holder of Registered Notes, a new Certificate representing the enlarged holding shall only be issued against surrender to the Transfer Agent of the Certificate representing the existing holding.

(d) Delivery of new Certificates

Each new Certificate to be issued pursuant to Conditions 2*(a)*, *(b)* or *(c)* will, within three business days (being a day, other than a Saturday or Sunday, on which banks are open for business in the place of the specified office of the Transfer Agent or the Registrar to whom such request for exchange or form of transfer shall have been delivered) of receipt of such request for exchange or form of transfer, be available for delivery at the specified office of the Transfer Agent or of the Registrar (as the case may be) to whom such delivery shall have been made or, at the option of the Holder making such delivery as aforesaid and as specified in the relevant request for exchange or form of transfer, be mailed at the risk of the Holder entitled to the new Certificate to such address as may be specified in such request for exchange or form of transfer.

(e) Exchange free of charge

Exchange and transfer of Notes on registration, transfer, partial redemption or exercise of an option will be effected without charge by or on behalf of the Issuer, the Registrar or the Transfer Agents, but upon payment (or the giving of such indemnity as the Registrar or the relevant Transfer Agent may require in respect thereof) of any tax or other governmental charges which may be imposed in relation to it.

(f) Closed periods

No Noteholder may require the transfer of a Registered Note to be registered or an Exchangeable Bearer Note to be exchanged for a Registered Note (i) during the period of 15 days ending on the due date for redemption of that Note, (ii) during the period of 15 days prior to any date on which Notes may be redeemed by the Issuer at its option pursuant to Condition 6*(e)*, or (iii) after any such Note has been drawn for redemption in whole or in part. An Exchangeable Bearer Note called for redemption may, however, be exchanged for a Registered Note in respect of which the Certificate is simultaneously surrendered not later than the relevant Record Date.

(g) Restricted Securities

For so long as any Registered Note is outstanding and is a *"restricted security"* (as defined in Rule 144(a)(3) under the United States Securities Act of 1933 (as amended) (the "Securities Act") and during any period in relation thereto during which it is neither subject to Sections 13 or 15(d) of the United States Exchange Act of 1934 (as amended) (the "Exchange Act") nor exempt from reporting pursuant to Rule 12g3-2(b) of the Exchange Act, the Issuer and the Guarantor will make available on request to each Holder of such Note in connection with any resale thereof and to any prospective purchaser of such Note from such Holder, in each case upon request, the information specified in and meeting the requirements of Rule 144A(d)(4) under the Securities Act.

3. Status and Guarantee

(a) Status of Notes

The Notes constitute direct, unconditional, unsubordinated and (without prejudice to the provisions of Condition 4) unsecured obligations of the Issuer and rank *pari passu* and rateably without any preference among themselves and (subject to any applicable statutory exceptions) at least *pari passu* with all other unsecured and unsubordinated indebtedness and monetary obligations of the Issuer, present and future.

(b) Guarantee

The Guarantor has unconditionally and irrevocably guaranteed the due payment of all sums expressed to be payable by the Issuer under the Notes, Receipts and Coupons on an unsubordinated basis. The obligations of the Guarantor in respect of Notes constitute direct, unconditional, unsubordinated and (without prejudice to Condition 4) unsecured obligations of the Guarantor and (subject to any applicable statutory exceptions) rank *pari passu* with all other unsubordinated and unsecured indebtedness and monetary obligations involving or otherwise related to borrowed money of the Guarantor, present and future. Its obligations in that respect (the "Guarantee") are contained in the Deed of Guarantee.

4. Negative Pledge

(a) So long as any of the Notes, Receipts or Coupons remain outstanding (as defined in the Agency Agreement):

(i) neither the Issuer nor the Guarantor will create or permit to subsist any mortgage, charge, pledge, lien or other form of encumbrance or security interest ("Security") (other than a Permitted Encumbrance) upon the whole or any part of its undertaking, assets or revenues present or future to secure any Relevant Indebtedness, or any guarantee of or indemnity in respect of any Relevant Indebtedness;

(ii) each of the Issuer and the Guarantor will procure that no other person creates or permits to subsist any Security upon the whole or any part of the undertaking, assets or revenues present or future of that other person to secure (A) any of the Issuer's Relevant Indebtedness or the Guarantor's Relevant Indebtedness, or any guarantee of or indemnity in respect of any of the Issuer's Relevant Indebtedness or the Guarantor's Relevant Indebtedness or (B) where the person in question is a Subsidiary of the Guarantor, any of the Relevant Indebtedness of any Person other than that Subsidiary, or any guarantee of or indemnity in respect of any such Relevant Indebtedness; and

(iii) each of the Issuer and the Guarantor will procure that no person other than the Guarantor gives any guarantee of, or indemnity in respect of, any of its Relevant Indebtedness,

unless, at the same time or prior thereto, the Issuer's obligations under the Notes, Receipts and Coupons or, as the case may be, the Guarantor's obligations under the Guarantee (aa) are secured equally and rateably therewith or benefit from a guarantee or indemnity in substantially identical terms thereto, as the case may be, or (bb) have the benefit of such other security, guarantee, indemnity or other arrangement as shall be approved by an Extraordinary Resolution (as defined in the Agency Agreement) of the Noteholders.

(b) For the purposes of these Conditions:

"person" means any individual, company, corporation, firm, partnership, joint venture, association, organisation, state or agency of a state or other entity, whether or not having a separate legal personality;

"Permitted Encumbrance" means the mortgages created from March 1953 to June 1967 by the Guarantor to secure payments under different mortgaged debentures issued by it;

"Relevant Indebtedness" means any present or future indebtedness for borrowed money of the Guarantor, the Issuer or any other person or entity in the form of, or represented by, bonds, notes, debentures, loan stock or other securities which are or are capable of being quoted, listed or ordinarily dealt in on any stock exchange, over the counter market or other securities market (for which purpose any such bonds, notes, debentures, loan stock or other securities shall be deemed not to be capable of being so quoted, listed or ordinarily dealt in if the terms of the issue thereof expressly so provide); and

"Subsidiary" means, at any particular time, any company which is then directly or indirectly controlled, or more than 50 per cent. of whose issued equity share capital (or equivalent) is then beneficially owned, by the first person and/or one or more of its subsidiaries. For a company to be "controlled" by another means that the other (whether directly or indirectly and whether by the ownership of share capital, the possession of voting power, contract or otherwise) has the power to appoint and/or remove all or the majority of the members of the board of directors or other governing body of that company or otherwise controls or has the power to control the affairs and policies of that company.

5. Interest and Other Calculations

(a) Interest on Fixed Rate Notes

Each Fixed Rate Note bears interest on its outstanding nominal amount from the Interest Commencement Date at the rate per annum (expressed as a percentage) equal to the Rate of Interest, such interest being payable in arrear on each Interest Payment Date.

If a Fixed Coupon Amount or a Broken Amount is specified hereon, the amount of interest payable on each Interest Payment Date will amount to the Fixed Coupon Amount or, if applicable, the Broken

Amount so specified and, in the case of the Broken Amount, will be payable on the particular Interest Payment Date(s).

(b) Interest on Floating Rate Notes and Index Linked Notes

(i) Interest Payment Dates

Each Floating Rate Note and Index Linked Note bears interest on its outstanding nominal amount from the Interest Commencement Date at the rate per annum (expressed as a percentage) equal to the Rate of Interest, such interest being payable in arrear on each Interest Payment Date. Such Interest Payment Date(s) is/are either shown in the relevant Final Terms as Specified Interest Payment Dates or, if no Specified Interest Payment Date(s) is/are shown thereon, Interest Payment Date shall mean each date which falls the number of months or other period specified as the Interest Period in the relevant Final Terms after the preceding Interest Payment Date or, in the case of the first Interest Payment Date, after the Interest Commencement Date.

(ii) Business Day Convention

If any date referred to in these Conditions which is specified to be subject to adjustment in accordance with a Business Day Convention would otherwise fall on a day which is not a Relevant Business Day, then, if the Business Day Convention specified is (i) the Floating Rate Convention, such date shall be postponed to the next day which is a Relevant Business Day unless it would thereby fall into the next calendar month, in which event (A) such date shall be brought forward to the immediately preceding Relevant Business Day and (B) each subsequent such date shall be the last Relevant Business Day of the month in which such date would have fallen had it not been subject to adjustment (ii) the Following Business Day Convention, such date shall be postponed to the next day which is a Relevant Business Day, (iii) the Modified Following Business Day Convention, such date shall be postponed to the next day which is a Relevant Business Day unless it would thereby fall into the next calendar month, in which event such date shall be brought forward to the immediately preceding Relevant Business Day or (iv) the Preceding Business Day Convention, such date shall be brought forward to the immediately preceding Relevant Business Day.

(iii) Rate of Interest for Floating Rate Notes

The Rate of Interest in respect of Floating Rate Notes for each Interest Accrual Period shall be determined in the manner specified hereon and the provisions below relating to either ISDA Determination or Screen Rate Determination shall apply, depending upon which is specified in the relevant Final Terms.

(A) ISDA Determination for Floating Rate Notes

Where ISDA Determination is specified in the relevant Final Terms as the manner in which the Rate of Interest is to be determined, the Rate of Interest for each Interest Accrual Period shall be determined by the Calculation Agent as a rate equal to the relevant ISDA Rate. For the purposes of this sub-paragraph (A), "ISDA Rate" for an Interest Accrual Period means a rate equal to the Floating Rate that would be determined by the Calculation Agent under a Swap Transaction under the terms of an agreement incorporating the ISDA Definitions and under which:

(x) the Floating Rate Option is as specified in the relevant Final Terms;

(y) the Designated Maturity is a period specified in the relevant Final Terms; and

(z) the relevant Reset Date is the first day of that Interest Accrual Period unless otherwise specified in the relevant Final Terms;

For the purposes of this sub-paragraph (A), "Floating Rate", "Calculation Agent", "Floating Rate Option", "Designated Maturity", "Reset Date" and "Swap Transaction" have the meanings given to those terms in the ISDA Definitions.

(B) Screen Rate Determination for Floating Rate Notes

Where Screen Rate Determination is specified in the relevant Final Terms as the manner in which the Rate of Interest is to be determined, the Rate of Interest for each Interest Accrual Period will, subject as provided below, be either:

(1) the offered quotation; or

(2) the arithmetic mean of the offered quotations,

(expressed as a percentage rate per annum) for the Reference Rate which appears or appear, as the case may be, on the Relevant Screen Page as at either 11.00 a.m. (London time in the case of LIBOR or Brussels time in the case of EURIBOR) on the Interest Determination Date in question as determined by the Calculation Agent. If five or more of such offered quotations are available on the Relevant Screen Page, the highest (or, if there is more than one such highest quotation, one only of such quotations) and the lowest (or, if there is more than one such lowest quotation, one only of such quotations) shall be disregarded by the Calculation Agent for the purpose of determining the arithmetic mean of such offered quotations.

If the Reference Rate from time to time in respect of Floating Rate Notes is specified hereon as being other than LIBOR or EURIBOR, the Rate of Interest in respect of such Notes will be determined as provided in the relevant Final Terms:

(y) if the Relevant Screen Page is not available or, if sub-paragraph (B)(1) applies and no such offered quotation appears on the Relevant Screen Page, or, if sub-paragraph (B)(2) applies and fewer than three such offered quotations appear on the Relevant Screen Page, in each case as at the time specified above, subject as provided below, the Calculation Agent shall request, if the Reference Rate is LIBOR, the principal London office of each of the Reference Banks or, if the Reference Rate is EURIBOR, the principal Euro-zone office of each of the Reference Banks, to provide the Calculation Agent with its offered quotation (expressed as a percentage rate per annum) for the Reference Rate if the Reference Rate is LIBOR, at approximately 11.00 a.m. (London time), or if the Reference Rate is EURIBOR, at approximately 11.00 a.m. (Brussels time) on the Interest Determination Date in question. If two or more of the Reference Banks provide the Calculation Agent with such offered quotations, the Rate of Interest for such Interest Period shall be the arithmetic mean of such offered quotations as determined by the Calculation Agent; and

(z) if paragraph (y) above applies and the Calculation Agent determines that fewer than two Reference Banks are providing offered quotations, subject as provided below, the Rate of Interest shall be the arithmetic mean of the rates per annum (expressed as a percentage) as communicated to (and at the request of) the Calculation Agent by the Reference Banks or any two or more of them, at which such banks were offered, if the Reference Rate is LIBOR, at approximately 11.00 a.m. (London time) or, if the Reference Rate is EURIBOR, at approximately 11.00 a.m. (Brussels time) on the relevant Interest Determination Date, deposits in the Specified Currency for a period equal to that which would have been used for the Reference Rate by leading banks in, if the Reference Rate is LIBOR, the London inter-bank market or, if the Reference Rate is EURIBOR, the Euro-zone inter-bank market, as the case may be, or, if fewer than two of the Reference Banks provide the Calculation Agent with such offered rates, the offered rate for deposits in the Specified Currency for a period equal to that which would have been used for the Reference Rate, or the arithmetic mean of the offered rates for deposits in the Specified Currency for a period equal to that which would have been used for the Reference Rate, at which, if the Reference Rate is LIBOR, at approximately 11.00 a.m. (London time) or, if the Reference Rate is EURIBOR, at approximately 11.00 a.m. (Brussels time), on the relevant Interest Determination Date, any one or more banks (which bank or banks is or are suitable for such purpose) informs the Calculation Agent it is quoting to leading banks in, if the Reference Rate is LIBOR, the London inter-bank market or, if the Reference Rate is EURIBOR, the Euro-zone inter-bank market, as the case may be, provided that, if the Rate of

Interest cannot be determined in accordance with the foregoing provisions of this paragraph, the Rate of Interest shall be determined as at the last preceding Interest Determination Date (though substituting, where a different Margin or Maximum or Minimum Rate of Interest is to be applied to the relevant Interest Accrual Period from that which applied to the last preceding Interest Accrual Period, the Margin or Maximum or Minimum Rate of Interest relating to the relevant Interest Accrual Period, in place of the Margin or Maximum or Minimum Rate of Interest relating to that last preceding Interest Accrual Period).

(iv) *Rate of Interest for Index Linked Interest Notes*

The Rate of Interest in respect of Index Linked Notes for each Interest Accrual Period shall be determined in the manner specified hereon and interest will accrue by reference to an Index or Formula as specified in the relevant Final Terms.

(c) Interest on Zero Coupon Notes

Where a Note the interest basis of which is specified to be Zero Coupon is repayable prior to the Maturity Date and is not paid when due, the amount due and payable prior to the Maturity Date shall be the Early Redemption Amount of such Note. As from the Maturity Date, the Rate of Interest for any overdue principal of such a Note shall be a rate per annum (expressed as a percentage) equal to the Amortisation Yield (calculated in accordance with Condition 6*(d)*).

(d) Interest on Dual Currency Notes

In the case of Dual Currency Notes, if the rate or amount of interest falls to be determined by reference to a Rate of Exchange or a method of calculating Rate of Exchange, the rate or amount of interest payable shall be determined in the manner specified in the relevant Final Terms.

(e) Interest on Partly Paid Notes

In the case of Partly Paid Notes (other than Partly Paid Notes which are Zero Coupon Notes), interest will accrue as aforesaid on the paid-up nominal amount of such Notes and otherwise as specified in the relevant Final Terms.

(f) Accrual of Interest

Interest shall cease to accrue on each Note on the due date for redemption unless, upon due presentation, payment is improperly withheld or refused, in which event interest shall continue to accrue (as well after as before judgment) at the Rate of Interest in the manner provided in this Condition 5 to the Relevant Date (as defined in Condition 8).

(g) Margin, Maximum/Minimum Interest Rates, Instalment Amounts and Redemption Amounts, and Rounding

(i) If any Margin is specified hereon (either (x) generally, or (y) in relation to one or more Interest Accrual Periods), an adjustment shall be made to all Rates of Interest, in the case of (x), or the Rates of Interest for the specified Interest Accrual Periods, in the case of (y), calculated in accordance with Condition 5*(b)* above by adding (if a positive number) or subtracting (if a negative number) the absolute value of such Margin subject always to the next paragraph.

(ii) If any Maximum or Minimum Interest Rate, Instalment Amount or Redemption Amount is specified hereon, then any Rate of Interest, Instalment Amount or Redemption Amount shall be subject to such maximum or minimum, as the case may be.

(iii) For the purposes of any calculations required pursuant to these Conditions (unless otherwise specified), (x) all percentages resulting from such calculations will be rounded, if necessary, to the nearest one hundred-thousandth of a percentage point (with halves being rounded up), (y) all figures will be rounded to seven significant figures (with halves being rounded up) and (z) all currency amounts which fall due and payable will be rounded to the nearest unit of such currency (with halves being rounded up), save in the case of Yen, which shall be rounded down to the nearest Yen. For these purposes "unit" means, with respect to any currency other than Euro, the lowest amount of such currency which is available as legal tender in the country of such currency and, with respect to Euro, means 0.01 Euro.

(h) Calculations

The amount of interest payable in respect of any Note for any period shall be calculated by multiplying the product of the Rate of Interest and the outstanding principal amount of each Note by the Day Count Fraction specified in the relevant Final Terms save that, where an Interest Amount (or a formula for its calculation) is specified in respect of such period, the amount of interest payable in respect of such Note for such period will equal such Interest Amount (or be calculated in accordance with such formula). Where any Interest Period comprises two or more Interest Accrual Periods, the amount of interest payable in respect of such Interest Period shall be the sum of the amounts of interest payable in respect of each of those Interest Accrual Periods.

(i) Determination and Publication of Rates of Interest, Interest Amounts, Final Redemption Amounts, Early Redemption Amounts, Optional Redemption Amounts and Instalment Amounts

The Calculation Agent shall, as soon as practicable on each Interest Determination Date or such other time on such date as the Calculation Agent may be required to calculate any rate or amount, obtain any quote or make any determination or calculation, determine the Rate of Interest and calculate the Interest Amounts in respect of each Specified Denomination of the Notes for the relevant Interest Accrual Period, calculate the Final Redemption Amount, Early Redemption Amount, the Optional Redemption Amount or Instalment Amount, obtain such quote or make such determination or calculation, as the case may be, and cause the Rate of Interest and the Interest Amounts for each Interest Period and the relevant Interest Payment Date and, if required to be calculated, the Final Redemption Amount, Early Redemption Amount, Optional Redemption Amount or any Instalment Amount to be notified to the Fiscal Agent, the Issuer, each of the Paying Agents, the Noteholders, any other Calculation Agent appointed in respect of the Notes which is to make a further calculation upon receipt of such information and, if the Notes are listed on a stock exchange or other relevant authority and the rules of such exchange or other relevant authority so require, such exchange or other relevant authority as soon as possible after their determination but in no event later than (i) the commencement of the relevant Interest Period, if determined prior to such time, in the case of a Rate of Interest, the Interest Amount, the Interest Payment Date, the Final Redemption Amount, Early Redemption Amount, Optional Redemption Amount and any Instalment Amount, or (ii) in all other cases, as soon as practicable but in no event later than the fourth Relevant Business Day after such determination. The Interest Amounts and the Interest Payment Date so published may subsequently be amended (or appropriate alternative arrangements made by way of adjustment) without notice in the event of an extension or shortening of the Interest Period. If the Notes become due and payable under Condition 10, the accrued interest and the Rate of Interest payable in respect of the Notes shall nevertheless continue to be calculated as previously in accordance with this Condition but no publication of the Rate of Interest or the Interest Amounts so calculated need be made. The determination of each Rate of Interest, Interest Amount, Final Redemption Amount, the Early Redemption Amount, the Optional Redemption Amount and Instalment Amount, the obtaining of each quote and the making of each determination or calculation by the Calculation Agent shall (in the absence of manifest error) be final and binding upon all parties.

(j) Definitions

In these Conditions, unless the context otherwise requires, the following defined terms shall have the meanings set out below:

"Day Count Fraction" means, in respect of the calculation of an amount of interest on any Note for any period of time (whether or not constituting an Interest Period, the "Calculation Period"):

(i) if "Actual/365" or "Actual/Actual-ISDA" is specified in the relevant Final Terms, the actual number of days in the Calculation Period divided by 365 (or, if any portion of that Calculation Period falls in a leap year, the sum of (A) the actual number of days in that portion of the Calculation Period falling in a leap year divided by 366 and (B) the actual number of days in that portion of the Calculation Period falling in a non-leap year divided by 365);

(ii) if "Actual/365 (Fixed)" is specified in the relevant Final Terms, the actual number of days in the Calculation Period divided by 365;

(iii) if "Actual/360" is specified in the relevant Final Terms, the actual number of days in the Calculation Period divided by 360;

(iv) if "30/360", "360/360" or "Bond Basis" is specified in the relevant Final Terms, the number of days in the Calculation Period divided by 360 (the number of days to be calculated on the basis of a year of 360 days with 12 30-day months (unless (A) the last day of the Calculation Period is the 31st day of a month but the first day of the Calculation Period is a day other than the 30th or 31st day of a month, in which case the month that includes that last day shall not be considered to be shortened to a 30-day month, or (B) the last day of the Calculation Period is the last day of the month of February, in which case the month of February shall not be considered to be lengthened to a 30-day month);

(v) if "30E/360" or "Eurobond Basis" is specified in the relevant Final Terms, the number of days in the Calculation Period or Compounding Period in respect of which payment is being made divided by 360 (the number of days to be calculated on the basis of a year of 360 days with 12 30-day months, without regard to the date of the first day or last day of the Calculation Period or Compounding Period unless, in the case of the final Calculation Period or Compounding Period, the Termination Date is the last day of the month of February, in which case the month of February shall not be considered to be lengthened to a 30-day month); and

(vi) if "Actual/Actual (ICMA)" is specified in the relevant Final Terms:

(a) where the Calculation Period is equal to or shorter than the Determination Period during which it falls, the actual number of days in the Calculation Period divided by the product of (A) the actual number of days in such Determination Period and (B) the number of Regular Periods in any year;

(b) where the Calculation Period is longer than one Determination Period, the sum of:

(A) the actual number of days in such Calculation Period falling in the Determination Period in which it begins divided by the product of (1) the actual number of days in such Determination Period and (2) the number of Determination Periods in any period of one year; and

(B) the actual number of days in such Calculation Period falling in the next Determination Period divided by the product of (1) the actual number of days in such Determination Period and (2) the number of Determination Periods in any period of one year,

where:

"Determination Period" means the period from and including a Determination Date in any year to but excluding the next Determination Date; and

"Determination Date" means the date specified as such in the relevant Final Terms or, if none is so specified, the Interest Payment Date.

"Euro-zone" means the member states of the European Union that are participating in the third stage of European Monetary Union.

"Interest Accrual Period" means the period beginning on, and including, the Interest Commencement Date and ending on, but excluding, the first Interest Period Date and each successive period beginning on an Interest Period Date and ending on, but excluding, the next succeeding Interest Period Date.

"Interest Amount" means the amount of interest payable and, in the case of Fixed Rate Notes, means the Fixed Coupon Amount or Broken Amount, as the case may be.

"Interest Commencement Date" means the date of issue of the Notes (the "Issue Date") or such other date as may be specified in the relevant Final Terms.

"Interest Determination Date" means, with respect to an Interest Rate and Interest Accrual Period, the date specified as such in the relevant Final Terms or, if none is so specified, (i) the first day of such Interest Accrual Period if the Specified Currency is sterling or (ii) the day falling two Relevant Business Days in London prior to the first day of such Interest Accrual Period if the specified currency is not sterling, or (iii) the day falling two TARGET Business Days prior to the first day of such Interest Accrual Period if the specified currency is euro.

"Interest Period" means the period beginning on, and including, the Interest Commencement Date and ending on, but excluding, the first Interest Payment Date and each successive period beginning on, and including, an Interest Payment Date and ending on, but excluding, the next succeeding Interest Payment Date.

"Interest Period Date" means each Interest Payment Date unless otherwise specified in the relevant Final Terms.

"ISDA Definitions" means the 2000 ISDA Definitions, as published by the International Swaps and Derivatives Association, Inc., unless otherwise specified in the relevant Final Terms.

"Rate of Interest" means the rate of interest payable from time to time in respect of the Note and which is either specified, or calculated in accordance with the provisions, in the relevant Final Terms.

"Reference Banks" means, in the case of a determination of LIBOR, the principal London office of four major banks in the London inter-bank market and, in the case of a determination of EURIBOR, the principal Euro-zone office of four major banks in the Euro-zone inter-bank market, in each case selected by the Calculation Agent or as specified in the relevant Final Terms.

"Reference Rate" means the rate specified as such in the relevant Final Terms.

"Relevant Business Day" means:

(i) in the case of a currency other than euro, a day (other than a Saturday or a Sunday) on which commercial banks and foreign exchange markets settle payments in the principal financial centre for that currency; and/or

(ii) in the case of euro, a day on which the TARGET System is operating; and/or

(iii) in the case of a currency and/or one or more Business Centres, a day (other than a Saturday or a Sunday) on which commercial banks and foreign exchange markets settle payments in such currency in the Business Centre(s) or, if no currency is specified, generally in each of the Business Centres so specified.

"Specified Currency" means the currency specified as such in the relevant Final Terms or, if none is specified, the currency in which the Notes are denominated.

"TARGET Business Day" means a day on which the TARGET System is operating.

"TARGET System" means the Trans European Automated Real Time Gross Settlement Express Transfer (TARGET) System.

(k) Calculation Agent

The Issuer will procure that there shall at all times be one or more Calculation Agents if provision is made for them in the Conditions applicable to the Notes and for so long as any Notes are outstanding. Where more than one Calculation Agent is appointed in respect of the Notes, references in these Conditions to the Calculation Agent shall be construed as each Calculation Agent performing its duties under the Conditions. If the Calculation Agent is unable or unwilling to act as such or if the Calculation Agent fails duly to establish the Interest Rate for any Interest Period or to calculate the Interest Amounts or any other requirements, the Issuer will appoint the London office of a leading bank engaged in the London interbank market to act as such in its place. The Calculation Agent may not resign its duties without a successor having been appointed as aforesaid.

6. Redemption, Purchase and Options

(a) Final Redemption

Unless previously redeemed, purchased and cancelled as provided below, each Note will be redeemed at its Final Redemption Amount (which, unless otherwise provided in the relevant Final Terms, is its principal amount) on the Maturity Date specified on each Note.

(b) Redemption for taxation reasons

The Notes may be redeemed at the option of the Issuer in whole, but not in part, on any Interest Payment Date or, if so specified hereon, at any time, on giving not less than 30 nor more than 60 days' notice to the Noteholders (which notice shall be irrevocable), at their Early Redemption Amount, (together with interest accrued to the date fixed for redemption), if (i) the Issuer (or, if the Guarantee

were called, the Guarantor) has or will become obliged to pay additional amounts as provided or referred to in Condition 8 as a result of any change in, or amendment to, the laws or regulations of The Netherlands or the Kingdom of Spain or any political subdivision or any authority thereof or therein having power to tax, or any change in the application or official interpretation of such laws or regulations, which change or amendment becomes effective on or after the Issue Date, and (ii) such obligations cannot be avoided by the Issuer (or the Guarantor, as the case may be) taking reasonable measures available to it, provided that no such notice of redemption shall be given earlier than 90 days prior to the earliest date on which the Issuer (or the Guarantor, as the case may be) would be obliged to pay such additional amounts if a payment in respect of the Notes (or the Guarantee, as the case may be) were then due. Prior to the publication of any notice of redemption pursuant to this Condition, the Issuer shall deliver to the Fiscal Agent a certificate signed by a director of the Issuer (or the Guarantor, as the case may be) stating that the Issuer (or the Guarantor, as the case may be) is entitled to effect such redemption and setting forth a statement of facts showing that the conditions precedent to the right of the Issuer (or the Guarantor, as the case may be) so to redeem have occurred.

(c) Purchases

The Issuer, the Guarantor and any of the Guarantor's Subsidiaries may at any time purchase Notes (provided that all unmatured Receipts and Coupons and unexchanged Talons appertaining thereto are attached or surrendered therewith) in the open market or otherwise at any price.

(d) Early Redemption of Zero Coupon Notes

(i) The Early Redemption Amount payable in respect of any Note which does not bear interest prior to the Maturity Date, the Early Redemption Amount of which is not linked to an index and/or a formula, upon redemption of such Note pursuant to Condition 6*(b)* or upon it becoming due and payable as provided in Condition 10, shall be the Amortised Face Amount (calculated as provided below) of such Note.

(ii) Subject to the provisions of sub-paragraph (iii) below, the Amortised Face Amount of any such Note shall be the scheduled Final Redemption Amount of such Note on the Maturity Date discounted at a rate per annum (expressed as a percentage) equal to the Amortisation Yield (which, if none is shown hereon, shall be such rate as would produce an Amortised Face Amount equal to the issue price of the Notes if they were discounted back to their Issue Price on the Issue Date) compounded annually. Where such calculation is to be made for a period of less than one year, it shall be made on the basis of the Day Count Fraction shown in the relevant Final Terms.

(iii) If the Early Redemption Amount payable in respect of any such Note upon its redemption pursuant to Condition 6*(b)* or upon it becoming due and payable as provided in Condition 10 is not paid when due, the Redemption Amount due and payable in respect of such Note shall be the Amortised Face Amount of such Note as defined in sub-paragraph (ii) above, except that such sub-paragraph shall have effect as though the reference therein to the date on which the Note becomes due and payable were replaced by a reference to the Relevant Date. The calculation of the Amortised Face Amount in accordance with this subparagraph will continue to be made (as well after as before judgment), until the Relevant Date unless the Relevant Date falls on or after the Maturity Date, in which case the amount due and payable shall be the scheduled Final Redemption Amount of such Note on the Maturity Date together with any interest which may accrue in accordance with Condition 5*(d)*.

(e) Redemption at the Option of the Issuer

If Call Option is specified in the relevant Final Terms, the Issuer may, on giving not less than 15 nor more than 30 days' irrevocable notice to the Noteholders (or such other notice period as may be specified in the relevant Final Terms) redeem, all or, if so provided some of the Notes on any Optional Redemption Date. Any such redemption of Notes shall be at their Redemption Amount together with interest accrued to the date fixed for redemption. Any such redemption or exercise must relate to Notes of a nominal amount at least equal to the Minimum Redemption Amount to be redeemed specified in the relevant Final Terms and no greater than the Maximum Redemption Amount to be redeemed specified in the relevant Final Terms.

All Notes in respect of which any such notice is given shall be redeemed on the date specified in such notice in accordance with this Condition.

In the case of a partial redemption the notice to Noteholders shall also contain the serial numbers of the Notes to be redeemed, which shall have been drawn in such place as the Fiscal Agent may approve and in such manner as it deems appropriate, subject to compliance with any applicable laws and stock exchange requirements or other relevant authority requirements. So long as the Notes are listed on the Luxembourg Stock Exchange and the rules of that stock exchange so require, the Issuer shall, once in each year in which there has been a partial redemption of the Notes, cause to be published either on the website of the Luxembourg Stock Exchange (www.bourse.lu) or in a leading newspaper of general circulation in Luxembourg (which is expected to be the *d'Wort*) a notice specifying the aggregate nominal amount of Notes outstanding and a list of the Notes drawn for redemption but not surrendered.

(f) Redemption at the Option of the Noteholder

If Put Option is specified in the relevant Final Terms, the Issuer shall, at the option of the Holder of any such Note, upon the Holder of such Note giving not less than 15 nor more than 30 days' notice to the Issuer (or such other notice period as may be specified in the relevant Final Terms) redeem such Note on the Optional Redemption Dates at its Optional Redemption Amount together with interest accrued to the date fixed for redemption.

To exercise such option the Holder must deposit such Note with any Paying Agent (in the case of Bearer Notes) or the Certificate representing such Note(s) with the Registrar or any Transfer Agent (in the case of Registered Notes) at its specified office, together with a duly completed option exercise notice ("Exercise Notice") in the form obtainable from any Paying Agent, the Registrar or any Transfer Agent (as applicable) within the notice period. No Note or Certificate so deposited and option exercised may be withdrawn (except as provided in the Agency Agreement) without the prior consent of the Issuer.

(g) Redemption by Instalments

Unless previously redeemed, purchased and cancelled as provided in this Condition 6, each Note which provides for Instalment Dates and Instalment Amounts will be partially redeemed on each Instalment Date at the Instalment Amount specified on it, whereupon the outstanding principal amount of such Note shall be reduced by the Instalment Amount for all purposes.

(h) Cancellation

All Notes purchased by or on behalf of the Issuer, the Guarantor or any of the Guarantor's Subsidiaries may be surrendered for cancellation, in the case of Bearer Notes, by surrendering each such Note together with all unmatured Receipts and Coupons and all unexchanged Talons to the Fiscal Agent and, in the case of Registered Notes, by surrendering the Certificate representing such Notes to the Registrar and, in each case, if so surrendered, will, together with all Notes redeemed by the Issuer, be cancelled forthwith (together with all unmatured Receipts and Coupons and unexchanged Talons attached thereto or surrendered therewith). Any Notes so surrendered for cancellation may not be reissued or resold and the obligations of the Issuer and the Guarantor in respect of any such Notes shall be discharged.

(i) Partly Paid Notes

Partly Paid Notes will be redeemed, whether at maturity, early redemption or otherwise, in accordance with the provisions of this Condition and the provisions specified in the relevant Final Terms.

(j) Other Notes

The Early Redemption Amount payable in respect of any Note (other than Notes described in *(d)* and *(i)* above), upon redemption of such Note pursuant to Condition 6*(b)* or upon it becoming due and payable as provided in Condition 10, shall be the Final Redemption Amount unless otherwise specified in the relevant Final Terms.

7. Payments and Talons

(a) Bearer Notes

Payments of principal and interest in respect of Bearer Notes will, subject as mentioned below, be made against presentation and surrender of the relevant Receipts (in the case of payments of Instalment Amounts other than on the due date for redemption and provided that the Receipts are presented for payment together with its relative Note), Notes (in the case of all other payments of principal and, in the case of interest, as specified in Condition 7*(f)*(vi)) or Coupons (in the case of interest, save as specified in Condition 7*(f)*(ii)), as the case may be, at the specified office of any Paying Agent outside the United States by a cheque payable in the currency in which such payment is due drawn on, or, at the option of the Holder, by transfer to an account denominated in that currency with, a bank in the principal financial centre of that currency and, in the case of Euro, by cheque drawn down or by transfer to, a Euro amount to which Euro may be credited or transferred as specified by the payee.

(b) Registered Notes

(i) Payments of principal (which for the purposes of this Condition 7*(b)* shall include final Instalment Amounts but not other Instalment Amounts) in respect of Registered Notes will be made against presentation and surrender of the relevant Certificates at the specified office of any of the Transfer Agents or of the Registrar and in the manner provided in paragraph (ii) below.

(ii) Interest (which for the purpose of this Condition 7*(b)* shall include all Instalment Amounts other than final instalment Amounts) on Registered Notes will be paid to the person shown on the Register at the close of business on the fifteenth day before the due date for payment thereof (the "Record Date"). Payments of interest on each Registered Note will be made in the currency in which such payments are due by cheque drawn on a bank in the principal financial centre of the country of the currency concerned and mailed to the Holder (or to the first named of joint Holders) of such Note at its address appearing in the Register maintained by the Registrar. Upon application by the Holder to the specified office of the Registrar or any Transfer Agent before, the Record Date and subject as provided in Condition 7*(a)* above, such payment of interest may be made by transfer to an account in the specified currency designated by the Holder with a bank in the principal financial centre of the country of that currency.

(c) Payments in the United States

Notwithstanding the foregoing, if any Bearer Notes are denominated in U.S. dollars, payments in respect thereof may be made at the specified office of any Paying Agent in New York City in the same manner as aforesaid if (i) the Issuer shall have appointed Paying Agents with specified offices outside the United States with the reasonable expectation that such Paying Agents would be able to make payment of the amounts on the Notes in the manner provided above when due, (ii) payment in full of such amounts at all such offices is illegal or effectively precluded by exchange controls or other similar restrictions on payment or receipt of such amounts and (iii) such payment is then permitted by United States law, without involving, in the opinion of the Issuer, any adverse tax consequence to the Issuer.

(d) Payments Subject to Law, etc

All payments are subject in all cases to any applicable fiscal or other laws, regulations and directives in the place of payment, but without prejudice to the provisions of Condition 8. No commission or expenses shall be charged to the Noteholders or Couponholders in respect of such payment.

(e) Appointment of Agents

The Fiscal Agent, the Paying Agents, the Registrar, the Transfer Agents and the Calculation Agent initially appointed by the Issuer and their respective specified offices are listed below. The Fiscal Agent, the Paying Agents, the Registrar, the Transfer Agents and the Calculation Agent act solely as agents of the Issuer and the Guarantor and do not assume any obligation or relationship of agency or trust for or with any Holder. The Issuer and the Guarantor reserve the right at any time to vary or terminate the appointment of the Fiscal Agent, any other Paying Agent, the Calculation Agent, the Registrar or any Transfer Agent and to appoint additional or other agents provided that the Issuer and the Guarantor

will at all times maintain (i) a Fiscal Agent, (ii) a Registrar in relation to Registered Notes, (iii) a Transfer Agent having a specified office in at least two major European cities (including Luxembourg so long as the Notes are listed on the Luxembourg Stock Exchange and the rules of such exchange so require) in relation to Registered Notes, (iv) a Calculation Agent where the Conditions so require one, (v) Paying Agents having a specified office in at least two major European cities (including Luxembourg so long as the Notes are listed on the Luxembourg Stock Exchange and the rules of such exchange so require), (vi) a Paying Agent having a specified office in a city in Continental Europe outside the European Union, (vii) such other agents as may be required by any other stock exchange on which the Notes may be listed and (viii) a Paying Agent with a specified office in a European Union member state that will not be obliged to withhold or deduct tax pursuant to any law implementing European Council Directive 2003/48/EC or any other Directive implementing the conclusions of the ECOFIN Council meeting of 26-27 November 2000.

In addition, the Issuer shall forthwith appoint a Paying Agent in New York in respect of any Notes denominated in US. dollars in the circumstances described in Condition 7*(c)* above.

Notice of any such change or any change of any specified office will promptly be given to the Noteholders in accordance with Condition 14.

(f) Unmatured Coupons and Receipts and unexchanged Talons

(i) Upon the due date for redemption of those Notes, Bearer Notes which comprise Fixed Rate Notes (other than Dual Currency Notes or Index Linked Notes), they should be surrendered for payment together with all unmatured Coupons (if any) appertaining thereto, failing which an amount equal to the face value of each missing unmatured Coupon (or, in the case of payment not being made in full, that proportion of the amount of such missing unmatured Coupon which the sum of principal so paid bears to the total principal due) will be deducted from the Final Redemption Amount, Early Redemption Amount or Optional Redemption Amount then due for payment. Any amount so deducted will be paid in the manner mentioned above against surrender of such missing Coupon within a period of 10 years from the Relevant Date for the payment of such principal (whether or not such Coupon has become void pursuant to Condition 9).

(ii) Upon the due date for redemption of any Bearer Note comprising a Floating Rate Note, Dual Currency Note or Index Linked Note, unmatured Coupons relating to such Note (whether or not attached) shall become void and no payment shall be made in respect of them.

(iii) Upon the due date for redemption of any Bearer Note, any unexchanged Talon relating to such Note (whether or not attached) shall become void and no Coupon shall be delivered in respect of such Talon.

(iv) Upon the due date for redemption of any Bearer Note which is redeemable in instalments, all Receipts relating to such Note having an Instalment Date falling on or after such due date (whether or not attached) shall become void and no payment shall be made in respect of them.

(v) Where any Bearer Note which provides that the relative Coupons are to become void upon the due date for redemption of those Notes is presented for redemption without all unmatured coupons and any unexchanged Talon relating to it, and where any Bearer Note is presented for redemption without any unexchanged Talon relating to it, redemption shall be made only against the provision of such indemnity as the Issuer may require.

(vi) If the due date for redemption of any Note is not a due date for payment of interest, interest accrued from the preceding due date for payment of interest or the Interest Commencement Date as the case may be, shall only be payable against presentation (and surrender if appropriate) of the relevant Bearer Note or Certificate representing it, as the case may be. Interest accrued on a Note which only bears interest after its Maturity Date shall be payable on redemption of such Note against presentation of the relevant Note or Certificate representing it, as the case may be.

(g) Talons

On or after the Interest Payment Date for the final Coupon forming part of a Coupon sheet issued in respect of any Bearer Note, the Talon forming part of such Coupon sheet may be surrendered at the

specified office of the Fiscal Agent in exchange for a further Coupon sheet (and if necessary another Talon for a further Coupon sheet) (but excluding any Coupons which may have become void pursuant to Condition 9).

(h) Non-Business Days

If any date for payment in respect of any Note, Receipt or Coupon is not a business day, the Holder shall not be entitled to payment until the next following business day nor to any interest or other sum in respect of such postponed payment. In this Condition 7*(h)*, "business day" means a day which is:

(i) a day (other than a Saturday or a Sunday) on which banks and foreign exchange markets are open for business: (A) in, as regards Bearer Notes, the relevant place of presentation, and (B) in such jurisdictions as shall be specified as "Financial Centres" in the relevant Final Terms; and

(ii) (A) (in the case of a payment in a currency other than Euro) where payment is to be made by transfer to an account maintained with a bank in the specified currency, on which foreign exchange transactions may be carried on in the specified currency in the principal financial centre of the country of such currency; or (B) (in the case of a payment in Euro) where payment is to be made by payment to an account, a day on which the TARGET System is operating.

(i) Redenomination, Renominalisation and Reconventioning:

(i) *Application:* This Condition 7 is applicable to the Notes only if it is specified in the relevant Final Terms as being applicable.

(ii) *Notice of redenomination:* If the country of the Specified Currency becomes, or announces its intention to become, a Participating Member State, the Issuer may, without the consent of the Noteholders, Receiptholders and Couponholders, on giving at least 30 days' prior notice to the Noteholders and the Paying Agents, designate a date (the "Redenomination Date"), being an Interest Payment Date under the Notes falling on or after the date on which that country becomes a Participating Member State.

(iii) *Redenomination:* Notwithstanding the other provisions of these Conditions, with effect from the Redenomination Date:

(a) the Notes shall be deemed to be redenominated into Euro in the specified denomination of Euro 0.01 with a principal amount for each Note equal to the principal amount of that Note in the Specified Currency, converted into Euro at the rate for conversion of such currency into Euro established by the Council of the European Union pursuant to the Treaty (including compliance with rules relating to rounding in accordance with European Community regulations); *provided, however, that*, if the Issuer determines, with the agreement of the Fiscal Agent that market practice in respect of the redenomination into Euro 0.01 of internationally offered securities is different from that specified above, such provisions shall be deemed to be amended so as to comply with such market practice and the Issuer shall promptly notify the Noteholders, Receiptholders and Couponholders, each listing authority, stock exchange and/or quotation system (if any) by which the Notes have then been admitted to listing, trading and/or quotation and the Paying Agents of such deemed amendments;

(b) if Notes have been issued in definitive form:

(A) all unmatured Coupons denominated in the Specified Currency (whether or not attached to the Notes) will become void with effect from the date (the "Euro Exchange Date") on which the Issuer gives notice (the "Euro Exchange Notice") to the Noteholders that replacement Notes and Coupons denominated in Euro are available for exchange (provided that such Notes and Coupons are available) and no payments will be made in respect thereof;

(B) the payment obligations contained in all Notes denominated in the Specified Currency will become void on the Euro Exchange Date but all other obligations

of the Issuer thereunder (including the obligation to exchange such Notes in accordance with this Condition 7) shall remain in full force and effect;

(c) new Notes and Coupons denominated in Euro will be issued in exchange for Notes and Coupons denominated in the Specified Currency in such manner as the Fiscal Agent may specify and as shall be notified to the Noteholders in the Euro Exchange Notice; and

(d) all payments in respect of the Notes (other than, unless the Redenomination Date is on or after such date as the Specified Currency ceases to be a sub-division of the Euro, payments of interest in respect of periods commencing before the Redenomination Date) will be made solely by Euro cheque drawn on, or by credit or transfer to a Euro account (or other account to which Euro may be credited or transferred) maintained by the payee with a bank in a city in a country in which banks have access to the TARGET System.

(iv) *Interest:* Following redenomination of the Notes pursuant to this Condition 7, where Notes have been issued in definitive form, the amount of interest due in respect of the Notes will be calculated by reference to the aggregate principal amount of the Notes presented (or, as the case may be, in respect of which Coupons are presented) for payment by the relevant holder.

(v) *Interpretation:* In this Condition:

"Participating Member State" means a member state of the European Union which adopts the Euro as its lawful currency in accordance with the Treaty; and

"Treaty" means the Treaty establishing the European Community, as amended.

8. Taxation

(a) Additional Amounts

All payments of principal and interest in respect of the Notes, the Receipts and the Coupons by the Issuer or (as the case may be) the Guarantor under the Deed of Guarantee will be made without withholding or deduction for, or on account of, any present or future taxes, duties, assessments or governmental charges of whatever nature imposed or levied by or on behalf of The Netherlands or any authority therein or thereof having power to tax (in the case of the Issuer), or the Kingdom of Spain or any authority therein or thereof having power to tax (in the case of the Guarantor) (each a "Taxing Authority"), unless the withholding or deduction of such taxes, duties, assessments or governmental charges is required by law. In that event, the Issuer or, as the case may be, the Guarantor will pay such additional amounts as may be necessary in order that the net amounts received by the Noteholders and the Couponholders after such withholding or deduction shall equal the respective amounts of principal and interest which would have been received in respect of the Notes, Receipts or (as the case may be) Coupons, in the absence of such withholding or deduction; except that no additional amounts shall be payable with respect to any payment in respect of any Note, Receipt or Coupon or (as the case may be) under the Deed of Guarantee:

(i) to, or to a third party on behalf of, a Holder of a Note or Coupon who is liable for taxes, duties, assessments or governmental charges in respect of such Note or Coupon by reason of his having some connection with the Kingdom of Spain other than the mere holding of the Note, Receipt or Coupon; or

(ii) presented for payment more than 30 days after the Relevant Date except to the extent that the relevant Holder thereof would have been entitled to such additional amounts on presenting the same for payment on the thirtieth such day; or

(iii) in respect of any tax, assessment or other governmental charge that is imposed or withheld by reason of the failure by the Holder or the beneficial owner of the Notes to comply with a request of the Issuer, or the Guarantor addressed to the Holder or the beneficial owner of the Notes (A) to provide information concerning the nationality, residence, identity or connection with a Taxing Authority of the Holder or such beneficial owner or (B) to make any declaration or other similar claim to satisfy any information or reporting requirement, which in the case of (i) or (ii), is required or imposed by a statute, treaty, regulation or administrative practice of the Taxing Authority as a precondition to exemption from all or

part of such tax assessment or other governmental charge, in each case, within any applicable time limits as may from time to time be imposed by such statute, treaty, regulation, or administrative practice;

(iv) presented for payment in the Kingdom of Spain;

(v) where such withholding or deduction is imposed on a payment to an individual and is required to be made pursuant to European Council Directive 2003/48/EC or any other Directive implementing the conclusions of the ECOFIN Council meeting of 26-27 November 2000 on the taxation of savings income or any law implementing or complying with, or introduced in order to conform to, such Directive;

(vi) presented for payment by or on behalf of a Holder of a Note or Coupon who would have been able to avoid such withholding or deduction by presenting the relevant Note, Receipt or Coupon to another Paying Agent in a Member State of the European Union; or

(vii) where such withholding or deduction is imposed on a payment to an individual resident of Luxembourg pursuant to the Luxembourg Law dated 23 December 2005 introducing a withholding tax in full discharge of income tax on certain interest income.

See "Taxation and Disclosure of Noteholder Information" for a description of certain disclosure requirements imposed on the Guarantor relating to the identity of certain Noteholders in the event of an issue of listed Notes by the Issuer.

(b) Tax Credit Payment

If any additional amounts are paid by the Issuer or, as the case may be, the Guarantor under this Condition for the benefit of any Holder and such Holder, in its sole discretion, determines that it has obtained (and has derived full use and benefit from) a credit against, a relief or remission for, or repayment of, any tax, then, if and to the extent that such Holder, in its sole opinion, determines that (i) such credit, relief, remission or repayment is in respect of or calculated with reference to the additional amounts paid pursuant to this Condition; and (ii) its tax affairs for its tax year in respect of which such credit, relief, remission or repayment was obtained have been finally settled, such Holder shall, to the extent that it can do so without prejudice to the retention of the amount of such credit, relief, remission or repayment, pay to the Issuer or, as the case may be, the Guarantor such amount as such Holder shall, in its sole opinion, determine to be the amount which will leave such Holder (after such payment) in no worse after tax position than it would have been in had the additional payment in question not been required to be made by the Issuer or, as the case may be, the Guarantor.

(c) Tax Credit Clawback

If any Holder makes any payment to the Issuer or, as the case may be, the Guarantor pursuant to this Condition and such holder subsequently determines, in its sole opinion, that the credit, relief, remission or repayment in respect of which such payment was made was not available or has been withdrawn or that it was unable to use such credit, relief, remission or repayment in full, the Issuer or, as the case may be, the Guarantor shall reimburse such Holder such amount as such Holder determines, in its sole opinion, is necessary to place it in the same after tax position as it would have been in if such credit, relief, remission or repayment had been obtained and fully used and retained by such Holder, such amount not exceeding in any case the amount paid by the Holder to the Issuer or, as the case may be, the Guarantor.

(d) Tax Affairs

Nothing in Conditions 8*(b)* and *(c)* above shall interfere with the right of any Holder to arrange its tax or any other affairs in whatever manner it thinks fit, oblige any Holder to claim any credit, relief, remission or repayment in respect of any payment made under this Condition in priority to any credit, relief, remission or repayment available to it nor oblige any Holder to disclose any information relating to its tax or other affairs or any computations in respect thereof.

(e) Definitions

As used in these Conditions, "Relevant Date" in respect of any Note, Receipt or Coupon means the date on which payment in respect thereof first becomes due or if any amount of the money payable is improperly withheld (or refused) the date on which payment in full of the amount outstanding is made or (if earlier) the date on which notice is duly given to the Noteholders in accordance with Condition 14

that, upon further presentation of the Note (or relative Certificate), Receipt or Coupon being made in accordance with the Conditions, such payment will be made, provided that payment is in fact made upon such presentation. References in these Conditions to (i) "principal" shall be deemed to include any premium payable in respect of the Notes, all Instalment Amounts, Final Redemption Amounts, Early Redemption Amounts, Optional Redemption Amounts, Amortised Face Amounts and all other amounts in the nature of principal payable pursuant to Condition 6 or any amendment or supplement to it; (ii) "interest" shall be deemed to include all Interest Amounts and all other amounts payable pursuant to Condition 5 or any amendment or supplement to it; and (iii) "principal" and/or "interest" shall be deemed to include any additional amounts which maybe payable under this Condition.

9. Prescription

Claims against the Issuer and, as the case may be, the Guarantor for payment in respect of the Notes, Receipts and Coupons (which, for this purpose shall not include Talons) shall be prescribed and become void unless made within ten years (in the case of principal) or five years (in the case of interest) from the appropriate Relevant Date in respect thereof.

10. Events of Default

If any of the following events (each an "Event of Default") occurs and is continuing, the Holder of a Note of any Series may give written notice to the Fiscal Agent at its specified office that such Note is immediately repayable, whereupon the Early Redemption Amount of such Note, together with accrued interest to the date of payment, shall become immediately due and payable:

(a) *Non-Payment:* default is made for more than 14 days (in the case of interest) or seven days (in the case of principal) in the payment on the due date of interest or principal in respect of any of the Notes; or

(b) *Breach of Other Obligations:* the Issuer or the Guarantor does not perform or comply with any one or more of its other obligations under or in respect of the Notes, the Agency Agreement or the Deed of Guarantee which default is incapable of remedy or is not remedied within 30 days after notice of such default shall have been given to the Fiscal Agent at its specified office by any Noteholder; or

(c) *Cross-Default:* (i) any Relevant Indebtedness of the Issuer or the Guarantor or any of the Guarantor's Subsidiaries becomes (or becomes capable of being declared) due and payable prior to its stated maturity otherwise than at the option of the Issuer or, as the case may be, the Guarantor, or (ii) any Relevant Indebtedness is not paid when due or, as the case may be, within any applicable grace period, or (iii) the Issuer or the Guarantor or any of the Guarantor's Subsidiaries fails to pay when due any amount payable by it under any present or future guarantee for, or indemnity in respect of, any Relevant Indebtedness provided that the aggregate amount of the Relevant Indebtedness, guarantees and indemnities in respect of which one or more of the events mentioned above in this Condition 10*(c)* have occurred equals or exceeds US$ 5,000,000 or its equivalent in other currencies; or

(d) *Enforcement Proceedings:* any distress, attachment, execution or other legal process which is material in the context of the issue and offering of the Notes is levied, enforced or sued on or against any part of the property, assets or revenues of the Issuer or the Guarantor or any of the Guarantor's Subsidiaries and is not discharged or stayed within 90 days; or

(e) *Security Enforced:* any mortgage, charge, pledge, lien or other encumbrance, present or future, created or assumed by the Issuer or the Guarantor or any of the Guarantor's Subsidiaries which is material in the context of the issue and offering of the Notes becomes enforceable and any step is taken to enforce it (including the taking of possession by or the appointment of a receiver, administrative receiver, manager or other similar person); or

(f) *Insolvency, etc:* (i) the Issuer or the Guarantor or any of the Guarantor's Relevant Subsidiaries becomes, or is adjudicated to be, insolvent (including bankrupt *-failliet-* or in moratorium of payments *-surséance van betaling-)* or is adjudicated to be unable to pay its debts as they fall due, (ii) an administrator or liquidator of the Issuer or the Guarantor or any of the Guarantor's Relevant Subsidiaries or the whole or any part of the undertaking, assets and revenues of the Issuer or the Guarantor or any of the Guarantor's Relevant Subsidiaries is appointed (or application for any such appointment is made), (iii) the Issuer or the Guarantor or any of the Guarantor's Relevant Subsidiaries takes any action for a

readjustment or deferment of any of its obligations or makes a general assignment or any arrangement or composition with or for the benefit of its creditors or declares a moratorium in respect of any of its indebtedness or any guarantee given by it, (iv) the entry of a decree, judgment or order by a court having jurisdiction adjudging the Issuer to be in a situation requiring special measures (*bijzondere voorzieningen*) in the interest of all creditors as referred to in Chapter X of the Act on the Supervision of Credit Institutions 1992 (*Wet toezicht kredietwezen 1992*), (v) the Issuer or the Guarantor or any of the Guarantor's Relevant Subsidiaries ceases or threatens to cease to carry on all or any substantial part of its business or (vi) any other proceeding is commenced which requires the application of priorities provided by any applicable Spanish laws; or

(g) *Winding-up:* an order is made or an effective resolution passed for the winding-up or dissolution (*ontbinding*) or administration of the Issuer or the Guarantor or any of the Guarantor's Relevant Subsidiaries, or the Issuer or the Guarantor or any of the Guarantor's Relevant Subsidiaries shall cease or through an official action of its board of directors threaten to cease to carry on all or a substantial part of its business or operations, except for the purpose of and followed by a reconstruction, amalgamation, reorganisation, merger or consolidation (i) on terms approved by an Extraordinary Resolution of the Noteholders or (ii) in the case of a Relevant Subsidiary, whereby the undertaking and assets of the Relevant Subsidiary are transferred to or otherwise vested in the Issuer or the Guarantor (as the case may be) or another of the Guarantor's Relevant Subsidiaries or (iii) to comply with any mandatory requirements set forth by any regulation, directives or rules issued by the Spanish government or the relevant administrative authority in connection with the reorganisation of the Spanish electricity sector; or

(h) *Authorisation and Consents:* any action, condition or thing (including the obtaining or effecting of any necessary consent, approval, authorisation, exemption, filing, licence, order, recording or registration) at any time required to be taken, fulfilled or done in order (i) to enable the Issuer and the Guarantor lawfully to enter into, exercise their respective rights and perform and comply with their respective obligations under the Notes and the Deed of Guarantee, (ii) to ensure that those obligations are legally binding and enforceable and (iii) to make the Notes and the Deed of Guarantee admissible in evidence in the courts of The Netherlands or the Kingdom of Spain is not taken, fulfilled or done; or

(i) *Illegality:* it is or will become unlawful for the Issuer or the Guarantor to perform or comply with any one or more of its obligations under any of the Notes or the Deed of Guarantee; or

(j) *Analogous Events:* any event occurs which under the laws of any relevant jurisdiction has an analogous effect to any of the events referred to in any of the foregoing paragraphs including, but not limited to, *concurso;* or

(k) *Guarantee:* the Guarantee is not (or is claimed by the Guarantor not to be) in full force and effect; or

(l) *Nationalisation:* any step is taken by any person with a view to the seizure, compulsory acquisition, expropriation or nationalisation of all or a material part of the Guarantor or any of its Relevant Subsidiaries.

In this Condition, "Relevant Indebtedness" and "Subsidiary" shall have the respective meanings described to them in Condition 4*(b)* and "Group" shall mean the Guarantor and its consolidated subsidiaries.

"Relevant Subsidiary" means, at any particular time, any company which is then directly or indirectly controlled or more than 50 per cent. of whose issued equity share capital (or its equivalent) is then beneficially owned, by the Guarantor and/or one or more of its subsidiaries and whose net worth has a value of not less than Euro 6,010,121.

11. Meetings of Noteholders and Modifications

(a) Meetings of Noteholders

The Agency Agreement contains provisions for convening meetings of Noteholders to consider any matter affecting their interest, including modification by Extraordinary Resolution of the Notes (including these Conditions insofar as the same may apply to such Notes). An Extraordinary Resolution duly passed at any such meeting shall be binding on all the Noteholders, whether present

or not and on all relevant Couponholders, except that any Extraordinary Resolution proposed, *inter alia*, (i) to amend the dates of maturity or redemption of the Notes, any Instalment Date or any date for payment of interest thereon, (ii) to reduce or cancel the principal amount of any Instalment Amount of, or any premium payable on redemption of, the Notes, (iii) to reduce the rate or rates of interest in respect of the Notes or to vary the method or basis of calculating the rate or rates or amount of interest or the basis for calculating the Interest Amount in respect thereof, (iv) if a Minimum and/or a Maximum Interest Rate, Instalment Amount or Redemption Amount is shown hereon, to reduce any such Minimum and/or Maximum, (v) to change any method of calculating the Final Redemption Amount, the Early Redemption Amount or the Optional Redemption Amount, (vi) to change the currency or currencies of payment or specified denomination of the Notes, or (vii) to modify the provisions concerning the quorum required at any meeting of Noteholders or the majority required to pass the Extraordinary Resolution, will only be binding if passed at a meeting of the Noteholders (or at any adjournment thereof) at which a special quorum (provided for in the Agency Agreement) is present.

These Conditions may be amended, modified, or varied in relation to any Series of Notes by the terms of the relevant Final Terms in relation to such Series.

(b) Modification of Agency Agreement

The Issuer and the Guarantor shall only permit any modification of, or any waiver or authorisation of any breach or proposed breach of or any failure to comply with, the Agency Agreement, if to do so could not reasonably be expected to be prejudicial to the interests of the Noteholders.

12. Replacement of Notes, Certificates, Receipts, Coupons and Talons

If a Note, Certificate, Receipt, Coupon or Talon is lost, stolen, mutilated, defaced or destroyed, it may be replaced, subject to applicable laws and stock exchange regulations, at the specified office of the Fiscal Agent (in the case of the Bearer Notes, Receipts, Coupons or Talons) and the Registrar (in the case of Certificates) or such other Paying Agent or Transfer Agent, as the case may be, as may from time to time be designated by the Issuer for such purpose, and notice of whose designation is given to Noteholders in accordance with Condition 14, in each case on payment by the claimant of the fees and costs incurred in connection therewith and on such terms as to evidence, security and indemnity (which may provide, *inter alia*, that if the allegedly lost, stolen or destroyed Note, Certificate, Receipt, Coupon or Talon is subsequently presented for payment or, as the case may be, for exchange for further Coupons, there will be paid to the Issuer on demand the amount payable by the Issuer in respect of such Notes, Certificates, Receipts, Coupons or further Coupons) and otherwise as the Issuer may require. Mutilated or defaced Notes, Certificates, Receipts, Coupons or Talons must be surrendered before replacements will be issued.

13. Further Issues

The Issuer may from time to time without the consent of the Noteholders or Couponholders create and issue further notes having the same terms and conditions as the Notes and so that the same shall be consolidated and form a single series with such Notes, and references in these Conditions to "Notes" shall be construed accordingly.

14. Notices

Notices to the Holders of Registered Notes will be mailed to them at their respective addresses in the Register and deemed to have been given on the fourth weekday (being a day other than a Saturday or a Sunday) after the date of mailing. With respect to Registered Notes listed on the Luxembourg Stock Exchange (so long as such Notes are listed on the Luxembourg Stock Exchange and the rules of that exchange so require), any notices must also be published either on the website of the Luxembourg Stock Exchange (www.bourse.lu) or in a leading daily newspaper having general circulation in Luxembourg (which is expected to be the *d'Wort*).

Notices to the Holders of Bearer Notes will be valid if published in a daily newspaper of general circulation in London (which is expected to be the *Financial Times*). With respect to Bearer Notes listed on the Luxembourg Stock Exchange, any notice must be also published either on the website of the Luxembourg Stock Exchange (www.bourse.lu) or in a leading daily newspaper having general circulation in Luxembourg (which is expected to be the *d'Wort*). If any such publication is not practicable, notice will be validly given if published in another leading English language newspaper of

general circulation in Europe. Any such notice shall be deemed to have been given on the date of such publication or, if published more than once or on different dates, on the date of the first publication as provided above.

Couponholders shall be deemed for all purposes to have notice of the contents of any notice to the Holders of Bearer Notes in accordance with this Condition.

Until such time as any definitive Notes are issued, there may, so long as any Global Note is held in its entirety on behalf of Euroclear and/or Clearstream, Luxembourg, be substituted for such publication as aforesaid the delivery of the relevant notice to Euroclear and/or Clearstream, Luxembourg for communication by them to the Noteholders. Any such notice shall be deemed to have been given to the Noteholders on the seventh day after the day on which the said notice was given to Euroclear and/or Clearstream, Luxembourg, as appropriate.

Notices to be given by any Noteholder shall be in writing and given by lodging the same, together with the relative Note or Notes, with a Paying Agent. Whilst any of the Notes are represented by a Global Note, such notice may be given by any Noteholder to such Paying Agent via Euroclear and/or Clearstream, Luxembourg, as the case may be, in such manner as such Paying Agent and Euroclear and/or Clearstream, Luxembourg, as the case may be, may approve for this purpose.

15. Substitution of the Issuer

(a) The Issuer and the Guarantor may at any time, without the consent of the Noteholders or the Couponholders, substitute for such Issuer any company which is wholly-owned by the Guarantor (the "Substitute") upon notice by such Issuer, the Guarantor and the Substitute to be given in accordance with Condition 14 and, in the case of Notes listed on the Luxembourg Stock Exchange, to such exchange, provided that:

(i) no Event of Default has occurred in respect of the Notes;

(ii) no payment in respect of the Notes, the Receipts or the Coupons or the Deed of Guarantee (as the case may be) is at the relevant time overdue;

(iii) the Substitute shall, by means of a deed poll in the form scheduled to the Agency Agreement as Schedule 8 (the "Deed Poll"), agree to indemnify each Noteholder and Couponholder against any tax, duty, assessment or governmental charge which is imposed on it by (or by any authority in or of) the jurisdiction of the country of the Substitute residence for tax purposes and, if different, of its incorporation with respect to any Note, Receipt, Coupon, Talon or the Deed of Covenant and which would not have been so imposed had the substitution not been made, as well as against any tax, duty, assessment or governmental charge, and any cost or expense, relating to the substitution;

(iv) where the Substitute is not the Guarantor, the obligations of the Substitute under the Deed Poll, the Notes, Receipts, Coupons, Talons and Deed of Covenant shall be unconditionally and irrevocably guaranteed by the Guarantor by means of the Deed Poll;

(v) all action, conditions and things required to be taken, fulfilled and done (including the obtaining of any necessary consents) to ensure that the Deed Poll, the Notes, Receipts, Coupons, Talons and Deed of Covenant represent valid, legally binding and enforceable obligations of the Substitute and in the case of the Deed Poll of the Guarantor have been taken, fulfilled and done and are in full force and effect;

(vi) the Substitute shall have become party to the Agency Agreement with any appropriate consequential amendments, as if it had been an original party to it;

(vii) legal opinions shall have been delivered to the Fiscal Agent from lawyers of recognised standing in each jurisdiction referred to in (iii) above, in Spain and in England as to the fulfilment of the requirements of this Condition 15 and the other matters specified in the Deed Poll and that the Notes, Receipts, Coupons and Talons are legal, valid and binding obligations of the Substitute;

(viii) each stock exchange on which the Notes are listed shall have confirmed that, following the proposed substitution of the Substitute, the Notes will continue to be listed on such stock exchange;

(ix) Standard & Poor's and/or Moody's and/or Fitch, as the case may be, shall have confirmed that following the proposed substitution of the Substitute, the credit rating of the Notes will not be adversely affected;

(x) if applicable, the Substitute has appointed a process agent as its agent in England to receive service of process on its behalf in relation to any legal proceedings in the courts of England arising out of or in connection with the Notes; and

(xi) in the case of Notes listed on the Luxembourg Stock Exchange, a supplemental prospectus is filed with such exchange.

(b) Upon the execution of the Deed Poll and the delivery of the legal opinions, the Substitute shall succeed to, and be substituted for, and may exercise every right and power, of the Issuer under the Notes and the Agency Agreement with the same effect as if the Substitute had been named as the Issuer herein, and the Issuer shall be released from its obligations under the Notes and under the Agency Agreement.

(c) After a substitution pursuant to Condition 15*(a)*, the Substitute may, without the consent of any Noteholder, effect a further substitution. All of the provisions specified in Conditions 15*(a)* and 15*(b)* shall apply *mutatis mutandis*, and references in these Conditions to the Issuer shall, where the context so requires, be deemed to be or include references to any such further Substitute.

(d) After a substitution pursuant to Conditions 15*(a)* or 15*(c)* any Substitute may, without the consent of any Noteholder, reverse the substitution, *mutatis mutandis*.

(e) The Deed Poll and all documents relating to the substitution shall be delivered to, and kept by, the Fiscal Agent. Copies of such documents will be available free of charge at the specified office of each of the Paying Agents.

16. Currency Indemnity

Any amount received or recovered in a currency other than the currency in which payment under the relevant Note, Coupon or Receipt is due (whether as a result of, or of the enforcement of, a judgment or order of a court or any jurisdiction in connection with, the winding-up or dissolution of the Issuer or the Guarantor or otherwise) by any Noteholder or Couponholder in respect of any sum expressed to be due to it from the Issuer or the Guarantor shall only constitute a discharge to the Issuer or the Guarantor, as the case may be, to the extent of the amount in the currency of payment under the relevant Note, Coupon or Receipt which the recipient is able to purchase with the amount so received or recovered in that other currency on the date of that receipt or recovery (or, if it is not practicable to make that purchase on that date, on the first date on which it is practicable to do so). If the amount received or recovered is less than the amount expressed to be due to the recipient under any Note, Coupon or Receipt, the Issuer, failing whom the Guarantor, shall indemnify the Noteholder or Couponholder, as the case may be, against any loss sustained by it as a result. In any event, the Issuer, failing whom the Guarantor, shall indemnify the recipient against the cost of making any such purchase. For the purposes of this Condition, it will be sufficient for the Noteholder or Couponholder, as the case may be, to demonstrate that it would have suffered a loss had an actual purchase been made. These indemnities constitute a separate and independent obligation from the Issuer's and the Guarantor's other obligations, shall give rise to a separate and independent cause of action, shall apply irrespective of any indulgence granted by any Noteholder or Couponholder and shall continue in full force and effect despite any other judgment, order, claim or proof for a liquidated amount in respect of any sum due under any Note, Coupon or Receipt or any other judgment or order.

17. Governing Law and Jurisdiction

(a) Governing Law

The Notes, the Receipts, the Coupons and the Talons and all matters arising from or connected therewith are governed by and shall be construed in accordance with, English law.

(b) English courts

The courts of England have exclusive jurisdiction to settle any dispute (a "Dispute") arising from or connected with any Notes, Receipts, Coupons or Talons.

(c) Appropriate forum

The Issuer agrees that the courts of England are the most appropriate and convenient courts to settle any Dispute and, accordingly, that it will not argue to the contrary.

(d) Rights of the Noteholders to take proceedings outside England

Condition 17*(b)* (*English courts*) is for the benefit of the Noteholders only. As a result, nothing in this Condition 17 (*Governing law and jurisdiction*) prevents any Noteholder from taking proceedings relating to a Dispute ("Proceedings") in any other courts with jurisdiction. To the extent allowed by law, Noteholders may take concurrent Proceedings in any number of jurisdictions.

(e) Process Agent

The Issuer agrees that the documents which start any Proceedings and any other documents required to be served in relation to those Proceedings may be served on it by being delivered to The Law Debenture Trust Corporation p.l.c. at Fifth Floor, 100 Wood Street, London EC2V 7EX or, if different, its registered office for the time being or at any address of the Issuer in England at which process may be served on it in accordance with Part XXIII of the Companies Act 1985. If such person is not or ceases to be effectively appointed to accept service of process on behalf of the Issuer, the Issuer shall, on the written demand of any Noteholder addressed and delivered to the Issuer or to the Specified Office of the Fiscal Agent appoint a further person in England to accept service of process on its behalf and, failing such appointment within 15 days, any Noteholder shall be entitled to appoint such a person by written notice addressed to the Issuer and delivered to the Issuer or to the Specified Office of the Fiscal Agent. Nothing in this paragraph shall affect the right of any Noteholder to serve process in any other manner permitted by law. This Condition applies to Proceedings in England and to Proceedings elsewhere.

18. Rights of Third Parties

No person shall have any right to enforce any term or condition of any Note under the Contracts (Rights of Third Parties) Act 1999.

TERMS AND CONDITIONS OF THE NOTES ISSUED BY IBERDROLA FINANZAS

The following is the text of the terms and conditions which, subject to completion and amendment and as supplemented or varied in accordance with the provisions of Part A of the relevant Final Terms, will be applicable to the Notes in definitive form (if any) issued in exchange for the Global Note(s) representing each Series and, subject further to simplification by deletion of non-applicable provisions, will be endorsed on such Bearer Notes or on the Certificates relating to such Registered Notes, details of the relevant Series being shown on the relevant Notes or Certificates and in the relevant Final Terms. References in the Conditions to "Notes" are to Notes issued by Iberdrola Finanzas, S.A.U. and are to the Notes of one Series only, not to all Notes which may be issued under the Programme.

The euro medium term notes (the "Notes") are issued pursuant to an amended and restated agency agreement (as amended or supplemented from time to time, the "Agency Agreement") dated 28 April 2006 between Iberdrola International B.V., Iberdrola Finanzas, S.A.U. (the "Issuer"), Iberdrola, S.A. (the "Guarantor"), JPMorgan Chase Bank N.A., London Branch as fiscal agent (the "Fiscal Agent"), paying agent and transfer agent, J.P. Morgan Bank Luxembourg S.A. as paying agent (together with the Fiscal Agent and any additional or other paying agents in respect of the Notes from time to time appointed, the "Paying Agents", and each a "Paying Agent") and as transfer agent (together with the transfer agent referred to above and any additional or other transfer agents in respect of the Notes from time to time appointed, the "Transfer Agent") and JPMorgan Chase Bank N.A., London Branch as registrar (the "Registrar") and with the benefit of a deed of covenant (the "Deed of Covenant") dated 28 April 2006 executed by the Issuer and Iberdrola International B.V. in relation to the Notes. The Guarantor has, for the benefit of the Noteholders from time to time, executed and delivered a deed of guarantee (the "Deed of Guarantee") dated 28 April 2006 under which it has guaranteed the due and punctual payment of all amounts due by the Issuer and Iberdrola International B.V. under the Notes and the Deed of Covenant as and when the same shall become due and payable. The initial Calculation Agent(s) (if any) is specified on the Notes. The Issuer will, if so required by Spanish law, execute a public deed (the "Public Deed") before a Spanish notary public in relation to the Notes and will register such Public Deed with the Mercantile Registry of Vizcaya on or prior to the issue date of the Notes. The Public Deed shall contain, among other information, the terms and conditions of the Notes.

The Noteholders (as defined below), the Holders of the interest coupons (the "Coupons") appertaining to interest bearing Notes in bearer form and, where applicable in the case of such Notes, talons for further Coupons (the "Talons") (the "Couponholders") and the Holders of the instalment receipts (the "Receipts") appertaining to the payment of principal by instalments are deemed to have notice of all of the provisions of the Agency Agreement applicable to them. As used in these Conditions, "Tranche" means Notes which are identical in all respects. Copies of the Agency Agreement, the Deed of Covenant and the Deed of Guarantee are available for inspection at the specified offices of each of the Paying Agents, the Registrar and the Transfer Agents.

1. Form, Specified Denomination and Title

The Notes are issued in bearer form ("Bearer Notes", which expression includes Notes which are specified to be Exchangeable Bearer Notes), in registered form ("Registered Notes") or in bearer form exchangeable for Registered Notes ("Exchangeable Bearer Notes") in each case in the Specified Denomination(s) and in the Specified Currency shown in the relevant Final Terms provided that in the case of any Notes which are to be admitted to trading on a regulated market within the European Economic Area or offered to the public in a Member State of the European Economic Area in circumstances which require the publication of a Prospectus under the Prospectus Directive, the minimum Specified Denomination shall be €50,000 (or its equivalent in any other currency as at the date of issue of the relevant Notes).

All Registered Notes shall have the same Specified Denomination. Where Exchangeable Bearer Notes are issued, the Registered Notes for which they are exchangeable shall have the same Specified Denomination as the lowest specified denomination of the Exchangeable Bearer Notes.

So long as the Notes are represented by a temporary Global Note, permanent Global Note or Global Certificate and the relevant clearing system(s) so permit, the Notes shall be tradeable only in principal amounts of at least the minimum Specified Denomination provided in the relevant Final Terms and integral multiples of the Tradeable Amount in excess thereof set out in the relevant Final Terms.

Bearer Notes are issued with Coupons (and, where appropriate, a Talon or Talons attached, save in the case of Notes which do not bear interest, in which case references to interest (other than in relation to interest due after the Maturity Date), Coupon and Talons in these Conditions are not applicable. Any Bearer Note the principal amount of which is redeemable in instalments is issued with one or more Receipts attached.

Registered Notes are represented by registered certificates ("Certificates"), each Certificate representing a holding of one or more Registered Notes by the same Holder.

Title to the Bearer Notes and the Receipts, Coupons and Talons shall pass by delivery. Title to the Registered Notes shall pass by registration in the register which the Issuer shall procure to be kept by the Registrar in accordance with the provisions of the Agency Agreement (the "Register"). Except as ordered by a court of competent jurisdiction or as required by law, the Holder of any Note, Receipt, Coupon or Talon shall be deemed to be and may be treated as the absolute owner of such Note, Receipt, Coupon or Talon, as the case may be, for the purpose of receiving payment thereof or on account thereof and for all other purposes, whether or not such Note, Receipt, Coupon or Talon shall be overdue and notwithstanding any notice of ownership, theft or loss thereof or any writing thereon made by anyone.

In these Conditions, "Noteholder" means the bearer of any Bearer Note and the Receipts relating to it or the person in whose name a Registered Note is registered (as the case may be), "Holder" (in relation to a Note, Receipt, Coupon or Talon) means the bearer of any Bearer Note, Receipt, Coupon or Talon or the person in whose name a Registered Note is registered (as the case may be) and capitalised terms have the meanings given to them herein, the absence of any such meaning indicating that such term is not applicable to the Notes.

All capitalised terms which are not defined in these Conditions will have the meanings given to them in Part A of the relevant Final Terms. Those definitions will be endorsed on the Definitive Notes.

2. Exchanges of Exchangeable Bearer Notes and Transfers of Registered Notes

(a) Exchange of Exchangeable Bearer Notes

Subject as provided in Condition 2*(f)*, Exchangeable Bearer Notes may be exchanged for the same aggregate principal amount of Registered Notes at the request in writing of the relevant Noteholder and upon surrender of each Exchangeable Bearer Note to be exchanged, together with all unmatured Receipts, Coupons and Talons relating to it, at the specified office of the Registrar or any Transfer Agent; provided, however, that where an Exchangeable Bearer Note is surrendered for exchange after the Record Date (as defined in Condition 7*(b)*) for any payment of interest or Instalment Amount, the Coupon in respect of that payment of interest or Receipt in respect of that Instalment Amount need not be surrendered with it. Registered Notes may not be exchanged for Bearer Notes. Bearer Notes of one Specified Denomination may not be exchanged for Bearer Notes of another Specified Denomination. Bearer Notes which are not Exchangeable Bearer Notes may not be exchanged for Registered Notes.

(b) Transfer of Registered Notes

One or more Registered Notes may be transferred upon the surrender of the Certificate representing such Registered Notes to be transferred together with the form of transfer endorsed on such Certificate duly completed and executed, at the specified office of the Registrar or any Transfer Agent. In the case of a transfer of part only of a holding of Registered Notes represented by one Certificate, a new Certificate in respect of the balance not transferred will be issued to the transferor. In the case of a transfer of Registered Notes to a person who is already a Holder of Registered Notes, a new Certificate representing the enlarged holding shall only be issued against surrender to the Transfer Agent of the Certificate representing the existing holding.

(c) Exercise of Options or Partial Redemption in Respect of Registered Notes

In the case of an exercise of an option by the Issuer or a Noteholder in respect of, or a partial redemption of, a holding of Registered Notes represented by a single Certificate, a new Certificate shall be issued to the Holder to reflect the exercise of such option or in respect of the balance of the holding not redeemed. In the case of a partial exercise of an option resulting in Registered Notes of the same holding having different terms, separate Certificates shall be issued in respect of those Notes of that holding that have the same terms. New Certificates shall only be issued against surrender of the existing Certificates to the Registrar or any Transfer Agent. In the case of a transfer of Registered

Notes to a person who is already a Holder of Registered Notes, a new Certificate representing the enlarged holding shall only be issued against surrender to the Transfer Agent of the Certificate representing the existing holding.

(d) Delivery of new Certificates

Each new Certificate to be issued pursuant to Conditions 2*(a)*, *(b)* or *(c)* will, within three business days (being a day, other than a Saturday or Sunday, on which banks are open for business in the place of the specified office of the Transfer Agent or the Registrar to whom such request for exchange or form of transfer shall have been delivered) of receipt of such request for exchange or form of transfer, be available for delivery at the specified office of the Transfer Agent or of the Registrar (as the case may be) to whom such delivery shall have been made or, at the option of the Holder making such delivery as aforesaid and as specified in the relevant request for exchange or form of transfer, be mailed at the risk of the Holder entitled to the new Certificate to such address as may be specified in such request for exchange or form of transfer.

(e) Exchange free of charge

Exchange and transfer of Notes on registration, transfer, partial redemption or exercise of an option will be effected without charge by or on behalf of the Issuer, the Registrar or the Transfer Agents, but upon payment (or the giving of such indemnity as the Registrar or the relevant Transfer Agent may require in respect thereof) of any tax or other governmental charges which may be imposed in relation to it.

(f) Closed periods

No Noteholder may require the transfer of a Registered Note to be registered or an Exchangeable Bearer Note to be exchanged for a Registered Note (i) during the period of 15 days ending on the due date for redemption of that Note, (ii) during the period of 15 days prior to any date on which Notes may be redeemed by the Issuer at its option pursuant to Condition 6*(e)*, or (iii) after any such Note has been drawn for redemption in whole or in part. An Exchangeable Bearer Note called for redemption may, however, be exchanged for a Registered Note in respect of which the Certificate is simultaneously surrendered not later than the relevant Record Date.

(g) Restricted Securities

For so long as any Registered Note is outstanding and is a *"restricted security"* (as defined in Rule 144(a)(3) under the United States Securities Act of 1933 (as amended) (the "Securities Act") and during any period in relation thereto during which it is neither subject to Sections 13 or 15(d) of the United States Exchange Act of 1934 (as amended) (the "Exchange Act") nor exempt from reporting pursuant to Rule 12g3-2(b) of the Exchange Act, the Issuer and the Guarantor will make available on request to each Holder of such Note in connection with any resale thereof and to any prospective purchaser of such Note from such Holder, in each case upon request, the information specified in and meeting the requirements of Rule 144A(d)(4) under the Securities Act.

3. Status and Guarantee

(a) Status of Notes

The Notes constitute direct, unconditional, unsubordinated and (without prejudice to the provisions of Condition 4) unsecured obligations of the Issuer and (subject to any applicable statutory exemptions) rank (i) *pari passu* and rateably without any preference among themselves and (ii) at least *pari passu* with all other unsecured and unsubordinated indebtedness and monetary obligations of the Issuer, present and future.

(b) Guarantee

(i) The Guarantor has unconditionally and irrevocably guaranteed the due payment of all sums expressed to be payable by the Issuer under the Notes, Receipts and Coupons on an unsubordinated basis.

(ii) The obligations of the Guarantor in respect of Notes constitute direct, unconditional, unsubordinated and (without prejudice to Condition 4) unsecured obligations of the Guarantor and (subject to any applicable statutory exceptions) rank *pari passu* with all other unsubordinated and unsecured indebtedness and monetary obligations involving or

otherwise related to borrowed money of the Guarantor, present and future. Its obligations in that respect (the "Guarantee") are contained in the Deed of Guarantee.

4. Negative Pledge

(a) So long as any of the Notes, Receipts or Coupons remain outstanding (as defined in the Agency Agreement):

(i) neither the Issuer nor the Guarantor will create or permit to subsist any mortgage, charge, pledge, lien or other form of encumbrance or security interest ("Security") (other than a Permitted Encumbrance) upon the whole or any part of its undertaking, assets or revenues present or future to secure any Relevant Indebtedness, or any guarantee of or indemnity in respect of any Relevant Indebtedness;

(ii) each of the Issuer and the Guarantor will procure that no other person creates or permits to subsist any Security upon the whole or any part of the undertaking, assets or revenues present or future of that other person to secure (A) any of the Issuer's Relevant Indebtedness or the Guarantor's Relevant Indebtedness, or any guarantee of or indemnity in respect of any of the Issuer's Relevant Indebtedness or the Guarantor's Relevant Indebtedness or (B) where the person in question is a Subsidiary of the Guarantor, any of the Relevant Indebtedness of any Person other than that Subsidiary, or any guarantee of or indemnity in respect of any such Relevant Indebtedness; and

(iii) each of the Issuer and the Guarantor will procure that no person other than the Guarantor gives any guarantee of, or indemnity in respect of, any of its Relevant Indebtedness,

unless, at the same time or prior thereto, the Issuer's obligations under the Notes, Receipts and Coupons or, as the case may be, the Guarantor's obligations under the Guarantee (aa) are secured equally and rateably therewith or benefit from a guarantee or indemnity in substantially identical terms thereto, as the case may be, or (bb) have the benefit of such other security, guarantee, indemnity or other arrangement as shall be approved by a resolution of the relevant Syndicate of the Noteholders.

(b) For the purposes of these Conditions:

"person" means any individual, company, corporation, firm, partnership, joint venture, association, organisation, state or agency of a state or other entity, whether or not having a separate legal personality;

"Permitted Encumbrance" means the mortgages created from March 1953 to June 1967 by the Guarantor to secure payments under different mortgaged debentures issued by it;

"Relevant Indebtedness" means any present or future indebtedness for borrowed money of the Guarantor, the Issuer or any other person or entity in the form of, or represented by, bonds, notes, debentures, loan stock or other securities which are or are capable of being quoted, listed or ordinarily dealt in on any stock exchange, over the counter market or other securities market (for which purpose any such bonds, notes, debentures, loan stock or other securities shall be deemed not to be capable of being so quoted, listed or ordinarily dealt in if the terms of the issue thereof expressly so provide); and

"Subsidiary" means, at any particular time, any company which is then directly or indirectly controlled, or more than 50 per cent. of whose issued equity share capital (or equivalent) is then beneficially owned, by the first person and/or one or more of its subsidiaries. For a company to be "controlled" by another means that the other (whether directly or indirectly and whether by the ownership of share capital, the possession of voting power, contract or otherwise) has the power to appoint and/or remove all or the majority of the members of the board of directors or other governing body of that company or otherwise controls or has the power to control the affairs and policies of that company.

5. Interest and Other Calculations

(a) Interest on Fixed Rate Notes

Each Fixed Rate Note bears interest on its outstanding nominal amount from the Interest Commencement Date at the rate per annum (expressed as a percentage) equal to the Rate of Interest, such interest being payable in arrear on each Interest Payment Date.

If a Fixed Coupon Amount or a Broken Amount is specified hereon, the amount of interest payable on each Interest Payment Date will amount to the Fixed Coupon Amount or, if applicable, the Broken Amount so specified and, in the case of the Broken Amount, will be payable on the particular Interest Payment Date(s).

(b) Interest on Floating Rate Notes and Index Linked Notes

(i) Interest Payment Dates

Each Floating Rate Note and Index Linked Note bears interest on its outstanding nominal amount from the Interest Commencement Date at the rate per annum (expressed as a percentage) equal to the Rate of Interest, such interest being payable in arrear on each Interest Payment Date. Such Interest Payment Date(s) is/are either shown in the relevant Final Terms as Specified Interest Payment Dates or, if no Specified Interest Payment Date(s) is/are shown thereon, Interest Payment Date shall mean each date which falls the number of months or other period specified as the Interest Period in the relevant Final Terms after the preceding Interest Payment Date or, in the case of the first Interest Payment Date, after the Interest Commencement Date.

(ii) Business Day Convention

If any date referred to in these Conditions which is specified to be subject to adjustment in accordance with a Business Day Convention would otherwise fall on a day which is not a Relevant Business Day, then, if the Business Day Convention specified is (i) the Floating Rate Convention, such date shall be postponed to the next day which is a Relevant Business Day unless it would thereby fall into the next calendar month, in which event (A) such date shall be brought forward to the immediately preceding Relevant Business Day and (B) each subsequent such date shall be the last Relevant Business Day of the month in which such date would have fallen had it not been subject to adjustment (ii) the Following Business Day Convention, such date shall be postponed to the next day which is a Relevant Business Day, (iii) the Modified Following Business Day Convention, such date shall be postponed to the next day which is a Relevant Business Day unless it would thereby fall into the next calendar month, in which event such date shall be brought forward to the immediately preceding Relevant Business Day or (iv) the Preceding Business Day Convention, such date shall be brought.forward to the immediately preceding Relevant Business Day.

(iii) Rate of Interest for Floating Rate Notes

The Rate of Interest in respect of Floating Rate Notes for each Interest Accrual Period shall be determined in the manner specified hereon and the provisions below relating to either ISDA Determination or Screen Rate Determination shall apply, depending upon which is specified in the relevant Final Terms.

(A) ISDA Determination for Floating Rate Notes

Where ISDA Determination is specified in the relevant Final Terms as the manner in which the Rate of Interest is to be determined, the Rate of Interest for each Interest Accrual Period shall be determined by the Calculation Agent as a rate equal to the relevant ISDA Rate. For the purposes of this sub-paragraph (A), "ISDA Rate" for an Interest Accrual Period means a rate equal to the Floating Rate that would be determined by the Calculation Agent under a Swap Transaction under the terms of an agreement incorporating the ISDA Definitions and under which:

(x) the Floating Rate Option is as specified in the relevant Final Terms;

(y) the Designated Maturity is a period specified in the relevant Final Terms; and

(z) the relevant Reset Date is the first day of that Interest Accrual Period unless otherwise specified in the relevant Final Terms.

For the purposes of this sub-paragraph (A), "Floating Rate", "Calculation Agent", "Floating Rate Option", "Designated Maturity", "Reset Date" and "Swap Transaction" have the meanings given to those terms in the ISDA Definitions.

(B) Screen Rate Determination for Floating Rate Notes

Where Screen Rate Determination is specified in the relevant Final Terms as the manner in which the Rate of Interest is to be determined, the Rate of Interest for each Interest Accrual Period will, subject as provided below, be either:

(1) the offered quotation; or

(2) the arithmetic mean of the offered quotations,

(expressed as a percentage rate per annum) for the Reference Rate which appears or appear, as the case may be, on the Relevant Screen Page as at either 11.00 a.m. (London time in the case of LIBOR or Brussels time in the case of EURIBOR) on the Interest Determination Date in question as determined by the Calculation Agent. If five or more of such offered quotations are available on the Relevant Screen Page, the highest (or, if there is more than one such highest quotation, one only of such quotations) and the lowest (or, if there is more than one such lowest quotation, one only of such quotations) shall be disregarded by the Calculation Agent for the purpose of determining the arithmetic mean of such offered quotations.

If the Reference Rate from time to time in respect of Floating Rate Notes is specified hereon as being other than LIBOR or EURIBOR, the Rate of Interest in respect of such Notes will be determined as provided in the relevant Final Terms:

(y) if the Relevant Screen Page is not available or, if sub-paragraph (B)(1) applies and no such offered quotation appears on the Relevant Screen Page, or, if sub-paragraph (B)(2) applies and fewer than three such offered quotations appear on the Relevant Screen Page, in each case as at the time specified above, subject as provided below, the Calculation Agent shall request, if the Reference Rate is LIBOR, the principal London office of each of the Reference Banks or, if the Reference Rate is EURIBOR, the principal Euro-zone office of each of the Reference Banks, to provide the Calculation Agent with its offered quotation (expressed as a percentage rate per annum) for the Reference Rate if the Reference Rate is LIBOR, at approximately 11.00 a.m. (London time), or if the Reference Rate is EURIBOR, at approximately 11.00 a.m. (Brussels time) on the Interest Determination Date in question. If two or more of the Reference Banks provide the Calculation Agent with such offered quotations, the Rate of Interest for such Interest Period shall be the arithmetic mean of such offered quotations as determined by the Calculation Agent; and

(z) if paragraph (y) above applies and the Calculation Agent determines that fewer than two Reference Banks are providing offered quotations, subject as provided below, the Rate of Interest shall be the arithmetic mean of the rates per annum (expressed as a percentage) as communicated to (and at the request of) the Calculation Agent by the Reference Banks or any two or more of them, at which such banks were offered, if the Reference Rate is LIBOR, at approximately 11.00 a.m. (London time) or, if the Reference Rate is EURIBOR, at approximately 11.00 a.m. (Brussels time) on the relevant Interest Determination Date, deposits in the Specified Currency for a period equal to that which would have been used for the Reference Rate by leading banks in, if the Reference Rate is LIBOR, the London inter-bank market or, if the Reference Rate is EURIBOR, the Euro-zone inter-bank market, as the case may be, or, if fewer than two of the Reference Banks provide the Calculation Agent with such offered rates, the offered rate for deposits in the Specified Currency for a period equal to that which would have been used for the Reference Rate, or the arithmetic mean of the offered rates for deposits in the Specified Currency for a period equal to that which would have been used for the Reference Rate, at which, if the Reference Rate is LIBOR, at approximately 11.00 a.m. (London time) or, if the Reference Rate is EURIBOR, at approximately 11.00 a.m. (Brussels time), on the relevant Interest Determination Date, any one or more banks (which bank or banks is or are suitable for such purpose) informs the Calculation Agent it is quoting to leading banks in, if the Reference Rate is LIBOR, the London inter-bank market or, if the Reference Rate is EURIBOR, the Euro-zone inter-bank market, as the case may be, provided that, if the Rate of

Interest cannot be determined in accordance with the foregoing provisions of this paragraph, the Rate of Interest shall be determined as at the last preceding Interest Determination Date (though substituting, where a different Margin or Maximum or Minimum Rate of Interest is to be applied to the relevant Interest Accrual Period from that which applied to the last preceding Interest Accrual Period, the Margin or Maximum or Minimum Rate of Interest relating to the relevant Interest Accrual Period, in place of the Margin or Maximum or Minimum Rate of Interest relating to that last preceding Interest Accrual Period).

(iv) *Rate of Interest for Index Linked Interest Notes*

The Rate of Interest in respect of Index Linked Notes for each Interest Accrual Period shall be determined in the manner specified hereon and interest will accrue by reference to an Index or Formula as specified in the relevant Final Terms.

(c) Interest on Zero Coupon Notes

Where a Note the interest basis of which is specified to be Zero Coupon is repayable prior to the Maturity Date and is not paid when due, the amount due and payable prior to the Maturity Date shall be the Early Redemption Amount of such Note. As from the Maturity Date, the Rate of Interest for any overdue principal of such a Note shall be a rate per annum (expressed as a percentage) equal to the Amortisation Yield (calculated in accordance with Condition 6*(d)*).

(d) Interest on Dual Currency Notes

In the case of Dual Currency Notes, if the rate or amount of interest falls to be determined by reference to a Rate of Exchange or a method of calculating Rate of Exchange, the rate or amount of interest payable shall be determined in the manner specified in the relevant Final Terms.

(e) Interest on Partly Paid Notes

In the case of Partly Paid Notes (other than Partly Paid Notes which are Zero Coupon Notes), interest will accrue as aforesaid on the paid-up nominal amount of such Notes and otherwise as specified in the relevant Final Terms.

(f) Accrual of Interest

Interest shall cease to accrue on each Note on the due date for redemption unless, upon due presentation, payment is improperly withheld or refused, in which event interest shall continue to accrue (as well after as before judgment) at the Rate of Interest in the manner provided in this Condition 5 to the Relevant Date (as defined in Condition 8).

(g) Margin, Maximum/Minimum Interest Rates, Instalment Amounts and Redemption Amounts and Rounding

(i) If any Margin is specified hereon (either (x) generally, or (y) in relation to one or more Interest Accrual Periods), an adjustment shall be made to all Rates of Interest, in the case of (x), or the Rates of Interest for the specified Interest Accrual Periods, in the case of (y), calculated in accordance with Condition 5*(b)* above by adding (if a positive number) or subtracting (if a negative number) the absolute value of such Margin subject always to the next paragraph.

(ii) If any Maximum or Minimum Interest Rate, Instalment Amount or Redemption Amount is specified hereon, then any Rate of Interest, Instalment Amount or Redemption Amount shall be subject to such maximum or minimum, as the case may be.

(iii) For the purposes of any calculations required pursuant to these Conditions (unless otherwise specified), (x) all percentages resulting from such calculations will be rounded, if necessary, to the nearest one hundred-thousandth of a percentage point (with halves being rounded up), (y) all figures will be rounded to seven significant figures (with halves being rounded up) and (z) all currency amounts which fall due and payable will be rounded to the nearest unit of such currency (with halves being rounded up), save in the case of Yen, which shall be rounded down to the nearest Yen. For these purposes "unit" means, with respect to any currency other than Euro, the lowest amount of such currency which is available as legal tender in the country of such currency and, with respect to Euro, means 0.01 Euro.

(h) Calculations

The amount of interest payable in respect of any Note for any period shall be calculated by multiplying the product of the Rate of Interest and the outstanding principal amount of each Note by the Day Count Fraction specified in the relevant Final Terms save that, where an Interest Amount (or a formula for its calculation) is specified in respect of such period, the amount of interest payable in respect of such Note for such period will equal such Interest Amount (or be calculated in accordance with such formula). Where any Interest Period comprises two or more Interest Accrual Periods, the amount of interest payable in respect of such Interest Period shall be the sum of the amounts of interest payable in respect of each of those Interest Accrual Periods.

(i) Determination and Publication of Rates of Interest, Interest Amounts, Final Redemption Amounts, Early Redemption Amounts, Optional Redemption Amounts and Instalment Amounts

The Calculation Agent shall, as soon as practicable on each Interest Determination Date or such other time on such date as the Calculation Agent may be required to calculate any rate or amount, obtain any quote or make any determination or calculation, determine the Rate of Interest and calculate the Interest Amounts in respect of each Specified Denomination of the Notes for the relevant Interest Accrual Period, calculate the Final Redemption Amount, the Early Redemption Amount, the Optional Redemption Amount or Instalment Amount, obtain such quote or make such determination or calculation, as the case may be, and cause the Rate of Interest and the Interest Amounts for each Interest Period and the relevant Interest Payment Date and, if required to be calculated, the Final Redemption Amount, the Early Redemption Amount, the Optional Redemption Amount or any Instalment Amount to be notified to the Fiscal Agent, the Issuer, each of the Paying Agents, the Noteholders, any other Calculation Agent appointed in respect of the Notes which is to make a further calculation upon receipt of such information and, if the Notes are listed on a stock exchange or other relevant authority and the rules of such exchange or other relevant authority so require, such exchange or other relevant authority as soon as possible after their determination but in no event later than (i) the commencement of the relevant Interest Period, if determined prior to such time, in the case of a Rate of Interest, the Interest Amount, the Interest Payment Date, the Final Redemption Amount, the Early Redemption Amount, the Optional Redemption Amount and any Instalment Amount, or (ii) in all other cases, as soon as practicable but in no event later than the fourth Relevant Business Day after such determination. The Interest Amounts and the Interest Payment Date so published may subsequently be amended (or appropriate alternative arrangements made by way of adjustment) without notice in the event of an extension or shortening of the Interest Period. If the Notes become due and payable under Condition 10, the accrued interest and the Rate of Interest payable in respect of the Notes shall nevertheless continue to be calculated as previously in accordance with this Condition but no publication of the Rate of Interest or the Interest Amounts so calculated need be made. The determination of each Rate of Interest, Interest Amount, Final Redemption Amount, the Early Redemption Amount, the Optional Redemption Amount and Instalment Amount, the obtaining of each quote and the making of each determination or calculation by the Calculation Agent shall (in the absence of manifest error) be final and binding upon all parties.

(j) Definitions

In these Conditions, unless the context otherwise requires, the following defined terms shall have the meanings set out below:

"Day Count Fraction" means, in respect of the calculation of an amount of interest on any Note for any period of time (whether or not constituting an Interest Period, the "Calculation Period"):

(i) if "Actual/365" or "Actual/Actual-ISDA" is specified in the relevant Final Terms, the actual number of days in the Calculation Period divided by 365 (or, if any portion of that Calculation Period falls in a leap year, the sum of (A) the actual number of days in that portion of the Calculation Period falling in a leap year divided by 366 and (B) the actual number of days in that portion of the Calculation Period falling in a non-leap year divided by 365);

(ii) if "Actual/365 (Fixed)" is specified in the relevant Final Terms, the actual number of days in the Calculation Period divided by 365;

(iii) if "Actual/360" is specified in the relevant Final Terms, the actual number of days in the Calculation Period divided by 360;

(iv) if "30/360", "360/360" or "Bond Basis" is specified in the relevant Final Terms, the number of days in the Calculation Period divided by 360 (the number of days to be calculated on the basis of a year of 360 days with 12 30-day months (unless (A) the last day of the Calculation Period is the 31st day of a month but the first day of the Calculation Period is a day other than the 30th or 31st day of a month, in which case the month that includes that last day shall not be considered to be shortened to a 30-day month, or (B) the last day of the Calculation Period is the last day of the month of February, in which case the month of February shall not be considered to be lengthened to a 30-day month);

(v) if "30E/360" or "Eurobond Basis" is specified in the relevant Final Terms, the number of days in the Calculation Period or Compounding Period in respect of which payment is being made divided by 360 (the number of days to be calculated on the basis of a year of 360 days with 12 30-day months, without regard to the date of the first day or last day of the Calculation Period or Compounding Period unless, in the case of the final Calculation Period or Compounding Period, the Termination Date is the last day of the month of February, in which case the month of February shall not be considered to be lengthened to a 30-day month); and

(vi) if "Actual/Actual (ICMA)" is specified in the relevant Final Terms:

(a) where the Calculation Period is equal to or shorter than the Determination Period during which it falls, the actual number of days in the Calculation Period divided by the product of (A) the actual number of days in such Determination Period and (B) the number of Regular Periods in any year;

(b) where the Calculation Period is longer than one Determination Period, the sum of:

(A) the actual number of days in such Calculation Period falling in the Determination Period in which it begins divided by the product of (1) the actual number of days in such Determination Period and (2) the number of Determination Periods in any period of one year; and

(B) the actual number of days in such Calculation Period falling in the next Determination Period divided by the product of (1) the actual number of days in such Determination Period and (2) the number of Determination Periods in any period of one year,

where:

"Determination Period" means the period from and including a Determination Date in any year to but excluding the next Determination Date; and

"Determination Date" means the date specified as such in the relevant Final Terms or, if none is so specified, the Interest Payment Date.

"Euro-zone" means the member states of the European Union that are participating in the third stage of European Monetary Union.

"Interest Accrual Period" means the period beginning on, and including, the Interest Commencement Date and ending on, but excluding, the first Interest Period Date and each successive period beginning on an Interest Period Date and ending on, but excluding, the next succeeding Interest Period Date.

"Interest Amount" means the amount of interest payable and, in the case of Fixed Rate Notes, means the Fixed Coupon Amount or Broken Amount, as the case may be.

"Interest Commencement Date" means the date of issue of the Notes (the "Issue Date") or such other date as may be specified in the relevant Final Terms.

"Interest Determination Date" means, with respect to an Interest Rate and Interest Accrual Period, the date specified as such in the relevant Final Terms or, if none is so specified, (i) the first day of such Interest Accrual Period if the Specified Currency is sterling or (ii) the day falling two Relevant Business Days in London prior to the first day of such Interest Accrual Period if the specified currency is not sterling, or (iii) the day failing two TARGET Business Days prior to the first day of such Interest Accrual Period if the specified currency is euro.

"Interest Period" means the period beginning on, and including, the Interest Commencement Date and ending on, but excluding, the first Interest Payment Date and each successive period beginning on, and including, an Interest Payment Date and ending on, but excluding, the next succeeding Interest Payment Date.

"Interest Period Date" means each Interest Payment Date unless otherwise specified in the relevant Final Terms.

"ISDA Definitions" means the 2000 ISDA Definitions, as published by the International Swaps and Derivatives Association, Inc., unless otherwise specified in the relevant Final Terms.

"Rate of Interest" means the rate of interest payable from time to time in respect of the Note and which is either specified, or calculated in accordance with the provisions, in the relevant Final Terms.

"Reference Banks" means, in the case of a determination of LIBOR, the principal London office of four major banks in the London inter-bank market and, in the case of a determination of EURIBOR, the principal Euro-zone office of four major banks in the Euro-zone inter-bank market, in each case selected by the Calculation Agent or as specified in the relevant Final Terms.

"Reference Rate" means the rate specified as such in the Final Terms.

"Relevant Business Day" means:

(i) in the case of a currency other than euro, a day (other than a Saturday or a Sunday) on which commercial banks and foreign exchange markets settle payments in the principal financial centre for that currency; and/or

(ii) in the case of euro, a day on which the TARGET System is operating; and/or

(iii) in the case of a currency and/or one or more Business Centres, a day (other than a Saturday or a Sunday) on which commercial banks and foreign exchange markets settle payments in such currency in the Business Centre(s) or, if no currency is specified, generally in each of the Business Centres so specified.

"Specified Currency" means the currency specified as such in the relevant Final Terms or, if none is specified, the currency in which the Notes are denominated.

"TARGET Business Day" means a day on which the TARGET System is operating.

"TARGET System" means the Trans European Automated Real Time Gross Settlement Express Transfer (TARGET) System.

(k) Calculation Agent

The Issuer will procure that there shall at all times be one or more Calculation Agents if provision is made for them in the Conditions applicable to the Notes and for so long as any Notes are outstanding. Where more than one Calculation Agent is appointed in respect of the Notes, references in these Conditions to the Calculation Agent shall be construed as each Calculation Agent performing its duties under the Conditions. If the Calculation Agent is unable or unwilling to act as such or if the Calculation Agent fails duly to establish the Interest Rate for any Interest Period or to calculate the Interest Amounts or any other requirements, the Issuer will appoint the London office of a leading bank engaged in the London interbank market to act as such in its place. The Calculation Agent may not resign its duties without a successor having been appointed as aforesaid.

6. Redemption, Purchase and Options

(a) Final Redemption

Unless previously redeemed, purchased and cancelled as provided below, each Note will be redeemed at its Final Redemption Amount (which, unless otherwise provided in the relevant Final Terms, is its principal amount) on the Maturity Date specified on each Note.

(b) Redemption for taxation reasons

The Notes may be redeemed at the option of the Issuer in whole, but not in part, on any Interest Payment Date or, if so specified hereon, at any time, on giving not less than 30 nor more than 60 days' notice to the Noteholders (which notice shall be irrevocable), at their Early Redemption Amount, (together with interest accrued to the date fixed for redemption), if (i) the Issuer (or, if the Guarantee

were called, the Guarantor) has or will become obliged to pay additional amounts as provided or referred to in Condition 8 as a result of any change in, or amendment to, the laws or regulations of the Kingdom of Spain or any political subdivision or any authority thereof or therein having power to tax, or any change in the application or official interpretation of such laws or regulations, which change or amendment becomes effective on or after the Issue Date, and (ii) such obligations cannot be avoided by the Issuer (or the Guarantor, as the case may be) taking reasonable measures available to it, provided that no such notice of redemption shall be given earlier than 90 days prior to the earliest date on which the Issuer (or the Guarantor, as the case may be) would be obliged to pay such additional amounts if a payment in respect of the Notes (or the Guarantee, as the case may be) were then due. Prior to the publication of any notice of redemption pursuant to this Condition, the Issuer shall deliver to the Commissioner and the Fiscal Agent a certificate signed by a director of the Issuer (or the Guarantor, as the case may be) stating that the Issuer (or the Guarantor, as the case may be) is entitled to effect such redemption and setting forth a statement of facts showing that the conditions precedent to the right of the Issuer (or the Guarantor, as the case may be) so to redeem have occurred.

(c) Purchases

The Issuer, the Guarantor and any of the Guarantor's Subsidiaries may at any time purchase Notes (provided that all unmatured Receipts and Coupons and unexchanged Talons appertaining thereto are attached or surrendered therewith) in the open market or otherwise at any price.

(d) Early Redemption of Zero Coupon Notes

(i) The Early Redemption Amount payable in respect of any Note which does not bear interest prior to the Maturity Date, the Early Redemption Amount of which is not linked to an index and/or a formula, upon redemption of such Note pursuant to Condition 6*(b)* or upon it becoming due and payable as provided in Condition 10, shall be the Amortised Face Amount (calculated as provided below) of such Note.

(ii) Subject to the provisions of sub-paragraph (iii) below, the Amortised Face Amount of any such Note shall be the scheduled Final Redemption Amount of such Note on the Maturity Date discounted at a rate per annum (expressed as a percentage) equal to the Amortisation Yield (which, if none is shown hereon, shall be such rate as would produce an Amortised Face Amount equal to the issue price of the Notes if they were discounted back to their Issue Price on the Issue Date) compounded annually. Where such calculation is to be made for a period of less than one year, it shall be made on the basis of the Day Count Fraction shown in the relevant Final Terms.

(iii) If the Early Redemption Amount payable in respect of any such Note upon its redemption pursuant to Condition 6*(b)* or upon it becoming due and payable as provided in Condition 10 is not paid when due, the Redemption Amount due and payable in respect of such Note shall be the Amortised Face Amount of such Note as defined in sub-paragraph (ii) above, except that such sub-paragraph shall have effect as though the reference therein to the date on which the Note becomes due and payable were replaced by a reference to the Relevant Date. The calculation of the Amortised Face Amount in accordance with this sub-paragraph will continue to be made (as well after as before judgment), until the Relevant Date unless the Relevant Date falls on or after the Maturity Date, in which case the amount due and payable shall be the scheduled Redemption Amount of such Note on the Maturity Date together with any interest which may accrue in accordance with Condition 5*(d)*.

(e) Redemption at the Option of the Issuer

If Call Option is specified in the relevant Final Terms, the Issuer may, on giving not less than 15 nor more than 30 days' irrevocable notice to the Noteholders (or such other notice period as may be specified in the relevant Final Terms) redeem all or, if so provided, some of the Notes on any Optional Redemption Date. Any such redemption of Notes shall be at their Redemption Amount together with interest accrued to the date fixed for redemption. Any such redemption or exercise must relate to Notes of a nominal amount at least equal to the Minimum Redemption Amount to be redeemed specified in the relevant Final Terms and no greater than the Maximum Redemption Amount to be redeemed specified in the relevant Final Terms.

All Notes in respect of which any such notice is given shall be redeemed on the date specified in such notice in accordance with this Condition.

In the case of a partial redemption the notice to Noteholders shall also contain the serial numbers of the Notes to be redeemed, which shall have been drawn by lot (in accordance with Spanish law requirements) in such place as the Fiscal Agent may approve and in such manner as it deems appropriate, subject to compliance with any applicable laws and stock exchange requirements or other relevant authority requirements. So long as the Notes are listed on the Luxembourg Stock Exchange and the rules of that stock exchange so require, the Issuer shall, once in each year in which there has been a partial redemption of the Notes, cause to be published either on the website of the Luxembourg Stock Exchange (www.bourse.lu) or in a leading newspaper of general circulation in Luxembourg (which is expected to be the *d'Wort*) a notice specifying the aggregate nominal amount of Notes outstanding and a list of the Notes drawn for redemption but not surrendered.

(f) Redemption at the Option of the Noteholder

If Put Option is specified in the relevant Final Terms, the Issuer shall, at the option of the Holder of any such Note, upon the Holder of such Note giving not less than 15 nor more than 30 days' notice to the Issuer (or such other notice period as may be specified in the relevant Final Terms) redeem such Note on the Optional Redemption Dates at its Optional Redemption Amount together with interest accrued to the date fixed for redemption.

To exercise such option the Holder must deposit such Note with any Paying Agent (in the case of Bearer Notes) or the Certificate representing such Note(s) with the Registrar or any Transfer Agent (in the case of Registered Notes) at its specified office, together with a duly completed option exercise notice ("Exercise Notice") in the form obtainable from any Paying Agent, the Registrar or any Transfer Agent (as applicable) within the notice period. No Note or Certificate so deposited and option exercised may be withdrawn (except as provided in the Agency Agreement) without the prior consent of the Issuer.

(g) Redemption by Instalments

Unless previously redeemed, purchased and cancelled as provided in this Condition 6, each Note which provides for Instalment Dates and Instalment Amounts will be partially redeemed on each Instalment Date at the Instalment Amount specified on it, whereupon the outstanding principal amount of such Note shall be reduced by the Instalment Amount for all purposes.

(h) Cancellation

All Notes purchased by or on behalf of the Issuer, the Guarantor or any of the Guarantor's Subsidiaries may be surrendered for cancellation, in the case of Bearer Notes, by surrendering each such Note together with all unmatured Receipts and Coupons and all unexchanged Talons to the Fiscal Agent and, in the case of Registered Notes, by surrendering the Certificate representing such Notes to the Registrar and, in each case, if so surrendered, will, together with all Notes redeemed by the Issuer, be cancelled forthwith (together with all unmatured Receipts and Coupons and unexchanged Talons attached thereto or surrendered therewith). Any Notes so surrendered for cancellation may not be reissued or resold and the obligations of the Issuer and the Guarantor in respect of any such Notes shall be discharged.

(i) Partly Paid Notes

Partly Paid Notes will be redeemed, whether at maturity, early redemption or otherwise, in accordance with the provisions of this Condition and the provisions specified in the relevant Final Terms.

(j) Other Notes

The Early Redemption Amount payable in respect of any Note (other than Notes described in *(d)* and *(i)* above), upon redemption of such Note pursuant to Condition 6*(b)* or upon it becoming due and payable as provided in Condition 10, shall be the Final Redemption Amount unless otherwise specified in the relevant Final Terms.

7. Payments and Talons

(a) Bearer Notes

Payments of principal and interest in respect of Bearer Notes will, subject as mentioned below, be made against presentation and surrender of the relevant Receipts (in the case of payments of

Instalment Amounts other than on the due date for redemption and provided that the Receipts are presented for payment together with its relative Note), Notes (in the case of all other payments of principal and, in the case of interest, as specified in Condition 7*(f)*(vi)) or Coupons (in the case of interest, save as specified in Condition 7*(f)*(ii)), as the case may be, at the specified office of any Paying Agent outside the United States by a cheque payable in the currency in which such payment is due drawn on, or, at the option of the Holder, by transfer to an account denominated in that currency with, a bank in the principal financial centre of that currency and, in the case of Euro, by cheque drawn down or by transfer to, a Euro amount to which Euro may be credited or transferred as specified by the payee.

(b) Registered Notes

(i) Payments of principal (which for the purposes of this Condition 7*(b)* shall include final Instalment Amounts but not other Instalment Amounts) in respect of Registered Notes will be made against presentation and surrender of the relevant Certificates at the specified office of any of the Transfer Agents or of the Registrar and in the manner provided in paragraph (ii) below.

(ii) Interest (which for the purpose of this Condition 7*(b)* shall include all Instalment Amounts other than final instalment Amounts) on Registered Notes will be paid to the person shown on the Register at the close of business on the fifteenth day before the due date for payment thereof (the "Record Date"). Payments of interest on each Registered Note will be made in the currency in which such payments are due by cheque drawn on a bank in the principal financial centre of the country of the currency concerned and mailed to the Holder (or to the first named of joint Holders) of such Note at its address appearing in the Register maintained by the Registrar. Upon application by the Holder to the specified office of the Registrar or any Transfer Agent before, the Record Date and subject as provided in Condition 7*(a)* above, such payment of interest may be made by transfer to an account in the specified currency designated by the Holder with a bank in the principal financial centre of the country of that currency.

(c) Payments in the United States

Notwithstanding the foregoing, if any Bearer Notes are denominated in U.S. dollars, payments in respect thereof may be made at the specified office of any Paying Agent in New York City in the same manner as aforesaid if (i) the Issuer shall have appointed Paying Agents with specified offices outside the United States with the reasonable expectation that such Paying Agents would be able to make payment of the amounts on the Notes in the manner provided above when due, (ii) payment in full of such amounts at all such offices is illegal or effectively precluded by exchange controls or other similar restrictions on payment or receipt of such amounts and (iii) such payment is then permitted by United States law, without involving, in the opinion of the Issuer, any adverse tax consequence to the Issuer.

(d) Payments Subject to Law, etc

All payments are subject in all cases to any applicable fiscal or other laws, regulations and directives in the place of payment, but without prejudice to the provisions of Condition 8. No commission or expenses shall be charged to the Noteholders or Couponholders in respect of such payment.

(e) Appointment of Agents

The Fiscal Agent, the Paying Agents, the Registrar, the Transfer Agents and the Calculation Agent initially appointed by the Issuer and their respective specified offices are listed below. The Fiscal Agent, the Paying Agents, the Registrar, the Transfer Agents and the Calculation Agent act solely as agents of the Issuer and the Guarantor and do not assume any obligation or relationship of agency or trust for or with any Holder. The Issuer and the Guarantor reserve the right at any time to vary or terminate the appointment of the Fiscal Agent, any other Paying Agent, the Calculation Agent, the Registrar or any Transfer Agent and to appoint additional or other agents provided that the Issuer and the Guarantor will at all times maintain (i) a Fiscal Agent, (ii) a Registrar in relation to Registered Notes, (iii) a Transfer Agent having a specified office in at least two major European cities (including Luxembourg so long as the Notes are listed on the Luxembourg Stock Exchange and the rules of such exchange so require) in relation to Registered Notes, (iv) a Calculation Agent where the Conditions so require one, (v) Paying Agents having a specified office in at least two major European cities (including Luxembourg

so long as the Notes are listed on the Luxembourg Stock Exchange and the rules of such exchange so require), (vi) a Paying Agent having a specified office in a city in Continental Europe outside the European Union, (vii) such other agents as may be required by any other stock exchange on which the Notes may be listed and (viii) a Paying Agent with a specified office in a European Union member state that will not be obliged to withhold or deduct tax pursuant to any law implementing European Council Directive 2003/48/EC or any other Directive implementing the conclusions of the ECOFIN Council meeting of 26-27 November 2000.

In addition, the Issuer shall forthwith appoint a Paying Agent in New York in respect of any Notes denominated in US. dollars in the circumstances described in Condition 7*(c)* above.

Notice of any such change or any change of any specified office will promptly be given to the Noteholders in accordance with Condition 14.

(f) Unmatured Coupons and Receipts and unexchanged Talons

(i) Upon the due date for redemption of those Notes, Bearer Notes which comprise Fixed Rate Notes (other than Dual Currency Notes or Index Linked Notes), they should be surrendered for payment together with all unmatured Coupons (if any) appertaining thereto, failing which an amount equal to the face value of each missing unmatured Coupon (or, in the case of payment not being made in full, that proportion of the amount of such missing unmatured Coupon which the sum of principal so paid bears to the total principal due) will be deducted from the Final Redemption Amount, Early Redemption Amount or Optional Redemption Amount then due for payment. Any amount so deducted will be paid in the manner mentioned above against surrender of such missing Coupon within a period of 10 years from the Relevant Date for the payment of such principal (whether or not such Coupon has become void pursuant to Condition 9).

(ii) Upon the due date for redemption of any Bearer Note comprising a Floating Rate Note, Dual Currency Note or Index Linked Note, unmatured Coupons relating to such Note (whether or not attached) shall become void and no payment shall be made in respect of them.

(iii) Upon the due date for redemption of any Bearer Note, any unexchanged Talon relating to such Note (whether or not attached) shall become void and no Coupon shall be delivered in respect of such Talon.

(iv) Upon the due date for redemption of any Bearer Note which is redeemable in instalments, all Receipts relating to such Note having an Instalment Date falling on or after such due date (whether or not attached) shall become void and no payment shall be made in respect of them.

(v) Where any Bearer Note which provides that the relative Coupons are to become void upon the due date for redemption of those Notes is presented for redemption without all unmatured coupons and any unexchanged Talon relating to it, and where any Bearer Note is presented for redemption without any unexchanged Talon relating to it, redemption shall be made only against the provision of such indemnity as the Issuer may require.

(vi) If the due date for redemption of any Note is not a due date for payment of interest, interest accrued from the preceding due date for payment of interest or the Interest Commencement Date as the case may be, shall only be payable against presentation (and surrender if appropriate) of the relevant Bearer Note or Certificate representing it, as the case may be. Interest accrued on a Note which only bears interest after its Maturity Date shall be payable on redemption of such Note against presentation of the relevant Note or Certificate representing it, as the case may be.

(g) Talons

On or after the Interest Payment Date for the final Coupon forming part of a Coupon sheet issued in respect of any Bearer Note, the Talon forming part of such Coupon sheet may be surrendered at the specified office of the Fiscal Agent in exchange for a further Coupon sheet (and if necessary another Talon for a further Coupon sheet) (but excluding any Coupons which may have become void pursuant to Condition 9).

(h) Non-Business Days

If any date for payment in respect of any Note, Receipt or Coupon is not a business day, the Holder shall not be entitled to payment until the next following business day nor to any interest or other sum in respect of such postponed payment. In this Condition 7*(h)*, "business day" means a day which is:

(i) a day (other than a Saturday or a Sunday) on which banks and foreign exchange markets are open for business: (A) in, as regards Bearer Notes, the relevant place of presentation; and (B) in such jurisdictions as shall be specified as "Financial Centres" in the relevant Final Terms; and

(ii) (A) (in the case of a payment in a currency other than Euro) where payment is to be made by transfer to an account maintained with a bank in the specified currency, on which foreign exchange transactions may be carried on in the specified currency in the principal financial centre of the country of such currency; or (B) (in the case of a payment in Euro) where payment is to be made by payment to an account, a day on which the TARGET System is operating.

(i) Redenomination, Renominalisation and Reconventioning:

(i) *Application:* This Condition 7 is applicable to the Notes only if it is specified in the relevant Final Terms as being applicable.

(ii) *Notice of redenomination:* If the country of the Specified Currency becomes or, announces its intention to become, a Participating Member State, the Issuer may, without the consent of the Noteholders, Receiptholders and Couponholders, on giving at least 30 days' prior notice to the Commissioner, the Noteholders and the Paying Agents, designate a date (the "Redenomination Date"), being an Interest Payment Date under the Notes falling on or after the date on which that country becomes a Participating Member State.

(iii) *Redenomination:* Notwithstanding the other provisions of these Conditions, with effect from the Redenomination Date:

(a) the Notes shall be deemed to be redenominated into Euro in the specified denomination of Euro 0.01 with a principal amount for each Note equal to the principal amount of that Note in the Specified Currency, converted into Euro at the rate for conversion of such currency into Euro established by the Council of the European Union pursuant to the Treaty (including compliance with rules relating to rounding in accordance with European Community regulations); *provided, however, that,* if the Issuer determines, with the agreement of the Fiscal Agent that market practice in respect of the redenomination into Euro 0.01 of internationally offered securities is different from that specified above, such provisions shall be deemed to be amended so as to comply with such market practice and the Issuer shall promptly notify the Noteholders, Receiptholders and Couponholders, each listing authority, stock exchange and/or quotation system (if any) by which the Notes have then been admitted to listing, trading and/or quotation and the Paying Agents of such deemed amendments;

(b) if Notes have been issued in definitive form:

(A) all unmatured Coupons denominated in the Specified Currency (whether or not attached to the Notes) will become void with effect from the date (the "Euro Exchange Date") on which the Issuer gives notice (the "Euro Exchange Notice") to the Noteholders that replacement Notes and Coupons denominated in Euro are available for exchange (provided that such Notes and Coupons are available) and no payments will be made in respect thereof;

(B) the payment obligations contained in all Notes denominated in the Specified Currency will become void on the Euro Exchange Date but all other obligations of the Issuer thereunder (including the obligation to exchange such Notes in accordance with this Condition 7) shall remain in full force and effect;

(c) new Notes and Coupons denominated in Euro will be issued in exchange for Notes and Coupons denominated in the Specified Currency in such manner as the Fiscal Agent

may specify and as shall be notified to the Noteholders in the Euro Exchange Notice; and

(d) all payments in respect of the Notes (other than, unless the Redenomination Date is on or after such date as the Specified Currency ceases to be a sub-division of the Euro, payments of interest in respect of periods commencing before the Redenomination Date) will be made solely by Euro cheque drawn on, or by credit or transfer to a Euro account (or other account to which Euro may be credited or transferred) maintained by the payee with a bank in a city in a country in which banks have access to the TARGET System.

(iv) *Interest:* Following redenomination of the Notes pursuant to this Condition 7, where Notes have been issued in definitive form, the amount of interest due in respect of the Notes will be calculated by reference to the aggregate principal amount of the Notes presented (or, as the case may be, in respect of which Coupons are presented) for payment by the relevant holder.

(v) *Interpretation:* In this Condition:

"Participating Member State" means a member state of the European Union which adopts the Euro as its lawful currency in accordance with the Treaty; and

"Treaty" means the Treaty establishing the European Community, as amended.

8. Taxation

(a) Additional Amounts

All payments of principal and interest in respect of the Notes, the Receipts and the Coupons by the Issuer or (as the case may be) the Guarantor under the Deed of Guarantee will be made without withholding or deduction for, or on account of, any present or future taxes, duties, assessments or governmental charges of whatever nature imposed or levied by or on behalf of the Kingdom of Spain or any authority therein or thereof having power to tax (a "Taxing Authority"), unless the withholding or deduction of such taxes, duties, assessments or governmental charges is required by law. In that event, the Issuer or, as the case may be, the Guarantor will pay such additional amounts as may be necessary in order that the net amounts received by the Noteholders and the Couponholders after such withholding or deduction shall equal the respective amounts of principal and interest which would have been received in respect of the Notes, Receipts or (as the case may be) Coupons, in the absence of such withholding or deduction; except that no additional amounts shall be payable with respect to any payment in respect of any Note, Receipt or Coupon or (as the case may be) under the Deed of Guarantee:

(i) to, or to a third party on behalf of, a Holder of a Note or Coupon who is liable for such taxes, duties, assessments or governmental charges in respect of such Note or Coupon by reason of his having some connection with the Kingdom of Spain other than the mere holding of such Note or Coupon; or

(ii) to, or to a third party on behalf of, a Holder in respect of whom the Issuer or the Guarantor does not receive such information (which may include a tax residence certificate) concerning such Holder's identity and tax residence as it may require in order to comply with Law 13/1985 and any implementing legislation; or

(iii) presented for payment more than 30 days after the Relevant Date, except to the extent that the relevant Holder would have been entitled to such additional amounts on presenting the same for payment on the thirtieth such day; or

(iv) where the withholding or deduction is imposed on a payment to an individual and is required to be made pursuant to European Council Directive 2003/48/EC or any other Directive implementing the conclusions of the ECOFIN Council meeting of 26-27 November 2000 on the taxation of savings income or any law implementing or complying with, or introduced in order to conform to, such Directive; or

(v) presented for payment by or on behalf of a Holder of a Note or Coupon who would have been able to avoid such withholding or deduction by presenting the relevant Note or Coupon to another Paying Agent in a Member State of the European Union; or

(vi) to, or to a third party on behalf of, individuals resident for tax purposes in the Kingdom of Spain or a resident in a country or territory classified as a tax haven (as defined in Royal Decree 1080/1991 of 5 July as amended from time to time); or

(vii) to, or to a third party on behalf of, a Spanish-resident legal entity subject to Spanish Corporate Income Tax if the Spanish tax authorities determine that the Notes do not comply with exemption requirements specified in the Reply to a Consultation of the Directorate General for Taxation (*Dirección General de Tributos*) dated 27 July 2004 and require a withholding to be made; or

(viii) where such withholding or deduction is imposed on a payment to an individual resident of Luxembourg pursuant to the Luxembourg Law dated 23 December 2005 introducing a withholding tax in full discharge of income tax on certain interest income.

A list of the tax havens referred to in paragraph (vi) of this Condition 8 as at 28 April 2006 is set out under "Taxation and Disclosure of Noteholder Information" in the base prospectus dated the same date relating to the Notes.

See "Taxation and Disclosure of Noteholder Information" for a fuller description of certain tax considerations (particularly in relation to Noteholders who are resident in Spain) relating to the Notes, the formalities which Noteholders must follow in order to claim exemption from withholding tax and for a description of certain disclosure requirements imposed on the Guarantor relating to the identity of Noteholders.

(b) Tax Credit Payment

If any additional amounts are paid by the Issuer or, as the case may be, the Guarantor under this Condition for the benefit of any Holder and such Holder, in its sole discretion, determines that it has obtained (and has derived full use and benefit from) a credit against, a relief or remission for, or repayment of, any tax, then, if and to the extent that such Holder, in its sole opinion, determines that (i) such credit, relief, remission or repayment is in respect of or calculated with reference to the additional amounts paid pursuant to this Condition; and (ii) its tax affairs for its tax year in respect of which such credit, relief, remission or repayment was obtained have been finally settled, such Holder shall, to the extent that it can do so without prejudice to the retention of the amount of such credit, relief, remission or repayment, pay to the Issuer or, as the case may be, the Guarantor such amount as such Holder shall, in its sole opinion, determine to be the amount which will leave such Holder (after such payment) in no worse after tax position than it would have been in had the additional payment in question not been required to be made by the Issuer or, as the case may be, the Guarantor.

(c) Tax Credit Clawback

If any Holder makes any payment to the Issuer or, as the case may be, the Guarantor pursuant to this Condition and such holder subsequently determines, in its sole opinion, that the credit, relief, remission or repayment in respect of which such payment was made was not available or has been withdrawn or that it was unable to use such credit, relief, remission or repayment in full, the Issuer or, as the case may be, the Guarantor shall reimburse such Holder such amount as such Holder determines, in its sole opinion, is necessary to place it in the same after tax position as it would have been in if such credit, relief, remission or repayment had been obtained and fully used and retained by such Holder, such amount not exceeding in any case the amount paid by the Holder to the Issuer or, as the case may be, the Guarantor.

(d) Tax Affairs

Nothing in Conditions 8*(b)* and *(c)* above shall interfere with the right of any Holder to arrange its tax or any other affairs in whatever manner it thinks fit, oblige any Holder to claim any credit, relief, remission or repayment in respect of any payment made under this Condition in priority to any credit, relief, remission or repayment available to it nor oblige any Holder to disclose any information relating to its tax or other affairs or any computations in respect thereof.

(e) Definitions

As used in these Conditions, "Relevant Date" in respect of any Note, Receipt or Coupon means the date on which payment in respect thereof first becomes due or if any amount of the money payable is improperly withheld (or refused) the date on which payment in full of the amount outstanding is made

or (if earlier) the date on which notice is duly given to the Noteholders in accordance with Condition 14 that, upon further presentation of the Note (or relative Certificate), Receipt or Coupon being made in accordance with the Conditions, such payment will be made, provided that payment is in fact made upon such presentation. References in these Conditions to (i) "principal" shall be deemed to include any premium payable in respect of the Notes, all Instalment Amounts, Final Redemption Amounts, Early Redemption Amounts, Optional Redemption Amounts, Amortised Face Amounts and all other amounts in the nature of principal payable pursuant to Condition 6 or any amendment or supplement to it, (ii) "interest" shall be deemed to include all Interest Amounts and all other amounts payable pursuant to Condition 5 or any amendment or supplement to it and (iii) "principal" and/or "interest" shall be deemed to include any additional amounts which may be payable under this Condition.

9. Prescription

Claims against the Issuer and, as the case may be, the Guarantor for payment in respect of the Notes, Receipts and Coupons (which, for this purpose shall not include Talons) shall be prescribed and become void unless made within ten years (in the case of principal) or five years (in the case of interest) from the appropriate Relevant Date in respect thereof.

10. Events of Default

If any of the following events (each an "Event of Default") occurs and is continuing, (i) the relevant Commissioner, acting upon a resolution of the relevant Syndicate of Noteholders, in respect of all the Notes of the relevant Series, or (ii) the Holder of a Note of the relevant Series, in respect of such Note and provided that such Noteholder does not contravene the resolution of the relevant Syndicate of Noteholders (if any), may give written notice to the Fiscal Agent at its specified office that such Note or Notes is immediately repayable, whereupon the Early Redemption Amount of such Note or Notes, together with accrued interest to the date of payment, shall become immediately due and payable:

(a) *Non-Payment:* default is made for more than 14 days (in the case of interest) or seven days (in the case of principal) in the payment on the due date of interest or principal in respect of any of the Notes; or

(b) *Breach of Other Obligations:* the Issuer or the Guarantor does not perform or comply with any one or more of its other obligations under or in respect of the Notes, the Agency Agreement or the Deed of Guarantee which default is incapable of remedy or is not remedied within 30 days after notice of such default shall have been given to the Fiscal Agent at its specified office by the Commissioner (failing whom, any Noteholder); or

(c) *Cross-Default:* (i) any Relevant Indebtedness of the Issuer or the Guarantor or any of the Guarantor's Subsidiaries becomes (or becomes capable of being declared) due and payable prior to its stated maturity otherwise than at the option of the Issuer or, as the case may be, the Guarantor, or (ii) any Relevant Indebtedness is not paid when due or, as the case may be, within any applicable grace period, or (iii) the Issuer or the Guarantor or any of the Guarantor's Subsidiaries fails to pay when due any amount payable by it under any present or future guarantee for, or indemnity in respect of, any Relevant Indebtedness provided that the aggregate amount of the Relevant Indebtedness, guarantees and indemnities in respect of which one or more of the events mentioned above in this Condition 10*(c)* have occurred equals or exceeds US$ 5,000,000 or its equivalent in other currencies; or

(d) *Enforcement Proceedings:* any distress, attachment, execution or other legal process which is material in the context of the issue and offering of the Notes is levied, enforced or sued on or against any part of the property, assets or revenues of the Issuer or the Guarantor or any of the Guarantor's Subsidiaries and is not discharged or stayed within 90 days; or

(e) *Security Enforced:* any mortgage, charge, pledge, lien or other encumbrance, present or future, created or assumed by the Issuer or the Guarantor or any of the Guarantor's Subsidiaries which is material in the context of the issue and offering of the Notes becomes enforceable and any step is taken to enforce it (including the taking of possession by or the appointment of a receiver, administrative receiver, manager or other similar person); or

(f) *Insolvency, etc:* (i) the Issuer or the Guarantor or any of the Guarantor's Relevant Subsidiaries becomes, or is adjudicated to be, insolvent or is adjudicated to be unable to pay its debts as they fall due, (ii) an administrator or liquidator of the Issuer or the Guarantor or any of the

Guarantor's Relevant Subsidiaries or the whole or any part of the undertaking, assets and revenues of the Issuer or the Guarantor or any of the Guarantor's Relevant Subsidiaries is appointed (or application for any such appointment is made), (iii) the Issuer or the Guarantor or any of the Guarantor's Relevant Subsidiaries takes any action for a readjustment or deferment of any of its obligations or makes a general assignment or any arrangement or composition with or for the benefit of its creditors or declares a moratorium in respect of any of its indebtedness or any guarantee given by it, (iv) the Issuer or the Guarantor or any of the Guarantor's Relevant Subsidiaries ceases or threatens to cease to carry on all or any substantial part of its business or (v) any other proceeding is commenced which requires the application of priorities provided by any applicable Spanish laws; or

(g) *Winding-up:* an order is made or an effective resolution passed for the winding-up or dissolution or administration of the Issuer or the Guarantor or any of the Guarantor's Relevant Subsidiaries, or the Issuer or the Guarantor or any of the Guarantor's Relevant Subsidiaries shall cease or through an official action of its board of directors threaten to cease to carry on all or a substantial part of its business or operations, except for the purpose of and followed by a reconstruction, amalgamation, reorganisation, merger or consolidation (i) on terms approved by a resolution of a Syndicate of Noteholders or (ii) in the case of a Relevant Subsidiary, whereby the undertaking and assets of the Relevant Subsidiary are transferred to or otherwise vested in the Issuer or the Guarantor (as the case may be) or another of the Guarantor's Relevant Subsidiaries or (iii) to comply with any mandatory requirements set forth by any regulation, directives or rules issued by the Spanish government or the relevant administrative authority in connection with the reorganisation of the Spanish electricity sector; or

(h) *Authorisation and Consents:* any action, condition or thing (including the obtaining or effecting of any necessary consent, approval, authorisation, exemption, filing, licence, order, recording or registration) at any time required to be taken, fulfilled or done in order (i) to enable the Issuer and the Guarantor lawfully to enter into, exercise their respective rights and perform and comply with their respective obligations under the Notes and the Deed of Guarantee, (ii) to ensure that those obligations are legally binding and enforceable and (iii) to make the Notes and the Deed of Guarantee admissible in evidence in the courts of the Kingdom of Spain is not taken, fulfilled or done; or

(i) *Illegality:* it is or will become unlawful for the Issuer or the Guarantor to perform or comply with any one or more of its obligations under any of the Notes or the Deed of Guarantee; or

(j) *Analogous Events:* any event occurs which under the laws of any relevant jurisdiction has an analogous effect to any of the events referred to in any of the foregoing paragraphs including, but not limited to, *concurso;* or

(k) *Guarantee:* the Guarantee is not (or is claimed by the Guarantor not to be) in full force and effect; or

(l) *Nationalisation:* any step is taken by any person with a view to the seizure, compulsory acquisition, expropriation or nationalisation of all or a material part of the Guarantor or any of its Relevant Subsidiaries.

In this Condition, "Relevant Indebtedness" and "Subsidiary" shall have the respective meanings described to them in Condition 4*(b)* and "Group" shall mean the Guarantor and its consolidated subsidiaries.

"Relevant Subsidiary" means, at any particular time, any company which is then directly or indirectly controlled or more than 50 per cent. of whose issued equity share capital (or its equivalent) is then beneficially owned, by the Guarantor and/or one or more of its subsidiaries and whose net worth has a value of not less than Euro 6,010,121.

11. Syndicates of Noteholders and Modification

The Noteholders of the relevant Series shall meet in accordance with the regulations governing the relevant Syndicate of Noteholders (the "Regulations"). The Regulations shall contain the rules governing the functioning of each Syndicate of Noteholders and the rules governing its relationship

with the Issuer and shall be attached to the relevant Public Deed. A set of pro forma Regulations is included in the Agency Agreement.

A temporary Commissioner will be appointed for each Syndicate of Noteholders. Upon the subscription of the Notes, the temporary Commissioner will call a general meeting of the Syndicate of Noteholders to ratify or reject the acts of the temporary Commissioner, confirm his appointment or appoint a substitute Commissioner for him and to ratify the Regulations.

Provisions for meetings of Syndicates of Noteholders will be contained in the Regulations relating to the relevant Series and in the Agency Agreement. Such provisions shall have effect as if incorporated herein.

The Issuer may, with the consent of the Fiscal Agent and the relevant Commissioner, but without the consent of the Holders of the Notes, Receipts, Coupons or Talons of any Series amend these Terms and Conditions and the Deed of Covenant insofar as they may apply to such Notes to correct a manifest error. Subject as aforesaid, no other modification may be made to these Terms and Conditions or the Deed of Covenant except with the sanction of a resolution of the relevant Syndicate of Noteholders.

For the purposes of these Terms and Conditions,

(i) "Commissioner" means the *comisario* as this term is defined under the Spanish Corporations Law (*Ley de Sociedades Anónimas*) of each Syndicate of Noteholders; and

(ii) "Syndicate of Noteholders" means the *sindicato* as this term is described under the Spanish Corporations law (*Ley de Sociedades Anónimas*).

Noteholders shall, by virtue of purchasing Notes, be deemed to have agreed to the appointment of the temporary Commissioner for the relevant Series named in the relevant Final Terms and to have become a member of the relevant Syndicate of Noteholders.

12. Replacement of Notes, Certificates, Receipts, Coupons and Talons

If a Note, Certificate, Receipt, Coupon or Talon is lost, stolen, mutilated, defaced or destroyed, it may be replaced, subject to applicable laws and stock exchange regulations, at the specified office of the Fiscal Agent (in the case of the Bearer Notes, Receipts, Coupons or Talons) and the Registrar (in the case of Certificates) or such other Paying Agent or Transfer Agent, as the case may be, as may from time to time be designated by the Issuer for such purpose, and notice of whose designation is given to Noteholders in accordance with Condition 14, in each case on payment by the claimant of the fees and costs incurred in connection therewith and on such terms as to evidence, security and indemnity (which may provide, *inter alia*, that if the allegedly lost, stolen or destroyed Note, Certificate, Receipt, Coupon or Talon is subsequently presented for payment or, as the case may be, for exchange for further Coupons, there will be paid to the Issuer on demand the amount payable by the Issuer in respect of such Notes, Certificates, Receipts, Coupons or further Coupons) and otherwise as the Issuer may require. Mutilated or defaced Notes, Certificates, Receipts, Coupons or Talons must be surrendered before replacements will be issued.

13. Further Issues

The Issuer may from time to time without the consent of the Noteholders or Couponholders create and issue further notes having the same terms and conditions as the Notes and so that the same shall be consolidated and form a single series with such Notes, and references in these Conditions to "Notes" shall be construed accordingly.

14. Notices

Notices to the Holders of Registered Notes will be mailed to them at their respective addresses in the Register and deemed to have been given on the fourth weekday (being a day other than a Saturday or a Sunday) after the date of mailing. With respect to Registered Notes listed on the Luxembourg Stock Exchange (so long as such Notes are listed on the Luxembourg Stock Exchange and the rules of that exchange so require), any notices must also be published either on the website of the Luxembourg Stock Exchange (www.bourse.lu) or in a leading daily newspaper having general circulation in Luxembourg (which is expected to be the *d'Wort*).

Notices to the Holders of Bearer Notes will be valid if published in a daily newspaper of general circulation in London (which is expected to be the *Financial Times*). With respect to Bearer Notes

listed on the Luxembourg Stock Exchange, any notice must be also published either on the website of the Luxembourg Stock Exchange (www.bourse.lu) or in a leading daily newspaper having general circulation in Luxembourg (which is expected to be *d'Wort*). If any such publication is not practicable, notice will be validly given if published in another leading English language newspaper of general circulation in Europe. Any such notice shall be deemed to have been given on the date of such publication or, if published more than once or on different dates, on the date of the first publication as provided above.

Couponholders shall be deemed for all purposes to have notice of the contents of any notice to the Holders of Bearer Notes in accordance with this Condition.

Until such time as any definitive Notes are issued, there may, so long as any Global Note is held in its entirety on behalf of Euroclear and/or Clearstream, Luxembourg, be substituted for such publication as aforesaid the delivery of the relevant notice to Euroclear and/or Clearstream, Luxembourg for communication by them to the Noteholders. Any such notice shall be deemed to have been given to the Noteholders on the seventh day after the day on which the said notice was given to Euroclear and/or Clearstream, Luxembourg, as appropriate.

Notices to be given by any Noteholder shall be in writing and given by lodging the same, together with the relative Note or Notes, with a Paying Agent. Whilst any of the Notes are represented by a Global Note, such notice may be given by any Noteholder to such Paying Agent via Euroclear and/or Clearstream, Luxembourg, as the case may be, in such manner as such Paying Agent and Euroclear and/or Clearstream, Luxembourg, as the case may be, may approve for this purpose.

Copies of any notice given to any Noteholders will be also given to the Commissioner of the Syndicate of Noteholders of the relevant Series.

15. Substitution of the Issuer

(a) The Issuer and the Guarantor may at any time, without the consent of the Noteholders or the Couponholders, substitute for such Issuer any company which is wholly-owned by the Guarantor (the "Substitute") upon notice by such Issuer, the Guarantor and the Substitute to be given in accordance with Condition 14 and, in the case of Notes listed on the Luxembourg Stock Exchange, to such exchange, provided that:

(i) no Event of Default has occurred in respect of the Notes;

(ii) no payment in respect of the Notes, the Receipts or the Coupons or the Deed of Guarantee (as the case may be) is at the relevant time overdue;

(iii) the Substitute shall, by means of a deed poll in the form scheduled to the Agency Agreement as Schedule 8 (the "Deed Poll"), agree to indemnify each Noteholder and Couponholder against any tax, duty, assessment or governmental charge which is imposed on it by (or by any authority in or of) the jurisdiction of the country of the Substitute residence for tax purposes and, if different, of its incorporation with respect to any Note, Receipt, Coupon, Talon or the Deed of Covenant and which would not have been so imposed had the substitution not been made, as well as against any tax, duty, assessment or governmental charge, and any cost or expense, relating to the substitution;

(iv) where the Substitute is not the Guarantor, the obligations of the Substitute under the Deed Poll, the Notes, Receipts, Coupons, Talons and Deed of Covenant shall be unconditionally and irrevocably guaranteed by the Guarantor by means of the Deed Poll;

(v) all action, conditions and things required to be taken, fulfilled and done (including the obtaining of any necessary consents) to ensure that the Deed Poll, the Notes, Receipts, Coupons, Talons and Deed of Covenant represent valid, legally binding and enforceable obligations of the Substitute and in the case of the Deed Poll of the Guarantor have been taken, fulfilled and done and are in full force and effect;

(vi) the Substitute shall have become party to the Agency Agreement with any appropriate consequential amendments, as if it had been an original party to it;

(vii) legal opinions shall have been delivered to the Commissioner and the Fiscal Agent from lawyers of recognised standing in each jurisdiction referred to in (iii) above, in Spain

and in England as to the fulfilment of the requirements of this Condition 15 and the other matters specified in the Deed Poll and that the Notes, Receipts, Coupons and Talons are legal, valid and binding obligations of the Substitute;

(viii) each stock exchange on which the Notes are listed shall have confirmed that, following the proposed substitution of the Substitute, the Notes will continue to be listed on such stock exchange;

(ix) Standard & Poor's and/or Moody's and/or Fitch, as the case may be, shall have confirmed that following the proposed substitution of the Substitute, the credit rating of the Notes will not be adversely affected;

(x) if applicable, the Substitute has appointed a process agent as its agent in England to receive service of process on its behalf in relation to any legal proceedings in the courts of England arising out of or in connection with the Notes; and

(xi) in the case of Notes listed on the Luxembourg Stock Exchange, a supplemental prospectus is filed with such exchange.

(b) Upon the execution of the Deed Poll and the delivery of the legal opinions, the Substitute shall succeed to, and be substituted for, and may exercise every right and power, of the Issuer under the Notes and the Agency Agreement with the same effect as if the Substitute had been named as the Issuer herein, and the Issuer shall be released from its obligations under the Notes and under the Agency Agreement.

(c) After a substitution pursuant to Condition 15*(a)*, the Substitute may, without the consent of any Noteholder, effect a further substitution. All of the provisions specified in Conditions 15*(a)* and 15*(b)* shall apply *mutatis mutandis*, and references in these Conditions to the Issuer shall, where the context so requires, be deemed to be or include references to any such further Substitute.

(d) After a substitution pursuant to Conditions 15*(a)* or 15*(c)* any Substitute may, without the consent of any Noteholder, reverse the substitution, *mutatis mutandis*.

(e) The Deed Poll and all documents relating to the substitution shall be delivered to, and kept by, the Fiscal Agent. Copies of such documents will be available free of charge at the specified office of each of the Paying Agents.

(f) For so long as Law 13/1985 applies to the Notes, the Guarantor shall maintain direct or indirect ownership of the whole of the voting rights in respect of the shares of the Issuer or, following a substitution in accordance with Condition 15(a), the relevant Substitute.

16. Currency Indemnity

Any amount received or recovered in a currency other than the currency in which payment under the relevant Note, Coupon or Receipt is due (whether as a result of, or of the enforcement of, a judgment or order of a court or any jurisdiction in connection with, the winding-up or dissolution of the Issuer or the Guarantor or otherwise) by any Noteholder or Couponholder in respect of any sum expressed to be due to it from the Issuer or the Guarantor shall only constitute a discharge to the Issuer or the Guarantor, as the case may be, to the extent of the amount in the currency of payment under the relevant Note, Coupon or Receipt which the recipient is able to purchase with the amount so received or recovered in that other currency on the date of that receipt or recovery (or, if it is not practicable to make that purchase on that date, on the first date on which it is practicable to do so). If the amount received or recovered is less than the amount expressed to be due to the recipient under any Note, Coupon or Receipt, the Issuer, failing whom the Guarantor, shall indemnify the Noteholder or Couponholder, as the case may be, against any loss sustained by it as a result. In any event, the Issuer, failing whom the Guarantor, shall indemnify the recipient against the cost of making any such purchase. For the purposes of this Condition, it will be sufficient for the Noteholder or Couponholder, as the case may be, to demonstrate that it would have suffered a loss had an actual purchase been made. These indemnities constitute a separate and independent obligation from the Issuer's and the Guarantor's other obligations, shall give rise to a separate and independent cause of action, shall apply irrespective of any indulgence granted by any Noteholder or Couponholder and shall continue in full force and effect despite any other judgment, order, claim or proof for a liquidated amount in respect of any sum due under any Note, Coupon or Receipt or any other judgment or order.

17. Governing Law and Jurisdiction

(a) Governing Law

Save as described below, the Agency Agreement (excluding Part B of Schedule 3 (Pro Forma Regulations) which shall be governed by Spanish law), the Deed of Covenant, the Deed of Guarantee, the Notes, the Receipts, the Coupons and the Talons are governed by, and shall be construed in accordance with, English law. The status of the Notes as described in Condition 3*(a)*, the status of the Guarantee as described in Conditions 3*(b)*(ii), the provisions of Condition 11 relating to the appointment of the Commissioner and the Regulations of the Syndicate of Noteholders are governed by, and shall be construed in accordance with, Spanish law.

(b) English courts

The courts of England have exclusive jurisdiction to settle any dispute (a "Dispute") arising from or connected with any Notes, Receipts, Coupons or Talons.

(c) Appropriate forum

The Issuer agrees that the courts of England are the most appropriate and convenient courts to settle any Dispute and, accordingly, that it will not argue to the contrary.

(d) Rights of the Noteholders to take proceedings outside England

Condition 17*(b)* (*English courts*) is for the benefit of the Noteholders only. As a result, nothing in this Condition 17 (*Governing law and jurisdiction*) prevents any Noteholder from taking proceedings relating to a Dispute ("Proceedings") in any other courts with jurisdiction. To the extent allowed by law, Noteholders may take concurrent Proceedings in any number of jurisdictions.

(e) Process Agent

The Issuer agrees that the documents which start any Proceedings and any other documents required to be served in relation to those Proceedings may be served on it by being delivered to The Law Debenture Trust Corporation p.l.c. at Fifth Floor, 100 Wood Street, London EC2V 7EX or, if different, its registered office for the time being or at any address of the Issuer in England at which process may be served on it in accordance with Part XXIII of the Companies Act 1985. If such person is not or ceases to be effectively appointed to accept service of process on behalf of the Issuer, the Issuer shall, on the written demand of any Noteholder addressed and delivered to the Issuer or to the Specified Office of the Fiscal Agent appoint a further person in England to accept service of process on its behalf and, failing such appointment within 15 days, any Noteholder shall be entitled to appoint such a person by written notice addressed to the Issuer and delivered to the Issuer or to the Specified Office of the Fiscal Agent. Nothing in this paragraph shall affect the right of any Noteholder to serve process in any other manner permitted by law. This Condition applies to Proceedings in England and to Proceedings elsewhere.

18. Rights of Third Parties

No person shall have any right to enforce any term or condition of any Note under the Contracts (Rights of Third Parties) Act 1999.

USE OF PROCEEDS

The net proceeds of the issue of each Tranche of Notes will be on-lent or deposited with the Guarantor (or another member of the Group) and used for the general corporate purposes of the Group.

SUMMARY OF PROVISIONS RELATING TO THE NOTES WHILE IN GLOBAL FORM OR WHILE REGISTERED IN THE NAME OF A NOMINEE FOR A CLEARING SYSTEM

Initial issue of Notes

Each Tranche of Bearer Notes having an original maturity of more than one year will initially be represented by a temporary Global Note, in bearer form without Coupons, and each Tranche of Bearer Notes having an original maturity of one year or less will initially be represented by a permanent Global Note which, in each case, will be deposited on behalf of the subscribers of the relevant Notes (a) in the case of a Tranche intended to be cleared through Euroclear and/or Clearstream, Luxembourg with a common depositary (the "Common Depositary") for Euroclear and for Clearstream, Luxembourg or (b) in the case of a Tranche intended to be cleared through a clearing system other than or in addition to Euroclear and/or Clearstream, Luxembourg or delivered outside a clearing system as otherwise agreed between the Issuer and the relevant Dealer on or about the issue date of the relevant Notes. Notes issued in registered form will be represented by Note certificates (each a "Certificate"), one Certificate being issued in respect of each Noteholder's entire holding of Registered Notes of one Series. Registered Notes which are held in Euroclear and Clearstream, Luxembourg, or a common nominee for both, and the relative certificate(s) will be delivered to the appropriate depositary or as the case may be, a Common Depositary. Upon the initial deposit of a Global Note with a Common Depositary, or the initial registration in the name of nominees for Euroclear and Clearstream, Luxembourg, or a common nominee for both, and delivery of the relative Global Certificate(s) to the appropriate depositaries, or a Common Depositary, Euroclear and Clearstream, Luxembourg will credit each subscriber with a principal amount of Notes equal to the principal amount thereof to which it has subscribed and paid.

Relationship of Accountholders with Clearing Systems

Each of the persons shown in the records of Euroclear, Clearstream, Luxembourg or such approved intermediary as the holder of a Note represented by a Global Note or a Global Certificate must look solely to Euroclear, Clearstream, Luxembourg or such other approved intermediary (as the case may be) for such person's share of each payment made by the Issuer to the bearer of such Global Notes or the holder of the underlying Notes in registered form, as the case may be, and in relation to all other rights arising under the Global Notes, subject to and in accordance with the respective rules and procedures of Euroclear, Clearstream, Luxembourg or approved intermediary (as the case may be). Such persons shall have no claim directly against the Issuer in respect of payments due on the Notes for so long as the Notes are represented by such Global Note or Global Certificate and such obligations of the Issuer will be discharged by payment to the bearer of such Global Note or the holder of the underlying Notes in registered form, as the case may be, in respect of each amount so paid. References in these provisions relating to the Notes in global form to "holder" or "accountholder" are to those persons shown in the records of the relevant clearing system as a holder of Notes.

So long as the Notes are represented by a temporary Global Note, permanent Global Note or Global Certificate and the relevant clearing system(s) so permit, the Notes shall be tradeable only in principal amounts of at least the minimum Specified Denomination provided in the relevant Final Terms and integral multiples of the Tradeable Amount in excess thereof specified in the relevant Final Terms.

Amendments to Conditions

The temporary Global Notes, the permanent Global Notes and the Global Certificates contain provisions which apply to the Notes which they represent, some of which modify the effect of the terms and conditions of the Notes set out in this document. The following is a summary of certain of those provisions:

1. *Exchange*

Each temporary Global Note will be exchangeable in whole or in part for interests in a permanent Global Note or, if so provided in a temporary Global Note, for definitive Bearer Notes (as described in the next paragraph) after the date falling 40 days after the issue date of the Notes upon certification as to non-US beneficial ownership in the form set out in the Agency Agreement in the case of Bearer Notes or, if applicable, for Certificates promptly after the Issue Date in the case of Registered Notes. If specified in the relevant Final Terms, each permanent Global Note is exchangeable in whole (or, in the

case of Partly-paid Notes only, in part) at the request and cost and expense or the Issuer for definitive Bearer Notes or (in the case of Exchangeable Bearer Notes) definitive Registered Notes by such holder giving notice to the Fiscal Agent, or by the Issuer giving notice to the Fiscal Agent and the Noteholders of its intention to exchange (at the option, cost and expense of the Issuer) such permanent Global Note for definitive Bearer Notes or (in the case of Exchangeable Bearer Notes) definitive Registered Notes, in each case on or after the Exchange Date specified in the notice.

On or after any Exchange Date (as defined below) the holder of a permanent Global Note may surrender such permanent Global Note or, in the case of a partial exchange, present it for endorsement to or to the order of the Fiscal Agent. In exchange for any permanent Global Note, or the part thereof to be exchanged, the relevant Issuer will deliver, or procure the delivery of, an equal aggregate principal amount of duly executed and authenticated definitive Bearer Notes (if appropriate, having attached to them all Coupons and Receipts in respect of interest or Instalment Amounts which have not already been paid on the permanent Global Note and a Talon), security printed in accordance with any applicable legal and stock exchange requirements and in or substantially in the form set out in Schedule 2 to the Agency Agreement. On exchange in full of each permanent Global Note, the relevant Issuer will, if the holder so requests, procure that it is cancelled and returned to the holder together with the relevant definitive Bearer Notes.

"Exchange Date" means a day falling not less than 60 days after that on which the notice requiring exchange is given and on which banks are open for business in the city in which the specified office of the Fiscal Agent is located and in the cities in which the relevant clearing system is located.

Interests in a permanent Global Note will be exchanged for Definitive Notes at the request of the Holder of such Global Note if Euroclear or Clearstream, Luxembourg or any relevant clearing system withdraws or announces its intention to withdraw its acceptance of the Notes for clearance and settlement through its system.

2. *Payments*

No payment falling due more than 40 days after the Issue Date will be made on a temporary Global Note unless exchange for an interest in a permanent Global Note or for definitive Bearer Notes or Certificates is improperly withheld or refused. Payments on any temporary Global Note during the period up to 40 days after its Issue Date will only be made against presentation of certification as to non U.S. beneficial ownership in the form set out in the Agency Agreement. All payments in respect of Notes represented by a Global Note will be made against presentation for endorsement and, if no further payment falls to be made in respect of the Notes, surrender of that Global Note to or to the order of the Fiscal Agent or such other Paying Agent as shall have been notified to the Noteholders for such purpose. A record of each payment so made will be endorsed in the appropriate schedule to each Global Note, which endorsement will be *prima facie* evidence that such payment has been made in respect of the Notes.

3. *Notices*

So long as any Notes are represented by a permanent Global Note and such permanent Global Note is held on behalf of a clearing system, notices to the holders of Notes of that Series may be given by delivery of the relevant notice to the clearing system for communication by it to entitled accountholders in substitution for publication as required by the Conditions or by delivery of the relevant notice to the Holder of the permanent Global Note. Any such notice shall be deemed to have been given to Noteholders on the fourth day after the day on which the said notice was given to the clearing system. So long as the Notes are listed on the Luxembourg Stock Exchange and the rules of such exchange so require, notices in respect of such Notes shall be published in a daily newspaper having circulation in Luxembourg (which is expected to be the *d' Wort* or the *Tageblatt*) or published on the website of the Luxembourg Stock Exchange (*www.bourse.lu*).

4. *Prescription*

Claims against the Issuers in respect of Notes which are represented by a permanent Global Note will become void unless it is presented for payment within a period of ten years (in the case of principal) and five years (in the case of interest) from the appropriate Relevant Date (as defined in Condition 8).

In respect of Notes issued by Iberdrola International, the holder of a permanent Global Note will be treated as being two persons for the purpose of any quorum requirements of a meeting of Noteholders and, at any such meeting, as having one vote in respect of each minimum Specified Denomination of Notes for which such Global Note may be exchanged.

5. *Purchase and Cancellation*

Cancellation of any Note surrendered for cancellation following its purchase will be effected by reduction in the principal amount of the relevant Global Note.

6. *Default*

Each Global Note and Global Certificate provides that the holder (or, in the case of Notes issued by Iberdrola Finanzas, the Commissioner) may cause such Global Note, or a portion of it, or one or more Registered Notes represented by such Global Certificate to become due and repayable in the circumstances described in Condition 10 by stating in the notice to the Fiscal Agent the principal amount of such Global Note or Registered Notes which is becoming due and repayable. Following the giving of a notice of an Event of Default by or through a common depository for Euroclear and Clearstream, Luxembourg or if the holder of a Global Note so elects, the Global Note or Registered Notes represented by the Global Certificate will become void as to the specified portion and the persons entitled to such portion as accountholders with a clearing system will acquire direct enforcement rights against the relevant Issuer under the terms of the Deed of Covenant.

7. *Issuer's Option*

No drawing of Notes will be required under Condition 6*(e)* in the event that the relevant Issuer exercises any option relating to those Notes while all such Notes which are outstanding are represented by a permanent Global Note. In the event that any option of the relevant Issuer is exercised in respect of some but not all of the Notes of any Series, the rights of accountholders with Euroclear or Clearstream, Luxembourg in respect of the Notes will be governed by the standard procedures of Euroclear or Clearstream, Luxembourg (as the case may be).

8. *Noteholder's Options*

Any Noteholders' option may be exercised by the holder of a Global Note giving notice to the Fiscal Agent or any Paying Agent (in the case of Bearer Notes) or to the Registrar or the Transfer Agent (in the case of Registered Notes) of the principal amount of Notes in respect of which the option is exercised and at the same time presenting such Global Note for endorsement of exercise within the time limits specified in the Conditions.

9. *Partly-paid Notes*

The provisions relating to Partly-paid Notes will be contained in the Global Notes. For so long as any instalments of the subscription moneys due from the holder of Partly-paid Notes are due, no interest in a Global Note representing such Notes may be exchanged for any interest in a permanent Global Note or for definitive Bearer Notes (as the case may be). In the event that any Noteholder fails to pay any instalment due on any Partly-paid Notes within the time specified, the relevant Issuer may be entitled to forfeit such Notes and shall have no further obligation to their holder in respect of them.

10. *New Global Note structure*

There is currently a proposal for a new structure for international bearer debt securities in global form issued through the international clearing and settlement systems for such securities to be recognised as eligible collateral by the European Central Bank (the "New Global Note Structure"). The New Global Note Structure is currently expected to be implemented as of 30 June 2006 but certain features of the New Global Note Structure, including, without limitation, the form of the new global note and the standard market protocol, which will apply to the New Global Note Structure, are not yet in final agreed form and therefore subject to modification. If and to the extent so agreed between the parties to the Dealership Agreement and the Agency Agreement and subject to the fulfilment of certain conditions described therein, following the full agreement, publication and implementation of the New Global Note Structure, such parties will make all reasonable efforts to amend the Programme documentation to allow for the issuance of Notes under the Programme in compliance with the New Global Note Structure as finally agreed, published and implemented.

FORM OF GUARANTEE

This is the text of the form of guarantee in respect of this Guaranteed Euro Medium Term Note Programme

THIS DEED is made on 28 April 2006

BY

(1) **IBERDROLA, S.A.** (the "Guarantor")

IN FAVOUR OF

(2) **THE NOTEHOLDERS** (as defined in the Conditions (as defined in the Deed of Covenant)); and

(3) **THE RELEVANT ACCOUNT HOLDERS** (as defined in the Deed of Covenant described below).

WHEREAS

(A) Iberdrola International B.V. and Iberdrola Finanzas, S.A.U. (each an "Issuer" and together the "Issuers") have established a euro medium term note programme (the "Programme") in connection with which Programme they have entered into an amended and restated agency agreement (the "Agency Agreement") dated 28 April 2006 and made between the Issuers, the Guarantor, JPMorgan Chase Bank N.A., London Branch, in its various capacities as set out therein and J.P. Morgan Bank Luxembourg S.A. as paying agent and has executed and delivered a deed of covenant (the "Deed of Covenant") dated 28 April 2006.

(B) The Guarantor has duly authorised the giving of a guarantee in respect of the euro medium term notes to be issued under the Programme and the Deed of Covenant.

THIS DEED WITNESSES as follows:

1. Interpretation

1(A) All terms and expressions which have defined meanings in the Conditions, the Dealership Agreement, the Agency Agreement or the Deed of Covenant shall have the same meanings in this Deed of Guarantee except where the context requires otherwise or unless otherwise stated.

1(B) Any reference in this Deed of Guarantee to a Clause is, unless otherwise stated, to a clause hereof.

1(C) All references in this Deed of Guarantee to an agreement, instrument or other document (including the Conditions, the Dealership Agreement, the Agency Agreement and the Deed of Covenant) shall be construed as a reference to that agreement, instrument or other document as the same may be amended, supplemented, replaced or novated from time to time. In addition, in the context of any particular Tranche of Notes, each reference in this Deed of Guarantee to the Conditions shall be construed as a reference to the Conditions as supplemented and/or amended by the relevant Final Terms.

1(D) Any reference in this Agreement to any legislation (whether primary legislation or regulations or other subsidiary legislation made pursuant to primary legislation) shall be construed as a reference to such legislation as the same may have been, or may from time to time be, amended or re-enacted.

1(E) Any Notes issued under the Programme on or after the date of this Deed of Guarantee shall have the benefit of this Deed of Guarantee but shall not have the benefit of any subsequent guarantee relating to the Programme (unless expressly so provided in any such subsequent guarantee).

1(F) Clause headings are for ease of reference only.

2. Guarantee and Indemnity

2(A) The Guarantor hereby unconditionally and irrevocably guarantees:

(1) to each Noteholder the due and punctual payment of any and every sum or sums of money which the relevant Issuer shall at any time be liable to pay under or pursuant to any Note as and when the same shall become due and payable and agrees

unconditionally to pay to such Noteholder, forthwith upon demand by such Noteholder and in the manner and currency prescribed by the Conditions for payments by the relevant Issuer thereunder, any and every sum or sums of money which the relevant Issuer shall at any time be liable to pay under or pursuant to such Note and which the relevant Issuer shall have failed to pay at the time such demand is made; and

(2) to each Relevant Account Holder the due and punctual payment of all amounts due to such Relevant Account Holder under the Deed of Covenant as and when the same shall become due and payable and agrees unconditionally to pay to such Relevant Account Holder, forthwith on demand by such Relevant Account Holder and in the manner and in the currency prescribed the Conditions for payments by the relevant Issuer thereunder, any and every sum or sums of money which the relevant Issuer shall at any time be liable to pay under or pursuant to the Deed of Covenant and which the relevant Issuer shall have failed to pay at the time demand is made.

2(B) As a separate, additional and continuing obligation, the Guarantor unconditionally and irrevocably undertakes to each Noteholder and each Relevant Account Holder that, should any amount referred to in Clause 2(A) not be recoverable from the Guarantor thereunder for any reason whatsoever (including, without limitation, by reason of any Note, any provision of any Note, the Deed of Covenant or any provision thereof being or becoming void, unenforceable or otherwise invalid under any applicable law) then, notwithstanding that the same may have been known to such Noteholder or Relevant Account Holder, the Guarantor will, as a sole, original and independent obligor, upon first written demand under Clause 2(A), make payment of such amount by way of a full indemnity in such currency and otherwise in such manner as is provided for in the Notes or the Deed of Covenant (as the case may be) and indemnify each Noteholder and each Relevant Account Holder against all losses, claims, costs, charges and expenses to which it may be subject or which it may incur under or in connection with the terms and conditions of the Notes, the Deed of Covenant or this Deed of Guarantee.

3. Taxes and Withholdings

In the event that any payments made by the Guarantor under this Deed of Guarantee are or become subject to withholding or deduction for, or on account of, any present or future taxes, duties, assessments or governmental charges of whatever nature imposed or levied by or on behalf of the Kingdom of Spain or any authority therein or thereof having power to tax, the Guarantor undertakes to the Noteholders and the Relevant Account Holders that it will use its best endeavours, subject to all applicable laws, regulations and guidelines and for so long as it is required to make any such withholding or deduction, to effect payment under this Deed of Guarantee to the Noteholders and Relevant Account Holders through the relevant Issuer, or in such other manner so as to ensure that no such withholding or deduction is required.

If payments made to the Noteholders or the Relevant Account Holders under this Deed of Guarantee through the relevant Issuer or in such other manner so as to ensure that no such withholding or deduction is required, are or become illegal or contrary to the then applicable regulations or guidelines, the Guarantor covenants in favour of each Noteholder and each Relevant Account Holder that it will duly perform and comply with its obligations expressed to be undertaken in Condition 8.

4. Law 13/1985

For so long as Law 13/1985 applies to the Notes, the Guarantor shall maintain direct or indirect ownership of the whole of the voting rights in respect of the shares of Iberdrola Finanzas, S.A.U. or, following a substitution in accordance with Condition 15(a), the relevant Substitute.

5. Preservation of Rights

5(A) The obligations of the Guarantor herein contained shall be deemed to be undertaken as sole or principal debtor.

5(B) The obligations of the Guarantor herein contained shall constitute and be continuing obligations notwithstanding any settlement of account or other matters or things whatsoever and, in particular but without limitation, shall not be considered satisfied by any partial payment or satisfaction of all or any of the relevant Issuer's obligations under

any Note or the Deed of Covenant and shall continue in full force and effect in respect of each Note and the Deed of Covenant until final repayment in full of all amounts owing by the relevant Issuer thereunder and total satisfaction of all the relevant Issuer's actual and contingent obligations thereunder.

5(C) Neither the obligations of the Guarantor herein contained nor the rights, powers and remedies conferred upon the Noteholders, the Relevant Account Holders or any of them by this Deed of Guarantee or by law shall be discharged, impaired or otherwise affected by:

(1) the winding-up or dissolution (*ontbinding*, in the case of Iberdrola International, B.V.) of the relevant Issuer or analogous proceeding in any jurisdiction or any change in its status, function, control or ownership; or

(2) any of the obligations of the relevant Issuer under any of the Notes or the Deed of Covenant being or becoming illegal, invalid or unenforceable in any respect; or

(3) time or other indulgence being granted or agreed to be granted to the relevant Issuer in respect of its obligations under any of the Notes or the Deed of Covenant; or

(4) any amendment to, or any variation, waiver or release of, any obligation of the relevant Issuer under any of the Notes or the Deed of Covenant; or

(5) any other act, event or omission which, but for this Clause 5(C), would or might operate to discharge, impair or otherwise affect the obligations of the Guarantor herein contained or any of the rights, powers or remedies conferred upon the Noteholders, the Relevant Account Holders or any of them by this Deed of Guarantee or by law.

5(D) Any settlement or discharge between the Guarantor and the Noteholders, the Relevant Account Holders or any of them shall be conditional upon no payment to the Noteholders, the Relevant Account Holders or any of them by the relevant Issuer or any other person on the relevant Issuer's behalf being avoided or reduced by virtue of any provisions or enactments relating to bankruptcy, insolvency or liquidation for the time being in force and, in the event of any such payment being so avoided or reduced, the Noteholders and the Relevant Account Holders shall each be entitled to recover the amount by which such payment is so avoided or reduced from the Guarantor subsequently as if such settlement or discharge had not occurred.

5(E) No Noteholder or Relevant Account Holder shall be obliged before exercising any of the rights, powers or remedies conferred upon it by this Deed of Guarantee or by law:

(1) to make any demand of the relevant Issuer, other than (in the case of the Holder of a Bearer Note) the presentation of the relevant Note; or

(2) to take any action or obtain judgment in any court against the relevant Issuer; or

(3) to make or file any claim or proof in a winding-up or dissolution (*ontbinding*) of the relevant Issuer and, save as aforesaid, the Guarantor hereby expressly waives, in respect of each Note, presentment, demand and protest and notice of dishonour.

5(F) The Guarantor agrees that so long as any amounts are or may be owed by the relevant Issuer under any of the Notes or the Deed of Covenant or the relevant Issuer is under any actual or contingent obligations thereunder, the Guarantor shall not exercise rights which the Guarantor may at any time have by reason of performance by the Guarantor of its obligations hereunder:

(1) to be indemnified by the relevant Issuer; and/or

(2) to claim any contribution from any other guarantor of the relevant Issuer's obligations under the Notes or the Deed of Covenant; and/or

(3) to take the benefit (in whole or in part) of any security taken pursuant to, or in connection with, any of the Notes or the Deed of Covenant issued by the relevant Issuer, by all or any of the persons to whom the benefit of the Guarantor's obligations are given; and/or

(4) to be subrogated to the rights of any Noteholder or Relevant Account Holder against the relevant Issuer in respect of amounts paid by the Guarantor pursuant to the provisions of this Deed of Guarantee.

5(G) The obligations of the Guarantor hereunder will at all times rank as described in Condition 3.

6. Deposit of Deed of Guarantee

This Deed of Guarantee shall be deposited with and held by the Fiscal Agent for so long as the Programme remains in effect and thereafter until the date which is two years after all the obligations of each Issuer under or in respect of the Notes (including, without limitation, its obligations under the Deed of Covenant) have been discharged in full. The Guarantor hereby acknowledges the right of the Commissioner and every Beneficiary to the production of this Deed of Guarantee.

7. Stamp Duties

The Guarantor will promptly pay any stamp duty or other documentary taxes (including any penalties and interest in respect thereof) payable in connection with the execution, delivery, performance and enforcement of this Deed of Guarantee, and will indemnify and hold harmless each Noteholder and each Relevant Account Holder on demand from all liabilities arising from any failure to pay, or delay in paying, such taxes.

8. Currency Indemnity

If any sum due from the Guarantor under this Deed of Guarantee or any order or judgment given or made in relation thereto has to be converted from the currency (the "first currency") in which the same is payable under this Deed of Guarantee or such order or judgment into another currency (the"second currency") for the purpose of (a) making or filing a claim or proof against the Guarantor, (b) obtaining an order or judgment in any court or other tribunal or (c) enforcing any order or judgment given or made in relation to this Deed of Guarantee, the Guarantor shall indemnify each Noteholder and Relevant Account Holder on demand against any loss suffered as a result of any discrepancy between (i) the rate of exchange used for such purpose to convert the sum in question from the first currency into the second currency and (ii) the rate or rates of exchange at which such Noteholder or Relevant Account Holder may in the ordinary course of business purchase the first currency with the second currency upon receipt of a sum paid to it in satisfaction, in whole or in part, of any such order, judgment, claim or proof. This indemnity constitutes a separate and independent obligation of the Guarantor and shall give rise to a separate and independent cause of action.

9. Deed Poll; Benefit of Guarantee

9(A) This Deed of Guarantee shall take effect as a Deed Poll for the benefit of the Noteholders and the Relevant Account Holders from time to time and for the time being.

9(B) The Guarantor hereby acknowledges and covenants that the obligations binding upon it contained herein are owed to, and shall be for the benefit of, each and every Noteholder and Relevant Account Holder, and that each Noteholder and each Relevant Account Holder shall be entitled severally to enforce the said obligations against the Guarantor.

9(C) The Guarantor may not assign or transfer all or any of its rights, benefits and obligations hereunder except for the purpose of and followed by a reconstruction, amalgamation, reorganisation, merger or consolidation of the Guarantor on terms approved by an Extraordinary Resolution of the Noteholders (in the case of Notes issued by Iberdrola International B.V.) or a resolution of the relevant Syndicate of Noteholders (in the case of Notes issued by Iberdrola Finanzas, S.A.U.) or to comply with any mandatory requirements set forth by any regulation, directives or rules issued by the Spanish government or the relevant administrative authority in connection with the reorganisation of the Spanish electricity sector.

10. Provision of Information

The Guarantor hereby covenants in favour of each Prospective Purchaser (as defined in the Deed of Covenant) that it will duly perform and comply with the obligations expressed to be undertaken by it in Condition 2(g) (*Restricted Securities*).

11. Provisions Severable

Each of the provisions in this Deed of Guarantee shall be severable and distinct from the others and the illegality, invalidity or unenforceability of any one or more provisions under the law of any jurisdiction shall not affect or impair the legality, validity or enforceability of any other provisions in that jurisdiction nor the legality, validity or enforceability of any provisions under the law of any other jurisdiction.

12. Notices

Notices to the Guarantor will be deemed to be validly given if delivered at Iberdrola, S.A., Departamento de Financiación, C. Gardoqui 8, 48008 Bilbao, Spain (or at such other address and for such other attention as may have been notified to Noteholders in accordance with the terms and conditions of the Notes), or sent by fax (fax no: +34 944 16 6701). A notice or communication will be deemed received (if by fax) when a transmission report shows the fax has been sent, (if by telex) when a confirmed answer is received at the end of the transmission and (if by writing) when delivered, provided that any notice or communication which is received outside business hours or on a non-business day in Madrid shall be deemed received at the opening of business on the next following business day in Madrid.

13. Law and Jurisdiction

13(A) **Governing Law:** This Deed and all matters arising from or connected with it are governed by and shall be construed in accordance with English law.

13(B) **English courts:** The courts of England have exclusive jurisdiction to settle any dispute (a "Dispute"), arising from or connected with this Deed of Guarantee (including a dispute regarding the existence, validity or termination of this Deed of Guarantee) or the consequences of its nullity.

13(C) **Appropriate forum:** The Guarantor agrees that the courts of England are the most appropriate and convenient courts to settle any Dispute and, accordingly, that it will not argue to the contrary.

13(D) **Rights of the Noteholders and Relevant Account Holders:** Clause 13(B) (English courts) is for the benefit of the Beneficiaries only. As a result, nothing in this Clause 13 (Law and Jurisdiction) prevents the Noteholders and Relevant Account Holders from taking proceedings relating to a Dispute ("Proceedings") in any other courts with jurisdiction. To the extent allowed by law, the Noteholders and Relevant Account Holders may take concurrent Proceedings in any number of jurisdictions.

13(E) **Process agent:** The Guarantor agrees that the documents which start any Proceedings and any other documents required to be served in relation to those Proceedings may be served on it by being delivered to The Law Debenture Trust Corporation p.l.c. at Fifth Floor, 100 Wood Street, London EC2V 7EX or, if different, its registered office for the time being or at any address of the Guarantor in Great Britain at which process may be served on it in accordance with Part XXIII of the Companies Act 1985. If such person is not or ceases to be effectively appointed to accept service of process on behalf of the Guarantor, the Guarantor shall, on the written demand of any Noteholder or Relevant Account Holder addressed and delivered to the Guarantor appoint a further person in England to accept service of process on its behalf and, failing such appointment within 15 days, any Noteholder or Relevant Account Holder shall be entitled to appoint such a person by written notice addressed to the Guarantor and delivered to the Guarantor. Nothing in this paragraph shall affect the right of any Noteholder or Relevant Account Holder to serve process in any other manner permitted by law. This clause applies to Proceedings in England and to Proceedings elsewhere.

This Deed has been duly executed on the date stated at the beginning.

IN WITNESS WHEREOF this Deed has been executed as a deed by the Guarantor and is intended to be and is hereby delivered on the date first above written.

DESCRIPTION OF IBERDROLA INTERNATIONAL

General information

Iberdrola International B.V. ("Iberdrola International"), a wholly-owned subsidiary of Iberdrola S.A. ("Iberdrola"), was incorporated as a private company with limited liability (*besloten vennootschap*) on 10 September 1992 under the laws of The Netherlands. The registered office of Iberdrola International is Rokin 55, 1012 KK Amsterdam, with telephone number +31 20 521 4777. Iberdrola International is registered in the Commercial Register at the Amsterdam Chamber of Commerce under number 33241226. Iberdrola International was incorporated for an indefinite period.

Share capital

Iberdrola International's issued and paid-up share capital is 388,000 euro, divided into 776 ordinary shares of 500 euro each. The whole of the issued and paid-up share capital of Iberdrola International is owned by Iberdrola. There are currently no arrangements in place, the operation of which may at a future date result in a change of control of Iberdrola International. There are no measures in place to ensure that the control of Iberdrola International by Iberdrola is not abused.

Business

Iberdrola International is a finance company which is authorised to raise funds by issuing negotiable instruments in the capital and money markets. The net proceeds from the issuance of these instruments will be used to prepay maturing debt and for the general corporate purposes of the Iberdrola Group. Iberdrola International is dependent on Iberdrola to service its obligations under these instruments.

Management

The members of Iberdrola International's Board of Management are detailed in the following table:

Name	*Function*
Mr. G.A.R. Warris	Managing director
Mr. J.C.M. Veerman	Managing director
Mr. J.J. van Ginkel	Managing director
Mr. R. Orjales Venero	Managing director

The business address of each member of the Board of Management is Rokin 55 — 1012 KK Amsterdam — The Netherlands.

No conflict of interest has been notified to Iberdrola International between the duties of the members of the Board of Management and their private interests or other duties. None of the members of the Board of Management performs any significant activities outside Iberdrola International.

Material contracts

The material contracts entered into by Iberdrola International (other than in its ordinary course of business) which are relevant to its ability to meet its obligations in respect of the Programme are the Dealership Agreement, the Agency Agreement and the Deed of Covenant.

DESCRIPTION OF IBERDROLA FINANZAS

General information

Iberdrola Finanzas, S.A.U. ("Iberdrola Finanzas"), a wholly-owned subsidiary of Iberdrola, was incorporated on 16 February 2005 as a corporation (*sociedad anónima*) under the laws of Spain. The registered office of Iberdrola Finanzas is Cardenal Gardoqui 8, Bilbao, Spain, with telephone number +34 94 415 1411. Iberdrola Finanzas is registered at Volume 4525, Book 0, Sheet BI-41875, Folio 89, entry no. 1 in the Biscay Commercial Registry. Iberdrola Finanzas was incorporated for an indefinite period.

Share capital

Iberdrola Finanzas's issued and paid-up share capital is 61,000 euro, divided into 61 ordinary registered shares of 1,000 euro each. The whole of the issued and paid-up share capital of Iberdrola Finanzas is owned by Iberdrola. There are currently no arrangements in place, the operation of which may at a future date result in a change of control of Iberdrola Finanzas. There are no measures in place to ensure that the control of Iberdrola Finanzas by Iberdrola is not abused.

Business

Iberdrola Finanzas's corporate purpose is the issuance of debt securities, whether on a subordinated basis or not, which are to be traded on the Spanish and international markets. The net proceeds from the issuance of the debt securities will be deposited with Iberdrola and used for the general corporate purposes of the Iberdrola Group. Iberdrola Finanzas is dependent on Iberdrola to service its obligations under these debt securities.

Management

Iberdrola Finanzas is managed by two Joint Directors, Mr. Jesús Martínez Pérez and Mr. Juan Carlos Rebollo Liceaga. The business address of each Joint Director is Cardenal Gardoqui 8, Bilbao, Spain.

No conflict of interest has been notified to Iberdrola Finanzas between the duties of the Joint Directors of Iberdrola Finanzas and their private interests or other duties. None of the Joint Directors performs any significant activities outside Iberdrola Finanzas.

Material contracts

The material contracts entered into by Iberdrola Finanzas (other than in its ordinary course of business) which are relevant to its ability to meet its obligations in respect of the Programme are the Dealership Agreement, the Agency Agreement, the Deed of Covenant and each Public Deed entered into in respect of Notes issued under the Programme.

DESCRIPTION OF IBERDROLA

General information

Iberdrola, S.A. ("Iberdrola") is a listed corporation which was incorporated for an indefinite period in 1901. Iberdrola is registered in book 17 of the Companies Section, folio 114, sheet 901, entry no. 1 in the Biscay Commercial Registry. Its present name was adopted by at the General Shareholders' Meeting held on November 1, 1992, formalised in a deed executed on December 12 1992 and recorded with the Biscay Commercial Registry in volume BI-223 of the General Companies Section, folio 156, sheet BI-167-A, entry no. 923, following the merger of Iberduero and Hidroeléctrica Española, S.A..

Iberdrola (together with its subsidiaries) (the "Iberdrola Group" and the "Group") is now one of the world's leading private electricity companies in terms of market capitalisation and the number of clients it serves.

Iberdrola's registered offices are in Bilbao (Spain), at calle Cardenal Gardoqui, 8, with telephone number +34 94 415 1411.

Share capital and major shareholders

Iberdrola's shares are listed on the Spanish stock exchanges and admitted to listing on the Spanish electronic stock market, energy sector, electricity sub-sector, and are included in the IBEX-35 index. In addition, since 23 June 2003, Iberdrola's shares have been included in the FTSE EuroStoxx 100 index and, since 1 September 2003, in the EuroStoxx 50 index.

As at 31 March 2006, there were 901,549,181 shares in issue all of which are fully subscribed and paid up. The nominal value of the shares is three euros each. As at 31 March 2006, the closing price was 26.04 euros, resulting in a market capitalisation of 23,476,340,673.24 euros. All of Iberdrola's shares are ordinary shares, represented in book-entry form and the book-entry registry is kept by *Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.* (Iberclear), domiciled at Pedro Teixeira No. 8, Madrid.

According to information available to Iberdrola, no single person (or group of persons) controls Iberdrola but significant shareholders holding more than 5 per cent. of Iberdrola's ordinary share capital (as at 31 March 2006) were Bilbao Bizkaia Kutxa (7.502 per cent.) and Banco Bilbao Vizcaya Argentaria, S.A. (5.415 per cent.).

Iberdrola's position within the Group

Iberdrola is the parent company of the Iberdrola Group. Under the Electricity Industry Law (*Ley 54/1997, de 27 de Noviembre, del Sector Electrico*), companies carrying out regulated activities in the electricity sector in Spain must carry out those activities separately to their non-regulated activities. Under the Electricity Industry Law, distribution is a regulated activity and supply and generation are unregulated activities.

By means of a resolution adopted at the General Shareholders' Meeting held on 3 April 2000, the Iberdrola Group separated its activities as of 1 July 2000 in order to comply with the Electricity Industry Law. Accordingly, the Group's generation activities are carried out by Iberdrola Generación S.A.U, the Group's distribution activities (for electricity) are carried out by Iberdrola Distribución Eléctrica S.A.U, and the Group's non-regulated activities are carried out by Iberdrola and its other subsidiaries.

Following this separation of activities, all historical debt of the Iberdrola Group remains at Iberdrola.

The corporate structure of the Iberdrola Group as at 26 April 2006 is as follows:



Iberdrola International B.V.
100%
9.5%
EDP
Iberdrola Finanzas, S.A.U.
100%
3%
REE
GALP
4%
100%
100%
100%
100%
100%
100%
Iberdrola Distribución Eléctrica S.A.U.
Iberdrola Inmobiliaria, S.A.U.
Iberdrola Generación S.A.U.
Iberdrola Energia S.A.U.
Iberdrola Energias Renovables II S.A.U.
Iberdrola Ingenieria y Construcción S.A.U.

Business

The Iberdrola Group is split into six strategic divisions (see table below). The Group's principal activities are the generation and distribution of electricity but, as can be seen from the table, the Group is also involved in other businesses, including consultancy services and gas retailing. The Group operates primarily in Spain but also has significant other investments, particularly in Mexico and Brazil.

Division	*Entity*	*Description*	*%**
Distribution	Iberdrola Distribución Eléctrica, S.A.U.	Distributes electricity via its distribution network throughout Spain	19%
Real Estate	Iberdrola Inmobiliaria, S.A.U.	Promotion of real estate	5%
Generation	Iberdrola Generación, S.A.U.	Produces electricity, markets and trades energy products, supplies fuel and power services in general (Spain only)	43%
International Business	Iberdrola Energía S.A.U.	Generation and distribution of electricity internationally, primarily across Mexico and Brazil	16%
Renewable Energy	Iberdrola Energías Renovables II S.A.U.	Generates renewable energy from mini hydroelectric and wind	14%
Consultancy	Iberdrola Ingeniería y Construcción S.A.U.	Energy consulting, real estate and engineering	3%

*Percentage of Group EBITDA for the financial year ended 31 December 2005.

Group generation activities (including renewables)

General

As at 31 December 2005, the Group's installed capacity was 27,791 MW. This represented an increase of 10.1 per cent. in installed capacity (+2,553 MW) during 2005. The main contribution to this growth came from new capacity from renewable energy sources (+604 MW) and from combined cycle plants (+1,714 MW) both in Spain and Latin America.

Electricity generation also grew during 2005 by 0.9 per cent. (over 2004 figures) (equivalent to 83,009 MWh during 2005). This increase in generation was achieved despite a 44.6 per cent. decrease in hydro-generation in 2005 (as compared with 2004): in the same period, generation from combined cycle plants increased by 36.8 per cent. and generation from renewable energy by 30.4 per cent. Of the total electricity generated by the Group, 63,582 GWh was generated in Spain (a 3.5 per cent. decrease compared to 2004) and 19,427 GWh in Latin America (an 18.2 per cent. increase over 2004).

The breakdown of the Group's capacity and generation by technology is shown in the following table:

Operating Data		*2005*	*2004*	*%*
Installed capacity	MW	27,791	25,237	10.1
Gas combined cycle	MW	6,897	5,183	33.1
Renewable energy	MW	3,810	2,257	18.8
Hydroelectric	MW	9,118	8,969	0.4
Nuclear	MW	3,344	3,335	0.3
Fuel-oil	MW	2,889	2,902	0.0
Coal	MW	1,253	1,247	0.5
Cogeneration	MW	480	295	62.7
Net production	GWh	83,009	82,304	0.9
Gas combined cycle	GWh	31,693	23,162	36.8
Renewable energy	GWh	7,058	5,413	30.4
Hydroelectric	GWh	8,816	15,922	(44.6)
Nuclear	GWh	23,212	26,438	(12.2)
Fuel-oil	GWh	3,431	2,417	42.0
Coal	GWh	6,945	7,057	(1.6)
Co-generation	GWh	1,854	1,895	(2.2)

Generation — Spain

In 2005, the Spanish generation business obtained consolidated pre-tax results of 940.7 million euros and 620.5 million euros after tax, contributing 44.9 per cent. to the Group's consolidated results.

The Group's generation under the ordinary regime (which excludes generation from renewable energy sources and from co-generation plants) totalled 55,064 million kWh in 2005, 6.7 per cent. down on the figure for 2004. During this period, hydroelectric generation was 7,657 million kWh (47.3 per cent. less than 2004); combined cycle generation was 13,819 million kWh (60.4 per cent. more than 2004); and nuclear power generation was 23,212 million kWh (12.2 per cent. less than 2004).

Renewable energy — Spain

At the end of 2005, the Group had stakes in 3,810 MW of installed capacity in renewable energy facilities (represented by 3,494 MW of wind power and 316 MW in mini-hydroelectric plants). This capacity accounted for 13.7 per cent. of the Group's total installed capacity on 31 December 2005.

Electricity generated by the Iberdrola Group from renewable sources in 2005 totalled 7,058 million kWh, an increase of 30.4 per cent. over the previous year. This generation level accounted for 11.1 per cent. of the Group's total generation in 2005.

Latin America

In Latin America installed capacity as at 31 December 2005 was 3,289 MW. In 2005, total generation in Latin America rose by 18.2 per cent. (as compared with 2004) to 19,427 GWh. Most of this generation (92 per cent.) is attributable to combined cycle plants, primarily in Mexico (Monterrey (1,037 MW), Altamira (1,036 MW), La Laguna (500 MW) and Enertek (120 MW)). The remaining combined cycle generation was contributed by the Termopernambuco plant in Brazil. In addition, the Itapebí hydro facility in Brazil contributed with 450 MW. The Group holds its Brazilian assets through its 39% stake in Neoenergia, an electric group owned by the Group with Banco do Brazil and Prevί as partners.

The Iberdrola Group intends to consolidate its position as the leading private producer of electricity in Mexico. Its contracted capacity in Mexico, 4,949 MW, is expected to be fully operational by 2007, according to the following schedule:

Installed capacity	*MW*	*Operating*
Enertek	120	Yes
Monterrey	1,037	Yes
Altamira IV	1,036	Yes
La Laguna	500	Yes
Altamira V	1,121	2006
Tamazunchale	1,135	2007

Distribution activities

General

The Iberdrola Group distributed a total of 122,904 GWh in 2005, a 4.9 per cent. increase compared to 2004. Of this total, 96,295 GWh was distributed in Spain (a 4.4 per cent. increase over 2004) and the remainder in Latin America.

Customers under management rose by 0.4 million in 2005 to reach 17.8 million as at 31 December 2005.

		2005	*2004*	*%*
Energy distributed	GWh	117,115	122,904	4.9
Customers under management	No. (mil.)	17,4	17,8	2.3

Spain

In 2005, the Spanish distribution business obtained consolidated results of 287.7 million euros after tax, contributing 20.8 per cent. to the Group's consolidated results.

The Iberdrola Group's distribution network covers more than 190,000 square kilometres in 32 provinces spread over 14 Spanish communities, serving a population of more than 15 million.

The Group ended 2005 with 9.7 million clients and electricity consumption during 2005 amounted to 96,295 million kWh (an increase of 4.4 per cent. over 2004). The Group's share of the mainland distribution market was close to 40 per cent. (source: Red Electrica Español) and its quality of service improved by 10 per cent. in 2005 (1.68 hours in 2005, compared to 1.88 hours in 2004), as measured by the System Interruption Index ICEIT.

Latin America

In Latin America, electricity consumption in 2005 was 26,609 million kWh. The Group ended 2005 with 8.1 million clients in Latin America.

Implementation of Strategic Plan

During 2005, the Iberdrola Group continued to implement the Group's Strategic Plan. The Strategic Plan was first implemented in 2001 and, since that date, has evolved to meet the changing business environment in which the Group operates.

Increase in installed capacity

The Group increased installed capacity during 2005 by 2,553 MW (to 27,791 MW) over installed capacity at the end of 2004, an increase of 10 per cent. Since the Strategic Plan was first implemented, installed capacity has increased by 7,933 MW in Spain (a 48 per cent. increase). Of this increase in Spain, 50 per cent. is attributable to combined cycle plants and 42 per cent. to renewable energy. In Latin America, installed capacity has increased by 3,289 MW, which is principally attributable to the Group's combined cycle plants in Mexico.

Combined cycle plants (Spain)

The Group's installed capacity in combined cycle plants in Spain increased to 4,000 MW during 2005. This meant that the Group achieved the objective set out in the initial Strategic Plan a year in advance. This capacity derives from nine combined cycle plants, two of which (Acera and Arcos III, with a combined capacity of 1,200 MW) became operational during 2005. Acera has been operational

since 1 July 2005. Arcos III completes the installations at Arcos de la Frontera, with a total capacity of 1,600 MW. The Iberdrola Group is also in the process of building up further capacity, so that during 2007 installed capacity from Spanish combined cycle plants will be 5,600 MW.

Renewable energy

As at 31 December 2005, the Group had installed capacity from renewable sources of 3,810 MW (3,494 MW from wind farms and 316 MW from mini-hydroelectric plants). This meant that the Group achieved the objective set out in the initial Strategic Plan a year in advance. Since first implementing the Strategic Plan, the Group has increased its installed capacity from renewable sources more than sevenfold. The increase during 2005 was 19 per cent. The Group's aim is to increase installed capacity from renewable sources to 6,200 MW in 2008, with 1,200 MW of this capacity being outside Spain.

Latin America

In 2005, generation in Latin America increased to 19,427 GWh, 2,994 GWh more than in 2004. The main reasons for the increase in generation have been the increased availability of the Group's combined cycle plants in Mexico (Monterrey, Altamira, Enertek and La Laguna) and Brazil (Termopernambuco).

Distribution in Spain

During 2005, the Group's distribution business has continued to grow, reaching 17.8 million clients. As a result of investments since the implementation of the Strategic Plan (totalling more than 2,400 million euros) the Group achieved a record customer satisfaction record in Spain: the distribution interruption time was 1.68 hours (source: Systems Interruption Index ICEIT).

Financial resources

During 2005, the Iberdrola Group has continued to refinance its debt, taking advantage of favourable market conditions. The average life of the Group's debt increased during 2005 and its aggregate cost reduced from 4.63 per cent. to 4.55 per cent. As a result, since implementation of the Strategic Plan, leverage (excluding the effect of the tariff deficit) has reduced from 57.6 per cent. to 56.5 per cent.

Regulation

Both Iberdrola and certain of the fully and proportionally consolidated subsidiaries engage in electricity business activities in Spain and abroad. The following is a description of the main regulations currently in force in Spain, Mexico and Brazil, the principal markets in which the Group operates.

Spain

General

On 11 December 1996, the Ministry of Industry and Energy and the main electric utilities, including Iberdrola, signed a protocol for the establishment of a new regulatory framework for the Spanish electricity system. On 27 November 1997, the Electricity Industry Law (*Ley 54/1997, de 27 noviembre, del Sector Eléctrico*) was passed. This Law gave statutory force to the principles of this protocol and implemented in Spanish legislation the provisions set forth in Directive 96/92/EC concerning common rules for the internal market in electricity.

The Electricity Industry Law and subsequent implementing legislation established, *inter alia*, the following principles:

- Introduction of competition in power generation
  Since 1 January 1998, producers of electricity, other than the special cases and exceptions provided for in the Electricity Industry Law, have tendered hourly bids for the selling price of electricity of each of the production units owned by them. The operating order of the production units is established on the basis of the lowest bids made until demand is satisfied in each programming period. The power generated is remunerated in each programming period at the bid price tendered for the last facility whose start-up was required to satisfy demand. The generating facilities also receive remuneration for the capacity guarantee that each of them effectively provides to the system and for the supplementary services required to guarantee

adequate supply. The organisation and regulation of the electricity production market was defined and implemented by Royal Decree 2019/1997.

The installation of new generating facilities is deemed to be deregulated, without prejudice to the obtainment of the necessary authorizations.

Producers are entitled to use in their generating facilities the primary energy sources that they deem most appropriate, subject to such restrictions in respect of the environment, etc. as might be provided for in current legislation.

The Electricity Industry Law envisages the possibility of giving operating priority to facilities which use Spanish energy sources (Spanish coal, etc.), up to a limit of 15% of the total amount of primary energy required for electricity production, provided that this is compatible with the free market.

The owners of the electricity production facilities with an installed capacity of less than 50 MW may opt to sell the power to the distributor that are connected at the regulated rate or to sell the power freely to the market through the system managed by the Market Operator at the price prevailing in the organized market supplemented by an incentive and, where applicable, by a premium.

- Guarantee of the proper functioning of the system

  Red Eléctrica de España, S.A. carries on the transmission management and system operation activities which, pursuant to the Electricity Industry Law, have been unbundled for accounting purposes.

  The Electricity Industry Law also defines and assigns the responsibility for the economic management of the system to Operador del Mercado Ibérico de Energía — Polo Español, S.A. (OMEL), which is in charge of the mechanisms for receiving bids, matching demand to supply and making the notifications required to establish the production market.

- Progressive deregulation of electricity supply, and introduction of the retailing activity

  The Electricity Industry Law provides for the progressive deregulation of electricity supply by progressively allowing the various types of customer to choose their supplier (by becoming "eligible customers"). On 1 January 2003, all levels of electricity consumption were deregulated.

  The Electricity Industry Law provides for the right of eligible customers and retailing companies to use transmission and distribution systems and establishes a single fee applicable to the whole of Spain for this purpose, without prejudice to the differing electricity prices based on voltage level, the use made of the systems or the features of consumption depending on whether transmission or distribution systems are involved. Royal Decree 1164/2001, which established the fees for access to the electricity transmission and distribution systems, was published on 26 October 2001.

  Under the Electricity Industry Law, the remuneration of the distribution activity must be based on the costs required to carry on this activity, using a model characterising the various distribution areas, and on other parameters. A Ministry of Industry and Energy Order dated 14 June 1999, established the remuneration of the electricity distribution activity and the means for determining it from 1998 onwards. This overall remuneration is calculated largely on the basis of the remuneration through 31 December 1997, adjusted from 1998 onwards on the basis of the variations in electricity demand and in the Consumer Price Index and of certain efficiency parameters. The remuneration will initially be shared out among the electric utilities on the basis of the percentages of the total remuneration of the system corresponding to each utility under the former remuneration system. These percentages will be adapted progressively (over 16 years) to various parameters, including, *inter alia*, those resulting from the so-called "reference system model", which defines the system based on the geographical areas in which each utility carries on its electricity distribution business.

  Remuneration of the transmission activity, which includes the facilities with nominal operating voltage levels equal to or over 220 kV, will basically continue to be governed by the system in place through 1998, based on actual physical units and on standard investment, operating and maintenance costs, and the other costs required to carry on this activity.

On 1 December 2000, Royal Decree 1955/2000, regulating the transmission, distribution, retailing and supply activities and electricity facility authorisation procedures, was approved. The basic aim of this Royal Decree was to establish the measures required to guarantee the supply of power and the authorisation procedures relating to all electricity facilities that are the responsibility of the Spanish government.

- Price determination and rate structure

  Royal Decrees 2017/1997 and 1432/2002 establish, *inter alia*, the various cost components that must be taken into account when determining the annual average rate, and an objective rate calculation methodology that permits the full eligibility of all consumers, while simultaneously ensuring that the service is provided in adequate conditions and affords the utilities an element of predictability that enables them to make their investments under conditions of relative stability.

  Royal Decree 1432/2002 provides that the variation in the average electricity rate cannot, in principle, exceed 1.4 per cent., although it establishes certain revision criteria which, if applied, can give rise to an additional upward variation of 0.6 per cent. or to the corresponding downward variation.

  Royal Decree 1556/2005 establishing the electricity rate for 2006 was published on 28 December 2005. This Royal Decree sets the average increase in the average rate or reference rate for the sale of electricity for 2006 at 4.48 per cent. with respect to the rate that came into force on 1 January 2006.

  In order to guarantee a smooth transition and the financial viability of the utilities during the transition to a competitive market, an initial ten-year transitional period, from 1998 through 2007, was established, in which the aforementioned fixed remuneration for the transition to competition was envisaged for the utilities in the system. This transitional period was extended through 2010 pursuant to Royal Decree-Law 2/2001 amending Transitional Provision Six of Electricity Industry Law and certain Articles of Antitrust Law 16/1989.

- Unbundling of activities

  The corporate purpose of companies which carry on any of the activities regulated in the Electricity Industry Law (economic and technical management of the system, transmission and distribution) must be confined exclusively to these activities and, accordingly, these companies may not carry on non-regulated activities (e.g. production, retailing to eligible customers, other non-electricity activities or activities abroad), without prejudice to the acknowledged entitlement of distributors to make sales to customers under the rate system.

  However, incompatible activities may be carried on within the same group of companies, provided that they are performed by different companies. Royal Decree 1866/2004, amended by Royal Decree 60/2005, established a National Plan for the Assignment of Emission Rights in compliance with the Kyoto Protocol approved on 11 December 1997 within the United Nations Framework Convention on Climate Change in order to reduce greenhouse gas emissions. This three-year Plan came into force on 1 January 2005. The emission rights assigned to the electricity industry for this period amount to 268.98 million tonnes of CO_2, of which 38.34 million tonnes correspond to facilities of the Iberdrola Group.

Tariff deficit

In 1998, as a result of the entry into force of the Electricity Industry Law and implementing regulations, intercompany settlements were created. These settlements are made by the Spanish National Energy Commission and take the form of collections from or payments to other electric utilities in order to redistribute pool revenues, net of the energy purchases made to cover demand by customers supplied under the pool system. Accordingly, each utility receives the revenues effectively recognised for it in relation to the regulated distribution and transmission activities and also receives compensation for the costs associated with the transition to competition.

A Ministry of Economy Order dated 21 November 2000, established the method for allocating among the various utilities the shortfalls in revenues (i.e. the negative difference between the collections made by the Spanish electric utilities each year from sales of services under the pool system to their customers and the remuneration of the various activities and system costs) that might arise in the settlement of the revenues relating to the regulated activities for 2000 and subsequent years. This order also recognised that the amounts assigned to and discounted from each utility in

this connection will be taken into account when calculating the balance of the costs of transition to competition recognized for each utility. As a result, the recovery of the transition costs was made conditional upon the existence in 2000 to 2010 of sufficient positive differences between the average revenues obtained through the pool and the system costs.

Royal Decree 1432/2002 established that, in the period from 2003 to 2010, the average rate will include as one of its components the annual amount required to recover on a straight-line basis the net present value of the revenue shortfall relating to the regulated activities from the supply of electricity arising before 31 December 2002. As a result of the foregoing, pursuant to Ministry of Economy Order ECO/2714/2003 establishing the entitlement to and the amounts of the regulatory credit for the aforementioned shortfall in revenues and the procedure for securitizing and assigning these amounts, in 2003 the Iberdrola Group decided to assign without recourse the collection right corresponding to it in this connection.

Iberdrola estimates that the final settlements for regulated activities relating to 2005 will give rise to surplus revenues for the industry, which will be shared out among the electric utilities entitled to receive the fixed remuneration based on the allocation criteria provided for in current legislation.

In 2005, the combination of high fuel prices in the international markets with the start of the emission trading scheme for greenhouse gases and an extreme low domestic hydraulic production drove energy pool prices to radically overcome the reference price set in the tariff. That situation led to new tariff imbalances between €3bn and €3.5bn. Nevertheless the above mentioned Royal Decree 1556/2005 that establishes the electricity rate for 2006 points in its first article to the full recovery for each company of the amounts of 2005 imbalances covered along this year, together with the financing costs. The Government is engaged to revise the electricity tariff by 1 July 2006 to facilitate this recovery.

New electric pool regulation

The Government, through Royal Decree — Law 3/2005, issued 24 February 2006, has approved new measures intended to curb tariff shortfalls. The new measures comprise the clearing of most short and long positions with a provisional settlement price (to be definitively set according to an objective and transparent criteria) and the offsetting of free emission rights of greenhouse gases in case the tariff deficit is maintained. These measures are not yet fully implemented (short and long positions clearing is expected to be replaced by a bilateral contract scheme between generators and retail suppliers at regulated price).

Mexico

Regulation of the electricity sector in Mexico is contained in Articles 27 and 28 of the Mexican constitution and the Electricity Law (*Ley del Servicio Público de Energía Eléctrica*). The Mexican constitution classifies the provision of electricity as a public service.

The state bodies entrusted with the generation, transmission, distribution and sale of electricity are the Comisión Federal de Electricidad (CFE), which controls all the Mexican territory except for the central zone, and Lux y Fuerza de Centro (LFC), which controls Mexico DC and part of the states of Mexico, Morelos, Hidalgo and Puebla. The regulatory bodies are as follows:

- *Secretaria de Energía* — This body's principal function is to oversee the country's energy policy. It must plan the medium to long term supply of energy.
- *Comisión Reguladora de Energía* — This is the body entrusted with regulating the activities of public and private operators in the Mexican gas and electricity sector. The CRE requires market operators to obtain licences for, amongst other things, self-generation, co-generation, independent generation, small generation, and importing and exporting energy.

Self-generation	Defined as the generation of electricity for use by persons related to the generator.	Monterrey U3 and 4 — 493MW
Independent generation	Defined as the generation of electricity from a plant whose capacity exceeds 30 MW and the electricity from which is sold exclusively to CFE or LFC or is to be exported.	4,289 MW (preliminary)

Co-generation	Defined as (a) generating electricity through steam or other thermal energy; (b) using thermal energy from other processes to generate electricity; and (c) using combustibles from other processes to generate electricity.	Enertek and Femsa Titàn in Monterrey 164 MW

The majority of the Iberdrola Group's generating capacity in Mexico is effected as independent generation. The relevant entities generating electricity using combined cycle technology and enter into 25 year offtake arrangements with the CFE. These contracts envisage a capacity payment, which is to recompense the relevant entity its investment in the project, its gas costs and its operating and maintenance costs. The gas costs are passed through to the end user, such that the plants operate on a tolling basis. The gas is supplied by Petròleos Mexicanos (PEMEX) or by the CFE.

The projects which are tendered internationally also incorporate an indexation formula. This is fixed for the duration of the contract. As such, the Iberdrola Group's revenues in Mexico from contracts with the CFE are those that are set out in the contracts and do not depend on resolutions from the CRE, even though generation of electricity is a regulated activity.

In self-generation and co-generation projects, the Group also enters into long term contracts with co-owners. The terms of these contracts are similar to those entered into with the CFE.

Brazil

Currently, generation companies enter into energy sale contracts with their distributors. These are bilateral contracts openly negotiated by the parties. Itapebi and Termope have entered into long term energy sale contracts with members of the Iberdrola Group.

Distributors have tariffs that are set every five years. There are two payments aspects to these tariffs:

- Group A costs: Non-manageable costs that the distributor must pass through: energy purchases, surcharges in each sector relating to the tariff and taxes that are ultimately levied upon the client.
- Group B costs: Costs derived from distribution, consisting of operation and maintenance costs, repayment of investments (the value of the distribution assets is determined and a rate of yield is applied to it) and a factor determined by reference to the distributor's efficiency.

Once the tariffs are set they form the basis of the charge for a period of five years, and every year the tariffs are updated to ensure that Group A costs are passed through and Group B costs increased in line with inflation and the defined efficiency factor.

Clients who consume large levels of energy can elect to participate in free trade. In this situation, the client buys the energy directly and pays the tariff to the distributor for the use of the distribution system in each zone.

Under a new scheme devised by the Lula government, no new bilateral contracts will be permitted between generators and distributors. The existing contracts will remain in place, but distributors will only be able to buy energy through a centralised public bidding system. The generator that offers the lowest price will win the auction.

Furthermore, distributors are to be responsible for making market projections. In the event that they fail to do so, distributors will be penalised. The reasoning behind this is that these projections will be used by the Government to determine the level of new capacity required to expand the system, and this will form the basis of the bidding process for future generation capacity.

Environmental matters

The Group's activities are subject to significant environmental regulation. This requires, amongst other things, that the Group commissions environmental impact studies for future projects and that it obtains the licences, permits and other authorisations required to construct and operate relevant projects. During the last years there has been a significant increase of environmental regulation in Spain and the European Union. These include in relation to carbon dioxide emissions and limitations on pollutant emissions from large installations.

Iberdrola is leader among the companies in its industry in the evaluation of Climate Strategy according to the evaluation of the analyst of the Dow Jones Sustainability Index, with 98 points out of

100. Iberdrola appears in third place in a ranking of the most noteworthy companies in the world in the management of greenhouse gases.

Furthermore, Iberdrola appears in the ranking of the 10 companies in the world that have contributed most to the reduction of greenhouse gases and have led in environmental management throughout the last 10 years. It holds first place among the electricity companies of the world that are included.

Iberdrola is included in the index of leading companies in climate change made within the framework of the Carbon Disclosure Project. This initiative, sponsored by more than 155 international investors representing capital of more than 21 trillion dollars, has the objective of providing information to investors on the main risks and opportunities relating to climate change as well as informing the management of companies of the growing interest of shareholders in these issues, given their impact on the value of the company.

Iberdrola has won the best score in its industry in environmental information according to the analysts of the Dow Jones Sustainability Index (100 out of 100) and of the Pacific Sustainability Index (with an evaluation twice that of the average for energy companies).

Insurance

The Group maintains insurance which provides cover against a number of risks, including property damage, fire, flood, third party liability and business interruption.

Employees

As at 31 December 2005, the Group had 11,146 employees.

Management

As provided by Article 32 of the By-Laws, management of Iberdrola is vested in a Board of Directors, its Chairman, an executive committee, called the Executive Committee and, if any and if agreed to by the Board of Directors, a Chief Executive Officer.

The Board of Directors must be composed of a minimum of nine (9) Directors and a maximum of twenty-one (21). The shareholders, acting at the General Shareholders' Meeting, have the power to appoint Directors for five year terms. If a vacancy arises, a Director may be appointed by the Board itself: any such appointment must be approved at the next General Shareholders' Meeting. The Board is currently composed of 19 Directors.

The Board of Directors, which meets with the frequency it deems appropriate, but at least once a month, has the widest powers and authority to manage, direct, administer and represent Iberdrola. It will entrust the day-to-day management of Iberdrola to the representative management decision-making bodies and will focus its activity on the general duty of supervision and on consideration of those matters which are of particular importance to Iberdrola.

The members of Iberdrola's Board of Directors at 26 April 2006 are detailed in the following table:

Function	*Name*	*Significant other activities*
Chairman and CEO:	Mr. José Ignacio Sánchez Galán[1]	Chairman of Desafío Español 2007, S.A.
Members:	Mr. Victor de Urrutia Vallejo[1][3]	Chairman of Compañía Vinícola del Norte de España, S.A.
	Mr. José Orbegozo Arroyo	Director of Patentes Talgo, S.A.
	Mr. César de la Mora y Armada[2]	
	Mr. Lucas María de Oriol López-Montenegro	
	Mr. Antonio Garay Morenés	
	Mr. Ricardo Álvarez Isasi[2]	
	Mr. Antonio María de Oriol y Díaz-Bustamante	
	Mr. Mariano Ybarra y Zubiria	
	Mr. José Ignacio Berroeta Echevarría[1][3]	Director of Construcciones y Auxiliar de Ferrocarriles (CAF), S.A.
	Mr. Juan Luis Arregui Ciársolo[1][3]	Director of Gamesa Corporación Tecnológica, S.A.
	Mr. Julio de Miguel Aynat	Director of Metrovacesa, S.A.
	Mr. Sebastián Battaner Arias	Chairman of Bilbao Bizkaia Kutxa (BBK)
	Mr. Xabier de Irala Estévez[1]	
	Mr. Jesús María Cadenato Matía[1]	Director of the Large Industrial Corporations Area of Banco Bilbao Vizcaya Argentaria, S.A.
	Mr. Iñigo Víctor de Oriol Ibarra	
Secretary and Counsel:	Mr. Federico San Sebastián Flechoso	

(1) Also members of the Executive Committee
(2) Also members of the Audit and Compliance Committee
(3) Also members of the Nominating and Compensation Committee

The business address of each director is Cardenal Gardoqui 8, Bilbao, Spain.

The specific conflict of interest situations that arose during 2005 were resolved in accordance with the procedures set forth in the applicable rules and regulations described in section C.5 of 2005 Corporate Governance Report. These rules provide that members of the Board of Directors as well as any other person who, pursuant to applicable regulations, is designated by the Regulatory Compliance Unit, must refrain from taking part in or influencing decisions that may represent a conflict of interests between such members' or persons' own interests and those of Iberdrola and/or the Group. Any of these members or persons who believe that they may be subject to a conflict of interest shall consult with the Regulatory Compliance Unit before taking part in or influencing any such decisions.

The following is a brief description of conflict situations arising in 2005:

(a) All of Iberdrola's financial transactions in which significant shareholder BBVA participated (i) were negotiated and resolved without the participation of the Proprietary Director Mr. Jesús María Cadenato or of any other of the Directors who previously had such status until 20 April 2005, (ii) were submitted to the Board of Directors for approval, and (iii) were made public pursuant to applicable regulations.

(b) The same procedure was applied to supplies and other transactions contracted by Iberdrola with Lázaro Ituarte, S.A., with Gamesa Corporación Tecnológica, S.A. and with Corporación Eólica CESA, S.L., in which the Director Mr. Juan Luis Arregui Ciársolo is or was during 2005 a shareholder, Director, and Chairman of the Board, respectively, as well as with Turkish company DAS Engineering & Energy Investments Inc., in which a brother of the Director Mr. Lucas María de Oriol López-Montenegro was a member of the Board at the time of execution with Iberdrola of a services agreement for the development of energy business in Turkey.

(c) The Vice Chairman & Chief Executive Officer, Mr. José Ignacio Sánchez Galán, did not participate in the resolution adopted by the Board of Directors at its 20 April 2005 meeting, whereby it was approved, upon a proposal made by the Chairman, Mr. Iñigo de Oriol e Ybarra, that upon his ceasing to hold office as Chairman of the Board of Directors of Iberdrola, pursuant to the provisions of the Regulations of the Board of Directors, he would be replaced as Chairman by the Vice Chairman & Chief Executive Officer, Mr. José Ignacio Sánchez Galán.

Management Structure

The persons responsible for the day-to-day management of Iberdrola and their functions are as follows:

Function	*Name*
Management	
Chairman & Chief Executive Officer (CEO):	Mr. José Ignacio Sánchez Galan
General Secretary:	Mr. Federico San Sebastián Flechoso[1]
Deputy to the CEO:	Mr. Julián Martínez-Simancas Sánchez
Corporate divisions	
Administration, Control and Regulation:	Mr. José Luis San Pedro Guerenabarrena
Economic/Financial:	Mr. José Sáinz Armada
Human Resources and Services:	Mr. Fernando Becker Zuazua
Strategy and Development:	Mr. José Luis del Valle Doblado
Internal Audit:	Mr. Luis Javier Aranaz Zuza[2]
Business divisions	
Generation:	Mr. Francisco Martínez Córcoles
Distribution:	Mr. Javier Villalba Sánchez
Supply:	Mr. Salvador Font Estrany
Renewable Energy:	Mr. Pedro Barriuso Otaola
Latin America:	Mr. Gonzalo Pérez Fernández
Portugal:	Mr. Joaquim Pina Moura[1]

(1) The General Secretary, as Secretary of the Board, reports to this decision making body.
(2) Functionally controlled by the Board's Audit and Compliance Committee.

Material contracts

The material contracts entered into by Iberdrola (other than in its ordinary course of business) and which are relevant to the its ability to meet its obligations in respect of the Programme are the Dealership Agreement, the Agency Agreement and the Guarantee.

Recent events

In connection with Gas Natural's takeover offer for Endesa, a bid announced on 5 September 2005, Iberdrola and Gas Natural entered into an agreement for the sale of assets, an agreement subject both to the success of the takeover offer and to obtaining the pertinent administrative approvals and authorisations from third parties. According to the terms of the agreement, Iberdrola agrees to buy generation plants and natural gas and electricity supply points in Spain, along with power stations in Italy and 65 per cent. of the French company SNET. Iberdrola has also expressed interest in other assets in areas of Latin America in which it already has a presence. Gas Natural's proposed takeover of Endesa was approved by the Council of Ministers on 3 February 2006, subject to certain conditions. Iberdrola believes that this approval does not affect, in principle, its agreement with Gas Natural. It is currently not certain if Gas Natural's proposed takeover of Endesa will be successful.

SUBSCRIPTION AND SALE

Subject to the terms and conditions contained in a dealership agreement dated 28 April 2006 (as amended or supplemented from time to time, the "Dealership Agreement") between the Issuers, the Guarantor, the Arranger and the Permanent Dealers, the Notes will be offered on a continuous basis by the Issuers, to the Permanent Dealers. However, each Issuer has reserved the right to sell Notes directly on its own behalf to Dealers which are not Permanent Dealers. The Notes may be resold at prevailing market prices, or at prices related thereto, at the time of such resale, as determined by the relevant Dealer. The Notes may also be sold by the relevant Issuer through the Dealers, acting as agents of such Issuer. The Dealership Agreement also provides for Notes to be issued in syndicated Tranches which are jointly and severally underwritten by two or more Dealers.

Each Issuer failing whom, the Guarantor, has agreed to indemnify the Dealers against certain liabilities in connection with the offer and sale of the Notes. The Dealership Agreement may be terminated in relation to all the Dealers or any of them by the Issuers or, in relation to itself and the Issuers only, by any Dealer, at any time on giving not less than ten business days' notice.

United States of America

Regulation S Category 2, TEFRA D, unless TEFRA C is specified as applicable in the relevant Final Terms. Rule 144 A eligible if so specified in the relevant Final Terms.

The Notes have not been and will not be registered under the U.S. Securities Act of 1933 (as amended) (the "Securities Act") and may not be offered or sold within the United States or to, or for the account or benefit or, U.S. persons except in certain transactions exempt from the registration requirements of the Securities Act. Terms used in this paragraph have the meanings given to them by Regulation S under the Securities Act.

Notes in bearer form are subject to U.S. tax law requirements and may not be offered, sold or delivered within the United States or its possessions or to a U.S. person, except in certain transactions permitted by U.S. tax regulations. Terms used in this paragraph have the meanings given to them by the U.S. Internal Revenue Code and regulations thereunder.

Each Permanent Dealer has represented and agreed, and each further Dealer appointed under the Programme will be required to represent and agree, that except as permitted by the Dealership Agreement, it will not offer, sell or deliver the Notes of any identifiable Tranche, (i) as part of their distribution at any time (ii) otherwise until 40 days after completion of the distribution of such Tranche as determined, and certified to the relevant Issuer, or the Fiscal Agent by such Dealer, or in the case of Notes issued on a syndicated basis, the Lead Manager, except in accordance with Rule 903 of Regulation S under the Securities Act or, as provided below, in accordance with Rule 144 A thereunder, within the United States or to, or for the account or benefit of U.S. persons, and it will have sent to each Dealer to which it sells Notes a confirmation or other notice setting forth the restrictions on offers and sales of the Notes within the United States or to, or for the account or benefit of U.S. persons.

In addition, until 40 days after the commencement of the offering, an offer or sale of Notes within the United States by any Dealer (whether or not participating in the offering) may violate the registration requirement of the Securities Act if such offer or sale is made otherwise than in accordance with Rule 144 A under the Securities Act (if available).

Such Dealers as may be specified in the relevant Final Terms may offer and sell Notes in accordance with Rule 144 A under the Securities Act ("144 A Resale") subject to compliance with all applicable United States selling restrictions.

In connection with any such 144 A Resale, each relevant Dealer will be required to represent and agree that (i) neither it nor any person acting on its behalf has made or will make offers or sales of Notes by any form of general solicitation or general advertising (as those terms are used in Rule 502 (c) under the Securities Act) and (ii) if required by law, it will deliver to each qualified institutional buyer purchasing a Note or Notes from it a Base Prospectus.

Each Series of Notes may also be subject to such further United States selling restrictions as the relevant Issuer and the relevant Dealer may agree and as indicated in the relevant Final Terms.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State"), each Permanent Dealer has represented and agreed, and each further Dealer appointed under the Programme will be required to represent and agree, that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the "Relevant Implementation Date") it has not made and will not make an offer of Notes to the public in that Relevant Member State, except that it may, with effect from and including the Relevant Implementation Date, make an offer of Notes to the public in that Relevant Member State:

(a) in (or in Germany, where the offer starts within) the period beginning on the date of publication of a prospectus in relation to those Notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive and ending on the date which is 12 months after the date of such publication;

(b) at any time to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(c) at any time to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(d) at any time in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an "offer of Notes to the public" in relation to any Notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe the Notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

For the avoidance of doubt, and notwithstanding the above, the Spanish selling restriction for Notes issued by Iberdrola Finanzas still applies for the issue of Notes herein.

United Kingdom

Each Permanent Dealer has represented and agreed, and each further Dealer appointed under the Programme will be required to represent and agree, that:

(a) in relation to any Notes which have a maturity of less than one year, (i) it is a person whose ordinary activities involve it in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of its business and (ii) it has not offered or sold and will not offer or sell any Notes other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or as agent) for the purposes of their businesses or who it is reasonable to expect will acquire, hold, manage or dispose of investments (as principal or agent) for the purposes of their businesses where the issue of the Notes would otherwise constitute a contravention of Section 19 of the Financial Services and Markets Act 2000 (the "FSMA") by the Issuers;

(b) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of any Notes in circumstances in which Section 21(1) of the FSMA does not apply to the Issuers or the Guarantor; and

(c) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to any Notes in, from or otherwise involving the United Kingdom.

The Netherlands

(1) **Notes issued by Iberdrola International:** Each Permanent Dealer has represented and agreed, and each further Dealer appointed under the Programme will be required to represent and agree, that any Notes issued by Iberdrola International B.V. ("Iberdrola International") with a maturity of less than 12 months that qualify as money market instruments will either have a minimum denomination of EUR 50,000 or be offered in or outside the Netherlands in circumstances where another exemption or a dispensation from the requirement to make a prospectus publicly available applies under Article 3, subsection 4 of the Securities Transactions Supervision Act 1995 (*Wet toezicht effectenverkeer 1995").*

(2) **Notes issued by Iberdrola Finanzas:** Each Permanent Dealer has represented and agreed, and each further Dealer appointed under the Programme will be required to represent and agree, that Notes (including rights representing an interest in a Global Note) issued by Iberdrola Finanzas, S.A.U. ("Iberdrola Finanzas") may only be offered in the Netherlands in accordance with the following conditions:

(a) such Notes shall upon the Issue Date have a specified denomination of at least EUR 100,000 (or the equivalent in other currency);

(b) either Iberdrola Finanzas is not reasonably able to identify any Dutch Resident holders of the Notes on the Issue Date or, to the extent Notes are issued directly to such holders or issued in circumstances where Iberdrola Finanzas is reasonably aware of their identity on or prior to the Issue Date, such Dutch Resident holders must qualify as professional market parties ("PMPs") and be verified as such by Iberdrola Finanzas on or prior to such Issue Date in accordance with the Dutch Central Bank's Policy Rule 2005 on key concepts of market access and enforcement of the Dutch Banking Act Exemption Regulation (*Beleidsregel 2005 kernbegrippen markttoetreding en handhaving Wtk 1992*); and

(c) all Notes are held at the time of issuance through a clearing system that is established in an EEA member state, the United States, Japan, Australia, Canada or Switzerland in which securities can only be held through a licensed bank or securities firm or directly by a member of such clearing system qualifying as a PMP.

"Dutch Resident" and "Dutch Residents" shall mean: individuals or legal entities established, domiciled or resident in the Netherlands.

Any Notes (including rights representing an interest in a Note in global form) issued by Iberdrola Finanzas that do not meet the above conditions may not be offered, sold, transferred or delivered, directly or indirectly, on their issue date or at any time thereafter, to individuals or legal entities who are established, domiciled or have their residence in the Netherlands and all such Notes shall bear a legend to the following effect:

"THIS NOTE (OR ANY INTEREST THEREIN) MAY NOT BE SOLD, TRANSFERRED OR DELIVERED TO INDIVIDUALS OR LEGAL ENTITIES WHO ARE ESTABLISHED, DOMICILED OR HAVE THEIR RESIDENCE IN THE NETHERLANDS ("DUTCH RESIDENTS").

EACH HOLDER OF THIS NOTE (OR ANY INTEREST THEREIN), BY PURCHASING SUCH NOTE (OR ANY INTEREST THEREIN), WILL BE DEEMED TO HAVE REPRESENTED AND AGREED FOR THE BENEFIT OF THE ISSUER THAT (1) SUCH NOTE (OR ANY INTEREST THEREIN) MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED TO DUTCH RESIDENTS OR TO ANYONE ACQUIRING FOR THE ACCOUNT OF A DUTCH RESIDENT AND (2) IT WILL PROVIDE NOTICE OF THE TRANSFER RESTRICTIONS DESCRIBED HEREIN TO ANY SUBSEQUENT TRANSFEREE."

(3) **Notes issued by Iberdrola International or Iberdrola Finanzas:** Each Permanent Dealer has represented and agreed, and each further Dealer appointed under the Programme will be required to represent and agree, that in addition and without prejudice to the relevant restrictions set out under (1) and (2) above, Zero Coupon Notes (as defined below) in definitive form issued by either Iberdrola International or Iberdrola Finanzas may only be transferred and accepted, directly or indirectly, within, from or into the Netherlands through the mediation of the relevant Issuer or a member of Euronext Amsterdam N.V. in

accordance with the Dutch Savings Certificates Act (*Wet inzake spaarbewijzen*) of 21 May 1985 (as amended). No such mediation is required: (a) in respect of the transfer and acceptance of rights representing an interest in a Zero Coupon Note in global form, or (b) in respect of the initial issue of Zero Coupon Notes in definitive form to the first holders thereof or (c) in respect of the transfer and acceptance of Zero Coupon Notes in definitive form between individuals not acting in the conduct of a business or profession, or (d) in respect of the transfer and acceptance of such Zero Coupon Notes within, from or into the Netherlands if all Zero Coupon Notes (either in definitive form or as rights representing an interest in a Zero Coupon Note in global form) of any particular Series are issued outside The Netherlands and are not distributed into The Netherlands in the course of initial distribution or immediately thereafter. As used herein "Zero Coupon Notes" are Notes that are in bearer form and that constitute a claim for a fixed sum against the relevant Issuer and on which interest does not become due during their tenor or on which no interest is due whatsoever.

Spain

(1) **Notes issued by Iberdrola International:** Each Permanent Dealer has represented and agreed, and each further Dealer appointed under the Programme will be required to represent and agree, that Notes may not be offered or sold in Spain by means of a public offer as defined and construed in Chapter I of Title III of Law 24/1988, of 28 July, on the Securities Act (as amended by Royal Decree Law 5/2005, of 11 March) and related legislation. This Base Prospectus has not been registered with the CNMV and therefore it is not intended for any public offer of Notes in Spain.

(2) **Notes issued by Iberdrola Finanzas:** Each Permanent Dealer has represented and agreed, and each further Dealer appointed under the Programme will be required to represent and agree, that Notes may not be placed in Spain in the primary market. This Base Prospectus has not been registered with the CNMV and therefore it is not intended for any public offer of Notes in Spain.

Japan

The Notes have not been and will not be registered under the Securities and Exchange Law of Japan (the "Securities and Exchange Law") and, accordingly, each Permanent Dealer has represented and agreed, and each further Dealer appointed under the Programme will be required to represent and agree, that it will not offer or sell any Notes, directly or indirectly, in Japan or to, or for the benefit of, any Japanese Person, or to others for reoffering or resale, directly or indirectly in Japan or to any Japanese Person except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and other relevant laws and regulations of Japan. For the purposes of this paragraph, "Japanese Person" shall mean any person resident in Japan, including any corporation or other entity organised under the laws of Japan.

General

These selling restrictions may be modified by the agreement of the relevant Issuer, the Guarantor and the Dealers following a change in a relevant law, regulation or directive. Any such modification will be set out in the Final Terms issued in respect of the issue of Notes to which it relates or in a supplement to this Base Prospectus.

No action has been taken in any jurisdiction that would permit a public offering of any of the Notes or possession or distribution of the Base Prospectus or any other offering material or any Final Terms in any country or jurisdiction where action for that purpose is required.

Each Dealer has agreed that, notwithstanding the specific selling restrictions set out herein, it will comply with all relevant laws, regulations and directives in each jurisdiction in which it purchases, offers, sells or delivers Notes or has in its possession or distributes the Base Prospectus, any other offering material, in all cases at its own expense.

Each Dealer has undertaken that it will obtain any consent, approval or permission required by it for the subscription, offer or sale by it of any Notes or possession or distribution by it of the Base Prospectus or any other offering material under the laws and regulations in force in any jurisdiction to which it is subject or in or from which it makes any subscription offer or sale.

FORM OF FINAL TERMS

Final Terms dated [●]

[Iberdrola International B.V.
(incorporated with limited liability in The Netherlands and having its corporate seat in Amsterdam) /

Iberdrola Finanzas, S.A.U.
(incorporated with limited liability in Spain)]

Issue of
[Aggregate Nominal Amount of Tranche] [Title of Notes]

Guaranteed by
Iberdrola, S.A.

Under the EUR10,000,000,000
Euro Medium Term Note Programme

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Terms and Conditions of Notes issued by [Iberdrola International B.V. / Iberdrola Finanzas, S.A.U.] set forth in the Base Prospectus dated 28 April 2006 [and the supplemental Prospectus dated [●]] which [together] constitute[s] a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "Prospectus Directive"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Base Prospectus [as so supplemented]. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Base Prospectus. [The Base Prospectus [and the supplemental Prospectus] [is] [are] available for viewing at [address] [and] [website] and copies may be obtained from [address].]

The following alternative language applies if the first tranche of an issue which is being increased was issued under a [Prospectus] with an earlier date.

Terms used herein shall be deemed to be defined as such for the purposes of the Terms and Conditions (the "Conditions") of Notes issued by [Iberdrola International B.V./Iberdrola Finanzas, S.A.U.] set forth in the [Base Prospectus] dated [original date] [and the supplemental [Prospectus] dated [●]]. This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive (Directive 2003/71/EC) (the "Prospectus Directive") and must be read in conjunction with the Base Prospectus dated [current date] [and the supplemental Prospectus dated [●]], which [together] constitute[s] a base prospectus for the purposes of the Prospectus Directive, save in respect of the Conditions which are extracted from the [Base Prospectus] dated [original date] [and the supplemental [Prospectus] dated [●]] and are attached hereto. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the [Base Prospectuses] dated [original date] and [current date] [and the supplemental [Prospectuses] dated [●] and [●]]. The [Base Prospectuses] [and the supplemental [Prospectuses]] are available for viewing at [address] [and] [website] and copies may be obtained from [address].]

[*Include whichever of the following apply or specify as "Not Applicable" (N/A). Note that numbering should remain as set out below, even if "Not Applicable" is indicated for individual paragraphs or sub-paragraphs. Italics denote guidance for completing Final Terms.*]

[*When completing final terms or adding any other final terms or information consideration should be given as to whether such terms or information constitute "significant new factors" and consequently trigger the need for a supplement to the Base Prospectus under Article 16 of the Prospectus Directive.*]

1.	(i)	Issuer:	[Iberdrola International B.V./Iberdrola Finanzas, S.A.U.]
	(ii)	Guarantor:	Iberdrola, S.A.
2.	[(i)]	Series Number:	[ ]

	[(ii)] Tranche Number:	[ ] *(If fungible with an existing Series, details of that Series, including the date on which the Notes become fungible)]*
3.	Specified Currency or Currencies:	[ ]
4.	Aggregate Nominal Amount admitted to trading:	[ ]
	[(i)] Series:	[ ]
	[(ii)] Tranche:	[ ]
5.	Issue Price:	[ ] per cent. of the Aggregate Nominal Amount
6.	Specified Denominations:	[ ]
7.	[(i)] Issue Date:	[ ]
8.	[(ii) Interest Commencement Date:	[ ]]
	Maturity Date:	*[specify date or (for Floating Rate Notes) Interest Payment Date falling in or nearest to the relevant month and year]* *(If the Maturity Date is less than one year from the Issue Date and either (a) the issue proceeds are received by the Issuer in the United Kingdom or (b) the activity of issuing the Notes is carried on from an establishment maintained by the Issuer in the United Kingdom, (i) the Notes must have a minimum redemption value of £100,000 (or its equivalent in other currencies) and be sold only to "professional investors" or (ii) another applicable exemption from section 19 of the FSMA must be available.)* *(So long as the Notes are represented by a temporary Global Note, permanent Global note or Global Certificate and the relevant clearing system(s) so permit, the Notes shall be tradeable only in principal amounts of at least the minimum Specified Denomination provided in the relevant Final Terms and integral multiples of the Tradeable Amount in excess thereof set out in the relevant Final Terms).*
9.	Interest Basis:	[[●] % Fixed Rate] [[specify reference rate] +/- [●]% Floating Rate] [Zero Coupon] [Index Linked Interest] [Other *(specify)]* (further particulars specified below)
10.	Redemption/Payment Basis:	[Redemption at par] [Index Linked Redemption] [Dual Currency] [Partly Paid] [Instalment] [Other *(specify)]* *(N.B. If the Final Redemption Amount is less than 100% of the nominal value, the Notes will constitute derivative securities for the purposes of*

		the Prospectus Directive and the requirements of Annex XII to the Prospectus Directive Regulation No. 809/2004 will apply and the Issuer will prepare and publish a supplement to the Base Prospectus).
11.	Change of Interest or Redemption/Payment Basis:	[*Specify details of any provision for convertibility of Notes into another interest or redemption/ payment basis*]
12.	Put/Call Options:	[Investor Put] [Issuer Call] [(further particulars specified below)]
13.	(i) Status of the Notes:	[Senior]
	(ii) Status of the Guarantee:	[Senior]
	[(iii)] [Date [Board] approval for issuance of Notes [and Guarantee] obtained:	[ ] and [ ], respectively]] *(N.B. Only relevant where Board (or similar) authorisation is required for the particular tranche of Notes or related Guarantee)]*
14.	Method of distribution:	[Syndicated/Non-syndicated]

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15.	**Fixed Rate Note Provisions**	[Applicable/Not Applicable] *(If not applicable, delete the remaining sub-paragraphs of this paragraph)*
	(i) Rate[(s)] of Interest:	[ ] per cent. per annum [payable [annually/semi-annually/quarterly/ monthly] in arrear]
	(ii) Interest Payment Date(s):	[ ] in each year
	(iii) Fixed Coupon Amount[(s)]:	[ ] per [ ] in nominal amount
	(iv) Broken Amount(s):	[Insert particulars of any initial or final broken interest amounts which do not correspond with the Fixed Coupon Amount[(s)]]
	(v) Day Count Fraction:	[30/360/Actual/Actual([ICMA]/ISDA)/other]
	(vi) Determination Dates:	[ ] in each year [*(insert regular payment dates, ignoring issue date or maturity date in the case of a long or short first or last coupon. N.B. only relevant where Day Count Fraction is Actual/ Actual ([ICMA])*)]
	(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	[Not Applicable/*give details*]
16.	**Floating Rate Note Provisions**	[Applicable/Not Applicable] *(If not applicable, delete the remaining sub-paragraphs of this paragraph)*
	(i) Interest Period(s):	[ ]
	(ii) Specified Interest Payment Dates:	[ ]
	(iii) Interest Period Date:	[ ] *(Not applicable unless different from Interest Payment Date)*
	(iv) Business Day Convention:	[Floating Rate Convention/Following Business Day Convention/Modified Following Business Day

		Convention/Preceding Business Day Convention/ other *(give details)*]
(v)	Business Centre(s):	[ ]
(vi)	Manner in which the Rate(s) of Interest is/are to be determined:	[Screen Rate Determination/ISDA Determination/ other *(give details)*]
(vii)	Party responsible for calculating the Rate of Interest and Interest Amount (if not the Fiscal Agent):	[ ]
(viii)	Screen Rate Determination:	
	– Reference Rate:	[ ]
	– Interest Determination Date(s):	[ ]
	– Relevant Screen Page:	[ ]
(ix)	ISDA Determination:	
	– Floating Rate Option:	[ ]
	– Designated Maturity:	[ ]
	– Reset Date:	[ ]
(x)	Margin(s):	[+/-] [●] per cent. per annum
(xi)	Minimum Rate of Interest:	[ ] per cent. per annum
(xii)	Maximum Rate of Interest:	[ ] per cent. per annum
(xiii)	Day Count Fraction:	[ ] *(See Condition 5 for alternatives)*
(xiv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	[ ]

17.	**Zero Coupon Note Provisions**	[Applicable/Not Applicable] *(If not applicable, delete the remaining sub-paragraphs of this paragraph)*
(i)	Amortisation Yield:	[ ] per cent. per annum
(ii)	Reference Price:	[ ]
(iii)	Any other formula/basis of determining amount payable:	[ ]
18.	**Index/Formula-linked Note/other variable-linked interest Note Provisions**	[Applicable/Not Applicable] *(If not applicable, delete the remaining sub-paragraphs of this paragraph)*
(i)	Index/Formula:	*[give or annex details]*
(ii)	Calculation Agent responsible for calculating the interest due:	[ ]
(iii)	Provisions for determining Coupon where calculated by reference to Index and/or Formula and/or other variable	[ ]
(iv)	Interest Determination Date(s):	[ ]

	(v) Provisions for determining Coupon where calculation by reference to Index and/or Formula and/or other variable is impossible or impracticable or otherwise disrupted:	[ ]
	(vi) Interest Periods	[ ]
	(vii) Specified Interest Payment Dates:	[ ]
	(viii) Business Day Convention:	[Floating Rate Convention/Following Business Day Convention/Modified Following Business Day Convention/Preceding Business Day Convention/ other *(give details)*]
	(ix) Business Centre(s):	[ ]
	(x) Minimum Rate of Interest:	[ ] per cent. per annum
	(xi) Maximum Rate of Interest:	[ ] per cent. per annum
	(xii) Day Count Fraction:	[ ]
19.	**Dual Currency Note Provisions**	[Applicable/Not Applicable] *(If not applicable, delete the remaining sub-paragraphs of this paragraph)*
	(i) Rate of Exchange/method of calculating Rate of Exchange:	[*give details*]
	(ii) Calculation Agent, if any, responsible for calculating the principal and/or interest payable:	[ ]
	(iii) Provisions applicable where calculation by reference to Rate of Exchange impossible or impracticable:	[ ]
	(iv) Person at whose option Specified Currency(ies) is/are payable:	[ ]

PROVISIONS RELATING TO REDEMPTION

20.	**Call Option**	[Applicable/Not Applicable] *(If not applicable, delete the remaining sub-paragraphs of this paragraph)*
	(i) Optional Redemption Date(s):	[ ]
	(ii) Optional Redemption Amount(s) and method, if any, of calculation of such amount(s):	[ ] per Note of [ ] specified denomination
	(iii) If redeemable in part:	
	(a) Minimum Redemption Amount:	[ ]
	(b) Maximum Redemption Amount:	[ ]
	(iv) Notice period (if other than as set out in the Conditions):	[ ]
21.	**Put Option**	[Applicable/Not Applicable] *(If not applicable, delete the remaining sub-paragraphs of this paragraph)*
	(i) Optional Redemption Date(s):	[ ]
	(ii) Optional Redemption Amount(s) and method, if any, of calculation of such amount(s):	[ ] per Note of [ ] specified denomination

	(iii) Notice period (if other than as set out in the Conditions):	[ ]
		(N.B. If setting notice periods which are different to those provided in the Conditions, the Issuer is advised to consider the practicalities of distribution of information through intermediaries, for example, clearing systems and custodians, as well as any other notice requirements which may apply, for example, as between the Issuer and the Fiscal Agent.)
22.	**Final Redemption Amount**	[[ ] per Note of [ ] specified denomination/other/see Appendix] *(N.B. In relation to any issue of Notes which are expressed to have a Tradeable Amount which is less than the minimum Specified Denomination, the following wording should be added: "For the avoidance of doubt, in the case of a holding of Notes in an integral multiple of the Tradeable Amount in excess of the minimum Specified Denomination but not a multiple of such Specified Denomination, such holding will be redeemed at its nominal amount.".)*
	In cases where the Final Redemption Amount is Index-Linked or other variable-linked:	*(N.B. If the Final Redemption Amount is other than 100% of the nominal value the Notes will be derivative securities for the purposes of the Prospectus Directive and the requirements of Annex XII to the Prospectus Directive Regulation will apply.)*
	(i) Index/Formula/variable	[*give or annex details*]
	(ii) Calculation Agent responsible for calculating the Final Redemption Amount:	[ ]
	(iii) Provisions for determining Final Redemption Amount where calculated by reference to Index and/or Formula and/or other variable:	[ ]
	(iv) Determination Date(s):	[ ]
	(v) Provisions for determining Final Redemption Amount where calculation by reference to Index and/or Formula and/or other variable is impossible or impracticable or otherwise disrupted:	[ ]
	(vi) Payment Date:	
	(vii) Minimum Final Redemption Amount:	[ ]
	(viii) Maximum Final Redemption Amount:	[ ]
23.	**Early Redemption Amount**	
	Early Redemption Amount(s) payable on redemption for taxation reasons or on Event of Default and/or the method of calculating the same (if required or if different from that set out in Condition 6):	[ ]

GENERAL PROVISIONS APPLICABLE TO THE NOTES

24.	Form of Notes:	Bearer Notes: [Temporary Global Note exchangeable for a Permanent Global Note exchangeable for Definitive Notes on [●] days' notice/at any time/ in the limited circumstances specified in the Permanent Global Note.] [Temporary Global Note exchangeable for Definitive Notes on [●] days' notice.] [Permanent Global Note exchangeable for Definitive Notes on [●] days' notice/at any time/ in the limited circumstances specified in the Permanent Global Note]. [Registered Notes]
25.	Financial Centre(s) or other special provisions relating to Payment Dates:	[Not Applicable/*give details*]
26.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	[Yes/No. *If yes, give details*]
27.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	[Not Applicable/*give details*] *(Note that this paragraph relates to the date and place of payment, and not interest period end dates, to which sub-paragraphs 15(ii), 16(v) and 18(ix) relate)*
28	Details relating to Instalment Notes: amount of each instalment date on which each payment is to be made:	[Not Applicable/*give details*]
29.	Redenomination, renominalisation and reconventioning provisions:	[Not Applicable/The provisions in Condition 7*(i)* apply]
30.	Consolidation provisions:	[Not Applicable/The provisions in Condition 13 apply]
31.	Other terms:	[Not Applicable/*give details*] (*When adding any other final terms consideration should be given as to whether such terms constitute "significant new factors" and consequently trigger the need for a supplement to the Base Prospectus under Article 16 of the Prospectus Directive.*)

DISTRIBUTION

32.	(i) If syndicated, names of Managers:	[Not Applicable/*give names*]
	(ii) Stabilising Manager (if any):	[Not Applicable/*give name*]
33.	If non-syndicated, name of Dealer:	[ ]
34.	Additional selling restrictions:	[Not Applicable/*give details*]

[LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the EUR10,000,000,000 Euro Medium Term Note Programme of Iberdrola International B.V. and Iberdrola Finanzas, S.A.U. guaranteed by Iberdrola, S.A.

RESPONSIBILITY

The Issuer and the Guarantor accept responsibility for the information contained in these Final Terms. [[●] has been extracted from [●]. Each of the Issuer and the Guarantor confirms that such information has been accurately reproduced and that, so far as it is aware, and is able to ascertain from information published by [●], no facts have been omitted which would render the reproduced information inaccurate or misleading.]

Signed on behalf of the Issuer:	Signed on behalf of the Guarantor:
By:	By: ....
Duly authorised	Duly authorised

PART B – OTHER INFORMATION

1. LISTING AND ADMISSION TO TRADING

(i) Listing:	[London/Luxembourg/AIAF/other (specify)/ None]
(ii) Admission to trading:	[Application has been made for the Notes to be admitted to trading on [●] with effect from [●].] [Not Applicable.]
(iii) Estimate of total expenses related to admission to trading:	[●]

2. RATINGS

Ratings:	The Notes to be issued have been rated: [S & P: [ ]] [Moody's: [ ]] [Fitch: [ ]] [[Other]: [ ]] (*The above disclosure should reflect the rating allocated to Notes of the type being issued under the Programme generally or, where the issue has been specifically rated, that rating.*)

3. [NOTIFICATION

The [*include name of competent authority in EEA home Member State*] [has been requested to provide/has provided – *include first alternative for an issue which is contemporaneous with the establishment or update of the Programme and the second alternative for subsequent issues*] the *Commission de Surveillance du Secteur Financier* with a certificate of approval attesting that the Prospectus has been drawn up in accordance with the Prospectus Directive.]

4. [INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE [ISSUE/OFFER]

Need to include a description of any interest, including conflicting ones, that is material to the issue/offer, detailing the persons involved and the nature of the interest. May be satisfied by the inclusion of the following statement:

"Save as discussed in ["Subscription and Sale"] in the Base Prospectus, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer."]

[5. REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES

[(i) Reasons for the offer	[●] (See *["Use of Proceeds"] wording in Prospectus – if reasons for offer different from making profit and/ or hedging certain risks will need to include those reasons here.)*]
[(ii)] Estimated net proceeds:	[●] (*If proceeds are intended for more than one use will need to split out and present in order of priority. If proceeds insufficient to fund all proposed uses state amount and sources of other funding.)*
[(iii)] Estimated total expenses:	[●] [Include breakdown of expenses.] (*Only necessary to include disclosure of net proceeds and total expenses at (ii) and (iii) above where disclosure is included at (i) above.)*]

6. **[Fixed Rate Notes only – YIELD**

Indication of yield:	[●]
	The yield is calculated at the Issue Date on the basis of the Issue Price. It is not an indication of future yield.]

7. **[INDEX-LINKED OR OTHER VARIABLE-LINKED NOTES ONLY – PERFORMANCE OF INDEX/ FORMULA/other variable and other information concerning the underlying**

Need to include details of where past and future performance and volatility of the index/formula/ other variable can be obtained. Where the underlying is an index need to include the name of the index and a description if composed by the Issuer and if the index is not composed by the Issuer need to include details of where the information about the index can be obtained. Where the underlying is not an index need to include equivalent information and a clear and comprehensive explanation of how the value of the investment is affected by the underlying and the circumstances when the risks are most evident. Need to include a description of any market disruption or settlement disruption events that affect the underlying and any adjustment rules in relation to events concerning the underlying (if applicable).]

8. **[DUAL CURRENCY NOTES ONLY – PERFORMANCE OF RATE[S] OF EXCHANGE**

Need to include details of where past and future performance and volatility of the relevant rate[s] can be obtained.]

9. **OPERATIONAL INFORMATION**

ISIN Code:	[ ]
Common Code:	[ ]
Any clearing system(s) other than Euroclear Bank S.A./N.V. as operator of the Euroclear System and Clearstream Banking, société anonyme and the relevant identification number(s):	[Not Applicable/*give name(s) and number(s) [and address(es)]*]
Delivery:	Delivery [against/free of] payment
Names and addresses of additional Paying Agent(s) (if any):	[ ]

10. **GENERAL**

Commissioner of Syndicate of Noteholders: (*Applies to Iberdrola Finanzas, S.A.U. only)*	[●]
Tradeable Amount:	[EUR 1,000/[Minimum] Specified Denomination]
	(So long as the Notes are represented by a temporary Global Note, permanent Global note or Global Certificate and the relevant clearing system(s) so permit, the Notes shall be tradeable only in principal amounts of at least the minimum Specified Denomination provided in the relevant Final Terms and integral multiples of the Tradeable Amount in excess thereof set out in the relevant Final Terms).
Applicable TEFRA exemption:	[C Rules/D Rules/Not Applicable]

TAXATION AND DISCLOSURE OF NOTEHOLDER INFORMATION

The following is a general description of certain tax considerations relating to the Notes. It does not purport to be a complete analysis of all tax considerations relating to the Notes. Prospective purchasers of Notes should consult their own tax advisers as to the consequences under the tax laws of the country of which they are resident for tax purposes and the tax laws of The Netherlands and Spain of acquiring, holding and disposing of Notes and receiving any payments under the Notes. This summary is based upon the law as in effect on the date of this Base Prospectus and is subject to any change in law that may take effect after such date.

Taxation in Luxembourg

The following summary is of a general nature and is included herein solely for information purposes. It is based on the laws presently in force in Luxembourg, though it is not intended to be, nor should it be construed to be, legal or tax advice. Prospective investors in the Notes should therefore consult their own professional advisers as to the effects of state, local or foreign laws, including Luxembourg tax law, to which they may be subject.

Withholding Tax

(a) Non-resident holders of Notes

Under Luxembourg general tax laws currently in force and subject to the laws of 21 June 2005 (the "Laws") mentioned below, there is no withholding tax on payments of principal, premium or interest made to non-resident holders of Notes, nor on accrued but unpaid interest in respect of the Notes, nor is any Luxembourg withholding tax payable upon redemption or repurchase of the Notes held by non-resident holders of Notes.

Under the Laws implementing the Council Directive 2003/48/EC of 3 June 2003 on taxation of savings income in the form of interest payments and ratifying the treaties entered into by Luxembourg and certain dependent and associated territories of EU Member States (the "Territories"), payments of interest or similar income made or ascribed by a paying agent established in Luxembourg to or for the immediate benefit of an individual beneficial owner or a residual entity, as defined by the Laws, who is resident of, or established in, an EU Member State (other than Luxembourg) or one of the Territories will be subject to a withholding tax unless the relevant recipient has adequately instructed the relevant paying agent to provide details of the relevant payments of interest or similar income to the fiscal authorities of his/her country of residence or establishment, or, in the case of an individual beneficial owner, has provided a tax certificate issued by the fiscal authorities of his/her country of residence in the required format to the relevant paying agent. Where withholding tax is applied, it will be levied at a rate of 15 per cent. during the first three-year period starting 1 July 2005, at a rate of 20 per cent. for the subsequent three-year period and at a rate of 35 per cent. thereafter. Responsibility for the withholding of the tax will be assumed by the Luxembourg paying agent. Payments of interest under the Notes coming within the scope of the Laws would at present be subject to withholding tax of 15 per cent.

(b) Resident holders of Notes

Under Luxembourg general tax laws currently in force and subject to the law of 23 December 2005 (the Law) mentioned below, there is no withholding tax on payments of principal, premium or interest made to Luxembourg resident holders of Notes, nor on accrued but unpaid interest in respect of Notes, nor is any Luxembourg withholding tax payable upon redemption or repurchase of Notes held by Luxembourg resident holders of Notes.

Under the Law payments of interest or similar income made or ascribed by a paying agent established in Luxembourg to or for the immediate benefit of an individual beneficial owner who is resident in Luxembourg will be subject to withholding tax of 10 per cent. Such withholding tax will be in full discharge of income tax if the beneficial owner is an individual acting in the course of the management of his/her private wealth. Responsibility for the withholding of the tax will be assumed by the Luxembourg paying agent. Payments of interest under the Notes coming within the scope of the Law would be subject to withholding tax of 10 per cent.

Taxation in The Netherlands — Issues by Iberdrola International B.V.

Iberdrola International B.V. ("Iberdrola International") has been advised that under the existing laws of The Netherlands:

(a) Withholding Tax

All payments by Iberdrola International of interest and principal under the Notes, Coupons, Talons or Receipts can be made free of withholding or deduction for, or on account of, any taxes of whatsoever nature imposed, levied, withheld or assessed by The Netherlands or any political subdivision or taxing authority thereof or therein, provided that, if the Notes have no fixed maturity date or a maturity date (including any extensions thereof) exceeding ten years,

(i) such payments are not dependent, or deemed to be dependent, in whole or in part, on the profits of or on the distribution of profits by Iberdrola International or an affiliated company (*verbonden lichaam*); or

(ii) whether such payments become due is not dependent, or deemed to be dependent, in whole or in part, on the profits of or on the distribution of profits by Iberdrola International or an affiliated company, unless the Notes have a fixed maturity date (including any extensions thereof) not exceeding 50 years or are not subordinated.

(b) Taxes on Income and Capital Gains

A holder of a Note, Coupon, Talon or Receipt who derives income from a Note, Coupon, Talon or Receipt or who realises a gain on the disposal or redemption of a Note, Coupon, Talon or Receipt will not be subject to Dutch taxation on such income or capital gains unless:

(i) the holder is, or is deemed to be resident in The Netherlands, or, where the holder is an individual, such holder has elected to be treated as a resident of The Netherlands;

(ii) such income or gain is attributable to an enterprise or part thereof which is either effectively managed in The Netherlands or carried on through a permanent establishment (*vaste inrichting*) or a permanent representative (*vaste vertegenwoordiger)* in The Netherlands; or

(iii) the holder is not an individual and the holder has, directly or indirectly, a substantial interest (*aanmerkelijk belang*) or a deemed substantial interest in Iberdrola International and such interest does not form part of the assets of an enterprise; or

(iv) the holder is an individual and the holder has, directly or indirectly, a substantial interest (*aanmerkelijk belang*) in Iberdrola International or such income or gain otherwise qualifies as income from miscellaneous activities (*belastbaar resultaat uit overige werkzaamheden*) in The Netherlands as defined in the Dutch Income Tax Act 2001 (*Wet inkomstenbelasting 2001*).

(c) Gift, Estate or Inheritance Taxes

Dutch gift, estate or inheritance taxes will not be levied on the occasion of the transfer of a Note, Coupon, Talon or Receipt by way of gift by, or on the death of, a holder, unless:

(i) the holder is, or is deemed to be, resident in The Netherlands for the purpose of the relevant provisions; or

(ii) the transfer is construed as an inheritance or as a gift made by, or on behalf of, a person who, at the time of the gift or death, is or is deemed to be, resident in The Netherlands for the purpose of the relevant provisions; or

(iii) such Note, Coupon, Talon or Receipt is attributable to an enterprise or part thereof which is either effectively managed in The Netherlands or carried on through a permanent establishment or a permanent representative in The Netherlands.

(d) Value Added Tax

There is no Dutch value added tax payable in respect of payments in consideration for the issue of the Notes, Coupons, Talons or Receipts or in respect of the payment of interest or principal under the Notes, Coupons, Talons or Receipts, or the transfer of the Notes, Coupons, Talons or Receipts.

(e) **Other Taxes and Duties**

There is no Dutch registration tax, stamp duty or any other similar tax or duty payable in The Netherlands by a holder of a Note, Coupon, Talon or Receipt in respect of or in connection with the execution, delivery and/or enforcement by legal proceedings (including any foreign judgment in the courts of The Netherlands) of the Notes, Coupons, Talons or Receipts or the performance of the obligations of Iberdrola International under the Notes, Coupons, talons or Receipts.

(f) **Residence**

A holder of a Note, Coupon, Talon or Receipt will not be treated as a resident of The Netherlands by reason only of the holding of a Note, Coupon, Talon or Receipt or the execution, performance, delivery and/or enforcement of the Notes, Coupons, Talons or Receipts.

EU Savings Directive

Under EC Council Directive 2003/48/EC on the taxation of savings income, Member States are required, from 1 July 2005, to provide to the tax authorities of another Member State details of payments of interest (or similar income) paid by a person within its jurisdiction to an individual resident in that other Member State. However, for a transitional period, Belgium, Luxembourg and Austria are instead required (unless during that period they elect otherwise) to operate a withholding system in relation to such payments (the ending of such transitional period being dependent upon the conclusion of certain other agreements relating to information exchange with certain other countries). A number of non-EU countries and territories including Switzerland have agreed to adopt similar measures (a withholding system in the case of Switzerland) with effect from the same date.

Taxation in Spain — Issues by Iberdrola Finanzas, S.A.U.

This information has been prepared in accordance with the following Spanish tax legislation in force at the date of this Base Prospectus:

(a) of general application, Additional Provision two of Law 13/1985, of 25 May on investment ratios, own funds and information obligations of financial intermediaries, as amended by Law 19/2003, of 4 July on legal rules governing foreign financial transactions and capital movements and various money laundering prevention measures, and by Law 23/2005, of 18 November, on tax reform for the promotion of productivity, as well as Royal Decree 1778/2004, of 30 July establishing information obligations in relation to preferred participations and other debt instruments and certain income obtained by individuals resident in the European Union and other tax rules;

(b) for individuals with tax residency in Spain which are Personal Income Tax (IRPF) taxpayers, Royal Legislative Decree 3/2004, of 5 March enacting the Personal Income Tax Law, and Royal Decree 1775/2004, of 30 July enacting the Personal Income Tax Regulations, along with Law 19/1991, of 6 June on Wealth Tax and Law 29/1987, of 18 December on Inheritance and Gift Tax;

(c) for legal entities resident for tax purposes in Spain which are Corporate Income Tax taxpayers, Royal Legislative Decree 4/2004, of 5 March enacting Corporate Income Tax Law, Royal Decree 1777/2004, of 30 July enacting the Corporate Income Tax Regulations, and Ministry Order of 22 December 1999, along with Law 19/1991, of 6 June on Wealth Tax and Law 29/1987, of 18 December on Inheritance and Gift Tax; and

(d) for individuals and entities who are not resident for tax purposes in Spain which are non-resident income tax taxpayers, Royal Legislative Decree 5/2004, of 5 March enacting the Non-Resident Income Tax Law, and Royal Decree 1776/2004, of 30 July enacting the Non-Resident Income Tax Regulations, along with Law 19/1991, of 6 June on Wealth Tax and Law 29/1987, of 18 December on Inheritance and Gift Tax.

Whatever the nature and residence of the Noteholder, the acquisition and transfer of the Notes will be exempt from indirect taxes in Spain, i.e. exempt from Capital Transfer Tax and Stamp Duty, in accordance with the Consolidated Text of such tax promulgated by Royal Legislative Decree 1/1993, of 24 September and exempt from Value Added Tax, in accordance with Law 37/1992, of 28 December regulating such tax.

1. Individuals with Tax Residency in Spain

1.1 *Personal income tax (Impuesto sobre la Renta de las Personas Físicas)*

Both interest periodically received and income deriving from the transfer, redemption or repayment of the Notes constitute a return on investment obtained from own capital assigned to third parties' financial income, in accordance with the provisions of Article 23.2 of the Personal Income Tax Law, and must be included in the general portion of the investor's taxable income, and subject to taxation at the marginal progressive rates, which currently range from 15 to 45 per cent.

Both types of income are subject to a withholding on account at the rate of 15 per cent. However, the amounts withheld may be credited by the individual against his/her final personal income tax liability.

If the period during which such financial income is generated exceeds two years a reduction of 40 per cent. will be applied, for the effect of both withholdings and inclusion in taxable income.

1.2 *Wealth tax (Impuesto sobre el Patrimonio)*

Individuals with tax residency in Spain under an obligation to pay Wealth Tax must take into account the amount of the Notes which they hold as at 31 December in each year, when calculating their wealth tax liabilities.

1.3 *Inheritance and Gift tax (Impuesto sobre Sucesiones y Donaciones)*

Individuals with tax residency in Spain who acquire ownership or other rights over any Notes by inheritance, gift or legacy will be subject to inheritance and gift tax in accordance with the applicable regional or State rules.

2. Legal Entities with Tax Residency in Spain

2.1 *Corporate Income tax (Impuesto sobre Sociedades)*

Both interest periodically received and income deriving from the transfer, redemption or repayment of the Notes constitute financial income for tax purposes obtained from the transfer to third parties of own capital and must be computed as taxable income.

In accordance with Article 59.s) of the Corporate Income Tax Regulations there is no obligation to make a withholding on income obtained by Spanish Corporate Income Tax taxpayers (which for the sake of clarity, include Spanish tax resident investment funds and Spanish tax resident pension funds) from financial assets traded on organised markets in OECD countries. Iberdrola Finanzas, S.A.U. ("Iberdrola Finanzas") intends to make an application for the Notes to be traded on the Luxembourg Stock Exchange and, upon admission to trading on the Luxembourg Stock Exchange, they will therefore fulfil the requirements laid down by the legislation for exemption from withholding.

The General Directorate for Taxation (*Dirección General de Tributos*), on 27 July 2004, issued a tax ruling indicating that in the case of issues made by entities resident in Spain, as in the case of Iberdrola Finanzas, the application of the exemption requires that, in addition to being traded on organised markets in OECD countries, the Notes be placed outside Spanish territory in another OECD country. In the Dealership Agreement, Iberdrola Finanzas requires the relevant Dealers not to place the Notes in Spain in the primary markets. Consequently, Iberdrola Finanzas will not make any withholding on distributions to Spanish Corporate Income Tax payers that provide the relevant information to qualify as such. However, if the Spanish tax authorities determine that the Notes do not comply with the exemption requirements, Iberdrola Finanzas will be bound by that determination and will with immediate effect, make the appropriate withholding and Iberdrola Finanzas will not, as a result, be under any obligation to pay additional amounts.

In order to implement the exemption from withholding, the procedures laid down in the Order of 22 December 1999 will be followed. No reduction percentage will be applied.

(Please see "Disclosure of Noteholder Information in Connection with Interest Payments" below).

2.2 *Wealth tax (Impuesto sobre el Patrimonio)*

Legal entities are not subject to wealth tax.

2.3 Inheritance and Gift Tax (Impuesto sobre Sucesiones y Donaciones)

Legal entities with tax residency in Spain which acquire ownership or other rights over the Notes by inheritance, gift or legacy are not subject to inheritance and gift tax and must include the market value of the Notes in their taxable income for Spanish Corporate Income Tax purposes.

3. Individuals and Legal Entities with no Tax Residency in Spain

3.1 Non-resident income tax (Impuesto sobre la Renta de no Residentes)

(a) With permanent establishment in Spain

Ownership of the Notes by investors who are not resident for tax purposes in Spain will not in itself create the existence of a permanent establishment in Spain.

If the Notes form part of the assets of a permanent establishment in Spain of a person or legal entity who is not resident in Spain for tax purposes, the legal rules applicable to income deriving from such Notes are the same as those previously set out for Spanish Corporate Income Tax taxpayers.

(b) With no permanent establishment in Spain

Both interest payments periodically received and income deriving from the transfer, redemption or repayment of the Notes, obtained by individuals or entities who have no tax residency in Spain, being Non-Resident Income Tax taxpayers with no permanent establishment in Spain, are exempt from such Non-Resident Income Tax on the same terms laid down for income from Public Debt. This exemption is not applicable if such income is obtained through countries or territories classified as tax havens (being those included in Royal Decree 1080/1991, of 5 July), in which case such income will be subject to Non-Resident Income Tax in Spain at the rate of 15 per cent. which Iberdrola Finanzas will withhold.

For these purposes it is necessary to comply with certain information obligations relating to the identity and tax residence of the Noteholders, in the manner detailed under "Disclosure of Noteholder Information in Connection with Interest Payments" as laid down in Article 12 of Royal Decree 2281/1998, as amended by Royal Decree 1778/2004. If these information obligations are not complied with in the manner indicated Iberdrola Finanzas will apply a withholding of 15 per cent. and Iberdrola Finanzas will not, as a result, be under any obligations to pay additional amounts.

3.2 *Wealth tax (Impuesto sobre el Patrimonio)*

To the extent that income deriving from the Notes is exempt from Non-Resident Income Tax, individuals who do not have tax residency in Spain who hold such Notes will be exempt from wealth tax.

Furthermore, individuals resident in a country with which Spain has entered into a double tax treaty in relation to Wealth Tax will generally not be subject to wealth tax.

If the provisions of the foregoing two paragraphs do not apply, individuals who are not tax residents in Spain will be subject to wealth tax to the extent that rights deriving from the Notes can be exercised in Spanish territory.

Non-resident legal entities are not subject to wealth tax.

3.3 *Inheritance and Gift tax (Impuesto sobre Sucesiones y Donaciones)*

Individuals who do not have tax residency in Spain who acquire ownership or other rights over the Notes by inheritance, gift or legacy, and who reside in a country with which Spain has entered into a double tax treaty in relation to inheritance tax will be subject to the relevant double tax treaty.

If the provisions of the foregoing paragraph do not apply, such individuals will be subject to inheritance and gift tax in accordance with the applicable regional and state legislation.

Non-resident entities which acquire ownership or other rights over the Notes by inheritance, gift or legacy are not subject to inheritance and gift tax. They will be subject to Non-Resident Income Tax. If the entity is resident in a country with which Spain has entered into a double tax treaty, the provisions of the treaty will apply. In general, treaties provide for the taxation of this type of income in the country of residence of the beneficiary.

4. Tax Havens

Pursuant to Royal Decree 1080/1991, of 5 July the following are each considered to be a tax haven:

Principality of Andorra,
Netherlands Antilles,
Aruba,
Kingdom of Bahrain,
Sultanate of Brunei,
Republic of Cyprus,
United Arab Emirates,
Gibraltar,
Hong-Kong,
Anguila,
Antigua and Barbuda,
The Bahamas,
Barbados,
Bermuda,
Cayman Islands,
The Cook Islands,
The Republic of Dominica,
Grenada,
Fiji,
Channel Islands (Jersey and Guernsey),
Jamaica,
Republic of Malta,
Falkland Islands,
Isle of Man,
Marianas Islands,
Mauritius,
Montserrat,
Republic of Nauru,
Solomon Islands,
Saint Vincent & the Grenadines,
Saint Lucia,
Republic of Trinidad and Tobago,
Turks and Caicos Islands,
Republic of Vanuatu,
British Virgin Islands,
Virgin Islands of the United States of America
Hashemite Kingdom of Jordan,
Republic of Lebanon,
Republic of Liberia,
Principality of Liechtenstein,
Grand Duchy of Luxembourg Area as regards income obtained by the Companies referred to in paragraph 1 of Protocol annexed to the Tax Treaty for the avoidance of double taxation, dated 3 June 1986,
Macao,
Principality of Monaco,
Sultanate of Oman,
Republic of Panama,
Republic of San Marino,
Republic of Seychelles,
Republic of Singapore.

If the aforementioned countries and territories enter into an agreement with Spain for the exchange of information on tax matters or into a double taxation treaty which contains an exchange of information clause, they will no longer be regarded as a tax haven for Spanish tax purposes as from the entry into force of such agreements/treaties.

Finally, it should be taken into account that the aforementioned list of tax haven countries and territories may be modified during the term of the Notes.

Taxation in Spain — Payments under the Guarantee

On the basis that payments of principal and interest made by the Guarantor under the Deed of Guarantee are characterised as an indemnity under Spanish law, such payments may be made free of withholding or deduction on account of any Spanish tax.

However, although there is no precedent or regulation on the matter, if the Spanish tax authorities take the view that the Guarantor has effectively assumed the obligations of the relevant Issuer under the Notes (whether contractually or by any other means) the following tax consequences may derive:

(a) in the case of unlisted Notes issued by Iberdrola International, the Spanish Tax Authorities may attempt to impose withholding tax in Spain on any payments made by the Guarantor in respect of interest on the Notes, unless the recipient is resident for tax purposes in a Member State of the European Union other than Spain and not acting through a country or territory classified as a tax haven pursuant to Spanish Law (currently as set out in Royal Decree 1080/1991, of 5 July) nor through a permanent establishment in Spain or in a country outside the European Union, provided that such recipients provide to the Guarantor a tax residence certificate duly issued by the tax authorities of the relevant country, each certificate being valid for a period of one year from the date of issue under Spanish law and therefore new certificates needing to be issued periodically; and

(b) in the case of listed Notes issued by Iberdrola International and Notes issued by Iberdrola Finanzas, the Spanish Tax Authorities may determine that payments made by the Guarantor, relating to interest on the Notes, will be subject to the same tax rules set out above for payments made by Iberdrola Finanzas.

Disclosure of Noteholder Information in Connection with Interest Payments

The following is a summary of the procedure for the provision of information as required by Spanish laws and regulations. Investors should note that none of the Issuers, the Guarantor or the Fiscal Agent accepts any responsibility relating to the procedures established for the collection of

information concerning the identity and country of residence of Noteholders. Accordingly, none of the Issuers, the Guarantor or the Fiscal Agent shall be liable for any damage or loss suffered by any Noteholder who would otherwise be entitled to an exemption from Spanish withholding tax but whose interest payments are nonetheless paid net of Spanish withholding tax either because these procedures prove ineffective or because the clearing systems or their accountholders fail to correctly follow such procedures.

1. Legal Entities with tax residency in Spain subject to Spanish Corporate Income tax

In the case of Notes issued by Iberdrola Finanzas and, in accordance with procedures established in the Agency Agreement, the Agent must receive a list of those Noteholders that are Spanish Corporate Income Tax taxpayers specifying the name, address, Tax Identification Number, ISIN code of the Notes, number of Notes held at each interest payment date, gross income and amount withheld, substantially in the form set out below (See Annex III A below).

2. Individuals and Legal Entities with tax residency in Spain

In the case of listed Notes issued by Iberdrola International and, in accordance with procedures established in the Agency Agreement, the Agent must receive a list of those Noteholders that are Spanish resident specifying the name, address, Tax Identification Number, ISIN code of the Notes, number of Notes held at each interest payment date, gross income and amount withheld, substantially in the form set out below (See Annex III B below).

3. Individuals and Legal Entities with no tax residency in Spain

The information obligations to be complied with in order to apply the exemption are those laid down in Article 12 of Royal Decree 2281/1998 ("Article 12"), as amended by Royal Decree 1778/2004, being the following:

In accordance with paragraph 1 of such Article 12, a return must be filed with the Spanish tax authorities specifying the following information with respect to the Notes:

(a) the identity and country of residence of the recipient of the income. When the income is received on behalf of a third party, the identity and country of residence of that third party;

(b) the amount of income received; and

(c) details identifying the Notes.

In accordance with paragraph 3 of such Article 12, for the purpose of preparing the return referred to in paragraph 1 of Article 12, the following documentation must be obtained on each payment of income evidencing the identity and residency of each Noteholder:

(a) if the non-resident Noteholder acts on its own account and is a central bank, other public institution or international organisation, a bank or credit institution or a financial entity, including collective investment institutions, pension funds and insurance entities, resident in an OECD country or in a country with which Spain has entered into a double tax treaty subject to a specific administrative registration or supervision scheme, the entity in question must certify its name and tax residency in the manner laid down in Annex I of the Order of 16 September 1991, (See Annex I below);

(b) in the case of transactions in which any of the entities indicated in the foregoing paragraph (a) acts as intermediary, the entity in question must, in accordance with the information contained in its own records, certify the name and tax residency of each Noteholder in the manner laid down in Annex II of the Order of 16 September 1991 (See Annex II below);

(c) in the case of transactions which are channelled through a securities clearing and deposit entity recognised for these purposes by Spanish law or by that of another OECD member country, the entity in question must, in accordance with the information contained in its own records, certify the name and tax residency of each Noteholder in the manner laid down in Annex II of the Order of 16 September 1991 (See Annex II below);

(d) in other cases, residency must be evidenced by submission of the tax residency certificate issued by the tax authorities of the State of residency of the holder. These certificates will be valid for one year as from the date of issue.

In the case of Notes issued by Iberdrola Finanzas and in accordance with paragraph 4 of Article 12, for the purpose of implementing the exemption provided for, the following procedure must be followed: on each interest payment date Iberdrola Finanzas must transfer the net amount to the entities referred to in paragraph a), b) and c) resulting from applying the general withholding rate (currently 15 per cent.) to the gross interest. If the certificates referred to are received prior to expiry of the payment period, Iberdrola Finanzas will pay the amounts withheld to the extent that the certificates provide the required information.

In order for a beneficial owner to benefit from an exemption from withholding, the above documentation should be received by the Agent in accordance with the procedures established in the Agency Agreement, which may be inspected during normal business hours at the specified office of the Fiscal Agent.

If the Fiscal Agent does not receive complete documentation in respect of an eligible Noteholder by the specified deadline, such Noteholder may obtain a quick refund of the full amount of withholding tax so withheld by ensuring that the documentation described above is received by the Fiscal Agent no later than 10.00 a.m. (CET) on the tenth calendar day of the month following the relevant interest payment date (or if such date is not a Business Day, the Business Day immediately preceding such date) (the "Quick Refund Deadline").

Holders entitled to a refund but in respect of whom relevant documentation is not received by the Fiscal Agent on or before a Quick Refund Deadline may seek a full refund of withholding tax directly with the Spanish tax authorities.

Set out below are Annexes I, II and III. Sections in English have been translated from the original Spanish. In the event of any discrepancy, the Spanish version shall prevail.

Annex I

Modelo de certificación en inversiones por cuenta propia

Form of Certificate for Own Account Investments

(nombre) (name)...

(domicilio) (address)..

....

....

(NIF) (fiscal ID number) ....

(en calidad de) (function)...................................., en nombre y representación de la Entidad abajo señalada a los efectos previstos en el artículo 12.3.a) del Real Decreto 2281/1998, modificado por el Real Decreto 1778/2004,

in the name and on behalf of the Entity indicated below, for the purposes of article 12.3.a) of Royal Decree 2281/1998, as amended by Royal Decree 1778/2004,

CERTIFICO:

I certify:

1. **Que el nombre o razón social de la Entidad que represento es:**

   that the name of the Entity I represent is:...

2. **Que su residencia fiscal es la siguiente:**

   that its residence for tax purposes is: ....

3. **Que la Entidad que represento está inscrita en el Registro de**

   that the institution I represent is recorded in the Register..

   ....of...

   (país estado, ciudad), con el número

   (country, state, city), under number ....

4. **Que la Entidad que represento está**

   sometida a la supervisión de (Organo supervisor)

   that the institution I represent is supervised by..(Supervisory body)

   en virtud de.. (normativa que lo regula)

   under .... (governing rules).

   Todo ello en relación con:

   All the above in relation to:

   Identificación de los valores poseídos por cuenta propia

   Identification of securities held for own account...

   Importe de los rendimientos

   Amount of income...

   Lo que certifico en a de de 20

   I certify the above in....................on the....................of....................of 20....................

Annex II

Modelo de certificación en inversiones por cuenta ajena

Form of Certificate for Third Party Investments

(nombre) (name)..
(domicilio) (address)...
....
....
(NIF) (fiscal ID number)..
(en calidad de) (function)...................................., en nombre y representación de la Entidad abajo señalada a los efectos previstos en el artículo 12.3.b) y c) del Real Decreto 2281/1998, modificado por el Real Decreto 1778/2004,

in the name and on behalf of the Entity indicated below, for the purposes of article 12.3.b) and c) of Royal Decree 2281/1998, as amended by Royal Decree 1778/2004,

CERTIFICO:

I certify:

1. **Que el nombre o razón social de la Entidad que represento es:**
   that the name of the Entity I represent is:...
2. **Que su residencia fiscal es la siguiente:**
   that its residence for tax purposes is: ....
3. Que la Entidad que represento está inscrita en el Registro de
   that the institution I represent is recorded in the ....Register of.........................
   (país estado, ciudad), con el número
   (country, state, city), under number ....
4. **Que la Entidad que represento está**
   sometida a la supervisión de (Organo supervisor)
   that the institution I represent is supervised by...(Supervision body)
   en virtud de (normativa que lo regula)
   under ....(governing rules).
5. **Que, de acuerdo con los Registros de la Entidad que represento, la relación de titulares adjunta a la presente certificación, comprensiva del nombre de cada uno de los titulares no residentes, su país de residencia y el importe de los correspondientes rendimientos, es exacta, y no incluye personas o Entidades residentes en España o en los países o territorios que tienen en España la consideración de paraísos fiscal de acuerdo con las normas reglamentarias en vigor.**

   That, according to the records of the Entity I represent, the list of beneficial owners hereby attached, including the names of all the non-resident holders, their country of residence and the amount of the corresponding income is accurate, and does not include person(s) or institution(s) resident either in Spain or in tax haven countries or territories as defined under Spanish applicable regulations.

   Lo que certifico en a de de 20
   I certify the above in....................on the....................of....................of 20....................

RELACION ADJUNTA A CUMPLIMENTAR:

TO BE ATTACHED:

Identificación de los valores:

Identification of the securities

Listado de titulares:

List of beneficial owners:

Nombre/País de residencia/Importe de los rendimientos

Name/Country of residence/Amount of income

Annex III A

Modelo de certificacion para hacer efectiva la exclusion de retencion a los sujetos pasivos del Impuesto sobre Sociedades y a los establecimientos permanentes sujetos pasivos del Impuesto sobre la Renta de No Residentes (a emitir por las entidades citadas en el art. 12.3.a) del Real Decreto 2281/1998, modificado por el Real Decreto 1778/2004)

Certificate for application of the exemption on withholding to Spanish Corporate Income Tax taxpayers and to permanent establishments of Non Resident Income Tax taxpayers (to be issued by entities mentioned under article 12.3.a) of Royal Decree 2281/1998, as amended by Royal Decree 1778/2004)

(nombre) (name)...

(domicilio) (address) ....

....

....

(NIF) (fiscal ID number) ....

(en calidad de) (function)...................................., en nombre y representación de la Entidad abajo señalada a los efectos previstos en el artículo 59.s) del Real Decreto 1777/2004,

in the name and on behalf of the Entity indicated below, for the purposes of article 59.s) of Royal Decree 1777/2004,

CERTIFICO:

I certify:

1. **Que el nombre o razón social de la Entidad que represento es:**

   that the name of the Entity I represent is:..

2. **Que su residencia fiscal es la siguiente:**

   that its residence for tax purposes is: ....

3. **Que la Entidad que represento está inscrita en el Registro de**

   that the institution I represent is recorded in the ....Register of.........................

   . **(país, estado, ciudad), con el número**

   (country, state, city), under number ....

4. **Que la Entidad que represento está sometida a la supervisión de (Organo supervisor)**

   that the institution I represent is supervised by...(Supervision body)

   en virtud de (normativa que lo regula)

   under .... (governing rules).

5. **Que, a través de la Entidad que represento, los titulares incluídos en la relación adjunta, sujetos pasivos del Impuesto sobre Sociedades y establecimientos permanentes en España de sujetos pasivos del Impuesto sobre la Renta de no Residentes, son perceptores de los rendimientos indicados.**

   That, through the Entity I represent, the list of holders hereby attached, are Spanish Corporations Tax taxpayers and permanent establishment in Spain of Non-Resident Income Tax taxpayers, and are recipients of the referred income.

6. **Que la Entidad que represento conserva, a disposición del emisor, fotocopia de la tarjeta acreditativa del número de identificación fiscal de los titulares incluídos en la relación.**

   That the Entity I represent keeps, at the disposal of the Issuer, a photocopy of the card evidencing the Fiscal Identification Number of the holders included in the attached list.

   Lo que certifico en a de de 20

   I certify the above in....................on the....................of....................of 20....................

RELACION ADJUNTA

TO BE ATTACHED

Identificación de los valores:

Identification of the securities

Razón social/Domicilio/Número de identificación fiscal/Número de valores/Rendimientos brutos/ Retención al 15 per cent.

Name/Domicile/Fiscal Identification Number/Number of securities/Gross income/Amount withheld at 15 per cent.

Annex III B

Modelo de certificación de inversiones realizadas por personas físicas y jurídicas residentes en España

Form of Certificate for Investments made by Spanish residents

(nombre) (name)..

(domicilio) (address)..

....

....

(NIF) (fiscal ID number)...

(en calidad de) (function)........................, en nombre y representación de la Entidad abajo señalada a los efectos previstos en el artículo 12 del Real Decreto 1778/2004,

in the name and on behalf of the Entity indicated below, for the purposes of article 12 of Royal Decree 1778/2004,

CERTIFICO:

I certify:

1. **Que el nombre o razón social de la Entidad que represento es:**

   that the name of the Entity I represent is:..

2. **Que su residencia fiscal es la siguiente:**

   that its residence for tax purposes is:..

3. **Que la Entidad que represento está inscrita en el Registro de**

   that the institution I represent is recorded in the ....Register of.........................

   (país, estado, ciudad), con el número

   (country, state, city), under number ....

4. **Que la Entidad que represento está sometida a la supervisión de (Organo supervisor)**

   that the institution I represent is supervised by...(Supervision body)

   en virtud de (normativa que lo regula)

   under .... (governing rules).

5. Que, a través de la **Entidad que represento, los titulares incluídos en la relación adjunta tienen la condición de personas físicas y jurídicas residentes en España y son perceptores de los rendimientos indicados.**

   That, through the Entity I represent, the list of holders hereby attached,are Spanish residents and are recipients of the referred income.

   Lo que certifico en a de de 20

   I certify the above in....................on the.....................of.....................of 20....................

RELACION ADJUNTA

TO BE ATTACHED

Identificación de los valores:

Identification of the securities

Razón social/Domicilio/Número de identificación fiscal/Número de valores/Rendimientos brutos/ Retención al 15 per cent.

Name/Domicile/Fiscal Identification Number/Number of securities/Gross income/Amount withheld at 15 per cent.

GENERAL INFORMATION

1. Application has been made to the CSSF to approve this document as a base prospectus of each Issuer. Application has also been made to the Luxembourg Stock Exchange for Notes issued under the Programme to be admitted to trading on the Luxembourg Stock Exchange's regulated market. The Luxembourg Stock Exchange has allocated the number 12062 to the Programme for listing purposes. The Luxembourg Stock Exchange's regulated market is a regulated market for the purposes of the Markets in Financial Instruments Directive (Directive 2004/39/EC). However, Notes may be issued pursuant to the Programme which will not be listed on the Luxembourg Stock Exchange, or any other stock exchange or which will be listed on such stock exchange as the relevant Issuer, the Guarantor and the relevant Dealer(s) may agree (including, if so agreed, AIAF).

2. The update of the Programme and the Issue of the Notes was authorised by a resolution of the board of managing directors of Iberdrola International B.V. ("Iberdrola International") on 11 April 2006, a resolution of the shareholders' meeting of Iberdrola Finanzas, S.A.U. ("Iberdrola Finanzas") on 28 March 2006 and a resolution of the several directors ("*administradores mancomunados*") of Iberdrola Finanzas on 12 April 2006. The giving of the guarantee contained in the Deed of Guarantee was authorised by a resolution of the board of directors of the Guarantor passed on 29 March 2006 and by a resolution of the shareholders' meeting of the Guarantor passed on 30 March 2006. Each of the Issuers and the Guarantor has obtained or will obtain from time to time all necessary consents, approvals and authorisations in connection with the issue and performance of the Notes and the giving of the guarantee relating to them.

3. Each Bearer Note having a maturity of more than one year, Receipt, Coupon and Talon will bear the following legend: "Any United States person who holds this obligation will be subject to limitations under the United States income tax laws, including the limitations provided in Sections 165(j) and 1287(a) of the Internal Revenue Code".

4. None of the Issuers, the Guarantor nor any other member of the Group is or has been involved in any governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened of which the Issuers or the Guarantor are aware) in the 12 months preceding the date of this document which may have or have had in the recent past a significant effect on the financial position or profitability of the Issuers, the Guarantor or the Group.

5. Since 31 December 2005, there has been no material adverse change in the prospects of the Group nor, since 31 March 2006, has there been any significant change in the financial or trading position of the Group.

6. Notes will be accepted for clearance through the Euroclear and Clearstream, Luxembourg systems. The Common Code and the International Securities Identification Number (ISIN) for each Series of Notes will be set out in the relevant Final Terms. The address of Euroclear is 1 Boulevard du Roi Albert II, B-1210 Brussels, Belgium and the address of Clearstream, Luxembourg is 42 Avenue JF Kennedy, L-1855 Luxembourg. The address of any alternative clearing system will be specified in the applicable Final Terms.

7. The issue price and the amount of the relevant Notes will be determined, before filing of the relevant Final Terms of each Tranche, based on then prevailing market conditions.

8. For the period of 12 months following the date of this Base Prospectus, the following documents (with English translations, where appropriate) will be available, during usual business hours on any weekday (Saturdays and public holidays excepted), at the registered office of each of the Issuers and the Guarantor and the office of the Fiscal Agent and the Registrar and each of the Paying Agents and Transfer Agents:

   (a) the Agency Agreement (which includes the form of the Global Notes, the definitive Bearer Notes, the Certificates in respect of Registered Notes, the Coupons, the Receipts and the Talons);

   (b) the Dealership Agreement;

   (c) the Deed of Covenant;

   (d) the Deed of Guarantee;

(e) the Articles of Association of Iberdrola International, the *Estatutos* of Iberdrola Finanzas and the *Estatutos* of the Guarantor (with English translations);

(f) the documents incorporated by reference, being:

  (i) the auditors' report and audited consolidated annual financial statements of the Guarantor for the financial years ended 31 December 2004 and 2005;

  (ii) the unaudited consolidated quarterly financial statements of the Guarantor for the three months ended 31 March 2006;

  (iii) the auditors' report and audited non-consolidated annual financial statements of Iberdrola International for the financial years ended 31 December 2004 and 2005; and

  (iv) the auditors' report and audited non-consolidated financial statements of Iberdrola Finanzas for the period from the date of its incorporation (16 February 2005) to 31 December 2005;

(g) the most recent publicly available audited annual financial unconsolidated statements of each Issuer; the Issuers are not required to publish interim financial statements;

(h) the most recent publicly available audited annual consolidated financial statements of the Guarantor; the most recent publicly available interim unaudited consolidated statements of the Guarantor; the Guarantor publishes unconsolidated and consolidated figures on a quarterly basis;

(i) this Base Prospectus;

(j) any future supplemental prospectuses, further prospectuses, information memoranda and supplements including Final Terms (save that a Final Terms relating to a Note which is neither admitted to trading on a regulated market in the European Economic Area nor offered in the European Economic Area in circumstances where a prospectus is required to be published under the Prospectus Directive will only be available for inspection by a holder of such Note and such holder must produce evidence satisfactory to the Issuer and the Paying Agent as to its holding of Notes and identity) to this Base Prospectus and any other documents incorporated herein or therein by reference; and

(k) in the case of each issue of Notes admitted to trading on the Luxembourg Stock Exchange's regulated market subscribed pursuant to a subscription agreement, the subscription agreement (or equivalent document).

In addition, copies of this Base Prospectus, each Final Terms relating to Notes which were admitted to trading on the Luxembourg Stock Exchange's regulated market and each document incorporated by reference is available on the Luxembourg Stock Exchange's website (www.bourse.lu).

9. Deloitte, S.L. has audited the accounts of the Guarantor in accordance with generally accepted accounting principles in Spain for 2004 and IFRS for 2005 for the two financial years preceding the date of this Base Prospectus without qualification. Deloitte, S.L. has audited the account of Iberdrola Finanzas in accordance with generally accepted accounting principles in Spain for the period from the date of its incorporation (16 February 2005) to 31 December 2005 without qualification. Deloitte, S.L. are registered in the *Registro Oficial de Auditores de Cuentas* (Official Registry of Auditors). Deloitte, S.L. have no material interest in the Issuers or the Guarantors.

10. Deloitte Accountants B.V. has audited the accounts of Iberdrola International with generally accepted accounting principles in the Netherlands for the two financial years preceding the date of this Base Prospectus without qualification. Deloitte Accountants B.V. is a member of the Royal NIVRA (*Nederlands Instituut voor Registeraccountants*), the Dutch accountants board. Deloitte Accountants B.V. have no material interest in the Issuers or the Guarantors.

11. Notes issued by Iberdrola Finanzas will be constituted by virtue of a public deed to be executed and registered with the Mercantile Registry of Biscay on or prior to the Issue Date in respect of each issue of Notes by Iberdrola Finanzas under the Programme, if so required by Spanish law.

12. The Issuer does not intend to provide any post-issuance information in relation to any issues of Notes.

ISSUERS AND GUARANTOR

Iberdrola International B.V.
Rokin 55
1012 KK Ámsterdam
The Netherlands

Iberdrola Finanzas, S.A.U.
Cardenal Gardoqui 8
Bilbao
Spain

Iberdrola, S.A.
Cardenal Gardoqui 8
Bilbao
Spain

ARRANGER

Barclays Bank plc
5 The North Colonnade
Canary Wharf
London E14 4BB
England

DEALERS

ABN AMRO Bank N.V.
250 Bishopsgate
London EC2M 4AA
England

Banco Bilbao Vizcaya Argentaria, S.A.
Paseo de Recoletos 10
2 pta. Ala Sur
28001 Madrid
Spain

Barclays Bank plc
5 The North Colonnade
Canary Wharf
London E14 4BB
England

BNP PARIBAS
10 Harewood Avenue
London NW1 6AA
England

CALYON
9, Quai du Président Paul Doumer
92 920 Paris La Défense Cedex
France

Fortis Bank nv-sa
Montagne du Parc 3
1000 Brussels
Belgium

HSBC Bank plc
8 Canada Square
London E14 5HQ
England

ING Bank NV (Amsterdam)
Foppingadreef 7
1102 BD Amsterdam
The Netherlands

Banco Santander Central Hispano, S.A.
Ciudad Grupo Santander
Edificio Encinar, planta 0
Avda de Cantabria, s/n
28660 Boadilla del Monte
Madrid, Spain

Morgan Stanley & Co. International Limited
25 Cabot Square
London E14 4QA
England

UBS Limited
1 Finsbury Avenue
London EC2M 2PP
England

AGENTS

FISCAL AGENT, PAYING AGENT AND REGISTRAR

JP Morgan Chase Bank N.A., London Branch
Trinity Tower
9 Thomas Moore Street
London E1 9YT
England

LUXEMBOURG PAYING AGENT

J.P. Morgan Luxembourg S.A.
5 rue Plaetis
L-2338 Luxembourg

LISTING AGENT

Fortis Banque Luxembourg S.A.
Merchant Banking
Global Markets, Listing & Agency
50, Avenue J. F. Kennedy
L-2951 Luxembourg

LEGAL ADVISERS

To Iberdrola Finanzas, S.A.U. and the Guarantor
as to English and Spanish law

Allen & Overy
Pedro de Valdivia 10
28006 Madrid
Spain

To Iberdrola International B.V.
as to Dutch law

Allen & Overy LLP
Apollolaan 15
1077 AB Amsterdam
Netherlands

To the Dealers
as to English, Spanish and Dutch law

Linklaters
Zurbarán, 28
28010 Madrid
Spain

AUDITORS

Deloitte, S.L.
Rodríguez Arias, 15, 7°
48011 Bilbao
Spain

Deloitte Accountants B.V.
Orlyplain 10
Posthous 58110 (P.O. Box)
1040 MC Amsterdam
The Netherlands

Printed by greenaways, a member of the ormolu group. 162316

Final Terms dated 30 May 2006.



Iberdrola Finanzas, S.A.U.
(incorporated with limited liability in Spain)

Issue of
GBP 200,000,000 Fixed Rate Notes due 15 December 2010
Guaranteed by
Iberdrola, S.A.

Under the EUR10,000,000,000
Euro Medium Term Note Programme

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Terms and Conditions of Notes issued by Iberdrola Finanzas, S.A.U. set forth in the Base Prospectus dated 28 April 2006 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "Prospectus Directive"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Base Prospectus. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Base Prospectus. The Base Prospectus is available for viewing at the registered office of the Issuer (Calle Cardenal Gardoqui, no. 8 at Bilbao, Spain) and at the office of the Paying Agents and copies may be obtained from the Issuer and the Paying Agents.

1.	(i) Issuer:	Iberdrola Finanzas, S.A.U.
	(ii) Guarantor:	Iberdrola, S.A.
2.	(i) Series Number:	67
	(ii) Tranche Number:	1
3.	Specified Currency or Currencies:	Pounds Sterling ("GBP")
4.	Aggregate Nominal Amount admitted to trading:	
	(i) Series:	GBP 200,000,000
	(ii) Tranche:	GBP 200,000,000
5.	Issue Price:	99.62525 per cent. of the Aggregate Nominal Amount
6.	Specified Denominations:	GBP 50,000
7.	(i) Issue Date:	30 May 2006
	(ii) Interest Commencement Date:	30 May 2006
8.	Maturity Date:	15 December 2010, subject to adjustment in accordance

		with the Following Business Day Convention
9.	Interest Basis:	5.25 per cent. per annum Fixed Rate (further particulars specified below)
10.	Redemption/Payment Basis:	Redemption at par
11.	Change of Interest or Redemption/Payment Basis:	Not Applicable
12.	Put/Call Options:	Not Applicable
13.	(i) Status of the Notes:	Senior
	(ii) Status of the Guarantee:	Senior
14.	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15.	**Fixed Rate Note Provisions**	Applicable
	(i) Rate of Interest:	5.25 per cent. per annum payable annually in arrears
	(ii) Interest Payment Dates:	15 December in each year from and including 15 December 2006 up to and including the Maturity Date, subject to adjustment in accordance with the Following Business Day Convention.
	(iii) Fixed Coupon Amount:	In respect of the Interest Period from and including the Interest Commencement Date to but excluding 15 December 2006, GBP 1,431.16 per GBP 50,000 in nominal amount In respect of each Interest Period falling within the period from and including 15 December 2006 to but excluding the Maturity Date, GBP 2,625.00 per GBP 50,000 in nominal amount
	(iv) Broken Amount:	Applicable - See Paragraph 15(iii) above
	(v) Day Count Fraction:	Actual/Actual, unadjusted
	(vi) Determination Dates:	Not Applicable
	(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
16.	**Floating Rate Note Provisions**	Not Applicable

17.	**Zero Coupon Note Provisions**	Not Applicable
18.	**Index/Formula-linked Note/other variable-linked interest Note Provisions**	Not Applicable
19.	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

20.	Call Option	Not Applicable
21.	Put Option	Not Applicable
22.	Final Redemption Amount:	GBP 50,000 per Note of GBP 50,000 specified denomination
23.	Early Redemption Amount	
	Early Redemption Amount(s) payable on redemption for taxation reasons or on Event of Default and/or the method of calculating the same (if required or if different from that set out in Condition 6):	As set out in the Conditions

GENERAL PROVISIONS APPLICABLE TO THE NOTES

24.	Form of Notes:	Bearer Notes: Temporary Global Note exchangeable for a Permanent Global Note exchangeable for Definitive Notes in the limited circumstances specified in the Permanent Global Note.
25.	Financial Centre(s) or other special provisions relating to Payment Dates:	London and TARGET
26.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
27.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
28	Details relating to Instalment Notes: amount of each instalment date on which each payment is to be made:	Not Applicable

29.	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
30.	Consolidation provisions:	Not Applicable
31.	Other terms:	Not Applicable

DISTRIBUTION

32.	(i) If syndicated, names of Managers:	Not Applicable
	(ii) Stabilising Manager (if any):	Not Applicable
33.	If non-syndicated, name of Dealer:	ABN AMRO BANK N.V.
34.	Additional selling restrictions:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the EUR10,000,000,000 Euro Medium Term Note Programme of Iberdrola International B.V. and Iberdrola Finanzas, S.A.U. guaranteed by Iberdrola, S.A.

RESPONSIBILITY

The Issuer and the Guarantor accept responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: ....
Duly authorised

Signed on behalf of the Guarantor:

By: ....
Duly authorised

PART B – OTHER INFORMATION

1. LISTING AND ADMISSION TO TRADING

(i) Listing:	Luxembourg
(ii) Admission to trading:	Application has been made for the Notes to be admitted to trading on the regulated market of the Luxembourg Stock Exchange with effect from 30 May 2006
(iii) Estimate of total expenses related to admission to trading:	EUR 3,075

2. RATINGS

Ratings:	The Notes to be issued have been rated: S & P: A+ Moody's: A2 FITCH: AA-

3. INTEREST OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE

Save as disclosed in "Subscription and Sale" in the Base Prospectus, so far as the Issuer is aware, no person involved in the issue of the Notes has an interest material to the issue.

4. YIELD

Indication of yield:	5.25 per cent. per annum The yield is calculated at the Issue Date on the basis of the Issue Price. It is not an indication of future yield.

5. OPERATIONAL INFORMATION

ISIN Code:	XS0255778333
Common Code:	25577833
Any clearing system(s) other than Euroclear Bank S.A./N.V. as operator of the Euroclear System and Clearstream Banking, société anonyme and the relevant identification number(s):	Not Applicable
Delivery:	Delivery against payment
Names and addresses of additional Paying Agent(s) (if any):	Not Applicable

6. GENERAL

Commissioner of Syndicate of Noteholders:	Mr. Roberto Orjales
Tradeable Amount:	Specified Denomination
Applicable TEFRA exemption:	D Rules

Final Terms dated 28 June 2006.

Iberdrola Finanzas, S.A.U.
(incorporated with limited liability in Spain)

Issue of
EUR 300,000,000 Floating Rate Notes due June 2010
Guaranteed by
Iberdrola, S.A.

Under the EUR10,000,000,000
Euro Medium Term Note Programme

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Terms and Conditions of Notes issued by Iberdrola Finanzas, S.A.U. set forth in the Base Prospectus dated 28 April 2006 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the ''Prospectus Directive''). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Base Prospectus. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Base Prospectus. The Base Prospectus is available for viewing at the registered office of the Issuer (Calle Cardenal Gardoqui, no. 8 at Bilbao, Spain) and at the office of the Paying Agents and copies may be obtained from the Issuer and the Paying Agents.

1.	(i) Issuer:	Iberdrola Finanzas, S.A.U.
	(ii) Guarantor:	Iberdrola, S.A.
2.	(i) Series Number:	68
	(ii) Tranche Number:	1
3.	Specified Currency or Currencies:	Euro ("EUR")
4.	Aggregate Nominal Amount admitted to trading:	
	(i) Series:	EUR 300,000,000
	(ii) Tranche:	EUR 300,000,000
5.	Issue Price:	99.943 per cent. of the Aggregate Nominal Amount
6.	Specified Denominations:	EUR 50,000
7.	(i) Issue Date:	28 June 2006
	(ii) Interest Commencement Date:	28 June 2006
8.	Maturity Date:	The Interest Payment Date falling in or nearest to June

		2010
9.	Interest Basis:	3 month EUR-EURIBOR- Telerate + 0.175 per cent. per annum
10.	Redemption/Payment Basis:	Redemption at par
11.	Change of Interest or Redemption/Payment Basis:	Not Applicable
12.	Put/Call Options:	Not Applicable
13.	(i) Status of the Notes:	Senior
	(ii) Status of the Guarantee:	Senior
14.	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15.	**Fixed Rate Note Provisions**	Not Applicable
16.	**Floating Rate Note Provisions**	Applicable
	(i) Interest Period(s):	The period beginning on, and including, the Interest Commencement Date and ending on, but excluding, the first Interest Payment Date and each successive period beginning on, and including, an Interest Payment Date and ending on, but excluding, the next succeeding Interest Payment Date
	(ii) Specified Interest Payment Dates:	28 June, 28 September, 28 December and 28 March of each year commencing on 28 September 2006 and ending on 28 June 2010, subject to adjustment in accordance with the Business Day Convention
	(iii) Interest Period Date:	Not Applicable
	(iv) Business Day Convention:	Modified Following Business Day Convention
	(v) Business Centre(s):	Not Applicable
	(vi) Manner in which the Rate(s) of Interest is/are to be determined:	Screen Rate Determination
	(vii) Party responsible for calculating the Rate of Interest and Interest Amount (if not the Fiscal Agent):	Not applicable
	(viii) Screen Rate Determination:	Applicable

	–Reference Rate:	3 month EUR-EURIBOR-Telerate
	–Interest Determination Date(s):	Two TARGET Business days prior to the start of the relevant Interest Period
	–Relevant Screen Page:	EUR-EURIBOR Moneyline Telerate, page 248, taken at 11:00 a.m. Brussels time.
	(ix) ISDA Determination:	Not Applicable
	(x) Margin(s):	+ 0.175 per cent. per annum
	(xi) Minimum Rate of Interest:	Not Applicable
	(xii) Maximum Rate of Interest:	Not Applicable
	(xiii) Day Count Fraction:	Actual/360
	(xiv) Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from thoseset out in the Conditions:	Not Applicable
17.	**Zero Coupon Note Provisions**	Not Applicable
18.	**Index/Formula-linked Note/other variable-linked interest Note Provisions**	Not Applicable
19.	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

20.	Call Option	Not Applicable
21.	Put Option	Not Applicable
22.	Final Redemption Amount:	EUR 50,000 per Note of EUR 50,000 specified denomination For the avoidance of doubt, in the case of a holding of Notes in an integral multiple of the Tradeable Amount in excess of the minimum Specified Denomination but not a multiple of such Specified Denomination, such holding will be redeemed at its nominal amount.
23.	Early Redemption Amount	
	Early Redemption Amount(s) payable on	

	redemption for taxation reasons or on Event of Default and/or the method of calculating the same (if required or if different from that set out in Condition 6):	As set out in the Conditions

GENERAL PROVISIONS APPLICABLE TO THE NOTES

24.	Form of Notes:	Bearer Notes: Temporary Global Note exchangeable for a Permanent Global Note exchangeable for Definitive Notes in the limited circumstances specified in the Permanent Global Note.
25.	Financial Centre(s) or other special provisions relating to Payment Dates:	Not Applicable
26.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
27.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
28	Details relating to Instalment Notes: amount of each instalment date on which each payment is to be made:	Not Applicable
29.	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
30.	Consolidation provisions:	Not Applicable
31.	Other terms:	Not Applicable

DISTRIBUTION

32.	(i) If syndicated, names of Managers:	Not Applicable
	(ii) Stabilising Manager (if any):	Not Applicable
33.	If non-syndicated, name of Dealer:	Barclays Bank PLC.
34.	Additional selling restrictions:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the EUR10,000,000,000 Euro Medium Term Note Programme of Iberdrola International B.V. and Iberdrola Finanzas, S.A.U. guaranteed by Iberdrola, S.A.

RESPONSIBILITY

The Issuer and the Guarantor accept responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:	Signed on behalf of the Guarantor:
By: .... Duly authorised	By: .... Duly authorised

PART B – OTHER INFORMATION

1. LISTING AND ADMISSION TO TRADING

(i) Listing:	Luxembourg
(ii) Admission to trading:	Application has been made for the Notes to be admitted to trading on the regulated market of the Luxembourg Stock Exchange with effect from 28 June 2006
(iii) Estimate of total expenses related to admission to trading:	EUR 2,740

2. RATINGS

Ratings:	The Notes to be issued have been rated: S & P: A+ Moody's: A2 FITCH: AA-

3. INTEREST OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE

Save as disclosed in "Subscription and Sale" in the Base Prospectus, so far as the Issuer is aware, no person involved in the issue of the Notes has an interest material to the issue.

5. OPERATIONAL INFORMATION

ISIN Code:	XS0258938165
Common Code:	25893816
Any clearing system(s) other than Euroclear Bank S.A./N.V. as operator of the Euroclear System and Clearstream Banking, société anonyme and the relevant identification number(s):	Not Applicable
Delivery:	Delivery against payment
Names and addresses of additional Paying Agent(s) (if any):	Not Applicable

6. GENERAL

Commissioner of Syndicate of Noteholders:	Mr. Roberto Orjales
Tradeable Amount:	EUR 1,000. So long as the Notes are represented by a temporary Global Note, permanent Global Note or Global Certificate and the relevant clearing system (s) so permit,

the Notes shall be tradeable only in principal amounts of at least the minimum Specified Denomination provided in the relevant Final Terms and integral multiples of the Tradeable Amount in excess thereof set out in the relevant Final Terms.

Applicable TEFRA exemption:	D Rules

Final Terms dated 17 August 2006.

Iberdrola Finanzas, S.A.U.
(incorporated with limited liability in Spain)



Issue of
EUR 200,000,000 Floating Rate Notes due August 2009
Guaranteed by
Iberdrola, S.A.



Under the EUR10,000,000,000
Euro Medium Term Note Programme

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Terms and Conditions of Notes issued by Iberdrola Finanzas, S.A.U. set forth in the Base Prospectus dated 28 April 2006 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the ''Prospectus Directive''). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Base Prospectus. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Base Prospectus. The Base Prospectus is available for viewing at the registered office of the Issuer (Calle Cardenal Gardoqui, no. 8 at Bilbao, Spain) and at the office of the Paying Agents and copies may be obtained from the Issuer and the Paying Agents

1	(i)	Issuer:	Iberdrola Finanzas, S.A.U.
	(ii)	Guarantor:	Iberdrola, S.A.
2	(i)	Series Number:	69
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Euro ("EUR")
4	Aggregate Nominal Amount admitted to trading:		
	(i)	Series:	EUR 200,000,000
	(ii)	Tranche:	EUR 200,000,000
5	Issue Price:		100.00 per cent of the Aggregate Nominal Amount
6	Specified Denominations:		EUR 50,000
7	(i)	Issue Date:	17 August 2006
	(ii)	Interest Commencement Date	17 August 2006
8	Maturity Date:		The Interest Payment Date falling in or nearest to 17 August 2009
9	Interest Basis:		3 month EUR-EURIBOR – Telerate + 0.15 per cent. per annum
10	Redemption/Payment Basis:		Redemption at par
11	Change of Interest or Redemption/Payment Basis:		Not Applicable
12	Put/Call Options		Not Applicable

13	(i)	Status of the Notes:	Senior
	(ii)	Status of the Guarantee:	Senior
14	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15	**Fixed Rate Note Provisions**		Not Applicable
16	**Floating Rate Note Provisions**		Applicable
	(i)	Interest Period(s)	The period beginning on, and including, the Interest Commencement Date and ending on, but excluding, the first Interest Payment Date and each successive period beginning on, and including, an Interest Payment Date and ending on, but excluding, the next succeeding Interest Payment Date
	(ii)	Specified Interest Payment Dates:	17 November, 17 February, 17 May and 17 August of each year commencing on 17 November 2006 and ending on 17 August 2009, subject to adjustment in accordance with the Business Day Convention.
	(iii)	Interest Period Date:	Not Applicable
	(iv)	Business Day Convention:	Modified Following Business Day Convention
	(v)	Business Centre(s):	Not Applicable
	(vi)	Manner in which the Rate(s) of Interest is/are to be determined:	Screen Rate Determination
	(vii)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	Not Applicable
	(viii)	Screen Rate Determination:	Applicable
		- Reference Rate:	3 Month EUR-EURIBOR-Telerate
		- Interest Determination Date(s):	Two TARGET Business Days prior to the start of the relevant Interest Period
		- Relevant Screen Page:	EUR-EURIBOR Moneyline Telerate, page 248, taken at 11:00 a.m. Brussels time
	(ix)	ISDA Determination	Not Applicable
	(x)	Margin(s):	+ 0.15 per cent. per annum
	(xi)	Minimum Rate of Interest	Not Applicable
	(xii)	Maximum Rate of Interest:	Not Applicable
	(xiii)	Day Count Fraction:	Actual/360
	(xiv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest	Not Applicable

	on Floating Rate Notes, if different from those set out in the Conditions:	
17	**Zero Coupon Note Provisions**	Not Applicable
18	**Index/Formula-linked Note /other variable-linked interest Note Provisions**	Not Applicable
19	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

20	**Call Option**	Not Applicable
21	**Put Option**	Not Applicable
22	**Final Redemption Amount**	EUR 50,000 per Note of EUR 50,000 specified denomination
23	**Early Redemption Amount**	
	Early Redemption Amount(s) payable on redemption for taxation reasons or an event of default and/or the method of calculating the same (if required or if different from that set out in the Conditions 6):	As set out in the Conditions

GENERAL PROVISIONS APPLICABLE TO THE NOTES

24	Form of Notes:	Bearer Notes Temporary Global Note exchangeable for a Permanent Global Note exchangeable for Definitive Notes in the limited circumstances specified in the Permanent Global Note
25	Financial Centre(s) or other special provisions relating to payment dates:	Not Applicable
26	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
27	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
28	Details relating to Instalment Notes: amount to each instalment date on which each payment is to be made	Not Applicable

29	Redenomination, renominalisation and reconventioning provisions:		Not Applicable
30	Consolidation provisions:		Not Applicable
31	Other terms:		Not Applicable

DISTRIBUTION

32	(i)	If syndicated, names of Manager(s):	Not Applicable
	(ii)	Stabilising Manager(s) (if any):	Not Applicable
33	If non-syndicated, name of Dealer:		CALYON
34	Additional selling restrictions:		Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 10,000,000,000 Euro Medium Term Note Programme of Iberdrola International B.V. and Iberdrola Finanzas, S.A.U. guaranteed by Iberdrola, S.A..

RESPONSIBILITY

The Issuer and the Guarantor accept responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: ....

Duly authorised

Signed on behalf of the Guarantor

By:

Duly authorised

PART B – OTHER INFORMATION

1 LISTING AND ADMISSION TO TRADING

(i)	Listing:	Luxembourg
(ii)	Admission to trading:	Application has been made for the Notes to be admitted to trading on the regulated market of the Luxembourg Stock Exchange with effect from 17 August 2006
(iii)	Estimate of total expenses related to admission to trading:	EUR 2,265

2 RATINGS

Ratings: The Notes to be issued have been rated:

S & P: A+

Moody's: A2

Fitch: A A-

3 INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE

Save as disclosed in "Subscription and Sale" in the Base Prospectus, so far as the Issuer is aware, no person involved in the issue of the Notes has an interest material to the issue.

4 OPERATIONAL INFORMATION

ISIN Code:	XS0264026039
Common Code:	26402603
Any clearing system(s) other than Euroclear Bank S.A./N.V. as operator of the Euroclear System and Clearstream Banking, société anonyme and the relevant identification number(s):	Not Applicable
Delivery:	Delivery against payment
Names and addresses of additional Paying Agent(s) (if any):	None

5 GENERAL

Commissionner of Syndicate of Noteholders:	Mr. Roberto Orjales
Tradeable amount:	Specified Denomination
Applicable TEFRA exemption:	D Rules

Final Terms dated 16 October 2006.

Iberdrola Finanzas, S.A.U.
(incorporated with limited liability in Spain)

Issue of
EUR 50,000,000 Floating Rate Notes due October 2016
Guaranteed by
Iberdrola, S.A.

Under the EUR10,000,000,000
Euro Medium Term Note Programme

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Terms and Conditions of Notes issued by Iberdrola Finanzas, S.A.U. set forth in the Base Prospectus dated 28 April 2006 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the ''Prospectus Directive''). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Base Prospectus. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Base Prospectus. The Base Prospectus is available for viewing at the registered office of the Issuer (Calle Cardenal Gardoqui, no. 8 at Bilbao, Spain) and at the office of the Paying Agents and copies may be obtained from the Issuer and the Paying Agents

1	(i)	Issuer:	Iberdrola Finanzas, S.A.U.
	(ii)	Guarantor:	Iberdrola, S.A.
2	(i)	Series Number:	70
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Euro ("EUR")
4	Aggregate Nominal Amount admitted to trading:		
	(i)	Series:	EUR 50,000,000
	(ii)	Tranche:	EUR 50,000,000
5	Issue Price:		99.916 per cent of the Aggregate Nominal Amount
6	Specified Denominations:		EUR 50,000
7	(i)	Issue Date:	16 October 2006
	(ii)	Interest Commencement Date	16 October 2006
8	Maturity Date:		The Interest Payment Date falling in or nearest to 15 October 2016
9	Interest Basis:		3 month EUR-EURIBOR – Telerate + 0.34 per cent. per annum
10	Redemption/Payment Basis:		Redemption at par
11	Change of Interest or Redemption/Payment Basis:		Not Applicable
12	Put/Call Options		Not Applicable

13	(i)	Status of the Notes:	Senior
	(ii)	Status of the Guarantee:	Senior
14	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15	**Fixed Rate Note Provisions**		Not Applicable
16	**Floating Rate Note Provisions**		Applicable
	(i)	Interest Period(s)	The period beginning on, and including, the Interest Commencement Date and ending on, but excluding, the first Interest Payment Date and each successive period beginning on, and including, an Interest Payment Date and ending on, but excluding, the next succeeding Interest Payment Date. There will be a short first Interest Period from and including the Issue Date, to but excluding 15 January 2007 (the "Short First Interest Period")
	(ii)	Specified Interest Payment Dates:	15 January, 15 April, 15 July and 15 October of each year commencing on 15 January 2007 and ending on 15 October 2016, subject to adjustment in accordance with the Business Day Convention.
	(iii)	Interest Period Date:	Not Applicable
	(iv)	Business Day Convention:	Modified Following Business Day Convention
	(v)	Business Centre(s):	Not Applicable
	(vi)	Manner in which the Rate(s) of Interest is/are to be determined:	Screen Rate Determination
	(vii)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	Not Applicable
	(viii)	Screen Rate Determination:	Applicable
		- Reference Rate:	3 Month EUR-EURIBOR-Telerate
		- Interest Determination Date(s):	Two TARGET Business Days prior to the start of the relevant Interest Period
		- Relevant Screen Page:	EUR-EURIBOR Moneyline Telerate, page 248, taken at 11:00 a.m. Brussels time
	(ix)	ISDA Determination	Not Applicable
	(x)	Margin(s):	+ 0.34 per cent. per annum
	(xi)	Minimum Rate of Interest	Not Applicable
	(xii)	Maximum Rate of Interest:	Not Applicable
	(xiii)	Day Count Fraction:	Actual/360
	(xiv)	Fall back provisions, rounding	Not Applicable

	provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	
17	**Zero Coupon Note Provisions**	Not Applicable
18	**Index/Formula-linked Note /other variable-linked interest Note Provisions**	Not Applicable
19	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

20	**Call Option**	Not Applicable
21	**Put Option**	Not Applicable
22	**Final Redemption Amount**	EUR 50,000 per Note of EUR 50,000 specified denomination
23	**Early Redemption Amount**	
	Early Redemption Amount(s) payable on redemption for taxation reasons or an event of default and/or the method of calculating the same (if required or if different from that set out in the Conditions 6):	As set out in the Conditions

GENERAL PROVISIONS APPLICABLE TO THE NOTES

24	Form of Notes:	Bearer Notes Temporary Global Note exchangeable for a Permanent Global Note exchangeable for Definitive Notes in the limited circumstances specified in the Permanent Global Note
25	Financial Centre(s) or other special provisions relating to payment dates:	Not Applicable
26	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
27	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable

28	Details relating to Instalment Notes: amount to each instalment date on which each payment is to be made	Not Applicable
29	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
30	Consolidation provisions:	Not Applicable
31	Other terms:	Not Applicable

DISTRIBUTION

32	(i)	If syndicated, names of Manager(s):	Not Applicable
	(ii)	Stabilising Manager(s) (if any):	Not Applicable
33	If non-syndicated, name of Dealer:		Caixa D'Estalvis i Pensions de Barcelona
34	Additional selling restrictions:		Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 10,000,000,000 Euro Medium Term Note Programme of Iberdrola International B.V. and Iberdrola Finanzas, S.A.U. guaranteed by Iberdrola, S.A..

RESPONSIBILITY

The Issuer and the Guarantor accept responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:	Signed on behalf of the Guarantor
By:	By:
Duly authorised	Duly authorised

PART B – OTHER INFORMATION

1 LISTING AND ADMISSION TO TRADING

(i)	Listing:	Luxembourg
(ii)	Admission to trading:	Application has been made for the Notes to be admitted to trading on the regulated market of the Luxembourg Stock Exchange with effect from 16 October 2006
(iii)	Estimate of total expenses related to admission to trading:	EUR 3,775

2 RATINGS

Ratings: The Notes to be issued have been rated:

S & P: A+

Moody's: A2

Fitch: AA-

3 INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE

Save as disclosed in "Subscription and Sale" in the Base Prospectus, so far as the Issuer is aware, no person involved in the issue of the Notes has an interest material to the issue.

4 OPERATIONAL INFORMATION

ISIN Code:	XS0271361338
Common Code:	27136133
Any clearing system(s) other than Euroclear Bank S.A./N.V. as operator of the Euroclear System and Clearstream Banking, société anonyme and the relevant identification number(s):	Not Applicable
Delivery:	Delivery against payment
Names and addresses of additional Paying Agent(s) (if any):	None

5 GENERAL

Commissionner of Syndicate of Noteholders:	Mr. Roberto Orjales
Tradeable amount:	Specified Denomination
Applicable TEFRA exemption:	D Rules

PRICING SUPPLEMENT

Pricing Supplement dated 28th December 2006



Iberdrola Finanzas S.A.U.

(Incorporated with limited liability in the Kingdom of Spain)

Issue of

EUR 104,300,000 Floating Rate Notes due December 2007

Guaranteed by

Iberdrola, S.A.

under the EUR 6,000,000,000

Euro Medium Term Note Programme

This document constitutes the Pricing Supplement relating to the issue of Notes described herein. Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 22 March 2005. This Pricing Supplement must be read in conjunction with such Offering circular and relates to the notes issue by the Issuer on 28 December 2005 in respect of which the Noteholders has choosen not to exercise the Maturity Extendible Option.

1.	(i)	Issuer:	Iberdrola Finanzas S.A.U.
	(ii)	Guarantor:	Iberdrola, S.A.
2.	(i)	Series Number:	61
	(ii)	Tranche Number:	2
3.	Specified Currency or Currencies:		EURO ("EUR")
4.	Aggregate Nominal Amount:		EUR 104,300,000
5.	Issue Price:		99.98 per cent. of the Aggregate Nominal Amount
6.	Specified Denominations:		EUR 50,000
7.	(i)	Issue Date:	28 December 2006
	(ii)	Interest Commencement Date:	28 December 2006
8.	Maturity Date:		28 December 2007.

9.	Interest Basis:	Floating Rate 3 month EURIBOR plus 0.13 per cent. per annum for the period from and including the Issue Date to but excluding the Specified Interest Payment Date falling in December 2007.
10.	Redemption/Payment Basis:	Redemption at par
11.	Change of Interest or Redemption/ Payment Basis:	Not Applicable
12.	Put/Call Options:	Not Applicable
13.	(i) Status of the Notes	Senior
	(ii) Status of the Guarantee:	Senior
14.	Listing:	Luxembourg
15.	Method of distribution:	Non-syndicated

RATINGS

16.	Rating(s):	The programme is rated as follows: A2 (MOODY'S) A+ (S&P) A+ (FITCH)

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17.	**Fixed Rate Note Provisions**	Not Applicable
18.	**Floating Rate Note Provisions**	Applicable
	(i) Specified Interest Payment Dates:	28 March, 28 June, 28 September and 28 December of each year in which any or all of the Notes remain outstanding, commencing on 28 March 2007
	(ii) Business Day Convention:	Modified Following Business Day Convention
	(iii) Additional Business Centre(s):	London
	(iv) Manner in which the Rate of Interest is to be determined:	Screen Rate Determination

(v)	Party responsible for calculating the Rate of Interest and Interest amount:	The Fiscal Agent (JP Morgan Chase Bank N.A., London Branch)
(vi)	Screen Rate Determination:	Applicable
	-Reference Rate:	3 month EURIBOR
	-Interest Determination Date	Two TARGET and London Business Days prior to the start of the relevant Interest Period
	-Relevant Screen Page:	EUR-EURIBOR Moneyline Telerate, page 248, taken at 11:00 a.m. Brussels time.
(vii)	ISDA Determination:	Not Applicable
(viii)	Margin(s):	Plus 0.13 per cent. per annum for the period from and including the Issue Date to but excluding the Specified Interest Payment Date falling in December 2007.
(ix)	Minimum Rate of Interest:	Not Applicable
(x)	Maximum Rate of Interest:	Not Applicable
(xi)	Day Count Fraction:	Actual/360
(xii)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Not Applicable

19.	**Zero Coupon Note Provisions**	Not Applicable
20.	**Index/Formula Linked Note Provisions**	Not Applicable
21.	**Dual Currency Note Provisions**	Not Applicable

PROVISION RELATING TO REDEMPTION

22.	**Call Option**	Not Applicable
23.	Maturity of Notes Extendible Option	Not Applicable
24.	**Final Redemption Amount**	Par
25.	**Early Redemption Amount** Early Redemption Amount(s) payable on redemption for taxation reasons or on event of default and/or the method of calculating the same (if required or if different from that set out in Condition 6):	Par plus interest accrued to the date fixed for redemption (payable on redemption for taxation reasons or on event of default)

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26.	Form of the Notes:	Bearer Notes: Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for definitive Notes in the limited circumstances specified in the permanent Global Note.
27.	Additional Financial Centre(s) or other special provisions relating to Payment Dates:	TARGET and London
28.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
29.	Detail relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and the consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable

30.	Details relating to Instalment Notes: amount of each instalment, date on which each payment is to be made:	Not Applicable
31.	Other terms or special conditions:	Not Applicable
32	Temporary Commissioner:	Roberto Orjales

PROVISIONS RELATING TO REDENOMINATION AND/OR EXCHANGEABILITY

33.	Redenomination	Not Applicable
34.	Exchangeability	Not Applicable

DISTRIBUTION

35.	(i) If syndicates, name of Managers:	Not Applicable
	(ii) Stabilising Manager (if any):	Not Applicable
36.	If not-syndicated, name of Dealer:	HSBC France
37.	Additional selling restrictions:	Not Applicable
38.	Netherlands Selling Restriction:	Netherlands Selling Restrictions apply

OPERATION INFORMATION

39.	(i) ISIN Code:	XS0280811380
40.	(I) Common Code:	28081138
41.	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s):	Not Applicable
42.	Delivery:	Delivery free of payment
43.	Additional Paying Agent(s) (if any):	Not Applicable

LISTING APPLICATION

The Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the Euro 6,000,000,000 Euro Medium Term Note Programme of Iberdrola Finanzas S.A.U.

RESPONSIBILITY

The Issuer and Guarantor accept responsibility for the information contained in this Pricing Supplement:

Signed on behalf of the Issuer:

By: ....
Duly authorised

Signed on behalf of the Guarantor:

By: ....
Duly authorised

PRESS RELEASE

Jan. 9, 2006


IBERDROLA

The company expects to have 6,200 MW of capacity in wind turbines in 2008, of which at least 1,200 MW will be outside Spain

IBERDROLA BUYS NATURENER EÓLICA

- **The company has 280 MW of capacity in wind farms at advanced stages of development in Castile La Mancha, Andalusia and Castile and Leon.**
- **The purchase price is about 26 million euros, though the final price will depend upon how much capacity is ultimately installed**
- **With about 3,800 MW of capacity at the end of 2005, IBERDROLA bolsters its position as a company of reference in the global renewable energy industry**

IBERDROLA has bought from Naturener 100% of its subsidiary Naturener Eólica, a company with 280 megawatts (MW) of capacity at advanced stages of development in the autonomous communities of Castile La Mancha, Andalusia and Castile and Leon.

The company is about to start construction on 30 MW of wind capacity, while 50 MW is at the final stage of the permitting process and 200 MW has a high probability of receiving authorisation. The purchase price is about 26 million euros, though the final price will depend upon how much capa city is ultimately installed.

Naturener Eólica was until now a 100-percent owned subsidiary of Naturener S.A. The latter´s shareholders include, among others, Tharsis (a unit of Belgium´s Sapec), with 55.3%, and CCM Corporación, with a 26-percent stake.

The adquisition of Naturener Eólica will allow IBERDROLA to continue making progress toward its targets for growth in the renewable energy industry, in which the company is a benchmark operator worldwide, with 3,800 MW installed at the end of 2005. The company expects to reach 6,200 MW of wind capacity in 2008, of which at least 1,200 MW will be outside of Spain.

IBERDROLA began its push into renewable energies in 2001, when it decided to promote these energies in contrast to prevailing trends

in the electricity industry at the time. The company, which has a portfolio of projects for 14,900 MW, has since increased its installed capacity sevenfold.

IBERDROLA´s renewable generation facilities are present in 12 autonomous communities in Spain: Castile La Mancha, Castile and Leon, Galicia, Aragon, La Rioja, the Valencian Community, the Basque Country, Navarre, Murcia, Cantabria, Extremadura and Madrid.

A growing international presence

The company is likewise strengthening its presence in the international wind market, and has opened in the past year offices in Rennes (France), Birmingham (UK), Rome (Italy), Mannheim (Germany) and Warsaw (Poland). IBERDROLA today has a portfolio of projects in development in Europe for 2,410 MW in countries such as Portugal, Greece, France, the UK, Italy, Germany and Poland. It is also developing wind farms in Mexico and Brazil.

IBERDROLA in 2005 started operations at its first wind farm outside Spain, the 18 MW of capacity it owns at the Catefica farm in Portugal, and is the biggest shareholder of Grupo Rokas, the top wind energy generator in Greece, with a 49.9-percent stake. Additionally, it has broken ground on four wind farms in France, one in Brazil and three in Greece.

IBERDROLA´s strategy for growth in renewable energies fits with its commitment to the environment and sustainable development, and is in line with compliance with the Kyoto Protocol and the European Directive on Emissions Trading. The company is a pioneer in the development of clean energies, those free of greenhouse gas emissions, as shown by its historic commitment to hydropower from the time of its founding more than 100 years ago.



Madrid, 1 February 2006

NATIONAL SECURITIES MARKET COMMISSION
Attn.: Antonio Mas Sirvent
Director Market Area
Madrid

SUBJECT: Other Notifications

Dear Sirs,

Please be advised that in accordance with the resolution adopted by its Board of Directors, IBERDROLA is going to offer its employees, for the second year in succession, the possibility of receiving part of their variable remuneration in shares. The stock will be delivered in March 2006.

This employee stock delivery forms part of the company's general remuneration policy, such that employees may receive Iberdrola shares as part of their annual variable remuneration. The maximum limit on remuneration in the form of stock is 12,000 euros per employee.

Just as last year, the stock option plan is offered to all IBERDROLA employees, who may choose between receiving part of their variable pay in money or shares in the company. This furthers the objective of increasing the shares held by employees and executives in the company.

The total number of shares that will finally be delivered will depend on the market price of the Iberdrola S.A. share at the end of the stock exchange session on the date of payment of the variable remuneration, and the amount requested by employees.

Yours faithfully,

Federico San Sebastián

AGREEMENT OF THE COUNCIL OF MINISTERS, by which, in accordance with the provisions in section b) of article 17 of the Law 16/1989 of 17 July for the Defence of Competition, it decides, subject to compliance with conditions, the approval of the economic concentration operation, consisting of the exclusive takeover of ENDESA, S.A. by GAS NATURAL SDG, S.A.

The Second Vice-President of the Government and the Minister of Economy and Finance propose the following Agreement to the Council of Ministers:

WHEREAS the notification given to the Service for the Defence of Competition by GAS NATURAL SDG, S.A., in accordance with the provision in part 1 of article 15 of Law 16/1989 of 17 July for the Defence of Competition, relating to the economic concentration operation, consisting of the exclusive takeover of ENDESA, S.A. by GAS NATURAL SDG, S.A. via a public tender offer for all of its capital stock, which notification gave rise to the Service's dossier N-05082.

WHEREAS the Service for the Defence of Competition proceeded to the study of the aforementioned dossier, raising a proposal, accompanied by a report to the Second Vice-President of the Government and the Minister of Economy and Finance who, pursuant to article 15 of the aforementioned Law 16/1989, resolved to send the dossier to the Court for the Defence of Competition. WHEREAS the National Energy Commission has issued a report in which, taking account of the horizontal, vertical and conglomerate effects of the operation in the different markets, it recommended to the Government the authorization of the operation, subject to various, essentially structural, conditions, to compensate all the detected effects. WHEREAS the Court for the Defence of Competition, following a study of the aforementioned dossier, has issued a report in which, taking into account the damage that the operation could cause on competition, and after evaluating the possible compensatory elements of the acknowledged restrictions, it considered it appropriate to declare the announced operation inadmissible. WHEREAS, pursuant to article 17 of Law 16/1989, it is incumbent on the Government, by proposal of the Minister of Economy and Finance, to decide on the admissibility of the economic concentration operation concerned, subjecting its approval to the observance of conditions. IN VIEW OF the applicable regulations. THE COUNCIL OF MINISTERS, by proposal of the Second Vice-President of the Government and the Minister of Economy and Finance, AGREE: In accordance with the provisions in section b) of article 17 of the Law 16/1989 of 17 July for the Defence of Competition, to subject the approval of the economic concentration operation, consisting of the exclusive takeover of ENDESA, S.A. by GAS NATURAL SDG, S.A., on the fulfilment of the following conditions:

First – GAS NATURAL will release onto the market an annual quantity of natural gas, equal to that imported into the Spanish market by ENDESA in 2005.

Second – GAS NATURAL will release onto the market the annual excess of the SAGANE I contract over the quantity necessary to guarantee the tariff supply, with a maximum of 1bcm, that will be allocated in monthly quantities with an annual horizon.

Third – a) The allocation of the gas, in accordance with the first and second conditions, will take place via a public call for tenders, in which any operator may bid that can provide evidence of satisfying the requirements set out in condition sixteen.

b) The release of gas corresponding to the first and second conditions will be carried out over three years, starting from 2007 inclusive. The first call for tenders will be made prior to 31 December 2006.

c) The National Energy Commission will set the exact terms of the procedure for the call for tenders within three months following the adoption of the present Agreement by the Council of Ministers. In any event, the call for tenders will guarantee the transparent and non-discriminatory application by any present or potential bidder involved in the natural gas market in Spain. The conditions of the corresponding gas supply contracts will be in line with the usual practices of the Spanish market.

d) As a result of the call for tenders, GAS NATURAL will supply the corresponding quantity of gas to the selected tenderer via any of the entry points to the Spanish peninsula's system.

e) Determination of the minimum starting price for bids will be based on the corresponding, effective gas supply cost. Pursuant to the second condition, the price that GAS NATURAL receives as payment for the purchased gas during the two first years will correspond with the price in the SAGANE I contract. GAS NATURAL will apply any excess above said price, resulting from the tender, to increasing the planned investments for the improvement of the infrastructures for gas storage, transport networks and energy distribution.

Fourth – GAS NATURAL will proceed with the sale of the ENDESA, S.A. shares in the SAGGAS S.A. and REGANOSA S.A. companies.

Five – GAS NATURAL will sell any direct or indirect shareholding stake in ENGENAS S.A. that exceeds 1% and cannot have any representative in the administration council of said company.

Six – GAS NATURAL will sell electricity power plants with an installed capacity on the Spanish peninsula equivalent to 4300MW of removable generation sources with a remaining useful life of at least 10 years, which will include a minimum of 400MW in both Catalunya and Andalucia. In particular, it must transfer power plants with combined cycle or pondage system with an installed capacity equivalent to 1200 MW.

Seven – Over a period of two years, starting from the implementation of the concentration operation, GAS NATURAL will not be able to acquire from third-parties, directly or indirectly, any combined cycle electricity-generating power plant that is functioning or under trials.

Eight – GAS NATURAL will grant a right to unilateral cancellation without penalization to its current clients for the provision of natural gas, for combined cycle generation.

Nine – GAS NATURAL will sell the equivalent amount to its retail supply business at a free price (retail) of electricity and to ENDESA's gas retail business. For this purpose, the corresponding assets and contracts will be divested into one company, at least, that combines all of the requirements provided for in condition sixteen.

Ten – GAS NATURAL will sell any direct or indirect shareholding stakes that it holds in any independent competitor in the gas and electricity retail business. Specifically, it will transfer its share in Naturgas Energía Grupo, S.A. (formerly Naturcorp Multiservicios, S.A.) and in Gas Natural de Álava, S.A.

Eleven – GAS NATURAL will sell natural gas distribution assets that incorporate complete networks and tariff supply contracts with a minimum of 1,500,000 supply points, giving rise to at least two new operators with a minimum of 250,000 supply points each.

Twelfth – Within six months from the implementation of the concentration operation, GAS NATURAL will hand over to a company or entity independent of any energy supply activity, the capacity to formalize the changes of supplier that take place on behalf of those electricity and natural gas customers, at both tariff and free market prices, whose supply points are in zones where the implementation of the operation will lead to the overlap of electricity and natural networks under GAS NATURAL's control.

To fulfil this condition, it will be essential to make available to this company or independent entity, responsible for managing the changes of supplier, the databases referred to in article 43 of the Royal Decree 1434/2005 of 27 December, which regulate the transport, distribution, marketing, supply activities and procedures for the authorization of natural gas installations, and those in article 7 of the Royal Decree 1435/2005 of 27 December, which regulate the basic conditions of the contracts for purchasing energy and for access to the low-voltage networks.

Thirteen – GAS NATURAL must adapt its structure in order to ensure the functional separation between the regulated and non-regulated businesses. In particular, GAS NATURAL will guarantee the functional separation of the distribution network and retail supply businesses.

Fourteen – For the purposes of the previous conditions, it will be understood that GAS NATURAL is made up of GAS NATURAL SDG S.A. and the companies under its control.

Fifteen – The assets divested in application of the abovementioned conditions must be transferred, together with the contracts, staff and other material and immaterial resources necessary for their adequate autonomous functioning. In this case, the corresponding gas supply contracts will be included, as well as the

supply contracts with customers at free or tariff price. In regard to the combined cycle power stations referred to in the sixth condition, GAS NATURAL will offer the supply of gas necessary for its operation during the two years following the transfer of these power stations, in conditions equivalent to the conditions existing prior to the concentration operation.

Sixteen – The transfer of the assets to disinvest in accordance with the aforementioned conditions will be subject, following a report from the National Energy Commission, to the prior authorization of the Service for Defence of Competition, which will evaluate the competence of the buyer proposed by GAS NATURAL, agreeing to fulfil the following requirements:

a) To be a viable, existing or potential bidder, with no links whatsoever to GAS NATURAL.

b) To have financial resources unconnected to the seller, the proven experience and incentive to maintain and develop the transferred activity. In particular, the buyer must be in condition to guarantee the fulfilment of the requirements set out in the applicable, sectorial regulations, to carry out the corresponding activity and to assume the original strategic plans of the corresponding networks.

c) To not create new problems of competition or cause risks that will delay the application of the agreement. This condition is understood without prejudice to the authorizations that may result as mandatory in application of the regulations currently in force and, particularly, of those that derive, in this case, from the control of the business concentrations on behalf of the corresponding competition authorities.

Seventeen – The transfer of assets provided for in the previous conditions will be carried out in accordance with the timetable shown below, which will start to count from the moment the concentration operation is implemented via the takeover of ENDESA:

a) GAS NATURAL will have a confidential deadline in which to conclude purchase and sales agreements for said assets with third-party operators. Said purchases and sales may be agreed under the conditions that the parties freely negotiate, whenever that does not include the exchange of assets in Spain.

b) If GAS NATURAL has not managed to achieve the condition corresponding to the term of the deadline set out in the previous section, a mandate will be awarded to an independent third-party to proceed with the divestment (divestment trustee) with the purpose of subscribing the corresponding purchase and sales agreements in a confidential maximum deadline. In accordance with the provisions in condition six with reference to the sale of electricity generation assets, GAS NATURAL will transfer power plants with an installed capacity equivalent to 2800MW, including the power stations in Catalunya and Andalucia, in accordance with the timetable set out in the previous points a) and b). The assets equivalent to the additional 1500MW must be sold via a similar process and according to the deadlines set out in sections a) and b) above, which will be counted from the end of the maximum deadline provided for in these same sections. It will be understood that the corresponding condition has been fulfilled when GAS NATURAL has signed a

purchase or sales contract that is solely subject to the suspensive condition of the buyer's approval, pursuant to the provision in condition sixteen, to the detailed legal and technical examination of the assets and, in this case, to the mandatory authorities in application of the current regulations. If some circumstance arises that delays the effective execution of the divestments set out in the previous conditions, GAS NATURAL will immediately inform the Service for the Defence of Competition. On the request of GAS NATURAL and following a report from the National Energy Commission, the Council of Ministers may agree to an extension of the maximum deadlines for the divestment, in respect of the concurrent conditions set out in this condition. Where the proposed purchase or sale is subject to concentrations control and the corresponding competition authorities do not authorise it, the Service for the Defence of the Competition may agree, in regards of the concurrent circumstances, that the corresponding assets are sold by the trustee for divestment in accordance with the provisions in section b) of this condition.

Eighteen – During the transition period between the acquisition of the control of ENDESA by GAS NATURAL and the effective transfer of the assets set out in the previous conditions, GAS NATURAL will abstain from adopting decisions that could jeopardize the autonomous management and the guarantee of the retention value of these assets. Also, GAS NATURAL, will not have access to the sensitive information relating to ENDESA's assets that are included in the divestment package.

With the aim of guaranteeing the fulfilment of this condition, the Government will nominate an independent administrator of the assets to divest, by proposal of GAS NATURAL and the previous report by the National Energy Commission. This administrator will be paid by GAS NATURAL, where the structure of the corresponding payment cannot jeopardize the independency and efficiency of said administrator in the fulfilment of their duties.

Nineteen – Within a month from the date of this Agreement by the Council of Ministers, GAS NATURAL SDG, S.A. must present a detailed, confidential plan of actions and deadlines for the implementation of the conditions contained within, to the Service for the Defence of Competition. The Action Plan will contain a concrete proposal for the appointment and mandate to the trustee of the divestment set out in section b) of condition seventeen, as well as the procedure to nominate the independent administrator of condition eighteen. In any event, adequate guarantees must be set in regards to the access to sensitive commercial information regarding the assets to divest that were not controlled by GAS NATURAL prior to the concentration operation.

Within the maximum period of one month, said plan must be approved, following the report of the National Energy Commission, by the Service for the Defence of the Competition, which may introduce the modifications it considers appropriate for the adequate fulfilment of the conditions in this Agreement. GAS NATURAL will supply to the Service of the Defence of the Competition, to the independent administrator and to the trustee of the divestment, all of the relevant information for the adequate exercise of their functions. In particular, in relation to the asset

transfer process, GAS NATURAL will inform the Service for the Defence of Competition, at least once a month, of the contacts and negotiations with potential purchasers of the assets to divest and will supply a rough draft of the purchase and sales contract as well as a report about the potential purchaser, which contains all the relevant information in order to fulfil the requirements contained in condition sixteen.

Twenty - By virtue of article 18.3 of the Law 16/1989, of 17 July, about Defence of Competition, the Service for the Defence of Competition is entrusted with the monitoring of the execution and fulfilment of this Agreement of the Council of Ministers, counting on the cooperation of the National Energy Commission to achieve this. Similarly, the Service may request information from, or demand actions by, the trustee of the divestment, as provided for in condition seventeen, and of the independent administrator of the assets to divest during the transitional period set out in condition eighteen.

This Agreement understands without prejudice of the authorizations may be mandatory in application of the current regulations. Also, it understands without prejudice of the provision by the National Energy Commission in its resolution of 8 November 2005, ruled in application of function 14 of the Additional Resolution XI, of the Law 34/1998 of 7 October of the Hydrocarbons sector.

Security Reference

GENERAL

Version: 5.1.2

INFORMATION CORRESPONDING TO :

PERIOD Second Half **YEAR** 2005

I. IDENTIFICATION OF THE ISSUER

Name:
IBERDROLA, S.A.

Registered office:	**Tax identification no.:**
c/ CARDENAL GARDOQUI, 8 - 48008 BILBAO	A48-010615

Persons assuming responsibility for this information, indicating rank and powers of attorney by virtue of which they represent the company:	**Signature:**
JOSE LUIS SAN PEDRO GUERENABARRENA Director Administration, Control and Regulation By virtue of powers of attorney granted in deed no. 659 executed in Bilbao on 8 March 1994 before the notary Mr. José María Arriola Arana.	

CONTENTS OF HALF-YEAR REPORT
(mark with X if included)

			Separate	Consolidated
I.	Identification of Issuer	0010	X	
II.	Variation of Consolidated Group	0020		X
III.	Bases of Presentation and Valuation Policy	0030	X	X
IV.	Balance Sheet (*)	0040	X	X
V.	Profit and Loss Account (*)	0050	X	X
VI.	Comparative Consolidated Balance Sheet	0060		X
VII.	Distribution by Activity of Net Turnover	0070	X	X
VIII.	Number of Employees	0080	X	X
IX.	Evolution of Business	0090	X	X
X.	Issues, Redemptions or Cancellations of Debentures & Notes	0100	X	X
XI.	Dividends Distributed	0110	X	
XII.	Significant Events	0120	X	X
XIII.	Annex of Explanatory Details of Significant Events	0130	X	X
XIV.	Related-Party Transactions	0140	X	X
XV.	Special Auditors' Report	0150		

(*) The consolidated information shall be completed exclusively on the balance sheet and profit and loss account form applicable under prevailing legislation.

II. VARIATION OF THE COMPANIES MAKING UP THE CONSOLIDATED GROUP (1)

INCLUSIONS:

IBERDROLA FINANZAS, S.A.
IBERDROLA RE, S.A.
IBERDROLA PORTUGAL, ELECTRICIDADE E GAS, S.A.
IBERDROLA INGENIERIA Y CONSTRUCCIÓN, SAU
IBERDROLA PARTICIPAÇOES SGPS, S.A.
ENERGYWORKS VIT-VALL, S.L.
DISELEC, S.A.
VIENTOS DE CASTILLA Y LEON, S.A.
MOLINOS DE LINARES
EOLICAS FUENTE ISABEL, S.A.
ENERGIA GLOBAL CASTELLANA
METAL INDUSTRY OF ARCADIA C. ROKAS
ENERGIA DE CASTILLA Y LEON, S.A.
PEACHES ENERGIAS RENOVABLES, S.A.
IBERDROLA ENERGIE RINNOVABILI, SPA. (Italy)
IBERDROLA RENEWABLE ENERGIES OF UK, LIMITED (U.K.)
IBERDROLA ENERGIES RENOUVELABLES, SAS (France)
IBERDROLA REGENERATIVE ENERGIEN, GMBH (Germany)
AEOLIA PRODUÇAO DE ENERGIA, S.A.
EME DÓLAR UNO, S.L.
EME DÓLAR TRES, S.L.
EME HUENEJA TRES, S.L.
EME FERREIRA DOS, S.L.
IBERDROLA ENERGIAS RENOVAVEIS, S.A. (Portugal)
IBERDROLA ENER'GIA ODNAWIALNA SPO3KA Z OGANICZON ODPOWIEDZIALNOCECI1 (Poland)
FACTOR ENERGIA
URBANIZADORA MARINA DE COPE, S.L.
IBERDROLA INVERSIONES 2010 TORRE IBERDROLA AIE
DIMENSIÓN INFORMATICA

EXCLUSIONS:

NOVA CALA VILLAJOYOSA, S.A.
INFRATEL
PANELEC
SPORTS INTERACTIVE, S.A.
FOOTBALL NET, S.A.
MEDIA GESTORA DE STOCKS, S.A.
ENECAMSA
INCOMISA
IBERDROLA INGENIERIA Y CONSULTORIA, SAU ENERGYWORKS HOLDING, S.L.
SISTEMAS ENERGÉTICOS FUENDETODOS, S.A.
SISTEMAS ENERGÉTICOS ENTREDICHO, S.A.
SISTEMAS ENERGÉTICOS GOIA PEÑOTE, S.A.
SISTEMAS ENERGÉTICOS SERRA DE MEIRA, S.A.
SISTEMAS ENERGÉTICOS DE NAVARRA, S.A.
SISTEMAS ENERGÉTICOS ASTUDILLO, S.A.
SISTEMAS ENERGÉTICOS TERUELO, S.A.

III. BASES OF PRESENTATION AND VALUATION POLICIES

(The financial and accounting data and information included in this regular public report should be prepared in accordance with the principles and criteria for recognition and measurement stipulated in prevailing legislation for drawing up financial and accounting information to be included in the annual accounts corresponding to the annual period to which this report refers. If, by exception, the generally accepted accounting criteria and principles stipulated in the corresponding legislation have not been applied to the data and information attached hereto, this fact and the underlying reasons should be stated, indicating the effect that such non-application could have on the net worth, the financial position and the results of the company or its consolidated group. Furthermore, and with a similar scope, any modifications in respect of the last audited annual accounts that may have been made in the accounting principles used in drawing up the attached information must be mentioned and explained. If the same accounting policies, criteria and principles have been applied as in the last annual accounts, and if the latter were drawn up in accordance with the prevailing accounting standards applicable to the company, this should be expressly stated. If any adjustments and/or reclassifications have been made during the preceding period in pursuance of prevailing legislation, to allow for changes in accounting policies, correction of errors or changes in the classification of accounting items, the necessary quantitative and qualitative information shall be included in this section to understand those adjustments and/or reclassifications.)

The consolidated financial and accounting information included herein has been drawn up in accordance with the International Financial Reporting Standards (IFRS), as adopted by the European Commission following the procedure established in Regulation (EC) No 1606/2002 of the European Parliament and of the Council of 19 July 2002.
Consequently, the consolidated financial statements for 2004 presented for comparison differ from those published in the latest audited consolidated annual accounts issued in accordance with mercantile law and according to the accounting principles and standards prevailing for that year.
The accompanying consolidated financial statements have been drawn up in accordance with the accounting principles established for the first-time adoption of International Financial Reporting Standards (hereinafter IFRS), including the International Accounting Standards (IAS), the interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC) and the Standing Interpretations Committee (SIC).
The consolidated financial statements have been prepared in accordance with IFRS 1, which establishes, for certain specific cases, alternatives that entities applying IFRS for the first time may use in the preparation of their financial and accounting information. The alternatives chosen by the IBERDROLA Group are described below:
- The Group has opted not to restate the business combinations as though they had taken place under IFRS, and has eliminated against reserves the assets and liabilities recorded under Spanish GAAP that do not have this consideration under the IFRS.
- The book value of the assets under Spanish GAAP has been taken as the amortised cost of tangible and intangible fixed assets at 31 December 2003, as the IBERDROLA Management assumes that the restatement of assets made under the accounting standards prevailing in the countries in which companies belonging to the IBERDROLA Group operate reflect, approximately, the price variations in those countries.
- The translation differences generated prior to 31 December 2003 have been transferred to reserves. Consequently, in the event of disposal of an investee company, the profit and loss account would only show the translation differences generated after said date.
- When recording the production plant decomissioning costs, the IBERDROLA Group has opted to record the provision required to meet said future costs at their current value at the date of commissioning the respective asset, against the item "Tangible fixed assets" on the accompanying consolidated balance sheet.

Both the cumulative depreciation and amortisation of assets at 31 December 2003 and the financial adjustment of the corresponding provision at that date are based on the estimates made by the IBERDROLA Group at that date, recorded as debit and credit, respectively, in the item "Unappropriated reserves" on the accompanying consolidated balance sheet.
The IFRS also establish certain alternatives in their application, including the following:
i) The IFRS establish the alternative of capitalising financial expenses generated on the external financing assigned to construction in progress and nuclear fuel stocks. The IBERDROLA Group has opted to capitalise these financial expenses.
ii) Interests in joint ventures may be recognised by proportionate consolidation or by the equity method, using the same criteria for all interests held by the Group in joint ventures. The IBERDROLA Group applies proportionate consolidation to all jointly controlled entities.
iii) Both intangible assets and the assets recorded under "Property, plant and equipment" and "Investment properties" may be carried at fair value or purchase cost after deducting any accumulated depreciation and accumulated impairment, if any. The IBERDROLA Group has opted to record these assets at cost.

iv) The IFRS allow two treatments for recognising capital grants: deducting the amount of the capital grants from the book value of the asset or recording capital grants as deferred income on the liabilities side of the balance sheet. The IBERDROLA Group has chosen the latter option.

Finally, the transactions performed on the electricity generation market by Iberdrola Generación, S.A. and Iberdrola, S.A. (as electricity supply undertaking) have not been offset in the accompanying financial information.

IV. SEPARATE BALANCE SHEET

Unit: Thousand euro

ASSETS		CURRENT YEAR	PREVIOUS YEAR
A) UNCALLED SHARE CAPITAL	0200	0	0
I. Formation expenses	0210	0	61
II. Intangible fixed assets	0220	**189,368**	**195,695**
II.1 Leasing rights	0221	113,410	113,438
II.2 Other intangible fixed assets	0222	75,958	79,257
III. Tangible fixed assets	0230	622,832	643,519
IV. Financial fixed assets	0240	12,745,255	12,130,774
V. Treasury shares long-term	0250	1,149	2,102
VI. Long-term trade receivables	0255	1,301,641	51,937
B) FIXED ASSETS (3)	0260	**14,860,245**	**13,021,088**
C) DEFERRED CHARGES (3)	0280	107,924	118,049
I. Called-up share capital receivable	0290	0	0
II. Inventories	0300	48,725	28,449
III. Accounts receivable	0310	5,508,557	3,994,310
IV. Short-term financial investments	0320	800,506	1,638,665
V. Treasury shares short-term	0330	0	0
VI. Cash in hand and at banks	0340	0	0
VII. Prepayments and accrued income	0350	16,456	6,853
D) CURRENT ASSETS	0360	**6,374,244**	**5,668,277**
TOTAL ASSETS (A+B+C+D)	0370	**21,342,413**	**18,807,414**

LIABILITIES		CURRENT YEAR	PREVIOUS YEAR
I. Subscribed capital	0500	2,704,648	2,704,648
II. Reserves	0510	3,357,507	3,356,110
III. Profit/loss brought forward	0520	1,046,751	1,041,429
IV. Profit/loss for the year	0530	729,528	697,711
V. Interim dividends	0550	-330,828	-293,834
A) SHAREHOLDERS' EQUITY	0560	**7,506,606**	**7,506,064**
B) DEFERRED REVENUES (4)	0590	46,154	49,413
C) PROVISIONS FOR LIABILITIES AND CHARGES	0600	686,414	468,830
I. Issues of debentures and other marketable securities	0610	671,640	771,302
II. Debts to credit institutions	0615	3,345,399	2,332,477
III. Debts to group and associated companies	0620	4,978,270	3,423,653
IV. Long-term trade payables	0625	0	0
V. Other long-term debts	0630	109,520	85,506
D) LONG-TERM ACCOUNTS PAYABLE	0640	**9,104,829**	**6,612,938**
I. Issues of debentures and other marketable securities	0650	45,368	47,294
II. Debts to credit institutions	0655	1,097,732	1,088,594
III. Debts to group and associated companies	0660	1,545,289	2,250,824
IV. Trade accounts payable	0665	1,079,084	380,195
V. Other short-term debts	0670	227,662	402,882
VI. Accruals and deferred income	0680	3,049	154
E) CURRENT LIABILITIES (5)	0690	**3,998,184**	**4,169,943**
F) PROVISIONS FOR SHORT-TERM LIABILITIES & CHARGES	0695	226	226
TOTAL LIABILITIES (A+B+C+D+E+F)	0700	**21,342,413**	**18,807,414**

V. SEPARATE PROFIT AND LOSS ACCOUNT

Unit: Thousand euro		CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
+ Net turnover (6)	0800	3,346,889	100.00%	2,630,017	100.00%
+ Other income (7)	0810	361,432	10.80%	343,123	13.05%
+/- Change in stock of finished goods and work in progress	0820	0	0.00%	0	0.00%
= **TOTAL VALUE OF PRODUCTION**	0830	**3,708,321**	110.80%	**2,973,140**	113.05%
- Net purchases	0840	-2,422,069	-72.37%	-1,760,162	-66.93%
+/- Change in stocks of commodities, raw materials and other consumables	0850	0	0.00%	0	0.00%
- External and operating expenses (8)	0860	-986,532	-29.48%	-836,976	-31.82%
= **ADJUSTED VALUE ADDED**	0870	**299,720**	8.96%	**376,004**	14.30%
+/- Other expenses and income (9)	0880	0	0.00%	0	0.00%
- Staff costs	0890	-231,018	-6.90%	-234,610	-8.92%
= **GROSS OPERATING PROFIT**	0900	**68,702**	2.05%	**141,394**	5.38%
- Provision for depreciation and amortisation	0910	-95,369	-2.85%	-84,812	-3.22%
- Transfers to reversion fund	0915	0	0.00%	0	0.00%
- Change in provisions for current assets (10)	0920	-5,770	-0.17%	-1,295	-0.05%
= **NET OPERATING PROFIT**	0930	**-32,437**	-0.97%	**55,287**	2.10%
+ Financial income	0940	883,220	26.39%	973,160	37.00%
- Financial expenses	0950	-602,104	-17.99%	-362,319	-13.78%
+ Interest and exchange losses/gains capitalised	0960	0	0.00%	0	0.00%
- Provision amortisation and financial provisions (11)	0970	0	0.00%	0	0.00%
= **PROFIT ON ORDINARY ACTIVITIES**	1020	**248,679**	7.43%	**666,128**	25.33%
+/- Profit/loss on intangible and tangible fixed assets and participating interests (12)	1021	173,903	5.20%	18,569	0.71%
- Change in provisions for intangible and tangible fixed assets and participating interests (13)	1023	418,847	12.51%	31,461	1.20%
+/- Profit/loss on trading of own shares and debentures (14)	1025	2,481	0.07%	6,036	0.23%
+/- Profit/loss brought forward (15)	1026	-101	0.00%	-5,361	-0.20%
+/- Other extraordinary profit/loss (16)	1030	-294,796	-8.81%	-37,519	-1.43%
= **PROFIT BEFORE TAX**	1040	**549,013**	16.40%	**679,314**	25.83%
+/- Corporation tax and other taxes	1042	180,515	5.39%	18,397	0.70%
= **PROFIT FOR THE YEAR**	1044	**729,528**	21.80%	**697,711**	26.53%

IV. CONSOLIDATED BALANCE SHEET
(PREPARED ACCORDING TO PREVAILING SPANISH GAAP)

Unit: Thousand euro

ASSETS			CURRENT YEAR	PREVIOUS YEAR
A)	UNCALLED SHARE CAPITAL	1200		
I.	Formation expenses	1210		
II.	Intangible fixed assets	1220		
II.1	Leasing rights	1221		
II.2	Other intangible fixed assets	1222		
III.	Tangible fixed assets	1230		
IV.	Financial fixed assets	1240		
V.	Long-term shares in parent company	1250		
VI.	Long-term trade receivables	1255		
B)	FIXED ASSETS (2)	1260		
C)	GOODWILL ON CONSOLIDATION	1270		
D)	DEFERRED CHARGES (3)	1280		
I.	Called-up share capital receivable	1290		
II.	Inventories	1300		
III.	Accounts receivable	1310		
IV.	Short-term financial investments	1320		
V.	Short-term shares in parent company	1330		
VI.	Cash in hand and at banks	1340		
VII.	Prepayments and accrued income	1350		
E)	CURRENT ASSETS	1360		
	TOTAL ASSETS (A+B+C+D+E)	1370		

LIABILITIES			CURRENT YEAR	PREVIOUS YEAR
I.	Subscribed capital	1500		
II.	Reserves parent company	1510		
III.	Reserves consolidated companies (17)	1520		
IV.	Conversion gains/losses (18)	1530		
V.	Profit attributed to parent company	1540		
VI.	Interim dividends	1550		
A)	SHAREHOLDERS' EQUITY	1560		
B)	MINORITY INTERESTS	1570		
C)	NEGATIVE GOODWILL ON CONSOLIDATION	1580		
D)	DEFERRED REVENUES (4)	1590		
E)	PROVISIONS FOR LIABILITIES AND CHARGES	1600		
I.	Issues of debentures and other marketable securities	1610		
II.	Debts to credit institutions	1615		
III.	Long-term trade payables	1625		
IV.	Other long-term debts	1630		
F)	LONG-TERM ACCOUNTS PAYABLE	1640		
I.	Issues of debentures and other marketable securities	1650		
II.	Debts to credit institutions	1655		
III.	Trade accounts payable	1665		
IV.	Other short-term debts	1670		
V.	Accruals and other deferred income	1680		
G)	CURRENT LIABILITIES (4)	1690		
H)	PROVISIONS FOR SHORT-TERM LIABILITIES AND	1695		
	TOTAL LIABILITIES (A+B+C+D+E+F+G+H)	1700		

V. CONSOLIDATED PROFIT AND LOSS ACCOUNT
(PREPARED ACCORDING TO PREVAILING SPANISH GAAP)

Unit: Thousand euro

		CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
+ Net turnover (6)	1800				
+ Other income (7)	1810				
+/- Change in stock of finished goods and work in progress	1820				
= TOTAL VALUE OF PRODUCTION	1830				
- Net purchases	1840				
+/- Change in stocks of commodities, raw materials and other consumables	1850				
- External and operating expenses (8)	1860				
= ADJUSTED VALUE ADDED	1870				
+/- Other expenses and income (9)	1880				
- Staff costs	1890				
= GROSS OPERATING PROFIT	1900				
- Provision for depreciation and amortisation	1910				
- Transfers to reversion fund	1915				
- Change in provisions for current assets (10)	1920				
= NET OPERATING PROFIT	1930				
+ Financial income	1940				
- Financial expenses	1950				
+ Interest and exchange losses/gains capitalised	1960				
- Provision amortisation and financial provisions (11)	1970				
+/- Conversion gains/losses (19)	1980				
+/- Share in results companies recorded by equity method	1990				
- Amortisation of goodwill on consolidation	2000				
+ Reversion of negative goodwill on consolidation	2010				
= PROFIT ON ORDINARY ACTIVITIES	2020				
+/- Profit/loss on intangible and tangible fixed assets and participating interests (12)	2021				
- Change in provisions for intangible and tangible fixed assets and participating interests (13)	2023				
+/- Profit/loss on trading in own shares and debentures (14)	2025				
+/- Profit/loss brought forward (15)	2026				
+/- Other extraordinary profit/loss (16)	2030				
= CONSOLIDATED PROFIT BEFORE TAX	2040				
+/- Corporation tax	2042				
= CONSOLIDATED PROFIT FOR THE YEAR	2044				
+/- Profit/loss attributed to minority interests	2050				
= PROFIT FOR THE YEAR ATTRIBUTED TO THE PARENT COMPANY	2060				

IV. CONSOLIDATED BALANCE SHEET
(INTERNATIONAL FINANCIAL REPORTING STANDARDS ADOPTED)

	ASSETS		CURRENT YEAR	PREVIOUS YEAR
I.	Property, plant and equipment	4000	19,941,776	18,179,680
II.	Property investments	4010	550,546	341,592
III.	Goodwill	4020	50,033	17,443
IV.	Other intangible assets	4030	799,040	547,953
V.	Non-current financial assets	4040	1,154,595	1,044,875
VI.	Investments accounted for using the equity method	4050	475,840	527,516
VII.	Biological assets	4060	0	0
VIII.	Deferred tax assets	4070	1,356,456	1,284,491
IX.	Other non-current assets	4080	1,468,504	121,460
A)	**NON-CURRENT ASSETS**	4090	**25,796,790**	**22,065,010**
I.	Biological assets	4100	0	0
II.	Inventories	4110	1,060,034	1,279,705
III.	Trade and other receivables	4120	2,324,317	1,981,120
IV.	Other current financial assets	4140	669,194	328,442
V.	Assets for current tax	4150	419,905	388,618
VI.	Other current assets	4160	0	20,842
VII.	Cash and cash equivalents	4170	208,420	134,102
	Sub-total current assets	4180	**4,681,870**	**4,123,829**
VIII.	Non-current assets held for sale and discontinued operations	4190	0	0
B)	**CURRENT ASSETS**	4195	**4,681,870**	**4,123,829**
	TOTAL ASSETS (A + B)	4200	**30,478,660**	**26,188,839**

	EQUITY AND LIABILITIES		CURRENT YEAR	PREVIOUS YEAR
I.	Share capital	4210	2,704,648	2,704,648
II.	Other reserves (20)	4220	4,167,171	3,864,873
III.	Retained earnings (21)	4230	2,422,458	2,244,387
IV.	Other equity instruments	4235	0	0
V.	Less: Own equity instruments	4240	-2,479	-4,053
VI.	Exchange differences	4250	153,190	-71,139
VII.	Other valuation adjustments	4260	153,493	-18,422
VIII.	Revaluation reserves for non-current assets held for sale and discontinued operations	4265	0	0
IX.	Less: Interim dividends	4270	-330,828	-293,834
	EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT	4280	**9,267,653**	**8,426,460**
X.	Minority interest	4290	147,002	93,392
A)	**EQUITY**	4300	**9,414,655**	**8,519,852**
I.	Issues of debentures and other marketable securities	4310	6,280,288	4,728,374
II.	Debts to credit institutions	4320	4,478,303	3,858,955
III.	Other financial liabilities	4330	-351	48,516
IV.	Deferred tax liabilities	4340	719,715	597,218
V.	Provisions	4350	1,562,115	1,272,083
VI.	Other non-current liabilities (22)	4360	914,195	722,684
B)	**NON-CURRENT LIABILITIES**	4370	**13,954,265**	**11,227,830**
I.	Issues of debentures and other marketable securities	4380	888,942	1,498,346
II.	Debts to credit institutions	4390	1,463,518	1,019,177
III.	Trade and other payables	4400	2,919,585	2,989,728
IV.	Other financial liabilities	4410	338,509	321,313
V.	Provisions	4420	233,935	28,187
VI.	Liabilities for current tax	4430	575,765	543,631
VII.	Other current liabilities	4440	689,486	40,775
	Sub-total current liabilities	4450	**7,109,740**	**6,441,157**
VIII.	Liabilities directly associated with non-current assets held for sale and discontinued operations	4465	0	0
C)	**CURRENT LIABILITIES**	4470	**7,109,740**	**6,441,157**
	TOTAL EQUITY AND LIABILITIES (A + B + C)	4480	**30,478,660**	**26,188,839**

V. CONSOLIDATED PROFIT AND LOSS ACCOUNT
(INTERNATIONAL FINANCIAL REPORTING STANDARDS ADOPTED)

Unit: Thousand euro		CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
+ Net turnover	4500	11,738,228	100.00%	8,724,713	100.00%
+ Other income	4510	496,439	4.23%	342,616	3.93%
+/- Change in stock of finished goods and work in progress	4520	0	0.00%	0	0.00%
- Supplies	4530	-6,791,567	-57.86%	-4,251,538	-48.73%
- Staff costs	4540	-979,832	-8.35%	-960,004	-11.00%
- Provision for depreciation and amortisation	4550	-968,158	-8.25%	-881,102	-10.10%
- Other expenses	4560	-1,232,891	-10.50%	-984,608	-11.29%
= OPERATING PROFIT/(LOSS)	4570	**2,262,219**	19.27%	**1,990,077**	22.81%
+ Financial income	4580	223,631	1.91%	220,817	2.53%
- Financial expenses	4590	-707,909	-6.03%	-604,091	-6.92%
+/- Exchange differences (net)	4600	23,037	0.20%	2,225	0.03%
+/- Profit/loss from changes in value of financial instruments at reasonable value (net)	4610	5,602	0.05%	-13,523	-0,15%
+/- Profit/loss from changes in value of non-financial assets at reasonable value (net)	4620	0	0.00%	0	0.00%
+/- Profit/loss from impairment/impairment reversion of assets (net)	4630	0	0.00%	7,327	0.08%
+/- Share in profit/loss for the year of associates and joint businesses accounted for using the equity method	4640	34,421	0.29%	43,368	0.50%
+/- Profit/loss on disposal of non-current assets or valuation of non-current assets held for sale not included in discontinued operations (net)	4650	116,810	1.00%	82,204	0.94%
+/- Other profit or loss (net)	4660	0	0.00%	0	0.00%
= PROFIT/(LOSS) BEFORE TAX ON CONTINUED OPERATIONS	4680	**1,957,811**	16.68%	**1,728,404**	19.81%
+/- Corporation tax	4690	-553,250	-4.71%	-520,565	-5.97%
= NET PROFIT/(LOSS) FOR THE YEAR ON CONTINUED OPERATIONS	4700	**1,404,561**	11.97%	**1,207,839**	13.84%
+/- Balance after tax on discontinued operations (net) (23)	4710	0	0.00%	0	0.00%
= PROFIT/(LOSS) FOR THE YEAR	4720	**1,404,561**	11.97%	**1,207,839**	13.84%
+/- Minority interests	4730	-22,511	-0.19%	-12,211	-0.14%
= PROFIT/(LOSS) FOR THE YEAR ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT	4740	**1,382,050**	11.77%	**1,195,628**	13.70%

VI. COMPARATIVE CONSOLIDATED BALANCE SHEET BETWEEN SPANISH GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS ADOPTED

Units: *Thousand euro*

ASSETS			OPENING BALANCE 2005 (IFRS)	CLOSING BALANCE 2004 (SPANISH GAAP)
I.	Formation expenses	5000		16,719
II.	Property, plant and equipment	5010	18,179,680	18,369,417
III.	Property investments	5020	341,592	
IV.	Goodwill	5030	17,443	323,863
V.	Other intangible assets	5040	547,953	574,839
VI.	Non-current financial assets	5050	1,725,736	1,989,567
VII.	Shares in parent company long term	5060		2,102
VIII.	Other non-current assets	5070	1,284,491	767,062
A)	NON-CURRENT/LONG-TERM ASSETS	5080	**22,096,895**	**22,043,569**
B)	DEFERRED CHARGES	5090		175,290
I.	Inventories	5100	1,270,705	1,142,271
II.	Trade and other receivables	5110	1,949,234	2,010,892
III.	Other current financial assets	5120	328,443	208,339
IV.	Shares in parent company short term	5130		0
V.	Other current assets	5140	388,618	511,430
VI.	Cash and cash equivalents	5150	154,944	105,996
	Sub-total	5160	**4,091,944**	**3,978,928**
VII.	Non-current assets held for sale and discontinued operations	5170	0	
C)	CURRENT ASSETS	5175	**4,091,944**	**3,978,928**
	TOTAL ASSETS (A + B + C)	5180	**26,188,839**	**26,197,787**

EQUITY AND LIABILITIES			OPENING BALANCE 2005 (IFRS)	CLOSING BALANCE 2004 (SPANISH GAAP)
I.	Capital	5190	2,704,648	2,704,648
II.	Reserves	5200	6,038,121	5,331,904
Of which: Adjustment against reserves for transition to IFRS (*)		5210	-185,724	
III.	Other equity instruments	5215		
IV.	Less: Own equity instruments	5220	-4,053	
V.	Other valuation adjustments	5230	-18,423	
VI.	Profit/loss for the year	5240		1,210,727
VII.	Less: Interim dividends	5250	-293,834	-293,834
A)	EQUITY SPANISH GAAP / EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF PARENT	5260	**8,426,459**	**8,953,445**
B)	MINORITY INTERESTS	5270	93,392	77,130
	TOTAL EQUITY UNDER IFRS (A + B)	5280	**8,519,851**	
C)	NEGATIVE DIFFERENCES ON CONSOLIDATION	5290		22,467
D)	DEFERRED REVENUES	5300	468,206	484,321
I.	Issues of debentures and other marketable securities	5310	4,728,374	4,806,480
II.	Debts to credit institutions	5320	3,858,955	3,567,964
III.	Provisions	5330	1,272,083	1,034,754
IV.	Other non-current liabilities	5340	900,212	797,921
E)	NON-CURRENT LIABILITIES	5350	**10,759,624**	**10,207,119**
I.	Issues of debentures and other marketable securities	5360	1,498,346	1,498,347
II.	Debts to credit institutions	5370	1,019,177	927,474
III.	Trade and other payables	5380	2,145,170	2,525,639
IV.	Provisions	5390	28,187	48,345
V.	Other current liabilities	5400	1,750,278	1,453,500
	Sub-total	5410	**6,441,158**	**6,453,305**
VI.	Liabilities directly associated with non-current assets held for sale and discontinued operations	5420	0	
F)	CURRENT LIABILITIES	5425	**6,441,158**	**6,453,305**
	TOTAL EQUITY AND LIABILITIES (A + B + C + D + E + F)	5430	**26,188,839**	**26,197,787**

(*) Informative line, the amounts are not to be counted arithmetically to obtain the "Equity under IFRS"

VII. DISTRIBUTION BY ACTIVITY OF THE NET TURNOVER

	ACTIVITY		SEPARATE		CONSOLIDATED	
			Current year	Previous year	Current year	Previous year
	MAIN ACTIVITY	2100	2,100,019	1,912,121	10,194,622	7,493,467
	SALE OF GAS	2105	981,155	519,048	432,656	282,739
	TELECOMMUNICATIONS	2110	38,823	36,341	22,898	21,995
	OTHERS	2115	226,892	162,507	1,088,052	926,512
		2120				
		2125				
		2130				
		2135				
		2140				
(*)	**Work performed pending certification**	2145				
	Total net turnover	2150	**3,346,889**	**2,630,017**	**11,738,228**	**8,724,713**
	Domestic market	2160	3,346,889	2,630,017	9,707,041	7,367,828
	Exports: European Union	2170				
	O.E.C.D. countries	2173			1,284,928	874,952
	Other countries	2175			746,259	481,933

(*) To be completed only by building firms.

VIII. AVERAGE NUMBER OF PERSONS EMPLOYED DURING THE PERIOD

		SEPARATE		CONSOLIDATED	
		Current year	Previous year	Current year	Previous year
TOTAL PERSONS EMPLOYED	3000	2,537	2,622	17,037	16,669

IX. EVOLUTION OF BUSINESS

(The information included in this section, in addition to complying with the instructions for completing this half-year report, must expressly mention the following aspects: evolution of turnover and related costs; composition and analysis of the principal transactions giving rise to the extraordinary profit obtained, if any; comment on the most important investments and disinvestments, explaining their effect on the working capital of the company and especially on the company's cash situation; adequate explanation of the nature and effects of any items that may have caused a significant change in the turnover or profits of the company during this six-month period in respect of those reported in the previous quarter. Furthermore, entities sumitting consolidated balance sheets and profit and loss accounts prepared in accordance with the IFRS adopted must provide detailed information on any transactions producing a significant effect on the financial positions, the profits or the net worth of the company or its group as a result of the impairment of assets or reversion thereof, the valuation of assets and liabilities at reasonable value, including derivatives and hedging, exchange differences, provisions, business combinations, discontinued operations or any other operations having a significant effect, and a description of the material changes in the item "non-current assets held for sale and discontinued operations" and related liabilities, any significant changes in the risk assumed and operations effected to reduce it, and events after the balance sheet date, which, although significant, are not recorded in the financial information presented. Finally, a clear distinction should be made between comments referring to consolidated financial statements and those, if any, referring to separate financial statements.)

See annexed sheets

X.1.) ISSUES, REDEMPTIONS OR CANCELLATIONS OF DEBENTURES & NOTES

(This section will include specific information on each issue, redemption or cancellation of debentures and notes made since the beginning of the year by the company obliged to file the regular public report or, as the case may be, by a company included within the consolidation perimeter, indicating for each issue, redemption or cancellation the information indicated in the attached tables. This information must be set out separately, distinguishing between issues, redemptions or cancellations for which a prospectus for the issue or placement of the securities has had to be filed with a Competent Authority (24) of a member State of the European Union and those for which this has not been required. In the case of issues, redemptions or calculations made by associates or any investee other than the parent, subsidiaries or jointly controlled entities, that information will only be included insofar as the issue or cancellation is fully or partially guaranteed by the parent, or any subsidiary or jointly controlled entity thereof. Issues or placements of securities on the monetary market (25) may be added (26) by type of transaction (27), just like issues made by one entity within one country, provided they have similar features. If an issue, redemption or cancellation is made through a special purpose vehicle (28), this circumstance must be expressly mentioned.)

Issue, redemption or cancellation of debentures & notes for which a prospectus has had to be filed with a Competent Authority (24) of the European Union												
			Terms of the issue, redemption of cancellation of debentures & notes									
Issuer	Relationship (29)	Domicile	Operation (27)	ISIN Code (30)	Type of security	Date of issue, redemp. or cancel	Balance outstanding	Interest rate	Maturity & forms of repayment	Listed on	Credit rating	Securities given (31)
Iberdrola Finanzas SAU	Subsidiary	SPAIN	Issues	XF0218032356	Debentures (EMTN)	28/04/05	100,000,000	2.27	Single 28/04/2008	Stock Exch. Luxembourg	A2(M); A+(S&P, FITCH)	Iberdrola, S.A.
Iberdrola Finanzas SAU	Subsidiary	SPAIN	Issues	XS0218074861	Debentures (EMTN)	28/04/05	65,000,000	3.06	Single 30/11/2009	Stock Exch. Luxembourg	A2(M); A+(S&P, FITCH)	Iberdrola, S.A.
Iberdrola Finanzas SAU	Subsidiary	SPAIN	Issues	XS0220756323	Debentures (EMTN)	01/05/05	60,000,000	2.21	Single 01/06/2007	Stock Exch. Luxembourg	A2(M); A+(S&P, FITCH)	Iberdrola, S.A.
Iberdrola Finanzas SAU	Subsidiary	SPAIN	Issues	XS0220742885	Debentures (EMTN)	15/06/05	40,000,000	2.24	Single 15/06/2008	Stock Exch. Luxembourg	A2(M); A+(S&P, FITCH)	Iberdrola, S.A.
Iberdrola Finanzas SAU	Subsidiary	SPAIN	Issues	XS0222372178	Debentures (EMTN)	22/06/05	500,000,000	3.50	Single 22/06/2015	Stock Exch. Luxembourg	A2(M); A+(S&P, FITCH)	Iberdrola, S.A.
Iberdrola Finanzas SAU	Subsidiary	SPAIN	Issues	XS0223548768	Debentures (EMTN)	30/06/05	22,830,000	0.97	Single 30/06/2012	Stock Exch. Luxembourg	A2(M); A+(S&P, FITCH)	Iberdrola, S.A.
Iberdrola Finanzas SAU	Subsidiary	SPAIN	Issues	XS0222372178	Debentures (EMTN)	28/09/05	250,000,000	3.50	Single 22/06/2015	Stock Exch. Luxembourg	A2(M); A+(S&P, FITCH)	Iberdrola, S.A.
Iberdrola Finanzas SAU	Subsidiary	SPAIN	Issues	XS0232099423	Debentures (EMTN)	24/10/05	50,000,000	2.29	Single 24/10/2008	Stock Exch. Luxembourg	A2(M); A+(S&P, FITCH)	Iberdrola, S.A.
Iberdrola Finanzas SAU	Subsidiary	SPAIN	Issues	XS0236989603	Debentures (EMTN)	06/12/05	30,000,000	2.66	Single 06/12/2010	Stock Exch. Luxembourg	A2(M); A+(S&P, FITCH)	Iberdrola, S.A.
Iberdrola Finanzas SAU	Subsidiary	SPAIN	Issues	XS0239146896	Debentures (EMTN)	28/12/05	210,000,000	2.62	28/12/2007 - 28/12/2011	Stock Exch. Luxembourg	A2(M); A+(S&P, FITCH)	Iberdrola, S.A.
Iberdrola International BV	Subsidiary	NETHER-LANDS	Redemptions	XS0106975229	Notes (EMTN)	27/01/05	0	5.52	Single 27/01/2005	Stock Exch. Luxembourg	A1(M); AA-(S&P, FITCH)	Iberdrola, S.A.
Iberdrola International BV	Subsidiary	NETHER-LANDS	Redemptions	XS0111995188	Notes (EMTN)	25/05/05	0	6.00	Single 25/05/2005	Stock Exch. Luxembourg	A1(M); AA-(S&P, FITCH)	Iberdrola, S.A.
Iberdrola International BV	Subsidiary	NETHER-LANDS	Redemptions	XS0113549801	Notes (EMTN)	28/06/05	0	5.88	Single 28/06/2005	Stock Exch. Luxembourg	A1(M); AA-(S&P, FITCH)	Iberdrola, S.A.
Iberdrola International BV	Subsidiary	NETHER-LANDS	Cancellations	XS0113261704	Notes (EMTN)	30/06/05	0	7.00	30/06/2010 redeemable 30/06/2005	Stock Exch. Luxembourg	A1(M); AA-(S&P, FITCH)	Iberdrola, S.A.
Iberdrola International BV	Subsidiary	NETHER-LANDS	Redemptions	XS0146973572	Notes (EMTN)	29/04/05	0	2.39	Single 29/06/2005	Stock Exch. Luxembourg	A1(M); A+(S&P); AA-(FITCH)	Iberdrola, S.A.
Iberdrola International BV	Subsidiary	NETHER-LANDS	Redemptions	XS0148546145	Notes (EMTN)	31/05/05	0	2.34	Single 31/05/2005	Stock Exch. Luxembourg	A1(M); A+(S&P); AA-(FITCH)	Iberdrola, S.A.
Iberdrola International BV	Subsidiary	NETHER-LANDS	Redemptions	XS0167022267	Notes (EMTN)	15/04/05	0	2.53	Single 15/04/2005	Stock Exch. Luxembourg	A2(M); A+(S&P, FITCH)	Iberdrola, S.A.
Iberdrola International BV	Subsidiary	NETHER-LANDS	Redemptions	XS0114695660	Notes (EMTN)	28/07/05	0	3.48	Single 28/07/2005	Stock Exch. Luxembourg	A1(M); AA-(S&P, FITCH)	Iberdrola, S.A.
Iberdrola International BV	Subsidiary	NETHER-LANDS	Redemptions	XS0136576534	Notes (EMTN)	22/09/05	0	0.13	Single 22/09/2005	Stock Exch. Luxembourg	A1(M); AA-(S&P, FITCH)	Iberdrola, S.A.
Iberdrola International BV	Subsidiary	NETHER-LANDS	Redemptions	XS0146887574	Notes (EMTN)	29/07/05	0	0.13	Single 29/07/2005	Stock Exch. Luxembourg	A1(M); A+(S&P, FITCH)	Iberdrola, S.A.
Iberdrola International BV	Subsidiary	NETHER-LANDS	Issues	Sundry	Notes (ECP)		741,203,242	2.20	Single in medium term of 78.31 days	Not listed	P1(M); A-1(S&P); F1(FITCH)	Iberdrola, S.A.
Iberdrola S.A.		SPAIN	Issues	Sundry	Promissory notes (prog.)		308,900,000	2.26	Single in medium term of 61.71 days	AIAF	No rating	
Iberdrola S.A. (Hidrola 23rd)		SPAIN	Redemptions	ES0244520237	Unsecured debentures	05/02/05	0	5.06	Annual up to 2005 (draw)	Stock Exch. Spain	No rating	
Iberdrola SA (Iberduero May57)		SPAIN	Redemptions	ES0244580116	Unsecured debentures	01/01/05	174,891	6.75	Annual up to 2007 (draw)	Stock Exch. Spain	No rating	

Iberdrola S.A. (Iberduero Apr58)		SPAIN	Redemptions	ES0244580124	Unsecured debentures	01/01/05	262,036	6.75	Annual up to 2008 (draw)	Stock Exch. Spain	No rating	
Iberdrola S.A. (May93)		*SPAIN*	*Redemptions*	ES0244580504	Unsecured debentures	24/05/05	15,025,302	11.20	50% 24/05/05 & 50% 24/05/06 (reduction of nominal)	AIAF	No rating	
Iberdrola S.A. (Iberduero Aug91)		SPAIN	Redemptions	ES024458454	Unsecured debentures	06/08/05	24,813,261	11.95	50% 06/08/05 & 50% 06/08/06 (reduction of nominal)	Stock Exch. Spain	No rating	
Iberdrola S.A. (Saltos Sil Apr58)		SPAIN	Redemptions	ES0274760083	Unsecured debentures	01/10/05	525,875	6.75	Annual up to 2012 (draw)	Stock Exch. Spain	No rating	
Iberdrola S.A. (Saltos Sil May56)		SPAIN	Redemptions	ES0274760075	Unsecured debentures	01/11/05	783,704	6.75	Annual up to 2011 (draw)	Stock Exch. Spain	No rating	
Iberdrola S.A. (Hidrola 13th)		SPAIN	Redemptions	ES0244520138	Unsecured debentures	15/12/05	1,146,480	6.75	Annual up to 2014 (draw)	Stock Exch. Spain	No rating	
Coelba	Subsidiary	BRAZIL	Cancellations		Unsecured debentures	21/06/05	0		01/06/2008 redeemable early	Bovespa	A (S&P Brazil)	
Coelba (2005 series 1)	Subsidiary	BRAZIL	Issues		Unsecured debentures	21/06/05	159,397,189		From 2008 to 2010	Bovespa	A (S&P Brazil)	
Coelba (2005 series 2)	Subsidiary	BRAZIL	Issues		Unsecured debentures	21/06/05	36,226,634		Single 2011	Bovespa	A (S&P Brazil)	
Termopernambuco (Series 1)	Subsidiary	BRAZIL	Issues		Unsecured debentures	06/11/05	146,627,663		Single 06/11/2011	Bovespa	braA-	Neoenergia
Termopernambuco (Series 2)	Subsidiary	BRAZIL	Issues		Unsecured debentures	06/11/05	18,333,937		Single 06/05/2013	Bovespa	braA-	Neoenergia
Cosern	*Subsidiary*	BRAZIL	Issues		Unsecured debentures	*01/09/05*	*64,845,675*		Single 01/09/2010	Bovespa	brA	
Celpe	Subsidiary	BRAZIL	Issues		Unsecured debentures	01/08/05	144,906,535		Single 02/08/2010	Bovespa	brBBB+	
Celpe	Subsidiary	BRAZIL	Issues		Unsecured debentures	01/08/05	10,867,990		Single 01/08/2010	Bovespa	brBBB+	

Issue, redemption or cancellation of debentures for which a prospectus has not had to be filed with a Competent Authority (24) of the European Union

Issuer	Relationship (29)	Domicile	*Terms of the issue, redemption of cancellation of debentures & notes*									
			Operation (27)	ISIN Code (30)	Type of security	Date issue, redemp. or cancel.	Balance outstanding	Interest rate	Maturity & forms repayment	Listed on	Credit rating	Securities given (31)
Iberdrola International BV	Subsidiary	NETHERLANDS	Issues		Notes (USPP)	09/02/05	95,715,000	4.48	Single 09/02/2012	Not listed	No rating	Iberdrola, S.A.
Iberdrola International BV	*Subsidiary*	*NETHERLANDS*	Issues		Notes (USPP)	*21/12/05*	*173,772,993*	5.53	Single 21/12/2017	Not listed	No rating	Iberdrola, S.A.
Iberdrola International BV	Subsidiary	NETHERLANDS	Issues		Notes (USPP)	21/12/05	80,528,948	5.68	Single 21/12/2020	Not listed	No rating	Iberdrola, S.A.

X.2.) THIRD-PARTY ISSUES UNDERWRITTEN BY THE GROUP

(This section will include specific information on each issue, redemption or cancellation of debentures and notes secured since the beginning of the year by the company obliged to file the regular public report or, as the case may be, by a company included within the consolidation perimeter, for issues or placements not included in X.1.). above, indicating for each one the information indicated in the attached table. If secured by an associate or any other entity included within the consolidation perimeter other than the parent, subsidiaries or jointly controlled entities, this information will only be included if enforcement of the guarantee could produce a material effect (32) on the consolidated financial statements. Issues or placements of securities made on the monetary market (25) may be added (26) by type of transaction (27), just like issues made by one entity within one country, provided they have similar features. If an issue, redemption or cancellation is made through a special purpose vehicle (28), this circumstance must be expressly mentioned.)

Issuer	Relationship (33)	Domicile	*Terms of the issue, redemption of cancellation of debentures & notes*									
			Operation (27)	ISIN Code (30)	Type of security	Date issue, redemp. or cancel.	Balance outstanding	Interest rate	Maturity & forms repayment	Listed on	Credit rating	Securities given (31)

XI. DIVIDENDS DISTRIBUTED DURING THE PERIOD:

(All dividends effectively paid since the beginning of the financial year must be mentioned).

		% of nominal	Euro per share	Amount (thousand euro)
1. Ordinary Shares	3100	25.6	0.77	692,390
2. Preference Shares	3110			
3. Redeemable Shares	3115			
4. Non-Voting Shares	3120			

Additional information on the distribution of dividends (interim, final, etc.)

Annex on following page (G-11b)

XII. SIGNIFICANT EVENTS (*)

		YES	NO
1. Purchases or transfers of shares in the capital of companies listed on the Stock Exchange giving rise to the obligation to report pursuant to the Stock Market Act s. 53 (5% and multiples)	3200	X	
2. Purchases of treasury shares giving rise to the obligation to report pursuant to Supplementary Provision 1 of the Corporations Act (1%)	3210	X	
3. Other significant increases or reductions of fixed assets (stakes of over 10% in unlisted companies, significant investments or divestments in fixed assets, etc.)	3220	X	
4. Increases and reductions of share capital or par value of stocks	3230		X
5. Issues, redemptions or cancellations of debentures and notes	3240	X	
6. Changes of Directors or the Board of Directors	3250	X	
7. Alterations to the Bylaws	3260		X
8. Conversions, mergers or demergers	3270	X	
9. Changes in the institutional regulations of the sector with a material effect on the economic or financial position of the Company or Group	3280	X	
10. Lawsuits, litigations or contentious proceedings that may significantly affect the financial position of the Company or Group	3290		X
11. Situations of bankruptcy, temporary receivership, etc.	3310		X
12. Special agreements for the limitation, assignment or waiver, in full or in part, of the voting and economic rights corresponding to the company's shares	3320		X
13. Strategic agreements with national or international groups (exchange of blocks of shares, etc.)	3330		X
14. Other significant events	3340	X	

(*) Put an "X" in the appropriate box, enclosing, if affirmative, an explanatory annex specifying the date of notice to the National Securities Market Commission and the Stock Exchange Management Company

Additional information on the distribution of dividends (interim, final, etc.)

The interim dividend for 2004 was paid on 3 January 2005, at the rate of 0.326 euro per share.

The final dividend for 2004 was paid on 1 July 2005, at the rate of 0.44208279.

XII. ANNEX EXPLAINING SIGNIFICANT EVENTS

See annex.

XIV. RELATED-PARTY TRANSACTIONS (34)

The information in this section shall conform to the stipulations of Order EHA/3050/2004 of 15 September, on reporting of related-party transactions (35) by companies issuing securities admitted to trading on regulated markets, bearing in mind the instructions for completing the half-year report.

1. TRANSACTIONS WITH SIGNIFICANT SHAREHOLDERS OF THE COMPANY (36)

Code (37)	Description of the transaction (37)	A/I (38)	Cu/Pr (39)	Amount (thous.euro)	Profit/Loss (40) (thous.euro)	ST/LT (41)	Related Party (42)
019	Interest paid	Aggregate Information	Previous	33	0	st/lt	bbk
022	Accrued interest receivable	Aggregate Information	Current	7	0	st/lt	bbk
020	Interest charged	Aggregate Information	Current	35	0	st	bbk
023	Dividends and other distributed earnings	Aggregate Information	Previous	51,947	0	st	bbk
032	Other instruments that may imply a transfer of resources or obligations between the company and the related party	Aggregate Information	Previous	2,084	0	st	bbk
032	Other instruments that may imply a transfer of resources or obligations between the company and the related party	Aggregate Information	Current	50,000	0	st	bbk
032	Other instruments that may imply a transfer of resources or obligations between the company and the related party	Aggregate Information	Current	26,400	0	st	bbk (acting as manager)
016	Financing arrangements: loans	Aggregate Information	Previous	322,145	0	lt	bbva
016	Financing arrangements: loans	Aggregate Information	Previous	5,031	0	st	bbva
016	Financing arrangements: loans	Aggregate Information	Current	20,000	0	lt	bbva
018	Financing arrangements: others (specify)	Aggregate Information	Current	60,000	0	lt	bbva
019	Interest paid	Aggregate Information	Current	141	0	st/lt	bbva
019	Interest paid	Aggregate Information	Previous	2,304	0	st/lt	bbva
020	Interest charged	Aggregate Information	Current	2,161	0	st	bbva
021	Accrued interest payable	Aggregate Information	Current	-155	0	st/lt	bbva
021	Accrued interest payable	Aggregate Information	Previous	-2,530	0	st/lt	bbva
022	Accrued interest receivable	Aggregate Information	Current	35	0	st/lt	bbva
023	Dividends and other distributed earnings	Aggregate Information	Previous	53,630	0	st	bbva
024	Guarantees and bonds	Aggregate Information	Previous	38,145	0	lt	bbva
024	Guarantees and bonds	Aggregate Information	Current	86,438	0	lt	bbva
032	Other instruments that may imply a transfer of resources or obligations between the company and the related party	Aggregate Information	Previous	761,652	0	lt	bbva
032	Other instruments that may imply a transfer of resources or obligations between the company and the related party	Aggregate Information	Previous	-17,913	0	st	bbva
032	Other instruments that may imply a transfer of resources or obligations between the company and the related party	Aggregate Information	Current	258,000	0	st	bbva
032	Other instruments that may imply a transfer of resources or obligations between the company and the related party	Aggregate Information	Current	230,000	0	lt	bbva
032	Other instruments that may imply a transfer of resources or obligations between the company and the related party	Aggregate Information	Current	63,868	0	st	bbva
032	Other instruments that may imply a transfer of resources or obligations between the company and the related party	Aggregate Information	Current	169,075	0	st	bbva
032	Other instruments that may imply a transfer of resources or obligations between the company and the related party	Aggregate Information	Current	550,659	0	st	bbva

032	Other instruments that may imply a transfer of resources or obligations between the company and the related party	Aggregate Information	Current	296,478	0	st	bbva (acting as broker)
032	Other instruments that may imply a transfer of resources or obligations between the company and the related party	Aggregate Information	Current	255,200	0	st	bbva (acting as manager)
016	Financing arrangements: loans	Aggregate Information	Previous	6,010	0	st/lt	Caja de Ahorros del Círculo Católico
019	Interest paid	Aggregate Information	Previous	112	0	st/lt	Caja de Ahorros del Círculo Católico
021	Accrued interest payable	Aggregate Information	Previous	13	0	st/lt	Caja de Ahorros del Círculo Católico
023	Dividends and other distributed earnings	Aggregate Information	Previous	897	0	st	Caja de Ahorros del Círculo Católico
032	Other instruments that may imply a transfer of resources or obligations between the company and the related party	Aggregate Information	Previous	45	0	st	Caja de Ahorros del Círculo Católico
016	Financing arrangements: loans	Aggregate Information	Previous	6,010	0	st/lt	Caja de Ahorros Municipal de Burgos
019	Interest paid	Aggregate Information	Previous	56	0	st/lt	Caja de Ahorros Municipal de Burgos
021	Accrued interest payable	Aggregate Information	Previous	1	0	st/lt	Caja de Ahorros Municipal de Burgos
023	Dividends and other distributed earnings	Aggregate Information	Previous	2,508	0	st	Caja de Ahorros Municipal de Burgos
032	Other instruments that may imply a transfer of resources or obligations between the company and the related party	Aggregate Information	Previous	13	0	st	Caja de Ahorros Municipal de Burgos
023	Dividends and other distributed earnings	Aggregate Information	Previous	5,921	0	st	Caja Duero
032	Other instruments that may imply a transfer of resources or obligations between the company and the related party	Aggregate Information	Previous	108	0	st	Caja Duero
016	Financing arrangements: loans	Aggregate Information	Previous	12,000	0	st/lt	Caja España de Inversiones
019	Interest paid	Aggregate Information	Previous	344	0	st/lt	Caja España de Inversiones
021	Accrued interest payable	Aggregate Information	Previous	139	0	st/lt	Caja España de Inversiones
023	Dividends and other distributed earnings	Aggregate Information	Previous	4,607	0	st	Caja España de Inversiones
032	Other instruments that may imply a transfer of resources or obligations between the company and the related party	Aggregate Information	Previous	786	0	st	Caja España de Inversiones
010	Services received	Aggregate Information	Current	185	0	st	bbva
012	Financial leases	Aggregate Information	Previous	7,185	0	st	bbva
013	Operating leases	Aggregate Information	Current	1	0	st	bbva
028	Contributions to pension schemes & life assurance	Aggregate Information	Current	2,399	0	st	bbva

033	Others (specify)	Aggregate Information	Current	7,168	0	st	bbva
010	Services received	Aggregate Information	Current	3	0	st	Caja de Ahorros Municipal de Burgos
013	Operating leases	Aggregate Information	Current	27	0	st	Caja de Ahorros del Círculo Católico

Other aspects (43)

The transactions effected with significant shareholders during the first half of 2005 were made in the normal course of business, on arm's length conditions, and the information thereon is not necessary to give a true and fair view of the net worth, financial position and results of the company, although the most significant transactions are described below:

1. Bank financing:

On 13 April a loan of 1.2 billion euro was arranged with 16 top-ranking financial institutions, with two tranches, the first (500 million euro) being a renewal of the 'Club Deal' loan made in May 2004, with a new repayment period of seven years, and the second, a 7-year credit facility of 700 million euro. BBVA reduced its share from 100 million euro to 50 million euro in the first tranche and took up 70 million euro in the second.

On 25 May, within a strategy of strengthening liquidity through bilateral transactions of 500 million euro with top-ranking financial institutions, a bilateral credit facility of 60 million euro was arranged with BBVA for a period of three years. On the same date, the loan agreement was reduced to 364 days for the same amount.

2. Interest and exchange rate derivatives

Interest and exchange rate hedges have been arranged for the equivalent of 1,440 million euro, 230 million of which correspond to transactions contracted with BBVA.

The derivatives were contracted following a competitive bid among prestigious financial institutions.

3. Placements of surpluses and drawdown under credit facilities

Credit current accounts and credit facilities have been drawn down in an average daily sum equivalent to 400 million euro, some 54 million of which correspond to BBVA.

Cash surpluses have been placed in an average daily sum equivalent to 48 million euro; BBVA accounts for 25% of that sum.

These transactions are effected on a daily basis to regulate the Group liquidity, following competition among approximately 20 financial institutions.

4. Capital Market Transactions

On 1 June, BBVA acted as issue manager for a private bond issue made by Iberdrola Finanzas, S.A., guaranteed by Iberdrola, S.A., for 60 million euro.

On 22 June, Iberdrola Finanzas, S.A., guaranteed by Iberdrola, S.A., made a public bond issue on the Euro Market for 500 million euro, placed through 8 financial institutions, in which BBVA was Lead Manager and Underwriter, together with another three top-ranking institutions.

On 30 September, this issue was extended by 250 million euro, in which only the Lead Managers and Underwriters of the original issue participated (BBVA and another three top-ranking institutions).

Promissory notes for the value of 742 million euro have been issued on the short-term capital markets, of which BBVA placed 34% and BBK 5%. Supplementing the domestic notes issuance facility, Iberdrola International BV has also issued 1,853 million euro, guaranteed by Iberdrola, S.A., of which 5 million were placed through BBVA.

5. Share trading

Transactions have been effected through BBVA for an equivalent value of 296 million euro.

6. Bonds and guarantees

BBVA has furnished bank guarantees for companies in the Iberdrola Group in a value of 86 million euro.

7. Foreign exchange

Transactions have been made for an equivalent of 1,324 million euro, 42% of which were contracted with BBVA.

8. Equity derivatives

Portfolio and treasury stock derivatives have been contracted with BBVA in an aggregate sum of 169 million euro.

To enable a better understanding of the information supplied, the description is completed below of transactions with no specific identification code:

§ Row 5 contains the amount of the current accounts with BBK, amounting to 2,083.52 thousand euro.

§ Row 6 shows the balance at year-end of deposits held at BBK, totalling 50,000 thousand euro.
§ Row 7 indicates the notes issues made with BBK as issue manager, in a sum of 26,400 thousand euro.
§ Row 11 includes a credit facility arranged with BBVA in a sum of 60,000 thousand euro.
§ Row 21 includes debt derivatives transactions with BBVA begun prior to 2005, totalling 761,652.08 thousand euro.
§ Row 22 indicates the amount held in current accounts with BBVA, amounting to -17,912.55 thousand euro.
§ Row 23 shows the balance at year-end of deposits held at BBVA, totalling 258,000 thousand euro.
§ Row 24 includes debt derivatives transactions with BBVA begun during 2005, totalling 230,000 thousand euro.
§ Row 25 contains the foreign exchange insurance taken out with BBVA in a sum of 63,868.42 thousand euro.
§ Row 26 shows portfolio and treasury stock derivatives contracted with BBVA in an aggregate sum of 169,074.71 thousand euro.
§ Row 27 includes foreign exchange transactions effected with BBVA in a sum of 550,659.20 thousand euro.
§ Row 28 indicates the amount of share dealings with BBVA acting as broker, amounting to 446,722.12 thousand euro.
§ Row 29 shows the amount of notes issues made with BBVA acting as issue manager, amounting to 255,200 thousand euro.
§ Row 34 indicates the balance held in current accounts with Caja de Ahorros y Monte de Piedad del Círculo Católico de Obreros de Burgos, of 45.30 thousand euro.
§ Row 39 indicates the balance held in current accounts with Caja de Municipal de Burgos, of 13.30 thousand euro.
§ Row 41 indicates the balance held in current accounts with Caja de Ahorros de Salamanca y Soria (Caja Duero), of 108.28 thousand euro.
§ Row 46 shows the balance held in current accounts with Caja España de Inversiones, Caja de Ahorros y Monte de Piedad, of 786.47 thousand euro.
§ Row 51 includes the invoicing for gas and electricity supplied to BBVA, totalling 7,184.60 thousand euro.

2. TRANSACTIONS WITH DIRECTORS AND EXECUTIVES OF THE COMPANY (36)

Code (37)	Description of the transaction (37)	A/I (38)	Cu/Pr (39)	Amount (thous.euro)	Profit/Loss (40) (thous.euro)	ST/LT (41)	Related Party (42)
023	Dividends and other distributed earnings	Aggregate Information	Current	11,647	0	st	Directors & Top Executives
026	Remuneration	Aggregate Information	Previous	4,881	0		
026	Remuneration	Aggregate Information	Current	11,903	0		
027	Severance pay	Aggregate Information	Previous	234	0		
027	Severance pay	Aggregate Information	Current	122	0		
028	Contributions to pension schemes and life assurance	Aggregate Information	Current	5,465	0		
010	Services Received	Aggregate Information	Current	86	0	st	Das
023	Dividends and other distributed earnings	Aggregate Information	Current	37,098	0	st	Corporació n Eólica Cesa, S.L.

Other aspects (43)

The remunerations accrued during the year include a multi-year bonus of 5,836.37 thousand euro for meeting objectives.

The value is also included of transactions effected with Corporación Eólica CESA, S.A., in which the Director Juan Luis Arregui Ciársolo is Chairman of the Board, and with the Turkish company DAS Engineering & Energy Investments, Inc., in which a brother of the Director Lucas María de Oriol López-Montenegro was member of the Board when signing a services contract with the Company to develop energy businesses in Turkey. These are in all cases transactions made in the normal course of business, on arm's length conditions, and the information thereon is not necessary to give a true and fair view of the net worth, financial position and results of the company.

3. TRANSACTIONS AMONG PERSONS, COMPANIES OR ENTITIES OF THE GROUP (36)

Code (37)	Description of the transaction (37)	A/I (38)	Cu/Pr (39)	Amount (thous.euro)	Profit/Loss (40) (thous.euro)	ST/LT (41)	Related Party (42)
016	Financing arrangements: loans	Aggregate Information	Previous	11,275	0	st/lt	bbk
019	Interest paid	Aggregate Information	Previous	369	0	st/lt	bbk
020	Interest charged	Aggregate Information	Current	31	0	st	bbk
021	Accrued interest payable	Aggregate Information	Previous	48	0	st/lt	bbk
022	Accrued interest receivable	Aggregate Information	Current	3	0	st/lt	bbk
032	Other instruments that may imply a transfer of resources or obligations between the company and the related party	Aggregate Information	Previous	1,291	0	lt	bbk
032	Other instruments that may imply a transfer of resources or obligations between the company and the related party	Aggregate Information	Current	3,381	0	st	bbk
032	Other instruments that may imply a transfer of resources or obligations between the company and the related party	Aggregate Information	Previous	-150	0	st	bbk
016	Financing arrangements: loans	Aggregate Information	Current	3,552	0	lt	bbva
016	Financing arrangements: loans	Aggregate Information	Previous	442,371	0	lt	bbva
018	Financing arrangements: others (specify)	Aggregate Information	Current	23,500	0	lt	bbva
019	Interest paid	Aggregate Information	Current	2,745	0	st/lt	bbva
019	Interest paid	Aggregate Information	Previous	39,749	0	lt	bbva
020	Interest charged	Aggregate Information	Current	4,522	0	st	bbva
021	Accrued interest payable	Aggregate Information	Current	598	0	st/lt	bbva
021	Accrued interest payable	Aggregate Information	Previous	4,892	0	st/lt	bbva
024	Guarantees and bonds	Aggregate Information	Previous	136,916	0	lt	bbva
024	Guarantees and bonds	Aggregate Information	Current	50,000	0	lt	bbva
032	Other instruments that may imply a transfer of resources or obligations between the company and the related party	Aggregate Information	Previous	549,385	0	lt	bbva
032	Other instruments that may imply a transfer of resources or obligations between the company and the related party	Aggregate Information	Current	645	0	st	bbva
032	Other instruments that may imply a transfer of resources or obligations between the company and the related party	Aggregate Information	Current	133,834	0	st	bbva
032	Other instruments that may imply a transfer of resources or obligations between the company and the related party	Aggregate Information	Current	37,149	0	lt	bbva
032	Other instruments that may imply a transfer of resources or obligations between the company and the related party	Aggregate Information	Current	120,072	0	st	bbva
032	Other instruments that may imply a transfer of resources or obligations between the company and the related party	Aggregate Information	Current	214,137	0	st	bbva
032	Other instruments that may imply a transfer of resources or obligations between the company and the related party	Aggregate Information	Current	5,920	0	st	bbva (acting as broker)
018	Financing arrangements: others (specify)	Aggregate Information	Current	227,500	0	lt	bbva (acting as manager)
032	Other instruments that may imply a transfer of resources or obligations between the company and the related party	Aggregate Information	Current	5,000	0	st	bbva (acting as manager)

016	Financing arrangements: loans	Aggregate Information	Previous	8,625	0	st/lt	Caja Duero
021	Accrued interest payable	Aggregate Information	Previous	3	0	st/lt	Caja Duero
019	Interest paid	Aggregate Information	Previous	311	0	st/lt	Caja Duero
020	Interest charged	Aggregate Information	Current	1	0	st	Caja Duero
032	Other instruments that may imply a transfer of resources or obligations between the company and the related party	Aggregate Information	Previous	35	0	st	Caja Duero
016	Financing arrangements: loans	Aggregate Information	Previous	6,577	0	st/lt	Caja España
019	Interest paid	Aggregate Information	Previous	246	0	st/lt	Caja España
020	Interest charged	Aggregate Information	Current	7	0	st	Caja España
021	Accrued interest payable	Aggregate Information	Previous	2	0	st/lt	Caja España
032	Other instruments that may imply a transfer of resources or obligations between the company and the related party	Aggregate Information	Previous	910	0	st	Caja España
018	Financing arrangements: others (specify)	Aggregate Information	Current	5,280	0	st	Unesa
001	Purchases of assets (finished or otherwise)	Aggregate Information	Current	6,944	0	st	Amara
003	Tangible fixed asset purchases	Aggregate Information	Current	-4	0	st	Amara
010	Services received	Aggregate Information	Current	6,425	0	st	Amara
001	Purchases of assets (finished or otherwise)	Aggregate Information	Current	223,494	0	st	Gamesa Group
010	Services received	Aggregate Information	Current	28,554	0	st	Gamesa Group
009	Services provided	Aggregate Information	Current	108	0	st	Gamesa Group
033	Others (specify)	Aggregate Information	Current	11,734	0	st	Gamesa Group
005	Financial fixed asset purchases	Aggregate Information	Current	19,917	0	st	Gamesa Group
026	Remunerations	Aggregate Information	Current	2,117	0		

Other aspects (43)

The transactions described were made in the normal course of business, on arm's length conditions, and the information thereon is not necessary to give a true and fair view of the net worth, financial position and results of the company.

Apart from intercompany transactions, this table has also been used to include transactions between subsidiaries and associated companies of the Iberdrola Group and the significant shareholders, regarding which we refer to Table 1 above.

The fees paid by Iberdrola to the Spanish Electricity Industry Association (UNESA) are also included.

Finally, in order to enable a better understanding of the information supplied, the description is completed below of transactions with no specific identification code:

§ Row 6 contains debt derivatives transactions with BBK begun prior to 2005 in a sum of 1,291.02 thousand euro.

§ Row 7 shows the balance at year-end of the deposits held with BBK, totalling 3,380.70 thousand euro.

§ Row 8 indicates the balance of current accounts with BBK, amounting to -149.96 thousand euro.

§ Row 11 includes a credit facility arranged with BBVA for 23,500 thousand euro.

§ Row 19 contains debt derivatives transactions with BBVA begun prior to 2005 in a sum of 549,385.22 thousand euro.

§ Row 20 shows portfolio and treasury stock derivatives contracted with BBVA in an aggregate sum of 644.95 thousand euro.

§ Row 21 shows the balance at year-end of the deposits held with BBVA, totalling 133,833.73 thousand euro.

§ Row 22 contains debt derivatives transactions with BBVA begun during 2005 in a sum of 37,148.61 thousand euro.

§ Row 23 includes the foreign exchange insurance taken out with BBVA for 120,071.94 thousand euro.

§ Row 24 includes foreign exchange transactions effected with BBVA in a sum of 214,16.53 thousand euro.

§ Row 25 includes the value of share dealings effected with BBVA acting as broker, amounting to 5,919.83 thousand euro.

§ Row 26 contains the amount of debenture issues made with BBVA acting as issue manager, amounting to 227,500 thousand euro.

§ Row 27 contains the amount of ECP issues made with BBVA acting as issue manager, amounting to 5,000 thousand euro.

§ Row 32 indicates the balance of current accounts held with Caja de Ahorros de Salamanca y Soria (Caja Duero), in a sum of 34.93 thousand euro.

§ Row 37 indicates the balance of current accounts held with Caja España de Inversiones, Caja de Ahorros y Monte de Piedad, amounting to 910.34 thousand euro.

§ In Row 47, apart from the remuneration accrued during the year, a multi-year bonus for meeting objectives has been paid to top executives in a sum of 1,280.37 thousand euro.

4. TRANSACTIONS WITH OTHER RELATED PARTIES (36)

Code (37)	Description of the transaction (37)	A/I (38)	Cu/Pr (39)	Amount (thous.euro)	Profit/Loss (40) (thous.euro)	ST/LT (41)	Related Party (42)

Other aspects (43)

XV. SPECIAL AUDITORS' REPORT

(This section shall be completed only in the report corresponding to the first half of the year following the last financial year closed and audited and shall be applicable for all issuing companies which, pursuance to section thirteen of the Ministerial Order of 18 January 1991, are obliged to submit a special report issued by their auditors, when the auditors' report of the annual accounts of the immediately preceding financial year included no opinion or a negative or qualified opinion. The report shall mention that said special auditors' report is annexed to the half-year report, together with a copy of the information provided or declarations made by the company directors on the current situation of the reservations included by the auditors in their auditors' report on the annual accounts of the preceding financial year, on which, in pursuance of the applicable Technical Rules for Audit, the special report was based.)

 Bilbao, February 22, 2006

RE: Notice of relevant fact

Dear Sirs:

We are pleased to inform you that, on the date hereof, the Board of Directors of IBERDROLA has unanimously adopted the following resolutions:

I. To formulate the Annual Financial Statements, the Management Report and the Proposed Allocation of Profits/Losses, as well as the Consolidated Annual Financial Statements and Management Report, all with respect to the Fiscal Year 2005.

II. To call a General Meeting of Shareholders to be held on the 29th and 30th of this March on first and second call, respectively, with the following Agenda:

AGENDA

One.- Examination and approval, if applicable:

a).- Of the individual Annual Financial Statements (Balance Sheet, Profit and Loss Statement and Notes) of the Company and of the consolidated financial statements of the Company and its controlled Companies, for the Fiscal Year ended on December 31, 2005.

b).- Of the individual Management Report of the Company and of the consolidated Management Report of the Company and its controlled Companies, ended as of December 31, 2005, as well as of the corporate management for such Fiscal Year.

Two.- Allocation of profits/losses and distribution of dividends for the Fiscal Year ended on December 31, 2005.

Three.- Amendment of certain articles of the By-Laws and of the Regulations for the General Shareholders' Meeting:

a).- Amendment of Article 19 of the By-Laws and Article 8 of the Regulations for the General Shareholders' Meeting, in order to conform the text of both regulations to the provisions of the First Final Provision of Law 19/2005, of November 14, regarding European companies domiciled in Spain, to the extent it refers to an increase in the period for publication of notice of the call to General Shareholders' Meeting and the introduction of the right of the shareholders to request the publication of a supplement to the notice, including new items on the Agenda.

b).- Amendment of Article 22 of the By-Laws and Article 10 of the Regulations for the General Shareholders' Meeting, in order to eliminate a requirement relating to the minimum number of shares giving the right to attend the General Shareholders' Meeting.

Four.- Authorization to the Board of Directors, pursuant to the provisions of Section 153.1.b) of the Companies Law, so that, within a maximum term of five years, and if it so deems appropriate, it may increase the share capital by up to one-half of the current share capital, on one or more occasions, and at the time and in the amount that it deems appropriate, with an allocation of the power to exclude pre-emptive rights, replacing the text of Article 5 of the By-Laws and depriving of effect the authorization approved at the General Shareholders' Meeting on June 16, 2001.

Five.- Delegation to the Board of Directors, for a term of five years, of the power to issue: a) bonds or simple debentures or other fixed-income securities of a like nature (other than notes), as well as preferred stock, up to a maximum amount of NINE THOUSAND (9,000) million euros, and b) notes up to a maximum amount, independently of the foregoing, of FOUR THOUSAND (4,000) million euros; and authorization to the Company to guarantee, within the limits set forth above, new issuances of securities by controlled Companies, for which purpose the delegation approved at the General Shareholders' Meeting held on March 18, 2005 is hereby deprived of effect, to the extent of the unused amount.

Six.- Authorization to the Board of Directors for the derivative acquisition of the Company's own shares by the Company itself and/or by its controlled Companies pursuant to the provisions of the Law, for which purpose the authorization granted at the General Shareholders' Meeting held on March 18, 2005 is hereby deprived of effect to the extent of the unused amount. Reduction of share capital and consequent amendment of Article 5 of the By-Laws.

Seven.- Authorization to the Board of Directors to apply for the listing on and delisting from Spanish or foreign organized secondary markets of the shares, debentures or other securities issued or to be issued, and to adopt such resolutions as may be necessary to ensure the continued listing of the shares, debentures or other securities of the Company that may then be outstanding.

Eight.- Authorization to the Board of Directors to create and fund Associations and Foundations pursuant to the applicable legal provisions in effect, with the Board of Directors being empowered to carry out such resolution.

Nine.- Appointment of the Auditor of the Company and its Consolidated Group.

Ten.-Ratification of the appointment of Directors designated on an interim basis since the holding of the last General Shareholders' Meeting:

a).- Ratification of the appointment as Director of Mr. Xabier de Irala Estévez, approved by the Board of Directors at its meeting on April 20, 2005.

b).- Ratification of the appointment as Director of Mr. Jesús María Cadenato Matía, approved by the Board of Directors at its meeting on April 20, 2005.

Eleven.- Authorization to the Board of Directors of the Company, to the fullest possible extent, for the full development and execution of the foregoing resolutions, expressly including the power to interpret, remedy and complete such resolutions and have them evidenced in the form of public instruments, and obtain the appropriate registrations thereof, as well as the right to delegate the powers granted by the shareholders acting at the General Shareholders' Meeting.

-..-..-..-..-

The Board of Directors has also resolved that the announcement of the call to meeting be published in the coming days in the BORME (Official Gazette of the Commercial Registry) and in the press, at which time the relevant documentation shall be made available to the shareholders, and will also be delivered to you:

All documentation relating to the aforementioned General Shareholders' Meeting shall also be made available to shareholders and investors through the

Company's website (www.iberdrola.com).

III. To approve the classification of Mr. Sebastián Battaner Arias as an external independent Director.

You may contact us at any time. Sincerely,

IBERDROLA, S.A.
Secretary General and of the Board

Federico San Sebastián



ANEXO I

INFORME ANUAL DE GOBIERNO CORPORATIVO

SOCIEDADES ANÓNIMAS COTIZADAS

DATOS IDENTIFICATIVOS DEL EMISOR

EJERCICIO 2005

C.I.F. A-48010615

Denominación Social:

IBERDROLA, S.A.

Domicilio Social:

CARDENAL GARDOQUI 8
BILBAO
VIZCAYA
48008
ESPAÑA

MODELO DE INFORME ANUAL DE GOBIERNO CORPORATIVO DE LAS SOCIEDADES ANÓNIMAS COTIZADAS

Para una mejor comprensión del modelo y posterior elaboración del mismo, es necesario leer las instrucciones que para su cumplimentación figuran al final del presente informe.

A ESTRUCTURA DE LA PROPIEDAD

A.1. Complete el siguiente cuadro sobre el capital social de la sociedad:

Fecha última modificación	Capital social (€)	Número de acciones
24-04-1999	2.704.647.543,00	901.549.181

En el caso de que existan distintas clases de acciones, indíquelo en el siguiente cuadro:

Clase	Número de acciones	Nominal unitario

A.2. Detalle los titulares directos e indirectos de participaciones significativas, de su entidad a la fecha de cierre de ejercicio, excluidos los consejeros:

Nombre o denominación social del accionista	Número de acciones directas	Número de acciones indirectas (*)	% Total sobre el capital social
BILBAO BIZKAIA KUTXA (BBK)	67.631.963	0	7,502
BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (BBVA)	48.819.212	32.982	5,419
CAJA DE AHORROS DE SALAMANCA Y SORIA (CAJA DUERO)	9.020.000	0	1,001
CAJA ESPANA DE INVERSIONES, CAJA DE AHORROS Y MONTE DE PIEDAD	0	5.997.774	0,665
CAJA DE AHORROS MUNICIPAL DE BURGOS	3.265.000	0	0,362
CAJA DE AHORROS Y MONTE DE PIEDAD DE SEGOVIA	1.562.462	0	0,173
CAJA DE AHORROS Y MONTE DE PIEDAD DEL CIRCULO CATOLICO DE OBREROS DE BURGOS	1.373.049	0	0,152
CAJA DE AHORROS Y MONTE DE PIEDAD DE AVILA (VER APARTADO G)	1.074.417	0	0,119

(*) A través de:

Nombre o denominación social del titular directo de la participación	Número de acciones directas	% Sobre el capital social
BANCO INDUSTRIAL DE BILBAO, S.A.	30.000	0,003
BBVA SEGUROS, S.A.	2.982	0,000
INVERGESTIÓN, SOCIEDAD DE INVERSIONES Y GESTIÓN, S.A.	5.997.774	0,665
Total:	**6.030.756**	

Indique los movimientos en la estructura accionarial más significativos, acaecidos durante el ejercicio:

Nombre o denominación social del accionista	Fecha operación	Descripción de la operación

A.3. Complete los siguientes cuadros sobre los miembros del consejo de administración de la sociedad, que posean acciones de la sociedad:

Nombre o denominación social del consejero	Fecha primer nombramiento	Fecha último nombramiento	Número de acciones directas	Número de acciones indirectas (*)	% Total sobre el capital social
EXCMO. SR. D. IÑIGO DE ORIOL E YBARRA	30-04-1975	16-06-2001	229.259	499.142	0,081
D. JOSÉ IGNACIO SÁNCHEZ GALÁN	21-05-2001	18-03-2005	31.562	122.374	0,017
EXCMO. SR. D. JOSÉ ANTONIO GARRIDO MARTÍNEZ	21-07-1988	16-06-2001	45.205	0	0,005
D. JAVIER HERRERO SORRIQUETA	25-05-1996	16-06-2001	42.605	0	0,005
D. VÍCTOR DE URRUTIA VALLEJO	17-02-1978	18-03-2005	525.000	649.500	0,130
D. JOSÉ ORBEGOZO ARROYO	17-02-1978	16-06-2001	23.666	376.334	0,044
D. CÉSAR DE LA MORA Y ARMADA	25-11-1981	16-06-2001	5.674	37.944	0,005
D. IGNACIO DE PINEDO CABEZUDO	31-01-1990	16-06-2001	84.750	2.500	0,010
D. LUCAS MARÍA DE ORIOL LÓPEZ - MONTENEGRO	31-01-1990	16-06-2001	10.000	162.403	0,019
D. ANTONIO DE GARAY MORENÉS	25-04-1990	16-06-2001	27.344	24.000	0,006
D. RICARDO ÁLVAREZ ISASI	18-10-1990	18-03-2005	45.000	990.742	0,115
D. ANTONIO MARÍA DE ORIOL Y DÍAZ-BUSTAMANTE	18-10-1990	16-06-2001	10.500	0	0,001
D. MARIANO DE YBARRA Y ZUBIRÍA	18-10-1990	16-06-2001	34.001	0	0,004
D. JOSÉ IGNACIO BERROETA ECHEVARRÍA	10-05-1993	18-03-2005	252	24.700	0,003
D. JUAN LUIS ARREGUI CIÁRSOLO	23-05-1995	18-03-2005	200	11.205.824	1,243
D. JULIO DE MIGUEL AYNAT	29-10-2003	18-03-2005	44.521	0	0,005
D. SEBASTIÁN BATTANER ARIAS	26-05-2004	18-03-2005	10.000	0	0,001
D. XABIER DE IRALA ESTÉVEZ	20-04-2005	20-04-2005	19.815	0	0,002
D. JESÚS MARÍA CADENATO MATÍA (VER APARTADO G)	20-04-2005	20-04-2005	1.000	0	0,000

(*) A través de:

Nombre o denominación social del titular directo de la participación	Número de acciones directas
SANTA OLIMPIA, S.L.	499.142
NAMPALANCAR CONSULTORES, S.L.	122.374
ASUA DE INVERSIONES, S.L.	414.500
LIMA, S.A.	66.000

ROLAR DE INVERSIONES, S.L.	120.000
D. JOSE JUAN DE URRUTIA YBARRA	20.000
D. JUAN DE URRUTIA YBARRA	16.000
DNA. MARIA DE URRUTIA YBARRA	13.000
ORBEMAN, S.A.	372.000
DNA. MARIA ELENA GUZMÁN URIBE	4.334
D. ALVARO DE LA MORA PINEYRO	7.500
D. CESAR DE LA MORA PINEYRO	7.500
D. JUAN DE LA MORA PINEYRO	7.500
D. LORENZO DE LA MORA PINEYRO	7.500
DNA. SILVIA DE LA MORA PINEYRO	7.500
DNA. SILVIA PINEYRO Y ESCRIVÁ DE ROMANI	444
DNA. MARIA VICTORIA QUEIPO DE LLANO GARCIA	2.500
GUIEJA 2.000, S.L.	162.403
DNA. TERESA ARITIO ARMADA	24.000
DOPISA ALTERRA, S.L.	131.000
FUNDACIÓN VICENTE DE MENDIETA	71.742
FUNDACIÓN VICTOR TAPIA-DOLORES SAINZ	630.000
DNA. PILAR BASTERRA ARTAJO	158.000
DNA. MARIA JOSEFA AURRECOECHEA ZUBIAUR	8.700
IGOPER, S.L.	16.000
RETOS OPERATIVOS XXI, S.L.	4.898.752
TORNEADOS NUMERICOS, S.A.	6.307.072
Total:	**14.095.463**

% Total del capital social en poder del consejo de administración	1,696

Complete los siguientes cuadros sobre los miembros del consejo de administración de la sociedad, que posean derechos sobre acciones de la sociedad:

Nombre o denominación social del consejero	Número de derechos de opción directos	Número de derechos de opción indirectos	Número de acciones equivalentes	% Total sobre el capital social

A.4. Indique, en su caso, las relaciones de índole familiar, comercial, contractual o societaria que existan entre los titulares de participaciones significativas, en la medida en que sean conocidas por la sociedad, salvo que sean escasamente relevantes o deriven del giro o tráfico comercial ordinario:

Nombres o denominaciones sociales relacionados	Tipo de relación	Breve descripción
BEAZ, S.A.	Societaria	BBK Y BBVA PARTICIPAN EN EL CAPITAL DE ESTA SOCIEDAD CON UNA PARTICIPACIÓN DEL 1,63% CADA UNO.
SEED CAPITAL DE BIZKAIA, S.G.E.C.R., S.A.	Societaria	BBK Y BBVA PARTICIPAN EN EL CAPITAL DE ESTA SOCIEDAD CON UNAS PARTICIPACIONES DEL 10% Y DEL 5%, RESPECTIVAMENTE.
OPERADOR DEL MERCADO IBÉRICO DE ENERGÍA - POLO ESPAÑOL, S.A. (OMEL)	Societaria	BBK Y BBVA PARTICIPAN EN EL CAPITAL DE ESTA SOCIEDAD CON UNAS PARTICIPACIONES DEL 2,70% Y DEL 5%, RESPECTIVAMENTE.
IBERDROLA SERVICIOS FINANCIEROS, S.A.	Societaria	BBVA -INDIRECTAMENTE- Y BBK PARTICIPAN EN EL CAPITAL DE ESTA SOCIEDAD CON UNAS PARTICIPACIONES DEL 84% Y DEL 15%, RESPECTIVAMENTE.

A.5. Indique, en su caso, las relaciones de índole comercial, contractual o societaria que existan entre los titulares de participaciones significativas, y la

sociedad, salvo que sean escasamente relevantes o deriven del giro o tráfico comercial ordinario:

Nombres o denominaciones sociales relacionados	Tipo de relación	Breve descripción
BEAZ, S.A.	Societaria	IBERDROLA, BBVA Y BBK PARTICIPAN EN EL CAPITAL DE ESTA SOCIEDAD CON UNAS PARTICIPACIONES DEL 3,26%, DEL 1,63% Y DEL 1,63%, RESPECTIVAMENTE.
CORPORACIÓN IBV PARTICIPACIONES EMPRESARIALES, S.A.	Societaria	IBERDROLA COMPARTE AL 50% CON BBVA LA SOCIEDAD CORPORACIÓN IBV PARTICIPACIONES EMPRESARIALES, S.A., TITULAR DEL 100% DE CORPORACIÓN IBV SERVICIOS Y TECNOLOGÍAS, S.A. QUE, A SU VEZ, AGLUTINA LA CARTERA INDUSTRIAL GESTIONADA CONJUNTAMENTE POR AMBAS. ENTRE SUS PRINCIPALES PARTICIPACIONES CABE DESTACAR LA DEL 25,78% EN EL CAPITAL DE LA SOCIEDAD COTIZADA GAMESA CORPORACIÓN TECNOLÓGICA, S.A.
EUSKALTEL, S.A.	Societaria	IBERDROLA Y BBK PARTICIPAN EN EL CAPITAL DE ESTA SOCIEDAD CON UNAS PARTICIPACIONES DEL 11,14% Y DEL 33,13%, RESPECTIVAMENTE.
SEED CAPITAL DE BIZKAIA, S.G.E.C.R., S.A.	Societaria	IBERDROLA, BBVA Y BBK PARTICIPAN EN EL CAPITAL DE ESTA SOCIEDAD CON UNAS PARTICIPACIONES DEL 5%, DEL 5% Y DEL 10%, RESPECTIVAMENTE.
URAGUA, S.A. EN LIQUIDACIÓN (VER APARTADO G)	Societaria	IBERDROLA Y BBK PARTICIPAN INDIRECTAMENTE EN EL CAPITAL DE ESTA SOCIEDAD (CONSTITUIDA CONFORME A LA LEGISLACIÓN URUGUAYA Y EN PROCESO DE LIQUIDACIÓN), CON UNAS PARTICIPACIONES DEL 41% Y DEL 23%, RESPECTIVAMENTE.
OPERADOR DEL MERCADO IBERICO DE ENERGÍA-POLO ESPAÑOL, S.A. (OMEL)	Societaria	IBERDROLA, BBVA Y BBK PARTICIPAN EN EL CAPITAL DE ESTA SOCIEDAD CON UNAS PARTICIPACIONES DEL 5,143%, DEL 5% Y DEL 2,70%, RESPECTIVAMENTE.
IBERDROLA SERVICIOS FINANCIEROS, S.A.	Societaria	IBERDROLA, BBVA -INDIRECTAMENTE- Y BBK PARTICIPAN EN EL CAPITAL DE ESTA SOCIEDAD CON UNAS PARTICIPACIONES DEL 1%, DEL 84% Y DEL 15%, RESPECTIVAMENTE.

A.6. Indique los pactos parasociales celebrados entre accionistas que hayan sido comunicados a la sociedad:

Intervenientes pacto parasocial	% del capital social afectado	Breve descripción del pacto

Indique, en su caso, las acciones concertadas existentes entre los accionistas de su empresa y que sean conocidas por la sociedad:

Intervenientes acción concertada	% del capital social afectado	Breve descripción de la acción concertada

En el caso de que durante el ejercicio se haya producido alguna modificación o ruptura de dichos pactos o acuerdos o acciones concertadas, indíquelo expresamente.

LA SOCIEDAD NO TIENE CONSTANCIA DE LA EXISTENCIA DE PACTOS, ACUERDOS O ACCIONES CONCERTADAS ENTRE LOS ACCIONISTAS.

A.7. Indique si existe alguna persona física o jurídica que ejerza o pueda ejercer el control sobre la sociedad de acuerdo con el artículo 4 de la Ley del Mercado de Valores:

Nombre o denominación social

Observaciones
LA SOCIEDAD NO TIENE CONSTANCIA DE LA EXISTENCIA DE NINGUNA PERSONA FISICA O JURIDICA QUE EJERZA O PUEDA EJERCER EL CONTROL SOBRE LA SOCIEDAD DE ACUERDO CON EL ARTÍCULO 4 DE LA LEY DEL MERCADO DE VALORES.

A.8. Complete los siguientes cuadros sobre la autocartera de la sociedad:

A fecha de cierre del ejercicio:

Número de acciones directas	Número de acciones indirectas (*)	% Total sobre el capital social
7.378.392	0	0,818

(*) A través de:

Nombre o denominación social del titular directo de la participación	Número de acciones directas
Total:	

Detalle las variaciones significativas, de acuerdo con lo dispuesto en el Real Decreto 377/1991, realizadas durante el ejercicio:

Fecha	Número de acciones directas	Número de acciones indirectas	% Total sobre el capital social
17-02-2005	13.167.771	0	1,461
26-10-2005	5.094.852	0	0,565

Resultados obtenidos en el ejercicio por operaciones de autocartera (en miles de euros)	2.479

A.9. Detalle las condiciones y el/los plazo/s de la/s autorización/es de la junta al consejo de administración para llevar a cabo las adquisiciones o transmisiones de acciones propias descritas en el apartado A.8.

Las operaciones de autocartera realizadas durante el ejercicio 2005 se han efectuado al amparo de las autorizaciones acordadas por la Junta General de Accionistas, en sus reuniones de 3 de Abril de 2004 y 18 de Marzo de 2005, que fueron adoptadas en los siguientes términos:

"Autorizar expresamente al Consejo de Administración, con facultad de delegar en la Comisión Ejecutiva Delegada, de acuerdo con lo establecido en el artículo 75 del vigente Texto Refundido de la Ley de Sociedades Anónimas, la adquisición derivativa de acciones de IBERDROLA, S.A. en las siguientes condiciones:

a) Las adquisiciones podrán realizarse directamente por IBERDROLA, S.A. o indirectamente a través de sus sociedades dominadas.
b) Las adquisiciones se realizarán mediante operaciones de compraventa, permuta o cualquier otra permitida por la Ley.
c) Las adquisiciones podrán realizarse, en cada momento, hasta la cifra máxima permitida por la Ley.
d) Las adquisiciones no podrán realizarse a precio superior del que resulte en Bolsa.
e) La presente autorización se otorga por un plazo máximo de 18 meses.

Asimismo, y a los efectos previstos en el párrafo segundo del número 1° del artículo 75 de la Ley de Sociedades Anónimas, otorgar expresa autorización para la adquisición de acciones de la Compañía por parte de cualquiera de las sociedades dominadas en los mismos términos resultantes del presente acuerdo.

Expresamente se hace constar que las acciones que se adquieran como consecuencia de la presente autorización podrán destinarse tanto a su enajenación o amortización como a la aplicación de los sistemas retributivos contemplados en el párrafo tercero del apartado 1 del artículo 75 de la Ley de Sociedades Anónimas".

A.10. Indique, en su caso, las restricciones legales y estatutarias al ejercicio de los derechos de voto, así como las restricciones legales a la adquisición o transmisión de participaciones en el capital social:

1. RESTRICCIONES AL EJERCICIO DE LOS DERECHOS DE VOTO:

1.1 ESTATUTARIAS:

Artículo 29.3: "Ningún accionista podrá emitir un número de votos superior a los que correspondan a acciones que representen un porcentaje del diez por ciento (10%) del Capital Social, aún cuando el número de acciones que posea exceda de dicho porcentaje de capital. Esta limitación no afecta a los votos correspondientes a las acciones respecto de las cuales un accionista ostenta la representación como consecuencia de lo previsto en el artículo vigésimo tercero de estos Estatutos Sociales, si bien, en relación con el número de votos correspondientes a las acciones de cada accionista representado será también de aplicación la limitación antes establecida."

Artículo 29.4: "La limitación establecida en el apartado anterior será también de aplicación al número de votos que, como máximo, podrán emitir, sea conjuntamente, sea por separado, dos o más entidades o sociedades accionistas pertenecientes a un mismo grupo. Dicha limitación será igualmente aplicable al número de votos que podrán emitir, sea conjuntamente o por separado, una persona física y la entidad, entidades o sociedades accionistas controladas por dicha persona física. Se entenderá que existe grupo cuando concurran las circunstancias establecidas en el artículo cuatro de la Ley del Mercado de Valores y, asimismo, que una persona física controla una o varias entidades o sociedades, cuando se den las circunstancias de control que el citado artículo cuatro exige."

Artículo 30.1: "Los accionistas que participen en un proceso de fusión o escisión con la sociedad o que estén llamados a suscribir una ampliación de capital con exclusión del derecho de suscripción preferente o a adquirir por cesión global el

conjunto de los activos de la Sociedad, no podrán ejercitar su derecho de voto para la adopción de dichos acuerdos por la Junta General."

Artículo 30.2: "Lo previsto en el apartado anterior será igualmente aplicable cuando los acuerdos afecten, (i) en el caso de un accionista persona física, a las entidades o sociedades controladas por dicha persona física, y (ii) en el supuesto de accionistas personas jurídicas, a las entidades o sociedades pertenecientes a su grupo (en el sentido indicado en el apartado cuarto del artículo vigésimo noveno), aun cuando estas últimas sociedades o entidades no sean accionistas."

Artículo 54: "La limitación del número máximo de votos que puede emitir un solo accionista contenida en el artículo vigésimo noveno (apartados tercero a quinto) y la prohibición de voto a los accionistas afectados por conflictos de interés establecida en el artículo trigésimo quedarán sin efecto cuando concurran las siguientes circunstancias:

(a) que la Sociedad haya sido objeto de una oferta publica de adquisición (opa) dirigida a la totalidad del capital; y

(b) que, como consecuencia de la opa, siempre que su contraprestación hubiera sido íntegramente en metálico, una persona física o jurídica, o varias actuando en concierto, alcancen una participación de las dos terceras partes del capital con derecho a voto de la Sociedad; o, alternativamente,

(c) que, como consecuencia de la opa, y siempre que su contraprestación hubiera consistido, en todo o en parte, en valores, sin previsión de la facultad alternativa del destinatario de recibirla íntegramente en metálico, una persona física o jurídica, o varias actuando en concierto, alcancen una participación de las tres cuartas partes del capital con derecho a voto de la Sociedad."

1.2 LEGALES:

El artículo 34 del Real Decreto-Ley 6/2000, de 23 de junio, de Medidas Urgentes de Intensificación de la Competencia en Mercados de Bienes y Servicios, modificado por la Ley 14/2000, de 29 de diciembre y por el Real Decreto-Ley 5/2005, de 11 de marzo, establece que las personas físicas o jurídicas que, directa o indirectamente, participen en el capital o en los derechos de voto de dos o más sociedades que tengan la condición de Operador Principal en un mismo mercado o sector de entre los identificados por la norma (incluyendo la generación y suministro de energía eléctrica y la producción y suministro de gas natural) en una proporción igual o superior al 3 por 100 no podrán ejercer los derechos de voto correspondientes al exceso respecto de dicho porcentaje en más de una entidad. La misma regla resulta de aplicación en caso de que una sociedad que tenga la condición de Operador Principal participe en el capital o los derechos de voto de otro Operador Principal del mismo sector económico.

No obstante, y en cualquiera de ambos casos, el regulador sectorial competente (i.e., la Comisión Nacional de Energía en caso de mercados energéticos) puede conceder una autorización que permita el libre ejercicio de los derechos de voto por encima del porcentaje indicado.

En este sentido, debe destacarse que el Boletín Oficial del Estado de 18 de febrero de 2005 ha publicado la Resolución de la Comisión Nacional de la Energía por la que se establecen y hacen públicas, a los efectos de lo dispuesto en el artículo 34 del Real Decreto 6/2000, de 23 de junio, las relaciones de Operadores Principales en los Sectores Energéticos. En ella se identifican como Operadores Principales en el Sector Eléctrico a: Grupo Endesa, Grupo Iberdrola, Grupo Unión Fenosa, Grupo

Hidrocantábrico y Grupo Red Eléctrica. Respecto del Sector de Hidrocarburos Gaseosos, los Operadores Principales identificados son: Grupo Repsol-Gas Natural, Grupo Enagas, Grupo Hidrocantábrico, Grupo Iberdrola y Grupo BP.

Asimismo, de conformidad con la Disposición Adicional 27ª de la Ley 55/1999, de 29 de Diciembre, de Medidas fiscales, administrativas y del orden social (modificada por la Ley 62/2003, de 30 de Diciembre, de Medidas fiscales, administrativas y del orden social), las entidades o personas de naturaleza pública y las entidades de cualquier naturaleza, participadas mayoritariamente o controladas en cualquier forma por entidades o Administraciones públicas, cualquiera que sea la forma jurídica que adopten, que directa o indirectamente tomen el control o adquieran participaciones significativas de sociedades de ámbito estatal que realicen actividades en los mercados energéticos deberán notificar a la Secretaría de Estado de Energía, Desarrollo Industrial y PYMES de la toma de control o adquisición que se haya efectuado, iniciándose un procedimiento administrativo que tendrá por objeto reconocer o no el ejercicio de los derechos políticos correspondientes, o someterlo a determinadas condiciones.

En todo caso, desde que se produzca la toma de control o la adquisición de participaciones significativas de sociedades de ámbito estatal que realicen actividades en los mercados energéticos y hasta que no se pronuncie el Consejo de Ministros, por resolución expresa o por silencio, si no resuelve expresamente en el plazo de dos meses, las entidades o personas a que se refiere el párrafo anterior no podrán ejercer los derechos políticos correspondientes a las participaciones en el mismo indicadas. La falta de resolución del expediente en el referido plazo de dos meses permitirá el ejercicio de los derechos políticos correspondientes.

2. RESTRICCIONES LEGALES O ESTATUTARIAS A LA ADQUISICIÓN O TRANSMISIÓN DE PARTICIPACIONES EN EL CAPITAL SOCIAL:

No existen restricciones legales ni estatutarias a la adquisición o transmisión de participaciones en el capital social.

B ESTRUCTURA DE LA ADMINISTRACIÓN DE LA SOCIEDAD

B.1. Consejo de Administración

B.1.1. Detalle el número máximo y mínimo de consejeros previstos en los estatutos:

Número máximo de consejeros	21
Número mínimo de consejeros	9

B.1.2. Complete el siguiente cuadro con los miembros del consejo:

Nombre o denominación social del consejero	Representante	Cargo en el consejo	Fecha primer nombramiento	Fecha último nombramiento	Procedimiento de elección
EXCMO. SR. D. IÑIGO DE ORIOL E YBARRA (VER APARTADO G)		PRESIDENTE	30-04-1975	16-06-2001	JUNTA GENERAL
D. JOSÉ IGNACIO SÁNCHEZ GALÁN		VICEPRESIDENTE-CONSEJERO DELEGADO	21-05-2001	18-03-2005	JUNTA GENERAL

EXCMO. SR. D. JOSÉ ANTONIO GARRIDO MARTÍNEZ		VICEPRESIDENTE	21-07-1988	16-06-2001	JUNTA GENERAL
D. JAVIER HERRERO SORRIQUETA		VICEPRESIDENTE	25-05-1996	16-06-2001	JUNTA GENERAL
D. VÍCTOR DE URRUTIA VALLEJO		CONSEJERO	17-02-1978	18-03-2005	JUNTA GENERAL
D. JOSÉ ORBEGOZO ARROYO		CONSEJERO	17-02-1978	16-06-2001	JUNTA GENERAL
D. CÉSAR DE LA MORA Y ARMADA		CONSEJERO	25-11-1981	16-06-2001	JUNTA GENERAL
D. IGNACIO DE PINEDO CABEZUDO		CONSEJERO	31-01-1990	16-06-2001	JUNTA GENERAL
D. LUCAS MARÍA DE ORIOL LÓPEZ-MONTENEGRO		CONSEJERO	31-01-1990	16-06-2001	JUNTA GENERAL
D. ANTONIO DE GARAY MORENÉS		CONSEJERO	25-04-1990	16-06-2001	JUNTA GENERAL
D. RICARDO ÁLVAREZ ISASI		CONSEJERO	18-10-1990	18-03-2005	JUNTA GENERAL
D. ANTONIO MARÍA DE ORIOL Y DÍAZ-BUSTAMANTE		CONSEJERO	18-10-1990	16-06-2001	JUNTA GENERAL
D. MARIANO DE YBARRA Y ZUBIRÍA		CONSEJERO	18-10-1990	16-06-2001	JUNTA GENERAL
D. JOSÉ IGNACIO BERROETA ECHEVARRÍA		CONSEJERO	10-05-1993	18-03-2005	JUNTA GENERAL
D. JUAN LUIS ARREGUI CIÁRSOLO		CONSEJERO	23-05-1995	18-03-2005	JUNTA GENERAL
D. JULIO DE MIGUEL AYNAT		CONSEJERO	29-10-2003	18-03-2005	JUNTA GENERAL
D. SEBASTIÁN BATTANER ARIAS		CONSEJERO	26-05-2004	18-03-2005	JUNTA GENERAL
D. XABIER DE IRALA ESTÉVEZ		CONSEJERO	20-04-2005	20-04-2005	COOPTACIÓN
D. JESÚS MARÍA CADENATO MATÍA		CONSEJERO	20-04-2005	20-04-2005	COOPTACIÓN

Número Total de Consejeros	19

Indique los ceses que se hayan producido durante el periodo en el consejo de administración:

Nombre o denominación social del consejero	Fecha de baja
D. JAVIER ARESTI Y VICTORIA DE LECEA	20-04-2005
D. JOSÉ LUIS ANTOÑANZAS PÉREZ-EGEA	20-04-2005
D. JOSÉ SANTIAGO MAYNER OYARBIDE	20-04-2005
D. JOSÉ ANTONIO FERNÁNDEZ RIVERO	20-04-2005

B.1.3. Complete los siguientes cuadros sobre los miembros del consejo y su distinta condición:

CONSEJEROS EJECUTIVOS

Nombre o denominación social del consejero	Comisión que ha propuesto su nombramiento	Cargo en el organigrama de la sociedad
EXCMO. SR. D. ÍÑIGO DE ORIOL E YBARRA	COMISIÓN EJECUTIVA DELEGADA	PRESIDENTE
D. JOSÉ IGNACIO SÁNCHEZ GALÁN	COMISIÓN DE NOMBRAMIENTOS Y RETRIBUCIONES	VICEPRESIDENTE-CONSEJERO DELEGADO

CONSEJEROS EXTERNOS DOMINICALES

Nombre o denominación social del consejero	Comisión que ha propuesto su nombramiento	Nombre o denominación social del accionista significativo a quien representa o que ha propuesto su nombramiento
D. SEBASTIÁN BATTANER ARIAS (VER APARTADO G)	COMISIÓN DE NOMBRAMIENTOS Y RETRIBUCIONES	CAJAS DE AHORROS AGRUPADAS EN LA FEDERACIÓN DE CAJAS DE AHORRO DE CASTILLA Y LEÓN
D. XABIER DE IRALA ESTÉVEZ	COMISIÓN DE NOMBRAMIENTOS Y RETRIBUCIONES	BILBAO BIZKAIA KUTXA (BBK)
D. JESÚS MARÍA CADENATO MATÍA	COMISIÓN DE NOMBRAMIENTOS Y RETRIBUCIONES	BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (BBVA)

CONSEJEROS EXTERNOS INDEPENDIENTES

Nombre o denominación social del consejero	Comisión que ha propuesto su nombramiento	Perfil
D. VÍCTOR DE URRUTIA VALLEJO	COMISIÓN EJECUTIVA DELEGADA	MADRID, 1942. DOCTOR EN CIENCIAS ECONÓMICAS POR LA UNIVERSIDAD COMPLUTENSE DE MADRID Y LICENCIADO EN DERECHO. ES PRESIDENTE DE COMPAÑÍA CASTELLANA DE BEBIDAS GASEOSAS, S.A. (CASBEGA) Y DE COMPAÑÍA VINÍCOLA DEL NORTE DE ESPAÑA, S.A., ASÍ COMO CONSEJERO DE BARCLAYS BANK, S.A., VOCENTO, S.A., DIARIO EL CORREO, S.A. Y NORTE DE CASTILLA, S.A. HA SIDO PRESIDENTE DE BEGANO, S.A., VICEPRESIDENTE DE IBERDROLA, S.A., ASÍ COMO CONSEJERO DE CORPORACIÓN IBV, DE IBM ESPAÑA Y DE BRIDGESTONE FIRESTONE HISPANIA, S.A.
D. JOSÉ ORBEGOZO ARROYO	COMISIÓN EJECUTIVA DELEGADA	GETXO, VIZCAYA, 1939. DOCTOR INGENIERO INDUSTRIAL POR LA ESCUELA TÉCNICA SUPERIOR DE INGENIEROS INDUSTRIALES DE MADRID. ES PATRONO DE LA FUNDACIÓN IBERDROLA. HA DESEMPEÑADO FUNCIONES DIRECTIVAS EN DISTINTAS COMPAÑÍAS, HABIENDO SIDO DIRECTOR GENERAL DE WORSA, ASÍ COMO VICEPRESIDENTE Y CONSEJERO DELEGADO DE VAZMAN Y MEDEX, S.A. ASIMISMO, HA FORMADO PARTE DE LOS CONSEJOS DE ADMINISTRACIÓN DE NAVIERA GALEA, S.A., INDUMETAL, S.A., CORPORACIÓN IBV Y OTRAS COMPAÑÍAS DE LOS SECTORES DE LA CONSTRUCCIÓN, EL METAL, NAVAL Y ALIMENTACIÓN.

D. CESAR DE LA MORA Y ARMADA	COMISIÓN EJECUTIVA DELEGADA	MADRID, 1946. LICENCIADO EN DERECHO Y ADMINISTRACIÓN DE EMPRESAS POR ICADE E3. HA DESARROLLADO GRAN PARTE DE SU CARRERA PROFESIONAL EN BANESTO, ALCANZANDO EL CARGO DE CONSEJERO DE DICHO BANCO Y DE LA CORPORACIÓN INDUSTRIAL BANESTO. HA SIDO TAMBIÉN PRESIDENTE EJECUTIVO DE FENIX FRANCIA Y UPE FRANCIA; PRESIDENTE DE BANESTO SEGUROS Y AGF COMPAÑÍA DE SEGUROS; VICEPRESIDENTE DE LA UNIÓN Y EL FÉNIX ESPAÑOL, S.A.; Y CONSEJERO DE HIDROELÉCTRICA ESPAÑOLA, S.A., UNIÓN IBEROAMERICANA DE PROMOCIONES INDUSTRIALES Y COMERCIALES, S.A., PETROMED, S.A., GAS MADRID, S.A., NAVIERA DE CASTILLA, NAVIERA MONTAÑESA, S.A., CRINAVIS, CORPORACIÓN IBV E IBERDROLA DIVERSIFICACIÓN, S.A.
D. LUCAS MARIA DE ORIOL LÓPEZ-MONTENEGRO	COMISIÓN EJECUTIVA DELEGADA	MADRID, 1941. DOCTOR INGENIERO INDUSTRIAL POR LA ESCUELA TÉCNICA-SUPERIOR DE INGENIEROS INDUSTRIALES DE MADRID Y DIPLOMADO EN EL PROGRAMA DE ALTA DIRECCIÓN DE EMPRESAS POR EL IESE. ES CONSEJERO DE PATENTES TALGO, S.A. HA DESARROLLADO GRAN PARTE DE SU TRAYECTORIA PROFESIONAL EN PATENTES TALGO, S.A., EN LA QUE ALCANZÓ EL CARGO DE PRESIDENTE. HA SIDO TAMBIÉN CONSEJERO DE VALCA, S.A., VIDRALA, S.A. Y CRISNOVA, S.A.
D. ANTONIO DE GARAY MORENÉS	COMISIÓN EJECUTIVA DELEGADA	MADRID, 1949. LICENCIADO EN CIENCIAS ECONÓMICAS POR LA UNIVERSIDAD COMPLUTENSE DE MADRID Y GRADUADO EN EL PROGRAMA DE DIRECCIÓN GENERAL POR EL IESE. ES TESORERO DE HISPANIA NOSTRA. HA DESARROLLADO GRAN PARTE DE SU CARRERA PROFESIONAL EN BANESTO, OCUPANDO DIVERSOS PUESTOS DIRECTIVOS EN BANCA CORPORATIVA, INSTITUCIONAL Y GRANDES FINANCIACIONES NACIONALES E INTERNACIONALES. HA SIDO CONSEJERO DE UNIÓN IBEROAMERICANA DE PROMOCIONES INDUSTRIALES Y COMERCIALES, S.A. Y DE IBERDROLA DIVERSIFICACIÓN, S.A.

D. RICARDO ÁLVAREZ ISASI	COMISIÓN EJECUTIVA DELEGADA	BILBAO, 1940. DOCTOR INGENIERO INDUSTRIAL POR LA ESCUELA-TÉCNICA SUPERIOR DE INGENIEROS INDUSTRIALES DE BILBAO, CATEDRÁTICO DE INGENIERÍA ELÉCTRICA, CON UNA AMPLIA ACTIVIDAD EN LA DOCENCIA E INVESTIGACIÓN. ES CONSEJERO DE VARIAS SOCIEDADES Y MIEMBRO DEL PATRONATO DE DIVERSAS FUNDACIONES, COMO LA FUNDACIÓN IBERDROLA, LA FUNDACIÓN ESCUELA DE INGENIEROS DE BILBAO Y LA FUNDACIÓN VÍCTOR TAPIA-DOLORES SÁINZ, DE LA QUE ES SU PRIMER EJECUTIVO. HA SIDO DIRECTOR DE LA REVISTA TÉCNICA DYNA Y HA DESEMPEÑADO NUMEROSOS CARGOS EN INSTITUCIONES ACADÉMICAS Y DE INVESTIGACIÓN, DESTACANDO LOS DE DIRECTOR DE LA ESCUELA DE INGENIEROS DE BILBAO Y MIEMBRO DE LA JUNTA DE GOBIERNO Y DEL CONSEJO SOCIAL DE LA UNIVERSIDAD DEL PAÍS VASCO. HA SIDO MIEMBRO DEL CONSEJO DE ADMINISTRACIÓN DE LA SOCIEDAD PÚBLICA VASCA CADEM, DEL ENTE VASCO DE LA ENERGÍA (EVE) Y DE IBERDUERO, S.A., ASÍ COMO SECRETARIO GENERAL EJECUTIVO DE LABEIN.
D. ANTONIO MARIA DE ORIOL Y DÍAZ-BUSTAMANTE	COMISIÓN EJECUTIVA DELEGADA	MADRID, 1944. INGENIERO AGRÓNOMO, LICENCIADO EN ADMINISTRACIÓN Y DIRECCIÓN DE EMPRESAS POR ICADE Y GRADUADO EN EL PROGRAMA DE ALTA DIRECCIÓN DE EMPRESAS POR EL IESE. ES ADMINISTRADOR ÚNICO DE CARMONILLA, S.A., PRESIDENTE DE COPRECA, S.A. Y DE LA EMPRESA DE CAPITAL RIESGO CORPFIN. HA SIDO ADMINISTRADOR ÚNICO DE EXPLOTACIONES FORESTALES, AGRÍCOLAS Y PECUARIAS ALAVESAS, S.A. (EFAPASA), ASÍ COMO CONSEJERO DE VILLOSA-GUARDIÁN Y DE VALCA, S.A.
D. MARIANO DE YBARRA Y ZUBIRÍA	COMISIÓN EJECUTIVA DELEGADA	GETXO, VIZCAYA, 1947. ES CONSEJERO DE LA CORPORACIÓN DE MEDIOS DE EXTREMADURA, S.A. HA DESEMPEÑADO CARGOS DIRECTIVOS EN DIVERSAS COMPAÑÍAS, COMO MANUFACTURAS INDUSTRIALES, S.A., YBARRA SOROA Y CÍA, LTDA. Y NAVIERA GARCÍA-MIÑAUR, S.A.

D. JOSE IGNACIO BERROETA ECHEVARRÍA (VER APARTADO G)	COMISIÓN EJECUTIVA DELEGADA	BILBAO, 1939. LICENCIADO EN CIENCIAS ECONÓMICAS POR LA UNIVERSIDAD COMERCIAL DE DEUSTO. ES CONSEJERO DE CONSTRUCCIONES Y AUXILIAR DE FERROCARRILES (CAF), S.A. Y MIEMBRO DEL CÍRCULO DE EMPRESARIOS VASCOS Y DEL CONSEJO DE LA ASOCIACIÓN PARA EL PROGRESO DE LA DIRECCIÓN (APD). HA DESARROLLADO GRAN PARTE DE SU VIDA PROFESIONAL EN GENERAL ELÉCTRICA ESPAÑOLA, S.A. Y FABRELEC-WESTINGHOUSE, INCORPORÁNDOSE POSTERIORMENTE AL BANCO DE VIZCAYA, DEL QUE FUE DIRECTOR GENERAL ADJUNTO, CARGO CON EL QUE CONTINUÓ EN EL BANCO BILBAO VIZCAYA (BBV). HA SIDO PRESIDENTE EJECUTIVO DE BILBAO BIZKAIA KUTXA (BBK), VICEPRESIDENTE DE LA CONFEDERACIÓN ESPAÑOLA DE CAJAS DE AHORRO (CECA) Y CONSEJERO DE OTRAS ENTIDADES, ASÍ COMO MIEMBRO DEL PATRONATO DE DIVERSAS FUNDACIONES, COMO COTEC Y EL MUSEO GUGGENHEIM BILBAO.
D. JUAN LUIS ARREGUI CIARSOLO	COMISIÓN EJECUTIVA DELEGADA	MALLAVIA, VIZCAYA, 1943. INGENIERO TÉCNICO POR LA ESCUELA DE BILBAO, GRADUADO EN CONTROL NUMÉRICO POR WANDSDORF Y MASTER EN INGENIERÍA MICRO-MECÁNCA POR BESANÇON. ES PRESIDENTE DE VIÑA IZADI, S.A., FORESTA CAPITAL, S.A. Y CORPORACIÓN EÓLICA CESA, S.L., HABIENDO INTERVENIDO EN LA FUNDACIÓN DE DICHAS EMPRESAS, ASÍ COMO CONSEJERO DE GESTORA DE PROYECTOS Y CONTRATOS, S.A., DE GRUPO EMPRESARIAL ENCE, S.A. Y DE GAMESA CORPORACIÓN TECNOLÓGICA, S.A. HA DESEMPEÑADO TAMBIÉN LOS CARGOS DE PRESIDENTE DE GAMESA, DE LA QUE FUE FUNDADOR, Y DE CO-PRESIDENTE DEL GRUPO GUASCOR.

D. JULIO DE MIGUEL AYNAT	COMISIÓN DE NOMBRAMIENTOS Y RETRIBUCIONES	VALENCIA, 1944. LICENCIADO EN DERECHO POR LA UNIVERSIDAD DE VALENCIA. ES CONSEJERO DE METROVACESA, S.A., MIEMBRO DEL CONSEJO ASESOR DE CIERVAL, DEL INSTITUTO ESPAÑOL DE ANALISTAS FINANCIEROS Y DEL PATRONATO DE LA FERIA MUESTRARIO INTERNACIONAL DE VALENCIA, ASÍ COMO DE DIVERSAS FUNDACIONES E INSTITUCIONES, ENTRE LAS QUE DESTACA LA FUNDACIÓN UNIVERSIDAD EMPRESA (ADEIT) Y LA FUNDACIÓN DE ESTUDIOS FINANCIEROS. HA SIDO PRESIDENTE DE BANCAJA, DEL BANCO DE VALENCIA Y DEL BANCO DE MURCIA, VICEPRESIDENTE DE LA FEDERACIÓN VALENCIANA DE CAJAS DE AHORROS Y DE AUTOPISTAS DEL MARE NOSTRUM, S.A. (AUMAR), ASÍ COMO CONSEJERO DE CONFEDERACIÓN ESPAÑOLA DE CAJAS DE AHORRO (CECA), ABERTIS INFRAESTRUCTURAS, S.A., ENAGAS, S.A., AUREA CONCESIONES DE INFRAESTRUCTURAS, S.A. Y DEL INSTITUTO VALENCIANO DE INVESTIGACIONES ECONÓMICAS (IVIE). TAMBIÉN HA SIDO PRESIDENTE DE LA FUNDACIÓN BANCAJA Y PATRONO DE LA FUNDACIÓN PREMIOS "REY JAIME I", ENTRE OTRAS ENTIDADES.

OTROS CONSEJEROS EXTERNOS

Nombre o denominación social del consejero	Comisión que ha propuesto su nombramiento
EXCMO. SR. D. JOSÉ ANTONIO GARRIDO MARTINEZ	COMISIÓN EJECUTIVA DELEGADA
D. JAVIER HERRERO SORRIQUETA	COMISIÓN EJECUTIVA DELEGADA
D. IGNACIO DE PINEDO CABEZUDO	COMISIÓN EJECUTIVA DELEGADA

Detalle los motivos por los que no se puedan considerar dominicales o independientes:

Los calificados como Otros Consejeros Externos no representan ni han sido nombrados a propuesta de titulares de participaciones relevantes estables en el capital y, por otra parte, desempeñaron, en su día, funciones ejecutivas en la Sociedad.

A este respecto, según lo dispuesto en el artículo 37.1 b) de los Estatutos Sociales, se considerará como Consejeros externos dominicales a "los Consejeros no ejecutivos que sean titulares -o representantes de los titulares- de participaciones relevantes estables en el capital de la Sociedad".

Asimismo, el artículo 37.1 c) de los Estatutos establece que se considerará como Consejeros externos independientes a "los Consejeros no ejecutivos ni dominicales nombrados en atención a su reconocido prestigio personal y profesional y a su experiencia y conocimientos para el ejercicio de sus

funciones. Dichos Consejeros no tendrán vinculación directa o indirecta significativa con la Sociedad."

A su vez, el artículo 10.2 del Reglamento del Consejo de Administración prevé que "No podrán ser designados como Consejeros independientes quienes sean en la actualidad, o hayan sido en los dos (2) últimos años:

a) Directivos de la Sociedad o de alguna de las sociedades comprendidas en el Grupo IBERDROLA.

b) Consejeros de alguna de las sociedades comprendidas en el Grupo IBERDROLA, excepto si lo hubieran sido en calidad de independientes.

c) Perceptores de cualquier retribución o compensación con cargo a la Sociedad o a cualquiera de las sociedades comprendidas en el Grupo IBERDROLA distinta de la correspondiente al ejercicio de su cargo como Consejero.

d) Accionistas significativos o directivos de sociedades con las que la Sociedad o cualquiera de las sociedades comprendidas en el Grupo IBERDROLA haya realizado o recibido pagos sustanciales."

Indique las variaciones que, en su caso, se hayan producido durante el periodo en la tipología de cada consejero:

Nombre o denominación social del consejero	Fecha del cambio	Condición anterior	Condición actual
D. JOSE IGNACIO BERROETA ECHEVARRÍA (VER APARTADO G)	20-04-2005	CONSEJERO EXTERNO DOMINICAL	CONSEJERO EXTERNO INDEPENDIENTE

B.1.4. Indique si la calificación de los consejeros realizada en el punto anterior se corresponde con la distribución prevista en el reglamento del consejo:

La calificación de los Consejeros realizada en el punto anterior se corresponde con la distribución prevista en el artículo 10 del Reglamento del Consejo de Administración.

B.1.5. Indique, en el caso de que exista, las facultades que tienen delegadas el o los consejero/s delegado/s:

Nombre o denominación social del consejero	Breve descripción
D. JOSE IGNACIO SÁNCHEZ GALÁN	EL VICEPRESIDENTE CONSEJERO DELEGADO, COMO ORGANO SOCIAL INDIVIDUAL, TIENE DELEGADAS TODAS LAS FACULTADES LEGAL Y ESTATUTARIAMENTE DELEGABLES.

B.1.6. Identifique, en su caso, a los miembros del consejo que asuman cargos de administradores o directivos en otras sociedades que formen parte del grupo de la sociedad cotizada:

Nombre o denominación social del consejero	Denominación social de la entidad del grupo	Cargo
D. JOSE IGNACIO SÁNCHEZ GALÁN	IBERDROLA INMOBILIARIA, S.A. (VER APARTADO G)	PRESIDENTE DEL CONSEJO

D. JAVIER HERRERO SORRIQUETA	IBERDROLA INMOBILIARIA, S.A.	VICEPRESIDENTE DEL CONSEJO
D. CESAR DE LA MORA Y ARMADA	IBERDROLA INMOBILIARIA, S.A.	CONSEJERO

B.1.7. Detalle, en su caso, los consejeros de su sociedad que sean miembros del consejo de administración de otras entidades cotizadas en mercados oficiales de valores en España distintas de su grupo, que hayan sido comunicadas a la sociedad:

Nombre o denominación social del consejero	Entidad cotizada	Cargo
D. VICTOR DE URRUTIA VALLEJO	COMPAÑIA VINICOLA DEL NORTE DE ESPAÑA, S.A.	PRESIDENTE
D. JOSE IGNACIO BERROETA ECHEVARRÍA	CONSTRUCCIONES Y AUXILIAR DE FERROCARRILES (CAF), S.A.	CONSEJERO
D. JUAN LUIS ARREGUI CIARSOLO	GAMESA CORPORACIÓN TECNOLÓGICA, S.A.	CONSEJERO
D. JUAN LUIS ARREGUI CIARSOLO	GRUPO EMPRESARIAL ENCE, S.A.	CONSEJERO
D. JULIO DE MIGUEL AYNAT	METROVACESA, S.A.	CONSEJERO

B.1.8. Complete los siguientes cuadros respecto a la remuneración agregada de los consejeros devengada durante el ejercicio:

a) En la sociedad objeto del presente informe:

Concepto retributivo	Datos en miles de euros
Retribución fija	2.347
Retribución variable	1.058
Dietas	839
Atenciones Estatutarias	3.741
Opciones sobre acciones y/o otros instrumentos financieros	0
Otros	128
Total:	**8.113**

Otros Beneficios	Datos en miles de euros
Anticipos	0
Créditos concedidos	0
Fondos y Planes de Pensiones: Aportaciones	0
Fondos y Planes de Pensiones: Obligaciones contraídas	0
Primas de seguros de vida	1.383
Garantías constituidas por la sociedad a favor de los consejeros	1.088

b) Por la pertenencia de los consejeros de la sociedad a otros consejos de administración y/o a la alta dirección de sociedades de grupo:

Concepto retributivo	Datos en miles de euros
Retribución fija	0
Retribución variable	0
Dietas	91
Atenciones Estatutarias	0
Opciones sobre acciones y/o otros instrumentos financieros	0
Otros	0
Total:	**91**

Otros Beneficios	Datos en miles de euros
Anticipos	0
Créditos concedidos	0
Fondos y Planes de Pensiones: Aportaciones	0

Fondos y Planes de Pensiones: Obligaciones contraidas	0
Primas de seguros de vida	0
Garantías constituidas por la sociedad a favor de los consejeros	0

c) Remuneración total por tipología de consejero:

Tipología consejeros	Por sociedad	Por grupo
Ejecutivos	4.291	61
Externos Dominicales	654	0
Externos Independientes	2.170	15
Otros Externos	998	15
Total:	**8.113**	**91**

d) Respecto al beneficio atribuido a la sociedad dominante:

Remuneración total consejeros (en miles de euros)	8.204
Remuneración total consejeros/ beneficio atribuido a la sociedad dominante (expresado en %)	0,594

B.1.9. Identifique a los miembros de la alta dirección que no sean a su vez consejeros ejecutivos, e indique la remuneración total devengada a su favor durante el ejercicio:

Nombre o denominación social	Cargo
D. FEDERICO SAN SEBASTIAN FLECHOSO	SECRETARIO GENERAL Y DEL CONSEJO
D. JULIÁN MARTINEZ-SIMANCAS SANCHEZ	ADJUNTO AL VICEPRESIDENTE Y CONSEJERO DELEGADO
D. JOSÉ LUIS SAN PEDRO GUERENABARRENA	DIRECTOR DE ADMINISTRACIÓN, CONTROL Y REGULACIÓN
D. JOSÉ SAINZ ARMADA	DIRECTOR ECONÓMICO-FINANCIERO
D. FERNANDO BECKER ZUAZUA	DIRECTOR DE RECURSOS HUMANOS Y SERVICIOS
D. JOSE LUIS DEL VALLE DOBLADO	DIRECTOR DE ESTRATEGIA Y DESARROLLO
D. LUIS JAVIER ARANAZ ZUZA	DIRECTOR DE AUDITORIA INTERNA
D. FRANCISCO MARTINEZ CORCOLES	DIRECTOR DE GENERACIÓN
D. JAVIER VILLALBA SANCHEZ	DIRECTOR DE DISTRIBUCIÓN
D. SALVADOR FONT ESTRANY	DIRECTOR DE COMERCIAL
D. PEDRO BARRIUSO OTAOLA	DIRECTOR DE ENERGIAS RENOVABLES
D. GONZALO PEREZ FERNANDEZ	DIRECTOR DE LATINOAMÉRICA
D. JOAQUIM PINA MOURA	DIRECTOR DE PORTUGAL

Remuneración total alta dirección (en miles de euros)	10.365

B.1.10. Identifique de forma agregada si existen cláusulas de garantía o blindaje, para casos de despido o cambios de control a favor de los miembros de la alta dirección, incluyendo los consejeros ejecutivos, de la sociedad o de su grupo. Indique si estos contratos han de ser comunicados y/o aprobados por los órganos de la sociedad o de su grupo:

Número de beneficiarios	15

	Consejo de Administración	Junta General
Órgano que autoriza las cláusulas	X	

	SI	NO
¿Se informa a la Junta General sobre las cláusulas?		X

B.1.11. Indique el proceso para establecer la remuneración de los miembros del consejo de administración y las cláusulas estatutarias relevantes al respecto.

Según prevé el artículo 50 de los Estatutos Sociales, la remuneración de los miembros del Consejo de Administración se establece dentro del límite del 2% del beneficio obtenido por el grupo consolidado, que anualmente se somete a la aprobación de la Junta General de Accionistas.

En este sentido, en el artículo 34.2 d) de los Estatutos se atribuye específicamente al Consejo la competencia de "Fijar la retribución de los miembros del Consejo de Administración, previo informe de la Comisión de Nombramientos y Retribuciones".

Por su parte, el artículo 45.2 del mismo texto reconoce a la Comisión de Nombramientos y Retribuciones, entre otras, las siguientes competencias:

"d) Proponer al Consejo de Administración el sistema y la cuantía de las retribuciones anuales de los Consejeros."

"f) Informar al Consejo de Administración sobre las retribuciones de la Presidencia, Consejero Delegado y los directivos de primer nivel, estas últimas a propuesta del Consejero Delegado, en caso de existir."

Finalmente, el artículo 50 de los Estatutos regula la remuneración de los Consejeros en los siguientes términos:

"1. La Sociedad destinará, en concepto de gasto, una cantidad equivalente de hasta el dos (2) por ciento del beneficio obtenido en el ejercicio por el grupo consolidado a los siguientes fines:

a) A retribuir a los miembros del Consejo de Administración en función de los cargos desempeñados, dedicación y asistencias a las sesiones de los órganos sociales.

b) A dotar un fondo que atienda las obligaciones contraídas por la Sociedad en materia de pensiones o de pago de primas de Seguros de Vida en favor de los miembros del Consejo de Administración antiguos y actuales.

La asignación con el límite máximo de hasta el dos por ciento sólo podrá devengarse en el caso de que el beneficio del ejercicio sea suficiente para cubrir las atenciones de la reserva legal y otras que fueren obligatorias y de haberse reconocido a los accionistas, al menos, un dividendo del cuatro por ciento.

2. A reserva siempre de su aprobación por la Junta General, la retribución de los miembros del Consejo de Administración podrá consistir, además, y con independencia de lo previsto en el apartado precedente, en la entrega de acciones o de derechos de opción sobre las mismas, así como en una retribución que tome como referencia el valor de las acciones de la Sociedad.

3. Los derechos y deberes de toda clase derivados de la pertenencia al Consejo de Administración serán compatibles con cualesquiera otros

derechos, obligaciones e indemnizaciones que pudieran corresponder al Consejero por aquellas otras relaciones laborales o profesionales que, en su caso, desempeñe en la Sociedad."

B.1.12. Indique, en su caso, la identidad de los miembros del consejo que sean, a su vez, miembros del consejo de administración o directivos de sociedades que ostenten participaciones significativas en la sociedad cotizada y/o en entidades de su grupo:

Nombre o denominación social del consejero	Nombre o denominación social del accionista significativo	Cargo
D. XABIER DE IRALA ESTEVEZ	BILBAO BIZKAIA KUTXA (BBK)	PRESIDENTE DEL CONSEJO
D. JESUS MARIA CADENATO MATIA	BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (BBVA)	DIRECTOR DEL AREA DE GRANDES CORPORACIONES INDUSTRIALES

Detalle, en su caso, las relaciones relevantes distintas de las contempladas en el epígrafe anterior, de los miembros del consejo de administración que les vinculen con los accionistas significativos y/o en entidades de su grupo:

Nombre o denominación social del consejero	Nombre o denominación social del accionista significativo	Descripción relación
D. SEBASTIAN BATTANER ARIAS	CAJA DE AHORROS DE SALAMANCA Y SORIA (CAJA DUERO)	CONSEJERO DOMINICAL DESIGNADO A PROPUESTA DE LAS CAJAS DE AHORRO AGRUPADAS EN LA FEDERACIÓN DE CAJAS DE AHORRO DE CASTILLA Y LEÓN.
D. SEBASTIAN BATTANER ARIA S	CAJA ESPANA DE INVERSIONES, CAJA DE AHORROS Y MONTE DE PIEDAD	CONSEJERO DOMINICAL DESIGNADO A PROPUESTA DE LAS CAJAS DE AHORRO AGRUPADAS EN LA FEDERACIÓN DE CAJAS DE AHORRO DE CASTILLA Y LEÓN.
D. SEBASTIAN BATTANER ARIAS	CAJA DE AHORROS MUNICIPAL DE BURGOS	CONSEJERO DOMINICAL DESIGNADO A PROPUESTA DE LAS CAJAS DE AHORRO AGRUPADAS EN LA FEDERACIÓN DE CAJAS DE AHORRO DE CASTILLA Y LEÓN.
D. SEBASTIAN BATTANER ARIAS	CAJA DE AHORROS Y MONTE DE PIEDAD DE SEGOVIA	CONSEJERO DOMINICAL DESIGNADO A PROPUESTA DE LAS CAJAS DE AHORRO AGRUPADAS EN LA FEDERACIÓN DE CAJAS DE AHORRO DE CASTILLA Y LEÓN.
D. SEBASTIAN BATTANER ARIAS	CAJA DE AHORROS Y MONTE DE PIEDAD DEL CIRCULO CATOLICO DE OBREROS DE BURGOS	CONSEJERO DOMINICAL DESIGNADO A PROPUESTA DE LAS CAJAS DE AHORRO AGRUPADAS EN LA FEDERACIÓN DE CAJAS DE AHORRO DE CASTILLA Y LEÓN.

D. SEBASTIÁN BATTANER ARIAS	CAJA DE AHORROS Y MONTE DE PIEDAD DE AVILA	CONSEJERO DOMINICAL DESIGNADO A PROPUESTA DE LAS CAJAS DE AHORRO AGRUPADAS EN LA FEDERACIÓN DE CAJAS DE AHORRO DE CASTILLA Y LEÓN.
D. XABIER DE IRALA ESTÉVEZ	BILBAO BIZKAIA KUTXA (BBK)	CONSEJERO DOMINICAL DESIGNADO A PROPUESTA DE BBK
D. JESÚS MARÍA CADENATO MATÍA	BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (BBVA)	CONSEJERO DOMINICAL DESIGNADO A PROPUESTA DE BBVA

B.1.13. Indique, en su caso, las modificaciones introducidas durante el ejercicio en el reglamento del consejo.

El Reglamento del Consejo de Administración fue aprobado por este órgano en la reunión celebrada el 25 de Febrero de 2004, sin que se haya registrado modificación alguna desde su aprobación.

B.1.14. Indique los procedimientos de nombramiento, reelección, evaluación y remoción de los consejeros. Detalle los órganos competentes, los trámites a seguir y los criterios a emplear en cada uno de los procedimientos.

1. NOMBRAMIENTO Y REMOCIÓN DE CONSEJEROS

De conformidad con lo dispuesto en los Estatutos Sociales, corresponde a la Junta General la competencia para nombrar y separar a los Consejeros (artículo 17.1.a).

A su vez, el Consejo de Administración podrá cubrir las vacantes que se produzcan por el procedimiento de cooptación, con carácter interino hasta la reunión de la primera Junta General de Accionistas que se celebre, la cual confirmará los nombramientos o elegirá las personas que deban sustituir a los Consejeros no ratificados, o amortizará las vacantes (artículo 48.3 de los Estatutos Sociales).

Finalmente, corresponde a la Comisión de Nombramientos y Retribuciones elevar al Consejo de Administración las propuestas de nombramientos de Consejeros para su designación y posterior sometimiento a la decisión de la Junta General de Accionistas, a instancia del Presidente o de cualquier otro miembro del Consejo de Administración (artículo 3.2 del Reglamento de la Comisión de Nombramientos y Retribuciones).

El Consejo de Administración -y la Comisión de Nombramientos y Retribuciones dentro del ámbito de sus competencias- procurará que las propuestas de candidatos que eleve a la Junta General para su nombramiento como Consejeros, y los nombramientos que realice directamente para la cobertura de vacantes en ejercicio de sus facultades de cooptación, recaigan sobre personas de reconocida solvencia, competencia y experiencia, debiendo extremar el rigor en relación con aquéllas personas llamadas a cubrir los puestos de Consejero independiente (artículo 13 del Reglamento del Consejo de Administración).

En este sentido, la Comisión de Nombramientos y Retribuciones, a solicitud del Consejo de Administración, seleccionará los posibles candidatos para ser, en su caso, nombrados Consejeros de la Sociedad y presentará sus propuestas al Consejo de Administración a través del Presidente de dicho Consejo de Administración, realizando las siguientes actuaciones dentro del procedimiento previsto en el artículo 14 del Reglamento de la citada Comisión:

- Verificar la concurrencia de los requisitos generales exigibles a todo candidato a Consejero de la Sociedad establecidos en las Leyes, los Estatutos Sociales y en el Reglamento del Consejo de Administración de la Sociedad.

- En el caso de los candidatos a ocupar el cargo de Consejero independiente, la Comisión deberá comprobar el cumplimiento de los requisitos específicamente exigibles a esta clase de Consejeros establecidos en los Estatutos Sociales y en el Reglamento del Consejo de Administración de la Sociedad, y recabar información adecuada sobre las cualidades personales, experiencia y conocimientos y la efectiva disponibilidad de los candidatos.

- Elevar al Consejo de Administración un informe motivado con sus propuestas de nombramiento de Consejeros para su designación por la Junta General de Accionistas de la Sociedad o, en su caso, por el propio Consejo de Administración en uso de sus facultades de cooptación para la cobertura de vacantes.

Las propuestas que la Comisión eleve al Consejo de Administración deberán valorar las cualidades concurrentes en los distintos candidatos y adscribirles a alguna de las cuatro categorías de Consejeros contempladas en los Estatutos de la Sociedad.

2. REELECCIÓN DE CONSEJEROS

De acuerdo con el artículo 16.1 del Reglamento del Consejo de Administración, las propuestas de reelección de Consejeros que el Consejo de Administración decida someter a la Junta General habrán de sujetarse a un proceso formal de elaboración, del que necesariamente formará parte un informe emitido por la Comisión de Nombramientos y Retribuciones.

En este sentido, el artículo 15 del Reglamento de la Comisión de Nombramientos y Retribuciones prevé que, con anterioridad a la terminación del plazo por el que un Consejero hubiese sido nombrado, la Comisión deberá examinar la conveniencia de su reelección, así como la permanencia, en su caso, en la Comisión del Consejo de Administración de la que formase parte dicho Consejero.

A estos efectos, la Comisión deberá verificar que el Consejero a reelegir, en su caso, sigue cumpliendo los requisitos mencionados anteriormente, así como evaluar la calidad del trabajo y la dedicación al cargo del Consejero en cuestión.

Una vez finalizado este procedimiento, la Comisión deberá elevar un informe motivado al Consejo de Administración con su propuesta sobre la reelección de Consejeros.

3. EVALUACIÓN DE LOS CONSEJEROS

En virtud del artículo 27.1 del Reglamento del Consejo de Administración, el Consejo debe evaluar, con carácter anual, su funcionamiento y la calidad de sus trabajos.

De conformidad con el citado artículo, el Consejo de Administración ha llevado a cabo una auto-evaluación en la que se analizan los siguientes aspectos significativos:

1. Gobierno Corporativo y transparencia: Tras la extensa reforma de la normativa interna en materia de gobierno corporativo acometida durante el ejercicio 2004, no se ha registrado ninguna modificación a la misma durante el ejercicio 2005. No obstante, el Consejo ha procedido a analizar las novedades legislativas publicadas durante el mes de Noviembre de 2005 en la Ley de Sociedades Anónimas y mediante la publicación del Real Decreto 1333/2005 de abuso de mercado, realizando las correspondientes actuaciones para llevar a cabo los oportunos cambios en los Estatutos Sociales y en el Reglamento Interno de Conducta durante el ejercicio 2006.

Por otro lado, las actuaciones del Consejo de Administración se han ajustado a las leyes y sus reglamentos y han sido conformes con los Estatutos y los Reglamentos de la Sociedad.

2. Periodicidad de las reuniones: El Consejo se ha reunido periódicamente, de conformidad con la frecuencia mínima exigida en el artículo 27.1 de su Reglamento. En concreto, se han mantenido un total de 14 reuniones durante el ejercicio 2005. Para las sesiones ordinarias, el propio Consejo fija un calendario al comienzo del ejercicio con el fin de que los Consejeros conozcan de antemano las fechas en las que tendrán lugar las reuniones ordinarias, sin perjuicio de que dichas reuniones se comuniquen de nuevo con una antelación de, al menos, tres días a la fecha prevista para su celebración, con ocasión de la convocatoria formal de la sesión.

La asistencia de los Consejeros a las reuniones del Consejo de Administración durante el ejercicio 2005 ha sido mayoritaria, sin perjuicio de alguna ausencia justificada. En este sentido, cabe destacar que no se ha celebrado ninguna reunión de dicho órgano sin la asistencia del Presidente, del Vicepresidente Consejero Delegado y del Secretario del Consejo de Administración.

A su vez, la Comisión Ejecutiva Delegada, la Comisión de Auditoría y Cumplimiento y la Comisión de Nombramientos y Retribuciones se han reunido de forma regular, tal y como se señala en el apartado B.1.23 de este Informe, para atender las materias de su respectiva competencia.

3. Desarrollo de las reuniones del Consejo: Durante las reuniones, los Consejeros han opinado y tomado posición libremente en los distintos asuntos tratados en el Consejo y han participado de forma activa en sus decisiones y deliberaciones o, en aquellos casos en que ha sido necesario, se han abstenido de intervenir en las mismas.

4. Información a los Consejeros y dedicación: Todas las convocatorias de las reuniones del Consejo y sus Comisiones se han realizado con la debida antelación y han incluido el respectivo Orden del Día. Asimismo, todos los Consejeros han recibido puntual y completa información de cada uno de los asuntos tratados y las decisiones adoptadas en las diferentes

reuniones, han podido recabar la información adicional que han juzgado precisa y han dedicado a su función el tiempo y el esfuerzo necesarios para desempeñarla con eficacia.

5. Funciones del Presidente y del Secretario del Consejo: El Presidente del Consejo de Administración ha coordinado de forma eficaz el funcionamiento del Consejo y ha estimulado el debate durante las sesiones. El Consejo ha valorado, asimismo, como positiva y eficiente la gestión del Secretario del Consejo, quien ha cumplido con las funciones que le fueron asignadas en virtud del artículo 22 del Reglamento del Consejo, canalizando las relaciones de la Sociedad con los Consejeros en todo lo relativo al funcionamiento del Consejo. En particular, dando fe del desarrollo de las sesiones y de los acuerdos adoptados en las mismas, tramitando las solicitudes de información y documentación de dichos Consejeros, actuando como Secretario de la Comisión Ejecutiva Delegada y elevando a públicos los acuerdos sociales, entre otros aspectos.

6. Relaciones del Consejo con las Comisiones: Las tres Comisiones informan periódicamente al Consejo de Administración de sus actividades y de los asuntos tratados y las decisiones adoptadas en sus sesiones, tal y como disponen los artículos 24.5 del Reglamento del Consejo (por lo que respecta a la Comisión Ejecutiva Delegada), 20 del Reglamento de la Comisión de Auditoria y Cumplimiento y 19.1 del Reglamento de la Comisión de Nombramientos y Retribuciones.

En este sentido, la Comisión de Auditoría y Cumplimiento ha elaborado una memoria sobre las actividades realizadas durante el ejercicio 2005 que ha sido aprobada por el Consejo de Administración en sesión de 22 de febrero de 2006 y que se ha puesto a disposición de los accionistas con ocasión de la convocatoria de la Junta General Ordinaria del ejercicio 2006. A su vez, la Comisión de Nombramientos y Retribuciones ha presentado al Consejo un informe comprensivo de su labor durante el ejercicio 2005.

Asimismo, en el marco de la información al Consejo, la Comisión de Auditoría y Cumplimiento autoevaluó su funcionamiento en sendas sesiones de 11 de Noviembre de 2004 y 13 de Enero de 2005, sometiendo sus conclusiones y el Plan de Acción y Mejora resultante al Consejo de Administración en reunión celebrada el 28 de Junio de 2005.

7. Formación a los Consejeros: Con la finalidad de contribuir a la actualización de conocimientos de los Consejeros se han realizado presentaciones sobre aspectos tales como las Normas Internacionales de Información Financiera, las novedades regulatorias del sector y la normativa aplicable en materia de Gobierno Corporativo.

8. Estrategia: En el ámbito de las competencias del Consejo de Administración relativas a su función general de supervisión y orientación estratégica de la Sociedad, el Plan Estratégico ha sido objeto de seguimiento regular en sus reuniones.

En definitiva, el Consejo de Administración estima que, durante el ejercicio 2005, ha desarrollado sus funciones de acuerdo con la Ley, los Estatutos y el Reglamento que regula su régimen interno, logrando transparencia y eficacia en su funcionamiento.

B.1.15. Indique los supuestos en los que están obligados a dimitir los consejeros.

De conformidad con el artículo 48.1 de los Estatutos Sociales, los Consejeros ejercerán sus cargos por un periodo de cinco (5) años, mientras la Junta General no acuerde su separación o destitución ni renuncien a su cargo.

En particular, los Consejeros deberán presentar su renuncia al cargo y formalizar su dimisión cuando incurran de forma sobrevenida en cualquiera de los supuestos de incompatibilidad o prohibición para el desempeño del cargo de Consejero previstos por las Leyes, así como en los supuestos que, en su caso, prevea el Reglamento del Consejo de Administración.

En este sentido, el artículo 17.2 del Reglamento del Consejo establece que los Consejeros deberán poner su cargo a disposición del Consejo de Administración y formalizar la correspondiente dimisión, en los siguientes casos:

a) Cuando alcancen la edad de setenta (70) años.
b) Cuando se vean incursos en alguno de los supuestos de incompatibilidad o prohibición previstos en disposiciones de carácter general o en el artículo 12 del Reglamento del Consejo (*).
c) Cuando por hechos imputables al Consejero en su condición de tal se hubiere ocasionado un daño grave al patrimonio social, o se perdiera la honorabilidad comercial y profesional necesaria para ostentar la condición de Consejero de la Sociedad.
d) Cuando resulten gravemente amonestados por el Consejo de Administración por haber infringido sus obligaciones como Consejeros y la amonestación sea aprobada por mayoría de dos tercios de los miembros del Consejo, a propuesta de la Comisión de Auditoría y Cumplimiento.
e) Cuando su permanencia en el Consejo pueda poner en riesgo los intereses de la Compañía o cuando desaparezcan los motivos por los que fue nombrado y, en cualquier caso, cuando un Consejero dominical transmita su participación accionarial en la Compañía, así como cuando un Consejero independiente incurra de forma sobrevenida en alguna de las circunstancias impeditivas previstas en el apartado segundo del artículo décimo del Reglamento del Consejo.

(*)Artículo 12 del Reglamento del Consejo de Administración:

No podrán ser nombrados Consejeros:

a) Las Sociedades, nacionales o extranjeras, del sector energético competidoras de la Sociedad y sus administradores o altos directivos.
b) Las personas que ostenten el cargo de administrador en más de cuatro (4) sociedades cuyas acciones se encuentren admitidas a negociación en bolsas de valores nacionales o extranjeras.
c) Las personas que, en los dos (2) años anteriores a su eventual nombramiento, hubieran ocupado altos cargos en las administraciones públicas incompatibles con el desempeño simultáneo de las funciones de consejero en una sociedad cotizada, conforme a la legislación estatal o autonómica, o puestos de responsabilidad en los organismos reguladores del sector energético, los mercados de valores u otros sectores en que actúe la Sociedad.

d) Las personas que estén incursas en cualquier otro supuesto de incompatibilidad o prohibición regulado en disposiciones de carácter general.

Tal y como fue comunicado como hecho relevante a la CNMV con fecha 20 de Abril de 2005, los Sres. Consejeros D. Javier Aresti y Victoria de Lecea y D. José Luis Antoñanzas Pérez-Egea cesaron por cumplir la edad reglamentaria y D. Santiago Mayner Oyarbide y D. José Antonio Fernández Rivero presentaron su dimisión como Consejeros dominicales.

B.1.16. Explique si la función de primer ejecutivo de la sociedad recae en el cargo de presidente del consejo. En su caso, indique las medidas que se han tomado para limitar los riesgos de acumulación de poderes en una única persona:

SÍ [X] NO [ ]

Medidas para limitar riesgos
El Vicepresidente Consejero Delegado, como Organo Social Individual, tiene delegadas todas las facultades legal y estatutariamente delegables. Las principales medidas adoptadas para limitar los riesgos de acumulación de poderes son las siguientes: - Las funciones atribuidas a la Comisión Ejecutiva Delegada (artículo 43 de los Estatutos Sociales y acuerdo de delegación adoptado por el Consejo de Administración en la reunión de 3 de Julio de 1991). - Las funciones atribuidas a las Comisiones de Auditoría y Cumplimiento, y de Nombramientos y Retribuciones (artículos 44 y 45 de los Estatutos Sociales). - La política general de riesgos y los sistemas de gestión de riesgos descritos en los apartados D.1 y D.2 del presente Informe, desarrollados a partir de la función general de supervisión atribuida al Consejo de Administración, al que corresponde identificar los principales riesgos de la Sociedad y organizar los sistemas de control interno y de información adecuados [artículo 7.5 c) del Reglamento del Consejo]. - Las actividades de colaboración y apoyo encomendadas a los Comités de Dirección en el marco de la política general de riesgos de acuerdo con lo previsto en el apartado D.4 del presente Informe. Por otro lado, debemos considerar las siguientes facultades reconocidas a los Consejeros en virtud del Reglamento del Consejo: - Todos y cada uno de los Consejeros pueden contribuir al señalamiento de las reuniones del Consejo, toda vez que "El calendario de sesiones ordinarias se fijará por el propio Consejo de Administración antes del comienzo de cada ejercicio" (artículo 27.2). - El Consejo se reunirá igualmente siempre que por el Presidente se acuerde su convocatoria con carácter extraordinario y "cuando lo solicite la cuarta parte de los Consejeros" (artículo 27.3). - El Presidente decidirá sobre el orden del día de la sesión, pero estará obligado a incluir en el mismo los asuntos solicitados por los Consejeros "cuando la solicitud se hubiese formulado al menos por tres (3) Consejeros con una antelación no inferior a diez (10) días de la fecha prevista para la celebración de la sesión" (artículo 27.5). - Los Consejeros se hallan investidos "de las más amplias facultades para informarse sobre cualquier aspecto de la Compañía, para examinar sus libros, registros, documentos y demás antecedentes de las operaciones sociales, para inspeccionar todas sus instalaciones y para comunicarse con los directivos de primer nivel de la Sociedad", cuyo ejercicio se canalizará previamente a través del Presidente, del Consejero Delegado o del Secretario (artículo 31). - Cualquier Consejero "podrá solicitar la contratación, con cargo a la sociedad, de asesores legales, contables, técnicos, financieros, comerciales u otros expertos", a fin de ser auxiliado en el ejercicio de sus funciones, canalizándose la solicitud a través del Presidente o del Secretario, que podrán supeditarla a la autorización previa del Consejo (artículo 32). Finalmente, también debemos destacar que no se exigen mayorías cualificadas para acordar el cese del Presidente cuando el Consejo lo considere necesario. Por tanto, la capacidad de censura del Consejo sobre el Presidente podría materializarse en un acuerdo de destitución del cargo de Presidente, que podría ser adoptado por mayoría simple.

B.1.17. **¿Se exigen mayorías reforzadas, distintas de las legales, en algún tipo de decisión?:**

SÍ [X] NO [ ]

Indique cómo se adoptan los acuerdos en el consejo de administración, señalando al menos, el mínimo quórum de asistencia y el tipo de mayorías para adoptar los acuerdos:

Adopción de acuerdos

Descripción del acuerdo	Quórum	Tipo de Mayoría
Modificación del Reglamento del Consejo de Administración (Art. 29.4.b Reglamento Consejo).	Mitad más uno de los Consejeros.	Dos terceras partes de los Consejeros presentes o representados.

B.1.18. **Explique si existen requisitos específicos, distintos de los relativos a los consejeros, para ser nombrado presidente.**

SÍ [ ] NO [X]

Descripción de los requisitos

B.1.19. **Indique si el presidente tiene voto de calidad:**

SÍ [ ] NO [X]

Materias en las que existe voto de calidad

B.1.20. **Indique si los estatutos o el reglamento del consejo establecen algún límite a la edad de los consejeros:**

SÍ [X] NO [ ]

Edad límite presidente	70
Edad límite consejero delegado	65
Edad límite consejero	70

B.1.21. **Indique si los estatutos o el reglamento del consejo establecen un mandato limitado para los consejeros independientes:**

SÍ [ ] NO [X]

Número máximo de años de mandato	0

B.1.22. Indique si existen procesos formales para la delegación de votos en el consejo de administración. En su caso, detállelos brevemente.

De conformidad con los artículos 40.2 de los Estatutos Sociales, 29.2 y 33.2.b) del Reglamento del Consejo de Administración, los Consejeros harán todo lo posible para acudir a las sesiones del Consejo y, cuando no puedan hacerlo personalmente, procurarán delegar su representación a favor de otro Consejero, al que deberán dar las instrucciones oportunas.

La representación se otorgará con carácter especial para la reunión del Consejo de Administración a que se refiera, y podrá ser comunicada por cualquiera de los medios previstos para la convocatoria de las sesiones del Consejo, es decir, mediante carta, fax, telegrama, correo electrónico o por cualquier otro medio.

B.1.23. Indique el número de reuniones que ha mantenido el consejo de administración durante el ejercicio. Asimismo, señale, en su caso, las veces que se ha reunido el consejo sin la asistencia de su Presidente:

Número de reuniones del consejo	14
Número de reuniones del consejo sin la asistencia del Presidente	0

Indique el número de reuniones que han mantenido en el ejercicio las distintas comisiones del consejo:

Número de reuniones de la comisión ejecutiva o delegada	21
Número de reuniones del Comité de auditoría	12
Número de reuniones de la Comisión de nombramientos y retribuciones	5
Número de reuniones de la comisión de estrategia e inversiones	0
Número de reuniones de la comisión	0

B.1.24. Indique si las cuentas anuales individuales y consolidadas que se presentan para su aprobación al consejo están previamente certificadas:

SÍ [X] NO [ ]

Identifique, en su caso, a la/s persona/s que ha o han certificado las cuentas anuales individuales y consolidadas de la sociedad, para su formulación por el consejo:

Nombre	Cargo
D. JOSE IGNACIO SANCHEZ GALAN	VICEPRESIDENTE CONSEJERO DELEGADO
D. JOSE LUIS SAN PEDRO GUERENABARRENA	DIRECTOR DE ADMINISTRACIÓN, CONTROL Y REGULACIÓN

B.1.25. Explique, si los hubiera, los mecanismos establecidos por el consejo de administración para evitar que las cuentas individuales y consolidadas por él formuladas se presenten en la Junta General con salvedades en el informe de auditoría.

En su artículo 44.2, los Estatutos Sociales atribuyen a la Comisión de Auditoría y Cumplimiento, entre otras, las siguientes competencias:

- Conocer el proceso de información financiera y los sistemas de control interno asociados a los riesgos relevantes de la Sociedad.

- Recibir información de los Auditores de Cuentas sobre aquellas cuestiones que puedan poner en riesgo la independencia de éstos, que estén relacionadas con el proceso de auditoría de cuentas, y, en general, sobre cualesquiera otras que estén previstas en la legislación de auditoría de cuentas y en las normas técnicas de auditoría vigentes en cada momento.

Por su parte, el artículo 47.5 del Reglamento del Consejo de Administración establece que "el Consejo de Administración procurará formular definitivamente las cuentas de manera que no haya lugar a salvedades por parte del auditor. No obstante, cuando el Consejo considere que debe mantener su criterio, explicará públicamente el contenido y el alcance de la discrepancia."

Asimismo, el artículo 5.c) del Reglamento de la Comisión de Auditoría y Cumplimiento contempla entre las funciones principales de esta Comisión relativas a la auditoría de cuentas la de "revisar el contenido de los Informes de Auditoría antes de su emisión, procurando evitar la formulación de salvedades y sirviendo de canal de comunicación entre el Consejo de Administración y los Auditores de Cuentas."

En la práctica, este trabajo es llevado a cabo por esta Comisión de manera continuada a lo largo del ejercicio a través de sus informes presentados al Consejo de Administración sobre la información económico-financiera intermedia de la Sociedad presentada con carácter trimestral a la Comisión Nacional del Mercado de Valores.

Los informes de la Comisión de Auditoría y Cumplimiento, presentados por su Presidente ante el pleno del Consejo con anterioridad a la aprobación de la información, tienen como uno de sus principales objetivos poner de manifiesto aquellos aspectos que pudieran suponer, en su caso, salvedades en el informe de auditoría de Iberdrola y su grupo consolidado, formulando las recomendaciones oportunas para evitarlas.

De esta forma, la Comisión de Auditoría y Cumplimiento ha presentado los siguientes informes al Consejo de Administración, relativos a la información económico-financiera a presentar a la Comisión Nacional del Mercado de Valores correspondiente al ejercicio 2005:

- Informe de fecha 19 de Abril de 2005 sobre la información económico-financiera correspondiente al primer trimestre de 2005.
- Informe de fecha 19 de Julio de 2005 sobre la información económico-financiera correspondiente al primer semestre de 2005.
- Informe de fecha 18 de Octubre de 2005 sobre la información económico-financiera correspondiente al tercer trimestre de 2005.
- Informe de fecha 7 de Febrero de 2006 sobre la información económico-financiera correspondiente al segundo semestre de 2005.
- Informe de fecha 21 de Febrero de 2006 sobre las cuentas anuales de Iberdrola, S.A. y de su Grupo Consolidado del ejercicio 2005.

Tal y como consta en la información sobre Iberdrola, S.A. contenida en la página Web de la Comisión Nacional del Mercado de Valores, los informes de auditoría de las cuentas anuales formuladas por el Consejo de Administración han sido emitidos sin salvedades.

B.1.26. Detalle las medidas adoptadas para que la información difundida a los mercados de valores sea transmitida de forma equitativa y simétrica.

El artículo 46.1 del Reglamento del Consejo de Administración prevé que éste "informará al público de manera inmediata sobre:

a) Los hechos relevantes capaces de influir de forma sensible en la formación de los precios bursátiles de los valores emitidos por la Sociedad.

b) Los cambios en la estructura de propiedad de la Compañía, tales como variaciones en las participaciones significativas -directas o indirectas-, pactos de sindicación y otras formas de coalición, de las que haya tenido conocimiento.

c) Las modificaciones sustanciales de las reglas de gobierno de la Compañía.

d) Las políticas de autocartera que, en su caso, se proponga llevar a cabo la Sociedad al amparo de las habilitaciones obtenidas en la Junta General.

e) Los cambios en la composición, en las reglas de organización y funcionamiento del Consejo y de sus Comisiones, o en las funciones y cargos de cada Consejero dentro de la Sociedad, así como cualquier otra modificación relevante en el sistema de gobierno corporativo".

A su vez, el artículo 46.2 del citado Reglamento establece que "El Consejo de Administración adoptará las medidas precisas para asegurar que la información financiera semestral, trimestral y cualquiera otra que la prudencia exija poner a disposición de los mercados de valores, se elabore con arreglo a los mismos principios, criterios y prácticas profesionales con que se elaboran las cuentas anuales y que goce de la misma fiabilidad que estas últimas. A este último efecto, dicha información será revisada por la Comisión de Auditoría y Cumplimiento".

A este respecto, los hechos más significativos relacionados con la Compañía y toda la información relevante (con posible impacto sobre la cotización) que difunde se comunican en primer lugar a la CNMV como hecho relevante. Una vez remitida la información a la CNMV por el canal oportuno, se transmite a los principales medios de comunicación, agencias de información internacionales, nacionales y regionales, así como a analistas, y se publica en la Web corporativa (www.iberdrola.com). A estos efectos, toda la información a medios, agencias, analistas e inversores se difunde al mismo tiempo.

Durante el ejercicio 2005, todas las presentaciones trimestrales de resultados se han retransmitido en directo vía internet a través de la página Web de la Sociedad, tanto con imagen como con sonido y traducción simultánea al idioma inglés, así como a través del teléfono de acuerdo a las recomendaciones de la CNMV.

Del mismo modo, y siguiendo las recomendaciones de la CNMV, se ha mantenido en la página Web el acceso directo a las grabaciones del acto completo de presentación de resultados durante un plazo de 3 meses hasta la siguiente publicación trimestral.

Iberdrola cumplía todas las recomendaciones sobre reuniones con analistas, inversores institucionales y otros profesionales del mercado de valores, contenidas en la comunicación de la CNMV de 22 de Diciembre de 2005, ya desde antes de su publicación.

B.1.27. ¿El secretario del consejo tiene la condición de consejero?:

SÍ [ ] NO [X]

B.1.28. Indique, si los hubiera, los mecanismos establecidos por la sociedad para preservar la independencia del auditor, de los analistas financieros, de los bancos de inversión y de las agencias de calificación.

Auditor de Cuentas Externo

La "Política de Contratación del Auditor de Cuentas" de Iberdrola aprobada por la Comisión de Auditoría y Cumplimiento en su sesión de 23 de Noviembre de 2005, recoge la normativa interna de la Sociedad establecida para preservar la independencia del Auditor en su trabajo de revisión de las cuentas anuales de la sociedad.

De esta forma, el artículo 44.2.e) de los Estatutos Sociales contempla como una de las competencias de la Comisión de Auditoría y Cumplimiento la de "recibir información de los auditores de cuentas sobre aquellas cuestiones que puedan poner en riesgo la independencia de éstos...".

Por su parte, el artículo 47.3 del Reglamento del Consejo de Administración señala que "la Comisión de Auditoría y Cumplimiento se abstendrá de proponer al Consejo de Administración, y éste a su vez se abstendrá de someter a la Junta General de Accionistas, el nombramiento como auditor de cuentas de la Compañía de cualquier firma de auditoría cuando le conste, que:

- Se encuentra incursa en causa de incompatibilidad conforme a la legislación sobre auditoría.

- Los honorarios que prevea satisfacerle la Sociedad, por todos los conceptos, sean superiores al cinco por ciento de sus ingresos totales durante el último ejercicio".

El propio Reglamento de la Comisión de Auditoría y Cumplimiento incluye, en su artículo 5.b), como una de las funciones principales de esta Comisión, la de "velar por la independencia de los auditores de cuentas...". A tal efecto, la Comisión establece una serie de mecanismos de control tales como:

- El requerimiento de una certificación anual de independencia a cada una de las firmas auditoras del Grupo Iberdrola que incluya tanto la firma en su conjunto como a los miembros del equipo que participan en el proceso de auditoría.

- La pre-autorización por la Comisión de todos aquellos trabajos distintos a los de auditoría según procedimiento aprobado a propuesta de la Comisión

por el Consejo de Administración de la Sociedad celebrado el 26 de Marzo de 2003. En su trabajo de pre-autorización la Comisión tiene en cuenta:

1. La naturaleza del trabajo a contratar.
2. El importe estimado de honorarios y horas a facturar.
3. La justificación por la que se recomienda que los servicios profesionales a contratar puedan o deban ser prestados por la firma auditora de cuentas.
4. El procedimiento previsto de adjudicación: concurso, por defecto, o negociación directa, previa justificación de no existencia de alternativa equivalente.
5. Declaración expresa de que no existe ninguna circunstancia o consideración que deba ser conocida por la Comisión para valorar la independencia del auditor.

- La evaluación anual del auditor de cuentas donde se valoran diferentes aspectos de su trabajo y especificamente la existencia de alguna circunstancia que pudiera poner en peligro su independencia.

- El análisis de los procedimientos internos de garantía de calidad y salvaguarda de independencia implantados por las firmas de auditoría.

- El establecimiento de unos criterios de segregación de responsabilidades en lo que a contratación de auditores de cuentas se refiere; de este modo, una vez nombrado el auditor de cuentas por la Junta General, el contrato de auditoría es negociado por la Dirección de Compras de Iberdrola, perteneciente a la Dirección Económico-Financiera. Esta interlocución es independiente de la desarrollada durante el proceso de auditoría, que recae en la Dirección de Administración, Control y Regulación de la Sociedad.

- La rotación de socios y gerentes de la firma auditora. La última rotación realizada por Deloitte como auditor principal de Iberdrola tuvo lugar en 2003.

Analistas Financieros, Bancos de Inversión y Agencias de Calificación

Los principios que fundamentan la relación de la Compañía con analistas financieros, bancos de inversión y agencias de calificación son la transparencia y la no discriminación. La Dirección Económico-Financiera coordina el trato con ellos, gestionando tanto sus peticiones de información como las de inversores institucionales o particulares (éstos últimos, por medio de la Oficina del Accionista). Por otro lado, la Dirección de Estrategia y Desarrollo otorga los oportunos mandatos de asesoramiento a los Bancos de Inversión en su ámbito de actuación y en coordinación con la Dirección Económico-Financiera.

La independencia de los Analistas financieros está protegida por la existencia de una Dirección específica dedicada al trato con los mismos, que garantiza un trato objetivo, equitativo y no discriminatorio entre unos y otros.

Para materializar los principios de transparencia y no discriminación, y siempre dentro del más estricto cumplimiento de la regulación relativa a los Mercados de Valores, la Compañía dispone de diversos canales de comunicación:

-Atención personalizada a Analistas, Inversores y Agencias de Calificación Crediticia.

-Publicación de la información relativa a los resultados trimestrales.

-Correo electrónico en página Web (accionistas@iberdrola.com) y teléfono gratuito de información al accionista (900 100 019).

-Realización de presentaciones tanto presenciales como retransmitidas a través del teléfono e internet.

-Envio de comunicados y noticias.

Toda esta información es accesible asimismo a través de la página Web de la Compañia www.iberdrola.com.

B.1.29. Indique si la firma de auditoría realiza otros trabajos para la sociedad y/o su grupo distintos de los de auditoría y en ese caso declare el importe de los honorarios recibidos por dichos trabajos y el porcentaje que supone sobre los honorarios facturados a la sociedad y/o su grupo.

SÍ [X] NO [ ]

	Sociedad	Grupo	Total
Importe de otros trabajos distintos de los de auditoría (miles de euros)	93	760	853
Importe trabajos distintos de los de auditoría / Importe total facturado por la firma de auditoría (en %)	8,000	25,000	20,000

B.1.30. Indique el número de años que la firma actual de auditoría lleva de forma ininterrumpida realizando la auditoría de las cuentas anuales de la sociedad y/o su grupo. Asimismo, indique el porcentaje que representa el número de años auditados por la actual firma de auditoria sobre el número total de años en los que las cuentas anuales han sido auditadas:

	Sociedad	Grupo
Número de años ininterrumpidos	13	13

	Sociedad	Grupo
Nº de años auditados por la firma actual de auditoria / Nº de años que la sociedad ha sido auditada (en %)	100,000	100,000

B.1.31. Indique las participaciones de los miembros del consejo de administración de la sociedad en el capital de entidades que tengan el mismo, análogo o complementario género de actividad del que constituya el objeto social, tanto de la sociedad como de su grupo, y que hayan sido comunicadas a la sociedad. Asimismo, indique los cargos o funciones que en estas sociedades ejerzan:

Nombre o denominación social del consejero	Denominación de la sociedad objeto	% participación	Cargo o funciones

EXCMO. SR. D. INIGO DE ORIOL E YBARRA	EMPRESA DE ALUMBRADO ELÉCTRICO DE CEUTA, S.A.	2,110	LETRADO ASESOR
EXCMO. SR. D. INIGO DE ORIOL E YBARRA	UNION FENOSA, S.A.	0,000	NINGUNO
D. JOSE ORBEGOZO ARROYO	FANOX ELECTRONIC, S.L. (VER APARTADO G)	5,220	NINGUNO
D. IGNACIO DE PINEDO CABEZUDO	EMPRESA DE ALUMBRADO ELÉCTRICO DE CEUTA, S.A.	0,220	SECRETARIO DEL CONSEJO DE ADMINISTRACIÓN
D. IGNACIO DE PINEDO CABEZUDO	ENDESA, S.A.	0,000	NINGUNO
D. IGNACIO DE PINEDO CABEZUDO	E.ON AG	0,000	NINGUNO
D. IGNACIO DE PINEDO CABEZUDO	GAS NATURAL SDG, S.A.	0,000	NINGUNO
D. LUCAS MARIA DE ORIOL LÓPEZ-MONTENEGRO	ENDESA, S.A.	0,000	NINGUNO
D. LUCAS MARIA DE ORIOL LÓPEZ-MONTENEGRO	EMPRESA DE ALUMBRADO ELÉCTRICO DE CEUTA, S.A.	1,450	NINGUNO
D. ANTONIO DE GARAY MORENES	REPSOL YPF, S.A.	0,000	NINGUNO
D. ANTONIO MARIA DE ORIOL Y DÍAZ BUSTAMANTE	EMPRESA DE ALUMBRADO ELÉCTRICO DE CEUTA, S.A.	2,180	NINGUNO
D. JUAN LUIS ARREGUI CIARSOLO	GAMESA CORPORACIÓN TECNOLÓGICA, S.A.	0,465	CONSEJERO
D. JUAN LUIS ARREGUI CIARSOLO	CEATESALAS, S.L.	26,480	PRESIDENTE
D. JUAN LUIS ARREGUI CIARSOLO	CORPORACION EOLICA CESA, S.L. (VER APARTADO G)	24,660	PRESIDENTE
D. JULIO DE MIGUEL AYNAT	METROVACESA, S.A.	0,000	CONSEJERO
D. JESUS MARIA CADENATO MATÍA	TELEFONICA, S.A.	0,000	NINGUNO

B.1.32. Indique y en su caso detalle si existe un procedimiento para que los consejeros puedan contar con asesoramiento externo:

SÍ [X] NO [ ]

Detalle el procedimiento

Procedimiento recogido en el artículo 32 del Reglamento del Consejo:

1. Con el fin de ser auxiliado en el ejercicio de sus funciones, cualquier Consejero podrá solicitar la contratación, con cargo a la Sociedad, de asesores legales, contables, técnicos, financieros, comerciales u otros expertos.

El encargo ha de versar necesariamente sobre problemas concretos de cierto relieve y complejidad que se presenten en el desempeño del cargo.

2. La solicitud de contratar se canalizará a través del Presidente o del Secretario del Consejo de Administración, quien podrá supeditarla a la autorización previa del Consejo de Administración, que podrá ser denegada cuando concurran causas que así lo justifiquen, incluyendo las siguientes circunstancias:

a) Que no es precisa para el cabal desempeño de las funciones encomendadas a los Consejeros.

b) Que su costo no es razonable, a la vista de la importancia del problema y de los activos e ingresos de la Compañía.

c) Que la asistencia técnica que se recaba puede ser dispensada adecuadamente por expertos y técnicos de la Compañía.

d) Que pueda suponer un riesgo para la confidencialidad de la información que deba ser facilitada al experto.

Asimismo, el artículo 16.3 del Reglamento de la Comisión de Nombramientos y Retribuciones y el artículo 24.1 del Reglamento de la Comisión de Auditoría y Cumplimiento prevén que estas Comisiones podrán recabar el asesoramiento de profesionales externos, que deberán dirigir sus informes directamente al Presidente de la correspondiente Comisión.

B.1.33. Indique y en su caso detalle si existe un procedimiento para que los consejeros puedan contar con la información necesaria para preparar las reuniones de los órganos de administración con tiempo suficiente:

SÍ [X] NO [ ]

Detalle el procedimiento
El artículo 27.4 del Reglamento del Consejo de Administración, en desarrollo del artículo 39.2 de los Estatutos Sociales, establece que "La convocatoria de las sesiones del Consejo de Administración se realizará mediante carta, fax, telegrama, correo electrónico o por cualquier otro medio, y estará autorizada con la firma del Presidente, o la del Secretario o Vicesecretario, por orden del Presidente. La convocatoria se cursará con la antelación necesaria para que los Consejeros la reciban no más tarde del tercer día anterior a la fecha de la sesión, salvo en el caso de sesiones de carácter urgente. Quedan a salvo los supuestos en que este Reglamento exija un plazo de convocatoria superior. La convocatoria incluirá siempre el orden del día de la sesión y se acompañará de la información necesaria". Asimismo, el artículo 33.2.a) del citado Reglamento establece que el Consejero está particularmente obligado a "Preparar adecuadamente las reuniones del Consejo y, en su caso, de la Comisión Ejecutiva Delegada o de las Comisiones a las que pertenezca, debiendo informarse diligentemente sobre la marcha de la Sociedad."

B.1.34. Indique si existe un seguro de responsabilidad a favor de los consejeros de la sociedad.

SÍ [X] NO [ ]

B.2. Comisiones del Consejo de Administración

B.2.1. Enumere los órganos de administración:

Nombre del órgano	Nº de miembros	Funciones

CONSEJO DE ADMINISTRACIÓN		19	DOTADO DE LOS MÁS AMPLIOS PODERES Y FACULTADES PARA GESTIONAR, DIRIGIR, ADMINISTRAR Y REPRESENTAR A LA SOCIEDAD, COMO NORMA GENERAL CONFIARÁ LA GESTIÓN ORDINARIA DE LA SOCIEDAD A LOS ÓRGANOS DELEGADOS DE ADMINISTRACIÓN Y CONCENTRARÁ SU ACTIVIDAD EN LA FUNCIÓN GENERAL DE SUPERVISIÓN Y EN LA CONSIDERACIÓN DE AQUELLOS ASUNTOS DE PARTICULAR TRASCENDENCIA PARA LA SOCIEDAD (ARTÍCULO 34.2 DE LOS ESTATUTOS SOCIALES).
COMISIÓN EJECUTIVA DELEGADA		8	TODAS LAS FACULTADES INHERENTES AL CONSEJO DE ADMINISTRACIÓN, EXCEPTO LAS LEGAL O ESTATUTARIAMENTE INDELEGABLES, A SABER, LA RENDICIÓN DE CUENTAS, LA PRESENTACIÓN DE BALANCES A LA JUNTA GENERAL Y LAS FACULTADES QUE ESTA CONCEDA AL CONSEJO SIN AUTORIZARLE PARA SU DELEGACIÓN (ARTÍCULOS 43 DE LOS ESTATUTOS SOCIALES Y 24 DEL REGLAMENTO DEL CONSEJO).
PRESIDENTE		1	PRESIDENTE DE LA SOCIEDAD, DEL CONSEJO DE ADMINISTRACIÓN Y DE SU COMISIÓN EJECUTIVA DELEGADA, ÓRGANOS A LOS QUE REPRESENTA PERMANENTEMENTE CON LOS MÁS AMPLIOS PODERES, INCLUYENDO LA FACULTAD DE ADOPTAR EN CASO DE URGENCIA LAS MEDIDAS QUE JUZGUE CONVENIENTE A LOS INTERESES DE LA SOCIEDAD.
VICEPRESIDENTE CONSEJERO DELEGADO		1	EL VICEPRESIDENTE CONSEJERO DELEGADO, COMO ÓRGANO SOCIAL INDIVIDUAL, TIENE DELEGADAS TODAS LAS FACULTADES LEGAL Y ESTATUTARIAMENTE DELEGABLES.

B.2.2. Detalle todas las comisiones del consejo de administración y sus miembros:

COMISIÓN EJECUTIVA O DELEGADA

Nombre	Cargo
EXCMO. SR. D. IÑIGO DE ORIOL E YBARRA	PRESIDENTE
D. JOSE IGNACIO SANCHEZ GALAN (VER APARTADO G)	VOCAL
EXCMO. SR. D. JOSE ANTONIO GARRIDO MARTINEZ (VER APARTADO G)	VOCAL
D. JAVIER HERRERO SORRIQUETA (VER APARTADO G)	VOCAL
D. VICTOR DE URRUTIA VALLEJO	VOCAL
D. JOSE IGNACIO BERROETA ECHEVARRIA	VOCAL
D. JUAN LUIS ARREGUI CIARSOLO	VOCAL
D. JESUS MARIA CADENATO MATIA	VOCAL

D. FEDERICO SAN SEBASTIÁN FLECHOSO	SECRETARIO NO MIEMBRO

COMITÉ DE AUDITORÍA

Nombre	Cargo
D. RICARDO ÁLVAREZ ISASI	PRESIDENTE
D. CESAR DE LA MORA Y ARMADA	VOCAL
D. IGNACIO DE PINEDO CABEZUDO	SECRETARIO MIEMBRO
D. XABIER DE IRALA ESTÉVEZ	VOCAL

COMISIÓN DE NOMBRAMIENTOS Y RETRIBUCIONES

Nombre	Cargo
D. JOSÉ IGNACIO BERROETA ECHEVARRÍA	PRESIDENTE
D. VÍCTOR DE URRUTIA VALLEJO	VOCAL
D. JUAN LUIS ARREGUI CIARSOLO	VOCAL
D. FEDERICO SAN SEBASTIÁN FLECHOSO	SECRETARIO NO MIEMBRO

COMISIÓN DE ESTRATEGIA E INVERSIONES

Nombre	Cargo

B.2.3. Realice una descripción de las reglas de organización y funcionamiento, así como las responsabilidades que tienen atribuidas cada una de las comisiones del consejo.

El artículo 42.1 establece que "el Consejo de Administración deberá crear y mantener en su seno una Comisión Ejecutiva Delegada, una Comisión de Auditoría y Cumplimiento y una Comisión de Nombramientos y Retribuciones".

Comisión Ejecutiva Delegada

De acuerdo con lo dispuesto en el artículo 43 de los Estatutos Sociales, la Comisión Ejecutiva Delegada estará integrada por el número de miembros que decida el Consejo de Administración, con un mínimo de cinco (5) Consejeros y un máximo de ocho (8). Serán miembros, en todo caso, de la Comisión Ejecutiva Delegada, el Presidente del Consejo de Administración, que presidirá sus reuniones, el Vicepresidente o Vicepresidentes y el Consejero Delegado si existiere. Actuará como Secretario el del Consejo de Administración y en su defecto el Vicesecretario del Consejo de Administración, y, en defecto de ambos, el miembro de la Comisión que la misma designe entre los asistentes a la reunión de que se trate (artículo 43.2 de los Estatutos Sociales).

La Comisión Ejecutiva Delegada se reunirá, por lo menos, dos (2) veces al mes y cuantas otras estime oportuno el Presidente, quien también podrá suspender alguna o algunas de las reuniones ordinarias cuando lo considere conveniente por razones a su juicio libremente apreciadas. La Comisión Ejecutiva Delegada despachará todos los asuntos de la competencia del Consejo de Administración que, a juicio de la propia Comisión, deban resolverse sin más dilación, con las únicas excepciones de la rendición de cuentas, la presentación de balances a la Junta General y las facultades que ésta conceda al Consejo de Administración sin autorizarle para su delegación. De los acuerdos adoptados por la Comisión Ejecutiva Delegada se dará cuenta al Consejo de Administración en su primera reunión.

Por otra parte, esta Comisión desempeña las funciones propias de la COMISIÓN DE ESTRATEGIA E INVERSIONES, en cuanto a propuesta o informe al Consejo sobre todas aquellas decisiones estratégicas, inversiones y desinversiones, que sean de relevancia para la Sociedad o para el Grupo, valorando su adecuación al Presupuesto y Plan Estratégico, correspondiéndole el análisis y seguimiento de los riesgos de negocio.

Serán de aplicación a la Comisión Ejecutiva Delegada, en la medida en que no sean incompatibles con su naturaleza, las disposiciones de los Estatutos Sociales relativas al funcionamiento del Consejo de Administración.

Comisión de Auditoría y Cumplimiento

De conformidad con el artículo 44 de los Estatutos Sociales, el Consejo de Administración constituirá con carácter permanente, una Comisión de Auditoría y Cumplimiento, que se compondrá de un mínimo de tres (3) Consejeros y un máximo de cinco (5), designados por el propio Consejo de Administración de entre los Consejeros externos y que no sean miembros de la Comisión Ejecutiva Delegada.

La Comisión de Auditoría y Cumplimiento tendrá un Presidente y un Secretario nombrados por el Consejo de Administración de entre los miembros de dicha Comisión.

Los miembros de la Comisión de Auditoría y Cumplimiento ejercerán su cargo durante un plazo máximo de cuatro (4) años, pudiendo ser reelegidos. El cargo de Presidente se ejercerá por un período máximo de cuatro (4) años, al término del cual no podrá ser reelegido hasta pasado un año desde su cese, sin perjuicio de su continuidad o reelección como miembro de la Comisión.

Serán competencia de la Comisión de Auditoría y Cumplimiento, en todo caso:

(a) Informar a la Junta General de Accionistas sobre cuestiones que en ella planteen los accionistas en materia de su competencia.
(b) Proponer al Consejo de Administración para su sometimiento a la Junta General de Accionistas el nombramiento de los Auditores de Cuentas de la Sociedad.
(c) Supervisar la dirección del Área de Auditoría Interna, la cual dependerá funcionalmente del Presidente de la Comisión de Auditoría y Cumplimiento.
(d) Conocer el proceso de información financiera y los sistemas de control interno asociados a los riesgos relevantes de la Sociedad.
(e) Recibir información de los Auditores de Cuentas sobre aquellas cuestiones que puedan poner en riesgo la independencia de éstos, que estén relacionadas con el proceso de auditoría de cuentas, y, en general, sobre cualesquiera otras que estén previstas en la
legislación de auditoria de cuentas y en las normas técnicas de auditoría vigentes en cada momento.
(f) Informar previamente el Informe Anual de Gobierno Corporativo de la Sociedad y velar por el cumplimiento de los requerimientos legales y de los Códigos de Conducta Profesional y de Buen Gobierno que se adopten por el Consejo de Administración.
(g) Aquéllas otras que, en su caso, le atribuya el Consejo de Administración.

A efectos del funcionamiento de la Comisión, ésta se reunirá, a juicio de su Presidente, cuantas veces sean necesarias para el cumplimiento de sus cometidos, y al menos cuatro (4) veces al año o cuando lo solicite la mitad de sus miembros.

Quedará válidamente constituida cuando concurran, presentes o representados, la mitad más uno de sus miembros, adoptándose sus acuerdos por mayoría de sus miembros presentes o representados. En caso de empate, el Presidente tendrá voto de calidad.

Finalmente, esta Comisión someterá a la aprobación del Consejo de Administración una Memoria de sus actividades a lo largo del ejercicio, que se pondrá posteriormente a disposición de accionistas e inversores.

Comisión de Nombramientos y Retribuciones

De conformidad con el artículo 45 de los Estatutos Sociales, el Consejo de Administración constituirá con carácter permanente una Comisión de Nombramientos y Retribuciones, órgano interno de carácter informativo y consultivo, sin funciones ejecutivas, con facultades de información, asesoramiento y propuesta dentro de su ámbito de actuación señalado en el apartado segundo de este artículo.

La Comisión de Nombramientos y Retribuciones se compondrá de un mínimo de tres (3) Consejeros y un máximo de cinco (5), designados por el propio Consejo de Administración de entre los Consejeros externos. El Consejo de Administración designará asimismo a su Presidente de entre los miembros de dicha Comisión, y a su Secretario, que no necesitará ser miembro de la Comisión.

Los miembros de la Comisión de Nombramientos y Retribuciones ejercerán su cargo mientras permanezca vigente su nombramiento como Consejeros de la Sociedad, salvo que el Consejo de Administración acuerde otra cosa. La renovación, reelección y cese de los miembros de la Comisión se regirá por lo acordado por el Consejo de Administración.

Será competencia de la Comisión de Nombramientos y Retribuciones supervisar el proceso de selección de los Consejeros y directivos de primer nivel (estos últimos a propuesta del Consejero Delegado, en caso de existir) tanto de la Sociedad como de su Grupo y de aquellas otras sociedades donde la Sociedad ostente la responsabilidad de la gestión, así como auxiliar al Consejo de Administración en la determinación y supervisión de la política de remuneración de dichas personas.

En particular, será competencia de la Comisión de Nombramientos y Retribuciones:
(a) Informar y revisar los criterios que deben seguirse para la composición del Consejo de Administración y la selección de los candidatos.
(b) Elevar al Consejo de Administración las propuestas de nombramientos de Consejeros para su designación y posterior sometimiento a la decisión de la Junta General de Accionistas.
(c) Proponer al Consejo de Administración los miembros que deban formar cada una de las Comisiones.
(d) Proponer al Consejo de Administración el sistema y cuantía de las retribuciones anuales de los Consejeros.

(e) Informar al Consejo de Administración sobre el nombramiento de los directivos de primer nivel de la Sociedad, a propuesta del Consejero Delegado, en caso de existir.

(f) Informar al Consejo de Administración sobre las retribuciones de la Presidencia, Consejero Delegado y los directivos de primer nivel, éstas últimas a propuesta del Consejero Delegado, en caso de existir.

(g) Informar los planes de incentivos y complementos de pensiones.

(h) Revisar periódicamente los programas de retribución, valorando su adecuación y rendimientos.

(i) Aquéllas otras que, en su caso, le atribuya el Consejo de Administración.

A efectos del funcionamiento de la Comisión, ésta se reunirá cuantas veces sean necesarias, a juicio de su Presidente, para el cumplimiento de sus cometidos, y como mínimo una vez cada trimestre o cuando lo solicite la mitad de sus miembros. Quedará válidamente constituida cuando concurran, presentes o representados, la mitad más uno de sus miembros, adoptándose sus acuerdos por mayoría de sus miembros presentes o representados. En caso de empate, el Presidente tendrá voto de calidad.

B.2.4. Indique, en su caso, las facultades de asesoramiento, consulta y en su caso, delegaciones que tienen cada una de las comisiones:

Denominación comisión	Breve descripción
COMISIÓN EJECUTIVA DELEGADA	VER B.2.3
COMISIÓN DE AUDITORÍA Y CUMPLIMIENTO	VER B.2.3
COMISIÓN DE NOMBRAMIENTOS Y RETRIBUCIONES	VER B.2.3

B.2.5. Indique, en su caso, la existencia de reglamentos de las comisiones del consejo, el lugar en que están disponibles para su consulta, y las modificaciones que se hayan realizado durante el ejercicio. A su vez, se indicará si de forma voluntaria se ha elaborado algún informe anual sobre las actividades de cada comisión.

Tanto la Comisión de Auditoría y Cumplimiento como la Comisión de Nombramientos y Retribuciones tienen sus respectivos Reglamentos, que se encuentran a disposición de los interesados en la página Web de la Sociedad: www.iberdrola.com.

El 20 de Octubre de 2004 el Consejo de Administración de IBERDROLA, S.A. aprobó una modificación de ambos Reglamentos, al objeto de adaptar su contenido a lo dispuesto en los nuevos Estatutos Sociales aprobados el 3 de Abril de 2004 y en el Reglamento del Consejo de Administración aprobado el 25 de Febrero de 2004.

Tal y como recoge el artículo 19.2 del Reglamento de la Comisión de Auditoria y Cumplimiento, en desarrollo del artículo 44.4 de los Estatutos Sociales, esta Comisión "elaborará una Memoria anual explicativa de sus actividades, la cual se pondrá a disposición de bs accionistas, tras su aprobación por el Consejo de Administración con motivo de la celebración de la Junta General Ordinaria de Accionistas". Las Memorias editadas por esta Comisión están disponibles en la página Web de la Sociedad desde la relativa al ejercicio 1999.

Por su parte, el articulo 19.2 del Reglamento de la Comisión de Nombramientos y Retribuciones establece que "dentro de los tres (3) primeros meses posteriores al cierre de cada ejercicio de la Sociedad, la

Comisión remitirá un informe al Consejo de Administración comprensivo de su labor durante el ejercicio objeto del informe".

B.2.6. En el caso de que exista comisión ejecutiva, explique el grado de delegación y de autonomía de la que dispone en el ejercicio de sus funciones, para la adopción de acuerdos sobre la administración y gestión de la sociedad.

Tanto el artículo 43 de los Estatutos Sociales como el artículo 24 del Reglamento del Consejo establecen que "Como delegación del Consejo de Administración funcionará con carácter permanente una Comisión Ejecutiva, que se denominará Comisión Ejecutiva Delegada y que, salvo que el Consejo de Administración determine otra cosa, ostentará todas las facultades inherentes al Consejo de Administración, excepto las legal o estatutariamente indelegables".

En este sentido, el apartado 4 del mencionado artículo 24 establece que "La Comisión Ejecutiva Delegada despachará todos los asuntos de la competencia del Consejo que, a juicio de la propia Comisión, deban resolverse sin más dilación, con las únicas excepciones de la rendición de cuentas, la presentación de balances a la Junta General y las facultades que ésta conceda al Consejo sin autorizarle para su delegación".

B.2.7. Indique si la composición de la comisión ejecutiva refleja la participación en el consejo de los diferentes consejeros en función de su condición:

SÍ [X] NO [ ]

En caso negativo, explique la composición de su comisión ejecutiva

B.2.8. En el caso de que exista la comisión de nombramientos, indique si todos sus miembros son consejeros externos:

SÍ [X] NO [ ]

C OPERACIONES VINCULADAS

C.1. Detalle las operaciones relevantes que supongan una transferencia de recursos u obligaciones entre la sociedad o entidades de su grupo, y los accionistas significativos de la sociedad:

Nombre o denominación social del accionista significativo	Nombre o denominación social de la sociedad o entidad de su grupo	Naturaleza de la relación	Tipo de la operación	Importe (miles de euros)
BILBAO BIZKAIA KUTXA (BBK)	IBERDROLA, S.A.	Contractual	INTERESES ABONADOS	33

BILBAO BIZKAIA KUTXA (BBK)	IBERDROLA, S.A.	Contractual	INTERESES DEVENGADOS PERO NO COBRADOS	7
BILBAO BIZKAIA KUTXA (BBK)	IBERDROLA, S.A.	Contractual	INTERESES CARGADOS	35
BILBAO BIZKAIA KUTXA (BBK)	IBERDROLA, S.A.	Societaria	DIVIDENDOS DISTRIBUIDOS	51.947
BILBAO BIZKAIA KUTXA (BBK)	IBERDROLA, S.A.	Contractual	CUENTAS CORRIENTES	2.084
BILBAO BIZKAIA KUTXA (BBK)	IBERDROLA, S.A.	Contractual	DEPÓSITOS (SALDO AL CIERRE DEL EJERCICIO)	50.000
BILBAO BIZKAIA KUTXA (BBK)	IBERDROLA, S.A.	Contractual	EMISIONES DE PAGARÉS (ACTUANDO COMO COLOCADOR)	26.400
BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (BBVA)	IBERDROLA, S.A.	Contractual	RECEPCIÓN DE SERVICIOS	185
BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (BBVA)	IBERDROLA, S.A.	Contractual	ACUERDOS DE FINANCIACIÓN: PRÉSTAMOS A LARGO PLAZO CONTRATADOS ANTES DE 2005	322.145
BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (BBVA)	IBERDROLA, S.A.	Contractual	ACUERDOS DE FINANCIACIÓN: PRÉSTAMOS A CORTO PLAZO CONTRATADOS EN 2005	5.031
BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (BBVA)	IBERDROLA, S.A.	Contractual	ACUERDOS DE FINANCIACIÓN: PRÉSTAMOS A LARGO PLAZO CONTRATADOS EN 2005	20.000
BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (BBVA)	IBERDROLA, S.A.	Contractual	ACUERDOS DE FINANCIACIÓN: PÓLIZA DE CRÉDITO	60.000
BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (BBVA)	IBERDROLA, S.A.	Contractual	INTERESES ABONADOS POR OPERACIONES CONTRATADAS EN 2005	141
BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (BBVA)	IBERDROLA, S.A.	Contractual	INTERESES ABONADOS POR OPERACIONES CONTRATADAS ANTES DE 2005	2.304
BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (BBVA)	IBERDROLA, S.A.	Contractual	INTERESES CARGADOS POR OPERACIONES CONTRATADAS EN 2005	2.161
BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (BBVA)	IBERDROLA, S.A.	Contractual	INTERESES DEVENGADOS PERO NO PAGADOS POR OPERACIONES CONTRATADAS EN 2005	-155

BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (BBVA)	IBERDROLA, S.A.	Contractual	INTERESES DEVENGADOS PERO NO PAGADOS POR OPERACIONES CONTRATADAS ANTES DE 2005	-2.530
BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (BBVA)	IBERDROLA, S.A.	Contractual	INTERESES DEVENGADOS PERO NO COBRADOS	35
BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (BBVA)	IBERDROLA, S.A.	Societaria	DIVIDENDOS DISTRIBUIDOS	53.630
BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (BBVA)	IBERDROLA, S.A.	Contractual	GARANTÍAS Y AVALES EMITIDOS ANTES DE 2005	38.145
BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (BBVA)	IBERDROLA, S.A.	Contractual	GARANTÍAS Y AVALES EMITIDOS EN 2005	86.438
BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (BBVA)	IBERDROLA, S.A.	Contractual	OPERACIONES DE DERIVADOS DE DEUDA CONTRATADAS ANTES DE 2005	761.652
BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (BBVA)	IBERDROLA, S.A.	Contractual	CUENTAS CORRIENTES	-17.913
BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (BBVA)	IBERDROLA, S.A.	Contractual	DEPÓSITOS (SALDO AL CIERRE DE 2005)	258.000
BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (BBVA)	IBERDROLA, S.A.	Contractual	OPERACIONES DE DERIVADOS DE DEUDA CONTRATADAS EN 2005	230.000
BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (BBVA)	IBERDROLA, S.A.	Contractual	SEGUROS DE CAMBIO	63.868
BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (BBVA)	IBERDROLA, S.A.	Contractual	OPERACIONES DE DERIVADOS DE CARTERA Y AUTOCARTERA	169.075
BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (BBVA)	IBERDROLA, S.A.	Contractual	OPERACIONES DE COMPRAVENTA DE DIVISAS	550.659
BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (BBVA)	IBERDROLA, S.A.	Contractual	OPERACIONES DE COMPRAVENTA DE ACCIONES (ACTUANDO COMO AGENTE DE VALORES)	296.478
BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (BBVA)	IBERDROLA, S.A.	Contractual	EMISIONES DE PAGARÉS (ACTUANDO COMO COLOCADOR)	255.200
BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (BBVA)	IBERDROLA, S.A.	Contractual	CONTRATOS DE ARRENDAMIENTO FINANCIERO	7.185

BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (BBVA)	IBERDROLA, S.A.	Contractual	CONTRATOS DE ARRENDAMIENTO OPERATIVO	1
BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (BBVA)	IBERDROLA, S.A.	Contractual	APORTACIONES A PLANES DE PENSIONES Y SEGUROS DE VIDA	2.399
BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (BBVA)	IBERDROLA, S.A.	Comercial	OTRAS: SUMINISTRO DE ELECTRICIDAD Y GAS	7.168
CAJA DE AHORROS DE SALAMANCA Y SORIA (CAJA DUERO)	IBERDROLA, S.A.	Societaria	DIVIDENDOS DISTRIBUIDOS	5.921
CAJA DE AHORROS DE SALAMANCA Y SORIA (CAJA DUERO)	IBERDROLA, S.A.	Contractual	CUENTAS CORRIENTES	108
CAJA ESPANA DE INVERSIONES, CAJA DE AHORROS Y MONTE DE PIEDAD	IBERDROLA, S.A.	Contractual	ACUERDOS DE FINANCIACIÓN: PRÉSTAMOS	12.000
CAJA ESPANA DE INVERSIONES, CAJA DE AHORROS Y MONTE DE PIEDAD	IBERDROLA, S.A.	Contractual	INTERESES ABONADOS	344
CAJA ESPANA DE INVERSIONES, CAJA DE AHORROS Y MONTE DE PIEDAD	IBERDROLA, S.A.	Contractual	INTERESES DEVENGADOS PERO NO PAGADOS	139
CAJA ESPANA DE INVERSIONES, CAJA DE AHORROS Y MONTE DE PIEDAD	IBERDROLA, S.A.	Societaria	DIVIDENDOS DISTRIBUIDOS	4.607
CAJA ESPANA DE INVERSIONES, CAJA DE AHORROS Y MONTE DE PIEDAD	IBERDROLA, S.A.	Contractual	CUENTAS CORRIENTES	786
CAJA DE AHORROS MUNICIPAL DE BURGOS	IBERDROLA, S.A.	Contractual	ACUERDOS DE FINANCIACIÓN: PRÉSTAMOS	6.010
CAJA DE AHORROS MUNICIPAL DE BURGOS	IBERDROLA, S.A.	Contractual	INTERESES ABONADOS	56
CAJA DE AHORROS MUNICIPAL DE BURGOS	IBERDROLA, S.A.	Contractual	INTERESES DEVENGADOS PERO NO PAGADOS	1
CAJA DE AHORROS MUNICIPAL DE BURGOS	IBERDROLA, S.A.	Societaria	DIVIDENDOS DISTRIBUIDOS	2.508
CAJA DE AHORROS MUNICIPAL DE BURGOS	IBERDROLA, S.A.	Contractual	CUENTAS CORRIENTES	13
CAJA DE AHORROS MUNICIPAL DE BURGOS	IBERDROLA, S.A.	Contractual	RECEPCIÓN DE SERVICIOS	3

CAJA DE AHORROS Y MONTE DE PIEDAD DEL CÍRCULO CATÓLICO DE OBREROS DE BURGOS	IBERDROLA, S.A.	Contractual	ACUERDOS DE FINANCIACIÓN: PRÉSTAMOS	6.010
CAJA DE AHORROS Y MONTE DE PIEDAD DEL CÍRCULO CATÓLICO DE OBREROS DE BURGOS	IBERDROLA, S.A.	Contractual	INTERESES ABONADOS	112
CAJA DE AHORROS Y MONTE DE PIEDAD DEL CÍRCULO CATÓLICO DE OBREROS DE BURGOS	IBERDROLA, S.A.	Contractual	INTERESES DEVENGADOS PERO NO PAGADOS	13
CAJA DE AHORROS Y MONTE DE PIEDAD DEL CÍRCULO CATÓLICO DE OBREROS DE BURGOS	IBERDROLA, S.A.	Societaria	DIVIDENDOS DISTRIBUIDOS	897
CAJA DE AHORROS Y MONTE DE PIEDAD DEL CÍRCULO CATÓLICO DE OBREROS DE BURGOS	IBERDROLA, S.A.	Contractual	CUENTAS CORRIENTES	45
CAJA DE AHORROS Y MONTE DE PIEDAD DEL CÍRCULO CATÓLICO DE OBREROS DE BURGOS	IBERDROLA, S.A.	Contractual	CONTRATOS DE ARRENDAMIENTO OPERATIVO	27
BILBAO BIZKAIA KUTXA (BBK)	GRUPO IBERDROLA	Contractual	ACUERDOS DE FINANCIACIÓN: PRÉSTAMOS	11.275
BILBAO BIZKAIA KUTXA (BBK)	GRUPO IBERDROLA	Contractual	INTERESES ABONADOS	369
BILBAO BIZKAIA KUTXA (BBK)	GRUPO IBERDROLA	Contractual	INTERESES CARGADOS	31
BILBAO BIZKAIA KUTXA (BBK)	GRUPO IBERDROLA	Contractual	INTERESES DEVENGADOS PERO NO PAGADOS	48
BILBAO BIZKAIA KUTXA (BBK)	GRUPO IBERDROLA	Contractual	INTERESES DEVENGADOS PERO NO COBRADOS	3
BILBAO BIZKAIA KUTXA (BBK)	GRUPO IBERDROLA	Contractual	OPERACIONES DE DERIVADOS DE DEUDA	1.291
BILBAO BIZKAIA KUTXA (BBK)	GRUPO IBERDROLA	Contractual	DEPÓSITOS (SALDO AL CIERRE DE 2005)	3.381
BILBAO BIZKAIA KUTXA (BBK)	GRUPO IBERDROLA	Contractual	CUENTAS CORRIENTES	-150
BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (BBVA)	GRUPO IBERDROLA	Contractual	ACUERDOS DE FINANCIACIÓN: PRÉSTAMOS CONTRATADOS EN 2005	30.552

BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (BBVA)	GRUPO IBERDROLA	Contractual	ACUERDOS DE FINANCIACIÓN: PRÉSTAMOS CONTRATADOS ANTES DE 2005	442.371
BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (BBVA)	GRUPO IBERDROLA	Contractual	ACUERDOS DE FINANCIACIÓN: PÓLIZA DE CRÉDITO	23.500
BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (BBVA)	GRUPO IBERDROLA	Contractual	INTERESES ABONADOS POR OPERACIONES CONTRATADAS EN 2005	2.745
BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (BBVA)	GRUPO IBERDROLA	Contractual	INTERESES ABONADOS POR OPERACIONES CONTRATADAS ANTES DE 2005	39.749
BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (BBVA)	GRUPO IBERDROLA	Contractual	INTERESES CARGADOS POR OPERACIONES CONTRATADAS EN 2005	4.522
BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (BBVA)	GRUPO IBERDROLA	Contractual	INTERESES DEVENGADOS PERO NO PAGADOS POR OPERACIONES CONTRATADAS EN 2005	598
BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (BBVA)	GRUPO IBERDROLA	Contractual	INTERESES DEVENGADOS PERO NO PAGADOS POR OPERACIONES CONTRATADAS EN 2005	4.892
BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (BBVA)	GRUPO IBERDROLA	Contractual	GARANTIAS Y AVALES EMITIDOS ANTES DE 2005	136.916
BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (BBVA)	GRUPO IBERDROLA	Contractual	GARANTIAS Y AVALES EMITIDOS EN 2005	50.000
BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (BBVA)	GRUPO IBERDROLA	Contractual	OPERACIONES DE DERIVADOS DE DEUDA CONTRATADAS ANTES DE 2005	549.385
BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (BBVA)	GRUPO IBERDROLA	Contractual	OPERACIONES DE DERIVADOS DE CARTERA Y AUTOCARTERA	645
BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (BBVA)	GRUPO IBERDROLA	Contractual	DEPOSITOS (SALDO AL CIERRE DE 2005)	133.834
BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (BBVA)	GRUPO IBERDROLA	Contractual	OPERACIONES DE DERIVADOS DE DEUDA CONTRATADAS EN 2005	37.149
BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (BBVA)	GRUPO IBERDROLA	Contractual	SEGUROS DE CAMBIO	120.072

BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (BBVA)	GRUPO IBERDROLA	Contractual	OPERACIONES DE COMPRAVENTA DE DIVISAS	214.137
BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (BBVA)	GRUPO IBERDROLA	Contractual	OPERACIONES DE COMPRAVENTA DE ACCIONES (ACTUANDO COMO AGENTE DE VALORES)	5.920
BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (BBVA)	GRUPO IBERDROLA	Contractual	EMISIONES DE OBLIGACIONES (ACTUANDO COMO COLOCADOR)	227.500
BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (BBVA)	GRUPO IBERDROLA	Contractual	EMISIONES DE EPC (ACTUANDO COMO COLOCADOR)	5.000
CAJA DE AHORROS DE SALAMANCA Y SORIA (CAJA DUERO)	GRUPO IBERDROLA	Contractual	ACUERDOS DE FINANCIACIÓN: PRÉSTAMOS	8.625
CAJA DE AHORROS DE SALAMANCA Y SORIA (CAJA DUERO)	GRUPO IBERDROLA	Contractual	INTERESES DEVENGADOS PERO NO PAGADOS	3
CAJA DE AHORROS DE SALAMANCA Y SORIA (CAJA DUERO)	GRUPO IBERDROLA	Contractual	INTERESES ABONADOS	311
CAJA DE AHORROS DE SALAMANCA Y SORIA (CAJA DUERO)	GRUPO IBERDROLA	Contractual	INTERESES CARGADOS	1
CAJA DE AHORROS DE SALAMANCA Y SORIA (CAJA DUERO)	GRUPO IBERDROLA	Contractual	CUENTAS CORRIENTES	35
CAJA ESPANA DE INVERSIONES, CAJA DE AHORROS Y MONTE DE PIEDAD	GRUPO IBERDROLA	Contractual	ACUERDOS DE FINANCIACIÓN: PRÉSTAMOS	6.577
CAJA ESPANA DE INVERSIONES, CAJA DE AHORROS Y MONTE DE PIEDAD	GRUPO IBERDROLA	Contractual	INTERESES ABONADOS	246
CAJA ESPANA DE INVERSIONES, CAJA DE AHORROS Y MONTE DE PIEDAD	GRUPO IBERDROLA	Contractual	INTERESES CARGADOS	7
CAJA ESPANA DE INVERSIONES, CAJA DE AHORROS Y MONTE DE PIEDAD	GRUPO IBERDROLA	Contractual	INTERESES DEVENGADOS PERO NO PAGADOS	2
CAJA ESPANA DE INVERSIONES, CAJA DE AHORROS Y MONTE DE PIEDAD	GRUPO IBERDROLA	Contractual	CUENTAS CORRIENTES	910

C.2. Detalle las operaciones relevantes que supongan una transferencia de recursos u obligaciones entre la sociedad o entidades de su grupo, y los administradores o directivos de la sociedad:

Nombre o denominación social de los administradores o directivos	Nombre o denominación social de la sociedad o entidad de su grupo	Naturaleza de la operación	Tipo de la operación	Importe (miles de euros)
CONSEJEROS Y ALTA DIRECCIÓN	IBERDROLA, S.A.	SOCIETARIA	DIVIDENDOS DISTRIBUIDOS	11.647
CONSEJEROS Y ALTA DIRECCIÓN	IBERDROLA, S.A.	CONTRACTUAL	REMUNERACIONES CON CARGO AL EJERCICIO 2004	4.881
CONSEJEROS Y ALTA DIRECCIÓN	IBERDROLA, S.A.	CONTRACTUAL	REMUNERACIONES CON CARGO AL EJERCICIO 2005	11.903
CONSEJEROS Y ALTA DIRECCIÓN	GRUPO IBERDROLA	CONTRACTUAL	REMUNERACIONES CON CARGO AL EJERCICIO 2005	2.117
CONSEJEROS Y ALTA DIRECCIÓN	IBERDROLA, S.A.	CONTRACTUAL	INDEMNIZACIONES CON CARGO AL EJERCICIO 2004	234
CONSEJEROS Y ALTA DIRECCIÓN	IBERDROLA, S.A.	CONTRACTUAL	INDEMNIZACIONES CON CARGO AL EJERCICIO 2005	122
CONSEJEROS Y ALTA DIRECCIÓN	IBERDROLA, S.A.	CONTRACTUAL	APORTACIONES A PLANES DE PENSIONES Y SEGUROS DE VIDA	5.465
DAS	IBERDROLA, S.A.	CONTRACTUAL	RECEPCIÓN DE SERVICIOS	86
CORPORACIÓN EÓLICA CESA, S.L.	GRUPO IBERDROLA	CONTRACTUAL	RECEPCIÓN DE SERVICIOS	37.098

C.3. Detalle las operaciones relevantes realizadas por la sociedad con otras sociedades pertenecientes al mismo grupo, siempre y cuando no se eliminen en el proceso de elaboración de estados financieros consolidados y no formen parte del tráfico habitual de la sociedad en cuanto a su objeto y condiciones:

Denominación social de la entidad de su grupo	Breve descripción de la operación	Importe (miles de euros)
AMARA, S.A.	COMPRAS DE BIENES (TERMINADOS O NO)	6.944
AMARA, S.A.	COMPRAS DE INMOVILIZADO MATERIAL	-4
AMARA, S.A.	RECEPCIÓN DE SERVICIOS	6.425
GRUPO GAMESA	COMPRAS DE BIENES (TERMINADOS O NO)	223.494
GRUPO GAMESA	RECEPCIÓN DE SERVICIOS	28.554
GRUPO GAMESA	PRESTACIÓN DE SERVICIOS	108
GRUPO GAMESA	OTRAS (ESPECIFICAR)	11.734
GRUPO GAMESA	COMPRAS DE INMOVILIZADO FINANCIERO	19.917
ASOCIACIÓN ESPAÑOLA DE LA INDUSTRIA ELÉCTRICA (UNESA)	ACUERDOS DE FINANCIACIÓN: CUOTAS	5.280

C.4. Identifique, en su caso, la situación de conflictos de interés en que se encuentran los consejeros de la sociedad, según lo previsto en el artículo 127 ter de la LSA.

Las situaciones puntuales de conflicto de interés generadas durante 2005 se han resuelto conforme a los procedimientos previstos en la normativa aplicable, desarrollada en el apartado C.5 del presente Informe.

En este sentido, todas las operaciones financieras de Iberdrola en las que ha participado el accionista significativo BBVA (i) han sido negociadas y acordadas sin la intervención del Consejero dominical D. Jesús María Cadenato ni de ningún otro

de los Consejeros que le precedieron en esta condición hasta el 20 de Abril de 2005, (ii) se han sometido a la autorización del Consejo de Administración y (iii) han sido objeto de publicación de conformidad con lo dispuesto en la normativa aplicable.

Este mismo procedimiento se ha utilizado para los suministros y otras operaciones contratadas por parte de Iberdrola con Lázaro Ituarte, S.A., con Gamesa Corporación Tecnológica, S.A. y con Corporación Eólica CESA, S.L., en las que el Consejero D. Juan Luis Arregui Ciársolo tiene o ha tenido durante 2005 la condición de accionista, de Consejero y de Presidente del Consejo, respectivamente, así como con la compañía turca DAS Engineering & Energy Investments Inc., en la que un hermano del Consejero D. Lucas María de Oriol López-Montenegro era miembro del Consejo al celebrar un contrato de prestación de servicios con la Sociedad para el desarrollo de negocios energéticos en Turquía.

Finalmente, debe destacarse que el Vicepresidente y Consejero Delegado, D. José Ignacio Sánchez Galán no intervino en el acuerdo adoptado por el Consejo de Administración, en sesión de 20 de Abril de 2005, en cuya virtud se aprobó, a propuesta de su Presidente, D. Iñigo de Oriol e Ybarra, que al cesar en su cargo de Presidente del Consejo de Administración de Iberdrola, de acuerdo con lo establecido en el Reglamento del Consejo de Administración, sea sustituido en el referido cargo de Presidente por el actual Vicepresidente y Consejero Delegado, D. José Ignacio Sánchez Galán.

C.5. Detalle los mecanismos establecidos para detectar, determinar y resolver los posibles conflictos de intereses entre la sociedad y/o su grupo, y sus consejeros, directivos o accionistas significativos.

Consejeros

En primer lugar, el artículo 36.1 del Reglamento del Consejo de Administración define en los siguientes términos las situaciones de conflicto de interés en que pudieran incurrir los Consejeros: "Se considerará que existe conflicto de interés en aquellas situaciones en las que entren en colisión, de forma directa o indirecta, el interés de la Sociedad y el interés personal del Consejero".

Asimismo, dicho artículo añade que "Existirá interés personal del Consejero cuando el asunto le afecte a él o a una Persona con él Vinculada. A los efectos del presente Reglamento, tendrán la consideración de Personas Vinculadas del Consejero las siguientes:

a) El cónyuge del Consejero o las personas con análoga relación de afectividad.
b) Los ascendientes, descendientes y hermanos del Consejero o del cónyuge (o persona con análoga relación de afectividad) del Consejero.
c) Los cónyuges de los ascendientes, de los descendientes y de los hermanos del Consejero.
d) Las sociedades en las que el Consejero, por sí o por persona interpuesta, se encuentre en alguna de las situaciones contempladas en el artículo 4 de la Ley 24/1988, de 28 de julio, del Mercado de Valores".

Para el supuesto específico de que una persona jurídica fuera designada Consejero, se establece que "se entenderán que son Personas Vinculadas las siguientes:

a) Los socios que se encuentren, respecto del Consejero persona jurídica, en alguna de las situaciones contempladas en el artículo 4 de la Ley 24/1988, de 28 de julio, del Mercado de Valores.
b) Las sociedades que formen parte del mismo grupo, tal y como éste se define en el artículo 4 de la Ley 24/1988, de 28 de julio, del Mercado de Valores, y sus socios.
c) El representante persona física, los administradores, de derecho o de hecho, los liquidadores y los apoderados con poderes generales del Consejero persona jurídica.
d) Las personas que respecto del representante del Consejero persona jurídica tengan la consideración de personas vinculadas de conformidad con lo que se establece en el párrafo anterior para los Consejeros personas físicas".

Las reglas aplicables a estas situaciones se encuentran descritas en el artículo 36.2 del citado Reglamento:

a) Comunicación: el Consejero deberá comunicar al Consejo de Administración, a través del Presidente o del Secretario, cualquier situación de conflicto de interés en que se encuentre.
b) Abstención: el Consejero deberá abstenerse de asistir e intervenir en las fases de deliberación y votación de aquellos asuntos en los que se halle incurso en conflicto de interés. En el caso de Consejeros Dominicales, deberán abstenerse de participar en las votaciones de los asuntos que puedan suponer un conflicto de interés entre los accionistas que hayan propuesto su nombramiento y la Sociedad.
c) Transparencia: en el Informe de Gobierno Corporativo la Sociedad informará sobre cualquier situación de conflicto de interés en que se encuentren los Consejeros que le conste en virtud de comunicación del afectado o por cualquier otro medio.

Esta regulación se completa con lo dispuesto en el artículo 40 del Reglamento del Consejo, en cuya virtud, cualquier operación entre la Sociedad y sus Consejeros "quedará sometida a autorización por el Consejo de Administración, que podrá supeditarla al informe previo de la Comisión de Auditoría y Cumplimiento". En este sentido, "El Consejo de Administración -y la Comisión de Auditoría y Cumplimiento, cuando se solicite su informe previo- valorará la operación desde el punto de vista de las condiciones de mercado".

No obstante, "tratándose de transacciones dentro del curso ordinario de los negocios sociales y que tengan carácter habitual o recurrente, bastará la autorización genérica de la línea de operaciones y de sus condiciones de ejecución".

Dicha regulación ha sido desarrollada en el "Procedimiento para Conflictos de Interés y Operaciones Vinculadas de Consejeros y Alta Dirección", aprobado por el Consejo de Administración en su reunión de 25 de Mayo de 2005, en cuya virtud estas operaciones se negocian y deciden sin la intervención del Consejero afectado, sometiéndose a la autorización del Consejo de Administración, y posteriormente se publican según lo dispuesto en la normativa aplicable.

Por su parte, el artículo 7 del Reglamento Interno de Conducta en los Mercados de Valores establece que los miembros del Consejo de Administración y las demás personas que, en su caso, designe la Unidad de Cumplimiento Normativo, deberán abstenerse de intervenir o influir en la toma de decisiones que pudieran suponer un conflicto de interés entre los suyos propios y los de la Sociedad y/o su Grupo. En el supuesto de que cualquiera de estas personas entendiera que pudiera estar incursa en un conflicto de interés, consultará con la referida Unidad antes de intervenir o influir en la toma de dichas decisiones.

En este sentido, el Consejo de Administración, en su reunión celebrada el 9 de Julio de 2003, acordó constituir la Unidad de Cumplimiento Normativo, que está presidida por el Secretario General y del Consejo e integrada también por el Director de Gestión de Capital y el Jefe del Departamento de Normativa Contable y Control Interno.

Directivos

El citado "Procedimiento para Conflictos de Interés y Operaciones Vinculadas de Consejeros y Alta Dirección" somete los conflictos que afecten a los directivos que dependen directamente del Vicepresidente y Consejero Delegado a las mismas reglas de comunicación, abstención y autorización, aplicables a los Consejeros.

Por otro lado, el Código de Conducta Profesional, aprobado por el Consejo de Administración en su reunión de 27 de Febrero de 2002, resulta aplicable a todos los empleados del Grupo, con independencia de su nivel jerárquico, y dedica un capítulo específico a los conflictos de interés.

Al abordar esta materia, el citado Código establece que "Las decisiones profesionales deberán estar basadas en la mejor defensa de los intereses del Grupo Iberdrola, de forma que no estarán influenciadas por relaciones personales o de familia o cualesquiera otros intereses particulares de los profesionales del Grupo".

Asimismo, incluye los siguientes ejemplos de situaciones que podrían dar lugar a un conflicto de interés:

a) Estar involucrado a título personal o familiar en alguna transacción u operación económica en la que el Grupo Iberdrola sea parte.
b) Negociar o formalizar contratos en nombre del Grupo Iberdrola con personas físicas o personas jurídicas en las que el profesional del Grupo tenga un pariente - hasta el cuarto grado de consanguinidad o el segundo grado de afinidad- que ocupe un cargo directivo, sea accionista significativo o administrador.
c) Ser accionista significativo o administrador de clientes, proveedores o competidores directos o indirectos del Grupo Iberdrola.
d) Emplear los recursos del Grupo Iberdrola para fines particulares.

El Código de Conducta Profesional prevé que "En ningún caso podrán realizarse actividades profesionales dentro del Grupo Iberdrola que supongan o puedan suponer un conflicto de intereses, salvo la autorización previa y por escrito de la Dirección de Organización y Recursos Humanos". Con este fin, "La concurrencia o posible concurrencia de un conflicto de intereses deberá comunicarse por escrito al superior jerárquico. Este lo comunicará a la Dirección de Organización y Recursos Humanos, la cual dispondrá y gestionará el correspondiente Registro relativo a este tipo de situaciones".

Accionistas significativos

Las operaciones entre la Sociedad y sus accionistas significativos están tratadas en el artículo 40 del Reglamento del Consejo de Administración, en cuya virtud quedarán sometidas "a autorización por el Consejo de Administración, que podrá supeditarla a informe previo de la Comisión de Auditoría y Cumplimiento". En este sentido, "El Consejo de Administración -y la Comisión de Auditoría y Cumplimiento, cuando se solicite su informe previo- valorará la operación desde el punto de vista de las condiciones de mercado", examinando además estas operaciones "bajo la perspectiva del principio de igualdad de trato de los accionistas".

Al igual que el citado artículo establece para las operaciones con los Consejeros, "tratándose de transacciones dentro del curso ordinario de los negocios sociales y que tengan carácter habitual o recurrente, bastará la autorización genérica de la línea de operaciones y de sus condiciones de ejecución".

Por su parte, el artículo 30 de los Estatutos Sociales, expresamente referido a los conflictos de interés en que pudieran incurrir los accionistas, prevé que "Los accionistas que participen en un proceso de fusión o escisión con la sociedad o que estén llamados a suscribir una ampliación de capital con exclusión del derecho de suscripción preferente o a adquirir por cesión global el conjunto de los activos de la Sociedad, no podrán ejercitar su derecho de voto para la adopción de dichos acuerdos por la Junta General".

Esta disposición añade que "Lo previsto en el apartado anterior será igualmente aplicable cuando los acuerdos afecten, (i) en el caso de un accionista persona física, a las entidades o sociedades controladas por dicha persona física, y (ii) en el supuesto de accionistas personas jurídicas, a las entidades o sociedades pertenecientes a su grupo (en el sentido indicado en el apartado cuarto del artículo vigésimo noveno), aun cuando estas últimas sociedades o entidades no sean accionistas".

Por último, se establece que "Si el accionista incurso en la prohibición de voto anteriormente prevista asistiera a la Junta General, sus acciones se deducirán de las acciones asistentes a la Junta General a los efectos de determinar el número de acciones sobre el que se computará la mayoría necesaria para la aprobación del acuerdo respecto del cual se halla en conflicto de interés".

De conformidad con el artículo 54 de los Estatutos Sociales, esta prohibición de voto quedará sin efecto "cuando concurran las siguientes circunstancias:

(a) que la Sociedad haya sido objeto de una oferta publica de adquisición (opa) dirigida a la totalidad del capital; y
(b) que, como consecuencia de la opa, siempre que su contraprestación hubiera sido íntegramente en metálico, una persona física o jurídica, o varias actuando en concierto, alcancen una participación de las dos terceras partes del capital con derecho a voto de la Sociedad; o, alternativamente,
(c) que, como consecuencia de la opa, y siempre que su contraprestación hubiera consistido, en todo o en parte, en valores, sin previsión de la facultad alternativa del destinatario de recibirla íntegramente en metálico, una persona física o jurídica, o varias actuando en concierto, alcancen una participación de las tres cuartas partes del capital con derecho a voto de la Sociedad".

El artículo 55 de los Estatutos Sociales precisa que la supresión de esta restricción será efectiva a partir de la fecha en que se publique el resultado de la liquidación de la oferta en el Boletín de Cotización de la Bolsa de Bilbao, quedando los administradores de la Sociedad facultados para -y obligados a- otorgar la escritura pública en la que se formalice la correspondiente modificación estatutaria y tramitar su inscripción en el Registro Mercantil.

D SISTEMAS DE CONTROL DE RIESGOS

D.1. Descripción general de la política de riesgos de la sociedad y/o su grupo, detallando y evaluando los riesgos cubiertos por el sistema, junto con la justificación de la adecuación de dichos sistemas al perfil de cada tipo de riesgo.

La Política General de Riesgos, aprobada en Noviembre de 2004 por el Consejo de Administración de Iberdrola tiene por objetivo aportar el máximo nivel de garantías a los accionistas, a otros grupos de interés y a los mercados en general, asi como incrementar la creación de valor a través de la adecuada gestión del binomio riesgo-oportunidad.

A través de esta Política, Iberdrola se compromete a desarrollar todas sus capacidades para que los riesgos relevantes de toda índole se encuentren adecuadamente identificados, medidos, gestionados y controlados. A estos efectos se considerará "riesgo relevante" cualquier amenaza de que un evento, acción u omisión, pueda impedir al Grupo Iberdrola lograr sus objetivos y ejecutar sus estrategias con éxito.

Este compromiso es asumido por el Consejo de Administración tal y como queda recogido en los Estatutos Sociales, y más concretamente en el artículo 34.3.c, y se extiende a todas las actividades y negocios de la empresa, incluyendo las sociedades participadas sobre las que tiene un control efectivo.

Para el desarrollo del compromiso expresado, el Consejo de Administración y su Comisión Ejecutiva Delegada cuentan con la colaboración de la Comisión de Auditoría y Cumplimiento que, como órgano consultivo, supervisa e informa sobre la adecuación del sistema de evaluación y control interno de los riesgos relevantes, todo ello atendiendo a los siguientes Principios Básicos de Actuación:

- INTEGRAR la visión del riesgo-oportunidad en la gestión de la compañía, a través de la definición de la estrategia y del perfil de riesgo, y la incorporación de esta variable a las decisiones estratégicas y operativas.

- SEGREGAR, a nivel operativo, las funciones entre las áreas tomadoras de riesgos y las áreas responsables del análisis, control y supervisión.

- ASEGURAR la estabilidad empresarial y financiera a corto y largo plazo, manteniendo el equilibrio apropiado entre riesgo, valor y beneficio.

- GARANTIZAR la correcta utilización de los instrumentos para la cobertura de riesgos financieros y su registro de acuerdo a lo exigido en las normas contables y financieras aplicables.

- INFORMAR con transparencia sobre los riesgos del Grupo y el funcionamiento de los sistemas desarrollados para su control a los reguladores y principales agentes externos, manteniendo los canales adecuados para favorecer la comunicación.

- FOMENTAR el desarrollo de una cultura de control y gestión en clave de riesgo-oportunidad dentro del Grupo Iberdrola.

- ALINEAR con esta política general todas las políticas específicas que sea necesario desarrollar en materia de riesgos.

- CUMPLIR la normativa y legislación vigente, relativas al control, gestión y supervisión de riesgos.

- ADOPTAR para la mejora continua la referencia de las mejores prácticas internacionales de Transparencia y "Buen Gobierno" relativas al control, gestión y supervisión de riesgos.

Para materializar esta política y dar respuesta a estos principios se establece un Sistema Integral de Control y Gestión de Riesgos, soportado en una adecuada definición y asignación de funciones y responsabilidades a nivel operativo, en unas políticas y límites específicos y en unos procedimientos, metodologías y herramientas de soporte, que se describen en detalle en los epígrafe D.4. y D.2. respectivamente.

El Sistema Integral de Riesgos de Iberdrola - que ha obtenido, en Diciembre de 2005, el certificado de calidad según la norma ISO 9001:2000 otorgado por AENOR - se extiende a todas las actividades y negocios de la empresa, incluyendo las sociedades participadas sobre las que se tiene un control efectivo, y contempla cualquier tipología de riesgos presentes en las actividades liberalizadas y reguladas, tanto a nivel nacional como internacional.

- Riesgos de mercado
- Riesgos de crédito
- Riesgos de negocio
- Riesgos regulatorios
- Riesgos operacionales

El control y gestión de cada uno de estos riesgos, a nivel operativo, se realiza mediante sistemas específicos adecuados, tanto por las herramientas empleadas, como por las organizaciones implicadas, que se encuentran enmarcados en el Sistema Integral de Riesgos del Grupo.

Debido a su carácter universal y dinámico, el sistema permite considerar nuevos riesgos que puedan afectar al Grupo Iberdrola como consecuencia de cambios en el entorno o revisiones de objetivos y estrategias, así como aquellas actualizaciones que tienen como origen las actividades de monitorización, verificación, revisión y supervisión realizadas de forma continua.

D.2. Indique los sistemas de control establecidos para evaluar, mitigar o reducir los principales riesgos de la sociedad y su grupo.

Como se menciona en el apartado anterior, Iberdrola dispone de un "Sistema Integral de Riesgos", certificado según la norma ISO 9001:2000, que está soportado en:

- Una ESTRUCTURA DE POLÍTICAS y LÍMITES DE RIESGO, cualitativos y cuantitativos, que garantizan que la gestión de los riesgos se realiza de acuerdo con el apetito al riesgo de la compañía y que contribuye, de forma eficaz, a que se puedan alcanzar los objetivos del Plan Estratégico con una volatilidad controlada.

- El seguimiento y control de los RIESGOS DE LA CUENTA DE RESULTADOS, que persigue el doble objetivo de controlar la volatilidad del resultado anual del Grupo Iberdrola y optimizar su endeudamiento.

- El análisis y control de los RIESGOS ASOCIADOS A LAS NUEVAS INVERSIONES, que permite adoptar decisiones equilibradas en rentabilidad-valor-riesgo al considerar el análisis de riesgos asociado a cada inversión como un elemento esencial en la toma de decisiones.

El proceso que soporta y articula el desarrollo de este sistema se compone de etapas secuenciales que facilitan la transparencia de roles y responsabilidades y lo dotan de la sistemática necesaria. En cada una de las etapas intervienen las organizaciones de acuerdo a las responsabilidades definidas y a los

procedimientos en vigor (ver epígrafe D.4.). Todo ello sometido a un control y seguimiento independientes y una supervisión continua.

Dada la complejidad inherente a la cuantificación, control y gestión de los riesgos, Iberdrola dispone de diferentes HERRAMIENTAS específicas de alerta y de simulación de riesgos tanto a nivel de integración corporativa como de negocio/ riesgo, de las cuales merece la pena destacar:

HERRAMIENTAS DE INTEGRACIÓN CORPORATIVA:

1. Cuenta de Resultados Anual:

Herramienta integrada que replica el comportamiento de los diferentes negocios del Grupo, sobre el que se aplica un análisis probabilístico mediante simulación de Monté Carlo. De esta forma se obtiene el beneficio en riesgo del Grupo (integrado), así como el impacto individual de cada uno de los riesgos considerados.

2. Plan Estratégico:

La metodología utilizada se basa en la definición y análisis de escenarios alternativos que permiten cuantificar el impacto de los principales riesgos que afectan al cumplimiento de los objetivos emanados del Plan Estratégico, así como en la definición de las estrategias de actuación.

3. Análisis de nuevas inversiones:

Toda inversión estratégica es sometida a un exhaustivo análisis de riesgos, a través del cual se identifican y cuantifican (mediante simulación de Monte Carlo) los riesgos de mercado, crédito, negocio, regulatorios, operacionales y otros, que pueden comprometer los objetivos de valor / rentabilidad del proyecto. Este análisis se incorpora, como una información relevante, en el proceso de toma de decisión de la citada inversión.

HERRAMIENTAS DE NEGOCIO/RIESGO:

Existen, además, otras herramientas de aplicación más focalizada a determinados negocios o riesgos concretos (combustibles, operaciones de compra-venta de energía, financieros, riesgos de clientes, etc.) que sirven para controlar y gestionar en cada ámbito específico, estando integradas a nivel organizativo y de información con los sistemas corporativos.

D.3. En el supuesto, que se hubiesen materializado algunos de los riesgos que afectan a la sociedad y/o su grupo, indique las circunstancias que los han motivado y si han funcionado los sistemas de control establecidos.

Como se ha descrito en el epígrafe D.1., el Sistema Integral de Riesgos de Iberdrola contempla todos aquellos riesgos inherentes a las actividades que desarrolla el Grupo y a los diferentes mercados en los que opera, y que por lo tanto se pueden materializar en mayor o menor medida a lo largo del año, lo que justifica la existencia de sistemas específicos orientados a su control y gestión.

En el conjunto de los riesgos asociados a las actividades liberalizadas con impacto principal en la Cuenta de Resultados ha sido destacable:

- La entrada en vigor, el 1 de Enero de 2005, de la Directiva que, en el ámbito de la Unión Europea, regula el comercio de derechos de emisión de CO2. En España esta Directiva ha sido desarrollada por medio del Real Decreto-Ley 5/2004 y el

Real Decreto 1866/2004, estableciendo este último el Plan Nacional de Asignación de Derechos de Emisión, que asigna al sector eléctrico 268,98 millones de toneladas de CO2 para el período 2005-2007, de las cuales 38,34 millones corresponden a instalaciones de Iberdrola, cantidad próxima a la estimación de emisiones medias previstas por el Grupo Iberdrola.

- La fuerte caída de la producción hidráulica (-47,3% respecto al año anterior), consecuencia de una de las hidraulicidades más bajas de los últimos 60 años.

- Los elevados precios internacionales de los combustibles y de los derechos de emisión.

No obstante, el actual mix de generación junto con las fuertes inversiones realizadas por el actual Plan Estratégico en las tecnologías de gas y renovables han permitido mitigar de manera significativa el impacto de estos riesgos.

En el ámbito de las actividades reguladas cabe destacar que en 2005 los ingresos regulados en España no han sido suficientes para cubrir los costes del sistema, existiendo a nivel sectorial una desviación estimada de 3.595 millones de euros. De acuerdo con el Real Decreto-Ley 5/2005, de 11 de Marzo, el porcentaje de financiación de dicha desviación tarifaria que corresponde a Iberdrola se sitúa en el 35,01%, lo que supone 1.259 millones de euros antes de impuestos.

Conforme al principio de suficiencia tarifaria que preside la retribución de todas las actividades y costes regulados (principio consagrado jurisprudencialmente), así como la obligación de retribuir las actividades reguladas con criterios objetivos, transparentes y no discriminatorios que establece el artículo 15 de la Ley del Sector Eléctrico, dicha desviación debe de ser reintegrada a las empresas que lo financian.

Según lo previsto en el artículo 1 del Real Decreto 1556/2005, de 23 de Diciembre, por el que se establece la tarifa eléctrica para 2006, los saldos negativos resultantes para el ejercicio 2005 serán reintegrados con cargo a la recaudación de la tarifa eléctrica en los próximos ejercicios.

D.4. Indique si existe alguna comisión u otro órgano de gobierno encargado de establecer y supervisar estos dispositivos de control y detalle cuales son sus funciones.

- El CONSEJO DE ADMINISTRACIÓN y su COMISIÓN EJECUTIVA DELEGADA, en el ámbito de sus competencias, se ocupan de que los riesgos relevantes de toda índole se encuentren adecuadamente identificados, medidos, gestionados y controlados, definen la estrategia y el perfil de riesgo de la compañía, y aprueban las políticas internas y la información a suministrar al exterior en materia de riesgos.

- La COMISIÓN DE AUDITORÍA Y CUMPLIMIENTO como órgano consultivo del Consejo de Administración, supervisa el cumplimiento de políticas, procedimientos y límites de riesgo, e informa sobre la adecuación del sistema de evaluación y control interno de los riesgos relevantes de la Sociedad.

Para ello se apoya en AUDITORÍA INTERNA, que con dependencia funcional del Presidente de la Comisión de Auditoría y Cumplimiento y como función de gobierno, es responsable de supervisar el control y la gestión de los riesgos relevantes de la sociedad y de su Plan Estratégico conforme a la Normativa Básica de Auditoría Interna de 26 de noviembre de 2003, aprobada por la propia Comisión

de Auditoría y Cumplimiento y por el Vicepresidente y Consejero Delegado de la Sociedad, a los que reporta directamente.

- Para el adecuado desarrollo de sus funciones la Comisión Ejecutiva Delegada se apoya a nivel operativo en los siguientes comités / organizaciones:

* COMITÉ OPERATIVO: gestiona y controla el balance de riesgos del grupo de acuerdo a las políticas y límites de riesgo aprobados.

* DIRECCIÓN DE ESTRATEGIA Y DESARROLLO: a través de la Dirección de Análisis de Riesgos, realiza análisis integrados de los riesgos, desarrolla políticas y límites de iesgos, y prepara información sobre riesgos para los diferentes agentes externos.

* DIRECCIÓN DE ADMINISTRACIÓN, CONTROL Y REGULACIÓN: a través de la Dirección de Control, controla los riesgos y oportunidades que se ciernen sobre la cuenta de resultados anual y las nuevas inversiones, cuantificando el efecto de los riesgos del grupo a nivel individual y consolidado.

* UNIDADES DE NEGOCIO Y CORPORATIVAS: identifican y gestionan los riesgos de sus negocios o ámbitos de actuación (financiero, jurídico, egulación, etc.) de acuerdo a las políticas establecidas a nivel corporativo y dentro de los límites aprobados.

D.5. Identificación y descripción de los procesos de cumplimiento de las distintas regulaciones que afectan a su sociedad y/o a su grupo.

El Grupo Iberdrola está presente en distintos países en los que está sujeto al cumplimiento de diferentes regulaciones y legislaciones. En particular, el sector energético en España, en el que se enmarcan las principales actividades del Grupo, está sujeto a una fuerte regulación que en los últimos años está experimentando importantes cambios.

Cada uno de los negocios del Grupo dispone de direcciones de control, jurídica y recursos humanos específicas que, dependiendo jerárquicamente de las correspondientes direcciones corporativas y en coordinación con los negocios, tienen la responsabilidad de velar por el cumplimiento de la legislación vigente aplicable en cada caso.

Esto incluye a los negocios en el extranjero, que cuentan con un asesoramiento local en relación con la regulación y legislación específica que afecta al negocio y al Grupo en cada país.

Adicionalmente, y tal y como queda recogido en el artículo 44.2 f) de los Estatutos Sociales de Iberdrola, la Comisión de Auditoría y Cumplimiento vela por el cumplimiento de los requerimientos legales y de los Códigos de Conducta Profesional y de Buen Gobierno que se adopten por el Consejo de Administración.

E JUNTA GENERAL

E.1. Enumere los quórum de constitución de la junta general establecidos en los estatutos. Describa en qué se diferencian del régimen de mínimos previsto en la Ley de Sociedades Anónimas (LSA).

Según lo dispuesto en el artículo 21.1 de los Estatutos Sociales, "La Junta General, tanto Ordinaria como Extraordinaria, quedará válidamente constituida con el

quórum mínimo que exija la legislación vigente en cada momento teniendo en cuenta los asuntos que figuren en el orden del día".

En este sentido, de conformidad con el artículo 102 de la Ley de Sociedades Anónimas, "La Junta General de Accionistas quedará válidamente constituida en primera convocatoria cuando los accionistas presentes o representados posean, al menos, el veinticinco por ciento del capital suscrito con derecho de voto", mientras que "En segunda convocatoria, será válida la constitución de la Junta cualquiera que sea el capital concurrente a la misma".

A su vez, el artículo 103 de la citada Ley prevé que "Para que la junta general ordinaria o extraordinaria pueda acordar válidamente la emisión de obligaciones, el aumento o la reducción del capital, la transformación, fusión, o escisión de la sociedad y, en general, cualquier modificación de los estatutos sociales, será necesaria, en primera convocatoria, la concurrencia de accionistas presentes o representados que posean, al menos, el cincuenta por ciento del capital suscrito con derecho a voto". Por su parte, "En segunda convocatoria será suficiente la concurrencia del veinticinco por ciento de dicho capital".

Como única excepción al régimen previsto en la Ley de Sociedades Anónimas, el artículo 21.2 de los Estatutos Sociales aumenta el quórum de asistencia necesario "para la adopción de acuerdos sobre sustitución del objeto social, transformación, escisión total, disolución de la Sociedad y modificación de este párrafo segundo del presente artículo", en cuyo caso "habrán de concurrir a la Junta General, en primera convocatoria, las dos terceras partes del capital suscrito con derecho de voto y, en segunda convocatoria, el sesenta por ciento (60%) de dicho capital".

E.2. Explique el régimen de adopción de acuerdos sociales. Describa en qué se diferencia del régimen previsto en la LSA.

Procedimiento de deliberación y votación

El artículo 9 i) de la Ley de Sociedades Anónimas establece que en los estatutos sociales se hará constar "el modo de deliberar y adoptar sus acuerdos los órganos colegiados de la sociedad".

En lo referido a la Junta General, el artículo 27 de los Estatutos Sociales regula el modo de deliberar y adoptar los acuerdos sociales en los siguientes términos:

"1. Corresponde al Presidente dirigir la reunión de forma que se efectúen las deliberaciones conforme al orden del día; aceptar o rechazar nuevas propuestas en relación con los asuntos comprendidos en el orden del día; dirigir las deliberaciones concediendo el uso de la palabra a los accionistas que lo soliciten, retirándola o no concediéndola cuando considere que un determinado asunto está suficientemente debatido, no está incluido en el orden del día o dificulta el desarrollo de la reunión; señalar el momento de efectuar la votación; efectuar, asistido por el Secretario de la Junta General, el cómputo de las votaciones; proclamar el resultado de las mismas, suspender temporalmente la Junta General, clausurarla y, en general, todas las facultades, incluidas las de orden y disciplina, que son necesarias para el adecuado desarrollo de la Junta General.

2. El Presidente, aun cuando esté presente en la sesión, podrá encomendar la dirección del debate al Consejero que estime oportuno o al Secretario, quienes realizarán estas funciones en nombre del Presidente, el cual podrá avocarlas en cualquier momento. En caso de ausencia temporal o imposibilidad sobrevenida

asumirá las funciones del Presidente la persona que corresponda conforme a lo previsto en el apartado primero del artículo vigésimo quinto.

3. La votación se efectuará mediante mano alzada, si ello fuera necesario, pudiendo adoptarse los acuerdos por asentimiento general de la Junta, sin perjuicio de lo establecido en las disposiciones vigentes respecto de la necesidad de hacer constar en acta la oposición de los accionistas en su caso".

A su vez, el artículo 33 del Reglamento de la Junta General desarrolla el procedimiento de votación de las propuestas de acuerdo:

"1. Una vez finalizadas las intervenciones de los accionistas y facilitadas las respuestas a sus solicitudes de información conforme a lo previsto en este Reglamento, se someterán a votación las propuestas de acuerdos sobre los asuntos comprendidos en el orden del día o sobre aquellos otros que por mandato legal no sea preciso que figuren en él, incluyendo, en su caso, las formuladas por los accionistas durante el transcurso de la reunión.

El proceso de adopción de acuerdos se desarrollará siguiendo el orden del día previsto en la convocatoria. En primer lugar se someterán a votación las propuestas de acuerdo que en cada caso haya formulado el Consejo de Administración y a continuación, si procediere, se votarán las formuladas por otros proponentes siguiendo un orden de prioridad temporal. En todo caso, aprobada una propuesta de acuerdo, decaerán automáticamente todas las demás relativas al mismo asunto que sean incompatibles con ella, sin que, por tanto, proceda someterlas a votación.

Si se hubieren formulado propuestas relativas a asuntos sobre los que la Junta General pueda resolver sin que consten en el orden del día, el Presidente decidirá el orden en el que serán sometidas a votación.

No será necesario que el Secretario dé lectura previa a aquellas propuestas de acuerdo cuyos textos hubiesen sido facilitados a los accionistas al comienzo de la sesión, salvo cuando, para todas o alguna de las propuestas, lo considere conveniente el Presidente. En todo caso, se indicará a los asistentes el punto del orden del día al que se refiere la propuesta de acuerdo que se somete a votación.

2. Por regla general y sin perjuicio de que, a juicio del Presidente, puedan emplearse otros sistemas alternativos, la votación de las propuestas de acuerdos a que se refiere el apartado precedente se realizará a mano alzada, si ello fuera necesario, pudiendo no obstante adoptarse los acuerdos por asentimiento general de la Junta General, sin perjuicio de que los accionistas (o sus representantes) que deseen abstenerse, votar en contra o en blanco o hacer constar su oposición o dejar constancia de su abandono de la reunión con anterioridad a la votación de la propuesta de que se trate, así lo manifiesten ante el Notario (o, en su defecto, el Secretario) o personal que lo asista, para que, previa comprobación de su identidad y de las acciones propias o representadas que posean, se tome razón a efectos de su inclusión en el Acta de la Junta General. En todo caso, se tendrán también en consideración los votos válidamente emitidos a distancia que no hayan sido revocados".

Forma de ejercitar el derecho de voto

El artículo 105.4 de la Ley de Sociedades Anónimas (introducido por la Ley 26/2003, de 17 de Julio, de Transparencia) prevé que, de conformidad con lo que se disponga en los estatutos, los accionistas podrán votar "mediante correspondencia postal, electrónica o cualquier otro medio de comunicación a

distancia, siempre que se garantice debidamente la identidad del sujeto que ejerce su derecho de voto".

A fin de posibilitar a los accionistas el ejercicio del voto a distancia, el artículo 28 de los Estatutos Sociales reconoce a los accionistas el derecho a "emitir su voto sobre las propuestas relativas a puntos comprendidos en el orden del día por correo o mediante comunicación electrónica".

En particular, se establece que "El voto por correo se emitirá remitiendo a la Sociedad un escrito en el que conste éste, acompañado de la tarjeta de asistencia expedida por la entidad o entidades encargadas de la llevanza del registro de anotaciones en cuenta", mientras que "El voto mediante comunicación electrónica se emitirá bajo firma electrónica reconocida u otra clase de garantía que el Consejo de Administración estime idónea para asegurar la autenticidad y la identificación del accionista que ejercita el derecho al voto".

El artículo 28.4 de los Estatutos Sociales prevé que "El voto emitido por cualquiera de los medios previstos en los apartados anteriores habrá de recibirse por la Sociedad antes de las veinticuatro (24) horas del día inmediatamente anterior al previsto para la celebración de la Junta General en primera convocatoria. En caso contrario, el voto se tendrá por no emitido".

Por su parte, el apartado 5 del citado artículo faculta al Consejo de Administración "para desarrollar las previsiones anteriores estableciendo las reglas, medios y procedimientos adecuados al estado de la técnica para instrumentar la emisión del voto y el otorgamiento de la representación por medios electrónicos, ajustándose en su caso a las normas que se dicten al efecto". Asimismo se prevé que "Las reglas de desarrollo que adopte el Consejo de Administración al amparo de lo dispuesto en el presente apartado se publicarán en la página Web de la Sociedad".

Finalmente, el artículo 28.7 de los Estatutos Sociales reconoce a los accionistas la posibilidad de revocar el voto emitido a distancia, precisándose en el artículo 32.4 del Reglamento de la Junta General que "El voto emitido a distancia a que se refiere este artículo quedará sin efecto:

a) Por revocación posterior y expresa efectuada por el mismo medio empleado para la emisión y dentro del plazo establecido para ésta.
b) Por asistencia personal a la reunión del accionista que lo hubiera emitido o de su representante".

Restricciones al derecho de voto

El artículo 29.1 in fine de los Estatutos Sociales prevé que "Cada acción con derecho a voto presente o representada en la Junta General dará derecho a un voto".

De conformidad con lo dispuesto en el artículo 105.2 de la Ley de Sociedades Anónimas, se establece un límite máximo de votos a emitir por un mismo accionista, prohibiéndose asimismo el ejercicio del voto a los accionistas que incurran en determinadas situaciones de conflicto de interés con la Sociedad.

En este sentido, el artículo 29.3 de los Estatutos Sociales establece que "ningún accionista podrá emitir un número de votos superior a los que correspondan a acciones que representen un porcentaje del diez por ciento (10%) del Capital Social, aún cuando el número de acciones que posea exceda de dicho porcentaje del capital. Esta limitación no afecta a los votos correspondientes a las acciones respecto de las cuales un accionista ostenta la representación como consecuencia

de lo previsto en el artículo vigésimo tercero de estos Estatutos Sociales, si bien, en relación con el número de votos correspondientes a las acciones de cada accionista representado será también de aplicación la limitación antes establecida".

Asimismo, el artículo 29.4 de los Estatutos prevé que "La limitación establecida en el apartado anterior será también de aplicación al número de votos que, como máximo, podrán emitir, sea conjuntamente, sea por separado, dos o más entidades o sociedades accionistas pertenecientes a un mismo grupo. Dicha limitación será igualmente aplicable al número de votos que podrán emitir, sea conjuntamente o por separado, una persona física y la entidad, entidades o sociedades accionistas controladas por dicha persona física. Se entenderá que existe grupo cuando concurran las circunstancias establecidas en el artículo cuatro de la Ley del Mercado de Valores y, asimismo, que una persona física controla una o varias entidades o sociedades, cuando se den las circunstancias de control que el citado artículo cuatro exige."

Finalmente, el apartado 5 del citado artículo establece que "Las acciones que, por aplicación de lo dispuesto en los apartados precedentes, queden privadas del derecho de voto, se deducirán de las acciones asistentes a la Junta General a los efectos de determinar el número de acciones sobre el que se computarán las mayorías necesarias para la adopción de los acuerdos que se sometan a la Junta General."

Por su parte, el artículo 30 de los Estatutos Sociales prevé que "Los accionistas que participen en un proceso de fusión o escisión con la sociedad o que estén llamados a suscribir una ampliación de capital con exclusión del derecho de suscripción preferente o a adquirir por cesión global el conjunto de los activos de la Sociedad, no podrán ejercitar su derecho de voto para la adopción de dichos acuerdos por la Junta General."

Esta disposición añade que "Lo previsto en el apartado anterior será igualmente aplicable cuando los acuerdos afecten, (i) en el caso de un accionista persona física, a las entidades o sociedades controladas por dicha persona física, y (ii) en el supuesto de accionistas personas jurídicas, a las entidades o sociedades pertenecientes a su grupo (en el sentido indicado en el apartado cuarto del artículo vigésimo noveno), aun cuando estas últimas sociedades o entidades no sean accionistas".

Por último, se establece que "Si el accionista incurso en la prohibición de voto anteriormente prevista asistiera a la Junta General, sus acciones se deducirán de las acciones asistentes a la Junta General a los efectos de determinar el número de acciones sobre el que se computará la mayoría necesaria para la aprobación del acuerdo respecto del cual se halla en conflicto de interés".

De conformidad con el artículo 54 de los Estatutos, estas restricciones quedarán sin efecto "cuando concurran las siguientes circunstancias:

(a) que la Sociedad haya sido objeto de una oferta publica de adquisición (opa) dirigida a la totalidad del capital; y
(b) que, como consecuencia de la opa, siempre que su contraprestación hubiera sido íntegramente en metálico, una persona física o jurídica, o varias actuando en concierto, alcancen una participación de las dos terceras partes del capital con derecho a voto de la Sociedad; o, alternativamente,
(c) que, como consecuencia de la opa, y siempre que su contraprestación hubiera consistido, en todo o en parte, en valores, sin previsión de la facultad alternativa del destinatario de recibirla íntegramente en metálico, una persona física o jurídica, o

varias actuando en concierto, alcancen una participación de las tres cuartas partes del capital con derecho a voto de la Sociedad."

El artículo 55 de los Estatutos precisa que la supresión de dichas limitaciones será efectiva a partir de la fecha en que se publique el resultado de la liquidación de la oferta en el Boletín de Cotización de la Bolsa de Bilbao, quedando los administradores de la Sociedad facultados para -y obligados a- otorgar la escritura pública en la que se formalice la correspondiente modificación estatutaria y tramitar su inscripción en el Registro Mercantil.

Mayoría exigible para la toma de decisiones

El artículo 29.1 de los Estatutos prevé que "La Junta General, ordinaria o extraordinaria, adoptará sus acuerdos con las mayorías exigidas por la Ley de Sociedades Anónimas, de votos presentes o representados".

En este sentido, se precisa en el apartado 2 del citado artículo que "La mayoría necesaria para aprobar un acuerdo requerirá el voto favorable de la mitad más uno de las acciones con derecho a voto presentes o representadas en la Junta General. Quedan a salvo los supuestos en que la Ley o estos Estatutos Sociales estipulen una mayoría superior".

De conformidad con lo dispuesto en el artículo 103.2 de la Ley de Sociedades Anónimas, cuando en segunda convocatoria concurran accionistas que representen menos del cincuenta por ciento del capital suscrito con derecho a voto, los acuerdos relativos a la emisión de obligaciones, el aumento o la reducción del capital, la transformación, fusión o escisión de la sociedad y, en general cualquier modificación de los estatutos sociales sólo podrán adoptarse válidamente con el voto favorable de los dos tercios del capital presente o representado en la Junta.

Por otra parte, el artículo 56 de los Estatutos Sociales prevé que los acuerdos que tengan por objeto la supresión o modificación de las normas contenidas en el Título III (relativo a la neutralización de limitaciones en caso de ofertas públicas de adquisición), en el artículo 29 (apartados 3 a 5) y en el artículo 30 requerirán del voto favorable de las tres cuartas partes del capital presente en la Junta General.

Finalmente, de acuerdo con el artículo 34.3 del Reglamento de la Junta General, "A efectos de determinar el número de acciones sobre el que se computará la mayoría necesaria para la aprobación de los distintos acuerdos, se considerarán como acciones concurrentes, presentes y representadas en la reunión, todas aquellas que figuren en la lista de asistentes deducidas: (I) las acciones cuyos titulares o representantes hayan abandonado la reunión con anterioridad a la votación de la propuesta de acuerdo o acuerdos de que se trate y hayan dejado constancia de tal abandono ante el Notario o, en su defecto, el Secretario o el personal que lo asista; y (II) las acciones que, por aplicación de lo dispuesto en los artículos vigésimo noveno y trigésimo de los Estatutos Sociales, queden privadas del derecho de voto con carácter general o para el acuerdo concreto de que se trate".

E.3. Relacione los derechos de los accionistas en relación con las juntas generales, que sean distintos a los establecidos en la LSA.

Derecho de información

Además de los derechos establecidos en la Ley de Sociedades Anónimas en materia de información, el artículo 20.4 de los Estatutos Sociales prevé que "En la convocatoria de la Junta General Ordinaria se indicará que cualquier accionista puede obtener de la Sociedad, de forma inmediata y gratuita, los documentos que

han de ser sometidos a la aprobación de la misma, así como el Informe de Gestión y el Informe de los Auditores de Cuentas".

Asimismo, de acuerdo con el apartado 5 del mismo artículo, "Cuando la Junta General haya de tratar de la modificación de los Estatutos Sociales, en el anuncio de la convocatoria, además de las menciones que en cada caso exige la Ley, se hará constar el derecho que corresponde a todos los accionistas de examinar en el domicilio social el texto íntegro de la modificación propuesta y del informe sobre la misma y de pedir la entrega o el envío gratuito de dichos documentos".

A efectos de facilitar el ejercicio del derecho de información con anterioridad a la celebración de la Junta General, el artículo 9 del Reglamento de este Órgano contempla la posibilidad de realizar las solicitudes de información "mediante la entrega de la petición en el domicilio social o mediante su envío a la Sociedad por correspondencia postal u otros medios de comunicación electrónica o telemática a distancia dirigidos a la dirección que especifique el correspondiente anuncio de convocatoria o, en defecto de dicha especificación, a la Oficina del Accionista", regulando el contenido y la forma de la petición de información.

Los accionistas podrán utilizar la página Web para ejercitar estos derechos, así como para consultar cualquier información relevante que puedan precisar en el ejercicio de sus derechos en la Junta General.

Por lo que se refiere al ejercicio de este derecho durante la celebración de la Junta General, el artículo 17 de su Reglamento prevé que "En el local señalado para la celebración de la Junta y en lugar visible la Sociedad instalará una Oficina del Accionista con la finalidad de (i) atender las cuestiones que, sobre el desarrollo del acto de la Junta, planteen los asistentes antes del inicio de la sesión, sin perjuicio de los derechos de voz, propuesta y voto que legal y estatutariamente corresponden a los accionistas, y (ii) atender e informar a los asistentes y a los accionistas que deseen hacer uso de la palabra, elaborando al efecto la lista de los que previamente manifiesten su deseo de intervenir, así como recopilando el texto de sus exposiciones, si dispusieran de ellas por escrito".

Derechos de asistencia y representación

En esta materia, el artículo 23.2 de los Estatutos Sociales prevé que "La representación podrá otorgarse mediante correspondencia postal o electrónica, siendo de aplicación en este caso lo prevenido en el artículo vigésimo octavo siguiente de los Estatutos Sociales para la emisión del voto por los citados medios, en la medida en que no sea incompatible con la naturaleza de la representación".

Además, el artículo 24.2 de los Estatutos Sociales prevé que "La asistencia a la Junta General podrá realizarse bien acudiendo al lugar en que vaya a realizarse la reunión, bien en su caso a otros lugares que haya dispuesto la Sociedad, indicándolo así en la convocatoria, y que se hallen conectados con aquél por sistemas de videoconferencia que permitan el reconocimiento e identificación de los asistentes, la permanente comunicación entre los concurrentes independientemente del lugar en que se encuentren, así como la intervención y emisión del voto. El lugar principal deberá estar situado en el término municipal del domicilio social, no siendo ello necesario para los lugares accesorios. Los asistentes a cualquiera de los lugares se considerarán, a todos los efectos relativos a la Junta General, como asistentes a la misma y única reunión".

Derecho de voto a distancia

En su artículo 28, los Estatutos Sociales reconocen igualmente a los accionistas con derecho de asistencia y voto la posibilidad de "emitir su voto sobre las propuestas relativas a puntos comprendidos en el orden del día por correo o mediante comunicación electrónica", desarrollándose las reglas relativas a la emisión del voto a distancia en el artículo 32 del Reglamento de la Junta General.

E.4. Indique, en su caso, las medidas adoptadas para fomentar la participación de los accionistas en las juntas generales.

Además de los derechos de información, asistencia, así como representación y voto a distancia enumerados en el apartado anterior, la Compañía desarrolla una política de fomento de la participación de los accionistas en la Junta General con las siguientes medidas:

- Publicación del anuncio de convocatoria en numerosos medios de comunicación, superando las exigencias legales y estatutarias, garantizando una extensa difusión.

- Difusión en la prensa del anuncio de no poder celebrarse la reunión en primera convocatoria, emplazando a los accionistas a acudir en segunda convocatoria.

- Prácticas seguidas para incentivar la asistencia mediante la entrega de obsequios e, incluso, el pago de primas de asistencia.

- Celebración de la Junta General en un local con las mejores condiciones para el desarrollo y seguimiento de la reunión, con un gran aforo y ubicado en el centro de la localidad en la que se encuentra el domicilio social.

- En caso necesario, está prevista la utilización de lugares accesorios para la asistencia a la Junta General conectados con el lugar principal por sistemas de videoconferencia que permitan el reconocimiento e identificación de los asistentes, la permanente comunicación entre los concurrentes independientemente del lugar en que se encuentren, así como la intervención y emisión del voto.

- Contratación de los servicios de agencias e intermediarios financieros para la mejor distribución de la información de la Junta entre nuestra amplia base de inversores institucionales e internacionales.

- Asistencia y orientación personalizada a los accionistas que deseen intervenir, a través del personal de la Oficina del Accionista.

- Puesta a disposición de los accionistas de medios para la traducción de las diferentes intervenciones.

- Posibilidad de acceder a la transmisión en directo de la reunión a través de la página Web www.iberdrola.com.

E.5. Indique si el cargo de presidente de la junta general coincide con el cargo de presidente del consejo de administración. Detalle, en su caso, qué medidas se adoptan para garantizar la independencia y buen funcionamiento de la junta general:

SÍ [X] NO [ ]

Detalle las medidas

- A iniciativa propia, el Consejo de Administración tradicionalmente requiere la presencia de un Notario para que asista a la celebración de la Junta General y levante acta de la reunión (artículo 8.6 del Reglamento de la Junta General de Accionistas). En consecuencia, el Presidente y el Secretario de la Junta General no intervienen en la elaboración del acta, que se encomienda a un fedatario público, con la consiguiente garantía de neutralidad para los accionistas.

- Por lo que se refiere a la verificación de la válida constitución de la reunión, la Sociedad dispone de los sistemas necesarios para realizar el control y cómputo informático de las representaciones y votos a distancia (por correo o por comunicación electrónica), así como para la confección de la lista de asistentes -presentes y representados- a la Junta General, que se incorpora en soporte informático al acta de la reunión, y el cómputo del quórum de constitución y adopción de acuerdos (artículo 16.2 del Reglamento de la Junta General de Accionistas).

Con este fin, la Sociedad elabora y propone a las entidades participantes en la Sociedad de Gestión de Sistemas de Registro, Compensación y Liquidación de Valores, S.A. (Iberclear) el formato de la tarjeta de asistencia que debe expedirse a favor de los accionistas, procurando que las tarjetas emitidas sean uniformes e incorporen un código de barras u otro sistema que permita realizar su lectura electrónica para facilitar el cómputo informático de los asistentes a la reunión (artículo 12.2 del Reglamento de la Junta General de Accionistas).

Estos mismos sistemas informáticos sirven por tanto para resolver las dudas, aclaraciones o reclamaciones que pudieran suscitarse en relación con la lista de asistentes.

- Por su parte, los accionistas disponen del apoyo del personal de la Oficina del Accionista desde su acceso al local (artículo 18.1 del Reglamento de la Junta General), disponiendo permanentemente de la asistencia de este equipo para resolver cualquier duda y facilitar su intervención en la Junta General, según lo indicado en el apartado E.3 del presente Informe.

- En cuanto a la actuación del Presidente en el turno de intervención de los accionistas, de conformidad con el artículo 27.3 del Reglamento de la Junta General, en ejercicio de sus facultades de ordenación del desarrollo de la Junta General:

a) podrá prorrogar, cuando lo estime oportuno, el tiempo inicialmente asignado a cada accionista;
b) podrá solicitar a los intervinientes que aclaren cuestiones que no hayan sido comprendidas o no hayan quedado suficientemente explicadas durante la intervención;
c) podrá llamar al orden a los accionistas intervinientes para que circunscriban su intervención a los asuntos propios de la Junta General y se abstengan de realizar manifestaciones improcedentes o de ejercitar de un modo abusivo u obstruccionista su derecho;
d) podrá anunciar a los intervinientes que está próximo a concluir el tiempo de su intervención para que puedan ajustar su discurso y, cuando hayan consumido el tiempo concedido para su intervención o, si persisten en las conductas descritas en el párrafo anterior, podrá retirarles el uso de la palabra y, si considerase que su intervención puede alterar el adecuado orden y normal desarrollo de la reunión, podrá instarles a que abandonen el local y, en su caso, adoptar las medidas que procedan para el cumplimiento de esta previsión; y
e) podrá denegar la concesión del uso de la palabra cuando considere que un determinado asunto está suficientemente debatido, no está incluido en el orden del día o dificulta el desarrollo de la reunión.

La citada disposición también encomienda al Presidente el mantenimiento del orden en la sala, "para permitir que los intervinientes puedan realizar su exposición sin interrupciones indebidas".

- Ante la posibilidad de que se produjeran circunstancias extraordinarias en el curso de la reunión, que transitoriamente impidieran su normal desarrollo, el artículo 30.1 del citado Reglamento faculta al Presidente de la Junta General para "acordar la suspensión de la sesión durante el tiempo que considere adecuado, nunca superior a dos (2) horas, con el fin de procurar el restablecimiento de las condiciones necesarias para su continuación".

- Por su parte, el artículo 31.1 del Reglamento de la Junta General faculta a los asistentes a la reunión para acordar la prórroga de sus sesiones durante uno o más días consecutivos, a propuesta de los administradores o a solicitud de accionistas que representen, al menos, la cuarta parte del capital presente.

E.6. Indique, en su caso, las modificaciones introducidas durante el ejercicio en el reglamento de la junta general.

El Reglamento de la Junta General fue aprobado por la Junta General de Accionistas celebrada el 3 de Abril de 2004, sin que se haya registrado modificación alguna desde su aprobación.

No obstante, el Consejo de Administración ha sometido a la Junta General de Accionistas convocada para el 29 de Marzo de 2006, en primera convocatoria, y 30 de Marzo de 2006, en segunda convocatoria, la propuesta de modificar los Estatutos Sociales y el Reglamento de la Junta General, con objeto de ampliar de 15 días a 1 mes el plazo de convocatoria de la Junta y de reconocer a los

accionistas el derecho a solicitar la inclusión de nuevos puntos en el Orden del Día, de acuerdo con lo dispuesto en la Ley 19/2005, de 14 de Noviembre, sobre la sociedad anónima europea domiciliada en España.

Por otro lado, el Consejo también ha sometido a la Junta General de Accionistas de 2006 la propuesta de modificar los Estatutos Sociales y el Reglamento de la Junta General, a fin de eliminar el requisito relativo al número mínimo de acciones que dan derecho a asistir a la Junta General de Accionistas.

E.7. Indique los datos de asistencia en las juntas generales celebradas en el ejercicio al que se refiere el presente informe:

Datos de asistencia

Fecha Junta General	% de presencia física	% en representación	% voto a distancia	Total %
18-03-2005	25,470	26,820	0,030	52

E.8. Indique brevemente los acuerdos adoptados en las juntas generales celebrados en el ejercicio al que se refiere el presente informe y porcentaje de votos con los que se ha adoptado cada acuerdo.

JUNTA GENERAL DE 18 DE MARZO DE 2005

Primero.- Examen y aprobación, en su caso:

a).- De las Cuentas Anuales (Balance, Cuenta de Pérdidas y Ganancias y Memoria) individuales de la Sociedad y de las consolidadas de la Sociedad y sus Sociedades dominadas, referidas al Ejercicio cerrado al 31 de diciembre de 2004. (VOTOS A FAVOR: 99,01% DEL CAPITAL PRESENTE Y REPRESENTADO).

b).- De los Informes de Gestión de la Sociedad y de su Grupo consolidado cerrados al 31 de diciembre de 2004, así como de la gestión social del mencionado ejercicio. (VOTOS A FAVOR: 99,04% DEL CAPITAL PRESENTE Y REPRESENTADO).

Segundo.- Aplicación del resultado y distribución del dividendo correspondiente al Ejercicio cerrado al 31 de diciembre de 2004. (VOTOS A FAVOR: 99,84% DEL CAPITAL PRESENTE Y REPRESENTADO).

Tercero.- Delegación a favor del Consejo de Administración, por el plazo de cinco años, de la facultad de emitir: a) bonos u obligaciones simples y otros valores de renta fija de análoga naturaleza (distintos de los pagarés), así como participaciones preferentes, con el límite máximo de cinco mil (5.000) millones de euros y b) pagarés con el límite máximo, independiente del anterior, de tres mil (3.000) millones de euros; y autorización para que la Sociedad pueda garantizar, dentro de los límites anteriormente señalados, las nuevas emisiones de valores que efectúen las Sociedades dominadas, dejando sin efecto, en la cuantía no utilizada, la delegación acordada por la Junta General de 3 de abril de 2004. (VOTOS A FAVOR: 98,15% DEL CAPITAL PRESENTE Y REPRESENTADO).

Cuarto.- Autorización al Consejo de Administración para la adquisición derivativa de acciones propias por parte de la Sociedad y/o por parte de sus Sociedades dominadas en los términos previstos por la Ley, dejando sin efecto, en la cuantía no utilizada, la autorización concedida por la Junta General de 3 de abril de 2004. Reducción del capital social y consecuente modificación del artículo 5 de los Estatutos Sociales. (VOTOS A FAVOR: 99,11% DEL CAPITAL PRESENTE Y REPRESENTADO).

Quinto.- Autorización al Consejo de Administración para solicitar la admisión y exclusión de negociación en los mercados secundarios organizados, españoles o extranjeros, de las acciones, obligaciones u otros valores emitidos o que se emitan, así como para adoptar los acuerdos que resulten necesarios para la permanencia en cotización de las acciones, obligaciones u otros valores en circulación de la Sociedad. (VOTOS A FAVOR: 99,84% DEL CAPITAL PRESENTE Y REPRESENTADO).

Sexto.- Autorización al Consejo de Administración para la constitución y dotación de Asociaciones y Fundaciones de conformidad con la normativa vigente, facultando al Consejo de Administración para su ejecución. (VOTOS A FAVOR: 99,07% DEL CAPITAL PRESENTE Y REPRESENTADO).

Séptimo.- Reelección de Deloitte & Touche España, S.L. como Auditor de Cuentas de la Sociedad y de su Grupo Consolidado para el Ejercicio 2005. (VOTOS A FAVOR: 98,74% DEL CAPITAL PRESENTE Y REPRESENTADO).

Octavo.- Ratificación del nombramiento de D. Sebastián Battaner Arias como Consejero designado por cooptación. (VOTOS A FAVOR: 99,03% DEL CAPITAL PRESENTE Y REPRESENTADO).

Noveno.- Reelección parcial de Consejeros:

a).- Reelección del Vicepresidente Ejecutivo y Consejero Delegado, D. José Ignacio Sánchez Galán. (VOTOS A FAVOR: 97,08% DEL CAPITAL PRESENTE Y REPRESENTADO).

b).- Reelección del Consejero D. Víctor de Urrutia Vallejo. (VOTOS A FAVOR: 97,08% DEL CAPITAL PRESENTE Y REPRESENTADO).

c).- Reelección del Consejero D. Ricardo Álvarez Isasi. (VOTOS A FAVOR: 97,08% DEL CAPITAL PRESENTE Y REPRESENTADO).

d).- Reelección del Consejero D. José Ignacio Berroeta Echevarría. (VOTOS A FAVOR: 97,08% DEL CAPITAL PRESENTE Y REPRESENTADO).

e).- Reelección del Consejero D. Juan Luis Arregui Ciársolo. (VOTOS A FAVOR: 97,08% DEL CAPITAL PRESENTE Y REPRESENTADO).

f).- Reelección del Consejero D. Julio de Miguel Aynat. (VOTOS A FAVOR: 97,08% DEL CAPITAL PRESENTE Y REPRESENTADO).

g).- Reelección del Consejero D. Sebastián Battaner Arias. (VOTOS A FAVOR: 97,08% DEL CAPITAL PRESENTE Y REPRESENTADO).

Décimo.- Autorización al Consejo de Administración de la Sociedad, en los más amplios términos, para el pleno desarrollo y ejecución de los anteriores acuerdos, incluyendo expresamente el ejercicio de las facultades de interpretar, subsanar y completar los mismos y su elevación a públicos, así como la de sustituir las facultades concedidas por la Junta. (VOTOS A FAVOR: 99,10% DEL CAPITAL PRESENTE Y REPRESENTADO).

E.9. Indique, en su caso, el número de acciones que son necesarias para asistir a la Junta General y si al respecto existe alguna restricción estatutaria.

De acuerdo con lo dispuesto en los apartados 1 y 2 del artículo 22 de los Estatutos Sociales:

"1. Podrán asistir a la Junta General y tomar parte en sus deliberaciones, con derecho a voz y voto, los accionistas que posean cien (100) o más acciones con derecho a voto. Los que poseyeren menor número de acciones podrán agruparse y dar su representación a otro accionista que con ella complete cien (100) acciones o más.

2. Para el ejercicio del derecho de asistencia, los accionistas deberán tener las acciones inscritas a su nombre en el correspondiente registro de anotaciones en cuenta con cinco (5) días de antelación a aquél en que haya de celebrarse la Junta General. Esta circunstancia deberá acreditarse por medio de la oportuna tarjeta de asistencia o certificado de legitimación expedido por la entidad o entidades encargadas de la llevanza del registro de anotaciones en cuenta, o en cualquier otra forma admitida por la legislación vigente."

No obstante, el Consejo de Administración ha sometido a la Junta General de Accionistas convocada para el 29 de Marzo de 2006, en primera convocatoria, y 30 de Marzo de 2006, en segunda convocatoria, la propuesta de modificar los Estatutos Sociales y el Reglamento de la Junta General, con objeto de eliminar el requisito relativo al número mínimo de acciones que dan derecho a asistir a la Junta General de Accionistas.

E.10. Indique y justifique las políticas seguidas por la sociedad referente a las delegaciones de voto en la junta general.

En primer lugar, la Sociedad tiene la política de fomentar la asistencia de los accionistas a la Junta General.

Respecto a la delegación de voto, el artículo 12.2 del Reglamento de la Junta General prevé que la Sociedad propondrá a las entidades participantes en la Sociedad de Gestión de Sistemas de Registro, Compensación y Liquidación de Valores, S.A. (Iberclear) el formato de la tarjeta de asistencia que debe expedirse a favor de los accionistas, "así como la fórmula a la que deberá ajustarse tal documento para delegar la representación en la reunión a favor de otro accionista, que deberá también prever el sentido del voto del representante para cada una de las propuestas de acuerdo formuladas por el Consejo de Administración para cada punto del Orden del Día, en caso de ausencia de instrucciones específicas del accionista representado."

El Consejo de Administración convoca la Junta General de Accionistas, estableciendo en este sentido que la representación para asistir a la Junta General podrá conferirse mediante la utilización de la siguiente fórmula:

"Confiero mi representación para esta Junta General al accionista .... o, en defecto de designación expresa, al Presidente del Consejo de Administración de la Sociedad, que votará favorablemente las propuestas incluidas en el Orden del Día y aquellas otras que puedan presentarse válidamente, en el mismo sentido que proponga el Consejo de Administración, salvo que se indiquen otras instrucciones de voto en el siguiente cuadro. En el supuesto de que se produjera conflicto de interés del representante en la votación de algunos de los puntos que se sometan a la Junta General, autorizo al representante para que pueda designar a un tercer accionista que ejerza la representación".

En consecuencia, la representación podrá ser conferida al Presidente del Consejo de Administración, en su condición de accionista, cuyo especial conocimiento de la marcha de la Sociedad le permite actuar de conformidad con el interés común a todos los accionistas, así como tomar en consideración los restantes intereses legítimos, públicos o privados, que confluyen en el desarrollo de la actividad empresarial.

Asimismo, el accionista podrá autorizar expresamente al representante para que, en el supuesto de que se produjera conflicto de interés del representante en la votación de alguno de los puntos que se sometan a la Junta General, pueda designar a un tercer accionista que ejerza la representación.

Sin perjuicio de la posibilidad de redactar unas instrucciones más detalladas, el espacio destinado en la tarjeta de asistencia a las instrucciones de voto permite a los accionistas colocar una señal en la correspondiente casilla para votar a favor, en contra, en blanco o abstenerse, a fin de facilitar las indicaciones que el accionista representado quiera trasladar al representante. De esta forma, las instrucciones de voto pueden registrarse con facilidad en el correspondiente sistema informático.

De acuerdo con lo dispuesto en los artículos 23 de los Estatutos Sociales y 11 del Reglamento de la Junta General, los accionistas disponen de las siguientes alternativas para acreditar la delegación conferida ante la Sociedad:

a) Mediante la presentación de la tarjeta de asistencia o certificado de legitimación en las mesas de registro de entrada de accionistas, en el lugar y día señalado para la celebración de la Junta General.

b) Mediante correspondencia postal dirigida a la Sociedad, en la que conste la delegación de la representación cumplimentada y firmada, suscribiendo para ello la correspondiente tarjeta de asistencia.

c) Mediante correspondencia electrónica emitida bajo la firma electrónica reconocida del accionista, por medio de comunicación a la Sociedad a través de la página Web www.iberdrola.com, en la que se detallará tanto la identidad del accionista representante, como la de su representado.

Con independencia de la vía por la que se hayan recibido, todas las delegaciones se registran mediante una aplicación informática, con la que se realiza el control y cómputo de las representaciones e instrucciones de voto, se confecciona la lista de asistentes y se verifica el quórum de constitución y adopción de acuerdos, de acuerdo con lo previsto en el artículo 16.2 del Reglamento de la Junta General.

E.11. Indique si la compañía tiene conocimiento de la política de los inversores institucionales de participar o no en las decisiones de la sociedad:

SÍ [ ] NO [X]

Describa la política

E.12. Indique la dirección y modo de acceso al contenido de gobierno corporativo en su página web.

www.iberdrola.com/información para accionistas e inversores

F GRADO DE SEGUIMIENTO DE LAS RECOMENDACIONES DE GOBIERNO CORPORATIVO

Indique el grado de cumplimiento de la sociedad respecto de las recomendaciones de gobierno corporativo existentes, o, en su caso, la no asunción de dichas recomendaciones.

En el supuesto de no cumplir con alguna de ellas, explique las recomendaciones, normas, prácticas o criterios, que aplica la sociedad.

En tanto el documento único al que se refiere la ORDEN ECO/3722/2003, de 26 de diciembre, no sea elaborado, deberán tomarse como referencia para completar este apartado las recomendaciones del Informe Olivencia y del Informe Aldama.1.- Instrumentos de información:

Recomendación	Cumplimiento	Información
Página Web	SI	E.12

2.- Junta General:

Recomendación	Cumplimiento	Información
Reglamento de la Junta General de Accionistas	SI	E.6
Convocatoria con tiempo suficiente y disposición a través de la página Web del orden del día, propuestas de acuerdos e información a disposición del accionista durante el período de preparación	SI	E.3
Celebración y desarrollo de la Junta, fomentando la participación de los accionistas	SI	E.4

3.- Consejo de Administración:

Recomendación	Cumplimiento	Información
Reglamento del Consejo	SI	B.1.13
Conflictos de interés	SI	C.4, C.5
Tamaño: número razonable de miembros	SI	B.1.2, G
Tipología de Consejeros	SI	B.1.3
Separación Presidente - Consejero Delegado	SI	B.1.16
Limite de edad de los Consejeros	SI	B.1.20
Composición del Consejo de Administración	SI	B.1.3
Existencia de Comisiones del Consejo	SI	B.2.2
Composición de la Comisión Ejecutiva Delegada	SI	B.2.2

Composición de la Comisión de Auditoría y Cumplimiento	SI		B.2.2	
Reglamento de la Comisión de Auditoría y Cumplimiento	SI		B.2.5	
Informe Anual de Actividades de la Comisión de Auditoría y Cumplimiento		SI		B.2.5
Composición de la Comisión de Nombramientos y Retribuciones	SI		B.2.2	
Reglamento de la Comisión de Nombramientos y Retribuciones	SI		B.2.5	
Informe Anual de Actividades de la Comisión de Nombramientos y Retribuciones		SI		B.2.5
Limitación de retribución mediante entrega de acciones		SI		B.1.11
Retribución del Consejo	SI		B.1.8	
Retribución de la Alta Dirección	SI		B.1.9	
Secretario del Consejo		SI		B.1.27, G

4.- Formulación de cuentas anuales y estados financieros trimestrales y semestrales:

Recomendación	Cumplimiento		Información	
Certificación de las cuentas anuales por Vicepresidente Consejero Delegado y Director de Administración, Control y Regulación		SI		B.1.24
Aprobación por el Consejo de la información periódica previo informe de la Comisión de Auditoría y Cumplimiento	SI		B.1.25, B.1.26, B.2.3	
Independencia del auditor de cuentas		SI		B.1.28, B.2.3
No formulación de salvedades		SI		B.1.25
Publicidad de los honorarios del auditor		SI		B.1.29

5.- Observaciones:

Tamaño del Consejo de Administración: número razonable de miembros

Desde 1991, el número de Consejeros ha descendido de 40 a 19, por debajo del máximo fijado en el artículo 36.1 de los Estatutos Sociales.

La Compañía ha manifestado públicamente su compromiso de continuar con esta política de reducción del número de Consejeros en consonancia con las recomendaciones de buen gobierno.

Existencia de Comisiones del Consejo

En relación con las comisiones del Consejo de Administración, el Informe Aldama establece que "las Comisiones cuya constitución procedería para el mejor gobierno corporativo, y sin perjuicio de cuantas otras puedan constituir las sociedades o del desglose en varias Comisiones de las que a continuación se describen, serían las siguientes: (i) la Comisión Ejecutiva o Delegada, con funciones ejecutivas para la adopción de acuerdos vinculantes para la sociedad dentro del ámbito de su delegación; (ii) las Comisiones de Auditoría y Control, de Nombramientos y Retribuciones y, en su caso, de Estrategia e Inversiones, con funciones únicamente de informe y propuesta al Consejo de Administración y aquellas otras que, en el ámbito interno de sus competencias, les atribuyan la Ley, los Estatutos o el Reglamento del Consejo".

En línea con la anterior recomendación, tal y como prevé el artículo 42 de los Estatutos Sociales y como se describe en el apartado B.2.3 del presente Informe, el Consejo de Administración de Iberdrola ha decidido crear y mantener en su seno las siguientes comisiones:

- una Comisión Ejecutiva Delegada;
- una Comisión de Auditoría y Cumplimiento; y
- una Comisión de Nombramientos y Retribuciones.

En particular, la Comisión Ejecutiva Delegada, que se ha reunido en 21 ocasiones durante el ejercicio 2005, desempeña, entre otras funciones, las propias de una COMISIÓN DE ESTRATEGIA E INVERSIONES, en la medida en que invierte la mayor parte de su tiempo en la propuesta o informe al Consejo de todas aquellas decisiones estratégicas, inversiones y desinversiones, que sean de relevancia para la Sociedad o para el Grupo, valorando su adecuación al presupuesto y al Plan Estratégico y realizando un análisis y seguimiento de los riesgos de negocio.

G OTRAS INFORMACIONES DE INTERÉS

Si considera que existe algún principio o aspecto relevante relativo a las prácticas de gobierno corporativo aplicado por su sociedad, que no ha sido abordado por el presente Informe, a continuación, mencione y explique su contenido.

Dentro de este apartado podrá incluirse cualquier otra información, aclaración o matiz, relacionados con los anteriores apartados del informe, en la medida en que sean relevantes y no reiterativos.

En concreto, indique si la sociedad está sometida a legislación diferente a la española en materia de gobierno corporativo y, en su caso, incluya aquella información que esté obligada a suministrar y sea distinta de la exigida en el presente informe. Aclaraciones:

Apartado A.1

- La Junta General de Accionistas celebrada el 16 de Junio de 2001 facultó al Consejo de Administración de la Sociedad para aumentar el capital social en la mitad de la cifra existente a dicha fecha, mediante la emisión de nuevas acciones cuya contraprestación consista en aportaciones dinerarias o transformación de reservas de libre disposición,

con atribución de la facultad de excluir el derecho de suscripción preferente. El plazo por el que se concedió esta facultad, que no ha sido ejercitada, vencerá el 16 de Junio de 2006.

- La Junta General Ordinaria celebrada el 3 de Abril de 2004 acordó delegar a favor del Consejo de Administración por un plazo de 5 años la facultad de emitir obligaciones o bonos canjeables y/o convertibles por acciones de la Sociedad, y warrants sobre acciones de nueva emisión o acciones en circulación de la Sociedad, con el límite máximo de mil (1.000) millones de euros, con atribución, en el caso de las obligaciones convertibles y los warrants sobre acciones de nueva emisión, de la facultad de excluir el derecho de suscripción preferente de los accionistas y titulares de valores convertibles.

- Esta última Junta General acordó, asimismo, delegar a favor del Consejo de Administración por un plazo de 5 años la facultad de emitir bonos canjeables y/o convertibles por acciones de la Sociedad, y warrants sobre acciones de nueva emisión o acciones en circulación de la Sociedad con el límite máximo de mil (1.000) millones de euros, sin atribución de la facultad de excluir el derecho de suscripción preferente de los accionistas y titulares de valores convertibles.

- Finalmente, el Consejo de Administración ha sometido a la Junta General de Accionistas convocada para el 29 de Marzo de 2006, en primera convocatoria, y 30 de Marzo de 2006, en segunda convocatoria, la propuesta de autorizar al Consejo de Administración para que, dentro del plazo máximo de cinco años, y si lo estima conveniente, pueda aumentar el capital social hasta la mitad del actual capital social, en una o varias veces, y en la oportunidad y cuantía que considere adecuadas, con atribución de la facultad de excluir el derecho de suscripción preferente, dejando sin efecto la autorización acordada por la Junta General de 16 de Junio de 2001.

Apartado A.2

- Debido a que las acciones están representadas por anotaciones en cuenta, no es posible conocer con exactitud la participación de los accionistas en el capital social. La información facilitada tiene como fuentes los informes anuales de nuestros accionistas significativos y diferentes notas de prensa.

- A los efectos del presente Informe de Gobierno Corporativo y de conformidad con lo dispuesto en el Anexo I de la Circular 1/2004, de 17 de Marzo, de la CNMV, se consideran como accionistas significativos a los titulares de participaciones que alcancen el umbral establecido por el Real Decreto 377/1991, de 15 de Marzo, o que sin llegar al porcentaje previsto en dicho Real Decreto, "permitan ejercer una influencia notable en la sociedad. Salvo prueba en contrario se entenderá por influencia notable <<la posibilidad de designar o destituir algún miembro del consejo de administración de la sociedad o haber propuesto la designación o destitución de algún miembro del consejo de administración de la sociedad y, en general, lo que se disponga en virtud del desarrollo del artículo 35 de la LMV>>". En consecuencia, las Cajas de Ahorro agrupadas en la Federación de Cajas de Ahorro de Castilla y León se han considerado durante el Ejercicio 2005 accionistas significativos, por haber propuesto el nombramiento de D. Sebastián Battaner Arias como miembro del Consejo de Administración.

No obstante, el Consejo de Administración, en su reunión de 22 de Febrero de 2006, y a propuesta de la Comisión de Nombramientos y Retribuciones, ha acordado recalificar a D. Sebastián Battaner Arias como Consejero Independiente, habida cuenta de su actual desvinculación de las mencionadas Cajas, su dilatada experiencia profesional, su demostrada independencia de criterio y sólido prestigio personal, además de su amplia presencia institucional en una zona de suma relevancia para Iberdrola, S.A. Ello supone que las mencionadas Cajas, desde la fecha de este acuerdo, dejarán de ser consideradas titulares de participaciones significativas, habida cuenta de su participación

accionarial y de carecer de representación en el Consejo de Administración. Todo ello ha sido oportunamente informado a la CNMV con fecha 22 de Febrero de 2006.

- La distribución aproximada de la participación en el capital por tipo de accionistas es la siguiente:

- Instituciones extranjeras	38%
- Instituciones nacionales	33%
- Inversores particulares	29%

- Con fecha 30 de Junio de 2005, Santander Investment Services, S.A. remitió a la Comisión Nacional del Mercado de Valores, en su condición de declarante respecto de Chase Nominees Ltd., comunicación de participación significativa consistente en 75.357.975 acciones de Iberdrola, S.A., representativas del 8,359% del capital, haciendo constar expresamente que Chase Nominees Ltd. está obligado a comunicar su participación por su intervención como persona interpuesta (artículo 3.1 del Real Decreto 377/1991, de 15 de Marzo) al actuar por cuenta de sus clientes, ninguno de los cuales resulta, a su vez, sujeto obligado de remisión de participación significativa, si se atiende únicamente a la posición accionarial de cuya titularidad tiene constancia la entidad Chase Nominees Ltd.

- Con fecha 2 de Febrero de 2005, State Street Bank and Trust Co. remitió a la Comisión Nacional del Mercado de Valores una comunicación de participación significativa en la que se refleja una participación total que asciende a 53.449.557 acciones, representativas del 5,929% del capital social, haciendo constar expresamente que actúa como persona interpuesta y confirmando que ninguno de sus clientes domiciliados en un paraíso fiscal posee una participación igual o superior al 1%, y que ninguno de sus clientes domiciliados fuera de un paraíso fiscal posee, de acuerdo con sus registros, participaciones iguales o superiores al 5% .

- Pese a no tener consideración de accionistas significativos, a efectos de información, a continuación se detallan otros accionistas estables presentes en el capital:

Accionista	Número de acciones	% capital
Montes de Piedad y Caja de Ahorros de Ronda, Cádiz, Almería, Málaga y Antequera (Unicaja)	11.859.382	1,32%
Caja de Ahorros de Valencia, Castellón y Alicante (Bancaja)	9.050.000	1,00%
Sociedad de Desarrollo de Navarra, S.A. (Sodena)	9.015.492	1,00%
Caja de Ahorros de Murcia (Caja Murcia)	6.761.618	0,75%
Caja de Ahorros Castilla La Mancha	4.361.774	0,48%
Caja de Ahorros de Vitoria y Álava (Caja Vital)	1.040.200	0,12%
Caja de Ahorros y Monte de Piedad de Extremadura	1.000.000	0,11%

Apartado A.3

- De conformidad con lo dispuesto en el artículo 49 de los Estatutos Sociales, cada Consejero tiene acreditada la afectación de diez mil (10.000) acciones de la propia Sociedad como garantía de las responsabilidades en que pudiera incurrir por el ejercicio del cargo.

- Añadiendo la participación de los accionistas significativos a la que posee el conjunto de los Consejeros, el porcentaje del capital en manos del Consejo de Administración asciende al 17,089%.

Apartado A.5

- "Uragua, S.A. en Liquidación" es una sociedad de nacionalidad uruguaya y, por lo tanto, carece de CIF, si bien dispone del código fiscal correspondiente a dicho país.

El 30 de Noviembre de 2005, la Asamblea General de Accionistas acordó su disolución y el comienzo del proceso de liquidación.

- La descripción de las operaciones vinculadas con los accionistas significativos se recoge en el apartado C del presente informe.

Apartado A.8

A cierre del ejercicio 2005, el número de acciones propias y derivados sobre autocartera es de 7.378.392, lo que representa el 0,818% del capital. De la mencionada cifra, 109.537 corresponden a acciones propias y 7.268.855 son opciones de compra sobre acciones propias y vencimiento en el año 2006.

Al amparo de las autorizaciones conferidas por la Junta General de Accionistas en favor del Consejo de Administración, mencionadas en el Apartado A.9 de este informe, Iberdrola S.A., durante el ejercicio 2005, ha adquirido 15.974.485 acciones propias por un importe de 319,5 millones de euros. Asimismo, se han enajenado 16.082.326 acciones propias por un importe de 321,1 millones de euros.

Apartado B.1.2

El Consejo de Administración de Iberdrola, en sesión de 20 de Abril de 2005, aprobó, a propuesta de su Presidente, D. Iñigo de Oriol e Ybarra, que al cesar en su cargo de Presidente del Consejo de Administración de Iberdrola, de acuerdo con lo establecido en el Reglamento del Consejo de Administración, sea sustituido en el referido cargo de Presidente por el actual Vicepresidente y Consejero Delegado, D. José Ignacio Sánchez Galán.

Desde la integración, en 1991, de las sociedades que dieron origen a Iberdrola, S.A., hasta la actualidad, el número de Consejeros ha descendido de 40 a 19, por debajo del máximo establecido en el artículo 36 de los Estatutos Sociales.

En este sentido, tal y como fue comunicado como hecho relevante a la CNMV con fecha 20 de Abril de 2005, los Sres. Consejeros D. Javier Aresti y Victoria de Lecea y D. José Luis Antoñanzas Pérez-Egea cesaron por cumplir la edad reglamentaria y D. Santiago Mayner Oyarbide y D. José Antonio Fernández Rivero presentaron su dimisión como Consejeros dominicales.

En esa misma fecha, el Consejo de Administración de la Sociedad, acordó designar por el procedimiento de cooptación a los accionistas D. Xabier de Irala Estévez y D. Jesús María Cadenato Matía, en representación de BBK y BBVA, respectivamente, cubriendo así las vacantes dejadas por D. Santiago Mayner Oyarbide y por D. José Antonio Fernández Rivero. Estos nombramientos se someten a ratificación por la Junta General convocada para el 30 de Marzo de 2006.

La Compañía ha manifestado públicamente su compromiso de continuar con esta política de reducción del número de Consejeros en consonancia con las recomendaciones de buen gobierno.

Apartado B.1.3

- El 20 de Abril de 2005, se comunicó como hecho relevante a la CNMV que el Consejo de Administración de la Compañía, en sesión de esa misma fecha, acordó aprobar la

calificación de D. José Ignacio Berroeta Echevarría como Consejero externo independiente, habida cuenta del plazo transcurrido desde que dejó la presidencia de la BBK, de su prestigio profesional y personal, así como de su independencia de criterio.

- El Consejo de Administración, en su reunión de 22 de Febrero de 2006, y a propuesta de la Comisión de Nombramientos y Retribuciones, ha acordado recalificar a D. Sebastián Battaner Arias como Consejero Independiente, habida cuenta de su actual desvinculación de las Cajas agrupadas en la Federación de Cajas de Ahorro de Castilla y León, su dilatada experiencia profesional, su demostrada independencia de criterio y sólido prestigio personal, además de su amplia presencia institucional en una zona de suma relevancia para Iberdrola, S.A.

Apartado B.1.6

Con fecha 21 de Abril de 2005, Iberdrola, S.A., socio único de "Apex 2000, S.A.", acordó el cambio de la denominación social de esta filial inmobiliaria por la de "Iberdrola Inmobiliaria, S.A.".

Apartados B.1.8 y B.1.9

Adicionalmente a la retribución variable devengada en el ejercicio, que figura en el cuadro del apartado B.1.8, los Consejeros Ejecutivos han percibido una gratificación por consecución de objetivos devengada con carácter plurianual por importe de 2.301 miles de euros. Asimismo, y adicionalmente a la retribución devengada en el ejercicio, que figura en el apartado B.1.9, los miembros de la Alta Dirección no Consejeros han percibido igual gratificación por importe de 4.816 miles de euros.

La información recogida en el apartado B.1.8 de este Informe coincide con la reflejada en la Nota 39 de las Cuentas Anuales del ejercicio 2005 relativa a las retribuciones al Consejo de Administración, aunque por el carácter reglado del contenido de este apartado B.1.8 en virtud de lo dispuesto por la Circular 1/2004 de la CNMV se clasifica de forma diferente.

Apartado B.1.10

Desde los años 90, la Sociedad comenzó a incluir este tipo de cláusulas en los contratos de sus directivos, si bien la mayoría de los contratos con cláusulas de garantía se suscribieron en Octubre del año 2000. Dichos contratos afectan, en la actualidad, a un total de 89 directivos, entre los que se encuentran los 15 miembros de la Alta Dirección de la Compañía (ésto es, los dos Consejeros Ejecutivos y los 13 directivos citados en el Apartado B.1.9 de este Informe).

El objetivo es conseguir un grado de fidelidad eficaz y suficiente de los ejecutivos de primer nivel necesarios para la gestión de la Sociedad y, de este modo, evitar la pérdida de experiencia y conocimientos que podría poner en peligro la consecución de los objetivos estratégicos. En esencia, estas cláusulas reconocen indemnizaciones en función de la antigüedad en la Compañia de los miembros del equipo directivo, con anualidades que varían entre un mínimo de 2 y un máximo de 5.

Apartado B.1.27

El Secretario del Consejo desempeña también el cargo de Letrado Asesor de los Órganos de Administración de la Sociedad, reforzándose así su relevancia con la función de velar por la legalidad formal y material de las actuaciones de dichos Órganos.

Por otra parte, está integrado en la línea ejecutiva como responsable de la Secretaría General de la Sociedad.

Apartado B.1.29

De los 853.000 euros de trabajos distintos a los de auditoría realizados por la firma auditora, 535.000 euros corresponden a trabajos de certificación exigidos por diversos requerimientos.

Apartado B.1.30

Del proceso de autoevaluación de la Comisión de Auditoría y Cumplimiento realizado en 2005 se puso de manifiesto la oportunidad de formalizar la política de contratación de auditores de cuentas seguida por Iberdrola, recogiendo la normativa interna y las prácticas seguidas por la Sociedad en su relación con los auditores de cuentas del Grupo.

La "Política de Contratación de Auditores de Cuentas" fue aprobada por la Comisión en su sesión de 23 de noviembre de 2005 y se recoge íntegramente en la Memoria de Actividades de la Comisión correspondiente al ejercicio 2005.

En el marco de esta política, la Comisión ha acordado que la propuesta al Consejo para el nombramiento del auditor de las cuentas anuales de la Sociedad para el periodo 2006-2008 a elevar a la próxima Junta General de Accionistas sea realizada mediante concurso entre aquellas firmas que reúnan los requerimientos establecidos en su día por la Comisión para optar a la condición de auditor de cuentas de Iberdrola y de su Grupo.

La oportunidad de llevar a cabo este concurso está alineada con las recomendaciones que viene formulando la Comisión de contar con unos criterios de nombramiento de auditores, en consonancia con las prácticas de "Buen Gobierno" y que han ido evolucionado con las exigencias del entorno desde la prudencia, la coherencia y el rigor.

De este modo la celebración de un concurso de auditoría garantiza el procedimiento de nombramiento más transparente, eficiente y equitativo, compatible con los criterios implantados hasta la fecha por la Comisión.

[PENDIENTE PRECISAR AUDITOR PROPUESTO PARA LA JUNTA 2006]

Apartado B.1.31

El Consejero D. José Orbegozo Arroyo posee una participación del 24,6% en el capital de la compañía Olaguibel Servicios Generales, S.L., que, a su vez, es titular del 19,6% del capital social de Fanox Electronic, S.L. En consecuencia, se atribuye a este Consejero una participación indirecta del 4,82% en esta última sociedad, que sumada a su participación directa del 0,4% arroja una participación total del 5,22%.

Al cierre de 2005, el Consejero D. Juan Luis Arregui Ciársolo poseía una participación del 26,48% en el capital de la compañía Ceatesalas, S.L., que, a su vez, es titular del 93,13% del capital social de Corporación Eólica CESA, S.L. En consecuencia, se atribuye a este Consejero una participación indirecta del 24,66% en esta última sociedad.

No obstante, con fecha 24 de Enero de 2006, el Consejero D. Juan Luis Arregui Ciársolo ha transmitido toda su participación en Ceatesalas, S.L. a Acciona, S.A., mediante contrato de compraventa de participaciones sociales y, en su virtud, no mantiene participación directa ni indirecta en Corporación Eólica CESA, S.L. El mencionado contrato de compraventa está sujeto a condición suspensiva consistente en que la operación obtenga el visto bueno, expreso o presunto, del Servicio de Defensa de la Competencia, cuya notificación se ha realizado con fecha 30 de Enero de 2006. Asimismo, en virtud de lo establecido en el mencionado contrato de compraventa, está

previsto que en la próxima Junta General de Socios de Ceatesalas, S.L. y de Corporación Eólica CESA, S.L. se acepte su dimisión como Presidente del Consejo de ambas compañías, no ostentando a partir de ese momento ningún cargo en los órganos de administración de las mismas.

Apartado B.2.2

Como precisión a la información suministrada en este apartado, debe destacarse que D. José Ignacio Sánchez Galán es Vicepresidente Consejero Delegado y que D. José Antonio Garrido Martínez y D. Javier Herrero Sorriqueta son Vicepresidentes del Consejo de Administración.

Apartado C

Toda la información sobre operaciones vinculadas incluida en el presente Informe Anual de Gobierno Corporativo 2005 figura también en la Información Semestral que el 9 de Febrero de 2006 fue comunicada como hecho relevante por la Sociedad, utilizando el modelo de Información Pública Periódica establecido a estos efectos por la CNMV.

Apartado C.1

Las operaciones realizadas con accionistas significativos durante el ejercicio 2005 son propias del giro o tráfico ordinario, han sido realizadas en condiciones normales de mercado y la información sobre las mismas no es necesaria para expresar la imagen fiel del patrimonio, de la situación financiera y de los resultados de la Sociedad, si bien las operaciones más significativas han sido las siguientes:

1. Operaciones de financiación bancaria:

El 13 de Abril se formalizó un préstamo de 1.200 millones de euros con 16 entidades financieras de primera línea, con dos tramos, siendo el primero (por importe de 500 millones de euros) la renovación del préstamo bajo formato 'Club-Deal' formalizado en Mayo de 2004, con un nuevo plazo de amortización de siete años y el segundo, instrumentado como línea de crédito a 7 años, por importe de 700 millones de euros. En el primer tramo, BBVA redujo su participación de 100 millones de euros a 50 millones de euros y tomó del segundo tramo 70 millones de euros.

El 25 de Mayo, dentro de una estrategia de fortalecimiento de la liquidez, mediante la formalización de operaciones bilaterales por importe de 500 millones de euros con entidades financieras de primera línea, se firmó una línea de crédito bilateral con BBVA por importe de 60 millones de euros, con disponibilidad durante un periodo de tres años. En esa misma fecha se procedió a la reducción de la póliza de crédito a 364 días por ese mismo importe.

2. Derivados de tipo de interés y de cambio

Se han realizado operaciones de cobertura de tipo de interés y de cambio por importe equivalente a 1.440 millones de euros, de los cuales 230 millones corresponden a operaciones contratadas con BBVA.

Las operaciones de derivados se contrataron mediante oferta competitiva entre entidades financieras de solvencia acreditada.

3. Colocaciones de excedentes y disposición de pólizas de crédito

Se han realizado disposiciones de cuentas corrientes de crédito y de líneas de crédito por un importe medio diario equivalente de 400 millones de euros, de los cuales 54 millones de euros han correspondido a BBVA.

Por otra parte, se han realizado colocaciones de excedentes de tesorería por un importe medio diario equivalente de 48 millones de euros, siendo la operativa realizada con BBVA el 25% de esta cantidad.

La operativa anterior se realiza diariamente para regular la liquidez del Grupo, previa competencia entre 20 entidades financieras aproximadamente.

4. Operaciones de Mercado de Capitales

El 1 de Junio, BBVA actuó como colocador de una emisión privada de bonos realizada por Iberdrola Finanzas, S.A. y garantizada por Iberdrola, S.A. por importe de 60 millones de euros. Adicionalmente, el 22 de Junio, Iberdrola Finanzas, S.A. con la garantía de Iberdrola, S.A. realizó una emisión pública de bonos en el Euromercado por importe de 500 millones de euros colocada a través de 8 entidades, en la que BBVA ejerció de Director y Asegurador junto con otras tres entidades de primer nivel. El 30 de Septiembre se realizó una ampliación de dicha emisión por importe de 250 millones de euros en la que sólo participan los Directores y Aseguradores de la emisión original (BBVA junto con otras tres entidades de primer nivel)

En los mercados de capitales a corto plazo, se han emitido pagarés por un importe de 742 millones de euros, de los cuales BBVA colocó el 34% y BBK el 5%. Adicionalmente y complementando al programa de pagarés doméstico,

Iberdrola International BV ha emitido, con la garantía de Iberdrola, S.A., 1.853 millones de euros de los que 5 millones de euros se colocaron a través de BBVA.

5. Compraventa de acciones

Se han realizado operaciones a través de BBVA por contravalor de 296 millones de euros.

6. Avales y garantías

BBVA ha emitido garantías bancarias en favor de sociedades del Grupo Iberdrola por importe de 86 millones de euros.

7. Compraventa de divisa

Se han realizado operaciones por contravalor de 1.324 millones de euros, de las cuales el 42% se han realizado con BBVA.

8. Derivados de renta variable

Se han contratado con BBVA derivados de cartera y autocartera por importe de 169 millones de euros.

Apartado C.2

Adicionalmente a la retribución devengada en el ejercicio, los Consejeros Ejecutivos y los miembros de la Alta Dirección ha percibido una gratificación por consecución de objetivos devengada con carácter plurianual por importe de 7.116,74 miles de euros, de los que 5.836,37 miles de euros han sido pagados por Iberdrola, S.A. y los restantes 1.280,37 miles de euros han sido pagados por otras sociedades del Grupo.

Asimismo, se incluyen transacciones realizadas con Corporación Eólica CESA, S.L., en la que el Consejero D. Juan Luis Arregui Ciársolo ha tenido durante 2005 la condición de Presidente del Consejo, así como con la compañía turca DAS Engineering & Energy Investments Inc., en la que un hermano del Consejero D. Lucas María de Oriol López-Montenegro era miembro del Consejo al celebrar un contrato de prestación de servicios con la Sociedad para el desarrollo de negocios energéticos en Turquia. En todo caso, se trata de operaciones propias del giro o tráfico ordinario, realizadas en condiciones normales de mercado, cuya información no es necesaria para expresar la imagen fiel del patrimonio, de la situación financiera y de los resultados de la Sociedad.

Apartado C.3

Las transacciones realizadas con sociedades filiales y participadas que no se han eliminado en el proceso de consolidación pertenecen al giro o tráfico ordinario de los negocios de la Compañía, se efectúan en condiciones normales de mercado y son de escasa relevancia para reflejar la imagen fiel del patrimonio, de la situación financiera y de los resultados de la Sociedad.

Además de las operaciones intragrupo, se incluyen las cuotas satisfechas por Iberdrola a la Asociación Española de la Industria Eléctrica (UNESA).

Apartado E.7

Por lo que se refiere a los datos sobre delegación y voto a distancia relativos a la Junta General de Accionistas celebrada el 18 de Marzo de 2005, 3.695 acciones votaron y otras 6.745 tramitaron su delegación por vía electrónica, mediante el procedimiento habilitado al efecto en la Web corporativa www.iberdrola.com. A su vez, un total de 229.229 acciones ejercitaron su voto y otras 935.961 tramitaron su delegación mediante correspondencia postal.

Este informe anual de gobierno corporativo ha sido aprobado por el Consejo de Administración de la sociedad, en su sesión de fecha 22-02-2006.

Indique los Consejeros que hayan votado en contra o se hayan abstenido en relación con la aprobación del presente Informe.

SCHEDULE I



ANNUAL CORPORATE GOVERNANCE REPORT

LISTED COMPANIES

DATA IDENTIFYING ISSUER

FISCAL YEAR 2005

TAX ID CODE: A-48010615

Registered name:

IBERDROLA, S.A.

Registered office:

CARDENAL GARDOQUI 8
BILBAO
BISCAY
48008
SPAIN

SPECIMEN ANNUAL CORPORATE GOVERNANCE REPORT ON LISTED COMPANIES

For a better understanding of this specimen report and completion hereof, it is necessary to read the instructions on how to complete it included at the end of this report.

A OWNERSHIP STRUCTURE OF THE COMPANY

A.1. Complete the following table about the share capital of the company:

Date of last change	Share capital (€)	Number of shares
04-24-1999	2,704,647,543.00	901,549,181

If there are different classes of shares, please specify in the table below:

Class	Number of shares	Nominal value per share

A.2. Breakdown of direct and indirect holders of significant shareholdings in the company as of the end of the fiscal year, excluding directors:

Individual or corporate name of shareholder	Number of direct shares	Number of indirect shares (*)	Total % of share capital
BILBAO BIZKAIA KUTXA (BBK)	67,631,963	0	7.502
BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (BBVA)	48,819,212	32,982	5.419
CAJA DE AHORROS DE SALAMANCA Y SORIA (CAJA DUERO)	9,020,000	0	1.001
CAJA ESPAÑA DE INVERSIONES, CAJA DE AHORROS Y MONTE DE PIEDAD	0	5,997,774	0.665
CAJA DE AHORROS MUNICIPAL DE BURGOS	3,265,000	0	0.362
CAJA DE AHORROS Y MONTE DE PIEDAD DE SEGOVIA	1,562,462	0	0.173
CAJA DE AHORROS Y MONTE DE PIEDAD DEL CIRCULO CATOLICO DE OBREROS DE BURGOS	1,373,049	0	0.152
CAJA DE AHORROS Y MONTE DE PIEDAD DE AVILA (SEE SECTION G)	1,074,417	0	0.119

(*) Through:

Individual or corporate name of direct shareholder	Number of direct shares	% of share capital
BANCO INDUSTRIAL DE BILBAO, S.A.	30,000	0.003
BBVA SEGUROS, S.A.	2,982	0.000
INVERGESTIÓN, SOCIEDAD DE INVERSIONES Y GESTIÓN, S.A.	5,997,774	0.665
Total:	**6,030,756**	

Indicate the most significant changes in the shareholding structure that have occurred during the fiscal year:

Individual or corporate name of shareholder	Date of transaction	Description of transaction

A.3. Complete the following tables about members of the Board of Directors of the Company who hold shares of the Company:

Individual or corporate name of director	Date of first appointment	Date of last appointment	Number of direct shares	Number of indirect shares (*)	Total % of share capital
Mr. IÑIGO DE ORIOL E YBARRA	04-30-1975	06-16-2001	229,259	499,142	0.081
Mr. JOSÉ IGNACIO SÁNCHEZ GALÁN	05-21-2001	03-18-2005	31,562	122,374	0.017
Mr.JOSÉ ANTONIO GARRIDO MARTÍNEZ	07-21-1988	06-16-2001	45,205	0	0.005
Mr. JAVIER HERRERO SORRIQUETA	05-25-1996	06-16-2001	42,605	0	0.005
Mr. VÍCTOR DE URRUTIA VALLEJO	02-17-1978	03-18-2005	525,000	649,500	0.130
Mr. JOSÉ ORBEGOZO ARROYO	02-17-1978	06-16-2001	23,666	376,334	0.044
Mr. CÉSAR DE LA MORA Y ARMADA	11-25-1981	06-16-2001	5,674	37,944	0.005
Mr. IGNACIO DE PINEDO CABEZUDO	01-31-1990	06-16-2001	84,750	2,500	0.010
Mr. LUCAS MARÍA DE ORIOL LÓPEZ-MONTENEGRO	01-31-1990	06-16-2001	10,000	162,403	0.019
Mr. ANTONIO DE GARAY MORENÉS	04-25-1990	06-16-2001	27,344	24,000	0.006
Mr. RICARDO ÁLVAREZ ISASI	10-18-1990	03-18-2005	45,000	990,742	0.115
Mr. ANTONIO MARÍA DE ORIOL Y DÍAZ-BUSTAMANTE	10-18-1990	06-16-2001	10,500	0	0.001
Mr. MARIANO DE YBARRA Y ZUBIRÍA	10-18-1990	06-16-2001	34,001	0	0.004
Mr. JOSÉ IGNACIO BERROETA ECHEVARRÍA	05-10-1993	03-18-2005	252	24,700	0.003
Mr. JUAN LUIS ARREGUI CIÁRSOLO	05-23-1995	03-18-2005	200	11,205,824	1.243
Mr. JULIO DE MIGUEL AYNAT	10-29-2003	03-18-2005	44,521	0	0.005
Mr. SEBASTIÁN BATTANER ARIAS	05-26-2004	03-18-2005	10,000	0	0.001
Mr. XABIER DE IRALA ESTÉVEZ	04-20-2005	04-20-2005	19,815	0	0.002
Mr. JESÚS MARÍA CADENATO MATÍA (SEE SECTION G)	04-20-2005	04-20-2005	1,000	0	0.000

(*) Through:

Individual or corporate name of direct shareholder	Number of direct shares
SANTA OLIMPIA, S.L.	499,142
NAMPALANCAR CONSULTORES, S.L.	122,374
ASÚA DE INVERSIONES, S.L.	414,500
LIMA, S.A.	66,000
ROLAR DE INVERSIONES, S.L.	120,000
Mr. JOSÉ JUAN DE URRUTIA YBARRA	20,000
Mr. JUAN DE URRUTIA YBARRA	16,000
Ms. MARÍA DE URRUTIA YBARRA	13,000

ORBEMAN, S.A.	372,000
Ms. MARÍA ELENA GUZMÁN URIBE	4,334
Mr. ALVARO DE LA MORA PIÑEYRO	7,500
Mr. CESAR DE LA MORA PIÑEYRO	7,500
Mr. JUAN DE LA MORA PIÑEYRO	7,500
Mr. LORENZO DE LA MORA PIÑEYRO	7,500
Ms. SILVIA DE LA MORA PIÑEYRO	7,500
Ms. SILVIA PIÑEYRO Y ESCRIVÁ DE ROMANÍ	444
Ms. MARIA VICTORIA QUEIPO DE LLANO GARCÍA	2,500
GUIEJA 2.000, S.L.	162,403
Ms. TERESA ARITIO ARMADA	24,000
DOPISA ALTERRA, S.L.	131,000
FUNDACIÓN VICENTE DE MENDIETA	71,742
FUNDACIÓN VÍCTOR TAPIA-DOLORES SÁINZ	630,000
Ms. PILAR BASTERRA ARTAJO	158,000
Ms. MARIA JOSEFA AURRECOECHEA ZUBIAUR	8,700
IGOPER, S.L.	16,000
RETOS OPERATIVOS XXI, S.L.	4,898,752
TORNEADOS NUMÉRICOS, S.A.	6,307,072
Total:	**14,095,463**

Total % of share capital controlled by the Board of Directors	1,696

Complete the following tables about members of the Company's Board of Directors who hold rights to shares of the Company:

Individual or corporate name of Director	Number of direct option rights	Number of indirect option rights	Number of share equivalents	Total % of share capital

A.4. Describe, if applicable, the family, commercial, contractual or corporate relationships between significant shareholders, to the extent known to the Company, unless they are immaterial or result from the ordinary course of business:

Related individual or corporate names	Type of relationship	Brief description
BEAZ, S.A.	Corporate	BBK AND BBVA BOTH HOLD INTERESTS IN THIS COMPANY, WITH STAKES OF 1.63% EACH.
SEED CAPITAL DE BIZKAIA, S.G.E.C.R., S.A.	Corporate	BBK AND BBVA BOTH HOLD INTERESTS IN THIS COMPANY, WITH STAKES OF 10% AND 5%, RESPECTIVELY.
OPERADOR DEL MERCADO IBÉRICO DE ENERGÍA- POLO ESPAÑOL, S.A. (OMEL)	Corporate	BBK AND BBVA BOTH HOLD INTERESTS IN THIS COMPANY, WITH STAKES OF 2.70% AND 5%, RESPECTIVELY.
IBERDROLA SERVICIOS FINANCIEROS, S.A.	Corporate	BBVA -INDIRECTLY- AND BBK BOTH HOLD INTERESTS IN THIS COMPANY, WITH STAKES OF 84% AND 15%, RESPECTIVELY.

A.5. Describe, if applicable, the commercial, contractual or corporate relationships between significant shareholders and the Company, unless they are immaterial or result from the ordinary course of business:

Related individual or corporate names	Type of relationship	Brief description
BEAZ, S.A.	Corporate	IBERDROLA, BBVA AND BBK HOLD INTERESTS IN THIS COMPANY, WITH STAKES OF 3.26%, 1.63% AND 1.63%, RESPECTIVELY.

CORPORACIÓN IBV PARTICIPACIONES EMPRESARIALES, S.A.	Corporate	IBERDROLA SHARES OWNERSHIP WITH BBVA (50% EACH) OF CORPORACIÓN IBV PARTICIPACIONES EMPRESARIALES, S.A., WHICH OWNS 100% OF CORPORACIÓN IBV SERVICIOS Y TECNOLOGÍAS, S.A. WHICH IN TURN HOLDS THE INDUSTRIAL PORTFOLIO MANAGED JOINTLY BY BOTH. ITS PRINCIPAL INTERESTS INCLUDE 25.78% IN THE SHARE CAPITAL OF GAMESA CORPORACIÓN TECNOLÓGICA, S.A., A LISTED COMPANY.
EUSKALTEL, S.A.	Corporate	IBERDROLA AND BBK BOTH HOLD INTERESTS IN THIS COMPANY, WITH STAKES OF 11.14% AND 33.13%, RESPECTIVELY.
SEED CAPITAL DE BIZKAIA, S.G.E.C.R., S.A.	Corporate	IBERDROLA, BBVA AND BBK HOLD INTERESTS IN THIS COMPANY, WITH STAKES OF 5%, 5% AND 10%, RESPECTIVELY.
URAGUA, S.A. UNDERGOING LIQUIDATION (SEE SECTION G)	Corporate	IBERDROLA AND BBK BOTH HOLD INDIRECT INTERESTS IN THIS COMPANY (ORGANIZED UNDER THE LAWS OF URUGUAY AND UNDERGOING LIQUIDATION), WITH STAKES OF 41% AND 23%, RESPECTIVELY.
OPERADOR DEL MERCADO IBÉRICO DE ENERGÍA-POLO ESPAÑOL, S.A. (OMEL)	Corporate	IBERDROLA, BBVA AND BBK HOLD INTERESTS IN THIS COMPANY, WITH STAKES OF 5.143%, 5% AND 2.70%, RESPECTIVELY.
IBERDROLA SERVICIOS FINANCIEROS, S.A.	Corporate	IBERDROLA, BBVA -INDIRECTLY- AND BBK HOLD INTERESTS IN THIS COMPANY, WITH STAKES OF 1%, 84% AND 15%, RESPECTIVELY.

A.6. Indicate any paracorporate (shareholders') agreements that have been reported to the company:

Parties to the paracorporate agreement	% of share capital affected	Brief description of the agreement

Indicate any concerted actions among company shareholders of which your company is aware:

Parties to the concerted action	% of share capital affected	Brief description of the concerted action

Expressly indicate whether any of such agreements, arrangements or concerted actions have been terminated or modified during the year.

THE COMPANY IS NOT AWARE OF THE EXISTENCE OF ANY AGREEMENTS, ARRANGEMENTS OR CONCERTED ACTIONS AMONG SHAREHOLDERS.

A.7. Indicate whether there is any individual or legal entity that exercises or may exercise control over the Company pursuant to Section 4 of the Securities Market Law:

Individual or corporate name

Comments
THE COMPANY IS NOT AWARE OF ANY INDIVIDUAL OR LEGAL ENTITY THAT EXERCISES OR MAY EXERCISE CONTROL OVER IT PURSUANT TO SECTION 4 OF THE SECURITIES MARKET LAW.

A.8. Complete the following tables about the Company's treasury stock:

As of year end:

Number of direct shares	Number of indirect shares (*)	Total % of share capital
7,378,392	0	0.818

(*) Through:

Individual or corporate name of direct shareholder	Number of direct shares
Total:	

Describe any significant changes, pursuant to the provisions of Royal Decree 377/1991, that have occurred during the fiscal year:

Date	Number of direct shares	Number of indirect shares	Total % of share capital
02-17-2005	13,167,771	0	1.461
10-26-2005	5,094,852	0	0.565

Gain (loss) on treasury stock transactions (in thousands of Euros)	2,479

A.9. Describe the term(s) and condition(s) of the authorization(s) given by the shareholders acting at the General Shareholders' Meetings to the Board of Directors in order to acquire or transfer the Company's own stock described in A.8.

The treasury stock transactions conducted in FY 2005 were made under the authority granted by the shareholders acting at the General Shareholders' Meetings held on April 3, 2004 and March 18, 2005, according to the following terms and conditions:

"The Board of Directors is expressly authorized to make a derivative acquisition of IBERDROLA's own stock, with the power to delegate this authority to the Executive Committee pursuant to Section 75 of the current Consolidated Text of the Companies Law, subject to the following terms and conditions:

a) Purchases may be made directly by IBERDROLA, S.A. or indirectly through any of its controlled companies.
b) Purchases shall be made by means of a purchase and sale agreement, a swap arrangement or any other transaction whatsoever permitted by law.
c) Purchases may be made at any time, up to the maximum sum permitted by law.
d) Purchases may not be made at a higher price than that quoted on the Stock Exchange.
e) The authorization is granted for a period not exceeding 18 months.

In addition, for the purposes provided for in the second paragraph of Section 75.1 of the Companies Law, the shareholders acting at the General Shareholders' Meeting expressly authorize the purchase of shares in the Company by any of its controlled companies subject to the same terms of the resolution described above.

It is expressly put on record that the shares purchased under this authorization may be sold, retired or applied to the compensation systems contemplated in the third paragraph of Section 75.1 of the Companies Law."

A.10. Indicate, if applicable, any legal or by-law restrictions on the exercise of voting rights, and any legal restrictions on the acquisition or transfer of interests in share capital:

1. RESTRICTIONS ON THE EXERCISE OF VOTING RIGHTS:

1.1 BY-LAW RESTRICTIONS:

Article 29.3: "No shareholder may cast a number of votes greater than those corresponding to shares representing ten (10%) percent of share capital, even if the number of shares held exceeds such percentage of capital. This limitation does not affect votes corresponding to shares with respect to which a shareholder is holding a proxy as a result of the provisions of Article Twenty-Three of these By-Laws, although, with respect to the number of votes corresponding to the shares of each shareholder represented by proxy, the limitation set forth above shall apply."

Article 29.4: "The limitation set forth in the foregoing paragraph shall also apply to the maximum number of votes that may be collectively or individually cast by two or more shareholders which are entities or companies belonging to the same group. Such limitation shall also apply to the number of votes that may be cast collectively or individually by an individual and the shareholder entity, entities or companies controlled by such individual. A group shall be deemed to exist under the circumstances set forth in Section Four of the Securities Market Law, and an individual shall be deemed to control one or more entities or companies, under the circumstances of control set forth in such Section Four."

Article 30.1: "Shareholders participating in a merger or split-off with the company or who are called to subscribe to an increase in capital with the exclusion of pre-emptive rights or to acquire by overall assignment all of the Company's assets, may not exercise their voting rights for the approval of such resolutions by the shareholders acting at the General Shareholders´ Meeting."

Article 30.2: "The provisions of the foregoing paragraph shall also be applicable when the resolutions affect, (i) in the case of an individual shareholder, the entities or companies controlled by such individual, and (ii) in the case of shareholders which are legal entities, the entities or companies belonging to its group (in the sense indicated in paragraph four of Article Twenty-Nine), even when these latter companies or entities are not shareholders."

Article 54: "The limitation on the maximum number of votes that may be cast by a single shareholder contained in Article Twenty-Nine (paragraphs three to five) and the voting prohibition of Article Thirty which is imposed upon shareholders affected by conflicts of interest, shall have no effect upon the occurrence of the following circumstances:

(a) when the Company is the target of a public tender offer aimed at the share capital as a whole; and

(b) when, as a result of the public tender offer, an individual or a legal entity, or several of them acting jointly, acquire an interest equal to two-thirds of the voting capital of the Company; provided the full consideration thereof consists only of cash; or, alternatively,

(c) when, as a result of the public tender offer, an individual or a legal person, or several of them acting jointly, acquire an interest equal to three-quarters of the voting capital of the Company, provided that the consideration thereof consists, in whole or in part, of securities, without giving the recipient an alternative right to receive such consideration wholly in cash."

1.2 LEGAL RESTRICTIONS:

Section 34 of Royal Decree-Law 6/2000, of June 23, on Urgent Measures to Intensify Competition in the Goods and Services Markets, as amended by Law 14/2000, of December 29 and by Royal Decree-Law 5/2005, of March 11, provides that individuals or legal entities that have a direct or indirect interest in the share capital or voting rights of two or more companies that qualify as a Principal Operator in the same market or industry among those specified in the aforementioned provision (including electric power generation and supply and natural gas production and supply), in a proportion equal to or greater than 3 percent, may not exercise the voting rights corresponding to the excess with respect to such percentage in more than one entity. The same rule applies in the event that a company that qualifies as Principal Operator holds an interest in the capital or voting rights of another Principal Operator in the same economic industry.

However, and in either of both cases, the competent entity regulating the industry (i.e., the National Energy Commission in the case of energy markets) may grant an authorization allowing for the free exercise of voting rights in excess of the above-mentioned percentage.

Along these lines, it should be noted that the Official Gazette (*Boletín Oficial del Estado*) of February 18, 2005 has published the Resolution of the National Energy Commission, pursuant to which the lists of Principal Operators in the Energy Industries is established and made public for purposes of the provisions of Section 34 of Royal Decree-Law 6/2000, of June 23. Identified therein as Principal Operators in the Electricity Industry are: Grupo Endesa, Grupo Iberdrola, Grupo Unión Fenosa, Grupo Hidrocantábrico and Grupo Red Eléctrica. With respect to the Gaseous Hydrocarbon Industry, the Principal Operators are identified as: Grupo Repsol-Gas Natural, Grupo Enagas, Grupo Hidrocantábrico, Grupo Iberdrola and Grupo BP.

In addition, pursuant to Additional Provision No. 27 of Law 55/1999, of December 29, on Tax, Administrative and Social Order Measures (as amended by Law 62/2003, of December 30, on Tax, Administrative and Social Order Measures), public-sector entities or persons and entities of any nature which are controlled or in which a majority interest is held by public-sector entities or Agencies, regardless of the corporate structure adopted, that directly or indirectly acquire the control of or significant interests in government companies that engage in activities in the energy markets shall notify the *Secretaria de Estado de Energia, Desarrollo Industrial y PYMES* (Department of Energy, Industrial Development and SMEs) of any takeover or acquisition made, thus triggering an administrative proceeding for the purpose of determining whether or not to recognize the exercise of the related voting rights or to impose certain conditions on the exercise thereof.

In any event, from the date of takeover or acquisition of significant interests in public-sector companies that engage in business in the power markets, and so long as the Council of Ministers has not stated its decision by means of an express resolution or tacitly by lapse of time, if it does not issue a resolution within a period of two months, the entities or persons referred to in the preceding paragraph may not exercise the voting rights corresponding to the equity interests therein indicated.

Failure to issue a resolution in the proceedings within the aforementioned two-month period shall mean permitting the exercise of the corresponding voting rights.

2. LEGAL OR BY-LAW RESTRICTIONS ON THE ACQUISITION OR TRANSFER OF INTERESTS IN SHARE CAPITAL:

There are no limitations, whether legal or arising from the By-laws, on the free transferability of interests in the company's share capital.

B STRUCTURE OF THE COMPANY'S MANAGEMENT

B.1. Board of Directors

B.1.1. Describe the maximum and minimum number of Directors set forth in the By-laws:

Maximum number of directors	21
Minimum number of directors	9

B.1.2. Complete the following table identifying the members of the Board of Directors:

Individual or corporate name	Representative	Position	Date of first appointment	Date of last appointment	Election procedure
Mr. IÑIGO DE ORIOL E YBARRA (SEE SECTION G)		CHAIRMAN	04-30-1975	06-16-2001	GENERAL SHAREHOLDERS' MEETING
Mr. JOSÉ IGNACIO SÁNCHEZ GALÁN		VICE CHAIRMAN & CEO	05-21-2001	03-18-2005	GENERAL SHAREHOLDERS' MEETING
Mr. JOSÉ ANTONIO GARRIDO MARTÍNEZ		VICE CHAIRMAN	07-21-1988	06-16-2001	GENERAL SHAREHOLDERS' MEETING
Mr. JAVIER HERRERO SORRIQUETA		VICE CHAIRMAN	05-25-1996	06-16-2001	GENERAL SHAREHOLDERS' MEETING
Mr. VICTOR DE URRUTIA VALLEJO		DIRECTOR	02-17-1978	03-18-2005	GENERAL SHAREHOLDERS' MEETING
Mr. JOSÉ ORBEGOZO ARROYO		DIRECTOR	02-17-1978	06-16-2001	GENERAL SHAREHOLDERS' MEETING
Mr. CESAR DE LA MORA Y ARMADA		DIRECTOR	11-25-1981	06-16-2001	GENERAL SHAREHOLDERS' MEETING
Mr. IGNACIO DE PINEDO CABEZUDO		DIRECTOR	01-31-1990	06-16-2001	GENERAL SHAREHOLDERS' MEETING
Mr. LUCAS MARÍA DE ORIOL LÓPEZ-MONTENEGRO		DIRECTOR	01-31-1990	06-16-2001	GENERAL SHAREHOLDERS' MEETING
Mr. ANTONIO DE GARAY MORENÉS		DIRECTOR	04-25-1990	06-16-2001	GENERAL SHAREHOLDERS' MEETING
Mr. RICARDO ÁLVAREZ ISASI		DIRECTOR	10-18-1990	03-18-2005	GENERAL SHAREHOLDERS' MEETING
Mr. ANTONIO MARÍA DE ORIOL Y DÍAZ-BUSTAMANTE		DIRECTOR	10-18-1990	06-16-2001	GENERAL SHAREHOLDERS' MEETING
Mr. MARIANO DE YBARRA Y ZUBIRÍA		DIRECTOR	10-18-1990	06-16-2001	GENERAL SHAREHOLDERS' MEETING

Mr. JOSÉ IGNACIO BERROETA ECHEVARRÍA		DIRECTOR	05-10-1993	03-18-2005	GENERAL SHAREHOLDERS' MEETING
Mr. JUAN LUIS ARREGUI CIÁRSOLO		DIRECTOR	05-23-1995	03-18-2005	GENERAL SHAREHOLDERS' MEETING
Mr. JULIO DE MIGUEL AYNAT		DIRECTOR	10-29-2003	03-18-2005	GENERAL SHAREHOLDERS' MEETING
Mr. SEBASTIÁN BATTANER ARIAS		DIRECTOR	05-26-2004	03-18-2005	GENERAL SHAREHOLDERS' MEETING
Mr. XABIER DE IRALA ESTÉVEZ		DIRECTOR	04-20-2005	04-20-2005	INTERIM APPOINTMENT
Mr. JESÚS MARÍA CADENATO MATÍA		DIRECTOR	04-20-2005	04-20-2005	INTERIM APPOINTMENT

Total number of Directors	19

Indicate vacancies on the Board of Directors during the period:

Individual or corporate name of director	Date of vacancy
Mr. JAVIER ARESTI Y VICTORIA DE LECEA	04-20-2005
Mr. JOSÉ LUIS ANTOÑANZAS PÉREZ-EGEA	04-20-2005
Mr. JOSÉ SANTIAGO MAYNER OYARBIDE	04-20-2005
Mr. JOSÉ ANTONIO FERNÁNDEZ RIVERO	04-20-2005

B.1.3. Complete the following table about the members of the Board and each member's status:

EXECUTIVE DIRECTORS

Individual or corporate name of director	Committee that has proposed nomination of the director	Position within the Company's structure
Mr. IÑIGO DE ORIOL E YBARRA	EXECUTIVE COMMITTEE	CHAIRMAN
Mr. JOSÉ IGNACIO SÁNCHEZ GALÁN	NOMINATING AND COMPENSATION COMMITTEE	VICE CHAIRMAN & CEO

EXTERNAL PROPRIETARY DIRECTORS

Individual or corporate name of director	Committee that has proposed nomination of the director	Individual or corporate name of the significant shareholder represented by the director or that has proposed the nomination of the director
Mr. SEBASTIÁN BATTANER ARIAS (SEE SECTION G)	NOMINATING AND COMPENSATION COMMITTEE	SAVINGS ASSOCIATIONS ASSOCIATED WITHIN THE FEDERACIÓN DE CAJAS DE AHORRO DE CASTILLA Y LEÓN
Mr. XABIER DE IRALA ESTÉVEZ	NOMINATING AND COMPENSATION COMMITTEE	BILBAO BIZKAIA KUTXA (BBK)
Mr. JESÚS MARÍA CADENATO MATÍA	NOMINATING AND COMPENSATION COMMITTEE	BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (BBVA)

EXTERNAL INDEPENDENT DIRECTORS

Individual or corporate name of director	Committee that has proposed nomination of the director	Profile
Mr. VÍCTOR DE URRUTIA VALLEJO	EXECUTIVE COMMITTEE	MADRID, 1942. DOCTORATE IN ECONOMICS FROM UNIVERSIDAD COMPLUTENSE DE MADRID AND DEGREE IN LAW. HE IS CHAIRMAN OF COMPAÑÍA CASTELLANA DE BEBIDAS GASEOSAS, S.A. (CASBEGA) AND OF COMPAÑÍA VINÍCOLA DEL NORTE DE ESPAÑA, S.A., AS WELL AS DIRECTOR OF BARCLAYS BANK, S.A., VOCENTO, S.A., DIARIO EL CORREO, S.A. AND NORTE DE CASTILLA, S.A. HE HAS SERVED AS CHAIRMAN OF BEGANO, S.A., VICE CHAIRMAN OF IBERDROLA, S.A., AS WELL AS DIRECTOR OF CORPORACIÓN IBV, OF IBM ESPAÑA AND OF BRIDGESTONE FIRESTONE HISPANIA, S.A.
Mr. JOSÉ ORBEGOZO ARROYO	EXECUTIVE COMMITTEE	GETXO, BISCAY, 1939. DOCTORATE IN INDUSTRIAL ENGINEERING FROM THE ESCUELA TÉCNICA SUPERIOR DE INGENIEROS INDUSTRIALES DE MADRID. HE IS A TRUSTEE OF FUNDACIÓN IBERDROLA. HE HAS HELD MANAGEMENT POSITIONS IN A NUMBER OF COMPANIES AND HAS BEEN GENERAL DIRECTOR OF WORSA AS WELL AS VICE CHAIRMAN & CEO OF VAZMAN AND MEDEX, S.A. IN ADDITION, HE HAS BEEN A MEMBER OF THE BOARD OF DIRECTORS OF NAVIERA GALEA, S.A., INDUMETAL, S.A., CORPORACIÓN IBV AND OTHER CONSTRUCTION, METAL, NAVAL AND FOOD COMPANIES.

Mr. CÉSAR DE LA MORA Y ARMADA	EXECUTIVE COMMITTEE	MADRID, 1946. DEGREE IN LAW AND DEGREE IN BUSINESS ADMINISTRATION FROM ICADE E.3. HE HAS SPENT MOST OF HIS PROFESSIONAL CAREER AT BANESTO, ATTAINING THE POSITION OF DIRECTOR OF THE BANK AND OF CORPORACIÓN INDUSTRIAL BANESTO. HE HAS ALSO BEEN EXECUTIVE CHAIRMAN OF FENIX FRANCIA AND UPE FRANCIA; CHAIRMAN OF BANESTO SEGUROS AND AGF COMPAÑÍA DE SEGUROS; VICE CHAIRMAN OF LA UNIÓN Y EL FÉNIX ESPAÑOL, S.A.; AND DIRECTOR OF HIDROELÉCTRICA ESPAÑOLA, S.A., UNIÓN IBEROAMERICANA DE PROMOCIONES INDUSTRIALES Y COMERCIALES, S.A., PETROMED, S.A., GAS MADRID, S.A., NAVIERA DE CASTILLA, NAVIERA MONTAÑESA, S.A., CRINAVIS, CORPORACIÓN IBV AND IBERDROLA DIVERSIFICACIÓN, S.A.
Mr. LUCAS MARÍA DE ORIOL LÓPEZ-MONTENEGRO	EXECUTIVE COMMITTEE	MADRID, 1941. DOCTORATE IN INDUSTRIAL ENGINEERING FROM ESCUELA TÉCNICA-SUPERIOR DE INGENIEROS INDUSTRIALES DE MADRID AND GRADUATE OF THE EXECUTIVE CORPORATE MANAGEMENT PROGRAM AT IESE. HE IS A MEMBER OF THE BOARD OF DIRECTORS OF PATENTES TALGO, S.A. HE HAS SPENT MOST OF HIS PROFESSIONAL CAREER AT PATENTES TALGO, S.A., WHERE HE WAS CHAIRMAN OF THE COMPANY. HE HAS ALSO BEEN MEMBER OF THE BOARD OF DIRECTORS OF VALCA, S.A., VIDRALA, S.A. AND CRISNOVA, S.A.
Mr. ANTONIO DE GARAY MORENÉS	EXECUTIVE COMMITTEE	MADRID, 1949. DEGREE IN BUSINESS ADMINISTRATION FROM UNIVERSIDAD COMPLUTENSE DE MADRID AND GRADUATE OF THE GENERAL MANAGEMENT PROGRAM AT IESE. HE IS THE TREASURER OF HISPANIA NOSTRA. HE HAS SPENT MOST OF HIS PROFESSIONAL CAREER AT BANESTO, WHERE HE HELD A NUMBER OF TOP MANAGEMENT POSITIONS IN THE CORPORATE BANKING, INSTITUTIONAL AND LARGE INTERNATIONAL AND DOMESTIC FINANCING AREAS. HE HAS BEEN DIRECTOR OF UNIÓN IBEROAMERICANA DE PROMOCIONES INDUSTRIALES Y COMERCIALES, S.A. AND OF IBERDROLA DIVERSIFICACIÓN S.A.

Mr. RICARDO ÁLVAREZ ISASI	EXECUTIVE COMMITTEE	BILBAO, 1940. DOCTORATE IN INDUSTRIAL ENGINEERING FROM ESCUELA-TÉCNICA SUPERIOR DE INGENIEROS INDUSTRIALES DE BILBAO. PROFESSOR OF ELECTRICAL ENGINEERING WITH A BROAD ACADEMIC AND RESEARCH BACKGROUND. HE IS A MEMBER OF THE BOARD OF DIRECTORS OF A NUMBER OF COMPANIES AND A MEMBER OF THE BOARD OF TRUSTEES OF A NUMBER OF FOUNDATIONS, SUCH AS FUNDACIÓN IBERDROLA, FUNDACIÓN ESCUELA DE INGENIEROS DE BILBAO AND FUNDACIÓN VÍCTOR TAPIA-DOLORES SÁINZ, OF WHICH HE IS THE CHIEF EXECUTIVE. HE WAS DIRECTOR OF THE DYNA TECHNICAL MAGAZINE AND HAS HELD A NUMBER OF POSITIONS IN ACADEMIC AND RESEARCH INSTITUTIONS, SUCH AS DIRECTOR OF THE ESCUELA DE INGENIEROS DE BILBAO AND MEMBER OF THE STEERING COMMITTEE AND THE SOCIAL BOARD OF THE UNIVERSIDAD DEL PAÍS VASCO. HE HAS BEEN A MEMBER OF THE BOARD OF DIRECTORS OF CADEM (A BASQUE PUBLIC-SECTOR COMPANY), OF ENTE VASCO DE LA ENERGÍA (EVE) AND OF IBERDUERO, S.A., AS WELL AS GENERAL EXECUTIVE SECRETARY OF LABEIN.
Mr. ANTONIO MARÍA DE ORIOL Y DÍAZ-BUSTAMANTE	EXECUTIVE COMMITTEE	MADRID, 1944. AGRONOMY ENGINEER. HE HAS A DEGREE IN BUSINESS ADMINISTRATION FROM ICADE AND HAS GRADUATED FROM THE EXECUTIVE MANAGEMENT PROGRAM AT IESE. HE IS THE SOLE ADMINISTRATOR OF CARMONILLA, S.A., CHAIRMAN OF COPRECA, S.A. AND OF CORPFIN, A VENTURE CAPITAL COMPANY. HE HAS BEEN THE SOLE ADMINISTRATOR OF EXPLOTACIONES FORESTALES, AGRÍCOLAS Y PECUARIAS ALAVESAS, S.A. (EFAPASA), AS WELL AS DIRECTOR OF VILLOSA-GUARDIÁN AND OF VALCA, S.A.
Mr. MARIANO DE YBARRA Y ZUBIRÍA	EXECUTIVE COMMITTEE	GETXO, BISCAY, 1947. HE IS A DIRECTOR OF CORPORACIÓN DE MEDIOS DE EXTREMADURA, S.A. HE HAS HELD A NUMBER OF MANAGEMENT POSITIONS IN COMPANIES SUCH AS MANUFACTURAS INDUSTRIALES, S.A., YBARRA SOROA Y CÍA, LTDA. AND NAVIERA GARCÍA-MIÑAUR, S.A.

Mr. JOSÉ IGNACIO BERROETA ECHEVARRÍA (SEE SECTION G)	EXECUTIVE COMMITTEE	BILBAO, 1939 DEGREE IN ECONOMICS FROM UNIVERSIDAD COMERCIAL DE DEUSTO. HE IS A MEMBER OF THE BOARD OF DIRECTORS OF CONSTRUCCIONES Y AUXILIAR DE FERROCARRILES (CAF), S.A. AND MEMBER OF THE CÍRCULO DE EMPRESARIOS VASCOS AND OF THE CONSEJO DE LA ASOCIACIÓN PARA EL PROGRESO DE LA DIRECCIÓN (APD). HE SPENT MOST OF HIS PROFESSIONAL CAREER AT GENERAL ELÉCTRICA ESPAÑOLA, S.A. AND FABRELEC-WESTINGHOUSE. SUBSEQUENTLY, HE JOINED BANCO DE VIZCAYA, WHERE HE WAS ASSISTANT GENERAL MANAGER, WHICH POSITION HE ALSO HELD AT BANCO BILBAO VIZCAYA (BBV). HE HAS BEEN EXECUTIVE CHAIRMAN OF BILBAO BIZKAIA KUTXA (BBK), VICE CHAIRMAN OF CONFEDERACIÓN ESPAÑOLA DE CAJAS DE AHORRO (CECA) AND DIRECTOR OF OTHER ENTITIES, AS WELL AS MEMBER OF THE BOARD OF TRUSTEES OF VARIOUS FOUNDATIONS, SUCH AS COTEC AND MUSEO GUGGENHEIM BILBAO.
Mr. JUAN LUIS ARREGUI CIÁRSOLO	EXECUTIVE COMMITTEE	MALLAVIA, BISCAY, 1943. TECHNICAL ENGINEER GRADUATED FROM THE ESCUELA DE BILBAO. HOLDS A DEGREE IN NUMERICAL CONTROL FROM WANDSDORF AND A MASTERS' DEGREE IN MICRO-MECHANICAL ENGINEERING FROM BESANÇON. HE IS CHAIRMAN OF VIÑA IZADI, S.A., FORESTA CAPITAL, S.A. AND CORPORACIÓN EÓLICA CESA, S.L., IN THE FOUNDATION OF WHICH COMPANIES HE HAS PARTICIPATED, AS WELL AS DIRECTOR OF GESTORA DE PROYECTOS Y CONTRATOS, S.A., OF GRUPO EMPRESARIAL ENCE, S.A. AND OF GAMESA CORPORACIÓN TECNOLÓGICA, S.A. HE HAS ALSO SERVED AS CHAIRMAN OF GAMESA, OF WHICH HE WAS FOUNDER, AND AS CO-CHAIRMAN OF GRUPO GUASCOR.

Mr. JULIO DE MIGUEL AYNAT	NOMINATING AND COMPENSATION COMMITTEE	VALENCIA, 1944. DEGREE IN LAW FROM UNIVERSIDAD DE VALENCIA. HE IS A MEMBER OF THE BOARD OF DIRECTORS OF METROVACESA, S.A., MEMBER OF THE ADVISORY COMMITTEE OF CIERVAL, OF THE INSTITUTO ESPAÑOL DE ANALISTAS FINANCIEROS AND OF THE BOARD OF TRUSTEES OF FERIA MUESTRARIO INTERNACIONAL DE VALENCIA, AS WELL AS OF A NUMBER OF FOUNDATIONS AND INSTITUTIONS, SUCH AS THE FUNDACIÓN UNIVERSIDAD EMPRESA (ADEIT) AND THE FUNDACIÓN DE ESTUDIOS FINANCIEROS. HE HAS BEEN THE CHAIRMAN OF BANCAJA, BANCO DE VALENCIA AND BANCO DE MURCIA, VICE CHAIRMAN OF THE FEDERACIÓN VALENCIANA DE CAJAS DE AHORROS AND OF AUTOPISTAS DEL MARE NOSTRUM, S.A. (AUMAR), AS WELL AS A MEMBER OF THE BOARD OF DIRECTORS OF THE CONFEDERACIÓN ESPAÑOLA DE CAJAS DE AHORROS (CECA), ABERTIS INFRAESTRUCTURAS, S.A., ENAGAS, S.A., AUREA CONCESIONES DE INFRAESTRUCTURAS, S.A. AND INSTITUTO VALENCIANO DE INVESTIGACIONES ECONÓMICAS (IVIE). IN ADDITION, HE HAS BEEN CHAIRMAN OF FUNDACIÓN BANCAJA AND MEMBER OF THE BOARD OF TRUSTEES OF FUNDACIÓN PREMIOS "REY JAIME I," AMONG OTHER ENTITIES.

OTHER EXTERNAL DIRECTORS

Individual or corporate name of director	Committee that has proposed the nomination of the director
Mr. JOSÉ ANTONIO GARRIDO MARTÍNEZ	EXECUTIVE COMMITTEE
Mr. JAVIER HERRERO SORRIQUETA	EXECUTIVE COMMITTEE
Mr. IGNACIO DE PINEDO CABEZUDO	EXECUTIVE COMMITTEE

Reasons for which they cannot be considered independent or proprietary directors:

The Other External Directors do not represent or have not been nominated by the holders of significant stable interests in the share capital of the Company and, in addition, they have performed executive duties at the Company.

In that respect, as set forth in Article 37.1(b) of the By-laws, External Proprietary Directors are "those non-executive Directors who own, or represent owners of, stable interests in the share capital of the Company."

In addition, Article 37.1(c) of the By-laws sets forth that External Independent Directors are "those non-executive Directors not representing a major shareholder who are appointed based on their personal and professional prestige and their experience and knowledge for the

performance of their duties. Such Directors shall have no substantial direct or indirect connection to the Company."

Moreover, Article 10.2 of the Regulations of the Board of Directors establishes "The following persons may not be appointed as independent Directors if such persons are, or have been during the last two (2) years:

a) Managers of the Company or of any of the companies that are members of the IBERDROLA Group.

b) Directors of any of the companies that are members of the IBERDROLA Group, except if they have acted as independent directors thereof.

c) Recipients of any kind of remuneration or compensation payable by the Company or by any of the companies that are members of the IBERDROLA Group other than such as they may be entitled to collect for serving office as Directors.

d) Significant shareholders or managers of companies to which the Company or any of the companies that are members of the IBERDROLA Group has paid, or from which the Company or any of the companies that are members of the IBERDROLA Group has received, substantial payments."

Indicate the changes, if any, in the type of director during the period:

Individual or corporate name of director	Date of change	Former type	Current type
Mr. JOSÉ IGNACIO BERROETA ECHEVARRÍA (SEE SECTION G)	04-20-2005	EXTERNAL PROPRIETARY DIRECTOR	EXTERNAL INDEPENDENT DIRECTOR

B.1.4. Indicate whether the classification of directors made in the item above is consistent with the distribution set forth in the Regulations of the Board of Directors:

The classification of Directors made in the item above is consistent with the distribution set forth in the Article 10 of the Regulations of the Board of Directors.

B.1.5. Indicate the powers, if any, delegated to the CEO(s):

Individual or corporate name of director	Brief description
Mr. JOSÉ IGNACIO SÁNCHEZ GALÁN	THE VICE CHAIRMAN & CEO, AS AN INDIVIDUAL DECISION-MAKING UNIT, HAS BEEN DELEGATED ALL POWERS THAT MAY BE DELEGATED UNDER THE LAW AND THE BY-LAWS.

B.1.6. Identify the directors who are managers or directors of companies within the listed company's group, if any:

Individual or corporate name of director	Corporate name of entity within the group	Position
Mr. JOSÉ IGNACIO SÁNCHEZ GALÁN	IBERDROLA INMOBILIARIA, S.A. (SEE SECTION G)	CHAIRMAN OF THE BOARD

Mr. JAVIER HERRERO SORRIQUETA	IBERDROLA INMOBILIARIA, S.A.	VICE CHAIRMAN OF THE BOARD
Mr. CÉSAR DE LA MORA Y ARMADA	IBERDROLA INMOBILIARIA, S.A.	DIRECTOR

B.1.7. Identify the directors of your company, if any, who are directors of other companies listed on official stock exchanges in Spain other than those of your Group, that have been reported to your company:

Individual or corporate name of director	Listed company	Position
Mr. VÍCTOR DE URRUTIA VALLEJO	COMPAÑÍA VINICOLA DEL NORTE DE ESPAÑA, S.A.	CHAIRMAN
Mr. JOSÉ IGNACIO BERROETA ECHEVARRÍA	CONSTRUCCIONES Y AUXILIAR DE FERROCARRILES (CAF), S.A.	DIRECTOR
Mr. JUAN LUIS ARREGUI CIÁRSOLO	GAMESA CORPORACIÓN TECNOLÓGICA, S.A.	DIRECTOR
Mr. JUAN LUIS ARREGUI CIÁRSOLO	GRUPO EMPRESARIAL ENCE, S.A.	DIRECTOR
Mr. JULIO DE MIGUEL AYNAT	METROVACESA, S.A.	DIRECTOR

B.1.8. Complete the following tables regarding the aggregate compensation of Directors accrued during the fiscal year:

a) In the Company which is the subject matter of this report:

Compensation item	Data in thousands of Euros
Fixed compensation	2,347
Variable compensation	1,058
Daily fees	839
Token payments	3,741
Share options and/or other financial instruments	0
Other	128
Total:	**8,113**

Other benefits	Data in thousands of Euros
Advances	0
Loans granted	0
Pension funds and plans: Contributions	0
Pension funds and plans: Contracted obligations	0
Life insurance premiums	1,383
Guarantees given by the company for the benefit of directors	1,088

b) On account of membership by the Company's directors on other boards of directors and/or in the top management of Group companies:

Compensation item	Data in thousands of Euros
Fixed compensation	0
Variable compensation	0
Daily fees	91
Token payments	0
Share options and/or other financial instruments	0
Other	0
Total:	**91**

Other benefits	Data in thousands of Euros
Advances	0
Loans granted	0
Pension funds and plans: Contributions	0

Pension funds and plans: Contracted obligations	0
Life insurance premiums	0
Guarantees given by the company for the benefit of directors	0

c) Total compensation by type of director:

Type of director	Per company	Per group
Executive	4,291	61
External Proprietary	654	0
External Independent	2,170	15
Other External	998	15
Total:	**8,113**	**91**

d) As a percentage of the profits attributable to the controlling company:

Total compensation of directors (in thousands of Euros)	8,204
Total compensation of directors / profits attributable to the controlling company (as a %)	0.594

B.1.9. Identify the members of the Company's senior management who are not executive directors and state the total compensation accruing to them during the year:

Individual or corporate name	Position
Mr. FEDERICO SAN SEBASTIÁN FLECHOSO	GENERAL SECRETARY AND SECRETARY OF THE BOARD OF DIRECTORS
Mr. JULIÁN MARTÍNEZ-SIMANCAS SÁNCHEZ	DEPUTY TO VICE CHAIRMAN & CEO
Mr. JOSÉ LUIS SAN PEDRO GUERENABARRENA	ADMINISTRATION, CONTROL AND REGULATION DIRECTOR
Mr. JOSÉ SÁINZ ARMADA	DIRECTOR OF ECONOMY AND FINANCE
Mr. FERNANDO BECKER ZUAZUA	DIRECTOR OF HUMAN RESOURCES AND SERVICES
Mr. JOSÉ LUIS DEL VALLE DOBLADO	DIRECTOR OF STRATEGY AND DEVELOPMENT
Mr. LUIS JAVIER ARANAZ ZUZA	DIRECTOR OF INTERNAL AUDIT
Mr. FRANCISCO MARTÍNEZ CÓRCOLES	DIRECTOR OF POWER GENERATION
Mr. JAVIER VILLALBA SÁNCHEZ	DIRECTOR OF DISTRIBUTION
Mr. SALVADOR FONT ESTRANY	MARKETING DIRECTOR
Mr. PEDRO BARRIUSO OTAOLA	DIRECTOR OF RENEWABLE ENERGIES
Mr. GONZALO PÉREZ FERNÁNDEZ	DIRECTOR FOR LATIN AMERICA
Mr. JOAQUÍM PINA MOURA	DIRECTOR FOR PORTUGAL

Total senior management compensation (in thousands of Euros)	10,365

B.1.10. Identify, on an aggregate basis, if there are indemnity or "golden parachute" provisions for the benefit of senior management, including executive directors, of the Company or its Group in the event of dismissals or changes of control. Indicate whether such agreements must be reported to and/or approved by the decision-making bodies of the Company or its Group:

Number of beneficiaries	15

	Board of Directors	Shareholders (at the General Shareholders' Meeting)
Decision-making body approving the clauses	X	

	YES	NO
Is information about these clauses provided to the shareholders at the General Shareholders' Meeting?		X

B.1.11. Describe the process to set the compensation of the members of the Board of Directors and the relevant provisions of the By-laws with regard thereto.

As provided by Article 50 of the By-laws, the compensation of the Board of Directors' members is established such that it does not exceed two (2%) percent of consolidated group profits, which are annually submitted for approval by the shareholders at the General Shareholders' Meeting.

Article 34.2(d) of the By-Laws provides that one of the powers of the Board of Directors is to "set the compensation of the members of the Board of Directors, after a report from the Nominating and Compensation Committee."

In turn, Article 45.2 of the By-laws provides that the Nominating and Compensation Committee has, among other powers, the power to:

"d) Propose to the Board of Directors the system and amount of annual Director compensation."

"f) Report to the Board of Directors regarding the compensation of the Chairman, Chief Executive Officer and senior-level managers, the latter at the proposal of the Chief Executive Officer, if any."

Finally, Article 50 of the By-laws governs the compensation of Directors in the following terms:

"1. The Company shall allocate as an expense an amount equal to up to two (2) percent of consolidated group profits obtained during the fiscal year for the following purposes:

a) To compensate the members of the Board of Directors based on the offices held, and dedication to and attendance of meetings of the corporate decision-making bodies.

b) To endow a fund to meet the obligations of the Company regarding pensions or the payment of Life Insurance premiums in favor of current and former members of the Board of Directors.

The allocation of the maximum limit of two percent shall only occur if profits for the fiscal year are sufficient to cover legal and other mandatory reserves and the issuance to the shareholders of a dividend of at least four percent.

2. Independently of the provisions of the foregoing paragraph, and subject always to the approval of the shareholders at the General Shareholders' Meeting, the compensation of the members of the Board of Directors may also consist of the delivery of shares or options thereto, as well as a payment which takes as its reference the value of the Company's shares.

3. All rights and duties arising from membership on the Board of Directors shall be compatible with all other rights, duties and indemnification to which the Director may be entitled by reason of other employment or professional relationships, if any, that such Director may have with the Company."

B.1.12. Indicate the identity of the members of the Board of Directors, if any, who are also members of the board of directors or managers of companies that hold a significant interest in the listed company and/or in companies within its Group:

Individual or corporate name of director	Individual or corporate name of significant shareholder	Position
Mr. XABIER DE IRALA ESTÉVEZ	BILBAO BIZKAIA KUTXA (BBK)	CHAIRMAN OF THE BOARD
Mr. JESÚS MARÍA CADENATO MATÍA	BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (BBVA)	DIRECTOR OF THE LARGE INDUSTRIAL CORPORATIONS AREA

Describe, if applicable, any significant relationships other than the ones contemplated in the prior item, of the members of the Board of Directors linking them to significant shareholders and/or in companies within its Group:

Individual or corporate name of director	Individual or corporate name of the significant shareholder	Description of relationship
Mr. SEBASTIÁN BATTANER ARIAS	CAJA DE AHORROS DE SALAMANCA Y SORIA (CAJA DUERO)	PROPRIETARY DIRECTOR APPOINTED FOLLOWING A PROPOSAL OF THE SAVINGS ASSOCIATIONS ASSOCIATED IN FEDERACIÓN DE CAJAS DE AHORRO DE CASTILLA Y LEÓN.
Mr. SEBASTIÁN BATTANER ARIAS	CAJA ESPAÑA DE INVERSIONES, CAJA DE AHORROS Y MONTE DE PIEDAD	PROPRIETARY DIRECTOR APPOINTED FOLLOWING A PROPOSAL OF THE SAVINGS ASSOCIATIONS ASSOCIATED IN FEDERACIÓN DE CAJAS DE AHORRO DE CASTILLA Y LEÓN.
Mr. SEBASTIÁN BATTANER ARIAS	CAJA DE AHORROS MUNICIPAL DE BURGOS	PROPRIETARYDIRECTOR APPOINTED FOLLOWING A PROPOSAL OF THE SAVINGS ASSOCIATIONS ASSOCIATED IN FEDERACIÓN DE CAJAS DE AHORRO DE CASTILLA Y LEÓN.
Mr. SEBASTIÁN BATTANER ARIAS	CAJA DE AHORROS Y MONTE DE PIEDAD DE SEGOVIA	PROPRIETARYDIRECTOR APPOINTED FOLLOWING A PROPOSAL OF THE SAVINGS ASSOCIATIONS ASSOCIATED IN FEDERACIÓN DE CAJAS DE AHORRO DE CASTILLA Y LEÓN.
Mr. SEBASTIÁN BATTANER ARIAS	CAJA DE AHORROS Y MONTE DE PIEDAD DEL CIRCULO CATOLICO DE OBREROS DE BURGOS	PROPRIETARYDIRECTOR APPOINTED FOLLOWING A PROPOSAL OF THE SAVINGS ASSOCIATIONS ASSOCIATED IN FEDERACIÓN DE CAJAS DE AHORRO DE CASTILLA Y LEÓN.

Mr. SEBASTIÁN BATTANER ARIAS	CAJA DE AHORROS Y MONTE DE PIEDAD DE AVILA	PROPRIETARYDIRECTOR APPOINTED FOLLOWING A PROPOSAL OF THE SAVINGS ASSOCIATIONS ASSOCIATED IN FEDERACIÓN DE CAJAS DE AHORRO DE CASTILLA Y LEÓN.
Mr. XABIER DE IRALA ESTÉVEZ	BILBAO BIZKAIA KUTXA (BBK)	PROPRIETARYDIRECTOR APPOINTED FOLLOWING A PROPOSAL OF BBK.
Mr. JESÚS MARÍA CADENATO MATÍA	BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (BBVA)	PROPRIETARYDIRECTOR APPOINTED FOLLOWING A PROPOSAL OF BBVA.

B.1.13. Indicate the amendments made during the fiscal year to the Regulations of the Board of Directors, if any.

The Regulations of the Board of Directors were approved by the Board of Directors at the meeting held on February 25, 2004, and no amendments have been made since the date of approval thereof.

B.1.14. Indicate the procedures for the appointment, re-election, evaluation and removal of Directors. List the competent bodies, the procedures to be followed and the criteria applied in each of such procedures.

1. APPOINTMENT AND REMOVAL OF DIRECTORS

Pursuant to the By-Laws, the shareholders at the General Shareholders' Meeting will decide the appointment and removal of Directors (Article 17.1.a).

Vacancies which occur may, in turn, be filled by the Board of Directors on a interim basis until the next General Shareholders' Meeting, whereat the shareholders shall confirm the appointments or elect the persons who should replace Directors which are not ratified, or it shall withdraw the vacant positions (Article 48.3 of the By-Laws).

Finally the Nominating and Compensation Committee shall bring Director designation proposals to the Board of Directors for the appointment thereof and subsequent submission to a decision by the shareholders at the General Shareholders' Meeting, at the request of the Chairman or any other member of the Board of Directors (Article 3.2 of the Regulations of the Nominating and Compensation Committee).

The Board of Directors (and the Nominating and Compensation Committee within its area of authority) shall endeavor to ensure that candidates proposed to the shareholders at the General Shareholders' Meeting for their appointment as directors, and the directors directly appointed by the Board to fill vacancies in the exercise of its power to make interim appointments, will be persons widely recognized for their expertise, competence and experience, and will be particularly rigorous in connection with the selection of those persons who are to hold office as independent Directors (Article 13 of the Regulations of the Board of Directors).

The Nominating and Compensation Committee, at the request of the Board of Directors, will select possible candidates who might be appointed as Directors of the Company, and will present their proposals to the Board of

Directors through the Chairman of such Board of Directors, in accordance with the procedure set forth in Article 14 of the Regulations of such Committee:

- The Committee must verify that all candidates for Director of the Company meet the general requirements provided for by statute, the By-Laws and in the Regulations of the Board of Directors of the Company.

- In the case of candidates for the position of independent Director, the Committee must verify compliance with the specific requirements for this type of Director provided for in the By-Laws and in the Regulations of the Board of Directors, and gather adequate information regarding the personal qualities, experience, knowledge, and effective availability of the candidates.

- The Committee must submit to the Board of Directors a duly-substantiated report containing its proposal for the appointment of Directors for designation thereof by the shareholders at the General Shareholders' Meeting or, if applicable, by the Board of Directors itself in the exercise of its powers to fill vacancies by interim appointment.

The proposals that the Committee submits to the Board of Directors must contain an assessment of the qualities of the various candidates and assign them to one of the four categories of directors contemplated by the By-Laws of the Company.

2. RE-ELECTION OF DIRECTORS

Pursuant to Article 16.1 of the Regulations of the Board of Directors, the proposals for re-election of Directors that the Board of Directors resolve to submit to the decision of the shareholders at the General Shareholders' Meeting will be subject to a formal process of elaboration, which shall include a report issued by the Nominating and Compensation Committee.

Article 15 of the Regulations of the Nominating and Compensation Committee provides that, prior to the end of the term for which a Director has been appointed, the Committee must examine the advisability of their re-election, as well as the continuance, if applicable, on the Committee of the Board of Directors of which such Director is a member.

For the foregoing purposes, the Committee must verify that the Director to be re-elected continues to comply with the requirements referred to above, as well as evaluate the quality of work and dedication to office of the Director in question.

Once the procedure described above has been completed, the Committee must present a well-reasoned report to the Board of Directors with its proposal regarding the re-election of Directors.

3. EVALUATION OF DIRECTORS

Pursuant to Article 27.1 of the Regulations of the Board of Directors, the Board of Directors must evaluate, on an annual basis, its operation and the quality of its work.

Pursuant to the above article, the Board of Directors has conducted a self-evaluation and the following substantial issues were analyzed:

1. Corporate Governance and transparency: Following the extensive amendments to the internal corporate governance rules and regulations carried out during fiscal year 2004, no amendments thereto were made during fiscal year 2005. However, the Board has analyzed the legislative news published during November 2005 in the Companies Law and through the publication of Royal Decree 1333/2005 on market abuse, and has taken actions accordingly in order to make the appropriate changes to the By-laws and the Internal Regulations for Conduct during fiscal year 2006.

In addition, the actions taken by the Board of Directors have complied with the laws and regulations thereunder and conformed to the Company's By-laws and Regulations.

2. Frequency of meetings: The Board of Directors has held periodic meetings at the minimum intervals set forth in Article 27.1 of the Regulations of the Board of Directors. Specifically, 14 meetings were held during fiscal year 2005. For ordinary sessions, the Board itself establishes a schedule at the beginning of the fiscal year in order for the Directors to know beforehand the dates on which the ordinary meetings will be held, without prejudice to notice of such meetings being given again at least three days in advance of the date set therefor, when a formal call to the meeting is issued.

Notwithstanding some justified absences, a large majority of Directors was present at the Board of Directors' meetings during fiscal year 2005. It should be pointed out that no meeting was held without the presence of the Chairman, the Vice Chairman & CEO or the Secretary of the Board of Directors.

The Executive Committee, the Audit and Compliance Committee, and the Nominating and Compensation Committee have held regular meetings to discuss their business, as set forth in this Report under section B.1.23.

3. Proceedings at the Board's meetings: During the meetings, the Directors have given their opinions and have freely stated their position with regard to the various matters discussed on the Board and have actively participated in the decisions and deliberations thereof or, when necessary, they have refrained from participating therein.

4. Information available to the Directors and dedication: All meetings of the Board and meetings of the Committees have been called sufficiently in advance and had their respective Agenda. All Directors have timely received full information of the business transacted and the resolutions adopted at the various meetings, have had the chance to obtain the additional information they have deemed necessary and have devoted to their duties the time and effort required to discharge them effectively.

5. Duties of the Chairman and of the Secretary of the Board: The Chairman of the Board of Directors has effectively coordinated the operations of the Board and has encouraged debate at the meetings. The Board has also regarded as positive the performance of the Secretary of the Board, who has complied with the duties assigned to him under Article 22 of the Regulations of the Board of Directors, by channeling the relationships between the Company and the Directors in all matters relating to the operations of the Board.

6. Relationships between the Board and the Committees: The three Committees periodically report to the Board of Directors on their activities and the business discussed and the decisions adopted at their meetings, as provided by Article 24.5 of the Regulations of the Board (as far as the Executive Committee is concerned), Article 20 of the Regulations of the Audit and Compliance Committee, and Article 19.1 of the Regulations of the Nominating and Compensation Committee.

The Audit and Compliance Committee has prepared a report on the activities carried out during fiscal year 2005, which was approved by the Board of Directors at its meeting held on February 22, 2006 and which has been made available to the shareholders in connection with the call to the Ordinary General Shareholders' Meeting for fiscal year 2006. For its part, the Nominating and Compensation Committee has submitted to the Board a report on its activities during fiscal year 2005.

In addition, within the framework of the information provided to the Board, the Audit and Compliance Committee carried out a self-assessment of its operations at two meetings held on November 11, 2004 and January 13, 2005, and submitted its conclusions and the resulting Action and Improvement Plan to the Board of Directors at the meeting held on June 28, 2005.

7. Training of Directors: In order for the Directors to keep abreast of the latest developments, presentations have been made on matters such as the International Financial Reporting Standards, the latest news as to regulation of the industry, and the applicable rules and regulations in the area of Corporate Governance.

8. Strategy: Within the scope of the duties of general supervision and strategic guidance of the Company entrusted to the Board of Directors, the Strategic Plan has been regularly monitored at its meetings.

In sum, the Board of Directors believes that, in FY 2005, it has performed its duties in accordance with the Law, the By-Laws and its internal Regulations, achieving transparency and efficiency in its operations.

B.1.15. Indicate the circumstances under which the resignation of Directors is mandatory.

Pursuant to Article 48.1 of the By-laws, the Directors will serve in their positions for a term of five (5) years, so long as the shareholders at the General Shareholders' Meeting do not resolve to remove or dismiss them and they do not resign from their position.

In particular, the Directors should submit their resignation from the position and formalize their withdrawal upon the occurrence of any of the instances of incompatibility or prohibition against performing the duties of director provided by Law, as well as the events in which the Regulations of the Board of Directors so provide.

In this sense, Article 17.2 of the Regulations of the Board of Directors sets forth that the Directors will tender their resignation to the Board of Directors and formally resign from their position in the following cases:

a) When they reach the age of seventy (70).

b)When they are involved in any circumstance of incompatibility or prohibition governed by provisions of a general nature or set forth in Article Twelve of the Regulations of the Board of Directors (*).
c) When as a result of acts attributable to the Director in his capacity as such, serious damage is caused to the value of the Company or the Director ceases to deserve the commercial and professional respect required to hold the position of Director of the Company.
d) When they are seriously reprimanded by the Board of Directors because they have breached their duties as Directors and such reprimand is approved by a two-thirds majority of the members of the Board at the proposal of the Audit and Compliance Committee.
e)When their continuance in office on the Board may jeopardize the interests of the Company or when the reasons why the Director was appointed cease to exist and, in any case, when a Proprietary Director transfers his shareholding in the Company and when an Independent Director is affected, at any time following his appointment as such, by any of the prohibitions on holding office provided for in section two of Article Ten of the Regulations of the Board of Directors.

(*) Article 12 of the Regulations of the Board of Directors:

The following may not be appointed Directors:

a) Domestic or foreign companies competing with the Company in the energy industry, or the directors or senior managers thereof.
b) Persons holding the position of director in more than four (4) companies with shares trading on domestic or foreign securities exchanges.
c) Persons who, during the two (2) years prior to their appointment, have occupied high-level positions in the government which are incompatible with the simultaneous performance of the duties of a director of a listed company under national or autonomous community legislation, or positions of responsibility with entities regulating the energy industry, the securities markets or other industries in which the Company operates.
d) Persons who are subject to any other circumstance of incompatibility or prohibition governed by provisions of a general nature.

As was reported to the National Securities Market Commission as a significant event on April 20, 2005, the Directors Mr. Javier Aresti y Victoria de Lecea and Mr. José Luis Antoñanzas Pérez-Egea withdrew from their position upon reaching the regulatory age, and the Directors Mr, Santiago Mayner Oyarbide and Mr. José Antonio Fernández Rivero submitted their resignation as proprietary Directors.

B.1.16. Explain whether the powers of the top executive of the Company are vested in the Chairman of the Board. If so, indicate the measures that have been taken to mitigate the risks of accumulation of powers in a single person:

YES [X] **NO** [ ]

Measures to mitigate risks

The Vice Chairman & CEO, as an Individual Decision-Making Unit, has been delegated all the powers that may be delegated under the law and the By-laws.

The main measures adopted to mitigate the risks of accumulation of powers are:

- The duties attributed to the Executive Committee (Article 43 of the By-laws and the delegation resolution adopted by the Board of Directors at the meeting held on July 3, 1991).

- The duties attributed to the Audit and Compliance Committee and to the Nominating and Compensation Committee (Articles 44 and 45 of the By-laws).

- The general risk policy and the risk management systems described in items D.1 and D.2 of this Report, developed on the basis of the general duty of supervision assigned to the Board of Directors, which is required to identify the main risks to which the Company is exposed and to organize adequate internal control and information systems [Article 7.5(c) of the Regulations of the Board of Directors].

- The activities of cooperation and support entrusted to the Management Committees within the framework of the general risk policy, as set forth in item D.4 of this Report.

In addition, we must take into account the following powers granted to the Directors under the Regulations of the Board:

- All and every Director may contribute to the scheduling of the Board meetings, because "Prior to the commencement of each fiscal year, the Board of Directors shall set a schedule for its ordinary meetings" (Article 27.2).

- The Board of Directors shall also meet when the Chairman resolves to call an extraordinary meeting thereof, and " when such extraordinary meeting is requested by one-fourth of the Directors" (Article 27.3).

- The Chairman shall decide on the agenda for the meeting, but shall be required to include therein the matters requested by the Directors "when such request has been made by at least three (3) Directors not less than ten (10) days in advance of the date set for the meeting" (Article 27.5).

- Directors have "the broadest powers to obtain information regarding any aspect of the Company, to examine its books, records, documents and other records of corporate transactions, to inspect its facilities, and to communicate with the senior-level managers of the Company," the exercise of which powers of information shall first be channeled through the Chairman, the Chief Executive Officer or the Secretary (Article 31).

- Any Director "may request the hiring of legal, accounting, technical, financial, commercial or other expert advisors, whose services shall be paid for by the Company" in order to be assisted in the performance of his duties, which request shall be channeled through the Chairman or the Secretary, who may subject it to the prior approval of the Board of Directors (Article 32).

Finally, it must also be stressed that no qualified majorities are required to resolve the removal of the Chairman when the Board deems it necessary. Therefore, the Board's power of censure with respect to the Chairman could materialize through a resolution for removal of the Chairman, which could be adopted upon a simple majority.

B.1.17. Are qualified majorities, different from the statutory majorities, required to adopt any type of decision?

YES [X] NO [ ]

Describe the method used by Directors to adopt resolutions, including at least the minimum quorum required to hold a valid meeting and the kind of majorities required to adopt resolutions:

Adoption of resolutions

Description of resolution	Quorum	Type of majority
Amendment to the Regulations of the Board of Directors (Article 29.4.b of the Regulations of the Board of Directors).	One half plus one of the Directors.	Two thirds of the Board members present in person or represented by proxy.

B.1.18. Explain whether there are specific requirements, other than the requirements relating to Directors, to be appointed Chairman.

YES [ ] NO [X]

Description of requirements

B.1.19. Does the Chairman have a tie-breaking vote?:

YES [ ] NO [X]

Business to which the tie-breaking vote applies

B.1.20. Indicate whether the By-laws or the Regulations of the Board of Directors set forth any age limit for directors:

YES [X] NO [ ]

Age limit for the Chairman	70
Age limit for the CEO	65
Age limit for directors	70

B.1.21. Indicate whether the By-laws or the Regulations of the Board of Directors establish any limit on the term of office for independent directors:

YES [ ] NO [X]

Maximum term of office	0

B.1.22. Indicate whether there are formal procedures for proxy voting at meetings of the Board of Directors. If so, briefly describe them.

Pursuant to Articles 40.2 of the By-laws and 29.2 and 33.2.(b) of the Regulations of the Board of Directors, Directors will use their best efforts to attend the meetings of the Board and, when unable to attend in person, they will attempt to give a proxy to another Director, to whom they will give any appropriate instructions.

The proxy will be a special proxy for the Board meeting in question, and may be communicated by any of the means to call a meeting of the Board, i.e. letter, fax, telegram, e-mail or any other means.

B.1.23. Indicate the number of meetings that the Board of Directors has held during the fiscal year. In addition, specify the number of meetings, if any, at which the Chairman was not in attendance:

Number of meetings of the Board	14

Number of meetings of the Board at which the Chairman was not in attendance	0

Indicate the number of meetings held by the different committees of the Board of Directors during the fiscal year:

Number of meetings of the Executive Committee	21
Number of meetings of the Audit Committee	12
Number of meetings of the Nominating and Compensation Committee	5
Number of meetings of the Strategy and Investment Committee	0
Number of meetings of the Committee	0

B.1.24. Indicate whether the annual individual financial statements and the annual consolidated financial statements that are submitted to the Board of Directors for approval have been previously certified:

YES [X] NO [ ]

Identify, if applicable, the person/persons that has/have certified the annual individual and consolidated financial statements of the Company for their preparation by the Board:

Name	Position
Mr. JOSÉ IGNACIO SÁNCHEZ GALÁN	VICE CHAIRMAN & CEO
Mr. JOSÉ LUIS SAN PEDRO GUERENABARRENA	ADMINISTRATION, CONTROL AND REGULATION DIRECTOR

B.1.25. Explain the mechanisms, if any, adopted by the Board of Directors to avoid any qualifications in the audit report on the annual individual and consolidated financial statements submitted to the General Shareholders' Meeting and prepared by the Board of Directors.

Pursuant to Article 44.2 of the By-laws, the Audit and Compliance Committee is vested with the following powers, among others:

- Know the process for gathering financial information and associated internal systems for monitoring risks relevant to the Company.

- Receive information from the Auditors regarding matters that might risk the independence thereof which are related to the auditing procedure and generally regarding any other information provided for in legislation regarding the auditing of financial statements and in the technical auditing regulations in effect at any time.

In addition, Article 47.5 of the Regulations of the Board of Directors sets forth that "the Board of Directors shall use its best efforts to definitively prepare the financial statements such that there is no room for comments by the auditor. However, when the Board believes that its opinion must prevail, it shall provide a public explanation of the content and scope of the discrepancy."

In addition, Article 5.c) of the Regulations of the Audit and Compliance Committee contemplates, among the main duties of such Committee, related to the audit of the accounts the power to "review the contents of the Auditors' Reports, prior to the issuance thereof, in order to avoid qualified reports, and act as a liaison between the Board of Directors and the Auditors."

In practice, this duty is performed by such Committee continuously over the fiscal year by means of the reports it submits to the Board of Directors on the interim financial information of the Company presented on a quarterly basis to the National Securities Market Commission.

The reports of the Audit and Compliance Committee, presented by its Chairman to the Board of Directors before the approval of the information, are mainly intended to disclose such aspects that may give, if any, rise to qualifications in the Audit Report of Iberdrola and its consolidated group, making the appropriate recommendations to avoid such qualifications.

Accordingly, the Audit and Compliance Committee has submitted the following reports to the Board of Directors related to the economic and financial information of the Company to be filed with the National Securities Market Commission for fiscal year 2005:

- Report dated April 19, 2005, on the economic and financial information related to Q1 2005.
- Report dated July 19, 2005, on the economic and financial information related to H1 2005.
- Report dated October 18, 2005, on the economic and financial information related to Q3 2005.
- Report dated February 7, 2006, on the economic and financial information related to H2 2005.
- Report dated February 21, 2006, on the annual financial statements of Iberdrola, S.A. and its Consolidated Group for fiscal year 2005.

As disclosed in the information about Iberdrola, S.A. included in the web page of the National Securities Market Commission, the audit reports on the annual financial statements prepared by the Board of Directors have been issued without qualifications.

B.1.26. Describe the measures adopted so that the information released to the securities markets is transmitted in an equitable and symmetric way.

Article 46.1 of the Regulations of the Board of Directors provides that the Board will "immediately inform the public regarding:

a) All relevant facts that might materially influence the stock exchange prices of securities issued by the Company.

b) All changes in the Company's ownership structure, such as fluctuations in significant direct or indirect interests, voting trusts and other forms of coalition of which the Board has had notice.

c) All substantial amendments to the Company's governance rules and regulations.

d) The policies, if any, in the area of treasury stock that the Company intends to pursue on the basis of any approvals granted by the shareholders at the General Shareholders' Meeting.

e) All changes to the composition and to the rules of organization and operation of the Board and the Committees thereof, or to the duties and

positions of each Director in the Company, as well as any other modification relevant to the corporate governance system."

In addition, Article 46.2 of the Regulations of the Board of Directors provides that "The Board of Directors shall adopt appropriate measures to ensure that the semiannual, quarterly and any other financial information that it may be prudent to make available to the Securities Markets is prepared in accordance with the same principles, standards and professional practices used to prepare the annual financial statements and is as reliable as such financial statements. For this latter purpose, such information shall be reviewed by the Audit and Compliance Committee."

In this respect, the most significant events related to the Company and all the relevant information (which might have an effect on the listing) which is released is first communicated to the National Securities Market Commission as a significant event. Once the information has been submitted to the National Securities Market Commission through the appropriate channels, it is released to the media, international, national and regional news agencies and to analysts, and it is published on the corporate web page (www.iberdrola.com). For such purposes, all the information given to the media, agencies, analysts and investors is released at the same time.

During fiscal year 2005, all quarterly submissions of results were re-transmitted live via the Internet through the Company's website, with both image and sound and simultaneous translation into English, as well as by telephone, in accordance with the recommendations of the National Securities Market Commission.

Likewise, following the recommendations of the National Securities Market Commission, the website has continued to allow direct access to the recordings of the complete event of submission of results during a term of 3 months until the following quarterly publication.

Iberdrola already complied with all recommendations regarding meetings with analysts, institutional investors and other securities market professionals, contained in the communication of the National Securities Market Commission of December 22, 2005, before publication thereof.

B.1.27. Is the Secretary of the Board of Directors a Director?

YES [ ] NO [X]

B.1.28. Indicate the mechanisms, if any, used by the Company to preserve the independence of the auditors, the financial analysts, the investment banks and the rating agencies.

External Auditor

Iberdrola's "Auditor Hiring Policy," approved by the Audit and Compliance Committee at its November 23, 2005 meeting, contains the internal regulations of the Company that have been established in order to preserve the independence of the Auditor in its review of the Company's annual financial statements.

Thus, Article 44.2.e) of the By-laws provides that one of the powers of the Audit and Compliance Committee is to "receive information from the Auditors regarding matters that might risk the independence thereof... "

In addition, Article 47.3 of the Regulations of the Board of Directors provides that "the Audit and Compliance Committee shall not submit a proposal to the Board of Directors, and the Board of Directors shall not submit a proposal to the General Shareholders' Meeting, for appointment as the Company's Auditor of an audit firm when it has evidence that:

- Such firm is affected by any circumstance of incompatibility pursuant to the legal provisions governing audits.

- the fees that the Company intends to pay it for any and all services are greater than five percent of its total income during the last fiscal year."

Article 5(b) of the Regulations of the Audit and Compliance Committee provides that one of the main duties of such Committee will be to "ensure the independence of the auditors..." For such purposes, the Committee establishes a number of control mechanisms, such as:

- Requiring an annual certificate of independence of each of the Iberdrola Group's audit firms, which includes both the firm as a whole and the members of the team that participate in the audit process.

- Prior authorization by the Committee of all work other than audit work, according to a procedure approved by the Company's Board of Directors at its March 26, 2003 meeting upon a proposal made by the Committee. For purposes of such prior approval, the Committee takes into account:

1. The nature of the engagement.
2. An estimate of the fees and hours to be billed.
3. The reason for which the organization recommends that the professional services to be retained might or should be provided by the audit firm in question.
4. The procedure set forth to award the contract: either a request for quotations, by default, or by direct negotiation after a showing that there is no equivalent alternative.
5. An express statement that there is no circumstance or consideration that should be taken into account by the Committee to assess the independence of the auditor.

- The annual evaluation of the auditor, in which various aspects of its work are assessed, and specifically, the existence of any circumstance that may jeopardize its independence.

- The analysis of the quality assurance and independence safeguarding internal procedures implemented by the audit firms.

- The establishment of guidelines for the segregation of responsibilities at the time of retaining the auditors; therefore, after the auditor has been appointed by the shareholders acting at the General Shareholders' Meeting, the audit contract is negotiated by the Procurement Division of Iberdrola, which reports to the Economy and Finance Division. This relation is independent from the relation existing during the audit process, which is under the authority of the Administration, Control and Regulation Division of the Company.

- The rotation of partners and managers of the audit firm. The last rotation by Deloitte as Iberdrola's main auditor took place in 2003.

Financial Analysts, Investment Banks and Rating Agencies

The principles on which the relation of the Company with financial analysts, investment banks and rating agencies are based are transparency and non-discrimination. The Economy and Finance Division coordinates the relations with them and deals with all their requests for information and with the requests submitted by institutional or retail investors (in the case of retail investors, through the Office of the Shareholder). On the other hand, the Strategy and Development Division grants, within the framework of its powers, advisory mandates from time to time to Investment Banks in coordination with the Economy and Finance Division.

The independence of financial analysts is protected by the existence of a specific Division in charge of dealing with analysts. This guarantees an objective, fair and non-discriminatory treatment of analysts.

To actualize the principles of transparency and non-discrimination, always in strict compliance with regulations regarding the Securities Market, the Company has a number of communication channels:

- Personalized assistance for Analysts, Investors and Rating Agencies.

- Publication of information regarding quarterly figures.

- E-mail through the web page (accionistas@iberdrola.com) and a toll-free line for shareholders (900 100 019).

- Presentations either in person or re-transmitted over the telephone and Internet.

- Release of announcements and news.

All this information is also available on the Company's website, www.iberdrola.com.

B.1.29. Indicate whether the audit firm performs other non-audit work for the Company and/or its Group. If so, state the amount of the fees paid for such work and the percentage they represent of the aggregate fees charged to the Company and/or its Group.

YES [X] **NO** [ ]

	Company	Group	Total
Amount of other non-audit work (thousands of Euros)	93	760	853
Amount of non-audit work/ Aggregate amount billed by the audit firm (%)	8.000	25.000	20.000

B.1.30. Indicate the consecutive number of years for which the current audit firm has been auditing the annual financial statements of the Company and/or its Group. In addition, please state the percentage

represented by such number of years with respect to the total number of years in which the annual financial statements have been audited:

	Company	Group
Number of consecutive years	13	13

	Company	Group
Number of years audited by the current audit firm / Number of years in which the company has been audited (%)	100.000	100.000

B.1.31. Indicate the interests of members of the Board of Directors in the share capital of companies that engage in the same, similar or complementary activities, both with respect to the Company and its Group, and which have been reported to the Company. In addition, state the position or duties of such Directors in such companies:

Individual or corporate name of director	Name of company in which shares are held	% interest	*Position or duties*
Mr. IÑIGO DE ORIOL E YBARRA	EMPRESA DE ALUMBRADO ELÉCTRICO DE CEUTA, S.A.	2.110	LEGAL COUNSEL
Mr. IÑIGO DE ORIOL E YBARRA	UNIÓN FENOSA, S.A.	0.000	NONE
Mr. JOSÉ ORBEGOZO ARROYO	FANOX ELECTRONIC, S.L. (SEE SECTION G)	5.220	NONE
Mr. IGNACIO DE PINEDO CABEZUDO	EMPRESA DE ALUMBRADO ELÉCTRICO DE CEUTA, S.A.	0.220	SECRETARY OF THE BOARD OF DIRECTORS
Mr. IGNACIO DE PINEDO CABEZUDO	ENDESA, S.A.	0.000	NONE
Mr. IGNACIO DE PINEDO CABEZUDO	E.ON AG	0.000	NONE
Mr. IGNACIO DE PINEDO CABEZUDO	GAS NATURAL SDG, S.A.	0.000	NONE
Mr. LUCAS MARÍA DE ORIOL LÓPEZ-MONTENEGRO	ENDESA, S.A.	0.000	NONE
Mr. LUCAS MARÍA DE ORIOL LÓPEZ-MONTENEGRO	EMPRESA DE ALUMBRADO ELÉCTRICO DE CEUTA, S.A.	1.450	NONE
Mr. ANTONIO DE GARAY MORENÉS	REPSOL YPF, S.A.	0.000	NONE
Mr. ANTONIO MARÍA DE ORIOL Y DÍAZ BUSTAMANTE	EMPRESA DE ALUMBRADO ELÉCTRICO DE CEUTA, S.A.	2.180	NONE
Mr. JUAN LUIS ARREGUI CIÁRSOLO	GAMESA CORPORACIÓN TECNOLÓGICA, S.A.	0.465	DIRECTOR
Mr. JUAN LUIS ARREGUI CIÁRSOLO	CEATESALAS, S.L.	26.480	CHAIRMAN
Mr. JUAN LUIS ARREGUI CIÁRSOLO	CORPORACIÓN EÓLICA CESA, S.L. (SEE SECTION G)	24.660	CHAIRMAN
Mr. JULIO DE MIGUEL AYNAT	METROVACESA, S.A.	0.000	DIRECTOR
Mr. JESÚS MARÍA CADENATO MATÍA	TELEFÓNICA, S.A.	0.000	NONE

B.1.32. Indicate whether there is any procedure to for Directors to hire external advisory services and, if so, describe it:

YES [X] NO [ ]

Description of procedure
Procedure set forth in Article 32 of the Regulations of the Board of Directors: 1. In order to be assisted in the performance of his duties, any Director may request the hiring of legal, accounting, technical, financial, commercial or other expert advisors, whose services shall be paid for by the Company. The assignment must deal with specific issues of certain significance and complexity arising during the performance of the Director's duties. 2. The request for an expert to be hired shall be channeled through the Chairman or the Secretary of the Board of Directors, who may subject it to the prior approval of the Board of Directors; such approval may be denied in well-founded instances, including the following circumstances: a) That it is not necessary for the proper performance of the duties entrusted to the Directors. b) That the cost thereof is not reasonable in light of the significance of the issues and the assets and income of the Company. c) That the technical assistance sought may be adequately provided by the Company's own experts and technical personnel. d) That it may entail a risk to the confidentiality of the information that must be made available to the expert. In addition, Article 16.3 of the Regulations of the Nominating and Compensation Committee and Article 24.1 of the Regulations of the Audit and Compliance Committee provide that such Committees may obtain advice from outside professionals who will send their reports directly to the Chairman of the Committee.

B.1.33. Indicate whether there is any procedure for Directors to obtain sufficiently in advance the information required to prepare for meetings of management-level decision-making bodies and, if so, describe it:

YES [X] NO [ ]

Description of procedure
Article 27.4 of the Regulations of the Board of Directors, further developing the provisions of Article 39.2 of the By-laws, provides that "The call to meeting of the Board of Directors shall be carried out by letter, fax, telegram, e-mail or any other means, and shall be authorized under the signature of the Chairman, or under the signature of the Secretary or Assistant Secretary by order of the Chairman. Notice of the call shall be given in a manner such that the Directors receive it not later than the third day prior to the date of the meeting, except in the case of emergency meetings. Excepted from the foregoing provision shall be those instances in which these Regulations prescribe that greater notice be given. The call shall always include the agenda for the meeting and an attachment containing any required information." In addition, Article 33.2(a) of the Regulations of the Board of Directors provides that the Director is specifically required to "properly prepare the meetings of the Board and, if applicable, the meetings of the Executive Committee or of the Committees of which the Director is a member, for which purposes the Director must diligently inform himself of the running of the Company."

B.1.34. Indicate whether there is any liability insurance policy for the benefit of the Company's Directors.

YES [X] NO [ ]

B.2. Committees of the Board of Directors

B.2.1. List the management-level decision-making bodies:

Name of decision-making body	Number of members	Powers
BOARD OF DIRECTORS	19	AS A GENERAL RULE, THE BOARD OF DIRECTORS, WHICH HAS THE WIDEST POWERS AND AUTHORITY TO MANAGE, DIRECT, ADMINISTER AND REPRESENT THE COMPANY, WILL ENTRUST THE DAY-TO-DAY MANAGEMENT OF THE COMPANY TO THE REPRESENTATIVE MANAGEMENT DECISION-MAKING BODIES AND WILL FOCUS ITS ACTIVITY ON THE GENERAL DUTY OF SUPERVISION AND ON CONSIDERATION OF THOSE MATTERS WHICH ARE OF PARTICULAR IMPORTANCE TO THE COMPANY (ARTICLE 34.2 OF THE BY-LAWS).
EXECUTIVE COMMITTEE	8	ALL OF THE POWERS INHERENT IN THE BOARD OF DIRECTORS, EXCEPT THOSE POWERS THAT MAY NOT BE DELEGATED PURSUANT TO LEGAL OR BY-LAWS RESTRICTIONS, TO WIT: THE RENDERING OF ACCOUNTS, THE PRESENTATION OF BALANCE SHEETS TO THE GENERAL SHAREHOLDERS' MEETING AND THOSE POWERS WHICH ARE GIVEN BY THE SHAREHOLDERS AT THE GENERAL SHAREHOLDERS' MEETING TO THE BOARD OF DIRECTORS WITHOUT THE POWER OF DELEGATION (ARTICLES 43 OF THE BY-LAWS AND 24 OF THE REGULATIONS OF THE BOARD OF DIRECTORS).
CHAIRMAN	1	CHAIRMAN OF THE COMPANY, OF THE BOARD OF DIRECTORS AND OF THE EXECUTIVE COMMITTEE, WHICH HE WILL PERMANENTLY REPRESENT WITH THE BROADEST POWERS, BEING AUTHORIZED IN URGENT CASES TO ADOPT SUCH MEASURES AS THE CHAIRMAN DEEMS ADVISABLE IN THE INTERESTS OF THE COMPANY.
VICE CHAIRMAN & CEO	1	THE VICE CHAIRMAN & CEO, AS AN INDIVIDUAL DECISION-MAKING UNIT, HAS BEEN DELEGATED ALL POWERS THAT MAY BE DELEGATED UNDER THE LAW AND THE BY-LAWS.

B.2.2. Provide detailed information about all the committees of the Board of Directors and the members thereof:

EXECUTIVE COMMITTEE

Name	Position
Mr. IÑIGO DE ORIOL E YBARRA	CHAIRMAN
Mr. JOSÉ IGNACIO SÁNCHEZ GALÁN (SEE SECTION G)	MEMBER
Mr. JOSÉ ANTONIO GARRIDO MARTÍNEZ (SEE SECTION G)	MEMBER
Mr. JAVIER HERRERO SORRIQUETA (SEE SECTION G)	MEMBER
Mr. VÍCTOR DE URRUTIA VALLEJO	MEMBER
Mr. JOSÉ IGNACIO BERROETA ECHEVARRÍA	MEMBER
Mr. JUAN LUIS ARREGUI CIÁRSOLO	MEMBER
Mr. JESÚS MARÍA CADENATO MATÍA	MEMBER
Mr. FEDERICO SAN SEBASTIÁN FLECHOSO	NON-MEMBER SECRETARY

AUDIT COMMITTEE

Name	Position
Mr. RICARDO ÁLVAREZ ISASI	CHAIRMAN
Mr. CÉSAR DE LA MORA Y ARMADA	MEMBER
Mr. IGNACIO DE PINEDO CABEZUDO	MEMBER AND SECRETARY
Mr. XABIER DE IRALA ESTÉVEZ	MEMBER

NOMINATING AND *COMPENSATION* COMMITTEE

Name	Position
Mr. JOSÉ IGNACIO BERROETA ECHEVARRÍA	CHAIRMAN
Mr. VÍCTOR DE URRUTIA VALLEJO	MEMBER
Mr. JUAN LUIS ARREGUI CIÁRSOLO	MEMBER
Mr. FEDERICO SAN SEBASTIÁN FLECHOSO	NON-MEMBER SECRETARY

STRATEGY AND INVESTMENT COMMITTEE

Name	Position

B.2.3. Describe the rules of organization and operation of, and the duties allocated to, each of the Board committees.

Article 42.1 sets forth that the "Board of Directors must create and maintain an Executive Committee, an Audit and Compliance Committee and a Nominating and Compensation Committee."

Executive Committee

Pursuant to Article 43 of the By-Laws, the Executive Committee will be composed of the number of members decided by the Board of Directors, with a minimum of five (5) Directors and a maximum of eight (8). In all cases, members of the Executive Committee will include the Chairman of the Board of Directors, who will preside over meetings of the Executive Committee, the Vice Chairman or Vice Chairmen and the Chief Executive Officer, if any. The Secretary of the Board of Directors or, in the absence thereof, the Assistant Secretary of the Board of Directors or, in the absence of both, the member of the Committee appointed from among the members attending the meeting in question, will act as Secretary of the Committee (Article 43.2 of the By-Laws).

The Executive Committee will meet at least two (2) times per month and as many other times as deemed appropriate by the Chairman, who may also suspend one or more of the ordinary meetings when deemed appropriate in the sole judgment of the Chairman. The Executive Committee will deal with all matters within the power of the Board of Directors which, in the sole judgment of the Committee, should be resolved without further delay, excepting only the rendering of accounts, the presentation of the balance sheets at the General Shareholders' Meeting and those powers which are given by the shareholders at the General Shareholders' Meeting to the Board of Directors without the power of delegation. Resolutions adopted by the Executive Committee will be reported to the Board of Directors at its next meeting.

The Executive Committee also performs the duties of the STRATEGY AND INVESTMENT COMMITTEE, proposing or reporting to the Board of Directors all strategic decisions, investments and divestitures that are important for the Company or the Group, ensuring that they are in line with the budget and strategic plans and undertaking the analysis and monitoring of business risks.

The provisions of the By-Laws regarding the operation of the Board of Directors will apply to the Executive Committee, to the extent they are not incompatible with the nature thereof.

Audit and Compliance Committee

Pursuant to Article 44 of the By-Laws, the Board of Directors will create a permanent Audit and Compliance Committee, which shall be composed of a minimum of three (3) Directors and a maximum of five (5) Directors appointed by the Board of Directors from among the external Directors who are not members of the Executive Committee.

The Audit and Compliance Committee will have a Chairman and a Secretary appointed by the Board of Directors from among the members of such Committee.

The members of the Audit and Compliance Committee will carry out their duties for a maximum period of four (4) years, and may be re-elected. The position of Chairman will be held for a maximum period of four (4) years, after which period such person may not be re-elected until the passage of one year from ceasing to act as such, without prejudice to such person continuing or being re-elected as a member of the Committee.

In all events, the Audit and Compliance Committee will have the power to:

(a) Report to the General Shareholders' Meeting with respect to matters raised therein by shareholders regarding its powers.
(b) Propose appointments of the Company's Auditors to the Board of Directors for submission to the General Shareholders' Meetings.
(c) Supervise the management of the Internal Audit Area, which will be functionally controlled by the Chairman of the Audit and Compliance Committee.
(d) Know the process for gathering financial information and associated internal systems for monitoring risks relevant to the Company.
(e) Receive information from the Auditors regarding matters that might risk the independence thereof which are related to the auditing procedure and

generally regarding any other information provided for in the legislation regarding the auditing of financial statements and in the technical auditing regulations in effect at any time.
(f) Inform itself in advance of the Company's annual corporate governance report and ensure compliance with legal requirements and those of the Codes of Professional Conduct and Good Governance adopted by the Board of Directors.
(g) Such other powers, if any, that may be assigned to it by the Board of Directors.

For purposes of the operation of the Committee, it shall meet as many times as its Chairman deems necessary for the fulfillment of its obligations, and at least four (4) times per year, or when requested by one-half of its members.

Meetings of the Committee will be validly held when one-half plus one of its members are present in person or by proxy, and will adopt resolutions by majority of the members present in person or by proxy. In the event of a tie, the Chairman will have the tie-breaking vote.

Finally, this Committee will submit for approval of the Board of Directors a Report of its activities during the fiscal year, which will thereafter be made available to shareholders and investors.

Nominating and Compensation Committee

Pursuant to Article 25 of the By-Laws, the Board of Directors will create a permanent Nominating and Compensation Committee, which will be an internal informational and consultative body without executive powers, and which will have the information, advisory and proposal-making powers within its scope of action as set forth in paragraph second of this Article.

The Nominating and Compensation Committee will be composed of a minimum of three (3) Directors and a maximum of five (5), appointed by the Board of Directors from among the external Directors. The Board of Directors will also appoint the Chairman thereof from among the members of such Committee, as well as its Secretary, who need not be a member of the Committee.

Unless otherwise decided by the Board of Directors, the members of the Nominating and Compensation Committee will hold their positions for so long as they remain Directors of the Company. Renewal, re-election to and removal from office of the members of the Committee will be governed by resolution of the Board of Directors.

The Nominating and Compensation Committee shall have the power to supervise the procedure for selecting Directors and senior-level managers (the latter at the proposal of the Chief Executive Officer, if any) of the Company, and of its Group and those other companies in which the Company is responsible for management, as well as to assist in the Board of Directors in the determination and supervision of the compensation policy for such persons.

In particular, the Nominating and Compensation Committee will have the power to:
(a) Report on and review the criteria that should be followed in composing the Board of Directors and in selecting candidates.

(b) Bring Director designation proposals to the Board of Directors for the nomination thereof and subsequent submission to a decision by the shareholders at the General Shareholders' Meeting.
(c) Propose to the Board of Directors the members who should make up each of the Committees.
(d) Propose to the Board of Directors the system and amount of annual Director compensation.
(e) Report to the Board of Directors regarding the appointment of senior-level managers of the Company, at the proposal of the Chief Executive Officer, if any.
(f) Report to the Board of Directors regarding the compensation of the Chairman, Chief Executive Officer and senior-level managers, the latter at the proposal of the Chief Executive Officer, if any.
(g) Report on incentive plans and pension supplements.
(h) Periodically review the compensation programs, evaluating the adequacy and results thereof.
(i) Such other powers, if any, that are assigned to it by the Board of Directors.

For the purposes of operation of the Committee, it shall meet as many times as needed, in the opinion of its Chairman, to fulfill its obligations, and at a minimum once each quarter or when so requested by one-half of its members. The Committee will validly meet when one-half plus one of its members are present in person or by proxy, and will adopt its resolutions by majority of the members present in person or by proxy. In the case of a tie, the Chairman shall have the tie-breaking vote.

B.2.4. Indicate, if applicable, the advisory and consulting powers and the powers of delegation of each of the committees:

Name of Committee	Brief Description
EXECUTIVE COMMITTEE	SEE B.2.3
AUDIT AND COMPLIANCE COMMITTEE	SEE B.2.3
NOMINATING AND COMPENSATION COMMITTEE	SEE B.2.3

B.2.5. Indicate, if applicable, the existence of regulations of the Board committees, where such regulations may be consulted and the amendments made during the year. Also indicate if any annual report of the activities performed by each committee has been voluntarily prepared.

Both the Audit and Compliance Committee and the Nominating and Compensation Committee have their own Regulations, which are available on the Company's web site: www.iberdrola.com.

On October 20, 2004 the Board of Directors of IBERDROLA, S.A. approved an amendment to both sets of Regulations, to adapt their contents to the provisions of the new By-Laws approved on April 3, 2004 and the Regulations of the Board of Directors approved on February 25, 2004.

As provided in Article 19.2 of the Regulations of the Audit and Compliance Committee, further developing the provisions of Article 44.4 of the By-laws, this Committee will "prepare an annual Report of its activities, which, once approved by the Board of Directors, shall be made available to the shareholders for purposes of the Ordinary Shareholders' Meeting." The

Reports from 1999 to date prepared by this Committee are available on the Company's website.

Article 19.2 of the Regulations of the Nominating and Compensation Committee also provides that "within three (3) months following the close of the Company's fiscal year, the Committee shall deliver a report to the Board of Directors detailing its work for the fiscal period covered by the report."

B.2.6. If there is an Executive Committee, please indicate its delegation powers and its level of independence in the exercise of its duties to adopt resolutions regarding the management of the company.

Both Article 43 of the By-Laws and Article 24 of the Regulations of the Board of Directors provide that "there shall be an executive committee permanently operating as the representative of the Board of Directors, which committee shall be called the Executive Committee, and which shall have all the powers inherent to the Board of Directors, unless otherwise determined by the Board of Directors and except for those powers that may not be delegated pursuant to legal or by-law restrictions."

Article 24.4 provides that "The Executive Committee shall deal with all matters within the power of the Board which, in the sole judgment of the Committee, should be resolved without further delay, excepting only the rendering of accounts, the presentation of the balance sheets at the General Shareholders' Meeting and those powers which are given by the shareholders at the General Shareholders' Meeting to the Board without the power of delegation."

B.2.7. Indicate whether the composition of the Executive Committee reflects the participation of the different directors in the Board of Directors based on their category:

YES [X] NO [ ]

If no, please explain the composition of your Executive Committee

B.2.8. If the Company has a Nominating Committee, indicate whether all of its members are external directors:

YES [X] NO [ ]

C RELATED TRANSACTIONS

C.1. Describe the relevant transactions that involve a transfer of resources or obligations between the Company or entities within its Group and the Company's significant shareholders:

Individual or corporate name of significant shareholder	Individual or corporate name of the Company or entity within its Group	Nature of the relationship	Type of transaction	Amount (in thousands of Euros)
BILBAO BIZKAIA KUTXA (BBK)	IBERDROLA, S.A.	Contractual	INTEREST PAID	33
BILBAO BIZKAIA KUTXA (BBK)	IBERDROLA, S.A.	Contractual	INTEREST ACCRUED BUT NOT COLLECTED	7
BILBAO BIZKAIA KUTXA (BBK)	IBERDROLA, S.A.	Contractual	INTEREST CHARGED	35
BILBAO BIZKAIA KUTXA (BBK)	IBERDROLA, S.A.	Corporate	DIVIDENDS DISTRIBUTED	51,947
BILBAO BIZKAIA KUTXA (BBK)	IBERDROLA, S.A.	Contractual	CHECKING ACCOUNTS	2,084
BILBAO BIZKAIA KUTXA (BBK)	IBERDROLA, S.A.	Contractual	DEPÓSITS (BALANCE AT YEAR-END)	50,000
BILBAO BIZKAIA KUTXA (BBK)	IBERDROLA, S.A.	Contractual	ISSUANCES OF NOTES (AS UNDERWRITER)	26,400
BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (BBVA)	IBERDROLA, S.A.	Contractual	RECEPTION OF SERVICES	185
BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (BBVA)	IBERDROLA, S.A.	Contractual	FINANCING AGREEMENTS: LONG-TERM LOANS CONTRACTED BEFORE 2005	322,145
BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (BBVA)	IBERDROLA, S.A.	Contractual	FINANCING AGREEMENTS: SHORT-TERM LOANS CONTRACTED IN 2005	5,031
BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (BBVA)	IBERDROLA, S.A.	Contractual	FINANCING AGREEMENTS: LONG-TERM LOANS CONTRACTED IN 2005	20,000
BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (BBVA)	IBERDROLA, S.A.	Contractual	FINANCING AGREEMENTS: LOAN AGREEMENT	60,000
BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (BBVA)	IBERDROLA, S.A.	Contractual	INTEREST PAID ON TRANSACTIONS CONTRACTED IN 2005	141
BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (BBVA)	IBERDROLA, S.A.	Contractual	INTEREST PAID ON TRANSACTIONS CONTRACTED BEFORE 2005	2,304
BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (BBVA)	IBERDROLA, S.A.	Contractual	INTEREST CHARGED ON TRANSACTIONS CONTRACTED IN 2005	2,161
BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (BBVA)	IBERDROLA, S.A.	Contractual	INTEREST ACCRUED BUT UNPAID ON TRANSACTIONS CONTRACTED IN 2005	-155

BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (BBVA)	IBERDROLA, S.A.	Contractual	INTEREST ACCRUED BUT UNPAID ON TRANSACTIONS CONTRACTED BEFORE 2005	-2,530
BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (BBVA)	IBERDROLA, S.A.	Contractual	INTEREST ACCRUED BUT NOT COLLECTED	35
BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (BBVA)	IBERDROLA, S.A.	Corporate	DIVIDENDS DISTRIBUTED	53,630
BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (BBVA)	IBERDROLA, S.A.	Contractual	GUARANTEES AND SURETYSHIPS ISSUED BEFORE 2005	38,145
BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (BBVA)	IBERDROLA, S.A.	Contractual	GUARANTEES AND SURETYSHIPS ISSUED IN 2005	86,438
BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (BBVA)	IBERDROLA, S.A.	Contractual	DEBT DERIVATIVES CONTRACTED BEFORE 2005	761,652
BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (BBVA)	IBERDROLA, S.A.	Contractual	CHECKING ACCOUNTS	-17,913
BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (BBVA)	IBERDROLA, S.A.	Contractual	DEPOSITS (BALANCE AT THE END OF 2005)	258,000
BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (BBVA)	IBERDROLA, S.A.	Contractual	DEBT DERIVATIVES CONTRACTED IN 2005	230,000
BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (BBVA)	IBERDROLA, S.A.	Contractual	EXCHANGE INSURANCE	63,868
BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (BBVA)	IBERDROLA, S.A.	Contractual	EQUITY AND TREASURY STOCK DERIVATIVES	169,075
BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (BBVA)	IBERDROLA, S.A.	Contractual	FOREIGN CURRENCY PURCHASE AND SALE TRANSACTIONS	550,659
BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (BBVA)	IBERDROLA, S.A.	Contractual	PURCHASE AND SALE OF SHARES (AS SECURITIES AGENT)	296,478
BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (BBVA)	IBERDROLA, S.A.	Contractual	ISSUANCES OF NOTES (AS UNDERWRITER)	255,200
BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (BBVA)	IBERDROLA, S.A.	Contractual	FINANCIAL LEASE AGREEMENTS	7,185
BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (BBVA)	IBERDROLA, S.A.	Contractual	OPERATING LEASE AGREEMENTS	1

BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (BBVA)	IBERDROLA, S.A.	Contractual	CONTRIBUTIONS TO PENSION PLANS AND LIFE INSURANCE	2,399
BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (BBVA)	IBERDROLA, S.A.	Commercial	OTHER: ELECTRICITY AND GAS SUPPLY	7,168
CAJA DE AHORROS DE SALAMANCA Y SORIA (CAJA DUERO)	IBERDROLA, S.A.	Corporate	DIVIDENDS DISTRIBUTED	5,921
CAJA DE AHORROS DE SALAMANCA Y SORIA (CAJA DUERO)	IBERDROLA, S.A.	Contractual	CHECKING ACCOUNTS	108
CAJA ESPAÑA DE INVERSIONES, CAJA DE AHORROS Y MONTE DE PIEDAD	IBERDROLA, S.A.	Contractual	FINANCING AGREEMENTS: LOANS	12,000
CAJA ESPAÑA DE INVERSIONES, CAJA DE AHORROS Y MONTE DE PIEDAD	IBERDROLA, S.A.	Contractual	INTEREST PAID	344
CAJA ESPAÑA DE INVERSIONES, CAJA DE AHORROS Y MONTE DE PIEDAD	IBERDROLA, S.A.	Contractual	INTEREST ACCRUED BUT UNPAID	139
CAJA ESPAÑA DE INVERSIONES, CAJA DE AHORROS Y MONTE DE PIEDAD	IBERDROLA, S.A.	Corporate	DIVIDENDS DISTRIBUTED	4,607
CAJA ESPAÑA DE INVERSIONES, CAJA DE AHORROS Y MONTE DE PIEDAD	IBERDROLA, S.A.	Contractual	CHECKING ACCOUNTS	786
CAJA DE AHORROS MUNICIPAL DE BURGOS	IBERDROLA, S.A.	Contractual	FINANCING AGREEMENTS: LOANS	6,010
CAJA DE AHORROS MUNICIPAL DE BURGOS	IBERDROLA, S.A.	Contractual	INTEREST PAID	56
CAJA DE AHORROS MUNICIPAL DE BURGOS	IBERDROLA, S.A.	Contractual	INTEREST ACCRUED BUT UNPAID	1
CAJA DE AHORROS MUNICIPAL DE BURGOS	IBERDROLA, S.A.	Corporate	DIVIDENDS DISTRIBUTED	2,508
CAJA DE AHORROS MUNICIPAL DE BURGOS	IBERDROLA, S.A.	Contractual	CHECKING ACCOUNTS	13
CAJA DE AHORROS MUNICIPAL DE BURGOS	IBERDROLA, S.A.	Contractual	RECEPTION OF SERVICES	3
CAJA DE AHORROS Y MONTE DE PIEDAD DEL CÍRCULO CATÓLICO DE OBREROS DE BURGOS	IBERDROLA, S.A.	Contractual	FINANCING AGREEMENTS: LOANS	6,010

CAJA DE AHORROS Y MONTE DE PIEDAD DEL CÍRCULO CATÓLICO DE OBREROS DE BURGOS	IBERDROLA, S.A.	Contractual	INTEREST PAID	112
CAJA DE AHORROS Y MONTE DE PIEDAD DEL CÍRCULO CATÓLICO DE OBREROS DE BURGOS	IBERDROLA, S.A.	Contractual	INTEREST ACCRUED BUT UNPAID	13
CAJA DE AHORROS Y MONTE DE PIEDAD DEL CÍRCULO CATÓLICO DE OBREROS DE BURGOS	IBERDROLA, S.A.	Corporate	DIVIDENDS DISTRIBUTED	897
CAJA DE AHORROS Y MONTE DE PIEDAD DEL CÍRCULO CATÓLICO DE OBREROS DE BURGOS	IBERDROLA, S.A.	Contractual	CHECKING ACCOUNTS	45
CAJA DE AHORROS Y MONTE DE PIEDAD DEL CÍRCULO CATÓLICO DE OBREROS DE BURGOS	IBERDROLA, S.A.	Contractual	OPERATING LEASE AGREEMENTS	27
BILBAO BIZKAIA KUTXA (BBK)	GRUPO IBERDROLA	Contractual	FINANCING AGREEMENTS: LOANS	11,275
BILBAO BIZKAIA KUTXA (BBK)	GRUPO IBERDROLA	Contractual	INTEREST PAID	369
BILBAO BIZKAIA KUTXA (BBK)	GRUPO IBERDROLA	Contractual	INTEREST CHARGED	31
BILBAO BIZKAIA KUTXA (BBK)	GRUPO IBERDROLA	Contractual	INTEREST ACCRUED BUT UNPAID	48
BILBAO BIZKAIA KUTXA (BBK)	GRUPO IBERDROLA	Contractual	INTEREST ACCRUED BUT NOT COLLECTED	3
BILBAO BIZKAIA KUTXA (BBK)	GRUPO IBERDROLA	Contractual	DEBT DERIVATIVES	1,291
BILBAO BIZKAIA KUTXA (BBK)	GRUPO IBERDROLA	Contractual	DEPOSITS (BALANCE AT THE END OF 2005)	3,381
BILBAO BIZKAIA KUTXA (BBK)	GRUPO IBERDROLA	Contractual	CHECKING ACCOUNTS	-150
BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (BBVA)	GRUPO IBERDROLA	Contractual	FINANCING AGREEMENTS: LOANS CONTRACTED IN 2005	30,552
BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (BBVA)	GRUPO IBERDROLA	Contractual	FINANCING AGREEMENTS: LOANS CONTRACTED BEFORE 2005	442,371
BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (BBVA)	GRUPO IBERDROLA	Contractual	FINANCING AGREEMENTS: LOAN AGREEMENT	23,500

BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (BBVA)	GRUPO IBERDROLA	Contractual	INTEREST PAID ON TRANSACTIONS CONTRACTED IN 2005	2,745
BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (BBVA)	GRUPO IBERDROLA	Contractual	INTEREST PAID ON TRANSACTIONS CONTRACTED BEFORE 2005	39,749
BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (BBVA)	GRUPO IBERDROLA	Contractual	INTEREST CHARGED ON TRANSACTIONS CONTRACTED IN 2005	4,522
BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (BBVA)	GRUPO IBERDROLA	Contractual	INTEREST ACCRUED BUT UNPAID ON TRANSACTIONS CONTRACTED IN 2005	598
BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (BBVA)	GRUPO IBERDROLA	Contractual	INTEREST ACCRUED BUT UNPAID ON TRANSACTIONS CONTRACTED IN 2005	4,892
BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (BBVA)	GRUPO IBERDROLA	Contractual	GUARANTEES AND SURETYSHIPS ISSUED BEFORE 2005	136,916
BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (BBVA)	GRUPO IBERDROLA	Contractual	GUARANTEES AND SURETYSHIPS ISSUED IN 2005	50,000
BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (BBVA)	GRUPO IBERDROLA	Contractual	DEBT DERIVATIVES CONTRACTED BEFORE 2005	549,385
BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (BBVA)	GRUPO IBERDROLA	Contractual	EQUITY AND TREASURY STOCK DERIVATIVES	645
BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (BBVA)	GRUPO IBERDROLA	Contractual	DEPOSITS (BALANCE AT THE END OF 2005)	133,834
BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (BBVA)	GRUPO IBERDROLA	Contractual	DEBT DERIVATIVES CONTRACTED IN 2005	37,149
BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (BBVA)	GRUPO IBERDROLA	Contractual	EXCHANGE INSURANCE	120,072
BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (BBVA)	GRUPO IBERDROLA	Contractual	FOREIGN CURRENCY PURCHASE AND SALE TRANSACTIONS	214,137
BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (BBVA)	GRUPO IBERDROLA	Contractual	PURCHASE AND SALE OF SHARES (AS SECURITIES AGENT)	5,920
BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (BBVA)	GRUPO IBERDROLA	Contractual	ISSUANCES OF BONDS (AS UNDERWRITER)	227,500
BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (BBVA)	GRUPO IBERDROLA	Contractual	ISSUANCES OF EPC (AS UNDERWRITER)	5,000

CAJA DE AHORROS DE SALAMANCA Y SORIA (CAJA DUERO)	GRUPO IBERDROLA	Contractual	FINANCING AGREEMENTS: LOANS	8,625
CAJA DE AHORROS DE SALAMANCA Y SORIA (CAJA DUERO)	GRUPO IBERDROLA	Contractual	INTEREST ACCRUED BUT UNPAID	3
CAJA DE AHORROS DE SALAMANCA Y SORIA (CAJA DUERO)	GRUPO IBERDROLA	Contractual	INTEREST PAID	311
CAJA DE AHORROS DE SALAMANCA Y SORIA (CAJA DUERO)	GRUPO IBERDROLA	Contractual	INTEREST CHARGED	1
CAJA DE AHORROS DE SALAMANCA Y SORIA (CAJA DUERO)	GRUPO IBERDROLA	Contractual	CHECKING ACCOUNTS	35
CAJA ESPAÑA DE INVERSIONES, CAJA DE AHORROS Y MONTE DE PIEDAD	GRUPO IBERDROLA	Contractual	FINANCING AGREEMENTS: LOANS	6,577
CAJA ESPAÑA DE INVERSIONES, CAJA DE AHORROS Y MONTE DE PIEDAD	GRUPO IBERDROLA	Contractual	INTEREST PAID	246
CAJA ESPAÑA DE INVERSIONES, CAJA DE AHORROS Y MONTE DE PIEDAD	GRUPO IBERDROLA	Contractual	INTEREST CHARGED	7
CAJA ESPAÑA DE INVERSIONES, CAJA DE AHORROS Y MONTE DE PIEDAD	GRUPO IBERDROLA	Contractual	INTEREST ACCRUED BUT UNPAID	2
CAJA ESPAÑA DE INVERSIONES, CAJA DE AHORROS Y MONTE DE PIEDAD	GRUPO IBERDROLA	Contractual	CHECKING ACCOUNTS	910

C.2. Describe the relevant transactions that involve a transfer of resources or obligations between the Company or entities within its Group and the directors or managers of the Company:

Individual or corporate name of director or manager	Individual or corporate name of the Company or entity within its Group	Nature of transaction	Type of transaction	Amount (in thousands of Euros)
DIRECTORS AND SENIOR MANAGEMENT	IBERDROLA, S.A.	CORPORATE	DIVIDENDS DISTRIBUTED	11,647
DIRECTORS AND SENIOR MANAGEMENT	IBERDROLA, S.A.	CONTRACTUAL	COMPENSATION CHARGED TO FISCAL YEAR 2004	4,881
DIRECTORS AND SENIOR MANAGEMENT	IBERDROLA, S.A.	CONTRACTUAL	COMPENSATION CHARGED TO FISCAL YEAR 2005	11,903
DIRECTORS AND SENIOR MANAGEMENT	GRUPO IBERDROLA	CONTRACTUAL	COMPENSATION CHARGED TO FISCAL YEAR 2005	2,117

DIRECTORS AND SENIOR MANAGEMENT	IBERDROLA, S.A.	CONTRACTUAL	INDEMNIFICATION CHARGED TO FISCAL YEAR 2004	234
DIRECTORS AND SENIOR MANAGEMENT	IBERDROLA, S.A.	CONTRACTUAL	INDEMNIFICATION CHARGED TO FISCAL YEAR 2005	122
DIRECTORS AND SENIOR MANAGEMENT	IBERDROLA, S.A.	CONTRACTUAL	CONTRIBUTIONS TO PENSION PLANS AND LIFE INSURANCE	5,465
DAS	IBERDROLA, S.A.	CONTRACTUAL	RECEPTION OF SERVICES	86
CORPORACIÓN EÓLICA CESA, S.L.	GRUPO IBERDROLA	CONTRACTUAL	RECEPTION OF SERVICES	37,098

C.3. Describe the relevant transactions made by the Company with other companies belonging to the same group, provided they are not eliminated in the preparation of the consolidated financial statements and they are not part of the ordinary course of business of the Company as to their purpose and conditions:

Corporate name of the entity within the Group	Brief description of the transaction	Amount (in thousands of Euros)
AMARA, S.A.	PURCHASE OF GOODS (FINISHED OR UNFINISHED)	6,944
AMARA, S.A.	PURCHASE OF TANGIBLE FIXED ASSETS	-4
AMARA, S.A.	RECEPTION OF SERVICES	6,425
GRUPO GAMESA	PURCHASE OF GOODS (FINISHED OR UNFINISHED)	223,494
GRUPO GAMESA	RECEPTION OF SERVICES	28,554
GRUPO GAMESA	PROVISION OF SERVICES	108
GRUPO GAMESA	OTHER (SPECIFY)	11,734
GRUPO GAMESA	PURCHASE OF LONG-TERM INVESTMENTS	19,917
ASOCIACIÓN ESPAÑOLA DE LA INDUSTRIA ELÉCTRICA (UNESA)	FINANCING AGREEMENTS: INSTALLMENTS	5,280

C.4. Identify, if applicable, the conflict of interest situations in which directors of the company are involved, pursuant to Section 127 ter of the Companies Law.

The specific conflict of interest situations that arose during 2005 were resolved in accordance with the procedures set forth in the applicable rules and regulations described in section C.5 of this Report.

In this regard, all of Iberdrola's financial transactions in which significant shareholder BBVA participated (i) were negotiated and resolved without the participation of the Proprietary Director Mr. Jesús María Cadenato or of any other of the Directors who previously had such status until April 20, 2005, (ii) were submitted to the Board of Directors for approval, and (iii) were made public pursuant to applicable regulations.

The same procedure was applied to supplies and other transactions contracted by Iberdrola with Lázaro Ituarte, S.A., with Gamesa Corporación Tecnológica, S.A. and with Corporación Eólica CESA, S.L., in which the Director Mr. Juan Luis Arregui Ciársolo is or was during 2005 a shareholder, Director, and Chairman of the Board, respectively, as well as with Turkish company DAS Engineering & Energy Investments Inc., in which a brother of the Director Mr. Lucas María de Oriol López-Montenegro was a member of the Board at the time of execution with the Company of a services agreement for the development of energy business in Turkey.

Finally, it must be stressed that the Vice Chairman & Chief Executive Officer, Mr. José Ignacio Sánchez Galán, did not participate in the resolution adopted by the Board of Directors at its April 20, 2005 meeting, whereby it was approved, upon a proposal made by the Chairman, Mr. Iñigo de Oriol e Ybarra, that upon his ceasing to hold office as Chairman of the Board of Directors of Iberdrola, pursuant to the provisions of the Regulations of the Board of Directors, he would be replaced in such position as Chairman by the current Vice Chairman & Chief Executive Officer, Mr. José Ignacio Sánchez Galán.

C.5. Describe the mechanisms used to detect, determine and resolve potential conflicts of interest between the company and/or its Group, and its directors, managers or significant shareholders.

Directors

Firstly, Article 36.1 of the Regulations of the Board of Directors defines conflict of interest situations in which Directors may be involved as "A conflict of interest shall be deemed to exist in those cases in which there is a conflict, whether direct or indirect, between the interest of the Company and the personal interest of the Director."

The Article also provides that "A personal interest of the Director shall be deemed to exist when a matter affects the Director or a Related Person. For the purposes of these Regulations, the following shall be deemed Related Persons:

a) The Director's spouse or other persons related to the Director by a like relationship of affection.
b) The ascendants, descendants or siblings of the Director or of the Director's spouse (or another person related to the Director by a like relationship of affection).
c) The spouses of the Director's ascendants, descendants and siblings.
d) The companies in which the Director, acting personally or through a third party, falls within any of the cases provided for in Section 4 of Law 24/1988 of July 28 on the Securities Market."

In the event legal entities are appointed as Directors, the following "shall be deemed to be Related Persons:

a) The shareholders who, in respect of the legal entity acting as Director, fall within any of the cases provided for in Section 4 of Law 24/1988 of July 28 on the Securities Market.
b) The companies that form part of the same group, as such is defined in Section 4 of Law 24/1988 of July 28 on the Securities Market, and the shareholders thereof.
c) The individual acting as a representative, the directors (in fact or in law) and the liquidators of, and the representatives holding general powers of attorney granted by, the legal entity acting as Director.
d) Those persons who, in respect of the representatives of the legal entity acting as Director, are deemed related persons pursuant to the provisions of the preceding paragraph applicable to individuals acting as Directors."

The rules governing these conflicts of interest are described in Article 36.2 of such Regulations:

a) Communication: the Director must give notice to the Board of Directors, in the person of the Chairman or the Secretary, of any conflict of interest in which the Director is involved.
b) Abstention: the Director will not attend or participate in the deliberation and voting on those matters in which the Director is affected by a conflict of interest.

Proprietary directors will abstain from voting on those matters that may entail a conflict of interest between the shareholders who have proposed their appointment and the Company.
c) Transparency: in the Corporate Governance Report, the Company will report any cases of conflict of interest involving the Directors and of which the Company is aware by reason of notice given thereto by the Director affected by such conflict or by any other means.

These rules are supplemented by the provisions of Article 40 of the Regulations of the Board of Directors, whereby any transaction by the Company with its Directors "shall be subject to the approval of the Board of Directors, which may make it conditional upon a prior report from the Audit and Compliance Committee." In this sense, "The Board of Directors (and the Audit and Compliance Committee, when a prior report is requested from it) shall evaluate the transaction in light of market conditions."

However, "in the case of customary or recurring transactions in the ordinary course of business, it shall be sufficient to give a generic approval of the kind of transaction and of the conditions for performance thereof."

The aforementioned rules have been further developed through the "Procedure for Conflicts of Interest and Related Transactions Involving Directors and Senior Management," approved by the Board of Directors at its May 25, 2005 meeting, whereby such transactions are negotiated and decided without the participation of the affected Director, submitted to the Board of Directors for approval, and subsequently made public pursuant to applicable regulations.

Article 7 of the Internal Regulations for Conduct in the Securities Markets provides that the members of the Board of Directors as well as any other person who, pursuant to applicable regulations, is designated by the Regulatory Compliance Unit, must refrain from taking part in or influencing decisions that represent or may represent a conflict of interest between such members' or persons' own interests and those of the Company and/or the Group. Any of these members or persons who believe that they may be subject to a conflict of interest shall consult with the Unit before taking part in or influencing any such decisions.

In this sense, the Board of Directors, at the meeting held on July 9, 2003, resolved to create the Regulatory Compliance Unit, which is presided over by the General Secretary and the Secretary of the Board and also includes the Director of Capital Management and the Chief of the Accounting Rules and Internal Control Department.

Managers

The above-mentioned "Procedure for Conflicts of Interest and Related Transactions Involving Directors and Senior Management" subject conflicts affecting managers who report directly to the Vice Chairman & Chief Executive Officer to the same rules of communication, abstention and approval that apply to the Directors.

In addition, the Code of Professional Conduct, which was approved by the Board of Directors at its meeting on February 27, 2002, is applicable to all managers and employees of the Group, regardless of their rank, and dedicates a specific chapter to conflicts of interest.

In dealing with this material, the Code provides that "professional decisions must be based on the best defense of the interests of the Iberdrola Group and may not be influenced by personal or family relationships or any other private interests of the

Group professionals."

The Code also includes examples of situations that could give rise to a conflict of interest:

a) Being involved personally or through relatives in a financial transaction or operation to which the Iberdrola Group is a party.
b) Negotiating or formalizing contracts on behalf of the Iberdrola Group with individuals or entities in which the Group professional has a relative –up to the fourth degree by blood relationship or second degree by marriage– holding a management position, whether as a significant shareholder or director.
c) Being a significant shareholder or director of customers, suppliers, or direct or indirect competitors of the Iberdrola Group for private purposes.
d) Using the resources of the Iberdrola Group for private purposes.

The Code of Professional Conduct also provides that "Under no circumstance may professional activities be performed within the Iberdrola Group that entail or might entail a conflict of interest, except with prior written authorization of the Human Organization and Resources Division." To that effect, "Written notice must be given to an immediate superior regarding any occurrence or possible occurrence of a conflict of interest. The superior shall notify the Human Organization and Resources Division, which shall maintain and manage a Registry covering this type of situation."

Significant shareholders

The transactions by the Company with significant shareholders are regulated by Article 40 of the Regulations of the Board of Directors, which provides that such transactions "shall be subject to the approval of the Board of Directors, which may make it conditional upon a prior report from the Audit and Compliance Committee." In this sense, "The Board of Directors (and the Audit and Compliance Committee, when a prior report is requested from it) shall evaluate the transaction in light of market conditions", and will also examine these transactions with significant shareholders "in light of the principle of equal treatment of shareholders."

As to transactions between the Company and its Directors, such Article also provides that "in the case of customary or recurring transactions in the ordinary course of business, it shall be sufficient to give a generic approval of the kind of transaction and of the conditions for the performance thereof."

Article 30 of the By-Laws expressly refers to conflicts of interest of shareholders providing that "Shareholders participating in a merger or split-off with the company or who are called to subscribe to an increase in capital with the exclusion of pre-emptive rights or to acquire by overall assignment all of the Company's assets, may not exercise their voting rights for the approval of such resolutions by the shareholders acting at the General Shareholders' Meeting."

This Article also establishes that "The provisions of the foregoing paragraph shall also be applicable when the resolutions affect, (i) in the case of an individual shareholder, the entities or companies controlled by such individual, and (ii) in the case of shareholders which are legal entities, the entities or companies belonging to its Group (in the sense indicated in paragraph four of Article Twenty-Nine), even when these latter companies or entities are not shareholders."

It finally provides that "If the shareholder prohibited from voting as set forth above attends the General Shareholders' Meeting, such shareholders' shares shall be deducted from the shares in attendance at the General Shareholders' Meeting for

purposes of determining the number of shares upon which the majority needed for approval of he resolution with respect to which there is a conflict of interest shall be calculated."

Pursuant to Article 54 of the By-Laws, this voting prohibition will have no effect "upon the occurrence of the following circumstances:

(a) when the Company is the target of a public tender offer aimed at the share capital as a whole; and
(b) when, as a result of the public tender offer, an individual or a legal entity, or several of them acting jointly, acquire an interest equal to two-thirds of the voting capital of the Company; provided the full consideration thereof consists only of cash; or, alternatively,
(c) when, as a result of the public tender offer, an individual or a legal person, or several of them acting jointly, acquire an interest equal to three-quarters of the voting capital of the Company, provided that the consideration thereof consists, in whole or in part, of securities, without giving the recipient an alternative right to receive such consideration wholly in cash."

Article 55 of the By-Laws provides that the removal of this limitation shall be effective from the date of publication of the result of the settlement of the offer in the Listing Bulletin (*Boletín de Cotización*) of the Bilbao Stock Exchange, and the Directors of the Company will have the power –and the duty- to execute the corresponding public instrument formalizing the by-law amendment and to seek registration thereof with the Commercial Registry.

D RISK CONTROL SYSTEMS

D.1. General description of the risk control policy adopted by the company and/or its group, describing and assessing the risks covered by the system and a justification for the adjustment of such system to the profile of each kind of risk.

The General Risk Policy approved by the Board of Directors of Iberdrola in November 2004 is intended to provide the maximum level of guarantees to the shareholders, to other stakeholders and the market in general, as well as to increase the creation of value through an adequate management of the risk-opportunity combination.

Through this Policy, Iberdrola commits itself to developing all its capabilities so that relevant risks of any kind are adequately identified, measured, managed and controlled. For these purposes, a "relevant risk" is any threat that an event, action or omission might prevent the Iberdrola Group from successfully attaining its goals and executing its strategies.

This commitment has been undertaken by the Board of Directors as it has been set forth in the By-laws, specifically in Article 34.3.c, and it is extended to all the activities and business of the Company, including affiliated companies over which the Company exercises effective control.

In order to implement the commitment assumed, the Board of Directors and the Executive Committee have the cooperation of the Audit and Compliance Committee that, in its capacity as consultative body, supervises and reports on the adequacy of the internal control and evaluation system for the relevant risks, all the above taking into account the following Basic Action Principles:

- INTEGRATE the risk/opportunity vision into the management of the company by defining the risk strategy and profile, and incorporating this variable into strategic and operating decisions.

- SEGREGATE, at operating level, the duties of the risk-taking areas and of the areas in charge of analyzing, controlling and supervising risks.

- ASSURE corporate and financial stability in the short and long-term, maintaining an appropriate balance between risk, value and benefit.

- ENSURE the correct use of financial risk hedging instruments and registration thereof as required by the applicable accounting and financial standards.

- REPORT with transparency about the Group's risks and the operation of the systems developed for control thereof to the regulators and main external agents, maintaining appropriate channels to benefit communication.

- FOSTER the development of a culture of risk/opportunity control and management within the Iberdrola Group.

- ALIGN all the specific risk policies that need to be developed with this general policy.

- COMPLY with the applicable laws and regulations related to the control, management and supervision of risks.

- ADOPT the international best practices on Transparency and "Good Governance" relating to risk control, management and supervision as a benchmark for continuous improvement.

In order to implement this policy and put these principles into effect, a Comprehensive Risk Control and Management System is established, supported by an appropriate definition and allocation of duties and responsibilities at the operating level, by specific policies and limits, and by support procedures, methodologies and tools that are described in depth in sections D.4. and D.2., respectively.

Iberdrola's Comprehensive Risk System – which was granted the ISO 9001:2000 quality certificate by AENOR in December 2005 – covers all activities and business divisions of the Company, including affiliated companies over which effective control is exercised, and contemplates all kinds of risks existing in deregulated and regulated activities, at both the domestic and the international level.

- Market risks
- Credit risks
- Business risks
- Regulatory risks
- Operating risks

The control and management of each of these risks at the operating level is carried out by means of appropriate specific systems, both in terms of the tools used and the organizations involved, which fall under the scope of the Group's Comprehensive Risk System.

Owing to its universal and dynamic nature, the systems allow for the consideration of new risks that may affect the Iberdrola Group following changes in its operating

environment or revisions of objectives and strategies, as well as adjustments resulting from ongoing monitoring, verification, review and supervision activities.

D.2. Indicate the control systems that are currently in place to assess, mitigate or reduce the main risks of the company and its group.

As mentioned in the foregoing section, Iberdrola has a "Comprehensive Risk System" in place, which has been certified under ISO 9001:2000 and is supported by:

- A STRUCTURE OF RISK POLICIES AND LIMITS, both qualitative and quantitative, ensuring that risk management is carried out in accordance with the Company's risk profile and effectively contributing to the achievement of the objectives set forth in the Strategic Plan with controlled volatility.

- Monitoring and control of the PROFIT AND LOSS STATEMENT RISKS, which has the twofold purpose of controlling the volatility of the annual income of the Iberdrola Group and optimizing its indebtedness.

- Analysis and control of RISKS ASSOCIATED WITH NEW INVESTMENTS, which allows for the making of balanced decisions in terms of profitability-value-risk by considering the analysis of the risks associated with each investment as an essential element in decision-making.

The process that supports and articulates the development of this system is formed by sequential stages that facilitate the transparency of roles and responsibilities and afford it the necessary systematic elements. The organizations participate in each of the stages according to the responsibilities defined and the procedures in place (see section D.4). All of the foregoing is subject to independent control and monitoring and ongoing supervision.

Due to inherent complexity in the quantification, control and management of risks, Iberdrola has a number of specific risk alert and simulation TOOLS, at both the corporate integration level and the business/risk integration level. The following are worth mentioning:

CORPORATE INTEGRATION TOOLS:

1. Annual Profit and Loss Statement:

This is an integrated tool that reflects the performance of the Group's different business divisions, to which a probability analysis is applied by means of a Monte Carlo simulation. The integrated risk profile of the Group is thus obtained, and so is the individual impact of each of the risks considered.

2. Strategic Plan:

The methodology used is based on the definition and analysis of alternative scenarios that permit a quantification of the effects of the main risks affecting compliance with the goals set in the Strategic Plan and in the definition of action strategies.

3. Analysis of new investments:

All strategic investments are subjected to an exhaustive risk analysis, by means of which the market, credit, business, regulatory, operational and other risks that may compromise the value/profitability objectives of the project are identified and

quantified (by means of a Monte Carlo simulation). This analysis is included, as relevant information, in the decision-making process corresponding to such investment.

BUSINESS/RISK TOOLS:

There are also other tools with more specific application to a given business transaction or risk (fuel, power purchase/sale transactions, financial risks, client risks, etc.), which are used to manage that particular area and are integrated with the corporate systems on an organizational and reporting level.

D.3. In the event some of the risks affecting the company and/or its group materialized, indicate the circumstances giving rise to them and whether the established control systems have worked.

As described in section D.1, Iberdrola's Comprehensive Risk System contemplates all risks inherent in the activities carried out by the Group and in the different markets in which it operates, and which may therefore materialize to a greater or lesser extent throughout the year, which justifies the existence of specific systems aimed at the control and management thereof.

Regarding the set of risks associated with deregulated activities that have had a significant impact on the Profit and Loss Statement, especially notable have been:

- The coming into effect, on January 1, 2005, of the Directive that governs trading in CO2 emission rights in the European Union. In Spain, this Directive has been developed by Royal Decree-Law 5/2004 and Royal Decree 1866/2004; the latter provides for the National Plan for Allocation of Emission Rights, which assigns the electricity industry 268.98 million tons of CO2 for the 2005-2007 period, of which 38.34 million correspond to Iberdrola's facilities; this amount nears the average emissions estimated by the Iberdrola Group.

- The steep drop in hydraulic production (-47.3% compared to the previous year), as a result of one of the lowest rainfalls in the last 60 years.

- The high international prices of fuels and emission rights.

However, the current generation mix, together with the heavy investments made in gas and renewables technologies under the current Strategic Plan have allowed for a significant mitigation of the impact of such risks.

In the area of regulated activities, it must be noted that, in 2005, regulated income in Spain was not sufficient to cover the system costs, which has resulted in an estimated deviation of 3,595 million euros in the industry. Pursuant to Royal Decree-Law 5/2005, of March 11, the financing percentage of such rate deviation corresponding to Iberdrola comes to 35.01%, which equals 1,259 million euros before taxes.

In accordance with the principle of adequacy of rates that governs compensation of all regulated activities and costs (which principle has been upheld by the courts), as well as the obligation to compensate regulated activities through the use of objective, transparent and non-discriminatory standards, as laid down in Section 15 of the Electricity Industry Law, such deviation must be reimbursed to the companies financing it.

As provided in Section 1 of Royal Decree 1556/2005, of December 23, which establishes electricity rates for 2006, negative balances for fiscal year 2005 will be

reimbursed with a charge to the collection on electricity rates in the following fiscal years.

D.4. Indicate whether there is any committee or other decision-making body in charge of establishing and supervising these control mechanisms, and describe the duties thereof.

- The BOARD OF DIRECTORS and the EXECUTIVE COMMITTEE, in the exercise of their duties, are in charge of ensuring the adequate identification, measurement, management and control of all significant risks, of defining the Company's strategy and risk profile, and of approving internal policies and the information to be released regarding risks.

- The AUDIT AND COMPLIANCE COMMITTEE, as a consultative body reporting to the Board of Directors, supervises compliance with risk policies, procedures and limits and reports on the adequacy of the internal system for assessing and controlling risks relevant to the Company.

To that effect, it is supported by the INTERNAL AUDIT DIVISION, which functionally reports to the Chairman of the Audit and Compliance Committee and which, as a governance function, is responsible for supervising the management and control of significant risks relevant to the Company and its Strategic Plan, pursuant to the Basic Internal Audit Regulations of November 26, 2003, approved by the Audit and Compliance Committee and by the Vice-Chairman & Chief Executive Officer of the Company, to which it directly reports.

- For appropriate performance of its duties, the Executive Committee is supported by the following committees/organizations at the operating level:

* OPERATING COMMITTEE: manages and controls the Group's balance of risks according to approved risk policies and limits.

* STRATEGY AND DEVELOPMENT DIVISION: through the Risk Analysis Division, it performs integrated analyses of risks, designs risk policies and limits, and prepares risk information for the different external agents.

* ADMINISTRATION, CONTROL AND REGULATION DIVISION: through the Control Division, it controls the risks and opportunities related to the annual profit and loss statement and new investments, quantifying the effect of the Group's risks at the individual and consolidated level.

* BUSINESS AND CORPORATE UNITS: they identify and manage the risks of their business or areas of authority (financial, legal, regulatory, etc.) according to the policies established at corporate level and within the approved limits.

D.5. Identification and description of the compliance procedures included in the various regulations that affect the company and/or its group.

The Iberdrola Group is present in different countries where it is subject to compliance with different laws and regulations. In particular, the power industry in Spain, where the principal activities of the Group are carried out, is subject to strict regulations that have undergone significant changes in recent years.

Each of the Group's business divisions has specific control, legal affairs and human resources departments which are functionally subordinate to the corresponding corporate divisions and which act in coordination with the business divisions. These departments are responsible for ensuring compliance with applicable laws in

each case.

This includes business divisions abroad, which receive local advice in connection with the specific laws and regulations affecting the business division and the Group in each country.

Additionally, as established in Article 44.2.f) of Iberdrola's By-laws, the Audit and Compliance Committee ensures compliance with legal requirements and the requirements of the Codes of Professional Conduct and Good Governance adopted by the Board of Directors.

E GENERAL SHAREHOLDERS' MEETING

E.1. Indicate the quorum required to hold valid a general shareholders' meeting as established in the by-laws. Describe how it is different from the minimum quorum required by the Companies Law.

Pursuant to Article 21.1 of the By-Laws, "The Ordinary as well as the Extraordinary General Shareholders' Meeting shall be validly established with the minimum quorum required by applicable legislation in effect at all times, taking into account the matters appearing on the agenda."

Section 102 of the Companies Law provides that "The General Shareholders' Meeting shall be validly established at first call if shareholders representing at least 25% of the subscribed share capital with voting rights are present at the meeting in person or by proxy", while "at second call the General Shareholders' Meeting shall be validly established no matter the share capital with voting rights represented therein."

In turn, Section 103 of such Law provides that "to adopt resolutions regarding the issue of debentures, the increase or reduction in share capital, the transformation, merger or split-off of the company and in, general, any amendment of its by-laws, the general or extraordinary general shareholders' meeting shall be validly established if shareholders holding at least fifty percent of the subscribed capital with voting rights are present at the meeting either in person or by proxy." "At second call, shareholders representing twenty-five percent of the capital of the company shall suffice."

As the only exception to the rules provided by the Companies Law, Article 21.2 of the By-Laws increases the quorum required to hold a valid meeting "in order to adopt resolutions regarding a change in the corporate purpose, transformation, total split-off, dissolution of the Company and amendment of this second paragraph of this Article," in which case "shareholders representing two-thirds of subscribed capital with voting rights must be in attendance at the first call of the General Shareholders' Meeting, and shareholders representing sixty (60%) percent of such capital must be in attendance at the second call."

E.2. Explain the rules governing the adoption of corporate resolutions. Describe how they are different from the rules provided by the Companies Law.

Procedures for deliberation and voting

Section 9.i) of the Companies Law provides that the by-laws will set forth "the manner for deliberating upon and adopting resolutions by the collective management decision-making bodies of the company."

With respect to the General Shareholders' Meeting, Article 27 of the By-Laws governs the manner of deliberation and adoption of resolutions upon the following terms:

"1. The Chairman shall: direct the meeting such that deliberations *are* carried out pursuant to the agenda; accept or reject new proposals relating to matters on the agenda; direct the deliberations, granting the floor to shareholders who so request it, and taking the floor away or refusing to grant it when the Chairman deems that a particular matter has been sufficiently debated, is not included in the agenda or hinders the progress of the meeting; indicate the time for voting; calculate the votes, with the assistance of the Secretary to the General Shareholders' Meeting; proclaim the results thereof; temporarily suspend the General Shareholders' Meeting; close the meeting; and, in general, exercise all powers, including those of order and discipline, which are required to properly hold the General Shareholders' Meeting.

2. The Chairman, even when present at a session, may entrust management of debate to a Director the Chairman deems appropriate, or to the Secretary, who shall carry out these duties on behalf of the Chairman, and the Chairman may remove them at any time. In the event of temporary absence or unexpected disability, the appropriate person pursuant to the provisions of paragraph one of Article Twenty-Five shall assume the duties of Chairman.

3. Votes shall be cast by hand, if needed, but resolutions may be adopted by general consent of the shareholders, without prejudice to applicable provisions regarding the need to record the opposition of shareholders, if any, in the minutes."

In turn, Article 33 of the Regulations for the General Shareholders' Meeting establishes the procedure for voting on proposed resolutions:

"1. Once the shareholder presentations have ended and responses have been made to requests for information pursuant to the provisions of these Regulations, the proposed resolutions regarding matters included in the agenda or which are not legally required to be set forth therein, including proposals made by the shareholders during the meeting, shall be submitted to a vote.

The adoption of resolutions shall proceed following the agenda set forth in the call to meeting. Resolutions proposed by the Board of Directors shall be first submitted to vote and then, if appropriate, resolutions proposed by others shall be voted upon following their priority in time. In any event, once a proposed resolution has been adopted, all others relating to the same matter and which are incompatible therewith shall be withdrawn and therefore need not be voted upon.

If proposals have been made regarding matters that may be approved at the General Shareholders' Meeting without having appeared in the agenda, the Chairman shall decide the order in which they shall be submitted to a vote.

It shall not be necessary for the Secretary to previously read aloud the text of the proposed resolutions which has been provided to the shareholders at the beginning of the meeting, except when deemed appropriate by the Chairman for some or all of the proposals. In any event, the attendees shall be told to which item on the agenda the proposed resolution being submitted to vote refers.

2. As a general rule, and without prejudice to the use of other alternative systems, at the election of the Chairman, voting on the proposed resolutions referred to in the preceding paragraph shall be by show of hands, if necessary, although resolutions may also be adopted upon the general consent of the shareholders. The foregoing

is without prejudice to the shareholders (or their proxies) who desire to abstain, to vote in the negative or in blank or to make known their opposition to or withdrawal from the meeting prior to the voting on the proposal in question, from so stating to the Notary Public (or, in the absence thereof, to the Secretary), or assistants thereto, in order for note to be taken thereof for inclusion in the Minutes of the General Shareholders' Meeting, after verification of their identity and the shares that they own or represent by proxy. In any event, votes validly cast from a distance and which have not been revoked shall also be taken into consideration."

Form of exercising voting rights

Section 105.4 of the Companies Law (incorporated by Law 26/2003, of July 17, on Transparency) provides that, in accordance with the provisions of the by-laws, shareholders may vote "by mail, electronic means or any other distance method of communication, provided that the identity of the voter is duly guaranteed."

To permit shareholders to cast their votes from a distance, Article 28 of the By-Laws provides that shareholders may "cast their vote regarding proposals relating to the items included in the agenda by mail or by electronic communication."

It particularly provides that "Mail votes shall be cast by sending to the Company a document in which such vote is recorded, accompanied by the attendance card issued by the entity or entities in charge of the book-entry registry", while "votes by electronic communication shall be cast using a recognized electronic signature or other type of guarantee that the Board of Directors deems best ensures the authenticity and identification of the shareholder exercising the right to vote."

Article 28.4 of the By-Laws provides that "Votes cast by any means set forth in the preceding paragraphs must be received by the Company before midnight on the day immediately prior to the date provided for the holding upon first call of the General Shareholders' Meeting. Otherwise, the vote shall be deemed not to have been cast."

Article 28.5 empowers the Board of Directors "to elaborate upon the foregoing provisions by establishing the rules, means and procedures adjusted to current techniques in order to organize the casting of votes and grant of proxies by electronic means, following the rules and regulations issued for such purpose, if applicable." It also provides that "The implementing rules adopted by the Board of Directors pursuant to the provisions of this paragraph shall be published on the Company's website."

Finally, Article 28.7 of the By-Laws allows shareholders to revoke their votes from a distance and Article 32.4 of the Regulations for the General Shareholders' Meeting provides that "The distance voting referred to in this Article shall be rendered void:

a) By subsequent express revocation made by the same means used to cast the vote and within the period established for such voting.
b) By attendance at the meeting in person or by proxy of the shareholder casting the vote."

Restrictions on voting rights

Article 29.1 (last part) of the By-Laws provides that "Each voting share, whether cast in person or by proxy at the General Shareholders' Meeting, shall grant the holder the right to one vote."

Pursuant to the provisions of Section 105.2 of the Companies Law, a maximum limit

is established on the votes that a single shareholder may cast, and the exercise of voting rights is also prohibited for shareholders involved in certain situations of conflict of interest with the Company.

Along these lines, Article 29.3 of the By-Laws provides that "no shareholder may cast a number of votes greater than those corresponding to shares representing ten (10%) of share capital, even if the number of shares held exceeds such percentage of capital. This limitation does not affect votes corresponding to shares with respect to which a shareholder is holding a proxy as a result of the provisions of Article Twenty-Three of these By-Laws, although, with respect to the number of votes corresponding to the shares of each shareholder represented by proxy, the limitation set forth above shall apply."

Article 29.4 of the By-Laws also provides that "The limitation set forth in the foregoing paragraph shall also apply to the maximum number of votes that may be collectively or individually cast by two or more shareholders which are entities or companies belonging to the same group. Such limitation shall also apply to the number of votes that may be cast collectively or individually by an individual and a shareholder entity, entities or companies controlled by such individual. A group shall be deemed to exist under the circumstances set forth in Section Four of the Securities Market Law, and an individual shall be deemed to control one or more entities or companies, under the circumstances of control set forth in such Section Four."

Finally, Article 29.5 provides that "Shares deprived of voting rights pursuant to the application of the foregoing paragraphs shall be deducted from the shares in attendance at the General Shareholders' Meeting for purposes of determining the number of shares upon which the majorities needed for the approval of resolutions submitted to the shareholders shall be calculated."

Article 30 of the By-Laws provides that "Shareholders participating in a merger or split-off with the company or who are called to subscribe to an increase in capital with the exclusion of pre-emptive rights or to acquire by overall assignment all of the Company's assets, may not exercise their voting rights for the approval of such resolutions by the shareholders."

This provision adds that "The provisions of the foregoing paragraph shall also be applicable when the resolutions affect, (i) in the case of an individual shareholder, the entities or companies controlled by such individual, and (ii) in the case of shareholders which are legal entities, the entities or companies belonging to its group (in the sense indicated in paragraph four of Article Twenty-Nine), even when these latter companies or entities are not shareholders."

Finally it provides that "If the shareholder prohibited from voting as set forth above attends the General Shareholders' Meeting, such shareholder's shares shall be deducted from the shares in attendance at the General Shareholders' Meeting for purposes of determining the number of shares upon which the majority needed for approval of the resolution with respect to which there is a conflict shall be calculated."

Pursuant to Article 54 of the By-Laws, these restrictions shall not apply "upon the occurrence of the following circumstances:

(a) when the Company is the target of a public tender offer aimed at the share capital as a whole; and
(b) when, as a result of the public tender offer, an individual or a legal entity, or several of them acting jointly, acquire an interest equal to two-thirds of the voting

capital of the Company; provided the full consideration thereof consists only of cash; or, alternatively,
(c) when, as a result of the public tender offer, an individual or a legal person, or several of them acting jointly, acquire an interest equal to three-quarters of the voting capital of the Company, provided the consideration thereof consists, in whole or in part, of securities, without giving the recipient an alternative right to receive such consideration wholly in cash."

Article 55 of the By-Laws provides that the removal of such limitations will be effective from the date of publication of the result of the settlement of the offer in the Listing Bulletin (*Boletín de Cotización*) of the Bilbao Stock Exchange and that the directors of the Company will have the power –and the duty– to execute the corresponding public instrument formalizing the by-law amendment and to seek registration thereof with the Commercial Registry.

Majority required for making decisions

Article 29.1 of the By-Laws provides that "The shareholders, acting at an ordinary or extraordinary General Shareholders' Meeting, shall adopt resolutions with the majorities required by the Companies Law based on votes represented in person or by proxy."

Along these lines, Article 29.2 provides that "The majority needed to approve a resolution shall require the favorable vote of one-half plus one of the voting shares cast in person or by proxy at the General Shareholders' Meeting. The foregoing does not affect situations in which the Law or these By-Laws provide for a greater majority."

In accordance with Section 103.2 of the Companies Law, when at second call, shareholders are in attendance that represent less than fifty percent of the subscribed capital with voting rights, any resolution related to the issuance of debentures, the increase or reduction of capital, the transformation, merger or split-off of the Company and, in general, resolutions involving the amendment of the bylaws, may only be adopted with the affirmative vote of two-thirds of the capital present at the meeting in person or by proxy.

Article 56 of the By-Laws provides that resolutions intended to eliminate or amend the provisions contained in Title III (related to the inapplicability of restrictions in the case of public tender offers), in Articles 29.3 through 29.5, and in Article 30, will require the affirmative vote of three-quarters of the share capital in attendance at the General Shareholders' Meeting.

Finally, pursuant to Article 34.3 of the Regulations for the General Shareholders' Meeting, "For the purposes of determining the number of shares upon which the majority needed to adopt the various resolutions shall be calculated, all shares appearing on the list of attendees shall be deemed to be in attendance, present or represented at the meeting, less: (i) shares whose owners or representatives have left the meeting prior to the voting on the proposed resolution or resolutions in question and have recorded their withdrawal with the Notary Public or, in the absence thereof, with the Secretary or assistants thereto; and (ii) shares which, by application of the provisions of Articles Twenty-Nine and Thirty of the By-Laws, are deprived of the right to vote in general or for the particular resolution in question."

E.3. Explain the rights of the shareholders regarding general shareholders' meetings which are different from the rights provided in the Companies Law.

Right to receive information

In addition to the rights to receive information provided in the Companies Law, Article 20.4 of the By-Laws provides that "There shall be a statement in the call of the General Shareholders' Meeting that any shareholder may obtain from the Company, without charge and on immediate basis, the documents that must be submitted for approval by the shareholders at the General Shareholders' Meeting, as well as the Management Report and the Auditors' Report."

Article 20.5 of such By-Laws further provides that "When the shareholders are to deal with an amendment to the By-Laws, besides the statements required in each case by the Law, the notice of the call must make clear the right of all shareholders to examine at the Company's registered office the complete text of the proposed amendment and the report thereon and to request that such documents be delivered or sent to them without charge."

To facilitate the exercise of the right to receive information prior to the General Shareholders' Meeting, Article 9 of the Regulations for the General Shareholders' Meeting provides that requests for information may be made "by delivery of the request to the Company's registered office, or by delivery to the Company via mail or other means of electronic or long-distance data communication sent to the address specified in the announcement of the meeting or, in the absence of such specification, to the Office of the Shareholder (*Oficina del Accionista*)," regulating the substance and the format of the request for information.

Shareholders may use the website of the Company to exercise such rights, as well as to view any relevant information that may be needed for the exercise of their rights at the General Shareholders' Meeting.

In connection with the exercise of the right to receive information during the General Shareholders' Meeting, Article 17 of the Regulations for the General Shareholders' Meeting provides that "The Company shall set up an Office of the Shareholder in a visible place at the stated premises of the meeting, for the purpose of (i) answering questions regarding the proceedings raised by the shareholders prior to the commencement of the session, without prejudice to the shareholders' legal and by-law rights to take the floor, make proposals and vote, and (ii) assisting and informing attendees and shareholders who wish to take the floor, preparing for such purpose a list of those who previously state their desire to participate, as well as collecting the text of their statements, if such statements are available in writing."

Right to be present at the meetings and to be represented by proxy

In this area, Article 23.2 of the By-Laws provides that "Proxies may be given by postal or electronic correspondence, in which case the provisions of Article Twenty-Eight of the By-Laws for the *issuance* of votes shall apply to the extent not incompatible with the nature of the proxy."

In addition, Article 24.2 of the By-Laws provides that "The General Shareholders' Meeting may be attended by going to the place where the meeting is to be held or, if applicable, to other places provided by the Company and indicated in the call to meeting, and which are connected therewith by video conference systems that allow recognition and identification of the parties attending, permanent communication among the attendees regardless of their location, and participation and voting. The principal place of the meeting must be located in the municipal area

of the Company's registered office, but supplemental locations need not be so located. For all purposes relating to the General Shareholders' Meeting, attendees at any of the sites shall be deemed attendees at the same individual meeting."

Right to cast votes from a distance

Article 28 of the By-Laws provides that shareholders having the right to attend meetings and to vote thereat may "cast their vote regarding proposals relating to the items included in the agenda by mail or by electronic communication," thus further developing the provisions of Article 32 of the Regulations for the General Shareholders' Meeting relating to the casting of votes from a distance.

E.4. Indicate, if applicable, the measures adopted to encourage the participation of shareholders at General Shareholders' Meetings.

In addition to the rights to receive information, to be present at meetings, to be represented by proxy and to cast votes from a distance mentioned above, the Company develops a policy encouraging the participation of shareholders at the General Shareholders' Meeting with the following measures:

- Publication of the call of the meeting in numerous media, exceeding the legal requirements and the requirements set forth in the By-laws, ensuring broad dissemination of the call.

- Dissemination in the press of the announcement that the meeting cannot be held on first call, and calling the shareholders to attend the meeting on the second call.

- Practices followed to encourage the participation of shareholders, such as gifts and even the payment of attendance bonuses.

- Holding the General Shareholders' Meeting at the best possible site that facilitates the development of the meeting, with high capacity and located at the center of the locality where the Company's registered office is located.

- If necessary, the use is contemplated of accessory locations for attendance at the General Shareholders' Meeting, which are connected to the primary location by videoconference systems permitting recognition and identification of those in attendance, permanent communication among attendees regardless of the place where they are, and participation and voting.

- Hiring of financial brokers or agencies for better distribution of the information about the Shareholders' Meeting among our wide base of institutional and international investors.

- Personalized assistance and guidance to shareholders who wish to participate, through the Office of the Shareholder.

- The provision to shareholders of means for translating the various presentations.

- The possibility of accessing the live transmission of the meeting through the www.iberdrola.com website.

E.5. Indicate whether the chairman of the General Shareholders' Meeting is also the chairman of the Board of Directors. Describe, if applicable, the measures adopted to ensure independence and proper operation of the General Shareholders' Meeting:

YES [X] NO [ ]

Description of measures
- On its own initiative, the Board of Directors traditionally requires that a Notary Public attend the Shareholders' General Meeting and prepare the minutes thereof (Article 8.6 of the Regulations for the General Shareholders' Meeting). Therefore, the Chairman and the Secretary of the General Shareholders' Meeting do not prepare the minutes thereof, which is delegated to a notary public, thereby guaranteeing neutrality for the shareholders. - As to the verification of the valid holding of the meeting, the Company has the necessary means to control and electronically compute the proxies and votes from a distance (by mail or electronic communication), as well as to prepare the list of shareholders present –in person or by proxy- at the General Shareholders' Meeting, which list is electronically recorded and attached to the minutes of the meeting, and to compute the quorum to hold meetings and to adopt resolutions (Article 16.2 of the Regulations for the General Shareholders' Meeting). To that effect, the Company prepares and proposes to the entities participating in the *Sociedad de Gestión de Sistemas de Registro, Compensación y Liquidación de Valores, S.A.* (Iberclear) the format of the attendance card to be issued to the shareholders in order for the cards issued to be uniform and to include a bar code or other system which allows for the electronic reading thereof in order to facilitate the computerized calculation of attendees (Article 12.2 of the Regulations for the General Shareholders' Meeting). These computerized systems are also useful to resolve or clarify doubts or claims in connection with the list of attendees. - From the moment they enter the site, shareholders are assisted by the staff of the Office of the Shareholder (Article 18.1 of the Regulations for the General Shareholders' Meeting), which staff is permanently available to resolve any issues and to facilitate shareholders' participation in the General Shareholders' Meeting, as indicated in section E.3 of this Report. - Regarding the powers of the Chairman with respect to the shareholder participation period at the General Shareholders' Meeting, pursuant to Article 27.3 of the Regulations for the General Shareholders' Meeting, the Chairman, in the exercise of his ordering powers: a) may extend the time initially allocated to each shareholder, when the Chairman so deems it appropriate; b) may request the presenting parties to clarify issues that have not been understood or which have not been sufficiently explained during the presentation; c) may call the presenting shareholders to order so that they limit their presentation to business properly before the General Shareholders' Meeting and refrain from making improper statements or exercising their right in an abusive or obstructionist manner; d) may announce to the presenting parties that the time for their presentations will soon be ending so that they may adjust their discourse and, when the time granted for their presentation has ended, or if they persist in the conduct described in the preceding paragraph, may withdraw the floor from them, and, if the Chairman believes that their presentation might alter the proper order and normal conduct of the meeting, the Chairman may adopt appropriate measures in order to comply with this provision; and e) may deny the floor when the Chairman believes that a particular matter has been sufficiently debated, is not included in the agenda, or hinders the progress of the meeting. Such provision also charges the Chairman with maintaining order in the room "in order to allow the participants to make their presentations without undue interruption." - If there are disturbances which temporarily prevent the normal progress of the meeting, Article 30.1 of the Regulations for the General Shareholders' Meeting empowers the Chairman "to suspend the session for the time the Chairman deems appropriate (but not for more than two (2) hours) in order to reestablish the conditions needed for the continuation thereof." - Article 31.1 of the Regulations for the General Shareholders' Meeting provides that at the proposal of the Directors or at the request of shareholders representing at least one-fourth of the capital present at the General Shareholders' Meeting, the attendees may agree to a continuation of their sessions over one or more consecutive days.

E.6. Indicate, if applicable, the amendments made during the fiscal year to the Regulations for the General Shareholders' Meeting.

The Regulations for the General Shareholders' Meeting were approved by the shareholders at the General Shareholders' Meeting held on April 3, 2004, and no amendment has been recorded since then.

However, the Board of Directors has submitted to the shareholders acting at the General Shareholders' Meeting called to take place on March 29, 2006, upon first call, and on March 30, 2006, upon second call, the proposal to amend the By-laws and the Regulations for the General Shareholders' Meeting, in order to extend the term to call the Meeting from 15 days to 1 month and in order to grant shareholders the right to request the inclusion of new items on the Agenda, pursuant to the provisions of Law 19/2005, of November 14, on European corporations registered in Spain.

Furthermore, the Board has submitted to the shareholders acting at the 2006 General Shareholders' Meeting the proposal to amend the By-laws and the Regulations for the General Shareholders' Meeting in order to eliminate the requirement relating to the minimum number of shares granting the right to attend the General Shareholders' Meeting.

E.7. Indicate the data on attendance at the general shareholders' meetings held during the fiscal year referred to in this report:

Attendance data

Date of General Shareholders' Meeting	% of shareholders present in person	% of shareholders represented by proxy	% distance voting	Total %
03-18-2005	25.470	26.820	0.030	52

E.8. Briefly describe the resolutions adopted by the shareholders acting at the general shareholders' meetings held during the fiscal year referred to in this report and the percentage of votes by which each resolution was passed.

GENERAL SHAREHOLDERS' MEETING HELD ON MARCH 18, 2005

One.- Examination and approval, if applicable:

a).- Of the Individual Annual Financial Statements (Balance Sheet, Profit and Loss Statement, and Annual Report) of the Company and of the consolidated annual financial statements of the Company and its controlled Companies, for the Fiscal Year ended on December 31, 2004. (AFFIRMATIVE VOTES: 99.01% OF THE CAPITAL HELD BY SHAREHOLDERS PRESENT IN PERSON OR BY PROXY).

b).- Of the Management Reports of the Company and its Consolidated Group, as of December 31, 2004, as well as of the corporate management for such fiscal year. (AFFIRMATIVE VOTES: 99.04% OF THE CAPITAL HELD BY SHAREHOLDERS PRESENT IN PERSON OR BY PROXY).

Two.- Allocation of profits/losses and distribution of dividends for the Fiscal Year ended on December 31, 2004. (AFFIRMATIVE VOTES: 99.84% OF THE CAPITAL HELD BY SHAREHOLDERS PRESENT IN PERSON OR BY PROXY).

Three.- Delegation to the Board of Directors, for the term of five years, of the power to issue: a) bonds or simple debentures and other fixed-income securities of a like nature (other than notes), as well as preferred stock, up to a maximum amount of

€5.0 billion, and b) notes up to a maximum amount, independently of the foregoing, of up to €3.0 billion; and authorization to the Company to guarantee, within the limits set forth above, new issuances of securities by controlled companies, for which purpose the delegation approved at the General Shareholders' Meeting held on April 3, 2004 is hereby deprived of effect to the extent of the unused amount. (AFFIRMATIVE VOTES: 98.15% OF THE CAPITAL HELD BY SHAREHOLDERS PRESENT IN PERSON OR BY PROXY).

Four.- Authorization to the Board of Directors for the derivative acquisition of the Company's own shares by the Company itself and/or by its controlled Companies pursuant to the provisions of the Law, for which purpose the authorization granted at the General Shareholders' Meeting held on April 3, 2004 is hereby deprived of effect to the extent of the unused amount. Reduction in share capital and amendment of Article 5 of the By-Laws as a result. (AFFIRMATIVE VOTES: 99.11% OF THE CAPITAL HELD BY SHAREHOLDERS PRESENT IN PERSON OR BY PROXY).

Five.- Authorization to the Board of Directors to apply for the listing on and delisting from Spanish or foreign organized secondary markets of the shares, debentures or other securities issued or to be issued, and to adopt such resolutions as may be necessary to ensure the continued listing of the shares, debentures or other securities of the Company that may then be outstanding. (AFFIRMATIVE VOTES: 99.84% OF THE CAPITAL HELD BY SHAREHOLDERS PRESENT IN PERSON OR BY PROXY).

Six.- Authorization to the Board of Directors to create and fund Associations and Foundations pursuant to the applicable legal provisions in effect, with the Board of Directors being empowered to carry out such resolution. (AFFIRMATIVE VOTES: 99.07% OF THE CAPITAL HELD BY SHAREHOLDERS PRESENT IN PERSON OR BY PROXY).

Seven.- Re-election of Deloitte & Touche España, S.L. as the Auditor of the Company and its Consolidated Group for Fiscal Year 2005. (AFFIRMATIVE VOTES: 98.74% OF THE CAPITAL HELD BY SHAREHOLDERS PRESENT IN PERSON OR BY PROXY).

Eight.- Ratification of the appointment of Mr. Sebastián Battaner Arias as Director designated by interim appointment to fill a vacancy. (AFFIRMATIVE VOTES: 99.03% OF THE CAPITAL HELD BY SHAREHOLDERS PRESENT IN PERSON OR BY PROXY).

Nine.- Partial re-election of Directors:

a).- Re-election of the Executive Vice Chairman & Chief Executive Officer, Mr. José Ignacio Sánchez Galán. (AFFIRMATIVE VOTES: 97.08% OF THE CAPITAL HELD BY SHAREHOLDERS PRESENT IN PERSON OR BY PROXY).

b).- Re-election of the Director Mr. Víctor de Urrutia Vallejo. (AFFIRMATIVE VOTES: 97.08% OF THE CAPITAL HELD BY SHAREHOLDERS PRESENT IN PERSON OR BY PROXY).

c).- Re-election of the Director Mr. Ricardo Álvarez Isasi. (AFFIRMATIVE VOTES: 97.08% OF THE CAPITAL HELD BY SHAREHOLDERS PRESENT IN PERSON OR BY PROXY).

d).- Re-election of the Director Mr. José Ignacio Berroeta Echevarría. (AFFIRMATIVE VOTES: 97.08% OF THE CAPITAL HELD BY SHAREHOLDERS PRESENT IN PERSON OR BY PROXY).

e).- Re-election of the Director Mr. Juan Luis Arregui Ciársolo. (AFFIRMATIVE VOTES: 97.08% OF THE CAPITAL HELD BY SHAREHOLDERS PRESENT IN PERSON OR BY PROXY).

f).- Re-election of the Director Mr. Julio de Miguel Aynat. (AFFIRMATIVE VOTES: 97.08% OF THE CAPITAL HELD BY SHAREHOLDERS PRESENT IN PERSON OR BY PROXY).

g).- Re-election of the Director Mr. Sebastián Battaner Arias. (AFFIRMATIVE VOTES: 97.08% OF THE CAPITAL HELD BY SHAREHOLDERS PRESENT IN PERSON OR BY PROXY).

Ten.- Authorization to the Board of Directors of the Company, to the fullest possible extent, for the full development and execution of the foregoing resolutions, expressly including the power to interpret, remedy and complete such resolutions and have them evidenced in the form of public instruments, as well as the right to delegate the powers granted by the shareholders at the General Shareholders' Meeting. (AFFIRMATIVE VOTES: 99.10% OF THE CAPITAL HELD BY SHAREHOLDERS PRESENT IN PERSON OR BY PROXY).

E.9. Indicate, if applicable, the number of shares required to attend the General Shareholders' Meeting and whether there is any by-law limitation in that respect.

As set forth in sections 1 and 2 of Article 22 of the By-laws:

"1. Shareholders holding one hundred (100) or more voting shares may attend the General Shareholders' Meeting and take part in deliberations thereof, with the right to be heard and to vote. Those who hold a lesser number of shares may combine and give their proxy to another shareholder who, in combination therewith, completes the requirement for one hundred (100) shares or more.

2. In order to exercise the right to attend, shareholders' must cause the shares to be registered in their name in the corresponding book-entry registry at least five (5) days prior to the day on which the General Shareholders' Meeting is held. This circumstance must be evidenced by means of the appropriate attendance card or validation certificate issued by the entity or entities in charge of book-entry registries, or in any other form allowed by applicable legislation."

However, the Board of Directors has submitted to the shareholders acting at the General Shareholders' Meeting called to take place on March 29, 2006, upon first call, and on March 30, 2006, upon second call, the proposal to amend the By-laws and the Regulations for the General Shareholders' Meeting, in order to eliminate the requirement relating to the minimum number of shares granting the right to attend the General Shareholders' Meeting.

E.10. Indicate and justify the policies followed by the company with respect to proxy-voting at the general shareholders' meeting.

First of all, it is a policy of the Company to encourage the attendance of shareholders at the General Shareholders' Meeting.

Regarding proxy-voting, Article 12.2 of the Regulations for the General Shareholders' Meeting provides that the Company may propose to the entities participating in the *Sociedad de Gestión de Sistemas de Registro, Compensación y Liquidación de Valores, S.A.* (Iberclear) the format of the attendance card to be issued to the shareholders, "as well as the formula to be recited in such document in order to delegate proxy representation at the meeting in favor of another shareholder, which should also set forth the way in which the proxy-holder will vote on each of the resolutions proposed by the Board of Directors for each item on the agenda in the absence of specific instructions of the shareholder being represented."

The Board of Directors calls the General Shareholders' Meeting and establishes that the following formula may be used for proxy-voting at the General Shareholders' Meeting:

"I hereby grant my proxy for this General Shareholders' Meeting to Shareholder _________ or, absent express appointment, to the Chairman of the Board of Directors of the Company, who shall vote in favor of the proposals included in the Agenda and such others as may be validly submitted, in the same manner as proposed by the Board of Directors, unless voting instructions are indicated in the table below. In the event that the representative is subject to a conflict of interest when voting on any of the items to be submitted to the shareholders at the General Shareholders' Meeting, I hereby authorize such representative to appoint a third shareholder to act as representative."

As a consequence, the voting power under the proxy may be granted to the Chairman of the Board of Directors, in his capacity as shareholder, who, in light of his special knowledge of the Company's business, is in the best position to act in the common interest of all the shareholders and to take into consideration any other legitimate interest, whether public or private, that might influence the development of business activities.

In addition, the shareholder may authorize the proxy holder so that, in the event a conflict of interest affecting the proxy holder with respect to the voting of any of the items submitted for the consideration of the shareholders, he may appoint another shareholder to exercise the proxy.

Notwithstanding the possibility of drafting more detailed instructions, the space included in the attendance card for the voting instructions permits the shareholders to check the box to abstain, to vote in the affirmative, in the negative or in blank in order to facilitate the indications that the represented shareholder desires to give to the proxy holder. Therefore, the voting instructions may be recorded easily in the corresponding computerized system.

Pursuant to Article 23 of the By-laws and Article 11 of the Regulations for the General Shareholders' Meeting, shareholders have the following alternatives to prove the validity of the proxy granted:

a) By submission of the attendance card or a certificate of good standing at the shareholders' registration desks at the place and on the date set for the General Shareholders' Meeting.

b) By mail addressed to the Company including the duly signed proxy and signing the corresponding attendance card for such purpose.

c) By e-mail sent with the recognized electronic signature of the shareholder, by means of a communication to the Company through the website

www.iberdrola.com. The communication will state the name of the proxy holder and of the represented shareholder.

Regardless of the manner in which they are received, all proxies are recorded in a computerized application, which is also used to control and compute proxies and voting instructions, prepare the list of attendees and verify the quorum required to hold valid meetings and the majority required to adopt resolutions, pursuant to Article 16.2 of the Regulations for the General Shareholders' Meeting.

E.11. Indicate whether the company is aware of any policy of institutional investors as to participating or not in the decisions of the company:

YES ☐ **NO** [X]

Describe the policy

E.12. Indicate the address and manner for accessing corporate governance content on your website.

www.iberdrola.com/information for shareholders and investors

F DEGREE OF COMPLIANCE WITH GOOD GOVERNANCE RECOMMENDATIONS

Indicate the company's degree of compliance with existing good governance recommendations or whether the company has not adopted them, if applicable.

If the company does not comply with any of such recommendations, please explain the recommendations, standards, practices or criteria applied by the company.

Until the single document referred to in ORDER ECO/3722/2003, of December 26, is prepared, the recommendations included in the Olivencia Report and in the Aldama Report should be used as a reference in completing this section.

1.- Information instruments:

Recommendation	Compliance	More information
Website	YES	E.12

2.- General Shareholders' Meeting:

Recommendation	Compliance	More information
Regulations for the *General* Shareholders' Meeting	YES	E.6
Call made sufficiently in advance and availability of the agenda on the website, proposed resolutions and information offered to the shareholders during the period of preparation of the General Shareholders' Meeting	YES	E.3
Holding and development of the General Shareholders' Meeting, encouraging participation		

by the shareholders	YES	E.4

3.- Board of Directors:

Recommendation	Compliance	More information
Regulations of the Board	YES	B.1.13
Conflicts of Interest	YES	C.4, C.5
Size: reasonable number of members	YES	B.1.2, G
Types of Directors	YES	B.1.3
Separation of Chairman and CEO	YES	B.1.16
Age Limit for Directors	YES	B.1.20
Composition of the Board of Directors	YES	B.1.3
Existence of Board Committees	YES	B.2.2
Composition of the Executive Committee	YES	B.2.2
Composition of the Audit and Compliance Committee	YES	B.2.2
Regulations of the Audit and Compliance Committee	YES	B.2.5
Annual Activities Report of the Audit and Compliance Committee	YES	B.2.5
Composition of the Nominating and Compensation Committee	YES	B.2.2
Regulations of the Nominating and Compensation Committee	YES	B.2.5
Annual Activities Report of the Nominating and Compensation Committee	YES	B.2.5
Limitation on Compensation by Delivery of Stock	YES	B.1.11
Directors' Compensation	YES	B.1.8
Senior Management Compensation	YES	B.1.9
Secretary of the Board	YES	B.1.27, G

4.- Preparation of Annual Financial Statements and Quarterly and Semi-Annual Financial Statements:

Recommendation	Compliance	More information

Certification of the annual financial statements by the Vice Chairman & CEO and the Director of Administration, Control and Regulation	YES	B.1.24
Approval by the Board of the periodic information following a report by the Audit and Compliance Committee	YES	B.1.25, B.1.26, B.2.3
Independence of the Auditor	YES	B.1.28, B.2.3
Unqualified auditor's report	YES	B.1.25
Publication of the Auditor's fees	YES	B.1.29

5.- Comments:

Size of the Board of Directors: reasonable number of members

Since 1991, the number of Directors has fallen from 40 to 19, below the maximum number permitted by Article 36.1 of the By-laws.

The Company has made public its commitment to continue applying the policy to reduce the number of Directors in accordance with good governance recommendations.

Existence of Board Committees

Regarding the committees of the Board of Directors, the Aldama Report provides that "the Committees that should be created for better corporate governance, notwithstanding any other committee that might be created by companies or by the division of the Committees mentioned below into any number of committees, are: (i) the Executive Committee, which has executive powers for the adoption of binding resolutions regarding the Company within the framework of the powers delegated to it; (ii) the Audit and Control Committee, the Nominating and Compensation Committee and, if applicable, the Strategy and Investment Committee, which only have reporting duties and the power to submit proposals to the Board, and such other powers and duties as might be attributed to them by Law, the By-laws or the Regulations of the Board of Directors."

In line with such recommendation, as provided by Article 42 of the By-laws and as described in section B.2.3 of this Report, the Board of Directors of Iberdrola has decided to create and maintain the following committees:

- an Executive Committee;
- an Audit and Compliance Committee; and
- a Nominating and Compensation Committee.

In particular, the Executive Committee, which held 21 meetings in FY 2005, also performs the role, among other duties, of a STRATEGY AND INVESTMENT COMMITTEE, to the extent that it invests most of its time in submitting proposals or information to the Board of Directors about such strategic decisions, investments and divestitures that are relevant for the Company or the Group, assessing their conformity with the budget and the Strategic Plan and performing analysis and follow-up of the business risks.

G OTHER INFORMATION OF INTEREST

If you believe that there is any relevant principle or aspect regarding the corporate governance practices applied by your company that has not been discussed in this Report, please mention and explain it below.

In this section, you may include any other information, clarification or comment relating to the prior sections of this report to the extent that it is relevant and not repetitive.

Specifically, indicate whether the company is subject to laws other than Spanish laws regarding corporate governance and, if applicable, include such information that the company is required to release and that is different from the information released in this Report.

Comments:

Section A.1

- The shareholders acting at the June 16, 2001 General Shareholders' Meeting authorized the Board of Directors of the Company to increase the share capital by half the amount of the then existing share capital through the issuance of new shares in consideration of cash contributions or the conversion of freely-available reserves, and granted it the power to exclude the pre-emptive right. This authorization was granted until June 16, 2006, and has not yet been exercised.

- The shareholders acting at the April 3, 2004 General Shareholders' Meeting authorized the Board of Directors for a term of 5 years to issue debentures or bonds convertible into and/or that may be swapped for shares in the Company and to issue warrants with respect to new shares or outstanding shares of the Company, up to one (1) billion euros, with the power, in the case of convertible bonds and warrants on new shares, to exclude the pre-emptive right of the shareholders and holders of convertible bonds.

- At the aforementioned General Shareholders' Meeting, the shareholders also authorized the Board of Directors for a term of 5 years to issue debentures or bonds convertible into and/or that may be swapped for shares in the Company and to issue warrants with respect to new shares or outstanding shares of the Company, up to one (1) billion euros, without the power to exclude the pre-emptive right of the shareholders and holders of convertible bonds.

- Finally, the Board of Directors has submitted to the shareholders acting at the General Shareholders' Meeting called to be held on March 29, 2006, upon first call, and on March 30, 2006, upon second call, the proposal to authorize the Board of Directors to increase, within a maximum period of five years and if it deems it fit, the share capital up to one-half of the current share capital, on one or more occasions, and at such time and by such amount as the Board deems appropriate, with the power to exclude the pre-emptive right, thus terminating the authorization granted by the shareholders at the June 16, 2001 General Shareholders' Meeting.

Section A.2

- Given that the shares are represented by book entries, extremely accurate information about the interest of shareholders in the share capital is not available. The information provided has been taken from the annual reports of our significant shareholders and from different press releases.

- For purposes of this Corporate Governance Report and in conformity with Schedule I of the National Securities Market Commission Communication 1/2004, of March 17, significant shareholders are the holders of interests that reach the threshold set forth by Royal Decree 377/1991, of March 15, or that, even when they do not reach the percentage established in that Royal Decree "permit the exercise of a significant influence on the company. Unless otherwise shown, significant influence shall mean 'the possibility of appointing or removing any member of the board of directors of the company or of proposing the appointment or removal of any member of the board of directors of the company and, in general, whatever is provided in the regulations implementing Section 35 of the Securities Market Law.'" As a consequence, the savings associations associated in the Federación de Cajas de Ahorro de Castilla y León have been considered significant shareholders during Fiscal Year 2005, given that they have proposed the appointment of Mr. Sebastián Battaner Arias as Member of the Board of Directors.

However, at its February 22, 2006 meeting, the Board of Directors resolved, following a proposal made by the Nominating and Compensation Committee, to re-characterize Mr. Sebastián Battaner Arias as Independent Director, given that he has now severed his ties with the said savings associations and in view of his extensive professional background, his proven independence of opinion and his sound personal prestige, in addition to his broad institutional presence in an area of great significance to Iberdrola, S.A. This means that, starting on the date of this resolution, the above-mentioned savings associations will cease to be considered holders of significant interests, in view of their shareholdings and the fact that they do not have a representative on the Board of Directors. All of the foregoing was timely reported to the National Securities Market Commission on February 22, 2006.

- The approximate distribution of interests in share capital by type of shareholder is a follows:

- Foreign institutions	38%
- Domestic institutions	33%
- Retail investors	29%

- On June 30, 2005, Santander Investment Services, S.A. submitted to the National Securities Commission, in its capacity as reporting party with respect to Chase Nominees Ltd., a report of significant interests consisting of 75,357,975 shares in the share capital of Iberdrola, S.A., representing 8.359% of the share capital, expressly stating that Chase Nominees Ltd. is required to report its participation as nominee (Section 3.1 of Royal Decree 377/1991, of March 15) acting on behalf of its clients, none of which is, in turn, subject to report a significant interest if only the individual shareholding registered with Chase Nominees Ltd is taken into account.

- On February 2, 2005, State Street Bank and Trust Co. submitted to the National Securities Commission a report of significant interests reflecting a total interest consisting of 53,449,557 shares, representing 5.929% of the share capital, expressly stating that it acts as nominee and confirming that none of its clients domiciled in a tax haven holds an interest equal to or greater than 1% and that none of its clients domiciled outside of a tax haven holds, according to its records, interests equal to or greater than 5%.

- Although they are not deemed significant shareholders, below is a list, for information purposes, of other shareholders with a stable presence in the share capital:

Shareholder	Number of shares	% capital
Montes de Piedad y Caja de Ahorros de Ronda, Cádiz, Almería, Málaga y Antequera (Unicaja)	11,859,382	1.32%
Caja de Ahorros de Valencia, Castellón y Alicante (Bancaja)	9,050,000	1.00%
Sociedad de Desarrollo de Navarra, S.A. (Sodena)	9,015,492	1.00%
Caja de Ahorros de Murcia (Caja Murcia)	6,761,618	0.75%
Caja de Ahorros Castilla La Mancha	4,361,774	0.48%
Caja de Ahorros de Vitoria y Álava (Caja Vital)	1,040,200	0.12%
Caja de Ahorros y Monte de Piedad de Extremadura	1,000,000	0.11%

Section A.3

- Pursuant to the provisions of Article 49 of the By-laws, each Director must show the recordation of a lien upon ten thousand (10,000) shares of the Company as a guarantee for any liabilities which may be incurred in the performance of the Director's duties.

- Adding the interests of significant shareholders and the shares owned by Directors, the percentage of shares held by the Board of Directors is 17.089%.

Section A.5

- "Uragua, S.A. en Liquidación" is a Uruguayan company, and therefore, has no CIF (Tax Identification Code) but has the corresponding Uruguayan tax identification.

On November 30, 2005, the shareholders acting at the General Shareholders' Meeting resolved its dissolution and the commencement of the liquidation proceeding.

- The description of related transactions with significant shareholders is contained in Section C of this Report.

Section A.8

At year-end 2005, the number of shares of the Company's own stock and derivatives on treasury shares is 7,378,392, which accounts for 0.818% of the share capital. Of such amount, 109,537 correspond to the Company's own stock and 7,268,855 are call options on the Company's own stock expiring in 2006.

Based on the authorizations granted to the Board of Directors by the shareholders acting at the General Shareholders' Meeting, mentioned in Section A.9 of this Report, during fiscal year 2005, Iberdrola S.A. acquired 15,974,485 shares of its own stock in the amount of 319.5 million euros. In addition, 16,082,326 shares of its own stock were sold in the amount of 321.1 million euros.

Section B.1.2

At its April 20, 2005 meeting, the Board of Directors of Iberdrola approved, following a proposal made by its Chairman, Mr. Iñigo de Oriol e Ybarra, to the effect that upon his ceasing to hold office as Chairman of the Board of Directors of Iberdrola, pursuant to the provisions of the Regulations of the Board of Directors, he would be replaced in such position as Chairman by the current Vice Chairman & Chief Executive Officer, Mr. José Ignacio Sánchez Galán.

Since the integration in 1991 of the companies that gave rise to Iberdrola, S.A., to date, the number of Directors has decreased from 40 to 19, below the maximum number of Directors set by Article 36 of the By-laws.

In this regard, as was reported to the National Securities Market Commission as a significant event on April 20, 2005, the Directors Mr. Javier Aresti y Victoria de Lecea and Mr. José Luis Antoñanzas Pérez-Egea ceased to hold office upon reaching the regulatory age and Mr. Santiago Mayner Oyarbide and Mr. José Antonio Fernández Rivero submitted their resignation as proprietary Directors.

On the above-mentioned date, the Board of Directors of the Company resolved to appoint, on an interim basis, the shareholders Mr. Xabier de Irala Estévez and Mr. Jesús María Cadenato Matía, on behalf of BBK and BBVA, respectively, thus filling the vacancies left by Mr. Santiago Mayner Oyarbide and by Mr. José Antonio Fernández Rivero. These appointments will be submitted for ratification by the shareholders at the General Shareholders' Meeting called to take place on March 30, 2006.

The Company has made public its commitment to continue applying the policy to reduce the number of Directors in line with good governance recommendations.

Section B.1.3

- On April 20, 2005, it was communicated to the National Securities Market Commission as a significant event that the Board of Directors of the Company resolved, at the meeting held on such date, to approve the characterization of Mr. José Ignacio Berroeta Echevarría as external independent Director, in view of the time passed since he stepped down as chairman of BBK, his professional and personal prestige, as well as his independence of opinion.

- At its February 22, 2006 meeting, the Board of Directors resolved, following a proposal made by the Nominating and Compensation Committee, to re-characterize Mr. Sebastián Battaner Arias as Independent Director, given that he has now severed his ties with the savings associations associated in the Federación de Cajas de Ahorro de Castilla y León and in view of his extensive professional background, his proven independence of opinion and sound personal prestige, in addition to his broad institutional presence in an area of great significance to Iberdrola, S.A.

Section B.1.6

On April 21, 2005, Iberdrola, S.A., the sole shareholder of "Apex 2000, S.A.," resolved to change the corporate name of this real estate subsidiary to "Iberdrola Inmobiliaria, S.A."

Sections B.1.8 and B.1.9

In addition to the variable compensation accrued during the fiscal year, which is set forth in the table under section B.1.8, Executive Directors have received an achievement bonus accrued on a multi-annual basis in the amount of 2.301 million euros. Also, in addition to the compensation accrued during the fiscal year, which is set forth in section B.1.9, Senior Management members other than Directors have received a like bonus in the amount of 4.816 million euros.

The information contained in section B.1.8 of this Report coincides with the information reflected in Note 39 to the Annual Financial Statements for fiscal year 2005 relating to the compensation paid to the Board of Directors, although it is classified differently due to the regulated nature of the contents of this section B.1.8 of this Report pursuant to the provisions of the National Securities Market Commission Communication 1/2004.

Section B.1.10

In the 1990s, the Company began to include these kinds of clauses in contracts with its managers, although most of the contracts with indemnity clauses were executed in October 2000. Such contracts currently encompass 89 managers, including the 15 members of the Senior Management of the Company (i.e., the two Executive Directors and the 13 managers listed in Section B.1.9 of this Report).

The purpose is to attain an effective and sufficient degree of loyalty from the senior-level executives required for the management of the Company and thus avoid the loss of experience and knowledge that might jeopardize the achievement of the strategic goals. Essentially, these clauses include severance packages for the members of the management team on the basis of length of service to the Company, with annual payments ranging from a minimum of 2 years to a maximum of 5 years.

Section B.1.27

The Secretary of the Board of Directors also acts as Legal Counsel to the Company's Management Decision-Making Bodies, thus reinforcing his duty to assure the formal and substantive legality of the actions of such Bodies.

In addition, the Secretary is a member of the executive team, given that he is the General Secretary of the Company.

Section B.1.29

Of the 853,000 euros of non-audit work performed by the audit firm, 535,000 euros corresponds to certification engagements which are mandatory to comply with certain requirements.

Section B.1.30

The self-assessment process carried out by the Audit and Compliance Committee in 2005 showed that it was timely to formalize the auditor hiring policy pursued by Iberdrola, thus reflecting the internal regulations and the practices adopted by the Company in its relationship with the Group's auditors.

The "Auditor Hiring Policy" was approved by the Committee at its November 23, 2005 meeting, and is fully contained in the Committee's Activities Report for fiscal year 2005.

Within the framework of this policy, the Committee has resolved that the proposal to the Board for appointment of the auditor of the Company's annual financial statements for the 2006-2008 period to be submitted to the shareholders at the next General Shareholders' Meeting be implemented by means of a competition among firms meeting the requirements that the Committee has established in the past in order for them to qualify as auditor of Iberdrola and its Group.

The suitability of carrying out this competition is in line with the recommendations that the Committee has made to the effect that guidelines for the appointment of auditors should be in place, consistent with "Good Governance" practices which have evolved in keeping with the requirements of the operating environment, based on standards of prudence, cogency and rigor.

Thus, the implementation of an audit competition guarantees the most transparent, effective and equitable appointment procedure, consistent with the standards so far applied by the Committee.

Section B.1.31

The Director Mr. José Orbegozo Arroyo has an interest of 24.6% in the capital of Olaguibel Servicios Generales, S.L., which, in turn, holds 19.6% of the capital of Fanox Electronic, S.L. As a consequence, such Director is attributed an indirect interest of 4.82% in Fanox Electronic, S.L. which, added to its direct interest of 0.4%, results in a total interest of 5.22%.

At year-end 2005, the Director Mr. Juan Luis Arregui Ciársolo had an interest of 26.48% in the capital of Ceatesalas, S.L., which, in turn, holds 93.13% of the share capital of Corporación Eólica CESA, S.L. As a consequence, such Director is attributed an indirect interest of 24.66% in the latter company.

However, as of January 24, the Director Mr. Juan Luis Arregui Ciársolo has transferred his entire interest in Ceatesalas, S.L. to Acciona, S.A., pursuant to an agreement for the purchase/sale of equity interests, and by virtue of which he does not maintain any direct or indirect interest in Corporación Eólica CESA, S.L. This purchase/sale agreement is subject to the condition precedent that the transaction be given the express or implied approval of the Competition Service (Servicio de Defensa de la Competencia), which was notified on January 30, 2006. Furthermore, pursuant to the provisions of such purchase/sale agreement, it is expected that at the next General Shareholders' Meetings of Ceatesalas, S.L. and Corporación Eólica CESA, S.L., his resignation as Chairman of the Board of both companies will be accepted, and the he will not from that time hold any position within the management decision-making bodies thereof.

Section B.2.2

In clarification of the information provided in this section, it should be noted that Mr. José Ignacio Sánchez Galán is the Vice Chairman & Chief Executive Officer and that Mr. José Antonio Garrido Martínez and Mr. Javier Herrero Sorriqueta are Vice Chairmen of the Board of Directors.

Section C

All the information on related transactions contained in this 2005 Annual Corporate Governance Report is also contained in the Semi-Annual Information that on February 9, 2006 was communicated by the Company as a significant event, by using the form of Periodic Public Information established for these purposes by the National Securities Market Commission.

Section C.1

The transactions conducted with significant shareholders in FY 2005 have been carried out in the ordinary course of business and have conformed to arm's length terms. The information about such transactions is not needed to state the true financial position and results of operations of the Company. However, the most significant transactions have been:

1. Bank financing transactions:

On April 13, a loan in the amount of 1.200 billion euros was formalized with 16 prime financial entities, in two tranches, the first of which (in the amount of 500 million euros) consisted of the renewal of the "Club-Deal"-type loan formalized in May 2004, with a new repayment term of seven years, and the second of which was implemented as a 7-year credit line in the amount of 700 million euros. In the first tranche, BBVA reduced its share

from 100 million euros to 50 million euros, and took up 70 million euros in the second tranche.

On May 25, within the framework of a liquidity strengthening strategy, by means of the formalization of bilateral transactions in the amount of 500 million euros with prime financial entities, a bilateral credit line was signed with BBVA in the amount of 60 million euros, with availability during a three-year period. On the same date, the 364-day loan agreement was reduced by such amount.

2. Interest rate and exchange rate derivative instruments

Interest rate and exchange rate hedging transactions for an amount equivalent to 1.440 billion euros were conducted, of which 230 million correspond to transactions with BBVA.

Derivative transactions were awarded through competitive biddings among financial institutions of proven solvency.

3. Surplus deposits and drawdowns under credit lines

Drawdowns under checking account overdraft and credit facilities amounted to a daily average amount equivalent to 400 million euros, of which 54 million euros corresponded to BBVA.

In addition, treasury surpluses for an average daily amount equivalent to 48 million euros were deposited, and the transactions with BBVA accounted for 25% of such amount.

These transactions are conducted daily in order to regulate the liquidity of the Group by previously requesting quotations from about 20 financial institutions.

4. Capital Market Transactions

On June 1, BBVA acted as placement agent of a private issuance of bonds made by Iberdrola Finanzas, S.A. and guaranteed by Iberdrola, S.A. in the amount of 60 million euros. In addition, on June 22, Iberdrola Finanzas, S.A. made a public issuance of bonds in the Euromarket with the guarantee of Iberdrola, S.A. in the amount of 500 million euros, placed through 8 entities, in which BBVA acted as Manager and Underwriter together with three other prime entities. On September 30, such issuance was enlarged by the amount of 250 million euros, in which only the Managers and Underwriters of the original issuance participated (BBVA together with three other prime entities).

In short-term capital markets, notes have been issued in the amount of 742 million euros, of which BBVA placed 34% and BBK placed 5%. In addition, and supplementing the domestic notes program,

Iberdrola International BV has issued, with the guarantee of Iberdrola, S.A., 1.853 billion euros, of which 5 million euros were placed through BBVA.

5. Purchase and sale of shares

Transactions have been carried out through BBVA for a consideration of 296 million euros.

6. Guarantees and suretyships

BBVA has issued bank guarantees in favor of companies belonging to the Iberdrola Group in the amount of 86 million euros.

7. Purchase and sale of foreign currency

Transactions for a consideration of 1.324 billion euros have been carried out, of which 42% have been made with BBVA.

8. Equity derivatives

Equity and treasury stock derivatives have been contracted with BBVA in the amount of 169 million euros.

Section C.2

In addition to the compensation accrued during the fiscal year, Executive Directors and Senior-Management members have received an achievement bonus accrued on a multi-annual basis in the amount of 7,116.74 thousand euros, of which 5,836.37 thousand euros have been paid by Iberdrola, S.A. and the remaining 1,280.37 thousand euros have been paid by other companies within the Group.

Also included are transactions made with Corporación Eólica CESA, S.L., in which Director Juan Luis Arregui Ciársolo was Chairman of the Board during 2005, as well as with the Turkish company DAS Engineering & Energy Investments Inc., in which a brother of Director Lucas María de Oriol López-Montenegro was a member of the Board at the time of execution with the Company of a services agreement for the development of energy business in Turkey. In all cases, they are transactions carried out in the ordinary course of business, made under arm's length conditions, and in respect of which no information is needed in order to accurately reflect the financial situation and the results of operations of the Company.

Section C.3

Transactions made with subsidiaries and affiliated companies that have not been terminated in the consolidation process are in the ordinary course of the Company's business, carried out under arm's length conditions and of little significance to accurately reflect the financial situation and results of operations of the Company.

In addition to intra-group transactions, also included are the fees paid by Iberdrola to the Asociación Española de la Industria Eléctrica (UNESA).

Section E.7

Regarding the data on proxy-voting and distance voting at the General Shareholders' Meeting held on March 18, 2005, 3,695 shares voted and another 6,745 carried out the formalities for proxy-voting by electronic means, by using the procedure established for such purpose on the Company's website, www.iberdrola.com. In addition, a total of 229,229 shares cast their vote and another 935,961 carried out the formalities for proxy-voting by mail.

This annual corporate governance report was approved by the Board of Directors of the company at the meeting held on february 22, 2006.

Indicate the Directors that voted against the approval or that abstained from voting in connection with the approval of this Report.

IBERDROLA



GENERAL SHAREHOLDERS' MEETING 2006

In compliance with the legal and by-laws provisions in effect, and pursuant to the provisions of the Regulations for the General Shareholders' Meeting, the Board of Directors of IBERDROLA, S.A. has resolved to call its shareholders to an ordinary General Shareholders' Meeting, to be held in Bilbao, at Palacio Euskalduna (Avenida Abandoibarra, número 4), at 11:30 AM on March 29, 2006, upon first call, or in the event that the required quorum is not met, the next day, on March 30, 2006, at the same place and time, upon second call, in order to deliberate and decide upon the matters included in the following:

AGENDA

One.- Examination and approval, if applicable:

a).- Of the **individual** Annual Financial Statements (Balance Sheet, Profit and Loss Statement and Notes) of the Company and of the **consolidated** financial statements of the Company and its controlled Companies, for the Fiscal Year ended on December 31, 2005.

b).- Of the **individual** Management Report of the Company and of the **consolidated** Management Report of the Company and its controlled Companies, ended as of December 31, 2005, as well as of the corporate management for such Fiscal Year.

Two.- Allocation of profits/losses and distribution of dividends for the Fiscal Year ended on December 31, 2005.

Three.- Amendment of certain articles of the By-Laws and of the Regulations for the General Shareholders' Meeting:

a).- Amendment of Article 19 of the By-Laws and Article 8 of the Regulations for the General Shareholders' Meeting, in order to conform the text of both regulations to the provisions of the First Final Provision of Law 19/2005, of November 14, regarding European companies domiciled in Spain, to the extent it refers to an increase in the period for publication of notice of the call to General Shareholders' Meeting and the introduction of the right of the shareholders to request the publication of a supplement to the notice, including new items on the Agenda.

b).- Amendment of Article 22 of the By-Laws and Article 10 of the Regulations for the General Shareholders' Meeting, in order to eliminate a requirement relating to the minimum number of shares giving the right to attend the General Shareholders' Meeting.

Four.- Authorization to the Board of Directors, pursuant to the provisions of Section 153.1.b) of the Companies Law, so that, within a maximum term of five years, and if it so deems appropriate, it may increase the share capital by up to one-half of the current share capital, on one or more occasions, and at the time and in the amount that it deems appropriate, with an allocation of the power to exclude pre-emptive rights, replacing the text of Article 5 of the By-Laws and depriving of effect the authorization approved at the General Shareholders' Meeting

on June 16, 2001.

Five.- Delegation to the Board of Directors, for a term of five years, of the power to issue: a) bonds or simple debentures or other fixed-income securities of a like nature (other than notes), as well as preferred stock, up to a maximum amount of NINE THOUSAND (9,000) million euros, and b) notes up to a maximum amount, independently of the foregoing, of FOUR THOUSAND (4,000) million euros; and authorization to the Company to guarantee, within the limits set forth above, new issuances of securities by controlled Companies, for which purpose the delegation approved at the General Shareholders' Meeting held on March 18, 2005 is hereby deprived of effect, to the extent of the unused amount.

Six.- Authorization to the Board of Directors for the derivative acquisition of the Company's own shares by the Company itself and/or by its controlled Companies pursuant to the provisions of the Law, for which purpose the authorization granted at the General Shareholders' Meeting held on March 18, 2005 is hereby deprived of effect to the extent of the unused amount. Reduction of share capital and consequent amendment of Article 5 of the By-Laws.

Seven.- Authorization to the Board of Directors to apply for the listing on and delisting from Spanish or foreign organized secondary markets of the shares, debentures or other securities issued or to be issued, and to adopt such resolutions as may be necessary to ensure the continued listing of the shares, debentures or other securities of the Company that may then be outstanding.

Eight.- Authorization to the Board of Directors to create and fund Associations and Foundations pursuant to the applicable legal provisions in effect, with the Board of Directors being empowered to carry out such resolution.

Nine.- Appointment of the Auditor of the Company and its Consolidated Group.

Ten.- Ratification of the appointment of Directors designated on an interim basis since the holding of the last General Shareholders' Meeting:

a).- Ratification of the appointment as **Director** of Mr. Xabier de Irala Estévez, approved by the Board of Directors at its meeting on April 20, 2005.

b).- Ratification of the appointment as **Director** of Mr. Jesús María Cadenato Matía, approved by the Board of Directors at its meeting on April 20, 2005.

Eleven.- Authorization to the Board of Directors of the Company, to the fullest possible extent, for the full development and execution of the foregoing resolutions, expressly including the power to interpret, remedy and complete such resolutions and have them evidenced in the form of public instruments, and obtain the appropriate registrations thereof, as well as the right to delegate the powers granted by the shareholders acting at the General Shareholders' Meeting.

1.- Right to include items in the Agenda.

Shareholders representing at least five percent of the share capital may request the publication of a supplement to the call of the General Shareholders' Meeting including one or more items in the Agenda. The exercise of this right must be made by duly authenticated notice -addressed to the attention of the Secretary of the Board of Directors- that must be received at the company's registered address within five days of the publication of this call to meeting.

The notice must evidence the individual or corporate name of the requesting shareholder(s), and

shall be accompanied by appropriate documentation -copy of the attendance card or validation certificate- evidencing the status thereof as shareholders, in order to compare this information with the information provided by the Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A. (IBERCLEAR).

The supplement to the call to meeting shall be published at least fifteen (15) days prior to the date indicated for the holding of the Meeting on first call.

II.- Right to attend the Meeting.

Shareholders may attend the General Shareholders' Meeting, with the right to be heard and to vote, if, five days prior to the date on which the Meeting is to take place, they hold, either individually or in combination with other shareholders, 100 or more shares registered in their name in the corresponding book-entry registry, which circumstance must be evidenced by means of the appropriate attendance card or validation certificate issued by the entity or entities in charge of the book-entry registry, or in any other form allowed by applicable legislation.

For purposes of verifying the identity of shareholders or those who validly represent them, attendees may be asked for evidence of their identity by means of the presentation of a National Identity Document or any other official document generally accepted for these purposes, along with presentation of an attendance card.

III.- Proxy rights and distance proxy-granting.

A) Proxy rights.

Pursuant to the provisions of Article 23 of the By-Laws and Article 11 of the Regulations for the General Shareholders' Meeting, all shareholders who have the right to attend the meeting may grant proxy representation to another shareholder by granting a written proxy or by means of postal or electronic correspondence.

Proxy representation to attend the General Shareholders' Meeting may be granted by using the following formula, if applicable: "I hereby grant my proxy for this General Shareholders' Meeting to the shareholder .... or, absent express appointment, to the Chairman of the Board of Directors of the Company, who shall vote in favor of the proposals included in the Agenda and such others as may validly be submitted, unless voting instructions are indicated in the table below.- In the event that the representative is subject to a conflict of interest when voting on one of the items to be submitted to the shareholders at the General Shareholders' Meeting, I hereby authorize such representative to appoint a third shareholder to exercise the proxy."

The grant of the proxy must be executed and signed by the shareholder, and the corresponding attendance and proxy-granting card must be signed for such purpose. The proxy must be accepted by the shareholder acting as proxy-holder, without whose acceptance the proxy may not be exercised. For such purpose, the representative shall also sign the attendance card.

Shareholders to whom a proxy is granted must exercise the proxy by personally attending the General Shareholders' Meeting and delivering the attendance and proxy card at the shareholders' admittance desks, at the place and on the date specified for the holding of the General Shareholders' Meeting and starting one hour before the time set for the beginning of the meeting.

In addition, the attendance and proxy cards may be delivered, on the days prior to the Meeting, at

such offices of the Company as will in due course be announced in daily newspapers.

In such terms as provided for in the By-Laws and the Regulations for the General Shareholders' Meeting, the Chairman and the Secretary of the General Shareholders' Meeting shall have the fullest powers, to the extent permitted by Law, to admit the validity of the document evidencing the proxy.

B) Proxy granted by postal correspondence.

Attendance and proxy cards – duly executed and signed as provided under section A) above – may be sent to IBERDROLA , S.A. by mail addressed to the Company at Apartado de Correos número 1.113, Bilbao, 48080.

Shareholders who grant a proxy by postal correspondence must notify the shareholder appointed as representative of the proxy granted thereto.

A proxy granted by postal correspondence must be accepted by the representative. For such purpose, the representative must sign the attendance and proxy card, a copy of which shall be kept for submission and delivery thereof at the shareholders' admittance desks, at the place and on the date specified for the holding of the General Shareholders' Meeting. Therefore, the shareholder to whom a proxy is granted by postal correspondence must exercise the proxy by personally attending the Meeting.

C) Proxy granted by means of electronic communication.

Shareholders having the right to attend may also grant a proxy to another shareholder by means of electronic correspondence issued with their recognized electronic signature based upon an electronic certificate recognized and issued by the Royal Spanish Mint ["Fábrica Nacional de Moneda y Timbre"] and in respect of which no revocation has been recorded.

The proxy shall be granted by means of a communication addressed to the Company through its website (www.iberdrola.com), in which there shall be set forth the identity of both the shareholder holding the proxy and the shareholder granting the proxy, specifying the number of shares held by the latter, the securities account in which the shares are deposited, and such other details as are specified in the website, as well as the voting instructions, if any, that the shareholder may wish to give to the representative.

A proxy granted by means of electronic communication may be granted only once.

Shareholders who grant a proxy by electronic correspondence must notify the shareholder designated as representative of the proxy granted thereto.

The representative must accept the proxy by signing for such purpose the attendance card or the printout of the electronic document that the shareholder shall execute through the Company's website, for submission and delivery thereof at the shareholders' admittance desks, at the place and on the date specified for the holding of the General Shareholders' Meeting. Therefore, the shareholder to whom a proxy is granted by electronic correspondence must exercise the proxy by personally attending the Meeting.

D) Deadline for receipt by the Company.

Pursuant to the provisions of Articles 23 and 28 of the By-Laws and Article 11 of the

Regulations for the General Shareholders' Meeting, in order to be valid, a proxy granted by postal correspondence or by means of electronic communication must be received by the Company before midnight on the day immediately prior to the date provided for the holding upon first call of the General Shareholders' Meeting, i.e., before midnight on March 28, 2006. Otherwise, the proxy shall be deemed not to have been granted.

After the aforementioned deadline, only proxies granted in writing by means of attendance cards or validation certificates submitted at the shareholders' admittance desks, at the place and on the date specified for the holding of the General Shareholders' Meeting and starting one hour before the time set for the beginning of the meeting, shall be allowed.

E) Proxies granted to members of the Board of Directors.

When the proxy is granted by postal or electronic correspondence to a member of the Board of Directors of the Company in his or her capacity as shareholder, the notification of the proxy to the representative shall be deemed to be effected upon receipt by the Company of the postal or electronic correspondence setting forth such proxy.

In addition, all the members of the Board of Directors have stated their personal decision to assume and carry out all such proxies as may individually be granted to them in their capacity as shareholders, and the Board of Directors has unanimously resolved to record in the Minutes such unanimous personal decision of the shareholders who make up the full body of the Board of Directors of the Company. Therefore, there will be no need for the members of the Board to individually record their acceptance, with their signature, on the attendance and proxy cards setting forth the proxies granted to them.

IV.- Distance voting.

Pursuant to the provisions of Article 28 of the By-Laws and Article 32 of the Regulations for the General Shareholders' Meeting, shareholders having the right to attend the meeting and to vote may cast their vote regarding the proposals relating to the items on the Agenda by mail or by electronic communication.

A) Mail voting.

In order to cast their vote by mail, shareholders must execute and sign the attendance, proxy and voting card issued by the entity or entities in charge of the book-entry registry, in which they shall set forth the direction of their vote (for or against), abstention or blank vote, by crossing the appropriate box.

The card, duly executed and signed, may be sent to IBERDROLA, S.A. by mail addressed to: Apartado de Correos número 1.113, Bilbao, 48080.

B) Voting by means of electronic communication.

Shareholders may also cast their vote by means of electronic correspondence authorized with their electronic signature, recognized upon the same terms as set forth in section III.C) above in connection with proxy-granting. The vote shall be cast by means of a communication addressed to the Company through its website (www.iberdrola.com) in which, in addition to providing their identity, shareholders shall provide a record of the number of shares held, the securities account in which the shares are deposited, and other details specified in the aforementioned website.

C) Deadline for receipt by the Company.

Pursuant to the provisions of Article 28 of the By-Laws and Article 32 of the Regulations for the General Shareholders' Meeting, in order to be valid, a vote cast by mail or by means of electronic communication must be received by the Company before midnight on the day immediately prior to the date provided for the holding upon first call of the General Shareholders' Meeting, i.e., before midnight on March 28, 2006. Otherwise, the vote shall be deemed not to have been cast.

Before the above-mentioned deadline, shareholders may, by logging onto the website and using their recognized electronic signature under the terms set forth in sub-section III.C) above, amend, view or cancel the vote previously cast, by following the instructions specified in the website for such purpose.

After the aforementioned deadline, only such votes as are cast in person at the General Shareholders' Meeting by the shareholder itself or by such other shareholder as validly represents it shall be allowed.

D) Presence at the Meeting of shareholders who cast their vote from a distance.

Shareholders who vote from a distance, either by postal or electronic correspondence, shall be deemed to be present for purposes of the establishment of a quorum at the General Shareholders' Meeting.

V. Provisions common to proxy-granting and voting from a distance.

A) Validity of the electronic document as a copy of the attendance and proxy-granting card.

The Board of Directors, in the exercise of the power conferred upon it by Articles 23 and 28 of the By-Laws and Articles 9, 11 and 32 of the Regulations for the General Shareholders' Meeting, has resolved that the electronic document to be executed by shareholders through the Company's website and authorized with their recognized electronic signature under the terms set forth in sub-section III.C) above shall be deemed, for purposes of compliance with the provisions of Articles 11.2.b) and 32.1 of the Regulations for the General Shareholders' Meeting regarding proxy-granting and the casting of votes by electronic communication, as an unalterable electronic copy of the attendance and proxy card.

B) Comparison of information.

The validity of the proxy granted and of the vote issued by electronic communication is subject to verification of the shareholder's status as holder of 100 or more shares per the card file provided by Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A. (IBERCLEAR). In the event of a discrepancy between the number of shares disclosed by the shareholder granting a proxy or casting a vote by electronic communication and the number of shares recorded in the book-entry registries and communicated by IBERCLEAR, the number of shares reported by such entity shall be deemed valid for purposes of the establishment of a quorum and the vote.

C) Voting instructions.

Shareholders who grant a proxy by means of postal or electronic communication and fail to mark

any or all of the boxes intended to give voting instructions regarding the items on the Agenda, shall be deemed to have voted in favor of the respective proposals made by the Board of Directors.

Likewise, shareholders who cast their vote by means of postal or electronic communication and fail to mark any or all of the boxes intended to indicate the vote regarding the items on the Agenda, shall be deemed to have voted in favor of the respective proposals made by the Board of Directors.

D) Revocation of proxies and votes cast from a distance.

Proxy representation granted by postal or electronic correspondence may be deprived of effect by express subsequent revocation by the shareholder effected by the same means used to grant the proxy and before the deadline specified to grant such proxy, or by the shareholder's attendance in person at the General Shareholders' Meeting.

Votes cast from a distance, by means of both postal and electronic communication, shall be deprived of effect in the event of express subsequent revocation by the shareholder, effected by the same means used to cast the vote and before the deadline specified to cast such vote, or in the event of personal attendance at the General Shareholders' Meeting by the shareholder that voted from a distance, or in the event of attendance by the shareholder's representative.

E) Rules of priority among proxy-granting, distance voting and personal attendance at the Meeting.

• Personal attendance at the General Shareholders' Meeting by the shareholder granting the proxy shall have the effect of revoking the proxy, whatever the manner in which such proxy has been granted, or the vote cast from a distance.

• In addition, personal attendance at the Meeting by the representative, whatever the manner in which the proxy has been granted, shall render ineffective the vote cast from a distance by postal correspondence or electronic communication.

• In the event that a shareholder validly grants a proxy by electronic communication and, in addition, also grants it by means of a printed attendance card issued by the entity or entities in charge of the book-entry registry, the latter shall prevail vis-à-vis the proxy granted by electronic communication, regardless of the respective dates of issuance thereof.

• Likewise, in the event that a shareholder validly casts a vote by electronic communication and, in addition, also casts a vote by postal correspondence, the latter shall prevail vis-à-vis the vote cast by electronic communication, regardless of the respective dates of issuance thereof.

F) Proxies and voting in the event of a supplement to the call to meeting.

If, as a result of the exercise to include new items in the Agenda held by shareholders representing at least five percent of the share capital, a supplement to this call to meeting is published, shareholders who have granted a proxy or cast their vote prior to the publication of the supplement may:

(i) grant a new proxy with corresponding voting instructions, or cast a new vote, regarding all of the items of the Agenda (including the initial items as well as the new items included via the supplement), in which case the previous proxy granted or vote cast shall be deemed to be

revoked and without any effect; or

(ii) supplement the corresponding voting instructions to the initially designated representative (without being able to designate any other), or cast a vote only with respect to the new items in the Agenda included via the supplement, all in accordance with the procedures and methods mentioned in the preceding sub-sections and by the same means used in the initial proxy granted or vote cast.

In the event that a shareholder has cast the shareholder's distance vote prior to the publication of the supplement and does not take any of the actions contemplated in sub-sections (i) and (ii) above, it shall be deemed that the shareholder abstains with respect to such new items. The same rule shall apply with respect to shareholders who have granted their proxy to Directors of the Company, to the extent that they are shareholders thereof and do not take any of the actions contemplated in sub-sections (i) and (ii) above.

G) Other provisions.

Shareholders shall be solely responsible for the custody of their electronic signatures.

The Company reserves the right to alter, suspend, terminate or restrict the mechanisms for electronic voting and proxy-granting when so required upon technical or security grounds.

The Company shall not be liable for any damage that shareholders may sustain as a result of failures, overloads, downtime, failed connections or any other event of the same or a similar nature, beyond the Company's control, which prevent the use of the mechanisms for electronic voting and proxy-granting.

Shareholders not residing in Spain may contact the Investor Relations Division at telephone number (34) 91 784 28 04 and fax number (34) 91 784 20 64, which may adopt, if appropriate, such measures as may be required to adjust the mechanisms for distance voting and proxy-granting to the special circumstances of such shareholders.

VI.- Right to receive information.

A) Documents made available to the shareholders.

Pursuant to the applicable legal provisions in effect, it is put on record that all the shareholders have the right to examine the following documents at the registered office, or to request the delivery or forwarding thereof, free of charge, and which documents are also available to the shareholders in the Company's website (www.iberdrola.com):

- Full text of the **individual** Annual Financial Statements (Balance Sheet, Profit and Loss Statement and Notes) and Management Report and of the **consolidated** financial statements and Management Report of the Company and its controlled Companies for Fiscal Year 2005, as well as the relevant **proposed resolutions** and the respective Auditor's Reports (Item One on the Agenda).

- Full text of the **proposed resolution** for allocation of profits/losses and distribution of dividends (Item Two on the Agenda).

- Directors' **Report** on the **proposed amendment** to Articles 19 and 22 of the By-Laws, and full text of the amendment to such article, as well as the corresponding Articles 8 and 10 of the

Regulations for the General Shareholders' Meeting (Item Three on the Agenda).

- Full text of the Directors' **Report** regarding the **proposed resolution** on authorized capital (Item Four on the Agenda).

- Full text and Directors' **Report** on the **proposed resolution** for delegation to the Board of Directors of powers to issue simple bonds or debentures, notes and other fixed-income securities, as well as preferred stock, and authorization to guarantee issuances of securities by controlled Companies (Item Five on the Agenda).

- Full text and Directors' **Report** on the **proposed resolution** to authorize the Board of Directors to effect a derivative acquisition of shares, and the proposed resolution to reduce the share capital and consequently amend Article 5 of the By-Laws (Item Six on the Agenda).

- Full text of the **proposed resolution** to authorize the Board of Directors to apply for the listing on and delisting from secondary markets of securities issued or to be issued (Item Seven on the Agenda).

- Full text of the **proposed resolution** to authorize the Board of Directors to create and fund Associations and Foundations (Item Eight on the Agenda).

- Full text of the **proposed resolution** to appoint the Auditor (Item Nine on the Agenda).

- Full text of the **proposed resolutions** regarding the ratification of Directors, which includes a detailed list of the Directors proposed to be ratified, as well as **resumes** of each of the Directors (Item Ten on the Agenda).

- Full text of the **proposed resolution** to authorize the Board of Directors to fully develop and carry out the resolutions adopted at the Meeting (Item Eleven on the Agenda).

- Literal certification of the **resolution** adopted by the Board of Directors at its February 22, 2006 meeting, whereby the provisions regarding the right to receive information prior to the General Shareholders' Meeting, proxy-granting and distance voting are further developed, in the exercise of the powers contemplated in Articles 23 and 28 of the By-Laws and Articles 9, 11 and 32 of the Regulations for the General Shareholders' Meeting.

- Annual Corporate Governance Report for Fiscal Year 2005, approved by the Board of Directors at its February 22, 2006 meeting.

- Annual report of activities of the Audit and Compliance Committee for Fiscal Year 2005.

B) Exercise of the right to receive information prior to the General Shareholders' Meeting.

Pursuant to the provisions of Article 9 of the Regulations for the General Shareholders' Meeting, from the publication of notice of this call to General Shareholders' Meeting through and including the seventh day prior to the date provided for the first call to meeting (i.e., until midnight on March 22, 2006), the shareholders may request in writing such reports or clarifications that they deem are required, or ask written questions that they deem pertinent, regarding the matters contained in the Agenda. In addition, upon the same prior notice and in the same manner, the shareholders may request reports or clarifications or ask written questions regarding information accessible to the public which has been provided by the Company to the National Securities Market Commission since the holding of the last General Shareholders'

Meeting.

The written requests for information shall include the first and last names of the requesting shareholder, who shall attach thereto the appropriate document – a copy of the attendance card or validation certificate – evidencing its shareholder status, in order for such information to be checked against the information provided by Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A. (IBERCLEAR).

These requests for information – addressed to the attention of the Investor Relations Division – may be made by delivering the request at the Company's registered office or by sending it to the Company by postal correspondence addressed to Apartado de Correos número 1.113, Bilbao, 48080, or by electronic correspondence issued by the shareholder with its recognized electronic signature, based upon an electronic certificate recognized and issued by the Royal Spanish Mint [Fábrica Nacional de Moneda y Timbre], in respect of which no revocation is recorded, addressed to the Company through its website (www.iberdrola.com). In all cases, shareholder requests for information – made in writing or by electronic communication – must include the shareholder's first and last names, the number of shares held, the securities account in which the shares are deposited and such other details as are specified in the Company's website in order for such information to be checked against the information provided by Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A. (IBERCLEAR).

The Company's website provides detailed relevant explanations regarding the exercise of the shareholders' right to receive information.

VII.- Participation of a Notary in the General Shareholders' Meeting.

Pursuant to the provisions of Section 114 of the Companies Law, the Board of Directors will request a Notary from the Association of Notaries of Bilbao to be present at the General Shareholders' Meeting and to take the Minutes thereof.

VIII.- Other information of interest to the shareholders:

- Although this notice contemplates two different calls pursuant to the Consolidated Text of the Companies Law, the Board of Directors kindly reminds the shareholders, in order to save them unnecessary inconvenience, that it is normally impossible to meet the quorum required by the above-mentioned Law upon first call, and therefore, in all likelihood the General Shareholders' Meeting shall be held upon second call, at 11:30 AM on March 30, 2006, at Palacio Euskalduna (Avenida Abandoibarra, número 4, Bilbao).

- For the sake of the shareholders' convenience and in order to avoid crowding the entrance to the premises where the General Shareholders' Meeting will be held, the documents will also be delivered, during the days prior to the Meeting, at such offices of the Company as will in due course be announced in daily newspapers.

- All the information and documents relating to the General Shareholders' Meeting are also available to the shareholders on the Company's website "www.iberdrola.com".

All personal data submitted by the shareholders for the exercise or delegation of their rights of attendance and vote at the General Shareholders' Meeting shall be used by the Company for these sole purposes, and the rights of access, rectification, deletion and opposition may be exercised when they are legally admissible.

Pursuant to the provisions of Royal Decree 2288/1977, of August 5, the Board of Directors has received advice from the Corporate Counsel for purposes of the provisions of Section 1 thereof in connection with this Notice.

Bilbao, on February 22, 2006

The Secretary of the Board of Directors.

[Logo]
IBERDROLA

Bilbao, February 27, 2006

NATIONAL SECURITIES MARKET COMMISSION
To the attention of Mr. Antonio Mas Sirvent
Director of the Market Area
Pº de la Castellana, 19
28046 Madrid

Dear Sirs:

Please find attached the amended text of the Resolution relating to Item Nine on the Agenda for the General Shareholders' Meeting of this Company, which replaces the text sent on February 23.

The previous text contained a typographical error in the fifth line of the second paragraph, which read *"at the principal [international audit] firms ..." ["en las principales firmas ..."]* whereas the correct text is *"among the principal [international audit] firms ..." ["entre las principales firmas ..."]*.

Sincerely,

IBERDROLA, S.A.
The General Secretary & Secretary of the Board of Directors

Federico San Sebastián

ITEM NINE ON THE AGENDA

Appointment of the Auditor of the Company and its Consolidated Group.

RESOLUTION RELATING TO ITEM NINE

To appoint the company "ERNST & YOUNG, S.L." as the Auditor of the Company and its consolidated Group, which Auditor shall perform the auditing for a period of 3 years, pursuant to Section 8.4 of Law 19/1988, of July 12, on Auditing of Financial Statements, for the annual financial statements for fiscal years 2006, 2007 and 2008, the Board of Directors being granted the power, which it may delegate to the Executive Committee for such purpose, to execute the corresponding contract for the provision of services, subject to such terms and conditions as it deems appropriate, and also being empowered to make any pertinent amendments thereto pursuant to legislation applicable at any time.

This resolution is adopted at the proposal of the Board of Directors, after a favorable report from the Audit and Compliance Committee issued in accordance with the provisions of the Eighteenth Additional Provision of the Securities Market Law and Article 44.2.b) of the By-Laws and after the conduct of an audit competition among the principal international audit firms within the framework of the "Auditor Hiring Policy of the Iberdrola Group" approved by the aforementioned Committee on November 23, 2005.

It is noted for the record that "ERNST & YOUNG, S.L." has its registered address in Madrid, at Plaza Pablo Ruiz Picasso, No. 1, having Tax I.D. No. B-78970506. It is registered with the Commercial Registry of Madrid at Volume 12749, Book 0, Folio 215, Section 8, Page M-23123, Entry 116, and with the Official Registry of Auditors (*Registro Oficial de Auditores de Cuentas*) (ROAC) under number S0530.



Málaga, March 7, 2006

Dear Sir,

Through this communication, I inform the National Energy Comission that Unicaja has increased its stake in Iberdrola to 1.5% of its capital share, after making consecutive purchases in the Stock Exchange.

Yours sincerely,

Antonio López López
Investment Banking Director

We are pleased to inform you that the Annual Shareholders Meeting held today approved, with a favorable vote by more than two-thirds of the capital present and represented, all of the items included on the agenda announced on Feb. 22 of this year, and whose documentation, made available to shareholders, was sent to you on Feb. 23.

Sincerely,

IBERDROLA, S.A.

Madrid, 26 April 2006

NATIONAL SECURITIES MARKET COMISSION
Att: Mr. Antonio Mas Sirvent
Director of Markets Area
P° de la Castellana, 19
28046 Madrid

Dear Sirs,

We are pleased to inform you that the Board of Directors of this company, at its meeting held on the date hereof, has unanimously adopted the following resolutions:

1. To accept the resignations from their post as Directors, effective as of today, submitted by the following members: Mr. IÑIGO DE ORIOL YBARRA, Mr. JOSE ANTONIO GARRIDO MARTINEZ, Mr. JAVIER HERRERO SORRIQUETA and Mr. IGNACIO DE PINEDO CABEZUDO.

2. To execute and carry out the resolution adopted by the Board of Directors at its meeting held on 20 April 2005, which was reported to the National Securities Market Commission *[Comisión Nacional del Mercado de Valores]* (CNMV) on the date thereof under Registration number 2005 035264, whereby Mr. JOSÉ IGNACIO SÁNCHEZ GALÁN was appointed Chairman of the Board of Directors to replace Mr. IÑIGO DE ORIOL YBARRA as Chairman, maintaining his position as Chief Executive Officer but relinquishing the position of Vice-Chairman, all of which he accepts.

3. To execute and carry out the resolution referred to in paragraph 2 above, whereby it was resolved that, upon the occurrence of a vacancy, and subject to approval or ratification of the shareholders at the next General Shareholders' Meeting, there would be an interim appointment of the individual shareholder Mr. IÑIGO VÍCTOR DE ORIOL IBARRA as a Member of the Board of Directors, with the classification "Other External Director," and who accepts the position.

4. To execute and carry out the resolution adopted by the Board of Directors at the meeting held on 22 June 2005, which was reported to the CNMV on the date thereof under Registration number 2005 066734, whereby it was resolved that the Director Mr. XABIER DE IRALA ESTÉVEZ, in his capacity as Chairman of BBK, a stable reference shareholder of IBERDROLA, would fill the next vacancy to occur on the Executive Committee of the Board of Directors. Therefore, given that vacancies have occurred on the Executive Committee due to the resignation of the members referenced in paragraph 1 above, Mr. XABIER DE IRALA ESTÉVEZ is appointed as a member of the Executive Committee. He accepts the position and resigns as a member of the Audit and Compliance Committee.

All of which we hereby communicate to this National Commission for all pertinent purposes. As always, we are at your disposal for any clarification or explanation that may be required.

Yours faithfully,

Federico San Sebastián



NET PROFIT UP 16.3%
TO 403.2 MILLION EUROS

Investments in Wind Energy and International Business Driving Growth

Record in quarterly production (23,143 GhW; +8.2%), while CO_2 emissions in Spain reduce 12.5%

- The production of combined cycles and wind energy in Spain up to 2,253 GWh (+27.3%) surpassing for the first time the hydro production.
- In Spain, CO_2 emissions dropped by 12.5%, reaching 62% of production free of emissions.
- In Mexico and Brazil production increases 17.5% over Q1 2005.

Gross Operating Profit (EBITDA) grows 21.3% to reach 1,056.6 million euros

- Wind Energy and International, drivers of growth, represent 30.7% of total EBITDA vs. 22.1% in Q1 2005
  - The Wind Energy Business registers an EBITDA of 182.7 million euros.
  - The EBITDA of International Business reaches 142.1 million euros.

Strategic Plan

- The Strategic Plan 2007-2011 will be launched in Q4 2006.
- New goal for Wind Energies for 2011: 10,000 MW in operation, 25% of which pertains to international investment developments.

Corporate Governance

- Ignacio Galán, in execution of the resolution adopted a year ago by the Board of Directors, replaces Iñigo de Oriol as Chairman of IBERDROLA Group.
- The General Shareholders' Meeting held this past 30 March, approved an increase of 15.2% in the dividend charged to year 2005, reaching 0.885 euro per share.

Regulation

- ROYAL DECREE-LAW 3/2006, which amends the mechanism for matching offers in the wholesale market setting a provisional energy price of Eur 42.35 MWh. In addition, the value of CO_2 allowances allocated will be subtracted.

IBERDROLA

First quarter results 2006

Quarterly report





Basic figures for the businesses

Operating Data		Q1 2006	Q1 2005	%
Net production	**GWh**	**23,143**	**21,393**	**8.2**
Gas combined cycle	GWh	9,097	7,153	27.2
Wind energy and Mini-hydroelectric	GWh	2,253	1,770	27.3
Hydroelectric	GWh	2,382	2,373	0.4
Nuclear	GWh	6,662	6,443	3.4
Fuel-oil	GWh	557	1,201	-53.6
Coal	GWh	1,696	1,981	-14.4
Cogeneration	GWh	496	472	5.1
Installed capacity	**MW**	**27,895**	**25,891**	**7.7**
Gas combined cycle	MW	6,897	5,684	21.3
Wind energy and Mini-hydroelectric	MW	3,914	3,261	20.0
Hydroelectric	MW	9,118	9,083	0.4
Nuclear	MW	3,344	3,335	0.3
Fuel-oil	MW	2,889	2,888	0.0
Coal	MW	1,253	1,247	0.5
Cogeneration	MW	480	393	22.1
Energy distributed	**GWh**	**33,003**	**31,881**	**3.5**
Costumers - supply points under management	**No. (mil.)**	**17.9**	**17.3**	**3.5**
Employees	**No.**	**17,514**	**16,631**	**5.3**



Operating Data		Q1 2006	Q1 2005	%
Spain				
Net production	**GWh**	**17,756**	**16,808**	**5.6**
Gas combined cycle	GWh	4,062	2,879	41.1
Wind energy and Mini-hydroelectric (1)	GWh	2,253	1,770	27.3
Hydroelectric	GWh	2,152	2,157	-0.2
Nuclear	GWh	6,662	6,443	3.4
Fuel-oil	GWh	557	1,201	-53.6
Coal	GWh	1,696	1,981	-14.4
Cogeneration	GWh	374	377	-0.8
Installed capacity	**MW**	**24,606**	**22,602**	**8.9**
Gas combined cycle	MW	4,000	2,800	42.9
Wind energy and Mini-hydroelectric (1)	MW	3,914	3,261	20.0
Hydroelectric	MW	8,819	8,776	0.5
Nuclear	MW	3,344	3,335	0.3
Fuel-oil	MW	2,889	2,888	0.0
Coal	MW	1,253	1,247	0.5
Cogeneration	MW	387	295	31.2
Energy distributed	**GWh**	**26,173**	**25,361**	**3.2**
Regulated market	GWh	19,503	15,896	22.7
Sales	GWh	6,670	9,465	-29.5
Gas supplies	**GWh**	**15,466**	**14,157**	**9.2**
Costumers	GWh	6,008	7,785	-22.8
Gas combined cycle	GWh	9,458	6,372	48.4
Costumers- supply points under management	**No. (mil.)**	**9.7**	**9.6**	**1.0**
Gas market share (total)	**%**	**13.8%**	**11.4%**	**21.1**
Latin America				
Production	**GWh**	**5,387**	**4,585**	**17.5**
Gas combined cycle	GWh	5,035	4,274	17.8
Hydroelectric	GWh	230	216	6.5
Cogeneration	GWh	122	95	28.4
Installed capacity	**MW**	**3,289**	**3,289**	**-**
Gas combined cycle	MW	2,897	2,897	-
Hydroelectric	MW	299	299	-
Cogeneration	MW	93	93	-
Energy distributed (under management)	**GWh**	**6,830**	**6,520**	**4.8**
Costumers - supply points under management	**No. (mil.)**	**8.2**	**7.7**	**3.9**

Note: Installed capacity, production, and number of employees according to consolidation criterion.

(1) Includes 316 MW of international installed capacity, with 151 GWh production



Market data		Q1 2006	Q1 2005
Market Capitalization (03/31)	Million €	24,017	18,193
Earnings per share (quarter)	€	0.45	0.38
Net operating cash flow per share (quarter)	€	0.74	0.63
PER	Times	16.7	14.7
Price /Book Value (Capitalisation to NBV at end of period)	Times	2.53	2.11

Economic-financial data

Income Statement		Q1 2006	Q1 2005
Net Sales	Million €	2,978.4	2,740.0
EBITDA	Million €	1,056.6	871.2
Earnings Before Interest and Tax (EBIT)	Million €	788.4	633.3
Net Profit	Million €	403.2	346.6
Net operating expenses/Gross margin	%	26.2	27.9

Balance Sheet		Q1 2006	FY 2005
Total assets	Million €	31,712	30,479
Shareholders' equity	Million €	9,486	9,415
Net financial debt (1)	Million €	13,031	12,211
ROE	%	15.9	14.5
Financial Leverage (Net Debt/Net Debt + FL) (2)	%	57.9	56.5
Debt /equity ratio	Times	1.37	1.30

(1) Includes the amounts corresponding to the tariff insufficiency: 1,259 million euros at December 2005 and 1,583 million euros at March 2006.

(2) Net Debt / Net Debt + Equity. Includes the financing of the tariff insufficiency. If this is not included, the leverage in December 2005 will be 53.8% and in Q1 2006, 54.7%


IBERDROLA

Highlights

- First quarter of 2006 was characterized by the contribution from new investments in combined cycles and wind energy, that enabled IBERDROLA to reach a record increase in production to 23,143 gwh (+8.2%). In Spain the growth reached 5.6%, reducing emissions by 12.5%. Other figures reached were the following:

  - Production increase 41.1% from combined cycle in Spain reaching 4,062 gwh, already representing 22.9% of the production and strengthening as the number two technology in terms of total production volume in Spain, behind nuclear energy.

  - Wind farm production grew 27.3% with a weight of 12.7% in the generation mix for the period, higher than that of hydroelectric energy, reaching 12.1%. Production under the Special Regimen as a whole, including the contribution from cogeneration plants, amounts to 14.8% in Spain.

  - Significant reduction in production from the energy sources that contaminate most, with a decline of 14.4% in production from coal and of 53.6% from fuel-oil.

- Net Operating Profit displayed a significant change both in gross terms (EBITDA +21.3%) as well as in net terms (EBIT +24.5%). The Wind Energy and International businesses, with strong growth in their activity, have been the engines of growth for the Group in the first quarter of 2006:

  - Wind Energy: The EBITDA has increased to 182.7 million euros through a 27.3% increase in production and an increase in Net Sales (+78.4%).

  - International: Growth of 47.3% in terms of the EBITDA, exceeding 142.1 million euros, thanks to the good development of the businesses in Mexico and Brazil. What stands out is the 17.5% increase in production, both from the addition of new capacity as well as from improvements in its availability in the generation business, and the 4.8% in distributed energy. On the other hand, the positive change in the exchange rate for the reference currencies in the period should be mentioned, positively affecting the evolution of business in the area.

- Net Profit reaches 403.2 million euros (+16.3%).

- With respect to Regulation, this past February 24, the Government approved Royal Decree-Law 3/2006 modifying the regiment for placement on the wholesale market and reconsideration of the value of emission rights. It is established in it that "with respect to the settlement of dealings regulated by the National Energy Commission, during the year 2006 the



provisional price to be considered for distributors for energy acquired through the assimilation mechanism described in Part 1 will be the average cost provided for in the 2006 price schedule for energy generated under the normal regimen for the territory on the peninsula, including the costs of the services of power guaranty and adjustment, corresponding to 42.35 €/mwh."

- With respect to aspects of Corporate Governance, it is pointed out that on 26 April Ignacio Galán, up to then Executive Vice President and Chief Executive Officer, in execution of the resolution adopted a year ago by the Board of Directors, replaces Iñigo de Oriol as Chairman of IBERDROLA Group.


IBERDROLA

Development of the Strategic Plan

1. INVESTMENTS IN GENERATION

During the first quarter of 2006 IBERDROLA put 104 MW of additional power on line in relation to what existed at December 2005, reaching 27,895 MW of total installed capacity. The new power put on line pertains entirely to new wind energy facilities. Spain represents 88.2% of the total installed capacity, with 24,606 MW, of which 4,000 MW pertain to combined cycles and 3,914 MW to wind energy and mini-hydroelectric.


Installed Capacity
Group Total (MW)
25,891
+7.7%
27,895
Q1 2005
Q1 2006

In comparative annual terms, the installed capacity at the end of the first quarter of 2006 is 7.7% higher than what existed at the end of the first quarter of 2005. The following is a breakdown of the added amounts achieved in the last 12 months:

Additional capacity (MW)	MW	Facilities put on line in the last 12 months
Combined cycle	1,213	Aceca and Arcos III in Spain
Wind farms	653	New facilities in Spain, Europa and Latin America
Cogeneration	87	New operating facilities in Spain
Traditional generation	51	Recognized capacity increases
Total	2,004	

1.1 SPAIN

- Combined Cycle Plants:

Installed capacity

The **total operating capacity** of IBERDROLA in Combined Cycle Plants in Spain at the end of the first quarter of 2006 reached 4,000 MW corresponding to nine combined cycles. The load factor of the combined cycle plants in the period has been 53.75%, amounting to 64.59% during working days.


Spain combined cycles
capacity installed (MW)
2,800
+42.9%
4,000
Q1 2005
Q1 2006

In comparative annual terms, the installed capacity at combined cycles in Spain ended in March 2006 42.9% higher than what it ended at March 2005, from putting the Aceca and Arcos III combined cycles on line.

- Wind Energy and Mini-hydro

Installed Capacity

At the end of the first quarter of 2006 IBERDROLA's installed capacity reached 3,914 MW (3,598 MW of wind energy and 316 MW of mini-hydro), which strengthens IBERDROLA as worldwide leader in this business. In the first quarter of 2006, 104 MW of additional wind energy capacity was brought on stream, 72.4 MW in Spain and 31.6 MW in International. In comparative annual terms the installed capacity at the end of March 2006 is 20% higher than what existed at the end of March 2005.


Wind Energy installed
capacity and mini-hydro (MW)
3,261
+20%
3,914
Q1 2005
Q1 2006

IBERDROLA envisions exceeding 10,000 MW in installed capacity in the year 2011 after hiking its previous targets, that consisted of reaching 6,200 MW in operating capacity in 2008, 1,200 MW of which pertain to International. The strategy of the Company between 2002 and 2006 focused on developing wind energy, giving priority focus on Spain, as well as on initiating international expansion. In the period of 2007-2011 the development of this technology will be accentuated, both in our country as well as abroad, and others, such as solar, will be promoted.


Installed capacity targets (MW
3,914
6,200
+10,000
Q1 2006
2008e
2011e

With respect to the **installed capacity per geographic area**, the wind farm generation inventory of the Company is now present in twelve independent Spanish communities and in four countries, which are Greece, Portugal, France, and Brazil. In addition, it has projects in an advanced state of development in the United Kingdom, Italy, Poland, Germany, and Mexico. 93.3% of the installed capacity of IBERDROLA in renewable energies is located in Spain, with 3,650 MW. With regard to projects outside of Spain, IBERDROLA already is availed of a total of 267.8 MW in operation: Greece (193.3 MW), Portugal (18 MW), Francia (31.7 MW), and Brazil (24.8 MW). As a whole, 99% of the 3,914 MW of total installed capacity of IBERDROLA is located in Europe.



Operating capacity:

Spain

The new capacity put on line in Spain during the first quarter of 2006 reaches a total of 72.4 MW, corresponding entirely to new facilities put into operation: Luzón Norte (16 MW) and Escalón (18 MW) in Castilla - La Mancha; Tarayuela (20 MW) and Urbel del Castillo (12 MW) in Castilla y León, and Igea-Cornago (6 MW) in La Rioja.

International

The new capacity put on line in the first quarter of 2006 reaches 31.6 MW, corresponding to the new facility put into operation in France, La Butte des Fraus with 12 MW, and the expansion of two facilities that already existed, 18.4 MW has been added to the wind-farm of Rio do Fogo in Brazil and 1.2 MW to the wind-farm of Modi, in Greece.

Portfolio of Projects

IBERDROLA is already availed of a **portfolio of projects** of about 15,500 MW in various states of development both in Spain and in other countries.

MW	In development	Validated resource	Rights of connection to network and under construction
Spain	11,098	5,992	1,817
Wind energy	9,758	5,578	1,686
Small-scale hydroelectric	210	189	111
Solar photovoltaic	720	225	20
Biomass	400		
International (Wind energy)	4,339	3,223	784
Total	**15,437**	**9,215**	**2,601**

- Other sources of renewable energy (other than wind energy)

The technologies of interest to IBERDROLA in this field are basically:

Thermosolar energy

The 2011 target is to reach 250 MW. The present portfolio of projects reaches 605 MW, comprised of a total of 12 projects in promotion located in Seville, Ciudad Real, Madrid, Murcia, Badajoz, Zamora, Albacete, Soria, Teruel and Almería.

Photovoltaic energy

IBERDROLA is availed of a portfolio of 115 MW and has a target for 2011 of having 20/25 MW in Spain. The priority is the development of its own portfolio within the facilities of IBERDROLA for combined cycle and nuclear plants.

Biomass

IBERDROLA is availed of a portfolio of 400 MW and a 2011 target of having 20/40 MW; it will reach by undertaking its projects very selectively, with guaranties of raw material supply on the long term.

R.E. small-scale hydroelectric

IBERDROLA has a 2011 target of 189 MW, availed of a portfolio of projects of 210 MW on the domestic level and 100 MW on the international level.

- Cogeneration

Operating capacity

IBERDROLA is availed of operating capacity in cogeneration plants in Spain of 387 attributable MW, equivalent to a total of 562 MW installed, pertaining to the 28 cogeneration plants in which

IBERDROLA has a stake. IBERDROLA has five liquid manure processing plants, of which the two located in Castilla y León are already in operation. IBERDROLA's commitment to cogeneration is part of its global commitment to reduce CO_2 emissions as a way to comply with the Kyoto Protocol.

Capacity under construction

Since 2005, the liquid manure treatment plants of Fonz and Monzón in Huesca and Fudepor in Murcia have been under construction, with an electrical capacity of 7.4 MW, 14.8 MW and 14.8 MW, respectively. Their placement into operation will take place during 2006. In addition, in 2005 there was the signing of the agreement on forming the company that will promote the construction and operation of the Barcial del Barco Bioethanol Plant in Zamora.

1.2 LATIN AMERICA

Mexico

IBERDROLA has strengthened as the top private producer of electricity in Mexico and number two in this country behind CFE. The Company is already availed of installed capacity in Mexico of 2,696 MW.

Project	Capacity (MW)	Start of Operations
Enertek	120	100% operational
Monterrey	1,037	100% operational
Altamira IV	1,036	100% operational
La Laguna	500	100% operational
Altamira V	1,121	2006
Tamazunchale	1,135	2007
Total	4,949	

The Company is building another two combined cycle plants in this country: Altamira V, at 1,121 MW, which will be put into operation in November of 2006, and Tamazunchale, at 1,135 MW, which will start to operate in June of 2007, the two biggest plants awarded up to now in Mexico.

In the field of wind energy, IBERDROLA is developing promotions in the State of Oaxaca that add up to 150 MW in capacity.

Brazil

In Brazil, IBERDROLA has the 450 MW hydroelectric plant of Itapebí (175 MW attributable to IBERDROLA) and the combined cycle of Termopernambuco, with an installed capacity of 520 MW (203 MW attributable to IBERDROLA). In addition, IBERDROLA has six cogeneration plants (93 MW) for private customers through its subsidiary Energyworks Brazil (100% IBERDROLA).

During the first quarter of 2006, Neoenergía (39% IBERDROLA) was awarded concessions for building, maintaining, and operating the hydroelectric generating plant of Baguari and the mini-hydro plants of Nova Aurora and Goiandira, which add up to a total of 188 MW of installed capacity.

In the wind energy business, as already mentioned, IBERDROLA has put into operation the Rio do Fogo wind farm on line, considered as a Clean Development Mechanism (CDM) project. Located in the State of Rio Grande do Norte (Brazil), its total capacity amounts to 49.3 MW of capacity, 24.8 MW of which are already in operation, after bringing into service an additional 18.4 MW in this quarter.



1.3 Europe

Greece

In the **wind energy business**, IBERDROLA has 193.3 MW of wind energy in operation and 44 MW under construction. IBERDROLA is a strategic partner of Rokas, top promoter and operator of wind farms in Greece, in which it has a 49.9% share. Also in Greece, iberenova will soon acquire 56 MW from Gamesa by means of an agreement signed for such purpose in the month of July.

Portugal

In the **wind energy business**, IBERDROLA has 18 MW in operation in Portugal, pertaining to the Catefica wind farm. In addition to the capacity already operating, IBERDROLA has connection points for 150 MW that will enter into operation in the next two years.

Additionally, IBERDROLA and GAMESA, through the consortium Nuevas Energías Ibéricas (NEI), in which shares are also held by the Portuguese companies lusas Visabeira, Alberto Mesquita, MECI, and Galucho, submitted their application on February 24, for bidding in the distribution of the wind energy capacity in Portugal called by the Portuguese government in 2005. The NEI consortium, which was the first to submit an application in that bidding, includes an ambitious global proposal valuated at some 1,200 million euros: On the one hand, a wind energy project for 1,055 million euros and, on the other, an industrial project that contemplates the construction of five wind generating plants in Portugal involving an investment of 135 million euros. The proposal was analyzed by the Ministerial authorities of Portugal, deciding its admission to the process. At present, the process of evaluation and consultation has started, and a decision in principle is already expected by the second half of the fiscal year.

Other Countries in the European Union

IBERDROLA has various projects in other countries in the EU, basically in the area of wind energy:

- In **Germany**, in **wind energy**, IBERDROLA will have 28 MW in operation by the end of 2006, after the agreement reached with Gamesa. In addition, the Company is developing 54 MW which currently are in various phases of development.

- In **Poland**, IBERDROLA will have 58.5 MW of **wind energy** in operation at the end of 2006 and has a portfolio of 103 MW, which will be developed in the coming years.

- In **France**, in **wind energy**, IBERDROLA has of 31.7 MW in operation and 95 MW in its portfolio of projects. The Company has a strategic interest in the acquisition of rights and farms in an advanced stage of development, or in positioning itself as an investing partner for local promoters. IBERDROLA has an agreement with the German promoter PT&T Technology and its financial services subsidiary EECH AG for the purchase of wind farm development rights both in France (100 MW) and Italy (200 MW). Furthermore, IBERDROLA has entered into an agreement with Total and OPT to develop wave energy projects and it will start studying sites in France.

- In **Italy**, in the area of **wind energy**, IBERDROLA through the agreement with PT&T has an acquisition right over 100 MW, with an option to increase it by another 100 MW. In addition, IBERDROLA will acquire from Gamesa a total of 100 MW during the period 2006-2009 by means of the agreement signed in 2005.

- In the **United Kingdom**, its own projects are being developed in the area of **wind energy** and, although they are in the initial phases, they could reach 145 MW.

Other Geographical Areas

In **Latvia**, IBERDROLA has been awarded the construction, as well as the operational supervision and maintenance, of a combined cycle plant of 420 MW in installed capacity in Riga (Latvia).

In **Morocco**, IBERDROLA and the Office National de l'Electricité (ONE) this past 26 December signed an agreement in Madrid on cooperation in the energy field for the development of wind farms and combined cycle plants in Morocco.

. *Trading*

The Company is developing a major trading business in Europe, with operations in Austria, Belgium, France, Germany, the Netherlands, Portugal, Spain and Switzerland. During the first quarter of 2006, IBERDROLA started doing business on the Italian electricity market, marketing electricity through interconnections with France.

In addition, IBERDROLA is participating in the monthly and daily auctions carried out by the French electricity system operating company (RTE), which enables it to access interconnection with Italy.

The Company aims to extend these energy buying and selling activities in the short term in Europe to other countries such as Poland, Greece, the United Kingdom.

2. DISTRIBUTION

2.1 SPAIN

At the end of the first quarter of fiscal year 2006 IBERDROLA is availed of 9.7 MM costumers in Spain and the total distributed energy measured on the grid reaches 26,173 GWh, with an increase of 3.2% over the same period in the previous fiscal year. 75% of the energy was distributed through the regulated market, at 19,503 GWh, registering an increase of 22.7% over the same period in the previous fiscal year.

2.2. LATIN AMERICA

At the end of the first quarter of 2006, IBERDROLA has already exceeded the figure of 8.2 million costumers under management in the region and the energy distributed has reached 6,830 GWh, with an increase of 4.8% in relation to the same period in the previous fiscal year.


IBERDROLA

3. MARKETING

3.1 ELECTRICITY

- Spanish business: Eligible electricity users

IBERDROLA finished the first quarter of the fiscal year with 729,000 users in the deregulated electricity market. The energy sold on this market reached 3,248 GWh, a reduction of 56% compared to the same period in 2005.

- Portuguese business

On the Portuguese market, IBERDROLA is maintaining its position, already availed with 1,000 supply contracts that represent annual consumption of 421 million kWh. At March the sales made reached 116 GWh.


Electricity sales in the liberalised market (GWh)
7.706
7.466
5.795
3.248
T2 '05
T3 '05
T4 '05
T1 '06

- French business

The position of the Company on the French electricity market is already availed of various end users of electricity .

3.2 Gas

Procurement:

During the first quarter of 2006, IBERDROLA has strengthened as the number two supplier of gas in Spain. In addition, IBERDROLA ended the quarter with a global supply portfolio of 8.9 bcm per annum, of which 7.35 bcm cover its supply requirements in Spain and 1.55 bcm do so in Mexico and Brazil.

In the quarter, the *most significant* gas procurement operations have been the following:

- Receipt of the first cargo of natural gas at the regasification plant of Sagunto with capacity to process 6 bcm per annum since its entry into operation this past 1 April. The vessel Al Thakhira, coming from the Emirate of Qatar, unloaded 145,000 m^3 of LNG at the terminal of Saggas, equivalent to 900 GWh of natural gas.

- Receipt of the first cargo of liquid natural gas (LNG), of 145,000 cubic meters in capacity, *under* the procurement contract signed with Nigeria LNG on 1 April 2002. The methane tanker vessel LNG Enugu unloaded at the regasification plant of Huelva, where the Company is availed of the pertinent contracts for accessing the gas networks. The amount transported is equivalent to 900 GWh of natural gas. This cargo falls within the framework of the agreement signed with Nigeria LNG contemplating the acquisition by IBERDROLA of 10 bcm of LNG on the long term.



Infrastructures

In order to assure the entry of the LNG into the gas system, IBERDROLA has signed the pertinent contracts for access to the networks and is promoting top-ranked infrastructures; besides what was already mentioned for Sagunto, it is participating in the regasification plant of Bahía Bizkaia Gas (BBG), where it holds 25% of the equity, and which, with capacity for 6 bcm per annum, has been in operation since August 2003, and has already received more than 100 methane tankers.

In addition, it holds 12% of the company Medgaz, which promotes a direct underwater gas pipeline between Algeria and Spain, with capacity for 8 bcm per annum, characterized in 2005 as a priority for the Government. IBERDROLA has already assured the receipt of at least 1.6 bcm per annum of gas through this new pipeline starting in 2009.

Commercial:

Spain

In the first quarter of 2006, IBERDROLA strengthened its position as the number two marketer of gas in Spain with a deregulated market share of 13.8% including both the gas supplied to customers as well as that supplied to combined cycles, which represents a significant increase compared to the 11.4% of the previous year. The total volume of gas marketed by IBERDROLA in 2005 reached 15,466 GWh (+9.2%).

Europe

IBERDROLA, developing pioneer business in the deregulation of the French market, started to supply gas to industrial users in that country in 2005. In parallel, it was also the first domestic company to export gas from Spain to France through the interconnection gas pipeline, contributing to the articulation of the domestic market for energy in the European Union.

4. NON-ENERGY BUSINESSES

IBERDROLA Inmobiliaria

At the end of the first quarter of 2006 IBERDROLA Inmobiliaria had 16 residential promotions in execution representing 1,352 homes. During the first quarter of the fiscal year 128 homes were sold. As for promotions of a non-residential character, the company is continuing with the AQUA MULTIESPACIO (Valencia) development of 83,000 square meters in constructed surface area, as well as with the project for completing a warehouse at the Landaben (Pamplona) industrial park.

The most significant transactions carried out in the period were the following:

- Investments acquisition of 68,000 square meters in the Porta Firal complex in Barcelona for the third-party development of offices; acquisition of 35,000 square meters of ground in Zaragoza destined for residential development for 258 homes and the purchase of 8,700 square meters of buildable ground in Denia (Alicante) for the development of another 124 homes.



- Starting up the marketing of various projects: Various promotions in Jun (Granada), including the first promotion of bioclimatic and ecological homes and the promotion of Las Terrazas de Gran Vía 2 in Alicante, a complex of 134 homes.

IBERDROLA Ingeniería y Construcción

During the first quarter of 2006 it continued to drive the growth of its activity within and outside of the Group, while strengthening its international expansion. In the first quarter of the fiscal year its presence abroad has been strengthened with the obtaining of four contracts of special significance: the construction of the combined cycle plant in Syria (760 MW), a project valued at 430 million euros, the contract awarded for reinforcing the electricity infrastructure of the State of Falcón in Venezuela for nearly 80 million dollars, a new contract put up for bids by the Mexican public electricity company, Comisión Federal de Electricidad (CFE), for reinforcing the electricity infrastructure of the State of Tamaulipas for 63.6 million dollars, and a project for modernizing the control system for the main hydroelectric plants in Kenya, the budget of which reaches 5.5 million euros.

5. REGULATION

Royal Decree-Law 3/2006 modifying the regimen for placement on the wholesale market and reconsidering the value of emission rights
The Council of Ministers, in its meeting this past 24 February, approved a Royal Decree-Law modifying the regimen for placement on the wholesale market and reconsidering the value of emission rights. The following are extracts of the main lines from the press release issued by the Ministry of Industry, Tourism, and Trade:

- "Its main provision is to require generating and distribution companies that belong to the same business group to make bilateral contracts among each other for the acquisition of energy produced by facilities under the normal regimen."

- "Although the purchases and sales among these companies are made at a free price, during this year, and in a **provisional manner**, the National Energy Commission will only consider - for the purposes of settlement for such contracts - the average cost provided for in the 2006 price schedule for the energy generated under the normal regimen for the territory of the peninsula, corresponding to **42.35 €/MWh**".

- "That rule also includes that the emission rights granted free of charge to companies by means of the National Emissions Allotment Plan will be taken into account."

- "The Government envisions that, with the rules approved, there will be a substantial decrease in the prices on the wholesale electricity market. In concrete terms, the estimates done by the Ministry of Industry, Tourism, and Trade forecast that the measure of making it mandatory to make bilateral contracts among generating and distribution companies of the same business group will enable a reduction in the volume of transactions on the daily market ... which, without doubt, will have a direct effect on reducing the deficit."

- "With respect to discounting the value of the emission rights granted free of charge to the electricity generating companies by means of the National Allocation Plan, forecasts indicate that, by virtue of an average price estimated at the end of 2005 to be 18 euros per ton, and given the fact that 78 million tons have been allotted free of charge, the value of these rights would be about 1,400 M€, which amount could be applied to reducing the tariff insufficiency, if there is one."

Royal Decree-Law 4/2006 modifying the National Energy Comission functions

In the same Council of Ministers abovementioned, Government approves Royal Decree-Law 4/2006, modifying the functions of the National Energy Comission with the aim of establishing a new regime for the authorizations for the acquisition of stakes in companies with activities that are to be considered regulated or that are subject to administrative intervention. The new rule establishes, among other dispositions, the compulsory condition for the companies presenting takeover bids in the energy markets to obtain the approval of the National Energy Comission previous to the approval of such bid according to the stock market procedures. By this means, some insufficiencies and asymmetries of the current legislation are rectified.

Draft bill for the transposition of the european directives

Likewise, the Government has approved the draft bills for the transposition of the european directives related to the common rules to be applied in the domestic electricity and gas markets.

6. TARIFF INSUFFICIENCY

The Company has not registered the tariff insufficiency corresponding to 2006, considering that the applicable regulation establishes the necessary mechanisms to assure its recovery.

The effect before taxes in the Income Statement of the Group would have reached -324 MM€ (35.01% of the insufficiency is attributable to Iberdrola) once deducted the amount of the CO_2 allowances allocated according with the interpretation done of RD 3/2006 regarding this matter.

7. GENERAL SHAREHOLDERS' MEETING

The 2006 General Shareholders' Meeting of IBERDROLA held on Thursday, 30 March and the last chaired by Iñigo de Oriol, was constituted with the attendance of a quorum of 55.42% of the Share Capital. All of the resolutions were approved by a favourable vote of more than 95% of the capital present and represented at the Meeting.

In addition, the General Shareholders' Meeting approved an increase of 15.2% in the dividend pertaining to fiscal year 2005, reaching 0.885 euro per share. This dividend is in fulfilment of the commitment of the company to increase the remuneration of its shareholders in the same proportion as the net profit increases.



8. IGNACIO GALÁN TAKES ON THE CHAIRMANSHIP OF THE IBERDROLA GROUP

On 26 April Ignacio Galán, up to then Executive Vice President and Managing Director of the Company, assumed the chairmanship of the IBERDROLA Group in execution of the resolution adopted a year ago by the Board of Directors.

Ignacio Galán took on the chairmanship of IBERDROLA upon the retirement of Iñigo Oriol, who, as established in the bylaws for the Board of Directors, remained in office up to the first meeting held by that body after the General Shareholders' Meeting of 2006 upon reaching 70 years of age.



Analysis of Q1 2006

Energy Production

ENERGY PRODUCTION	GWh	vs. Q1 2005		% Weight
Gas combined cycle	9,097	1,944	27.2%	39.3%
Wind energy and mini-hydroelectric	2,253	483	27.3%	9.7%
Wind farms	2,093	448	27.2%	-
Hydroelectric	2,382	9	0.4%	10.3%
Nuclear	6,662	219	3.4%	28.8%
Fuel-oil	557	-644	-53.6%	2.4%
Coal	1,696	-285	-14.4%	7.3%
Cogeneration	496	24	5.1%	2.1%
TOTAL NET PRODUCTION	**23,143**	**1,750**	**8.2%**	**100.0%**
ENERGY DISTRIBUTED	**33,003**		**3.5%**	

Energy Production in Spain

ENERGY PRODUCTION IN SPAIN	GWh	vs. Q1 2005	% Weight
Gas combined cycle	4,062	41.1%	22.9%
Wind energy and mini-hydroelectric	2,253	27.3%	12.7%
Wind farms	2,093	27.2%	-
Hydroelectric	2,152	-0.2%	12.1%
Nuclear	6,662	3.4%	37.5%
Fuel-oil	557	-53.6%	3.1%
Coal	1,696	-14.4%	9.6%
Cogeneration	374	-0.8%	2.1%
TOTAL NET PRODUCTION	**17,756**	**5.6%**	**100.0%**
ENERGY DISTRIBUTED	**26,173**	**3.2%**	
HYDRO ELECTRIC RESERVE LEVELS AT 31.03.06		**54.7% (6,170 GWh)**	

Energy Production: Latin America

ENERGY PRODUCTION: LATIN AMERICA	GWh	vs. Q1 2005	% Weight
Gas combined cycle	5,035	17.8%	93.5%
Hydroelectric	230	6.5%	4.3%
Cogeneration	122	28.4%	2.3%
TOTAL NET PRODUCTION	**5,387**	**17.5%**	**100.0%**
ENERGY DISTRIBUTED (managed)	**6,830**	**4.8%**	



1. PRODUCTION: SPAIN

Net production of the Group in Spain displayed an increase of 5.6% in the first quarter of fiscal year 2006, reaching 17,756 GWh. The investments in combined cycles and wind energy were the key for the progress achieved. The two technologies have already reached a joint weight of 35.6% in the Spanish generation mix of IBERDROLA, which presents a similar contribution from nuclear energy (37.5%).

The most notable events recorded are:

- Increase of 41.1% in the production of the combined cycles up to 4,062 GWh, already reflecting 22.9% of the production compared to the 17.1% of the first quarter of 2005. In this period, the combined cycles were strengthened as the number two technology in terms of total production volume in Spain.

- Wind energy and mini-hydroelectric production increased 27.3% with a weight of 12.7% in the generation mix for the period, already higher than that of hydroelectric energy, which reaches 12.1%. The combined production under the Special Regimen, including the contribution from cogeneration plants, amounts to 14.8%. Likewise, international wind energy production for this quarter reached 151 GWh.

- Significant reduction in production from the sources of energy that contaminate most, with a decline of 14.4% in production from coal and of 53.6% in production from fuel.

With respect to emissions, there has been a reduction of -12.5% in the first quarter of 2006 to reach 209 gr/KWh, a very significant figure considering the low hydroelectric production. Free emissions production grows to 62.3%, increasing from the 61.7% reached in the first quarter of 2005.


CO_2 Emissions
(gr./kWh)
238
-12.5%
209
Q1 2005
Q1 2006

IBERDROLA has obtained a **market share of 26.4%** in the wholesale production market in the first quarter of 2006.

Comparatively speaking, energy production can be broken down as follows:

	Q1 2006	Q1 2005
Gas combined cycle	22.9%	17.1%
Renewable energy	12.7%	10.5%
Hydroelectric	12.1%	12.8%
Nuclear	37.5%	38.3%
Fuel-oil	3.1%	7.1%
Coal	9.6%	11.8%
Cogeneration	2.1%	2.2%
Total	**100%**	**100%**

In addition, the changes displayed in relation with CO_2 emissions are as follows:

	MM Tn	Average Price
Rights allocated	3.8	26.47
Rights consumed	4.1	25.89

2. PRODUCTION: LATIN AMERICA

In Latin America, total production is up 17.5% to 5,387 GWh. This significant growth has been achieved thanks to the new investments in combined cycles representing 93.5% of the total production.

	Production	Change
Mexico (cycle)	**4,652**	**19.6%**
South America	**735**	**5.9%**
Combined cycle	383	0.0%
Hydroelectric	230	6.5%
Cogeneration	122	28.4%
Total	**5,387**	**17.5%**

The increase recorded in the area is mainly due to the full functioning and better availability of the Mexican plants of Monterrey (1,040 MW), Altamira (1,036 MW), Enertek (120 MW), and La Laguna (500 MW), and, secondly, to the Termopernambuco plant in Brazil. With respect to hydroelectric energy, this recorded growth of 6.5%.

3. MARKET: SPAIN

In the domestic market the total demand of Iberdrola measured on the grid increased 3.2% reaching 26,173 GWh. As for the number of costumers, this has reached 9.7 MM.


Commercial: 25%
Tariff: 75%

4. MARKET: LATIN AMERICA

The trend for demand at the three distributors in which Iberdrola has an interest in Brazil is reflected in the following table:

Energy distributed (GWh) (under management)	Q1 2006	vs. 2004 2004 2005
Coelba	2,987	5.5%
Cosern	889	6.6%
Celpe	2,132	3.8%
Total	**6,008**	**5.1%**


IBERDROLA

Analysis of results for the period
(Unaudited)

The most notable aspects of the results for Q1 2006 are as follows:

Million €	Jan-Mar 2006	vs. 2005
NET SALES	2,978.4	+8.7%
GROSS MARGIN	1,493.9	+21.8%
EBITDA	1,056.6	+21.3%
EBIT	788.4	+24.5%
NET PROFIT	403.2	+16.3%

1. NET SALES

The Group's Net Sales stood at 2,978.4 million euros in the first quarter of fiscal year 2006, representing an increase of 8.7% over the same period in 2005, with the main growth drivers being the Renewables business, where the Net Sales grew 78.4%, and the International business, which grew 55.4%. As for the Other Businesses, the Net sales there recorded an increase of 51.1%.


International: 19.6%
Non-energy: 11.6%
Domestic Energy: 68.8%

On the contrary, Domestic Business reduces its Net Sales by 4,1%, mainly attributable to the effects of the Royal Decree 3/2006 and the consolidating eliminations due to the existence of a bilateral contract between Generation and Supply (189 MM€).

With respect to the tariff insufficiency estimated for the first quarter of 2006, at the industry level, and discounting the value of the emission rights consumed, the tariff insufficiency estimated for the first quarter of 2006 could reach a figure close to 925 million euros. In accordance with Royal Decree-Law 5/2005 of 11 March, the provisional percentage of financing for this insufficiency that would pertain to Iberdrola comes out at 35.01%, representing an approximate deviation of 324 million euros.

According to the interpretation of Royal Decree-Law 3/2006, that number for industry deviation includes 497 million euros pertaining to the value to be reapplied for the emission rights allotted by virtue of the NAP and consumed in the period, according to the following criteria:

- For the months of January and February "any eventual negative balances in the settlement of the 2006 price will be deducted."
- For the subsequent months, "the remuneration for the electrical energy production business ... will decline by an amount equivalent to the value of the greenhouse effect emission rights allotted..."



In the other hand, the application of R.D. 3/2006, which decreases the income from the business by 47.6 million euros. Its ultimate effect will depend on the price finally recognized, given that R.D. 3/2006 establishes the price of 42.35 €/MWh that has been applied since this past 3 March to be "provisional": **"With respect to the settlement of activities regulated by the National Energy Commission, during the year 2006 the provisional price to be considered for distributors for energy acquired through the assimilation mechanism described in Part 1 will be the average cost provided for in the 2006 price schedule for energy generated under the normal regimen for the territory on the peninsula, including the costs of the services of power guaranty and adjustment, corresponding to 42,35 €/MWh".**

2. GROSS MARGIN

On a consolidated level, the Gross Margin came out at 1,493.9 million euros, representing an increase of 21.8% in relation to the same period in 2005.

The following contrasting aspects can be highlighted regarding this change in the Gross Margin:

2.1 Domestic Energy Business

Gross Margin reached 1,145.5 million euros and grew 15% over the same period in 2005.There are a number of factors that have influenced in the evolution of both the Net Sales and the Procurements:

- The application of R.D. 3/2006: 47,6 million euros
- The effect of the bilateral contract between Generation and Supply, 189 MM€
- The negative impact reflected from the cost of the emission rights in the period, at 107.4 million euros.

Regarding the bilateral contract between Generation and Supply, at present, Generation is selling energy to Supply directly by the use of a bilateral contract so that an inter-company transaction is constituted and, therefore, in the accounts on the group level, the effect of purchases and sales by means of these contracts are zeroed out by set-off. Final impact at the Gross Margin level is null (zero), but there is a relevant effect of these items at an individual level.

Likewise, Gross Margin includes an expense for the consumption of emission allowances in an amount of 107.4 MM€.

2.2 International Business

Gross Margin is situated at 195.9 million euros, reflecting growth of 41.6% due to the good performance of the businesses of the Group in the region and the positive evolution of the exchange rate for the reference currencies in the region, the real in Brazil (+23.7%) and the dollar, that affects Mexico (+8.4%).

2.3 Other Businesses

These have contributed 152.6 milion euros to the total Gross Margin, representing growth of 66.1%, basically attributable to **Ingeniería y Servicios**, also highlighting the contribution from Corporación IBV and Other Services.

2.4 Basic Margin

Basic Margin for the period increases by 19%, totalling 1,500.1 MM€, as shown in the following table:

	Q1 2006	Q1 2005	Change %
GROSS MARGIN	1,493.9	1,226.2	21.8%
EMISSION ALLOWANCES	6.2	34.4	-82.0%
BASIC MARGIN	1,500.1	1,260.6	19.0%

Basic Margin includes an income from the emission allowances granted to the cogenerators in an amount of 6.2MM€. After Royal Decree Law 3/2006 of February 24, no revenues have been considered for emission allowances allocated except for those granted to such technology. By March 2006, the negative impact of not considering the revenues corresponding to the emission allowances granted to the rest of generation technologies amounts 101.3 MM€. In 2005, prior to the application of this Royal Decree Law, it was considered as revenue the total amount of the subsidies coming from these emission allowances.

Without the emission allowances effect coming from this RDL 3/2006, Basic Margin would have reached 1,601.4 MM€ (+27.3%).

3. EBITDA / GROSS OPERATING RESULT

Consolidated EBITDA grew by 21.3% to reach 1,056.6 million euros, resulting from both the change occurring in the Gross Margin as well as from the improved efficiency achieved in increasing the Net Operating Expenses at a level below the increase in the Gross Margin.

The highlights include:

- Increase in Personnel Expenses of 7.8%, basically connected with the increase in personnel costs in the growing businesses such as renewables, combined cycles, and Mexico.

- Increase of 16.7% in the External Services due to the higher activity in connection with the new facilities of combined cycles, renewables, and Latin America, as well as expenses of sales activity. This also includes 15million euros in costs for the second nuclear fuel cycle (Enresa).

- Other Operating Income basically reflects compensations received.

In addition, there is a positive impact from exchange rate differences of 12.8 million euros due to the performance of the currencies in Latin America businesses.


Like for like Net Op. Exp.
391.2
-14.7
-12.8
366.1
+14.3%
+6.9%
Reported Net Op. Exp.
2ª phase nuclear fuel
FX impact
Like for like Net Op. Exp.

It should be pointed out that the Net Operating Expenses homogeneous with the first quarter of 2005 reached 6.9%(14.3% reported) after deducting the effect of the evolution of currencies and expenses for the second cycle of nuclear fuel (Enresa).

Net Operating Expenses can be broken down as follows:

Million €	Q1 2006	vs. 2005
Net personnel expenses	211.4	8.3%
Personnel	253.1	7.8%
In-house work on fixed assets	-41.7	5.3%
Net External Services	179.8	22.2%
External Services	222.5	16.7%
Other operating income	-42.7	-1.8%
TOTAL	391.2	14.3%

On the other hand, Tax increased 11.0% reaching 52.3 million euros, with the change basically explained by the taxes paid for the new facilities entering operation and the higher payments deriving from the increase in the energy billed under the tariff.

5. EBIT / NET OPERATING RESULT

EBIT was situated at **788.4 million euros**, with an increase of 24.5% in relation to the first quarter of 2005, with the contribution from new businesses standing out. The item of Amortizations and Provisions, which increased 30.3 million euros (+12.7%), offsets the increase generated by the operations of the business and that refered to earlier. The increase in Amortizations and Provisions is mainly due to:

- Amortizations registered an increase of 8.6% to reach 249 million euros. This increase was basically caused by the new facilities that entered into operation since the end of the first quarter of fiscal year 2005, bringing about a 21.3% increase in the installed capacity in combined cycles on the group level and 20% with respect to wind alone. In relation to Latin America, it must also be taken into account that the business contributed 7 millon euros more due to the effect of the exchange rate.

- Provisions recorded an increase of 123.8% reaching 19 million euros, with 84% of the total pertaining to activities in Spain and the remaining 16% to Latin America.

Million €	Q1 2006	Q1 2005	Change %
Amortizations	249	230	+8.6%
Provisions	19	8	+123.8%
TOTAL	268	238	12.7%

6. FINANCIAL RESULT

The Financial Result was situated at 163.4 million euros, 52.3% higher than in the first quarter of 2005. The increase was basically due to the 23.5% increase in the financial expenses, due to the impact that the tariff insufficiency had in the period, causing a higher average balance of debt in relation to the first quarter of 2005, of 1,997.7 million euros, as well as to the inclusion of a provision for the discount of the amount over the nominal value of the potential debt to be securitize.

Financial income reached 40.7 million euros


IBERDROLA

As for the average financial cost of the debt, this was 4.6% during the first quarter of 2006.

Million €	Q1 2006	Q1 2005	Change %
Financial revenues	40.7	58.0	(29.8)
Financial expenses	(204.1)	(165.3)	23.5
TOTAL	(163.4)	(107.3)	52.3%

7. RESULTS OF COMPANIES CONSOLIDATED BY EQUITY METHOD

Results of Companies Consolidated Using the Equity Method recorded a reduction of 11.9 million euros, to 4.1 million euros, with most of the result contributed from Other Businesses. The results can be broken down as follows:

Million €	Q1 2006	Q1 2005	Change % Million €
Other Businesses	2.7	11.1	-8.4
Rest	1.4	4.9	-3.5
TOTAL	4.1	16.0	-11.9

The reduction in these results under Other Businesses was due to departures from the scope of consolidation, such as that of Cementos Portland, as well as the lower contribution from non-energy businesses.

8. NET PROFIT

Income from Non-Current Assets amounted to 1.6 million euros, deriving from the real estate business.

The Pre-Tax Earnings grew +16.9% to reach the figure of 630.7 million euros.

The effective tax rate for the first quarter of fiscal year 2006 was 35.1%, in line with the same period in fiscal year 2005 (34.9%).

Lastly, **Net Profit** rose to **403.2 million euros, up 16.3%** on the same period in 2005.

Results by business

1. GENERATION

a) Gross Margin

The change in this entry in the first quarter of 2006 is the result of the 3.2% increase recorded in production thanks to the new investments in combined cycles increasing the production thereof 41.1%, strengthening as the number two technology in terms of contributing to the total generation mix with a weight of 22.9%, almost 6 percentage points above its contribution in the first quarter of fiscal year 2005.

In this context the Gross Margin of the Generation business increased 34.7%. It is appropriate to point out the following factors:

- Generation Net Sales grow by 55.7%, as a result of the aforementioned increase in production, in an environment of higher prices (+27.3%). In addition, it must be pointed out that, at present, Generation is selling energy directly to Supply, by using the bilateral contract.

Fuel Cost* & CO_2

Eur/MWh	2006	2005	%
Avg. Fuel Cost*	38.5	32.0	+20.3%
CO_2 Cost (Eur/ton)	25.9	14.3	+81.1%

* Includes C. Cycles, Coal & Oil

- Procurements increase 79.5% as a consequence of the behaviour of the prices of the oil derived products in the international markets.

It should be highlighted that Procurements item is including 107.4 MM€ of cost of the emission allowances consumed. Taking into account the revenues coming for the allowances granted to cogeneration plants, net impact represents 101.3 MM€.

	MM Tn	Average Price	Million €
Rights allocated	3.8	26.47	101.3
Rights consumed	4.1	25.89	107.4

b) Operating Profit/EBIT

EBIT recorded an increase of 34.3% in relation to the previous fiscal year, reaching 455.1 million euros. At the level of the EBITDA (551.5 million euros) there was an increase of 27.5%. In addition to that already mentioned concerning the Gross Margin, an increase of 28.7% took place in the Net Operating Expenses (26.4 million euros), as a result of various factors:

- External Services rose 22.4% due to the entry into operation of combined cycle plants. It should also be pointed out that this item includes 15 million euros in expenses from the second part of the cycle of the nuclear fuel (ENRESA), a situation that did not arise in the first quarter of 2005.

- Personnel expenses recorded a moderate increase of 2.7%.



Net Operating Expenses are broken down as follows:

Million €	Q1 2006	vs. 2005
Net personnel expenses	**53.1**	**6.4%**
Personnel	57.8	2.7%
In-house work on fixed assets	(4.7)	-26.6%
Net External Services	**65.4**	**55.0%**
External Services	73.1	22.4%
Other operating income	(7.7)	-56.0%
TOTAL	**118.5**	**28.7%**

Tax increased 14.6% as a result of the new facilities brought into service.

Increase of 2.8% in the item for Amortizations and Provisions, reaching 96.4 million euros, basically from the entry into operation of the new combined cycles, with 1,200 MW put into operation in terms of annual comparison.

- The key operating figures for this business are as follows:

GENERATION (Million €)	Q1 2006	vs. 2005
Net sales	1,345.8	55.7%
Gross Margin	681.8	34.7%
Basic Margin	688.0	27.3%
EBITDA	551.5	27.5%
EBIT	455.1	34.3%

2. RENEWABLES

a) Gross Margin

Renewables Business has been affected by various *factors* which can be summarized as follows:

- The installed capacity increased 20% (+653 MW), which resulted in an increase of 27.3% in the total production generated by renewable energy source, reaching 2,253 GWh. An increase in the wind energy index for the period was also added to this.

- At March 2006, 98% of the wind facilities operated under the market participation system. In the first quarter of 2005, a majority of such facilities were still operating under the fixed remuneration system. With this, prices have increased 41%.

- Changes were also made in the scope of consolidation, the most significant of which were the full consolidation of Rokas, as a consequence of having increased the stake of IBERDROLA up to 49.9%.

- Thus, the mentioned increase in production, in conjunction with the acceleration in the growth achieved by transferring most of the facilities to the market participation system, has enabled an increase in the Gross Margin of this business by 78.4%, reaching 215.2 million euros. Renewables Gross Margin already represents 24% of the total obtained by the generation in Spain.

b) Operating Profit/EBIT:
EBIT increased by 76.5 million euros (+118.6%) due to the following factors:

- EBITDA grew 87.6%, in line with the increase in the Gross Margin and despite the rise (+38.5%) in Net Operating Expenses as a result of the new capacity brought on line. The EBITDA margin rose to 85%, compared to the 80% recorded in previous periods.


EBITDA contribution
+9.2%
+11.2%
+17.3%
Q1 '04
Q1 '05
Q1 '06

- This growth is even greater at the level of the EBIT (118.6%), reaching 141 million euros, after the increase in the Amortizations and Provisions of 26.7%, an increase due the addition of 20% of installed capacity during the fiscal year.

- Net Operating Expenses can be broken down as follows:

Million €	Q1 2006	vs. 2005
Net personnel expenses	**5.3**	**103.8%**
Personnel	6.5	71.1%
In-house work on fixed assets	(1.2)	0.0%
Net External Services	**25.3**	**29.7%**
External Services	27.7	35.1%
Other operating income	(2.4)	140.0%
TOTAL	**30.6**	**38.5%**

- The key operating figures for this business are as follows:

RENEWABLES (million €)	Q1 2006	vs. 2005
Net sales	215.2	+78.4%
Gross Margin	215.2	+78.4%
EBITDA	182.7	+87.6%
EBIT	141.0	+118.6%

3. DISTRIBUTION

a) Gross Margin
Gross Margin of the Distribution business experienced a decline of -24.9%, as a result of various factors:

- It registers the provisional negative impact of -47.6 million euros deriving from the application of R.D. 3/2006 of 24 February.

- The Distribution business recognizes the positive effect of the improvement in the remuneration for activities regulated under the 2006 tariffs (R.D. 1556/2005).

Nevertheless, the recurring gross margin, that is, without considering the effect of Royal Decree-Law 3/2006, amounts to 309.7 million euros, 2.8% above 2005.

b) Operating Profit/EBIT:
The Distribution EBITDA fell 43.5%, given that 13.1% growth in the taxes item is added to the decline recorded in the level of the Gross Margin and it is not offset by improvements in efficiency achieved at the level of the Net Operating Expenses, which declined 1.7%.

Nevertheless, the recurring EBITDA, that is, without considering the effect of Royal Decree-Law 3/2006, amounts to 161.0 million euros, 0.7% above 2005.

Net Operating Expenses can be broken down as follows:

Million €	Q1 2006	vs. 2005
Net personnel expenses	**51.5**	**6.2%**
Personnel	69.0	-0.1%
In-house work on fixed assets	(17.9)	-14.8%
Net External Services	**73.4**	**-6.6%**
External Services	89.7	-8.8%
Other operating income	(16.3)	-17.7%
TOTAL	**124.5**	**-1.7%**

The greater efficiency achieved by reducing the Net Operating Expenses 1.7% was basically due to the containment in the External Services item, which went down 8.8% and, despite the decline of 17.7% in Other Operating Income and of 14.8% in In-house work on fixed assets. It should also be pointed out the containment recorded in Personnel Expenses, which reduced slightly (-0.1%).

Amortizations and provisions increased 7.6% due to the provisions created. This caused the decline recorded in the level of the EBITDA to be 21.2 points lower than what was recorded at the level of the EBIT, amounting to 64.7%.

- The key operating figures for this business are as follows:

DISTRIBUTION (million €)	Q1 2006	vs. 2005
Income	262.1	-25.5%
Gross Margin	262.1	-24.9%
EBITDA	113.4	-43.5%
EBIT	50.0	-64.7%

4. SUPPLY

a) Gross Margin

First quarter of 2006 has registered a significant decrease in the volumes of electricity sold, that, following a strategy of lower business exposure, represents 56%. This reduction is reflected both in the Net Sales figure, with a decrease of 20%, as well as in the Procurements, that are reduced by 18.2%.


Electricity Sales in
liberalised market (GWh)
7,408
-56.2%
3,248
Q1 2005
Q1 2006

Despite of this, the environment of high prices, along with the cost of cancelling some contracts, have caused a decrease of 15.8 MM€ in the Gross Margin of this business, amounting 6,6 MM€.

b) Operating Profit/EBIT

At the EBIT level, a significant reduction was displayed in the Operating Expenses of the business, reaching 42.2%, with declines in the Personnel Expenses (-20.5%) and in the External Services (-49.5%) connected with less activity.

Net Operating Expenses can be broken down as follows:

Million €	Q1 2006	vs. 2005
Net personnel expenses	**11.4**	-21.9%
Personnel	11.6	-20.5%
In-house work on fixed assets	(0.2)	N/A
Net External Services	**2.7**	-72.4%
External Services	9.8	-49.5%
Other operating income	(7.1)	-26.0%
TOTAL	**14.1**	-42.2%

In addition, the EBIT of the Commercial Business achieved a reduction in its losses in relation to those recorded in the same period of the prior fiscal year, going to losses of -27.8 million euros from losses of -30.5 million euros recorded in the first quarter of 2005, thanks also to additional reductions in the entries for Amortizations and Provisions, as well as in Tax:

- Reduction of 54.7% in Amortizations and Provisions

- Decline of 40.3% in Tax

- The key figures for this business are as follows:

COMMERCIAL Million €	Q1 2006	vs. 2005
Net sales	622.4	-20%
Gross Margin	-6.6	N/A
EBITDA	-24.4	N/A
EBIT	-27.8	N/A

5. CORPORATION

This includes eliminations of intergroup expenses between the corporation and the businesses.

6. INTERNATIONAL BUSINESS

a) Gross Margin

The Net sales from International has increased 55.4% to reach 584.6 million euros. Mexico, with a 64.1% contribution, is the area that makes the greatest relative contribution, also displaying growth of 51.3% thanks to the increase in the production and plant availability. Also of note is the increase in the income figure for Brazil, at 63.3%, basically the result of an increase in demand and in tariff adjustments. In addition, it reflects the positive impact of the favourable performance of the exchange rate for the reference currencies in Brazil and Mexico in the period.

The Gross Margin is up 41.6% (+57.6 million euros) to 195.9 million euros. The change in the overall Gross Margin for the Latin America region can be broken down as follows:

- Increase in the Gross Margin in functional currency: +18.6 million euros

- Exchange rate effect: 39 million euros in total, mainly from the increase in the value of the Brazilian currency in relation to the euro (+23.7%).

In **Mexico-Guatemala**, Gross Margin amounted to 79 million euros (+36.2%). This increase is basically due to the full yield from the



contribution to results from the combined cycle of La Laguna (500 MW), by virtue of its entry into operation at the end of the first quarter of the past fiscal year, and, secondly, combined cycle plant availability. In addition, the dollar registered a gain of 8.4%, with an effect of 7 MM€.

In **Brazil**, Gross Margin displayed positive evolution up 45.6% (reaching 116.9 million euros), thanks to: A greater contribution from the distribution businesses from growth in demand (+5.1%) and tariff revisions and adjustments taking place in April each year and positively affecting the results of the first quarter of 2006 in relation to that of the past fiscal year. The gain in value of the real in relation to the euro (23.7%) also stands out with a positive effect of 32 million euros.

b) Operating Profit/EBIT

In the International business, EBIT increased 60.5% to 102.1 million euros, reflecting the increase in EBITDA (47.3%) and the higher levels of amortizations recorded (+21.6%), which, although they increased, grew at a lower rate than the EBITDA mentioned.

With respect to the EBITDA, this registered growth of +48.3% in Mexico, mainly as the result of the greater activity of Generation from the increasing contribution from the La Laguna combined cycle, in operation since the end of the first quarter of 2005. In South America, this increased +46.4% from the change in the Gross Margin item as already detailed. In this way, total EBITDA growth in the International Business comes out at 47.3%.

EBITDA per region and business is broken down as follows:

- *Mexico-Guatemala*

Million €	Q1 2006	vs. 2005
Generation	45.5	56.4%
Distribution	17.1	30.5%
TOTAL	62.6	48.3%

- *South America*

Million €	Q1 2006	vs. 2005
Generation	18.9	56.2%
Distribution	60.6	43.6%
TOTAL	**79.5**	**46.4%**

- The change in Net Operating Expenses for the entire Latin America region can be broken down as follows:

Million €	Q1 2006	vs. 2005
Net personnel expenses	**18.0**	**42.9%**
Personnel	21.6	42.1%
In-house work on fixed assets	(3.6)	38.5%
Net External Services	**33.9**	**21.5%**
External Services	46.1	40.5%
Other operating income	(12.2)	149.0%
TOTAL	**51.9**	**28.1%**

The 28.1% increase in the Net Operating Expense was affected by the impact of the performace of the exchange rate. Eliminating this effect, this item grew only 3.5%.

This can be broken down by region as follows:

Million €	Q1 2006	vs. 2005
Mexico-Guatemala	16.4	3.8%
Personnel	3.9	34.5%
In-house work on fixed assets	12.5	-3.1%
Net External Services	35.5	43.7%
External Services	14.1	45.4%
Other operating income	21.4	42.7%
TOTAL	51.9	28.1%

- Amortization and Provisions are up 21.6%, primarily due to the effect of the increase in amortizations booked as a result of the Altamira and La Laguna combined cycles plants in Mexico and the Termopernambuco plant in Brazil entering into service and operating at full capacity.

The key operating figures for this business are as follows::

INTERNATIONAL Million €	Q1 2006	vs. 2005
Income	584.6	+55.4%
Gross Margin	195.9	+41.6%
EBITDA	142.1	+47.3%
EBIT	102.1	+60.5%

7. OTHER BUSINESSES

a) Gross Margin

Net sales from Other Businesses has increased 51.1% to reach 345.2 million euros, as the result of activity in the businesses of Ingeniería y Servicios, and the contribution of IBV, which grew at similar rates, while Iberdrola Inmobiliaria shows a performance according to the seasonal nature of this business.

Gross Margin grows 66.1% to 152.6 million euros. It can be broken down as follows:

Million €	Q1 2006	Q1 2005	Change % Million
Ingenieria y Servicios	45.1	17.9	27.2
IBERDROLA Inmobiliaria	22.7	36.2	-13.5
IBV Corporation	41.4	33.6	7.8
Other services	43.4	4.2	39.2
TOTAL	152.6	91.9	60.7

The increase of 27.2 million euros in Ingeniería y Servicios was basically due to the margin recorded by third parties services. The increase in Other Services derives from including within this business the activities that, up to the third quarter of 2005, were included within the Distribution business, and that, since the end of fiscal year 2005, have been posted following the criterion of the 2005 Legal Report.

b) Operating Profit/EBIT

The following table breaks down the EBITDA:

	Q1 2006	Q1 2005	% Change
EBITDA	87.5	40.6	+115.5%
Real estate	15.2	30.2	-50%
Ingeniería y Servicios	30.4	4.3	607%
IBV Corporation	7.4	4.6	61%
Other services	34.5	1.5	N/A

- The contribution from Iberdrola Ingeniería y Servicios also stands out, the EBITDA of which reached 30.4 million euros, in line with the higher margins obtained and an increase in Net Operating Expenses well below the one registered at the Gross Margin level.

- The contribution from Other Services is 34.5 MM€, influenced by the change of imputation criterion mentioned before regarding Gross Margin.

- The contribution from Inmobiliaria is 15.2 MM€, following the seasonal trend shown at the Gross Margin level, adding up an increase in Net Operating Expenses, especially those related to External Services in connection with its portfolio.

- Corporación IBV, which is consolidated by proportional consolidation according to the IFRS, has contributed 7.4 million euros through its various industrial businesses.

The key operating figures for this business are as follows:

Million €	Q1 2006	vs. 2005
NET SALES	345.2	+51.5%
GROSS MARGIN	152.6	+66.1%
EBITDA	87.5	+115.5%
EBIT	71.2	+101.1%

The main items for IBERDROLA Inmobiliaria at the end of the first quarter of fiscal year 2006 are the following:

- **IBERDROLA Inmobiliaria** business data:

PORTFOLIO OF BUILDABLE AREA RESIDENTIAL USE (m²)	
Total	**1,433,837**
Under construction	138,692
Under management	154,045
In planning	1,141,100

PORTFOLIO OF BUILDABLE AREA COMMERCIAL USE (m²)	
Total	**560,478**
Under construction	37,814
Under management	51,375
In planning	471,289

- **IBERDROLA Inmobiliaria** balance sheet data:

	Million €
TOTAL ASSETS	1,534
INTANGIBLE FIXED AND INVESTMENT ASSETS	564
CURRENT ASSETS	906
SHAREHOLDERS' EQUITY	628
FINANCIAL DEBT	53

Net Net Asset Value (NNAV) for 2005 reaches 6,5% to 1,056 MM€, following Richard Ellis calculations.

- **IBERDROLA Inmobiliaria** income statement data:

	Million €	vs. 2005
NET SALES	43.7	-50.7%
GROSS MARGIN	22.7	-37.1%
EBITDA	15.2	-49.6%
EBIT	14.0	-52.3%
NET PROFIT	5.9	-61.2%

Balance sheet

January-March 2006

	Million €	vs. Dec. 2005
TOTAL ASSETS	31,712	+4.0%
TANGIBLE & INTANG. FIXED ASSETS	21,730	+1.8%
LONG-TERM INVESTMENTS	1,762	+8.1%
SHAREHOLDERS' EQUITY	9,486	+0.8%
NET DEBT	13,031	+6.7%

At 31 March 2006, Iberdrola's total assets came to 31,712 million euros, highlighting the maintenance of its strong capital position, even taking into account the large volume of investments made over the period (435 million euros). The leverage ratio was situated at 57,9% (54.7% without the tariff insufficiency effect), 240 pb above that recorded in March of 2005, mainly affected by the financing of the tariff insufficiency pertaining to IBERDROLA that, at March 2006, amounted to 1,583 million euros (1,259 million euros already recognized in 2005).

Analysis of the Balance Sheet

1. FIXED ASSETS

The total investments until March 2006 amounted to 435 million euros. They can be broken down as follows:

	Jan-Mar 2006	%
Spain	302	69.4%
Generation	88	
Renewable energy	59	
Distribution	113	
Other	42	
Mexico	83	19.1%
Generation	82	
Distribution	1	
South America	36	8.2%
Generation	5	
Distribution	31	
International: other	14	3.3%
TOTAL	435	100.0


Investments (Jan-Mar 2006)
Generation: 56.9%
Distribution: 33.4%
Other: 9.7%

With respect to the investments in Spain, those made on production activities stand out, with 147 million euros, broken down as follows:

- 88 million euros on the Generation Business.

- 59 million euros on the Renewables Business.

Investments in Mexico were mainly focused to both the combined cycles of Tamazunchale and Altamira V&VI, with 63 and 11 million euros, respectively. In Brazil, investments have primarily been made on the distribution business, most of them financed by funds raised in Brazil.

The figure given for "International: other" reflects the investments made on Renewables outside of Spain, representing a total of 14 million euros, basically for projects in Brazil, France and Greece.

2. SHARE CAPITAL

Share Capital as of 31 March 2006 was comprised of 901,549,181 bearer shares with a par value of 3 euros each.

The General Shareholders' Meeting held this past 30 March approved the distribution of a total dividend of 0.885 euro per share charged against fiscal year 2005, representing an increase of 15.2% per share over the dividend paid in 2005. This ratified the commitment assumed by IBERDROLA to increase the remuneration to shareholders in line with the growth in Net Profit.

On 2 January 2006 an interim dividend was paid against fiscal year 2005 in the amount of 0.367 euro per share and on 1 July 2006 a supplementary dividend of 0.518 euro per share will be paid

3. FINANCIAL DEBT

The net financial debt at the end of December amounted to 13,031 million euros and the financial leverage stood at 57,9%, 240 basis points above the 55.6% recorded at March of 2005. It should be pointed out that the debt figure mentioned includes 1,583 million euros from financing the tariff insufficiency effect corresponding to Iberdrola. Without such effect, financial leverage would have been 54.7%.

With respect to the average cost of debt, at 31 March 2006 it was situated at 4.60%, 3 bp higher than at March 2005.

The debt structure can be broken down by currency and interest rate as follows:

	March 2006	March 2005
Euro	84.1%	86.4%
Dollar	10.5%	9.5%
Real	5.0%	3.9%
Other currencies	0.5%	0.2%
Fixed Rate	61%	57%
Capped	13%	15%
Floating Rate	26%	28%

In line with the policy to minimise financial risks on debt, foreign currency risks have continued to be mitigated through the financing of investments in Latin America in local currencies (the real, in the case of Brazil) or in their functional currencies (dollar, in the case of Mexico).

The debt structure per company is shown in the following table:

	March 2006	March 2005
IBERDROLA S.A.	84.7%	83.6%
Mexico	4.7%	5.2%
South America	5.0%	5.7%
Renewable energy	2.8%	2.9%
Iberdrola Inmobiliaria and other	2.8%	2.6%
Total	100%	100%

Debt can be broken down by product type as follows:

	March 2006	March 2005
Euro bonds	39.7%	39.5%
US PP	5.1%	3.9%
Other Bonds	5.4%	4.6%
Domestic commercial paper	3.6%	3.3%
Euro commercial paper (ECP)	3.7%	5.4%
Euro loans	33.8%	33.6%
Loans in other currencies	8.7%	9.7%
Total	100%	100%

In addition, as a result of the refinancing policy followed by IBERDROLA, the average life of the debt increased from 4.3 years in March of 2005 to 4.7 years in March of 2006.


Average maturity of debt (years)
4.8
4.3
Mar-05
Mar-06

Lastly, the change in **financial leverage** has been as follows:

Million €	March 2006	December 2005
Shareholders' equity	9,486	9,415
Gross Debt	13,662	13,111
Derivatives (assets)	94	90
Temporary Financial Investments	286	601
Cash	252	215
Net debt	13,031	12,211
Leverage*	57.9%	56.5%

* Without the effect of the tariff deviation, leverage is 54.7% in March 2006 and 53,8% in December 2005.

4. WORKING CAPITAL

The figure for the Net Working Capital rose to 393 million euros, representing a decline of 154 million euros in relation to the 547 million euros recorded at the end of fiscal year 2005. This increase is broken down as an increase of 472 million euros in Current Assets and an increase of 626 million euros in Current Liabilities.



5. FUNDS GENERATED FROM OPERATIONS

The Funds Generated from Operations at March 2006 was situated at 665,7 million euros, representing an increase of 17% in relation to March 2005.

In the last quarterly review done by Moody´s agency, the rating of "Excellent" for liquidity granted in June 2005 was maintained.

Breakdown of business contribution to Profits, Losses and Assets

	Sales	Oper. profit	Net Profit	Assets
Spanish business	80.4%	87.0%	85.4%	84.6%
International business	19.6%	13.0%	14.6%	15.4%
TOTAL	100%	100%	100%	100%



Income statement
First quarter fiscal year 2006
(Unaudited)

Million euros

	January - March 2006	January - March 2005	Change %
NET SALES	**2,978.4**	**2,740.0**	**8.7**
PROCUREMENTS	(1,377.1)	(1,471.7)	(6.4)
EMISSION ALLOWANCES	(107.4)	(42.1)	155.1
GROSS MARGIN	**1,493.9**	**1,226.2**	**21.8**
EMISSION ALLOWANCES	6.2	34.4	(82.0)
NET OPERATING EXPENSES	**(391.2)**	**(342.3)**	**14.3**
Net personnel expenses	(211.4)	(195.2)	8.3
Personnel	(253.1)	(234.8)	7.8
In-house work on fixed assets	41.7	39.6	5.3
Net External Services	(179.8)	(147.1)	22.2
External services	(222.5)	(190.6)	16.7
Other operating revenues	42.7	43.5	(1.8)
TAX	**(52.3)**	**(47.1)**	**11.0**
EBITDA	**1,056.6**	**871.2**	**21.3**
AMORTISATION AND PROVISIONS	(268.2)	(237.9)	12.7
EBIT	**788.4**	**633.3**	**24.5**
TOTAL FINANCIAL REVENUES	40.7	58.0	(29.8)
Financial revenues	19.4	40.4	(52.0)
Positive exchange rate differences	1.3	5.0	(74.0)
Capitalised financial expenses	20.0	12.6	58.7
TOTAL FINANCIAL EXPENSES	(204.1)	(165.3)	23.5
Interest expenses	(152.4)	(132.6)	14.9
Negative exchange rate differences	(2.9)	(6.8)	(57.4)
Pension Funds	(8.8)	(6.7)	31.3
Change in provisions for short term financial investments	(0.2)	(0.1)	N/A
Other financial expenses	(39.8)	(19.1)	108.4
RESULTS OF COMPANIES CARRIED BY EQUITY METHOD	4.1	16.0	(74.4)
INCOME FROM NON-CURRENT ASSETS	1.6	(2.4)	(166.7)
PROFIT BEFORE TAXES	**630.7**	**539.6**	**16.9**
Corporate income tax	(221.6)	(188.2)	17.7
Minorities	(5.9)	(4.8)	22.9
NET PROFIT	**403.2**	**346.6**	**16.3**



Balance sheet
First quarter fiscal year 2006
(Unaudited)

Million euros

	March 2006	Dec. 2005	Change
FIXED ASSETS	23,492	22,972	520
Tangible fixed assets	20,577	20,493	84
Intangible fixed assets	1,153	849	305
Long-term financial investments	1,762	1,630	132
DEFERRED TAX	1,248	1,356	(108)
NON-CURRENT ACCOUNTS RECEIVABLE	1,817	1,469	349
CURRENT ASSETS	5,155	4,683	472
Nuclear fuel	219	212	7
Inventories	962	848	113
Accounts receivable	2,437	2,324	112
Taxes receivable	842	420	422
Short term financial assets	404	643	(239)
Expenses paid in advance	40	27	13
Cash and equivalents	252	208	43
TOTAL ASSETS	31,712	30,479	1,233

Million euros

	March 2006	Dec. 2005	Change
SHAREHOLDERS' EQUITY	9,486	9,415	71
Capital Stock	2,705	2,705	
Reserves and other	6,211	5,513	698
Profit and Loss	403	1,382	(979)
Interim dividend	0	(331)	331
Minority interest	168	147	21
LONG-TERM PROVISIONS	1,929	1,846	83
DEFERRED REVENUES	727	676	51
FINANCIAL DEBT	13,662	13,111	551
OTHER LONG-TERM LIABILITIES	955	958	(3)
OTHER SHORT-TERM LIABILITIES	4,761	4,135	626
PAYABLE TO CO. ACCOUNTED BY EQUITY METHOD	193	339	(146)
TOTAL LIABILITIES	31,712	30,479	1,233

Results by business

First quarter fiscal year 2006 (Unaudited)

Million euros

	Domestic Energy	Internat. Bus.	Other Businesses
Net Sales	2,048.6	584.6	345.2
Procurements	(795.7)	(388.7)	(192.6)
EMISSION ALLOWANCES	(107.4)		
GROSS MARGIN	**1,145.5**	**195.9**	**152.6**
EMISSION ALLOWANCES	6.2		
NET OPERATING EXPENSES	(276.0)	(51.9)	(63.5)
Net personnel expenses	(156.2)	(18.0)	(37.3)
Personnel	(181.7)	(21.6)	(49.7)
In-house work on fixed assets	25.5	3.6	12.4
Net External Services	(119.8)	(33.9)	(26.2)
External services	(142.7)	(46.1)	(33.8)
Other operating revenues	22.9	12.2	7.6
TAX	(48.7)	(1.9)	(1.6)
EBITDA	**827.0**	**142.1**	**87.5**
Amortization and Provisions	(211.8)	(40.0)	(16.3)
EBIT/Operating Profit	**615.2**	**102.1**	**71.2**
Financial Result	(131.9)	(27.5)	(3.9)
Companies using equity method	(1.5)	2.8	2.7
Income from non-current assets	2.6	(0.6)	(0.5)
PROFIT BEFORE TAXES	**484.4**	**76.8**	**69.5**
Corporate income tax & minorities	(191.6)	(18.0)	(17.9)
Net Profit	**292.8**	**58.8**	**51.6**

First quarter fiscal year 2005

Million euros

	Domestic Energy	Internat. Bus.	Other Businesses
Net Sales	2,135.2	376.2	228.5
Procurements	(1,097.2)	(237.9)	(136.6)
EMISSION ALLOWANCES	(42.1)		
GROSS MARGIN	**995.9**	**138.3**	**91.9**
EMISSION ALLOWANCES	34.4		
NET OPERATING EXPENSES	(251.5)	(40.5)	(50.3)
Net personnel expenses	(151.9)	(12.6)	(30.7)
Personnel	(181.1)	(15.2)	(38.5)
In-house work on fixed assets	29.2	2.6	7.8
Net External Services	(99.6)	(27.9)	(19.6)
External services	(138.1)	(32.8)	(19.7)
Other operating revenues	38.5	4.9	0.1
TAX	(44.7)	(1.3)	(1.0)
EBITDA	**734.1**	**96.5**	**40.6**
Amortization and Provisions	(199.7)	(32.9)	(5.2)
EBIT/Operating Profit	**534.4**	**63.6**	**35.4**
Financial Result	(80.8)	(22.2)	(4.3)
Companies using equity method	1.9	3.0	11.1
Income from non-current assets	0.3	(0.1)	(2.7)
PROFIT BEFORE TAXES	**455.8**	**44.3**	**39.5**
Corporate income tax and minority interests	(171.2)	(12.2)	(9.6)
Net Profit	**284.6**	**32.1**	**29.9**



Domestic energy business

First quarter fiscal year 2006 (Unaudited)

Million euros

	GENER.	RENEW.	DISTRIB.	SUPPLY	CORP.
Net Sales	1,345.8	215.2	262.1	622.4	(396.8)
Procurements	(556.6)			(629.0)	389.9
EMISSION ALLOWANCES	(107.4)				
GROSS MARGIN	**681.8**	**215.2**	**262.1**	**(6.6)**	**(6.9)**
EMISSION ALLOWANCES	6.2				
NET OPERATING EXPENSES	(118.5)	(30.6)	(124.5)	(14.1)	11.6
Net personnel expenses	(53.1)	(5.3)	(51.1)	(11.4)	(35.4)
Personnel	(57.8)	(6.5)	(69.0)	(11.6)	(36.8)
In-house work on fixed assets	4.7	1.2	17.9	0.2	1.4
Net External Services	(65.4)	(25.3)	(73.4)	(2.7)	47.0
External services	(73.1)	(27.7)	(89.7)	(9.8)	57.6
Other operating revenues	7.7	2.4	16.3	7.1	(10.6)
TAX	(18.0)	(1.9)	(24.2)	(3.7)	(0.9)
EBITDA	**551.5**	**182.7**	**113.4**	**(24.4)**	**3.8**
Amortization and Provisions	(96.4)	(41.7)	(63.4)	(3.4)	(7.0)
EBIT / Operating Profit	**455.1**	**141.0**	**50.0**	**(27.8)**	**(3.2)**
Financial Result	(20.0)	(21.2)	(17.4)	0.3	(73.6)
Companies using equity method	(2.0)		0.6	0.0	0.0
Income from non-current assets	0.3			0.0	2.2
PROFIT BEFORE TAXES	**433.4**	**119.8**	**33.2**	**(27.5)**	**(74.6)**
Corporate income tax and minority interests	(146.9)	(44.0)	(10.6)	9.8	0.2
NET PROFIT	**286.5**	**75.8**	**22.6**	**(17.7)**	**(74.4)**

First quarter fiscal year 2005

Million euros

	GENER.	RENEW.	DISTRIB.	SUPPLY	CORP.
Net Sales	864.5	120.6	352.0	778.1	20.1
Procurements	(316.4)		(3.2)	(768.9)	(8.7)
EMISSION ALLOWANCES	(42.1)				
GROSS MARGIN	**506.0**	**120.6**	**348.8**	**9.2**	**11.4**
EMISSION ALLOWANCES	34.4				
NET OPERATING EXPENSES	(92.1)	(22.1)	(126.7)	(26.0)	15.2
Net personnel expenses	(49.9)	(2.6)	(48.1)	(15.6)	(35.8)
Personnel	(56.3)	(3.8)	(69.1)	(15.6)	(36.3)
In-house work on fixed assets	6.4	1.2	21.0	0.0	0.5
Net External Services	(42.2)	(19.5)	(78.6)	(10.4)	51.0
External services	(59.7)	(20.5)	(98.4)	(20.0)	60.4
Other operating revenues	17.5	1.0	19.8	9.6	(9.4)
TAX	(15.7)	(1.1)	(21.4)	(6.2)	(0.1)
EBITDA	**432.6**	**97.4**	**200.7**	**(23.0)**	**26.5**
Amortization and Provisions	(93.8)	(32.9)	(58.9)	(7.5)	(6.6)
EBIT/Operating Profit	**338.8**	**64.5**	**141.8**	**(30.5)**	**19.9**
Financial Result	(26.6)	(11.2)	(16.3)	(3.5)	(23.1)
Companies using equity method			2.0	(2.4)	2.3
Income from non-current assets			(0.4)	(2.4)	3.1
PROFIT BEFORE TAXES	**312.2**	**53.3**	**127.1**	**(38.8)**	**2.2**
Corporate income tax and minority interests	(109.4)	(18.7)	(40.9)	8.1	(10.5)
NET PROFIT	**202.8**	**34.6**	**86.2**	**(30.7)**	**(8.3)**



Statement of sources and uses of funds
First quarter fiscal year 2006
(Unaudited)

	January - March 2006	January – March 2005	Difference
EBIT	788	633	155
Amortizations	249	230	19
Provisions	19	8	11
Applications for the pension funds	9	2	7
Operating Cash Flow	**1,066**	**873**	**193**
Interest paid	(195)	(161)	(34)
Interest received	41	58	(17)
Dividends received from affiliates	5	10	(5)
Minority interests	(6)	(5)	(1)
Tax	(221)	(188)	(33)
Gross Cash Flow	**690**	**587**	**103**
Dividends paid	(331)	(294)	(37)
Retained Cash Flow	**359**	**293**	**66**
Investments	(435)	(430)	(5)
Fixed asset disposals	0	0	0
Financial asset disposals	2	0	2
Taxes on investment activities	(1)	0	(1)
Pension payments and other	(54)	(34)	(20)
Total Cash Flow Applications	**(488)**	**(464)**	**(24)**
Capital subsidies received	29	10	19
Change in working capital	(450)	(310)	(140)
Change in debt	549	471	78
FX Impact	2	20	(18)
Change in Gross Debt	**551**	**491**	**60**



Stock market evolution


120
115
110
105
100
95
31/12/05
07/01/06
14/01/06
21/01/06
28/01/06
04/02/06
11/02/06
18/02/06
25/02/06
04/03/06
11/03/06
18/03/06
25/03/06
IBERDROLA
IBEX 35
Stoxx Utilities
Euro Stoxx Utilities

IBERDROLA Stock	Q1 2006	Q1 2005
Number of shares outstanding	901,549,181	901,549,181
Share price at close of period	26.64	20.18
Average price over period	24.97	19.37
Average daily volume	6,981,824	8,036,406
Maximum volume (02-21-06/01-05-05)	26,886,823	41,408,694
Minimum volume (01-02-06/01-10-05)	2,086,955	2,353,394
Dividends paid (€)	0.89	0.77
Interim (2 January 2006/3 January 2005)	0.37	0.33
Additional (Payable on 3 July 2006/1 July 2005)	0.52	0.44
Yield per share (Div. paid year/price close of previous year)	3.8%	4.1%

IBERDROLA's Credit Rating		
Agency	**Rating**	**Outlook**
Standard & Poors (*)	A+	Negative
Moody´s (*)	A2	Negative
Fitch IBCA (*)	AA-	Negative

(*) By virtue of the agreement for the acquisition of assets signed with Gas Natural and subject to the approval of the pertinent authorities:

- S&P has placed IBERDROLA at "credit watch with negative implications"
- Moody's has placed IBERDROLA at "review for a possible downgrade"
- After Government approval of Gas Natural bid over Endesa, Fitch placed the ratings for IBERDROLA at "credit watch negative" (RWN). On February of 2006, it upgraded its rating from A+ to AA- as a result of a change in its analysis methodology.



APPENDIX.- IBERDROLA and sustainability

The contribution of IBERDROLA to sustainable development is reflected in several social responsibility practices that attend to the needs and expectations of its Interest Groups, with whom the Company maintains a complex of means of communication and dialogue.

By these practices IBERDROLA achieves: communication on goals, activities, and successes achieved in the three aspects of sustainable development (economic, environmental, and social), as well as receiving the evaluations and requests from the parties involved.

1. SUSTAINABILITY INDICATORS

Sustainability Indicators	Q1 2005	Q1 2006
Contribution to GDP (Gross Margin) (*)	0.47%	0.46%
Contribution to GDP (Net Sales) (*)	0.88%	1.07%
Investments in equipment (million euros)	417	425
Investments in clean generation (million euros)	89.4	91.8
Net profit (million euros)	403.2	346.6
Dividend yield (%)	4.1%	3.8%
CO_2 emissions in the period (gr. CO_2/kWh). CO_2 /kWh). Total	264	244
CO_2 emissions in the period (gr. CO_2/kWh). CO_2 /kWh). Spain	238	209
Emission-free production: total (GWh)	10,586	11,297
Emission-free production: Spain (GWh)	10,370	11,067
Production free of emissions over total production (%)	49.5%	48.8%
Ratio of emission-free production in Spain to total production (%)	61.7%	62.3%
Total emission-free installed capacity: (MW)	15,679	16,376
Total emission-free installed capacity:	60.5%	58.7%
Emission-free installed capacity: Spain (MW)	15,372	16,077
Emission-free installed capacity: Spain	68.0%	65.3%

(*) Annual totals for 2005 compared to 2004. Source: GDP data prepared by INE (latest date published IV quarter of 2005)

NOTE: These indicators have been considered by SAM (Sustainability Asset Management) to be the European benchmark on information concerning Sustainability.


IBERDROLA

Change in specific emissions in the thermal mix: CO_2, SO_2, particles, and NO_X


CO2 emission, specific thermal mix Spain
(g/kWh)
623
554
Q1 2005
Q1 2006


SO2 emission, specific thermal mix Spain
(g/kWh)
2.26
1.64
Q1 2005
Q1 2006


Particle emission, specific thermal mix Spain
(g/kWh)
0.16
0.13
Q1 2005
Q1 2006


NOx emission, specific thermal mix Spain
(g/kWh)
1.73
1.49
Q1 2005
Q1 2006

2. INDEXES, RATINGS AND AWARDS

Presence of IBERDROLA in Indexes and Rankings of Sustainability, Reputation, and Corporate Governance

Sustainability	Rating/Position
Dow Jones Sustainability World Index 05	77 points/Group of leaders: Among the top 3 in the Worldwide Utilities category
Dow Jones Sustainability Stoxx Index 05	77 points/Group of leaders: Among the top 3 in the European Utilities category
OEKOM	B-/Group of leaders: Top Spanish company and among the top 3 in the Worldwide Utilities category
Global 100 Most Sustainable Corporations in the World Pacific Sustainability Index (PSI)	IBERDROLA among the 100 most sustainable companies in the world Group of leaders: Among the top 3 in the Energy & Utilities Sectors category
Carbon Disclosure Project	Member of the Climate Leadership Index 2005
Business Week, Climate Group	Group of leaders: Among the top 3 in the ranking of most outstanding companies in the management of greenhouse gases and ranked among the top 10 companies in the world contributing most to the reduction of greenhouse gases with leadership in environmental management in the last 10 years
INNOVEST	Included in group 5 "Best in Class" in the utilities industry.
VIGEO	Ranking of from neutral to positive in the main categories
EIRIS - Evaluator of FTSE4GOOD	IBERDROLA is in the process of evaluation
Corporate reputation	
MERCO 2006	Leader in the energy, gas, and water industry
Corporate governance	
FTSE ISS Corporate Governance Index (CGI)	IBERDROLA has been included in the index

IBERDROLA, one of the companies with the best corporate reputation in the country

Fulfilment of the commitments to its Interest Groups and responsible conduct by the Company have won IBERDROLA recognition as one of the companies with the best corporate reputation in our country. According to the results of the 2006 issue of the Monitor Español de Reputación Corporativa (MERCO), the main index on


MERCO: IBERDROLA classification
Place 34
Place 17
Place 8
2002
2004
2006


IBERDROLA

reputation among those published in Spain, IBERDROLA holds the number eight position among 100 companies that comprise the general ranking and is the leader in the energy, gas, and water industry.

With respect to the company leaders, the Vice President and Managing Director of Iberdrola, Ignacio Galán, is ranked among the top ten of the 100 executives evaluated and, furthermore, is at the top of the ranking for the industry.

3. ENVIRONMENTAL COMMITMENT

IBERDROLA is situated in the group of the 5 "Best in class utilities" in Socially Responsible Investment according to the ranking done by Innovest SRI Rating & Societé Generale

Since the end of February 2006 the SRI ratings done by Innovest have been available for companies in Europe and nearby countries, covering a total of 681 companies. The Socially Responsible Investment Analysis Team of Societé Generale has processed this data, obtaining the companies that are the Best in Class for each industry. The ranking of "Best in Class" obtained for the utilities industry is as follows:

"Best in class" Companies in Socially Responsible Investment, Utilities Industry	
1	Centrica
2	IBERDROLA
3	Scottish & Southern Energy
4	Scottish Power
5	Verbund

Source: Innovest, SG Equity Research

We are improving our handling of Corporate Social Responsibility according to the analysts of VIGEO

IBERDROLA has improved its score by 5 points in the preliminary 2005 evaluation done by the analysts of VIGEO, reaching 50 points, compared to the 45 obtained in 2004. IBERDROLA is thus situated closer to the maximum grade for the utilities industry, which is situated at about 62 points. The areas where IBERDROLA has significantly increased its evaluation were the prevention and control of contamination, going from 14 to 46 points, and the protection and control of biodiversity, going from 59 to 65 points. In addition, IBERDROLA continues to maintain leadership grades in other important areas such as the development of green products and services, with 96 points, and environmental strategy and eco-design, at 73 points.

VIGEO: Development of green products and services


100
IBERDROLA
96
IBERDROLA
96
50
2004
2005


VIGEO: Environmental strategy and eco-design
100
50
IBERDROLA
73
IBERDROLA
73
2004
2005

IBERDROLA has become the principal private participant in the Fondo Español de Carbono

IBERDROLA has become the principal private participant in the Fondo Español de Carbono for trading in greenhouse effect gases and emissions, after making a commitment to acquire 1,645,000 tons of CO_2. This fund, in which the Government and 12 companies participate, is managed by the World Bank and it enables IBERDROLA to fulfil the commitments deriving from application of the Kyoto Protocol at a cost lower than what is now negotiated on the European CO_2 markets, with a price per credit at about 27 euros.

The Fondo Español de Carbono will acquire such credits from projects that avoid CO_2 emissions in developing countries that have ratified Kyoto but are exempt from reducing their emissions between 2008 and 2012. The money obtained for the credits will make such projects possible, which will make a significant reduction possible in greenhouse effect gases that cause global warming, the ultimate objective of the Protocol. Joining the Fondo Español de Carbono represents a further demonstration of the commitment of IBERDROLA to the environment and sustainable development. In this respect, it has been a pioneer in the implementation of cleaner electricity energy generation technologies, as demonstrated by its historical commitment to hydroelectric since its founding already more than 100 years ago.


How the GG-CAP Carbon Fund operates
Purchaser (countries or companies)
Funds for purchasing
Credits
Credits from
projects
Carbon fund
Price agreed to
for credits
Credits
Companies responsable for projects



4. CONTRIBUTION TO SOCIAL DEVELOPMENT

For IBERDROLA, the key events of the first quarter of 2006 for social aspects were as follows:

Specific projects

- **Support for disabled persons.** IBERDROLA is continuing to develop its ambitious "Implica2" Project, meant for training disabled persons so that they can participate in the labour market. What stands out in this quarter is its support for the Council of Castile-La Mancha, cooperating in various presentations and visits for availing the Asprona organization in Albacete of the experience of Fundación Lantegi Batuak. The ultimate objective of IBERDROLA is to extend this "model" of support to its other areas of influence. Furthermore, it has continued to cooperate with various initiatives that help the disabled in the Basque Region, Castile and León, Castile-La Mancha, and the Community of Valencia.

- **Family Responsibility Business Certificate.** In this period there has been a review of the basic processes required for obtaining certification. The most significant indicators are being defined and the systems are being designed for the measurement, control, and monitoring of the conciliation policies implemented for obtaining the certificate, issued by the *Fundación + Familia.*

"Surrounding Economic Development" Programme

- **Regional Advisory Boards.** Various meetings have been held of the Advisory Boards of Castile and León, and of the Community of Valencia, respectively, comprised of important industrial and financial groups from these autonomous communities.

- **Support for companies in Castile and León.** IBERDROLA intends to help improve the competitiveness of small businesses in Castile and León by incorporating participation in the Foro de Empresas and Organizaciones Inductoras de la Excelencia. This forum was created as an advisory body for the Council of Castile and León on the subject of innovation and excellence in business management.

- **Dissemination of Corporate Social Responsibility.** IBERDROLA participated in 4 conferences promoting corporate social responsibility practices, presenting the "IBERDROLA model" in business and academic circles.

"Art and Culture" Programme

- **Reconstruction and Illumination of Monuments.** Agreements have been signed for cooperation in executing the following projects: Illumination of the cathedral and the murals in Ciudad Rodrigo (Salamanca), restoration of the Zeanuri (Vizcaya) parish church, illumination of the Casita del Príncipe in the Escorial (Madrid), and illumination of the sanctuary of La Virgen del Rosario in Hellín (Albacete). In addition, the Chairman, the Vice Chairman, and the Vice President and Managing Director of IBERDROLA inaugurated the "La luz de Flandes" exposition in Burgos, displaying the restoration work on the Cartuja de Miraflores, undertaken with the cooperation of our Company.

- **Publications.** The Fundación IBERDROLA, within the context of commitment to the dissemination of culture and science, has published two new books: *La democracia en América* (Alexis de Tocqueville) and *Recuerdos de mi vida. Santiago Ramón and Cajal* (published by Juan Fernández Santarén).

"Education and Training" Programme

- **Promotion of Energy Savings and Efficiency.** An agreement has been made with the Community of Madrid for the development of a plant of action (seminars, energy audits, etc.), with the purpose of informing public opinion as to the rational use of energy and thus being able to reach more sustainable development.

- **Museo de la Electricidad.** The IBERDROLA Museo de la Electricidad, located in San Agustín de Guadalix (Madrid), has received more than 20,000 visits since its inauguration (in the year 2003).

- **Electrical Safety Training.** Among its training campaigns in handling electricity facilities for occupational groups, IBERDROLA has provided a course meant for the fire-fighters of Guadalajara focused on the specific aspects of extinguishing fires at wind farms.

"Solidarity" Programme

- **Fundación IBERDROLA projects.** Fundación IBERDROLA has committed its support to 11 new social action projects meant for the disabled, immigrants, and other disadvantaged groups.

- **V International Forum of the Alliance of Cities Against Poverty.** IBERDROLA has supported the municipality of Valencia in holding this forum, organized jointly by that administration and the United Nations Programme for Development, with the cooperation of the Parliament of Valencia.

5. CORPORATE GOVERNANCE

The highlights for Corporate Governance over the first quarter of 2006 were as follows:

General Shareholders' Meeting

This past 30 March 2006, a regular general shareholders' meeting was held in which the Chairman, Mr. Iñigo de Oriol, said goodbye to the shareholders making reference to the meeting of the board of 20 April 2005 which, among other things, adopted the resolution, made public appropriately thereafter, that the Vice Chairman and Managing Director, Mr. Ignacio Sánchez Galán, was succeeding him as Chairman on the board that was to meet on the coming 26 April 2006.

In addition, that meeting of the board resolved to modify certain articles of the charter and of the bylaws of the general shareholders' meeting:

a) Modification of Article 19 of the charter and Article 8 of the bylaws of the general shareholders' meeting to adapt the wording of both provisions to that established in the First Final Provision of Law 19/2005 of 14 November on European joint stock companies domiciled in Spain with respect to extending the term for publication of the



notice of meeting for a general shareholders' meeting and the right of shareholders to request publication of a supplement to the notice of meeting including new points on the agenda of meeting.

b) Modification of Article 22 of the charter and Article 10 of the bylaws of the general shareholders' meeting so as to eliminate the requirement relating to the minimum number of shares conferring the right to attend a general shareholders' meeting.

Furthermore, it was resolved that the firm "ERNST & YOUNG, S.L." be appointed as auditor for the Company and its Consolidated Group, which firm will do the auditing for a period of 3 years for the annual reports for fiscal years 2006, 2007, and 2008. This resolution was adopted upon the proposal of the Board of Directors upon the prior favourable report from the Committee on Auditing and Compliance and after the holding of bidding among the major international auditing firms within the context of the "IBERDROLA Group Policy on Retaining Auditors" approved by that committee on 23 November 2005.

Finally, it was resolved to ratify the appointment of Mr. Xabier de Irala Estévez and of Mr. Jesús María Cadenato Matía, directors designated by cooption on 20 April 2005.

Board of Directors

The Board of Directors, in its session held this past 22 February, unanimously resolved, upon the proposal of the Committee on Appointments and Remuneration, to reinstate Mr. Sebastián Battaner Arias as independent director, considering the fact of his present disassociation from the savings institutions grouped within Federación de Cajas de Ahorro de Castile y León, his lengthy professional experience, his demonstrated independence in judgment and solid personal prestige, as well as his broad institutional presence in an area of extreme importance to IBERDROLA, S.A.

This assumes that the mentioned savings institutions, as of the date of that resolution, ceased to be deemed the holders of significant shares, considering the equity share thereof and the lack of representation on the board.

Reports and other resolutions

This past 22 February 2006, the Board approved the Annual Report on Corporate Governance for 2005, in accordance with the form required by Circular 1/2004 of 17 March of the Spanish securities regulator (CNMV).

On the same date, the Board of Directors approved the Report on the Activities of the Audit and Compliance Board for fiscal year 2005, the publication of which is intended to contribute to "good practices" in corporate governance by disseminating the annual activities of the latter Board.

Disclosure

One of our Company's core corporate governance principles is to promote maximum transparency in the information -financial and other- provided to shareholders and markets. In line with this commitment, in the first quarter of 2006, the



company maintained a high level of activity with regard to information for institutional investors and financial analysts, which no doubt contributed to the excellent performance of IBERDROLA's stock over the period.

Furthermore, the Spanish stock market commission has been informed as to all of the pertinent facts arising in relation to the Corporate Governance of the Company, such as the notice of meeting, documentation, and resolutions of the general shareholders' meeting held this past 30 March, providing as well the Periodic Public Information and the Annual Financial Statements for 2005, which include material on related transactions.



Spanish stock market commission (CNMV): Principal relevant facts and other communications since January	
Event	Registration No.
IBERDROLA has acquired from Naturener 100% of its subsidiary Naturener Eólica, which is availed of 280 MW of capacity in an advanced stage of development in the autonomous communities of Castile-La Mancha, Andalusia, and Castile and León.	63203
The Company provides the memorandum relating to the position of Iberdrola Portugal in relation to EDP, Galp and the reorganization of the Portuguese energy industry.	19779
IBERDROLA and GAMESA, by means of the Nuevas Inergías Ibéricas consortium, in which there is also participation on the part of the Portuguese companies lusas Visabeira, Alberto Mesquita, MECI, and Galucho, on this date in Lisbon presented an *industrial project* contemplating the construction of five wind power generation plants in Portugal that will represent a significant investment.	19822
The Company informs as to the date of the presentation of its annual results.	19873
IBERDROLA informs that, in execution of the resolution of the Board of Directors, it is going to offer its employees, for the second consecutive year, the ability to receive a portion of the variable remuneration in shares. The delivery is to take place during the month of March 2006.	19891
IBERDROLA provides the press release relating to the decision from the government on the Endesa tender offer from Gas Natural.	19904/63837
The Company provides information on its results for 2005.	19906/63985/19935
The Company provides the resolutions of the Board of Directors held on 22 February 2006.	64281
The Company provides the Annual Corporate Governance Report for 2005.	64298
The company provides additional information on the Regular General Shareholders' Meeting to take place on 29 or 30 March 2006, in first or second call, respectively.	64342
The Company provides the corrected text of the resolution relating to point nine on the agenda of meeting for the general shareholders' meeting.	64510
The Company informs that through the consortium Nuevas Energías Ibéricas (NEI), in which Gamesa and the Portuguese companies Visabeira, Alberto Mesquita, MECI, and Galucho also have holdings, they submitted their application this past Friday, 24 February, for bidding for the share of wind power capacity in Portugal called by the Portuguese government in 2005.	20141
Unicaja informs that it has increased its share in IBERDROLA to reach 1.5% of the equity.	64777
The Company provides a continuation of Communiqué No. 19891 relating to the delivery of shares in the Company to its employees as part of their variable remuneration.	20184
The Company informs that the Regular General Shareholders' Meeting held on 30 March, 2006, with a favourable vote greater than two thirds of the capital present and represented, approved each of the resolutions included on the agenda.	65375

IBERDROLA informs you that the data used to send you this information are included in a file property of IBERDROLA, S.A., with the only purpose of sending you financial information about the Company. Such data were included in our file either at your request or due to previous relations held between you and IBERDROLA.

As stated by the Organic Law 15/1999 of 13 December on the Protection of Personal Data (Ley Orgánica de Protección de Datos de Caracter Personal, LO 15/1999), you can at any time exercise your rights of access, rectification, objection and cancellation on your personal data. Should this be the case, you must send a letter, with a photocopy of your identity card or passport attached, to the following address:

IBERDROLA, S.A.
Investor relations
C/ Tomás Redondo, 1
28033 - Madrid (Spain)

Notwithstanding this, if you are not interested in receiving any more information related to Iberdrola, please let us know by calling the toll free line +34 900 10 00 19.


IBERDROLA

IBERDROLA, S.A.
Investor relations
Phone: 00 34 91 784 2804
Fax: 00 34 91 784 2064
investor.relations@iberdrola.es


IBERDROLA



Reinforcement of Iberdrola's shareholder position in EDP

1. In accordance with the information already sent to the *Comissão do Mercado de Valores Mobiliários* in Portugal and to the National Securities Market Commission in Spain, Iberdrola Portugal has reinforced its shareholding in EDP – Energias de Portugal – from 5.7% to 9.5% of the capital stock. The acquisitions that have allowed this reinforcement of Iberdrola's position were made in the market.

   With this reinforcement of its shareholding in EDP, Iberdrola Portugal takes another step in the commitments assumed within the framework of restructuring the energy sector and reorganising the business perimeter and capital structures of EDP and Galp.

   Taking into account the orientations and decisions of the National Energy Strategy approved by the Resolution of the Council of Ministers of the Portuguese Government on 24 October 2005, Iberdrola arranged to concentrate the totality of its shareholding position in exclusively one of the two companies (EDP or Galp), in accordance with the option considered to be the most favourable for this new energy strategy of the Portuguese government.

   Having specified the concentration option in EDP, Iberdrola Portugal has already stated to the Portuguese Government its willingness to sell the 4% position that it still holds in Galp, within the framework of Public Offering of Shares being prepared for this company.

2. Iberdrola Portugal understands that it is appropriate and suitable on this occasion to inform the market of its position as an EDP shareholder, and in particular as regards the new corporate bodies elected in the General Assembly of 30 March.

   Iberdrola Portugal supports the new model of government (absent from the executive board of directors and from the general and supervisory board). It subscribed to and voted favourably, together with other reference shareholders of EDP, on the lists for the corporate bodies that were elected as well as on the amendments made to its By-laws.

   As regards its participation on the General and Supervisory Board, Iberdrola Portugal maintains its decision, made public in January, not to participate for now in this corporate body of EDP.

   The initiative to submit the effective exercise of its shareholding right to a vote of the shareholders – in accordance with the Commercial Corporations Code and with the By-laws of EDP – will be determined by Iberdrola Portugal at the appropriate time, when the conditions are right so that such initiative can contribute to strengthening EDP.



3. Iberdrola Portugal considers that the mandate of the new Board of Directors of EDP, now having started, represents an opportunity to create value for the company, and it reaffirms its willingness, in loyal cooperation with the Board of Directors and with all other corporate bodies of EDP, to identify mutually advantageous projects capable of creating synergies that generate value for both the EDP group and for the Iberdrola group, thereby always protecting against any potential conflicts of interest, in accordance with current legislation.

   Iberdrola Portugal will exercise its role as a shareholder of EDP within this framework of confidence and support for the new corporate bodies of EDB and in order to contribute to the success of restructuring the energy sector.

27 April 2006


IBERDROLA



Reinforcement of Iberdrola's shareholder position in EDP

1. In accordance with the information already sent to the *Comissão do Mercado de Valores Mobiliários* in Portugal and to the National Securities Market Commission in Spain, Iberdrola Portugal has reinforced its shareholding in EDP – Energias de Portugal – from 5.7% to 9.5% of the capital stock. The acquisitions that have allowed this reinforcement of Iberdrola's position were made in the market for an amount of 332 million euros.

   With this reinforcement of its shareholding in EDP, Iberdrola Portugal takes another step in the commitments assumed within the framework of restructuring the energy sector and reorganising the business perimeter and capital structures of EDP and Galp.

   Taking into account the orientations and decisions of the National Energy Strategy approved by the Resolution of the Council of Ministers of the Portuguese Government on 24 October 2005, Iberdrola arranged to concentrate the totality of its shareholding position in exclusively one of the two companies (EDP or Galp), in accordance with the option considered to be the most favourable for this new energy strategy of the Portuguese government.

   Having specified the concentration option in EDP, Iberdrola Portugal has already stated to the Portuguese Government its willingness to sell the 4% position that it still holds in Galp, within the framework of Public Offering of Shares being prepared for this company.

2. Iberdrola Portugal understands that it is appropriate and suitable on this occasion to inform the market of its position as an EDP shareholder, and in particular as regards the new corporate bodies elected in the General Assembly of 30 March.

   Iberdrola Portugal supports the new model of government (absent from the executive board of directors and from the general and supervisory board). It subscribed to and voted favourably, together with other reference shareholders of EDP, on the lists for the corporate bodies that were elected as well as on the amendments made to its By-laws.

   As regards its participation on the General and Supervisory Board, Iberdrola Portugal maintains its decision, made public in January, not to participate for now in this corporate body of EDP.

   The initiative to submit the effective exercise of its shareholding right to a vote of the shareholders – in accordance with the Commercial Corporations Code and with the By-laws of EDP – will be determined by Iberdrola Portugal at the appropriate time, when the conditions are right so that such initiative can contribute to strengthening EDP.



IBERDROLA

3. Iberdrola Portugal considers that the mandate of the new Board of Directors of EDP, now having started, represents an opportunity to create value for the company, and it reaffirms its willingness, in loyal cooperation with the Board of Directors and with all other corporate bodies of EDP, to identify mutually advantageous projects capable of creating synergies that generate value for both the EDP group and for the Iberdrola group, thereby always protecting against any potential conflicts of interest, in accordance with current legislation.

   Iberdrola Portugal will exercise its role as a shareholder of EDP within this framework of confidence and support for the new corporate bodies of EDB and in order to contribute to the success of restructuring the energy sector.

27 April 2006

ANNEX EXPLAINING SIGNIFICANT EVENTS

E - 3. Other significant increases or reductions of fixed assets (stakes of over 10% in unlisted companies, significant investments or divestments of fixed assets, etc).

Increase in share capital of NEOTEC CAPITAL RIESGO SOCIEDAD DE FONDOS, S.A., S.C.R., in which IBERDROLA maintains a direct interest of 7.93%.

Ancillary investment in IBERDROLA PORTUGAL ELECTRICIDAD E GAS, S.A. (100% held by IBERDROLA, S.A.). Following this operation the indirect interest of IBERDROLA, S.A. in that company remains unchanged.

Increase in share capital of IBERDROLA DISTRIBUCIÓN DE GAS, SAU, by IBERDROLA, S.A. Following this operation the direct interest of IBERDROLA, S.A. in that company remains unchanged. (pending registration at the Commercial Registry).

Sale by IBERDROLA, S.A. of 100% of its stake in MEDIA PARK, S.A. to IBERDROLA INMOBILIARIA, S.A., (100%-owned by IBERDROLA, S.A.), so that IBERDROLA S.A.'s shareholding in that company remains unchanged.

Purchase by VINZEO TECHNOLOGIES, S.A. (50%-owned by CORPORACION IBV, PARTICIPACIONES EMPRESARIALES, S.A., in turn 50%-owned by IBERDROLA, S.A.) of 100% of the company named ARC, giving IBERDROLA, S.A. a 50% indirect interest in that company.

Sale by IBERDROLA INMOBILIARIA, S.A. (100%-owned by IBERDROLA, S.A.) of 30% of FIUNA, S.A., leaving IBERDROLA an indirect interest of 70% in that company.

Increase in share capital of MEDIA APPLICATIONS, S.A. (50% held by MEDIA PARK, S.A. and IBERDROLA, S.A. respectively), by capitalisation of debt. After this operation, MEDIA PARK, S.A. holds 71.38% and IBERDROLA, S.A. holds 28.62% of the shares in the company, bringing IBERDROLA's direct interest in that company to 100%.

Purchase by IBERENOVA PROMOCIONES (100%-owned by IBERDROLA ENERGIA RENOVABLES, II, in turn 100%-owned by IBERDROLA, S.A.) of 100% of the capital of NATURENER, S.A., and change of corporate name to PARQUES EÓLICOS REUNIDOS, SAU, giving IBERDROLA an indirect interest of 100% in that company.

Increase in share capital of the German company IBERDROLA REGENERATIVE ENERGIEN Gmbh (100%-owned by IBERDROLA ENERGÍA RENOVABLES II, in turn 100%-owned by IBERDROLA, S.A.). Following this operation the indirect interest of IBERDROLA, S.A. in that company remains unchanged.

Incorporation, by IBERDROLA ENERGÍA RENOVABLES II, S.A., (100%-owned by IBERDROLA, S.A.) of the US company IBERDROLA RENEWABLE ENERGIES USA LIMITED, giving IBERDROLA an indirect interest of 100% in that company.

Additional funding provided AEOLIA PRODUÇAO DE ENERGIA (100%-owned by IBERDROLA ENERGÍA RENOVABLES II, in turn 100%-owned by IBERDROLA, S.A.). Following this operation the indirect interest of IBERDROLA, S.A. in that company remains unchanged.

Incorporation by IBERDROLA INGENIERIA Y CONSTRUCCION, S.A.U. (100% owned by IBERDROLA, S.A.) of the Polish company IBERDROLA ENGINEERING AND CONSTRUCTION POLAND SP. Z.O.O., giving IBERDROLA an indirect interest of 100% in that company.

Incorporation by IBERDROLA INGENIERIA Y CONSTRUCCION, S.A. (100% owned by IBERDROLA, S.A.) of the English company IBERDROLA ENGINEERING AND CONSTRUCTION UK LTS., giving IBERDROLA an indirect interest of 100% in that company.

Incorporation by IBERDROLA INGENIERIA Y CONSTRUCCION, S.A. (100% owned by IBERDROLA, S.A.) of the Russian company IBERDROLA INZHINIRING I STROITEISTVO LIMITED LIABILITY COMPANY, giving IBERDROLA an indirect interest of 100% in that company (registered but pending issue of certificate of registration).

E - 5. Issues, redemptions or cancellations of debentures

ISSUE	DATE	REDEMPTION DATE	NOMINAL	AMOUNT REDEEMED (€)
ID. May 57	31.05.57	02.01.06		92.554,00 (L)
ID. Abr 58	20.04.58	02.01.06		87.145,00 (L)

(L): Lottery

E - 6. Changes of Directors or the Board of Directors

The resolutions adopted at the General Meeting held on 30 March 2006 included the following:

RESOLUTIONS RELATINGTO ITEM 10
(Item Ten on the Agenda)

- Ratification of Directors appointed by cooptation since the last General Meeting:
  a) Ratification of the appointment as Director of Mr Xabier de Irala Estévez, agreed by the Board Meeting dated 20 April 2005.
  b) Ratification of the appointment as Director of Mr Jesús María Matía, agreed by the Board Meeting dated 20 April 2005.

The General Meeting of Shareholders, on the proposal of the Board of Directors, adopted the following resolutions.

a) "To ratify, pursuant to s. 138 of the Consolidation of the Corporations Act and Art. 48.3 of the Articles of Association, the appointment by cooptation by the Board on 20 April 2005 of Mr Xabier de Irala Estévez as Director, whose appointment was made by resolution stating litteral as follows, which is fully ratified by the General Meeting:

"5°.- To appoint as member of the Board of Directors by cooptation, pursuant to s. 138 of the Consolidation of the Corporations Act and Art. 48.3 of the Articles of Association, on the proposal of the Board of BBK - shareholder of IBERDROLA, S.A. – and to reserve approval or ratification until the first subsequent General Meeting of Shareholders, of Mr Xabier de Irala Estévez, who is a shareholder of the company, of full age, married, with Spanish nationality and whose business address for this purpose is Calle Gran Vía n° 30, Bilbao, with National ID N° 04.847.996-X to cover the vacancy in the Board left by Mr. Santiago Mayner Oyarbide. The new Board Member will be classified as external director representing substantial shareholders, and will exercise his duties as such until 16 June 2006, the date corresponding to the end of the term of Mr. Santiago Mayner Oyarbide whom he substitutes.

The Board of Directors expressly noted that Mr. Xabier de Irala Estévez, attending the meeting, accepted the position as member of the Board of Directors of the Company, as well as his declaration of not being affected by any legal incompatibility for performing the corresponding duties.

The express formal acceptance of Mr Xabier de Irala Estévez of the terms of Article 17 of the Rules governing the Board of Directors relating to resignation and removal from the Board, as well as the obligation set out in Article 49 of the Articles of Association to deposit ten thousand (10,000) shares of the Company as a guarantee for any liability he may incur during the performance of his duties was noted, and the Secretary delivered to him a copy of the Company Articles of Association and Regulations that govern the Company."

b) "To ratify, pursuant to s. 138 of the Consolidation of the Corporations Act and Art. 48.3 of the Articles of Association, the appointment by cooptation by the Board on 20 April 2005 of Mr Jesús María Cadenato Matía as Director, which appointment was made by resolution stating litteral as follows, which is fully ratified by the General Meeting:

"6°.- "To appoint as member of the Board of Directors by cooptation, pursuant to s.138 of the Consolidation of the Corporations Act and Art. 48.3 of the Articles of Association, on the proposal of the Board of BBVA - shareholder of IBERDROLA, S.A. – and to reserve approval or ratification until the first

subsequent General Meeting of Shareholders of Mr Jesús María Cadenato Matía, who is a shareholder of the company, of full age, married, with Spanish nationality and whose business address for this purpose is Paseo de la Castellana nº 81, Madrid, , with National ID Nº 14.917.785-P to cover the vacancy in the Board left by Mr. José Antonio Fernández Rivero. The new Board Member will be classified as external director representing substantial shareholders, and will exercise his duties as such until 16 June 2006, the date corresponding to the end of the term of Mr. José Antonio Fernández Rivero whom he substitutes.

The Board of Directors expressly noted that Mr. Jesús María Cadenato Matía, attending the meeting, accepted the position as member of the Board of Directors of the Company, as well as his declaration of not being affected by any legal incompatibility for performing the corresponding duties.

The express formal acceptance of Mr Jesús María Cadenato Matía of the terms of Article 17 of the Rules governing the Board of Directors relating to resignation and removal from the Board, as well as the obligation set out in Article 49 of the Articles of Incorporation to deposit ten thousand (10,000) shares of the Company as a guarantee for any liability he may incur during the performance of his duties was noted, and the Secretary delivered to him a copy of the Company Articles of Association and Regulations that govern the Company."

E -7 Modifications to the Articles of Association

The resolutions adopted at the General Meeting held on 30 March 2006 included the following:

AGREEMENTS RELATED TO ITEM THREE
(Item Three on the Agenda)

- Modification of certain articles of the Articles of Association and Regulation governing the General Meeting of Shareholders:

  a) Modification of Article 19 of the Articles of Association and Article 8 of the Regulations of Shareholders Meetings, in order to adapt them to the provisions of the First Final Provision of Law 19/2005, of 14 November, on the European Corporations registered in Spain, as regards the extension of the term for publishing the calling of a General Meeting and the right of shareholders to request the publication of an any additional notification including new items on the Agenda.

  b) Modification of Article 22 of the Articles of Association and Article 10 of the Regulations of Shareholders Meetings in order to eliminate the requirement for a minimum number of shares in order to be able to attend a General Meeting of Shareholders.

The General Meeting of Shareholders, on the proposal of the Board of Directors, adopted the following resolutions.

a) Approval of the new text of Article 19 of the Articles of Association as well as that of Article 8 of the Regulations of the Shareholders Meetings, in order to adapt them to the provisions of the First Final Provision of Law 19/2005, of 14 November, in the following terms:

Articles of Association

"Article 19. Notice of General Meeting

1. *The General Meeting must be called formally by the Board of Directors by notice published in the Gazette of the Commercial Registry and in one of the newspapers with the largest circulation in Biscay, at least one month before the date fixed for the meeting, except if the law provides otherwise, in which case the legal provisions shall apply.*

2. *The Board of Directors must call a General Meeting in the following cases:*

   a) In accordance with the provisions of Article 18 of the Articles of Association.

   b) On written request by shareholders who hold or represent at least a shareholding as established by law, setting out in the request the items to be considered. In this case, the Board of Directors will call the General Meeting to be held within thirty (30) days of the date on which it was requested by notarial deed to call such meeting. The Board of Directors will establish the Agenda for the meeting, which must include the items set out in the request.

   c) When a public offer is made to purchase the shares issued by the Company, in order to inform the General Meeting about the public bid and to discuss and decide on such matters as may be put to their consideration. Any shareholder holding a right to vote representing at least one percent (1%) of the Share Capital will have the right to request matters to be included in the Agenda of the General Meeting that is called for this purpose.

3. *The notice must contain all the items required by law for each case, and in all events will determine the date, place and time for the meeting on first*

calling and all the matters that must be considered. The notice may in addition set the date, if need be, for holding the General Meeting on second call.

4. *Shareholders representing at least five per cent (5%) of the Share Capital may request a supplementary notice to be published in addition to the notice calling the General Meeting, setting out one or more items for the Agenda. This right must be exercised by certified notification that must be received at the corporate registered address within five (5) days of publication of the notice. The supplementary notice must be published at least fifteen (15) days before the date set for the General Meeting.*

5. *The General Meeting may not consider nor decide on any matter that is not included in the Agenda."*

Regulations of the General Meeting

"Article 8. Notice of General Meeting.

1. *In accordance with the terms of the Articles of Association, the General Meeting must be called formally by the Board of Directors by announcement published in the Gazette of the Commercial Registry and in one of the newspapers with the largest circulation in Biscay, at least* ***one month*** *before the date fixed for the meeting, except if the law provides otherwise, in which case the legal provisions shall apply.*

2. *The Board of Directors must call a General Meeting in the following cases:*

   a) In accordance with the provisions of Article 6(2) above.

   b) On written request by shareholders who hold or represent at least a shareholding as established by law, setting out in the request the items to be discussed. In this case, the Board of Directors will call the General Meeting to be held within thirty (30) days of the date on which it was requested by notarial deed to call such meeting. The Board of Directors will establish the Agenda for the meeting, which must include the items set out in the request.

c) When a public offer is made to purchase the shares issued by the Company, in order to inform the General Meeting about the public bid and to discuss and decide on such matters as may be put to their consideration. Any shareholder holding a right to vote representing at least one percent (1%) of the Share Capital will have the right to request matters to be included in the Agenda of the General Meeting that is called for this purpose.

3. *The notice must contain all the items required by law for each case, and in all events will determine the date, place and time for the meeting on first calling and all the matters that must be considered. The notice may in addition set the date, if need be, for holding the General Meeting on second call.*

4. *The Company will send a copy of the notice to the National Stock Exchange Commission (CNMV). The text of the notice will also be accessible on the website of the Company.*

5. *From the date of the notice, all information that is deemed fit to ensure the attendance and participation of shareholders at the Meeting will be published on the Company's website, including at least the following:*

   a) The documents relating to the General Meeting required by Law, with information on the Agenda, the proposals that are made by the Board of Directors, and any relevant information that shareholders may need in order to vote.

   b) The means of communication between the Company and shareholders and, in particular, explanations of how to exercise the shareholder's right to be informed, indicating the postal and electronic addresses to which shareholders may request information.

   c) The means and procedures to appoint a proxy for the Meeting.

   d) The means and procedures for voting remotely, including as the case may be any forms to certify assistance and voting at the General Meeting via a telecommunication network.

6. *Shareholders representing at least five per cent (5%) of the Share Capital may request a supplementary notice to be published in addition to the notice calling the General Meeting, setting out one or more items for the Agenda. This right must be exercised by certified notification that must be received at the corporate registered address within five (5) days of publication of the notice. The supplementary notice must be published at least fifteen (15) days before the date set for the General Meeting.*

7. *The Board of Directors may require a Notary to attend the General Meeting and prepare the minutes of the meeting. They must do so in those circumstances established by Law."*

b) Approval of the new text of Article 22 of the Articles of Association and Article 10 of the Regulations of Shareholders Meetings in order to eliminate the requirement for holding a minimum number of shares in order to be able to assist a General Meeting of Shareholders, in the following terms.

<u>Articles of Association</u>

"Article 22. Right to attend

1. *Any person holding shares with voting rights may attend a General Meeting and take part in its deliberations with right to be heard and to vote.*

2. *To exercise the right of attendance, shareholders must have the shares registered in their name in the corresponding company books five (5) before the day the General Meeting is to be held. This shareholding shall be certified using an attendance card or certificate of legitimacy issued by the entity or entities responsible for the company books, or any other means admitted by laws in force.*

3. *The members of the Board of Directors must attend the General Meetings. The Directors, Technical staff and other persons who have an interest in the proper functioning of corporate matters may be authorised by the Board of Administration to attend the General Meeting. The non-attendance of either will not affect the validity of the General Meeting.*

4. *The Chairman may allow the press, financial analysts and any other person s/he considers fit to have access to the General Meeting, however the General Meeting may revoke this permission.*

Regulations of the General Meeting

"Article 10. Right to attend

1. *Any person holding shares with voting rights may attend a General Meeting and take part in its deliberations with right to be heard and to vote.*

2. *To exercise the right of attendance, shareholders must have the shares registered in their name in the corresponding company books five (5) before the day the General Meeting is to be held. This shareholding shall be certified using an attendance card or certificate of legitimacy issued by the entity or entities responsible for the company books, or any other means admitted by laws in force.*

E - 9 Changes in the institutional regulation of the sector that significantly affect the economic and financial situation of the Company or Group.

Until the 31st March 2006, the following regulations were published, which may have a relevant effect on the activity of the electricity and gas sector:

ELECTRICITY SECTOR

- Royal Decree-Law 3/2006 of 24 February, modifying the means for matching offers for sale and purchase of energy presented simultaneously on the daily and interdaily electricity production market by actors in the electricity sector belonging to the same corporate group.
- Correction of errors in Royal Decree-Law 3/2006 of 24 February.

In this provision, the matching amounts of electrical energy offered and matched for these actors were assimilated to physical bilateral contracts, made prior to the program resulting from matching the daily market (before correcting the textual mistake, it read "before matching on the daily market"), so that these actors can only participate in the program resulting from the matching on the basis of the net position of the group to which they belong (before correction, the text indicated "they may only participate in the matching of the net position").

Only offers for sale under the ordinary regime and the purchase offers made by distributors will be taken into account for this. In relation to payment of the activities regulated by the CNE (National Energy Commission) during 2006,

the provisional price to be taken in account for distributors of energy purchased on the basis of this assimilation mechanism was 42.35 €/MWh.

In addition, due to the internalisation of the value of greenhouse gas emission rights in price formation in the wholesale electricity market, this Royal Decree reduces the remuneration of the affected generating units by equivalent amounts. What's more, due to the high volume of tariff shortfalls generated to date in 2006 it is advisable to discount the value of the emission rights in order to determine the quantity of this deficit.

- Royal Decree-Law 4/2006 of 24 February, modifying the functions of the CNE (National Energy Commission).

  This Royal Decree-law modifies the functions of the CNE establishing a new text for Additional Provision 11 of Law 34/1998 of 7 October on the Hydrocarbon Sector, which corrected a situation that was considered inadequate from two perspectives.

  Thus, on the one hand it expanded the 14th Function of the CNE both as regards purchases that require its authorisation: "purchase of shareholdings in companies with activities considered regulated or activities that are subject to administrative intervention implying special control" (nuclear and coal-fired power stations, activities in the electricity systems in the islands and outside the peninsular, gas storage activities using international gas pipelines that terminate or transit through the Spanish territory). This authorisation will also be required for direct purchases of assets required to carry out these activities.

  On the other hand, in relation to any denial to grant this authorisation, a new cause is added to that of the existence of significant risks, being "protection of the general interest in the energy sector and, in particular, guaranteeing that the policy objectives of the sector are adequately followed, with special concerns relating to assets that are considered strategic".

- Order ITC/913/2006 of 30 March, approving the method for calculating the cost of each of the fuels used and the procedure for dispatching and payment of energy in the island and extra-peninsular electricity systems.

  The content is summarised below with the following order.

- Order ITC/914/2006 of 30 March, establishing a method for calculating the retribution for the power guarantee for energy generation plants under the ordinary regime for island and extra-peninsular electricity systems.

  Both develop the terms of Royal Decree (RD) 1747/2003 regulating the extrapeninsular electricity systems. Being regulatory instruments, they do not modify the contents of this RD, so the characteristics regarding retribution and performance of activities and basic operation do not change, i.e.:

  - Regulated payment of investment costs via the Power Guarantee
  - Right to charge for the Power Guarantee from planned facilities
  - Dispatching on standard costs

- Intermediate payments of distributors and marketers at the peninsular market price
- The CNE makes the final payment of the retribution regulated by the Ministerial Orders.

These Ministerial Orders permit the provisional 2001-2005 cycle to be closed, essentially based on book costs and establishes the basis for future retribution based on standards. This refers to electricity production, and does not cover transport and distribution.

The methodology for dispatching and payment allows the REE to start performing its functions under the RD and enables the energy that has been traded since publication of the RD to be paid for.

- Resolution of 17 March 2006, of the General Secretary for Energy, approving Operation Procedures 4.1 "Resolution of congestion on the France-Spain interconnection" and 3.1 "Programming Generation", to adapt them to Order ITC/4112/2005 of 30 December.

  This resolution approves procedure PO 4.1 which develops a process for resolving congestion on the France-Spain interconnection using a system of explicit coordinated auctions (Phase I) set out in Annex I of Order ITC/4112/2005 of 30 December, which establishes the regime for performing intra-community and international electricity exchanges.

  In addition Red Electrica de España S.A. was authorised to participate in the explicit auction process for power capacity on the France-Spain interconnection to purchase the exchange capacity required to perform the energy supply contracts with EDF to REE and REE to EDF, referred to in Transitional Provision Nine of Law 54/1997.

  The resolution also approves PO 3.1 to establish a process for the daily scheduling of electricity generation on the basis of matching offers for sale and purchase of energy resulting from the daily and interdaily markets and from the communication of performance of bilateral contracts with physical delivery, so that demand is covered and the safety of the system is guaranteed.

- Resolution of 16 February 2006 of the National Energy Commission establishing, pursuant to Article 34 of Addition Provision Three of Royal Decree 6/2006 of 23 June, the list of main and dominant operators in the energy sectors.

  This Resolution also affects the gas sector, so it is not mentioned in the following section.

  The list of main operators takes into account the structure of corporate groups that exist at the time the list is made up. The list is set out below, together with last year's list so as to show changes:

	Main Operators in the Electricity Sector 2005	2006
1	Endesa Group	Endesa Group
2	Iberdrola Group	Iberdrola Group
3	Unión Fenosa Group	Unión Fenosa Group
4	Hidrocantábrico Group	Hidrocantábrico Group
5	Red Eléctrica Group	Viesgo Generación, S.L.
	Main Operators in the Gas Hydrocarbon Sector 2005	**2006**
1	Repsol YPF-Gas Natural Group	Repsol YPF-Gas Natural Group
2	Enagas Group	Iberdrola Group
3	Hidrocantábrico-Naturcorp Group	BP España Group
4	Iberdrola Group	Hidrocantábrico-Naturgas Group
5	BP España Group	Endesa Group

Other provisions of less interest are as follows:

- Resolution of 8 February 2006, approving the regulations for registering, evaluating and informing on greenhouse gas emission rights.

  This resolution develops aspects relating to the accounting treatment of emission rights referred to in Law 1/2005 of 9 March, regulating the regime for trading greenhouse gas emission rights and it is also considered to develop the current General Accounting Plan, approved by Royal Decree 1643/1990 of 20 December.

GAS SECTOR

- Resolution of 13 March 2006, of the General Directorate for Energy Policy and Mining, establishing detailed protocols for the Rules governing the Technical Management of the Gas System.

  This resolution publishes the following Detailed Protocols relating to technical management of the gas system:

  PD-01. Measurement.
  PD-02. Procedures for distribution.
  PD-03. Demand forecasts.
  PD-04. Communication Mechanisms.
  PD-05. Procedure for determining the energy unloaded by methane ships.
  PD-06. Operating rules for unloading methane ships.

- Resolution of 29 March 2006, of the General Directorate for Energy Policy and Mining, publishing new maximum prices for the sale of gas for use as raw material.

E - 14 Other significant events

On 9 January 2006, the following Relevant Event was notified to the National Stock Market Commission:

> *"We are glad to announce that IBERDROLA has bought from Naturener 100% of its subsidiary Naturener Eólica, which has 280 Megawatts (MW) of electricity power at an advanced stage of development in the autonomous communities of Castilla-La Mancha, Andalucía and Castilla y León."...*

On 9 January 2006, the following notification was made to the National Stock Market Commission:

> *The Company delivers a note relating to the position of Iberdrola Portugal in relation to EDP, Galp and the reorganisation of the Portuguese electricity sector.*

On 18 January 2006, the following notification was delivered to the National Stock Market Commission:

> *Iberdrola and Gamesa, through the Nuevas Energías Ibéricas consortium, which includes Visabeira, Alberto Mesquita, MECI y Galucho, have presented in Lisbon today an industrial project for building five aerogenerator factories in Portugal, representing a significant investment.*

On 27 January 2006, the following notification was made to the National Stock Market Commission:

> *"Iberdrola notifies that its (non audited) results for 2005 will be presented to the CNMV and the Governing Councils of the Stock Markets on Thursday 9 February 2006 before the market opens (9 a.m. Madrid time).*
>
> *A presentation will be made on the same day in Madrid."*

On 1 February 2006, the following notification was made to the National Stock Market Commission:

> *"We are glad to inform you that IBERDROLA, with approval of the Board of Directors, will offer its employees, for the second year in a row, the possibility of receiving part of their salary in shares. Shares will be delivered during March 2006." ...*

On 3 February 2006, the following Relevant Event was notified to the National Stock Market Commission:

Decision of the Council of Ministers pursuant to Article 17(b) of Law 16/1989 of 17 July on Competition Control, to subject the approval of the merger resulting from the taking of control of Endesa S.A. by Gas Natural SDG, S.A. to certain conditions. ...

On 3 February 2006, the following notification was made to the National Stock Market Commission:

Iberdrola communicates a Press Release relating to the Government's decision regarding Gas Natural's public offer for Endesa.

On 6 February 2006, the following notification was made to the National Stock Market Commission:

The Company communicates that the Presentation of the Results of 2005 will be moved by half an hour, to 9.30 a.m. on 09/02/2006.

On 9 February 2006, the following Relevant Event was notified to the National Stock Market Commission:

The Company provides information on the results of the second semester of 2005.

On 9 February 2006, the following notification was made to the National Stock Market Commission:

The Company provides a presentation of the results of the second semester of 2005.

On 22 February 2006, the following Relevant Event was notified to the National Stock Market Commission:

"We are glad to announce that today the Board of Directors of Iberdrola approved unanimously the following resolutions:

I. To present the 2005 Annual Accounts, the Management Report and the Proposal for Distributions as well as the 2005 Consolidated Annual Accounts and Management Report.

II. To call a General Meeting of Shareholders on the 29 and 30 March on first and second notice, respectively, with the following Agenda:"...

On 23 February 2006, the following Relevant Event was notified to the National Stock Market Commission:

The company presents the Annual Report on Corporate Governance for 2005.

On 24 February 2006, the following Relevant Event was notified to the National Stock Market Commission:

"Following our notification made on 22 February, we attach a copy of the documentation (on paper and scanned onto CD) that will available for shareholders on 24th of this month, on our website and at the corporate domicile, in relation to the Notice of General Meeting of Shareholders, as set out in the notice of call. The Report on Corporate Governance has already been presented to the Commission". ...

On 28 February 2006, the following Relevant Event was notified to the National Stock Market Commission:

We attach the corrected text of the Resolution relating to Item nine of the Agenda of the General Meeting of Shareholders of this Company, which substitutes the notice provided on 23 February. ...

On 2 March 2006, the following notification was made to the National Stock Market Commission:

"We are glad to announce that IBERDROLA, through the NuevasEnergías Ibéricas (NEI) Consortium, which includes Gamesa and the following Portuguese companies: Visabeira, Alberto Mesquita, MECI y Galucho, has bidded on 24 February for the distribution of windpowered electricity in Portugal, pursuant to a call made by the Portuguese government in 2005. ...

On 7 March 2006, the following Relevant Event was notified to the National Stock Market Commission:

Unicaja notifies that it has increased its shareholding in Iberdrola to 1.5% of share capital.

On 10 March 2006, the following notification was made to the National Stock Market Commission:

"Following the Notification made on 1st February this year, we are glad to announce that Iberdrola will deliver shares in the Company to its employees during next week, as part of their variable retribution." ...

On 30 March 2006, the following Relevant Event was notified to the National Stock Market Commission:

"We are glad to announce that the General Meeting of Shareholders held today has approved, with the favourable vote representing more than two thirds of the share capital present and represented at the meeting, each and all the resolutions set out in the Agenda which was communicated to you on 22nd February this year, documentation pertaining to which - in addition to being made available to shareholders - was provided to you on 23rd February." ...

	Version
	5.1.3

SECURITY REFERENCE NUMBER: GENERAL

RESULTS FOR:

PERIOD FIRST QUARTER **YEAR** 2006

I. IDENTIFICATION DATA OF THE ISSUER

Company name

IBERDROLA, S.A.

Company address:	**CIF (CORP. TAX REG. NUMBER)**
C/ CARDENAL GARDOQUI, 8 -48008 BILBAO	A-48010615

Persons responsible for this information, indicating offices held and powers by virtue of which they represent the company:	**Signature**
JOSE LUIS SAN PEDRO GUERENABARRENA Manager of Administration, Control and Regulation According to powers granted before notary in Bilbao, Mr. José Mª Arriola Arana, Protocol number 659, dated 8 March 1994.	

A) QUARTERLY RESULTS

(For consolidated information, only fill in the appropriate column pursuant to legislation in force).

Units: Thousand of euros

		INDIVIDUAL		CONSOLIDATED as per		CONSOLIDATED as per	
		Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year
NET TURNOVER (1)	0800	820.099	813.691			2.978.407	2.675.151
PROFIT BEFORE TAX/PROFIT BEFORE TAXES ON CONTINUING OPERATIONS (2)	1040	71.354	-81.769			630.674	538.422
PROFIT OF THE YEAR ON CONTINUING ACTIVITIES (3)	4700					409.060	351.368
PROFIT (4)	1044	60.882	-33.608			409.060	351.368
Profit attributed to external partners/ Profit attributable to minority interests	2050					-5.877	-4.793
PROFIT ATTRIBUTED TO DOMINANT COMPANY / PROFIT ATTRIBUTED TO THE HOLDING COMPANY	2060					403.183	346.575
SHARE CAPITAL	0500	2.704.648	2.704.648				
NUMBER OF EMPLOYEES	3000	2.322	2.573			17.582	15.825

B) EVOLUTION OF BUSINESS

(Although brief in nature, given the summarised nature of this quarterly information, the comments included in this section must allow investors to form a sufficiently clear opinion on the activities carried on by the company and the profits or losses obtained during the period covered by this quarterly information, as well as on its financial and net asset situation and other essential information on the general progress of company affairs). Lastly, comments on the consolidated and individual financial statements must be clearly distinguishable).

See annex

C) BASES FOR PRESENTATION AND VALUATION RULES

(In preparing the financial and accounting information included in this periodical public announcement, the same principles, valuation bases and accounting criteria must be used as those contemplated in current regulations governing the presentation of financial and accounting information incorporated in the annual accounts and financial statements applicable to the annual period to which the public information is made available. If, exceptionally, generally accepted accounting principles and criteria required by relevant applicable regulations have not been applied to the attached information, this fact must be duly indicated and justified, and explanation given of the influence of their non-application on the net asset situation, financial situation and profits or losses of the company or group. In addition and with a similar purpose as mentioned above, any modifications which, as the case may be, may been made in the accounting criteria employed in preparing the attached information in relation to the previous year's audited accounts, must be mentioned and commented upon. If the same principles, criteria and accounting policies as used in the prior annual accounts have been applied, and if those comply with the provisions of current accounting regulations as applicable to the company, the fact should be expressly indicated. When any adjustments or reclassifications in the previous year have been made, in accordance with applicable regulations, due to changes in accounting policies, corrections of any mistakes or changes in the classification of accounts, quantitative and qualitative data that is required to understand such adjustments or reclassifications must be included in this section).

On 9 May the Periodic Public Information published on 27 April 2006 was modified, as a consequence of a mistake in the arithmetic calculation in the "Results before Tax" and "Results of the Period" of Iberdrola (on an individual basis).

	Notified on 27/04/06	Corrected
Results before tax	87.239	71.354
Results of the period	76.768	60.882

The financial and accounting information included in this period public information has been prepared, as regards the consolidated data, according to the International Financial Reporting Standards (IFRS), being those adopted by the European Commission in accordance with the procedure established by Regulation (CE) 1606/2002 of the European Parliament and Council of 19 July 2002.

This applies to both the quarterly information provided about the current period and the comparative data in relation to the previous period.

The same accounting principles, criteria and policies have been applied as in the last annual financial statements.

On 28 February 2006, Royal Decree-Law 3/2006 of 24 February was published in the Official Journal (BOE), modifying the means for matching offers for sale and purchase of energy presented simultaneously on the daily and interdaily electricity production market by actors in the electricity sector belonging to the same corporate group.

This Royal Decree Law is subject to further implementation and, so long as its real effect is not known, the main implications taken into account in this period public information are:

- Cancellation of the emission rights that are issued for free.

- The provisional price considered by the National Energy Commission as regards payment for regulated activities will be the average cost set out in the 2006 tariff for energy generated under the ordinary regime for the peninsular, including costs of adjustment services and power guarantee that amounts to 42.35 €/MWh.

In addition, and in relation to the consolidated IFRS information of the previous year, the following points must be stated: in the first term of 2005, some companies were integrated using the equity method while in the half-yearly and annual information they were fully integrated.

No changes having been made in respect of the methods for consolidation for annual information, the consolidated results for the current year and previous year for the first term are not homogeneous. If the same consolidation methods had been used, the items "Net turnover" and "Profit/Loss before tax" would have been as follows:

	As reported	Fully integrated
Net turnover	2.675.151	2.740.028
Results before tax	538.422	539.622

For the same reason the average consolidated number of employees of the group would have increased by 915 persons, from the 15,825 that were announced to 16,740 if the companies had been fully integrated.

D) PROFITS DISTRIBUTED DURING THE PERIOD
(Dividends actually paid since the *beginning* of the financial year should be mentioned)

		% of nominal value	Euros per share (x,xx)	*Amount* (thousands euros)
1. Ordinary Shares	3100	12.2	0.37	330,828
2. Preference Shares	3110			
3. Redeemable Shares	3115			
4. Shares without votes	3120			

Additional information on the distribution of dividends (on account, additional, etc.)

- On 2 January 2006, an advance dividend for 2005 of 0.367 euros per share was paid.

E) SIGNIFICANT EVENTS (*)

		YES	NO
1. Acquisitions or disposals of shares in listed companies giving rise to the disclose requirement contemplated in Art. 53 of the Spanish Stock Exchange Law (5% and multiples).	3200		X
2. Acquisitions of own shares giving rise to the disclosure requirement contemplated in the 1st additional disposition of the Spanish Public Limited Companies Act (1%)	3210		X
3. Other significant increases or reductions of fixed assets (stakes of over 10% in non listed companies, relevant tangible investments or disinvestments, etc).	3220	X	
4. Increases and reductions in share capital or the values of shares	3230		X
5. Issues, redemptions or cancellations of debt	3240	X	
6. Changes of Directors or the Board of Directors	3250	X	
7. Modifications to the Articles of Association	3260	X	
8. Conversions, mergers or demergers	3270		X
9. Changes in the institutional regulation of the sector that significantly affect the economic and financial situation of the Company or Group.	3280	X	
10. Suits, actions or disputes which might materially affect the net asset situation of the Company or Group	3290		X
11. Situations involving insolvency, suspension of payments, etc.	3310		X
12. Special agreements limiting, assigning or totally or partially waiving the political and economic rights of shares in the company.	3320		X
13. Strategic agreements with national or international groups (exchanges of blocks of shares, etc.).	3330		X
14. Other significant events	3340	X	

(*) Mark with an "X" the relevant box, and if affirmative, attach an explanatory annex which sets out the date of the notification to the CNMV and the SRBV

F) ANNEX EXPLAINING SIGNIFICANT EVENTS

See annex

INSTRUCTIONS FOR FILLING IN THE QUARTERLY REPORT OF RESULTS (GENERAL)

- Numeric data, except if otherwise mentioned, should be in thousands of euros, with no decimal points, and rounding up or down the totals.

- Negative amounts should be mentioned with a minus (-) sign before the relevant number.

- For each number, except if mentioned otherwise, the corresponding number of the previous period should be included.

- International Financial Reporting Standards (IFRS) are those adopted by the European Commission in accordance with the procedure set out in Regulation CE 1606/2002 of the European Parliament and Council, of 19 July 2002.

- Financial information set out in this report must be filled in accordance with regulations and recognised accounting and evaluation principles that are applicable to the entity for preparing the financial statements for the annual period to which the Periodic Public Information refers.
Until financial years starting 11 January 2007, and except for credit entities, companies that are obliged under the Commercial Code to draw up consolidated annual accounts and who at the end of financial period have issued listed fixed rate debentures and who have opted to continue applying the standards set out in Section 3, Title III of the first book of the Commercial Code and implementing regulations, provided they have not applied the "adopted IFRS", must present consolidated public periodic information in section A under "Consolidated under national rules".

- DEFINITIONS:

(1) Net turnover: this will include all sales of products and the provision of all services corresponding to the normal activities of the company, deducting any rebates and other reductions made on sales, as well as VAT and other taxes directly related to the aforementioned turnover. For consolidated numbers presented according to adopted IFRS, the information to be included in this section must be pursuant to these standards.

(2) Profit before tax on continuing operations: Issuers who present periodic financial information in accordance with adopted IFRS, will include in this item profits or losses before tax on continuing activities.

(3) Profit of the financial year on continuing activities: this item will only be completed by issuers who present periodic financial information in accordance with adopted IFRS, and will show the profits or losses after tax on continuing activities.

(4) Profits/Losses Issuers who present periodic financial information in accordance with adopted IFRS will show in this line the profits or losses after tax on continuing activities, increased or decreased by results after taxes on discontinued activities.

IBERDROLA

Madrid, 2nd May 2006

We are pleased to inform you that IBERDROLA has entered the wind energy market of the United States with the signing of an acquisition agreement of 100% of the company, Community Energy Inc. (CEI). Its headquarters are located in Wayne (Pennsylvania), and it has a portfolio of projects totalling 2000 megawatts (MW) of wind power in various areas on the East coast of the country. The close of the operation, for which the company will earmark 30 million dollars, is subject to obtaining approval from the competent authorities in the United States. Specifically, this company has a portfolio of projects totalling 2000 MW in the initial study phases and which are highly likely to be approved, in addition to 200 MW in an advanced stage of development.

Community Energy Inc. likewise leads the marketing of green energy certificates in the Northeast of the United States by supplying nearly 75,000 domestic consumers and 350 industrial and commercial customers.

The acquisition of Community Energy Inc. will allow IBERDROLA to continue advancing with its growth objectives in the renewables sector, where it is the global company to watch with 3914 MW installed at the close of the first quarter of 2006, of which 3598 MW are from wind power. In fact, the United States has become one of the most important markets for developing IBERDROLA's objectives in this business, as demonstrated by the creation last January of the Iberdrola subsidiary, Iberdrola Renewable Energies USA, Ltd., with its headquarters in Virginia .

The renewable energies area constitutes one of the basic pillars of IBERDROLA's Strategic Plan, the goal of which is to reach 6200 MW of installed renewable power in 2008 and to exceed 10,000 MW in 2011. The company's strategy has centred up to now on developing wind energy, focussing primarily on Spain, but it has also initiated international expansion. The development of this technology will be emphasised during the 2007-2011 period in both Spain and abroad and other technologies, such as solar, will likewise be advanced.

Agreement to initiate expansion of the wind energy business in China

Furthermore, IBERDROLA has signed a framework agreement with the City Hall of Bayannaoer, located in northern China, to study sites for installing at least 1000 MW of wind power. The installation is subject to both the results of the wind measurement studies and the regulatory framework that is approved in China, which must be stable and provide profitability.

The agreement means that this City Hall will assign the land where the wind measurements will be taken, located in one of the best areas of China as regards wind resources. The company will have exclusive availability to the land for five years in order to take the pertinent measurements of the wind resource and to perform the necessary studies to be able to build this installation. IBERDROLA is committed to installing a minimum of 300 MW by 2008 and 1000 MW before the end of 2010, as long as the necessary conditions of profitability and investment security are met.

The signing of this framework agreement will allow IBERDROLA to enter the Chinese wind energy market, which has considerable growth potential after the passage of a law in January of this year that sets the objective of reaching 30,000 MW of renewable energy in 2020, which should be accompanied by new regulatory measures that make it feasible to reach this goal.

The company's objective is to contribute to the development of wind energy in China, thereby taking advantage of its extensive history in the sector, where it is the global leader in installed power, with 3600 MW at the close of the third quarter. IBERDROLA consequently considers it necessary to promote a support framework based on sufficient profitability, on the predictability of legislation and on stability. It is likewise essential to facilitate ways to deliver the energy generated by these new installations.


IBERDROLA



Bilbao, 24 de Mayo de 2006

Muy Señores nuestros:

Nos es grato poner en su conocimiento que, con esta fecha, el Consejo de Administración de Iberdrola, S.A. ha adoptado, por unanimidad, los siguientes acuerdos:

1°.- Aceptar la dimisión a su condición de Consejero, efectiva en el día de hoy, presentada por los siguientes Vocales: D. CÉSAR DE LA MORA ARMADA, D. ANTONIO GARAY MORENÉS y D. ANTONIO Mª DE ORIOL Y DIAZ-BUSTAMANTE.

2°.- Nombrar Vicepresidentes de la Sociedad a los Consejeros Independientes D. JUAN LUIS ARREGUI CIARSOLO y D. VICTOR DE URRUTIA VALLEJO.

3°.- Nombrar miembros de la Comisión de Auditoria y Cumplimiento a los Consejeros Independientes D. JULIO DE MIGUEL AYNAT –que será Secretario de esta Comisión- y D. SEBASTIAN BATTANER ARIAS.

4°.- Designar Vicesecretario del Consejo de Administración de la Sociedad a D. JULIAN MARTINEZ-SIMANCAS SANCHEZ.

Todo lo cual comunicamos a esa Comisión Nacional a los efectos oportunos, quedando como siempre a su disposición para cualquier aclaración o complemento que interesen.

Atentamente,

IBERDROLA, S.A.

El Secretario General y del Consejo de Administración

Federico San Sebastián



National Securities Market Commission
Mr. Antonio Mas Sirvent
Director of Secondary Markets
Paseo de la Castellana nº 19
28046 Madrid

Bilbao, May 24, 2006

RE: Notice of significant event

Dear Sirs:

We are pleased to inform you that, as of the date hereof, the Board of Directors of Iberdrola, S.A. has unanimously adopted the following resolutions:

1.- To accept the resignation from their position as Board Director, effective as of today, submitted by the following members of the Board: MR. CÉSAR DE LA MORA ARMADA, MR. ANTONIO GARAY MORENÉS and MR. ANTONIO Mª DE ORIOL Y DIAZ-BUSTAMANTE.

2.- To appoint as Vice-Chairmen of the Company the Independent Directors MR. JUAN LUIS ARREGUI CIARSOLO and MR. VICTOR DE URRUTIA VALLEJO.

3.- To appoint as members of the Audit and Compliance Committee the Independent Directors MR. JULIO DE MIGUEL AYNAT (who will be the Secretary of this Committee) and MR. SEBASTIAN BATTANER ARIAS.

4.- To appoint as Vice-Secretary of the Board of Directors of the Company MR. JULIAN MARTINEZ-SIMANCAS SANCHEZ.

All of which we report to the National Commission for the appropriate purposes. We are always available to provide any clarification or supplemental information that you may require.

Sincerely,

Federico San Sebastián


IBERDROLA

Madrid, June 1, 2006

NATIONAL SECURITIES MARKET COMMISSION
[Comisión Nacional del Mercado de Valores]
Attention: Mr. Antonio Mas Sirvent
Market Area Director
Madrid

RE: Notice of Significant Event

Dear Sirs,

We are pleased to advise you that IBERDROLA will offer its shareholders a Dividend Reinvestment Plan whereby shareholders who voluntarily participate in the Plan will be able to reinvest the dividend on the Company's shares.

The Dividend Reinvestment Plan will commence with the next dividend payment to be made on July 3, 2006. The Company intends to keep this Plan in place for future dividend payments.

Its purpose is to offer the Company's shareholders a convenient way of strengthening their interest in IBERDROLA by allowing them to gradually increase their interest in the Company systematically and periodically.

Attached please find the description of the Dividend Reinvestment Plan.

Yours very truly,

Federico San Sebastián


IBERDROLA

DESCRIPTION OF THE DIVIDEND REINVESTMENT PLAN

In order to comply with the provisions of Section 82 of the Securities Market Law *[Ley del Mercado de Valores]*, notice is given of the terms and conditions of the **Dividend Reinvestment Plan (DRIP)** for the dividends on shares of Iberdrola, S.A. ("**Iberdrola**" or the "**Company**") which the Company will put in place on the occasion of each dividend payment and which will commence with the next payment to be made on July 3, 2006.

1) Resolution of the General Shareholders' Meeting relating to the distribution of dividends.

The shareholders acting at the General Shareholders' Meeting held on March 30, 2006 adopted the resolution providing for the distribution of the dividend for fiscal year 2005. As a result of such resolution, and since an interim dividend was paid on January 2, 2006, it was resolved to pay a supplemental gross amount of 0.518 euro per share, representing an aggregate amount of 467,002,475.76 euros (a net amount of 396,952,104.39 euros), on July 3, 2006.

In addition, the shareholders acting at such Shareholders' Meeting adopted a resolution to allow the derivative acquisition of IBERDROLA's stock by the Company itself as well as the possibility of using such shares for dividend reinvestment plans.

2) Plan for the reinvestment of dividends in the Company's shares.

2.1) Group of investors.

The DRIP is addressed to those persons who are Iberdrola shareholders as of the close of trading on the day immediately preceding the dividend payment date.

2.2) Reinvestment amount and price; number of shares received.

IBERDROLA will pay all shareholders, in cash, the amount of the supplemental dividend resolved at the Shareholders' Meeting on the date set thereat, applying the statutory tax withholding rate (which is currently 15%).

Shareholders joining the DRP may reinvest the cash amount received (85% of the gross dividend) in shares of the Company, which shall have the same political/voting and economic rights as the shares currently outstanding.

In every case, the amount reinvested must be the entire 85% of the gross amount received by shareholders. Accordingly, no partial dividend reinvestments are permitted.

The reinvestment price of each share shall be equal to the simple mean of the weighted average prices of the Company's shares on the continuous market (SIBE – Electronic Trading System) for the five (5) trading days immediately preceding the dividend payment date, reduced by the gross amount of the dividend. Sociedad Rectora de La Bolsa de Valores de Bilbao, S.A.U. will issue a certificate with the calculation of the mean price pursuant to established standards. Such price will be reported by IBERDROLA to the CNMV on the date of payment of the dividend by means of a notice of Significant Event and will also be available on the Company's corporate website (www.iberdrola.com).



The number of shares that each shareholder will be entitled to receive will be the amount that results from dividing 85% of the gross amount collected as dividends by such shareholder by the price per share calculated as described in the previous paragraph. In the event that the calculation of the number of shares to be acquired by each shareholder using such formula results in a number that is not an integer, the decimals of the number of shares shall be rounded by default to the nearest integer, with the fractional amounts being available in the cash account.

2.3) Stages of the reinvestment procedure for the supplemental dividend of July 3, 2006.

The following are the principal milestones making up the procedure for the reinvestment of dividends on Company shares:

(i) Depositaries make available to Iberdrola shareholders the form of reinvestment order starting on June 9, 2005.

(ii) **Reinvestment period.** Shareholders wishing to reinvest 85% of the gross amount of the dividend collected in shares of the Company shall place reinvestment orders **from June 12, 2006 to the close of trading on June 30, 2006** –except for those member entities whose close of business is earlier–.

(iii) Reinvestment order revocation period: from June 12, 2006 to the close of trading on June 30, 2006 (except for those participating entities with an earlier closing time).

(iv) Reinvestment Price calculation period: from June 26, 2006 through June 30, 2006.

(v) Publication of significant event regarding the setting of Reinvestment Price: July 3, 2006.

(vi) Dividend payment date: July 3, 2006.

(vii) Date of stock market transaction: July 6, 2006.

(viii) Settlement date of the stock purchase transaction: July 11, 2006.

2.4) Procedure for reinvestment in Iberdrola shares.

During the dividend reinvestment period, persons providing evidence of their status as Iberdrola shareholders may place a reinvestment order with the participating entities with which their shares are deposited for an amount equal to 85% of the gross amount received as dividends on the number of Iberdrola shares to which they are entitled in accordance with the calculation described in sub-section 2.2 above. Reinvestment orders shall be placed through the customary channels established by each entity (at their branch offices, by telephone, mail, on the Internet, etc).

The orders placed by shareholders shall be firm, and accordingly, once the amount of the dividend has been paid, the funds to be reinvested shall be frozen in the cash account opened with the participating entity.

Notwithstanding the foregoing, the orders shall be deemed to have been revoked (i) in the event that, as a result of the transfer of all their Iberdrola shares, the persons who placed the reinvestment orders are not shareholders of Iberdrola as of the close of trading on the day immediately preceding the dividend payment date; (ii) in the event that the persons who placed the reinvestment orders are not entitled to dispose of the dividends collected on their Iberdrola shares; or (iii) if within the period established for that purpose, the shareholder expressly revokes the order to the entity with which it was placed. In this latter case, no partial revocations will be permitted.


IBERDROLA

The signing of reinvestment orders by the shareholders shall entail acceptance of the terms of the DRIP.

2.5) Fees and expenses for purchasers.

The Iberclear settlement fees and the trading fees shall be paid by IBERDROLA in any event.

IBERDROLA shall not pay any commissions or expenses charged by the depository entities to their customers for processing the reinvestment orders. Various depository entities have stated to IBERDROLA that they do not intend to charge any fee for the reinvestment orders placed by their customers.

National Securities Market Commission
Mr. Antonio Mas Sirvent
Director of Secondary Markets
Paseo de la Castellana nº 19
28046 Madrid



Bilbao, June 7, 2006

RE: Notice of Significant Event

Dear Sirs:

We are pleased to inform you that, as of the date hereof, the Board of Directors of Iberdrola, S.A. has unanimously adopted the following resolutions.

1. To accept the resignation from his position as Board Director and member of the Executive Committee, effective as of today, submitted by the Proprietary Director MR. JESUS MARIA CADENATO MATIA.

2. To appoint as members of the Board of Directors, on an interim basis and subject to approval or ratification by the shareholders at the next General Shareholders' Meeting, the individual shareholders Ms. INÉS MACHO STADLER, Mr. BRAULIO MEDEL CÁMARA and Mr. JOSÉ CARLOS PLA ROYO, and, once there is evidence of their respective acceptances in one of the forms set forth in Article 142 of the Commercial Regulations, the first two shall be classified as "Independent Directors" and the last as a "Proprietary Director", at the proposal of BBVA, a shareholder of "Iberdrola, S.A.".

3. To appoint Mr. JOSÉ CARLOS PLA ROYO as member of the Executive Committee, and, as mentioned above, once there is evidence of his acceptance, he shall be classified as a "Proprietary Director".

All of which we report to the National Commission for the appropriate purposes. We are always available to provide any clarification or supplemental information that you may require.

Sincerely.

Federico San Sebastián

IBERDROLA

Madrid, 28th June 2006

Subject: Communication of relevant event

Dear Sirs:

We are pleased to inform the CNMV ("Stock Market National Commission") that, on 3 July 2006, this company will make payment of the "COMPLEMENTARY DIVIDEND OF THE 2005 FINANCIAL YEAR".

We have attached a copy of the respective announcement.

As always, we are at your disposal and at the disposal of the CNMV.

Sincerely,

IBERDROLA, S.A.
The Secretary General and the Board of Directors

IBERDROLA, S.A.

COMPLEMENTARY DIVIDEND OF THE 2005 FINANCIAL YEAR

On **3 July 2006** this company will pay a **complementary dividend** charged to the profits of the 2005 Financial Year according to the following details:

Euros per share		
Gross Amount	15% personal income tax or corporate tax withholding	Liquid amount
0.51810171	0.07771526	0.44038645

The preceding amounts are determined in consideration of the Application of the Results approved in the General Shareholders Meeting of this Company held on 30 March 2006 and of the legal scheme on handling the economic rights of own shares.

Said dividend will be made effective through the **Bilbao Vizcaya Argentaria, Santander Central Hispano and Bilbao Bizkaia Kutxa banks** in accordance with the procedures established by the Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A. (IBERCLEAR), and 3 July 2006 will be the date as from which the share will be traded ex dividend.

Bilbao, 28th June 2006

THE SECRETARY OF THE BOARD OF DIRECTORS

[*Stamp*] IBERDROLA
Sociedad Anónima
BILBAO


IBERDROLA

Madrid, July 3, 2006
National Securities Market Commission

Subject: Notification of significant event

Dear Sirs:
It is our pleasure to inform you that the Iberdrola shareholders who take advantage of the dividend reinvestment plan launched by the Company on 1st June will receive each share for 25.77 euros, according to the price certified by the Bilbao Stock Exchange.

This price per company share is below today's market opening price, which rose to 26.41 euros after discounting the complementary dividend. As already announced by Iberdrola, the buying price of the Company shares is a response to the change in the weighted average of the last five market sessions of last week, held between the 26th and 30th June after the gross amount of the dividend was deducted.

With kind regards,
Federico San Sebastian

IBERDROLA

Madrid, 5th July 2006

Dear Sirs:

We are pleased to inform you that today, Wednesday 5th July, IBERDROLA has reached an agreement to acquire 11% of the capital of Gamesa from Corporación IBV, a holding company 50% owned by the company and by BBVA. The transaction took place at €16,64/share, which means a total amount of 445 million euros.

With this acquisition, Iberdrola now directly holds 17% of the capital in Gamesa.

Initially, Iberdrola does not plan on designating directors for the purchase of this 11%.

Federico San Sebastián


IBERDROLA

Madrid, July 10, 2006
National Securities Market Commission

Subject: Notification of significant event

Dear Sirs:
It is our pleasure to inform you that Iberdrola concluded today the purchase of the French company Perfect Wind, considered as one of the firms with more potential in wind developments in France. The operation, to which the Company has earmarked 52 million euros of total expenditure, frames in the international expansion strategy and reinforces Iberdrola as world leader in wind energy.

Perfect Wind has a portfolio of 600 megawatts (MW), 10 MW of which correspond to a wind farm in the testing phase and 86 MW correspond to projects in an advanced stage of development.

With kind regards,
Federico San Sebastian

IBERDROLA

IBE-WATCH

June 2006

investor.relations@iberdrola.es T: + 34 91 784 28 04 F: + 34 91 784 20 64

UPCOMING EVENTS

2006 FIRST HALF RESULTS: JULY 20th, 2006. MADRID. 9:30 a.m. Iberdrola Corporate Building. Video-broadfast live.

IBERDROLA´s Net Electricity Production (provisional) (*)

	April – June 2006			Year 2006		
SPAIN	GWh	% Weight	Vs 2005	GWh	% Weight	Vs 2005
Hydro	2,604	17.4%	12.6%	4,756	14.6%	6.4%
Nuclear	5,765	38.6%	32.7%	12,427	38.0%	15.2%
Coal	933	6.3%	-26.2%	2,629	8.0%	-19.0%
Fuel-Oil	230	1.5%	-65.8%	787	2.4%	-58.0%
Combined Cycle	3,317	22.2%	-1.5%	7,379	22.6%	18.1%
Cogeneration	341	2.3%	-0.3%	715	2.2%	-0.6%
Renewables	1,735	11.6%	2.1%	3,988	12.2%	14.9%
Wind	1,570		4.2%	3,663		16.2%
TOTAL	14,925	100.0%	6.6%	32,681	100.0%	6.1%
Demand	23,408		1.6%	49,581		2.5%
Hydro Reservoir levels at 06.30.06				51.3% (5,788 GWh)		

LATAM	GWh	% Weight	Vs 2005	GWh	% Weight	Vs 2005
Hydro	288	5.1%	11.6%	518	4.7%	9.3%
Combined Cycle	5,231	92.9%	23.3%	10,266	93.2%	20.6%
Cogeneration	114	2.0%	-8.8%	236	2.1%	7.3%
TOTAL	5,633	100.0%	21.8%	11,020	100.0%	19.7%
Demand (managed)	6,985		4.8%	13,815		4.8%

GROUP	GWh		Vs 2005	GWh		Vs 2005
TOTAL NET PRODUCTION	20,558		10.4%	43,701		9.2%
TOTAL DEMAND	30,393		2.4%	63,396		3.0%

(*)Production acorded to the consolidation method used

Spanish Energy Balance (Provisional. Source: Red Eléctrica de España, S.A.)

	April – June 2006		Year 2006	
	GWh	Vs 2005	GWh	Vs 2005
Hydro	5,922	-4.6%	11,662	4.2%
Nuclear	13,299	13.4%	29,390	7.8%
Coal	14,892	-17.1%	33,384	-12.6%
Fuel-Oil	922	-58.2%	2,687	-53.8%
Combined Cycle	15,475	33.2%	31,571	44.3%
GROSS PRODUCTION O. Regime	50,510	1.6%	108,695	4.2%
Own consumption	-1,918	-8.0%	-4,209	-5.0%
Special Regime	12,274	-2.1%	25,830	0.2%
NET PRODUCTION	60,866	1.1%	130,316	3.7%
Pumping consumption	-1,011	-44.7%	-2,547	-26.0%
International Exchanges	-188	N/A	-1,956	N/A
DEMAND IN TRANSMISSION	59,668	1.5%	125,813	2.0%

Wholesale Market data

	April – June 2006	Año 2006
Bilateral: average price (€ / MWh) (*)	42.35	42.35
Daily Market average price (€ / MWh)	51.40	64.03
Total Markets average price (€ / MWh)	62.53	68.30
Iberdrola's total market share (**)	24.5%	25.5%

(*) Since 03/03/06. Includes all items

(**)Iberdrola´s total Production over Total Demand in Spain

Investor Relations Tomás Redondo, 1 28033 Madrid

investor.relations@iberdrola.es T: + 34 91 784 28 04 F: + 34 91 784 20 64

IBERDROLA´s Installed Capacity (provisional)

SPAIN	H1 2005 MW	H1 2005 % Weight	H1 2006 MW	H1 2006 % Weight
Hydro	8,820	38.2%	8,819	35.7%
Nuclear	3,335	14.5%	3,344	13.5%
Coal	1,247	5.4%	1,253	5.1%
Fuel-Oil	2,888	12.5%	2,889	11.7%
Combined Cycle	3,200	13.9%	4,000	16.2%
Cogeneration	295	1.3%	387	1.6%
Renewables	3,280	14.2%	4,004	16.2%
TOTAL	23,065	100.0%	24,696	100.0%

LATAM	H1 2005 MW	H1 2005 % Weight	H1 2006 MW	H1 2006 % Weight
Hydro	299	9.1%	307	9.3%
Combined Cycle	2,897	88.1%	2,897	87.9%
Cogeneration	93	2.8%	93	2.8%
TOTAL	3,289	100.0%	3,297	100%

GROUP	H1 2005 MW	H1 2005 % Weight	H1 2006 MW	H1 2006 % Weight
Hydro	9,119	34.6%	9,126	32.6%
Nuclear	3,335	12.7%	3,344	11.9%
Coal	1,247	4.7%	1,253	4.5%
Fuel-Oil	2,888	11.0%	2,889	10.3%
Combined Cycle	6,097	23.1%	6,897	24.6%
Cogeneration	388	1.5%	480	1.7%
Renewables	3,280	12.4%	4,004	14.3%
TOTAL INSTALLED CAPACITY	26,354	100.0%	27,993	100%

IBERDROLA´s Emissions Indicators (provisional)

	H1 2005	H1 2006
C02 emissions over the period (gr. CO2 /KWh): Total	260	231
C02 emissions over the period (gr. CO2 /KWh): Spain	231	189
Emission-free production: total (GWh)	19,201	21,689
Emission-free production: Spain (GWh)	18,727	21,171
Ratio of emission-free production to total production (%)	48.0%	49.6%
Ratio of emission-free production in Spain to total production (%)	60.8%	64.8%
Total emission-free installed capacity: Total (MW)	15,742	16,474
Total emission-free installed capacity: España (MW)	15,435	16,167
Emission-free installed capacity: Total (%)	59.7%	58.9%
Emission-free installed capacity: España (%)	66.9%	65.5%

investor.relations@iberdrola.es T: + 34 91 784 28 04 F: + 34 91 784 20 64

Stock Market

	Iberdrola	Ibex 35	EuroStoxx Utilities
April- June 2006			
Max (Date)	27.04 (05/05/06)	12,083.3 (05/09/06)	439.88 (04/21/06)
Min (Date)	24.14 (05/22/06)	10,797.5 (06/13/06)	394.31 (06/19/06)
Quartely Change	+1.09 %	-2.58 %	-2.35 %
Year 2006			
Max (Date)	27.64 (02/24/06)	12,083.3 (05/09/06)	440.46 (02/24/06)
Min (Date)	22.49 (01/18/06)	10,665.60 (01/24/06)	379.97 (01/01/06)
Yearly Change	+16.63 %	+7.59 %	+10.29 %

Iberdrola, Ibex35 & EuroStoxx Utilities in 2006
(January 1 - June 30)



125
120
115
110
105
100
95
Iberdrola
IBEX 35
EUROSTOXX Utilities

Ratios	
Market Capitalization (06/30/06)	24,279
P/E (price at 06/30/06 / EPS 05)	17.6
P/BV (price at 06/30/06 / Equity 05)	2.6

Dividend Information	
Gross Interim (01/02/06)	0.367
Gross Final (06/03/07)	0.518
Dividend Yield (Div. paid / Close price 05)	3.8%

investor.relations@iberdrola.es T: + 34 91 784 28 04 F: + 34 91 784 20 64

Financials

	T1 2006	
	MM€	Vs. T1 2005 (%)
Gross Margin	1,493.9	+21.8
EBITDA	1,056.6	+21.3
EBIT	788.4	+24.5
Profit before taxes	630.7	+16.9
Net profit	403.2	+16.3

	MM€	Vs. Dec. 2005
Total Assets	31,712	+1,233
Equity	9,486	+71
Net Debt	13,031	+820
Capex	435	+15

	T1 2006	T1 2005
EPS	0.45	0.38
CFPS	0.74	0.63
Gearing	57.9%	56.5%

	Senior Unsecured Debt Credit Rating	Outlook
S&P	A+	Credit watch negative
Moody's	A2	Credit watch negative
Fitch	AA-	Credit watch negative

(*) By virtue of the agreement for the acquisition of assets signed with Gas Natural and subject to the approval of the pertinent authorities:
- S&P has placed IBERDROLA Senior Unsecured Debt Credit Rating at "credit watch with negative implications"
- Moody's has placed IBERDROLA Senior Unsecured Debt Credit Rating at "review for a possible downgrade"
- After Government approval of Gas Natural bid over Endesa, Fitch placed the Senior Unsecured Debt Credit Rating of IBERDROLA at "credit watch negative" (RWN). On February of 2006, it upgraded such rating from A+ to AA- as a result of a change in its analysis methodology.

Sustainability

	Rating / Situation
Sostenibilidad	
Dow Jones Sustainability World Index 05	77 points / Group of leaders: Among the top 3 in the *Worldwide Utilities* category
Dow Jones Sustainability Stoxx Index 05	77 points / Group of leaders: Among the top 3 in the *European Utilities* category
OEKOM	B- / Group of leaders: Top Spanish company and among the top 3 in the *Worldwide Utilities* category
Global 100 Most Sustainable Corporations in the Wo	IBERDROLA among the 100 most sustainable companies in the world
Pacific Sustainability Index (PSI)	Group of leaders: Among the top 3 in the *Energy & Utilities Sectors* category
Carbon Disclosure Project	Member of the Climate Leadership Index 2005
Business Week, Climate Group	Group of leaders: Among the top 3 in the ranking of most outstanding companies in the management of greenhouse gases
INNOVEST	Included in group 5 "Best in Class" in the utilities industry.
VIGEO	Ranking of from neutral to positive in the main categories
EIRIS - Evaluator of FTSE4GOOD	IBERDROLA is in the process of evaluation
Corporate reputation	
MERCO 2006	Leader in the energy, gas, and water industry
Corporate governance	
FTSE ISS Corporate Governance Index (CGI)	Iberdrola has been included in the index

Security reference	GENERAL	Version 5.1.3

INFORMATION RELATING TO:

PERIOD	First half-year	YEAR	2006

I. IDENTIFYING DETAILS OF ISSUER

Company name:

IBERDROLA, S.A.

Registered address:	Tax ID No.
C/ CARDENAL GARDOQUI, 8 -48008 BILBAO	A -48010615

Persons taking responsibility for this information, posts they hold and identification of the powers of attorney or other powers enabling them to represent the company:	Signed:
JOSE LUIS SAN PEDRO GUERENABARRENA Operations Manager By power of attorney delivered before Mr José Mª Arriola Arana, notary public in Bilbao, on 8 March 1994, original record of deeds number 659.	

HALF-YEAR INFORMATION CONTENT
(mark with an X if applicable)

			Individual	Consolidated
I.	Identifying details of issuer	0010	X	
II.	Variation in consolidated group	0020		X
III.	Accounting policies and valuation standards	0030	X	X
IV.	Balance sheet (*)	0040	X	X
V.	Profit and loss statement (*)	0050	X	X
VI.	Comparative consolidated balance sheet	0060		
VII.	Distribution of business by net turnover	0070	X	X
VIII.	Number of employees	0080	X	X
IX.	Progress of business	0090	X	X
X.	Issues, redemptions or repayments of debentures	0100	X	X
XI.	Dividends distributed	0110	X	
XII.	Significant events	0120	X	X
XIII.	Annex explaining significant events	0130	X	X
XIV.	Related-party transactions	0140	X	X
XV.	Special auditors' report	0150		

(*) With respect to consolidated information, only the balance sheet and profit and loss statements applicable under current legislation are to be completed.

GEI

II. VARIATION IN THE COMPANIES MAKING UP THE CONSOLIDATED GROUP (1)

NEW ENTRIES:

Renewables subgroup:
PARQUES EOLICOS REUNIDOS
IBERDROLA RENEWABLE ENERGIES USA, LTD.
COMMUNITY ENERGY INC.

Brazil subgroup:
GOIAS SUL PCH
BAGUARI-UHE

Mexico subgroup:
IBERDROLA SERVICIOS DE CAPACITACION

During the 2006 financial year Grupo Iberdrola has purchased and set up a number of companies that will be included within the scope of consolidated interim and annual accounts. The breakdown of these companies is as follows:

Renewables subgroup:
GLOBAL SOLAR ENERGY, S.A.
HIGHER DARRACOTT MOOR WIND FARM LIMITED
ELECTRA MALVANA, S.A.
ELECTRA DE SIERRA DE SAN PEDRO, S.A.
ELECTRA MALVANA, S.A.
ECOBARCIAL, S.A.
DELTUS
SISTEMAS ENERGÉTICOS LOS CAMPILLOS, S.A.

Non-energy subgroup
IBERD-ROS, S.L.

Iberdrola engineering and construction subgroup
IBERDROLA ENGINEERING AND CONSTRUCTION POLAND SP. Z.O.O.
IBERDROLA INGENIERIA Y CONSTRUCCION UK LTD.
IBERDROLA INZHINIRING I STROITEISTVO LIMITED LIABILITY COMPANY
IBERDROLA INGENIERIA Y CONSTRUCCIÓN VENEZUELA, S.A.
IBERINCO HELLAS TECHNIKI KAI KATASKEVASTIKI EPE
IBERINCO ENGINEERING AND CONSTRUCTION, US. INC

The impact of not consolidating these companies with the group at the half-year end in June 2006 is not significant. This is basically because these companies are not yet active businesses.

III. ACCOUNTING POLICIES AND VALUATION STANDARDS

(The principles and criteria of registration and valuation envisaged in the legislation in force must be used to prepare the financial and accounting data in the annual accounts for the financial year to which this periodically published report refers and which is used in the preparation of the financial and accounting data and information included in this report). If, exceptionally, generally accepted accounting principles and criteria required by the legislation in force were not applied to the data and information included herein, this fact must be stated and adequately explained. The influence that the non-application of these accounting principles and criteria might have on the net worth, financial situation and profit or loss of the company or consolidated group must also be explained. Additionally, with similar scope to the foregoing, any modifications that may have taken place in the accounting criteria used in the preparation of the information herewith must be mentioned and discussed. If the same accounting principles, criteria and policies have been applied as when preparing the preceding year's annual accounts, and if they coincide with those envisaged in the accounting regulations in force which are applicable to the company, this must also be expressly stated. When, in accordance with the applicable legislation, adjustments and/or reclassifications have taken place in the preceding period, due to changes in accounting policies, corrections of errors or changes in the classification of items, this section will include the quantitative and qualitative information necessary to understand these adjustments and/or reclassifications).

On 21 July the information sent on 20 July was modified as an error was detected in the classification of the items "Other income 4510" and "Staff costs 4540" in the profit and loss statement of the consolidated group.

	Reported 20-07-2006	modified 21-07-06
Other income	189,603	105,643
Staff costs	-515,075	-431,115

LEGISLATION IN FORCE

The financial and accounting information included in this regular published report was prepared, as far as the consolidate data are concerned, in accordance with International Financial Reporting Standards (IFRS), these being understood to be those adopted by the European Commission under the procedure established by Regulation (EC) No. 1606/2002 of the European Parliament and of the Council, 19 July 2002.

The foregoing applies both to the information in the half-yearly interim report on the year's profits and the comparison with the previous financial year's figures.

CHANGES IN ACCOUNTING CRITERIA

On 28 February the official state gazette (BOE) published Royal Decree-Law 3/2006 of 24 February 2006, modifying the mechanism for matching offers for sale and purchase of energy submitted simultaneously to the daily and intraday production market by electricity sector entities belonging to the same business group.

This Royal Decree-Law is pending implementation, and therefore until its effective scope is clarified, the main implications for this regularly published information are:

- Cancellation of freely allocated emission rights: In half-yearly reporting:
- Emission rights are recognised under the heading of intangible assets.
- An account payable is established for those allocated emission rights the value of which corresponds to the market value of emission rights at the time of their allocation.
- The balancing item of the provision set aside for the consumption of emission rights will be the profit and loss account, under the heading "Raw materials and consumables".

- The provisional price to be considered by the National Energy Commission (CNE) for the settlement of regulated activities will be the average cost envisaged in the 2006 tariff for energy generated in the ordinary regime for mainland Spain, including the cost of adjustment services and the power guarantee, which is 42.35 €/MWh.

With the exception of the above, the same accounting principles, criteria and policies have been applied in the half-yearly information as in the annual accounts.

IV. INDIVIDUAL BALANCE SHEET OF THE COMPANY

Units: Thousands of euros

ASSETS

			CURRENT YEAR	PREVIOUS YEAR
A)	UNCALLED SHAREHOLDER CAPITAL	0200	0	0
I.	Formation expenses	0210	0	0
II.	Intangible fixed assets	0220	**178,641**	**189,918**
II.1.	Rights on goods held under financial leasing agreements	0221	104,133	113,438
II.2.	Other intangible assets	0222	74,508	76,480
III.	Tangible fixed assets	0230	623,313	638,600
IV.	Financial assets	0240	12,814,314	12,445,224
V.	Long-term treasury stock	0250	1,083	90
VI.	Long-term commercial receivables	0255	1,299,112	49,672
B)	FIXED AND OTHER NON-CURRENT ASSETS (2)	0260	**14,916,463**	**13,323,504**
C)	DEFERRED EXPENSES (3)	0280	102,934	115,054
I.	Called shareholder capital	0290	0	0
II.	Inventory	0300	67,483	32,782
III.	Receivables	0310	5,848,253	20,850,265
IV.	Temporary Financial Investments	0320	839,916	2,153,681
V.	Short-term treasury stock	0330	0	0
VI.	Cash at bank and in hand	0340	12	14,891
VII.	Accruals and prepayments	0350	21,971	16,496
D)	CURRENT ASSETS	0360	**6,777,635**	**23,068,115**
	TOTAL ASSETS (A + B + C + D)	0370	**21,797,032**	**36,506,673**

LIABILITIES

			CURRENT YEAR	PREVIOUS YEAR
I.	Subscribed capital	0500	2,704,648	2,704,648
II.	Reserves	0510	3,356,365	3,357,739
III.	Profit or loss brought forward	0520	1,049,381	1,046,751
IV.	Profit or loss from period	0530	9,258	199,871
V.	Interim dividends distributed during the year	0550	0	0
A)	EQUITY	0560	**7,119,652**	**7,309,009**
B)	DEFERRED INCOME (4)	0590	45,289	48,438
C)	PROVISION FOR LIABILITIES AND CHARGES	0600	683,556	464,729
I.	Issues of bonds and other tradable securities	0610	1,143,185	850,827
II.	Amounts owed to credit institutions	0615	3,612,999	3,456,774
III.	Owing to group and affiliated companies	0620	6,489,344	3,882,376
IV.	Long-term commercial payables	0625	0	0
V.	Other long-term payables	0630	65,808	74,654
D)	LONG TERM ACCOUNTS PAYABLE	0640	**11,311,336**	**8,264,631**
I.	Issues of bonds and other tradable securities	0650	47,569	65,436
II.	Amounts owed to credit institutions	0655	427,338	997,483
III.	Owing to group and affiliated companies	0660	1,201,896	18,143,046
IV.	Trade accounts payable	0665	361,683	863,199
V.	Other short-term payables	0670	595,247	350,322
VI.	Accruals and deferred income	0680	3,240	154
E)	SHORT TERM ACCOUNTS PAYABLE (5)	0690	**2,636,973**	**20,419,640**
F)	PROVISIONS FOR SHORT-TERM LIABILITIES AND CHARGES	0695	226	226
	TOTAL LIABILITIES (A + B + C + D + E + F)	0700	**21,797,032**	**36,506,673**

V. INDIVIDUAL PROFIT AND LOSS OF THE COMPANY

	Units: Thousands of euros		CURRENT YEAR		PREVIOUS YEAR	
			Amount	%	Amount	%
+	Net turnover (6)	0800	1,401,978	100.00%	1.591.537	100.00%
+	Other income (7)	0810	154,367	11.01%	207.070	13.01%
+/-	Variation in stocks of finished and part-finished goods	0820	0	0.00%	0	0.00%
=	**TOTAL VALUE OF PRODUCTION**	0830	**1,556,345**	111.01%	**1.798.607**	113.01%
-	Net purchases	0840	-1,247,820	-89.00%	-1.508.556	-94.79%
+/-	Variation in stocks of goods. raw materials and other consumables	0850	0	0.00%	0	0.00%
-	External and *operating* expenses (8)	0860	-105,230	-7.51%	-130.113	-8.18%
=	**ADJUSTED VALUE ADDED**	0870	**203,295**	14.50%	**159.938**	10.05%
+/-	Other income and expenses (9)	0880	0	0.00%	0	0.00%
-	Staff costs	0890	-105,017	-7.49%	-124.029	-7.79%
=	**GROSS OPERATING INCOME**	0900	**98,278**	7.01%	**35.909**	2.26%
-	Depreciation charges for fixed assets	0910	-44,248	-3.16%	-42.363	-2.66%
-	Charges to reversion fund	0915	0	0.00%	0	0.00%
+/-	Variation in working capital provisions (10)	0920	-1,543	-0.11%	-1.020	-0.06%
=	**NET OPERATING INCOME**	0930	**52,487**	3.74%	**-7.474**	-0.47%
+	Income from interest and similar	0940	258,251	18.42%	174.590	10.97%
-	Interest expenses and similar	0950	-297,760	-21.24%	-323.192	-20.31%
+	Capitalised interest and exchange rate differences	0960	325	0.02%	206	0.01%
+/-	Depreciation charges and financial provisions (11)	0970	0	0.00%	0	0.00%
=	**INCOME FROM ORDINARY BUSINESS**	1020	**13,303**	0.95%	**-155.870**	-9.79%
+/-	Profit/loss on intangible assets. materials and control portfolio (12)	1021	9,743	0.69%	24.727	1.55%
+/-	Variation in provisions for intangible assets. materials and control portfolio (13)	1023	41,801	2.98%	277.439	17.43%
+/-	Profit/loss on transactions involving company's own shares and bonds (14)	1025	1,451	0.10%	-155	-0.01%
+/-	Profit or loss brought forward (15)	1026	291	0.02%	-101	-0.01%
+/-	Other extraordinary profit or loss (16)	1030	-2,872	-0.20%	-512	-0.03%
=	**PROFIT BEFORE TAX**	1040	**63,717**	4.54%	**145.528**	9.14%
+/-	Corporation tax	1042	-54,459	-3.88%	54.343	3.41%
=	**PROFIT OR LOSS ON YEAR**	1044	**9,258**	0.66%	**199.871**	12.56%

IV. BALANCE SHEET OF CONSOLIDATED GROUP
(PREPARED USING ACCOUNTING STANDARDS IN FORCE IN SPAIN)

Units: Thousands of euros

ASSETS

			CURRENT YEAR	PREVIOUS YEAR
A)	UNCALLED SHAREHOLDER CAPITAL	1200		
I.	Formation expenses	1210		
II.	Intangible fixed assets	1220		
II.1.	Rights on goods held under financial leasing agreements	1221		
II.2.	Other intangible assets	1222		
III.	Tangible fixed assets	1230		
IV.	Financial assets	1240		
V.	Long-term shares in the dominant company	1250		
VI.	Long-term commercial receivables	1255		
B)	FIXED AND OTHER NON-CURRENT ASSETS (2)	1260		
C)	DEFERRED EXPENSES (3)	1280		
D)	DEFERRED EXPENSES (3)	1280		
I.	Called shareholder capital	1290		
II.	Inventory	1300		
III.	Receivables	1310		
IV.	Temporary Financial Investments	1320		
V.	Short-term shares in the dominant company	1330		
VI.	Cash at bank and in hand	1340		
VII.	Accruals and prepayments	1350		
D)	CURRENT ASSETS	1360		
	TOTAL ASSETS (A + B + C + D + E)	1370		

LIABILITIES

			CURRENT YEAR	PREVIOUS YEAR
I.	Subscribed capital	1500		
II.	Reserves of dominant company	1510		
III.	Reserves of consolidated companies (17)	1520		
IV.	Conversion differences (18)	1530		
V.	Profit/loss attributed to the dominant company	1540		
VI.	Interim dividends distributed during the year	1550		
A)	EQUITY	1560		
B)	EXTERNAL SHAREHOLDERS	1570		
C)	NEGATIVE CONSOLIDATION DIFFERENCE	1580		
D)	DEFERRED INCOME (4)	1590		
E)	PROVISION FOR LIABILITIES AND CHARGES	1600		
I.	Issues of bonds and other tradable securities	1610		
II.	Amounts owed to credit institutions	1615		
III.	Long-term commercial payables	1625		
IV.	Other long-term payables	1630		
F)	LONG TERM ACCOUNTS PAYABLE	1640		
I.	Issues of bonds and other tradable securities	1650		
II.	Amounts owed to credit institutions	1655		
III.	Trade accounts payable	1665		
IV.	Other short-term payables	1670		
V.	Accruals and prepayments	1680		
G)	SHORT TERM ACCOUNTS PAYABLE (4)	1690		
H)	PROVISIONS FOR SHORT-TERM LIABILITIES AND CHARGES	1695		
	TOTAL LIABILITIES (A + B + C + D + E + F + G + H)	1700		

V. PROFIT/LOSS OF CONSOLIDATED GROUP
(PREPARED USING ACCOUNTING STANDARDS IN FORCE IN SPAIN)

Units: Thousands of euros

			CURRENT YEAR		PREVIOUS YEAR	
			Amount	%	Amount	%
+	Net turnover (6)	1800				
+	Other income (7)	1810				
+/-	Variation in stocks of finished and part-finished goods	1820				
=	TOTAL VALUE OF PRODUCTION	1830				
-	Net purchases	1840				
+/-	Variation in stocks of goods, raw materials and other consumables	1850				
-	External and operating expenses (8)	1860				
=	ADJUSTED VALUE ADDED	1870				
+/-	Other income and expenses (9)	1880				
-	Staff costs	1890				
=	GROSS OPERATING INCOME	1900				
-	Depreciation charges for fixed assets	1910				
-	Charges to reversion fund	1915				
+/-	Variation in working capital provisions (10)	1920				
=	NET OPERATING INCOME	1930				
+	Income from interest and associated charges	1940				
-	Interest expenses and similar	1950				
+	Capitalised interest and exchange rate differences	1960				
+/-	Depreciation charges and financial provisions (11)	1970				
+/-	Profit/loss from conversions (19)	1980				
+/-	Share of earnings valued by equity method	1990				
-	Amortisation of consolidation goodwill	2000				
+	Reversion of negative consolidation differences	2010				
=	INCOME FROM ORDINARY BUSINESS	2020				
+/-	Profit/loss on intangible assets, materials and control portfolio (12)	2021				
+/-	Variation in provisions for intangible assets, materials and control portfolio (13)	2023				
+/-	Profit/loss on transactions involving company's own shares and bonds (14)	2025				
+/-	Profit or loss brought forward (15)	2026				
+/-	Other extraordinary profit or loss (16)	2030				
=	CONSOLIDATED PROFIT BEFORE TAX	2040				
+/-	Corporation tax	2042				
=	CONSOLIDATED PROFIT OR LOSS ON YEAR	2044				
+/-	Profit/loss attributed to external shareholders	2050				
=	PROFIT/LOSS FROM YEAR ATTRIBUTED TO THE DOMINANT COMPANY	2060				

IV. BALANCE SHEET OF CONSOLIDATED GROUP
(APPLYING INTERNATIONAL FINANCIAL REPORTING STANDARDS)

			CURRENT YEAR	PREVIOUS YEAR
I.	Tangible fixed assets	4000	20,014,236	18,966,516
II.	Real-estate investments	4010	559,944	291,222
III.	Goodwill	4020	52,163	51,600
IV.	Other intangible assets	4030	906,801	718,608
V.	Non-current financial assets	4040	1,532,223	1,305,449
VI.	Investments registered on the accounts on a proportional basis	4050	492,716	565,865
VII.	Biological assets	4060	0	0
VIII.	Deferred tax assets	4070	1,138,403	1,085,924
IX.	Other non-current assets	4080	1,986,129	77,409
A)	NON-CURRENT ASSETS	4090	**26,682,615**	**23,062,593**
I.	Biological assets	4100	0	0
II.	Inventory	4110	1,269,381	1,360,911
III.	Trade and other accounts receivable	4120	2,273,712	2,601,807
IV.	Other current financial assets	4140	574,362	1,070,618
V.	Current income tax assets	4150	935,938	531,436
VI.	Other current assets	4160	44,814	32,179
VII.	Cash and cash equivalents	4170	231,827	212,503
	Subtotal for current assets	4180	**5,330,034**	**5,809,454**
VIII.	Non-current assets classified as held for sale and from discontinued operations	4190	0	0
B)	CURRENT ASSETS	4195	**5,330,034**	**5,809,454**
	TOTAL ASSETS (A + B)	4200	**32,012,649**	**28,872,047**

	LIABILITIES AND EQUITY FOR YEAR		CURRENT YEAR	PREVIOUS YEAR
I.	Capital	4210	2,704,648	2,704,648
II.	Other reserves (20)	4220	5,780,948	5,517,093
III.	Accrued earnings (21)	4230	817,794	653,015
IV.	Other net asset instruments	4235	0	0
V.	Less: Treasury stock	4240	-2,545	-180
VI.	Exchange rate differences	4250	4,928	149,782
VII.	Other valuation adjustments	4260	318,563	-30,727
VIII.	Revaluation reserve for non-current assets classified as held for sale and from discontinued operations	4265	0	0
IX.	Less: Interim dividend	4270	0	0
	ASSETS ATTRIBUTED TO EQUITY HOLDERS OF THE DOMINANT COMPANY	4280	**9,624,336**	**8,993,631**
X.	Minority interests	4290	170,380	120,823
A)	EQUITY	4300	**9,794,716**	**9,114,454**
I.	Issues of bonds and other tradable securities	4310	7,833,190	5,063,291
II.	Amounts owed to credit institutions	4320	5,052,956	4,740,057
III.	Other financial assets	4330	0	0
IV.	Deferred tax liabilities	4340	660,907	621,787
V.	Provisions	4350	1,443,764	1,348,627
VI.	Other non-current liabilities (22)	4360	974,856	1,100,134
B)	NON-CURRENT LIABILITIES	4370	**15,965,673**	**12,873,896**
I.	Issues of bonds and other tradable securities	4380	691,026	1,335,712
II.	Amounts owed to credit institutions	4390	812,490	1,349,719
III.	Trade and other accounts payable	4400	2,836,620	2,973,155
IV.	Other financial assets	4410	0	0
V.	Provisions	4420	402,376	44,947
VI.	Current income tax liabilities	4430	1,223,422	770,069
VII.	Other current liabilities	4440	286,326	410,095
	Subtotal for current liabilities	4450	**6,252,260**	**6,883,697**
VIII.	Liabilities directly associated with non-current assets classified as held for sale and from discontinued operations	4465	0	0
C)	CURRENT LIABILITIES	4470	**6,252,260**	**6,883,697**
	TOTAL LIABILITIES AND ASSETS (A + B + C)	4480	**32,012,649**	**28,872,047**

V. PROFIT/LOSS OF CONSOLIDATED GROUP
(APPLYING INTERNATIONAL FINANCIAL REPORTING STANDARDS)

Units: Thousands of euros

			CURRENT YEAR		PREVIOUS YEAR	
			Amount	%	Amount	%
+	Net turnover	4500	5,496,592	100.00%	5,418,512	100,00%
+	Other income	4510	105,643	1.92%	186,036	3,43%
+/-	Variation in stocks of finished or part-finished goods	4520	-79	0.00%	1,461	0,03%
-	Raw materials and consumables	4530	-2,650,743	-48.23%	-3,117,242	-57,53%
-	Staff costs	4540	-431,115	-7.84%	-392,478	-7,24%
-	Depreciation charges	4550	-503,687	-9.16%	-469,650	-8,67%
-	Other expenses	4560	-628,056	-11.43%	-515,158	-9,51%
=	OPERATING PROFIT/(LOSS)	4570	**1,388,555**	25.26%	**1,111,481**	20,51%
+	Financial income	4580	153,715	2.80%	138,814	2,56%
-	Interest and related expenses	4590	-428,781	-7.80%	-323,163	-5,96%
+/-	Exchange rate differences (net)	4600	1,506	0.03%	-3,454	-0,06%
+/-	Profit/loss due to changes in value of financial instruments at fair value (net)	4610	0	0.00%	0	0,00%
+/-	Profit/loss due to changes in value of non-financial assets at fair value (net)	4620	0	0.00%	0	0,00%
+/-	Profit/loss due to deterioration/reversion of deterioration of assets (net)	4630	0	0.00%	0	0,00%
+/-	Participation in the results from year of associates and joint businesses registered on the accounts on a proportional basis	4640	12,463	0.23%	25,244	0,47%
+/-	Profit/loss from sale of non-current assets or valuation of non-current assets classified as being held for sale not included among those from discontinued operations (net)	4650	152,632	2.78%	25,454	0,47%
+/-	Other profit or loss (net)	4660	0	0.00%	-8,333	-0,15%
=	PROFIT/(LOSS) FROM ONGOING BUSINESS BEFORE TAX	4680	**1,280,090**	23.29%	**966,043**	17,83%
+/-	Income tax expense	4690	-448,306	-8.16%	-305,890	-5,65%
=	PROFIT/(LOSS) FROM ONGOING BUSINESS	4700	**831,784**	15.13%	**660,153**	12,18%
+/-	Profit/loss after tax of discontinued operations (net) (23)	4710	0	0.00%	0	0,00%
=	PROFIT/(LOSS) ON YEAR	4720	**831,784**	15.13%	**660,153**	12,18%
+/-	Minority interests	4730	-13,990	-0.25%	-7,138	-0,13%
=	PROFIT/(LOSS) ATTRIBUTABLE TO EQUITY HOLDERS OF THE DOMINANT COMPANY	4740	**817,794**	14.88%	**653,015**	12,05%

VI. CONSOLIDATED BALANCE SHEET COMPARING THE SPANISH STANDARDS IN FORCE AND THE INTERNATIONAL FINANCIAL REPORTING STANDARDS ADOPTED

Units: Thousands of euros

	ASSETS		START OF 2005 (IFRS)	CLOSE OF 2004 (SPANISH STANDARDS)
I.	Formation expenses	5000		
II.	Tangible fixed assets	5010		
III.	Real-estate investments	5020		
IV.	Goodwill	5030		
V.	Other intangible assets	5040		
VI.	Non-current financial assets	5050		
VII.	Long-term shares in the dominant company	5060		
VIII.	Other non-current assets	5070		
A)	LONG-TERM/NON-CURRENT ASSETS	5080		
B)	DEFERRED EXPENSES	5090		
I.	Inventory	5100		
II.	Trade and other accounts receivable	5110		
III.	Other current financial assets	5120		
IV.	Short-term shares in the dominant company	5130		
V.	Other current assets	5140		
VI.	Cash and cash equivalents	5150		
	Subtotal	5160		
VIII.	Non-current assets classified as held for sale and from discontinued operations	5170		
C)	CURRENT ASSETS	5175		
	TOTAL ASSETS (A + B + C)	5180		

	LIABILITIES AND EQUITY		START OF 2005 (IFRS)	CLOSE OF 2004 (SPANISH STANDARDS)
I.	Capital	5190		
II.	Reserves	5200		
	Of which: adjustment of reserves for transition to IFRS (*)	5210		
III.	Other net asset instruments	5215		
IV.	Less: Treasury stock	5220		
V.	Valuation adjustments	5230		
VI.	Profit or loss on the financial year	5240		
VII.	Less: Interim dividend	5250		
A)	EQUITY UNDER SPANISH STANDARDS / EQUITY ATTRIBUTED TO HOLDERS OF EQUITY IN THE DOMINANT COMPANY	5260		
B)	MINORITY INTERESTS	5270		
	TOTAL EQUITY ACCORDING TO IFRS (A + B)	5280		
C)	NEGATIVE CONSOLIDATION DIFFERENCE	5290		
D)	DEFERRED INCOME	5300		
I.	Issues of bonds and other tradable securities	5310		
II.	Amounts owed to credit institutions	5320		
III.	Provisions	5330		
IV.	Other non-current liabilities	5340		
E)	LONG-TERM/NON-CURRENT LIABILITIES	5350		
I.	Issues of bonds and other tradable securities	5360		
II.	Amounts owed to credit institutions	5370		
III.	Trade and other accounts payable	5380		
IV.	Provisions	5390		
V.	Other current liabilities	5400		
	Subtotal	5410		
VI.	Liabilities directly associated with non-current assets classified as held for sale and from discontinued operations	5420		
F)	SHORT-TERM/CURRENT LIABILITIES	5425		
	TOTAL LIABILITIES AND EQUITY (A + B + C + D + E + F)	5430		

(*) Line for information only, the amounts are not calculated arithmetically to obtain the figure for the "Equity according to IFRS".

VII. DISTRIBUTION OF NET TURNOVER BY ACTIVITY

	ACTIVITY		INDIVIDUAL		CONSOLIDATED	
			Current year	Previous year	Current year	Previous year
	MAIN BUSINESS	2100	643,360	1,087,875	4.526.968	4.634.968
	SALE OF GAS	2105	596,823	433,367	374.700	234.644
	TELECOMMUNICATIONS	2110	19,378	17,169	11.310	9.563
	OTHER	2115	142,417	53,126	583.614	539.337
		2120				
		2125				
		2130				
		2135				
		2140				
(*)	Completed construction work pending certification	2145				
	Total net turnover	2150	**1,401,978**	**1,591,537**	**5.496.592**	**5.418.512**
	Domestic Market	2160	1,401,978	1,591,537	4.361.917	4.588.250
	Exports: European Union	2170				
	OECD Countries	2173			662.135	504.847
	Other countries	2175			472.540	325.415

(*) To be completed by construction companies only

VIII. AVERAGE NUMBER OF PERSONS EMPLOYED OVER THE COURSE OF THE PERIOD

		INDIVIDUAL		CONSOLIDATED	
		Current year	Previous year	Current year	Previous year
TOTAL PERSONS EMPLOYED	3000	2,137	2,528	17,749	16,815

IX. PROGRESS OF BUSINESS

(The information to be included in this section, as well as complying with the provisions of the instructions for the completion of this half-yearly report, must expressly state the following points: progress of revenues and costs incurred in earning those revenues; composition and analysis of the main operations enabling extraordinary earnings, if any, to be obtained; comments on any significant investments and divestments, explaining their effect on the company's working capital and in particular on its cash position; adequate explanation of the nature and effects of any items that have caused a significant change in revenues or earnings in the current half-year, with respect to the preceding period. Additionally, those companies sending a balance sheet and profit and loss statement for a consolidated group in accordance with the IFRS adopted, must provided detailed information about those operations with a significant impact on the financial position, profit or loss, and equity of the company or its group as a result in the deterioration of assets or their reversion, from the valuation of assets and liabilities at fair value, including derivative instruments and accounting hedges, differences in exchange rates, provisions, business combinations, operations classified as "discontinued" or any other operation with a significant effect, and a description of material changes under the heading "non-current assets classified as being held for sale and from discontinued operations" and related liabilities, significant variations in the risk taken on, and transactions to mitigate it, and events subsequent to the end of the year, which although significant, have not been reflected in the financial information presented. Lastly, any comments on the consolidated financial statements and on the individual financial statements should be clearly distinguishable from one another).

- In annex

X.1.) ISSUES, REDEMPTIONS OR REPAYMENTS OF DEBENTURES

(This section is to include individualised information on each issue, redemption or repayment of debentures since the beginning of the financial year by the company obliged to publish periodic information, or by any entity within the scope of consolidation with it, indicating for each issue, redemption or repayment the information detailed in the boxes below. This information must be supplied separately so as to distinguish between the issues, reimbursements or repayments that, in relation to an issue or share placement, have required the registration of an information prospectus with a competent authority (24) in a member state of the European Union, from those that have not. In the case of issues, reimbursements or repayments by associates or any entity other than the dominant company, dependent companies or multigroup companies, this information will only be included insofar as the issue or repayment is guaranteed, in whole or in part, by the dominant company, or any dependent or multigroup entity. Share issues or placements in the money market (25) may be aggregated (26) by type of operation (27), as may issues by a single entity, within a single country, provided they are of similar characteristics. In the case of issues, redemptions or repayments that take place through a "special purpose entity" (28), this fact must be expressly stated).

Issue, redemption or repayment of debentures whose issue or placement has required registration of a brochure with a competent authority (34) in the European Union												
			Characteristics of the issue, redemption or repayment of debentures									
Issuing entity	*Relationship (29)*	*Country of domicile*	*Operation (27)*	*ISIN Code (30)*	*Type of securities*	*Date of issue/redemption*	*Outstanding balance*	*Interest rate*	*Redemption and mode of repayment*	*Market(s) where listed*	*Credit rating*	*Collateral posted (31)*
Iberdrola Finanzas SAU	Dependent	SPAIN	Issues	XS0242656766	Bonds (EMTN)	09/02/06	250,000,000	2.72	Single 2009	Luxembourg stock exchange	A2(M); A+(S&P, FITCH)	Iberdrola S.A.
Iberdrola Finanzas SAU	Dependent	SPAIN	Issues	XS0245128607	Bonds (EMTN)	22/02/06	100,000,000	2.73	Single 2009	Luxembourg stock exchange	A2(M); A+(S&P, FITCH)	Iberdrola S.A.
Iberdrola Finanzas SAU	Dependent	SPAIN	Issues	XS0245792717	Bonds (EMTN)	06/03/06	300,000,000	2.75	Single 2007	Luxembourg stock exchange	A2(M); A+(S&P, FITCH)	Iberdrola S.A.
Iberdrola Finanzas SAU	Dependent	SPAIN	Issues	XS0246665573	Bonds (EMTN)	15/03/06	75,000,000		Single 2021	Luxembourg stock exchange	A2(M); A+(S&P, FITCH)	Iberdrola S.A.
Iberdrola Finanzas SAU	Dependent	SPAIN	Issues	XS0254615411	Bonds (EMTN)	25/05/06	102,900,000	3.07	Single 2036	Luxembourg stock exchange	A2(M); A+(S&P, FITCH)	Iberdrola S.A.
Iberdrola Finanzas SAU	Dependent	SPAIN	Issues	XS0255778333	Bonds (EMTN)	30/05/06	288,976,000	5.25	Single 2010	Luxembourg stock exchange	A2(M); A+(S&P, FITCH)	Iberdrola S.A.
Iberdrola Finanzas SAU	Dependent	SPAIN	Issues	XS0258938165	Bonds (EMTN)	28/06/06	300,000,000	3.18	Single 2010	Luxembourg stock exchange	A2(M); A+(S&P, FITCH)	Iberdrola S.A.
Iberdrola Internacional BV	Dependent	NETHERLANDS	Repayment		Notes (EMTN)	15/04/06	0	3.25	Single 2006	Luxembourg stock exchange	A1(M);AA(SP, FITCH)	Iberdrola S.A.
Iberdrola Internacional BV	Dependent	NETHERLANDS	Repayment		Notes (EMTN)	15/04/06	0	3.25	Single 2006	Luxembourg stock exchange	A1(M);AA(SP, FITCH)	Iberdrola S.A.
Iberdrola Internacional BV	Dependent	NETHERLANDS	Repayment		Notes (EMTN)	13/02/06	0	2.42	Single 2006	Luxembourg stock exchange	A1(M);AA(SP, FITCH)	Iberdrola S.A.
Iberdrola Internacional BV	Dependent	NETHERLANDS	Repayment		Notes (EMTN)	17/02/06	0	2.44	Single 2006	Luxembourg stock exchange	A1(M);A+(SP)	Iberdrola S.A.
Iberdrola Internacional BV	Dependent	NETHERLANDS	Issues	Others	Notes (ECP)		635,901,774	2.78	Single, with average to repayment of 55.18 days	Not listed	P1(M); A-1(S&P), F1(FITCH)	Iberdrola S.A.
Iberdrola, S.A.		SPAIN	Issues	Others	Promissory notes (prog.)		781,050,000	2.98	Single, with average to repayment of 172.40 days	AIAF market	No rating	
Iberdrola, S.A. (Iberduero May 57)		SPAIN	Repayment	ES0244580116	Simple bonds	02/01/06	82,337	6.75	Annual until 2007	Spanish Stock Exchange	No rating	
Iberdrola, S.A. (Iberduero Apr 58)		SPAIN	Repayment	ES0244580124	Simple bonds	02/01/06	174,891	6.75	Annual until 2008	Spanish Stock Exchange	No rating	
Iberdrola, S.A. (May 93)		SPAIN	Repayment	ES0244580504	Simple bonds	24/05/06	0	11.20	50% 24/05/05 and 50% 24/05/06 (reduction in nominal amt)	AIAF	No rating	

Issue, redemption or repayment of debentures whose issue or placement has not required registration of a brochure with a competent authority (24) in the European Union												
			Characteristics of the issue, redemption or repayment of debentures									
Issuing entity	*Relationship (29)*	*Country of domicile*	*Operation (27)*	*. ISIN Code (30)*	*Type of securities*	*Date of issue/redemption*	*Outstanding balance*	*Interest rate*	*Redemption and mode of repayment*	*Market(s) where listed*	*Credit rating*	*Collateral posted (31)*

X.2.) THIRD-PARTY ISSUES UNDERWRITTEN BY THE GROUP

(This section is to include individualised information on each issue, redemption or repayment of debentures since the beginning of the financial year underwritten by the company obliged to publish periodic information, or by any entity within the scope of consolidation with it, in relation to issues or placements not included in section X.1.) above, indicating for each the information detailed in the boxes below. The guarantee was given by an associated company or any other entity within the scope of consolidation other than the dominant company, dependent or multigroup companies, this information will only be included in the event that the exercise of the guarantee might have a material effect (32) on the consolidated financial statements. Share issues or placements in the money market (25) may be aggregated (26) by type of operation (27), as may issues by a single entity, within a single country, provided they are of similar characteristics. In the case of issues, redemptions or repayments that take place through a "special purpose entity" (28), this fact must be expressly stated).

Issuing entity	Relationship (29)	Country of domicile	Characteristics of the issue, redemption or repayment of debentures									
			Operation (27)	ISIN Code (30)	Type of securities	Date of issue/redemption	Outstanding balance	Interest rate	Redemption and mode of repayment	Market(s) where listed	Credit rating	Collateral posted (31)

XI. DIVIDENDS DISTRIBUTED DURING THE PERIOD:

(a note is to be made of the dividends effectively paid since the start of the financial year).

		% of nominal	Euros per share (x.xx)	Amount (Thousands of euros)
1. Ordinary shares	3100	12.2	0.37	330,828
2. Preference shares	3110			
3. Redeemable shares	3115			
4. Non-voting shares	3120			

Additional information on the distribution of dividends (interim dividend, supplementary dividend, etc.)

Included in annex on following sheet (G-11b)

XII. SIGNIFICANT EVENTS (*)

			YES	NO
1.	Purchases or transfers of shares in the capital of companies listed on the Stock Exchange giving rise to the obligation to report pursuant to the Stock Market Act s. 53 (5% and multiples thereof)	3200	X	
2.	Purchases of treasury shares giving rise to the obligation to inform pursuant to Supplementary Provision 1 of the Stock Market Act (1%)	3210		X
3.	Other significant increases or reductions of fixed assets (stakes of over 10% in unlisted companies, significant investments in or divestments of fixed assets, etc)	3220	X	
4.	Increases or reductions of the share capital or nominal value of shares.	3230		X
5.	Issues, redemptions or repayments of debentures.	3240	X	
6.	Changes of Directors or of the Board of Directors.	3250	X	
7.	Modifications of the Articles of Association	3260	X	
8.	Transformations, mergers or demergers.	3270		X
9.	Changes in the institutional regulations of the sector with a material effect on the Company or Group's economic or financial position.	3280	X	
10.	Law suits or proceedings that may have a significant effect on the asset situation of the company or group.	3290		X
11.	Bankruptcy proceedings, bankruptcy protection, etc.	3310		X
12.	Special agreements limiting, assigning or waiving, in whole or in part, financial, voting or representation rights vested in the company's shares.	3320		X
13.	Strategic alliances with national or international groups (exchanges of packages of shares, etc.)	3330		X
14.	Other significant events.	3340	X	

(*) Mark the relevant box with an "X", including, if applicable explanations, in an annex, together with the date of notification of the CNMV and SRBV.

Additional information on the distribution of dividends (interim dividend, supplementary dividend, etc.)

- On 2 January 2006 an interim dividend of 0.367 euros per share was paid from the profits from 2005.

XIII. ANNEX EXPLAINING SIGNIFICANT EVENTS

- In annex.

XIV. RELATED-PARTY TRANSACTIONS (34)

In relation to the information to be included in this section, the provisions of Order EHA/3050/2004 of 15 September 2004 regarding the reporting of related-party transactions(35) by companies issuing securities traded on an official secondary market shall apply, bearing in mind the instructions for the completion of the half-yearly report.

1. TRANSACTIONS WITH MAJOR SHAREHOLDERS IN THE COMPANY(36)

Code (37)	Description of the transaction(37)	A/I (38)	Curr./Prev. (39)	Amount (Thousands of euros)	Profit/loss(40) (Thousands of euros)	ST/LT (41)	Related Party(42)
019	Interest paid	Aggregate information	Current	64	0	s/t	BBK
020	Interest charged	Aggregate information	Current	95	0	s/t	BBK
022	Interest due but not collected	Aggregate information	Current	15	0	s/t	BBK
023	Dividends and other distributed earnings	Aggregate information	Previous	24,821	0	s/t	BBK
032	Other instruments that might imply a transfer of resources or obligations between the company and the related party	Aggregate information	Previous		0	s/t	BBK
032	Other instruments that might imply a transfer of resources or obligations between the company and the related party	Aggregate information	Previous	567	0	s/t	BBK
032	Other instruments that might imply a transfer of resources or obligations between the company and the related party	Aggregate information	Current	100,000	0	s/t	BBK
016	Financing agreements: loans	Aggregate information	Previous	501,294	0	l/t	BBVA
019	Interest paid	Aggregate information	Current	4,651	0	l/t	BBVA
019	Interest paid	Aggregate information	Current	373	0	s/t	BBVA
020	Interest charged	Aggregate information	Current	82	0	s/t	BBVA
020	Interest charged	Aggregate information	Current	145	0	l/t	BBVA
021	Interest due but not paid	Aggregate information	Current	-2,284	0	l/t	BBVA
022	Interest due but not collected	Aggregate information	Current	110	0	l/t	BBVA
022	Interest due but not collected	Aggregate information	Current	42	0	s/t	BBVA
023	Dividends and other distributed earnings	Aggregate information	Current	17,772	0	s/t	BBVA
024	Guarantees	Aggregate information	Previous	537,351	0	l/t	BBVA
024	Guarantees	Aggregate information	Current	55,549	0	l/t	BBVA
032	Other instruments that might imply a transfer of resources or obligations between the company and the related party	Aggregate information	Previous	950,707	0	l/t	BBVA
032	Other instruments that might imply a transfer of resources or obligations between the company and the related party	Aggregate information	Previous	-7,296	0	s/t	BBVA
032	Other instruments that might imply a transfer of resources or obligations between the company and the related party	Aggregate information	Current	92,000	0	s/t	BBVA
032	Other instruments that might imply a transfer of resources or obligations between the company and the related party	Aggregate information	Current	30,000	0	l/t	BBVA
032	Other instruments that might imply a transfer of resources or obligations between the company and the related party	Aggregate information	Current	41,964	0	s/t	BBVA
032	Other instruments that might imply a transfer of resources or obligations between the company and the related party	Aggregate information	Previous	4,308	0	s/t	BBVA
032	Other instruments that might imply a transfer of resources or obligations between the company and the related party	Aggregate information	Current	110,851	0	s/t	BBVA
032	Other instruments that might imply a transfer of resources or obligations between the company and the related party	Aggregate information	Previous	9,416	0	l/t	BBVA
032	Other instruments that might imply a transfer of resources or obligations between the company and the related party	Aggregate information	Current	459,000	0	s/t	BBVA
032	Other instruments that might imply a transfer of resources or obligations between the company and the related party	Aggregate information	Current	51,741	0	s/t	BBVA
032	Other instruments that might imply a transfer of resources or obligations between the company and the related party	Aggregate information	Current	151,600	0	s/t	BBVA
012	Financial leasing contracts	Aggregate information	Previous	1,796	0	l/t	BBVA
033	Other (specify)	Aggregate information	Current	569	0	s/t	BBK
033	Other (specify)	Aggregate information	Current	53	0	s/t	BBVA

Other aspects (43)

- In order to facilitate comprehension of the information supplied, a fuller description is given of the following operations:
- The amounts in rows 5,6,8,20,21,25 and 26 are the balances at the end of the period.
- The amounts in rows 7,28 and 29 relate to transactions in which the related party acted as an intermediary.
- The amounts in rows 17 and 18 are the balances committed at the end of the period.
- The transactions listed in rows 5 and 20 relate to current accounts.
- The transactions listed in rows 6 and 21 relate to deposits.
- The transactions listed in rows 7 and 29 relate to emissions of promissory notes.
- The transactions listed in rows 19 and 22 relate to emissions of debt derivatives.
- The transactions listed in rows 23 and 24 relate to exchange insurance.
- The transactions listed in rows 25 and 26 relate to emissions of portfolio and treasury stock derivatives.
- The transactions indicated in row 27 relate to the sale and purchase of foreign exchange.
- The transactions indicated in row 28 relate to the sale and purchase of shares.
- Rows 31 and 32 list the revenues from the supply of electricity and gas to major shareholders.

The transactions undertaken by Iberdrola, S.A. with its major shareholders during the first month of 2006 are the result of its normal business and took place under normal market conditions. It is not necessary to report them in order to give a true and fair view of the company's equity, finances or earnings position.

Financial instruments are contracted on the basis of competition between banks, choosing the most beneficial for the company at the time. Iberdrola's financial risk policy establishes a series of limits on contracting with a single financial institution in order to avoid an excessive concentration of risk. This maximum contracting limit, which also depends on the credit rating of the financial institution, applies to all financial institutions, including the company's major shareholders.

2. TRANSACTIONS WITH DIRECTORS AND MANAGERS OF THE COMPANY(36)

Code (37)	Description of the transaction(37)	A/I (38)	Curr./Prev. (39)	Amount (Thousands of euros)	Profit/loss(40) (Thousands of euros)	ST/LT (41)	Related Party(42)
016	Financing agreements: loans	Individual information	Previous	3,000	0	l/t	UNICAJA
018	Financing agreements: other (specify)	Individual information	Current	10,000	0	l/t	UNICAJA
021	Interest due but not paid	Aggregate information	Current	75	0	l/t	UNICAJA
024	Guarantees	Individual information	Current	6,794	0	l/t	UNICAJA
032	Other instruments that might imply a transfer of resources or obligations between the company and the related party	Aggregate information	Previous	1	0	s/t	UNICAJA
010	Receipt of services	Aggregate information	Previous	59	0	s/t	DAS
023	Dividends and other distributed earnings	Aggregate information	Current	5,636	0	s/t	Directors and managers
026	Compensation	Aggregate information	Previous	5,441	0	s/t	Directors and managers
026	Compensation	Aggregate information	Current	8,491	0	s/t	Directors and managers
027	Indemnities	Aggregate information	Previous	7,370	0	s/t	Directors and managers
027	Indemnities	Aggregate information	Current	4,071	0	s/t	Directors and managers
028	Contributions to pension schemes and life insurance	Aggregate information	Current	671	0	s/t	Directors and managers

Other aspects (43)

Rows 1 to 5 list transactions between Iberdrola, S.A. and Montes de Piedad y Caja de Ahorros de Ronda, Cádiz, Almería, Málaga y Antequera (UNICAJA), of which the director Braulio Medel Cámara is president.

The transactions listed in row 5 concern current accounts.

Row 6 includes transactions under a contract for the provision of services for the development of energy businesses in Turkey with the Turkish company DAS Engineering & Energy Investments, Inc., in which a brother of the director Lucas Maria de Oriol López-Montenegro is a member of the board.

At all events, these are transactions within the normal business of the company, entered into under normal market conditions, which do not need to be reported in order to give a true and fair view of the company's equity, finances or earnings position.

Financial instruments are contracted on the basis of competition between banks, choosing the most beneficial for the company at the time. Iberdrola's financial risk policy establishes a series of limits on contracting with a single financial institution in order to avoid an excessive concentration of risk. This maximum contracting limit,

which also depends on the credit rating of the financial institution, applies to all financial institutions, including UNICAJA.

3. TRANSACTIONS BETWEEN PEOPLE, COMPANIES OR ENTITIES IN THE GROUP(36)

Code (37)	Description of the transaction(37)	A/I (38)	Curr./Prev. (39)	Amount (Thousands of euros)	Profit/loss(40) (Thousands of euros)	ST/LT(41)	Related parties (42)
020	Interest charged	Aggregate information	Current	41	0	s/t	BBK
021	Interest due but not paid	Aggregate information	Current	93	0	l/t	BBK
022	Interest due but not collected	Aggregate information	Current	3	0	s/t	BBK
032	Other instruments that might imply a transfer of resources or obligations between the company and the related party	Aggregate information	Previous	785	0	l/t	BBK
032	Other instruments that might imply a transfer of resources or obligations between the company and the related party	Aggregate information	Previous	-93	0	s/t	BBK
024	Guarantees	Aggregate information	Current	13,131	0	l/t	BBK
016	Financing agreements: loans	Aggregate information	Previous	386,044	0	l/t	BBVA
016	Financing agreements: loans	Aggregate information	Previous	16,602	0	s/t	BBVA
016	Financing agreements: loans	Individual information	Current	15,125	0	l/t	BBVA
018	Financing agreements: other (specify)	Individual information	Current	1,370	0	s/t	BBVA
019	Interest paid	Aggregate information	Current	300	0	s/t	BBVA
019	Interest paid	Aggregate information	Previous	50,221	0	l/t	BBVA
020	Interest charged	Aggregate information	Current	36	0	s/t	BBVA
020	Interest charged	Aggregate information	Current	1,801	0	l/t	BBVA
021	Interest due but not paid	Aggregate information	Current	5	0	s/t	BBVA
021	Interest due but not paid	Aggregate information	Current	10,759	0	l/t	BBVA
022	Interest due but not collected	Aggregate information	Current	0	0	s/t	BBVA
022	Interest due but not collected	Aggregate information	Current	1,668	0	l/t	BBVA
024	Guarantees	Aggregate information	Previous	177,402	0	l/t	BBVA
024	Guarantees	Aggregate information	Current	9,260	0	l/t	BBVA
032	Other instruments that might imply a transfer of resources or obligations between the company and the related party	Aggregate information	Previous	213,198	0	l/t	BBVA
032	Other instruments that might imply a transfer of resources or obligations between the company and the related party	Aggregate information	Current	86,610	0	s/t	BBVA
032	Other instruments that might imply a transfer of resources or obligations between the company and the related party	Aggregate information	Previous	8,806	0	s/t	BBVA
032	Other instruments that might imply a transfer of resources or obligations between the company and the related party	Aggregate information	Current	105,084	0	s/t	BBVA
032	Other instruments that might imply a transfer of resources or obligations between the company and the related party	Aggregate information	Previous	12,219	0	s/t	BBVA
032	Other instruments that might imply a transfer of resources or obligations between the company and the related party	Aggregate information	Current	157,000	0	s/t	BBVA
008	Sale of financial assets	Individual information	Current	2,840	0	l/t	BBK
010	Receipt of services	Aggregate information	Current	12	0	s/t	Desafio Español 2007
018	Financing agreements: other (specify)	Aggregate information	Current	6,942	0	s/t	Desafio Español 2007
001	Purchase of goods (finished and unfinished)	Aggregate information	Current	4,548	0	s/t	Grupo Amara
010	Receipt of services	Aggregate information	Current	2,821	0	s/t	Grupo Amara
002	Sale of goods (finished and unfinished)	Aggregate information	Current	571	0	s/t	Grupo Amara
009	Provision of services	Aggregate information	Current	100	0	s/t	Grupo Amara
010	Receipt of services	Aggregate information	Current	10,816	0	s/t	Grupo Gamesa
001	Purchase of goods (finished and unfinished)	Aggregate information	Current	84,992	0	s/t	Grupo Gamesa
009	Provision of services	Aggregate information	Current	871	0	s/t	Grupo Gamesa
033	Other (specify)	Aggregate information	Current	29	0	s/t	Desafio Español 2007
033	Other (specify)	Aggregate	Current	26	0	s/t	Grupo Amara

		information					
033	Other (specify)	Aggregate information	Current	46	0	s/t	Grupo Gamesa
016	Financing agreements: loans	Aggregate information	Previous	1,472	0	l/t	UNICAJA
019	Interest paid	Aggregate information	Current	26	0	l/t	UNICAJA
021	Interest due but not paid	Aggregate information	Current	0	0	l/t	UNICAJA
024	Guarantees	Individual information	Current	1,470	0	l/t	UNICAJA
032	Other instruments that might imply a transfer of resources or obligations between the company and the related party	Aggregate information	Previous	12	0	s/t	UNICAJA
026	Compensation	Aggregate information	Current	1,759	0	s/t	Directors and managers
028	Contributions to pension schemes and life insurance	Aggregate information	Current	7	0	s/t	Directors and managers

Other aspects (43)

The table above includes transactions between part-owned companies and major shareholders of Iberdrola, S.A. (rows 1 to 27). Intragroup operations are also listed (rows 28 to 29). Finally, transactions between part-owned companies and Montes de Piedad y Caja de Ahorros de Ronda, Cádiz, Almería, Málaga y Antequera (UNICAJA), of which the director Mr Braulio Medel Cámara is the president, are listed (rows 40 to 44), along with information regarding the compensation certain executives receive from these part-owned companies (rows 45 and 46).

In order to facilitate comprehension of the information supplied, a fuller description is given of the following operations:
- The amounts in rows 4,5,7,8,21,22 and 23 are the balances at the end of the period.
- The amounts in rows 6.19 and 20 are the balances committed at the end of the period.
- The amounts in rows 9 and 10 related to contracted operations.
- The transactions listed in rows 4 and 21 relate to emissions of debt derivatives.
- The transactions listed in rows 5, 23 and 44 relate to current accounts.
- The transactions listed in row 22 relate to deposits.
- The transactions listed in rows 24 and 25 relate to exchange insurance.
- The transactions indicated in row 26 relate to the sale and purchase of foreign exchange.
- Rows 37 to 39 list the revenues from the supply of electricity and gas to various part-owned companies.

The transactions listed here fall within the normal business of the company, were entered into under normal market conditions, and so do not need to be reported in order to give a true and fair view of the company's equity, finances and earnings.

Financial instruments are contracted on the basis of competition between banks, choosing the most beneficial for the company at the time. Iberdrola's financial risk policy establishes a series of limits on contracting with a single financial institution in order to avoid an excessive concentration of risk. This maximum contracting limit, which also depends on the credit rating of the financial institution, applies to all financial institutions, including the company's major shareholders and UNICAJA.

4. OTHER RELATED-PARTY TRANSACTIONS (36)

Code (37)	Description of the transaction(37)	A/I (38)	Curr./Prev. (39)	Amount (Thousands of euros)	Profit/loss(40) (Thousands of euros)	ST/LT(41)	Related parties (42)

Other aspects (43)

XV. SPECIAL AUDITORS' REPORT

(This section should be completed with the information corresponding to the 1st half of the financial year following the last audited annual period, and shall be applicable to all issuing companies that, pursuant to the provisions of the thirteenth section of the Ministerial Order of 18 January 1991, are obliged to present a special report from their account auditors, when in their report on the annual accounts of the preceding year, the auditors had refused to give an opinion, stated a negative opinion or expressed their reservations. In this report a note will be included to the effect that the half-yearly information referring to the special auditors' report is included as an annex, along with a copy of the information or declarations made by the directors of the company regarding the updated situation of the reservations made by the auditors in their report on the annual accounts for the preceding financial year, and pursuant to the applicable technical standards of auditing, was used as the basis for the preparation of the aforementioned special report).

INSTRUCTIONS FOR THE COMPLETION OF THE HALF-YEARLY REPORT (GENERAL)

- The numerical data required, unless the contrary is indicated, must be expressed in thousands of euros, without decimals, and balanced after rounding.

- Negative amounts should be shown with a minus sign (-) in front of the number concerned.

- Together with each item of data expressed in figures, unless stated otherwise, the figure for the same period of the preceding year must also be shown.

- Adopted international financial reporting standards (adopted IFRS) are understood to mean those adopted by the European Commission under the procedure established by Regulation 1606/2002 of the European Parliament and of the Council, 19 July 2002.

- The financial information contained in this model shall be completed in accordance with the accounting standards and principles for registration and valuation that are applicable to the institution when preparing its annual financial statements for the year to which the periodic public information presented here refers.
  In the case of financial years starting after 1 January 2007, companies other than credit institutions, which pursuant to the Code of Commerce are obliged to prepare consolidated annual accounts, and on the date of the end of the financial year have only issued fixed income securities traded on a stock exchange, and which have opted to continue applying the standards laid down in section three of title III of the first book of the Code of Commerce, and the regulations implementing them, provided they have not applied the adopted IFRS in previous years, shall present their consolidated periodic public information using the models included in sections IV and V referring to the national accounting standards in force in Spain.

- The information that is to be included under the heading of progress of the business should allow investors to reach a sufficiently well grounded opinion on the company's business and the profit or loss it obtained, financial situation and other essential details of the general progress of the company's business during the period covered by the interim report.

- Definitions:

  (1) Variation in the companies making up the consolidated group: this will include only those companies that, in relation to the consolidated annual accounts of the immediately preceding financial year, have been included or excluded from the process of consolidation.

  (2) The various headings making up the fixed assets will be presented net of accumulated depreciation and provisions.

  (3) Deferred expenses include the cost of formalising debt (cost of issue and modification of fixed income securities and the cost of formalising debt, including notary's fees, taxes, preparation of certificates, etc.), deferred interest on tradable securities (difference between redemption value and issue price of fixed income securities and other analogous liabilities) and the cost of deferred interest (difference between the redemption value and the amount received on in the case of debt other than that in the form of fixed income securities). Companies in the electricity sector must also include the accrual accounts typical of their sector under this heading.

  (4) Deferred income includes capital subsidies, positive exchange rate differences, income from deferred interest (interest incorporated in the nominal amount of loans given during normal business operations, which have to be entered against profit and loss in future financial years) and other income to be distributed over several years.

  (5) The share of long-term debts with a maturity of less than 12 months must be reclassified under the appropriate heading in short term payables.

  (6) The net turnover will include the price at which products are sold and services provided during ordinary business net of rebates and other discounts on sales, and of value added tax and other taxes directly related to the foregoing revenues.

  (7) The "Other income" heading covers income from other sources than operating the business, work done by the company to improve its assets (except capitalised interest and exchange rate differences) and operating subsidies (capital subsidies transferred to the period's earnings are not included).

(8) The following items are to be included under the heading of external and operating expenses:
- Work done by other companies, external services (leases, repairs, transport, insurance, power, etc.); taxes (excluding corporation tax) and other management expenses.
- The allocations to provisions for operating risks and liabilities (major repairs, etc.; excluding contributions to pensions and similar obligations, which are to be registered under staff costs).

(9) Other income and expenses will include the profit or loss of unit-holders other than unit-trust managers in operations regulated by articles 239 to 243 of the Code of Commerce and in other joint transactions of similar characteristics.

(10) The variation in working capital provisions will include allocations made during the period, net of surpluses and applications, intended for use to make value corrections in the case of reversible deterioration in the value of inventories, customer receivables and other receivables. It will also include losses due to definitive insolvency of customers and other debtors.

(11) Allocations to depreciation and financial provisions will include allocations made during the period, net of surpluses and applications, intended to be used to make value corrections in the case of reversible deterioration in the value of securities (except those corresponding to holdings in the share capital of group or associate companies), other tradable securities, and short and long-term non-commercial loans.

(12) Earnings from intangible assets, tangible assets and the control portfolio will include the profit or loss on the sale of tangible and intangible assets and on long-term holdings in the share capital of group, multigroup or associate companies, or their total or partial removal from the inventory, as a result of losses due to the irreversible deterioration of these assets.

(13) Variation in provisions for intangible and tangible assets and the control portfolio will include allocations made during the period, net of surplus and applications, intended for use correcting valuations due to reversible deterioration in the value of tangible and intangible assets, and long-term holdings in the share capital of group and associate companies.

(14) Earnings from transactions involving treasury stock and the company's own bonds will include the profit and loss resulting from the redemption of bonds or the transfer of securities and bonds issued by the company.

(15) Profit or loss brought forward will include earnings from previous years, which given their materiality, cannot be entered on the accounts according to their nature.

(16) Other extraordinary earnings will include:
- The value of capital subsidies transferred to the period's earnings.
- Extraordinary income and expenses whose value is significant, which are not considered periodic when assessing the future earnings of the company.

(17) The company's consolidated reserves will include both those corresponding to companies consolidated using the global or proportional integration and those that correspond to companies consolidated by the equity method.

(18) and (19) The earnings and conversion differences headings (which appear only during consolidation) include exchange rate differences arising from the conversion of consolidated companies' balances in foreign currency (whichever consolidation technique is used).

(20) Other reserves: under this heading will be included the revaluation reserves for tangible and intangible assets, and other reserves other than accrued earnings.

(21) Accrued earnings: under this heading will be included the earnings produced in the current financial year and those from previous financial years that have not been distributed to shareholders.

(22) Other non-current liabilities: under this heading will be included, among other items, liabilities for post-employment benefits due to employees or other long-term remuneration.

(23) Profit/loss after tax of discontinued operations (net): under this heading the figure, net of tax, corresponding to the following items will be presented:
(i) profit/loss after tax of discontinued operations, and
(ii) the profit after tax recognised by the valuation at fair value less cost of sale, or by sale or

disposal by other means, of assets or disposable groups of items constituting the discontinued operation.

(24) Competent authority of a member state of the European Union: the authority designated by the home member state, as defined in article 2.1.m. of Directive 2003/71/EC of the European Parliament and of the Council of 4 November 2003 on the prospectus to be published when securities are offered to the public or admitted to trading.

(25) Issues of securities in the money market: for the purposes of this Circular, these will be considered to be issues of securities that enjoy high liquidity, and at the same time that they are admitted for trading in an organised secondary market, whether official or not, that they are readily realisable securities and that their time to maturity is less than or equal to eighteen months.

(26) Aggregation of issues or placements: the total outstanding balance on the date of this periodic published information will be aggregated, giving averaged values in the case of the interest rate, maturity and credit rating, or other values, provided they are more significant.

(27) Transaction: one of the following keys will be entered, depending on the type of transaction: "E" for issues, "R" for redemptions, or "C" or cancellations.

(28) Special purpose vehicle: any type of entity, belonging or not to the group to which the entity obliged to present periodic public information, created to achieve a specific purpose which is clearly defined beforehand (for example, to undertake a financial leasing operation, research and development activities or asset securitisation), whatever its legal form. Such entities are commonly subject to legal conditions imposing strict, and sometimes permanent, limits on the powers of their governing bodies, directors or managers over the activities of the entity.

(29) Relationship (issues, redemptions or repayments of debentures): the type of relationship with the entity presenting the periodic public information will be stated: dominant company, dependent company, multigroup, associate, or any other entity that falls within the scope of consolidation.

(30) ISIN (International Securities Identification Numbering system): the relevant ISIN number is to be entered in those issues with which there is an associated ISIN code. Otherwise, "N/A" is to be entered.

(31) Guarantees given: the type of guarantee given is to be indicated, along with the entity giving it.

(32) Guarantee that might have a material effect on the financial statements: for the purposes of this information, it will be considered that the exercise of the guarantee may have a material effect when the omission or erroneous inclusion of the impact of execution of the guarantee in the information provided could, individually or on an aggregate basis, influence the financial decisions of users of this information.

(33) Relationship (third-party issues underwritten by the group): this is to include the type of relationship existing between the entity presenting the periodic public information or any entity included in the scope of consolidation, and the entity whose issue or placement has been underwritten, whatever it is. Where applicable, the relationship between the underwriting entity and the undertaken obliged to present periodic public information is to be stated.

(34) Related parties: one party is considered to be related to another or a group acting in concert when it exercises or has the possibility of exercising, directly or indirectly, or by virtue of pacts or agreements between shareholders, control over the other or a significant influence in the financial and operational decision-making of the other.
The existence of control is presumed when any of the situations arise envisaged in article 4 of Law 24/1988, 28 July 1988, on the Stock market.
Significant influence is understood to mean influence enabling one party exercising to influence the financial and operational decisions of the other party, even though the former does not control the latter. For the purposes of this circular, evidence of influence is deemed to exist, unless demonstrated otherwise, in each of the following cases:

a) representation on the board of directors or equivalent governing body of the part-owned entity;

b) participation in the processes whereby policies are set, including decisions on dividends and other distributions;

c) material transactions between the investor and the part-owned entity;

d) exchange of management staff; or

e) supply of essential technical information.

Without prejudice to the foregoing, when deciding whether significant influence may be deemed to exist, the cases envisaged in Directive 2002/87/EC, 16 December 2002, will be taken into account.

(35) Related-party transactions: Order EHA/3050/2004, of 15 September 2004, considers related-party transactions to include all transfers of resources, services or obligations between related parties, regardless of whether there is any form of consideration. It shall not be necessary to report transactions between companies or entities belonging to the same consolidated group, provided that they have been eliminated in the process of preparing the consolidated financial information and that their purpose and the conditions under which they take place are such that they fall within the scope of the usual business of the companies or entities concerned. Nor shall it be necessary to report operations that, while being a part of the company's ordinary business, are carried out under normal market conditions and are immaterial, understood to be those which do not need to be reported in order to give a true and fair view of the company's equity, finances and earnings.

(36) Information on related-party transactions is to be presented broken down under the headings established in section four of Order EHA/3050/2004, of 15 September 2004. For the purposes of section four letter C) of the aforementioned Order, only those transactions between related parties that affect the reporting entity or its group are to be reported.

(37) Code and description of the transaction: at all events, the following types of related-party transactions should be reported. The associated codes are given in the table below:

Code	Transaction
001	Purchase of goods (finished and unfinished)
002	Sale of goods (finished and unfinished)
003	Purchases of tangible assets
004	Purchases of intangible assets
005	Purchases of financial assets
006	Sale of tangible assets
007	Sale of intangible assets
008	Sale of financial assets
009	Provision of services
010	Receipt of services
011	Collaboration contracts
012	Financial leasing contracts
013	Operating lease contracts
014	Research and development transfers
015	Licence agreements
016	Financing agreements: loans
017	Financing agreements: provision of capital (whether in cash or kind)
018	Financing agreements: other (specify)
019	Interest paid
020	Interest charged
021	Interest due but not paid
022	Interest due but not collected
023	Dividends and other distributed earnings
024	Guarantees
025	Management contracts
026	Compensation
027	Indemnities
028	Contributions to pension schemes and life insurance
029	Payment for services in financial instruments in the company (stock option plans, convertible bonds, etc.)
030	Call option commitments
031	Put option commitments
032	Other instruments that might imply a transfer of resources or obligations between the company and the related party
033	Other (specify)

(38) Aggregate (A) or Individualised (I) information: the information to include in the table may be aggregated in the case of items with similar content: Nevertheless, individual information must be provided regarding those transactions that are significant in view of the sums involved or their relevance for the proper understanding of the periodically published information. As regards whether a transaction is considered significant in view of the sums involved or their relevance for the proper understanding of the financial statements, the provisions of the fifth section of Order EHA/3050/2004, 15 September 2004, on the reporting of related party transactions, shall apply.
Related-party transactions shall be considered to be significant due to the sums involved when they exceed the company's normal business and are significant from the standpoint of the parameters envisaged in Directive 2002/87/EC, 16 December 2002. At all events, for the purposes of this Circular, related-party transactions shall be considered significant on account of the sums involved when they need to be broken down in order for the financial information supplied to be properly understood.
Moreover, transactions shall be considered relevant for the proper understanding of the periodically published information when members of the board of directors of the company or any group company are involved, directly or indirectly, provided such transactions are not part of the normal business of the company and are not carried out under normal market conditions.

(39) Current (Curr.)/Previous(Prev.): period in which the transaction took place. Transactions taking place between the start of the current financial year and the date to which the periodic public information refers (Curr.) and those taking place before the start of the current financial year which have not yet expired (Prev.) must both be included.

(40) Profit/loss: the accrued profit or loss is understood as the difference between the book value and the price at which the transaction took place.

(41) Payment conditions and periods: if the information is presented in aggregate form it should be sorted by time remaining to maturity of the transaction, i.e. short term (s/t) or long term (l/t). If, on the other hand, the information is presented in individualised form, the time to maturity and the payment conditions of each specific transaction should be stated.

(42) Related party or parties: in the case of individualised information, the name of the related party involved in the transaction, whether an individual or company, must be stated. It will not be necessary to complete this field if the information is presented in aggregate form.

(43) Other aspects: in this section any information regarding pricing policies applied, guarantees given and received, or any other aspect of the transactions allowing them to be properly interpreted must be given. This is to include information about any transactions that have taken place under non-market conditions, and in the case of such transactions the profit or loss the reporting entity or its group would have registered if the transaction had taken place at market prices must be stated.

IBERDROLA

First half Results 2006

Quarterly report




IBERDROLA

NET PROFIT REACHES 817.8 MILLION EUROS FOR THE FIRST TIME IN A HALF-YEAR PERIOD

Wind Energy, International and Non-Energy Business, Drivers of Growth

Record production in a half-year period (43,701 GWh; +9.2%), while reducing CO_2 emissions by 11.1%.

- Wind energy and mini-hydroelectric production increases to 3,988 GWh (+14.9%). This includes 281 GWh in international wind energy production.
- In Spain, production from combined cycles increases by 18.1%.
- CO_2 emissions reduced by 18.4% in Spain, reaching 21,171 GWh of emissions-free production, 65% of the total generated.
- In Mexico and Brazil, production increases by 19.7% over 2005.

EBITDA up 20.0%, reaching 1,916 MM€

- Renewables and International business represent 33.2% of EBITDA, compared with 26.3% for same period in 2005.

  - The Wind Energy Business registers an EBITDA of 303.5 million euros (+60.0%).
  - EBITDA of International reaches 332.5 million euros (+44.1%).

- Domestic Energy business (ex-Renewables) increases its EBITDA 4.1% due to the growing contribution of the Gas business. Without this effect, it would have dropped 2.3%.
- The improved results in Commercial and Gas business compensates for the impact of RDL 3/2006 registered on Distribution business
- Non-energy business, source of recurring profits, grew at the EBITDA level 49.7% to 183.7 million euros.

International Growth in Renewables and Engineering:

- Renewables: Acquisitions in France, USA and China consolidates growth strategy.
- Engineering: 1,500 million euros of backlog, with developments in 20 countries.



Basic figures for the businesses

Operating Data		H1 2006	H1 2005	%
Net production	**GWh**	**43,701**	**40,022**	**9.2**
Gas combined cycle	GWh	17,645	14,763	19.5
Wind energy and Mini-hydroelectric	GWh	3,988	3,470	14.9
Hydroelectric	GWh	5,274	4,944	6.7
Nuclear	GWh	12,427	10,787	15.2
Fuel-oil	GWh	787	1,873	-58.0
Coal	GWh	2,629	3,246	-19.0
Cogeneration	GWh	951	939	1.3
Installed capacity	**MW**	**27,993**	**26,354**	**6.2**
Gas combined cycle	MW	6,897	6,097	13.1
Wind energy and Mini-hydroelectric	MW	4,004	3,280	22.1
Hydroelectric	MW	9,126	9,119	0.1
Nuclear	MW	3,344	3,335	0.3
Fuel-oil	MW	2,889	2,888	0.0
Coal	MW	1,253	1,247	0.5
Cogeneration	MW	480	388	23.7
Energy distributed	**GWh**	**63,396**	**61,576**	**3.0**
Customers - supply points under management	**No. (mil.)**	**18.0**	**17.5**	**3.4**
Employees	**No.**	**17,900**	**16,738**	**6.9**



Operating Data		H1 2006	H1 2005	%
Spain				
Net production	**GWh**	**32,681**	**30,813**	**6.1**
Gas combined cycle	GWh	7,379	6,248	18.1
Wind energy and Mini-hydroelectric (1)	GWh	3,988	3,470	14.9
Hydroelectric	GWh	4,756	4,470	6.4
Nuclear	GWh	12,427	10,787	15.2
Fuel-oil	GWh	787	1,873	-58.0
Coal	GWh	2,629	3,246	-19.0
Cogeneration	GWh	715	719	-0.6
Installed capacity	**MW**	**24,696**	**23,065**	**7.1**
Gas combined cycle	MW	4,000	3,200	25.0
Wind and Mini-hydroelectric (1)	MW	4,004	3,280	22.1
Hydroelectric	MW	8,819	8,820	0.0
Nuclear	MW	3,344	3,335	0.3
Fuel Oil	MW	2,889	2,888	0.0
Coal	MW	1,253	1,247	0.5
Cogeneration	MW	387	295	31.2
Energy distributed	**GWh**	**49,581**	**48,392**	**2.5**
Regulated market	GWh	37,092	28,707	29.2
Sales	GWh	12,489	19,685	-36.6
Gas supplies	**GWh**	**24,146**	**24,663**	**-2.1**
Users	GWh	8,600	11,190	-23.1
Gas combined cycle	GWh	15,546	13,472	15.4
Customers (managed supply points)	**No. (mil.)**	**9.75**	**9.66**	**0.9**
Latin America				
Production	**GWh**	**11,020**	**9,209**	**19.7**
Gas combined cycle	GWh	10,266	8,515	20.6
Hydroelectric	GWh	518	474	9.3
Cogeneration	GWh	236	220	7.3
Installed capacity	**MW**	**3,297**	**3,289**	**0.2**
Gas combined cycle	MW	2,897	2,897	-
Hydroelectric	MW	307	299	2.7
Cogeneration	MW	93	93	-
Energy distributed (under management)	**GWh**	**13,815**	**13,184**	**4.8**
Customers (managed supply points)	**No. (mil.)**	**8.3**	**7.8**	**6.4**

Note: Installed capacity, production, and number of employees according to consolidation criterion.

(1) Includes 308 MW international capacity with 281 GWh production.



Market data		H1 2006	H1 2005
Market capitalization (30/06)	Million€	24,279	19,672
Earnings per share (half-year)	€	0.91	0.72
Net operating cash flow per share (half-year)	€	1.3	1.2
PER	Times	17.6	16.4
Price/Book Value (Capitalisation to NBV at end of period)	Times	2.5	2.1

Economic/financial data

Income Statement		H1 2006	H1 2005
Net Sales	Million€	5,496.6	5,458.7
EBITDA	Million€	1,916.4	1,596.5
Earnings Before Interest and Tax (EBIT)	Million€	1,388.5	1,111.5
Net Profit	Million€	817.8	653.0
Net operating expenses / Gross margin	%	29.4	30.3

Balance Sheet		H1 2006	2005
Total assets	Million€	31,978	30,479
Shareholders' equity	Million€	9,795	9,415
Net financial debt (1)	Million€	13,605	12,211
ROE	%	15.8	15.4
Financial leverage (2)	%	58.1	56.5
Debt /equity ratio	Times	1.39	1.30

(1) Includes the amounts corresponding to the tariff insufficiency: 1,341 million euros at December 2005 and 353 million euros at June 2006.

(2) Net Debt/(Net Debt+Shareholder´s equity). Includes financing of the tariff insufficiency. Without including this issue, leverage as at December 2005 would stand at 53.6% and at 54.9% in June 2006.


IBERDROLA

Highlights

- As at 30 June 2006, IBERDROLA achieved a new half-year record in Group production, which grew 9.2% to 43,701 GWh, driven by use of technologies more environmentally efficient. This high growth has been achieved while reducing CO_2 emissions by 11.1%. In Spain, the emissions were reduced by 18.4%, resulting in an emission-free production figure of 64.8% on a total of 32,681 GWh produced. It is also worth highlighting:

  - Wind production grew 16.2% to 3,663 GWh (281 GWh international). Special Regime production, including cogenerators contribution, represented 14.4%in Spain, similar level to the one achieved by hydroelectric production.

  - High availability of nuclear power plants, with an output increase of 15.2% compared to 2005.

  - Production from combined cycles increased in Spain by 18.1%, and by 20.6% in Latin America.

  - Significant reduction in production with the most pollutant energy sources, with a decline of 19% in production from coal and 58% from fuel oil.

- Net Operating Profit recorded a significant improvement both in gross terms (EBITDA +20.0%) and in net terms (EBIT +24.9%). Renewables, International and Non-Energy businesses, with strong growth in activity, were the engines of growth for the Group in the first half of 2006:

  - Domestic Energy business (ex-Renewables) increased its EBITDA by 4.1% due to the growing contribution from Gas, without which Gross Operating Profit would have dropped by 2.3%. In addition, results obtained by Commercial and Gas made it possible to reduce the impact on EBITDA of Royal Decree (RDL) 3/2006. On the other hand, it should be noted that IBERDROLA Distribution, SAU set up on 9 June 2006 operative actions aimed to minimize the effects of the Royal Decree mentioned above.

  - Renewables: EBITDA grew to 332.5 million euros, after a 16.2% increase in wind energy production.

  - International: 44.1% EBITDA growth, exceeding 332 million euros, due to good development of business in Mexico and Brazil. It emphasizes the 19.7% increase in production, due to improvements in efficiency and availability in generation, and a 4.8% increase in distributed energy. The positive development in the exchange rate for the currencies of reference in the period should also be mentioned.

  - Non-energy business, an important source of recurring profit, achieved EBITDA of 183.7 million euros, an increase of 49.7%. Engineering and Services (+61%)



represented the majority of growth in EBITDA for this area of business.

- Net Profit was 817.8 million euros, a growth of 25.2%, in line with EBIT and after application of an effective tax rate of 35%.

- IBERDROLA made new strides in its international expansion during the first half in Renewables and Engineering:

  - Renewables: acquisition of the French wind energy producer Perfect Wind (600 MW portfolio), the US producer Community Energy (2,200 MW portfolio), and an agreement in China with local authorities to obtain a 1,000 MW portfolio. All these operations consolidate the growth strategy by increasing the portfolio. In addition an agreement was concluded in China with Guanxi Guidong Electric (300 MW in hydroelectric generation and electricity transmission), for the acquisition of a 29% stake in such company.

  - Engineering: With a 1,500 million euros backlog. Iberdrola Ingeniería has presence now in 20 countries worldwide.

- Publication of Spanish NAP 2008-2012, which includes the following important points:

  - All efforts are now focused on the electricity sector, compared with other sectors.

  - Electricity companies represent the only sector which can internalize CO_2 costs.

  - Technological change is being favoured.

- As regards Regulation, in the first quarter of the year was published Royal-Decree 3/2006 modifying the matching regime in the wholesale market, as well as the new consideration of the emission allowances. Afterwards, beginning June, there were a number of developments on the regulatory front aimed at producing greater liberalization within the sector:

  - Recognition of tariff insufficiency corresponding 2005.

  - Elimination of CTCs and end of the transition period.

  - Start of contracting electrical energy by distributors in the Iberian forward market.


IBERDROLA

Development of the Strategic Plan

1. INVESTMENTS IN GENERATION

Installed capacity

During the first half of 2006 IBERDROLA put 202 MW of additional power on line in relation to what existed at December 2005, reaching 27,993 MW of total installed capacity. The new power put on line relates entirely to new wind energy and mini-hydroelectric facilities. Spain represents 88.2% of total installed capacity, with 24,696 MW.


Installed Capacity
Group Total (MW)
26,354
+6.2%
27,993
H1 2005
H1 2006

In comparative annual terms, the installed capacity at the end of the first half of 2006 is 6.2% higher than what existed at the end of the first half of 2005.

The following is a breakdown of the added amounts achieved in the last 12 months:

Additional capacity (MW)	MW	Facilities put on-line in the last 12 months
Combined cycle	800	Arcos III in Spain (400 MW Aceca in tests)
Wind and Mini-hydroelectric	724	New plants in Spain, Europe and Latin America
Cogeneration	92	New plants operating in Spain
Traditional generation	24	Recognized capacity increases
Total	1,640	

1.1 Spain

- Combined Cycle Plants

Installed capacity

The **total operating capacity** of IBERDROLA in Combined Cycle plants in Spain at the end of the first half of 2006 reached 4,000 MW (4,800 MW under management). Year-on-year the installed capacity in combined cycles in Spain at the end of June 2006 is 25% higher than for the same period in 2005. The increase in operational power relates to Arcos III, 800 MW.


Combined Cycles
Installed Capacity Spain (MW)
3,200 (*)
+25%
4,000
H1 2005
H1 2006
(*) 400 MW Aceca testing



Plants at test stage or under construction

The Escombreras Combined Cycle

IBERDROLA has started the testing period for its combined cycle new group at Escombreras (800 MW), in Cartagena (Murcia), where synchronisation with the electricity grid took place on 1 July. This IBERDROLA combined cycle is the ninth built by the Company in Spain since the 2002-2006 Strategic Plan was implemented.

Project	Capacity (MW)	Start of operations
Castellón A	800	2002
Castejón	400	2002
BBE	800	2003
Tarragona	400	2004
Santurce	400	2004
Arcos I and II	800	2004
Aceca	400	2005
Arcos III	800	2005
Total 2002-2005	4,800	2005
Escombreras	800	2006
Castellón B	800	2007
TOTAL '02-'07	6,400 (5,600 OWNED)	

It is forecasted that the Escombreras cycle will start commercial operation during the last quarter of this year. Construction of this new group at the Escombreras plant meant dismantling the old fuel oil-powered groups 1, 2 and 3, while maintaining groups 4 and 5 of 554 MW in operation.

- Wind Energy and Mini-hydroelectric

Installed capacity

At the end of the first half of 2006 IBERDROLA has **installed capacity** of 4,004 MW (3,672 MW of wind energy and 332 MW of mini-hydroelectric), which strengthens IBERDROLA as worldwide leader in this business. In the first half of this fiscal year 194 additional MW were installed (178 wind energy MW and 16 mini-hydro-electric MW). In comparative annual terms the installed capacity at the end of June 2006 is 22.1% higher than what existed at the end of June 2005.


Capacity (MW)
+724 MW
3,280
4,004
2,964
3,672
316
332
H1 2005
H1 2006
Wind
Mini-hydro

In this context, IBERDROLA envisions reaching 10,000 MW of installed power by 2011. With this aim, IBERDROLA has carried out a number of operations in the area of renewable energies outside Spain during the first half of 2006, which increases the project portfolio, now standing at 16,000 MW.


IBERDROLA

In respect to the **installed capacity per geographic area**, the wind generation park now includes wind farms in twelve Spanish communities and in four countries, Greece, Portugal, France, and Brazil. In addition to development in countries where it is already present, it has projects at an advanced stage of development in the UK, Italy, Poland, Germany, Mexico and the US. 92.3% of the installed capacity of IBERDROLA in renewable energy is located in Spain, with 3,696 MW. With regard to projects outside of Spain, IBERDROLA already has a total of 308 MW in operation. As a whole, 7.7% of the 4,004 MW of total installed capacity of IBERDROLA is located outside Spain. IBERDROLA has incorporated into its CORE (Renewables Operation Centre) its wind farms operating in France, Brazil and Portugal, and intends to include gradually all facilities abroad.

Additional capacity

The new capacity installed in Spain during the first half of 2006 reached 121.5 MW, as follows: Alarcón (15,8 MW), Luzón Norte (20 MW) and Escalón (14 MW) in Castilla - La Mancha; Los Campillos (34 MW), Tarayuela (20 MW) and Urbel del Castillo II (12 MW) in Castilla y León, and Igea-Cornago (6 MW) in La Rioja region.

International

New capacity entering operation during the first half of 2006 achieved 72.1 MW, represented by, among others:

- France (La Butte des Fraus, 12 MW).
- Completion of already existing plants in Brazil, Rio do Fogo, up to 49.3 MW and in Greece, Modi ext., up to 4.8 MW.

Project Portfolio

IBERDROLA already has a **project portfolio** totalling 16,000 MW at different stages of development, both in Spain and in other countries.

MW	Potential development	Validated resource	Grid connection rights & under construction
Spain	**8,446**	**5,254**	**2,081**
Wind	7,234	4,773	1,933
Mini-hydro	192	192	90
Other	1,020	288	58
International	**7,561**	**3,966**	**732**
Total	**16,007**	**9,219**	**2,813**

During the first half of the year several international operations were carried out which mean **additions to the IBERDROLA project portfolio**:

- **Acquisition of Community Energy in the USA**, located at Wayne (Pennsylvania), which has a project portfolio totalling 2,000 MW of wind energy in various locations on the country's east coast, at preliminary study stage and with high likelihood of receiving authorisation, to which 200 MW at an advanced development stage should be added. Community Energy Inc. leads green energy certificates trading in the north-east of the United States, by supplying close to 75,000 domestic consumers and 350 industrial and commercial customers.


USA



Acquisition of Community Energy (Total portfolio: 2,200 MW)

- **Acquisition of French company Perfect Wind**, considered as one of the companies with the greatest potential for development in the wind energy sector in our neighbouring country, having a project portfolio of 600 MW, of which 10 MW comes from a wind farm now at test stage and 86 MW from projects in an advanced stage of development.

France



Acquisition of Perfect Wind (Total portfolio: 600 MW)

- **Signing of Framework Agreement in China** with the district council of Bayannaoer, to study locations where at least 1,000 MW of wind energy output could be installed. Installation is subordinate both to results from wind measurements and to the approval of the regulatory framework in China, which must be stable and allow for the project's profitability.


China

Framework agreement

- In addition, IBERDROLA has reached an agreement with Guanxi Guidong Electric (300 MW in hydroelectric generation and electric transmission) for the acqusition of a 29% stake in the above mentioned company.

- New developments have been initiated in UK, France, Hungary and Estonia.

- Other Sources of Renewable Energy (other than wind energy)

Thermosolar Energy

In its portfolio IBERDROLA has a total of 13 projects for thermoelectric solar energy in Spain, adding up to 605 MW of installed capacity located in Sevilla, Ciudad Real, Madrid, Murcia, Badajoz, Zamora, Albacete, Soria, Teruel y Almeria.



Photovoltaic Energy
The priority is the development of an own portfolio in IBERDROLA combined cycle and nuclear plants. Currently IBERDROLA has an advanced portfolio of 30 MW in Spain.

Biomass
Development of biomass projects will be done on a very selective basis, always including guarantees that raw material will be supplied over the long term. IBERDROLA is intending to instal Spain's first timber biomass plant, which will be located in the municipality of Corduente (Guadalajara). IBERDROLA also has two other projects at an advanced stage which will bring the portfolio of the most advanced projects up to 25 MW.

Mini-Hydroelectric within Special Regime
IBERDROLA has a portfolio of 192 MW at national level and 100 MW at international level.

- Cogeneration

Operating capacity
IBERDROLA has operating capacity in co-generation plants in Spain of 387 attributable MW, equivalent to a total of 562 MW installed, from the 28 co-generation plants in which IBERDROLA has a stake. IBERDROLA has five liquid manure processing plants, of which the two located in Castilla y León are already in operation.

Capacity under construction
Since 2005, the liquid manure processing plants of Fonz and Monzón in Huesca and Fudepor in Murcia have been under construction, with an electrical capacity of 7.4 MW, 14.8 MW and 14.8 MW, respectively. They will be put into operation during 2006. Also, this June IBERDROLA and its partners began steps for construction of the bioethanol production plant at Barcial del Barco (Zamora). This plant will mean lower levels of CO_2 emission into the atmosphere, amounting to 110,000 tonnes annually.

1.2 Latin America

Mexico

IBERDROLA has consolidated its position as the top private electricity producer in Mexico. The Company already has installed capacity in Mexico of 2,696 MW, and is building another two combined cycle plants in that country: Altamira V with 1,121 MW, which will be put into operation in November 2006, and Tamazunchale with 1,135 MW, which will start operating in June 2007, the two biggest plants awarded up to now in Mexico.

Project	Capacity (MW)	Start of Operations
Enertek	120	100% operational
Monterrey	1,037	100% operational
Altamira IV	1,036	100% operational
La Laguna	500	100% operational
Altamira V	1,121	2006
Tamazunchale	1,135	2007
Total	**4,949**	

In the area of wind energy IBERDROLA is developing projects in the State of Oaxaca with total capacity of 150 MW.



Brazil

In Brazil, IBERDROLA has the hydroelectric plant of Itapebí, 450 MW (175 MW attributable to IBERDROLA) and the combined cycle of Termopernambuco with an installed capacity of 520 MW (203 MW attributable to IBERDROLA). In addition, IBERDROLA has six co-generation plants (93 MW) for private customers through its subsidiary Energyworks Brazil (100% IBERDROLA).

During the first quarter of the year, Neoenergia (39% IBERDROLA) was awarded concessions for building, maintaining, and operating the hydroelectric plant at Baguari and the mini-hydroelectric plants of Nova Aurora and Goiandira, which add up to a total of 188 MW of installed capacity.

In the field of wind energy, during this semester IBERDROLA has continued to put into operation the Rio do Fogo wind farm, a Clean Development Mechanism (CDM) project. Located in the state of Rio Grande do Norte (Brazil), this project totals 49.3 MW fully installed and at test stage.

1.3 Europe

Greece

In the field of wind energy, IBERDROLA has 193.3 MW on line and 44 MW under construction. IBERDROLA is a strategic partner of Rokas, the top developer and operator of wind farms in Greece, in which it has a 49.9% share. Also in Greece, IbeRenova will soon acquire 56 MW from Gamesa by an agreement signed for this purpose in July 2005.

Portugal

IBERDROLA has 18 MW in operation in Portugal, relating to the Catefica wind farm acquired from Gamesa. In addition, IBERDROLA has connection points for 150 MW that will enter into operation in the next two years.

Other Countries in European Union

IBERDROLA has various projects in other countries of the EU, mostly in the area of wind energy:

- In **Germany**, during 2006, 28 MW of wind energy will start operation at three wind farms which were the result of a purchase agreement with Gamesa. Two of these are already installed and the other one being tested. An additional 54 MW are being developed by IBERDROLA itself, and are at various stages of development.

- In **Poland**, IBERDROLA will have 58.5 MW of wind energy in operation at the end of 2006 and has 103 MW in its portfolio, to be developed in the coming years.

- In **France** IBERDROLA has 31.7 MW of wind energy in operation. The company has a strategic interest in the acquisition of rights and farms in an advanced stage of development, or in positioning itself as an investing partner for local developers. IBERDROLA has an agreement with the



German developer P&T Technology and its financial services subsidiary EECH AG for the purchase of farm development rights both in France (100 MW) and in Italy (200 MW). To these agreements must be added the projects acquired from Perfect Wind of 10 MW (at test stage) and 600 MW in portfolio, of which 86 MW relates to projects at an advanced stage. Furthermore, IBERDROLA has entered into an agreement with Total and OPT to develop wave energy projects and will start studying sites in France.

- In **Italy** IBERDROLA has an agreement with P&T, having the right to acquire 100 MW with an optional expansion of a further 100 MW. IBERDROLA will also acquire a total of 100 MW from Gamesa over the 2006-2009 period under the agreement signed in 2005.

- In the **United Kingdom** its own projects are being developed in the area of **wind energy** and, although they are in the initial phases, they could reach 145 MW.

Other Geographical Areas

In **Latvia**, IBERDROLA has been awarded the construction, as well as the operational supervision and maintenance during 12 years of a combined cycle plant of 420 MW of installed capacity in Riga (Latvia).

Trading

The Company is developing a major trading business in Europe, with operations in Austria, Belgium, France, Germany, the Netherlands, Portugal, Spain, Switzerland and Italy. In addition, IBERDROLA is *participating* in monthly and daily auctions carried out by the French electricity system operating company (RTE), which enables it to access interconnection with Italy. The Company aims to extend these energy buying and selling activities in the short term in Europe to other countries such as Poland, Greece and the United Kingdom.

2.- DISTRIBUTION

2.1 Spain

At of the end of the first six months of fiscal year 2006, IBERDROLA had 9.75 MM costumers in Spain, with total energy distributed on the grid totalling 49,581 GWh, a 2.5% increase over the same period the previous fiscal year.

2.2. Latin America

At of the close of the first six months of 2006, IBERDROLA has already exceeded a total of 8.3 million customers under management in the region, with energy distributed totalling 13,815 GWh, an increase of 4.8% over the same period in the previous fiscal year.



3. SUPPLY

3.1 Electricity

- Spanish business: eligible electricity customers

The energy sold on this market totalled 4,615 GWh, a decline of 69.5% from the same period in 2005, as a consequence of the P&L optimization policy.



Electricity sales in liberalised market (GWh)
15,114
-69.5%
4,615
H1 '05
H1 '06

3.2 Gas

Procurements

In the first half of 2006, IBERDROLA consolidated its position as Spain's second-largest gas supplier, providing 14% of total gas consumed. IBERDROLA also ended the half with a global supply portfolio of 16.25 bcm per annum, 7.35 bcm of which cover its supply requirements in Spain, with 8.90 bcm in Mexico and Brazil.

During the first half, the most significant gas procurements activities were the following:

- Receipt of the first cargo of natural gas at the Sagunto regasification plant, which has capacity to process 6 bcm per annum since its start-up of operations this past 1 April. The vessel Al Thakhira, from the Emirate of Qatar, unloaded 145,000 m^3 of LNG at the Saggas terminal, equivalent to 900 GWh of natural gas. IBERDROLA is the plant's largest shareholder, with a 30% interest.

- Receipt of the first cargo of liquefied natural gas (LNG), with capacity of 145,000 cubic meters, under the procurements contract signed with Nigeria LNG on 1 April 2002. The methane tanker vessel LNG Enugu unloaded at the Huelva regasification plant, where the Company has entered into the corresponding agreements for access to the gas networks. The amount transported is equivalent to 900 GWh of natural gas. This shipment falls within the agreement signed with Nigeria LNG for IBERDROLA's long-term acquisition of 10 bcm of LNG.

- Exports to France through the Larrau-Calahorra international gas pipelines and the new Euskadour pipeline. IBERDROLA has already accumulated 1,500 GWh exported in 2006. IBERDROLA was the first company to export gas through Euskadour since its start-up in June 2006.

- During the fiscal year, to optimize the flexibility of its gas basket, the Company has



developed various trading activities, the satisfactory economic results of which will be discussed below.

- In April, IBERDROLA successfully passed the inspetion of the Oil Products Strategic Reserves Company *Corporación de Reservas Estratégicas de Productos Petrolíferos*, or CORES with respect to minimum safety inventories of natural gas, maintaining 36.5 days compared to the 35 required by Spanish regulation.

Infrastructure

To guarantee the entry of LNG into the gas system, IBERDROLA signed the corresponding agreements for access to the networks and is promoting first-class infrastructures: in addition to the aforementioned Sagunto, it holds a 25% interest in the Bahía Bizkaia Gas (BBG) regasification plant, which has been operating since August 2003 at a capacity of 6 bcm per annum, and has received over 100 methane tankers.

It also holds 12% of the company Medgaz, which is promoting a direct submarine gas pipeline between Algeria and Spain, with capacity for 8 bcm per annum, and which was granted in 2005 as a priority project for the Government, having recently been subject to a favourable environmental impact report. IBERDROLA has already guaranteed the receipt of at least 1.6 bcm per annum of gas through this new pipeline, beginning in 2009.

Supply

Spain

In the first half of 2006, IBERDROLA consolidated its position as second-largest gas supplier in Spain. In the second quarter of 2006 the company announced it will distribute natural gas for the first time to five cities in the Community of Madrid, to which end it will invest € 30 MM in developing the necessary gas infrastructure, which will benefit over 35,000 homes.

Europe

In groundbreaking activities to deregulate the French market, IBERDROLA began supplying gas to industrial users in that country in 2005. At the same time, it has also become the first domestic company to export gas from Spain to France through the interconnection gas pipeline.

4. NON-ENERGY BUSINESSES

Iberdrola Inmobiliaria

IBERDROLA (through the holding company and its subsidiary Iberdrola Inmobiliaria) currently controls over 3.8 MM buildable square meters. At the close of the first half of 2006, IBERDROLA Inmobiliaria had 16 **residential developments**, representing 1,426 homes. In the first half of the fiscal year, 277 homes were sold. With regard to **non-residential projects**, construction of the AQUA MULTIESPACIO real estate development

(Valencia), with 83,000 square meters in constructed surface area, has been completed, and was inaugurated in May. This real estate business is being operated through Sociedad Oceanic Center, in which IBERDROLA holds a 50% stake. The building of the Landaben (Pamplona) Industrial Polygon also continues under construction.

Investments made to purchase land under public deed from 1/1/06 to 3/31/06 totalled € 95.7 MM. Investments totalling another € 119.5 MM were made in the second quarter, bringing accumulated investment in land purchases to € 215.3 MM during the period from January to June 2006. Investments made in development and other items related to land purchases totalled € 4.2 MM. Investments made in construction works totalled € 31.5 MM.

Likewise, the capital gains of several recurrent transactions have been included in the first half, worthmentioning those done with assets in Vicálvaro and Aguacate (Madrid area).

Iberdrola Ingeniería y Construcción

Iberdrola Ingeniería y Construcción is executing projects in over 20 countries and has offices in Mexico, Brazil, Russia, Qatar, Greece, Poland, United Kingdom, US, Venezuela, Tunisia, Latvia, Germany, Albania, Kenya, India, and Slovakia. The value of the backlog is € 1,500 MM.

- In the first half of the year, IBERINCO strengthened its overseas presence by been awarded with the reinforcing of the electricity grid of the state of Falcón, in Venezuela, for 80 million dollars; a new agreement with the mexican public electricity company (CFE) to reinforce the electricity grid in the state of Tamaulipas, for 63.6 million dollars; a project to modernize the control system of the main hydroelectric plants in Kenia, with a budget of 5.5 million euros and a contract for the supply of new tubular beams of optimized design for the four condensers of the units 3 and 4 of the Bohunice V2 nuclear plant in Slovakia, for an amount close to 11 million euros. IBERINCO has been recently awarded wit a 16.5 million euros contract in Bulgaria for building the Kozloduy-Plovdiv transmission lines.

With regard solely to the second quarter of the year, the most significant deals are the following:

- New international agreement for the supply of new tubular beams of optimized design, to the Bohunice Nuclear Plant V2 in Slovakia, for some € 11 MM.

- IBERINCO won an international competition for building the Fujairah electricity plant of 220 MW in the United Arab Emirates, for a total of 70 million euros, and is awaiting receipt of notification of award of both contracts.

- In Spain, we note the following as the most significant projects awarded: the construction



of 2 MW photovoltaic solar plants in Mohorte (Cuenca) for 12 million euros; a high-tension, 220 kV line from Celada to Hornillos to Grijota, for a total amount close to 4 million euros; the Hornillos 220/30 kV substation for 3.4 million euros; and phases III and IV of the Telefónica photovoltaic solar project totalling over 5 million euros.


Finland
Latvia
CCGT Riga
Russia
Poland
Germany
United Kingdom
Switzerland
USA
Spain
Algeria
Greece
Albania
Mexico
Venezuela
Tunisia
Kenya
Qatar
India
Brazil
Korea
Taiwan

5. OPTIMIZATION AND RATIONALIZATION OF FINANCIAL RESOURCES

Main Financial Transactions

Over the first half of 2006, the limit of the outstanding balance of the EMTN program was increased to 10 billion euros, from the previous 6 billion euros. As a result of this increase, which occurred in April, and the current favourable trend in this market, this instrument, along with the Commercial Paper programs, has become the Company's principal financing source, with seven issuances made.

Within this EMTN program, the following issuances were the most significant:

- 15 billion Japanese yen maturing in 2018, with option to extend to 2036.

- 200 million pounds sterling maturing in 2010.

- 300 million euros at 4 years.

Financial investments:

- **IBERDROLA increased its stake in Energías de Portugal (EDP) to 9.5%.** Last April 27 IBERDROLA reported it had increased its stake in Energias de Portugal, S.A. (EDP) from 5.7% to 9.5%. The purchase was made on the market for a total of € 332 MM. Given the guidelines of the National Energy Strategy, approved by the Portuguese Council of Ministers Resolution of 24 October 2005, IBERDROLA was prepared to concentrate its entire shareholder position in one of the two companies (EDP or Galp), depending upon the option considered most favourable for this new energy strategy by the Portuguese government. Once the decision was made to concentrate on EDP, IBERDROLA Portugal then communicated to the Portuguese government its willingness to sell the 4% it still holds in Galp, within the framework of the Portuguese government's partial privatization of that company.

- **IBERDROLA acquired an 11% stake in Gamesa from Corporación IBV.** Last 5 July, IBERDROLA closed the purchase of 11% of the capital of Gamesa from Corporación IBV, a holding company owned in equal parts by the Company and BBVA, in a deal involving an investment of € 222 MM. In this way, the Company has a 17% direct stake in Gamesa, reinforing its presence in one of the world's largest manufacturers of wind turbines.

7. REGULATION

National Allocation Plan

IBERDROLA considers as positive the draft of the 2008-2012 National Allocation Plan (NAP) for Emissions Rights, since it was able to combine the goals of protecting the industry and encouraging the renovation of the Spanish generation park. The NAP, presented by Environment Minister Cristina Narbona, leaves to the electricity sector a very significant part of the effort to reduce emissions, with a view to encouraging a renovation of the electricity generation park and the gradual replacement of


IBERDROLA

the most polluting and obsolete plants, as well as reducing greenhouse gas emissions in order to fulfil the Kyoto Protocol.

In this regard, the Spanish NAP is based on the idea that "Spain's future energy balance will be based on a greater contribution of clean and renewable energies, with growing participation by end customers in the context of a liberalized market, to ensure the rational and efficient use of energy and the large-scale introduction of technology, which will enable a significant increase in energy efficiency".

Thus, the document states that "in the supply structure, significant changes were noted with respect to the current situation, by significantly increasing the weight of natural gas and renewable energy." Specifically, the document accentuates the trend already noted in the first NAP, when it points out that production using coal will drop from 65,845 gigawatt hours (GWh) in 2007 to 47,778 GWh in 2011, while combined-cycle production will increase from 57,761 GWh to 74,701 GWh during the same period.

For IBERDROLA, the NAP proposed by the Government is in line with the signals for new investments - which can become the growth engine for the economy -, making it easier to achieve emissions reductions in Spain in areas where it is more possible, allowing the adaptation of other sectors with less capacity for reducing greenhouse gases, and guaranteeing the supply of electricity.

Summary table of emissions allocation (Millions of Tonnes):

	Allocation	Actual Emissions		Allocation 2008-2012		
	2005-2007	1990	2005	A. Average	o/1990%	o/05-07
Electricity Sector	85,400	61,610	101,240	54,694	-11.2%	-36.0%
Other	96,775	70,050	88,615	97,965	39.9%	1.2%
TOTAL	182,175	131,660	189,855	152,659	15.9%	-16.2%

Royal Decree 809/2006 of 30 June, increasing the tariff as of 1 July 2006 by 1.38%

Pursuant to Royal Decree 1556/2005 of 23 December setting the 2006 electricity tariff, the Government has made a review of the tariff as of 1 July 2006, including a recovery of the tariff insufficiency for fiscal year 2005, as well as its possible assignment to third parties.

This Royal Decree sets the average increase in the average or reference tariff at 1.38 percent, leaving it at 77.664 euros/MWh.

The breakdown of this increase is as follows:

- Residential: 0.8%
- Industrial: 6.0%

The Government regulates the purchase of energy by Distribution companies in the Iberian forward market.

In the second half of 2006, energy distributors must acquire 5% of energy sold to customers at the regulated tariff on the forward market managed by OMIP, pursuant to the Ministerial Order that, in fact, assumes the start-up of operations from 1 July of the Iberian Electricity Market [Mercado Ibérico de Electricidad, or Mibel].

The requirement to purchase energy on the forward market is set through the establishment of a specific number of futures contracts with physical delivery to be assumed by each distributor in the monthly auctions to be held the first and third Wednesdays of each month and in the quarterly auctions held on the third Wednesdays of each month.

Through this energy acquired on the forward market, distributors will be recognized with the realized cost resulting from applying to this energy the price of each auction corresponding to the negotiation session, in which it is required to participate; therefore, the electricity matched in this market will not be subject to the fixed price of 42.35 euros for contracts on the Spanish wholesale market.

Approval of Urgent Measures in the Energy Sector

Last 23 June the Council of Ministers approved a Royal Decree-Law of Urgent Measures in the Energy Sector, the provisions of which may be summarized as follows:

Electricity Sector

- Elimination of Costs of Transition to Competition (CTCs), because they are considered inefficient and unnecessary. They are considered inefficient because they distort prices, and unnecessary because of their high amortization level, as recently confirmed by the National Energy Commission.

- Incentives for the consumption of indigenous coal: For security of supply reasons, the Government is authorized to approve a system of premiums of up to a maximum of ten euros per MWh produced.

- Cogeneration: The need for electricity self-consumption in plants that use cogeneration has been eliminated, granting premiums not only for electricity surpluses, but also all for all cogenerated electricity. Furthermore, it allows all plants to receive a premium above the market price, while currently only plants of less than 10 MW receive a premium. Finally, it eliminates the remuneration range for these facilities, of between 80 and 90 percent of the reference tariff.

- Elimination of the limits imposed on the tariff methodology for reviewing the average or reference tariff (currently stipulated at +2 percent) and changes in supply and access tariffs (+0.6 percent of the average tariff). This ensures that revisions of average or reference tariffs can cover all costs, and, as with the 2006 tariff, it avoids having to elaborate them with an estimated deficit because of a methodology developed when oil had a stable price of 25 dollars per barrel, while it currently exceeds 70 dollars per barrel.

- Special Regime: With the aim of bringing remuneration for Special Regime generation facilities more closely into line with the actual evolution in the costs of such technologies, the new standard specifies that changes in



premiums and tariffs for Special Regime facilities will not be limited by the revision of the average tariff.

- Virtual capacity auctions: In order to have a mechanism enabling the possibility of bilateral contracts for specific groups of consumers, the contracting period resulting from virtual auctions, currently capped at 12 months, is being extended to cover medium and long term periods.

Gas sector

- Gas storage: the general chronological criterion is being replaced by a allocation system based on objective and transparent criteria, and specially in the percentage of sales from the previous year.

Royal Decree-Law 3/2006 modifying the regimen for matching energy on the wholesale market and reconsidering the value of emission rights

The Council of Ministers, in its meeting this past 24 February, approved a Royal Decree-Law modifying the regime for matching energy on the wholesale market and reconsidering the value of emission rights. The following are extracts of the main lines from the press release issued by the Ministry of Industry, Tourism, and Trade:

- "Its main provision is to require generation and distribution companies that belong to the same business group to make bilateral contracts among each other for the acquisition of energy produced by facilities under the ordinary regime."

- "Although the purchases and sales among these companies are made at a free price, during this year, and in a **provisional manner**, the National Energy Commission will only consider - for the purposes of settlement for such contracts - the average cost provided for in the 2006 price schedule for the energy generated under the ordinary regimen for the territory of mainland Spain, corresponding to **42.35 €/MWh.**"

- "That rule also includes that the emission rights granted free of charge to companies by means of the National Emissions Allocation Plan will be taken into account."

- "The Government envisions that, with the rules approved, there will be a substantial decrease in the prices on the wholesale electricity market. In concrete terms, the estimates done by the Ministry of Industry, Tourism, and Commerce forecast that the measure of making it mandatory to make bilateral contracts among generation and distribution companies of the same business group will enable a reduction in the volume of transactions on the daily market … which, without doubt, will have a direct effect on reducing the deficit."

- "With respect to discounting the value of the emission rights granted free of charge to the electricity generating companies by means of



the National Emissions Allocation Plan, forecasts indicate that, by virtue of an average price estimated at the end of 2005 to be 18 euros per ton, and given the fact that 78 million tons have been allocated free of charge, the value of these rights would be about 1,400 M€, which amount could be applied to reducing the tariff deficit, if there is one."

In addition, and as a result of the effects of the abovementioned Royal Decree-Law, IBERDROLA Distribución Eléctrica, S.A.U. modified its purchasing strategy in the pool on June 9 in order to preserve the integrity of the Company's assets (and its value for the shareholders), such that, from this day onwards, it is no longer submitting bids to buy energy at a price that, under the regulations in force, might result in an energy acquisition cost for the Company that will not be acknowledge by the National Energy Commission later on. The System Operator (REE) and the Market Operator (OMEL) were informed of this decision in order to ensure that, in the exercise of their duties and in line with the corresponding operating procedures, they would be able to adopt suitable measures to keep the electricity system and its various markets running smoothly at all times.

8. TARIFF INSUFFICIENCY

The Company has not recorded any tariff insufficiency for 2006, assuming that the applicable regulation provides for the mechanisms required to guarantee that such insufficiency would be recovered. The effect before taxes in the Income Statement of the Group is expected to come out at -353.2 million euros (35.01% of the insufficiency attributable to IBERDROLA) once deducted the amount of CO_2 allowances allocated according with the interpretation done of RD 3/2006 regarding this matter. In accounting terms, this has been recorded as an Account Receivable in the Balance Sheet.

Initial sector's tariff insufficiency (e)	1,993.9
Deduction CO_2 allowances Jan + Feb	-331.8
Deduction CO_2 allowances from March & onwards	-653.2
Final sector's tariff insufficiency (e)	**1,008.9**
IBERDROLA's share of tariff insufficiency -35,01% (e)	353.2

9. SHAREHOLDER COMPENSATION

IBERDROLA offers its shareholders the possibility to reinvest their dividend in shares

At the same time of the payment of the supplementary dividend corresponding to 2005, done past 3 July, IBERDROLA launched the Dividends Reinvestment Plan (DRP), which offers the opportunity to all of its shareholders to reinvest such dividend in shares of the Company.

Thus, IBERDROLA has become the first non -financial company in the IBEX-35 index in offering this investment possibility to its shareholders.

The success of the plan is shown in the numbers obtained when launched: It has been joined by more than 22,000 shareholders, of which 97% are physical persons, representing 7% of Total Share Capital.



Analysis of H1 2006

Energy Production

	GWh	vs. H1 2005		% Weight
Gas combined cycle	17,645	2,882	19.5%	40.4%
Wind energy and mini-hydroelectric	3,988	518	14.9%	9.1%
Wind farms	3,663	511	16.2%	-
Hydroelectric	5,274	330	6.7%	12.1%
Nuclear	12,427	1,640	15.2%	28.4%
Fuel-oil	787	-1,086	-58.0%	1.8%
Coal	2,629	-617	-19.0%	6.0%
Cogeneration	951	12	1.3%	2.2%
TOTAL NET PRODUCTION	**43,701**	**3,679**	**9.2%**	**100.0%**
ENERGY DISTRIBUTED	**63,396**		**3.0%**	

Energy Production in Spain

	GWh	vs. H1 05	% Weight
Gas combined cycle	7,379	18.1%	22.6%
Wind energy and mini-hydroelectric [1]	3,988	14.9%	12.2%
Wind farms	3,663	16.2%	-
Hydroelectric	4,756	6.4%	14.6%
Nuclear	12,427	15.2%	38.0%
Fuel-oil	787	-58.0%	2.4%
Coal	2,629	-19.0%	8.0%
Cogeneration	715	-0.6%	2.2%
TOTAL NET PRODUCTION	**32,681**	**6.1%**	**100.0%**
ENERGY DISTRIBUTED	**49,581**	**2.5%**	
HYDRO ELECTRIC RESERVE LEVELS AT 30/06/06		**51.3% (5,788 GWh)**	

Energy Production in Latin America

	GWh	vs. H1 2005	% Weight
Gas combined cycle	10,266	20.6%	93.2%
Hydroelectric	518	9.3%	4.7%
Cogeneration	236	7.3%	2.1%
TOTAL NET PRODUCTION	**11,020**	**19.7%**	**100.0%**
ENERGY DISTRIBUTED (managed)	**13,815**	**4.8%**	

(1) Includes 308 MW of international capacity with an output of 281 GWh.

1. PRODUCTION: SPAIN

Net Production of the Group in Spain rose 6.1% in the first half of 2006, reaching 32,681 GWh. It is worth mentioning the evolution of the Special Regime, which now accounts for 14.4% of total generation in Spain, close to the level for hydroelectric generation, thanks primarily to the 16.2% increase seen in wind generation. Combined cycle production is up 18.1%, representing 22.6% of the total output.

IBERDROLA has consolidated the position of its generation mix in Spain as the least polluting in the sector, after reducing emissions by 18.4%. The highlights of this period were as follows:

- The good availability of nuclear plants, up 15.2%, combined with an increase in hydroelectric production (+6.4%), despite the adverse operating conditions.
- Wind production is up 16.2%, and total renewable energies production increases by 14.9%. Special Regime, including cogeneration, now accounts for 14.4% of the generation mix, the same level as hydroelectric. In addition, international wind production rose to 281 GWh over the quarter.
- Combined cycle production is up 18.1% to 7,379 GWh, representing 22.6% of the company's generation mix in Spain and the technology making the second biggest contribution to the total mix after nuclear, which accounts for 38.0%.
- The significant reduction in production based on the most polluting energy sources, further to efforts launched over the first quarter of the year, has been consolidated, with coal production down -19% and fuel-oil down -58%.

Emissions were reduced by 18.4% over the first half of 2006 to 189 gr/KWh, a very significant figure given the low level of hydroelectric production. The percentage of emission-free production rose to 64.8%, up from 60.8% over the first half of 2005.


CO_2 emissions
(gr./kWh)
231
-18.4%
189
H1 2005
H1 2006

IBERDROLA obtained a market share in the wholesale market of 25.5% in the first half of 2006.

Comparatively speaking, energy production can be broken down as follows:

	H1 2006	H1 2005
Gas combined cycle	22.6%	20.3%
Renewable energy	12.2%	11.3%
Hydroelectric	14.6%	14.5%
Nuclear	38.0%	35.0%
Fuel-oil	2.4%	6.1%
Coal	8.0%	10.5%
Cogeneration	2.2%	2.3%
Total	100%	100%



The changes recorded in CO_2 emissions were as follows.

	Million tons	Average price
Rights allocated	6.3 (*)	22.35
Rights consumed	6.5	23.32

(*) Approximate figure for comparison purposes, as allocation of allowances are made on a yearly basis and are managed over a three year period.

2. PRODUCTION: LATIN AMERICA

In Latin America, total production is up 19.7% to 11,020 GWh, with this strong growth driven by the new investments made in combined cycle plants, representing 93% of the total.

	Production	Change
Mexico (combined cycles)	9,495	22.6%
South America	1,525	4.1%
Combined cycles	771	0.0%
Hydroelectric	518	9.3%
Cogeneration	236	7.3%
Total	**11,020**	**19.7%**

The growth recorded in this region reflects firstly the greater availability of the Mexican plants in Monterrey (1,040 MW), Altamira (1,036 MW), Enertek (120 MW), and La Laguna (500 MW), running at full capacity, with production up 22.6%, and, secondly, the Termopernambuco plant in Brazil, where production has remained stable. Hydroelectric energy is up 9.3%.

3. MARKET: SPAIN

In the domestic market IBERDROLA's total demand measured on the grid rose 2.5% to 49,581 GWh, while the number of customers is up to 9.75 million.


Commercial: 25%
Tariff: 75%

4. MARKET: LATIN AMERICA

Changes in demand for IBERDROLA's three distribution companies in Brazil are presented in the following table:

Energy distributed (GWh) (under management)	H12006	vs. 2005
Coelba	5,981	5.8%
Cosern	1,792	5.0%
Celpe	4,290	2.8%
Total	12,063	4.6%



Analysis of results for the period
(Unaudited)

The most notable aspects of the results for H1 2006 are as follows:

Million euros	Jan-Jun 2006	vs. 2005
NET SALES	5,496.6	+0.7%
GROSS MARGIN	2,845.8	+21.9%
EBITDA	1,916.4	+20.0%
EBIT	1,388.5	+24.9%
NET PROFIT	817.7	+25.2%

1. NET SALES

The Group's Net Sales came to 5,496.6 million euros over the first half of 2006, up 0.7% on the same period in 2005.


International: 20.6%
Non-energy: 13.7%
National energy: 65.7%

The domestic energy business saw its Net Sales fall -11.1%, primarily due to the low level of sales in the Supply business, the eliminations in consolidation figures due to the existence of a bilateral agreement between Generation and Supply (-268.6 million euros) and the impacts of Royal Decree-Law 3/2006.

However, in the renewable energy business, Net Sales is up 57.1% and International business is up 36.7%. In relation to Non-energy business, its Net Sales has seen an increase of 32.3%, with strong growth in the Engineering business.

Domestic Energy	3,610.9	-11.8%
International	1,134.6	36.7%
Non-energy	751.0	+32.3

With regard to the estimated tariff insufficiency for the first six months of 2006 at sector level, and after discounting the value of emission allowances consumed, the estimated insufficiency for H1 2006 could reach a figure close to 1,009 million euros.

In accordance with Royal Decree-Law 5/2005 of 11 March, the provisional percentage of financing for the tariff insufficiency corresponding to IBERDROLA is 35.01%, representing a deviation of 353 million euros.

According to the interpretation of Royal Decree-Law 3/2006, the figure given above for the sector's tariff insufficiency includes 985 million euros corresponding to the value of the emission rights allocated under the National Allocation Plan and consumed over the period, based on the following criteria:

- For January and February "any eventual negative balances in the settlement of the 2006 tariff will be deducted."



- For subsequent months, "remuneration for the electrical energy production business ... will be reduced by an amount equivalent to the value of the greenhouse effect emission rights allocated ..."

On the other hand, the application of Royal Decree 3/2006 reduced revenues from the activity by -163.8 million euros accounted in the Distribution business. Its definitive impact will depend on the price ultimately recognized, given that Royal Decree 3/2006 sets as "provisional" the price of 42.35 euros/MWh, which has been applied as of 3 March: "**with respect to payment for activities regulated by the National Energy Commission, during 2006 the provisional price to be considered for distributors for energy acquired through the assimilation mechanism described in Section 1 will be the average cost provided for in the 2006 tariff for energy generated under the ordinary regime for mainland Spain, including the costs of ancilliary services and the capacity payment, representing 42.35 euros/MWh.**" Furthermore, another negative impact has been recorded for 43 million euros, based on differences between the actual cost and the standard cost in the Distribution business as a result of the bidding policy followed in the wholesale market since June 9th.

2. GROSS MARGIN

The consolidated gross margin came out at 2,845.8 million euros, up 21.9% on the same period in 2005. The 0.7% increase in Net Sales up to 5,496.6 million euros, already explained, is compensated by the 18% reduction in procurement costs, down to 2,496.5 million euros, which includes a negative impact of -154.3 million euros for the consumption of emission allowances.

The Renewable and International business lines account for 52% of the total 21.9% increase in the gross margin. In local currencies, this growth comes out at 19.1%.


Gross Margin by business
(MM€)
1,697.1
+8.9%
372.3
+57.1%
446.3
+40.2%
330.1
+49.7%
2,845.8
52% of
total growth
Domestic Energy Business*
Wind
Internat.
Non Energy
Gross Margin
* Generation + Supply + Gas + Distribution

The following contrasting aspects can be highlighted regarding this change in the Gross Margin:

2.1 Domestic Energy Business

The Gross Margin rose to 2,069.4 million euros, up 15.2% on the same period in 2005.

The Domestic Energy business (excluding Renewables) is up 8.9%, while Renewables grew more than 57%.



Net Sales and Procurements changes have been influenced by various factors, highlighting:

- The application of Royal Decree 3/2006, with a negative impact due to the asimilation to bilateral agreements for -163.8 million euros, booked under the Distribution business.

- In addition, an impact from deviations of -43 million euros recorded on the Distribution business, reflecting differences between actual and standard costs.

- The negative impact for the cost of emission allowances consumed over the period, for -154.3 million euros recorded in Generation.

A flexible management approach has made it possible to compensate for the above mentioned impacts on the Distribution business, with its gross margin like-for-like down -207 million euros (directly linked to Royal Decree-Law 3/2006), with significant improvements in the Supply and Gas business (including IFC), up +192 million euros at the gross margin level. The positive trend registred in the Supply and Gas business has been achieved after reducing exposure to the Supply business and implementing a range of management efficiency improvements, while also reflecting a positive contribution by Gas Trading. These management improvements combined with the contribution by the Renewables business, accounting for 372.3 million euros of the gross margin, have paved the way for a 15.2% increase in the Domestic Energy business.

It is important to note that Generation currently sells energy directly to Supply under a bilateral contract, which constitutes an inter-company transaction. As such, in the Group-level accounts, the impact of purchases and sales under these contracts is eliminated, with the final impact on the Gross Margin coming out at zero, although they do have a significant effect at individual level for the various items.

2.2 International Business

The Gross Margin reached 446.3 million euros, up 40.2%, reflecting the good performance seen on the Group's businesses in the region, with a 19.7% increase in energy generated, showing a higher level of availability, and a 4.8% increase in energy distributed; as well as the positive evolution in the exchange rate for the region's reference currencies, namely the real in Brazil (+20.2%) and the US dollar, which affects Mexico (+5.1%).

2.3 Other Businesses

These businesses contributed 330.1 million euros to the total Gross Margin, representing an increase of 49.6%, driven primarily by **Engineering and Services**, with Corporación IBV, Other Services and Iberdrola Inmobiliaria making key contributions.

3. BASIC MARGIN

The Basic Margin over the period rose 19.2% to 2,859.0 million euros, as can be seen in the following table:



	H1 2006	H1 2005	Change %
GROSS MARGIN	2,845.8	2,334.7	21.9%
EMISSION ALLOWANCES	13.2	64.2	-79.4%
BASIC MARGIN	2,859.0	2,398.9	19.2%

The Basic Margin reflects 13.2 million euros in income for emission allowances granted to cogenerators. Further to Royal Decree-Law 3/2006 of 24 February, income from emission allowances granted has not been taken into consideration, with the exception of those received from this technology. The negative impact at March 2006 resulting from not factoring in income from emission rights allocated to the rest of generation comes out at -141.1 million euros, with this impact reflected in the Generation business. In 2005, prior to the application of this Royal Decree-Law, the total amount of any subsidies for emission allowances was considered to represent revenues.

Without the impact resulting from the application of Royal Decree-Law 3/2006 relative to emission allowances, the Basic Margin would have come out at 3,000.1 million euros (+25.1%)

4. EBITDA

Consolidated EBITDA is up 20.0% to 1,916.4 million euros. In addition to the Gross Margin evolution, already explained, it is important to analize the evolution of the Net Operating Expense:

- 8.4% increase in Personnel Expenses, basically linked to the increase in personnel costs in growing businesses such as Renewables, combined cycles, and Mexico. The traditional electricity business has seen a slight increase, rising 2.8%.

- 25.7% increase in External Services due to the higher level of activity in connection with the new combined cycle and renewable facilities, Latin America as well as Supply expenses. This also includes 29 million euros in costs for the second nuclear fuel cycle (Enresa), which had no equivalent in 2005.

In addition, there is a positive impact resulting from exchange rate differences (17 million euros) due to changes in currencies for the Latin American businesses. Like-for-like, Net Operating Expenses are up 13.1% (compared with the 18.3% reported), after deducting the impact of exchange rates and expenses for the second nuclear fuel cycle (Enresa).

Net operating expenses can be broken down as follows:

Million euros	H1 2006	vs. 2005
Net personnel expenses	431.1	9.8%
Personnel	515.1	8.4%
In-house work on fixed assets	-84	1.7%
Net External Services	406.1	28.9%
External Services	498.5	25.7%
Other operating revenues	-92.4	13.1%
TOTAL	837.2	18.3%


Net operating expenses
837.2
-29.0
-17.0
791.2
+18.3%
Net op exp Reported
2nd nuc fuel phase
Exch rate impact
Net op exp Recurrent

In addition, taxes are up 11.1% to 105.4 million euros, primarily factoring in taxes paid on the new facilities brought into service and the higher payments stemming from the increase in energy billed under tariff.

5. EBIT

EBIT rose to **1,388.5 million euros**, up **24.9%** compared to the first half of 2005. Amortisation and Provisions are up 8.8% (42.9 million euros), way below the 20.0% growth achieved in EBITDA, offsetting the increase generated by the business operative as already outlined above, paving the way for an increase in EBIT almost five percentage points higher than the level recorded for EBITDA. This increase in Amortisation and Provisions is mainly due to:

- The 7.3% increase in Amortisation, up to 503.7 million euros. This increase is due to the new facilities brought into service since the end of the first half of 2005.

- Provisions are up 57.7% to 24,2 million euros, with 90% relating to activities in Spain and the remaining 10% to Latin America.

Million euros	H1 2006	H1 2005	Change %
Amortisation	503.7	470	+7.3%
Provisions	24.2	15	+57.7%
TOTAL	527.9	485	+8.8%

6. FINANCIAL RESULT

The **Financial Result** came to **-273.5 million euros, 39.5% higher** than in first half of 2005. This increase basically reflects the 26.1% increase in financial expenses, due to the impact of the tariff insufficiency over the period, causing a higher average balance of debt in relation to the first half 2005 of 1,978 million euros, as well as to the inclusion of a provision for the discount of the amount over the nominal value of potential debt to be securitised and the effect of the evolution of the exchange rates in the currencies from Latin America businesses.

Furthermore, financial revenues are up 9.3% to 170.3 million euros.

Million euros	H1 2006	H1 2005	Change %
Financial revenues	170.2	155.8	9.3
Financial expenses	(443.8)	(351.9)	26.1
TOTAL	(273.5)	(196.1)	39.5

The average financial cost of debt came out at 4.43% over the first half of 2006, compare to the 4.57% for the same period of 2005.

7. RESULTS OF COMPANIES CONSOLIDATED BY EQUITY METHOD

Results of companies consolidated using the equity method registered a reduction of 12.7 million euros to 12.5 million euros, with most of the result contributed by Other Businesses.

It can be broken down as follows:

Million euros	H1 2006	H1 2005	Change Mil. euros
Other Businesses	10.6	19.6	-9.1
Rest	1.9	5.6	-3.6
TOTAL	12.5	25.2	-12.7

The reduction in Other Businesses was due to companies withdrawn from the perimeter of consolidation, such as Cementos Portland, as well as the lower contribution made by Non-energy businesses.

8. NON-CURRENT ASSETS RESULTS

Recurrent income from Non-current Assets amounted 152.6 million euros, as a consequence of the sale of real estate assets, and included under recurrent business. IBERDROLA (through the holding company and its subsidiary Iberdrola Inmobiliaria) now controls more than 3,800 buildable square meters. In this way, of the capital gains in the semester for the sales done, 53 million euros came from Iberdrola Inmobiliaria assets and 100 million euros came from the holding company.


Non-recurrent results (Eur MM)
153
53
Land from Iberdrola Inmobiliaria
78
80
75
Land from IBERDROLA
2003
2004
2005
H1 2006

9. NET PROFIT

Pre-tax Earnings grew +32.5% to 1,280 million euros. The effective tax rate for the first half of 2006 came out at 35%, higher than the 31.7% recorded for the first six months of 2005.

Lastly, **Net Profit** rose to **817.7 million euros, up 25.2%** compared to the same period of 2005, in line with the 24.9% increase recorded in EBIT.

Results by business

1. DOMESTIC BUSINESS

1.1 Generation

a) Gross margin

The change in the Gross Margin over the first half of 2006 primarily reflects the 5.1% increase in production under the Ordinary Regime. Combined cycles production is up 18.1% and the most polluting technologies – fuel oil (-58%) and coal (-19%) – have strongly reduced their production levels, while both nuclear and hydroelectric production levels are up, rising +15.2% and +6.4% respectively.

Prior to analysing these results, it is important to note that the figures for the Generation business are influenced by the change followed in the internal financing contract (IFC) between this business and Supply. The results can be broken down as follows:

GENERA. Mil. eur.	H1 2006 (ex-IFC)	vs. 2005	CFI	H1 2006 (report.)	vs. 2005
Gross Margin	1,353.5	+18.7%	-119	1,234.5	+44.5%
Net Oper.exp.	238.8	+20.5%		238.8	+20.5%
EBITDA	1,091.9	+12.0%		972.9	+41.3%

In terms of reported accounts (without compensating the mentioned IFC), the Gross Margin for the Generation business is up 44.5%. Highlights:

- Net Sales on the **Generation** business up 47.0%, reflecting the abovementioned increase in production, in an environment of higher prices (16.2%). In addition, it is important to note that Generation currently sells energy to Supply on a direct basis, by using a bilateral contract.

Fuel Cost & CO_2

Eur/MWh	2006	2005	%
Avg. Fuel Cost*	40.7	32.3	+26.2%
CO_2 Cost (Eur/ton)	23.3	10.4	+124.0%

* Includes C. Cycles, Coal & Oil

- The average cost of fuel (without including nuclear) stands at 40.7 euros/MWh, close to the cap set under Royal Decree 3/2006. In this way, procurements are up 44.2%, almost 3 percentage points lower than the increase recorded in Net Sales, and well below their 79.5% increase at the end of March, with a mix focused on the least polluting technologies and a significant reduction in conventional thermal generation in a situation of high prices for oil-based products on the international markets. Keeping Procurements under control in this way has enabled the company to achieve an increase in its Gross Margin higher than that seen in Net Sales.

In addition to the cost of Procurements, a negative impact of 154.3 million euros has been recorded relative to the cost of emission allowances consumed. Factoring in revenues



for allowances granted to cogeneration plants, the net impact amounts 141.1 million euros.

	Mil. Tn	Average Price	Million euros
Rights allocated	6.3 (1)	22.35	141.1
Rights consumed	6.5	23.32	154.3 (2)

(1) Approximative calculation of the comparative effects, given that the allowances allocation are done on an annual basis, managed over a three year period.

(2) Including cost of reduction in consumption.

b) Operating Profit / EBIT

EBIT is up 55.4% compared to the previous year, reaching 777.6 million euros. At the EBITDA level (972.9 million euros) there is an increase of 41.3%. In addition to what has been said at Gross Margin, Net Operating Expenses rose 20.5% to 40.6 million euros as a result of various factors:

- External Services are up 21.3%, due to the combined cycle plants brought into service, with the capacity in operation up 42.9%. This item also includes 29 million euros in expenses for the second part of the nuclear fuel cycle (ENRESA), a situation without any equivalent over the first half of 2005.

- Personnel expenses showed a slight increase, rising 5.3%.

Net Operating Expenses can be broken down as follows:

Million euros	H1 2006	vs. 2005
Net personnel expenses	106.8	8.0%
Personnel	116.3	5.3%
In-house work on fixed assets	(9.5)	-17.4%
Net External Services	132.0	32.9%
External Services	162.6	21.3%
Other operating revenues	(30.6)	-11.8%
TOTAL	238.8	20.5%

Taxes are up 13.6% as a result of the new facilities brought into service.

1.2 Supply and Gas

a) Gross Margin

The first half of 2006 saw a significant reduction in the volumes of electricity sold, in line with the strategy of lower business exposure, dropping 69.5%. This reduction is reflected both in Net Sales, down -20.3%, and in Procurements, dropping -22.0%.

In this way, it has been achieved a significant improvement in the Gross Margin, with a positive contribution up to 43 million euros, compared with 17.9 million euros in the same period the previous year.

In the breakdown by business, it is important to highlight:

- Electricity: as mentioned in the section on Generation, the internal financing contract (IFC) has an impact on the results presented for the business. In this way, the Gross Margin for the business, factoring in the

impact of the internal financing contract, is up 126 million euros, thanks to the policy to scale down this activity over the last few months.


Electricity Supply
Gross Margin (Eur MM)
30.7
-286.1
-255.4
+167 MM
10.1
-119.0
-129.1
Includes
Eur -30 MM
of one-offs
H1 2005
H1 2006
Reported in Supply & Gas
I.F.C.* reported in Gen. Spain

- Gas: optimization of the gas strategy have been completed in line with the flexibility of the contracts signed, increasing this business' contribution to the gross margin by 66.1 million euros, coming in at 53.2 million euros over the first half of 2006. Gas trading has also seen its contribution rise 40.6 million euros, with gas Supply up 25.5 million euros.


Supply + Gas
Gross Margin (Eur MM)
43.1
+140.8%
17.9
+53.1
30.7
-12.9
10.1
H1 2005
H1 2006
Elect. Supply
Gas

b) Operating Profit/EBIT

The policy to reduce exposure to the electricity business and the contribution of the gas business have paved the way for a positive contribution to EBITDA of 6.8 million euros, compared with the -51.7 million euros losses seen over the same period in the previous year.

In addition to the elements already presented in relation to the Gross Margin, the business significantly improved its efficiency following the restructuring carried out, reflected in a significant reduction in Operating Expenses, down 87.9 million euros (-47.4%), with Personnel Expenses down -42.1% and External Services down -54.9%, linked to the lower level of activity within the framework of a new more effective organization.

Net Operating Expenses can be broken down as follows:



Million euros	H1 2006	vs. 2005
Net personnel expenses	17.3	-45.3%
Personnel	18.3	-42.1%
In-house work on fixed assets	(1.0)	
Net External Services	13.0	-50.0%
External Services	20.4	-54.9%
Other operating revenues	(7.4)	-61.5%
TOTAL	30.3	-47.4%

In this way, the trend for negative contributions to EBIT on the Supply business has basically ended (-0.6 million euros), thanks also to the further reductions seen on Amortisation and Provisions as well as on Taxes:

- -76.5% reduction in Amortisation and Provisions
- -50.8% reduction in Taxes

- The key figures for this business are as follows:

SUPPLY (million euros)	H1 2006	vs. 2005
Net Sales	1,345.4	(20.3)
Gross Margin	43.0	140.2
EBITDA	6.8	N/A
EBIT	(0.6)	N/A

1.3 Renewables

a) Gross Margin

Over the first half of 2006, the Renewables business was affected by the following factors:

- Total installed capacity rose 22.1% (+724 MW), reflected in a significant increase in national and international wind production, up 16.2% to 3,663 GWh, with this growth achieved despite the low wind energy index seen over a few months of the first half. Total output using renewable energies (wind and mini-hydroelectric) is up 14.9%.

- In June 2006, 98% of the facilities were running under the market participation system. In the first half of 2005, a majority of the plants were still operating under the fixed remuneration system. In this way, prices are up 37%.

- Various changes have also been seen in the perimeter of consolidation, with the most significant including the full consolidation of Rokas, after IBERDROLA increased its stake in this company to 49.9%, and the inclusion of the Catefica wind farm in Portugal in the perimeter of consolidation.

- As such, the abovementioned increase in production, combined with the acceleration in growth achieved by transferring most of the facilities over to the market participation system, has enabled the company to increase its Gross Margin for this business by 57.1%, up to 372.3 million euros. International Renewables account for 5.5% of the total. The Gross Margin on Renewables now represents 23.2% of IBERDROLA's total generation activities in Spain.

b) Operating Profit/EBIT:
EBIT increased by 91.2 million euros (+74.2%) due to the following factors:

- EBITDA up 60.0%, in line with the increase in the Gross Margin and despite the +46.6% rise in Net Operating Expenses as a result of the new capacity brought on line. The EBITDA margin rose to 81.5%, compared with 80% over previous periods. In addition, the contribution of Renewables to total EBITDA has continued to trend up, rising to 15.8%.


EBITDA contribution
+8.6%
+11.9%
+15.8%
H1 '04
H1 '05
H1 '06

- EBIT is up 74.2% to 214.1 million euros, reflecting a 33.8% increase in Amortisation and Provisions, with 22.1% additional installed capacity brought online over the period.

- Net Operating Expenses can be broken down as follows:

Million euros	H1 2006	vs. 2005
Net personnel expenses	**12.6**	**90.9%**
Personnel	14.9	63.7%
In-house work on fixed assets	(2.3)	-8.0%
Net External Services	**52.8**	**38.9%**
External Services	57.7	45.3%
Other operating revenues	(4.9)	188.2%
TOTAL	**65.4**	**46.6%**

- The key operating figures for this business are as follows:

RENEWABLES (mil. euros)	H1 2006	vs. 2005
Net Sales	372.3	57.1
Gross Margin	372.3	57.1
EBITDA	303.5	60.0
EBIT	214.1	74.2

1.4 Distribution

a) Gross Margin
The Gross Margin on the Distribution business is down -39.3% as a result of the following factors:

- -163.8 million euros for the provisional negative impact resulting from the application of Royal Decree 3/2006 of February 24.

- Negative impact from deviations of -43 million euros resulting from differences between real and standard costs.

- Positive impact of 15 million euros reflecting the increase in retribution for regulated



activities in line with the tariffs plan (Royal Decree 1556/2005).

The recurrent Gross Margin, i.e. not factoring in the impact of Royal Decree-Law 3/2006 and excluding the effects of non-regulated activities over the first half of 2006, comes out at 627.9 million euros, up 0.4% compared with 2005, and in line with the increase in the retribution of the regulated business. Breakdown of the various effects is as follows:

MM€	H1 2006	%
Recurrent Gross Margin*	**627,9**	**+3,1%**
RDL 3/2006 impact	-163,8	n/a
Impact from deviations	-43,0	n/a
Reported Gross Margin	421,1	-30,9
Net Operating Expenses	-248,1	+1,7%
Recurrent EBITDA*	**329,4**	**+1,9%**
Reported EBITDA	122,6	-62,1%

(*) Excluding for 2005 non regulated business

b) Operating Profit/EBIT

EBITDA on Distribution is down -69.4%, reflecting the downturn on the Gross Margin combined with an 18.3% increase in Taxes, not offset by the efficiency improvements achieved on Net Operating Expenses, which are down 1.3%.

Nevertheless, recurring EBITDA, i.e. without factoring in the impact of Royal Decree-Law 3/2006, totalled 329.4 million euros, 1.9% lower than for the same period in 2005.

Net Operating Expenses can be broken down as follows:

Million euros	H1 2006	vs. 2005
Net personnel expenses	**106.2**	**12.4%**
Personnel	142.0	4.1%
In-house work on fixed assets	(35.8)	-14.6%
Net External Services	**141.9**	**-9.6%**
External Services	175.2	-10.9%
Other operating revenues	(33.3)	-16.3%
TOTAL	**248.1**	**-1.3%**

The improvement in efficiency achieved, reducing Net Operating Expenses by 1.3%, is primarily due to efforts to keep External Services under control, with these costs down 10.9%. Personnel costs were also kept under control, rising by only 4.1%, factoring in the costs resulting from the reduction in energy used and the additional cost for transferring part of the workforce from the Supply business.

Amortisation and Provisions are down 4.7% to 112.5 million euros, with the reduction in EBITDA some 27 percentage points lower than the level seen for EBIT, coming in at -96.4 %.

- The key operating figures for this business are as follows:

DISTRIBUTION (mil. euros)	H1 2006	vs. 2005
Net Sales	421.1	-39.6
Gross Margin	421.1	-39.3
EBITDA	122.6	-69.4
EBIT	10.1	-96.4



1.5 Corporation

This basically includes eliminations of inter-group expenses between the corporation and the different businesses

2. INTERNATIONAL BUSINESS

a) Gross Margin

Net Sales from **International** have increased 36.7% to reach 1,134.6 million euros. Mexico, with a 58.4% contribution, is the area that makes the greatest relative contribution, also displaying growth of 31.2% thanks to increases in production and plant availability. It is also notable that there has been an increase in Net Sales in Brazil by 45.2%, essentially resulting from an increase in demand and price adjustments, as well as a favourable change in the currency exchange rate with the Brazilian real in this period.

In International Business, the Gross Margin is up 40.2% (+128 million euros) to 446.3 million euros. The change in the overall Gross Margin for the Latin America region can be broken down as follows:

- Increase in the Gross Margin (functional currency): 62.7 million euros.
- Exchange rate effect: 65.3 million euros in total, mainly from the increase in value of the Brazilian currency in relation to the euro (+20.2%).

In **Mexico/Guatemala**, the Gross Margin amounted to 158.2 million euros (+29.8%). This increase is basically due to the full contribution to the results of the combined cycle of La Laguna (500 MW), as a result of its entry into operation at the end of the first quarter of the past fiscal year, and, secondly, the significative improvements in efficiency and availability of the combined cycle plants, totalling a 22.6% output increase in the area. In addition the dollar appreciated by 5.1%, which created an effect equivalent to 8.4 million euros.

In **Brazil**, the Gross Margin showed an improvement of 46.7% (reaching 288.1 million euros), thanks to: a greater contribution from distribution businesses arising from growth in demand (+4.6%) and tariff revisions and adjustments taking place in April each year and positively affecting the results of the first half of 2006 in relation to that of the past fiscal year. It is also noteworthy the revaluation of the real in relation to the euro (20.2%), with a positive effect of 57 million euros.

b) Operating Profit/EBIT

In International Business, EBIT increased 60.6% to 258.2 million euros, reflecting the increase in EBITDA (44.1%) and the smaller increase of amortisation recorded (+6.1%), which, although they rised, grew at a lower rate than the EBITDA mentioned.

With respect to the EBITDA, it registers growth of +34.9% in Mexico, mainly as the result of greater activity in Generation because of the increasing contribution from the La Laguna combined cycle, in operation since the end of the first quarter of 2005, and the improvement in efficiency and availability of the region's combined cycles. In South America there was a rise of +50.2% due to the change



already described in Gross Margin. Thus, total EBITDA growth in International Business comes out at 44.1%.

The EBITDA per region and business is broken down as follows:

• *Mexico-Guatemala*

Million euros	H1 2006	vs. 2005
Generation	93.7	46.9%
Distribution	30.3	7.8%
TOTAL	124.0	+34.9%

• *South America*

Million euros	H1 2006	vs. 2005
Generation	47.7	103.0%
Distribution	160.8	39.5%
TOTAL	**208.5**	+50.2%

- The change in Net Operating Expenses for the entire Latin America region can be broken down as follows:

Million euros	H1 2006	vs. 2005
Net personnel expenses	**41.4**	28.6%
Personnel	49.1	30.2%
In-house work on fixed assets	(7.7)	40.0%
Net External Services	**68.5**	30.2%
External Services	88.6	42.9%
Other operating income	(20.1)	113.8%
TOTAL	109.9	29.6%

The 29.6% increase in Net Operating Expenses was affected by the impact of the evolution in the exchange rate. Once this effect is deducted, this item grows by only 9.6%.

This can be broken down by region as follows:

Million euros	H1 2006	vs. 2005
Mexico/Guatemala	**34.0**	**13.7%**
Net Personnel Expenses	7.4	15.6%
Net External Services	26.6	13.2%
South America	**75.9**	**38.3%**
Net Personnel Expenses	34.0	31.8%
Net External Services	41.9	44.0%
TOTAL	**109.9**	**29.6%**

- Amortisation and Provisions are up 6.1%, primarily due to the effect of increased amortizations booked as a result of the Altamira and La Laguna combined cycles plants in Mexico and the Termopernambuco plant in Brazil entering into service and operating at full capacity.

The key operating figures for this business are as follows:

INTERNATIONAL (million euros)	H1 2006	vs. 2004 2005
Net Sales	1,134.6	36.7%
Gross Margin	446.3	40.2%
EBITDA	332.5	44.1%
EBIT	258.2	60.6%



3. NON-ENERGY BUSINESSES

a) Gross Margin

Net Sales from Non Energy Businesses grew 32.3% to 751.0 million euros, as an effect of activity in Engineering and Services and the contribution made by IBV, which grew in similar proportions, while Iberdrola Inmobiliaria showed growth in line with the seasonal nature of its business. Iberdrola Ingeniería y Construcción (Iberinco) contributed 221.4 million euros in Net Sales after doubling its contribution.


Net Sales Engineering (Eur MM)
2.2x
102.5
221.4
H1 2005
H1 2006

Gross Margin increased to 330.1 million euros, representing growth of 49.6%. The results can be broken down as follows:

Million €	H1 2006	H1 2005	Chan. MM
Engineering and Services	89.3	55.6	38.7
IBERDROLA Inmobiliaria	60.8	88.4	-27.6
IBV Corporation	84.4	68.2	16.2
Other services	95.6	8.4	87.2
TOTAL	330.1	220.6	109.5

The increase of 33.7 million euros in Engineering and Services was basically due to the margin recorded by Third Parties Services. The increase in Other Services derives from including business activities here that, up to the third quarter of 2005, were included in the Distribution business and which, since the end of fiscal year 2005, have been accounted following the criterion of the 2005 Legal Report.

b) Operating Profit / EBIT

The following table breaks down the EBITDA:

	H1 2006	H1 2005	% Chan.
EBITDA	**183.7**	**122.7**	**49.7%**
Real Estate	47.3	77.2	-38.7%
Engineering and Services	51.2	31.8	61.0%
IBV Corporation	16.4	10.6	54.7%
Other Services	68.8	3.1	N/A

- It is noteworthy the contribution made by Iberdrola Engineering and Services, where EBITDA reached 51.2 million euros, in line with the higher margins achieved, and growth in Net Operating Costs that was considerably below the figure recorded under Gross Margin.
- The contribution made by Other Services was 68.8 million euros, which was influenced by changes in the accounting criterion already referred to under Gross Margin.
- The contribution made by Real Estate was 47.3 million euros, which follows the seasonal trend visible under Gross Margin, to which


IBERDROLA

must be added growth in Net Operating Costs, particularly in relation to External Services linked to projects on the portfolio.

- IBV Corporation, which is consolidated by proportional consolidation according to IFRS, has contributed 16.4 million euros through its various industrial businesses.

The key operating figures for this business are as follows:

Million €	H1 2006	vs. 2005
NET SALES	751.0	32.3%
GROSS MARGIN	330.1	49.6%
EBITDA	183.7	49.7%
EBIT	149.6	38.4%

The main items for **Iberdrola Inmobiliaria** at the end of the first half of fiscal year 2006 are the following:

- **Iberdrola Inmobiliaria** business data:

PORTFOLIO OF BUILDABLE AREA RESIDENTIAL USE (m^2)	
Total	**1,610,633**
Under construction	140,323
Under management	316,088
In planning	1,154,222

PORTFOLIO OF BUILDABLE AREA COMMERCIAL USE (m^2)	
Total	**526,462**
Under construction	37,814
Under management	228,841
In planning	259,807

- **Iberdrola Inmobiliaria** balance sheet data:

	Million €
TOTAL ASSETS	1,658
INTANGIBLE FIXED AND INVESTMENT ASSETS	574
CURRENT ASSETS	1,020
SHAREHOLDERS' EQUITY	644
FINANCIAL DEBT	56

- **Iberdrola Inmobiliaria** income statement data:

	Million €	vs. 2005
NET SALES	136.9	-37.2%
GROSS MARGIN	60.8	-31.2%
EBITDA	47.3	-38.7%
EBIT	44.7	-40.7%
Non Current Assets	42.7	N/A
NET PROFIT	58.6	+36.6%



Balance Sheet

January - June 2005

	Million euros	vs. Dec. 2005
TOTAL ASSETS	32,013	5.0%
TANGIBLE & INTANG. FIXED ASSETS	21,533	0.9%
LONG-TERM INVESTMENTS	2,025	24.2%
SHAREHOLDERS' EQUITY	9,795	4.0%
NET DEBT	13,605	11.4%

The balance sheet of Iberdrola at June 30, 2006, presents Total Assets of 32,013 million euros. It is worth highlighting the maintenance of its strong capital position even taking into account the investments made in the period (1,153 million euros). The leverage ratio in June 2006 was 54.9% (58.1% if taking into account the financing of the tariff insufficiency). In December 2005, leverage ratio was 53.6% (56.5% if taking into account the financing of the tariff insufficiency). Tariff insufficiency corresponding to Iberdrola added up 1,694 million euros by June 2006, with 1,341 million euros already recognized for 2005.

Analysis of the Balance Sheet

1. FIXED ASSETS

Total investment in the period from January to June 2006 amounted to 1,153 million euros, broken down as follows:

	Jan-Jun 2006	%
Spain	570	49.5%
Generation	176	
Renewables	98	
Distribution	209	
Other	87	
Mexico	116	10.1%
Generation	110	
Distribution	6	
South America	72	6.2%
Generation	6	
Distribution	66	
International: other	395	34.2%
TOTAL	1,153	100.0


Investments (Jan - Jun 2006)
Generation: 68.0%
Distribution: 24.5%
Others: 7.5%

With respect to investments in Spain, those made on production activities stand out, totalling 274 million euros, broken down as follows:

- 176 million euros on the Generation Business.
- 98 million euros on the Renewables business.

Investments in Mexico were mainly focused to both the combined cycles of Tamazunchale and Altamira V and VI, with 76 million and 14 million euros respectively. In Brazil investments have primarily been made in distribution, mostly financed through funds generated in Brazil.

Under the heading "International: Other", and totalling 395 million euros, the following investments are included:

- **Stake increase in the share capital of Energías de Portugal (EDP) up to 9.5%.** Past April 27th Iberdrola raised its stake in Energías de Portugal, S.A. (EDP) from 5.7% to 9.5%. The acquisitions were made in the market amounting 332 MM euros.

- **Renewables outside of Spain** (63 MM euros), basically for the projects in the United States, Brazil and France.

2. SHARE CAPITAL

Share Capital as of June 30, 2006 was comprised of **901,549,181 bearer shares** with a par value of 3 euros each.

The General Shareholders' Meeting held last 30 March approved the distribution of a total dividend of 0.885 euros per share charged against fiscal year 2005, representing an increase of 15.2% per share over the dividend paid in 2005. This ratified the commitment assumed by IBERDROLA to increase remuneration to shareholders in line with the growth in Net Profit.

On 2 January 2006 an interim dividend was paid against fiscal year 2005 in the amount of 0.367 euros per share, and on 3 July 2006 a supplementary dividend of 0.518 euro per share was paid.

3. FINANCIAL DEBT

Net financial debt amounted to 11,911 million euros at the end of June, and the financial leverage stood at 54.9%. If it is taken into account the financing of the tariff insuficiency, which at June 2006 amounted, in the case of Iberdrola, 1,694 million euros (1,341 million euros already recognized for 2005 and 353 million euros for the period corresponding from January to June of 2006), net financial debt would be of 13,605 million euros and the leverage would stand at 58.1%

Average cost of debt was situated at 4.43% in June 2006, 14 basis points lower than the one registered in June 2005, despite the upward trend in interest rates.

The debt structure can be broken down by currency and interest rate as follows:

	June 2006	June 2005
Euro	86.3%	86.1%
Dollar	8.6%	8.4%
Real	4.7%	5,1%
Other currencies	0.4%	0.4%
Fixed Rate	57.4%	58.2%
Capped	11.2%	12.0%
Floating Rate	31.4%	29.8%

In line with the policy to minimise financial risks on debt, foreign currency risks have continued to be mitigated through the financing of investments in Latin America in local currencies (the real, in the case of Brazil) or in their functional currencies (the dollar, in the case of Mexico).

The debt structure per company is shown in the following table:

	June 2006	June 2005
IBERDROLA, S.A.	85.3%	83.9%
Mexico	4.1%	5.2%
South America	4.4%	5.6%
Renewable energy	3.5%	2.8%
Iberdrola Inmobiliaria and other	2.7%	2.5%
Total	**100%**	**100%**

Debt can be broken down by product type as follows:

	June 2006	June 2005
Euro bonds	39.1%	35.4%
US PP	4.5%	3.7%
Other Bonds	3.7%	4.8%
Domestic commercial paper	5.4%	3.8%
Euro commercial paper (ECP)	4.4%	5.2%
Euro loans	35.3%	37.5%
Loans in other currencies	7.6%	9.6%
Total	**100%**	**100%**

In addition, as a result of the refinancing policy followed by IBERDROLA the average life of the debt increased from 4.9 years in June of 2005 to 5.0 years in June of 2006.


Average maturity of debt (years)
4.9
5.0
Jun-05
Jun-06

Lastly, the change in financial leverage has been as follows:

Million €	June 2006	December 2005
Shareholders' equity	9,795	9,415
Gross debt	14,390	13,111
Capitalized derivatives	91	90
Temporary financial investments	462	601
Cash	232	215
Net debt	13,605	12,211
Leverage*	58.1%	56.5%

* Without the effect of the tariff insufficiency, leverage is 54.9% in June 2006 and 53.6% in December 2005



4. WORKING CAPITAL

The figure for Net Working Capital rose to 931 million euros, representing an increase of 384 million euros in relation to the 547 million euros recorded at the end of fiscal year 2005. This increase is broken down as an increase of 648 million euros in Current Assets and an increase of 264 million euros in Current Liabilities. The origin of this change is founded in the Inventories item, with an increase of 208 million euros, basically due to Real Estate (+179 million euros).

5. FUNDS GENERATED FROM OPERATIONS

In June 2006 Funds Generated from Operations amounted 1,180.6 million euros, reflecting an increase of 9% compared to June 2005.

In the last quarterly review done by Moody´s agency, the rating of "Excellent" for liquidity, granted in June 2005, was maintained.

Breakdown of business contribution to Profits, Losses and Assets

	Sales	Oper. profit	Net Profit	Assets
Spanish business	79.4%	81.4%	81.8%	85.4%
International business	20.6%	18.6%	18.2%	14.6%
TOTAL	100%	100%	100%	100%



Income Statement
H1 2006
(Unaudited)

Million euros

	January-June 2006	January-June 2005	%
NET SALES	**5,496.6**	**5,458.7**	**0.7**
PROCUREMENTS	(2,496.5)	(3,045.4)	(18.0)
EMISSION ALLOWANCES	(154.3)	(78.6)	96.3
GROSS MARGIN	**2,845.8**	**2,334.7**	**21.9**
EMISSION ALLOWANCES	13.2	64.2	(79.4)
NET OPERATING EXPENSES	**(837.2)**	**(707.5)**	**18.3**
Net personnel expenses	(431.1)	(392.5)	9.8
Personnel	(515.1)	(475.1)	8.4
In-house work on fixed assets	84.0	82.6	1.7
Net External Services	(406.1)	(315.0)	28.9
External services	(498.5)	(396.7)	25.7
Other operating revenues	92.4	81.7	13.1
TAXES	**(105.4)**	**(94.9)**	**11.1**
EBITDA	**1,916.4**	**1,596.5**	**20.0**
AMORTISATION AND PROVISIONS	(527.9)	(485.0)	8.8
EBIT	**1,388.5**	**1,111.5**	**24.9**
TOTAL FINANCIAL REVENUES	170.3	155.8	9.3
Financial revenues	113.7	105.2	8.1
Positive exchange rate differences	16.5	17.0	(2.9)
Capitalised financial expenses	40.1	33.6	19.3
TOTAL FINANCIAL EXPENSES	(443.8)	(351.9)	26.1
Interest expenses	(296.9)	(275.7)	7.7
Negative Exchange Rate Differences	(15.0)	(20.4)	(26.5)
Pension Funds	(17.3)	(13.2)	31.1
Change in provisions for short term financial investments		(0.9)	N/A
Other financial expenses	(114.6)	(41.7)	174.7
RESULTS OF COMPANIES CARRIED BY EQUITY METHOD	12.5	25.2	(50.4)
INCOME FROM NON-CURRENT ASSETS	152.6	25.4	N/A
PROFIT BEFORE TAXES	**1,280.1**	**966.0**	**32.5**
Corporate income tax	(448.3)	(305.9)	46.6
Minorities	(14.0)	(7.1)	97.2
NET PROFIT	**817.8**	**653.0**	**25.2**


IBERDROLA

Balance Sheet
H1 2006
(Unaudited)

Million euros

	June 2006	Decembre 2005	Change
FIXED ASSETS	23,558	22,972	586
Tangible fixed assets	20,574	20,493	81
Intangible fixed assets	959	849	110
Long-term financial investments	2,025	1,630	395
DEFERRED TAX	1,138	1,356	(218)
NON-CURRENT ACCOUNTS RECEIVABLE	1,986	1,469	517
CURRENT ASSETS	5,331	4,682	650
Nuclear fuel	213	212	1
Inventories	1,056	848	208
Accounts receivable	2,274	2,324	(50)
Taxes receivable	936	420	516
Short term financial assets	574	643	(69)
Expenses paid in advance	46	26	20
Cash and equivalents	232	208	24
TOTAL ASSETS	32,013	30,479	1,535

Million euros

	June 2006	Decembre 2005	Change
SHAREHOLDERS' EQUITY	9,795	9,415	380
Capital Stock	2,705	2,705	
Reserves and other	6,102	5,513	589
Profit and Loss	818	1,382	(564)
Interim dividend	0	(331)	331
Minority shareholders	170	147	23
LONG-TERM PROVISIONS	1,596	1,846	(250)
DEFERRED INCOME	734	676	59
FINANCIAL DEBT	14,390	13,111	1,279
OTHER LONG-TERM LIABILITIES	902	958	(56)
OTHER SHORT-TERM LIABILITIES	4,399	4,135	264
PAYABLE TO CO. CARRIED BY EQUITY METHOD	197	339	(142)
TOTAL LIABILITIES	32,013	30,479	1,535



Results by Business

H1 2006 (Unaudited)

Million euros

	Domestic Energy	Internat. Bus.	Non-Energy
Net Sales	3,610.9	1,134.6	751.0
Procurements	(1,387.2)	(688.3)	(420.9)
EMISSION ALLOWANCES	(154.3)		
GROSS MARGIN	**2,069.4**	**446.3**	**330.1**
EMISSION ALLOWANCES	13.2		
NET OPERATING EXPENSES	(585.0)	(109.9)	(142.4)
Net personnel expenses	(313.5)	(41.4)	(76.2)
Personnel	(365.0)	(49.1)	(100.9)
In-house Work on fixed assets	51.5	7.7	24.7
Net External Services	(271.5)	(68.5)	(66.2)
External services	(333.2)	(88.6)	(76.7)
Other operating revenues	61.7	20.1	10.5
Taxes	(97.5)	(3.9)	(4.0)
EBITDA	**1,400.1**	**332.5**	**183.7**
Amortization and Provisions	(419.5)	(74.3)	(34.1)
EBIT / Operating Profit	**980.6**	**258.2**	**149.6**
Financial Result	(216.9)	(46.8)	(9.8)
Companies using equity method	(0.7)	2.1	11.1
Income from non-current assets	109.6	0.3	42.7
BAI	**872.6**	**213.8**	**193.6**
Corporate income tax and minority interests	(349.8)	(64.6)	(47.9)
Net Profit	**522.8**	**149.2**	**145.7**

H1 2005

Million euros

	Domestic Energy	Internat. Bus.	Non-Energy
Net Sales	4,060.9	830.2	567.5
Procurements	(2,186.5)	(511.9)	(346.9)
EMISSION ALLOWANCES	(78.6)		
GROSS MARGIN	**1,795.8**	**318.3**	**220.6**
EMISSION ALLOWANCES	64.2		
NET OPERATING EXPENSES	(527.2)	(84.8)	(95.6)
Net personnel expenses	(301.9)	(32.2)	(58.5)
Personnel	(358.9)	(37.7)	(78.6)
In-house Work on fixed assets	57.0	5.5	20.1
Net External Services	(225.3)	(52.6)	(37.1)
External services	(294.9)	(62.0)	(39.7)
Other operating revenues	69.6	9.4	2.6
Tax	(89.8)	(2.7)	(2.3)
EBITDA	**1,243.0**	**230.8**	**122.7**
Amortization & Provisions	(400.4)	(70.0)	(14.6)
EBIT / Operating Profit	**842.6**	**160.8**	**108.1**
Financial Result	(134.6)	(56.0)	(5.5)
Companies using equity method	0.3	5.0	19.9
Income from non-current assets	23.2	(0.1)	2.3
BAI	**731.5**	**109.7**	**124.8**
Corporate income tax and minority interests	(239.3)	(38.7)	(35.0)
Net Profit	**492.2**	**71.0**	**89.8**



Domestic Energy Business

H1 2006 (Unaudited)

Million euros

	GENER.	WIND	DISTRIB.	COM & GAS	STRUCT.
Net Sales	2,323.7	372.3	421.1	1,345.4	(851.6)
Procurements	(934.9)			(1,302.4)	850.0
Emission Allowances	(154.3)				
GROSS MARGIN	**1,234.5**	**372.3**	**421.1**	**43.0**	**(1.6)**
EMISSION ALLOWANCES	13.2				
NET OPERATING EXPENSES	(238.8)	(65.4)	(248.1)	(30.3)	(2.4)
Net personnel expenses	(106.8)	(12.6)	(106.2)	(17.3)	(70.6)
Personnel	(116.3)	(14.9)	(142.0)	(18.3)	(73.5)
In-house Work on fixed assets	9.5	2.3	35.8	1.0	2.9
Net External Services	(132.0)	(52.8)	(141.9)	(13.0)	68.2
External services	(162.6)	(57.7)	(175.2)	(20.4)	82.7
Other operating revenues	30.6	4.9	33.3	7.4	(14.5)
Tax	(36.0)	(3.4)	(50.4)	(5.9)	(1.7)
EBITDA	**972.9**	**303.5**	**122.6**	**6.8**	**(5.7)**
Amortizations, provisions and other	(195.3)	(89.4)	(112.5)	(7.4)	(14.9)
EBIT / Operating Profit	**777.6**	**214.1**	**10.1**	**(0.6)**	**(20.6)**
Financial Result	(44.8)	(22.0)	(45.5)	(0.2)	(104.5)
Companies using equity method	(1.9)		1.4	(0.1)	0.0
Income from non-current assets			99.8		9.7
PRE-TAX EARNINGS	**730.9**	**192.1**	**65.8**	**(0.9)**	**(115.4)**
Corporate income tax and minority interests	(248.8)	(72.4)	(3.8)	0.5	(25.2)
NET PROFIT	**482.1**	**119.7**	**62.0**	**(0.4)**	**(140.6)**

H1 2005(Unaudited)

Million euros

	GENER.	WIND	DISTRIB.	COM & GAS	STRUCT.
Net Sales	1,581.2	237.0	697.4	1,688.7	(143.4)
Procurements	(648.2)		(3.2)	(1,670.8)	135.8
Emission Allowances	(78.6)				
GROSS MARGIN	**854.4**	**237.0**	**694.2**	**17.9**	**(7.6)**
EMISSION ALLOWANCES	64.2				
NET OPERATING EXPENSES	(198.2)	(44.6)	(251.4)	(57.6)	24.5
Net personnel expenses	(98.9)	(6.6)	(94.5)	(31.6)	(70.3)
Personnel	(110.4)	(9.1)	(136.4)	(31.6)	(71.4)
In-house Work on fixed assets	11.5	2.5	41.9		1.1
Net External Services	(99.3)	(38.0)	(156.9)	(26.0)	94.8
External services	(134.0)	(39.7)	(196.7)	(45.2)	120.6
Other operating revenues	34.7	1.7	39.8	19.2	(25.8)
Tax	(31.7)	(2.7)	(42.6)	(12.0)	(0.7)
EBITDA	**688.7**	**189.7**	**400.2**	**(51.7)**	**16.2**
Amortizations, provisions and other	(188.3)	(66.8)	(118.0)	(31.5)	4.2
EBIT / Operating Profit	**500.4**	**122.9**	**282.2**	**(83.2)**	**20.4**
Financial Result	(51.7)	(29.2)	(33.2)	(22.3)	1.8
Companies using equity method	(0.7)		0.9	(20.3)	20.2
Income from non-current assets	(0.1)		(0.2)	(20.5)	44.1
PRE-TAX EARNINGS	**447.9**	**93.7**	**249.7**	**(146.3)**	**86.5**
Corporate income tax and minority interests	(155.0)	(35.8)	(82.5)	3.1	30.9
NET PROFIT	**292.9**	**57.9**	**167.2**	**(143.2)**	**117.4**



2006 quarterly results

Million euros

	Jan-March 2006	Apr-Jun 2006
NET SALES	2,978.4	2,518.2
PROCUREMENTS	(1,377.1)	(1,119.4)
EMISSION ALLOWANCES	(107.4)	(46.9)
GROSS MARGIN	**1,493.9**	**1,351.9**
EMISSION ALLOWANCES	6.2	7.0
NET OPERATING EXPENSES	(391.2)	(446.0)
TAX	(52.3)	(53.1)
EBITDA	**(1,056.6)**	**859.8**
AMORTISATION & PROVISIONS	(268.2)	(259.7)
EBIT	**788.4**	**600.1**
TOTAL FINANCIAL REVENUES	40.7	129.5
TOTAL FINANCIAL EXPENSES	(204.1)	(239.7)
RESULTS OF COMPANIES BASED ON EQUITY METHOD	4.1	8.4
INCOME ON NON-CURRENT ASSETS	1.6	151.0
PROFIT BEFORE TAXES	**630.7**	**649.3**
CORPORATE INCOME TAX	(221.6)	(226.7)
EXTERNAL PARTNERS	(5.9)	(8.1)
NET PROFIT	**403.2**	**414.6**

2005 quarterly results

Million euros

	Jan-March 2005	Apr-Jun 2005
NET SALES	2,740.0	2,718.7
PROCUREMENTS	(1,471.7)	(1,573.7)
EMISSION ALLOWANCES	(42.1)	(36.5)
GROSS MARGIN	**1,226.2**	**1,108.5**
EMISSION ALLOWANCES	34.4	29.8
NET OPERATING EXPENSES	(342.3)	(356.2)
TAX	(47.1)	(47.8)
EBITDA	**871.2**	**725.3**
AMORTISATION & PROVISIONS	(237.9)	(247.1)
EBIT	**633.3**	**478.2**
TOTAL FINANCIAL REVENUES	58.0	97.8
TOTAL FINANCIAL EXPENSES	(165.3)	(186.6)
RESULTS OF COMPANIES BASED ON EQUITY METHOD	16.0	9.2
INCOME ON NON-CURRENT ASSETS	(2.4)	27.8
PROFIT BEFORE TAXES	**539.6**	**426.4**
CORPORATE INCOME TAX	(188.2)	(117.7)
EXTERNAL PARTNERS	(4.8)	(2.3)
NET PROFIT	**346.6**	**306.4**



Statement of origin and use of funds H1 2006 (Unaudited)

	January-June 2006	January-June 2005	Difference
EBIT	1,389	1,111	278
Amortizations	504	470	34
Provisions	24	15	9
Applications to pension funds	14	22	-8
Operating Cash Flow	**1,931**	**1,618**	**313**
Interest paid	-427	-332	-95
Interest received	170	156	14
Dividends received from affiliates	8	6	2
Minority interests	-14	-7	-7
Tax	-425	-301	-124
Gross Cash Flow	**1,243**	**1,140**	**103**
Dividends paid	-331	-294	-37
Retained Cash Flow	**912**	**846**	**66**
Investments	-1,153	-993	-160
Fixed asset disposals	0	0	0
Financial asset disposals	89	36	53
Taxes on investment	-23	-4	-19
Pension payments and other	-92	-52	-40
Total Cash Flow Applications	**-1,179**	**-1,013**	**-166**
Capital subsidies received	45	49	-4
Change in working capital	-1,139	-1,133	-6
Change in debt	1,358	1,251	107
FX Impact	-79	133	-212
Change in Gross Debt	**1,279**	**1,384**	**-105**



Stock Market Evolution



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IBERDROLA
IBEX 35
Stoxx Utilities
Euro Stoxx Utilities

IBERDROLA Stock	H1 2006	H1 2005
Number of shares in outstanding	901,549,181	901,549,181
Share price at close of period	26.93	21.82
Average price over period	25.28	20.18
Average daily volume	6,830,912	7,910,185
Maximum volume (21-02-06 / 5-01-05)	26,886,823	57,939,060
Minimum volume (2-01-06/ 10-01-05)	1,549,839	2,308,517
Dividends paid (€)	0.89	0.77
Interim (2 January 2006 / 3 January 2005)	0.37	0.33
Additional (Payable on 3 July 2006/ 1 July 2005)	0.52	0.44
Yield per share (Div paid year / price close of previous year)	3.8%	4.1%

IBERDROLA Senior Unsecured Debt Credit Rating		
Agency	Rating	Outlook
Standard & Poor´s (*)	A+	Negative
Moody´s (*)	A2	Negative
Fitch IBCA	AA-	Negative

(*) By virtue of the agreement for the acquisition of assets signed with Gas Natural and subject to the approval of the pertinent authorities:

- S&P has rated IBERDROLA Senior Unsecured Debt at "credit watch with negative implications"
- Moody´s has rated IBERDROLA Senior Unsecured Debt at "review for a possible downgrade"
- Fitch put the ratings for IBERDROLA Senior Unsecured Debt at "credit watch negative (RWN)", after approval by the Spanish government of the tender offer for Gas Natural and Endesa. Later, in February of 2006, it raised its rating from A+ to AA- as a result of a change in its method of analysis



APPENDIX.- IBERDROLA and sustainability

The contribution of IBERDROLA to sustainable development is reflected in several social responsibility practices that attend to the needss and expectations of its Interest Groups, with whom the Company maintains a combination of open communication channels and dialogue, which are designed to: communication on goals, activities and successes achieved in the three areas of sustainable development (economic, environmental and social), as well as receiving evaluations and requests from the parties involved.

1. SUSTAINABILITY INDICATORS

Sustainability Indicators	H1 2005	H1 2006
Contribution to GDP (Gross Margin) (*)	0.51%	0.57%
Contribution to GDP (Net Sales) (*)	1.11%	1.05%
Investments in equipment (million euros)	974.7	1,153.4
Investments in clean generation (million euros)	229	200.1
Net profit (million euros)	653.0	817.7
Dividend yield (%)	4.1%	3.8%
CO_2 emissions in the period (gr. CO_2/KWh). CO_2/Kwh). Total	260	231
CO_2 emissions in the period (gr. CO_2/KWh). CO_2/Kwh). Spain	231	189
Emission-free production: total (GWh)	19,201	21,689
Emission-free production: Spain (GWh)	18,727	21,171
Production free of emissions over total production (%)	48.0%	49.6%
Ratio of emission-free production in Spain to total production (%)	60.8%	64.8%
Total emission-free installed capacity: (MW)	15,742	16,474
Total emission-free installed capacity: (MW)	15,435	16,167
Emission-free installed capacity: Spain (%)	59.7%	58.9%
Emission-free installed capacity: Spain (%)	66.9%	65.5%

(*) First quarter 2006. Source: GDP data prepared by INE (latest date published Q2 2006)

NOTE: These indicators have been considered by SAM (Sustainability Asset Management) to be the European benchmark on information concerning Sustainability.


IBERDROLA

Change in specific emissions in the thermal mix: CO_2, SO_2, particles, and NO_X


CO_2 emission, specific thermal mix Spain
(g/kWh)
589
536
H1 2005
H1 2006


SO_2 emission, specific thermal mix Spain
(g/kWh)
1.95
1.47
H1 2005
H1 2006


Particle emission, specific thermal mix Spain
(g/kWh)
0.14
.11
H1 2005
H1 2006


NO_x emission, specific thermal mix Spain
(g/kWh)
1.52
1.39
H1 2005
H1 2006



2. INDEXES, RATINGS AND AWARDS

Presence of IBERDROLA in indexes and Rankings of Sustainability, Reputation, and Corporate Governance	
Sustainability	**Rating/Position**
Dow Jones Sustainability World Index 05	77 points/Group of leaders: Among the top 3 in the Worldwide Utilities category
Dow Jones Sustainability Stoxx Index 05	77 points/Group of leaders: Among the top 3 in the en la categoría European Utilities
OEKOM	B- / Group of leaders: Top Spanish company and among the top 3 in the Worldwide Utilities category
Global 100 Most Sustainable Corporations in the World	IBERDROLA among the 100 most sustainable companies in the world
Pacific Sustainability Index (PSI)	Group of leaders: Among the top 3 in the Energy & Utilities Sectors category
Carbon Disclosure Project	Member of the Climate Leadership Index 2005
Business Week, Climate Group	Group of leaders: Among the top 3 in the ranking of most outstanding companies in the management of greenhouse gases and ranked among the top 10 companies in the world contributing most to the reduction of greenhouse gases with leadership in environmental management in the last 10 years
INNOVEST	Included in Group 5 "Best in class" of utilities sector
VIGEO	Qualification from neutral to positive in main categories
CR- Risk Premium Survey. University of Hamburg & SRI Deutsche Bank	30.5 points. IBERDROLA in leading Group in utilities sector
EIRIS- evaluador del FTSE4GOOD	IBERDROLA is in the process of evaluation
Corporate reputation	
MERCO 2006	Leading in Energy, Gas & Water sector
Corporate governance	
FTSE ISS Corporate Governace Index (CGI)	IBERDROLA has been included in the index



Recognition

"Best Online Investor Relations Service" Expansión

IBEDROLA web page, in its section corresponding to Investor Relations and Attention to Shareholders has won the price "Best Online Investor Relations Service" of "Favoritos Expansión" prices.

IBERDROLA is First Private Company in Information Transparency in Annual Reports and Economic and Financial Documents, according to the eighth ranking of Information Transparency from El Nuevo Lunes

In May 2006 El Nuevo Lunes conducted a survey for the eighth year running among Analysts on Information Transparency in Annual Reports and other financial, economic and stock market information, covering the same private firms, banks, savings institutions and public companies analysed by the media. IBERDROLA achieved first place in the ranking of private firms, repeating its position from the previous year, with a total of 7.96 points.

3. ENVIRONMENTAL COMPROMISE AND RESPONSIBLE SOCIAL INVESTMENT

Assessment by Analysts and Investors on Socially Responsible Investment

In the University of Hamburg CR-Risk Premium Survey, which is sponsored by the SRI area of Deutsche Bank, IBERDROLA leads the utilities sector with 30.5 points, compared with an average of 19.2 points for the utilities analysed.

The University of Hamburg CR-Risk Premium study focuses on studying the influence of Corporate Responsibility in the company's cost of capital, by evaluating different areas of the company. The total points which enabled IBERDROLA to achieve lead position were 30.5 points, compared with 19.2 points for the rest of the utilities sector.


CR Risk Premium Deutsche Bank SRI
MEDIA UTILITIES 19.2
IBERDROLA 30.5
30
15
2005
2005

The break down by areas of the points achieved by IBERDROLA is as follows:



Areas assessed / Criteria	Points
CR Management	
Strategy and Organisation; Reporting Quality	5.5
Financial Responsibility	
Good Investor Relations; Corporate Governance; Supplier Policy; Client Relations	5.5
Environment Management	
Existence of environmental policy; fixed environment goals; environmental certifications, follow-up of environmental impacts; information on energy mix; energy efficiency programmes; use of renewable energy programmes; adequate focus on climatic strategy and emissions	11
Social Responsibility	
Equal opportunities; Health care programs for employees; Human Resources development programs; Belonging to supra-national organisations; Analysis of social impact of new infrastructures	4.5
Citizenship and relations with environment	
Strategy; Policies, and inclusion in public information	3.0
Management of stakeholders	
Description, consideration of their interests and crisis management	1.0
IBERDROLA ranking	30.5

Action taken and investment to reduce emissions

IBERDROLA, the first Spanish firm to negotiate Joint Application projects to fullfil Kyoto.

IBERDROLA has become the first Spanish firm to negotiate Joint Application (JA) mechanisms to facilitate compliance with the Kyoto Protocol, after starting the procedure with two wind farms in Poland. In particular, this refers to the farms that the company is building in Poland known as Malbork and Kisielice, with an installed capacity of 18 and 40.5 MW and that will start operation at the end of 2006 and begining of 2007, respectively. These installations will enable reduction of the emission into the atmosphere of more than 93,000 tonnes of CO_2 annually.

As a first step, the Designated National Authority (DNA) has already certified that IBERDROLA has sufficient capacity to carry out wind energy and AC energy projects under Art. 6 of the Kyoto Protocol, a formality required by the host country, Poland, for the Company to be able to obtain approvals for both these initiatives.

IBERDROLA will now continue with the remaining phases of the application procedure: validation of the project by an Accredited Independent Entity (AIE), obtaining the approvals from the Spanish DNA, and the final approval from the Joint Application Supervisory Committee (JASC). The AC projects, which are one of the flexible mechanisms being contemplated in order to facilitate

compliance with the Kyoto Protocol, enable investment in sustainable projects in countries undergoing transition to the market economy which will reduce CO_2 emissions.

IBERDROLA is reducing nitrogen oxide emissions by 35% at the Velilla thermal plant.

IBERDROLA has been able to reduce nitrogen oxide emission by 35% from the Velilla del Río Carrión (Palencia) thermal plant through installing a system called ABACO which minimises the formation of pollutant products during the combustion process. This system, which has begun operation during the past two years in this 515 MW capacity plant, has represented an investment by IBERDROLA of 1.1 million euros. The Company will invest additional 700,000 euros in the second half of 2006 in order to optimise it and improve the performance of the boiler. Thanks to this initiative, IBERDROLA has managed to comply in this thermal plants, and two years in advance, with the limits established for major electric plants of combustion.

4. CONTRIBUTION TO SOCIAL DEVELOPMENT

The key events for IBERDROLA in the first quarter of 2006 for social aspects were as follows:

"Education and Training" Programme

- **Promotion of Energy Savings and Efficiency.** An agreement has been made with the Community of Madrid for the development of a plan of action (seminars, energy audits, etc.), with the purpose of awaring public opinion as to the rational use of energy and thus being able to achieve a more sustainable development.

- **Promotion of Electrical Safety.** IBERDROLA participates in the Renove plan for electrical installations in housing blocks, which has been set up by the Madrid Regional Authority to improve electrical safety, and has already supervised electrical installations in more than 2,000 buildings. It has continued its education campaigns promoting measures to prevent electrical risks among various professional bodies: contractors and installers (in the País Vasco and Extremadura); firemen (in Guadalajara and Murcia), and police (in Madrid).

Specific Projects

- **"Implica2" Project for the disabled.** IBERDROLA continues developing its ambitious "Implica2" Project, meant to train disabled persons so that they can participate in the labour market. What stands out in this quarter is its support for the Council of Castilla - La Mancha, allowing the Asprona organization in Albacete to benefit from the experience of Fundación Lantegi Batuak. The ultimate objective of IBERDROLA is to extend this model of support to its other areas of influence.

- **Website accessible for disabled persons.** The new IBERDROLA website has obtained an Accessibility Certificate, at AA level, issued by Technosite (a company belonging to the ONCE Foundation). This level guarantees top-


IBERDROLA

level accessibility to all persons navigating the site.

IBERDROLA is becoming a pioneer company in this area within the Spanish energy sector, and is the first to receive the double A grading from Technosite.

- **Volunteers' Day.** IBERDROLA conducted a Volunteers' Day in Cáceres, in which more than 300 disabled persons from Extremadura participated.

  Family Responsibility Business Certificate. The +Familia Foundation has awarded IBERDROLA its Family Responsibility Certificate according to Regulation 1000-1. The Certificate is valid for three years, during which time annual audits are carried out.

- **Internal Corporate Culture Management Model.** IBERDROLA has launched a project for managing Internal Corporate Culture, understood as the sum of all shared values, behaviour guidelines, work habits and conduct with organisation members, aimed at supporting the commitments acquired in the Strategic Plan.

"Surrounding Economic Development" Programme'

- **Regional Advisory Boards.** Meetings have been held of the Consultative Committees for Castilla y León, and the Comunidad Valenciana.

- Support for companies in Castilla y León. IBERDROLA intends to help improve the competitiveness of small businesses in Castilla y León by incorporating participation in the Foro de Empresas and Organizaciones Inductoras de la Excelencia.

- Dissemination of Corporate Social Responsibility. IBERDROLA participated in 13 conferences promoting corporate social responsibility practices, presenting the "IBERDROLA model" to business and academic circles. Our Company, together with the BBVA Foundation and the Fundación Entorno, presented an online course named "RSE+5", which is intended to help small and medium companies to develop sustainable strategies.

Art and culture programme

- **Reconstruction and Illumination of Monuments.** The following projects have been implemented to illuminate Spanish cultural monuments: Cathedral and Walls of Ciudad Rodrigo (Salamanca); Sanctuary of the Virgen del Rosario de Hellín (Albacete) and the Plaza de Sancho Gracia in Espinosa de los Monteros (Burgos). The exhibition "La Luz de Flandes" was opened in Burgos, showing the work that went into the Cartuja de Miraflores, as carried out with the cooperation of IBERDROLA.

- **Publications.** The IBERDROLA Foundation has published four new books on culture and the sciences and also two new Guides to assist

disabled persons and the socially marginalised.

"Solidarity" Programme

- IBERDROLA Foundation projects.
  The IBERDROLA Foundation has committed its support to 11 new social action projects meant for the disabled, immigrants, and other disadvantaged groups.

- **V International Forum of the Alliance of Cities Against Poverty.** IBERDROLA has supported the Comunidad Valenciana in holding this forum, organized jointly by that administration and the United Nations Programme for Development, with the cooperation of the Parliament of Valencia.

5. CORPORATE GOVERNANCE

The highlights for Corporate Governance during the first half of 2006 were as follows:

Composition of the Board of Directors

At a meeting held on 26 April 2006 the Board of Directors accepted the resignation of D. Iñigo de Oriol Ybarra and enacted the agreement adopted by the Board at a meeting on 20 April 2005 by which D. José Ignacio Sánchez Galán was appointed as the Chairman of the Board of Directors , and consequently replaced D. Iñigo De Oriol Ybarra as Chairman, while remaining as CEO.

On the same date D. José Antonio Garrido Martínez, D. Javier Herrero Sorriqueta and D. Ignacio de Pinedo Cabezudo also tendered their resignations, thus formalising the appointment as board member, by coopting and subject to approval or ratification by the General Meeting of Shareholders, of D. Iñigo Víctor de Oriol Ibarra, who is classified as part of "other external board members".

On 24 May 2006 the Board agreed to accept the resignation of D. César de la Mora Armada, D. Antonio Garay Morenés and D. Antonio Mª de Oriol y Díaz-Bustamante, and also to appoint as Vice-presidents the independents D. Juan Luis Arregui Ciársolo and D. Víctor de Urrutia Vallejo. D. Julián Martínez-Simancas Sánchez was also appointed as Deputy Secretary of the Board.

Finally, at a meeting on 7 June 2006, the resignation of external board member representing substantial shareholders, D. Jesús María Cadenato Matía, was accepted. Also, by coopting and subject to the approval or ratification by the General Meeting of Shareholders, the appointment as board members of Dña. Inés Macho Stadler, D. Braulio Medel Cámara and D. José Carlos Pla Royo, (the first two classed as independent board members and the latter as director representing substantial shareholders) was formalised.

As a consequence the Board of Directors is currently composed of 15 members, from which only the Chairman is classed as executive. The remaining 14 directors include 11 independents, 2 representing substantial shareholders and 1 is classified as "other external shareholders".



Details on the identity and category of the Directors, and also the composition of the Executive Board, the Auditing and Performance Board, and the Appointments and Salaried Committee, are available in constantly updated form at *www.iberdrola.com* (information for shareholders and investors / corporate governance / board).

Amendments to the Company Regulations

The General Shareholders' Meeting held on 30 March 2006 ratified the following amendments to the Company's By-laws and the Regulations of the General Shareholders' Meeting:

1. Modification of Article 19 of the By-laws and Article 8 of the Regulations of the General Shareholders' Meeting to adapt the wording of both provisions to that established in the First Final Provision of Law 19/2005 of 14 November on European joint stock companies domiciled in Spain, with respect to extending the term for publication of the notice of meeting for a general shareholders' meeting and the right of shareholders to request publication of a supplement to the notice of meeting, including new points on the agenda of meeting.

2. Modification of Article 22 of the By-laws and Article 10 of the Regulations of the General Shareholders' Meeting so as to eliminate the requirement relating to the minimum number of shares conferring the right to attend a general shareholders' meeting.

The full text of the Company By-laws, the Regulations of the General Meeting of Shareholders and other remaining internal regulations currently in force may be consulted at *www.iberdrola.com* (information for shareholders and investors / corporate governance).

Other Agreements

Furthermore, it was resolved that the firm "ERNST & YOUNG, S.L." be appointed as auditor for the Company and its Consolidated Group, which firm will do the auditing for a period of 3 years for the annual reports for fiscal years 2006, 2007, and 2008". This resolution was adopted at the proposal of the Board of Directors after a favourable report from the Committee on Auditing and Compliance and after bidding among the major international auditing firms within the context of the "Iberdrola Group Policy on Retaining Auditors" approved by that committee on 23 November 2005.

Information Transparency

One of the Company's core Corporate Governance principles is to promote maximum transparency in the information – financial and other – provided to shareholders and markets. In line with this commitment, in the first half of 2006, the company maintained a high level of activity with regard to information for institutional investors and financial analysts, which no doubt contributed to the excellent performance of Iberdrola's stock over the period.



Last 22 February 2006, the Board approved the Annual Report on Corporate Governance for 2005, in accordance with the form required by Circular 1/2004 of 17 March of the Spanish securities regulator (CNMV).

On the same date, the Board of Directors approved the Report on the Activities of the Audit and Compliance Board for fiscal year 2004, the publication of which is intended to contribute to "good practices" in corporate governance by disseminating the annual activities of the latter Board.

The National Stock Market Commission was informed as to all relevant facts connected with the Company's Corporate Government, including, the calling, recording and agreements reached by the General Shareholders' Meeting held on 30 March 2006, as well as the changes among the Board of Directors.

The appropriate notifications were also made in relation to publishing of quarterly and half-yearly information on the current financial year, including information relating to operations with associated undertakings.

All information published in the section on corporate governance of the website *www.iberdrola.com* is available in Spanish and English.



Spanish stock market commission (CNMV): Significant Events and Other Communications as of April	
Event	**Registration No.**
The Company issues a historic press release at the Conference on Renewable Energy	20345
The Company issues it Energy Balance Sheet for the first quarter of 2006	20382
The Company communicates financial results for H1 2006	20383
The Company announces its financial results for Q1 2006	20451/66091
The Company announces that Iberdrola Portugal has strengthened its participation in EDP - Energías de Portugal – from 5.7% to 9.5% of equity	66093
The Company issues more comprehensive information on Important Item No. 66093, where notice is given that market acquisitions have been made totalling 332 million euros	66096
IBERDROLA enters the EU energy market with signing of a contract for 100% acquisition of the company Community Energy Inc. IBERDROLA also signed an agreement with the district council of Bayannaoer in northern China for a study of locations where a wind farm having an output of at least 1,000 wind MW could be installed	66160
The Company issues a press release announcing selection of candidates by the Novas Energías Ibéricas (NEI) consortium	20646
The Company announces changes in the Board of Directors	67154
IBERDROLA is going to offer its shareholders a Dividend Reinvestment Program by which shareholders who adhere voluntarily to the Program will be able to reinvest their dividend in company shares	20768
The Company announces that its Board of Directors has agreed to appoint new directors	67546
The Company announces that on 3 July 2006 there will be payment of an additional dividend from the 2005 financial year of 0.51810171 euros gross per share	20916

IBERDROLA informs you that the data used to send you this information are included in a file property of IBERDROLA, S.A., with the only purpose of sending you financial information about the Company. Such data were included in our file either at your request or due to previous relations held between you and IBERDROLA.

As stated by the Organic Law 15/1999 of 13 December on the Protection of Personal Data (Ley Orgánica de Protección de Datos de Carácter Personal, LO 15/1999), you can at any time exercise your rights of access, rectification, objection and cancellation on your personal data. Should this be the case, you must send a letter, with a photocopy of your identity card or passport attached, to the following address:

IBERDROLA, S.A.
Investor relations
C/ Tomás Redondo, 1
28033 - Madrid (Spain)

Notwithstanding this, if you are not interested in receiving any more information related to Iberdrola, please let us know by calling the toll free line +34 900 10 00 19.


IBERDROLA

IBERDROLA, S.A.
Investor relations
Phone: 00 34 91 784 2804
Fax: 00 34 91 784 2064
investor.relations@iberdrola.es

ANNEX EXPLAINING SIGNIFICANT EVENTS

XII - 1. Purchases or transfers of shares in the capital of companies listed on the Stock Exchange giving rise to the obligation to report pursuant to the Stock Market Act s. 53 (5% and multiples thereof)

Purchase by IBERDROLA PARTICIPAÇOES SGPS, S.A. (100% owned by IBERDROLA PORTUGAL ELECTRICIDAD E GAS, S.A., 100% owned by IBERDROLA, S.A.), of 3.8% of the shares of the company ENERGIAS DE PORTUGAL, S.A. (EDP). Following this operation IBERDROLA S.A.'s percentage indirect interest in this company rose to 9.5%.

XII - 3. Other significant increases or reductions of fixed assets (stakes of over 10% in unlisted companies, significant investments in or divestments of fixed assets, etc)

Increase of the capital of NEOTEC CAPITAL RIESGO SOCIEDAD DE FONDOS S,A, S.C.R., in which IBERDROLA has a direct interest of 7.93%.

Ancillary contribution ("prestación accesoria") in IBERDROLA PORTUGAL ELECTRICIDAD E GAS, S.A. (100% owned by IBERDROLA, S.A.). IBERDROLA, S.A.'s indirect interest in this company was unchanged by this operation.

Increase in the capital of IBERDROLA DISTRIBUCIÓN DE GAS, SAU, by IBERDROLA, S.A. Following this operation the percentage of IBERDROLA, S.A.'s direct interest in this company remains unchanged. (Pending notarisation and entry on the register of companies)

Sale by IBERDROLA, S.A., of 100% of its interest in the company MEDIA PARK, S.A., to IBERDROLA INMOBILIARIA, S.A., (100% owned by IBERDROLA, S.A.), such that IBERDROLA, S.A.'s indirect interest in this company remains unchanged.

Purchase by VINZEO TECHNOLOGIES, S.A., (50% owned by CORPORACION IBV, PARTICIPACIONES EMPRESARIALES, S.A., in turn 50% owned by IBERDROLA, S.A.) of 100% of ARC, taking IBERDROLA, S.A.'s indirect interest in this company to 50%.

Sale by IBERDROLA INMOBILIARIA, S.A., (100% owned by IBERDROLA, S.A.) of 30% of FIUNA, S.A. reducing IBERDROLA, S.A.'s indirect interest in this company to 70%.

Increase in capital of MEDIA APPLICATIONS, S.A. (50% owned by MEDIA PARK, S.A. and 50% owned by IBERDROLA, S.A.), by capitalising a loan. Following this operation MEDIA PARK, S.A. owned 71.38% and IBERDROLA S.A. 28.62%, such that IBERDROLA S.A.'s direct and indirect interest in the company stood at 100%.

Purchase by IBERENOVA PROMOCIONES (100% owned by IBERDROLA ENERGÍA RENOVABLES II, in turn 100% owned by IBERDROLA, S.A.), of 100% of NATURENER, S.A., together with a change of its name to PARQUES EÓLICOS REUNIDOS, SAU, after which IBERDROLA's indirect interest in this company was 100%.

Increase in the capital of the German company IBERDROLA REGENERATIVE ENERGIEN Gmbh (100% owned by IBERDROLA ENERGÍA RENOVABLES II, which is in turn 100% owned by IBERDROLA, S.A.). IBERDROLA, S.A.'s indirect interest in this company was unchanged by this operation.

Organisation by IBERDROLA ENERGÍA RENOVABLES II, (100% owned by IBERDROLA, S.A.), of the US company IBERDROLA RENEWABLE ENERGIES USA LIMITED, such that IBERDROLA's indirect interest in this company stands at 100%.

Supplementary contribution to AEOLIA PRODUÇAO DE ENERGIA (100% owned by IBERDROLA ENERGÍA RENOVABLES II, in turn 100% owned by IBERDROLA, S.A.). IBERDROLA, S.A.'s indirect interest in this company was unchanged by this operation.

Organisation by IBERDROLA INGENIERIA Y CONSTRUCCIÓN, S.A. (100% owned by IBERDROLA, S.A.), of the Polish company IBERDROLA ENGINEERING AND CONSTRUCTION POLAND SP. Z.O.O., such that IBERDROLA's indirect interest in this company stands at 100%.

Organisation by IBERDROLA INGENIERIA Y CONSTRUCCIÓN, S.A. (100% owned by IBERDROLA, S.A.), of the UK company IBERDROLA INGENIERIA Y CONSTRUCCIÓN UK LTD., such that IBERDROLA's indirect interest in this company stands at 100%.

Organisation by IBERDROLA INGENIERIA Y CONSTRUCCIÓN, S.A. (100% owned by IBERDROLA, S.A), of the Russian company IBERDROLA INZHINIRING I STROITEISTVO LIMITED LIABILITY COMPANY, such that IBERDROLA's indirect interest in this company stands at 100%.

Purchase by IBERDROLA, S.A. of 10% of REFINERIA BALBOA, S.A., such that IBERDROLA S.A.'s direct interest in this company stands at10%.

Increase in the capital of REINO DE DON QUIJOTE, S.A. (3.60% owned by IBERDROLA INMOBILIARIA, S.A. in turn 100% owned by IBERDROLA, S.A.), such that IBERDROLA S.A.'s indirect interest in this company stands at 3.86%.

Organisation by IBERDROLA INMOBILIARIA, (100% owned by IBERDROLA, S.A.), of IBERD-ROS, S.L., such that IBERDROLA S.A.'s indirect interest in this company stands at 50%.

Winding up of TELEMATICS, S.A., MEDIA PARK HANNOVER 2000, S.L. and MOTOR CHANNEL, S.A. (owned by MEDIA PARK which is 100% owned by IBERDROLA INMOBILIARIA, S.A., in turn 100% owned by IBERDROLA, S.A.), thereby cancelling IBERDROLA, S.A.'s indirect interest in said companies.

Organisation by IBERENOVA PROMOCIONES, S.A. (100% owned by IBERDROLA ENERGIAS RENOVABLES II, in turn 100% owned by IBERDROLA, S.A.), of GLOBAL SOLAR ENERGY, S.A., such that IBERDROLA's indirect interest in this company stands at 90%.

Purchase by IBERDROLA RENEWABLE ENERGIES OF UK LIMITED (100% owned by IBERDROLA ENERGIAS RENOVABLES II, in turn 100% owned by IBERDROLA, S.A.), of HIGHER DARRACOTT MOOR WIND FARM LIMITED, such that IBERDROLA S.A.'s indirect interest in this company stands at 100%.

Increase in the capital of IBERDROLA RENEWABLE ENERGIES USA, LIMITED (100% owned by IBERDROLA ENERGIAS RENOVABLES II, in turn 100% owned by IBERDROLA, S.A.), such that IBERDROLA S.A.'s indirect interest in this company is unchanged.

Purchase by IBERDROLA RENEWABLE ENERGIES USA LIMITED (100% owned by IBERDROLA ENERGIAS RENOVABLES II, in turn 100% owned by IBERDROLA, S.A.), of COMMUNITY ENERGY INC, such that IBERDROLA's indirect interest in this company stands at 100%.

Organisation by IBERENOVA PROMOCIONES, S.A. and IBERDROLA ENERGIAS RENOVABLES II, (100% owned by IBERDROLA, S.A.), of ELECTRA DE MALVANA S.A., with an interest of 0.001% and 44.999% respectively, such that IBERDROLA's indirect interest in this company stands at 45%.

Organisation by IBERENOVA PROMOCIONES, S.A. and IBERDROLA ENERGIAS RENOVABLES II, (100% owned by IBERDROLA, S.A.), of ELECTRA DE SIERRA DE SAN PEDRO, S.A., with an interest of 0.001% and 79.999% respectively, such that IBERDROLA's indirect interest in this company now stands at 80%.

Organisation by IBERENOVA PROMOCIONES, S.A. and IBERDROLA ENERGIAS RENOVABLES II, (100% owned by IBERDROLA, S.A.), of ELECTRA DE MONTANCHEZ, S.A., with an interest of 0.001% and 39.999% respectively, such that IBERDROLA's indirect interest in this company stands at 40%.

Organisation by IBERENOVA PROMOCIONES, S.A. and IBERDROLA ENERGIAS RENOVABLES II (both 100% owned by IBERDROLA, S.A.), of SISTEMAS ENERGETICOS LOS CAMPILLOS, S.A., each with a 50% interest, such that IBERDROLA's indirect interest in this company stands at 100%.

Increase in the capital of ENERGIA DE CASTILLA Y LEON (ENCALSA) (90% owned by BIOVENT HOLDING, 85% owned by IBERDROLA ENERGIAS RENOVABLES II, in turn 100% owned by IBERDROLA, S.A.), such that IBERDROLA S.A.'s indirect interest in this company is unchanged.

Organisation by ENERGIA DE CASTILLA Y LEON (ENCALSA) (90% owned by BIOVENT HOLDING, 85% owned by IBERDROLA ENERGIAS RENOVABLES II, in turn 100% owned by IBERDROLA, S.A.), of ECOBARCIAL, S.A., with a 51% interest. Following this operation IBERDROLA's indirect interest in this company is 39.02%.

Purchase by IBERDROLA REGENERATIVE ENERGIEN, GMBH (100% owned by IBERDROLA ENERGIAS RENOVABLES II, in turn 100% owned by IBERDROLA, S.A.), of 100% of the German company DELTUS, such that IBERDROLA, S.A.'s indirect holding in this company is 100%.

Increase in the capital of IBERDROLA ENERGIA RENOVABLES DE LA RIOJA, S.A. (100% owned by IBERDROLA ENERGIAS RENOVABLES II, in turn 100% owned by IBERDROLA, S.A.), with the entry of new partners contributing their shareholding in the company EOLICAS DE LA RIOJA. As a result of this operation IBERDROLA ENERGIAS RENOVABLES II, S.A. now holds 63.5% of IBERDROLA ENERGIA RENOVABLES DE LA RIOJA and this company holds 100% of EOLICAS DE LA RIOJA, such that IBERDROLA, S.A.'s indirect interest in this company is now 63.5%.

Increase in the capital of IBERDROLA ENERGIA RENOVABLES DE LA RIOJA, S.A. (100% owned by IBERDROLA ENERGIAS RENOVABLES II, in turn 100% owned by IBERDROLA, S.A.), with the entry of new partners who contributed their interest in the company DESARROLLOS ENERGIA RENOVABLES DE LA RIOJA (DERSA). As a result of this operation IBERDROLA ENERGIAS RENOVABLES II, S.A. now holds 63.5% of IBERDROLA ENERGIA RENOVABLES DE LA RIOJA and this company holds 63.75% of DESARROLLOS ENERGIA RENOVABLES DE LA RIOJA (DERSA) such that IBERDROLA, S.A.'s indirect interest in this company is now 40.48%.

Increase in the capital of IBERDROLA ENERGIA RENOVABLES DE LA RIOJA, S.A. (100% owned by IBERDROLA ENERGIAS RENOVABLES II, in turn 100% owned by IBERDROLA, S.A.), with the entry of new partners who contributed their interest in the company MOLINOS DE CIDACOS. As a result of this operation IBERDROLA ENERGIAS RENOVABLES II, S.A. now holds 63.5% of IBERDROLA ENERGIA RENOVABLES DE LA RIOJA and this company holds 50% of MOLINOS DE CIDACOS such that IBERDROLA, S.A.'s indirect interest in this company is now 31.75%.

Increase in the capital of IBERDROLA ENERGIA RENOVABLES DE LA RIOJA, S.A. (100% owned by IBERDROLA ENERGIAS RENOVABLES II, in turn 100% owned by IBERDROLA, S.A.), with the entry of new partners who contributed their interest in the company MOLINOS DE LA RIOJA. As a result of this operation IBERDROLA ENERGIAS RENOVABLES II, S.A. now holds 63.5% of IBERDROLA ENERGIA RENOVABLES DE LA RIOJA and this company holds 66.66% of MOLINOS DE LA RIOJA such that IBERDROLA, S.A.'s indirect interest in this company is now 42.33%.

Organisation, through NEOENERGIA, S.A. (39% owned by IBERDROLA ENERGIA, S.A., in turn 100% owned by IBERDROLA, S.A.), of BAGUARI-UHE, such that IBERDROLA's indirect interest in this company stands at 39%.

Organisation, through NEOENERGIA, S.A. (39% owned by IBERDROLA ENERGIA, S.A., in turn 100% owned by IBERDROLA, S.A.), of GOIAS SUL PCH, such that IBERDROLA's indirect interest in this company stands at 39%.

Increase in the capital of TERMOAÇU, owned by NEOENERGIA, S.A. (39% owned by IBERDROLA ENERGIA, S.A., in turn 100% owned by IBERDROLA, S.A.). As NEOENERGIA, S.A. did not take part in the capital increase, its interest in TERMOAÇU has been diluted from 60.52% to 37.57%, such that IBERDROLA's indirect interest in this company now stands at 14.65%.

Organisation by IBERDROLA INGENIERIA Y CONSTRUCCIÓN, S.A. (100% owned by IBERDROLA, S.A.), of the Venezuelan company IBERDROLA INGENIERIA Y CONSTRUCCIÓN VENEZUELA, S.A., such that IBERDROLA's indirect interest in this company stands at 98%.

Organisation by IBERDROLA INGENIERIA Y CONSTRUCCIÓN, S.A. (100% owned by IBERDROLA, S.A.) of the Greek company IBERINCO HELLAS TECHNIKI KAI KATASKEVASTIKI EPE., such that IBERDROLA, S.A.'s indirect interest in this company is now 100%.

Organisation by IBERDROLA INGENIERIA Y CONSTRUCCIÓN, S.A. (100% owned by IBERDROLA, S.A), of the American company IBERINCO ENGINEERING AND CONSTRUCCTION, US, INC., such that IBERDROLA, S.A.'s indirect interest in this company is now 100%.

XII - 5. Issues, reimbursements and repayments of debentures.

ISSUE	DATE	REDEMPTION DATE	NOMINAL REDEEMED (€)
ID. May 57	31.05.57	02.01.06	92,554.00 (S)
ID. Apr 58	20.04.58	02.01.06	87,145.00 (S)
ID. May 93	24.05.93	24.05.06	15,025,302.50 (R)

(S): Drawing lots.
(S): Remainder

XII - 6. Changes of Directors or of the Board of Directors

The resolutions of the General Shareholders' Meeting of 30 March 2006 include those transcribed below:

RESOLUTIONS CONCERNING POINT TEN

(Point ten on the Agenda)

- Ratification of the appointment of the board members co-opted since the last general shareholders' meeting was held:
  - a) Ratification of the appointment as director of Mr Xabier de Irala Estévez, agreed by the Board of Directors at its meeting on 20 April 2005.
  - b) Ratification of the appointment as director of Mr Jesús María Cadenato Matía, agreed by the Board of Directors at its meeting on 20 April 2005.

The General Shareholders' Meeting, at the proposal of the Board of Directors, adopted the following resolutions:

a) To ratify, in pursuance of s. 138 of the Consolidated Text of the Corporations Act (*Ley de Sociedades Anónimas*) and Art. 48.3 of the Articles of association, the appointment by co-option by the Board on 20 April 2005 of Mr XABIER DE IRALA ESTÉVEZ as Director. This appointment was made by a resolution of the board, ratified in full by the General Meeting. The text of the resolution was as follows:

"5.- To appoint to the Board of Directors by co-option, pursuant to s. 138 of the Consolidated Text of the Corporations Act (*Ley de Sociedades Anónimas*) and Art. 48.3 of the Articles of association, at the proposal of the Board of BBK, shareholder of Iberdrola, S.A., and subject to approval or ratification at the first general shareholders' meeting to be held, the individual shareholder Mr XABIER DE IRALA ESTÉVEZ, of full age, married, Spanish nationality, resident for these purposes at Gran Vía nº 30, Bilbao, tax identification number 04.847.996-X, to fill the vacancy on the board left by Mr SANTIAGO MAYNER OYARBIDE. The new member of the board shall be classed as an external proprietary director, and shall hold his office until 16 June 2006, as corresponded to the former board member Mr SANTIAGO MAYNER OYARBIDE, whom he replaces.

The Board of Directors expressly recognises the acceptance by Mr XABIER DE IRALA ESTÉVEZ, being present in person, of his appointment as a member of the Board of Directors of the company and his declaration that he is not prevented by any legal prohibitions or incompatibilities from holding this office.

Thus, the formal acceptance by Mr XABIER DE IRALA ESTÉVEZ of the content of Article 17 of the Regulations of the Board of Directors on the Dismissal and Resignation of Directors, and the obligation envisaged in article 49 of the company's articles of association on the obligation to attest to the pledging of ten thousand (10,000) shares as a guarantee against possible liability incurred in the post is hereby minuted and the secretary of the board has given him a copy of the company's articles of association and the regulations that govern it."

b) To ratify, in pursuance of s. 138 of the Consolidated Text of the Corporations Act (*Ley de Sociedades Anónimas*) and Art. 48.3 of the Articles of association, the appointment by co-option by the Board on 20 April 2005 of Mr JESÚS MARÍA CADENATO MATÍA as Director. This appointment was made by a resolution of the board, ratified in full by the General Meeting. The text of the resolution was as follows:

"6.- To appoint to the Board of Directors by co-option, in pursuance of s. 138 of the Consolidated Text of the Corporations Act (*Ley de Sociedades Anónimas*) and Art. 48.3 of the Articles of association, at the proposal of the Board of BBVA, shareholder of Iberdrola, S.A., and subject to approval or ratification at the first general shareholders' meeting held, the individual shareholder Mr JESÚS MARÍA CADENATO MATÍA, of full age, married, Spanish nationality, resident for these purposes at Paseo de la Castellana nº 81, Madrid, tax identification number 14.917.785-P, to fill the vacancy on the board left by Mr JOSÉ ANTONIO FERNÁNDEZ RIVERO. The new member of the board shall be classed as an external proprietary director, and shall hold his office until 16 June 2006, as corresponded to the former board member Mr JOSÉ ANTONIO FERNÁNDEZ RIVERO, whom he replaces.

The Board of Directors expressly recognises the acceptance by Mr JESÚS MARÍA CADENATO MATÍA, being present in person, of his appointment as a member of the Board of Directors of the company and his declaration that he is not prevented by any legal prohibitions or incompatibilities from holding this office.

Thus, the formal acceptance by Mr JESÚS MARÍA CADENATO MATÍA of the content of Article 17 of the Regulations of the Board of Directors on the Dismissal and Resignation of Directors, and the obligation envisaged in article 49 of the company's articles of association on the obligation to attest to the pledging of ten thousand (10,000) shares as a guarantee against possible liability incurred in the post is hereby minuted and the secretary of the board has given him a copy of the company's articles of association and the regulations governing the company."

- At its meeting on 26 April 2006 the Board of Directors unanimously adopted the following resolutions:

1- To accept the resignation from the post of director, with immediate effect, of the following directors: Mr IÑIGO DE ORIOL YBARRA, Mr JOSE ANTONIO GARRIDO MARTINEZ, Mr JAVIER HERRERO SORRIQUETA and Mr IGNACIO DE PINEDO CABEZUDO.

2.- To execute and carry out the resolution adopted by the board of directors at its meeting on 20 April 2005, of which the National Securities Market Commission (CNMV) was notified that same day (entry register number 2005 035264), by virtue of which Mr JOSÉ IGNACIO SÁNCHEZ GALÁN was appointed chairman of the board, replacing Mr IÑIGO DE ORIOL YBARRA, while remaining chief executive officer and resigning as deputy chairman, all of which he accepted.

3.- To execute and carry out the resolution referred to in section 2 above, by virtue of which it was agreed, when the vacancy arose, that the individual shareholder Mr IÑIGO VÍCTOR DE ORIOL IBARRA should be co-opted to the board of directors, subject to approval or ratification at the first general shareholders' meeting to be held, and that he should be classified as an "other external director". The afore-named party accepted the post.

4.- Execute and carry out the resolution of the Board of Directors at its meeting on 22 June 2005, of which the CNMV was notified on that same day (entry register number 2005 066734), by virtue of which the director Mr XABIER DE IRALA ESTÉVEZ, as president of BBK, a long-standing key shareholder in IBERDROLA, should fill the first vacancy arising on the board of directors' executive committee. As a result, vacancies having arisen on the executive committee due to the resignation of the directors mentioned in section 1 above, Mr XABIER DE IRALA ESTÉVEZ was appointed to the executive committee. He accepted the appointment and resigned his position as a member of the audit and compliance committee.

- At its meeting on 24 May 2006 the Board of Directors unanimously adopted the following resolutions:

1- To accept the resignation from the post of director, with immediate effect, by the following directors: Mr CÉSAR DE LA MORA ARMADA, Mr ANTONIO GARAY MORENÉS and Mr ANTONIO Mª DE ORIOL Y DIAZ-BUSTAMANTE.

2.- To appoint the independent directors Messrs JUAN LUIS ARREGUI CIARSOLO and VICTOR DE URRUTIA VALLEJO as vice presidents of the company.

3.- To appoint the independent directors Messrs JULIO DE MIGUEL AYNAT –as secretary- and SEBASTIAN BATTANER ARIAS as members of the Audit and Compliance Committee.

4.- To appoint Mr JULIAN MARTINEZ-SIMANCAS SANCHEZ as deputy secretary of the Board of Directors of the company.

- At its meeting on 7 June 2006 the Board of Directors unanimously adopted the following resolutions:

1.- To accept the resignation from his post of director and member of the executive committee of proprietary director Mr JESÚS MARÍA CADENATO MATÍA with immediate effect.

2.- To appoint as members of the board of directors, by co-option and subject to approval or ratification at the first general shareholders' meeting to be held, the individual shareholders Ms INÉS MACHO STADLER, Mr BRAULIO MEDEL CÁMARA and Mr JOSÉ CARLOS PLA ROYO, who, once their acceptance has been minuted in the manner envisaged in article 142 of the company regulations, shall be classified as "independent directors", in the case of the first two, and "proprietary director" in the case of the latter, who is proposed by BBVA, a shareholder in "Iberdrola, S.A.".

3.- To appoint Mr JOSÉ CARLOS PLA ROYO to the executive committee once his acceptance of being classed a "proprietary director" has been minuted.

XII -7. Modifications to the Articles of association

The resolutions of the General Shareholders' Meeting of 30 March 2006 include those transcribed below:

RESOLUTIONS CONCERNING POINT THREE
(Point three on the Agenda)

- Modification of specific articles of the articles of association and the regulations of the general shareholders' meeting:

  a) Modification of article 19 of the articles of association and article 8 of the regulations of the general shareholders' meeting, in order to adapt the drafting of each to the provisions of the first final provision of Law 19/2005, 14 November 2005, on European joint-stock companies domiciled in Spain, as regards the extension of the deadline for publication of the announcement of a general shareholders' meeting and the right of shareholders to request the publication of a supplement to the announcement including new points on the agenda.

  b) Modification of article 22 of the articles of association and article 10 of the regulations of the general shareholders' meeting in order to eliminate the requirement concerning the minimum number of shares required in order to be entitled to attend the general shareholders' meeting.

The General Shareholders' Meeting, at the proposal of the Board of Directors, adopted the following resolutions:

a) To approve the new text of article 19 of the articles of association, and article 8 of the regulations of the general shareholders' meeting, in order to adapt them both to the provisions of the final first provision of Law 19/2005, 14 November 2005, under the terms described below:

Articles of Association

"Article 19. Calling the General Shareholders' Meeting

1. *The general shareholders' meeting must be formally called by the board of directors by means of an announcement published in the official gazette of the register of companies (*Boletín Oficial del Registro Mercantil*) and in one of the newspapers with the broadest circulation in Vizcaya at least* ***one month*** *before the date set for it to be held, except in those cases where the Law establishes a different period of advanced notice, in which case, this latter is to be followed.*

2. *The Board of Directors shall be obliged to call a General Shareholders' Meeting in the following cases:*

   a) *In the circumstances envisaged in the first section of the eighteenth article of the articles of association.*

   b) *If shareholders holding or representing the percentage of the company's share capital stated in the Law ask for a meeting in writing, indicating in their request the matters they wish to be discussed. In this case, the Board of Directors shall call General Shareholders' Meeting within thirty (30) days of being notified by a notary of the requirement to do so. The Board of Directors shall draw up the Agenda, and shall be obliged to include on it those matters that were stated in the request for a meeting.*

   c) *When a takeover bid is made for the shares issued by the company, in order to inform the General Shareholders' Meeting about the takeover bid and discuss and decide on the subjects put before the meeting for its consideration. Any shareholder owning voting shares representing at least one per cent (1%) of the company's share capital shall be entitled to request the inclusion of matters on the Agenda of the General Shareholders' Meeting that must be called for this purpose.*

3. *The announcement must contain all the notices required by the Law, depending on the circumstances, and at all events, must state the date, time and place of the first session of the meeting and all the matters that are to be discussed. It may also state the date on which the second session of the meeting will be held, if applicable.*

4. *Shareholders representing at least five per cent (5%) of the company's share capital may request that a supplement to the announcement of the General Shareholders' Meeting be published with the addition of one or more points to the Agenda. This right may only be exercised if notice is received at the company's registered offices by reliable means not more than five (5) days after the publication of the announcement of the meeting. The supplementary notice must be published not less than fifteen (15) days before the date set for the meeting.*

5. *The General Shareholders' Meeting may not discuss nor decide upon matters that are not on the Agenda."*

Regulations of the General Shareholders' Meeting.

"Article 8. Calling the General Shareholders' Meeting

1. *In accordance with the provisions of the Articles of Association, the General Shareholders' Meeting must be formally called by the board of directors by means of an announcement published in the official gazette of the register of companies (*Boletín Oficial del Registro

Mercantil*) and in one of the newspapers with the broadest circulation in Vizcaya at least* ***one month*** *before the date set for it to be held, except in those cases where the Law establishes a different period of advanced notice, in which case, this latter is to be followed.*

2. *The Board of Directors shall be obliged to call a General Shareholders' Meeting in the following cases:*

   a) *In the circumstances envisaged in section two of article six above.*

   b) *In the event that shareholders holding or representing the percentage of the company's share capital stated in the Law ask for a meeting in writing, stating in their request the matters they wish to address. In this case, the Board of Directors shall call General Shareholders' Meeting within thirty (30) days of being notified by a notary of the requirement to do so. The Board of Directors shall draw up the Agenda, and shall be obliged to include on it those matters that were stated in the request for a meeting.*

   c) *When a takeover bid is made for the shares issued by the company, in order to inform the General Shareholders' Meeting about the takeover bid and discuss and decide on the subjects put before them for their consideration. Any shareholder owning voting shares representing at least one per cent (1%) of the company's share capital shall be entitled to request the inclusion of matters on the Agenda of the General Shareholders' Meeting that must be called for this purpose.*

3. *The announcement calling the meeting must contain all the notices required by the Law, depending on the circumstances, and at all events, must state the date, time and place of the first session of the meeting and all the matters that are to be discussed. It may also state the date on which the second session of the meeting will be held, if applicable.*

4. *The company shall send a copy of the announcement of the meeting to the National Securities Market Commission (CNMV). The text of the announcement will also be accessible on the company's website.*

5. *As of the date on which the announcement of the calling of the meeting is published, all the information considered to be of use to shareholders to facilitate their attendance at the meeting and participation in it will be posted on the company's website. This will include at least the following:*

   a) *Documents relating to the General Shareholders' Meeting that are required by law, with information about the Agenda, proposals made by the Board of Directors, and any relevant information shareholders may need in order to cast their votes.*

b) The channels of communication between the company and its shareholders, and in particular, the explanations shareholders need in order to exercise their right to obtain information, indicating the postal and e-mail addresses they may use to do so.

c) The means and procedures for granting representation at the General Shareholders' Meeting.

d) The means and procedures enabling remote voting, including, where applicable, the means to prove attendance and voting at the general shareholders' meeting by telematic means.

6. *Shareholders representing at least five per cent (5%) of the company's share capital may request that a supplement to the announcement of the General Shareholders' Meeting be published including one or more points on the Agenda. This right may only be exercised if notice is received at the company's registered offices by reliable means not more than five (5) days after the publication of the announcement of the meeting. The supplementary notice must be published not less than fifteen (15) days before the date set for the meeting.*

7. *The Board of Directors may require that a notary be present at the General Shareholders' Meeting and take the minutes of the meeting. It must do so when the circumstances envisaged in the Law apply."*

b) Modification of article 22 of the Articles of Association and article 10 of the Regulations of the General Shareholders' Meeting in order to eliminate the requirement concerning the minimum number of shares required in order to be entitled to attend the general shareholders' meeting.

<u>Articles of Association</u>

"Article 22. Right to attend

1. *All holders of voting shares may attend the General Shareholders' Meeting, take part in its deliberations, speak and vote.*

2. *In order to exercise their right to attend the meeting, shareholders must have their shares registered in their name in the corresponding book entry register at least five (5) days before the date of the General Shareholders' Meeting. Proof of this fact must be given by the relevant attendance card or certificate of validity issued by the institution or institutions responsible for maintaining the book entry register, or in any other form accepted by the legislation in force.*

3. *The members of the Board of Directors must attend General Shareholders' Meetings. Managers, technical staff and others who have an interest in the proper functioning of the company's business may be authorised by the Board of Directors to attend the General Shareholders' Meeting. The non-attendance of any of the foregoing shall not affect the validity of the General Shareholders' Meeting.*

4. *The chairman may allow the press, financial analysts and any other people he sees fit, access to the General Shareholders' Meeting. However, the General Shareholders' Meeting may revoke this authorisation.*

Regulations of the General Shareholders' Meeting.

"Article 10. Right to attend

1. *All holders of voting shares may attend the General Shareholders' Meeting, take part in its deliberations, speak and vote.*

2. *In order to exercise their right to attend the meeting, shareholders must have their shares registered in their name in the corresponding book entry register at least five (5) days before the date of the General Shareholders' Meeting. Proof of this fact must be given by the relevant attendance card or certificate of validity issued by the institution or institutions responsible for maintaining the book entry register, or in any other form accepted by the legislation in force."*

XII - 9. Changes in the institutional regulations governing the sector with a material effect on the Company or Group's economic or financial position

The following legislation was published prior to 30 June 2006 which could have a significant impact on the electricity and gas sectors:

ELECTRICITY SECTOR

- ROYAL DECREE-LAW 3/2006, 24 February 2006, modifying the mechanism for matching offers for sale and purchase of energy submitted simultaneously to the daily and intraday production market by electricity sector entities belonging to the same business group.
- Correction of errors in Royal-Decree Law 3/2006, 24 February 2006.

  The current provision treats as bilateral physical contracts, prior to the programme resulting from matching in the daily market (before the error was corrected this indicated those "being prior to matching on the daily market") those quantities of energy that coincide with the sale and purchase presented and matched by the aforementioned subjects, such that only these subjects might participate in the programme resulting from matching with the net position of the group to which the belong (before the correction this was "can only participate in matching the net position").

  Pursuant to this law, only offers for sale under the ordinary regime and offers to buy made by distributors will be included. As regards the settlement of activities regulated by the CNE in 2006, the provisional price applicable to distributors for buying energy under this assimilation mechanism was 42.35 €/MWh.

  Also, due to the internalisation of the value of greenhouse gas emission rights in the formation of prices in the wholesale electricity market, this Royal Decree reduces the payment to affected generating units by an equivalent amount. Moreover, the large tariff deficit produced in the period from 2006 makes it advisable to discount the value of emissions rights for the purposes of determining the size of this deficit.

- ROYAL DECREE-LAW 4/2006, 24 February 2006, modifying the functions of the CNE.

  This Royal Decree-Law modifies the functions of the CNE, amending the text of the eleventh additional provision of Law 34/1998, 7 October 1998, on the Hydrocarbons sector, to correct what was seen as a double inadequacy.

  Thus, it expands the fourteenth function of the CNE in terms of an expansion of the range of purchases that require its authorisation: "purchase of shareholdings by companies with activities that are considered regulated or activities which are subject to administrative intervention implying a special relationship of control" (nuclear power stations, coal-fired power stations, activities affecting the electricity systems on the islands and elsewhere outside mainland Spain, gas storage or transport involving international gas pipelines terminating in or travelling through Spain). This same authorisation will be required when the assets required for such activities are bought directly.

  Moreover, as regards the refusal of this authorisation, due to the existence of significant risks, a clause has been added on the "protection of the general interest in the energy sector and, in particular, the guarantee of an adequate maintenance of the goals of policy in the sector, with particular application to assets considered to be of a strategic nature."

- ORDER ITC/913/2006, 30 March 2006, approving the method of calculating the cost of each of the fuels used and the procedure for despatch and settlement of energy in the electricity systems on the islands and elsewhere outside mainland Spain.

  Summarised together with the following order.

- ORDER ITC/914/2006, 30 March 2006, establishing the method for the calculation of the remuneration for guaranteed power generation for facilities generating electricity under the ordinary regime for electrical systems on the islands and elsewhere outside mainland Spain.

  These two orders implement RD 1747/2003 regulating the electricity system outside mainland Spain. As they implement the Royal Decree they in no way modify its content. Therefore the characteristics of the system of payment for activities, their development and basic operations are:

  - Regulated payments of costs of investment under the power guarantee heading
  - Right of facilities envisaged in the plans to charge for the power guarantee
  - Despatch at standard costs
  - Interim payments of distributors and marketers at the market price on the peninsula
  - The CNE makes final settlement of remuneration regulated by these ministerial orders.

  The ministerial orders enable the provisional 2001-2005 cycle to be closed, fundamentally based on accounting costs, and laying the foundations for future standards-based remuneration. All the foregoing relates to electricity generation and does not go into the valuation of transport and distribution activities.

  The despatch and settlement methodology enables the grid operator, REE, to start performing the functions given to it in the Royal Decree and settle the price of energy sold as of the time of its publication.

- RESOLUTION of 17 March 2006 from the General Secretariat for Energy, approving Operating Procedures 4.1 "Resolution of congestion on the France-Spain interconnection" and 3.1 "Generation scheduling" in order to adapt them to Order ITC/4112/2005, 30 December 2005.

  For this provision procedure P.O. 4.1 was approved, implementing the process to resolve the congestion on the France-Spain interconnection by means of a system of explicit coordinated auctions (Phase I) established in annex I or Order ITC/4112/2005, 30 December 2005, which

established the regime applicable to the intracommunity and international exchange of electrical power.

Moreover, Red Eléctrica de España, S. A. is empowered to take part in the explicit capacity auctions on the France-Spain interconnection in order to buy the exchange capacity necessary to perform the contracts of electricity supply between EDF and REE, referred to in the ninth transitional provision of Law 54/1997.

The resolution also approves P.O.3.1, establishing the daily scheduling process for generation from the matching of buy and sell orders for electricity arising from the day and intraday markets and notification of execution of bilateral contracts for physical delivery, so as to guarantee that demand is met and the system is secure.

- RESOLUTION of 16 February 2006 by the National Energy Commission establishing the lists of main and dominant operators in the energy sector for the purposes of the provisions of article 34 and the third additional provision of Royal Decree-Law 6/2000, 23 June 2000.

  This Resolution also affects the gas sector, hence it is not mentioned in the corresponding section of this report.

  The list of main operators considers the structure of the groups of companies existing at the time it was drawn up. The list is shown below, together with that of the previous year, so changes can be observed:

	Main operators in the electricity sector	
	2005	2006
1	Grupo Endesa	Grupo Endesa
2	Grupo Iberdrola	Grupo Iberdrola
3	Grupo Unión Fenosa	Grupo Unión Fenosa
4	Grupo Hidrocantábrico	Grupo Hidrocantábrico
5	Grupo Red Eléctrica	Viesgo Generación, S.L.
	Main operators in the gaseous hydrocarbons sector	
	2005	**2006**
1	Grupo Repsol YPF-Gas Natu	Grupo Repsol YPF-Gas Natural
2	Grupo Enagas	Grupo Iberdrola
3	Grupo Hidrocantábrico-Natur	Grupo BP España
4	Grupo Iberdrola	Grupo Hidrocantábrico-Naturgas
5	Grupo BP España	Grupo Endesa

- ROYAL DECREE 470/2006, 21 April 2006, modifying the percentage of the electricity tariff considered under the nuclear moratorium to be a cost with a specific allocated purpose.

  The cost with a specific allocated purpose under the nuclear moratorium is set at 0.33 per cent of the electricity tariff.

- ROYAL DECREE-LAW 7/2006, 23 June 2006, on the adoption of urgent measures in the energy sector.

  The measures envisaged for the electricity sector are:

  - Elimination of the CTCs as they are felt to be ineffective and unnecessary today. Their elimination allows the contributions envisaged for this item up until 2010 to be reinvested to benefit consumers. CTCs are considered inefficient as they distort prices and they were calculated based on hypotheses that are currently out-of-date. They are considered unnecessary because their degree of depreciation, as recently attested by the CNE, is very high.

- A system of incentives is established for the use of domestically produced coal, under which, for reasons of security of supply, the government is empowered to set up a system of premiums up to a maximum limit of 10€/MWh. This system defines the mechanism whereby these premiums are modified depending on how prices in the electricity generating market evolve.
- In line with the EU's directives, energy efficiency is being bolstered through cogeneration, using a series of measures such as eliminating the need for cogenerators to use their own electricity by paying a premium on all the electricity produced rather than only on the surplus, thereby eliminating the asymmetry that existed previously.
- Updating the system of premiums set out in the Law by establishing the possibility that all plants will be paid a supplement in the form of a premium over the market price.
- Eliminating the remuneration band for renewable energy facilities of between 80% and 90% of the average reference tariff, as in some cases it prevents compensation from being sufficient for various technologies to be developed.
- Eliminating the limits imposed on the tariff methodology when the average or reference tariff is revised (currently stipulated at a maximum of 1.4% plus an additional 0.6% for deviations).
- Decouple the changes in premiums and prices of facilities operating under the special regime from the most recent increase in the average or reference electricity tariff envisaged for July.
- In order to have a mechanism with which to enable the alternative of bilateral contracting by specific groups of consumers, the medium and long-term contracting period resulting from virtual auctions, which currently has an upper limit of twelve months, is extended.

The measure envisaged for the gas sector is to give equal treatment to all operators storing gas. In order to ensure stability of supply, a provision has been added that guarantees this equality. Specifically, the generally applicable chronological criterion is replaced by a system of distribution based on objective and transparent criteria, and in particular, the previous year's percentage of sales. This provision will allow the use of capacity assignment mechanisms that are better suited to the current needs of the system, allowing optimisation of the existing infrastructure and avoiding monopolistic situations.

- ROYAL DECREE 777/2006, 23 June 2006, modifying Royal Decree 1866/2004, 6 September 2004, approving the national emission rights allocation plan for 2005-2007.

The reform of the national emission rights allocation plan (PNA) centres on modifying the table in point 3 of the plan that sets out the allocation to the various sectors of industry. Thus:

1. The volumes of rights and the categories of activities are adapted to the expanded scope of Law 1/2005, following the modifications made by Royal Decree-Law 5/2005, 11 March 2005.
2. The volume reserved for new entrants is unified.
3. The upper limits on allocations to each sector are increased, with the corresponding reduction in the volume reserved, in those sectors in which facilities are included with respect to which replacement resources have been considered.

- ROYAL DECREE 774/2006, 23 June 206, modifying the regulations on special taxes approved by Royal Decree 1165/1995, 7 July 1995.

Law 22/2005, 18 November 2005, transposing into Spanish law various community directives on the taxation of energy products and electricity, and on the tax system applicable to parent companies and subsidiaries in different member states, and regulating the tax system applicable to cross-border contributions to pension funds within the European Union, made modifications to Law 38/1992, 28 December 1992, on special taxes, which in turn required the adaptation of the precepts of the regulation on special taxes, approved by Royal Decree 1165/1995, 7 July 1995.

- ROYAL DECREE 809/2006, 23 June 2006, revising the electricity tariff as of 1 July 2006.

  This Royal Decree establishes the average increase in the average or reference tariff for the sale of electricity after 1 July 2006, setting the increase at 1.38% more than that coming into force on 1 January 2006, and applying it to the tariff structure in force, as the result of increasing the costs in the amount corresponding to the annual payment needed to recoup linearly the net annual value over 14 and a half years the deficit in income in the settlement of regulated activities generated between 1 January 2005 and 31 December 2005, which total 3,810,520 thousand euros.

  The value of the average or reference tariff is set at 7.7644 €/kWh.

  The tariffs for the sale of electricity applied by distributors increase on average overall by 2.07% and the tariffs for access to transport and distribution grids remain unchanged.

- ORDER ITC/2129/2006, 30 June 2006, regulating forward contracts on electricity by distributors in the second half of 2006.

  This order sets out to establish, for the transitional period of the second half of 2006, the obligations of distributors to contract for electricity in the forward market managed by OMIP-OMIClear.

Other provisions of lesser interest are:

- Resolution of 8 February 2006, approving rules for the registration, valuation and notification of greenhouse gas emission rights.

  This resolution implements aspects relating to the accounting treatment of emission rights covered by Law 1/2005, 9 March 2005, regulating the regime for the trading of greenhouse gas emission rights and is also set within the framework of the implementation of the national chart of accounts, approved by Royal Decree 1643/1990, 20 December 1990.

- RESOLUTION of 7 April 2006, by the General Secretariat for Energy, approving operating procedures 8.1 "Definition of grids operated and monitored by the system operator" and 8.2 "Operation of the production and transport system."

  Two operating procedures are approved in this resolution. In 8.1 the grid which the OS is responsible for operating is defined, as are the installations of other grids whose structural details and real time functional variables need to be known in order to guarantee the security and reliability of the operation of the system.

  P.O. 8.2 establishes the basic criteria that will govern the OS's actions in relation to the operation of the system of production and transport for which it is responsible for providing the technical management. It therefore deals with the obligations and actions of all subjects to which this procedure applies.

- RESOLUTION of 28 April 2006, by the General Secretariat for Energy, approving a set of technical and instrumental procedures required for the adequate technical management of the electricity systems on the islands and elsewhere outside mainland Spain.

- RESOLUTION of 11 may 2006, by the General Secretariat for Energy, modifying certain rules of operation of the energy production market.

  In this provision modifications were published to the text of the rules of functioning of the market for the production of electricity so as to include appropriately the content of annex II of RD 1454/05, 2 December 2005, which modified certain provisions relating to the electricity sector, and the content of Instruction 1/2006 describing the procedure for application of the first paragraph of article 4 section 3 of Order ITC/4112/2005, establishing the regime applicable to intracommunity and international exchanges of electricity.

- RESOLUTION of 18 May 2006 by the General Secretariat for Energy, modifying the resolution of 17 March 2006 approving Operating Procedures 4.1 "Resolution of congestion on the France-Spain interconnection" and 3.1 "Generation scheduling" in order to adapt them to Order ITC/4112/2005, 30 December 2005.

  Bearing in mind the agreement reached with the French energy regulating commission (CRE) regarding the rules for assigning capacity for the France-Spain interconnection (IFE rules), which envisage the implementation on 1 June of a coordinated system of explicit annual, monthly, daily and intraday auctions, this resolution modifies that of 17 March in order to proceed with the application of the coordinated auctions in June.

- RESOLUTION of 24 May 2006, by the General Secretariat for Energy, approving rules of operation of the daily and intraday energy production market.

  This resolution includes the rules in a single text in order to systematise them better and reduce their complexity, given the successive modifications they have undergone in the past.

- RESOLUTION of 7 April 2006, by the CNE, modifying the resolution of 26 February 2004, establishing the application of the procedure for the presentation of the self-assessed settlement and the conditions for payment of the fees established in the twelfth additional provision, 2nd and 3rd paragraph, of Law 34/1998, 7 October 1998, in relation to the electricity and gaseous hydrocarbons sector.

- ORDER ITC/1652/2006, 20 April 2006, declaring the definitive cessation of operation of the José Cabrera Nuclear Power station (Guadalajara) and establishing the conditions under which activities at the plant are to take place until its decommissioning is authorised.

- ORDER EHA/1094/2006, of 6 April 2006, implementing the specialities applicable to official secondary markets for derivative financial instruments on energy.

  In accordance with the Final Provision of Royal Decree 1814/1991, 20 December 1991, the aim of this order is to regulate the specialities that, with respect to the rules established in a general way for official secondary markets for financial futures and options, will be applicable to official secondary markets for financial futures and options on energy.

GAS SECTOR

- RESOLUTION of 13 March 2006, by the Directorate-General for Energy Policy and Mines, establishing the detailed protocol for the rules for the technical management of the gas system.

  This resolution published the following detailed protocols relating to the technical management of the gas system:

  PD-01. Measurement.
  PD-02. Procedures for distribution.
  PD-03. Forecasting demand.
  PD-04. Communication mechanisms.
  PD-05. Procedure for determining the energy unloaded by methane ships.
  PD-06. Operating rules for the activities involved in unloading methane ships.

- RESOLUTION of 29 March 2006 by the Directorate-General for Energy Policy and Mines, publishing the new maximum prices for the sale of natural gas for use as a raw material.

- RESOLUTION of 26 April 2006 by the Directorate-General for Energy Policy and Mines, publishing the new maximum prices for the sale of natural gas for use as a raw material.

- RESOLUTION of 29 May 2006 by the Directorate-General for Energy Policy and Mines, publishing the new maximum prices for the sale of natural gas for use as a raw material.

- ROYAL DECREE-LAW 7/2006, 23 June 2006, on the adoption of urgent measures in the energy sector.

  This provision was discussed in the section on the electricity sector.

- RESOLUTION of 26 June 2006 by the Directorate-General for Energy Policy and Mines, publishing the new maximum prices for the sale of natural gas for use as a raw material.

XII – 14. Other significant events

On 9 January 2006, the National Securities Market Commission (CNMV) was notified of the following significant event:

> *"We are pleased to inform you that IBERDROLA has purchased from Naturener 100% of its subsidiary Naturener Eólica, which has 280 megawatts (MW) power generating capacity at an advanced state of implementation in the autonomous regions of Castilla-La Mancha, Andalusia and Castilla-León"...*

On 9 January 2006, the National Securities Market Commission was sent the following notification:

> *"The company sends a note on Iberdrola Portugal's position regarding EDP, Galp and the reorganisation of the Portuguese electricity sector."*

On 18 January 2006, the National Securities Market Commission was sent the following notification:

> *Iberdrola and Gamesa, through the consortium Nuevas Energías Ibéricas, in which the Portuguese companies Visabeira, Alberto Mesquita, MECI and Galucho are also present, have today submitted plans in Lisbon for the construction of five wind turbine generating system manufacturing plants, involving a considerable investment.*

On 27 January 2006, the National Securities Market Commission was sent the following notification:

> *"Iberdrola wishes to inform you that the profit and loss figures for the 2005 financial year (unaudited) will be submitted to the National Securities Market Commission and the stock exchange governing bodies on Thursday 9th February 2006 before the markets open (9.00 a.m. Madrid time).*
>
> *A presentation will be held on the same day in Madrid."*

On 1 February 2006, the National Securities Market Commission was sent the following notification:

"We are please to inform you that, in compliance with the resolution of the Board of Directors, IBERDROLA will be offering its employees, for the second consecutive year, the possibility of receiving part of their variable remuneration in the form of shares. These shares will be distributed in March 2006." ...

On 3 February 2006, the National Securities Market Commission (CNMV) was notified of the following significant event:

"Resolution of the Council of Ministers whereby, in accordance with the provisions of letter b) of article 17 of Law 16/1989, 17 July 1989, on the defence of competition, it has been decided to subordinate observance of the conditions of approval of the economic concentration operation consisting of the exclusive takeover of control of Endesa, S.A. by Gas Natural SDG, S.A."

On 3 February 2006, the National Securities Market Commission was sent the following notification:

Iberdrola sends a press release concerning the government's decision on Gas Natural's takeover bid for Endesa.

On 6 February 2006, the National Securities Market Commission was sent the following notification:

The company announces that the presentation of the profit and loss figures for the 2005 financial year will be put back half an hour: 9/02/06 at 9.30 a.m.

On 9 February 2006, the National Securities Market Commission (CNMV) was notified of the following significant event:

The company reports on its second half 2005 earnings.

On 9 February 2006, the National Securities Market Commission was sent the following notification:

The company sends herewith a presentation on its second half 2005 earnings.

On 22 February 2006, the National Securities Market Commission (CNMV) was notified of the following significant event:

"We are please to inform you that the board of directors of IBERDROLA has today unanimously passed the following resolutions:

I. To formulate the annual accounts, management report and proposed distribution of profits, and the consolidated annual accounts and management report, all referring to the 2005 financial year.

II. To call a general shareholders' meeting to be held on 29 and 30 of March, first and second sessions, respectively, with the following agenda..."

On 23 February 2006, the National Securities Market Commission (CNMV) was notified of the following significant event:

The company sends herewith its Annual Report on Corporate Governance for 2005.

On 24 February 2006, the National Securities Market Commission (CNMV) was notified of the following significant event:

"Further to our notification of 22 inst., please find enclosed copies of the documents relating to the annual shareholders' meeting (hardcopy and scanned on a CD), which are made available to shareholders as of 24 February on its web site and at its registered office, as indicated in the

announcement of the calling of the meeting. The Commission has already received the Report on Corporate Governance." ...

On 28 February 2006, the National Securities Market Commission (CNMV) was notified of the following significant event:

> *"We send you herewith the corrected text of the resolution concerning point nine on the agenda of the general shareholders' meeting which replaces that send on 23 February." ...*

On 2 March 2006, the National Securities Market Commission was sent the following notification:

> *"We are pleased to inform you that on Friday 24 February IBERDROLA, through the consortium Nuevas Energías Ibéricas (NEI), in which Gamesa and the Portuguese companies Visabeira, Alberto Mesquita, MECI and Galucho, are also taking part, submitted its candidacy for the distribution of wind generating capacity in Portugal, called by the Portuguese government in 2005." ...*

On 7 March 2006, the National Securities Market Commission (CNMV) was notified of the following significant event:

> *Unicaja has notified the company that it has increased its stake in Iberdrola to 1.5% of its share capital.*

On 10 March 2006, the National Securities Market Commission was sent the following notification:

> *"Following on from our notification on 1 February, we are pleased to inform you that next week IBERDROLA will proceed to distribute shares in the company to its employees as part of their variable remuneration." ...*

On 30 March 2006, the National Securities Market Commission (CNMV) was notified of the following significant event:

> *"We are pleased to inform you that the ordinary general shareholders' meeting held on 18 March passed, with votes in favour of more than two-thirds of the capital present and represented, all of the resolutions included on the Agenda, of which you were notified on 23 February, the corresponding documents (made available to the shareholders) having been sent to you on 23 of that month." ...*

On 5 April 2006, the National Securities Market Commission was sent the following notification:

> *The company sends herewith a press release on the Renewable Energy conference held in Toledo.*

On 17 April 2006, the National Securities Market Commission was sent the following notification:

> *The company submits herewith its energy balance for the first quarter of 2006.*

On 17 April 2006, the National Securities Market Commission was sent the following notification:

> *The company hereby reports on its first quarter 2006 earnings.*

On 27 April 2006, the National Securities Market Commission (CNMV) was notified of the following significant event:

> *The company hereby reports on its first quarter 2006 earnings.*

On 27 April 2006, the National Securities Market Commission (CNMV) was notified of the following significant event:

The company hereby gives notice that Iberdrola Portugal has increased its stake in EDP (Energías de Portugal) from 5.7% to 9.5% of the company's share capital.

On 27 April 2006, the National Securities Market Commission (CNMV) was notified of the following significant event:

The company hereby expands upon the information given on the increase in its stake in the share capital of EDP –Energías de Portugal.

On 27 April 2006, the National Securities Market Commission was sent the following notification:
The company sends herewith its presentation on its first quarter 2006 earnings.

On 2 May 2006, the National Securities Market Commission (CNMV) was notified of the following significant event:

Iberdrola has entered the US wind energy market with the signing of a contract for the purchase of 100% of the company Community Energy Inc. (CEI), headquartered in Wayne (Pennsylvania). Iberdrola has also signed a framework agreement with Bayannaoer town council, northern China, to study the siting of at least 1,000 MW of wind generating capacity.

On 16 May 2006, the National Securities Market Commission was sent the following notification:

On 16 May 2006, the National Securities Market Commission was sent the following notification:

The company sends herewith a press release on the selection of candidates for 500 jobs with the Consorcio Novas Energias Ibericas (NEI) in the Portuguese regions of Beira Interior and Valle del Sousa. The NEI consortium is led by Iberdrola and Gamesa, and it also includes the Portuguese companies Visabeira, Alberto Mesquita, MECI and Galucho.

On 1 June 2006, the National Securities Market Commission was sent the following notification:

"We are pleased to inform you that Iberdrola intends to offer its shareholders a dividend reinvestment programme, whereby shareholders voluntarily joining this programme will be able to reinvest their dividends in the Company's shares..."

On 28 June 2006, the National Securities Market Commission was sent the following notification:

The company hereby gives notice that on 3 July 2006 it will pay out the supplementary dividend from the 2005 financial year of 0.51810171 gross per share.

IBERDROLA

Note from Iberdrola SA

Iberdrola SA is aware of the information disseminated by the CNMV relating to the purchase by ACS Group of 6.3% of the share capital of Iberdrola SA, an operation which it considers positive as it brings in a new shareholder with a long term perspective.

Madrid, 27th September, 2006

Stamp of Iberdrola


Comisión Nacional
del Mercado de Valores



The General Direction of Markets and Investors makes the following motivated proposal to lift a trading suspension, to the Chairman of the *Comisión Nacional del Mercado de Valores* [National Securities Market Commission] who, on the basis of powers delegated to him by the Board of the National Commission on 29th June 2006, determines:

"To lift as of 11.45h on the date hereof the precautionary suspension of trading of securities of IBERDROLA SA on the following markets:

- On Stock Markets and the *Sistema de Conexión Bursátil* [Automated Trading System], of shares and other securities that may offer subscription or acquisition rights.
- En MEFF RENTA VARIABLE, S.A. of contracts in these securities.
- In AIFF, Mercado de Renta Fija, S.A., of Issues of Fixed Return and Preferential Shares,

Due to sufficient information having been made available to the public, to the Stock Market Governing Bodies and the CNMV about the circumstances that were the motive for the suspension.

Madrid, 27th September 2006

The Director General	The Chairman
Angel Benito Benito	Manuel Conthe Gutierrez

ACS, Actividades de Construcción y Servicios, S.A.

Madrid, 27th September 2006

Sirs,

Pursuant to the provisions of Article 82 of Law 24/1988 of 24th July regulating the Stock Exchange and ancillary provisions, I bring the following event to your attention.

ACS Group has acquired a shareholding of 6.31% in Iberdrola at 37 euros per share for a total amount of 2,105,896,884 million euros, of which 1.8% has been acquired through a derivative contract. This purchase has been made using a bridging loan granted by BBVA to be refinanced without resorting to shareholders, i.e. without affecting in part or in full any assets of ACS. We consider that this investment has no relevant impact on the consolidated results of the Group.

ACS Group has not undertaken any obligation to acquire further shares at the same price conditions and will decide freely how to act in the market taking into account the circumstances, while communicating any action according to current regulation.

With this shareholding, ACS Group reaffirms its investment in the energy sector, which had already started with a shareholding in Union Fenosa without ACS Group taking any decision to promote the merger between Union Fenosa and Iberdrola.

This financial stake is stable, is made in a company that is a leader in the energy sector, with a management that is led by a Chairman with reputed qualities, and has been performed with the knowledge of Iberdrola.

ACS expressly declares that it has no agreement, contract or understanding with any of the shareholders of Iberdrola, that it has no member on the Board of Directors of this company and that it has no intention to propose the nomination of one.

Faithfully

José Luis del Valle Pérez
Director and Secretary General


Comisión Nacional
del Mercado de Valores


RECEIVED

The General Direction of Markets and Investors makes the following motivated trading suspension proposal to the Chairman of the *Comisión Nacional del Mercado de Valores* [National Securities Market Commission] who, on the basis of powers granted to him by the Board of the National Commission on 29th June 2006, determines:

"To suspend as a precautionary measure with immediate effect, under Article 3 of Law 24/1988 of 28th July of the Securities Market, trading of securities of IBERDROLA SA on the following markets:

- On Stock Markets and the *Sistema de Conexión Bursátil* [Automated Trading System], of shares and other securities that may offer subscription or acquisition rights.
- En MEFF RENTA VARIABLE, S.A. of contracts in these securities.
- In AIFF, Mercado de Renta Fija, S.A., of Issues of Fixed Return and Preferential Shares,

while relevant information is transmitted relating to the acquisition of a significant shareholding in the Company by the entity ACS, ACTIVIDADES DE CONSTRUCCION Y SERVICIOS S.A."

Madrid, 27th September 2006

The Director General	The Chairman
Angel Benito Benito	Manuel Conthe Gutierrez

ACS, Actividades de Construcción y Servicios, S.A.

Madrid 28th September 2006

Dear Sirs,

For the effects foreseen in article 82 of ACT 24/1988 of 28th July, regulating the stock market and complementary dispositions, I should advise you of the following subsequent to the Relevant Fact of yesterday:

The ACS group has increased its share capital in Iberdrola, reaching an amount of 10.00% of the share capital of the latter company, at a price of slightly less than 37 euros per share, which supposes a total investment of 3,335.7 million euros. Of this share, 2.11% has been acquired through derivative contracts. This purchase will be financed with bridging loans granted by BBVA and Caja Madrid, to be re-financed without recourse to the shareholder, i.e. without affecting either wholly or partially other activities of ACS.

In all other matters we would refer to the Relevant Fact, sent yesterday, of which this letter is a continuation.

Yours Faithfully

Jose Luis del Valle Perez
Company Secretary

03/10/2006

GAMESA AND IBERDROLA SIGN A CONTRACT FOR THE SUPPLY OF 2,700 MW ON WIND TURBINES AND, ADDITIONALLY, AN AGREEMENT FOR THE DEVELOPMENT IN THE UNITED STATES OF 1,000 MW ON WIND FARMS

- The sale of wind turbines reaches to over 2,300 million euros and represents the biggest wind power transaction in the history of GAMESA.

- The agreement consolidates the international development of GAMESA and its focusing on leading clients in the utility sector.

Madrid, October 3rd, 2006. The Board of Directors of Gamesa Corporación Tecnológica has approved today a historic contract between GAMESA and IBERDROLA which represents the biggest sale of wind turbines in the history of GAMESA. This contract has also been completed with the signature of a sale agreement of 1,000 MW on wind farms in the United States to the utility.

The wind turbines sale contract, that will be developed between 2007-2009, reaches a price over 2,300 million euros, will supply a total power of 2,700 MW and represents the biggest sale of wind power equipment to the date worldwide.

The development of the contract will enable the implementation of a new production system in Gamesa based in advance capacity reserve, production planned and synchronized with clients together with the implementation of a new contract of installation and maintenance. These factors are essential within Gamesa's Business Plan in order to guarantee a profitable and sustained growth of the Company.

The volume of MW signed is equivalent to 80% of the annual production capacity of Gamesa for 2008. The contract involves the sale of G5x, of 850 kW, and G8x, of 2 MW, wind turbines.

Up until 2005, Gamesa has installed more than 7,500 MW of these two product lines in 20 different countries, situated in 4 continents. The annual equivalent of that production equals the electric consume of a city like Madrid over 5 years, and has contributed to the saving of some 6.3 million tones a year equivalent in oil and the reduction of some 43.8 million tones a year of CO_2. to the atmosphere.

Likewise, the agreement for the wind farms acquisition by Iberdrola in the United States, for a total power of 1,000 MW, extends to North America the scope of the previous agreements between the two companies for the development of wind power facilities in Spain, Portugal, France, United Kingdom and Mexico.

This agreement includes, by one hand, the acquisition by Iberdrola of 500 MW of wind farms that will be installed by GAMESA before the end of 2009. Out of which, 300 MW will be firmly committed, and the rest will be subject to a preferential acquisition right. The other 500 MW are related to the acquisition of on track promotion activities.

The transaction price, which will be defined by technical and temporary variables, will be between 700 and 1,000 million USD, depending on the final figure of MW sold.

Up until the end of 2005, the agreements signed with Iberdrola have allowed Gamesa to develop more than 70 wind farms with a total power of over 1,300 MW.

With a portfolio of more than 20,000 MW in promotion, in Europe, America and Asia, and branches in more than 13 countries, GAMESA is positioned as one of the most important companies worldwide in wind farm promotion and development activities.

These agreements consolidate Gamesa as a specialized company in renewable energies, mainly in wind power, after the segregation of the aeronautical division. GAMESA is leader in Spain and it is positioned within the main wind turbines manufacturers worldwide with a 13% market share in 2005.

During 2005, the renewable energy activities took GAMESA's revenues up to 1,745 million euros with a total staff of 3,700 people.

In 2006, GAMESA has set up 7 new production facilities with a total investment of over 104 million euros: two in Spain, 4 in the United States, in Pennsylvania, and one in China, in the province of Tianjin.


IBERDROLA



October 3rd 2006

SUBJECT: **Relevant fact communication**

Dear sirs:

We are pleased to inform you that the Board of Directors of Iberdrola, celebrated today October 3rd, has approved the agreement to carry out two operations with "Gamesa Corporación Tecnológica, S.A.", described as follows:

1º.- Signing of a contract, between Iberdrola Energías Renovables, S.A. and Gamesa Energía, S.A., for the supply of wind turbines to be delivered during the period 2007-2009, representing a total capacity of 2,700 MW and amounting over 2,300 million euros, for its installation in wind farms across Spain, rest of Europe, Mexico and United Estates.

2º.- Signing of a memorandum of understanding, between Iberdrola Energías Renovables, S.A. and Gamesa Energía, S.A., in order to buy wind farms in the United Estates, with exclusive rights and that will finally be implemented during the 2007-2009 period, for a total capacity in the range of 1,000 MW, making the distinction in the agreement between two groups of wind farms:

a. Wind farms with a capacity around 500 MW, to be delivered by Gamesa on a turnkey basis before 2009. 300 MW of these will be firmly commited, while the remaining 200 MW will be subject to an acquisition right.

b. The remaining 500 MW coming from the ongoing developments.

The price of this transaction will be determined according to technical and temporal variables, being estimated between 700 and 1,100 million US dollars, depending on the number of MW finally acquired.

We communicate all this to the National Commission for the appropiate effects, keeping at your disposal for any clarification or further information you may need.

Sincerely,

IBERDROLA

4th October 2006

After successful completion of the 02-06 period, Iberdrola presents its strategy for the next three years and its projections up to 2011

IBERDROLA CONFIRMS ITS COMMITMENT TO SPAIN AND DRIVES INTERNATIONALISATION

THE STRATEGIC PLAN POSES €9,000 MILLION IN INVESTMENTS UP TO 2009

- **The company plans on guaranteeing the energy needs of our country (62% of all investments) and taking advantage of the profitable business opportunities that arise abroad (remaining 38%)**
- **IBERDROLA consolidates its venture on clean generation technologies (it will exceed 7,000 MW in renewables in 2009) and on supply quality in Spain (the SAIDI will improve by 25% with respect to 2000-05)**
- **Thanks to the new investment cycle and additional efficiency improvements, IBERDROLA will earn a net profit of €2,350 million by the end of the reference period (+€1,000 million with respect to 2005)**

IBERDROLA's Strategic Plan for the 2007-2009 period and its projections up to 2011, which were presented today by its Chairman, Ignacio Galán, confirm the company's commitment to Spain, as well as its commitment to investors, customers, employees and society in general, and they favour the process of internationalisation which began in 2002.

IBERDROLA's strategy for the upcoming financial years, which continues the path successfully presented five years ago, considers the start of a new investment cycle within which it will allocate €9,000 million (20% more than the preceding three-year period) and thus continue its venture on the basic energy business, both in our country and abroad.

In this regard, the company will invest almost €5,600 million (62% of the total) in continuing to guarantee Spain's energy needs, thereby further reinforcing its leadership in supply quality. The remainder of the planned investment (more than €3,400 million) will be used to take advantage

of profitable business opportunities that arise beyond our borders, especially in Europe and the United States.

IBERDROLA will cover part of the investment effort through the sale of non-strategic assets. The company forecasts earning €1000 million from the sale of its holdings in various companies and from the sale of real estate assets.


Investment (millions of €)
7500
9000
2004-2006
2007-2009e


Accrued Investments
International
38%
62%
Spain

It should be recalled that, with barely one quarter to go before the end of the current year, the company has fulfilled and in many cases exceeded the ambitious objectives posed in its strategy for the 2002-06 period, thereby doubling in size (+30,000 MW and +90,000 GWh) and in results (€1,382 million in 2005) thanks to €15,500 million in investments.

The main operational objectives that IBERDROLA poses in its new 2007-2009 Strategic Plan include the following:

- **DEREGULATED BUSINESS IN SPAIN:**

IBERDROLA will allocate €1,750 million to the Deregulated Business in Spain (19% of the total), which includes the generation area and the electricity and gas marketing area. The company's objective is for this division to optimise the margin, thereby taking into account the new energy environment - energy is a scarce resource and is therefore expensive - and the new regulatory environment - deregulation must continue in depth.

The company's strategy for the upcoming years in this business area is to anticipate the new scenario in Spain, which is characterised by growth in installed power through combined cycle plants (22,000 MW in 2009), greater environmental demands and new system needs.

IBERDROLA plans on ending the new reference period with the commissioning of two combined cycle units: Escombreras (800 MW) in Murcia, which has been in the trial phase since this summer, and Castellón 4, which will provide another 800 MW. With these plants, IBERDROLA will reach a managed power of 6,400 MW in Spain through combined cycle plants.

After guaranteeing coverage of demand through the new combined cycle plants that are commissioned and under construction, IBERDROLA will centre in this stage on providing reliability and flexibility to the system through investments in hydroelectric plants that are capable of covering peaks.

Likewise, and planning on the possibility that consumption increases could be greater than what is expected, the company has a broad portfolio of cycles in an advanced stage of administrative approval.

With the investments in these clean generation technologies, IBERDROLA reiterates its more than 100-year old commitment to sustainable development, which has led it to become the global leader and a pioneer in defence of the Kyoto Protocol for the fight against climate change caused by greenhouse effect gases. Along this line and during this period, the company plans on confirming its position as one of the most environmentally respectful, European electric companies.

- **REGULATED BUSINESS IN SPAIN:**

The Regulated Business in Spain (electricity and gas distribution) will receive 20% of all investments: €1,800 million. In the upcoming years, IBERDROLA would like to reinforce its current leadership in supply quality in Spain, which is evidenced by a historical SAIDI (System Average Interruption Duration Index) of 1.68 hours in 2005.

Thus, the company plans on ending 2009 with a 25% improvement with respect to the service quality recorded in the 2000-05 period.

- **RENEWABLE ENERGIES:**

Between 2007 and 2009, IBERDROLA will make an investment effort that is unprecedented in the world to grow in the renewable energies area. Specifically, this business will receive 37% of all investments (about €3,250 million) in order to reach at least 7,000 MW of installed power by the end of the period, a figure that will represent growth of 84% with respect to the end of 2005 (3810 MW).

The company plans on reaching 10,000 MW of operational renewable energy capacity in 2011, of which 7,500 MW will be located in Spain and the other 2500 MW will be based abroad.


IBERDROLA

- **LATIN AMERICA:**

The Company will continue to seek new business opportunities in Latin America, where it will invest about 1,550 million € (17% of the total) coming in a large part from the cash flow generated in the region. The Company anticipates consolidating its position as the leading private sector electricity generator in Mexico, reaching an installed power figure of 5,500 MW.

- **ENGINEERING AND NON-ENERGY:**

Although the Strategic Plan is centred on the energy business, the Company maintains its diversification into profitable activities. In this way, engineering and non-energy businesses, which will account for 7% of all investment over

the coming year and 2009 (650 million €), will continue to be a growth vector for IBERDROLA.

- *IBERDROLA Ingeniería y Construcción.* This subsidiary, which has become Spain's leading Engineering company by sales and that employs over a 1,000 professionals has a project portfolio throughout the world valued at about 1,500 million €. Its new strategic focus is based on its becoming progressively more international - in 2009, 70% of its turnover was overseas - and capturing customers from outside the IBERDROLA Group.

- *IBERDROLA Inmobiliaria.* This company, which has assets valued at about 3,000 million €, offers a wide product portfolio: first homes, holiday homes, offices, industrial buildings and shopping centres. Its target I the coming years is to repeat the successful model developed to date in Spain in those countries in which IBERDROLA becomes established.

Energy improvements continue

IBERDROLA, which has become the most efficient company of the European Electricity sector, following the improvements in the efficiency ratios per employee by 83% and by 82% in Generation since 2000, will continue to make progress in this field with further improvements of 20% in both cases up to 2009. Net operational costs are also envisaged to represent less than 28% of gross margin at that time.

As a consequence, both of the 9,000 million € to be invested and of the efficiency increases mentioned, the company foresees obtaining a net profit at the end of the period of 2,350 million €, a figure representing a 70% growth (nearly 1,000 million €) compared to the after tax result of the 2005 financial year (1,382 million €).



Net Profit (million €)
+1,000
million €
+500
million €
2,350
1.382
852
2000
2005
2009e

IBERDROLA, which will maintain a gearing ratio of less than 55% at the end of the period, will also propose an attractive retribution policy, paying out 3,000 million € dividends between 2007 and 2009 in the concept of dividends.

Commitment to society and people

On the other hand and in line with the best practices in the area of social responsibility that are required of companies nowadays, The IBERDROLA Group will destine a large part of the value that it generates throughout this period to the people and to the society in which it develops its activities.

In this sense, IBERDROLA's firm commitment to the Spanish industry will lead to the company making purchases from Spanish companies valued at about 7,600 million € - of a total of 9,500 million € in the three-year period. Similarly, the total contribution to the Exchequer of taxes will amount to 6,500 million € (35% more than that of the previous period).

It is also worth noting the contribution to be made by the Company during this period to R+D+i (Research, Development and Innovation), through the investment of over 200 million €.

IBERDROLA's commitment to employment between 2007 and 2009 will be realised by the incorporation of more than 1,000 professionals, which will give a figure at the end of the period of over 17,000 employees. The Company, which will initiate the *Campus Iberdrola,* will destine 200 million € to staff training, doubling the annual investment of the previous Plan and reaching two million hours of training in three years, an increase of 30% per employee.

IBERDROLA wishes to encourage a new culture that allows an open, dynamic, participating and dialoguing organisation to be consolidated, in which there are no rigid structures, information flows and where the value of people is the most important. In this field, initiative, creativity, innovation, anticipation and efficiency will be encouraged without forgetting the solid historical values of ethics responsibility or a sense of belonging and to professional principles, effort, capacity or team spirit.

FORECAST FOR THE 2010-2011 PERIOD

The 2007-2009 Strategic Plan presented today by Ignacio Galán also gives forecasts for the two following years, According to estimates, IBERDROLA will invest over 6,000 million € in the 2010-2011 period and will balance the destination of the investment effort to continue internationalisation.


International
Spain

In this way, 56% of investment will be made overseas against 38% over the next three years. The growth of the Company beyond our borders will come from the new generation installations in Europe, wind farms especially in the old world in America and additional plants in Mexico and Brazil.

As a consequence of this strategy, IBERDROLA's net profits, whose average growth between 2003 and 2009 will reach 14%, will continue to grow by double-figure amounts in the 2010-2011 period.

ACS, Actividades de Construcción y Servicios, S.A.

Madrid, October 6, 2006

Dear Sirs,

For the purposes established in Article 82 of the Spanish Securities Act 24/1988 of July 28, regulating the Stock Market and related provisions, please be informed of the following **Relevant Fact**:

The ACS Group has requested the following for the Group and its Group companies from the Spanish National Energy Commission:

- Authorization to acquire shares of Iberdrola, S.A. representing over 10% of its share capital and up to the limit for which a takeover bid is required to be launched in accordance with the legislation governing take-over bids for shares of companies listed on the stock market in force at the date on which this possible acquisition is completed. In accordance with the law in force (Royal Decree 1197/1991, currently under amendment) this limit is currently 24.9999% of capital stock.

- Lifting of the 3% limit for the exercise of its voting rights as a shareholder of Iberdrola, S.A.

Best regards,

José Luis del Valle Pérez
Secretary General and member of the Board of Directors

Version

5.1.3

SECURITY REFERENCE NUMBER: GENERAL

RESULTS FOR:

PERIOD THIRD QUARTER YEAR 2006

I. IDENTIFICATION DATA OF THE ISSUER

Company name

IBERDROLA, S.A.

Company address:

C/ CARDENAL GARDOQUI, 8 -48008 BILBAO

CIF (CORP. TAX REG. NUMBER)

A-48010615

Persons responsible for this information, indicating offices held and powers by virtue of which they represent the company:

JOSE LUIS SAN PEDRO GUERENABARRENA

Manager of Operations

According to powers granted before notary in Bilbao, Mr. José Mª Arriola Arana, Protocol number 659, dated 8 March 1994.

Signature

A) QUARTERLY RESULTS

(For consolidated information, only fill in the appropriate column pursuant to legislation in force).

Units: Thousand of euros

		INDIVIDUAL		CONSOLIDATED as per NATIONAL RULES		CONSOLIDATED as per ADOPTED IFRS	
		Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year
NET TURNOVER (1)	0800	1.967.206	2.497.669			8.152.664	8.442.487
PROFIT BEFORE TAX/PROFIT BEFORE TAXES ON CONTINUING OPERATIONS (2)	1040	918.382	580.592			1.850.115	1.410.848
PROFIT OF THE YEAR ON CONTINUING ACTIVITIES (3)	4700					1.259.531	996.543
PROFIT (4)	1044	857.691	664.183			1.259.531	996.543
Profit attributed to external partners/ Profit attributable to minority interests	2050					-23.146	-12.569
PROFIT ATTRIBUTED TO DOMINANT COMPANY / PROFIT ATTRIBUTED TO THE HOLDING COMPANY	2060					1.236.385	983.974

SHARE CAPITAL	0500	2.704.648	2.704.648				

NUMBER OF EMPLOYEES	3000	2057	2547			17.215	16844

B) EVOLUTION OF BUSINESS

(Although brief in nature, given the summarised nature of this quarterly information, the comments included in this section must allow investors to form a sufficiently clear opinion on the activities carried on by the company and the profits or losses obtained during the period covered by this quarterly information, as well as on its financial and net asset situation and other essential information on the general progress of company affairs). Lastly, comments on the consolidated and individual financial statements must be clearly distinguishable).

- SEE ANNEX

C) BASES FOR PRESENTATION AND VALUATION RULES

(In preparing the financial and accounting information included in this periodical public announcement, the same principles, valuation bases and accounting criteria must be used as those contemplated in current regulations governing the presentation of financial and accounting information incorporated in the annual accounts and financial statements applicable to the annual period to which the public information is made available. If, exceptionally, generally accepted accounting principles and criteria required by relevant applicable regulations have not been applied to the attached information, this fact must be duly indicated and justified, and explanation given of the influence of their non-application on the net asset situation, financial situation and profits or losses of the company or group. In addition and with a similar purpose as mentioned above, any modifications which, as the case may be, may been made in the accounting criteria employed in preparing the attached information in relation to the previous year's audited accounts, must be mentioned and commented upon. If the same principles, criteria and accounting policies as used in the prior annual accounts have been applied, and if those comply with the provisions of current accounting regulations as applicable to the company, the fact should be expressly indicated. When any adjustments or reclassifications in the previous year have been made, in accordance with applicable regulations, due to changes in accounting policies, corrections of any mistakes or changes in the classification of accounts, quantitative and qualitative data that is required to understand such adjustments or reclassifications must be included in this section).

REGULATIONS IN FORCE

The financial and accounting information included in this period public information has been prepared, as regards the consolidated data, according to the International Financial Reporting Standards (IFRS), being those adopted by the European Commission in accordance with the procedure established by Regulation (CE) 1606/2002 of the European Parliament and Council of 19 July 2002.

This applies to both the quarterly information provided about the current period and the comparative data in relation to the previous period.

CHANGES IN ACCOUNTING CRITERIA

On 28 February 2006, Royal Decree-Law 3/2006 of 24 February was published in the Official Journal (BOE), modifying the means for matching offers for sale and purchase of energy presented simultaneously on the daily and interdaily electricity production market by actors in the electricity sector belonging to the same corporate group.

This Royal Decree Law is subject to further implementation and, so long as its real effect is not known, the main implications taken into account in this period public information are:

- Cancellation of the emission rights that are issued for free. In the quarterly information:

§ The emission rights are accounted for in the intangible assets.

§ An account payable in relation to the assigned emission rights is established, credited with an amount corresponding to the market value of the emission rights on assignation.

§ The counterpart of the provision made in relation to consuming emission rights will be the profit and loss account, in the item "Supplies".

- The provisional price considered by the National Energy Commission as regards payment for regulated activities will be the average cost set out in the 2006 tariff for energy generated under the ordinary regime for the peninsular, including costs of adjustment services and power guarantee that amounts to 42.35 €/MWh.

Except as mentioned above, the same accounting principles, criteria and policies have been applied in the quarterly results as in the last annual financial statements.

D) PROFITS DISTRIBUTED DURING THE PERIOD
(Dividends actually paid since the beginning of the financial year should be mentioned)

		% of nominal value	Euros per share (x,xx)	Amount (thousands euros)
1. Ordinary Shares	3100	29.5	0.89	797,871
2. Preference Shares	3110			
3. Redeemable Shares	3115			
4. Shares without votes	3120			

Additional information on the distribution of dividends (on account, additional, etc.)

- On 2 January 2006, an advance dividend for 2005 of 0.36700 euros per share was paid.
- On 3 July 2006, the remaining amount of dividend for 2005 of 0.51810171 euros per share was paid.

E) SIGNIFICANT EVENTS (*)

		YES	NO
1. Acquisitions or disposals of shares in listed companies giving rise to the disclose requirement contemplated in Art. 53 of the Spanish Stock Exchange Law (5% and multiples).	3200	X	
2. Acquisitions of own shares giving rise to the disclosure requirement contemplated in the 1st additional disposition of the Spanish Public Limited Companies Act (1%)	3210		X
3. Other significant increases or reductions of fixed assets (stakes of over 10% in non listed companies, relevant tangible investments or disinvestments, etc).	3220	X	
4. Increases and reductions in share capital or the values of shares	3230		X
5. Issues, redemptions or cancellations of debt	3240	X	
6. Changes of Directors or the Board of Directors	3250	X	
7. Modifications to the Articles of Association	3260	X	
8. Conversions, mergers or demergers	3270	X	
9. Changes in the institutional regulation of the sector that significantly affect the economic and financial situation of the Company or Group.	3280	X	
10. Suits, actions or disputes which might materially affect the net asset situation of the Company or Group	3290		X
11. Situations involving insolvency, suspension of payments, etc.	3310		X
12. Special agreements limiting, assigning or totally or partially waiving the political and economic rights of shares in the company.	3320		X
13. Strategic agreements with national or international groups (exchanges of blocks of shares, etc.).	3330		X
14. Other significant events	3340	X	

(*) Mark with an "X" the relevant box, and if affirmative, attach an explanatory annex which details the date of the notification to the CNMV and the SRBV

F) ANNEX EXPLAINING SIGNIFICANT EVENTS
- SEE ANNEX

INSTRUCTIONS FOR FILLING IN THE QUARTERLY REPORT OF RESULTS (GENERAL)

- Numeric data, except if otherwise mentioned, should be in thousands of euros, with no decimal points, and rounding up or down the totals.

- Negative amounts should be mentioned with a minus (-) sign before the relevant number.

- For each number, except if mentioned otherwise, the corresponding number of the previous period should be included.

- International Financial Reporting Standards (IFRS) are those adopted by the European Commission in accordance with the procedure set out in Regulation CE 1606/2002 of the European Parliament and Council, of 19 July 2002.

- Financial information set out in this report must be filled in accordance with regulations and recognised accounting and evaluation principles that are applicable to the entity for preparing the financial statements for the annual period to which the Periodic Public Information refers.
Until financial years starting 11 January 2007, and except for credit entities, companies that are obliged under the Commercial Code to draw up consolidated annual accounts and who at the end of financial period have issued listed fixed rate debentures and who have opted to continue applying the standards set out in Section 3, Title III of the first book of the Commercial Code and implementing regulations, provided they have not applied the "adopted IFRS", must present consolidated public periodic information in section A under "Consolidated per national rules".

- DEFINITIONS:

(1) Net turnover: this will include all sales of products and the provision of all services corresponding to the normal activities of the company, deducting any rebates and other reductions made on sales, as well as VAT and other taxes directly related to the aforementioned turnover. For consolidated numbers presented according to adopted IFRS, the information to be included in this section must be pursuant to these standards.

(2) Profit before tax on continuing operations: Issuers who present periodic financial information in accordance with adopted IFRS, will include in this item profits or losses before tax on continuing activities.

(3) Profit of the financial year on continuing activities: this item will only be completed by issuers who present periodic financial information in accordance with adopted IFRS, and will show the profits or losses after tax on continuing activities.

(4) Profits/Losses: Issuers who present periodic financial information in accordance with adopted IFRS will show in this line the profits or losses after tax on continuing activities, increased or decreased by results after taxes on discontinued activities.


IBERDROLA

Nine months results 2006

Quarterly report





NET PROFIT TOTALS 1,236.4 MILLION EUROS IN NINE MONTHS

Maintaining the growth trend of the First Half of the year, in line with the targets of Net Profit set in the Strategic Plan 2001-2006

More production (66,613 GWh; +8.9%), while reducing CO_2 emissions by 8.2%.

- Increase in hydro (+10.7%) and nuclear production (+14.5%).
- Wind and mini-hydroelectric production increases to 5,608 GWh (+15.1%; 494 GWh International).
- Production from combined cycles in Spain increases by 13.7%.
- CO_2 emissions reduced by 14.8% in Spain, reaching 30,948 GWh of emission-free production, 62.1% of the total generated.
- In Mexico and Brazil, production increases by 14.3% over the same period in 2005.

EBITDA up 22.6% to €2,934.9 million.

- Domestic Energy business (excluding Renewables) increases EBITDA by 23.3% due to the improving evolution of Supply and Gas businesses.
- Renewables and International business represent 31% of EBITDA, compared with 27.5% for same period in 2005.
  - Wind Energy business EBITDA reaches €410.1 million (+42.5%).
  - EBITDA of International business totals €501.3 million (+35.1%).

2007-2009 Strategic Plan.

- A growth Plan based on Energy business: Investments for Eur 9 Bn along the period
- Creating a larger, more efficient, more profitable, more international and more solid IBERDROLA
- Strategic Plan's targets: Net Proft of Eur 2,350 MM, dividend to grow in line with Net Profit, leverage below 55%, Net Operating Expenses to Gross Margin ratio lower than 28%.



Basic figures for the businesses

Operating Data		9M 2006	9M 2005	%
Net production	**GWh**	**66,613**	**61,183**	**8.9**
Gas combined cycle	GWh	27,225	23,869	14.1
Wind energy and mini-hydroelectric	GWh	5,608	4,873	15.1
Hydroelectric	GWh	7,521	6,792	10.7
Nuclear	GWh	18,729	16,358	14.5
Fuel oil	GWh	1,766	2,854	-38.1
Coal	GWh	4,338	5,097	-14.9
Cogeneration	GWh	1,426	1,340	6.4
Installed capacity	**MW**	**28,065**	**27,270**	**2.9**
Gas combined cycle	MW	6,897	6,897	-
Wind energy and mini-hydroelectric	MW	4,076	3,304	23.4
Hydroelectric	MW	9,126	9,118	0.1
Nuclear	MW	3,344	3,335	0.3
Fuel oil	MW	2,889	2,889	-
Coal	MW	1,253	1,247	0.5
Cogeneration	MW	480	480	-
Energy distributed	**GWh**	**95,145**	**91,427**	**4.1**
Customers (managed supply points)	**No. (mil)**	**18.1**	**17.5**	**3.4**
Employees	**No.**	**15,884**	**16,696**	**-4.8**



Operating Data		9M 2006	9M 2005	%
Spain				
Net production	**GWh**	**49,870**	**46,531**	**7.2**
Gas combined cycle	GWh	11,764	10,346	13.7
Wind energy and mini-hydroelectric (1)	GWh	5,608	4,873	15.1
Hydroelectric	GWh	6,611	5,950	11.1
Nuclear	GWh	18,729	16,358	14.5
Fuel oil	GWh	1,766	2,854	-38.1
Coal	GWh	4,338	5,097	-14.9
Cogeneration	GWh	1,054	1,053	0.1
Installed capacity	**MW**	**24,768**	**23,981**	**3.3**
Gas combined cycle	MW	4,000	4,000	-
Wind energy and mini-hydroelectric (1)	MW	4,076	3,304	23.4
Hydroelectric	MW	8,819	8,819	-
Nuclear	MW	3,344	3,335	0.3
Fuel oil	MW	2,889	2,889	-
Coal	MW	1,253	1,247	0.5
Cogeneration	MW	387	387	-
Energy distributed	**GWh**	**74,553**	**71,701**	**4.0**
Regulated market	GWh	58,496	42,312	38.2
Supply	GWh	16,057	29,389	-45.4
Gas supplies	**GWh**	**36,634**	**38,235**	**-4.2**
Users	GWh	11,377	16,171	-29.6
Gas combined cycle	GWh	25,257	22,064	+14.5
Customers (managed supply points)	**No. (mil)**	**9.7**	**9.7**	**-**
Latin America				
Production	**GWh**	**16,743**	**14,653**	**14.3**
Gas combined cycle	GWh	15,461	13,523	14.3
Hydroelectric	GWh	910	842	8.1
Cogeneration	GWh	372	288	29.2
Installed capacity	**MW**	**3,297**	**3,289**	**0.2**
Gas combined cycle	MW	2,897	2,897	-
Hydroelectric	MW	307	299	2.7
Cogeneration	MW	93	93	-
Energy distributed (under management)	**GWh**	**20,592**	**19,720**	**4.4**
Customers (managed supply points)	**No. (mil)**	**8.4**	**7.8**	**7.7**

Note: Installed capacity, production, and number of employees according to consolidation criterion

(1) Includes 348 MW of international capacity with an output of 494 GWh.



Market data		9M 2006	9M 2005
Market capitalisation (30/09)	€ million	31,825	20,961
Earnings per share (nine months)	€	1.37	1.09
Net operating cash flow per share (nine months)	€	2.16	1.85
P/E Ratio (price at close of six months/EPS of the previous year)	Times	23.1	17.5
Price/Book Value (Capitalisation to NBV at end of period)	Times	3.0	2.2

Financial data

Income Statement		9M 2006	9M 2005
Net Sales	€ million	8,152.7	8,441.0
Earnings Before Interest, Tax, Depreciation and Amortisation (EBITDA)	€ million	2,934.9	2,393.3
Earnings Before Interest and Tax (EBIT)	€ million	1,997.0	1,643.8
Net Profit	€ million	1,236.4	984.0
Net operating expenses/Gross margin	%	28.6%	30.5%

Balance Sheet		9M 2006	2005
Total assets	€ million	32,787	30,479
Shareholders' equity	€ million	10,304	9,415
Adjusted Net Financial Debt (1)	€ million	14,325	12,211
ROE	%	16.6	15.4
Financial leverage (2)	%	58.2	56.5
Debt/equity ratio	Times	1.4	1.3

(1) Includes the amounts corresponding to the tariff insufficiency: €1,341 million as at December 2005 and €427 million corresponding to 2006 accumulated as at September 2006.

(2) Net debt/(Net debt + Shareholder´s equity). Includes financing of the tariff insufficiency. Not including this issue, leverage as at September 2005 would stand at 54.8% and at 54.9% in September 2006.



Highlights of the period

- As at 30 September 2006, IBERDROLA achieved a new record in Group's production, which grew 8.9% to 66,613 GWh, driven by the use of the most environmentally efficient technologies. This high growth has been achieved while reducing CO_2 emissions by 8.2%. In Spain, emissions were reduced by 14.8%, which led emission-free production to contribute 62.1% to total production, which reached 49,870 GWh. It is also worth highlighting that:

  - Hydro production increased by 10.7%

  - Wind production grew 17.2% to 5,181 GWh (494 GWh international).

  - High availability of nuclear power plants, with an output increase of 14.5% compared to 2005.

  - Production from combined cycles increased by 13.7% in Spain and by 14.3% in Latin America.

  - Reduction in production from the most-polluting energy sources, with a decline of 14.9% in production from coal and 38.1% from fuel oil.

- Operating Profit recorded a significant improvement both in gross terms (EBITDA +22.6%) and in net terms (EBIT +21.5%).

- The Domestic Energy business (ex-Renewables) increased its EBITDA by 23.3% due to the growing contribution from Commercial and Gas, which reduced the impact of Royal Decree-Law 3/2006 on the Distribution business. It should also be noted that IBERDROLA Distribution, SAU initiated operative actions on 9 June 2006 for the purpose of minimising the effects of the Royal Decree-Law mentioned above.

  - Renewables: EBITDA grew to €410.1 million, after a 17.2% increase in wind energy production.

  - International: EBITDA up 35.1% to €501.3 million, due to the positive development of business in Mexico and Brazil. Of particular note is the 14.3% increase in production, obtained as a result of improvements in efficiency and availability in generation, and a 4.4% increase in distributed energy. The positive development in the exchange rates for the reference currencies in the period, which had an impact of around € 49 million, should also be mentioned.

- Net Profit was €1,236.4 million (+25.7%), slightly above the 21.5% improvement seen in EBIT and in line with that obtained in the first half of the year. In addition, Net Profit



includes €178 million accounted for as Income from Non-Current Assets derived from the recurrent real estate business, as well as the sale of Azertia, which was partially offset by a higher tax rate of 31.9% compared to 29.4% in 2005, and greater financial expenses resulting from the increase in average net debt due to the effect of the tariff insufficiency.

- In October, IBERDROLA signed two transactions with Gamesa that will allow the Company to achieve the growth targets included in the Strategic Plan. Under the first transaction, IBERDROLA will purchase from Gamesa 2,700 MW of wind turbines for Eur 2.3 Bn in the period 2007-2009; under the second transaction, IBERDROLA will purchase wind parks in the US for a capacity close to 1,000 MW.

• On October 4th, IBERDROLA presented its 2007-2009 Strategic Plan, with the following highlights:

- A larger size: The Company will invest € 9 billion in the period.

- More internationalization: Almost 40% of total investments will be allocated ouside Spain.

- More strength and solidity: Leverage below 55%.

- Improvements in efficiency: Net Operating Expenses to Gross Margin ratio will be below 28%.

- More profitability: Increasing Net Profit (€ 2,350 million in 2009) and more dividends (over € 3 billion).



Development of the Strategic Plan 2001-2006

1. INVESTMENTS IN GENERATION

Installed capacity

During the first nine months of 2006, IBERDROLA commissioned 176 MW of additional capacity over the levels of December 2005, reaching 28,065 MW of total installed capacity. The new capacity put on line is derived entirely from new wind energy and mini-hydroelectric facilities. Spain represents 88.25% of total installed capacity, with 24,768 MW.



Installed capacity
Group total (MW)
27,270
+2.9%
28,065
9M 2005
9M 2006

Year-on-year, the installed capacity at the end of the first nine months of 2006 is 2.9% higher than at the end of the same period in 2005. The following is a breakdown of the capacity added in the last 12 months:

Additional capacity (MW)	MW	Facilities commissioned in the last 12 months
Wind and mini-hydroelectric	772	New plants in Spain, Europe and Latin America
Conventional generation	23	Recognised capacity increases
Total	795	

1.1 SPAIN

- Combined Cycle Plants

Installed capacity

Total operating capacity of IBERDROLA in Combined Cycle plants in Spain at the end of September 2006 was 4,000 MW (4,800 MW under management), corresponding to eight plants.

Project	Capacity (MW managed)	Start of operations
Castellón	800	2002
Castejón	400	2003
BBE	800	2003
Tarragona	400	2003
Santurce	400	2004
Arcos Grupos I y II	800	2004
Aceca	400	2005
Arcos Grupo III	800	2005
Escombreras	800	2006
Total 2006	5,600	
Castellón 4	800	2007
Total 2002-2007	6,400 (5,600 OWNED)	2007

Escombreras Combined Cycle

In October, IBERDROLA is finishing the testing period before the start of commercial operation of its new combined-cycle group in Escombreras (800 MW), in Cartagena (Murcia), the ninth built by the Company in Spain since the 2001-2006 Strategic Plan was implemented. This group will begin to contribute to results in the fourth quarter of this fiscal year, bringing attributable capacity installed to 4,800 MW at the close of the 2006 fiscal year.

Construction of this new combined cycle implied dismantling the old fuel oil-powered groups 1, 2 and 3, with a total capacity of 280 MW that the Company had in place on the same land, while maintaining operational groups 4 and 5 with a total capacity of 554 MW.

- Hydroelectric energy

The Ministry of the Environment has authorised two new hydroelectric plants, corresponding to a new unit in the La Muela plant, in Valencia, which will multiply by two its current capacity (630 MW), and a increase in capacity of 175 MW in the San Esteban plant, in the basin of river Sil.

- Wind and Mini-hydroelectric energy

As of 30th September 2006, IBERDROLA had a **installed capacity** of 4,076 MW (3,743 MW of wind energy and 333 MW of mini-hydroelectric plants), which strengthens IBERDROLA's position as worldwide leader in this business. In the first nine months of this fiscal year, 266 additional MW were installed (249 MW of wind energy and 17 MW mini-hydroelectric). Year-on-year, installed capacity at the end of September 2006 is 23.4% higher than at the end of September 2005.


Capacity (MW)
+772 MW
3,304
2,988
316
9M 2005
4,076
3,743
333
9M 2006
Wind
Mini-hydroelectric

IBERDROLA plans to reach 10,000 MW of installed power by 2011. With this aim, the Company has carried out a number of operations in the area of renewable energies outside Spain during the nine months of 2006, which increases the project portfolio, now standing at 18,000 MW.

In respect to the **installed capacity by geographic area**, the Company's wind generation facilities now include wind farms in twelve autonomous communities in Spain and in four additional countries: Greece, Portugal, France, and Brazil. In addition to development in countries where it is already present, it has projects at an advanced stage of

development in the UK, Greece, Poland, Germany, France and the US. 91% of the installed capacity of IBERDROLA in renewable energy is located in Spain (3,728 MW). With regard to projects outside of Spain, IBERDROLA already has a total of 348 MW in operation. As a whole, 9% of the 4,076 MW of total installed capacity of IBERDROLA is located outside Spain. IBERDROLA has incorporated into its CORE (Renewables Operation Centre) its wind farms operating in France, Brazil and Portugal, and intends to gradually include all facilities abroad.

New operational capacity:
Spain: The new capacity installed in Spain during the first nine months of 2006 totalled 154 MW, of which 121 MW were installed in Castilla y León and Castilla-La Mancha.

International: New capacity entering into operation during the first nine months of 2006 totalled 112 MW, represented by, among others, 28 MW in Germany as a result of the agreement with Gamesa Energía, 22 MW in France and the completion of existing facilities in Brazil and Greece.

Pipeline of projects
IBERDROLA already has a **pipeline of projects** totalling 18,000 MW at different stages of development, both in Spain and abroad.

During the first nine months of the year, several international operations were carried out involving **additions to the IBERDROLA project portfolio. Of these, the most important is the agreement with Gamesa:**

MW	Under development	Validated resource	Connection rights and under construction
Spain	6,142	5,427	2,089
Wind power	5,288	4,946	1,941
Mini-hydro	192	192	90
Other technologies	662	289	58
International (Wind power)	11,777	5,581	1,203
Total	**17,920**	**11,008**	**3,292**

- **Agreements with Gamesa.** The Boards of Directors of IBERDROLA and Gamesa approved the signing of the largest contract for the supply of wind turbines in the history of the wind energy sector (more than €2,300 million), which will be carried out between 2007 and 2009.

  - Under the terms of this agreement, IBERDROLA will acquire wind turbines from Gamesa with total generation capacity of 2,700 MW. Gamesa will make available turbines for its wind energy projects in Spain, the rest of Europe, the United States and Mexico. The amount of the contract includes the assembly and placing in operation of the wind turbines, as well as operation and maintenance services for those turbines during the guarantee period.

  - In addition, the Boards of Directors of the two companies have approved the conclusion of a wind farm sales agreement in the United States between 2007 and 2009 with installed capacity of about 1,000 MW that will be located in

the states of Pennsylvania, Texas and Illinois. Under this agreement, IBERDROLA will acquire wind-energy facilities with about 500 MW of generation capacity that Gamesa will put into operation by the end of 2009. Of these, there is a firm commitment for 300 MW, with an option on the other 200 MW. The other 500 MW will correspond to the acquisition of projects under development. The price of this transaction, that will be in the range between USD 700 million and USD 1,000 million, will be determined as a function of technical and time variables and the final number of megawatts of wind power acquired by IBERDROLA.


The turbine agreement is the largest transaction in IBERDROLA history
Turbines
U.S Facilities
Period: 2007-2009
Capacity: 2,700 MW
Investment > €2,300 million
Scope: Spain, rest of Europe, Mexico and U.S.
Period: 2007-2009
Capacity: 1,000 MW
300 MW "Turn-key"
500 MW "Pipeline"
200 MW "Preferential right"

- **Acquisition of Community Energy in the US,** with headquarters in Wayne, Pennsylvania, which has a portfolio of projects totalling 2,000 MW of wind energy in various locations on the country's East Coast in the preliminary study stage and with high likelihood of receiving authorisation, with an additional 200 MW at an advanced stage of development. Community Energy Inc. is the leader in renewable energy certificate trading in the Northeast of the United States, with around 75,000 residential customers and 350 industrial and commercial customers.

- **Acquisition of French company Perfect Wind,** considered one of the companies with the greatest potential for development in the wind energy sector in France, with a project portfolio of 600 MW, of which 10 MW correspond to a wind farm now in the testing period and 86 MW from projects at an advanced stage of development.

- **Signing of Framework Agreement in China** with the district council of Bayannaoer, to study locations where at least 1,000 MW of wind energy output could be installed. Installation depends both on the results of wind measurements and on the approval of the regulatory framework in China, which must be stable and allow for the project's profitability.

- In addition, IBERDROLA has reached an agreement with Guanxi Guidong Electric (300 MW in hydroelectric generation and electric transmission) for the acquisition of a 29% stake in the above-mentioned company.

- New developments have been initiated in Poland, the UK, France, Hungary and Estonia.



- Other Renewable Energy Sources

Solar thermal Energy
In its portfolio IBERDROLA has a total of 13 projects for thermoelectric solar energy in Spain, totalling 605 MW of installed capacity located in Sevilla, Ciudad Real, Madrid, Murcia, Badajoz, Zamora, Albacete, Soria, Teruel and Almeria.

Photovoltaic Energy
The priority is the development of an own pipeline in IBERDROLA's combined cycle and nuclear plants. Currently IBERDROLA has an advanced portfolio of 30 MW in Spain.

Biomass
Development of biomass projects will be done on a very selective basis, always including guarantees that raw material will be supplied over the long term. IBERDROLA plans to install Spain's first timber biomass plant, which will be located in the municipality of Corduente (Guadalajara). IBERDROLA also has two other projects at an advanced stage which will bring the portfolio of the most advanced projects up to 25 MW.

Mini-Hydroelectric within Special Regime
IBERDROLA has a portfolio of 192 MW in Spain and 100 MW at international level.

- Cogeneration

Operating capacity
IBERDROLA has operating capacity in cogeneration plants in Spain of 387 attributable MW, equivalent to a total of 562 MW installed, corresponding to 28 cogeneration plants. IBERDROLA has five liquid manure processing plants, of which the two located in Castilla y León are already in operation.

Capacity under construction
In the month of June, IBERDROLA and its partners began steps for construction of the bioethanol production plant at Barcial del Barco (Zamora). This plant will mean lower levels of CO_2 emission into the atmosphere, amounting to 110,000 tonnes annually.

1.2 Latin america

Mexico

IBERDROLA has consolidated its position as the top private electricity producer in Mexico. The Company already has installed capacity of 2,696 MW, and is building another two combined cycle plants: Altamira V with 1,121 MW, which will be put into operation in November 2006, and Tamazunchale with 1,135 MW, which will start operating in June 2007, the two biggest plants awarded to date in Mexico.

Project	Capacity (MW)	Start of Operations
Enertek	120	100% operational
Monterrey	1,037	100% operational
Altamira IV	1,036	100% operational
La Laguna	500	100% operational
Altamira V	1,121	2006
Tamazunchale	1,135	2007
Total	4,949	



In the area of wind energy IBERDROLA is developing projects in the State of Oaxaca with total capacity up to 150 MW.

Brazil

In Brazil, IBERDROLA has the hydroelectric plant of Itapebí, 450 MW (175 MW attributable to IBERDROLA) and the combined cycle of Termopernambuco with an installed capacity of 520 MW (203 MW attributable to IBERDROLA). In addition, IBERDROLA has six cogeneration plants (93 MW) for private customers through its subsidiary Energyworks Brazil (100% IBERDROLA).

During the first quarter of the year, Neoenergia (39% IBERDROLA) was awarded concessions for building, maintaining, and operating the hydroelectric plant at Baguari and the mini-hydroelectric plants of Nova Aurora and Goiandira, totalling 188 MW of installed capacity.

In the field of wind energy, during the first nine months of the fiscal year IBERDROLA has continued to put into operation the Rio do Fogo wind farm, a Clean Development Mechanism (CDM) project. Located in the state of Rio Grande do Norte (Brazil), this project totals 49.3 MW fully installed and at test stage.

1.3 Europe

Greece

In the field of **wind** energy, IBERDROLA has 193.3 MW on line and 44 MW under construction. IBERDROLA is a strategic partner of Rokas, the top developer and operator of wind farms in Greece, in which it has a 49.9% share. Also in Greece, in October IBERDROLA will finalize the acquisition of the first wind farm in operation (17 MW), which forms part of the agreement on 56 MW signed for this purpose in July 2005.

In the area of **combined cycles**, in the third quarter IBERDROLA acquired from Motor Oil Hellas a 70% interest in Korinthos Power, a Greek company licensed to participate in the bidding process for new combined-cycle capacity begun by the Greek government. Motor Oil will retain 30% of the capital of Korinthos after IBERDROLA buys its stake, and through this agreement both companies intend to enter into the bidding process jointly. The operation carried out with Motor Oil strengthens the Company's commitment to the Greek energy market, which is considered as strategic by IBERDROLA.

Portugal

In the **wind** energy sector, IBERDROLA has 18 MW in operation in Portugal, from the Catefica wind farm. In addition, IBERDROLA has connection points for 150 MW that will enter into operation in the next two years.

Other Countries in European Union

IBERDROLA has various projects in other countries of the EU, mostly in the area of wind energy:

- In **Germany**, 28 MW of **wind** energy have entered into operation at three wind farms. These were the result of a purchase agreement with Gamesa. Additionally, 54 MW are being developed by IBERDROLA and are at various stages of development.

- In **Poland**, IBERDROLA will have 40.5 MW of **wind** energy in operation at the end of 2006 and will begin construction on another 18 MW in October. It also has 103 MW in its portfolio, to be developed in the coming years.

- In **France** IBERDROLA has 42 MW of **wind** energy in operation. The company has a strategic interest in the acquisition of rights and farms in an advanced stage of development, or in positioning itself as an investing partner for local developers. IBERDROLA has an agreement with the German developer P&T Technology and its financial services subsidiary EECH AG for the purchase of farm development rights both in France (100 MW) and in Italy (200 MW). In addition to these agreements, there are the projects acquired from Perfect Wind of 600 MW in portfolio, of which 86 MW are projects at an advanced stage. IBERDROLA has also entered into an agreement with Total and OPT to develop wave energy projects and will start studying sites in France.

- In the **wind** energy sector in **Italy**, through an agreement with P&T, IBERDROLA has the right to acquire 100 MW with an optional expansion of a further 100 MW. IBERDROLA will also acquire a total of 100 MW from Gamesa over the 2006-2009 period under the agreement signed in 2005.

- In the **United Kingdom**, IBERDROLA is developing projects in the area of wind energy that, although in the initial phases, could total 145 MW. In addition, IBERDROLA has completed its first acquisition of wind farms in the UK - two wind farms with a total of 20.55 MW that will enter into operation at the end of 2007.

Other Geographical Areas

In **Latvia**, IBERDROLA has been awarded the construction and the operational supervision and maintenance during 12 years of a combined cycle plant of 420 MW of installed capacity in Riga.

Trading

The Company is developing a major trading business in Europe, with operations in Austria, Belgium, France, Germany, the Netherlands, Portugal, Spain, Switzerland and Italy. In addition, IBERDROLA is participating in monthly and daily auctions carried out by the French electricity system operating company (RTE), which enables it to access the interconnection with Italy. The Company aims to extend these activities in the short term in Europe to other countries such as Poland, Greece and the United Kingdom.



2.- DISTRIBUTION

2.1 Spain

At of the end of the first nine months of fiscal year 2006, IBERDROLA had 9.7 million users in Spain, with total energy distributed on the grid totalling 74,553 GWh, a 4.0% increase over the same period the previous fiscal year. 78.5% of the energy (58,496 GWh) was distributed to the market under integral tariffs.

2.2. Latin America

At of the close of the first nine months of 2006, IBERDROLA has already more than 8.4 million users under management in the region, with energy distributed totalling 20,592 GWh, an increase of 4.4% over the same period in the previous fiscal year.

3.- SUPPLY

3.1 Electricity

- Spanish business: eligible electricity customers

The energy sold on this market totalled 5,674 GWh, a decline of 74.9% from the same period in 2005, as a consequence of the policy of optimisation of results followed.



Electricity sales on the deregulated market (GWh)
22,580
-74.9%
5,674
9M 2005
9M 2006

3.2 Gas

Procurements:

In the first nine months of 2006, IBERDROLA consolidated its position as Spain's second-largest gas supplier, providing 14.4% of total gas consumed in the deregulated market. IBERDROLA also ended the period with a global supply portfolio of 16.5 bcm per annum, 7.60 bcm of which cover its supply requirements in Spain, with 8.90 bcm in Mexico and Brazil.

During the period, the most significant gas procurements activities were the following:

- Receipt of the first cargo of natural gas at the Sagunto regasification plant, which has the capacity to process 6 bcm per annum since it began operations on 1 April of this year. The vessel Al Thakhira, from Qatar, unloaded 145,000 m^3 of LNG at the Saggas terminal, equivalent to 900 GWh of natural



gas. IBERDROLA is the plant's largest shareholder, with a 30% stake.

- Receipt of the first cargo of liquefied natural gas (LNG), with capacity of 145,000 cubic meters, under the procurement contract signed with Nigeria LNG on 1 April 2002. This shipment falls within the agreement signed with Nigeria LNG for IBERDROLA's long-term acquisition of 10 bcm of LNG.

- Exports to France through the Larrau-Calahorra international gas pipelines and the new Euskadour pipeline. IBERDROLA has already accumulated 1,500 GWh exported in 2006. IBERDROLA was the first company to export gas through Euskadour after it entered into service in June 2006.

- During the fiscal year, to optimise the flexibility of its gas basket, the Company has developed various trading activities, the financial results of which will be discussed below.

- In April, IBERDROLA successfully passed the inspection of the Oil Products Strategic Reserves Company (Corporación de Reservas Estratégicas de Productos Petrolíferos) or CORES with respect to minimum security inventories of natural gas, maintaining 36.5 days, as against the 35 required by Spanish regulations.

Infrastructure:

In order to guarantee the entry of LNG into the gas system, IBERDROLA signed the corresponding agreements for access to the networks, and is promoting first-class infrastructures: the Sagunto regasification plant, in which IBERDROLA is a major shareholder, with 30%, recently approved a 50% expansion of capacity to 9 bcm per annum. The Bahía Bizkaia Gas regasification plant (BBG, 25% IBERDROLA stake) has also been received a classification of "A" in Ministry of Industry planning for carrying out a similar expansion. The Bahía Bizkaia Gas plant has been operating since August 2003 and has received over 100 methane tankers.

It also holds 12% of the company Medgaz, which is developing a direct submarine gas pipeline between Algeria and Spain, with capacity for 8 bcm per annum. It was granted in 2005 as a priority project for the Government, and recently received administrative authorisation from Spain. IBERDROLA has already guaranteed the receipt of at least 1.6 bcm per annum of gas through this new pipeline, beginning in 2009.

In the second quarter of 2006 the company announced it will distribute natural gas for the first time to five cities in the Community of Madrid, to which end it will invest € 30 MM in developing the necessary gas infrastructure, which will benefit over 35,000 homes.

Supply:

In the first nine months of 2006, IBERDROLA consolidated its position as second-largest gas supplier in Spain.

In Europe, in groundbreaking activities in the deregulation of the French market, IBERDROLA began supplying gas to industrial users in that country in 2005.

4. NON-ENERGY BUSINESSES

Iberdrola Inmobiliaria

At the close of the first nine months of 2006, IBERDROLA (through the holding company and its subsidiary Iberdrola Inmobiliaria) is working on 18 **residential developments** (1,488 houses). In the first nine months of the fiscal year, 445 homes were sold. With regard to **non-residential projects**, construction of the AQUA MULTIESPACIO real estate development (Valencia), with 83,000 square metres in constructed surface area, has been completed, and was inaugurated in May. This real estate business is being operated through company Oceanic Pacific Centre, in which Iberdrola Inmobiliaria holds a 50% stake. The construction of the Landaben (Pamplona) Industrial Polygon has been completed as well.

Investments made to purchase land under public deed from 1/1/06 to 9/30/06 totalled €240.2 million. Investments made in development and other items related to land purchases totalled €5.7 million. Investments made in construction works totalled € 56.1 million. Likewise, at the end of September the capital gains of several recurrent transactions have been included. Of special note are those done with assets in Vicálvaro and Aguacate.

Iberdrola Ingeniería y Construcción

Iberdrola Ingeniería y Construcción is executing projects in over 20 countries and has offices in Mexico, Brazil, Russia, Qatar, Greece, Poland, United Kingdom, US, Venezuela, Tunisia, Latvia, Albania, Kenya and Slovakia. The value of the project portfolio is €2 billion.

In the third quarter of 2006, Iberdrola Ingeniería y Construcción obtained an important award for the 225 MW expansion of a open cycle plant in Fujairah (Arab Emirates) for $144 millon.

Likewise, IBERDROLA Ingeniería has strengthened its overseas presence in the **nine months of the fiscal year** by securing 13 major contracts: the construction of the 760 MW combined-cycle plant in Syria (valued at €430 million); the contract to reinforce the electricity grid of the state of Falcón, in Venezuela (USD 80 million); a new contract awarded by the Mexican public electricity company (CFE) to reinforce the electricity grid in the state of Tamaulipas (USD 63.6 million); a contract for the supply of new tubular beams of optimised design for the four condensers of the units 3 and 4 of the Bohunice V2 nuclear plant in Slovakia (about €11 million), as well as other contracts in Italy, Brazil, for the Nuclear plant of Angra, and in Russia, Taiwan and China, three contracts in nuclear plants for maintenance, fuel management and criticality calculations, repectively .

In Spain, we note the following as the most significant projects awarded: the construction of the substations and transmission lines necessary for the transmission of the power generated at the Arcos de la Frontera Combined-Cycle Plant (€18.6 million), the construction of a 1 MW photovoltaic solar plant in Toledo (€6 million) and phase V of the photovoltaic solar project for Telefónica (€1 million).

5. TARIFF INSUFFICIENCY

The Company has not registered the tariff insufficiency corresponding to 2006 as it considers that the current regulation establish the necessary mechanisms in order to guarantee its recoverability. The impact of the tariff insufficiency is treated in detail in a specific chapter.

6. STRATEGIC PLAN 2007-2009

IBERDROLA's Strategic Plan for 2007-2009 and projections through 2011 ratify the Company's commitment to Spain and to its investors, customers, employees and the society in general, and increase the process of internationalisation begun in 2002. In keeping with the successful path laid out five years ago, IBERDROLA's strategy for the coming years contemplates the beginning of a new investment cycle, during which €9,000 million (+20% over the previous three-year period) will be invested in the basic energy business, both in Spain and abroad.


Investment in € millions
9,000
7,500
2004-2006
2007-2009e

In this regard, the Company will invest almost €5,600 million (62% of the total) in continuing to ensure that the energy requirements of Spain are met while strengthening its leadership in quality of supply. The remainder of the planned investment (more than €3,400 million) will be used to take advantages of profitable business opportunities abroad. Some of the funds for IBERDROLA's planned investments will derive from the divestment of non-strategic assets: The Company plans to obtain €1,000 million from the sale of its participations in various companies, as well as some real estate assets.


Total Investment
2007-2009 e
International
38%
62%
Spain



Among the main operating objectives IBERDROLA planned in its 2007-2009 Strategic Plan are:

- **Liberalised Business in Spain:**

IBERDROLA will invest about €1,750 million in the Liberalised business in Spain (19% of the total), which includes the areas of generation and supply of electricity and gas.

The strategy of the Company in this area for the coming years will be to anticipate the new scenario in Spain, characterised by an increase in installed capacity through combined-cycle plants (22,000 MW in 2009), increased environmental requirements and new system's needs.

IBERDROLA plans to finish bringing on line two combined cycles in the period: Escombreras (800 MW), in Murcia, which is already being tested this summer, and Castellón 4 (800 MW). With these plants, IBERDROLA will have total managed cycle capacity of 6,400 MW in Spain.

Once it has been guaranteed that demand is covered by the new combined-cycle plants brought on line and under construction, IBERDROLA will focus in this stage on increasing the system's reliablility and flexiblility by investing in hydroelectric plants capable of covering peaks of demand. In addition, and taking into account the possibility that increases in consumption could be greater than expected, the Company has a broad portfolio of combined cycles in a very advanced stage of administrative authorisation.

With the investments in these clean generation technologies, IBERDROLA is reiterating its more than one-hundred-year-old commitment to sustainable development, which has made it the global leader in wind energy and a pioneer in defending the Kyoto Protocol to fight against climate change caused by greenhouse gases. Along these lines, the Company intends to confirm during the period its position as one of the most environmentally friendly utilities in Europe.

- **Regulated Business in Spain**

The Regulated Business in Spain (distribution of electricity and gas) will take 20% of all investment (€1,800 million). In the next few years, IBERDROLA wants to strengthen its leadership position in quality of supply in Spain, reflected in a record ICEIT of 1.68 hours in 2005.

In this way, the Company intends to end the 2009 fiscal year with a 25% improvement over the average quality of service of the period 2000-2005.

- **Renewable Energy**

37% of the total investment of the Plan will be made in this business (about €3,250 million), with the objective of having installed capacity rising to at least MW 7,000 at the end of the period, which will represent growth of 84% over 2005 year end (3,810 MW).

The Company intends to have installed renewable operating capacity of 10,000 MW in the year 2011.

- **Latin America**

The Company will continue to explore new business opportunities in Latin America, where it will invest about €1,550 million (17% of the total), much of it coming from the cash flow generated in the region. The Company intends to consolidate its position as the top private electricity producer in Mexico, with installed capacity of 5,500 MW.

- **Engineering and Non-energy**

Although the Strategic Plan is focused on the energy business, the Company remains diversified in profitable activities. In this way, engineering and the non-energy business, which account for 7% of all investment for the period from 2007-2009 (€650 million) will continue to be a growth vector for IBERDROLA.

- **IBERDROLA Ingeniería y Construcción.** This subsidiary, which in terms of sales has become the largest engineering company in Spain, employs more than 1000 professionals and has a global portfolio of projects valued at about €1,500 million. Its new strategic planning is based on progressive internationalisation - in 2009, 70% of its total sales will be made abroad - and on winning clients outside the IBERDROLA Group.

- **IBERDROLA Inmobiliaria.** This company, with assets valued over 3,000 million euros, has a broad portfolio of products: primary residence, tourist accommodations, offices, industrial buildings and shopping centres. Its objective for the coming years is to replicate the model of success developed to date in Spain in the countries in which IBERDROLA is increasing its presence.

Improvements in efficiency continuing

IBERDROLA, will continue to make progress in efficiency, with additional improvements of 20% in Generation and Distribution until 2009. In addition, it is expected that by that date net operating expenses will be less than 28% of the gross margin.

Operating profit increase

This combination of further investments and the increase in efficiency mentioned will lead the Company to an important annual average growth of the EBITDA, estimated above 10%. Renewables, Latin America, Engineering and Non-Energy will be the drivers of this operating result, with annual growths above estimated above 15% in the case of Renewables.

As a consequence, IBERDROLA´s portfolio of business will be increasingly balanced. Thus, while in 2000 only Liberalised and Regulated Businesses contributed to the results in a significant way, in 2009, other two businesses, Renewables and International, will contribute by around 20%.


2000
2009
99%
1%
21%
56%
17%
6%
Traditional Business Spain
Renewable Sapin + Intl
Latin America
Non-Energy Business and Other

IBERDROLA, which will maintain leveraging at less than 55% at the end of the period, is also planning an attractive dividend policy, with the distribution of 3,000 million euros in dividends between 2007 and 2009.

- *Net Profit and Dividends targets*

Company expects obtaining a Net Profit at the end of the period of 2,350 million euros, amount that supposes a 70% growth (close to 1,000 million euros) when compared to the result after taxes achieved in 2005 (1,382 million euros).

PROJECTIONS FOR THE PERIOD 2010-2011

The 2007-2009 Strategic Plan also includes projections for the years 2010 and 2011. IBERDROLA will invest more than €6,000 million in the 2010-2011 period and will balance out the allocations of the investment effort to continue strengthening internationalisation.

Thus, 56% of the investments will be made abroad, versus 38% in the in the period 2007-2009. The Company's growth beyond our borders will come from the new generation plants in Europe, wind farms, especially in Europe and the United States, and additional plants in Mexico and Brazil.


Net Profit (€ million)
+500 € million
+1,000 € million
852
1,382
2,350
2000
2005
2009 e


Investments 2010-2011
More than € 6,000
Spain: 44%
International: 56%



As a result of this strategy, IBERDROLA's net profit, which will grow by 14% between 2003 and 2009, will continue to see double-digit increases in the 2010-2011 period.

2011 Projection


Strong growth in 2007-2009 ...
Net Profit (Eur. MM)
Average annual growth
8%
>14%
~10%
852
1,060
2,350
2000
2003 2004 2005 2006 2007 2008 2009
2011

... that will continue at double digit beyond 2009

Analysis of the first nine months of fiscal year 2006

Energy balance

	GWh	vs. 9M 2005		% Weight
Gas combined cycle	27,225	3,356	14.1%	40.9%
Wind energy and mini-hydroelectric	5,608	735	15.1%	8.4%
Hydroelectric	7,521	729	10.7%	11.3%
Nuclear	18,729	2,371	14.5%	28.1%
Fuel oil	1,766	-1,088	-38.1%	2.7%
Coal	4,338	-759	-14.9%	6.5%
Cogeneration	1,426	86	6.4%	2.1%
TOTAL NET PRODUCTION	**66,613**	**5,430**	**8.9%**	**100.0%**
ENERGY DISTRIBUTED	**95,145**	**4.1%**		

Energy balance Spain

	GWh	vs. 9M 2005	% Weight
Gas combined cycle	11,764	13.7%	23.6%
Wind energy and mini-hydroelectric (1)	5,608	15.1%	11.2%
Wind farms	5,181	17.2%	-
Hydroelectric	6,611	11.1%	13.3%
Nuclear	18,729	14.5%	37.6%
Fuel oil	1,766	-38.1%	3.5%
Coal	4,338	-14.9%	8.7%
Cogeneration	1,054	0.1%	2.1%
TOTAL NET PRODUCTION	**49,870**	**7.2%**	**100.0%**
ENERGY DISTRIBUTED	**74,553**	**4.0%**	
HYDRO ELECTRIC RESERVE LEVELS AT 30/09/2006		**40.6% (4,580 GWh)**	

Energy balance Latin America

	GWh	vs. 9M 2005	% Weight
Gas combined cycle	15,461	14.3%	92.3%
Hydroelectric	910	8.1%	5.4%
Cogeneration	372	29.2%	2.2%
TOTAL NET PRODUCTION	**16,743**	**14.3%**	**100.0%**
ENERGY DISTRIBUTED (managed)	**20,592**	**4.4%**	

(1) Includes 348 MW of international capacity with an output of 494 GWh.

1. PRODUCTION: SPAIN

Net production of the Group in Spain rose 7.2% in the first nine months of 2006, reaching 49,870 GWh. The highlights of this period were as follows:

- Hydroelectric production was up 11.1%, due to an active management of the existing reserves and the flexibility of the production facilities.
- Wind production was up 17.2%, and total renewable energies production (including mini-hydro) increased by 15.1%. In addition, international wind production rose to 494 GWh over the quarter.
- Good level of availability of nuclear plants, up 14.5%.
- Combined cycle production is up 13.7% to 11,764 GWh, representing 23.6% of the company's generation mix in Spain and the technology making the second-largest contribution to the total mix after nuclear, which accounts for 37.6%.
- The significant reduction in production based on the most-polluting energy sources, further to efforts launched over the first quarter of the year, has been consolidated, with coal production down -14.9% and fuel-oil down -38.1%.

Emissions were reduced by 14.8% over the first nine months of 2006 to 206 gr/KWh, a very significant figure given the low level of hydroelectric production. The percentage of emission-free production rose to 62.1%, up from 58.4% over the first nine months of 2005.


CO_2 Emissions
(gr./kWh)
242
-14.8%
206
9M 2005
9M 2006

IBERDROLA obtained a **market share** in the wholesale market of **25.8%** in the first nine months of 2006. Comparatively speaking, energy production can be broken down as follows:

	9M 2006	9M 2005
Gas combined cycle	23.6%	22.2%
Renewables	11.2%	10.5%
Hydroelectric	13.3%	12.8%
Nuclear	37.6%	35.2%
Fuel oil	3.5%	6.1%
Coal	8.7%	11.0%
Cogeneration	2.1%	2.3%
Total	**100%**	**100%**

The changes recorded in CO_2 emissions were as follows.

	Mil Tn	Average Price
Rights allocated	10.6	22.35
Rights consumed	10.9	20.37

(*) Approximate figure for comparison purposes, as allocation of allowances are made on an annual basis and are managed over a three-year period.

2. PRODUCTION: LATIN AMERICA

In Latin America, total production is up 14.3% to 16,743 GWh, with this strong growth driven by the new investments made in combined-cycle plants, representing 92.3% of the total.

	Production	Change
Mexico (combined cycles)	**14,298**	**15.7%**
South America	**2,445**	**6.7%**
Combined cycles	1,163	0.0%
Hydroelectric	910	8.1%
Cogeneration	372	29.6%
Total	**16,743**	**14.3%**

The growth recorded in this region reflects firstly the greater availability of the Mexican plants in Monterrey (1,040 MW), Altamira (1,036 MW), Enertek (120 MW), and La Laguna (500 MW), running at full capacity, with production up 15.7%. Hydroelectric energy is up 8.1%.

3. MARKET: SPAIN

In the domestic market IBERDROLA's total demand measured on the grid rose 4.0% to 74,553 GWh, while the number of customers is up to 9.7 million.


Supply: 21.5%
Tariff: 78.5%

4. LATIN AMERICA MARKET

Changes in demand for IBERDROLA's three distribution companies in Brazil are presented in the following table:

Energy distributed (GWh) (under management)	9M 2006	vs. 2005
Coelba	8,923	4.9%
Cosern	2,733	6.3%
Celpe	6,276	2.3%
Total	17,932	4.2%



Analysis of the results for the period
(Unaudited)

The most notable aspects of the results for the first nine months of 2006 are as follows:

€million	Jan-Sep 2006	vs. 2005
NET SALES	8,152.7	-3.4
GROSS MARGIN	4,284.6	+22.5
EBITDA	2,934.9	+22.6
EBIT	1,997.0	+21.5
NET PROFIT	1,236.4	+25.7

1. NET SALES

The Group's Net Sales came to 8,152.7 million euros in the first nine months of 2006, down 3.4% on the same period in 2005, with the strong growth in International (+20.2%) and Non-Energy (+12.0%) offset by the fall in the Domestic Energy Business (-11.2%).


International: 20.5%
Non-Energy: 13.0%
Domestic Energy : 66.5%

The Domestic Energy Business saw its Net Sales fall 11.2%, primarily due to the low level of sales in the Supply business, the eliminations in consolidation figures due to the existence of a bilateral agreement between Generation and Supply (-€325 million) and the impact of Royal Decree-Law 3/2006 on the Distribution Business. Nevertheless, Net Sales at Renewables grew by 43.2%.

Tariff Insufficiency

With regard to the estimated tariff insufficiency for the first nine months of 2006 at sector level, and after discounting the value of emission allowances consumed, the estimated insufficiency for this period in 2006 could reach a figure close to €1,218.8 million. In accordance with Royal Decree-Law 5/2005 of 11 March, the provisional percentage of financing for the tariff insufficiency corresponding to IBERDROLA is 35.01%, representing a deviation of 426.7 million euros.

Initial tariff insufficiency for the sector (e)		2,589.7
Deduction Co_2 allowances Jan+Feb		-331.8
Deduction Co_2 allowances since March		-1,039.1
Final tariff insufficiency for the sector (e)		1,218.8
IBERDROLA's percentage	-35,01% (e)	426.7

RDL 3/2006 Impact

According to the interpretation of Royal Decree-Law 3/2006, the figure given above for the sector's tariff insufficiency includes 1,370 million euros, which corresponds to the value of the emission allowances allocated under the National Allocation Plan and consumed over the period, based on the following criteria:

- For January and February "any eventual negative balances in the settlement of the 2006 tariff will be deducted."

- For subsequent months, "remuneration for the electrical energy production business ... will be reduced by an amount equivalent to the value of the greenhouse effect emission allowances allocated ...".


RDL 3/2006 Impacts
Assimilation to bullateral contracts
€ -153 MM recorded in Distribution
CO2 emission allowances
€ -202 MM recorded in Generation
Other Impacts
Impact from deviations
€ -167 MM recorded in Distribution

The impact on IBERDROLA corresponding to Emissions Allowances in accordance with the interpretation mentioned is -202 million euros, accounted for in the Generation business.

In addition, the application of Royal Decree Law 3/2006 reduced revenues from the activity by -153 million euros, accounted for in the Distribution business.

Its final impact will depend on the price ultimately recognised, given that Royal Decree Law 3/2006 sets as **"provisional"** the price of €42.35/MWh, which has been applied as of 3 March: "with respect to payment for activities regulated by the National Energy Commission, during 2006 the provisional price to be considered for distributors for energy acquired through the assimilation mechanism described in Section 1 will be the average cost provided for in the 2006 tariff for energy generated under the ordinary regime for mainland Spain, including the costs of ancillary services and the capacity payment, representing €42.35/MWh." In addition, another negative impact has been recorded for 167 million euros, based on differences between the actual cost and the standard cost accounted for in the Distribution business as a result of the bidding policy followed in the wholesale market since 9 June.

2. GROSS MARGIN

The consolidated Gross Margin came out at 4,284.6 million euros, an increase of 22.5% on the same period in 2005. This positive development is due to the increasing contribution of Domestic Energy Business (ex-Renewables), growing 21.9% and Renewables and International Buinesses, amounting 40% of the increase in the Gross Margin. In local currency, growth represents 20.6%.


Gross Margin +22.5% to 4,284.5 million euros thanks to Domestic, Renewables and International Business
(€MM)
2,648.0
+21.9%
514.2
+43.2%
666.4
+31.6
455.9
-0.8%
4,284.5
Domestic Energy* (ex Wind)
Wind
Internat.
Non Energy
Gross Margin
* Generation + Comercial + Gas + Distribution

Regarding the performance of the Gross Margin by business, it is highlighted:

2.1 Domestic Energy Business

The Gross Margin rose to 3,162.2 million euros, up 24.9% on the same period in 2005. The Domestic Energy business (excluding Renewables) is up 21.9%, while Renewables grew more than 43.2%.

Gross Margin evolution has been influenced by various factors:

- The good performance of Generation as a consequence of higher productions (+6.9%) and prices.
- The increasing contribution of Supply and Gas Businesses, derived of the policy followed in the Liberalised market.
- The application of Royal Decree 3/2006, with a negative impact due to the assimilation to bilateral agreements for -153 million euros, accounted for in the Distribution business.
- In addition, an impact from deviations of -167 million euros accounted on in the Distribution business, reflecting differences between actual and standard costs.
- The negative impact of the cost of emission allowances consumed over the period, for -202 million euros recorded in Generation.

2.2 International Business

The Gross Margin reached 666.5 million euros, up 31.6%, reflecting the solid performance seen on the Group's businesses in the region, with a 14.3% increase in energy produced, with a higher level of availability and improvements in efficiency, and a 4.4% increase in energy distributed; as well as the positive evolution in the exchange rate for the region's reference currencies, the real in Brazil (+14.7%) and the US dollar, which affects Mexico (+1.9%).

2.3 Other Businesses

Other businesses contributed 455.9 million euros to the total Gross Margin, maintaining the levels of 2005 in spite of the seasonality of the third quarter in the Real Estate and Engineering businesses.

3. EBITDA/GROSS OPERATING PROFIT

Consolidated EBITDA is up 22.6% to 2,934.9 million euros. In addition to the Gross Margin evolution, already explained, it is important to analyse the evolution of the Net Operating Expense, which increased by 14.9%.

- 5.7% increase in Personnel Expenses, basically linked to the increase in personnel costs in growing businesses such as Renewables, combined cycles, and Mexico. The domestic electricity business has seen a moderate increase, rising 3.3%.

- 19.5% increase in External Services due to the higher level of activity in connection with the new combined cycle and renewable facilities, Latin America and Supply expenses. This also includes 23.9 million euros in costs for the second nuclear fuel cycle (Enresa), which had no equivalent in 2005.

In addition, there is a positive impact resulting from exchange rate differences (17 million euros) due to changes in currencies for the Latin American businesses. Like-for-like, Net Operating Expenses are up 11.0% (compared with the 14.9% reported), after deducting the impact of exchange rates and expenses for the second nuclear fuel cycle (Enresa). This growth of 11% of recurring Net Operating Expenses is in line with the Company's continued efforts towards efficiency, and is once again much lower than the growth seen in the Gross Margin (+22.5% versus 11.0%).


Net Recurrent Operating Expense
1,223.5
-23.9
-17.0
1,182.6
+14.9%
Reported Net Oper. Expense
2nd Phase Nuclear fuel
Exchange-rate impact
Recurrent Net Operating Expense

Net operating expenses can be broken down as follows:

Million euros	9M 2006	vs. 2005
Net personnel expenses	**631.7**	**6.4%**
Personnel	756.7	5.7%
In-house work on fixed assets	-125	2.1%
Net External Services	**591.8**	**25.4%**
External Services	722.9	19.5%
Other operating revenues	-131.1	-1.5%
TOTAL	**1,223.5**	**14.9%%**

In addition, taxes are up 6.5% to 148.3 million euros, primarily factoring in taxes paid on the new facilities brought into service and the higher payments stemming from the increase in energy billed under tariff.

4. EBIT/NET OPERATING PROFIT

EBIT rose to **1,997.0 million euros, up 21.5%** compared to the same period in 2005. Amortisation and Provisions are up 25.1% (188.4 million euros). This increase in Amortisation and Provisions is mainly due to:

- Amortisation increases 5.3%, to 761 million euros. This increase is due to the new facilities brought into service since the end of the first nine months of 2005.

- Provisions increased by 150 million euros to 177 million euros, primarily due to the inclusion of a provision for future efficiency measures to be adopted according to Strategic Plan 2007-2009:

Million euros	9M 2006	9M 2005	Change %
Amortisation	761	723	+5.3%
Provisions	177	27	N/A
TOTAL	**937.9**	**749.5**	**25.1**



5. FINANCIAL RESULT

The **Financial Result** came to **-372 million euros, 24.8% higher** than in the first nine months of 2005. This increase basically reflects the 23.6% increase in financial expenses, due to the impact of the tariff insufficiency over the period, causing a higher average balance of debt in relation to the same period in 2005 of 2,482 million euros, as well as to the inclusion of a provision for discounting the amount over the nominal value of potential debt to be securitised.

Furthermore, financial revenues are up 21.9% to 272 million euros.

€ million	9M 2006	9M 2005	Change %
Financial revenues	272	223	21.9
Financial expenses	(644)	(521)	23.6
TOTAL	(372)	(298)	24.8%

Lastly, it is important to highlight that the average financial cost of debt came out at 4.39% over the first nine months of 2006, compare to the 4.56% for the same period of 2005.

6. RESULTS OF COMPANIES CONSOLIDATED USING THE EQUITY METHOD

Results of companies consolidated using the equity method registered an increase of 10.9 million euros to 46.6 million euros, with most of the result contributed by Non-Energy and Engineering. It can be broken down as follows:

Million euros	9M 2006	9M 2005	Change Mill. Eur.
Non-Energy and Engineering	41.5	30.0	11.5
Resto	5.1	5.7	-0.6
TOTAL	46.6	35.7	10.9

The increase in these results in Non-Energy was basically due to the large contribution by Gamesa, which was partially offset by companies withdrawn from the scope of consolidation, such as Cementos Portland.

7. NON-CURRENT ASSETS RESULTS

Recurrent income from Non-current Assets amounted to 178.1 million euros, as a consequence of the sale of real estate assets.

It is worth highlighting in the third quarter of the year the sale of Azertia to the company Indra, which resulted in a net gain of 23 million euros.

8. NET PROFIT

Pre-tax Earnings grew +31.1% to 1,850.1 million euros. The effective tax rate for the first nine months of 2006 came out at 31.9%, higher than the 29.4% recorded for the first nine months of 2005.

Finally, **Net Profit** rose to **1,236.4 million euros, up 25.7%** compared to the same period of 2005 and in line with the targets set up for the end of 2006 in the 2001-2006 Strategic Plan.

Results by business

1. DOMESTIC BUSINESS

1.1 Generaction

a) Gross Margin

The change in the Gross Margin over the first nine months of 2006 primarily reflects the 6.4% increase in production under the Ordinary Regime. Combined cycles production is up 13.7% and production from the most polluting technologies - fuel oil (-38.1%) and coal (-14.9%) - have been greatly reduced, while both nuclear and hydroelectric production levels are up, rising +14.5% and +11.1% respectively.

Prior to analysing these results, it is important to note that the figures for the Generation business are influenced by the change followed in the internal financing contract (IFC) between this business and Supply.

In terms of reported accounts, the Gross Margin for the Generation business is up 53.5%. Highlights:

- Net Sales in the **Generation** business up 42.8%, reflecting the above-mentioned increase in production, in an environment of higher prices.

- The average cost of fuel (without including nuclear) stands at €41.7/MWh, close to the cap set under Royal Decree Law 3/2006 (42.35 Euros/GWh). Procurements are up 26.4%, in line with the general downwards trend of last months as a consequence of the increase in production coming from technologies with low fuel costs (hydroelectric and nuclear).

Fuel and CO_2 cost

Eur/MWh	2006	2005	%
Average fuel cost*	41.7	33.7	+23.7%
CO_2 Cost (Eur/tonne)	20.4	10.4	+95.7%

* Includes combined cycles, coal and fuel

In addition to the cost of Procurements, a negative impact of 223.9 million euros has been recorded on the cost of emission allowances used. Factoring in revenues for allowances granted to cogeneration plants, the net impact amounts to 201.8 million euros.

Taking out the impact of the Internal Financial Contract (IFC) in both fiscal years, Gross Margin in Generation would increase 18.9%, to 2,092.7 millones de euros.

b) Operating Profit/EBIT

EBIT is up 73.4% compared to the previous year, amounting 1,288.8 million euros. EBITDA (1,586.2 million euros) rose 53.1%. Taking out the impact of the internal financial contract (IFC) in both years, the increase would stand in 12.9%, amounting 1,703.3 million euros.

In addition to the statements under Gross Margin, Net Operating Expenses rose 17.1% to 52.3 million euros as a result of various factors:

- External Services are up 19.3%, due to the new capacity installed. This item also includes 44 million euros in expenses for the second part of the nuclear fuel cycle (ENRESA).

- Personnel expenses showed a slight increase, rising 4.4%.

Net Operating Expenses can be broken down as follows:

€ million	9M 2006	vs. 2005
Net personnel expenses	**158.3**	**6.3%**
Personnel	172.5	4.4%
In-house work on fixed assets	(14.2)	-13.4%
Net External Services	**199.4**	**27.4%**
External Services	240.2	19.3%
Other operating revenues	(40.8)	-8.9%
TOTAL	**357.7**	**17.1%**

Taxes are up 17.7% as a result of the new facilities brought into service.

- Basic figures of the business:

GENERATION (MM de euros)	9M 2006	vs. 2005
Sales	3,651.8	42.8%
Gross Margin	1,975.6	53.5%
EBITDA	1,586.2	53.1%
EBIT	1,288.8	73.4%

1.2 Supply and Gas

a) Gross Margin.
Additional highlights in the breakdown by business:

- **Electricity:** With regard to the -14.5 million euros reported in Gross Margin as against the 9.1 million euros in the same period in the prior fiscal year, in addition to the reduction in volumes mentioned above, it should be taken into account that in 2005, 15 million euros in Neo-Sky were accounted for in Non-Energy. In addition, as mentioned in the section on Generation, the internal financing contract (IFC) has an impact on the results presented for the business. Thus, the Gross Margin for the business, factoring in the impact of the internal financing contract, is up 355 million euros, thanks to the policy of scaling down this activity over the last few months.

- **Gas:** Optimisation of the gas strategy has been completed as a result of the flexibility of the contracts signed, increasing this business' contribution to the gross margin by 68.4 million euros coming in at 50.4 million euros over the first nine months of 2006.


Electricity Supply
Gross Margin (€MM)
+355 MM
-472.6
-117.1
-131.6
-463.5
9M 2005
9M 2006
Reported in Supply & Gas
I.F.C.* reportaded in Gen. Spain

* Internal Financial Contract
** Includes +15.0 MM€ of Neo-Sky (in 9M 2005 reported in Non-Energy Business)

Of special relevance in the first nine months of 2006 is the optimisation of the gas strategy, which, together with the significant reduction in the volume of electricity sold (-74.9%) in accordance with the strategy of reducing exposure to the business, resulted in a significant improvement in Gross Margin, which shows a positive contribution of €35.9 million, as against the -€8.9 million recorded in the same period of the previous fiscal year. The contribution from commercial gas is €50.4 million. In electricity, the lower volumes are reflected both in total Net Sales of Supply, down -28.7%, and in Procurements, dropping -30.3%.


Supply + Gas Gross Margin (€ MM)
35.9
+44.8 MM
+50.4
-18.0
-8.9
9M 2005
9M 2006
Elect. Spply
Gas

b) Operating Profit/EBIT

The policy of optimisation in gas and of reducing exposure to the electricity business has minimised losses in EBITDA (-€1.4 million), compared with nine months of 2005, -109.3 million euros.

In addition to the elements already presented in relation to the Gross Margin, the business significantly improved after the policy followed, reflected in a significant reduction in Operating Expenses, down 40.6 million euros (-49.5%), with Personnel Expenses down -51.8% and External Services down -60.2%, linked to the lower level of activity within the framework of a new more effective organisation. Net Operating Expenses can be broken down as follows:

€ million	9M 2006	vs. 2005
Net personnel expenses	**22.6**	**-51.4%**
Personnel	22.6	-51.8%
In-house work on fixed assets	-	N/A
Net External Services	**18.8**	**-47.0%**
External Services	25.6	-60.2%
Other operating revenues	(6.8)	-76.4%
TOTAL	**41.4**	**-49.5%**

The EBIT of the Supply business has minimised its losses (-€6.7 million), thanks also to the further reductions seen on Amortisation and Provisions as well as on Taxes:

- -88.6% reduction in Amortisation and Provisions
- -122.3% reduction in Taxes

• The key figures for this business are as follows:

SUPPLY (€ million)	9M 2006	vs. 2005
Net Sales	1,840.5	-28.7%
Gross Margin	35.9	N/A
EBITDA	-1.4	N/A
EBIT	-6.7	N/A

1.3 Renewables

a) Gross Margin
The following factors in evolution of the Renewables business during the first nine months of 2006 should be highlighted:

- Total installed capacity rose 23.4% (+772 MW), reflected in a significant increase in national and international wind production, up 17.2% to 5,181 GWh, with this growth achieved despite the low wind energy index of 2006. Total output using renewable energies (wind and mini-hydroelectric) is up 15.1%.

- In September 2006, 99% of the facilities were running under the market participation system. Prices were up 28% year-on-year.

- Various changes have also been seen in the perimeter of consolidation, with the most significant including the full consolidation of Rokas, after IBERDROLA increased its stake in this company to 49.9%.

- As such, the abovementioned increase in production, in an environment in which most of the facilities operate under the market participation system, has enabled the company to increase its Gross Margin for this business by 43.2%, up to 514.2 million euros. International Renewables account for 6.5% of the total. The Gross Margin on Renewables now represents 20.7% of IBERDROLA's total generation activities in Spain.

b) Operating Profit/EBIT:
EBIT increased by 90.6 million euros (+49.3%) due to the following factors:

• EBITDA up 42.5%, practically in line with the increase in the Gross Margin and despite the +46.9% rise in Net Operating Expenses as a result of the new capacity brought on line. The EBITDA margin remains at levels of about 80%. In addition, the contribution of Renewables to


Contribution to EBITDA
+8.3%
+12.0%
+14.0%
9M '04
9M '05
9M '06



total EBITDA of the Group has continued to trend up, rising to 14%.

- EBIT is up 49.3% to 274.3 million euros, reflecting a 30.5% increase in Amortisation and Provisions, with 23.4% of new additional installed capacity brought online over the period.

- Net Operating Expenses can be broken down as follows:

€ million	9M 2006	vs. 2005
Net personnel expenses	18.2	85.7%
Personnel	21.6	60.0%
In-house work on fixed assets	(3.4)	-8.1%
Net External Services	80.4	40.3%
External Services	85.9	42.2%
Other operating revenues	(5.5)	77.4%
TOTAL	98.6	46.9%

- The key operating figures for this business are as follows:

RENEWABLES € million	9M 2006	vs. 2005
Net Sales	514.2	+43.2%
Gross Margin	514.2	+43.2%
EBITDA	410.1	+42.5%
EBIT	274.3	+49.3%

1.4 Distribution

a) Gross Margin

The Gross Margin on the Distribution business is down 28.9% as a result of the following factors:

- -153 million euros for the provisional negative impact resulting from the application of RD 3/2006 of 24 February.

- Negative impact from deviations of -167 million euros resulting from differences between real and standard costs.

- Positive impact of 23 million euros reflecting the increase in remuneration for regulated activities in line with the tariffs plan (RD 1556/2005).

€ MM	1T 2006	2T 2006	3T 2006	9M 2006	% vs. 9M 2005*
Gross Margin	262.1	159.0	221.4	642.5	-28.9
Impact of RDL 3/2006	-47.6	-116.2	10.5	-153.3	
Impact of deviations	N/A	-43.0	-124.0	-167.0	
EBITDA	113.4	9.2	70.9	193.5	60.5
EBIT	50.0	-39.9	21.1	31.2	90.9

* 9 M 2005 results standardised including e 110,0 million measured in Non-Energy.

** Does not include e 22,4 million of regulated activities in gas business.

The recurrent Gross Margin, i.e. not factoring in the impact of RDL 3/2006 and excluding the effects of non-regulated activities over the first nine months of 2006, comes out at 940.5 million euros, up 4.0% compared with 2005, basically in line with the increase in remuneration of the regulated business.

b) Operating Profit/EBIT:

EBITDA on Distribution is down 60.5%, reflecting the downturn on the Gross Margin combined with an 28.5% increase in Taxes, not offset by the efficiency improvements achieved on Net Operating Expenses, which limits its growth to 5%.

- Net Operating Expenses can be broken down as follows:

€ million	9M 2006	vs. 2005
Net personnel expenses	**158.1**	**16.9%**
Personnel	212.9	13.6%
In-house work on fixed assets	(54.8)	5.0%
Net External Services	**212.1**	**-2.5%**
External Services	264.9	-3.8%
Other operating revenues	(52.8)	-8.7%
TOTAL	**370.2**	**5.0%**

The improvement in efficiency achieved, limiting growth in Net Operating Expenses to 5%, is primarily due to efforts to keep External Services under control, with these costs down -2.5%. Of special note is the limited growth in Personnel Costs, up 16.9%, factoring in the costs resulting from the impact of employees energy and the additional cost for transferring part of the workforce from the Supply business, not registered 2005.

Amortisation and Provisions are up 10.2%, to 162.3 million euros.

- The key operating figures for this Business are as follows:

DISTRIBUTION € million	9M 2006	vs. 2005
Net Sales	643.4	-28.8%
Gross Margin	642.5	-28.9%
EBITDA	193.4	-60.5%
EBIT	31.1	-90.9%

1.5 Corporation

This basically includes eliminations of inter-group expenses between the corporation and the different businesses.

2. INTERNATIONAL BUSINESS

a) Gross Margin

Net Sales from **International** have increased 20.2% to reach 1,668.9 million euros. Mexico, with a 57.7% contribution, is the area that makes the greatest relative contribution, also displaying growth of 10.4% thanks to increases in production and plant availability. It is also notable that there has been an increase in Net Sales in Brazil by 36.6%, essentially resulting from an increase in demand and tariff adjustments, as well as a favourable change in the currency exchange rate with the Brazilian real in this period.

In International Business, the Gross Margin is up 31.6% (+160.1 million euros) to 666.5 million euros. The change in the overall Gross Margin for the Latin America region can be broken down as follows:

- Increase in the Gross Margin (functional currency): 600 million euros.

- Exchange rate impact: 66.5 million euros in total, mainly from the increase in value of the Brazilian currency in relation to the euro (+14.7%).

In **Mexico/Guatemala**, the Gross Margin amounted to 230.3 million euros (+21.6%). This



increase is basically due to the full contribution to the results of the combined cycle of La Laguna (500 MW), as a result of its entry into operation and to the significant improvements in efficiency and availability of the combined cycle plants, totalling a 15.7% output increase in the area. In addition the dollar appreciated by 1.9%, which created an effect equivalent to 4.5 million euros.

In **Brazil**, the Gross Margin showed an improvement of 37.6% (to 436.2 million euros), thanks to a greater contribution from distribution businesses arising from growth in demand (+4.1%), tariff adjustments and revisions and the larger contribution of the Generation business. The revaluation of the real in relation to the euro (14.7%), with a positive effect of 62 million euros, is also noteworthy.

b) Operating Profit/EBIT

In International Business, EBIT increased 49.1% to 392.8 million euros, as a consequence of the increase in EBITDA (35.1%) and the stabilisation of amortisation, which was at practically the same levels as in the same period in 2005. In local currencies, growth of EBITDA is 22%.

EBITDA registers growth of 23.9% in Mexico, mainly as the result of greater activity in Generation because of the increasing contribution from the La Laguna combined cycle and the improvement in efficiency and availability of the region's combined cycles. In South America there was a rise of 42.3% due to the change already described in Gross Margin and efficiency increase. Thus, total EBITDA growth in International Business comes out at 35.1%.

The EBITDA per region and business is broken down as follows:

• *Mexico-Guatemala*

Million euros	9M 2006	vs. 2005
Generation	135.1	+34.3%
Distribution	45.2	+0.6%
TOTAL	180.3	+23.9%

• *South America*

Million euros	9M 2006	vs. 2005
Generation	69.9	+54.3%
Distribution	251.1	+38.5%
TOTAL	321.0	+42.3%

- The change in Net Operating Expenses for the entire Latin America region can be broken down as follows:

Million euros	9M 2006	vs. 2005
Net personnel expenses	59	26.3%
Personnel	70.8	26.4%
In-house work on fixed assets	(11.8)	26.9%
Net External Services	100.2	19.0%
External Services	126.4	22.5%
Other operating revenues	(26.2)	37.9%
TOTAL	159.2	21.6%



The 21.6% increase in Net Operating Expenses was affected by the impact of the evolution in the exchange rate. Once this effect is deducted, this item grows by only 8.8%.

This can be broken down by region as follows:

Million euros	9M 2006	vs. 2005
Mexico/Guatemala	**49.7**	**13.7%**
Net Personnel Expenses	11.1	13.3%
Net External Services	38.6	13.9%
South America	**109.5**	**25.6%**
Net Personnel Expenses	47.9	29.8%
Net External Services	61.6	22.5%
TOTAL	159.2	21.6%

- Amortisation and Provisions stabilise at practically the same levels as in the same period in 2005.

The key operating figures for this business are as follows:

INTERNATIONAL (Million euros)	9M 2006	vs. 2005
Net Sales	1,668.9	20.2%
Gross Margin	666.5	31.6%
EBITDA	501.3	35.1%
EBIT	392.8	49.1%

3. NON-ENERGY BUSINESSES

a) Gross Margin

Net Sales from Other Businesses grew 12% to 1,060.2 million euros, as an effect of activity in Engineering and Services, contributing with 345.2 to Net Sales, and the contribution made by IBV, which had notable growth, while Iberdrola Inmobiliaria showed growth in line with the seasonal nature of its business.


Gross Margin (€MM)
+13.5%
112.2
127.4
9M 2005
9M 2006

Gross Margin rose to 455.9 million euros, maintaining the same levels for the same period in 2005 in spite of the seasonality in the Real Estate and Engineering businesses. It can be broken down as follows:

Million euros	9M 2006	vs. 2005
Engineering and Services	127.4	+13.5%
IBERDROLA Inmobiliaria	77.9	-29.7%
IBV Corporation	105.2	+2.4%
Other services	145.4	+8.6%
TOTAL	455.9	-0.8%

The increase of 15.2 million euros in Engineering and Services was basically due to the margin



recorded by Third Parties Services. The increase in Other Services derives from including business activities here that, up to the third quarter of 2005, were included in the Distribution business and which, since the end of fiscal year 2005, have been accounted following the criterion of the 2005 Legal Report.

b) Operating Profit/EBIT

- IBV Corporation, which is consolidated by proportional consolidation according to IFRS, has contributed 24.5 million euros (+45.8%) through its various industrial businesses.



EBITDA Breakdown %
Other services: 41.1%%
Engineering: 27.0%
Real Estate: 22.4%
IBV: 9.5%

- The EBITDA of Iberdrola Engineering and Services contributed 69.3 million euros.

- The contribution made by Other Services was 105.2 million euros, which was influenced by changes in the accounting criterion already referred to under Gross Margin.

- The contribution made by Real Estate was 57.3 million euros, which follows the seasonal trend visible under Gross Margin, to which must be added growth in Net Operating Expenses, particularly in relation to External Services linked to projects on the portfolio. Its evolution is in line with what was budgeted for 2006, with various transactions pending closure in the fourth quarter of the fiscal year.

The key operating figures for this business are as follows:

€ million	9M 2006	vs. 2005
NET SALES	1,060.2	+12.0%
GROSS MARGIN	455.9	-0.8%
EBITDA	256.3	-15.0%
EBIT	208.1	-16.0%

The main items for **IBERDROLA Inmobiliaria** at the end of the first nine months of fiscal year 2006 are the following:

- **IBERDROLA Inmobiliaria** business data:

PORTFOLIO OF BUILDABLE AREA RESIDENTIAL USE (m²)	
Total	**1,544,417**
Under construction	**145,120**
Under management	**397,389**
In planning	**1,001,908**

PORTFOLIO OF BUILDABLE AREA COMMERCIAL USE (m²)	
Total	**536,608**
Under construction	**3,279**
Under management	**245,079**
In planning	**288,250**



- **IBERDROLA Inmobiliaria** balance sheet data:

	Million euros
TOTAL ASSETS	1,671
INTANGIBLE FIXED AND INVESTMENT ASSETS	579
CURRENT ASSETS	1,039
SHAREHOLDERS' EQUITY	644
FINANCIAL DEBT	65

- **IBERDROLA Inmobiliaria** income statement data:

	Million euros	Vs 2005
NET SALES	150.3	-44.7%
GROSS MARGIN	77.9	-29.6%
EBITDA	57.3	-41.9%
EBIT	52.9	-44.8%
Non Current Assets	42.7	N/A
Net	59.1	+12.8%

Balance sheet

January – September 2006

	Million Euros	vs. Dec. 2005
TOTAL ASSETS	32,787	7.6%
TANGIBLE & INTANGIBLE FIXED ASSETS	21,856	2.4%
LONG-TERM INVESTMENTS	2,451	50.3%
SHAREHOLDERS' EQUITY	10,304	9.4%
ADJUSTED NET DEBT	14,325	17.3%

At 30 September 2006, IBERDROLA´s total assets came to 32,787 million euros, highlighting the maintenance of its strong capital position even taking into account the important investments made in the period (1,929 million euros).

The leverage ratio in September 2006 was 58.6%, compared to 56.5% resgistered in December 2005. Taking into account the financing of the tariff insufficiency, adjusted leverage ratio in September 2006 is 54.9% (53.6% in December 2005), close to the 54.8% equivalent registered in September 2005.

In this sense, the adjusted financing of the tariff insufficiency corresponding to IBERDROLA amounts 1,768 million euros by September 2006, with 1,341 million euros already recognized for 2005.

Analysis of the Balance Sheet

1. FIXED ASSETS

Investments in the period from January to September 2006 totalled 1,929 million euros, broken down as follows:

	Jan-Sep 2006	%
Spain	1,134	58.8%
Generation	270	
Renewables	168	
Distribution	309	
Other	387	
Mexico	157	8.2%
Generation	147	
Distribution	10	
South America	108	5.6%
Generation	7	
Distribution	101	
Other International	530	27.5%
TOTAL	1,929	100%


Investment (Jan-Sep 2006)
Generation: 58.1%%
Distribution: 21.8%
Others: 20.1%%

With respect to investments in Spain, those made on core business activities stand out, totalling



747 million euros, broken down as follows:

- 270 million euros on the Generation Business.
- 168 million euros on the Renewables Business.
- 309 million euros on the Distribution Business.

In "Others", included in the chapter Spain, it is worth to mention the operation carried out in June 2006 by which IBERDROLA increased its stake in Gamesa, by buying such stake to Corporación IBV.

Investments in Mexico were mainly focused on both the combined cycles of Tamazunchale and Altamira V and VI, with 84 and 25 million euros respectively. In Brazil investments have primarily been made in distribution, mostly financed through funds generated in Brazil.

Under the heading "International: Other", the following investments are basically included:

- **Increased stake in the share capital of Energías de Portugal (EDP) up to 9.5%.**
- **Renewables outside of Spain** (207 million euros), basically for the projects in the United States, France and Brazil.

2. SHARE CAPITAL

Share Capital as at 30 September 2006 was comprised of **901,549,181 bearer shares** with a par value of €3 each.

The General Shareholders' Meeting held last 30 March approved the distribution of a total dividend of 0.885 euros per share charged against fiscal year 2005, representing an increase of 15.2% per share over the dividend paid in 2005. This ratified the commitment assumed by IBERDROLA to increase remuneration to shareholders in line with the growth in Net Profit.

On 2 January 2006 an interim dividend was paid against fiscal year 2005 in the amount of 0.367 euros per share, and on 3 July 2006 a supplementary dividend of 0.518 euros per share was paid.

3. FINANCIAL DEBT

Adjusted net financial debt totalled 14,325 million euros at the end of September, and the financial leverage stood at 58.6%. Taking into account the financing of the tariff insufficiency, which at September 2006 amounted, in the case of IBERDROLA, 1,768 million euros (1,341 million euros already recognised for 2005 and 427 million euros accrued in the first nine months of 2006), net financial debt would be of 12,557 million euros and the leverage would stand at 54.9%

It is worth highlighting the reduction in the average cost of debt of the Company, that in September 2006 was 4.39%, 17 basis points

lower than the one registered in September 2005, despite the upward trend in interest rates.

The debt structure can be broken down by currency and interest rate as follows:

	September 2006	September 2005
EURO	87.0%	86.5%
DOLLAR	8.2%	8.1%
REAL	4.4%	5.1%
OTHER CURRENCIES	0.4%	0.3%
FIXED RATE	51%	53%
CAPPED	9%	11%
FLOATING RATE	40%	36%

In line with the policy to minimise financial risks on debt, foreign currency risks have continued to be mitigated through the financing of investments in Latin America in local currencies (the real, in the case of Brazil) or in their functional currencies (the dollar, in the case of Mexico).

The debt structure per company is shown in the following table:

	September 2006	September 2005
IBERDROLA S.A.	86.0%	84.4%
MEXICO	3.8%	5.0%
SOUTH AMERICA	4.2%	5.6%
RENEWABLES	3.5%	2.6%
IBERDROLA INMOBILIARIA AND OTHER	2.5%	2.4%
TOTAL	100%	100%

Debt can be broken down by product type as follows:

	September 2006	September 2005
Euro bonds	36.8%	33.4%
US PP	4.3%	3.5%
Other Bonds	3.1%	5.0%
Domestic commercial paper	6.3%	3.8%
Euro commercial paper (ECP)	6.1%	5.6%
Euro loans	36.4%	39.9%
Loans in other currencies	7.0%	8.8%
TOTAL	100%	100%

In addition, as a result of the active refinancing policy followed by IBERDROLA, despite of having passed one year, the average life of the debt has been increased from 4.9 years in September of 2005 to 5.0 years in September of 2006.


Average debt life (years)
4.9
5.0
Sep-05
Sep-06

Lastly, the change in **financial leverage** has been as follows:


IBERDROLA

MM€	September 2006	December 2005	September 2005
Shareholders' equity	10,304	9,415	9,463
Gross debt	15,212	13,111	12,889
Capitalized derivatives	81	90	119
Short term financial assets	300	601	266
Cash	255	215	179
CNE settlements adjustements	251	0	0
Adjusted Net Debt	14,325	12,211	12,325
Leverage*	58.2%	56.5%	56.6%

* Without the effect of the tariff insufficiency, adjusted leverage is 54.9% in September2006, close to the 54.8% registered in September 2005 (53.6% in December 2005).

4. WORKING CAPITAL

Net Working Capital rose to 1,574 million euros, representing an increase of 1,494 million euros in relation to the 80 million euros recorded at the end of fiscal year 2005. This increase is broken down as an increase of 724 million euros in Current Assets, mainly due to the financing of the tariff insufficiency and an increase in the inventories, and a decrease of 770 million euros in Current Liabilities, basically caused by a decrease of the accounts to be paid by Renewables and a reduction in Supply procurements.

5. FUNDS GENERATED FROM OPERATIONS

In September 2006 Funds Generated from Operations amounted to €1,949.6 million, reflecting an increase of 17% compared to September 2005.

In the last quarterly review by Moody´s agency, the rating of "Excellent" for liquidity, granted in June 2005, was maintained.

Breakdown of business contribution to Profits, Losses and Assets

	Sales	Operating Profit	Net Profit	Assets
Business Spain	79.5%	80.3%	80.8%	85.0%
Business International	20.5%	19.7%	19.2%	15.0%
TOTAL	100%	100%	100%	100%



Income Statement
First nine months 2006
(Unaudited)

Million Euros

	January-September 2006	January-September 2005	%
SALES	8,152,7	8,441.0	(3.4)
PROCUREMENTS	(3,644.2)	(4,822.0)	(24.4)
EMISSION ALLOWANCES	(223.9)	(121.3)	84.6
GROSS MARGIN	**4,284.6**	**3,497.7**	**22.5**
EMISSION ALLOWANCES	22.1	100.1	(77.9)
NET OPERATING EXPENSES	**(1,223.5)**	**(1,065.3)**	**14.9**
Net Personnel Expenses	**(631.7)**	**(593.5)**	**6.4**
Personnel	(756.7)	(715.9)	5.7
In-house Work on fixed assets	125.0	122.4	2.1
Net External Services	**(591.8)**	**(471.8)**	**25.4**
External services	(722.9)	(604.9)	19.5
Other operating revenues	131.1	133.1	(1.5)
TAX	(148.3)	(139.2)	6.5
EBITDA	**2,934.9**	**2,393.3**	**22.6**
AMORTISATION & PROVISIONS	(937.9)	(749.5)	25.1
EBIT	**1,997.0**	**1,643.8**	**21.5**
TOTAL FINANCIAL REVENUES	272.4	222.9	22.2
Financial revenues	193.4	144.2	34.1
Positive exchange rate differences	14.6	28.1	(48.0)
Capitalised financial expenses	64.4	50.6	27.3
TOTAL FINANCIAL EXPENSES	(644.0)	(521.5)	23.5
Interest expenses	(479.4)	(425.2)	12.7
Negative Exchange Rate Differences	(8.4)	(18.6)	(54.8)
Pension Funds	(23.8)	(19.4)	22.7
Change in provisions for short term financial investments	(1.9)	(2.0)	N/A
Other financial expenses	(130.5)	(56.3)	131.8
RESULTS OF COMPANIES CARRIED BY EQUITY METHOD	46.6	35.7	30.5
INCOME FROM NON-CURRENT ASSETS	178.1	30.0	493.7
PROFIT BEFORE TAXES	**1,850.1**	**1,410.9**	**31.1**
Corporate income tax	(590.6)	(414.3)	42.6
Minorities	(23.1)	(12.6)	83.3
NET PROFIT	**1,236.4**	**984.0**	**25.7**


IBERDROLA

Balance Sheet
First nine months 2006
(Unaudited)

Million Euros

	September 2006	December 2005	Change
FIXED ASSETS	**24,306**	**22,972**	**1,334**
Tangible fixed assets	20,918	20,493	425
Intangible fixed assets	937	849	88
Long-term financial investments	2,451	1,630	821
DEFERRED TAX	**1,022**	**1,356**	**(334)**
NON-CURRENT ACCOUNTS RECEIVABLE	**2,053**	**1,469**	**584**
CURRENT ASSETS	**5,406**	**4,682**	**725**
Nuclear fuel	232	212	20
Inventories	1,081	848	233
Accounts receivable	2,455	2,324	131
Taxes receivable	869	420	449
Short term financial assets	514	643	(129)
Expenses paid in advance		26	(26)
Cash and equivalents	255	208	47
TOTAL ASSETS	**32,787**	**30,479**	**2,309**

Million Euros

	September 2006	December 2005	Change
SHAREHOLDERS' EQUITY	10,304	9,415	889
Capital Stock	2,705	2,705	
Reserves and other	6,213	5,513	700
Profit and Loss	1,236	1,382	(146)
Interim dividend		(331)	331
Minority shareholders	150	147	3
LONG-TERM PROVISIONS	**1,537**	**1,379**	**158**
DEFERRED INCOME	**773**	**676**	**98**
FINANCIAL DEBT	**15,212**	**13,111**	**2,101**
OTHER LONG-TERM LIABILITIES	**969**	**958**	**11**
OTHER SHORT-TERM LIABILITIES	**3,832**	**4,602**	**(770)**
PAYABLE TO CO. CARRIED BY EQUITY METHOD	**160**	**338**	**(178)**
TOTAL LIABILITIES	32,787	30,479	2,309



Results by Business

First nine months 2006 (Unaudited)

Million Euros

	Domestic energy	Internat. Bus.	Non-Energy
Net Sales	5,423.5	1,668.9	1,060.2
Procurements	(2,037.4)	(1,002.4)	(604.3)
EMISSION ALLOWANCES	(223.9)		
Gross Margin	**3,162.2**	**666.5**	**455.9**
EMISSION ALLOWANCES	22.1		
NET OPERATING EXPENSES	(870.8)	(159.2)	(193.6)
Net Personnel Expenses	(472.7)	(59.0)	(100.1)
Personnel	(549.4)	(70.8)	(136.5)
In-house Work on fixed assets	76.7	11.8	36.4
Net External Services	(398.1)	(100.2)	(93.5)
External services	(488.3)	(126.4)	(108.2)
Other operating revenues	90.2	26.2	14.7
TAX	(136.2)	(6.0)	(6.0)
EBITDA	**2,177.3**	**501.3**	**256.3**
Amortisation & Provisions	(781.2)	(108.5)	(48.2)
EBIT/Operating Profit	**1,396.1**	**392.8**	**208.1**
Financial Result	(292.6)	(65.7)	(13.3)
Companies using equity method	(0.1)	5.1	41.5
Income from non-current assets	113.2	(1.1)	66.1
Profit before taxes	**1,216.6**	**331.1**	**302.4**
Corporate income tax and minority interests	(451.9)	(93.1)	(68.7)
Net Profit	**764.7**	**238.0**	**233.7**

First nine months 2005 (Unaudited)

Million Euros

	Domestic energy	Internat. Bus.	Non-Energy
Sales	6,105.7	1,388.9	946.4
Procurements	(3,452.6)	(882.5)	(486.9)
EMISSION ALLOWANCES	(121.3)		
GROSS MARGIN	**2,531.8**	**506.4**	**459.5**
EMISSION ALLOWANCES	100.1		
NET OPERATING EXPENSES	(780.3)	(130.9)	(154.2)
Net Personnel Expenses	(457.6)	(46.7)	(89.2)
Personnel	(531.9)	(56.0)	(127.9)
In-house Work on fixed assets	74.3	9.3	38.7
Net External Services	(322.7)	(84.2)	(65.0)
External services	(418.9)	(103.2)	(82.8)
Other operating revenues	96.2	19.0	17.8
Tax	(131.1)	(4.4)	(3.6)
EBITDA	**1,720.5**	**371.1**	**301.7**
Amortisation & Provisions	(587.9)	(107.7)	(53,9)
EBIT/Operating Profit	**1,132.6**	**263.4**	**247.8**
Financial Result	(211.1)	(79.0)	(8.5)
Companies using equity method	(0.9)	7.0	29.5
Income from non-current assets	25.5	(0.6)	5.1
Profit before taxes	**946.1**	**190.8**	**273.9**
Corporate income tax and minority interests	(301.0)	(46.6)	(79.3)
Net Profit	**645.1**	**144.2**	**194.6**



Domestic Energy Business

First nine months 2006 (Unaudited)

Million Euros

	GENER.	WIND	DISTRIB.	SUPPLY & GAS	ESTRUCT.
Sales	3,651.8	514.2	643.4	1,840.5	(1,226.5)
Procurements	(1,452.3)		(0.9)	(1,804.6)	1,220.4
Emission allowances	(223.9)				
GROSS MARGIN	**1,975.6**	**514.2**	**642.5**	**35.9**	**(6.1)**
EMISSION ALLOWANCES	22.1				
NET OPERATING EXPENSES	(357.7)	(98.6)	(370.2)	(41.4)	(2.9)
Net personnel expenses	(158.3)	(18.2)	(158.1)	(22.6)	(115.3)
Personnel	(172.5)	(21.6)	(212.9)	(22.6)	(119.7)
In-house Work on fixed assets	14.2	3.4	54.8		4.4
Net External Services	(199.4)	(80.4)	(212.1)	(18.8)	112.4
External services	(240.2)	(85.9)	(264.9)	(25.6)	128.2
Other operating revenues	40.8	5.5	52.8	6.8	(15.8)
Tax	(53.8)	(5.5)	(78.9)	4.1	(2.1)
EBITDA	**1,586.2**	**410.1**	**193.4**	**(1.4)**	**(11.1)**
Amortizations, provisions and other	(297.4)	(135.8)	(162.3)	(5.3)	(180.4)
EBIT/Operating Profit	**1,288.8**	**274.3**	**31.1**	**(6.7)**	**(191.5)**
Financial Result	(67.7)	(40.0)	(68.3)	3.3	(119.6)
Companies using equity method	(1.8)		1.8	(0.1)	
Income from non-current assets	1.1	(0.3)	100.2		12.1
PROFIT BEFORE TAXES	**1,220.4**	**234.0**	**64.8**	**(3.5)**	**(299.0)**
Corporate income tax and minority interests	(416.0)	(91.6)	14.2	1.0	40.4
NET PROFIT	**804.4**	**142.4**	**79.0**	**(2.5)**	**(258.6)**

First nine months 2005 (Unaudited)

Million Euros

	GENER.	WIND	DISTRIB.	SUPPLY & GAS	STRUCT.
Net Sales	2,557.5	359.1	904.0	2,581.8	(296.6)
Procurements	(1,149.1)			(2,590.7)	287.2
Emission allowances	(121.3)				
GROSS MARGIN	**1,287.1**	**359.1**	**904.0**	**(8.9)**	**(9.4)**
EMISSION ALLOWANCES	100.1				
NET OPERATING EXPENSES	(305.4)	(67.1)	(352.7)	(82.0)	26.8
Net personnel expenses	(148.9)	(9.8)	(135.2)	(46.5)	(117.3)
Personnel	(165.3)	(13.5)	(187.4)	(46.9)	(118.9)
In-house Work on fixed assets	16.4	3.7	52.2	0.4	1.6
Net External Services	(156.5)	(57.3)	(217.5)	(35.5)	144.1
External services	(201.3)	(60.4)	(275.3)	(64.3)	182.4
Other operating revenues	44.8	3.1	57.8	28.8	(38.3)
Taxes	(45.7)	(4.2)	(61.4)	(18.4)	(1.3)
EBITDA	**1,036.1**	**287.8**	**489.9**	**(109.3)**	**16.1**
Amortisation, provisions and other	(293.0)	(104.1)	(147.3)	(46.3)	2.7
EBIT/Operating Profit	**743.1**	**183.7**	**342.6**	**(155.6)**	**18.8**
Financial Result	(71.8)	(46.0)	(46.7)	(30.6)	(15.9)
Companies using equity method	(3.0)	0.3	1.8	(27.6)	27.5
Income from non-current assets	0.1		(0.4)	(28.0)	53.8
PROFIT BEFORE TAXES	**668.4**	**138.0**	**297.3**	**(241.8)**	**84.2**
Corporate income tax and minority interests	(232.7)	(51.9)	(85.3)	18.7	50.2
NET PROFIT	**435.7**	**86.1**	**212.0**	**(223.1)**	**134.4**



2006 quarterly results

Million Euros

	JAN-MAR 2006	APR-JUN 2006	JUL-SEP 2006
NET SALES	2,978.4	2,518.2	2,656.1
PROCUREMENTS	(1,377.1)	(1,119.4)	(1,147.7)
EMISSION ALLOWANCES	(107.4)	(46.9)	(69.6)
GROSS MARGIN	**1,493.9**	**1,351.9**	**1,438.8**
EMISSION ALLOWANCES	6.2	7.0	8.9
NET OPERATING EXPENSES	(391.2)	(446.0)	(386.3)
TAX	(52.3)	(53.1)	(42.9)
EBITDA	**(1,056.6)**	**859.8**	**1,018.5**
AMORTISATION & PROVISIONS	(268.2)	(259.7)	(410.0)
EBIT	**788.4**	**600.1**	**608.5**
TOTAL FINANCIAL REVENUES	40.7	129.5	102.1
TOTAL FINANCIAL EXPENSES	(204.1)	(239.7)	(200.2)
RESULTS OF COMPANIES BASED ON EQUITY METHOD	4.1	8.4	34.1
INCOME ON NON-CURRENT ASSETS	1.6	151.0	25.5
PROFIT BEFORE TAXES	**630.7**	**649.3**	**570.0**
CORPORATE INCOME TAX	(221.6)	(226.7)	(142.3)
MINORITIES	(5.9)	(8.1)	(9.1)
NET PROFIT	**403.2**	**414.6**	**418.6**

2005 quarterly results

Million Euros

	JAN-MAR 2005	APR-JUN 2005	JUL-SEP 2005
NET SALES	2,740.0	2,718.7	2,982.3
PROCUREMENTS	(1,471.7)	(1,573.7)	(1,776.6)
EMISSION ALLOWANCES	(42.1)	(36.5)	(42.7)
GROSS MARGIN	**1,226.2**	**1,108.5**	**1,163.0)**
EMISSION ALLOWANCES	34.4	29.8	35.9
NET OPERATING EXPENSES	(342.3)	(356.2)	(357.8)
TAX	(47.1)	(47.8)	(44.3)
EBITDA	**871.2**	**725.3**	**796.8)**
AMORTISATION & PROVISIONS	(237.9)	(247.1)	(264.5)
EBIT	**633.3**	**478.2**	**532.3**
TOTAL FINANCIAL REVENUES	58.0	97.8	67.1
TOTAL FINANCIAL EXPENSES	(165.3)	(186.6)	(169.6)
RESULTS OF COMPANIES BASED ON EQUITY METHOD	16.0	9.2	10.5
INCOME ON NON-CURRENT ASSETS	(2.4)	27.8	4.6
PROFIT BEFORE TAXES	**539.6**	**426.4**	**444.9**
CORPORATE INCOME TAX	(188.2)	(117.7)	(108.4)
MINORITIES	(4.8)	(2.3)	(5.5)
NET PROFIT	**346.6**	**306.4**	**331.0**



Statement of origin and use of funds
First nine months 2006 (Unaudited)

Million Euros

	January-Sept. 2006	January-Sept. 2005	Difference
EBIT	1,997	1,644	353
Amortisation	761	723	38
Provisions	177	27	150
Applications to pension funds	20	41	(21)
Operating Cash Flow	**2,955**	**2,435**	**520**
Interest paid	(620)	(489)	(131)
Interest received	272	223	49
Dividends received from affiliates	3	6	(3)
Minority interests	(23)	(13)	(10)
Taxes	(564)	(410)	(154)
Gross Cash Flow	**2,023**	**1,752**	**271**
Dividends paid	(798)	(692)	(106)
Retained Cash Flow	**1,225**	**1.060**	**165**
Investments	(1,929)	(1,354)	(575)
Fixed asset disposals	23	0	23
Financial asset disposals	130	44	86
Taxes on investment	(27)	(4)	(23)
Pension payments and other	(124)	(79)	(45)
Total Cash Flow Applications	**(1,927)**	**(1,393)**	**(534)**
Capital subsidies received	80	84	(4)
Change in working capital	(1,599)	(1,370)	(229)
Change in debt	2,221	1,619	602
FX Impact	(120)	165	(285)
Change in Gross Debt	**2,101**	**1,784**	**317**



Stock Market Developments



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IBERDROLA
IBEX 35
Stoxx Utilities
Euro Stoxx Utilities

IBERDROLA Stock	9M 2006	9M 2005
Number of shares in outstanding	901,549,181	901,549,181
Share price at close of period	35.30	23.25
Average price over period	27.58	20.55
Average daily volume	7,356,948	7,231,582
Maximum volume (27-09-06/29-06-05)	107,435,505	57,939,060
Minimum volume (21-08-06/15-08-05)	1,365,238	917,108
Dividends paid (€)	0.89	0.77
Interim (2 January 2006/3 January 2005)	0.37	0.33
Additional (Payable on 3 July 2006/1 July 2005)	0.52	0.44
Yield per share (Div paid year / price close of previous year)	3.8%	4.1%

IBERDROLA Senior Unsecured Debt Credit Rating		
Agency	**Rating**	**Outlook**
Standard & Poor´s (*)	A+	Negative
Moody´s (*)	A2	Negative
Fitch IBCA	AA-	Negative

(*) By virtue of the agreement for the acquisition of assets signed with Gas Natural and subject to the approval of the pertinent authorities:
- S&P has rated IBERDROLA Senior Unsecured Debt at "credit watch with negative implications"
- Moody´s has rated IBERDROLA Senior Unsecured Debt at "review for a possible downgrade"
- Fitch rated IBERDROLA Senior Unsecured Debt at "credit watch negative (RWN)", after approval by the Spanish government of the tender offer for Gas Natural and Endesa. Later, in February of 2006, it raised its rating from A+ to AA- as a result of a change in its method of analysis



Appendix.- IBERDROLA and Sustainability

The contribution of IBERDROLA to sustainable development is reflected in several social responsibility practices that attend to the needs and expectations of its Interest Groups, with whom the Company maintains a combination of open communication channels and dialogue, which are designed for: communication on goals, activities and successes achieved in the three areas of sustainable development (economic, environmental and social), as well as receiving evaluations and requests from the parties involved.

1. SUSTAINABILITY INDICATORS

Sustainability Indicators	9M 2005	9M 2006
Contribution to GDP (Gross Margin) (*)	0.50%	0.45%
Contribution to GDP (Net Sales) (*)	0.91%	1.04%
Investments in equipment (million euros)	1,316.2	1,345.3
Investments in clean generation (million euros)	336.1	442.5
Net profit (million euros)	984.0	1,236.4
Dividend yield (%)	3.8%	4.1%
CO_2 emissions in the period (gr. CO_2/kWh). CO_2/kWh). Total	269	247
CO_2 emissions in the period (gr. CO_2/kWh). CO_2/kWh). Spain	242	206
Emission-free production: total (GWh)	28,023	31,858
Emission-free production: Spain (GWh)	27,181	30,948
Production free of emissions over total production (%)	45.8%	47.8%
Ratio of emission-free production in Spain to total production (%)	58.4%	62.1%
Total emission-free installed capacity: (MW)	15,757	16,546
Total emission-free installed capacity: (MW)	15,458	16,239
Spain (%) Emission-free installed capacity:	57.8%	59.0%
Spain (%) Emission-free installed capacity:	64.5%	65.6%

(*) First semester 2006. Source: GDP data prepared by INE (latest date published Q2 2006)

NOTE: These indicators have been considered by SAM (Sustainability Asset Management) to be the European benchmark on information concerning Sustainability.

Change in specific emissions in the thermal mix: CO_2, SO_2, particles, and NO_X


CO_2 emission, specific thermal mix Spain
(g/kWh)
583
544
9M 2005
9M 2006


SO_2 emission, specific thermal mix Spain
(g/kWh)
1.90
1.55
9M 2005
9M 2006


Particle emission, specific thermal mix Spain
(g/kWh)
0.14
0.12
9M 2005
9M 2006


NO_2 emission, specific thermal mix Spain
(g/kWh)
1.48
1.40
9M 2005
9M 2006



2. INDEXES, RATINGS AND AWARDS

Presence of IBERDROLA in indexes and Rankings of Sustainability, Reputation, and Corporate Governance	
Sustainability	**Rating/Situation**
Dow Jones Sustainability World Index 06	74 points/Sustainability Leaders Group
Dow Jones Sustainability Stoxx Index 06	74 points/Sustainability Leaders Group
Climate Leadership Index	Only utility in Spain to be included in the index
OEKOM	B- / Group of leaders: top Spanish company and among the top 3 in the Worldwide Utilities category
Global 100 Most Sustainable Corporations in the World	IBERDROLA among the 100 most sustainable companies in the world
Pacific Sustainability Index (PSI)	Group of leaders: Among the top 3 in the Energy & Utilities Sectors category
Carbon Disclosure Project	Best in class of Climate Leadership Index 2006. Only utility in Spain to be included in the index.
BusinessWeek, Climate Group	Group of leaders: Among the top 3 in the ranking of most outstanding companies in the management of greenhouse gases and ranked among the top 10 companies in the world contributing most to the reduction of greenhouse gases with leadership in environmental management in the last 10 years
INNOVEST	Included in Group 5 "Best in class" of utilities sector
VIGEO	Qualification from neutral to positive in main categories
CR- Risk Premium Survey. University of Hamburg & SRI Deutsche Bank	30.5 points. IBERDROLA in leading Group in utilities
EIRIS- evaluator of FTSE4GOOD	IBERDROLA is in the process of evaluation
Corporate reputation	
MERCO 2006	Leading in Energy, Gas & Water sector
Corporate governance	
FTSE ISS Corporate Governance Index (CGI)	IBERDROLA has been included in the index

Acknowledgements

IBERDROLA selected as the best European electricity company in investor relations, according to the IIRG

For analysts, IBERDROLA is the best electricity company in investor relations and the best Spanish company in this group, as taken from the results of a survey carried out by the prestigious Institutional Investor Research Group (IIRG) for the European Investor Relations Study. Ignacio Galán, CEO of IBERDROLA, has been chosen best CEO in the sector of European utilities for the fourth year in a row, and analysts have recognised the Company's leadership in two other categories of the survey: best CFO (José Sainz Armada) and best Investor Relations Manager (Ignacio Cuenca).

3. ENVIRONMENTAL COMPROMISE AND RESPONSIBLE SOCIAL INVESTMENT

Assessment by Analysts and Investors on Socially Responsible Investment

IBERDROLA becomes the only Spanish electricity company in the 'Climate Leadership Index' because of its climate change strategy

IBERDROLA has become the only Spanish electricity company in the 'Climate Leadership Index', after being named Best in Class in its sector worldwide because of its consistent climate change strategy. IBERDROLA's inclusion for the second year in a row in this selective index, which includes only the 50 best companies in the world, is a response to IBERDROLA's fourth participation in the Carbon Disclosure Project (CDP).

This study, which was driven by 225 international investors who manage USD 31.5 billion in assets, evaluates 10 key aspects of the initiatives adopted by companies to slow climate change. IBERDROLA was evaluated not just on its current strategy, one pillar of which is the defence of the environment and emphasis on sustainable development, but also for the appropriate evaluation of the risks and opportunities that are derived from climate change in its activities, as well as on the quality and effectiveness of its plans for reducing the emission of greenhouse gases.

IBERDROLA was the pioneering Spanish electricity company advocating that the objectives set under the Kyoto Protocol should be met. In the opinion of the Company, the electricity sector, in contrast with the other industrial sectors included in the European Directive on Emissions Trading, is the only sector that has the potential technology to reduce emissions and the ability to internalise the costs of emissions without affecting its competitiveness.

Dow Jones Dow Jones Sustainability World and Stoxx Index 06

IBERDROLA was included in the Dow Jones Sustainability World and the Dow Jones Sustainability Stoxx Index 06, with 74 points, which is only three points behind the leader



(at 77 points), and well above the average, which is around 60 points.

IBERDROLA has been included in this Index continuously since its founding in 2000. Only two other companies in the sector "Electric Utilities" (Companhia Energetica de Minas Gerais and Transalta) have been included in the Index continuously for this period, while 23 companies in the sector have entered and left at various times.

Action taken and investment to reduce emissions

IBERDROLA, the first Spanish firm to negotiate Joint Application projects to fulfil Kyoto

IBERDROLA has become the first Spanish firm to negotiate Joint Application (JA) mechanisms to facilitate compliance with the Kyoto Protocol, after starting the procedure with two wind farms in Poland. In particular, this refers to the farms that the company is building in Poland known as Malbork and Kisielice, with an installed capacity of 18 and 40.5 MW and that will start operation at the end of 2006 and beginning of 2007, respectively. These installations will enable reduction of the emission into the atmosphere of more than 93,000 tonnes of CO_2 annually.

As a first step, the Designated National Authority (DNA) has already certified that IBERDROLA has sufficient capacity to carry out wind energy and AC energy projects under Art. 6 of the Kyoto Protocol, a formality required by the host country, Poland, for the Company to be able to obtain approvals for both these initiatives.

IBERDROLA will now continue with the remaining phases of the application procedure: validation of the project by an Accredited Independent Entity (AIE), obtaining the approvals from the Spanish DNA, and the final approval from the Joint Application Supervisory Committee (JASC). The AC projects, which are one of the flexible mechanisms being contemplated in order to facilitate compliance with the Kyoto Protocol, enable investment in sustainable projects in countries undergoing transition to the market economy which will reduce CO_2 emissions.

IBERDROLA is reducing nitrogen oxide emissions by 35% at the Velilla thermal plant.

IBERDROLA has been able to reduce nitrogen oxide emission by 35% from the Velilla del Río Carrión (Palencia) thermal plant through installing a system called ABACO which minimises the formation of pollutant products during the combustion process. This system, which has begun operation during the past two years in this 515 MW capacity plant, has represented an investment by IBERDROLA of 1.1 million euros. The Company will invest an additional €700,000 in the second half of 2006 in order to optimise it and improve the performance of the boiler. Thanks to this initiative, with this thermal plant IBERDROLA has managed, two years in advance, to comply with the 2008 limits established for major electric combustion plants.



4. CONTRIBUTION TO SOCIAL DEVELOPMENT

The key events for IBERDROLA in the Jan-Sep period of 2006 for social aspects were as follows:

a) "Education and Training" Programme

- **Promotion of Energy Savings and Efficiency.** An agreement has been made with the Community of Madrid for the development of a plan of action, with the purpose of increasing public awareness as to the rational use of energy and thus being able to achieve more sustainable development.

- **Promotion of Electrical Safety.** IBERDROLA participates in the Renove plan for electrical installations in housing blocks, which has been set up by the Madrid Regional Authority to improve electrical safety, and has already supervised electrical installations in more than 2,000 buildings.

- **Summer courses.** IBERDROLA has sponsored and participated in various Summer Courses at Spanish universities. Special highlights were "Energía Inteligente para el siglo XXI" (Intelligent Energy for the 21st Century), taught at San Benito de Alcántara (University of Extremadura), and the course "Energía y Medio Ambiente: Perspectivas Científico-Técnicas y Sociales" (Energy and the Environment: Scientific and Social Perspectives), at the Polytechnical University of Cartagena (Murcia).

b) Specific Projects

- **"Implica2" Project for the disabled.** What stands out in this quarter is its support for the Council of Castilla - La Mancha, allowing the Asprona organization in Albacete to benefit from the experience of Fundación Lantegi Batuak (which collaborated on "Implica2" in Vizcaya). The ultimate objective of IBERDROLA is to extend this model of support to its other areas of influence.

- **Website accessible for disabled persons.** The new IBERDROLA website has obtained an Accessibility Certificate, at AA level, issued by Technosite (a company belonging to the ONCE Foundation).

- **Volunteers' Day.** IBERDROLA conducted "IBERDROLA Volunteers' Day" workshops in Cáceres and Toledo, in which more than 600 disabled persons from Extremadura participated and Castilla-La Mancha. In this area, the Association of Paraplegics and the Disabled of Cuenca (Aspaym) awarded the "Silla de Oro" prize to IBERDROLA for its support for the disabled.

- **Family Responsibility Business Certificate.** The +Familia Foundation has awarded IBERDROLA its Family Responsibility Certificate according to Regulation 1000-1. The Certificate is valid for three years, during which time annual audits are carried out.

- **Internal Corporate Culture Management Model.** IBERDROLA has launched a project for managing Internal Corporate Culture,



understood as the sum of all shared values, behaviour guidelines, work habits and conduct with organisation members, aimed at supporting the commitments acquired in the Strategic Plan.

c) "Local Economic Development" Programme

- **Regional Advisory Boards.** Meetings have been held of the Consultative Committees for Castilla y León, and the Comunidad Valenciana, which were formed by major industrial and financial groups of these communities.

- **Support for companies in Castilla y León.** IBERDROLA intends to help improve the competitiveness of small businesses in Castilla y León by incorporating participation in the Foro de Empresas and Organizaciones Inductoras de la Excelencia. This forum on innovation and excellence in corporate management was formed as the consultative body of the Council of Castilla y León.

- **Promotion of Corporate Social Responsibility.** IBERDROLA participated in 15 conferences promoting corporate social responsibility practices, presenting the "IBERDROLA model" to business and academic circles. Our Company, together with the BBVA Foundation and the Fundación Entorno, promoted an online course named "RSE+5", which is intended to help small and medium companies to develop sustainable strategies.

d) Art and culture programme

- **Reconstruction and Illumination of Monuments.** The following projects have been implemented to illuminate Spanish cultural monuments: Cathedral and Walls of Ciudad Rodrigo (Salamanca); Prince's Residence, at El Escorial (Madrid); Sanctuary of the Virgen del Rosario de Hellín (Albacete) and the Plaza de Sancho Gracia in Espinosa de los Monteros (Burgos). The exhibition "La Luz de Flandes" was opened in Burgos, and the Company participated in the reconstruction of the "Patio Embajador Vich", which is in the Fine Arts Museum of Valencia.

- **Publications.** The IBERDROLA Foundation has published four new books on culture and the sciences and also two new Guides to assist disabled persons and the socially marginalised.

e) "Solidarity" Programme

- **IBERDROLA Foundation projects.** The IBERDROLA Foundation has committed its support to 11 new social action projects meant for the disabled, immigrants, and other disadvantaged groups.

- **V International Forum of the Alliance of Cities Against Poverty.** IBERDROLA has supported the Comunidad Valenciana in holding this forum, organized jointly by that administration and the United Nations Programme for Development, with the cooperation of the Parliament of Valencia.



5. CORPORATE GOVERNANCE

The highlights for Corporate Governance 1 January to 30 September of 2006 were as follows:

Composition of the Board of Directors

At a meeting held on 26 April 2006 the Board of Directors accepted the resignation of D. Iñigo de Oriol Ybarra and enacted the agreement adopted by the Board at a meeting on 20 April 2005 by which D. José Ignacio Sánchez Galán was appointed as the Chairman of the Board of Directors, and consequently replaced D. Iñigo De Oriol Ybarra as Chairman, while remaining as CEO.

On the same date D. José Antonio Garrido Martínez, D. Javier Herrero Sorriqueta and D. Ignacio de Pinedo Cabezudo also tendered their resignations, thus formalising the appointment as board member, by co-optation and subject to approval or ratification by the General Meeting of Shareholders, of D. Iñigo Víctor de Oriol Ibarra, who is classified as one of the "other external board members".

On 24 May 2006 the Board agreed to accept the resignation of D. César de la Mora Armada, D. Antonio Garay Morenés and D. Antonio Mª de Oriol y Díaz-Bustamante, and also to appoint as Vice-presidents the independents D. Juan Luis Arregui Ciársolo and D. Víctor de Urrutia Vallejo. D. Julián Martínez-Simancas Sánchez was also appointed as Deputy Secretary of the Board.

Finally, at a meeting on 7 June 2006, the resignation of the external board member representing substantial shareholders, D. Jesús María Cadenato Matía, was accepted. Also, by co-optation and subject to the approval or ratification by the General Meeting of Shareholders, the appointment as board members of Dña. Inés Macho Stadler, D. Braulio Medel Cámara and D. José Carlos Pla Royo, (the first two classified as independent board members and the latter as director representing substantial shareholders) was formalised.

As a result, the Board of Directors is currently composed of 15 members, of which only the Chairman is classified as an executive. The remaining 14 directors include 11 independents, 2 representing substantial shareholders and 1 is classified as "other external shareholders".

Details on the identity and category of the Directors, and also the composition of the Executive Board, the Auditing and Performance Board, and the Appointments and Salaried Committee, are available in continuously updated form at *www.iberdrola.com* (information for shareholders and investors / corporate governance / board).

Amendments to the Company Regulations

The General Shareholders' Meeting held on 30 March 2006 ratified the following amendments to the Company's By-laws and the Regulations of the General Shareholders' Meeting:



- Modification of Article 19 of the By-laws and Article 8 of the Regulations of the General Shareholders' Meeting to adapt the wording of both provisions to that established in the First Final Provision of Law 19/2005 of 14 November on European joint stock companies domiciled in Spain, with respect to extending the term for publication of the notice of meeting for a general shareholders' meeting and the right of shareholders to request publication of a supplement to the notice of meeting, including new points on the agenda of meeting.

- Modification of Article 22 of the By-laws and Article 10 of the Regulations of the General Shareholders' Meeting so as to eliminate the requirement relating to the minimum number of shares conferring the right to attend a general shareholders' meeting.

The full text of the Company By-laws, the Regulations of the General Meeting of Shareholders and other remaining internal regulations of the corporate bodies currently in force may be consulted at www.iberdrola.com (information for shareholders and investors/corporate governance).

Other Agreements

It was also resolved that the firm "ERNST & YOUNG, S.L." be appointed as auditor for the Company and its Consolidated Group, which firm will do the auditing for a period of 3 years for the annual reports for fiscal years 2006, 2007, and 2008". This resolution was adopted at the proposal of the Board of Directors after a favourable report from the Committee on Auditing and Compliance and after bidding among the major international auditing firms within the context of the "IBERDROLA Group Policy on Retaining Auditors" approved by that committee on 23 November 2005.

Information Transparency

One of the Company's core Corporate Governance principles is to promote maximum transparency in the information – financial and other – provided to shareholders and markets. In line with this commitment, in 2006 the company maintained a high level of activity with regard to information for institutional investors and financial analysts, which no doubt contributed to the excellent performance of IBERDROLA's stock over the period.

On 22 February 2006, the Board approved the Annual Report on Corporate Governance for 2005, in accordance with the form required by Circular 1/2004 of 17 March of the Spanish securities regulator (CNMV).

On the same date, the Board of Directors approved the Report on the Activities of the Audit and Compliance Board for fiscal year 2005, the publication of which is intended to contribute to best practices in corporate governance by covering the annual activities of the Audit and Compliance Board.



The National Stock Market Commission was informed as to all relevant facts connected with the Company's Corporate Government, including the convocation, recording and agreements reached by the General Shareholders' Meeting held on 30 March 2006, as well as the changes among the Board of Directors. The policy of maximum transparency was also applied to the acquisition by the ACS Group of a major shareholding in the Company (10% of the share capital), which is reflected both in the announcement to this affect by the ACS Group on 28 September 2006, as well as on the corporate website at *www.iberdrola.com* (information for shareholders and investors/capital-fixed income/significant shareholdings and treasury stock).

The appropriate notifications were also made in relation to publishing periodic information on the current financial year, including information relating to operations with associated undertakings.

All information published in the section on corporate governance of the website *www.iberdrola.com* is available in Spanish and English.



Spanish stock market commission (CNMV): Significant Events and Other Communications since July	
Event	**Registration No.**
The Company announced the reinvestment price of each share in the framework of the dividends reinvestment programme	20966
The Company announces that it has reached an agreement to acquire 11% of the capital of Gamesa from Corporación IBV. The Company and BBVA each have a 50% participation in this holding. The transaction was carried out at €16.64 per share. With this acquisition, the direct participation in Gamesa is now 17% of the capital	68365
IBERDROLA announces market presentation on 20 July 2006	20997
The Company announces that it has completed the purchase of French company Perfect Wind for €52 million.	68430
The Company submits the changes to its Energy Balance Sheet for the first half of 2006	68677 / 68678
The Company submits information on its financial results for the first six months of 2006	68830 / 21033
The Company submits its 2005 Report on Environmental Indicators	21188
The Company issues a press release announcing the acquisition of rights to install a biomass plant at Archidona (Málaga).	21208
The Company issues a press release announcing the acquisition of rights to install a biomass plant at As Somozas (A Coruña).	21220
IBERDROLA puts into operation the Altamira V plant, the largest combined-cycle plant in Mexico.	21224
IBERDROLA announces its inclusion in the 'Climate Leadership Index' because of its climate change strategy	21366
IBERDROLA, S.A. announces market presentation of its Strategic Plan on the next day, 4 October 2006	21380 /21527
ACS Group announces that it has acquired a 6.31% stake in IBERDROLA at €37 per share, for a total amount of €2,105,896,884, of which 1.8% was acquired through derivatives	71109
As a precautionary measure and effective immediately, CNMV decides, within the scope of Article 33 of Law 24/1988, of 28 July, to suspend trading in the entity IBERDROLA, S.A., on the following markets: - of shares or other securities that may provide subscription or acquisition rights on the Stock Exchanges and on the Connected Exchange System (Sistema de Interconexión Bursátil) - of contracts for such shares in MEFF RENTA VARIABLE, S.A. - of fixed-income issues and preferred participations in AIAF, Mercado de Renta Fija, S.A., while information is released relating to the acquisition of a significant participation in shares of the Company by ACS, ACTIVIDADES DE CONSTRUCCION Y SERVICIOS, S.A	71097
Effective 11:45 a.m. today CNMV decides to lift the precautionary suspension agreed to today of trading in IBERDROLA, S.A. on the following markets: - of shares or other securities that may provide subscription or acquisition rights on the Stock Exchanges and on the Connected Exchange System (Sistema de Interconexión Bursátil); - of contracts for such shares in MEFF RENTA VARIABLE, S.A.; - of fixed-income issues and preferred participations in AIAF, Mercado de Renta Fija, S.A., as a result of having released to the public, in the Governing Companies of the Stock Exchanges and in CNMV, information sufficient to the circumstances that gave rise to the adoption of the suspension agreement	71112
The Company announces that it has learned of the information released by the CNMV on the acquisition by the ACS Group of 6.31% of its share capital, a transaction it considers positive when it becomes a permanent shareholder.	71115

IBERDROLA informs you that the data used to send you this information are included in a file property of IBERDROLA, S.A., with the only purpose of sending you financial information about the Company. Such data were included in our file either at your request or due to previous relations held between you and IBERDROLA.

As stated by the Organic Law 15/1999 of 13 December on the Protection of Personal Data (Ley Organica de Protección de Datos de Carácter Personal, LO 15/1999), you can at any time exercise your rights of access, rectification, objection and cancellation on your personal data. Should this be the case, you must send a letter, with a photocopy of your identity card or passport attached, to the following address:

IBERDROLA, S.A.
Investor relations
C/ Tomas Redondo, 1
28033 - Madrid (Spain)

Notwithstanding this, if you are not interested in receiving any more information related to IBERDROLA, please let us know by calling the toll free line +34 900 10 00 19.


IBERDROLA

IBERDROLA, S.A.
Investor relations
Phone: 00 34 91 784 2804
Fax: 00 34 91 784 2064
investor.relations@iberdrola.es

Madrid, 18th October 2006

Dear Sirs,

We are pleased to advise you that IBERDROLA has signed a contract to acquire 100% of the companies MREC Partners and the company in which it participates, Midwest Renewable Energy Projects, whose head offices are in Joice, Iowa, for an amount of more than 30 million euros, which allows it to strengthen its expansion in the US wind energy market.

The Company forecasts investing some 2,000 million dollars up to 2011 to develop the project portfolio of both companies, which amount to 1,600 megawatts (MW) of wind power located in various parts of the Mid-West of that country. Of this figure, 400 MW is in an advanced development stage and 1,200 MW in the initial study phases and with a high probability of being authorised.

The acquisition of MREC Partners and Midwest Renewable Energy Projects is subject to obtaining the approval of the competent authorities in the United States.

As always, this National Commission remains at your entire disposition.

Yours Faithfully

Federico San Sebastian

ANNEX EXPLAINING SIGNIFICANT EVENTS

E - 1. Acquisitions or disposals of shares in listed companies giving rise to the disclose requirement contemplated in Art. 53 of the Spanish Stock Exchange Law (5% and multiples).

Acquisition by IBERDROLA PARTICIPAÇOES SGPS, S.A. (100% held by IBERDROLA PORTUGAL ELECTRICIDAD E GAS, S.A., in turn 100% held by IBERDROLA, S.A.), of 3.8% of the shares of ENERGIAS DE PORTUGAL, S.A. (EDP). Following this operation the indirect interest of IBERDROLA, S.A. in that company is 9.5%.

Acquisition by IBERDROLA, S.A. of 11% of the shares of GAMESA S.A. (50 % held by IBERDROLA S.A. and CORPORACIÓN IBV). Following this operation the direct and indirect interest of IBERDROLA, S.A. in that company is 24.39%.

E - 3. Other significant increases or reductions of fixed assets (stakes of over 10% in non listed companies, relevant tangible investments or disinvestments, etc).

Increase in share capital of NEOTEC CAPITAL RIESGO SOCIEDAD DE FONDOS, S.A., S.C.R., in which IBERDROLA maintains a direct interest of 7.93%.

Ancillary investment in IBERDROLA PORTUGAL ELECTRICIDAD E GAS, S.A. (100% held by IBERDROLA, S.A.). Following this operation the indirect interest of IBERDROLA, S.A. in that company remains unchanged.

Increase in share capital of IBERDROLA DISTRIBUCIÓN DE GAS, SAU, by IBERDROLA, S.A. Following this operation the direct interest of IBERDROLA, S.A. in that company remains unchanged. (*pending registration* at the Commercial Registry).

Sale by IBERDROLA, S.A. of 100% of its stake in MEDIA PARK, S.A. to IBERDROLA INMOBILIARIA, S.A., (100%-owned by IBERDROLA, S.A.), consequently IBERDROLA S.A.'s interest in that company remains unchanged.

Purchase by VINZEO TECHNOLOGIES, S.A. (50%-owned by CORPORACION IBV, PARTICIPACIONES EMPRESARIALES, S.A., in turn 50%-owned by IBERDROLA, S.A.) of 100% of the company named ARC, giving IBERDROLA, S.A. a 50% indirect interest in that company.

Sale by IBERDROLA INMOBILIARIA, S.A. (100%-owned by IBERDROLA, S.A.) of 30% of FIUNA, S.A., leaving IBERDROLA an indirect interest of 70% in that company.

Increase of share capital of MEDIA APPLICATIONS, S.A. (50% held by MEDIA PARK, S.A. and IBERDROLA, S.A. respectively), by capitalisation of debt. After this operation, MEDIA PARK, S.A. holds 71.38% and IBERDROLA, S.A. Lodz 28.62% of the shares in the company, bringing IBERDROLA's direct interest in that company to 100%.

Purchase by IBERENOVA PROMOCIONES (100%-owned by IBERDROLA ENERGIA RENOVABLES, II, in turn 100%-owned by IBERDROLA, S.A.) of 100% of the capital of NATURENER, S.A., and change of corporate name to PARQUES EÓLICOS REUNIDOS, SAU, giving IBERDROLA an indirect interest of 100% in that company.

Increase in share capital of the German company IBERDROLA REGENERATIVE ENERGIEN Gmbh (100%-owned by IBERDROLA ENERGÍA RENOVABLES II, in turn 100%-owned by IBERDROLA, S.A.). Following this operation the indirect interest of IBERDROLA, S.A. in that company remains unchanged.

Incorporation by IBERDROLA ENERGÍA RENOVABLES II, S.A. (100%-owned by IBERDROLA, S.A.) of the US company IBERDROLA RENEWABLE ENERGIES USA LIMITED, giving IBERDROLA an indirect interest of 100% in that company.

Additional funding provided AEOLIA PRODUÇAO DE ENERGIA (100%-owned by IBERDROLA ENERGÍA RENOVABLES II, in turn 100%-owned by IBERDROLA, S.A.). Following this operation the indirect interest of IBERDROLA, S.A. in that company remains unchanged.

Incorporation by IBERDROLA INGENIERIA Y CONSTRUCCION, S.A.U. (100% owned by IBERDROLA, S.A.) of the Polish company IBERDROLA ENGINEERING AND CONSTRUCTION POLAND SP. Z.O.O., giving IBERDROLA an indirect interest of 100% in that company.

Incorporation by IBERDROLA INGENIERIA Y CONSTRUCCION, S.A. (100% owned by IBERDROLA, S.A.) of the English company IBERDROLA ENGINEERING AND CONSTRUCTION UK LTS., giving IBERDROLA an indirect interest of 100% in that company.

Incorporation by IBERDROLA INGENIERIA Y CONSTRUCCION, S.A. (100% owned by IBERDROLA, S.A.) of the Russian company IBERDROLA INZHINIRING I STROITEISTVO LIMITED LIABILITY COMPANY, giving IBERDROLA an indirect interest of 100% in that company.

Acquisition by IBERDROLA S.A. of 10% of REFINERIA BALBOA, S.A., in which IBERDROLA maintains a direct interest of 10%.

Increase in share capital of REINO DE DON QUIJOTE, S.A. (3.60%-owned by IBERDROLA INMOBILIARIA, S.A., in turn 100%-owned by IBERDROLA, S.A.), so that IBERDROLA S.A. has an indirect interest of 3.86%.

Incorporation by IBERDROLA INMOBILIARIA (100%-owned by IBERDROLA, S.A.) of IBERD-ROS, S.L., such that IBERDROLA has an indirect interest of 50% in that company.

Winding up of TELEMATICS, S.A., MEDIA PARK HANNOVER 2000, S.L. Y MOTOR CHANNEL, S.A. (held by MEDIA PARK, 100% owned by IBERDROLA INMOBILIARIA, S.A., 100% owned in turn by IBERDROLA, S.A.), such that the indirect participation of IBERDROLA, S.A. in these companies is cancelled.

Incorporation by IBERENOVA PROMOCIONES, S.A. (100%-owned by IBERDROLA ENERGÍA RENOVABLES II, in turn 100%-owned by IBERDROLA, S.A.), of GLOBAL SOLAR ENERGY, S.A., giving IBERDROLA an indirect interest of 90% in that company.

Acquisition by IBERDROLA RENEWABLE ENERGIES OF UK LIMITED (100% owned by IBERDROLA ENERGÍA RENOVABLES II, S.A., in turn 100%-owned by IBERDROLA, S.A.) of the HIGHER DARRACOTT MOOR WIND FARM LIMITED, giving IBERDROLA an indirect interest of 100% in that company .

Increase in share capital in IBERDROLA RENEWABLE ENERGIES USA, LIMITED (100%-owned by IBERDROLA ENERGÍA RENOVABLES II, in turn 100%-owned by IBERDROLA, S.A.), consequently IBERDROLA's indirect interest in that company remains unchanged.

Acquisition by BERDROLA RENEWABLE ENERGIES USA LIMITED (100% owned by IBERDROLA ENERGÍA RENOVABLES II, S.A., in turn 100%-owned by IBERDROLA, S.A.) of the COMMUNITY ENERGY INC, giving IBERDROLA an indirect interest of 100% in that company .

Incorporation by IBERENOVA PROMOCIONES, S.A. and IBERDROLA ENERGIAS RENOVABLES II (100%-owned by IBERDROLA, S.A.), of ELECTRA DE MALVANA S.A., with a shareholding of 0.001% and 44.999% respectively, giving IBERDROLA an indirect interest of 45% in that company.

Incorporation by IBERENOVA PROMOCIONES, S.A. and IBERDROLA ENERGIAS RENOVABLES II (100%-owned by IBERDROLA, S.A.), of ELECTRA DE SIERRA DE SAN PEDRO, S.A., with a shareholding of 0.001% and 79.999% respectively, giving IBERDROLA an indirect interest of 80% in that company.

Incorporation by IBERENOVA PROMOCIONES, S.A. and IBERDROLA ENERGIAS RENOVABLES II (100%-owned by IBERDROLA, S.A.) of ELECTRA DE MONTANCHEZ, S.A, with a shareholding of 0.001% and 39.999% respectively, giving IBERDROLA an indirect interest of 40% in that company.

Incorporation by IBERENOVA PROMOCIONES, S.A. and IBERDROLA ENERGIAS RENOVABLES II (100%-owned by IBERDROLA, S.A.), of

SISTEMAS ENERGETICOS LOS CAMPILLOS, S.A., with a shareholding of 50% each, giving IBERDROLA an indirect interest of 100% in that company.

Increase in share capital in ENERGIA DE CASTILLA Y LEON (ENCALSA) (90%-owned by BIOVENT HOLDING, 85% held by IBERDROLA ENERGÍA RENOVABLES II, in turn 100%-owned by IBERDROLA, S.A.), such that IBERDROLA's indirect interest in that company remains unchanged.

Incorporation by ENERGIA DE CASTILLA Y LEON (ENCALSA) (90%-owned by BIOVENT HOLDING, 85% held by IBERDROLA ENERGÍA RENOVABLES II, in turn 100%-owned by IBERDROLA, S.A.), of ECOBARCIAL, S.A., with a shareholding of 51%. Following this operation the direct and indirect interest of IBERDROLA, S.A. in that company is 39.02%.

Acquisition by IBERDROLA REGENERATIVE ENERGIEN, GMBH (100% held by IBERDROLA ENERGÍA RENOVABLES II, in turn 100%-owned by IBERDROLA, S.A.), of 100% of the German company DELTUS, so that the indirect interest of IBERDROLA S.A. in that company is 100%.

Increase in share capital in IBERDROLA ENERGIA RENOVABLES DE LA RIOJA, S.A. (100% held by IBERDROLA ENERGÍA RENOVABLES II, in turn 100%-owned by IBERDROLA, S.A.), with new partners who contribute their shareholdings in EOLICAS DE LA RIOJA. As a consequence of this operation IBERDROLA ENERGIAS RENOVABLES II, S.A. has 63.5% of IBERDROLA ENERGIA RENOVABLES DE LA RIOJA and this company holds 100% of EOLICAS DE LA RIOJA, accordingly the indirect interest of IBERDROLA S.A. in this company is 63.5%.

Increase in share capital in IBERDROLA ENERGIA RENOVABLES DE LA RIOJA, S.A. (100% held by IBERDROLA ENERGÍA RENOVABLES II, in turn 100%-owned by IBERDROLA, S.A.), with new partners who contribute their shareholdings in DESARROLLOS ENERGIA RENOVABLES DE LA RIOJA (DERSA). As a consequence of this operation IBERDROLA ENERGIAS RENOVABLES II, S.A. has 63.5% of IBERDROLA ENERGIA RENOVABLES DE LA RIOJA and this company holds 63.75% of DESARROLLOS ENERGIA RENOVABLES DE LA RIOJA (DERSA), accordingly the indirect interest of IBERDROLA S.A. in this company is 40.48%.

Increase in share capital in IBERDROLA ENERGIA RENOVABLES DE LA RIOJA, S.A. (100% held by IBERDROLA ENERGÍA RENOVABLES II, in turn 100%-owned by IBERDROLA, S.A.), with new partners who contribute their shareholdings in MOLINOS DE CIDACOS. As a consequence of this operation IBERDROLA ENERGIAS RENOVABLES II, S.A. has 63.5% of IBERDROLA ENERGIA RENOVABLES DE LA RIOJA and this company holds 50% of MOLINOS DE CIDACOS, accordingly the indirect interest of IBERDROLA S.A. in this company is 31.75%.

Increase in share capital in IBERDROLA ENERGIA RENOVABLES DE LA RIOJA, S.A. (100% held by IBERDROLA ENERGÍA RENOVABLES II, in turn 100%-owned by IBERDROLA, S.A.), with new partners who contribute their

shareholdings in MOLINOS DE LA RIOJA. As a consequence of this operation IBERDROLA ENERGIAS RENOVABLES II, S.A. has 63.5% of IBERDROLA ENERGIA RENOVABLES DE LA RIOJA and this company holds 66.66% of MOLINOS DE LA RIOJA, accordingly the indirect interest of IBERDROLA S.A. in this company is 42.33%.

Incorporation through NEOENERGIA, S.A. (39%-owned by IBERDROLA ENERGIA, S.A., in turn 100%-owned by IBERDROLA, S.A.) of the company named BAGUARI-UHE, giving IBERDROLA, S.A. an indirect interest of 39% in that company.

Incorporation through NEOENERGIA, S.A. (39%-owned by IBERDROLA ENERGIA, S.A., in turn 100%-owned by IBERDROLA, S.A.) of the company named GOIAS SUL PCH, giving IBERDROLA, S.A. an indirect interest of 39% in that company.

Increase in share capital of TERMOAÇU, held by NEOENERGIA, S.A. (39%-owned by IBERDROLA ENERGIA, S.A., in turn 100%-owned by IBERDROLA, S.A.). As NEOENERGIA S.A. did not participate in the capital increase, its shareholding in TERMOAÇA fell from 60.52% to 37.57%, leaving IBERDROLA an indirect interest of 14.65% in that company.

Incorporation by IBERDROLA INGENIERIA Y CONSTRUCCION, S.A. (100% owned by IBERDROLA, S.A.) of the Venezuelan company IBERDROLA INGENIERIA Y CONSTRUCCIÓN VENEZUELA, S.A., giving IBERDROLA an indirect interest of 98% in that company.

Incorporation by IBERDROLA INGENIERIA Y CONSTRUCCION, S.A. (100% owned by IBERDROLA, S.A.) of the Greek company IBERINCO HELLAS TECHNIKI KAI KATASKEVASTIKI EPE., giving IBERDROLA an indirect interest of 100% in that company.

Incorporation by IBERDROLA INGENIERIA Y CONSTRUCCION, S.A. (100% owned by IBERDROLA, S.A.) of the US company IBERINCO ENGINEERING AND CONSTRUCCTION, US, INC., giving IBERDROLA an indirect interest of 100% in that company.

Additional funding by IBERDROLA S.A. in IBERDROLA PORTUGAL ELECTRICIDAD E GAS, S.A. Following this operation the direct interest of IBERDROLA, S.A. in that company remains unchanged.

Increase in share capital of SOCIEDAD PARA EL DESARROLLO INDUSTRIAL DE CASTILLA Y LEÓN, SCR., S.A. Following this operation the direct interest of IBERDROLA, S.A. in that company remains unchanged.

Return of the additional funding by IBERDROLA PORTUGAL ELECTRICIDAD E GAS, S.A. to IBERDROLA, S.A. Following this operation the direct interest of IBERDROLA, S.A. in that company remains unchanged.

Return of the additional funding by IBERDROLA PARTICIPAÇOES SGPS, S.A. to IBERDROLA PORTUGAL ELECTRICIDAD E GAS, S.A. Following this operation the indirect interest of IBERDROLA, S.A. in that company remains unchanged.

Sale by IBERDROLA S.A. of 15.84% of IBERDROLA CONSULTORIA E SERVIÇOS DO BRASIL, LTDA to IBERDROLA INGENIERA Y CONSTRUCCIÓN, S.A. (100% owned by IBERDROLA, S.A.). Following this operation the indirect interest of IBERDROLA, S.A. in that company remains unchanged.

Sale of 100% in AZERTIA TECNOLOGIAS DE LA INFORMACIÓN, S.A. (100% owned by CORPORACIÓN IBV, in turn 50% held by IBERDROLA, S.A.). After this operation, the indirect participation of IBERDROLA, S.A. in this company is cancelled.

Sale of MEDIA APPLICATIONS and MEDIA STB (100%-owned by MEDIA PARK, 100% owned by IBERDROLA INMOBILIARIA, S.A., in turn 100%-owned by IBERDROLA, S.A.), so that the indirect participation of IBERDROLA, S.A. in these companies is cancelled.

Increase in share capital of HIDROLA I, SLU, 100% owned by IBERDROLA S.A., so that the direct interest of IBERDROLA, S.A. in that company remains unchanged.

Increase in share capital of HIDROELECTRICA ESPAÑOLA, SLU, 100% owned by IBERDROLA S.A., such that the direct interest of IBERDROLA, S.A. in that company remains unchanged.

Increase in share capital of BILBAO BIZKAIA GAS, S.L., (25% owned by IBERDROLA S.A.). Following this operation the direct interest of IBERDROLA, S.A. in that company remains unchanged.

Acquisition by IBERDROLA S.A. of 0.38% of DISTRIBUIDORA ELECTRICA DE ELORRIO (DISELEC), such that IBERDROLA has a direct interest of 96.82%.

Acquisition by IBERDROLA S.A. of 100% of EMPRESA ELECTRICA DEL CABRIEL, such that IBERDROLA has a direct interest of 100%.

Reduction in share capital of ENERGYWORKS VENEZUELA (100%-owned by IBERDROLA GENERACIÓN, in turn 100%-owned by IBERDROLA, S.A.), such that the interest of IBERDROLA S.A. in that company remains unchanged.

Increase in share capital in IBERDROLA RENEWABLE ENERGIES USA, LIMITED (100%-owned by IBERDROLA ENERGÍA RENOVABLES II, in turn 100%-owned by IBERDROLA, S.A.), such that IBERDROLA's indirect interest in that company remains unchanged.

Acquisition, by IBERDROLA ENERGÍA RENOVABLES SAU, (100%-owned by IBERDROLA, S.A.), of 80% of the Estonian company OUSAÜHING RAISNER, giving IBERDROLA, S.A. an indirect interest of 80% in that company.

Acquisition, by IBERDROLA ENERGÍA RENOVABLES SAU (100%-owned by IBERDROLA, S.A.) of 100% of the Hungarian company EC ENERGOCONSULT MERNÖKSZOLGALATI, giving IBERDROLA, S.A. an indirect interest of 100% in that company.

Incorporation by IBERDROLA ENERGÍA RENOVABLES SAU, (100%-owned by IBERDROLA, S.A.), of ENERGIAS MARINAS DE CANTABRIA S.A., with a shareholding of 60%. Following this operation the indirect interest of IBERDROLA, S.A. in that company is 60%.

Acquisition by IBERDROLA ENERGÍA RENOVABLES SAS (100%-owned by IBERDROLA ENERGIAS RENOVABLES, SAU, in turn 100% held by IBERDROLA S.A.) of 100% of the French company PERFECT WIND, giving IBERDROLA, S.A. an indirect interest of 100% in that company.

Acquisition by PERFECT WIND (100%-owned by IBERDROLA ENERGIAS RENOVABLES, SAS, in turn 100% held by IBERDROLA ENERGIAS RENOVABLES, SAU, in turn 100% held by IBERDROLA S.A.) of 100% of the French company FERME EOLIEN DE BUCHFELDM SARL, giving IBERDROLA, S.A. an indirect interest of 100% in that company.

Acquisition by IBERDROLA ENERGÍA RENOVABLES SAS (100%-owned by IBERDROLA ENERGIAS RENOVABLES, SAU, in turn 100% held by IBERDROLA S.A.) of 100% of the French company PARC EOLIEN LA NOURAIS, giving IBERDROLA, S.A. an indirect interest of 100% in that company.

Acquisition by IBERDROLA REGENERATIVE ENERGIEN, GMBH (100% held by IBERDROLA ENERGÍA RENOVABLES SAU, in turn 100%-owned by IBERDROLA, S.A.) of 100% of the German company WINDFARM WIRFUS Gmbh, so that the indirect interest of IBERDROLA S.A. in that company is 100%.

Acquisition by IBERDROLA REGENERATIVE ENERGIEN, GMBH (100% held by IBERDROLA ENERGÍA RENOVABLES SAU, in turn 100%-owned by IBERDROLA, S.A.) of 100% of the German company EBV WINDPARK 23, Gmbh, so that the indirect interest of IBERDROLA S.A. in that company is 100%.

Acquisition by IBERDROLA REGENERATIVE ENERGIEN, GMBH (100% held by IBERDROLA ENERGÍA RENOVABLES SAU, in turn 100%-owned by IBERDROLA, S.A.) of 100% of the German company RASTENBERG, Gmbh, so that the indirect interest of IBERDROLA S.A. in that company is 100%.

Acquisition, by PERFECT WIND (100%-owned by IBERDROLA ENERGIAS RENOVABLES, SAS, in turn 100% held by IBERDROLA ENERGIAS RENOVABLES, SAU, in turn 100% held by IBERDROLA S.A.) of 100% of the

French company PARC EOLIEN DE LANEUVILLE AU RUPT, giving IBERDROLA, S.A. an indirect interest of 100% in that company.

Acquisition by IBERDROLA ENERGIA ÖDNAWIANA (100% held by IBERDROLA ENERGÍA RENOVABLES SAU, in turn 100%-owned by IBERDROLA, S.A.) of 100% of the Polish company ENERGIA WIATROWA KARSCINO S.p. Z.O.O.EWK, so that the indirect interest of IBERDROLA S.A. in that company is 100%.

Increase in share capital in ENERBRASIL (100%-owned by IBERDROLA ENERGÍA RENOVABLES SAU, in turn 100%-owned by IBERDROLA, S.A.), such that IBERDROLA's indirect interest in that company remains unchanged.

Acquisition, through EME DÓLAR UNO, EME HUENEJA TRES, EME DÓLAR TRES Y EME FERREIRA DOS, each with a shareholding of 10.45% (each company being 100% held by IBERDROLA ENERGIAS RENOVABLES DE ANDALUCIA, SAU, in turn 100% held by IBERDROLA ENERGIAS RENOVABLES, SAU, in turn 100% held by IBERDROLA, S.A), of 41.80% of SISTEMA ELÉCTRICO DE CONEXIÓN HUENÉJA, S.L., such that IBERDROLA'S interest in this company is 41.80%.

Incorporation, through EMPRESA ELECTRICA DE GUATEMALA Y CREDIEGSA (80,88%-owned by DECA II, with is 49.01% owned by IBERDROLA ENERGIA S.A., in turn 100% held by IBERDROLA S.A.), of 39,64% of the real estate company INMOBILIARIA DESARROLLADORA EMPRESARIAL DE AMERICA, S.A. (IDEA), giving IBERDROLA, S.A. an indirect interest of 39.64% in that company.

Capital buy-back in DECA II (49.01%-owned by IBERDROLA ENERGÍA S.A., in turn 100%-owned by IBERDROLA, S.A.), such that IBERDROLA's indirect interest in that company remains unchanged.

Incorporation by IBERDROLA INGENIERIA Y CONSTRUCCION, S.A. (100% owned by IBERDROLA, S.A.) of the Kenyan company IBERDROLA ENGINEERING AND CONSTRUCTION KENYA INTERNATIONAL, giving IBERDROLA an indirect interest of 100% in that company.

Acquisition by IBERDROLA INGENIERIA Y CONSTRUCCION, S.A. (100% owned by IBERDROLA, S.A.) of the German company BLITZ 2004 B415, Gmbh , which changed its name to IBERDROLA ENGINEERING AND CONSTRUCTION GERMANY, GMBH, giving IBERDROLA an indirect interest of 100% in that company.

Acquisition by IBERDROLA INGENIERIA Y CONSTRUCCIÓN, S.A. (100% owned by of IBERDROLA S.A.) of 15.84% in IBERDROLA CONSULTORIA E SERVIÇOS DO BRASIL, LTDA, such that IBERDROLA's indirect interest in that company remains unchanged.

E - 5. Issues, redemptions or cancellations of debt

ISSUE	DATE	REDEMPTION DATE	NOMINAL AMOUNT REDEEMED (€)
ID I. May 57	31.05.57	02.01.06	92.554, 00 (L)
ID I. Apr 58	20.04.58	02.01.06	87.145, 00 (L)
ID. May 93	24.05.93	24.05.06	15.025.302, 50 (R)
ID I. Aug 91	06.08.91	06.08.06	24.813.260, 94 (R)

(L): Lottery
(R): Remainder

E - 6. Changes of Directors or the Board of Directors

One of the resolutions adopted at the General Meeting held on 30 March 2006 was the following:

RESOLUTIONS RELATINGTO ITEM 10
(Item Ten on the Agenda)

- Ratification of Directors appointed by cooptation since the last General Meeting:
    a) Ratification of the appointment as Director of Mr Xabier de Irala Estévez, agreed by the Board Meeting dated 20 April 2005.
    b) Ratification of the appointment as Director of Mr Jesús María Matía, agreed by the Board Meeting dated 20 April 2005.

The General Meeting of Shareholders, on the proposal of the Board of Directors, adopted the following resolutions.

a) To ratify, pursuant to s. 138 of the Consolidation of the Corporations Act and Art. 48.3 of the Articles of Association, the appointment by cooptation by the Board on 20 April 2005 of Mr Xabier de Irala Estévez as Director, which appointment was made by resolution stating literal as follows, which is fully ratified by the General Meeting:

"5º.- To appoint as member of the Board of Directors by cooptation, pursuant to s. 138 of the Consolidation of the Corporations Act and Art. 48.3 of the Articles of Association, on the proposal of the Board of BBK - shareholder of IBERDROLA, S.A. – and to reserve approval or ratification until the first subsequent General Meeting of Shareholders of Mr Xabier de Irala Estévez, who is a shareholder of the company, of full age, married, with Spanish nationality and whose business address for this purpose Calle Gran Vía nº 30, Bilbao, with National ID Nº 04.847.996-X to cover the vacancy in the Board left by Mr.

Santiago Mayner Oyarbide. The new Board Member will be classified as external director representing substantial shareholders, and will exercise his duties as such until 16 June 2006, the date corresponding to the end of the term of Mr. Santiago Mayner Oyarbide whom he substitutes.

The Board of Directors expressly noted that Mr. Xabier de Irala Estévez, attending the meeting, accepted the position as member of the Board of Directors of the Company, as well as his declaration of not being affected by any legal incompatibility for performing the corresponding duties.

The express formal acceptance of Mr Xabier de Irala Estévez of the terms of Article 17 of the Rules governing the Board of Directors relating to resignation and removal from the Board, as well as the obligation set out in Article 49 of the Articles of Association to deposit ten thousand (10,000) shares of the Company as a guarantee for any liability he may incur during the performance of his duties was noted, and the Secretary delivered to him a copy of the Articles of Association and Regulations that govern the Company."

b) To ratify, pursuant to s. 138 of the Consolidation of the Corporations Act and Art. 48.3 of the Articles of Association, the appointment by cooptation by the Board on 20 April 2005 of Mr Jesús María Cadenato Matía as Director, which appointment was made by resolution stating literal as follows, which is fully ratified by the General Meeting:

"6º.- To appoint as member of the Board of Directors by cooptation, pursuant to s.138 of the Consolidation of the Corporations Act and Art. 48.3 of the Articles of Association, on the proposal of the Board of BBVA - shareholder of IBERDROLA, S.A. – and to reserve approval or ratification until the first subsequent General Meeting of Shareholders of Mr Jesús María Cadenato Matía, who is a shareholder of the company, of full age, married, with Spanish nationality and whose business address for this purpose is Paseo de la Castellana nº 81, Madrid, , with National ID Nº 14.917.785-P to cover the vacancy in the Board left by Mr. José Antonio Fernández Rivero. The new Board Member will be classified as external director representing substantial shareholders, and will exercise his duties as such until 16 June 2006, the date corresponding to the end of the term of Mr. José Antonio Fernández Rivero whom he substitutes.

The Board of Directors expressly noted that Mr. Jesús María Cadenato Matía, attending the meeting, accepted the position as member of the Board of Directors of the Company, as well as his declaration of not being affected by any legal incompatibility for performing the corresponding duties.

The express formal acceptance of Mr Jesús María Cadenato Matía of the terms of Article 17 of the Rules governing the Board of Directors relating to resignation and removal from the Board, as well as the obligation set out in Article 49 of the Articles of Incorporation to deposit ten thousand (10,000) shares of the Company as a guarantee for any liability he may incur during the performance of his duties was noted, and the Secretary delivered to him a copy of the Articles of Association and Regulations that govern the Company."

- The Board of Directors, in meeting on 26 April 2006, adopted unanimously the following resolutions:

1 – To accept the resignation as Director, effective from the date of the meeting, presented by the following members: Mr. Iñigo De Oriol Ybarra, Mr. Jose Antonio Garrido Martinez, Mr. Javier Herrero Sorriqueta and Mr. Ignacio de Pinedo Cabezudo.

2 – To carry out the resolution adopted by the Board of Directors in meeting held on 20 April 2005, notified to the CNMV on the same date, registered under Entry No 2005 035264, pursuant to which Mr José Ignacio Sánchez Galán was named Chairman of the Board, substituting Mr Iñigo de Oriol Ybarra, remaining as Chief Executive Officer and resigning as Vice-Chairman, all of which he accepted.

3 – To carry out the resolution referred in paragraph 2 above pursuant to which it was agreed, when a vacancy arose, to name as member of the Board of Directors by cooption, subject to approval or ratification by the first subsequent General Meeting of Shareholders, of Mr. Iñigo de Oriol Ybarra, shareholder of the company, who will be classified as "Other external Director", and who accepts the position.

4 - To carry out the resolution adopted by the Board of Directors in meeting held on 22 April 2005, notified to the CNMV on the same date, registered under Entry No 2005 066734, pursuant to which it was agreed that Mr Xabier de Irala Estévez, as Chairman of BBK, long term shareholder of IBERDROLA, would cover the first available vacancy on the Executive Committee of the Board of Directors. Accordingly, there being a vacancy on the Executive Committee of the Board of Directors due to the resignation of the members mentioned in paragraph 1 above, Mr Xabier de Irala Estévez is named member of the Executive Committee, accepting this position and resigning as member of the Auditing and Oversight Committee.

- The Board of Directors, in meeting on 24 May 2006, adopted unanimously the following resolutions:

1 – To accept the resignation as Director, effective from the date of the meeting, presented by the following members: Mr. César de la Mora Armada, Mr. Antonio Garay Morenés and Mr. Antonio Mª de Oriol y Diaz-Bustamante.

2- To name as Vice-Chairmen of the Company the Independent Directors Mr. Juan Luis Arregui Ciarsolo and Mr. Victor de Urrutia Vallejo.

3 – To name as members of the Audit and Compliance Committee the Independent Directors Mr. Julio de Miguel Aynat – who will be Secretary of the committee – and Mr. Sebastian Battaner Arias.

4 – To appoint Mr. Julian Martinez-Simancas Sanchez as Vice-Secretary of the Board of Directors of the Company.

- The Board of Directors, in meeting on 7 June 2006, adopted unanimously the following resolutions:

1 – To accept the resignation as Director and member of the Executive Committee, effective from the date of the meeting, presented by Mr. Jesús María Cadenato Matía, external director representing substantial shareholders.

2 - To appoint as members of the Board of Directors by cooptation, subject to approval or ratification at the first subsequent General Meeting of Shareholders, Mrs. Inés Macho Stadler, Mr. Braulio Medel Cámara and Mr. José Carlos Pla Royo, who, once the respective acceptances are recorded pursuant to any of the forms established by Article 142 of the Commercial Regulations, will be classified as "Independent Directors" for the first two, and "external director representing substantial shareholders" for the last, on proposal by BBVA, shareholder of Iberdrola, S.A. ".

3 – To appoint Mr. José Carlos Pla Royo as member of the Executive Committee, classifying him, as has been noted as "external director representing substantial shareholders" once his acceptance has been recorded.

E -7 Modifications to the Articles of Association

One of the resolutions adopted at the General Meeting held on 30 March 2006 was the following:

RESOLUTIONS RELATED TO ITEM THREE
(Item Three on the Agenda)

- Modification of certain articles of the Articles of Association and Regulations governing the General Meeting of Shareholders:

  a) Modification of Article 19 of the Articles of Association and Article 8 of the Regulations of Shareholders Meetings, in order to adapt them to the provisions of the First Final Provision of Law 19/2005, of 14 November, on the European Corporations registered in Spain, as regards the extension of the term for publishing the notice of General Meeting and the right of shareholders to request the publication of an any additional notification including new items on the Agenda.

  b) Modification of Article 22 of the Articles of Association and Article 10 of the Regulations of Shareholders Meetings in order to eliminate the requirement for a minimum number of shares in order to be able to assist a General Meeting of Shareholders.

The General Meeting of Shareholders, on the proposal of the Board of Directors, adopted the following resolutions.

a) To approve the new text of Article 19 of the Articles of Association as well as that of Article 8 of the Regulations of the Shareholders Meetings, in order to adapt them to the provisions of the First Final Provision of Law 19/2005, of 14 November, in the following terms:

Articles of Association

"Article 19. Notice of General Meeting

1. *The General Meeting must be called formally by the Board of Directors by an announcement published in the Gazette of the Commercial Registry and in one of the newspapers with the largest circulation in Biscay, at least* ***one month*** *before the date fixed for the meeting, except if the law establishes otherwise, in which case the legal provisions shall apply.*

2. *The Board of Directors must call a General Meeting in the following cases:*

   a) *In accordance with the provisions of Article 18 of the Articles of Association.*

   b) *On written request by shareholders who hold or represent at least a shareholding as established by law, setting out in the request the items to be discussed. In this case, the Board of Directors will call the General Meeting to be held within thirty (30) days of the date on which it was requested by notarial deed to call such meeting. The Board of Directors will establish the Agenda for the meeting, which must include the items set out in the request.*

   c) *When a public offer is made to purchase the shares issued by the Company, in order to inform the General Meeting about the public bid and to discuss and decide on such matters as may be put to their consideration. Any shareholder holding a right to vote representing at least one percent (1%) of the Share Capital will have the right to request matters to be included in the Agenda of the General Meeting that is called for this purpose.*

3. *The notice must contain all the items required by law for each case, and in all events will determine the date, place and time for the meeting on first calling and all the matters that must be considered. The notice may in addition set the date, if need be, for holding the General Meeting on second call.*

4. *Shareholders representing at least five per cent (5%) of the Share Capital may request a supplementary notice to be published in addition to the notice calling the General Meeting setting out one or more items for the Agenda. This right must be exercised by certified notification that must be received at the registered address of the Company within five (5) days of publication of the notice. The supplementary notice must be published at least fifteen (15) days before the date set for the General Meeting.*

5. *The General Meeting may not consider nor decide on any matter that is not included in the Agenda."*

Regulations of the General Meeting

"Article 8. Notice of General Meeting.

1. *In accordance with the terms of the Articles of Association, the General Meeting must be called formally by the Board of Directors by notice published in the Gazette of the Commercial Registry and in one of the newspapers with the largest circulation in Biscay, at least one month before the date fixed for the meeting, except if the law provides otherwise, in which case the legal provisions shall apply.*

2. *The Board of Directors must call a General Meeting in the following cases:*

   a) In accordance with the provisions of Article 6(2) above.

   b) On written request by shareholders who hold or represent at least a shareholding as established by law, setting out in the request the items to be discussed. In this case, the Board of Directors will call the General Meeting to be held within thirty (30) days of the date on which it was requested by notarial deed to call such meeting. The Board of Directors will establish the Agenda for the meeting, which must include the items set out in the request.

   c) When a public offer is made to purchase the shares issued by the Company, in order to inform the General Meeting about the public bid and to discuss and decide on such matters as may be put to their consideration. Any shareholder holding a right to vote representing at

least one percent (1%) of the Share Capital will have the right to request matters to be included in the Agenda of the General Meeting that is called for this purpose.

3. *The notice must contain all the items required by law for each case, and in all events will determine the date, place and time for the meeting on first calling and all the matters that must be considered. The notice may in addition set the date, if need be, for holding the General Meeting on second call.*

4. *The Company will send a copy of the notice to the National Stock Exchange Commission. The text of the notice will also be accessible on the Company's web site.*

5. *From the date of the notice, all information that is deemed fit to ensure the attendance and participation of shareholders at the Meeting will be published on the Company's website, including at least the following:*

   a) *The documents relating to the General Meeting required by Law, with information on the Agenda, the proposals that are made by the Board of Directors, as well as any relevant information that shareholders may need in order to vote.*

   b) *The means of communication between the Company and shareholders and, in particular, explanations of how to exercise the shareholder's right to be informed, indicating the postal and electronic addresses to which shareholders may request information.*

   c) *The means and procedures to appoint a proxy for the Meeting.*
   d) *The means and procedures for voting remotely, including as the case may be any forms to certify assistance and voting at the General Meeting via a telecommunication network.*

6. *Shareholders representing at least five per cent (5%) of the Share Capital may request a supplementary notice to be published in addition to the notice calling the General Meeting setting out one or more items for the Agenda. This right must be exercised by certified notification that must be received at the registered address of the Company within five (5) days of publication*

of the notice. The supplementary notice must be published at least fifteen (15) days before the date set for the General Meeting.

7. *The Board of Directors may require a Notary to attend the General Meeting and prepare the minutes of the meeting. They must do so in those circumstances established by Law."*

b) To approve the new text of Article 22 of the Articles of Association and Article 10 of the Regulations of Shareholders Meetings in order to eliminate the requirement for a minimum number of shares in order to be able to assist a General Meeting of Shareholders, in the following terms:

Articles of Association

"Article 22. Right to attend

1. *Any person holding shares with voting rights may attend a General Meeting and take part in its deliberations with right to be heard and to vote.*

2. *To exercise the right of attendance, shareholders must have the shares registered in their name in the corresponding company books five (5) before the day the General Meeting is to be held. This shareholding shall be certified using an attendance card or certificate of legitimacy issued by the entity or entities responsible for the company books, or any other means admitted by laws in force.*

3. *The members of the Board of Directors must attend the General Meetings. The Directors, Technical staff and other persons who have an interest in the proper functioning of corporate matters may be authorised by the Board of Administration to attend the General Meeting. The non-attendance of either will not affect the validity of the General Meeting.*
4. *The Chairman may allow the press, financial analysts and any other person s/he considers fit to have access to the General Meeting, however the General Meeting may revoke this permission.*

Regulations of the General Meeting

"Article 10. Right to attend

1. *Any person holding shares with voting rights may attend a General Meeting and take part in its deliberations with right to be heard and to vote.*

2. *To exercise the right of attendance, shareholders must have the shares registered in their name in the corresponding company books five (5) before the day the General Meeting is to be held. This shareholding shall be certified using an attendance card or certificate of legitimacy issued by the entity or entities responsible for the company books, or any other means admitted by laws in force.*

E -8 Transformations, mergers or splits

Change in the corporate name of IBERDROLA ENERGIAS RENOVABLES II, SAU, which becomes IBERDROLA ENERGIAS RENOVABLES, SAU.

Merger by absorption, by IBERENOVA PROMOCIONES, S.A. (100%-owned by IBERDROLA ENERGÍA RENOVABLES SAU, in turn 100%-owned by IBERDROLA, S.A.), of its subsidiary PARQUES EÓLICOS REUNIDOS, effective as of 01-01-06.

E - 9 Changes in the institutional regulation of the sector that significantly affect the economic and financial situation of the Company or Group.

Up to the 30th September 2006, the following regulations were published, which may have a relevant effect on the activity of the electricity and gas sector:

ELECTRICITY SECTOR

- Royal Decree-Law 3/2006 of 24 February, modifying the means for matching offers for sale and purchase of energy presented simultaneously on the daily and interdaily electricity production market by actors in the electricity sector belonging to the same corporate group.

- Correction of errors in Royal Decree-Law 3/2006 of 24 February.

  In this provision, the matching amounts of electrical energy offered and matched for these actors were assimilated to physical bilateral contracts, made prior to the program resulting from matching the daily market (before correcting the textual mistake, it read "before matching on the daily market"), so that these actors can only participate in the program resulting from the matching on the basis of the net position of the group to which they belong (before correction, the text indicated "they may only participate in the matching of the net position").

Only offers for sale under the ordinary regime and the purchase offers made by distributors will be taken into account for this. In relation to payment of the activities regulated by the CNE (National Energy Commission) during 2006, the provisional price to be considered for distributors of energy purchased on the basis of this assimilation mechanism was 42.35 €/MWh.

In addition, due to the internalisation of the value of greenhouse gas emission rights in price formation in the wholesale electricity market, this Royal Decree reduces the remuneration of the affected generating units by equivalent amounts. What's more, due to the high volume of tariff shortfalls generated to date in 2006 it is advisable to discount the value of the emission rights in order to determine the quantity of this deficit.

- Royal Decree-Law 4/2006 of 24 February, modifying the functions of the CNE (National Energy Commission).

  This Royal Decree-law modifies the functions of the CNE establishing a new text for Additional Provision 11 of Law 34/1998 of 7 October on the Hydrocarbon Sector, which corrected a situation which was considered inadequate from two perspectives.

  Thus, on the one hand it expanded the 14th function of the CNE as regards purchases that require its authorisation: "purchase of shareholding in companies with activities considered regulated o activities that are subject to administrative intervention that implies a special control" (nuclear and coal-fired power stations, activities in the electricity systems in the islands and outside the peninsular, gas storage activities using international gas pipelines that terminate or transit through the Spanish territory). This authorisation will also be required for direct purchases of assets required to carry out these activities.

  On the other hand, in relation to any denial to grant this authorisation, a new cause is added to that of the existence of significant risks, being "protection of the general interest in the energy sector and, in particular, guaranteeing that the policy objectives of the sector are adequately followed, with special concerns relating to assets that are considered strategic".

- Order ITC/913/2006 of 30 March, approving the method for calculating the cost of each of the fuels used and the procedure for dispatching and payment of energy in the island and extra-peninsular electricity systems.

  The content is summarised below with the following order.

- Order ITC/914/2006 of 30 March, establishing a method for calculating the retribution for the power guarantee for energy generation plants under the ordinary regime for island and extra-peninsular electricity systems.

  Both these orders develop the terms of Royal Decree (RD) 1747/2003 regulating the extra-peninsular electricity systems. Being regulatory instruments, they do not modify the contents of this RD, so the characteristics regarding retribution and performance of activities and basic operation do not change, i.e.:

- Regulated payment of investment costs via the Power Guarantee
- Right to charge for the Power Guarantee from planned facilities.
- Dispatching on standard costs
- Intermediate payments of distributors and marketers at the peninsular market price
- The CNE makes the final payment of the retribution regulated by the Ministerial Orders.

These Ministerial Orders permit the provisional 2001-2005 cycle to be closed, essentially based on book costs and establishes the basis for future retribution based on standards. This refers to electricity production, and does not cover transport and distribution.

The methodology for dispatching and payment allows the REE to start performing its functions under the RD and enables the energy that has been traded since publication of the RD to be paid for.

- Resolution of 17 March 2006, of the General Secretary for Energy, approving Operation Procedures 4.1 "Resolution of congestion on the France-Spain interconnection" and 3.1 "Programming Generation", to adapt them to Order ITC/4112/2005 of 30 December.

  This resolution approves procedure PO 4.1 which develops a process for resolving congestion on the France-Spain interconnection using a system of explicit coordinated auctions (Phase I) set out in Annex I of Order ITC/4112/2005 of 30 December, which establishes the regime for performing intra-community and international electricity exchanges.

  In addition Red Electrica de España S.A. was authorised to participate in the explicit auction process for power supply on the France-Spain interconnection, to purchase the exchange capacity required to perform the contracts to supply energy from EDF to REE and from REE to EDF, referred to in Transitional Provision Nine of Law 54/1997.

  The resolution also approves PO 3.1 to establish a process for daily scheduling electricity generation on the basis of matching offers for sale and purchase of energy resulting from the daily and interdaily markets and from the communication of performance of bilateral contracts with physical delivery, so that demand is covered and the safety of the system is guaranteed.

- Resolution of 16 February 2006 of the National Energy Commission establishing, pursuant to Article 34 of Addition Provision Three of Royal Decree 6/2006 of 23 June, the list of main and dominant operators in the energy sectors.

  This Resolution also affects the gas sector, so it is not mentioned in the following section.

The list of main operators takes into account the structure of corporate groups that exist at the time the list is made up. The list is set out below, together with last year's list so as to show changes:

Main Operators in the Electricity Sector		
	2005	2006
1	Endesa Group	Endesa Group
2	Iberdrola Group	Iberdrola Group
3	Unión Fenosa Group	Unión Fenosa Group
4	Hidrocantábrico Group	Hidrocantábrico Group
5	Red Eléctrica Group	Viesgo Generación, S.L.
Main Operators in the Gas Hydrocarbon Sector		
	2005	2006
1	Repsol YPF-Gas Natural Group	Repsol YPF-Gas Natural Group
2	Enagas Group	Iberdrola Group
3	Hidrocantábrico-Naturcorp Group	BP España Group
4	Iberdrola Group	Hidrocantábrico-Naturgas Group
5	BP España Group	Endesa Group

- Royal Decree 470/2006 of 21 April, modifying the percentage on electricity tariffs destined to cover the nuclear moratorium.

  The amount of this cost that is specifically attributed to the nuclear moratorium is set at 0.33 per cent of the electricity tariff.

- Royal Decree-law 7/2006 of 23 June, adopting emergency measures in the energy sector.

  The measures for the electricity sector are:

  - Elimination of the CTCs as they are currently considered inefficient and unnecessary. Their removal enables the contributions projected for this item to 2010 to go to benefit consumers. They are considered inefficient because they distort prices and were calculated on the basis of hypotheses that are currently obsolete. They are considered unnecessary as their degree of amortisation, as recently certified by the CNE, is very high.
  - A system of incentives to consume local coal, pursuant to which the Government is authorised to approve, for security motives, a system of premiums up to 10€/MWh; this includes a mechanism for varying these premiums according to the evolution of market prices for the production of electricity.
  - In line with the guidelines provided by the EU, energy performance through cogeneration is supported through a series of measures such as removing the need for self-consumption of electricity rewarding no only electricity excesses but all co-generated electricity, removing thereby the asymmetry that exists to date.
  - Updating the system for premiums set out in the Law establishing the possibility that all plants be paid an additional amount as a premium over the market price.

- Removing the compensation band for renewable energies between 80 and 90% of the average reference tariff, as in certain cases it does not permit the compensation to be sufficient for the development of alternative technologies.
- Removing the limits imposed on the tariff calculation methodology to review the average or reference tariff (currently set at a maximum of 1.4% plus an additional 0.6% for variations).
- Unlinking the evolution of premiums and prices of plants in the special regime as regards the latest increase in average or reference electricity price set for July.
- In the aim of establishing a mechanism for enabling bilateral contracts as an alternative for certain consumer groups, the contract period resulting from virtual auctions – currently limited to a maximum of 12 months – is increased in the medium and long term.

The measure established for the gas sector is equality for operators as regards gas storage. In the aim of guarantee stability of supply, a provision guaranteeing this equality is introduced. In particular, the general purpose time-based criteria is substituted by a distribution system based on objective and transparent criteria, specifically the percentage of sales of the previous year. This provision will permit the use of capacity attribution mechanisms that are most appropriate for current needs in the system, enabling existing infrastructure to be optimised and avoiding situations of monopolisation.

- Royal Decree 777/2006 of 23 June, modifying Royal Decree 1866/2004 of 6 September, approving the National Plan for Assigning emission rights for 2005-2007.

The reform of the NPA is centred on modifying the table in point 3 of the Plan, setting out the attribution per industrial sector. Thus,

1. Emission rights and the categories of activities are adjusted according to the extension made in application of by Law 1/2005, as amended by Royal Decree Law 5/2005 of 11 March.
2. The reserve for new entrants is unified.
3. Sector attribution ceilings are increased, at the expense of the reserve, for those sectors which include installations for which judicial review has been conceded.

- Royal Decree 774/2006 of 23 June modifying the Regulation of Special Taxes approved by Royal Decree 1165/1995 of 7 July.

Law 22/2005 of 18 November, incorporating into the Spanish legal system several community directives relating to taxation of energy products and electricity, and the common tax regime applicable to mother and subsidiary companies in different Member States, and regulating the tax regime on transborder contributions to pension funds within the European Union, introducing modifications to Law 38/1992 of 28 December on Special Taxes, which require in turn the adaptation of the corresponding regulations set out

in the Regulation of Special Taxes, approved by Royal Decree 1165/1995 of 7 July.

- Royal Decree 809/2006 of 23 June revising the electricity tariff from 1 July 2006.

  This Royal Decree establishes the average increase in the average or reference tariff for the sale of electricity, which as from 1 July 2006 is set at 1.38% over the price set on 1st January 2006, as well as how it applies to the current tariff structure, as a result of increasing the costs by the amount corresponding to the annuity for recovering on a lineal basis the annual net value over a period of 14 and a half years of the shortfall in income on payment of the regulated activities generated between 1 January 2005 and 31 December 2005, which amounts to 3,810,520 thousand Euros.

  The average or reference tariff is set at 7.7644 €/kWh.

  The tariff for the sale of electricity applied by distributors is increased on an average for all of them by 2.07% and the tariffs for access to the transport and distribution networks are maintained.

- Order ITC/2129/2006 of 30 June regulating term contracts for electricity for distributors during the second semester of 2006.

  This Order aims to establish, for the transitory period of the second semester of 2006, the obligations of distributors regarding the purchase of electricity in the term market managed by OMIP-OMIClear.

Other provisions of less interest are as follows:

- Resolution of 8 February 2006, approving the regulations for registering, evaluating and informing on greenhouse gas emission rights

  This resolution develops aspects relating to the accounting treatment of emission rights referred to in Law 1/2005 of 9 March, regulating the regime for trading greenhouse gas emission rights and it also considers itself as developing the current General Accounting Plan, approved by Royal Decree 1643/1990 of 20 December.

- Resolution of 7 April 2006 of the General Secretary for Energy, approving Operating Procedures 8.1 "Definition of networks operated and monitored by the System Operator" and 8.2 "Operation of the production and transport system".

  This resolution approves two Operative Procedures. OP 8.1 defines the network which is operated under the responsibility of the SO, together with the installations of other networks whose structural and real time operating data must be known by the SO so as to guarantee the security and reliability of the system.

  OP 8.2 establishes the basic criteria that govern the activities of the SO regarding the technical management of the production and transport system

for which it is responsible, setting out the obligations and actions of all the actors to whom this procedure applies.

- RESOLUTION of 28 April 2006 of the Secretariat General for Energy, approving a set of technical and instrumental procedures required for the adequate technical management of the island and extra-peninsular electricity systems.

- RESOLUTION of 11 May 2006 of the Secretariat General for Energy, modifying certain Rules of Operation of the electricity production market.

  This resolution publishes the modifications made to the text of the Rules of Operation of the Electricity Production Market to include the content of Annex II of RD 1454/05 of 2 December, modifying certain provisions relating to the electricity sector, as well as the content of Instruction 1/2006 which describes the procedure for applying Article 4(3)(1) of Order ITC/4112/2005 which establishes the regime applicable for intracommunity and international exchanges of electricity.

- Resolution of 18 May 2006 of the General Secretary for Energy, modifying resolution of 17 March, approving Operation Procedures 4.1 "Resolution of congestion on the France-Spain interconnection" and 3.1 "Programming Generation", to adapt them to Order ITC/4112/2005 of 30 December.

  Taking into account the agreement reached with the French Energy Regulation Commission (CRE) in relation to the Rules for Assigning Capacity for the France-Spain Interconnection (IFE Rules), which implement from 1 June a coordinated system of explicit annual, monthly, daily and interdaily auctions, this Resolution modifies that of 17 March so as to carry out the coordinated auctions for June.

- RESOLUTION of 24 May 2006 of the Secretariat General for Energy, approving the Rules of Operation of the daily and interdaily electricity production market.

  This Resolution includes in one single text the Rules which establish improvements and reduce complexity in the system, which have been subject to a series of modifications to which they have been progressively submitted previously.

- Resolution of 7 April 2006 of the CNE, modifying Resolution of 26 February 2004, establishing the implementation of the procedure for self-assessment and payment and the conditions for paying the fees set out in parts two and three of additional provision 12.2, of Law 34/1998 of 7 October, on the electricity and gaseous hydrocarbons sector.

- Order ITC/1652/2006 of 20 April, declaring the definitive end of operations of the José Cabrera (Guadalajara) Nuclear Power Station and establishing the conditions for activities to be performed until decommissioning is authorised.

- Order EHA/1094/2006 of 6 April, developing special characteristics of official secondary markets of derivative financial instruments relating to energy.

  In accordance with the Final Provision of Royal Decree 1814/1991 of 20 December, this Order aims to regulate the special characteristics that, as regards the general purpose rules for official secondary markets of financial futures and options, apply to the official secondary markets of futures and options relating to energy.

- Resolution of 28 April 2006 of the General Secretary for Energy, approving Operating Procedures 3.5 "Scheduling of maintenance of the distribution networks which affects the Electricity System".

  This describes the information flows and processes required to present and authorise the plans for maintaining the distribution network when this may appreciably affect the operation of the system, so that they are compatible with the plans for maintaining the production units and the transport network.

GAS SECTOR

- Resolution of 13 March 2006, of the General Directorate for Energy Policy and Mining, establishing detailed protocols for the Rules governing the Technical Management of the Gas System.

  This resolution publishes the following Detailed Protocols relating to technical management of the gas system:

  PD-01. Measurement
  PD-02. Procedures for distribution.
  PD-03. Demand forecasts.
  PD-04. Communication Mechanisms.
  PD-05. Procedure for determining the energy unloaded by methane ships.
  PD-06. Operating rules for unloading methane ships.

- Resolution of 29 March 2006, of the General Directorate for Energy Policy and Mining, publishing new maximum prices for the sale of gas for use as raw material.

- Resolution of 26 April 2006 of the General Directorate for Energy Policy and Mining, publishing new maximum prices for the sale of gas for use as raw material.

- Resolution of 29 May 2006 of the General Directorate for Energy Policy and Mining, publishing new maximum prices for the sale of gas for use as raw material.

- Royal Decree-law 7/2006 of 23 June, adopting emergency measures in the energy sector.

  This provision has been commented on in the section on the electricity sector.

- Resolution of 26 June 2006 of the General Directorate for Energy Policy and Mining, publishing new maximum prices for the sale of gas for use as raw material.

- Royal Decree 919/2006 of 28 July, approving the technical rules regarding distribution and use of gaseous fuels and supplementary technical instructions ICG 01 to 11.

  This provision establishes the technical conditions and guarantees that plants for distributing and using gaseous fuels and gas devices must comply with.

- Resolution of 25 July 2006, of the General Directorate for Energy Policy and Mining, regulating the conditions for assignation and the implementing procedure relating to the interruption of the gas system.

  This Resolution develops Article 12 of Min. Order ITC/4100/2005 establishing the basic implementing conditions for interruptible tolls. It modifies section 10.6.1 of the NGTS. It came into force on 6 August 2006.

- Resolution of 27 July 2006 of the General Directorate for Energy Policy and Mining, publishing new maximum prices for the sale of gas for use as raw material.

- Resolution of 28 August 2006 of the General Directorate for Energy Policy and Mining, publishing new maximum prices for the sale of gas for use as raw material.

- Resolution of 27 September 2006 of the General Directorate for Energy Policy and Mining, publishing new maximum prices for the sale of gas for use as raw material.

- Order ITC/2348/2006 of 14 July establishing the rules for presenting accounting information by companies that carry out activities relating to natural gas and gases created by canalisation. This develops the obligation to present accounting information, including standard models. This establishes the obligation to ensure that no income transfers are made. Companies must name an interlocutor.

- Resolution of the General Directorate for Energy Policy and Mining determining which projects initiated in 2005 and 2006 have a right to specific payment: it approves the specific payment for distribution installation for 2005 and 2006.

- Resolution of 28 July 2006 of the General Secretary for Energy, modifying section 3.6.3 "Viability of ship unloading schedules" of the Technical Management Rules for the Gas System "NGTS-3": It establishes a maximum limit for tank reserves of 8 days or 300 GWh as a monthly average. It came into force on 18 August 2006.

E - 14 other significant events

On 9 January 2006, the following Relevant Event was notified to the National Stock Market Commission:

> *"We are glad to notify you that IBERDROLA has bought from Naturener 100% of its subsidiary Naturener Eólica, which has 280 Megawatts (MW) of electricity power at an advanced stage of development in the autonomous communities of Castilla-La Mancha, Andalucía and Castilla y León."...*

On 9 January 2006, the following notification was made to the National Stock Market Commission:

> *The Company delivers a note relating to the position of Iberdrola Portugal in relation to EDP, Galp and the reorganisation of the Portuguese electricity sector.*

On 18 January 2006, the following notification was made to the National Stock Market Commission:

> *Iberdrola and Gamesa, through the Nuevas Energías Ibéricas consortium, which includes Visabeira, Alberto Mesquita, MECI y Galucho, have today presented in Lisbon an industrial project for building five aerogenerator factories in Portugal, representing a significant investment.*

On 27 January 2006, the following notification was made to the National Stock Market Commission:

> *"Iberdrola notifies that its (non audited) results for 2005 will be presented to the CNMV and the Governing Councils of the Stock Markets on Thursday 9 February 2006 before the market opens (9 a.m. Madrid time).*
>
> *A presentation will be made on the same day in Madrid."*

On 1 February 2006, the following notification was made to the National Stock Market Commission:

"We are glad to inform you that IBERDROLA, with approval of the Board of Directors, will offer its employees, for the second year in a row, the possibility of receiving part of their salary in shares. Shares will be delivered during March 2006." ...

On 3 February 2006, the following Relevant Event was notified to the National Stock Market Commission:

"Decision of the Council of Ministers pursuant to Article 17(b) of Law 16/1989 of 17 July on Competition Control, to subject the approval of the merger consisting in the taking of control of Endesa S.A. by Gas Natural SDG, S.A. to certain conditions. ...

On 3 February 2006, the following notification was made to the National Stock Market Commission:

Iberdrola communicates a Press Release relating to the Government's decision regarding Gas Natural's public offer for Endesa.

On 6 February 2006, the following notification was made to the National Stock Market Commission:

The Company communicates that the Presentation of the Results of 2005 will be moved half an hour, to 9.30 a.m. on 09/02/2006.

On 9 February 2006, the following Relevant Event was notified to the National Stock Market Commission:

The Company provides information on the results of the second semester of 2005.

On 9 February 2006, the following notification was made to the National Stock Market Commission:

The Company provides a presentation of the results of the second semester of 2005.

On 22 February 2006, the following Relevant Event was notified to the National Stock Market Commission:

"We are glad to announce that today the Board of Directors of Iberdrola approved unanimously the following resolutions:

I. Present the Annual Accounts, the Management Report and the Proposal for Distributions as well as the Consolidated Annual Accounts and Management Report for 2005.

II. Call a General Meeting of Shareholders on the 29 and 30 March on first and second notice, respectively, with the following Agenda:"...

On 23 February 2006, the following Relevant Event was notified to the National Stock Market Commission:

The company provides the Annual Report on Corporate Governance for 2005.

On 24 February 2006, the following Relevant Event was notified to the National Stock Market Commission:

"Following our notification made on 22 February, we attach a copy of the documentation (on paper and scanned onto CD) that will available for shareholders on 24th of this month, in our webpage and at the corporate domicile, in relation to the Notice of General Meeting of Shareholders, as set out in the notice of call. The Report on Corporate Governance has already been presented to the Commission". ...

On 28 February 2006, the following Relevant Event was notified to the National Stock Market Commission:

We attach the corrected text of the Resolution relating to Item nine of the Agenda of the General Meeting of Shareholders of this Company, which substitutes the notice provided on 23 February. ...

On 2 March 2006, the following notification was made to the National Stock Market Commission:

"We are glad to announce that IBERDROLA, through the Nuevas Energías Ibéricas (NEI) Consortium, which includes Gamesa and the following Portuguese companies: Visabeira, Alberto Mesquita, MECI y Galucho, has bided on 24 February for the distribution of wind powered electricity in Portugal, pursuant to a call made by the Portuguese government in 2005. ...

On 7 March 2006, the following Relevant Event was notified to the National Stock Market Commission:

Unicaja notifies that it has increased its shareholding in Iberdrola to 1.5% of Share capital.

On 10 March 2006, the following notification was made to the National Stock Market Commission:

"Following the Notification made on 1st February this year, we are glad to announce that Iberdrola will deliver shares in the Company to its employees during next week, as part of their variable retribution." ...

On 30 March 2006, the following Relevant Event was notified to the National Stock Market Commission:

"We are glad to announce that the General Meeting of Shareholders held today has approved, with the favourable vote representing more than two thirds of the share capital present and represented at the meeting, each and every resolutions set out in the Agenda which was communicated to you on 22nd February this year, documentation

pertaining to which - in addition to being made available to shareholders - was provided you on 23rd February." ...

On 5 April 2006, the following notification was made to the National Stock Market Commission:

La sociedad remite nota de prensa de la Conferencia sobre Energías Renovables celebrada en Toledo.

On 17 April 2006, the following notification was made to the National Stock Market Commission:

The Company publishes the evolution of the Energy Balance for the first semester of 2006

On 17 April 2006, the following notification was made to the National Stock Market Commission:

The Company provides information on the forthcoming presentation of results of the first quarter of 2006.

On 27 April 2006, the following Relevant Event was notified to the National Stock Market Commission:

The Company publishes information on the results for the first term of 2006.

On 27 April 2006, the following Relevant Event was notified to the National Stock Market Commission:

The Company announces that Iberdrola Portugal has increased its shareholding in EDP – Energías de Portugal, from 5.7% to 9.5%.

On 27 April 2006, the following Relevant Event was notified to the National Stock Market Commission:

The Company provides more information on the increase in shareholding in EDP-Energías de Portugal.

On 27 April 2006, the following notification was made to the National Stock Market Commission:

The Company publishes its presentation on the results for the first term of 2006.

On 2 May 2006, the following Relevant Event was notified to the National Stock Market Commission:

Iberdrola has entered the wind power generation market in the USA having signed a contract to purchase 100% of Community Energy Inc. (CEI), based in Wayne (Pennsylvania). In addition, Iberdrola has signed a framework agreement with the Municipality of Bayannaoer, in North

> *China, to study locations where it may install wind power generators for at least 1.000 MW.*

On 16 May 2006, the following notification was made to the National Stock Market Commission:

> *The Company publishes a press release on the selection of candidates for 500 positions for the Novas Energias Ibericas (NEI) Consortium in the Portuguese regions of Beira Interior and Valle del Sousa. The NEI Consortium is led by Iberdrola and Gamesa and includes the following Portuguese companies: Visabeira, Alberto Mesquita, MECI and Galucho.*

On 1 June 2006, the following notification was made to the National Stock Market Commission:

> *We are pleased to announce that Iberdrola will offer its shareholders a dividend re-investment scheme pursuant to which shareholders who voluntarily subscribe to the scheme may re-invest their dividends in shares in the Company"...*

On 28 June 2006, the following notification was made to the National Stock Market Commission:

> *The Company announces that on the 3rd July 2006 the Additional Dividend for 2005 will be paid, being 0.51810171 euros (gross) per share.*

On 3 July 2006, the following notification was made to the National Stock Market Commission:

> *"Following the notice of Relevant Event made to the Commission on 1st June 2006 in relation to the Dividend Re-investment Scheme, we announce that the reinvestment price for each share under the scheme will be 25.77 euros"...*

On 5 July 2006, the following Relevant Event was notified to the National Stock Market Commission:

> *"We are pleased to announce that today, 5th July, Iberdrola has agreed to purchase 11% of the share capital of Gamesa from IBV Corporation, a holding company that is 50% owned by the Company and BBVA. The transaction is made at a price of 16.64 Euros/share and totals 445 million euros"...*

On 10 July 2006, the following notification was made to the National Stock Market Commission:

> *"Iberdrola announces that the (non audited) results for the period January-July 206 will be presented to the CNMV and Governing Councils of the Stock Markets on Thursday 20 July 2006 before the market opens (9 a.m. Madrid time)."...*

On 10 July 2006, the following Relevant Event was notified to the National Stock Market Commission:

> *"We are glad to announce that Iberdrola has concluded the purchase of the French Company Perfect Wind, considered to be one of the companies with greatest development potential in the French wind power market. The purchase is for 52 million euros, and is part of Iberdrola's strategy for international expansion."...*

On 13 July 2006, the following Relevant Event was notified to the National Stock Market Commission:

> *The Company publishes the evolution of the Energy Balance for the first semester of 2006.*

On 13 July 2006, the following Relevant Event was notified to the National Stock Market Commission:

> *The Company publishes a translation of the evolution of the Energy Balance for the first semester of 2006*

On 17 July 2006, the following notification was made to the National Stock Market Commission:

> *Iberdrola notifies a change of time for presenting the results of the first semester of 2006.*

On 20 July 2006, the following Relevant Event was notified to the National Stock Market Commission:

> *The Company publishes information on the results for the first semester of 2006.*

On 20 July 2006, the following notification was made to the National Stock Market Commission:

> *The Company publishes its presentation on the results for the first semester of 2006.*

On 31 July 2006, the following notification was made to the National Stock Market Commission:

> *The Company publishes its Report on Environmental Indicators for 2005.*

On 2 August 2006, the following notification was made to the National Stock Market Commission:

> *The Company publishes a press release announcing that it is purchasing rights to install a biomass plant in Archidona (Malaga).*

On 8 August 2006, the following notification was made to the National Stock Market Commission:

The Company publishes a press release announcing that it is purchasing rights to install a biomass plant in As Somozas (A Coruña).

On 10 August 2006, the following notification was made to the National Stock Market Commission:

Iberdrola starts the Altamira V plant, the largest combined cycle plant in Mexico.

On 19 September 2006, the following notification was made to the National Stock Market Commission:

The Company announces that it has entered the Climate Leadership Index thanks to its strategy on climate change.

On 21 September 2006, the following notification was made to the National Stock Market Commission:

"Iberdrola announces that its Strategic Plan will be presented to the Financial Community on Wednesday 4th October 2006 in Madrid"...

On 27 September 2006, the following notification was made to the National Stock Market Commission:

"Iberdrola announces that its Strategic Plan will be presented to CNMV and Governers of the Stock Markets on Wednesday 4th October 2006 at 10.30 a.m."...

On 27 September 2006, the National Stock Market Commission resolved the following Relevant Event:

"Trading in Iberdrola S.A. is temporarily suspended, with immediate effect, pursuant to Article 33 of Law 24/1998 of 28 July on the Stock Market, in the following markets:

- In those Stock Markets and Systems of Stock Market Inter-connections of the shares and other equities that may give rights by subscription or acquisition.

- En MEFF RENTA VARIABLE, S.A. of the contracts in these shares.

-In AIFF, Mercado de Renta Fija, S.A., of their Issues of Fixed Return and Preferential Shares,
While relevant information is transmitted relating to the acquisition of a significant shareholding of the company shares by the entity AÇS, ACTIVIDADES DE CONSTRUCCION Y SERVICIOS S.A."...

On 27 September 2006, the following Relevant Event was notified to the National Stock Market Commission:

ACS Group has acquired a shareholding of 6.31% in Iberdrola at 37 euros per share for a total amount o2,105,896,88484 million euros, of whic1h8.8% has been acquired through a derivative contract.

On 27 September 2006, the National Stock Market Commission resolved the following Relevant Event:

To lift as of 11.45h on the date hereof the precautionary suspension of trading of securities of IBERDROLA SA on the following markets:

- In those Stock Markets and Systems of Stock Market Inter-connections of the shares and other equities that may give rights by subscription or acquisition.

- En MEFF RENTA VARIABLE, S.A. of the contracts in these shares.

- In AIFF, Mercado de Renta Fija, S.A., of their Issues of Fixed Return and Preferential Shares,
Due to sufficient information having been made available to the public, to the Stock Market Governing Bodies and the CNMV about the circumstances that were the motive for the suspension"...

On 27 September 2006, the following Relevant Event was notified to the National Stock Market Commission:

"Iberdrola SA is aware of the information disseminated by the CNMV relating to the purchase by ACS Group of 6.3% of the share capital of Iberdrola SA, an operation which it considers positive as it brings in a new shareholder with a long term perspective."...

On 27 September 2006, the following Relevant Event was notified to the National Stock Market Commission:

ACS, S.A. announces that it has increased its shareholding in Iberdrola to 10% of the share capital of this company.


IBERDROLA



Bilbao, November 9, 2006

Comisión Nacional del Mercado de Valores - Current report

Ladies and Gentlemen:

In response to your requirement received today in light of the news published in different media in connection with Scottish Power, Iberdrola, S.A. is pleased to report that, with the purposes of creating value for its shareholders, continues to appraise different investment alternatives and opportunities in the market. In this regard, and for the purposes of Law 24/1988, of July 28, on the Securities Market, we are hereby reporting that Iberdrola, S.A. is currently evaluating different investment alternatives and that it has not adopted any decision or agreement in connection with strategic investments.

We remain at your disposal for any clarification. Yours sincerely,

Federico San Sebastián
Secretary of the Board of Directors


IBERDROLA

Bilbao, 10 de Noviembre de 2006

Les adjuntamos texto de la Comunicación enviada al Takeover Panel del Reino Unido esta misma mañana:

"10 November 2006

Statement regarding Scottish Power plc

In response to the news published in different media in connection with Scottish Power, Iberdrola, S.A. is pleased to report that, with the purpose of creating value for its shareholders, it continues to appraise different investment alternatives and opportunities in the market including Scottish Power. Iberdrola, S.A. is currently evaluating different investment alternatives and it has not adopted any decision or agreement in connection with strategic investments."

Quedando como siempre a disposición de Vd. y de esa Comisión Nacional, le saluda atentamente,

IBERDROLA, S.A.
El Secretario del Consejo de Administración

Federico San Sebastián


IBERDROLA



Bilbao, November 10, 2006

COMISIÓN NACIONAL DEL MERCADO DE VALORES
Current report

Dear Sirs,

In compliance with the provisions of Law 24/1988, of 28 July, on the Securities Market, we hereby communicate that the board of directors of IBERDROLA, S.A., in a special meeting held today, has acknowledged the existence of negotiations between IBERDROLA, S.A. and the UK company SCOTTISH POWER PLC, on a possible consolidation of both companies (the "**Transaction**") and has approved the actions of its representatives, empowering them to continue the negotiations related with the Transaction. In such special meeting, the board of directors has resolved that in the event that a preliminary agreement satisfactory for both parties is reached, then such agreement will be submitted to the approval of the board of directors and, if applicable, to the general shareholders' meeting of IBERDROLA, S.A. and will be duly communicated to the market.

SCOTTISH POWER PLC is in an "offer period" as defined in the U.K. City Code on Takeovers and Mergers. This gives rise to legal and regulatory obligations including certain disclosure requirements in relation to the securities of both SCOTTISH POWER PLC and IBERDROLA, S.A. A summary of these disclosure rules can be found on our website (www.iberdrola.es) and the full rules are set out on the website of the U.K. Panel on Takeovers and Mergers (www.thetakeoverpanel.org.uk).

We remain at your disposal for any clarification. Yours sincerely,

Federico San Sebastián
Secretary of the board of directors

IBERDROLA S.A.

INTERIM DIVIDEND OF 0.45 EUROS GROSS PER SHARE AS PER 2006 FINANCIAL YEAR

The Board of Directores of IBERDROLA S.A. has on November 10th approved the payment of an interim dividend of **0.45 EUROS GROSS PER SHARE, A FIGURE THAT SHALL BE SUBJECT TO THE APPLICABLE WITHHOLDING OF TAX AT THE TIME THE PAYMENT IS MADE.**

THE RESULTING AMOUNT SHALL BE PAID ON 2ND JANUARY 2007 in accordance with current legislation for the depository entities using the means that IBERCLEAR places at the disposal of these entities.

In Bilbao, 10th November 2006

THE SECRETARY OF THE BOARD OF DIRECTORS



Bilbao, November 22, 2006

RE: Notice of significant event

Dear Sirs:

In answer to your request of today based on the notices appearing in various media with respect to the possible merger of Scottish Power Plc and Iberdrola, S.A., we hereby notify you that at a meeting held yesterday, Iberdrola, S.A.'s Executive Committee took note of the transfer by the Board of Directors to such committee of the information requirements set forth in the U.K. Takeover Code, in order for such committee to comply with the requirements of such code.

Furthermore, we hereby reiterate to you, as we did in the notice sent to the Commission on November 10, 2006, the possible merger of Iberdrola, S.A. with Scottish Power Plc will be subject to the approval of the Board of Directors and, if applicable, the General Shareholders' Meeting of Iberdrola, S.A., as well as applicable governmental authorizations, and timely notice thereof will be given to the market.

We remain always at your service and that of the National Commission.
Sincerely,

IBERDRLOA, S.A.
Secretary of the Board of Directors

Federico San Sebastián

IMPORTANT INFORMATION

This communication does not constitute an offer to purchase, sell or exchange or the solicitation of an offer to purchase, sell or exchange any securities or the solicitation of any vote or approval with respect to the proposed acquisition by Iberdrola S.A. of ScottishPower plc (the "Acquisition"), nor shall there be any purchase, sale or exchange of securities or such solicitation in any jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction.

If and when Iberdrola S.A. commences the Acquisition for the ordinary shares of ScottishPower plc and the Acquisition is implemented by way of a scheme of arrangement under the U.K. Companies Act 1985, as amended (the "Scheme"), any securities of Iberdrola S.A. will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), but will be issued in reliance on the exemption provided by Section 3(a)(10) thereof, and ScottishPower plc will furnish the acquisition document to the SEC under cover of a Form 6-K. If and when Iberdrola S.A. determines to commence the Acquisition by way of a takeover offer under The City Code on Takeovers and Mergers of the United Kingdom (the "Offer") rather than the Scheme, Iberdrola S.A. will, to the extent that the shares issued in connection with the proposed Acquisition are required to be registered in the United States, file a registration statement on Form F-4, which will include a prospectus, with the United States Securities and Exchange Commission ("SEC"). **Investors are strongly advised to read the documents that will be made available to them, including the registration statement and prospectus, if and when available, and any other relevant documents made available to them and/or the SEC or other applicable regulatory authorities, as well as any amendments or supplements to those documents, because they will contain important information regarding Iberdrola S.A., ScottishPower plc, the Acquisition and any Offer. ScottishPower shareholders should also read the related solicitation/recommendation statement on Schedule 14D-9 that may be filed with the SEC by ScottishPower relating to the Acquisition.** If and when filed, investors may obtain free copies of the registration statement, the prospectus as well as other relevant documents filed with the SEC, at the SEC's web site at www.sec.gov and will receive information at an appropriate time on how to obtain these transaction-related documents for free from the parties involved or a duly appointed agent.

The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. To the fullest extent permitted by applicable law, the companies involved in the proposed Acquisition disclaim any responsibility or liability for the violation of such restrictions by any person.
The shares to be issued in connection with the proposed Acquisition may not be offered or sold in the United States except pursuant to an effective registration statement under the Securities Act or pursuant to a valid exemption from registration.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking information and statements about ScottishPower plc and Iberdrola S.A. and their combined businesses after completion of the proposed Acquisition. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words "expects," "anticipates," "believes," "intends," "estimates" and similar expressions. Although the managements of ScottishPower plc and Iberdrola S.A. believe that the expectations reflected in such forward-looking statements are reasonable, investors and holders of ScottishPower plc and Iberdrola S.A. shares are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of ScottishPower plc and Iberdrola S.A., that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public documents sent by ScottishPower plc and Iberdrola S.A. to the *Comisión Nacional del Mercado de Valores* and under "Risk Factors" in the annual report on Form 20-F for the year ended March 31, 2006 filed by ScottishPower plc with the SEC on June 30, 2006. Except as required by applicable law, neither ScottishPower plc nor Iberdrola S.A. undertakes any obligation to update any forward-looking information or statements.


IBERDROLA


ScottishPower

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO THE SAME WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION

FOR IMMEDIATE RELEASE

28 November 2006

RECOMMENDED CASH AND SHARE OFFER
FOR
SCOTTISH POWER PLC
BY
IBERDROLA, S.A.

Summary

- The Board of Iberdrola, S.A. (**"Iberdrola"**) is pleased to announce that it has secured the unanimous recommendation of the Board of Scottish Power plc (**"ScottishPower"**) of the terms of an Offer for the acquisition of ScottishPower by Iberdrola and/or a wholly owned subsidiary of Iberdrola (the **"Offer"**).

- Under the terms of the Offer, ScottishPower Shareholders will receive 400 pence (Euro 5.90) in cash and 0.1646 of a New Iberdrola Share, for every ScottishPower Share.

- ScottishPower ADS Holders will receive 1600 pence (Euro 23.61) in cash and 0.6584 of a New Iberdrola Share, for every ScottishPower ADS.

- Before the Effective Date, ScottishPower will declare a special dividend of 12 pence (Euro 0.18) (the **"Special Dividend"**) for every ScottishPower Share (which will amount to 48 pence (Euro 0.71) for every ScottishPower ADS) payable to ScottishPower Shareholders on the register of ScottishPower on the Scheme Record Date and will be paid shortly after the Effective Date.

- The Offer values each ScottishPower Share at 777 pence (Euro 11.47) and the entire issued ordinary share capital of ScottishPower at approximately £11.6 billion (Euro 17.1 billion) (inclusive of the Special Dividend) (based on the Closing Price of an Iberdrola Share on 27 November 2006 of Euro 32.75 and on an exchange rate of Euro 1.4755: £1).

- Under the terms of the Offer ScottishPower Shareholders will:

  - receive approximately 53.0 per cent. of the consideration in the form of cash, including the Special Dividend; and

- retain an ongoing investment in the Enlarged Iberdrola Group.

- The Offer will include a Mix and Match Facility, allowing ScottishPower Shareholders to elect to vary the proportions of cash and New Iberdrola Shares they receive, subject to the elections made by other ScottishPower Shareholders.

- A Loan Note Alternative will also be offered (other than to ScottishPower Shareholders in Loan Note Restricted Jurisdictions and US resident holders of ScottishPower Shares or ScottishPower ADS Holders).

- The New Iberdrola Shares to be issued are expected to represent approximately 21.4 per cent. of the issued share capital of Iberdrola as enlarged by the acquisition of the ScottishPower Group.

- Established over 100 years ago, Iberdrola is a leading European utility, headquartered in Spain, with business operations in gas and electricity across 28 countries. As of 30 September 2006 it was also one of the world's leading producers of wind energy. In the financial year ended 31 December 2005 it reported total revenues of £7,955 million (Euro 11,738 million) and profit from operations of £1,533 million (Euro 2,262 million).

- ScottishPower is an international energy company, involved in the business of electricity transmission and distribution services in the UK, the supply of electricity and gas services to homes and businesses across the UK and has electricity generation and gas storage facilities in the UK and North America. In the financial year ended 31 March 2006 it reported total revenues of £5,446 million (Euro 8,036 million) and an operating profit of £870 million (Euro 1,283 million) from continuing operations.

- Iberdrola believes the combination with ScottishPower is strategically attractive, creating a leading European integrated utilities group with a broad geographical presence and a strong platform for future growth:

  - the third largest European utility company with a pro forma Enterprise Value of £43.2 billion (Euro 63.8 billion);

  - aggregate installed generation capacity on a pro forma basis of 36,603 MW and 21·4 million electricity points of supply as at 30 September 2006;

  - 5,707 MW of installed wind generation capacity and 333 MW of installed small hydro generation capacity on a pro-forma basis making the combined Group the leading global renewable energy company;

- annual pre-tax operating cost savings of at least £88 million (Euro 130 million)[1] and average annual capital expenditure savings of £30 million (Euro 44 million).[1]

- The proposed acquisition is expected to be immediately earnings enhancing.[2]

- Iberdrola attaches great value to the skills and experience of the business management and employees of ScottishPower. They will be critical to the success of the Enlarged Iberdrola Group and Iberdrola fully expects that they will continue to play a vital role in the business going forward.

- It is intended that the Offer will be made by Iberdrola and/or a wholly owned subsidiary of Iberdrola, and will be implemented by way of a scheme of arrangement under section 425 of the Act.

- The Offer is conditional on, among other things, the approval of both companies' shareholders. In addition to the sanction of the Court, to become effective, the Scheme also requires, amongst other things, the approval of a majority in number representing 75 per cent. or more in value of the relevant ScottishPower Shareholders present and voting in person or by proxy at the Court Meeting and the passing of the ScottishPower EGM Resolution at the ScottishPower EGM. The approval of certain regulatory authorities, including the European Commission, the US Federal Energy Regulatory Commission and US state regulatory commissions or authorities will also be required. In addition, all applicable waiting periods under the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the regulations thereunder, and the Exon-Florio provision of the Defence Production Act of 1950, as amended by Section 5021 of the Omnibus Trade and Competitiveness Act of 1988, will need to have expired.

- The ScottishPower Board, which has been so advised by Morgan Stanley & Co. Limited, consider the terms of the Offer to be fair and reasonable. In providing advice to the ScottishPower Board, Morgan Stanley & Co. Limited has taken into account the commercial assessments of the ScottishPower Board.

- Accordingly, the ScottishPower Board unanimously recommends that ScottishPower Shareholders vote in favour of the Scheme at the Court Meeting and the ScottishPower EGM as they have undertaken to do in respect of their own beneficial holdings of ScottishPower Shares, representing as at the date of this announcement, in aggregate, approximately 0.1 per cent. of the existing ScottishPower Shares.

- The Scheme will be put to ScottishPower Shareholders at the Court Meeting and at the ScottishPower EGM, which will be convened in due course. It is expected that the Scheme Document will be posted to ScottishPower Shareholders in March 2007 and that, subject to the satisfaction of the Conditions, the Scheme will become Effective during April 2007.

---

[1] The expected cost savings have been calculated on the basis of the existing cost and operating structures of the current Iberdrola Group and ScottishPower Group. These statements of estimated cost savings relate to future actions and circumstances which by their nature involve risks, uncertainties, contingencies and other factors. As a result, the cost savings referred to may not be achieved, or those achieved may be materially different from those estimated.

[2] This statement does not constitute a profit forecast and should not be interpreted to mean that earnings for the year to 31 December 2007 or any subsequent financial period would necessarily be greater than those for any preceding financial period.

Commenting on today's announcement, Ignacio Galán, Chairman and CEO of Iberdrola, said:

"The proposed integration of ScottishPower with Iberdrola is fully in line with our respective strategies. It will create Europe's third largest utility; it will create value for both our companies; and it will be very positive for employees and consumers, who will benefit from the competitive advantages of the new group. We will be able to achieve near term synergies and access economies of scale in the medium and long term through common systems and processes. The new group will be well positioned for the future European energy market and will enjoy a strong growth platform in Spain, the United Kingdom, Continental Europe, North America and the global market, particularly in renewable energy, a sector in which it will be a world leader. All of this will be positive for all our stakeholders."

Philip Bowman, CEO of ScottishPower, said:

"While ScottishPower has demonstrated strong performance across all its businesses over the past 12 months, consolidation activity has resulted in massive change within the European utilities landscape. ScottishPower needs to expand its geographical presence, diversify operating risks, achieve greater economies of scale and have the financial strength to invest in substantially larger infrastructure projects over coming years. This transaction achieves these objectives without the adverse social consequences for employees that would be likely in most other merger scenarios. The combination of the two businesses will enable ScottishPower to compete on a global scale in an increasingly competitive environment and the terms offered by Iberdrola provide an attractive price for ScottishPower Shareholders and allow shareholders the opportunity to maintain an interest in the Enlarged Iberdrola Group."

Iberdrola will host a conference call and webcast for analysts in Spain at 09.30 (CET) today to discuss this announcement. The dial-in numbers are +34 91 789 5117 (this call will be in Spanish), +34 91 789 2387 (this call will have an English translation) and +44 207 107 0685 (this call will have an English translation). The webcast URL is www.iberdrola.com.

This summary should be read in conjunction with the full text of the following announcement and the Appendices to it.

Appendix I sets out the Conditions and certain further terms of the Scheme. Appendix II sets out the bases and sources of certain of the information contained in this announcement. Appendix III contains the definitions of certain terms used in this announcement.

Iberdrola's financial adviser is ABN AMRO Corporate Finance Limited; Allen & Overy LLP, Uría Menéndez, Milbank, Tweed, Hadley & McCloy LLP, Latham & Watkins, CMS Albiñana & Suárez de Lezo and Dickson Minto W.S. are providing legal advice. ScottishPower's financial adviser is Morgan Stanley & Co. Limited; Linklaters, Sullivan & Cromwell LLP, Garayar Asociados and Shepherd & Wedderburn LLP are providing legal advice.

Enquiries:

Iberdrola, S.A.

Ignacio Cuenca	Tel: +34 91 784 2743
Maria Dolores Herrera	Tel: +34 91 784 2670

ABN AMRO Corporate Finance Limited (Financial adviser to Iberdrola, S.A.)

Tom Willett	Tel: +44 (0) 20 7678 8000
Simon Wilde	Tel: +44 (0) 20 7678 8000
Richard Walker	Tel: +44 (0) 20 7678 8000
Enrique Namey	Tel: +34 91 423 6900

Hoare Govett Limited (Broker to the Offer)

Paul Nicholls	Tel: +44 (0) 20 7678 8000
Neil Collingridge	Tel: +44 (0) 20 7678 8000
Sara Hale	Tel: +44 (0) 20 7678 8000

Citigate Dewe Rogerson (PR adviser to Iberdrola, S.A.)

Anthony Carlisle	Tel: +44 (0) 7973 611 888
Laure Lagrange	Tel: +44 (0) 7768 698 731

Scottish Power plc

Investor Relations: Peter Durman	Tel: +44 (0) 141 636 4527
Media Relations: Colin McSeveny	Tel: +44 (0) 141 636 4515

Morgan Stanley & Co. Limited (Financial adviser to Scottish Power plc)

Simon Robey	Tel: +44 (0) 20 7425 8000
Jonathan Grundy	Tel: +44 (0) 20 7425 8000
Iain Smedley	Tel: +44 (0) 20 7425 8000
Johan Hueffer	Tel: +44 (0) 20 7425 8000

Morgan Stanley & Co. International Limited (Joint broker to Scottish Power plc)

Alisdair Gayne	Tel: +44 (0) 20 7425 8000
Jon Bathard-Smith	Tel: +44 (0) 20 7425 8000

JPMorgan Cazenove Limited (Joint broker to Scottish Power plc)

David Mayhew	Tel: +44 (0) 20 7588 2828
Edmund Byers	Tel: +44 (0) 20 7588 2828
Barry Weir	Tel: +44 (0) 20 7588 2828
Matthew Lawrence	Tel: +44 (0) 20 7588 2828

Cardew Group. (PR adviser to Scottish Power plc)

Anthony Cardew	Tel: +44 (0) 20 7930 0777
Rupert Pittman	Tel: +44 (0) 20 7930 0777

Each of ABN AMRO Corporate Finance Limited and Hoare Govett Limited, which are authorised and regulated in the United Kingdom by the Financial Services Authority, are acting exclusively for Iberdrola and no one else in connection with the Offer and will not be responsible to anyone other than Iberdrola for providing the protections afforded to the clients of ABN AMRO Corporate Finance Limited or Hoare Govett Limited nor for providing advice in relation to the Offer or any matter or arrangement referred to in this announcement.

Each of Morgan Stanley & Co. Limited and Morgan Stanley & Co. International Limited are acting exclusively for ScottishPower and no one else in connection with the Offer and will not be responsible to anyone other than ScottishPower for providing the protections afforded to their clients nor for providing advice in relation to the Offer or any matter or arrangement referred to in this announcement.

JP Morgan Cazenove Limited is acting exclusively for ScottishPower and no one else in connection with the Offer and will not be responsible to anyone other than ScottishPower for providing the protections afforded to its clients nor for providing advice in relation to the Offer or any matter or arrangement referred to in this announcement.

Further Information on the Offer

The release, publication or distribution of this announcement in jurisdictions other than the United Kingdom may be restricted by law and therefore any persons who are subject to the laws of any jurisdiction other than the United Kingdom should inform themselves about, and observe, any applicable restrictions.

Any failure to comply with the applicable restrictions may constitute a violation of the securities laws of any such jurisdiction. To the fullest extent permitted by applicable law, the companies involved in the proposed Offer disclaim any responsibility or liability for the violation of such restrictions by any person.

This announcement has been prepared for the purposes of complying with English law, the Listing Rules, the rules of the London Stock Exchange and the City Code and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws and regulations of any jurisdiction outside of the United Kingdom.

This announcement does not constitute an offer to purchase, sell or exchange or the solicitation of an offer to purchase, sell or exchange any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the Offer or otherwise, nor shall there be any purchase, sale or exchange of securities or such solicitation in any jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction.

This announcement does not constitute a prospectus or prospectus equivalent document. ScottishPower Shareholders are advised to read carefully the formal documentation in relation to the Offer once the Scheme Document has been despatched.

The availability of the New Iberdrola Shares, the Mix and Match Facility and the Loan Note Alternative

under the terms of the Offer to persons who are not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions in which they are located. Persons who are not resident in the United Kingdom should inform themselves of, and observe, any applicable requirements. Further details in relation to Overseas Persons who are ScottishPower Shareholders will be contained in the Scheme Document.

The Iberdrola Shares and any Loan Notes to be issued in connection with the proposed Offer may not be offered or sold in the United States except pursuant to an effective registration statement under the US Securities Act or pursuant to a valid exemption from registration.

To the extent that the Offer is effected by way of the Scheme, the New Iberdrola Shares to be issued to ScottishPower Shareholders under the terms of the Scheme have not been, and will not be, registered under the US Securities Act, or under the securities laws of any state, district or other jurisdiction of the United States, or of Canada, Australia or Japan and no regulatory clearances in respect of the New Iberdrola Shares have been, or will be, applied for in any jurisdiction. It is expected that the New Iberdrola Shares will be issued in reliance upon the exemption from the registration requirements of the US Securities Act provided by Section 3(a)(10) thereof. Under applicable US securities laws, ScottishPower Shareholders who are or will be deemed to be 'affiliates' of ScottishPower or Iberdrola prior to, or of Iberdrola after, the Effective Date will be subject to certain transfer restrictions relating to the New Iberdrola Shares received in connection with the Scheme.

The Loan Notes to be issued pursuant to the Loan Note Alternative have not been, and will not be, listed on any stock exchange and have not been, and will not be registered under the US Securities Act or under the securities laws of any state or other jurisdiction of the United States; the relevant clearances have not been, and will not be, obtained from the securities commission of any province of Canada; nor has any prospectus been lodged with, or registered by, the Australian Securities and Investments Commission; nor have any steps been taken, nor will any steps be taken, to enable the Loan Notes to be offered in compliance with the applicable securities laws of Japan. Accordingly, unless an exemption under relevant securities law is available, the Loan Notes may not be offered, sold, resold, delivered or transferred, directly or indirectly, in or into a Loan Note Restricted Jurisdiction in which an offer of Loan Notes would constitute a violation of the relevant laws of, or require registration of the Loan Notes in, such jurisdiction or to, or for the account or benefit of, a person located in a Loan Note Restricted Jurisdiction.

Whether or not a ScottishPower Shareholder votes at any Court Meeting or at the ScottishPower EGM, if the Offer becomes Effective, the ScottishPower Shares held by all ScottishPower Shareholders will be acquired pursuant to the Scheme and ScottishPower Shareholders will, subject to the Mix and Match Facility and Loan Note Alternative, receive a payment of 400 pence (Euro 5.90) in cash and 0.1646 of a New Iberdrola Share for every ScottishPower Share.

ScottishPower will prepare the Scheme Document to be distributed to ScottishPower Shareholders. Iberdrola and ScottishPower strongly advise ScottishPower Shareholders to read the Scheme Document when it becomes available because it will contain important information relating to the Offer.

Any response in relation to the Offer should be made only on the basis of the information contained in the Scheme Document or any document by which the Takeover Offer is made.

Iberdrola reserves the right to elect to implement the Offer by way of a Takeover Offer, subject to the prior consent of ScottishPower. If the Offer is carried out by way of Takeover Offer, the Takeover Offer may not be made, directly or indirectly, in or into Canada, Australia or Japan, or possibly certain other jurisdictions, and will not be capable of acceptance from or within Canada, Australia or Japan or any such other jurisdictions. Accordingly, copies of this announcement and all other documents relating to any Takeover Offer will not be, and must not be, mailed or otherwise forwarded, distributed or sent in, into or from Canada, Australia or Japan or any such other jurisdictions.

If the Offer were to be made by way of a Takeover Offer, to the extent that the Iberdrola Shares issued in connection with the proposed Takeover Offer are required to be registered in the United States, a registration statement on Form F-4, which will include a prospectus, will be filed with the SEC. If an exemption from the registration requirements of the US Securities Act is available, the Iberdrola Shares issued in connection with the proposed Offer will be made available within the United States pursuant to such exemption and not pursuant to an effective registration statement on Form F-4. **ScottishPower Shareholders are strongly advised to read the registration statement and prospectus, if and when available, and any other relevant documents made available to them and/or the SEC or other applicable regulatory authorities, as well as any amendments or supplements to those documents, because they will contain important information. ScottishPower Shareholders should also read the related solicitation/recommendation statement on Schedule 14D-9 that may be filed with the SEC by ScottishPower relating to any takeover offer.** If and when filed, investors may obtain free copies of the registration statement, the prospectus as well as other relevant documents filed with the SEC, at the SEC's website at www.sec.gov and will receive information at an appropriate time on how to obtain these transaction-related documents for free from the parties involved or a duly appointed agent.

Persons receiving copies of this announcement and all other documents relating to the Offer (including, without limitation, nominees, trustees and custodians) should observe these restrictions and must not mail or otherwise forward, distribute or send such documents in, into or from Canada, Australia, Japan or any such other jurisdictions in violation of these restrictions and applicable laws. Doing so could, among other things, invalidate any related purported acceptance of the Takeover Offer. The Takeover Offer would be made in accordance with the requirements of the City Code.

The Offer relates to the shares of a Scottish company and is proposed to be made by means of a scheme of arrangement under Section 425 of the Act which will be governed by Scots law. A transaction effected by means of a scheme of arrangement is not subject to the tender offer rules under the Exchange Act. Accordingly, the Scheme is subject to the disclosure requirements, rules and practices applicable in the United Kingdom to schemes of arrangement, which differ from the requirements of US tender offer rules. Financial information included in the relevant documentation will have been prepared in accordance with accounting standards applicable in the UK that may not be comparable to the financial statements of US companies.

Forward Looking Statements

This announcement contains statements about Iberdrola and ScottishPower that are or may be forward

looking statements, including for the purposes of the US Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts included in this announcement may be forward looking statements. Without limitation, any statements preceded or followed by or that include the words "targets", "plans", "believes", "expects", "aims", "intends", "will", "should", "may", "anticipates", "estimates", "synergies", "cost savings", "projects", "strategy" or, words or terms of similar substance or the negative thereof, are forward looking statements. Forward looking statements include statements relating to the following: (i) the expected timetable for completing this transaction, future capital expenditures, expenses, revenues, earnings, synergies, economic performance, indebtedness, financial condition, dividend policy, losses and future prospects of Iberdrola, ScottishPower or the Enlarged Iberdrola Group; (ii) business and management strategies and the expansion and growth of Iberdrola's, ScottishPower's or the Enlarged Iberdrola Group's operations and potential synergies resulting from the acquisition; and (iii) the effects of government regulation on Iberdrola's, ScottishPower's or the Enlarged Iberdrola Group's business.

These forward looking statements are not guarantees of future performance. They have not been reviewed by the auditors of Iberdrola or ScottishPower. These forward looking statements involve known and unknown risks, uncertainties and other factors which may cause them to differ from the actual results, performance or achievements expressed or implied by such forward looking statements. These forward looking statements are based on numerous assumptions regarding the present and future business strategies of such persons and the environment in which each will operate in the future. Investors are cautioned not to place undue reliance on the forward looking statements, which speak only as of the date they were made. All subsequent oral or written forward looking statements attributable to Iberdrola or ScottishPower or any of their respective members, directors, officers or employees or any persons acting on their behalf are expressly qualified in their entirety by the cautionary statement above. All forward looking statements included in this announcement are based on information available to Iberdrola and ScottishPower on the date hereof. Investors should not place undue reliance on such forward looking statements, and we undertake no obligation to publicly update or revise any forward looking statements.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the City Code, if any person is, or becomes, "interested" (directly or indirectly) in one per cent. or more of any class of "relevant securities" of Iberdrola or of ScottishPower, all "dealings" in any "relevant securities" of that company (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the acquisition becomes Effective, lapses or is otherwise withdrawn or on which the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of Iberdrola or ScottishPower, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the City Code, all "dealings" in "relevant securities" of Iberdrola or of ScottishPower by Iberdrola or ScottishPower, or by any of their respective "associates", must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the City Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, you should consult the Panel.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE THE SAME WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION

28 November 2006

RECOMMENDED CASH AND SHARE OFFER
FOR
SCOTTISH POWER PLC
BY
IBERDROLA, S.A.

1. Introduction

The Board of Iberdrola, S.A. ("**Iberdrola**") is pleased to announce that it has secured the unanimous recommendation of the Board of Scottish Power plc ("**ScottishPower**") of the terms of an Offer for all of the issued and to be issued ScottishPower Shares. The Offer will be made by Iberdrola and/or a wholly owned subsidiary of Iberdrola. The Offer is proposed to be effected by means of a scheme of arrangement under section 425 of the Act (the "**Scheme**").

Established over 100 years ago, Iberdrola is a leading European utility, headquartered in Spain, with business operations in gas and electricity across 28 countries. In 2005, it had a gross energy production of 85.7 billion KWh. As of 30 September 2006 Iberdrola had total installed generation capacity of 28,065 MW and managed 18.1 million electricity supply points. It is also the world's leading producer of wind energy with 3,743 MW of installed capacity as of 30 September 2006. Iberdrola has an integrated position in the Spanish electricity market. Additionally, it is also involved in engineering and construction and real estate services. For the financial year ended 31 December 2005, the Iberdrola Group had total revenue of £7,955 million (Euro 11,738 million) and a profit from operations of £1,533 million (Euro 2,262 million).

Further information on Iberdrola is set out in paragraph 9 of this announcement.

2. The Offer

It is intended that the Offer will be implemented by way of the Scheme. Under the terms of the Scheme, which will be subject to the further terms and Conditions set out below in Appendix I to this announcement, ScottishPower Shareholders and holders of ScottishPower ADSs at the Scheme Record Date will receive, subject to the elections made under the Mix and Match Facility and the Loan Note Alternative:

for each ScottishPower Share	400 pence (Euro 5.90) in cash; and
for each ScottishPower ADS	1600 pence (Euro 23.61) in cash; and
	0.6584 of a New Iberdrola Share

Before the Effective Date, ScottishPower will declare a special dividend of 12 pence (Euro 0.18) (the "**Special Dividend**") for every ScottishPower Share (which will amount to 48 pence (Euro 0.71) per ScottishPower ADS) payable to ScottishPower Shareholders on the register of ScottishPower on the Scheme Record Date. This will be paid shortly after the Effective Date.

Based on the Closing Price of an Iberdrola Share on 27 November 2006 (being the last business day prior to this announcement) of £22.20 (Euro 32.75) per Iberdrola Share, the terms of the Offer value each ScottishPower Share at 777 pence (Euro 11.47).

These terms represent:

- a premium of 4.2 per cent. to the Closing Price of 746.00 pence (Euro 11.01) for each ScottishPower Share on 27 November 2006 (being the last day prior to the date of this announcement);

- a premium of 15.8 per cent. to the Closing Price of 671.50 pence (Euro 9.91) for each ScottishPower Share on 7 November 2006 (being the last day prior to the commencement of the offer period); and

- a premium of approximately 21.5 per cent. to the average daily Closing Price of 639.65 pence (Euro 9.44) per ScottishPower Share for the three months ended 7 November 2006 (being the last day prior to the commencement of the offer period).

Fractions of New Iberdrola Shares will not be allotted, but will be aggregated and sold in the market after the Effective Date and the net proceeds of such sale shall be paid in cash to ScottishPower Shareholders entitled thereto in accordance with their fractional entitlements.

The New Iberdrola Shares are expected to represent approximately 21.4 per cent. of the issued share capital of Iberdrola as enlarged by the Offer.

If the Scheme becomes Effective, the Depositary will provide registered holders of ScottishPower ADSs with information regarding the surrender of their ScottishPower ADSs. Additional settlement arrangements for ScottishPower ADS Holders will be set out in the Scheme Document.

The ScottishPower B Shares and the ScottishPower Deferred Shares will not be included in the Offer and the rights attaching to the ScottishPower B Shares and the ScottishPower Deferred Shares will be unaffected by the Offer. The B Share Dividend will continue to be payable annually in arrears on 28 May or such later date as the Directors of Iberdrola and/or ScottishPower may determine. Further details regarding the treatment of the ScottishPower B Shares and the ScottishPower Deferred Shares will be set out in the Scheme Document.

The New Iberdrola Shares will be issued credited as fully paid and will rank pari passu in all respects with existing Iberdrola Shares and will be entitled to all dividends and other distributions declared, made or paid by Iberdrola by reference to a record date on or after the Effective Date but not otherwise. If the Effective

Date is later than 31 May 2007, a final dividend will be declared by ScottishPower which will be retained by ScottishPower Shareholders on the register on such date.

3. Mix and Match Facility

ScottishPower Shareholders will be entitled to elect to vary the proportions of New Iberdrola Shares and cash (with a Loan Note Alternative available to certain ScottishPower Shareholders) consideration they receive in respect of their holdings of ScottishPower Shares, via a mix and match facility (the "**Mix and Match Facility**"), subject to elections made by other ScottishPower Shareholders. To the extent that elections cannot be satisfied in full, they will be scaled down on a pro rata basis. As a result, ScottishPower Shareholders who make an election under the Mix and Match Facility will not necessarily know the exact number of New Iberdrola Shares or the amount of cash (and/or Loan Notes, if applicable) they will receive until settlement of the consideration under the Offer. ScottishPower Shareholders should note that the total number of New Iberdrola Shares and the total amount of cash to be received by the ScottishPower Shareholders in terms of the Offer will not be varied as a result of any mix and match election. Elections under the Mix and Match Facility will not affect the entitlements of those ScottishPower Shareholders who do not make any such elections.

Further information on the Mix and Match Facility and the Loan Note Alternative will be included in the Scheme Document.

If the Scheme becomes Effective then, subject to the Mix and Match Facility and Loan Note Alternative, a payment of 400 pence (Euro 5.90) together with the amount of the Special Dividend in cash and 0.1646 of a New Iberdrola Share per ScottishPower Share will be despatched or, where appropriate, credited through CREST to ScottishPower Shareholders within 14 days of the Effective Date. ScottishPower ADS Holders will receive their consideration from the Depositary through the ScottishPower ADS programme in accordance with the terms of the Deposit Agreement.

4. Recommendation

The ScottishPower Board, which has been so advised by Morgan Stanley & Co. Limited, consider the terms of the Offer to be fair and reasonable. In providing advice to the ScottishPower Board, Morgan Stanley & Co. Limited has taken into account the commercial assessments of the ScottishPower Board.

Accordingly, the ScottishPower Board unanimously recommends that ScottishPower Shareholders vote in favour of the Scheme at the Court Meeting and the ScottishPower EGM as they have undertaken to do so in respect of their own beneficial holdings of ScottishPower Shares, representing as at the date of this announcement, in aggregate, approximately 0.1 per cent. of the existing ScottishPower Shares.

5. Background to and reasons for the Offer

Iberdrola believes that the acquisition will accelerate the achievement of a number of Iberdrola's objectives, outlined in its 2007-2009 Strategic Plan. The combination of Iberdrola and ScottishPower creates one of the leading European integrated utility companies and the leading global renewable energy player. Based on pro

forma Enterprise Value, the Enlarged Iberdrola Group will be Europe's third largest utility company, valued at £43.2 billion (Euro 63.8 billion). It will have:

- a leading position in the rapidly growing UK and US renewables markets;
- a reinforced market presence in Europe and the US which will provide enhanced opportunities for gas trading and procurement in the increasingly global and LNG-driven gas marketplace;
- an installed generation capacity base of 36,603 MW including 5,707 MW of wind generation capacity and 333 MW of small hydro generation capacity; and
- a regulated networks business with approximately 21.4 million electricity points of supply

The proposed acquisition affords Iberdrola an exceptional opportunity to acquire a vertically integrated utility company, with complementary skills in the attractive liberalised UK market with scope for significant ongoing investment in new generation capacity and networks. The Enlarged Iberdrola Group is well diversified in terms of:

- geographical spread (Spain, United Kingdom, Latin America and North America);
- generation mix (nuclear, coal, wind, hydro and gas); and
- business mix (regulated and non-regulated).

Iberdrola will be able to draw on ScottishPower's considerable experience in deregulated markets and its strong skill sets in retailing and trading. In return, ScottishPower will also benefit from Iberdrola's best-in-class standards in generation and distribution activities.

The Iberdrola Directors believe that the Enlarged Iberdrola Group can achieve annual pre-tax operating cost savings of at least £88 million (Euro 130 million)[3] based on the existing cost and operating structures and plans of Iberdrola and ScottishPower. The full annual run rate of these savings will be achieved by the end of the third year after deal following completion of the Offer. Annual capital expenditure savings are anticipated to average at least £30 million (Euro 44 million)[3] over the first five years following completion of the Offer.

Annual operating and capital expenditure savings will result from:

- reduction in corporate overheads;
- optimisation of operations and maintenance;

[3] The expected cost savings have been calculated on the basis of the existing cost and operating structures of the current Iberdrola Group and ScottishPower Group. These statements of estimated cost savings relate to future actions and circumstances which by their nature involve risks, uncertainties, contingencies and other factors. As a result, the cost savings referred to may not be achieved, or those achieved may be materially different from those estimated.

- transfer of best practice in the generation, supply and distribution businesses; and
- scale efficiencies in the procurement of gas, and of renewable and other generation capital equipment.

The balance sheet and cash flow strength of the Enlarged Iberdrola Group will enable it to capitalise upon and accelerate investment in a number of attractive growth opportunities in existing as well as new markets in both Europe and the Americas.

The proposed acquisition is expected to be immediately earnings enhancing.[4]

6. Management, employees and locations

Iberdrola attaches great value to the skills and experience of the business management and employees of ScottishPower. They will be critical to the success of the Enlarged Iberdrola Group and Iberdrola fully expects that they will continue to play a vital role in the business going forward.

On completion of the Offer, Iberdrola has given assurances to ScottishPower that it will honour the contractual terms and conditions, benefits and existing severance policy of ScottishPower's employees (including pension rights) for at least two years.

Iberdrola will continue to be headquartered in Spain and does not envisage changing the principal locations of ScottishPower's business in the UK and in the US.

7. Share Schemes and Convertible Bonds

The Offer will affect share options and incentive awards granted under the ScottishPower Share Schemes and the Convertible Bonds. Participants in the ScottishPower Share Schemes and Convertible Bondholders will be contacted regarding the effect of the Offer on their rights and appropriate proposals will be made in due course to participants in the ScottishPower Share Schemes and to Convertible Bondholders. Iberdrola has agreed to consider and implement alternative benefits to replace existing share schemes.

Iberdrola has agreed to consider and implement alternative benefits to replace existing share schemes.

8. Information on ScottishPower

ScottishPower is an international energy company, involved in the business of electricity transmission and distribution services in the UK, the supply of electricity and gas services to homes and businesses across the UK and has electricity generation and gas storage facilities in the UK and North America. In the UK, it has a generation capacity of 6,366 MW (including 288 MW of installed wind capacity), a strong presence in the transmission and distribution business (with a RAB of £2.9 billion, as at 31 March 2006) and 5.25 million customers at 31 March 2006, including both electricity and gas. In North America, ScottishPower is active in

[4] This statement does not constitute a profit forecast and should not be interpreted to mean that earnings for the year to 31 December 2007 or any subsequent financial period would necessarily be greater than those for any preceding financial period.

the thermal generation, wind and gas storage business. ScottishPower had 1,405 MW of wind technology generation capacity as at 31 March 2006.

In the financial year ended 31 March 2006, the ScottishPower Group reported total revenues of £5,446 million (Euro 8,036 million) and an operating profit of £870 million (Euro 1,283 million) from continuing operations.

9. Information on Iberdrola

Iberdrola was founded in 1901. At present, Iberdrola is listed on the Spanish Continuous Market (ticker: IBE.SM) and has a market capitalisation of approximately Euro 29.5 billion (£20 billion) (as of 27 November 2006). Iberdrola's share performance is included in the computation of the Spanish IBEX 35 index and of the Euro Stoxx 50, Dow Jones Sustainability World Index and DJSI Stoxx indexes.

As at 30 September 2006, Iberdrola employed 15,884 people.

In Spain, Iberdrola's generation capacity amounts to 24,420 MW, including 3,728 MW of renewable energy and 4,000 MW of CCGTs as at 30 September 2006. In the distribution business, Iberdrola accounts for 9.7 million electricity points of supply. For the full year ending 31 December 2005, Iberdrola produced 66.2 TWh and distributed energy of 96.3 TWh.

Iberdrola forecasts achieving 7,000 MW of installed renewable power by 2009 and 10,000 MW by 2011. Its strong bid for renewable energy is part of its commitment to the environment, sustainable development and the objectives of the Kyoto Protocol. Iberdrola has become the only Spanish electricity company included in the Climate Leadership Index, an international recognition that demonstrates its firm strategy for combating climate change.

In Europe, in countries outside the Iberian peninsula, Iberdrola's activities are currently focused around electricity trading (with a presence in Switzerland, Germany, the Netherlands, France, Austria, Italy and Belgium) and renewables (in France, Italy, UK, Greece, Germany and Poland).

Iberdrola has consolidated its position as the second largest gas wholesale supplier in Spain.

Iberdrola has signed long-term LNG supply contracts that amount to 6 bcm (thousand million cubic metres) of gas annually. These supply contracts have been entered into with a range of counterparties and each has different commercial terms. This contractual structure, in part, allows Iberdrola to reduce its exposure to currency risks and oil price fluctuations.

Pursuant to the agreements with Sonatrach, Nigeria LNG, GNA, ENI and Snohvit, supplies which originate in Algeria, Nigeria, the Persian Gulf and Trinidad and Tobago are to be delivered to the re-gasification plants of Bilbao, Barcelona, Cartagena, Huelva and Sagunto. Iberdrola also has a long term supply contract via the direct gas pipeline between Algeria and Spain, MEDGAZ, for 1.6 bcm annually.

In addition, Iberdrola has become the main developer of new gas infrastructure in Spain. As of 30 September

2006, Iberdrola owns 25 per cent. and 30 per cent. of the re-gasification plants of BBG (Bilbao) and SAGGAS (Sagunto), respectively, and owns a 12 per cent. interest in the MEDGAZ gas pipeline.

In Latin America, Iberdrola is present in the generation business in Mexico, Chile and Brazil and the distribution business in Brazil, Guatemala and Bolivia. As of 30 September 2006, Iberdrola accounted for 8.4 million connected customers and 3,364 MW of total installed generation capacity in Latin America.

Iberdrola Ingeniería, the engineering and construction company of the group, has wide experience in electric power generation, distribution and control facilities services worldwide and employs more than 1,000 people. At present, the company has projects underway in more than 20 countries and has branches in Mexico, Brazil, Russia, Qatar, Greece, Poland, the UK, the US, Venezuela, Tunisia, Latvia, Kenya and Slovakia. As of today, Iberdrola Ingeniería is Spain's leading electrical engineering company by sales.

Iberdrola Inmobiliaria is a nationally based company offering an extensive portfolio of products, including first homes, holiday homes, offices, industrial buildings and shopping centres. In 2005 it generated a net profit of £64.8 million (Euro 95.6 million), an increase of 8.8 per cent. on the previous year. In 2005 revenue was £317.1 million (Euro 467.9 million), 13.7 per cent. more than in 2004, and gross operating profit (EBITDA) rose 11.0 per cent. to £110.1 million (Euro 162.4 million). During 2005, Iberdrola Inmobiliaria had planned and completed investments of £200.5 million (Euro 295.9 million). As of 30 September 2006, Iberdrola Inmobiliaria had a portfolio of developable land of 2.081 million sqm.

On 3 October 2006, the Iberdrola Directors unanimously approved its 2007-2009 strategic plan - continuing the strategy pursued in the previous five years. This plan contemplates a new investment cycle of £6.1 billion (Euro 9.0 billion) (representing a 20 per cent. increase on the previous three-year period) and illustrates Iberdrola's commitment to the energy sector, both in Spain and internationally.

This new strategic plan, the aim of which is to increase profitability through growth, efficiency and internationalisation, confirms Iberdrola's commitment to the environment and sustainable development. Iberdrola is committed to extending its global leadership in the renewable energy sector by reaching 10,000 MW in 2011 and continuing its investment in clean electricity generation technologies. ,

10. Endesa S.A./Gas Natural

On 5 September 2005, Iberdrola and Gas Natural SDG ("Gas Natural") signed an agreement whereby Iberdrola would acquire certain assets from the combined company resulting from the acquisition of Endesa, S.A. by Gas Natural. This agreement is subject to, among other things, completion of the takeover bid for Endesa, S.A. that was launched by Gas Natural on 5 September 2005.

The agreement relates to power generation and electric distribution facilities in Spain, power generation facilities in Europe (SNET in France and certain others in Italy) and certain gas distribution systems in Spain where Iberdrola currently operates. Under the terms of the agreement, the relevant assets would be acquired at market values which would be determined by internationally recognised investment banks. At the time of the announcement in September 2005, the consideration for these assets was estimated to be in the range of £4.7 billion to £6.1 billion (Euro 7.0 billion to Euro 9.0 billion). At the present time Gas Natural's bid for

Endesa is substantially lower than a third party competing bid. Also Endesa has obtained a temporary injunction from a Spanish commercial court and the Spanish Supreme Court prohibiting performance of the agreement between Iberdrola and Gas Natural. If Iberdrola is required to purchase assets under this agreement, and provided it obtains all necessary clearances from applicable regulatory and competition authorities. It expects to finance approximately half the price through debt and the remainder with the proceeds of a capital increase.

11. Dealing facility

Subject to clarifying certain legal and regulatory issues and with the agreement of the Panel, Iberdrola has agreed to offer a dealing facility to ScottishPower Shareholders (including UK and US shareholders and holders of ADSs) who own 5,000 or fewer ScottishPower Shares (or 1,250 or fewer ADSs) at the Scheme Record Date. Under such facility, the New Iberdrola Shares to which such shareholders become entitled may be sold for their benefit at no cost provided that they sell their entire holding. Further details of such facility will be included in the Scheme Document.

12. Receipt of Iberdrola Dividends in Sterling

Following completion of acquisition, ScottishPower Shareholders will, subject to complying with certain requirements, be able, if they so wish, to have amounts in respect of dividends paid on New Iberdrola Shares converted into, and paid to them in Sterling. Further details of these arrangements will be set out in the Scheme Document.

13. Financing

The consideration payable to ScottishPower Shareholders under the terms of the Offer will be in cash (or, at the option of certain eligible individual ScottishPower Shareholders, Loan Notes) and New Iberdrola Shares and provided through a combination of new committed credit facilities and the issue of New Iberdrola Shares.

Iberdrola has obtained committed debt financing arranged by ABN AMRO Bank N.V., Barclays Capital and The Royal Bank of Scotland plc in the sum of £7.955 billion. To satisfy acceptances of the share element of the consideration, Iberdrola will also issue approximately 245 million New Iberdrola Shares to ScottishPower Shareholders. As a result, on completion of the Offer, ScottishPower Shareholders will own approximately 21.4 per cent. of the issued share capital of Iberdrola as enlarged by the Offer.

ABN AMRO, financial adviser to Iberdrola, is satisfied that Iberdrola has sufficient resources available to satisfy in full the cash consideration payable to ScottishPower Shareholders under the terms of the Scheme. Further information on the financing will be set out in the Scheme Document.

14. Irrevocable undertakings

Iberdrola has received undertakings to vote in favour of the Offer and the resolutions to be proposed at the Court Meeting and the ScottishPower EGM from the ScottishPower Directors in respect of 142,128

ScottishPower Shares, representing approximately 0.1 per cent. of the ScottishPower Shares. These undertakings are in respect of their aggregate entire beneficial holdings of ScottishPower Shares. These undertakings will cease to have any effect if: (i) the Scheme is withdrawn; or (ii) the ScottishPower Directors withdraw, qualify or modify their recommendation to ScottishPower Shareholders in accordance with the terms of the Implementation Agreement; or (iii) the Implementation Agreement is terminated in accordance with its terms.

15. Structure of the Offer, delisting and de-registration of ScottishPower

It is intended that the Offer will be effected by means of a Scheme. The procedure will involve an application by ScottishPower to the Court to sanction the Scheme. The ScottishPower Shareholders will receive cash (or, other than US resident holders of ScottishPower Shares or ADSs and certain Overseas Persons, Loan Notes pursuant to the Loan Note Alternative in respect of the Loan Note Elected Shares) and New Iberdrola Shares as described in paragraph 2 of this announcement. The implementation of the Scheme is subject to the further terms and Conditions set out in Appendix I and the full terms and Conditions which will be set out in the Scheme Document and will only become Effective if, among other things, the following events occur:

- a resolution to approve the Scheme is passed by a majority in number representing not less than three-fourths in value of the holders of ScottishPower Shares present and voting, whether in person or by proxy, at the Court Meeting(s) (or any adjournment thereof);

- the ScottishPower EGM Resolution is passed by the requisite majority at the ScottishPower EGM;

- the Scheme is sanctioned (with or without modification (but subject to such modification being acceptable to Iberdrola and ScottishPower)), and the associated Capital Reduction is confirmed by the Court and the Scheme becomes Effective by registration of the Court Orders (and the minute of such reduction attached thereto) with the Registrar of Companies and the issue by the Registrar of Companies of a certificate under section 138 of the Act in relation to the Capital Reduction associated with the Scheme; and

- the negotiation and filing with the CNMV of the applicable documentation relating to the issue of the New Iberdrola Shares.

Whether or not a ScottishPower Shareholder's ScottishPower Shares are voted at any Court Meeting or the ScottishPower EGM, if the Offer becomes Effective, those ScottishPower Shares will be acquired pursuant to the Scheme and ScottishPower Shareholders will, subject to the Mix and Match Facility and the Loan Note Alternative, receive a payment of 400 pence (Euro 5.90) in cash and 0.1646 of a New Iberdrola Share for every ScottishPower Share.

Iberdrola shareholder approval will be required for the capital increase of Iberdrola necessary to issue the New Iberdrola Shares required under the terms of the Offer. The Iberdrola Shareholders' Meeting will be convened for the purposes of considering, amongst other things, and, if thought fit, passing resolutions to approve an increase in Iberdrola's share capital, to exclude the pre-emption rights of Iberdrola Shareholders

over the issue of New Iberdrola Shares and to give effect to the Offer. For the resolutions relating to the capital increase to be validly passed, the meeting will require on first call the presence (in person or by proxy) of shareholders representing at least 50 per cent. of the voting capital of Iberdrola (in which case the resolutions may be passed by a simple majority of those voting). On second call, the meeting will require the presence (in person or by proxy) of shareholders representing at least 25 per cent. of the voting capital of Iberdrola (in which case, if shareholders representing less than 50 per cent. of the voting capital of Iberdrola are present (either in person or by proxy) at the meeting, the resolutions must be passed by shareholders representing at least two thirds of the Iberdrola Shareholders present or represented at such meeting, and, if shareholders representing 50 per cent. or more of the voting capital of Iberdrola are present or represented at the meeting, the resolutions may be passed by shareholders representing a simple majority of those shareholders present or represented at such meeting). Iberdrola's by-laws include a voting limitation that prevents any shareholder (individually or jointly with its group or controlled entities) from voting in respect of more than 10 per cent. of the share capital of Iberdrola. Any shares whose votes cannot be cast as a result of the limitation will not be taken into account for the purposes of calculating the majority to approve the relevant resolution. It is expected that the meeting will be held on second call.

The ScottishPower B Shares and the ScottishPower Deferred Shares shall not be included in the Offer and the rights attaching to the ScottishPower B Shares and the ScottishPower Deferred Shares will be unaffected by the Offer. Further details regarding the treatment of the ScottishPower B Shares and the ScottishPower Deferred Shares will be set out in the Scheme Document.

The Scheme is expected to become Effective during the second quarter of 2007, subject to satisfaction of the Conditions set out in Appendix 1 to this announcement, with consideration being despatched to ScottishPower Shareholders (and the Depositary on behalf of ScottishPower ADS Holders) no later than 14 days after the Effective Date. If the Scheme has not become Effective by 31 July 2007, or such later date as Iberdrola and ScottishPower may agree (with, where applicable, the consent of the Panel) and the Court may allow, it will lapse.

Upon the Scheme becoming Effective, it will be binding on all ScottishPower Shareholders, irrespective, in the case of ScottishPower Shareholders, of whether or not they attended or voted at the Court Meeting or the ScottishPower EGM (and if they attended and voted, whether or not they voted in favour). Although ScottishPower ADS Holders will not be entitled to attend the Court Meeting or the ScottishPower EGM, they will be given the opportunity to instruct the Depositary as to how to vote the ScottishPower Shares underlying their ScottishPower ADSs.

ScottishPower intends to make applications to the FSA for the listing of the ScottishPower Shares to be cancelled and to cease to be admitted to trading on the London Stock Exchange's market for listed securities with effect as of or shortly following the Effective Date. The last day of dealings in ScottishPower Shares and ScottishPower ADSs is expected to be the Business Day immediately before the Effective Date and no transfers will be registered after 6.00 pm on that day. It is also expected that, following the Effective Date, the ScottishPower ADS programme and the Deposit Agreement will be terminated and the ScottishPower ADSs will be delisted from the New York Stock Exchange. Iberdrola intends to de-register the ScottishPower Shares and ADSs from the Exchange Act at the earliest practicable date following the Effective Date.

Iberdrola reserves the right to elect, subject to receiving ScottishPower's consent, to implement the Offer for the ScottishPower Shares by way of a Takeover Offer. In such event, the Offer will be implemented on the same terms (subject to appropriate amendments), so far as applicable, as those which would apply to the Scheme except that any such Offer may exclude ScottishPower Shareholders resident in Australia, Japan and Canada.

Further details of the Scheme, including an indicative timetable for its implementation, will be contained in the Scheme Document, together with details of how ScottishPower Shareholders and ScottishPower ADS Holders may participate in the Offer.

16. Loan Note Alternative

As an alternative to some or all of the cash consideration which would otherwise be receivable under the Scheme, ScottishPower Shareholders (other than ScottishPower Shareholders in Loan Note Restricted Jurisdictions and US resident holders of ScottishPower Shares or ScottishPower ADS Holders) will, subject to the conditions and further terms which will be set out in the Scheme Document and the Loan Note Form of Election, be able to elect to receive Loan Notes to be issued by Iberdrola (or by a wholly owned subsidiary of Iberdrola with a guarantee from Iberdrola) on the following basis:

For every £1 of cash consideration £1 nominal value of Loan Notes

Up to a maximum amount of £750 million of Loan Notes in aggregate nominal value will be available under the Loan Note Alternative. To the extent that ScottishPower Shareholders validly elect to receive Loan Notes pursuant to the Loan Note Alternative which in aggregate nominal value exceed such amount, the entitlement of each ScottishPower Shareholder who so validly elects will be scaled down pro rata to the number of ScottishPower Shares in respect of which he has elected for the Loan Note Alternative.

The Loan Notes will be issued by Iberdrola, or a wholly owned subsidiary of Iberdrola, credited as fully paid, in amounts and integral multiples of £1 and the balance of any entitlement that is not a whole multiple of £1 will be disregarded and not issued. The Loan Notes will constitute direct, unsecured and unsubordinated obligations of Iberdrola or, if they are issued by a wholly owned subsidiary, will constitute direct, unsecured and unsubordinated obligations of that subsidiary and such obligations will be guaranteed by Iberdrola. The Loan Notes will bear interest at a rate of 0.50 per cent. below six-month sterling LIBOR to be determined on the first business day of each interest period. Interest will be payable by half-yearly instalments in arrears (less any tax) on 30 June and 31 December in each year. The first payment of interest will be made on the first payment date. On the first payment date, interest will be paid in respect of the period from (and including) the date of issue on the relevant Loan Notes to (but excluding) the first payment date. The Loan Notes will be redeemable, on not less than 14 days' notice, in whole or in part for cash at par at the option of noteholders on any business day between the first payment date and five years from the Effective Date (both dates inclusive).

Unless Iberdrola decides otherwise, no Loan Notes will be issued by Iberdrola unless, on or before the date on which the Scheme becomes Effective, the aggregate nominal value of all Loan Notes to be issued as a

result of valid election for the Loan Note Alternative exceeds £20 million. If such aggregate nominal value is less than £20 million, any such election shall, unless Iberdrola decides otherwise, be void and the relevant ScottishPower Shareholders will be deemed to have elected for cash. Iberdrola (or its wholly owned subsidiary) may redeem all (but not some only) of the Loan Notes (so long as they have been in issue for at least 6 months) if the aggregate nominal value of the outstanding Loan Notes falls below £2 million. Iberdrola may purchase any Loan Notes which have been in issue for at least 6 months at a price by tender available to all holders of Loan Notes alike, or otherwise by agreement with any holders of Loan Notes. The Loan Notes may be redeemed in minimum denominations of £1,000. If not previously redeemed, the final redemption date will be five years from the Effective Date. Any Loan Notes outstanding on the final redemption date will be redeemed at par together with any accrued interest (less any tax) on that date. The Loan Notes will not be transferable, and no application will be made for them to be listed on, or dealt on, any stock exchange or other trading facility.

Loan Notes that may be issued pursuant to the Offer have not been and will not be registered under the US Securities Act or under the relevant securities laws of any state or territory or other jurisdiction of the United States. Accordingly, Loan Notes may not be offered or sold in the United States, except in a transaction not subject to, or in reliance on an exemption from, the registration requirements of the US Securities Act and state securities laws.

Unless Iberdrola otherwise determines, the relevant clearances and registrations have not been, nor will they be, sought or obtained, nor have any steps been taken, nor will any steps be taken, to enable the Loan Notes to be publicly offered in compliance with applicable securities laws of Australia, Canada or Japan or any other jurisdiction. Accordingly, the Loan Notes (subject to certain exceptions) may not be offered, sold, resold, transferred, or delivered, directly or indirectly, in, into or from Australia, Canada or Japan or any other jurisdiction where to do so would violate the laws of that jurisdiction or would require registration thereof in such jurisdiction.

The Loan Note Alternative will be conditional upon the Scheme becoming unconditional and effective and will remain open for election until the date which is 3 months after the Effective Date.

The Loan Notes and the relevant Loan Note instrument will be governed by, and construed in accordance with English law and will be unsecured obligations of Iberdrola or the wholly owned subsidiary of Iberdrola (as the case may be). The due authorisation of the Loan Notes, if issued by Iberdrola, the ranking of the Loan Notes (or the guarantee, as the case may be) and the regulations governing the syndicate of the holders of the Loan Notes *(sindicato de obligacionistas)* will be governed by Spanish Law.

The terms of the Loan Notes will be such that the Loan Notes will not constitute qualifying corporate bonds for individuals for the purposes of UK taxation. Full details of the Loan Notes and the Loan Note Alternative will be contained in the Scheme Document.

17. Implementation Agreement and Inducement Fee

Iberdrola and ScottishPower have entered into an Implementation Agreement which contains certain assurances in relation to the implementation of the Scheme and certain further assurances and confirmations

between the parties, including to implement the Scheme as soon as reasonably practicable. Further information regarding this Implementation Agreement will be set out in the Scheme Document.

As part of the Implementation Agreement, ScottishPower has agreed to pay an Inducement Fee of £50 million (the "**Inducement Fee**") to Iberdrola if, amongst other things, after the date of this announcement:

(a) the ScottishPower Directors fail unanimously to recommend the Offer or withdraw or adversely modify or qualify their unanimous recommendation of the Offer; or

(b) the ScottishPower Directors determine not to implement the Offer by refusing to put forward the Scheme; or

(c) the Offer is not approved by the ScottishPower Shareholders at the Court Meeting or the ScottishPower EGM Resolution is not approved at the ScottishPower EGM; or

(d) where the Offer is being made by way of a Scheme, following the resolutions proposed at the Court Meeting and the ScottishPower EGM having been passed by the requisite majorities, the ScottishPower Directors do not seek the Court Orders at the Court Hearings; or

(e) an Alternative Proposal is made and:

    (i) such Alternative Proposal (whether or not recommended by the ScottishPower Directors) is declared unconditional in all respects, becomes effective or otherwise completes; or

    (ii) that Alternative Proposal is referred to the competition authorities, lapses, and the relevant third party makes another offer for ScottishPower which completes, or becomes effective or becomes or is declared unconditional in all respects,

provided that the Inducement Fee is not payable if Iberdrola is in material breach of its obligations under the Implementation Agreement.

ScottishPower has undertaken in the Implementation Agreement not to solicit, or otherwise seek to procure any Alternative Proposal, save that ScottishPower shall not be prohibited from complying with its obligations under Rule 20.2 of the City Code nor shall ScottishPower's Directors be prohibited from fulfilling their fiduciary duties.

Iberdrola has also agreed to pay ScottishPower the Inducement Fee if, amongst other things, the resolution in respect of the Offer is not passed by the requisite majority of Iberdrola Shareholders at the relevant Iberdrola Shareholders' meeting or if Iberdrola fails to convene or adjourns and fails to reconvene the Iberdrola Shareholders' Meeting (other than with the prior written consent of ScottishPower) provided that the Inducement Fee is not payable if ScottishPower is in material breach of its obligations under the Implementation Agreement.

18. Settlement, listing and dealing

Applications will be made for the New Iberdrola Shares to be listed on at least one of the Bolsas de Valores, quoted through the Automated Quotation System of the Bolsas de Valores and cleared and settled through Iberclear, the Spanish clearance and settlement system. Iberclear and its member entities maintain a book-entry system on which details of shareholders' holdings of, and trades in, Iberdrola Shares will be recorded. A statement of ownership of the New Iberdrola Shares will not be issued by Iberclear unless one is requested by the ScottishPower Shareholder. Such statement is not a definitive certificate of title.

Spanish listed companies are obliged to have all of their shares in uncertificated (book entry) form (*anotaciones en cuenta*) and listed on at least one of the Bolsas de Valores. Accordingly, all New Iberdrola Shares delivered to ScottishPower Shareholders will be represented in uncertificated (book entry) form and share certificates will not be issued in respect of such shares. Cheques for the Special Dividend will be despatched to ScottishPower Shareholders no later than fourteen days after the Scheme becomes Effective.

In accordance with Rule 12g-3 of the Exchange Act, on the Effective Date, the Iberdrola Shares will be deemed to be registered with the SEC under the Exchange Act. Accordingly, Iberdrola will succeed to ScottishPower's status as a registrant under the Exchange Act and will therefore become subject to the ongoing reporting obligations of the Exchange Act for so long as Iberdrola remains a registrant. Such reporting obligations include the requirement to file with the SEC annual reports on Form 20-F and to submit to the SEC periodic and other reports on Form 6-K. The Iberdrola Shares will not be listed on the New York Stock Exchange or any other US stock exchange in connection with the deemed registration of the Iberdrola Shares. Iberdrola has not determined whether it will list the Iberdrola Shares on the New York Stock Exchange (either directly or in the form of ADSs) or whether, to the extent possible under applicable US Securities laws as amended from time to time, it will seek to de-register the Iberdrola Shares under the Exchange Act, in each case following the Offer.

Iberdrola intends to de-register ScottishPower's ordinary shares and ADSs under the Exchange Act at the earliest practicable date following the Effective Date.

Further details on settlement, listing and dealing will be included in the Scheme Document.

19. Taxation

Spain

Under Spanish law, Iberdrola is generally required to withhold 15 per cent. on account of Spanish Non Resident Income Tax on dividend payments to shareholders not resident in Spain. Commencing on 1 January 2007, the withholding rate will be increased to 18 per cent. however, Iberdrola will not be obliged to levy such withholding on certain non-resident shareholders who may be exempt from this obligation pursuant to Spanish domestic regulations, or on those shareholders for whom relief may be available in accordance with double tax treaties entered into by Spain. Iberdrola and ScottishPower will further assess the viability of mechanisms that might mitigate these withholding obligations.

United Kingdom

United Kingdom resident shareholders are informed that it is intended that an application for clearance under Section 138 of the Taxation of Chargeable Gains Act 1992 will be made.

United States

United States Internal Revenue Service Circular 230 Notice: To ensure compliance with Internal Revenue Service Circular 230, shareholders are hereby notified that:

(a) any discussion of US federal tax issues contained or referred to in this press release or any document referred to herein is not intended or written to be used, and cannot be used by shareholders for the purpose of avoiding penalties that may be imposed on them under the US Internal Revenue Code;

(b) such discussion is written for use in connection with the promotion or marketing of the transactions or matters addressed herein; and

(c) shareholders should seek advice based on their particular circumstances from an independent tax adviser.

For United States federal income tax purposes, the receipt of New Iberdrola Shares in exchange for ScottishPower Shares or ScottishPower ADSs pursuant to the Scheme will not qualify as a tax-free reorganisation. As a result, individual holders who are US citizens or residents, and other holders that are subject to US taxation in respect of ScottishPower Shares or ScottishPower ADSs, generally will recognise a taxable gain or loss in an amount equal to the difference between the fair market value of the New Iberdrola Shares and the amount of cash received and the tax basis in the ScottishPower Shares or ScottishPower ADSs exchanged. In general, the gain or loss would likely constitute capital gain or loss, but the exact US tax treatment will depend on the holder's particular circumstances, including such holder's holding period for the ScottishPower Shares or ScottishPower ADSs and whether the holder is a dealer in securities or otherwise has a special US tax status. Further information regarding the US federal income tax consequences of the Offer will be provided in the Scheme Document. All holders of ScottishPower Shares and ScottishPower ADSs are urged to consult their own tax advisers to determine the tax consequences of the Offer in their particular circumstances, including the application of federal, state, local and foreign tax laws.

20. Disclosure of interests in ScottishPower

Except as disclosed in this paragraph 20, as at 27 November 2006, the last practicable day before this announcement neither Iberdrola, nor any of the directors of Iberdrola, nor their close relatives and related trusts nor, so far as Iberdrola is aware, any person acting in concert with Iberdrola, (i) has any interest in or right to subscribe for any relevant ScottishPower securities, nor (ii) has any short positions in respect of relevant ScottishPower securities (whether conditional or absolute and whether in the money or otherwise), including any short position under a derivative, any agreement to sell or any delivery obligation or right to

require another person to take delivery, nor (iii) has borrowed or lent any relevant ScottishPower securities (save for any borrowed shares which have been on-lent or sold).

The interests of the ABN AMRO Bank N.V. consist of, as at 27 November 2006, a net long position of 394,935 ScottishPower shares and a net short position of 3,658,843 ScottishPower Shares.

21. Overseas shareholders

The availability of the Mix and Match Facility and the Loan Note Alternative to persons not resident in the United Kingdom may be affected by the laws of their relevant jurisdictions. Such persons should inform themselves about and observe any applicable requirements. Further details in relation to overseas shareholders will be contained in the Scheme Document.

Under the terms of the Offer, Iberdrola has reserved the right, subject to ScottishPower's prior consent, to elect to make a Takeover Offer for ScottishPower as an alternative to a Scheme. If Iberdrola exercises its right to implement the Offer by means of a Takeover Offer, any such offer will be made in compliance with applicable laws and regulations.

22. General

The Scheme will be proposed on the terms and subject to the Conditions set out in this announcement and in Appendix I, and to be set out in the Scheme Document. Following discussions with the Panel, it has been agreed that the Scheme Document will be posted to ScottishPower Shareholders, ScottishPower ADS Holders, participants in the ScottishPower Share Schemes and Convertible Bondholders in March 2007 and that, subject to the satisfaction of the Conditions, the Scheme will become Effective in April 2007.

The Scheme will be governed by Scots law. The Scheme will comply with the applicable requirements of the City Code, the Panel, the London Stock Exchange and the FSA. In addition, the acquisition will be subject to the applicable requirements of Spanish law and regulation.

Neither Iberdrola nor, so far as Iberdrola is aware, any person acting in concert with Iberdrola, has any arrangement in relation to relevant ScottishPower securities. For these purposes, "arrangement" includes any indemnity or option arrangement, any agreement or understanding, formal or informal, of whatever nature, relating to relevant ScottishPower securities which may be an inducement to deal or refrain from dealing in such securities.

Appendix I sets out the Conditions and certain further terms of the Scheme. 0 sets out the bases and sources of certain of the information contained in this announcement. 0 contains the definitions of certain terms used in this announcement.

Enquiries:

Iberdrola, S.A.	
Ignacio Cuenca	Tel: +34 91 784 2743
María Dolores Herrera	Tel: +34 91 784 2670

ABN AMRO Corporate Finance Limited (Financial adviser to Iberdrola, S.A.)

Tom Willett	Tel: +44 (0) 20 7678 8000
Simon Wilde	Tel: +44 (0) 20 7678 8000
Richard Walker	Tel: +44 (0) 20 7678 8000
Enrique Namey	Tel: +34 91 423 6900

Hoare Govett Limited (Broker to the Offer)

Paul Nicholls	Tel: +44 (0) 20 7678 8000
Neil Collingridge	Tel: +44 (0) 20 7678 8000
Sara Hale	Tel: +44 (0) 20 7678 8000

Citigate Dewe Rogerson (PR adviser to Iberdrola, S.A.)

Anthony Carlisle	Tel: +44 (0) 7973 611 888
Laure Lagrange	Tel: +44 (0) 7768 698 731

Scottish Power plc

Investor Relations: Peter Durman	Tel: +44 (0) 141 636 4527
Media Relations: Colin McSeveny	Tel: +44 (0) 141 636 4515

Morgan Stanley & Co. Limited (Financial adviser to Scottish Power plc)

Simon Robey	Tel: +44 (0) 20 7425 8000
Jonathan Grundy	Tel: +44 (0) 20 7425 8000
Iain Smedley	Tel: +44 (0) 20 7425 8000
Johan Hueffer	Tel: +44 (0) 20 7425 8000

Morgan Stanley & Co. International Limited (Joint broker to Scottish Power plc)

Alisdair Gayne	Tel: +44 (0) 20 7425 8000
Jon Bathard-Smith	Tel: +44 (0) 20 7425 8000

JPMorgan Cazenove Limited (Joint broker to Scottish Power plc)

David Mayhew	Tel: +44 (0) 20 7588 2828
Edmund Byers	Tel: +44 (0) 20 7588 2828
Barry Weir	Tel: +44 (0) 20 7588 2828
Matthew Lawrence	Tel: +44 (0) 20 7588 2828

Cardew Group. (PR adviser to Scottish Power plc)

Anthony Cardew	Tel: +44 (0) 20 7930 0777
Rupert Pittman	Tel: +44 (0) 20 7930 0777

Each of ABN AMRO Corporate Finance Limited and Hoare Govett Limited, which are authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Iberdrola and no one else in connection with the Offer and will not be responsible to anyone other than Iberdrola for providing the protections afforded to the clients of ABN AMRO Corporate Finance Limited or Hoare Govett Limited nor for providing advice in relation to the Offer or any matters or arrangement referred to in this announcement.

Each of Morgan Stanley & Co. Limited and Morgan Stanley & Co. International Limited are acting exclusively for ScottishPower and no one else in connection with the Offer and will not be responsible to anyone other than ScottishPower for providing the protections afforded to their clients nor for providing advice in relation to the Offer or any matter or arrangement referred to in this announcement.

JP Morgan Cazenove Limited is acting exclusively for ScottishPower and no one else in connection with the Offer and will not be responsible to anyone other than ScottishPower for providing the protections afforded to its clients nor for providing advice in relation to the Offer or any matter or arrangement referred to in this announcement.

Further Information on the Offer

The release, publication or distribution of this announcement in jurisdictions other than the United Kingdom may be restricted by law and therefore any persons who are subject to the laws of any jurisdiction other than the United Kingdom should inform themselves about, and observe any applicable restrictions.

Any failure to comply with the applicable restrictions may constitute a violation of the securities laws of any such jurisdiction. To the fullest extent permitted by applicable law, the companies involved in the proposed Offer disclaim any responsibility or liability for the violation of such restrictions by any person.

This announcement has been prepared for the purposes of complying with English law, the Listing Rules, the rules of the London Stock Exchange and the City Code and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws and regulations of any jurisdiction outside of the United Kingdom.

This announcement does not constitute an offer to purchase, sell or exchange or the solicitation of an offer to purchase, sell or exchange any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the acquisition or otherwise, nor shall there be any purchase, sale or exchange of securities or such solicitation in any jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction.

This announcement does not constitute a prospectus or prospectus equivalent document. ScottishPower Shareholders are advised to read carefully the formal documentation in relation to the Offer once the Scheme Document has been despatched.

Iberdrola reserves the right to elect to implement the Offer by way of a Takeover Offer, subject to the prior

consent of ScottishPower. If the Offer is carried out by way of Takeover Offer, the Takeover Offer may not be made, directly or indirectly, in or into Canada, Australia or Japan, or possibly certain other jurisdictions, and will not be capable of acceptance from or within Canada, Australia or Japan or any such other jurisdictions. Accordingly, copies of this announcement and all other documents relating to the Takeover Offer will not be, and must not be, mailed or otherwise forwarded, distributed or sent in, into or from Canada, Australia or Japan or any such other jurisdictions.

The availability of the New Iberdrola Shares, the Mix and Match Facility and the Loan Note Alternative under the terms of the Offer to persons who are not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions in which they are located. Persons who are not resident in the United Kingdom should inform themselves of, and observe, any applicable requirements. Further details in relation to Overseas Persons who are ScottishPower Shareholders will be contained in the Scheme Document.

The Iberdrola Shares and any Loan Notes to be issued in connection with the proposed Offer may not be offered or sold in the United States except pursuant to an effective registration statement under the US Securities Act or pursuant to a valid exemption from registration.

To the extent that the Offer is effected by way of the Scheme, the New Iberdrola Shares to be issued to ScottishPower Shareholders under the terms of the Scheme have not been, and will not be, registered under the US Securities Act, under the securities laws of any state, district or other jurisdiction of the United States, or of Canada, Australia or Japan and no regulatory clearances in respect of the New Iberdrola Shares have been, or will be, applied for in any jurisdiction. It is expected that the New Iberdrola Shares will be issued in reliance upon the exemption from the registration requirements of the US Securities Act provided by Section 3(a)(10) thereof. Under applicable US securities laws, ScottishPower Shareholders who are or will be deemed to be 'affiliates' of ScottishPower or Iberdrola prior to, or of Iberdrola after, the Effective Date will be subject to certain transfer restrictions relating to the New Iberdrola Shares received in connection with the Scheme.

The Loan Notes to be issued pursuant to the Loan Note Alternative have not been, and will not be, listed on any stock exchange and have not been, and will not be registered under the US Securities Act or under the securities laws of any state or other jurisdiction of the United States; the relevant clearances have not been, and will not be, obtained from the securities commission of any province of Canada; nor has any prospectus been lodged with, or registered by, the Australian Securities and Investments Commission; nor have any steps been taken, nor will any steps be taken, to enable the Loan Notes to be offered in compliance with the applicable securities laws of Japan. Accordingly, unless an exemption under relevant securities law is available, the Loan Notes may not be offered, sold, resold, delivered or transferred, directly or indirectly, in or into a Loan Note Restricted Jurisdiction in which an offer of Loan Notes would constitute a violation of the relevant laws of, or require registration of the Loan Notes in, such jurisdiction or to, or for the account or benefit of, a person located in a Loan Note Restricted Jurisdiction.

Whether or not a ScottishPower Shareholder's ScottishPower Shares are voted at any Court Meeting or the ScottishPower EGM, if the Offer becomes Effective, the ScottishPower Shares held by all ScottishPower Shareholders will be acquired pursuant to the Scheme and ScottishPower Shareholders will, subject to the Mix and Match Facility and the Loan Note Alternative, receive a payment of 400 pence (Euro 5.90) *in cash*

and 0.1646 of a New Iberdrola Share for every ScottishPower Share.

ScottishPower will prepare the Scheme Document to be distributed to ScottishPower Shareholders. Iberdrola and ScottishPower urge ScottishPower Shareholders to read the Scheme Document when it becomes available because it will contain important information relating to the Offer. ScottishPower Shareholders may obtain a free copy of the Scheme Document when it becomes available.

Any response in relation to the Offer should be made only on the basis of the information contained in the Scheme Document or any document by which the Takeover Offer is made.

If the Offer were to be made by way of a Takeover Offer, to the extent that the Iberdrola Shares issued in connection with the proposed Takeover Offer are required to be registered in the United States, a registration statement on Form F-4, which will include a prospectus, will be filed with the SEC. If an exemption from the registration requirements of the US Securities Act is available, the Iberdrola Shares issued in connection with the proposed Offer will be made available within the United States pursuant to such exemption and not pursuant to an effective registration statement on Form F-4. ***ScottishPower shareholders are strongly advised to read the registration statement and prospectus, if and when available, and any other relevant documents made available to them and/or the SEC or other applicable regulatory authorities, as well as any amendments or supplements to those documents, because they will contain important information. ScottishPower Shareholders should also read the related solicitation/recommendation statement on Schedule 14D-9 that may be filed with the SEC by ScottishPower relating to any takeover offer.*** *If and when filed, investors may obtain free copies of the registration statement, the prospectus as well as other relevant documents filed with the SEC, at the SEC's website at www.sec.gov and will receive information at an appropriate time on how to obtain these transaction-related documents for free from the parties involved or a duly appointed agent.*

Persons receiving copies of this announcement and all other documents relating to the Offer (including, without limitation, nominees, trustees and custodians) should observe these restrictions and must not mail or otherwise forward, distribute or send such documents in, into or from Canada, Australia, Japan or any such other jurisdictions in violation of these restrictions and applicable laws. Doing so could, among other things, invalidate any related purported acceptance of the Takeover Offer. The Takeover Offer would be made in accordance with the requirements of the City Code.

The Offer relates to the shares of a Scottish company and is proposed to be made by means of a scheme of arrangement under Section 425 of the Act which will be governed by Scots law. A transaction effected by means of a scheme of arrangement is not subject to the tender offer rules under the Exchange Act. Accordingly, the Scheme is subject to the disclosure requirements, rules and practices applicable in the United Kingdom to schemes of arrangement, which differ from the requirements of US tender offer rules. Financial information included in the relevant documentation will have been prepared in accordance with accounting standards applicable in the UK that may not be comparable to the financial statements of US companies.

Forward Looking Statements

This announcement contains statements about Iberdrola and ScottishPower that are or may be forward looking statements, including for the purposes of the US Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts included in this announcement may be forward looking statements. Without limitation, any statements preceded or followed by or that include the words "targets", "plans", "believes", "expects", "aims", "intends", "will", "should", "may", "anticipates", "estimates", "projects", "strategy" or, words or terms of similar substance or the negative thereof, are forward looking statements. Forward looking statements include statements relating to the following: (i) the expected timetable for completing this transaction, future capital expenditures, expenses, revenues, earnings, synergies, economic performance, indebtedness, financial condition, dividend policy, losses and future prospects of Iberdrola, ScottishPower or the combined group; (ii) business and management strategies and the expansion and growth of Iberdrola's, ScottishPower's or the Enlarged Group's operations and potential synergies resulting from the Offer; and (iii) the effects of government regulation on Iberdrola's, ScottishPower's or the Enlarged Group's business.

These forward looking statements are not guarantees of future performance. They have not been reviewed by the auditors of Iberdrola or ScottishPower. These forward looking statements involve known and unknown risks, uncertainties and other factors which may cause them to differ from the actual results, performance or achievements expressed or implied by such forward looking statements. These forward looking statements are based on numerous assumptions regarding the present and future business strategies of such persons and the environment in which each will operate in the future. Investors are cautioned not to place undue reliance on the forward looking statements, which speak only as of the date they were made. All subsequent oral or written forward looking statements attributable to Iberdrola or ScottishPower or any of their respective Directors, officers or employees or any persons acting on their behalf are expressly qualified in their entirety by the cautionary statement above. All forward looking statements included in this announcement are based on information available to us on the date hereof. Investors should not place undue reliance on such forward looking statements, and we undertake no obligation to publicly update or revise any forward looking statements.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the City Code, if any person is, or becomes, "interested" (directly or indirectly) in one per cent. or more of any class of "relevant securities" of Iberdrola or ScottishPower, all "dealings" in any "relevant securities" of that company (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the Offer becomes effective, lapses or is otherwise withdrawn or on which the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of Iberdrola or ScottishPower, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the City Code, all "dealings" in "relevant securities" of Iberdrola or of ScottishPower by Iberdrola or ScottishPower, or by any of their respective "associates", must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Panel's website at *www.thetakeoverpanel.org.uk.*

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the City Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, you should consult the Panel.

APPENDIX I
CONDITIONS TO THE IMPLEMENTATION OF THE SCHEME AND THE OFFER AND CERTAIN FURTHER TERMS OF THE OFFER

The Offer will, if it is implemented by way of the Scheme, be conditional upon the Scheme becoming Effective by 31 July 2007 or such later date as Iberdrola and ScottishPower may, with the consent of the Panel, agree and (if required) the Court may allow.

1. The Scheme will be subject to the following conditions:

   (a) the approval by a majority in number representing not less than three-fourths in value of the holders of ScottishPower Shares present and voting, whether in person or by proxy, at the Court Meeting(s) (or any adjournment thereof);

   (b) the ScottishPower EGM Resolution being duly passed by the requisite majority at the ScottishPower EGM (or any adjournment thereof);

   (c) the sanction of the Scheme (with or without modification (but subject to such modification being acceptable to Iberdrola and ScottishPower)) and the confirmation of the associated Capital Reduction by the Court, an office copy of the Court Order and the minute of such reduction attached thereto being delivered for registration to the Registrar of Companies and, in relation to the Capital Reduction, being registered by him;

   (d) the negotiation and filing with the CNMV of the applicable documentation relating to the issue of the New Iberdrola Shares; and

   (e) the passing at the Iberdrola Shareholders' Meeting (or at any adjournment of such meeting) of such resolution or resolutions as may be necessary or desirable to approve, effect and implement the Offer and the acquisition of ScottishPower Shares pursuant to the Offer (as such resolutions may be set out in the Iberdrola Shareholder Circular, including a resolution or resolutions to increase the share capital of Iberdrola and authorise the creation and allotment of New Iberdrola Shares), the making of any offer, proposal or other arrangement to holders of options under the ScottishPower Share Schemes and any necessary increases of the authorised share capital of Iberdrola and allotment and issue of Iberdrola Shares in relation thereto.

2. In addition, Iberdrola and ScottishPower have agreed that the Offer will be conditional upon the following matters and, accordingly the necessary actions to make the Scheme Effective will not be taken unless such Conditions have been satisfied or waived prior to the Scheme being sanctioned by the Court in accordance with this paragraph 0 below:

   (a) (i) the European Commission indicating that it will not initiate proceedings under Article 6(1)(c) of Council Regulation (EC) No. 139/2004 (the "**Regulation**") in

relation to the proposed Offer or any matter arising from or relating to the proposed Offer;

(ii) if the European Commission makes a referral under Article 9 of the Regulation to the competent authorities of the UK it being established, in terms reasonably satisfactory to Iberdrola, that neither the proposed Offer nor any matter arising from or relating to the proposed Offer will be referred to the Competition Commission;

(iii) if the European Commission makes a referral under Article 9 of the Regulation to the competent authorities in Spain it being established, in terms reasonably satisfactory to Iberdrola that neither the proposed Offer nor any matter arising from or relating to the proposed Offer will be referred to the Tribunal de Defensa de la Competencia for a second phase review; and

(iv) no member state of the European Union taking steps to protect its legitimate interests pursuant to Article 21(4) of the Regulation which could reasonably foreseeably involve the imposition of measures which would be material in the context of the Iberdrola Group; and

(b) the Spanish national energy commission (*Comision Nacional de la Energia*) ("**CNE**") has approved the Offer, to the extent applicable, in terms reasonably satisfactory to Iberdrola;

(c) all consents, authorisations, orders, permits and approvals of (or registrations, declarations, notices or filings with) (hereinafter referred to as "**Filings and Approvals**") any court, tribunal, arbitrator, authority, agency, commission, official or other instrumentality of the United States or any state, county, city or other political subdivision thereof (including, without limitation, the US Federal Trade Commission, the US Department of Justice, the US Treasury Department, the US Federal Energy Regulatory Commission and any state public utility commissions) (each a "**US Regulatory Authority**") required in connection with the execution, delivery and performance of this announcement and the consummation of the Offer (including, but not limited to, Filings and Approvals under the US Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, the Exon-Florio provision of the Defence Production Act of 1950, as amended by Section 5021 of the Omnibus Trade and Competitiveness Act of 1988, Sections 203, 204 and 205 of the US Federal Power Act, including implementing regulations, as amended, the Public Utility Holding Act of 2005, including implementing regulations, the Public Utility Regulatory Practices of 1978, including implementing regulations, the Omnibus Trade and Competitiveness Act of 1988 and any applicable state legislation) having been obtained or made and the expiration of all or any applicable waiting periods, including any extensions thereof, no action by the relevant regulatory authority having been reversed, stayed, enjoined, set aside, annulled or suspended, all conditions to the consummation of such transactions prescribed by law, regulation or order having been satisfied and all opportunities for rehearing and/or appeals having been exhausted, except for filings in connection with the Offer and any other

documents which shall be filed after the Effective Date and except where failure to have obtained or made any such consent, authorisation, order, permit, approval, filing or registration would not be material in the context of the Wider ScottishPower Group;

(d) no Relevant Authority having decided to take, institute, implement or threaten any action, proceeding, suit, investigation, enquiry or reference or enacted, made or proposed and there not continuing to be outstanding any statute, regulation, notice, order or decision that would or might be reasonably expected to:

(i) make the Offer or the acquisition or proposed acquisition of any shares or any securities in, or control or management of, ScottishPower by Iberdrola or any member of the Wider Iberdrola Group void, unenforceable and/or illegal in any jurisdiction or directly or indirectly prohibit, restrain, prevent or otherwise restrict, materially delay or otherwise interfere with the implementation of, or impose material additional conditions or obligations with respect to, or otherwise challenge or interfere with, the Offer or the acquisition of any shares or any securities in, or control or management of, ScottishPower by any member of the Wider Iberdrola Group;

(ii) require, prevent or delay the divestiture (or alter the terms of any proposed divestiture) by the Wider Iberdrola Group or the Wider ScottishPower Group of all or any part of their respective businesses, assets or properties, ownership of any of their respective assets or properties or any part thereof which is material in the context of the Wider Iberdrola Group;

(iii) impose any limitation on, or result in any delay in, the ability of any member of the Wider Iberdrola Group to acquire or hold or exercise effectively, directly or indirectly, all or any rights of ownership of shares or other securities (or the equivalent) in, or to exercise management control over, any member of the Wider ScottishPower Group or on the ability of any member of the Wider ScottishPower Group to hold or exercise effectively, directly or indirectly, all or any rights of ownership of shares or other securities (or the equivalent) in, or to exercise management control over, any other member of the Wider ScottishPower Group in a manner which is material in the context of the Wider ScottishPower Group;

(iv) other than in the implementation of the Offer, require any member of the Wider Iberdrola Group or of the Wider ScottishPower Group to acquire or offer to acquire any shares or other securities (or the equivalent) or interest in any member of the Wider ScottishPower Group or any member of the Wider Iberdrola Group which is material in the context of the Wider Iberdrola Group;

(v) impose any material limitation on the ability of any member of the Wider Iberdrola Group or the Wider ScottishPower Group to integrate or co-ordinate its business, or any part of it, with the businesses or any part of the businesses of any

member of the Wider Iberdrola Group and/or the Wider ScottishPower Group or conduct all or part of their respective businesses which is material in the context of the Wider ScottishPower Group; or

(vi) otherwise adversely affect the business, assets, financial or trading position or profits or prospects of any member of the Wider Iberdrola Group or of the Wider ScottishPower Group to an extent which would be material in the context of the Wider Iberdrola Group or the Wider ScottishPower Group (as the case may be),

and all applicable waiting and other time periods during which any such Relevant Authority could decide to take, institute, implement or threaten any such action, proceeding, suit, investigation, enquiry or reference or take any other step under the laws of any jurisdiction having expired, lapsed or been terminated;

(e) all necessary filings, applications and/or notifications having been made and all appropriate waiting periods (including any extensions thereof) under any applicable legislation or regulation of any jurisdiction having expired, lapsed or been terminated in each case in respect of the Offer and the acquisition of any shares or other securities in, or control of, ScottishPower by Iberdrola or any member of the Wider Iberdrola Group and all authorisations, orders, grants, recognitions, confirmations, licences, consents, clearances, permissions and approvals ("**authorisations**") necessary in any jurisdiction for or in respect of the Offer and the proposed acquisition of any shares or other securities in, or control or management of, ScottishPower by Iberdrola or any member of the Wider Iberdrola Group being obtained in terms and in a form satisfactory to Iberdrola, acting reasonably, from appropriate Relevant Authorities or from any persons or bodies with whom any member of the Wider Iberdrola Group or the Wider ScottishPower Group has entered into contractual arrangements and such authorisations together with all authorisations necessary or appropriate for any member of the Wider ScottishPower Group to carry on its business remaining in full force and effect in each case where the absence of such authorisation would have a material adverse effect on the Wider ScottishPower Group and there being no notice or other intimation of any intention to revoke, suspend, restrict or modify or not to renew any of the same having been made and all necessary statutory or regulatory obligations in any jurisdiction having been complied with;

For the avoidance of doubt, Iberdrola acknowledges that the Offer will not be conditional upon any steps which OFGEM may or may not take prior to the Effective Date, including but not limited to any steps which OFGEM may take to seek modifications to any of the licences held by ScottishPower;

(f) save as fairly disclosed to Iberdrola by or on behalf of ScottishPower or as publicly announced by ScottishPower by the delivery of an announcement to a Regulatory Information Service before the date of this announcement, or as disclosed in the Annual Report and Accounts or the US Annual Report on Form 20-F of ScottishPower for the financial year ended 31 March 2006 or in ScottishPower's financial statements for the six

months ended 30 September 2006 announced on 14 November 2006 or included herein, there being no provision of any agreement, arrangement, licence, permit, franchise or other instrument to which any member of the Wider ScottishPower Group is a party or by or to which any such member or any of its assets is or may be bound, entitled or subject which in consequence of the Offer or the acquisition or proposed acquisition by any member of the Wider Iberdrola Group of any shares or other securities in the control or management of, ScottishPower, would or might result in:

(i) any monies borrowed by or any other indebtedness (actual or contingent) of, or any grant available to, any such member of the Wider ScottishPower Group becoming repayable or capable of being declared repayable immediately or earlier than the stated repayment date or the ability of such member to borrow monies or incur any indebtedness being or becoming capable of being withdrawn or inhibited;

(ii) the creation or enforcement of any mortgage, charge or other security interest over the whole or any part of the business, property or assets of any such member of the Wider ScottishPower Group or any such security interest (whenever arising or having arisen) becoming enforceable;

(iii) any assets or interest of any such member of the Wider ScottishPower Group being or falling to be disposed of or charged or any right arising under which any such asset or interest could be required to be disposed of or charged;

(iv) the interest or business of any such member of the Wider ScottishPower Group in or with any other person, firm or company (or any agreements or arrangements relating to such interest or business) being terminated or adversely affected;

(v) any such member of the Wider ScottishPower Group ceasing to be able to carry on business under any name under which it presently does so;

(vi) the value of any such member of the Wider ScottishPower Group or its financial or trading position or prospects being prejudiced or adversely affected;

(vii) any such agreement, arrangement, licence, permit, franchise or other instrument or the rights, liabilities, obligations or interests of any such member being terminated or adversely modified or any onerous obligation arising or any adverse action being taken or arising thereunder; or

(viii) the creation of any liabilities (actual or contingent) by any such member,

and which in each such case would be material in the context of the Wider ScottishPower Group, and no event having occurred which, under any provision of any agreement, arrangement, licence, permit, franchise or other instrument to which any member of the

Wider ScottishPower Group is a party or by or to which any such member or any of its assets may be bound or be subject, is likely to result in any events or circumstances as are referred to in subparagraphs 0 to 0 of this paragraph 0 and which in each such case would be material in the context of the Wider ScottishPower Group;

(g) save as fairly disclosed to Iberdrola by or on behalf of ScottishPower or as publicly announced by ScottishPower by the delivery of an announcement to a Regulatory Information Service before the date of this announcement, or as disclosed in the Annual Report and Accounts or US Annual Report on Form 20-F of ScottishPower for the year ended 31 March 2006 or in ScottishPower's financial statements for the six months ended 30 September 2006 announced on 14 November 2006, no member of the Wider ScottishPower Group having since 31 March 2006:

(i) issued or agreed to issue or authorised the issue of additional shares or securities of any class, or securities convertible into or exchangeable for, or rights, warrants or options to subscribe for or acquire, any such shares or convertible securities;

(ii) save in respect of the ScottishPower B Shares, recommended, declared, paid or made any bonus, dividend or other distribution, whether payable in cash or otherwise or proposed to do any of the foregoing (other than a distribution by any wholly-owned subsidiary of ScottishPower) and save for the interim dividend of 11.4p per ScottishPower Share payable by ScottishPower to the ScottishPower Shareholders in respect of the six months ended 30 September 2006 and any final dividend in respect of the financial year ending 30 March 2007 to the extent such dividend is in the ordinary course of business and is consistent with ScottishPower's publicly announced dividend policy; provided however, that and notwithstanding any disclosure to ScottishPower prior to the date of this announcement, ScottishPower shall not be entitled to pay and ScottishPower Shareholders shall not be entitled to receive such final dividend in the event that the Offer becomes Effective prior to 11:59 pm on 31 May 2007;

(iii) implemented or authorised any merger or demerger or acquired or disposed of or transferred, mortgaged or charged, or created any other security interest over, any asset or any right, title or interest in any asset or authorised, proposed or announced its intention to propose the same in each case which is material in the context of the Wider ScottishPower Group;

(iv) entered into, implemented or authorised any reconstruction, amalgamation, scheme or other transaction or arrangement other than transactions between wholly-owned members of the ScottishPower Group;

(v) save in respect of the ScottishPower B Shares and the ScottishPower Deferred Shares, purchased, redeemed or repaid any of its own shares or other securities or reduced or made or authorised any other change in its share capital;

(vi) made, proposed, authorised or announced its intention to make, propose or authorise any change in its loan capital or issued or authorised the issue of any debentures or incurred or increased any material indebtedness or become subject to any material contingent liability;

(vii) entered into, varied or terminated, or authorised the entry into, variation or termination of, any contract, commitment or arrangement (whether in respect of capital expenditure or otherwise) which is outside the ordinary course of business or which is of a long term, onerous or unusual nature or magnitude or which involves or could involve an obligation of a nature or magnitude which is material in the context of the Wider ScottishPower Group;

(viii) entered into any contract, commitment or arrangement which would be restrictive on the business of any member of the Wider ScottishPower Group which is material in the context of the Wider ScottishPower Group;

(ix) been unable, or admitted in writing that it is unable, to pay its debts or having stopped or suspended (or threatened to stop or suspend) payment of its debts generally or having entered into or taken steps to enter into a moratorium, composition, compromise or arrangement with its creditors in respect of its debts or ceased or threatened to cease carrying on all or a substantial part of its business;

(x) taken any corporate action or (to an extent which is material in the context of the Wider ScottishPower Group) had any step, application, filing in court, notice or legal proceedings started or served or threatened against it for its winding-up (voluntary or otherwise), dissolution or reorganisation (or for any analogous proceedings or steps in any jurisdiction) or for the appointment of a receiver, administrator, administrative receiver, liquidator, trustee or similar officer (or for the appointment of any analogous person in any jurisdiction) of all or any of its assets and revenues;

(xi) waived, compromised or settled any claim to an extent which is material in the context of the Wider ScottishPower Group;

(xii) entered into or varied or made an offer (which remains open for acceptance) to vary the terms of any contract, commitment or arrangement with any director or senior executive of ScottishPower or changed or entered into any commitment to change the terms of any ScottishPower Share Schemes;

(xiii) made or consented to any change to the terms of the trust deeds constituting the pension schemes established for its directors and/or employees and/or their dependants or to the benefits which accrue, or to the pensions which are payable

thereunder, or to the basis on which qualification for or accrual or entitlement to such benefits or pensions are calculated or determined, or to the basis upon which the liabilities (including pensions) of such pension schemes are funded or made, or agreed or consented to, any change to the trustees in each case as would be material in the context of the pension schemes operated by the ScottishPower Group; or

(xiv) entered into any contract, commitment or arrangement or passed any resolution or made any offer (which remains open for acceptance) which is material in the context of the Wider ScottishPower Group with respect to, or proposed or announced any intention to effect or propose, any of the transactions, matters or events referred to in this condition;

(h) since 31 March 2006 save as fairly disclosed to Iberdrola by or on behalf of ScottishPower or as publicly announced by ScottishPower by the delivery of an announcement to a Regulatory Information Service before the date of this announcement, or as disclosed in the Annual Report and Accounts or US Annual Report on Form 20-F of ScottishPower for the year ended 31 March 2006 or in ScottishPower's financial statements for the six months ended 30 September 2006 announced on 14 November 2006:

(i) no adverse change or deterioration having occurred in the business, assets, financial or trading position or profits or prospects of any member of the Wider ScottishPower Group which in any such case is material in the context of the Wider ScottishPower Group;

(ii) no litigation, arbitration proceedings, prosecution or other legal proceedings having been threatened, announced, instituted or remaining outstanding by, against or in respect of any member of the Wider ScottishPower Group or to which any member of the Wider ScottishPower Group is a party (whether as claimant or defendant or otherwise) and no investigation by any Relevant Authority or other investigative body against or in respect of any member of the Wider ScottishPower Group having been threatened, announced, instituted or remaining outstanding by, against or in respect of any member of the Wider ScottishPower Group which in any such case is material in the context of the Wider ScottishPower Group;

(iii) no contingent or other liability having arisen which would or might materially and adversely affect any member of the Wider ScottishPower Group taken as a whole; and

(iv) no steps having been taken which are likely to result in the withdrawal (without replacement), cancellation or termination of any licence permit or consent held by any member of the Wider ScottishPower Group which is necessary for the carrying on by the ScottishPower Group of the business and is material in the

context of the Wider ScottishPower Group;

(i) save as fairly disclosed to Iberdrola by or on behalf of ScottishPower or as publicly announced by ScottishPower by the delivery of an announcement to a Regulatory Information Service before the date of this announcement, or as disclosed in the Annual Report and Accounts or US Annual Report on Form 20-F of ScottishPower for the year ended 31 March 2006 or in ScottishPower's financial statements for the six months ended 30 September 2006 announced on 14 November 2006, Iberdrola not having discovered:

  (i) that any financial, business or other information concerning the Wider ScottishPower Group publicly disclosed at any time by any member of the Wider ScottishPower Group is misleading, contains a misrepresentation of fact or omits to state a fact necessary to make the information contained therein not misleading;

  (ii) that any member of the Wider ScottishPower Group or any partnership, company or other entity in which any member of the Wider ScottishPower Group has an interest is subject to any liability, contingent or otherwise, which is material in the context of the Wider ScottishPower Group; or

  (iii) any information which affects the import of any information disclosed at any time by or on behalf of the Wider ScottishPower Group and which is material in the context of the Wider ScottishPower Group;

(j) save as fairly disclosed to Iberdrola by or on behalf of ScottishPower or as publicly announced by ScottishPower by the delivery of an announcement to a Regulatory Information Service before the date of this announcement, or as disclosed in the Annual Report and Accounts or US Annual Report on Form 20-F of ScottishPower for the year ended 31 March 2006 or in ScottishPower's financial statements for the six months ended 30 September 2006 announced on 14 November 2006, Iberdrola not having discovered that:

  (i) any past or present member of the Wider ScottishPower Group has failed to comply with any applicable legislation, regulation or common law of any jurisdiction or any notice, order or requirement of any Relevant Authority with regard to the use, treatment, storage, handling, transport, disposal, discharge, spillage, presence, release, leak or emission of any waste or hazardous or harmful substance or any substance likely to impair the environment or harm human or animal health or otherwise relating to environmental and/or health and safety matters or that there has otherwise been any such use, treatment, storage, handling, transport, disposal, discharge, presence, spillage, release, leak or emission (whether or not the same constituted non-compliance by any person with any such legislation or regulation, and whenever the same may have taken place), any of which would be likely to give rise to any liability (whether actual or contingent) or cost on the part of any member of the Wider ScottishPower Group

which would be material in the context of the Wider ScottishPower Group; or

(ii) there is or is likely to be any unplanned obligation or liability (whether actual or contingent) to make good, repair, reinstate, remediate or clean up any property now or previously owned, occupied, operated or made use of or controlled by any past or present member of the Wider ScottishPower Group or any other property or controlled water under any environmental legislation, regulation, common law, notice or circular or order of any Relevant Authority in any jurisdiction which would be material in the context of the Wider ScottishPower Group.

Iberdrola reserves the right to waive all or any of the conditions in 2, in whole or in part.

For the avoidance of doubt, Iberdrola will not invoke the conditions set out in paragraph 2(a) to (j) inclusive so as to cause the Offer to lapse or to be withdrawn unless the circumstances which give rise to the right to invoke the relevant condition(s) are of material significance to Iberdrola in the context of the Offer or unless a failure to do so would result in Iberdrola being in breach of any Law.

If Iberdrola is required by the Panel to make an offer or offers for any ScottishPower Shares under Rule 9 of the City Code, Iberdrola may make such alterations to the above conditions as are necessary to comply with the provisions of that Rule.

The Offer will not proceed if, before the date of the Court Meeting and the ScottishPower EGM, the European Commission initiates proceedings under Article 6(1)(c) of the Regulation in respect of the Offer or any matter arising from or relating to the Offer or, following a referral by the European Commission to a competent authority in the United Kingdom under Article 9(1) of the Regulation the Offer or any matter arising from or relating to the Offer is referred to the Competition Commission.

Iberdrola reserves the right to elect to effect the Offer by way of a Takeover Offer, subject to the prior consent of ScottishPower. In such event, such offer will be implemented on and subject to the same terms and conditions (subject to appropriate amendments, including (without limitation) an acceptance condition set at 90 per cent. of the ScottishPower Shares to which such offer relates (but capable of waiver in accordance with Rule 10 of the City Code) in substitution for condition 1), so far as applicable, to those that would apply to the Scheme.

The Offer will be governed by English law and will be subject to the jurisdiction of the English Courts. The rules of the City Code will, so far as they are appropriate, apply to the Offer and the Scheme. The Scheme will be governed by Scots law and will be subject to the jurisdiction of the Scottish Courts.

APPENDIX II
BASES AND SOURCES

In this announcement:

(a) the value placed by the Offer on the existing ScottishPower Shares (approximately £11.6 billion) (Euro 17.1 billion) is based on 1,488,277,092 ScottishPower Shares in issue on 27 November 2006, the last Business Day prior to the date of this announcement;

(b) the Closing Prices of the ScottishPower Shares referred to in this announcement are derived from the Daily Official List of the London Stock Exchange;

(c) the Closing Prices of the Iberdrola Shares referred to in this announcement are derived from the data of the SIBE (as published in the official bulletin (*boletin de cotizacion*) of the Madrid Stock Exchange);

(d) the exchange rate used in this announcement is Euro 1.4755:£1; and

(e) unless otherwise stated, the financial information relating to ScottishPower and Iberdrola is extracted from the consolidated financial statements of ScottishPower and Iberdrola for the relevant period.

APPENDIX III
DEFINITIONS

Act	means the Companies Act 1985, as amended;
Alternative Proposal	means a proposed offer, merger, acquisition, scheme of arrangement, recapitalisation or other business combination relating to any direct or indirect acquisition of 50 per cent. or more of the ScottishPower Shares or all or any material part of the business or assets of the ScottishPower Group proposed by any third party which is not a concert party (as defined in the City Code) of Iberdrola;
Automated Quotation System	means the electronic trading system which links the Bolsas de Valores (stock exchanges) in Spain;
Bolsas de Valores	means the Bolsas de Valores (stock exchanges) of Madrid, Barcelona, Bilbao and Valencia;
Business Day	means a day (other than Saturday or Sunday) on which banks are generally open for business in the City of London, Edinburgh, New York and Madrid;
Capital Reduction	means the proposed reduction of share capital of ScottishPower pursuant to the Scheme;
CCGTs	means combined cycle generating turbines;
City Code	means the UK City Code on Takeovers and Mergers;
Closing Price	means the closing middle-market price of the relevant share as derived from, in the case of ScottishPower, the Daily Official List of the London Stock Exchange and, in the case of Iberdrola, the closing price of the SIBE as published in the official bulletin (*boletin de cotizacion)* of the Madrid Stock Exchange;
CNMV	means Comisión Nacional del Mercado de Valores;
Conditions	means the conditions to the Offer set out in Appendix 1;
Convertible Bondholders	means the holders of the Convertible Bonds;
Convertible Bonds	means US$700,000,000 4 per cent. step-up perpetual subordinated guaranteed convertible bonds issued by ScottishPower Finance

(Jersey) Limited convertible into fully paid 4 per cent. exchangeable redeemable preference shares of ScottishPower Finance (Jersey) Limited which are guaranteed by and which will be exchangeable immediately upon issue for ScottishPower Shares;

Court	means Court of Session in Edinburgh, Scotland;
Court Hearings	means the hearings by the Court of the petition to sanction the Scheme and to confirm the cancellation and extinguishment of the ScottishPower Shares provided for by the Scheme under section 137 of the Act;
Court Meeting	means the meeting or meetings of the ScottishPower Shareholders (or any adjournment thereof) to be convened pursuant to the order of the Court under section 425 of the Act for the purpose of considering, and if thought fit, approving the Scheme (with or without amendment);
Court Order(s)	means the order(s) of the Court sanctioning the Scheme under section 425 of the Act and confirming the reduction of share capital provided for by the Scheme under section 137 of the Act;
CREST	means the computerised settlement system to facilitate the transfer of title to shares in uncertificated form operated by CrestCo Limited;
Deposit Agreement	means the amended and restated deposit agreement between ScottishPower and Morgan Guaranty Trust Company of New York, as depository, and the holders from time to time of the ADSs thereunder, including the form of ADSs as filed on Form F-6 with the SEC on 24 April 2001;
Depositary	means JPMorgan Chase Bank N.A.;
EBITDA	means earnings before interest, tax and depreciation;
Effective	means: if the Offer is implemented by way of the Scheme, the Scheme having become effective pursuant to its terms; or if the Offer is implemented by way of a Takeover Offer, the Takeover Offer having been declared or become unconditional in all respects in accordance with the City Code;
Effective Date	means the date on which the Offer becomes Effective;

Enlarged Iberdrola Group	means the Iberdrola Group (including the ScottishPower Group) following the Effective Date;
Enterprise Value	means market capitalisations (as at 27 November 2006) plus latest reported net debt including minority interests);
Euro	means the lawful currency of the member states of the European Union that have adopted a single currency in accordance with the treaty establishing the European Community as amended by the treaty on the European Union;
Exchange Act	means US Securities Exchange Act of 1934, as amended;
Exon-Florio Filing	means the filing pursuant to the Exon-Florio provision of the Defence Production Act of 1950, as amended by Section 5021 of the Omnibus Trade and Competitiveness Act of 1988 administered by the US Treasury Department through the Committee on Foreign Investment in the United States;
FSA	means the Financial Services Authority acting in its capacity as the competent authority for the purposes of Part VI of the UK Financial Services and Markets Act 2000;
Groups	means the Iberdrola Group and the ScottishPower Group;
Iberclear	Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, SAU;
Iberdrola	means Iberdrola, S.A.;
Iberdrola Directors or **Board of Iberdrola** or **Iberdrola Board**	means the board of directors of Iberdrola;
Iberdrola Group	means Iberdrola and its subsidiaries and, where the context permits, each of them;
Iberdrola Shareholder Circular	means the notice convening the Iberdrola Shareholders' Meeting and the information and documentation to be made available to Iberdrola Shareholders outlining the Offer;
Iberdrola Shareholders' Meeting	means the general shareholders meeting of Iberdrola to be convened to consider, and if thought fit, approve, amongst other things, the issue of the New Iberdrola Shares in connection with Offer;

Iberdrola Shares	the common shares (*acciones ordinarias*) of Euro 3 each in the capital of Iberdrola;
Implementation Agreement	means the implementation agreement between Iberdrola and ScottishPower dated 28 November 2006;
Inducement fee	means £50,000,000;
KWh	means kilowatt hours;
Laws	means all laws, statues, secondary and subordinate legislation, judgements, orders, decisions and interpretation of any law by any court, authority and/or government department of agency plus any international or EU treaties and regulations;
LIBOR	means the rate of interest determined by Iberdrola on the basis of the average (rounded down where necessary to the nearest whole multiple of one-sixteenth of 1.0 per cent.) of the respective rates per annum at which any two London clearing banks selected by Iberdrola are prepared to offer six month Sterling deposits of £2 million to leading banks in the London inter-bank market at or about 11.00 am (London time) on the first Business Day of the relevant interest period and a certificate in writing, under the hand of a duly authorised official of Iberdrola, shall be conclusive evidence of that rate;
Listing Rules	means the Listing Rules of the FSA as amended from time to time and contained in the FSA's publication of the same name;
LNG	means liquefied natural gas;
Loan Note Alternative	means the alternative whereby ScottishPower Shareholders (other than ScottishPower Shareholders in Loan Note Restricted Jurisdictions, US resident holders of ScottishPower Shares and ScottishPower ADS Holders) may elect to receive Loan Notes instead of some or all of the cash consideration to which they would otherwise be entitled under the Offer;
Loan Note Elected Shares	means the ScottishPower Shares (if any) in respect of which valid elections for the Loan Note Alternative are made in accordance with its terms;
Loan Note Form of Election	means the forms of election relating to the Offer which will accompany the Scheme Document;

Loan Notes	means the floating rate unsecured loan notes of Iberdrola, or a wholly owned subsidiary of Iberdrola and guaranteed by Iberdrola, issued pursuant to the Loan Note Alternative;
Loan Note Restricted Jurisdictions	means any of the United States, Australia, Canada or Japan or any jurisdiction where extension or acceptance of the Loan Note Alternative would violate the law of that jurisdiction;
London Stock Exchange	means The London Stock Exchange plc;
Mix and Match Facility	means the mix and match facility under which ScottishPower Shareholders may, subject to availability, elect to vary the proportions of New Iberdrola Shares and cash they will receive under the Offer, subject to the elections made by other ScottishPower Shareholders;
MW	means megawatt;
MWh	means megawatt hours;
New Iberdrola Shares	means the Iberdrola Shares proposed to be issued to ScottishPower Shareholders, credited as fully paid, under the Offer;
Offer	means the proposed acquisition of the ScottishPower Shares by Iberdrola or Iberdrola and a member of the Iberdrola Group to be implemented by means of the Scheme (or, if Iberdrola so elects, subject to ScottishPower's prior consent, a Takeover Offer) on the terms and subject to the Conditions set out in this announcement and to be set out in the Scheme Document (or the Offer Document (as the case may be)) and where the context admits, any subsequent revision, variation, extension or renewal thereof;
Offer Document	means in the event Iberdrola elects, subject to ScottishPower's prior consent, to conduct the Offer by means of a Takeover Offer the document containing the offer to be sent to ScottishPower Shareholders;
Official List	means The Official List of the FSA;
OFGEM	means the Office of Gas and Electricity Markets;
Overseas Persons	means Iberdrola Shareholders who are resident in, ordinarily resident in, or citizens of, jurisdiction outside the United Kingdom;
Panel	means the Panel on Takeovers and Mergers;

RAB	means regulated asset base;
Registrar of Companies	means the Registrar of Companies for Scotland;
Regulatory Information Service	means any of the services set out in Appendix 3 to the Listing Rules;
Relevant Authority	means the European Commission, the Office of Gas and Electricity Markets, the Comision Nacional de Energia and any other court or competition, antitrust or supervisory body or other government, governmental, trade or regulatory agency or body in each case in any jurisdiction whose consent or clearance is required or desirable in connection with the Offer including the US Federal Energy Regulatory Commission, US Department of Justice, US Federal Trade Commission, US Treasury Department and US state regulatory commissions or authorities and **Relevant Authorities** shall mean all of them;
Scheme	means the acquisition of the ScottishPower Shares by way of a scheme of arrangement under section 425 of the Act, on the terms and subject to the Conditions set out in this announcement;
Scheme Document	means the document to be sent to ScottishPower Shareholders which will, among other things, contain the terms and conditions of the Scheme;
Scheme Record Date	means 6.00 p.m. on the Business Day before the Scheme becomes Effective;
Scheme Shareholders	means the holders of the ScottishPower Shares;
Scheme Shares	means the ScottishPower Shares;
ScottishPower	means Scottish Power plc;
ScottishPower ADS	means an American depositary share comprising four underlying ScottishPower Shares;
ScottishPower ADS Holder	means the holders of ScottishPower ADSs;
ScottishPower B Shares	means the non-cumulative preferrence shares of 50 pence each in the share capital of ScottishPower;
ScottishPower Deferred Shares	means the deferred shares of 50 pence each in the share capital of

ScottishPower;

ScottishPower Directors or **Board of ScottishPower** or **ScottishPower Board**	means the board of directors of ScottishPower;
ScottishPower EGM or **ScottishPower Extraordinary General Meeting**	means the extraordinary general meeting of ScottishPower (or any adjournment thereof) to be convened in connection with the Scheme;
ScottishPower EGM Resolution	means the special resolution to approve, amongst other things, the cancellation of the ScottishPower Shares, the alteration of ScottishPower's articles of association and such other matters as may be necessary to, connected with or desirable for the implementation of the Offer;
ScottishPower Group	means ScottishPower and its subsidiaries and, where the context permits, each of them;
ScottishPower Share Schemes	means the ScottishPower Employee Share Ownership Plan, the ScottishPower 2000 Long Term Incentive Plan, the ScottishPower 2006 Long Term Incentive Plan, the ScottishPower Sharesave Scheme, the ScottishPower Executive Share Option Plan 2001, the PacifiCorp Stock Incentive Plan and the Annual Incentive Plan Deferred Share Programme;
ScottishPower Shareholders	means the holders of ScottishPower Shares;
ScottishPower Shares	means the ordinary shares of 42 pence each in the capital of ScottishPower;
SEC	means the US Securities and Exchange Commission;
Special Dividend	means the special dividend of 12 pence (Euro 0.18) per ScottishPower Share to be paid to ScottishPower Shareholders on the ScottishPower register of members on the Scheme Record Date;
Sterling or **£**	means pounds sterling;
Subsidiary Undertaking, Associated Undertaking and Undertaking	have the meanings given by the Act (but for these purposes ignoring paragraph 20(1)(b) of Schedule 4A to the Act) and **substantial interest** means a direct or indirect interest in 20 per cent. or more of the equity capital of an Undertaking;

Takeover Offer	means a takeover offer as such term is defined in paragraph 1 of Schedule 2 to the Takeovers Directive (Interim Implementation) Regulations 2006;
TW	means terawatt;
TWh	means terawatt hours;
United Kingdom	means the United Kingdom of Great Britain and Northern Ireland;
US Securities Act	means The United States Securities Act of 1933, as amended.
Wider Iberdrola Group	means Iberdrola and its Subsidiary Undertakings, Associated Undertakings and any other Undertakings in which Iberdrola and such Undertakings (aggregating their interests) have a substantial interest; and
Wider ScottishPower Group	means ScottishPower and its Subsidiary Undertakings, Associated Undertakings and any other Undertakings in which ScottishPower and such Undertakings (aggregating their interests) have a substantial interest.

425 1 d425.htm FORM 425 PRESS RELEASE

Filed by: Iberdrola, S.A.
Pursuant to Rule 425
under the Securities Act of 1933
and deemed filed pursuant to
Rule 14d-2 of the Securities
Exchange Act of 1934

Subject Company: Scottish Power plc
Exchange Act File Number: 001-14676
Date: November 28, 2006

DISCLAIMER

This report and has been prepared by Iberdrola S.A. in relation to the potential acquisition of the shares of ScottishPower plc. and for presentations to the media, investors and analysts. Therefore, this report can not be disclosed, released or relied or be used by any other person for any purpose other than the purpose stated above, except with the written consent of Iberdrola S.A.

The estimates, projections and forecasts used in this report have been prepared for illustration purposes only. The projections and forecasts involve significant assumptions and subjective judgments, which may or may not prove to be correct. No representation or warranty, express or implied, is or will be given by Iberdrola S.A. as to the accuracy, completeness or fairness of any information contained in this report and, nothing in this report should be relied upon as a promise or representation as to the past, current situation or future of Iberdrola S.A.

The content of this report is addressed to individuals and corporations who do dot have the appropriate knowledge of Iberdrola S.A. or its activity, and therefore neither Iberdrola S.A. nor its legal advisers, accountants or financial advisers assume any liability whatsoever for this report or its use for any other purpose other than as set forth above. By delivering this report Iberdrola S.A. does not undertake any obligation to update any of the information contained herein or to correct any inaccuracies which may include.

This report does not constitute an offer to purchase, sell or exchange or the solicitation of an offer to purchase se or exchange any securities with respect to Iberdrola S.A. or ScottishPower plc.

Rule 425 Legend

IMPORTANT INFORMATION IN THE US

This communication does not constitute an offer to purchase, sell or exchange or the solicitation of an offer to purchase, sell or exchange any securities or the solicitation of any vote or approval with respect to the proposed acquisition by Iberdrola S.A. of ScottishPower plc. (the "Acquisition"), nor shall there be any purchase, sale or exchange of securities or such solicitation in any jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction.

If and when Iberdrola S.A. commences the Acquisition for the ordinary shares of ScottishPower plc. and the Acquisition is implemented by way of a scheme of arrangement under the U.K. Companies Act 1985, as amended (the "Scheme"), any securities of Iberdrola S.A. will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), but will be issued in reliance on the exemption provided by Section 3(a)(10) thereof, and ScottishPower plc. will furnish the acquisition document to the SEC under cover of a Form 6-K. If and when Iberdrola S.A. determines to commence the Acquisition by way of a takeover offer under The City Code on Takeovers and Mergers of the United Kingdom (the "Offer") rather than the Scheme, Iberdrola S.A. will, to the extent that the shares issued in connection with the proposed Acquisition are required to be registered in the United States, file a registration statement on Form F-4, which will include a prospectus, with the United States Securities and Exchange Commission ("SEC"). Investors are strongly advised to read the documents that will be made available to them, including the registration statement and prospectus, if and when available, and any other relevant documents made available to them and/or the SEC or other applicable regulatory authorities, as well as any amendments or supplements to those documents, because they will contain important information regarding Iberdrola S.A., ScottishPower plc., the Acquisition and any Offer.

ScottishPower plc. shareholders should also read the related solicitation/recommendation statement on Schedule 14D-9 that may be filed with the SEC by ScottishPower plc. relating to the Acquisition. If and when filed, investors may obtain free copies of the registration statement, the prospectus as well as other relevant documents filed with the SEC, at the SEC's web site at www.sec.gov and will receive information at an appropriate time on how to obtain these transaction-related documents for free from the parties involved or a duly appointed agent.

The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who

come into possession of this document should inform themselves of and observe these restrictions. To the fullest extent permitted by applicable law, the companies involved in the proposed Acquisition disclaim any responsibility or liability for the violation of such restrictions by any person.

The shares to be issued in connection with the proposed Acquisition may not be offered or sold in the United States except pursuant to an effective registration statement under the Securities Act or pursuant to a valid exemption from registration.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking information and statements about ScottishPower plc. and Iberdrola S.A. and their combined businesses after completion of the proposed Acquisition. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words "expects," "anticipates," "believes," "intends," "estimates" and similar expressions. Although the managements of ScottishPower plc. and Iberdrola S.A. believe that the expectations reflected in such forward-looking statements are reasonable, investors and holders of ScottishPower plc. and Iberdrola S.A. shares are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of ScottishPower plc. and Iberdrola S.A., that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public documents sent by ScottishPower plc. and Iberdrola S.A. to the Comisiòn Nacional el Mercedo de Valores and under "Risk Factors" in the annual report on Form 20-F for the year ended March 31, 2006 filed by ScottishPower plc. with the SEC on June 30, 2006. Except as required by applicable law, neither ScottishPower plc. nor Iberdrola S.A. undertakes any obligation to update any forward-looking information or statements.



28 November 2006

PRESS Release


IBERDROLA

<u>*After the meetings of their respective Boards of Directors held yesterday afternoon*</u>

IBERDROLA REACHES MERGER AGREEMENT WITH SCOTTISHPOWER FOR € 17.2 BILLION

<u>THE TRANSACTION WILL CREATE A EUROPEAN LEADER WITH AN ENTERPRISE VALUE OF €64 BILLION</u>

- **Under the terms of the transaction, ScottishPower shareholders will receive 400 pence per share in cash and 365 pence per share in new IBERDROLA shares. In addition, they will recieve an extraordinary dividend of 12 pence per share**
- **The new group will have installed capacity of 36,600 megawatts (MW), of which over 6,000 MW will be renewable, and its electrical supply points will total 21.4 million**
- **The Board of Directors of ScottishPower considers the terms of the takeover bid fair and reasonable and intends to recommend it unanimously to its shareholders**

The Boards of Directors of **IBERDROLA** and **ScottishPower,** meeting yesterday in Madrid and Glasgow respectively, have reached agreement on the terms of an offer that ScottishPower's top corporate governing body will recommend unanimously to its shareholders for the sale of the company to the Spanish utility.

According to the terms of the agreement, the shareholders of **ScottishPower** will receive 400 pence in cash and 0.1646 new shares of **IBERDROLA** (valued at 365 pence based on yesterday's closing price) for each of their shares. (Holders of ScottishPower ADS's will receive 1,600 pence and 0.6584 new shares of IBERDROLA per ADS.)

In addition, before the transaction is completed, **ScottishPower** will approve an extraordinary dividend of 12 pence per share (48 pence for each ADS), which will be paid once it is consummated. At **IBERDROLA's** yesterday's (Monday, november 27) closing share price of €32.75 and an exchange rate of €1.4755 per £1, the terms of the offer value each **ScottishPower** share at 777 pence and the entire issued share capital of **ScottishPower** at circa €17,200 million. As a result of the transaction, Scottish Power shareholders are expected to receive about 21.4% of the enlarged, IBERDROLA once the planned capital increase is carried out.



The Board of Directors of **ScottishPower**, which has been advised by Morgan Stanley and to date controls approximately 0.1% of the company's capital, considers the terms of the acquisition offer fair and reasonable and will recommend unanimously to the company's shareholders that they vote in favour of it at their Extraordinary General Shareholders Meeting, which is expected to be held in the first quarter of 2007.

The merger of ABN AMRO-advised **IBERDROLA** and **ScottishPower** is subject, among other things, to approval by the shareholders of both companies and by certain regulatory authorities, including the European Commission and the U.S. Federal Energy Regulatory Commission.

<u>Ignacio Galán and Philip Bowman</u>

Ignacio Galán, Chairman of **IBERDROLA,** commented that "the proposed integration of **ScottishPower** with Iberdrola, which is consistent with our respective strategic plans, will result in the third largest European utility, will create value for both our Companies and will be very positive for employees and customers both of whom will benefit from the competitive advantages of the new group.

"We will be able to achieve prompt synergies and access economies of scale in the medium and long term through common systems and processes. The new group will be well positioned for the future European energy market and will enjoy a strong growth platform in Spain, the United Kingdom, Continental Europe, USA and the global market, particularly in renewable energy, a sector in which it will be a world leader. All of this will be positive for all our stakeholders."

Philip Bowman, Chief Executive of **ScottishPower,** explained that "while all of the business units of ScottishPower have shown their strength during the last 12 months, corporate movements have decisively transformed the landscape of the electric sector in Europe. Scottish Power needs to expand into other territories, diversify its operating risks, obtain greater economies of scale and have the financial strength necessary to invest in major infrastructure that will be necessary in the coming years."

Bowman stated that "this transaction manages to reach all these objectives, avoiding the negative consequences that most potential mergers would entail for employees. The combination of both companies will allow **ScottishPower** to develop on a global scale in a progressively more competitive environment, and the terms offered by **IBERDROLA** provide an attractive price for our shareholders, at the same time allowing those who so wish, to continue to hold shares in the merged company."

The merger of **IBERDROLA** and **ScottishPower** *is strat*egically complementary and will create an european leader, with a pro-forma enterprisa value of circa €64 billion, a broad geographical presence and a firm foundation for continued growth in the future.

The operating synergies deriving from the transaction are expected to reach €130 million a year, coming, among other things, from operating and financial cost savings, improvements in generation and distribution units, and the management of renewable facilities.

On the basis of pro forma figures up to September 2006, the new merged Group will have installed capacity of 36,600 megawatts (MW) and 21.4 million power supply points. Furthermore, the merger of **IBERDROLA** and **ScottishPower** will consolidate the leadership in the renewable energy sector, with an installed capacity of 6,040 MW.

IBERDROLA values both the ability and the experience of the management team and employees of **ScottishPower,** who will be indispensable for bringing the transaction to its proper completion and whom it expects to continue to play a vital role in the company's future development.

ScottishPower is an international energy company that transports and distributes electricity in the United Kingdom, markets electricity and gas to industrial and domestic customers in that country, and has generating plants and gas storage facilities in the United Kingdom and North America. The company had earnings of £5.446 billion and an operating profit of £870 million for the financial year ending 31 March 2006.

IBERDROLA, a hundred-year-old Spanish-based company, is among Europe's major electrical companies and operates gas and electricity businesses *in 28 countries*. In addition, it is one of the world leaders in the production of wind-generated power. It achieved income of €11.738 billion in 2005, with an operating profit of €2.262 billion.

IBERDROLA



- Communications Department

IMPORTANT INFORMATION

This communication does not constitute an offer to purchase, sell or exchange or the solicitation of an offer to purchase, sell or exchange any securities or the solicitation of any vote or approval with respect to the proposed acquisition by Iberdrola S.A. of ScottishPower plc (the "Acquisition"), nor shall there be any purchase, sale or exchange of securities or such solicitation in any jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction.

If and when Iberdrola S.A. commences the Acquisition for the ordinary shares of ScottishPower plc and the Acquisition is implemented by way of a scheme of arrangement under the U.K. Companies Act 1985, as amended (the "Scheme"), any securities of Iberdrola S.A. will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), but will be issued in reliance on the exemption provided by Section 3(a)(10) thereof, and ScottishPower plc will furnish the acquisition document to the SEC under cover of a Form 6-K. If and when Iberdrola S.A. determines to commence the Acquisition by way of a takeover offer under The City Code on Takeovers and Mergers of the United Kingdom (the "Offer") rather than the Scheme, Iberdrola S.A. will, to the extent that the shares issued in connection with the proposed Acquisition are required to be registered in the United States, file a registration statement on Form F-4, which will include a prospectus, with the United States Securities and Exchange Commission ("SEC"). **Investors are strongly advised to read the documents that will be made available to them, including the registration statement and prospectus, if and when available, and any other relevant documents made available to them and/or the SEC or other applicable regulatory authorities, as well as any amendments or supplements to those documents, because they will contain important information regarding Iberdrola S.A., ScottishPower plc, the Acquisition and any Offer. ScottishPower shareholders should also read the related solicitation/recommendation statement on Schedule 14D-9 that may be filed with the SEC by ScottishPower relating to the Acquisition.** If and when filed, investors may obtain free copies of the registration statement, the prospectus as well as other relevant documents filed with the SEC, at the SEC's web site at www.sec.gov and will receive information at an appropriate time on how to obtain these transaction-related documents for free from the parties involved or a duly appointed agent.

The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. To the fullest extent permitted by applicable law, the companies involved in the proposed Acquisition disclaim any responsibility or liability for the violation of such restrictions by any person.
The shares to be issued in connection with the proposed Acquisition may not be offered or sold in the United States except pursuant to an effective registration statement under the Securities Act or pursuant to a valid exemption from registration.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking information and statements about ScottishPower plc and Iberdrola S.A. and their combined businesses after completion of the proposed Acquisition. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words "expects," "anticipates," "believes," "intends," "estimates" and similar expressions. Although the managements of ScottishPower plc and Iberdrola S.A. believe that the expectations reflected in such forward-looking statements are reasonable, investors and holders of ScottishPower plc and Iberdrola S.A. shares are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of ScottishPower plc and Iberdrola S.A., that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public documents sent by ScottishPower plc and Iberdrola S.A. to the *Comisión Nacional del Mercado de Valores* and under "Risk Factors" in the annual report on Form 20-F for the year ended March 31, 2006 filed by ScottishPower plc with the SEC on June 30, 2006. Except as required by applicable law, neither ScottishPower plc nor Iberdrola S.A. undertakes any obligation to update any forward-looking information or statements.

The Spanish General Office for Markets and Investors (*Dirección General de Mercados e Inversores*) hereby submits the following reasoned trading resumption proposal to the Chairman of the National Securities Market Commission (*Comisión Nacional del Mercado de Valores*) who, pursuant to the powers authorised by the Board of the Securities Market Commission on 29th June 2006, hereby resolves as follows:

"To lift, with effect from 11:00 hours on today's date, the provisional suspension of trading agreed today in relation to IBERDROLA S.A. in the following markets:

- On the Securities Exchanges and the Spanish Electronic Market (*Sistema de Interconexión Bursátil*): shares and other securities giving rise to the right to purchase or subscribe for them;
- On MEFF RENTA VARIABLE, S.A.: contracts on the above mentioned shares;
- On AIAF, Mercado de Renta Fija, S.A.: its Fixed Income Issues.

since sufficient information regarding the circumstances which made it advisable to adopt the suspension resolution has been made available to the public at the Stock Exchange Managing Companies and the National Securities Market Commission."

Madrid, 28th November 2006

The General Manager	The Chairman
Ángel Benito Benito	Manuel Conthe Gutiérrez

IBERDROLA

Iberdrola – ScottishPower
Nacimiento de un líder mundial

28 de Noviembre de 2006

IBERDROLA

Aviso Legal


IBERDROLA

EXONERACIÓN DE RESPONSABILIDAD

El presente documento ha sido elaborado por Iberdrola S.A. en relación a la posible adquisición de las acciones de ScottishPower plc. y para su utilización en presentaciones a los medios de comunicación, inversores y analistas, etc. En consecuencia, no podrá ser divulgado, ni hecho público ni utilizado por ninguna otra persona física o jurídica con una finalidad distinta a la arriba expresada, sin el consentimiento expreso y por escrito de Iberdrola S.A.

Todas las proyecciones y estimaciones utilizadas y que se contienen en el informe han sido preparadas con efectos meramente ilustrativos. Las proyecciones y estimaciones se basan en numerosos juicios y estimaciones subjetivas, que podrán resultar ciertas o no. El presente documento no puede considerarse una garantía, implícita o explícita, acerca de la exactitud e integridad de dichas proyecciones y estimaciones, o del pasado, presente o futuro de Iberdrola S.A.

El presente documento se dirige a personas que carecen del conocimiento del negocio y actividades de Iberdrola S.A. y, por tanto, ni Iberdrola S.A. ni sus respectivos asesores legales, financieros o contables asumen ninguna responsabilidad por el informe si éste es utilizado con una finalidad distinta a la expresada anteriormente. Iberdrola S.A. no asume obligación alguna de actualizar o revisar el presente informe.

Este documento no constituye una oferta de compra, de venta o de canje de valores de Iberdrola o de ScottishPower plc., ni una solicitud de una oferta de compra, de venta o de canje de dichos valores.

Aviso Legal


IBERDROLA

REGLA 425 LEGEND
INFORMACIÓN IMPORTANTE EN EE.UU.

Esta comunicación no constituye una oferta de compra, de venta o de canje, ni una solicitud de una oferta de compra, de venta o de canje de títulos valores, ni una solicitud de voto alguno o aprobación respecto a la adquisición de ScottishPower plc propuesta por Iberdrola S.A.(la "Adquisición"); tampoco existirá compra, venta o canje de valores, ni solicitud de ello en ninguna jurisdicción en la que dicha oferta, venta o canje fuese ilegal sin su previa notificación o registro conforme a las leyes de tal jurisdicción.

En el caso en que – y cuando - Iberdrola S.A. inicie la Adquisición de las acciones ordinarias de ScottishPower plc y que la Adquisición sea implementada a través de un "scheme of arrangement" conforme a la ley de sociedades británica (U.K. Companies Act 1985, según modificada), (el "Scheme") los títulos de Iberdrola S.A. no se registrarán conforme a la Ley de Valores Americana (U.S. Securities Act de 1933, según modificada, la "Securities Act"), sino que serán emitidos teniendo en cuenta la exención prevista en la Sección 3(a)(10) de la misma, y ScottishPower plc proveerá el documento de adquisición a la SEC bajo el formulario Form 6-K. Si en lugar de a través del "scheme" Iberdrola S.A. decide realizar la Adquisición a través de una oferta pública de adquisición (takeover offer) conforme al derecho bursátil británico (The City Code on Takeovers and Mergers of the United Kingdom"), (la "Oferta"), en la medida en que las acciones emitidas en relación a la Adquisición requieran su notificación en los Estados Unidos, Iberdrola S.A. procederá a depositar ante la comisión del mercado de valores de los Estados Unidos ("United States Securities and Exchange Comisión", "SEC") una declaración de notificación (registration statement) bajo el formulario Form F-4, que incluirá un folleto. Se aconseja seriamente a los inversores que lean los documentos que les serán facilitados, incluyendo la declaración de notificación y el folleto cuando se disponga de ellos, así como cualquier otro documento relevante que se ponga a su disposición o a la de la SEC u otras autoridades regulatorias competentes, así como cualquier modificación o suplementos a tales documentos, ya que contendrán información importante relativa a Iberdrola S.A., ScottishPower plc, la Adquisición y a cualquier oferta.

Los accionistas de ScottishPower plc, deben también leer la declaración de solicitud / recomendación relacionada prevista en el anexo 14D-9, que podrá ser notificada a la SEC por ScottishPower plc, en relación a la Adquisición. En el caso en que se notifique, los inversores podrán obtener copias gratuitas de la declaración de notificación, del folleto, así como de otros documentos relevantes notificados a la SEC, en la página web de la SEC (www.sec.gov) y recibirán información puntual sobre cómo obtener los mencionados documentos relacionados con la transacción gratuitamente a través de las partes afectadas o a través de un agente nombrado a tal efecto.

En algunos países la distribución de esta comunicación puede estar limitada o restringida por la legislación aplicable. En consecuencia, las personas poseedoras de tal documento deben mantenerse informadas sobre tales restricciones y respetarlas. Las sociedades partes en la Adquisición excluyen toda responsabilidad, dentro de lo permitido por la legislación aplicable, por cualquier violación de tales restricciones por parte de tales personas.

Las acciones a emitir en relación con la Adquisición no pueden ser ofrecidas ni vendidas en los Estados Unidos, salvo si se efectúa a través de una notificación efectiva de una declaración de las previstas en la Securities Act, o al amparo de una exención válida del deber de notificación.

Aviso Legal


IBERDROLA

AFIRMACIONES O DECLARACIONES CON PROYECCIONES DE FUTURO

Esta comunicación contiene información, afirmaciones o declaraciones con proyecciones de futuro sobre ScottishPower plc e Iberdrola S.A. y sobre el grupo resultante tras la ejecución de la Adquisición propuesta. Las declaraciones con proyecciones de futuro no constituyen hechos históricos. Tales declaraciones incluyen proyecciones financieras y estimaciones y las presunciones subyacentes, declaraciones relativas a planes, objetivos, y expectativas en relación a operaciones futuras, productos y servicios, y declaraciones sobre resultados futuros. Las declaraciones con proyecciones de futuro se identifican generalmente por el uso de términos como "espera," "anticipa," "cree," "pretende," "estima" y expresiones similares. Si bien los directivos de ScottishPower plc y de Iberdrola S.A. consideran que las expectativas recogidas en tales afirmaciones son razonables, los inversores y titulares de las acciones de ScottishPower plc y de Iberdrola S.A. son advertidos de que la información y las afirmaciones con proyecciones de futuro quedan expuestas a varios riesgos e incertidumbres, muchos de los cuales son difíciles de prever y están, de manera general, fuera del control de ScottishPower plc y de Iberdrola S.A., riesgos que podrían ser el causante de que los resultados y desarrollos reales difieran significativamente de aquellos expresados o implícitos en, o proyectados en, las afirmaciones e información con proyecciones de futuro. Entre tales riesgos e incertidumbres están aquellos identificados y tratados en los documentos públicos enviados por ScottishPower plc e Iberdrola S.A. a la Comisión Nacional el Mercado de Valores y aquellos tratados como "factores de riesgo" ("Risk Factors") en el Informe Anual sobre el formulario Form 20-F, para el ejercicio finalizado el 31 de marzo de 2006, notificado por ScottishPower plc a la SEC el 30 de junio de 2006. Salvo en la medida en que lo requiera la ley aplicable, ni ScottishPower plc ni Iberdrola S.A. asumen obligación alguna de actualizar sus afirmaciones o información con proyecciones de futuro.

Índice

IBERDROLA

Sentido estratégico


IBERDROLA

Una integración única alineada con los principios del Plan Estratégico de Iberdrola 2007-2009...

Acelera la consecución del Plan Estratégico

Incrementa el tamaño y genera más valor para el accionista

Grupo líder en negocios y áreas de alto crecimiento

Impulso a la internacionalización

Sentido estratégico


IBERDROLA

... que proporciona acceso a nuevas oportunidades de crecimiento a largo plazo

Generación de fuertes sinergias

Acretiva en beneficios desde el comienzo

Mantenimiento de la solidez financiera y el compromiso con los accionistas

Diversificando las fuentes de ingresos se reduce riesgo

Índice


IBERDROLA

Acelerando el Plan Estratégico


IBERDROLA

Profundizando en los principios del Plan Estratégico 2007-2009 ...

Crecimiento

Internacionalización

Eficiencia

Rentabilidad

Acelerando el Plan Estratégico

IBERDROLA

... y cumpliendo los criterios establecidos para el crecimiento no orgánico

Criterios estratégicos	Países con mercado liberalizado
	En negocios integrados
	Buscando sinergias operativas y tecnológicas y complementariedades
Criterios financieros	No dilución en BPA y CPA
	Mantenimiento de la solidez financiera
Forma	Por acuerdo amistoso entre las partes

Crecimiento


IBERDROLA

Crecimiento significativo en todos los negocios ...

	IBE	SPW	IBE + SPW*	
Generación convencional 2006 (MW)	23.989	6.574	30.563	+27%
Renovables** (MW)	4.076	1.964	6.040	+48%
Capacidad Total 2006 (MW)	28.065	8.538	36.603	+30%
Puntos de Suministro 2006	18,1	3,3	21,4	+18%

... creando una plataforma para sinergias, transferencia de mejores prácticas y potenciación del crecimiento

* Resultados a Septiembre 2006 para Iberdrola y ScottishPower
** Renovables incluye eólico y mini hidráulica

Crecimiento: Europa


IBERDROLA

Un Grupo preparado para el mercado energético europeo ...

- Grupo integrado líder en dos de los cinco mayores mercados de Europa
- Mix de generación limpio y diversificado, posicionado para el crecimiento
- Posición consolidada como líder en renovables
- Beneficios de escala y presencia pan-atlántica en los aprovisionamientos de gas
- Posibilidad de entrada en nuevos mercados
- Capacidades complementarias en los negocios de redes

	España	R. Unido	Resto
Generación Tradicional	20.692 MW	6.036 MW	-
Renovables Operativos	3.728 MW	344 MW	281 MW
Cartera Renovables	6.140 MW	2.260 MW(1)	5.000 MW
Distribución	9,7 Mill. P.S	3,3 Mill. P.S	-
Gas	Nuevo entrante	1,9m clientes; Almacenamiento: 0,1 bcm	-
Otros	Inmobiliario, Ingeniería	-	-

Fuente: Basado en los resultados a Septiembre 2006 de Iberdrola y ScottishPower

(1) Objetivos para 2010 de la presentación de resultados semestrales de ScottishPower y adquisición de parques eólicos por parte de Iberdrola (en desarrollo)

Crecimiento: América


IBERDROLA

América del Norte: Segundo grupo eólico, con fuerte potencial de crecimiento

- Creación del Grupo líder en Renovables:
  - Posición de SPW en USA (nº 2) mejora el portfolio de IBE
  - Expansión en el atractivo mercado US y en los mercados de rápido crecimiento de Latinoamérica
  - Acceso a la innovadora estructura de la cartera eólica de SPW para el reciclaje de capital
- Expansión en actividades de almacenamiento de gas y gestión de la energía añade nuevas capacidades a la plataforma LatAm

	América del Norte	Latinoamérica
Generación Tradicional	538 MW	3.297 MW
Renovables Operativos	1.620 MW	67 MW
Cartera Renovables	14.200 MW(1)	400 MW
Distribución	-	8,4 Mill. P.S
Gas	Almacenamiento 2,6 bcm	-

Latinoamérica: Enfoque en México y Brasil

Fuente: Basado en los resultados a Septiembre 2006 de Iberdrola y ScottishPower
(1) Presentación PPM Roundtable

Líder en renovables


IBERDROLA

Significativas oportunidades de crecimiento

Capacidad instalada (MW)*


6.040
1.964
4.076
3.567
2.397
IBE+SPW
FPL
Acciona / EHN

- **Conocimientos punteros en la selección de emplazamientos, aprovisionamiento, construcción y marketing**
- **Economías de escala**
  - **Abastecimiento de turbinas**
  - **Capacidades especiales**
- **Apoyo de plataformas locales de gestión de la energía**
- **Pipeline único para futuros desarrollos**
- **Diversificación crecientes del portfolio eólico reduce el riesgo**
- **Fuerte demanda en USA (Renewable Portfolio Standards)**

Tamaño y experiencia para capitalizar con éxito el rápido crecimiento del mercado a nivel mundial

* Últimos datos disponibles para capacidad instalada a Septiembre 2006

Basado en el negocio energético


IBERDROLA

Modelos de negocio complementarios ...

Electricidad					
IBERDROLA	Generación	Renovables	Transporte	Distribución	Comercial
ScottishPower	Generación	Renovables	Transporte	Distribución	Comercial

... mejor posición en la cadena de valor

Basado en el negocio energético


IBERDROLA

Cartera de negocio equilibrada entre negocios liberalizados y regulados

2005 EBITDA
IBE
13%
38%
16%
14%
19%
2005 EBITDA
IBE+SPW
9%
26%
11%
19%
10%
3%
13%
9%
Neg. Liberalizado (España)
Neg. Regulado (España)
Renovables (España)
Latinoamérica
Neg. Liberalizado R. Unido
Neg. Regulado R. Unido
Neg. Liberalizado EE.UU.
Neg. no Energéticos y otros

Fuente: Informe anual de Iberdrola Diciembre 2005, Informe anual de ScottishPower Marzo 2006

Mayor internacionalización: un Grupo global



IBERDROLA

Presencia en los mayores mercados del mundo ...

2005 EBITDA IBE

Latinoamérica 16%
España 84%

2005 EBITDA SPW

EE.UU. 10%
R. Unido 90%

2005 EBITDA IBE + SPW

EE.UU. 3%
Latinoamérica 10%
R. Unido 29%
España 58%

... y reducción del riesgo de exposición Países de alto rating

Fuente: Informe anual de Iberdrola Diciembre 2005, Informe anual de ScottishPower Marzo 2006

Creación de un líder europeo (Valor de Empresa, Miles MM Eur)


IBERDROLA

108
70
64
44
20
19
18
EDF
E.ON
IBE+ SPW
IBERDROLA
SCOTTISH POWER
UNION FENOSA
GAS NATURAL

Nota: Capitalización bursátil y tipo de cambio a 27 de Noviembre de 2006. Deuda Neta excluye provisiones e incluye minoritarios.
Nota: Deuda Neta reportada. Capitalización bursátil basada en número de acciones sin dilución

Criterios financieros


IBERDROLA

Cumplimiento de los criterios financieros establecidos en el Plan Estratégico '07-'09 ...

- Impacto positivo en cash flow por acción ✓
- Impacto positivo en BPA desde primer año ✓
- Mejora de ROCE frente a Iberdrola en solitario ✓
- Mantenimiento del apalancamiento y rating en "single A" ✓

... respetando el compromiso con los accionistas

Índice


IBERDROLA

Términos del Acuerdo


IBERDROLA

El acuerdo valora ScottishPower en 777p por acción:
400p en efectivo + 365p en acciones de Iberdrola + 12p en dividendo especial, siendo el valor de los Fondos Propios emitidos de 17.100 MM Eur*


400p en efectivo
0,1646 acciones de Iberdrola = 365p
Dividendo especial de 12p
765 p
777 p

Aproximadamente se espera la emisión de 245 millones de nuevas acciones de Iberdrola, que representan el 21,4% del nuevo capital

Nota: Los términos del acuerdo se basan en precios de cierre de Iberdrola a 27 de Noviembre de 2006
* Basado en número de acciones no diluidas

Calendario propuesto

IBERDROLA



Plazo máximo de ejecución de 5 meses desde presentación de la operación
Anuncio de la operación
28/11/06
Autorización de la Comisión Europea
16/2/07
Envío del Scheme Document a los accionistas de ScottishPower y convocatoria de JGA
6/3/07
Celebración juntas generales de ScottishPower (judicial y extraordinaria) (mismo día)
30/3/07
Vistas ante el Tribunal (dos días distintos). Envío de orden judicial al Registro
17-19/4/07
27/11/06
Consejos de Administración de Iberdrola y Scottish Power aprueban la operación
26/02/07
Convocatoria de JGA de Iberdrola y puesta a disposición de informes de administradores y auditores
29/03/07
JGA de Iberdrola y aprobación de la ampliación de capital
9/4/07
Informe de experto sobre Scottish Power (aportación no dineraria)
10/4/07
Registro del Folleto en España
20-23/4/07
Día efectivo
Liquidación de la operación:
Consejo de Iberdrola para ejecutar aumento de capital;
escritura pública e inscripción; y
admisión a cotización nuevas acciones

Nota: Calendario estimativo. sujeto a autorizaciones en la U.E., EE.UU. y al acuerdo con los Tribunales británicos (en relación con el proceso del *Scheme*), entre otras cuestiones

Otras consideraciones


IBERDROLA

Recomendada por el Consejo de ScottishPower

Aceptación del "Scheme": mayoría en número representando un valor del 75%

Sujeto a la aprobación de los accionistas en las JGA de Iberdrola y ScottishPower

Sujeto a otras condiciones habituales, incluyendo aspectos regulatorios

Índice


IBERDROLA

Proforma Pérdidas y Ganancias


IBERDROLA

MM Eur	IBE 2005	IBE+SPW PROFORMA 2005
Ventas	11.738	19.464
EBITDA	3.378	4.861
EBIT	2.262	3.368
Beneficio antes de impuestos	1.958	2.876
Beneficio neto	1.382	2.078

Fuente: Informe anual de Iberdrola Diciembre 2005, Informe anual de ScottishPower Marzo 2006

Tipo de cambio (24 Nov. 2006): 1,4755 Eur/GBP

Estimaciones del mercado


IBERDROLA

De acuerdo a las estimaciones de analistas ...

EBIT CAGR ('05 - '09)

	IBE	IBE + SPW
EBIT CAGR ('05 - '09)	14%	15%

Bº Neto CAGR ('05 - '09)

	IBE	IBE + SPW
Bº Neto CAGR ('05 - '09)	14%	14%

... EBIT y Beneficio Neto del nuevo Grupo siguen creciendo a un fuerte ritmo

Fuente: Datos 2005: Iberdrola sola, Cuentas Anuales diciembre 2005; IBE+SPW Proforma Cuentas Anuales.
Datos 2009: estimaciones de analistas (Lehman Brothers, Merrill Lynch, Citigroup y JP Morgan) IBE dic. 2009 y SPW marzo 2010, en función de disponibilidad

Sinergias

IBERDROLA

Potenciales sinergias recurrentes de OPEX de 130 MM Eur por año y sinergias anuales medias de capex de 44* MM Eur

Sinergias de Costes	• Grupo integrado - Servicios centrales - Servicios compartidos, incluyendo sistemas IT	Costes centrales
	• Sinergias OPEX - Comercial: optimización plantilla y procesos - Generación: optimización plantilla y reducción costes aprovisionamiento gas - Renovables: racionalización oficinas en EE.UU.	Eficiencias operativas
Sinergias de Inversiones	- Renovables: reducción costes turbinas y ahorro por uso de Iberinco en ingeniería y construcción - Distribución y Comercial: optimización inversión	
Sinergias adicionales no cuantificadas	• Eficiencia en generación y procesos • Opción de nueva planta nuclear y entrada en GNL • Reducción de pérdidas de contratos en negocio de comercialización	

* Media para los primeros 5 años

Sinergias de costes operativos


IBERDROLA

Estimados 130 MM Eur anuales ...

Área	Descripción	Ahorro anual estimado (MM Eur)
Centro corporativo	• Mejora de eficiencia por integración	[illegible]
Servicios compartidos	• Integración y optimización de las áreas de IT y compras	[illegible]
Eólico EE.UU.	• Mejora de eficiencia por integración	[illegible]
Generación, Comercialización y otros	• Generación: Mejora de eficiencia en ciclos combinados y aprovisionamientos de carbón y gas • Comercial: Mejora de eficiencia por integración	[illegible]
		[illegible]

... que suponen menos del 5% de la base conjunta de costes

Calendario de implementación de sinergias de costes operativos

IBERDROLA


Sinergias crecientes

MM Eur

	Año 1	Año 2	Año 3
MM Eur	40	90	130

* Valores alcanzados al final de cada año

Sinergias de inversiones


IBERDROLA

192 MM Eur de ahorro en 5 años en Eólico y Generación y 6 MM Eur anuales en ahorro de capex recurrente

Área	Descripción	Ahorro anual estimado (MM Eur)
Eólico Reino Unido / CCGT	• Suministro de turbinas Gamesa a ScottishPower • Uso de Iberinco para construcción de parques eólicos • Optimización de la cartera de CCGTs	58
Eólico EEUU	• Suministro de turbinas Gamesa a ScottishPower • Uso de Iberinco para construcción de parques eólicos	134
Subtotal ahorros no recurrentes (5 años)		192
Distribución y Comercialización (ahorro recurrente)	• Ahorros significativos en compra de materiales de distribución • Mejora de eficiencia en sistema de facturación	6 p.a.



Actualización del valor de los activos


IBERDROLA

Estimación inicial NIIF

7,3 bn Eur	Activos materiales	• Depreciación en 20 años
1,0 bn Eur	Activos intangibles	• Típico valor de concesiones • A depreciar en un período más largo o sin depreciación
5,0 bn Eur	Fondo de comercio	• Sin depreciación • 6,1 bn Eur de acuerdo a la actual legislación fiscal española: se deprecia en 20 años y el ahorro fiscal se reconoce como un impuesto diferido. Se presentará consulta a la DGT. • Impacto positivo en cashflow

Índice


IBERDROLA

Financiación


IBERDROLA

Financiación bancaria

- Crédito sindicado revolving de hasta 7.955 MM GBP (11.738 MM Eur) a 364 días
- Opción de ampliación por 12 meses
- Totalmente suscrito y asegurado a partes iguales por ABN, Barclays y RBS (posterior sindicación después del anuncio)
- Márgenes determinados por ratings*: previsto ≤ 20 p.b.
- A refinanciar en su mayor parte en 2007 una vez que se cierre la transacción

Desglose del importe

	MM GBP
Componente en cash accionistas SPW (incluyendo ADS)**	5.953
Oferta en efectivo bono convertible	735
Cobertura por posible repago deuda SPW	713
Otros	554
	7.955

* Se espera rating A3 de Moody's
** 400p por acción SPW; 1.600p por cada ADS
Tipo de cambio Eur/GBP a cierre de 24 noviembre: 1,4755

Ampliación de capital



IBERDROLA

Las acciones emitidas suponen el 21,4% del nuevo capital

Número de acciones no diluidas de SPW (MM)		Ecuación de canje*		Nuevas acciones de Iberdrola a emitir (MM)
1.488	X	0,1646x	=	245

Acciones actuales de Iberdrola (MM)
902

Capital [illegible]
1.147 m acciones

Acciones emitidas [illegible]
21,4%

Nota: Precio de las acciones de Iberdrola y asumido a cierre de 27 Noviembre: Eur 32,75 & tipo de cambio Eur/GBP 1,4755
* Ecuación de canje ADS: 0,6584 nuevas acciones por cada ADS

Ratios crediticios y política de financiación


IBERDROLA

Mantenimiento de la sólida posición financiera

Ratios

	2005 (IBE)	2005 (SPW)	Rango rating "A"
RCF / Deuda neta	18,4%	31,9%	13-25%
FFO / Deuda neta	12,6%	15,6%	16-30%
Deuda neta / EBITDA	3,7x	2,5%	2,5-4,5x
FFO / Cobertura Intereses Brutos	3,3x	3,6x	3,0-5,5x
Deuda Total / Capital	58,6%	44,0%	40-60%

Política de financiación

- **Minimizar la subordinación estructurada de la nueva compañía**
- **Alta liquidez: 12 meses de necesidades de refinanciación cubiertas por anticipado**

Ratios que permiten tener un rating "single A"

Fuente: Cuentas Anuales IBE (diciembre 2005) y SPW (marzo 2006)

Plan de refinanciación y perfil de vencimientos pre-financiación


IBERDROLA

Objetivo: vencimiento medio de la deuda del Grupo a más de 5 años

Vencimientos* deuda IBE+SPW


6.000
5.000
4.000
3.000
2.000
1.000
0
2007
2008
2009
2010
2011
'12-'17
+2017
Iberdrola - Bonos
ScottishPower - Bonos
Iberdrola - Préstamos
ScottishPower - Préstamos

Plan de refinanciación

- Refinanciación a L.P. una vez que se cierre la transacción
- Alternativa de Obligaciones por hasta 500 MM GBP
- Utilización de los mercados de capitales y deuda bancaria
- En la misma moneda que los cash flows para minimizar riesgo de tipo de cambio
- Principalmente a tipo fijo
- Adecuado perfil de vencimientos para limitar riesgo refinanciación

* Deuda consolidada IBE+SPW pre-adquisición

Dividendos y desinversiones


IBERDROLA

Manteniendo el objetivo de DPA anunciado en el Plan Estratégico '07-'09

Dividendos	*Desinversiones adicionales de activos Iberdrola*
1,50 Eur / acción (1,017 GBP / acción*) en 2009	**Más de 1.000 MM Eur en los 12 meses posteriores al cierre de la transacción**

* Tipo de cambio Eur/GBP asumido a cierre de 24 Noviembre: 1,4755

Índice


IBERDROLA

Conclusión


IBERDROLA

El Plan Estratégico '01-'06 ha permitido una fuerte creación de valor en Iberdrola ...


Cotización en euros
(Base 100= 31-12-1997)
Plan Estratégico
2001-2006
IBE
+175%
SPW
+43%
31/12/1997
30/06/1998
31/12/1998
30/06/1999
31/12/1999
30/06/2000
30/06/2001
31/12/2001
30/06/2002
31/12/2002
30/06/2003
31/12/2003
30/06/2004
31/12/2004
30/06/2005
31/12/2005
30/06/2006

... la integración es una sólida base para seguir creando valor para los accionistas de IBE y SPW

Fuente: Bloomberg en Base 100.

Conclusión

IBERDROLA

La integración cumple con los criterios establecidos en un entorno de escasez de oportunidades ...

Encaje estratégico

- Mayor internacionalización ✓
- Mercados liberalizados, en crecimiento y estables ✓
- Negocio integrado ✓
- Apuesta por renovables ✓
- Obtención de sinergias y ahorros de costes ✓

\+

Creación de valor

- Incremento de BPA y CPA ✓
- Mantenimiento de apalancamiento: Rating sólido ✓
- Mantenimiento de DPA ✓

Conclusión



IBERDROLA

... y refuerza nuestros compromisos

IBERDROLA + ScottishPower



Accionistas de IBE y SPW

- Mayores resultados
- Creación de valor



Clientes

- Incrementando inversiones
- Mejorando calidad de servicio



Sociedad

- Liderando a nivel mundial las energías renovables
- Mayores oportunidades para proveedores
- Inversiones en el territorio
- Inversiones I+D+i



Personas

- Apuesta por la formación y el desarrollo
- Nuevas oportunidades en un entorno internacional

Conclusión

IBERDROLA

Iberdrola + ScottishPower



+ Crecimiento
+ Rentable
+ Global
+ Sólida
+ Equilibrada

Nacimiento de un líder mundial


IBERDROLA

Iberdrola – ScottishPower
Nacimiento de un líder mundial

28 de Noviembre de 2006

IBERDROLA

RECEIVED

IMPORTANT INFORMATION

This communication does not constitute an offer to purchase, sell or exchange or the solicitation of an offer to purchase, sell or exchange any securities or the solicitation of any vote or approval with respect to the proposed acquisition by Iberdrola S.A. of ScottishPower plc (the "Acquisition"), nor shall there be any purchase, sale or exchange of securities or such solicitation in any jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction.

If and when Iberdrola S.A. commences the Acquisition for the ordinary shares of ScottishPower plc and the Acquisition is implemented by way of a scheme of arrangement under the U.K. Companies Act 1985, as amended (the "Scheme"), any securities of Iberdrola S.A. will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), but will be issued in reliance on the exemption provided by Section 3(a)(10) thereof, and ScottishPower plc will furnish the acquisition document to the SEC under cover of a Form 6-K. If and when Iberdrola S.A. determines to commence the Acquisition by way of a takeover offer under The City Code on Takeovers and Mergers of the United Kingdom (the "Offer") rather than the Scheme, Iberdrola S.A. will, to the extent that the shares issued in connection with the proposed Acquisition are required to be registered in the United States, file a registration statement on Form F-4, which will include a prospectus, with the United States Securities and Exchange Commission ("SEC"). **Investors are strongly advised to read the documents that will be made available to them, including the registration statement and prospectus, if and when available, and any other relevant documents made available to them and/or the SEC or other applicable regulatory authorities, as well as any amendments or supplements to those documents, because they will contain important information regarding Iberdrola S.A., ScottishPower plc, the Acquisition and any Offer. ScottishPower shareholders should also read the related solicitation/recommendation statement on Schedule 14D-9 that may be filed with the SEC by ScottishPower relating to the Acquisition.** If and when filed, investors may obtain free copies of the registration statement, the prospectus as well as other relevant documents filed with the SEC, at the SEC's web site at www.sec.gov and will receive information at an appropriate time on how to obtain these transaction-related documents for free from the parties involved or a duly appointed agent.

The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. To the fullest extent permitted by applicable law, the companies involved in the proposed Acquisition disclaim any responsibility or liability for the violation of such restrictions by any person.
The shares to be issued in connection with the proposed Acquisition may not be offered or sold in the United States except pursuant to an effective registration statement under the Securities Act or pursuant to a valid exemption from registration.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking information and statements about ScottishPower plc and Iberdrola S.A. and their combined businesses after completion of the proposed Acquisition. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words "expects," "anticipates," "believes," "intends," "estimates" and similar expressions. Although the managements of ScottishPower plc and Iberdrola S.A. believe that the expectations reflected in such forward-looking statements are reasonable, investors and holders of ScottishPower plc and Iberdrola S.A. shares are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of ScottishPower plc and Iberdrola S.A., that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public documents sent by ScottishPower plc and Iberdrola S.A. to the *Comisión Nacional del Mercado de Valores* and under "Risk Factors" in the annual report on Form 20-F for the year ended March 31, 2006 filed by ScottishPower plc with the SEC on June 30, 2006. Except as required by applicable law, neither ScottishPower plc nor Iberdrola S.A. undertakes any obligation to update any forward-looking information or statements.

The Spanish General Office for Markets and Investors (*Dirección General de Mercados e Inversores*) hereby submits the following reasoned trading suspension proposal to the Chairman of the National Securities Market Commission (*Comisión Nacional del Mercado de Valores*) who, pursuant to the powers authorised by the Board of the Securities Market Commission on 29th June 2006, hereby resolves as follows:

"To provisionally suspend trading in relation to IBERDROLA S.A., with immediate effect and pursuant to Article 33 of the Spanish Securities Market Law (Law 24/1988 of 28 July 1988, *Ley del Mercado de Valores*), in the following markets:

- On the Securities Exchanges and the Spanish Electronic Market (*Sistema de Interconexión Bursátil*): shares and other securities which may give rise to the right to purchase or subscribe for them;
- On MEFF RENTA VARIABLE, S.A.: contracts on the above mentioned shares;
- On AIAF, Mercado de Renta Fija, S.A.: its Fixed Income Issues.

while relevant information regarding the above mentioned entity is publicised."

Madrid, 28th November 2006

The General Manager — The Chairman

Ángel Benito Benito — Manuel Conthe Gutiérrez


IBERDROLA

Translation for information purposes


RECEIVED

Madrid, 30 November 2006

COMISIÓN NACIONAL DEL MERCADO DE VALORES
To the attention of Mr Antonio Mas Sirvent
Director del Área de Mercado
Madrid

Ref.: Relevant fact

Dear Sirs,

We are pleased to communicate to you that IBERDROLA [1], after the announcement of the payment of the interim dividend corresponding to 2006 financial year, is going to offer to its shareholders the Dividend Reinvestment Program (*Programa de Reinversión de Dividendo*), by means of which, the shareholders voluntarily adhering the Program may reinvest the dividend acquiring shares of the Company.

The main goal is still to provide the shareholders with the option of strengthening its interest in Iberdrola in a periodical and systematic way.

We attach hereto the Dividend Reinvestment Program.

We are still at your and the CNMV disposal.

Yours sincerely,

Federico San Sebastián

(1) Legal Notice applicable only to IBERDROLA, S.A.: this announcement does not constitute an offer for the purchase, sale or exchange of shares, nor is it a request for an offer for the purchase, sale or exchange of shares. The shares of Iberdrola, S.A. may not be offered or sold in the USA unless a registration statement is registered in accordance with the Securities Act or unless a registration exception is applicable.



DIVIDEND REINVESTMENT PROG RAM DETAIL

To Article 82 of the Spanish Stock Exchange Act (*Ley del Mercado de Valores*), the terms and conditions of the **Dividend Reinvestment Program (PRD)** to acquire the shares of Iberdrola, S.A. (**Iberdrola** o la **Company**) that the Company shall put in place for the dividend payment that shall take place next 2 January 2.007.

1) Board of Directors resolution regarding the payment of the dividend.

The Board of Directors of the Company, at the meeting held on 10 November 2.006 approved the payment of an interim dividend, against 2006 results, amounting to 0.45 gross euros per share, what represents 405,697,131.45 euros in total.

Likewise, the Ordinary General Shareholders' Meeting of the Company held last 30 March 2.006 resolved to allow the acquisition by the Company of its own shares and the possibility of using those shares to the development of the dividend reinvestment programs.

2) Dividend Reinvestment Program of the Company.

2.1) Investors.

The PRD is addressed to those persons being shareholders of the Company at trade closing on the previous day of the date of the payment of the dividend.

2.2) Amount and price of the reinvestment; number of shares received.

IBERDROLA shall pay in cash to all shareholders the amount corresponding to the 2006 interim dividend, withholding the relevant taxes according to the applicable law on the payment date.

Those shareholders adhering to the PRD may reinvest the amount of the net dividend received in cash by acquiring Company shares with the same political and economical rights as the shares currently dealt.

In any case, the reinvestment must be for the total amount of the net dividend received by the relevant shareholder. Therefore, no partial reinvestment is allowed.

The price of the reinvestment corresponding to each share shall be the simple average of the weighted average changes of the Company's shares (*media simple de los cambios medios ponderados de la acción de la Sociedad*) in the Spanish SIBE corresponding to the five (5) market business days immediately previous to the date of the dividend payment, less the gross amount of the dividend. Sociedad Rectora de la Bolsa de Valores de Bilbao SAU (the managing company of the Bilbao Stock Exchange) shall issue a certificate with the calculation of the average price according to the above mentioned criteria. Said price shall be communicated by IBERDROLA to CNMV on the payment date of the dividend through Relevant Fact, and likewise it shall be available at the Company's web (www.iberdrola.com)

The number of shares each shareholder shall be entitled to acquire shall be the result of dividing the net dividend amount received by each shareholder into the share price (calculated according to the previous paragraph). If the result of said division is not an entire number, it shall be rounded down to the closest entire number. The excess (the decimals) shall increase the in cash amount.

2.3) Steps of the Dividend Reinvestment Program corresponding to the 2 January 2007 interim dividend.



Please find below a description of the main steps of the dividend reinvestment program of the Company:

(i) The depositary entities (*entidades depositarias*) to make available to the shareholders of Iberdrola the reinvestment order form from 4 December 2006 onwards.

(ii) **Reinvestment period.** The shareholders willing to reinvest the net amount received corresponding to dividends shall execute reinvestment orders **from 11 December 2006 until 29 December 2006 closing of trading**–save from those entities having a previous closing hour–.

(iii) Reinvestment revocation orders period: from 11 December 2006 until 29 December 2006 closing of dealing– save from those entities having a previous closing hour–.

(iv) Calculation of the Reinvestment Price term: from 21 December 2006 until 29 December 2006.

(v) Publication of the relevant fact of the Reinvestment Price setting out: 2 January 2007.

(vi) Dividend payment date: 2 January 2007.

(vii) Dealing date: 5 January 2007.

(viii) Settlement of the acquisitions date: 10 January 2007.

2.4) Reinvestment in Iberdrola shares process.

During the reinvestment period, those persons giving evidence of them being a shareholder of Iberdrola may delivery to the entity where they have their shares deposited, a reinvestment order for an amount equal to the net amount of the divided received (gross dividend less the applicable withholding) in order to receive a number of shares to be calculated according to section 2.2 above. The reinvestment orders shall be delivered by the usual ways of each entity (office, telephone, post, Internet, etc.).

The orders delivered by the shareholders shall be final. Therefore, once the dividend amount is paid, the relevant amount shall be frozen in the cash account opened at the entity.

Notwithstanding the above, the orders shall be understood having been revoked (i) if, due to the transfer of all the Iberdrola shares, those persons delivering the reinvestment orders are, on closing dealing of the previous day to the day the dividend is paid, are not an Iberdrola shareholder; (ii) if those persons delivering the reinvestment order have not right to freely dispose the Iberdrola shares dividends obtained; or (iii) if, within the relevant term, the shareholder expressly revokes the order to the entity to which it was delivered. In this last case, no partial revocations would be accepted.

The delivery of reinvestment orders by Iberdrola shareholders shall imply the acceptance of the terms and conditions of the PRD.

2.5) Fees and expenses corresponding to the acquiror.

The settlement fees of Iberclear and the dealing ones of the Stock Markets shall be in all cases paid by IBERDROLA.

IBERDROLA shall not pay any fee or expense that, eventually and if applicable, the depositary entities may charge to their clients for processing the reinvestment orders. Several depositary entities have



communicated to IBERDROLA their intention of not charging any fee to their clients in connection with the reinvestment orders they process.



13 December 2006

The company's CEO today held a meeting with 650 employees in the Bilbao Euskalduna Centre



IGNACIO GALÁN: "THE AMICABLE TRANSACTION BETWEEN IBERDROLA AND SCOTTISHPOWER WILL BE BENEFICIAL FOR THE WORKERS OF BOTH COMPANIES"

- **During the meeting, held for the fifth year running, Galán highlighted the fact that the project "represents a new milestone in the history of IBERDROLA" and "has been made possible thanks to the growth and value created by all of us over the last five years"**

"The integration of ScottishPower in IBERDROLA will basically be beneficial for the workers of both companies", Ignacio Galán, CEO of the company, declared during today's meeting with 650 employees in the Bilbao Euskalduna Centre.

Along these lines, Galán pointed out that, "the resulting group will offer us new opportunities and great possibilities for professional development on all the markets on which we are present, adding a new dimension and boost to training to ensure that the company's growth focuses on the growth of the individuals on which it is based".

During the meeting, which was held for the fifth year running and was followed live over the company's intranet by approximately 1.500 employees, the CEO of IBERDROLA explained that, "belonging to a business group of this size will provide us with a level of stability and occupational safety even higher than the one we have at present, ensuring the continuity of our growth project".

Ignacio Galán also made mention of the fact that the proposed transaction with ScottishPower "represents a new milestone in the more than 100 years of IBERDROLA's history and has been made possible thanks to the growth and value created by all of us over the last five years".

Similarly, the CEO referred to the fact that IBERDROLA has more than fulfilled the objectives it set in its Strategic Plan 2002-2006,

increasing the power installed and the production of electricity by 80%, the energy distributed by 40% and the supply quality in Spain by 30%.

Galán also declared that the integration of ScottishPower in IBERDROLA will enable, among other things, "an increase in the company's size, generating more value for all its shareholders, turning us into a leading enterprise in the energy sector with a more balanced business portfolio at the fore of the wind energy sector on a world scale. It will also provide access to new opportunities for long-term growth".

New Strategic Plan 2007-2009

Ignacio Galán referred to the integration with ScottishPower as part of IBERDROLA's new strategic plan 2007-2009, which was presented on 4 October last and, besides continuing with the company's organic growth, also takes in inorganic growth.

Accordingly, the CEO explained, the transaction, which reinforces the company's commitment to its shareholders, customers, individuals and society in general, complies with all the strategic and financial criteria laid down by IBERDROLA: it is to be carried out in a country whose energy market is deregulated and with an enterprise that integrates generation, distribution and commercialisation activities and the results will have a positive effect on both profits and cash flow to maintain financial soundness.

During the meeting, Galán put forward the guidelines for the Strategic Plan 2007-2009, "a plan by people for people", which continues along the lines of the successful strategy of five years ago. This new plan includes the start-up of a new investment cycle, which is to include the allocation of €9000 million (+20% in comparison with the previous three-year period) as a commitment to the basic energy business both in our country and abroad.

Of the total, 37% will be used for the renewable energy business, while the deregulated and regulated businesses in Spain and the Latin American business will represent approximately 20% each. International investments will be given increasing significance, rising from just over 25% during the 2001-2006 period to almost 40% over the next three years.




IBERDROLA


RECEIVED

Madrid, 21st December, 2006

NATIONAL SECURITIES MARKET COMMISSION

To the Attention of Mr. Antonio Mas Sirvent
Markets Area Director
Madrid

RE: Additional Communications

Dear Sirs,

Further to our communication of 30 November, 2006 with respect to the Dividend Reinvestment Plan, please find enclosed the final version of the Plan Report, in which the only variation with respect to the previous version is the inclusion of Point 3) restricting participation in the Plan to all those shareholders who are U.S. Persons, (as defined in Regulation S of the U.S. Securities Act of 1933).

Yours truly,

Federico San Sebastián



DIVIDEND REINVESTMENT PLAN REPORT

For the purpose of complying with the provisions of article 82 of the Securities Market Act, we hereby notify the terms and conditions of the **Dividend Reinvestment Plan (PRD)** concerning the shares of the company Iberdrola, S.A. (**"Iberdrola"** or the **"Company"**) to be implemented by the Company for the forthcoming dividend payment to be made on 2 January, 2007.

1) Resolution of the Board of Directors with respect to the distribution of the dividend.

At its meeting held on 10 November 2006, the Company Board of Directors passed a resolution to distribute an interim dividend corresponding to the results of financial year 2006 for the amount of 0.45 gross euros, representing a total of 405,697,131.45 euros.

Likewise, the Company's Ordinary General Shareholders Meeting held on 30 March 2006 passed a resolution authorising the acquisition derived from IBERDROLA shares and the option of using such shares for the development of dividend reinvestment plans.

2) Plan for reinvesting the dividend in Company shares.

2.1) Investors group.

The PRD is intended for all those persons who were Iberdrola shareholders at the time of the close of the trading session on the day prior to the date of payment of the dividend.

2.2) Amount and price of the reinvestment; number of shares received.

IBERDROLA will pay all shareholders the amount of the interim dividend corresponding to the Results for the financial year 2006 in cash, withholding the pertinent tax amount in accordance with the application legislation in force on the payment date.

Shareholders opting for the PRD may reinvest the amount of the net interim dividend received in cash in Company shares, with the same voting and economic rights as the shares currently in circulation.

In all cases, the reinvestment will be for the total net dividend received by the shareholder and consequently no partial reinvestments of the dividend may be made.

The reinvestment price of each share will be equal to the simple average of the average weighted exchange rates of the Company share in the continuous market (SIBE) corresponding to the five (5) Stock Exchange business days immediately prior to the dividend payment date, less the gross amount of the dividend. The Governing Entity of the Bilbao Stock Exchange (Sociedad Rectora de la Bolsa de Valores de Bilbao SAU) will issue a certificate indicating the calculation of the average price, based on the established criterion. That price will be notified by IBERDROLA to the CNMV on the day of payment of the dividend, in the form of a Significant Event and it will also be posted in the Company's corporate website (www.iberdrola.com)

The number of shares that each shareholder is entitled to purchase will be the result of dividing the net dividend amount collected as a dividend by that shareholder by the price per share calculated based on the provisions of the preceding paragraph. In the event of the calculation of the number of shares to be purchased by each shareholder based on the above formula should be less than a whole number, the decimal number of shares will be rounded off to the whole number, and the remainder (decimal amount) credited to the cash account.



2.3) Phases of the reinvestment procedure for the interim dividend to be paid on 2 January 2007.

Below is a list of the principal milestones that comprise the procedure for reinvestment of the dividends in Company shares:

(i) Delivery of the reinvestment order form to the Iberdrola shareholders by the depositary entities from 4 December 2006.

(ii) **Reinvestment period.** Shareholders wishing to reinvest the net amount of the dividend collected in Company shares will complete the reinvestment order forms **between 11 December 2006 and 29 December 2006 at the time of the close of the trading session** –with the exception of the participating banks closing before this time–.

(iii) Period for revoking reinvestment orders: from 11 December 2006 to 29 December 2006 at the time of the close of the trading session –except for participating banks closing before this time–.

(iv) Period for calculating the Reinvestment Price: from 21 December 2006 to 29 December 2006.

(v) Publication of the significant event of setting the Reinvestment Price: 2 January 2007.

(vi) Dividend payment date: 2 January 2007.

(vii) Date of the stock exchange transaction: 5 January 2007.

(viii) Date of settlement of the share purchase transaction: 10 January 2007.

2.4) Procedure involved in formalising the reinvestment in Iberdrola shares.

During the dividend reinvestment period, those persons who are able to accredit their status as Iberdrola shareholders may formalise their reinvestment orders with the participating banks in which their shares are deposited for a sum equivalent to the net dividend amount (gross dividend less the legally established withheld amount) received in the form of a dividend for the number of Iberdrola shares to which they are entitled, based on the calculation set forth in paragraph 2.2 above. The reinvestment orders will be formalised through the habitual channels established by each bank (visit to the branch, by telephone, by mail, through the Internet, etc.).

The orders formalised by the shareholders will be firm, in such a way that once the amount of the dividend has been paid, the funds to be used for the reinvestment will be blocked in the cash account opened in the participating bank.

Notwithstanding the above, the orders will be deemed revoked (i) in the event that, as a result of the transfer of all their Iberdrola shares, those persons who have issued the pertinent reinvestment instructions are not Iberdrola shareholders at the time of the close of the trading session on the day prior to payment of the dividend; (ii) in the event that those persons who have issued the pertinent reinvestment instructions are unable to freely dispose of the dividends received on their shares in Iberdrola; or (iii) if, during the period established for the effect, a shareholder were to expressly ask the bank to which the order has been sent to revoke that order. In this case, no partial revocations will be possible.

Subscribing of reinvestment orders by shareholders will mean acceptance of the terms of the PRD.



2.5) Fees and charges for the purchasers.

Fees for settlement through Iberclear and Stock Exchange charges will be paid by IBERDROLA in all cases.

IBERDROLA will not assume payment of any eventual fees or expenses charged by the depositary banks to their customers for processing the reinvestment orders. Several depositary banks have informed IBERDROLA of their decision not to charge their customers any commission for the reinvestment orders processed by them.

3) Shareholders who are unable to participate in the PRD

Shareholders who are "U.S. Persons" (as defined in Regulation S of the U.S. Securities Act of 1933) may not participate in the PRD and consequently may not opt for the cash dividend due on 2 January 2007 to be reinvested by the depositary bank in Iberdrola shares.


IBERDROLA

IMPORTANT INFORMATION

This communication is not a purchase, sale or exchange offer or an offer of purchase, sale or exchange of securities, or a request for any vote or approval whatsoever with respect to the acquisition of ScottishPower plc proposed by Iberdrola S.A. (the "Acquisition"); neither will any purchase, sale or exchange of securities exist, or any such request in any jurisdiction in which that offer, sale or exchange were to be illegal without its prior notification or registration, in accordance with the laws of such a jurisdiction.

In the case that -and if- Iberdrola S.A. commences the Acquisition of the ordinary shares of ScottishPower plc and the Acquisition is implemented through a "scheme of arrangement" pursuant to the British Companies Act (duly modified UK Companies Act 1985), (the "Scheme") the Iberdrola S.A. shares will not be registered in accordance with the US Securities Act (duly modified U.S. Securities Act of 1933, the "Securities Act"), but will be issued taking into account the exemption provided for in Section 3(a)(10) of the same, and ScottishPower plc will furnish the acquisition document to the SEC using Form 6-K. If instead of through the "scheme" Iberdrola S.A. should decide to make the Acquisition through a takeover offer pursuant to British stock exchange law (The City Code on Takeovers and Mergers of the United Kingdom"), (the "Offer"), insofar as the shares issued in relation into the Acquisition require to be notified to the United States, Iberdrola S.A. will proceed to deposit with the US securities market commission ("United States Securities and Exchange Commission", "SEC") a registration statement using Form F-4, which will include a prospectus. **Investors are advised to read the documents provided to them carefully, including the registration statement and the prospectus when these become available, as well as any other relevant document made available to them or that of the SEC or any other competent regulatory authorities, and any modification or supplement to those documents, since they contain important information on Iberdrola S.A., ScottishPower plc, the Acquisition and all offers. The shareholders of ScottishPower plc should also read the registration statement / related recommendation foreseen in appendix 14D-9, which might be notified to the SEC by ScottishPower plc, in relation to the Acquisition.** In the event that this notification is made, investors may obtain a free copy of the registration statement, the prospectus and all other relevant documents notified to the SEC, in the website of the SEC (www.sec.gov) and they will receive precise information on how to obtain these documents related to the transaction free of charge through the affected parties or through an agent designated for that purpose.

In some countries, the distribution of this communication may be limited or restricted by the applicable legislation. As a result, all persons in possession of this communication must find out about these restrictions and respect them. The companies participating in the Acquisition assume no liability (as far as this is possible under the current legislation), for any infringement of such restrictions by any person.

The shares to be issued in relation with the Acquisition may not be offered for sale or sold in the United States, unless this is done through an effective registration statement from among those foreseen in the Securities Act or based on any valid exemption from the duty of registration.

SCHEDULE I

ANNUAL CORPORATE GOVERNANCE REPORT

LISTED COMPANIES

DATA IDENTIFYING ISSUER

FISCAL YEAR 2005

TAX ID CODE: A-48010615

Registered name:

IBERDROLA, S.A.

Registered office:

CARDENAL GARDOQUI 8
BILBAO
BISCAY
48008
SPAIN

SPECIMEN ANNUAL CORPORATE GOVERNANCE REPORT ON LISTED COMPANIES

For a better understanding of this specimen report and completion hereof, it is necessary to read the instructions on how to complete it included at the end of this report.

A OWNERSHIP STRUCTURE OF THE COMPANY

A.1. Complete the following table about the share capital of the company:

Date of last change	Share capital (€)	Number of shares
04-24-1999	2,704,647,543.00	901,549,181

If there are different classes of shares, please specify in the table below:

Class	Number of shares	Nominal value per share

A.2. Breakdown of direct and indirect holders of significant shareholdings in the company as of the end of the fiscal year, excluding directors:

Individual or corporate name of shareholder	Number of direct shares	Number of indirect shares (*)	Total % of share capital
BILBAO BIZKAIA KUTXA (BBK)	67,631,963	0	7.502
BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (BBVA)	48,819,212	32,982	5.419
CAJA DE AHORROS DE SALAMANCA Y SORIA (CAJA DUERO)	9,020,000	0	1.001
CAJA ESPAÑA DE INVERSIONES, CAJA DE AHORROS Y MONTE DE PIEDAD	0	5,997,774	0.665
CAJA DE AHORROS MUNICIPAL DE BURGOS	3,265,000	0	0.362
CAJA DE AHORROS Y MONTE DE PIEDAD DE SEGOVIA	1,562,462	0	0.173
CAJA DE AHORROS Y MONTE DE PIEDAD DEL CIRCULO CATOLICO DE OBREROS DE BURGOS	1,373,049	0	0.152
CAJA DE AHORROS Y MONTE DE PIEDAD DE AVILA (SEE SECTION G)	1,074,417	0	0.119

(*) Through:

Individual or corporate name of direct shareholder	Number of direct shares	% of share capital
BANCO INDUSTRIAL DE BILBAO, S.A.	30,000	0.003
BBVA SEGUROS, S.A.	2,982	0.000
INVERGESTIÓN, SOCIEDAD DE INVERSIONES Y GESTIÓN, S.A.	5,997,774	0.665
Total:	**6,030,756**	

Indicate the most significant changes in the shareholding structure that have occurred during the fiscal year:

Individual or corporate name of shareholder	Date of transaction	Description of transaction

A.3. Complete the following tables about members of the Board of Directors of the Company who hold shares of the Company:

Individual or corporate name of director	Date of first appointment	Date of last appointment	Number of direct shares	Number of indirect shares (*)	Total % of share capital
Mr. IÑIGO DE ORIOL E YBARRA	04-30-1975	06-16-2001	229,259	499,142	0.081
Mr. JOSÉ IGNACIO SÁNCHEZ GALÁN	05-21-2001	03-18-2005	31,562	122,374	0.017
Mr.JOSÉ ANTONIO GARRIDO MARTÍNEZ	07-21-1988	06-16-2001	45,205	0	0.005
Mr. JAVIER HERRERO SORRIQUETA	05-25-1996	06-16-2001	42,605	0	0.005
Mr. VÍCTOR DE URRUTIA VALLEJO	02-17-1978	03-18-2005	525,000	649,500	0.130
Mr. JOSÉ ORBEGOZO ARROYO	02-17-1978	06-16-2001	23,666	376,334	0.044
Mr. CÉSAR DE LA MORA Y ARMADA	11-25-1981	06-16-2001	5,674	37,944	0.005
Mr. IGNACIO DE PINEDO CABEZUDO	01-31-1990	06-16-2001	84,750	2,500	0.010
Mr. LUCAS MARÍA DE ORIOL LÓPEZ-MONTENEGRO	01-31-1990	06-16-2001	10,000	162,403	0.019
Mr. ANTONIO DE GARAY MORENÉS	04-25-1990	06-16-2001	27,344	24,000	0.006
Mr. RICARDO ÁLVAREZ ISASI	10-18-1990	03-18-2005	45,000	990,742	0.115
Mr. ANTONIO MARÍA DE ORIOL Y DÍAZ-BUSTAMANTE	10-18-1990	06-16-2001	10,500	0	0.001
Mr. MARIANO DE YBARRA Y ZUBIRÍA	10-18-1990	06-16-2001	34,001	0	0.004
Mr. JOSÉ IGNACIO BERROETA ECHEVARRÍA	05-10-1993	03-18-2005	252	24,700	0.003
Mr. JUAN LUIS ARREGUI CIÁRSOLO	05-23-1995	03-18-2005	200	11,205,824	1.243
Mr. JULIO DE MIGUEL AYNAT	10-29-2003	03-18-2005	44,521	0	0.005
Mr. SEBASTIÁN BATTANER ARIAS	05-26-2004	03-18-2005	10,000	0	0.001
Mr. XABIER DE IRALA ESTÉVEZ	04-20-2005	04-20-2005	19,815	0	0.002
Mr. JESÚS MARÍA CADENATO MATÍA (SEE SECTION G)	04-20-2005	04-20-2005	1,000	0	0.000

(*) Through:

Individual or corporate name of direct shareholder	Number of direct shares
SANTA OLIMPIA, S.L.	499,142
NAMPALANCAR CONSULTORES, S.L.	122,374
ASÚA DE INVERSIONES, S.L.	414,500
LIMA, S.A.	66,000
ROLAR DE INVERSIONES, S.L.	120,000
Mr. JOSÉ JUAN DE URRUTIA YBARRA	20,000
Mr. JUAN DE URRUTIA YBARRA	16,000
Ms. MARÍA DE URRUTIA YBARRA	13,000

ORBEMAN, S.A.	372,000
Ms. MARÍA ELENA GUZMÁN URIBE	4,334
Mr. ALVARO DE LA MORA PIÑEYRO	7,500
Mr. CESAR DE LA MORA PIÑEYRO	7,500
Mr. JUAN DE LA MORA PIÑEYRO	7,500
Mr. LORENZO DE LA MORA PIÑEYRO	7,500
Ms. SILVIA DE LA MORA PIÑEYRO	7,500
Ms. SILVIA PIÑEYRO Y ESCRIVÁ DE ROMANÍ	444
Ms. MARIA VICTORIA QUEIPO DE LLANO GARCÍA	2,500
GUIEJA 2.000, S.L.	162,403
Ms. TERESA ARITIO ARMADA	24,000
DOPISA ALTERRA, S.L.	131,000
FUNDACIÓN VICENTE DE MENDIETA	71,742
FUNDACIÓN VÍCTOR TAPIA-DOLORES SÁINZ	630,000
Ms. PILAR BASTERRA ARTAJO	158,000
Ms. MARIA JOSEFA AURRECOECHEA ZUBIAUR	8,700
IGOPER, S.L.	16,000
RETOS OPERATIVOS XXI, S.L.	4,898,752
TORNEADOS NUMÉRICOS, S.A.	6,307,072
Total:	**14,095,463**

Total % of share capital controlled by the Board of Directors	1,696

Complete the following tables about members of the Company's Board of Directors who hold rights to shares of the Company:

Individual or corporate name of Director	Number of direct option rights	Number of indirect option rights	Number of share equivalents	Total % of share capital

A.4. Describe, if applicable, the family, commercial, contractual or corporate relationships between significant shareholders, to the extent known to the Company, unless they are immaterial or result from the ordinary course of business:

Related individual or corporate names	Type of relationship	Brief description
BEAZ, S.A.	Corporate	BBK AND BBVA BOTH HOLD INTERESTS IN THIS COMPANY, WITH STAKES OF 1.63% EACH.
SEED CAPITAL DE BIZKAIA, S.G.E.C.R., S.A.	Corporate	BBK AND BBVA BOTH HOLD INTERESTS IN THIS COMPANY, WITH STAKES OF 10% AND 5%, RESPECTIVELY.
OPERADOR DEL MERCADO IBÉRICO DE ENERGÍA- POLO ESPAÑOL, S.A. (OMEL)	Corporate	BBK AND BBVA BOTH HOLD INTERESTS IN THIS COMPANY, WITH STAKES OF 2.70% AND 5%, RESPECTIVELY.
IBERDROLA SERVICIOS FINANCIEROS, S.A.	Corporate	BBVA -INDIRECTLY- AND BBK BOTH HOLD INTERESTS IN THIS COMPANY, WITH STAKES OF 84% AND 15%, RESPECTIVELY.

A.5. Describe, if applicable, the commercial, contractual or corporate relationships between significant shareholders and the Company, unless they are immaterial or result from the ordinary course of business:

Related individual or corporate names	Type of relationship	Brief description
BEAZ, S.A.	Corporate	IBERDROLA, BBVA AND BBK HOLD INTERESTS IN THIS COMPANY, WITH STAKES OF 3.26%, 1.63% AND 1.63%, RESPECTIVELY.

CORPORACIÓN IBV PARTICIPACIONES EMPRESARIALES, S.A.	Corporate	IBERDROLA SHARES OWNERSHIP WITH BBVA (50% EACH) OF CORPORACIÓN IBV PARTICIPACIONES EMPRESARIALES, S.A., WHICH OWNS 100% OF CORPORACIÓN IBV SERVICIOS Y TECNOLOGÍAS, S.A. WHICH IN TURN HOLDS THE INDUSTRIAL PORTFOLIO MANAGED JOINTLY BY BOTH. ITS PRINCIPAL INTERESTS INCLUDE 25.78% IN THE SHARE CAPITAL OF GAMESA CORPORACIÓN TECNOLÓGICA, S.A., A LISTED COMPANY.
EUSKALTEL, S.A.	Corporate	IBERDROLA AND BBK BOTH HOLD INTERESTS IN THIS COMPANY, WITH STAKES OF 11.14% AND 33.13%, RESPECTIVELY.
SEED CAPITAL DE BIZKAIA, S.G.E.C.R., S.A.	Corporate	IBERDROLA, BBVA AND BBK HOLD INTERESTS IN THIS COMPANY, WITH STAKES OF 5%, 5% AND 10%, RESPECTIVELY.
URAGUA, S.A. UNDERGOING LIQUIDATION (SEE SECTION G)	Corporate	IBERDROLA AND BBK BOTH HOLD INDIRECT INTERESTS IN THIS COMPANY (ORGANIZED UNDER THE LAWS OF URUGUAY AND UNDERGOING LIQUIDATION), WITH STAKES OF 41% AND 23%, RESPECTIVELY.
OPERADOR DEL MERCADO IBÉRICO DE ENERGÍA-POLO ESPAÑOL, S.A. (OMEL)	Corporate	IBERDROLA, BBVA AND BBK HOLD INTERESTS IN THIS COMPANY, WITH STAKES OF 5.143%, 5% AND 2.70%, RESPECTIVELY.
IBERDROLA SERVICIOS FINANCIEROS, S.A.	Corporate	IBERDROLA, BBVA -INDIRECTLY- AND BBK HOLD INTERESTS IN THIS COMPANY, WITH STAKES OF 1%, 84% AND 15%, RESPECTIVELY.

A.6. Indicate any paracorporate (shareholders') agreements that have been reported to the company:

Parties to the paracorporate agreement	% of share capital affected	Brief description of the agreement

Indicate any concerted actions among company shareholders of which your company is aware:

Parties to the concerted action	% of share capital affected	Brief description of the concerted action

Expressly indicate whether any of such agreements, arrangements or concerted actions have been terminated or modified during the year.

THE COMPANY IS NOT AWARE OF THE EXISTENCE OF ANY AGREEMENTS, ARRANGEMENTS OR CONCERTED ACTIONS AMONG SHAREHOLDERS.

A.7. Indicate whether there is any individual or legal entity that exercises or may exercise control over the Company pursuant to Section 4 of the Securities Market Law:

Individual or corporate name

Comments
THE COMPANY IS NOT AWARE OF ANY INDIVIDUAL OR LEGAL ENTITY THAT EXERCISES OR MAY EXERCISE CONTROL OVER IT PURSUANT TO SECTION 4 OF THE SECURITIES MARKET LAW.

A.8. Complete the following tables about the Company's treasury stock:

As of year end:

Number of direct shares	Number of indirect shares (*)	Total % of share capital
7,378,392	0	0.818

(*) Through:

Individual or corporate name of direct shareholder	Number of direct shares
Total:	

Describe any significant changes, pursuant to the provisions of Royal Decree 377/1991, that have occurred during the fiscal year:

Date	Number of direct shares	Number of indirect shares	Total % of share capital
02-17-2005	13,167,771	0	1.461
10-26-2005	5,094,852	0	0.565

Gain (loss) on treasury stock transactions (in thousands of Euros)	2,479

A.9. Describe the term(s) and condition(s) of the authorization(s) given by the shareholders acting at the General Shareholders' Meetings to the Board of Directors in order to acquire or transfer the Company's own stock described in A.8.

The treasury stock transactions conducted in FY 2005 were made under the authority granted by the shareholders acting at the General Shareholders' Meetings held on April 3, 2004 and March 18, 2005, according to the following terms and conditions:

"The Board of Directors is expressly authorized to make a derivative acquisition of IBERDROLA's own stock, with the power to delegate this authority to the Executive Committee pursuant to Section 75 of the current Consolidated Text of the Companies Law, subject to the following terms and conditions:

a) Purchases may be made directly by IBERDROLA, S.A. or indirectly through any of its controlled companies.
b) Purchases shall be made by means of a purchase and sale agreement, a swap arrangement or any other transaction whatsoever permitted by law.
c) Purchases may be made at any time, up to the maximum sum permitted by law.
d) Purchases may not be made at a higher price than that quoted on the Stock Exchange.
e) The authorization is granted for a period not exceeding 18 months.

In addition, for the purposes provided for in the second paragraph of Section 75.1 of the Companies Law, the shareholders acting at the General Shareholders' Meeting expressly authorize the purchase of shares in the Company by any of its controlled companies subject to the same terms of the resolution described above.

It is expressly put on record that the shares purchased under this authorization may be sold, retired or applied to the compensation systems contemplated in the third paragraph of Section 75.1 of the Companies Law."

A.10. Indicate, if applicable, any legal or by-law restrictions on the exercise of voting rights, and any legal restrictions on the acquisition or transfer of interests in share capital:

1. RESTRICTIONS ON THE EXERCISE OF VOTING RIGHTS:

1.1 BY-LAW RESTRICTIONS:

Article 29.3: "No shareholder may cast a number of votes greater than those corresponding to shares representing ten (10%) percent of share capital, even if the number of shares held exceeds such percentage of capital. This limitation does not affect votes corresponding to shares with respect to which a shareholder is holding a proxy as a result of the provisions of Article Twenty-Three of these By-Laws, although, with respect to the number of votes corresponding to the shares of each shareholder represented by proxy, the limitation set forth above shall apply."

Article 29.4: "The limitation set forth in the foregoing paragraph shall also apply to the maximum number of votes that may be collectively or individually cast by two or more shareholders which are entities or companies belonging to the same group. Such limitation shall also apply to the number of votes that may be cast collectively or individually by an individual and the shareholder entity, entities or companies controlled by such individual. A group shall be deemed to exist under the circumstances set forth in Section Four of the Securities Market Law, and an individual shall be deemed to control one or more entities or companies, under the circumstances of control set forth in such Section Four."

Article 30.1: "Shareholders participating in a merger or split-off with the company or who are called to subscribe to an increase in capital with the exclusion of pre-emptive rights or to acquire by overall assignment all of the Company's assets, may not exercise their voting rights for the approval of such resolutions by the shareholders acting at the General Shareholders´ Meeting."

Article 30.2: "The provisions of the foregoing paragraph shall also be applicable when the resolutions affect, (i) in the case of an individual shareholder, the entities or companies controlled by such individual, and (ii) in the case of shareholders which are legal entities, the entities or companies belonging to its group (in the sense indicated in paragraph four of Article Twenty-Nine), even when these latter companies or entities are not shareholders."

Article 54: "The limitation on the maximum number of votes that may be cast by a single shareholder contained in Article Twenty-Nine (paragraphs three to five) and the voting prohibition of Article Thirty which is imposed upon shareholders affected by conflicts of interest, shall have no effect upon the occurrence of the following circumstances:

(a) when the Company is the target of a public tender offer aimed at the share capital as a whole; and

(b) when, as a result of the public tender offer, an individual or a legal entity, or several of them acting jointly, acquire an interest equal to two-thirds of the voting capital of the Company; provided the full consideration thereof consists only of cash; or, alternatively,

(c) when, as a result of the public tender offer, an individual or a legal person, or several of them acting jointly, acquire an interest equal to three-quarters of the voting capital of the Company, provided that the consideration thereof consists, in whole or in part, of securities, without giving the recipient an alternative right to receive such consideration wholly in cash."

1.2 LEGAL RESTRICTIONS:

Section 34 of Royal Decree-Law 6/2000, of June 23, on Urgent Measures to Intensify Competition in the Goods and Services Markets, as amended by Law 14/2000, of December 29 and by Royal Decree-Law 5/2005, of March 11, provides that individuals or legal entities that have a direct or indirect interest in the share capital or voting rights of two or more companies that qualify as a Principal Operator in the same market or industry among those specified in the aforementioned provision (including electric power generation and supply and natural gas production and supply), in a proportion equal to or greater than 3 percent, may not exercise the voting rights corresponding to the excess with respect to such percentage in more than one entity. The same rule applies in the event that a company that qualifies as Principal Operator holds an interest in the capital or voting rights of another Principal Operator in the same economic industry.

However, and in either of both cases, the competent entity regulating the industry (i.e., the National Energy Commission in the case of energy markets) may grant an authorization allowing for the free exercise of voting rights in excess of the above-mentioned percentage.

Along these lines, it should be noted that the Official Gazette (*Boletín Oficial del Estado*) of February 18, 2005 has published the Resolution of the National Energy Commission, pursuant to which the lists of Principal Operators in the Energy Industries is established and made public for purposes of the provisions of Section 34 of Royal Decree-Law 6/2000, of June 23. Identified therein as Principal Operators in the Electricity Industry are: Grupo Endesa, Grupo Iberdrola, Grupo Unión Fenosa, Grupo Hidrocantábrico and Grupo Red Eléctrica. With respect to the Gaseous Hydrocarbon Industry, the Principal Operators are identified as: Grupo Repsol-Gas Natural, Grupo Enagas, Grupo Hidrocantábrico, Grupo Iberdrola and Grupo BP.

In addition, pursuant to Additional Provision No. 27 of Law 55/1999, of December 29, on Tax, Administrative and Social Order Measures (as amended by Law 62/2003, of December 30, on Tax, Administrative and Social Order Measures), public-sector entities or persons and entities of any nature which are controlled or in which a majority interest is held by public-sector entities or Agencies, regardless of the corporate structure adopted, that directly or indirectly acquire the control of or significant interests in government companies that engage in activities in the energy markets shall notify the *Secretaría de Estado de Energía, Desarrollo Industrial y PYMES* (Department of Energy, Industrial Development and SMEs) of any takeover or acquisition made, thus triggering an administrative proceeding for the purpose of determining whether or not to recognize the exercise of the related voting rights or to impose certain conditions on the exercise thereof.

In any event, from the date of takeover or acquisition of significant interests in public-sector companies that engage in business in the power markets, and so long as the Council of Ministers has not stated its decision by means of an express resolution or tacitly by lapse of time, if it does not issue a resolution within a period of two months, the entities or persons referred to in the preceding paragraph may not exercise the voting rights corresponding to the equity interests therein indicated.

Failure to issue a resolution in the proceedings within the aforementioned two-month period shall mean permitting the exercise of the corresponding voting rights.

2. LEGAL OR BY-LAW RESTRICTIONS ON THE ACQUISITION OR TRANSFER OF INTERESTS IN SHARE CAPITAL:

There are no limitations, whether legal or arising from the By-laws, on the free transferability of interests in the company's share capital.

B STRUCTURE OF THE COMPANY'S MANAGEMENT

B.1. Board of Directors

B.1.1. Describe the maximum and minimum number of Directors set forth in the By-laws:

Maximum number of directors	21
Minimum number of directors	9

B.1.2. Complete the following table identifying the members of the Board of Directors:

Individual or corporate name	Representative	Position	Date of first appointment	Date of last appointment	Election procedure
Mr. IÑIGO DE ORIOL E YBARRA (SEE SECTION G)		CHAIRMAN	04-30-1975	06-16-2001	GENERAL SHAREHOLDERS' MEETING
Mr. JOSÉ IGNACIO SÁNCHEZ GALÁN		VICE CHAIRMAN & CEO	05-21-2001	03-18-2005	GENERAL SHAREHOLDERS' MEETING
Mr. JOSÉ ANTONIO GARRIDO MARTÍNEZ		VICE CHAIRMAN	07-21-1988	06-16-2001	GENERAL SHAREHOLDERS' MEETING
Mr. JAVIER HERRERO SORRIQUETA		VICE CHAIRMAN	05-25-1996	06-16-2001	GENERAL SHAREHOLDERS' MEETING
Mr. VICTOR DE URRUTIA VALLEJO		DIRECTOR	02-17-1978	03-18-2005	GENERAL SHAREHOLDERS' MEETING
Mr. JOSÉ ORBEGOZO ARROYO		DIRECTOR	02-17-1978	06-16-2001	GENERAL SHAREHOLDERS' MEETING
Mr. CESAR DE LA MORA Y ARMADA		DIRECTOR	11-25-1981	06-16-2001	GENERAL SHAREHOLDERS' MEETING
Mr. IGNACIO DE PINEDO CABEZUDO		DIRECTOR	01-31-1990	06-16-2001	GENERAL SHAREHOLDERS' MEETING
Mr. LUCAS MARÍA DE ORIOL LÓPEZ-MONTENEGRO		DIRECTOR	01-31-1990	06-16-2001	GENERAL SHAREHOLDERS' MEETING
Mr. ANTONIO DE GARAY MORENÉS		DIRECTOR	04-25-1990	06-16-2001	GENERAL SHAREHOLDERS' MEETING
Mr. RICARDO ÁLVAREZ ISASI		DIRECTOR	10-18-1990	03-18-2005	GENERAL SHAREHOLDERS' MEETING
Mr. ANTONIO MARÍA DE ORIOL Y DÍAZ-BUSTAMANTE		DIRECTOR	10-18-1990	06-16-2001	GENERAL SHAREHOLDERS' MEETING
Mr. MARIANO DE YBARRA Y ZUBIRÍA		DIRECTOR	10-18-1990	06-16-2001	GENERAL SHAREHOLDERS' MEETING

Mr. JOSÉ IGNACIO BERROETA ECHEVARRÍA		DIRECTOR	05-10-1993	03-18-2005	GENERAL SHAREHOLDERS' MEETING
Mr. JUAN LUIS ARREGUI CIÁRSOLO		DIRECTOR	05-23-1995	03-18-2005	GENERAL SHAREHOLDERS' MEETING
Mr. JULIO DE MIGUEL AYNAT		DIRECTOR	10-29-2003	03-18-2005	GENERAL SHAREHOLDERS' MEETING
Mr. SEBASTIÁN BATTANER ARIAS		DIRECTOR	05-26-2004	03-18-2005	GENERAL SHAREHOLDERS' MEETING
Mr. XABIER DE IRALA ESTÉVEZ		DIRECTOR	04-20-2005	04-20-2005	INTERIM APPOINTMENT
Mr. JESÚS MARÍA CADENATO MATÍA		DIRECTOR	04-20-2005	04-20-2005	INTERIM APPOINTMENT

Total number of Directors	19

Indicate vacancies on the Board of Directors during the period:

Individual or corporate name of director	Date of vacancy
Mr. JAVIER ARESTI Y VICTORIA DE LECEA	04-20-2005
Mr. JOSÉ LUIS ANTOÑANZAS PÉREZ-EGEA	04-20-2005
Mr. JOSÉ SANTIAGO MAYNER OYARBIDE	04-20-2005
Mr. JOSÉ ANTONIO FERNÁNDEZ RIVERO	04-20-2005

B.1.3. Complete the following table about the members of the Board and each member's status:

EXECUTIVE DIRECTORS

Individual or corporate name of director	Committee that has proposed nomination of the director	Position within the Company's structure
Mr. IÑIGO DE ORIOL E YBARRA	EXECUTIVE COMMITTEE	CHAIRMAN
Mr. JOSÉ IGNACIO SÁNCHEZ GALÁN	NOMINATING AND COMPENSATION COMMITTEE	VICE CHAIRMAN & CEO

EXTERNAL PROPRIETARY DIRECTORS

Individual or corporate name of director	Committee that has proposed nomination of the director	Individual or corporate name of the significant shareholder represented by the director or that has proposed the nomination of the director
Mr. SEBASTIÁN BATTANER ARIAS (SEE SECTION G)	NOMINATING AND COMPENSATION COMMITTEE	SAVINGS ASSOCIATIONS ASSOCIATED WITHIN THE FEDERACIÓN DE CAJAS DE AHORRO DE CASTILLA Y LEÓN
Mr. XABIER DE IRALA ESTÉVEZ	NOMINATING AND COMPENSATION COMMITTEE	BILBAO BIZKAIA KUTXA (BBK)
Mr. JESÚS MARÍA CADENATO MATÍA	NOMINATING AND COMPENSATION COMMITTEE	BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (BBVA)

EXTERNAL INDEPENDENT DIRECTORS

Individual or corporate name of director	Committee that has proposed nomination of the director	Profile
Mr. VÍCTOR DE URRUTIA VALLEJO	EXECUTIVE COMMITTEE	MADRID, 1942. DOCTORATE IN ECONOMICS FROM UNIVERSIDAD COMPLUTENSE DE MADRID AND DEGREE IN LAW. HE IS CHAIRMAN OF COMPAÑÍA CASTELLANA DE BEBIDAS GASEOSAS, S.A. (CASBEGA) AND OF COMPAÑÍA VINÍCOLA DEL NORTE DE ESPAÑA, S.A., AS WELL AS DIRECTOR OF BARCLAYS BANK, S.A., VOCENTO, S.A., DIARIO EL CORREO, S.A. AND NORTE DE CASTILLA, S.A. HE HAS SERVED AS CHAIRMAN OF BEGANO, S.A., VICE CHAIRMAN OF IBERDROLA, S.A., AS WELL AS DIRECTOR OF CORPORACIÓN IBV, OF IBM ESPAÑA AND OF BRIDGESTONE FIRESTONE HISPANIA, S.A.
Mr. JOSÉ ORBEGOZO ARROYO	EXECUTIVE COMMITTEE	GETXO, BISCAY, 1939. DOCTORATE IN INDUSTRIAL ENGINEERING FROM THE ESCUELA TÉCNICA SUPERIOR DE INGENIEROS INDUSTRIALES DE MADRID. HE IS A TRUSTEE OF FUNDACIÓN IBERDROLA. HE HAS HELD MANAGEMENT POSITIONS IN A NUMBER OF COMPANIES AND HAS BEEN GENERAL DIRECTOR OF WORSA AS WELL AS VICE CHAIRMAN & CEO OF VAZMAN AND MEDEX, S.A. IN ADDITION, HE HAS BEEN A MEMBER OF THE BOARD OF DIRECTORS OF NAVIERA GALEA, S.A., INDUMETAL, S.A., CORPORACIÓN IBV AND OTHER CONSTRUCTION, METAL, NAVAL AND FOOD COMPANIES.

Mr. CÉSAR DE LA MORA Y ARMADA	EXECUTIVE COMMITTEE	MADRID, 1946. DEGREE IN LAW AND DEGREE IN BUSINESS ADMINISTRATION FROM ICADE E.3. HE HAS SPENT MOST OF HIS PROFESSIONAL CAREER AT BANESTO, ATTAINING THE POSITION OF DIRECTOR OF THE BANK AND OF CORPORACIÓN INDUSTRIAL BANESTO. HE HAS ALSO BEEN EXECUTIVE CHAIRMAN OF FENIX FRANCIA AND UPE FRANCIA; CHAIRMAN OF BANESTO SEGUROS AND AGF COMPAÑÍA DE SEGUROS; VICE CHAIRMAN OF LA UNIÓN Y EL FÉNIX ESPAÑOL, S.A.; AND DIRECTOR OF HIDROELÉCTRICA ESPAÑOLA, S.A., UNIÓN IBEROAMERICANA DE PROMOCIONES INDUSTRIALES Y COMERCIALES, S.A., PETROMED, S.A., GAS MADRID, S.A., NAVIERA DE CASTILLA, NAVIERA MONTAÑESA, S.A., CRINAVIS, CORPORACIÓN IBV AND IBERDROLA DIVERSIFICACIÓN, S.A.
Mr. LUCAS MARÍA DE ORIOL LÓPEZ-MONTENEGRO	EXECUTIVE COMMITTEE	MADRID, 1941. DOCTORATE IN INDUSTRIAL ENGINEERING FROM ESCUELA TÉCNICA-SUPERIOR DE INGENIEROS INDUSTRIALES DE MADRID AND GRADUATE OF THE EXECUTIVE CORPORATE MANAGEMENT PROGRAM AT IESE. HE IS A MEMBER OF THE BOARD OF DIRECTORS OF PATENTES TALGO, S.A. HE HAS SPENT MOST OF HIS PROFESSIONAL CAREER AT PATENTES TALGO, S.A., WHERE HE WAS CHAIRMAN OF THE COMPANY. HE HAS ALSO BEEN MEMBER OF THE BOARD OF DIRECTORS OF VALCA, S.A., VIDRALA, S.A. AND CRISNOVA, S.A.
Mr. ANTONIO DE GARAY MORENÉS	EXECUTIVE COMMITTEE	MADRID, 1949. DEGREE IN BUSINESS ADMINISTRATION FROM UNIVERSIDAD COMPLUTENSE DE MADRID AND GRADUATE OF THE GENERAL MANAGEMENT PROGRAM AT IESE. HE IS THE TREASURER OF HISPANIA NOSTRA. HE HAS SPENT MOST OF HIS PROFESSIONAL CAREER AT BANESTO, WHERE HE HELD A NUMBER OF TOP MANAGEMENT POSITIONS IN THE CORPORATE BANKING, INSTITUTIONAL AND LARGE INTERNATIONAL AND DOMESTIC FINANCING AREAS. HE HAS BEEN DIRECTOR OF UNIÓN IBEROAMERICANA DE PROMOCIONES INDUSTRIALES Y COMERCIALES, S.A. AND OF IBERDROLA DIVERSIFICACIÓN S.A.

Mr. RICARDO ÁLVAREZ ISASI	EXECUTIVE COMMITTEE	BILBAO, 1940. DOCTORATE IN INDUSTRIAL ENGINEERING FROM ESCUELA-TÉCNICA SUPERIOR DE INGENIEROS INDUSTRIALES DE BILBAO. PROFESSOR OF ELECTRICAL ENGINEERING WITH A BROAD ACADEMIC AND RESEARCH BACKGROUND. HE IS A MEMBER OF THE BOARD OF DIRECTORS OF A NUMBER OF COMPANIES AND A MEMBER OF THE BOARD OF TRUSTEES OF A NUMBER OF FOUNDATIONS, SUCH AS FUNDACIÓN IBERDROLA, FUNDACIÓN ESCUELA DE INGENIEROS DE BILBAO AND FUNDACIÓN VÍCTOR TAPIA-DOLORES SÁINZ, OF WHICH HE IS THE CHIEF EXECUTIVE. HE WAS DIRECTOR OF THE DYNA TECHNICAL MAGAZINE AND HAS HELD A NUMBER OF POSITIONS IN ACADEMIC AND RESEARCH INSTITUTIONS, SUCH AS DIRECTOR OF THE ESCUELA DE INGENIEROS DE BILBAO AND MEMBER OF THE STEERING COMMITTEE AND THE SOCIAL BOARD OF THE UNIVERSIDAD DEL PAÍS VASCO. HE HAS BEEN A MEMBER OF THE BOARD OF DIRECTORS OF CADEM (A BASQUE PUBLIC-SECTOR COMPANY), OF ENTE VASCO DE LA ENERGÍA (EVE) AND OF IBERDUERO, S.A., AS WELL AS GENERAL EXECUTIVE SECRETARY OF LABEIN.
Mr. ANTONIO MARÍA DE ORIOL Y DÍAZ-BUSTAMANTE	EXECUTIVE COMMITTEE	MADRID, 1944. AGRONOMY ENGINEER. HE HAS A DEGREE IN BUSINESS ADMINISTRATION FROM ICADE AND HAS GRADUATED FROM THE EXECUTIVE MANAGEMENT PROGRAM AT IESE. HE IS THE SOLE ADMINISTRATOR OF CARMONILLA, S.A., CHAIRMAN OF COPRECA, S.A. AND OF CORPFIN, A VENTURE CAPITAL COMPANY. HE HAS BEEN THE SOLE ADMINISTRATOR OF EXPLOTACIONES FORESTALES, AGRÍCOLAS Y PECUARIAS ALAVESAS, S.A. (EFAPASA), AS WELL AS DIRECTOR OF VILLOSA-GUARDIÁN AND OF VALCA, S.A.
Mr. MARIANO DE YBARRA Y ZUBIRÍA	EXECUTIVE COMMITTEE	GETXO, BISCAY, 1947. HE IS A DIRECTOR OF CORPORACIÓN DE MEDIOS DE EXTREMADURA, S.A. HE HAS HELD A NUMBER OF MANAGEMENT POSITIONS IN COMPANIES SUCH AS MANUFACTURAS INDUSTRIALES, S.A., YBARRA SOROA Y CÍA, LTDA. AND NAVIERA GARCÍA-MIÑAUR, S.A.

Mr. JOSÉ IGNACIO BERROETA ECHEVARRÍA (SEE SECTION G)	EXECUTIVE COMMITTEE	BILBAO, 1939 DEGREE IN ECONOMICS FROM UNIVERSIDAD COMERCIAL DE DEUSTO. HE IS A MEMBER OF THE BOARD OF DIRECTORS OF CONSTRUCCIONES Y AUXILIAR DE FERROCARRILES (CAF), S.A. AND MEMBER OF THE CÍRCULO DE EMPRESARIOS VASCOS AND OF THE CONSEJO DE LA ASOCIACIÓN PARA EL PROGRESO DE LA DIRECCIÓN (APD). HE SPENT MOST OF HIS PROFESSIONAL CAREER AT GENERAL ELÉCTRICA ESPAÑOLA, S.A. AND FABRELEC-WESTINGHOUSE. SUBSEQUENTLY, HE JOINED BANCO DE VIZCAYA, WHERE HE WAS ASSISTANT GENERAL MANAGER, WHICH POSITION HE ALSO HELD AT BANCO BILBAO VIZCAYA (BBV). HE HAS BEEN EXECUTIVE CHAIRMAN OF BILBAO BIZKAIA KUTXA (BBK), VICE CHAIRMAN OF CONFEDERACIÓN ESPAÑOLA DE CAJAS DE AHORRO (CECA) AND DIRECTOR OF OTHER ENTITIES, AS WELL AS MEMBER OF THE BOARD OF TRUSTEES OF VARIOUS FOUNDATIONS, SUCH AS COTEC AND MUSEO GUGGENHEIM BILBAO.
Mr. JUAN LUIS ARREGUI CIÁRSOLO	EXECUTIVE COMMITTEE	MALLAVIA, BISCAY, 1943. TECHNICAL ENGINEER GRADUATED FROM THE ESCUELA DE BILBAO. HOLDS A DEGREE IN NUMERICAL CONTROL FROM WANDSDORF AND A MASTERS' DEGREE IN MICRO-MECHANICAL ENGINEERING FROM BESANÇON. HE IS CHAIRMAN OF VIÑA IZADI, S.A., FORESTA CAPITAL, S.A. AND CORPORACIÓN EÓLICA CESA, S.L., IN THE FOUNDATION OF WHICH COMPANIES HE HAS PARTICIPATED, AS WELL AS DIRECTOR OF GESTORA DE PROYECTOS Y CONTRATOS, S.A., OF GRUPO EMPRESARIAL ENCE, S.A. AND OF GAMESA CORPORACIÓN TECNOLÓGICA, S.A. HE HAS ALSO SERVED AS CHAIRMAN OF GAMESA, OF WHICH HE WAS FOUNDER, AND AS CO-CHAIRMAN OF GRUPO GUASCOR.

Mr. JULIO DE MIGUEL AYNAT	NOMINATING AND COMPENSATION COMMITTEE	VALENCIA, 1944. DEGREE IN LAW FROM UNIVERSIDAD DE VALENCIA. HE IS A MEMBER OF THE BOARD OF DIRECTORS OF METROVACESA, S.A., MEMBER OF THE ADVISORY COMMITTEE OF CIERVAL, OF THE INSTITUTO ESPAÑOL DE ANALISTAS FINANCIEROS AND OF THE BOARD OF TRUSTEES OF FERIA MUESTRARIO INTERNACIONAL DE VALENCIA, AS WELL AS OF A NUMBER OF FOUNDATIONS AND INSTITUTIONS, SUCH AS THE FUNDACIÓN UNIVERSIDAD EMPRESA (ADEIT) AND THE FUNDACIÓN DE ESTUDIOS FINANCIEROS. HE HAS BEEN THE CHAIRMAN OF BANCAJA, BANCO DE VALENCIA AND BANCO DE MURCIA, VICE CHAIRMAN OF THE FEDERACIÓN VALENCIANA DE CAJAS DE AHORROS AND OF AUTOPISTAS DEL MARE NOSTRUM, S.A. (AUMAR), AS WELL AS A MEMBER OF THE BOARD OF DIRECTORS OF THE CONFEDERACIÓN ESPAÑOLA DE CAJAS DE AHORROS (CECA), ABERTIS INFRAESTRUCTURAS, S.A., ENAGAS, S.A., AUREA CONCESIONES DE INFRAESTRUCTURAS, S.A. AND INSTITUTO VALENCIANO DE INVESTIGACIONES ECONÓMICAS (IVIE). IN ADDITION, HE HAS BEEN CHAIRMAN OF FUNDACIÓN BANCAJA AND MEMBER OF THE BOARD OF TRUSTEES OF FUNDACIÓN PREMIOS "REY JAIME I," AMONG OTHER ENTITIES.

OTHER EXTERNAL DIRECTORS

Individual or corporate name of director	Committee that has proposed the nomination of the director
Mr. JOSÉ ANTONIO GARRIDO MARTÍNEZ	EXECUTIVE COMMITTEE
Mr. JAVIER HERRERO SORRIQUETA	EXECUTIVE COMMITTEE
Mr. IGNACIO DE PINEDO CABEZUDO	EXECUTIVE COMMITTEE

Reasons for which they cannot be considered independent or proprietary directors:

The Other External Directors do not represent or have not been nominated by the holders of significant stable interests in the share capital of the Company and, in addition, they have performed executive duties at the Company.

In that respect, as set forth in Article 37.1(b) of the By-laws, External Proprietary Directors are "those non-executive Directors who own, or represent owners of, stable interests in the share capital of the Company."

In addition, Article 37.1(c) of the By-laws sets forth that External Independent Directors are "those non-executive Directors not representing a major shareholder who are appointed based on their personal and professional prestige and their experience and knowledge for the

performance of their duties. Such Directors shall have no substantial direct or indirect connection to the Company."

Moreover, Article 10.2 of the Regulations of the Board of Directors establishes "The following persons may not be appointed as independent Directors if such persons are, or have been during the last two (2) years:

a) Managers of the Company or of any of the companies that are members of the IBERDROLA Group.

b) Directors of any of the companies that are members of the IBERDROLA Group, except if they have acted as independent directors thereof.

c) Recipients of any kind of remuneration or compensation payable by the Company or by any of the companies that are members of the IBERDROLA Group other than such as they may be entitled to collect for serving office as Directors.

d) Significant shareholders or managers of companies to which the Company or any of the companies that are members of the IBERDROLA Group has paid, or from which the Company or any of the companies that are members of the IBERDROLA Group has received, substantial payments."

Indicate the changes, if any, in the type of director during the period:

Individual or corporate name of director	Date of change	Former type	Current type
Mr. JOSÉ IGNACIO BERROETA ECHEVARRÍA (SEE SECTION G)	04-20-2005	EXTERNAL PROPRIETARY DIRECTOR	EXTERNAL INDEPENDENT DIRECTOR

B.1.4. Indicate whether the classification of directors made in the item above is consistent with the distribution set forth in the Regulations of the Board of Directors:

The classification of Directors made in the item above is consistent with the distribution set forth in the Article 10 of the Regulations of the Board of Directors.

B.1.5. Indicate the powers, if any, delegated to the CEO(s):

Individual or corporate name of director	Brief description
Mr. JOSÉ IGNACIO SÁNCHEZ GALÁN	THE VICE CHAIRMAN & CEO, AS AN INDIVIDUAL DECISION-MAKING UNIT, HAS BEEN DELEGATED ALL POWERS THAT MAY BE DELEGATED UNDER THE LAW AND THE BY-LAWS.

B.1.6. Identify the directors who are managers or directors of companies within the listed company's group, if any:

Individual or corporate name of director	Corporate name of entity within the group	Position
Mr. JOSÉ IGNACIO SÁNCHEZ GALÁN	IBERDROLA INMOBILIARIA, S.A. (SEE SECTION G)	CHAIRMAN OF THE BOARD

Mr. JAVIER HERRERO SORRIQUETA	IBERDROLA INMOBILIARIA, S.A.	VICE CHAIRMAN OF THE BOARD
Mr. CÉSAR DE LA MORA Y ARMADA	IBERDROLA INMOBILIARIA, S.A.	DIRECTOR

B.1.7. Identify the directors of your company, if any, who are directors of other companies listed on official stock exchanges in Spain other than those of your Group, that have been reported to your company:

Individual or corporate name of director	Listed company	Position
Mr. VÍCTOR DE URRUTIA VALLEJO	COMPAÑÍA VINICOLA DEL NORTE DE ESPAÑA, S.A.	CHAIRMAN
Mr. JOSÉ IGNACIO BERROETA ECHEVARRÍA	CONSTRUCCIONES Y AUXILIAR DE FERROCARRILES (CAF), S.A.	DIRECTOR
Mr. JUAN LUIS ARREGUI CIÁRSOLO	GAMESA CORPORACIÓN TECNOLÓGICA, S.A.	DIRECTOR
Mr. JUAN LUIS ARREGUI CIÁRSOLO	GRUPO EMPRESARIAL ENCE, S.A.	DIRECTOR
Mr. JULIO DE MIGUEL AYNAT	METROVACESA, S.A.	DIRECTOR

B.1.8. Complete the following tables regarding the aggregate compensation of Directors accrued during the fiscal year:

a) In the Company which is the subject matter of this report:

Compensation item	Data in thousands of Euros
Fixed compensation	2,347
Variable compensation	1,058
Daily fees	839
Token payments	3,741
Share options and/or other financial instruments	0
Other	128
Total:	**8,113**

Other benefits	Data in thousands of Euros
Advances	0
Loans granted	0
Pension funds and plans: Contributions	0
Pension funds and plans: Contracted obligations	0
Life insurance premiums	1,383
Guarantees given by the company for the benefit of directors	1,088

b) On account of membership by the Company's directors on other boards of directors and/or in the top management of Group companies:

Compensation item	Data in thousands of Euros
Fixed compensation	0
Variable compensation	0
Daily fees	91
Token payments	0
Share options and/or other financial instruments	0
Other	0
Total:	**91**

Other benefits	Data in thousands of Euros
Advances	0
Loans granted	0
Pension funds and plans: Contributions	0

Pension funds and plans: Contracted obligations	0
Life insurance premiums	0
Guarantees given by the company for the benefit of directors	0

c) Total compensation by type of director:

Type of director	Per company	Per group
Executive	4,291	61
External Proprietary	654	0
External Independent	2,170	15
Other External	998	15
Total:	**8,113**	**91**

d) As a percentage of the profits attributable to the controlling company:

Total compensation of directors (in thousands of Euros)	8,204
Total compensation of directors / profits attributable to the controlling company (as a %)	0.594

B.1.9. Identify the members of the Company's senior management who are not executive directors and state the total compensation accruing to them during the year:

Individual or corporate name	Position
Mr. FEDERICO SAN SEBASTIÁN FLECHOSO	GENERAL SECRETARY AND SECRETARY OF THE BOARD OF DIRECTORS
Mr. JULIÁN MARTÍNEZ-SIMANCAS SÁNCHEZ	DEPUTY TO VICE CHAIRMAN & CEO
Mr. JOSÉ LUIS SAN PEDRO GUERENABARRENA	ADMINISTRATION, CONTROL AND REGULATION DIRECTOR
Mr. JOSÉ SÁINZ ARMADA	DIRECTOR OF ECONOMY AND FINANCE
Mr. FERNANDO BECKER ZUAZUA	DIRECTOR OF HUMAN RESOURCES AND SERVICES
Mr. JOSÉ LUIS DEL VALLE DOBLADO	DIRECTOR OF STRATEGY AND DEVELOPMENT
Mr. LUIS JAVIER ARANAZ ZUZA	DIRECTOR OF INTERNAL AUDIT
Mr. FRANCISCO MARTÍNEZ CÓRCOLES	DIRECTOR OF POWER GENERATION
Mr. JAVIER VILLALBA SÁNCHEZ	DIRECTOR OF DISTRIBUTION
Mr. SALVADOR FONT ESTRANY	MARKETING DIRECTOR
Mr. PEDRO BARRIUSO OTAOLA	DIRECTOR OF RENEWABLE ENERGIES
Mr. GONZALO PÉREZ FERNÁNDEZ	DIRECTOR FOR LATIN AMERICA
Mr. JOAQUÍM PINA MOURA	DIRECTOR FOR PORTUGAL

Total senior management compensation (in thousands of Euros)	10,365

B.1.10. Identify, on an aggregate basis, if there are indemnity or "golden parachute" provisions for the benefit of senior management, including executive directors, of the Company or its Group in the event of dismissals or changes of control. Indicate whether such agreements must be reported to and/or approved by the decision-making bodies of the Company or its Group:

Number of beneficiaries	15

	Board of Directors	**Shareholders (at the General Shareholders' Meeting)**
Decision-making body approving the clauses	X	

	YES	NO
Is information about these clauses provided to the shareholders at the General Shareholders' Meeting?		X

B.1.11. Describe the process to set the compensation of the members of the Board of Directors and the relevant provisions of the By-laws with regard thereto.

As provided by Article 50 of the By-laws, the compensation of the Board of Directors' members is established such that it does not exceed two (2%) percent of consolidated group profits, which are annually submitted for approval by the shareholders at the General Shareholders' Meeting.

Article 34.2(d) of the By-Laws provides that one of the powers of the Board of Directors is to "set the compensation of the members of the Board of Directors, after a report from the Nominating and Compensation Committee."

In turn, Article 45.2 of the By-laws provides that the Nominating and Compensation Committee has, among other powers, the power to:

"d) Propose to the Board of Directors the system and amount of annual Director compensation."

"f) Report to the Board of Directors regarding the compensation of the Chairman, Chief Executive Officer and senior-level managers, the latter at the proposal of the Chief Executive Officer, if any."

Finally, Article 50 of the By-laws governs the compensation of Directors in the following terms:

"1. The Company shall allocate as an expense an amount equal to up to two (2) percent of consolidated group profits obtained during the fiscal year for the following purposes:

a) To compensate the members of the Board of Directors based on the offices held, and dedication to and attendance of meetings of the corporate decision-making bodies.

b) To endow a fund to meet the obligations of the Company regarding pensions or the payment of Life Insurance premiums in favor of current and former members of the Board of Directors.

The allocation of the maximum limit of two percent shall only occur if profits for the fiscal year are sufficient to cover legal and other mandatory reserves and the issuance to the shareholders of a dividend of at least four percent.

2. Independently of the provisions of the foregoing paragraph, and subject always to the approval of the shareholders at the General Shareholders' Meeting, the compensation of the members of the Board of Directors may also consist of the delivery of shares or options thereto, as well as a payment which takes as its reference the value of the Company's shares.

3. All rights and duties arising from membership on the Board of Directors shall be compatible with all other rights, duties and indemnification to which the Director may be entitled by reason of other employment or professional relationships, if any, that such Director may have with the Company."

B.1.12. Indicate the identity of the members of the Board of Directors, if any, who are also members of the board of directors or managers of companies that hold a significant interest in the listed company and/or in companies within its Group:

Individual or corporate name of director	Individual or corporate name of significant shareholder	Position
Mr. XABIER DE IRALA ESTÉVEZ	BILBAO BIZKAIA KUTXA (BBK)	CHAIRMAN OF THE BOARD
Mr. JESÚS MARÍA CADENATO MATÍA	BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (BBVA)	DIRECTOR OF THE LARGE INDUSTRIAL CORPORATIONS AREA

Describe, if applicable, any significant relationships other than the ones contemplated in the prior item, of the members of the Board of Directors linking them to significant shareholders and/or in companies within its Group:

Individual or corporate name of director	Individual or corporate name of the significant shareholder	Description of relationship
Mr. SEBASTIÁN BATTANER ARIAS	CAJA DE AHORROS DE SALAMANCA Y SORIA (CAJA DUERO)	PROPRIETARY DIRECTOR APPOINTED FOLLOWING A PROPOSAL OF THE SAVINGS ASSOCIATIONS ASSOCIATED IN FEDERACIÓN DE CAJAS DE AHORRO DE CASTILLA Y LEÓN.
Mr. SEBASTIÁN BATTANER ARIAS	CAJA ESPAÑA DE INVERSIONES, CAJA DE AHORROS Y MONTE DE PIEDAD	PROPRIETARY DIRECTOR APPOINTED FOLLOWING A PROPOSAL OF THE SAVINGS ASSOCIATIONS ASSOCIATED IN FEDERACIÓN DE CAJAS DE AHORRO DE CASTILLA Y LEÓN.
Mr. SEBASTIÁN BATTANER ARIAS	CAJA DE AHORROS MUNICIPAL DE BURGOS	PROPRIETARYDIRECTOR APPOINTED FOLLOWING A PROPOSAL OF THE SAVINGS ASSOCIATIONS ASSOCIATED IN FEDERACIÓN DE CAJAS DE AHORRO DE CASTILLA Y LEÓN.
Mr. SEBASTIÁN BATTANER ARIAS	CAJA DE AHORROS Y MONTE DE PIEDAD DE SEGOVIA	PROPRIETARYDIRECTOR APPOINTED FOLLOWING A PROPOSAL OF THE SAVINGS ASSOCIATIONS ASSOCIATED IN FEDERACIÓN DE CAJAS DE AHORRO DE CASTILLA Y LEÓN.
Mr. SEBASTIÁN BATTANER ARIAS	CAJA DE AHORROS Y MONTE DE PIEDAD DEL CIRCULO CATOLICO DE OBREROS DE BURGOS	PROPRIETARYDIRECTOR APPOINTED FOLLOWING A PROPOSAL OF THE SAVINGS ASSOCIATIONS ASSOCIATED IN FEDERACIÓN DE CAJAS DE AHORRO DE CASTILLA Y LEÓN.

Mr. SEBASTIÁN BATTANER ARIAS	CAJA DE AHORROS Y MONTE DE PIEDAD DE AVILA	PROPRIETARYDIRECTOR APPOINTED FOLLOWING A PROPOSAL OF THE SAVINGS ASSOCIATIONS ASSOCIATED IN FEDERACIÓN DE CAJAS DE AHORRO DE CASTILLA Y LEÓN.
Mr. XABIER DE IRALA ESTÉVEZ	BILBAO BIZKAIA KUTXA (BBK)	PROPRIETARYDIRECTOR APPOINTED FOLLOWING A PROPOSAL OF BBK.
Mr. JESÚS MARÍA CADENATO MATÍA	BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (BBVA)	PROPRIETARYDIRECTOR APPOINTED FOLLOWING A PROPOSAL OF BBVA.

B.1.13. Indicate the amendments made during the fiscal year to the Regulations of the Board of Directors, if any.

The Regulations of the Board of Directors were approved by the Board of Directors at the meeting held on February 25, 2004, and no amendments have been made since the date of approval thereof.

B.1.14. Indicate the procedures for the appointment, re-election, evaluation and removal of Directors. List the competent bodies, the procedures to be followed and the criteria applied in each of such procedures.

1. APPOINTMENT AND REMOVAL OF DIRECTORS

Pursuant to the By-Laws, the shareholders at the General Shareholders' Meeting will decide the appointment and removal of Directors (Article 17.1.a).

Vacancies which occur may, in turn, be filled by the Board of Directors on a interim basis until the next General Shareholders' Meeting, whereat the shareholders shall confirm the appointments or elect the persons who should replace Directors which are not ratified, or it shall withdraw the vacant positions (Article 48.3 of the By-Laws).

Finally the Nominating and Compensation Committee shall bring Director designation proposals to the Board of Directors for the appointment thereof and subsequent submission to a decision by the shareholders at the General Shareholders' Meeting, at the request of the Chairman or any other member of the Board of Directors (Article 3.2 of the Regulations of the Nominating and Compensation Committee).

The Board of Directors (and the Nominating and Compensation Committee within its area of authority) shall endeavor to ensure that candidates proposed to the shareholders at the General Shareholders' Meeting for their appointment as directors, and the directors directly appointed by the Board to fill vacancies in the exercise of its power to make interim appointments, will be persons widely recognized for their expertise, competence and experience, and will be particularly rigorous in connection with the selection of those persons who are to hold office as independent Directors (Article 13 of the Regulations of the Board of Directors).

The Nominating and Compensation Committee, at the request of the Board of Directors, will select possible candidates who might be appointed as Directors of the Company, and will present their proposals to the Board of

Directors through the Chairman of such Board of Directors, in accordance with the procedure set forth in Article 14 of the Regulations of such Committee:

- The Committee must verify that all candidates for Director of the Company meet the general requirements provided for by statute, the By-Laws and in the Regulations of the Board of Directors of the Company.

- In the case of candidates for the position of independent Director, the Committee must verify compliance with the specific requirements for this type of Director provided for in the By-Laws and in the Regulations of the Board of Directors, and gather adequate information regarding the personal qualities, experience, knowledge, and effective availability of the candidates.

- The Committee must submit to the Board of Directors a duly-substantiated report containing its proposal for the appointment of Directors for designation thereof by the shareholders at the General Shareholders' Meeting or, if applicable, by the Board of Directors itself in the exercise of its powers to fill vacancies by interim appointment.

The proposals that the Committee submits to the Board of Directors must contain an assessment of the qualities of the various candidates and assign them to one of the four categories of directors contemplated by the By-Laws of the Company.

2. RE-ELECTION OF DIRECTORS

Pursuant to Article 16.1 of the Regulations of the Board of Directors, the proposals for re-election of Directors that the Board of Directors resolve to submit to the decision of the shareholders at the General Shareholders' Meeting will be subject to a formal process of elaboration, which shall include a report issued by the Nominating and Compensation Committee.

Article 15 of the Regulations of the Nominating and Compensation Committee provides that, prior to the end of the term for which a Director has been appointed, the Committee must examine the advisability of their re-election, as well as the continuance, if applicable, on the Committee of the Board of Directors of which such Director is a member.

For the foregoing purposes, the Committee must verify that the Director to be re-elected continues to comply with the requirements referred to above, as well as evaluate the quality of work and dedication to office of the Director in question.

Once the procedure described above has been completed, the Committee must present a well-reasoned report to the Board of Directors with its proposal regarding the re-election of Directors.

3. EVALUATION OF DIRECTORS

Pursuant to Article 27.1 of the Regulations of the Board of Directors, the Board of Directors must evaluate, on an annual basis, its operation and the quality of its work.

Pursuant to the above article, the Board of Directors has conducted a self-evaluation and the following substantial issues were analyzed:

1. Corporate Governance and transparency: Following the extensive amendments to the internal corporate governance rules and regulations carried out during fiscal year 2004, no amendments thereto were made during fiscal year 2005. However, the Board has analyzed the legislative news published during November 2005 in the Companies Law and through the publication of Royal Decree 1333/2005 on market abuse, and has taken actions accordingly in order to make the appropriate changes to the By-laws and the Internal Regulations for Conduct during fiscal year 2006.

In addition, the actions taken by the Board of Directors have complied with the laws and regulations thereunder and conformed to the Company's By-laws and Regulations.

2. Frequency of meetings: The Board of Directors has held periodic meetings at the minimum intervals set forth in Article 27.1 of the Regulations of the Board of Directors. Specifically, 14 meetings were held during fiscal year 2005. For ordinary sessions, the Board itself establishes a schedule at the beginning of the fiscal year in order for the Directors to know beforehand the dates on which the ordinary meetings will be held, without prejudice to notice of such meetings being given again at least three days in advance of the date set therefor, when a formal call to the meeting is issued.

Notwithstanding some justified absences, a large majority of Directors was present at the Board of Directors' meetings during fiscal year 2005. It should be pointed out that no meeting was held without the presence of the Chairman, the Vice Chairman & CEO or the Secretary of the Board of Directors.

The Executive Committee, the Audit and Compliance Committee, and the Nominating and Compensation Committee have held regular meetings to discuss their business, as set forth in this Report under section B.1.23.

3. Proceedings at the Board's meetings: During the meetings, the Directors have given their opinions and have freely stated their position with regard to the various matters discussed on the Board and have actively participated in the decisions and deliberations thereof or, when necessary, they have refrained from participating therein.

4. Information available to the Directors and dedication: All meetings of the Board and meetings of the Committees have been called sufficiently in advance and had their respective Agenda. All Directors have timely received full information of the business transacted and the resolutions adopted at the various meetings, have had the chance to obtain the additional information they have deemed necessary and have devoted to their duties the time and effort required to discharge them effectively.

5. Duties of the Chairman and of the Secretary of the Board: The Chairman of the Board of Directors has effectively coordinated the operations of the Board and has encouraged debate at the meetings. The Board has also regarded as positive the performance of the Secretary of the Board, who has complied with the duties assigned to him under Article 22 of the Regulations of the Board of Directors, by channeling the relationships between the Company and the Directors in all matters relating to the operations of the Board.

6. Relationships between the Board and the Committees: The three Committees periodically report to the Board of Directors on their activities and the business discussed and the decisions adopted at their meetings, as provided by Article 24.5 of the Regulations of the Board (as far as the Executive Committee is concerned), Article 20 of the Regulations of the Audit and Compliance Committee, and Article 19.1 of the Regulations of the Nominating and Compensation Committee.

The Audit and Compliance Committee has prepared a report on the activities carried out during fiscal year 2005, which was approved by the Board of Directors at its meeting held on February 22, 2006 and which has been made available to the shareholders in connection with the call to the Ordinary General Shareholders' Meeting for fiscal year 2006. For its part, the Nominating and Compensation Committee has submitted to the Board a report on its activities during fiscal year 2005.

In addition, within the framework of the information provided to the Board, the Audit and Compliance Committee carried out a self-assessment of its operations at two meetings held on November 11, 2004 and January 13, 2005, and submitted its conclusions and the resulting Action and Improvement Plan to the Board of Directors at the meeting held on June 28, 2005.

7. Training of Directors: In order for the Directors to keep abreast of the latest developments, presentations have been made on matters such as the International Financial Reporting Standards, the latest news as to regulation of the industry, and the applicable rules and regulations in the area of Corporate Governance.

8. Strategy: Within the scope of the duties of general supervision and strategic guidance of the Company entrusted to the Board of Directors, the Strategic Plan has been regularly monitored at its meetings.

In sum, the Board of Directors believes that, in FY 2005, it has performed its duties in accordance with the Law, the By-Laws and its internal Regulations, achieving transparency and efficiency in its operations.

B.1.15. Indicate the circumstances under which the resignation of Directors is mandatory.

Pursuant to Article 48.1 of the By-laws, the Directors will serve in their positions for a term of five (5) years, so long as the shareholders at the General Shareholders' Meeting do not resolve to remove or dismiss them and they do not resign from their position.

In particular, the Directors should submit their resignation from the position and formalize their withdrawal upon the occurrence of any of the instances of incompatibility or prohibition against performing the duties of director provided by Law, as well as the events in which the Regulations of the Board of Directors so provide.

In this sense, Article 17.2 of the Regulations of the Board of Directors sets forth that the Directors will tender their resignation to the Board of Directors and formally resign from their position in the following cases:

a) When they reach the age of seventy (70).

b)When they are involved in any circumstance of incompatibility or prohibition governed by provisions of a general nature or set forth in Article Twelve of the Regulations of the Board of Directors (*).
c) When as a result of acts attributable to the Director in his capacity as such, serious damage is caused to the value of the Company or the Director ceases to deserve the commercial and professional respect required to hold the position of Director of the Company.
d) When they are seriously reprimanded by the Board of Directors because they have breached their duties as Directors and such reprimand is approved by a two-thirds majority of the members of the Board at the proposal of the Audit and Compliance Committee.
e)When their continuance in office on the Board may jeopardize the interests of the Company or when the reasons why the Director was appointed cease to exist and, in any case, when a Proprietary Director transfers his shareholding in the Company and when an Independent Director is affected, at any time following his appointment as such, by any of the prohibitions on holding office provided for in section two of Article Ten of the Regulations of the Board of Directors.

(*) Article 12 of the Regulations of the Board of Directors:

The following may not be appointed Directors:

a) Domestic or foreign companies competing with the Company in the energy industry, or the directors or senior managers thereof.
b) Persons holding the position of director in more than four (4) companies with shares trading on domestic or foreign securities exchanges.
c) Persons who, during the two (2) years prior to their appointment, have occupied high-level positions in the government which are incompatible with the simultaneous performance of the duties of a director of a listed company under national or autonomous community legislation, or positions of responsibility with entities regulating the energy industry, the securities markets or other industries in which the Company operates.
d) Persons who are subject to any other circumstance of incompatibility or prohibition governed by provisions of a general nature.

As was reported to the National Securities Market Commission as a significant event on April 20, 2005, the Directors Mr. Javier Aresti y Victoria de Lecea and Mr. José Luis Antoñanzas Pérez-Egea withdrew from their position upon reaching the regulatory age, and the Directors Mr, Santiago Mayner Oyarbide and Mr. José Antonio Fernández Rivero submitted their resignation as proprietary Directors.

B.1.16. Explain whether the powers of the top executive of the Company are vested in the Chairman of the Board. If so, indicate the measures that have been taken to mitigate the risks of accumulation of powers in a single person:

YES [X] **NO** [ ]

Measures to mitigate risks

The Vice Chairman & CEO, as an Individual Decision-Making Unit, has been delegated all the powers that may be delegated under the law and the By-laws.

The main measures adopted to mitigate the risks of accumulation of powers are:

- The duties attributed to the Executive Committee (Article 43 of the By-laws and the delegation resolution adopted by the Board of Directors at the meeting held on July 3, 1991).

- The duties attributed to the Audit and Compliance Committee and to the Nominating and Compensation Committee (Articles 44 and 45 of the By-laws).

- The general risk policy and the risk management systems described in items D.1 and D.2 of this Report, developed on the basis of the general duty of supervision assigned to the Board of Directors, which is required to identify the main risks to which the Company is exposed and to organize adequate internal control and information systems [Article 7.5(c) of the Regulations of the Board of Directors].

- The activities of cooperation and support entrusted to the Management Committees within the framework of the general risk policy, as set forth in item D.4 of this Report.

In addition, we must take into account the following powers granted to the Directors under the Regulations of the Board:

- All and every Director may contribute to the scheduling of the Board meetings, because "Prior to the commencement of each fiscal year, the Board of Directors shall set a schedule for its ordinary meetings" (Article 27.2).

- The Board of Directors shall also meet when the Chairman resolves to call an extraordinary meeting thereof, and " when such extraordinary meeting is requested by one-fourth of the Directors" (Article 27.3).

- The Chairman shall decide on the agenda for the meeting, but shall be required to include therein the matters requested by the Directors "when such request has been made by at least three (3) Directors not less than ten (10) days in advance of the date set for the meeting" (Article 27.5).

- Directors have "the broadest powers to obtain information regarding any aspect of the Company, to examine its books, records, documents and other records of corporate transactions, to inspect its facilities, and to communicate with the senior-level managers of the Company," the exercise of which powers of information shall first be channeled through the Chairman, the Chief Executive Officer or the Secretary (Article 31).

- Any Director "may request the hiring of legal, accounting, technical, financial, commercial or other expert advisors, whose services shall be paid for by the Company" in order to be assisted in the performance of his duties, which request shall be channeled through the Chairman or the Secretary, who may subject it to the prior approval of the Board of Directors (Article 32).

Finally, it must also be stressed that no qualified majorities are required to resolve the removal of the Chairman when the Board deems it necessary. Therefore, the Board's power of censure with respect to the Chairman could materialize through a resolution for removal of the Chairman, which could be adopted upon a simple majority.

B.1.17. Are qualified majorities, different from the statutory majorities, required to adopt any type of decision?

YES [X] NO [ ]

Describe the method used by Directors to adopt resolutions, including at least the minimum quorum required to hold a valid meeting and the kind of majorities required to adopt resolutions:

Adoption of resolutions

Description of resolution	Quorum	Type of majority
Amendment to the Regulations of the Board of Directors (Article 29.4.b of the Regulations of the Board of Directors).	One half plus one of the Directors.	Two thirds of the Board members present in person or represented by proxy.

B.1.18. Explain whether there are specific requirements, other than the requirements relating to Directors, to be appointed Chairman.

YES ☐ NO ☒

Description of requirements

B.1.19. Does the Chairman have a tie-breaking vote?:

YES ☐ NO ☒

Business to which the tie-breaking vote applies

B.1.20. Indicate whether the By-laws or the Regulations of the Board of Directors set forth any age limit for directors:

YES ☒ NO ☐

Age limit for the Chairman	70
Age limit for the CEO	65
Age limit for directors	70

B.1.21. Indicate whether the By-laws or the Regulations of the Board of Directors establish any limit on the term of office for independent directors:

YES ☐ NO ☒

Maximum term of office	0

B.1.22. Indicate whether there are formal procedures for proxy voting at meetings of the Board of Directors. If so, briefly describe them.

Pursuant to Articles 40.2 of the By-laws and 29.2 and 33.2.(b) of the Regulations of the Board of Directors, Directors will use their best efforts to attend the meetings of the Board and, when unable to attend in person, they will attempt to give a proxy to another Director, to whom they will give any appropriate instructions.

The proxy will be a special proxy for the Board meeting in question, and may be communicated by any of the means to call a meeting of the Board, i.e. letter, fax, telegram, e-mail or any other means.

B.1.23. Indicate the number of meetings that the Board of Directors has held during the fiscal year. In addition, specify the number of meetings, if any, at which the Chairman was not in attendance:

Number of meetings of the Board	14

Number of meetings of the Board at which the Chairman was not in attendance	0

Indicate the number of meetings held by the different committees of the Board of Directors during the fiscal year:

Number of meetings of the Executive Committee	21
Number of meetings of the Audit Committee	12
Number of meetings of the Nominating and Compensation Committee	5
Number of meetings of the Strategy and Investment Committee	0
Number of meetings of the Committee	0

B.1.24. Indicate whether the annual individual financial statements and the annual consolidated financial statements that are submitted to the Board of Directors for approval have been previously certified:

YES [X] NO [ ]

Identify, if applicable, the person/persons that has/have certified the annual individual and consolidated financial statements of the Company for their preparation by the Board:

Name	Position
Mr. JOSÉ IGNACIO SÁNCHEZ GALÁN	VICE CHAIRMAN & CEO
Mr. JOSÉ LUIS SAN PEDRO GUERENABARRENA	ADMINISTRATION, CONTROL AND REGULATION DIRECTOR

B.1.25. Explain the mechanisms, if any, adopted by the Board of Directors to avoid any qualifications in the audit report on the annual individual and consolidated financial statements submitted to the General Shareholders' Meeting and prepared by the Board of Directors.

Pursuant to Article 44.2 of the By-laws, the Audit and Compliance Committee is vested with the following powers, among others:

- Know the process for gathering financial information and associated internal systems for monitoring risks relevant to the Company.

- Receive information from the Auditors regarding matters that might risk the independence thereof which are related to the auditing procedure and generally regarding any other information provided for in legislation regarding the auditing of financial statements and in the technical auditing regulations in effect at any time.

In addition, Article 47.5 of the Regulations of the Board of Directors sets forth that "the Board of Directors shall use its best efforts to definitively prepare the financial statements such that there is no room for comments by the auditor. However, when the Board believes that its opinion must prevail, it shall provide a public explanation of the content and scope of the discrepancy."

In addition, Article 5.c) of the Regulations of the Audit and Compliance Committee contemplates, among the main duties of such Committee, related to the audit of the accounts the power to "review the contents of the Auditors' Reports, prior to the issuance thereof, in order to avoid qualified reports, and act as a liaison between the Board of Directors and the Auditors."

In practice, this duty is performed by such Committee continuously over the fiscal year by means of the reports it submits to the Board of Directors on the interim financial information of the Company presented on a quarterly basis to the National Securities Market Commission.

The reports of the Audit and Compliance Committee, presented by its Chairman to the Board of Directors before the approval of the information, are mainly intended to disclose such aspects that may give, if any, rise to qualifications in the Audit Report of Iberdrola and its consolidated group, making the appropriate recommendations to avoid such qualifications.

Accordingly, the Audit and Compliance Committee has submitted the following reports to the Board of Directors related to the economic and financial information of the Company to be filed with the National Securities Market Commission for fiscal year 2005:

- Report dated April 19, 2005, on the economic and financial information related to Q1 2005.
- Report dated July 19, 2005, on the economic and financial information related to H1 2005.
- Report dated October 18, 2005, on the economic and financial information related to Q3 2005.
- Report dated February 7, 2006, on the economic and financial information related to H2 2005.
- Report dated February 21, 2006, on the annual financial statements of Iberdrola, S.A. and its Consolidated Group for fiscal year 2005.

As disclosed in the information about Iberdrola, S.A. included in the web page of the National Securities Market Commission, the audit reports on the annual financial statements prepared by the Board of Directors have been issued without qualifications.

B.1.26. Describe the measures adopted so that the information released to the securities markets is transmitted in an equitable and symmetric way.

Article 46.1 of the Regulations of the Board of Directors provides that the Board will "immediately inform the public regarding:

a) All relevant facts that might materially influence the stock exchange prices of securities issued by the Company.

b) All changes in the Company's ownership structure, such as fluctuations in significant direct or indirect interests, voting trusts and other forms of coalition of which the Board has had notice.

c) All substantial amendments to the Company's governance rules and regulations.

d) The policies, if any, in the area of treasury stock that the Company intends to pursue on the basis of any approvals granted by the shareholders at the General Shareholders' Meeting.

e) All changes to the composition and to the rules of organization and operation of the Board and the Committees thereof, or to the duties and

positions of each Director in the Company, as well as any other modification relevant to the corporate governance system."

In addition, Article 46.2 of the Regulations of the Board of Directors provides that "The Board of Directors shall adopt appropriate measures to ensure that the semiannual, quarterly and any other financial information that it may be prudent to make available to the Securities Markets is prepared in accordance with the same principles, standards and professional practices used to prepare the annual financial statements and is as reliable as such financial statements. For this latter purpose, such information shall be reviewed by the Audit and Compliance Committee."

In this respect, the most significant events related to the Company and all the relevant information (which might have an effect on the listing) which is released is first communicated to the National Securities Market Commission as a significant event. Once the information has been submitted to the National Securities Market Commission through the appropriate channels, it is released to the media, international, national and regional news agencies and to analysts, and it is published on the corporate web page (www.iberdrola.com). For such purposes, all the information given to the media, agencies, analysts and investors is released at the same time.

During fiscal year 2005, all quarterly submissions of results were re-transmitted live via the Internet through the Company's website, with both image and sound and simultaneous translation into English, as well as by telephone, in accordance with the recommendations of the National Securities Market Commission.

Likewise, following the recommendations of the National Securities Market Commission, the website has continued to allow direct access to the recordings of the complete event of submission of results during a term of 3 months until the following quarterly publication.

Iberdrola already complied with all recommendations regarding meetings with analysts, institutional investors and other securities market professionals, contained in the communication of the National Securities Market Commission of December 22, 2005, before publication thereof.

B.1.27. Is the Secretary of the Board of Directors a Director?

YES [ ] NO [X]

B.1.28. Indicate the mechanisms, if any, used by the Company to preserve the independence of the auditors, the financial analysts, the investment banks and the rating agencies.

External Auditor

Iberdrola's "Auditor Hiring Policy," approved by the Audit and Compliance Committee at its November 23, 2005 meeting, contains the internal regulations of the Company that have been established in order to preserve the independence of the Auditor in its review of the Company's annual financial statements.

Thus, Article 44.2.e) of the By-laws provides that one of the powers of the Audit and Compliance Committee is to "receive information from the Auditors regarding matters that might risk the independence thereof... "

In addition, Article 47.3 of the Regulations of the Board of Directors provides that "the Audit and Compliance Committee shall not submit a proposal to the Board of Directors, and the Board of Directors shall not submit a proposal to the General Shareholders' Meeting, for appointment as the Company's Auditor of an audit firm when it has evidence that:

- Such firm is affected by any circumstance of incompatibility pursuant to the legal provisions governing audits.

- the fees that the Company intends to pay it for any and all services are greater than five percent of its total income during the last fiscal year."

Article 5(b) of the Regulations of the Audit and Compliance Committee provides that one of the main duties of such Committee will be to "ensure the independence of the auditors..." For such purposes, the Committee establishes a number of control mechanisms, such as:

- Requiring an annual certificate of independence of each of the Iberdrola Group's audit firms, which includes both the firm as a whole and the members of the team that participate in the audit process.

- Prior authorization by the Committee of all work other than audit work, according to a procedure approved by the Company's Board of Directors at its March 26, 2003 meeting upon a proposal made by the Committee. For purposes of such prior approval, the Committee takes into account:

1. The nature of the engagement.
2. An estimate of the fees and hours to be billed.
3. The reason for which the organization recommends that the professional services to be retained might or should be provided by the audit firm in question.
4. The procedure set forth to award the contract: either a request for quotations, by default, or by direct negotiation after a showing that there is no equivalent alternative.
5. An express statement that there is no circumstance or consideration that should be taken into account by the Committee to assess the independence of the auditor.

- The annual evaluation of the auditor, in which various aspects of its work are assessed, and specifically, the existence of any circumstance that may jeopardize its independence.

- The analysis of the quality assurance and independence safeguarding internal procedures implemented by the audit firms.

- The establishment of guidelines for the segregation of responsibilities at the time of retaining the auditors; therefore, after the auditor has been appointed by the shareholders acting at the General Shareholders' Meeting, the audit contract is negotiated by the Procurement Division of Iberdrola, which reports to the Economy and Finance Division. This relation is independent from the relation existing during the audit process, which is under the authority of the Administration, Control and Regulation Division of the Company.

- The rotation of partners and managers of the audit firm. The last rotation by Deloitte as Iberdrola's main auditor took place in 2003.

Financial Analysts, Investment Banks and Rating Agencies

The principles on which the relation of the Company with financial analysts, investment banks and rating agencies are based are transparency and non-discrimination. The Economy and Finance Division coordinates the relations with them and deals with all their requests for information and with the requests submitted by institutional or retail investors (in the case of retail investors, through the Office of the Shareholder). On the other hand, the Strategy and Development Division grants, within the framework of its powers, advisory mandates from time to time to Investment Banks in coordination with the Economy and Finance Division.

The independence of financial analysts is protected by the existence of a specific Division in charge of dealing with analysts. This guarantees an objective, fair and non-discriminatory treatment of analysts.

To actualize the principles of transparency and non-discrimination, always in strict compliance with regulations regarding the Securities Market, the Company has a number of communication channels:

- Personalized assistance for Analysts, Investors and Rating Agencies.

- Publication of information regarding quarterly figures.

- E-mail through the web page (accionistas@iberdrola.com) and a toll-free line for shareholders (900 100 019).

- Presentations either in person or re-transmitted over the telephone and Internet.

- Release of announcements and news.

All this information is also available on the Company's website, www.iberdrola.com.

B.1.29. Indicate whether the audit firm performs other non-audit work for the Company and/or its Group. If so, state the amount of the fees paid for such work and the percentage they represent of the aggregate fees charged to the Company and/or its Group.

YES [X] **NO** [ ]

	Company	Group	Total
Amount of other non-audit work (thousands of Euros)	93	760	853
Amount of non-audit work/ Aggregate amount billed by the audit firm (%)	8.000	25.000	20.000

B.1.30. Indicate the consecutive number of years for which the current audit firm has been auditing the annual financial statements of the Company and/or its Group. In addition, please state the percentage

represented by such number of years with respect to the total number of years in which the annual financial statements have been audited:

	Company	Group
Number of consecutive years	13	13

	Company	Group
Number of years audited by the current audit firm / Number of years in which the company has been audited (%)	100.000	100.000

B.1.31. Indicate the interests of members of the Board of Directors in the share capital of companies that engage in the same, similar or complementary activities, both with respect to the Company and its Group, and which have been reported to the Company. In addition, state the position or duties of such Directors in such companies:

Individual or corporate name of director	Name of company in which shares are held	% interest	Position or duties
Mr. IÑIGO DE ORIOL E YBARRA	EMPRESA DE ALUMBRADO ELÉCTRICO DE CEUTA, S.A.	2.110	LEGAL COUNSEL
Mr. IÑIGO DE ORIOL E YBARRA	UNIÓN FENOSA, S.A.	0.000	NONE
Mr. JOSÉ ORBEGOZO ARROYO	FANOX ELECTRONIC, S.L. (SEE SECTION G)	5.220	NONE
Mr. IGNACIO DE PINEDO CABEZUDO	EMPRESA DE ALUMBRADO ELÉCTRICO DE CEUTA, S.A.	0.220	SECRETARY OF THE BOARD OF DIRECTORS
Mr. IGNACIO DE PINEDO CABEZUDO	ENDESA, S.A.	0.000	NONE
Mr. IGNACIO DE PINEDO CABEZUDO	E.ON AG	0.000	NONE
Mr. IGNACIO DE PINEDO CABEZUDO	GAS NATURAL SDG, S.A.	0.000	NONE
Mr. LUCAS MARÍA DE ORIOL LÓPEZ-MONTENEGRO	ENDESA, S.A.	0.000	NONE
Mr. LUCAS MARÍA DE ORIOL LÓPEZ-MONTENEGRO	EMPRESA DE ALUMBRADO ELÉCTRICO DE CEUTA, S.A.	1.450	NONE
Mr. ANTONIO DE GARAY MORENÉS	REPSOL YPF, S.A.	0.000	NONE
Mr. ANTONIO MARÍA DE ORIOL Y DÍAZ BUSTAMANTE	EMPRESA DE ALUMBRADO ELÉCTRICO DE CEUTA, S.A.	2.180	NONE
Mr. JUAN LUIS ARREGUI CIÁRSOLO	GAMESA CORPORACIÓN TECNOLÓGICA, S.A.	0.465	DIRECTOR
Mr. JUAN LUIS ARREGUI CIÁRSOLO	CEATESALAS, S.L.	26.480	CHAIRMAN
Mr. JUAN LUIS ARREGUI CIÁRSOLO	CORPORACIÓN EÓLICA CESA, S.L. (SEE SECTION G)	24.660	CHAIRMAN
Mr. JULIO DE MIGUEL AYNAT	METROVACESA, S.A.	0.000	DIRECTOR
Mr. JESÚS MARÍA CADENATO MATÍA	TELEFÓNICA, S.A.	0.000	NONE

B.1.32. Indicate whether there is any procedure to for Directors to hire external advisory services and, if so, describe it:

YES [X] NO [ ]

Description of procedure
Procedure set forth in Article 32 of the Regulations of the Board of Directors: 1. In order to be assisted in the performance of his duties, any Director may request the hiring of legal, accounting, technical, financial, commercial or other expert advisors, whose services shall be paid for by the Company. The assignment must deal with specific issues of certain significance and complexity arising during the performance of the Director's duties. 2. The request for an expert to be hired shall be channeled through the Chairman or the Secretary of the Board of Directors, who may subject it to the prior approval of the Board of Directors; such approval may be denied in well-founded instances, including the following circumstances: a) That it is not necessary for the proper performance of the duties entrusted to the Directors. b) That the cost thereof is not reasonable in light of the significance of the issues and the assets and income of the Company. c) That the technical assistance sought may be adequately provided by the Company's own experts and technical personnel. d) That it may entail a risk to the confidentiality of the information that must be made available to the expert. In addition, Article 16.3 of the Regulations of the Nominating and Compensation Committee and Article 24.1 of the Regulations of the Audit and Compliance Committee provide that such Committees may obtain advice from outside professionals who will send their reports directly to the Chairman of the Committee.

B.1.33. Indicate whether there is any procedure for Directors to obtain sufficiently in advance the information required to prepare for meetings of management-level decision-making bodies and, if so, describe it:

YES [X] NO [ ]

Description of procedure
Article 27.4 of the Regulations of the Board of Directors, further developing the provisions of Article 39.2 of the By-laws, provides that "The call to meeting of the Board of Directors shall be carried out by letter, fax, telegram, e-mail or any other means, and shall be authorized under the signature of the Chairman, or under the signature of the Secretary or Assistant Secretary by order of the Chairman. Notice of the call shall be given in a manner such that the Directors receive it not later than the third day prior to the date of the meeting, except in the case of emergency meetings. Excepted from the foregoing provision shall be those instances in which these Regulations prescribe that greater notice be given. The call shall always include the agenda for the meeting and an attachment containing any required information." In addition, Article 33.2(a) of the Regulations of the Board of Directors provides that the Director is specifically required to "properly prepare the meetings of the Board and, if applicable, the meetings of the Executive Committee or of the Committees of which the Director is a member, for which purposes the Director must diligently inform himself of the running of the Company."

B.1.34. Indicate whether there is any liability insurance policy for the benefit of the Company's Directors.

YES [X] NO [ ]

B.2. Committees of the Board of Directors

B.2.1. List the management-level decision-making bodies:

Name of decision-making body	Number of members	Powers
BOARD OF DIRECTORS	19	AS A GENERAL RULE, THE BOARD OF DIRECTORS, WHICH HAS THE WIDEST POWERS AND AUTHORITY TO MANAGE, DIRECT, ADMINISTER AND REPRESENT THE COMPANY, WILL ENTRUST THE DAY-TO-DAY MANAGEMENT OF THE COMPANY TO THE REPRESENTATIVE MANAGEMENT DECISION-MAKING BODIES AND WILL FOCUS ITS ACTIVITY ON THE GENERAL DUTY OF SUPERVISION AND ON CONSIDERATION OF THOSE MATTERS WHICH ARE OF PARTICULAR IMPORTANCE TO THE COMPANY (ARTICLE 34.2 OF THE BY-LAWS).
EXECUTIVE COMMITTEE	8	ALL OF THE POWERS INHERENT IN THE BOARD OF DIRECTORS, EXCEPT THOSE POWERS THAT MAY NOT BE DELEGATED PURSUANT TO LEGAL OR BY-LAWS RESTRICTIONS, TO WIT: THE RENDERING OF ACCOUNTS, THE PRESENTATION OF BALANCE SHEETS TO THE GENERAL SHAREHOLDERS' MEETING AND THOSE POWERS WHICH ARE GIVEN BY THE SHAREHOLDERS AT THE GENERAL SHAREHOLDERS' MEETING TO THE BOARD OF DIRECTORS WITHOUT THE POWER OF DELEGATION (ARTICLES 43 OF THE BY-LAWS AND 24 OF THE REGULATIONS OF THE BOARD OF DIRECTORS).
CHAIRMAN	1	CHAIRMAN OF THE COMPANY, OF THE BOARD OF DIRECTORS AND OF THE EXECUTIVE COMMITTEE, WHICH HE WILL PERMANENTLY REPRESENT WITH THE BROADEST POWERS, BEING AUTHORIZED IN URGENT CASES TO ADOPT SUCH MEASURES AS THE CHAIRMAN DEEMS ADVISABLE IN THE INTERESTS OF THE COMPANY.
VICE CHAIRMAN & CEO	1	THE VICE CHAIRMAN & CEO, AS AN INDIVIDUAL DECISION-MAKING UNIT, HAS BEEN DELEGATED ALL POWERS THAT MAY BE DELEGATED UNDER THE LAW AND THE BY-LAWS.

B.2.2. Provide detailed information about all the committees of the Board of Directors and the members thereof:

EXECUTIVE COMMITTEE

Name	Position
Mr. IÑIGO DE ORIOL E YBARRA	CHAIRMAN
Mr. JOSÉ IGNACIO SÁNCHEZ GALÁN (SEE SECTION G)	MEMBER
Mr. JOSÉ ANTONIO GARRIDO MARTÍNEZ (SEE SECTION G)	MEMBER
Mr. JAVIER HERRERO SORRIQUETA (SEE SECTION G)	MEMBER
Mr. VÍCTOR DE URRUTIA VALLEJO	MEMBER
Mr. JOSÉ IGNACIO BERROETA ECHEVARRÍA	MEMBER
Mr. JUAN LUIS ARREGUI CIÁRSOLO	MEMBER
Mr. JESÚS MARÍA CADENATO MATÍA	MEMBER
Mr. FEDERICO SAN SEBASTIÁN FLECHOSO	NON-MEMBER SECRETARY

AUDIT COMMITTEE

Name	Position
Mr. RICARDO ÁLVAREZ ISASI	CHAIRMAN
Mr. CÉSAR DE LA MORA Y ARMADA	MEMBER
Mr. IGNACIO DE PINEDO CABEZUDO	MEMBER AND SECRETARY
Mr. XABIER DE IRALA ESTÉVEZ	MEMBER

NOMINATING AND COMPENSATION COMMITTEE

Name	Position
Mr. JOSÉ IGNACIO BERROETA ECHEVARRÍA	CHAIRMAN
Mr. VÍCTOR DE URRUTIA VALLEJO	MEMBER
Mr. JUAN LUIS ARREGUI CIÁRSOLO	MEMBER
Mr. FEDERICO SAN SEBASTIÁN FLECHOSO	NON-MEMBER SECRETARY

STRATEGY AND INVESTMENT COMMITTEE

Name	Position

B.2.3. Describe the rules of organization and operation of, and the duties allocated to, each of the Board committees.

Article 42.1 sets forth that the "Board of Directors must create and maintain an Executive Committee, an Audit and Compliance Committee and a Nominating and Compensation Committee."

Executive Committee

Pursuant to Article 43 of the By-Laws, the Executive Committee will be composed of the number of members decided by the Board of Directors, with a minimum of five (5) Directors and a maximum of eight (8). In all cases, members of the Executive Committee will include the Chairman of the Board of Directors, who will preside over meetings of the Executive Committee, the Vice Chairman or Vice Chairmen and the Chief Executive Officer, if any. The Secretary of the Board of Directors or, in the absence thereof, the Assistant Secretary of the Board of Directors or, in the absence of both, the member of the Committee appointed from among the members attending the meeting in question, will act as Secretary of the Committee (Article 43.2 of the By-Laws).

The Executive Committee will meet at least two (2) times per month and as many other times as deemed appropriate by the Chairman, who may also suspend one or more of the ordinary meetings when deemed appropriate in the sole judgment of the Chairman. The Executive Committee will deal with all matters within the power of the Board of Directors which, in the sole judgment of the Committee, should be resolved without further delay, excepting only the rendering of accounts, the presentation of the balance sheets at the General Shareholders' Meeting and those powers which are given by the shareholders at the General Shareholders' Meeting to the Board of Directors without the power of delegation. Resolutions adopted by the Executive Committee will be reported to the Board of Directors at its next meeting.

The Executive Committee also performs the duties of the STRATEGY AND INVESTMENT COMMITTEE, proposing or reporting to the Board of Directors all strategic decisions, investments and divestitures that are important for the Company or the Group, ensuring that they are in line with the budget and strategic plans and undertaking the analysis and monitoring of business risks.

The provisions of the By-Laws regarding the operation of the Board of Directors will apply to the Executive Committee, to the extent they are not incompatible with the nature thereof.

Audit and Compliance Committee

Pursuant to Article 44 of the By-Laws, the Board of Directors will create a permanent Audit and Compliance Committee, which shall be composed of a minimum of three (3) Directors and a maximum of five (5) Directors appointed by the Board of Directors from among the external Directors who are not members of the Executive Committee.

The Audit and Compliance Committee will have a Chairman and a Secretary appointed by the Board of Directors from among the members of such Committee.

The members of the Audit and Compliance Committee will carry out their duties for a maximum period of four (4) years, and may be re-elected. The position of Chairman will be held for a maximum period of four (4) years, after which period such person may not be re-elected until the passage of one year from ceasing to act as such, without prejudice to such person continuing or being re-elected as a member of the Committee.

In all events, the Audit and Compliance Committee will have the power to:

(a) Report to the General Shareholders' Meeting with respect to matters raised therein by shareholders regarding its powers.
(b) Propose appointments of the Company's Auditors to the Board of Directors for submission to the General Shareholders' Meetings.
(c) Supervise the management of the Internal Audit Area, which will be functionally controlled by the Chairman of the Audit and Compliance Committee.
(d) Know the process for gathering financial information and associated internal systems for monitoring risks relevant to the Company.
(e) Receive information from the Auditors regarding matters that might risk the independence thereof which are related to the auditing procedure and

generally regarding any other information provided for in the legislation regarding the auditing of financial statements and in the technical auditing regulations in effect at any time.

(f) Inform itself in advance of the Company's annual corporate governance report and ensure compliance with legal requirements and those of the Codes of Professional Conduct and Good Governance adopted by the Board of Directors.

(g) Such other powers, if any, that may be assigned to it by the Board of Directors.

For purposes of the operation of the Committee, it shall meet as many times as its Chairman deems necessary for the fulfillment of its obligations, and at least four (4) times per year, or when requested by one-half of its members.

Meetings of the Committee will be validly held when one-half plus one of its members are present in person or by proxy, and will adopt resolutions by majority of the members present in person or by proxy. In the event of a tie, the Chairman will have the tie-breaking vote.

Finally, this Committee will submit for approval of the Board of Directors a Report of its activities during the fiscal year, which will thereafter be made available to shareholders and investors.

Nominating and Compensation Committee

Pursuant to Article 25 of the By-Laws, the Board of Directors will create a permanent Nominating and Compensation Committee, which will be an internal informational and consultative body without executive powers, and which will have the information, advisory and proposal-making powers within its scope of action as set forth in paragraph second of this Article.

The Nominating and Compensation Committee will be composed of a minimum of three (3) Directors and a maximum of five (5), appointed by the Board of Directors from among the external Directors. The Board of Directors will also appoint the Chairman thereof from among the members of such Committee, as well as its Secretary, who need not be a member of the Committee.

Unless otherwise decided by the Board of Directors, the members of the Nominating and Compensation Committee will hold their positions for so long as they remain Directors of the Company. Renewal, re-election to and removal from office of the members of the Committee will be governed by resolution of the Board of Directors.

The Nominating and Compensation Committee shall have the power to supervise the procedure for selecting Directors and senior-level managers (the latter at the proposal of the Chief Executive Officer, if any) of the Company, and of its Group and those other companies in which the Company is responsible for management, as well as to assist in the Board of Directors in the determination and supervision of the compensation policy for such persons.

In particular, the Nominating and Compensation Committee will have the power to:

(a) Report on and review the criteria that should be followed in composing the Board of Directors and in selecting candidates.

(b) Bring Director designation proposals to the Board of Directors for the nomination thereof and subsequent submission to a decision by the shareholders at the General Shareholders' Meeting.
(c) Propose to the Board of Directors the members who should make up each of the Committees.
(d) Propose to the Board of Directors the system and amount of annual Director compensation.
(e) Report to the Board of Directors regarding the appointment of senior-level managers of the Company, at the proposal of the Chief Executive Officer, if any.
(f) Report to the Board of Directors regarding the compensation of the Chairman, Chief Executive Officer and senior-level managers, the latter at the proposal of the Chief Executive Officer, if any.
(g) Report on incentive plans and pension supplements.
(h) Periodically review the compensation programs, evaluating the adequacy and results thereof.
(i) Such other powers, if any, that are assigned to it by the Board of Directors.

For the purposes of operation of the Committee, it shall meet as many times as needed, in the opinion of its Chairman, to fulfill its obligations, and at a minimum once each quarter or when so requested by one-half of its members. The Committee will validly meet when one-half plus one of its members are present in person or by proxy, and will adopt its resolutions by majority of the members present in person or by proxy. In the case of a tie, the Chairman shall have the tie-breaking vote.

B.2.4. Indicate, if applicable, the advisory and consulting powers and the powers of delegation of each of the committees:

Name of Committee	Brief Description
EXECUTIVE COMMITTEE	SEE B.2.3
AUDIT AND COMPLIANCE COMMITTEE	SEE B.2.3
NOMINATING AND COMPENSATION COMMITTEE	SEE B.2.3

B.2.5. Indicate, if applicable, the existence of regulations of the Board committees, where such regulations may be consulted and the amendments made during the year. Also indicate if any annual report of the activities performed by each committee has been voluntarily prepared.

Both the Audit and Compliance Committee and the Nominating and Compensation Committee have their own Regulations, which are available on the Company's web site: www.iberdrola.com.

On October 20, 2004 the Board of Directors of IBERDROLA, S.A. approved an amendment to both sets of Regulations, to adapt their contents to the provisions of the new By-Laws approved on April 3, 2004 and the Regulations of the Board of Directors approved on February 25, 2004.

As provided in Article 19.2 of the Regulations of the Audit and Compliance Committee, further developing the provisions of Article 44.4 of the By-laws, this Committee will "prepare an annual Report of its activities, which, once approved by the Board of Directors, shall be made available to the shareholders for purposes of the Ordinary Shareholders' Meeting." The

Reports from 1999 to date prepared by this Committee are available on the Company's website.

Article 19.2 of the Regulations of the Nominating and Compensation Committee also provides that "within three (3) months following the close of the Company's fiscal year, the Committee shall deliver a report to the Board of Directors detailing its work for the fiscal period covered by the report."

B.2.6. If there is an Executive Committee, please indicate its delegation powers and its level of independence in the exercise of its duties to adopt resolutions regarding the management of the company.

Both Article 43 of the By-Laws and Article 24 of the Regulations of the Board of Directors provide that "there shall be an executive committee permanently operating as the representative of the Board of Directors, which committee shall be called the Executive Committee, and which shall have all the powers inherent to the Board of Directors, unless otherwise determined by the Board of Directors and except for those powers that may not be delegated pursuant to legal or by-law restrictions."

Article 24.4 provides that "The Executive Committee shall deal with all matters within the power of the Board which, in the sole judgment of the Committee, should be resolved without further delay, excepting only the rendering of accounts, the presentation of the balance sheets at the General Shareholders' Meeting and those powers which are given by the shareholders at the General Shareholders' Meeting to the Board without the power of delegation."

B.2.7. Indicate whether the composition of the Executive Committee reflects the participation of the different directors in the Board of Directors based on their category:

YES [X] NO [ ]

If no, please explain the composition of your Executive Committee

B.2.8. If the Company has a Nominating Committee, indicate whether all of its members are external directors:

YES [X] NO [ ]

C RELATED TRANSACTIONS

C.1. Describe the relevant transactions that involve a transfer of resources or obligations between the Company or entities within its Group and the Company's significant shareholders:

Individual or corporate name of significant shareholder	Individual or corporate name of the Company or entity within its Group	Nature of the relationship	Type of transaction	Amount (in thousands of Euros)
BILBAO BIZKAIA KUTXA (BBK)	IBERDROLA, S.A.	Contractual	INTEREST PAID	33
BILBAO BIZKAIA KUTXA (BBK)	IBERDROLA, S.A.	Contractual	INTEREST ACCRUED BUT NOT COLLECTED	7
BILBAO BIZKAIA KUTXA (BBK)	IBERDROLA, S.A.	Contractual	INTEREST CHARGED	35
BILBAO BIZKAIA KUTXA (BBK)	IBERDROLA, S.A.	Corporate	DIVIDENDS DISTRIBUTED	51,947
BILBAO BIZKAIA KUTXA (BBK)	IBERDROLA, S.A.	Contractual	CHECKING ACCOUNTS	2,084
BILBAO BIZKAIA KUTXA (BBK)	IBERDROLA, S.A.	Contractual	DEPOSITS (BALANCE AT YEAR-END)	50,000
BILBAO BIZKAIA KUTXA (BBK)	IBERDROLA, S.A.	Contractual	ISSUANCES OF NOTES (AS UNDERWRITER)	26,400
BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (BBVA)	IBERDROLA, S.A.	Contractual	RECEPTION OF SERVICES	185
BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (BBVA)	IBERDROLA, S.A.	Contractual	FINANCING AGREEMENTS: LONG-TERM LOANS CONTRACTED BEFORE 2005	322,145
BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (BBVA)	IBERDROLA, S.A.	Contractual	FINANCING AGREEMENTS: SHORT-TERM LOANS CONTRACTED IN 2005	5,031
BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (BBVA)	IBERDROLA, S.A.	Contractual	FINANCING AGREEMENTS: LONG-TERM LOANS CONTRACTED IN 2005	20,000
BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (BBVA)	IBERDROLA, S.A.	Contractual	FINANCING AGREEMENTS: LOAN AGREEMENT	60,000
BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (BBVA)	IBERDROLA, S.A.	Contractual	INTEREST PAID ON TRANSACTIONS CONTRACTED IN 2005	141
BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (BBVA)	IBERDROLA, S.A.	Contractual	INTEREST PAID ON TRANSACTIONS CONTRACTED BEFORE 2005	2,304
BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (BBVA)	IBERDROLA, S.A.	Contractual	INTEREST CHARGED ON TRANSACTIONS CONTRACTED IN 2005	2,161
BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (BBVA)	IBERDROLA, S.A.	Contractual	INTEREST ACCRUED BUT UNPAID ON TRANSACTIONS CONTRACTED IN 2005	-155

BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (BBVA)	IBERDROLA, S.A.	Contractual	INTEREST ACCRUED BUT UNPAID ON TRANSACTIONS CONTRACTED BEFORE 2005	-2,530
BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (BBVA)	IBERDROLA, S.A.	Contractual	INTEREST ACCRUED BUT NOT COLLECTED	35
BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (BBVA)	IBERDROLA, S.A.	Corporate	DIVIDENDS DISTRIBUTED	53,630
BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (BBVA)	IBERDROLA, S.A.	Contractual	GUARANTEES AND SURETYSHIPS ISSUED BEFORE 2005	38,145
BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (BBVA)	IBERDROLA, S.A.	Contractual	GUARANTEES AND SURETYSHIPS ISSUED IN 2005	86,438
BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (BBVA)	IBERDROLA, S.A.	Contractual	DEBT DERIVATIVES CONTRACTED BEFORE 2005	761,652
BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (BBVA)	IBERDROLA, S.A.	Contractual	CHECKING ACCOUNTS	-17,913
BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (BBVA)	IBERDROLA, S.A.	Contractual	DEPOSITS (BALANCE AT THE END OF 2005)	258,000
BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (BBVA)	IBERDROLA, S.A.	Contractual	DEBT DERIVATIVES CONTRACTED IN 2005	230,000
BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (BBVA)	IBERDROLA, S.A.	Contractual	EXCHANGE INSURANCE	63,868
BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (BBVA)	IBERDROLA, S.A.	Contractual	EQUITY AND TREASURY STOCK DERIVATIVES	169,075
BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (BBVA)	IBERDROLA, S.A.	Contractual	FOREIGN CURRENCY PURCHASE AND SALE TRANSACTIONS	550,659
BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (BBVA)	IBERDROLA, S.A.	Contractual	PURCHASE AND SALE OF SHARES (AS SECURITIES AGENT)	296,478
BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (BBVA)	IBERDROLA, S.A.	Contractual	ISSUANCES OF NOTES (AS UNDERWRITER)	255,200
BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (BBVA)	IBERDROLA, S.A.	Contractual	FINANCIAL LEASE AGREEMENTS	7,185
BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (BBVA)	IBERDROLA, S.A.	Contractual	OPERATING LEASE AGREEMENTS	1

BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (BBVA)	IBERDROLA, S.A.	Contractual	CONTRIBUTIONS TO PENSION PLANS AND LIFE INSURANCE	2,399
BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (BBVA)	IBERDROLA, S.A.	Commercial	OTHER: ELECTRICITY AND GAS SUPPLY	7,168
CAJA DE AHORROS DE SALAMANCA Y SORIA (CAJA DUERO)	IBERDROLA, S.A.	Corporate	DIVIDENDS DISTRIBUTED	5,921
CAJA DE AHORROS DE SALAMANCA Y SORIA (CAJA DUERO)	IBERDROLA, S.A.	Contractual	CHECKING ACCOUNTS	108
CAJA ESPAÑA DE INVERSIONES, CAJA DE AHORROS Y MONTE DE PIEDAD	IBERDROLA, S.A.	Contractual	FINANCING AGREEMENTS: LOANS	12,000
CAJA ESPAÑA DE INVERSIONES, CAJA DE AHORROS Y MONTE DE PIEDAD	IBERDROLA, S.A.	Contractual	INTEREST PAID	344
CAJA ESPAÑA DE INVERSIONES, CAJA DE AHORROS Y MONTE DE PIEDAD	IBERDROLA, S.A.	Contractual	INTEREST ACCRUED BUT UNPAID	139
CAJA ESPAÑA DE INVERSIONES, CAJA DE AHORROS Y MONTE DE PIEDAD	IBERDROLA, S.A.	Corporate	DIVIDENDS DISTRIBUTED	4,607
CAJA ESPAÑA DE INVERSIONES, CAJA DE AHORROS Y MONTE DE PIEDAD	IBERDROLA, S.A.	Contractual	CHECKING ACCOUNTS	786
CAJA DE AHORROS MUNICIPAL DE BURGOS	IBERDROLA, S.A.	Contractual	FINANCING AGREEMENTS: LOANS	6,010
CAJA DE AHORROS MUNICIPAL DE BURGOS	IBERDROLA, S.A.	Contractual	INTEREST PAID	56
CAJA DE AHORROS MUNICIPAL DE BURGOS	IBERDROLA, S.A.	Contractual	INTEREST ACCRUED BUT UNPAID	1
CAJA DE AHORROS MUNICIPAL DE BURGOS	IBERDROLA, S.A.	Corporate	DIVIDENDS DISTRIBUTED	2,508
CAJA DE AHORROS MUNICIPAL DE BURGOS	IBERDROLA, S.A.	Contractual	CHECKING ACCOUNTS	13
CAJA DE AHORROS MUNICIPAL DE BURGOS	IBERDROLA, S.A.	Contractual	RECEPTION OF SERVICES	3
CAJA DE AHORROS Y MONTE DE PIEDAD DEL CÍRCULO CATÓLICO DE OBREROS DE BURGOS	IBERDROLA, S.A.	Contractual	FINANCING AGREEMENTS: LOANS	6,010

CAJA DE AHORROS Y MONTE DE PIEDAD DEL CÍRCULO CATÓLICO DE OBREROS DE BURGOS	IBERDROLA, S.A.	Contractual	INTEREST PAID	112
CAJA DE AHORROS Y MONTE DE PIEDAD DEL CÍRCULO CATÓLICO DE OBREROS DE BURGOS	IBERDROLA, S.A.	Contractual	INTEREST ACCRUED BUT UNPAID	13
CAJA DE AHORROS Y MONTE DE PIEDAD DEL CÍRCULO CATÓLICO DE OBREROS DE BURGOS	IBERDROLA, S.A.	Corporate	DIVIDENDS DISTRIBUTED	897
CAJA DE AHORROS Y MONTE DE PIEDAD DEL CÍRCULO CATÓLICO DE OBREROS DE BURGOS	IBERDROLA, S.A.	Contractual	CHECKING ACCOUNTS	45
CAJA DE AHORROS Y MONTE DE PIEDAD DEL CÍRCULO CATÓLICO DE OBREROS DE BURGOS	IBERDROLA, S.A.	Contractual	OPERATING LEASE AGREEMENTS	27
BILBAO BIZKAIA KUTXA (BBK)	GRUPO IBERDROLA	Contractual	FINANCING AGREEMENTS: LOANS	11,275
BILBAO BIZKAIA KUTXA (BBK)	GRUPO IBERDROLA	Contractual	INTEREST PAID	369
BILBAO BIZKAIA KUTXA (BBK)	GRUPO IBERDROLA	Contractual	INTEREST CHARGED	31
BILBAO BIZKAIA KUTXA (BBK)	GRUPO IBERDROLA	Contractual	INTEREST ACCRUED BUT UNPAID	48
BILBAO BIZKAIA KUTXA (BBK)	GRUPO IBERDROLA	Contractual	INTEREST ACCRUED BUT NOT COLLECTED	3
BILBAO BIZKAIA KUTXA (BBK)	GRUPO IBERDROLA	Contractual	DEBT DERIVATIVES	1,291
BILBAO BIZKAIA KUTXA (BBK)	GRUPO IBERDROLA	Contractual	DEPOSITS (BALANCE AT THE END OF 2005)	3,381
BILBAO BIZKAIA KUTXA (BBK)	GRUPO IBERDROLA	Contractual	CHECKING ACCOUNTS	-150
BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (BBVA)	GRUPO IBERDROLA	Contractual	FINANCING AGREEMENTS: LOANS CONTRACTED IN 2005	30,552
BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (BBVA)	GRUPO IBERDROLA	Contractual	FINANCING AGREEMENTS: LOANS CONTRACTED BEFORE 2005	442,371
BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (BBVA)	GRUPO IBERDROLA	Contractual	FINANCING AGREEMENTS: LOAN AGREEMENT	23,500

BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (BBVA)	GRUPO IBERDROLA	Contractual	INTEREST PAID ON TRANSACTIONS CONTRACTED IN 2005	2,745
BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (BBVA)	GRUPO IBERDROLA	Contractual	INTEREST PAID ON TRANSACTIONS CONTRACTED BEFORE 2005	39,749
BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (BBVA)	GRUPO IBERDROLA	Contractual	INTEREST CHARGED ON TRANSACTIONS CONTRACTED IN 2005	4,522
BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (BBVA)	GRUPO IBERDROLA	Contractual	INTEREST ACCRUED BUT UNPAID ON TRANSACTIONS CONTRACTED IN 2005	598
BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (BBVA)	GRUPO IBERDROLA	Contractual	INTEREST ACCRUED BUT UNPAID ON TRANSACTIONS CONTRACTED IN 2005	4,892
BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (BBVA)	GRUPO IBERDROLA	Contractual	GUARANTEES AND SURETYSHIPS ISSUED BEFORE 2005	136,916
BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (BBVA)	GRUPO IBERDROLA	Contractual	GUARANTEES AND SURETYSHIPS ISSUED IN 2005	50,000
BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (BBVA)	GRUPO IBERDROLA	Contractual	DEBT DERIVATIVES CONTRACTED BEFORE 2005	549,385
BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (BBVA)	GRUPO IBERDROLA	Contractual	EQUITY AND TREASURY STOCK DERIVATIVES	645
BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (BBVA)	GRUPO IBERDROLA	Contractual	DEPOSITS (BALANCE AT THE END OF 2005)	133,834
BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (BBVA)	GRUPO IBERDROLA	Contractual	DEBT DERIVATIVES CONTRACTED IN 2005	37,149
BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (BBVA)	GRUPO IBERDROLA	Contractual	EXCHANGE INSURANCE	120,072
BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (BBVA)	GRUPO IBERDROLA	Contractual	FOREIGN CURRENCY PURCHASE AND SALE TRANSACTIONS	214,137
BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (BBVA)	GRUPO IBERDROLA	Contractual	PURCHASE AND SALE OF SHARES (AS SECURITIES AGENT)	5,920
BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (BBVA)	GRUPO IBERDROLA	Contractual	ISSUANCES OF BONDS (AS UNDERWRITER)	227,500
BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (BBVA)	GRUPO IBERDROLA	Contractual	ISSUANCES OF EPC (AS UNDERWRITER)	5,000

CAJA DE AHORROS DE SALAMANCA Y SORIA (CAJA DUERO)	GRUPO IBERDROLA	Contractual	FINANCING AGREEMENTS: LOANS	8,625
CAJA DE AHORROS DE SALAMANCA Y SORIA (CAJA DUERO)	GRUPO IBERDROLA	Contractual	INTEREST ACCRUED BUT UNPAID	3
CAJA DE AHORROS DE SALAMANCA Y SORIA (CAJA DUERO)	GRUPO IBERDROLA	Contractual	INTEREST PAID	311
CAJA DE AHORROS DE SALAMANCA Y SORIA (CAJA DUERO)	GRUPO IBERDROLA	Contractual	INTEREST CHARGED	1
CAJA DE AHORROS DE SALAMANCA Y SORIA (CAJA DUERO)	GRUPO IBERDROLA	Contractual	CHECKING ACCOUNTS	35
CAJA ESPAÑA DE INVERSIONES, CAJA DE AHORROS Y MONTE DE PIEDAD	GRUPO IBERDROLA	Contractual	FINANCING AGREEMENTS: LOANS	6,577
CAJA ESPAÑA DE INVERSIONES, CAJA DE AHORROS Y MONTE DE PIEDAD	GRUPO IBERDROLA	Contractual	INTEREST PAID	246
CAJA ESPAÑA DE INVERSIONES, CAJA DE AHORROS Y MONTE DE PIEDAD	GRUPO IBERDROLA	Contractual	INTEREST CHARGED	7
CAJA ESPAÑA DE INVERSIONES, CAJA DE AHORROS Y MONTE DE PIEDAD	GRUPO IBERDROLA	Contractual	INTEREST ACCRUED BUT UNPAID	2
CAJA ESPAÑA DE INVERSIONES, CAJA DE AHORROS Y MONTE DE PIEDAD	GRUPO IBERDROLA	Contractual	CHECKING ACCOUNTS	910

C.2. Describe the relevant transactions that involve a transfer of resources or obligations between the Company or entities within its Group and the directors or managers of the Company:

Individual or corporate name of director or manager	Individual or corporate name of the Company or entity within its Group	Nature of transaction	Type of transaction	Amount (in thousands of Euros)
DIRECTORS AND SENIOR MANAGEMENT	IBERDROLA, S.A.	CORPORATE	DIVIDENDS DISTRIBUTED	11,647
DIRECTORS AND SENIOR MANAGEMENT	IBERDROLA, S.A.	CONTRACTUAL	COMPENSATION CHARGED TO FISCAL YEAR 2004	4,881
DIRECTORS AND SENIOR MANAGEMENT	IBERDROLA, S.A.	CONTRACTUAL	COMPENSATION CHARGED TO FISCAL YEAR 2005	11,903
DIRECTORS AND SENIOR MANAGEMENT	GRUPO IBERDROLA	CONTRACTUAL	COMPENSATION CHARGED TO FISCAL YEAR 2005	2,117

DIRECTORS AND SENIOR MANAGEMENT	IBERDROLA, S.A.	CONTRACTUAL	INDEMNIFICATION CHARGED TO FISCAL YEAR 2004	234
DIRECTORS AND SENIOR MANAGEMENT	IBERDROLA, S.A.	CONTRACTUAL	INDEMNIFICATION CHARGED TO FISCAL YEAR 2005	122
DIRECTORS AND SENIOR MANAGEMENT	IBERDROLA, S.A.	CONTRACTUAL	CONTRIBUTIONS TO PENSION PLANS AND LIFE INSURANCE	5,465
DAS	IBERDROLA, S.A.	CONTRACTUAL	RECEPTION OF SERVICES	86
CORPORACIÓN EÓLICA CESA, S.L.	GRUPO IBERDROLA	CONTRACTUAL	RECEPTION OF SERVICES	37,098

C.3. Describe the relevant transactions made by the Company with other companies belonging to the same group, provided they are not eliminated in the preparation of the consolidated financial statements and they are not part of the ordinary course of business of the Company as to their purpose and conditions:

Corporate name of the entity within the Group	Brief description of the transaction	Amount (in thousands of Euros)
AMARA, S.A.	PURCHASE OF GOODS (FINISHED OR UNFINISHED)	6,944
AMARA, S.A.	PURCHASE OF TANGIBLE FIXED ASSETS	-4
AMARA, S.A.	RECEPTION OF SERVICES	6,425
GRUPO GAMESA	PURCHASE OF GOODS (FINISHED OR UNFINISHED)	223,494
GRUPO GAMESA	RECEPTION OF SERVICES	28,554
GRUPO GAMESA	PROVISION OF SERVICES	108
GRUPO GAMESA	OTHER (SPECIFY)	11,734
GRUPO GAMESA	PURCHASE OF LONG-TERM INVESTMENTS	19,917
ASOCIACIÓN ESPAÑOLA DE LA INDUSTRIA ELÉCTRICA (UNESA)	FINANCING AGREEMENTS: INSTALLMENTS	5,280

C.4. Identify, if applicable, the conflict of interest situations in which directors of the company are involved, pursuant to Section 127 ter of the Companies Law.

The specific conflict of interest situations that arose during 2005 were resolved in accordance with the procedures set forth in the applicable rules and regulations described in section C.5 of this Report.

In this regard, all of Iberdrola's financial transactions in which significant shareholder BBVA participated (i) were negotiated and resolved without the participation of the Proprietary Director Mr. Jesús María Cadenato or of any other of the Directors who previously had such status until April 20, 2005, (ii) were submitted to the Board of Directors for approval, and (iii) were made public pursuant to applicable regulations.

The same procedure was applied to supplies and other transactions contracted by Iberdrola with Lázaro Ituarte, S.A., with Gamesa Corporación Tecnológica, S.A. and with Corporación Eólica CESA, S.L., in which the Director Mr. Juan Luis Arregui Ciársolo is or was during 2005 a shareholder, Director, and Chairman of the Board, respectively, as well as with Turkish company DAS Engineering & Energy Investments Inc., in which a brother of the Director Mr. Lucas María de Oriol López-Montenegro was a member of the Board at the time of execution with the Company of a services agreement for the development of energy business in Turkey.

Finally, it must be stressed that the Vice Chairman & Chief Executive Officer, Mr. José Ignacio Sánchez Galán, did not participate in the resolution adopted by the Board of Directors at its April 20, 2005 meeting, whereby it was approved, upon a proposal made by the Chairman, Mr. Iñigo de Oriol e Ybarra, that upon his ceasing to hold office as Chairman of the Board of Directors of Iberdrola, pursuant to the provisions of the Regulations of the Board of Directors, he would be replaced in such position as Chairman by the current Vice Chairman & Chief Executive Officer, Mr. José Ignacio Sánchez Galán.

C.5. Describe the mechanisms used to detect, determine and resolve potential conflicts of interest between the company and/or its Group, and its directors, managers or significant shareholders.

Directors

Firstly, Article 36.1 of the Regulations of the Board of Directors defines conflict of interest situations in which Directors may be involved as "A conflict of interest shall be deemed to exist in those cases in which there is a conflict, whether direct or indirect, between the interest of the Company and the personal interest of the Director."

The Article also provides that "A personal interest of the Director shall be deemed to exist when a matter affects the Director or a Related Person. For the purposes of these Regulations, the following shall be deemed Related Persons:

a) The Director's spouse or other persons related to the Director by a like relationship of affection.
b) The ascendants, descendants or siblings of the Director or of the Director's spouse (or another person related to the Director by a like relationship of affection).
c) The spouses of the Director's ascendants, descendants and siblings.
d) The companies in which the Director, acting personally or through a third party, falls within any of the cases provided for in Section 4 of Law 24/1988 of July 28 on the Securities Market."

In the event legal entities are appointed as Directors, the following "shall be deemed to be Related Persons:

a) The shareholders who, in respect of the legal entity acting as Director, fall within any of the cases provided for in Section 4 of Law 24/1988 of July 28 on the Securities Market.
b) The companies that form part of the same group, as such is defined in Section 4 of Law 24/1988 of July 28 on the Securities Market, and the shareholders thereof.
c) The individual acting as a representative, the directors (in fact or in law) and the liquidators of, and the representatives holding general powers of attorney granted by, the legal entity acting as Director.
d) Those persons who, in respect of the representatives of the legal entity acting as Director, are deemed related persons pursuant to the provisions of the preceding paragraph applicable to individuals acting as Directors."

The rules governing these conflicts of interest are described in Article 36.2 of such Regulations:

a) Communication: the Director must give notice to the Board of Directors, in the person of the Chairman or the Secretary, of any conflict of interest in which the Director is involved.
b) Abstention: the Director will not attend or participate in the deliberation and voting on those matters in which the Director is affected by a conflict of interest.

Proprietary directors will abstain from voting on those matters that may entail a conflict of interest between the shareholders who have proposed their appointment and the Company.
c) Transparency: in the Corporate Governance Report, the Company will report any cases of conflict of interest involving the Directors and of which the Company is aware by reason of notice given thereto by the Director affected by such conflict or by any other means.

These rules are supplemented by the provisions of Article 40 of the Regulations of the Board of Directors, whereby any transaction by the Company with its Directors "shall be subject to the approval of the Board of Directors, which may make it conditional upon a prior report from the Audit and Compliance Committee." In this sense, "The Board of Directors (and the Audit and Compliance Committee, when a prior report is requested from it) shall evaluate the transaction in light of market conditions."

However, "in the case of customary or recurring transactions in the ordinary course of business, it shall be sufficient to give a generic approval of the kind of transaction and of the conditions for performance thereof."

The aforementioned rules have been further developed through the "Procedure for Conflicts of Interest and Related Transactions Involving Directors and Senior Management," approved by the Board of Directors at its May 25, 2005 meeting, whereby such transactions are negotiated and decided without the participation of the affected Director, submitted to the Board of Directors for approval, and subsequently made public pursuant to applicable regulations.

Article 7 of the Internal Regulations for Conduct in the Securities Markets provides that the members of the Board of Directors as well as any other person who, pursuant to applicable regulations, is designated by the Regulatory Compliance Unit, must refrain from taking part in or influencing decisions that represent or may represent a conflict of interest between such members' or persons' own interests and those of the Company and/or the Group. Any of these members or persons who believe that they may be subject to a conflict of interest shall consult with the Unit before taking part in or influencing any such decisions.

In this sense, the Board of Directors, at the meeting held on July 9, 2003, resolved to create the Regulatory Compliance Unit, which is presided over by the General Secretary and the Secretary of the Board and also includes the Director of Capital Management and the Chief of the Accounting Rules and Internal Control Department.

Managers

The above-mentioned "Procedure for Conflicts of Interest and Related Transactions Involving Directors and Senior Management" subject conflicts affecting managers who report directly to the Vice Chairman & Chief Executive Officer to the same rules of communication, abstention and approval that apply to the Directors.

In addition, the Code of Professional Conduct, which was approved by the Board of Directors at its meeting on February 27, 2002, is applicable to all managers and employees of the Group, regardless of their rank, and dedicates a specific chapter to conflicts of interest.

In dealing with this material, the Code provides that "professional decisions must be based on the best defense of the interests of the Iberdrola Group and may not be influenced by personal or family relationships or any other private interests of the

Group professionals."

The Code also includes examples of situations that could give rise to a conflict of interest:

a) Being involved personally or through relatives in a financial transaction or operation to which the Iberdrola Group is a party.
b) Negotiating or formalizing contracts on behalf of the Iberdrola Group with individuals or entities in which the Group professional has a relative –up to the fourth degree by blood relationship or second degree by marriage– holding a management position, whether as a significant shareholder or director.
c) Being a significant shareholder or director of customers, suppliers, or direct or indirect competitors of the Iberdrola Group for private purposes.
d) Using the resources of the Iberdrola Group for private purposes.

The Code of Professional Conduct also provides that "Under no circumstance may professional activities be performed within the Iberdrola Group that entail or might entail a conflict of interest, except with prior written authorization of the Human Organization and Resources Division." To that effect, "Written notice must be given to an immediate superior regarding any occurrence or possible occurrence of a conflict of interest. The superior shall notify the Human Organization and Resources Division, which shall maintain and manage a Registry covering this type of situation."

Significant shareholders

The transactions by the Company with significant shareholders are regulated by Article 40 of the Regulations of the Board of Directors, which provides that such transactions "shall be subject to the approval of the Board of Directors, which may make it conditional upon a prior report from the Audit and Compliance Committee." In this sense, "The Board of Directors (and the Audit and Compliance Committee, when a prior report is requested from it) shall evaluate the transaction in light of market conditions", and will also examine these transactions with significant shareholders "in light of the principle of equal treatment of shareholders."

As to transactions between the Company and its Directors, such Article also provides that "in the case of customary or recurring transactions in the ordinary course of business, it shall be sufficient to give a generic approval of the kind of transaction and of the conditions for the performance thereof."

Article 30 of the By-Laws expressly refers to conflicts of interest of shareholders providing that "Shareholders participating in a merger or split-off with the company or who are called to subscribe to an increase in capital with the exclusion of pre-emptive rights or to acquire by overall assignment all of the Company's assets, may not exercise their voting rights for the approval of such resolutions by the shareholders acting at the General Shareholders´ Meeting."

This Article also establishes that "The provisions of the foregoing paragraph shall also be applicable when the resolutions affect, (i) in the case of an individual shareholder, the entities or companies controlled by such individual, and (ii) in the case of shareholders which are legal entities, the entities or companies belonging to its Group (in the sense indicated in paragraph four of Article Twenty-Nine), even when these latter companies or entities are not shareholders."

It finally provides that "If the shareholder prohibited from voting as set forth above attends the General Shareholders' Meeting, such shareholders' shares shall be deducted from the shares in attendance at the General Shareholders' Meeting for

purposes of determining the number of shares upon which the majority needed for approval of he resolution with respect to which there is a conflict of interest shall be calculated."

Pursuant to Article 54 of the By-Laws, this voting prohibition will have no effect "upon the occurrence of the following circumstances:

(a) when the Company is the target of a public tender offer aimed at the share capital as a whole; and
(b) when, as a result of the public tender offer, an individual or a legal entity, or several of them acting jointly, acquire an interest equal to two-thirds of the voting capital of the Company; provided the full consideration thereof consists only of cash; or, alternatively,
(c) when, as a result of the public tender offer, an individual or a legal person, or several of them acting jointly, acquire an interest equal to three-quarters of the voting capital of the Company, provided that the consideration thereof consists, in whole or in part, of securities, without giving the recipient an alternative right to receive such consideration wholly in cash."

Article 55 of the By-Laws provides that the removal of this limitation shall be effective from the date of publication of the result of the settlement of the offer in the Listing Bulletin (*Boletín de Cotización*) of the Bilbao Stock Exchange, and the Directors of the Company will have the power –and the duty- to execute the corresponding public instrument formalizing the by-law amendment and to seek registration thereof with the Commercial Registry.

D RISK CONTROL SYSTEMS

D.1. General description of the risk control policy adopted by the company and/or its group, describing and assessing the risks covered by the system and a justification for the adjustment of such system to the profile of each kind of risk.

The General Risk Policy approved by the Board of Directors of Iberdrola in November 2004 is intended to provide the maximum level of guarantees to the shareholders, to other stakeholders and the market in general, as well as to increase the creation of value through an adequate management of the risk-opportunity combination.

Through this Policy, Iberdrola commits itself to developing all its capabilities so that relevant risks of any kind are adequately identified, measured, managed and controlled. For these purposes, a "relevant risk" is any threat that an event, action or omission might prevent the Iberdrola Group from successfully attaining its goals and executing its strategies.

This commitment has been undertaken by the Board of Directors as it has been set forth in the By-laws, specifically in Article 34.3.c, and it is extended to all the activities and business of the Company, including affiliated companies over which the Company exercises effective control.

In order to implement the commitment assumed, the Board of Directors and the Executive Committee have the cooperation of the Audit and Compliance Committee that, in its capacity as consultative body, supervises and reports on the adequacy of the internal control and evaluation system for the relevant risks, all the above taking into account the following Basic Action Principles:

- INTEGRATE the risk/opportunity vision into the management of the company by defining the risk strategy and profile, and incorporating this variable into strategic and operating decisions.

- SEGREGATE, at operating level, the duties of the risk-taking areas and of the areas in charge of analyzing, controlling and supervising risks.

- ASSURE corporate and financial stability in the short and long-term, maintaining an appropriate balance between risk, value and benefit.

- ENSURE the correct use of financial risk hedging instruments and registration thereof as required by the applicable accounting and financial standards.

- REPORT with transparency about the Group's risks and the operation of the systems developed for control thereof to the regulators and main external agents, maintaining appropriate channels to benefit communication.

- FOSTER the development of a culture of risk/opportunity control and management within the Iberdrola Group.

- ALIGN all the specific risk policies that need to be developed with this general policy.

- COMPLY with the applicable laws and regulations related to the control, management and supervision of risks.

- ADOPT the international best practices on Transparency and "Good Governance" relating to risk control, management and supervision as a benchmark for continuous improvement.

In order to implement this policy and put these principles into effect, a Comprehensive Risk Control and Management System is established, supported by an appropriate definition and allocation of duties and responsibilities at the operating level, by specific policies and limits, and by support procedures, methodologies and tools that are described in depth in sections D.4. and D.2., respectively.

Iberdrola's Comprehensive Risk System – which was granted the ISO 9001:2000 quality certificate by AENOR in December 2005 – covers all activities and business divisions of the Company, including affiliated companies over which effective control is exercised, and contemplates all kinds of risks existing in deregulated and regulated activities, at both the domestic and the international level.

- Market risks
- Credit risks
- Business risks
- Regulatory risks
- Operating risks

The control and management of each of these risks at the operating level is carried out by means of appropriate specific systems, both in terms of the tools used and the organizations involved, which fall under the scope of the Group's Comprehensive Risk System.

Owing to its universal and dynamic nature, the systems allow for the consideration of new risks that may affect the Iberdrola Group following changes in its operating

environment or revisions of objectives and strategies, as well as adjustments resulting from ongoing monitoring, verification, review and supervision activities.

D.2. Indicate the control systems that are currently in place to assess, mitigate or reduce the main risks of the company and its group.

As mentioned in the foregoing section, Iberdrola has a "Comprehensive Risk System" in place, which has been certified under ISO 9001:2000 and is supported by:

- A STRUCTURE OF RISK POLICIES AND LIMITS, both qualitative and quantitative, ensuring that risk management is carried out in accordance with the Company's risk profile and effectively contributing to the achievement of the objectives set forth in the Strategic Plan with controlled volatility.

- Monitoring and control of the PROFIT AND LOSS STATEMENT RISKS, which has the twofold purpose of controlling the volatility of the annual income of the Iberdrola Group and optimizing its indebtedness.

- Analysis and control of RISKS ASSOCIATED WITH NEW INVESTMENTS, which allows for the making of balanced decisions in terms of profitability-value-risk by considering the analysis of the risks associated with each investment as an essential element in decision-making.

The process that supports and articulates the development of this system is formed by sequential stages that facilitate the transparency of roles and responsibilities and afford it the necessary systematic elements. The organizations participate in each of the stages according to the responsibilities defined and the procedures in place (see section D.4). All of the foregoing is subject to independent control and monitoring and ongoing supervision.

Due to inherent complexity in the quantification, control and management of risks, Iberdrola has a number of specific risk alert and simulation TOOLS, at both the corporate integration level and the business/risk integration level. The following are worth mentioning:

CORPORATE INTEGRATION TOOLS:

1. Annual Profit and Loss Statement:

This is an integrated tool that reflects the performance of the Group's different business divisions, to which a probability analysis is applied by means of a Monte Carlo simulation. The integrated risk profile of the Group is thus obtained, and so is the individual impact of each of the risks considered.

2. Strategic Plan:

The methodology used is based on the definition and analysis of alternative scenarios that permit a quantification of the effects of the main risks affecting compliance with the goals set in the Strategic Plan and in the definition of action strategies.

3. Analysis of new investments:

All strategic investments are subjected to an exhaustive risk analysis, by means of which the market, credit, business, regulatory, operational and other risks that may compromise the value/profitability objectives of the project are identified and

quantified (by means of a Monte Carlo simulation). This analysis is included, as relevant information, in the decision-making process corresponding to such investment.

BUSINESS/RISK TOOLS:

There are also other tools with more specific application to a given business transaction or risk (fuel, power purchase/sale transactions, financial risks, client risks, etc.), which are used to manage that particular area and are integrated with the corporate systems on an organizational and reporting level.

D.3. In the event some of the risks affecting the company and/or its group materialized, indicate the circumstances giving rise to them and whether the established control systems have worked.

As described in section D.1, Iberdrola's Comprehensive Risk System contemplates all risks inherent in the activities carried out by the Group and in the different markets in which it operates, and which may therefore materialize to a greater or lesser extent throughout the year, which justifies the existence of specific systems aimed at the control and management thereof.

Regarding the set of risks associated with deregulated activities that have had a significant impact on the Profit and Loss Statement, especially notable have been:

- The coming into effect, on January 1, 2005, of the Directive that governs trading in CO2 emission rights in the European Union. In Spain, this Directive has been developed by Royal Decree-Law 5/2004 and Royal Decree 1866/2004; the latter provides for the National Plan for Allocation of Emission Rights, which assigns the electricity industry 268.98 million tons of CO2 for the 2005-2007 period, of which 38.34 million correspond to Iberdrola's facilities; this amount nears the average emissions estimated by the Iberdrola Group.

- The steep drop in hydraulic production (-47.3% compared to the previous year), as a result of one of the lowest rainfalls in the last 60 years.

- The high international prices of fuels and emission rights.

However, the current generation mix, together with the heavy investments made in gas and renewables technologies under the current Strategic Plan have allowed for a significant mitigation of the impact of such risks.

In the area of regulated activities, it must be noted that, in 2005, regulated income in Spain was not sufficient to cover the system costs, which has resulted in an estimated deviation of 3,595 million euros in the industry. Pursuant to Royal Decree-Law 5/2005, of March 11, the financing percentage of such rate deviation corresponding to Iberdrola comes to 35.01%, which equals 1,259 million euros before taxes.

In accordance with the principle of adequacy of rates that governs compensation of all regulated activities and costs (which principle has been upheld by the courts), as well as the obligation to compensate regulated activities through the use of objective, transparent and non-discriminatory standards, as laid down in Section 15 of the Electricity Industry Law, such deviation must be reimbursed to the companies financing it.

As provided in Section 1 of Royal Decree 1556/2005, of December 23, which establishes electricity rates for 2006, negative balances for fiscal year 2005 will be

reimbursed with a charge to the collection on electricity rates in the following fiscal years.

D.4. Indicate whether there is any committee or other decision-making body in charge of establishing and supervising these control mechanisms, and describe the duties thereof.

- The BOARD OF DIRECTORS and the EXECUTIVE COMMITTEE, in the exercise of their duties, are in charge of ensuring the adequate identification, measurement, management and control of all significant risks, of defining the Company's strategy and risk profile, and of approving internal policies and the information to be released regarding risks.

- The AUDIT AND COMPLIANCE COMMITTEE, as a consultative body reporting to the Board of Directors, supervises compliance with risk policies, procedures and limits and reports on the adequacy of the internal system for assessing and controlling risks relevant to the Company.

To that effect, it is supported by the INTERNAL AUDIT DIVISION, which functionally reports to the Chairman of the Audit and Compliance Committee and which, as a governance function, is responsible for supervising the management and control of significant risks relevant to the Company and its Strategic Plan, pursuant to the Basic Internal Audit Regulations of November 26, 2003, approved by the Audit and Compliance Committee and by the Vice-Chairman & Chief Executive Officer of the Company, to which it directly reports.

- For appropriate performance of its duties, the Executive Committee is supported by the following committees/organizations at the operating level:

* OPERATING COMMITTEE: manages and controls the Group's balance of risks according to approved risk policies and limits.

* STRATEGY AND DEVELOPMENT DIVISION: through the Risk Analysis Division, it performs integrated analyses of risks, designs risk policies and limits, and prepares risk information for the different external agents.

* ADMINISTRATION, CONTROL AND REGULATION DIVISION: through the Control Division, it controls the risks and opportunities related to the annual profit and loss statement and new investments, quantifying the effect of the Group's risks at the individual and consolidated level.

* BUSINESS AND CORPORATE UNITS: they identify and manage the risks of their business or areas of authority (financial, legal, regulatory, etc.) according to the policies established at corporate level and within the approved limits.

D.5. Identification and description of the compliance procedures included in the various regulations that affect the company and/or its group.

The Iberdrola Group is present in different countries where it is subject to compliance with different laws and regulations. In particular, the power industry in Spain, where the principal activities of the Group are carried out, is subject to strict regulations that have undergone significant changes in recent years.

Each of the Group's business divisions has specific control, legal affairs and human resources departments which are functionally subordinate to the corresponding corporate divisions and which act in coordination with the business divisions. These departments are responsible for ensuring compliance with applicable laws in

each case.

This includes business divisions abroad, which receive local advice in connection with the specific laws and regulations affecting the business division and the Group in each country.

Additionally, as established in Article 44.2.f) of Iberdrola's By-laws, the Audit and Compliance Committee ensures compliance with legal requirements and the requirements of the Codes of Professional Conduct and Good Governance adopted by the Board of Directors.

E GENERAL SHAREHOLDERS' MEETING

E.1. Indicate the quorum required to hold valid a general shareholders' meeting as established in the by-laws. Describe how it is different from the minimum quorum required by the Companies Law.

Pursuant to Article 21.1 of the By-Laws, "The Ordinary as well as the Extraordinary General Shareholders' Meeting shall be validly established with the minimum quorum required by applicable legislation in effect at all times, taking into account the matters appearing on the agenda."

Section 102 of the Companies Law provides that "The General Shareholders' Meeting shall be validly established at first call if shareholders representing at least 25% of the subscribed share capital with voting rights are present at the meeting in person or by proxy", while "at second call the General Shareholders' Meeting shall be validly established no matter the share capital with voting rights represented therein."

In turn, Section 103 of such Law provides that "to adopt resolutions regarding the issue of debentures, the increase or reduction in share capital, the transformation, merger or split-off of the company and in, general, any amendment of its by-laws, the general or extraordinary general shareholders' meeting shall be validly established if shareholders holding at least fifty percent of the subscribed capital with voting rights are present at the meeting either in person or by proxy." "At second call, shareholders representing twenty-five percent of the capital of the company shall suffice."

As the only exception to the rules provided by the Companies Law, Article 21.2 of the By-Laws increases the quorum required to hold a valid meeting "in order to adopt resolutions regarding a change in the corporate purpose, transformation, total split-off, dissolution of the Company and amendment of this second paragraph of this Article," in which case "shareholders representing two-thirds of subscribed capital with voting rights must be in attendance at the first call of the General Shareholders' Meeting, and shareholders representing sixty (60%) percent of such capital must be in attendance at the second call."

E.2. Explain the rules governing the adoption of corporate resolutions. Describe how they are different from the rules provided by the Companies Law.

Procedures for deliberation and voting

Section 9.i) of the Companies Law provides that the by-laws will set forth "the manner for deliberating upon and adopting resolutions by the collective management decision-making bodies of the company."

With respect to the General Shareholders' Meeting, Article 27 of the By-Laws governs the manner of deliberation and adoption of resolutions upon the following terms:

"1. The Chairman shall: direct the meeting such that deliberations are carried out pursuant to the agenda; accept or reject new proposals relating to matters on the agenda; direct the deliberations, granting the floor to shareholders who so request it, and taking the floor away or refusing to grant it when the Chairman deems that a particular matter has been sufficiently debated, is not included in the agenda or hinders the progress of the meeting; indicate the time for voting; calculate the votes, with the assistance of the Secretary to the General Shareholders' Meeting; proclaim the results thereof; temporarily suspend the General Shareholders' Meeting; close the meeting; and, in general, exercise all powers, including those of order and discipline, which are required to properly hold the General Shareholders' Meeting.

2. The Chairman, even when present at a session, may entrust management of debate to a Director the Chairman deems appropriate, or to the Secretary, who shall carry out these duties on behalf of the Chairman, and the Chairman may remove them at any time. In the event of temporary absence or unexpected disability, the appropriate person pursuant to the provisions of paragraph one of Article Twenty-Five shall assume the duties of Chairman.

3. Votes shall be cast by hand, if needed, but resolutions may be adopted by general consent of the shareholders, without prejudice to applicable provisions regarding the need to record the opposition of shareholders, if any, in the minutes."

In turn, Article 33 of the Regulations for the General Shareholders' Meeting establishes the procedure for voting on proposed resolutions:

"1. Once the shareholder presentations have ended and responses have been made to requests for information pursuant to the provisions of these Regulations, the proposed resolutions regarding matters included in the agenda or which are not legally required to be set forth therein, including proposals made by the shareholders during the meeting, shall be submitted to a vote.

The adoption of resolutions shall proceed following the agenda set forth in the call to meeting. Resolutions proposed by the Board of Directors shall be first submitted to vote and then, if appropriate, resolutions proposed by others shall be voted upon following their priority in time. In any event, once a proposed resolution has been adopted, all others relating to the same matter and which are incompatible therewith shall be withdrawn and therefore need not be voted upon.

If proposals have been made regarding matters that may be approved at the General Shareholders' Meeting without having appeared in the agenda, the Chairman shall decide the order in which they shall be submitted to a vote.

It shall not be necessary for the Secretary to previously read aloud the text of the proposed resolutions which has been provided to the shareholders at the beginning of the meeting, except when deemed appropriate by the Chairman for some or all of the proposals. In any event, the attendees shall be told to which item on the agenda the proposed resolution being submitted to vote refers.

2. As a general rule, and without prejudice to the use of other alternative systems, at the election of the Chairman, voting on the proposed resolutions referred to in the preceding paragraph shall be by show of hands, if necessary, although resolutions may also be adopted upon the general consent of the shareholders. The foregoing

is without prejudice to the shareholders (or their proxies) who desire to abstain, to vote in the negative or in blank or to make known their opposition to or withdrawal from the meeting prior to the voting on the proposal in question, from so stating to the Notary Public (or, in the absence thereof, to the Secretary), or assistants thereto, in order for note to be taken thereof for inclusion in the Minutes of the General Shareholders' Meeting, after verification of their identity and the shares that they own or represent by proxy. In any event, votes validly cast from a distance and which have not been revoked shall also be taken into consideration."

Form of exercising voting rights

Section 105.4 of the Companies Law (incorporated by Law 26/2003, of July 17, on Transparency) provides that, in accordance with the provisions of the by-laws, shareholders may vote "by mail, electronic means or any other distance method of communication, provided that the identity of the voter is duly guaranteed."

To permit shareholders to cast their votes from a distance, Article 28 of the By-Laws provides that shareholders may "cast their vote regarding proposals relating to the items included in the agenda by mail or by electronic communication."

It particularly provides that "Mail votes shall be cast by sending to the Company a document in which such vote is recorded, accompanied by the attendance card issued by the entity or entities in charge of the book-entry registry", while "votes by electronic communication shall be cast using a recognized electronic signature or other type of guarantee that the Board of Directors deems best ensures the authenticity and identification of the shareholder exercising the right to vote."

Article 28.4 of the By-Laws provides that "Votes cast by any means set forth in the preceding paragraphs must be received by the Company before midnight on the day immediately prior to the date provided for the holding upon first call of the General Shareholders' Meeting. Otherwise, the vote shall be deemed not to have been cast."

Article 28.5 empowers the Board of Directors "to elaborate upon the foregoing provisions by establishing the rules, means and procedures adjusted to current techniques in order to organize the casting of votes and grant of proxies by electronic means, following the rules and regulations issued for such purpose, if applicable." It also provides that "The implementing rules adopted by the Board of Directors pursuant to the provisions of this paragraph shall be published on the Company's website."

Finally, Article 28.7 of the By-Laws allows shareholders to revoke their votes from a distance and Article 32.4 of the Regulations for the General Shareholders' Meeting provides that "The distance voting referred to in this Article shall be rendered void:

a) By subsequent express revocation made by the same means used to cast the vote and within the period established for such voting.
b) By attendance at the meeting in person or by proxy of the shareholder casting the vote."

Restrictions on voting rights

Article 29.1 (last part) of the By-Laws provides that "Each voting share, whether cast in person or by proxy at the General Shareholders' Meeting, shall grant the holder the right to one vote."

Pursuant to the provisions of Section 105.2 of the Companies Law, a maximum limit

is established on the votes that a single shareholder may cast, and the exercise of voting rights is also prohibited for shareholders involved in certain situations of conflict of interest with the Company.

Along these lines, Article 29.3 of the By-Laws provides that "no shareholder may cast a number of votes greater than those corresponding to shares representing ten (10%) of share capital, even if the number of shares held exceeds such percentage of capital. This limitation does not affect votes corresponding to shares with respect to which a shareholder is holding a proxy as a result of the provisions of Article Twenty-Three of these By-Laws, although, with respect to the number of votes corresponding to the shares of each shareholder represented by proxy, the limitation set forth above shall apply."

Article 29.4 of the By-Laws also provides that "The limitation set forth in the foregoing paragraph shall also apply to the maximum number of votes that may be collectively or individually cast by two or more shareholders which are entities or companies belonging to the same group. Such limitation shall also apply to the number of votes that may be cast collectively or individually by an individual and a shareholder entity, entities or companies controlled by such individual. A group shall be deemed to exist under the circumstances set forth in Section Four of the Securities Market Law, and an individual shall be deemed to control one or more entities or companies, under the circumstances of control set forth in such Section Four."

Finally, Article 29.5 provides that "Shares deprived of voting rights pursuant to the application of the foregoing paragraphs shall be deducted from the shares in attendance at the General Shareholders' Meeting for purposes of determining the number of shares upon which the majorities needed for the approval of resolutions submitted to the shareholders shall be calculated."

Article 30 of the By-Laws provides that "Shareholders participating in a merger or split-off with the company or who are called to subscribe to an increase in capital with the exclusion of pre-emptive rights or to acquire by overall assignment all of the Company's assets, may not exercise their voting rights for the approval of such resolutions by the shareholders."

This provision adds that "The provisions of the foregoing paragraph shall also be applicable when the resolutions affect, (i) in the case of an individual shareholder, the entities or companies controlled by such individual, and (ii) in the case of shareholders which are legal entities, the entities or companies belonging to its group (in the sense indicated in paragraph four of Article Twenty-Nine), even when these latter companies or entities are not shareholders."

Finally it provides that "If the shareholder prohibited from voting as set forth above attends the General Shareholders' Meeting, such shareholder's shares shall be deducted from the shares in attendance at the General Shareholders' Meeting for purposes of determining the number of shares upon which the majority needed for approval of the resolution with respect to which there is a conflict shall be calculated."

Pursuant to Article 54 of the By-Laws, these restrictions shall not apply "upon the occurrence of the following circumstances:

(a) when the Company is the target of a public tender offer aimed at the share capital as a whole; and
(b) when, as a result of the public tender offer, an individual or a legal entity, or several of them acting jointly, acquire an interest equal to two-thirds of the voting

capital of the Company; provided the full consideration thereof consists only of cash; or, alternatively,
(c) when, as a result of the public tender offer, an individual or a legal person, or several of them acting jointly, acquire an interest equal to three-quarters of the voting capital of the Company, provided the consideration thereof consists, in whole or in part, of securities, without giving the recipient an alternative right to receive such consideration wholly in cash."

Article 55 of the By-Laws provides that the removal of such limitations will be effective from the date of publication of the result of the settlement of the offer in the Listing Bulletin (*Boletín de Cotización*) of the Bilbao Stock Exchange and that the directors of the Company will have the power –and the duty– to execute the corresponding public instrument formalizing the by-law amendment and to seek registration thereof with the Commercial Registry.

Majority required for making decisions

Article 29.1 of the By-Laws provides that "The shareholders, acting at an ordinary or extraordinary General Shareholders' Meeting, shall adopt resolutions with the majorities required by the Companies Law based on votes represented in person or by proxy."

Along these lines, Article 29.2 provides that "The majority needed to approve a resolution shall require the favorable vote of one-half plus one of the voting shares cast in person or by proxy at the General Shareholders' Meeting. The foregoing does not affect situations in which the Law or these By-Laws provide for a greater majority."

In accordance with Section 103.2 of the Companies Law, when at second call, shareholders are in attendance that represent less than fifty percent of the subscribed capital with voting rights, any resolution related to the issuance of debentures, the increase or reduction of capital, the transformation, merger or split-off of the Company and, in general, resolutions involving the amendment of the bylaws, may only be adopted with the affirmative vote of two-thirds of the capital present at the meeting in person or by proxy.

Article 56 of the By-Laws provides that resolutions intended to eliminate or amend the provisions contained in Title III (related to the inapplicability of restrictions in the case of public tender offers), in Articles 29.3 through 29.5, and in Article 30, will require the affirmative vote of three-quarters of the share capital in attendance at the General Shareholders' Meeting.

Finally, pursuant to Article 34.3 of the Regulations for the General Shareholders' Meeting, "For the purposes of determining the number of shares upon which the majority needed to adopt the various resolutions shall be calculated, all shares appearing on the list of attendees shall be deemed to be in attendance, present or represented at the meeting, less: (i) shares whose owners or representatives have left the meeting prior to the voting on the proposed resolution or resolutions in question and have recorded their withdrawal with the Notary Public or, in the absence thereof, with the Secretary or assistants thereto; and (ii) shares which, by application of the provisions of Articles Twenty-Nine and Thirty of the By-Laws, are deprived of the right to vote in general or for the particular resolution in question."

E.3. Explain the rights of the shareholders regarding general shareholders' meetings which are different from the rights provided in the Companies Law.

Right to receive information

In addition to the rights to receive information provided in the Companies Law, Article 20.4 of the By-Laws provides that "There shall be a statement in the call of the General Shareholders' Meeting that any shareholder may obtain from the Company, without charge and on immediate basis, the documents that must be submitted for approval by the shareholders at the General Shareholders' Meeting, as well as the Management Report and the Auditors' Report."

Article 20.5 of such By-Laws further provides that "When the shareholders are to deal with an amendment to the By-Laws, besides the statements required in each case by the Law, the notice of the call must make clear the right of all shareholders to examine at the Company's registered office the complete text of the proposed amendment and the report thereon and to request that such documents be delivered or sent to them without charge."

To facilitate the exercise of the right to receive information prior to the General Shareholders' Meeting, Article 9 of the Regulations for the General Shareholders' Meeting provides that requests for information may be made "by delivery of the request to the Company's registered office, or by delivery to the Company via mail or other means of electronic or long-distance data communication sent to the address specified in the announcement of the meeting or, in the absence of such specification, to the Office of the Shareholder (*Oficina del Accionista*)," regulating the substance and the format of the request for information.

Shareholders may use the website of the Company to exercise such rights, as well as to view any relevant information that may be needed for the exercise of their rights at the General Shareholders' Meeting.

In connection with the exercise of the right to receive information during the General Shareholders' Meeting, Article 17 of the Regulations for the General Shareholders' Meeting provides that "The Company shall set up an Office of the Shareholder in a visible place at the stated premises of the meeting, for the purpose of (i) answering questions regarding the proceedings raised by the shareholders prior to the commencement of the session, without prejudice to the shareholders' legal and by-law rights to take the floor, make proposals and vote, and (ii) assisting and informing attendees and shareholders who wish to take the floor, preparing for such purpose a list of those who previously state their desire to participate, as well as collecting the text of their statements, if such statements are available in writing."

Right to be present at the meetings and to be represented by proxy

In this area, Article 23.2 of the By-Laws provides that "Proxies may be given by postal or electronic correspondence, in which case the provisions of Article Twenty-Eight of the By-Laws for the issuance of votes shall apply to the extent not incompatible with the nature of the proxy."

In addition, Article 24.2 of the By-Laws provides that "The General Shareholders' Meeting may be attended by going to the place where the meeting is to be held or, if applicable, to other places provided by the Company and indicated in the call to meeting, and which are connected therewith by video conference systems that allow recognition and identification of the parties attending, permanent communication among the attendees regardless of their location, and participation and voting. The principal place of the meeting must be located in the municipal area

of the Company's registered office, but supplemental locations need not be so located. For all purposes relating to the General Shareholders' Meeting, attendees at any of the sites shall be deemed attendees at the same individual meeting."

Right to cast votes from a distance

Article 28 of the By-Laws provides that shareholders having the right to attend meetings and to vote thereat may "cast their vote regarding proposals relating to the items included in the agenda by mail or by electronic communication," thus further developing the provisions of Article 32 of the Regulations for the General Shareholders' Meeting relating to the casting of votes from a distance.

E.4. Indicate, if applicable, the measures adopted to encourage the participation of shareholders at General Shareholders' Meetings.

In addition to the rights to receive information, to be present at meetings, to be represented by proxy and to cast votes from a distance mentioned above, the Company develops a policy encouraging the participation of shareholders at the General Shareholders' Meeting with the following measures:

- Publication of the call of the meeting in numerous media, exceeding the legal requirements and the requirements set forth in the By-laws, ensuring broad dissemination of the call.

- Dissemination in the press of the announcement that the meeting cannot be held on first call, and calling the shareholders to attend the meeting on the second call.

- Practices followed to encourage the participation of shareholders, such as gifts and even the payment of attendance bonuses.

- Holding the General Shareholders' Meeting at the best possible site that facilitates the development of the meeting, with high capacity and located at the center of the locality where the Company's registered office is located.

- If necessary, the use is contemplated of accessory locations for attendance at the General Shareholders' Meeting, which are connected to the primary location by videoconference systems permitting recognition and identification of those in attendance, permanent communication among attendees regardless of the place where they are, and participation and voting.

- Hiring of financial brokers or agencies for better distribution of the information about the Shareholders' Meeting among our wide base of institutional and international investors.

- Personalized assistance and guidance to shareholders who wish to participate, through the Office of the Shareholder.

- The provision to shareholders of means for translating the various presentations.

- The possibility of accessing the live transmission of the meeting through the www.iberdrola.com website.

E.5. **Indicate whether the chairman of the General Shareholders' Meeting is also the chairman of the Board of Directors. Describe, if applicable, the measures adopted to ensure independence and proper operation of the General Shareholders' Meeting:**

YES [X] NO [ ]

Description of measures
- On its own initiative, the Board of Directors traditionally requires that a Notary Public attend the Shareholders' General Meeting and prepare the minutes thereof (Article 8.6 of the Regulations for the General Shareholders' Meeting). Therefore, the Chairman and the Secretary of the General Shareholders' Meeting do not prepare the minutes thereof, which is delegated to a notary public, thereby guaranteeing neutrality for the shareholders. - As to the verification of the valid holding of the meeting, the Company has the necessary means to control and electronically compute the proxies and votes from a distance (by mail or electronic communication), as well as to prepare the list of shareholders present –in person or by proxy- at the General Shareholders' Meeting, which list is electronically recorded and attached to the minutes of the meeting, and to compute the quorum to hold meetings and to adopt resolutions (Article 16.2 of the Regulations for the General Shareholders' Meeting). To that effect, the Company prepares and proposes to the entities participating in the *Sociedad de Gestión de Sistemas de Registro, Compensación y Liquidación de Valores, S.A.* (Iberclear) the format of the attendance card to be issued to the shareholders in order for the cards issued to be uniform and to include a bar code or other system which allows for the electronic reading thereof in order to facilitate the computerized calculation of attendees (Article 12.2 of the Regulations for the General Shareholders' Meeting). These computerized systems are also useful to resolve or clarify doubts or claims in connection with the list of attendees. - From the moment they enter the site, shareholders are assisted by the staff of the Office of the Shareholder (Article 18.1 of the Regulations for the General Shareholders' Meeting), which staff is permanently available to resolve any issues and to facilitate shareholders' participation in the General Shareholders' Meeting, as indicated in section E.3 of this Report. - Regarding the powers of the Chairman with respect to the shareholder participation period at the General Shareholders' Meeting, pursuant to Article 27.3 of the Regulations for the General Shareholders' Meeting, the Chairman, in the exercise of his ordering powers: a) may extend the time initially allocated to each shareholder, when the Chairman so deems it appropriate; b) may request the presenting parties to clarify issues that have not been understood or which have not been sufficiently explained during the presentation; c) may call the presenting shareholders to order so that they limit their presentation to business properly before the General Shareholders' Meeting and refrain from making improper statements or exercising their right in an abusive or obstructionist manner; d) may announce to the presenting parties that the time for their presentations will soon be ending so that they may adjust their discourse and, when the time granted for their presentation has ended, or if they persist in the conduct described in the preceding paragraph, may withdraw the floor from them, and, if the Chairman believes that their presentation might alter the proper order and normal conduct of the meeting, the Chairman may adopt appropriate measures in order to comply with this provision; and e) may deny the floor when the Chairman believes that a particular matter has been sufficiently debated, is not included in the agenda, or hinders the progress of the meeting. Such provision also charges the Chairman with maintaining order in the room "in order to allow the participants to make their presentations without undue interruption." - If there are disturbances which temporarily prevent the normal progress of the meeting, Article 30.1 of the Regulations for the General Shareholders' Meeting empowers the Chairman "to suspend the session for the time the Chairman deems appropriate (but not for more than two (2) hours) in order to reestablish the conditions needed for the continuation thereof." - Article 31.1 of the Regulations for the General Shareholders' Meeting provides that at the proposal of the Directors or at the request of shareholders representing at least one-fourth of the capital present at the General Shareholders' Meeting, the attendees may agree to a continuation of their sessions over one or more consecutive days.

E.6. Indicate, if applicable, the amendments made during the fiscal year to the Regulations for the General Shareholders' Meeting.

The Regulations for the General Shareholders' Meeting were approved by the shareholders at the General Shareholders' Meeting held on April 3, 2004, and no amendment has been recorded since then.

However, the Board of Directors has submitted to the shareholders acting at the General Shareholders' Meeting called to take place on March 29, 2006, upon first call, and on March 30, 2006, upon second call, the proposal to amend the By-laws and the Regulations for the General Shareholders' Meeting, in order to extend the term to call the Meeting from 15 days to 1 month and in order to grant shareholders the right to request the inclusion of new items on the Agenda, pursuant to the provisions of Law 19/2005, of November 14, on European corporations registered in Spain.

Furthermore, the Board has submitted to the shareholders acting at the 2006 General Shareholders' Meeting the proposal to amend the By-laws and the Regulations for the General Shareholders' Meeting in order to eliminate the requirement relating to the minimum number of shares granting the right to attend the General Shareholders' Meeting.

E.7. Indicate the data on attendance at the general shareholders' meetings held during the fiscal year referred to in this report:

Attendance data

Date of General Shareholders' Meeting	% of shareholders present in person	% of shareholders represented by proxy	% distance voting	Total %
03-18-2005	25.470	26.820	0.030	52

E.8. Briefly describe the resolutions adopted by the shareholders acting at the general shareholders' meetings held during the fiscal year referred to in this report and the percentage of votes by which each resolution was passed.

GENERAL SHAREHOLDERS' MEETING HELD ON MARCH 18, 2005

One.- Examination and approval, if applicable:

a).- Of the Individual Annual Financial Statements (Balance Sheet, Profit and Loss Statement, and Annual Report) of the Company and of the consolidated annual financial statements of the Company and its controlled Companies, for the Fiscal Year ended on December 31, 2004. (AFFIRMATIVE VOTES: 99.01% OF THE CAPITAL HELD BY SHAREHOLDERS PRESENT IN PERSON OR BY PROXY).

b).- Of the Management Reports of the Company and its Consolidated Group, as of December 31, 2004, as well as of the corporate management for such fiscal year. (AFFIRMATIVE VOTES: 99.04% OF THE CAPITAL HELD BY SHAREHOLDERS PRESENT IN PERSON OR BY PROXY).

Two.- Allocation of profits/losses and distribution of dividends for the Fiscal Year ended on December 31, 2004. (AFFIRMATIVE VOTES: 99.84% OF THE CAPITAL HELD BY SHAREHOLDERS PRESENT IN PERSON OR BY PROXY).

Three.- Delegation to the Board of Directors, for the term of five years, of the power to issue: a) bonds or simple debentures and other fixed-income securities of a like nature (other than notes), as well as preferred stock, up to a maximum amount of

€5.0 billion, and b) notes up to a maximum amount, independently of the foregoing, of up to €3.0 billion; and authorization to the Company to guarantee, within the limits set forth above, new issuances of securities by controlled companies, for which purpose the delegation approved at the General Shareholders' Meeting held on April 3, 2004 is hereby deprived of effect to the extent of the unused amount. (AFFIRMATIVE VOTES: 98.15% OF THE CAPITAL HELD BY SHAREHOLDERS PRESENT IN PERSON OR BY PROXY).

Four.- Authorization to the Board of Directors for the derivative acquisition of the Company's own shares by the Company itself and/or by its controlled Companies pursuant to the provisions of the Law, for which purpose the authorization granted at the General Shareholders' Meeting held on April 3, 2004 is hereby deprived of effect to the extent of the unused amount. Reduction in share capital and amendment of Article 5 of the By-Laws as a result. (AFFIRMATIVE VOTES: 99.11% OF THE CAPITAL HELD BY SHAREHOLDERS PRESENT IN PERSON OR BY PROXY).

Five.- Authorization to the Board of Directors to apply for the listing on and delisting from Spanish or foreign organized secondary markets of the shares, debentures or other securities issued or to be issued, and to adopt such resolutions as may be necessary to ensure the continued listing of the shares, debentures or other securities of the Company that may then be outstanding. (AFFIRMATIVE VOTES: 99.84% OF THE CAPITAL HELD BY SHAREHOLDERS PRESENT IN PERSON OR BY PROXY).

Six.- Authorization to the Board of Directors to create and fund Associations and Foundations pursuant to the applicable legal provisions in effect, with the Board of Directors being empowered to carry out such resolution. (AFFIRMATIVE VOTES: 99.07% OF THE CAPITAL HELD BY SHAREHOLDERS PRESENT IN PERSON OR BY PROXY).

Seven.- Re-election of Deloitte & Touche España, S.L. as the Auditor of the Company and its Consolidated Group for Fiscal Year 2005. (AFFIRMATIVE VOTES: 98.74% OF THE CAPITAL HELD BY SHAREHOLDERS PRESENT IN PERSON OR BY PROXY).

Eight.- Ratification of the appointment of Mr. Sebastián Battaner Arias as Director designated by interim appointment to fill a vacancy. (AFFIRMATIVE VOTES: 99.03% OF THE CAPITAL HELD BY SHAREHOLDERS PRESENT IN PERSON OR BY PROXY).

Nine.- Partial re-election of Directors:

a).- Re-election of the Executive Vice Chairman & Chief Executive Officer, Mr. José Ignacio Sánchez Galán. (AFFIRMATIVE VOTES: 97.08% OF THE CAPITAL HELD BY SHAREHOLDERS PRESENT IN PERSON OR BY PROXY).

b).- Re-election of the Director Mr. Víctor de Urrutia Vallejo. (AFFIRMATIVE VOTES: 97.08% OF THE CAPITAL HELD BY SHAREHOLDERS PRESENT IN PERSON OR BY PROXY).

c).- Re-election of the Director Mr. Ricardo Álvarez Isasi. (AFFIRMATIVE VOTES: 97.08% OF THE CAPITAL HELD BY SHAREHOLDERS PRESENT IN PERSON OR BY PROXY).

d).- Re-election of the Director Mr. José Ignacio Berroeta Echevarría. (AFFIRMATIVE VOTES: 97.08% OF THE CAPITAL HELD BY SHAREHOLDERS PRESENT IN PERSON OR BY PROXY).

e).- Re-election of the Director Mr. Juan Luis Arregui Ciársolo. (AFFIRMATIVE VOTES: 97.08% OF THE CAPITAL HELD BY SHAREHOLDERS PRESENT IN PERSON OR BY PROXY).

f).- Re-election of the Director Mr. Julio de Miguel Aynat. (AFFIRMATIVE VOTES: 97.08% OF THE CAPITAL HELD BY SHAREHOLDERS PRESENT IN PERSON OR BY PROXY).

g).- Re-election of the Director Mr. Sebastián Battaner Arias. (AFFIRMATIVE VOTES: 97.08% OF THE CAPITAL HELD BY SHAREHOLDERS PRESENT IN PERSON OR BY PROXY).

Ten.- Authorization to the Board of Directors of the Company, to the fullest possible extent, for the full development and execution of the foregoing resolutions, expressly including the power to interpret, remedy and complete such resolutions and have them evidenced in the form of public instruments, as well as the right to delegate the powers granted by the shareholders at the General Shareholders' Meeting. (AFFIRMATIVE VOTES: 99.10% OF THE CAPITAL HELD BY SHAREHOLDERS PRESENT IN PERSON OR BY PROXY).

E.9. Indicate, if applicable, the number of shares required to attend the General Shareholders' Meeting and whether there is any by-law limitation in that respect.

As set forth in sections 1 and 2 of Article 22 of the By-laws:

"1. Shareholders holding one hundred (100) or more voting shares may attend the General Shareholders' Meeting and take part in deliberations thereof, with the right to be heard and to vote. Those who hold a lesser number of shares may combine and give their proxy to another shareholder who, in combination therewith, completes the requirement for one hundred (100) shares or more.

2. In order to exercise the right to attend, shareholders' must cause the shares to be registered in their name in the corresponding book-entry registry at least five (5) days prior to the day on which the General Shareholders' Meeting is held. This circumstance must be evidenced by means of the appropriate attendance card or validation certificate issued by the entity or entities in charge of book-entry registries, or in any other form allowed by applicable legislation."

However, the Board of Directors has submitted to the shareholders acting at the General Shareholders' Meeting called to take place on March 29, 2006, upon first call, and on March 30, 2006, upon second call, the proposal to amend the By-laws and the Regulations for the General Shareholders' Meeting, in order to eliminate the requirement relating to the minimum number of shares granting the right to attend the General Shareholders' Meeting.

E.10. Indicate and justify the policies followed by the company with respect to proxy-voting at the general shareholders' meeting.

First of all, it is a policy of the Company to encourage the attendance of shareholders at the General Shareholders' Meeting.

Regarding proxy-voting, Article 12.2 of the Regulations for the General Shareholders' Meeting provides that the Company may propose to the entities participating in the *Sociedad de Gestión de Sistemas de Registro, Compensación y Liquidación de Valores, S.A.* (Iberclear) the format of the attendance card to be issued to the shareholders, "as well as the formula to be recited in such document in order to delegate proxy representation at the meeting in favor of another shareholder, which should also set forth the way in which the proxy-holder will vote on each of the resolutions proposed by the Board of Directors for each item on the agenda in the absence of specific instructions of the shareholder being represented."

The Board of Directors calls the General Shareholders' Meeting and establishes that the following formula may be used for proxy-voting at the General Shareholders' Meeting:

"I hereby grant my proxy for this General Shareholders' Meeting to Shareholder _________ or, absent express appointment, to the Chairman of the Board of Directors of the Company, who shall vote in favor of the proposals included in the Agenda and such others as may be validly submitted, in the same manner as proposed by the Board of Directors, unless voting instructions are indicated in the table below. In the event that the representative is subject to a conflict of interest when voting on any of the items to be submitted to the shareholders at the General Shareholders' Meeting, I hereby authorize such representative to appoint a third shareholder to act as representative."

As a consequence, the voting power under the proxy may be granted to the Chairman of the Board of Directors, in his capacity as shareholder, who, in light of his special knowledge of the Company's business, is in the best position to act in the common interest of all the shareholders and to take into consideration any other legitimate interest, whether public or private, that might influence the development of business activities.

In addition, the shareholder may authorize the proxy holder so that, in the event a conflict of interest affecting the proxy holder with respect to the voting of any of the items submitted for the consideration of the shareholders, he may appoint another shareholder to exercise the proxy.

Notwithstanding the possibility of drafting more detailed instructions, the space included in the attendance card for the voting instructions permits the shareholders to check the box to abstain, to vote in the affirmative, in the negative or in blank in order to facilitate the indications that the represented shareholder desires to give to the proxy holder. Therefore, the voting instructions may be recorded easily in the corresponding computerized system.

Pursuant to Article 23 of the By-laws and Article 11 of the Regulations for the General Shareholders' Meeting, shareholders have the following alternatives to prove the validity of the proxy granted:

a) By submission of the attendance card or a certificate of good standing at the shareholders' registration desks at the place and on the date set for the General Shareholders' Meeting.

b) By mail addressed to the Company including the duly signed proxy and signing the corresponding attendance card for such purpose.

c) By e-mail sent with the recognized electronic signature of the shareholder, by means of a communication to the Company through the website

www.iberdrola.com. The communication will state the name of the proxy holder and of the represented shareholder.

Regardless of the manner in which they are received, all proxies are recorded in a computerized application, which is also used to control and compute proxies and voting instructions, prepare the list of attendees and verify the quorum required to hold valid meetings and the majority required to adopt resolutions, pursuant to Article 16.2 of the Regulations for the General Shareholders' Meeting.

E.11. Indicate whether the company is aware of any policy of institutional investors as to participating or not in the decisions of the company:

YES [ ] NO [X]

Describe the policy

E.12. Indicate the address and manner for accessing corporate governance content on your website.

www.iberdrola.com/information for shareholders and investors

F DEGREE OF COMPLIANCE WITH GOOD GOVERNANCE RECOMMENDATIONS

Indicate the company's degree of compliance with existing good governance recommendations or whether the company has not adopted them, if applicable.

If the company does not comply with any of such recommendations, please explain the recommendations, standards, practices or criteria applied by the company.

Until the single document referred to in ORDER ECO/3722/2003, of December 26, is prepared, the recommendations included in the Olivencia Report and in the Aldama Report should be used as a reference in completing this section.

1.- Information instruments:

Recommendation	Compliance	More information
Website	YES	E.12

2.- General Shareholders' Meeting:

Recommendation	Compliance	More information
Regulations for the General Shareholders' Meeting	YES	E.6
Call made sufficiently in advance and availability of the agenda on the website, proposed resolutions and information offered to the shareholders during the period of preparation of the General Shareholders' Meeting	YES	E.3
Holding and development of the General Shareholders' Meeting, encouraging participation		

by the shareholders	YES	E.4

3.- Board of Directors:

Recommendation	Compliance	More information
Regulations of the Board	YES	B.1.13
Conflicts of Interest	YES	C.4, C.5
Size: reasonable number of members	YES	B.1.2, G
Types of Directors	YES	B.1.3
Separation of Chairman and CEO	YES	B.1.16
Age Limit for Directors	YES	B.1.20
Composition of the Board of Directors	YES	B.1.3
Existence of Board Committees	YES	B.2.2
Composition of the Executive Committee	YES	B.2.2
Composition of the Audit and Compliance Committee	YES	B.2.2
Regulations of the Audit and Compliance Committee	YES	B.2.5
Annual Activities Report of the Audit and Compliance Committee	YES	B.2.5
Composition of the Nominating and Compensation Committee	YES	B.2.2
Regulations of the Nominating and Compensation Committee	YES	B.2.5
Annual Activities Report of the Nominating and Compensation Committee	YES	B.2.5
Limitation on Compensation by Delivery of Stock	YES	B.1.11
Directors' Compensation	YES	B.1.8
Senior Management Compensation	YES	B.1.9
Secretary of the Board	YES	B.1.27, G

4.- Preparation of Annual Financial Statements and Quarterly and Semi-Annual Financial Statements:

Recommendation	Compliance	More information

Certification of the annual financial statements by the Vice Chairman & CEO and the Director of Administration, Control and Regulation	YES	B.1.24
Approval by the Board of the periodic information following a report by the Audit and Compliance Committee	YES	B.1.25, B.1.26, B.2.3
Independence of the Auditor	YES	B.1.28, B.2.3
Unqualified auditor's report	YES	B.1.25
Publication of the Auditor's fees	YES	B.1.29

5.- Comments:

Size of the Board of Directors: reasonable number of members

Since 1991, the number of Directors has fallen from 40 to 19, below the maximum number permitted by Article 36.1 of the By-laws.

The Company has made public its commitment to continue applying the policy to reduce the number of Directors in accordance with good governance recommendations.

Existence of Board Committees

Regarding the committees of the Board of Directors, the Aldama Report provides that "the Committees that should be created for better corporate governance, notwithstanding any other committee that might be created by companies or by the division of the Committees mentioned below into any number of committees, are: (i) the Executive Committee, which has executive powers for the adoption of binding resolutions regarding the Company within the framework of the powers delegated to it; (ii) the Audit and Control Committee, the Nominating and Compensation Committee and, if applicable, the Strategy and Investment Committee, which only have reporting duties and the power to submit proposals to the Board, and such other powers and duties as might be attributed to them by Law, the By-laws or the Regulations of the Board of Directors."

In line with such recommendation, as provided by Article 42 of the By-laws and as described in section B.2.3 of this Report, the Board of Directors of Iberdrola has decided to create and maintain the following committees:

- an Executive Committee;
- an Audit and Compliance Committee; and
- a Nominating and Compensation Committee.

In particular, the Executive Committee, which held 21 meetings in FY 2005, also performs the role, among other duties, of a STRATEGY AND INVESTMENT COMMITTEE, to the extent that it invests most of its time in submitting proposals or information to the Board of Directors about such strategic decisions, investments and divestitures that are relevant for the Company or the Group, assessing their conformity with the budget and the Strategic Plan and performing analysis and follow-up of the business risks.

G OTHER INFORMATION OF INTEREST

If you believe that there is any relevant principle or aspect regarding the corporate governance practices applied by your company that has not been discussed in this Report, please mention and explain it below.

In this section, you may include any other information, clarification or comment relating to the prior sections of this report to the extent that it is relevant and not repetitive.

Specifically, indicate whether the company is subject to laws other than Spanish laws regarding corporate governance and, if applicable, include such information that the company is required to release and that is different from the information released in this Report.

Comments:

Section A.1

- The shareholders acting at the June 16, 2001 General Shareholders' Meeting authorized the Board of Directors of the Company to increase the share capital by half the amount of the then existing share capital through the issuance of new shares in consideration of cash contributions or the conversion of freely-available reserves, and granted it the power to exclude the pre-emptive right. This authorization was granted until June 16, 2006, and has not yet been exercised.

- The shareholders acting at the April 3, 2004 General Shareholders' Meeting authorized the Board of Directors for a term of 5 years to issue debentures or bonds convertible into and/or that may be swapped for shares in the Company and to issue warrants with respect to new shares or outstanding shares of the Company, up to one (1) billion euros, with the power, in the case of convertible bonds and warrants on new shares, to exclude the pre-emptive right of the shareholders and holders of convertible bonds.

- At the aforementioned General Shareholders' Meeting, the shareholders also authorized the Board of Directors for a term of 5 years to issue debentures or bonds convertible into and/or that may be swapped for shares in the Company and to issue warrants with respect to new shares or outstanding shares of the Company, up to one (1) billion euros, without the power to exclude the pre-emptive right of the shareholders and holders of convertible bonds.

- Finally, the Board of Directors has submitted to the shareholders acting at the General Shareholders' Meeting called to be held on March 29, 2006, upon first call, and on March 30, 2006, upon second call, the proposal to authorize the Board of Directors to increase, within a maximum period of five years and if it deems it fit, the share capital up to one-half of the current share capital, on one or more occasions, and at such time and by such amount as the Board deems appropriate, with the power to exclude the pre-emptive right, thus terminating the authorization granted by the shareholders at the June 16, 2001 General Shareholders' Meeting.

Section A.2

- Given that the shares are represented by book entries, extremely accurate information about the interest of shareholders in the share capital is not available. The information provided has been taken from the annual reports of our significant shareholders and from different press releases.

- For purposes of this Corporate Governance Report and in conformity with Schedule I of the National Securities Market Commission Communication 1/2004, of March 17, significant shareholders are the holders of interests that reach the threshold set forth by Royal Decree 377/1991, of March 15, or that, even when they do not reach the percentage established in that Royal Decree "permit the exercise of a significant influence on the company. Unless otherwise shown, significant influence shall mean 'the possibility of appointing or removing any member of the board of directors of the company or of proposing the appointment or removal of any member of the board of directors of the company and, in general, whatever is provided in the regulations implementing Section 35 of the Securities Market Law.'" As a consequence, the savings associations associated in the Federación de Cajas de Ahorro de Castilla y León have been considered significant shareholders during Fiscal Year 2005, given that they have proposed the appointment of Mr. Sebastián Battaner Arias as Member of the Board of Directors.

However, at its February 22, 2006 meeting, the Board of Directors resolved, following a proposal made by the Nominating and Compensation Committee, to re-characterize Mr. Sebastián Battaner Arias as Independent Director, given that he has now severed his ties with the said savings associations and in view of his extensive professional background, his proven independence of opinion and his sound personal prestige, in addition to his broad institutional presence in an area of great significance to Iberdrola, S.A. This means that, starting on the date of this resolution, the above-mentioned savings associations will cease to be considered holders of significant interests, in view of their shareholdings and the fact that they do not have a representative on the Board of Directors. All of the foregoing was timely reported to the National Securities Market Commission on February 22, 2006.

- The approximate distribution of interests in share capital by type of shareholder is a follows:

- Foreign institutions	38%
- Domestic institutions	33%
- Retail investors	29%

- On June 30, 2005, Santander Investment Services, S.A. submitted to the National Securities Commission, in its capacity as reporting party with respect to Chase Nominees Ltd., a report of significant interests consisting of 75,357,975 shares in the share capital of Iberdrola, S.A., representing 8.359% of the share capital, expressly stating that Chase Nominees Ltd. is required to report its participation as nominee (Section 3.1 of Royal Decree 377/1991, of March 15) acting on behalf of its clients, none of which is, in turn, subject to report a significant interest if only the individual shareholding registered with Chase Nominees Ltd is taken into account.

- On February 2, 2005, State Street Bank and Trust Co. submitted to the National Securities Commission a report of significant interests reflecting a total interest consisting of 53,449,557 shares, representing 5.929% of the share capital, expressly stating that it acts as nominee and confirming that none of its clients domiciled in a tax haven holds an interest equal to or greater than 1% and that none of its clients domiciled outside of a tax haven holds, according to its records, interests equal to or greater than 5%.

- Although they are not deemed significant shareholders, below is a list, for information purposes, of other shareholders with a stable presence in the share capital:

Shareholder	Number of shares	% capital
Montes de Piedad y Caja de Ahorros de Ronda, Cádiz, Almería, Málaga y Antequera (Unicaja)	11,859,382	1.32%
Caja de Ahorros de Valencia, Castellón y Alicante (Bancaja)	9,050,000	1.00%
Sociedad de Desarrollo de Navarra, S.A. (Sodena)	9,015,492	1.00%
Caja de Ahorros de Murcia (Caja Murcia)	6,761,618	0.75%
Caja de Ahorros Castilla La Mancha	4,361,774	0.48%
Caja de Ahorros de Vitoria y Álava (Caja Vital)	1,040,200	0.12%
Caja de Ahorros y Monte de Piedad de Extremadura	1,000,000	0.11%

Section A.3

- Pursuant to the provisions of Article 49 of the By-laws, each Director must show the recordation of a lien upon ten thousand (10,000) shares of the Company as a guarantee for any liabilities which may be incurred in the performance of the Director's duties.

- Adding the interests of significant shareholders and the shares owned by Directors, the percentage of shares held by the Board of Directors is 17.089%.

Section A.5

- "Uragua, S.A. en Liquidación" is a Uruguayan company, and therefore, has no CIF (Tax Identification Code) but has the corresponding Uruguayan tax identification.

On November 30, 2005, the shareholders acting at the General Shareholders' Meeting resolved its dissolution and the commencement of the liquidation proceeding.

- The description of related transactions with significant shareholders is contained in Section C of this Report.

Section A.8

At year-end 2005, the number of shares of the Company's own stock and derivatives on treasury shares is 7,378,392, which accounts for 0.818% of the share capital. Of such amount, 109,537 correspond to the Company's own stock and 7,268,855 are call options on the Company's own stock expiring in 2006.

Based on the authorizations granted to the Board of Directors by the shareholders acting at the General Shareholders' Meeting, mentioned in Section A.9 of this Report, during fiscal year 2005, Iberdrola S.A. acquired 15,974,485 shares of its own stock in the amount of 319.5 million euros. In addition, 16,082,326 shares of its own stock were sold in the amount of 321.1 million euros.

Section B.1.2

At its April 20, 2005 meeting, the Board of Directors of Iberdrola approved, following a proposal made by its Chairman, Mr. Iñigo de Oriol e Ybarra, to the effect that upon his ceasing to hold office as Chairman of the Board of Directors of Iberdrola, pursuant to the provisions of the Regulations of the Board of Directors, he would be replaced in such position as Chairman by the current Vice Chairman & Chief Executive Officer, Mr. José Ignacio Sánchez Galán.

Since the integration in 1991 of the companies that gave rise to Iberdrola, S.A., to date, the number of Directors has decreased from 40 to 19, below the maximum number of Directors set by Article 36 of the By-laws.

In this regard, as was reported to the National Securities Market Commission as a significant event on April 20, 2005, the Directors Mr. Javier Aresti y Victoria de Lecea and Mr. José Luis Antoñanzas Pérez-Egea ceased to hold office upon reaching the regulatory age and Mr. Santiago Mayner Oyarbide and Mr. José Antonio Fernández Rivero submitted their resignation as proprietary Directors.

On the above-mentioned date, the Board of Directors of the Company resolved to appoint, on an interim basis, the shareholders Mr. Xabier de Irala Estévez and Mr. Jesús María Cadenato Matía, on behalf of BBK and BBVA, respectively, thus filling the vacancies left by Mr. Santiago Mayner Oyarbide and by Mr. José Antonio Fernández Rivero. These appointments will be submitted for ratification by the shareholders at the General Shareholders' Meeting called to take place on March 30, 2006.

The Company has made public its commitment to continue applying the policy to reduce the number of Directors in line with good governance recommendations.

Section B.1.3

- On April 20, 2005, it was communicated to the National Securities Market Commission as a significant event that the Board of Directors of the Company resolved, at the meeting held on such date, to approve the characterization of Mr. José Ignacio Berroeta Echevarría as external independent Director, in view of the time passed since he stepped down as chairman of BBK, his professional and personal prestige, as well as his independence of opinion.

- At its February 22, 2006 meeting, the Board of Directors resolved, following a proposal made by the Nominating and Compensation Committee, to re-characterize Mr. Sebastián Battaner Arias as Independent Director, given that he has now severed his ties with the savings associations associated in the Federación de Cajas de Ahorro de Castilla y León and in view of his extensive professional background, his proven independence of opinion and sound personal prestige, in addition to his broad institutional presence in an area of great significance to Iberdrola, S.A.

Section B.1.6

On April 21, 2005, Iberdrola, S.A., the sole shareholder of "Apex 2000, S.A.," resolved to change the corporate name of this real estate subsidiary to "Iberdrola Inmobiliaria, S.A."

Sections B.1.8 and B.1.9

In addition to the variable compensation accrued during the fiscal year, which is set forth in the table under section B.1.8, Executive Directors have received an achievement bonus accrued on a multi-annual basis in the amount of 2.301 million euros. Also, in addition to the compensation accrued during the fiscal year, which is set forth in section B.1.9, Senior Management members other than Directors have received a like bonus in the amount of 4.816 million euros.

The information contained in section B.1.8 of this Report coincides with the information reflected in Note 39 to the Annual Financial Statements for fiscal year 2005 relating to the compensation paid to the Board of Directors, although it is classified differently due to the regulated nature of the contents of this section B.1.8 of this Report pursuant to the provisions of the National Securities Market Commission Communication 1/2004.

Section B.1.10

In the 1990s, the Company began to include these kinds of clauses in contracts with its managers, although most of the contracts with indemnity clauses were executed in October 2000. Such contracts currently encompass 89 managers, including the 15 members of the Senior Management of the Company (i.e., the two Executive Directors and the 13 managers listed in Section B.1.9 of this Report).

The purpose is to attain an effective and sufficient degree of loyalty from the senior-level executives required for the management of the Company and thus avoid the loss of experience and knowledge that might jeopardize the achievement of the strategic goals. Essentially, these clauses include severance packages for the members of the management team on the basis of length of service to the Company, with annual payments ranging from a minimum of 2 years to a maximum of 5 years.

Section B.1.27

The Secretary of the Board of Directors also acts as Legal Counsel to the Company's Management Decision-Making Bodies, thus reinforcing his duty to assure the formal and substantive legality of the actions of such Bodies.

In addition, the Secretary is a member of the executive team, given that he is the General Secretary of the Company.

Section B.1.29

Of the 853,000 euros of non-audit work performed by the audit firm, 535,000 euros corresponds to certification engagements which are mandatory to comply with certain requirements.

Section B.1.30

The self-assessment process carried out by the Audit and Compliance Committee in 2005 showed that it was timely to formalize the auditor hiring policy pursued by Iberdrola, thus reflecting the internal regulations and the practices adopted by the Company in its relationship with the Group's auditors.

The "Auditor Hiring Policy" was approved by the Committee at its November 23, 2005 meeting, and is fully contained in the Committee's Activities Report for fiscal year 2005.

Within the framework of this policy, the Committee has resolved that the proposal to the Board for appointment of the auditor of the Company's annual financial statements for the 2006-2008 period to be submitted to the shareholders at the next General Shareholders' Meeting be implemented by means of a competition among firms meeting the requirements that the Committee has established in the past in order for them to qualify as auditor of Iberdrola and its Group.

The suitability of carrying out this competition is in line with the recommendations that the Committee has made to the effect that guidelines for the appointment of auditors should be in place, consistent with "Good Governance" practices which have evolved in keeping with the requirements of the operating environment, based on standards of prudence, cogency and rigor.

Thus, the implementation of an audit competition guarantees the most transparent, effective and equitable appointment procedure, consistent with the standards so far applied by the Committee.

Section B.1.31

The Director Mr. José Orbegozo Arroyo has an interest of 24.6% in the capital of Olaguibel Servicios Generales, S.L., which, in turn, holds 19.6% of the capital of Fanox Electronic, S.L. As a consequence, such Director is attributed an indirect interest of 4.82% in Fanox Electronic, S.L. which, added to its direct interest of 0.4%, results in a total interest of 5.22%.

At year-end 2005, the Director Mr. Juan Luis Arregui Ciársolo had an interest of 26.48% in the capital of Ceatesalas, S.L., which, in turn, holds 93.13% of the share capital of Corporación Eólica CESA, S.L. As a consequence, such Director is attributed an indirect interest of 24.66% in the latter company.

However, as of January 24, the Director Mr. Juan Luis Arregui Ciársolo has transferred his entire interest in Ceatesalas, S.L. to Acciona, S.A., pursuant to an agreement for the purchase/sale of equity interests, and by virtue of which he does not maintain any direct or indirect interest in Corporación Eólica CESA, S.L. This purchase/sale agreement is subject to the condition precedent that the transaction be given the express or implied approval of the Competition Service (Servicio de Defensa de la Competencia), which was notified on January 30, 2006. Furthermore, pursuant to the provisions of such purchase/sale agreement, it is expected that at the next General Shareholders' Meetings of Ceatesalas, S.L. and Corporación Eólica CESA, S.L., his resignation as Chairman of the Board of both companies will be accepted, and the he will not from that time hold any position within the management decision-making bodies thereof.

Section B.2.2

In clarification of the information provided in this section, it should be noted that Mr. José Ignacio Sánchez Galán is the Vice Chairman & Chief Executive Officer and that Mr. José Antonio Garrido Martínez and Mr. Javier Herrero Sorriqueta are Vice Chairmen of the Board of Directors.

Section C

All the information on related transactions contained in this 2005 Annual Corporate Governance Report is also contained in the Semi-Annual Information that on February 9, 2006 was communicated by the Company as a significant event, by using the form of Periodic Public Information established for these purposes by the National Securities Market Commission.

Section C.1

The transactions conducted with significant shareholders in FY 2005 have been carried out in the ordinary course of business and have conformed to arm's length terms. The information about such transactions is not needed to state the true financial position and results of operations of the Company. However, the most significant transactions have been:

1. Bank financing transactions:

On April 13, a loan in the amount of 1.200 billion euros was formalized with 16 prime financial entities, in two tranches, the first of which (in the amount of 500 million euros) consisted of the renewal of the "Club-Deal"-type loan formalized in May 2004, with a new repayment term of seven years, and the second of which was implemented as a 7-year credit line in the amount of 700 million euros. In the first tranche, BBVA reduced its share

from 100 million euros to 50 million euros, and took up 70 million euros in the second tranche.

On May 25, within the framework of a liquidity strengthening strategy, by means of the formalization of bilateral transactions in the amount of 500 million euros with prime financial entities, a bilateral credit line was signed with BBVA in the amount of 60 million euros, with availability during a three-year period. On the same date, the 364-day loan agreement was reduced by such amount.

2. Interest rate and exchange rate derivative instruments

Interest rate and exchange rate hedging transactions for an amount equivalent to 1.440 billion euros were conducted, of which 230 million correspond to transactions with BBVA.

Derivative transactions were awarded through competitive biddings among financial institutions of proven solvency.

3. Surplus deposits and drawdowns under credit lines

Drawdowns under checking account overdraft and credit facilities amounted to a daily average amount equivalent to 400 million euros, of which 54 million euros corresponded to BBVA.

In addition, treasury surpluses for an average daily amount equivalent to 48 million euros were deposited, and the transactions with BBVA accounted for 25% of such amount.

These transactions are conducted daily in order to regulate the liquidity of the Group by previously requesting quotations from about 20 financial institutions.

4. Capital Market Transactions

On June 1, BBVA acted as placement agent of a private issuance of bonds made by Iberdrola Finanzas, S.A. and guaranteed by Iberdrola, S.A. in the amount of 60 million euros. In addition, on June 22, Iberdrola Finanzas, S.A. made a public issuance of bonds in the Euromarket with the guarantee of Iberdrola, S.A. in the amount of 500 million euros, placed through 8 entities, in which BBVA acted as Manager and Underwriter together with three other prime entities. On September 30, such issuance was enlarged by the amount of 250 million euros, in which only the Managers and Underwriters of the original issuance participated (BBVA together with three other prime entities).

In short-term capital markets, notes have been issued in the amount of 742 million euros, of which BBVA placed 34% and BBK placed 5%. In addition, and supplementing the domestic notes program,

Iberdrola International BV has issued, with the guarantee of Iberdrola, S.A., 1.853 billion euros, of which 5 million euros were placed through BBVA.

5. Purchase and sale of shares

Transactions have been carried out through BBVA for a consideration of 296 million euros.

6. Guarantees and suretyships

BBVA has issued bank guarantees in favor of companies belonging to the Iberdrola Group in the amount of 86 million euros.

7. Purchase and sale of foreign currency

Transactions for a consideration of 1.324 billion euros have been carried out, of which 42% have been made with BBVA.

8. Equity derivatives

Equity and treasury stock derivatives have been contracted with BBVA in the amount of 169 million euros.

Section C.2

In addition to the compensation accrued during the fiscal year, Executive Directors and Senior-Management members have received an achievement bonus accrued on a multi-annual basis in the amount of 7,116.74 thousand euros, of which 5,836.37 thousand euros have been paid by Iberdrola, S.A. and the remaining 1,280.37 thousand euros have been paid by other companies within the Group.

Also included are transactions made with Corporación Eólica CESA, S.L., in which Director Juan Luis Arregui Ciársolo was Chairman of the Board during 2005, as well as with the Turkish company DAS Engineering & Energy Investments Inc., in which a brother of Director Lucas María de Oriol López-Montenegro was a member of the Board at the time of execution with the Company of a services agreement for the development of energy business in Turkey. In all cases, they are transactions carried out in the ordinary course of business, made under arm's length conditions, and in respect of which no information is needed in order to accurately reflect the financial situation and the results of operations of the Company.

Section C.3

Transactions made with subsidiaries and affiliated companies that have not been terminated in the consolidation process are in the ordinary course of the Company's business, carried out under arm's length conditions and of little significance to accurately reflect the financial situation and results of operations of the Company.

In addition to intra-group transactions, also included are the fees paid by Iberdrola to the Asociación Española de la Industria Eléctrica (UNESA).

Section E.7

Regarding the data on proxy-voting and distance voting at the General Shareholders' Meeting held on March 18, 2005, 3,695 shares voted and another 6,745 carried out the formalities for proxy-voting by electronic means, by using the procedure established for such purpose on the Company's website, www.iberdrola.com. In addition, a total of 229,229 shares cast their vote and another 935,961 carried out the formalities for proxy-voting by mail.

This annual corporate governance report was approved by the Board of Directors of the company at the meeting held on february 22, 2006.

Indicate the Directors that voted against the approval or that abstained from voting in connection with the approval of this Report.

Board of Directors	10-Jan-07 Total number of shares	% Capital	Number of shares directly held	% Capital	Number of shares Ind. Held	% Capital
Sánchez Galán, Jose Ignacio	365,049	0.040%	203,076	0.023%	161,973	0.018%
Arregui Ciarsolo, Juan Luis	18,410,200	2.042%	200	0.000%	18,410,000	2.042%
Urrutia Vallejo, Victor	1,504,066	0.167%	530,816	0.059%	973,250	0.108%
Alvarez Isasi, Ricardo	1,125,742	0.125%	50,000	0.006%	1,075,742	0.119%
Battaner Arias, Sebastian	13,500	0.001%	13,500	0.001%	0	0.000%
Berroeta Echevarría, Jose Ignacio	34,528	0.004%	2,915	0.000%	31,613	0.004%
De Irala Estevez, Xavier	40,783	0.005%	40,783	0.005%	0	0.000%
De Miguel Aynat, Julio	44,521	0.005%	44,521	0.005%	0	0.000%
Macho-Stadler, Inés	10,112	0.001%	10,112	0.001%	0	0.000%
Medel Cámara, Braulio	10,112	0.001%	10,112	0.001%	0	0.000%
Orbegozo Arroyo, Jose	500,000	0.055%	23,666	0.003%	476,334	0.053%
Oriol Lopez Montenegro, Lucas Maria	179,928	0.020%	17,525	0.002%	162,403	0.018%
Oriol Ybarra, Iñigo Victor	2,214	0.000%	2,214	0.000%	0	0.000%
Pla Royo, José Carlos	1,011	0.000%	1,011	0.000%	0	0.000%
Ybarra Zubiria, Mariano	64,001	0.007%	34,001	0.004%	30,000	0.003%
TOTAL	**22,305,767**	**2.474%**	**984,452**	**0.109%**	**21,321,315**	**2.365%**

- ***Segun informacion pública C.N.M.V.***

TREASURY STOCK

Shareholder	Number shares	% Capital	Shares held directly	% Capital	Nº acciones indirectas	% Capital
Iberdrola posesión final 30-11-06	2,955,105	0.328%	2,955,105	0.328%	0	0.00%
TOTAL	**2,955,105**	**0.33%**	**2,955,105**	**0.33%**	**0**	**0.00%**

- *Segun informacion pública C.N.M.V. el 5 de diciembre 2006*

Group of permanent shareholders

Shareholder	Number shares	% Capital	Shares held directly	% Capital	Nº acciones indirectas	% Capital
BBK (Bilbao Bizkaia Kutxa)	89,845,181	9.97%	89,845,181	9.97%		
BBVA	49,231,974	5.46%	44,198,082	4.90%	5,033,892	0.56%
ACS	90,154,918	10.00%	90,154,918	10.00%		
TOTAL	**229,232,073**	**25.43%**	**224,198,181**	**24.87%**	**5,033,892**	**0.56%**

- *Segun Informacion pública C.N.M.V.*



REGULATIONS FOR THE

GENERAL SHAREHOLDERS' MEETING

OF IBERDROLA, S.A.

TITLE V. CONDUCT OF THE GENERAL SHAREHOLDERS' MEETING 12

TITLE VI. INTERPRETATION 27

REGULATIONS FOR THE GENERAL SHAREHOLDERS' MEETING OF IBERDROLA, S.A.

PREAMBLE

In order to reinforce the transparency of listed companies, Law 26/2003 of July 17 (the "Transparency Law"), which modifies Law 24/1988 of July 28 on the Securities Market (the "Securities Market Law") and the consolidated text of the Companies Law, has introduced a new Article 113 into the Securities Market Law pursuant to which, and in accordance with the recommendations of the Special Commission for the Promotion of Transparency and Security in the Securities Markets and Listed Companies (*Comisión Especial para el Fomento de la Transparencia y Seguridad en los Mercados Financieros y las Compañías Cotizadas*), listed companies are required to have rules governing all matters relating to the General Shareholders' Meeting vis-à-vis the provisions of Law and the By-Laws.

In compliance with this provision, and drawing upon the standard that the Company's relationship with its shareholders is based upon principles of equal treatment among shareholders, transparency and the broad and continuous supply of information, Iberdrola, S.A. (hereinafter, "Iberdrola" or the "Company") hereby adopts these Regulations for the General Shareholders' Meeting, which systematize and develop the guidelines for this corporate decision-making body so that all of the shareholders can sufficiently understand the Company's situation and fully exercise their rights at the General Shareholders' Meeting.

PRELIMINARY TITLE

Article 1. Purpose of the Regulations.

These Regulations are intended to determine the basic rules for the preparation, call, quorum, conduct, adoption of resolutions at, conclusion and documentation of the General Shareholders' Meeting of the Company, as well as for the exercise for such purpose of the voting rights belonging to the shareholders of Iberdrola.

These Regulations are also intended to facilitate the effective exercise by the shareholders of their powers at a General Shareholders' Meeting, pursuant to the provisions of Law and the By-Laws.

Article 2. Scope of Application of the Regulations.

These Regulations shall apply to all General Shareholders' Meetings of the Company, whether Ordinary or Extraordinary.

Article 3. Dissemination of the Regulations.

These Regulations shall be communicated to the National Securities Market Commission (*Comisión Nacional del Mercado de Valores*) and registered with the Commercial Registry (*Registro Mercantil*) pursuant to applicable rules and regulations. The current text of these Regulations shall also be made available on the website of the Company.

Article 4. Order of Priority.

These Regulations further elaborate and supplement the legal and by-laws provisions applicable to the General Shareholders' Meeting, which provisions shall prevail in the event of a conflict with the provisions of these Regulations.

Article 5. Amendment of the Regulations.

The Board of Directors, and shareholders who individually or collectively hold interests equal to or greater than five (5%) percent of the share capital of the Company, shall have the right to propose amendments to these Regulations.

TITLE I. DEFINITION, TYPES AND POWERS OF THE GENERAL SHAREHOLDERS' MEETING

Article 6. Definition and Types of General Shareholders' Meetings.

1. The group of all duly convened shareholders meeting at a General Shareholders' Meeting to debate and decide by the required majorities those matters within their power, or to be informed of those other matters that the Board of Directors deems appropriate, constitutes the sovereign decision-making body of the Company. The decisions thereof are binding upon all shareholders, including those who are absent, dissenting, abstain from voting and who lack the right to vote, without prejudice to the rights such shareholders may have to challenge such decisions.

2. General Shareholders' Meetings may be ordinary or extraordinary.

The shareholders acting at an Ordinary General Shareholders' Meeting, which shall be previously called for such purpose, must meet within the first six (6) months of each fiscal year in order to review corporate management, approve financial statements from the prior fiscal year, if appropriate, and decide upon the allocation of profits from such fiscal year. Resolutions may also be adopted at the Ordinary General Shareholders' Meeting regarding any other matter within the power of the shareholders, which powers are set forth in Article Seven, provided that such matters appear on the agenda and that shareholders with the required capital are in attendance at the General Shareholders' Meeting.

Any General Shareholders' Meeting not provided for in the foregoing paragraph shall be deemed an Extraordinary General Shareholders' Meeting and shall meet at any time of the year, provided that the Board of Directors deems such meeting to be appropriate.

Article 7. Powers of the Shareholders Acting at a General Shareholders' Meeting.

1. The shareholders at a General Shareholders' Meeting shall decide the matters assigned thereto by Law or the By-Laws, and particularly regarding the following:

   a) Appointment and removal of Directors.

   b) Appointment and removal of Auditors.

   c) Review of corporate management; approval, if appropriate, of financial statements from the prior fiscal year and decision regarding the allocation of the results thereof.

   d) Increase or reduction in share capital, and delegation to the Board of Directors of the power to increase capital.

   e) Issuance of debentures and other negotiable obligations and delegation to the Board of Directors of the power for the issuance thereof.

   f) Approval of the derivative acquisition of the Company's own shares.

   g) Approval and amendment of these Regulations.

h) Amendment of the By-Laws.

i) Merger, split-off, transformation of the Company, dissolution and overall assignment of assets and liabilities.

2. In addition, the shareholders acting at a General Shareholders' Meeting shall decide any matter submitted to them by the Board of Directors.

TITLE II. ORGANIZATION OF THE GENERAL SHAREHOLDERS' MEETING

Article 8. Call of the General Shareholders' Meeting.

1. Pursuant to the provisions of the By-Laws, the General Shareholders' Meeting must be formally convened by the Board of Directors through an announcement published in the Official Bulletin (*Boletín Oficial*) of the Commercial Registry and in one of the newspapers of wider circulation in Vizcaya at least one month prior to the date set for the holding thereof, except in cases where the Law provides for a different period, in which case the provisions thereof shall apply.

2. The Board of Directors must call a General Shareholders' Meeting in the following events:
   a) In the event set forth in paragraph two of Article Six above.

   b) In the event that the meeting is requested in writing by shareholders who hold or represent at least that percentage of capital provided for by Law, which request sets forth the matters to be addressed. In this event, the Board of Directors shall call for the General Shareholders' Meeting to be held within thirty (30) days following the date on which a notarized request for such call has been made. The Board of Directors must include the requested matters in the agenda.

   c) In the event a tender offer is made for the securities of the Company, in order to report to the shareholders regarding the tender offer and to debate and decide upon those matters submitted for their consideration. Any shareholder holding voting shares representing at least one (1%) percent of share capital shall have the right to request inclusion of matters in the agenda of the General Shareholders' Meeting to be called for this purpose.

3. Notice of the call must contain all statements required by Law under such circumstances and must in all events set forth the day, place and time of the meeting upon first call and all matters to be dealt with. The announcement may also, if appropriate, set forth the date on which the General Shareholders' Meeting shall proceed upon second call.

4. The Company shall deliver a copy of the notice of the call to the National Securities Market Commission. The text of the announcement shall also be accessible through the Company's website.

5. Beginning on the date of the announcement of the call, such information as is deemed appropriate to facilitate the attendance of the shareholders at the General Shareholders' Meeting and their participation therein shall be contained in the Company's website, including at least the following:

a) Documents relating to the General Shareholders' Meeting that are required by Law, with information regarding the agenda, proposals made by the Board of Directors, and any other relevant information that the shareholders might need in order to cast their vote.

b) The existing channels of communication between the Company and the shareholders and, in particular, explanations pertinent to the exercise of a shareholder's right to information, indicating the postal and e-mail addresses to which the shareholders may direct their requests.

c) The means and procedures for granting a proxy to attend the General Shareholders' Meeting.

d) The means and procedures for distance voting, including, where applicable, the forms required to evidence attendance and the casting of votes by means of data transmission at the General Shareholders' Meeting.

6. Shareholders representing at least five (5%) percent of the Share Capital may request the publication of a supplement to the call of the General Shareholders' Meeting including one or more items in the Agenda. The exercise of this right must be made by duly authenticated notice that must be received at the company's registered address within five (5) days of the publication of the call to meeting. The supplement to the call to meeting must be published at least fifteen (15) days prior to the date indicated for the holding of the Meeting.

7. The Board of Directors may require that a Notary Public attend the General Shareholders' Meeting and prepare the minutes thereof. It must do so under the circumstances provided by Law.

Article 9. Right of the Shareholders to Receive Information Prior to the Holding of the General Shareholders' Meeting.

1. From the first date of publication of the call to the General Shareholders' Meeting through and including the seventh day prior to the date provided for the first call to meeting, the shareholders may request in writing such reports or clarifications that they deem are required, or ask written questions that they deem pertinent, regarding the matters contained in the agenda. In addition, upon the same prior notice and in the same manner, the shareholders may request reports or clarifications or ask written questions regarding information accessible to the public which has been provided by the Company to the National Securities Market Commission since the holding of the last General Shareholders' Meeting.

   All such requests for information may be made by delivery of the request to the Company's registered office, or by delivery to the Company via mail or other means of electronic or long-distance data communication sent to the address specified in the announcement of the meeting or, in the absence of such specification, to the Office of the Shareholder (*Oficina del Accionista*). Requests shall be allowed in which the electronic document by virtue of which the information is requested includes a recognized electronic signature used by the requesting party or other mechanisms which, pursuant to a resolution previously adopted for such purpose, the Board of Directors deems sufficient to ensure the authenticity and identity of the shareholder exercising such right to receive information.

   Whatever the means used to issue the requests for information, the request of the shareholder must include the shareholder's first and last names, with evidence of the shares owned, in order for this information to checked against the list of shareholders and the number of shares in the shareholders' name provided by the *Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.* [Securities Registration, Clearing and Payment Systems Management Company] (Iberclear), for the General Shareholders' Meeting in question. The shareholder shall be responsible for maintaining proof of delivery of the request to the Company as and when due. The Company's website shall provide detailed explanations

regarding the exercise of the shareholders' right to receive information in compliance with the provisions of applicable rules and regulations.

2. The Board of Directors shall be required to provide the information requested pursuant to the preceding paragraphs in the form and within the periods provided by Law, except in cases in which (i) it is requested by shareholders representing less than twenty-five (25%) percent of share capital and publication thereof may, in the opinion of the Chairman, prejudice the interests of the Company; (ii) the request for information or clarification does not refer to matters included in the agenda or information accessible to the public which has been provided by the Company to the National Securities Market Commission since the holding of the last General Shareholders' Meeting; (iii) the information requested is deemed abusive for any reason; or (iv) legal or regulatory provisions provide otherwise.

3. The Board of Directors may authorize any of its members or its Secretary to respond on behalf of the Board of Directors to shareholder requests for information.

TITLE III. RIGHT TO ATTEND AND PROXY REPRESENTATION

Article 10. Right to Attend.

1. All holders of voting shares may attend the General Shareholders' Meeting and take part in deliberations thereof, with the right to be heard and to vote.

2. In order to exercise the right to attend, shareholders must cause the shares to be registered in their name in the corresponding book-entry registry at least five (5) days prior to the day on which the General Shareholders' Meeting is held. This circumstance must be evidenced by means of the appropriate attendance card or validation certificate issued by the entity or entities in charge of the book-entry registry, or in any other form allowed by applicable legislation.

Article 11. Right to Proxy Representation.

1. Shareholders may exercise the right to attend the General Shareholders' Meeting personally or through proxy representation by another shareholder, if the requirements and formalities of Law and the By-Laws are met. Representation by a person who cannot show a proxy in accordance with Law shall be invalid and ineffective.

2. Without prejudice to the provisions of the Companies Law (*Ley de Sociedades Anónimas*), proxy representation must be granted directly in writing or by mail or email. When granted by means of mail or e-mail, only those proxies which are granted in the following manner shall be deemed valid:

   a) by mail, delivering to the Company an instrument evidencing the proxy granted and accompanied by the attendance card issued by the entity or entities in charge of the book-entry registry.

   b) by e-mail, through notice to the Company setting forth the details of the proxy being granted and the identity of the shareholder being represented, and using a recognized electronic signature of the shareholder or other type of guarantee that the Board of Directors deems best ensures the authenticity and identification of the shareholder granting the proxy, and which shall be accompanied by an unalterable electronic copy of the attendance and ballot card.

   A proxy granted by either of the above-mentioned means of long-distance communication must be received by the Company before midnight on the day immediately prior to the day set for the holding upon first call of the General Shareholders' Meeting. Otherwise, the proxy shall be deemed not to have been granted.

3. The Board of Directors has the power to further elaborate upon the foregoing provisions by establishing rules, means and procedures adjusted to current techniques in order to organize the grant of proxies by electronic means, in accordance with the rules and regulations issued for such purpose, if any.

   Specifically, the Board of Directors may (i) establish rules for the use of guarantees other than electronic signatures for granting of proxies by mail or e-mail, and (ii) reduce the advance period for receipt by the Company of proxies granted by mail or e-mail.

4. The Chairman of and Secretary to the General Shareholders' Meeting shall have the widest legal powers to recognize the validity of a document or media evidencing representation by proxy; only those which fail to meet the minimum legal requirements may be deemed invalid, and only provided that such failure cannot be cured.

5. The proxy is always revocable. Personal attendance at the General Shareholders' Meeting of the shareholder granting the proxy shall have the effect of revoking the proxy.

6. In cases where the directors of the Company make a public solicitation for proxies, the rules contained in the Companies Law, the Securities Market Law and rules and regulations further elaborating upon the provisions thereof shall apply. In particular, the document evidencing the proxy must contain or attach the agenda, as well as the solicitation of instructions for the exercise of voting rights and the way in which the proxy-holder will vote in the event that specific instructions are not given, subject in all cases to the provisions of Law. The delegation may also include those matters which the law allows to be dealt with at the General Shareholders' Meeting even when not provided for in the agenda.

Article 12. Attendance Cards.

1. Entities participating in the *Sociedad de Gestión de Sistemas de Registro, Compensación y Liquidación de Valores, S.A.* (Iberclear) may be authorized to issue cards for attendance at the General Shareholders' Meeting in favor of their respective depositing shareholders, which cards may also be issued by the Company itself in exchange for the deposit of documents evidencing ownership of the shares.

2. For such purpose, the Company may propose to such entities the format of the attendance card to be issued to the shareholders in order for the cards issued by such entities to be uniform and to include a bar code or other system which allows for the electronic reading thereof in order to facilitate the computerized calculation of attendees. The Company may also propose the formula to be recited in such document in order to delegate proxy representation at the meeting in favor of another shareholder, which should also set forth the way in which the proxy-holder will vote on each of the resolutions proposed by the Board of Directors for each item on the agenda in the absence of specific instructions of the shareholder being represented.

Article 13. Other Attendees.

1. The members of the Board of Directors must attend the General Shareholders' Meetings. Managers, experts and other persons interested in the efficient running of corporate affairs may also be authorized by the Board of Directors

to attend General Shareholders' Meetings. The absence of any of the foregoing shall not affect the validity of the General Shareholders' Meeting.

2. The Chairman of the General Shareholders' Meeting may grant access to the press, financial analysts or any other person the Chairman deems appropriate. However, the shareholders may revoke such authorization.

TITLE IV. INFRASTRUCTURE AND EQUIPMENT

Article 14. Place of the Meeting.

1. The General Shareholders' Meeting shall be held at the place indicated in the call to meeting within the municipality where the Company's registered office is located. If no place is indicated in the call, it shall be deemed that the meeting will take place at the Company's registered office. The premises shall have the equipment, personnel and infrastructure needed for the meeting. In addition, the Company may make available other premises with similar characteristics where the General Shareholders' Meeting can be held in the event of an emergency.

2. The General Shareholders' Meeting may be attended by going to the place where the meeting is to be held, or to other places provided by the Company, if any, and indicated in the call to meeting, and which are connected by video conference systems that allow recognition and identification of the parties attending, permanent communication among the attendees regardless of their location, and participation and voting. The principal place of the meeting must be located in the municipal area of the Company's registered office, but supplemental locations need not be so located. For all purposes relating to the General Shareholders' Meeting, attendees at any of the sites shall be deemed attendees at the same individual meeting. The meeting shall be deemed to be held at the principal location thereof.

Article 15. Infrastructure, Means of Communication and Services Available at the Premises.

1. The premises to be used to hold the General Shareholders' Meeting shall have the personnel, technical equipment and safety, assistance and emergency measures matching the nature and location of the property, as well as the importance of the event. In addition, the premises for holding the meeting shall have the emergency and evacuation measures required by law, as well other measures deemed appropriate in light of the circumstances.

2. Appropriate safety controls and surveillance and protection measures, as well as systems for controlling access to the meeting, shall be established in order to ensure the safety of the attendees and the orderly conduct of the General Shareholders' Meeting.

3. At the entrance to the premises where the meeting is being held, the attendees shall be delivered a copy of the full text of the resolutions proposed by the Board of Directors for submission to the shareholders regarding each item on the agenda. Excepted from the foregoing are those proposal which have been prepared immediately prior to the holding of the meeting and which for such reason cannot be delivered in written form to all attendees. In addition, there shall be made available to the attendees copies of the management reports and other documentation which, pursuant to legal or by-laws provisions, must be made available to the shareholders with respect to such proposed resolutions.

4. The entire proceedings of the General Shareholders' Meeting may be the subject of audiovisual recording, if so determined by the Chairman thereof. The attendees may not use photographic, video, image and/or sound recording equipment or other similar equipment in the room where the meeting is taking place, except to the extent allowed by the Chairman. Means allowing for the simultaneous interpretation of debate may also be made available when deemed appropriate for any reason.

Article 16. Computer System for the Recording of Proxies and Voting Instructions, Preparation of the List of Attendees, and Calculation of Voting Results.

1. Sufficiently in advance of the day set forth for the holding of the General Shareholders' Meeting, the Company shall provide the personnel and technical equipment required to perform computer monitoring and calculation of the proxies (with the corresponding voting instructions, if any) received by the Company's Board of Directors, as well as those which might be received directly by the members of such Board of Directors.

2. In addition, on the day of the General Shareholders' Meeting, the premises indicated for the meeting shall be supplied with the above-mentioned computer personnel and technical equipment for the purpose of recording the entry of shareholders attending the meeting in order to calculate the provisional and final quorum for the General Shareholders' Meeting and the preparation of the list of shareholders present in person and by proxy, which shall be electronically recorded in duplicate and sealed, and the cover of

which shall show the appropriate identification procedure signed by the Secretary with the approval of the Chairman, and the procedure, if any, followed by the Notary Public, which shall be attached to the minutes of the meeting. Such personnel and equipment shall also be provided in order to calculate the voting.

3. In order to undertake such activity, the Company shall, pursuant to applicable rules and regulations, ask the *Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.* (Iberclear) to provide, in electronic format and within the deadlines provided for such purpose, the list of the Company's shareholders and the number of shares appearing in the name of each shareholder.

Article 17. Office of the Shareholder.

The Company shall set up an Office of the Shareholder in a visible place at the stated premises of the meeting, for the purpose of (i) answering questions regarding the proceedings raised by the shareholders prior to the commencement of the session, without prejudice to shareholders' legal and by-laws rights to take the floor, make proposals and vote, and (ii) assisting and informing attendees and shareholders who wish to take the floor, preparing for such purpose a list of those who previously state their desire to participate, as well as collecting the text of their statements, if such statements are available in writing.

TITLE V. CONDUCT OF THE GENERAL SHAREHOLDERS' MEETING

Article 18. Opening of the Premises and Monitoring Access Thereto

1. In the place and on the day provided, whether on first or second call, for the holding of the General Shareholders' Meeting, and beginning one hour prior to the time announced for the commencement of the meeting (unless otherwise specified in the notice of the call), the shareholders or their valid representatives may present their respective attendance cards, proxies and, if applicable, the documents evidencing their status as legal representative, to the staff of the Office of the Shareholder. The registration of shareholders attending the meeting in person and by proxy shall be carried out through optical scanning or other similar technical media, pursuant to the provisions of Article Sixteen above.

2. In the event that a second call is made due to the failure to attend of the number of shareholders legally required to hold the General Shareholders' Meeting on the first call, such circumstance shall be properly recorded in the Minutes of the General Shareholders' Meeting.

Article 19. Chairmanship of the General Shareholders' Meeting

1. The Presiding Committee (*Mesa Presidencial*) shall be formed at the time stated in the call of the General Shareholders' Meeting.

2. The Chairman of the Board of Directors or, in the absence thereof, the Vice-Chairman, shall act as the Chairman of the General Shareholders' Meeting; if there are several Vice-Chairmen, they shall act in the order set forth in the By-Laws; in the absence of the foregoing, the longest-serving Director shall serve, and in the absence of all of the above, the shareholder designated by the shareholders themselves shall serve.

3. The Chairman shall be assisted by the Secretary. The Secretary of the Board of Directors and, in the absence thereof, the Assistant Secretary of the Board of Directors, shall act as Secretary to the General Shareholders' Meeting; in the absence of both, the Director with the least amount of time in such position shall serve, and in the absence of all of the above, the shareholder designated for such purpose by the shareholders themselves shall serve.

   The Chairman may also, if so desired, obtain the assistance of any expert the Chairman deems appropriate.

4. The Chairman and the Secretary, along with the remaining members of the Board of Directors in attendance, shall constitute the Presiding Committee of the General Shareholders' Meeting.

Article 20. Powers of the Chairman of the General Shareholders' Meeting.

1. The Chairman of the General Shareholders' Meeting, who is responsible for presiding over the meeting, shall generally have the broadest powers needed for the best progress of the General Shareholders' Meeting, including the following:

   a) To call the meeting to order.

b) To verify that there is a valid quorum for the General Shareholders' Meeting and, if applicable, to declare it to be validly in session.

c) To take notice of the request, if any, made by the Board of Directors for the presence of a Notary Public to take the Minutes of the General Shareholders' Meeting.

d) Together with the Secretary to the General Shareholders' Meeting, to make decisions regarding questions, requests for clarification or claims raised with respect to the list of attendees and delegated powers or proxies.

e) To direct presentations such that the debate adheres to the Agenda.

f) To direct the deliberations by granting the floor to shareholders who so request it, and taking the floor away or refusing to grant it when the Chairman deems that a matter has been sufficiently debated, is not on the agenda or hinders the progress of the meeting.

g) To accept or reject new proposals with respect to matters included in the agenda.

h) To indicate the time for voting.

i) To organize the voting and, with the assistance of the Secretary, to perform the calculation thereof.

j) To announce the results of the voting.

k) To temporarily suspend the General Shareholders' Meeting.

l) To adjourn the meeting.

m) And, in general, to exercise all other powers, including those of order and discipline, which are required to properly hold the General Shareholders' Meeting.

2. The Chairman, even when present at the meeting, may entrust management of debate to a member of the Board of Directors the Chairman deems appropriate, or to the Secretary, who shall carry out these duties on behalf of the Chairman, who may remove them at any time.

3. If the Chairman of the General Shareholders' Meeting is absent for any reason during the holding of the meeting, the replacement thereof in the exercise of his duties shall be carried out in accordance with the provisions of the paragraph two of Article Nineteen above and the By-Laws.

Article 21. Powers of the Secretary to the General Shareholders' Meeting.

1. The powers of the Secretary shall be the following:

   a) To declare the Presiding Committee to be formed, and to announce the members thereof.

   b) To inform the shareholders, by delegation from the Chairman, of the provisional and final quorum of shareholders attending the General Shareholders' Meeting, indicating the number of shareholders represented in person and by proxy, as well as the number of shares they represent in person and by proxy, and the percentage of share capital represented thereby, and also indicating the total number of shares represented at the General Shareholders' Meeting as well as the percentage such number represents of the total share capital of the Company, for which purpose the Company's treasury shares shall not be counted.

   c) To read, if applicable, or to make a summary report of the essential terms of the call to meeting, the text of the proposed resolutions, the Financial Statements (Balance Sheet, Profit and Loss Statement and Annual Report), the Company's Management Report and Consolidated Group Report, the Proposal for Allocation of Results and the Auditors' Report.

   d) Together with the Chairman, to make decisions regarding questions, requests for clarification or claims raised with respect to the list of attendees and delegated powers or proxies.

   e) To draft the Minutes of the General Shareholders' Meeting, if applicable.

2. If the Secretary to the General Shareholders' Meeting is absent for any reason during the holding of the meeting, the replacement thereof in the exercise of the Secretary's duties shall be carried out in accordance with the provisions of the paragraph three of Article Nineteen above and the By-Laws.

Article 22. Establishment of a Quorum for the General Shareholders' Meeting.

1. The General Shareholders' Meeting, whether Ordinary or Extraordinary, shall be validly established with the minimum quorum required by applicable legislation, taking into account the matters appearing in the agenda.

2. Notwithstanding the provisions of the foregoing paragraph, shareholders representing two-thirds of subscribed capital with voting rights must be in attendance at the first call of the General Shareholders' Meeting, and shareholders representing sixty (60%) percent of such capital must be in attendance at the second call, in order to adopt resolutions regarding a change in the corporate purpose, transformation, total split-off, dissolution of the Company and amendment of paragraph two of Article Twenty-One of the By-Laws.

3. The absence of shareholders occurring once a quorum for the General Shareholders' Meeting has been established shall not affect the validity of the meeting.

4. If the attendance of shareholders representing a particular percentage of share capital or the consent of specific interested shareholders is required pursuant to applicable legal or by-laws provisions in order to validly adopt a resolution regarding one or more items on the agenda of the General Shareholders' Meeting, and such percentage is not reached or such shareholders are not present in person or by proxy, the shareholders shall be limited to deliberation and decision regarding those items on the agenda which do not require such percentage of capital or such shareholders in order to be decided.

Article 23. List of Attendees.

1. Once the Presiding Committee has been formed, and prior to beginning with the agenda, a list of attendees shall be prepared which sets forth the nature or representation of each attendee and the number of their own or other parties' shares present. At the end of the list, there shall be a determination of the number of shareholders present in person or by proxy, as well as the amount of capital they own, with a specification as to which capital corresponds to shareholders with the right to vote. The list of attendees shall include as present those shareholders who have cast votes from a distance pursuant to

the provisions of the By-Laws and these Regulations. The list shall be contained in electronic media, the cover of which shall show the appropriate identification procedure signed by the Secretary to the General Shareholders' Meeting with the approval of the Chairman.

If the meeting takes place in different places pursuant to the provisions of these Regulations, the list of attendees shall also include the capital represented in person or by proxy in each room. In such case, distance votes shall be included in the room where the Presiding Committee is located.

2. The Secretary has the power, exercised by delegation from the Chairman, to prepare the list of attendees.

3. The list of attendees shall be placed at the beginning of the Minutes of the General Shareholders' Meeting or shall be attached thereto by means of an annex signed by the Secretary and approved by the Chairman.

Article 24. Opening of the Session.

1. Prior to the commencement of the General Shareholders' Meeting, the Chairman or, by delegation therefrom, the Secretary, shall announce the provisional information relating to the number of shareholders with the right to vote attending the session in person or by proxy or by distance voting, with an indication of their capital interests. In view of such information, the Chairman shall, if appropriate, provisionally declare the existence of a quorum for the General Shareholders' Meeting and shall open the session.

2. If appropriate, the Chairman shall announce of the presence of a Notary Public at the meeting, and shall identify such Notary Public, and shall disclose the request he has made of the Notary Public to prepare the Minutes of the General Shareholders' Meeting.

Article 25. Shareholder Requests to Address the General Shareholders' Meeting.

1. Once the Chairman has declared the General Shareholders' Meeting to have commenced, those shareholders who desire to address the meeting and, if applicable, to request information or clarifications regarding the items on the agenda or to make proposals, shall identify themselves to the Notary Public or persons assisting him or, in the absence thereof, to the Secretary or assistants thereto provided for such purpose or, if so indicated, to the Office of the

Shareholder, and state their first and last names, the number of shares they own and the number they represent. The Chairman may request speakers to deliver the text of their presentation to the Notary Public (or, in the absence thereof, to the Secretary) or assistants thereto or the Office of the Shareholder. In any event, if they desire such presentation to be literally reflected in the minutes of the General Shareholders' Meeting, they must at such time deliver it in writing to the Notary Public (or, in the absence thereof, to the Secretary) in order for the latter to be able to compare it to the shareholder's presentation.

2. In addition, regarding the right to make an address in order to take the floor, the Chairman shall inform the attendees that, in order to speed up the progress of the General Shareholders' Meeting, those shareholders who wish to speak must provide the Office of the Shareholder with their name and the number of shares they hold, as well as the text of their presentation if they have it in writing, in order to make a copy to facilitate the preparation of the Minutes of the General Shareholders' Meeting.

Article 26. Reports

1. While the shareholders who desire to take the floor are identified pursuant to the provisions of the foregoing article, the Secretary, at the direction of the Chairman, shall inform the shareholders of the various publications of the pertinent notice of the call to meeting, and shall proceed to a reading thereof, unless the shareholders resolve that such publications be deemed to have been read.

2. Thereafter, the General Shareholders' Meeting shall continue with the presentation of reports by the Chairman and the reports, if any, of the members of the Board of Directors or persons designated for such purpose.

3. Thereafter, and in any event prior to voting on the business included in the agenda, the Chairman shall commence the period for presentations by the shareholders.

Article 27. Shareholder Presentation Period

1. Presentations by the shareholders shall occur in the order in which they are called by the Presiding Committee, after the setting of the periods for such presentations by the Chairman. No shareholder may make a presentation

dealing with business not included in the Agenda or without being granted the floor by the Chairman of the General Shareholders' Meeting.

2. The shareholders shall initially have a maximum of five (5) minutes for each presentation, without prejudice to the Chairman's power to extend such period. Notwithstanding the foregoing, when the number of presentations requested or other circumstances so require, the Chairman may set a maximum presentation period of less than five (5) minutes, giving due regard in each case to the equal treatment of presenting shareholders and the principle of non-discrimination.

3. In the exercise of the Chairman's powers to preside over the General Shareholders' Meeting, and without prejudice to other action that may be taken, the Chairman:

   a) may extend the time initially allocated to each shareholder, when the Chairman so deems it appropriate;

   b) may request the presenting parties to clarify issues that have not been understood or which have not been sufficiently explained during the presentation;

   c) may call the presenting shareholders to order so that they limit their presentation to business properly before the General Shareholders' Meeting and refrain from making improper statements or exercising their right in an abusive or obstructionist manner;

   d) may announce to the presenting parties that the time for their presentations will soon be ending so that they may adjust their discourse and, when the time granted for their presentation has ended, or if they persist in the conduct described in the preceding paragraph, may withdraw the floor from them, and, if the Chairman believes that their presentation might alter the proper order and normal conduct of the meeting, the Chairman may adopt appropriate measures in order to comply with this provision; and

   e) may deny the floor when the Chairman believes that a particular matter has been sufficiently debated, is not included in the agenda, or hinders the progress of the meeting.

   The Chairman shall endeavor to maintain order in the room in order to allow the presenting parties to make their presentations without undue interruption.

4. During their presentation, the shareholders may make proposals regarding any matter on the agenda except in those cases in which the Law provides that they must be made available to the shareholders at the Company's registered office at the time the call to meeting is published. They may also propose the adoption of resolutions on those matters which may be debated and decided at the General Shareholders' Meeting without such matters appearing on the agenda of the meeting, as well as exercising their right to receive information as described in the next article.

5. When several shareholders ask to make a presentation regarding the same matter, any of them may withdraw their presentation and cede their period to the others.

6. If one of the shareholders desires to make a new presentation, such shareholder shall so request the Chairman of the General Shareholders' Meeting, who may grant the floor again to such shareholder if the Chairman deems it appropriate based on the progress of the meeting.

Article 28. Right to Receive Information During the General Shareholders' Meeting.

1. During the presentation period, all shareholders may verbally request information or clarifications that they deem are necessary regarding the matters contained in the agenda. They must have previously identified themselves for this purpose in accordance with the provisions of Article Twenty-Five above.

   The Directors shall be required to provide the information requested pursuant to the preceding paragraph in the form and within the periods provided by Law, except in those cases in which (i) it has been requested by shareholders representing less than twenty-five (25%) percent of share capital, and the Chairman believes that publication thereof may prejudice the interests of the Company; (ii) the request for information or clarification does not refer to matters included in the agenda; (iii) the requested information or clarification is not needed to form an opinion regarding the matters submitted to the shareholders, or is deemed abusive for any reason; or (iv)legal or regulatory provisions so provide.

2. The requested information or clarification shall be provided by the Chairman or, if applicable and if directed by such Chairman, by the Chairman of the

Audit and Compliance Committee, the Secretary, a Director or, if appropriate, any employee of the Company or expert on the matter. The Chairman shall direct the manner in which an answer shall be provided to the shareholder who had made a request or requested a clarification in such shareholders' oral presentation. In particular, it may be decided to provide a collective response to the shareholder presentations at the end of the presentation period.

In the event that for any reason it is not possible to satisfy the shareholder's right to receive information during the proceedings of the General Shareholders' Meeting, the Directors shall provide the requested information in writing to the interested shareholder within seven (7) days of the close of the General Shareholders' Meeting.

Article 29. Establishment of a Final Quorum for the General Shareholders' Meeting

1. The list of attendees shall be finalized no later than at the end of the presentations, and the Chairman or, by delegation thereof, the Secretary, shall read the overall information contained in the list of attendees, detailing the number of shareholders with the right to vote who are present in person or by proxy at the meeting (including those who have exercised their right to vote from a distance pursuant to the provisions of these Regulations), the number of shareholders corresponding thereto and the percentage of share capital they represent.

2. Once this information has been announced by the Chairman or the Secretary, the Chairman shall, if appropriate, declare the existence of a proper and sufficient quorum at the General Shareholders' Meeting on first or second call, as the case may be, and shall decide if the shareholders can debate and adopt resolutions regarding all matters contained in the agenda or if, on the contrary, debate must be limited to only some of them, based on attendance at the General Shareholders' Meeting in accordance with the list of attendees.

3. Once the definitive establishment of a quorum for the General Shareholders' Meeting has been declared, and if the minutes are being prepared by a Notary Public, the attending shareholders may state to the Notary Public any reservation or protest they may have regarding the existence of a valid quorum for the General Shareholders' Meeting or regarding the overall information from the list of attendees which was previously read aloud, in order to duly record such reservation or protest in the minutes of the General Shareholders' Meeting.

Article 30. Temporary Suspension

1. In exceptional cases, when there are disturbances which materially hinder the order of the meeting or any other extraordinary circumstance which temporarily prevents the normal progress of the General Shareholders' Meeting, the Chairman may agree to suspend the session for the time the Chairman deems appropriate (but not for more than two (2) hours) in order to reestablish the conditions needed for the continuation thereof. The Chairman of the General Shareholders' Meeting may adopt such additional measures as the Chairman deems appropriate to ensure the safety of those present and to avoid the repetition of circumstances which might again affect the proper conduct of the meeting.

2. Once the session has resumed, if the situation which gave rise to the suspension persists, the Chairman shall consult with the Presiding Committee in order for the shareholders to agree to continue the session on the next day. In the event the continuation is not approved for any reason, the Chairman shall immediately adjourn the meeting.

Article 31. Continuation

1. At the proposal of the Directors or at the request of shareholders representing at least one-fourth of the capital present at the General Shareholders' Meeting, the attendees may agree to a continuation of their sessions over one or more consecutive days.

2. Once the General Shareholders' Meeting has been continued, there shall be no need to repeat compliance with the provisions of Law or these By-Laws in subsequent sessions for them to be validly held. Without prejudice to the provisions of paragraph three of Article Thirty-Four, if any shareholder included in the list of attendees prepared at the beginning of the meeting does not thereafter attend the subsequent meetings, the majorities needed to adopt resolutions shall continue to be those determined based on the results of such list.

Article 32. Casting of Votes from a Distance

1. Shareholders having the right to attend the meeting and to vote may cast their vote regarding proposals relating to the items included in the agenda by mail or by electronic communication.

Mail votes shall be cast by sending to the Company a document in which such vote is recorded, accompanied by the attendance card issued by the entity or entities in charge of the book-entry registry.

Votes by electronic communication shall be cast using a recognized electronic signature or other type of guarantee that the Board of Directors deems best ensures the authenticity and identification of the shareholder exercising the right to vote, and to which shall be attached an unalterable electronic copy of the attendance card and ballot.

2. In order to be valid, votes cast by either of the above-mentioned means must be received by the Company before midnight on the day immediately prior to the day provided for the holding upon first call of the General Shareholders' Meeting. Otherwise, the vote shall be deemed not to have been cast. The Board of Directors may provide a lesser period in accordance with the provisions of the By-Laws.

3. Shareholders with the right to attend the meeting and who cast votes from a distance pursuant to the provisions of this Article and the By-Laws shall be deemed present for purposes of determining the establishment of a quorum for the General Shareholders' Meeting in question.

4. The distance voting referred to in this Article shall be rendered void:

   a) By subsequent express revocation made by the same means used to cast the vote and within the period established for such voting.

   b) By attendance at the meeting in person or by proxy of the shareholder casting the vote.

5. The Board of Directors is empowered to elaborate upon the foregoing provisions by establishing rules, means and procedures adjusted to current techniques in order to organize the casting of votes and the grant of proxies by electronic means, following the rules and regulations issued for such purpose and the By-Laws, if applicable.

   Specifically, the Board of Directors may (i) establish rules for the use of guarantees other than electronic signatures for casting electronic votes pursuant to the provisions of paragraph three above, and (ii) reduce the advance period set forth in paragraph four above for receipt by the Company of votes cast by postal or electronic communication.

In any event, the Board of Directors shall adopt the measures needed to avoid possible deception and to ensure that the person casting a vote or granting a proxy by postal or electronic communication has the right to do so pursuant to the provisions of the By-Laws and these Regulations.

Article 33. Voting on Proposed Resolutions.

1. Once the shareholder presentations have ended and responses have been made to requests for information pursuant to the provisions of these Reguations, the proposed resolutions regarding matters included in the agenda or which are not legally required to be set forth therein, including proposals made by the shareholders during the meeting, shall be submitted to a vote.

   The adoption of resolutions shall proceed following the agenda set forth in the call to meeting. Resolutions proposed by the Board of Directors shall be first submitted to vote and then, if appropriate, resolutions proposed by others shall be voted upon following their priority in time. In any event, once a proposed resolution has been adopted, all others relating to the same matter and which are incompatible therewith shall be withdrawn and therefore need not be voted upon.

   If proposals have been made regarding matters that may be approved at the General Shareholders' Meeting without having appeared in the agenda, the Chairman shall decide the order in which they shall be submitted to a vote.

   It shall not be necessary for the Secretary to previously read aloud the text of proposed resolutions which has been provided to the shareholders at the beginning of the meeting, except when deemed appropriate by the Chairman for some or all of the proposals. In any event, the attendees shall be told to which item on the agenda the proposed resolution being submitted to vote refers.

2. As a general rule, and without prejudice to the use of other alternative systems, at the election of the Chairman, voting on the proposed resolutions referred to in the preceding paragraph shall be by show of hands, if necessary, although resolutions may also be adopted upon the general consent of the shareholders. The foregoing is without prejudice to shareholders (or their proxies) who desire to abstain, to vote in the negative or in blank or to make known their opposition or withdrawal from the meeting prior to the voting on the proposal in question, from so stating to the Notary Public (or, in the

absence thereof, to the Secretary), or assistants thereto, in order for note to be taken thereof for inclusion in the Minutes of the General Shareholders' Meeting, after verification of their identity and the shares that they own or represent by proxy. In any event, votes validly cast from a distance and which have not been revoked shall also be taken into consideration.

Article 34. Adoption of Resolutions and Announcement of Voting Results.

1. The shareholders, whether acting at an ordinary or extraordinary General Shareholders' Meeting, shall adopt resolutions with the majorities required by the Companies Law based on votes represented in person or by proxy. Each voting share, whether represented in person or by proxy, shall grant the holder the right to one vote, without prejudice to the limitations on the maximum number of votes that may be cast by a shareholder and to conflicts of interest provided for in Articles Twenty-Nine and Thirty of the By-Laws.

2. The majority needed to adopt a resolution shall require the favorable vote of onehalf plus one of the voting shares cast in person or by proxy at the General Shareholders' Meeting. The foregoing does not affect situations in which the Law or the By-Laws provide for a greater majority.

3. For purposes of determining the number of shares upon which the majority needed to adopt the various resolutions shall be calculated, all shares appearing on the list of attendees shall be deemed to be in attendance, present and represented at the meeting, less: (i) shares whose owners or representatives have left the meeting prior to the voting on the proposed resolution or resolutions in question and have recorded their withdrawal with the Notary Public or, in the absence thereof, with the Secretary or assistants thereto; and (ii) shares which, by application of the provisions of Articles Twenty-Nine and Thirty of the By-Laws, are deprived of the right to vote in general or for the particular resolution in question.

4. Once the Chairman has evidence of sufficient favorable votes, the Chairman shall declare the resolutions to be adopted, without prejudice to the statements that the attending shareholders (or their representatives) may make to the Notary Public (or, in the absence thereof, to the Secretary) or assistants thereto, regarding the direction of their vote.

Article 35. Closure of the General Shareholders' Meeting

Once the voting on the proposed resolution has been completed and the Chairman has announced the approval thereof, if any, the General Shareholders' Meeting shall end and the Chairman shall bring the meeting to a close, adjourning the session.

Article 36. Minutes of the General Shareholders' Meeting

1. The minutes of the General Shareholders' Meeting may be approved by the shareholders at the end of the meeting, and otherwise within a period of fifteen days by the Chairman and two Inspectors, one on behalf of the majority and the other on behalf of the minority.

2. Once the minutes are approved, they shall be signed by the Secretary to the General Shareholders' Meeting or the particular session thereof, with the approval of the person acting therein as the Chairman. In the event the above-mentioned persons are unable to do so for any reason, they shall be replaced by the persons established by Law or the By-Laws.

3. In the event that a Notary Public takes part in the General Shareholders' Meeting, the notarial minutes shall be deemed the minutes of the General Shareholders' Meeting, and shall not require approval.

Article 37. Publication of Resolutions

Without prejudice to registration with the Commercial Registry of recordable resolutions and applicable legal provisions regarding the publication of corporate resolutions, the Company shall communicate to the National Securities Market Commission the literal text or a summary of the contents of the approved resolutions by means of a timely notice of a significant event. The text of the resolutions shall also be accessible through the website of the Company. In addition, at the request of any shareholder or their representative at the General Shareholders' Meeting, the Secretary shall issue a certification of the resolutions or of the minutes, including the notarial minutes, if any.

TITLE VI. INTERPRETATION

Article 38. Interpretation of the Regulations.

The Chairman of the General Shareholders' Meeting shall have the power to decide any questions or disputes raised during the meeting regarding the application or interpretation of these Regulations, without prejudice to subsequent consideration thereof by the Board of Directors, which shall, if applicable, propose such amendments to the text of these Regulations as it deems appropriate.

IBERDROLA

Bilbao, February 27, 2006

NATIONAL SECURITIES MARKET COMMISSION
To the attention of Mr. Antonio Mas Sirvent
Director of the Market Area
Pº de la Castellana, 19
28046 Madrid

Dear Sirs:

Please find attached the amended text of the Resolution relating to Item Nine on the Agenda for the General Shareholders' Meeting of this Company, which replaces the text sent on February 23.

The previous text contained a typographical error in the fifth line of the second paragraph, which read *"at the principal [international audit] firms ..." ["en las principales firmas ..."]* whereas the correct text is *"among the principal [international audit] firms ..." ["entre las principales firmas ..."]*.

Sincerely,

IBERDROLA, S.A.
The General Secretary & Secretary of the Board of Directors

Federico San Sebastián

ITEM NINE ON THE AGENDA

Appointment of the Auditor of the Company and its Consolidated Group.

RESOLUTION RELATING TO ITEM NINE

To appoint the company "ERNST & YOUNG, S.L." as the Auditor of the Company and its consolidated Group, which Auditor shall perform the auditing for a period of 3 years, pursuant to Section 8.4 of Law 19/1988, of July 12, on Auditing of Financial Statements, for the annual financial statements for fiscal years 2006, 2007 and 2008, the Board of Directors being granted the power, which it may delegate to the Executive Committee for such purpose, to execute the corresponding contract for the provision of services, subject to such terms and conditions as it deems appropriate, and also being empowered to make any pertinent amendments thereto pursuant to legislation applicable at any time.

This resolution is adopted at the proposal of the Board of Directors, after a favorable report from the Audit and Compliance Committee issued in accordance with the provisions of the Eighteenth Additional Provision of the Securities Market Law and Article 44.2.b) of the By-Laws and after the conduct of an audit competition among the principal international audit firms within the framework of the "Auditor Hiring Policy of the Iberdrola Group" approved by the aforementioned Committee on November 23, 2005.

It is noted for the record that "ERNST & YOUNG, S.L." has its registered address in Madrid, at Plaza Pablo Ruiz Picasso, No. 1, having Tax I.D. No. B-78970506. It is registered with the Commercial Registry of Madrid at Volume 12749, Book 0, Folio 215, Section 8, Page M-23123, Entry 116, and with the Official Registry of Auditors (*Registro Oficial de Auditores de Cuentas*) (ROAC) under number S0530.

General Shareholders Meeting of IBERDROLA, S.A.

2004

April 3

Regulations of the Board of Directors and Exhibits

Table of Contents

TITLE IV. THE BOARD OF DIRECTORS: INTERNAL POSITIONS AND COMMITTEES

Section 1. Internal Positions of the Board of Directors

Section 2. Committees of the Board of Directors

TITLE V. OPERATION OF THE BOARD

TITLE VI. DIRECTOR COMPENSATION

TITLE VII. INFORMATION TO DIRECTORS

TITLE VIII. DUTIES OF DIRECTORS

PRELIMINARY TITLE

Article 1.- Purpose.

The purpose of these Regulations is to establish the principles that are to govern all action taken by the Board of Directors of IBERDROLA, S.A., the basic rules for the organization and operation thereof, and the rules of behavior to be observed by its members, in order to achieve the greatest degree of transparency, effectiveness and dynamism, supervision and control of its management duties and representation of the Company's interests.

Article 2.- Scope.

1. These Regulations shall apply directly to the Board of Directors, the representative decision-making bodies thereof (whether collective or single-person) and its internal Committees or Commissions, as well as to all members thereof who, in the performance of their duties, decide the direction thereof.

2. The persons to whom these Regulations apply shall have the duty to be apprised of them, to comply with them and to enforce them, for which purpose the Secretary of the Board of Directors of IBERDROLA, S.A. shall provide them with a copy, the delivery of which such persons shall acknowledge by means of a signed receipt.

3. For purposes of these Regulations, the IBERDROLA Group shall be deemed to consist of those companies in which IBERDROLA, S.A. holds, whether directly or indirectly, an interest greater than fifty (50%) percent of the share capital thereof and in which it exercises effective control of the management thereof.

Article 3.- Dissemination.

These Regulations shall be reported to the National Securities Exchange Commission and filed with the Commercial Registry, pursuant to applicable rules and regulations. Furthermore, the current text of these Regulations shall be available on the Company's website.

Article 4.- Priority of Provisions.

1. These Regulations are based upon the recommendations contained in the "Report of the Special Commission for the Study of an Ethical Code for Corporate Boards of Directors" [*"Informe de la Comisión Especial para el Estudio de un Código Ético de los Consejos de Administración de las Sociedades"*] (Olivencia Report), and on the "Report of the Special Commission for the Promotion of Transparency and Safety in Financial Markets and Listed Companies" [*"Informe de la Comisión Especial para el Fomento de la Transparencia y la Seguridad en los Mercados Financiers"*] (Aldama Report).

2. These Regulations further elaborate upon and supplement the legal and by-laws

provisions applicable to the Board of Directors of the Company, which provisions shall prevail in the event of conflict with the provisions of these Regulations.

Article 5.- Amendments.

1. The Board of Directors may amend these Regulations upon the proposal of its Chairman, of one-third of the Directors, or of the Audit and Compliance Committee, with the proposal to be accompanied by a description of the reasons for and the scope of the amendment sought. In all cases, the Audit and Compliance Committee shall prepare a report on the proposal for submission thereof to the Board of Directors of IBERDROLA, S.A.

2. Notice of the Board of Directors meeting called to decide upon the above-mentioned proposal shall be given not less than fifteen (15) days in advance of such meeting, and shall be accompanied with the entire text of the proposed amendment, a description of the reasons for the amendment, and the report of the Audit and Compliance Committee.

3. In order to be valid, an amendment to these Regulations must be approved by a two-thirds majority of the Directors present in person or by proxy.

4. The Board of Directors shall give notice to the shareholders of any amendment to these Regulations approved thereby at the next General Shareholders' Meeting. In addition, amendments to these Regulations shall be subject to the dissemination provisions set forth in Article Three above.

TITLE I. STRUCTURE OF THE COMPANY'S MANAGEMENT AND MISSION OF THE BOARD

Article 6.- Structure.

Management of the Company is vested in a Board of Directors, its Chairman, an executive committee called the Executive Committee (*Comisión Ejecutiva Delegada*), and, if any and if agreed to by the Board of Directors, a Chief Executive Officer (*Consejero Delegado*).

Article 7.- Powers of the Board of Directors.

1. The Board of Directors has the power to adopt resolutions regarding all matters not assigned by Law or the By-Laws to the shareholders.

2. As a general rule, the Board of Directors, which has the widest powers and authority to manage, direct, administer and represent the Company, shall entrust the day-to-day management of the Company to its representative decision-making bodies and shall focus its activity on the general duty of supervision and on consideration of those matters which are of particular importance to the Company.

3. Those powers reserved by law or the By-Laws for direct exercise by the Board of Directors may not be delegated.

4. Without prejudice to the legal powers, if any, of delegation and proxy-granting for the implementation of any particular resolutions adopted, the Board of Directors shall directly exercise the following powers, acting upon its own initiative or at the proposal of the corresponding internal decision-making body,:

   a) Draw up the annual financial statements, the management report and the proposal for the allocation of profits or losses, as well as the consolidated financial statements and management report, ensuring that such documents provide a true and fair view of the assets and liabilities, the financial condition and the operating income of the Company, pursuant to applicable legal provisions.

   b) Designate Directors to fill vacancies by interim appointment and propose to the shareholders the appointment, ratification, re-election or removal of Directors.

   c) Designate and renew internal positions within the Board of Directors and the members of and positions on the Committees.

   d) Set the compensation of the members of the Board of Directors and the funding of retirement plans, after a report from the Nominating and Compensation Committee and within such limits as are established in the By-Laws.

   e) Approve the appointment, compensation and removal of senior-level managers of the Company, as well the approval of their retirement plans, at the proposal of the Chief Executive Officer, if there is such a proposal, and with the report from the Nominating and Compensation Committee. For such purposes, senior-level managers shall be such persons as perform their duties by reporting directly to the Board of Directors, the Executive Committee, or the Chief Executive Officer, if any.

   f) Approve the payment of interim dividends.

   g) Enter into strategic alliances with domestic or foreign industrial, commercial or financial groups.

   h) Approve the disposition of substantial assets of the Company and, in general, all industrial, commercial or financial transactions which are particularly significant or risky to IBERDROLA and its single-person subsidiaries.

   i) Approve mergers, consolidations, split-offs or concentrations materially affecting any of the Affiliated Companies.

j) Decide upon proposals submitted to it by the Executive Committee, the Chief Executive Officer or the Committees of the Board of Directors.

k) Declare its position regarding the submission of all tender offers for the Company's securities.

l) Approve the policy to be followed by the Company in connection with treasury stock.

m) Approve and amend the Regulations of the Board of Directors governing its internal organization and operation.

n) Prepare the annual corporate governance report, as well as the environmental, social and sustainable development reports.

o) Call the General Shareholders' Meeting.

p) Carry out resolutions approved by the shareholders at the General Shareholders' Meeting with respect to which the power of delegation has not been granted, and perform any duties that the shareholders have assigned to the Board of Directors.

q) Make decisions regarding any other matter within its authority which, in the judgment of the Board of Directors, is deemed to be in the interests to the Company.

5. The Board of Directors, within the scope of its authority relating to the general duty of supervision, acting on its own initiative or at the proposal of the appropriate internal decision-making body, shall also deal with the matters set forth below (as an example only):

a) Prepare the Company's strategy and general lines of policy, draft programs and state objectives in order to carry out all business activities included in the corporate purpose.

b) Encourage and supervise the management of the Company, as well as the fulfillment of established objectives.

c) Identify the principal risks to the Company and organize appropriate internal monitoring and information systems.

d) Set the foundations of the corporate organization in order to ensure the greatest efficiency thereof and effective supervision by the Board of Directors.

e) Set policy regarding the provision of information to shareholders and to the markets in general under the standards of transparency and truthfulness of the information.

Article 8.- Corporate Interest.

1. The Board of Directors shall perform its duties in furtherance of the corporate interest, which shall be understood to mean the common interest of all the shareholders and which shall not prevent consideration of other lawful public or private interests that converge in the development of any business activity, particularly those of the employees. In this context, regard shall be paid to the optimization of the value of the Company as an interest common to all the shareholders, and therefore, as a standard that is to at all times govern the action taken by the Board of Directors and its representative decision-making bodies.

2. By way of application of the above-mentioned standard, the Board shall formulate and review the business and financial strategies of the Company, and shall establish a reasonable balance between the proposals selected and the risks assumed.

3. In the area of corporate organization, the Board shall take such measures as are required to ensure:

    a) That both the Executive Committee and the Chief Executive Officer pursue the creation of value for the shareholders and have appropriate means to do so.

    b) That both the Executive Committee and the Chief Executive Officer remain under the effective supervision of the Board.

    c) That no person or small group of persons enjoys decision-making power which is not subject to checks and balances.

    d) That the strategies for the coordination of relations between the Company and the affiliated companies which are members of the consolidated Group are established and reviewed on an ongoing basis in order to obtain the greatest possible advantage for the benefit of both the Company and its affiliated companies.

TITLE II. COMPOSITION OF THE BOARD

Article 9.- Number of Directors.

1. The Board of Directors shall be composed of a minimum of nine (9) member Directors and a maximum of twenty-one (21), who shall be appointed at the General Shareholders' Meeting, subject to applicable legal and by-law provisions.

2. The Board of Directors shall submit a proposal at the General Shareholders' Meeting setting forth the number of Directors that, in view of the circumstances affecting the Company and taking into account the maximum and minimum numbers established in the paragraph above, is deemed most appropriate to ensure a

proper degree of representation and the effective operation of the Board.

Article 10.- Types of Directors.

1. The following shall be deemed:

    a) Executive Directors: those Directors who perform executive or management duties within the Company or within one of the companies included within the IBERDROLA Group, and those with any title who are professionally and permanently connected to the Company performing duties in the day-to-day management thereof.

    b) External Proprietary Directors (representing a major shareholder): those non-executive Directors who own, or represent owners, of relevant stable interests in the share capital of the Company.

    c) External Independent Directors: those non-executive Directors not representing a major shareholder who are appointed based on their personal and professional prestige and their experience and knowledge for the performance of their duties. Such Directors shall have no substantial direct or indirect connection to the Company, as provided in the paragraph immediately below within this Article.

    d) Other External Directors: those external Directors who do not have status as proprietary or independent directors.

2. The following persons may not be appointed as independent Directors if such persons are, or have been during the last two (2) years:

    a) Managers of the Company or of any of the companies that are members of the IBERDROLA Group.

    b) Directors of any of the companies that are members of the IBERDROLA Group, except if they have acted as independent directors thereof.

    c) Recipients of any kind of remuneration or compensation payable by the Company or by any of the companies that are members of the IBERDROLA Group other than such as they may be entitled to collect for serving office as Directors.

    d) Significant shareholders or managers of companies to which the Company or any of the companies that are members of the IBERDROLA Group has paid, or from which the Company or any of the companies that are members of the IBERDROLA Group has received, substantial payments.

3. The Board of Directors shall be composed such that the external or non-executive Directors, with the presence of the independent Directors, represent a majority over

the executive Directors. This is a mandatory instruction for the Board of Directors itself, which must follow it in the exercise of its powers to propose appointments of Directors to the shareholders and to make interim appointments of Directors to cover vacancies, and merely constitutes guidance for the shareholders.

TITLE III. APPOINTMENT AND WITHDRAWAL OF DIRECTORS

Article 11.- Appointment of Directors.

1. The Directors shall be appointed by the shareholders acting at the General Shareholders' Meeting pursuant to the provision of the Companies Law and the By-Laws.

2. The proposals for appointment of Directors that the Board of Directors submits to a decision by the shareholders acting at a General Shareholders' Meeting, and the decisions made by the Board in the exercise of the legally-assigned power to make interim appointments to fill vacancies, shall be preceded by the corresponding report of the Nominating and Compensation Committee, which must assign the new Director to one of the categories contemplated in these Regulations.

3. When the Board deviates from the recommendations of the Nominating and Compensation Committee, it shall give reasons for so acting and shall record such reasons in the minutes.

Article 12.- Incompatibilities.

The following may not be appointed as Directors:

a) Domestic or foreign companies competing with the Company in the energy industry, or the directors or senior managers thereof.

b) Persons holding the position of director in more than four (4) companies with shares trading on domestic or foreign securities exchanges.

c) Persons who, during the two (2) years prior to their appointment, have occupied high-level positions in the government which are incompatible with the simultaneous performance of the duties of a director of a listed company under national or autonomous community legislation, or positions of responsibility with entities regulating the energy industry, the securities markets or other industries in which the Company operates.

d) Persons who are under any other circumstance of incompatibility or prohibition governed by provisions of a general nature.

Article 13.- Designation of Directors.

The Board of Directors (and the Nominating and Compensation Committee within its area of authority) shall endeavor to ensure that the candidates proposed to the shareholders at the General Shareholders' Meeting for their appointment as directors, and the directors directly appointed by the Board to fill vacancies in the exercise of its power to make interim appointments, shall be persons widely recognized for their expertise, competence and experience, and shall be particularly rigorous in connection with the selection of those persons who are to hold office as independent Directors.

Article 14.- Term of Office.

1. The Directors shall serve in their positions for a term of five (5) years, so long as the shareholders acting at a General Shareholders' Meeting do not resolve to remove or dismiss them and they do not resign from their position.

2. Directors may be re-elected to one or more terms of five (5) years.

3. Vacancies which occur may legally be filled by the Board of Directors on an interim basis until the next General Shareholders' Meeting, which shall confirm the appointments or elect the persons who should replace Directors which are not ratified, or it shall withdraw the vacant positions.

Article 15. Guarantees.

Each Director must show the recordation of a lien upon ten thousand (10,000) shares of the Company as a guarantee for any liabilities which may be incurred in the performance of the Director's duties. Such shares may not be transferred after vacation of office by the Director for so long as the shareholders have not approved the corporate transactions corresponding to the fiscal year or years in which such Director held that position.

Article 16.- Re-election of Directors.

1. The proposals for re-election of Directors that the Board of Directors resolves to submit to the decision of the shareholders at the General Shareholders' Meeting shall be subject to a formal process of elaboration, which shall include a report issued by the Nominating and Compensation Committee containing an analysis of the quality of the work performed and the dedication to the position shown by the proposed Directors during the preceding term of office.

2. The members of the Nominating and Compensation Committee shall be evaluated by the Committee itself for such purpose, and each of them shall abstain from participating in the debate and voting that may affect them.

3. The Chairman, Vice Chairmen and, if applicable, the Secretary and Assistant Secretary of the Board of Directors who are re-elected as members of the Board by

the shareholders acting at a General Shareholders' Meeting shall continue to perform the duties they previously held within the Board, without the need for a new election and without prejudice to the Board of Director's power of revocation with respect to such positions.

Article 17.- Resignation and Withdrawal of Directors.

1. The Directors shall cease to hold office upon the expiration of the term of office for which they have been appointed and when it is so resolved by the shareholders at a General Shareholders' Meeting in the exercise of the powers granted to them by law or the By-Laws.

2. The Directors shall tender their resignation to the Board of Directors and formally resign from their position in the following cases:

   a) When they reach the age of seventy (70). The Director shall cease to act as such and shall vacate office at the first meeting of the Board of Directors that is held following the General Shareholders' Meeting at which the shareholders approve the Financial Statements for the Fiscal Year during which the Director reaches the above-mentioned age.

   The content of this sub-section shall be communicated to all individuals or legal entities who are designated as members of the Board of Directors, and the express and formal acceptance thereof by any person who is to be proposed as a member of the Board or to fill any position thereon shall be a condition precedent for the Board itself to propose the appointment of such person. In the event that legal entities are to be designated, the terms of this sub-section shall be deemed accepted by the individuals that are designated as their representatives.

   b) When they are involved in any circumstance of incompatibility or prohibition governed by provisions of a general nature or set forth in Article Twelve of these Regulations of the Board of Directors.

   c) When, as a result of any acts attributable to the Director in his capacity as such, serious damage is caused to the value of the Company or the Director ceases to deserve the commercial and professional respect required to hold the position of Director of the Company.

   d) When they are seriously reprimanded by the Board of Directors because they have breached their duties as Directors and such reprimand is approved by a two-thirds majority of the members of the Board at the proposal of the Audit and Compliance Committee.

   e) When their continuance in office on the Board may jeopardize the interests of the Company or when the reasons why the Director was appointed cease to

exist and, in any case, when a Proprietary Director (representing a major shareholder) transfers his shareholding in the Company and when an independent Director is affected, at any time following his appointment as such, by any of the prohibitions to hold office provided for in section two of Article Ten of these Regulations.

3. In the event that an individual representing a legal entity acting as Director falls under any of the circumstances set forth in paragraph two above, such individual shall be disqualified from acting as a representative thereof.

Article 18.- Debate and Voting.

The Directors affected by proposals for appointment or re-election to or dismissal from office shall abstain from participating in the debate and voting on such matters.

TITLE IV. THE BOARD OF DIRECTORS: INTERNAL POSITIONS AND COMMITTEES

Section 1. Internal Positions on the Board of Directors

Article 19.- Chairman of the Board of Directors.

1. The Chairman of the Board of Directors shall be appointed from among its members and shall be considered the President of the Company and of all of the management decision-making bodies thereof of which the Chairman is a member, which he shall permanently represent with the broadest powers, having a duty to carry out its resolutions and the power, in urgent cases, to adopt such measures as the Chairman deems advisable in the interests of the Company.

2. The Chairman, who holds the senior management of the Company and is the representative thereof, has the following powers in addition to the powers conferred by Law and by the By-Laws:

   a) To call and preside over meetings of the Board of Directors and the Executive Committee, setting the agenda for the meetings and directing discussion and debate.

   b) To preside over the General Shareholders' Meeting and direct the discussion and debate therein.

   c) To bring to the Board those proposals which the Chairman deems appropriate for the efficient running of the Company, particularly those corresponding to the operation of the Board itself and other corporate decision-making bodies, as well as to propose the persons who shall hold office as Vice Chairman, Chief

Executive Officer, Secretary and, if applicable, Assistant Secretary of the Board.

d) To represent the Company before public entities and any industry or employer' bodies.

3. The Board of Directors may appoint one or more Honorary Chairmen of the Company.

Article 20.- Vice Chairman or Vice Chairmen.

1. The Board may elect from among the Directors one or more Vice Chairmen, who shall replace the Chairman in the event of absence, sickness or disability.

2. If there is more than one Vice Chairman, the person replacing the Chairman shall be the Vice Chairman who also holds the position of Chief Executive Officer; if none, the Vice Chairman having the longest length of service and, if equal lengths of service, the oldest; and if there is no Vice Chairman, the longest-serving Director and, in case of equal lengths of service, the oldest.

Article 21.- Chief Executive Officer.

1. The Board of Directors may, acting upon a proposal of the Chairman and following a report from the Nominating and Compensation Committee, and with the favorable vote of two-thirds of its members, appoint a Chief Executive Officer from among its members, with the powers it deems appropriate and which may be delegated pursuant to legal provisions and the provisions of the By-Laws, with due regard being paid to the standard set forth in paragraph two of Article Seven hereof.

2. The Chief Executive Officer may propose to the Board of Directors, for its approval after a report from the Nominating and Compensation Committee, the definition and reorganization of the Company's management structure and the appointment of senior-level managers, with the duties and powers that they determine.

3. The position of Chief Executive Officer entails the power to represent the Company in court and out of court, acting individually.

4. In the event of a vacancy in the office or sickness or disability of the Chief Executive Officer, the duties and responsibilities thereof shall be temporarily assumed by the Chairman, who shall immediately call the Board to hold a meeting in order to deliberate and resolve upon the appointment, if appropriate, of a new Chief Executive Officer.

5. The Chief Executive Officer shall cease to hold office as such upon reaching the age of sixty-five (65), without prejudice to his continuance in office as Director.

Article 22.- Secretary and Assistant Secretary of the Board.

1. At the proposal of the Chairman, the Board of Directors shall appoint a Secretary and, if appropriate, an Assistant Secretary, who need not be Directors. In addition, the Secretary or the Assistant Secretary, as determined by the Board, shall perform the duties of Corporate Counsel if either of them is an attorney and if such position is required.

2. If there is an Assistant Secretary, such person shall, in the absence of the Secretary, attend the meetings of the administrative decision-making bodies. In the absence of the Secretary and the Assistant Secretary, the Director appointed by the Board from among those attending the meeting in question shall act as such.

3. The Secretary of the Board of Directors shall have the following duties in addition to those assigned thereto by Law and the By-Laws:

   a) Keep custody of the corporate documents, duly record the proceedings of meetings in the minute books, and attest to the resolutions adopted by the collective management decision-making bodies.

   b) Ensure the formal and substantive legality of all action taken by the Board of Directors and compliance with regulations and by-law provisions, and ensure observance of the principles or standards of corporate governance of the Company and the provisions of these Regulations of the Board of Directors.

   c) Verify compliance with orders of regulatory entities, and that the recommendations thereof, if any, are taken into consideration.

   d) Generally act as a channel in relations between the Company and the Directors in connection with all matters relating to the operation of the Board of Directors, in compliance with the Chairman's instructions.

   e) Process all requests from the Directors regarding the information and documentation of those matters that fall within the purview of the Board of Directors.

   f) Act as Secretary of the Executive Committee.

   g) Act as Secretary to the General Shareholders' Meetings.

4. The Secretary may also serve as General Secretary, if so resolved by the Board of Directors, in which latter capacity the Secretary shall be accountable to the Chief Executive Officer and shall contribute to the integration, coordination and consolidation between the Company and its affiliated companies.

Section 2. Committees of the Board of Directors

Article 23. Committees of the Board of Directors.

1. The Board of Directors shall create and maintain, on a permanent basis, an Executive Committee, an Audit and Compliance Committee, and a Nominating and Compensation Committee. These Committees shall be composed in such manner and shall have such duties as are described below.

2. The Board of Directors may also create other Committees or Commissions of purely internal scope, with such powers as determined by the Board of Directors. The Chairman, the remaining members, and the Secretary of such Committees and Commissions shall be appointed by a simple majority of the members of the Board of Directors.

3. The Chairman of each Committee shall inform the Board of Directors of the activities performed and the resolutions adopted by it, and the Board may make any and all suggestions or recommendations that it deems advisable.

4. The Committees shall be governed by their own specific rules and regulations approved by the Board of Directors, supplemented by the operating rules set forth in these Regulations as applicable to the Board of Directors, insofar as they are compatible with the nature and duties of each Committee.

Article 24.- Executive Committee.

1. There shall be an executive committee permanently operating as the representative of the Board of Directors, which committee shall be called the Executive Committee, and which shall have all of the powers inherent to the Board of Directors, unless otherwise determined by the Board of Directors and except for those powers that may not be delegated pursuant to legal or by-law restrictions. The Executive Committee shall be composed of the Directors designated by favorable vote of two-thirds of the members of the Board, and renewals shall occur at the times, in the manner and in the number determined by the Board of Directors, which shall also establish rules for the operation thereof.

2. The Executive Committee shall be composed of the number of members decided by the Board, with a minimum of five (5) Directors and a maximum of eight (8). In all cases, members of the Executive Committee shall include the Chairman of the Board of Directors, who shall preside over meetings of the Executive Committee, the Vice Chairman or Vice Chairmen, and the Chief Executive Officer, if any. The Secretary of the Board of Directors and, in the absence thereof, the Assistant Secretary of the Board of Directors, and in the absence of both, the member of the Committee appointed from among its members at the meeting in question, shall act as Secretary of the Committee.

3. The members of the Executive Committee shall continue to hold office for so long as they remain members of the Board of Directors, and their renewal as members of such Executive Committee shall occur at the same time as their re-election as Directors.

4. The Executive Committee shall meet at least two (2) times per month and as many other times as deemed appropriate by the Chairman, who may also suspend one or more of the ordinary meetings when deemed appropriate in the sole judgment of the Chairman. In addition, it shall meet when so requested by two of its members. The Executive Committee shall deal with all matters within the power of the Board which, in the sole judgment of the Committee, should be resolved without further delay, excepting only the preparation of the financial statements, the presentation of the balance sheets at the General Shareholders' Meeting and those powers which are given by the shareholders to the Board without the power of delegation.

5. The Executive Committee shall inform the Board, at the next meeting thereof, of the matters dealt with and the resolutions adopted by it during its sessions.

6. The provisions of these Regulations regarding the operation of the Board of Directors shall apply to the Executive Committee, to the extent that they are not incompatible with the nature thereof.

Article 25. Audit and Compliance Committee.

1. The Board of Directors shall create a permanent Audit and Compliance Committee, which shall be composed of a minimum of three (3) Directors and a maximum of five (5) Directors appointed by the Board of Directors from among the external Directors who are not members of the Executive Committee. The Audit and Compliance Committee shall have a Chairman and a Secretary appointed by the Board of Directors from among the members of such Committee.

2. The members of the Audit and Compliance Committee shall carry out their duties for a maximum of four (4) years, and may be re-elected. The position of Chairman shall be held for a maximum period of (4) years, after which period such person may not be re-elected until the passage of one year from ceasing to act as such, without prejudice to such person continuing or being re-elected as a member of the Committee.

3. In all events, the Audit and Compliance Committee shall have the power to:

   a) Report to the General Shareholders' Meeting with respect to matters raised therein by shareholders regarding its powers.

   b) Propose appointments of the Company's Auditors to the Board of Directors for submission to the General Shareholders' Meeting.

c) Supervise the management of the Internal Audit Area, which will be functionally controlled by the Chairman of the Audit and Compliance Committee.

d) Know the process for gathering financial information and associated systems for monitoring risks relevant to the Company.

e) Receive information from the Auditors regarding matters that might risk the independence thereof which are related to the auditing procedure and generally regarding any other information provided for in legislation regarding the auditing of financial statements and in the technical auditing regulations in effect at any time.

f) Inform itself in advance of the Company's annual corporate governance report and ensure compliance with legal requirements and those of the Codes of Professional Conduct and Good Governance adopted by the Board of Directors.

g) Inform the Board of Directors in advance regarding all matters within its area of authority provided for in Title VIII of these Regulations.

4. For purposes of the operation of the Committee, it shall meet as many times as its Chairman deems necessary for the fulfillment of its obligations, and at least four (4) times per year, or when requested by one-half of its members. Meetings of the Committee shall be validly held when one-half plus one of its members are present in person or by proxy, and shall adopt resolutions by majority of the members present in person or by proxy. In the event of a tie, the Chairman shall have the tie-breaking vote.

5. The Audit and Compliance Committee shall submit for approval of the Board of Directors a Report of its activities during the fiscal year, which shall thereafter be made available to shareholders and investors.

6. The foregoing rules shall be developed by the Board of Directors into corresponding Regulations of the Audit and Compliance Committee, always favoring independence in the operation of the Committee. For information purposes, the current Regulations of the Audit and Compliance Committee are attached to these Regulations of the Board of Directors as Annex 1.

Article 26. Nominating and Compensation Committee.

1. The Board of Directors shall create a permanent Nominating and Compensation Committee, which shall be an internal informational and consulting body without executive powers, and which shall have the information, advisory and proposal-making powers within its scope of action as set forth in paragraph four of this Article.

2. The Nominating and Compensation Committee shall be composed of a minimum of three (3) Directors and a maximum of five (5), appointed by the Board of Directors from among the external Directors. The Board of Directors shall also appoint the Chairman thereof from among the members of such Committee, as well as its Secretary, who need not be a member of the Committee.

3. Unless otherwise decided by the Board of Directors, the members of the Nominating and Compensation Committee shall hold their positions for so long as they remain Directors of the Company. Renewal and re-election to and dismissal from office by the members of the Committee shall be governed by resolution of the Board of Directors.

4. The Nominating and Compensation Committee shall have the power to supervise the procedure for selecting Directors and senior-level managers (the latter at the proposal of the Chief Executive Officer, if any) of the Company, members of its group and those other companies in which the Company is responsible for management, as well as to assist the Board of Directors in the determination and supervision of the compensation policy for such persons. In particular, the Nominating and Compensation Committee shall have the power to:

   a) Report on and review the criteria that should be followed in composing the Board of Directors and in selecting candidates.

   b) Bring Director designation proposals to the Board of Directors for the appointment thereof and subsequent submission to a decision by the shareholders at the General Shareholders' Meeting.

   c) Propose to the Board of Directors the members who should make up each of the Committees.

   d) Propose to the Board of Directors the system and amount of annual Director compensation.

   e) Provide information to the Board of Directors regarding the appointment of senior-level managers of the Company, at the proposal of the Chief Executive Officer, if any.

   f) Provide information to the Board of Directors regarding the compensation of the Chairman, Chief Executive Officer and senior-level managers, the latter at the proposal of the Chief Executive Officer, if any.

   g) Provide information regarding incentive and pension supplement plans.

   h) Periodically review the compensation programs, evaluating the adequacy and results thereof.

5. For purposes of the operation of the Committee, it shall meet as many times as needed, in the opinion of its Chairman, to fulfill its obligations, and at a minimum once each quarter or when so requested by one-half of its members. The Committee shall validly meet when one-half plus one of its members are present in person or by proxy, and shall adopt its resolutions by majority of the members present in person or by proxy. In the case of a tie, the Chairman shall have the tie-breaking vote.

6. The foregoing rules shall be developed by the Board of Directors into corresponding Regulations of the Committee. For information purposes, the current Regulations of the Nominating and Compensation Committee are attached to these Regulations of the Board of Directors as Annex 2.

TITLE V. OPERATION OF THE BOARD

Article 27.- Meetings of the Board of Directors.

1. The Board of Directors shall meet with the frequency it deems appropriate, but at least once a month unless the Chairman, in his sole judgment, deems it appropriate to suspend such sessions. The Board of Directors shall evaluate, on an annual basis, its operation and the quality of its work.

2. Prior to the commencement of each fiscal year, the Board of Directors shall set a schedule for its ordinary meetings. Such schedule may be modified by a resolution adopted by the Board of Directors or upon a decision made by the Chairman, who shall report the modification to the Directors not less than five (5) days in advance of the date originally set for the meeting or of the new date set in lieu thereof, if the latter date occurs earlier.

3. The Board of Directors shall also meet when the Chairman resolves to call an extraordinary meeting thereof, or when such extraordinary meeting is requested by one-fourth of the Directors.

4. The call to meeting of the Board of Directors shall be carried out by letter, fax, telegram, e-mail or any other means, and shall be authorized under the signature of the Chairman, or under the signature of the Secretary or Assistant Secretary by order of the Chairman. Notice of the call shall be given in a manner such that the Directors receive it not later than the third day prior to the date of the meeting, except in the case of emergency meetings. Excepted from the foregoing provision shall be those instances in which these Regulations prescribe that greater notice be given. The call shall always include the agenda for the meeting and an attachment containing any required information.

5. The Chairman shall decide on the agenda for the meeting. The Directors may submit a request to the Chairman for the inclusion of matters in the agenda, and the

Chairman shall be required to include them when such request has been made by at least three (3) Directors not less than ten (10) days in advance of the date set for the meeting.

6. Without prejudice to the foregoing, the Board of Directors shall be deemed to have validly met without the need for a call if all of its members are present and unanimously agree to hold the meeting and to the items of the agenda to be dealt with.

Article 28.- Place of Meetings.

1. Meetings shall be held at the registered office of the Company, or at such other place as is designated in the call to the meeting, either in Spain or abroad.

2. Meetings of the Board of Directors may also be held in several places connected by a conference system which permits the recognition and identification of the attendees, permanent communication among the attendees regardless of their location, and participation in discussion and the casting of votes. Attendees at any of such places shall be deemed to have attended the same meeting for all purposes relating to the Board of Directors. The meeting shall be deemed to have been held where the majority of the Directors are located and, if they are located in different places in equal numbers, where the Director chairing the meeting is located.

Article 29.- Conduct of the Meetings.

1. In order for resolutions within the authority of the Board of Directors to be valid, at least one-half plus one of the Directors must be present in person or by proxy at the meetings at which they are adopted, except in the case set forth in the last paragraph of this Article.

2. The Directors shall use their best efforts to attend the meetings of the Board and, when unable to attend in person, they shall attempt to give a proxy to another Director, to whom they shall give any appropriate instructions. The proxy granted shall be a special proxy for the Board meeting in question, and may be communicated by any of the means set forth in paragraph four of Article Twenty-Seven above in connection with notice of the call to meetings.

3. The Chairman shall organize the debate, stimulating the participation of all of the Directors in the deliberations of the Board.

4. Resolutions shall be adopted by a majority of votes cast in person or by proxy, except in the following cases:

   a) Permanent delegation of powers and the appointment of Directors to exercise such powers, which shall require the favorable vote of two-thirds of the members of the Board.

b) Amendments to the Regulations of the Board of Directors, which shall require the favorable vote of two-thirds of the Directors present at the meeting in person or by proxy.

TITLE VI. DIRECTOR COMPENSATION

Article 30.- Director Compensation.

1. A Director shall be entitled to the compensation provided for in the By-Laws.

2. Within the limits established in Article Fifty of the By-Laws, the Board of Directors shall ensure that the compensation payable to the Directors is commensurate with the compensation paid at similarly-sized companies carrying on similar business in the market and with the same dedication to the Company.

3. In addition, the Board of Directors shall ensure that the amount of the compensation of independent Directors is such that it provides incentives to their dedication while not risking their independence.

TITLE VII. INFORMATION TO DIRECTORS

Article 31.- Powers of Information and Inspection.

1. A Director shall have the broadest powers to obtain information regarding any aspect of the Company, to examine its books, records, documents and other records of corporate transactions, to inspect its facilities, and to communicate with the senior-level managers of the Company.

2. The exercise of the powers of information shall first be channeled through the Chairman, the Chief Executive Officer or the Secretary of the Board of Directors.

Article 32.- Assistance of Experts.

1. In order to be assisted in the performance of his duties, any Director may request the hiring of legal, accounting, technical, financial, commercial or other expert advisors, whose services shall be paid for by the Company.

   The assignment must deal with specific issues of certain significance and complexity arising during the performance of the Director's duties.

2. The request for an expert to be hired shall be channeled through the Chairman or the Secretary of the Board of Directors, who may subject it to the prior approval of the Board of Directors; such approval may be denied in well-founded instances, including the following circumstances:

a) That it is not necessary for the proper performance of the duties entrusted to the Directors.

b) That the cost thereof is not reasonable in light of the significance of the issues and the assets and income of the Company.

c) That the technical assistance sought may be adequately provided by the Company's own experts and technical personnel.

d) That it may entail a risk to the confidentiality of the information that must be made available to the expert.

TITLE VIII. DUTIES OF DIRECTORS

Article 33.- General Duties of Directors.

1. In the performance of his duties, a Director shall act in good faith and with the diligence of a prudent businessman and a faithful representative, and shall comply with the duties prescribed by Law, the By-Laws and these Regulations, acting in furtherance of the corporate interest.

2. Without prejudice to such other duties as may be set forth in these Regulations, a Director is specifically required to:

   a) Properly prepare the meetings of the Board and, if applicable, the meetings of the Executive Committee or of the Committees of which the Director is a member, for which purposes the Director must diligently inform himself of the running of the Company.

   b) Attend the meetings of the Decision-Making Bodies and Committees of which the Director is a member and actively participate in the deliberations in order that the Director's opinion may be an effective contribution to decision-making. In the event that, due to well-founded reasons, the Director is unable to attend a meeting of which notice has been given, the Director shall give instructions to the Director who is to represent him.

   c) Fulfill any specific obligation which is entrusted to the Director by the Board of Directors or by the Chairman of the Board or the Chief Executive Officer and which reasonably falls within the Director's scope of dedication.

   d) Inquire into and give notice to the Board of any irregularities in the management of the Company of which the Director may have had notice, and monitor any situation of risk.

e) Propose a call to an extraordinary meeting of the Board or the inclusion of new matters in the agenda of the next meeting to be held, in order that deliberations may be conducted on such issues as the Director deems advisable.

f) Oppose resolutions which are contrary to Law, the By-Laws or the Company's interest, request that such opposition be recorded in the minutes, and seek the invalidation of such resolutions.

Article 34.- Director's Duty of Confidentiality.

1. The Director shall keep confidential the deliberations of the Board of Directors, of the Executive Committee or of the Committees of which the Director might be a member and, in general, not disclose any information, data, reports or background information which the Director may have had access to while in office, and not use any of the foregoing for the Director's own benefit or for the benefit of third parties, without prejudice to the duties of transparency and information imposed by applicable law.

2. The Director's duty of confidentiality shall survive even after the Director no longer holds such position.

Article 35.- Duty Not to Compete.

1. A Director may not be a director or officer of, or provide services to, another company whose corporate purpose is totally or partially analogous to the corporate purpose of the Company or which is a competitor of the Company. Excepted from the foregoing restriction are the duties that may be performed and the offices that may be held (i) in companies belonging to the IBERDROLA Group, (ii) in companies in which the Director acts as a representative of the interests of the IBERDROLA Group, (iii) in companies in which any of the companies belonging to the IBERDROLA Group has an interest and in which the Director does not act as a representative of the interests of the IBERDROLA Group, unless the Board of Directors, following a report from the Audit and Compliance Committee, believes that the Company's interests are jeopardized; and (iv) in those other instances in which the Board of Directors, following a report from the Audit and Compliance Committee, relieves the Director from observing such restriction based on the belief that the interests of the Company are not at risk.

2. A Director who ends his term of office or who, for any other reason, ceases to act as such, may not be a director or officer of, or provide services to, any entity whose corporate purpose is totally or partially analogous to that of the Company or which is a competitor of the Company, for a term of two (2) years. The Board of Directors, may, if it deems it appropriate, relieve the outgoing Director from this restriction or reduce it to a lesser period.

Article 36.- Conflicts of Interest.

1. A conflict of interest shall be deemed to exist in those cases in which there is a conflict, whether direct or indirect, between the interest of the Company and the personal interest of the Director. A personal interest of the Director shall be deemed to exist when a matter affects the Director or a Related Person.

For purposes of these Regulations, the following shall be deemed Related Persons:

a) The Director's spouse or other persons related to the Director by a like relationship of affection.

b) The ascendants, descendants or siblings of the Director or of the Director's spouse (or another person related to the Director by a like relationship of affection).

c) The spouses of the Director's ascendants, descendants and siblings.

d) The companies in which the Director, acting personally or through a third party, falls within any of the cases provided for in Section 4 of Law 24/1988 of July 28 on the Securities Market.

In the case of a legal entity acting as Director, the following shall be deemed to be Related Persons:

a) The shareholders who, in respect of the legal entity acting as Director, fall within any of the cases provided for in Section 4 of Law 24/1988 of July 28 on the Securities Market.

b) The companies that form part of the same group, as such is defined in Section 4 of Law 24/1988 of July 28 on the Securities Market, and the shareholders thereof.

c) The individual acting as a representative, the directors (in fact or in law), and the liquidators of, and the representatives holding general powers of attorney granted by, the legal entity acting as Director.

d) Those persons who, in respect of the representative of the legal entity acting as Director, are deemed related persons pursuant to the provisions of the preceding paragraph applicable to individuals acting as Directors.

2. Conflicts of interest shall be governed by the following rules:

a) Communication: the Director must give notice to the Board of Directors, in the person of the Chairman or the Secretary, of any conflict of interest in which the Director is involved.

b) Abstention: the Director shall not attend or participate in the deliberation and voting on those matters in which the Director is affected by a conflict of interest. Proprietary Directors (representing a major shareholder) shall abstain from voting on those matters that may entail a conflict of interest between the shareholders who have proposed their appointment and the Company.

c) Transparency: in the Corporate Governance Report, the Company shall report any cases of conflict of interest involving the Directors and of which the Company is aware by reason of notice given thereto by the Director affected by such conflict or by any other means.

Article 37.- Use of Corporate Assets.

1. A Director may not use the Company's assets or profit from the Director's position in the Company in order to obtain any financial benefit, unless adequate consideration has been paid.

2. On an exceptional basis, the Director may be relieved from the obligation to provide such consideration, but in any such case, the financial benefit shall be deemed indirect compensation and shall be approved by the Board following a report from the Audit and Compliance Committee.

Article 38.- Non-Public Information.

1. The Director may use non-public information of the Company for private purposes only if the following conditions are satisfied:

   a) That such information is not applied in connection with transactions for the purchase or sale of securities or financial instruments of the issuer to which the information directly or indirectly refers.

   b) That it does not place the Director in a position of advantage vis-à-vis other suppliers and clients.

   c) That the use thereof does not cause any harm to the Company.

   d) That the Company does not own proprietary rights in, or is not in a similar legal position with respect to, the information that the Director wishes to use.

2. Additionally, the Director shall observe the rules of behavior established in the legal provisions governing the securities and, in particular, those contained in the Company's "Internal Regulations for Conduct in the Securities Markets" (*"Reglamento Interno de Conducta en los Mercados de Valores"*).

Article 39.- Business Opportunities.

1. A Director may not take a business opportunity of the Company, either for the Director's own benefit or for the benefit of Related Persons, unless the investment or transaction has previously been offered to the Company, the Company has chosen not to take advantage of it without any pressure from the Director, and the Director has been authorized by the Board to profit from the transaction, following a report from the Audit and Compliance Committee.

2. For purposes of the preceding paragraph, a business opportunity shall be deemed to be any possibility of making an investment or a business transaction that has arisen or has been discovered in connection with the Director's performance of duties as such, or through the use of means and information belonging to the Company, or in circumstances such that it is reasonable to believe that the third party's offer was in fact addressed to the Company.

3. Likewise, the Director shall not use the Company's name and shall not invoke the Director's position as director of the Company in order to carry out transactions for the Director's own account or for the account of Related Persons.

Article 40.- Transactions by the Company with Directors and Significant Shareholders.

1. Any transaction by the Company with Directors and significant shareholders shall be subject to the approval of the Board of Directors, which may make it conditional upon a prior report from the Audit and Compliance Committee.

2. The Board of Directors (and the Audit and Compliance Committee, when a prior report is requested from it) shall evaluate the transaction in light of market conditions, and shall also examine transactions with significant shareholders in light of the principle of equal treatment of shareholders.

3. In the case of customary or recurring transactions in the ordinary course of business, it shall be sufficient to give a generic approval of the kind of transaction and of the conditions for performance thereof.

4. The Company shall report its transactions with Directors, Significant Shareholders and Related Persons in the periodical financial information to be provided on a semi-annual basis, to the extent provided for by Law. Likewise, the Company shall include in the report accompanying the annual financial statements information regarding the transactions by the Company or by the companies that form part of the IBERDROLA Group with the Directors and those persons who act for the account of the latter when such transactions are conducted other than in the ordinary course of the Company's business or other than under normal market conditions.

Article 41.- Director's Duty of Information.

1. A Director shall disclose to the Company any interest that the Director may hold in the capital of any company pursuing a business that is the same as or similar or complementary to the business which the corporate purpose consists of, as well as any offices held or duties performed therein and the conduct, for the Director's own account or for the account of another, of any kind of business that is complementary to the business that the corporate purpose of the Company consists of. Such information shall be included in the Annual Report.

2. A Director shall also disclose to the Company:

   a) All positions the Director holds in and services the Director provides to other companies or entities. In particular, before accepting office as Director or officer in another company or entity, the Director shall give notice thereof to the Audit and Compliance Committee.

   b) Any substantial change in the Director's professional status that may affect the condition or capacity by virtue of which the Director may have been appointed as Director.

   c) Any judicial, administrative or other proceedings instituted against the Director which, because of their significance or characteristics, may seriously reflect upon the reputation of the Company.

   d) In general, any fact or event that may be relevant to the holding of office as a Director of the Company.

Article 42.- Extension of Director's Duties.

The duties prescribed in this Title of these Regulations in connection with the relations between the Directors and the Company shall also be deemed applicable by analogy to their potential relations with companies forming part of the IBERDROLA Group.

TITLE IX. POLICY REGARDING THE PROVISION OF INFORMATION AND RELATIONSHIPS ESTABLISHED BY THE BOARD

Section 1. Policy regarding the Provision of Information

Article 43. Annual Corporate Governance Report

1. The Board of Directors shall, on an annual basis and following a report by the Audit and Compliance Committee, annually approve a corporate governance report for the

Company which shall include all specifications provided for by law and any others which the Board of Directors deems appropriate to include therein.

2. The corporate governance report shall be approved prior to the publication of the call of the Company's General Shareholders' Meeting for the fiscal year to which such report refers, and shall be made available to the shareholders together with other documents relating to the General Shareholders' Meeting.

3. In addition, public notice shall be given of the annual corporate governance report as provided in the securities market rules and regulations.

Article 44. Website.

1. The Company shall maintain a website for shareholders' information, which shall include the documents and information provided for by Law, and at least the following:

   a) The By-Laws.

   b) The Regulations for the General Shareholders' Meeting.

   c) The Regulations of the Board of Directors and, if applicable, the rules and regulations applicable to the Committees of the Board of Directors.

   d) The annual report.

   e) The internal regulations for conduct in the securities markets.

   f) The corporate governance reports.

   g) The documents relating to Ordinary and Extraordinary General Shareholders' Meetings, including information regarding the agenda, proposals made by the Board of Directors, and any other relevant information that the shareholders may need in order to vote.

   h) Information on the proceedings of prior General Shareholders' Meetings, and particularly, the composition of the General Shareholders' Meeting at the time when it is convened, and resolutions adopted, with a statement of the number of votes cast and the direction of such votes on each of the proposals included in the agenda.

   i) The existing channels of communication between the Company and the shareholders and, in particular, explanations pertinent to the exercise of the shareholders' right to receive information, indicating the postal and e-mail addresses to which the shareholders may direct their requests.

   j) The means and procedures for granting a proxy to attend a General

Shareholders' Meeting.

k) The means and procedures for casting votes from a distance, including, where applicable, the forms required to evidence attendance and the casting of votes by means of data transmission at General Shareholders' Meetings.

l) All relevant events of which notice has been given to the National Securities Market Commission.

2. The Board of Directors shall have the duty to update the information in the Company's website and to bring its content into line with that of the documents filed and recorded with the applicable public registries.

Section 2. Relationships Established by the Board of Directors

Article 45.- Relationships with the Shareholders.

1. The Board of Directors shall establish any appropriate channels to hear proposals that the shareholders may make in connection with the management of the Company.

2. The Board of Directors, assisted by such members of the Senior Management as it deems appropriate, may organize meetings for the provision of information on the progress of the Company and of its Group or other matters of interest to the shareholders residing in locations with the most relevant financial markets in Spain and abroad. The Board of Directors shall guarantee equality of treatment in its relationships with the shareholders.

3. Likewise, the Board of Directors shall establish appropriate mechanisms for the regular exchange of information with those investors that are holders of a significant financial interest in the share capital of the Company and are not represented on the Board; provided, however, that in no event may such mechanisms imply the provision to the above-mentioned investors of any information that places them in a privileged or advantageous position vis-à-vis the other shareholders.

4. All public requests for delegation of voting powers made by the Board of Directors or by any of its members shall disclose, where applicable, the existence of a conflict of interest, and shall provide detailed reasons for the direction in which the representative shall vote in the event that no instructions are given by the shareholder, subject always to the provisions of Law.

5. The Board of Directors shall encourage the informed participation of the shareholders at the General Shareholders' Meetings, and shall take all such measures as may be appropriate to make it easier for the shareholders acting at a

General Shareholders' Meeting to effectively exercise the powers conferred upon them by Law and the By-Laws, with due observance of the provisions set out in the Regulations for the General Shareholders' Meeting.

Article 46.- Relationships with the Securities Markets.

1. The Board of Directors shall immediately inform the public regarding:

   a) All relevant facts that might materially influence the stock exchange prices of securities issued by the Company.

   b) All changes in the Company's ownership structure, such as fluctuations in significant direct or indirect interests, voting trusts and other forms of coalition of which the Board has had notice.

   c) All substantial amendments to the Company's governance rules and regulations.

   d) The policies, if any, in the area of treasury stock that the Company intends to pursue on the basis of any approvals granted by the shareholders at the General Shareholders' Meeting.

   e) All changes to the composition and to the rules of organization and operation of the Board and the Committees thereof, or to the duties and positions of each Director in the Company, as well as any other modification relevant to the corporate governance system.

2. The Board of Directors shall adopt appropriate measures to ensure that the semi-annual, quarterly and any other financial information that it may be prudent to make available to the Securities Markets is prepared in accordance with the same principles, standards and professional practices used to prepare the annual financial statements and is as reliable as such financial statements. For this latter purpose, such information shall be reviewed by the Audit and Compliance Committee.

Article 47.- Relationship with the External Auditor.

1. The Board of Directors shall establish an objective, professional and ongoing relationship with the Company's External Auditor, and shall have the utmost respect for its independence.

2. The relationship referred to in the foregoing paragraph shall be channeled, as a rule, through the Audit and Compliance Committee provided for in these Regulations.

3. The Audit and Compliance Committee shall not submit a proposal to the Board of Directors, and the Board of Directors shall not submit a proposal to the General Shareholders' Meeting, for appointment as the Company's Auditor of an audit firm

when it has evidence that (i) such firm is affected by any circumstance of incompatibility pursuant to the legal provisions governing audits, or (ii) the fees that the Company intends to pay it for any and all services are greater than five percent (5%) of its total income during the last fiscal year.

4. The Board of Directors shall make public the fees that it has paid the audit firm, both in consideration for audit services and for services other than auditing, by specifying the fees paid to the auditors and those paid to any company forming part of the same group of companies to which the auditor belongs or to any other company to which the auditor is related under a relationship of joint ownership, management or control.

5. The Board of Directors shall use its best efforts to definitively prepare the financial statements such that there is no room for comments by the auditor. However, when the Board believes that its opinion must prevail, it shall provide a public explanation of the content and scope of the discrepancy.

Article 48.- Relationships with Senior-Level Managers.

Relations between the Board of Directors and the Company's senior-level managers, as provided in these Regulations, must be channeled through the Chief Executive Officer.

TITLE X. INTERPRETATION

Article 49.- Interpretation of these Rules.

1. These Regulations shall be interpreted in accordance with the priority of provisions and the recommendations contained in the "Report of the Special Commission for the Study of an Ethical Code for Corporate Boards of Directors" (Olivencia Report), in the "Report of the Special Commission for the Promotion of Transparency and Safety in Financial Markets and Listed Companies" (Aldama Report), and such other good governance principles and recommendations as are most widely recognized at all times.

2. The full Board of IBERDROLA, S.A. shall resolve any questions or discrepancies that may arise in connection with the application or the interpretation of these Regulations, following a report from the Audit and Compliance Committee and an opinion issued by Counsel to the Board of Directors.

Madrid, 26 April 2006

NATIONAL SECURITIES MARKET COMISSION
Att: Mr. Antonio Mas Sirvent
Director of Markets Area
P° de la Castellana, 19
28046 Madrid

Dear Sirs,

We are pleased to inform you that the Board of Directors of this company, at its meeting held on the date hereof, has unanimously adopted the following resolutions:

1. To accept the resignations from their post as Directors, effective as of today, submitted by the following members: Mr. IÑIGO DE ORIOL YBARRA, Mr. JOSE ANTONIO GARRIDO MARTINEZ, Mr. JAVIER HERRERO SORRIQUETA and Mr. IGNACIO DE PINEDO CABEZUDO.

2. To execute and carry out the resolution adopted by the Board of Directors at its meeting held on 20 April 2005, which was reported to the National Securities Market Commission *[Comisión Nacional del Mercado de Valores]* (CNMV) on the date thereof under Registration number 2005 035264, whereby Mr. JOSÉ IGNACIO SÁNCHEZ GALÁN was appointed Chairman of the Board of Directors to replace Mr. IÑIGO DE ORIOL YBARRA as Chairman, maintaining his position as Chief Executive Officer but relinquishing the position of Vice-Chairman, all of which he accepts.

3. To execute and carry out the resolution referred to in paragraph 2 above, whereby it was resolved that, upon the occurrence of a vacancy, and subject to approval or ratification of the shareholders at the next General Shareholders' Meeting, there would be an interim appointment of the individual shareholder Mr. IÑIGO VÍCTOR DE ORIOL IBARRA as a Member of the Board of Directors, with the classification "Other External Director," and who accepts the position.

4. To execute and carry out the resolution adopted by the Board of Directors at the meeting held on 22 June 2005, which was reported to the CNMV on the date thereof under Registration number 2005 066734, whereby it was resolved that the Director Mr. XABIER DE IRALA ESTÉVEZ, in his capacity as Chairman of BBK, a stable reference shareholder of IBERDROLA, would fill the next vacancy to occur on the Executive Committee of the Board of Directors. Therefore, given that vacancies have occurred on the Executive Committee due to the resignation of the members referenced in paragraph 1 above, Mr. XABIER DE IRALA ESTÉVEZ is appointed as a member of the Executive Committee. He accepts the position and resigns as a member of the Audit and Compliance Committee.

All of which we hereby communicate to this National Commission for all pertinent purposes. As always, we are at your disposal for any clarification or explanation that may be required.

Yours faithfully,

Federico San Sebastián

National Securities Market Commission
Mr. Antonio Mas Sirvent
Director of Secondary Markets
Paseo de la Castellana nº 19
28046 Madrid

Bilbao, May 24, 2006

RE: Notice of significant event

Dear Sirs:

We are pleased to inform you that, as of the date hereof, the Board of Directors of Iberdrola, S.A. has unanimously adopted the following resolutions:

1.- To accept the resignation from their position as Board Director, effective as of today, submitted by the following members of the Board: MR. CÉSAR DE LA MORA ARMADA, MR. ANTONIO GARAY MORENÉS and MR. ANTONIO Mª DE ORIOL Y DIAZ-BUSTAMANTE.

2.- To appoint as Vice-Chairmen of the Company the Independent Directors MR. JUAN LUIS ARREGUI CIARSOLO and MR. VICTOR DE URRUTIA VALLEJO.

3.- To appoint as members of the Audit and Compliance Committee the Independent Directors MR. JULIO DE MIGUEL AYNAT (who will be the Secretary of this Committee) and MR. SEBASTIAN BATTANER ARIAS.

4.- To appoint as Vice-Secretary of the Board of Directors of the Company MR. JULIAN MARTINEZ-SIMANCAS SANCHEZ.

All of which we report to the National Commission for the appropriate purposes. We are always available to provide any clarification or supplemental information that you may require.

Sincerely,

Federico San Sebastián

National Securities Market Commission
Mr. Antonio Mas Sirvent
Director of Secondary Markets
Paseo de la Castellana nº 19
<u>28046 Madrid</u>



Bilbao, June 7, 2006

RE: Notice of Significant Event

Dear Sirs:

We are pleased to inform you that, as of the date hereof, the Board of Directors of Iberdrola, S.A. has unanimously adopted the following resolutions.

1. To accept the resignation from his position as Board Director and member of the Executive Committee, effective as of today, submitted by the Proprietary Director MR. JESUS MARIA CADENATO MATIA.

2. To appoint as members of the Board of Directors, on an interim basis and subject to approval or ratification by the shareholders at the next General Shareholders' Meeting, the individual shareholders Ms. INÉS MACHO STADLER, Mr. BRAULIO MEDEL CÁMARA and Mr. JOSÉ CARLOS PLA ROYO, and, once there is evidence of their respective acceptances in one of the forms set forth in Article 142 of the Commercial Regulations, the first two shall be classified as "Independent Directors" and the last as a "Proprietary Director", at the proposal of BBVA, a shareholder of "Iberdrola, S.A.".

3. To appoint Mr. JOSÉ CARLOS PLA ROYO as member of the Executive Committee, and, as mentioned above, once there is evidence of his acceptance, he shall be classified as a "Proprietary Director".

All of which we report to the National Commission for the appropriate purposes. We are always available to provide any clarification or supplemental information that you may require.

Sincerely.

Federico San Sebastián



Code of Professional Conduct

January 20, 2003

NOTICE. This document is a translation of a duly approved Spanish-language document, and is provided for informational purposes only. In the event of any discrepancy between the text of this translation and the text of the original Spanish-language document which this translation is intended to reflect, the text of the original Spanish-language document shall prevail.

TABLE OF CONTENTS:

I. INTRODUCTION

The Code of Professional Conduct of the Iberdrola Group (hereinafter the Code of Conduct) has been created with the aim of developing and formalizing the Principles and Values of the Group as established in the 2002-2006 Strategic Plan and serving as guidelines for the action of the Group's professionals in a global, complex and ever-changing environment.

The Code of Conduct is also intended to respond to the growing demand for Good Governance initiatives and practices in Listed Companies.

Approval

The Code of Conduct was unanimously approved at the meeting of the Board of Directors of IBERDROLA, S.A. held on February 27, 2002, upon recommendation by the Vice Chairman & Chief Executive Officer and after being studied by the Audit and Compliance Committee.

Scope of Application

The Code of Conduct is binding on all employees of the Group, regardless of their rank or their geographical or functional location.

The employees of the Iberdrola Group will hereinafter be referred to collectively as the professionals.

In those companies in which the Iberdrola Group has a majority interest, and those in which, although not having a majority interest, it has the ability to control or is responsible for management, the professionals representing the Iberdrola Group will promote the application of the Principles and Values of the rules of conduct established herein.

Development

By its nature, the Code of Conduct cannot and should not cover all possible situations, but should establish the criteria for guiding the conduct of its professionals and, where appropriate, resolve any questions that might arise in course of their professional activities.

Each of the Iberdrola Group's divisions may develop and implement specific Policies and Rules of Action in its particular area of activity, which shall be commensurate in all cases with the Principles and Values and the rules of professional conduct established in this Code.

II. PRINCIPLES AND VALUES

The Principles and Values of the Iberdrola Group, which are necessary references for all activities of the Group's professionals, are:

- The **PERSON,** the basis for all action;
- The **CUSTOMERS,** recipients of the products and services of the Iberdrola Group;
- **COMPETITIVENESS,** the search for professional excellence, a constant challenge in any day-to-day work;
- **RESULTS,** the ultimate goal of the activities of the Iberdrola Group;
- **WORK,** effort applied to the creation of value and wealth;
- **ABILITY,** competence and talent for good professional performance;
- **HONESTY,** truthful, honest and transparent professional conduct;
- **LOYALTY,** defense of the interests of the Iberdrola Group; and
- **TEAM SPIRIT,** group of professionals organized and motivated to achieve results.

The Iberdrola Group believes that professional conduct in accordance with these Principles and Values is the best assurance of its commitment to creating value for its **SHAREHOLDERS.**

III. GENERAL RULES OF PROFESSIONAL CONDUCT

Compliance with the Law

Iberdrola Group professionals will strictly comply with the applicable legal provisions where they carry out their activity, heeding the spirit and purpose of such provisions.

The Legal Affairs Division will be consulted in the event any well-founded questions arise regarding the interpretation or application of current legislation.

The Iberdrola Group reserves the right to file such appeals as may be appropriate of any legal, judicial or administrative decisions or resolutions that are contrary to its interests. The Iberdrola Group will respect and abide by judicial and/or administrative decisions passed in this respect.

Irreproachable Professional Conduct

The principles guiding the conduct of Iberdrola Group professionals shall be professionalism and integrity.

Professionalism is considered to be proactive, efficient, diligent and responsible conduct focusing on excellence, quality and innovation.

Integrity is considered to be loyal, honest, good faith and objective conduct which is in keeping with the Group's interests.

IV. IBERDROLA GROUP PROFESSIONALS

Principle of Non-Discrimination and Equal Opportunities

The Iberdrola Group respects and will promote non-discrimination by reason of race, sex, ideology, nationality, religion or any other personal, physical or social condition of its professionals.

The Iberdrola Group rejects any expression of harassment, whether physical, sexual, psychological, moral or otherwise, abuse of authority at work and any other conduct generating an atmosphere which is intimidating or offensive to the personal rights of its professionals.

Right to Privacy

The Iberdrola Group respects the right to privacy of its professionals, particularly, by way of example and not of limitation, regarding personal data, medical data, financial data and communications.

The Iberdrola Group respects the personal communications of its professionals by internet and other means of communication.

The professionals of the Iberdrola Group undertake to use in a responsible manner the means of communication and, generally, any other means that the Iberdrola Group may make available to them.

The Iberdrola Group undertakes not to disclose the personal data of its professionals without their prior written acceptance, except when so required by law, the government or the courts.

The professionals of the Iberdrola Group who by reason of their activity have access to the personal data of other professionals in the Group shall promise in writing to respect the confidentiality thereof.

Workplace Health and Safety

The Iberdrola Group shall promote a workplace health and safety policy and adopt preventive measures required by applicable legislation and any other legislation as may be established in the future.

The Iberdrola Group shall promote the application of its rules and policies regarding workplace health and safety measures by the contractors with which it works.

Selection and Assessment

The Iberdrola Group shall maintain a strict, objective selection policy, considering only the academic, personal and professional merits of the candidates and the needs of the Group.

The Iberdrola Group shall assess its professionals rigorously and objectively on the basis of their individual and collective professional performance. Iberdrola Group professionals shall have a say in the setting of their objectives and be informed on the assessments made of them.

Training Policies

The Iberdrola Group shall promote the training of its professionals. Training programs shall foster equal opportunities and professional career development and shall contribute to achieving the Group's objectives.

Iberdrola Group professionals undertake to update their technical and managerial knowledge and take advantage of the Group's training programs.

Information Policies

The Iberdrola Group will inform its professionals of the outlines of the Strategic Plan and the progress of the Group.

Gifts and presents

Iberdrola Group professionals may not give or accept gifts or presents in the performance of their professional activities.

As an exception, the delivery and acceptance of gifts and presents shall be allowed if:

a) They are of insignificant financial value;

b) They correspond to customary commercial treatment, such as lunches, publicity items, etc.;

c) They are permitted by law and generally accepted commercial practice.

Under no circumstances may Group professionals give or accept any kind of bribe or commission. Money may not be received from customers or suppliers on a personal level, even as a loan or advance.

Conflict of Interests

Professional decisions must be based on the best defense of the interests of the Iberdrola Group and may not be influenced by personal or family relationships or any other private interests of Group professionals; otherwise there will be a conflict of interests.

By way of example, but not limitation, the following are situations that might give rise to a conflict of interests:

a) Being involved personally or through relatives in a financial transaction or operation to which the Iberdrola Group is party.

b) Negotiating or formalizing contracts on behalf of the Iberdrola Group with individuals or entities in which the Group professional has a relative -up to the fourth degree by blood relationship or second degree by marriage- holding a management position, whether as a significant shareholder or director.

c) Being a significant shareholder, director, etc. of customers, suppliers or direct or indirect competitors of the Iberdrola Group.

d) Using the resources of the Iberdrola Group for private purposes.

Written notice must be given to an immediate superior regarding any occurrence or possible occurrence of a conflict of interests. The superior shall notify the Human Organization and Resources Division, which shall maintain and manage a Registry covering this type of situation.

Under no circumstance may professional activities be performed within the Iberdrola Group that entail or might entail a conflict of interests, except with prior written authorization of the Human Organization and Resources Division.

Resources and Means of the Iberdrola Group

The Iberdrola Group undertakes to make available to its professionals the necessary and appropriate resources and means for them to perform their professional duties.

Group professionals agree to responsibly use the resources and means made available to them, carrying out professional activities solely in the interests of the Iberdrola Group.

Privileged and Confidential Information

Information owned by and/or entrusted to the Iberdrola Group shall generally be considered confidential information.

The Iberdrola Group and all its professionals shall be responsible for taking sufficient security measures to protect privileged and confidential information.

The disclosure of privileged and confidential information or the use of privileged and confidential information for personal reasons is a breach of the Code of Conduct.

Any reasonable indication of a release of privileged and confidential information or the personal use thereof must be communicated by those with knowledge thereof to their immediate superior or, should the circumstances so require, to the Human Organization and Resources Division. The immediate superior must give written notice thereof to the Human Organization and Resources Division.

In the event of severance of an employment or professional relationship, privileged and confidential information, including documents and storage media (floppy disks, computers, etc.), shall be returned to the Iberdrola Group.

Outside Activities

The provision of services as an employee or professional, for one's own or another's account, to companies or entities other than the Iberdrola Group, as well as the performance of academic activities, must be authorized in advance and in writing by the Human Organization and Resources Division; otherwise, there will be a breach of this Code of Conduct.

The Iberdrola Group respects the performance of social and public activities by its professionals.

V. IBERDROLA GROUP ENVIRONMENT

- **CUSTOMERS**

Quality of Service and Products

The Iberdrola Group commits to offering quality services and products in accordance with quality requirements and standards required by law.

Confidentiality

The Iberdrola Group shall guarantee the confidentiality of all personal data of its customers, undertaking not to disclose such data to third parties without the prior written consent of the customer, except when so required by law, the government or the courts.

Iberdrola Group professionals who have access to the personal data of customers by virtue of their activity shall promise in writing to maintain the confidentiality of such data.

Drafting of Clear and Simple Contracts

Contracts with customers of the Iberdrola Group shall be drafted in a clear and simple manner, shall promote transparency and shall provide information regarding different available alternatives, especially regarding of services, products and rates.

- **PROVIDERS AND SUPPLIERS**

Selection Policy

The Iberdrola Group's procedures for the selection of providers and suppliers shall conform to an objective and impartial standard, and shall avoid any conflict of interests or favoritism in the selection thereof.

Confidential information

The prices and information submitted by providers and suppliers during a process of selection shall be treated confidentiality and shall not be disclosed to third parties without the prior written consent of the providers or suppliers, or when required by law, the government or the courts.

Iberdrola Group professionals who have access to the personal data of providers and suppliers by virtue of their activity shall promise in writing to maintain the confidentiality thereof.

- **COMPETITORS**

Fair Competition

The Iberdrola Group undertakes to compete fairly in the marketplace, and not to engage in advertising which is deceptive or which denigrates its competition or third parties.

Third-party Information

The acquisition of information from third parties, including information regarding competitors, must be carried out in a legal manner.

Defense of Competition (Antitrust)

The Iberdrola Group undertakes to promote free competition for the benefit of consumers and users.

The Iberdrola Group shall comply with antitrust rules and regulations, avoiding any conduct which constitutes or might constitute collusion, abuse or the restriction competition.

- **SOCIETY**

Authorities, Regulatory Organizations and Government

Relations with authorities, regulatory organizations and the government shall be conducted under the principle of cooperation and transparency.

True and Proper Information

The Iberdrola Group shall provide true, proper and appropriate information regarding its policies and actions.

The economic-financial information of the Iberdrola Group -especially the Annual Financial Statements- shall accurately reflect its economic and financial position and net worth in accordance with generally accepted accounting principles.

A lack of honesty in the communication of information, whether internal or external (auditors, analysts, regulatory organizations, etc.) is a breach of the Code of Conduct. This includes the delivery of incorrect information, organizing it in an incorrect manner or attempting to confuse those who receive it.

All relations with analysts, the media, etc. shall be channeled through the Management of the Institutional Relations and External Communications Area.

Defense of the Environment and Social Action

The Iberdrola Group expresses its firm commitment to the defense of the environment, and shall carry out its activities with a view towards the actual achievement of sustainable economic, environmental and social development.

- **SHAREHOLDERS**

The Iberdrola Group expresses its intention to continuously create value for its shareholders.

Group professionals shall avoid any practices, especially unnecessary conduct and expenditures, which might cause a decline in the creation of value for the Group's shareholders.

VI. COMMUNICATION, DISSEMINATION AND ASSESSMENT

The Code of Conduct shall be communicated to and disseminated among the professionals of the Iberdrola Group in accordance with the Plan designed for such purpose by the Human Organization and Resources Division.

The Management of the Institutional Relations and External Communication Area shall be responsible for the external dissemination of the Code of Conduct.

Any questions which might arise regarding the interpretation of the Code of Conduct or the application thereof must be referred to an immediate superior. Should circumstances so require, the Human Organization and Resources Division may be consulted.

Management of the Internal Audit Area shall assess and issue an annual report on the degree of compliance with the rules of professional conduct. The report shall be remitted to the Audit and Compliance Committee and the Vice Chairman & Chief Executive Officer.

VII. DISCIPLINARY SYSTEM

The Iberdrola Group shall develop the measures needed to ensure the efficient application of the Code of Conduct, and shall punish any breach thereof.

Nobody, regardless of rank or position, is authorized to request that a professional commit an unlawful act or breach the provisions of the Code of Conduct. No professional may justify improper or unlawful conduct based on an order from a superior.

If there are reasonable indications of the commission of an act which is unlawful or which breaches the rules of the Code of Conduct, such information shall be provided to an immediate superior or, if circumstances so require, to the Human Organization and Resources Division. The immediate superior of the person communicating such information shall in turn inform the Human Organization and Resources Division in writing.

The identity of the person reporting irregular action shall be considered confidential information.

If the Human Organization and Resources Division decides that an Iberdrola Group professional has engaged in activities which breach the provisions of law or this Code of Conduct, disciplinary measures shall be applied in accordance with the system of offenses and penalties set forth in the collective bargaining agreement of the company where such professional is employed.

VIII. EFFECTIVENESS

The Code of Conduct shall be reviewed and updated from time to time, taking into account the annual report of the Management of the Internal Audit Area and the suggestions and proposals made by the Group's professionals.

IX. ACCEPTANCE AND CONSENT

The professionals of the Iberdrola Group expressly accept the Principles and Values and the rules of action set forth in the Code of Conduct.

Professionals who join or become part of the Iberdrola Group in the future shall expressly accept the Principles and Values and the rules of action set forth in the Code of Conduct, which shall be attached to their respective employment agreements.





7R4066996

10/2006

ANTONIO DE LA ESPERANZA RODRÍGUEZ
NOTARIO

Diego de León, 45-1º 28006 Madrid
Tel: 91 436 13 74 Fax: 91 431 46 83
www.diegodeleon45.com


ANTONIO DE LA ESPERANZA RODRIGUEZ
Nihil Prius Fide
NOTARIO · MADRID

NÚMERO SESENTA Y OCHO.—

ACTA DE PROTOCOLIZACION DE PAGINA WEB.—

En **MADRID**, mi residencia, a diez de enero de dos mil siete.—

Ante mí, **ANTONIO DE LA ESPERANZA RODRIGUEZ**, Notario del Ilustre Colegio de esta Capital.—

= COMPARECENCIA =

Doña Inés Silva Hernández-Gil, mayor de edad, soltera, con domicilio en Madrid, calle Tomás Redondo número1 y con D.N.I. número 3.888.209-J.—

La identifico por su D.N.I.—

INTERVIENEN en nombre y representación de **"IBERDROLA, S.A."**, española, de duración indefinida, domiciliada en Bilbao, calle Gardoqui, 8. Inscrita en el Registro Mercantil de Vizcaya, al Tomo BI-233, folio 156, hoja número **BI-167-A**, inscripción 923ª. Tiene C.I.F. número A-48010615.—

La señora compareciente no me acredita dicha representación, que efectuará donde fuere oportuno.—

Tienen, a mi juicio, capacidad para esta escritura de **ACTA DE PROTOCOLIZACION DE PAGINA WEB**.—


EUROPA
NOTARIO

==

= REQUERIMIENTO =

Interesa a la señora compareciente, que yo, el Notario, acceda a las siguientes páginas web:——

- www.nic.es; en el cuadro activo denominado "Busca", incluir la palabra "Iberdrola"; posteriormente hacer click en el link "Iberdrola.es" y completar el cuadro de validación de usuario.——

- www.melbourneit.com.au; a continuación hacer click en el link "WHOIS"; posteriormente incluir en el cuadro activo "Iberdrola.com" y hacer click en "search"; y por último completar el cuadro de validación del usuario.——

Y deje constancia en esta acta del contenido de dichas páginas mediante la impresión de las respectivas pantallas que se irán abriendo al acceder a cada una de las páginas en la forma indicada.——

= DILIGENCIAS =

El día diez de enero de dos mil siete, a las diez horas y treinta minutos, accedo yo, el Notario, a las páginas web anteriormente reseñadas, imprimo la pantalla de ordenador a la que se accede y el contenido de dichas páginas y las protocolizo en esta acta.——

La TRADUCCIÓN al idioma inglés, que conozco, es la siguiente:——

WEB PAGE DEED

NUMBER SIXTY EIGHT.——

In Madrid, my place of residence, on the tenth of January two thousand and seven.——

Before me, ANTONIO DE LA ESPERANZA RODRIGUEZ, Notary

==


ANTONIO ESPERANZA RODRIGUEZ
NOTARIO · MADRID

and member of the Professional Association of Notaries of Madrid.——

APPEARS

Ms. Inés Silva Hernandez-Gil, of full age, unmarried, resident in Madrid, calle Tomas Redondo number 1, and holder of Spanish identity card number 3.888.209-J.——

SHE ACTS in the name and on behalf of the company of Spanish nationality called **"IBERDROLA, S.A."**, domiciled in Bilbao, calle Gardoqui, 8. It is registered in the Companies Register of the province of Vizcaya, in Volume BI-233, folio 156, page number **BI-167-A**, entry 923ª. It has the Tax Identification number A-48010615. ——

The lady here appearing has not accredit her above mentioned representation, which she will effect it will be opportune.——

She has, in my opinion, the necessary legal capacity for formalizing this deed of **RECORD OF WEB PAGE**.——

REQUIREMENT

The lady here appearing is interested in, that I, the Notary, enter to the following web pages:——

- www.nic.es; fill in the active text frame called "Busca" the word "Iberdrola"; and after this, click on the link "iberdrola.es" and complete the user verification text frame.——


EUROPA
NOTARIO

=======================================

www.melbourneit.com.au, later on clik on the link « WHOIS » and include the term « Iberdrola.com » in the active text frame and clik on « search » ; and at the end, fill the user verification text frame.————

And she is interested in, I, the Notary, certify in this record the content of the above mentioned web pages by virtue of the impression of the respective screens that will be opened on having entered to each of the pages by means of the procedure referred. ————————

= DILIGENCES=

On the tenth of January of two thousand and seven, at half past ten, I, the Notary, enter to the above mentioned web pages, and print the correspondent computer screen and their content and certify them in this record.————————————————————

= AUTORIZACION =

Leido cuanto antecede por la señora compareciente, presta su conformidad y firma conmigo el Notario, que de cuanto se contiene en este instrumento público, extendido en tres folios de papel de uso exclusivo notarial, serie 7P números 4604607 y los dos siguientes en orden correlativo, yo, el Notario, **DOY FE**.-

Arancel. Documento sin cuantía

Está la firma de la señora compareciente.——————————

Están los elementos de mi autorización notarial.——————

= DOCUMENTOS UNIDOS =

Siguen unidos a la matriz los siguientes documentos.————————

———————————————————————————————

=======================================





MINISTERIO DE INDUSTRIA TURISMO Y COMERCIO

red.es
dominios

>> Información de Dominio

DATOS DEL TITULAR	
Nombre del dominio	iberdrola.es
Titular	Iberdrola S.A.
Tipo de Titular	Organización
Forma Jurídica	Sociedad Anonima
Domicilio	Cardenal Gardoki, 8
Población	Bilbao
Provincia	BIZKAIA
Código Postal	E-48008
País	España
Marca	
Número de Inscripción de la Marca	
Fecha de Alta	01/11/1992
Fecha Caducidad	01/11/2007
Agente Registrador	Internet Names

PERSONA DE CONTACTO ADMINISTRATIVO

NIC_HANDLE **JCVH3-ESNIC**

PERSONA DE CONTACTO TECNICO

NIC_HANDLE **JL98-ESNIC**

PERSONA DE CONTACTO DE FACTURACION

NIC_HANDLE **TS21-ESNIC**

SERVIDORES DNS

Nombre Servidor	IP
dns.euskaltel.es	212.55.8.132
dns.iberdrola.es	217.22.97.10



ns2.sarenet.es	212.81.130.1

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Registrant

Name	Iberdrola, S.A.
Address	Gardoqui, 8
Address	_
Address	Bilbao
Address	48008
Address	VIZCAYA
Address	SPAIN

Domain

Name	iberdrola.com
CreatedDate	1998-10-06
UpdatedDate	2002-03-15
ExpiresDate	2007-10-05
NameServer	dns.iberdrola.es
NameServer	dns.euskaltel.es
NameServer	ns2.sarenet.es
Status	clientTransferProhibited

AdminContact

Name	Dominios Administracion
Address	Gardoqui, 8
Address	Bilbao
Address	48008
Address	VIZCAYA
Address	SPAIN
Email	dnsadmin@iberdrola.es
Phone	+349.44151411
Fax	+349.44790357

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TechContact

Name	Dominios Tecnico
Address	Avda. San Adrian, 48
Address	Bilbao
Address	48003
Address	Vizcaya
Address	SPAIN
Email	dnstec@iberdrola.es
Phone	+349.44151411
Fax	+349.44790357

PAPEL EXCLUSIVO PARA DOCUMENTOS NOTARIALES



TIMBRE
DEL ESTADO



0,15 €

7R4067000

10/2006

===

ES COPIA FIEL de su original obrante en mi protocolo bajo el número indicado que libro para la señora compareciente, en cinco folios de papel timbrado de uso notarial, serie 7R, números 4.066.996 y los cuatro siguientes en orden correlativo. En mi residencia, el mismo día de su autorización. DOY FE.————



FE PÚBLICA NOTARIAL
CONSEJO GENERAL DEL NOTARIADO ESPAÑOL
NOTARIADO
EUROPA
0066250215

SECURITY REFERENCE NUMBER: GENERAL

Version 5.1.3

RESULTS FOR:

PERIOD FIRST QUARTER YEAR 2006

I. IDENTIFICATION DATA OF THE ISSUER

Company name

IBERDROLA, S.A.

Company address:

C/ CARDENAL GARDOQUI, 8 -48008 BILBAO

CIF (CORP. TAX REG. NUMBER)

A-48010615

Persons responsible for this information, indicating offices held and powers by virtue of which they represent the company:

JOSE LUIS SAN PEDRO GUERENABARRENA

Manager of Administration, Control and Regulation

According to powers granted before notary in Bilbao, Mr. José Mª Arriola Arana, Protocol number 659, dated 8 March 1994.

Signature

A) QUARTERLY RESULTS

(For consolidated information, only fill in the appropriate column pursuant to legislation in force).

Units: Thousand of euros

		INDIVIDUAL		CONSOLIDATED as per		CONSOLIDATED as per	
		Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year
NET TURNOVER (1)	0800	820.099	813.691			2.978.407	2.675.151
PROFIT BEFORE TAX/PROFIT BEFORE TAXES ON CONTINUING OPERATIONS (2)	1040	71.354	-81.769			630.674	538.422
PROFIT OF THE YEAR ON CONTINUING ACTIVITIES (3)	4700					409.060	351.368
PROFIT (4)	1044	60.882	-33.608			409.060	351.368
Profit attributed to external partners/ Profit attributable to minority interests	2050					-5.877	-4.793
PROFIT ATTRIBUTED TO DOMINANT COMPANY / PROFIT ATTRIBUTED TO THE HOLDING COMPANY	2060					403.183	346.575
SHARE CAPITAL	0500	2.704.648	2.704.648				
NUMBER OF EMPLOYEES	3000	2.322	2.573			17.582	15.825

GE1

B) EVOLUTION OF BUSINESS

(Although brief in nature, given the summarised nature of this quarterly information, the comments included in this section must allow investors to form a sufficiently clear opinion on the activities carried on by the company and the profits or losses obtained during the period covered by this quarterly information, as well as on its financial and net asset situation and other essential information on the general progress of company affairs). Lastly, comments on the consolidated and individual financial statements must be clearly distinguishable).

See annex

C) BASES FOR PRESENTATION AND VALUATION RULES

(In preparing the financial and accounting information included in this periodical public announcement, the same principles, valuation bases and accounting criteria must be used as those contemplated in current regulations governing the presentation of financial and accounting information incorporated in the annual accounts and financial statements applicable to the annual period to which the public information is made available. If, exceptionally, generally accepted accounting principles and criteria required by relevant applicable regulations have not been applied to the attached information, this fact must be duly indicated and justified, and explanation given of the influence of their non-application on the net asset situation, financial situation and profits or losses of the company or group. In addition and with a similar purpose as mentioned above, any modifications which, as the case may be, may been made in the accounting criteria employed in preparing the attached information in relation to the previous year's audited accounts, must be mentioned and commented upon. If the same principles, criteria and accounting policies as used in the prior annual accounts have been applied, and if those comply with the provisions of current accounting regulations as applicable to the company, the fact should be expressly indicated. When any adjustments or reclassifications in the previous year have been made, in accordance with applicable regulations, due to changes in accounting policies, corrections of any mistakes or changes in the classification of accounts, quantitative and qualitative data that is required to understand such adjustments or reclassifications must be included in this section).

On 9 May the Periodic Public Information published on 27 April 2006 was modified, as a consequence of a mistake in the arithmetic calculation in the "Results before Tax" and "Results of the Period" of Iberdrola (on an individual basis).

	Notified on 27/04/06	Corrected
Results before tax	87.239	71.354
Results of the period	76.768	60.882

The financial and accounting information included in this period public information has been prepared, as regards the consolidated data, according to the International Financial Reporting Standards (IFRS), being those adopted by the European Commission in accordance with the procedure established by Regulation (CE) 1606/2002 of the European Parliament and Council of 19 July 2002.

This applies to both the quarterly information provided about the current period and the comparative data in relation to the previous period.

The same accounting principles, criteria and policies have been applied as in the last annual financial statements.

On 28 February 2006, Royal Decree-Law 3/2006 of 24 February was published in the Official Journal (BOE), modifying the means for matching offers for sale and purchase of energy presented simultaneously on the daily and interdaily electricity production market by actors in the electricity sector belonging to the same corporate group.

This Royal Decree Law is subject to further implementation and, so long as its real effect is not known, the main implications taken into account in this period public information are:

- Cancellation of the emission rights that are issued for free.

- The provisional price considered by the National Energy Commission as regards payment for regulated activities will be the average cost set out in the 2006 tariff for energy generated under the ordinary regime for the peninsular, including costs of adjustment services and power guarantee that amounts to 42.35 €/MWh.

In addition, and in relation to the consolidated IFRS information of the previous year, the following points must be stated: in the first term of 2005, some companies were integrated using the equity method while in the half-yearly and annual information they were fully integrated.

No changes having been made in respect of the methods for consolidation for annual information, the consolidated results for the current year and previous year for the first term are not homogeneous. If the same consolidation methods had been used, the items "Net turnover" and "Profit/Loss before tax" would have been as follows:

	As reported	Fully integrated
Net turnover	2.675.151	2.740.028
Results before tax	538.422	539.622

For the same reason the average consolidated number of employees of the group would have increased by 915 persons, from the 15,825 that were announced to 16,740 if the companies had been fully integrated.

D) PROFITS DISTRIBUTED DURING THE PERIOD

(Dividends actually paid since the beginning of the financial year should be mentioned)

		% of nominal value	Euros per share (x,xx)	Amount (thousands euros)
1. Ordinary Shares	3100	12.2	0.37	330,828
2. Preference Shares	3110			
3. Redeemable Shares	3115			
4. Shares without votes	3120			

Additional information on the distribution of dividends (on account, additional, etc.)

- On 2 January 2006, an advance dividend for 2005 of 0.367 euros per share was paid.

E) SIGNIFICANT EVENTS (*)

		YES	NO
1. Acquisitions or disposals of shares in listed companies giving rise to the disclose requirement contemplated in Art. 53 of the Spanish Stock Exchange Law (5% and multiples).	3200		X
2. Acquisitions of own shares giving rise to the disclosure requirement contemplated in the 1st additional disposition of the Spanish Public Limited Companies Act (1%)	3210		X
3. Other significant increases or reductions of fixed assets (stakes of over 10% in non listed companies, relevant tangible investments or disinvestments, etc).	3220	X	
4. Increases and reductions in share capital or the values of shares	3230		X
5. Issues, redemptions or cancellations of debt	3240	X	
6. Changes of Directors or the Board of Directors	3250	X	
7. Modifications to the Articles of Association	3260	X	
8. Conversions, mergers or demergers	3270		X
9. Changes in the institutional regulation of the sector that significantly affect the economic and financial situation of the Company or Group.	3280	X	
10. Suits, actions or disputes which might materially affect the net asset situation of the Company or Group	3290		X
11. Situations involving insolvency, suspension of payments, etc.	3310		X
12. Special agreements limiting, assigning or totally or partially waiving the political and economic rights of shares in the company.	3320		X
13. Strategic agreements with national or international groups (exchanges of blocks of shares, etc.).	3330		X
14. Other significant events	3340	X	

(*) Mark with an "X" the relevant box, and if affirmative, attach an explanatory annex which sets out the date of the notification to the CNMV and the SRBV

F) ANNEX EXPLAINING SIGNIFICANT EVENTS
See annex

INSTRUCTIONS FOR FILLING IN THE QUARTERLY REPORT OF RESULTS (GENERAL)

- Numeric data, except if otherwise mentioned, should be in thousands of euros, with no decimal points, and rounding up or down the totals.

- Negative amounts should be mentioned with a minus (-) sign before the relevant number.

- For each number, except if mentioned otherwise, the corresponding number of the previous period should be included.

- International Financial Reporting Standards (IFRS) are those adopted by the European Commission in accordance with the procedure set out in Regulation CE 1606/2002 of the European Parliament and Council, of 19 July 2002.

- Financial information set out in this report must be filled in accordance with regulations and recognised accounting and evaluation principles that are applicable to the entity for preparing the financial statements for the annual period to which the Periodic Public Information refers.

Until financial years starting 11 January 2007, and except for credit entities, companies that are obliged under the Commercial Code to draw up consolidated annual accounts and who at the end of financial period have issued listed fixed rate debentures and who have opted to continue applying the standards set out in Section 3, Title III of the first book of the Commercial Code and implementing regulations, provided they have not applied the "adopted IFRS", must present consolidated public periodic information in section A under "Consolidated under national rules".

- DEFINITIONS:

(1) Net turnover: this will include all sales of products and the provision of all services corresponding to the normal activities of the company, deducting any rebates and other reductions made on sales, as well as VAT and other taxes directly related to the aforementioned turnover. For consolidated numbers presented according to adopted IFRS, the information to be included in this section must be pursuant to these standards.

(2) Profit before tax on continuing operations: Issuers who present periodic financial information in accordance with adopted IFRS, will include in this item profits or losses before tax on continuing activities.

(3) Profit of the financial year on continuing activities: this item will only be completed by issuers who present periodic financial information in accordance with adopted IFRS, and will show the profits or losses after tax on continuing activities.

(4) Profits/Losses Issuers who present periodic financial information in accordance with adopted IFRS will show in this line the profits or losses after tax on continuing activities, increased or decreased by results after taxes on discontinued activities.

ANNEX EXPLAINING SIGNIFICANT EVENTS

E - 3. Other significant increases or reductions of fixed assets (stakes of over 10% in unlisted companies, significant investments or divestments of fixed assets, etc).

Increase in share capital of NEOTEC CAPITAL RIESGO SOCIEDAD DE FONDOS, S.A., S.C.R., in which IBERDROLA maintains a direct interest of 7.93%.

Ancillary investment in IBERDROLA PORTUGAL ELECTRICIDAD E GAS, S.A. (100% held by IBERDROLA, S.A.). Following this operation the indirect interest of IBERDROLA, S.A. in that company remains unchanged.

Increase in share capital of IBERDROLA DISTRIBUCIÓN DE GAS, SAU, by IBERDROLA, S.A. Following this operation the direct interest of IBERDROLA, S.A. in that company remains unchanged. (pending registration at the Commercial Registry).

Sale by IBERDROLA, S.A. of 100% of its stake in MEDIA PARK, S.A. to IBERDROLA INMOBILIARIA, S.A., (100%-owned by IBERDROLA, S.A.), so that IBERDROLA S.A.'s shareholding in that company remains unchanged.

Purchase by VINZEO TECHNOLOGIES, S.A. (50%-owned by CORPORACION IBV, PARTICIPACIONES EMPRESARIALES, S.A., in turn 50%-owned by IBERDROLA, S.A.) of 100% of the company named ARC, giving IBERDROLA, S.A. a 50% indirect interest in that company.

Sale by IBERDROLA INMOBILIARIA, S.A. (100%-owned by IBERDROLA, S.A.) of 30% of FIUNA, S.A., leaving IBERDROLA an indirect interest of 70% in that company.

Increase in share capital of MEDIA APPLICATIONS, S.A. (50% held by MEDIA PARK, S.A. and IBERDROLA, S.A. respectively), by capitalisation of debt. After this operation, MEDIA PARK, S.A. holds 71.38% and IBERDROLA, S.A. holds 28.62% of the shares in the company, bringing IBERDROLA's direct interest in that company to 100%.

Purchase by IBERENOVA PROMOCIONES (100%-owned by IBERDROLA ENERGIA RENOVABLES, II, in turn 100%-owned by IBERDROLA, S.A.) of 100% of the capital of NATURENER, S.A., and change of corporate name to PARQUES EÓLICOS REUNIDOS, SAU, giving IBERDROLA an indirect interest of 100% in that company.

Increase in share capital of the German company IBERDROLA REGENERATIVE ENERGIEN Gmbh (100%-owned by IBERDROLA ENERGÍA RENOVABLES II, in turn 100%-owned by IBERDROLA, S.A.). Following this operation the indirect interest of IBERDROLA, S.A. in that company remains unchanged.

Incorporation, by IBERDROLA ENERGÍA RENOVABLES II, S.A., (100%-owned by IBERDROLA, S.A.) of the US company IBERDROLA RENEWABLE ENERGIES USA LIMITED, giving IBERDROLA an indirect interest of 100% in that company.

Additional funding provided AEOLIA PRODUÇAO DE ENERGIA (100%-owned by IBERDROLA ENERGÍA RENOVABLES II, in turn 100%-owned by IBERDROLA, S.A.). Following this operation the indirect interest of IBERDROLA, S.A. in that company remains unchanged.

Incorporation by IBERDROLA INGENIERIA Y CONSTRUCCION, S.A.U. (100% owned by IBERDROLA, S.A.) of the Polish company IBERDROLA ENGINEERING AND CONSTRUCTION POLAND SP. Z.O.O., giving IBERDROLA an indirect interest of 100% in that company.

Incorporation by IBERDROLA INGENIERIA Y CONSTRUCCION, S.A. (100% owned by IBERDROLA, S.A.) of the English company IBERDROLA ENGINEERING AND CONSTRUCTION UK LTS., giving IBERDROLA an indirect interest of 100% in that company.

Incorporation by IBERDROLA INGENIERIA Y CONSTRUCCION, S.A. (100% owned by IBERDROLA, S.A.) of the Russian company IBERDROLA INZHINIRING I STROITEISTVO LIMITED LIABILITY COMPANY, giving IBERDROLA an indirect interest of 100% in that company (registered but pending issue of certificate of registration).

E - 5. Issues, redemptions or cancellations of debentures

ISSUE	DATE	REDEMPTION DATE	NOMINAL AMOUNT REDEEMED (€)
ID. May 57	31.05.57	02.01.06	92.554,00 (L)
ID. Abr 58	20.04.58	02.01.06	87.145,00 (L)

(L): Lottery

E - 6. Changes of Directors or the Board of Directors

The resolutions adopted at the General Meeting held on 30 March 2006 included the following:

RESOLUTIONS RELATINGTO ITEM 10
(Item Ten on the Agenda)

- Ratification of Directors appointed by cooptation since the last General Meeting:
    a) Ratification of the appointment as Director of Mr Xabier de Irala Estévez, agreed by the Board Meeting dated 20 April 2005.
    b) Ratification of the appointment as Director of Mr Jesús María Matía, agreed by the Board Meeting dated 20 April 2005.

The General Meeting of Shareholders, on the proposal of the Board of Directors, adopted the following resolutions.

a) "To ratify, pursuant to s. 138 of the Consolidation of the Corporations Act and Art. 48.3 of the Articles of Association, the appointment by cooptation by the Board on 20 April 2005 of Mr Xabier de Irala Estévez as Director, whose appointment was made by resolution stating litteral as follows, which is fully ratified by the General Meeting:

"5º.- To appoint as member of the Board of Directors by cooptation, pursuant to s. 138 of the Consolidation of the Corporations Act and Art. 48.3 of the Articles of Association, on the proposal of the Board of BBK - shareholder of IBERDROLA, S.A. – and to reserve approval or ratification until the first subsequent General Meeting of Shareholders, of Mr Xabier de Irala Estévez, who is a shareholder of the company, of full age, married, with Spanish nationality and whose business address for this purpose is Calle Gran Vía nº 30, Bilbao, with National ID Nº 04.847.996-X to cover the vacancy in the Board left by Mr. Santiago Mayner Oyarbide. The new Board Member will be classified as external director representing substantial shareholders, and will exercise his duties as such until 16 June 2006, the date corresponding to the end of the term of Mr. Santiago Mayner Oyarbide whom he substitutes.

The Board of Directors expressly noted that Mr. Xabier de Irala Estévez, attending the meeting, accepted the position as member of the Board of Directors of the Company, as well as his declaration of not being affected by any legal incompatibility for performing the corresponding duties.

The express formal acceptance of Mr Xabier de Irala Estévez of the terms of Article 17 of the Rules governing the Board of Directors relating to resignation and removal from the Board, as well as the obligation set out in Article 49 of the Articles of Association to deposit ten thousand (10,000) shares of the Company as a guarantee for any liability he may incur during the performance of his duties was noted, and the Secretary delivered to him a copy of the Company Articles of Association and Regulations that govern the Company."

b) "To ratify, pursuant to s. 138 of the Consolidation of the Corporations Act and Art. 48.3 of the Articles of Association, the appointment by cooptation by the Board on 20 April 2005 of Mr Jesús María Cadenato Matía as Director, which appointment was made by resolution stating litteral as follows, which is fully ratified by the General Meeting:

"6º.- "To appoint as member of the Board of Directors by cooptation, pursuant to s.138 of the Consolidation of the Corporations Act and Art. 48.3 of the Articles of Association, on the proposal of the Board of BBVA - shareholder of IBERDROLA, S.A. – and to reserve approval or ratification until the first

subsequent General Meeting of Shareholders of Mr Jesús María Cadenato Matía, who is a shareholder of the company, of full age, married, with Spanish nationality and whose business address for this purpose is Paseo de la Castellana nº 81, Madrid, , with National ID Nº 14.917.785-P to cover the vacancy in the Board left by Mr. José Antonio Fernández Rivero. The new Board Member will be classified as external director representing substantial shareholders, and will exercise his duties as such until 16 June 2006, the date corresponding to the end of the term of Mr. José Antonio Fernández Rivero whom he substitutes.

The Board of Directors expressly noted that Mr. Jesús María Cadenato Matía, attending the meeting, accepted the position as member of the Board of Directors of the Company, as well as his declaration of not being affected by any legal incompatibility for performing the corresponding duties.

The express formal acceptance of Mr Jesús María Cadenato Matía of the terms of Article 17 of the Rules governing the Board of Directors relating to resignation and removal from the Board, as well as the obligation set out in Article 49 of the Articles of Incorporation to deposit ten thousand (10,000) shares of the Company as a guarantee for any liability he may incur during the performance of his duties was noted, and the Secretary delivered to him a copy of the Company Articles of Association and Regulations that govern the Company."

E -7 Modifications to the Articles of Association

The resolutions adopted at the General Meeting held on 30 March 2006 included the following:

AGREEMENTS RELATED TO ITEM THREE
(Item Three on the Agenda)

- Modification of certain articles of the Articles of Association and Regulation governing the General Meeting of Shareholders:

  a) Modification of Article 19 of the Articles of Association and Article 8 of the Regulations of Shareholders Meetings, in order to adapt them to the provisions of the First Final Provision of Law 19/2005, of 14 November, on the European Corporations registered in Spain, as regards the extension of the term for publishing the calling of a General Meeting and the right of shareholders to request the publication of an any additional notification including new items on the Agenda.

  b) Modification of Article 22 of the Articles of Association and Article 10 of the Regulations of Shareholders Meetings in order to eliminate the requirement for a minimum number of shares in order to be able to attend a General Meeting of Shareholders.

The General Meeting of Shareholders, on the proposal of the Board of Directors, adopted the following resolutions.

a) Approval of the new text of Article 19 of the Articles of Association as well as that of Article 8 of the Regulations of the Shareholders Meetings, in order to adapt them to the provisions of the First Final Provision of Law 19/2005, of 14 November, in the following terms:

Articles of Association

"Article 19. Notice of General Meeting

1. *The General Meeting must be called formally by the Board of Directors by notice published in the Gazette of the Commercial Registry and in one of the newspapers with the largest circulation in Biscay, at least one month before the date fixed for the meeting, except if the law provides otherwise, in which case the legal provisions shall apply.*

2. *The Board of Directors must call a General Meeting in the following cases:*

   a) In accordance with the provisions of Article 18 of the Articles of Association.

   b) On written request by shareholders who hold or represent at least a shareholding as established by law, setting out in the request the items to be considered. In this case, the Board of Directors will call the General Meeting to be held within thirty (30) days of the date on which it was requested by notarial deed to call such meeting. The Board of Directors will establish the Agenda for the meeting, which must include the items set out in the request.

   c) When a public offer is made to purchase the shares issued by the Company, in order to inform the General Meeting about the public bid and to discuss and decide on such matters as may be put to their consideration. Any shareholder holding a right to vote representing at least one percent (1%) of the Share Capital will have the right to request matters to be included in the Agenda of the General Meeting that is called for this purpose.

3. *The notice must contain all the items required by law for each case, and in all events will determine the date, place and time for the meeting on first*

calling and all the matters that must be considered. The notice may in addition set the date, if need be, for holding the General Meeting on second call.

4. *Shareholders representing at least five per cent (5%) of the Share Capital may request a supplementary notice to be published in addition to the notice calling the General Meeting, setting out one or more items for the Agenda. This right must be exercised by certified notification that must be received at the corporate registered address within five (5) days of publication of the notice. The supplementary notice must be published at least fifteen (15) days before the date set for the General Meeting.*

5. *The General Meeting may not consider nor decide on any matter that is not included in the Agenda."*

Regulations of the General Meeting

"Article 8. Notice of General Meeting.

1. *In accordance with the terms of the Articles of Association, the General Meeting must be called formally by the Board of Directors by announcement published in the Gazette of the Commercial Registry and in one of the newspapers with the largest circulation in Biscay, at least* ***one month*** *before the date fixed for the meeting, except if the law provides otherwise, in which case the legal provisions shall apply.*

2. *The Board of Directors must call a General Meeting in the following cases:*

   a) In accordance with the provisions of Article 6(2) above.

   b) On written request by shareholders who hold or represent at least a shareholding as established by law, setting out in the request the items to be discussed. In this case, the Board of Directors will call the General Meeting to be held within thirty (30) days of the date on which it was requested by notarial deed to call such meeting. The Board of Directors will establish the Agenda for the meeting, which must include the items set out in the request.

c) When a public offer is made to purchase the shares issued by the Company, in order to inform the General Meeting about the public bid and to discuss and decide on such matters as may be put to their consideration. Any shareholder holding a right to vote representing at least one percent (1%) of the Share Capital will have the right to request matters to be included in the Agenda of the General Meeting that is called for this purpose.

3. *The notice must contain all the items required by law for each case, and in all events will determine the date, place and time for the meeting on first calling and all the matters that must be considered. The notice may in addition set the date, if need be, for holding the General Meeting on second call.*

4. *The Company will send a copy of the notice to the National Stock Exchange Commission (CNMV). The text of the notice will also be accessible on the website of the Company.*

5. *From the date of the notice, all information that is deemed fit to ensure the attendance and participation of shareholders at the Meeting will be published on the Company's website, including at least the following:*

   a) The documents relating to the General Meeting required by Law, with information on the Agenda, the proposals that are made by the Board of Directors, and any relevant information that shareholders may need in order to vote.

   b) The means of communication between the Company and shareholders and, in particular, explanations of how to exercise the shareholder's right to be informed, indicating the postal and electronic addresses to which shareholders may request information.

   c) The means and procedures to appoint a proxy for the Meeting.

   d) The means and procedures for voting remotely, including as the case may be any forms to certify assistance and voting at the General Meeting via a telecommunication network.

6. *Shareholders representing at least five per cent (5%) of the Share Capital may request a supplementary notice to be published in addition to the notice calling the General Meeting, setting out one or more items for the Agenda. This right must be exercised by certified notification that must be received at the corporate registered address within five (5) days of publication of the notice. The supplementary notice must be published at least fifteen (15) days before the date set for the General Meeting.*

7. *The Board of Directors may require a Notary to attend the General Meeting and prepare the minutes of the meeting. They must do so in those circumstances established by Law."*

b) Approval of the new text of Article 22 of the Articles of Association and Article 10 of the Regulations of Shareholders Meetings in order to eliminate the requirement for holding a minimum number of shares in order to be able to assist a General Meeting of Shareholders, in the following terms.

Articles of Association

"*Article 22. Right to attend*

1. *Any person holding shares with voting rights may attend a General Meeting and take part in its deliberations with right to be heard and to vote.*

2. *To exercise the right of attendance, shareholders must have the shares registered in their name in the corresponding company books five (5) before the day the General Meeting is to be held. This shareholding shall be certified using an attendance card or certificate of legitimacy issued by the entity or entities responsible for the company books, or any other means admitted by laws in force.*

3. *The members of the Board of Directors must attend the General Meetings. The Directors, Technical staff and other persons who have an interest in the proper functioning of corporate matters may be authorised by the Board of Administration to attend the General Meeting. The non-attendance of either will not affect the validity of the General Meeting.*

4. *The Chairman may allow the press, financial analysts and any other person s/he considers fit to have access to the General Meeting, however the General Meeting may revoke this permission.*

Regulations of the General Meeting

"Article 10. Right to attend

1. *Any person holding shares with voting rights may attend a General Meeting and take part in its deliberations with right to be heard and to vote.*

2. *To exercise the right of attendance, shareholders must have the shares registered in their name in the corresponding company books five (5) before the day the General Meeting is to be held. This shareholding shall be certified using an attendance card or certificate of legitimacy issued by the entity or entities responsible for the company books, or any other means admitted by laws in force.*

E - 9 Changes in the institutional regulation of the sector that significantly affect the economic and financial situation of the Company or Group.

Until the 31st March 2006, the following regulations were published, which may have a relevant effect on the activity of the electricity and gas sector:

ELECTRICITY SECTOR

- Royal Decree-Law 3/2006 of 24 February, modifying the means for matching offers for sale and purchase of energy presented simultaneously on the daily and interdaily electricity production market by actors in the electricity sector belonging to the same corporate group.

- Correction of errors in Royal Decree-Law 3/2006 of 24 February.

  In this provision, the matching amounts of electrical energy offered and matched for these actors were assimilated to physical bilateral contracts, made prior to the program resulting from matching the daily market (before correcting the textual mistake, it read "before matching on the daily market"), so that these actors can only participate in the program resulting from the matching on the basis of the net position of the group to which they belong (before correction, the text indicated "they may only participate in the matching of the net position").

  Only offers for sale under the ordinary regime and the purchase offers made by distributors will be taken into account for this. In relation to payment of the activities regulated by the CNE (National Energy Commission) during 2006,

the provisional price to be taken in account for distributors of energy purchased on the basis of this assimilation mechanism was 42.35 €/MWh.

In addition, due to the internalisation of the value of greenhouse gas emission rights in price formation in the wholesale electricity market, this Royal Decree reduces the remuneration of the affected generating units by equivalent amounts. What's more, due to the high volume of tariff shortfalls generated to date in 2006 it is advisable to discount the value of the emission rights in order to determine the quantity of this deficit.

- Royal Decree-Law 4/2006 of 24 February, modifying the functions of the CNE (National Energy Commission).

  This Royal Decree-law modifies the functions of the CNE establishing a new text for Additional Provision 11 of Law 34/1998 of 7 October on the Hydrocarbon Sector, which corrected a situation that was considered inadequate from two perspectives.

  Thus, on the one hand it expanded the 14th Function of the CNE both as regards purchases that require its authorisation: "purchase of shareholdings in companies with activities considered regulated or activities that are subject to administrative intervention implying special control" (nuclear and coal-fired power stations, activities in the electricity systems in the islands and outside the peninsular, gas storage activities using international gas pipelines that terminate or transit through the Spanish territory). This authorisation will also be required for direct purchases of assets required to carry out these activities.

  On the other hand, in relation to any denial to grant this authorisation, a new cause is added to that of the existence of significant risks, being "protection of the general interest in the energy sector and, in particular, guaranteeing that the policy objectives of the sector are adequately followed, with special concerns relating to assets that are considered strategic".

- Order ITC/913/2006 of 30 March, approving the method for calculating the cost of each of the fuels used and the procedure for dispatching and payment of energy in the island and extra-peninsular electricity systems.

  The content is summarised below with the following order.

- Order ITC/914/2006 of 30 March, establishing a method for calculating the retribution for the power guarantee for energy generation plants under the ordinary regime for island and extra-peninsular electricity systems.

  Both develop the terms of Royal Decree (RD) 1747/2003 regulating the extrapeninsular electricity systems. Being regulatory instruments, they do not modify the contents of this RD, so the characteristics regarding retribution and performance of activities and basic operation do not change, i.e.:

  - Regulated payment of investment costs via the Power Guarantee
  - Right to charge for the Power Guarantee from planned facilities
  - Dispatching on standard costs

- Intermediate payments of distributors and marketers at the peninsular market price
- The CNE makes the final payment of the retribution regulated by the Ministerial Orders.

These Ministerial Orders permit the provisional 2001-2005 cycle to be closed, essentially based on book costs and establishes the basis for future retribution based on standards. This refers to electricity production, and does not cover transport and distribution.

The methodology for dispatching and payment allows the REE to start performing its functions under the RD and enables the energy that has been traded since publication of the RD to be paid for.

- Resolution of 17 March 2006, of the General Secretary for Energy, approving Operation Procedures 4.1 "Resolution of congestion on the France-Spain interconnection" and 3.1 "Programming Generation", to adapt them to Order ITC/4112/2005 of 30 December.

  This resolution approves procedure PO 4.1 which develops a process for resolving congestion on the France-Spain interconnection using a system of explicit coordinated auctions (Phase I) set out in Annex I of Order ITC/4112/2005 of 30 December, which establishes the regime for performing intra-community and international electricity exchanges.

  In addition Red Electrica de España S.A. was authorised to participate in the explicit auction process for power capacity on the France-Spain interconnection to purchase the exchange capacity required to perform the energy supply contracts with EDF to REE and REE to EDF, referred to in Transitional Provision Nine of Law 54/1997.

  The resolution also approves PO 3.1 to establish a process for the daily scheduling of electricity generation on the basis of matching offers for sale and purchase of energy resulting from the daily and interdaily markets and from the communication of performance of bilateral contracts with physical delivery, so that demand is covered and the safety of the system is guaranteed.

- Resolution of 16 February 2006 of the National Energy Commission establishing, pursuant to Article 34 of Addition Provision Three of Royal Decree 6/2006 of 23 June, the list of main and dominant operators in the energy sectors.

  This Resolution also affects the gas sector, so it is not mentioned in the following section.

  The list of main operators takes into account the structure of corporate groups that exist at the time the list is made up. The list is set out below, together with last year's list so as to show changes:

	Main Operators in the Electricity Sector 2005	2006
1	Endesa Group	Endesa Group
2	Iberdrola Group	Iberdrola Group
3	Unión Fenosa Group	Unión Fenosa Group
4	Hidrocantábrico Group	Hidrocantábrico Group
5	Red Eléctrica Group	Viesgo Generación, S.L.
	Main Operators in the Gas Hydrocarbon Sector 2005	**2006**
1	Repsol YPF-Gas Natural Group	Repsol YPF-Gas Natural Group
2	Enagas Group	Iberdrola Group
3	Hidrocantábrico-Naturcorp Group	BP España Group
4	Iberdrola Group	Hidrocantábrico-Naturgas Group
5	BP España Group	Endesa Group

Other provisions of less interest are as follows:

- Resolution of 8 February 2006, approving the regulations for registering, evaluating and informing on greenhouse gas emission rights.

  This resolution develops aspects relating to the accounting treatment of emission rights referred to in Law 1/2005 of 9 March, regulating the regime for trading greenhouse gas emission rights and it is also considered to develop the current General Accounting Plan, approved by Royal Decree 1643/1990 of 20 December.

GAS SECTOR

- Resolution of 13 March 2006, of the General Directorate for Energy Policy and Mining, establishing detailed protocols for the Rules governing the Technical Management of the Gas System.

  This resolution publishes the following Detailed Protocols relating to technical management of the gas system:

  PD-01. Measurement.
  PD-02. Procedures for distribution.
  PD-03. Demand forecasts.
  PD-04. Communication Mechanisms.
  PD-05. Procedure for determining the energy unloaded by methane ships.
  PD-06. Operating rules for unloading methane ships.

- Resolution of 29 March 2006, of the General Directorate for Energy Policy and Mining, publishing new maximum prices for the sale of gas for use as raw material.

E - 14 Other significant events

On 9 January 2006, the following Relevant Event was notified to the National Stock Market Commission:

> *"We are glad to announce that IBERDROLA has bought from Naturener 100% of its subsidiary Naturener Eólica, which has 280 Megawatts (MW) of electricity power at an advanced stage of development in the autonomous communities of Castilla-La Mancha, Andalucía and Castilla y León."...*

On 9 January 2006, the following notification was made to the National Stock Market Commission:

> *The Company delivers a note relating to the position of Iberdrola Portugal in relation to EDP, Galp and the reorganisation of the Portuguese electricity sector.*

On 18 January 2006, the following notification was delivered to the National Stock Market Commission:

> *Iberdrola and Gamesa, through the Nuevas Energías Ibéricas consortium, which includes Visabeira, Alberto Mesquita, MECI y Galucho, have presented in Lisbon today an industrial project for building five aerogenerator factories in Portugal, representing a significant investment.*

On 27 January 2006, the following notification was made to the National Stock Market Commission:

> *"Iberdrola notifies that its (non audited) results for 2005 will be presented to the CNMV and the Governing Councils of the Stock Markets on Thursday 9 February 2006 before the market opens (9 a.m. Madrid time).*
>
> *A presentation will be made on the same day in Madrid."*

On 1 February 2006, the following notification was made to the National Stock Market Commission:

> *"We are glad to inform you that IBERDROLA, with approval of the Board of Directors, will offer its employees, for the second year in a row, the possibility of receiving part of their salary in shares. Shares will be delivered during March 2006." ...*

On 3 February 2006, the following Relevant Event was notified to the National Stock Market Commission:

Decision of the Council of Ministers pursuant to Article 17(b) of Law 16/1989 of 17 July on Competition Control, to subject the approval of the merger resulting from the taking of control of Endesa S.A. by Gas Natural SDG, S.A. to certain conditions. ...

On 3 February 2006, the following notification was made to the National Stock Market Commission:

Iberdrola communicates a Press Release relating to the Government's decision regarding Gas Natural's public offer for Endesa.

On 6 February 2006, the following notification was made to the National Stock Market Commission:

The Company communicates that the Presentation of the Results of 2005 will be moved by half an hour, to 9.30 a.m. on 09/02/2006.

On 9 February 2006, the following Relevant Event was notified to the National Stock Market Commission:

The Company provides information on the results of the second semester of 2005.

On 9 February 2006, the following notification was made to the National Stock Market Commission:

The Company provides a presentation of the results of the second semester of 2005.

On 22 February 2006, the following Relevant Event was notified to the National Stock Market Commission:

"We are glad to announce that today the Board of Directors of Iberdrola approved unanimously the following resolutions:

I. To present the 2005 Annual Accounts, the Management Report and the Proposal for Distributions as well as the 2005 Consolidated Annual Accounts and Management Report.

II. To call a General Meeting of Shareholders on the 29 and 30 March on first and second notice, respectively, with the following Agenda:"...

On 23 February 2006, the following Relevant Event was notified to the National Stock Market Commission:

The company presents the Annual Report on Corporate Governance for 2005.

On 24 February 2006, the following Relevant Event was notified to the National Stock Market Commission:

"Following our notification made on 22 February, we attach a copy of the documentation (on paper and scanned onto CD) that will available for shareholders on 24th of this month, on our website and at the corporate domicile, in relation to the Notice of General Meeting of Shareholders, as set out in the notice of call. The Report on Corporate Governance has already been presented to the Commission". ...

On 28 February 2006, the following Relevant Event was notified to the National Stock Market Commission:

We attach the corrected text of the Resolution relating to Item nine of the Agenda of the General Meeting of Shareholders of this Company, which substitutes the notice provided on 23 February. ...

On 2 March 2006, the following notification was made to the National Stock Market Commission:

"We are glad to announce that IBERDROLA, through the NuevasEnergías Ibéricas (NEI) Consortium, which includes Gamesa and the following Portuguese companies: Visabeira, Alberto Mesquita, MECI y Galucho, has bidded on 24 February for the distribution of windpowered electricity in Portugal, pursuant to a call made by the Portuguese government in 2005. ...

On 7 March 2006, the following Relevant Event was notified to the National Stock Market Commission:

Unicaja notifies that it has increased its shareholding in Iberdrola to 1.5% of share capital.

On 10 March 2006, the following notification was made to the National Stock Market Commission:

"Following the Notification made on 1st February this year, we are glad to announce that Iberdrola will deliver shares in the Company to its employees during next week, as part of their variable retribution." ...

On 30 March 2006, the following Relevant Event was notified to the National Stock Market Commission:

"We are glad to announce that the General Meeting of Shareholders held today has approved, with the favourable vote representing more than two thirds of the share capital present and represented at the meeting, each and all the resolutions set out in the Agenda which was communicated to you on 22nd February this year, documentation pertaining to which - in addition to being made available to shareholders - was provided to you on 23rd February." ...

Version 5.1.3

SECURITY REFERENCE NUMBER:

GENERAL

RESULTS FOR:

PERIOD THIRD QUARTER YEAR 2006

I. IDENTIFICATION DATA OF THE ISSUER

Company name

IBERDROLA, S.A.

Company address:

C/ CARDENAL GARDOQUI, 8 -48008 BILBAO

CIF (CORP. TAX REG. NUMBER)

A-48010615

Persons responsible for this information, indicating offices held and powers by virtue of which they represent the company:

JOSE LUIS SAN PEDRO GUERENABARRENA

Manager of Operations

According to powers granted before notary in Bilbao, Mr. José Mª Arriola Arana, Protocol number 659, dated 8 March 1994.

Signature

A) QUARTERLY RESULTS

(For consolidated information, only fill in the appropriate column pursuant to legislation in force).

Units: Thousand of euros

		INDIVIDUAL		CONSOLIDATED as per NATIONAL RULES		CONSOLIDATED as per ADOPTED IFRS	
		Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year
NET TURNOVER (1)	0800	1.967.206	2.497.669			8.152.664	8.442.487
PROFIT BEFORE TAX/PROFIT BEFORE TAXES ON CONTINUING OPERATIONS (2)	1040	918.382	580.592			1.850.115	1.410.848
PROFIT OF THE YEAR ON CONTINUING ACTIVITIES (3)	4700					1.259.531	996.543
PROFIT (4)	1044	857.691	664.183			1.259.531	996.543
Profit attributed to external partners/ Profit attributable to minority Interests	2050					-23.146	-12.569
PROFIT ATTRIBUTED TO DOMINANT COMPANY / PROFIT ATTRIBUTED TO THE HOLDING COMPANY	2060					1.236.385	983.974
SHARE CAPITAL	0500	2.704.648	2.704.648				
NUMBER OF EMPLOYEES	3000	2057	2547			17.215	16844

B) EVOLUTION OF BUSINESS

(Although brief in nature, given the summarised nature of this quarterly information, the comments included in this section must allow investors to form a sufficiently clear opinion on the activities carried on by the company and the profits or losses obtained during the period covered by this quarterly information, as well as on its financial and net asset situation and other essential information on the general progress of company affairs). Lastly, comments on the consolidated and individual financial statements must be clearly distinguishable).

- SEE ANNEX

C) BASES FOR PRESENTATION AND VALUATION RULES

(In preparing the financial and accounting information included in this periodical public announcement, the same principles, valuation bases and accounting criteria must be used as those contemplated in current regulations governing the presentation of financial and accounting information incorporated in the annual accounts and financial statements applicable to the annual period to which the public information is made available. If, exceptionally, generally accepted accounting principles and criteria required by relevant applicable regulations have not been applied to the attached information, this fact must be duly indicated and justified, and explanation given of the influence of their non-application on the net asset situation, financial situation and profits or losses of the company or group. In addition and with a similar purpose as mentioned above, any modifications which, as the case may be, may been made in the accounting criteria employed in preparing the attached information in relation to the previous year's audited accounts, must be mentioned and commented upon. If the same principles, criteria and accounting policies as used in the prior annual accounts have been applied, and if those comply with the provisions of current accounting regulations as applicable to the company, the fact should be expressly indicated. When any adjustments or reclassifications in the previous year have been made, in accordance with applicable regulations, due to changes in accounting policies, corrections of any mistakes or changes in the classification of accounts, quantitative and qualitative data that is required to understand such adjustments or reclassifications must be included in this section).

REGULATIONS IN FORCE

The financial and accounting information included in this period public information has been prepared, as regards the consolidated data, according to the International Financial Reporting Standards (IFRS), being those adopted by the European Commission in accordance with the procedure established by Regulation (CE) 1606/2002 of the European Parliament and Council of 19 July 2002.

This applies to both the quarterly information provided about the current period and the comparative data in relation to the previous period.

CHANGES IN ACCOUNTING CRITERIA

On 28 February 2006, Royal Decree-Law 3/2006 of 24 February was published in the Official Journal (BOE), modifying the means for matching offers for sale and purchase of energy presented simultaneously on the daily and interdaily electricity production market by actors in the electricity sector belonging to the same corporate group.

This Royal Decree Law is subject to further implementation and, so long as its real effect is not known, the main implications taken into account in this period public information are:

- Cancellation of the emission rights that are issued for free. In the quarterly information:

§ The emission rights are accounted for in the intangible assets.

§ An account payable in relation to the assigned emission rights is established, credited with an amount corresponding to the market value of the emission rights on assignation.

§ The counterpart of the provision made in relation to consuming emission rights will be the profit and loss account, in the item "Supplies".

- The provisional price considered by the National Energy Commission as regards payment for regulated activities will be the average cost set out in the 2006 tariff for energy generated under the ordinary regime for the peninsular, including costs of adjustment services and power guarantee that amounts to 42.35 €/MWh.

Except as mentioned above, the same accounting principles, criteria and policies have been applied in the quarterly results as in the last annual financial statements.

D) PROFITS DISTRIBUTED DURING THE PERIOD
(Dividends actually paid since the beginning of the financial year should be mentioned)

		% of nominal value	Euros per share (x,xx)	Amount (thousands euros)
1. Ordinary Shares	3100	29.5	0.89	797,871
2. Preference Shares	3110			
3. Redeemable Shares	3115			
4. Shares without votes	3120			

Additional information on the distribution of dividends (on account, additional, etc.)

- On 2 January 2006, an advance dividend for 2005 of 0.36700 euros per share was paid.
- On 3 July 2006, the remaining amount of dividend for 2005 of 0.51810171 euros per share was paid.

E) SIGNIFICANT EVENTS (*)

		YES	NO
1. Acquisitions or disposals of shares in listed companies giving rise to the disclose requirement contemplated in Art. 53 of the Spanish Stock Exchange Law (5% and multiples).	3200	X	
2. Acquisitions of own shares giving rise to the disclosure requirement contemplated in the 1st additional disposition of the Spanish Public Limited Companies Act (1%)	3210		X
3. Other significant increases or reductions of fixed assets (stakes of over 10% in non listed companies, relevant tangible investments or disinvestments, etc).	3220	X	
4. Increases and reductions in share capital or the values of shares	3230		X
5. Issues, redemptions or cancellations of debt	3240	X	
6. Changes of Directors or the Board of Directors	3250	X	
7. Modifications to the Articles of Association	3260	X	
8. Conversions, mergers or demergers	3270	X	
9. Changes in the institutional regulation of the sector that significantly affect the economic and financial situation of the Company or Group.	3280	X	
10. Suits, actions or disputes which might materially affect the net asset situation of the Company or Group	3290		X
11. Situations involving insolvency, suspension of payments, etc.	3310		X
12. Special agreements limiting, assigning or totally or partially waiving the political and economic rights of shares in the company.	3320		X
13. Strategic agreements with national or international groups (exchanges of blocks of shares, etc.).	3330		X
14. Other significant events	3340	X	

(*) Mark with an "X" the relevant box, and if affirmative, attach an explanatory annex which details the date of the notification to the CNMV and the SRBV

F) ANNEX EXPLAINING SIGNIFICANT EVENTS
- SEE ANNEX

INSTRUCTIONS FOR FILLING IN THE QUARTERLY REPORT OF RESULTS (GENERAL)

- Numeric data, except if otherwise mentioned, should be in thousands of euros, with no decimal points, and rounding up or down the totals.

- Negative amounts should be mentioned with a minus (-) sign before the relevant number.

- For each number, except if mentioned otherwise, the corresponding number of the previous period should be included.

- International Financial Reporting Standards (IFRS) are those adopted by the European Commission in accordance with the procedure set out in Regulation CE 1606/2002 of the European Parliament and Council, of 19 July 2002.

- Financial information set out in this report must be filled in accordance with regulations and recognised accounting and evaluation principles that are applicable to the entity for preparing the financial statements for the annual period to which the Periodic Public Information refers.
Until financial years starting 11 January 2007, and except for credit entities, companies that are obliged under the Commercial Code to draw up consolidated annual accounts and who at the end of financial period have issued listed fixed rate debentures and who have opted to continue applying the standards set out in Section 3, Title III of the first book of the Commercial Code and implementing regulations, provided they have not applied the "adopted IFRS", must present consolidated public periodic information in section A under "Consolidated per national rules".

- DEFINITIONS:

(1) Net turnover: this will include all sales of products and the provision of all services corresponding to the normal activities of the company, deducting any rebates and other reductions made on sales, as well as VAT and other taxes directly related to the aforementioned turnover. For consolidated numbers presented according to adopted IFRS, the information to be included in this section must be pursuant to these standards.

(2) Profit before tax on continuing operations: Issuers who present periodic financial information in accordance with adopted IFRS, will include in this item profits or losses before tax on continuing activities.

(3) Profit of the financial year on continuing activities: this item will only be completed by issuers who present periodic financial information in accordance with adopted IFRS, and will show the profits or losses after tax on continuing activities.

(4) Profits/Losses: Issuers who present periodic financial information in accordance with adopted IFRS will show in this line the profits or losses after tax on continuing activities, increased or decreased by results after taxes on discontinued activities.

ANNEX EXPLAINING SIGNIFICANT EVENTS

E - 1. Acquisitions or disposals of shares in listed companies giving rise to the disclose requirement contemplated in Art. 53 of the Spanish Stock Exchange Law (5% and multiples).

Acquisition by IBERDROLA PARTICIPAÇOES SGPS, S.A. (100% held by IBERDROLA PORTUGAL ELECTRICIDAD E GAS, S.A., in turn 100% held by IBERDROLA, S.A.), of 3.8% of the shares of ENERGIAS DE PORTUGAL, S.A. (EDP). Following this operation the indirect interest of IBERDROLA, S.A. in that company is 9.5%.

Acquisition by IBERDROLA, S.A. of 11% of the shares of GAMESA S.A. (50 % held by IBERDROLA S.A. and CORPORACIÓN IBV). Following this operation the direct and indirect interest of IBERDROLA, S.A. in that company is 24.39%.

E - 3. Other significant increases or reductions of fixed assets (stakes of over 10% in non listed companies, relevant tangible investments or disinvestments, etc).

Increase in share capital of NEOTEC CAPITAL RIESGO SOCIEDAD DE FONDOS, S.A., S.C.R., in which IBERDROLA maintains a direct interest of 7.93%.

Ancillary investment in IBERDROLA PORTUGAL ELECTRICIDAD E GAS, S.A. (100% held by IBERDROLA, S.A.). Following this operation the indirect interest of IBERDROLA, S.A. in that company remains unchanged.

Increase in share capital of IBERDROLA DISTRIBUCIÓN DE GAS, SAU, by IBERDROLA, S.A. Following this operation the direct interest of IBERDROLA, S.A. in that company remains unchanged. (pending registration at the Commercial Registry).

Sale by IBERDROLA, S.A. of 100% of its stake in MEDIA PARK, S.A. to IBERDROLA INMOBILIARIA, S.A., (100%-owned by IBERDROLA, S.A.), consequently IBERDROLA S.A.'s interest in that company remains unchanged.

Purchase by VINZEO TECHNOLOGIES, S.A. (50%-owned by CORPORACION IBV, PARTICIPACIONES EMPRESARIALES, S.A., in turn 50%-owned by IBERDROLA, S.A.) of 100% of the company named ARC, giving IBERDROLA, S.A. a 50% indirect interest in that company.

Sale by IBERDROLA INMOBILIARIA, S.A. (100%-owned by IBERDROLA, S.A.) of 30% of FIUNA, S.A., leaving IBERDROLA an indirect interest of 70% in that company.

Increase of share capital of MEDIA APPLICATIONS, S.A. (50% held by MEDIA PARK, S.A. and IBERDROLA, S.A. respectively), by capitalisation of debt. After this operation, MEDIA PARK, S.A. holds 71.38% and IBERDROLA, S.A. Lodz 28.62% of the shares in the company, bringing IBERDROLA's direct interest in that company to 100%.

Purchase by IBERENOVA PROMOCIONES (100%-owned by IBERDROLA ENERGIA RENOVABLES, II, in turn 100%-owned by IBERDROLA, S.A.) of 100% of the capital of NATURENER, S.A., and change of corporate name to PARQUES EÓLICOS REUNIDOS, SAU, giving IBERDROLA an indirect interest of 100% in that company.

Increase in share capital of the German company IBERDROLA REGENERATIVE ENERGIEN Gmbh (100%-owned by IBERDROLA ENERGÍA RENOVABLES II, in turn 100%-owned by IBERDROLA, S.A.). Following this operation the indirect interest of IBERDROLA, S.A. in that company remains unchanged.

Incorporation by IBERDROLA ENERGÍA RENOVABLES II, S.A. (100%-owned by IBERDROLA, S.A.) of the US company IBERDROLA RENEWABLE ENERGIES USA LIMITED, giving IBERDROLA an indirect interest of 100% in that company.

Additional funding provided AEOLIA PRODUÇAO DE ENERGIA (100%-owned by IBERDROLA ENERGÍA RENOVABLES II, in turn 100%-owned by IBERDROLA, S.A.). Following this operation the indirect interest of IBERDROLA, S.A. in that company remains unchanged.

Incorporation by IBERDROLA INGENIERIA Y CONSTRUCCION, S.A.U. (100% owned by IBERDROLA, S.A.) of the Polish company IBERDROLA ENGINEERING AND CONSTRUCTION POLAND SP. Z.O.O., giving IBERDROLA an indirect interest of 100% in that company.

Incorporation by IBERDROLA INGENIERIA Y CONSTRUCCION, S.A. (100% owned by IBERDROLA, S.A.) of the English company IBERDROLA ENGINEERING AND CONSTRUCTION UK LTS., giving IBERDROLA an indirect interest of 100% in that company.

Incorporation by IBERDROLA INGENIERIA Y CONSTRUCCION, S.A. (100% owned by IBERDROLA, S.A.) of the Russian company IBERDROLA INZHINIRING I STROITEISTVO LIMITED LIABILITY COMPANY, giving IBERDROLA an indirect interest of 100% in that company.

Acquisition by IBERDROLA S.A. of 10% of REFINERIA BALBOA, S.A., in which IBERDROLA maintains a direct interest of 10%.

Increase in share capital of REINO DE DON QUIJOTE, S.A. (3.60%-owned by IBERDROLA INMOBILIARIA, S.A., in turn 100%-owned by IBERDROLA, S.A.), so that IBERDROLA S.A. has an indirect interest of 3.86%.

Incorporation by IBERDROLA INMOBILIARIA (100%-owned by IBERDROLA, S.A.) of IBERD-ROS, S.L., such that IBERDROLA has an indirect interest of 50% in that company.

Winding up of TELEMATICS, S.A., MEDIA PARK HANNOVER 2000, S.L. Y MOTOR CHANNEL, S.A. (held by MEDIA PARK, 100% owned by IBERDROLA INMOBILIARIA, S.A., 100% owned in turn by IBERDROLA, S.A.), such that the indirect participation of IBERDROLA, S.A. in these companies is cancelled.

Incorporation by IBERENOVA PROMOCIONES, S.A. (100%-owned by IBERDROLA ENERGÍA RENOVABLES II, in turn 100%-owned by IBERDROLA, S.A.), of GLOBAL SOLAR ENERGY, S.A., giving IBERDROLA an indirect interest of 90% in that company.

Acquisition by IBERDROLA RENEWABLE ENERGIES OF UK LIMITED (100% owned by IBERDROLA ENERGÍA RENOVABLES II, S.A., in turn 100%-owned by IBERDROLA, S.A.) of the HIGHER DARRACOTT MOOR WIND FARM LIMITED, giving IBERDROLA an indirect interest of 100% in that company .

Increase in share capital in IBERDROLA RENEWABLE ENERGIES USA, LIMITED (100%-owned by IBERDROLA ENERGÍA RENOVABLES II, in turn 100%-owned by IBERDROLA, S.A.), consequently IBERDROLA's indirect interest in that company remains unchanged.

Acquisition by BERDROLA RENEWABLE ENERGIES USA LIMITED (100% owned by IBERDROLA ENERGÍA RENOVABLES II, S.A., in turn 100%-owned by IBERDROLA, S.A.) of the COMMUNITY ENERGY INC, giving IBERDROLA an indirect interest of 100% in that company .

Incorporation by IBERENOVA PROMOCIONES, S.A. and IBERDROLA ENERGIAS RENOVABLES II (100%-owned by IBERDROLA, S.A.), of ELECTRA DE MALVANA S.A., with a shareholding of 0.001% and 44.999% respectively, giving IBERDROLA an indirect interest of 45% in that company.

Incorporation by IBERENOVA PROMOCIONES, S.A. and IBERDROLA ENERGIAS RENOVABLES II (100%-owned by IBERDROLA, S.A.), of ELECTRA DE SIERRA DE SAN PEDRO, S.A., with a shareholding of 0.001% and 79.999% respectively, giving IBERDROLA an indirect interest of 80% in that company.

Incorporation by IBERENOVA PROMOCIONES, S.A. and IBERDROLA ENERGIAS RENOVABLES II (100%-owned by IBERDROLA, S.A.) of ELECTRA DE MONTANCHEZ, S.A, with a shareholding of 0.001% and 39.999% respectively, giving IBERDROLA an indirect interest of 40% in that company.

Incorporation by IBERENOVA PROMOCIONES, S.A. and IBERDROLA ENERGIAS RENOVABLES II (100%-owned by IBERDROLA, S.A.), of

SISTEMAS ENERGETICOS LOS CAMPILLOS, S.A., with a shareholding of 50% each, giving IBERDROLA an indirect interest of 100% in that company.

Increase in share capital in ENERGIA DE CASTILLA Y LEON (ENCALSA) (90%-owned by BIOVENT HOLDING, 85% held by IBERDROLA ENERGÍA RENOVABLES II, in turn 100%-owned by IBERDROLA, S.A.), such that IBERDROLA's indirect interest in that company remains unchanged.

Incorporation by ENERGIA DE CASTILLA Y LEON (ENCALSA) (90%-owned by BIOVENT HOLDING, 85% held by IBERDROLA ENERGÍA RENOVABLES II, in turn 100%-owned by IBERDROLA, S.A.), of ECOBARCIAL, S.A., with a shareholding of 51%. Following this operation the direct and indirect interest of IBERDROLA, S.A. in that company is 39.02%.

Acquisition by IBERDROLA REGENERATIVE ENERGIEN, GMBH (100% held by IBERDROLA ENERGÍA RENOVABLES II, in turn 100%-owned by IBERDROLA, S.A.), of 100% of the German company DELTUS, so that the indirect interest of IBERDROLA S.A. in that company is 100%.

Increase in share capital in IBERDROLA ENERGIA RENOVABLES DE LA RIOJA, S.A. (100% held by IBERDROLA ENERGÍA RENOVABLES II, in turn 100%-owned by IBERDROLA, S.A.), with new partners who contribute their shareholdings in EOLICAS DE LA RIOJA. As a consequence of this operation IBERDROLA ENERGIAS RENOVABLES II, S.A. has 63.5% of IBERDROLA ENERGIA RENOVABLES DE LA RIOJA and this company holds 100% of EOLICAS DE LA RIOJA, accordingly the indirect interest of IBERDROLA S.A. in this company is 63.5%.

Increase in share capital in IBERDROLA ENERGIA RENOVABLES DE LA RIOJA, S.A. (100% held by IBERDROLA ENERGÍA RENOVABLES II, in turn 100%-owned by IBERDROLA, S.A.), with new partners who contribute their shareholdings in DESARROLLOS ENERGIA RENOVABLES DE LA RIOJA (DERSA). As a consequence of this operation IBERDROLA ENERGIAS RENOVABLES II, S.A. has 63.5% of IBERDROLA ENERGIA RENOVABLES DE LA RIOJA and this company holds 63.75% of DESARROLLOS ENERGIA RENOVABLES DE LA RIOJA (DERSA), accordingly the indirect interest of IBERDROLA S.A. in this company is 40.48%.

Increase in share capital in IBERDROLA ENERGIA RENOVABLES DE LA RIOJA, S.A. (100% held by IBERDROLA ENERGÍA RENOVABLES II, in turn 100%-owned by IBERDROLA, S.A.), with new partners who contribute their shareholdings in MOLINOS DE CIDACOS. As a consequence of this operation IBERDROLA ENERGIAS RENOVABLES II, S.A. has 63.5% of IBERDROLA ENERGIA RENOVABLES DE LA RIOJA and this company holds 50% of MOLINOS DE CIDACOS, accordingly the indirect interest of IBERDROLA S.A. in this company is 31.75%.

Increase in share capital in IBERDROLA ENERGIA RENOVABLES DE LA RIOJA, S.A. (100% held by IBERDROLA ENERGÍA RENOVABLES II, in turn 100%-owned by IBERDROLA, S.A.), with new partners who contribute their

shareholdings in MOLINOS DE LA RIOJA. As a consequence of this operation IBERDROLA ENERGIAS RENOVABLES II, S.A. has 63.5% of IBERDROLA ENERGIA RENOVABLES DE LA RIOJA and this company holds 66.66% of MOLINOS DE LA RIOJA, accordingly the indirect interest of IBERDROLA S.A. in this company is 42.33%.

Incorporation through NEOENERGIA, S.A. (39%-owned by IBERDROLA ENERGIA, S.A., in turn 100%-owned by IBERDROLA, S.A.) of the company named BAGUARI-UHE, giving IBERDROLA, S.A. an indirect interest of 39% in that company.

Incorporation through NEOENERGIA, S.A. (39%-owned by IBERDROLA ENERGIA, S.A., in turn 100%-owned by IBERDROLA, S.A.) of the company named GOIAS SUL PCH, giving IBERDROLA, S.A. an indirect interest of 39% in that company.

Increase in share capital of TERMOAÇU, held by NEOENERGIA, S.A. (39%-owned by IBERDROLA ENERGIA, S.A., in turn 100%-owned by IBERDROLA, S.A.). As NEOENERGIA S.A. did not participate in the capital increase, its shareholding in TERMOAÇA fell from 60.52% to 37.57%, leaving IBERDROLA an indirect interest of 14.65% in that company.

Incorporation by IBERDROLA INGENIERIA Y CONSTRUCCION, S.A. (100% owned by IBERDROLA, S.A.) of the Venezuelan company IBERDROLA INGENIERIA Y CONSTRUCCIÓN VENEZUELA, S.A., giving IBERDROLA an indirect interest of 98% in that company.

Incorporation by IBERDROLA INGENIERIA Y CONSTRUCCION, S.A. (100% owned by IBERDROLA, S.A.) of the Greek company IBERINCO HELLAS TECHNIKI KAI KATASKEVASTIKI EPE., giving IBERDROLA an indirect interest of 100% in that company.

Incorporation by IBERDROLA INGENIERIA Y CONSTRUCCION, S.A. (100% owned by IBERDROLA, S.A.) of the US company IBERINCO ENGINEERING AND CONSTRUCCTION, US, INC., giving IBERDROLA an indirect interest of 100% in that company.

Additional funding by IBERDROLA S.A. in IBERDROLA PORTUGAL ELECTRICIDAD E GAS, S.A. Following this operation the direct interest of IBERDROLA, S.A. in that company remains unchanged.

Increase in share capital of SOCIEDAD PARA EL DESARROLLO INDUSTRIAL DE CASTILLA Y LEÓN, SCR., S.A. Following this operation the direct interest of IBERDROLA, S.A. in that company remains unchanged.

Return of the additional funding by IBERDROLA PORTUGAL ELECTRICIDAD E GAS, S.A. to IBERDROLA, S.A. Following this operation the direct interest of IBERDROLA, S.A. in that company remains unchanged.

Return of the additional funding by IBERDROLA PARTICIPAÇOES SGPS, S.A. to IBERDROLA PORTUGAL ELECTRICIDAD E GAS, S.A. Following this operation the indirect interest of IBERDROLA, S.A. in that company remains unchanged.

Sale by IBERDROLA S.A. of 15.84% of IBERDROLA CONSULTORIA E SERVIÇOS DO BRASIL, LTDA to IBERDROLA INGENIERA Y CONSTRUCCIÓN, S.A. (100% owned by IBERDROLA, S.A.). Following this operation the indirect interest of IBERDROLA, S.A. in that company remains unchanged.

Sale of 100% in AZERTIA TECNOLOGIAS DE LA INFORMACIÓN, S.A. (100% owned by CORPORACIÓN IBV, in turn 50% held by IBERDROLA, S.A.). After this operation, the indirect participation of IBERDROLA, S.A. in this company is cancelled.

Sale of MEDIA APPLICATIONS and MEDIA STB (100%-owned by MEDIA PARK, 100% owned by IBERDROLA INMOBILIARIA, S.A., in turn 100%-owned by IBERDROLA, S.A.), so that the indirect participation of IBERDROLA, S.A. in these companies is cancelled.

Increase in share capital of HIDROLA I, SLU, 100% owned by IBERDROLA S.A., so that the direct interest of IBERDROLA, S.A. in that company remains unchanged.

Increase in share capital of HIDROELECTRICA ESPAÑOLA, SLU, 100% owned by IBERDROLA S.A., such that the direct interest of IBERDROLA, S.A. in that company remains unchanged.

Increase in share capital of BILBAO BIZKAIA GAS, S.L., (25% owned by IBERDROLA S.A.). Following this operation the direct interest of IBERDROLA, S.A. in that company remains unchanged.

Acquisition by IBERDROLA S.A. of 0.38% of DISTRIBUIDORA ELECTRICA DE ELORRIO (DISELEC), such that IBERDROLA has a direct interest of 96.82%.

Acquisition by IBERDROLA S.A. of 100% of EMPRESA ELECTRICA DEL CABRIEL, such that IBERDROLA has a direct interest of 100%.

Reduction in share capital of ENERGYWORKS VENEZUELA (100%-owned by IBERDROLA GENERACIÓN, in turn 100%-owned by IBERDROLA, S.A.), such that the interest of IBERDROLA S.A. in that company remains unchanged.

Increase in share capital in IBERDROLA RENEWABLE ENERGIES USA, LIMITED (100%-owned by IBERDROLA ENERGÍA RENOVABLES II, in turn 100%-owned by IBERDROLA, S.A.), such that IBERDROLA's indirect interest in that company remains unchanged.

Acquisition, by IBERDROLA ENERGÍA RENOVABLES SAU, (100%-owned by IBERDROLA, S.A.), of 80% of the Estonian company OUSAÜHING RAISNER, giving IBERDROLA, S.A. an indirect interest of 80% in that company.

Acquisition, by IBERDROLA ENERGÍA RENOVABLES SAU (100%-owned by IBERDROLA, S.A.) of 100% of the Hungarian company EC ENERGOCONSULT MERNÖKSZOLGALATI, giving IBERDROLA, S.A. an indirect interest of 100% in that company.

Incorporation by IBERDROLA ENERGÍA RENOVABLES SAU, (100%-owned by IBERDROLA, S.A.), of ENERGIAS MARINAS DE CANTABRIA S.A., with a shareholding of 60%. Following this operation the indirect interest of IBERDROLA, S.A. in that company is 60%.

Acquisition by IBERDROLA ENERGÍA RENOVABLES SAS (100%-owned by IBERDROLA ENERGIAS RENOVABLES, SAU, in turn 100% held by IBERDROLA S.A.) of 100% of the French company PERFECT WIND, giving IBERDROLA, S.A an indirect interest of 100% in that company.

Acquisition by PERFECT WIND (100%-owned by IBERDROLA ENERGIAS RENOVABLES, SAS, in turn 100% held by IBERDROLA ENERGIAS RENOVABLES, SAU, in turn 100% held by IBERDROLA S.A.) of 100% of the French company FERME EOLIEN DE BUCHFELDM SARL, giving IBERDROLA, S.A. an indirect interest of 100% in that company.

Acquisition by IBERDROLA ENERGÍA RENOVABLES SAS (100%-owned by IBERDROLA ENERGIAS RENOVABLES, SAU, in turn 100% held by IBERDROLA S.A.) of 100% of the French company PARC EOLIEN LA NOURAIS, giving IBERDROLA, S.A. an indirect interest of 100% in that company.

Acquisition by IBERDROLA REGENERATIVE ENERGIEN, GMBH (100% held by IBERDROLA ENERGÍA RENOVABLES SAU, in turn 100%-owned by IBERDROLA, S.A.) of 100% of the German company WINDFARM WIRFUS Gmbh, so that the indirect interest of IBERDROLA S.A. in that company is 100%.

Acquisition by IBERDROLA REGENERATIVE ENERGIEN, GMBH (100% held by IBERDROLA ENERGÍA RENOVABLES SAU, in turn 100%-owned by IBERDROLA, S.A.) of 100% of the German company EBV WINDPARK 23, Gmbh, so that the indirect interest of IBERDROLA S.A. in that company is 100%.

Acquisition by IBERDROLA REGENERATIVE ENERGIEN, GMBH (100% held by IBERDROLA ENERGÍA RENOVABLES SAU, in turn 100%-owned by IBERDROLA, S.A.) of 100% of the German company RASTENBERG, Gmbh, so that the indirect interest of IBERDROLA S.A. in that company is 100%.

Acquisition, by PERFECT WIND (100%-owned by IBERDROLA ENERGIAS RENOVABLES, SAS, in turn 100% held by IBERDROLA ENERGIAS RENOVABLES, SAU, in turn 100% held by IBERDROLA S.A.) of 100% of the

French company PARC EOLIEN DE LANEUVILLE AU RUPT, giving IBERDROLA, S.A. an indirect interest of 100% in that company.

Acquisition by IBERDROLA ENERGIA ÖDNAWIANA (100% held by IBERDROLA ENERGÍA RENOVABLES SAU, in turn 100%-owned by IBERDROLA, S.A.) of 100% of the Polish company ENERGIA WIATROWA KARSCINO S.p. Z.O.O.EWK, so that the indirect interest of IBERDROLA S.A. in that company is 100%.

Increase in share capital in ENERBRASIL (100%-owned by IBERDROLA ENERGÍA RENOVABLES SAU, in turn 100%-owned by IBERDROLA, S.A.), such that IBERDROLA's indirect interest in that company remains unchanged.

Acquisition, through EME DÓLAR UNO, EME HUENEJA TRES, EME DÓLAR TRES Y EME FERREIRA DOS, each with a shareholding of 10.45% (each company being 100% held by IBERDROLA ENERGIAS RENOVABLES DE ANDALUCIA, SAU, in turn 100% held by IBERDROLA ENERGIAS RENOVABLES, SAU, in turn 100% held by IBERDROLA, S.A), of 41.80% of SISTEMA ELÉCTRICO DE CONEXIÓN HUENÉJA, S.L., such that IBERDROLA'S interest in this company is 41.80%.

Incorporation, through EMPRESA ELECTRICA DE GUATEMALA Y CREDIEGSA (80,88%-owned by DECA II, with is 49.01% owned by IBERDROLA ENERGIA S.A., in turn 100% held by IBERDROLA S.A.), of 39,64% of the real estate company INMOBILIARIA DESARROLLADORA EMPRESARIAL DE AMERICA, S.A. (IDEA), giving IBERDROLA, S.A. an indirect interest of 39.64% in that company.

Capital buy-back in DECA II (49.01%-owned by IBERDROLA ENERGÍA S.A., in turn 100%-owned by IBERDROLA, S.A.), such that IBERDROLA's indirect interest in that company remains unchanged.

Incorporation by IBERDROLA INGENIERIA Y CONSTRUCCION, S.A. (100% owned by IBERDROLA, S.A.) of the Kenyan company IBERDROLA ENGINEERING AND CONSTRUCTION KENYA INTERNATIONAL, giving IBERDROLA an indirect interest of 100% in that company.

Acquisition by IBERDROLA INGENIERIA Y CONSTRUCCION, S.A. (100% owned by IBERDROLA, S.A.) of the German company BLITZ 2004 B415, Gmbh , which changed its name to IBERDROLA ENGINEERING AND CONSTRUCTION GERMANY, GMBH, giving IBERDROLA an indirect interest of 100% in that company.

Acquisition by IBERDROLA INGENIERIA Y CONSTRUCCIÓN, S.A. (100% owned by of IBERDROLA S.A.) of 15.84% in IBERDROLA CONSULTORIA E SERVIÇOS DO BRASIL, LTDA, such that IBERDROLA's indirect interest in that company remains unchanged.

E - 5. Issues, redemptions or cancellations of debt

ISSUE	DATE	REDEMPTION DATE	NOMINAL AMOUNT REDEEMED (€)
ID I. May 57	31.05.57	02.01.06	92.554, 00 (L)
ID I. Apr 58	20.04.58	02.01.06	87.145, 00 (L)
ID. May 93	24.05.93	24.05.06	15.025.302, 50 (R)
ID I. Aug 91	06.08.91	06.08.06	24.813.260, 94 (R)

(L): Lottery
(R): Remainder

E - 6. Changes of Directors or the Board of Directors

One of the resolutions adopted at the General Meeting held on 30 March 2006 was the following:

RESOLUTIONS RELATINGTO ITEM 10
(Item Ten on the Agenda)

- Ratification of Directors appointed by cooptation since the last General Meeting:

  a) Ratification of the appointment as Director of Mr Xabier de Irala Estévez, agreed by the Board Meeting dated 20 April 2005.

  b) Ratification of the appointment as Director of Mr Jesús María Matía, agreed by the Board Meeting dated 20 April 2005.

The General Meeting of Shareholders, on the proposal of the Board of Directors, adopted the following resolutions.

a) To ratify, pursuant to s. 138 of the Consolidation of the Corporations Act and Art. 48.3 of the Articles of Association, the appointment by cooptation by the Board on 20 April 2005 of Mr Xabier de Irala Estévez as Director, which appointment was made by resolution stating literal as follows, which is fully ratified by the General Meeting:

"5º.- To appoint as member of the Board of Directors by cooptation, pursuant to s. 138 of the Consolidation of the Corporations Act and Art. 48.3 of the Articles of Association, on the proposal of the Board of BBK - shareholder of IBERDROLA, S.A. – and to reserve approval or ratification until the first subsequent General Meeting of Shareholders of Mr Xabier de Irala Estévez, who is a shareholder of the company, of full age, married, with Spanish nationality and whose business address for this purpose Calle Gran Vía nº 30, Bilbao, with National ID Nº 04.847.996-X to cover the vacancy in the Board left by Mr.

Santiago Mayner Oyarbide. The new Board Member will be classified as external director representing substantial shareholders, and will exercise his duties as such until 16 June 2006, the date corresponding to the end of the term of Mr. Santiago Mayner Oyarbide whom he substitutes.

The Board of Directors expressly noted that Mr. Xabier de Irala Estévez, attending the meeting, accepted the position as member of the Board of Directors of the Company, as well as his declaration of not being affected by any legal incompatibility for performing the corresponding duties.

The express formal acceptance of Mr Xabier de Irala Estévez of the terms of Article 17 of the Rules governing the Board of Directors relating to resignation and removal from the Board, as well as the obligation set out in Article 49 of the Articles of Association to deposit ten thousand (10,000) shares of the Company as a guarantee for any liability he may incur during the performance of his duties was noted, and the Secretary delivered to him a copy of the Articles of Association and Regulations that govern the Company."

b) To ratify, pursuant to s. 138 of the Consolidation of the Corporations Act and Art. 48.3 of the Articles of Association, the appointment by cooptation by the Board on 20 April 2005 of Mr Jesús María Cadenato Matía as Director, which appointment was made by resolution stating literal as follows, which is fully ratified by the General Meeting:

"6º.- To appoint as member of the Board of Directors by cooptation, pursuant to s.138 of the Consolidation of the Corporations Act and Art. 48.3 of the Articles of Association, on the proposal of the Board of BBVA - shareholder of IBERDROLA, S.A. – and to reserve approval or ratification until the first subsequent General Meeting of Shareholders of Mr Jesús María Cadenato Matía, who is a shareholder of the company, of full age, married, with Spanish nationality and whose business address for this purpose is Paseo de la Castellana nº 81, Madrid, , with National ID Nº 14.917.785-P to cover the vacancy in the Board left by Mr. José Antonio Fernández Rivero. The new Board Member will be classified as external director representing substantial shareholders, and will exercise his duties as such until 16 June 2006, the date corresponding to the end of the term of Mr. José Antonio Fernández Rivero whom he substitutes.

The Board of Directors expressly noted that Mr. Jesús María Cadenato Matía, attending the meeting, accepted the position as member of the Board of Directors of the Company, as well as his declaration of not being affected by any legal incompatibility for performing the corresponding duties.

The express formal acceptance of Mr Jesús María Cadenato Matía of the terms of Article 17 of the Rules governing the Board of Directors relating to resignation and removal from the Board, as well as the obligation set out in Article 49 of the Articles of Incorporation to deposit ten thousand (10,000) shares of the Company as a guarantee for any liability he may incur during the performance of his duties was noted, and the Secretary delivered to him a copy of the Articles of Association and Regulations that govern the Company."

- The Board of Directors, in meeting on 26 April 2006, adopted unanimously the following resolutions:

1 – To accept the resignation as Director, effective from the date of the meeting, presented by the following members: Mr. Iñigo De Oriol Ybarra, Mr. Jose Antonio Garrido Martinez, Mr. Javier Herrero Sorriqueta and Mr. Ignacio de Pinedo Cabezudo.

2 – To carry out the resolution adopted by the Board of Directors in meeting held on 20 April 2005, notified to the CNMV on the same date, registered under Entry No 2005 035264, pursuant to which Mr José Ignacio Sánchez Galán was named Chairman of the Board, substituting Mr Iñigo de Oriol Ybarra, remaining as Chief Executive Officer and resigning as Vice-Chairman, all of which he accepted.

3 – To carry out the resolution referred in paragraph 2 above pursuant to which it was agreed, when a vacancy arose, to name as member of the Board of Directors by cooption, subject to approval or ratification by the first subsequent General Meeting of Shareholders, of Mr. Iñigo de Oriol Ybarra, shareholder of the company, who will be classified as "Other external Director", and who accepts the position.

4 - To carry out the resolution adopted by the Board of Directors in meeting held on 22 April 2005, notified to the CNMV on the same date, registered under Entry No 2005 066734, pursuant to which it was agreed that Mr Xabier de Irala Estévez, as Chairman of BBK, long term shareholder of IBERDROLA, would cover the first available vacancy on the Executive Committee of the Board of Directors. Accordingly, there being a vacancy on the Executive Committee of the Board of Directors due to the resignation of the members mentioned in paragraph 1 above, Mr Xabier de Irala Estévez is named member of the Executive Committee, accepting this position and resigning as member of the Auditing and Oversight Committee.

- The Board of Directors, in meeting on 24 May 2006, adopted unanimously the following resolutions:

1 – To accept the resignation as Director, effective from the date of the meeting, presented by the following members: Mr. César de la Mora Armada, Mr. Antonio Garay Morenés and Mr. Antonio Mª de Oriol y Diaz-Bustamante.

2- To name as Vice-Chairmen of the Company the Independent Directors Mr. Juan Luis Arregui Ciarsolo and Mr. Victor de Urrutia Vallejo.

3 – To name as members of the Audit and Compliance Committee the Independent Directors Mr. Julio de Miguel Aynat – who will be Secretary of the committee – and Mr. Sebastian Battaner Arias.

4 – To appoint Mr. Julian Martinez-Simancas Sanchez as Vice-Secretary of the Board of Directors of the Company.

- The Board of Directors, in meeting on 7 June 2006, adopted unanimously the following resolutions:

1 – To accept the resignation as Director and member of the Executive Committee, effective from the date of the meeting, presented by Mr. Jesús María Cadenato Matía, external director representing substantial shareholders.

2 - To appoint as members of the Board of Directors by cooptation, subject to approval or ratification at the first subsequent General Meeting of Shareholders, Mrs. Inés Macho Stadler, Mr. Braulio Medel Cámara and Mr. José Carlos Pla Royo, who, once the respective acceptances are recorded pursuant to any of the forms established by Article 142 of the Commercial Regulations, will be classified as "Independent Directors" for the first two, and "external director representing substantial shareholders" for the last, on proposal by BBVA, shareholder of Iberdrola, S.A. ".

3 – To appoint Mr. José Carlos Pla Royo as member of the Executive Committee, classifying him, as has been noted as "external director representing substantial shareholders" once his acceptance has been recorded.

E -7 Modifications to the Articles of Association

One of the resolutions adopted at the General Meeting held on 30 March 2006 was the following:

RESOLUTIONS RELATED TO ITEM THREE
(Item Three on the Agenda)

- Modification of certain articles of the Articles of Association and Regulations governing the General Meeting of Shareholders:

a) Modification of Article 19 of the Articles of Association and Article 8 of the Regulations of Shareholders Meetings, in order to adapt them to the provisions of the First Final Provision of Law 19/2005, of 14 November, on the European Corporations registered in Spain, as regards the extension of the term for publishing the notice of General Meeting and the right of shareholders to request the publication of an any additional notification including new items on the Agenda.

b) Modification of Article 22 of the Articles of Association and Article 10 of the Regulations of Shareholders Meetings in order to eliminate the requirement for a minimum number of shares in order to be able to assist a General Meeting of Shareholders.

The General Meeting of Shareholders, on the proposal of the Board of Directors, adopted the following resolutions.

a) To approve the new text of Article 19 of the Articles of Association as well as that of Article 8 of the Regulations of the Shareholders Meetings, in order to adapt them to the provisions of the First Final Provision of Law 19/2005, of 14 November, in the following terms:

Articles of Association

"Article 19. Notice of General Meeting

1. *The General Meeting must be called formally by the Board of Directors by an announcement published in the Gazette of the Commercial Registry and in one of the newspapers with the largest circulation in Biscay, at least **one month** before the date fixed for the meeting, except if the law establishes otherwise, in which case the legal provisions shall apply.*

2. *The Board of Directors must call a General Meeting in the following cases:*

   a) In accordance with the provisions of Article 18 of the Articles of Association.

   b) On written request by shareholders who hold or represent at least a shareholding as established by law, setting out in the request the items to be discussed. In this case, the Board of Directors will call the General Meeting to be held within thirty (30) days of the date on which it was requested by notarial deed to call such meeting. The Board of Directors will establish the Agenda for the meeting, which must include the items set out in the request.

   c) When a public offer is made to purchase the shares issued by the Company, in order to inform the General Meeting about the public bid and to discuss and decide on such matters as may be put to their consideration. Any shareholder holding a right to vote representing at least one percent (1%) of the Share Capital will have the right to request matters to be included in the Agenda of the General Meeting that is called for this purpose.

3. *The notice must contain all the items required by law for each case, and in all events will determine the date, place and time for the meeting on first calling and all the matters that must be considered. The notice may in addition set the date, if need be, for holding the General Meeting on second call.*

4. *Shareholders representing at least five per cent (5%) of the Share Capital may request a supplementary notice to be published in addition to the notice calling the General Meeting setting out one or more items for the Agenda. This right must be exercised by certified notification that must be received at the registered address of the Company within five (5) days of publication of the notice. The supplementary notice must be published at least fifteen (15) days before the date set for the General Meeting.*

5. *The General Meeting may not consider nor decide on any matter that is not included in the Agenda."*

Regulations of the General Meeting

"Article 8. Notice of General Meeting.

1. *In accordance with the terms of the Articles of Association, the General Meeting must be called formally by the Board of Directors by notice published in the Gazette of the Commercial Registry and in one of the newspapers with the largest circulation in Biscay, at least one month before the date fixed for the meeting, except if the law provides otherwise, in which case the legal provisions shall apply.*

2. *The Board of Directors must call a General Meeting in the following cases:*

   a) In accordance with the provisions of Article 6(2) above.

   b) On written request by shareholders who hold or represent at least a shareholding as established by law, setting out in the request the items to be discussed. In this case, the Board of Directors will call the General Meeting to be held within thirty (30) days of the date on which it was requested by notarial deed to call such meeting. The Board of Directors will establish the Agenda for the meeting, which must include the items set out in the request.

   c) When a public offer is made to purchase the shares issued by the Company, in order to inform the General Meeting about the public bid and to discuss and decide on such matters as may be put to their consideration. Any shareholder holding a right to vote representing at

least one percent (1%) of the Share Capital will have the right to request matters to be included in the Agenda of the General Meeting that is called for this purpose.

3. *The notice must contain all the items required by law for each case, and in all events will determine the date, place and time for the meeting on first calling and all the matters that must be considered. The notice may in addition set the date, if need be, for holding the General Meeting on second call.*

4. *The Company will send a copy of the notice to the National Stock Exchange Commission. The text of the notice will also be accessible on the Company's web site.*

5. *From the date of the notice, all information that is deemed fit to ensure the attendance and participation of shareholders at the Meeting will be published on the Company's website, including at least the following:*

   a) *The documents relating to the General Meeting required by Law, with information on the Agenda, the proposals that are made by the Board of Directors, as well as any relevant information that shareholders may need in order to vote.*

   b) *The means of communication between the Company and shareholders and, in particular, explanations of how to exercise the shareholder's right to be informed, indicating the postal and electronic addresses to which shareholders may request information.*

   c) *The means and procedures to appoint a proxy for the Meeting.*
   d) *The means and procedures for voting remotely, including as the case may be any forms to certify assistance and voting at the General Meeting via a telecommunication network.*

6. *Shareholders representing at least five per cent (5%) of the Share Capital may request a supplementary notice to be published in addition to the notice calling the General Meeting setting out one or more items for the Agenda. This right must be exercised by certified notification that must be received at the registered address of the Company within five (5) days of publication*

of the notice. The supplementary notice must be published at least fifteen (15) days before the date set for the General Meeting.

7. *The Board of Directors may require a Notary to attend the General Meeting and prepare the minutes of the meeting. They must do so in those circumstances established by Law."*

b) To approve the new text of Article 22 of the Articles of Association and Article 10 of the Regulations of Shareholders Meetings in order to eliminate the requirement for a minimum number of shares in order to be able to assist a General Meeting of Shareholders, in the following terms:

Articles of Association

"Article 22. Right to attend

1. *Any person holding shares with voting rights may attend a General Meeting and take part in its deliberations with right to be heard and to vote.*

2. *To exercise the right of attendance, shareholders must have the shares registered in their name in the corresponding company books five (5) before the day the General Meeting is to be held. This shareholding shall be certified using an attendance card or certificate of legitimacy issued by the entity or entities responsible for the company books, or any other means admitted by laws in force.*

3. *The members of the Board of Directors must attend the General Meetings. The Directors, Technical staff and other persons who have an interest in the proper functioning of corporate matters may be authorised by the Board of Administration to attend the General Meeting. The non-attendance of either will not affect the validity of the General Meeting.*
4. *The Chairman may allow the press, financial analysts and any other person s/he considers fit to have access to the General Meeting, however the General Meeting may revoke this permission.*

Regulations of the General Meeting

"Article 10. Right to attend

1. *Any person holding shares with voting rights may attend a General Meeting and take part in its deliberations with right to be heard and to vote.*

2. *To exercise the right of attendance, shareholders must have the shares registered in their name in the corresponding company books five (5) before the day the General Meeting is to be held. This shareholding shall be certified using an attendance card or certificate of legitimacy issued by the entity or entities responsible for the company books, or any other means admitted by laws in force.*

E -8 Transformations, mergers or splits

Change in the corporate name of IBERDROLA ENERGIAS RENOVABLES II, SAU, which becomes IBERDROLA ENERGIAS RENOVABLES, SAU.

Merger by absorption, by IBERENOVA PROMOCIONES, S.A. (100%-owned by IBERDROLA ENERGÍA RENOVABLES SAU, in turn 100%-owned by IBERDROLA, S.A.), of its subsidiary PARQUES EÓLICOS REUNIDOS, effective as of 01-01-06.

E - 9 Changes in the institutional regulation of the sector that significantly affect the economic and financial situation of the Company or Group.

Up to the 30th September 2006, the following regulations were published, which may have a relevant effect on the activity of the electricity and gas sector:

ELECTRICITY SECTOR

- Royal Decree-Law 3/2006 of 24 February, modifying the means for matching offers for sale and purchase of energy presented simultaneously on the daily and interdaily electricity production market by actors in the electricity sector belonging to the same corporate group.

- Correction of errors in Royal Decree-Law 3/2006 of 24 February.

  In this provision, the matching amounts of electrical energy offered and matched for these actors were assimilated to physical bilateral contracts, made prior to the program resulting from matching the daily market (before correcting the textual mistake, it read "before matching on the daily market"), so that these actors can only participate in the program resulting from the matching on the basis of the net position of the group to which they belong (before correction, the text indicated "they may only participate in the matching of the net position").

Only offers for sale under the ordinary regime and the purchase offers made by distributors will be taken into account for this. In relation to payment of the activities regulated by the CNE (National Energy Commission) during 2006, the provisional price to be considered for distributors of energy purchased on the basis of this assimilation mechanism was 42.35 €/MWh.

In addition, due to the internalisation of the value of greenhouse gas emission rights in price formation in the wholesale electricity market, this Royal Decree reduces the remuneration of the affected generating units by equivalent amounts. What's more, due to the high volume of tariff shortfalls generated to date in 2006 it is advisable to discount the value of the emission rights in order to determine the quantity of this deficit.

- Royal Decree-Law 4/2006 of 24 February, modifying the functions of the CNE (National Energy Commission).

  This Royal Decree-law modifies the functions of the CNE establishing a new text for Additional Provision 11 of Law 34/1998 of 7 October on the Hydrocarbon Sector, which corrected a situation which was considered inadequate from two perspectives.

  Thus, on the one hand it expanded the 14th function of the CNE as regards purchases that require its authorisation: "purchase of shareholding in companies with activities considered regulated o activities that are subject to administrative intervention that implies a special control" (nuclear and coal-fired power stations, activities in the electricity systems in the islands and outside the peninsular, gas storage activities using international gas pipelines that terminate or transit through the Spanish territory). This authorisation will also be required for direct purchases of assets required to carry out these activities.

  On the other hand, in relation to any denial to grant this authorisation, a new cause is added to that of the existence of significant risks, being "protection of the general interest in the energy sector and, in particular, guaranteeing that the policy objectives of the sector are adequately followed, with special concerns relating to assets that are considered strategic".

- Order ITC/913/2006 of 30 March, approving the method for calculating the cost of each of the fuels used and the procedure for dispatching and payment of energy in the island and extra-peninsular electricity systems.

  The content is summarised below with the following order.

- Order ITC/914/2006 of 30 March, establishing a method for calculating the retribution for the power guarantee for energy generation plants under the ordinary regime for island and extra-peninsular electricity systems.

  Both these orders develop the terms of Royal Decree (RD) 1747/2003 regulating the extra-peninsular electricity systems. Being regulatory instruments, they do not modify the contents of this RD, so the characteristics regarding retribution and performance of activities and basic operation do not change, i.e.:

- Regulated payment of investment costs via the Power Guarantee
- Right to charge for the Power Guarantee from planned facilities.
- Dispatching on standard costs
- Intermediate payments of distributors and marketers at the peninsular market price
- The CNE makes the final payment of the retribution regulated by the Ministerial Orders.

These Ministerial Orders permit the provisional 2001-2005 cycle to be closed, essentially based on book costs and establishes the basis for future retribution based on standards. This refers to electricity production, and does not cover transport and distribution.

The methodology for dispatching and payment allows the REE to start performing its functions under the RD and enables the energy that has been traded since publication of the RD to be paid for.

- Resolution of 17 March 2006, of the General Secretary for Energy, approving Operation Procedures 4.1 "Resolution of congestion on the France-Spain interconnection" and 3.1 "Programming Generation", to adapt them to Order ITC/4112/2005 of 30 December.

  This resolution approves procedure PO 4.1 which develops a process for resolving congestion on the France-Spain interconnection using a system of explicit coordinated auctions (Phase I) set out in Annex I of Order ITC/4112/2005 of 30 December, which establishes the regime for performing intra-community and international electricity exchanges.

  In addition Red Electrica de España S.A. was authorised to participate in the explicit auction process for power supply on the France-Spain interconnection, to purchase the exchange capacity required to perform the contracts to supply energy from EDF to REE and from REE to EDF, referred to in Transitional Provision Nine of Law 54/1997.

  The resolution also approves PO 3.1 to establish a process for daily scheduling electricity generation on the basis of matching offers for sale and purchase of energy resulting from the daily and interdaily markets and from the communication of performance of bilateral contracts with physical delivery, so that demand is covered and the safety of the system is guaranteed.

- Resolution of 16 February 2006 of the National Energy Commission establishing, pursuant to Article 34 of Addition Provision Three of Royal Decree 6/2006 of 23 June, the list of main and dominant operators in the energy sectors.

  This Resolution also affects the gas sector, so it is not mentioned in the following section.

The list of main operators takes into account the structure of corporate groups that exist at the time the list is made up. The list is set out below, together with last year's list so as to show changes:

	Main Operators in the Electricity Sector	
	2005	2006
1	Endesa Group	Endesa Group
2	Iberdrola Group	Iberdrola Group
3	Unión Fenosa Group	Unión Fenosa Group
4	Hidrocantábrico Group	Hidrocantábrico Group
5	Red Eléctrica Group	Viesgo Generación, S.L.
	Main Operators in the Gas Hydrocarbon Sector	
	2005	**2006**
1	Repsol YPF-Gas Natural Group	Repsol YPF-Gas Natural Group
2	Enagas Group	Iberdrola Group
3	Hidrocantábrico-Naturcorp Group	BP España Group
4	Iberdrola Group	Hidrocantábrico-Naturgas Group
5	BP España Group	Endesa Group

- Royal Decree 470/2006 of 21 April, modifying the percentage on electricity tariffs destined to cover the nuclear moratorium.

  The amount of this cost that is specifically attributed to the nuclear moratorium is set at 0.33 per cent of the electricity tariff.

- Royal Decree-law 7/2006 of 23 June, adopting emergency measures in the energy sector.

  The measures for the electricity sector are:

  - Elimination of the CTCs as they are currently considered inefficient and unnecessary. Their removal enables the contributions projected for this item to 2010 to go to benefit consumers. They are considered inefficient because they distort prices and were calculated on the basis of hypotheses that are currently obsolete. They are considered unnecessary as their degree of amortisation, as recently certified by the CNE, is very high.
  - A system of incentives to consume local coal, pursuant to which the Government is authorised to approve, for security motives, a system of premiums up to 10€/MWh; this includes a mechanism for varying these premiums according to the evolution of market prices for the production of electricity.
  - In line with the guidelines provided by the EU, energy performance through cogeneration is supported through a series of measures such as removing the need for self-consumption of electricity rewarding no only electricity excesses but all co-generated electricity, removing thereby the asymmetry that exists to date.
  - Updating the system for premiums set out in the Law establishing the possibility that all plants be paid an additional amount as a premium over the market price.

- Removing the compensation band for renewable energies between 80 and 90% of the average reference tariff, as in certain cases it does not permit the compensation to be sufficient for the development of alternative technologies.
- Removing the limits imposed on the tariff calculation methodology to review the average or reference tariff (currently set at a maximum of 1.4% plus an additional 0.6% for variations).
- Unlinking the evolution of premiums and prices of plants in the special regime as regards the latest increase in average or reference electricity price set for July.
- In the aim of establishing a mechanism for enabling bilateral contracts as an alternative for certain consumer groups, the contract period resulting from virtual auctions – currently limited to a maximum of 12 months – is increased in the medium and long term.

The measure established for the gas sector is equality for operators as regards gas storage. In the aim of guarantee stability of supply, a provision guaranteeing this equality is introduced. In particular, the general purpose time-based criteria is substituted by a distribution system based on objective and transparent criteria, specifically the percentage of sales of the previous year. This provision will permit the use of capacity attribution mechanisms that are most appropriate for current needs in the system, enabling existing infrastructure to be optimised and avoiding situations of monopolisation.

- Royal Decree 777/2006 of 23 June, modifying Royal Decree 1866/2004 of 6 September, approving the National Plan for Assigning emission rights for 2005-2007.

  The reform of the NPA is centred on modifying the table in point 3 of the Plan, setting out the attribution per industrial sector. Thus,

  1. Emission rights and the categories of activities are adjusted according to the extension made in application of by Law 1/2005, as amended by Royal Decree Law 5/2005 of 11 March.
  2. The reserve for new entrants is unified.
  3. Sector attribution ceilings are increased, at the expense of the reserve, for those sectors which include installations for which judicial review has been conceded.

- Royal Decree 774/2006 of 23 June modifying the Regulation of Special Taxes approved by Royal Decree 1165/1995 of 7 July.

  Law 22/2005 of 18 November, incorporating into the Spanish legal system several community directives relating to taxation of energy products and electricity, and the common tax regime applicable to mother and subsidiary companies in different Member States, and regulating the tax regime on transborder contributions to pension funds within the European Union, introducing modifications to Law 38/1992 of 28 December on Special Taxes, which require in turn the adaptation of the corresponding regulations set out

in the Regulation of Special Taxes, approved by Royal Decree 1165/1995 of 7 July.

- Royal Decree 809/2006 of 23 June revising the electricity tariff from 1 July 2006.

  This Royal Decree establishes the average increase in the average or reference tariff for the sale of electricity, which as from 1 July 2006 is set at 1.38% over the price set on 1st January 2006, as well as how it applies to the current tariff structure, as a result of increasing the costs by the amount corresponding to the annuity for recovering on a lineal basis the annual net value over a period of 14 and a half years of the shortfall in income on payment of the regulated activities generated between 1 January 2005 and 31 December 2005, which amounts to 3,810,520 thousand Euros.

  The average or reference tariff is set at 7.7644 €/kWh.

  The tariff for the sale of electricity applied by distributors is increased on an average for all of them by 2.07% and the tariffs for access to the transport and distribution networks are maintained.

- Order ITC/2129/2006 of 30 June regulating term contracts for electricity for distributors during the second semester of 2006.

  This Order aims to establish, for the transitory period of the second semester of 2006, the obligations of distributors regarding the purchase of electricity in the term market managed by OMIP-OMIClear.

Other provisions of less interest are as follows:

- Resolution of 8 February 2006, approving the regulations for registering, evaluating and informing on greenhouse gas emission rights

  This resolution develops aspects relating to the accounting treatment of emission rights referred to in Law 1/2005 of 9 March, regulating the regime for trading greenhouse gas emission rights and it also considers itself as developing the current General Accounting Plan, approved by Royal Decree 1643/1990 of 20 December.

- Resolution of 7 April 2006 of the General Secretary for Energy, approving Operating Procedures 8.1 "Definition of networks operated and monitored by the System Operator" and 8.2 "Operation of the production and transport system".

  This resolution approves two Operative Procedures. OP 8.1 defines the network which is operated under the responsibility of the SO, together with the installations of other networks whose structural and real time operating data must be known by the SO so as to guarantee the security and reliability of the system.

  OP 8.2 establishes the basic criteria that govern the activities of the SO regarding the technical management of the production and transport system

for which it is responsible, setting out the obligations and actions of all the actors to whom this procedure applies.

- RESOLUTION of 28 April 2006 of the Secretariat General for Energy, approving a set of technical and instrumental procedures required for the adequate technical management of the island and extra-peninsular electricity systems.

- RESOLUTION of 11 May 2006 of the Secretariat General for Energy, modifying certain Rules of Operation of the electricity production market.

  This resolution publishes the modifications made to the text of the Rules of Operation of the Electricity Production Market to include the content of Annex II of RD 1454/05 of 2 December, modifying certain provisions relating to the electricity sector, as well as the content of Instruction 1/2006 which describes the procedure for applying Article 4(3)(1) of Order ITC/4112/2005 which establishes the regime applicable for intracommunity and international exchanges of electricity.

- Resolution of 18 May 2006 of the General Secretary for Energy, modifying resolution of 17 March, approving Operation Procedures 4.1 "Resolution of congestion on the France-Spain interconnection" and 3.1 "Programming Generation", to adapt them to Order ITC/4112/2005 of 30 December.

  Taking into account the agreement reached with the French Energy Regulation Commission (CRE) in relation to the Rules for Assigning Capacity for the France-Spain Interconnection (IFE Rules), which implement from 1 June a coordinated system of explicit annual, monthly, daily and interdaily auctions, this Resolution modifies that of 17 March so as to carry out the coordinated auctions for June.

- RESOLUTION of 24 May 2006 of the Secretariat General for Energy, approving the Rules of Operation of the daily and interdaily electricity production market.

  This Resolution includes in one single text the Rules which establish improvements and reduce complexity in the system, which have been subject to a series of modifications to which they have been progressively submitted previously.

- Resolution of 7 April 2006 of the CNE, modifying Resolution of 26 February 2004, establishing the implementation of the procedure for self-assessment and payment and the conditions for paying the fees set out in parts two and three of additional provision 12.2, of Law 34/1998 of 7 October, on the electricity and gaseous hydrocarbons sector.

- Order ITC/1652/2006 of 20 April, declaring the definitive end of operations of the José Cabrera (Guadalajara) Nuclear Power Station and establishing the conditions for activities to be performed until decommissioning is authorised.

- Order EHA/1094/2006 of 6 April, developing special characteristics of official secondary markets of derivative financial instruments relating to energy.

  In accordance with the Final Provision of Royal Decree 1814/1991 of 20 December, this Order aims to regulate the special characteristics that, as regards the general purpose rules for official secondary markets of financial futures and options, apply to the official secondary markets of futures and options relating to energy.

- Resolution of 28 April 2006 of the General Secretary for Energy, approving Operating Procedures 3.5 "Scheduling of maintenance of the distribution networks which affects the Electricity System".

  This describes the information flows and processes required to present and authorise the plans for maintaining the distribution network when this may appreciably affect the operation of the system, so that they are compatible with the plans for maintaining the production units and the transport network.

GAS SECTOR

- Resolution of 13 March 2006, of the General Directorate for Energy Policy and Mining, establishing detailed protocols for the Rules governing the Technical Management of the Gas System.

  This resolution publishes the following Detailed Protocols relating to technical management of the gas system:

  PD-01. Measurement
  PD-02. Procedures for distribution.
  PD-03. Demand forecasts.
  PD-04. Communication Mechanisms.
  PD-05. Procedure for determining the energy unloaded by methane ships.
  PD-06. Operating rules for unloading methane ships.

- Resolution of 29 March 2006, of the General Directorate for Energy Policy and Mining, publishing new maximum prices for the sale of gas for use as raw material.

- Resolution of 26 April 2006 of the General Directorate for Energy Policy and Mining, publishing new maximum prices for the sale of gas for use as raw material.

- Resolution of 29 May 2006 of the General Directorate for Energy Policy and Mining, publishing new maximum prices for the sale of gas for use as raw material.

- Royal Decree-law 7/2006 of 23 June, adopting emergency measures in the energy sector.

  This provision has been commented on in the section on the electricity sector.

- Resolution of 26 June 2006 of the General Directorate for Energy Policy and Mining, publishing new maximum prices for the sale of gas for use as raw material.

- Royal Decree 919/2006 of 28 July, approving the technical rules regarding distribution and use of gaseous fuels and supplementary technical instructions ICG 01 to 11.

  This provision establishes the technical conditions and guarantees that plants for distributing and using gaseous fuels and gas devices must comply with.

- Resolution of 25 July 2006, of the General Directorate for Energy Policy and Mining, regulating the conditions for assignation and the implementing procedure relating to the interruption of the gas system.

  This Resolution develops Article 12 of Min. Order ITC/4100/2005 establishing the basic implementing conditions for interruptible tolls. It modifies section 10.6.1 of the NGTS. It came into force on 6 August 2006.

- Resolution of 27 July 2006 of the General Directorate for Energy Policy and Mining, publishing new maximum prices for the sale of gas for use as raw material.

- Resolution of 28 August 2006 of the General Directorate for Energy Policy and Mining, publishing new maximum prices for the sale of gas for use as raw material.

- Resolution of 27 September 2006 of the General Directorate for Energy Policy and Mining, publishing new maximum prices for the sale of gas for use as raw material.

- Order ITC/2348/2006 of 14 July establishing the rules for presenting accounting information by companies that carry out activities relating to natural gas and gases created by canalisation. This develops the obligation to present accounting information, including standard models. This establishes the obligation to ensure that no income transfers are made. Companies must name an interlocutor.

- Resolution of the General Directorate for Energy Policy and Mining determining which projects initiated in 2005 and 2006 have a right to specific payment: it approves the specific payment for distribution installation for 2005 and 2006.

- Resolution of 28 July 2006 of the General Secretary for Energy, modifying section 3.6.3 "Viability of ship unloading schedules" of the Technical Management Rules for the Gas System "NGTS-3": It establishes a maximum limit for tank reserves of 8 days or 300 GWh as a monthly average. It came into force on 18 August 2006.

E - 14 other significant events

On 9 January 2006, the following Relevant Event was notified to the National Stock Market Commission:

> *"We are glad to notify you that IBERDROLA has bought from Naturener 100% of its subsidiary Naturener Eólica, which has 280 Megawatts (MW) of electricity power at an advanced stage of development in the autonomous communities of Castilla-La Mancha, Andalucía and Castilla y León. "...*

On 9 January 2006, the following notification was made to the National Stock Market Commission:

> *The Company delivers a note relating to the position of Iberdrola Portugal in relation to EDP, Galp and the reorganisation of the Portuguese electricity sector.*

On 18 January 2006, the following notification was made to the National Stock Market Commission:

> *Iberdrola and Gamesa, through the Nuevas Energías Ibéricas consortium, which includes Visabeira, Alberto Mesquita, MECI y Galucho, have today presented in Lisbon an industrial project for building five aerogenerator factories in Portugal, representing a significant investment.*

On 27 January 2006, the following notification was made to the National Stock Market Commission:

> *"Iberdrola notifies that its (non audited) results for 2005 will be presented to the CNMV and the Governing Councils of the Stock Markets on Thursday 9 February 2006 before the market opens (9 a.m. Madrid time).*
>
> *A presentation will be made on the same day in Madrid."*

On 1 February 2006, the following notification was made to the National Stock Market Commission:

"We are glad to inform you that IBERDROLA, with approval of the Board of Directors, will offer its employees, for the second year in a row, the possibility of receiving part of their salary in shares. Shares will be delivered during March 2006." ...

On 3 February 2006, the following Relevant Event was notified to the National Stock Market Commission:

"Decision of the Council of Ministers pursuant to Article 17(b) of Law 16/1989 of 17 July on Competition Control, to subject the approval of the merger consisting in the taking of control of Endesa S.A. by Gas Natural SDG, S.A. to certain conditions. ...

On 3 February 2006, the following notification was made to the National Stock Market Commission:

Iberdrola communicates a Press Release relating to the Government's decision regarding Gas Natural's public offer for Endesa.

On 6 February 2006, the following notification was made to the National Stock Market Commission:

The Company communicates that the Presentation of the Results of 2005 will be moved half an hour, to 9.30 a.m. on 09/02/2006.

On 9 February 2006, the following Relevant Event was notified to the National Stock Market Commission:

The Company provides information on the results of the second semester of 2005.

On 9 February 2006, the following notification was made to the National Stock Market Commission:

The Company provides a presentation of the results of the second semester of 2005.

On 22 February 2006, the following Relevant Event was notified to the National Stock Market Commission:

"We are glad to announce that today the Board of Directors of Iberdrola approved unanimously the following resolutions:

I. Present the Annual Accounts, the Management Report and the Proposal for Distributions as well as the Consolidated Annual Accounts and Management Report for 2005.

II. Call a General Meeting of Shareholders on the 29 and 30 March on first and second notice, respectively, with the following Agenda:"...

On 23 February 2006, the following Relevant Event was notified to the National Stock Market Commission:

The company provides the Annual Report on Corporate Governance for 2005.

On 24 February 2006, the following Relevant Event was notified to the National Stock Market Commission:

> *"Following our notification made on 22 February, we attach a copy of the documentation (on paper and scanned onto CD) that will available for shareholders on 24th of this month, in our webpage and at the corporate domicile, in relation to the Notice of General Meeting of Shareholders, as set out in the notice of call. The Report on Corporate Governance has already been presented to the Commission". ...*

On 28 February 2006, the following Relevant Event was notified to the National Stock Market Commission:

> *We attach the corrected text of the Resolution relating to Item nine of the Agenda of the General Meeting of Shareholders of this Company, which substitutes the notice provided on 23 February. ...*

On 2 March 2006, the following notification was made to the National Stock Market Commission:

> *"We are glad to announce that IBERDROLA, through the Nuevas Energías Ibéricas (NEI) Consortium, which includes Gamesa and the following Portuguese companies: Visabeira, Alberto Mesquita, MECI y Galucho, has bided on 24 February for the distribution of wind powered electricity in Portugal, pursuant to a call made by the Portuguese government in 2005. ...*

On 7 March 2006, the following Relevant Event was notified to the National Stock Market Commission:

> *Unicaja notifies that it has increased its shareholding in Iberdrola to 1.5% of Share capital.*

On 10 March 2006, the following notification was made to the National Stock Market Commission:

> *"Following the Notification made on 1st February this year, we are glad to announce that Iberdrola will deliver shares in the Company to its employees during next week, as part of their variable retribution." ...*

On 30 March 2006, the following Relevant Event was notified to the National Stock Market Commission:

> *"We are glad to announce that the General Meeting of Shareholders held today has approved, with the favourable vote representing more than two thirds of the share capital present and represented at the meeting, each and every resolutions set out in the Agenda which was communicated to you on 22nd February this year, documentation*

pertaining to which - in addition to being made available to shareholders - was provided you on 23rd February." ...

On 5 April 2006, the following notification was made to the National Stock Market Commission:

> *La sociedad remite nota de prensa de la Conferencia sobre Energías Renovables celebrada en Toledo.*

On 17 April 2006, the following notification was made to the National Stock Market Commission:

> *The Company publishes the evolution of the Energy Balance for the first semester of 2006*

On 17 April 2006, the following notification was made to the National Stock Market Commission:

> *The Company provides information on the forthcoming presentation of results of the first quarter of 2006.*

On 27 April 2006, the following Relevant Event was notified to the National Stock Market Commission:

> *The Company publishes information on the results for the first term of 2006.*

On 27 April 2006, the following Relevant Event was notified to the National Stock Market Commission:

> *The Company announces that Iberdrola Portugal has increased its shareholding in EDP – Energias de Portugal, from 5.7% to 9.5%.*

On 27 April 2006, the following Relevant Event was notified to the National Stock Market Commission:

> *The Company provides more information on the increase in shareholding in EDP-Energías de Portugal.*

On 27 April 2006, the following notification was made to the National Stock Market Commission:

> *The Company publishes its presentation on the results for the first term of 2006.*

On 2 May 2006, the following Relevant Event was notified to the National Stock Market Commission:

> *Iberdrola has entered the wind power generation market in the USA having signed a contract to purchase 100% of Community Energy Inc. (CEI), based in Wayne (Pennsylvania). In addition, Iberdrola has signed a framework agreement with the Municipality of Bayannaoer, in North*

China, to study locations where it may install wind power generators for at least 1.000 MW.

On 16 May 2006, the following notification was made to the National Stock Market Commission:

The Company publishes a press release on the selection of candidates for 500 positions for the Novas Energias Ibericas (NEI) Consortium in the Portuguese regions of Beira Interior and Valle del Sousa. The NEI Consortium is led by Iberdrola and Gamesa and includes the following Portuguese companies: Visabeira, Alberto Mesquita, MECI and Galucho.

On 1 June 2006, the following notification was made to the National Stock Market Commission:

We are pleased to announce that Iberdrola will offer its shareholders a dividend re-investment scheme pursuant to which shareholders who voluntarily subscribe to the scheme may re-invest their dividends in shares in the Company"...

On 28 June 2006, the following notification was made to the National Stock Market Commission:

The Company announces that on the 3rd July 2006 the Additional Dividend for 2005 will be paid, being 0.51810171 euros (gross) per share.

On 3 July 2006, the following notification was made to the National Stock Market Commission:

"Following the notice of Relevant Event made to the Commission on 1st June 2006 in relation to the Dividend Re-investment Scheme, we announce that the reinvestment price for each share under the scheme will be 25.77 euros"...

On 5 July 2006, the following Relevant Event was notified to the National Stock Market Commission:

"We are pleased to announce that today, 5th July, Iberdrola has agreed to purchase 11% of the share capital of Gamesa from IBV Corporation, a holding company that is 50% owned by the Company and BBVA. The transaction is made at a price of 16.64 Euros/share and totals 445 million euros"...

On 10 July 2006, the following notification was made to the National Stock Market Commission:

"Iberdrola announces that the (non audited) results for the period January-July 206 will be presented to the CNMV and Governing Councils of the Stock Markets on Thursday 20 July 2006 before the market opens (9 a.m. Madrid time). "...

On 10 July 2006, the following Relevant Event was notified to the National Stock Market Commission:

> *"We are glad to announce that Iberdrola has concluded the purchase of the French Company Perfect Wind, considered to be one of the companies with greatest development potential in the French wind power market. The purchase is for 52 million euros, and is part of Iberdrola's strategy for international expansion."...*

On 13 July 2006, the following Relevant Event was notified to the National Stock Market Commission:

> *The Company publishes the evolution of the Energy Balance for the first semester of 2006.*

On 13 July 2006, the following Relevant Event was notified to the National Stock Market Commission:

> *The Company publishes a translation of the evolution of the Energy Balance for the first semester of 2006*

On 17 July 2006, the following notification was made to the National Stock Market Commission:

> *Iberdrola notifies a change of time for presenting the results of the first semester of 2006.*

On 20 July 2006, the following Relevant Event was notified to the National Stock Market Commission:

> *The Company publishes information on the results for the first semester of 2006.*

On 20 July 2006, the following notification was made to the National Stock Market Commission:

> *The Company publishes its presentation on the results for the first semester of 2006.*

On 31 July 2006, the following notification was made to the National Stock Market Commission:

> *The Company publishes its Report on Environmental Indicators for 2005.*

On 2 August 2006, the following notification was made to the National Stock Market Commission:

> *The Company publishes a press release announcing that it is purchasing rights to install a biomass plant in Archidona (Malaga).*

On 8 August 2006, the following notification was made to the National Stock Market Commission:

The Company publishes a press release announcing that it is purchasing rights to install a biomass plant in As Somozas (A Coruña).

On 10 August 2006, the following notification was made to the National Stock Market Commission:

Iberdrola starts the Altamira V plant, the largest combined cycle plant in Mexico.

On 19 September 2006, the following notification was made to the National Stock Market Commission:

The Company announces that it has entered the Climate Leadership Index thanks to its strategy on climate change.

On 21 September 2006, the following notification was made to the National Stock Market Commission:

"Iberdrola announces that its Strategic Plan will be presented to the Financial Community on Wednesday 4th October 2006 in Madrid"...

On 27 September 2006, the following notification was made to the National Stock Market Commission:

"Iberdrola announces that its Strategic Plan will be presented to CNMV and Governers of the Stock Markets on Wednesday 4th October 2006 at 10.30 a.m."...

On 27 September 2006, the National Stock Market Commission resolved the following Relevant Event:

"Trading in Iberdrola S.A. is temporarily suspended, with immediate effect, pursuant to Article 33 of Law 24/1998 of 28 July on the Stock Market, in the following markets:

- In those Stock Markets and Systems of Stock Market Inter-connections of the shares and other equities that may give rights by subscription or acquisition.

- En MEFF RENTA VARIABLE, S.A. of the contracts in these shares.

-In AIFF, Mercado de Renta Fija, S.A., of their Issues of Fixed Return and Preferential Shares,
While relevant information is transmitted relating to the acquisition of a significant shareholding of the company shares by the entity ACS, ACTIVIDADES DE CONSTRUCCION Y SERVICIOS S.A."...

On 27 September 2006, the following Relevant Event was notified to the National Stock Market Commission:

ACS Group has acquired a shareholding of 6.31% in Iberdrola at 37 euros per share for a total amount o2,105,896,88484 million euros, of whic1h8.8% has been acquired through a derivative contract.

On 27 September 2006, the National Stock Market Commission resolved the following Relevant Event:

> *To lift as of 11.45h on the date hereof the precautionary suspension of trading of securities of IBERDROLA SA on the following markets:*
>
> *- In those Stock Markets and Systems of Stock Market Inter-connections of the shares and other equities that may give rights by subscription or acquisition.*
>
> *- En MEFF RENTA VARIABLE, S.A. of the contracts in these shares.*
>
> *- In AIFF, Mercado de Renta Fija, S.A., of their Issues of Fixed Return and Preferential Shares,*
> *Due to sufficient information having been made available to the public, to the Stock Market Governing Bodies and the CNMV about the circumstances that were the motive for the suspension"...*

On 27 September 2006, the following Relevant Event was notified to the National Stock Market Commission:

"Iberdrola SA is aware of the information disseminated by the CNMV relating to the purchase by ACS Group of 6.3% of the share capital of Iberdrola SA, an operation which it considers positive as it brings in a new shareholder with a long term perspective."...

On 27 September 2006, the following Relevant Event was notified to the National Stock Market Commission:

ACS, S.A. announces that it has increased its shareholding in Iberdrola to 10% of the share capital of this company.

IBERDROLA **IBE-WATCH** March 2006

investor.relations@iberdrola.es T: + 34 91 784 28 04 F: + 34 91 784 20 64

UPCOMING EVENTS

2006 FIRST QUARTER RESULTS: APRIL 27th, 2006. ANALYST PRESENTATION IN MADRID.
DETAILS WILL BE PROVIDED SOON.

IBERDROLA's Net Electricity Production (provisional) (*)

	January - March 2006		
SPAIN	GWh	% Weight	Vs 2005
Hydro	2,152	12.1%	-0.2%
Nuclear	6,662	37.5%	3.4%
Coal	1,696	9.6%	-14.4%
Fuel-Oil	557	3.1%	-53.6%
Combined Cycle	4,062	22.9%	41.1%
Cogeneration	374	2.1%	-0.8%
Renewables	2,253	12.7%	27.3%
Wind	2,093		27.2%
TOTAL	17,756	100.0%	5.6%
Demand	26,173		3.2%
Hydro Reservoir levels at 03.31.06	54.7% (6,170 GWh)		

LATAM	GWh	% Weight	Vs 2005
Hydro	230	4.3%	6.5%
Combined Cycle	5,035	93.5%	17.8%
Cogeneration	122	2.3%	28.4%
TOTAL	5,387	100.0%	17.5%
Demand (managed)	6,830		4.8%

GROUP	GWh		Vs 2005
TOTAL NET PRODUCTION	23,143		8.2%
TOTAL DEMAND	33,003		3.5%

(*)Production acorded to the consolidation method used

Spanish Energy Balance (Provisional. Source: Red Eléctrica de España, S.A.)

	January - March 2006	
	GWh	Vs 2005
Hydro	5,724	14.8%
Nuclear	16,102	3.6%
Coal	18,564	-8.1%
Fuel-Oil	1,817	-49.6%
Combined Cycle	16,099	56.7%
GROSS PRODUCTION O. Regime	58,306	6.8%
Own consumption	-2,348	-0.6%
Special Regime	13,549	2.5%
NET PRODUCTION	69,508	6.2%
Pumping consumption	-1,560	5.5%
International Exchanges	-1,800	N/A
DEMAND IN TRANSMISSION	66,148	2.3%

Wholesale Market data

	Jan. – March. 06
Daily Market average price (€ / MWh)	70.05
Total Markets average price (€ / MWh)	74.01
Iberdrola's total market share (*)	26.4%

(*) Iberdrola's total Production over Total Demand in Spain

Investor Relations Tomás Redondo, 1 28033 Madrid

investor.relations@iberdrola.es T: + 34 91 784 28 04 F: + 34 91 784 20 64

IBERDROLA´s Installed Capacity (provisional)

SPAIN	Q1 2005 MW	Q1 2005 % Weight	Q1 2006 MW	Q1 2006 % Weight
Hydro	8,776	38.8%	8,819	35.8%
Nuclear	3,335	14.8%	3,344	13.6%
Coal	1,247	5.5%	1,253	5.1%
Fuel-Oil	2,889	12.8%	2,889	11.7%
Combined Cycle	2,800	12.4%	4,000	16.3%
Cogeneration	295	1.3%	387	1.6%
Renewables	3,261	14.4%	3,914	15.9%
TOTAL	22,603	100.0%	24,606	100.0%

LATAM	MW	% Weight	MW	% Weight
Hydro	299	9.1%	299	9.1%
Combined Cycle	2,897	88.1%	2,897	88.1%
Cogeneration	93	2.8%	93	2.8%
TOTAL	3,289	100.0%	3,289	100.0%

GROUP	MW	% Weight	MW	% Weight
Hydro	9,075	35.1%	9,118	32.7%
Nuclear	3,335	12.9%	3,344	12.0%
Coal	1,247	4.8%	1,253	4.5%
Fuel-Oil	2,889	11.2%	2,889	10.4%
Combined Cycle	5,697	22.0%	6,897	24.7%
Cogeneration	388	1.5%	480	1.7%
Renewables	3,261	12.6%	3,914	14.0%
TOTAL INSTALLED CAPACITY	25,892	100.0%	27,895	100.0%

IBERDROLA´s Emissions Indicators (provisional)

	Q1 2005	Q1 2006
C02 emissions over the period (gr. CO2 /KWh): Total	250	229
C02 emissions over the period (gr. CO2 /KWh): Spain	227	197
Emission-free production: total (GWh)	10,586	11,297
Emission-free production: Spain (GWh)	10,370	11,067
Ratio of emission-free production to total production (%)	49.5%	48.8%
Ratio of emission-free production in Spain to total production (%)	61.7%	62.3%
Total emission-free installed capacity: (MW)	15,679	16,376
Total emission-free installed capacity: (%)	60.6%	58.7%
Emission-free installed capacity: Spain (MW)	15,372	16,077
Emission-free installed capacity: Spain (%)	68.0%	65.3%



IBE-WATCH

March 2006

investor.relations@iberdrola.es T: + 34 91 784 28 04 F: + 34 91 784 20 64

Stock Market

	Iberdrola	Ibex 35	EuroStoxx Utilities
January - March 2006			
Max (Date)	27.64 (02/24/06)	11,954.40 (03/24/06)	440.46 (02/24/06)
Min (Date)	22.49 (01/18/06)	10,665.60 (01/24/06)	379.97 (01/01/06)
Quartely Change	+15.37 %	+10.44 %	+12.94%

Iberdrola, Ibex35 & EuroStoxx Utilities in 2006
(January 1- March 31)


125
120
115
110
105
100
95
Iberdrola
IBEX 35
EUROSTOXX Utilities

Ratios	
Market Capitalization (03/31/06)	24,017
P/E (price at 03/31/06 / EPS 05)	17.4
P/BV (price at 03/31/065 / Equity 05)	2.6

Dividend Information	
Gross Interim (01/02/06)	0.367
Gross Final (to be paid 07/03/06)	0.518
Dividend Yield (Div. paid / Close price 05)	3.8%

investor.relations@iberdrola.es T: + 34 91 784 28 04 F: + 34 91 784 20 64

Financials

	2005	
	Euro MM	Vs. 2004 (%)
Gross Margin	11,738.3	+34.5
EBITDA	3,377.6	+16.0
EBIT	2,262.2	+13.7
Profit before taxes	1,957.8	+13.3
Net profit	1,382.0	+15.6

	Euro MM	Vs. 2004
Total Assets	30,479	+4,290
Equity	9,415	+895
Net Debt	12,211	+1,538
Capex	2,201	-512

	2005	2004
EPS	1.53	1.33
CFPS	2.60	2.20
Gearing	56.5%	55.6%

	Rating	Outlook
S&P	A+	Credit watch negative
Moody's	A2	Credit watch negative
Fitch	A+	Credit watch negative

(*) *Following the agreement entered into with* Gas Natural for the adquisition of assets and subject to the required authorisations:
- S&P has placed the ratings of IBERDROLA on "credit watch with negative implications"
- Moody's has placed the ratings of IBERDROLA on "review for a possible downgrade"
-After Government approval of Gas Natural bid over Endesa, Fitch has set up Iberdrola rating in " Rating watch negative" (RWN)

Sustainability

	Rating / Position
Sustainability	
Dow Jones Sustainability World Index 05	77 points / Group of leaders: Among the top 3 in *Worldwide Utilities*
Dow Jones Sustainability Stoxx Index 05	77 points / Group of leaders: Among the top 3 in the *European Utilities*
OEKOM	B- / Group of leaders: Top Spanish company & among the top 3 *World*
Global 100 Most Sustainable Corp.	*IBERDROLA among* the 100 most sustainable companies in the world
Pacific Sustainability Index (PSI)	Group of leaders: Among the top 3 in the *Energy & Utilities Sectors*
Carbon Disclosure Project	Member of the Climate Leadership Index 2005
BusinessWeek, Climate Group	Group of leaders: Among the top 3 in the ranking
EIRIS - Evaluator of FTSE4GOOD	IBERDROLA is in the process of evaluation
INNOVEST	Best in class Top 5 Utilities subsector
VIGEO	Neutral to positive rating in main categories
Corporate reputation	
MERCO 2005	Public Services Industry Leader
Corporate governance	
FTSE ISS Corporate Governance Index	Iberdrola has been included in the index

IBERDROLA

First quarter results 2006

Quarterly report





NET PROFIT UP 16.3%
TO 403.2 MILLION EUROS

Investments in Wind Energy and International Business Driving Growth

Record in quarterly production (23,143 GhW; +8.2%), while CO_2 emissions in Spain reduce 12.5%

- The production of combined cycles and wind energy in Spain up to 2,253 GWh (+27.3%) surpassing for the first time the hydro production.
- In Spain, CO_2 emissions dropped by 12.5%, reaching 62% of production free of emissions.
- In Mexico and Brazil production increases 17.5% over Q1 2005.

Gross Operating Profit (EBITDA) grows 21.3% to reach 1,056.6 million euros

- Wind Energy and International, drivers of growth, represent 30.7% of total EBITDA vs. 22.1% in Q1 2005
  - The Wind Energy Business registers an EBITDA of 182.7 million euros.
  - The EBITDA of International Business reaches 142.1 million euros.

Strategic Plan

- The Strategic Plan 2007-2011 will be launched in Q4 2006.
- New goal for Wind Energies for 2011: 10,000 MW in operation, 25% of which pertains to international investment developments.

Corporate Governance

- Ignacio Galán, in execution of the resolution adopted a year ago by the Board of Directors, replaces Iñigo de Oriol as Chairman of IBERDROLA Group.
- The General Shareholders' Meeting held this past 30 March, approved an increase of 15.2% in the dividend charged to year 2005, reaching 0.885 euro per share.

Regulation

- ROYAL DECREE-LAW 3/2006, which amends the mechanism for matching offers in the wholesale market setting a provisional energy price of Eur 42.35 MWh. In addition, the value of CO_2 allowances allocated will be subtracted.



Basic figures for the businesses

Operating Data		Q1 2006	Q1 2005	%
Net production	**GWh**	**23,143**	**21,393**	**8.2**
Gas combined cycle	GWh	9,097	7,153	27.2
Wind energy and Mini-hydroelectric	GWh	2,253	1,770	27.3
Hydroelectric	GWh	2,382	2,373	0.4
Nuclear	GWh	6,662	6,443	3.4
Fuel-oil	GWh	557	1,201	-53.6
Coal	GWh	1,696	1,981	-14.4
Cogeneration	GWh	496	472	5.1
Installed capacity	**MW**	**27,895**	**25,891**	**7.7**
Gas combined cycle	MW	6,897	5,684	21.3
Wind energy and Mini-hydroelectric	MW	3,914	3,261	20.0
Hydroelectric	MW	9,118	9,083	0.4
Nuclear	MW	3,344	3,335	0.3
Fuel-oil	MW	2,889	2,888	0.0
Coal	MW	1,253	1,247	0.5
Cogeneration	MW	480	393	22.1
Energy distributed	**GWh**	**33,003**	**31,881**	**3.5**
Costumers - supply points under management	**No. (mil.)**	**17.9**	**17.3**	**3.5**
Employees	**No.**	**17,514**	**16,631**	**5.3**



Operating Data		Q1 2006	Q1 2005	%
Spain				
Net production	**GWh**	**17,756**	**16,808**	**5.6**
Gas combined cycle	GWh	4,062	2,879	41.1
Wind energy and Mini-hydroelectric (1)	GWh	2,253	1,770	27.3
Hydroelectric	GWh	2,152	2,157	-0.2
Nuclear	GWh	6,662	6,443	3.4
Fuel-oil	GWh	557	1,201	-53.6
Coal	GWh	1,696	1,981	-14.4
Cogeneration	GWh	374	377	-0.8
Installed capacity	**MW**	**24,606**	**22,602**	**8.9**
Gas combined cycle	MW	4,000	2,800	42.9
Wind energy and Mini-hydroelectric (1)	MW	3,914	3,261	20.0
Hydroelectric	MW	8,819	8,776	0.5
Nuclear	MW	3,344	3,335	0.3
Fuel-oil	MW	2,889	2,888	0.0
Coal	MW	1,253	1,247	0.5
Cogeneration	MW	387	295	31.2
Energy distributed	**GWh**	**26,173**	**25,361**	**3.2**
Regulated market	GWh	19,503	15,896	22.7
Sales	GWh	6,670	9,465	-29.5
Gas supplies	**GWh**	**15,466**	**14,157**	**9.2**
Costumers	GWh	6,008	7,785	-22.8
Gas combined cycle	GWh	9,458	6,372	48.4
Costumers- supply points under management	**No. (mil.)**	**9.7**	**9.6**	**1.0**
Gas market share (total)	**%**	**13.8%**	**11.4%**	**21.1**
Latin America				
Production	**GWh**	**5,387**	**4,585**	**17.5**
Gas combined cycle	GWh	5,035	4,274	17.8
Hydroelectric	GWh	230	216	6.5
Cogeneration	GWh	122	95	28.4
Installed capacity	**MW**	**3,289**	**3,289**	**-**
Gas combined cycle	MW	2,897	2,897	-
Hydroelectric	MW	299	299	-
Cogeneration	MW	93	93	-
Energy distributed (under management)	**GWh**	**6,830**	**6,520**	**4.8**
Costumers - supply points under management	**No. (mil.)**	**8.2**	**7.7**	**3.9**

Note: Installed capacity, production, and number of employees according to consolidation criterion.
(1) Includes 316 MW of international installed capacity, with 151 GWh production



Market data		Q1 2006	Q1 2005
Market Capitalization (03/31)	Million €	24,017	18,193
Earnings per share (quarter)	€	0.45	0.38
Net operating cash flow per share (quarter)	€	0.74	0.63
PER	Times	16.7	14.7
Price /Book Value (Capitalisation to NBV at end of period)	Times	2.53	2.11

Economic-financial data

Income Statement		Q1 2006	Q1 2005
Net Sales	Million €	2,978.4	2,740.0
EBITDA	Million €	1,056.6	871.2
Earnings Before Interest and Tax (EBIT)	Million €	788.4	633.3
Net Profit	Million €	403.2	346.6
Net operating expenses/Gross margin	%	26.2	27.9

Balance Sheet		Q1 2006	FY 2005
Total assets	Million €	31,712	30,479
Shareholders' equity	Million €	9,486	9,415
Net financial debt (1)	Million €	13,031	12,211
ROE	%	15.9	14.5
Financial Leverage (Net Debt/Net Debt + FL) (2)	%	57.9	56.5
Debt /equity ratio	Times	1.37	1.30

(1) Includes the amounts corresponding to the tariff insufficiency: 1,259 million euros at December 2005 and 1,583 million euros at March 2006.

(2) Net Debt / Net Debt + Equity. Includes the financing of the tariff insufficiency. If this is not included, the leverage in December 2005 will be 53.8% and in Q1 2006, 54.7%



Highlights

- First quarter of 2006 was characterized by the contribution from new investments in combined cycles and wind energy, that enabled IBERDROLA to reach a record increase in production to 23,143 gwh (+8.2%). In Spain the growth reached 5.6%, reducing emissions by 12.5%. Other figures reached were the following:

    - Production increase 41.1% from combined cycle in Spain reaching 4,062 gwh, already representing 22.9% of the production and strengthening as the number two technology in terms of total production volume in Spain, behind nuclear energy.

    - Wind farm production grew 27.3% with a weight of 12.7% in the generation mix for the period, higher than that of hydroelectric energy, reaching 12.1%. Production under the Special Regimen as a whole, including the contribution from cogeneration plants, amounts to 14.8% in Spain.

    - Significant reduction in production from the energy sources that contaminate most, with a decline of 14.4% in production from coal and of 53.6% from fuel-oil.

- Net Operating Profit displayed a significant change both in gross terms (EBITDA +21.3%) as well as in net terms (EBIT +24.5%). The Wind Energy and International businesses, with strong growth in their activity, have been the engines of growth for the Group in the first quarter of 2006:

    - Wind Energy: The EBITDA has increased to 182.7 million euros through a 27.3% increase in production and an increase in Net Sales (+78.4%).

    - International: Growth of 47.3% in terms of the EBITDA, exceeding 142.1 million euros, thanks to the good development of the businesses in Mexico and Brazil. What stands out is the 17.5% increase in production, both from the addition of new capacity as well as from improvements in its availability in the generation business, and the 4.8% in distributed energy. On the other hand, the positive change in the exchange rate for the reference currencies in the period should be mentioned, positively affecting the evolution of business in the area.

- Net Profit reaches 403.2 million euros (+16.3%).

- With respect to Regulation, this past February 24, the Government approved Royal Decree-Law 3/2006 modifying the regiment for placement on the wholesale market and reconsideration of the value of emission rights. It is established in it that "with respect to the settlement of dealings regulated by the National Energy Commission, during the year 2006 the

provisional price to be considered for distributors for energy acquired through the assimilation mechanism described in Part 1 will be the average cost provided for in the 2006 price schedule for energy generated under the normal regimen for the territory on the peninsula, including the costs of the services of power guaranty and adjustment, corresponding to 42.35 €/mwh."

- With respect to aspects of Corporate Governance, it is pointed out that on 26 April Ignacio Galán, up to then Executive Vice President and Chief Executive Officer, in execution of the resolution adopted a year ago by the Board of Directors, replaces Iñigo de Oriol as Chairman of IBERDROLA Group.

Development of the Strategic Plan

1. INVESTMENTS IN GENERATION

During the first quarter of 2006 IBERDROLA put 104 MW of additional power on line in relation to what existed at December 2005, reaching 27,895 MW of total installed capacity. The new power put on line pertains entirely to new wind energy facilities. Spain represents 88.2% of the total installed capacity, with 24,606 MW, of which 4,000 MW pertain to combined cycles and 3,914 MW to wind energy and mini-hydroelectric.


Installed Capacity
Group Total (MW)
25,891
+7.7%
27,895
Q1 2005
Q1 2006

In comparative annual terms, the installed capacity at the end of the first quarter of 2006 is 7.7% higher than what existed at the end of the first quarter of 2005. The following is a breakdown of the added amounts achieved in the last 12 months:

Additional capacity (MW)	MW	Facilities put on line in the last 12 months
Combined cycle	1,213	Aceca and Arcos III in Spain
Wind farms	653	New facilities in Spain, Europa and Latin America
Cogeneration	87	New operating facilities in Spain
Traditional generation	51	Recognized capacity increases
Total	2,004	

1.1 SPAIN

- Combined Cycle Plants:

Installed capacity

The **total operating capacity** of IBERDROLA in Combined Cycle Plants in Spain at the end of the first quarter of 2006 reached 4,000 MW corresponding to nine combined cycles. The load factor of the combined cycle plants in the period has been 53.75%, amounting to 64.59% during working days.


Spain combined cycles
capacity installed (MW)
2,800
+42.9%
4,000
Q1 2005
Q1 2006

In comparative annual terms, the installed capacity at combined cycles in Spain ended in March 2006 42.9% higher than what it ended at March 2005, from putting the Aceca and Arcos III combined cycles on line.

- Wind Energy and Mini-hydro

Installed Capacity

At the end of the first quarter of 2006 IBERDROLA's installed capacity reached 3,914 MW (3,598 MW of wind energy and 316 MW of mini-hydro), which strengthens IBERDROLA as worldwide leader in this business. In the first quarter of 2006, 104 MW of additional wind energy capacity was brought on stream, 72.4 MW in Spain and 31.6 MW in International. In comparative annual terms the installed capacity at the end of March 2006 is 20% higher than what existed at the end of March 2005.


Wind Energy installed
capacity and mini-hydro (MW)
+20%
3,261
3,914
Q1 2005
Q1 2006

IBERDROLA envisions exceeding 10,000 MW in installed capacity in the year 2011 after hiking its previous targets, that consisted of reaching 6,200 MW in operating capacity in 2008, 1,200 MW of which pertain to International. The strategy of the Company between 2002 and 2006 focused on developing wind energy, giving priority focus on Spain, as well as on initiating international expansion. In the period of 2007-2011 the development of this technology will be accentuated, both in our country as well as abroad, and others, such as solar, will be promoted.


Installed capacity targets (MW
3,914
6,200
+10,000
Q1 2006
2008e
2011e

With respect to the **installed capacity per geographic area**, the wind farm generation inventory of the Company is now present in twelve independent Spanish communities and in four countries, which are Greece, Portugal, France, and Brazil. In addition, it has projects in an advanced state of development in the United Kingdom, Italy, Poland, Germany, and Mexico. 93.3% of the installed capacity of IBERDROLA in renewable energies is located in Spain, with 3,650 MW. With regard to projects outside of Spain, IBERDROLA already is availed of a total of 267.8 MW in operation: Greece (193.3 MW), Portugal (18 MW), Francia (31.7 MW), and Brazil (24.8 MW). As a whole, 99% of the 3,914 MW of total installed capacity of IBERDROLA is located in Europe.

Operating capacity:

Spain

The new capacity put on line in Spain during the first quarter of 2006 reaches a total of 72.4 MW, corresponding entirely to new facilities put into operation: Luzón Norte (16 MW) and Escalón (18 MW) in Castilla - La Mancha; Tarayuela (20 MW) and Urbel del Castillo (12 MW) in Castilla y León, and Igea-Cornago (6 MW) in La Rioja.

International

The new capacity put on line in the first quarter of 2006 reaches 31.6 MW, corresponding to the new facility put into operation in France, La Butte des Fraus with 12 MW, and the expansion of two facilities that already existed, 18.4 MW has been added to the wind-farm of Rio do Fogo in Brazil and 1.2 MW to the wind-farm of Modi, in Greece.

Portfolio of Projects

IBERDROLA is already availed of a **portfolio of projects** of about 15,500 MW in various states of development both in Spain and in other countries.

MW	In development	Validated resource	Rights of connection to network and under construction
Spain	**11,098**	**5,992**	**1,817**
Wind energy	9,758	5,578	1,686
Small-scale hydroelectric	210	189	111
Solar photovoltaic	720	225	20
Biomass	400		
International (Wind energy)	**4,339**	**3,223**	**784**
Total	**15,437**	**9,215**	**2,601**

- Other sources of renewable energy (other than wind energy)

The technologies of interest to IBERDROLA in this field are basically:

Thermosolar energy

The 2011 target is to reach 250 MW. The present portfolio of projects reaches 605 MW, comprised of a total of 12 projects in promotion located in Seville, Ciudad Real, Madrid, Murcia, Badajoz, Zamora, Albacete, Soria, Teruel and Almería.

Photovoltaic energy

IBERDROLA is availed of a portfolio of 115 MW and has a target for 2011 of having 20/25 MW in Spain. The priority is the development of its own portfolio within the facilities of IBERDROLA for combined cycle and nuclear plants.

Biomass

IBERDROLA is availed of a portfolio of 400 MW and a 2011 target of having 20/40 MW; it will reach by undertaking its projects very selectively, with guaranties of raw material supply on the long term.

R.E. small-scale hydroelectric

IBERDROLA has a 2011 target of 189 MW, availed of a portfolio of projects of 210 MW on the domestic level and 100 MW on the international level.

- Cogeneration

Operating capacity

IBERDROLA is availed of operating capacity in cogeneration plants in Spain of 387 attributable MW, equivalent to a total of 562 MW installed, pertaining to the 28 cogeneration plants in which



IBERDROLA has a stake. IBERDROLA has five liquid manure processing plants, of which the two located in Castilla y León are already in operation. IBERDROLA's commitment to cogeneration is part of its global commitment to reduce CO_2 emissions as a way to comply with the Kyoto Protocol.

Capacity under construction

Since 2005, the liquid manure treatment plants of Fonz and Monzón in Huesca and Fudepor in Murcia have been under construction, with an electrical capacity of 7.4 MW, 14.8 MW and 14.8 MW, respectively. Their placement into operation will take place during 2006. In addition, in 2005 there was the signing of the agreement on forming the company that will promote the construction and operation of the Barcial del Barco Bioethanol Plant in Zamora.

1.2 LATIN AMERICA

Mexico

IBERDROLA has strengthened as the top private producer of electricity in Mexico and number two in this country behind CFE. The Company is already availed of installed capacity in Mexico of 2,696 MW.

Project	Capacity (MW)	Start of Operations
Enertek	120	100% operational
Monterrey	1,037	100% operational
Altamira IV	1,036	100% operational
La Laguna	500	100% operational
Altamira V	1,121	2006
Tamazunchale	1,135	2007
Total	4,949	

The Company is building another two combined cycle plants in this country: Altamira V, at 1,121 MW, which will be put into operation in November of 2006, and Tamazunchale, at 1,135 MW, which will start to operate in June of 2007, the two biggest plants awarded up to now in Mexico.

In the field of wind energy, IBERDROLA is developing promotions in the State of Oaxaca that add up to 150 MW in capacity.

Brazil

In Brazil, IBERDROLA has the 450 MW hydroelectric plant of Itapebí (175 MW attributable to IBERDROLA) and the combined cycle of Termopernambuco, with an installed capacity of 520 MW (203 MW attributable to IBERDROLA). In addition, IBERDROLA has six cogeneration plants (93 MW) for private customers through its subsidiary Energyworks Brazil (100% IBERDROLA).

During the first quarter of 2006, Neoenergía (39% IBERDROLA) was awarded concessions for building, maintaining, and operating the hydroelectric generating plant of Baguari and the mini-hydro plants of Nova Aurora and Goiandira, which add up to a total of 188 MW of installed capacity.

In the wind energy business, as already mentioned, IBERDROLA has put into operation the Rio do Fogo wind farm on line, considered as a Clean Development Mechanism (CDM) project. Located in the State of Rio Grande do Norte (Brazil), its total capacity amounts to 49.3 MW of capacity, 24.8 MW of which are already in operation, after bringing into service an additional 18.4 MW in this quarter.



1.3 Europe

Greece

In the **wind energy business**, IBERDROLA has 193.3 MW of wind energy in operation and 44 MW under construction. IBERDROLA is a strategic partner of Rokas, top promoter and operator of wind farms in Greece, in which it has a 49.9% share. Also in Greece, iberenova will soon acquire 56 MW from Gamesa by means of an agreement signed for such purpose in the month of July.

Portugal

In the **wind energy business**, IBERDROLA has 18 MW in operation in Portugal, pertaining to the Catefica wind farm. In addition to the capacity already operating, IBERDROLA has connection points for 150 MW that will enter into operation in the next two years.

Additionally, IBERDROLA and GAMESA, through the consortium Nuevas Energías Ibéricas (NEI), in which shares are also held by the Portuguese companies lusas Visabeira, Alberto Mesquita, MECI, and Galucho, submitted their application on February 24, for bidding in the distribution of the wind energy capacity in Portugal called by the Portuguese government in 2005. The NEI consortium, which was the first to submit an application in that bidding, includes an ambitious global proposal valuated at some 1,200 million euros: On the one hand, a wind energy project for 1,055 million euros and, on the other, an industrial project that contemplates the construction of five wind generating plants in Portugal involving an investment of 135 million euros. The proposal was analyzed by the Ministerial authorities of Portugal, deciding its admission to the process. At present, the process of evaluation and consultation has started, and a decision in principle is already expected by the second half of the fiscal year.

Other Countries in the European Union

IBERDROLA has various projects in other countries in the EU, basically in the area of wind energy:

- In **Germany**, in **wind energy**, IBERDROLA will have 28 MW in operation by the end of 2006, after the agreement reached with Gamesa. In addition, the Company is developing 54 MW which currently are in various phases of development.

- In **Poland**, IBERDROLA will have 58.5 MW of **wind energy** in operation at the end of 2006 and has a portfolio of 103 MW, which will be developed in the coming years.

- In **France**, in **wind energy**, IBERDROLA has of 31.7 MW in operation and 95 MW in its portfolio of projects. The Company has a strategic interest in the acquisition of rights and farms in an advanced stage of development, or in positioning itself as an investing partner for local promoters. IBERDROLA has an agreement with the German promoter PT&T Technology and its financial services subsidiary EECH AG for the purchase of wind farm development rights both in France (100 MW) and Italy (200 MW). Furthermore, IBERDROLA has entered into an agreement with Total and OPT to develop wave energy projects and it will start studying sites in France.



- In **Italy**, in the area of **wind energy**, IBERDROLA through the agreement with PT&T has an acquisition right over 100 MW, with an option to increase it by another 100 MW. In addition, IBERDROLA will acquire from Gamesa a total of 100 MW during the period 2006-2009 by means of the agreement signed in 2005.

- In the **United Kingdom**, its own projects are being developed in the area of **wind energy** and, although they are in the initial phases, they could reach 145 MW.

Other Geographical Areas

In **Latvia**, IBERDROLA has been awarded the construction, as well as the operational supervision and maintenance, of a combined cycle plant of 420 MW in installed capacity in Riga (Latvia).

In **Morocco**, IBERDROLA and the Office National de l'Electricité (ONE) this past 26 December signed an agreement in Madrid on cooperation in the energy field for the development of wind farms and combined cycle plants in Morocco.

Trading

The Company is developing a major trading business in Europe, with operations in Austria, Belgium, France, Germany, the Netherlands, Portugal, Spain and Switzerland. During the first quarter of 2006, IBERDROLA started doing business on the Italian electricity market, marketing electricity through interconnections with France.

In addition, IBERDROLA is participating in the monthly and daily auctions carried out by the French electricity system operating company (RTE), which enables it to access interconnection with Italy.

The Company aims to extend these energy buying and selling activities in the short term in Europe to other countries such as Poland, Greece, the United Kingdom.

2. DISTRIBUTION

2.1 SPAIN

At the end of the first quarter of fiscal year 2006 IBERDROLA is availed of 9.7 MM costumers in Spain and the total distributed energy measured on the grid reaches 26,173 GWh, with an increase of 3.2% over the same period in the previous fiscal year. 75% of the energy was distributed through the regulated market, at 19,503 GWh, registering an increase of 22.7% over the same period in the previous fiscal year.

2.2. LATIN AMERICA

At the end of the first quarter of 2006, IBERDROLA has already exceeded the figure of 8.2 million costumers under management in the region and the energy distributed has reached 6,830 GWh, with an increase of 4.8% in relation to the same period in the previous fiscal year.


IBERDROLA

3. MARKETING

3.1 ELECTRICITY

- Spanish business: Eligible electricity users

IBERDROLA finished the first quarter of the fiscal year with 729,000 users in the deregulated electricity market. The energy sold on this market reached 3,248 GWh, a reduction of 56% compared to the same period in 2005.

- Portuguese business

On the Portuguese market, IBERDROLA is maintaining its position, already availed with 1,000 supply contracts that represent annual consumption of 421 million kWh. At March the sales made reached 116 GWh.


Electricity sales in the liberalised market (GWh)
7.706
7.466
5.795
3.248
T2 '05
T3 '05
T4 '05
T1 '06

- French business

The position of the Company on the French electricity market is already availed of various end users of electricity .

3.2 Gas

Procurement:

During the first quarter of 2006, IBERDROLA has strengthened as the number two supplier of gas in Spain. In addition, IBERDROLA ended the quarter with a global supply portfolio of 8.9 bcm per annum, of which 7.35 bcm cover its supply requirements in Spain and 1.55 bcm do so in Mexico and Brazil.

In the quarter, the **most significant gas procurement operations** have been the following:

- Receipt of the first cargo of natural gas at the regasification plant of Sagunto with capacity to process 6 bcm per annum since its entry into operation this past 1 April. The vessel Al Thakhira, coming from the Emirate of Qatar, unloaded 145,000 m³ of LNG at the terminal of Saggas, equivalent to 900 GWh of natural gas.

- Receipt of the first cargo of liquid natural gas (LNG), of 145,000 cubic meters in capacity, under the procurement contract signed with Nigeria LNG on 1 April 2002. The methane tanker vessel LNG Enugu unloaded at the regasification plant of Huelva, where the Company is availed of the pertinent contracts for accessing the gas networks. The amount transported is equivalent to 900 GWh of natural gas. This cargo falls within the framework of the agreement signed with Nigeria LNG contemplating the acquisition by IBERDROLA of 10 bcm of LNG on the long term.



Infrastructures

In order to assure the entry of the LNG into the gas system, IBERDROLA has signed the pertinent contracts for access to the networks and is promoting top-ranked infrastructures; besides what was already mentioned for Sagunto, it is participating in the regasification plant of Bahía Bizkaia Gas (BBG), where it holds 25% of the equity, and which, with capacity for 6 bcm per annum, has been in operation since August 2003, and has already received more than 100 methane tankers.

In addition, it holds 12% of the company Medgaz, which promotes a direct underwater gas pipeline between Algeria and Spain, with capacity for 8 bcm per annum, characterized in 2005 as a priority for the Government. IBERDROLA has already assured the receipt of at least 1.6 bcm per annum of gas through this new pipeline starting in 2009.

Commercial:

Spain

In the first quarter of 2006, IBERDROLA strengthened its position as the number two marketer of gas in Spain with a deregulated market share of 13.8% including both the gas supplied to customers as well as that supplied to combined cycles, which represents a significant increase compared to the 11.4% of the previous year. The total volume of gas marketed by IBERDROLA in 2005 reached 15,466 GWh (+9.2%).

Europe

IBERDROLA, developing pioneer business in the deregulation of the French market, started to supply gas to industrial users in that country in 2005. In parallel, it was also the first domestic company to export gas from Spain to France through the interconnection gas pipeline, contributing to the articulation of the domestic market for energy in the European Union.

4. NON-ENERGY BUSINESSES

IBERDROLA Inmobiliaria

At the end of the first quarter of 2006 IBERDROLA Inmobiliaria had 16 residential promotions in execution representing 1,352 homes. During the first quarter of the fiscal year 128 homes were sold. As for promotions of a non-residential character, the company is continuing with the AQUA MULTIESPACIO (Valencia) development of 83,000 square meters in constructed surface area, as well as with the project for completing a warehouse at the Landaben (Pamplona) industrial park.

The most significant transactions carried out in the period were the following:

- Investments acquisition of 68,000 square meters in the Porta Firal complex in Barcelona for the third-party development of offices; acquisition of 35,000 square meters of ground in Zaragoza destined for residential development for 258 homes and the purchase of 8,700 square meters of buildable ground in Denia (Alicante) for the development of another 124 homes.

- Starting up the marketing of various projects: Various promotions in Jun (Granada), including the first promotion of bioclimatic and ecological homes and the promotion of Las Terrazas de Gran Vía 2 in Alicante, a complex of 134 homes.

IBERDROLA Ingeniería y Construcción

During the first quarter of 2006 it continued to drive the growth of its activity within and outside of the Group, while strengthening its international expansion. In the first quarter of the fiscal year its presence abroad has been strengthened with the obtaining of four contracts of special significance: the construction of the combined cycle plant in Syria (760 MW), a project valued at 430 million euros, the contract awarded for reinforcing the electricity infrastructure of the State of Falcón in Venezuela for nearly 80 million dollars, a new contract put up for bids by the Mexican public electricity company, Comisión Federal de Electricidad (CFE), for reinforcing the electricity infrastructure of the State of Tamaulipas for 63.6 million dollars, and a project for modernizing the control system for the main hydroelectric plants in Kenya, the budget of which reaches 5.5 million euros.

5. REGULATION

Royal Decree-Law 3/2006 modifying the regimen for placement on the wholesale market and reconsidering the value of emission rights
The Council of Ministers, in its meeting this past 24 February, approved a Royal Decree-Law modifying the regimen for placement on the wholesale market and reconsidering the value of emission rights. The following are extracts of the main lines from the press release issued by the Ministry of Industry, Tourism, and Trade:

- "Its main provision is to require generating and distribution companies that belong to the same business group to make bilateral contracts among each other for the acquisition of energy produced by facilities under the normal regimen."

- "Although the purchases and sales among these companies are made at a free price, during this year, and in a **provisional manner**, the National Energy Commission will only consider - for the purposes of settlement for such contracts - the average cost provided for in the 2006 price schedule for the energy generated under the normal regimen for the territory of the peninsula, corresponding to **42.35 €/MWh**".

- "That rule also includes that the emission rights granted free of charge to companies by means of the National Emissions Allotment Plan will be taken into account."

- "The Government envisions that, with the rules approved, there will be a substantial decrease in the prices on the wholesale electricity market. In concrete terms, the estimates done by the Ministry of Industry, Tourism, and Trade forecast that the measure of making it mandatory to make bilateral contracts among generating and distribution companies of the same business group will enable a reduction in the volume of transactions on the daily market ... which, without doubt, will have a direct effect on reducing the deficit."

- "With respect to discounting the value of the emission rights granted free of charge to the electricity generating companies by means of the National Allocation Plan, forecasts indicate that, by virtue of an average price estimated at the end of 2005 to be 18 euros per ton, and given the fact that 78 million tons have been allotted free of charge, the value of these rights would be about 1,400 M€, which amount could be applied to reducing the tariff insufficiency, if there is one."

Royal Decree-Law 4/2006 modifying the National Energy Comission functions
In the same Council of Ministers abovementioned, Government approves Royal Decree-Law 4/2006, modifying the functions of the National Energy Comission with the aim of establishing a new regime for the authorizations for the acquisition of stakes in companies with activities that are to be considered regulated or that are subject to administrative intervention. The new rule establishes, among other dispositions, the compulsory condition for the companies presenting takeover bids in the energy markets to obtain the approval of the National Energy Comission previous to the approval of such bid according to the stock market procedures. By this means, some insufficiencies and asymmetries of the current legislation are rectified.

Draft bill for the transposition of the european directives
Likewise, the Government has approved the draft bills for the transposition of the european directives related to the common rules to be applied in the domestic electricity and gas markets.

6. TARIFF INSUFFICIENCY

The Company has not registered the tariff insufficiency corresponding to 2006, considering that the applicable regulation establishes the necessary mechanisms to assure its recovery.

The effect before taxes in the Income Statement of the Group would have reached -324 MM€ (35.01% of the insufficiency is attributable to Iberdrola) once deducted the amount of the CO_2 allowances allocated according with the interpretation done of RD 3/2006 regarding this matter.

7. GENERAL SHAREHOLDERS' MEETING

The 2006 General Shareholders' Meeting of IBERDROLA held on Thursday, 30 March and the last chaired by Iñigo de Oriol, was constituted with the attendance of a quorum of 55.42% of the Share Capital. All of the resolutions were approved by a favourable vote of more than 95% of the capital present and represented at the Meeting.

In addition, the General Shareholders' Meeting approved an increase of 15.2% in the dividend pertaining to fiscal year 2005, reaching 0.885 euro per share. This dividend is in fulfilment of the commitment of the company to increase the remuneration of its shareholders in the same proportion as the net profit increases.



8. IGNACIO GALÁN TAKES ON THE CHAIRMANSHIP OF THE IBERDROLA GROUP

On 26 April Ignacio Galán, up to then Executive Vice President and Managing Director of the Company, assumed the chairmanship of the IBERDROLA Group in execution of the resolution adopted a year ago by the Board of Directors.

Ignacio Galán took on the chairmanship of IBERDROLA upon the retirement of Iñigo Oriol, who, as established in the bylaws for the Board of Directors, remained in office up to the first meeting held by that body after the General Shareholders' Meeting of 2006 upon reaching 70 years of age.



Analysis of Q1 2006

Energy Production

ENERGY PRODUCTION	GWh	vs. Q1 2005		% Weight
Gas combined cycle	9,097	1,944	27.2%	39.3%
Wind energy and mini-hydroelectric	2,253	483	27.3%	9.7%
Wind farms	2,093	448	27.2%	-
Hydroelectric	2,382	9	0.4%	10.3%
Nuclear	6,662	219	3.4%	28.8%
Fuel-oil	557	-644	-53.6%	2.4%
Coal	1,696	-285	-14.4%	7.3%
Cogeneration	496	24	5.1%	2.1%
TOTAL NET PRODUCTION	**23,143**	**1,750**	8.2%	**100.0%**
ENERGY DISTRIBUTED	**33,003**		3.5%	

Energy Production in Spain

ENERGY PRODUCTION IN SPAIN	GWh	vs. Q1 2005	% Weight
Gas combined cycle	4,062	41.1%	22.9%
Wind energy and mini-hydroelectric	2,253	27.3%	12.7%
Wind farms	2,093	27.2%	-
Hydroelectric	2,152	-0.2%	12.1%
Nuclear	6,662	3.4%	37.5%
Fuel-oil	557	-53.6%	3.1%
Coal	1,696	-14.4%	9.6%
Cogeneration	374	-0.8%	2.1%
TOTAL NET PRODUCTION	**17,756**	**5.6%**	**100.0%**
ENERGY DISTRIBUTED	**26,173**	3.2%	
HYDRO ELECTRIC RESERVE LEVELS AT 31.03.06		**54.7% (6,170 GWh)**	

Energy Production: Latin America

ENERGY PRODUCTION: LATIN AMERICA	GWh	vs. Q1 2005	% Weight
Gas combined cycle	5,035	17.8%	93.5%
Hydroelectric	230	6.5%	4.3%
Cogeneration	122	28.4%	2.3%
TOTAL NET PRODUCTION	**5,387**	**17.5%**	**100.0%**
ENERGY DISTRIBUTED (managed)	**6,830**	**4.8%**	


IBERDROLA

1. PRODUCTION: SPAIN

Net production of the Group in Spain displayed an increase of 5.6% in the first quarter of fiscal year 2006, reaching 17,756 GWh. The investments in combined cycles and wind energy were the key for the progress achieved. The two technologies have already reached a joint weight of 35.6% in the Spanish generation mix of IBERDROLA, which presents a similar contribution from nuclear energy (37.5%).

The most notable events recorded are:

- Increase of 41.1% in the production of the combined cycles up to 4,062 GWh, already reflecting 22.9% of the production compared to the 17.1% of the first quarter of 2005. In this period, the combined cycles were strengthened as the number two technology in terms of total production volume in Spain.

- Wind energy and mini-hydroelectric production increased 27.3% with a weight of 12.7% in the generation mix for the period, already higher than that of hydroelectric energy, which reaches 12.1%. The combined production under the Special Regimen, including the contribution from cogeneration plants, amounts to 14.8%. Likewise, international wind energy production for this quarter reached 151 GWh.

- Significant reduction in production from the sources of energy that contaminate most, with a decline of 14.4% in production from coal and of 53.6% in production from fuel.

With respect to emissions, there has been a reduction of -12.5% in the first quarter of 2006 to reach 209 gr/KWh, a very significant figure considering the low hydroelectric production. Free emissions production grows to 62.3%, increasing from the 61.7% reached in the first quarter of 2005.


CO_2 Emissions
(gr./kWh)
238
-12.5%
209
Q1 2005
Q1 2006

IBERDROLA has obtained a **market share** of 26.4% in the wholesale production market in the first quarter of 2006.

Comparatively speaking, energy production can be broken down as follows:

	Q1 2006	Q1 2005
Gas combined cycle	22.9%	17.1%
Renewable energy	12.7%	10.5%
Hydroelectric	12.1%	12.8%
Nuclear	37.5%	38.3%
Fuel-oil	3.1%	7.1%
Coal	9.6%	11.8%
Cogeneration	2.1%	2.2%
Total	**100%**	**100%**


IBERDROLA

In addition, the changes displayed in relation with CO_2 emissions are as follows:

	MM Tn	Average Price
Rights allocated	3.8	26.47
Rights consumed	4.1	25.89

2. PRODUCTION: LATIN AMERICA

In Latin America, total production is up 17.5% to 5,387 GWh. This significant growth has been achieved thanks to the new investments in combined cycles representing 93.5% of the total production.

	Production	Change
Mexico (cycle)	**4,652**	**19.6%**
South America	**735**	**5.9%**
Combined cycle	383	0.0%
Hydroelectric	230	6.5%
Cogeneration	122	28.4%
Total	**5,387**	**17.5%**

The increase recorded in the area is mainly due to the full functioning and better availability of the Mexican plants of Monterrey (1,040 MW), Altamira (1,036 MW), Enertek (120 MW), and La Laguna (500 MW), and, secondly, to the Termopernambuco plant in Brazil. With respect to hydroelectric energy, this recorded growth of 6.5%.

3. MARKET: SPAIN

In the domestic market the total demand of Iberdrola measured on the grid increased 3.2% reaching 26,173 GWh. As for the number of costumers, this has reached 9.7 MM.


Commercial: 25%
Tariff: 75%

4. MARKET: LATIN AMERICA

The trend for demand at the three distributors in which Iberdrola has an interest in Brazil is reflected in the following table:

Energy distributed (GWh) (under management)	Q1 2006	vs. 2004 2004 2005
Coelba	2,987	5.5%
Cosern	889	6.6%
Celpe	2,132	3.8%
Total	6,008	5.1%


IBERDROLA

Analysis of results for the period
(Unaudited)

The most notable aspects of the results for Q1 2006 are as follows:

Million €	Jan-Mar 2006	vs. 2005
NET SALES	2,978.4	+8.7%
GROSS MARGIN	1,493.9	+21.8%
EBITDA	1,056.6	+21.3%
EBIT	788.4	+24.5%
NET PROFIT	403.2	+16.3%

1. NET SALES

The Group's Net Sales stood at 2,978.4 million euros in the first quarter of fiscal year 2006, representing an increase of 8.7% over the same period in 2005, with the main growth drivers being the Renewables business, where the Net Sales grew 78.4%, and the International business, which grew 55.4%. As for the Other Businesses, the Net sales there recorded an increase of 51.1%.


International: 19.6%
Non-energy: 11.6%
Domestic Energy: 68.8%

On the contrary, Domestic Business reduces its Net Sales by 4,1%, mainly attributable to the effects of the Royal Decree 3/2006 and the consolidating eliminations due to the existence of a bilateral contract between Generation and Supply (189 MM€).

With respect to the tariff insufficiency estimated for the first quarter of 2006, at the industry level, and discounting the value of the emission rights consumed, the tariff insufficiency estimated for the first quarter of 2006 could reach a figure close to 925 million euros. In accordance with Royal Decree-Law 5/2005 of 11 March, the provisional percentage of financing for this insufficiency that would pertain to Iberdrola comes out at 35.01%, representing an approximate deviation of 324 million euros.

According to the interpretation of Royal Decree-Law 3/2006, that number for industry deviation includes 497 million euros pertaining to the value to be reapplied for the emission rights allotted by virtue of the NAP and consumed in the period, according to the following criteria:

- For the months of January and February "any eventual negative balances in the settlement of the 2006 price will be deducted."

- For the subsequent months, "the remuneration for the electrical energy production business ... will decline by an amount equivalent to the value of the greenhouse effect emission rights allotted..."



In the other hand, the application of R.D. 3/2006, which decreases the income from the business by 47.6 million euros. Its ultimate effect will depend on the price finally recognized, given that R.D. 3/2006 establishes the price of 42.35 €/MWh that has been applied since this past 3 March to be "provisional": "**With respect to the settlement of activities regulated by the National Energy Commission, during the year 2006 the provisional price to be considered for distributors for energy acquired through the assimilation mechanism described in Part 1 will be the average cost provided for in the 2006 price schedule for energy generated under the normal regimen for the territory on the peninsula, including the costs of the services of power guaranty and adjustment, corresponding to 42,35 €/MWh**".

2. GROSS MARGIN

On a consolidated level, the Gross Margin came out at 1,493.9 million euros, representing an increase of 21.8% in relation to the same period in 2005.

The following contrasting aspects can be highlighted regarding this change in the Gross Margin:

2.1 Domestic Energy Business

Gross Margin reached 1,145.5 million euros and grew 15% over the same period in 2005.There are a number of factors that have influenced in the evolution of both the Net Sales and the Procurements:

- The application of R.D. 3/2006: 47,6 million euros
- The effect of the bilateral contract between Generation and Supply, 189 MM€
- The negative impact reflected from the cost of the emission rights in the period, at 107.4 million euros.

Regarding the bilateral contract between Generation and Supply, at present, Generation is selling energy to Supply directly by the use of a bilateral contract so that an inter-company transaction is constituted and, therefore, in the accounts on the group level, the effect of purchases and sales by means of these contracts are zeroed out by set-off. Final impact at the Gross Margin level is null (zero), but there is a relevant effect of these items at an individual level.

Likewise, Gross Margin includes an expense for the consumption of emission allowances in an amount of 107.4 MM€.

2.2 International Business

Gross Margin is situated at 195.9 million euros, reflecting growth of 41.6% due to the good performance of the businesses of the Group in the region and the positive evolution of the exchange rate for the reference currencies in the region, the real in Brazil (+23.7%) and the dollar, that affects Mexico (+8.4%).

2.3 Other Businesses

These have contributed 152.6 milion euros to the total Gross Margin, representing growth of 66.1%, basically attributable to **Ingeniería y Servicios**, also highlighting the contribution from Corporación IBV and Other Services.


IBERDROLA

2.4 Basic Margin

Basic Margin for the period increases by 19%, totalling 1,500.1 MM€, as shown in the following table:

	Q1 2006	Q1 2005	Change %
GROSS MARGIN	1,493.9	1,226.2	21.8%
EMISSION ALLOWANCES	6.2	34.4	-82.0%
BASIC MARGIN	1,500.1	1,260.6	19.0%

Basic Margin includes an income from the emission allowances granted to the cogenerators in an amount of 6.2MM€. After Royal Decree Law 3/2006 of February 24, no revenues have been considered for emission allowances allocated except for those granted to such technology. By March 2006, the negative impact of not considering the revenues corresponding to the emission allowances granted to the rest of generation technologies amounts 101.3 MM€. In 2005, prior to the application of this Royal Decree Law, it was considered as revenue the total amount of the subsidies coming from these emission allowances.

Without the emission allowances effect coming from this RDL 3/2006, Basic Margin would have reached 1,601.4 MM€ (+27.3%).

3. EBITDA / GROSS OPERATING RESULT

Consolidated EBITDA grew by 21.3% to reach 1,056.6 million euros, resulting from both the change occurring in the Gross Margin as well as from the improved efficiency achieved in increasing the Net Operating Expenses at a level below the increase in the Gross Margin.

The highlights include:

- Increase in Personnel Expenses of 7.8%, basically connected with the increase in personnel costs in the growing businesses such as renewables, combined cycles, and Mexico.

- Increase of 16.7% in the External Services due to the higher activity in connection with the new facilities of combined cycles, renewables, and Latin America, as well as expenses of sales activity. This also includes 15million euros in costs for the second nuclear fuel cycle (Enresa).

- Other Operating Income basically reflects compensations received.

In addition, there is a positive impact from exchange rate differences of 12.8 million euros due to the performance of the currencies in Latin America businesses.


Like for like Net Op. Exp.
391.2
-14.7
-12.8
366.1
+14.3%
+6.9%
Reported Net Op. Exp.
2° phase nuclear fuel
FX impact
Like for like Net Op. Exp.



It should be pointed out that the Net Operating Expenses homogeneous with the first quarter of 2005 reached 6.9%(14.3% reported) after deducting the effect of the evolution of currencies and expenses for the second cycle of nuclear fuel (Enresa).

Net Operating Expenses can be broken down as follows:

Million €	Q1 2006	vs. 2005
Net personnel expenses	211.4	8.3%
Personnel	253.1	7.8%
In-house work on fixed assets	-41.7	5.3%
Net External Services	**179.8**	22.2%
External Services	222.5	16.7%
Other operating income	-42.7	-1.8%
TOTAL	391.2	14.3%

On the other hand, Tax increased 11.0% reaching 52.3 million euros, with the change basically explained by the taxes paid for the new facilities entering operation and the higher payments deriving from the increase in the energy billed under the tariff.

5. EBIT / NET OPERATING RESULT

EBIT was situated at **788.4 million euros**, with an increase of 24.5% in relation to the first quarter of 2005, with the contribution from new businesses standing out. The item of Amortizations and Provisions, which increased 30.3 million euros (+12.7%), offsets the increase generated by the operations of the business and that refered to earlier. The increase in Amortizations and Provisions is mainly due to:

- Amortizations registered an increase of 8.6% to reach 249 million euros. This increase was basically caused by the new facilities that entered into operation since the end of the first quarter of fiscal year 2005, bringing about a 21.3% increase in the installed capacity in combined cycles on the group level and 20% with respect to wind alone. In relation to Latin America, it must also be taken into account that the business contributed 7 millon euros more due to the effect of the exchange rate.

- Provisions recorded an increase of 123.8% reaching 19 million euros, with 84% of the total pertaining to activities in Spain and the remaining 16% to Latin America.

Million €	Q1 2006	Q1 2005	Change %
Amortizations	249	230	+8.6%
Provisions	19	8	+123.8%
TOTAL	268	238	12.7%

6. FINANCIAL RESULT

The Financial Result was situated at 163.4 million euros, 52.3% higher than in the first quarter of 2005. The increase was basically due to the 23.5% increase in the financial expenses, due to the impact that the tariff insufficiency had in the period, causing a higher average balance of debt in relation to the first quarter of 2005, of 1,997.7 million euros, as well as to the inclusion of a provision for the discount of the amount over the nominal value of the potential debt to be securitize.

Financial income reached 40.7 million euros



As for the average financial cost of the debt, this was 4.6% during the first quarter of 2006.

Million €	Q1 2006	Q1 2005	Change %
Financial revenues	40.7	58.0	(29.8)
Financial expenses	(204.1)	(165.3)	23.5
TOTAL	(163.4)	(107.3)	52.3%

7. RESULTS OF COMPANIES CONSOLIDATED BY EQUITY METHOD

Results of Companies Consolidated Using the Equity Method recorded a reduction of 11.9 million euros, to 4.1 million euros, with most of the result contributed from Other Businesses. The results can be broken down as follows:

Million €	Q1 2006	Q1 2005	Change % Million €
Other Businesses	2.7	11.1	-8.4
Rest	1.4	4.9	-3.5
TOTAL	4.1	16.0	-11.9

The reduction in these results under Other Businesses was due to departures from the scope of consolidation, such as that of Cementos Portland, as well as the lower contribution from non-energy businesses.

8. NET PROFIT

Income from Non-Current Assets amounted to 1.6 million euros, deriving from the real estate business.

The Pre-Tax Earnings grew +16.9% to reach the figure of 630.7 million euros.

The effective tax rate for the first quarter of fiscal year 2006 was 35.1%, in line with the same period in fiscal year 2005 (34.9%).

Lastly, **Net Profit** rose to **403.2 million euros, up 16.3%** on the same period in 2005.



Results by business

1. GENERATION

a) Gross Margin

The change in this entry in the first quarter of 2006 is the result of the 3.2% increase recorded in production thanks to the new investments in combined cycles increasing the production thereof 41.1%, strengthening as the number two technology in terms of contributing to the total generation mix with a weight of 22.9%, almost 6 percentage points above its contribution in the first quarter of fiscal year 2005.

In this context the Gross Margin of the Generation business increased 34.7%. It is appropriate to point out the following factors:

- Generation Net Sales grow by 55.7%, as a result of the aforementioned increase in production, in an environment of higher prices (+27.3%). In addition, it must be pointed out that, at present, Generation is selling energy directly to Supply, by using the bilateral contract.

Fuel Cost* & CO_2

Eur/MWh	2006	2005	%
Avg. Fuel Cost*	38.5	32.0	+20.3%
CO_2 Cost (Eur/ton)	25.9	14.3	+81.1%

* Includes C. Cycles, Coal & Oil

- Procurements increase 79.5% as a consequence of the behaviour of the prices of the oil derived products in the international markets.

It should be highlighted that Procurements item is including 107.4 MM€ of cost of the emission allowances consumed. Taking into account the revenues coming for the allowances granted to cogeneration plants, net impact represents 101.3 MM€.

	MM Tn	Average Price	Million €
Rights allocated	3.8	26.47	101.3
Rights consumed	4.1	25.89	107.4

b) Operating Profit/EBIT

EBIT recorded an increase of 34.3% in relation to the previous fiscal year, reaching 455.1 million euros. At the level of the EBITDA (551.5 million euros) there was an increase of 27.5%. In addition to that already mentioned concerning the Gross Margin, an increase of 28.7% took place in the Net Operating Expenses (26.4 million euros), as a result of various factors:

- External Services rose 22.4% due to the entry into operation of combined cycle plants. It should also be pointed out that this item includes 15 million euros in expenses from the second part of the cycle of the nuclear fuel (ENRESA), a situation that did not arise in the first quarter of 2005.

- Personnel expenses recorded a moderate increase of 2.7%.



Net Operating Expenses are broken down as follows:

Million €	Q1 2006	vs. 2005
Net personnel expenses	**53.1**	**6.4%**
Personnel	57.8	2.7%
In-house work on fixed assets	(4.7)	-26.6%
Net External Services	**65.4**	**55.0%**
External Services	73.1	22.4%
Other operating income	(7.7)	-56.0%
TOTAL	118.5	28.7%

Tax increased 14.6% as a result of the new facilities brought into service.

Increase of 2.8% in the item for Amortizations and Provisions, reaching 96.4 million euros, basically from the entry into operation of the new combined cycles, with 1,200 MW put into operation in terms of annual comparison.

- The key operating figures for this business are as follows:

GENERATION (Million €)	Q1 2006	vs. 2005
Net sales	1,345.8	55.7%
Gross Margin	681.8	34.7%
Basic Margin	688.0	27.3%
EBITDA	551.5	27.5%
EBIT	455.1	34.3%

2. RENEWABLES

a) Gross Margin

Renewables Business has been affected by various factors which can be summarized as follows:

- The installed capacity increased 20% (+653 MW), which resulted in an increase of 27.3% in the total production generated by renewable energy source, reaching 2,253 GWh. An increase in the wind energy index for the period was also added to this.

- At March 2006, 98% of the wind facilities operated under the market participation system. In the first quarter of 2005, a majority of such facilities were still operating under the fixed remuneration system. With this, prices have increased 41%.

- Changes were also made in the scope of consolidation, the most significant of which were the full consolidation of Rokas, as a consequence of having increased the stake of IBERDROLA up to 49.9%.

- Thus, the mentioned increase in production, in conjunction with the acceleration in the growth achieved by transferring most of the facilities to the market participation system, has enabled an increase in the Gross Margin of this business by 78.4%, reaching 215.2 million euros. Renewables Gross Margin already represents 24% of the total obtained by the generation in Spain.



b) Operating Profit/EBIT:
EBIT increased by 76.5 million euros (+118.6%) due to the following factors:

- EBITDA grew 87.6%, in line with the increase in the Gross Margin and despite the rise (+38.5%) in Net Operating Expenses as a result of the new capacity brought on line. The EBITDA margin rose to 85%, compared to the 80% recorded in previous periods.



EBITDA contribution
+9.2%
+11.2%
+17.3%
Q1 '04
Q1 '05
Q1 '06

- This growth is even greater at the level of the EBIT (118.6%), reaching 141 million euros, after the increase in the Amortizations and Provisions of 26.7%, an increase due the addition of 20% of installed capacity during the fiscal year.

- Net Operating Expenses can be broken down as follows:

Million €	Q1 2006	vs. 2005
Net personnel expenses	5.3	103.8%
Personnel	6.5	71.1%
In-house work on fixed assets	(1.2)	0.0%
Net External Services	25.3	29.7%
External Services	27.7	35.1%
Other operating income	(2.4)	140.0%
TOTAL	30.6	38.5%

- The key operating figures for this business are as follows:

RENEWABLES (million €)	Q1 2006	vs. 2005
Net sales	215.2	+78.4%
Gross Margin	215.2	+78.4%
EBITDA	182.7	+87.6%
EBIT	141.0	+118.6%

3. DISTRIBUTION

a) Gross Margin
Gross Margin of the Distribution business experienced a decline of -24.9%, as a result of various factors:

- It registers the provisional negative impact of -47.6 million euros deriving from the application of R.D. 3/2006 of 24 February.

- The Distribution business recognizes the positive effect of the improvement in the remuneration for activities regulated under the 2006 tariffs (R.D. 1556/2005).

Nevertheless, the recurring gross margin, that is, without considering the effect of Royal Decree-Law 3/2006, amounts to 309.7 million euros, 2.8% above 2005.

b) Operating Profit/EBIT:
The Distribution EBITDA fell 43.5%, given that 13.1% growth in the taxes item is added to the decline recorded in the level of the Gross Margin and it is not offset by improvements in efficiency achieved at the level of the Net Operating Expenses, which declined 1.7%.



Nevertheless, the recurring EBITDA, that is, without considering the effect of Royal Decree-Law 3/2006, amounts to 161.0 million euros, 0.7% above 2005.

Net Operating Expenses can be broken down as follows:

Million €	Q1 2006	vs. 2005
Net personnel expenses	**51.5**	**6.2%**
Personnel	69.0	-0.1%
In-house work on fixed assets	(17.9)	-14.8%
Net External Services	**73.4**	**-6.6%**
External Services	89.7	-8.8%
Other operating income	(16.3)	-17.7%
TOTAL	**124.5**	**-1.7%**

The greater efficiency achieved by reducing the Net Operating Expenses 1.7% was basically due to the containment in the External Services item, which went down 8.8% and, despite the decline of 17.7% in Other Operating Income and of 14.8% in In-house work on fixed assets. It should also be pointed out the containment recorded in Personnel Expenses, which reduced slightly (-0.1%).

Amortizations and provisions increased 7.6% due to the provisions created. This caused the decline recorded in the level of the EBITDA to be 21.2 points lower than what was recorded at the level of the EBIT, amounting to 64.7%.

- The key operating figures for this business are as follows:

DISTRIBUTION (million €)	Q1 2006	vs. 2005
Income	262.1	-25.5%
Gross Margin	262.1	-24.9%
EBITDA	113.4	-43.5%
EBIT	50.0	-64.7%

4. SUPPLY

a) Gross Margin

First quarter of 2006 has registered a significant decrease in the volumes of electricity sold, that, following a strategy of lower business exposure, represents 56%. This reduction is reflected both in the Net Sales figure, with a decrease of 20%, as well as in the Procurements, that are reduced by 18.2%.


Electricity Sales in
liberalised market (GWh)
7,408
-56.2%
3,248
Q1 2005
Q1 2006

Despite of this, the environment of high prices, along with the cost of cancelling some contracts, have caused a decrease of 15.8 MM€ in the Gross Margin of this business, amounting 6,6 MM€.

b) Operating Profit/EBIT

At the EBIT level, a significant reduction was displayed in the Operating Expenses of the business, reaching 42.2%, with declines in the Personnel Expenses (-20.5%) and in the External Services (-49.5%) connected with less activity.

Net Operating Expenses can be broken down as follows:

Million €	Q1 2006	vs. 2005
Net personnel expenses	**11.4**	-21.9%
Personnel	11.6	-20.5%
In-house work on fixed assets	(0.2)	N/A
Net External Services	**2.7**	-72.4%
External Services	9.8	-49.5%
Other operating income	(7.1)	-26.0%
TOTAL	**14.1**	-42.2%

In addition, the EBIT of the Commercial Business achieved a reduction in its losses in relation to those recorded in the same period of the prior fiscal year, going to losses of -27.8 million euros from losses of -30.5 million euros recorded in the first quarter of 2005, thanks also to additional reductions in the entries for Amortizations and Provisions, as well as in Tax:

- Reduction of 54.7% in Amortizations and Provisions

- Decline of 40.3% in Tax

- The key figures for this business are as follows:

COMMERCIAL Million €	Q1 2006	vs. 2005
Net sales	622.4	-20%
Gross Margin	-6.6	N/A
EBITDA	-24.4	N/A
EBIT	-27.8	N/A

5. CORPORATION

This includes eliminations of intergroup expenses between the corporation and the businesses.

6. INTERNATIONAL BUSINESS

a) Gross Margin

The Net sales from International has increased 55.4% to reach 584.6 million euros. Mexico, with a 64.1% contribution, is the area that makes the greatest relative contribution, also displaying growth of 51.3% thanks to the increase in the production and plant availability. Also of note is the increase in the income figure for Brazil, at 63.3%, basically the result of an increase in demand and in tariff adjustments. In addition, it reflects the positive impact of the favourable performance of the exchange rate for the reference currencies in Brazil and Mexico in the period.

The Gross Margin is up 41.6% (+57.6 million euros) to 195.9 million euros. The change in the overall Gross Margin for the Latin America region can be broken down as follows:

- Increase in the Gross Margin in functional currency: +18.6 million euros

- Exchange rate effect: 39 million euros in total, mainly from the increase in the value of the Brazilian currency in relation to the euro (+23.7%).

In **Mexico-Guatemala**, Gross Margin amounted to 79 million euros (+36.2%). This increase is basically due to the full yield from the

contribution to results from the combined cycle of La Laguna (500 MW), by virtue of its entry into operation at the end of the first quarter of the past fiscal year, and, secondly, combined cycle plant availability. In addition, the dollar registered a gain of 8.4%, with an effect of 7 MM€.

In **Brazil**, Gross Margin displayed positive evolution up 45.6% (reaching 116.9 million euros), thanks to: A greater contribution from the distribution businesses from growth in demand (+5.1%) and tariff revisions and adjustments taking place in April each year and positively affecting the results of the first quarter of 2006 in relation to that of the past fiscal year. The gain in value of the real in relation to the euro (23.7%) also stands out with a positive effect of 32 million euros.

b) Operating Profit/EBIT

In the International business, EBIT increased 60.5% to 102.1 million euros, reflecting the increase in EBITDA (47.3%) and the higher levels of amortizations recorded (+21.6%), which, although they increased, grew at a lower rate than the EBITDA mentioned.

With respect to the EBITDA, this registered growth of +48.3% in Mexico, mainly as the result of the greater activity of Generation from the increasing contribution from the La Laguna combined cycle, in operation since the end of the first quarter of 2005. In South America, this increased +46.4% from the change in the Gross Margin item as already detailed. In this way, total EBITDA growth in the International Business comes out at 47.3%.

EBITDA per region and business is broken down as follows:

- *Mexico-Guatemala*

Million €	Q1 2006	vs. 2005
Generation	45.5	56.4%
Distribution	17.1	30.5%
TOTAL	62.6	48.3%

- *South America*

Million €	Q1 2006	vs. 2005
Generation	18.9	56.2%
Distribution	60.6	43.6%
TOTAL	79.5	46.4%

- The change in Net Operating Expenses for the entire Latin America region can be broken down as follows:

Million €	Q1 2006	vs. 2005
Net personnel expenses	**18.0**	42.9%
Personnel	21.6	42.1%
In-house work on fixed assets	(3.6)	38.5%
Net External Services	33.9	21.5%
External Services	46.1	40.5%
Other operating income	(12.2)	149.0%
TOTAL	51.9	28.1%

The 28.1% increase in the Net Operating Expense was affected by the impact of the performace of the exchange rate. Eliminating this effect, this item grew only 3.5%.

This can be broken down by region as follows:

Million €	Q1 2006	vs. 2005
Mexico-Guatemala	**16.4**	**3.8%**
Personnel	3.9	34.5%
In-house work on fixed assets	12.5	-3.1%
Net External Services	**35.5**	**43.7%**
External Services	14.1	45.4%
Other operating income	21.4	42.7%
TOTAL	**51.9**	**28.1%**

- Amortization and Provisions are up 21.6%, primarily due to the effect of the increase in amortizations booked as a result of the Altamira and La Laguna combined cycles plants in Mexico and the Termopernambuco plant in Brazil entering into service and operating at full capacity.

The key operating figures for this business are as follows::

INTERNATIONAL Million €	Q1 2006	vs. 2005
Income	584.6	+55.4%
Gross Margin	195.9	+41.6%
EBITDA	142.1	+47.3%
EBIT	102.1	+60.5%

7. OTHER BUSINESSES

a) Gross Margin

Net sales from Other Businesses has increased 51.1% to reach 345.2 million euros, as the result of activity in the businesses of Ingeniería y Servicios, and the contribution of IBV, which grew at similar rates, while Iberdrola Inmobiliaria shows a performance according to the seasonal nature of this business.

Gross Margin grows 66.1% to 152.6 million euros. It can be broken down as follows:

Million €	Q1 2006	Q1 2005	Change % Million
Ingenieria y Servicios	45.1	17.9	27.2
IBERDROLA Inmobiliaria	22.7	36.2	-13.5
IBV Corporation	41.4	33.6	7.8
Other services	43.4	4.2	39.2
TOTAL	**152.6**	**91.9**	**60.7**

The increase of 27.2 million euros in Ingeniería y Servicios was basically due to the margin recorded by third parties services. The increase in Other Services derives from including within this business the activities that, up to the third quarter of 2005, were included within the Distribution business, and that, since the end of fiscal year 2005, have been posted following the criterion of the 2005 Legal Report.

b) Operating Profit/EBIT

The following table breaks down the EBITDA:

	Q1 2006	Q1 2005	% Change
EBITDA	**87.5**	**40.6**	**+115.5%**
Real estate	15.2	30.2	-50%
Ingeniería y Servicios	30.4	4.3	607%
IBV Corporation	7.4	4.6	61%
Other services	34.5	1.5	N/A



- The contribution from Iberdrola Ingeniería y Servicios also stands out, the EBITDA of which reached 30.4 million euros, in line with the higher margins obtained and an increase in Net Operating Expenses well below the one registered at the Gross Margin level.

- The contribution from Other Services is 34.5 MM€, influenced by the change of imputation criterion mentioned before regarding Gross Margin.

- The contribution from Inmobiliaria is 15.2 MM€, following the seasonal trend shown at the Gross Margin level, adding up an increase in Net Operating Expenses, especially those related to External Services in connection with its portfolio.

- Corporación IBV, which is consolidated by proportional consolidation according to the IFRS, has contributed 7.4 million euros through its various industrial businesses.

The key operating figures for this business are as follows:

Million €	Q1 2006	vs. 2005
NET SALES	345.2	+51.5%
GROSS MARGIN	152.6	+66.1%
EBITDA	87.5	+115.5%
EBIT	71.2	+101.1%

The main items for IBERDROLA Inmobiliaria at the end of the first quarter of fiscal year 2006 are the following:

- **IBERDROLA Inmobiliaria** business data:

PORTFOLIO OF BUILDABLE AREA RESIDENTIAL USE (m²)	
Total	**1,433,837**
Under construction	138,692
Under management	154,045
In planning	1,141,100

PORTFOLIO OF BUILDABLE AREA COMMERCIAL USE (m²)	
Total	**560,478**
Under construction	37,814
Under management	51,375
In planning	471,289

- **IBERDROLA Inmobiliaria** balance sheet data:

	Million €
TOTAL ASSETS	1,534
INTANGIBLE FIXED AND INVESTMENT ASSETS	564
CURRENT ASSETS	906
SHAREHOLDERS' EQUITY	628
FINANCIAL DEBT	53

Net Net Asset Value (NNAV) for 2005 reaches 6,5% to 1,056 MM€, following Richard Ellis calculations.

- **IBERDROLA Inmobiliaria** income statement data:

	Million€	vs. 2005
NET SALES	43.7	-50.7%
GROSS MARGIN	22.7	-37.1%
EBITDA	15.2	-49.6%
EBIT	14.0	-52.3%
NET PROFIT	5.9	-61.2%



Balance sheet

January-March 2006

	Million €	vs. Dec. 2005
TOTAL ASSETS	31,712	+4.0%
TANGIBLE & INTANG. FIXED ASSETS	21,730	+1.8%
LONG-TERM INVESTMENTS	1,762	+8.1%
SHAREHOLDERS' EQUITY	9,486	+0.8%
NET DEBT	13,031	+6.7%

At 31 March 2006, Iberdrola's total assets came to 31,712 million euros, highlighting the maintenance of its strong capital position, even taking into account the large volume of investments made over the period (435 million euros). The leverage ratio was situated at 57,9% (54.7% without the tariff insufficiency effect), 240 pb above that recorded in March of 2005, mainly affected by the financing of the tariff insufficiency pertaining to IBERDROLA that, at March 2006, amounted to 1,583 million euros (1,259 million euros already recognized in 2005).

Analysis of the Balance Sheet

1. FIXED ASSETS

The total investments until March 2006 amounted to 435 million euros. They can be broken down as follows:

	Jan-Mar 2006	%
Spain	302	69.4%
Generation	88	
Renewable energy	59	
Distribution	113	
Other	42	
Mexico	83	19.1%
Generation	82	
Distribution	1	
South America	36	8.2%
Generation	5	
Distribution	31	
International: other	14	3.3%
TOTAL	435	100.0


Investments (Jan-Mar 2006)
Generation: 56.9%
Distribution: 33.4%
Other: 9.7%

With respect to the investments in Spain, those made on production activities stand out, with 147 million euros, broken down as follows:

- 88 million euros on the Generation Business.



- 59 million euros on the Renewables Business.

Investments in Mexico were mainly focused to both the combined cycles of Tamazunchale and Altamira V&VI, with 63 and 11 million euros, respectively. In Brazil, investments have primarily been made on the distribution business, most of them financed by funds raised in Brazil.

The figure given for "International: other" reflects the investments made on Renewables outside of Spain, representing a total of 14 million euros, basically for projects in Brazil, France and Greece.

2. SHARE CAPITAL

Share Capital as of 31 March 2006 was comprised of 901,549,181 bearer shares with a par value of 3 euros each.

The General Shareholders' Meeting held this past 30 March approved the distribution of a total dividend of 0.885 euro per share charged against fiscal year 2005, representing an increase of 15.2% per share over the dividend paid in 2005. This ratified the commitment assumed by IBERDROLA to increase the remuneration to shareholders in line with the growth in Net Profit.

On 2 January 2006 an interim dividend was paid against fiscal year 2005 in the amount of 0.367 euro per share and on 1 July 2006 a supplementary dividend of 0.518 euro per share will be paid

3. FINANCIAL DEBT

The net financial debt at the end of December amounted to 13,031 million euros and the financial leverage stood at 57,9%, 240 basis points above the 55.6% recorded at March of 2005. It should be pointed out that the debt figure mentioned includes 1,583 million euros from financing the tariff insufficiency effect corresponding to Iberdrola. Without such effect, financial leverage would have been 54.7%.

With respect to the average cost of debt, at 31 March 2006 it was situated at 4.60%, 3 bp higher than at March 2005.

The debt structure can be broken down by currency and interest rate as follows:

	March 2006	March 2005
Euro	84.1%	86.4%
Dollar	10.5%	9.5%
Real	5.0%	3.9%
Other currencies	0.5%	0.2%
Fixed Rate	61%	57%
Capped	13%	15%
Floating Rate	26%	28%

In line with the policy to minimise financial risks on debt, foreign currency risks have continued to be mitigated through the financing of investments in Latin America in local currencies (the real, in the case of Brazil) or in their functional currencies (dollar, in the case of Mexico).

The debt structure per company is shown in the following table:

	March 2006	March 2005
IBERDROLA S.A.	84.7%	83.6%
Mexico	4.7%	5.2%
South America	5.0%	5.7%
Renewable energy	2.8%	2.9%
Iberdrola Inmobiliaria and other	2.8%	2.6%
Total	100%	100%

Debt can be broken down by product type as follows:

	March 2006	March 2005
Euro bonds	39.7%	39.5%
US PP	5.1%	3.9%
Other Bonds	5.4%	4.6%
Domestic commercial paper	3.6%	3.3%
Euro commercial paper (ECP)	3.7%	5.4%
Euro loans	33.8%	33.6%
Loans in other currencies	8.7%	9.7%
Total	100%	100%

In addition, as a result of the refinancing policy followed by IBERDROLA, the average life of the debt increased from 4.3 years in March of 2005 to 4.7 years in March of 2006.


Average maturity of debt (years)
4.8
4.3
Mar-05
Mar-06

Lastly, the change in **financial leverage** has been as follows:

Million €	March 2006	December 2005
Shareholders' equity	9,486	9,415
Gross Debt	13,662	13,111
Derivatives (assets)	94	90
Temporary Financial Investments	286	601
Cash	252	215
Net debt	13,031	12,211
Leverage*	57.9%	56.5%

* Without the effect of the tariff deviation, leverage is 54.7% in March 2006 and 53.8% in December 2005.

4. WORKING CAPITAL

The figure for the Net Working Capital rose to 393 million euros, representing a decline of 154 million euros in relation to the 547 million euros recorded at the end of fiscal year 2005. This increase is broken down as an increase of 472 million euros in Current Assets and an increase of 626 million euros in Current Liabilities.



5. FUNDS GENERATED FROM OPERATIONS

The Funds Generated from Operations at March 2006 was situated at 665,7 million euros, representing an increase of 17% in relation to March 2005.

In the last quarterly review done by Moody´s agency, the rating of "Excellent" for liquidity granted in June 2005 was maintained.

Breakdown of business contribution to Profits, Losses and Assets

	Sales	Oper. profit	Net Profit	Assets
Spanish business	80.4%	87.0%	85.4%	84.6%
International business	19.6%	13.0%	14.6%	15.4%
TOTAL	100%	100%	100%	100%



Income statement
First quarter fiscal year 2006
(Unaudited)

Million euros

	January - March 2006	January - March 2005	Change %
NET SALES	**2,978.4**	**2,740.0**	**8.7**
PROCUREMENTS	(1,377.1)	(1,471.7)	(6.4)
EMISSION ALLOWANCES	(107.4)	(42.1)	155.1
GROSS MARGIN	**1,493.9**	**1,226.2**	**21.8**
EMISSION ALLOWANCES	6.2	34.4	(82.0)
NET OPERATING EXPENSES	**(391.2)**	**(342.3)**	**14.3**
Net personnel expenses	(211.4)	(195.2)	8.3
Personnel	(253.1)	(234.8)	7.8
In-house work on fixed assets	41.7	39.6	5.3
Net External Services	(179.8)	(147.1)	22.2
External services	(222.5)	(190.6)	16.7
Other operating revenues	42.7	43.5	(1.8)
TAX	**(52.3)**	**(47.1)**	**11.0**
EBITDA	**1,056.6**	**871.2**	**21.3**
AMORTISATION AND PROVISIONS	(268.2)	(237.9)	12.7
EBIT	**788.4**	**633.3**	**24.5**
TOTAL FINANCIAL REVENUES	40.7	58.0	(29.8)
Financial revenues	19.4	40.4	(52.0)
Positive exchange rate differences	1.3	5.0	(74.0)
Capitalised financial expenses	20.0	12.6	58.7
TOTAL FINANCIAL EXPENSES	(204.1)	(165.3)	23.5
Interest expenses	(152.4)	(132.6)	14.9
Negative exchange rate differences	(2.9)	(6.8)	(57.4)
Pension Funds	(8.8)	(6.7)	31.3
Change in provisions for short term financial investments	(0.2)	(0.1)	N/A
Other financial expenses	(39.8)	(19.1)	108.4
RESULTS OF COMPANIES CARRIED BY EQUITY METHOD	4.1	16.0	(74.4)
INCOME FROM NON-CURRENT ASSETS	1.6	(2.4)	(166.7)
PROFIT BEFORE TAXES	**630.7**	**539.6**	**16.9**
Corporate income tax	(221.6)	(188.2)	17.7
Minorities	(5.9)	(4.8)	22.9
NET PROFIT	**403.2**	**346.6**	**16.3**



Balance sheet
First quarter fiscal year 2006
(Unaudited)

Million euros

	March 2006	Dec. 2005	Change
FIXED ASSETS	**23,492**	**22,972**	**520**
Tangible fixed assets	20,577	20,493	84
Intangible fixed assets	1,153	849	305
Long-term financial investments	1,762	1,630	132
DEFERRED TAX	**1,248**	**1,356**	**(108)**
NON-CURRENT ACCOUNTS RECEIVABLE	**1,817**	**1,469**	**349**
CURRENT ASSETS	**5,155**	**4,683**	**472**
Nuclear fuel	219	212	7
Inventories	962	848	113
Accounts receivable	2,437	2,324	112
Taxes receivable	842	420	422
Short term financial assets	404	643	(239)
Expenses paid in advance	40	27	13
Cash and equivalents	252	208	43
TOTAL ASSETS	**31,712**	**30,479**	**1,233**

Million euros

	March 2006	Dec. 2005	Change
SHAREHOLDERS' EQUITY	**9,486**	**9,415**	**71**
Capital Stock	2,705	2,705	
Reserves and other	6,211	5,513	698
Profit and Loss	403	1,382	(979)
Interim dividend	0	(331)	331
Minority interest	168	147	21
LONG-TERM PROVISIONS	**1,929**	**1,846**	**83**
DEFERRED REVENUES	**727**	**676**	**51**
FINANCIAL DEBT	**13,662**	**13,111**	**551**
OTHER LONG-TERM LIABILITIES	**955**	**958**	**(3)**
OTHER SHORT-TERM LIABILITIES	**4,761**	**4,135**	**626**
PAYABLE TO CO. ACCOUNTED BY EQUITY METHOD	**193**	**339**	**(146)**
TOTAL LIABILITIES	**31,712**	**30,479**	**1,233**



Results by business

First quarter fiscal year 2006 (Unaudited)

Million euros

	Domestic Energy	Internat. Bus.	Other Businesses
Net Sales	2,048.6	584.6	345.2
Procurements	(795.7)	(388.7)	(192.6)
EMISSION ALLOWANCES	(107.4)		
GROSS MARGIN	**1,145.5**	**195.9**	**152.6**
EMISSION ALLOWANCES	6.2		
NET OPERATING EXPENSES	(276.0)	(51.9)	(63.5)
Net personnel expenses	(156.2)	(18.0)	(37.3)
Personnel	(181.7)	(21.6)	(49.7)
In-house work on fixed assets	25.5	3.6	12.4
Net External Services	(119.8)	(33.9)	(26.2)
External services	(142.7)	(46.1)	(33.8)
Other operating revenues	22.9	12.2	7.6
TAX	(48.7)	(1.9)	(1.6)
EBITDA	**827.0**	**142.1**	**87.5**
Amortization and Provisions	(211.8)	(40.0)	(16.3)
EBIT/Operating Profit	**615.2**	**102.1**	**71.2**
Financial Result	(131.9)	(27.5)	(3.9)
Companies using equity method	(1.5)	2.8	2.7
Income from non-current assets	2.6	(0.6)	(0.5)
PROFIT BEFORE TAXES	**484.4**	**76.8**	**69.5**
Corporate income tax & minorities	(191.6)	(18.0)	(17.9)
Net Profit	**292.8**	**58.8**	**51.6**

First quarter fiscal year 2005

Million euros

	Domestic Energy	Internat. Bus.	Other Businesses
Net Sales	2,135.2	376.2	228.5
Procurements	(1,097.2)	(237.9)	(136.6)
EMISSION ALLOWANCES	(42.1)		
GROSS MARGIN	**995.9**	**138.3**	**91.9**
EMISSION ALLOWANCES	34.4	·	
NET OPERATING EXPENSES	(251.5)	(40.5)	(50.3)
Net personnel expenses	(151.9)	(12.6)	(30.7)
Personnel	(181.1)	(15.2)	(38.5)
In-house work on fixed assets	29.2	2.6	7.8
Net External Services	(99.6)	(27.9)	(19.6)
External services	(138.1)	(32.8)	(19.7)
Other operating revenues	38.5	4.9	0.1
TAX	(44.7)	(1.3)	(1.0)
EBITDA	**734.1**	**96.5**	**40.6**
Amortization and Provisions	(199.7)	(32.9)	(5.2)
EBIT/Operating Profit	**534.4**	**63.6**	**35.4**
Financial Result	(80.8)	(22.2)	(4.3)
Companies using equity method	1.9	3.0	11.1
Income from non-current assets	0.3	(0.1)	(2.7)
PROFIT BEFORE TAXES	**455.8**	**44.3**	**39.5**
Corporate income tax and minority interests	(171.2)	(12.2)	(9.6)
Net Profit	**284.6**	**32.1**	**29.9**



Domestic energy business

First quarter fiscal year 2006 (Unaudited)

Million euros

	GENER.	RENEW.	DISTRIB.	SUPPLY	CORP.
Net Sales	1,345.8	215.2	262.1	622.4	(396.8)
Procurements	(556.6)			(629.0)	389.9
EMISSION ALLOWANCES	(107.4)				
GROSS MARGIN	**681.8**	**215.2**	**262.1**	**(6.6)**	**(6.9)**
EMISSION ALLOWANCES	6.2				
NET OPERATING EXPENSES	(118.5)	(30.6)	(124.5)	(14.1)	11.6
Net personnel expenses	(53.1)	(5.3)	(51.1)	(11.4)	(35.4)
Personnel	(57.8)	(6.5)	(69.0)	(11.6)	(36.8)
In-house work on fixed assets	4.7	1.2	17.9	0.2	1.4
Net External Services	(65.4)	(25.3)	(73.4)	(2.7)	47.0
External services	(73.1)	(27.7)	(89.7)	(9.8)	57.6
Other operating revenues	7.7	2.4	16.3	7.1	(10.6)
TAX	(18.0)	(1.9)	(24.2)	(3.7)	(0.9)
EBITDA	**551.5**	**182.7**	**113.4**	**(24.4)**	**3.8**
Amortization and Provisions	(96.4)	(41.7)	(63.4)	(3.4)	(7.0)
EBIT / Operating Profit	**455.1**	**141.0**	**50.0**	**(27.8)**	**(3.2)**
Financial Result	(20.0)	(21.2)	(17.4)	0.3	(73.6)
Companies using equity method	(2.0)		0.6	0.0	0.0
Income from non-current assets	0.3			0.0	2.2
PROFIT BEFORE TAXES	**433.4**	**119.8**	**33.2**	**(27.5)**	**(74.6)**
Corporate income tax and minority interests	(146.9)	(44.0)	(10.6)	9.8	0.2
NET PROFIT	**286.5**	**75.8**	**22.6**	**(17.7)**	**(74.4)**

First quarter fiscal year 2005

Million euros

	GENER.	RENEW.	DISTRIB.	SUPPLY	CORP.
Net Sales	864.5	120.6	352.0	778.1	20.1
Procurements	(316.4)		(3.2)	(768.9)	(8.7)
EMISSION ALLOWANCES	(42.1)				
GROSS MARGIN	**506.0**	**120.6**	**348.8**	**9.2**	**11.4**
EMISSION ALLOWANCES	34.4				
NET OPERATING EXPENSES	(92.1)	(22.1)	(126.7)	(26.0)	15.2
Net personnel expenses	(49.9)	(2.6)	(48.1)	(15.6)	(35.8)
Personnel	(56.3)	(3.8)	(69.1)	(15.6)	(36.3)
In-house work on fixed assets	6.4	1.2	21.0	0.0	0.5
Net External Services	(42.2)	(19.5)	(78.6)	(10.4)	51.0
External services	(59.7)	(20.5)	(98.4)	(20.0)	60.4
Other operating revenues	17.5	1.0	19.8	9.6	(9.4)
TAX	(15.7)	(1.1)	(21.4)	(6.2)	(0.1)
EBITDA	**432.6**	**97.4**	**200.7**	**(23.0)**	**26.5**
Amortization and Provisions	(93.8)	(32.9)	(58.9)	(7.5)	(6.6)
EBIT/Operating Profit	**338.8**	**64.5**	**141.8**	**(30.5)**	**19.9**
Financial Result	(26.6)	(11.2)	(16.3)	(3.5)	(23.1)
Companies using equity method			2.0	(2.4)	2.3
Income from non-current assets			(0.4)	(2.4)	3.1
PROFIT BEFORE TAXES	**312.2**	**53.3**	**127.1**	**(38.8)**	**2.2**
Corporate income tax and minority interests	(109.4)	(18.7)	(40.9)	8.1	(10.5)
NET PROFIT	**202.8**	**34.6**	**86.2**	**(30.7)**	**(8.3)**



Statement of sources and uses of funds
First quarter fiscal year 2006
(Unaudited)

	January - March 2006	January - March 2005	Difference
EBIT	788	633	155
Amortizations	249	230	19
Provisions	19	8	11
Applications for the pension funds	9	2	7
Operating Cash Flow	**1,066**	**873**	**193**
Interest paid	(195)	(161)	(34)
Interest received	41	58	(17)
Dividends received from affiliates	5	10	(5)
Minority interests	(6)	(5)	(1)
Tax	(221)	(188)	(33)
Gross Cash Flow	**690**	**587**	**103**
Dividends paid	(331)	(294)	(37)
Retained Cash Flow	**359**	**293**	**66**
Investments	(435)	(430)	(5)
Fixed asset disposals	0	0	0
Financial asset disposals	2	0	2
Taxes on investment activities	(1)	0	(1)
Pension payments and other	(54)	(34)	(20)
Total Cash Flow Applications	**(488)**	**(464)**	**(24)**
Capital subsidies received	29	10	19
Change in working capital	(450)	(310)	(140)
Change in debt	549	471	78
FX Impact	2	20	(18)
Change in Gross Debt	**551**	**491**	**60**

Stock market evolution


120
115
110
105
100
95
31/12/05
07/01/06
14/01/06
21/01/06
28/01/06
04/02/06
11/02/06
18/02/06
25/02/06
04/03/06
11/03/06
18/03/06
25/03/06
IBERDROLA
IBEX 35
Stoxx Utilities
Euro Stoxx Utilities

IBERDROLA Stock	Q1 2006	Q1 2005
Number of shares outstanding	901,549,181	901,549,181
Share price at close of period	26.64	20.18
Average price over period	24.97	19.37
Average daily volume	6,981,824	8,036,406
Maximum volume (02-21-06/01-05-05)	26,886,823	41,408,694
Minimum volume (01-02-06/01-10-05)	2,086,955	2,353,394
Dividends paid (€)	0.89	0.77
Interim (2 January 2006/3 January 2005)	0.37	0.33
Additional (Payable on 3 July 2006/1 July 2005)	0.52	0.44
Yield per share (Div. paid year/price close of previous year)	3.8%	4.1%

IBERDROLA's Credit Rating		
Agency	**Rating**	**Outlook**
Standard & Poors (*)	A+	Negative
Moody´s (*)	A2	Negative
Fitch IBCA (*)	AA-	Negative

(*) By virtue of the agreement for the acquisition of assets signed with Gas Natural and subject to the approval of the pertinent authorities:

- S&P has placed IBERDROLA at "credit watch with negative implications"
- Moody's has placed IBERDROLA at "review for a possible downgrade"
- After Government approval of Gas Natural bid over Endesa, Fitch placed the ratings for IBERDROLA at "credit watch negative" (RWN). On February of 2006, it upgraded its rating from A+ to AA- as a result of a change in its analysis methodology.



APPENDIX.- IBERDROLA and sustainability

The contribution of IBERDROLA to sustainable development is reflected in several social responsibility practices that attend to the needs and expectations of its Interest Groups, with whom the Company maintains a complex of means of communication and dialogue.

By these practices IBERDROLA achieves: communication on goals, activities, and successes achieved in the three aspects of sustainable development (economic, environmental, and social), as well as receiving the evaluations and requests from the parties involved.

1. SUSTAINABILITY INDICATORS

Sustainability Indicators	Q1 2005	Q1 2006
Contribution to GDP (Gross Margin) (*)	0.47%	0.46%
Contribution to GDP (Net Sales) (*)	0.88%	1.07%
Investments in equipment (million euros)	417	425
Investments in clean generation (million euros)	89.4	91.8
Net profit (million euros)	403.2	346.6
Dividend yield (%)	4.1%	3.8%
CO_2 emissions in the period (gr. CO_2/kWh). CO_2 /kWh). Total	264	244
CO_2 emissions in the period (gr. CO_2/kWh). CO_2 /kWh). Spain	238	209
Emission-free production: total (GWh)	10,586	11,297
Emission-free production: Spain (GWh)	10,370	11,067
Production free of emissions over total production (%)	49.5%	48.8%
Ratio of emission-free production in Spain to total production (%)	61.7%	62.3%
Total emission-free installed capacity: (MW)	15,679	16,376
Total emission-free installed capacity:	60.5%	58.7%
Emission-free installed capacity: Spain (MW)	15,372	16,077
Emission-free installed capacity: Spain	68.0%	65.3%

(*) Annual totals for 2005 compared to 2004. Source: GDP data prepared by INE (latest date published IV quarter of 2005)

NOTE: These indicators have been considered by SAM (Sustainability Asset Management) to be the European benchmark on information concerning Sustainability.


IBERDROLA

Change in specific emissions in the thermal mix: CO_2, SO_2, particles, and NO_x


CO_2 emission, specific thermal mix Spain
(g/kWh)
623
554
Q1 2005
Q1 2006


SO_2 emission, specific thermal mix Spain
(g/kWh)
2.26
1.64
Q1 2005
Q1 2006


Particle emission, specific thermal mix Spain
(g/kWh)
0.16
0.13
Q1 2005
Q1 2006


NO_x emission, specific thermal mix Spain
(g/kWh)
1.73
1.49
Q1 2005
Q1 2006



2. INDEXES, RATINGS AND AWARDS

Presence of IBERDROLA in Indexes and Rankings of Sustainability, Reputation, and Corporate Governance	
Sustainability	**Rating/Position**
Dow Jones Sustainability World Index 05	77 points/Group of leaders: Among the top 3 in the Worldwide Utilities category
Dow Jones Sustainability Stoxx Index 05	77 points/Group of leaders: Among the top 3 in the European Utilities category
OEKOM	B-/Group of leaders: Top Spanish company and among the top 3 in the Worldwide Utilities category
Global 100 Most Sustainable Corporations in the World Pacific Sustainability Index (PSI)	IBERDROLA among the 100 most sustainable companies in the world Group of leaders: Among the top 3 in the Energy & Utilities Sectors category
Carbon Disclosure Project	Member of the Climate Leadership Index 2005
Business Week, Climate Group	Group of leaders: Among the top 3 in the ranking of most outstanding companies in the management of greenhouse gases and ranked among the top 10 companies in the world contributing most to the reduction of greenhouse gases with leadership in environmental management in the last 10 years
INNOVEST	Included in group 5 "Best in Class" in the utilities industry.
VIGEO	Ranking of from neutral to positive in the main categories
EIRIS - Evaluator of FTSE4GOOD	IBERDROLA is in the process of evaluation
Corporate reputation	
MERCO 2006	Leader in the energy, gas, and water industry
Corporate governance	
FTSE ISS Corporate Governance Index (CGI)	IBERDROLA has been included in the index

IBERDROLA, one of the companies with the best corporate reputation in the country


MERCO: IBERDROLA classification
Place 34
Place 17
Place 8
2002
2004
2006

Fulfilment of the commitments to its Interest Groups and responsible conduct by the Company have won IBERDROLA recognition as one of the companies with the best corporate reputation in our country. According to the results of the 2006 issue of the Monitor Español de Reputación Corporativa (MERCO), the main index on

reputation among those published in Spain, IBERDROLA holds the number eight position among 100 companies that comprise the general ranking and is the leader in the energy, gas, and water industry.

With respect to the company leaders, the Vice President and Managing Director of Iberdrola, Ignacio Galán, is ranked among the top ten of the 100 executives evaluated and, furthermore, is at the top of the ranking for the industry.

3. ENVIRONMENTAL COMMITMENT

IBERDROLA is situated in the group of the 5 "Best in class utilities" in Socially Responsible Investment according to the ranking done by Innovest SRI Rating & Societé Generale

Since the end of February 2006 the SRI ratings done by Innovest have been available for companies in Europe and nearby countries, covering a total of 681 companies. The Socially Responsible Investment Analysis Team of Societé Generale has processed this data, obtaining the companies that are the Best in Class for each industry. The ranking of "Best in Class" obtained for the utilities industry is as follows:

"Best in class" Companies in Socially Responsible Investment, Utilities Industry	
1	Centrica
2	**IBERDROLA**
3	Scottish & Southern Energy
4	Scottish Power
5	Verbund

Source: Innovest, SG Equity Research

We are improving our handling of Corporate Social Responsibility according to the analysts of VIGEO

IBERDROLA has improved its score by 5 points in the preliminary 2005 evaluation done by the analysts of VIGEO, reaching 50 points, compared to the 45 obtained in 2004. IBERDROLA is thus situated closer to the maximum grade for the utilities industry, which is situated at about 62 points. The areas where IBERDROLA has significantly increased its evaluation were the prevention and control of contamination, going from 14 to 46 points, and the protection and control of biodiversity, going from 59 to 65 points. In addition, IBERDROLA continues to maintain leadership grades in other important areas such as the development of green products and services, with 96 points, and environmental strategy and eco-design, at 73 points.

VIGEO: Development of green products and services


IBERDROLA
96
IBERDROLA
96
100
50
2004
2005


VIGEO: Environmental strategy and eco-design
100
50
IBERDROLA
73
IBERDROLA
73
2004
2005

IBERDROLA has become the principal private participant in the Fondo Español de Carbono

IBERDROLA has become the principal private participant in the Fondo Español de Carbono for trading in greenhouse effect gases and emissions, after making a commitment to acquire 1,645,000 tons of CO_2. This fund, in which the Government and 12 companies participate, is managed by the World Bank and it enables IBERDROLA to fulfil the commitments deriving from application of the Kyoto Protocol at a cost lower than what is now negotiated on the European CO_2 markets, with a price per credit at about 27 euros.

The Fondo Español de Carbono will acquire such credits from projects that avoid CO_2 emissions in developing countries that have ratified Kyoto but are exempt from reducing their emissions between 2008 and 2012. The money obtained for the credits will make such projects possible, which will make a significant reduction possible in greenhouse effect gases that cause global warming, the ultimate objective of the Protocol. Joining the Fondo Español de Carbono represents a further demonstration of the commitment of IBERDROLA to the environment and sustainable development. In this respect, it has been a pioneer in the implementation of cleaner electricity energy generation technologies, as demonstrated by its historical commitment to hydroelectric since its founding already more than 100 years ago.


How the GG-CAP Carbon Fund operates
Purchaser (countries or companies)
Funds for purchasing
Credits
Credits from
projects
Carbon fund
Price agreed to
for credits
Credits
Companies responsable for projects


IBERDROLA

4. CONTRIBUTION TO SOCIAL DEVELOPMENT

For IBERDROLA, the key events of the first quarter of 2006 for social aspects were as follows:

Specific projects

- **Support for disabled persons.** IBERDROLA is continuing to develop its ambitious "Implica2" Project, meant for training disabled persons so that they can participate in the labour market. What stands out in this quarter is its support for the Council of Castile-La Mancha, cooperating in various presentations and visits for availing the Asprona organization in Albacete of the experience of Fundación Lantegi Batuak. The ultimate objective of IBERDROLA is to extend this "model" of support to its other areas of influence. Furthermore, it has continued to cooperate with various initiatives that help the disabled in the Basque Region, Castile and León, Castile-La Mancha, and the Community of Valencia.

- **Family Responsibility Business Certificate.** In this period there has been a review of the basic processes required for obtaining certification. The most significant indicators are being defined and the systems are being designed for the measurement, control, and monitoring of the conciliation policies implemented for obtaining the certificate, issued by the *Fundación + Familia.*

"Surrounding Economic Development" Programme

- **Regional Advisory Boards.** Various meetings have been held of the Advisory Boards of Castile and León, and of the Community of Valencia, respectively, comprised of important industrial and financial groups from these autonomous communities.

- **Support for companies in Castile and León.** IBERDROLA intends to help improve the competitiveness of small businesses in Castile and León by incorporating participation in the Foro de Empresas and Organizaciones Inductoras de la Excelencia. This forum was created as an advisory body for the Council of Castile and León on the subject of innovation and excellence in business management.

- **Dissemination of Corporate Social Responsibility.** IBERDROLA participated in 4 conferences promoting corporate social responsibility practices, presenting the "IBERDROLA model" in business and academic circles.

"Art and Culture" Programme

- **Reconstruction and Illumination of Monuments.** Agreements have been signed for cooperation in executing the following projects: Illumination of the cathedral and the murals in Ciudad Rodrigo (Salamanca), restoration of the Zeanuri (Vizcaya) parish church, illumination of the Casita del Príncipe in the Escorial (Madrid), and illumination of the sanctuary of La Virgen del Rosario in Hellín (Albacete). In addition, the Chairman, the Vice Chairman, and the Vice President and Managing Director of IBERDROLA inaugurated the "La luz de Flandes" exposition in Burgos, displaying the restoration work on the Cartuja de Miraflores, undertaken with the cooperation of our Company.

- **Publications.** The Fundación IBERDROLA, within the context of commitment to the dissemination of culture and science, has published two new books: *La democracia en América* (Alexis de Tocqueville) and *Recuerdos de mi vida. Santiago Ramón and Cajal* (published by Juan Fernández Santarén).

"Education and Training" Programme

- **Promotion of Energy Savings and Efficiency.** An agreement has been made with the Community of Madrid for the development of a plant of action (seminars, energy audits, etc.), with the purpose of informing public opinion as to the rational use of energy and thus being able to reach more sustainable development.

- **Museo de la Electricidad.** The IBERDROLA Museo de la Electricidad, located in San Agustín de Guadalix (Madrid), has received more than 20,000 visits since its inauguration (in the year 2003).

- **Electrical Safety Training.** Among its training campaigns in handling electricity facilities for occupational groups, IBERDROLA has provided a course meant for the fire-fighters of Guadalajara focused on the specific aspects of extinguishing fires at wind farms.

"Solidarity" Programme

- **Fundación IBERDROLA projects.** Fundación IBERDROLA has committed its support to 11 new social action projects meant for the disabled, immigrants, and other disadvantaged groups.

- **V International Forum of the Alliance of Cities Against Poverty.** IBERDROLA has supported the municipality of Valencia in holding this forum, organized jointly by that administration and the United Nations Programme for Development, with the cooperation of the Parliament of Valencia.

5. CORPORATE GOVERNANCE

The highlights for Corporate Governance over the first quarter of 2006 were as follows:

General Shareholders' Meeting

This past 30 March 2006, a regular general shareholders' meeting was held in which the Chairman, Mr. Iñigo de Oriol, said goodbye to the shareholders making reference to the meeting of the board of 20 April 2005 which, among other things, adopted the resolution, made public appropriately thereafter, that the Vice Chairman and Managing Director, Mr. Ignacio Sánchez Galán, was succeeding him as Chairman on the board that was to meet on the coming 26 April 2006.

In addition, that meeting of the board resolved to modify certain articles of the charter and of the bylaws of the general shareholders' meeting:

a) Modification of Article 19 of the charter and Article 8 of the bylaws of the general shareholders' meeting to adapt the wording of both provisions to that established in the First Final Provision of Law 19/2005 of 14 November on European joint stock companies domiciled in Spain with respect to extending the term for publication of the

notice of meeting for a general shareholders' meeting and the right of shareholders to request publication of a supplement to the notice of meeting including new points on the agenda of meeting.

b) Modification of Article 22 of the charter and Article 10 of the bylaws of the general shareholders' meeting so as to eliminate the requirement relating to the minimum number of shares conferring the right to attend a general shareholders' meeting.

Furthermore, it was resolved that the firm "ERNST & YOUNG, S.L." be appointed as auditor for the Company and its Consolidated Group, which firm will do the auditing for a period of 3 years for the annual reports for fiscal years 2006, 2007, and 2008. This resolution was adopted upon the proposal of the Board of Directors upon the prior favourable report from the Committee on Auditing and Compliance and after the holding of bidding among the major international auditing firms within the context of the "IBERDROLA Group Policy on Retaining Auditors" approved by that committee on 23 November 2005.

Finally, it was resolved to ratify the appointment of Mr. Xabier de Irala Estévez and of Mr. Jesús María Cadenato Matía, directors designated by cooption on 20 April 2005.

Board of Directors

The Board of Directors, in its session held this past 22 February, unanimously resolved, upon the proposal of the Committee on Appointments and Remuneration, to reinstate Mr. Sebastián Battaner Arias as independent director, considering the fact of his present disassociation from the savings institutions grouped within Federación de Cajas de Ahorro de Castile y León, his lengthy professional experience, his demonstrated independence in judgment and solid personal prestige, as well as his broad institutional presence in an area of extreme importance to IBERDROLA, S.A.

This assumes that the mentioned savings institutions, as of the date of that resolution, ceased to be deemed the holders of significant shares, considering the equity share thereof and the lack of representation on the board.

Reports and other resolutions

This past 22 February 2006, the Board approved the Annual Report on Corporate Governance for 2005, in accordance with the form required by Circular 1/2004 of 17 March of the Spanish securities regulator (CNMV).

On the same date, the Board of Directors approved the Report on the Activities of the Audit and Compliance Board for fiscal year 2005, the publication of which is intended to contribute to "good practices" in corporate governance by disseminating the annual activities of the latter Board.

Disclosure

One of our Company's core corporate governance principles is to promote maximum transparency in the information -financial and other- provided to shareholders and markets. In line with this commitment, in the first quarter of 2006, the



company maintained a high level of activity with regard to information for institutional investors and financial analysts, which no doubt contributed to the excellent performance of IBERDROLA's stock over the period.

Furthermore, the Spanish stock market commission has been informed as to all of the pertinent facts arising in relation to the Corporate Governance of the Company, such as the notice of meeting, documentation, and resolutions of the general shareholders' meeting held this past 30 March, providing as well the Periodic Public Information and the Annual Financial Statements for 2005, which include material on related transactions.



Spanish stock market commission (CNMV): Principal relevant facts and other communications since January

Event	Registration No.
IBERDROLA has acquired from Naturener 100% of its subsidiary Naturener Eólica, which is availed of 280 MW of capacity in an advanced stage of development in the autonomous communities of Castile-La Mancha, Andalusia, and Castile and León.	63203
The Company provides the memorandum relating to the position of Iberdrola Portugal in relation to EDP, Galp and the reorganization of the Portuguese energy industry.	19779
IBERDROLA and GAMESA, by means of the Nuevas Inergías Ibéricas consortium, in which there is also participation on the part of the Portuguese companies lusas Visabeira, Alberto Mesquita, MECI, and Galucho, on this date in Lisbon presented an industrial project contemplating the construction of five wind power generation plants in Portugal that will represent a significant investment.	19822
The Company informs as to the date of the presentation of its annual results.	19873
IBERDROLA informs that, in execution of the resolution of the Board of Directors, it is going to offer its employees, for the second consecutive year, the ability to receive a portion of the variable remuneration in shares. The delivery is to take place during the month of March 2006.	19891
IBERDROLA provides the press release relating to the decision from the government on the Endesa tender offer from Gas Natural.	19904/63837
The Company provides information on its results for 2005.	19906/63985/19935
The Company provides the resolutions of the Board of Directors held on 22 February 2006.	64281
The Company provides the Annual Corporate Governance Report for 2005.	64298
The company provides additional information on the Regular General Shareholders' Meeting to take place on 29 or 30 March 2006, in first or second call, respectively.	64342
The Company provides the corrected text of the resolution relating to point nine on the agenda of meeting for the general shareholders' meeting.	64510
The Company informs that through the consortium Nuevas Energías Ibéricas (NEI), in which Gamesa and the Portuguese companies Visabeira, Alberto Mesquita, MECI, and Galucho also have holdings, they submitted their application this past Friday, 24 February, for bidding for the share of wind power capacity in Portugal called by the Portuguese government in 2005.	20141
Unicaja informs that it has increased its share in IBERDROLA to reach 1.5% of the equity.	64777
The Company provides a continuation of Communiqué No. 19891 relating to the delivery of shares in the Company to its employees as part of their variable remuneration.	20184
The Company informs that the Regular General Shareholders' Meeting held on 30 March, 2006, with a favourable vote greater than two thirds of the capital present and represented, approved each of the resolutions included on the agenda.	65375

IBERDROLA informs you that the data used to send you this information are included in a file property of IBERDROLA, S.A., with the only purpose of sending you financial information about the Company. Such data were included in our file either at your request or due to previous relations held between you and IBERDROLA.

As stated by the Organic Law 15/1999 of 13 December on the Protection of Personal Data (Ley Orgánica de Proteccion de Datos de Caracter Personal, LO 15/1999), you can at any time exercise your rights of access, rectification, objection and cancellation on your personal data. Should this be the case, you must send a letter, with a photocopy of your identity card or passport attached, to the following address:

IBERDROLA, S.A.
Investor relations
C/ Tomás Redondo, 1
28033 - Madrid (Spain)

Notwithstanding this, if you are not interested in receiving any more information related to Iberdrola, please let us know by calling the toll free line +34 900 10 00 19.

IBERDROLA

IBERDROLA, S.A.
Investor relations
Phone: 00 34 91 784 2804
Fax: 00 34 91 784 2064
investor.relations@iberdrola.es

IBE-WATCH

IBERDROLA — June 2006

investor.relations@iberdrola.es T: + 34 91 784 28 04 F: + 34 91 784 20 64

UPCOMING EVENTS

2006 FIRST HALF RESULTS: JULY 20th, 2006. MADRID. 9:30 a.m. Iberdrola Corporate Building. Video-broadfast live.

IBERDROLA´s Net Electricity Production (provisional) (*)

	April – June 2006			Year 2006		
SPAIN	GWh	% Weight	Vs 2005	GWh	% Weight	Vs 2005
Hydro	2,604	17.4%	12.6%	4,756	14.6%	6.4%
Nuclear	5,765	38.6%	32.7%	12,427	38.0%	15.2%
Coal	933	6.3%	-26.2%	2,629	8.0%	-19.0%
Fuel-Oil	230	1.5%	-65.8%	787	2.4%	-58.0%
Combined Cycle	3,317	22.2%	-1.5%	7,379	22.6%	18.1%
Cogeneration	341	2.3%	-0.3%	715	2.2%	-0.6%
Renewables	1,735	11.6%	2.1%	3,988	12.2%	14.9%
Wind	1,570		4.2%	3,663		16.2%
TOTAL	14,925	100.0%	6.6%	32,681	100.0%	6.1%
Demand	23,408		1.6%	49,581		2.5%
Hydro Reservoir levels at 06.30.06				51.3% (5,788 GWh)		
LATAM	GWh	% Weight	Vs 2005	GWh	% Weight	Vs 2005
Hydro	288	5.1%	11.6%	518	4.7%	9.3%
Combined Cycle	5,231	92.9%	23.3%	10,266	93.2%	20.6%
Cogeneration	114	2.0%	-8.8%	236	2.1%	7.3%
TOTAL	5,633	100.0%	21.8%	11,020	100.0%	19.7%
Demand (managed)	6,985		4.8%	13,815		4.8%
GROUP	GWh		Vs 2005	GWh		Vs 2005
TOTAL NET PRODUCTION	20,558		10.4%	43,701		9.2%
TOTAL DEMAND	30,393		2.4%	63,396		3.0%

(*)Production acorded to the consolidation method used

Spanish Energy Balance (Provisional. Source: Red Eléctrica de España, S.A.)

	April – June 2006		Year 2006	
	GWh	Vs 2005	GWh	Vs 2005
Hydro	5,922	-4.6%	11,662	4.2%
Nuclear	13,299	13.4%	29,390	7.8%
Coal	14,892	-17.1%	33,384	-12.6%
Fuel-Oil	922	-58.2%	2,687	-53.8%
Combined Cycle	15,475	33.2%	31,571	44.3%
GROSS PRODUCTION O. Regime	50,510	1.6%	108,695	4.2%
Own consumption	-1,918	-8.0%	-4,209	-5.0%
Special Regime	12,274	-2.1%	25,830	0.2%
NET PRODUCTION	60,866	1.1%	130,316	3.7%
Pumping consumption	-1,011	-44.7%	-2,547	-26.0%
International Exchanges	-188	N/A	-1,956	N/A
DEMAND IN TRANSMISSION	59,668	1.5%	125,813	2.0%

Wholesale Market data

	April – June 2006	Año 2006
Bilateral: average price (€ / MWh) (*)	42.35	42.35
Daily Market average price (€ / MWh)	51.40	64.03
Total Markets average price (€ / MWh)	62.53	68.30
Iberdrola's total market share (**)	24.5%	25.5%

(*) Since 03/03/06. Includes all items

(**)Iberdrola´s total Production over Total Demand in Spain

investor.relations@iberdrola.es T: + 34 91 784 28 04 F: + 34 91 784 20 64

IBERDROLA's Installed Capacity (provisional)

SPAIN	H1 2005 MW	H1 2005 % Weight	H1 2006 MW	H1 2006 % Weight
Hydro	8,820	38.2%	8,819	35.7%
Nuclear	3,335	14.5%	3,344	13.5%
Coal	1,247	5.4%	1,253	5.1%
Fuel-Oil	2,888	12.5%	2,889	11.7%
Combined Cycle	3,200	13.9%	4,000	16.2%
Cogeneration	295	1.3%	387	1.6%
Renewables	3,280	14.2%	4,004	16.2%
TOTAL	23,065	100.0%	24,696	100.0%

LATAM	H1 2005 MW	H1 2005 % Weight	H1 2006 MW	H1 2006 % Weight
Hydro	299	9.1%	307	9.3%
Combined Cycle	2,897	88.1%	2,897	87.9%
Cogeneration	93	2.8%	93	2.8%
TOTAL	3,289	100.0%	3,297	100%

GROUP	H1 2005 MW	H1 2005 % Weight	H1 2006 MW	H1 2006 % Weight
Hydro	9,119	34.6%	9,126	32.6%
Nuclear	3,335	12.7%	3,344	11.9%
Coal	1,247	4.7%	1,253	4.5%
Fuel-Oil	2,888	11.0%	2,889	10.3%
Combined Cycle	6,097	23.1%	6,897	24.6%
Cogeneration	388	1.5%	480	1.7%
Renewables	3,280	12.4%	4,004	14.3%
TOTAL INSTALLED CAPACITY	26,354	100.0%	27,993	100%

IBERDROLA's Emissions Indicators (provisional)

	H1 2005	H1 2006
C02 emissions over the period (gr. CO2 /KWh): Total	260	231
C02 emissions over the period (gr. CO2 /KWh): Spain	231	189
Emission-free production: total (GWh)	19,201	21,689
Emission-free production: Spain (GWh)	18,727	21,171
Ratio of emission-free production to total production (%)	48.0%	49.6%
Ratio of emission-free production in Spain to total production (%)	60.8%	64.8%
Total emission-free installed capacity: Total (MW)	15,742	16,474
Total emission-free installed capacity: España (MW)	15,435	16,167
Emission-free installed capacity: Total (%)	59.7%	58.9%
Emission-free installed capacity: España (%)	66.9%	65.5%

investor.relations@iberdrola.es T: + 34 91 784 28 04 F: + 34 91 784 20 64

Stock Market

	Iberdrola	Ibex 35	EuroStoxx Utilities
April- June 2006			
Max (Date)	27.04 (05/05/06)	12,083.3 (05/09/06)	439.88 (04/21/06)
Min (Date)	24.14 (05/22/06)	10,797.5 (06/13/06)	394.31 (06/19/06)
Quartely Change	+1.09 %	-2.58 %	-2.35 %
Year 2006			
Max (Date)	27.64 (02/24/06)	12,083.3 (05/09/06)	440.46 (02/24/06)
Min (Date)	22.49 (01/18/06)	10,665.60 (01/24/06)	379.97 (01/01/06)
Yearly Change	+16.63 %	+7.59 %	+10.29 %

Iberdrola, Ibex35 & EuroStoxx Utilities in 2006
(January 1 - June 30)


125
120
115
110
105
100
95
Iberdrola
IBEX 35
EUROSTOXX Utilities

Ratios	
Market Capitalization (06/30/06)	24,279
P/E (price at 06/30/06 / EPS 05)	17.6
P/BV (price at 06/30/06 / Equity 05)	2.6

Dividend Information	
Gross Interim (01/02/06)	0.367
Gross Final (06/03/07)	0.518
Dividend Yield (Div. paid / Close price 05)	3.8%

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Financials

	T1 2006	
	MM€	Vs. T1 2005 (%)
Gross Margin	1,493.9	+21.8
EBITDA	1,056.6	+21.3
EBIT	788.4	+24.5
Profit before taxes	630.7	+16.9
Net profit	403.2	+16.3

	MM€	Vs. Dec. 2005
Total Assets	31,712	+1,233
Equity	9,486	+71
Net Debt	13,031	+820
Capex	435	+15

	T1 2006	T1 2005
EPS	0.45	0.38
CFPS	0.74	0.63
Gearing	57.9%	56.5%

	Senior Unsecured Debt Credit Rating	Outlook
S&P	A+	Credit watch negative
Moody's	A2	Credit watch negative
Fitch	AA-	Credit watch negative

(*) By virtue of the agreement for the acquisition of assets signed with Gas Natural and subject to the approval of the pertinent authorities:
- S&P has placed IBERDROLA Senior Unsecured Debt Credit Rating at "credit watch with negative implications"
- Moody's has placed IBERDROLA Senior Unsecured Debt Credit Rating at "review for a possible downgrade"
- After Government approval of Gas Natural bid over Endesa, Fitch placed the Senior Unsecured Debt Credit Rating of IBERDROLA at "credit watch negative" (RWN). On February of 2006, it upgraded such rating from A+ to AA- as a result of a change in its analysis methodology.

Sustainability

	Rating / Situation
Sostenibilidad	
Dow Jones Sustainability World Index 05	77 points / Group of leaders: Among the top 3 in the *Worldwide Utilities* category
Dow Jones Sustainability Stoxx Index 05	77 points / Group of leaders: Among the top 3 in the *European Utilities* category
OEKOM	B- / Group of leaders: Top Spanish company and among the top 3 in the *Worldwide Utilities* category
Global 100 Most Sustainable Corporations in the Wo	IBERDROLA among the 100 most sustainable companies in the world
Pacific Sustainability Index (PSI)	Group of leaders: Among the top 3 in the *Energy & Utilities Sectors* category
Carbon Disclosure Project	Member of the Climate Leadership Index 2005
Business Week, Climate Group	Group of leaders: Among the top 3 in the ranking of most outstanding companies in the management of greenhouse gases
INNOVEST	Included in group 5 "Best in Class" in the utilities industry.
VIGEO	Ranking of from neutral to positive in the main categories
EIRIS - Evaluator of FTSE4GOOD	IBERDROLA is in the process of evaluation
Corporate reputation	
MERCO 2006	Leader in the energy, gas, and water industry
Corporate governance	
FTSE ISS Corporate Governance Index (CGI)	Iberdrola has been included in the index



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UPCOMING EVENTS

NINE MONTHS RESULTS 2006: OCTOBER 18th, 2006. London.
Merchant Taylors' Hall 30 Threadneedle Street. London C2R 8JB. 08:30 am / 09:30 am (Madrid time)

IBERDROLA's Net Electricity Production (provisional) (*)

	July - September 2006			Year 2006		
SPAIN	GWh	% Weight	Vs 2005	GWh	% Weight	Vs 2005
Hydro	1,855	10.8%	25.3%	6,611	13.3%	11.1%
Nuclear	6,302	36.7%	13.1%	18,729	37.6%	14.5%
Coal	1,709	9.9%	-7.7%	4,338	8.7%	-14.9%
Fuel-Oil	979	5.7%	-0.2%	1,766	3.5%	-38.1%
Combined Cycle	4,385	25.5%	7.0%	11,764	23.6%	13.7%
Cogeneration	339	2.0%	1.5%	1,054	2.1%	0.1%
Renewables	1,620	9.4%	15.5%	5,608	11.2%	15.1%
Wind	1,518		19.8%	5,181		17.2%
TOTAL	17,189	100.0%	9.4%	49,870	100.0%	7.2%
Demand	24,972		7.1%	74,553		4.0%
Hydro Reservoir levels at 09.30.06				40.6% (4,580 GWh)		
LATAM	GWh	% Weight	Vs 2005	GWh	% Weight	Vs 2005
Hydro	392	6.8%	6.5%	910	5.4%	8.1%
Combined Cycle	5,195	90.8%	3.7%	15,461	92.3%	14.3%
Cogeneration	136	2.4%	100.0%	372	2.2%	29.2%
TOTAL	5,723	100.0%	5.1%	16,743	100.0%	14.3%
Demand (managed)	6,777		3.7%	20,592		4.4%
GROUP	GWh		Vs 2005	GWh		Vs 2005
TOTAL NET PRODUCTION	22,912		8.3%	66,613		8.9%
TOTAL DEMAND	31,749		6.4%	95,145		4.1%

(*)Production acorded to the consolidation method used

Spanish Energy Balance (Provisional. Source: Red Eléctrica de España, S.A.)

	July - September 2006		Year 2006	
	GWh	Vs 2005	GWh	Vs 2005
Hydro	4,114	5.9%	15,776	4.6%
Nuclear	14,940	5.3%	44,330	6.9%
Coal	18,260	-4.0%	51,644	-9.7%
Fuel-Oil	2,280	-7.3%	4,967	-40.0%
Combined Cycle	18,280	27.5%	49,852	37.5%
GROSS PRODUCTION O. Regime	57,875	7.4%	166,570	5.3%
Own consumption	-2,366	4.1%	-6,575	-2.0%
Special Regime	10,835	-4.7%	36,665	-1.3%
NET PRODUCTION	66,343	5.3%	196,659	4.2%
Pumping consumption	-1,326	-20.1%	-3,873	-20.4%
International Exchanges	-601	N/A	-2,557	N/A
DEMAND IN TRANSMISSION	64,416	6.1%	190,229	3.2%

Wholesale Market data

	July - Sept. 2006	Año 2006
Bilateral: average price (€ / MWh) (*)	42.35	42.35
Daily Market average price (€ / MWh)	53.15	61.37
Total Markets average price (€ / MWh)	66.90	68.69
Iberdrola's total market share (**)	26.3%	25.8%

(*) Since 03/03/06. Includes all items
(**)Iberdrola's total Production over Total Demand in Spain

Investor Relations Tomás Redondo, 1 28033 Madrid



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IBERDROLA´s Installed Capacity (provisional)

SPAIN	9M 2005 MW	9M 2005 % Weight	9M 2006 MW	9M 2006 % Weight
Hydro	8,819	36.8%	8,819	35.6%
Nuclear	3,335	13.9%	3,344	13.5%
Coal	1,247	5.2%	1,253	5.1%
Fuel-Oil	2,889	12.0%	2,889	11.7%
Combined Cycle	4,000	16.7%	4,000	16.1%
Cogeneration	387	1.6%	387	1.6%
Renewables	3,304	13.8%	4,076	16.5%
TOTAL	23,981	100.0%	24,768	100.0%

LATAM	MW	% Weight	MW	% Weight
Hydro	299	9.1%	307	9.3%
Combined Cycle	2,897	88.1%	2,897	87.9%
Cogeneration	93	2.8%	93	2.8%
TOTAL	3,289	100.0%	3,297	100%

GROUP	MW	% Weight	MW	% Weight
Hydro	9,118	33.4%	9,126	32.5%
Nuclear	3,335	12.2%	3,344	11.9%
Coal	1,247	4.6%	1,253	4.5%
Fuel-Oil	2,889	10.6%	2,889	10.3%
Combined Cycle	6,897	25.3%	6,897	24.6%
Cogeneration	480	1.8%	480	1.7%
Renewables	3,304	12.1%	4,076	14.5%
TOTAL INSTALLED CAPACITY	27,270	100.0%	28,065	100%

IBERDROLA´s Emissions Indicators (provisional)

	9M 2005	9M 2006
C02 emissions over the period (gr. CO2 /KWh): Total	269	247
C02 emissions over the period (gr. CO2 /KWh): Spain	242	206
Emission-free production: total (GWh)	28,023	31,858
Emission-free production: Spain (GWh)	27,181	30,948
Ratio of emission-free production to total production (%)	45.8%	47.8%
Ratio of emission-free production in Spain to total production (%)	58.4%	62.1%
Total emission-free installed capacity: Total (MW)	15,757	16,546
Total emission-free installed capacity: España (MW)	15,458	16,239
Emission-free installed capacity: Total (%)	57.8%	59.0%
Emission-free installed capacity: España (%)	64.5%	65.6%



IBE-WATCH

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Stock Market

	Iberdrola	Ibex 35	EuroStoxx Utilities
July - September 2006			
Max (Date)	38.16 (09/27/06)	12,950.00 (09/27/06)	474.99 (09/27/06)
Min (Date)	25.7 (07/17/06)	11,161.00 (07/18/06)	400.98 (07/14/06)
Quartely Change	31.08%	12.01%	11.93%
Year 2006			
Max (Date)	38.16 (09/27/06)	12,950.00 (09/27/06)	474.99 (09/27/06)
Min (Date)	22.49 (01/18/06)	10,665.6 (01/24/06)	379.97 (01/01/06)
Yearly Change	52.88%	20.50%	23.44%

Iberdrola, Ibex35 & EuroStoxx Utilities in 2006
(January 1 - September 30)


170
165
160
155
150
145
140
135
130
125
120
115
110
105
100
95
Iberdrola
IBEX 35
EUROSTOXX Utilities

Ratios	
Market Capitalization (09/30/06)	31.825
P/E (price at 09/30/06 / EPS 05)	23,1
P/BV (price at 09/30/06 / Equity 05)	3,4

Dividend Information	
Gross Interim (01/02/06)	0.367
Gross Final (06/03/07)	0.518
Dividend Yield (Div. paid / Close price 05)	3.8%

IBERDROLA IBE-WATCH

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Financials

	S1 2006	
	MM€	Vs. S1 2005 (%)
Gross Margin	2,845.8	+21.9
EBITDA	1,916.4	+20.0
EBIT	1,388.5	+24.9
Profit before taxes	1,280.1	+32.5
Net profit	817.8	+25.2

	MM€	Vs. Dec 2005
Total Assets	32,013	+1,535
Equity	9,795	+380
Net Debt	13,605	+1,394
Capex	1,153	+160

	S1 2006	S1 2005
EPS	0.91	0.72
CFPS	1.3	1.2
Gearing	58.1%	56.5%

	Senior Unsecured Debt Credit Rating	Outlook
S&P	A+	Credit watch negative
Moody's	A2	Credit watch negative
Fitch	AA-	Credit watch negative

(*) By virtue of the agreement for the acquisition of assets signed with Gas Natural and subject to the approval of the pertinent authorities:
- S&P has placed IBERDROLA Senior Unsecured Debt Credit Rating at "credit watch with negative implications"
- Moody´s has placed IBERDROLA Senior Unsecured Debt Credit Rating at "review for a possible downgrade"
- After Government approval of Gas Natural bid over Endesa, Fitch placed the Senior Unsecured Debt Credit Rating of IBERDROLA at "credit watch negative" (RWN). On February of 2006, it upgraded such rating from A+ to AA- as a result of a change in its analysis methodology.

Sustainability

	Rating / Situation
Sostenibilidad	
Dow Jones Sustainability World Index 06	74 points / Sustainability Leaders Group
Dow Jones Sustainability Stoxx Index 06	74 points / Sustainability Leaders Group
OEKOM	B- / Group of leaders: Top Spanish company and among the top 3 in the *Worldwide Utilities* category
Global 100 Most Sustainable Corporations in the Wo	IBERDROLA among the 100 most sustainable companies in the world
Pacific Sustainability Index (PSI)	Group of leaders: Among the top 3 in the *Energy & Utilities Sectors* category
Carbon Disclosure Project	Member of the Climate Leadership Index 2005
Business Week, Climate Group	Group of leaders: Among the top 3 in the ranking of most outstanding companies in the management of greenhouse gases
INNOVEST	Included in group 5 "Best in Class" in the utilities industry.
VIGEO	Ranking of from neutral to positive in the main categories
EIRIS - Evaluator of FTSE4GOOD	IBERDROLA is in the process of evaluation
Corporate reputation	
MERCO 2006	Leader in the energy, gas, and water industry
Corporate governance	
FTSE ISS Corporate Governance Index (CGI)	Iberdrola has been included in the index



Nine months results 2006

Quarterly report


IBERDROLA

NET PROFIT TOTALS 1,236.4 MILLION EUROS IN NINE MONTHS

Maintaining the growth trend of the First Half of the year, in line with the targets of Net Profit set in the Strategic Plan 2001-2006

More production (66,613 GWh; +8.9%), while reducing CO_2 emissions by 8.2%.

- Increase in hydro (+10.7%) and nuclear production (+14.5%).
- Wind and mini-hydroelectric production increases to 5,608 GWh (+15.1%; 494 GWh International).
- Production from combined cycles in Spain increases by 13.7%.
- CO_2 emissions reduced by 14.8% in Spain, reaching 30,948 GWh of emission-free production, 62.1% of the total generated.
- In Mexico and Brazil, production increases by 14.3% over the same period in 2005.

EBITDA up 22.6% to €2,934.9 million.

- Domestic Energy business (excluding Renewables) increases EBITDA by 23.3% due to the improving evolution of Supply and Gas businesses.
- Renewables and International business represent 31% of EBITDA, compared with 27.5% for same period in 2005.
  - Wind Energy business EBITDA reaches €410.1 million (+42.5%).
  - EBITDA of International business totals €501.3 million (+35.1%).

2007-2009 Strategic Plan.

- A growth Plan based on Energy business: Investments for Eur 9 Bn along the period
- Creating a larger, more efficient, more profitable, more international and more solid IBERDROLA
- Strategic Plan's targets: Net Proft of Eur 2,350 MM, dividend to grow in line with Net Profit, leverage below 55%, Net Operating Expenses to Gross Margin ratio lower than 28%.



Basic figures for the businesses

Operating Data		9M 2006	9M 2005	%
Net production	**GWh**	**66,613**	**61,183**	**8.9**
Gas combined cycle	GWh	27,225	23,869	14.1
Wind energy and mini-hydroelectric	GWh	5,608	4,873	15.1
Hydroelectric	GWh	7,521	6,792	10.7
Nuclear	GWh	18,729	16,358	14.5
Fuel oil	GWh	1,766	2,854	-38.1
Coal	GWh	4,338	5,097	-14.9
Cogeneration	GWh	1,426	1,340	6.4
Installed capacity	**MW**	**28,065**	**27,270**	**2.9**
Gas combined cycle	MW	6,897	6,897	-
Wind energy and mini-hydroelectric	MW	4,076	3,304	23.4
Hydroelectric	MW	9,126	9,118	0.1
Nuclear	MW	3,344	3,335	0.3
Fuel oil	MW	2,889	2,889	-
Coal	MW	1,253	1,247	0.5
Cogeneration	MW	480	480	-
Energy distributed	**GWh**	**95,145**	**91,427**	**4.1**
Customers (managed supply points)	**No. (mil)**	**18.1**	**17.5**	**3.4**
Employees	**No.**	**15,884**	**16,696**	**-4.8**



Operating Data		9M 2006	9M 2005	%
Spain				
Net production	**GWh**	**49,870**	**46,531**	**7.2**
Gas combined cycle	GWh	11,764	10,346	13.7
Wind energy and mini-hydroelectric [1]	GWh	5,608	4,873	15.1
Hydroelectric	GWh	6,611	5,950	11.1
Nuclear	GWh	18,729	16,358	14.5
Fuel oil	GWh	1,766	2,854	-38.1
Coal	GWh	4,338	5,097	-14.9
Cogeneration	GWh	1,054	1,053	0.1
Installed capacity	**MW**	**24,768**	**23,981**	**3.3**
Gas combined cycle	MW	4,000	4,000	-
Wind energy and mini-hydroelectric [1]	MW	4,076	3,304	23.4
Hydroelectric	MW	8,819	8,819	-
Nuclear	MW	3,344	3,335	0.3
Fuel oil	MW	2,889	2,889	-
Coal	MW	1,253	1,247	0.5
Cogeneration	MW	387	387	-
Energy distributed	**GWh**	**74,553**	**71,701**	**4.0**
Regulated market	GWh	58,496	42,312	38.2
Supply	GWh	16,057	29,389	-45.4
Gas supplies	**GWh**	**36,634**	**38,235**	**-4.2**
Users	GWh	11,377	16,171	-29.6
Gas combined cycle	GWh	25,257	22,064	+14.5
Customers (managed supply points)	**No. (mil)**	**9.7**	**9.7**	**-**
Latin America				
Production	**GWh**	**16,743**	**14,653**	**14.3**
Gas combined cycle	GWh	15,461	13,523	14.3
Hydroelectric	GWh	910	842	8.1
Cogeneration	GWh	372	288	29.2
Installed capacity	**MW**	**3,297**	**3,289**	**0.2**
Gas combined cycle	MW	2,897	2,897	-
Hydroelectric	MW	307	299	2.7
Cogeneration	MW	93	93	-
Energy distributed (under management)	**GWh**	**20,592**	**19,720**	**4.4**
Customers (managed supply points)	**No. (mil)**	**8.4**	**7.8**	**7.7**

Note: Installed capacity, production, and number of employees according to consolidation criterion

(1) Includes 348 MW of international capacity with an output of 494 GWh.



Market data		9M 2006	9M 2005
Market capitalisation (30/09)	€ million	31,825	20,961
Earnings per share (nine months)	€	1.37	1.09
Net operating cash flow per share (nine months)	€	2.16	1.85
P/E Ratio (price at close of six months/EPS of the previous year)	Times	23.1	17.5
Price/Book Value (Capitalisation to NBV at end of period)	Times	3.0	2.2

Financial data

Income Statement		9M 2006	9M 2005
Net Sales	€ million	8,152.7	8,441.0
Earnings Before Interest, Tax, Depreciation and Amortisation (EBITDA)	€ million	2,934.9	2,393.3
Earnings Before Interest and Tax (EBIT)	€ million	1,997.0	1,643.8
Net Profit	€ million	1,236.4	984.0
Net operating expenses/Gross margin	%	28.6%	30.5%

Balance Sheet		9M 2006	2005
Total assets	€ million	32,787	30,479
Shareholders' equity	€ million	10,304	9,415
Adjusted Net Financial Debt (1)	€ million	14,325	12,211
ROE	%	16.6	15.4
Financial leverage (2)	%	58.2	56.5
Debt/equity ratio	Times	1.4	1.3

(1) Includes the amounts corresponding to the tariff insufficiency: €1,341 million as at December 2005 and €427 million corresponding to 2006 accumulated as at September 2006.

(2) Net debt/(Net debt + Shareholder´s equity). Includes *financing of the tariff* insufficiency. Not including this issue, leverage as at September 2005 would stand at 54.8% and at 54.9% in September 2006.



Highlights of the period

- As at 30 September 2006, IBERDROLA achieved a new record in Group's production, which grew 8.9% to 66,613 GWh, driven by the use of the most environmentally efficient technologies. This high growth has been achieved while reducing CO_2 emissions by 8.2%. In Spain, emissions were reduced by 14.8%, which led emission-free production to contribute 62.1% to total production, which reached 49,870 GWh. It is also worth highlighting that:

  - Hydro production increased by 10.7%

  - Wind production grew 17.2% to 5,181 GWh (494 GWh international).

  - High availability of nuclear power plants, with an output increase of 14.5% compared to 2005.

  - Production from combined cycles increased by 13.7% in Spain and by 14.3% in Latin America.

  - Reduction in production from the most-polluting energy sources, with a decline of 14.9% in production from coal and 38.1% from fuel oil.

- Operating Profit recorded a significant improvement both in gross terms (EBITDA +22.6%) and in net terms (EBIT +21.5%).

- The Domestic Energy business (ex-Renewables) increased its EBITDA by 23.3% due to the growing contribution from Commercial and Gas, which reduced the impact of Royal Decree-Law 3/2006 on the Distribution business. It should also be noted that IBERDROLA Distribution, SAU initiated operative actions on 9 June 2006 for the purpose of minimising the effects of the Royal Decree-Law mentioned above.

  - Renewables: EBITDA grew to €410.1 million, after a 17.2% increase in wind energy production.

  - International: EBITDA up 35.1% to €501.3 million, due to the positive development of business in Mexico and Brazil. Of particular note is the 14.3% increase in production, obtained as a result of improvements in efficiency and availability in generation, and a 4.4% increase in distributed energy. The positive development in the exchange rates for the reference currencies in the period, which had an impact of around € 49 million, should also be mentioned.

- Net Profit was €1,236.4 million (+25.7%), slightly above the 21.5% improvement seen in EBIT and in line with that obtained in the first half of the year. In addition, Net Profit



includes €178 million accounted for as Income from Non-Current Assets derived from the recurrent real estate business, as well as the sale of Azertia, which was partially offset by a higher tax rate of 31.9% compared to 29.4% in 2005, and greater financial expenses resulting from the increase in average net debt due to the effect of the tariff insufficiency.

- In October, IBERDROLA signed two transactions with Gamesa that will allow the Company to achieve the growth targets included in the Strategic Plan. Under the first transaction, IBERDROLA will purchase from Gamesa 2,700 MW of wind turbines for Eur 2.3 Bn in the period 2007-2009; under the second transaction, IBERDROLA will purchase wind parks in the US for a capacity close to 1,000 MW.

• On October 4th, IBERDROLA presented its 2007-2009 Strategic Plan, with the following highlights:

- A larger size: The Company will invest € 9 billion in the period.

- More internationalization: Almost 40% of total investments will be allocated ouside Spain.

- More strength and solidity: Leverage below 55%.

- Improvements in efficiency: Net Operating Expenses to Gross Margin ratio will be below 28%.

- More profitability: Increasing Net Profit (€ 2,350 million in 2009) and more dividends (over € 3 billion).



Development of the Strategic Plan 2001-2006

1. INVESTMENTS IN GENERATION

Installed capacity

During the first nine months of 2006, IBERDROLA commissioned 176 MW of additional capacity over the levels of December 2005, reaching 28,065 MW of total installed capacity. The new capacity put on line is derived entirely from new wind energy and mini-hydroelectric facilities. Spain represents 88.25% of total installed capacity, with 24,768 MW.


Installed capacity
Group total (MW)
27,270
+2.9%
28,065
9M 2005
9M 2006

Year-on-year, the installed capacity at the end of the first nine months of 2006 is 2.9% higher than at the end of the same period in 2005. The following is a breakdown of the capacity added in the last 12 months:

Additional capacity (MW)	MW	Facilities commissioned in the last 12 months
Wind and mini-hydroelectric	772	New plants in Spain, Europe and Latin America
Conventional generation	23	Recognised capacity increases
Total	795	

1.1 SPAIN

- Combined Cycle Plants

Installed capacity

Total operating capacity of IBERDROLA in Combined Cycle plants in Spain at the end of September 2006 was 4,000 MW (4,800 MW under management), corresponding to eight plants.

Project	Capacity (MW managed)	Start of operations
Castellón	800	2002
Castejón	400	2003
BBE	800	2003
Tarragona	400	2003
Santurce	400	2004
Arcos Grupos I y II	800	2004
Aceca	400	2005
Arcos Grupo III	800	2005
Escombreras	800	2006
Total 2006	5,600	
Castellón 4	800	2007
Total 2002-2007	6,400 (5,600 OWNED)	2007



Escombreras Combined Cycle

In October, IBERDROLA is finishing the testing period before the start of commercial operation of its new combined-cycle group in Escombreras (800 MW), in Cartagena (Murcia), the ninth built by the Company in Spain since the 2001-2006 Strategic Plan was implemented. This group will begin to contribute to results in the fourth quarter of this fiscal year, bringing attributable capacity installed to 4,800 MW at the close of the 2006 fiscal year.

Construction of this new combined cycle implied dismantling the old fuel oil-powered groups 1, 2 and 3, with a total capacity of 280 MW that the Company had in place on the same land, while maintaining operational groups 4 and 5 with a total capacity of 554 MW.

- Hydroelectric energy

The Ministry of the Environment has authorised two new hydroelectric plants, corresponding to a new unit in the La Muela plant, in Valencia, which will multiply by two its current capacity (630 MW), and a increase in capacity of 175 MW in the San Esteban plant, in the basin of river Sil.

- Wind and Mini-hydroelectric energy

As of 30th September 2006, IBERDROLA had a **installed capacity** of 4,076 MW (3,743 MW of wind energy and 333 MW of mini-hydroelectric plants), which strengthens IBERDROLA's position as worldwide leader in this business. In the first nine months of this fiscal year, 266 additional MW were installed (249 MW of wind energy and 17 MW mini-hydroelectric). Year-on-year, installed capacity at the end of September 2006 is 23.4% higher than at the end of September 2005.


Capacity (MW)
+772 MW
3,304
4,076
2,988
3,743
306
333
9M 2005
9M 2006
Wind
Mini-hydroelectric

IBERDROLA plans to reach 10,000 MW of installed power by 2011. With this aim, the Company has carried out a number of operations in the area of renewable energies outside Spain during the nine months of 2006, which increases the project portfolio, now standing at 18,000 MW.

In respect to the **installed capacity by geographic area**, the Company's wind generation facilities now include wind farms in twelve autonomous communities in Spain and in four additional countries: Greece, Portugal, France, and Brazil. In addition to development in countries where it is already present, it has projects at an advanced stage of

development in the UK, Greece, Poland, Germany, France and the US. 91% of the installed capacity of IBERDROLA in renewable energy is located in Spain (3,728 MW). With regard to projects outside of Spain, IBERDROLA already has a total of 348 MW in operation. As a whole, 9% of the 4,076 MW of total installed capacity of IBERDROLA is located outside Spain. IBERDROLA has incorporated into its CORE (Renewables Operation Centre) its wind farms operating in France, Brazil and Portugal, and intends to gradually include all facilities abroad.

New operational capacity:

Spain: The new capacity installed in Spain during the first nine months of 2006 totalled 154 MW, of which 121 MW were installed in Castilla y León and Castilla-La Mancha.

International: New capacity entering into operation during the first nine months of 2006 totalled 112 MW, represented by, among others, 28 MW in Germany as a result of the agreement with Gamesa Energía, 22 MW in France and the completion of existing facilities in Brazil and Greece.

Pipeline of projects

IBERDROLA already has a **pipeline of projects** totalling 18,000 MW at different stages of development, both in Spain and abroad.

During the first nine months of the year, several international operations were carried out involving **additions to the IBERDROLA project portfolio. Of these, the most important is the agreement with Gamesa:**

MW	Under development	Validated resource	Connection rights and under construction
Spain	6,142	5,427	2,089
Wind power	5,288	4,946	1,941
Mini-hydro	192	192	90
Other technologies	662	289	58
International (Wind power)	11,777	5,580	1,203
Total	**17,920**	**11,008**	**3,292**

- **Agreements with Gamesa.** The Boards of Directors of IBERDROLA and Gamesa approved the signing of the largest contract for the supply of wind turbines in the history of the wind energy sector (more than €2,300 million), which will be carried out between 2007 and 2009.
  - Under the terms of this agreement, IBERDROLA will acquire wind turbines from Gamesa with total generation capacity of 2,700 MW. Gamesa will make available turbines for its wind energy projects in Spain, the rest of Europe, the United States and Mexico. The amount of the contract includes the assembly and placing in operation of the wind turbines, as well as operation and maintenance services for those turbines during the guarantee period.
  - In addition, the Boards of Directors of the two companies have approved the conclusion of a wind farm sales agreement in the United States between 2007 and 2009 with installed capacity of about 1,000 MW that will be located in



the states of Pennsylvania, Texas and Illinois. Under this agreement, IBERDROLA will acquire wind-energy facilities with about 500 MW of generation capacity that Gamesa will put into operation by the end of 2009. Of these, there is a firm commitment for 300 MW, with an option on the other 200 MW. The other 500 MW will correspond to the acquisition of projects under development. The price of this transaction, that will be in the range between USD 700 million and USD 1,000 million, will be determined as a function of technical and time variables and the final number of megawatts of wind power acquired by IBERDROLA.



The turbine agreement is the largest transaction in IBERDROLA history
Turbines
US facilities
Period: 2007-2009
Capacity: 2,700 MW
Investment: > €2,300 million
Scope: Spain, rest of Europe, Mexico and U.S.
Period: 2007-2009
Capacity: 1,000 MW
300 MW "Turn-key"
500 MW "Pipeline"
200 MW "Preferential right"

- **Acquisition of Community Energy in the US,** with headquarters in Wayne, Pennsylvania, which has a portfolio of projects totalling 2,000 MW of wind energy in various locations on the country's East Coast in the preliminary study stage and with high likelihood of receiving authorisation, with an additional 200 MW at an advanced stage of development. Community Energy Inc. is the leader in renewable energy certificate trading in the Northeast of the United States, with around 75,000 residential customers and 350 industrial and commercial customers.

- **Acquisition of French company Perfect Wind,** considered one of the companies with the greatest potential for development in the wind energy sector in France, with a project portfolio of 600 MW, of which 10 MW correspond to a wind farm now in the testing period and 86 MW from projects at an advanced stage of development.

- **Signing of Framework Agreement in China** with the district council of Bayannaoer, to study locations where at least 1,000 MW of wind energy output could be installed. Installation depends both on the results of wind measurements and on the approval of the regulatory framework in China, which must be stable and allow for the project's profitability.

- In addition, IBERDROLA has reached an agreement with Guanxi Guidong Electric (300 MW in hydroelectric generation and electric transmission) for the acquisition of a 29% stake in the above-mentioned company.

- New developments have been initiated in Poland, the UK, France, Hungary and Estonia.

- Other Renewable Energy Sources

Solar thermal Energy
In its portfolio IBERDROLA has a total of 13 projects for thermoelectric solar energy in Spain, totalling 605 MW of installed capacity located in Sevilla, Ciudad Real, Madrid, Murcia, Badajoz, Zamora, Albacete, Soria, Teruel and Almeria.

Photovoltaic Energy
The priority is the development of an own pipeline in IBERDROLA's combined cycle and nuclear plants. Currently IBERDROLA has an advanced portfolio of 30 MW in Spain.

Biomass
Development of biomass projects will be done on a very selective basis, always including guarantees that raw material will be supplied over the long term. IBERDROLA plans to install Spain's first timber biomass plant, which will be located in the municipality of Corduente (Guadalajara). IBERDROLA also has two other projects at an advanced stage which will bring the portfolio of the most advanced projects up to 25 MW.

Mini-Hydroelectric within Special Regime
IBERDROLA has a portfolio of 192 MW in Spain and 100 MW at international level.

- Cogeneration

Operating capacity
IBERDROLA has operating capacity in cogeneration plants in Spain of 387 attributable MW, equivalent to a total of 562 MW installed, corresponding to 28 cogeneration plants. IBERDROLA has five liquid manure processing plants, of which the two located in Castilla y León are already in operation.

Capacity under construction
In the month of June, IBERDROLA and its partners began steps for construction of the bioethanol production plant at Barcial del Barco (Zamora). This plant will mean lower levels of CO_2 emission into the atmosphere, amounting to 110,000 tonnes annually.

1.2 Latin america

Mexico

IBERDROLA has consolidated its position as the top private electricity producer in Mexico. The Company already has installed capacity of 2,696 MW, and is building another two combined cycle plants: Altamira V with 1,121 MW, which will be put into operation in November 2006, and Tamazunchale with 1,135 MW, which will start operating in June 2007, the two biggest plants awarded to date in Mexico.

Project	Capacity (MW)	Start of Operations
Enertek	120	100% operational
Monterrey	1,037	100% operational
Altamira IV	1,036	100% operational
La Laguna	500	100% operational
Altamira V	1,121	2006
Tamazunchale	1,135	2007
Total	4,949	

In the area of wind energy IBERDROLA is developing projects in the State of Oaxaca with total capacity up to 150 MW.

Brazil

In Brazil, IBERDROLA has the hydroelectric plant of Itapebí, 450 MW (175 MW attributable to IBERDROLA) and the combined cycle of Termopernambuco with an installed capacity of 520 MW (203 MW attributable to IBERDROLA). In addition, IBERDROLA has six cogeneration plants (93 MW) for private customers through its subsidiary Energyworks Brazil (100% IBERDROLA).

During the first quarter of the year, Neoenergia (39% IBERDROLA) was awarded concessions for building, maintaining, and operating the hydroelectric plant at Baguari and the mini-hydroelectric plants of Nova Aurora and Goiandira, totalling 188 MW of installed capacity.

In the field of wind energy, during the first nine months of the fiscal year IBERDROLA has continued to put into operation the Rio do Fogo wind farm, a Clean Development Mechanism (CDM) project. Located in the state of Rio Grande do Norte (Brazil), this project totals 49.3 MW fully installed and at test stage.

1.3 Europe

Greece

In the field of **wind energy**, IBERDROLA has 193.3 MW on line and 44 MW under construction. IBERDROLA is a strategic partner of Rokas, the top developer and operator of wind farms in Greece, in which it has a 49.9% share. Also in Greece, in October IBERDROLA will finalize the acquisition of the first wind farm in operation (17 MW), which forms part of the agreement on 56 MW signed for this purpose in July 2005.

In the area of **combined cycles**, in the third quarter IBERDROLA acquired from Motor Oil Hellas a 70% interest in Korinthos Power, a Greek company licensed to participate in the bidding process for new combined-cycle capacity begun by the Greek government. Motor Oil will retain 30% of the capital of Korinthos after IBERDROLA buys its stake, and through this agreement both companies intend to enter into the bidding process jointly. The operation carried out with Motor Oil strengthens the Company's commitment to the Greek energy market, which is considered as strategic by IBERDROLA.

Portugal

In the **wind** energy sector, IBERDROLA has 18 MW in operation in Portugal, from the Catefica wind farm. In addition, IBERDROLA has connection points for 150 MW that will enter into operation in the next two years.

Other Countries in European Union

IBERDROLA has various projects in other countries of the EU, mostly in the area of wind energy:



- In **Germany**, 28 MW of **wind** energy have entered into operation at three wind farms. These were the result of a purchase agreement with Gamesa. Additionally, 54 MW are being developed by IBERDROLA and are at various stages of development.

- In **Poland**, IBERDROLA will have 40.5 MW of **wind** energy in operation at the end of 2006 and will begin construction on another 18 MW in October. It also has 103 MW in its portfolio, to be developed in the coming years.

- In **France** IBERDROLA has 42 MW of **wind** energy in operation. The company has a strategic interest in the acquisition of rights and farms in an advanced stage of development, or in positioning itself as an investing partner for local developers. IBERDROLA has an agreement with the German developer P&T Technology and its financial services subsidiary EECH AG for the purchase of farm development rights both in France (100 MW) and in Italy (200 MW). In addition to these agreements, there are the projects acquired from Perfect Wind of 600 MW in portfolio, of which 86 MW are projects at an advanced stage. IBERDROLA has also entered into an agreement with Total and OPT to develop wave energy projects and will start studying sites in France.

- In the **wind** energy sector in **Italy**, through an agreement with P&T, IBERDROLA has the right to acquire 100 MW with an optional expansion of a further 100 MW. IBERDROLA will also acquire a total of 100 MW from Gamesa over the 2006-2009 period under the agreement signed in 2005.

- In the **United Kingdom**, IBERDROLA is developing projects in the area of wind energy that, although in the initial phases, could total 145 MW. In addition, IBERDROLA has completed its first acquisition of wind farms in the UK - two wind farms with a total of 20.55 MW that will enter into operation at the end of 2007.

Other Geographical Areas

In **Latvia**, IBERDROLA has been awarded the construction and the operational supervision and maintenance during 12 years of a combined cycle plant of 420 MW of installed capacity in Riga.

Trading

The Company is developing a major trading business in Europe, with operations in Austria, Belgium, France, Germany, the Netherlands, Portugal, Spain, Switzerland and Italy. In addition, IBERDROLA is participating in monthly and daily auctions carried out by the French electricity system operating company (RTE), which enables it to access the interconnection with Italy. The Company aims to extend these activities in the short term in Europe to other countries such as Poland, Greece and the United Kingdom.

2.- DISTRIBUTION

2.1 Spain

At of the end of the first nine months of fiscal year 2006, IBERDROLA had 9.7 million users in Spain, with total energy distributed on the grid totalling 74,553 GWh, a 4.0% increase over the same period the previous fiscal year. 78.5% of the energy (58,496 GWh) was distributed to the market under integral tariffs.

2.2. Latin America

At of the close of the first nine months of 2006, IBERDROLA has already more than 8.4 million users under management in the region, with energy distributed totalling 20,592 GWh, an increase of 4.4% over the same period in the previous fiscal year.

3.- SUPPLY

3.1 Electricity

- Spanish business: eligible electricity customers

The energy sold on this market totalled 5,674 GWh, a decline of 74.9% from the same period in 2005, as a consequence of the policy of optimisation of results followed.


Electricity sales on the
deregulated market (GWh)
22,580
-74.9%
5,674
9M 2005
9M 2006

3.2 Gas

Procurements:

In the first nine months of 2006, IBERDROLA consolidated its position as Spain's second-largest gas supplier, providing 14.4% of total gas consumed in the deregulated market. IBERDROLA also ended the period with a global supply portfolio of 16.5 bcm per annum, 7.60 bcm of which cover its supply requirements in Spain, with 8.90 bcm in Mexico and Brazil.

During the period, the most significant gas procurements activities were the following:

- Receipt of the first cargo of natural gas at the Sagunto regasification plant, which has the capacity to process 6 bcm per annum since it began operations on 1 April of this year. The vessel Al Thakhira, from Qatar, unloaded 145,000 m^3 of LNG at the Saggas terminal, equivalent to 900 GWh of natural



gas. IBERDROLA is the plant's largest shareholder, with a 30% stake.

- Receipt of the first cargo of liquefied natural gas (LNG), with capacity of 145,000 cubic meters, under the procurement contract signed with Nigeria LNG on 1 April 2002. This shipment falls within the agreement signed with Nigeria LNG for IBERDROLA's long-term acquisition of 10 bcm of LNG.

- Exports to France through the Larrau-Calahorra international gas pipelines and the new Euskadour pipeline. IBERDROLA has already accumulated 1,500 GWh exported in 2006. IBERDROLA was the first company to export gas through Euskadour after it entered into service in June 2006.

- During the fiscal year, to optimise the flexibility of its gas basket, the Company has developed various trading activities, the financial results of which will be discussed below.

- In April, IBERDROLA successfully passed the inspection of the Oil Products Strategic Reserves Company (Corporación de Reservas Estratégicas de Productos Petrolíferos) or CORES with respect to minimum security inventories of natural gas, maintaining 36.5 days, as against the 35 required by Spanish regulations.

Infrastructure:

In order to guarantee the entry of LNG into the gas system, IBERDROLA signed the corresponding agreements for access to the networks, and is promoting first-class infrastructures: the Sagunto regasification plant, in which IBERDROLA is a major shareholder, with 30%, recently approved a 50% expansion of capacity to 9 bcm per annum. The Bahía Bizkaia Gas regasification plant (BBG, 25% IBERDROLA stake) has also been received a classification of "A" in Ministry of Industry planning for carrying out a similar expansion. The Bahía Bizkaia Gas plant has been operating since August 2003 and has received over 100 methane tankers.

It also holds 12% of the company Medgaz, which is developing a direct submarine gas pipeline between Algeria and Spain, with capacity for 8 bcm per annum. It was granted in 2005 as a priority project for the Government, and recently received administrative authorisation from Spain. IBERDROLA has already guaranteed the receipt of at least 1.6 bcm per annum of gas through this new pipeline, beginning in 2009.

In the second quarter of 2006 the company announced it will distribute natural gas for the first time to five cities in the Community of Madrid, to which end it will invest € 30 MM in developing the necessary gas infrastructure, which will benefit over 35,000 homes.

Supply:

In the first nine months of 2006, IBERDROLA consolidated its position as second-largest gas supplier in Spain.

In Europe, in groundbreaking activities in the deregulation of the French market, IBERDROLA began supplying gas to industrial users in that country in 2005.

4. NON-ENERGY BUSINESSES

Iberdrola Inmobiliaria

At the close of the first nine months of 2006, IBERDROLA (through the holding company and its subsidiary Iberdrola Inmobiliaria) is working on 18 **residential developments** (1,488 houses). In the first nine months of the fiscal year, 445 homes were sold. With regard to **non-residential projects**, construction of the AQUA MULTIESPACIO real estate development (Valencia), with 83,000 square metres in constructed surface area, has been completed, and was inaugurated in May. This real estate business is being operated through company Oceanic Pacific Centre, in which Iberdrola Inmobiliaria holds a 50% stake. The construction of the Landaben (Pamplona) Industrial Polygon has been completed as well.

Investments made to purchase land under public deed from 1/1/06 to 9/30/06 totalled €240.2 million. Investments made in development and other items related to land purchases totalled €5.7 million. Investments made in construction works totalled € 56.1 million. Likewise, at the end of September the capital gains of several recurrent transactions have been included. Of special note are those done with assets in Vicálvaro and Aguacate.

Iberdrola Ingeniería y Construcción

Iberdrola Ingeniería y Construcción is executing projects in over 20 countries and has offices in Mexico, Brazil, Russia, Qatar, Greece, Poland, United Kingdom, US, Venezuela, Tunisia, Latvia, Albania, Kenya and Slovakia. The value of the project portfolio is €2 billion.

In the third quarter of 2006, Iberdrola Ingeniería y Construcción obtained an important award for the 225 MW expansion of a open cycle plant in Fujairah (Arab Emirates) for $144 millon.

Likewise, IBERDROLA Ingeniería has strengthened its overseas presence in the **nine months of the fiscal year** by securing 13 major contracts: the construction of the 760 MW combined-cycle plant in Syria (valued at €430 million); the contract to reinforce the electricity grid of the state of Falcón, in Venezuela (USD 80 million); a new contract awarded by the Mexican public electricity company (CFE) to reinforce the electricity grid in the state of Tamaulipas (USD 63.6 million); a contract for the supply of new tubular beams of optimised design for the four condensers of the units 3 and 4 of the Bohunice V2 nuclear plant in Slovakia (about €11 million), as well as other contracts in Italy, Brazil, for the Nuclear plant of Angra, and in Russia, Taiwan and China, three contracts in nuclear plants for maintenance, fuel management and criticality calculations, repectively .


IBERDROLA

In Spain, we note the following as the most significant projects awarded: the construction of the substations and transmission lines necessary for the transmission of the power generated at the Arcos de la Frontera Combined-Cycle Plant (€18.6 million), the construction of a 1 MW photovoltaic solar plant in Toledo (€6 million) and phase V of the photovoltaic solar project for Telefónica (€1 million).

5. TARIFF INSUFFICIENCY

The Company has not registered the tariff insufficiency corresponding to 2006 as it considers that the current regulation establish the necessary mechanisms in order to guarantee its recoverability. The impact of the tariff insufficiency is treated in detail in a specific chapter.

6. STRATEGIC PLAN 2007-2009

IBERDROLA's Strategic Plan for 2007-2009 and projections through 2011 ratify the Company's commitment to Spain and to its investors, customers, employees and the society in general, and increase the process of internationalisation begun in 2002. In keeping with the successful path laid out five years ago, IBERDROLA's strategy for the coming years contemplates the beginning of a new investment cycle, during which €9,000 million (+20% over the previous three-year period) will be invested in the basic energy business, both in Spain and abroad.


Investment in € millions
9,000
7,500
2004-2006
2007-2009e

In this regard, the Company will invest almost €5,600 million (62% of the total) in continuing to ensure that the energy requirements of Spain are met while strengthening its leadership in quality of supply. The remainder of the planned investment (more than €3,400 million) will be used to take advantages of profitable business opportunities abroad. Some of the funds for IBERDROLA's planned investments will derive from the divestment of non-strategic assets: The Company plans to obtain €1,000 million from the sale of its participations in various companies, as well as some real estate assets.


Total Investment
2007-2009 e
International
38%
62%
Spain



Among the main operating objectives IBERDROLA planned in its 2007-2009 Strategic Plan are:

- **Liberalised Business in Spain:**

IBERDROLA will invest about €1,750 million in the Liberalised business in Spain (19% of the total), which includes the areas of generation and supply of electricity and gas.

The strategy of the Company in this area for the coming years will be to anticipate the new scenario in Spain, characterised by an increase in installed capacity through combined-cycle plants (22,000 MW in 2009), increased environmental requirements and new system's needs.

IBERDROLA plans to finish bringing on line two combined cycles in the period: Escombreras (800 MW), in Murcia, which is already being tested this summer, and Castellón 4 (800 MW). With these plants, IBERDROLA will have total managed cycle capacity of 6,400 MW in Spain.

Once it has been guaranteed that demand is covered by the new combined-cycle plants brought on line and under construction, IBERDROLA will focus in this stage on increasing the system's reliablility and flexiblility by investing in hydroelectric plants capable of covering peaks of demand. In addition, and taking into account the possibility that increases in consumption could be greater than expected, the Company has a broad portfolio of combined cycles in a very advanced stage of administrative authorisation.

With the investments in these clean generation technologies, IBERDROLA is reiterating its more than one-hundred-year-old commitment to sustainable development, which has made it the global leader in wind energy and a pioneer in defending the Kyoto Protocol to fight against climate change caused by greenhouse gases. Along these lines, the Company intends to confirm during the period its position as one of the most environmentally friendly utilities in Europe.

- **Regulated Business in Spain**

The Regulated Business in Spain (distribution of electricity and gas) will take 20% of all investment (€1,800 million). In the next few years, IBERDROLA wants to strengthen its leadership position in quality of supply in Spain, reflected in a record ICEIT of 1.68 hours in 2005.

In this way, the Company intends to end the 2009 fiscal year with a 25% improvement over the average quality of service of the period 2000-2005.

- **Renewable Energy**

37% of the total investment of the Plan will be made in this business (about €3,250 million), with the objective of having installed capacity rising to at least MW 7,000 at the end of the period, which will represent growth of 84% over 2005 year end (3,810 MW).

The Company intends to have installed renewable operating capacity of 10,000 MW in the year 2011.

- **Latin America**

The Company will continue to explore new business opportunities in Latin America, where it will invest about €1,550 million (17% of the total), much of it coming from the cash flow generated in the region. The Company intends to consolidate its position as the top private electricity producer in Mexico, with installed capacity of 5,500 MW.

- **Engineering and Non-energy**

Although the Strategic Plan is focused on the energy business, the Company remains diversified in profitable activities. In this way, engineering and the non-energy business, which account for 7% of all investment for the period from 2007-2009 (€650 million) will continue to be a growth vector for IBERDROLA.

- **IBERDROLA Ingeniería y Construcción.** This subsidiary, which in terms of sales has become the largest engineering company in Spain, employs more than 1000 professionals and has a global portfolio of projects valued at about €1,500 million. Its new strategic planning is based on progressive internationalisation - in 2009, 70% of its total sales will be made abroad - and on winning clients outside the IBERDROLA Group.

- **IBERDROLA Inmobiliaria.** This company, with assets valued over 3,000 million euros, has a broad portfolio of products: primary residence, tourist accommodations, offices, industrial buildings and shopping centres. Its objective for the coming years is to replicate the model of success developed to date in Spain in the countries in which IBERDROLA is increasing its presence.

Improvements in efficiency continuing

IBERDROLA, will continue to make progress in efficiency, with additional improvements of 20% in Generation and Distribution until 2009. In addition, it is expected that by that date net operating expenses will be less than 28% of the gross margin.

Operating profit increase

This combination of further investments and the increase in efficiency mentioned will lead the Company to an important annual average growth of the EBITDA, estimated above 10%. Renewables, Latin America, Engineering and Non-Energy will be the drivers of this operating result, with annual growths above estimated above 15% in the case of Renewables.

As a consequence, IBERDROLA´s portfolio of business will be increasingly balanced. Thus, while in 2000 only Liberalised and Regulated Businesses contributed to the results in a significant way, in 2009, other two businesses, Renewables and International, will contribute by around 20%.


2000
2009
99%
1%
21%
56%
17%
6%
Traditional Business Spain
Renewable Sapin + Intl
Latin America
Non-Energy Business and Other

- *Net Profit and Dividends targets*

Company expects obtaining a Net Profit at the end of the period of 2,350 million euros, amount that supposes a 70% growth (close to 1,000 million euros) when compared to the result after taxes achieved in 2005 (1,382 million euros).


Net Profit (€ million)
+1,000 € million
+500 € million
852
1,382
2,350
2000
2005
2009 e

IBERDROLA, which will maintain leveraging at less than 55% at the end of the period, is also planning an attractive dividend policy, with the distribution of 3,000 million euros in dividends between 2007 and 2009.

PROJECTIONS FOR THE PERIOD 2010-2011

The 2007-2009 Strategic Plan also includes projections for the years 2010 and 2011. IBERDROLA will invest more than €6,000 million in the 2010-2011 period and will balance out the allocations of the investment effort to continue strengthening internationalisation.

Thus, 56% of the investments will be made abroad, versus 38% in the in the period 2007-2009. The Company's growth beyond our borders will come from the new generation plants in Europe, wind farms, especially in Europe and the United States, and additional plants in Mexico and Brazil.


Investments 2010-2011
More than € 6,000
Spain: 44%
International: 56%

As a result of this strategy, IBERDROLA's net profit, which will grow by 14% between 2003 and 2009, will continue to see double-digit increases in the 2010-2011 period.

2011 Projection


Strong growth in 2007-2009 ...
Net Profit (Eur. MM)
2,350
~10%
>14%
Average annual growth
8%
1,060
852
2000
2003 2004 2005 2006 2007 2008 2009
2011

... that will continue at double digit beyond 2009



Analysis of the first nine months of fiscal year 2006

Energy balance

	GWh	vs. 9M 2005		% Weight
Gas combined cycle	27,225	3,356	14.1%	40.9%
Wind energy and mini-hydroelectric	5,608	735	15.1%	8.4%
Hydroelectric	7,521	729	10.7%	11.3%
Nuclear	18,729	2,371	14.5%	28.1%
Fuel oil	1,766	-1,088	-38.1%	2.7%
Coal	4,338	-759	-14.9%	6.5%
Cogeneration	1,426	86	6.4%	2.1%
TOTAL NET PRODUCTION	**66,613**	**5,430**	**8.9%**	**100.0%**
ENERGY DISTRIBUTED	**95,145**	**4.1%**		

Energy balance Spain

	GWh	vs. 9M 2005	% Weight
Gas combined cycle	11,764	13.7%	23.6%
Wind energy and mini-hydroelectric (1)	5,608	15.1%	11.2%
Wind farms	5,181	17.2%	-
Hydroelectric	6,611	11.1%	13.3%
Nuclear	18,729	14.5%	37.6%
Fuel oil	1,766	-38.1%	3.5%
Coal	4,338	-14.9%	8.7%
Cogeneration	1,054	0.1%	2.1%
TOTAL NET PRODUCTION	**49,870**	**7.2%**	**100.0%**
ENERGY DISTRIBUTED	**74,553**	**4.0%**	
HYDRO ELECTRIC RESERVE LEVELS AT 30/09/2006		**40.6% (4,580 GWh)**	

Energy balance Latin America

	GWh	vs. 9M 2005	% Weight
Gas combined cycle	15,461	14.3%	92.3%
Hydroelectric	910	8.1%	5.4%
Cogeneration	372	29.2%	2.2%
TOTAL NET PRODUCTION	**16,743**	**14.3%**	**100.0%**
ENERGY DISTRIBUTED (managed)	**20,592**	**4.4%**	

(1) Includes 348 MW of international capacity with an output of 494 GWh.


IBERDROLA

1. PRODUCTION: SPAIN

Net production of the Group in Spain rose 7.2% in the first nine months of 2006, reaching 49,870 GWh. The highlights of this period were as follows:

- Hydroelectric production was up 11.1%, due to an active management of the existing reserves and the flexibility of the production facilities.
- Wind production was up 17.2%, and total renewable energies production (including mini-hydro) increased by 15.1%. In addition, international wind production rose to 494 GWh over the quarter.
- Good level of availability of nuclear plants, up 14.5%.
- Combined cycle production is up 13.7% to 11,764 GWh, representing 23.6% of the company's generation mix in Spain and the technology making the second-largest contribution to the total mix after nuclear, which accounts for 37.6%.
- The significant reduction in production based on the most-polluting energy sources, further to efforts launched over the first quarter of the year, has been consolidated, with coal production down -14.9% and fuel-oil down -38.1%.

Emissions were reduced by 14.8% over the first nine months of 2006 to 206 gr/KWh, a very significant figure given the low level of hydroelectric production. The percentage of emission-free production rose to 62.1%, up from 58.4% over the first nine months of 2005.


CO_2 Emissions
(gr./kWh)
242
-14.8%
206
9M 2005
9M 2006

IBERDROLA obtained a **market share** in the wholesale market of **25.8%** in the first nine months of 2006. Comparatively speaking, energy production can be broken down as follows:

	9M 2006	9M 2005
Gas combined cycle	23.6%	22.2%
Renewables	11.2%	10.5%
Hydroelectric	13.3%	12.8%
Nuclear	37.6%	35.2%
Fuel oil	3.5%	6.1%
Coal	8.7%	11.0%
Cogeneration	2.1%	2.3%
Total	**100%**	**100%**

The changes recorded in CO_2 emissions were as follows.

	Mil. Tn	Average Price
Rights allocated	10.6	22.35
Rights consumed	10.9	20.37

(*) Approximate figure for comparison purposes, as allocation of allowances are made on an annual basis and are managed over a three-year period.

2. PRODUCTION: LATIN AMERICA

In Latin America, total production is up 14.3% to 16,743 GWh, with this strong growth driven by the new investments made in combined-cycle plants, representing 92.3% of the total.

	Production	Change
Mexico (combined cycles)	**14,298**	**15.7%**
South America	**2,445**	**6.7%**
Combined cycles	1,163	0.0%
Hydroelectric	910	8.1%
Cogeneration	372	29.6%
Total	16,743	14.3%

The growth recorded in this region reflects firstly the greater availability of the Mexican plants in Monterrey (1,040 MW), Altamira (1,036 MW), Enertek (120 MW), and La Laguna (500 MW), running at full capacity, with production up 15.7%. Hydroelectric energy is up 8.1%.

3. MARKET: SPAIN

In the domestic market IBERDROLA's total demand measured on the grid rose 4.0% to 74,553 GWh, while the number of customers is up to 9.7 million.


Supply: 21.5%
Tariff: 78.5%

4. LATIN AMERICA MARKET

Changes in demand for IBERDROLA's three distribution companies in Brazil are presented in the following table:

Energy distributed (GWh) (under management)	9M 2006	vs. 2005
Coelba	8,923	4.9%
Cosern	2,733	6.3%
Celpe	6,276	2.3%
Total	17,932	4.2%


IBERDROLA

Analysis of the results for the period
(Unaudited)

The most notable aspects of the results for the first nine months of 2006 are as follows:

€million	Jan-Sep 2006	vs. 2005
NET SALES	8,152.7	-3.4
GROSS MARGIN	4,284.6	+22.5
EBITDA	2,934.9	+22.6
EBIT	1,997.0	+21.5
NET PROFIT	1,236.4	+25.7

1. NET SALES

The Group's Net Sales came to 8,152.7 million euros in the first nine months of 2006, down 3.4% on the same period in 2005, with the strong growth in International (+20.2%) and Non-Energy (+12.0%) offset by the fall in the Domestic Energy Business (-11.2%).


International: 20.5%
Non-Energy: 13.0%
Domestic Energy : 66.5%

The Domestic Energy Business saw its Net Sales fall 11.2%, primarily due to the low level of sales in the Supply business, the eliminations in consolidation figures due to the existence of a bilateral agreement between Generation and Supply (-€325 million) and the impact of Royal Decree-Law 3/2006 on the Distribution Business. Nevertheless, Net Sales at Renewables grew by 43.2%.

Tariff Insufficiency

With regard to the estimated tariff insufficiency for the first nine months of 2006 at sector level, and after discounting the value of emission allowances consumed, the estimated insufficiency for this period in 2006 could reach a figure close to €1,218.8 million. In accordance with Royal Decree-Law 5/2005 of 11 March, the provisional percentage of financing for the tariff insufficiency corresponding to IBERDROLA is 35.01%, representing a deviation of 426.7 million euros.

Initial tariff insufficiency for the sector (e)	2,589.7
Deduction CO_2 allowances Jan+Feb	-331.8
Deduction CO_2 allowances since March	-1,039.1
Final tariff insufficiency for the sector (e)	1,218.8
IBERDROLA's percentage -35,01% (e)	426.7

RDL 3/2006 Impact

According to the interpretation of Royal Decree-Law 3/2006, the figure given above for the sector's tariff insufficiency includes 1,370 million euros, which corresponds to the value of the emission allowances allocated under the National Allocation Plan and consumed over the period, based on the following criteria:

- For January and February "any eventual negative balances in the settlement of the 2006 tariff will be deducted."

- For subsequent months, "remuneration for the electrical energy production business ... will be reduced by an amount equivalent to the value of the greenhouse effect emission allowances allocated ...".


RDL 3/2006 Impacts
Assimillation to bullateral contracts
€-153 MM recorded in Distribution
CO_2 emission allowances
€-202 MM recorded in Generation
Other Impacts
Impact from deviations
€-167 MM recorded in Distribution

The impact on IBERDROLA corresponding to Emissions Allowances in accordance with the interpretation mentioned is -202 million euros, accounted for in the Generation business.

In addition, the application of Royal Decree Law 3/2006 reduced revenues from the activity by -153 million euros, accounted for in the Distribution business.

Its final impact will depend on the price ultimately recognised, given that Royal Decree Law 3/2006 sets as **"provisional"** the price of €42.35/MWh, which has been applied as of 3 March: "with respect to payment for activities regulated by the National Energy Commission, during 2006 the provisional price to be considered for distributors for energy acquired through the assimilation mechanism described in Section 1 will be the average cost provided for in the 2006 tariff for energy generated under the ordinary regime for mainland Spain, including the costs of ancillary services and the capacity payment, representing €42.35/MWh." In addition, another negative impact has been recorded for 167 million euros, based on differences between the actual cost and the standard cost accounted for in the Distribution business as a result of the bidding policy followed in the wholesale market since 9 June.

2. GROSS MARGIN

The consolidated Gross Margin came out at 4,284.6 million euros, an increase of 22.5% on the same period in 2005. This positive development is due to the increasing contribution of Domestic Energy Business (ex-Renewables), growing 21.9% and Renewables and International Buinesses, amounting 40% of the increase in the Gross Margin. In local currency, growth represents 20.6%.


Gross Margin +22.5% to 4,284.5 million euros thanks to Domestic, Renewables and International Business
(€MM)
2,648.0
+21.9%
514.2
+43.2%
666.4
+31.6
455.9
-0.8%
4,284.5
+22.5%
Domestic Energy* (ex Wind)
Wind
Internat.
Non Energy
Gross Margin
* Generation + Comercial + Gas + Distribution


IBERDROLA

Regarding the performance of the Gross Margin by business, it is highlighted:

2.1 Domestic Energy Business

The Gross Margin rose to 3,162.2 million euros, up 24.9% on the same period in 2005. The Domestic Energy business (excluding Renewables) is up 21.9%, while Renewables grew more than 43.2%.

Gross Margin evolution has been influenced by various factors:

- The good performance of Generation as a consequence of higher productions (+6.9%) and prices.
- The increasing contribution of Supply and Gas Businesses, derived of the policy followed in the Liberalised market.
- The application of Royal Decree 3/2006, with a negative impact due to the assimilation to bilateral agreements for -153 million euros, accounted for in the Distribution business.
- In addition, an impact from deviations of -167 million euros accounted on in the Distribution business, reflecting differences between actual and standard costs.
- The negative impact of the cost of emission allowances consumed over the period, for -202 million euros recorded in Generation.

2.2 International Business

The Gross Margin reached 666.5 million euros, up 31.6%, reflecting the solid performance seen on the Group's businesses in the region, with a 14.3% increase in energy produced, with a higher level of availability and improvements in efficiency, and a 4.4% increase in energy distributed; as well as the positive evolution in the exchange rate for the region's reference currencies, the real in Brazil (+14.7%) and the US dollar, which affects Mexico (+1.9%).

2.3 Other Businesses

Other businesses contributed 455.9 million euros to the total Gross Margin, maintaining the levels of 2005 in spite of the seasonality of the third quarter in the Real Estate and Engineering businesses.

3. EBITDA/GROSS OPERATING PROFIT

Consolidated EBITDA is up 22.6% to 2,934.9 million euros. In addition to the Gross Margin evolution, already explained, it is important to analyse the evolution of the Net Operating Expense, which increased by 14.9%.

- 5.7% increase in Personnel Expenses, basically linked to the increase in personnel costs in growing businesses such as Renewables, combined cycles, and Mexico. The domestic electricity business has seen a moderate increase, rising 3.3%.

- 19.5% increase in External Services due to the higher level of activity in connection with the new combined cycle and renewable facilities, Latin America and Supply expenses. This also includes 23.9 million euros in costs for the second nuclear fuel cycle (Enresa), which had no equivalent in 2005.

In addition, there is a positive impact resulting from exchange rate differences (17 million euros) due to changes in currencies for the Latin American businesses. Like-for-like, Net Operating Expenses are up 11.0% (compared with the 14.9% reported), after deducting the impact of exchange rates and expenses for the second nuclear fuel cycle (Enresa). This growth of 11% of recurring Net Operating Expenses is in line with the Company's continued efforts towards efficiency, and is once again much lower than the growth seen in the Gross Margin (+22.5% versus 11.0%).


Net Recurrent Operating
Expense
1,223.5
-23.9
-17.0
1,182.6
+14.9%
Reported Net Oper. Expense
2nd Phase Nuclear fuel
Exchange-rate impact
Recurrent Net Operating Expense

Net operating expenses can be broken down as follows:

Million euros	9M 2006	vs. 2005
Net personnel expenses	631.7	6.4%
Personnel	756.7	5.7%
In-house work on fixed assets	-125	2.1%
Net External Services	591.8	25.4%
External Services	722.9	19.5%
Other operating revenues	-131.1	-1.5%
TOTAL	1,223.5	14.9%%

In addition, taxes are up 6.5% to 148.3 million euros, primarily factoring in taxes paid on the new facilities brought into service and the higher payments stemming from the increase in energy billed under tariff.

4. EBIT/NET OPERATING PROFIT

EBIT rose to **1,997.0 million euros, up 21.5%** compared to the same period in 2005. Amortisation and Provisions are up 25.1% (188.4 million euros). This increase in Amortisation and Provisions is mainly due to:

- Amortisation increases 5.3%, to 761 million euros. This increase is due to the new facilities brought into service since the end of the first nine months of 2005.

- Provisions increased by 150 million euros to 177 million euros, primarily due to the inclusion of a provision for future efficiency measures to be adopted according to Strategic Plan 2007-2009:

Million euros	9M 2006	9M 2005	Change %
Amortisation	761	723	+5.3%
Provisions	177	27	N/A
TOTAL	937.9	749.5	25.1



5. FINANCIAL RESULT

The **Financial Result** came to **-372 million euros, 24.8% higher** than in the first nine months of 2005. This increase basically reflects the 23.6% increase in financial expenses, due to the impact of the tariff insufficiency over the period, causing a higher average balance of debt in relation to the same period in 2005 of 2,482 million euros, as well as to the inclusion of a provision for discounting the amount over the nominal value of potential debt to be securitised.

Furthermore, financial revenues are up 21.9% to 272 million euros.

€ million	9M 2006	9M 2005	Change %
Financial revenues	272	223	21.9
Financial expenses	(644)	(521)	23.6
TOTAL	(372)	(298)	24.8%

Lastly, it is important to highlight that the average financial cost of debt came out at 4.39% over the first nine months of 2006, compare to the 4.56% for the same period of 2005.

6. RESULTS OF COMPANIES CONSOLIDATED USING THE EQUITY METHOD

Results of companies consolidated using the equity method registered an increase of 10.9 million euros to 46.6 million euros, with most of the result contributed by Non-Energy and Engineering. It can be broken down as follows:

Million euros	9M 2006	9M 2005	Change Mill. Eur.
Non-Energy and Engineering	41.5	30.0	11.5
Resto	5.1	5.7	-0.6
TOTAL	46.6	35.7	10.9

The increase in these results in Non-Energy was basically due to the large contribution by Gamesa, which was partially offset by companies withdrawn from the scope of consolidation, such as Cementos Portland.

7. NON-CURRENT ASSETS RESULTS

Recurrent income from Non-current Assets amounted to 178.1 million euros, as a consequence of the sale of real estate assets.

It is worth highlighting in the third quarter of the year the sale of Azertia to the company Indra, which resulted in a net gain of 23 million euros.

8. NET PROFIT

Pre-tax Earnings grew +31.1% to 1,850.1 million euros. The effective tax rate for the first nine months of 2006 came out at 31.9%, higher than the 29.4% recorded for the first nine months of 2005.

Finally, **Net Profit** rose to **1,236.4 million euros, up 25.7%** compared to the same period of 2005 and in line with the targets set up for the end of 2006 in the 2001-2006 Strategic Plan.


IBERDROLA

Results by business

1. DOMESTIC BUSINESS

1.1 Generaction

a) Gross Margin

The change in the Gross Margin over the first nine months of 2006 primarily reflects the 6.4% increase in production under the Ordinary Regime. Combined cycles production is up 13.7% and production from the most polluting technologies - fuel oil (-38.1%) and coal (-14.9%) - have been greatly reduced, while both nuclear and hydroelectric production levels are up, rising +14.5% and +11.1% respectively.

Prior to analysing these results, it is important to note that the figures for the Generation business are influenced by the change followed in the internal financing contract (IFC) between this business and Supply.

In terms of reported accounts, the Gross Margin for the Generation business is up 53.5%. Highlights:

- Net Sales in the **Generation** business up 42.8%, reflecting the above-mentioned increase in production, in an environment of higher prices.

- The average cost of fuel (without including nuclear) stands at €41.7/MWh, close to the cap set under Royal Decree Law 3/2006 (42.35 Euros/GWh). Procurements are up 26.4%, in line with the general downwards trend of last months as a consequence of the increase in production coming from technologies with low fuel costs (hydroelectric and nuclear).

Fuel and CO_2 cost

Eur/MWh	2006	2005	%
Average fuel cost*	41.7	33.7	+23.7%
CO_2 Cost (Eur/tonne)	20.4	10.4	+95.7%

* Includes combined cycles, coal and fuel

In addition to the cost of Procurements, a negative impact of 223.9 million euros has been recorded on the cost of emission allowances used. Factoring in revenues for allowances granted to cogeneration plants, the net impact amounts to 201.8 million euros.

Taking out the impact of the Internal Financial Contract (IFC) in both fiscal years, Gross Margin in Generation would increase 18.9%, to 2,092.7 millones de euros.

b) Operating Profit/EBIT

EBIT is up 73.4% compared to the previous year, amounting 1,288.8 million euros. EBITDA (1,586.2 million euros) rose 53.1%. Taking out the impact of the internal financial contract (IFC) in both years, the increase would stand in 12.9%, amounting 1,703.3 million euros.



In addition to the statements under Gross Margin, Net Operating Expenses rose 17.1% to 52.3 million euros as a result of various factors:

- External Services are up 19.3%, due to the new capacity installed. This item also includes 44 million euros in expenses for the second part of the nuclear fuel cycle (ENRESA).

- Personnel expenses showed a slight increase, rising 4.4%.

Net Operating Expenses can be broken down as follows:

€ million	9M 2006	vs. 2005
Net personnel expenses	**158.3**	**6.3%**
Personnel	172.5	4.4%
In-house work on fixed assets	(14.2)	-13.4%
Net External Services	**199.4**	**27.4%**
External Services	240.2	19.3%
Other operating revenues	(40.8)	-8.9%
TOTAL	**357.7**	**17.1%**

Taxes are up 17.7% as a result of the new facilities brought into service.

- Basic figures of the business:

GENERATION (MM de euros)	9M 2006	vs. 2005
Sales	3,651.8	42.8%
Gross Margin	1,975.6	53.5%
EBITDA	1,586.2	53.1%
EBIT	1,288.8	73.4%

1.2 Supply and Gas

a) Gross Margin.
Additional highlights in the breakdown by business:

- **Electricity**: With regard to the -14.5 million euros reported in Gross Margin as against the 9.1 million euros in the same period in the prior fiscal year, in addition to the reduction in volumes mentioned above, it should be taken into account that in 2005, 15 million euros in Neo-Sky were accounted for in Non-Energy. In addition, as mentioned in the section on Generation, the internal financing contract (IFC) has an impact on the results presented for the business. Thus, the Gross Margin for the business, factoring in the impact of the internal financing contract, is up 355 million euros, thanks to the policy of scaling down this activity over the last few months.

- Gas: Optimisation of the gas strategy has been completed as a result of the flexibility of the contracts signed, increasing this business' contribution to the gross margin by 68.4 million euros coming in at 50.4 million euros over the first nine months of 2006.





Electricity Supply
Gross Margin (€MM)
+9.0**
-14.5
+355 MM
-472.6
-117.1
-131.6
-463.5
9M 2005
9M 2006
Reported in Supply & Gas
I.F.C.* reportaded in Gen. Spain

* Internal Financial Contract

** Includes +15.0 MM€ of Neo-Sky (in 9M 2005 reported in Non-Energy Business)

Of special relevance in the first nine months of 2006 is the optimisation of the gas strategy, which, together with the significant reduction in the volume of electricity sold (-74.9%) in accordance with the strategy of reducing exposure to the business, resulted in a significant improvement in Gross Margin, which shows a positive contribution of €35.9 million, as against the -€8.9 million recorded in the same period of the previous fiscal year. The contribution from commercial gas is €50.4 million. In electricity, the lower volumes are reflected both in total Net Sales of Supply, down -28.7%, and in Procurements, dropping -30.3%.



Supply + Gas Gross Margin (€ MM)
35.9
+44.8 MM
+50.4
+9.0**
-18.0
-14.5
-8.9
9M 2005
9M 2006
Elect. Spply
Gas

b) Operating Profit/EBIT

The policy of optimisation in gas and of reducing exposure to the electricity business has minimised losses in EBITDA (-€1.4 million), compared with nine months of 2005, -109.3 million euros.

In addition to the elements already presented in relation to the Gross Margin, the business significantly improved after the policy followed, reflected in a significant reduction in Operating Expenses, down 40.6 million euros (-49.5%), with Personnel Expenses down -51.8% and External Services down -60.2%, linked to the lower level of activity within the framework of a new more effective organisation. Net Operating Expenses can be broken down as follows:

€ million	9M 2006	vs. 2005
Net personnel expenses	22.6	-51.4%
Personnel	22.6	-51.8%
In-house work on fixed assets	-	N/A
Net External Services	18.8	-47.0%
External Services	25.6	-60.2%
Other operating revenues	(6.8)	-76.4%
TOTAL	41.4	-49.5%



The EBIT of the Supply business has minimised its losses (-€6.7 million), thanks also to the further reductions seen on Amortisation and Provisions as well as on Taxes:

- -88.6% reduction in Amortisation and Provisions
- -122.3% reduction in Taxes

• The key figures for this business are as follows:

SUPPLY (€ million)	9M 2006	vs. 2005
Net Sales	1,840.5	-28.7%
Gross Margin	35.9	N/A
EBITDA	-1.4	N/A
EBIT	-6.7	N/A

1.3 Renewables

a) Gross Margin

The following factors in evolution of the Renewables business during the first nine months of 2006 should be highlighted:

- Total installed capacity rose 23.4% (+772 MW), reflected in a significant increase in national and international wind production, up 17.2% to 5,181 GWh, with this growth achieved despite the low wind energy index of 2006. Total output using renewable energies (wind and mini-hydroelectric) is up 15.1%.

- In September 2006, 99% of the facilities were running under the market participation system. Prices were up 28% year-on-year.

- Various changes have also been seen in the perimeter of consolidation, with the most significant including the full consolidation of Rokas, after IBERDROLA increased its stake in this company to 49.9%.

- As such, the abovementioned increase in production, in an environment in which most of the facilities operate under the market participation system, has enabled the company to increase its Gross Margin for this business by 43.2%, up to 514.2 million euros. International Renewables account for 6.5% of the total. The Gross Margin on Renewables now represents 20.7% of IBERDROLA's total generation activities in Spain.

b) Operating Profit/EBIT:

EBIT increased by 90.6 million euros (+49.3%) due to the following factors:

• EBITDA up 42.5%, practically in line with the increase in the Gross Margin and despite the +46.9% rise in Net Operating Expenses as a result of the new capacity brought on line. The EBITDA margin remains at levels of about 80%. In addition, the contribution of Renewables to


Contribution to EBITDA
+8.3%
+12.0%
+14.0%
9M '04
9M '05
9M '06

total EBITDA of the Group has continued to trend up, rising to 14%.

- EBIT is up 49.3% to 274.3 million euros, reflecting a 30.5% increase in Amortisation and Provisions, with 23.4% of new additional installed capacity brought online over the period.

- Net Operating Expenses can be broken down as follows:

€ million	9M 2006	vs. 2005
Net personnel expenses	**18.2**	**85.7%**
Personnel	21.6	60.0%
In-house work on fixed assets	(3.4)	-8.1%
Net External Services	**80.4**	**40.3%**
External Services	85.9	42.2%
Other operating revenues	(5.5)	77.4%
TOTAL	**98.6**	**46.9%**

- The key operating figures for this business are as follows:

RENEWABLES € million	9M 2006	vs. 2005
Net Sales	514.2	+43.2%
Gross Margin	514.2	+43.2%
EBITDA	410.1	+42.5%
EBIT	274.3	+49.3%

1.4 Distribution

a) Gross Margin

The Gross Margin on the Distribution business is down 28.9% as a result of the following factors:

- -153 million euros for the provisional negative impact resulting from the application of RD 3/2006 of 24 February.

- Negative impact from deviations of -167 million euros resulting from differences between real and standard costs.

- Positive impact of 23 million euros reflecting the increase in remuneration for regulated activities in line with the tariffs plan (RD 1556/2005).

€ MM	1T 2006	2T 2006	3T 2006	9M 2006	% vs. 9M 2005*
Gross Margin	262.1	159.0	221.4	642.5	28.9
Impact of RDL 3/2006	-47.6	-116.2	10.5	-153.3	
Impact of deviations	N/A	-43.0	-124.0	-167.0	
EBITDA	113.4	9.2	70.9	193.5	-60.5
EBIT	50.0	-39.9	20.1	31.2	90.9

* 9 M 2005 results standardised including e 110,0 million measured in Non-Energy.

** Does not include e 22,4 million of regulated activities in gas business.

The recurrent Gross Margin, i.e. not factoring in the impact of RDL 3/2006 and excluding the effects of non-regulated activities over the first nine months of 2006, comes out at 940.5 million euros, up 4.0% compared with 2005, basically in line with the increase in remuneration of the regulated business.

b) Operating Profit/EBIT:

EBITDA on Distribution is down 60.5%, reflecting the downturn on the Gross Margin combined with an 28.5% increase in Taxes, not offset by the efficiency improvements achieved on Net Operating Expenses, which limits its growth to 5%.



- Net Operating Expenses can be broken down as follows:

€ million	9M 2006	vs. 2005
Net personnel expenses	**158.1**	**16.9%**
Personnel	212.9	13.6%
In-house work on fixed assets	(54.8)	5.0%
Net External Services	**212.1**	**-2.5%**
External Services	264.9	-3.8%
Other operating revenues	(52.8)	-8.7%
TOTAL	**370.2**	**5.0%**

The improvement in efficiency achieved, limiting growth in Net Operating Expenses to 5%, is primarily due to efforts to keep External Services under control, with these costs down -2.5%. Of special note is the limited growth in Personnel Costs, up 16.9%, factoring in the costs resulting from the impact of employees energy and the additional cost for transferring part of the workforce from the Supply business, not registered 2005.

Amortisation and Provisions are up 10.2%, to 162.3 million euros.

- The key operating figures for this Business are as follows:

DISTRIBUTION € million	9M 2006	vs. 2005
Net Sales	643.4	-28.8%
Gross Margin	642.5	-28.9%
EBITDA	193.4	-60.5%
EBIT	31.1	-90.9%

1.5 Corporation

This basically includes eliminations of inter-group expenses between the corporation and the different businesses.

2. INTERNATIONAL BUSINESS

a) Gross Margin

Net Sales from **International** have increased 20.2% to reach 1,668.9 million euros. Mexico, with a 57.7% contribution, is the area that makes the greatest relative contribution, also displaying growth of 10.4% thanks to increases in production and plant availability. It is also notable that there has been an increase in Net Sales in Brazil by 36.6%, essentially resulting from an increase in demand and tariff adjustments, as well as a favourable change in the currency exchange rate with the Brazilian real in this period.

In International Business, the Gross Margin is up 31.6% (+160.1 million euros) to 666.5 million euros. The change in the overall Gross Margin for the Latin America region can be broken down as follows:

- Increase in the Gross Margin (functional currency): 600 million euros.

- Exchange rate impact: 66.5 million euros in total, mainly from the increase in value of the Brazilian currency in relation to the euro (+14.7%).

In **Mexico/Guatemala**, the Gross Margin amounted to 230.3 million euros (+21.6%). This

increase is basically due to the full contribution to the results of the combined cycle of La Laguna (500 MW), as a result of its entry into operation and to the significant improvements in efficiency and availability of the combined cycle plants, totalling a 15.7% output increase in the area. In addition the dollar appreciated by 1.9%, which created an effect equivalent to 4.5 million euros.

In **Brazil**, the Gross Margin showed an improvement of 37.6% (to 436.2 million euros), thanks to a greater contribution from distribution businesses arising from growth in demand (+4.1%), tariff adjustments and revisions and the larger contribution of the Generation business. The revaluation of the real in relation to the euro (14.7%), with a positive effect of 62 million euros, is also noteworthy.

b) Operating Profit/EBIT

In International Business, EBIT increased 49.1% to 392.8 million euros, as a consequence of the increase in EBITDA (35.1%) and the stabilisation of amortisation, which was at practically the same levels as in the same period in 2005. In local currencies, growth of EBITDA is 22%.

EBITDA registers growth of 23.9% in Mexico, mainly as the result of greater activity in Generation because of the increasing contribution from the La Laguna combined cycle and the improvement in efficiency and availability of the region's combined cycles. In South America there was a rise of 42.3% due to the change already described in Gross Margin and efficiency increase. Thus, total EBITDA growth in International Business comes out at 35.1%.

The EBITDA per region and business is broken down as follows:

- *Mexico-Guatemala*

Million euros	9M 2006	vs. 2005
Generation	135.1	+34.3%
Distribution	45.2	+0.6%
TOTAL	180.3	+23.9%

- *South America*

Million euros	9M 2006	vs. 2005
Generation	69.9	+54.3%
Distribution	251.1	+38.5%
TOTAL	321.0	+42.3%

- The change in Net Operating Expenses for the entire Latin America region can be broken down as follows:

Million euros	9M 2006	vs. 2005
Net personnel expenses	59	26.3%
Personnel	70.8	26.4%
In-house work on fixed assets	(11.8)	26.9%
Net External Services	100.2	19.0%
External Services	126.4	22.5%
Other operating revenues	(26.2)	37.9%
TOTAL	159.2	21.6%


IBERDROLA

The 21.6% increase in Net Operating Expenses was affected by the impact of the evolution in the exchange rate. Once this effect is deducted, this item grows by only 8.8%.

This can be broken down by region as follows:

Million euros	9M 2006	vs. 2005
Mexico/Guatemala	49.7	13.7%
Net Personnel Expenses	11.1	13.3%
Net External Services	38.6	13.9%
South America	109.5	25.6%
Net Personnel Expenses	47.9	29.8%
Net External Services	61.6	22.5%
TOTAL	159.2	21.6%

- Amortisation and Provisions stabilise at practically the same levels as in the same period in 2005.

The key operating figures for this business are as follows:

INTERNATIONAL (Million euros)	9M 2006	vs. 2005
Net Sales	1,668.9	20.2%
Gross Margin	666.5	31.6%
EBITDA	501.3	35.1%
EBIT	392.8	49.1%

3. NON-ENERGY BUSINESSES

a) Gross Margin

Net Sales from Other Businesses grew 12% to 1,060.2 million euros, as an effect of activity in Engineering and Services, contributing with 345.2 to Net Sales, and the contribution made by IBV, which had notable growth, while Iberdrola Inmobiliaria showed growth in line with the seasonal nature of its business.


Gross Margin (€MM)
+13.5%
112.2
127.4
9M 2005
9M 2006

Gross Margin rose to 455.9 million euros, maintaining the same levels for the same period in 2005 in spite of the seasonality in the Real Estate and Engineering businesses. It can be broken down as follows:

Million euros	9M 2006	vs. 2005
Engineering and Services	127.4	+13.5%
IBERDROLA Inmobiliaria	77.9	-29.7%
IBV Corporation	105.2	+2.4%
Other services	145.4	+8.6%
TOTAL	455.9	-0.8%

The increase of 15.2 million euros in Engineering and Services was basically due to the margin

recorded by Third Parties Services. The increase in Other Services derives from including business activities here that, up to the third quarter of 2005, were included in the Distribution business and which, since the end of fiscal year 2005, have been accounted following the criterion of the 2005 Legal Report.

b) Operating Profit/EBIT

- IBV Corporation, which is consolidated by proportional consolidation according to IFRS, has contributed 24.5 million euros (+45.8%) through its various industrial businesses.


EBITDA Breakdown %
Other services: 41.1%%
Engineering: 27.0%
Real Estate: 22.4%
IBV: 9.5%

- The EBITDA of Iberdrola Engineering and Services contributed 69.3 million euros.

- The contribution made by Other Services was 105.2 million euros, which was influenced by changes in the accounting criterion already referred to under Gross Margin.

- The contribution made by Real Estate was 57.3 million euros, which follows the seasonal trend visible under Gross Margin, to which must be added growth in Net Operating Expenses, particularly in relation to External Services linked to projects on the portfolio. Its evolution is in line with what was budgeted for 2006, with various transactions pending closure in the fourth quarter of the fiscal year.

The key operating figures for this business are as follows:

€ million	9M 2006	vs. 2005
NET SALES	1,060.2	+12.0%
GROSS MARGIN	455.9	-0.8%
EBITDA	256.3	-15.0%
EBIT	208.1	-16.0%

The main items for **IBERDROLA Inmobiliaria** at the end of the first nine months of fiscal year 2006 are the following:

- **IBERDROLA Inmobiliaria** business data:

PORTFOLIO OF BUILDABLE AREA RESIDENTIAL USE (m²)	
Total	**1,544,417**
Under construction	**145,120**
Under management	**397,389**
In planning	**1,001,908**

PORTFOLIO OF BUILDABLE AREA COMMERCIAL USE (m²)	
Total	**536,608**
Under construction	**3,279**
Under management	**245,079**
In planning	**288,250**



- **IBERDROLA Inmobiliaria** balance sheet data:

	Million euros
TOTAL ASSETS	1,671
INTANGIBLE FIXED AND INVESTMENT ASSETS	579
CURRENT ASSETS	1,039
SHAREHOLDERS' EQUITY	644
FINANCIAL DEBT	65

- **IBERDROLA Inmobiliaria** income statement data:

	Million euros	Vs 2005
NET SALES	150.3	-44.7%
GROSS MARGIN	77.9	-29.6%
EBITDA	57.3	-41.9%
EBIT	52.9	-44.8%
Non Current Assets	42.7	N/A
Net	59.1	+12.8%



Balance sheet

January – September 2006

	Million Euros	vs. Dec. 2005
TOTAL ASSETS	32,787	7.6%
TANGIBLE & INTANGIBLE FIXED ASSETS	21,856	2.4%
LONG-TERM INVESTMENTS	2,451	50.3%
SHAREHOLDERS' EQUITY	10,304	9.4%
ADJUSTED NET DEBT	14,325	17.3%

At 30 September 2006, IBERDROLA´s total assets came to 32,787 million euros, highlighting the maintenance of its strong capital position even taking into account the important investments made in the period (1,929 million euros).

The leverage ratio in September 2006 was 58.6%, compared to 56.5% resgistered in December 2005. Taking into account the financing of the tariff insufficiency, adjusted leverage ratio in September 2006 is 54.9% (53.6% in December 2005), close to the 54.8% equivalent registered in September 2005.

In this sense, the adjusted financing of the tariff insufficiency corresponding to IBERDROLA amounts 1,768 million euros by September 2006, with 1,341 million euros already recognized for 2005.

Analysis of the Balance Sheet

1. FIXED ASSETS

Investments in the period from January to September 2006 totalled 1,929 million euros, broken down as follows:

	Jan-Sep 2006	%
Spain	**1,134**	58.8%
Generation	270	
Renewables	168	
Distribution	309	
Other	387	
Mexico	**157**	8.2%
Generation	147	
Distribution	10	
South America	**108**	5.6%
Generation	7	
Distribution	101	
Other International	**530**	27.5%
TOTAL	1,929	100%

Investment (Jan-Sep 2006)


Generation: 58.1%%
Distribution: 21.8%
Others: 20.1%%

With respect to investments in Spain, those made on core business activities stand out, totalling



747 million euros, broken down as follows:

- 270 million euros on the Generation Business.
- 168 million euros on the Renewables Business.
- 309 million euros on the Distribution Business.

In "Others", included in the chapter Spain, it is worth to mention the operation carried out in June 2006 by which IBERDROLA increased its stake in Gamesa, by buying such stake to Corporación IBV.

Investments in Mexico were mainly focused on both the combined cycles of Tamazunchale and Altamira V and VI, with 84 and 25 million euros respectively. In Brazil investments have primarily been made in distribution, mostly financed through funds generated in Brazil.

Under the heading "International: Other", the following investments are basically included:

- **Increased stake in the share capital of Energías de Portugal (EDP) up to 9.5%.**
- **Renewables outside of Spain** (207 million euros), basically for the projects in the United States, France and Brazil.

2. SHARE CAPITAL

Share Capital as at 30 September 2006 was comprised of **901,549,181 bearer shares** with a par value of €3 each.

The General Shareholders' Meeting held last 30 March approved the distribution of a total dividend of 0.885 euros per share charged against fiscal year 2005, representing an increase of 15.2% per share over the dividend paid in 2005. This ratified the commitment assumed by IBERDROLA to increase remuneration to shareholders in line with the growth in Net Profit.

On 2 January 2006 an interim dividend was paid against fiscal year 2005 in the amount of 0.367 euros per share, and on 3 July 2006 a supplementary dividend of 0.518 euros per share was paid.

3. FINANCIAL DEBT

Adjusted net financial debt totalled 14,325 million euros at the end of September, and the financial leverage stood at 58.6%. Taking into account the financing of the tariff insufficiency, which at September 2006 amounted, in the case of IBERDROLA, 1,768 million euros (1,341 million euros already recognised for 2005 and 427 million euros accrued in the first nine months of 2006), net financial debt would be of 12,557 million euros and the leverage would stand at 54.9%

It is worth highlighting the reduction in the average cost of debt of the Company, that in September 2006 was 4.39%, 17 basis points



lower than the one registered in September 2005, despite the upward trend in interest rates.

The debt structure can be broken down by currency and interest rate as follows:

	September 2006	September 2005
EURO	87.0%	86.5%
DOLLAR	8.2%	8.1%
REAL	4.4%	5.1%
OTHER CURRENCIES	0.4%	0.3%
FIXED RATE	51%	53%
CAPPED	9%	11%
FLOATING RATE	40%	36%

In line with the policy to minimise financial risks on debt, foreign currency risks have continued to be mitigated through the financing of investments in Latin America in local currencies (the real, in the case of Brazil) or in their functional currencies (the dollar, in the case of Mexico).

The debt structure per company is shown in the following table:

	September 2006	September 2005
IBERDROLA S.A.	86.0%	84.4%
MEXICO	3.8%	5.0%
SOUTH AMERICA	4.2%	5.6%
RENEWABLES	3.5%	2.6%
IBERDROLA INMOBILIARIA AND OTHER	2.5%	2.4%
TOTAL	100%	100%

Debt can be broken down by product type as follows:

	September 2006	September 2005
Euro bonds	36.8%	33.4%
US PP	4.3%	3.5%
Other Bonds	3.1%	5.0%
Domestic commercial paper	6.3%	3.8%
Euro commercial paper (ECP)	6.1%	5.6%
Euro loans	36.4%	39.9%
Loans in other currencies	7.0%	8.8%
TOTAL	100%	100%

In addition, as a result of the active refinancing policy followed by IBERDROLA, despite of having passed one year, the average life of the debt has been increased from 4.9 years in September of 2005 to 5.0 years in September of 2006.


Average debt life (years)
4.9
5.0
Sep-05
Sep-06

Lastly, the change in financial leverage has been as follows:

MM€	September 2006	December 2005	September 2005
Shareholders' equity	10,304	9,415	9,463
Gross debt	15,212	13,111	12,889
Capitalized derivatives	81	90	119
Short term financial assets	300	601	266
Cash	255	215	179
CNE settlements adjustements	251	0	0
Adjusted Net Debt	14,325	12,211	12,325
Leverage*	58.2%	56.5%	56.6%

* Without the effect of the tariff insufficiency, adjusted leverage is 54.9% in September2006, close to the 54.8% registered in September 2005 (53.6% in December 2005).

4. WORKING CAPITAL

Net Working Capital rose to 1,574 million euros, representing an increase of 1,494 million euros in relation to the 80 million euros recorded at the end of fiscal year 2005. This increase is broken down as an increase of 724 million euros in Current Assets, mainly due to the financing of the tariff insufficiency and an increase in the inventories, and a decrease of 770 million euros in Current Liabilities, basically caused by a decrease of the accounts to be paid by Renewables and a reduction in Supply procurements.

5. FUNDS GENERATED FROM OPERATIONS

In September 2006 Funds Generated from Operations amounted to €1,949.6 million, reflecting an increase of 17% compared to September 2005.

In the last quarterly review by Moody´s agency, the rating of "Excellent" for liquidity, granted in June 2005, was maintained.

Breakdown of business contribution to Profits, Losses and Assets

	Sales	Operating Profit	Net Profit	Assets
Business Spain	79.5%	80.3%	80.8%	85.0%
Business International	20.5%	19.7%	19.2%	15.0%
TOTAL	100%	100%	100%	100%



Income Statement
First nine months 2006
(Unaudited)

Million Euros

	January-September 2006	January-September 2005	%
SALES	8,152,7	8,441.0	(3.4)
PROCUREMENTS	(3,644.2)	(4,822.0)	(24.4)
EMISSION ALLOWANCES	(223.9)	(121.3)	84.6
GROSS MARGIN	**4,284.6**	**3,497.7**	**22.5**
EMISSION ALLOWANCES	22.1	100.1	(77.9)
NET OPERATING EXPENSES	**(1,223.5)**	**(1,065.3)**	**14.9**
Net Personnel Expenses	**(631.7)**	**(593.5)**	**6.4**
Personnel	(756.7)	(715.9)	5.7
In-house Work on fixed assets	125.0	122.4	2.1
Net External Services	**(591.8)**	**(471.8)**	**25.4**
External services	(722.9)	(604.9)	19.5
Other operating revenues	131.1	133.1	(1.5)
TAX	(148.3)	(139.2)	6.5
EBITDA	**2,934.9**	**2,393.3**	**22.6**
AMORTISATION & PROVISIONS	(937.9)	(749.5)	25.1
EBIT	**1,997.0**	**1,643.8**	**21.5**
TOTAL FINANCIAL REVENUES	272.4	222.9	22.2
Financial revenues	193.4	144.2	34.1
Positive exchange rate differences	14.6	28.1	(48.0)
Capitalised financial expenses	64.4	50.6	27.3
TOTAL FINANCIAL EXPENSES	(644.0)	(521.5)	23.5
Interest expenses	(479.4)	(425.2)	12.7
Negative Exchange Rate Differences	(8.4)	(18.6)	(54.8)
Pension Funds	(23.8)	(19.4)	22.7
Change in provisions for short term financial investments	(1.9)	(2.0)	N/A
Other financial expenses	(130.5)	(56.3)	131.8
RESULTS OF COMPANIES CARRIED BY EQUITY METHOD	46.6	35.7	30.5
INCOME FROM NON-CURRENT ASSETS	178.1	30.0	493.7
PROFIT BEFORE TAXES	**1,850.1**	**1,410.9**	**31.1**
Corporate income tax	(590.6)	(414.3)	42.6
Minorities	(23.1)	(12.6)	83.3
NET PROFIT	**1,236.4**	**984.0**	**25.7**



Balance Sheet
First nine months 2006
(Unaudited)

Million Euros

	September 2006	December 2005	Change
FIXED ASSETS	**24,306**	**22,972**	**1,334**
Tangible fixed assets	20,918	20,493	425
Intangible fixed assets	937	849	88
Long-term financial investments	2,451	1,630	821
DEFERRED TAX	**1,022**	**1,356**	**(334)**
NON-CURRENT ACCOUNTS RECEIVABLE	**2,053**	**1,469**	**584**
CURRENT ASSETS	**5,406**	**4,682**	**725**
Nuclear fuel	232	212	20
Inventories	1,081	848	233
Accounts receivable	2,455	2,324	131
Taxes receivable	869	420	449
Short term financial assets	514	643	(129)
Expenses paid in advance		26	(26)
Cash and equivalents	255	208	47
TOTAL ASSETS	**32,787**	**30,479**	**2,309**

Million Euros

	September 2006	December 2005	Change
SHAREHOLDERS' EQUITY	10,304	9,415	889
Capital Stock	2,705	2,705	
Reserves and other	6,213	5,513	700
Profit and Loss	1,236	1,382	(146)
Interim dividend		(331)	331
Minority shareholders	150	147	3
LONG-TERM PROVISIONS	**1,537**	**1,379**	**158**
DEFERRED INCOME	**773**	**676**	**98**
FINANCIAL DEBT	**15,212**	**13,111**	**2,101**
OTHER LONG-TERM LIABILITIES	**969**	**958**	**11**
OTHER SHORT-TERM LIABILITIES	**3,832**	**4,602**	**(770)**
PAYABLE TO CO. CARRIED BY EQUITY METHOD	**160**	**338**	**(178)**
TOTAL LIABILITIES	32,787	30,479	2,309



Results by Business

First nine months 2006 (Unaudited)

Million Euros

	Domestic energy	Internat. Bus.	Non-Energy
Net Sales	5,423.5	1,668.9	1,060.2
Procurements	(2,037.4)	(1,002.4)	(604.3)
EMISSION ALLOWANCES	(223.9)		
Gross Margin	**3,162.2**	**666.5**	**455.9**
EMISSION ALLOWANCES	22.1		
NET OPERATING EXPENSES	(870.8)	(159.2)	(193.6)
Net Personnel Expenses	(472.7)	(59.0)	(100.1)
Personnel	(549.4)	(70.8)	(136.5)
In-house Work on fixed assets	76.7	11.8	36.4
Net External Services	(398.1)	(100.2)	(93.5)
External services	(488.3)	(126.4)	(108.2)
Other operating revenues	90.2	26.2	14.7
TAX	(136.2)	(6.0)	(6.0)
EBITDA	**2,177.3**	**501.3**	**256.3**
Amortisation & Provisions	(781.2)	(108.5)	(48.2)
EBIT/Operating Profit	**1,396.1**	**392.8**	**208.1**
Financial Result	(292.6)	(65.7)	(13.3)
Companies using equity method	(0.1)	5.1	41.5
Income from non-current assets	113.2	(1.1)	66.1
Profit before taxes	**1,216.6**	**331.1**	**302.4**
Corporate income tax and minority interests	(451.9)	(93.1)	(68.7)
Net Profit	**764.7**	**238.0**	**233.7**

First nine months 2005 (Unaudited)

Million Euros

	Domestic energy	Internat. Bus.	Non-Energy
Sales	6,105.7	1,388.9	946.4
Procurements	(3,452.6)	(882.5)	(486.9)
EMISSION ALLOWANCES	(121.3)		
GROSS MARGIN	**2,531.8**	**506.4**	**459.5**
EMISSION ALLOWANCES	100.1		
NET OPERATING EXPENSES	(780.3)	(130.9)	(154.2)
Net Personnel Expenses	(457.6)	(46.7)	(89.2)
Personnel	(531.9)	(56.0)	(127.9)
In-house Work on fixed assets	74.3	9.3	38.7
Net External Services	(322.7)	(84.2)	(65.0)
External services	(418.9)	(103.2)	(82.8)
Other operating revenues	96.2	19.0	17.8
Tax	(131.1)	(4.4)	(3.6)
EBITDA	**1,720.5**	**371.1**	**301.7**
Amortisation & Provisions	(587.9)	(107.7)	(53.9)
EBIT/Operating Profit	**1,132.6**	**263.4**	**247.8**
Financial Result	(211.1)	(79.0)	(8.5)
Companies using equity method	(0.9)	7.0	29.5
Income from non-current assets	25.5	(0.6)	5.1
Profit before taxes	**946.1**	**190.8**	**273.9**
Corporate income tax and minority interests	(301.0)	(46.6)	(79.3)
Net Profit	**645.1**	**144.2**	**194.6**



Domestic Energy Business

First nine months 2006 (Unaudited)

Million Euros

	GENER.	WIND	DISTRIB.	SUPPLY & GAS	ESTRUCT.
Sales	3,651.8	514.2	643.4	1,840.5	(1,226.5)
Procurements	(1,452.3)		(0.9)	(1,804.6)	1,220.4
Emission allowances	(223.9)				
GROSS MARGIN	**1,975.6**	**514.2**	**642.5**	**35.9**	**(6.1)**
EMISSION ALLOWANCES	22.1				
NET OPERATING EXPENSES	(357.7)	(98.6)	(370.2)	(41.4)	(2.9)
Net personnel expenses	(158.3)	(18.2)	(158.1)	(22.6)	(115.3)
Personnel	(172.5)	(21.6)	(212.9)	(22.6)	(119.7)
In-house Work on fixed assets	14.2	3.4	54.8		4.4
Net External Services	(199.4)	(80.4)	(212.1)	(18.8)	112.4
External services	(240.2)	(85.9)	(264.9)	(25.6)	128.2
Other operating revenues	40.8	5.5	52.8	6.8	(15.8)
Tax	(53.8)	(5.5)	(78.9)	4.1	(2.1)
EBITDA	**1,586.2**	**410.1**	**193.4**	**(1.4)**	**(11.1)**
Amortizations, provisions and other	(297.4)	(135.8)	(162.3)	(5.3)	(180.4)
EBIT/Operating Profit	**1,288.8**	**274.3**	**31.1**	**(6.7)**	**(191.5)**
Financial Result	(67.7)	(40.0)	(68.3)	3.3	(119.6)
Companies using equity method	(1.8)		1.8	(0.1)	
Income from non-current assets	1.1	(0.3)	100.2		12.1
PROFIT BEFORE TAXES	**1,220.4**	**234.0**	**64.8**	**(3.5)**	**(299.0)**
Corporate income tax and minority interests	(416.0)	(91.6)	14.2	1.0	40.4
NET PROFIT	**804.4**	**142.4**	**79.0**	**(2.5)**	**(258.6)**

First nine months 2005 (Unaudited)

Million Euros

	GENER.	WIND	DISTRIB.	SUPPLY & GAS	STRUCT.
Net Sales	2,557.5	359.1	904.0	2,581.8	(296.6)
Procurements	(1,149.1)			(2,590.7)	287.2
Emission allowances	(121.3)				
GROSS MARGIN	**1,287.1**	**359.1**	**904.0**	**(8.9)**	**(9.4)**
EMISSION ALLOWANCES	100.1				
NET OPERATING EXPENSES	(305.4)	(67.1)	(352.7)	(82.0)	26.8
Net personnel expenses	(148.9)	(9.8)	(135.2)	(46.5)	(117.3)
Personnel	(165.3)	(13.5)	(187.4)	(46.9)	(118.9)
In-house Work on fixed assets	16.4	3.7	52.2	0.4	1.6
Net External Services	(156.5)	(57.3)	(217.5)	(35.5)	144.1
External services	(201.3)	(60.4)	(275.3)	(64.3)	182.4
Other operating revenues	44.8	3.1	57.8	28.8	(38.3)
Taxes	(45.7)	(4.2)	(61.4)	(18.4)	(1.3)
EBITDA	**1,036.1**	**287.8**	**489.9**	**(109.3)**	**16.1**
Amortisation, provisions and other	(293.0)	(104.1)	(147.3)	(46.3)	2.7
EBIT/Operating Profit	**743.1**	**183.7**	**342.6**	**(155.6)**	**18.8**
Financial Result	(71.8)	(46.0)	(46.7)	(30.6)	(15.9)
Companies using equity method	(3.0)	0.3	1.8	(27.6)	27.5
Income from non-current assets	0.1		(0.4)	(28.0)	53.8
PROFIT BEFORE TAXES	**668.4**	**138.0**	**297.3**	**(241.8)**	**84.2**
Corporate income tax and minority interests	(232.7)	(51.9)	(85.3)	18.7	50.2
NET PROFIT	**435.7**	**86.1**	**212.0**	**(223.1)**	**134.4**



2006 quarterly results

Million Euros

	JAN-MAR 2006	APR-JUN 2006	JUL-SEP 2006
NET SALES	2,978.4	2,518.2	2,656.1
PROCUREMENTS	(1,377.1)	(1,119.4)	(1,147.7)
EMISSION ALLOWANCES	(107.4)	(46.9)	(69.6)
GROSS MARGIN	**1,493.9**	**1,351.9**	**1,438.8**
EMISSION ALLOWANCES	6.2	7.0	8.9
NET OPERATING EXPENSES	(391.2)	(446.0)	(386.3)
TAX	(52.3)	(53.1)	(42.9)
EBITDA	**(1,056.6)**	**859.8**	**1,018.5**
AMORTISATION & PROVISIONS	(268.2)	(259.7)	(410.0)
EBIT	**788.4**	**600.1**	**608.5**
TOTAL FINANCIAL REVENUES	40.7	129.5	102.1
TOTAL FINANCIAL EXPENSES	(204.1)	(239.7)	(200.2)
RESULTS OF COMPANIES BASED ON EQUITY METHOD	4.1	8.4	34.1
INCOME ON NON-CURRENT ASSETS	1.6	151.0	25.5
PROFIT BEFORE TAXES	**630.7**	**649.3**	**570.0**
CORPORATE INCOME TAX	(221.6)	(226.7)	(142.3)
MINORITIES	(5.9)	(8.1)	(9.1)
NET PROFIT	**403.2**	**414.6**	**418.6**

2005 quarterly results

Million Euros

	JAN-MAR 2005	APR-JUN 2005	JUL-SEP 2005
NET SALES	2,740.0	2,718.7	2,982.3
PROCUREMENTS	(1,471.7)	(1,573.7)	(1,776.6)
EMISSION ALLOWANCES	(42.1)	(36.5)	(42.7)
GROSS MARGIN	**1,226.2**	**1,108.5**	**1,163.0)**
EMISSION ALLOWANCES	34.4	29.8	35.9
NET OPERATING EXPENSES	(342.3)	(356.2)	(357.8)
TAX	(47.1)	(47.8)	(44.3)
EBITDA	**871.2**	**725.3**	**796.8)**
AMORTISATION & PROVISIONS	(237.9)	(247.1)	(264.5)
EBIT	**633.3**	**478.2**	**532.3**
TOTAL FINANCIAL REVENUES	58.0	97.8	67.1
TOTAL FINANCIAL EXPENSES	(165.3)	(186.6)	(169.6)
RESULTS OF COMPANIES BASED ON EQUITY METHOD	16.0	9.2	10.5
INCOME ON NON-CURRENT ASSETS	(2.4)	27.8	4.6
PROFIT BEFORE TAXES	**539.6**	**426.4**	**444.9**
CORPORATE INCOME TAX	(188.2)	(117.7)	(108.4)
MINORITIES	(4.8)	(2.3)	(5.5)
NET PROFIT	**346.6**	**306.4**	**331.0**



Statement of origin and use of funds
First nine months 2006 (Unaudited)

Million Euros

	January-Sept. 2006	January-Sept. 2005	Difference
EBIT	1,997	1,644	353
Amortisation	761	723	38
Provisions	177	27	150
Applications to pension funds	20	41	(21)
Operating Cash Flow	**2,955**	**2,435**	**520**
Interest paid	(620)	(489)	(131)
Interest received	272	223	49
Dividends received from affiliates	3	6	(3)
Minority interests	(23)	(13)	(10)
Taxes	(564)	(410)	(154)
Gross Cash Flow	**2,023**	**1,752**	**271**
Dividends paid	(798)	(692)	(106)
Retained Cash Flow	**1,225**	**1.060**	**165**
Investments	(1,929)	(1,354)	(575)
Fixed asset disposals	23	0	23
Financial asset disposals	130	44	86
Taxes on investment	(27)	(4)	(23)
Pension payments and other	(124)	(79)	(45)
Total Cash Flow Applications	**(1,927)**	**(1,393)**	**(534)**
Capital subsidies received	80	84	(4)
Change in working capital	(1,599)	(1,370)	(229)
Change in debt	2,221	1,619	602
FX Impact	(120)	165	(285)
Change in Gross Debt	**2,101**	**1,784**	**317**



Stock Market Developments



IBERDROLA
IBEX 35
Stoxx Utilities
Euro Stoxx Utilities

IBERDROLA Stock	9M 2006	9M 2005
Number of shares in outstanding	901,549,181	901,549,181
Share price at close of period	35.30	23.25
Average price over period	27.58	20.55
Average daily volume	7,356,948	7,231,582
Maximum volume (27-09-06/29-06-05)	107,435,505	57,939,060
Minimum volume (21-08-06/15-08-05)	1,365,238	917,108
Dividends paid (€)	0.89	0.77
Interim (2 January 2006/3 January 2005)	0.37	0.33
Additional (Payable on 3 July 2006/1 July 2005)	0.52	0.44
Yield per share (Div paid year / price close of previous year)	3.8%	4.1%

IBERDROLA Senior Unsecured Debt Credit Rating		
Agency	Rating	Outlook
Standard & Poor´s (*)	A+	Negative
Moody´s (*)	A2	Negative
Fitch IBCA	AA-	Negative

(*) By virtue of the agreement for the acquisition of assets signed with Gas Natural and subject to the approval of the pertinent authorities:
- S&P has rated IBERDROLA Senior Unsecured Debt at "credit watch with negative implications"
- Moody´s has rated IBERDROLA Senior Unsecured Debt at "review for a possible downgrade"
- Fitch rated IBERDROLA Senior Unsecured Debt at "credit watch negative (RWN)", after approval by the Spanish government of the tender offer for Gas Natural and Endesa. Later, in February of 2006, it raised its rating from A+ to AA- as a result of a change in its method of analysis

Appendix.- IBERDROLA and Sustainability

The contribution of IBERDROLA to sustainable development is reflected in several social responsibility practices that attend to the needs and expectations of its Interest Groups, with whom the Company maintains a combination of open communication channels and dialogue, which are designed for: communication on goals, activities and successes achieved in the three areas of sustainable development (economic, environmental and social), as well as receiving evaluations and requests from the parties involved.

1. SUSTAINABILITY INDICATORS

Sustainability Indicators	9M 2005	9M 2006
Contribution to GDP (Gross Margin) (*)	0.50%	0.45%
Contribution to GDP (Net Sales) (*)	0.91%	1.04%
Investments in equipment (million euros)	1,316.2	1,345.3
Investments in clean generation (million euros)	336.1	442.5
Net profit (million euros)	984.0	1,236.4
Dividend yield (%)	3.8%	4.1%
CO_2 emissions in the period (gr. CO_2/kWh). CO_2/kWh). Total	269	247
CO_2 emissions in the period (gr. CO_2/kWh). CO_2/kWh). Spain	242	206
Emission-free production: total (GWh)	28,023	31,858
Emission-free production: Spain (GWh)	27,181	30,948
Production free of emissions over total production (%)	45.8%	47.8%
Ratio of emission-free production in Spain to total production (%)	58.4%	62.1%
Total emission-free installed capacity: (MW)	15,757	16,546
Total emission-free installed capacity: (MW)	15,458	16,239
Spain (%) Emission-free installed capacity:	57.8%	59.0%
Spain (%) Emission-free installed capacity:	64.5%	65.6%

(*) First semester 2006. Source: GDP data prepared by INE (latest date published Q2 2006)

NOTE: These indicators have been considered by SAM (Sustainability Asset Management) to be the European benchmark on information concerning Sustainability.

Change in specific emissions in the thermal mix: CO_2, SO_2, particles, and NO_X


CO_2 emission, specific thermal mix Spain
(g/kWh)
583
544
9M 2005
9M 2006


SO_2 emission, specific thermal mix Spain
(g/kWh)
1.90
1.55
9M 2005
9M 2006


Particle emission, specific thermal mix Spain
(g/kWh)
0.14
0.12
9M 2005
9M 2006


NO_2 emission, specific thermal mix Spain
(g/kWh)
1.48
1.40
9M 2005
9M 2006



2. INDEXES, RATINGS AND AWARDS

Presence of IBERDROLA in indexes and Rankings of Sustainability, Reputation, and Corporate Governance	
Sustainability	**Rating/Situation**
Dow Jones Sustainability World Index 06	74 points/Sustainability Leaders Group
Dow Jones Sustainability Stoxx Index 06	74 points/Sustainability Leaders Group
Climate Leadership Index	Only utility in Spain to be included in the index
OEKOM	B- / Group of leaders: top Spanish company and among the top 3 in the Worldwide Utilities category
Global 100 Most Sustainable Corporations in the World	IBERDROLA among the 100 most sustainable companies in the world
Pacific Sustainability Index (PSI)	Group of leaders: Among the top 3 in the Energy & Utilities Sectors category
Carbon Disclosure Project	Best in class of Climate Leadership Index 2006. Only utility in Spain to be included in the index.
BusinessWeek, Climate Group	Group of leaders: Among the top 3 in the ranking of most outstanding companies in the management of greenhouse gases and ranked among the top 10 companies in the world contributing most to the reduction of greenhouse gases with leadership in environmental management in the last 10 years
INNOVEST	Included in Group 5 "Best in class" of utilities sector
VIGEO	Qualification from neutral to positive in main categories
CR- Risk Premium Survey. University of Hamburg & SRI Deutsche Bank	30.5 points. IBERDROLA in leading Group in utilities
EIRIS- evaluator of FTSE4GOOD	IBERDROLA is in the process of evaluation
Corporate reputation	
MERCO 2006	Leading in Energy, Gas & Water sector
Corporate governance	
FTSE ISS Corporate Governance Index (CGI)	IBERDROLA has been included in the index



Acknowledgements

IBERDROLA selected as the best European electricity company in investor relations, according to the IIRG

For analysts, IBERDROLA is the best electricity company in investor relations and the best Spanish company in this group, as taken from the results of a survey carried out by the prestigious Institutional Investor Research Group (IIRG) for the European Investor Relations Study. Ignacio Galán, CEO of IBERDROLA, has been chosen best CEO in the sector of European utilities for the fourth year in a row, and analysts have recognised the Company's leadership in two other categories of the survey: best CFO (José Sainz Armada) and best Investor Relations Manager (Ignacio Cuenca).

3. ENVIRONMENTAL COMPROMISE AND RESPONSIBLE SOCIAL INVESTMENT

Assessment by Analysts and Investors on Socially Responsible Investment

IBERDROLA becomes the only Spanish electricity company in the 'Climate Leadership Index' because of its climate change strategy

IBERDROLA has become the only Spanish electricity company in the 'Climate Leadership Index', after being named Best in Class in its sector worldwide because of its consistent climate change strategy. IBERDROLA's inclusion for the second year in a row in this selective index, which includes only the 50 best companies in the world, is a response to IBERDROLA's fourth participation in the Carbon Disclosure Project (CDP).

This study, which was driven by 225 international investors who manage USD 31.5 billion in assets, evaluates 10 key aspects of the initiatives adopted by companies to slow climate change. IBERDROLA was evaluated not just on its current strategy, one pillar of which is the defence of the environment and emphasis on sustainable development, but also for the appropriate evaluation of the risks and opportunities that are derived from climate change in its activities, as well as on the quality and effectiveness of its plans for reducing the emission of greenhouse gases.

IBERDROLA was the pioneering Spanish electricity company advocating that the objectives set under the Kyoto Protocol should be met. In the opinion of the Company, the electricity sector, in contrast with the other industrial sectors included in the European Directive on Emissions Trading, is the only sector that has the potential technology to reduce emissions and the ability to internalise the costs of emissions without affecting its competitiveness.

Dow Jones Dow Jones Sustainability World and Stoxx Index 06

IBERDROLA was included in the Dow Jones Sustainability World and the Dow Jones Sustainability Stoxx Index 06, with 74 points, which is only three points behind the leader

(at 77 points), and well above the average, which is around 60 points.

IBERDROLA has been included in this Index continuously since its founding in 2000. Only two other companies in the sector "Electric Utilities" (Companhia Energetica de Minas Gerais and Transalta) have been included in the Index continuously for this period, while 23 companies in the sector have entered and left at various times.

Action taken and investment to reduce emissions

IBERDROLA, the first Spanish firm to negotiate Joint Application projects to fulfil Kyoto

IBERDROLA has become the first Spanish firm to negotiate Joint Application (JA) mechanisms to facilitate compliance with the Kyoto Protocol, after starting the procedure with two wind farms in Poland. In particular, this refers to the farms that the company is building in Poland known as Malbork and Kisielice, with an installed capacity of 18 and 40.5 MW and that will start operation at the end of 2006 and beginning of 2007, respectively. These installations will enable reduction of the emission into the atmosphere of more than 93,000 tonnes of CO_2 annually.

As a first step, the Designated National Authority (DNA) has already certified that IBERDROLA has sufficient capacity to carry out wind energy and AC energy projects under Art. 6 of the Kyoto Protocol, a formality required by the host country, Poland, for the Company to be able to obtain approvals for both these initiatives.

IBERDROLA will now continue with the remaining phases of the application procedure: validation of the project by an Accredited Independent Entity (AIE), obtaining the approvals from the Spanish DNA, and the final approval from the Joint Application Supervisory Committee (JASC). The AC projects, which are one of the flexible mechanisms being contemplated in order to facilitate compliance with the Kyoto Protocol, enable investment in sustainable projects in countries undergoing transition to the market economy which will reduce CO_2 emissions.

IBERDROLA is reducing nitrogen oxide emissions by 35% at the Velilla thermal plant.

IBERDROLA has been able to reduce nitrogen oxide emission by 35% from the Velilla del Río Carrión (Palencia) thermal plant through installing a system called ABACO which minimises the formation of pollutant products during the combustion process. This system, which has begun operation during the past two years in this 515 MW capacity plant, has represented an investment by IBERDROLA of 1.1 million euros. The Company will invest an additional €700,000 in the second half of 2006 in order to optimise it and improve the performance of the boiler. Thanks to this initiative, with this thermal plant IBERDROLA has managed, two years in advance, to comply with the 2008 limits established for major electric combustion plants.

4. CONTRIBUTION TO SOCIAL DEVELOPMENT

The key events for IBERDROLA in the Jan-Sep period of 2006 for social aspects were as follows:

a) "Education and Training" Programme

- **Promotion of Energy Savings and Efficiency.** An agreement has been made with the Community of Madrid for the development of a plan of action, with the purpose of increasing public awareness as to the rational use of energy and thus being able to achieve more sustainable development.

- **Promotion of Electrical Safety.** IBERDROLA participates in the Renove plan for electrical installations in housing blocks, which has been set up by the Madrid Regional Authority to improve electrical safety, and has already supervised electrical installations in more than 2,000 buildings.

- **Summer courses.** IBERDROLA has sponsored and participated in various Summer Courses at Spanish universities. Special highlights were "Energía Inteligente para el siglo XXI" (Intelligent Energy for the 21st Century), taught at San Benito de Alcántara (University of Extremadura), and the course "Energía y Medio Ambiente: Perspectivas Científico-Técnicas y Sociales" (Energy and the Environment: Scientific and Social Perspectives), at the Polytechnical University of Cartagena (Murcia).

b) Specific Projects

- **"Implica2" Project for the disabled.** What stands out in this quarter is its support for the Council of Castilla - La Mancha, allowing the Asprona organization in Albacete to benefit from the experience of Fundación Lantegi Batuak (which collaborated on "Implica2" in Vizcaya). The ultimate objective of IBERDROLA is to extend this model of support to its other areas of influence.

- **Website accessible for disabled persons.** The new IBERDROLA website has obtained an Accessibility Certificate, at AA level, issued by Technosite (a company belonging to the ONCE Foundation).

- **Volunteers' Day.** IBERDROLA conducted "IBERDROLA Volunteers' Day" workshops in Cáceres and Toledo, in which more than 600 disabled persons from Extremadura participated and Castilla-La Mancha. In this area, the Association of Paraplegics and the Disabled of Cuenca (Aspaym) awarded the "Silla de Oro" prize to IBERDROLA for its support for the disabled.

- **Family Responsibility Business Certificate.** The +Familia Foundation has awarded IBERDROLA its Family Responsibility Certificate according to Regulation 1000-1. The Certificate is valid for three years, during which time annual audits are carried out.

- **Internal Corporate Culture Management Model.** IBERDROLA has launched a project for managing Internal Corporate Culture,

understood as the sum of all shared values, behaviour guidelines, work habits and conduct with organisation members, aimed at supporting the commitments acquired in the Strategic Plan.

c) "Local Economic Development" Programme

- **Regional Advisory Boards.** Meetings have been held of the Consultative Committees for Castilla y León, and the Comunidad Valenciana, which were formed by major industrial and financial groups of these communities.

- **Support for companies in Castilla y León.** IBERDROLA intends to help improve the competitiveness of small businesses in Castilla y León by incorporating participation in the Foro de Empresas and Organizaciones Inductoras de la Excelencia. This forum on innovation and excellence in corporate management was formed as the consultative body of the Council of Castilla y León.

- **Promotion of Corporate Social Responsibility.** IBERDROLA participated in 15 conferences promoting corporate social responsibility practices, presenting the "IBERDROLA model" to business and academic circles. Our Company, together with the BBVA Foundation and the Fundación Entorno, promoted an online course named "RSE+5", which is intended to help small and medium companies to develop sustainable strategies.

d) Art and culture programme

- **Reconstruction and Illumination of Monuments.** The following projects have been implemented to illuminate Spanish cultural monuments: Cathedral and Walls of Ciudad Rodrigo (Salamanca); Prince's Residence, at El Escorial (Madrid); Sanctuary of the Virgen del Rosario de Hellín (Albacete) and the Plaza de Sancho Gracia in Espinosa de los Monteros (Burgos). The exhibition "La Luz de Flandes" was opened in Burgos, and the Company participated in the reconstruction of the "Patio Embajador Vich", which is in the Fine Arts Museum of Valencia.

- **Publications.** The IBERDROLA Foundation has published four new books on culture and the sciences and also two new Guides to assist disabled persons and the socially marginalised.

e) "Solidarity" Programme

- **IBERDROLA Foundation projects.** The IBERDROLA Foundation has committed its support to 11 new social action projects meant for the disabled, immigrants, and other disadvantaged groups.

- **V International Forum of the Alliance of Cities Against Poverty.** IBERDROLA has supported the Comunidad Valenciana in holding this forum, organized jointly by that administration and the United Nations Programme for Development, with the cooperation of the Parliament of Valencia.



5. CORPORATE GOVERNANCE

The highlights for Corporate Governance 1 January to 30 September of 2006 were as follows:

Composition of the Board of Directors

At a meeting held on 26 April 2006 the Board of Directors accepted the resignation of D. Iñigo de Oriol Ybarra and enacted the agreement adopted by the Board at a meeting on 20 April 2005 by which D. José Ignacio Sánchez Galán was appointed as the Chairman of the Board of Directors, and consequently replaced D. Iñigo De Oriol Ybarra as Chairman, while remaining as CEO.

On the same date D. José Antonio Garrido Martínez, D. Javier Herrero Sorriqueta and D. Ignacio de Pinedo Cabezudo also tendered their resignations, thus formalising the appointment as board member, by co-optation and subject to approval or ratification by the General Meeting of Shareholders, of D. Iñigo Víctor de Oriol Ibarra, who is classified as one of the "other external board members".

On 24 May 2006 the Board agreed to accept the resignation of D. César de la Mora Armada, D. Antonio Garay Morenés and D. Antonio Mª de Oriol y Díaz-Bustamante, and also to appoint as Vice-presidents the independents D. Juan Luis Arregui Ciársolo and D. Víctor de Urrutia Vallejo. D. Julián Martínez-Simancas Sánchez was also appointed as Deputy Secretary of the Board.

Finally, at a meeting on 7 June 2006, the resignation of the external board member representing substantial shareholders, D. Jesús María Cadenato Matía, was accepted. Also, by co-optation and subject to the approval or ratification by the General Meeting of Shareholders, the appointment as board members of Dña. Inés Macho Stadler, D. Braulio Medel Cámara and D. José Carlos Pla Royo, (the first two classified as independent board members and the latter as director representing substantial shareholders) was formalised.

As a result, the Board of Directors is currently composed of 15 members, of which only the Chairman is classified as an executive. The remaining 14 directors include 11 independents, 2 representing substantial shareholders and 1 is classified as "other external shareholders".

Details on the identity and category of the Directors, and also the composition of the Executive Board, the Auditing and Performance Board, and the Appointments and Salaried Committee, are available in continuously updated form at *www.iberdrola.com* (information for shareholders and investors / corporate governance / board).

Amendments to the Company Regulations

The General Shareholders' Meeting held on 30 March 2006 ratified the following amendments to the Company's By-laws and the Regulations of the General Shareholders' Meeting:



- Modification of Article 19 of the By-laws and Article 8 of the Regulations of the General Shareholders' Meeting to adapt the wording of both provisions to that established in the First Final Provision of Law 19/2005 of 14 November on European joint stock companies domiciled in Spain, with respect to extending the term for publication of the notice of meeting for a general shareholders' meeting and the right of shareholders to request publication of a supplement to the notice of meeting, including new points on the agenda of meeting.
- Modification of Article 22 of the By-laws and Article 10 of the Regulations of the General Shareholders' Meeting so as to eliminate the requirement relating to the minimum number of shares conferring the right to attend a general shareholders' meeting.

The full text of the Company By-laws, the Regulations of the General Meeting of Shareholders and other remaining internal regulations of the corporate bodies currently in force may be consulted at www.iberdrola.com (information for shareholders and investors/corporate governance).

Other Agreements

It was also resolved that the firm "ERNST & YOUNG, S.L." be appointed as auditor for the Company and its Consolidated Group, which firm will do the auditing for a period of 3 years for the annual reports for fiscal years 2006, 2007, and 2008". This resolution was adopted at the proposal of the Board of Directors after a favourable report from the Committee on Auditing and Compliance and after bidding among the major international auditing firms within the context of the "IBERDROLA Group Policy on Retaining Auditors" approved by that committee on 23 November 2005.

Information Transparency

One of the Company's core Corporate Governance principles is to promote maximum transparency in the information – financial and other – provided to shareholders and markets. In line with this commitment, in 2006 the company maintained a high level of activity with regard to information for institutional investors and financial analysts, which no doubt contributed to the excellent performance of IBERDROLA's stock over the period.

On 22 February 2006, the Board approved the Annual Report on Corporate Governance for 2005, in accordance with the form required by Circular 1/2004 of 17 March of the Spanish securities regulator (CNMV).

On the same date, the Board of Directors approved the Report on the Activities of the Audit and Compliance Board for fiscal year 2005, the publication of which is intended to contribute to best practices in corporate governance by covering the annual activities of the Audit and Compliance Board.

The National Stock Market Commission was informed as to all relevant facts connected with the Company's Corporate Government, including the convocation, recording and agreements reached by the General Shareholders' Meeting held on 30 March 2006, as well as the changes among the Board of Directors. The policy of maximum transparency was also applied to the acquisition by the ACS Group of a major shareholding in the Company (10% of the share capital), which is reflected both in the announcement to this affect by the ACS Group on 28 September 2006, as well as on the corporate website at *www.iberdrola.com* (information for shareholders and investors/capital-fixed income/significant shareholdings and treasury stock).

The appropriate notifications were also made in relation to publishing periodic information on the current financial year, including information relating to operations with associated undertakings.

All information published in the section on corporate governance of the website *www.iberdrola.com* is available in Spanish and English.



Spanish stock market commission (CNMV): Significant Events and Other Communications since July	
Event	Registration No.
The Company announced the reinvestment price of each share in the framework of the dividends reinvestment programme	20966
The Company announces that it has reached an agreement to acquire 11% of the capital of Gamesa from Corporación IBV. The Company and BBVA each have a 50% participation in this holding. The transaction was carried out at €16.64 per share. With this acquisition, the direct participation in Gamesa is now 17% of the capital	68365
IBERDROLA announces market presentation on 20 July 2006	20997
The Company announces that it has completed the purchase of French company Perfect Wind for €52 million.	68430
The Company submits the changes to its Energy Balance Sheet for the first half of 2006	68677 / 68678
The Company submits information on its financial results for the first six months of 2006	68830 / 21033
The Company submits its 2005 Report on Environmental Indicators	21188
The Company issues a press release announcing the acquisition of rights to install a biomass plant at Archidona (Málaga).	21208
The Company issues a press release announcing the acquisition of rights to install a biomass plant at As Somozas (A Coruña).	21220
IBERDROLA puts into operation the Altamira V plant, the largest combined-cycle plant in Mexico.	21224
IBERDROLA announces its inclusion in the 'Climate Leadership Index' because of its climate change strategy	21366
IBERDROLA, S.A. announces market presentation of its Strategic Plan on the next day, 4 October 2006	21380 /21527
ACS Group announces that it has acquired a 6.31% stake in IBERDROLA at €37 per share, for a total amount of €2,105,896,884, of which 1.8% was acquired through derivatives	71109
As a precautionary measure and effective immediately, CNMV decides, within the scope of Article 33 of Law 24/1988, of 28 July, to suspend trading in the entity IBERDROLA, S.A., on the following markets: - of shares or other securities that may provide subscription or acquisition rights on the Stock Exchanges and on the Connected Exchange System (Sistema de Interconexión Bursátil) - of contracts for such shares in MEFF RENTA VARIABLE, S.A. - of fixed-income issues and preferred participations in AIAF, Mercado de Renta Fija, S.A., while information is released relating to the acquisition of a significant participation in shares of the Company by ACS, ACTIVIDADES DE CONSTRUCCION Y SERVICIOS, S.A	71097
Effective 11:45 a.m. today CNMV decides to lift the precautionary suspension agreed to today of trading in IBERDROLA, S.A. on the following markets: - of shares or other securities that may provide subscription or acquisition rights on the Stock Exchanges and on the Connected Exchange System (Sistema de Interconexión Bursátil); - of contracts for such shares in MEFF RENTA VARIABLE, S.A.; - of fixed-income issues and preferred participations in AIAF, Mercado de Renta Fija, S.A., as a result of having released to the public, in the Governing Companies of the Stock Exchanges and in CNMV, information sufficient to the circumstances that gave rise to the adoption of the suspension agreement	71112
The Company announces that it has learned of the information released by the CNMV on the acquisition by the ACS Group of 6.31% of its share capital, a transaction it considers positive when it becomes a permanent shareholder.	71115

IBERDROLA informs you that the data used to send you this information are included in a file property of IBERDROLA, S.A., with the only purpose of sending you financial information about the Company. Such data were included in our file either at your request or due to previous relations held between you and IBERDROLA.

As stated by the Organic Law 15/1999 of 13 December on the Protection of Personal Data (Ley Orgánica de Protección de Datos de Carácter Personal, LO 15/1999), you can at any time exercise your rights of access, rectification, objection and cancellation on your personal data. Should this be the case, you must send a letter, with a photocopy of your identity card or passport attached, to the following address:

IBERDROLA, S.A.
Investor relations
C/ Tomas Redondo, 1
28033 - Madrid (Spain)

Notwithstanding this, if you are not interested in receiving any more information related to IBERDROLA, please let us know by calling the toll free line +34 900 10 00 19.


IBERDROLA

IBERDROLA, S.A.
Investor relations
Phone: 00 34 91 784 2804
Fax: 00 34 91 784 2064
investor.relations@iberdrola.es

Security Reference

GENERAL

Version: **5.1.2**

INFORMATION CORRESPONDING TO :

PERIOD Second Half **YEAR** 2005

I. IDENTIFICATION OF THE ISSUER

Name:
IBERDROLA, S.A.

Registered office:
c/ CARDENAL GARDOQUI, 8 - 48008 BILBAO

Tax identification no.:
A48-010615

Persons assuming responsibility for this information, indicating rank and powers of attorney by virtue of which they represent the company:

JOSE LUIS SAN PEDRO GUERENABARRENA
Director Administration, Control and Regulation

By virtue of powers of attorney granted in deed no. 659 executed in Bilbao on 8 March 1994 before the notary Mr. José María Arriola Arana.

Signature:

CONTENTS OF HALF-YEAR REPORT
(mark with X if included)

			Separate	Consolidated
I.	Identification of Issuer	0010	X	
II.	Variation of Consolidated Group	0020		X
III.	Bases of Presentation and Valuation Policy	0030	X	X
IV.	Balance Sheet (*)	0040	X	X
V.	Profit and Loss Account (*)	0050	X	X
VI.	Comparative Consolidated Balance Sheet	0060		X
VII.	Distribution by Activity of Net Turnover	0070	X	X
VIII.	Number of Employees	0080	X	X
IX.	Evolution of Business	0090	X	X
X.	Issues, Redemptions or Cancellations of Debentures & Notes	0100	X	X
XI.	Dividends Distributed	0110	X	
XII.	Significant Events	0120	X	X
XIII.	Annex of Explanatory Details of Significant Events	0130	X	X
XIV.	Related-Party Transactions	0140	X	X
XV.	Special Auditors' Report	0150		

(*) The consolidated information shall be completed exclusively on the balance sheet and profit and loss account form applicable under prevailing legislation.

II. VARIATION OF THE COMPANIES MAKING UP THE CONSOLIDATED GROUP (1)

INCLUSIONS:

IBERDROLA FINANZAS, S.A.
IBERDROLA RE, S.A.
IBERDROLA PORTUGAL, ELECTRICIDADE E GAS, S.A.
IBERDROLA INGENIERIA Y CONSTRUCCIÓN, SAU
IBERDROLA PARTICIPAÇOES SGPS, S.A.
ENERGYWORKS VIT-VALL, S.L.
DISELEC, S.A.
VIENTOS DE CASTILLA Y LEON, S.A.
MOLINOS DE LINARES
EOLICAS FUENTE ISABEL, S.A.
ENERGIA GLOBAL CASTELLANA
METAL INDUSTRY OF ARCADIA C. ROKAS
ENERGIA DE CASTILLA Y LEON, S.A.
PEACHES ENERGIAS RENOVABLES, S.A.
IBERDROLA ENERGIE RINNOVABILI, SPA. (Italy)
IBERDROLA RENEWABLE ENERGIES OF UK, LIMITED (U.K.)
IBERDROLA ENERGIES RENOUVELABLES, SAS (France)
IBERDROLA REGENERATIVE ENERGIEN, GMBH (Germany)
AEOLIA PRODUÇAO DE ENERGIA, S.A.
EME DÓLAR UNO, S.L.
EME DÓLAR TRES, S.L.
EME HUENEJA TRES, S.L.
EME FERREIRA DOS, S.L.
IBERDROLA ENERGIAS RENOVAVEIS, S.A. (Portugal)
IBERDROLA ENER'GIA ODNAWIALNA SPO3KA Z OGANICZON ODPOWIEDZIALNOCECI1 (Poland)
FACTOR ENERGIA
URBANIZADORA MARINA DE COPE, S.L.
IBERDROLA INVERSIONES 2010 TORRE IBERDROLA AIE
DIMENSIÓN INFORMATICA

EXCLUSIONS:

NOVA CALA VILLAJOYOSA, S.A.
INFRATEL
PANELEC
SPORTS INTERACTIVE, S.A.
FOOTBALL NET, S.A.
MEDIA GESTORA DE STOCKS, S.A.
ENECAMSA
INCOMISA
IBERDROLA INGENIERIA Y CONSULTORIA, SAU ENERGYWORKS HOLDING, S.L.
SISTEMAS ENERGÉTICOS FUENDETODOS, S.A.
SISTEMAS ENERGÉTICOS ENTREDICHO, S.A.
SISTEMAS ENERGÉTICOS GOIA PEÑOTE, S.A.
SISTEMAS ENERGÉTICOS SERRA DE MEIRA, S.A.
SISTEMAS ENERGÉTICOS DE NAVARRA, S.A.
SISTEMAS ENERGÉTICOS ASTUDILLO, S.A.
SISTEMAS ENERGÉTICOS TERUELO, S.A.

III. BASES OF PRESENTATION AND VALUATION POLICIES

(The financial and accounting data and information included in this regular public report should be prepared in accordance with the principles and criteria for recognition and measurement stipulated in prevailing legislation for drawing up financial and accounting information to be included in the annual accounts corresponding to the annual period to which this report refers. If, by exception, the generally accepted accounting criteria and principles stipulated in the corresponding legislation have not been applied to the data and information attached hereto, this fact and the underlying reasons should be stated, indicating the effect that such non-application could have on the net worth, the financial position and the results of the company or its consolidated group. Furthermore, and with a similar scope, any modifications in respect of the last audited annual accounts that may have been made in the accounting principles used in drawing up the attached information must be mentioned and explained. If the same accounting policies, criteria and principles have been applied as in the last annual accounts, and if the latter were drawn up in accordance with the prevailing accounting standards applicable to the company, this should be expressly stated. If any adjustments and/or reclassifications have been made during the preceding period in pursuance of prevailing legislation, to allow for changes in accounting policies, correction of errors or changes in the classification of accounting items, the necessary quantitative and qualitative information shall be included in this section to understand those adjustments and/or reclassifications.)

The consolidated financial and accounting information included herein has been drawn up in accordance with the International Financial Reporting Standards (IFRS), as adopted by the European Commission following the procedure established in Regulation (EC) No 1606/2002 of the European Parliament and of the Council of 19 July 2002.

Consequently, the consolidated financial statements for 2004 presented for comparison differ from those published in the latest audited consolidated annual accounts issued in accordance with mercantile law and according to the accounting principles and standards prevailing for that year.

The accompanying consolidated financial statements have been drawn up in accordance with the accounting principles established for the first-time adoption of International Financial Reporting Standards (hereinafter IFRS), including the International Accounting Standards (IAS), the interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC) and the Standing Interpretations Committee (SIC).

The consolidated financial statements have been prepared in accordance with IFRS 1, which establishes, for certain specific cases, alternatives that entities applying IFRS for the first time may use in the preparation of their financial and accounting information. The alternatives chosen by the IBERDROLA Group are described below:

- The Group has opted not to restate the business combinations as though they had taken place under IFRS, and has eliminated against reserves the assets and liabilities recorded under Spanish GAAP that do not have this consideration under the IFRS.
- The book value of the assets under Spanish GAAP has been taken as the amortised cost of tangible and intangible fixed assets at 31 December 2003, as the IBERDROLA Management assumes that the restatement of assets made under the accounting standards prevailing in the countries in which companies belonging to the IBERDROLA Group operate reflect, approximately, the price variations in those countries.
- The translation differences generated prior to 31 December 2003 have been transferred to reserves. Consequently, in the event of disposal of an investee company, the profit and loss account would only show the translation differences generated after said date.
- When recording the production plant decomissioning costs, the IBERDROLA Group has opted to record the provision required to meet said future costs at their current value at the date of commissioning the respective asset, against the item "Tangible fixed assets" on the accompanying consolidated balance sheet.

Both the cumulative depreciation and amortisation of assets at 31 December 2003 and the financial adjustment of the corresponding provision at that date are based on the estimates made by the IBERDROLA Group at that date, recorded as debit and credit, respectively, in the item "Unappropriated reserves" on the accompanying consolidated balance sheet.

The IFRS also establish certain alternatives in their application, including the following:

i) The IFRS establish the alternative of capitalising financial expenses generated on the external financing assigned to construction in progress and nuclear fuel stocks. The IBERDROLA Group has opted to capitalise these financial expenses.

ii) Interests in joint ventures may be recognised by proportionate consolidation or by the equity method, using the same criteria for all interests held by the Group in joint ventures. The IBERDROLA Group applies proportionate consolidation to all jointly controlled entities.

iii) Both intangible assets and the assets recorded under "Property, plant and equipment" and "Investment properties" may be carried at fair value or purchase cost after deducting any accumulated depreciation and accumulated impairment, if any. The IBERDROLA Group has opted to record these assets at cost.

iv) The IFRS allow two treatments for recognising capital grants: deducting the amount of the capital grants from the book value of the asset or recording capital grants as deferred income on the liabilities side of the balance sheet. The IBERDROLA Group has chosen the latter option.

Finally, the transactions performed on the electricity generation market by Iberdrola Generación, S.A. and Iberdrola, S.A. (as electricity supply undertaking) have not been offset in the accompanying financial information.

IV. SEPARATE BALANCE SHEET

Unit: Thousand euro

ASSETS		Code	CURRENT YEAR	PREVIOUS YEAR
A)	UNCALLED SHARE CAPITAL	0200	0	0
I.	Formation expenses	0210	0	61
II.	Intangible fixed assets	0220	189,368	195,695
II.1	Leasing rights	0221	113,410	113,438
II.2	Other intangible fixed assets	0222	75,958	79,257
III.	Tangible fixed assets	0230	622,832	643,519
IV.	Financial fixed assets	0240	12,745,255	12,130,774
V.	Treasury shares long-term	0250	1,149	2,102
VI.	Long-term trade receivables	0255	1,301,641	51,937
B)	FIXED ASSETS (3)	0260	14,860,245	13,021,088
C)	DEFERRED CHARGES (3)	0280	107,924	118,049
I.	Called-up share capital receivable	0290	0	0
II.	Inventories	0300	48,725	28,449
III.	Accounts receivable	0310	5,508,557	3,994,310
IV.	Short-term financial investments	0320	800,506	1,638,665
V.	Treasury shares short-term	0330	0	0
VI.	Cash in hand and at banks	0340	0	0
VII.	Prepayments and accrued income	0350	16,456	6,853
D)	CURRENT ASSETS	0360	6,374,244	5,668,277
	TOTAL ASSETS (A+B+C+D)	0370	21,342,413	18,807,414

LIABILITIES		Code	CURRENT YEAR	PREVIOUS YEAR
I.	Subscribed capital	0500	2,704,648	2,704,648
II.	Reserves	0510	3,357,507	3,356,110
III.	Profit/loss brought forward	0520	1,046,751	1,041,429
IV.	Profit/loss for the year	0530	729,528	697,711
V.	Interim dividends	0550	-330,828	-293,834
A)	SHAREHOLDERS' EQUITY	0560	7,506,606	7,506,064
B)	DEFERRED REVENUES (4)	0590	46,154	49,413
C)	PROVISIONS FOR LIABILITIES AND CHARGES	0600	686,414	468,830
I.	Issues of debentures and other marketable securities	0610	671,640	771,302
II.	Debts to credit institutions	0615	3,345,399	2,332,477
III.	Debts to group and associated companies	0620	4,978,270	3,423,653
IV.	Long-term trade payables	0625	0	0
V.	Other long-term debts	0630	109,520	85,506
D)	LONG-TERM ACCOUNTS PAYABLE	0640	9,104,829	6,612,938
I.	Issues of debentures and other marketable securities	0650	45,368	47,294
II.	Debts to credit institutions	0655	1,097,732	1,088,594
III.	Debts to group and associated companies	0660	1,545,289	2,250,824
IV.	Trade accounts payable	0665	1,079,084	380,195
V.	Other short-term debts	0670	227,662	402,882
VI.	Accruals and deferred income	0680	3,049	154
E)	CURRENT LIABILITIES (5)	0690	3,998,184	4,169,943
F)	PROVISIONS FOR SHORT-TERM LIABILITIES & CHARGES	0695	226	226
	TOTAL LIABILITIES (A+B+C+D+E+F)	0700	21,342,413	18,807,414

V. SEPARATE PROFIT AND LOSS ACCOUNT

Unit: Thousand euro

		CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
+ Net turnover (6)	0800	3,346,889	100.00%	2,630,017	100.00%
+ Other income (7)	0810	361,432	10.80%	343,123	13.05%
+/- Change in stock of finished goods and work in progress	0820	0	0.00%	0	0.00%
= **TOTAL VALUE OF PRODUCTION**	0830	**3,708,321**	110.80%	**2,973,140**	113.05%
- Net purchases	0840	-2,422,069	-72.37%	-1,760,162	-66.93%
+/- Change in stocks of commodities, raw materials and other consumables	0850	0	0.00%	0	0.00%
- External and operating expenses (8)	0860	-986,532	-29.48%	-836,976	-31.82%
= **ADJUSTED VALUE ADDED**	0870	**299,720**	8.96%	**376,004**	14.30%
+/- Other expenses and income (9)	0880	0	0.00%	0	0.00%
- Staff costs	0890	-231,018	-6.90%	-234,610	-8.92%
= **GROSS OPERATING PROFIT**	0900	**68,702**	2.05%	**141,394**	5.38%
- Provision for depreciation and amortisation	0910	-95,369	-2.85%	-84,812	-3.22%
- Transfers to reversion fund	0915	0	0.00%	0	0.00%
- Change in provisions for current assets (10)	0920	-5,770	-0.17%	-1,295	-0.05%
= **NET OPERATING PROFIT**	0930	**-32,437**	-0.97%	**55,287**	2.10%
+ Financial income	0940	883,220	26.39%	973,160	37.00%
- Financial expenses	0950	-602,104	-17.99%	-362,319	-13.78%
+ Interest and exchange losses/gains capitalised	0960	0	0.00%	0	0.00%
- Provision amortisation and financial provisions (11)	0970	0	0.00%	0	0.00%
= **PROFIT ON ORDINARY ACTIVITIES**	1020	**248,679**	7.43%	**666,128**	25.33%
+/- Profit/loss on intangible and tangible fixed assets and participating interests (12)	1021	173,903	5.20%	18,569	0.71%
- Change in provisions for intangible and tangible fixed assets and participating interests (13)	1023	418,847	12.51%	31,461	1.20%
+/- Profit/loss on trading of own shares and debentures (14)	1025	2,481	0.07%	6,036	0.23%
+/- Profit/loss brought forward (15)	1026	-101	0.00%	-5,361	-0.20%
+/- Other extraordinary profit/loss (16)	1030	-294,796	-8.81%	-37,519	-1.43%
= **PROFIT BEFORE TAX**	1040	**549,013**	16.40%	**679,314**	25.83%
+/- Corporation tax and other taxes	1042	180,515	5.39%	18,397	0.70%
= **PROFIT FOR THE YEAR**	1044	**729,528**	21.80%	**697,711**	26.53%

IV. CONSOLIDATED BALANCE SHEET
(PREPARED ACCORDING TO PREVAILING SPANISH GAAP)

Unit: Thousand euro

ASSETS			CURRENT YEAR	PREVIOUS YEAR
A)	UNCALLED SHARE CAPITAL	1200		
I.	Formation expenses	1210		
II.	Intangible fixed assets	1220		
II.1	Leasing rights	1221		
II.2	Other intangible fixed assets	1222		
III.	Tangible fixed assets	1230		
IV.	Financial fixed assets	1240		
V.	Long-term shares in parent company	1250		
VI.	Long-term trade receivables	1255		
B)	FIXED ASSETS (2)	1260		
C)	GOODWILL ON CONSOLIDATION	1270		
D)	DEFERRED CHARGES (3)	1280		
I.	Called-up share capital receivable	1290		
II.	Inventories	1300		
III.	Accounts receivable	1310		
IV.	Short-term financial investments	1320		
V.	Short-term shares in parent company	1330		
VI.	Cash in hand and at banks	1340		
VII.	Prepayments and accrued income	1350		
E)	CURRENT ASSETS	1360		
	TOTAL ASSETS (A+B+C+D+E)	1370		

LIABILITIES			CURRENT YEAR	PREVIOUS YEAR
I.	Subscribed capital	1500		
II.	Reserves parent company	1510		
III.	Reserves consolidated companies (17)	1520		
IV.	Conversion gains/losses (18)	1530		
V.	Profit attributed to parent company	1540		
VI.	Interim dividends	1550		
A)	SHAREHOLDERS' EQUITY	1560		
B)	MINORITY INTERESTS	1570		
C)	NEGATIVE GOODWILL ON CONSOLIDATION	1580		
D)	DEFERRED REVENUES (4)	1590		
E)	PROVISIONS FOR LIABILITIES AND CHARGES	1600		
I.	Issues of debentures and other marketable securities	1610		
II.	Debts to credit institutions	1615		
III.	Long-term trade payables	1625		
IV.	Other long-term debts	1630		
F)	LONG-TERM ACCOUNTS PAYABLE	1640		
I.	Issues of debentures and other marketable securities	1650		
II.	Debts to credit institutions	1655		
III.	Trade accounts payable	1665		
IV.	Other short-term debts	1670		
V.	Accruals and other deferred income	1680		
G)	CURRENT LIABILITIES (4)	1690		
H)	PROVISIONS FOR SHORT-TERM LIABILITIES AND	1695		
	TOTAL LIABILITIES (A+B+C+D+E+F+G+H)	1700		

V. CONSOLIDATED PROFIT AND LOSS ACCOUNT
(PREPARED ACCORDING TO PREVAILING SPANISH GAAP)

Unit: Thousand euro		CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
+ Net turnover (6)	1800				
+ Other income (7)	1810				
+/- Change in stock of finished goods and work in progress	1820				
= TOTAL VALUE OF PRODUCTION	1830				
- Net purchases	1840				
+/- Change in stocks of commodities, raw materials and other consumables	1850				
- External and operating expenses (8)	1860				
= ADJUSTED VALUE ADDED	1870				
+/- Other expenses and income (9)	1880				
- Staff costs	1890				
= GROSS OPERATING PROFIT	1900				
- Provision for depreciation and amortisation	1910				
- Transfers to reversion fund	1915				
- Change in provisions for current assets (10)	1920				
= NET OPERATING PROFIT	1930				
+ Financial income	1940				
- Financial expenses	1950				
+ Interest and exchange losses/gains capitalised	1960				
- Provision amortisation and financial provisions (11)	1970				
+/- Conversion gains/losses (19)	1980				
+/- Share in results companies recorded by equity method	1990				
- Amortisation of goodwill on consolidation	2000				
+ Reversion of negative goodwill on consolidation	2010				
= PROFIT ON ORDINARY ACTIVITIES	2020				
+/- Profit/loss on intangible and tangible fixed assets and participating interests (12)	2021				
- Change in provisions for intangible and tangible fixed assets and participating interests (13)	2023				
+/- Profit/loss on trading in own shares and debentures (14)	2025				
+/- Profit/loss brought forward (15)	2026				
+/- Other extraordinary profit/loss (16)	2030				
= CONSOLIDATED PROFIT BEFORE TAX	2040				
+/- Corporation tax	2042				
= CONSOLIDATED PROFIT FOR THE YEAR	2044				
+/- Profit/loss attributed to minority interests	2050				
= PROFIT FOR THE YEAR ATTRIBUTED TO THE PARENT COMPANY	2060				

IV. CONSOLIDATED BALANCE SHEET
(INTERNATIONAL FINANCIAL REPORTING STANDARDS ADOPTED)

ASSETS			CURRENT YEAR	PREVIOUS YEAR
I.	Property, plant and equipment	4000	19,941,776	18,179,680
II.	Property investments	4010	550,546	341,592
III.	Goodwill	4020	50,033	17,443
IV.	Other intangible assets	4030	799,040	547,953
V.	Non-current financial assets	4040	1,154,595	1,044,875
VI.	Investments accounted for using the equity method	4050	475,840	527,516
VII.	Biological assets	4060	0	0
VIII.	Deferred tax assets	4070	1,356,456	1,284,491
IX.	Other non-current assets	4080	1,468,504	121,460
A)	**NON-CURRENT ASSETS**	4090	**25,796,790**	**22,065,010**
I.	Biological assets	4100	0	0
II.	Inventories	4110	1,060,034	1,279,705
III.	Trade and other receivables	4120	2,324,317	1,981,120
IV.	Other current financial assets	4140	669,194	328,442
V.	Assets for current tax	4150	419,905	388,618
VI.	Other current assets	4160	0	20,842
VII.	Cash and cash equivalents	4170	208,420	134,102
	Sub-total current assets	4180	**4,681,870**	**4,123,829**
VIII.	Non-current assets held for sale and discontinued operations	4190	0	0
B)	**CURRENT ASSETS**	4195	**4,681,870**	**4,123,829**
	TOTAL ASSETS (A + B)	4200	**30,478,660**	**26,188,839**

EQUITY AND LIABILITIES			CURRENT YEAR	PREVIOUS YEAR
I.	Share capital	4210	2,704,648	2,704,648
II.	Other reserves (20)	4220	4,167,171	3,864,873
III.	Retained earnings (21)	4230	2,422,458	2,244,387
IV.	Other equity instruments	4235	0	0
V.	Less: Own equity instruments	4240	-2,479	-4,053
VI.	Exchange differences	4250	153,190	-71,139
VII.	Other valuation adjustments	4260	153,493	-18,422
VIII.	Revaluation reserves for non-current assets held for sale and discontinued operations	4265	0	0
IX.	Less: Interim dividends	4270	-330,828	-293,834
EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT		4280	**9,267,653**	**8,426,460**
X.	Minority interest	4290	147,002	93,392
A)	**EQUITY**	4300	**9,414,655**	**8,519,852**
I.	Issues of debentures and other marketable securities	4310	6,280,288	4,728,374
II.	Debts to credit institutions	4320	4,478,303	3,858,955
III.	Other financial liabilities	4330	-351	48,516
IV.	Deferred tax liabilities	4340	719,715	597,218
V.	Provisions	4350	1,562,115	1,272,083
VI.	Other non-current liabilities (22)	4360	914,195	722,684
B)	**NON-CURRENT LIABILITIES**	4370	**13,954,265**	**11,227,830**
I.	Issues of debentures and other marketable securities	4380	888,942	1,498,346
II.	Debts to credit institutions	4390	1,463,518	1,019,177
III.	Trade and other payables	4400	2,919,585	2,989,728
IV.	Other financial liabilities	4410	338,509	321,313
V.	Provisions	4420	233,935	28,187
VI.	Liabilities for current tax	4430	575,765	543,631
VII.	Other current liabilities	4440	689,486	40,775
	Sub-total current liabilities	4450	**7,109,740**	**6,441,157**
VIII.	Liabilities directly associated with non-current assets held for sale and discontinued operations	4465	**0**	**0**
C)	**CURRENT LIABILITIES**	4470	**7,109,740**	**6,441,157**
	TOTAL EQUITY AND LIABILITIES (A + B + C)	4480	**30,478,660**	**26,188,839**

V. CONSOLIDATED PROFIT AND LOSS ACCOUNT
(INTERNATIONAL FINANCIAL REPORTING STANDARDS ADOPTED)

Unit: Thousand euro

			CURRENT YEAR		PREVIOUS YEAR	
			Amount	%	Amount	%
+	Net turnover	4500	11,738,228	100.00%	8,724,713	100.00%
+	Other income	4510	496,439	4.23%	342,616	3.93%
+/-	Change in stock of finished goods and work in progress	4520	0	0.00%	0	0.00%
-	Supplies	4530	-6,791,567	-57.86%	-4,251,538	-48.73%
-	Staff costs	4540	-979,832	-8.35%	-960,004	-11.00%
-	Provision for depreciation and amortisation	4550	-968,158	-8.25%	-881,102	-10.10%
-	Other expenses	4560	-1,232,891	-10.50%	-984,608	-11.29%
=	OPERATING PROFIT/(LOSS)	4570	**2,262,219**	19.27%	**1,990,077**	22.81%
+	Financial income	4580	223,631	1.91%	220,817	2.53%
-	Financial expenses	4590	-707,909	-6.03%	-604,091	-6.92%
+/-	Exchange differences (net)	4600	23,037	0.20%	2,225	0.03%
+/-	Profit/loss from changes in value of financial instruments at reasonable value (net)	4610	5,602	0.05%	-13,523	-0,15%
+/-	Profit/loss from changes in value of non-financial assets at reasonable value (net)	4620	0	0.00%	0	0.00%
+/-	Profit/loss from impairment/impairment reversion of assets (net)	4630	0	0.00%	7,327	0.08%
+/-	Share in profit/loss for the year of associates and joint businesses accounted for using the equity method	4640	34,421	0.29%	43,368	0.50%
+/-	Profit/loss on disposal of non-current assets or valuation of non-current assets held for sale not included in discontinued operations (net)	4650	116,810	1.00%	82,204	0.94%
+/-	Other profit or loss (net)	4660	0	0.00%	0	0.00%
=	PROFIT/(LOSS) BEFORE TAX ON CONTINUED OPERATIONS	4680	**1,957,811**	16.68%	**1,728,404**	19.81%
+/-	Corporation tax	4690	-553,250	-4.71%	-520,565	-5.97%
=	NET PROFIT/(LOSS) FOR THE YEAR ON CONTINUED OPERATIONS	4700	**1,404,561**	11.97%	**1,207,839**	13.84%
+/-	Balance after tax on discontinued operations (net) (23)	4710	0	0.00%	0	0.00%
=	PROFIT/(LOSS) FOR THE YEAR	4720	**1,404,561**	11.97%	**1,207,839**	13.84%
+/-	Minority interests	4730	-22,511	-0.19%	-12,211	-0.14%
=	PROFIT/(LOSS) FOR THE YEAR ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT	4740	**1,382,050**	11.77%	**1,195,628**	13.70%

VI. COMPARATIVE CONSOLIDATED BALANCE SHEET BETWEEN SPANISH GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS ADOPTED

Units: Thousand euro

	ASSETS		OPENING BALANCE 2005 (IFRS)	CLOSING BALANCE 2004 (SPANISH GAAP)
I.	Formation expenses	5000		16,719
II.	Property, plant and equipment	5010	18,179,680	18,369,417
III.	Property investments	5020	341,592	
IV.	Goodwill	5030	17,443	323,863
V.	Other intangible assets	5040	547,953	574,839
VI.	Non-current financial assets	5050	1,725,736	1,989,567
VII.	Shares in parent company long term	5060		2,102
VIII.	Other non-current assets	5070	1,284,491	767,062
A)	NON-CURRENT/LONG-TERM ASSETS	5080	**22,096,895**	**22,043,569**
B)	DEFERRED CHARGES	5090		175,290
I.	Inventories	5100	1,270,705	1,142,271
II.	Trade and other receivables	5110	1,949,234	2,010,892
III.	Other current financial assets	5120	328,443	208,339
IV.	Shares in parent company short term	5130		0
V.	Other current assets	5140	388,618	511,430
VI.	Cash and cash equivalents	5150	154,944	105,996
	Sub-total	5160	**4,091,944**	**3,978,928**
VII.	Non-current assets held for sale and discontinued operations	5170	0	
C)	CURRENT ASSETS	5175	**4,091,944**	**3,978,928**
	TOTAL ASSETS (A + B + C)	5180	**26,188,839**	**26,197,787**

	EQUITY AND LIABILITIES		OPENING BALANCE 2005 (IFRS)	CLOSING BALANCE 2004 (SPANISH GAAP)
I.	Capital	5190	2,704,648	2,704,648
II.	Reserves	5200	6,038,121	5,331,904
Of which: Adjustment against reserves for transition to IFRS (*)		5210	-185,724	
III.	Other equity instruments	5215		
IV.	Less: Own equity instruments	5220	-4,053	
V.	Other valuation adjustments	5230	-18,423	
VI.	Profit/loss for the year	5240		1,210,727
VII.	Less: Interim dividends	5250	-293,834	-293,834
A)	EQUITY SPANISH GAAP / EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF PARENT	5260	**8,426,459**	**8,953,445**
B)	MINORITY INTERESTS	5270	93,392	77,130
	TOTAL EQUITY UNDER IFRS (A + B)	5280	**8.519.851**	
C)	NEGATIVE DIFFERENCES ON CONSOLIDATION	5290		22,467
D)	DEFERRED REVENUES	5300	468,206	484,321
I.	Issues of debentures and other marketable securities	5310	4,728,374	4,806,480
II.	Debts to credit institutions	5320	3,858,955	3,567,964
III.	Provisions	5330	1,272,083	1,034,754
IV.	Other non-current liabilities	5340	900,212	797,921
E)	NON-CURRENT LIABILITIES	5350	**10,759,624**	**10,207,119**
I.	Issues of debentures and other marketable securities	5360	1,498,346	1,498,347
II.	Debts to credit institutions	5370	1,019,177	927,474
III.	Trade and other payables	5380	2,145,170	2,525,639
IV.	Provisions	5390	28,187	48,345
V.	Other current liabilities	5400	1,750,278	1,453,500
	Sub-total	5410	**6,441,158**	**6,453,305**
VI.	Liabilities directly associated with non-current assets held for sale and discontinued operations	5420	0	
F)	CURRENT LIABILITIES	5425	**6,441,158**	**6,453,305**
	TOTAL EQUITY AND LIABILITIES (A + B + C + D + E + F)	5430	**26,188,839**	**26,197,787**

(*) Informative line, the amounts are not to be counted arithmetically to obtain the "Equity under IFRS"

VII. DISTRIBUTION BY ACTIVITY OF THE NET TURNOVER

	ACTIVITY		SEPARATE		CONSOLIDATED	
			Current year	Previous year	Current year	Previous year
	MAIN ACTIVITY	2100	2,100,019	1,912,121	10,194,622	7,493,467
	SALE OF GAS	2105	981,155	519,048	432,656	282,739
	TELECOMMUNICATIONS	2110	38,823	36,341	22,898	21,995
	OTHERS	2115	226,892	162,507	1,088,052	926,512
		2120				
		2125				
		2130				
		2135				
		2140				
(*)	**Work performed pending certification**	2145				
	Total net turnover	2150	**3,346,889**	**2,630,017**	**11,738,228**	**8,724,713**
	Domestic market	2160	3,346,889	2,630,017	9,707,041	7,367,828
	Exports: European Union	2170				
	O.E.C.D. countries	2173			1,284,928	874,952
	Other countries	2175			746,259	481,933

(*) To be completed only by building firms.

VIII. AVERAGE NUMBER OF PERSONS EMPLOYED DURING THE PERIOD

		SEPARATE		CONSOLIDATED	
		Current year	Previous year	Current year	Previous year
TOTAL PERSONS EMPLOYED	3000	2,537	2,622	17,037	16,669

IX. EVOLUTION OF BUSINESS

(The information included in this section, in addition to complying with the instructions for completing this half-year report, must expressly mention the following aspects: evolution of turnover and related costs; composition and analysis of the principal transactions giving rise to the extraordinary profit obtained, if any; comment on the most important investments and disinvestments, explaining their effect on the working capital of the company and especially on the company's cash situation; adequate explanation of the nature and effects of any items that may have caused a significant change in the turnover or profits of the company during this six-month period in respect of those reported in the previous quarter. Furthermore, entities sumitting consolidated balance sheets and profit and loss accounts prepared in accordance with the IFRS adopted must provide detailed information on any transactions producing a significant effect on the financial positions, the profits or the net worth of the company or its group as a result of the impairment of assets or reversion thereof, the valuation of assets and liabilities at reasonable value, including derivatives and hedging, exchange differences, provisions, business combinations, discontinued operations or any other operations having a significant effect, and a description of the material changes in the item "non-current assets held for sale and discontinued operations" and related liabilities, any significant changes in the risk assumed and operations effected to reduce it, and events after the balance sheet date, which, although significant, are not recorded in the financial information presented. Finally, a clear distinction should be made between comments referring to consolidated financial statements and those, if any, referring to separate financial statements.)

See annexed sheets

X.1.) ISSUES, REDEMPTIONS OR CANCELLATIONS OF DEBENTURES & NOTES

(This section will include specific information on each issue, redemption or cancellation of debentures and notes made since the beginning of the year by the company obliged to file the regular public report or, as the case may be, by a company included within the consolidation perimeter, indicating for each issue, redemption or cancellation the information indicated in the attached tables. This information must be set out separately, distinguishing between issues, redemptions or cancellations for which a prospectus for the issue or placement of the securities has had to be filed with a Competent Authority (24) of a member State of the European Union and those for which this has not been required. In the case of issues, redemptions or calculations made by associates or any investee other than the parent, subsidiaries or jointly controlled entities, that information will only be included insofar as the issue or cancellation is fully or partially guaranted by the parent, or any subsidiary or jointly controlled entity thereof. Issues or placements of securities on the monetary market (25) may be added (26) by type of transaction (27), just like issues made by one entity within one country, provided they have similar features. If an issue, redemption or cancellation is made through a special purpose vehicle (28), this circumstance must be expressly mentioned.)

Issue, redemption or cancellation of debentures & notes for which a prospectus has had to be filed with a Competent Authority (24) of the European Union												
			Terms of the issue, redemption of cancellation of debentures & notes									
Issuer	Relation-*ship* (29)	Domicile	Operation (27)	ISIN Code (30)	Type of security	Date of issue, redemp. or cancel	Balance out-standing	Interest rate	Maturity & forms of repayment	Listed on	Credit rating	Securities given (31)
Iberdrola Finanzas SAU	Subsidiary	SPAIN	Issues	XF0218032356	Debentures (EMTN)	28/04/05	100,000,000	2.27	Single 28/04/2008	Stock Exch. Luxembourg	A2(M); A+(S&P, FITCH)	Iberdrola, S.A.
Iberdrola Finanzas SAU	Subsidiary	SPAIN	Issues	XS0218074861	Debentures (EMTN)	28/04/05	65,000,000	3.06	Single 30/11/2009	Stock Exch. Luxembourg	A2(M); A+(S&P, FITCH)	Iberdrola, S.A.
Iberdrola Finanzas SAU	Subsidiary	SPAIN	Issues	XS0220756323	Debentures (EMTN)	01/05/05	60,000,000	2.21	Single 01/06/2007	Stock Exch. Luxembourg	A2(M); A+(S&P, FITCH)	Iberdrola, S.A.
Iberdrola Finanzas SAU	Subsidiary	SPAIN	Issues	XS0220742885	Debentures (EMTN)	15/06/05	40,000,000	2.24	Single 15/06/2008	Stock Exch. Luxembourg	A2(M); A+(S&P, FITCH)	Iberdrola, S.A.
Iberdrola Finanzas SAU	Subsidiary	SPAIN	Issues	XS0222372178	Debentures (EMTN)	22/06/05	500,000,000	3.50	Single 22/06/2015	Stock Exch. Luxembourg	A2(M); A+(S&P, FITCH)	Iberdrola, S.A.
Iberdrola Finanzas SAU	Subsidiary	SPAIN	Issues	XS0223548768	Debentures (EMTN)	30/06/05	22,830,000	0.97	Single 30/06/2012	Stock Exch. Luxembourg	A2(M); A+(S&P, FITCH)	Iberdrola, S.A.
Iberdrola Finanzas SAU	Subsidiary	SPAIN	Issues	XS0222372178	Debentures (EMTN)	28/09/05	250,000,000	3.50	Single 22/06/2015	Stock Exch. Luxembourg	A2(M); A+(S&P, FITCH)	Iberdrola, S.A.
Iberdrola Finanzas SAU	Subsidiary	SPAIN	Issues	XS0232099423	Debentures (EMTN)	24/10/05	50,000,000	2.29	Single 24/10/2008	Stock Exch. Luxembourg	A2(M); A+(S&P, FITCH)	Iberdrola, S.A.
Iberdrola Finanzas SAU	Subsidiary	SPAIN	Issues	XS0236989603	Debentures (EMTN)	06/12/05	30,000,000	2.66	Single 06/12/2010	Stock Exch. Luxembourg	A2(M); A+(S&P, FITCH)	Iberdrola, S.A.
Iberdrola Finanzas SAU	Subsidiary	SPAIN	Issues	XS0239146896	Debentures (EMTN)	28/12/05	210,000,000	2.62	28/12/2007 - 28/12/2011	Stock Exch. Luxembourg	A2(M); A+(S&P, FITCH)	Iberdrola, S.A.
Iberdrola International BV	Subsidiary	NETHER-LANDS	Redemptions	XS0106975229	Notes (EMTN)	27/01/05	0	5.52	Single 27/01/2005	Stock Exch. Luxembourg	A1(M); AA-(S&P, FITCH)	Iberdrola, S.A.
Iberdrola International BV	Subsidiary	NETHER-LANDS	Redemptions	XS0111995188	Notes (EMTN)	25/05/05	0	6.00	Single 25/05/2005	Stock Exch. Luxembourg	A1(M); AA-(S&P, FITCH)	Iberdrola, S.A.
Iberdrola International BV	Subsidiary	NETHER-LANDS	Redemptions	XS0113549801	Notes (EMTN)	28/06/05	0	5.88	Single 28/06/2005	Stock Exch. Luxembourg	A1(M); AA-(S&P, FITCH)	Iberdrola, S.A.
Iberdrola International BV	Subsidiary	NETHER-LANDS	Cancellations	XS0113261704	Notes (EMTN)	30/06/05	0	7.00	30/06/2010 redeemable 30/06/2005	Stock Exch. Luxembourg	A1(M); AA-(S&P, FITCH)	Iberdrola, S.A.
Iberdrola International BV	Subsidiary	NETHER-LANDS	Redemptions	XS0146973572	Notes (EMTN)	29/04/05	0	2.39	Single 29/06/2005	Stock Exch. Luxembourg	A1(M); A+(S&P); AA-(FITCH)	Iberdrola, S.A.
Iberdrola International BV	Subsidiary	NETHER-LANDS	Redemptions	XS0148546145	Notes (EMTN)	31/05/05	0	2.34	Single 31/05/2005	Stock Exch. Luxembourg	A1(M); A+(S&P); AA-(FITCH)	Iberdrola, S.A.
Iberdrola International BV	Subsidiary	NETHER-LANDS	Redemptions	XS0167022267	Notes (EMTN)	15/04/05	0	2.53	Single 15/04/2005	Stock Exch. Luxembourg	A2(M); A+(S&P, FITCH)	Iberdrola, S.A.
Iberdrola International BV	Subsidiary	NETHER-LANDS	Redemptions	XS0114695660	Notes (EMTN)	28/07/05	0	3.48	Single 28/07/2005	Stock Exch. Luxembourg	A1(M); AA-(S&P, FITCH)	Iberdrola, S.A.
Iberdrola International BV	Subsidiary	NETHER-LANDS	Redemptions	XS0136576534	Notes (EMTN)	22/09/05	0	0.13	Single 22/09/2005	Stock Exch. Luxembourg	A1(M); AA-(S&P, FITCH)	Iberdrola, S.A.
Iberdrola International BV	Subsidiary	NETHER-LANDS	Redemptions	XS0146887574	Notes (EMTN)	29/07/05	0	0.13	Single 29/07/2005	Stock Exch. Luxembourg	A1(M); A+(S&P, FITCH)	Iberdrola, S.A.
Iberdrola International BV	Subsidiary	NETHER-LANDS	Issues	Sundry	Notes (ECP)		741,203,242	2.20	Single in medium term of 78.31 days	Not listed	P1(M); A-1(S&P); F1(FITCH)	Iberdrola, S.A.
Iberdrola S.A.		SPAIN	Issues	Sundry	Promissory notes (prog.)		308,900,000	2.26	Single in medium term of 61.71 days	AIAF	No rating	
Iberdrola S.A. (Hidrola 23rd)		SPAIN	Redemptions	ES0244520237	Unsecured debentures	05/02/05	0	5.06	Annual up to 2005 (draw)	Stock Exch. Spain	No rating	
Iberdrola SA (Iberduero May57)		SPAIN	Redemptions	ES0244580116	Unsecured debentures	01/01/05	174,891	6.75	Annual up to 2007 (draw)	Stock Exch. Spain	No rating	

Issuer	Relationship	Domicile	Operation	ISIN Code	Type of security	Date issue, redemp. or cancel.	Balance outstanding	Interest rate	Maturity & forms repayment	Listed on	Credit rating	Securities given
Iberdrola S.A. (Iberduero Apr58)		SPAIN	Redemptions	ES0244580124	Unsecured debentures	01/01/05	262,036	6.75	Annual up to 2008 (draw)	Stock Exch. Spain	No rating	
Iberdrola S.A. (May93)		SPAIN	Redemptions	ES0244580504	Unsecured debentures	24/05/05	15,025,302	11.20	50% 24/05/05 & 50% 24/05/06 (reduction of nominal)	AIAF	No rating	
Iberdrola S.A. (Iberduero Aug91)		SPAIN	Redemptions	ES024458454	Unsecured debentures	06/08/05	24,813,261	11.95	50% 06/08/05 & 50% 06/08/06 (reduction of nominal)	Stock Exch. Spain	No rating	
Iberdrola S.A. (Saltos Sil Apr58)		SPAIN	Redemptions	ES0274760083	Unsecured debentures	01/10/05	525,875	6.75	Annual up to 2012 (draw)	Stock Exch. Spain	No rating	
Iberdrola S.A. (Saltos Sil May56)		SPAIN	Redemptions	ES0274760075	Unsecured debentures	01/11/05	783,704	6.75	Annual up to 2011 (draw)	Stock Exch. Spain	No rating	
Iberdrola S.A. (Hidrola 13th)		SPAIN	Redemptions	ES0244520138	Unsecured debentures	15/12/05	1,146,480	6.75	Annual up to 2014 (draw)	Stock Exch. Spain	No rating	
Coelba	Subsidiary	BRAZIL	Cancellations		Unsecured debentures	21/06/05	0		01/06/2008 redeemable early	Bovespa	A (S&P Brazil)	
Coelba (2005 series 1)	Subsidiary	BRAZIL	Issues		Unsecured debentures	21/06/05	159,397,189		From 2008 to 2010	Bovespa	A (S&P Brazil)	
Coelba (2005 series 2)	Subsidiary	BRAZIL	Issues		Unsecured debentures	21/06/05	36,226,634		Single 2011	Bovespa	A (S&P Brazil)	
Termopernambuco (Series 1)	Subsidiary	BRAZIL	Issues		Unsecured debentures	06/11/05	146,627,663		Single 06/11/2011	Bovespa	braA-	Neoenergia
Termopernambuco (Series 2)	Subsidiary	BRAZIL	Issues		Unsecured debentures	06/11/05	18,333,937		Single 06/05/2013	Bovespa	braA-	Neoenergia
Cosern	Subsidiary	BRAZIL	Issues		Unsecured debentures	01/09/05	64,845,675		Single 01/09/2010	Bovespa	brA	
Celpe	Subsidiary	BRAZIL	Issues		Unsecured debentures	01/08/05	144,906,535		Single 02/08/2010	Bovespa	brBBB+	
Celpe	Subsidiary	BRAZIL	Issues		Unsecured debentures	01/08/05	10,867,990		Single 01/08/2010	Bovespa	brBBB+	

Issue, redemption or cancellation of debentures for which a prospectus has not had to be filed with a Competent Authority (24) of the European Union

			Terms of the issue, redemption of cancellation of debentures & notes									
Issuer	Relationship (29)	Domicile	Operation (27)	ISIN Code (30)	Type of security	Date issue, redemp. or cancel.	Balance outstanding	Interest rate	Maturity & forms repayment	Listed on	Credit rating	Securities given (31)
Iberdrola International BV	Subsidiary	NETHERLANDS	Issues		Notes (USPP)	09/02/05	95,715,000	4.48	Single 09/02/2012	Not listed	No rating	Iberdrola, S.A.
Iberdrola International BV	Subsidiary	NETHERLANDS	Issues		Notes (USPP)	21/12/05	173,772,993	5.53	Single 21/12/2017	Not listed	No rating	Iberdrola, S.A.
Iberdrola International BV	Subsidiary	NETHERLANDS	Issues		Notes (USPP)	21/12/05	80,528,948	5.68	Single 21/12/2020	Not listed	No rating	Iberdrola, S.A.

X.2.) THIRD-PARTY ISSUES UNDERWRITTEN BY THE GROUP

(This section will include specific *information on each* issue, redemption or cancellation of debentures and notes secured since the beginning of the year by the company obliged to file the regular public report or, as the case may be, by a company included within the *consolidation perimeter*, for issues or placements not included in X.1.). above, indicating for each one the information indicated in the attached table. If secured by an associate or any other entity included within the consolidation perimeter *other than the* parent, subsidiaries or jointly controlled entities, this information will only be included if enforcement of the guarantee could produce a material effect (32) on the consolidated financial statements. Issues or placements of securities made on the monetary market (25) may be added (26) by type of transaction (27), just like issues made by one entity within one country, provided they have similar features. If an issue, redemption or cancellation is made through a special purpose vehicle (28), this circumstance must be expressly mentioned.)

			Terms of the issue, redemption of cancellation of debentures & notes									
Issuer	Relationship (33)	Domicile	Operation (27)	ISIN Code (30)	Type of security	Date issue, redemp. or cancel.	Balance outstanding	Interest rate	Maturity & forms repayment	Listed on	Credit rating	Securities given (31)

XI. DIVIDENDS DISTRIBUTED DURING THE PERIOD:

(All dividends effectively paid since the beginning of the financial year must be mentioned).

		% of nominal	Euro per share	Amount (thousand euro)
1. Ordinary Shares	3100	25.6	0.77	692,390
2. Preference Shares	3110			
3. Redeemable Shares	3115			
4. Non-Voting Shares	3120			

Additional information on the distribution of dividends (interim, final, etc.)

Annex on following page (G-11b)

XII. SIGNIFICANT EVENTS (*)

		YES	NO
1. Purchases or transfers of shares in the capital of companies listed on the Stock Exchange giving rise to the obligation to report pursuant to the Stock Market Act s. 53 (5% and multiples)	3200	X	
2. Purchases of treasury shares giving rise to the obligation to report pursuant to Supplementary Provision 1 of the Corporations Act (1%)	3210	X	
3. Other significant increases or reductions of fixed assets (stakes of over 10% in unlisted companies, significant investments or divestments in fixed assets, etc.)	3220	X	
4. Increases and reductions of share capital or par value of stocks	3230		X
5. Issues, redemptions or cancellations of debentures and notes	3240	X	
6. Changes of Directors or the Board of Directors	3250	X	
7. Alterations to the Bylaws	3260		X
8. Conversions, mergers or demergers	3270	X	
9. Changes in the institutional regulations of the sector with a material effect on the economic or financial position of the Company or Group	3280	X	
10. Lawsuits, litigations or contentious proceedings that may significantly affect the financial position of the Company or Group	3290		X
11. Situations of bankruptcy, temporary receivership, etc.	3310		X
12. Special agreements for the limitation, assignment or waiver, in full or in part, of the voting and economic rights corresponding to the company's shares	3320		X
13. Strategic agreements with national or international groups (exchange of blocks of shares, etc.)	3330		X
14. Other significant events	3340	X	

(*) Put an "X" in the appropriate box, enclosing, if affirmative, an explanatory annex specifying the date of notice to the National Securities Market Commission and the Stock Exchange Management Company

Additional information on the distribution of dividends (interim, final, etc.)

The interim dividend for 2004 was paid on 3 January 2005, at the rate of 0.326 euro per share.

The final dividend for 2004 was paid on 1 July 2005, at the rate of 0.44208279.

XII. ANNEX EXPLAINING SIGNIFICANT EVENTS

See annex.

XIV. RELATED-PARTY TRANSACTIONS (34)

The information in this section shall conform to the stipulations of Order EHA/3050/2004 of 15 September, on reporting of related-party transactions (35) by companies issuing securities admitted to trading on regulated markets, bearing in mind the instructions for completing the half-year report.

1. TRANSACTIONS WITH SIGNIFICANT SHAREHOLDERS OF THE COMPANY (36)

Code (37)	Description of the transaction (37)	A/I (38)	Cu/Pr (39)	Amount (thous.euro)	Profit/Loss (40) (thous.euro)	ST/LT (41)	Related Party (42)
019	Interest paid	Aggregate Information	Previous	33	0	st/lt	bbk
022	Accrued interest receivable	Aggregate Information	Current	7	0	st/lt	bbk
020	Interest charged	Aggregate Information	Current	35	0	st	bbk
023	Dividends and other distributed earnings	Aggregate Information	Previous	51,947	0	st	bbk
032	Other instruments that may imply a transfer of resources or obligations between the company and the related party	Aggregate Information	Previous	2,084	0	st	bbk
032	Other instruments that may imply a transfer of resources or obligations between the company and the related party	Aggregate Information	Current	50,000	0	st	bbk
032	Other instruments that may imply a transfer of resources or obligations between the company and the related party	Aggregate Information	Current	26,400	0	st	bbk (acting as manager)
016	Financing arrangements: loans	Aggregate Information	Previous	322,145	0	lt	bbva
016	Financing arrangements: loans	Aggregate Information	Previous	5,031	0	st	bbva
016	Financing arrangements: loans	Aggregate Information	Current	20,000	0	lt	bbva
018	Financing arrangements: others (specify)	Aggregate Information	Current	60,000	0	lt	bbva
019	Interest paid	Aggregate Information	Current	141	0	st/lt	bbva
019	Interest paid	Aggregate Information	Previous	2,304	0	st/lt	bbva
020	Interest charged	Aggregate Information	Current	2,161	0	st	bbva
021	Accrued interest payable	Aggregate Information	Current	-155	0	st/lt	bbva
021	Accrued interest payable	Aggregate Information	Previous	-2,530	0	st/lt	bbva
022	Accrued interest receivable	Aggregate Information	Current	35	0	st/lt	bbva
023	Dividends and other distributed earnings	Aggregate Information	Previous	53,630	0	st	bbva
024	Guarantees and bonds	Aggregate Information	Previous	38,145	0	lt	bbva
024	Guarantees and bonds	Aggregate Information	Current	86,438	0	lt	bbva
032	Other instruments that may imply a transfer of resources or obligations between the company and the related party	Aggregate Information	Previous	761,652	0	lt	bbva
032	Other instruments that may imply a transfer of resources or obligations between the company and the related party	Aggregate Information	Previous	-17,913	0	st	bbva
032	Other instruments that may imply a transfer of resources or obligations between the company and the related party	Aggregate Information	Current	258,000	0	st	bbva
032	Other instruments that may imply a transfer of resources or obligations between the company and the related party	Aggregate Information	Current	230,000	0	lt	bbva
032	Other instruments that may imply a transfer of resources or obligations between the company and the related party	Aggregate Information	Current	63,868	0	st	bbva
032	Other instruments that may imply a transfer of resources or obligations between the company and the related party	Aggregate Information	Current	169,075	0	st	bbva
032	Other instruments that may imply a transfer of resources or obligations between the company and the related party	Aggregate Information	Current	550,659	0	st	bbva

032	Other instruments that may imply a transfer of resources or obligations between the company and the related party	Aggregate Information	Current	296,478	0	st	bbva (acting as broker)
032	Other instruments that may imply a transfer of resources or obligations between the company and the related party	Aggregate Information	Current	255,200	0	st	bbva (acting as manager)
016	Financing arrangements: loans	Aggregate Information	Previous	6,010	0	st/lt	Caja de Ahorros del Círculo Católico
019	Interest paid	Aggregate Information	Previous	112	0	st/lt	Caja de Ahorros del Círculo Católico
021	Accrued interest payable	Aggregate Information	Previous	13	0	st/lt	Caja de Ahorros del Círculo Católico
023	Dividends and other distributed earnings	Aggregate Information	Previous	897	0	st	Caja de Ahorros del Círculo Católico
032	Other instruments that may imply a transfer of resources or obligations between the company and the related party	Aggregate Information	Previous	45	0	st	Caja de Ahorros del Círculo Católico
016	Financing arrangements: loans	Aggregate Information	Previous	6,010	0	st/lt	Caja de Ahorros Municipal de Burgos
019	Interest paid	Aggregate Information	Previous	56	0	st/lt	Caja de Ahorros Municipal de Burgos
021	Accrued interest payable	Aggregate Information	Previous	1	0	st/lt	Caja de Ahorros Municipal de Burgos
023	Dividends and other distributed earnings	Aggregate Information	Previous	2,508	0	st	Caja de Ahorros Municipal de Burgos
032	Other instruments that may imply a transfer of resources or obligations between the company and the related party	Aggregate Information	Previous	13	0	st	Caja de Ahorros Municipal de Burgos
023	Dividends and other distributed earnings	Aggregate Information	Previous	5,921	0	st	Caja Duero
032	Other instruments that may imply a transfer of resources or obligations between the company and the related party	Aggregate Information	Previous	108	0	st	Caja Duero
016	Financing arrangements: loans	Aggregate Information	Previous	12,000	0	st/lt	Caja España de Inversiones
019	Interest paid	Aggregate Information	Previous	344	0	st/lt	Caja España de Inversiones
021	Accrued interest payable	Aggregate Information	Previous	139	0	st/lt	Caja España de Inversiones
023	Dividends and other distributed earnings	Aggregate Information	Previous	4,607	0	st	Caja España de Inversiones
032	Other instruments that may imply a transfer of resources or obligations between the company and the related party	Aggregate Information	Previous	786	0	st	Caja España de Inversiones
010	Services received	Aggregate Information	Current	185	0	st	bbva
012	Financial leases	Aggregate Information	Previous	7,185	0	st	bbva
013	Operating leases	Aggregate Information	Current	1	0	st	bbva
028	Contributions to pension schemes & life assurance	Aggregate Information	Current	2,399	0	st	bbva

033	Others (specify)	Aggregate Information	Current	7,168	0	st	bbva
010	Services received	Aggregate Information	Current	3	0	st	Caja de Ahorros Municipal de Burgos
013	Operating leases	Aggregate Information	Current	27	0	st	Caja de Ahorros del Círculo Católico

Other aspects (43)

The transactions effected with significant shareholders during the first half of 2005 were made in the normal course of business, on arm's length conditions, and the information thereon is not necessary to give a true and fair view of the net worth, financial position and results of the company, although the most significant transactions are described below:

1. Bank financing:

On 13 April a loan of 1.2 billion euro was arranged with 16 top-ranking financial institutions, with two tranches, the first (500 million euro) being a renewal of the 'Club Deal' loan made in May 2004, with a new repayment period of seven years, and the second, a 7-year credit facility of 700 million euro. BBVA reduced its share from 100 million euro to 50 million euro in the first tranche and took up 70 million euro in the second.

On 25 May, within a strategy of strengthening liquidity through bilateral transactions of 500 million euro with top-ranking financial institutions, a bilateral credit facility of 60 million euro was arranged with BBVA for a period of three years. On the same date, the loan agreement was reduced to 364 days for the same amount.

2. Interest and exchange rate derivatives

Interest and exchange rate hedges have been arranged for the equivalent of 1,440 million euro, 230 million of which correspond to transactions contracted with BBVA.

The derivatives were contracted following a competitive bid among prestigious financial institutions.

3. Placements of surpluses and drawdown under credit facilities

Credit current accounts and credit facilities have been drawn down in an average daily sum equivalent to 400 million euro, some 54 million of which correspond to BBVA.

Cash surpluses have been placed in an average daily sum equivalent to 48 million euro; BBVA accounts for 25% of that sum.

These transactions are effected on a daily basis to regulate the Group liquidity, following competition among approximately 20 financial institutions.

4. Capital Market Transactions

On 1 June, BBVA acted as issue manager for a private bond issue made by Iberdrola Finanzas, S.A., guaranteed by Iberdrola, S.A., for 60 million euro.

On 22 June, Iberdrola Finanzas, S.A., guaranteed by Iberdrola, S.A., made a public bond issue on the Euro Market for 500 million euro, placed through 8 financial institutions, in which BBVA was Lead Manager and Underwriter, together with another three top-ranking institutions.

On 30 September, this issue was extended by 250 million euro, in which only the Lead Managers and Underwriters of the original issue participated (BBVA and another three top-ranking institutions).

Promissory notes for the value of 742 million euro have been issued on the short-term capital markets, of which BBVA placed 34% and BBK 5%. Supplementing the domestic notes issuance facility, Iberdrola International BV has also issued 1,853 million euro, guaranteed by Iberdrola, S.A., of which 5 million were placed through BBVA.

5. Share trading

Transactions have been effected through BBVA for an equivalent value of 296 million euro.

6. Bonds and guarantees

BBVA has furnished bank guarantees for companies in the Iberdrola Group in a value of 86 million euro.

7. Foreign exchange

Transactions have been made for an equivalent of 1,324 million euro, 42% of which were contracted with BBVA.

8. Equity derivatives

Portfolio and treasury stock derivatives have been contracted with BBVA in an aggregate sum of 169 million euro.

To enable a better understanding of the information supplied, the description is completed below of transactions with no specific identification code:

§ Row 5 contains the amount of the current accounts with BBK, amounting to 2,083.52 thousand euro.

§ Row 6 shows the balance at year-end of deposits held at BBK, totalling 50,000 thousand euro.
§ Row 7 indicates the notes issues made with BBK as issue manager, in a sum of 26,400 thousand euro.
§ Row 11 includes a credit facility arranged with BBVA in a sum of 60,000 thousand euro.
§ Row 21 includes debt derivatives transactions with BBVA begun prior to 2005, totalling 761,652.08 thousand euro.
§ Row 22 indicates the amount held in current accounts with BBVA, amounting to -17,912.55 thousand euro.
§ Row 23 shows the balance at year-end of deposits held at BBVA, totalling 258,000 thousand euro.
§ Row 24 includes debt derivatives transactions with BBVA begun during 2005, totalling 230,000 thousand euro.
§ Row 25 contains the foreign exchange insurance taken out with BBVA in a sum of 63,868.42 thousand euro.
§ Row 26 shows portfolio and treasury stock derivatives contracted with BBVA in an aggregate sum of 169,074.71 thousand euro.
§ Row 27 includes foreign exchange transactions effected with BBVA in a sum of 550,659.20 thousand euro.
§ Row 28 indicates the amount of share dealings with BBVA acting as broker, amounting to 446,722.12 thousand euro.
§ Row 29 shows the amount of notes issues made with BBVA acting as issue manager, amounting to 255,200 thousand euro.
§ Row 34 indicates the balance held in current accounts with Caja de Ahorros y Monte de Piedad del Círculo Católico de Obreros de Burgos, of 45.30 thousand euro.
§ Row 39 indicates the balance held in current accounts with Caja de Municipal de Burgos, of 13.30 thousand euro.
§ Row 41 indicates the balance held in current accounts with Caja de Ahorros de Salamanca y Soria (Caja Duero), of 108.28 thousand euro.
§ Row 46 shows the balance held in current accounts with Caja España de Inversiones, Caja de Ahorros y Monte de Piedad, of 786.47 thousand euro.
§ Row 51 includes the invoicing for gas and electricity supplied to BBVA, totalling 7,184.60 thousand euro.

2. TRANSACTIONS WITH DIRECTORS AND EXECUTIVES OF THE COMPANY (36)

Code (37)	Description of the transaction (37)	A/I (38)	Cu/Pr (39)	Amount (thous.euro)	Profit/Loss (40) (thous.euro)	ST/LT (41)	Related Party (42)
023	Dividends and other distributed earnings	Aggregate Information	Current	11,647	0	st	Directors & Top Executives
026	Remuneration	Aggregate Information	Previous	4,881	0		
026	Remuneration	Aggregate Information	Current	11,903	0		
027	Severance pay	Aggregate Information	Previous	234	0		
027	Severance pay	Aggregate Information	Current	122	0		
028	Contributions to pension schemes and life assurance	Aggregate Information	Current	5,465	0		
010	Services Received	Aggregate Information	Current	86	0	st	Das
023	Dividends and other distributed earnings	Aggregate Information	Current	37,098	0	st	Corporació n Eólica Cesa, S.L.

Other aspects (43)

The remunerations accrued during the year include a multi-year bonus of 5,836.37 thousand euro for meeting objectives.

The value is also included of transactions effected with Corporación Eólica CESA, S.A., in which the Director Juan Luis Arregui Ciársolo is Chairman of the Board, and with the Turkish company DAS Engineering & Energy Investments, Inc., in which a brother of the Director Lucas María de Oriol López-Montenegro was member of the Board when signing a services contract with the Company to develop energy businesses in Turkey. These are in all cases transactions made in the normal course of business, on arm's length conditions, and the information thereon is not necessary to give a true and fair view of the net worth, financial position and results of the company.

3. TRANSACTIONS AMONG PERSONS, COMPANIES OR ENTITIES OF THE GROUP (36)

Code (37)	Description of the transaction (37)	A/I (38)	Cu/Pr (39)	Amount (thous.euro)	Profit/Loss (40) (thous.euro)	ST/LT (41)	Related Party (42)
016	Financing arrangements: loans	Aggregate Information	Previous	11,275	0	st/lt	bbk
019	Interest paid	Aggregate Information	Previous	369	0	st/lt	bbk
020	Interest charged	Aggregate Information	Current	31	0	st	bbk
021	Accrued interest payable	Aggregate Information	Previous	48	0	st/lt	bbk
022	Accrued interest receivable	Aggregate Information	Current	3	0	st/lt	bbk
032	Other instruments that may imply a transfer of resources or obligations between the company and the related party	Aggregate Information	Previous	1,291	0	lt	bbk
032	Other instruments that may imply a transfer of resources or obligations between the company and the related party	Aggregate Information	Current	3,381	0	st	bbk
032	Other instruments that may imply a transfer of resources or obligations between the company and the related party	Aggregate Information	Previous	-150	0	st	bbk
016	Financing arrangements: loans	Aggregate Information	Current	3,552	0	lt	bbva
016	Financing arrangements: loans	Aggregate Information	Previous	442,371	0	lt	bbva
018	Financing arrangements: others (specify)	Aggregate Information	Current	23,500	0	lt	bbva
019	Interest paid	Aggregate Information	Current	2,745	0	st/lt	bbva
019	Interest paid	Aggregate Information	Previous	39,749	0	lt	bbva
020	Interest charged	Aggregate Information	Current	4,522	0	st	bbva
021	Accrued interest payable	Aggregate Information	Current	598	0	st/lt	bbva
021	Accrued interest payable	Aggregate Information	Previous	4,892	0	st/lt	bbva
024	Guarantees and bonds	Aggregate Information	Previous	136,916	0	lt	bbva
024	Guarantees and bonds	Aggregate Information	Current	50,000	0	lt	bbva
032	Other instruments that may imply a transfer of resources or obligations between the company and the related party	Aggregate Information	Previous	549,385	0	lt	bbva
032	Other instruments that may imply a transfer of resources or obligations between the company and the related party	Aggregate Information	Current	645	0	st	bbva
032	Other instruments that may imply a transfer of resources or obligations between the company and the related party	Aggregate Information	Current	133,834	0	st	bbva
032	Other instruments that may imply a transfer of resources or obligations between the company and the related party	Aggregate Information	Current	37,149	0	lt	bbva
032	Other instruments that may imply a transfer of resources or obligations between the company and the related party	Aggregate Information	Current	120,072	0	st	bbva
032	Other instruments that may imply a transfer of resources or obligations between the company and the related party	Aggregate Information	Current	214,137	0	st	bbva
032	Other instruments that may imply a transfer of resources or obligations between the company and the related party	Aggregate Information	Current	5,920	0	st	bbva (acting as broker)
018	Financing arrangements: others (specify)	Aggregate Information	Current	227,500	0	lt	bbva (acting as manager)
032	Other instruments that may imply a transfer of resources or obligations between the company and the related party	Aggregate Information	Current	5,000	0	st	bbva (acting as manager)

016	Financing arrangements: loans	Aggregate Information	Previous	8,625	0	st/lt	Caja Duero
021	Accrued interest payable	Aggregate Information	Previous	3	0	st/lt	Caja Duero
019	Interest paid	Aggregate Information	Previous	311	0	st/lt	Caja Duero
020	Interest charged	Aggregate Information	Current	1	0	st	Caja Duero
032	Other instruments that may imply a transfer of resources or obligations between the company and the related party	Aggregate Information	Previous	35	0	st	Caja Duero
016	Financing arrangements: loans	Aggregate Information	Previous	6,577	0	st/lt	Caja España
019	Interest paid	Aggregate Information	Previous	246	0	st/lt	Caja España
020	Interest charged	Aggregate Information	Current	7	0	st	Caja España
021	Accrued interest payable	Aggregate Information	Previous	2	0	st/lt	Caja España
032	Other instruments that may imply a transfer of resources or obligations between the company and the related party	Aggregate Information	Previous	910	0	st	Caja España
018	Financing arrangements: others (specify)	Aggregate Information	Current	5,280	0	st	Unesa
001	Purchases of assets (finished or otherwise)	Aggregate Information	Current	6,944	0	st	Amara
003	Tangible fixed asset purchases	Aggregate Information	Current	-4	0	st	Amara
010	Services received	Aggregate Information	Current	6,425	0	st	Amara
001	Purchases of assets (finished or otherwise)	Aggregate Information	Current	223,494	0	st	Gamesa Group
010	Services received	Aggregate Information	Current	28,554	0	st	Gamesa Group
009	Services provided	Aggregate Information	Current	108	0	st	Gamesa Group
033	Others (specify)	Aggregate Information	Current	11,734	0	st	Gamesa Group
005	Financial fixed asset purchases	Aggregate Information	Current	19,917	0	st	Gamesa Group
026	Remunerations	Aggregate Information	Current	2,117	0		

Other aspects (43)

The transactions described were made in the normal course of business, on arm's length conditions, and the information thereon is not necessary to give a true and fair view of the net worth, financial position and results of the company.

Apart from intercompany transactions, this table has also been used to include transactions between subsidiaries and associated companies of the Iberdrola Group and the significant shareholders, regarding which we refer to Table 1 above.

The fees paid by Iberdrola to the Spanish Electricity Industry Association (UNESA) are also included.

Finally, in order to enable a better understanding of the information supplied, the description is completed below of transactions with no specific identification code:

§ Row 6 contains debt derivatives transactions with BBK begun prior to 2005 in a sum of 1,291.02 thousand euro.

§ Row 7 shows the balance at year-end of the deposits held with BBK, totalling 3,380.70 thousand euro.

§ Row 8 indicates the balance of current accounts with BBK, amounting to -149.96 thousand euro.

§ Row 11 includes a credit facility arranged with BBVA for 23,500 thousand euro.

§ Row 19 contains debt derivatives transactions with BBVA begun prior to 2005 in a sum of 549,385.22 thousand euro.

§ Row 20 shows portfolio and treasury stock derivatives contracted with BBVA in an aggregate sum of 644.95 thousand euro.

§ Row 21 shows the balance at year-end of the deposits held with BBVA, totalling 133,833.73 thousand euro.

§ Row 22 contains debt derivatives transactions with BBVA begun during 2005 in a sum of 37,148.61 thousand euro.

§ Row 23 includes the foreign exchange insurance taken out with BBVA for 120,071.94 thousand euro.

§ Row 24 includes foreign exchange transactions effected with BBVA in a sum of 214,16.53 thousand euro.

§ Row 25 includes the value of share dealings effected with BBVA acting as broker, amounting to 5,919.83 thousand euro.

§ Row 26 contains the amount of debenture issues made with BBVA acting as issue manager, amounting to 227,500 thousand euro.
§ Row 27 contains the amount of ECP issues made with BBVA acting as issue manager, amounting to 5,000 thousand euro.
§ Row 32 indicates the balance of current accounts held with Caja de Ahorros de Salamanca y Soria (Caja Duero), in a sum of 34.93 thousand euro.
§ Row 37 indicates the balance of current accounts held with Caja España de Inversiones, Caja de Ahorros y Monte de Piedad, amounting to 910.34 thousand euro.
§ In Row 47, apart from the remuneration accrued during the year, a multi-year bonus for meeting objectives has been paid to *top* executives in a sum of 1,280.37 thousand euro.

4. TRANSACTIONS WITH OTHER RELATED PARTIES (36)

Code (37)	Description of the transaction (37)	A/I (38)	Cu/Pr (39)	Amount (thous.euro)	Profit/Loss (40) (thous.euro)	ST/LT (41)	Related Party (42)

Other aspects (43)

XV. SPECIAL AUDITORS' REPORT

(This section shall be completed only in the report corresponding to the first half of the year following the last financial year closed and audited and shall be applicable for all issuing companies which, pursuance to section thirteen of the Ministerial Order of 18 January 1991, are obliged to submit a special report issued by their auditors, when the auditors' report of the annual accounts of the immediately preceding financial year included no opinion or a negative or qualified opinion. The report shall mention that said special auditors' report is annexed to the half-year report, together with a copy of the information provided or declarations made by the company directors on the current situation of the reservations included by the auditors in their auditors' report on the annual accounts of the preceding financial year, on which, in pursuance of the applicable Technical Rules for Audit, the special report was based.)

Security reference | GENERAL | Version 5.1.3

INFORMATION RELATING TO:

PERIOD: First half-year | YEAR: 2006

I. IDENTIFYING DETAILS OF ISSUER

Company name:

IBERDROLA, S.A.

Registered address:

C/ CARDENAL GARDOQUI, 8 -48008 BILBAO

Tax ID No.

A -48010615

Persons taking responsibility for this information, posts they hold and identification of the powers of attorney or other powers enabling them to represent the company:

JOSE LUIS SAN PEDRO GUERENABARRENA

Operations Manager

By power of attorney delivered before Mr José Mª Arriola Arana, notary public in Bilbao, on 8 March 1994, original record of deeds number 659.

Signed:

HALF-YEAR INFORMATION CONTENT
(mark with an X if applicable)

			Individual	Consolidated
I.	Identifying details of issuer	0010	X	
II.	Variation in consolidated group	0020		X
III.	Accounting policies and valuation standards	0030	X	X
IV.	Balance sheet (*)	0040	X	X
V.	Profit and loss statement (*)	0050	X	X
VI.	Comparative consolidated balance sheet	0060		
VII.	Distribution of business by net turnover	0070	X	X
VIII.	Number of employees	0080	X	X
IX.	Progress of business	0090	X	X
X.	Issues, redemptions or repayments of debentures	0100	X	X
XI.	Dividends distributed	0110	X	
XII.	Significant events	0120	X	X
XIII.	Annex explaining significant events	0130	X	X
XIV.	Related-party transactions	0140	X	X
XV.	Special auditors' report	0150		

(*) With respect to consolidated information, only the balance sheet and profit and loss statements applicable under current legislation are to be completed.

GE1

II. VARIATION IN THE COMPANIES MAKING UP THE CONSOLIDATED GROUP (1)

NEW ENTRIES:

Renewables subgroup:
PARQUES EOLICOS REUNIDOS
IBERDROLA RENEWABLE ENERGIES USA, LTD.
COMMUNITY ENERGY INC.

Brazil subgroup:
GOIAS SUL PCH
BAGUARI-UHE

Mexico subgroup:
IBERDROLA SERVICIOS DE CAPACITACION

During the 2006 financial year Grupo Iberdrola has purchased and set up a number of companies that will be included within the scope of consolidated interim and annual accounts. The breakdown of these companies is as follows:

Renewables subgroup:
GLOBAL SOLAR ENERGY, S.A.
HIGHER DARRACOTT MOOR WIND FARM LIMITED
ELECTRA MALVANA, S.A.
ELECTRA DE SIERRA DE SAN PEDRO, S.A.
ELECTRA MALVANA, S.A.
ECOBARCIAL, S.A.
DELTUS
SISTEMAS ENERGÉTICOS LOS CAMPILLOS, S.A.

Non-energy subgroup
IBERD-ROS, S.L.

Iberdrola engineering and construction subgroup
IBERDROLA ENGINEERING AND CONSTRUCTION POLAND SP. Z.O.O.
IBERDROLA INGENIERIA Y CONSTRUCCION UK LTD.
IBERDROLA INZHINIRING I STROITEISTVO LIMITED LIABILITY COMPANY
IBERDROLA INGENIERIA Y CONSTRUCCIÓN VENEZUELA, S.A.
IBERINCO HELLAS TECHNIKI KAI KATASKEVASTIKI EPE
IBERINCO ENGINEERING AND CONSTRUCTION, US. INC

The impact of not consolidating these companies with the group at the half-year end in June 2006 is not significant. This is basically because these companies are not yet active businesses.

III. ACCOUNTING POLICIES AND VALUATION STANDARDS

(The principles and criteria of registration and valuation envisaged in the legislation in force must be used to prepare the financial and accounting data in the annual accounts for the financial year to which this periodically published report refers and which is used in the preparation of the financial and accounting data and information included in this report). If, exceptionally, generally accepted accounting principles and criteria required by the legislation in force were not applied to the data and information included herein, this fact must be stated and adequately explained. The influence that the non-application of these accounting principles and criteria might have on the net worth, financial situation and profit or loss of the company or consolidated group must also be explained. Additionally, with similar scope to the foregoing, any modifications that may have taken place in the accounting criteria used in the preparation of the information herewith must be mentioned and discussed. If the same accounting principles, criteria and policies have been applied as when preparing the preceding year's annual accounts, and if they coincide with those envisaged in the accounting regulations in force which are applicable to the company, this must also be expressly stated. When, in accordance with the applicable legislation, adjustments and/or reclassifications have taken place in the preceding period, due to changes in accounting policies, corrections of errors or changes in the classification of items, this section will include the quantitative and qualitative information necessary to understand these adjustments and/or reclassifications).

On 21 July the information sent on 20 July was modified as an error was detected in the classification of the items "Other income 4510" and "Staff costs 4540" in the profit and loss statement of the consolidated group.

	Reported 20-07-2006	modified 21-07-06
Other income	189,603	105,643
Staff costs	-515,075	-431,115

LEGISLATION IN FORCE

The financial and accounting information included in this regular published report was prepared, as far as the consolidate data are concerned, in accordance with International Financial Reporting Standards (IFRS), these being understood to be those adopted by the European Commission under the procedure established by Regulation (EC) No. 1606/2002 of the European Parliament and of the Council, 19 July 2002.

The foregoing applies both to the information in the half-yearly interim report on the year's profits and the comparison with the previous financial year's figures.

CHANGES IN ACCOUNTING CRITERIA

On 28 February the official state gazette (BOE) published Royal Decree-Law 3/2006 of 24 February 2006, modifying the mechanism for matching offers for sale and purchase of energy submitted simultaneously to the daily and intraday production market by electricity sector entities belonging to the same business group.

This Royal Decree-Law is pending implementation, and therefore until its effective scope is clarified, the main implications for this regularly published information are:

- Cancellation of freely allocated emission rights: In half-yearly reporting:
- Emission rights are recognised under the heading of intangible assets.
- An account payable is established for those allocated emission rights the value of which corresponds to the market value of emission rights at the time of their allocation.
- The balancing item of the provision set aside for the consumption of emission rights will be the profit and loss account, under the heading "Raw materials and consumables".

- The provisional price to be considered by the National Energy Commission (CNE) for the settlement of regulated activities will be the average cost envisaged in the 2006 tariff for energy generated in the ordinary regime for mainland Spain, including the cost of adjustment services and the power guarantee, which is 42.35 €/MWh.

With the exception of the above, the same accounting principles, criteria and policies have been applied in the half-yearly information as in the annual accounts.

IV. INDIVIDUAL BALANCE SHEET OF THE COMPANY

Units: Thousands of euros

ASSETS

			CURRENT YEAR	PREVIOUS YEAR
A)	UNCALLED SHAREHOLDER CAPITAL	0200	0	0
I.	Formation expenses	0210	0	0
II.	Intangible fixed assets	0220	178,641	189,918
II.1.	Rights on goods held under financial leasing agreements	0221	104,133	113,438
II.2.	Other intangible assets	0222	74,508	76,480
III.	Tangible fixed assets	0230	623,313	638,600
IV.	Financial assets	0240	12,814,314	12,445,224
V.	Long-term treasury stock	0250	1,083	90
VI.	Long-term commercial receivables	0255	1,299,112	49,672
B)	FIXED AND OTHER NON-CURRENT ASSETS (2)	0260	14,916,463	13,323,504
C)	DEFERRED EXPENSES (3)	0280	102,934	115,054
I.	Called shareholder capital	0290	0	0
II.	Inventory	0300	67,483	32,782
III.	Receivables	0310	5,848,253	20,850,265
IV.	Temporary Financial Investments	0320	839,916	2,153,681
V.	Short-term treasury stock	0330	0	0
VI.	Cash at bank and in hand	0340	12	14,891
VII.	Accruals and prepayments	0350	21,971	16,496
D)	CURRENT ASSETS	0360	6,777,635	23,068,115
	TOTAL ASSETS (A + B + C + D)	0370	21,797,032	36,506,673

LIABILITIES

			CURRENT YEAR	PREVIOUS YEAR
I.	Subscribed capital	0500	2,704,648	2,704,648
II.	Reserves	0510	3,356,365	3,357,739
III.	Profit or loss brought forward	0520	1,049,381	1,046,751
IV.	Profit or loss from period	0530	9,258	199,871
V.	Interim dividends distributed during the year	0550	0	0
A)	EQUITY	0560	7,119,652	7,309,009
B)	DEFERRED INCOME (4)	0590	45,289	48,438
C)	PROVISION FOR LIABILITIES AND CHARGES	0600	683,556	464,729
I.	Issues of bonds and other tradable securities	0610	1,143,185	850,827
II.	Amounts owed to credit institutions	0615	3,612,999	3,456,774
III.	Owing to group and affiliated companies	0620	6,489,344	3,882,376
IV.	Long-term commercial payables	0625	0	0
V.	Other long-term payables	0630	65,808	74,654
D)	LONG TERM ACCOUNTS PAYABLE	0640	11,311,336	8,264,631
I.	Issues of bonds and other tradable securities	0650	47,569	65,436
II.	Amounts owed to credit institutions	0655	427,338	997,483
III.	Owing to group and affiliated companies	0660	1,201,896	18,143,046
IV.	Trade accounts payable	0665	361,683	863,199
V.	Other short-term payables	0670	595,247	350,322
VI.	Accruals and deferred income	0680	3,240	154
E)	SHORT TERM ACCOUNTS PAYABLE (5)	0690	2,636,973	20,419,640
F)	PROVISIONS FOR SHORT-TERM LIABILITIES AND CHARGES	0695	226	226
	TOTAL LIABILITIES (A + B + C + D + E + F)	0700	21,797,032	36,506,673

V. INDIVIDUAL PROFIT AND LOSS OF THE COMPANY

	Units: Thousands of euros		CURRENT YEAR		PREVIOUS YEAR	
			Amount	%	Amount	%
+	Net turnover (6)	0800	1,401,978	100.00%	1.591.537	100.00%
+	Other income (7)	0810	154,367	11.01%	207.070	13.01%
+/-	Variation in stocks of finished and part-finished goods	0820	0	0.00%	0	0.00%
=	TOTAL VALUE OF PRODUCTION	0830	**1,556,345**	111.01%	**1.798.607**	113.01%
-	Net purchases	0840	-1,247,820	-89.00%	-1.508.556	-94.79%
+/-	Variation in stocks of goods. raw materials and other consumables	0850	0	0.00%	0	0.00%
-	External and operating expenses (8)	0860	-105,230	-7.51%	-130.113	-8.18%
=	ADJUSTED VALUE ADDED	0870	**203,295**	14.50%	**159.938**	10.05%
+/-	Other income and expenses (9)	0880	0	0.00%	0	0.00%
-	Staff costs	0890	-105,017	-7.49%	-124.029	-7.79%
=	GROSS OPERATING INCOME	0900	**98,278**	7.01%	**35.909**	2.26%
-	Depreciation charges for fixed assets	0910	-44,248	-3.16%	-42.363	-2.66%
-	Charges to reversion fund	0915	0	0.00%	0	0.00%
+/-	Variation in working capital provisions (10)	0920	-1,543	-0.11%	-1.020	-0.06%
=	NET OPERATING INCOME	0930	**52,487**	3.74%	**-7.474**	-0.47%
+	Income from interest and similar	0940	258,251	18.42%	174.590	10.97%
-	Interest expenses and similar	0950	-297,760	-21.24%	-323.192	-20.31%
+	Capitalised interest and exchange rate differences	0960	325	0.02%	206	0.01%
+/-	Depreciation charges and financial provisions (11)	0970	0	0.00%	0	0.00%
=	INCOME FROM ORDINARY BUSINESS	1020	**13,303**	0.95%	**-155.870**	-9.79%
+/-	Profit/loss on intangible assets. materials and control portfolio (12)	1021	9,743	0.69%	24.727	1.55%
+/-	Variation in provisions for intangible assets. materials and control portfolio (13)	1023	41,801	2.98%	277.439	17.43%
+/-	Profit/loss on transactions involving company's own shares and bonds (14)	1025	1,451	0.10%	-155	-0.01%
+/-	Profit or loss brought forward (15)	1026	291	0.02%	-101	-0.01%
+/-	Other extraordinary profit or loss (16)	1030	-2,872	-0.20%	-512	-0.03%
=	PROFIT BEFORE TAX	1040	**63,717**	4.54%	**145.528**	9.14%
+/-	Corporation tax	1042	-54,459	-3.88%	54.343	3.41%
=	PROFIT OR LOSS ON YEAR	1044	**9,258**	0.66%	**199.871**	12.56%

IV. BALANCE SHEET OF CONSOLIDATED GROUP
(PREPARED USING ACCOUNTING STANDARDS IN FORCE IN SPAIN)

Units: Thousands of euros

	ASSETS		CURRENT YEAR	PREVIOUS YEAR
A)	UNCALLED SHAREHOLDER CAPITAL	1200		
I.	Formation expenses	1210		
II.	Intangible fixed assets	1220		
II.1.	Rights on goods held under financial leasing agreements	1221		
II.2.	Other intangible assets	1222		
III.	Tangible fixed assets	1230		
IV.	Financial assets	1240		
V.	Long-term shares in the dominant company	1250		
VI.	Long-term commercial receivables	1255		
B)	FIXED AND OTHER NON-CURRENT ASSETS (2)	1260		
C)	DEFERRED EXPENSES (3)	1280		
D)	DEFERRED EXPENSES (3)	1280		
I.	Called shareholder capital	1290		
II.	Inventory	1300		
III.	Receivables	1310		
IV.	Temporary Financial Investments	1320		
V.	Short-term shares in the dominant company	1330		
VI.	Cash at bank and in hand	1340		
VII.	Accruals and prepayments	1350		
D)	CURRENT ASSETS	1360		
	TOTAL ASSETS (A + B + C + D + E)	1370		

	LIABILITIES		CURRENT YEAR	PREVIOUS YEAR
I.	Subscribed capital	1500		
II.	Reserves of dominant company	1510		
III.	Reserves of consolidated companies (17)	1520		
IV.	Conversion differences (18)	1530		
V.	Profit/loss attributed to the dominant company	1540		
VI.	Interim dividends distributed during the year	1550		
A)	EQUITY	1560		
B)	EXTERNAL SHAREHOLDERS	1570		
C)	NEGATIVE CONSOLIDATION DIFFERENCE	1580		
D)	DEFERRED INCOME (4)	1590		
E)	PROVISION FOR LIABILITIES AND CHARGES	1600		
I.	Issues of bonds and other tradable securities	1610		
II.	Amounts owed to credit institutions	1615		
III.	Long-term commercial payables	1625		
IV.	Other long-term payables	1630		
F)	LONG TERM ACCOUNTS PAYABLE	1640		
I.	Issues of bonds and other tradable securities	1650		
II.	Amounts owed to credit institutions	1655		
III.	Trade accounts payable	1665		
IV.	Other short-term payables	1670		
V.	Accruals and prepayments	1680		
G)	SHORT TERM ACCOUNTS PAYABLE (4)	1690		
H)	PROVISIONS FOR SHORT-TERM LIABILITIES AND CHARGES	1695		
	TOTAL LIABILITIES (A + B + C + D + E + F + G + H)	1700		

V. PROFIT/LOSS OF CONSOLIDATED GROUP
(PREPARED USING ACCOUNTING STANDARDS IN FORCE IN SPAIN)

Units: Thousands of euros

			CURRENT YEAR		PREVIOUS YEAR	
			Amount	%	Amount	%
+	Net turnover (6)	1800				
+	Other income (7)	1810				
+/-	Variation in stocks of finished and part-finished goods	1820				
=	TOTAL VALUE OF PRODUCTION	1830				
-	Net purchases	1840				
+/-	Variation in stocks of goods, raw materials and other consumables	1850				
-	External and operating expenses (8)	1860				
=	ADJUSTED VALUE ADDED	1870				
+/-	Other income and expenses (9)	1880				
-	Staff costs	1890				
=	GROSS OPERATING INCOME	1900				
-	Depreciation charges for fixed assets	1910				
-	Charges to reversion fund	1915				
+/-	Variation in working capital provisions (10)	1920				
=	NET OPERATING INCOME	1930				
+	Income from interest and associated charges	1940				
-	Interest expenses and similar	1950				
+	Capitalised interest and exchange rate differences	1960				
+/-	Depreciation charges and financial provisions (11)	1970				
+/-	Profit/loss from conversions (19)	1980				
+/-	Share of earnings valued by equity method	1990				
-	Amortisation of consolidation goodwill	2000				
+	Reversion of negative consolidation differences	2010				
=	INCOME FROM ORDINARY BUSINESS	2020				
+/-	Profit/loss on intangible assets, materials and control portfolio (12)	2021				
+/-	Variation in provisions for intangible assets, materials and control portfolio (13)	2023				
+/-	Profit/loss on transactions involving company's own shares and bonds (14)	2025				
+/-	Profit or loss brought forward (15)	2026				
+/-	Other extraordinary profit or loss (16)	2030				
=	CONSOLIDATED PROFIT BEFORE TAX	2040				
+/-	Corporation tax	2042				
=	CONSOLIDATED PROFIT OR LOSS ON YEAR	2044				
+/-	Profit/loss attributed to external shareholders	2050				
=	PROFIT/LOSS FROM YEAR ATTRIBUTED TO THE DOMINANT COMPANY	2060				

IV. BALANCE SHEET OF CONSOLIDATED GROUP
(APPLYING INTERNATIONAL FINANCIAL REPORTING STANDARDS)

			CURRENT YEAR	PREVIOUS YEAR
I.	Tangible fixed assets	4000	20,014,236	18,966,516
II.	Real-estate investments	4010	559,944	291,222
III.	Goodwill	4020	52,163	51,600
IV.	Other intangible assets	4030	906,801	718,608
V.	Non-current financial assets	4040	1,532,223	1,305,449
VI.	Investments registered on the accounts on a proportional basis	4050	492,716	565,865
VII.	Biological assets	4060	0	0
VIII.	Deferred tax assets	4070	1,138,403	1,085,924
IX.	Other non-current assets	4080	1,986,129	77,409
A)	**NON-CURRENT ASSETS**	4090	**26,682,615**	**23,062,593**
I.	Biological assets	4100	0	0
II.	Inventory	4110	1,269,381	1,360,911
III.	Trade and other accounts receivable	4120	2,273,712	2,601,807
IV.	Other current financial assets	4140	574,362	1,070,618
V.	Current income tax assets	4150	935,938	531,436
VI.	Other current assets	4160	44,814	32,179
VII.	Cash and cash equivalents	4170	231,827	212,503
	Subtotal for current assets	4180	**5,330,034**	**5,809,454**
VIII.	Non-current assets classified as held for sale and from discontinued operations	4190	0	0
B)	**CURRENT ASSETS**	4195	**5,330,034**	**5,809,454**
	TOTAL ASSETS (A + B)	4200	**32,012,649**	**28,872,047**

	LIABILITIES AND EQUITY FOR YEAR		CURRENT YEAR	PREVIOUS YEAR
I.	Capital	4210	2,704,648	2,704,648
II.	Other reserves (20)	4220	5,780,948	5,517,093
III.	Accrued earnings (21)	4230	817,794	653,015
IV.	Other net asset instruments	4235	0	0
V.	Less: Treasury stock	4240	-2,545	-180
VI.	Exchange rate differences	4250	4,928	149,782
VII.	Other valuation adjustments	4260	318,563	-30,727
VIII.	Revaluation reserve for non-current assets classified as held for sale and from discontinued operations	4265	0	0
IX.	Less: Interim dividend	4270	0	0
	ASSETS ATTRIBUTED TO EQUITY HOLDERS OF THE DOMINANT COMPANY	4280	**9,624,336**	**8,993,631**
X.	Minority interests	4290	170,380	120,823
A)	**EQUITY**	4300	**9,794,716**	**9,114,454**
I.	Issues of bonds and other tradable securities	4310	7,833,190	5,063,291
II.	Amounts owed to credit institutions	4320	5,052,956	4,740,057
III.	Other financial assets	4330	0	0
IV.	Deferred tax liabilities	4340	660,907	621,787
V.	Provisions	4350	1,443,764	1,348,627
VI.	Other non-current liabilities (22)	4360	974,856	1,100,134
B)	**NON-CURRENT LIABILITIES**	4370	**15,965,673**	**12,873,896**
I.	Issues of bonds and other tradable securities	4380	691,026	1,335,712
II.	Amounts owed to credit institutions	4390	812,490	1,349,719
III.	Trade and other accounts payable	4400	2,836,620	2,973,155
IV.	Other financial assets	4410	0	0
V.	Provisions	4420	402,376	44,947
VI.	Current income tax liabilities	4430	1,223,422	770,069
VII.	Other current liabilities	4440	286,326	410,095
	Subtotal for current liabilities	4450	**6,252,260**	**6,883,697**
VIII.	Liabilities directly associated with non-current assets classified as held for sale and from discontinued operations	4465	0	0
C)	**CURRENT LIABILITIES**	4470	**6,252,260**	**6,883,697**
	TOTAL LIABILITIES AND ASSETS (A + B + C)	4480	**32,012,649**	**28,872,047**

V. PROFIT/LOSS OF CONSOLIDATED GROUP
(APPLYING INTERNATIONAL FINANCIAL REPORTING STANDARDS)

Units: Thousands of euros			CURRENT YEAR		PREVIOUS YEAR	
			Amount	%	Amount	%
+	Net turnover	4500	5,496,592	100.00%	5,418,512	100,00%
+	Other income	4510	105,643	1.92%	186,036	3,43%
+/-	Variation in stocks of finished or part-finished goods	4520	-79	0.00%	1,461	0,03%
-	Raw materials and consumables	4530	-2,650,743	-48.23%	-3,117,242	-57,53%
-	Staff costs	4540	-431,115	-7.84%	-392,478	-7,24%
-	Depreciation charges	4550	-503,687	-9.16%	-469,650	-8,67%
-	Other expenses	4560	-628,056	-11.43%	-515,158	-9,51%
=	OPERATING PROFIT/(LOSS)	4570	**1,388,555**	25.26%	**1,111,481**	20,51%
+	Financial income	4580	153,715	2.80%	138,814	2,56%
-	Interest and related expenses	4590	-428,781	-7.80%	-323,163	-5,96%
+/-	Exchange rate differences (net)	4600	1,506	0.03%	-3,454	-0,06%
+/-	Profit/loss due to changes in value of financial instruments at fair value (net)	4610	0	0.00%	0	0,00%
+/-	Profit/loss due to changes in value of non-financial assets at fair value (net)	4620	0	0.00%	0	0,00%
+/-	Profit/loss due to deterioration/reversion of deterioration of assets (net)	4630	0	0.00%	0	0,00%
+/-	Participation in the results from year of associates and joint businesses registered on the accounts on a proportional basis	4640	12,463	0.23%	25,244	0,47%
+/-	Profit/loss from sale of non-current assets or valuation of non-current assets classified as being held for sale not included among those from discontinued operations (net)	4650	152,632	2.78%	25,454	0,47%
+/-	Other profit or loss (net)	4660	0	0.00%	-8,333	-0,15%
=	PROFIT/(LOSS) FROM ONGOING BUSINESS BEFORE TAX	4680	**1,280,090**	23.29%	**966,043**	17,83%
+/-	Income tax expense	4690	-448,306	-8.16%	-305,890	-5,65%
=	PROFIT/(LOSS) FROM ONGOING BUSINESS	4700	**831,784**	15.13%	**660,153**	12,18%
+/-	Profit/loss after tax of discontinued operations (net) (23)	4710	0	0.00%	0	0,00%
=	PROFIT/(LOSS) ON YEAR	4720	**831,784**	15.13%	**660,153**	12,18%
+/-	Minority interests	4730	-13,990	-0.25%	-7,138	-0,13%
=	PROFIT/(LOSS) ATTRIBUTABLE TO EQUITY HOLDERS OF THE DOMINANT COMPANY	4740	**817,794**	14.88%	**653,015**	12,05%

VI. CONSOLIDATED BALANCE SHEET COMPARING THE SPANISH STANDARDS IN FORCE AND THE INTERNATIONAL FINANCIAL REPORTING STANDARDS ADOPTED

Units: Thousands of euros

	ASSETS		START OF 2005 (IFRS)	CLOSE OF 2004 (SPANISH STANDARDS)
I.	Formation expenses	5000		
II.	Tangible fixed assets	5010		
III.	Real-estate investments	5020		
IV.	Goodwill	5030		
V.	Other intangible assets	5040		
VI.	Non-current financial assets	5050		
VII.	Long-term shares in the dominant company	5060		
VIII.	Other non-current assets	5070		
A)	LONG-TERM/NON-CURRENT ASSETS	5080		
B)	DEFERRED EXPENSES	5090		
I.	Inventory	5100		
II.	Trade and other accounts receivable	5110		
III.	Other current financial assets	5120		
IV.	Short-term shares in the dominant company	5130		
V.	Other current assets	5140		
VI.	Cash and cash equivalents	5150		
	Subtotal	5160		
VIII.	Non-current assets classified as held for sale and from discontinued operations	5170		
C)	CURRENT ASSETS	5175		
	TOTAL ASSETS (A + B + C)	5180		

	LIABILITIES AND EQUITY		START OF 2005 (IFRS)	CLOSE OF 2004 (SPANISH STANDARDS)
I.	Capital	5190		
II.	Reserves	5200		
	Of which: adjustment of reserves for transition to IFRS (*)	5210		
III.	Other net asset instruments	5215		
IV.	Less: Treasury stock	5220		
V.	Valuation adjustments	5230		
VI.	Profit or loss on the financial year	5240		
VII.	Less: Interim dividend	5250		
A)	EQUITY UNDER SPANISH STANDARDS / EQUITY ATTRIBUTED TO HOLDERS OF EQUITY IN THE DOMINANT COMPANY	5260		
B)	MINORITY INTERESTS	5270		
	TOTAL EQUITY ACCORDING TO IFRS (A + B)	5280		
C)	NEGATIVE CONSOLIDATION DIFFERENCE	5290		
D)	DEFERRED INCOME	5300		
I.	Issues of bonds and other tradable securities	5310		
II.	Amounts owed to credit institutions	5320		
III.	Provisions	5330		
IV.	Other non-current liabilities	5340		
E)	LONG-TERM/NON-CURRENT LIABILITIES	5350		
I.	Issues of bonds and other tradable securities	5360		
II.	Amounts owed to credit institutions	5370		
III.	Trade and other accounts payable	5380		
IV.	Provisions	5390		
V.	Other current liabilities	5400		
	Subtotal	5410		
VI.	Liabilities directly associated with non-current assets classified as held for sale and from discontinued operations	5420		
F)	SHORT-TERM/CURRENT LIABILITIES	5425		
	TOTAL LIABILITIES AND EQUITY (A + B + C + D + E + F)	5430		

(*) Line for information only, the amounts are not calculated arithmetically to obtain the figure for the "Equity according to IFRS".

VII. DISTRIBUTION OF NET TURNOVER BY ACTIVITY

	ACTIVITY		INDIVIDUAL		CONSOLIDATED	
			Current year	Previous year	Current year	Previous year
	MAIN BUSINESS	2100	643,360	1,087,875	4.526.968	4.634.968
	SALE OF GAS	2105	596,823	433,367	374.700	234.644
	TELECOMMUNICATIONS	2110	19,378	17,169	11.310	9.563
	OTHER	2115	142,417	53,126	583.614	539.337
		2120				
		2125				
		2130				
		2135				
		2140				
(*)	**Completed construction work pending certification**	**2145**				
	Total net turnover	**2150**	**1,401,978**	**1,591,537**	**5.496.592**	**5.418.512**
	Domestic Market	**2160**	1,401,978	1,591,537	4.361.917	4.588.250
	Exports: European Union	**2170**				
	OECD Countries	**2173**			662.135	504.847
	Other countries	**2175**			472.540	325.415

(*) To be completed by construction companies only

VIII. AVERAGE NUMBER OF PERSONS EMPLOYED OVER THE COURSE OF THE PERIOD

		INDIVIDUAL		CONSOLIDATED	
		Current year	Previous year	Current year	Previous year
TOTAL PERSONS EMPLOYED	**3000**	2,137	2,528	17,749	16,815

IX. PROGRESS OF BUSINESS

(The information to be included in this section, as well as complying with the provisions of the instructions for the completion of this half-yearly report, must expressly state the following points: progress of revenues and costs incurred in earning those revenues; composition and analysis of the main operations enabling extraordinary earnings, if any, to be obtained; comments on any significant investments and divestments, explaining their effect on the company's working capital and in particular on its cash position; adequate explanation of the nature and effects of any items that have caused a significant change in revenues or earnings in the current half-year, with respect to the preceding period. Additionally, those companies sending a balance sheet and profit and loss statement for a consolidated group in accordance with the IFRS adopted, must provided detailed information about those operations with a significant impact on the financial position, profit or loss, and equity of the company or its group as a result in the deterioration of assets or their reversion, from the valuation of assets and liabilities at fair value, including derivative instruments and accounting hedges, differences in exchange rates, provisions, business combinations, operations classified as "discontinued" or any other operation with a significant effect, and a description of material changes under the heading "non-current assets classified as being held for sale and from discontinued operations" and related liabilities, significant variations in the risk taken on, and transactions to mitigate it, and events subsequent to the end of the year, which although significant, have not been reflected in the financial information presented. Lastly, any comments on the consolidated financial statements and on the individual financial statements should be clearly distinguishable from one another).

- In annex

X.1.) ISSUES, REDEMPTIONS OR REPAYMENTS OF DEBENTURES

(This section is to include individualised information on each issue, redemption or repayment of debentures since the beginning of the financial year by the company obliged to publish periodic information, or by any entity within the scope of consolidation with it, indicating for each issue, redemption or repayment the information detailed in the boxes below. This information must be supplied separately so as to distinguish between the issues, reimbursements or repayments that, in relation to an issue or share placement, have required the registration of an information prospectus with a competent authority (24) in a member state of the European Union, from those that have not. In the case of issues, reimbursements or repayments by associates or any entity other than the dominant company, dependent companies or multigroup companies, this information will only be included insofar as the issue or repayment is guaranteed, in whole or in part, by the dominant company, or any dependent or multigroup entity. Share issues or placements in the money market (25) may be aggregated (26) by type of operation (27), as may issues by a single entity, within a single country, provided they are of similar characteristics. In the case of issues, redemptions or repayments that take place through a "special purpose entity" (28), this fact must be expressly stated).

Issue, redemption or repayment of debentures whose issue or placement has required registration of a brochure with a competent authority (34) in the European Union												
			Characteristics of the issue, redemption or repayment of debentures									
Issuing entity	*Relationship (29)*	*Country of domicile*	*Operation (27)*	*ISIN Code (30)*	*Type of securities*	*Date of issue/redemption*	*Outstanding balance*	*Interest rate*	*Redemption and mode of repayment*	*Market(s) where listed*	*Credit rating*	*Collateral posted (31)*
Iberdrola Finanzas SAU	Dependent	SPAIN	Issues	XS0242656766	Bonds (EMTN)	09/02/06	250,000,000	2.72	Single 2009	Luxembourg stock exchange	A2(M); A+(S&P, FITCH)	Iberdrola, S.A.
Iberdrola Finanzas SAU	Dependent	SPAIN	Issues	XS0245128607	Bonds (EMTN)	22/02/06	100,000,000	2.73	Single 2009	Luxembourg stock exchange	A2(M); A+(S&P, FITCH)	Iberdrola, S.A.
Iberdrola Finanzas SAU	Dependent	SPAIN	Issues	XS0245792717	Bonds (EMTN)	06/03/06	300,000,000	2.75	Single 2007	Luxembourg stock exchange	A2(M); A+(S&P, FITCH)	Iberdrola, S.A.
Iberdrola Finanzas SAU	Dependent	SPAIN	Issues	XS0246665573	Bonds (EMTN)	15/03/06	75,000,000		Single 2021	Luxembourg stock exchange	A2(M); A+(S&P, FITCH)	Iberdrola, S.A.
Iberdrola Finanzas SAU	Dependent	SPAIN	Issues	XS0254615411	Bonds (EMTN)	25/05/06	102,900,000	3.07	Single 2036	Luxembourg stock exchange	A2(M); A+(S&P, FITCH)	Iberdrola, S.A.
Iberdrola Finanzas SAU	Dependent	SPAIN	Issues	XS0255778333	Bonds (EMTN)	30/05/06	288,976,000	5.25	Single 2010	Luxembourg stock exchange	A2(M); A+(S&P, FITCH)	Iberdrola, S.A.
Iberdrola Finanzas SAU	Dependent	SPAIN	Issues	XS0258938165	Bonds (EMTN)	28/06/06	300,000,000	3.18	Single 2010	Luxembourg stock exchange	A2(M); A+(S&P, FITCH)	Iberdrola, S.A.
Iberdrola Internacional BV	Dependent	NETHERLANDS	Repayment		Notes (EMTN)	15/04/06	0	3.25	Single 2006	Luxembourg stock exchange	A1(M);AA(SP, FITCH)	Iberdrola, S.A.
Iberdrola Internacional BV	Dependent	NETHERLANDS	Repayment		Notes (EMTN)	15/04/06	0	3.25	Single 2006	Luxembourg stock exchange	A1(M);AA(SP, FITCH)	Iberdrola, S.A.
Iberdrola Internacional BV	Dependent	NETHERLANDS	Repayment		Notes (EMTN)	13/02/06	0	2.42	Single 2006	Luxembourg stock exchange	A1(M);AA(SP, FITCH)	Iberdrola, S.A.
Iberdrola Internacional BV	Dependent	NETHERLANDS	Repayment		Notes (EMTN)	17/02/06	0	2.44	Single 2006	Luxembourg stock exchange	A1(M);A+(SP)	Iberdrola, S.A.
Iberdrola Internacional BV	Dependent	NETHERLANDS	Issues	Others	Notes (ECP)		635,901,774	2.78	Single, with average to repayment of 55.18 days	Not listed	P1(M); A-1(S&P), F1(FITCH)	Iberdrola, S.A.
Iberdrola, S.A.		SPAIN	Issues	Others	Promissory notes (prog.)		781,050,000	2.98	Single, with average to repayment of 172.40 days	AIAF market	No rating	
Iberdrola, S.A. (Iberduero May 57)		SPAIN	Repayment	ES0244580116	Simple bonds	02/01/06	82,337	6.75	Annual until 2007	Spanish Stock Exchange	No rating	
Iberdrola, S.A. (Iberduero Apr 58)		SPAIN	Repayment	ES0244580124	Simple bonds	02/01/06	174,891	6.75	Annual until 2008	Spanish Stock Exchange	No rating	
Iberdrola, S.A. (May 93)		SPAIN	Repayment	ES0244580504	Simple bonds	24/05/06	0	11.20	50% 24/05/05 and 50% 24/05/06 (reduction in nominal amt)	AIAF	No rating	

Issue, redemption or repayment of debentures whose issue or placement has not required registration of a brochure with a competent authority (24) in the European Union												
			Characteristics of the issue, redemption or repayment of debentures									
Issuing entity	*Relationship (29)*	*Country of domicile*	*Operation (27)*	*. ISIN Code (30)*	*Type of securities*	*Date of issue/redemption*	*Outstanding balance*	*Interest rate*	*Redemption and mode of repayment*	*Market(s) where listed*	*Credit rating*	*Collateral posted (31)*

X.2.) THIRD-PARTY ISSUES UNDERWRITTEN BY THE GROUP

(This section is to include individualised information on each issue, redemption or repayment of debentures since the beginning of the financial year underwritten by the company obliged to publish periodic information, or by any entity within the scope of consolidation with it, in relation to issues or placements not included in section X.1.) above, indicating for each the information detailed in the boxes below. The guarantee was given by an associated company or any other entity within the scope of consolidation other than the dominant company, dependent or multigroup companies, this information will only be included in the event that the exercise of the guarantee might have a material effect (32) on the consolidated financial statements. Share issues or placements in the money market (25) may be aggregated (26) by type of operation (27), as may issues by a single entity, within a single country, provided they are of similar characteristics. In the case of issues, redemptions or repayments that take place through a "special purpose entity" (28), this fact must be expressly stated).

Issuing entity	*Relationship (29)*	*Country of domicile*	*Characteristics of the issue, redemption or repayment of debentures*									
			Operation (27)	*ISIN Code (30)*	*Type of securities*	*Date of issue/redemption*	*Outstanding balance*	*Interest rate*	*Redemption and mode of repayment*	*Market(s) where listed*	*Credit rating*	*Collateral posted (31)*

XI. DIVIDENDS DISTRIBUTED DURING THE PERIOD:

(a note is to be made of the dividends effectively paid since the start of the financial year).

		% of nominal	Euros per share (x.xx)	Amount (Thousands of euros)
1. Ordinary shares	3100	12.2	0.37	330,828
2. Preference shares	3110			
3. Redeemable shares	3115			
4. Non-voting shares	3120			

Additional information on the distribution of dividends (interim dividend, supplementary dividend, etc.)

Included in annex on following sheet (G-11b)

XII. SIGNIFICANT EVENTS (*)

			YES	NO
1.	Purchases or transfers of shares in the capital of companies listed on the Stock Exchange giving rise to the obligation to report pursuant to the Stock Market Act s. 53 (5% and multiples thereof)	3200	X	
2.	Purchases of treasury shares giving rise to the obligation to inform pursuant to Supplementary Provision 1 of the Stock Market Act (1%)	3210		X
3.	Other significant increases or reductions of fixed assets (stakes of over 10% in unlisted companies, significant investments in or divestments of fixed assets, etc)	3220	X	
4.	Increases or reductions of the share capital or nominal value of shares.	3230		X
5.	Issues, redemptions or repayments of debentures.	3240	X	
6.	Changes of Directors or of the Board of Directors.	3250	X	
7.	Modifications of the Articles of Association	3260	X	
8.	Transformations, mergers or demergers.	3270		X
9.	Changes in the institutional regulations of the sector with a material effect on the Company or Group's economic or financial position.	3280	X	
10.	Law suits or proceedings that may have a significant effect on the asset situation of the company or group.	3290		X
11.	Bankruptcy proceedings, bankruptcy protection, etc.	3310		X
12.	Special agreements limiting, assigning or waiving, in whole or in part, financial, voting or representation rights vested in the company's shares.	3320		X
13.	Strategic alliances with national or international groups (exchanges of packages of shares, etc.)	3330		X
14.	Other significant events.	3340	X	

(*) Mark the relevant box with an "X", including, if applicable explanations, in an annex, together with the date of notification of the CNMV and SRBV.

Additional information on the distribution of dividends (interim dividend, supplementary dividend, etc.)

- On 2 January 2006 an interim dividend of 0.367 euros per share was paid from the profits from 2005.

XIII. ANNEX EXPLAINING SIGNIFICANT EVENTS

- In annex.

XIV. RELATED-PARTY TRANSACTIONS (34)

In relation to the information to be included in this section, the provisions of Order EHA/3050/2004 of 15 September 2004 regarding the reporting of related-party transactions(35) by companies issuing securities traded on an official secondary market shall apply, bearing in mind the instructions for the completion of the half-yearly report.

1. TRANSACTIONS WITH MAJOR SHAREHOLDERS IN THE COMPANY(36)

Code (37)	Description of the transaction(37)	A/I (38)	Curr./Prev. (39)	Amount (Thousands of euros)	Profit/loss(40) (Thousands of euros)	ST/LT (41)	Related Party(42)
019	Interest paid	Aggregate information	Current	64	0	s/t	BBK
020	Interest charged	Aggregate information	Current	95	0	s/t	BBK
022	Interest due but not collected	Aggregate information	Current	15	0	s/t	BBK
023	Dividends and other distributed earnings	Aggregate information	Previous	24,821	0	s/t	BBK
032	Other instruments that might imply a transfer of resources or obligations between the company and the related party	Aggregate information	Previous		0	s/t	BBK
032	Other instruments that might imply a transfer of resources or obligations between the company and the related party	Aggregate information	Previous	567	0	s/t	BBK
032	Other instruments that might imply a transfer of resources or obligations between the company and the related party	Aggregate information	Current	100,000	0	s/t	BBK
016	Financing agreements: loans	Aggregate information	Previous	501,294	0	l/t	BBVA
019	Interest paid	Aggregate information	Current	4,651	0	l/t	BBVA
019	Interest paid	Aggregate information	Current	373	0	s/t	BBVA
020	Interest charged	Aggregate information	Current	82	0	s/t	BBVA
020	Interest charged	Aggregate information	Current	145	0	l/t	BBVA
021	Interest due but not paid	Aggregate information	Current	-2,284	0	l/t	BBVA
022	Interest due but not collected	Aggregate information	Current	110	0	l/t	BBVA
022	Interest due but not collected	Aggregate information	Current	42	0	s/t	BBVA
023	Dividends and other distributed earnings	Aggregate information	Current	17,772	0	s/t	BBVA
024	Guarantees	Aggregate information	Previous	537,351	0	l/t	BBVA
024	Guarantees	Aggregate information	Current	55,549	0	l/t	BBVA
032	Other instruments that might imply a transfer of resources or obligations between the company and the related party	Aggregate information	Previous	950,707	0	l/t	BBVA
032	Other instruments that might imply a transfer of resources or obligations between the company and the related party	Aggregate information	Previous	-7,296	0	s/t	BBVA
032	Other instruments that might imply a transfer of resources or obligations between the company and the related party	Aggregate information	Current	92,000	0	s/t	BBVA
032	Other instruments that might imply a transfer of resources or obligations between the company and the related party	Aggregate information	Current	30,000	0	l/t	BBVA
032	Other instruments that might imply a transfer of resources or obligations between the company and the related party	Aggregate information	Current	41,964	0	s/t	BBVA
032	Other instruments that might imply a transfer of resources or obligations between the company and the related party	Aggregate information	Previous	4,308	0	s/t	BBVA
032	Other instruments that might imply a transfer of resources or obligations between the company and the related party	Aggregate information	Current	110,851	0	s/t	BBVA
032	Other instruments that might imply a transfer of resources or obligations between the company and the related party	Aggregate information	Previous	9,416	0	l/t	BBVA
032	Other instruments that might imply a transfer of resources or obligations between the company and the related party	Aggregate information	Current	459,000	0	s/t	BBVA
032	Other instruments that might imply a transfer of resources or obligations between the company and the related party	Aggregate information	Current	51,741	0	s/t	BBVA
032	Other instruments that might imply a transfer of resources or obligations between the company and the related party	Aggregate information	Current	151,600	0	s/t	BBVA
012	Financial leasing contracts	Aggregate information	Previous	1,796	0	l/t	BBVA
033	Other (specify)	Aggregate information	Current	569	0	s/t	BBK
033	Other (specify)	Aggregate information	Current	53	0	s/t	BBVA

Other aspects (43)

- In order to facilitate comprehension of the information supplied, a fuller description is given of the following operations:
- The amounts in rows 5,6,8,20,21,25 and 26 are the balances at the end of the period.
- The amounts in rows 7,28 and 29 relate to transactions in which the related party acted as an intermediary.
- The amounts in rows 17 and 18 are the balances committed at the end of the period.
- The transactions listed in rows 5 and 20 relate to current accounts.
- The transactions listed in rows 6 and 21 relate to deposits.
- The transactions listed in rows 7 and 29 relate to emissions of promissory notes.
- The transactions listed in rows 19 and 22 relate to emissions of debt derivatives.
- The transactions listed in rows 23 and 24 relate to exchange insurance.
- The transactions listed in rows 25 and 26 relate to emissions of portfolio and treasury stock derivatives.
- The transactions indicated in row 27 relate to the sale and purchase of foreign exchange.
- The transactions indicated in row 28 relate to the sale and purchase of shares.
- Rows 31 and 32 list the revenues from the supply of electricity and gas to major shareholders.

The transactions undertaken by Iberdrola, S.A. with its major shareholders during the first month of 2006 are the result of its normal business and took place under normal market conditions. It is not necessary to report them in order to give a true and fair view of the company's equity, finances or earnings position.

Financial instruments are contracted on the basis of competition between banks, choosing the most beneficial for the company at the time. Iberdrola's financial risk policy establishes a series of limits on contracting with a single financial institution in order to avoid an excessive concentration of risk. This maximum contracting limit, which also depends on the credit rating of the financial institution, applies to all financial institutions, including the company's major shareholders.

2. TRANSACTIONS WITH DIRECTORS AND MANAGERS OF THE COMPANY(36)

Code (37)	Description of the transaction(37)	A/I (38)	Curr./Prev. (39)	Amount (Thousands of euros)	Profit/loss(40) (Thousands of euros)	ST/LT (41)	Related Party(42)
016	Financing agreements: loans	Individual information	Previous	3,000	0	l/t	UNICAJA
018	Financing agreements: other (specify)	Individual information	Current	10,000	0	l/t	UNICAJA
021	Interest due but not paid	Aggregate information	Current	75	0	l/t	UNICAJA
024	Guarantees	Individual information	Current	6,794	0	l/t	UNICAJA
032	Other instruments that might imply a transfer of resources or obligations between the company and the related party	Aggregate information	Previous	1	0	s/t	UNICAJA
010	Receipt of services	Aggregate information	Previous	59	0	s/t	DAS
023	Dividends and other distributed earnings	Aggregate information	Current	5,636	0	s/t	Directors and managers
026	Compensation	Aggregate information	Previous	5,441	0	s/t	Directors and managers
026	Compensation	Aggregate information	Current	8,491	0	s/t	Directors and managers
027	Indemnities	Aggregate information	Previous	7,370	0	s/t	Directors and managers
027	Indemnities	Aggregate information	Current	4,071	0	s/t	Directors and managers
028	Contributions to pension schemes and life insurance	Aggregate information	Current	671	0	s/t	Directors and managers

Other aspects (43)

Rows 1 to 5 list transactions between Iberdrola, S.A. and Montes de Piedad y Caja de Ahorros de Ronda, Cádiz, Almeria, Málaga y Antequera (UNICAJA), of which the director Braulio Medel Cámara is president.

The transactions listed in row 5 concern current accounts.

Row 6 includes transactions under a contract for the provision of services for the development of energy businesses in Turkey with the Turkish company DAS Engineering & Energy Investments, Inc., in which a brother of the director Lucas Maria de Oriol López-Montenegro is a member of the board.

At all events, these are transactions within the normal business of the company, entered into under normal market conditions, which do not need to be reported in order to give a true and fair view of the company's equity, finances or earnings position.

Financial instruments are contracted on the basis of competition between banks, choosing the most beneficial for the company at the time. Iberdrola's financial risk policy establishes a series of limits on contracting with a single financial institution in order to avoid an excessive concentration of risk. This maximum contracting limit,

which also depends on the credit rating of the financial institution, applies to all financial institutions, including UNICAJA.

3. TRANSACTIONS BETWEEN PEOPLE, COMPANIES OR ENTITIES IN THE GROUP(36)

Code (37)	Description of the transaction(37)	A/I (38)	Curr./Prev. (39)	Amount (Thousands of euros)	Profit/loss(40) (Thousands of euros)	ST/LT(41)	Related parties (42)
020	Interest charged	Aggregate information	Current	41	0	s/t	BBK
021	Interest due but not paid	Aggregate information	Current	93	0	l/t	BBK
022	Interest due but not collected	Aggregate information	Current	3	0	s/t	BBK
032	Other instruments that might imply a transfer of resources or obligations between the company and the related party	Aggregate information	Previous	785	0	l/t	BBK
032	Other instruments that might imply a transfer of resources or obligations between the company and the related party	Aggregate information	Previous	-93	0	s/t	BBK
024	Guarantees	Aggregate information	Current	13,131	0	l/t	BBK
016	Financing agreements: loans	Aggregate information	Previous	386,044	0	l/t	BBVA
016	Financing agreements: loans	Aggregate information	Previous	16,602	0	s/t	BBVA
016	Financing agreements: loans	Individual information	Current	15,125	0	l/t	BBVA
018	Financing agreements: other (specify)	Individual information	Current	1,370	0	s/t	BBVA
019	Interest paid	Aggregate information	Current	300	0	s/t	BBVA
019	Interest paid	Aggregate information	Previous	50,221	0	l/t	BBVA
020	Interest charged	Aggregate information	Current	36	0	s/t	BBVA
020	Interest charged	Aggregate information	Current	1,801	0	l/t	BBVA
021	Interest due but not paid	Aggregate information	Current	5	0	s/t	BBVA
021	Interest due but not paid	Aggregate information	Current	10,759	0	l/t	BBVA
022	Interest due but not collected	Aggregate information	Current	0	0	s/t	BBVA
022	Interest due but not collected	Aggregate information	Current	1,668	0	l/t	BBVA
024	Guarantees	Aggregate information	Previous	177,402	0	l/t	BBVA
024	Guarantees	Aggregate information	Current	9,260	0	l/t	BBVA
032	Other instruments that might imply a transfer of resources or obligations between the company and the related party	Aggregate information	Previous	213,198	0	l/t	BBVA
032	Other instruments that might imply a transfer of resources or obligations between the company and the related party	Aggregate information	Current	86,610	0	s/t	BBVA
032	Other instruments that might imply a transfer of resources or obligations between the company and the related party	Aggregate information	Previous	8,806	0	s/t	BBVA
032	Other instruments that might imply a transfer of resources or obligations between the company and the related party	Aggregate information	Current	105,084	0	s/t	BBVA
032	Other instruments that might imply a transfer of resources or obligations between the company and the related party	Aggregate information	Previous	12,219	0	s/t	BBVA
032	Other instruments that might imply a transfer of resources or obligations between the company and the related party	Aggregate information	Current	157,000	0	s/t	BBVA
008	Sale of financial assets	Individual information	Current	2,840	0	l/t	BBK
010	Receipt of services	Aggregate information	Current	12	0	s/t	Desafío Español 2007
018	Financing agreements: other (specify)	Aggregate information	Current	6,942	0	s/t	Desafío Español 2007
001	Purchase of goods (finished and unfinished)	Aggregate information	Current	4,548	0	s/t	Grupo Amara
010	Receipt of services	Aggregate information	Current	2,821	0	s/t	Grupo Amara
002	Sale of goods (finished and unfinished)	Aggregate information	Current	571	0	s/t	Grupo Amara
009	Provision of services	Aggregate information	Current	100	0	s/t	Grupo Amara
010	Receipt of services	Aggregate information	Current	10,816	0	s/t	Grupo Gamesa
001	Purchase of goods (finished and unfinished)	Aggregate information	Current	84,992	0	s/t	Grupo Gamesa
009	Provision of services	Aggregate information	Current	871	0	s/t	Grupo Gamesa
033	Other (specify)	Aggregate information	Current	29	0	s/t	Desafío Español 2007
033	Other (specify)	Aggregate	Current	26	0	s/t	Grupo Amara

		information					
033	Other (specify)	Aggregate information	Current	46	0	s/t	Grupo Gamesa
016	Financing agreements: loans	Aggregate information	Previous	1,472	0	l/t	UNICAJA
019	Interest paid	Aggregate information	Current	26	0	l/t	UNICAJA
021	Interest due but not paid	Aggregate information	Current	0	0	l/t	UNICAJA
024	Guarantees	Individual information	Current	1,470	0	l/t	UNICAJA
032	Other instruments that might imply a transfer of resources or obligations between the company and the related party	Aggregate information	Previous	12	0	s/t	UNICAJA
026	Compensation	Aggregate information	Current	1,759	0	s/t	Directors and managers
028	Contributions to pension schemes and life insurance	Aggregate information	Current	7	0	s/t	Directors and managers

Other aspects (43)

The table above includes transactions between part-owned companies and major shareholders of Iberdrola, S.A. (rows 1 to 27). Intragroup operations are also listed (rows 28 to 29). Finally, transactions between part-owned companies and Montes de Piedad y Caja de Ahorros de Ronda, Cádiz, Almería, Málaga y Antequera (UNICAJA), of which the director Mr Braulio Medel Cámara is the president, are listed (rows 40 to 44), along with information regarding the compensation certain executives receive from these part-owned companies (rows 45 and 46).

In order to facilitate comprehension of the information supplied, a fuller description is given of the following operations:
- The amounts in rows 4,5,7,8,21,22 and 23 are the balances at the end of the period.
- The amounts in rows 6.19 and 20 are the balances committed at the end of the period.
- The amounts in rows 9 and 10 related to contracted operations.
- The transactions listed in rows 4 and 21 relate to emissions of debt derivatives.
- The transactions listed in rows 5, 23 and 44 relate to current accounts.
- The transactions listed in row 22 relate to deposits.
- The transactions listed in rows 24 and 25 relate to exchange insurance.
- The transactions indicated in row 26 relate to the sale and purchase of foreign exchange.
- Rows 37 to 39 list the revenues from the supply of electricity and gas to various part-owned companies.

The transactions listed here fall within the normal business of the company, were entered into under normal market conditions, and so do not need to be reported in order to give a true and fair view of the company's equity, finances and earnings.

Financial instruments are contracted on the basis of competition between banks, choosing the most beneficial for the company at the time. Iberdrola's financial risk policy establishes a series of limits on contracting with a single financial institution in order to avoid an excessive concentration of risk. This maximum contracting limit, which also depends on the credit rating of the financial institution, applies to all financial institutions, including the company's major shareholders and UNICAJA.

4. OTHER RELATED-PARTY TRANSACTIONS (36)

Code (37)	Description of the transaction(37)	A/I (38)	Curr./Prev. (39)	Amount (Thousands of euros)	Profit/loss(40) (Thousands of euros)	ST/LT(41)	Related parties (42)

Other aspects (43)

XV. SPECIAL AUDITORS' REPORT

(This section should be completed with the information corresponding to the 1st half of the financial year following the last audited annual period, and shall be applicable to all issuing companies that, pursuant to the provisions of the thirteenth section of the Ministerial Order of 18 January 1991, are obliged to present a special report from their account auditors, when in their report on the annual accounts of the preceding year, the auditors had refused to give an opinion, stated a negative opinion or expressed their reservations. In this report a note will be included to the effect that the half-yearly information referring to the special auditors' report is included as an annex, along with a copy of the information or declarations made by the directors of the company regarding the updated situation of the reservations made by the auditors in their report on the annual accounts for the preceding financial year, and pursuant to the applicable technical standards of auditing, was used as the basis for the preparation of the aforementioned special report).

INSTRUCTIONS FOR THE COMPLETION OF THE HALF-YEARLY REPORT (GENERAL)

- The numerical data required, unless the contrary is indicated, must be expressed in thousands of euros, without decimals, and balanced after rounding.

- Negative amounts should be shown with a minus sign (-) in front of the number concerned.

- Together with each item of data expressed in figures, unless stated otherwise, the figure for the same period of the preceding year must also be shown.

- Adopted international financial reporting standards (adopted IFRS) are understood to mean those adopted by the European Commission under the procedure established by Regulation 1606/2002 of the European Parliament and of the Council, 19 July 2002.

- The financial information contained in this model shall be completed in accordance with the accounting standards and principles for registration and valuation that are applicable to the institution when preparing its annual financial statements for the year to which the periodic public information presented here refers.
  In the case of financial years starting after 1 January 2007, companies other than credit institutions, which pursuant to the Code of Commerce are obliged to prepare consolidated annual accounts, and on the date of the end of the financial year have only issued fixed income securities traded on a stock exchange, and which have opted to continue applying the standards laid down in section three of title III of the first book of the Code of Commerce, and the regulations implementing them, provided they have not applied the adopted IFRS in previous years, shall present their consolidated periodic public information using the models included in sections IV and V referring to the national accounting standards in force in Spain.

- The information that is to be included under the heading of progress of the business should allow investors to reach a sufficiently well grounded opinion on the company's business and the profit or loss it obtained, financial situation and other essential details of the general progress of the company's business during the period covered by the interim report.

- Definitions:

  (1) Variation in the companies making up the consolidated group: this will include only those companies that, in relation to the consolidated annual accounts of the immediately preceding financial year, have been included or excluded from the process of consolidation.

  (2) The various headings making up the fixed assets will be presented net of accumulated depreciation and provisions.

  (3) Deferred expenses include the cost of formalising debt (cost of issue and modification of fixed income securities and the cost of formalising debt, including notary's fees, taxes, preparation of certificates, etc.), deferred interest on tradable securities (difference between redemption value and issue price of fixed income securities and other analogous liabilities) and the cost of deferred interest (difference between the redemption value and the amount received on in the case of debt other than that in the form of fixed income securities). Companies in the electricity sector must also include the accrual accounts typical of their sector under this heading.

  (4) Deferred income includes capital subsidies, positive exchange rate differences, income from deferred interest (interest incorporated in the nominal amount of loans given during normal business operations, which have to be entered against profit and loss in future financial years) and other income to be distributed over several years.

  (5) The share of long-term debts with a maturity of less than 12 months must be reclassified under the appropriate heading in short term payables.

  (6) The net turnover will include the price at which products are sold and services provided during ordinary business net of rebates and other discounts on sales, and of value added tax and other taxes directly related to the foregoing revenues.

  (7) The "Other income" heading covers income from other sources than operating the business, work done by the company to improve its assets (except capitalised interest and exchange rate differences) and operating subsidies (capital subsidies transferred to the period's earnings are not included).

(8) The following items are to be included under the heading of external and operating expenses:
- Work done by other companies, external services (leases, repairs, transport, insurance, power, etc.); taxes (excluding corporation tax) and other management expenses.
- The allocations to provisions for operating risks and liabilities (major repairs, etc.; excluding contributions to pensions and similar obligations, which are to be registered under staff costs).

(9) Other income and expenses will include the profit or loss of unit-holders other than unit-trust managers in operations regulated by articles 239 to 243 of the Code of Commerce and in other joint transactions of similar characteristics.

(10) The variation in working capital provisions will include allocations made during the period, net of surpluses and applications, intended for use to make value corrections in the case of reversible deterioration in the value of inventories, customer receivables and other receivables. It will also include losses due to definitive insolvency of customers and other debtors.

(11) Allocations to depreciation and financial provisions will include allocations made during the period, net of surpluses and applications, intended to be used to make value corrections in the case of reversible deterioration in the value of securities (except those corresponding to holdings in the share capital of group or associate companies), other tradable securities, and short and long-term non-commercial loans.

(12) Earnings from intangible assets, tangible assets and the control portfolio will include the profit or loss on the sale of tangible and intangible assets and on long-term holdings in the share capital of group, multigroup or associate companies, or their total or partial removal from the inventory, as a result of losses due to the irreversible deterioration of these assets.

(13) Variation in provisions for intangible and tangible assets and the control portfolio will include allocations made during the period, net of surplus and applications, intended for use correcting valuations due to reversible deterioration in the value of tangible and intangible assets, and long-term holdings in the share capital of group and associate companies.

(14) Earnings from transactions involving treasury stock and the company's own bonds will include the profit and loss resulting from the redemption of bonds or the transfer of securities and bonds issued by the company.

(15) Profit or loss brought forward will include earnings from previous years, which given their materiality, cannot be entered on the accounts according to their nature.

(16) Other extraordinary earnings will include:
- The value of capital subsidies transferred to the period's earnings.
- Extraordinary income and expenses whose value is significant, which are not considered periodic when assessing the future earnings of the company.

(17) The company's consolidated reserves will include both those corresponding to companies consolidated using the global or proportional integration and those that correspond to companies consolidated by the equity method.

(18) and (19) The earnings and conversion differences headings (which appear only during consolidation) include exchange rate differences arising from the conversion of consolidated companies' balances in foreign currency (whichever consolidation technique is used).

(20) Other reserves: under this heading will be included the revaluation reserves for tangible and intangible assets, and other reserves other than accrued earnings.

(21) Accrued earnings: under this heading will be included the earnings produced in the current financial year and those from previous financial years that have not been distributed to shareholders.

(22) Other non-current liabilities: under this heading will be included, among other items, liabilities for post-employment benefits due to employees or other long-term remuneration.

(23) Profit/loss after tax of discontinued operations (net): under this heading the figure, net of tax, corresponding to the following items will be presented:
(i) profit/loss after tax of discontinued operations, and
(ii) the profit after tax recognised by the valuation at fair value less cost of sale, or by sale or

disposal by other means, of assets or disposable groups of items constituting the discontinued operation.

(24) Competent authority of a member state of the European Union: the authority designated by the home member state, as defined in article 2.1.m. of Directive 2003/71/EC of the European Parliament and of the Council of 4 November 2003 on the prospectus to be published when securities are offered to the public or admitted to trading.

(25) Issues of securities in the money market: for the purposes of this Circular, these will be considered to be issues of securities that enjoy high liquidity, and at the same time that they are admitted for trading in an organised secondary market, whether official or not, that they are readily realisable securities and that their time to maturity is less than or equal to eighteen months.

(26) Aggregation of issues or placements: the total outstanding balance on the date of this periodic published information will be aggregated, giving averaged values in the case of the interest rate, maturity and credit rating, or other values, provided they are more significant.

(27) Transaction: one of the following keys will be entered, depending on the type of transaction: "E" for issues, "R" for redemptions, or "C" or cancellations.

(28) Special purpose vehicle: any type of entity, belonging or not to the group to which the entity obliged to present periodic public information, created to achieve a specific purpose which is clearly defined beforehand (for example, to undertake a financial leasing operation, research and development activities or asset securitisation), whatever its legal form. Such entities are commonly subject to legal conditions imposing strict, and sometimes permanent, limits on the powers of their governing bodies, directors or managers over the activities of the entity.

(29) Relationship (issues, redemptions or repayments of debentures): the type of relationship with the entity presenting the periodic public information will be stated: dominant company, dependent company, multigroup, associate, or any other entity that falls within the scope of consolidation.

(30) ISIN (International Securities Identification Numbering system): the relevant ISIN number is to be entered in those issues with which there is an associated ISIN code. Otherwise, "N/A" is to be entered.

(31) Guarantees given: the type of guarantee given is to be indicated, along with the entity giving it.

(32) Guarantee that might have a material effect on the financial statements: for the purposes of this information, it will be considered that the exercise of the guarantee may have a material effect when the omission or erroneous inclusion of the impact of execution of the guarantee in the information provided could, individually or on an aggregate basis, influence the financial decisions of users of this information.

(33) Relationship (third-party issues underwritten by the group): this is to include the type of relationship existing between the entity presenting the periodic public information or any entity included in the scope of consolidation, and the entity whose issue or placement has been underwritten, whatever it is. Where applicable, the relationship between the underwriting entity and the undertaken obliged to present periodic public information is to be stated.

(34) Related parties: one party is considered to be related to another or a group acting in concert when it exercises or has the possibility of exercising, directly or indirectly, or by virtue of pacts or agreements between shareholders, control over the other or a significant influence in the financial and operational decision-making of the other.
The existence of control is presumed when any of the situations arise envisaged in article 4 of Law 24/1988, 28 July 1988, on the Stock market.
Significant influence is understood to mean influence enabling one party exercising to influence the financial and operational decisions of the other party, even though the former does not control the latter. For the purposes of this circular, evidence of influence is deemed to exist, unless demonstrated otherwise, in each of the following cases:

a) representation on the board of directors or equivalent governing body of the part-owned entity;

b) participation in the processes whereby policies are set, including decisions on dividends and other distributions;

c) material transactions between the investor and the part-owned entity;

d) exchange of management staff; or

e) supply of essential technical information.

Without prejudice to the foregoing, when deciding whether significant influence may be deemed to exist, the cases envisaged in Directive 2002/87/EC, 16 December 2002, will be taken into account.

(35) Related-party transactions: Order EHA/3050/2004, of 15 September 2004, considers related-party transactions to include all transfers of resources, services or obligations between related parties, regardless of whether there is any form of consideration. It shall not be necessary to report transactions between companies or entities belonging to the same consolidated group, provided that they have been eliminated in the process of preparing the consolidated financial information and that their purpose and the conditions under which they take place are such that they fall within the scope of the usual business of the companies or entities concerned. Nor shall it be necessary to report operations that, while being a part of the company's ordinary business, are carried out under normal market conditions and are immaterial, understood to be those which do not need to be reported in order to give a true and fair view of the company's equity, finances and earnings.

(36) Information on related-party transactions is to be presented broken down under the headings established in section four of Order EHA/3050/2004, of 15 September 2004. For the purposes of section four letter C) of the aforementioned Order, only those transactions between related parties that affect the reporting entity or its group are to be reported.

(37) Code and description of the transaction: at all events, the following types of related-party transactions should be reported. The associated codes are given in the table below:

Code	Transaction
001	Purchase of goods (finished and unfinished)
002	Sale of goods (finished and unfinished)
003	Purchases of tangible assets
004	Purchases of intangible assets
005	Purchases of financial assets
006	Sale of tangible assets
007	Sale of intangible assets
008	Sale of financial assets
009	Provision of services
010	Receipt of services
011	Collaboration contracts
012	Financial leasing contracts
013	Operating lease contracts
014	Research and development transfers
015	Licence agreements
016	Financing agreements: loans
017	Financing agreements: provision of capital (whether in cash or kind)
018	Financing agreements: other (specify)
019	Interest paid
020	Interest charged
021	Interest due but not paid
022	Interest due but not collected
023	Dividends and other distributed earnings
024	Guarantees
025	Management contracts
026	Compensation
027	Indemnities
028	Contributions to pension schemes and life insurance
029	Payment for services in financial instruments in the company (stock option plans, convertible bonds, etc.)
030	Call option commitments
031	Put option commitments
032	Other instruments that might imply a transfer of resources or obligations between the company and the related party
033	Other (specify)

(38) Aggregate (A) or Individualised (I) information: the information to include in the table may be aggregated in the case of items with similar content: Nevertheless, individual information must be provided regarding those transactions that are significant in view of the sums involved or their relevance for the proper understanding of the periodically published information. As regards whether a transaction is considered significant in view of the sums involved or their relevance for the proper understanding of the financial statements, the provisions of the fifth section of Order EHA/3050/2004, 15 September 2004, on the reporting of related party transactions, shall apply.
Related-party transactions shall be considered to be significant due to the sums involved when they exceed the company's normal business and are significant from the standpoint of the parameters envisaged in Directive 2002/87/EC, 16 December 2002. At all events, for the purposes of this Circular, related-party transactions shall be considered significant on account of the sums involved when they need to be broken down in order for the financial information supplied to be properly understood.
Moreover, transactions shall be considered relevant for the proper understanding of the periodically published information when members of the board of directors of the company or any group company are involved, directly or indirectly, provided such transactions are not part of the normal business of the company and are not carried out under normal market conditions.

(39) Current (Curr.)/Previous(Prev.): period in which the transaction took place. Transactions taking place between the start of the current financial year and the date to which the periodic public information refers (Curr.) and those taking place before the start of the current financial year which have not yet expired (Prev.) must both be included.

(40) Profit/loss: the accrued profit or loss is understood as the difference between the book value and the price at which the transaction took place.

(41) Payment conditions and periods: if the information is presented in aggregate form it should be sorted by time remaining to maturity of the transaction, i.e. short term (s/t) or long term (l/t). If, on the other hand, the information is presented in individualised form, the time to maturity and the payment conditions of each specific transaction should be stated.

(42) Related party or parties: in the case of individualised information, the name of the related party involved in the transaction, whether an individual or company, must be stated. It will not be necessary to complete this field if the information is presented in aggregate form.

(43) Other aspects: in this section any information regarding pricing policies applied, guarantees given and received, or any other aspect of the transactions allowing them to be properly interpreted must be given. This is to include information about any transactions that have taken place under non-market conditions, and in the case of such transactions the profit or loss the reporting entity or its group would have registered if the transaction had taken place at market prices must be stated.


IBERDROLA

First half Results 2006

Quarterly report





NET PROFIT REACHES 817.8 MILLION EUROS FOR THE FIRST TIME IN A HALF-YEAR PERIOD

Wind Energy, International and Non-Energy Business, Drivers of Growth

Record production in a half-year period (43,701 GWh; +9.2%), while reducing CO_2 emissions by 11.1%.

- Wind energy and mini-hydroelectric production increases to 3,988 GWh (+14.9%). This includes 281 GWh in international wind energy production.
- In Spain, production from combined cycles increases by 18.1%.
- CO_2 emissions reduced by 18.4% in Spain, reaching 21,171 GWh of emissions-free production, 65% of the total generated.
- In Mexico and Brazil, production increases by 19.7% over 2005.

EBITDA up 20.0%, reaching 1,916 MM€

- Renewables and International business represent 33.2% of EBITDA, compared with 26.3% for same period in 2005.
    - The Wind Energy Business registers an EBITDA of 303.5 million euros (+60.0%).
    - EBITDA of International reaches 332.5 million euros (+44.1%).
- Domestic Energy business (ex-Renewables) increases its EBITDA 4.1% due to the growing contribution of the Gas business. Without this effect, it would have dropped 2.3%.
- The improved results in Commercial and Gas business compensates for the impact of RDL 3/2006 registered on Distribution business
- Non-energy business, source of recurring profits, grew at the EBITDA level 49.7% to 183.7 million euros.

International Growth in Renewables and Engineering:

- Renewables: Acquisitions in France, USA and China consolidates growth strategy.
- Engineering: 1,500 million euros of backlog, with developments in 20 countries.



Basic figures for the businesses

Operating Data		H1 2006	H1 2005	%
Net production	**GWh**	**43,701**	**40,022**	**9.2**
Gas combined cycle	GWh	17,645	14,763	19.5
Wind energy and Mini-hydroelectric	GWh	3,988	3,470	14.9
Hydroelectric	GWh	5,274	4,944	6.7
Nuclear	GWh	12,427	10,787	15.2
Fuel-oil	GWh	787	1,873	-58.0
Coal	GWh	2,629	3,246	-19.0
Cogeneration	GWh	951	939	1.3
Installed capacity	**MW**	**27,993**	**26,354**	**6.2**
Gas combined cycle	MW	6,897	6,097	13.1
Wind energy and Mini-hydroelectric	MW	4,004	3,280	22.1
Hydroelectric	MW	9,126	9,119	0.1
Nuclear	MW	3,344	3,335	0.3
Fuel-oil	MW	2,889	2,888	0.0
Coal	MW	1,253	1,247	0.5
Cogeneration	MW	480	388	23.7
Energy distributed	**GWh**	**63,396**	**61,576**	**3.0**
Customers - supply points under management	**No. (mil.)**	**18.0**	**17.5**	**3.4**
Employees	**No.**	**17,900**	**16,738**	**6.9**



Operating Data		H1 2006	H1 2005	%
Spain				
Net production	**GWh**	**32,681**	**30,813**	**6.1**
Gas combined cycle	GWh	7,379	6,248	18.1
Wind energy and Mini-hydroelectric [1]	GWh	3,988	3,470	14.9
Hydroelectric	GWh	4,756	4,470	6.4
Nuclear	GWh	12,427	10,787	15.2
Fuel-oil	GWh	787	1,873	-58.0
Coal	GWh	2,629	3,246	-19.0
Cogeneration	GWh	715	719	-0.6
Installed capacity	**MW**	**24,696**	**23,065**	**7.1**
Gas combined cycle	MW	4,000	3,200	25.0
Wind and Mini-hydroelectric [1]	MW	4,004	3,280	22.1
Hydroelectric	MW	8,819	8,820	0.0
Nuclear	MW	3,344	3,335	0.3
Fuel Oil	MW	2,889	2,888	0.0
Coal	MW	1,253	1,247	0.5
Cogeneration	MW	387	295	31.2
Energy distributed	**GWh**	**49,581**	**48,392**	**2.5**
Regulated market	GWh	37,092	28,707	29.2
Sales	GWh	12,489	19,685	-36.6
Gas supplies	**GWh**	**24,146**	**24,663**	**-2.1**
Users	GWh	8,600	11,190	-23.1
Gas combined cycle	GWh	15,546	13,472	15.4
Customers (managed supply points)	**No. (mil.)**	**9.75**	**9.66**	**0.9**
Latin America				
Production	**GWh**	**11,020**	**9,209**	**19.7**
Gas combined cycle	GWh	10,266	8,515	20.6
Hydroelectric	GWh	518	474	9.3
Cogeneration	GWh	236	220	7.3
Installed capacity	**MW**	**3,297**	**3,289**	**0.2**
Gas combined cycle	MW	2,897	2,897	-
Hydroelectric	MW	307	299	2.7
Cogeneration	MW	93	93	-
Energy distributed (under management)	**GWh**	**13,815**	**13,184**	**4.8**
Customers (managed supply points)	**No. (mil.)**	**8.3**	**7.8**	**6.4**

Note: Installed capacity, production, and number of employees according to consolidation criterion.

(1) Includes 308 MW international capacity with 281 GWh production.



Market data		H1 2006	H1 2005
Market capitalization (30/06)	Million€	24,279	19,672
Earnings per share (half-year)	€	0.91	0.72
Net operating cash flow per share (half-year)	€	1.3	1.2
PER	Times	17.6	16.4
Price/Book Value (Capitalisation to NBV at end of period)	Times	2.5	2.1

Economic/financial data

Income Statement		H1 2006	H1 2005
Net Sales	Million€	5,496.6	5,458.7
EBITDA	Million€	1,916.4	1,596.5
Earnings Before Interest and Tax (EBIT)	Million€	1,388.5	1,111.5
Net Profit	Million€	817.8	653.0
Net operating expenses / Gross margin	%	29.4	30.3

Balance Sheet		H1 2006	2005
Total assets	Million€	31,978	30,479
Shareholders' equity	Million€	9,795	9,415
Net financial debt (1)	Million€	13,605	12,211
ROE	%	15.8	15.4
Financial leverage (2)	%	58.1	56.5
Debt /equity ratio	Times	1.39	1.30

(1) Includes the amounts corresponding to the tariff insufficiency: 1,341 million euros at December 2005 and 353 million euros at June 2006.

(2) Net Debt/(Net Debt+Shareholder's equity). Includes financing of the tariff insufficiency. Without including this issue, leverage as at December 2005 would stand at 53.6% and at 54.9% in June 2006.



Highlights

- As at 30 June 2006, IBERDROLA achieved a new half-year record in Group production, which grew 9.2% to 43,701 GWh, driven by use of technologies more environmentally efficient. This high growth has been achieved while reducing CO_2 emissions by 11.1%. In Spain, the emissions were reduced by 18.4%, resulting in an emission-free production figure of 64.8% on a total of 32,681 GWh produced. It is also worth highlighting:

  - Wind production grew 16.2% to 3,663 GWh (281 GWh international). Special Regime production, including cogenerators contribution, represented 14.4%in Spain, similar level to the one achieved by hydroelectric production.

  - High availability of nuclear power plants, with an output increase of 15.2% compared to 2005.

  - Production from combined cycles increased in Spain by 18.1%, and by 20.6% in Latin America.

  - Significant reduction in production with the most pollutant energy sources, with a decline of 19% in production from coal and 58% from fuel oil.

- Net Operating Profit recorded a significant improvement both in gross terms (EBITDA +20.0%) and in net terms (EBIT +24.9%). Renewables, International and Non-Energy businesses, with strong growth in activity, were the engines of growth for the Group in the first half of 2006:

  - Domestic Energy business (ex-Renewables) increased its EBITDA by 4.1% due to the growing contribution from Gas, without which Gross Operating Profit would have dropped by 2.3%. In addition, results obtained by Commercial and Gas made it possible to reduce the impact on EBITDA of Royal Decree (RDL) 3/2006. On the other hand, it should be noted that IBERDROLA Distribution, SAU set up on 9 June 2006 operative actions aimed to minimize the effects of the Royal Decree mentioned above.

  - Renewables: EBITDA grew to 332.5 million euros, after a 16.2% increase in wind energy production.

  - International: 44.1% EBITDA growth, exceeding 332 million euros, due to good development of business in Mexico and Brazil. It emphasizes the 19.7% increase in production, due to improvements in efficiency and availability in generation, and a 4.8% increase in distributed energy. The positive development in the exchange rate for the currencies of reference in the period should also be mentioned.

  - Non-energy business, an important source of recurring profit, achieved EBITDA of 183.7 million euros, an increase of 49.7%. Engineering and Services (+61%)



represented the majority of growth in EBITDA for this area of business.

- Net Profit was 817.8 million euros, a growth of 25.2%, in line with EBIT and after application of an effective tax rate of 35%.

- IBERDROLA made new strides in its international expansion during the first half in Renewables and Engineering:

  - Renewables: acquisition of the French wind energy producer Perfect Wind (600 MW portfolio), the US producer Community Energy (2,200 MW portfolio), and an agreement in China with local authorities to obtain a 1,000 MW portfolio. All these operations consolidate the growth strategy by increasing the portfolio. In addition an agreement was concluded in China with Guanxi Guidong Electric (300 MW in hydroelectric generation and electricity transmission), for the acquisition of a 29% stake in such company.

  - Engineering: With a 1,500 million euros backlog. Iberdrola Ingeniería has presence now in 20 countries worldwide.

- Publication of Spanish NAP 2008-2012, which includes the following important points:

  - All efforts are now focused on the electricity sector, compared with other sectors.

  - Electricity companies represent the only sector which can internalize CO_2 costs.

  - Technological change is being favoured.

- As regards Regulation, in the first quarter of the year was published Royal-Decree 3/2006 modifying the matching regime in the wholesale market, as well as the new consideration of the emission allowances. Afterwards, beginning June, there were a number of developments on the regulatory front aimed at producing greater liberalization within the sector:

  - Recognition of tariff insufficiency corresponding 2005.

  - Elimination of CTCs and end of the transition period.

  - Start of contracting electrical energy by distributors in the Iberian forward market.



Development of the Strategic Plan

1. INVESTMENTS IN GENERATION

Installed capacity

During the first half of 2006 IBERDROLA put 202 MW of additional power on line in relation to what existed at December 2005, reaching 27,993 MW of total installed capacity. The new power put on line relates entirely to new wind energy and mini-hydroelectric facilities. Spain represents 88.2% of total installed capacity, with 24,696 MW.



Installed Capacity
Group Total (MW)
26,354
+6.2%
27,993
H1 2005
H1 2006

In comparative annual terms, the installed capacity at the end of the first half of 2006 is 6.2% higher than what existed at the end of the first half of 2005.

The following is a breakdown of the added amounts achieved in the last 12 months:

Additional capacity (MW)	MW	Facilities put on-line in the last 12 months
Combined cycle	800	Arcos III in Spain (400 MW Aceca in tests)
Wind and Mini-hydroelectric	724	New plants in Spain, Europe and Latin America
Cogeneration	92	New plants operating in Spain
Traditional generation	24	Recognized capacity increases
Total	1,640	

1.1 Spain

- Combined Cycle Plants

Installed capacity

The **total operating capacity** of IBERDROLA in Combined Cycle plants in Spain at the end of the first half of 2006 reached 4,000 MW (4,800 MW under management). Year-on-year the installed capacity in combined cycles in Spain at the end of June 2006 is 25% higher than for the same period in 2005. The increase in operational power relates to Arcos III, 800 MW.



Combined Cycles
Installed Capacity Spain (MW)
3,200 (*)
+25%
4,000
H1 2005
H1 2006
(*) 400 MW Aceca testing


IBERDROLA

Plants at test stage or under construction

The Escombreras Combined Cycle

IBERDROLA has started the testing period for its combined cycle new group at Escombreras (800 MW), in Cartagena (Murcia), where synchronisation with the electricity grid took place on 1 July. This IBERDROLA combined cycle is the ninth built by the Company in Spain since the 2002-2006 Strategic Plan was implemented.

Project	Capacity (MW)	Start of operations
Castellón A	800	2002
Castejón	400	2002
BBE	800	2003
Tarragona	400	2004
Santurce	400	2004
Arcos I and II	800	2004
Aceca	400	2005
Arcos III	800	2005
Total 2002-2005	4,800	2005
Escombreras	800	2006
Castellón B	800	2007
TOTAL '02-'07	6,400 (5,600 OWNED)	

It is forecasted that the Escombreras cycle will start commercial operation during the last quarter of this year. Construction of this new group at the Escombreras plant meant dismantling the old fuel oil-powered groups 1, 2 and 3, while maintaining groups 4 and 5 of 554 MW in operation.

- Wind Energy and Mini-hydroelectric

Installed capacity

At the end of the first half of 2006 IBERDROLA has **installed capacity** of 4,004 MW (3,672 MW of wind energy and 332 MW of mini-hydroelectric), which strengthens IBERDROLA as worldwide leader in this business. In the first half of this fiscal year 194 additional MW were installed (178 wind energy MW and 16 mini-hydro-electric MW). In comparative annual terms the installed capacity at the end of June 2006 is 22.1% higher than what existed at the end of June 2005.


Capacity (MW)
+724 MW
3,280
2,964
306
4,004
3,672
332
H1 2005
H1 2006
Wind
Mini-hydro

In this context, IBERDROLA envisions reaching 10,000 MW of installed power by 2011. With this aim, IBERDROLA has carried out a number of operations in the area of renewable energies outside Spain during the first half of 2006, which increases the project portfolio, now standing at 16,000 MW.



In respect to the **installed capacity per geographic area**, the wind generation park now includes wind farms in twelve Spanish communities and in four countries, Greece, Portugal, France, and Brazil. In addition to development in countries where it is already present, it has projects at an advanced stage of development in the UK, Italy, Poland, Germany, Mexico and the US. 92.3% of the installed capacity of IBERDROLA in renewable energy is located in Spain, with 3,696 MW. With regard to projects outside of Spain, IBERDROLA already has a total of 308 MW in operation. As a whole, 7.7% of the 4,004 MW of total installed capacity of IBERDROLA is located outside Spain. IBERDROLA has incorporated into its CORE (Renewables Operation Centre) its wind farms operating in France, Brazil and Portugal, and intends to include gradually all facilities abroad.

Additional capacity

The new capacity installed in Spain during the first half of 2006 reached 121.5 MW, as follows: Alarcón (15,8 MW), Luzón Norte (20 MW) and Escalón (14 MW) in Castilla - La Mancha; Los Campillos (34 MW), Tarayuela (20 MW) and Urbel del Castillo II (12 MW) in Castilla y León, and Igea-Cornago (6 MW) in La Rioja region.

International

New capacity entering operation during the first half of 2006 achieved 72.1 MW, represented by, among others:

- France (La Butte des Fraus, 12 MW).
- Completion of already existing plants in Brazil, Rio do Fogo, up to 49.3 MW and in Greece, Modi ext., up to 4.8 MW.

Project Portfolio

IBERDROLA already has a **project portfolio** totalling 16,000 MW at different stages of development, both in Spain and in other countries.

MW	Potential development	Validated resource	Grid connection rights & under construction
Spain	**8,446**	**5,254**	**2,081**
Wind	7,234	4,773	1,933
Mini-hydro	192	192	90
Other	1,020	288	58
International	**7,561**	**3,966**	**732**
Total	**16,007**	**9,219**	**2,813**

During the first half of the year several international operations were carried out which mean **additions to the IBERDROLA project portfolio**:

- **Acquisition of Community Energy in the USA**, located at Wayne (Pennsylvania), which has a project portfolio totalling 2,000 MW of wind energy in various locations on the country's east coast, at preliminary study stage and with high likelihood of receiving authorisation, to which 200 MW at an advanced development stage should be added. Community Energy Inc. leads green energy certificates trading in the north-east of the United States, by supplying close to 75,000 domestic consumers and 350 industrial and commercial customers.

USA



Acquisition of Community Energy
(Total portfolio: 2,200 MW)

- **Acquisition of French company Perfect Wind**, considered as one of the companies with the greatest potential for development in the wind energy sector in our neighbouring country, having a project portfolio of 600 MW, of which 10 MW comes from a wind farm now at test stage and 86 MW from projects in an advanced stage of development.

France



Acquisition of Perfect Wind
(Total portfolio: 600 MW)

- **Signing of Framework Agreement in China** with the district council of Bayannaoer, to study locations where at least 1,000 MW of wind energy output could be installed. Installation is subordinate both to results from wind measurements and to the approval of the regulatory framework in China, which must be stable and allow for the project's profitability.

China



Framework agreement

- In addition, IBERDROLA has reached an agreement with Guanxi Guidong Electric (300 MW in hydroelectric generation and electric transmission) for the acqusition of a 29% stake in the above mentioned company.

- New developments have been initiated in UK, France, Hungary and Estonia.

- Other Sources of Renewable Energy (other than wind energy)

Thermosolar Energy
In its portfolio IBERDROLA has a total of 13 projects for thermoelectric solar energy in Spain, adding up to 605 MW of installed capacity located in Sevilla, Ciudad Real, Madrid, Murcia, Badajoz, Zamora, Albacete, Soria, Teruel y Almeria.



Photovoltaic Energy
The priority is the development of an own portfolio in IBERDROLA combined cycle and nuclear plants. Currently IBERDROLA has an advanced portfolio of 30 MW in Spain.

Biomass
Development of biomass projects will be done on a very selective basis, always including guarantees that raw material will be supplied over the long term. IBERDROLA is intending to instal Spain's first timber biomass plant, which will be located in the municipality of Corduente (Guadalajara). IBERDROLA also has two other projects at an advanced stage which will bring the portfolio of the most advanced projects up to 25 MW.

Mini-Hydroelectric within Special Regime
IBERDROLA has a portfolio of 192 MW at national level and 100 MW at international level.

- Cogeneration

Operating capacity
IBERDROLA has operating capacity in co-generation plants in Spain of 387 attributable MW, equivalent to a total of 562 MW installed, from the 28 co-generation plants in which IBERDROLA has a stake. IBERDROLA has five liquid manure processing plants, of which the two located in Castilla y León are already in operation.

Capacity under construction
Since 2005, the liquid manure processing plants of Fonz and Monzón in Huesca and Fudepor in Murcia have been under construction, with an electrical capacity of 7.4 MW, 14.8 MW and 14.8 MW, respectively. They will be put into operation during 2006. Also, this June IBERDROLA and its partners began steps for construction of the bioethanol production plant at Barcial del Barco (Zamora). This plant will mean lower levels of CO_2 emission into the atmosphere, amounting to 110,000 tonnes annually.

1.2 Latin America

Mexico

IBERDROLA has consolidated its position as the top private electricity producer in Mexico. The Company already has installed capacity in Mexico of 2,696 MW, and is building another two combined cycle plants in that country: Altamira V with 1,121 MW, which will be put into operation in November 2006, and Tamazunchale with 1,135 MW, which will start operating in June 2007, the two biggest plants awarded up to now in Mexico.

Project	Capacity (MW)	Start of Operations
Enertek	120	100% operational
Monterrey	1,037	100% operational
Altamira IV	1,036	100% operational
La Laguna	500	100% operational
Altamira V	1,121	2006
Tamazunchale	1,135	2007
Total	4,949	

In the area of wind energy IBERDROLA is developing projects in the State of Oaxaca with total capacity of 150 MW.



Brazil

In Brazil, IBERDROLA has the hydroelectric plant of Itapebí, 450 MW (175 MW attributable to IBERDROLA) and the combined cycle of Termopernambuco with an installed capacity of 520 MW (203 MW attributable to IBERDROLA). In addition, IBERDROLA has six co-generation plants (93 MW) for private customers through its subsidiary Energyworks Brazil (100% IBERDROLA).

During the first quarter of the year, Neoenergia (39% IBERDROLA) was awarded concessions for building, maintaining, and operating the hydroelectric plant at Baguari and the mini-hydroelectric plants of Nova Aurora and Goiandira, which add up to a total of 188 MW of installed capacity.

In the field of wind energy, during this semester IBERDROLA has continued to put into operation the Rio do Fogo wind farm, a Clean Development Mechanism (CDM) project. Located in the state of Rio Grande do Norte (Brazil), this project totals 49.3 MW fully installed and at test stage.

1.3 Europe

Greece

In the field of wind energy, IBERDROLA has 193.3 MW on line and 44 MW under construction. IBERDROLA is a strategic partner of Rokas, the top developer and operator of wind farms in Greece, in which it has a 49.9% share. Also in Greece, IbeRenova will soon acquire 56 MW from Gamesa by an agreement signed for this purpose in July 2005.

Portugal

IBERDROLA has 18 MW in operation in Portugal, relating to the Catefica wind farm acquired from Gamesa. In addition, IBERDROLA has connection points for 150 MW that will enter into operation in the next two years.

Other Countries in European Union

IBERDROLA has various projects in other countries of the EU, mostly in the area of wind energy:

- In **Germany**, during 2006, 28 MW of wind energy will start operation at three wind farms which were the result of a purchase agreement with Gamesa. Two of these are already installed and the other one being tested. An additional 54 MW are being developed by IBERDROLA itself, and are at various stages of development.

- In **Poland**, IBERDROLA will have 58.5 MW of wind energy in operation at the end of 2006 and has 103 MW in its portfolio, to be developed in the coming years.

- In **France** IBERDROLA has 31.7 MW of wind energy in operation. The company has a strategic interest in the acquisition of rights and farms in an advanced stage of development, or in positioning itself as an investing partner for local developers. IBERDROLA has an agreement with the

German developer P&T Technology and its financial services subsidiary EECH AG for the purchase of farm development rights both in France (100 MW) and in Italy (200 MW). To these agreements must be added the projects acquired from Perfect Wind of 10 MW (at test stage) and 600 MW in portfolio, of which 86 MW relates to projects at an advanced stage. Furthermore, IBERDROLA has entered into an agreement with Total and OPT to develop wave energy projects and will start studying sites in France.

- In **Italy** IBERDROLA has an agreement with P&T, having the right to acquire 100 MW with an optional expansion of a further 100 MW. IBERDROLA will also acquire a total of 100 MW from Gamesa over the 2006-2009 period under the agreement signed in 2005.

- In the **United Kingdom** its own projects are being developed in the area of **wind energy** and, although they are in the initial phases, they could reach 145 MW.

Other Geographical Areas

In **Latvia**, IBERDROLA has been awarded the construction, as well as the operational supervision and maintenance during 12 years of a combined cycle plant of 420 MW of installed capacity in Riga (Latvia).

Trading

The Company is developing a major trading business in Europe, with operations in Austria, Belgium, France, Germany, the Netherlands, Portugal, Spain, Switzerland and Italy. In addition, IBERDROLA is participating in monthly and daily auctions carried out by the French electricity system operating company (RTE), which enables it to access interconnection with Italy. The Company aims to extend these energy buying and selling activities in the short term in Europe to other countries such as Poland, Greece and the United Kingdom.

2.- DISTRIBUTION

2.1 Spain

At of the end of the first six months of fiscal year 2006, IBERDROLA had 9.75 MM costumers in Spain, with total energy distributed on the grid totalling 49,581 GWh, a 2.5% increase over the same period the previous fiscal year.

2.2. Latin America

At of the close of the first six months of 2006, IBERDROLA has already exceeded a total of 8.3 million customers under management in the region, with energy distributed totalling 13,815 GWh, an increase of 4.8% over the same period in the previous fiscal year.



3. SUPPLY

3.1 Electricity

- Spanish business: eligible electricity customers

The energy sold on this market totalled 4,615 GWh, a decline of 69.5% from the same period in 2005, as a consequence of the P&L optimization policy.



Electricity sales in liberalised market (GWh)
15,114
-69.5%
4,615
H1 '05
H1 '06

3.2 Gas

Procurements

In the first half of 2006, IBERDROLA consolidated its position as Spain's second-largest gas supplier, providing 14% of total gas consumed. IBERDROLA also ended the half with a global supply portfolio of 16.25 bcm per annum, 7.35 bcm of which cover its supply requirements in Spain, with 8.90 bcm in Mexico and Brazil.

During the first half, the most significant gas procurements activities were the following:

- Receipt of the first cargo of natural gas at the Sagunto regasification plant, which has capacity to process 6 bcm per annum since its start-up of operations this past 1 April. The vessel Al Thakhira, from the Emirate of Qatar, unloaded 145,000 m^3 of LNG at the Saggas terminal, equivalent to 900 GWh of natural gas. IBERDROLA is the plant's largest shareholder, with a 30% interest.
- Receipt of the first cargo of liquefied natural gas (LNG), with capacity of 145,000 cubic meters, under the procurements contract signed with Nigeria LNG on 1 April 2002. The methane tanker vessel LNG Enugu unloaded at the Huelva regasification plant, where the Company has entered into the corresponding agreements for access to the gas networks. The amount transported is equivalent to 900 GWh of natural gas. This shipment falls within the agreement signed with Nigeria LNG for IBERDROLA's long-term acquisition of 10 bcm of LNG.
- Exports to France through the Larrau-Calahorra international gas pipelines and the new Euskadour pipeline. IBERDROLA has already accumulated 1,500 GWh exported in 2006. IBERDROLA was the first company to export gas through Euskadour since its start-up in June 2006.
- During the fiscal year, to optimize the flexibility of its gas basket, the Company has



developed various trading activities, the satisfactory economic results of which will be discussed below.

- In April, IBERDROLA successfully passed the inspetion of the Oil Products Strategic Reserves Company *Corporación de Reservas Estratégicas de Productos Petrolíferos*, or CORES with respect to minimum safety inventories of natural gas, maintaining 36.5 days compared to the 35 required by Spanish regulation.

Infrastructure

To guarantee the entry of LNG into the gas system, IBERDROLA signed the corresponding agreements for access to the networks and is promoting first-class infrastructures: in addition to the aforementioned Sagunto, it holds a 25% interest in the Bahía Bizkaia Gas (BBG) regasification plant, which has been operating since August 2003 at a capacity of 6 bcm per annum, and has received over 100 methane tankers.

It also holds 12% of the company Medgaz, which is promoting a direct submarine gas pipeline between Algeria and Spain, with capacity for 8 bcm per annum, and which was granted in 2005 as a priority project for the Government, having recently been subject to a favourable environmental impact report. IBERDROLA has already guaranteed the receipt of at least 1.6 bcm per annum of gas through this new pipeline, beginning in 2009.

Supply

Spain

In the first half of 2006, IBERDROLA consolidated its position as second-largest gas supplier in Spain. In the second quarter of 2006 the company announced it will distribute natural gas for the first time to five cities in the Community of Madrid, to which end it will invest € 30 MM in developing the necessary gas infrastructure, which will benefit over 35,000 homes.

Europe

In groundbreaking activities to deregulate the French market, IBERDROLA began supplying gas to industrial users in that country in 2005. At the same time, it has also become the first domestic company to export gas from Spain to France through the interconnection gas pipeline.

4. NON-ENERGY BUSINESSES

Iberdrola Inmobiliaria

IBERDROLA (through the holding company and its subsidiary Iberdrola Inmobiliaria) currently controls over 3.8 MM buildable square meters. At the close of the first half of 2006, IBERDROLA Inmobiliaria had 16 **residential developments**, representing 1,426 homes. In the first half of the fiscal year, 277 homes were sold. With regard to **non-residential projects**, construction of the AQUA MULTIESPACIO real estate development

(Valencia), with 83,000 square meters in constructed surface area, has been completed, and was inaugurated in May. This real estate business is being operated through Sociedad Oceanic Center, in which IBERDROLA holds a 50% stake. The building of the Landaben (Pamplona) Industrial Polygon also continues under construction.

Investments made to purchase land under public deed from 1/1/06 to 3/31/06 totalled € 95.7 MM. Investments totalling another € 119.5 MM were made in the second quarter, bringing accumulated investment in land purchases to € 215.3 MM during the period from January to June 2006. Investments made in development and other items related to land purchases totalled € 4.2 MM. Investments made in construction works totalled € 31.5 MM.

Likewise, the capital gains of several recurrent transactions have been included in the first half, worthmentioning those done with assets in Vicálvaro and Aguacate (Madrid area).

Iberdrola Ingeniería y Construcción

Iberdrola Ingeniería y Construcción is executing projects in over 20 countries and has offices in Mexico, Brazil, Russia, Qatar, Greece, Poland, United Kingdom, US, Venezuela, Tunisia, Latvia, Germany, Albania, Kenya, India, and Slovakia. The value of the backlog is € 1,500 MM.

- In the first half of the year, IBERINCO strengthened its overseas presence by been awarded with the reinforcing of the electricity grid of the state of Falcón, in Venezuela, for 80 million dollars; a new agreement with the mexican public electricity company (CFE) to reinforce the electricity grid in the state of Tamaulipas, for 63.6 million dollars; a project to modernize the control system of the main hydroelectric plants in Kenia, with a budget of 5.5 million euros and a contract for the supply of new tubular beams of optimized design for the four condensers of the units 3 and 4 of the Bohunice V2 nuclear plant in Slovakia, for an amount close to 11 million euros. IBERINCO has been recently awarded wit a 16.5 million euros contract in Bulgaria for building the Kozloduy-Plovdiv transmission lines.

With regard solely to the second quarter of the year, the most significant deals are the following:

- New international agreement for the supply of new tubular beams of optimized design, to the Bohunice Nuclear Plant V2 in Slovakia, for some € 11 MM.
- IBERINCO won an international competition for building the Fujairah electricity plant of 220 MW in the United Arab Emirates, for a total of 70 million euros, and is awaiting receipt of notification of award of both contracts.
- In Spain, we note the following as the most significant projects awarded: the construction


IBERDROLA

of 2 MW photovoltaic solar plants in Mohorte (Cuenca) for 12 million euros; a high-tension, 220 kV line from Celada to Hornillos to Grijota, for a total amount close to 4 million euros; the Hornillos 220/30 kV substation for 3.4 million euros; and phases III and IV of the Telefónica photovoltaic solar project totalling over 5 million euros.


Finland
Latvia
CCGT Riga
Russia
Poland
Germany
United Kingdom
Switzerland
Korea
USA
Spain
Algeria
Greece
Albania
Taiwan
Mexico
Qatar
Tunisia
Kenya
India
Venezuela
Brazil



5. OPTIMIZATION AND RATIONALIZATION OF FINANCIAL RESOURCES

Main Financial Transactions

Over the first half of 2006, the limit of the outstanding balance of the EMTN program was increased to 10 billion euros, from the previous 6 billion euros. As a result of this increase, which occurred in April, and the current favourable trend in this market, this instrument, along with the Commercial Paper programs, has become the Company's principal financing source, with seven issuances made.

Within this EMTN program, the following issuances were the most significant:

- 15 billion Japanese yen maturing in 2018, with option to extend to 2036.

- 200 million pounds sterling maturing in 2010.

- 300 million euros at 4 years.

Financial investments:

- **IBERDROLA increased its stake in Energías de Portugal (EDP) to 9.5%.** Last April 27 IBERDROLA reported it had increased its stake in Energias de Portugal, S.A. (EDP) from 5.7% to 9.5%. The purchase was made on the market for a total of € 332 MM. Given the guidelines of the National Energy Strategy, approved by the Portuguese Council of Ministers Resolution of 24 October 2005, IBERDROLA was prepared to concentrate its entire shareholder position in one of the two companies (EDP or Galp), depending upon the option considered most favourable for this new energy strategy by the Portuguese government. Once the decision was made to concentrate on EDP, IBERDROLA Portugal then communicated to the Portuguese government its willingness to sell the 4% it still holds in Galp, within the framework of the Portuguese government's partial privatization of that company.

- **IBERDROLA acquired an 11% stake in Gamesa from Corporación IBV.** Last 5 July, IBERDROLA closed the purchase of 11% of the capital of Gamesa from Corporación IBV, a holding company owned in equal parts by the Company and BBVA, in a deal involving an investment of € 222 MM. In this way, the Company has a 17% direct stake in Gamesa, reinforing its presence in one of the world's largest manufacturers of wind turbines.

7. REGULATION

National Allocation Plan

IBERDROLA considers as positive the draft of the 2008-2012 National Allocation Plan (NAP) for Emissions Rights, since it was able to combine the goals of protecting the industry and encouraging the renovation of the Spanish generation park. The NAP, presented by Environment Minister Cristina Narbona, leaves to the electricity sector a very significant part of the effort to reduce emissions, with a view to encouraging a renovation of the electricity generation park and the gradual replacement of



the most polluting and obsolete plants, as well as reducing greenhouse gas emissions in order to fulfil the Kyoto Protocol.

In this regard, the Spanish NAP is based on the idea that "Spain's future energy balance will be based on a greater contribution of clean and renewable energies, with growing participation by end customers in the context of a liberalized market, to ensure the rational and efficient use of energy and the large-scale introduction of technology, which will enable a significant increase in energy efficiency".

Thus, the document states that "in the supply structure, significant changes were noted with respect to the current situation, by significantly increasing the weight of natural gas and renewable energy." Specifically, the document accentuates the trend already noted in the first NAP, when it points out that production using coal will drop from 65,845 gigawatt hours (GWh) in 2007 to 47,778 GWh in 2011, while combined-cycle production will increase from 57,761 GWh to 74,701 GWh during the same period.

For IBERDROLA, the NAP proposed by the Government is in line with the signals for new investments - which can become the growth engine for the economy -, making it easier to achieve emissions reductions in Spain in areas where it is more possible, allowing the adaptation of other sectors with less capacity for reducing greenhouse gases, and guaranteeing the supply of electricity.

Summary table of emissions allocation (Millions of Tonnes):

	Allocation	Actual Emissions		Allocation 2008-2012		
	2005-2007	1990	2005	A. Average	a/1990%	a/05-07
Electricity Sector	85,400	61,610	101,240	54,694	-11.2%	-36.0%
Other	96,775	70,050	88,615	97,965	39.9%	1.2%
TOTAL	182,175	131,660	189,855	152,659	15.9%	-16.2%

Royal Decree 809/2006 of 30 June, increasing the tariff as of 1 July 2006 by 1.38%

Pursuant to Royal Decree 1556/2005 of 23 December setting the 2006 electricity tariff, the Government has made a review of the tariff as of 1 July 2006, including a recovery of the tariff insufficiency for fiscal year 2005, as well as its possible assignment to third parties.

This Royal Decree sets the average increase in the average or reference tariff at 1.38 percent, leaving it at 77.664 euros/MWh.

The breakdown of this increase is as follows:

- Residential: 0.8%
- Industrial: 6.0%

The Government regulates the purchase of energy by Distribution companies in the Iberian forward market.

In the second half of 2006, energy distributors must acquire 5% of energy sold to customers at the regulated tariff on the forward market managed by OMIP, pursuant to the Ministerial Order that, in fact, assumes the start-up of operations from 1 July of the Iberian Electricity Market [Mercado Ibérico de Electricidad, or Mibel].

The requirement to purchase energy on the forward market is set through the establishment of a specific number of futures contracts with physical delivery to be assumed by each distributor in the monthly auctions to be held the first and third Wednesdays of each month and in the quarterly auctions held on the third Wednesdays of each month.

Through this energy acquired on the forward market, distributors will be recognized with the realized cost resulting from applying to this energy the price of each auction corresponding to the negotiation session, in which it is required to participate; therefore, the electricity matched in this market will not be subject to the fixed price of 42.35 euros for contracts on the Spanish wholesale market.

Approval of Urgent Measures in the Energy Sector

Last 23 June the Council of Ministers approved a Royal Decree-Law of Urgent Measures in the Energy Sector, the provisions of which may be summarized as follows:

Electricity Sector

- Elimination of Costs of Transition to Competition (CTCs), because they are considered inefficient and unnecessary. They are considered inefficient because they distort prices, and unnecessary because of their high amortization level, as recently confirmed by the National Energy Commission.

- Incentives for the consumption of indigenous coal: For security of supply reasons, the Government is authorized to approve a system of premiums of up to a maximum of ten euros per MWh produced.

- Cogeneration: The need for electricity self-consumption in plants that use cogeneration has been eliminated, granting premiums not only for electricity surpluses, but also all for all cogenerated electricity. Furthermore, it allows all plants to receive a premium above the market price, while currently only plants of less than 10 MW receive a premium. Finally, it eliminates the remuneration range for these facilities, of between 80 and 90 percent of the reference tariff.

- Elimination of the limits imposed on the tariff methodology for reviewing the average or reference tariff (currently stipulated at +2 percent) and changes in supply and access tariffs (+0.6 percent of the average tariff). This ensures that revisions of average or reference tariffs can cover all costs, and, as with the 2006 tariff, it avoids having to elaborate them with an estimated deficit because of a methodology developed when oil had a stable price of 25 dollars per barrel, while it currently exceeds 70 dollars per barrel.

- Special Regime: With the aim of bringing remuneration for Special Regime generation facilities more closely into line with the actual evolution in the costs of such technologies, the new standard specifies that changes in



premiums and tariffs for Special Regime facilities will not be limited by the revision of the average tariff.

- Virtual capacity auctions: In order to have a mechanism enabling the possibility of bilateral contracts for specific groups of consumers, the contracting period resulting from virtual auctions, currently capped at 12 months, is being extended to cover medium and long term periods.

Gas sector

- Gas storage: the general chronological criterion is being replaced by a allocation system based on objective and transparent criteria, and specially in the percentage of sales from the previous year.

Royal Decree-Law 3/2006 modifying the regimen for matching energy on the wholesale market and reconsidering the value of emission rights

The Council of Ministers, in its meeting this past 24 February, approved a Royal Decree-Law modifying the regime for matching energy on the wholesale market and reconsidering the value of emission rights. The following are extracts of the main lines from the press release issued by the Ministry of Industry, Tourism, and Trade:

- "Its main provision is to require generation and distribution companies that belong to the same business group to make bilateral contracts among each other for the acquisition of energy produced by facilities under the ordinary regime."

- "Although the purchases and sales among these companies are made at a free price, during this year, and in a **provisional manner**, the National Energy Commission will only consider - for the purposes of settlement for such contracts - the average cost provided for in the 2006 price schedule for the energy generated under the ordinary regimen for the territory of mainland Spain, corresponding to **42.35 €/MWh**."

- "That rule also includes that the emission rights granted free of charge to companies by means of the National Emissions Allocation Plan will be taken into account."

- "The Government envisions that, with the rules approved, there will be a substantial decrease in the prices on the wholesale electricity market. In concrete terms, the estimates done by the Ministry of Industry, Tourism, and Commerce forecast that the measure of making it mandatory to make bilateral contracts among generation and distribution companies of the same business group will enable a reduction in the volume of transactions on the daily market ... which, without doubt, will have a direct effect on reducing the deficit."

- "With respect to discounting the value of the emission rights granted free of charge to the electricity generating companies by means of

IBERDROLA

the National Emissions Allocation Plan, forecasts indicate that, by virtue of an average price estimated at the end of 2005 to be 18 euros per ton, and given the fact that 78 million tons have been allocated free of charge, the value of these rights would be about 1,400 M€, which amount could be applied to reducing the tariff deficit, if there is one."

In addition, and as a result of the effects of the abovementioned Royal Decree-Law, IBERDROLA Distribución Eléctrica, S.A.U. modified its purchasing strategy in the pool on June 9 in order to preserve the integrity of the Company's assets (and its value for the shareholders), such that, from this day onwards, it is no longer submitting bids to buy energy at a price that, under the regulations in force, might result in an energy acquisition cost for the Company that will not be acknowledge by the National Energy Commission later on. The System Operator (REE) and the Market Operator (OMEL) were informed of this decision in order to ensure that, in the exercise of their duties and in line with the corresponding operating procedures, they would be able to adopt suitable measures to keep the electricity system and its various markets running smoothly at all times.

8. TARIFF INSUFFICIENCY

The Company has not recorded any tariff insufficiency for 2006, assuming that the applicable regulation provides for the mechanisms required to guarantee that such insufficiency would be recovered. The effect before taxes in the Income Statement of the Group is expected to come out at -353.2 million euros (35.01% of the insufficiency attributable to IBERDROLA) once deducted the amount of CO_2 allowances allocated according with the interpretation done of RD 3/2006 regarding this matter. In accounting terms, this has been recorded as an Account Receivable in the Balance Sheet.

Initial sector's tariff insufficiency (e)	1,993.9
Deduction CO_2 allowances Jan + Feb	-331.8
Deduction CO_2 allowances from March & onwards	-653.2
Final sector's tariff insufficiency (e)	**1,008.9**
IBERDROLA's share of tariff insufficiency -35,01% (e)	353.2

9. SHAREHOLDER COMPENSATION

IBERDROLA offers its shareholders the possibility to reinvest their dividend in shares

At the same time of the payment of the supplementary dividend corresponding to 2005, done past 3 July, IBERDROLA launched the Dividends Reinvestment Plan (DRP), which offers the opportunity to all of its shareholders to reinvest such dividend in shares of the Company.

Thus, IBERDROLA has become the first non -financial company in the IBEX-35 index in offering this investment possibility to its shareholders.

The success of the plan is shown in the numbers obtained when launched: It has been joined by more than 22,000 shareholders, of which 97% are physical persons, representing 7% of Total Share Capital.


IBERDROLA

Analysis of H1 2006

Energy Production

	GWh	vs. H1 2005		% Weight
Gas combined cycle	17,645	2,882	19.5%	40.4%
Wind energy and mini-hydroelectric	3,988	518	14.9%	9.1%
Wind farms	3,663	511	16.2%	-
Hydroelectric	5,274	330	6.7%	12.1%
Nuclear	12,427	1,640	15.2%	28.4%
Fuel-oil	787	-1,086	-58.0%	1.8%
Coal	2,629	-617	-19.0%	6.0%
Cogeneration	951	12	1.3%	2.2%
TOTAL NET PRODUCTION	**43,701**	**3,679**	**9.2%**	**100.0%**
ENERGY DISTRIBUTED	**63,396**		**3.0%**	

Energy Production in Spain

	GWh	vs. H1 05	% Weight
Gas combined cycle	7,379	18.1%	22.6%
Wind energy and mini-hydroelectric [1]	3,988	14.9%	12.2%
Wind farms	3,663	16.2%	-
Hydroelectric	4,756	6.4%	14.6%
Nuclear	12,427	15.2%	38.0%
Fuel-oil	787	-58.0%	2.4%
Coal	2,629	-19.0%	8.0%
Cogeneration	715	-0.6%	2.2%
TOTAL NET PRODUCTION	**32,681**	**6.1%**	**100.0%**
ENERGY DISTRIBUTED	**49,581**	**2.5%**	
HYDRO ELECTRIC RESERVE LEVELS AT 30/06/06		**51.3% (5,788 GWh)**	

Energy Production in Latin America

	GWh	vs. H1 2005	% Weight
Gas combined cycle	10,266	20.6%	93.2%
Hydroelectric	518	9.3%	4.7%
Cogeneration	236	7.3%	2.1%
TOTAL NET PRODUCTION	**11,020**	**19.7%**	**100.0%**
ENERGY DISTRIBUTED (managed)	**13,815**	**4.8%**	

(1) Includes 308 MW of international capacity with an output of 281 GWh.

1. PRODUCTION: SPAIN

Net Production of the Group in Spain rose 6.1% in the first half of 2006, reaching 32,681 GWh. It is worth mentioning the evolution of the Special Regime, which now accounts for 14.4% of total generation in Spain, close to the level for hydroelectric generation, thanks primarily to the 16.2% increase seen in wind generation. Combined cycle production is up 18.1%, representing 22.6% of the total output.

IBERDROLA has consolidated the position of its generation mix in Spain as the least polluting in the sector, after reducing emissions by 18.4%. The highlights of this period were as follows:

- The good availability of nuclear plants, up 15.2%, combined with an increase in hydroelectric production (+6.4%), despite the adverse operating conditions.
- Wind production is up 16.2%, and total renewable energies production increases by 14.9%. Special Regime, including cogeneration, now accounts for 14.4% of the generation mix, the same level as hydroelectric. In addition, international wind production rose to 281 GWh over the quarter.
- Combined cycle production is up 18.1% to 7,379 GWh, representing 22.6% of the company's generation mix in Spain and the technology making the second biggest contribution to the total mix after nuclear, which accounts for 38.0%.
- The significant reduction in production based on the most polluting energy sources, further to efforts launched over the first quarter of the year, has been consolidated, with coal production down -19% and fuel-oil down -58%.

Emissions were reduced by 18.4% over the first half of 2006 to 189 gr/KWh, a very significant figure given the low level of hydroelectric production. The percentage of emission-free production rose to 64.8%, up from 60.8% over the first half of 2005.


CO_2 emissions
(gr./kWh)
231
-18.4%
189
H1 2005
H1 2006

IBERDROLA obtained a market share in the wholesale market of 25.5% in the first half of 2006.

Comparatively speaking, energy production can be broken down as follows:

	H1 2006	H1 2005
Gas combined cycle	22.6%	20.3%
Renewable energy	12.2%	11.3%
Hydroelectric	14.6%	14.5%
Nuclear	38.0%	35.0%
Fuel-oil	2.4%	6.1%
Coal	8.0%	10.5%
Cogeneration	2.2%	2.3%
Total	100%	100%



The changes recorded in CO_2 emissions were as follows.

	Million tons	Average price
Rights allocated	6.3 (*)	22.35
Rights consumed	6.5	23.32

(*) Approximate figure for comparison purposes, as allocation of allowances are made on a yearly basis and are managed over a three year period.

2. PRODUCTION: LATIN AMERICA

In Latin America, total production is up 19.7% to 11,020 GWh, with this strong growth driven by the new investments made in combined cycle plants, representing 93% of the total.

	Production	Change
Mexico (combined cycles)	9,495	22.6%
South America	1,525	4.1%
Combined cycles	771	0.0%
Hydroelectric	518	9.3%
Cogeneration	236	7.3%
Total	11,020	19.7%

The growth recorded in this region reflects firstly the greater availability of the Mexican plants in Monterrey (1,040 MW), Altamira (1,036 MW), Enertek (120 MW), and La Laguna (500 MW), running at full capacity, with production up 22.6%, and, secondly, the Termopernambuco plant in Brazil, where production has remained stable. Hydroelectric energy is up 9.3%.

3. MARKET: SPAIN

In the domestic market IBERDROLA's total demand measured on the grid rose 2.5% to 49,581 GWh, while the number of customers is up to 9.75 million.


Commercial: 25%
Tariff: 75%

4. MARKET: LATIN AMERICA

Changes in demand for IBERDROLA's three distribution companies in Brazil are presented in the following table:

Energy distributed (GWh) (under management)	H12006	vs. 2005
Coelba	5,981	5.8%
Cosern	1,792	5.0%
Celpe	4,290	2.8%
Total	12,063	4.6%



Analysis of results for the period
(Unaudited)

The most notable aspects of the results for H1 2006 are as follows:

Million euros	Jan-Jun 2006	vs. 2005
NET SALES	5,496.6	+0.7%
GROSS MARGIN	2,845.8	+21.9%
EBITDA	1,916.4	+20.0%
EBIT	1,388.5	+24.9%
NET PROFIT	817.7	+25.2%

1. NET SALES

The Group's Net Sales came to 5,496.6 million euros over the first half of 2006, up 0.7% on the same period in 2005.


International: 20.6%
Non-energy: 13.7%
National energy: 65.7%

The domestic energy business saw its Net Sales fall -11.1%, primarily due to the low level of sales in the Supply business, the eliminations in consolidation figures due to the existence of a bilateral agreement between Generation and Supply (-268.6 million euros) and the impacts of Royal Decree-Law 3/2006.

However, in the renewable energy business, Net Sales is up 57.1% and International business is up 36.7%. In relation to Non-energy business, its Net Sales has seen an increase of 32.3%, with strong growth in the Engineering business.

Domestic Energy	3,610.9	-11.3%
International	1,134.6	+36.7%
Non-energy	751.0	+32.3

With regard to the estimated tariff insufficiency for the first six months of 2006 at sector level, and after discounting the value of emission allowances consumed, the estimated insufficiency for H1 2006 could reach a figure close to 1,009 million euros.

In accordance with Royal Decree-Law 5/2005 of 11 March, the provisional percentage of financing for the tariff insufficiency corresponding to IBERDROLA is 35.01%, representing a deviation of 353 million euros.

According to the interpretation of Royal Decree-Law 3/2006, the figure given above for the sector's tariff insufficiency includes 985 million euros corresponding to the value of the emission rights allocated under the National Allocation Plan and consumed over the period, based on the following criteria:

- For January and February "any eventual negative balances in the settlement of the 2006 tariff will be deducted."


IBERDROLA

- For subsequent months, "remuneration for the electrical energy production business ... will be reduced by an amount equivalent to the value of the greenhouse effect emission rights allocated ..."

On the other hand, the application of Royal Decree 3/2006 reduced revenues from the activity by -163.8 million euros accounted in the Distribution business. Its definitive impact will depend on the price ultimately recognized, given that Royal Decree 3/2006 sets as "provisional" the price of 42.35 euros/MWh, which has been applied as of 3 March: "**with respect to payment for activities regulated by the National Energy Commission, during 2006 the provisional price to be considered for distributors for energy acquired through the assimilation mechanism described in Section 1 will be the average cost provided for in the 2006 tariff for energy generated under the ordinary regime for mainland Spain, including the costs of ancilliary services and the capacity payment, representing 42.35 euros/MWh.**" Furthermore, another negative impact has been recorded for 43 million euros, based on differences between the actual cost and the standard cost in the Distribution business as a result of the bidding policy followed in the wholesale market since June 9th.

2. GROSS MARGIN

The consolidated gross margin came out at 2,845.8 million euros, up 21.9% on the same period in 2005. The 0.7% increase in Net Sales up to 5,496.6 million euros, already explained, is compensated by the 18% reduction in procurement costs, down to 2,496.5 million euros, which includes a negative impact of -154.3 million euros for the consumption of emission allowances.

The Renewable and International business lines account for 52% of the total 21.9% increase in the gross margin. In local currencies, this growth comes out at 19.1%.


Gross Margin by business
(MM€)
1,697.1
+8.9%
372.3
+57.1%
446.3
+40.2%
330.1
+49.7%
2,845.8
52% of
total growth
Domestic
Energy Business*
Wind
Internat.
Non
Energy
Gross
Margin
* Generation + Supply + Gas + Distribution

The following contrasting aspects can be highlighted regarding this change in the Gross Margin:

2.1 Domestic Energy Business

The Gross Margin rose to 2,069.4 million euros, up 15.2% on the same period in 2005.

The Domestic Energy business (excluding Renewables) is up 8.9%, while Renewables grew more than 57%.

Net Sales and Procurements changes have been influenced by various factors, highlighting:

- The application of Royal Decree 3/2006, with a negative impact due to the asimilation to bilateral agreements for -163.8 million euros, booked under the Distribution business.

- In addition, an impact from deviations of -43 million euros recorded on the Distribution business, reflecting differences between actual and standard costs.

- The negative impact for the cost of emission allowances consumed over the period, for -154.3 million euros recorded in Generation.

A flexible management approach has made it possible to compensate for the above mentioned impacts on the Distribution business, with its gross margin like-for-like down -207 million euros (directly linked to Royal Decree-Law 3/2006), with significant improvements in the Supply and Gas business (including IFC), up +192 million euros at the gross margin level. The positive trend registred in the Supply and Gas business has been achieved after reducing exposure to the Supply business and implementing a range of management efficiency improvements, while also reflecting a positive contribution by Gas Trading. These management improvements combined with the contribution by the Renewables business, accounting for 372.3 million euros of the gross margin, have paved the way for a 15.2% increase in the Domestic Energy business.

It is important to note that Generation currently sells energy directly to Supply under a bilateral contract, which constitutes an inter-company transaction. As such, in the Group-level accounts, the impact of purchases and sales under these contracts is eliminated, with the final impact on the Gross Margin coming out at zero, although they do have a significant effect at individual level for the various items.

2.2 International Business

The Gross Margin reached 446.3 million euros, up 40.2%, reflecting the good performance seen on the Group's businesses in the region, with a 19.7% increase in energy generated, showing a higher level of availability, and a 4.8% increase in energy distributed; as well as the positive evolution in the exchange rate for the region's reference currencies, namely the real in Brazil (+20.2%) and the US dollar, which affects Mexico (+5.1%).

2.3 Other Businesses

These businesses contributed 330.1 million euros to the total Gross Margin, representing an increase of 49.6%, driven primarily by **Engineering and Services**, with Corporación IBV, Other Services and Iberdrola Inmobiliaria making key contributions.

3. BASIC MARGIN

The Basic Margin over the period rose 19.2% to 2,859.0 million euros, as can be seen in the following table:



	H1 2006	H1 2005	Change %
GROSS MARGIN	2,845.8	2,334.7	21.9%
EMISSION ALLOWANCES	13.2	64.2	-79.4%
BASIC MARGIN	2,859.0	2,398.9	19.2%

The Basic Margin reflects 13.2 million euros in income for emission allowances granted to cogenerators. Further to Royal Decree-Law 3/2006 of 24 February, income from emission allowances granted has not been taken into consideration, with the exception of those received from this technology. The negative impact at March 2006 resulting from not factoring in income from emission rights allocated to the rest of generation comes out at -141.1 million euros, with this impact reflected in the Generation business. In 2005, prior to the application of this Royal Decree-Law, the total amount of any subsidies for emission allowances was considered to represent revenues.

Without the impact resulting from the application of Royal Decree-Law 3/2006 relative to emission allowances, the Basic Margin would have come out at 3,000.1 million euros (+25.1%)

4. EBITDA

Consolidated EBITDA is up 20.0% to 1,916.4 million euros. In addition to the Gross Margin evolution, already explained, it is important to analize the evolution of the Net Operating Expense:

- 8.4% increase in Personnel Expenses, basically linked to the increase in personnel costs in growing businesses such as Renewables, combined cycles, and Mexico. The traditional electricity business has seen a slight increase, rising 2.8%.

- 25.7% increase in External Services due to the higher level of activity in connection with the new combined cycle and renewable facilities, Latin America as well as Supply expenses. This also includes 29 million euros in costs for the second nuclear fuel cycle (Enresa), which had no equivalent in 2005.

In addition, there is a positive impact resulting from exchange rate differences (17 million euros) due to changes in currencies for the Latin American businesses. Like-for-like, Net Operating Expenses are up 13.1% (compared with the 18.3% reported), after deducting the impact of exchange rates and expenses for the second nuclear fuel cycle (Enresa).

Net operating expenses can be broken down as follows:

Million euros	H1 2006	vs. 2005
Net personnel expenses	**431.1**	**9.8%**
Personnel	515.1	8.4%
In-house work on fixed assets	-84	1.7%
Net External Services	**406.1**	**28.9%**
External Services	498.5	25.7%
Other operating revenues	-92.4	13.1%
TOTAL	837.2	18.3%




Net operating expenses
837.2
-29.0
-17.0
791.2
+18.3%
Net op exp Reported
2nd nuc fuel phase
Exch rate impact
Net op exp Recurrent

In addition, taxes are up 11.1% to 105.4 million euros, primarily factoring in taxes paid on the new facilities brought into service and the higher payments stemming from the increase in energy billed under tariff.

5. EBIT

EBIT rose to **1,388.5 million euros, up 24.9%** compared to the first half of 2005. Amortisation and Provisions are up 8.8% (42.9 million euros), way below the 20.0% growth achieved in EBITDA, offsetting the increase generated by the business operative as already outlined above, paving the way for an increase in EBIT almost five percentage points higher than the level recorded for EBITDA. This increase in Amortisation and Provisions is mainly due to:

- The 7.3% increase in Amortisation, up to 503.7 million euros. This increase is due to the new facilities brought into service since the end of the first half of 2005.

- Provisions are up 57.7% to 24,2 million euros, with 90% relating to activities in Spain and the remaining 10% to Latin America.

Million euros	H1 2006	H1 2005	Change %
Amortisation	503.7	470	+7.3%
Provisions	24.2	15	+57.7%
TOTAL	**527.9**	**485**	**+8.8%**

6. FINANCIAL RESULT

The **Financial Result** came to **-273.5 million euros, 39.5% higher** than in first half of 2005. This increase basically reflects the 26.1% increase in financial expenses, due to the impact of the tariff insufficiency over the period, causing a higher average balance of debt in relation to the first half 2005 of 1,978 million euros, as well as to the inclusion of a provision for the discount of the amount over the nominal value of potential debt to be securitised and the effect of the evolution of the exchange rates in the currencies from Latin America businesses.

Furthermore, financial revenues are up 9.3% to 170.3 million euros.

Million euros	H1 2006	H1 2005	Change %
Financial revenues	170.2	155.8	9.3
Financial expenses	(443.8)	(351.9)	26.1
TOTAL	(273.5)	(196.1)	39.5

The average financial cost of debt came out at 4.43% over the first half of 2006, compare to the 4.57% for the same period of 2005.

7. RESULTS OF COMPANIES CONSOLIDATED BY EQUITY METHOD

Results of companies consolidated using the equity method registered a reduction of 12.7 million euros to 12.5 million euros, with most of the result contributed by Other Businesses.

It can be broken down as follows:

Million euros	H1 2006	H1 2005	Change Mil. euros
Other Businesses	10.6	19.6	-9.1
Rest	1.9	5.6	-3.6
TOTAL	12.5	25.2	-12.7

The reduction in Other Businesses was due to companies withdrawn from the perimeter of consolidation, such as Cementos Portland, as well as the lower contribution made by Non-energy businesses.

8. NON-CURRENT ASSETS RESULTS

Recurrent income from Non-current Assets amounted 152.6 million euros, as a consequence of the sale of real estate assets, and included under recurrent business. IBERDROLA (through the holding company and its subsidiary Iberdrola Inmobiliaria) now controls more than 3,800 buildable square meters. In this way, of the capital gains in the semester for the sales done, 53 million euros came from Iberdrola Inmobiliaria assets and 100 million euros came from the holding company.


Non-recurrent results (Eur MM)
153
53
100
78
80
75
Land from Iberdrola Inmobiliaria
Land from IBERDROLA
2003
2004
2005
H1 2006

9. NET PROFIT

Pre-tax Earnings grew +32.5% to 1,280 million euros. The effective tax rate for the first half of 2006 came out at 35%, higher than the 31.7% recorded for the first six months of 2005.

Lastly, **Net Profit** rose to **817.7 million euros, up 25.2%** compared to the same period of 2005, in line with the 24.9% increase recorded in EBIT.

Results by business

1. DOMESTIC BUSINESS

1.1 Generation

a) Gross margin

The change in the Gross Margin over the first half of 2006 primarily reflects the 5.1% increase in production under the Ordinary Regime. Combined cycles production is up 18.1% and the most polluting technologies – fuel oil (-58%) and coal (-19%) – have strongly reduced their production levels, while both nuclear and hydroelectric production levels are up, rising +15.2% and +6.4% respectively.

Prior to analysing these results, it is important to note that the figures for the Generation business are influenced by the change followed in the internal financing contract (IFC) between this business and Supply. The results can be broken down as follows:

GENERA. Mil. eur.	H1 2006 (ex-IFC)	vs. 2005	CFI	H1 2006 (report.)	vs. 2005
Gross Margin	1,353.5	+18.7%	-119	1,234.5	+44.5%
Net Oper.exp.	238.8	+20.5%		238.8	+20.5%
EBITDA	1,091.9	+12.0%		972.9	+41.3%

In terms of reported accounts (without compensating the mentioned IFC), the Gross Margin for the Generation business is up 44.5%. Highlights:

- Net Sales on the **Generation** business up 47.0%, reflecting the abovementioned increase in production, in an environment of higher prices (16.2%). In addition, it is important to note that Generation currently sells energy to Supply on a direct basis, by using a bilateral contract.

Fuel Cost & CO_2

Eur/MWh	2006	2005	%
Avg. Fuel Cost*	40.7	32.3	+26.2%
CO_2 Cost (Eur/ton)	23.3	10.4	+124.0%

* Includes C. Cycles, Coal & Oil

- The average cost of fuel (without including nuclear) stands at 40.7 euros/MWh, close to the cap set under Royal Decree 3/2006. In this way, procurements are up 44.2%, almost 3 percentage points lower than the increase recorded in Net Sales, and well below their 79.5% increase at the end of March, with a mix focused on the least polluting technologies and a significant reduction in conventional thermal generation in a situation of high prices for oil-based products on the international markets. Keeping Procurements under control in this way has enabled the company to achieve an increase in its Gross Margin higher than that seen in Net Sales.

In addition to the cost of Procurements, a negative impact of 154.3 million euros has been recorded relative to the cost of emission allowances consumed. Factoring in revenues

for allowances granted to cogeneration plants, the net impact amounts 141.1 million euros.

	Mil. Tn	Average Price	Million euros
Rights allocated	6.3 (1)	22.35	141.1
Rights consumed	6.5	23.32	154.3 (2)

(1) Approximative calculation of the comparative effects, given that the allowances allocation are done on an annual basis, managed over a three year period.

(2) Including cost of reduction in consumption.

b) Operating Profit / EBIT

EBIT is up 55.4% compared to the previous year, reaching 777.6 million euros. At the EBITDA level (972.9 million euros) there is an increase of 41.3%. In addition to what has been said at Gross Margin, Net Operating Expenses rose 20.5% to 40.6 million euros as a result of various factors:

- External Services are up 21.3%, due to the combined cycle plants brought into service, with the capacity in operation up 42.9%. This item also includes 29 million euros in expenses for the second part of the nuclear fuel cycle (ENRESA), a situation without any equivalent over the first half of 2005.

- Personnel expenses showed a slight increase, rising 5.3%.

Net Operating Expenses can be broken down as follows:

Million euros	H1 2006	vs. 2005
Net personnel expenses	106.8	8.0%
Personnel	116.3	5.3%
In-house work on fixed assets	(9.5)	-17.4%
Net External Services	132.0	32.9%
External Services	162.6	21.3%
Other operating revenues	(30.6)	-11.8%
TOTAL	238.8	20.5%

Taxes are up 13.6% as a result of the new facilities brought into service.

1.2 Supply and Gas

a) Gross Margin

The first half of 2006 saw a significant reduction in the volumes of electricity sold, in line with the strategy of lower business exposure, dropping 69.5%. This reduction is reflected both in Net Sales, down -20.3%, and in Procurements, dropping -22.0%.

In this way, it has been achieved a significant improvement in the Gross Margin, with a positive contribution up to 43 million euros, compared with 17.9 million euros in the same period the previous year.

In the breakdown by business, it is important to highlight:

- Electricity: as mentioned in the section on Generation, the internal financing contract (IFC) has an impact on the results presented for the business. In this way, the Gross Margin for the business, factoring in the



impact of the internal financing contract, is up 126 million euros, thanks to the policy to scale down this activity over the last few months.



Electricity Supply
Gross Margin (Eur MM)
30.7
-286.1
-255.4
+167 MM
-10.0
-119.0
-129.1
Includes
Eur -30 MM
of one-offs
H1 2005
H1 2006
Reported in Supply & Gas
I.F.C.* reported in Gen. Spain

- Gas: optimization of the gas strategy have been completed in line with the flexibility of the contracts signed, increasing this business' contribution to the gross margin by 66.1 million euros, coming in at 53.2 million euros over the first half of 2006. Gas trading has also seen its contribution rise 40.6 million euros, with gas Supply up 25.5 million euros.



Supply + Gas
Gross Margin (Eur MM)
43.1
+140.8%
17.9
+30.7
-12.9
+53.1
-10.0
H1 2005
H1 2006
Elect. Supply
Gas

b) Operating Profit/EBIT

The policy to reduce exposure to the electricity business and the contribution of the gas business have paved the way for a positive contribution to EBITDA of 6.8 million euros, compared with the -51.7 million euros losses seen over the same period in the previous year.

In addition to the elements already presented in relation to the Gross Margin, the business significantly improved its efficiency following the restructuring carried out, reflected in a significant reduction in Operating Expenses, down 87.9 million euros (-47.4%), with Personnel Expenses down -42.1% and External Services down -54.9%, linked to the lower level of activity within the framework of a new more effective organization.

Net Operating Expenses can be broken down as follows:



Million euros	H1 2006	vs. 2005
Net personnel expenses	17.3	-45.3%
Personnel	18.3	-42.1%
In-house work on fixed assets	(1.0)	
Net External Services	13.0	-50.0%
External Services	20.4	-54.9%
Other operating revenues	(7.4)	-61.5%
TOTAL	30.3	-47.4%

In this way, the trend for negative contributions to EBIT on the Supply business has basically ended (-0.6 million euros), thanks also to the further reductions seen on Amortisation and Provisions as well as on Taxes:

- -76.5% reduction in Amortisation and Provisions
- -50.8% reduction in Taxes

- The key figures for this business are as follows:

SUPPLY (million euros)	H1 2006	vs. 2005
Net Sales	1,345.4	(20.3)
Gross Margin	43.0	140.2
EBITDA	6.8	N/A
EBIT	(0.6)	N/A

1.3 Renewables

a) Gross Margin

Over the first half of 2006, the Renewables business was affected by the following factors:

- Total installed capacity rose 22.1% (+724 MW), reflected in a significant increase in national and international wind production, up 16.2% to 3,663 GWh, with this growth achieved despite the low wind energy index seen over a few months of the first half. Total output using renewable energies (wind and mini-hydroelectric) is up 14.9%.

- In June 2006, 98% of the facilities were running under the market participation system. In the first half of 2005, a majority of the plants were still operating under the fixed remuneration system. In this way, prices are up 37%.

- Various changes have also been seen in the perimeter of consolidation, with the most significant including the full consolidation of Rokas, after IBERDROLA increased its stake in this company to 49.9%, and the inclusion of the Catefica wind farm in Portugal in the perimeter of consolidation.

- As such, the abovementioned increase in production, combined with the acceleration in growth achieved by transferring most of the facilities over to the market participation system, has enabled the company to increase its Gross Margin for this business by 57.1%, up to 372.3 million euros. International Renewables account for 5.5% of the total. The Gross Margin on Renewables now represents 23.2% of IBERDROLA's total generation activities in Spain.



b) Operating Profit/EBIT:
EBIT increased by 91.2 million euros (+74.2%) due to the following factors:

- EBITDA up 60.0%, in line with the increase in the Gross Margin and despite the +46.6% rise in Net Operating Expenses as a result of the new capacity brought on line. The EBITDA margin rose to 81.5%, compared with 80% over previous periods. In addition, the contribution of Renewables to total EBITDA has continued to trend up, rising to 15.8%.



EBITDA contribution
+8.6%
+11.9%
+15.8%
H1 '04
H1 '05
H1 '06

- EBIT is up 74.2% to 214.1 million euros, reflecting a 33.8% increase in Amortisation and Provisions, with 22.1% additional installed capacity brought online over the period.

- Net Operating Expenses can be broken down as follows:

Million euros	H1 2006	vs. 2005
Net personnel expenses	**12.6**	**90.9%**
Personnel	14.9	63.7%
In-house work on fixed assets	(2.3)	-8.0%
Net External Services	**52.8**	**38.9%**
External Services	57.7	45.3%
Other operating revenues	(4.9)	188.2%
TOTAL	**65.4**	**46.6%**

- The key operating figures for this business are as follows:

RENEWABLES (mil. euros)	H1 2006	vs. 2005
Net Sales	372.3	57.1
Gross Margin	372.3	57.1
EBITDA	303.5	60.0
EBIT	214.1	74.2

1.4 Distribution

a) Gross Margin
The Gross Margin on the Distribution business is down -39.3% as a result of the following factors:

- -163.8 million euros for the provisional negative impact resulting from the application of Royal Decree 3/2006 of February 24.

- Negative impact from deviations of -43 million euros resulting from differences between real and standard costs.

- Positive impact of 15 million euros reflecting the increase in retribution for regulated

activities in line with the tariffs plan (Royal Decree 1556/2005).

The recurrent Gross Margin, i.e. not factoring in the impact of Royal Decree-Law 3/2006 and excluding the effects of non-regulated activities over the first half of 2006, comes out at 627.9 million euros, up 0.4% compared with 2005, and in line with the increase in the retribution of the regulated business. Breakdown of the various effects is as follows:

MM€	H1 2006	%
Recurrent Gross Margin*	**627,9**	**+3,1%**
RDL 3/2006 impact	-163,8	n/a
Impact from deviations	-43,0	n/a
Reported Gross Margin	421,1	-30,9
Net Operating Expenses	-248,1	+1,7%
Recurrent EBITDA*	**329,4**	**+1,9%**
Reported EBITDA	122,6	-62,1%

(*) Excluding for 2005 non regulated business

b) Operating Profit/EBIT

EBITDA on Distribution is down -69.4%, reflecting the downturn on the Gross Margin combined with an 18.3% increase in Taxes, not offset by the efficiency improvements achieved on Net Operating Expenses, which are down 1.3%.

Nevertheless, recurring EBITDA, i.e. without factoring in the impact of Royal Decree-Law 3/2006, totalled 329.4 million euros, 1.9% lower than for the same period in 2005.

Net Operating Expenses can be broken down as follows:

Million euros	H1 2006	vs. 2005
Net personnel expenses	**106.2**	**12.4%**
Personnel	142.0	4.1%
In-house work on fixed assets	(35.8)	-14.6%
Net External Services	**141.9**	**-9.6%**
External Services	175.2	-10.9%
Other operating revenues	(33.3)	-16.3%
TOTAL	**248.1**	**-1.3%**

The improvement in efficiency achieved, reducing Net Operating Expenses by 1.3%, is primarily due to efforts to keep External Services under control, with these costs down 10.9%. Personnel costs were also kept under control, rising by only 4.1%, factoring in the costs resulting from the reduction in energy used and the additional cost for transferring part of the workforce from the Supply business.

Amortisation and Provisions are down 4.7% to 112.5 million euros, with the reduction in EBITDA some 27 percentage points lower than the level seen for EBIT, coming in at -96.4 %.

- The key operating figures for this business are as follows:

DISTRIBUTION (mil. euros)	H1 2006	vs. 2005
Net Sales	421.1	-39.6
Gross Margin	421.1	-39.3
EBITDA	122.6	-69.4
EBIT	10.1	-96.4



1.5 Corporation

This basically includes eliminations of inter-group expenses between the corporation and the different businesses

2. INTERNATIONAL BUSINESS

a) Gross Margin

Net Sales from **International** have increased 36.7% to reach 1,134.6 million euros. Mexico, with a 58.4% contribution, is the area that makes the greatest relative contribution, also displaying growth of 31.2% thanks to increases in production and plant availability. It is also notable that there has been an increase in Net Sales in Brazil by 45.2%, essentially resulting from an increase in demand and price adjustments, as well as a favourable change in the currency exchange rate with the Brazilian real in this period.

In International Business, the Gross Margin is up 40.2% (+128 million euros) to 446.3 million euros. The change in the overall Gross Margin for the Latin America region can be broken down as follows:

- Increase in the Gross Margin (functional currency): 62.7 million euros.
- Exchange rate effect: 65.3 million euros in total, mainly from the increase in value of the Brazilian currency in relation to the euro (+20.2%).

In **Mexico/Guatemala**, the Gross Margin amounted to 158.2 million euros (+29.8%). This increase is basically due to the full contribution to the results of the combined cycle of La Laguna (500 MW), as a result of its entry into operation at the end of the first quarter of the past fiscal year, and, secondly, the significative improvements in efficiency and availability of the combined cycle plants, totalling a 22.6% output increase in the area. In addition the dollar appreciated by 5.1%, which created an effect equivalent to 8.4 million euros.

In **Brazil**, the Gross Margin showed an improvement of 46.7% (reaching 288.1 million euros), thanks to: a greater contribution from distribution businesses arising from growth in demand (+4.6%) and tariff revisions and adjustments taking place in April each year and positively affecting the results of the first half of 2006 in relation to that of the past fiscal year. It is also noteworthy the revaluation of the real in relation to the euro (20.2%), with a positive effect of 57 million euros.

b) Operating Profit/EBIT

In International Business, EBIT increased 60.6% to 258.2 million euros, reflecting the increase in EBITDA (44.1%) and the smaller increase of amortisation recorded (+6.1%), which, although they rised, grew at a lower rate than the EBITDA mentioned.

With respect to the EBITDA, it registers growth of +34.9% in Mexico, mainly as the result of greater activity in Generation because of the increasing contribution from the La Laguna combined cycle, in operation since the end of the first quarter of 2005, and the improvement in efficiency and availability of the region's combined cycles. In South America there was a rise of +50.2% due to the change



already described in Gross Margin. Thus, total EBITDA growth in International Business comes out at 44.1%.

The EBITDA per region and business is broken down as follows:

• *Mexico-Guatemala*

Million euros	H1 2006	vs. 2005
Generation	93.7	46.9%
Distribution	30.3	7.8%
TOTAL	124.0	+34.9%

• *South America*

Million euros	H1 2006	vs. 2005
Generation	47.7	103.0%
Distribution	160.8	39.5%
TOTAL	208.5	+50.2%

- The change in Net Operating Expenses for the entire Latin America region can be broken down as follows:

Million euros	H1 2006	vs. 2005
Net personnel expenses	**41.4**	**28.6%**
Personnel	49.1	30.2%
In-house work on fixed assets	(7.7)	40.0%
Net External Services	**68.5**	**30.2%**
External Services	88.6	42.9%
Other operating income	(20.1)	113.8%
TOTAL	109.9	29.6%

The 29.6% increase in Net Operating Expenses was affected by the impact of the evolution in the exchange rate. Once this effect is deducted, this item grows by only 9.6%.

This can be broken down by region as follows:

Million euros	H1 2006	vs. 2005
Mexico/Guatemala	**34.0**	**13.7%**
Net Personnel Expenses	7.4	15.6%
Net External Services	26.6	13.2%
South America	**75.9**	**38.3%**
Net Personnel Expenses	34.0	31.8%
Net External Services	41.9	44.0%
TOTAL	109.9	29.6%

- Amortisation and Provisions are up 6.1%, primarily due to the effect of increased amortizations booked as a result of the Altamira and La Laguna combined cycles plants in Mexico and the Termopernambuco plant in Brazil entering into service and operating at full capacity.

The key operating figures for this business are as follows:

INTERNATIONAL (million euros)	H1 2006	vs. 2004 2005
Net Sales	1,134.6	36.7%
Gross Margin	446.3	40.2%
EBITDA	332.5	44.1%
EBIT	258.2	60.6%

3. NON-ENERGY BUSINESSES

a) Gross Margin

Net Sales from Non Energy Businesses grew 32.3% to 751.0 million euros, as an effect of activity in Engineering and Services and the contribution made by IBV, which grew in similar proportions, while Iberdrola Inmobiliaria showed growth in line with the seasonal nature of its business. Iberdrola Ingeniería y Construcción (Iberinco) contributed 221.4 million euros in Net Sales after doubling its contribution.


Net Sales Engineering (Eur MM)
2.2x
102.5
221.4
H1 2005
H1 2006

Gross Margin increased to 330.1 million euros, representing growth of 49.6%. The results can be broken down as follows:

Million €	H1 2006	H1 2005	Chan. MM
Engineering and Services	89.3	55.6	38.7
IBERDROLA Inmobiliaria	60.8	88.4	-27.6
IBV Corporation	84.4	68.2	16.2
Other services	95.6	8.4	87.2
TOTAL	330.1	220.6	109.5

The increase of 33.7 million euros in Engineering and Services was basically due to the margin recorded by Third Parties Services. The increase in Other Services derives from including business activities here that, up to the third quarter of 2005, were included in the Distribution business and which, since the end of fiscal year 2005, have been accounted following the criterion of the 2005 Legal Report.

b) Operating Profit / EBIT

The following table breaks down the EBITDA:

	H1 2006	H1 2005	% Chan.
EBITDA	183.7	122.7	49.7%
Real Estate	47.3	77.2	-38.7%
Engineering and Services	51.2	31.8	61.0%
IBV Corporation	16.4	10.6	54.7%
Other Services	68.8	3.1	N/A

- It is noteworthy the contribution made by Iberdrola Engineering and Services, where EBITDA reached 51.2 million euros, in line with the higher margins achieved, and growth in Net Operating Costs that was considerably below the figure recorded under Gross Margin.
- The contribution made by Other Services was 68.8 million euros, which was influenced by changes in the accounting criterion already referred to under Gross Margin.
- The contribution made by Real Estate was 47.3 million euros, which follows the seasonal trend visible under Gross Margin, to which



must be added growth in Net Operating Costs, particularly in relation to External Services linked to projects on the portfolio.

- IBV Corporation, which is consolidated by proportional consolidation according to IFRS, has contributed 16.4 million euros through its various industrial businesses.

The key operating figures for this business are as follows:

Million €	H1 2006	vs. 2005
NET SALES	751.0	32.3%
GROSS MARGIN	330.1	49.6%
EBITDA	183.7	49.7%
EBIT	149.6	38.4%

The main items for **Iberdrola Inmobiliaria** at the end of the first half of fiscal year 2006 are the following:

- **Iberdrola Inmobiliaria** business data:

PORTFOLIO OF BUILDABLE AREA RESIDENTIAL USE (m2)	
Total	**1,610,633**
Under construction	140,323
Under management	316,088
In planning	1,154,222

PORTFOLIO OF BUILDABLE AREA COMMERCIAL USE (m2)	
Total	**526,462**
Under construction	37,814
Under management	228,841
In planning	259,807

- **Iberdrola Inmobiliaria** balance sheet data:

	Million €
TOTAL ASSETS	1,658
INTANGIBLE FIXED AND INVESTMENT ASSETS	574
CURRENT ASSETS	1,020
SHAREHOLDERS' EQUITY	644
FINANCIAL DEBT	56

- **Iberdrola Inmobiliaria** income statement data:

	Million €	vs. 2005
NET SALES	136.9	-37.2%
GROSS MARGIN	60.8	-31.2%
EBITDA	47.3	-38.7%
EBIT	44.7	-40.7%
Non Current Assets	42.7	N/A
NET PROFIT	58.6	+36.6%



Balance Sheet

January - June 2005

	Million euros	vs. Dec. 2005
TOTAL ASSETS	32,013	5.0%
TANGIBLE & INTANG. FIXED ASSETS	21,533	0.9%
LONG-TERM INVESTMENTS	2,025	24.2%
SHAREHOLDERS' EQUITY	9,795	4.0%
NET DEBT	13,605	11.4%

The balance sheet of Iberdrola at June 30, 2006, presents Total Assets of 32,013 million euros. It is worth highlighting the maintenance of its strong capital position even taking into account the investments made in the period (1,153 million euros). The leverage ratio in June 2006 was 54.9% (58.1% if taking into account the financing of the tariff insufficiency). In December 2005, leverage ratio was 53.6% (56.5% if taking into account the financing of the tariff insufficiency). Tariff insufficiency corresponding to Iberdrola added up 1,694 million euros by June 2006, with 1,341 million euros already recognized for 2005.

Analysis of the Balance Sheet

1. FIXED ASSETS

Total investment in the period from January to June 2006 amounted to 1,153 million euros, broken down as follows:

	Jan-Jun 2006	%
Spain	570	49.5%
Generation	176	
Renewables	98	
Distribution	209	
Other	87	
Mexico	116	10.1%
Generation	110	
Distribution	6	
South America	72	6.2%
Generation	6	
Distribution	66	
International: other	395	34.2%
TOTAL	1,153	100.0


Investments (Jan - Jun 2006)
Generation: 68.0%
Distribution: 24.5%
Others: 7.5%

With respect to investments in Spain, those made on production activities stand out, totalling 274 million euros, broken down as follows:

- 176 million euros on the Generation Business.
- 98 million euros on the Renewables business.

Investments in Mexico were mainly focused to both the combined cycles of Tamazunchale and Altamira V and VI, with 76 million and 14 million euros respectively. In Brazil investments have primarily been made in distribution, mostly financed through funds generated in Brazil.

Under the heading "International: Other", and totalling 395 million euros, the following investments are included:

- **Stake increase in the share capital of Energías de Portugal (EDP) up to 9.5%.** Past April 27th Iberdrola raised its stake in Energías de Portugal, S.A. (EDP) from 5.7% to 9.5%. The acquisitions were made in the market amounting 332 MM euros.

- **Renewables outside of Spain** (63 MM euros), basically for the projects in the United States, Brazil and France.

2. SHARE CAPITAL

Share Capital as of June 30, 2006 was comprised of **901,549,181 bearer shares** with a par value of 3 euros each.

The General Shareholders' Meeting held last 30 March approved the distribution of a total dividend of 0.885 euros per share charged against fiscal year 2005, representing an increase of 15.2% per share over the dividend paid in 2005. This ratified the commitment assumed by IBERDROLA to increase remuneration to shareholders in line with the growth in Net Profit.

On 2 January 2006 an interim dividend was paid against fiscal year 2005 in the amount of 0.367 euros per share, and on 3 July 2006 a supplementary dividend of 0.518 euro per share was paid.

3. FINANCIAL DEBT

Net financial debt amounted to 11,911 million euros at the end of June, and the financial leverage stood at 54.9%. If it is taken into account the financing of the tariff insuficiency, which at June 2006 amounted, in the case of Iberdrola, 1,694 million euros (1,341 million euros already recognized for 2005 and 353 million euros for the period corresponding from January to June of 2006), net financial debt would be of 13,605 million euros and the leverage would stand at 58.1%

Average cost of debt was situated at 4.43% in June 2006, 14 basis points lower than the one registered in June 2005, despite the upward trend in interest rates.

The debt structure can be broken down by currency and interest rate as follows:

	June 2006	June 2005
Euro	86.3%	86.1%
Dollar	8.6%	8.4%
Real	4.7%	5,1%
Other currencies	0.4%	0.4%
Fixed Rate	57.4%	58.2%
Capped	11.2%	12.0%
Floating Rate	31.4%	29.8%

In line with the policy to minimise financial risks on debt, foreign currency risks have continued to be mitigated through the financing of investments in Latin America in local currencies (the real, in the case of Brazil) or in their functional currencies (the dollar, in the case of Mexico).

The debt structure per company is shown in the following table:

	June 2006	June 2005
IBERDROLA, S.A.	85.3%	83.9%
Mexico	4.1%	5.2%
South America	4.4%	5.6%
Renewable energy	3.5%	2.8%
Iberdrola Inmobiliaria and other	2.7%	2.5%
Total	**100%**	**100%**

Debt can be broken down by product type as follows:

	June 2006	June 2005
Euro bonds	39.1%	35.4%
US PP	4.5%	3.7%
Other Bonds	3.7%	4.8%
Domestic commercial paper	5.4%	3.8%
Euro commercial paper (ECP)	4.4%	5.2%
Euro loans	35.3%	37.5%
Loans in other currencies	7.6%	9.6%
Total	**100%**	**100%**

In addition, as a result of the refinancing policy followed by IBERDROLA the average life of the debt increased from 4.9 years in June of 2005 to 5.0 years in June of 2006.


Average maturity of debt (years)
4.9
5.0
Jun-05
Jun-06

Lastly, the change in financial leverage has been as follows:

Million €	June 2006	December 2005
Shareholders' equity	9,795	9,415
Gross debt	14,390	13,111
Capitalized derivatives	91	90
Temporary financial investments	462	601
Cash	232	215
Net debt	13,605	12,211
Leverage*	58.1%	56.5%

* Without the effect of the tariff insufficiency, leverage is 54.9% in June 2006 and 53.6% in December 2005



4. WORKING CAPITAL

The figure for Net Working Capital rose to 931 million euros, representing an increase of 384 million euros in relation to the 547 million euros recorded at the end of fiscal year 2005. This increase is broken down as an increase of 648 million euros in Current Assets and an increase of 264 million euros in Current Liabilities. The origin of this change is founded in the Inventories item, with an increase of 208 million euros, basically due to Real Estate (+179 million euros).

5. FUNDS GENERATED FROM OPERATIONS

In June 2006 Funds Generated from Operations amounted 1,180.6 million euros, reflecting an increase of 9% compared to June 2005.

In the last quarterly review done by Moody´s agency, the rating of "Excellent" for liquidity, granted in June 2005, was maintained.

Breakdown of business contribution to Profits, Losses and Assets

	Sales	Oper. profit	Net Profit	Assets
Spanish business	79.4%	81.4%	81.8%	85.4%
International business	20.6%	18.6%	18.2%	14.6%
TOTAL	100%	100%	100%	100%



Income Statement
H1 2006
(Unaudited)

Million euros

	January-June 2006	January-June 2005	%
NET SALES	**5,496.6**	**5,458.7**	**0.7**
PROCUREMENTS	(2,496.5)	(3,045.4)	(18.0)
EMISSION ALLOWANCES	(154.3)	(78.6)	96.3
GROSS MARGIN	**2,845.8**	**2,334.7**	**21.9**
EMISSION ALLOWANCES	13.2	64.2	(79.4)
NET OPERATING EXPENSES	**(837.2)**	**(707.5)**	**18.3**
Net personnel expenses	(431.1)	(392.5)	9.8
Personnel	(515.1)	(475.1)	8.4
In-house work on fixed assets	84.0	82.6	1.7
Net External Services	(406.1)	(315.0)	28.9
External services	(498.5)	(396.7)	25.7
Other operating revenues	92.4	81.7	13.1
TAXES	**(105.4)**	**(94.9)**	**11.1**
EBITDA	**1,916.4**	**1,596.5**	**20.0**
AMORTISATION AND PROVISIONS	(527.9)	(485.0)	8.8
EBIT	**1,388.5**	**1,111.5**	**24.9**
TOTAL FINANCIAL REVENUES	170.3	155.8	9.3
Financial revenues	113.7	105.2	8.1
Positive exchange rate differences	16.5	17.0	(2.9)
Capitalised financial expenses	40.1	33.6	19.3
TOTAL FINANCIAL EXPENSES	(443.8)	(351.9)	26.1
Interest expenses	(296.9)	(275.7)	7.7
Negative Exchange Rate Differences	(15.0)	(20.4)	(26.5)
Pension Funds	(17.3)	(13.2)	31.1
Change in provisions for short term financial investments		(0.9)	N/A
Other financial expenses	(114.6)	(41.7)	174.7
RESULTS OF COMPANIES CARRIED BY EQUITY METHOD	12.5	25.2	(50.4)
INCOME FROM NON-CURRENT ASSETS	152.6	25.4	N/A
PROFIT BEFORE TAXES	**1,280.1**	**966.0**	**32.5**
Corporate income tax	(448.3)	(305.9)	46.6
Minorities	(14.0)	(7.1)	97.2
NET PROFIT	**817.8**	**653.0**	**25.2**



Balance Sheet
H1 2006
(Unaudited)

Million euros

	June 2006	Decembre 2005	Change
FIXED ASSETS	23,558	22,972	586
Tangible fixed assets	20,574	20,493	81
Intangible fixed assets	959	849	110
Long-term financial investments	2,025	1,630	395
DEFERRED TAX	1,138	1,356	(218)
NON-CURRENT ACCOUNTS RECEIVABLE	1,986	1,469	517
CURRENT ASSETS	5,331	4,682	650
Nuclear fuel	213	212	1
Inventories	1,056	848	208
Accounts receivable	2,274	2,324	(50)
Taxes receivable	936	420	516
Short term financial assets	574	643	(69)
Expenses paid in advance	46	26	20
Cash and equivalents	232	208	24
TOTAL ASSETS	32,013	30,479	1,535

Million euros

	June 2006	Decembre 2005	Change
SHAREHOLDERS' EQUITY	9,795	9,415	380
Capital Stock	2,705	2,705	
Reserves and other	6,102	5,513	589
Profit and Loss	818	1,382	(564)
Interim dividend	0	(331)	331
Minority shareholders	170	147	23
LONG-TERM PROVISIONS	1,596	1,846	(250)
DEFERRED INCOME	734	676	59
FINANCIAL DEBT	14,390	13,111	1,279
OTHER LONG-TERM LIABILITIES	902	958	(56)
OTHER SHORT-TERM LIABILITIES	4,399	4,135	264
PAYABLE TO CO. CARRIED BY EQUITY METHOD	197	339	(142)
TOTAL LIABILITIES	32,013	30,479	1,535



Results by Business

H1 2006 (Unaudited)

Million euros

	Domestic Energy	Internat. Bus.	Non-Energy
Net Sales	3,610.9	1,134.6	751.0
Procurements	(1,387.2)	(688.3)	(420.9)
EMISSION ALLOWANCES	(154.3)		
GROSS MARGIN	**2,069.4**	**446.3**	**330.1**
EMISSION ALLOWANCES	13.2		
NET OPERATING EXPENSES	(585.0)	(109.9)	(142.4)
Net personnel expenses	(313.5)	(41.4)	(76.2)
Personnel	(365.0)	(49.1)	(100.9)
In-house Work on fixed assets	51.5	7.7	24.7
Net External Services	(271.5)	(68.5)	(66.2)
External services	(333.2)	(88.6)	(76.7)
Other operating revenues	61.7	20.1	10.5
Taxes	(97.5)	(3.9)	(4.0)
EBITDA	**1,400.1**	**332.5**	**183.7**
Amortization and Provisions	(419.5)	(74.3)	(34.1)
EBIT / Operating Profit	**980.6**	**258.2**	**149.6**
Financial Result	(216.9)	(46.8)	(9.8)
Companies using equity method	(0.7)	2.1	11.1
Income from non-current assets	109.6	0.3	42.7
BAI	**872.6**	**213.8**	**193.6**
Corporate income tax and minority interests	(349.8)	(64.6)	(47.9)
Net Profit	**522.8**	**149.2**	**145.7**

H1 2005

Million euros

	Domestic Energy	Internat. Bus.	Non-Energy
Net Sales	4,060.9	830.2	567.5
Procurements	(2,186.5)	(511.9)	(346.9)
EMISSION ALLOWANCES	(78.6)		
GROSS MARGIN	**1,795.8**	**318.3**	**220.6**
EMISSION ALLOWANCES	64.2		
NET OPERATING EXPENSES	(527.2)	(84.8)	(95.6)
Net personnel expenses	(301.9)	(32.2)	(58.5)
Personnel	(358.9)	(37.7)	(78.6)
In-house Work on fixed assets	57.0	5.5	20.1
Net External Services	(225.3)	(52.6)	(37.1)
External services	(294.9)	(62.0)	(39.7)
Other operating revenues	69.6	9.4	2.6
Tax	(89.8)	(2.7)	(2.3)
EBITDA	**1,243.0**	**230.8**	**122.7**
Amortization & Provisions	(400.4)	(70.0)	(14.6)
EBIT / Operating Profit	**842.6**	**160.8**	**108.1**
Financial Result	(134.6)	(56.0)	(5.5)
Companies using equity method	0.3	5.0	19.9
Income from non-current assets	23.2	(0.1)	2.3
BAI	**731.5**	**109.7**	**124.8**
Corporate income tax and minority interests	(239.3)	(38.7)	(35.0)
Net Profit	**492.2**	**71.0**	**89.8**



Domestic Energy Business

H1 2006 (Unaudited)

Million euros

	GENER.	WIND	DISTRIB.	COM & GAS	STRUCT.
Net Sales	2,323.7	372.3	421.1	1,345.4	(851.6)
Procurements	(934.9)			(1,302.4)	850.0
Emission Allowances	(154.3)				
GROSS MARGIN	**1,234.5**	**372.3**	**421.1**	**43.0**	**(1.6)**
EMISSION ALLOWANCES	13.2				
NET OPERATING EXPENSES	(238.8)	(65.4)	(248.1)	(30.3)	(2.4)
Net personnel expenses	(106.8)	(12.6)	(106.2)	(17.3)	(70.6)
Personnel	(116.3)	(14.9)	(142.0)	(18.3)	(73.5)
In-house Work on fixed assets	9.5	2.3	35.8	1.0	2.9
Net External Services	(132.0)	(52.8)	(141.9)	(13.0)	68.2
External services	(162.6)	(57.7)	(175.2)	(20.4)	82.7
Other operating revenues	30.6	4.9	33.3	7.4	(14.5)
Tax	(36.0)	(3.4)	(50.4)	(5.9)	(1.7)
EBITDA	**972.9**	**303.5**	**122.6**	**6.8**	**(5.7)**
Amortizations, provisions and other	(195.3)	(89.4)	(112.5)	(7.4)	(14.9)
EBIT / Operating Profit	**777.6**	**214.1**	**10.1**	**(0.6)**	**(20.6)**
Financial Result	(44.8)	(22.0)	(45.5)	(0.2)	(104.5)
Companies using equity method	(1.9)		1.4	(0.1)	0.0
Income from non-current assets			99.8		9.7
PRE-TAX EARNINGS	**730.9**	**192.1**	**65.8**	**(0.9)**	**(115.4)**
Corporate income tax and minority interests	(248.8)	(72.4)	(3.8)	0.5	(25.2)
NET PROFIT	**482.1**	**119.7**	**62.0**	**(0.4)**	**(140.6)**

H1 2005(Unaudited)

Million euros

	GENER.	WIND	DISTRIB.	COM & GAS	STRUCT.
Net Sales	1,581.2	237.0	697.4	1,688.7	(143.4)
Procurements	(648.2)		(3.2)	(1,670.8)	135.8
Emission Allowances	(78.6)				
GROSS MARGIN	**854.4**	**237.0**	**694.2**	**17.9**	**(7.6)**
EMISSION ALLOWANCES	64.2				
NET OPERATING EXPENSES	(198.2)	(44.6)	(251.4)	(57.6)	24.5
Net personnel expenses	(98.9)	(6.6)	(94.5)	(31.6)	(70.3)
Personnel	(110.4)	(9.1)	(136.4)	(31.6)	(71.4)
In-house Work on fixed assets	11.5	2.5	41.9		1.1
Net External Services	(99.3)	(38.0)	(156.9)	(26.0)	94.8
External services	(134.0)	(39.7)	(196.7)	(45.2)	120.6
Other operating revenues	34.7	1.7	39.8	19.2	(25.8)
Tax	(31.7)	(2.7)	(42.6)	(12.0)	(0.7)
EBITDA	**688.7**	**189.7**	**400.2**	**(51.7)**	**16.2**
Amortizations, provisions and other	(188.3)	(66.8)	(118.0)	(31.5)	4.2
EBIT / Operating Profit	**500.4**	**122.9**	**282.2**	**(83.2)**	**20.4**
Financial Result	(51.7)	(29.2)	(33.2)	(22.3)	1.8
Companies using equity method	(0.7)		0.9	(20.3)	20.2
Income from non-current assets	(0.1)		(0.2)	(20.5)	44.1
PRE-TAX EARNINGS	**447.9**	**93.7**	**249.7**	**(146.3)**	**86.5**
Corporate income tax and minority interests	(155.0)	(35.8)	(82.5)	3.1	30.9
NET PROFIT	**292.9**	**57.9**	**167.2**	**(143.2)**	**117.4**



2006 quarterly results

Million euros

	Jan-March 2006	Apr-Jun 2006
NET SALES	2,978.4	2,518.2
PROCUREMENTS	(1,377.1)	(1,119.4)
EMISSION ALLOWANCES	(107.4)	(46.9)
GROSS MARGIN	**1,493.9**	**1,351.9**
EMISSION ALLOWANCES	6.2	7.0
NET OPERATING EXPENSES	(391.2)	(446.0)
TAX	(52.3)	(53.1)
EBITDA	**(1,056.6)**	**859.8**
AMORTISATION & PROVISIONS	(268.2)	(259.7)
EBIT	**788.4**	**600.1**
TOTAL FINANCIAL REVENUES	40.7	129.5
TOTAL FINANCIAL EXPENSES	(204.1)	(239.7)
RESULTS OF COMPANIES BASED ON EQUITY METHOD	4.1	8.4
INCOME ON NON-CURRENT ASSETS	1.6	151.0
PROFIT BEFORE TAXES	**630.7**	**649.3**
CORPORATE INCOME TAX	(221.6)	(226.7)
EXTERNAL PARTNERS	(5.9)	(8.1)
NET PROFIT	**403.2**	**414.6**

2005 quarterly results

Million euros

	Jan-March 2005	Apr-Jun 2005
NET SALES	2,740.0	2,718.7
PROCUREMENTS	(1,471.7)	(1,573.7)
EMISSION ALLOWANCES	(42.1)	(36.5)
GROSS MARGIN	**1,226.2**	**1,108.5**
EMISSION ALLOWANCES	34.4	29.8
NET OPERATING EXPENSES	(342.3)	(356.2)
TAX	(47.1)	(47.8)
EBITDA	**871.2**	**725.3**
AMORTISATION & PROVISIONS	(237.9)	(247.1)
EBIT	**633.3**	**478.2**
TOTAL FINANCIAL REVENUES	58.0	97.8
TOTAL FINANCIAL EXPENSES	(165.3)	(186.6)
RESULTS OF COMPANIES BASED ON EQUITY METHOD	16.0	9.2
INCOME ON NON-CURRENT ASSETS	(2.4)	27.8
PROFIT BEFORE TAXES	**539.6**	**426.4**
CORPORATE INCOME TAX	(188.2)	(117.7)
EXTERNAL PARTNERS	(4.8)	(2.3)
NET PROFIT	**346.6**	**306.4**



Statement of origin and use of funds
H1 2006
(Unaudited)

	January-June 2006	January-June 2005	Difference
EBIT	1,389	1,111	278
Amortizations	504	470	34
Provisions	24	15	9
Applications to pension funds	14	22	-8
Operating Cash Flow	**1,931**	**1,618**	**313**
Interest paid	-427	-332	-95
Interest received	170	156	14
Dividends received from affiliates	8	6	2
Minority interests	-14	-7	-7
Tax	-425	-301	-124
Gross Cash Flow	**1,243**	**1,140**	**103**
Dividends paid	-331	-294	-37
Retained Cash Flow	**912**	**846**	**66**
Investments	-1,153	-993	-160
Fixed asset disposals	0	0	0
Financial asset disposals	89	36	53
Taxes on investment	-23	-4	-19
Pension payments and other	-92	-52	-40
Total Cash Flow Applications	**-1,179**	**-1,013**	**-166**
Capital subsidies received	45	49	-4
Change in working capital	-1,139	-1,133	-6
Change in debt	1,358	1,251	107
FX Impact	-79	133	-212
Change in Gross Debt	**1,279**	**1,384**	**-105**



Stock Market Evolution



125
120
115
110
105
100
95
31/12/05
07/01/06
14/01/06
21/01/06
28/01/06
04/02/06
11/02/06
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25/02706
04/03/06
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08/04/06
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27/05/06
03/06/06
10/06/06
17/06/06
24/06/06
IBERDROLA
IBEX 35
Stoxx Utilities
Euro Stoxx Utilities

IBERDROLA Stock	H1 2006	H1 2005
Number of shares in outstanding	901,549,181	901,549,181
Share price at close of period	26.93	21.82
Average price over period	25.28	20.18
Average daily volume	6,830,912	7,910,185
Maximum volume (21-02-06 / 5-01-05)	26,886,823	57,939,060
Minimum volume (2-01-06/ 10-01-05)	1,549,839	2,308,517
Dividends paid (€)	0.89	0.77
Interim (2 January 2006 / 3 January 2005)	0.37	0.33
Additional (Payable on 3 July 2006/ 1 July 2005)	0.52	0.44
Yield per share (Div paid year / price close of previous year)	3.8%	4.1%

IBERDROLA Senior Unsecured Debt Credit Rating		
Agency	Rating	Outlook
Standard & Poor´s (*)	A+	Negative
Moody´s (*)	A2	Negative
Fitch IBCA	AA-	Negative

(*) By virtue of the agreement for the acquisition of assets signed with Gas Natural and subject to the approval of the pertinent authorities:

- S&P has rated IBERDROLA Senior Unsecured Debt at "credit watch with negative implications"
- Moody´s has rated IBERDROLA Senior Unsecured Debt at "review for a possible downgrade"
- Fitch put the ratings for IBERDROLA Senior Unsecured Debt at "credit watch negative (RWN)", after approval by the Spanish government of the tender offer for Gas Natural and Endesa. Later, in February of 2006, it raised its rating from A+ to AA- as a result of a change in its method of analysis



APPENDIX.- IBERDROLA and sustainability

The contribution of IBERDROLA to sustainable development is reflected in several social responsibility practices that attend to the needss and expectations of its Interest Groups, with whom the Company maintains a combination of open communication channels and dialogue, which are designed to: communication on goals, activities and successes achieved in the three areas of sustainable development (economic, environmental and social), as well as receiving evaluations and requests from the parties involved.

1. SUSTAINABILITY INDICATORS

Sustainability Indicators	H1 2005	H1 2006
Contribution to GDP (Gross Margin) (*)	0.51%	0.57%
Contribution to GDP (Net Sales) (*)	1.11%	1.05%
Investments in equipment (million euros)	974.7	1,153.4
Investments in clean generation (million euros)	229	200.1
Net profit (million euros)	653.0	817.7
Dividend yield (%)	4.1%	3.8%
CO_2 emissions in the period (gr. CO_2/KWh). CO_2/Kwh). Total	260	231
CO_2 emissions in the period (gr. CO_2/KWh). CO_2/Kwh). Spain	231	189
Emission-free production: total (GWh)	19,201	21,689
Emission-free production: Spain (GWh)	18,727	21,171
Production free of emissions over total production (%)	48.0%	49.6%
Ratio of emission-free production in Spain to total production (%)	60.8%	64.8%
Total emission-free installed capacity: (MW)	15,742	16,474
Total emission-free installed capacity: (MW)	15,435	16,167
Emission-free installed capacity: Spain (%)	59.7%	58.9%
Emission-free installed capacity: Spain (%)	66.9%	65.5%

(*) First quarter 2006. Source: GDP data prepared by INE (latest date published Q2 2006)

NOTE: These indicators have been considered by SAM (Sustainability Asset Management) to be the European benchmark on information concerning Sustainability.


IBERDROLA

Change in specific emissions in the thermal mix: CO_2, SO_2, particles, and NO_X


CO_2 emission, specific thermal mix Spain
(g/kWh)
589
536
H1 2005
H1 2006


SO_2 emission, specific thermal mix Spain
(g/kWh)
1.95
1.47
H1 2005
H1 2006


Particle emission, specific thermal mix Spain
(g/kWh)
0.14
.11
H1 2005
H1 2006


NO_x emission, specific thermal mix Spain
(g/kWh)
1.52
1.39
H1 2005
H1 2006



2. INDEXES, RATINGS AND AWARDS

Presence of IBERDROLA in indexes and Rankings of Sustainability, Reputation, and Corporate Governance	
Sustainability	**Rating/Position**
Dow Jones Sustainability World Index 05	77 points/Group of leaders: Among the top 3 in the Worldwide Utilities category
Dow Jones Sustainability Stoxx Index 05	77 points/Group of leaders: Among the top 3 in the en la categoría European Utilities
OEKOM	B- / Group of leaders: Top Spanish company and among the top 3 in the Worldwide Utilities category
Global 100 Most Sustainable Corporations in the World	IBERDROLA among the 100 most sustainable companies in the world
Pacific Sustainability Index (PSI)	Group of leaders: Among the top 3 in the Energy & Utilities Sectors category
Carbon Disclosure Project	Member of the Climate Leadership Index 2005
Business Week, Climate Group	Group of leaders: Among the top 3 in the ranking of most outstanding companies in the management of greenhouse gases and ranked among the top 10 companies in the world contributing most to the reduction of greenhouse gases with leadership in environmental management in the last 10 years
INNOVEST	Included in Group 5 "Best in class" of utilities sector
VIGEO	Qualification from neutral to positive in main categories
CR- Risk Premium Survey. University of Hamburg & SRI Deutsche Bank	30.5 points. IBERDROLA in leading Group in utilities sector
EIRIS- evaluador del FTSE4GOOD	IBERDROLA is in the process of evaluation
Corporate reputation	
MERCO 2006	Leading in Energy, Gas & Water sector
Corporate governance	
FTSE ISS Corporate Governace Index (CGI)	IBERDROLA has been included in the index



Recognition

"Best Online Investor Relations Service" Expansión

IBEDROLA web page, in its section corresponding to Investor Relations and Attention to Shareholders has won the price "Best Online Investor Relations Service" of "Favoritos Expansión" prices.

IBERDROLA is First Private Company in Information Transparency in Annual Reports and Economic and Financial Documents, according to the eighth ranking of Information Transparency from El Nuevo Lunes

In May 2006 El Nuevo Lunes conducted a survey for the eighth year running among Analysts on Information Transparency in Annual Reports and other financial, economic and stock market information, covering the same private firms, banks, savings institutions and public companies analysed by the media. IBERDROLA achieved first place in the ranking of private firms, repeating its position from the previous year, with a total of 7.96 points.

3. ENVIRONMENTAL COMPROMISE AND RESPONSIBLE SOCIAL INVESTMENT

Assessment by Analysts and Investors on Socially Responsible Investment

In the University of Hamburg CR-Risk Premium Survey, which is sponsored by the SRI area of Deutsche Bank, IBERDROLA leads the utilities sector with 30.5 points, compared with an average of 19.2 points for the utilities analysed.

The University of Hamburg CR-Risk Premium study focuses on studying the influence of Corporate Responsibility in the company's cost of capital, by evaluating different areas of the company. The total points which enabled IBERDROLA to achieve lead position were 30.5 points, compared with 19.2 points for the rest of the utilities sector.


CR Risk Premium Deutsche Bank SRI
MEDIA UTILITIES 19.2
IBERDROLA 30.5
30
15
2005
2005

The break down by areas of the points achieved by IBERDROLA is as follows:



Areas assessed / Criteria	Points
CR Management	
Strategy and Organisation; Reporting Quality	5.5
Financial Responsibility	
Good Investor Relations; Corporate Governance; Supplier Policy; Client Relations	5.5
Environment Management	
Existence of environmental policy; fixed environment goals; environmental certifications, follow-up of environmental impacts; information on energy mix; energy efficiency programmes; use of renewable energy programmes; adequate focus on climatic strategy and emissions	11
Social Responsibility	
Equal opportunities; Health care programs for employees; Human Resources development programs; Belonging to supra-national organisations; Analysis of social impact of new infrastructures	4.5
Citizenship and relations with environment	
Strategy; Policies, and inclusion in public information	3.0
Management of stakeholders	
Description, consideration of their interests and crisis management	1.0
IBERDROLA ranking	**30.5**

Action taken and investment to reduce emissions

IBERDROLA, the first Spanish firm to negotiate Joint Application projects to fullfil Kyoto.

IBERDROLA has become the first Spanish firm to negotiate Joint Application (JA) mechanisms to facilitate compliance with the Kyoto Protocol, after starting the procedure with two wind farms in Poland. In particular, this refers to the farms that the company is building in Poland known as Malbork and Kisielice, with an installed capacity of 18 and 40.5 MW and that will start operation at the end of 2006 and begining of 2007, respectively. These installations will enable reduction of the emission into the atmosphere of more than 93,000 tonnes of CO_2 annually.

As a first step, the Designated National Authority (DNA) has already certified that IBERDROLA has sufficient capacity to carry out wind energy and AC energy projects under Art. 6 of the Kyoto Protocol, a formality required by the host country, Poland, for the Company to be able to obtain approvals for both these initiatives.

IBERDROLA will now continue with the remaining phases of the application procedure: validation of the project by an Accredited Independent Entity (AIE), obtaining the approvals from the Spanish DNA, and the final approval from the Joint Application Supervisory Committee (JASC). The AC projects, which are one of the flexible mechanisms being contemplated in order to facilitate

compliance with the Kyoto Protocol, enable investment in sustainable projects in countries undergoing transition to the market economy which will reduce CO_2 emissions.

IBERDROLA is reducing nitrogen oxide emissions by 35% at the Velilla thermal plant.

IBERDROLA has been able to reduce nitrogen oxide emission by 35% from the Velilla del Río Carrión (Palencia) thermal plant through installing a system called ABACO which minimises the formation of pollutant products during the combustion process. This system, which has begun operation during the past two years in this 515 MW capacity plant, has represented an investment by IBERDROLA of 1.1 million euros. The Company will invest additional 700,000 euros in the second half of 2006 in order to optimise it and improve the performance of the boiler. Thanks to this initiative, IBERDROLA has managed to comply in this thermal plants, and two years in advance, with the limits established for major electric plants of combustion.

4. CONTRIBUTION TO SOCIAL DEVELOPMENT

The key events for IBERDROLA in the first quarter of 2006 for social aspects were as follows:

"Education and Training" Programme

- **Promotion of Energy Savings and Efficiency.** An agreement has been made with the Community of Madrid for the development of a plan of action (seminars, energy audits, etc.), with the purpose of awaring public opinion as to the rational use of energy and thus being able to achieve a more sustainable development.

- **Promotion of Electrical Safety.** IBERDROLA participates in the Renove plan for electrical installations in housing blocks, which has been set up by the Madrid Regional Authority to improve electrical safety, and has already supervised electrical installations in more than 2,000 buildings. It has continued its education campaigns promoting measures to prevent electrical risks among various professional bodies: contractors and installers (in the País Vasco and Extremadura); firemen (in Guadalajara and Murcia), and police (in Madrid).

Specific Projects

- **"Implica2" Project for the disabled.** IBERDROLA continues developing its ambitious "Implica2" Project, meant to train disabled persons so that they can participate in the labour market. What stands out in this quarter is its support for the Council of Castilla - La Mancha, allowing the Asprona organization in Albacete to benefit from the experience of Fundación Lantegi Batuak. The ultimate objective of IBERDROLA is to extend this model of support to its other areas of influence.

- **Website accessible for disabled persons.** The new IBERDROLA website has obtained an Accessibility Certificate, at AA level, issued by Technosite (a company belonging to the ONCE Foundation). This level guarantees top-



level accessibility to all persons navigating the site.

IBERDROLA is becoming a pioneer company in this area within the Spanish energy sector, and is the first to receive the double A grading from Technosite.

- **Volunteers' Day.** IBERDROLA conducted a Volunteers' Day in Cáceres, in which more than 300 disabled persons from Extremadura participated.

  Family Responsibility Business Certificate. The +Familia Foundation has awarded IBERDROLA its Family Responsibility Certificate according to Regulation 1000-1. The Certificate is valid for three years, during which time annual audits are carried out.

- **Internal Corporate Culture Management Model.** IBERDROLA has launched a project for managing Internal Corporate Culture, understood as the sum of all shared values, behaviour guidelines, work habits and conduct with organisation members, aimed at supporting the commitments acquired in the Strategic Plan.

"Surrounding Economic Development" Programme'

- **Regional Advisory Boards.** Meetings have been held of the Consultative Committees for Castilla y León, and the Comunidad Valenciana.

- Support for companies in Castilla y León. IBERDROLA intends to help improve the competitiveness of small businesses in Castilla y León by incorporating participation in the Foro de Empresas and Organizaciones Inductoras de la Excelencia.

- Dissemination of Corporate Social Responsibility. IBERDROLA participated in 13 conferences promoting corporate social responsibility practices, presenting the "IBERDROLA model" to business and academic circles. Our Company, together with the BBVA Foundation and the Fundación Entorno, presented an online course named "RSE+5", which is intended to help small and medium companies to develop sustainable strategies.

Art and culture programme

- **Reconstruction and Illumination of Monuments.** The following projects have been implemented to illuminate Spanish cultural monuments: Cathedral and Walls of Ciudad Rodrigo (Salamanca); Sanctuary of the Virgen del Rosario de Hellín (Albacete) and the Plaza de Sancho Gracia in Espinosa de los Monteros (Burgos). The exhibition "La Luz de Flandes" was opened in Burgos, showing the work that went into the Cartuja de Miraflores, as carried out with the cooperation of IBERDROLA.

- **Publications.** The IBERDROLA Foundation has published four new books on culture and the sciences and also two new Guides to assist



disabled persons and the socially marginalised.

"Solidarity" Programme

- **IBERDROLA Foundation projects.** The IBERDROLA Foundation has committed its support to 11 new social action projects meant for the disabled, immigrants, and other disadvantaged groups.

- **V International Forum of the Alliance of Cities Against Poverty.** IBERDROLA has supported the Comunidad Valenciana in holding this forum, organized jointly by that administration and the United Nations Programme for Development, with the cooperation of the Parliament of Valencia.

5. CORPORATE GOVERNANCE

The highlights for Corporate Governance during the first half of 2006 were as follows:

Composition of the Board of Directors

At a meeting held on 26 April 2006 the Board of Directors accepted the resignation of D. Iñigo de Oriol Ybarra and enacted the agreement adopted by the Board at a meeting on 20 April 2005 by which D. José Ignacio Sánchez Galán was appointed as the Chairman of the Board of Directors , and consequently replaced D. Iñigo De Oriol Ybarra as Chairman, while remaining as CEO.

On the same date D. José Antonio Garrido Martínez, D. Javier Herrero Sorriqueta and D. Ignacio de Pinedo Cabezudo also tendered their resignations, thus formalising the appointment as board member, by coopting and subject to approval or ratification by the General Meeting of Shareholders, of D. Iñigo Víctor de Oriol Ibarra, who is classified as part of "other external board members".

On 24 May 2006 the Board agreed to accept the resignation of D. César de la Mora Armada, D. Antonio Garay Morenés and D. Antonio Mª de Oriol y Díaz-Bustamante, and also to appoint as Vice-presidents the independents D. Juan Luis Arregui Ciársolo and D. Víctor de Urrutia Vallejo. D. Julián Martínez-Simancas Sánchez was also appointed as Deputy Secretary of the Board.

Finally, at a meeting on 7 June 2006, the resignation of external board member representing substantial shareholders, D. Jesús María Cadenato Matía, was accepted. Also, by coopting and subject to the approval or ratification by the General Meeting of Shareholders, the appointment as board members of Dña. Inés Macho Stadler, D. Braulio Medel Cámara and D. José Carlos Pla Royo, (the first two classed as independent board members and the latter as director representing substantial shareholders) was formalised.

As a consequence the Board of Directors is currently composed of 15 members, from which only the Chairman is classed as executive. The remaining 14 directors include 11 independents, 2 representing substantial shareholders and 1 is classified as "other external shareholders".

Details on the identity and category of the Directors, and also the composition of the Executive Board, the Auditing and Performance Board, and the Appointments and Salaried Committee, are available in constantly updated form at *www.iberdrola.com* (information for shareholders and investors / corporate governance / board).

Amendments to the Company Regulations

The General Shareholders' Meeting held on 30 March 2006 ratified the following amendments to the Company's By-laws and the Regulations of the General Shareholders' Meeting:

1. Modification of Article 19 of the By-laws and Article 8 of the Regulations of the General Shareholders' Meeting to adapt the wording of both provisions to that established in the First Final Provision of Law 19/2005 of 14 November on European joint stock companies domiciled in Spain, with respect to extending the term for publication of the notice of meeting for a general shareholders' meeting and the right of shareholders to request publication of a supplement to the notice of meeting, including new points on the agenda of meeting.

2. Modification of Article 22 of the By-laws and Article 10 of the Regulations of the General Shareholders' Meeting so as to eliminate the requirement relating to the minimum number of shares conferring the right to attend a general shareholders' meeting.

The full text of the Company By-laws, the Regulations of the General Meeting of Shareholders and other remaining internal regulations currently in force may be consulted at *www.iberdrola.com* (information for shareholders and investors / corporate governance).

Other Agreements

Furthermore, it was resolved that the firm "ERNST & YOUNG, S.L." be appointed as auditor for the Company and its Consolidated Group, which firm will do the auditing for a period of 3 years for the annual reports for fiscal years 2006, 2007, and 2008". This resolution was adopted at the proposal of the Board of Directors after a favourable report from the Committee on Auditing and Compliance and after bidding among the major international auditing firms within the context of the "Iberdrola Group Policy on Retaining Auditors" approved by that committee on 23 November 2005.

Information Transparency

One of the Company's core Corporate Governance principles is to promote maximum transparency in the information – financial and other – provided to shareholders and markets. In line with this commitment, in the first half of 2006, the company maintained a high level of activity with regard to information for institutional investors and financial analysts, which no doubt contributed to the excellent performance of Iberdrola's stock over the period.



Last 22 February 2006, the Board approved the Annual Report on Corporate Governance for 2005, in accordance with the form required by Circular 1/2004 of 17 March of the Spanish securities regulator (CNMV).

On the same date, the Board of Directors approved the Report on the Activities of the Audit and Compliance Board for fiscal year 2004, the publication of which is intended to contribute to "good practices" in corporate governance by disseminating the annual activities of the latter Board.

The National Stock Market Commission was informed as to all relevant facts connected with the Company's Corporate Government, including, the calling, recording and agreements reached by the General Shareholders' Meeting held on 30 March 2006, as well as the changes among the Board of Directors.

The appropriate notifications were also made in relation to publishing of quarterly and half-yearly information on the current financial year, including information relating to operations with associated undertakings.

All information published in the section on corporate governance of the website *www.iberdrola.com* is available in Spanish and English.



Spanish stock market commission (CNMV): Significant Events and Other Communications as of April	
Event	Registration No.
The Company issues a historic press release at the Conference on Renewable Energy	20345
The Company issues it Energy Balance Sheet for the first quarter of 2006	20382
The Company communicates financial results for H1 2006	20383
The Company announces its financial results for Q1 2006	20451/66091
The Company announces that Iberdrola Portugal has strengthened its participation in EDP - Energías de Portugal – from 5.7% to 9.5% of equity	66093
The Company issues more comprehensive information on Important Item No. 66093, where notice is given that market acquisitions have been made totalling 332 million euros	66096
IBERDROLA enters the EU energy market with signing of a contract for 100% acquisition of the company Community Energy Inc. IBERDROLA also signed an agreement with the district council of Bayannaoer in northern China for a study of locations where a wind farm having an output of at least 1,000 wind MW could be installed	66160
The Company issues a press release announcing selection of candidates by the Novas Energías Ibéricas (NEI) consortium	20646
The Company announces changes in the Board of Directors	67154
IBERDROLA is going to offer its shareholders a Dividend Reinvestment Program by which shareholders who adhere voluntarily to the Program will be able to reinvest their dividend in company shares	20768
The Company announces that its Board of Directors has agreed to appoint new directors	67546
The Company announces that on 3 July 2006 there will be payment of an additional dividend from the 2005 financial year of 0.51810171 euros gross per share	20916

IBERDROLA informs you that the data used to send you this information are included in a file property of IBERDROLA, S.A., with the only purpose of sending you financial information about the Company. Such data were included in our file either at your request or due to previous relations held between you and IBERDROLA.

As stated by the Organic Law 15/1999 of 13 December on the Protection of Personal Data (Ley Orgánica de Protección de Datos de Carácter Personal, LO 15/1999), you can at any time exercise your rights of access, rectification, objection and cancellation on your personal data. Should this be the case, you must send a letter, with a photocopy of your identity card or passport attached, to the following address:

IBERDROLA, S.A.
Investor relations
C/ Tomas Redondo, 1
28033 - Madrid (Spain)

Notwithstanding this, if you are not interested in receiving any more information related to Iberdrola, please let us know by calling the toll free line +34 900 10 00 19.


IBERDROLA

IBERDROLA, S.A.
Investor relations
Phone: 00 34 91 784 2804
Fax: 00 34 91 784 2064
investor.relations@iberdrola.es

ANNEX EXPLAINING SIGNIFICANT EVENTS

XII - 1. Purchases or transfers of shares in the capital of companies listed on the Stock Exchange giving rise to the obligation to report pursuant to the Stock Market Act s. 53 (5% and multiples thereof)

Purchase by IBERDROLA PARTICIPAÇOES SGPS, S.A. (100% owned by IBERDROLA PORTUGAL ELECTRICIDAD E GAS, S.A., 100% owned by IBERDROLA, S.A.), of 3.8% of the shares of the company ENERGIAS DE PORTUGAL, S.A. (EDP). Following this operation IBERDROLA S.A.'s percentage indirect interest in this company rose to 9.5%.

XII - 3. Other significant increases or reductions of fixed assets (stakes of over 10% in unlisted companies, significant investments in or divestments of fixed assets, etc)

Increase of the capital of NEOTEC CAPITAL RIESGO SOCIEDAD DE FONDOS S,A, S.C.R., in which IBERDROLA has a direct interest of 7.93%.

Ancillary contribution ("prestación accesoria") in IBERDROLA PORTUGAL ELECTRICIDAD E GAS, S.A. (100% owned by IBERDROLA, S.A.). IBERDROLA, S.A.'s indirect interest in this company was unchanged by this operation.

Increase in the capital of IBERDROLA DISTRIBUCIÓN DE GAS, SAU, by IBERDROLA, S.A. Following this operation the percentage of IBERDROLA, S.A.'s direct interest in this company remains unchanged. (Pending notarisation and entry on the register of companies)

Sale by IBERDROLA, S.A., of 100% of its interest in the company MEDIA PARK, S.A., to IBERDROLA INMOBILIARIA, S.A., (100% owned by IBERDROLA, S.A.), such that IBERDROLA, S.A.'s indirect interest in this company remains unchanged.

Purchase by VINZEO TECHNOLOGIES, S.A., (50% owned by CORPORACION IBV, PARTICIPACIONES EMPRESARIALES, S.A., in turn 50% owned by IBERDROLA, S.A.) of 100% of ARC, taking IBERDROLA, S.A.'s indirect interest in this company to 50%.

Sale by IBERDROLA INMOBILIARIA, S.A., (100% owned by IBERDROLA, S.A.) of 30% of FIUNA, S.A. reducing IBERDROLA, S.A.'s indirect interest in this company to 70%.

Increase in capital of MEDIA APPLICATIONS, S.A. (50% owned by MEDIA PARK, S.A. and 50% owned by IBERDROLA, S.A.), by capitalising a loan. Following this operation MEDIA PARK, S.A. owned 71.38% and IBERDROLA S.A. 28.62%, such that IBERDROLA S.A.'s direct and indirect interest in the company stood at 100%.

Purchase by IBERENOVA PROMOCIONES (100% owned by IBERDROLA ENERGÍA RENOVABLES II, in turn 100% owned by IBERDROLA, S.A.), of 100% of NATURENER, S.A., together with a change of its name to PARQUES EÓLICOS REUNIDOS, SAU, after which IBERDROLA's indirect interest in this company was 100%.

Increase in the capital of the German company IBERDROLA REGENERATIVE ENERGIEN Gmbh (100% owned by IBERDROLA ENERGÍA RENOVABLES II, which is in turn 100% owned by IBERDROLA, S.A.). IBERDROLA, S.A.'s indirect interest in this company was unchanged by this operation.

Organisation by IBERDROLA ENERGÍA RENOVABLES II, (100% owned by IBERDROLA, S.A.), of the US company IBERDROLA RENEWABLE ENERGIES USA LIMITED, such that IBERDROLA's indirect interest in this company stands at 100%.

Supplementary contribution to AEOLIA PRODUÇAO DE ENERGIA (100% owned by IBERDROLA ENERGÍA RENOVABLES II, in turn 100% owned by IBERDROLA, S.A.). IBERDROLA, S.A.'s indirect interest in this company was unchanged by this operation.

Organisation by IBERDROLA INGENIERIA Y CONSTRUCCIÓN, S.A. (100% owned by IBERDROLA, S.A.), of the Polish company IBERDROLA ENGINEERING AND CONSTRUCTION POLAND SP. Z.O.O., such that IBERDROLA's indirect interest in this company stands at 100%.

Organisation by IBERDROLA INGENIERIA Y CONSTRUCCIÓN, S.A. (100% owned by IBERDROLA, S.A.), of the UK company IBERDROLA INGENIERIA Y CONSTRUCCIÓN UK LTD., such that IBERDROLA's indirect interest in this company stands at 100%.

Organisation by IBERDROLA INGENIERIA Y CONSTRUCCIÓN, S.A. (100% owned by IBERDROLA, S.A), of the Russian company IBERDROLA INZHINIRING I STROITEISTVO LIMITED LIABILITY COMPANY, such that IBERDROLA's indirect interest in this company stands at 100%.

Purchase by IBERDROLA, S.A. of 10% of REFINERIA BALBOA, S.A., such that IBERDROLA S.A.'s direct interest in this company stands at10%.

Increase in the capital of REINO DE DON QUIJOTE, S.A. (3.60% owned by IBERDROLA INMOBILIARIA, S.A. in turn 100% owned by IBERDROLA, S.A.), such that IBERDROLA S.A.'s indirect interest in this company stands at 3.86%.

Organisation by IBERDROLA INMOBILIARIA, (100% owned by IBERDROLA, S.A.), of IBERD-ROS, S.L., such that IBERDROLA S.A.'s indirect interest in this company stands at 50%.

Winding up of TELEMATICS, S.A., MEDIA PARK HANNOVER 2000, S.L. and MOTOR CHANNEL, S.A. (owned by MEDIA PARK which is 100% owned by IBERDROLA INMOBILIARIA, S.A., in turn 100% owned by IBERDROLA, S.A.), thereby cancelling IBERDROLA, S.A.'s indirect interest in said companies.

Organisation by IBERENOVA PROMOCIONES, S.A. (100% owned by IBERDROLA ENERGIAS RENOVABLES II, in turn 100% owned by IBERDROLA, S.A.), of GLOBAL SOLAR ENERGY, S.A., such that IBERDROLA's indirect interest in this company stands at 90%.

Purchase by IBERDROLA RENEWABLE ENERGIES OF UK LIMITED (100% owned by IBERDROLA ENERGIAS RENOVABLES II, in turn 100% owned by IBERDROLA, S.A.), of HIGHER DARRACOTT MOOR WIND FARM LIMITED, such that IBERDROLA S.A.'s indirect interest in this company stands at 100%.

Increase in the capital of IBERDROLA RENEWABLE ENERGIES USA, LIMITED (100% owned by IBERDROLA ENERGIAS RENOVABLES II, in turn 100% owned by IBERDROLA, S.A.), such that IBERDROLA S.A.'s indirect interest in this company is unchanged.

Purchase by IBERDROLA RENEWABLE ENERGIES USA LIMITED (100% owned by IBERDROLA ENERGIAS RENOVABLES II, in turn 100% owned by IBERDROLA, S.A.), of COMMUNITY ENERGY INC, such that IBERDROLA's indirect interest in this company stands at 100%.

Organisation by IBERENOVA PROMOCIONES, S.A. and IBERDROLA ENERGIAS RENOVABLES II, (100% owned by IBERDROLA, S.A.), of ELECTRA DE MALVANA S.A., with an interest of 0.001% and 44.999% respectively, such that IBERDROLA's indirect interest in this company stands at 45%.

Organisation by IBERENOVA PROMOCIONES, S.A. and IBERDROLA ENERGIAS RENOVABLES II, (100% owned by IBERDROLA, S.A.), of ELECTRA DE SIERRA DE SAN PEDRO, S.A., with an interest of 0.001% and 79.999% respectively, such that IBERDROLA's indirect interest in this company now stands at 80%.

Organisation by IBERENOVA PROMOCIONES, S.A. and IBERDROLA ENERGIAS RENOVABLES II, (100% owned by IBERDROLA, S.A.), of ELECTRA DE MONTANCHEZ, S.A., with an interest of 0.001% and 39.999% respectively, such that IBERDROLA's indirect interest in this company stands at 40%.

Organisation by IBERENOVA PROMOCIONES, S.A. and IBERDROLA ENERGIAS RENOVABLES II (both 100% owned by IBERDROLA, S.A.), of SISTEMAS ENERGETICOS LOS CAMPILLOS, S.A., each with a 50% interest, such that IBERDROLA's indirect interest in this company stands at 100%.

Increase in the capital of ENERGIA DE CASTILLA Y LEON (ENCALSA) (90% owned by BIOVENT HOLDING, 85% owned by IBERDROLA ENERGIAS RENOVABLES II, in turn 100% owned by IBERDROLA, S.A.), such that IBERDROLA S.A.'s indirect interest in this company is unchanged.

Organisation by ENERGIA DE CASTILLA Y LEON (ENCALSA) (90% owned by BIOVENT HOLDING, 85% owned by IBERDROLA ENERGIAS RENOVABLES II, in turn 100% owned by IBERDROLA, S.A.), of ECOBARCIAL, S.A., with a 51% interest. Following this operation IBERDROLA's indirect interest in this company is 39.02%.

Purchase by IBERDROLA REGENERATIVE ENERGIEN, GMBH (100% owned by IBERDROLA ENERGIAS RENOVABLES II, in turn 100% owned by IBERDROLA, S.A.), of 100% of the German company DELTUS, such that IBERDROLA, S.A.'s indirect holding in this company is 100%.

Increase in the capital of IBERDROLA ENERGIA RENOVABLES DE LA RIOJA, S.A. (100% owned by IBERDROLA ENERGIAS RENOVABLES II, in turn 100% owned by IBERDROLA, S.A.), with the entry of new partners contributing their shareholding in the company EOLICAS DE LA RIOJA. As a result of this operation IBERDROLA ENERGIAS RENOVABLES II, S.A. now holds 63.5% of IBERDROLA ENERGIA RENOVABLES DE LA RIOJA and this company holds 100% of EOLICAS DE LA RIOJA, such that IBERDROLA, S.A.'s indirect interest in this company is now 63.5%.

Increase in the capital of IBERDROLA ENERGIA RENOVABLES DE LA RIOJA, S.A. (100% owned by IBERDROLA ENERGIAS RENOVABLES II, in turn 100% owned by IBERDROLA, S.A.), with the entry of new partners who contributed their interest in the company DESARROLLOS ENERGIA RENOVABLES DE LA RIOJA (DERSA). As a result of this operation IBERDROLA ENERGIAS RENOVABLES II, S.A. now holds 63.5% of IBERDROLA ENERGIA RENOVABLES DE LA RIOJA and this company holds 63.75% of DESARROLLOS ENERGIA RENOVABLES DE LA RIOJA (DERSA) such that IBERDROLA, S.A.'s indirect interest in this company is now 40.48%.

Increase in the capital of IBERDROLA ENERGIA RENOVABLES DE LA RIOJA, S.A. (100% owned by IBERDROLA ENERGIAS RENOVABLES II, in turn 100% owned by IBERDROLA, S.A.), with the entry of new partners who contributed their interest in the company MOLINOS DE CIDACOS. As a result of this operation IBERDROLA ENERGIAS RENOVABLES II, S.A. now holds 63.5% of IBERDROLA ENERGIA RENOVABLES DE LA RIOJA and this company holds 50% of MOLINOS DE CIDACOS such that IBERDROLA, S.A.'s indirect interest in this company is now 31.75%.

Increase in the capital of IBERDROLA ENERGIA RENOVABLES DE LA RIOJA, S.A. (100% owned by IBERDROLA ENERGIAS RENOVABLES II, in turn 100% owned by IBERDROLA, S.A.), with the entry of new partners who contributed their interest in the company MOLINOS DE LA RIOJA. As a result of this operation IBERDROLA ENERGIAS RENOVABLES II, S.A. now holds 63.5% of IBERDROLA ENERGIA RENOVABLES DE LA RIOJA and this company holds 66.66% of MOLINOS DE LA RIOJA such that IBERDROLA, S.A.'s indirect interest in this company is now 42.33%.

Organisation, through NEOENERGIA, S.A. (39% owned by IBERDROLA ENERGIA, S.A., in turn 100% owned by IBERDROLA, S.A.), of BAGUARI-UHE, such that IBERDROLA's indirect interest in this company stands at 39%.

Organisation, through NEOENERGIA, S.A. (39% owned by IBERDROLA ENERGIA, S.A., in turn 100% owned by IBERDROLA, S.A.), of GOIAS SUL PCH, such that IBERDROLA's indirect interest in this company stands at 39%.

Increase in the capital of TERMOAÇU, owned by NEOENERGIA, S.A. (39% owned by IBERDROLA ENERGIA, S.A., in turn 100% owned by IBERDROLA, S.A.). As NEOENERGIA, S.A. did not take part in the capital increase, its interest in TERMOAÇU has been diluted from 60.52% to 37.57%, such that IBERDROLA's indirect interest in this company now stands at 14.65%.

Organisation by IBERDROLA INGENIERIA Y CONSTRUCCIÓN, S.A. (100% owned by IBERDROLA, S.A.), of the Venezuelan company IBERDROLA INGENIERIA Y CONSTRUCCIÓN VENEZUELA, S.A., such that IBERDROLA's indirect interest in this company stands at 98%.

Organisation by IBERDROLA INGENIERIA Y CONSTRUCCIÓN, S.A. (100% owned by IBERDROLA, S.A.) of the Greek company IBERINCO HELLAS TECHNIKI KAI KATASKEVASTIKI EPE., such that IBERDROLA, S.A.'s indirect interest in this company is now 100%.

Organisation by IBERDROLA INGENIERIA Y CONSTRUCCIÓN, S.A. (100% owned by IBERDROLA, S.A), of the American company IBERINCO ENGINEERING AND CONSTRUCCTION, US, INC., such that IBERDROLA, S.A.'s indirect interest in this company is now 100%.

XII - 5. Issues, reimbursements and repayments of debentures.

ISSUE	DATE	REDEMPTION DATE	NOMINAL REDEEMED (€)
ID. May 57	31.05.57	02.01.06	92,554.00 (S)
ID. Apr 58	20.04.58	02.01.06	87,145.00 (S)
ID. May 93	24.05.93	24.05.06	15,025,302.50 (R)

(S): Drawing lots.
(S): Remainder

XII - 6. Changes of Directors or of the Board of Directors

The resolutions of the General Shareholders' Meeting of 30 March 2006 include those transcribed below:

RESOLUTIONS CONCERNING POINT TEN

(Point ten on the Agenda)

- Ratification of the appointment of the board members co-opted since the last general shareholders' meeting was held:
  - a) Ratification of the appointment as director of Mr Xabier de Irala Estévez, agreed by the Board of Directors at its meeting on 20 April 2005.
  - b) Ratification of the appointment as director of Mr Jesús María Cadenato Matía, agreed by the Board of Directors at its meeting on 20 April 2005.

The General Shareholders' Meeting, at the proposal of the Board of Directors, adopted the following resolutions:

a) To ratify, in pursuance of s. 138 of the Consolidated Text of the Corporations Act (*Ley de Sociedades Anónimas*) and Art. 48.3 of the Articles of association, the appointment by co-option by the Board on 20 April 2005 of Mr XABIER DE IRALA ESTÉVEZ as Director. This appointment was made by a resolution of the board, ratified in full by the General Meeting. The text of the resolution was as follows:

"5.- To appoint to the Board of Directors by co-option, pursuant to s. 138 of the Consolidated Text of the Corporations Act (*Ley de Sociedades Anónimas*) and Art. 48.3 of the Articles of association, at the proposal of the Board of BBK, shareholder of Iberdrola, S.A., and subject to approval or ratification at the first general shareholders' meeting to be held, the individual shareholder Mr XABIER DE IRALA ESTÉVEZ, of full age, married, Spanish nationality, resident for these purposes at Gran Vía nº 30, Bilbao, tax identification number 04.847.996-X, to fill the vacancy on the board left by Mr SANTIAGO MAYNER OYARBIDE. The new member of the board shall be classed as an external proprietary director, and shall hold his office until 16 June 2006, as corresponded to the former board member Mr SANTIAGO MAYNER OYARBIDE, whom he replaces.

The Board of Directors expressly recognises the acceptance by Mr XABIER DE IRALA ESTÉVEZ, being present in person, of his appointment as a member of the Board of Directors of the company and his declaration that he is not prevented by any legal prohibitions or incompatibilities from holding this office.

Thus, the formal acceptance by Mr XABIER DE IRALA ESTÉVEZ of the content of Article 17 of the Regulations of the Board of Directors on the Dismissal and Resignation of Directors, and the obligation envisaged in article 49 of the company's articles of association on the obligation to attest to the pledging of ten thousand (10,000) shares as a guarantee against possible liability incurred in the post is hereby minuted and the secretary of the board has given him a copy of the company's articles of association and the regulations that govern it."

b) To ratify, in pursuance of s. 138 of the Consolidated Text of the Corporations Act (*Ley de Sociedades Anónimas*) and Art. 48.3 of the Articles of association, the appointment by co-option by the Board on 20 April 2005 of Mr JESÚS MARÍA CADENATO MATÍA as Director. This appointment was made by a resolution of the board, ratified in full by the General Meeting. The text of the resolution was as follows:

"6.- To appoint to the Board of Directors by co-option, in pursuance of s. 138 of the Consolidated Text of the Corporations Act (*Ley de Sociedades Anónimas*) and Art. 48.3 of the Articles of association, at the proposal of the Board of BBVA, shareholder of Iberdrola, S.A., and subject to approval or ratification at the first general shareholders' meeting held, the individual shareholder Mr JESÚS MARÍA CADENATO MATÍA, of full age, married, Spanish nationality, resident for these purposes at Paseo de la Castellana nº 81, Madrid, tax identification number 14.917.785-P, to fill the vacancy on the board left by Mr JOSÉ ANTONIO FERNÁNDEZ RIVERO. The new member of the board shall be classed as an external proprietary director, and shall hold his office until 16 June 2006, as corresponded to the former board member Mr JOSÉ ANTONIO FERNÁNDEZ RIVERO, whom he replaces.

The Board of Directors expressly recognises the acceptance by Mr JESÚS MARÍA CADENATO MATÍA, being present in person, of his appointment as a member of the Board of Directors of the company and his declaration that he is not prevented by any legal prohibitions or incompatibilities from holding this office.

Thus, the formal acceptance by Mr JESÚS MARÍA CADENATO MATÍA of the content of Article 17 of the Regulations of the Board of Directors on the Dismissal and Resignation of Directors, and the obligation envisaged in article 49 of the company's articles of association on the obligation to attest to the pledging of ten thousand (10,000) shares as a guarantee against possible liability incurred in the post is hereby minuted and the secretary of the board has given him a copy of the company's articles of association and the regulations governing the company."

- At its meeting on 26 April 2006 the Board of Directors unanimously adopted the following resolutions:

1- To accept the resignation from the post of director, with immediate effect, of the following directors: Mr IÑIGO DE ORIOL YBARRA, Mr JOSE ANTONIO GARRIDO MARTINEZ, Mr JAVIER HERRERO SORRIQUETA and Mr IGNACIO DE PINEDO CABEZUDO.

2.- To execute and carry out the resolution adopted by the board of directors at its meeting on 20 April 2005, of which the National Securities Market Commission (CNMV) was notified that same day (entry register number 2005 035264), by virtue of which Mr JOSÉ IGNACIO SÁNCHEZ GALÁN was appointed chairman of the board, replacing Mr IÑIGO DE ORIOL YBARRA, while remaining chief executive officer and resigning as deputy chairman, all of which he accepted.

3.- To execute and carry out the resolution referred to in section 2 above, by virtue of which it was agreed, when the vacancy arose, that the individual shareholder Mr IÑIGO VÍCTOR DE ORIOL IBARRA should be co-opted to the board of directors, subject to approval or ratification at the first general shareholders' meeting to be held, and that he should be classified as an "other external director". The afore-named party accepted the post.

4.- Execute and carry out the resolution of the Board of Directors at its meeting on 22 June 2005, of which the CNMV was notified on that same day (entry register number 2005 066734), by virtue of which the director Mr XABIER DE IRALA ESTÉVEZ, as president of BBK, a long-standing key shareholder in IBERDROLA, should fill the first vacancy arising on the board of directors' executive committee. As a result, vacancies having arisen on the executive committee due to the resignation of the directors mentioned in section 1 above, Mr XABIER DE IRALA ESTÉVEZ was appointed to the executive committee. He accepted the appointment and resigned his position as a member of the audit and compliance committee.

- At its meeting on 24 May 2006 the Board of Directors unanimously adopted the following resolutions:

1- To accept the resignation from the post of director, with immediate effect, by the following directors: Mr CÉSAR DE LA MORA ARMADA, Mr ANTONIO GARAY MORENÉS and Mr ANTONIO Mª DE ORIOL Y DIAZ-BUSTAMANTE.

2.- To appoint the independent directors Messrs JUAN LUIS ARREGUI CIARSOLO and VICTOR DE URRUTIA VALLEJO as vice presidents of the company.

3.- To appoint the independent directors Messrs JULIO DE MIGUEL AYNAT –as secretary- and SEBASTIAN BATTANER ARIAS as members of the Audit and Compliance Committee.

4.- To appoint Mr JULIAN MARTINEZ-SIMANCAS SANCHEZ as deputy secretary of the Board of Directors of the company.

- At its meeting on 7 June 2006 the Board of Directors unanimously adopted the following resolutions:

1.- To accept the resignation from his post of director and member of the executive committee of proprietary director Mr JESÚS MARÍA CADENATO MATÍA with immediate effect.

2.- To appoint as members of the board of directors, by co-option and subject to approval or ratification at the first general shareholders' meeting to be held, the individual shareholders Ms INÉS MACHO STADLER, Mr BRAULIO MEDEL CÁMARA and Mr JOSÉ CARLOS PLA ROYO, who, once their acceptance has been minuted in the manner envisaged in article 142 of the company regulations, shall be classified as "independent directors", in the case of the first two, and "proprietary director" in the case of the latter, who is proposed by BBVA, a shareholder in "Iberdrola, S.A.".

3.- To appoint Mr JOSÉ CARLOS PLA ROYO to the executive committee once his acceptance of being classed a "proprietary director" has been minuted.

XII -7. Modifications to the Articles of association

The resolutions of the General Shareholders' Meeting of 30 March 2006 include those transcribed below:

RESOLUTIONS CONCERNING POINT THREE
(Point three on the Agenda)

- Modification of specific articles of the articles of association and the regulations of the general shareholders' meeting:

  a) Modification of article 19 of the articles of association and article 8 of the regulations of the general shareholders' meeting, in order to adapt the drafting of each to the provisions of the first final provision of Law 19/2005, 14 November 2005, on European joint-stock companies domiciled in Spain, as regards the extension of the deadline for publication of the announcement of a general shareholders' meeting and the right of shareholders to request the publication of a supplement to the announcement including new points on the agenda.

  b) Modification of article 22 of the articles of association and article 10 of the regulations of the general shareholders' meeting in order to eliminate the requirement concerning the minimum number of shares required in order to be entitled to attend the general shareholders' meeting.

The General Shareholders' Meeting, at the proposal of the Board of Directors, adopted the following resolutions:

a) To approve the new text of article 19 of the articles of association, and article 8 of the regulations of the general shareholders' meeting, in order to adapt them both to the provisions of the final first provision of Law 19/2005, 14 November 2005, under the terms described below:

Articles of Association

"Article 19. Calling the General Shareholders' Meeting

1. *The general shareholders' meeting must be formally called by the board of directors by means of an announcement published in the official gazette of the register of companies (*Boletín Oficial del Registro Mercantil*) and in one of the newspapers with the broadest circulation in Vizcaya at least* ***one month*** *before the date set for it to be held, except in those cases where the Law establishes a different period of advanced notice, in which case, this latter is to be followed.*

2. *The Board of Directors shall be obliged to call a General Shareholders' Meeting in the following cases:*

   a) *In the circumstances envisaged in the first section of the eighteenth article of the articles of association.*

   b) *If shareholders holding or representing the percentage of the company's share capital stated in the Law ask for a meeting in writing, indicating in their request the matters they wish to be discussed. In this case, the Board of Directors shall call General Shareholders' Meeting within thirty (30) days of being notified by a notary of the requirement to do so. The Board of Directors shall draw up the Agenda, and shall be obliged to include on it those matters that were stated in the request for a meeting.*

   c) *When a takeover bid is made for the shares issued by the company, in order to inform the General Shareholders' Meeting about the takeover bid and discuss and decide on the subjects put before the meeting for its consideration. Any shareholder owning voting shares representing at least one per cent (1%) of the company's share capital shall be entitled to request the inclusion of matters on the Agenda of the General Shareholders' Meeting that must be called for this purpose.*

3. *The announcement must contain all the notices required by the Law, depending on the circumstances, and at all events, must state the date, time and place of the first session of the meeting and all the matters that are to be discussed. It may also state the date on which the second session of the meeting will be held, if applicable.*

4. *Shareholders representing at least five per cent (5%) of the company's share capital may request that a supplement to the announcement of the General Shareholders' Meeting be published with the addition of one or more points to the Agenda. This right may only be exercised if notice is received at the company's registered offices by reliable means not more than five (5) days after the publication of the announcement of the meeting. The supplementary notice must be published not less than fifteen (15) days before the date set for the meeting.*

5. *The General Shareholders' Meeting may not discuss nor decide upon matters that are not on the Agenda."*

Regulations of the General Shareholders' Meeting.

"Article 8. Calling the General Shareholders' Meeting

1. *In accordance with the provisions of the Articles of Association, the General Shareholders' Meeting must be formally called by the board of directors by means of an announcement published in the official gazette of the register of companies (*Boletín Oficial del Registro

Mercantil*) and in one of the newspapers with the broadest circulation in Vizcaya at least* ***one month*** *before the date set for it to be held, except in those cases where the Law establishes a different period of advanced notice, in which case, this latter is to be followed.*

2. *The Board of Directors shall be obliged to call a General Shareholders' Meeting in the following cases:*

   a) In the circumstances envisaged in section two of article six above.

   b) In the event that shareholders holding or representing the percentage of the company's share capital stated in the Law ask for a meeting in writing, stating in their request the matters they wish to address. In this case, the Board of Directors shall call General Shareholders' Meeting within thirty (30) days of being notified by a notary of the requirement to do so. The Board of Directors shall draw up the Agenda, and shall be obliged to include on it those matters that were stated in the request for a meeting.

   c) When a takeover bid is made for the shares issued by the company, in order to inform the General Shareholders' Meeting about the takeover bid and discuss and decide on the subjects put before them for their consideration. Any shareholder owning voting shares representing at least one per cent (1%) of the company's share capital shall be entitled to request the inclusion of matters on the Agenda of the General Shareholders' Meeting that must be called for this purpose.

3. *The announcement calling the meeting must contain all the notices required by the Law, depending on the circumstances, and at all events, must state the date, time and place of the first session of the meeting and all the matters that are to be discussed. It may also state the date on which the second session of the meeting will be held, if applicable.*

4. *The company shall send a copy of the announcement of the meeting to the National Securities Market Commission (CNMV). The text of the announcement will also be accessible on the company's website.*

5. *As of the date on which the announcement of the calling of the meeting is published, all the information considered to be of use to shareholders to facilitate their attendance at the meeting and participation in it will be posted on the company's website. This will include at least the following:*

   a) Documents relating to the General Shareholders' Meeting that are required by law, with information about the Agenda, proposals made by the Board of Directors, and any relevant information shareholders may need in order to cast their votes.

b) The channels of communication between the company and its shareholders, and in particular, the explanations shareholders need in order to exercise their right to obtain information, indicating the postal and e-mail addresses they may use to do so.

c) The means and procedures for granting representation at the General Shareholders' Meeting.

d) The means and procedures enabling remote voting, including, where applicable, the means to prove attendance and voting at the general shareholders' meeting by telematic means.

6. *Shareholders representing at least five per cent (5%) of the company's share capital may request that a supplement to the announcement of the General Shareholders' Meeting be published including one or more points on the Agenda. This right may only be exercised if notice is received at the company's registered offices by reliable means not more than five (5) days after the publication of the announcement of the meeting. The supplementary notice must be published not less than fifteen (15) days before the date set for the meeting.*

7. *The Board of Directors may require that a notary be present at the General Shareholders' Meeting and take the minutes of the meeting. It must do so when the circumstances envisaged in the Law apply."*

b) Modification of article 22 of the Articles of Association and article 10 of the Regulations of the General Shareholders' Meeting in order to eliminate the requirement concerning the minimum number of shares required in order to be entitled to attend the general shareholders' meeting.

Articles of Association

"Article 22. Right to attend

1. *All holders of voting shares may attend the General Shareholders' Meeting, take part in its deliberations, speak and vote.*

2. *In order to exercise their right to attend the meeting, shareholders must have their shares registered in their name in the corresponding book entry register at least five (5) days before the date of the General Shareholders' Meeting. Proof of this fact must be given by the relevant attendance card or certificate of validity issued by the institution or institutions responsible for maintaining the book entry register, or in any other form accepted by the legislation in force.*

3. *The members of the Board of Directors must attend General Shareholders' Meetings. Managers, technical staff and others who have an interest in the proper functioning of the company's business may be authorised by the Board of Directors to attend the General Shareholders' Meeting. The non-attendance of any of the foregoing shall not affect the validity of the General Shareholders' Meeting.*

4. *The chairman may allow the press, financial analysts and any other people he sees fit, access to the General Shareholders' Meeting. However, the General Shareholders' Meeting may revoke this authorisation.*

Regulations of the General Shareholders' Meeting.

"Article 10. Right to attend

1. *All holders of voting shares may attend the General Shareholders' Meeting, take part in its deliberations, speak and vote.*

2. *In order to exercise their right to attend the meeting, shareholders must have their shares registered in their name in the corresponding book entry register at least five (5) days before the date of the General Shareholders' Meeting. Proof of this fact must be given by the relevant attendance card or certificate of validity issued by the institution or institutions responsible for maintaining the book entry register, or in any other form accepted by the legislation in force."*

XII - 9. Changes in the institutional regulations governing the sector with a material effect on the Company or Group's economic or financial position

The following legislation was published prior to 30 June 2006 which could have a significant impact on the electricity and gas sectors:

ELECTRICITY SECTOR

- ROYAL DECREE-LAW 3/2006, 24 February 2006, modifying the mechanism for matching offers for sale and purchase of energy submitted simultaneously to the daily and intraday production market by electricity sector entities belonging to the same business group.

- Correction of errors in Royal-Decree Law 3/2006, 24 February 2006.

  The current provision treats as bilateral physical contracts, prior to the programme resulting from matching in the daily market (before the error was corrected this indicated those "being prior to matching on the daily market") those quantities of energy that coincide with the sale and purchase presented and matched by the aforementioned subjects, such that only these subjects might participate in the programme resulting from matching with the net position of the group to which the belong (before the correction this was "can only participate in matching the net position").

  Pursuant to this law, only offers for sale under the ordinary regime and offers to buy made by distributors will be included. As regards the settlement of activities regulated by the CNE in 2006, the provisional price applicable to distributors for buying energy under this assimilation mechanism was 42.35 €/MWh.

  Also, due to the internalisation of the value of greenhouse gas emission rights in the formation of prices in the wholesale electricity market, this Royal Decree reduces the payment to affected generating units by an equivalent amount. Moreover, the large tariff deficit produced in the period from 2006 makes it advisable to discount the value of emissions rights for the purposes of determining the size of this deficit.

- ROYAL DECREE-LAW 4/2006, 24 February 2006, modifying the functions of the CNE.

  This Royal Decree-Law modifies the functions of the CNE, amending the text of the eleventh additional provision of Law 34/1998, 7 October 1998, on the Hydrocarbons sector, to correct what was seen as a double inadequacy.

  Thus, it expands the fourteenth function of the CNE in terms of an expansion of the range of purchases that require its authorisation: "purchase of shareholdings by companies with activities that are considered regulated or activities which are subject to administrative intervention implying a special relationship of control" (nuclear power stations, coal-fired power stations, activities affecting the electricity systems on the islands and elsewhere outside mainland Spain, gas storage or transport involving international gas pipelines terminating in or travelling through Spain). This same authorisation will be required when the assets required for such activities are bought directly.

  Moreover, as regards the refusal of this authorisation, due to the existence of significant risks, a clause has been added on the "protection of the general interest in the energy sector and, in particular, the guarantee of an adequate maintenance of the goals of policy in the sector, with particular application to assets considered to be of a strategic nature."

- ORDER ITC/913/2006, 30 March 2006, approving the method of calculating the cost of each of the fuels used and the procedure for despatch and settlement of energy in the electricity systems on the islands and elsewhere outside mainland Spain.

  Summarised together with the following order.

- ORDER ITC/914/2006, 30 March 2006, establishing the method for the calculation of the remuneration for guaranteed power generation for facilities generating electricity under the ordinary regime for electrical systems on the islands and elsewhere outside mainland Spain.

  These two orders implement RD 1747/2003 regulating the electricity system outside mainland Spain. As they implement the Royal Decree they in no way modify its content. Therefore the characteristics of the system of payment for activities, their development and basic operations are:

  - Regulated payments of costs of investment under the power guarantee heading
  - Right of facilities envisaged in the plans to charge for the power guarantee
  - Despatch at standard costs
  - Interim payments of distributors and marketers at the market price on the peninsula
  - The CNE makes final settlement of remuneration regulated by these ministerial orders.

  The ministerial orders enable the provisional 2001-2005 cycle to be closed, fundamentally based on accounting costs, and laying the foundations for future standards-based remuneration. All the foregoing relates to electricity generation and does not go into the valuation of transport and distribution activities.

  The despatch and settlement methodology enables the grid operator, REE, to start performing the functions given to it in the Royal Decree and settle the price of energy sold as of the time of its publication.

- RESOLUTION of 17 March 2006 from the General Secretariat for Energy, approving Operating Procedures 4.1 "Resolution of congestion on the France-Spain interconnection" and 3.1 "Generation scheduling" in order to adapt them to Order ITC/4112/2005, 30 December 2005.

  For this provision procedure P.O. 4.1 was approved, implementing the process to resolve the congestion on the France-Spain interconnection by means of a system of explicit coordinated auctions (Phase I) established in annex I or Order ITC/4112/2005, 30 December 2005, which

established the regime applicable to the intracommunity and international exchange of electrical power.

Moreover, Red Eléctrica de España, S. A. is empowered to take part in the explicit capacity auctions on the France-Spain interconnection in order to buy the exchange capacity necessary to perform the contracts of electricity supply between EDF and REE, referred to in the ninth transitional provision of Law 54/1997.

The resolution also approves P.O.3.1, establishing the daily scheduling process for generation from the matching of buy and sell orders for electricity arising from the day and intraday markets and notification of execution of bilateral contracts for physical delivery, so as to guarantee that demand is met and the system is secure.

- RESOLUTION of 16 February 2006 by the National Energy Commission establishing the lists of main and dominant operators in the energy sector for the purposes of the provisions of article 34 and the third additional provision of Royal Decree-Law 6/2000, 23 June 2000.

  This Resolution also affects the gas sector, hence it is not mentioned in the corresponding section of this report.

  The list of main operators considers the structure of the groups of companies existing at the time it was drawn up. The list is shown below, together with that of the previous year, so changes can be observed:

Main operators in the electricity sector		
	2005	2006
1	Grupo Endesa	Grupo Endesa
2	Grupo Iberdrola	Grupo Iberdrola
3	Grupo Unión Fenosa	Grupo Unión Fenosa
4	Grupo Hidrocantábrico	Grupo Hidrocantábrico
5	Grupo Red Eléctrica	Viesgo Generación, S.L.
Main operators in the gaseous hydrocarbons sector		
	2005	2006
1	Grupo Repsol YPF-Gas Natu	Grupo Repsol YPF-Gas Natural
2	Grupo Enagas	Grupo Iberdrola
3	Grupo Hidrocantábrico-Natur	Grupo BP España
4	Grupo Iberdrola	Grupo Hidrocantábrico-Naturgas
5	Grupo BP España	Grupo Endesa

- ROYAL DECREE 470/2006, 21 April 2006, modifying the percentage of the electricity tariff considered under the nuclear moratorium to be a cost with a specific allocated purpose.

  The cost with a specific allocated purpose under the nuclear moratorium is set at 0.33 per cent of the electricity tariff.

- ROYAL DECREE-LAW 7/2006, 23 June 2006, on the adoption of urgent measures in the energy sector.

  The measures envisaged for the electricity sector are:

  - Elimination of the CTCs as they are felt to be ineffective and unnecessary today. Their elimination allows the contributions envisaged for this item up until 2010 to be reinvested to benefit consumers. CTCs are considered inefficient as they distort prices and they were calculated based on hypotheses that are currently out-of-date. They are considered unnecessary because their degree of depreciation, as recently attested by the CNE, is very high.

- A system of incentives is established for the use of domestically produced coal, under which, for reasons of security of supply, the government is empowered to set up a system of premiums up to a maximum limit of 10€/MWh. This system defines the mechanism whereby these premiums are modified depending on how prices in the electricity generating market evolve.
- In line with the EU's directives, energy efficiency is being bolstered through cogeneration, using a series of measures such as eliminating the need for cogenerators to use their own electricity by paying a premium on all the electricity produced rather than only on the surplus, thereby eliminating the asymmetry that existed previously.
- Updating the system of premiums set out in the Law by establishing the possibility that all plants will be paid a supplement in the form of a premium over the market price.
- Eliminating the remuneration band for renewable energy facilities of between 80% and 90% of the average reference tariff, as in some cases it prevents compensation from being sufficient for various technologies to be developed.
- Eliminating the limits imposed on the tariff methodology when the average or reference tariff is revised (currently stipulated at a maximum of 1.4% plus an additional 0.6% for deviations).
- Decouple the changes in premiums and prices of facilities operating under the special regime from the most recent increase in the average or reference electricity tariff envisaged for July.
- In order to have a mechanism with which to enable the alternative of bilateral contracting by specific groups of consumers, the medium and long-term contracting period resulting from virtual auctions, which currently has an upper limit of twelve months, is extended.

The measure envisaged for the gas sector is to give equal treatment to all operators storing gas. In order to ensure stability of supply, a provision has been added that guarantees this equality. Specifically, the generally applicable chronological criterion is replaced by a system of distribution based on objective and transparent criteria, and in particular, the previous year's percentage of sales. This provision will allow the use of capacity assignment mechanisms that are better suited to the current needs of the system, allowing optimisation of the existing infrastructure and avoiding monopolistic situations.

- ROYAL DECREE 777/2006, 23 June 2006, modifying Royal Decree 1866/2004, 6 September 2004, approving the national emission rights allocation plan for 2005-2007.

  The reform of the national emission rights allocation plan (PNA) centres on modifying the table in point 3 of the plan that sets out the allocation to the various sectors of industry. Thus:

  1. The volumes of rights and the categories of activities are adapted to the expanded scope of Law 1/2005, following the modifications made by Royal Decree-Law 5/2005, 11 March 2005.
  2. The volume reserved for new entrants is unified.
  3. The upper limits on allocations to each sector are increased, with the corresponding reduction in the volume reserved, in those sectors in which facilities are included with respect to which replacement resources have been considered.

- ROYAL DECREE 774/2006, 23 June 206, modifying the regulations on special taxes approved by Royal Decree 1165/1995, 7 July 1995.

  Law 22/2005, 18 November 2005, transposing into Spanish law various community directives on the taxation of energy products and electricity, and on the tax system applicable to parent companies and subsidiaries in different member states, and regulating the tax system applicable to cross-border contributions to pension funds within the European Union, made modifications to Law 38/1992, 28 December 1992, on special taxes, which in turn required the adaptation of the precepts of the regulation on special taxes, approved by Royal Decree 1165/1995, 7 July 1995.

- ROYAL DECREE 809/2006, 23 June 2006, revising the electricity tariff as of 1 July 2006.

  This Royal Decree establishes the average increase in the average or reference tariff for the sale of electricity after 1 July 2006, setting the increase at 1.38% more than that coming into force on 1 January 2006, and applying it to the tariff structure in force, as the result of increasing the costs in the amount corresponding to the annual payment needed to recoup linearly the net annual value over 14 and a half years the deficit in income in the settlement of regulated activities generated between 1 January 2005 and 31 December 2005, which total 3,810,520 thousand euros.

  The value of the average or reference tariff is set at 7.7644 €/kWh.

  The tariffs for the sale of electricity applied by distributors increase on average overall by 2.07% and the tariffs for access to transport and distribution grids remain unchanged.

- ORDER ITC/2129/2006, 30 June 2006, regulating forward contracts on electricity by distributors in the second half of 2006.

  This order sets out to establish, for the transitional period of the second half of 2006, the obligations of distributors to contract for electricity in the forward market managed by OMIP-OMIClear.

Other provisions of lesser interest are:

- Resolution of 8 February 2006, approving rules for the registration, valuation and notification of greenhouse gas emission rights.

  This resolution implements aspects relating to the accounting treatment of emission rights covered by Law 1/2005, 9 March 2005, regulating the regime for the trading of greenhouse gas emission rights and is also set within the framework of the implementation of the national chart of accounts, approved by Royal Decree 1643/1990, 20 December 1990.

- RESOLUTION of 7 April 2006, by the General Secretariat for Energy, approving operating procedures 8.1 "Definition of grids operated and monitored by the system operator" and 8.2 "Operation of the production and transport system."

  Two operating procedures are approved in this resolution. In 8.1 the grid which the OS is responsible for operating is defined, as are the installations of other grids whose structural details and real time functional variables need to be known in order to guarantee the security and reliability of the operation of the system.

  P.O. 8.2 establishes the basic criteria that will govern the OS's actions in relation to the operation of the system of production and transport for which it is responsible for providing the technical management. It therefore deals with the obligations and actions of all subjects to which this procedure applies.

- RESOLUTION of 28 April 2006, by the General Secretariat for Energy, approving a set of technical and instrumental procedures required for the adequate technical management of the electricity systems on the islands and elsewhere outside mainland Spain.

- RESOLUTION of 11 may 2006, by the General Secretariat for Energy, modifying certain rules of operation of the energy production market.

  In this provision modifications were published to the text of the rules of functioning of the market for the production of electricity so as to include appropriately the content of annex II of RD 1454/05, 2 December 2005, which modified certain provisions relating to the electricity sector, and the content of Instruction 1/2006 describing the procedure for application of the first paragraph of article 4 section 3 of Order ITC/4112/2005, establishing the regime applicable to intracommunity and international exchanges of electricity.

- RESOLUTION of 18 May 2006 by the General Secretariat for Energy, modifying the resolution of 17 March 2006 approving Operating Procedures 4.1 "Resolution of congestion on the France-Spain interconnection" and 3.1 "Generation scheduling" in order to adapt them to Order ITC/4112/2005, 30 December 2005.

  Bearing in mind the agreement reached with the French energy regulating commission (CRE) regarding the rules for assigning capacity for the France-Spain interconnection (IFE rules), which envisage the implementation on 1 June of a coordinated system of explicit annual, monthly, daily and intraday auctions, this resolution modifies that of 17 March in order to proceed with the application of the coordinated auctions in June.

- RESOLUTION of 24 May 2006, by the General Secretariat for Energy, approving rules of operation of the daily and intraday energy production market.

  This resolution includes the rules in a single text in order to systematise them better and reduce their complexity, given the successive modifications they have undergone in the past.

- RESOLUTION of 7 April 2006, by the CNE, modifying the resolution of 26 February 2004, establishing the application of the procedure for the presentation of the self-assessed settlement and the conditions for payment of the fees established in the twelfth additional provision, 2nd and 3rd paragraph, of Law 34/1998, 7 October 1998, in relation to the electricity and gaseous hydrocarbons sector.

- ORDER ITC/1652/2006, 20 April 2006, declaring the definitive cessation of operation of the José Cabrera Nuclear Power station (Guadalajara) and establishing the conditions under which activities at the plant are to take place until its decommissioning is authorised.

- ORDER EHA/1094/2006, of 6 April 2006, implementing the specialities applicable to official secondary markets for derivative financial instruments on energy.

  In accordance with the Final Provision of Royal Decree 1814/1991, 20 December 1991, the aim of this order is to regulate the specialities that, with respect to the rules established in a general way for official secondary markets for financial futures and options, will be applicable to official secondary markets for financial futures and options on energy.

GAS SECTOR

- RESOLUTION of 13 March 2006, by the Directorate-General for Energy Policy and Mines, establishing the detailed protocol for the rules for the technical management of the gas system.

  This resolution published the following detailed protocols relating to the technical management of the gas system:

  PD-01. Measurement.
  PD-02. Procedures for distribution.
  PD-03. Forecasting demand.
  PD-04. Communication mechanisms.
  PD-05. Procedure for determining the energy unloaded by methane ships.
  PD-06. Operating rules for the activities involved in unloading methane ships.

- RESOLUTION of 29 March 2006 by the Directorate-General for Energy Policy and Mines, publishing the new maximum prices for the sale of natural gas for use as a raw material.

- RESOLUTION of 26 April 2006 by the Directorate-General for Energy Policy and Mines, publishing the new maximum prices for the sale of natural gas for use as a raw material.

- RESOLUTION of 29 May 2006 by the Directorate-General for Energy Policy and Mines, publishing the new maximum prices for the sale of natural gas for use as a raw material.

- ROYAL DECREE-LAW 7/2006, 23 June 2006, on the adoption of urgent measures in the energy sector.

  This provision was discussed in the section on the electricity sector.

- RESOLUTION of 26 June 2006 by the Directorate-General for Energy Policy and Mines, publishing the new maximum prices for the sale of natural gas for use as a raw material.

XII – 14. Other significant events

On 9 January 2006, the National Securities Market Commission (CNMV) was notified of the following significant event:

> *"We are pleased to inform you that IBERDROLA has purchased from Naturener 100% of its subsidiary Naturener Eólica, which has 280 megawatts (MW) power generating capacity at an advanced state of implementation in the autonomous regions of Castilla-La Mancha, Andalusia and Castilla-León"...*

On 9 January 2006, the National Securities Market Commission was sent the following notification:

> *"The company sends a note on Iberdrola Portugal's position regarding EDP, Galp and the reorganisation of the Portuguese electricity sector."*

On 18 January 2006, the National Securities Market Commission was sent the following notification:

> *Iberdrola and Gamesa, through the consortium Nuevas Energías Ibéricas, in which the Portuguese companies Visabeira, Alberto Mesquita, MECI and Galucho are also present, have today submitted plans in Lisbon for the construction of five wind turbine generating system manufacturing plants, involving a considerable investment.*

On 27 January 2006, the National Securities Market Commission was sent the following notification:

> *"Iberdrola wishes to inform you that the profit and loss figures for the 2005 financial year (unaudited) will be submitted to the National Securities Market Commission and the stock exchange governing bodies on Thursday 9th February 2006 before the markets open (9.00 a.m. Madrid time).*
>
> *A presentation will be held on the same day in Madrid."*

On 1 February 2006, the National Securities Market Commission was sent the following notification:

"We are please to inform you that, in compliance with the resolution of the Board of Directors, IBERDROLA will be offering its employees, for the second consecutive year, the possibility of receiving part of their variable remuneration in the form of shares. These shares will be distributed in March 2006." ...

On 3 February 2006, the National Securities Market Commission (CNMV) was notified of the following significant event:

"Resolution of the Council of Ministers whereby, in accordance with the provisions of letter b) of article 17 of Law 16/1989, 17 July 1989, on the defence of competition, it has been decided to subordinate observance of the conditions of approval of the economic concentration operation consisting of the exclusive takeover of control of Endesa, S.A. by Gas Natural SDG, S.A."

On 3 February 2006, the National Securities Market Commission was sent the following notification:

Iberdrola sends a press release concerning the government's decision on Gas Natural's takeover bid for Endesa.

On 6 February 2006, the National Securities Market Commission was sent the following notification:

The company announces that the presentation of the profit and loss figures for the 2005 financial year will be put back half an hour: 9/02/06 at 9.30 a.m.

On 9 February 2006, the National Securities Market Commission (CNMV) was notified of the following significant event:

The company reports on its second half 2005 earnings.

On 9 February 2006, the National Securities Market Commission was sent the following notification:

The company sends herewith a presentation on its second half 2005 earnings.

On 22 February 2006, the National Securities Market Commission (CNMV) was notified of the following significant event:

"We are please to inform you that the board of directors of IBERDROLA has today unanimously passed the following resolutions:

I. To formulate the annual accounts, management report and proposed distribution of profits, and the consolidated annual accounts and management report, all referring to the 2005 financial year.

II. To call a general shareholders' meeting to be held on 29 and 30 of March, first and second sessions, respectively, with the following agenda..."

On 23 February 2006, the National Securities Market Commission (CNMV) was notified of the following significant event:

The company sends herewith its Annual Report on Corporate Governance for 2005.

On 24 February 2006, the National Securities Market Commission (CNMV) was notified of the following significant event:

"Further to our notification of 22 inst., please find enclosed copies of the documents relating to the annual shareholders' meeting (hardcopy and scanned on a CD), which are made available to shareholders as of 24 February on its web site and at its registered office, as indicated in the

announcement of the calling of the meeting. The Commission has already received the Report on Corporate Governance." ...

On 28 February 2006, the National Securities Market Commission (CNMV) was notified of the following significant event:

> *"We send you herewith the corrected text of the resolution concerning point nine on the agenda of the general shareholders' meeting which replaces that send on 23 February." ...*

On 2 March 2006, the National Securities Market Commission was sent the following notification:

> *"We are pleased to inform you that on Friday 24 February IBERDROLA, through the consortium Nuevas Energías Ibéricas (NEI), in which Gamesa and the Portuguese companies Visabeira, Alberto Mesquita, MECI and Galucho, are also taking part, submitted its candidacy for the distribution of wind generating capacity in Portugal, called by the Portuguese government in 2005." ...*

On 7 March 2006, the National Securities Market Commission (CNMV) was notified of the following significant event:

> *Unicaja has notified the company that it has increased its stake in Iberdrola to 1.5% of its share capital.*

On 10 March 2006, the National Securities Market Commission was sent the following notification:

> *"Following on from our notification on 1 February, we are pleased to inform you that next week IBERDROLA will proceed to distribute shares in the company to its employees as part of their variable remuneration." ...*

On 30 March 2006, the National Securities Market Commission (CNMV) was notified of the following significant event:

> *"We are pleased to inform you that the ordinary general shareholders' meeting held on 18 March passed, with votes in favour of more than two-thirds of the capital present and represented, all of the resolutions included on the Agenda, of which you were notified on 23 February, the corresponding documents (made available to the shareholders) having been sent to you on 23 of that month." ...*

On 5 April 2006, the National Securities Market Commission was sent the following notification:

> *The company sends herewith a press release on the Renewable Energy conference held in Toledo.*

On 17 April 2006, the National Securities Market Commission was sent the following notification:

> *The company submits herewith its energy balance for the first quarter of 2006.*

On 17 April 2006, the National Securities Market Commission was sent the following notification:

> *The company hereby reports on its first quarter 2006 earnings.*

On 27 April 2006, the National Securities Market Commission (CNMV) was notified of the following significant event:

> *The company hereby reports on its first quarter 2006 earnings.*

On 27 April 2006, the National Securities Market Commission (CNMV) was notified of the following significant event:

The company hereby gives notice that Iberdrola Portugal has increased its stake in EDP (Energias de Portugal) from 5.7% to 9.5% of the company's share capital.

On 27 April 2006, the National Securities Market Commission (CNMV) was notified of the following significant event:

The company hereby expands upon the information given on the increase in its stake in the share capital of EDP –Energias de Portugal.

On 27 April 2006, the National Securities Market Commission was sent the following notification:
The company sends herewith its presentation on its first quarter 2006 earnings.

On 2 May 2006, the National Securities Market Commission (CNMV) was notified of the following significant event:

Iberdrola has entered the US wind energy market with the signing of a contract for the purchase of 100% of the company Community Energy Inc. (CEI), headquartered in Wayne (Pennsylvania). Iberdrola has also signed a framework agreement with Bayannaoer town council, northern China, to study the siting of at least 1,000 MW of wind generating capacity.

On 16 May 2006, the National Securities Market Commission was sent the following notification:

On 16 May 2006, the National Securities Market Commission was sent the following notification:

The company sends herewith a press release on the selection of candidates for 500 jobs with the Consorcio Novas Energias Ibericas (NEI) in the Portuguese regions of Beira Interior and Valle del Sousa. The NEI consortium is led by Iberdrola and Gamesa, and it also includes the Portuguese companies Visabeira, Alberto Mesquita, MECI and Galucho.

On 1 June 2006, the National Securities Market Commission was sent the following notification:

"We are pleased to inform you that Iberdrola intends to offer its shareholders a dividend reinvestment programme, whereby shareholders voluntarily joining this programme will be able to reinvest their dividends in the Company's shares..."

On 28 June 2006, the National Securities Market Commission was sent the following notification:

The company hereby gives notice that on 3 July 2006 it will pay out the supplementary dividend from the 2005 financial year of 0.51810171 gross per share.

Security reference

GENERAL

Version: 5.1.3

INFORMATION RELATING TO:

PERIOD First half-year **YEAR** 2006

I. IDENTIFYING DETAILS OF ISSUER

Company name:

IBERDROLA, S.A.

Registered address:

C/ CARDENAL GARDOQUI, 8 -48008 BILBAO

Tax ID No.

A -48010615

Persons taking responsibility for this information, posts they hold and identification of the powers of attorney or other powers enabling them to represent the company:

JOSE LUIS SAN PEDRO GUERENABARRENA

Operations Manager

By power of attorney delivered before Mr José Mª Arriola Arana, notary public in Bilbao, on 8 March 1994, original record of deeds number 659.

Signed:

HALF-YEAR INFORMATION CONTENT
(mark with an X if applicable)

		Code	Individual	Consolidated
I.	Identifying details of issuer	0010	X	
II.	Variation in consolidated group	0020		X
III.	Accounting policies and valuation standards	0030	X	X
IV.	Balance sheet (*)	0040	X	X
V.	Profit and loss statement (*)	0050	X	X
VI.	Comparative consolidated balance sheet	0060		
VII.	Distribution of business by net turnover	0070	X	X
VIII.	Number of employees	0080	X	X
IX.	Progress of business	0090	X	X
X.	Issues, redemptions or repayments of debentures	0100	X	X
XI.	Dividends distributed	0110	X	
XII.	Significant events	0120	X	X
XIII.	Annex explaining significant events	0130	X	X
XIV.	Related-party transactions	0140	X	X
XV.	Special auditors' report	0150		

(*) With respect to consolidated information, only the balance sheet and profit and loss statements applicable under current legislation are to be completed.

II. VARIATION IN THE COMPANIES MAKING UP THE CONSOLIDATED GROUP (1)

NEW ENTRIES:

Renewables subgroup:
PARQUES EOLICOS REUNIDOS
IBERDROLA RENEWABLE ENERGIES USA, LTD.
COMMUNITY ENERGY INC.

Brazil subgroup:
GOIAS SUL PCH
BAGUARI-UHE

Mexico subgroup:
IBERDROLA SERVICIOS DE CAPACITACION

During the 2006 financial year Grupo Iberdrola has purchased and set up a number of companies that will be included within the scope of consolidated interim and annual accounts. The breakdown of these companies is as follows:

Renewables subgroup:
GLOBAL SOLAR ENERGY, S.A.
HIGHER DARRACOTT MOOR WIND FARM LIMITED
ELECTRA MALVANA, S.A.
ELECTRA DE SIERRA DE SAN PEDRO, S.A.
ELECTRA MALVANA, S.A.
ECOBARCIAL, S.A.
DELTUS
SISTEMAS ENERGÉTICOS LOS CAMPILLOS, S.A.

Non-energy subgroup
IBERD-ROS, S.L.

Iberdrola engineering and construction subgroup
IBERDROLA ENGINEERING AND CONSTRUCTION POLAND SP. Z.O.O.
IBERDROLA INGENIERIA Y CONSTRUCCION UK LTD.
IBERDROLA INZHINIRING I STROITEISTVO LIMITED LIABILITY COMPANY
IBERDROLA INGENIERIA Y CONSTRUCCIÓN VENEZUELA, S.A.
IBERINCO HELLAS TECHNIKI KAI KATASKEVASTIKI EPE
IBERINCO ENGINEERING AND CONSTRUCTION, US. INC

The impact of not consolidating these companies with the group at the half-year end in June 2006 is not significant. This is basically because these companies are not yet active businesses.

III. ACCOUNTING POLICIES AND VALUATION STANDARDS

(The principles and criteria of registration and valuation envisaged in the legislation in force must be used to prepare the financial and accounting data in the annual accounts for the financial year to which this periodically published report refers and which is used in the preparation of the financial and accounting data and information included in this report). If, exceptionally, generally accepted accounting principles and criteria required by the legislation in force were not applied to the data and information included herein, this fact must be stated and adequately explained. The influence that the non-application of these accounting principles and criteria might have on the net worth, financial situation and profit or loss of the company or consolidated group must also be explained. Additionally, with similar scope to the foregoing, any modifications that may have taken place in the accounting criteria used in the preparation of the information herewith must be mentioned and discussed. If the same accounting principles, criteria and policies have been applied as when preparing the preceding year's annual accounts, and if they coincide with those envisaged in the accounting regulations in force which are applicable to the company, this must also be expressly stated. When, in accordance with the applicable legislation, adjustments and/or reclassifications have taken place in the preceding period, due to changes in accounting policies, corrections of errors or changes in the classification of items, this section will include the quantitative and qualitative information necessary to understand these adjustments and/or reclassifications).

On 21 July the information sent on 20 July was modified as an error was detected in the classification of the items "Other income 4510" and "Staff costs 4540" in the profit and loss statement of the consolidated group.

	Reported 20-07-2006	modified 21-07-06
Other income	189,603	105,643
Staff costs	-515,075	-431,115

LEGISLATION IN FORCE

The financial and accounting information included in this regular published report was prepared, as far as the consolidate data are concerned, in accordance with International Financial Reporting Standards (IFRS), these being understood to be those adopted by the European Commission under the procedure established by Regulation (EC) No. 1606/2002 of the European Parliament and of the Council, 19 July 2002.

The foregoing applies both to the information in the half-yearly interim report on the year's profits and the comparison with the previous financial year's figures.

CHANGES IN ACCOUNTING CRITERIA

On 28 February the official state gazette (BOE) published Royal Decree-Law 3/2006 of 24 February 2006, modifying the mechanism for matching offers for sale and purchase of energy submitted simultaneously to the daily and intraday production market by electricity sector entities belonging to the same business group.

This Royal Decree-Law is pending implementation, and therefore until its effective scope is clarified, the main implications for this regularly published information are:

- Cancellation of freely allocated emission rights: In half-yearly reporting:
- Emission rights are recognised under the heading of intangible assets.
- An account payable is established for those allocated emission rights the value of which corresponds to the market value of emission rights at the time of their allocation.
- The balancing item of the provision set aside for the consumption of emission rights will be the profit and loss account, under the heading "Raw materials and consumables".

- The provisional price to be considered by the National Energy Commission (CNE) for the settlement of regulated activities will be the average cost envisaged in the 2006 tariff for energy generated in the ordinary regime for mainland Spain, including the cost of adjustment services and the power guarantee, which is 42.35 €/MWh.

With the exception of the above, the same accounting principles, criteria and policies have been applied in the half-yearly information as in the annual accounts.

IV. INDIVIDUAL BALANCE SHEET OF THE COMPANY

Units: Thousands of euros

ASSETS

			CURRENT YEAR	PREVIOUS YEAR
A)	UNCALLED SHAREHOLDER CAPITAL	0200	0	0
I.	Formation expenses	0210	0	0
II.	Intangible fixed assets	0220	**178,641**	**189,918**
II.1.	Rights on goods held under financial leasing agreements	0221	104,133	113,438
II.2.	Other intangible assets	0222	74,508	76,480
III.	Tangible fixed assets	0230	623,313	638,600
IV.	Financial assets	0240	12,814,314	12,445,224
V.	Long-term treasury stock	0250	1,083	90
VI.	Long-term commercial receivables	0255	1,299,112	49,672
B)	FIXED AND OTHER NON-CURRENT ASSETS (2)	0260	**14,916,463**	**13,323,504**
C)	DEFERRED EXPENSES (3)	0280	102,934	115,054
I.	Called shareholder capital	0290	0	0
II.	Inventory	0300	67,483	32,782
III.	Receivables	0310	5,848,253	20,850,265
IV.	Temporary Financial Investments	0320	839,916	2,153,681
V.	Short-term treasury stock	0330	0	0
VI.	Cash at bank and in hand	0340	12	14,891
VII.	Accruals and prepayments	0350	21,971	16,496
D)	CURRENT ASSETS	0360	**6,777,635**	**23,068,115**
	TOTAL ASSETS (A + B + C + D)	0370	**21,797,032**	**36,506,673**

LIABILITIES

			CURRENT YEAR	PREVIOUS YEAR
I.	Subscribed capital	0500	2,704,648	2,704,648
II.	Reserves	0510	3,356,365	3,357,739
III.	Profit or loss brought forward	0520	1,049,381	1,046,751
IV.	Profit or loss from period	0530	9,258	199,871
V.	Interim dividends distributed during the year	0550	0	0
A)	EQUITY	0560	**7,119,652**	**7,309,009**
B)	DEFERRED INCOME (4)	0590	45,289	48,438
C)	PROVISION FOR LIABILITIES AND CHARGES	0600	683,556	464,729
I.	Issues of bonds and other tradable securities	0610	1,143,185	850,827
II.	Amounts owed to credit institutions	0615	3,612,999	3,456,774
III.	Owing to group and affiliated companies	0620	6,489,344	3,882,376
IV.	Long-term commercial payables	0625	0	0
V.	Other long-term payables	0630	65,808	74,654
D)	LONG TERM ACCOUNTS PAYABLE	0640	**11,311,336**	**8,264,631**
I.	Issues of bonds and other tradable securities	0650	47,569	65,436
II.	Amounts owed to credit institutions	0655	427,338	997,483
III.	Owing to group and affiliated companies	0660	1,201,896	18,143,046
IV.	Trade accounts payable	0665	361,683	863,199
V.	Other short-term payables	0670	595,247	350,322
VI.	Accruals and deferred income	0680	3,240	154
E)	SHORT TERM ACCOUNTS PAYABLE (5)	0690	**2,636,973**	**20,419,640**
F)	PROVISIONS FOR SHORT-TERM LIABILITIES AND CHARGES	0695	226	226
	TOTAL LIABILITIES (A + B + C + D + E + F)	0700	**21,797,032**	**36,506,673**

V. INDIVIDUAL PROFIT AND LOSS OF THE COMPANY

Units: Thousands of euros			CURRENT YEAR		PREVIOUS YEAR	
			Amount	%	Amount	%
+	Net turnover (6)	0800	1,401,978	100.00%	1.591.537	100.00%
+	Other income (7)	0810	154,367	11.01%	207.070	13.01%
+/-	Variation in stocks of finished and part-finished goods	0820	0	0.00%	0	0.00%
=	TOTAL VALUE OF PRODUCTION	0830	**1,556,345**	111.01%	**1.798.607**	113.01%
-	Net purchases	0840	-1,247,820	-89.00%	-1.508.556	-94.79%
+/-	Variation in stocks of goods. raw materials and other consumables	0850	0	0.00%	0	0.00%
-	External and operating expenses (8)	0860	-105,230	-7.51%	-130.113	-8.18%
=	ADJUSTED VALUE ADDED	0870	**203,295**	14.50%	**159.938**	10.05%
+/-	Other income and expenses (9)	0880	0	0.00%	0	0.00%
-	Staff costs	0890	-105,017	-7.49%	-124.029	-7.79%
=	GROSS OPERATING INCOME	0900	**98,278**	7.01%	**35.909**	2.26%
-	Depreciation charges for fixed assets	0910	-44,248	-3.16%	-42.363	-2.66%
-	Charges to reversion fund	0915	0	0.00%	0	0.00%
+/-	Variation in working capital provisions (10)	0920	-1,543	-0.11%	-1.020	-0.06%
=	NET OPERATING INCOME	0930	**52,487**	3.74%	**-7.474**	-0.47%
+	Income from interest and similar	0940	258,251	18.42%	174.590	10.97%
-	Interest expenses and similar	0950	-297,760	-21.24%	-323.192	-20.31%
+	Capitalised interest and exchange rate differences	0960	325	0.02%	206	0.01%
+/-	Depreciation charges and financial provisions (11)	0970	0	0.00%	0	0.00%
=	INCOME FROM ORDINARY BUSINESS	1020	**13,303**	0.95%	**-155.870**	-9.79%
+/-	Profit/loss on intangible assets. materials and control portfolio (12)	1021	9,743	0.69%	24.727	1.55%
+/-	Variation in provisions for intangible assets. materials and control portfolio (13)	1023	41,801	2.98%	277.439	17.43%
+/-	Profit/loss on transactions involving company's own shares and bonds (14)	1025	1,451	0.10%	-155	-0.01%
+/-	Profit or loss brought forward (15)	1026	291	0.02%	-101	-0.01%
+/-	Other extraordinary profit or loss (16)	1030	-2,872	-0.20%	-512	-0.03%
=	PROFIT BEFORE TAX	1040	**63,717**	4.54%	**145.528**	9.14%
+/-	Corporation tax	1042	-54,459	-3.88%	54.343	3.41%
=	PROFIT OR LOSS ON YEAR	1044	**9,258**	0.66%	**199.871**	12.56%

IV. BALANCE SHEET OF CONSOLIDATED GROUP
(PREPARED USING ACCOUNTING STANDARDS IN FORCE IN SPAIN)

Units: Thousands of euros

ASSETS

			CURRENT YEAR	PREVIOUS YEAR
A)	UNCALLED SHAREHOLDER CAPITAL	1200		
I.	Formation expenses	1210		
II.	Intangible fixed assets	1220		
II.1.	Rights on goods held under financial leasing agreements	1221		
II.2.	Other intangible assets	1222		
III.	Tangible fixed assets	1230		
IV.	Financial assets	1240		
V.	Long-term shares in the dominant company	1250		
VI.	Long-term commercial receivables	1255		
B)	FIXED AND OTHER NON-CURRENT ASSETS (2)	1260		
C)	DEFERRED EXPENSES (3)	1280		
D)	DEFERRED EXPENSES (3)	1280		
I.	Called shareholder capital	1290		
II.	Inventory	1300		
III.	Receivables	1310		
IV.	Temporary Financial Investments	1320		
V.	Short-term shares in the dominant company	1330		
VI.	Cash at bank and in hand	1340		
VII.	Accruals and prepayments	1350		
D)	CURRENT ASSETS	1360		
	TOTAL ASSETS (A + B + C + D + E)	1370		

LIABILITIES

			CURRENT YEAR	PREVIOUS YEAR
I.	Subscribed capital	1500		
II.	Reserves of dominant company	1510		
III.	Reserves of consolidated companies (17)	1520		
IV.	Conversion differences (18)	1530		
V.	Profit/loss attributed to the dominant company	1540		
VI.	Interim dividends distributed during the year	1550		
A)	EQUITY	1560		
B)	EXTERNAL SHAREHOLDERS	1570		
C)	NEGATIVE CONSOLIDATION DIFFERENCE	1580		
D)	DEFERRED INCOME (4)	1590		
E)	PROVISION FOR LIABILITIES AND CHARGES	1600		
I.	Issues of bonds and other tradable securities	1610		
II.	Amounts owed to credit institutions	1615		
III.	Long-term commercial payables	1625		
IV.	Other long-term payables	1630		
F)	LONG TERM ACCOUNTS PAYABLE	1640		
I.	Issues of bonds and other tradable securities	1650		
II.	Amounts owed to credit institutions	1655		
III.	Trade accounts payable	1665		
IV.	Other short-term payables	1670		
V.	Accruals and prepayments	1680		
G)	SHORT TERM ACCOUNTS PAYABLE (4)	1690		
H)	PROVISIONS FOR SHORT-TERM LIABILITIES AND CHARGES	1695		
	TOTAL LIABILITIES (A + B + C + D + E + F + G + H)	1700		

V. PROFIT/LOSS OF CONSOLIDATED GROUP
(PREPARED USING ACCOUNTING STANDARDS IN FORCE IN SPAIN)

Units: Thousands of euros

			CURRENT YEAR		PREVIOUS YEAR	
			Amount	%	Amount	%
+	Net turnover (6)	1800				
+	Other income (7)	1810				
+/-	Variation in stocks of finished and part-finished goods	1820				
=	TOTAL VALUE OF PRODUCTION	1830				
-	Net purchases	1840				
+/-	Variation in stocks of goods, raw materials and other consumables	1850				
-	External and operating expenses (8)	1860				
=	ADJUSTED VALUE ADDED	1870				
+/-	Other income and expenses (9)	1880				
-	Staff costs	1890				
=	GROSS OPERATING INCOME	1900				
-	Depreciation charges for fixed assets	1910				
-	Charges to reversion fund	1915				
+/-	Variation in working capital provisions (10)	1920				
=	NET OPERATING INCOME	1930				
+	Income from interest and associated charges	1940				
-	Interest expenses and similar	1950				
+	Capitalised interest and exchange rate differences	1960				
+/-	Depreciation charges and financial provisions (11)	1970				
+/-	Profit/loss from conversions (19)	1980				
+/-	Share of earnings valued by equity method	1990				
-	Amortisation of consolidation goodwill	2000				
+	Reversion of negative consolidation differences	2010				
=	INCOME FROM ORDINARY BUSINESS	2020				
+/-	Profit/loss on intangible assets, materials and control portfolio (12)	2021				
+/-	Variation in provisions for intangible assets, materials and control portfolio (13)	2023				
+/-	Profit/loss on transactions involving company's own shares and bonds (14)	2025				
+/-	Profit or loss brought forward (15)	2026				
+/-	Other extraordinary profit or loss (16)	2030				
=	CONSOLIDATED PROFIT BEFORE TAX	2040				
+/-	Corporation tax	2042				
=	CONSOLIDATED PROFIT OR LOSS ON YEAR	2044				
+/-	Profit/loss attributed to external shareholders	2050				
=	PROFIT/LOSS FROM YEAR ATTRIBUTED TO THE DOMINANT COMPANY	2060				

IV. BALANCE SHEET OF CONSOLIDATED GROUP
(APPLYING INTERNATIONAL FINANCIAL REPORTING STANDARDS)

			CURRENT YEAR	PREVIOUS YEAR
I.	Tangible fixed assets	4000	20,014,236	18,966,516
II.	Real-estate investments	4010	559,944	291,222
III.	Goodwill	4020	52,163	51,600
IV.	Other intangible assets	4030	906,801	718,608
V.	Non-current financial assets	4040	1,532,223	1,305,449
VI.	Investments registered on the accounts on a proportional basis	4050	492,716	565,865
VII.	Biological assets	4060	0	0
VIII.	Deferred tax assets	4070	1,138,403	1,085,924
IX.	Other non-current assets	4080	1,986,129	77,409
A)	NON-CURRENT ASSETS	4090	26,682,615	23,062,593
I.	Biological assets	4100	0	0
II.	Inventory	4110	1,269,381	1,360,911
III.	Trade and other accounts receivable	4120	2,273,712	2,601,807
IV.	Other current financial assets	4140	574,362	1,070,618
V.	Current income tax assets	4150	935,938	531,436
VI.	Other current assets	4160	44,814	32,179
VII.	Cash and cash equivalents	4170	231,827	212,503
	Subtotal for current assets	4180	5,330,034	5,809,454
VIII.	Non-current assets classified as held for sale and from discontinued operations	4190	0	0
B)	CURRENT ASSETS	4195	5,330,034	5,809,454
	TOTAL ASSETS (A + B)	4200	32,012,649	28,872,047

	LIABILITIES AND EQUITY FOR YEAR		CURRENT YEAR	PREVIOUS YEAR
I.	Capital	4210	2,704,648	2,704,648
II.	Other reserves (20)	4220	5,780,948	5,517,093
III.	Accrued earnings (21)	4230	817,794	653,015
IV.	Other net asset instruments	4235	0	0
V.	Less: Treasury stock	4240	-2,545	-180
VI.	Exchange rate differences	4250	4,928	149,782
VII.	Other valuation adjustments	4260	318,563	-30,727
VIII.	Revaluation reserve for non-current assets classified as held for sale and from discontinued operations	4265	0	0
IX.	Less: Interim dividend	4270	0	0
	ASSETS ATTRIBUTED TO EQUITY HOLDERS OF THE DOMINANT COMPANY	4280	9,624,336	8,993,631
X.	Minority interests	4290	170,380	120,823
A)	EQUITY	4300	9,794,716	9,114,454
I.	Issues of bonds and other tradable securities	4310	7,833,190	5,063,291
II.	Amounts owed to credit institutions	4320	5,052,956	4,740,057
III.	Other financial assets	4330	0	0
IV.	Deferred tax liabilities	4340	660,907	621,787
V.	Provisions	4350	1,443,764	1,348,627
VI.	Other non-current liabilities (22)	4360	974,856	1,100,134
B)	NON-CURRENT LIABILITIES	4370	15,965,673	12,873,896
I.	Issues of bonds and other tradable securities	4380	691,026	1,335,712
II.	Amounts owed to credit institutions	4390	812,490	1,349,719
III.	Trade and other accounts payable	4400	2,836,620	2,973,155
IV.	Other financial assets	4410	0	0
V.	Provisions	4420	402,376	44,947
VI.	Current income tax liabilities	4430	1,223,422	770,069
VII.	Other current liabilities	4440	286,326	410,095
	Subtotal for current liabilities	4450	6,252,260	6,883,697
VIII.	Liabilities directly associated with non-current assets classified as held for sale and from discontinued operations	4465	0	0
C)	CURRENT LIABILITIES	4470	6,252,260	6,883,697
	TOTAL LIABILITIES AND ASSETS (A + B + C)	4480	32,012,649	28,872,047

V. PROFIT/LOSS OF CONSOLIDATED GROUP
(APPLYING INTERNATIONAL FINANCIAL REPORTING STANDARDS)

Units: Thousands of euros

			CURRENT YEAR		PREVIOUS YEAR	
			Amount	%	Amount	%
+	Net turnover	4500	5,496,592	100.00%	5,418,512	100,00%
+	Other income	4510	105,643	1.92%	186,036	3,43%
+/-	Variation in stocks of finished or part-finished goods	4520	-79	0.00%	1,461	0,03%
-	Raw materials and consumables	4530	-2,650,743	-48.23%	-3,117,242	-57,53%
-	Staff costs	4540	-431,115	-7.84%	-392,478	-7,24%
-	Depreciation charges	4550	-503,687	-9.16%	-469,650	-8,67%
-	Other expenses	4560	-628,056	-11.43%	-515,158	-9,51%
=	**OPERATING PROFIT/(LOSS)**	4570	**1,388,555**	25.26%	**1,111,481**	20,51%
+	Financial income	4580	153,715	2.80%	138,814	2,56%
-	Interest and related expenses	4590	-428,781	-7.80%	-323,163	-5,96%
+/-	Exchange rate differences (net)	4600	1,506	0.03%	-3,454	-0,06%
+/-	Profit/loss due to changes in value of financial instruments at fair value (net)	4610	0	0.00%	0	0,00%
+/-	Profit/loss due to changes in value of non-financial assets at fair value (net)	4620	0	0.00%	0	0,00%
+/-	Profit/loss due to deterioration/reversion of deterioration of assets (net)	4630	0	0.00%	0	0,00%
+/-	Participation in the results from year of associates and joint businesses registered on the accounts on a proportional basis	4640	12,463	0.23%	25,244	0,47%
+/-	Profit/loss from sale of non-current assets or valuation of non-current assets classified as being held for sale not included among those from discontinued operations (net)	4650	152,632	2.78%	25,454	0,47%
+/-	Other profit or loss (net)	4660	0	0.00%	-8,333	-0,15%
=	**PROFIT/(LOSS) FROM ONGOING BUSINESS BEFORE TAX**	4680	**1,280,090**	23.29%	**966,043**	17,83%
+/-	Income tax expense	4690	-448,306	-8.16%	-305,890	-5,65%
=	**PROFIT/(LOSS) FROM ONGOING BUSINESS**	4700	**831,784**	15.13%	**660,153**	12,18%
+/-	Profit/loss after tax of discontinued operations (net) (23)	4710	0	0.00%	0	0,00%
=	**PROFIT/(LOSS) ON YEAR**	4720	**831,784**	15.13%	**660,153**	12,18%
+/-	Minority interests	4730	-13,990	-0.25%	-7,138	-0,13%
=	**PROFIT/(LOSS) ATTRIBUTABLE TO EQUITY HOLDERS OF THE DOMINANT COMPANY**	4740	**817,794**	14.88%	**653,015**	12,05%

VI. CONSOLIDATED BALANCE SHEET COMPARING THE SPANISH STANDARDS IN FORCE AND THE INTERNATIONAL FINANCIAL REPORTING STANDARDS ADOPTED

Units: Thousands of euros

	ASSETS		START OF 2005 (IFRS)	CLOSE OF 2004 (SPANISH STANDARDS)
I.	Formation expenses	5000		
II.	Tangible fixed assets	5010		
III.	Real-estate investments	5020		
IV.	Goodwill	5030		
V.	Other intangible assets	5040		
VI.	Non-current financial assets	5050		
VII.	Long-term shares in the dominant company	5060		
VIII.	Other non-current assets	5070		
A)	LONG-TERM/NON-CURRENT ASSETS	5080		
B)	DEFERRED EXPENSES	5090		
I.	Inventory	5100		
II.	Trade and other accounts receivable	5110		
III.	Other current financial assets	5120		
IV.	Short-term shares in the dominant company	5130		
V.	Other current assets	5140		
VI.	Cash and cash equivalents	5150		
	Subtotal	5160		
VIII.	Non-current assets classified as held for sale and from discontinued operations	5170		
C)	CURRENT ASSETS	5175		
	TOTAL ASSETS (A + B + C)	5180		

	LIABILITIES AND EQUITY		START OF 2005 (IFRS)	CLOSE OF 2004 (SPANISH STANDARDS)
I.	Capital	5190		
II.	Reserves	5200		
	Of which: adjustment of reserves for transition to IFRS (*)	5210		
III.	Other net asset instruments	5215		
IV.	Less: Treasury stock	5220		
V.	Valuation adjustments	5230		
VI.	Profit or loss on the financial year	5240		
VII.	Less: Interim dividend	5250		
A)	EQUITY UNDER SPANISH STANDARDS / EQUITY ATTRIBUTED TO HOLDERS OF EQUITY IN THE DOMINANT COMPANY	5260		
B)	MINORITY INTERESTS	5270		
	TOTAL EQUITY ACCORDING TO IFRS (A + B)	5280		
C)	NEGATIVE CONSOLIDATION DIFFERENCE	5290		
D)	DEFERRED INCOME	5300		
I.	Issues of bonds and other tradable securities	5310		
II.	Amounts owed to credit institutions	5320		
III.	Provisions	5330		
IV.	Other non-current liabilities	5340		
E)	LONG-TERM/NON-CURRENT LIABILITIES	5350		
I.	Issues of bonds and other tradable securities	5360		
II.	Amounts owed to credit institutions	5370		
III.	Trade and other accounts payable	5380		
IV.	Provisions	5390		
V.	Other current liabilities	5400		
	Subtotal	5410		
VI.	Liabilities directly associated with non-current assets classified as held for sale and from discontinued operations	5420		
F)	SHORT-TERM/CURRENT LIABILITIES	5425		
	TOTAL LIABILITIES AND EQUITY (A + B + C + D + E + F)	5430		

(*) Line for information only, the amounts are not calculated arithmetically to obtain the figure for the "Equity according to IFRS".

VII. DISTRIBUTION OF NET TURNOVER BY ACTIVITY

	ACTIVITY		INDIVIDUAL Current year	INDIVIDUAL Previous year	CONSOLIDATED Current year	CONSOLIDATED Previous year
	MAIN BUSINESS	2100	643,360	1,087,875	4.526.968	4.634.968
	SALE OF GAS	2105	596,823	433,367	374.700	234.644
	TELECOMMUNICATIONS	2110	19,378	17,169	11.310	9.563
	OTHER	2115	142,417	53,126	583.614	539.337
		2120				
		2125				
		2130				
		2135				
		2140				
(*)	Completed construction work pending certification	2145				
	Total net turnover	**2150**	**1,401,978**	**1,591,537**	**5.496.592**	**5.418.512**
	Domestic Market	**2160**	1,401,978	1,591,537	4.361.917	4.588.250
	Exports: European Union	**2170**				
	OECD Countries	**2173**			662.135	504.847
	Other countries	**2175**			472.540	325.415

(*) To be completed by construction companies only

VIII. AVERAGE NUMBER OF PERSONS EMPLOYED OVER THE COURSE OF THE PERIOD

		INDIVIDUAL Current year	INDIVIDUAL Previous year	CONSOLIDATED Current year	CONSOLIDATED Previous year
TOTAL PERSONS EMPLOYED	3000	2,137	2,528	17,749	16,815

IX. PROGRESS OF BUSINESS

(The information to be included in this section, as well as complying with the provisions of the instructions for the completion of this half-yearly report, must expressly state the following points: progress of revenues and costs incurred in earning those revenues; composition and analysis of the main operations enabling extraordinary earnings, if any, to be obtained; comments on any significant investments and divestments, explaining their effect on the company's working capital and in particular on its cash position; adequate explanation of the nature and effects of any items that have caused a significant change in revenues or earnings in the current half-year, with respect to the preceding period. Additionally, those companies sending a balance sheet and profit and loss statement for a consolidated group in accordance with the IFRS adopted, must provided detailed information about those operations with a significant impact on the financial position, profit or loss, and equity of the company or its group as a result in the deterioration of assets or their reversion, from the valuation of assets and liabilities at fair value, including derivative instruments and accounting hedges, differences in exchange rates, provisions, business combinations, operations classified as "discontinued" or any other operation with a significant effect, and a description of material changes under the heading "non-current assets classified as being held for sale and from discontinued operations" and related liabilities, significant variations in the risk taken on, and transactions to mitigate it, and events subsequent to the end of the year, which although significant, have not been reflected in the financial information presented. Lastly, any comments on the consolidated financial statements and on the individual financial statements should be clearly distinguishable from one another).

- In annex

X.1.) ISSUES, REDEMPTIONS OR REPAYMENTS OF DEBENTURES

(This section is to include individualised information on each issue, redemption or repayment of debentures since the beginning of the financial year by the company obliged to publish periodic information, or by any entity within the scope of consolidation with it, indicating for each issue, redemption or repayment the information detailed in the boxes below. This information must be supplied separately so as to distinguish between the issues, reimbursements or repayments that, in relation to an issue or share placement, have required the registration of an information prospectus with a competent authority (24) in a member state of the European Union, from those that have not. In the case of issues, reimbursements or repayments by associates or any entity other than the dominant company, dependent companies or multigroup companies, this information will only be included insofar as the issue or repayment is guaranteed, in whole or in part, by the dominant company, or any dependent or multigroup entity. Share issues or placements in the money market (25) may be aggregated (26) by type of operation (27), as may issues by a single entity, within a single country, provided they are of similar characteristics. In the case of issues, redemptions or repayments that take place through a "special purpose entity" (28), this fact must be expressly stated).

Issue, redemption or repayment of debentures whose issue or placement has required registration of a brochure with a competent authority (34) in the European Union												
			Characteristics of the issue, redemption or repayment of debentures									
Issuing entity	*Relationship (29)*	*Country of domicile*	*Operation (27)*	*ISIN Code (30)*	*Type of securities*	*Date of issue/redemption*	*Outstanding balance*	*Interest rate*	*Redemption and mode of repayment*	*Market(s) where listed*	*Credit rating*	*Collateral posted (31)*
Iberdrola Finanzas SAU	Dependent	SPAIN	Issues	XS0242656766	Bonds (EMTN)	09/02/06	250,000,000	2.72	Single 2009	Luxembourg stock exchange	A2(M); A+(S&P, FITCH)	Iberdrola S.A.
Iberdrola Finanzas SAU	Dependent	SPAIN	Issues	XS0245128607	Bonds (EMTN)	22/02/06	100,000,000	2.73	Single 2009	Luxembourg stock exchange	A2(M); A+(S&P, FITCH)	Iberdrola S.A.
Iberdrola Finanzas SAU	Dependent	SPAIN	Issues	XS0245792717	Bonds (EMTN)	06/03/06	300,000,000	2.75	Single 2007	Luxembourg stock exchange	A2(M); A+(S&P, FITCH)	Iberdrola S.A.
Iberdrola Finanzas SAU	Dependent	SPAIN	Issues	XS0246665573	Bonds (EMTN)	15/03/06	75,000,000		Single 2021	Luxembourg stock exchange	A2(M); A+(S&P, FITCH)	Iberdrola S.A.
Iberdrola Finanzas SAU	Dependent	SPAIN	Issues	XS0254615411	Bonds (EMTN)	25/05/06	102,900,000	3.07	Single 2036	Luxembourg stock exchange	A2(M); A+(S&P, FITCH)	Iberdrola S.A.
Iberdrola Finanzas SAU	Dependent	SPAIN	Issues	XS0255778333	Bonds (EMTN)	30/05/06	288,976,000	5.25	Single 2010	Luxembourg stock exchange	A2(M); A+(S&P, FITCH)	Iberdrola S.A.
Iberdrola Finanzas SAU	Dependent	SPAIN	Issues	XS0258938165	Bonds (EMTN)	28/06/06	300,000,000	3.18	Single 2010	Luxembourg stock exchange	A2(M); A+(S&P, FITCH)	Iberdrola S.A.
Iberdrola Internacional BV	Dependent	NETHERLANDS	Repayment		Notes (EMTN)	15/04/06	0	3.25	Single 2006	Luxembourg stock exchange	A1(M);AA(SP, FITCH)	Iberdrola S.A.
Iberdrola Internacional BV	Dependent	NETHERLANDS	Repayment		Notes (EMTN)	15/04/06	0	3.25	Single 2006	Luxembourg stock exchange	A1(M);AA(SP, FITCH)	Iberdrola S.A.
Iberdrola Internacional BV	Dependent	NETHERLANDS	Repayment		Notes (EMTN)	13/02/06	0	2.42	Single 2006	Luxembourg stock exchange	A1(M);AA(SP, FITCH)	Iberdrola S.A.
Iberdrola Internacional BV	Dependent	NETHERLANDS	Repayment		Notes (EMTN)	17/02/06	0	2.44	Single 2006	Luxembourg stock exchange	A1(M);A+(SP)	Iberdrola S.A.
Iberdrola Internacional BV	Dependent	NETHERLANDS	Issues	Others	Notes (ECP)		635,901,774	2.78	Single, with average to repayment of 55.18 days	Not listed	P1(M); A-1(S&P), F1(FITCH)	Iberdrola S.A.
Iberdrola, S.A.		SPAIN	Issues	Others	Promissory notes (prog.)		781,050,000	2.98	Single, with average to repayment of 172.40 days	AIAF market	No rating	
Iberdrola, S.A. (Iberduero May 57)		SPAIN	Repayment	ES0244580116	Simple bonds	02/01/06	82,337	6.75	Annual until 2007	Spanish Stock Exchange	No rating	
Iberdrola, S.A. (Iberduero Apr 58)		SPAIN	Repayment	ES0244580124	Simple bonds	02/01/06	174,891	6.75	Annual until 2008	Spanish Stock Exchange	No rating	
Iberdrola, S.A. (May 93)		SPAIN	Repayment	ES0244580504	Simple bonds	24/05/06	0	11.20	50% 24/05/05 and 50% 24/05/06 (reduction in nominal amt)	AIAF	No rating	
Issue, redemption or repayment of debentures whose issue or placement has not required registration of a brochure with a competent authority (24) in the European Union												
			Characteristics of the issue, redemption or repayment of debentures									
Issuing entity	*Relationship (29)*	*Country of domicile*	*Operation (27)*	*. ISIN Code (30)*	*Type of securities*	*Date of issue/redemption*	*Outstanding balance*	*Interest rate*	*Redemption and mode of repayment*	*Market(s) where listed*	*Credit rating*	*Collateral posted (31)*

X.2.) THIRD-PARTY ISSUES UNDERWRITTEN BY THE GROUP

(This section is to include individualised information on each issue, redemption or repayment of debentures since the beginning of the financial year underwritten by the company obliged to publish periodic information, or by any entity within the scope of consolidation with it, in relation to issues or placements not included in section X.1.) above, indicating for each the information detailed in the boxes below. The guarantee was given by an associated company or any other entity within the scope of consolidation other than the dominant company, dependent or multigroup companies, this information will only be included in the event that the exercise of the guarantee might have a material effect (32) on the consolidated financial statements. Share issues or placements in the money market (25) may be aggregated (26) by type of operation (27), as may issues by a single entity, within a single country, provided they are of similar characteristics. In the case of issues, redemptions or repayments that take place through a "special purpose entity" (28), this fact must be expressly stated).

Issuing entity	*Relationship (29)*	*Country of domicile*	*Characteristics of the issue, redemption or repayment of debentures*									
			Operation (27)	*ISIN Code (30)*	*Type of securities*	*Date of issue/redemption*	*Outstanding balance*	*Interest rate*	*Redemption and mode of repayment*	*Market(s) where listed*	*Credit rating*	*Collateral posted (31)*

XI. DIVIDENDS DISTRIBUTED DURING THE PERIOD:

(a note is to be made of the dividends effectively paid since the start of the financial year).

		% of nominal	Euros per share (x.xx)	Amount (Thousands of euros)
1. Ordinary shares	3100	12.2	0.37	330,828
2. Preference shares	3110			
3. Redeemable shares	3115			
4. Non-voting shares	3120			

Additional information on the distribution of dividends (interim dividend, supplementary dividend, etc.)

Included in annex on following sheet (G-11b)

XII. SIGNIFICANT EVENTS (*)

			YES	NO
1.	Purchases or transfers of shares in the capital of companies listed on the Stock Exchange giving rise to the obligation to report pursuant to the Stock Market Act s. 53 (5% and multiples thereof)	3200	X	
2.	Purchases of treasury shares giving rise to the obligation to inform pursuant to Supplementary Provision 1 of the Stock Market Act (1%)	3210		X
3.	Other significant increases or reductions of fixed assets (stakes of over 10% in unlisted companies, significant investments in or divestments of fixed assets, etc)	3220	X	
4.	Increases or reductions of the share capital or nominal value of shares.	3230		X
5.	Issues, redemptions or repayments of debentures.	3240	X	
6.	Changes of Directors or of the Board of Directors.	3250	X	
7.	Modifications of the Articles of Association	3260	X	
8.	Transformations, mergers or demergers.	3270		X
9.	Changes in the institutional regulations of the sector with a material effect on the Company or Group's economic or financial position.	3280	X	
10.	Law suits or proceedings that may have a significant effect on the asset situation of the company or group.	3290		X
11.	Bankruptcy proceedings, bankruptcy protection, etc.	3310		X
12.	Special agreements limiting, assigning or waiving, in whole or in part, financial, voting or representation rights vested in the company's shares.	3320		X
13.	Strategic alliances with national or international groups (exchanges of packages of shares, etc.)	3330		X
14.	Other significant events.	3340	X	

(*) Mark the relevant box with an "X", including, if applicable explanations, in an annex, together with the date of notification of the CNMV and SRBV.

Additional information on the distribution of dividends (interim dividend, supplementary dividend, etc.)
- On 2 January 2006 an interim dividend of 0.367 euros per share was paid from the profits from 2005.

XIII. ANNEX EXPLAINING SIGNIFICANT EVENTS

- In annex.

XIV. RELATED-PARTY TRANSACTIONS (34)

In relation to the information to be included in this section, the provisions of Order EHA/3050/2004 of 15 September 2004 regarding the reporting of related-party transactions(35) by companies issuing securities traded on an official secondary market shall apply, bearing in mind the instructions for the completion of the half-yearly report.

1. TRANSACTIONS WITH MAJOR SHAREHOLDERS IN THE COMPANY(36)

Code (37)	Description of the transaction(37)	A/I (38)	Curr./Prev. (39)	Amount (Thousands of euros)	Profit/loss(40) (Thousands of euros)	ST/LT (41)	Related Party(42)
019	Interest paid	Aggregate information	Current	64	0	s/t	BBK
020	Interest charged	Aggregate information	Current	95	0	s/t	BBK
022	Interest due but not collected	Aggregate information	Current	15	0	s/t	BBK
023	Dividends and other distributed earnings	Aggregate information	Previous	24,821	0	s/t	BBK
032	Other instruments that might imply a transfer of resources or obligations between the company and the related party	Aggregate information	Previous		0	s/t	BBK
032	Other instruments that might imply a transfer of resources or obligations between the company and the related party	Aggregate information	Previous	567	0	s/t	BBK
032	Other instruments that might imply a transfer of resources or obligations between the company and the related party	Aggregate information	Current	100.000	0	s/t	BBK
016	Financing agreements: loans	Aggregate information	Previous	501,294	0	l/t	BBVA
019	Interest paid	Aggregate information	Current	4,651	0	l/t	BBVA
019	Interest paid	Aggregate information	Current	373	0	s/t	BBVA
020	Interest charged	Aggregate information	Current	82	0	s/t	BBVA
020	Interest charged	Aggregate information	Current	145	0	l/t	BBVA
021	Interest due but not paid	Aggregate information	Current	-2,284	0	l/t	BBVA
022	Interest due but not collected	Aggregate information	Current	110	0	l/t	BBVA
022	Interest due but not collected	Aggregate information	Current	42	0	s/t	BBVA
023	Dividends and other distributed earnings	Aggregate information	Current	17,772	0	s/t	BBVA
024	Guarantees	Aggregate information	Previous	537,351	0	l/t	BBVA
024	Guarantees	Aggregate information	Current	55,549	0	l/t	BBVA
032	Other instruments that might imply a transfer of resources or obligations between the company and the related party	Aggregate information	Previous	950,707	0	l/t	BBVA
032	Other instruments that might imply a transfer of resources or obligations between the company and the related party	Aggregate information	Previous	-7,296	0	s/t	BBVA
032	Other instruments that might imply a transfer of resources or obligations between the company and the related party	Aggregate information	Current	92,000	0	s/t	BBVA
032	Other instruments that might imply a transfer of resources or obligations between the company and the related party	Aggregate information	Current	30,000	0	l/t	BBVA
032	Other instruments that might imply a transfer of resources or obligations between the company and the related party	Aggregate information	Current	41,964	0	s/t	BBVA
032	Other instruments that might imply a transfer of resources or obligations between the company and the related party	Aggregate information	Previous	4,308	0	s/t	BBVA
032	Other instruments that might imply a transfer of resources or obligations between the company and the related party	Aggregate information	Current	110,851	0	s/t	BBVA
032	Other instruments that might imply a transfer of resources or obligations between the company and the related party	Aggregate information	Previous	9,416	0	l/t	BBVA
032	Other instruments that might imply a transfer of resources or obligations between the company and the related party	Aggregate information	Current	459,000	0	s/t	BBVA
032	Other instruments that might imply a transfer of resources or obligations between the company and the related party	Aggregate information	Current	51,741	0	s/t	BBVA
032	Other instruments that might imply a transfer of resources or obligations between the company and the related party	Aggregate information	Current	151,600	0	s/t	BBVA
012	Financial leasing contracts	Aggregate information	Previous	1,796	0	l/t	BBVA
033	Other (specify)	Aggregate information	Current	569	0	s/t	BBK
033	Other (specify)	Aggregate information	Current	53	0	s/t	BBVA

Other aspects (43)

- In order to facilitate comprehension of the information supplied, a fuller description is given of the following operations:
- The amounts in rows 5,6,8,20,21,25 and 26 are the balances at the end of the period.
- The amounts in rows 7,28 and 29 relate to transactions in which the related party acted as an intermediary.
- The amounts in rows 17 and 18 are the balances committed at the end of the period.
- The transactions listed in rows 5 and 20 relate to current accounts.
- The transactions listed in rows 6 and 21 relate to deposits.
- The transactions listed in rows 7 and 29 relate to emissions of promissory notes.
- The transactions listed in rows 19 and 22 relate to emissions of debt derivatives.
- The transactions listed in rows 23 and 24 relate to exchange insurance.
- The transactions listed in rows 25 and 26 relate to emissions of portfolio and treasury stock derivatives.
- The transactions indicated in row 27 relate to the sale and purchase of foreign exchange.
- The transactions indicated in row 28 relate to the sale and purchase of shares.
- Rows 31 and 32 list the revenues from the supply of electricity and gas to major shareholders.

The transactions undertaken by Iberdrola, S.A. with its major shareholders during the first month of 2006 are the result of its normal business and took place under normal market conditions. It is not necessary to report them in order to give a true and fair view of the company's equity, finances or earnings position.

Financial instruments are contracted on the basis of competition between banks, choosing the most beneficial for the company at the time. Iberdrola's financial risk policy establishes a series of limits on contracting with a single financial institution in order to avoid an excessive concentration of risk. This maximum contracting limit, which also depends on the credit rating of the financial institution, applies to all financial institutions, including the company's major shareholders.

2. TRANSACTIONS WITH DIRECTORS AND MANAGERS OF THE COMPANY(36)

Code (37)	Description of the transaction(37)	A/I (38)	Curr./Prev.(39)	Amount (Thousands of euros)	Profit/loss(40) (Thousands of euros)	ST/LT (41)	Related Party(42)
016	Financing agreements: loans	Individual information	Previous	3,000	0	l/t	UNICAJA
018	Financing agreements: other (specify)	Individual information	Current	10,000	0	l/t	UNICAJA
021	Interest due but not paid	Aggregate information	Current	75	0	l/t	UNICAJA
024	Guarantees	Individual information	Current	6,794	0	l/t	UNICAJA
032	Other instruments that might imply a transfer of resources or obligations between the company and the related party	Aggregate information	Previous	1	0	s/t	UNICAJA
010	Receipt of services	Aggregate information	Previous	59	0	s/t	DAS
023	Dividends and other distributed earnings	Aggregate information	Current	5,636	0	s/t	Directors and managers
026	Compensation	Aggregate information	Previous	5,441	0	s/t	Directors and managers
026	Compensation	Aggregate information	Current	8,491	0	s/t	Directors and managers
027	Indemnities	Aggregate information	Previous	7,370	0	s/t	Directors and managers
027	Indemnities	Aggregate information	Current	4,071	0	s/t	Directors and managers
028	Contributions to pension schemes and life insurance	Aggregate information	Current	671	0	s/t	Directors and managers

Other aspects (43)

Rows 1 to 5 list transactions between Iberdrola, S.A. and Montes de Piedad y Caja de Ahorros de Ronda, Cádiz, Almería, Málaga y Antequera (UNICAJA), of which the director Braulio Medel Cámara is president.

The transactions listed in row 5 concern current accounts.

Row 6 includes transactions under a contract for the provision of services for the development of energy businesses in Turkey with the Turkish company DAS Engineering & Energy Investments, Inc., in which a brother of the director Lucas María de Oriol López-Montenegro is a member of the board.

At all events, these are transactions within the normal business of the company, entered into under normal market conditions, which do not need to be reported in order to give a true and fair view of the company's equity, finances or earnings position.

Financial instruments are contracted on the basis of competition between banks, choosing the most beneficial for the company at the time. Iberdrola's financial risk policy establishes a series of limits on contracting with a single financial institution in order to avoid an excessive concentration of risk. This maximum contracting limit,

which also depends on the credit rating of the financial institution, applies to all financial institutions, including UNICAJA.

3. TRANSACTIONS BETWEEN PEOPLE, COMPANIES OR ENTITIES IN THE GROUP(36)

Code (37)	Description of the transaction(37)	A/I (38)	Curr./Prev. (39)	Amount (Thousands of euros)	Profit/loss(40) (Thousands of euros)	ST/LT(41)	Related parties (42)
020	Interest charged	Aggregate information	Current	41	0	s/t	BBK
021	Interest due but not paid	Aggregate information	Current	93	0	l/t	BBK
022	Interest due but not collected	Aggregate information	Current	3	0	s/t	BBK
032	Other instruments that might imply a transfer of resources or obligations between the company and the related party	Aggregate information	Previous	785	0	l/t	BBK
032	Other instruments that might imply a transfer of resources or obligations between the company and the related party	Aggregate information	Previous	-93	0	s/t	BBK
024	Guarantees	Aggregate information	Current	13,131	0	l/t	BBK
016	Financing agreements: loans	Aggregate information	Previous	386,044	0	l/t	BBVA
016	Financing agreements: loans	Aggregate information	Previous	16,602	0	s/t	BBVA
016	Financing agreements: loans	Individual information	Current	15,125	0	l/t	BBVA
018	Financing agreements: other (specify)	Individual information	Current	1,370	0	s/t	BBVA
019	Interest paid	Aggregate information	Current	300	0	s/t	BBVA
019	Interest paid	Aggregate information	Previous	50,221	0	l/t	BBVA
020	Interest charged	Aggregate information	Current	36	0	s/t	BBVA
020	Interest charged	Aggregate information	Current	1,801	0	l/t	BBVA
021	Interest due but not paid	Aggregate information	Current	5	0	s/t	BBVA
021	Interest due but not paid	Aggregate information	Current	10,759	0	l/t	BBVA
022	Interest due but not collected	Aggregate information	Current	0	0	s/t	BBVA
022	Interest due but not collected	Aggregate information	Current	1,668	0	l/t	BBVA
024	Guarantees	Aggregate information	Previous	177,402	0	l/t	BBVA
024	Guarantees	Aggregate information	Current	9,260	0	l/t	BBVA
032	Other instruments that might imply a transfer of resources or obligations between the company and the related party	Aggregate information	Previous	213,198	0	l/t	BBVA
032	Other instruments that might imply a transfer of resources or obligations between the company and the related party	Aggregate information	Current	86,610	0	s/t	BBVA
032	Other instruments that might imply a transfer of resources or obligations between the company and the related party	Aggregate information	Previous	8,806	0	s/t	BBVA
032	Other instruments that might imply a transfer of resources or obligations between the company and the related party	Aggregate information	Current	105,084	0	s/t	BBVA
032	Other instruments that might imply a transfer of resources or obligations between the company and the related party	Aggregate information	Previous	12,219	0	s/t	BBVA
032	Other instruments that might imply a transfer of resources or obligations between the company and the related party	Aggregate information	Current	157,000	0	s/t	BBVA
008	Sale of financial assets	Individual information	Current	2,840	0	l/t	BBK
010	Receipt of services	Aggregate information	Current	12	0	s/t	Desafío Español 2007
018	Financing agreements: other (specify)	Aggregate information	Current	6,942	0	s/t	Desafío Español 2007
001	Purchase of goods (finished and unfinished)	Aggregate information	Current	4,548	0	s/t	Grupo Amara
010	Receipt of services	Aggregate information	Current	2,821	0	s/t	Grupo Amara
002	Sale of goods (finished and unfinished)	Aggregate information	Current	571	0	s/t	Grupo Amara
009	Provision of services	Aggregate information	Current	100	0	s/t	Grupo Amara
010	Receipt of services	Aggregate information	Current	10,816	0	s/t	Grupo Gamesa
001	Purchase of goods (finished and unfinished)	Aggregate information	Current	84,992	0	s/t	Grupo Gamesa
009	Provision of services	Aggregate information	Current	871	0	s/t	Grupo Gamesa
033	Other (specify)	Aggregate information	Current	29	0	s/t	Desafío Español 2007
033	Other (specify)	Aggregate	Current	26	0	s/t	Grupo Amara

		information					
033	Other (specify)	Aggregate information	Current	46	0	s/t	Grupo Gamesa
016	Financing agreements: loans	Aggregate information	Previous	1,472	0	l/t	UNICAJA
019	Interest paid	Aggregate information	Current	26	0	l/t	UNICAJA
021	Interest due but not paid	Aggregate information	Current	0	0	l/t	UNICAJA
024	Guarantees	Individual information	Current	1,470	0	l/t	UNICAJA
032	Other instruments that might imply a transfer of resources or obligations between the company and the related party	Aggregate information	Previous	12	0	s/t	UNICAJA
026	Compensation	Aggregate information	Current	1,759	0	s/t	Directors and managers
028	Contributions to pension schemes and life insurance	Aggregate information	Current	7	0	s/t	Directors and managers

Other aspects (43)

The table above includes transactions between part-owned companies and major shareholders of Iberdrola, S.A. (rows 1 to 27). Intragroup operations are also listed (rows 28 to 29). Finally, transactions between part-owned companies and Montes de Piedad y Caja de Ahorros de Ronda, Cádiz, Almería, Málaga y Antequera (UNICAJA), of which the director Mr Braulio Medel Cámara is the president, are listed (rows 40 to 44), along with information regarding the compensation certain executives receive from these part-owned companies (rows 45 and 46).

In order to facilitate comprehension of the information supplied, a fuller description is given of the following operations:

- The amounts in rows 4,5,7,8,21,22 and 23 are the balances at the end of the period.
- The amounts in rows 6.19 and 20 are the balances committed at the end of the period.
- The amounts in rows 9 and 10 related to contracted operations.
- The transactions listed in rows 4 and 21 relate to emissions of debt derivatives.
- The transactions listed in rows 5, 23 and 44 relate to current accounts.
- The transactions listed in row 22 relate to deposits.
- The transactions listed in rows 24 and 25 relate to exchange insurance.
- The transactions indicated in row 26 relate to the sale and purchase of foreign exchange.
- Rows 37 to 39 list the revenues from the supply of electricity and gas to various part-owned companies.

The transactions listed here fall within the normal business of the company, were entered into under normal market conditions, and so do not need to be reported in order to give a true and fair view of the company's equity, finances and earnings. -

Financial instruments are contracted on the basis of competition between banks, choosing the most beneficial for the company at the time. Iberdrola's financial risk policy establishes a series of limits on contracting with a single financial institution in order to avoid an excessive concentration of risk. This maximum contracting limit, which also depends on the credit rating of the financial institution, applies to all financial institutions, including the company's major shareholders and UNICAJA.

4. OTHER RELATED-PARTY TRANSACTIONS (36)

Code (37)	Description of the transaction(37)	A/I (38)	Curr./Prev. (39)	Amount (Thousands of euros)	Profit/loss(40) (Thousands of euros)	ST/LT(41)	Related parties (42)

Other aspects (43)

XV. SPECIAL AUDITORS' REPORT

(This section should be completed with the information corresponding to the 1st half of the financial year following the last audited annual period, and shall be applicable to all issuing companies that, pursuant to the provisions of the thirteenth section of the Ministerial Order of 18 January 1991, are obliged to present a special report from their account auditors, when in their report on the annual accounts of the preceding year, the auditors had refused to give an opinion, stated a negative opinion or expressed their reservations. In this report a note will be included to the effect that the half-yearly information referring to the special auditors' report is included as an annex, along with a copy of the information or declarations made by the directors of the company regarding the updated situation of the reservations made by the auditors in their report on the annual accounts for the preceding financial year, and pursuant to the applicable technical standards of auditing, was used as the basis for the preparation of the aforementioned special report).

INSTRUCTIONS FOR THE COMPLETION OF THE HALF-YEARLY REPORT (GENERAL)

- The numerical data required, unless the contrary is indicated, must be expressed in thousands of euros, without decimals, and balanced after rounding.

- Negative amounts should be shown with a minus sign (-) in front of the number concerned.

- Together with each item of data expressed in figures, unless stated otherwise, the figure for the same period of the preceding year must also be shown.

- Adopted international financial reporting standards (adopted IFRS) are understood to mean those adopted by the European Commission under the procedure established by Regulation 1606/2002 of the European Parliament and of the Council, 19 July 2002.

- The financial information contained in this model shall be completed in accordance with the accounting standards and principles for registration and valuation that are applicable to the institution when preparing its annual financial statements for the year to which the periodic public information presented here refers.
  In the case of financial years starting after 1 January 2007, companies other than credit institutions, which pursuant to the Code of Commerce are obliged to prepare consolidated annual accounts, and on the date of the end of the financial year have only issued fixed income securities traded on a stock exchange, and which have opted to continue applying the standards laid down in section three of title III of the first book of the Code of Commerce, and the regulations implementing them, provided they have not applied the adopted IFRS in previous years, shall present their consolidated periodic public information using the models included in sections IV and V referring to the national accounting standards in force in Spain.

- The information that is to be included under the heading of progress of the business should allow investors to reach a sufficiently well grounded opinion on the company's business and the profit or loss it obtained, financial situation and other essential details of the general progress of the company's business during the period covered by the interim report.

- Definitions:

  (1) Variation in the companies making up the consolidated group: this will include only those companies that, in relation to the consolidated annual accounts of the immediately preceding financial year, have been included or excluded from the process of consolidation.

  (2) The various headings making up the fixed assets will be presented net of accumulated depreciation and provisions.

  (3) Deferred expenses include the cost of formalising debt (cost of issue and modification of fixed income securities and the cost of formalising debt, including notary's fees, taxes, preparation of certificates, etc.), deferred interest on tradable securities (difference between redemption value and issue price of fixed income securities and other analogous liabilities) and the cost of deferred interest (difference between the redemption value and the amount received on in the case of debt other than that in the form of fixed income securities). Companies in the electricity sector must also include the accrual accounts typical of their sector under this heading.

  (4) Deferred income includes capital subsidies, positive exchange rate differences, income from deferred interest (interest incorporated in the nominal amount of loans given during normal business operations, which have to be entered against profit and loss in future financial years) and other income to be distributed over several years.

  (5) The share of long-term debts with a maturity of less than 12 months must be reclassified under the appropriate heading in short term payables.

  (6) The net turnover will include the price at which products are sold and services provided during ordinary business net of rebates and other discounts on sales, and of value added tax and other taxes directly related to the foregoing revenues.

  (7) The "Other income" heading covers income from other sources than operating the business, work done by the company to improve its assets (except capitalised interest and exchange rate differences) and operating subsidies (capital subsidies transferred to the period's earnings are not included).

(8) The following items are to be included under the heading of external and operating expenses:
- Work done by other companies, external services (leases, repairs, transport, insurance, power, etc.); taxes (excluding corporation tax) and other management expenses.
- The allocations to provisions for operating risks and liabilities (major repairs, etc.; excluding contributions to pensions and similar obligations, which are to be registered under staff costs).

(9) Other income and expenses will include the profit or loss of unit-holders other than unit-trust managers in operations regulated by articles 239 to 243 of the Code of Commerce and in other joint transactions of similar characteristics.

(10) The variation in working capital provisions will include allocations made during the period, net of surpluses and applications, intended for use to make value corrections in the case of reversible deterioration in the value of inventories, customer receivables and other receivables. It will also include losses due to definitive insolvency of customers and other debtors.

(11) Allocations to depreciation and financial provisions will include allocations made during the period, net of surpluses and applications, intended to be used to make value corrections in the case of reversible deterioration in the value of securities (except those corresponding to holdings in the share capital of group or associate companies), other tradable securities, and short and long-term non-commercial loans.

(12) Earnings from intangible assets, tangible assets and the control portfolio will include the profit or loss on the sale of tangible and intangible assets and on long-term holdings in the share capital of group, multigroup or associate companies, or their total or partial removal from the inventory, as a result of losses due to the irreversible deterioration of these assets.

(13) Variation in provisions for intangible and tangible assets and the control portfolio will include allocations made during the period, net of surplus and applications, intended for use correcting valuations due to reversible deterioration in the value of tangible and intangible assets, and long-term holdings in the share capital of group and associate companies.

(14) Earnings from transactions involving treasury stock and the company's own bonds will include the profit and loss resulting from the redemption of bonds or the transfer of securities and bonds issued by the company.

(15) Profit or loss brought forward will include earnings from previous years, which given their materiality, cannot be entered on the accounts according to their nature.

(16) Other extraordinary earnings will include:
- The value of capital subsidies transferred to the period's earnings.
- Extraordinary income and expenses whose value is significant, which are not considered periodic when assessing the future earnings of the company.

(17) The company's consolidated reserves will include both those corresponding to companies consolidated using the global or proportional integration and those that correspond to companies consolidated by the equity method.

(18) and (19) The earnings and conversion differences headings (which appear only during consolidation) include exchange rate differences arising from the conversion of consolidated companies' balances in foreign currency (whichever consolidation technique is used).

(20) Other reserves: under this heading will be included the revaluation reserves for tangible and intangible assets, and other reserves other than accrued earnings.

(21) Accrued earnings: under this heading will be included the earnings produced in the current financial year and those from previous financial years that have not been distributed to shareholders.

(22) Other non-current liabilities: under this heading will be included, among other items, liabilities for post-employment benefits due to employees or other long-term remuneration.

(23) Profit/loss after tax of discontinued operations (net): under this heading the figure, net of tax, corresponding to the following items will be presented:
(i) profit/loss after tax of discontinued operations, and
(ii) the profit after tax recognised by the valuation at fair value less cost of sale, or by sale or

disposal by other means, of assets or disposable groups of items constituting the discontinued operation.

(24) Competent authority of a member state of the European Union: the authority designated by the home member state, as defined in article 2.1.m. of Directive 2003/71/EC of the European Parliament and of the Council of 4 November 2003 on the prospectus to be published when securities are offered to the public or admitted to trading.

(25) Issues of securities in the money market: for the purposes of this Circular, these will be considered to be issues of securities that enjoy high liquidity, and at the same time that they are admitted for trading in an organised secondary market, whether official or not, that they are readily realisable securities and that their time to maturity is less than or equal to eighteen months.

(26) Aggregation of issues or placements: the total outstanding balance on the date of this periodic published information will be aggregated, giving averaged values in the case of the interest rate, maturity and credit rating, or other values, provided they are more significant.

(27) Transaction: one of the following keys will be entered, depending on the type of transaction: "E" for issues, "R" for redemptions, or "C" or cancellations.

(28) Special purpose vehicle: any type of entity, belonging or not to the group to which the entity obliged to present periodic public information, created to achieve a specific purpose which is clearly defined beforehand (for example, to undertake a financial leasing operation, research and development activities or asset securitisation), whatever its legal form. Such entities are commonly subject to legal conditions imposing strict, and sometimes permanent, limits on the powers of their governing bodies, directors or managers over the activities of the entity.

(29) Relationship (issues, redemptions or repayments of debentures): the type of relationship with the entity presenting the periodic public information will be stated: dominant company, dependent company, multigroup, associate, or any other entity that falls within the scope of consolidation.

(30) ISIN (International Securities Identification Numbering system): the relevant ISIN number is to be entered in those issues with which there is an associated ISIN code. Otherwise, "N/A" is to be entered.

(31) Guarantees given: the type of guarantee given is to be indicated, along with the entity giving it.

(32) Guarantee that might have a material effect on the financial statements: for the purposes of this information, it will be considered that the exercise of the guarantee may have a material effect when the omission or erroneous inclusion of the impact of execution of the guarantee in the information provided could, individually or on an aggregate basis, influence the financial decisions of users of this information.

(33) Relationship (third-party issues underwritten by the group): this is to include the type of relationship existing between the entity presenting the periodic public information or any entity included in the scope of consolidation, and the entity whose issue or placement has been underwritten, whatever it is. Where applicable, the relationship between the underwriting entity and the undertaken obliged to present periodic public information is to be stated.

(34) Related parties: one party is considered to be related to another or a group acting in concert when it exercises or has the possibility of exercising, directly or indirectly, or by virtue of pacts or agreements between shareholders, control over the other or a significant influence in the financial and operational decision-making of the other.
The existence of control is presumed when any of the situations arise envisaged in article 4 of Law 24/1988, 28 July 1988, on the Stock market.
Significant influence is understood to mean influence enabling one party exercising to influence the financial and operational decisions of the other party, even though the former does not control the latter. For the purposes of this circular, evidence of influence is deemed to exist, unless demonstrated otherwise, in each of the following cases:

a) representation on the board of directors or equivalent governing body of the part-owned entity;

b) participation in the processes whereby policies are set, including decisions on dividends and other distributions;

c) material transactions between the investor and the part-owned entity;

d) exchange of management staff; or

e) supply of essential technical information.

Without prejudice to the foregoing, when deciding whether significant influence may be deemed to exist, the cases envisaged in Directive 2002/87/EC, 16 December 2002, will be taken into account.

(35) Related-party transactions: Order EHA/3050/2004, of 15 September 2004, considers related-party transactions to include all transfers of resources, services or obligations between related parties, regardless of whether there is any form of consideration. It shall not be necessary to report transactions between companies or entities belonging to the same consolidated group, provided that they have been eliminated in the process of preparing the consolidated financial information and that their purpose and the conditions under which they take place are such that they fall within the scope of the usual business of the companies or entities concerned. Nor shall it be necessary to report operations that, while being a part of the company's ordinary business, are carried out under normal market conditions and are immaterial, understood to be those which do not need to be reported in order to give a true and fair view of the company's equity, finances and earnings.

(36) Information on related-party transactions is to be presented broken down under the headings established in section four of Order EHA/3050/2004, of 15 September 2004. For the purposes of section four letter C) of the aforementioned Order, only those transactions between related parties that affect the reporting entity or its group are to be reported.

(37) Code and description of the transaction: at all events, the following types of related-party transactions should be reported. The associated codes are given in the table below:

Code	Transaction
001	Purchase of goods (finished and unfinished)
002	Sale of goods (finished and unfinished)
003	Purchases of tangible assets
004	Purchases of intangible assets
005	Purchases of financial assets
006	Sale of tangible assets
007	Sale of intangible assets
008	Sale of financial assets
009	Provision of services
010	Receipt of services
011	Collaboration contracts
012	Financial leasing contracts
013	Operating lease contracts
014	Research and development transfers
015	Licence agreements
016	Financing agreements: loans
017	Financing agreements: provision of capital (whether in cash or kind)
018	Financing agreements: other (specify)
019	Interest paid
020	Interest charged
021	Interest due but not paid
022	Interest due but not collected
023	Dividends and other distributed earnings
024	Guarantees
025	Management contracts
026	Compensation
027	Indemnities
028	Contributions to pension schemes and life insurance
029	Payment for services in financial instruments in the company (stock option plans, convertible bonds, etc.)
030	Call option commitments
031	Put option commitments
032	Other instruments that might imply a transfer of resources or obligations between the company and the related party
033	Other (specify)

(38) Aggregate (A) or Individualised (I) information: the information to include in the table may be aggregated in the case of items with similar content: Nevertheless, individual information must be provided regarding those transactions that are significant in view of the sums involved or their relevance for the proper understanding of the periodically published information. As regards whether a transaction is considered significant in view of the sums involved or their relevance for the proper understanding of the financial statements, the provisions of the fifth section of Order EHA/3050/2004, 15 September 2004, on the reporting of related party transactions, shall apply.
Related-party transactions shall be considered to be significant due to the sums involved when they exceed the company's normal business and are significant from the standpoint of the parameters envisaged in Directive 2002/87/EC, 16 December 2002. At all events, for the purposes of this Circular, related-party transactions shall be considered significant on account of the sums involved when they need to be broken down in order for the financial information supplied to be properly understood.
Moreover, transactions shall be considered relevant for the proper understanding of the periodically published information when members of the board of directors of the company or any group company are involved, directly or indirectly, provided such transactions are not part of the normal business of the company and are not carried out under normal market conditions.

(39) Current (Curr.)/Previous(Prev.): period in which the transaction took place. Transactions taking place between the start of the current financial year and the date to which the periodic public information refers (Curr.) and those taking place before the start of the current financial year which have not yet expired (Prev.) must both be included.

(40) Profit/loss: the accrued profit or loss is understood as the difference between the book value and the price at which the transaction took place.

(41) Payment conditions and periods: if the information is presented in aggregate form it should be sorted by time remaining to maturity of the transaction, i.e. short term (s/t) or long term (l/t). If, on the other hand, the information is presented in individualised form, the time to maturity and the payment conditions of each specific transaction should be stated.

(42) Related party or parties: in the case of individualised information, the name of the related party involved in the transaction, whether an individual or company, must be stated. It will not be necessary to complete this field if the information is presented in aggregate form.

(43) Other aspects: in this section any information regarding pricing policies applied, guarantees given and received, or any other aspect of the transactions allowing them to be properly interpreted must be given. This is to include information about any transactions that have taken place under non-market conditions, and in the case of such transactions the profit or loss the reporting entity or its group would have registered if the transaction had taken place at market prices must be stated.

ANNEX EXPLAINING SIGNIFICANT EVENTS

XII - 1. Purchases or transfers of shares in the capital of companies listed on the Stock Exchange giving rise to the obligation to report pursuant to the Stock Market Act s. 53 (5% and multiples thereof)

Purchase by IBERDROLA PARTICIPAÇOES SGPS, S.A. (100% owned by IBERDROLA PORTUGAL ELECTRICIDAD E GAS, S.A., 100% owned by IBERDROLA, S.A.), of 3.8% of the shares of the company ENERGIAS DE PORTUGAL, S.A. (EDP). Following this operation IBERDROLA S.A.'s percentage indirect interest in this company rose to 9.5%.

XII - 3. Other significant increases or reductions of fixed assets (stakes of over 10% in unlisted companies, significant investments in or divestments of fixed assets, etc)

Increase of the capital of NEOTEC CAPITAL RIESGO SOCIEDAD DE FONDOS S,A, S.C.R., in which IBERDROLA has a direct interest of 7.93%.

Ancillary contribution ("prestación accesoria") in IBERDROLA PORTUGAL ELECTRICIDAD E GAS, S.A. (100% owned by IBERDROLA, S.A.). IBERDROLA, S.A.'s indirect interest in this company was unchanged by this operation.

Increase in the capital of IBERDROLA DISTRIBUCIÓN DE GAS, SAU, by IBERDROLA, S.A. Following this operation the percentage of IBERDROLA, S.A.'s direct interest in this company remains unchanged. (Pending notarisation and entry on the register of companies)

Sale by IBERDROLA, S.A., of 100% of its interest in the company MEDIA PARK, S.A., to IBERDROLA INMOBILIARIA, S.A., (100% owned by IBERDROLA, S.A.), such that IBERDROLA, S.A.'s indirect interest in this company remains unchanged.

Purchase by VINZEO TECHNOLOGIES, S.A., (50% owned by CORPORACION IBV, PARTICIPACIONES EMPRESARIALES, S.A., in turn 50% owned by IBERDROLA, S.A.) of 100% of ARC, taking IBERDROLA, S.A.'s indirect interest in this company to 50%.

Sale by IBERDROLA INMOBILIARIA, S.A., (100% owned by IBERDROLA, S.A.) of 30% of FIUNA, S.A. reducing IBERDROLA, S.A.'s indirect interest in this company to 70%.

Increase in capital of MEDIA APPLICATIONS, S.A. (50% owned by MEDIA PARK, S.A. and 50% owned by IBERDROLA, S.A.), by capitalising a loan. Following this operation MEDIA PARK, S.A. owned 71.38% and IBERDROLA S.A. 28.62%, such that IBERDROLA S.A.'s direct and indirect interest in the company stood at 100%.

Purchase by IBERENOVA PROMOCIONES (100% owned by IBERDROLA ENERGÍA RENOVABLES II, in turn 100% owned by IBERDROLA, S.A.), of 100% of NATURENER, S.A., together with a change of its name to PARQUES EÓLICOS REUNIDOS, SAU, after which IBERDROLA's indirect interest in this company was 100%.

Increase in the capital of the German company IBERDROLA REGENERATIVE ENERGIEN Gmbh (100% owned by IBERDROLA ENERGÍA RENOVABLES II, which is in turn 100% owned by IBERDROLA, S.A.). IBERDROLA, S.A.'s indirect interest in this company was unchanged by this operation.

Organisation by IBERDROLA ENERGÍA RENOVABLES II, (100% owned by IBERDROLA, S.A.), of the US company IBERDROLA RENEWABLE ENERGIES USA LIMITED, such that IBERDROLA's indirect interest in this company stands at 100%.

Supplementary contribution to AEOLIA PRODUÇAO DE ENERGIA (100% owned by IBERDROLA ENERGÍA RENOVABLES II, in turn 100% owned by IBERDROLA, S.A.). IBERDROLA, S.A.'s indirect interest in this company was unchanged by this operation.

Organisation by IBERDROLA INGENIERIA Y CONSTRUCCIÓN, S.A. (100% owned by IBERDROLA, S.A.), of the Polish company IBERDROLA ENGINEERING AND CONSTRUCTION POLAND SP. Z.O.O., such that IBERDROLA's indirect interest in this company stands at 100%.

Organisation by IBERDROLA INGENIERIA Y CONSTRUCCIÓN, S.A. (100% owned by IBERDROLA, S.A.), of the UK company IBERDROLA INGENIERIA Y CONSTRUCCIÓN UK LTD., such that IBERDROLA's indirect interest in this company stands at 100%.

Organisation by IBERDROLA INGENIERIA Y CONSTRUCCIÓN, S.A. (100% owned by IBERDROLA, S.A), of the Russian company IBERDROLA INZHINIRING I STROITEISTVO LIMITED LIABILITY COMPANY, such that IBERDROLA's indirect interest in this company stands at 100%.

Purchase by IBERDROLA, S.A. of 10% of REFINERIA BALBOA, S.A., such that IBERDROLA S.A.'s direct interest in this company stands at10%.

Increase in the capital of REINO DE DON QUIJOTE, S.A. (3.60% owned by IBERDROLA INMOBILIARIA, S.A. in turn 100% owned by IBERDROLA, S.A.), such that IBERDROLA S.A.'s indirect interest in this company stands at 3.86%.

Organisation by IBERDROLA INMOBILIARIA, (100% owned by IBERDROLA, S.A.), of IBERD-ROS, S.L., such that IBERDROLA S.A.'s indirect interest in this company stands at 50%.

Winding up of TELEMATICS, S.A., MEDIA PARK HANNOVER 2000, S.L. and MOTOR CHANNEL, S.A. (owned by MEDIA PARK which is 100% owned by IBERDROLA INMOBILIARIA, S.A., in turn 100% owned by IBERDROLA, S.A.), thereby cancelling IBERDROLA, S.A.'s indirect interest in said companies.

Organisation by IBERENOVA PROMOCIONES, S.A. (100% owned by IBERDROLA ENERGIAS RENOVABLES II, in turn 100% owned by IBERDROLA, S.A.), of GLOBAL SOLAR ENERGY, S.A., such that IBERDROLA's indirect interest in this company stands at 90%.

Purchase by IBERDROLA RENEWABLE ENERGIES OF UK LIMITED (100% owned by IBERDROLA ENERGIAS RENOVABLES II, in turn 100% owned by IBERDROLA, S.A.), of HIGHER DARRACOTT MOOR WIND FARM LIMITED, such that IBERDROLA S.A.'s indirect interest in this company stands at 100%.

Increase in the capital of IBERDROLA RENEWABLE ENERGIES USA, LIMITED (100% owned by IBERDROLA ENERGIAS RENOVABLES II, in turn 100% owned by IBERDROLA, S.A.), such that IBERDROLA S.A.'s indirect interest in this company is unchanged.

Purchase by IBERDROLA RENEWABLE ENERGIES USA LIMITED (100% owned by IBERDROLA ENERGIAS RENOVABLES II, in turn 100% owned by IBERDROLA, S.A.), of COMMUNITY ENERGY INC, such that IBERDROLA's indirect interest in this company stands at 100%.

Organisation by IBERENOVA PROMOCIONES, S.A. and IBERDROLA ENERGIAS RENOVABLES II, (100% owned by IBERDROLA, S.A.), of ELECTRA DE MALVANA S.A., with an interest of 0.001% and 44.999% respectively, such that IBERDROLA's indirect interest in this company stands at 45%.

Organisation by IBERENOVA PROMOCIONES, S.A. and IBERDROLA ENERGIAS RENOVABLES II, (100% owned by IBERDROLA, S.A.), of ELECTRA DE SIERRA DE SAN PEDRO, S.A., with an interest of 0.001% and 79.999% respectively, such that IBERDROLA's indirect interest in this company now stands at 80%.

Organisation by IBERENOVA PROMOCIONES, S.A. and IBERDROLA ENERGIAS RENOVABLES II, (100% owned by IBERDROLA, S.A.), of ELECTRA DE MONTANCHEZ, S.A., with an interest of 0.001% and 39.999% respectively, such that IBERDROLA's indirect interest in this company stands at 40%.

Organisation by IBERENOVA PROMOCIONES, S.A. and IBERDROLA ENERGIAS RENOVABLES II (both 100% owned by IBERDROLA, S.A.), of SISTEMAS ENERGETICOS LOS CAMPILLOS, S.A., each with a 50% interest, such that IBERDROLA's indirect interest in this company stands at 100%.

Increase in the capital of ENERGIA DE CASTILLA Y LEON (ENCALSA) (90% owned by BIOVENT HOLDING, 85% owned by IBERDROLA ENERGIAS RENOVABLES II, in turn 100% owned by IBERDROLA, S.A.), such that IBERDROLA S.A.'s indirect interest in this company is unchanged.

Organisation by ENERGIA DE CASTILLA Y LEON (ENCALSA) (90% owned by BIOVENT HOLDING, 85% owned by IBERDROLA ENERGIAS RENOVABLES II, in turn 100% owned by IBERDROLA, S.A.), of ECOBARCIAL, S.A., with a 51% interest. Following this operation IBERDROLA's indirect interest in this company is 39.02%.

Purchase by IBERDROLA REGENERATIVE ENERGIEN, GMBH (100% owned by IBERDROLA ENERGIAS RENOVABLES II, in turn 100% owned by IBERDROLA, S.A.), of 100% of the German company DELTUS, such that IBERDROLA, S.A.'s indirect holding in this company is 100%.

Increase in the capital of IBERDROLA ENERGIA RENOVABLES DE LA RIOJA, S.A. (100% owned by IBERDROLA ENERGIAS RENOVABLES II, in turn 100% owned by IBERDROLA, S.A.), with the entry of new partners contributing their shareholding in the company EOLICAS DE LA RIOJA. As a result of this operation IBERDROLA ENERGIAS RENOVABLES II, S.A. now holds 63.5% of IBERDROLA ENERGIA RENOVABLES DE LA RIOJA and this company holds 100% of EOLICAS DE LA RIOJA, such that IBERDROLA, S.A.'s indirect interest in this company is now 63.5%.

Increase in the capital of IBERDROLA ENERGIA RENOVABLES DE LA RIOJA, S.A. (100% owned by IBERDROLA ENERGIAS RENOVABLES II, in turn 100% owned by IBERDROLA, S.A.), with the entry of new partners who contributed their interest in the company DESARROLLOS ENERGIA RENOVABLES DE LA RIOJA (DERSA). As a result of this operation IBERDROLA ENERGIAS RENOVABLES II, S.A. now holds 63.5% of IBERDROLA ENERGIA RENOVABLES DE LA RIOJA and this company holds 63.75% of DESARROLLOS ENERGIA RENOVABLES DE LA RIOJA (DERSA) such that IBERDROLA, S.A.'s indirect interest in this company is now 40.48%.

Increase in the capital of IBERDROLA ENERGIA RENOVABLES DE LA RIOJA, S.A. (100% owned by IBERDROLA ENERGIAS RENOVABLES II, in turn 100% owned by IBERDROLA, S.A.), with the entry of new partners who contributed their interest in the company MOLINOS DE CIDACOS. As a result of this operation IBERDROLA ENERGIAS RENOVABLES II, S.A. now holds 63.5% of IBERDROLA ENERGIA RENOVABLES DE LA RIOJA and this company holds 50% of MOLINOS DE CIDACOS such that IBERDROLA, S.A.'s indirect interest in this company is now 31.75%.

Increase in the capital of IBERDROLA ENERGIA RENOVABLES DE LA RIOJA, S.A. (100% owned by IBERDROLA ENERGIAS RENOVABLES II, in turn 100% owned by IBERDROLA, S.A.), with the entry of new partners who contributed their interest in the company MOLINOS DE LA RIOJA. As a result of this operation IBERDROLA ENERGIAS RENOVABLES II, S.A. now holds 63.5% of IBERDROLA ENERGIA RENOVABLES DE LA RIOJA and this company holds 66.66% of MOLINOS DE LA RIOJA such that IBERDROLA, S.A.'s indirect interest in this company is now 42.33%.

Organisation, through NEOENERGIA, S.A. (39% owned by IBERDROLA ENERGIA, S.A., in turn 100% owned by IBERDROLA, S.A.), of BAGUARI-UHE, such that IBERDROLA's indirect interest in this company stands at 39%.

Organisation, through NEOENERGIA, S.A. (39% owned by IBERDROLA ENERGIA, S.A., in turn 100% owned by IBERDROLA, S.A.), of GOIAS SUL PCH, such that IBERDROLA's indirect interest in this company stands at 39%.

Increase in the capital of TERMOAÇU, owned by NEOENERGIA, S.A. (39% owned by IBERDROLA ENERGIA, S.A., in turn 100% owned by IBERDROLA, S.A.). As NEOENERGIA, S.A. did not take part in the capital increase, its interest in TERMOAÇU has been diluted from 60.52% to 37.57%, such that IBERDROLA's indirect interest in this company now stands at 14.65%.

Organisation by IBERDROLA INGENIERIA Y CONSTRUCCIÓN, S.A. (100% owned by IBERDROLA, S.A.), of the Venezuelan company IBERDROLA INGENIERIA Y CONSTRUCCIÓN VENEZUELA, S.A., such that IBERDROLA's indirect interest in this company stands at 98%.

Organisation by IBERDROLA INGENIERIA Y CONSTRUCCIÓN, S.A. (100% owned by IBERDROLA, S.A.) of the Greek company IBERINCO HELLAS TECHNIKI KAI KATASKEVASTIKI EPE., such that IBERDROLA, S.A.'s indirect interest in this company is now 100%.

Organisation by IBERDROLA INGENIERIA Y CONSTRUCCIÓN, S.A. (100% owned by IBERDROLA, S.A), of the American company IBERINCO ENGINEERING AND CONSTRUCCTION, US, INC., such that IBERDROLA, S.A.'s indirect interest in this company is now 100%.

XII - 5. Issues, reimbursements and repayments of debentures.

ISSUE	DATE	REDEMPTION DATE	NOMINAL REDEEMED (€)
ID. May 57	31.05.57	02.01.06	92,554.00 (S)
ID. Apr 58	20.04.58	02.01.06	87,145.00 (S)
ID. May 93	24.05.93	24.05.06	15,025,302.50 (R)

(S): Drawing lots.
(S): Remainder

XII - 6. Changes of Directors or of the Board of Directors

The resolutions of the General Shareholders' Meeting of 30 March 2006 include those transcribed below:

RESOLUTIONS CONCERNING POINT TEN

(Point ten on the Agenda)

- Ratification of the appointment of the board members co-opted since the last general shareholders' meeting was held:

    a) Ratification of the appointment as director of Mr Xabier de Irala Estévez, agreed by the Board of Directors at its meeting on 20 April 2005.

    b) Ratification of the appointment as director of Mr Jesús María Cadenato Matía, agreed by the Board of Directors at its meeting on 20 April 2005.

The General Shareholders' Meeting, at the proposal of the Board of Directors, adopted the following resolutions:

a) To ratify, in pursuance of s. 138 of the Consolidated Text of the Corporations Act (*Ley de Sociedades Anónimas*) and Art. 48.3 of the Articles of association, the appointment by co-option by the Board on 20 April 2005 of Mr XABIER DE IRALA ESTÉVEZ as Director. This appointment was made by a resolution of the board, ratified in full by the General Meeting. The text of the resolution was as follows:

"5.- To appoint to the Board of Directors by co-option, pursuant to s. 138 of the Consolidated Text of the Corporations Act (*Ley de Sociedades Anónimas*) and Art. 48.3 of the Articles of association, at the proposal of the Board of BBK, shareholder of Iberdrola, S.A., and subject to approval or ratification at the first general shareholders' meeting to be held, the individual shareholder Mr XABIER DE IRALA ESTÉVEZ, of full age, married, Spanish nationality, resident for these purposes at Gran Vía nº 30, Bilbao, tax identification number 04.847.996-X, to fill the vacancy on the board left by Mr SANTIAGO MAYNER OYARBIDE. The new member of the board shall be classed as an external proprietary director, and shall hold his office until 16 June 2006, as corresponded to the former board member Mr SANTIAGO MAYNER OYARBIDE, whom he replaces.

The Board of Directors expressly recognises the acceptance by Mr XABIER DE IRALA ESTÉVEZ, being present in person, of his appointment as a member of the Board of Directors of the company and his declaration that he is not prevented by any legal prohibitions or incompatibilities from holding this office.

Thus, the formal acceptance by Mr XABIER DE IRALA ESTÉVEZ of the content of Article 17 of the Regulations of the Board of Directors on the Dismissal and Resignation of Directors, and the obligation envisaged in article 49 of the company's articles of association on the obligation to attest to the pledging of ten thousand (10,000) shares as a guarantee against possible liability incurred in the post is hereby minuted and the secretary of the board has given him a copy of the company's articles of association and the regulations that govern it."

b) To ratify, in pursuance of s. 138 of the Consolidated Text of the Corporations Act (*Ley de Sociedades Anónimas*) and Art. 48.3 of the Articles of association, the appointment by co-option by the Board on 20 April 2005 of Mr JESÚS MARÍA CADENATO MATÍA as Director. This appointment was made by a resolution of the board, ratified in full by the General Meeting. The text of the resolution was as follows:

"6.- To appoint to the Board of Directors by co-option, in pursuance of s. 138 of the Consolidated Text of the Corporations Act (*Ley de Sociedades Anónimas*) and Art. 48.3 of the Articles of association, at the proposal of the Board of BBVA, shareholder of Iberdrola, S.A., and subject to approval or ratification at the first general shareholders' meeting held, the individual shareholder Mr JESÚS MARÍA CADENATO MATÍA, of full age, married, Spanish nationality, resident for these purposes at Paseo de la Castellana nº 81, Madrid, tax identification number 14.917.785-P, to fill the vacancy on the board left by Mr JOSÉ ANTONIO FERNÁNDEZ RIVERO. The new member of the board shall be classed as an external proprietary director, and shall hold his office until 16 June 2006, as corresponded to the former board member Mr JOSÉ ANTONIO FERNÁNDEZ RIVERO, whom he replaces.

The Board of Directors expressly recognises the acceptance by Mr JESÚS MARÍA CADENATO MATÍA, being present in person, of his appointment as a member of the Board of Directors of the company and his declaration that he is not prevented by any legal prohibitions or incompatibilities from holding this office.

Thus, the formal acceptance by Mr JESÚS MARÍA CADENATO MATÍA of the content of Article 17 of the Regulations of the Board of Directors on the Dismissal and Resignation of Directors, and the obligation envisaged in article 49 of the company's articles of association on the obligation to attest to the pledging of ten thousand (10,000) shares as a guarantee against possible liability incurred in the post is hereby minuted and the secretary of the board has given him a copy of the company's articles of association and the regulations governing the company."

- At its meeting on 26 April 2006 the Board of Directors unanimously adopted the following resolutions:

1- To accept the resignation from the post of director, with immediate effect, of the following directors: Mr IÑIGO DE ORIOL YBARRA, Mr JOSE ANTONIO GARRIDO MARTINEZ, Mr JAVIER HERRERO SORRIQUETA and Mr IGNACIO DE PINEDO CABEZUDO.

2.- To execute and carry out the resolution adopted by the board of directors at its meeting on 20 April 2005, of which the National Securities Market Commission (CNMV) was notified that same day (entry register number 2005 035264), by virtue of which Mr JOSÉ IGNACIO SÁNCHEZ GALÁN was appointed chairman of the board, replacing Mr IÑIGO DE ORIOL YBARRA, while remaining chief executive officer and resigning as deputy chairman, all of which he accepted.

3.- To execute and carry out the resolution referred to in section 2 above, by virtue of which it was agreed, when the vacancy arose, that the individual shareholder Mr IÑIGO VÍCTOR DE ORIOL IBARRA should be co-opted to the board of directors, subject to approval or ratification at the first general shareholders' meeting to be held, and that he should be classified as an "other external director". The afore-named party accepted the post.

4.- Execute and carry out the resolution of the Board of Directors at its meeting on 22 June 2005, of which the CNMV was notified on that same day (entry register number 2005 066734), by virtue of which the director Mr XABIER DE IRALA ESTÉVEZ, as president of BBK, a long-standing key shareholder in IBERDROLA, should fill the first vacancy arising on the board of directors' executive committee. As a result, vacancies having arisen on the executive committee due to the resignation of the directors mentioned in section 1 above, Mr XABIER DE IRALA ESTÉVEZ was appointed to the executive committee. He accepted the appointment and resigned his position as a member of the audit and compliance committee.

- At its meeting on 24 May 2006 the Board of Directors unanimously adopted the following resolutions:

1- To accept the resignation from the post of director, with immediate effect, by the following directors: Mr CÉSAR DE LA MORA ARMADA, Mr ANTONIO GARAY MORENÉS and Mr ANTONIO Mª DE ORIOL Y DIAZ-BUSTAMANTE.

2.- To appoint the independent directors Messrs JUAN LUIS ARREGUI CIARSOLO and VICTOR DE URRUTIA VALLEJO as vice presidents of the company.

3.- To appoint the independent directors Messrs JULIO DE MIGUEL AYNAT –as secretary- and SEBASTIAN BATTANER ARIAS as members of the Audit and Compliance Committee.

4.- To appoint Mr JULIAN MARTINEZ-SIMANCAS SANCHEZ as deputy secretary of the Board of Directors of the company.

- At its meeting on 7 June 2006 the Board of Directors unanimously adopted the following resolutions:

1.- To accept the resignation from his post of director and member of the executive committee of proprietary director Mr JESÚS MARÍA CADENATO MATÍA with immediate effect.

2.- To appoint as members of the board of directors, by co-option and subject to approval or ratification at the first general shareholders' meeting to be held, the individual shareholders Ms INÉS MACHO STADLER, Mr BRAULIO MEDEL CÁMARA and Mr JOSÉ CARLOS PLA ROYO, who, once their acceptance has been minuted in the manner envisaged in article 142 of the company regulations, shall be classified as "independent directors", in the case of the first two, and "proprietary director" in the case of the latter, who is proposed by BBVA, a shareholder in "Iberdrola, S.A.".

3.- To appoint Mr JOSÉ CARLOS PLA ROYO to the executive committee once his acceptance of being classed a "proprietary director" has been minuted.

XII -7. Modifications to the Articles of association

The resolutions of the General Shareholders' Meeting of 30 March 2006 include those transcribed below:

RESOLUTIONS CONCERNING POINT THREE
(Point three on the Agenda)

- Modification of specific articles of the articles of association and the regulations of the general shareholders' meeting:

  a) Modification of article 19 of the articles of association and article 8 of the regulations of the general shareholders' meeting, in order to adapt the drafting of each to the provisions of the first final provision of Law 19/2005, 14 November 2005, on European joint-stock companies domiciled in Spain, as regards the extension of the deadline for publication of the announcement of a general shareholders' meeting and the right of shareholders to request the publication of a supplement to the announcement including new points on the agenda.

  b) Modification of article 22 of the articles of association and article 10 of the regulations of the general shareholders' meeting in order to eliminate the requirement concerning the minimum number of shares required in order to be entitled to attend the general shareholders' meeting.

The General Shareholders' Meeting, at the proposal of the Board of Directors, adopted the following resolutions:

a) To approve the new text of article 19 of the articles of association, and article 8 of the regulations of the general shareholders' meeting, in order to adapt them both to the provisions of the final first provision of Law 19/2005, 14 November 2005, under the terms described below:

Articles of Association

"Article 19. Calling the General Shareholders' Meeting

1. *The general shareholders' meeting must be formally called by the board of directors by means of an announcement published in the official gazette of the register of companies (*Boletín Oficial del Registro Mercantil*) and in one of the newspapers with the broadest circulation in Vizcaya at least* ***one month*** *before the date set for it to be held, except in those cases where the Law establishes a different period of advanced notice, in which case, this latter is to be followed.*

2. *The Board of Directors shall be obliged to call a General Shareholders' Meeting in the following cases:*

   a) *In the circumstances envisaged in the first section of the eighteenth article of the articles of association.*

   b) *If shareholders holding or representing the percentage of the company's share capital stated in the Law ask for a meeting in writing, indicating in their request the matters they wish to be discussed. In this case, the Board of Directors shall call General Shareholders' Meeting within thirty (30) days of being notified by a notary of the requirement to do so. The Board of Directors shall draw up the Agenda, and shall be obliged to include on it those matters that were stated in the request for a meeting.*

   c) *When a takeover bid is made for the shares issued by the company, in order to inform the General Shareholders' Meeting about the takeover bid and discuss and decide on the subjects put before the meeting for its consideration. Any shareholder owning voting shares representing at least one per cent (1%) of the company's share capital shall be entitled to request the inclusion of matters on the Agenda of the General Shareholders' Meeting that must be called for this purpose.*

3. *The announcement must contain all the notices required by the Law, depending on the circumstances, and at all events, must state the date, time and place of the first session of the meeting and all the matters that are to be discussed. It may also state the date on which the second session of the meeting will be held, if applicable.*

4. *Shareholders representing at least five per cent (5%) of the company's share capital may request that a supplement to the announcement of the General Shareholders' Meeting be published with the addition of one or more points to the Agenda. This right may only be exercised if notice is received at the company's registered offices by reliable means not more than five (5) days after the publication of the announcement of the meeting. The supplementary notice must be published not less than fifteen (15) days before the date set for the meeting.*

5. *The General Shareholders' Meeting may not discuss nor decide upon matters that are not on the Agenda."*

<u>Regulations of the General Shareholders' Meeting.</u>

"Article 8. Calling the General Shareholders' Meeting

1. *In accordance with the provisions of the Articles of Association, the General Shareholders' Meeting must be formally called by the board of directors by means of an announcement published in the official gazette of the register of companies (*Boletín Oficial del Registro

Mercantil*) and in one of the newspapers with the broadest circulation in Vizcaya at least* ***one month*** *before the date set for it to be held, except in those cases where the Law establishes a different period of advanced notice, in which case, this latter is to be followed.*

2. *The Board of Directors shall be obliged to call a General Shareholders' Meeting in the following cases:*

   a) *In the circumstances envisaged in section two of article six above.*

   b) *In the event that shareholders holding or representing the percentage of the company's share capital stated in the Law ask for a meeting in writing, stating in their request the matters they wish to address. In this case, the Board of Directors shall call General Shareholders' Meeting within thirty (30) days of being notified by a notary of the requirement to do so. The Board of Directors shall draw up the Agenda, and shall be obliged to include on it those matters that were stated in the request for a meeting.*

   c) *When a takeover bid is made for the shares issued by the company, in order to inform the General Shareholders' Meeting about the takeover bid and discuss and decide on the subjects put before them for their consideration. Any shareholder owning voting shares representing at least one per cent (1%) of the company's share capital shall be entitled to request the inclusion of matters on the Agenda of the General Shareholders' Meeting that must be called for this purpose.*

3. *The announcement calling the meeting must contain all the notices required by the Law, depending on the circumstances, and at all events, must state the date, time and place of the first session of the meeting and all the matters that are to be discussed. It may also state the date on which the second session of the meeting will be held, if applicable.*

4. *The company shall send a copy of the announcement of the meeting to the National Securities Market Commission (CNMV). The text of the announcement will also be accessible on the company's website.*

5. *As of the date on which the announcement of the calling of the meeting is published, all the information considered to be of use to shareholders to facilitate their attendance at the meeting and participation in it will be posted on the company's website. This will include at least the following:*

   a) *Documents relating to the General Shareholders' Meeting that are required by law, with information about the Agenda, proposals made by the Board of Directors, and any relevant information shareholders may need in order to cast their votes.*

b) The channels of communication between the company and its shareholders, and in particular, the explanations shareholders need in order to exercise their right to obtain information, indicating the postal and e-mail addresses they may use to do so.

c) The means and procedures for granting representation at the General Shareholders' Meeting.

d) The means and procedures enabling remote voting, including, where applicable, the means to prove attendance and voting at the general shareholders' meeting by telematic means.

6. *Shareholders representing at least five per cent (5%) of the company's share capital may request that a supplement to the announcement of the General Shareholders' Meeting be published including one or more points on the Agenda. This right may only be exercised if notice is received at the company's registered offices by reliable means not more than five (5) days after the publication of the announcement of the meeting. The supplementary notice must be published not less than fifteen (15) days before the date set for the meeting.*

7. *The Board of Directors may require that a notary be present at the General Shareholders' Meeting and take the minutes of the meeting. It must do so when the circumstances envisaged in the Law apply."*

b) Modification of article 22 of the Articles of Association and article 10 of the Regulations of the General Shareholders' Meeting in order to eliminate the requirement concerning the minimum number of shares required in order to be entitled to attend the general shareholders' meeting.

Articles of Association

"Article 22. Right to attend

1. *All holders of voting shares may attend the General Shareholders' Meeting, take part in its deliberations, speak and vote.*

2. *In order to exercise their right to attend the meeting, shareholders must have their shares registered in their name in the corresponding book entry register at least five (5) days before the date of the General Shareholders' Meeting. Proof of this fact must be given by the relevant attendance card or certificate of validity issued by the institution or institutions responsible for maintaining the book entry register, or in any other form accepted by the legislation in force.*

3. *The members of the Board of Directors must attend General Shareholders' Meetings. Managers, technical staff and others who have an interest in the proper functioning of the company's business may be authorised by the Board of Directors to attend the General Shareholders' Meeting. The non-attendance of any of the foregoing shall not affect the validity of the General Shareholders' Meeting.*

4. *The chairman may allow the press, financial analysts and any other people he sees fit, access to the General Shareholders' Meeting. However, the General Shareholders' Meeting may revoke this authorisation.*

Regulations of the General Shareholders' Meeting.

"Article 10. Right to attend

1. *All holders of voting shares may attend the General Shareholders' Meeting, take part in its deliberations, speak and vote.*

2. *In order to exercise their right to attend the meeting, shareholders must have their shares registered in their name in the corresponding book entry register at least five (5) days before the date of the General Shareholders' Meeting. Proof of this fact must be given by the relevant attendance card or certificate of validity issued by the institution or institutions responsible for maintaining the book entry register, or in any other form accepted by the legislation in force."*

XII - 9. Changes in the institutional regulations governing the sector with a material effect on the Company or Group's economic or financial position

The following legislation was published prior to 30 June 2006 which could have a significant impact on the electricity and gas sectors:

ELECTRICITY SECTOR

- ROYAL DECREE-LAW 3/2006, 24 February 2006, modifying the mechanism for matching offers for sale and purchase of energy submitted simultaneously to the daily and intraday production market by electricity sector entities belonging to the same business group.
- Correction of errors in Royal-Decree Law 3/2006, 24 February 2006.

  The current provision treats as bilateral physical contracts, prior to the programme resulting from matching in the daily market (before the error was corrected this indicated those "being prior to matching on the daily market") those quantities of energy that coincide with the sale and purchase presented and matched by the aforementioned subjects, such that only these subjects might participate in the programme resulting from matching with the net position of the group to which the belong (before the correction this was "can only participate in matching the net position").

  Pursuant to this law, only offers for sale under the ordinary regime and offers to buy made by distributors will be included. As regards the settlement of activities regulated by the CNE in 2006, the provisional price applicable to distributors for buying energy under this assimilation mechanism was 42.35 €/MWh.

  Also, due to the internalisation of the value of greenhouse gas emission rights in the formation of prices in the wholesale electricity market, this Royal Decree reduces the payment to affected generating units by an equivalent amount. Moreover, the large tariff deficit produced in the period from 2006 makes it advisable to discount the value of emissions rights for the purposes of determining the size of this deficit.

- ROYAL DECREE-LAW 4/2006, 24 February 2006, modifying the functions of the CNE.

  This Royal Decree-Law modifies the functions of the CNE, amending the text of the eleventh additional provision of Law 34/1998, 7 October 1998, on the Hydrocarbons sector, to correct what was seen as a double inadequacy.

  Thus, it expands the fourteenth function of the CNE in terms of an expansion of the range of purchases that require its authorisation: "purchase of shareholdings by companies with activities that are considered regulated or activities which are subject to administrative intervention implying a special relationship of control" (nuclear power stations, coal-fired power stations, activities affecting the electricity systems on the islands and elsewhere outside mainland Spain, gas storage or transport involving international gas pipelines terminating in or travelling through Spain). This same authorisation will be required when the assets required for such activities are bought directly.

  Moreover, as regards the refusal of this authorisation, due to the existence of significant risks, a clause has been added on the "protection of the general interest in the energy sector and, in particular, the guarantee of an adequate maintenance of the goals of policy in the sector, with particular application to assets considered to be of a strategic nature."

- ORDER ITC/913/2006, 30 March 2006, approving the method of calculating the cost of each of the fuels used and the procedure for despatch and settlement of energy in the electricity systems on the islands and elsewhere outside mainland Spain.

  Summarised together with the following order.

- ORDER ITC/914/2006, 30 March 2006, establishing the method for the calculation of the remuneration for guaranteed power generation for facilities generating electricity under the ordinary regime for electrical systems on the islands and elsewhere outside mainland Spain.

  These two orders implement RD 1747/2003 regulating the electricity system outside mainland Spain. As they implement the Royal Decree they in no way modify its content. Therefore the characteristics of the system of payment for activities, their development and basic operations are:

  - Regulated payments of costs of investment under the power guarantee heading
  - Right of facilities envisaged in the plans to charge for the power guarantee
  - Despatch at standard costs
  - Interim payments of distributors and marketers at the market price on the peninsula
  - The CNE makes final settlement of remuneration regulated by these ministerial orders.

  The ministerial orders enable the provisional 2001-2005 cycle to be closed, fundamentally based on accounting costs, and laying the foundations for future standards-based remuneration. All the foregoing relates to electricity generation and does not go into the valuation of transport and distribution activities.

  The despatch and settlement methodology enables the grid operator, REE, to start performing the functions given to it in the Royal Decree and settle the price of energy sold as of the time of its publication.

- RESOLUTION of 17 March 2006 from the General Secretariat for Energy, approving Operating Procedures 4.1 "Resolution of congestion on the France-Spain interconnection" and 3.1 "Generation scheduling" in order to adapt them to Order ITC/4112/2005, 30 December 2005.

  For this provision procedure P.O. 4.1 was approved, implementing the process to resolve the congestion on the France-Spain interconnection by means of a system of explicit coordinated auctions (Phase I) established in annex I or Order ITC/4112/2005, 30 December 2005, which

established the regime applicable to the intracommunity and international exchange of electrical power.

Moreover, Red Eléctrica de España, S. A. is empowered to take part in the explicit capacity auctions on the France-Spain interconnection in order to buy the exchange capacity necessary to perform the contracts of electricity supply between EDF and REE, referred to in the ninth transitional provision of Law 54/1997.

The resolution also approves P.O.3.1, establishing the daily scheduling process for generation from the matching of buy and sell orders for electricity arising from the day and intraday markets and notification of execution of bilateral contracts for physical delivery, so as to guarantee that demand is met and the system is secure.

- RESOLUTION of 16 February 2006 by the National Energy Commission establishing the lists of main and dominant operators in the energy sector for the purposes of the provisions of article 34 and the third additional provision of Royal Decree-Law 6/2000, 23 June 2000.

  This Resolution also affects the gas sector, hence it is not mentioned in the corresponding section of this report.

  The list of main operators considers the structure of the groups of companies existing at the time it was drawn up. The list is shown below, together with that of the previous year, so changes can be observed:

	Main operators in the electricity sector	
	2005	2006
1	Grupo Endesa	Grupo Endesa
2	Grupo Iberdrola	Grupo Iberdrola
3	Grupo Unión Fenosa	Grupo Unión Fenosa
4	Grupo Hidrocantábrico	Grupo Hidrocantábrico
5	Grupo Red Eléctrica	Viesgo Generación, S.L.
	Main operators in the gaseous hydrocarbons sector	
	2005	**2006**
1	Grupo Repsol YPF-Gas Natural	Grupo Repsol YPF-Gas Natural
2	Grupo Enagas	Grupo Iberdrola
3	Grupo Hidrocantábrico-Naturgas	Grupo BP España
4	Grupo Iberdrola	Grupo Hidrocantábrico-Naturgas
5	Grupo BP España	Grupo Endesa

- ROYAL DECREE 470/2006, 21 April 2006, modifying the percentage of the electricity tariff considered under the nuclear moratorium to be a cost with a specific allocated purpose.

  The cost with a specific allocated purpose under the nuclear moratorium is set at 0.33 per cent of the electricity tariff.

- ROYAL DECREE-LAW 7/2006, 23 June 2006, on the adoption of urgent measures in the energy sector.

  The measures envisaged for the electricity sector are:

  - Elimination of the CTCs as they are felt to be ineffective and unnecessary today. Their elimination allows the contributions envisaged for this item up until 2010 to be reinvested to benefit consumers. CTCs are considered inefficient as they distort prices and they were calculated based on hypotheses that are currently out-of-date. They are considered unnecessary because their degree of depreciation, as recently attested by the CNE, is very high.

- A system of incentives is established for the use of domestically produced coal, under which, for reasons of security of supply, the government is empowered to set up a system of premiums up to a maximum limit of 10€/MWh. This system defines the mechanism whereby these premiums are modified depending on how prices in the electricity generating market evolve.
- In line with the EU's directives, energy efficiency is being bolstered through cogeneration, using a series of measures such as eliminating the need for cogenerators to use their own electricity by paying a premium on all the electricity produced rather than only on the surplus, thereby eliminating the asymmetry that existed previously.
- Updating the system of premiums set out in the Law by establishing the possibility that all plants will be paid a supplement in the form of a premium over the market price.
- Eliminating the remuneration band for renewable energy facilities of between 80% and 90% of the average reference tariff, as in some cases it prevents compensation from being sufficient for various technologies to be developed.
- Eliminating the limits imposed on the tariff methodology when the average or reference tariff is revised (currently stipulated at a maximum of 1.4% plus an additional 0.6% for deviations).
- Decouple the changes in premiums and prices of facilities operating under the special regime from the most recent increase in the average or reference electricity tariff envisaged for July.
- In order to have a mechanism with which to enable the alternative of bilateral contracting by specific groups of consumers, the medium and long-term contracting period resulting from virtual auctions, which currently has an upper limit of twelve months, is extended.

The measure envisaged for the gas sector is to give equal treatment to all operators storing gas. In order to ensure stability of supply, a provision has been added that guarantees this equality. Specifically, the generally applicable chronological criterion is replaced by a system of distribution based on objective and transparent criteria, and in particular, the previous year's percentage of sales. This provision will allow the use of capacity assignment mechanisms that are better suited to the current needs of the system, allowing optimisation of the existing infrastructure and avoiding monopolistic situations.

- ROYAL DECREE 777/2006, 23 June 2006, modifying Royal Decree 1866/2004, 6 September 2004, approving the national emission rights allocation plan for 2005-2007.

  The reform of the national emission rights allocation plan (PNA) centres on modifying the table in point 3 of the plan that sets out the allocation to the various sectors of industry. Thus:

  1. The volumes of rights and the categories of activities are adapted to the expanded scope of Law 1/2005, following the modifications made by Royal Decree-Law 5/2005, 11 March 2005.
  2. The volume reserved for new entrants is unified.
  3. The upper limits on allocations to each sector are increased, with the corresponding reduction in the volume reserved, in those sectors in which facilities are included with respect to which replacement resources have been considered.

- ROYAL DECREE 774/2006, 23 June 206, modifying the regulations on special taxes approved by Royal Decree 1165/1995, 7 July 1995.

  Law 22/2005, 18 November 2005, transposing into Spanish law various community directives on the taxation of energy products and electricity, and on the tax system applicable to parent companies and subsidiaries in different member states, and regulating the tax system applicable to cross-border contributions to pension funds within the European Union, made modifications to Law 38/1992, 28 December 1992, on special taxes, which in turn required the adaptation of the precepts of the regulation on special taxes, approved by Royal Decree 1165/1995, 7 July 1995.

- ROYAL DECREE 809/2006, 23 June 2006, revising the electricity tariff as of 1 July 2006.

  This Royal Decree establishes the average increase in the average or reference tariff for the sale of electricity after 1 July 2006, setting the increase at 1.38% more than that coming into force on 1 January 2006, and applying it to the tariff structure in force, as the result of increasing the costs in the amount corresponding to the annual payment needed to recoup linearly the net annual value over 14 and a half years the deficit in income in the settlement of regulated activities generated between 1 January 2005 and 31 December 2005, which total 3,810,520 thousand euros.

  The value of the average or reference tariff is set at 7.7644 €/kWh.

  The tariffs for the sale of electricity applied by distributors increase on average overall by 2.07% and the tariffs for access to transport and distribution grids remain unchanged.

- ORDER ITC/2129/2006, 30 June 2006, regulating forward contracts on electricity by distributors in the second half of 2006.

  This order sets out to establish, for the transitional period of the second half of 2006, the obligations of distributors to contract for electricity in the forward market managed by OMIP-OMIClear.

Other provisions of lesser interest are:

- Resolution of 8 February 2006, approving rules for the registration, valuation and notification of greenhouse gas emission rights.

  This resolution implements aspects relating to the accounting treatment of emission rights covered by Law 1/2005, 9 March 2005, regulating the regime for the trading of greenhouse gas emission rights and is also set within the framework of the implementation of the national chart of accounts, approved by Royal Decree 1643/1990, 20 December 1990.

- RESOLUTION of 7 April 2006, by the General Secretariat for Energy, approving operating procedures 8.1 "Definition of grids operated and monitored by the system operator" and 8.2 "Operation of the production and transport system."

  Two operating procedures are approved in this resolution. In 8.1 the grid which the OS is responsible for operating is defined, as are the installations of other grids whose structural details and real time functional variables need to be known in order to guarantee the security and reliability of the operation of the system.

  P.O. 8.2 establishes the basic criteria that will govern the OS's actions in relation to the operation of the system of production and transport for which it is responsible for providing the technical management. It therefore deals with the obligations and actions of all subjects to which this procedure applies.

- RESOLUTION of 28 April 2006, by the General Secretariat for Energy, approving a set of technical and instrumental procedures required for the adequate technical management of the electricity systems on the islands and elsewhere outside mainland Spain.

- RESOLUTION of 11 may 2006, by the General Secretariat for Energy, modifying certain rules of operation of the energy production market.

  In this provision modifications were published to the text of the rules of functioning of the market for the production of electricity so as to include appropriately the content of annex II of RD 1454/05, 2 December 2005, which modified certain provisions relating to the electricity sector, and the content of Instruction 1/2006 describing the procedure for application of the first paragraph of article 4 section 3 of Order ITC/4112/2005, establishing the regime applicable to intracommunity and international exchanges of electricity.

- RESOLUTION of 18 May 2006 by the General Secretariat for Energy, modifying the resolution of 17 March 2006 approving Operating Procedures 4.1 "Resolution of congestion on the France-Spain interconnection" and 3.1 "Generation scheduling" in order to adapt them to Order ITC/4112/2005, 30 December 2005.

  Bearing in mind the agreement reached with the French energy regulating commission (CRE) regarding the rules for assigning capacity for the France-Spain interconnection (IFE rules), which envisage the implementation on 1 June of a coordinated system of explicit annual, monthly, daily and intraday auctions, this resolution modifies that of 17 March in order to proceed with the application of the coordinated auctions in June.

- RESOLUTION of 24 May 2006, by the General Secretariat for Energy, approving rules of operation of the daily and intraday energy production market.

  This resolution includes the rules in a single text in order to systematise them better and reduce their complexity, given the successive modifications they have undergone in the past.

- RESOLUTION of 7 April 2006, by the CNE, modifying the resolution of 26 February 2004, establishing the application of the procedure for the presentation of the self-assessed settlement and the conditions for payment of the fees established in the twelfth additional provision, 2nd and 3rd paragraph, of Law 34/1998, 7 October 1998, in relation to the electricity and gaseous hydrocarbons sector.

- ORDER ITC/1652/2006, 20 April 2006, declaring the definitive cessation of operation of the José Cabrera Nuclear Power station (Guadalajara) and establishing the conditions under which activities at the plant are to take place until its decommissioning is authorised.

- ORDER EHA/1094/2006, of 6 April 2006, implementing the specialities applicable to official secondary markets for derivative financial instruments on energy.

  In accordance with the Final Provision of Royal Decree 1814/1991, 20 December 1991, the aim of this order is to regulate the specialities that, with respect to the rules established in a general way for official secondary markets for financial futures and options, will be applicable to official secondary markets for financial futures and options on energy.

GAS SECTOR

- RESOLUTION of 13 March 2006, by the Directorate-General for Energy Policy and Mines, establishing the detailed protocol for the rules for the technical management of the gas system.

  This resolution published the following detailed protocols relating to the technical management of the gas system:

  PD-01. Measurement.
  PD-02. Procedures for distribution.
  PD-03. Forecasting demand.
  PD-04. Communication mechanisms.
  PD-05. Procedure for determining the energy unloaded by methane ships.
  PD-06. Operating rules for the activities involved in unloading methane ships.

- RESOLUTION of 29 March 2006 by the Directorate-General for Energy Policy and Mines, publishing the new maximum prices for the sale of natural gas for use as a raw material.

- RESOLUTION of 26 April 2006 by the Directorate-General for Energy Policy and Mines, publishing the new maximum prices for the sale of natural gas for use as a raw material.

- RESOLUTION of 29 May 2006 by the Directorate-General for Energy Policy and Mines, publishing the new maximum prices for the sale of natural gas for use as a raw material.

- ROYAL DECREE-LAW 7/2006, 23 June 2006, on the adoption of urgent measures in the energy sector.

  This provision was discussed in the section on the electricity sector.

- RESOLUTION of 26 June 2006 by the Directorate-General for Energy Policy and Mines, publishing the new maximum prices for the sale of natural gas for use as a raw material.

XII – 14. Other significant events

On 9 January 2006, the National Securities Market Commission (CNMV) was notified of the following significant event:

> *"We are pleased to inform you that IBERDROLA has purchased from Naturener 100% of its subsidiary Naturener Eólica, which has 280 megawatts (MW) power generating capacity at an advanced state of implementation in the autonomous regions of Castilla-La Mancha, Andalusia and Castilla-León"...*

On 9 January 2006, the National Securities Market Commission was sent the following notification:

> *"The company sends a note on Iberdrola Portugal's position regarding EDP, Galp and the reorganisation of the Portuguese electricity sector."*

On 18 January 2006, the National Securities Market Commission was sent the following notification:

> *Iberdrola and Gamesa, through the consortium Nuevas Energías Ibéricas, in which the Portuguese companies Visabeira, Alberto Mesquita, MECI and Galucho are also present, have today submitted plans in Lisbon for the construction of five wind turbine generating system manufacturing plants, involving a considerable investment.*

On 27 January 2006, the National Securities Market Commission was sent the following notification:

> *"Iberdrola wishes to inform you that the profit and loss figures for the 2005 financial year (unaudited) will be submitted to the National Securities Market Commission and the stock exchange governing bodies on Thursday 9th February 2006 before the markets open (9.00 a.m. Madrid time).*
>
> *A presentation will be held on the same day in Madrid."*

On 1 February 2006, the National Securities Market Commission was sent the following notification:

"We are please to inform you that, in compliance with the resolution of the Board of Directors, IBERDROLA will be offering its employees, for the second consecutive year, the possibility of receiving part of their variable remuneration in the form of shares. These shares will be distributed in March 2006." ...

On 3 February 2006, the National Securities Market Commission (CNMV) was notified of the following significant event:

"Resolution of the Council of Ministers whereby, in accordance with the provisions of letter b) of article 17 of Law 16/1989, 17 July 1989, on the defence of competition, it has been decided to subordinate observance of the conditions of approval of the economic concentration operation consisting of the exclusive takeover of control of Endesa, S.A. by Gas Natural SDG, S.A."

On 3 February 2006, the National Securities Market Commission was sent the following notification:

Iberdrola sends a press release concerning the government's decision on Gas Natural's takeover bid for Endesa.

On 6 February 2006, the National Securities Market Commission was sent the following notification:

The company announces that the presentation of the profit and loss figures for the 2005 financial year will be put back half an hour: 9/02/06 at 9.30 a.m.

On 9 February 2006, the National Securities Market Commission (CNMV) was notified of the following significant event:

The company reports on its second half 2005 earnings.

On 9 February 2006, the National Securities Market Commission was sent the following notification:

The company sends herewith a presentation on its second half 2005 earnings.

On 22 February 2006, the National Securities Market Commission (CNMV) was notified of the following significant event:

"We are please to inform you that the board of directors of IBERDROLA has today unanimously passed the following resolutions:

I. To formulate the annual accounts, management report and proposed distribution of profits, and the consolidated annual accounts and management report, all referring to the 2005 financial year.

II. To call a general shareholders' meeting to be held on 29 and 30 of March, first and second sessions, respectively, with the following agenda..."

On 23 February 2006, the National Securities Market Commission (CNMV) was notified of the following significant event:

The company sends herewith its Annual Report on Corporate Governance for 2005.

On 24 February 2006, the National Securities Market Commission (CNMV) was notified of the following significant event:

"Further to our notification of 22 inst., please find enclosed copies of the documents relating to the annual shareholders' meeting (hardcopy and scanned on a CD), which are made available to shareholders as of 24 February on its web site and at its registered office, as indicated in the

announcement of the calling of the meeting. The Commission has already received the Report on Corporate Governance." ...

On 28 February 2006, the National Securities Market Commission (CNMV) was notified of the following significant event:

> *"We send you herewith the corrected text of the resolution concerning point nine on the agenda of the general shareholders' meeting which replaces that send on 23 February."* ...

On 2 March 2006, the National Securities Market Commission was sent the following notification:

> *"We are pleased to inform you that on Friday 24 February IBERDROLA, through the consortium Nuevas Energías Ibéricas (NEI), in which Gamesa and the Portuguese companies Visabeira, Alberto Mesquita, MECI and Galucho, are also taking part, submitted its candidacy for the distribution of wind generating capacity in Portugal, called by the Portuguese government in 2005."* ...

On 7 March 2006, the National Securities Market Commission (CNMV) was notified of the following significant event:

> *Unicaja has notified the company that it has increased its stake in Iberdrola to 1.5% of its share capital.*

On 10 March 2006, the National Securities Market Commission was sent the following notification:

> *"Following on from our notification on 1 February, we are pleased to inform you that next week IBERDROLA will proceed to distribute shares in the company to its employees as part of their variable remuneration."* ...

On 30 March 2006, the National Securities Market Commission (CNMV) was notified of the following significant event:

> *"We are pleased to inform you that the ordinary general shareholders' meeting held on 18 March passed, with votes in favour of more than two-thirds of the capital present and represented, all of the resolutions included on the Agenda, of which you were notified on 23 February, the corresponding documents (made available to the shareholders) having been sent to you on 23 of that month."* ...

On 5 April 2006, the National Securities Market Commission was sent the following notification:

> *The company sends herewith a press release on the Renewable Energy conference held in Toledo.*

On 17 April 2006, the National Securities Market Commission was sent the following notification:

> *The company submits herewith its energy balance for the first quarter of 2006.*

On 17 April 2006, the National Securities Market Commission was sent the following notification:

> *The company hereby reports on its first quarter 2006 earnings.*

On 27 April 2006, the National Securities Market Commission (CNMV) was notified of the following significant event:

> *The company hereby reports on its first quarter 2006 earnings.*

On 27 April 2006, the National Securities Market Commission (CNMV) was notified of the following significant event:

The company hereby gives notice that Iberdrola Portugal has increased its stake in EDP (Energías de Portugal) from 5.7% to 9.5% of the company's share capital.

On 27 April 2006, the National Securities Market Commission (CNMV) was notified of the following significant event:

The company hereby expands upon the information given on the increase in its stake in the share capital of EDP –Energías de Portugal.

On 27 April 2006, the National Securities Market Commission was sent the following notification:
The company sends herewith its presentation on its first quarter 2006 earnings.

On 2 May 2006, the National Securities Market Commission (CNMV) was notified of the following significant event:

Iberdrola has entered the US wind energy market with the signing of a contract for the purchase of 100% of the company Community Energy Inc. (CEI), headquartered in Wayne (Pennsylvania). Iberdrola has also signed a framework agreement with Bayannaoer town council, northern China, to study the siting of at least 1,000 MW of wind generating capacity.

On 16 May 2006, the National Securities Market Commission was sent the following notification:

On 16 May 2006, the National Securities Market Commission was sent the following notification:

The company sends herewith a press release on the selection of candidates for 500 jobs with the Consorcio Novas Energias Ibericas (NEI) in the Portuguese regions of Beira Interior and Valle del Sousa. The NEI consortium is led by Iberdrola and Gamesa, and it also includes the Portuguese companies Visabeira, Alberto Mesquita, MECI and Galucho.

On 1 June 2006, the National Securities Market Commission was sent the following notification:

"We are pleased to inform you that Iberdrola intends to offer its shareholders a dividend reinvestment programme, whereby shareholders voluntarily joining this programme will be able to reinvest their dividends in the Company's shares..."

On 28 June 2006, the National Securities Market Commission was sent the following notification:

The company hereby gives notice that on 3 July 2006 it will pay out the supplementary dividend from the 2005 financial year of 0.51810171 gross per share.




IBERDROLA

First half Results 2006

Quarterly report




IBERDROLA

NET PROFIT REACHES 817.8 MILLION EUROS FOR THE FIRST TIME IN A HALF-YEAR PERIOD

Wind Energy, International and Non-Energy Business, Drivers of Growth

Record production in a half-year period (43,701 GWh; +9.2%), while reducing CO_2 emissions by 11.1%.

- Wind energy and mini-hydroelectric production increases to 3,988 GWh (+14.9%). This includes 281 GWh in international wind energy production.
- In Spain, production from combined cycles increases by 18.1%.
- CO_2 emissions reduced by 18.4% in Spain, reaching 21,171 GWh of emissions-free production, 65% of the total generated.
- In Mexico and Brazil, production increases by 19.7% over 2005.

EBITDA up 20.0%, reaching 1,916 MM€

- Renewables and International business represent 33.2% of EBITDA, compared with 26.3% for same period in 2005.

  - The Wind Energy Business registers an EBITDA of 303.5 million euros (+60.0%).
  - EBITDA of International reaches 332.5 million euros (+44.1%).

- Domestic Energy business (ex-Renewables) increases its EBITDA 4.1% due to the growing contribution of the Gas business. Without this effect, it would have dropped 2.3%.
- The improved results in Commercial and Gas business compensates for the impact of RDL 3/2006 registered on Distribution business
- Non-energy business, source of recurring profits, grew at the EBITDA level 49.7% to 183.7 million euros.

International Growth in Renewables and Engineering:

- Renewables: Acquisitions in France, USA and China consolidates growth strategy.
- Engineering: 1,500 million euros of backlog, with developments in 20 countries.



Basic figures for the businesses

Operating Data		H1 2006	H1 2005	%
Net production	**GWh**	**43,701**	**40,022**	**9.2**
Gas combined cycle	GWh	17,645	14,763	19.5
Wind energy and Mini-hydroelectric	GWh	3,988	3,470	14.9
Hydroelectric	GWh	5,274	4,944	6.7
Nuclear	GWh	12,427	10,787	15.2
Fuel-oil	GWh	787	1,873	-58.0
Coal	GWh	2,629	3,246	-19.0
Cogeneration	GWh	951	939	1.3
Installed capacity	**MW**	**27,993**	**26,354**	**6.2**
Gas combined cycle	MW	6,897	6,097	13.1
Wind energy and Mini-hydroelectric	MW	4,004	3,280	22.1
Hydroelectric	MW	9,126	9,119	0.1
Nuclear	MW	3,344	3,335	0.3
Fuel-oil	MW	2,889	2,888	0.0
Coal	MW	1,253	1,247	0.5
Cogeneration	MW	480	388	23.7
Energy distributed	**GWh**	**63,396**	**61,576**	**3.0**
Customers - supply points under management	No. (mil.)	18.0	17.5	3.4
Employees	**No.**	**17,900**	**16,738**	**6.9**



Operating Data		H1 2006	H1 2005	%
Spain				
Net production	**GWh**	**32,681**	**30,813**	**6.1**
Gas combined cycle	GWh	7,379	6,248	18.1
Wind energy and Mini-hydroelectric (1)	GWh	3,988	3,470	14.9
Hydroelectric	GWh	4,756	4,470	6.4
Nuclear	GWh	12,427	10,787	15.2
Fuel-oil	GWh	787	1,873	-58.0
Coal	GWh	2,629	3,246	-19.0
Cogeneration	GWh	715	719	-0.6
Installed capacity	**MW**	**24,696**	**23,065**	**7.1**
Gas combined cycle	MW	4,000	3,200	25.0
Wind and Mini-hydroelectric (1)	MW	4,004	3,280	22.1
Hydroelectric	MW	8,819	8,820	0.0
Nuclear	MW	3,344	3,335	0.3
Fuel Oil	MW	2,889	2,888	0.0
Coal	MW	1,253	1,247	0.5
Cogeneration	MW	387	295	31.2
Energy distributed	**GWh**	**49,581**	**48,392**	**2.5**
Regulated market	GWh	37,092	28,707	29.2
Sales	GWh	12,489	19,685	-36.6
Gas supplies	**GWh**	**24,146**	**24,663**	**-2.1**
Users	GWh	8,600	11,190	-23.1
Gas combined cycle	GWh	15,546	13,472	15.4
Customers (managed supply points)	**No. (mil.)**	**9.75**	**9.66**	**0.9**
Latin America				
Production	**GWh**	**11,020**	**9,209**	**19.7**
Gas combined cycle	GWh	10,266	8,515	20.6
Hydroelectric	GWh	518	474	9.3
Cogeneration	GWh	236	220	7.3
Installed capacity	**MW**	**3,297**	**3,289**	**0.2**
Gas combined cycle	MW	2,897	2,897	-
Hydroelectric	MW	307	299	2.7
Cogeneration	MW	93	93	-
Energy distributed (under management)	**GWh**	**13,815**	**13,184**	**4.8**
Customers (managed supply points)	**No. (mil.)**	**8.3**	**7.8**	**6.4**

Note: Installed capacity, production, and number of employees according to consolidation criterion.

(1) Includes 308 MW international capacity with 281 GWh production.



Market data		H1 2006	H1 2005
Market capitalization (30/06)	Million€	24,279	19,672
Earnings per share (half-year)	€	0.91	0.72
Net operating cash flow per share (half-year)	€	1.3	1.2
PER	Times	17.6	16.4
Price/Book Value (Capitalisation to NBV at end of period)	Times	2.5	2.1

Economic/financial data

Income Statement		H1 2006	H1 2005
Net Sales	Million€	5,496.6	5,458.7
EBITDA	Million€	1,916.4	1,596.5
Earnings Before Interest and Tax (EBIT)	Million€	1,388.5	1,111.5
Net Profit	Million€	817.8	653.0
Net operating expenses / Gross margin	%	29.4	30.3

Balance Sheet		H1 2006	2005
Total assets	Million€	31,978	30,479
Shareholders' equity	Million€	9,795	9,415
Net financial debt (1)	Million€	13,605	12,211
ROE	%	15.8	15.4
Financial leverage (2)	%	58.1	56.5
Debt /equity ratio	Times	1.39	1.30

(1) Includes the amounts corresponding to the tariff insufficiency: 1,341 million euros at December 2005 and 353 million euros at June 2006.

(2) Net Debt/(Net Debt+Shareholder´s equity). Includes financing of the tariff insufficiency. Without including this issue, leverage as at December 2005 would stand at 53.6% and at 54.9% in June 2006.



Highlights

- As at 30 June 2006, IBERDROLA achieved a new half-year record in Group production, which grew 9.2% to 43,701 GWh, driven by use of technologies more environmentally efficient. This high growth has been achieved while reducing CO_2 emissions by 11.1%. In Spain, the emissions were reduced by 18.4%, resulting in an emission-free production figure of 64.8% on a total of 32,681 GWh produced. It is also worth highlighting:

    - Wind production grew 16.2% to 3,663 GWh (281 GWh international). Special Regime production, including cogenerators contribution, represented 14.4%in Spain, similar level to the one achieved by hydroelectric production.

    - High availability of nuclear power plants, with an output increase of 15.2% compared to 2005.

    - Production from combined cycles increased in Spain by 18.1%, and by 20.6% in Latin America.

    - Significant reduction in production with the most pollutant energy sources, with a decline of 19% in production from coal and 58% from fuel oil.

- Net Operating Profit recorded a significant improvement both in gross terms (EBITDA +20.0%) and in net terms (EBIT +24.9%). Renewables, International and Non-Energy businesses, with strong growth in activity, were the engines of growth for the Group in the first half of 2006:

    - Domestic Energy business (ex-Renewables) increased its EBITDA by 4.1% due to the growing contribution from Gas, without which Gross Operating Profit would have dropped by 2.3%. In addition, results obtained by Commercial and Gas made it possible to reduce the impact on EBITDA of Royal Decree (RDL) 3/2006. On the other hand, it should be noted that IBERDROLA Distribution, SAU set up on 9 June 2006 operative actions aimed to minimize the effects of the Royal Decree mentioned above.

    - Renewables: EBITDA grew to 332.5 million euros, after a 16.2% increase in wind energy production.

    - International: 44.1% EBITDA growth, exceeding 332 million euros, due to good development of business in Mexico and Brazil. It emphasizes the 19.7% increase in production, due to improvements in efficiency and availability in generation, and a 4.8% increase in distributed energy. The positive development in the exchange rate for the currencies of reference in the period should also be mentioned.

    - Non-energy business, an important source of recurring profit, achieved EBITDA of 183.7 million euros, an increase of 49.7%. Engineering and Services (+61%)



represented the majority of growth in EBITDA for this area of business.

- Net Profit was 817.8 million euros, a growth of 25.2%, in line with EBIT and after application of an effective tax rate of 35%.

- IBERDROLA made new strides in its international expansion during the first half in Renewables and Engineering:

  - Renewables: acquisition of the French wind energy producer Perfect Wind (600 MW portfolio), the US producer Community Energy (2,200 MW portfolio), and an agreement in China with local authorities to obtain a 1,000 MW portfolio. All these operations consolidate the growth strategy by increasing the portfolio. In addition an agreement was concluded in China with Guanxi Guidong Electric (300 MW in hydroelectric generation and electricity transmission), for the acquisition of a 29% stake in such company.

  - Engineering: With a 1,500 million euros backlog. Iberdrola Ingeniería has presence now in 20 countries worldwide.

- Publication of Spanish NAP 2008-2012, which includes the following important points:

  - All efforts are now focused on the electricity sector, compared with other sectors.

  - Electricity companies represent the only sector which can internalize CO_2 costs.

  - Technological change is being favoured.

- As regards Regulation, in the first quarter of the year was published Royal-Decree 3/2006 modifying the matching regime in the wholesale market, as well as the new consideration of the emission allowances. Afterwards, beginning June, there were a number of developments on the regulatory front aimed at producing greater liberalization within the sector:

  - Recognition of tariff insufficiency corresponding 2005.

  - Elimination of CTCs and end of the transition period.

  - Start of contracting electrical energy by distributors in the Iberian forward market.



Development of the Strategic Plan

1. INVESTMENTS IN GENERATION

Installed capacity

During the first half of 2006 IBERDROLA put 202 MW of additional power on line in relation to what existed at December 2005, reaching 27,993 MW of total installed capacity. The new power put on line relates entirely to new wind energy and mini-hydroelectric facilities. Spain represents 88.2% of total installed capacity, with 24,696 MW.



Installed Capacity
Group Total (MW)
26,354
+6.2%
27,993
H1 2005
H1 2006

In comparative annual terms, the installed capacity at the end of the first half of 2006 is 6.2% higher than what existed at the end of the first half of 2005.

The following is a breakdown of the added amounts achieved in the last 12 months:

Additional capacity (MW)	MW	Facilities put on-line in the last 12 months
Combined cycle	800	Arcos III in Spain (400 MW Aceca in tests)
Wind and Mini-hydroelectric	724	New plants in Spain, Europe and Latin America
Cogeneration	92	New plants operating in Spain
Traditional generation	24	Recognized capacity increases
Total	1,640	

1.1 Spain

- Combined Cycle Plants

Installed capacity

The total operating capacity of IBERDROLA in Combined Cycle plants in Spain at the end of the first half of 2006 reached 4,000 MW (4,800 MW under management). Year-on-year the installed capacity in combined cycles in Spain at the end of June 2006 is 25% higher than for the same period in 2005. The increase in operational power relates to Arcos III, 800 MW.



Combined Cycles
Installed Capacity Spain (MW)
3,200 (*)
+25%
4,000
H1 2005
H1 2006
(*) 400 MW Aceca testing



Plants at test stage or under construction

The Escombreras Combined Cycle

IBERDROLA has started the testing period for its combined cycle new group at Escombreras (800 MW), in Cartagena (Murcia), where synchronisation with the electricity grid took place on 1 July. This IBERDROLA combined cycle is the ninth built by the Company in Spain since the 2002-2006 Strategic Plan was implemented.

Project	Capacity (MW)	Start of operations
Castellón A	800	2002
Castejón	400	2002
BBE	800	2003
Tarragona	400	2004
Santurce	400	2004
Arcos I and II	800	2004
Aceca	400	2005
Arcos III	800	2005
Total 2002-2005	4,800	2005
Escombreras	800	2006
Castellón B	800	2007
TOTAL '02-'07	6,400 (5,600 OWNED)	

It is forecasted that the Escombreras cycle will start commercial operation during the last quarter of this year. Construction of this new group at the Escombreras plant meant dismantling the old fuel oil-powered groups 1, 2 and 3, while maintaining groups 4 and 5 of 554 MW in operation.

- Wind Energy and Mini-hydroelectric

Installed capacity

At the end of the first half of 2006 IBERDROLA has **installed capacity** of 4,004 MW (3,672 MW of wind energy and 332 MW of mini-hydroelectric), which strengthens IBERDROLA as worldwide leader in this business. In the first half of this fiscal year 194 additional MW were installed (178 wind energy MW and 16 mini-hydro-electric MW). In comparative annual terms the installed capacity at the end of June 2006 is 22.1% higher than what existed at the end of June 2005.



Capacity (MW)
+724 MW
3,280
4,004
2,964
3,672
316
332
H1 2005
H1 2006
Wind
Mini-hydro

In this context, IBERDROLA envisions reaching 10,000 MW of installed power by 2011. With this aim, IBERDROLA has carried out a number of operations in the area of renewable energies outside Spain during the first half of 2006, which increases the project portfolio, now standing at 16,000 MW.



In respect to the **installed capacity per geographic area**, the wind generation park now includes wind farms in twelve Spanish communities and in four countries, Greece, Portugal, France, and Brazil. In addition to development in countries where it is already present, it has projects at an advanced stage of development in the UK, Italy, Poland, Germany, Mexico and the US. 92.3% of the installed capacity of IBERDROLA in renewable energy is located in Spain, with 3,696 MW. With regard to projects outside of Spain, IBERDROLA already has a total of 308 MW in operation. As a whole, 7.7% of the 4,004 MW of total installed capacity of IBERDROLA is located outside Spain. IBERDROLA has incorporated into its CORE (Renewables Operation Centre) its wind farms operating in France, Brazil and Portugal, and intends to include gradually all facilities abroad.

Additional capacity

The new capacity installed in Spain during the first half of 2006 reached 121.5 MW, as follows: Alarcón (15,8 MW), Luzón Norte (20 MW) and Escalón (14 MW) in Castilla - La Mancha; Los Campillos (34 MW), Tarayuela (20 MW) and Urbel del Castillo II (12 MW) in Castilla y León, and Igea-Cornago (6 MW) in La Rioja region.

International

New capacity entering operation during the first half of 2006 achieved 72.1 MW, represented by, among others:

- France (La Butte des Fraus, 12 MW).
- Completion of already existing plants in Brazil, Rio do Fogo, up to 49.3 MW and in Greece, Modi ext., up to 4.8 MW.

Project Portfolio

IBERDROLA already has a **project portfolio** totalling 16,000 MW at different stages of development, both in Spain and in other countries.

MW	Potential development	Validated resource	Grid connection rights & under construction
Spain	8,446	5,254	2,080
Wind	7,234	4,773	1,933
Mini-hydro	192	192	90
Other	1,020	288	58
International	7,561	3,966	732
Total	**16,007**	**9,219**	**2,813**

During the first half of the year several international operations were carried out which mean **additions to the IBERDROLA project portfolio**:

- **Acquisition of Community Energy in the USA**, located at Wayne (Pennsylvania), which has a project portfolio totalling 2,000 MW of wind energy in various locations on the country's east coast, at preliminary study stage and with high likelihood of receiving authorisation, to which 200 MW at an advanced development stage should be added. Community Energy Inc. leads green energy certificates trading in the north-east of the United States, by supplying close to 75,000 domestic consumers and 350 industrial and commercial customers.

USA





Acquisition of Community Energy
(Total portfolio: 2,200 MW)

- **Acquisition of French company Perfect Wind**, considered as one of the companies with the greatest potential for development in the wind energy sector in our neighbouring country, having a project portfolio of 600 MW, of which 10 MW comes from a wind farm now at test stage and 86 MW from projects in an advanced stage of development.

France



Acquisition of Perfect Wind
(Total portfolio: 600 MW)

- **Signing of Framework Agreement in China** with the district council of Bayannaoer, to study locations where at least 1,000 MW of wind energy output could be installed. Installation is subordinate both to results from wind measurements and to the approval of the regulatory framework in China, which must be stable and allow for the project's profitability.

China



Framework agreement

- In addition, IBERDROLA has reached an agreement with Guanxi Guidong Electric (300 MW in hydroelectric generation and electric transmission) for the acqusition of a 29% stake in the above mentioned company.

- New developments have been initiated in UK, France, Hungary and Estonia.

- Other Sources of Renewable Energy (other than wind energy)

Thermosolar Energy

In its portfolio IBERDROLA has a total of 13 projects for thermoelectric solar energy in Spain, adding up to 605 MW of installed capacity located in Sevilla, Ciudad Real, Madrid, Murcia, Badajoz, Zamora, Albacete, Soria, Teruel y Almeria.



Photovoltaic Energy

The priority is the development of an own portfolio in IBERDROLA combined cycle and nuclear plants. Currently IBERDROLA has an advanced portfolio of 30 MW in Spain.

Biomass

Development of biomass projects will be done on a very selective basis, always including guarantees that raw material will be supplied over the long term. IBERDROLA is intending to instal Spain's first timber biomass plant, which will be located in the municipality of Corduente (Guadalajara). IBERDROLA also has two other projects at an advanced stage which will bring the portfolio of the most advanced projects up to 25 MW.

Mini-Hydroelectric within Special Regime

IBERDROLA has a portfolio of 192 MW at national level and 100 MW at international level.

- Cogeneration

Operating capacity

IBERDROLA has operating capacity in co-generation plants in Spain of 387 attributable MW, equivalent to a total of 562 MW installed, from the 28 co-generation plants in which IBERDROLA has a stake. IBERDROLA has five liquid manure processing plants, of which the two located in Castilla y León are already in operation.

Capacity under construction

Since 2005, the liquid manure processing plants of Fonz and Monzón in Huesca and Fudepor in Murcia have been under construction, with an electrical capacity of 7.4 MW, 14.8 MW and 14.8 MW, respectively. They will be put into operation during 2006. Also, this June IBERDROLA and its partners began steps for construction of the bioethanol production plant at Barcial del Barco (Zamora). This plant will mean lower levels of CO_2 emission into the atmosphere, amounting to 110,000 tonnes annually.

1.2 Latin America

Mexico

IBERDROLA has consolidated its position as the top private electricity producer in Mexico. The Company already has installed capacity in Mexico of 2,696 MW, and is building another two combined cycle plants in that country: Altamira V with 1,121 MW, which will be put into operation in November 2006, and Tamazunchale with 1,135 MW, which will start operating in June 2007, the two biggest plants awarded up to now in Mexico.

Project	Capacity (MW)	Start of Operations
Enertek	120	100% operational
Monterrey	1,037	100% operational
Altamira IV	1,036	100% operational
La Laguna	500	100% operational
Altamira V	1,121	2006
Tamazunchale	1,135	2007
Total	4,949	

In the area of wind energy IBERDROLA is developing projects in the State of Oaxaca with total capacity of 150 MW.



Brazil

In Brazil, IBERDROLA has the hydroelectric plant of Itapebí, 450 MW (175 MW attributable to IBERDROLA) and the combined cycle of Termopernambuco with an installed capacity of 520 MW (203 MW attributable to IBERDROLA). In addition, IBERDROLA has six co-generation plants (93 MW) for private customers through its subsidiary Energyworks Brazil (100% IBERDROLA).

During the first quarter of the year, Neoenergia (39% IBERDROLA) was awarded concessions for building, maintaining, and operating the hydroelectric plant at Baguari and the mini-hydroelectric plants of Nova Aurora and Goiandira, which add up to a total of 188 MW of installed capacity.

In the field of wind energy, during this semester IBERDROLA has continued to put into operation the Rio do Fogo wind farm, a Clean Development Mechanism (CDM) project. Located in the state of Rio Grande do Norte (Brazil), this project totals 49.3 MW fully installed and at test stage.

1.3 Europe

Greece

In the field of wind energy, IBERDROLA has 193.3 MW on line and 44 MW under construction. IBERDROLA is a strategic partner of Rokas, the top developer and operator of wind farms in Greece, in which it has a 49.9% share. Also in Greece, IbeRenova will soon acquire 56 MW from Gamesa by an agreement signed for this purpose in July 2005.

Portugal

IBERDROLA has 18 MW in operation in Portugal, relating to the Catefica wind farm acquired from Gamesa. In addition, IBERDROLA has connection points for 150 MW that will enter into operation in the next two years.

Other Countries in European Union

IBERDROLA has various projects in other countries of the EU, mostly in the area of wind energy:

- In **Germany**, during 2006, 28 MW of wind energy will start operation at three wind farms which were the result of a purchase agreement with Gamesa. Two of these are already installed and the other one being tested. An additional 54 MW are being developed by IBERDROLA itself, and are at various stages of development.

- In **Poland**, IBERDROLA will have 58.5 MW of wind energy in operation at the end of 2006 and has 103 MW in its portfolio, to be developed in the coming years.

- In **France** IBERDROLA has 31.7 MW of wind energy in operation. The company has a strategic interest in the acquisition of rights and farms in an advanced stage of development, or in positioning itself as an investing partner for local developers. IBERDROLA has an agreement with the



German developer P&T Technology and its financial services subsidiary EECH AG for the purchase of farm development rights both in France (100 MW) and in Italy (200 MW). To these agreements must be added the projects acquired from Perfect Wind of 10 MW (at test stage) and 600 MW in portfolio, of which 86 MW relates to projects at an advanced stage. Furthermore, IBERDROLA has entered into an agreement with Total and OPT to develop wave energy projects and will start studying sites in France.

- In **Italy** IBERDROLA has an agreement with P&T, having the right to acquire 100 MW with an optional expansion of a further 100 MW. IBERDROLA will also acquire a total of 100 MW from Gamesa over the 2006-2009 period under the agreement signed in 2005.

- In the **United Kingdom** its own projects are being developed in the area of **wind energy** and, although they are in the initial phases, they could reach 145 MW.

Other Geographical Areas

In **Latvia**, IBERDROLA has been awarded the construction, as well as the operational supervision and maintenance during 12 years of a combined cycle plant of 420 MW of installed capacity in Riga (Latvia).

Trading

The Company is developing a major trading business in Europe, with operations in Austria, Belgium, France, Germany, the Netherlands, Portugal, Spain, Switzerland and Italy. In addition, IBERDROLA is participating in monthly and daily auctions carried out by the French electricity system operating company (RTE), which enables it to access interconnection with Italy. The Company aims to extend these energy buying and selling activities in the short term in Europe to other countries such as Poland, Greece and the United Kingdom.

2.- DISTRIBUTION

2.1 Spain

At of the end of the first six months of fiscal year 2006, IBERDROLA had 9.75 MM costumers in Spain, with total energy distributed on the grid totalling 49,581 GWh, a 2.5% increase over the same period the previous fiscal year.

2.2. Latin America

At of the close of the first six months of 2006, IBERDROLA has already exceeded a total of 8.3 million customers under management in the region, with energy distributed totalling 13,815 GWh, an increase of 4.8% over the same period in the previous fiscal year.



3. SUPPLY

3.1 Electricity

- Spanish business: eligible electricity customers

The energy sold on this market totalled 4,615 GWh, a decline of 69.5% from the same period in 2005, as a consequence of the P&L optimization policy.


Electricity sales in
liberalised market (GWh)
15,114
-69.5%
4,615
H1 '05
H1 '06

3.2 Gas

Procurements

In the first half of 2006, IBERDROLA consolidated its position as Spain's second-largest gas supplier, providing 14% of total gas consumed. IBERDROLA also ended the half with a global supply portfolio of 16.25 bcm per annum, 7.35 bcm of which cover its supply requirements in Spain, with 8.90 bcm in Mexico and Brazil.

During the first half, the most significant gas procurements activities were the following:

- Receipt of the first cargo of natural gas at the Sagunto regasification plant, which has capacity to process 6 bcm per annum since its start-up of operations this past 1 April. The vessel Al Thakhira, from the Emirate of Qatar, unloaded 145,000 m^3 of LNG at the Saggas terminal, equivalent to 900 GWh of natural gas. IBERDROLA is the plant's largest shareholder, with a 30% interest.

- Receipt of the first cargo of liquefied natural gas (LNG), with capacity of 145,000 cubic meters, under the procurements contract signed with Nigeria LNG on 1 April 2002. The methane tanker vessel LNG Enugu unloaded at the Huelva regasification plant, where the Company has entered into the corresponding agreements for access to the gas networks. The amount transported is equivalent to 900 GWh of natural gas. This shipment falls within the agreement signed with Nigeria LNG for IBERDROLA's long-term acquisition of 10 bcm of LNG.

- Exports to France through the Larrau-Calahorra international gas pipelines and the new Euskadour pipeline. IBERDROLA has already accumulated 1,500 GWh exported in 2006. IBERDROLA was the first company to export gas through Euskadour since its start-up in June 2006.

- During the fiscal year, to optimize the flexibility of its gas basket, the Company has

developed various trading activities, the satisfactory economic results of which will be discussed below.

- In April, IBERDROLA successfully passed the inspetion of the Oil Products Strategic Reserves Company *Corporación de Reservas Estratégicas de Productos Petrolíferos*, or CORES with respect to minimum safety inventories of natural gas, maintaining 36.5 days compared to the 35 required by Spanish regulation.

Infrastructure

To guarantee the entry of LNG into the gas system, IBERDROLA signed the corresponding agreements for access to the networks and is promoting first-class infrastructures: in addition to the aforementioned Sagunto, it holds a 25% interest in the Bahía Bizkaia Gas (BBG) regasification plant, which has been operating since August 2003 at a capacity of 6 bcm per annum, and has received over 100 methane tankers.

It also holds 12% of the company Medgaz, which is promoting a direct submarine gas pipeline between Algeria and Spain, with capacity for 8 bcm per annum, and which was granted in 2005 as a priority project for the Government, having recently been subject to a favourable environmental impact report. IBERDROLA has already guaranteed the receipt of at least 1.6 bcm per annum of gas through this new pipeline, beginning in 2009.

Supply

Spain

In the first half of 2006, IBERDROLA consolidated its position as second-largest gas supplier in Spain. In the second quarter of 2006 the company announced it will distribute natural gas for the first time to five cities in the Community of Madrid, to which end it will invest € 30 MM in developing the necessary gas infrastructure, which will benefit over 35,000 homes.

Europe

In groundbreaking activities to deregulate the French market, IBERDROLA began supplying gas to industrial users in that country in 2005. At the same time, it has also become the first domestic company to export gas from Spain to France through the interconnection gas pipeline.

4. NON-ENERGY BUSINESSES

Iberdrola Inmobiliaria

IBERDROLA (through the holding company and its subsidiary Iberdrola Inmobiliaria) currently controls over 3.8 MM buildable square meters. At the close of the first half of 2006, IBERDROLA Inmobiliaria had 16 **residential developments,** representing 1,426 homes. In the first half of the fiscal year, 277 homes were sold. With regard to **non-residential projects,** construction of the AQUA MULTIESPACIO real estate development

(Valencia), with 83,000 square meters in constructed surface area, has been completed, and was inaugurated in May. This real estate business is being operated through Sociedad Oceanic Center, in which IBERDROLA holds a 50% stake. The building of the Landaben (Pamplona) Industrial Polygon also continues under construction.

Investments made to purchase land under public deed from 1/1/06 to 3/31/06 totalled € 95.7 MM. Investments totalling another € 119.5 MM were made in the second quarter, bringing accumulated investment in land purchases to € 215.3 MM during the period from January to June 2006. Investments made in development and other items related to land purchases totalled € 4.2 MM. Investments made in construction works totalled € 31.5 MM.

Likewise, the capital gains of several recurrent transactions have been included in the first half, worthmentioning those done with assets in Vicálvaro and Aguacate (Madrid area).

Iberdrola Ingeniería y Construcción

Iberdrola Ingeniería y Construcción is executing projects in over 20 countries and has offices in Mexico, Brazil, Russia, Qatar, Greece, Poland, United Kingdom, US, Venezuela, Tunisia, Latvia, Germany, Albania, Kenya, India, and Slovakia. The value of the backlog is € 1,500 MM.

- In the first half of the year, IBERINCO strengthened its overseas presence by been awarded with the reinforcing of the electricity grid of the state of Falcón, in Venezuela, for 80 million dollars; a new agreement with the mexican public electricity company (CFE) to reinforce the electricity grid in the state of Tamaulipas, for 63.6 million dollars; a project to modernize the control system of the main hydroelectric plants in Kenia, with a budget of 5.5 million euros and a contract for the supply of new tubular beams of optimized design for the four condensers of the units 3 and 4 of the Bohunice V2 nuclear plant in Slovakia, for an amount close to 11 million euros. IBERINCO has been recently awarded wit a 16.5 million euros contract in Bulgaria for building the Kozloduy-Plovdiv transmission lines.

With regard solely to the second quarter of the year, the most significant deals are the following:

- New international agreement for the supply of new tubular beams of optimized design, to the Bohunice Nuclear Plant V2 in Slovakia, for some € 11 MM.

- IBERINCO won an international competition for building the Fujairah electricity plant of 220 MW in the United Arab Emirates, for a total of 70 million euros, and is awaiting receipt of notification of award of both contracts.

- In Spain, we note the following as the most significant projects awarded: the construction



of 2 MW photovoltaic solar plants in Mohorte (Cuenca) for 12 million euros; a high-tension, 220 kV line from Celada to Hornillos to Grijota, for a total amount close to 4 million euros; the Hornillos 220/30 kV substation for 3.4 million euros; and phases III and IV of the Telefónica photovoltaic solar project totalling over 5 million euros.


Finland
Latvia
• CCGT Riga
Russia
Poland
Germany
United Kingdom
Switzerland
Korea
USA
Spain
Algeria
Greece
Albania
Taiwan
Mexico
Qatar
Tunisia
Kenya
India
Venezuela
Brazil



5. OPTIMIZATION AND RATIONALIZATION OF FINANCIAL RESOURCES

Main Financial Transactions

Over the first half of 2006, the limit of the outstanding balance of the EMTN program was increased to 10 billion euros, from the previous 6 billion euros. As a result of this increase, which occurred in April, and the current favourable trend in this market, this instrument, along with the Commercial Paper programs, has become the Company's principal financing source, with seven issuances made.

Within this EMTN program, the following issuances were the most significant:

- 15 billion Japanese yen maturing in 2018, with option to extend to 2036.
- 200 million pounds sterling maturing in 2010.
- 300 million euros at 4 years.

Financial investments:

- **IBERDROLA increased its stake in Energías de Portugal (EDP) to 9.5%.** Last April 27 IBERDROLA reported it had increased its stake in Energias de Portugal, S.A. (EDP) from 5.7% to 9.5%. The purchase was made on the market for a total of € 332 MM. Given the guidelines of the National Energy Strategy, approved by the Portuguese Council of Ministers Resolution of 24 October 2005, IBERDROLA was prepared to concentrate its entire shareholder position in one of the two companies (EDP or Galp), depending upon the option considered most favourable for this new energy strategy by the Portuguese government. Once the decision was made to concentrate on EDP, IBERDROLA Portugal then communicated to the Portuguese government its willingness to sell the 4% it still holds in Galp, within the framework of the Portuguese government's partial privatization of that company.
- **IBERDROLA acquired an 11% stake in Gamesa from Corporación IBV.** Last 5 July, IBERDROLA closed the purchase of 11% of the capital of Gamesa from Corporación IBV, a holding company owned in equal parts by the Company and BBVA, in a deal involving an investment of € 222 MM. In this way, the Company has a 17% direct stake in Gamesa, reinforing its presence in one of the world's largest manufacturers of wind turbines.

7. REGULATION

National Allocation Plan

IBERDROLA considers as positive the draft of the 2008-2012 National Allocation Plan (NAP) for Emissions Rights, since it was able to combine the goals of protecting the industry and encouraging the renovation of the Spanish generation park. The NAP, presented by Environment Minister Cristina Narbona, leaves to the electricity sector a very significant part of the effort to reduce emissions, with a view to encouraging a renovation of the electricity generation park and the gradual replacement of


IBERDROLA

the most polluting and obsolete plants, as well as reducing greenhouse gas emissions in order to fulfil the Kyoto Protocol.

In this regard, the Spanish NAP is based on the idea that "Spain's future energy balance will be based on a greater contribution of clean and renewable energies, with growing participation by end customers in the context of a liberalized market, to ensure the rational and efficient use of energy and the large-scale introduction of technology, which will enable a significant increase in energy efficiency".

Thus, the document states that "in the supply structure, significant changes were noted with respect to the current situation, by significantly increasing the weight of natural gas and renewable energy." Specifically, the document accentuates the trend already noted in the first NAP, when it points out that production using coal will drop from 65,845 gigawatt hours (GWh) in 2007 to 47,778 GWh in 2011, while combined-cycle production will increase from 57,761 GWh to 74,701 GWh during the same period.

For IBERDROLA, the NAP proposed by the Government is in line with the signals for new investments - which can become the growth engine for the economy -, making it easier to achieve emissions reductions in Spain in areas where it is more possible, allowing the adaptation of other sectors with less capacity for reducing greenhouse gases, and guaranteeing the supply of electricity.

Summary table of emissions allocation (Millions of Tonnes):

	Allocation	Actual Emissions		Allocation 2008-2012		
	2005-2007	1990	2005	A. Average	o/1990%	o/05-07
Electricity Sector	85,400	61,610	101,240	54,694	-11.2%	-36.0%
Other	96,775	70,050	88,615	97,965	39.9%	1.2%
TOTAL	182,175	131,660	189,855	152,659	15.9%	-16.2%

Royal Decree 809/2006 of 30 June, increasing the tariff as of 1 July 2006 by 1.38%

Pursuant to Royal Decree 1556/2005 of 23 December setting the 2006 electricity tariff, the Government has made a review of the tariff as of 1 July 2006, including a recovery of the tariff insufficiency for fiscal year 2005, as well as its possible assignment to third parties.

This Royal Decree sets the average increase in the average or reference tariff at 1.38 percent, leaving it at 77.664 euros/MWh.

The breakdown of this increase is as follows:

- Residential: 0.8%
- Industrial: 6.0%

The Government regulates the purchase of energy by Distribution companies in the Iberian forward market.

In the second half of 2006, energy distributors must acquire 5% of energy sold to customers at the regulated tariff on the forward market managed by OMIP, pursuant to the Ministerial Order that, in fact, assumes the start-up of operations from 1 July of the Iberian Electricity Market [Mercado Ibérico de Electricidad, or Mibel].

The requirement to purchase energy on the forward market is set through the establishment of a specific number of futures contracts with physical delivery to be assumed by each distributor in the monthly auctions to be held the first and third Wednesdays of each month and in the quarterly auctions held on the third Wednesdays of each month.

Through this energy acquired on the forward market, distributors will be recognized with the realized cost resulting from applying to this energy the price of each auction corresponding to the negotiation session, in which it is required to participate; therefore, the electricity matched in this market will not be subject to the fixed price of 42.35 euros for contracts on the Spanish wholesale market.

Approval of Urgent Measures in the Energy Sector

Last 23 June the Council of Ministers approved a Royal Decree-Law of Urgent Measures in the Energy Sector, the provisions of which may be summarized as follows:

Electricity Sector

- Elimination of Costs of Transition to Competition (CTCs), because they are considered inefficient and unnecessary. They are considered inefficient because they distort prices, and unnecessary because of their high amortization level, as recently confirmed by the National Energy Commission.
- Incentives for the consumption of indigenous coal: For security of supply reasons, the Government is authorized to approve a system of premiums of up to a maximum of ten euros per MWh produced.
- Cogeneration: The need for electricity self-consumption in plants that use cogeneration has been eliminated, granting premiums not only for electricity surpluses, but also all for all cogenerated electricity. Furthermore, it allows all plants to receive a premium above the market price, while currently only plants of less than 10 MW receive a premium. Finally, it eliminates the remuneration range for these facilities, of between 80 and 90 percent of the reference tariff.
- Elimination of the limits imposed on the tariff methodology for reviewing the average or reference tariff (currently stipulated at +2 percent) and changes in supply and access tariffs (+0.6 percent of the average tariff). This ensures that revisions of average or reference tariffs can cover all costs, and, as with the 2006 tariff, it avoids having to elaborate them with an estimated deficit because of a methodology developed when oil had a stable price of 25 dollars per barrel, while it currently exceeds 70 dollars per barrel.
- Special Regime: With the aim of bringing remuneration for Special Regime generation facilities more closely into line with the actual evolution in the costs of such technologies, the new standard specifies that changes in



premiums and tariffs for Special Regime facilities will not be limited by the revision of the average tariff.

- Virtual capacity auctions: In order to have a mechanism enabling the possibility of bilateral contracts for specific groups of consumers, the contracting period resulting from virtual auctions, currently capped at 12 months, is being extended to cover medium and long term periods.

Gas sector

- Gas storage: the general chronological criterion is being replaced by a allocation system based on objective and transparent criteria, and specially in the percentage of sales from the previous year.

Royal Decree-Law 3/2006 modifying the regimen for matching energy on the wholesale market and reconsidering the value of emission rights

The Council of Ministers, in its meeting this past 24 February, approved a Royal Decree-Law modifying the regime for matching energy on the wholesale market and reconsidering the value of emission rights. The following are extracts of the main lines from the press release issued by the Ministry of Industry, Tourism, and Trade:

- "Its main provision is to require generation and distribution companies that belong to the same business group to make bilateral contracts among each other for the acquisition of energy produced by facilities under the ordinary regime."

- "Although the purchases and sales among these companies are made at a free price, during this year, and in a **provisional manner**, the National Energy Commission will only consider - for the purposes of settlement for such contracts - the average cost provided for in the 2006 price schedule for the energy generated under the ordinary regimen for the territory of mainland Spain, corresponding to **42.35 €/MWh**."

- "That rule also includes that the emission rights granted free of charge to companies by means of the National Emissions Allocation Plan will be taken into account."

- "The Government envisions that, with the rules approved, there will be a substantial decrease in the prices on the wholesale electricity market. In concrete terms, the estimates done by the Ministry of Industry, Tourism, and Commerce forecast that the measure of making it mandatory to make bilateral contracts among generation and distribution companies of the same business group will enable a reduction in the volume of transactions on the daily market ... which, without doubt, will have a direct effect on reducing the deficit."

- "With respect to discounting the value of the emission rights granted free of charge to the electricity generating companies by means of

the National Emissions Allocation Plan, forecasts indicate that, by virtue of an average price estimated at the end of 2005 to be 18 euros per ton, and given the fact that 78 million tons have been allocated free of charge, the value of these rights would be about 1,400 M€, which amount could be applied to reducing the tariff deficit, if there is one."

In addition, and as a result of the effects of the abovementioned Royal Decree-Law, IBERDROLA Distribución Eléctrica, S.A.U. modified its purchasing strategy in the pool on June 9 in order to preserve the integrity of the Company's assets (and its value for the shareholders), such that, from this day onwards, it is no longer submitting bids to buy energy at a price that, under the regulations in force, might result in an energy acquisition cost for the Company that will not be acknowledge by the National Energy Commission later on. The System Operator (REE) and the Market Operator (OMEL) were informed of this decision in order to ensure that, in the exercise of their duties and in line with the corresponding operating procedures, they would be able to adopt suitable measures to keep the electricity system and its various markets running smoothly at all times.

8. TARIFF INSUFFICIENCY

The Company has not recorded any tariff insufficiency for 2006, assuming that the applicable regulation provides for the mechanisms required to guarantee that such insufficiency would be recovered. The effect before taxes in the Income Statement of the Group is expected to come out at -353.2 million euros (35.01% of the insufficiency attributable to IBERDROLA) once deducted the amount of CO_2 allowances allocated according with the interpretation done of RD 3/2006 regarding this matter. In accounting terms, this has been recorded as an Account Receivable in the Balance Sheet.

Initial sector's tariff insufficiency (e)	1,993.9
Deduction CO_2 allowances Jan + Feb	-331.8
Deduction CO_2 allowances from March & onwards	-653.2
Final sector's tariff insufficiency (e)	1,008.9
IBERDROLA's share of tariff insufficiency -35,01% (e)	353.2

9. SHAREHOLDER COMPENSATION

IBERDROLA offers its shareholders the possibility to reinvest their dividend in shares

At the same time of the payment of the supplementary dividend corresponding to 2005, done past 3 July, IBERDROLA launched the Dividends Reinvestment Plan (DRP), which offers the opportunity to all of its shareholders to reinvest such dividend in shares of the Company.

Thus, IBERDROLA has become the first non -financial company in the IBEX-35 index in offering this investment possibility to its shareholders.

The success of the plan is shown in the numbers obtained when launched: It has been joined by more than 22,000 shareholders, of which 97% are physical persons, representing 7% of Total Share Capital.


IBERDROLA

Analysis of H1 2006

Energy Production

	GWh	vs. H1 2005		% Weight
Gas combined cycle	17,645	2,882	19.5%	40.4%
Wind energy and mini-hydroelectric	3,988	518	14.9%	9.1%
Wind farms	3,663	511	16.2%	-
Hydroelectric	5,274	330	6.7%	12.1%
Nuclear	12,427	1,640	15.2%	28.4%
Fuel-oil	787	-1,086	-58.0%	1.8%
Coal	2,629	-617	-19.0%	6.0%
Cogeneration	951	12	1.3%	2.2%
TOTAL NET PRODUCTION	**43,701**	**3,679**	**9.2%**	**100.0%**
ENERGY DISTRIBUTED	**63,396**		**3.0%**	

Energy Production in Spain

	GWh	vs. H1 05	% Weight
Gas combined cycle	7,379	18.1%	22.6%
Wind energy and mini-hydroelectric [1]	3,988	14.9%	12.2%
Wind farms	3,663	16.2%	-
Hydroelectric	4,756	6.4%	14.6%
Nuclear	12,427	15.2%	38.0%
Fuel-oil	787	-58.0%	2.4%
Coal	2,629	-19.0%	8.0%
Cogeneration	715	-0.6%	2.2%
TOTAL NET PRODUCTION	**32,681**	**6.1%**	**100.0%**
ENERGY DISTRIBUTED	**49,581**	**2.5%**	
HYDRO ELECTRIC RESERVE LEVELS AT 30/06/06		**51.3% (5,788 GWh)**	

Energy Production in Latin America

	GWh	vs. H1 2005	% Weight
Gas combined cycle	10,266	20.6%	93.2%
Hydroelectric	518	9.3%	4.7%
Cogeneration	236	7.3%	2.1%
TOTAL NET PRODUCTION	**11,020**	**19.7%**	**100.0%**
ENERGY DISTRIBUTED (managed)	**13,815**	**4.8%**	

(1) Includes 308 MW of international capacity with an output of 281 GWh.

1. PRODUCTION: SPAIN

Net Production of the Group in Spain rose 6.1% in the first half of 2006, reaching 32,681 GWh. It is worth mentioning the evolution of the Special Regime, which now accounts for 14.4% of total generation in Spain, close to the level for hydroelectric generation, thanks primarily to the 16.2% increase seen in wind generation. Combined cycle production is up 18.1%, representing 22.6% of the total output.

IBERDROLA has consolidated the position of its generation mix in Spain as the least polluting in the sector, after reducing emissions by 18.4%. The highlights of this period were as follows:

- The good availability of nuclear plants, up 15.2%, combined with an increase in hydroelectric production (+6.4%), despite the adverse operating conditions.
- Wind production is up 16.2%, and total renewable energies production increases by 14.9%. Special Regime, including cogeneration, now accounts for 14.4% of the generation mix, the same level as hydroelectric. In addition, international wind production rose to 281 GWh over the quarter.
- Combined cycle production is up 18.1% to 7,379 GWh, representing 22.6% of the company's generation mix in Spain and the technology making the second biggest contribution to the total mix after nuclear, which accounts for 38.0%.
- The significant reduction in production based on the most polluting energy sources, further to efforts launched over the first quarter of the year, has been consolidated, with coal production down -19% and fuel-oil down -58%.

Emissions were reduced by 18.4% over the first half of 2006 to 189 gr/KWh, a very significant figure given the low level of hydroelectric production. The percentage of emission-free production rose to 64.8%, up from 60.8% over the first half of 2005.


CO_2 emissions
(gr./kWh)
231
-18.4%
189
H1 2005
H1 2006

IBERDROLA obtained a market share in the wholesale market of 25.5% in the first half of 2006.

Comparatively speaking, energy production can be broken down as follows:

	H1 2006	H1 2005
Gas combined cycle	22.6%	20.3%
Renewable energy	12.2%	11.3%
Hydroelectric	14.6%	14.5%
Nuclear	38.0%	35.0%
Fuel-oil	2.4%	6.1%
Coal	8.0%	10.5%
Cogeneration	2.2%	2.3%
Total	**100%**	**100%**


IBERDROLA

The changes recorded in CO_2 emissions were as follows.

	Million tons	Average price
Rights allocated	6.3 (*)	22.35
Rights consumed	6.5	23.32

(*) Approximate figure for comparison purposes, as allocation of allowances are made on a yearly basis and are managed over a three year period.

2. PRODUCTION: LATIN AMERICA

In Latin America, total production is up 19.7% to 11,020 GWh, with this strong growth driven by the new investments made in combined cycle plants, representing 93% of the total.

	Production	Change
Mexico (combined cycles)	**9,495**	**22.6%**
South America	**1,525**	**4.1%**
Combined cycles	771	0.0%
Hydroelectric	518	9.3%
Cogeneration	236	7.3%
Total	11,020	19.7%

The growth recorded in this region reflects firstly the greater availability of the Mexican plants in Monterrey (1,040 MW), Altamira (1,036 MW), Enertek (120 MW), and La Laguna (500 MW), running at full capacity, with production up 22.6%, and, secondly, the Termopernambuco plant in Brazil, where production has remained stable. Hydroelectric energy is up 9.3%.

3. MARKET: SPAIN

In the domestic market IBERDROLA's total demand measured on the grid rose 2.5% to 49,581 GWh, while the number of customers is up to 9.75 million.


Commercial: 25%
Tariff: 75%

4. MARKET: LATIN AMERICA

Changes in demand for IBERDROLA's three distribution companies in Brazil are presented in the following table:

Energy distributed (GWh) (under management)	H12006	vs. 2005
Coelba	5,981	5.8%
Cosern	1,792	5.0%
Celpe	4,290	2.8%
Total	12,063	4.6%



Analysis of results for the period
(Unaudited)

The most notable aspects of the results for H1 2006 are as follows:

Million euros	Jan-Jun 2006	vs. 2005
NET SALES	5,496.6	+0.7%
GROSS MARGIN	2,845.8	+21.9%
EBITDA	1,916.4	+20.0%
EBIT	1,388.5	+24.9%
NET PROFIT	817.7	+25.2%

1. NET SALES

The Group's Net Sales came to 5,496.6 million euros over the first half of 2006, up 0.7% on the same period in 2005.



International: 20.6%
Non-energy: 13.7%
National energy: 65.7%

The domestic energy business saw its Net Sales fall -11.1%, primarily due to the low level of sales in the Supply business, the eliminations in consolidation figures due to the existence of a bilateral agreement between Generation and Supply (-268.6 million euros) and the impacts of Royal Decree-Law 3/2006.

However, in the renewable energy business, Net Sales is up 57.1% and International business is up 36.7%. In relation to Non-energy business, its Net Sales has seen an increase of 32.3%, with strong growth in the Engineering business.

Domestic Energy	3,610.9	-11.3%
International	1,134.6	+36.7%
Non-energy	751.0	+32.3

With regard to the estimated tariff insufficiency for the first six months of 2006 at sector level, and after discounting the value of emission allowances consumed, the estimated insufficiency for H1 2006 could reach a figure close to 1,009 million euros.

In accordance with Royal Decree-Law 5/2005 of 11 March, the provisional percentage of financing for the tariff insufficiency corresponding to IBERDROLA is 35.01%, representing a deviation of 353 million euros.

According to the interpretation of Royal Decree-Law 3/2006, the figure given above for the sector's tariff insufficiency includes 985 million euros corresponding to the value of the emission rights allocated under the National Allocation Plan and consumed over the period, based on the following criteria:

- For January and February "any eventual negative balances in the settlement of the 2006 tariff will be deducted."



- For subsequent months, "remuneration for the electrical energy production business ... will be reduced by an amount equivalent to the value of the greenhouse effect emission rights allocated ..."

On the other hand, the application of Royal Decree 3/2006 reduced revenues from the activity by -163.8 million euros accounted in the Distribution business. Its definitive impact will depend on the price ultimately recognized, given that Royal Decree 3/2006 sets as "provisional" the price of 42.35 euros/MWh, which has been applied as of 3 March: "**with respect to payment for activities regulated by the National Energy Commission, during 2006 the provisional price to be considered for distributors for energy acquired through the assimilation mechanism described in Section 1 will be the average cost provided for in the 2006 tariff for energy generated under the ordinary regime for mainland Spain, including the costs of ancilliary services and the capacity payment, representing 42.35 euros/MWh.**" Furthermore, another negative impact has been recorded for 43 million euros, based on differences between the actual cost and the standard cost in the Distribution business as a result of the bidding policy followed in the wholesale market since June 9th.

2. GROSS MARGIN

The consolidated gross margin came out at 2,845.8 million euros, up 21.9% on the same period in 2005. The 0.7% increase in Net Sales up to 5,496.6 million euros, already explained, is compensated by the 18% reduction in procurement costs, down to 2,496.5 million euros, which includes a negative impact of -154.3 million euros for the consumption of emission allowances.

The Renewable and International business lines account for 52% of the total 21.9% increase in the gross margin. In local currencies, this growth comes out at 19.1%.



Gross Margin by business
(MM€)
1,697.1
+8.9%
372.3
+57.1%
446.3
+40.2%
330.1
+49.7%
2,845.8
52% of
total growth
Domestic Energy Business*
Wind
Internat.
Non Energy
Gross Margin
* Generation + Supply + Gas + Distribution

The following contrasting aspects can be highlighted regarding this change in the Gross Margin:

2.1 Domestic Energy Business

The Gross Margin rose to 2,069.4 million euros, up 15.2% on the same period in 2005.

The Domestic Energy business (excluding Renewables) is up 8.9%, while Renewables grew more than 57%.



Net Sales and Procurements changes have been influenced by various factors, highlighting:

- The application of Royal Decree 3/2006, with a negative impact due to the asimilation to bilateral agreements for -163.8 million euros, booked under the Distribution business.

- In addition, an impact from deviations of -43 million euros recorded on the Distribution business, reflecting differences between actual and standard costs.

- The negative impact for the cost of emission allowances consumed over the period, for -154.3 million euros recorded in Generation.

A flexible management approach has made it possible to compensate for the above mentioned impacts on the Distribution business, with its gross margin like-for-like down -207 million euros (directly linked to Royal Decree-Law 3/2006), with significant improvements in the Supply and Gas business (including IFC), up +192 million euros at the gross margin level. The positive trend registred in the Supply and Gas business has been achieved after reducing exposure to the Supply business and implementing a range of management efficiency improvements, while also reflecting a positive contribution by Gas Trading. These management improvements combined with the contribution by the Renewables business, accounting for 372.3 million euros of the gross margin, have paved the way for a 15.2% increase in the Domestic Energy business.

It is important to note that Generation currently sells energy directly to Supply under a bilateral contract, which constitutes an inter-company transaction. As such, in the Group-level accounts, the impact of purchases and sales under these contracts is eliminated, with the final impact on the Gross Margin coming out at zero, although they do have a significant effect at individual level for the various items.

2.2 International Business

The Gross Margin reached 446.3 million euros, up 40.2%, reflecting the good performance seen on the Group's businesses in the region, with a 19.7% increase in energy generated, showing a higher level of availability, and a 4.8% increase in energy distributed; as well as the positive evolution in the exchange rate for the region's reference currencies, namely the real in Brazil (+20.2%) and the US dollar, which affects Mexico (+5.1%).

2.3 Other Businesses

These businesses contributed 330.1 million euros to the total Gross Margin, representing an increase of 49.6%, driven primarily by **Engineering and Services**, with Corporación IBV, Other Services and Iberdrola Inmobiliaria making key contributions.

3. BASIC MARGIN

The Basic Margin over the period rose 19.2% to 2,859.0 million euros, as can be seen in the following table:



	H1 2006	H1 2005	Change %
GROSS MARGIN	2,845.8	2,334.7	21.9%
EMISSION ALLOWANCES	13.2	64.2	-79.4%
BASIC MARGIN	2,859.0	2,398.9	19.2%

The Basic Margin reflects 13.2 million euros in income for emission allowances granted to cogenerators. Further to Royal Decree-Law 3/2006 of 24 February, income from emission allowances granted has not been taken into consideration, with the exception of those received from this technology. The negative impact at March 2006 resulting from not factoring in income from emission rights allocated to the rest of generation comes out at -141.1 million euros, with this impact reflected in the Generation business. In 2005, prior to the application of this Royal Decree-Law, the total amount of any subsidies for emission allowances was considered to represent revenues.

Without the impact resulting from the application of Royal Decree-Law 3/2006 relative to emission allowances, the Basic Margin would have come out at 3,000.1 million euros (+25.1%)

4. EBITDA

Consolidated EBITDA is up 20.0% to 1,916.4 million euros. In addition to the Gross Margin evolution, already explained, it is important to analize the evolution of the Net Operating Expense:

- 8.4% increase in Personnel Expenses, basically linked to the increase in personnel costs in growing businesses such as Renewables, combined cycles, and Mexico. The traditional electricity business has seen a slight increase, rising 2.8%.

- 25.7% increase in External Services due to the higher level of activity in connection with the new combined cycle and renewable facilities, Latin America as well as Supply expenses. This also includes 29 million euros in costs for the second nuclear fuel cycle (Enresa), which had no equivalent in 2005.

In addition, there is a positive impact resulting from exchange rate differences (17 million euros) due to changes in currencies for the Latin American businesses. Like-for-like, Net Operating Expenses are up 13.1% (compared with the 18.3% reported), after deducting the impact of exchange rates and expenses for the second nuclear fuel cycle (Enresa).

Net operating expenses can be broken down as follows:

Million euros	H1 2006	vs. 2005
Net personnel expenses	**431.1**	**9.8%**
Personnel	515.1	8.4%
In-house work on fixed assets	-84	1.7%
Net External Services	**406.1**	**28.9%**
External Services	498.5	25.7%
Other operating revenues	-92.4	13.1%
TOTAL	**837.2**	**18.3%**


IBERDROLA


Net operating expenses
837.2
-29.0
-17.0
791.2
+18.3%
Net op exp Reported
2nd nuc fuel phase
Exch rate impact
Net op exp Recurrent

In addition, taxes are up 11.1% to 105.4 million euros, primarily factoring in taxes paid on the new facilities brought into service and the higher payments stemming from the increase in energy billed under tariff.

5. EBIT

EBIT rose to **1,388.5 million euros, up 24.9%** compared to the first half of 2005. Amortisation and Provisions are up 8.8% (42.9 million euros), way below the 20.0% growth achieved in EBITDA, offsetting the increase generated by the business operative as already outlined above, paving the way for an increase in EBIT almost five percentage points higher than the level recorded for EBITDA. This increase in Amortisation and Provisions is mainly due to:

- The 7.3% increase in Amortisation, up to 503.7 million euros. This increase is due to the new facilities brought into service since the end of the first half of 2005.

- Provisions are up 57.7% to 24,2 million euros, with 90% relating to activities in Spain and the remaining 10% to Latin America.

Million euros	H1 2006	H1 2005	Change %
Amortisation	503.7	470	+7.3%
Provisions	24.2	15	+57.7%
TOTAL	527.9	485	+8.8%

6. FINANCIAL RESULT

The **Financial Result** came to **-273.5 million euros, 39.5% higher** than in first half of 2005. This increase basically reflects the 26.1% increase in financial expenses, due to the impact of the tariff insufficiency over the period, causing a higher average balance of debt in relation to the first half 2005 of 1,978 million euros, as well as to the inclusion of a provision for the discount of the amount over the nominal value of potential debt to be securitised and the effect of the evolution of the exchange rates in the currencies from Latin America businesses.

Furthermore, financial revenues are up 9.3% to 170.3 million euros.

Million euros	H1 2006	H1 2005	Change %
Financial revenues	170.2	155.8	9.3
Financial expenses	(443.8)	(351.9)	26.1
TOTAL	(273.5)	(196.1)	39.5

The average financial cost of debt came out at 4.43% over the first half of 2006, compare to the 4.57% for the same period of 2005.

7. RESULTS OF COMPANIES CONSOLIDATED BY EQUITY METHOD

Results of companies consolidated using the equity method registered a reduction of 12.7 million euros to 12.5 million euros, with most of the result contributed by Other Businesses.

It can be broken down as follows:

Million euros	H1 2006	H1 2005	Change Mil. euros
Other Businesses	10.6	19.6	-9.1
Rest	1.9	5.6	-3.6
TOTAL	12.5	25.2	-12.7

The reduction in Other Businesses was due to companies withdrawn from the perimeter of consolidation, such as Cementos Portland, as well as the lower contribution made by Non-energy businesses.

8. NON-CURRENT ASSETS RESULTS

Recurrent income from Non-current Assets amounted 152.6 million euros, as a consequence of the sale of real estate assets, and included under recurrent business. IBERDROLA (through the holding company and its subsidiary Iberdrola Inmobiliaria) now controls more than 3,800 buildable square meters. In this way, of the capital gains in the semester for the sales done, 53 million euros came from Iberdrola Inmobiliaria assets and 100 million euros came from the holding company.


Non-recurrent results (Eur MM)
153
53
Land from Iberdrola Inmobiliaria
Land from IBERDROLA
78
80
75
2003
2004
2005
H1 2006

9. NET PROFIT

Pre-tax Earnings grew +32.5% to 1,280 million euros. The effective tax rate for the first half of 2006 came out at 35%, higher than the 31.7% recorded for the first six months of 2005.

Lastly, **Net Profit rose to 817.7 million euros, up 25.2%** compared to the same period of 2005, in line with the 24.9% increase recorded in EBIT.



Results by business

1. DOMESTIC BUSINESS

1.1 Generation

a) Gross margin

The change in the Gross Margin over the first half of 2006 primarily reflects the 5.1% increase in production under the Ordinary Regime. Combined cycles production is up 18.1% and the most polluting technologies – fuel oil (-58%) and coal (-19%) – have strongly reduced their production levels, while both nuclear and hydroelectric production levels are up, rising +15.2% and +6.4% respectively.

Prior to analysing these results, it is important to note that the figures for the Generation business are influenced by the change followed in the internal financing contract (IFC) between this business and Supply. The results can be broken down as follows:

GENERA. Mil.eur.	H1 2006 (ex-IFC)	vs. 2005	CFI	H1 2006 (report.)	vs. 2005
Gross Margin	1,353.5	+18.7%	-119	1,234.5	+44.5%
Net Oper.exp.	238.8	+20.5%		238.8	+20.5%
EBITDA	1,091.9	+12.0%		972.9	+41.3%

In terms of reported accounts (without compensating the mentioned IFC), the Gross Margin for the Generation business is up 44.5%. Highlights:

- Net Sales on the **Generation** business up 47.0%, reflecting the abovementioned increase in production, in an environment of higher prices (16.2%). In addition, it is important to note that Generation currently sells energy to Supply on a direct basis, by using a bilateral contract.

Fuel Cost & CO_2

Eur/MWh	2006	2005	%
Avg. Fuel Cost*	40.7	32.3	+26.2%
CO_2 Cost (Eur/ton)	23.3	10.4	+124.0%

* Includes C. Cycles, Coal & Oil

- The average cost of fuel (without including nuclear) stands at 40.7 euros/MWh, close to the cap set under Royal Decree 3/2006. In this way, procurements are up 44.2%, almost 3 percentage points lower than the increase recorded in Net Sales, and well below their 79.5% increase at the end of March, with a mix focused on the least polluting technologies and a significant reduction in conventional thermal generation in a situation of high prices for oil-based products on the international markets. Keeping Procurements under control in this way has enabled the company to achieve an increase in its Gross Margin higher than that seen in Net Sales.

In addition to the cost of Procurements, a negative impact of 154.3 million euros has been recorded relative to the cost of emission allowances consumed. Factoring in revenues

for allowances granted to cogeneration plants, the net impact amounts 141.1 million euros.

	Mil. Tn	Average Price	Million euros
Rights allocated	6.3 [1]	22.35	141.1
Rights consumed	6.5	23.32	154.3 [2]

(1) Approximative calculation of the comparative effects, given that the allowances allocation are done on an annual basis, managed over a three year period.

(2) Including cost of reduction in consumption.

b) Operating Profit / EBIT

EBIT is up 55.4% compared to the previous year, reaching 777.6 million euros. At the EBITDA level (972.9 million euros) there is an increase of 41.3%. In addition to what has been said at Gross Margin, Net Operating Expenses rose 20.5% to 40.6 million euros as a result of various factors:

- External Services are up 21.3%, due to the combined cycle plants brought into service, with the capacity in operation up 42.9%. This item also includes 29 million euros in expenses for the second part of the nuclear fuel cycle (ENRESA), a situation without any equivalent over the first half of 2005.

- Personnel expenses showed a slight increase, rising 5.3%.

Net Operating Expenses can be broken down as follows:

Million euros	H1 2006	vs. 2005
Net personnel expenses	106.8	8.0%
Personnel	116.3	5.3%
In-house work on fixed assets	(9.5)	-17.4%
Net External Services	132.0	32.9%
External Services	162.6	21.3%
Other operating revenues	(30.6)	-11.8%
TOTAL	238.8	20.5%

Taxes are up 13.6% as a result of the new facilities brought into service.

1.2 Supply and Gas

a) Gross Margin

The first half of 2006 saw a significant reduction in the volumes of electricity sold, in line with the strategy of lower business exposure, dropping 69.5%. This reduction is reflected both in Net Sales, down -20.3%, and in Procurements, dropping -22.0%.

In this way, it has been achieved a significant improvement in the Gross Margin, with a positive contribution up to 43 million euros, compared with 17.9 million euros in the same period the previous year.

In the breakdown by business, it is important to highlight:

- Electricity: as mentioned in the section on Generation, the internal financing contract (IFC) has an impact on the results presented for the business. In this way, the Gross Margin for the business, factoring in the

impact of the internal financing contract, is up 126 million euros, thanks to the policy to scale down this activity over the last few months.


Electricity Supply
Gross Margin (Eur MM)
30.7
-286.1
+167 MM
10.1
-119.0
-129.1
Includes
Eur -30 MM
of one-offs
-255.4
H1 2005
H1 2006
Reported in Supply & Gas
I.F.C.* reported in Gen. Spain

- Gas: optimization of the gas strategy have been completed in line with the flexibility of the contracts signed, increasing this business' contribution to the gross margin by 66.1 million euros, coming in at 53.2 million euros over the first half of 2006. Gas trading has also seen its contribution rise 40.6 million euros, with gas Supply up 25.5 million euros.


Supply + Gas
Gross Margin (Eur MM)
43.1
+140.8%
17.9
+53.1
30.7
-12.9
10.0
H1 2005
H1 2006
Elect. Supply
Gas

b) Operating Profit/EBIT

The policy to reduce exposure to the electricity business and the contribution of the gas business have paved the way for a positive contribution to EBITDA of 6.8 million euros, compared with the -51.7 million euros losses seen over the same period in the previous year.

In addition to the elements already presented in relation to the Gross Margin, the business significantly improved its efficiency following the restructuring carried out, reflected in a significant reduction in Operating Expenses, down 87.9 million euros (-47.4%), with Personnel Expenses down -42.1% and External Services down -54.9%, linked to the lower level of activity within the framework of a new more effective organization.

Net Operating Expenses can be broken down as follows:



Million euros	H1 2006	vs. 2005
Net personnel expenses	**17.3**	**-45.3%**
Personnel	18.3	-42.1%
In-house work on fixed assets	(1.0)	
Net External Services	**13.0**	**-50.0%**
External Services	20.4	-54.9%
Other operating revenues	(7.4)	-61.5%
TOTAL	**30.3**	**-47.4%**

In this way, the trend for negative contributions to EBIT on the Supply business has basically ended (-0.6 million euros), thanks also to the further reductions seen on Amortisation and Provisions as well as on Taxes:

- -76.5% reduction in Amortisation and Provisions
- -50.8% reduction in Taxes

- The key figures for this business are as follows:

SUPPLY (million euros)	H1 2006	vs. 2005
Net Sales	1,345.4	(20.3)
Gross Margin	43.0	140.2
EBITDA	6.8	N/A
EBIT	(0.6)	N/A

1.3 Renewables

a) Gross Margin

Over the first half of 2006, the Renewables business was affected by the following factors:

- Total installed capacity rose 22.1% (+724 MW), reflected in a significant increase in national and international wind production, up 16.2% to 3,663 GWh, with this growth achieved despite the low wind energy index seen over a few months of the first half. Total output using renewable energies (wind and mini-hydroelectric) is up 14.9%.

- In June 2006, 98% of the facilities were running under the market participation system. In the first half of 2005, a majority of the plants were still operating under the fixed remuneration system. In this way, prices are up 37%.

- Various changes have also been seen in the perimeter of consolidation, with the most significant including the full consolidation of Rokas, after IBERDROLA increased its stake in this company to 49.9%, and the inclusion of the Catefica wind farm in Portugal in the perimeter of consolidation.

- As such, the abovementioned increase in production, combined with the acceleration in growth achieved by transferring most of the facilities over to the market participation system, has enabled the company to increase its Gross Margin for this business by 57.1%, up to 372.3 million euros. International Renewables account for 5.5% of the total. The Gross Margin on Renewables now represents 23.2% of IBERDROLA's total generation activities in Spain.

b) Operating Profit/EBIT:
EBIT increased by 91.2 million euros (+74.2%) due to the following factors:

- EBITDA up 60.0%, in line with the increase in the Gross Margin and despite the +46.6% rise in Net Operating Expenses as a result of the new capacity brought on line. The EBITDA margin rose to 81.5%, compared with 80% over previous periods. In addition, the contribution of Renewables to total EBITDA has continued to trend up, rising to 15.8%.


EBITDA contribution
+8.6%
+11.9%
+15.8%
H1 '04
H1 '05
H1 '06

- EBIT is up 74.2% to 214.1 million euros, reflecting a 33.8% increase in Amortisation and Provisions, with 22.1% additional installed capacity brought online over the period.

- Net Operating Expenses can be broken down as follows:

Million euros	H1 2006	vs. 2005
Net personnel expenses	12.6	90.9%
Personnel	14.9	63.7%
In-house work on fixed assets	(2.3)	-8.0%
Net External Services	52.8	38.9%
External Services	57.7	45.3%
Other operating revenues	(4.9)	188.2%
TOTAL	65.4	46.6%

- The key operating figures for this business are as follows:

RENEWABLES (mil. euros)	H1 2006	vs. 2005
Net Sales	372.3	57.1
Gross Margin	372.3	57.1
EBITDA	303.5	60.0
EBIT	214.1	74.2

1.4 Distribution

a) Gross Margin
The Gross Margin on the Distribution business is down -39.3% as a result of the following factors:

- -163.8 million euros for the provisional negative impact resulting from the application of Royal Decree 3/2006 of February 24.

- Negative impact from deviations of -43 million euros resulting from differences between real and standard costs.

- Positive impact of 15 million euros reflecting the increase in retribution for regulated



activities in line with the tariffs plan (Royal Decree 1556/2005).

The recurrent Gross Margin, i.e. not factoring in the impact of Royal Decree-Law 3/2006 and excluding the effects of non-regulated activities over the first half of 2006, comes out at 627.9 million euros, up 0.4% compared with 2005, and in line with the increase in the retribution of the regulated business. Breakdown of the various effects is as follows:

MM€	H1 2006	%
Recurrent Gross Margin*	**627,9**	+3,1%
RDL 3/2006 impact	-163,8	n/a
Impact from deviations	-43,0	n/a
Reported Gross Margin	421,1	-30,9
Net Operating Expenses	-248,1	+1,7%
Recurrent EBITDA*	**329,4**	+1,9%
Reported EBITDA	122,6	-62,1%

(*) Excluding for 2005 non regulated business

b) Operating Profit/EBIT

EBITDA on Distribution is down -69.4%, reflecting the downturn on the Gross Margin combined with an 18.3% increase in Taxes, not offset by the efficiency improvements achieved on Net Operating Expenses, which are down 1.3%.

Nevertheless, recurring EBITDA, i.e. without factoring in the impact of Royal Decree-Law 3/2006, totalled 329.4 million euros, 1.9% lower than for the same period in 2005.

Net Operating Expenses can be broken down as follows:

Million euros	H1 2006	vs. 2005
Net personnel expenses	106.2	12.4%
Personnel	142.0	4.1%
In-house work on fixed assets	(35.8)	-14.6%
Net External Services	**141.9**	-9.6%
External Services	175.2	-10.9%
Other operating revenues	(33.3)	-16.3%
TOTAL	**248.1**	-1.3%

The improvement in efficiency achieved, reducing Net Operating Expenses by 1.3%, is primarily due to efforts to keep External Services under control, with these costs down 10.9%. Personnel costs were also kept under control, rising by only 4.1%, factoring in the costs resulting from the reduction in energy used and the additional cost for transferring part of the workforce from the Supply business.

Amortisation and Provisions are down 4.7% to 112.5 million euros, with the reduction in EBITDA some 27 percentage points lower than the level seen for EBIT, coming in at -96.4 %.

- The key operating figures for this business are as follows:

DISTRIBUTION (mil. euros)	H1 2006	vs. 2005
Net Sales	421.1	-39.6
Gross Margin	421.1	-39.3
EBITDA	122.6	-69.4
EBIT	10.1	-96.4



1.5 Corporation

This basically includes eliminations of inter-group expenses between the corporation and the different businesses

2. INTERNATIONAL BUSINESS

a) Gross Margin

Net Sales from **International** have increased 36.7% to reach 1,134.6 million euros. Mexico, with a 58.4% contribution, is the area that makes the greatest relative contribution, also displaying growth of 31.2% thanks to increases in production and plant availability. It is also notable that there has been an increase in Net Sales in Brazil by 45.2%, essentially resulting from an increase in demand and price adjustments, as well as a favourable change in the currency exchange rate with the Brazilian real in this period.

In International Business, the Gross Margin is up 40.2% (+128 million euros) to 446.3 million euros. The change in the overall Gross Margin for the Latin America region can be broken down as follows:

- Increase in the Gross Margin (functional currency): 62.7 million euros.

- Exchange rate effect: 65.3 million euros in total, mainly from the increase in value of the Brazilian currency in relation to the euro (+20.2%).

In **Mexico/Guatemala**, the Gross Margin amounted to 158.2 million euros (+29.8%). This increase is basically due to the full contribution to the results of the combined cycle of La Laguna (500 MW), as a result of its entry into operation at the end of the first quarter of the past fiscal year, and, secondly, the significative improvements in efficiency and availability of the combined cycle plants, totalling a 22.6% output increase in the area. In addition the dollar appreciated by 5.1%, which created an effect equivalent to 8.4 million euros.

In **Brazil**, the Gross Margin showed an improvement of 46.7% (reaching 288.1 million euros), thanks to: a greater contribution from distribution businesses arising from growth in demand (+4.6%) and tariff revisions and adjustments taking place in April each year and positively affecting the results of the first half of 2006 in relation to that of the past fiscal year. It is also noteworthy the revaluation of the real in relation to the euro (20.2%), with a positive effect of 57 million euros.

b) Operating Profit/EBIT

In International Business, EBIT increased 60.6% to 258.2 million euros, reflecting the increase in EBITDA (44.1%) and the smaller increase of amortisation recorded (+6.1%), which, although they rised, grew at a lower rate than the EBITDA mentioned.

With respect to the EBITDA, it registers growth of +34.9% in Mexico, mainly as the result of greater activity in Generation because of the increasing contribution from the La Laguna combined cycle, in operation since the end of the first quarter of 2005, and the improvement in efficiency and availability of the region's combined cycles. In South America there was a rise of +50.2% due to the change



already described in Gross Margin. Thus, total EBITDA growth in International Business comes out at 44.1%.

The EBITDA per region and business is broken down as follows:

• *Mexico-Guatemala*

Million euros	H1 2006	vs. 2005
Generation	93.7	46.9%
Distribution	30.3	7.8%
TOTAL	124.0	+34.9%

• *South America*

Million euros	H1 2006	vs. 2005
Generation	47.7	103.0%
Distribution	160.8	39.5%
TOTAL	208.5	+50.2%

- The change in Net Operating Expenses for the entire Latin America region can be broken down as follows:

Million euros	H1 2006	vs. 2005
Net personnel expenses	**41.4**	**28.6%**
Personnel	49.1	30.2%
In-house work on fixed assets	(7.7)	40.0%
Net External Services	**68.5**	**30.2%**
External Services	88.6	42.9%
Other operating income	(20.1)	113.8%
TOTAL	**109.9**	**29.6%**

The 29.6% increase in Net Operating Expenses was affected by the impact of the evolution in the exchange rate. Once this effect is deducted, this item grows by only 9.6%.

This can be broken down by region as follows:

Million euros	H1 2006	vs. 2005
Mexico/Guatemala	**34.0**	**13.7%**
Net Personnel Expenses	7.4	15.6%
Net External Services	26.6	13.2%
South America	**75.9**	**38.3%**
Net Personnel Expenses	34.0	31.8%
Net External Services	41.9	44.0%
TOTAL	**109.9**	**29.6%**

- Amortisation and Provisions are up 6.1%, primarily due to the effect of increased amortizations booked as a result of the Altamira and La Laguna combined cycles plants in Mexico and the Termopernambuco plant in Brazil entering into service and operating at full capacity.

The key operating figures for this business are as follows:

INTERNATIONAL (million euros)	H1 2006	vs. 2004 2005
Net Sales	1,134.6	36.7%
Gross Margin	446.3	40.2%
EBITDA	332.5	44.1%
EBIT	258.2	60.6%



3. NON-ENERGY BUSINESSES

a) Gross Margin

Net Sales from Non Energy Businesses grew 32.3% to 751.0 million euros, as an effect of activity in Engineering and Services and the contribution made by IBV, which grew in similar proportions, while Iberdrola Inmobiliaria showed growth in line with the seasonal nature of its business. Iberdrola Ingeniería y Construcción (Iberinco) contributed 221.4 million euros in Net Sales after doubling its contribution.


Net Sales Engineering (Eur MM)
2.2x
102.5
221.4
H1 2005
H1 2006

Gross Margin increased to 330.1 million euros, representing growth of 49.6%. The results can be broken down as follows:

Million €	H1 2006	H1 2005	Chan. MM
Engineering and Services	89.3	55.6	38.7
IBERDROLA Inmobiliaria	60.8	88.4	-27.6
IBV Corporation	84.4	68.2	16.2
Other services	95.6	8.4	87.2
TOTAL	**330.1**	**220.6**	**109.5**

The increase of 33.7 million euros in Engineering and Services was basically due to the margin recorded by Third Parties Services. The increase in Other Services derives from including business activities here that, up to the third quarter of 2005, were included in the Distribution business and which, since the end of fiscal year 2005, have been accounted following the criterion of the 2005 Legal Report.

b) Operating Profit / EBIT

The following table breaks down the EBITDA:

	H1 2006	H1 2005	% Chan.
EBITDA	**183.7**	**122.7**	**49.7%**
Real Estate	47.3	77.2	-38.7%
Engineering and Services	51.2	31.8	61.0%
IBV Corporation	16.4	10.6	54.7%
Other Services	68.8	3.1	N/A

- It is noteworthy the contribution made by Iberdrola Engineering and Services, where EBITDA reached 51.2 million euros, in line with the higher margins achieved, and growth in Net Operating Costs that was considerably below the figure recorded under Gross Margin.
- The contribution made by Other Services was 68.8 million euros, which was influenced by changes in the accounting criterion already referred to under Gross Margin.
- The contribution made by Real Estate was 47.3 million euros, which follows the seasonal trend visible under Gross Margin, to which

must be added growth in Net Operating Costs, particularly in relation to External Services linked to projects on the portfolio.

- IBV Corporation, which is consolidated by proportional consolidation according to IFRS, has contributed 16.4 million euros through its various industrial businesses.

The key operating figures for this business are as follows:

Million €	H1 2006	vs. 2005
NET SALES	751.0	32.3%
GROSS MARGIN	330.1	49.6%
EBITDA	183.7	49.7%
EBIT	149.6	38.4%

The main items for **Iberdrola Inmobiliaria** at the end of the first half of fiscal year 2006 are the following:

- **Iberdrola Inmobiliaria** business data:

PORTFOLIO OF BUILDABLE AREA RESIDENTIAL USE (m2)	
Total	1,610,633
Under construction	140,323
Under management	316,088
In planning	1,154,222

PORTFOLIO OF BUILDABLE AREA COMMERCIAL USE (m2)	
Total	526,462
Under construction	37,814
Under management	228,841
In planning	259,807

- **Iberdrola Inmobiliaria** balance sheet data:

	Million €
TOTAL ASSETS	1,658
INTANGIBLE FIXED AND INVESTMENT ASSETS	574
CURRENT ASSETS	1,020
SHAREHOLDERS' EQUITY	644
FINANCIAL DEBT	56

- **Iberdrola Inmobiliaria** income statement data:

	Million €	vs. 2005
NET SALES	136.9	-37.2%
GROSS MARGIN	60.8	-31.2%
EBITDA	47.3	-38.7%
EBIT	44.7	-40.7%
Non Current Assets	42.7	N/A
NET PROFIT	58.6	+36.6%



Balance Sheet

January - June 2005

	Million euros	vs. Dec. 2005
TOTAL ASSETS	32,013	5.0%
TANGIBLE & INTANG. FIXED ASSETS	21,533	0.9%
LONG-TERM INVESTMENTS	2,025	24.2%
SHAREHOLDERS' EQUITY	9,795	4.0%
NET DEBT	13,605	11.4%

The balance sheet of Iberdrola at June 30, 2006, presents Total Assets of 32,013 million euros. It is worth highlighting the maintenance of its strong capital position even taking into account the investments made in the period (1,153 million euros). The leverage ratio in June 2006 was 54.9% (58.1% if taking into account the financing of the tariff insufficiency). In December 2005, leverage ratio was 53.6% (56.5% if taking into account the financing of the tariff insufficiency). Tariff insufficiency corresponding to Iberdrola added up 1,694 million euros by June 2006, with 1,341 million euros already recognized for 2005.

Analysis of the Balance Sheet

1. FIXED ASSETS

Total investment in the period from January to June 2006 amounted to 1,153 million euros, broken down as follows:

	Jan-Jun 2006	%
Spain	**570**	**49.5%**
Generation	176	
Renewables	98	
Distribution	209	
Other	87	
Mexico	**116**	**10.1%**
Generation	110	
Distribution	6	
South America	**72**	**6.2%**
Generation	6	
Distribution	66	
International: other	**395**	**34.2%**
TOTAL	1,153	100.0


Investments (Jan - Jun 2006)
Generation: 68.0%
Distribution: 24.5%
Others: 7.5%

With respect to investments in Spain, those made on production activities stand out, totalling 274 million euros, broken down as follows:

- 176 million euros on the Generation Business.
- 98 million euros on the Renewables business.



Investments in Mexico were mainly focused to both the combined cycles of Tamazunchale and Altamira V and VI, with 76 million and 14 million euros respectively. In Brazil investments have primarily been made in distribution, mostly financed through funds generated in Brazil.

Under the heading "International: Other", and totalling 395 million euros, the following investments are included:

- **Stake increase in the share capital of Energías de Portugal (EDP) up to 9.5%.** Past April 27th Iberdrola raised its stake in Energías de Portugal, S.A. (EDP) from 5.7% to 9.5%. The acquisitions were made in the market amounting 332 MM euros.

- Renewables outside of Spain (63 MM euros), basically for the projects in the United States, Brazil and France.

2. SHARE CAPITAL

Share Capital as of June 30, 2006 was comprised of **901,549,181 bearer shares** with a par value of 3 euros each.

The General Shareholders' Meeting held last 30 March approved the distribution of a total dividend of 0.885 euros per share charged against fiscal year 2005, representing an increase of 15.2% per share over the dividend paid in 2005. This ratified the commitment assumed by IBERDROLA to increase remuneration to shareholders in line with the growth in Net Profit.

On 2 January 2006 an interim dividend was paid against fiscal year 2005 in the amount of 0.367 euros per share, and on 3 July 2006 a supplementary dividend of 0.518 euro per share was paid.

3. FINANCIAL DEBT

Net financial debt amounted to 11,911 million euros at the end of June, and the financial leverage stood at 54.9%. If it is taken into account the financing of the tariff insuficiency, which at June 2006 amounted, in the case of Iberdrola, 1,694 million euros (1,341 million euros already recognized for 2005 and 353 million euros for the period corresponding from January to June of 2006), net financial debt would be of 13,605 million euros and the leverage would stand at 58.1%

Average cost of debt was situated at 4.43% in June 2006, 14 basis points lower than the one registered in June 2005, despite the upward trend in interest rates.

The debt structure can be broken down by currency and interest rate as follows:

	June 2006	June 2005
Euro	86.3%	86.1%
Dollar	8.6%	8.4%
Real	4.7%	5,1%
Other currencies	0.4%	0.4%
Fixed Rate	57.4%	58.2%
Capped	11.2%	12.0%
Floating Rate	31.4%	29.8%



In line with the policy to minimise financial risks on debt, foreign currency risks have continued to be mitigated through the financing of investments in Latin America in local currencies (the real, in the case of Brazil) or in their functional currencies (the dollar, in the case of Mexico).

The debt structure per company is shown in the following table:

	June 2006	June 2005
IBERDROLA, S.A.	85.3%	83.9%
Mexico	4.1%	5.2%
South America	4.4%	5.6%
Renewable energy	3.5%	2.8%
Iberdrola Inmobiliaria and other	2.7%	2.5%
Total	100%	100%

Debt can be broken down by product type as follows:

	June 2006	June 2005
Euro bonds	39.1%	35.4%
US PP	4.5%	3.7%
Other Bonds	3.7%	4.8%
Domestic commercial paper	5.4%	3.8%
Euro commercial paper (ECP)	4.4%	5.2%
Euro loans	35.3%	37.5%
Loans in other currencies	7.6%	9.6%
Total	100%	100%

In addition, as a result of the refinancing policy followed by IBERDROLA the average life of the debt increased from 4.9 years in June of 2005 to 5.0 years in June of 2006.



Average maturity of debt (years)
4.9
5.0
Jun-05
Jun-06

Lastly, the change in financial leverage has been as follows:

Million €	June 2006	December 2005
Shareholders' equity	9,795	9,415
Gross debt	14,390	13,111
Capitalized derivatives	91	90
Temporary financial investments	462	601
Cash	232	215
Net debt	13,605	12,211
Leverage*	58.1%	56.5%

* Without the effect of the tariff insufficiency, leverage is 54.9% in June 2006 and 53.6% in December 2005



4. WORKING CAPITAL

The figure for Net Working Capital rose to 931 million euros, representing an increase of 384 million euros in relation to the 547 million euros recorded at the end of fiscal year 2005. This increase is broken down as an increase of 648 million euros in Current Assets and an increase of 264 million euros in Current Liabilities. The origin of this change is founded in the Inventories item, with an increase of 208 million euros, basically due to Real Estate (+179 million euros).

5. FUNDS GENERATED FROM OPERATIONS

In June 2006 Funds Generated from Operations amounted 1,180.6 million euros, reflecting an increase of 9% compared to June 2005.

In the last quarterly review done by Moody´s agency, the rating of "Excellent" for liquidity, granted in June 2005, was maintained.

Breakdown of business contribution to Profits, Losses and Assets

	Sales	Oper. profit	Net Profit	Assets
Spanish business	79.4%	81.4%	81.8%	85.4%
International business	20.6%	18.6%	18.2%	14.6%
TOTAL	100%	100%	100%	100%


IBERDROLA

Income Statement
H1 2006
(Unaudited)

Million euros

	January-June 2006	January-June 2005	%
NET SALES	**5,496.6**	**5,458.7**	**0.7**
PROCUREMENTS	(2,496.5)	(3,045.4)	(18.0)
EMISSION ALLOWANCES	(154.3)	(78.6)	96.3
GROSS MARGIN	**2,845.8**	**2,334.7**	**21.9**
EMISSION ALLOWANCES	13.2	64.2	(79.4)
NET OPERATING EXPENSES	**(837.2)**	**(707.5)**	**18.3**
Net personnel expenses	(431.1)	(392.5)	9.8
Personnel	(515.1)	(475.1)	8.4
In-house work on fixed assets	84.0	82.6	1.7
Net External Services	(406.1)	(315.0)	28.9
External services	(498.5)	(396.7)	25.7
Other operating revenues	92.4	81.7	13.1
TAXES	**(105.4)**	**(94.9)**	**11.1**
EBITDA	**1,916.4**	**1,596.5**	**20.0**
AMORTISATION AND PROVISIONS	(527.9)	(485.0)	8.8
EBIT	**1,388.5**	**1,111.5**	**24.9**
TOTAL FINANCIAL REVENUES	170.3	155.8	9.3
Financial revenues	113.7	105.2	8.1
Positive exchange rate differences	16.5	17.0	(2.9)
Capitalised financial expenses	40.1	33.6	19.3
TOTAL FINANCIAL EXPENSES	(443.8)	(351.9)	26.1
Interest expenses	(296.9)	(275.7)	7.7
Negative Exchange Rate Differences	(15.0)	(20.4)	(26.5)
Pension Funds	(17.3)	(13.2)	31.1
Change in provisions for short term financial investments		(0.9)	N/A
Other financial expenses	(114.6)	(41.7)	174.7
RESULTS OF COMPANIES CARRIED BY EQUITY METHOD	12.5	25.2	(50.4)
INCOME FROM NON-CURRENT ASSETS	152.6	25.4	N/A
PROFIT BEFORE TAXES	**1,280.1**	**966.0**	**32.5**
Corporate income tax	(448.3)	(305.9)	46.6
Minorities	(14.0)	(7.1)	97.2
NET PROFIT	**817.8**	**653.0**	**25.2**



Balance Sheet
H1 2006
(Unaudited)

Million euros

	June 2006	Decembre 2005	Change
FIXED ASSETS	23,558	22,972	586
Tangible fixed assets	20,574	20,493	81
Intangible fixed assets	959	849	110
Long-term financial investments	2,025	1,630	395
DEFERRED TAX	1,138	1,356	(218)
NON-CURRENT ACCOUNTS RECEIVABLE	1,986	1,469	517
CURRENT ASSETS	5,331	4,682	650
Nuclear fuel	213	212	1
Inventories	1,056	848	208
Accounts receivable	2,274	2,324	(50)
Taxes receivable	936	420	516
Short term financial assets	574	643	(69)
Expenses paid in advance	46	26	20
Cash and equivalents	232	208	24
TOTAL ASSETS	32,013	30,479	1,535

Million euros

	June 2006	Decembre 2005	Change
SHAREHOLDERS' EQUITY	9,795	9,415	380
Capital Stock	2,705	2,705	
Reserves and other	6,102	5,513	589
Profit and Loss	818	1,382	(564)
Interim dividend	0	(331)	331
Minority shareholders	170	147	23
LONG-TERM PROVISIONS	1,596	1,846	(250)
DEFERRED INCOME	734	676	59
FINANCIAL DEBT	14,390	13,111	1,279
OTHER LONG-TERM LIABILITIES	902	958	(56)
OTHER SHORT-TERM LIABILITIES	4,399	4,135	264
PAYABLE TO CO. CARRIED BY EQUITY METHOD	197	339	(142)
TOTAL LIABILITIES	32,013	30,479	1,535



Results by Business

H1 2006 (Unaudited)

Million euros

	Domestic Energy	Internat. Bus.	Non-Energy
Net Sales	3,610.9	1,134.6	751.0
Procurements	(1,387.2)	(688.3)	(420.9)
EMISSION ALLOWANCES	(154.3)		
GROSS MARGIN	**2,069.4**	**446.3**	**330.1**
EMISSION ALLOWANCES	13.2		
NET OPERATING EXPENSES	(585.0)	(109.9)	(142.4)
Net personnel expenses	(313.5)	(41.4)	(76.2)
Personnel	(365.0)	(49.1)	(100.9)
In-house Work on fixed assets	51.5	7.7	24.7
Net External Services	(271.5)	(68.5)	(66.2)
External services	(333.2)	(88.6)	(76.7)
Other operating revenues	61.7	20.1	10.5
Taxes	(97.5)	(3.9)	(4.0)
EBITDA	**1,400.1**	**332.5**	**183.7**
Amortization and Provisions	(419.5)	(74.3)	(34.1)
EBIT / Operating Profit	**980.6**	**258.2**	**149.6**
Financial Result	(216.9)	(46.8)	(9.8)
Companies using equity method	(0.7)	2.1	11.1
Income from non-current assets	109.6	0.3	42.7
BAI	**872.6**	**213.8**	**193.6**
Corporate income tax and minority interests	(349.8)	(64.6)	(47.9)
Net Profit	**522.8**	**149.2**	**145.7**

H1 2005

Million euros

	Domestic Energy	Internat. Bus.	Non-Energy
Net Sales	4,060.9	830.2	567.5
Procurements	(2,186.5)	(511.9)	(346.9)
EMISSION ALLOWANCES	(78.6)		
GROSS MARGIN	**1,795.8**	**318.3**	**220.6**
EMISSION ALLOWANCES	64.2		
NET OPERATING EXPENSES	(527.2)	(84.8)	(95.6)
Net personnel expenses	(301.9)	(32.2)	(58.5)
Personnel	(358.9)	(37.7)	(78.6)
In-house Work on fixed assets	57.0	5.5	20.1
Net External Services	(225.3)	(52.6)	(37.1)
External services	(294.9)	(62.0)	(39.7)
Other operating revenues	69.6	9.4	2.6
Tax	(89.8)	(2.7)	(2.3)
EBITDA	**1,243.0**	**230.8**	**122.7**
Amortization & Provisions	(400.4)	(70.0)	(14.6)
EBIT / Operating Profit	**842.6**	**160.8**	**108.1**
Financial Result	(134.6)	(56.0)	(5.5)
Companies using equity method	0.3	5.0	19.9
Income from non-current assets	23.2	(0.1)	2.3
BAI	**731.5**	**109.7**	**124.8**
Corporate income tax and minority interests	(239.3)	(38.7)	(35.0)
Net Profit	**492.2**	**71.0**	**89.8**



Domestic Energy Business

H1 2006 (Unaudited)

Million euros

	GENER.	WIND	DISTRIB.	COM & GAS	STRUCT.
Net Sales	2,323.7	372.3	421.1	1,345.4	(851.6)
Procurements	(934.9)			(1,302.4)	850.0
Emission Allowances	(154.3)				
GROSS MARGIN	**1,234.5**	**372.3**	**421.1**	**43.0**	**(1.6)**
EMISSION ALLOWANCES	13.2				
NET OPERATING EXPENSES	(238.8)	(65.4)	(248.1)	(30.3)	(2.4)
Net personnel expenses	(106.8)	(12.6)	(106.2)	(17.3)	(70.6)
Personnel	(116.3)	(14.9)	(142.0)	(18.3)	(73.5)
In-house Work on fixed assets	9.5	2.3	35.8	1.0	2.9
Net External Services	(132.0)	(52.8)	(141.9)	(13.0)	68.2
External services	(162.6)	(57.7)	(175.2)	(20.4)	82.7
Other operating revenues	30.6	4.9	33.3	7.4	(14.5)
Tax	(36.0)	(3.4)	(50.4)	(5.9)	(1.7)
EBITDA	**972.9**	**303.5**	**122.6**	**6.8**	**(5.7)**
Amortizations, provisions and other	(195.3)	(89.4)	(112.5)	(7.4)	(14.9)
EBIT / Operating Profit	**777.6**	**214.1**	**10.1**	**(0.6)**	**(20.6)**
Financial Result	(44.8)	(22.0)	(45.5)	(0.2)	(104.5)
Companies using equity method	(1.9)		1.4	(0.1)	0.0
Income from non-current assets			99.8		9.7
PRE-TAX EARNINGS	**730.9**	**192.1**	**65.8**	**(0.9)**	**(115.4)**
Corporate income tax and minority interests	(248.8)	(72.4)	(3.8)	0.5	(25.2)
NET PROFIT	**482.1**	**119.7**	**62.0**	**(0.4)**	**(140.6)**

H1 2005(Unaudited)

Million euros

	GENER.	WIND	DISTRIB.	COM & GAS	STRUCT.
Net Sales	1,581.2	237.0	697.4	1,688.7	(143.4)
Procurements	(648.2)		(3.2)	(1,670.8)	135.8
Emission Allowances	(78.6)				
GROSS MARGIN	**854.4**	**237.0**	**694.2**	**17.9**	**(7.6)**
EMISSION ALLOWANCES	64.2				
NET OPERATING EXPENSES	(198.2)	(44.6)	(251.4)	(57.6)	24.5
Net personnel expenses	(98.9)	(6.6)	(94.5)	(31.6)	(70.3)
Personnel	(110.4)	(9.1)	(136.4)	(31.6)	(71.4)
In-house Work on fixed assets	11.5	2.5	41.9		1.1
Net External Services	(99.3)	(38.0)	(156.9)	(26.0)	94.8
External services	(134.0)	(39.7)	(196.7)	(45.2)	120.6
Other operating revenues	34.7	1.7	39.8	19.2	(25.8)
Tax	(31.7)	(2.7)	(42.6)	(12.0)	(0.7)
EBITDA	**688.7**	**189.7**	**400.2**	**(51.7)**	**16.2**
Amortizations, provisions and other	(188.3)	(66.8)	(118.0)	(31.5)	4.2
EBIT / Operating Profit	**500.4**	**122.9**	**282.2**	**(83.2)**	**20.4**
Financial Result	(51.7)	(29.2)	(33.2)	(22.3)	1.8
Companies using equity method	(0.7)		0.9	(20.3)	20.2
Income from non-current assets	(0.1)		(0.2)	(20.5)	44.1
PRE-TAX EARNINGS	**447.9**	**93.7**	**249.7**	**(146.3)**	**86.5**
Corporate income tax and minority interests	(155.0)	(35.8)	(82.5)	3.1	30.9
NET PROFIT	**292.9**	**57.9**	**167.2**	**(143.2)**	**117.4**



2006 quarterly results

Million euros

	Jan-March 2006	Apr-Jun 2006
NET SALES	2,978.4	2,518.2
PROCUREMENTS	(1,377.1)	(1,119.4)
EMISSION ALLOWANCES	(107.4)	(46.9)
GROSS MARGIN	**1,493.9**	**1,351.9**
EMISSION ALLOWANCES	6.2	7.0
NET OPERATING EXPENSES	(391.2)	(446.0)
TAX	(52.3)	(53.1)
EBITDA	**(1,056.6)**	**859.8**
AMORTISATION & PROVISIONS	(268.2)	(259.7)
EBIT	**788.4**	**600.1**
TOTAL FINANCIAL REVENUES	40.7	129.5
TOTAL FINANCIAL EXPENSES	(204.1)	(239.7)
RESULTS OF COMPANIES BASED ON EQUITY METHOD	4.1	8.4
INCOME ON NON-CURRENT ASSETS	1.6	151.0
PROFIT BEFORE TAXES	**630.7**	**649.3**
CORPORATE INCOME TAX	(221.6)	(226.7)
EXTERNAL PARTNERS	(5.9)	(8.1)
NET PROFIT	**403.2**	**414.6**

2005 quarterly results

Million euros

	Jan-March 2005	Apr-Jun 2005
NET SALES	2,740.0	2,718.7
PROCUREMENTS	(1,471.7)	(1,573.7)
EMISSION ALLOWANCES	(42.1)	(36.5)
GROSS MARGIN	**1,226.2**	**1,108.5**
EMISSION ALLOWANCES	34.4	29.8
NET OPERATING EXPENSES	(342.3)	(356.2)
TAX	(47.1)	(47.8)
EBITDA	**871.2**	**725.3**
AMORTISATION & PROVISIONS	(237.9)	(247.1)
EBIT	**633.3**	**478.2**
TOTAL FINANCIAL REVENUES	58.0	97.8
TOTAL FINANCIAL EXPENSES	(165.3)	(186.6)
RESULTS OF COMPANIES BASED ON EQUITY METHOD	16.0	9.2
INCOME ON NON-CURRENT ASSETS	(2.4)	27.8
PROFIT BEFORE TAXES	**539.6**	**426.4**
CORPORATE INCOME TAX	(188.2)	(117.7)
EXTERNAL PARTNERS	(4.8)	(2.3)
NET PROFIT	**346.6**	**306.4**



Statement of origin and use of funds
H1 2006
(Unaudited)

	January-June 2006	January-June 2005	Difference
EBIT	1,389	1,111	278
Amortizations	504	470	34
Provisions	24	15	9
Applications to pension funds	14	22	-8
Operating Cash Flow	**1,931**	**1,618**	**313**
Interest paid	-427	-332	-95
Interest received	170	156	14
Dividends received from affiliates	8	6	2
Minority interests	-14	-7	-7
Tax	-425	-301	-124
Gross Cash Flow	**1,243**	**1,140**	**103**
Dividends paid	-331	-294	-37
Retained Cash Flow	**912**	**846**	**66**
Investments	-1,153	-993	-160
Fixed asset disposals	0	0	0
Financial asset disposals	89	36	53
Taxes on investment	-23	-4	-19
Pension payments and other	-92	-52	-40
Total Cash Flow Applications	**-1,179**	**-1,013**	**-166**
Capital subsidies received	45	49	-4
Change in working capital	-1,139	-1,133	-6
Change in debt	1,358	1,251	107
FX Impact	-79	133	-212
Change in Gross Debt	**1,279**	**1,384**	**-105**



Stock Market Evolution



125
120
115
110
105
100
95
31/12/05
07/01/06
14/01/06
21/01/06
28/01/06
04/02/06
11/02/06
18/02/06
25/02/06
04/03/06
11/03/06
18/03/06
25/03/06
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08/04/06
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22/04/06
29/04/06
06/05/06
13/05/06
20/05/06
27/05/06
03/06/06
10/06/06
17/06/06
24/06/06
IBERDROLA
IBEX 35
Stoxx Utilities
Euro Stoxx Utilities

IBERDROLA Stock	H1 2006	H1 2005
Number of shares in outstanding	901,549,181	901,549,181
Share price at close of period	26.93	21.82
Average price over period	25.28	20.18
Average daily volume	6,830,912	7,910,185
Maximum volume (21-02-06 / 5-01-05)	26,886,823	57,939,060
Minimum volume (2-01-06/ 10-01-05)	1,549,839	2,308,517
Dividends paid (€)	0.89	0.77
Interim (2 January 2006 / 3 January 2005)	0.37	0.33
Additional (Payable on 3 July 2006/ 1 July 2005)	0.52	0.44
Yield per share (Div paid year / price close of previous year)	3.8%	4.1%

IBERDROLA Senior Unsecured Debt Credit Rating		
Agency	**Rating**	**Outlook**
Standard & Poor´s (*)	A+	Negative
Moody´s (*)	A2	Negative
Fitch IBCA	AA-	Negative

(*) By virtue of the agreement for the acquisition of assets signed with Gas Natural and subject to the approval of the pertinent authorities:

- S&P has rated IBERDROLA Senior Unsecured Debt at "credit watch with negative implications"
- Moody´s has rated IBERDROLA Senior Unsecured Debt at "review for a possible downgrade"
- Fitch put the ratings for IBERDROLA Senior Unsecured Debt at "credit watch negative (RWN)", after approval by the Spanish government of the tender offer for Gas Natural and Endesa. Later, in February of 2006, it raised its rating from A+ to AA- as a result of a change in its method of analysis



APPENDIX.- IBERDROLA and sustainability

The contribution of IBERDROLA to sustainable development is reflected in several social responsibility practices that attend to the needss and expectations of its Interest Groups, with whom the Company maintains a combination of open communication channels and dialogue, which are designed to: communication on goals, activities and successes achieved in the three areas of sustainable development (economic, environmental and social), as well as receiving evaluations and requests from the parties involved.

1. SUSTAINABILITY INDICATORS

Sustainability Indicators	H1 2005	H1 2006
Contribution to GDP (Gross Margin) (*)	0.51%	0.57%
Contribution to GDP (Net Sales) (*)	1.11%	1.05%
Investments in equipment (million euros)	974.7	1,153.4
Investments in clean generation (million euros)	229	200.1
Net profit (million euros)	653.0	817.7
Dividend yield (%)	4.1%	3.8%
CO_2 emissions in the period (gr. CO_2/KWh). CO_2/Kwh). Total	260	231
CO_2 emissions in the period (gr. CO_2/KWh). CO_2/Kwh). Spain	231	189
Emission-free production: total (GWh)	19,201	21,689
Emission-free production: Spain (GWh)	18,727	21,171
Production free of emissions over total production (%)	48.0%	49.6%
Ratio of emission-free production in Spain to total production (%)	60.8%	64.8%
Total emission-free installed capacity: (MW)	15,742	16,474
Total emission-free installed capacity: (MW)	15,435	16,167
Emission-free installed capacity: Spain (%)	59.7%	58.9%
Emission-free installed capacity: Spain (%)	66.9%	65.5%

(*) First quarter 2006. Source: GDP data prepared by INE (latest date published Q2 2006)

NOTE: These indicators have been considered by SAM (Sustainability Asset Management) to be the European benchmark on information concerning Sustainability.

Change in specific emissions in the thermal mix: CO_2, SO_2, particles, and NO_X


CO_2 emission, specific thermal mix Spain
(g/kWh)
589
536
H1 2005
H1 2006


SO_2 emission, specific thermal mix Spain
(g/kWh)
1.95
1.47
H1 2005
H1 2006


Particle emission, specific thermal mix Spain
(g/kWh)
0.14
.11
H1 2005
H1 2006


NO_x emission, specific thermal mix Spain
(g/kWh)
1.52
1.39
H1 2005
H1 2006



2. INDEXES, RATINGS AND AWARDS

Presence of IBERDROLA in indexes and Rankings of Sustainability, Reputation, and Corporate Governance	
Sustainability	**Rating/Position**
Dow Jones Sustainability World Index 05	77 points/Group of leaders: Among the top 3 in the Worldwide Utilities category
Dow Jones Sustainability Stoxx Index 05	77 points/Group of leaders: Among the top 3 in the en la categoría European Utilities
OEKOM	B- / Group of leaders: Top Spanish company and among the top 3 in the Worldwide Utilities category
Global 100 Most Sustainable Corporations in the World	IBERDROLA among the 100 most sustainable companies in the world
Pacific Sustainability Index (PSI)	Group of leaders: Among the top 3 in the Energy & Utilities Sectors category
Carbon Disclosure Project	Member of the Climate Leadership Index 2005
Business Week, Climate Group	Group of leaders: Among the top 3 in the ranking of most outstanding companies in the management of greenhouse gases and ranked among the top 10 companies in the world contributing most to the reduction of greenhouse gases with leadership in environmental management in the last 10 years
INNOVEST	Included in Group 5 "Best in class" of utilities sector
VIGEO	Qualification from neutral to positive in main categories
CR- Risk Premium Survey. University of Hamburg & SRI Deutsche Bank	30.5 points. IBERDROLA in leading Group in utilities sector
EIRIS- evaluador del FTSE4GOOD	IBERDROLA is in the process of evaluation
Corporate reputation	
MERCO 2006	Leading in Energy, Gas & Water sector
Corporate governance	
FTSE ISS Corporate Governace Index (CGI)	IBERDROLA has been included in the index


IBERDROLA

Recognition

"Best Online Investor Relations Service" Expansión

IBEDROLA web page, in its section corresponding to Investor Relations and Attention to Shareholders has won the price "Best Online Investor Relations Service" of "Favoritos Expansión" prices.

IBERDROLA is First Private Company in Information Transparency in Annual Reports and Economic and Financial Documents, according to the eighth ranking of Information Transparency from El Nuevo Lunes

In May 2006 El Nuevo Lunes conducted a survey for the eighth year running among Analysts on Information Transparency in Annual Reports and other financial, economic and stock market information, covering the same private firms, banks, savings institutions and public companies analysed by the media. IBERDROLA achieved first place in the ranking of private firms, repeating its position from the previous year, with a total of 7.96 points.

3. ENVIRONMENTAL COMPROMISE AND RESPONSIBLE SOCIAL INVESTMENT

Assessment by Analysts and Investors on Socially Responsible Investment

In the University of Hamburg CR-Risk Premium Survey, which is sponsored by the SRI area of Deutsche Bank, IBERDROLA leads the utilities sector with 30.5 points, compared with an average of 19.2 points for the utilities analysed.

The University of Hamburg CR-Risk Premium study focuses on studying the influence of Corporate Responsibility in the company's cost of capital, by evaluating different areas of the company. The total points which enabled IBERDROLA to achieve lead position were 30.5 points, compared with 19.2 points for the rest of the utilities sector.


CR Risk Premium Deutsche Bank SRI
MEDIA
UTILITIES
19.2
IBERDROLA
30.5
30
15
2005
2005

The break down by areas of the points achieved by IBERDROLA is as follows:



Areas assessed / Criteria	Points
CR Management	
Strategy and Organisation; Reporting Quality	5.5
Financial Responsibility	
Good Investor Relations; Corporate Governance; Supplier Policy; Client Relations	5.5
Environment Management	
Existence of environmental policy; fixed environment goals; environmental certifications, follow-up of environmental impacts; information on energy mix; energy efficiency programmes; use of renewable energy programmes; adequate focus on climatic strategy and emissions	11
Social Responsibility	
Equal opportunities; Health care programs for employees; Human Resources development programs; Belonging to supra-national organisations; Analysis of social impact of new infrastructures	4.5
Citizenship and relations with environment	
Strategy; Policies, and inclusion in public information	3.0
Management of stakeholders	
Description, consideration of their interests and crisis management	1.0
IBERDROLA ranking	**30.5**

Action taken and investment to reduce emissions

IBERDROLA, the first Spanish firm to negotiate Joint Application projects to fullfil Kyoto.

IBERDROLA has become the first Spanish firm to negotiate Joint Application (JA) mechanisms to facilitate compliance with the Kyoto Protocol, after starting the procedure with two wind farms in Poland. In particular, this refers to the farms that the company is building in Poland known as Malbork and Kisielice, with an installed capacity of 18 and 40.5 MW and that will start operation at the end of 2006 and begining of 2007, respectively. These installations will enable reduction of the emission into the atmosphere of more than 93,000 tonnes of CO_2 annually.

As a first step, the Designated National Authority (DNA) has already certified that IBERDROLA has sufficient capacity to carry out wind energy and AC energy projects under Art. 6 of the Kyoto Protocol, a formality required by the host country, Poland, for the Company to be able to obtain approvals for both these initiatives.

IBERDROLA will now continue with the remaining phases of the application procedure: validation of the project by an Accredited Independent Entity (AIE), obtaining the approvals from the Spanish DNA, and the final approval from the Joint Application Supervisory Committee (JASC). The AC projects, which are one of the flexible mechanisms being contemplated in order to facilitate

compliance with the Kyoto Protocol, enable investment in sustainable projects in countries undergoing transition to the market economy which will reduce CO_2 emissions.

IBERDROLA is reducing nitrogen oxide emissions by 35% at the Velilla thermal plant.

IBERDROLA has been able to reduce nitrogen oxide emission by 35% from the Velilla del Río Carrión (Palencia) thermal plant through installing a system called ABACO which minimises the formation of pollutant products during the combustion process. This system, which has begun operation during the past two years in this 515 MW capacity plant, has represented an investment by IBERDROLA of 1.1 million euros. The Company will invest additional 700,000 euros in the second half of 2006 in order to optimise it and improve the performance of the boiler. Thanks to this initiative, IBERDROLA has managed to comply in this thermal plants, and two years in advance, with the limits established for major electric plants of combustion.

4. CONTRIBUTION TO SOCIAL DEVELOPMENT

The key events for IBERDROLA in the first quarter of 2006 for social aspects were as follows:

"Education and Training" Programme

- **Promotion of Energy Savings and Efficiency.** An agreement has been made with the Community of Madrid for the development of a plan of action (seminars, energy audits, etc.), with the purpose of awaring public opinion as to the rational use of energy and thus being able to achieve a more sustainable development.

- **Promotion of Electrical Safety.** IBERDROLA participates in the Renove plan for electrical installations in housing blocks, which has been set up by the Madrid Regional Authority to improve electrical safety, and has already supervised electrical installations in more than 2,000 buildings. It has continued its education campaigns promoting measures to prevent electrical risks among various professional bodies: contractors and installers (in the País Vasco and Extremadura); firemen (in Guadalajara and Murcia), and police (in Madrid).

Specific Projects

- **"Implica2" Project for the disabled.** IBERDROLA continues developing its ambitious "Implica2" Project, meant to train disabled persons so that they can participate in the labour market. What stands out in this quarter is its support for the Council of Castilla - La Mancha, allowing the Asprona organization in Albacete to benefit from the experience of Fundación Lantegi Batuak. The ultimate objective of IBERDROLA is to extend this model of support to its other areas of influence.

- **Website accessible for disabled persons.** The new IBERDROLA website has obtained an Accessibility Certificate, at AA level, issued by Technosite (a company belonging to the ONCE Foundation). This level guarantees top-



level accessibility to all persons navigating the site.

IBERDROLA is becoming a pioneer company in this area within the Spanish energy sector, and is the first to receive the double A grading from Technosite.

- **Volunteers' Day.** IBERDROLA conducted a Volunteers' Day in Cáceres, in which more than 300 disabled persons from Extremadura participated.

  Family Responsibility Business Certificate. The +Familia Foundation has awarded IBERDROLA its Family Responsibility Certificate according to Regulation 1000-1. The Certificate is valid for three years, during which time annual audits are carried out.

- **Internal Corporate Culture Management Model.** IBERDROLA has launched a project for managing Internal Corporate Culture, understood as the sum of all shared values, behaviour guidelines, work habits and conduct with organisation members, aimed at supporting the commitments acquired in the Strategic Plan.

"Surrounding Economic Development" Programme'

- **Regional Advisory Boards.** Meetings have been held of the Consultative Committees for Castilla y León, and the Comunidad Valenciana.

- Support for companies in Castilla y León. IBERDROLA intends to help improve the competitiveness of small businesses in Castilla y León by incorporating participation in the Foro de Empresas and Organizaciones Inductoras de la Excelencia.

- Dissemination of Corporate Social Responsibility. IBERDROLA participated in 13 conferences promoting corporate social responsibility practices, presenting the "IBERDROLA model" to business and academic circles. Our Company, together with the BBVA Foundation and the Fundación Entorno, presented an online course named "RSE+5", which is intended to help small and medium companies to develop sustainable strategies.

Art and culture programme

- **Reconstruction and Illumination of Monuments.** The following projects have been implemented to illuminate Spanish cultural monuments: Cathedral and Walls of Ciudad Rodrigo (Salamanca); Sanctuary of the Virgen del Rosario de Hellín (Albacete) and the Plaza de Sancho Gracia in Espinosa de los Monteros (Burgos). The exhibition "La Luz de Flandes" was opened in Burgos, showing the work that went into the Cartuja de Miraflores, as carried out with the cooperation of IBERDROLA.

- **Publications.** The IBERDROLA Foundation has published four new books on culture and the sciences and also two new Guides to assist

disabled persons and the socially marginalised.

"Solidarity" Programme

- IBERDROLA Foundation projects.
  The IBERDROLA Foundation has committed its support to 11 new social action projects meant for the disabled, immigrants, and other disadvantaged groups.

- **V International Forum of the Alliance of Cities Against Poverty.** IBERDROLA has supported the Comunidad Valenciana in holding this forum, organized jointly by that administration and the United Nations Programme for Development, with the cooperation of the Parliament of Valencia.

5. CORPORATE GOVERNANCE

The highlights for Corporate Governance during the first half of 2006 were as follows:

Composition of the Board of Directors

At a meeting held on 26 April 2006 the Board of Directors accepted the resignation of D. Iñigo de Oriol Ybarra and enacted the agreement adopted by the Board at a meeting on 20 April 2005 by which D. José Ignacio Sánchez Galán was appointed as the Chairman of the Board of Directors , and consequently replaced D. Iñigo De Oriol Ybarra as Chairman, while remaining as CEO.

On the same date D. José Antonio Garrido Martínez, D. Javier Herrero Sorriqueta and D. Ignacio de Pinedo Cabezudo also tendered their resignations, thus formalising the appointment as board member, by coopting and subject to approval or ratification by the General Meeting of Shareholders, of D. Iñigo Víctor de Oriol Ibarra, who is classified as part of "other external board members".

On 24 May 2006 the Board agreed to accept the resignation of D. César de la Mora Armada, D. Antonio Garay Morenés and D. Antonio Mª de Oriol y Díaz-Bustamante, and also to appoint as Vice-presidents the independents D. Juan Luis Arregui Ciársolo and D. Víctor de Urrutia Vallejo. D. Julián Martínez-Simancas Sánchez was also appointed as Deputy Secretary of the Board.

Finally, at a meeting on 7 June 2006, the resignation of external board member representing substantial shareholders, D. Jesús María Cadenato Matía, was accepted. Also, by coopting and subject to the approval or ratification by the General Meeting of Shareholders, the appointment as board members of Dña. Inés Macho Stadler, D. Braulio Medel Cámara and D. José Carlos Pla Royo, (the first two classed as independent board members and the latter as director representing substantial shareholders) was formalised.

As a consequence the Board of Directors is currently composed of 15 members, from which only the Chairman is classed as executive. The remaining 14 directors include 11 independents, 2 representing substantial shareholders and 1 is classified as "other external shareholders".

Details on the identity and category of the Directors, and also the composition of the Executive Board, the Auditing and Performance Board, and the Appointments and Salaried Committee, are available in constantly updated form at *www.iberdrola.com* (information for shareholders and investors / corporate governance / board).

Amendments to the Company Regulations

The General Shareholders' Meeting held on 30 March 2006 ratified the following amendments to the Company's By-laws and the Regulations of the General Shareholders' Meeting:

1. Modification of Article 19 of the By-laws and Article 8 of the Regulations of the General Shareholders' Meeting to adapt the wording of both provisions to that established in the First Final Provision of Law 19/2005 of 14 November on European joint stock companies domiciled in Spain, with respect to extending the term for publication of the notice of meeting for a general shareholders' meeting and the right of shareholders to request publication of a supplement to the notice of meeting, including new points on the agenda of meeting.

2. Modification of Article 22 of the By-laws and Article 10 of the Regulations of the General Shareholders' Meeting so as to eliminate the requirement relating to the minimum number of shares conferring the right to attend a general shareholders' meeting.

The full text of the Company By-laws, the Regulations of the General Meeting of Shareholders and other remaining internal regulations currently in force may be consulted at *www.iberdrola.com* (information for shareholders and investors / corporate governance).

Other Agreements

Furthermore, it was resolved that the firm "ERNST & YOUNG, S.L." be appointed as auditor for the Company and its Consolidated Group, which firm will do the auditing for a period of 3 years for the annual reports for fiscal years 2006, 2007, and 2008". This resolution was adopted at the proposal of the Board of Directors after a favourable report from the Committee on Auditing and Compliance and after bidding among the major international auditing firms within the context of the "Iberdrola Group Policy on Retaining Auditors" approved by that committee on 23 November 2005.

Information Transparency

One of the Company's core Corporate Governance principles is to promote maximum transparency in the information – financial and other – provided to shareholders and markets. In line with this commitment, in the first half of 2006, the company maintained a high level of activity with regard to information for institutional investors and financial analysts, which no doubt contributed to the excellent performance of Iberdrola's stock over the period.



Last 22 February 2006, the Board approved the Annual Report on Corporate Governance for 2005, in accordance with the form required by Circular 1/2004 of 17 March of the Spanish securities regulator (CNMV).

On the same date, the Board of Directors approved the Report on the Activities of the Audit and Compliance Board for fiscal year 2004, the publication of which is intended to contribute to "good practices" in corporate governance by disseminating the annual activities of the latter Board.

The National Stock Market Commission was informed as to all relevant facts connected with the Company's Corporate Government, including, the calling, recording and agreements reached by the General Shareholders' Meeting held on 30 March 2006, as well as the changes among the Board of Directors.

The appropriate notifications were also made in relation to publishing of quarterly and half-yearly information on the current financial year, including information relating to operations with associated undertakings.

All information published in the section on corporate governance of the website *www.iberdrola.com* is available in Spanish and English.



Spanish stock market commission (CNMV): Significant Events and Other Communications as of April	
Event	Registration No.
The Company issues a historic press release at the Conference on Renewable Energy	20345
The Company issues it Energy Balance Sheet for the first quarter of 2006	20382
The Company communicates financial results for H1 2006	20383
The Company announces its financial results for Q1 2006	20451/66091
The Company announces that Iberdrola Portugal has strengthened its participation in EDP - Energías de Portugal – from 5.7% to 9.5% of equity	66093
The Company issues more comprehensive information on Important Item No. 66093, where notice is given that market acquisitions have been made totalling 332 million euros	66096
IBERDROLA enters the EU energy market with signing of a contract for 100% acquisition of the company Community Energy Inc. IBERDROLA also signed an agreement with the district council of Bayannaoer in northern China for a study of locations where a wind farm having an output of at least 1,000 wind MW could be installed	66160
The Company issues a press release announcing selection of candidates by the Novas Energías Ibéricas (NEI) consortium	20646
The Company announces changes in the Board of Directors	67154
IBERDROLA is going to offer its shareholders a Dividend Reinvestment Program by which shareholders who adhere voluntarily to the Program will be able to reinvest their dividend in company shares	20768
The Company announces that its Board of Directors has agreed to appoint new directors	67546
The Company announces that on 3 July 2006 there will be payment of an additional dividend from the 2005 financial year of 0.51810171 euros gross per share	20916

IBERDROLA informs you that the data used to send you this information are included in a file property of IBERDROLA, S.A., with the only purpose of sending you financial information about the Company. Such data were included in our file either at your request or due to previous relations held between you and IBERDROLA.

As stated by the Organic Law 15/1999 of 13 December on the Protection of Personal Data (Ley Orgánica de Protección de Datos de Carácter Personal, LO 15/1999), you can at any time exercise your rights of access, rectification, objection and cancellation on your personal data. Should this be the case, you must send a letter, with a photocopy of your identity card or passport attached, to the following address:

IBERDROLA, S.A.
Investor relations
C/ Tomas Redondo, 1
28033 - Madrid (Spain)

Notwithstanding this, if you are not interested in receiving any more information related to Iberdrola, please let us know by calling the toll free line +34 900 10 00 19.

IBERDROLA

IBERDROLA, S.A.
Investor relations
Phone: 00 34 91 784 2804
Fax: 00 34 91 784 2064
investor.relations@iberdrola.es



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UPCOMING EVENTS

2006 RESULTS: FEBRUARY 2006. ANALYST PRESENTATION IN MADRID. DETAILS WILL BE PROVIDED SOON

IBERDROLA's Net Electricity Production (provisional) (*)

	October - December 2006			Year 2006		
SPAIN	GWh	% Weight	Vs 2005	GWh	% Weight	Vs 2005
Hydro	5,263	28.5%	208.3%	11,874	17.4%	55.1%
Nuclear	6,497	35.2%	-5.2%	25,226	36.9%	8.7%
Coal	750	4.1%	-59.4%	5,088	7.4%	-26.7%
Fuel-Oil	210	1.1%	-63.6%	1,976	2.9%	-42.4%
Combined Cycle	3,054	16.5%	-12.1%	14,818	21.7%	7.2%
Cogeneration	445	2.4%	9.3%	1,499	2.2%	2.7%
Renewables	2,259	12.2%	3.4%	7,867	11.5%	11.5%
Wind	2,148		4.7%	7,329		13.2%
TOTAL	18,478	100.0%	8.4%	68,348	100.0%	7.5%
Demand	24,967		1.5%	99,520		3.3%
Hydro Reservoir levels at 12.31.06				61.4% (6,924 GWh)		
LATAM	GWh	% Weight	Vs 2005	GWh	% Weight	Vs 2005
Hydro	369	5.3%	16.4%	1,279	5.4%	10.4%
Combined Cycle	6,420	92.8%	47.6%	21,881	92.5%	22.4%
Cogeneration	130	1.9%	22.6%	502	2.1%	27.4%
TOTAL	6,919	100.0%	44.9%	23,662	100.0%	21.8%
Demand (managed)	7,238		5.1%	27.830		4.6%
GROUP	GWh		Vs 2005	GWh		Vs 2005
TOTAL NET PRODUCTION	25,397		16.4%	92,010		10.8%
TOTAL DEMAND	32,205		2.3%	127,350		3.6%

(*)Production acorded to the consolidation method used

Spanish Energy Balance (Provisional. Source: Red Eléctrica de España, S.A.)

	October - December 2006		Year 2006	
	GWh	Vs 2005	GWh	Vs 2005
Hydro	9,527	132.7%	25,349	32.2%
Nuclear	15,778	-1.9%	60,091	4.4%
Coal	14,106	-30.2%	65,808	-15.0%
Fuel-Oil	606	-65.2%	5,791	-42.2%
Combined Cycle	13,879	9.9%	63,703	30.3%
GROSS PRODUCTION O. Regime	53,896	-1.5%	220,740	3.6%
Own consumption	-1,962	-17.4%	-8,615	-5.1%
Special Regime	13,447	0.4%	49,355	-2.4%
NET PRODUCTION	65,381	-0.6%	261,481	2.8%
Pumping consumption	-1,504	0.9%	-5,381	-15.4%
International Exchanges	-703	N/A	-3,282	N/A
DEMAND IN TRANSMISSION	63,175	1.1%	252,818	2.5%

Wholesale Market data

	Oct - Dec. 2006	Year 2006
Bilateral: average price (€ / MWh) (*)	42.35	42.35
Daily Market average price (€ / MWh)	40.47	56.45
Total Markets average price (€ / MWh)	51.57	63.97
Iberdrola's total market share (**)	28.7%	26.6%

(*) Since 03/03/06. Includes all items
(**)Iberdrola's total Production over Total Demand in Spain

Investor Relations Tomás Redondo, 1 28033 Madrid



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IBERDROLA's Installed Capacity (provisional)

	Year 2005		Year 2006	
SPAIN	MW	% Weight	MW	% Weight
Hydro	8,819	36.0%	8,842	34,1%
Nuclear	3,344	13.6%	3,344	12,9%
Coal	1,253	5.1%	1,253	4,8%
Fuel-Oil	2,889	11.8%	2,889	11,1%
Combined Cycle	4,000	16.3%	4,800	18,5%
Cogeneration	387	1.6%	404	1,6%
Renewables	3,810	15.5%	4,434	17,1%
TOTAL	24,502	100.0%	25,966	100,0%

LATAM	MW	% Weight	MW	% Weight
Hydro	299	9.1%	307	6.9%
Combined Cycle	2,897	88.1%	4,018	90.9%
Cogeneration	93	2.8%	93	2.1%
TOTAL	3,289	100.0%	4,418	100%

GROUP	MW	% Weight	MW	% Weight
Hydro	9,118	32.8%	9,149	30,1%
Nuclear	3,344	12.0%	3,344	11,0%
Coal	1,253	4.5%	1,253	4,1%
Fuel-Oil	2,889	10.4%	2,889	9,5%
Combined Cycle	6,897	24.8%	8,818	29,0%
Cogeneration	480	1.7%	497	1,6%
Renewables	3,810	13.7%	4,434	14,6%
TOTAL INSTALLED CAPACITY	27,791	100.0%	30,384	100%

IBERDROLA's Emissions Indicators (provisional)

	FY 2005	FY 2006
C02 emissions over the period (gr. CO2 /KWh): Total	262	237
C02 emissions over the period (gr. CO2 /KWh): Spain	235	183
Emission-free production: total (GWh)	39,086	46,246
Emission-free production: Spain (GWh)	37,927	44,967
Ratio of emission-free production to total production (%)	47.1%	50.3%
Ratio of emission-free production in Spain to total production (%)	59.7%	65.8%
Total emission-free installed capacity: Total (MW)	16,272	16,927
Total emission-free installed capacity: España (MW)	15,973	16,620
Emission-free installed capacity: Total (%)	58.6%	55.7%
Emission-free installed capacity: España (%)	65.2%	64.0%



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Stock Market

	Iberdrola	Ibex 35	EuroStoxx Utilities
October - December 2006			
Max (Date)	36.20 (10/06/06)	14,387.6 (12/15/06)	517.71 (12/15/06)
Min (Date)	32.06 (11/28/06)	12,860.50 (10/03/06)	469.04 (09/30/06)
Quartely Change	-6.18%	9.37%	9.42%
Year 2006			
Max (Date)	38.16 (09/27/06)	14,387.6 (12/15/06)	517.71 (12/15/06)
Min (Date)	22.49 (01/18/06)	10,665.6 (01/24/06)	379.97 (01/01/06)
Yearly Change	43.44%	31.79%	35.07%

Iberdrola, Ibex35 & EuroStoxx Utilities in 2006
(January 1 - December 29)


170
165
160
155
150
145
140
135
130
125
120
115
110
105
100
95
Iberdrola
IBEX 35
EUROSTOXX Utilities

Ratios	
Market Capitalization (12/29/06)	29,859
P/E (price at 12/29/06 / EPS 05)	21.6
P/BV (price at 12/29/06 / Equity 05)	3.2

Dividend Information	
Gross Interim (01/02/06)	0.367
Gross Additional (07/03/06)	0.518
Dividend Yield (Div. paid / Close price 05)	3.8%



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Financials

	9M 2006	
	MM€	Vs. 9M 2005 (%)
Gross Margin	4,284.6	+22.5
EBITDA	2,934.9	+22.6
EBIT	1,997.0	+21.5
Profit before taxes	1,850.1	+31.1
Net profit	1,236.4	+25.7

	MM€	Vs. Dec. 2005
Total Assets	32,787	+2,309
Equity	10,304	+889
Net Debt Adjusted (1)	14,325	+2,114
Capex	1,929	+575

(1)Includes the amounts corresponding to the tariff insufficiency: €1,341 million as at December 2005 and €427 million corresponding to 2006 accumulated as at September 2006.

	9M 2006	9M 2005
EPS	1.37	1.09
CFPS	2.16	1.85
Gearing (2)	58.2%	56.5%

(2) Net debt/(Net debt + Shareholder's equity). Includes financing of the tariff insufficiency. Not including this issue, leverage as at September 2005 would stand at 54.8% and at 54.9% in September 2006.

	Senior Unsecured Debt Credit Rating	Outlook
S&P	A	Credit watch negative
Moody's	A2	Credit watch negative
Fitch	AA-	Credit watch negative

(*) Since the agreement for the acquisition of assets signed with Gas Natural:
- S&P placed IBERDROLA Senior Unsecured Debt Credit Rating at "credit watch with negative implications"
- Moody's placed IBERDROLA Senior Unsecured Debt Credit Rating at "review for a possible downgrade"
- After Government approval of Gas Natural bid over Endesa, Fitch placed the Senior Unsecured Debt Credit Rating of IBERDROLA at "credit watch negative" (RWN). On February of 2006, it upgraded such rating from A+ to AA- as a result of a change in its analysis methodology.

Sustainability

	Rating / Situation
Sustainability	
Dow Jones Sustainability World Index 06	74 points / Sustainability Leaders Group
Dow Jones Sustainability Stoxx Index 06	74 points / Sustainability Leaders Group
Climate Leadership Index	Only utility in Spain to be included in the index
Storebrand Investment SRI	Best in Class, 2nd global utility
OEKOM	B- / Group of leaders: Top Spanish company. Top 3 in the *Worldwide Utilities*
Global 100 Most Sustainable Corporations in the Wo	IBERDROLA among the 100 most sustainable companies in the world
Pacific Sustainability Index (PSI)	Group of leaders: Among the top 3 in the *Energy & Utilities Sectors* category
Carbon Disclosure Project	Member of the Climate Leadership Index 2005
Business Week, Climate Group	Group of leaders: Among the top 3 in the ranking of most outstanding companies
INNOVEST	Included in group 5 "Best in Class" in the utilities industry.
VIGEO	Ranking of from neutral to positive in the main categories
CR- Risk. University Hamburg & SRI Deutsche Bank	30.5 points. IBERDROLA in leading Group in utilities
EIRIS - Evaluator of FTSE4GOOD	IBERDROLA is in the process of evaluation
Corporate reputation	
MERCO 2006	Leader in the energy, gas, and water industry
Corporate governance	
FTSE ISS Corporate Governance Index (CGI)	Iberdrola has been included in the index

LEGAL NOTE

" This communication does not constitute an offer to purchase, sell or exchange or the solicitation of an offer to purchase, sell or exchange any securities. The shares of Iberdrola S.A. may not be offered or sold in the United States except pursuant to an effective registration statement under the Securities Act or pursuant to a valid exemption from registration."

Málaga, March 7, 2006

Dear Sir,

Through this communication, I inform the National Energy Comission that Unicaja has increased its stake in Iberdrola to 1.5% of its capital share, after making consecutive purchases in the Stock Exchange.

Yours sincerely,

Antonio López López
Investment Banking Director

ACS, Actividades de Construcción y Servicios, S.A.

Madrid, 27th September 2006

Sirs,

Pursuant to the provisions of Article 82 of Law 24/1988 of 24th July regulating the Stock Exchange and ancillary provisions, I bring the following event to your attention.

ACS Group has acquired a shareholding of 6.31% in Iberdrola at 37 euros per share for a total amount of 2,105,896,884 million euros, of which 1.8% has been acquired through a derivative contract. This purchase has been made using a bridging loan granted by BBVA to be refinanced without resorting to shareholders, i.e. without affecting in part or in full any assets of ACS. We consider that this investment has no relevant impact on the consolidated results of the Group.

ACS Group has not undertaken any obligation to acquire further shares at the same price conditions and will decide freely how to act in the market taking into account the circumstances, while communicating any action according to current regulation.

With this shareholding, ACS Group reaffirms its investment in the energy sector, which had already started with a shareholding in Union Fenosa without ACS Group taking any decision to promote the merger between Union Fenosa and Iberdrola.

This financial stake is stable, is made in a company that is a leader in the energy sector, with a management that is led by a Chairman with reputed qualities, and has been performed with the knowledge of Iberdrola.

ACS expressly declares that it has no agreement, contract or understanding with any of the shareholders of Iberdrola, that it has no member on the Board of Directors of this company and that it has no intention to propose the nomination of one.

Faithfully

José Luis del Valle Pérez
Director and Secretary General

IBERDROLA

Note from Iberdrola SA

Iberdrola SA is aware of the information disseminated by the CNMV relating to the purchase by ACS Group of 6.3% of the share capital of Iberdrola SA, an operation which it considers positive as it brings in a new shareholder with a long term perspective.

Madrid, 27th September, 2006

Stamp of Iberdrola

IBERDROLA

Madrid, 5th July 2006

Dear Sirs:

We are pleased to inform you that today, Wednesday 5th July, IBERDROLA has reached an agreement to acquire 11% of the capital of Gamesa from Corporación IBV, a holding company 50% owned by the company and by BBVA. The transaction took place at €16,64/share, which means a total amount of 445 million euros.

With this acquisition, Iberdrola now directly holds 17% of the capital in Gamesa.

Initially, Iberdrola does not plan on designating directors for the purchase of this 11%.

Federico San Sebastián


IBERDROLA

Madrid, July 10, 2006
National Securities Market Commission

Subject: Notification of significant event

Dear Sirs:
It is our pleasure to inform you that Iberdrola concluded today the purchase of the French company Perfect Wind, considered as one of the firms with more potential in wind developments in France. The operation, to which the Company has earmarked 52 million euros of total expenditure, frames in the international expansion strategy and reinforces Iberdrola as world leader in wind energy.

Perfect Wind has a portfolio of 600 megawatts (MW), 10 MW of which correspond to a wind farm in the testing phase and 86 MW correspond to projects in an advanced stage of development.

With kind regards,
Federico San Sebastian

IMPORTANT INFORMATION

This communication does not constitute an offer to purchase, sell or exchange or the solicitation of an offer to purchase, sell or exchange any securities or the solicitation of any vote or approval with respect to the proposed acquisition by Iberdrola S.A. of ScottishPower plc (the "Acquisition"), nor shall there be any purchase, sale or exchange of securities or such solicitation in any jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction.

If and when Iberdrola S.A. commences the Acquisition for the ordinary shares of ScottishPower plc and the Acquisition is implemented by way of a scheme of arrangement under the U.K. Companies Act 1985, as amended (the "Scheme"), any securities of Iberdrola S.A. will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), but will be issued in reliance on the exemption provided by Section 3(a)(10) thereof, and ScottishPower plc will furnish the acquisition document to the SEC under cover of a Form 6-K. If and when Iberdrola S.A. determines to commence the Acquisition by way of a takeover offer under The City Code on Takeovers and Mergers of the United Kingdom (the "Offer") rather than the Scheme, Iberdrola S.A. will, to the extent that the shares issued in connection with the proposed Acquisition are required to be registered in the United States, file a registration statement on Form F-4, which will include a prospectus, with the United States Securities and Exchange Commission ("SEC"). **Investors are strongly advised to read the documents that will be made available to them, including the registration statement and prospectus, if and when available, and any other relevant documents made available to them and/or the SEC or other applicable regulatory authorities, as well as any amendments or supplements to those documents, because they will contain important information regarding Iberdrola S.A., ScottishPower plc, the Acquisition and any Offer. ScottishPower shareholders should also read the related solicitation/recommendation statement on Schedule 14D-9 that may be filed with the SEC by ScottishPower relating to the Acquisition.** If and when filed, investors may obtain free copies of the registration statement, the prospectus as well as other relevant documents filed with the SEC, at the SEC's web site at www.sec.gov and will receive information at an appropriate time on how to obtain these transaction-related documents for free from the parties involved or a duly appointed agent.

The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. To the fullest extent permitted by applicable law, the companies involved in the proposed Acquisition disclaim any responsibility or liability for the violation of such restrictions by any person.
The shares to be issued in connection with the proposed Acquisition may not be offered or sold in the United States except pursuant to an effective registration statement under the Securities Act or pursuant to a valid exemption from registration.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking information and statements about ScottishPower plc and Iberdrola S.A. and their combined businesses after completion of the proposed Acquisition. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words "expects," "anticipates," "believes," "intends," "estimates" and similar expressions. Although the managements of ScottishPower plc and Iberdrola S.A. believe that the expectations reflected in such forward-looking statements are reasonable, investors and holders of ScottishPower plc and Iberdrola S.A. shares are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of ScottishPower plc and Iberdrola S.A., that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public documents sent by ScottishPower plc and Iberdrola S.A. to the *Comisión Nacional del Mercado de Valores* and under "Risk Factors" in the annual report on Form 20-F for the year ended March 31, 2006 filed by ScottishPower plc with the SEC on June 30, 2006. Except as required by applicable law, neither ScottishPower plc nor Iberdrola S.A. undertakes any obligation to update any forward-looking information or statements.

29 November 2006

FORM 8.1

DEALINGS BY OFFERORS, OFFEREE COMPANIES OR THEIR ASSOCIATES FOR THEMSELVES OR FOR DISCRETIONARY CLIENTS (Rules 8.1(a) and (b)(i) of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	Iberdrola, S.A.
Company dealt in	Iberdrola, S.A.
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary shares of €3.00 each
Date of dealing	28 November 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	523,039	(0.05%)		
(2) Derivatives (other than options)	436,377	(0.05%)		
(3) Options and agreements to purchase/sell	1,710,689	(0.19%)		
Total	2,670,105	(0.30%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	3,000	31.79 EUR
Purchase	3,500	31.83 EUR
Purchase	500	31.86 EUR

Purchase	1,000	31.87 EUR
Purchase	4,000	31.88 EUR
Purchase	17,000	31.89 EUR
Purchase	16,005	31.90 EUR
Purchase	5,000	31.91 EUR
Purchase	18,821	31.92 EUR
Purchase	4,000	31.93 EUR
Purchase	15,500	31.94 EUR
Purchase	1,227	31.95 EUR
Purchase	6,000	31.96 EUR
Purchase	7,000	31.97 EUR
Purchase	8,000	31.98 EUR
Purchase	20,000	31.99 EUR
Purchase	3,000	32.00 EUR
Purchase	6,947	32.01 EUR
Purchase	3,000	32.05 EUR
Purchase	3,000	32.06 EUR

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	29 November 2006
Contact name	Robert Skinner
Telephone number	+44 (0)207 678 5666
Name of offeree/offeror with which associated	Iberdrola, S.A.
Specify category and nature of associate status (Note 10)	Adviser to offeror

Notes

The Notes on Form 8.1 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

IMPORTANT INFORMATION

This communication does not constitute an offer to purchase, sell or exchange or the solicitation of an offer to purchase, sell or exchange any securities or the solicitation of any vote or approval with respect to the proposed acquisition by Iberdrola S.A. of ScottishPower plc (the "Acquisition"), nor shall there be any purchase, sale or exchange of securities or such solicitation in any jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction.

If and when Iberdrola S.A. commences the Acquisition for the ordinary shares of ScottishPower plc and the Acquisition is implemented by way of a scheme of arrangement under the U.K. Companies Act 1985, as amended (the "Scheme"), any securities of Iberdrola S.A. will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), but will be issued in reliance on the exemption provided by Section 3(a)(10) thereof, and ScottishPower plc will furnish the acquisition document to the SEC under cover of a Form 6-K. If and when Iberdrola S.A. determines to commence the Acquisition by way of a takeover offer under The City Code on Takeovers and Mergers of the United Kingdom (the "Offer") rather than the Scheme, Iberdrola S.A. will, to the extent that the shares issued in connection with the proposed Acquisition are required to be registered in the United States, file a registration statement on Form F-4, which will include a prospectus, with the United States Securities and Exchange Commission ("SEC"). **Investors are strongly advised to read the documents that will be made available to them, including the registration statement and prospectus, if and when available, and any other relevant documents made available to them and/or the SEC or other applicable regulatory authorities, as well as any amendments or supplements to those documents, because they will contain important information regarding Iberdrola S.A., ScottishPower plc, the Acquisition and any Offer. ScottishPower shareholders should also read the related solicitation/recommendation statement on Schedule 14D-9 that may be filed with the SEC by ScottishPower relating to the Acquisition.** If and when filed, investors may obtain free copies of the registration statement, the prospectus as well as other relevant documents filed with the SEC, at the SEC's web site at www.sec.gov and will receive information at an appropriate time on how to obtain these transaction-related documents for free from the parties involved or a duly appointed agent.

The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. To the fullest extent permitted by applicable law, the companies involved in the proposed Acquisition disclaim any responsibility or liability for the violation of such restrictions by any person.
The shares to be issued in connection with the proposed Acquisition may not be offered or sold in the United States except pursuant to an effective registration statement under the Securities Act or pursuant to a valid exemption from registration.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking information and statements about ScottishPower plc and Iberdrola S.A. and their combined businesses after completion of the proposed Acquisition. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words "expects," "anticipates," "believes," "intends," "estimates" and similar expressions. Although the managements of ScottishPower plc and Iberdrola S.A. believe that the expectations reflected in such forward-looking statements are reasonable, investors and holders of ScottishPower plc and Iberdrola S.A. shares are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of ScottishPower plc and Iberdrola S.A., that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public documents sent by ScottishPower plc and Iberdrola S.A. to the *Comisión Nacional del Mercado de Valores* and under "Risk Factors" in the annual report on Form 20-F for the year ended March 31, 2006 filed by ScottishPower plc with the SEC on June 30, 2006. Except as required by applicable law, neither ScottishPower plc nor Iberdrola S.A. undertakes any obligation to update any forward-looking information or statements.

30 November 2006

FORM 8.1

DEALINGS BY OFFERORS, OFFEREE COMPANIES OR THEIR ASSOCIATES FOR THEMSELVES OR FOR DISCRETIONARY CLIENTS
(Rules 8.1(a) and (b)(i) of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	Iberdrola, S.A.
Company dealt in	Iberdrola, S.A.
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary shares of €3.00 each
Date of dealing	29 November 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	598,039	(0.07%)		
(2) Derivatives (other than options)	436,377	(0.05%)		
(3) Options and agreements to purchase/sell	1,710,689	(0.19%)		
Total	2,745,105	(0.304%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	75,000	33.05 EUR

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. **OTHER INFORMATION**

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	30 November 2006
Contact name	Robert Skinner
Telephone number	+44 (0)207 678 5666
Name of offeree/offeror with which associated	Iberdrola, S.A.
Specify category and nature of associate status (Note 10)	Adviser to offeror

Notes

The Notes on Form 8.1 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

DISCLAIMER

This report and has been prepared by Iberdrola S.A. in relation to the potential acquisition of the shares of ScottishPower plc. and for presentations to the media, investors and analysts. Therefore, this report can not be disclosed, released or relied or be used by any other person for any purpose other than the purpose stated above, except with the written consent of Iberdrola S.A.

The estimates, projections and forecasts used in this report have been prepared for illustration purposes only. The projections and forecasts involve significant assumptions and subjective judgments, which may or may not prove to be correct. No representation or warranty, express or implied, is or will be given by Iberdrola S.A. as to the accuracy, completeness or fairness of any information contained in this report and, nothing in this report should be relied upon as a promise or representation as to the past, current situation or future of Iberdrola S.A.

The content of this report is addressed to individuals and corporations who do dot have the appropriate knowledge of Iberdrola S.A. or its activity, and therefore neither Iberdrola S.A. nor its legal advisers, accountants or financial advisers assume any liability whatsoever for this report or its use for any other purpose other than as set forth above. By delivering this report Iberdrola S.A. does not undertake any obligation to update any of the information contained herein or to correct any inaccuracies which may include.

This report does not constitute an offer to purchase, sell or exchange or the solicitation of an offer to purchase se or exchange any securities with respect to Iberdrola S.A. or ScottishPower plc.

Rule 425 Legend

IMPORTANT INFORMATION IN THE US

This communication does not constitute an offer to purchase, sell or exchange or the solicitation of an offer to purchase, sell or exchange any securities or the solicitation of any vote or approval with respect to the proposed acquisition by Iberdrola S.A. of ScottishPower plc. (the "Acquisition"), nor shall there be any purchase, sale or exchange of securities or such solicitation in any jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction.

If and when Iberdrola S.A. commences the Acquisition for the ordinary shares of ScottishPower plc. and the Acquisition is implemented by way of a scheme of arrangement under the U.K. Companies Act 1985, as amended (the "Scheme"), any securities of Iberdrola S.A. will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), but will be issued in reliance on the exemption provided by Section 3(a)(10) thereof, and ScottishPower plc. will furnish the acquisition document to the SEC under cover of a Form 6-K. If and when Iberdrola S.A. determines to commence the Acquisition by way of a takeover offer under The City Code on Takeovers and Mergers of the United Kingdom (the "Offer") rather than the Scheme, Iberdrola S.A. will, to the extent that the shares issued in connection with the proposed Acquisition are required to be registered in the United States, file a registration statement on Form F-4, which will include a prospectus, with the United States Securities and Exchange Commission ("SEC"). Investors are strongly advised to read the documents that will be made available to them, including the registration statement and prospectus, if and when available, and any other relevant documents made available to them and/or the SEC or other applicable regulatory authorities, as well as any amendments or supplements to those documents, because they will contain important information regarding Iberdrola S.A., ScottishPower plc., the Acquisition and any Offer.

ScottishPower plc. shareholders should also read the related solicitation/recommendation statement on Schedule 14D-9 that may be filed with the SEC by ScottishPower plc. relating to the Acquisition. If and when filed, investors may obtain free copies of the registration statement, the prospectus as well as other relevant documents filed with the SEC, at the SEC's web site at www.sec.gov and will receive information at an appropriate time on how to obtain these transaction-related documents for free from the parties involved or a duly appointed agent.

The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. To the fullest extent permitted by applicable law, the companies involved in the proposed Acquisition disclaim any responsibility or liability for the violation of such restrictions by any person.

The shares to be issued in connection with the proposed Acquisition may not be offered or sold in the United States except pursuant to an effective registration statement under the Securities Act or pursuant to a valid exemption from registration.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking information and statements about ScottishPower plc. and Iberdrola S.A. and their combined businesses after completion of the proposed Acquisition. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words "expects," "anticipates," "believes," "intends," "estimates" and similar expressions. Although the managements of ScottishPower plc. and Iberdrola S.A. believe that the expectations reflected in such forward-looking statements are reasonable, investors and holders of ScottishPower plc. and Iberdrola S.A. shares are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of ScottishPower plc. and Iberdrola S.A., that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public documents sent by ScottishPower plc. and Iberdrola S.A. to the Comisiòn Nacional el Mercedo de Valores and under "Risk Factors" in the annual report on Form 20-F for the year ended March 31, 2006 filed by ScottishPower plc. with the SEC on June 30, 2006. Except as required by applicable law, neither ScottishPower plc. nor Iberdrola S.A. undertakes any obligation to update any forward-looking information or statements.

01 December 2006

FORM 8.1

DEALINGS BY OFFERORS, OFFEREE COMPANIES OR THEIR ASSOCIATES FOR THEMSELVES OR FOR DISCRETIONARY CLIENTS
(Rules 8.1(a) and (b)(i) of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	Iberdrola, S.A.
Company dealt in	Iberdrola, S.A.
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary shares of €3.00 each
Date of dealing	30 November 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	808,039	(0.09%)		
(2) Derivatives (other than options)	436,377	(0.05%)		
(3) Options and agreements to purchase/sell	1,710,689	(0.19%)		
Total	2,955,105	(0.325%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	2,000	33.48 EUR
Purchase	28,771	33.50 EUR
Purchase	3,000	33.51 EUR

Purchase		2,000	33.52 EUR
Purchase		4,000	33.54 EUR
Purchase		3,530	33.55 EUR
Purchase		5,000	33.56 EUR
Purchase		1,699	33.58 EUR
Purchase		2,000	33.59 EUR
Purchase		3,000	33.60 EUR
Purchase		3,000	33.61 EUR
Purchase		2,000	33.62 EUR
Purchase		2,947	34.09 EUR
Purchase		4,000	34.10 EUR
Purchase		2,400	34.11 EUR
Purchase		7,053	34.12 EUR
Purchase		7,000	34.13 EUR
Purchase		15,600	33.14 EUR
Purchase		11,000	34.15 EUR
Purchase		100,000	34.23 EUR

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other

person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	01 December 2006
Contact name	Robert Skinner
Telephone number	+44 (0)207 678 5666
Name of offeree/offeror with which associated	Iberdrola, S.A.
Specify category and nature of associate status (Note 10)	Adviser to offeror

Notes

The Notes on Form 8.1 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

05 December 2006

FORM 8.1

DEALINGS BY OFFERORS, OFFEREE COMPANIES OR THEIR ASSOCIATES FOR THEMSELVES OR FOR DISCRETIONARY CLIENTS
(Rules 8.1(a) and (b)(i) of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	Iberdrola, S.A.
Company dealt in	Iberdrola, S.A.
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary shares of €3.00 each
Date of dealing	04 December 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	1,152,984	(0.13%)		
(2) Derivatives (other than options)	516,377	(0.06%)		
(3) Options and agreements to purchase/sell	1,589,462	(0.18%)		
Total	3,258,823	(0.36%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase		

(b) Derivatives transactions (other than options)

Product name, Swap	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)
	Long	1,212	32.87 Eur

1,131	32.88 Eur
1,344	32.89 Eur
1,511	32.92 Eur
1,931	32.96 Eur
5,081	32.98 Eur
13,852	33.00 Eur
11,671	33.26 Eur
1,944	33.27 Eur
5,000	33.31 Eur
5,323	33.33 Eur
30,000	33.48 Eur

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	05 December 2006
Contact name	Robert Skinner
Telephone number	+44 (0)207 678 5666
Name of offeree/offeror with which associated	Iberdrola, S.A.
Specify category and nature of associate status (Note 10)	Adviser to offeror

Notes

The Notes on Form 8.1 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

04 December 2006

FORM 8.1

DEALINGS BY OFFERORS, OFFEREE COMPANIES OR THEIR ASSOCIATES FOR THEMSELVES OR FOR DISCRETIONARY CLIENTS
(Rules 8.1(a) and (b)(i) of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	Iberdrola, S.A.
Company dealt in	Iberdrola, S.A.
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary shares of €3.00 each
Date of dealing	01 December 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	1,152,984	(0.13%)		
(2) Derivatives (other than options)	436,377	(0.05%)		
(3) Options and agreements to purchase/sell	1,589,462	(0.18%)		
Total	3,178,823	(0.36%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase		
	2,000	32.68 EUR
	5,000	32.79 EUR
	7,000	32.82 EUR
	1,202	32.83 EUR
	1,000	32.84 EUR

Number of securities	Price per unit
10,000	32.85 EUR
11,000	32.86 EUR
4,000	32.87 EUR
4,000	32.89 EUR
4,000	32.90 EUR
9,983	32.91 EUR
18,503	32.92 EUR
8,905	32.93 EUR
11,514	32.94 EUR
8,817	32.95 EUR
17,000	32.96 EUR
16,798	32.97 EUR
148,945	32.98 EUR
4,000	32.99 EUR
1,278	33,00 EUR
2,275	33,63 EUR
3,999	33,65 EUR
725	33,67 EUR
26,001	33,69 EUR
8,000	33,74 EUR
1,000	33,77 EUR
2,000	33,79 EUR
2,000	33,82 EUR
2,000	33,84 EUR
1,000	33,87 EUR
1,000	33,89 EUR

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	04 December 2006
Contact name	Anjani Kumar
Telephone number	+44 (0)207 678 8987
Name of offeree/offeror with which associated	Iberdrola, S.A.
Specify category and nature of associate status (Note 10)	Adviser to offeror

Notes

The Notes on Form 8.1 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

Additional communications regardinc IBERDROLA's operation for ScottishPower

Dear Sirs:

In relation to the operation announced by IBERDROLA, S.A. for ScottishPower, BBVA hereby communicates the IBERDROLA, S.A. share transactions as from the announcement of said operation:

Type of transaction	Number of shares	Price	Date
Purchase	15,000	33.19	04/12/2006
Purchase	104,000	32.98	04/12/2006
Purchase	182,500	33.08	04/12/2006
Purchase	182,500	32.95	04/12/2006
Sell	103,886	32.98	04/12/2006
Sell	114	33.18	04/12/2006
Sell	25,000	33.26	04/12/2006
Sell	79	33.16	04/12/2006

Product name (*)	Type of transaction	Number of shares to which the option refers	Strike price	Class (American , European)	Maturity date	Price paid/reeived for the option
Basket option	SALE CALL	90,964	32.98	European	20/01/2010	-5%

*** Date of the transactions: 01/12/06**

This information is hereby made public in compliance with Rule 8 of the Mergers and Acquisitions Code of the city of London.

Madrid, 5th December 2006

COMISIÓN NACIONAL DEL MERCADO DE VALORES (NATIONAL COMMISSION FOR THE STOCK EXCHANGE)

Addressee: Mr. Antonio Mas Sirvent Director of Market Area, Madrid

Additional communication regarding IBERDROLA's operation for ScottishPower

Dear Sirs:

In relation to the operation announced by IBERDROLA, S.A. for ScottishPower, BBVA hereby communicates the IBERDROLA, S.A. share transactions as from the announcemente of said operation:

Type of transaction	Number of shares	Price	Date
Purchase	10,000	33.90	01/12/2006
Purchase	10,000	34.00	01/12/2006
Purchase	20,000	33,.2	01/12/2006
Purchase	50,000	32.95	01/12/2006
Purchase	5,000	32.98	01/12/2006
Purchase	75,000	33.75	01/12/2006
Purchase	6,900	33,06	01/12/2006
Purchase	730	33.73	01/12/2006
Sale	8,000	33.66	01/12/2006
Sale	3,000,000	33.87	01/12/2006
Sale	15,000	32.90	01/12/2006
Sale	50,000	32.97	01/12/2006
Sale	701	32.98	01/12/2006
Sale	300	33.68	01/12/2006
Sale	300	33.51	01/12/2006

Product name(*)	Type of transaction	Number of saher to which the option referes	Strike price	Class (American, European)	Maturity date	Price paid / received for the option
Call option	Cancel	6,297	35.75	European	22/12/2009	-5%
Equity Swap	Cancel	3,000.000	33.87	Cash Settle	05/02/2007	-1.1%
Futures	Purchase	6,300		MEFF	DIC-07	33.24

Date of transactions: 01/12/2006

This information is hereby made public in compliance with Rule 8 of the Mergers and Acquisitions Code of the city of London.

Madrid 4th December 2006

05 December 2006

FORM 8.1

DEALINGS BY OFFERORS, OFFEREE COMPANIES OR THEIR ASSOCIATES FOR THEMSELVES OR FOR DISCRETIONARY CLIENTS
(Rules 8.1(a) and (b)(i) of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	Iberdrola, S.A.
Company dealt in	Iberdrola, S.A.
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary shares of €3.00 each
Date of dealing	04 December 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	1,152,984	(0.13%)		
(2) Derivatives (other than options)	516,377	(0.06%)		
(3) Options and agreements to purchase/sell	1,589,462	(0.18%)		
Total	3,258,823	(0.36%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase		

(b) Derivatives transactions (other than options)

Product name, Swap	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)
	Long	1,212	32.87 Eur

1,131	32.88 Eur
1,344	32.89 Eur
1,511	32.92 Eur
1,931	32.96 Eur
5,081	32.98 Eur
13,852	33.00 Eur
11,671	33.26 Eur
1,944	33.27 Eur
5,000	33.31 Eur
5,323	33.33 Eur
30,000	33.48 Eur

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	05 December 2006
Contact name	Robert Skinner
Telephone number	+44 (0)207 678 5666
Name of offeree/offeror with which associated	Iberdrola, S.A.
Specify category and nature of associate status (Note 10)	Adviser to offeror

Notes

The Notes on Form 8.1 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

06 December 2006

FORM 8.1

DEALINGS BY OFFERORS, OFFEREE COMPANIES OR THEIR ASSOCIATES FOR THEMSELVES OR FOR DISCRETIONARY CLIENTS
(Rules 8.1(a) and (b)(i) of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	Iberdrola, S.A.
Company dealt in	Iberdrola, S.A.
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary shares of €3.00 each
Date of dealing	05 December 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	1,232,984	(0.14%)		
(2) Derivatives (other than options)	516,377	(0.06%)		
(3) Options and agreements to purchase/sell	1,589,462	(0.18%)		
Total	3,388,823	(0.37%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	80,000	33.91 Eur

(b) Derivatives transactions (other than options)

Product name,	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. **OTHER INFORMATION**

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	06 December 2006
Contact name	Robert Skinner
Telephone number	+44 (0)207 678 5666
Name of offeree/offeror with which associated	Iberdrola, S.A.
Specify category and nature of associate status (Note 10)	Adviser to offeror

Notes

The Notes on Form 8.1 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

07 December 2006

FORM 8.1

DEALINGS BY OFFERORS, OFFEREE COMPANIES OR THEIR ASSOCIATES FOR THEMSELVES OR FOR DISCRETIONARY CLIENTS
(Rules 8.1(a) and (b)(i) of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	Iberdrola, S.A.
Company dealt in	Iberdrola, S.A.
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary shares of €3.00 each
Date of dealing	06 December 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	1,332,942	(0.15%)		
(2) Derivatives (other than options)	641,377	(0.07%)		
(3) Options and agreements to purchase/sell	1,589,462	(0.18%)		
Total	3,563,781	(0.39%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/Sale	Number of securities	Price per unit (Note 5)
Purchase	10,000	33.66
Purchase	10,000	33.68
Purchase	79,958	33.75

(b) Derivatives transactions (other than options)

Product name,	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)
Swap	Long	2,735	33.65 Eur
		1,712	33.66 Eur
		2,496	33.67 Eur
		5,292	33.68 Eur
		17,857	33.69 Eur
		12,456	33.70 Eur
		644	33.71 Eur
		5,174	33.72 Eur
		2,181	33.73 Eur
		30,915	33.75 Eur
		13.897	33.76 Eur
		4,669	33.77 Eur
		2,435	33.78 Eur
		3,508	33.79 Eur
		9,642	33.80 Eur
		2,377	33.82 Eur
		7,010	33.83 Eur

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	07 December 2006
Contact name	Robert Skinner
Telephone number	+44 (0)207 678 5666
Name of offeree/offeror with which associated	Iberdrola, S.A.
Specify category and nature of associate status (Note 10)	Adviser to offeror

Notes

The Notes on Form 8.1 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

Additional communications regarding IBERDROLA's operation for ScottishPower.

Dear Sirs:

In relation to the operation announced by IBERDROLA, S.A. for ScottishPower, BBVA hereby communicates the IBERDROLA, S.A. share transactions on the indicated date:

Type of transaction	Number of shares	Price	Date
Purchase	30,000	33.68	05/12/2006
Purchase	500	33.65	05/12/2006
Purchase	2513	33.67	05/12/2006
Sale	20,000	33.79	05/12/2006
Sale	20,000	33.83	05/12/2006
Sale	5000	33.78	05/12/2006
Borrowed Shares	4,330,000	34.20	05/12/2006
Sale	20,000	33.91	05/12/2006
Sale	50,000	33.57	05/12/2006
Sale	5100	33.91	05/12/2006
Sale	4	33.87	05/12/2006

Product name (*)	Type of operation	Number of shares to which the option refers	Exercise price	Class (American, European)	Maturity date	Price paid/received for the option
OTC Call Option	Issue	500,000	34.00	American	16/03/2007	- 1.24%
OTC Put Option	Purchase	500,000	31.00	American	16/03/2007	0.86%
Futures	Purchase	46	33.87	MEFF	Dec. '06	

*** Date of the transactions: 05/12/06**

This information is hereby made public in compliance with Rule 8 of the Mergers and Acquisitions Code of the city of London.

Madrid, 6th December 2006

Additional communications regarding IBERDROLA's operation for ScottishPower.

Dear Sirs:

In relation to the operation announced by IBERDROLA, S.A. for ScottishPower, BBVA hereby communicates the IBERDROLA, S.A. share transactions on the indicated date:

Type of transaction	Number of shares	Price	Date
Purchase Purchase Purchase Purchase	15, 000 60, 337 30,000 10,900	33.84 33.81 33.77 33.96	06/12/2006 06/12/2006 06/12/2006 06/12/2006

Product name (*)	Type of transaction	Number of shares to which the option refers	Strike price	Class (American, European)	Maturity date	Price paid/received for the option
Futures	Sale	10,900	33.94	MEFF	Dec. '06	

*** Date of the transactions: 06/12/06**

This information is hereby made public in compliance with Rule 8 of the Mergers and Acquisitions Code of the city of London.

Madrid, 7th December 2006



08 December 2006

FORM 8.1

DEALINGS BY OFFERORS, OFFEREE COMPANIES OR THEIR ASSOCIATES FOR THEMSELVES OR FOR DISCRETIONARY CLIENTS
(Rules 8.1(a) and (b)(i) of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	Iberdrola, S.A.
Company dealt in	Iberdrola, S.A.
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary shares of €3.00 each
Date of dealing	07 December 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	1,527,942	(0.17%)		
(2) Derivatives (other than options)	736,377	(0.08%)		
(3) Options and agreements to purchase/sell	1,589,462	(0.18%)		
Total	3,853,781	(0.43%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/Sale	Number of securities	Price per unit (Note 5)
Purchase	20,000	33.32
Purchase	10,000	33.35
Purchase	25,000	33.37
Purchase	10,000	33.43
Purchase	6,000	33.47
Purchase	11,000	33.49

Purchase		13,000	33.52
Purchase		100,000	33.53

(b) Derivatives transactions (other than options)

Product name,	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)
Swap	Long	21,516	33.33 Eur
		21,151	33.34 Eur
		13,748	33.35 Eur
		8,560	33.36 Eur
		15,516	33.37 Eur
		1,914	33.38 Eur
		3,950	33.40 Eur
		6,591	33.41 Eur
		2,054	33.43 Eur

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	08 December 2006
Contact name	Robert Skinner
Telephone number	+44 (0)207 678 5666
Name of offeree/offeror with which associated	Iberdrola, S.A.
Specify category and nature of associate status (Note 10)	Adviser to offeror

Notes

The Notes on Form 8.1 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

11 December 2006

FORM 8.1

DEALINGS BY OFFERORS, OFFEREE COMPANIES OR THEIR ASSOCIATES FOR THEMSELVES OR FOR DISCRETIONARY CLIENTS (Rules 8.1(a) and (b)(i) of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	Iberdrola, S.A.
Company dealt in	Iberdrola, S.A.
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary shares of €3.00 each
Date of dealing	08 December 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	1,613,247	(0.18%)		
(2) Derivatives (other than options)	843,582	(0.09%)		
(3) Options and agreements to purchase/sell	1,589,462	(0.18%)		
Total	4,046,291	(0.45%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/Sale	Number of securities	Price per unit (Note 5)
Purchase	5,000	32.91 Eur
Purchase	1,305	32.92 Eur
Purchase	9,000	32.93 Eur
Purchase	1,500	32.94 Eur
Purchase	1,500	32.95 Eur
Purchase	2,000	32.96 Eur

Purchase	4,000	32.97 Eur
Purchase	2,000	32.98 Eur
Purchase	2,000	32.99 Eur
Purchase	1,000	33.01 Eur
Purchase	6,000	33.02 Eur
Purchase	1,000	33.09 Eur
Purchase	5,000	33.12 Eur
Purchase	5,500	33.13 Eur
Purchase	2,000	33.14 Eur
Purchase	5,000	33.15 Eur
Purchase	10,000	33.16 Eur
Purchase	2,500	33.17 Eur
Purchase	5,000	33.18 Eur
Purchase	7,500	33.20 Eur
Purchase	1,000	33.21 Eur
Purchase	1,000	33.22 Eur
Purchase	3,500	33.24 Eur
Purchase	1,000	33.27 Eur

(b) Derivatives transactions (other than options)

Product name,	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)
Swap	Long	1,267	32.91 Eur
		1,874	32.92 Eur
		3,619	32.93 Eur
		2,254	32.94 Eur
		5,003	32.95 Eur
		1,851	32.96 Eur
		3,713	32.97 Eur
		1,735	32.98 Eur
		6,976	32.99 Eur
		3,109	33.00 Eur
		1,444	33.01 Eur
		7,170	33.03 Eur
		1,318	33.04 Eur
		6,271	33.05 Eur
		2,110	33.11 Eur
		4,335	33.13 Eur
		4,571	33.14 Eur
		3,385	33.15 Eur
		8,647	33.16 Eur
		8,206	33.17 Eur
		6,114	33.18 Eur
		2,172	33.19 Eur
		1,940	33.20 Eur

1,956	33.21 Eur
2,080	33.24 Eur
8,774	33.27 Eur
2,081	33.29 Eur
3,230	33.30 Eur

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	11 December 2006
Contact name	Robert Skinner
Telephone number	+44 (0)207 678 5666
Name of offeree/offeror with which associated	Iberdrola, S.A.
Specify category and nature of associate status (Note 10)	Adviser to offeror

Notes

The Notes on Form 8.1 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

Additional communications regarding IBERDROLA's operation for ScottishPower.

Dear Sirs:

In relation to the operation announced by IBERDROLA, S.A. for ScottishPower, BBVA hereby communicates the IBERDROLA, S.A. share transactions on the indicated date:

Type of transaction	Number of shares	Price	Date
Purchase	500,000	33.63	07/12/2006
Purchase	4,000	33.36	07/12/2006
Purchase	25,000	33.43	07/12/2006
Purchase	1,300	33.51	07/12/2006
Purchase	2	33.63	07/12/2006
Sale	4	33.61	07/12/2006

Product name (*)	Type of transaction	Number of shares to which the option refers	Strike price	Class (American, European)	Maturity date	Price paid/received for the option
Future	Sale	1,300	33.58	MEFF	Dec 06	
Call Option (basket)	Purchase	2,206	34	European	20/03/2009	0
Put Option	Purchase	118,308	33.81	European	31/01/2007	156,000 €

*** Date of the transactions: 06/12/06**

This information is hereby made public in compliance with Rule 8 of the Mergers and Acquisitions Code of the city of London.

Madrid, 11th December 2006

Additional communications regarding IBERDROLA's operation for ScottishPower.

Dear Sirs:

In relation to the operation announced by IBERDROLA, S.A. for ScottishPower, BBVA hereby communicates the IBERDROLA, S.A. share transactions on the indicated date:

Type of transaction	Number of shares	Price	Date
Purchase Purchase Purchase Purchase Sale	30, 000 20,000 37,500 200 12,500	33.18 33.00 33.13 33.06 33.27	08/12/2006 08/12/2006 08/12/2006 08/12/2006 08/12/2006

Product name (*)	Type of transaction	Number of shares to which the option refers	Strike price	Class (American, European)	Maturity date	Price paid/received for the option
Future Call Option Put Option Call Option (basket) Call Option (basket) Call Option (basket) Call Option (basket) Call Option (basket) Call Option Put Option	Sale Sale Purchase Sale Sale Sale Sale Sale Cancellation Cancellation	200 4,000,000 4,000,000 -2,864 -3,907 -3,950 -3,342 -3,370 4,000,000 4,000,000	33.11 33.10 33.10 22.04 22.24 26.49 31.53 26.76 37.43 33.28	MEFF European European European European European European European European European	Dec-06 16/03/2007 16/03/2007 20/01/2009 22/04/2009 22/10/2009 24/11/2009 22/04/2008 15/12/2006 15/12/2006	6,552,000 € -6,552,000 € 3,368 € 3,785 € 0 € 0 € 0 € -800 € 16,606,800 €

*** Date of the transactions: 08/12/06**

This information is hereby made public in compliance with Rule 8 of the Mergers and Acquisitions Code of the city of London.

Madrid, 11th December 2006

bbk:

CNMV

Secondary Markets



Dear Sirs:

In relation to the operation announced by IBERDROLA, S.A. for ScottishPower, BBK hereby communicates the IBERDROLA, S.A. share transactions on the indicated date:

Product name (*)	Type of transaction	Number of shares to which the option refers	Strike price	Class	Maturity date	Price paid/received for the option
Put Option	Purchase	9,000,000	€18.5	American	21-12-07	€1,440,000.00
Put Option	Purchase	9,172,552	€18.5	American	21-12-07	€1,467,608.32

*** Date of the transactions: 11/12/06**

This information is hereby made public in compliance with Rule 8 of the Mergers and Acquisitions Code of the city of London.

The current position of BBK in Iberdrola is the following:

	No. of shares	%
Common Shares	89,845,181	9.966%
Put Option	42,672,552	4.733%

Bilbao, 12th December 2006

12 December 2006

FORM 8.1

DEALINGS BY OFFERORS, OFFEREE COMPANIES OR THEIR ASSOCIATES FOR THEMSELVES OR FOR DISCRETIONARY CLIENTS
(Rules 8.1(a) and (b)(i) of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	Iberdrola, S.A.
Company dealt in	Iberdrola, S.A.
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary shares of €3.00 each
Date of dealing	11 December 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	1,693,247	(0.19%)		
(2) Derivatives (other than options)	843,582	(0.09%)		
(3) Options and agreements to purchase/sell	1,589,462	(0.18%)		
Total	4,126,291	(0.46%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/Sale	Number of securities	Price per unit (Note 5)
Purchase	80,000	33.30 Eur

(b) Derivatives transactions (other than options)

Product name,	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)
Swap	Long		

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	12 December 2006
Contact name	Robert Skinner
Telephone number	+44 (0)207 678 5666
Name of offeree/offeror with which associated	Iberdrola, S.A.
Specify category and nature of associate status (Note 10)	Adviser to offeror

Notes

The Notes on Form 8.1 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

Additional communications regarding IBERDROLA's operation for ScottishPower.

Dear Sirs:

In relation to the operation announced by IBERDROLA, S.A. for ScottishPower, BBVA hereby communicates the IBERDROLA, S.A. share transactions on the indicated date:

Type of transaction	Number of shares	Price	Date
Purchase	20,000	33.29	11/12/06
Purchase	15,000	33.27	11/12/06
Purchase	1,063	33.28	11/12/06
Sale	40,000	33.42	11/12/06
Sale	25,000	33.48	11/12/06
Sale	40,000	33.26	11/12/06
Sale	30,000	33.31	11/12/06
Sale	25,000	33.25	11/12/06
Sale	24,860	33.31	11/12/06
Sale	600	33.48	11/12/06

Product name (*)	Type of transaction	Number of shares to which the option refers	Strike price	Class (American, European)	Maturity date	Price paid/received for the option
Future	Purchase	600	33.29	MEFF	Mar-2007	

*** Date of the transactions: 11/12/06**

This information is hereby made public in compliance with Rule 8 of the Mergers and Acquisitions Code of the city of London.

Madrid, 12th December 2006

Additional communications regarding IBERDROLA's operation for ScottishPower.

Dear Sirs:

In relation to the operation announced by IBERDROLA, S.A. for ScottishPower, BBVA hereby communicates the IBERDROLA, S.A. share transactions on the indicated date:

Type of transaction	Number of shares	Price	Date
Sale Purchase Purchase	1,213,200 300 1,735	33.21 33.39 33.29	12/12/2006 12/12/2006 12/12/2006

Product name (*)	Type of transaction	Number of shares to which the option refers	Strike price	Class (American, European)	Maturity date	Price paid/received for the option
Future	Purchase	1,212,900	33.22	MEFF	Dec-2006	

*** Date of the transactions: 12/12/06**

This information is hereby made public in compliance with Rule 8 of the Mergers and Acquisitions Code of the city of London.

Madrid, 13th December 2006

13 December 2006

FORM 8.1

DEALINGS BY OFFERORS, OFFEREE COMPANIES OR THEIR ASSOCIATES FOR THEMSELVES OR FOR DISCRETIONARY CLIENTS (Rules 8.1(a) and (b)(i) of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	Iberdrola, S.A.
Company dealt in	Iberdrola, S.A.
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary shares of €3.00 each
Date of dealing	12 December 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	1,760,613	(0.19%)		
(2) Derivatives (other than options)	871,858	(0.10%)		
(3) Options and agreements to purchase/sell	1,589,462	(0.18%)		
Total	4,221,933	(0.47%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/Sale	Number of securities	Price per unit (Note 5)
Purchase	67,366	33.25 Eur

(b) Derivatives transactions (other than options)

Product name,	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)
Swap	Long	3,170	33.16 Eur
		1,829	33.19 Eur
		23,277	33.20 Eur

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	13 December 2006
Contact name	Jo Lyn Tan
Telephone number	+44 (0)207 678 5595
Name of offeree/offeror with which associated	Iberdrola, S.A.
Specify category and nature of associate status (Note 10)	Adviser to offeror

Notes

The Notes on Form 8.1 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

Additional communications regarding IBERDROLA's operation for ScottishPower.

Dear Sirs:

In relation to the operation announced by IBERDROLA, S.A. for ScottishPower, BBVA hereby communicates the IBERDROLA, S.A. share transactions on the indicated date:

Type of transaction	Number of shares	Price	Date
Purchase	120	33.37	13/12/2006
Purchase	20,000	33.37	12/12/2006
Purchase	60,000	33.32	13/12/2006
Purchase	102,497	33.50	13/12/2006
Sale	34	33.31	13/12/2006
Sale	25,000	33.29	13/12/2006
Sale	102,497	33.50	13/12/2006
Sale	1,213,200	33.21	13/12/2006

Product name (*)	Type of transaction	Number of shares to which the option refers	Strike price	Class (American, European)	Maturity date	Price paid/received for the option
OTC Call Option	Sale	975,000	33.03	European	16/03/2007	1.64%
OTC Call Option	Purchase	975,000	33.03	European	16/03/2007	1.64%
OTC Call Option	Cancellation	975,000 -	32.30	European	15/12/2006	1.64%
OTC Call Option	Cancellation	975,000	32.30	European	15/12/2006	1.64%

*** Date of the transactions: 13/12/06**

This information is hereby made public in compliance with Rule 8 of the Mergers and Acquisitions Code of the city of London.

Madrid, 14th December 2006

14 December 2006

FORM 8.1

DEALINGS BY OFFERORS, OFFEREE COMPANIES OR THEIR ASSOCIATES FOR THEMSELVES OR FOR DISCRETIONARY CLIENTS
(Rules 8.1(a) and (b)(i) of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	Iberdrola, S.A.
Company dealt in	Iberdrola, S.A.
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary shares of €3.00 each
Date of dealing	13 December 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	1,760,613	(0.20%)		
(2) Derivatives (other than options)	1,021,858	(0.11%)		
(3) Options and agreements to purchase/sell	1,589,462	(0.18%)		
Total	4,371,933	(0.49%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/Sale	Number of securities	Price per unit (Note 5)

(b) Derivatives transactions (other than options)

Product name,	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

Swap	Long	862	33.19 Eur
		890	33.21 Eur
		3,646	33.22 Eur
		2,338	33.24 Eur
		2,947	33.25 Eur
		12,295	33.26 Eur
		13,567	33.27 Eur
		14,108	33.28 Eur
		9,237	33.29 Eur
		4,853	33.30 Eur
		8,727	33.31 Eur
		3,589	33.32 Eur
		7,044	33.33 Eur
		8,959	33.34 Eur
		6,147	33.35 Eur
		9,287	33.36 Eur
		12,369	33.37 Eur
		7,136	33.38 Eur
		10,034	33.39Eur
		3,256	33.40 Eur
		2,251	33.41 Eur
		6,458	33.42 Eur

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the

voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	14 December 2006
Contact name	Jo Lyn Tan
Telephone number	+44 (0)207 678 5595
Name of offeree/offeror with which associated	Iberdrola, S.A.
Specify category and nature of associate status (Note 10)	Adviser to offeror

Notes

The Notes on Form 8.1 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

Additional communications regarding IBERDROLA's operation for ScottishPower.

Dear Sirs:

In relation to the operation announced by IBERDROLA, S.A. for ScottishPower, BBVA hereby communicates the IBERDROLA, S.A. share transactions on the indicated date:

Type of transaction	Number of shares	Price	Date
Purchase	2,589	33.37	14/12/2006
Purchase	14,097	33.34	14/12/2006
Purchase	30,000	33.35	14/12/2006
Purchase	150,000	33.37	14/12/2006
Sale	10	33.39	14/12/2006
Sale	2,345	33.40	14/12/2006
Sale	19,000	33.40	14/12/2006
Sale	20,000	33.42	14/12/2006

Product name (*)	Type of transaction	Number of shares to which the option refers	Strike price	Class (American, European)	Maturity date	Price paid/received for the option
OTC Call option	Cancellation	980,000	32.30	European	15/12/2006	2.167%
OTC Call option	Sale	980,000	32.98	European	16/03/2007	4.730%
OTC Put option	Purchase	108,108	33.30	European	12/12/2011	6.000%
OTC Put option	Cancellation	980,000	32.30	European	15/12/2006	2.167%
OTC Put option	Purchase	980,000	32.98	European	16/03/2007	4.730%
OTC Put option	Purchase	750,000	34.00	American	16/03/2007	5.882%
OTC Put option	Cancellation	200,000	32.00	American	16/03/2007	3.125%
OTC Put option	Cancellation	200,000	32.00	American	16/03/2007	3.125%

*** Date of the transactions: 14/12/06**

This information is hereby made public in compliance with Rule 8 of the Mergers and Acquisitions Code of the city of London.

Madrid, 15th December 2006

15 December 2006

FORM 8.1

DEALINGS BY OFFERORS, OFFEREE COMPANIES OR THEIR ASSOCIATES FOR THEMSELVES OR FOR DISCRETIONARY CLIENTS
(Rules 8.1(a) and (b)(i) of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	Iberdrola, S.A.
Company dealt in	Iberdrola, S.A.
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary shares of €3.00 each
Date of dealing	14 December 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	1,760,613	(0.20%)		
(2) Derivatives (other than options)	1,121,858	(0.12%)		
(3) Options and agreements to purchase/sell	1,589,462	(0.18%)		
Total	4,471,933	(0.50%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/Sale	Number of securities	Price per unit (Note 5)

(b) Derivatives transactions (other than options)

Product name,	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)
Swap	Long	50,000	33.40 Eur

6,532	33.41 Eur
14,216	33.42 Eur
6,187	33.43 Eur
13,076	33.44 Eur
9,989	33.45 Eur

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	15 December 2006
Contact name	Jo Lyn Tan
Telephone number	+44 (0)207 678 5595
Name of offeree/offeror with which associated	Iberdrola, S.A.
Specify category and nature of associate status (Note 10)	Adviser to offeror

Notes

The Notes on Form 8.1 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

18 December 2006

FORM 8.1

DEALINGS BY OFFERORS, OFFEREE COMPANIES OR THEIR ASSOCIATES FOR THEMSELVES OR FOR DISCRETIONARY CLIENTS
(Rules 8.1(a) and (b)(i) of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	Iberdrola, S.A.
Company dealt in	Iberdrola, S.A.
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary shares of €3.00 each
Date of dealing	15 December 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	1,230,613	(0.14%)		
(2) Derivatives (other than options)	1,751,858	(0.20%)		
(3) Options and agreements to purchase/sell	1,589,462	(0.18%)		
Total	4,571,933	(0.51%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/Sale	Number of securities	Price per unit (Note 5)
Sale	530,000	33,37

(b) Derivatives transactions (other than options)

Product name,	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)
Swap	Long	1,876	33.14 Eur
		6,809	33.17 Eur
		6,827	33.18 Eur

17,749	33.19 Eur
32,291	33.20 Eur
14,299	33.21 Eur
4,473	33.22 Eur
3,620	33.23 Eur
6,607	33.24 Eur
2,449	33.25 Eur
2,887	33.26 Eur
113	33.27 Eur
530,000	33.37 Eur

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	18 December 2006
Contact name	Jo Lyn Tan
Telephone number	+44 (0)207 678 5595
Name of offeree/offeror with which associated	Iberdrola, S.A.
Specify category and nature of associate status (Note 10)	Adviser to offeror

Notes

The Notes on Form 8.1 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

Additional communications regarding IBERDROLA's operation for ScottishPower.

Dear Sirs:

In relation to the operation announced by IBERDROLA, S.A. for ScottishPower, BBVA hereby communicates the IBERDROLA, S.A. share transactions on the indicated date:

Type of transaction	Number of shares	Price	Date
Purchase	187,000	33.28	1812/2006
Sale	18,100	33.28	1812/2006
Sale	120	33.22	1812/2006

Product name (*)	Type of transaction	Number of shares to which the option refers	Strike price	Class (American, European)	Maturity date	Price paid/received for the option
Futures	Purchase	18,100	33.10	-	16/03/2007	-
Forward OTC	Purchase	4,330,000	33.00	-	12/01/2007	-
OTC Call Option	Sale	4,330,000	32.99	European	16/03/2007	2.42%
OTC Call Option	Purchase	4,330,000	32.89	European	16/03/2007	2.42%
OTC Call Option	Sale	350,000	32	American	16/03/2007	3.38%

*** Date of the transactions: 18/12/06**

This information is hereby made public in compliance with Rule 8 of the Mergers and Acquisitions Code of the city of London.

Madrid, 19th December 2006

19 December 2006

FORM 8.1

DEALINGS BY OFFERORS, OFFEREE COMPANIES OR THEIR ASSOCIATES FOR THEMSELVES OR FOR DISCRETIONARY CLIENTS

(Rules 8.1(a) and (b)(i) of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	Iberdrola, S.A.
Company dealt in	Iberdrola, S.A.
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary shares of €3.00 each
Date of dealing	18 December 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	830,613	(0.09%)		
(2) Derivatives (other than options)	2,301,858	(0.25%)		
(3) Options and agreements to purchase/sell	1,589,462	(0.18%)		
Total	4,721,933	(0.52%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/Sale	Number of securities	Price per unit (Note 5)
Sale	400,000	33,26

(b) Derivatives transactions (other than options)

Product name,	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)
Swap	Long	900	33.19 Eur
		5,100	33.20 Eur
		10,269	33.21 Eur
		15,425	33.22 Eur
		32,458	33.23 Eur
		20,728	33.24 Eur
		15,120	33.25 Eur
		400,000	33.26 Eur
		10,847	33.31 Eur
		5,226	33.32 Eur
		13,507	33.33 Eur
		13,652	33.34 Eur
		6,768	33.35 Eur

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	19 December 2006
Contact name	Robert Skinner
Telephone number	+44 (0)207 678 5666
Name of offeree/offeror with which associated	Iberdrola, S.A.
Specify category and nature of associate status (Note 10)	Adviser to offeror

Notes

The Notes on Form 8.1 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

IMPORTANT INFORMATION

This communication does not constitute an offer to purchase, sell or exchange or the solicitation of an offer to purchase, sell or exchange any securities or the solicitation of any vote or approval with respect to the proposed acquisition by Iberdrola S.A. of ScottishPower plc (the "Acquisition"), nor shall there be any purchase, sale or exchange of securities or such solicitation in any jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction.

If and when Iberdrola S.A. commences the Acquisition for the ordinary shares of ScottishPower plc and the Acquisition is implemented by way of a scheme of arrangement under the U.K. Companies Act 1985, as amended (the "Scheme"), any securities of Iberdrola S.A. will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), but will be issued in reliance on the exemption provided by Section 3(a)(10) thereof, and ScottishPower plc will furnish the acquisition document to the SEC under cover of a Form 6-K. If and when Iberdrola S.A. determines to commence the Acquisition by way of a takeover offer under The City Code on Takeovers and Mergers of the United Kingdom (the "Offer") rather than the Scheme, Iberdrola S.A. will, to the extent that the shares issued in connection with the proposed Acquisition are required to be registered in the United States, file a registration statement on Form F-4, which will include a prospectus, with the United States Securities and Exchange Commission ("SEC"). **Investors are strongly advised to read the documents that will be made available to them, including the registration statement and prospectus, if and when available, and any other relevant documents made available to them and/or the SEC or other applicable regulatory authorities, as well as any amendments or supplements to those documents, because they will contain important information regarding Iberdrola S.A., ScottishPower plc, the Acquisition and any Offer. ScottishPower shareholders should also read the related solicitation/recommendation statement on Schedule 14D-9 that may be filed with the SEC by ScottishPower relating to the Acquisition.** If and when filed, investors may obtain free copies of the registration statement, the prospectus as well as other relevant documents filed with the SEC, at the SEC's web site at www.sec.gov and will receive information at an appropriate time on how to obtain these transaction-related documents for free from the parties involved or a duly appointed agent.

The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. To the fullest extent permitted by applicable law, the companies involved in the proposed Acquisition disclaim any responsibility or liability for the violation of such restrictions by any person.

The shares to be issued in connection with the proposed Acquisition may not be offered or sold in the United States except pursuant to an effective registration statement under the Securities Act or pursuant to a valid exemption from registration.

Additional communications regarding IBERDROLA's operation for ScottishPower.

Dear Sirs:

In relation to the operation announced by IBERDROLA, S.A. for ScottishPower, BBVA hereby communicates the IBERDROLA, S.A. share transactions on the indicated date:

Type of transaction	Number of shares	Price	Date
Purchase	15,000	33.50	1512/2006
Purchase	5,000	33.40	1512/2006
Purchase	2,000	33.48	1512/2006
Purchase	182	33.40	1512/2006
Sale	14,000	33.45	1512/2006
Sale	9,043	33.48	1512/2006
Sale	30	33.36	1512/2006

Product name (*)	Type of transaction	Number of shares to which the option refers	Strike price	Class (American, European)	Maturity date	Price paid/received for the option
OTC Call Option	Sale	500,000	33.14	Europen	16/03/2007	5.13%
OTC Call Option	Sale	1,000,000	33.09	European	16/03/2007	4.81%
OTC Call Option	Purchase	500,000	33.14	European	16/03/2007	5.13%
OTC Call Option	Purchase	29,994	33.00	American	16/03/2007	4.30%
OTC Call Option	Purchase	1,000,000	33.09	European	16/03/2007	4.81%
Sell Call Option	Trading year	555,000	28.00	European	15/12/2006	-
Purchase Call Option	Trading year	131,000	28.00	European	15/12/2006	-
Sale Call Option	Trading year	36,000	28.00	European	15/12/2006	-
Purchase Put Option	Trading year	100,000	35.00	European	15/12/2006	-
Sale Put Option	Trading year	200,000	34.00	European	15/12/2006	-
Loan	Drawdown	4,330,000	34.20	European	15/12/2006	-

*** Date of the transactions: 15/12/06**

This information is hereby made public in compliance with Rule 8 of the Mergers and Acquisitions Code of the city of London.

Madrid, 18th December 2006

20 December 2006

FORM 8.1

DEALINGS BY OFFERORS, OFFEREE COMPANIES OR THEIR ASSOCIATES FOR THEMSELVES OR FOR DISCRETIONARY CLIENTS
(Rules 8.1(a) and (b)(i) of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	Iberdrola, S.A.
Company dealt in	Iberdrola, S.A.
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary shares of €3.00 each
Date of dealing	19 December 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	95,613	(0.01%)		
(2) Derivatives (other than options)	2,301,858	(0.25%)		
(3) Options and agreements to purchase/sell	2,354,462	(0.26%)		
Total	4,751,933	(0.53%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/Sale	Number of securities	Price per unit (Note 5)
Purchase	15,000	33.15 Eur
Sale	750,000	33.12 Eur

(b) Derivatives transactions (other than options)

Product name,	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)
Long Call-Put		765,000	33.12-32.90	European	19/03/2007	0.00 eur

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	20 December 2006
Contact name	Maarten Weehuizen
Telephone number	+44 (0)207 678 5803
Name of offeree/offeror with which associated	Iberdrola, S.A.
Specify category and nature of associate status (Note 10)	Adviser to offeror

Notes

The Notes on Form 8.1 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

IMPORTANT INFORMATION

This communication does not constitute an offer to purchase, sell or exchange or the solicitation of an offer to purchase, sell or exchange any securities or the solicitation of any vote or approval with respect to the proposed acquisition by Iberdrola S.A. of ScottishPower plc (the "Acquisition"), nor shall there be any purchase, sale or exchange of securities or such solicitation in any jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction.

If and when Iberdrola S.A. commences the Acquisition for the ordinary shares of ScottishPower plc and the Acquisition is implemented by way of a scheme of arrangement under the U.K. Companies Act 1985, as amended (the "Scheme"), any securities of Iberdrola S.A. will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), but will be issued in reliance on the exemption provided by Section 3(a)(10) thereof, and ScottishPower plc will furnish the acquisition document to the SEC under cover of a Form 6-K. If and when Iberdrola S.A. determines to commence the Acquisition by way of a takeover offer under The City Code on Takeovers and Mergers of the United Kingdom (the "Offer") rather than the Scheme, Iberdrola S.A. will, to the extent that the shares issued in connection with the proposed Acquisition are required to be registered in the United States, file a registration statement on Form F-4, which will include a prospectus, with the United States Securities and Exchange Commission ("SEC"). **Investors are strongly advised to read the documents that will be made available to them, including the registration statement and prospectus, if and when available, and any other relevant documents made available to them and/or the SEC or other applicable regulatory authorities, as well as any amendments or supplements to those documents, because they will contain important information regarding Iberdrola S.A., ScottishPower plc, the Acquisition and any Offer. ScottishPower shareholders should also read the related solicitation/recommendation statement on Schedule 14D-9 that may be filed with the SEC by ScottishPower relating to the Acquisition.** If and when filed, investors may obtain free copies of the registration statement, the prospectus as well as other relevant documents filed with the SEC, at the SEC's web site at www.sec.gov and will receive information at an appropriate time on how to obtain these transaction-related documents for free from the parties involved or a duly appointed agent.

The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. To the fullest extent permitted by applicable law, the companies involved in the proposed Acquisition disclaim any responsibility or liability for the violation of such restrictions by any person.

The shares to be issued in connection with the proposed Acquisition may not be offered or sold in the United States except pursuant to an effective registration statement under the Securities Act or pursuant to a valid exemption from registration.

Additional communications regarding IBERDROLA's operation for ScottishPower.

Dear Sirs,

In relation to the operation announced by IBERDROLA, S.A. for ScottishPower, BBVA hereby communicates the IBERDROLA, S.A. share transactions on the indicated date:

Type of transaction	Number of shares	Price	Date
Purchase	50,000	33.04	19/12/2006
Purchase	750,000	33.12	19/12/2006
Purchase	5,000	33.23	19/12/2006
Purchase	500	33.08	19/12/2006
Sale	20,000	33.10	19/12/2006
Sale	50,000	33.15	19/12/2006
Sale	16,700	33.20	19/12/2006
Sale	50	33.08	19/12/2006

Product name (*)	Type of transaction	Number of shares to which the option refers	Strike price	Class (American, European)	Maturity date	Price paid/received for the option
OTC Call Option	Sale	1,000,000	33.06	European	16/03/2007	4.628%
OTC Call Option	Cancellation	1,000,000	31.05	European	29/12/2006	4.127%
OTC Call Option	Purchase	1,000,000	33.06	European	16/03/2007	4.628%
OTC Call Option	Cancellation	1,000,000	31.05	European	29/12/2006	4.127%
Warrant Put	Purchase	150,000	30.00	European	21/09/2007	5.27%
Warrant Put	Purchase	150,000	31.00	European	21/09/2007	6.32%
Warrant Call	Sale	250,000	33.00	European	21/09/2007	9.94%
Warrant Call	Sale	250,000	34.00	European	21/09/2007	8.35%
Warrant Call	Sale	250,000	36.00	European	21/09/2007	5.78%

*** Date of the transactions: 19/12/06**

This information is hereby made public in compliance with Rule 8 of the Mergers and Acquisitions Code of the city of London.

Madrid, 20th December 2006

Additional communications regarding IBERDROLA's operation for ScottishPower.

Dear Sirs:

In relation to the operation announced by IBERDROLA, S.A. for ScottishPower, BBVA hereby communicates the IBERDROLA, S.A. share transactions on the indicated date:

Type of transaction	Number of shares	Price	Date
Purchase	220,000	33.40	20/12/2006
Purchase	102	33.34	20/12/2006
Sale	1,035	33.37	20/12/2006
Sale	2,933	33.22	20/12/2006
Sale	3,500	33.29	20/12/2006

Product name (*)	Type of transaction	Number of shares to which the option refers	Strike price	Class (American, European)	Maturity date	Price paid/received for the option
Futures	Purchase	3,500	33.10	MEFF	16/03/2007	-
Call Option	Sale	500,000	34.00	American	16/03/2007	3.56%
OTC Call Option	Sale	765,,000	33.12	European	19/03/2007	4.37%
OTC Put Option	Variation	19,000	31.00	American	16/03/2007	2.77%
OTC Put Option	Purchase	765,000	32.90	American	19/03/2007	4.41%
OTC Put Option	Purchase	631,000	34.00	American	16/03/2007	5.89%
OTC Put Option	Purchase	150,000	32.00	American	16/03/2007	3.37%

*** Date of the transactions: 20/12/06**

This information is hereby made public in compliance with Rule 8 of the Mergers and Acquisitions Code of the city of London.

Madrid, 21th December 2006

22 December 2006

FORM 8.1

DEALINGS BY OFFERORS, OFFEREE COMPANIES OR THEIR ASSOCIATES FOR THEMSELVES OR FOR DISCRETIONARY CLIENTS
(Rules 8.1(a) and (b)(i) of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	Iberdrola, S.A.
Company dealt in	Iberdrola, S.A.
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary shares of €3.00 each
Date of dealing	21 December 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	95,613	(0.01%)		
(2) Derivatives (other than options)	2,351,858	(0.26%)		
(3) Options and agreements to purchase/sell	2,354,462	(0.26%)		
Total	4,801,933	(0.53%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/Sale	Number of securities	Price per unit (Note 5)

(b) Derivatives transactions (other than options)

Product name,	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)
Swap	Long	7,376	33.08 Eur
		9,554	33.09Eur
		19,887	33.10 Eur
		5,629	33.11 Eur
		6,158	33.12 Eur
		1,396	33.13 Eur

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	22 December 2006
Contact name	Maarten Weehuizen
Telephone number	+44 (0)207 678 5803
Name of offeree/offeror with which associated	Iberdrola, S.A.
Specify category and nature of associate status (Note 10)	Adviser to offeror

Notes

The Notes on Form 8.1 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

IMPORTANT INFORMATION

This communication does not constitute an offer to purchase, sell or exchange or the solicitation of an offer to purchase, sell or exchange any securities or the solicitation of any vote or approval with respect to the proposed acquisition by Iberdrola S.A. of ScottishPower plc (the "Acquisition"), nor shall there be any purchase, sale or exchange of securities or such solicitation in any jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction.

If and when Iberdrola S.A. commences the Acquisition for the ordinary shares of ScottishPower plc and the Acquisition is implemented by way of a scheme of arrangement under the U.K. Companies Act 1985, as amended (the "Scheme"), any securities of Iberdrola S.A. will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), but will be issued in reliance on the exemption provided by Section 3(a)(10) thereof, and ScottishPower plc will furnish the acquisition document to the SEC under cover of a Form 6-K. If and when Iberdrola S.A. determines to commence the Acquisition by way of a takeover offer under The City Code on Takeovers and Mergers of the United Kingdom (the "Offer") rather than the Scheme, Iberdrola S.A. will, to the extent that the shares issued in connection with the proposed Acquisition are required to be registered in the United States, file a registration statement on Form F-4, which will include a prospectus, with the United States Securities and Exchange Commission ("SEC"). **Investors are strongly advised to read the documents that will be made available to them, including the registration statement and prospectus, if and when available, and any other relevant documents made available to them and/or the SEC or other applicable regulatory authorities, as well as any amendments or supplements to those documents, because they will contain important information regarding Iberdrola S.A., ScottishPower plc, the Acquisition and any Offer. ScottishPower shareholders should also read the related solicitation/recommendation statement on Schedule 14D-9 that may be filed with the SEC by ScottishPower relating to the Acquisition.** If and when filed, investors may obtain free copies of the registration statement, the prospectus as well as other relevant documents filed with the SEC, at the SEC's web site at www.sec.gov and will receive information at an appropriate time on how to obtain these transaction-related documents for free from the parties involved or a duly appointed agent.

The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. To the fullest extent permitted by applicable law, the companies involved in the proposed Acquisition disclaim any responsibility or liability for the violation of such restrictions by any person.

The shares to be issued in connection with the proposed Acquisition may not be offered or sold in the United States except pursuant to an effective registration statement under the Securities Act or pursuant to a valid exemption from registration.

Additional communications regarding IBERDROLA's operation for ScottishPower.

Dear Sirs:

In relation to the operation announced by IBERDROLA, S.A. for ScottishPower, BBVA hereby communicates the IBERDROLA, S.A. share transactions on the indicated date:

Type of transaction	Number of shares	Price	Date
Sale	3,900	33.10	21/12/2006
Sale	658	33.09	21/12/2006

Product name (*)	Type of transaction	Number of shares to which the option refers	Strike price	Class (American, European)	Maturity date	Price paid/received for the option
Futures	Purchase	3,900	32.91	MEFF	16/03/2007	-
OTC Call Option (basket)	Purchase	6,553	33.1	European	17/08/2009	-
OTC Call Option (basket)	Variation	3,021	33.1	European	13/06/2008	-

*** Date of the transactions: 21/12/06**

This information is hereby made public in compliance with Rule 8 of the Mergers and Acquisitions Code of the city of London.

Madrid, 22th December 2006

Additional communications regarding IBERDROLA's operation for ScottishPower.

Dear Sirs:

In relation to the operation announced by IBERDROLA, S.A. for ScottishPower, BBVA hereby communicates the IBERDROLA, S.A. share transactions on the indicated date and procedures:

(I) Transactions on one's own account

Type of transaction	Number of shares	Price	Date

Product name (*)	Type of transaction	Number of shares to which the option refers	Strike price	Class (American, European)	Maturity date	Price paid/received for the option

- **Date of the transactions:**

(II) Transactions made on the grounds of discretionary management of clients' / investors' funds

Type of transaction	Number of shares	Price	Date
Sale	1,624,536	33.05	22/12/06
Sale	14,835	33	22/12/06
Sale	4,500	32.93	22/12/06

Product name (*)	Type of transaction	Number of shares to which the option refers	Strike price	Class (American, European)	Maturity date	Price paid/received for the option

This information is hereby made public in compliance with Rule 8 of the Mergers and Acquisitions Code of the city of London.

Madrid, 26th December 2006

COMISIÓN NACIONAL DEL MERCADO DE VALORES

To: Antonio Mas Sirvent
Director of Market Business area. Madrid

Additional communications regarding IBERDROLA's operation for ScottishPower.

Dear Sirs:

In relation to the operation announced by IBERDROLA, S.A. for ScottishPower, BBVA hereby communicates the IBERDROLA, S.A. share transactions on the indicated date and procedures:

(I) Transactions on one's own account

Type of transaction	Number of shares	Price	Date

Product name (*)	Type of transaction	Number of shares to which the option refers	Strike price	Class (American, European)	Maturity date	Price paid/received for the option

- **Date of transactions:**

(II) Transactions made on the grounds of discretionary management of clients' / investors' funds

Type of transaction	Number of shares	Price	Date

Product name (*)	Type of transaction	Number of shares to which the option refers	Strike price	Class (American, European)	Maturity date	Price paid/received for the option
PUT	SELLING	100	33	AMERICAN	16/03/07	1.56%
PUT	SELLING	100	33	AMERICAN	16/03/07	1.55%

*** Date of transactions: made on 22/12/06 but registered on the system on 27/12/06**

This information is hereby made public in compliance with Rule 8 of the Mergers and Acquisitions Code of the city of London.

Madrid, 26th December 2006

Additional communications regarding IBERDROLA's operation for ScottishPower.

Dear Sirs:

In relation to the operation announced by IBERDROLA, S.A. for ScottishPower, BBVA hereby communicates the IBERDROLA, S.A. share transactions on the indicated date:

Type of transaction	Number of shares	Price	Date

Product name (*)	Type of transaction	Number of shares to which the option refers	Strik e price	Class (American, European)	Maturity date	Price paid/received for the option
OTC Put Option	Purchase	95,277	32.90	European	19/03/2007	3.01%
OTC Call Option	Sale	95,277	32.90	European	19/03/2007	4.29%
OTC Call Option (basket))	Financial year	8,957	33.00	European	22/12/2006	-

*** Date of the transactions: 26/12/06**

This information is hereby made public in compliance with Rule 8 of the Mergers and Acquisitions Code of the city of London.

Madrid, 27th December 2006

COMISIÓN NACIONAL DEL MERCADO DE VALORES

To: Antonio Mas Sirvent. Director of Market Business area. Madrid.

Additional communications regarding IBERDROLA's operation for ScottishPower.

Dear Sirs:

In relation to the operation announced by IBERDROLA, S.A. for ScottishPower, BBVA hereby communicates the IBERDROLA, S.A. share transactions on the indicated date:

Type of transaction	Number of shares	Price	Date
Sale	2,858	33.00	22/12/2006
Sale	15,000	32.98	22/12/2006
Sale	61,400	32.99	22/12/2006
Sale	43,600	32.99	22/12/2006
Sale	8,400	32.86	22/12/2006
Sale	15	32.98	22/12/2006
Purchase	250,000	32.99	22/12/2006
Purchase	40,000	32.93	22/12/2006
Purchase	105,000	32.99	22/12/2006

Product name (*)	Type of transaction	Number of shares to which the option refers	Strike price	Class (American, European)	Maturity date	Price paid/received for the option
Futures	Purchase	8,400	32.69	MEFF	16/03/2007	-
Put Option	Purchase	500,000	33.00	American	16/03/2007	4.73%
OTC Call Option (basket))	Variation	121,212	33.00	European	20/01/2010	-

*** Date of the transactions: 22/12/06**

This information is hereby made public in compliance with Rule 8 of the Mergers and Acquisitions Code of the city of London.

Madrid, 27th December 2006

Additional communications regarding IBERDROLA's operation for ScottishPower.

Dear Sirs:

In relation to the operation announced by IBERDROLA, S.A. for ScottishPower, BBVA hereby communicates the IBERDROLA, S.A. share transactions on the indicated date and procedures in each particular case:

(I) Transactions on one's own account

Type of transaction	Number of shares	Price	Date
Purchase	18	33.05	27/12/2006
Purchase	1,200	33.15	27/12/2006
Purchase	4,972	33.07	27/12/2006
Sale	18	33.05	27/12/2006
Sale	111,415	33.25	27/12/2006
Sale	75	33.12	27/12/2006
Sale	9,884	33.00	27/12/2006
Sale	46,166	33.00	27/12/2006
Sale	3,563	33.04	27/12/2006
Sale	1,367	33.05	27/12/2006

Product name (*)	Type of transaction	Number of shares to which the option refers	Strike price	Class (American, European)	Maturity date	Price paid/received for the option
Futures	Purchase	1,200	32.93	MEFF	16/03/2007	-

- **Date of transactions: 27/12/06**

(II) Transactions made on the grounds of discretionary management of clients' / investors' funds

Type of transaction	Number of shares	Price	Date
PURCHASE	549	32.8	27/12/2006
SALE	2,110	33.09	27/12/2006
SALE	1,000	33.02	27/12/2006
SALE	1,000	33.01	27/12/2006

Product name (*)	Type of transaction	Number of shares to which the option refers	Strike price	Class (American, European)	Maturity date	Price paid/received for the option

This information is hereby made public in compliance with Rule 8 of the Mergers and Acquisitions Code of the city of London.

Madrid, 28th December 2006

Shareholdings in Other Listed Companies

IBERDROLA, S.A.

Company	% Direct Participation	% Indirect Participation	% Total	Filed with CNMV	Date of Communication
GAMESA CORPORACION TECNOLOGICA, S.A.	17,001	0,000	17,001	10/07/2006	06/07/2006

Accessed 22 January 2007



06 December 2006

FORM 8.1

DEALINGS BY OFFERORS, OFFEREE COMPANIES OR THEIR ASSOCIATES FOR THEMSELVES OR FOR DISCRETIONARY CLIENTS
(Rules 8.1(a) and (b)(i) of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	Sebastian Sergio Battaner Arias
Company dealt in	Iberdrola, S.A.
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary shares of €3.00 each
Date of dealing	5 December 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	13,500	(0.001)%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	13,500	(0.001)%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	117	33.95 Eur
Purchase	2,118	33.96 Eur
Purchase	1,265	33.97 Eur

(b) Derivatives transactions (other than options)

Product name,	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	06 December 2006
Contact name	Robert Skinner
Telephone number	+44 (0)207 678 5666
Name of offeree/offeror with which associated	Iberdrola, S.A.
Specify category and nature of associate status (Note 10)	Adviser to offeror

Notes

The Notes on Form 8.1 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

06 December 2006

FORM 8.1

DEALINGS BY OFFERORS, OFFEREE COMPANIES OR THEIR ASSOCIATES FOR THEMSELVES OR FOR DISCRETIONARY CLIENTS
(Rules 8.1(a) and (b)(i) of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	Victor Urrutia Vallejo
Company dealt in	Iberdrola, S.A.
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary shares of €3.00 each
Date of dealing	1 December 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	1,284,500	(0.14)%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	1,284,500	(0.14)%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	15,000	33.87 Eur
Purchase	15,000	33.90 Eur

(b) Derivatives transactions (other than options)

Product name,	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	06 December 2006
Contact name	Robert Skinner
Telephone number	+44 (0)207 678 5666
Name of offeree/offeror with which associated	Iberdrola, S.A.
Specify category and nature of associate status (Note 10)	Adviser to offeror

Notes

The Notes on Form 8.1 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

06 December 2006

FORM 8.1

DEALINGS BY OFFERORS, OFFEREE COMPANIES OR THEIR ASSOCIATES FOR THEMSELVES OR FOR DISCRETIONARY CLIENTS
(Rules 8.1(a) and (b)(i) of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	Jose Ignacio Sanchez Galan
Company dealt in	Iberdrola, S.A.
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary shares of €3.00 each
Date of dealing	29 November 2006 - 1 December 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	364,445	(0.04)%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	364,445	(0.04)%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	20,122	33.40 Eur
Purchase	4,000	33.42 Eur
Purchase	52,772	33.43 Eur
Purchase	12,820	33.48 Eur
Purchase	10,000	34.13 Eur
Purchase	10,000	33.77 Eur
Purchase	10,000	33.50 Eur
Purchase	7,000	33.71 Eur
Purchase	4,185	33.74 Eur
Purchase	6,000	33.80 Eur
Purchase	6,000	33.89 Eur
Purchase	6,000	33.92 Eur

(b) Derivatives transactions (other than options)

Product name,	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	06 December 2006
Contact name	Robert Skinner
Telephone number	+44 (0)207 678 5666
Name of offeree/offeror with which associated	Iberdrola, S.A.
Specify category and nature of associate status (Note 10)	Adviser to offeror

Notes

The Notes on Form 8.1 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

06 December 2006

FORM 8.1

DEALINGS BY OFFERORS, OFFEREE COMPANIES OR THEIR ASSOCIATES FOR THEMSELVES OR FOR DISCRETIONARY CLIENTS
(Rules 8.1(a) and (b)(i) of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	Juan Luis Arregui Ciarsolo
Company dealt in	Iberdrola, S.A.
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary shares of €3.00 each
Date of dealing	29 November 2006 - 30 November 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	18,410,200	(2.04)%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	18,410,200	(2.04)%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	1,000,000	33.34 Eur
Purchase	2,035,000	34.13 Eur

(b) Derivatives transactions (other than options)

Product name,	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	06 December 2006
Contact name	Robert Skinner
Telephone number	+44 (0)207 678 5666
Name of offeree/offeror with which associated	Iberdrola, S.A.
Specify category and nature of associate status (Note 10)	Adviser to offeror

Notes

The Notes on Form 8.1 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

11 December 2006

FORM 8.1

DEALINGS BY OFFERORS, OFFEREE COMPANIES OR THEIR ASSOCIATES FOR THEMSELVES OR FOR DISCRETIONARY CLIENTS
(Rules 8.1(a) and (b)(i) of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	Victor Urrutia Vallejo
Company dealt in	Iberdrola, S.A.
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary shares of €3.00 each
Date of dealing	7-8 December 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	1,314,500	(0.15)%		
(2) Derivatives (other than options)	—	—		
(3) Options and agreements to purchase/sell	—	—		
Total	1,314,500	(0.15)%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	15,000	33.52 Eur
Purchase	15,000	33.20 Eur

(b) Derivatives transactions (other than options)

Product name,	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	11 December 2006
Contact name	Robert Skinner
Telephone number	+44 (0)207 678 5666
Name of offeree/offeror with which associated	Iberdrola, S.A.
Specify category and nature of associate status (Note 10)	Adviser to offeror

Notes

The Notes on Form 8.1 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

14 December 2006

FORM 8.1

DEALINGS BY OFFERORS, OFFEREE COMPANIES OR THEIR ASSOCIATES FOR THEMSELVES OR FOR DISCRETIONARY CLIENTS
(Rules 8.1(a) and (b)(i) of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	José Orbegozo Arroyo
Company dealt in	Iberdrola, S.A.
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary shares of €3.00 each
Date of dealing	13 December 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	500,000	(0.06%)		
(2) Derivatives (other than options)	-	-		
(3) Options and agreements to purchase/sell	-	-		
Total	500,000	(0.06%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	10,000	33.27 Eur
Purchase	5,000	33.28 Eur
Purchase	10,000	33.29 Eur
Purchase	60,000	33.30 Eur

(b) Derivatives transactions (other than options)

Product name,	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	14 December 2006
Contact name	Jo Lyn Tan
Telephone number	+44 (0)207 678 5595
Name of offeree/offeror with which associated	Iberdrola, S.A.
Specify category and nature of associate status (Note 10)	Adviser to offeror

Notes

The Notes on Form 8.1 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

18 December 2006

FORM 8.1

DEALINGS BY OFFERORS, OFFEREE COMPANIES OR THEIR ASSOCIATES FOR THEMSELVES OR FOR DISCRETIONARY CLIENTS
(Rules 8.1(a) and (b)(i) of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	José Sainz Armada
Company dealt in	Iberdrola, S.A.
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary shares of €3.00 each
Date of dealing	15 December 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	26,500	(0.0001)%		
(2) Derivatives (other than options)	—	—		
(3) Options and agreements to purchase/sell	—	—		
Total	26,500	(0.0001)%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)
Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	1,013	33.48 Eur

(b) Derivatives transactions (other than options)

Product name,	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	18 December 2006
Contact name	Jo Lyn Tan
Telephone number	+44 (0)207 678 5595
Name of offeree/offeror with which associated	Iberdrola, S.A.
Specify category and nature of associate status (Note 10)	Adviser to offeror

Notes

The Notes on Form 8.1 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

19 December 2006

FORM 8.1

DEALINGS BY OFFERORS, OFFEREE COMPANIES OR THEIR ASSOCIATES FOR THEMSELVES OR FOR DISCRETIONARY CLIENTS
(Rules 8.1(a) and (b)(i) of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	Lucas María de Oriol López-Montenegro
Company dealt in	Iberdrola, S.A.
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary shares of €3.00 each
Date of dealing	13 December 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	175,583	(0.0003)%		
(2) Derivatives (other than options)	—	—		
(3) Options and agreements to purchase/sell	—	—		
Total	175,583	(0.0003)%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	3,000	33.27 Eur

(b) Derivatives transactions (other than options)

Product name,	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	19 December 2006
Contact name	Robert Skinner
Telephone number	+44 (0)207 678 5666
Name of offeree/offeror with which associated	Iberdrola, S.A.
Specify category and nature of associate status (Note 10)	Adviser to offeror

Notes

The Notes on Form 8.1 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

27 December 2006

FORM 8.1

DEALINGS BY OFFERORS, OFFEREE COMPANIES OR THEIR ASSOCIATES FOR THEMSELVES OR FOR DISCRETIONARY CLIENTS
(Rules 8.1(a) and (b)(i) of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	Victor Urrutia Vallejo
Company dealt in	Iberdrola, S.A.
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary shares of €3.00 each
Date of dealing	22 December 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	1,316,717	(0.15)%		
(2) Derivatives (other than options)	-	-		
(3) Options and agreements to purchase/sell	-	-		
Total	1,316,717	(0.15)%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	2,217	32.80 Eur

(b) Derivatives transactions (other than options)

Product name,	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	27 December 2006
Contact name	Maarten Weehuizen
Telephone number	+44 (0)207 678 5803
Name of offeree/offeror with which associated	Iberdrola, S.A.
Specify category and nature of associate status (Note 10)	Adviser to offeror

Notes

The Notes on Form 8.1 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk



27 December 2006

FORM 8.1

AMENDMENT – NUMBER OF SHARES
DEALINGS BY OFFERORS, OFFEREE COMPANIES OR THEIR ASSOCIATES
FOR THEMSELVES OR FOR DISCRETIONARY CLIENTS
(Rules 8.1(a) and (b)(i) of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	Lucas María de Oriol López-Montenegro
Company dealt in	Iberdrola, S.A.
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary shares of €3.00 each
Date of dealing	13 December 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	179,733	(0.0003%)		
(2) Derivatives (other than options)	-	-		
(3) Options and agreements to purchase/sell	-	-		
Total	179,733	(0.0003%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/Sale	Number of securities	Price per unit (Note 5)
Purchase	3,000	33.27 Eur

(b) Derivatives transactions (other than options)

Product name,	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	27 December 2006
Contact name	Maarten Weehuizen
Telephone number	+44 (0)207 678 5803
Name of offeree/offeror with which associated	Iberdrola, S.A.
Specify category and nature of associate status (Note 10)	Adviser to offeror

28 December 2006

FORM 8.1

DEALINGS BY OFFERORS, OFFEREE COMPANIES OR THEIR ASSOCIATES FOR THEMSELVES OR FOR DISCRETIONARY CLIENTS
(Rules 8.1(a) and (b)(i) of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	Victor Urrutia Vallejo
Company dealt in	Iberdrola, S.A.
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary shares of €3.00 each
Date of dealing	27 December 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	1,388,500	(0.15)%		
(2) Derivatives (other than options)	—	—		
(3) Options and agreements to purchase/sell	—	—		
Total	1,388,500	(0.15)%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	2,783	32.80Eur
Purchase	14,698	33.00Eur
Purchase	24,214	33.03Eur
Purchase	8,811	33.09Eur
Purchase	21,277	33.15Eur

(b) Derivatives transactions (other than options)

Product name,	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

IBERDROLA, S.A.

BOARD MEMBERS

NAME	% Direct Participation	% Indirect Participation	% Total	Filed With CNMV	Date of Communication
ALVAREZ ISASI,RICARDO	0,006	0,119	0,125	06/11/2006	06/11/2006
ARREGUI CIARSOLO,JUAN LUIS	0,000	2,042	2,042	01/12/2006	01/12/2006
BATTANER ARIAS,SEBASTIAN SERGIO	0,001	0,000	0,001	13/12/2006	07/12/2006
BERROETA ECHEVARRIA,JOSE IGNACIO	0,000	0,004	0,004	10/01/2007	08/01/2007
DE IRALA ESTEVEZ,XABIER	0,005	0,000	0,005	10/01/2007	08/01/2007
DE MIGUEL AYNAT,JULIO	0,005	0,000	0,005	06/09/2005	30/08/2005
DE ORIOL E IBARRA,IÑIGO VICTOR	0,000	0,000	0,000	04/05/2006	26/04/2006
MACHO STADLER,INES	0,001	0,000	0,001	16/01/2007	08/01/2007
MEDEL CAMARA,BRAULIO	0,001	0,000	0,001	10/01/2007	08/01/2007
ORBEGOZO ARROYO,JOSE PABLO	0,003	0,053	0,056	14/12/2006	13/12/2006
ORIOL LOPEZ MONTENEGRO,LUCAS MARIA	0,002	0,018	0,020	11/01/2007	11/01/2007
PLA ROYO,JOSE CARLOS	0,000	0,000	0,000	10/01/2007	08/01/2007
SANCHEZ GALAN,JOSE IGNACIO	0,023	0,018	0,041	10/01/2007	08/01/2007
URRUTIA VALLEJO,VICTOR	0,059	0,108	0,167	11/01/2007	11/01/2007
YBARRA ZUBIRIA,MARIANO	0,004	0,003	0,007	17/11/2006	16/11/2006

OTHER SHAREHOLDERS

Name	% Direct Participation	% Indirect Participation	% Total	Filed with CNMV	Date of Communication
ACS, ACTIVIDADES DE CONSTRUCCION Y SERVICIOS, S.A.	0,000	10,000	10,000	03/10/2006	03/10/2006
BANCO BILBAO VIZCAYA ARGENTARIA, S.A.	4,902	0,558	5,460	09/05/2005	29/04/2005
BILBAO BIZKAIA KUTXA, AURREZKI KUTXA ETA BAHITETXEA	5,010	0,000	5,010	22/05/2000	15/05/2000
RESIDENCIAL MONTECARMELO, S.A.	10,000	0,000	10,000	03/10/2006	03/10/2006

Accessed 22 January 2007

AGREEMENT OF THE COUNCIL OF MINISTERS, by which, in accordance with the provisions in section b) of article 17 of the Law 16/1989 of 17 July for the Defence of Competition, it decides, subject to compliance with conditions, the approval of the economic concentration operation, consisting of the exclusive takeover of ENDESA, S.A. by GAS NATURAL SDG, S.A.

The Second Vice-President of the Government and the Minister of Economy and Finance propose the following Agreement to the Council of Ministers:

WHEREAS the notification given to the Service for the Defence of Competition by GAS NATURAL SDG, S.A., in accordance with the provision in part 1 of article 15 of Law 16/1989 of 17 July for the Defence of Competition, relating to the economic concentration operation, consisting of the exclusive takeover of ENDESA, S.A. by GAS NATURAL SDG, S.A. via a public tender offer for all of its capital stock, which notification gave rise to the Service's dossier N-05082.

WHEREAS the Service for the Defence of Competition proceeded to the study of the aforementioned dossier, raising a proposal, accompanied by a report to the Second Vice-President of the Government and the Minister of Economy and Finance who, pursuant to article 15 of the aforementioned Law 16/1989, resolved to send the dossier to the Court for the Defence of Competition. WHEREAS the National Energy Commission has issued a report in which, taking account of the horizontal, vertical and conglomerate effects of the operation in the different markets, it recommended to the Government the authorization of the operation, subject to various, essentially structural, conditions, to compensate all the detected effects. WHEREAS the Court for the Defence of Competition, following a study of the aforementioned dossier, has issued a report in which, taking into account the damage that the operation could cause on competition, and after evaluating the possible compensatory elements of the acknowledged restrictions, it considered it appropriate to declare the announced operation inadmissible. WHEREAS, pursuant to article 17 of Law 16/1989, it is incumbent on the Government, by proposal of the Minister of Economy and Finance, to decide on the admissibility of the economic concentration operation concerned, subjecting its approval to the observance of conditions. IN VIEW OF the applicable regulations. THE COUNCIL OF MINISTERS, by proposal of the Second Vice-President of the Government and the Minister of Economy and Finance, AGREE: In accordance with the provisions in section b) of article 17 of the Law 16/1989 of 17 July for the Defence of Competition, to subject the approval of the economic concentration operation, consisting of the exclusive takeover of ENDESA, S.A. by GAS NATURAL SDG, S.A., on the fulfilment of the following conditions:

First – GAS NATURAL will release onto the market an annual quantity of natural gas, equal to that imported into the Spanish market by ENDESA in 2005.

Second – GAS NATURAL will release onto the market the annual excess of the SAGANE I contract over the quantity necessary to guarantee the tariff supply, with a maximum of 1bcm, that will be allocated in monthly quantities with an annual horizon.

Third – a) The allocation of the gas, in accordance with the first and second conditions, will take place via a public call for tenders, in which any operator may bid that can provide evidence of satisfying the requirements set out in condition sixteen.

b) The release of gas corresponding to the first and second conditions will be carried out over three years, starting from 2007 inclusive. The first call for tenders will be made prior to 31 December 2006.

c) The National Energy Commission will set the exact terms of the procedure for the call for tenders within three months following the adoption of the present Agreement by the Council of Ministers. In any event, the call for tenders will guarantee the transparent and non-discriminatory application by any present or potential bidder involved in the natural gas market in Spain. The conditions of the corresponding gas supply contracts will be in line with the usual practices of the Spanish market.

d) As a result of the call for tenders, GAS NATURAL will supply the corresponding quantity of gas to the selected tenderer via any of the entry points to the Spanish peninsula's system.

e) Determination of the minimum starting price for bids will be based on the corresponding, effective gas supply cost. Pursuant to the second condition, the price that GAS NATURAL receives as payment for the purchased gas during the two first years will correspond with the price in the SAGANE I contract. GAS NATURAL will apply any excess above said price, resulting from the tender, to increasing the planned investments for the improvement of the infrastructures for gas storage, transport networks and energy distribution.

Fourth – GAS NATURAL will proceed with the sale of the ENDESA, S.A. shares in the SAGGAS S.A. and REGANOSA S.A. companies.

Five – GAS NATURAL will sell any direct or indirect shareholding stake in ENGENAS S.A. that exceeds 1% and cannot have any representative in the administration council of said company.

Six – GAS NATURAL will sell electricity power plants with an installed capacity on the Spanish peninsula equivalent to 4300MW of removable generation sources with a remaining useful life of at least 10 years, which will include a minimum of 400MW in both Catalunya and Andalucia. In particular, it must transfer power plants with combined cycle or pondage system with an installed capacity equivalent to 1200 MW.

Seven – Over a period of two years, starting from the implementation of the concentration operation, GAS NATURAL will not be able to acquire from third-parties, directly or indirectly, any combined cycle electricity-generating power plant that is functioning or under trials.

Eight – GAS NATURAL will grant a right to unilateral cancellation without penalization to its current clients for the provision of natural gas, for combined cycle generation.

Nine – GAS NATURAL will sell the equivalent amount to its retail supply business at a free price (retail) of electricity and to ENDESA's gas retail business. For this purpose, the corresponding assets and contracts will be divested into one company, at least, that combines all of the requirements provided for in condition sixteen.

Ten – GAS NATURAL will sell any direct or indirect shareholding stakes that it holds in any independent competitor in the gas and electricity retail business. Specifically, it will transfer its share in Naturgas Energía Grupo, S.A. (formerly Naturcorp Multiservicios, S.A.) and in Gas Natural de Álava, S.A.

Eleven – GAS NATURAL will sell natural gas distribution assets that incorporate complete networks and tariff supply contracts with a minimum of 1,500,000 supply points, giving rise to at least two new operators with a minimum of 250,000 supply points each.

Twelfth – Within six months from the implementation of the concentration operation, GAS NATURAL will hand over to a company or entity independent of any energy supply activity, the capacity to formalize the changes of supplier that take place on behalf of those electricity and natural gas customers, at both tariff and free market prices, whose supply points are in zones where the implementation of the operation will lead to the overlap of electricity and natural networks under GAS NATURAL's control.

To fulfil this condition, it will be essential to make available to this company or independent entity, responsible for managing the changes of supplier, the databases referred to in article 43 of the Royal Decree 1434/2005 of 27 December, which regulate the transport, distribution, marketing, supply activities and procedures for the authorization of natural gas installations, and those in article 7 of the Royal Decree 1435/2005 of 27 December, which regulate the basic conditions of the contracts for purchasing energy and for access to the low-voltage networks.

Thirteen – GAS NATURAL must adapt its structure in order to ensure the functional separation between the regulated and non-regulated businesses. In particular, GAS NATURAL will guarantee the functional separation of the distribution network and retail supply businesses.

Fourteen – For the purposes of the previous conditions, it will be understood that GAS NATURAL is made up of GAS NATURAL SDG S.A. and the companies under its control.

Fifteen – The assets divested in application of the abovementioned conditions must be transferred, together with the contracts, staff and other material and immaterial resources necessary for their adequate autonomous functioning. In this case, the corresponding gas supply contracts will be included, as well as the

supply contracts with customers at free or tariff price. In regard to the combined cycle power stations referred to in the sixth condition, GAS NATURAL will offer the supply of gas necessary for its operation during the two years following the transfer of these power stations, in conditions equivalent to the conditions existing prior to the concentration operation.

Sixteen – The transfer of the assets to disinvest in accordance with the aforementioned conditions will be subject, following a report from the National Energy Commission, to the prior authorization of the Service for Defence of Competition, which will evaluate the competence of the buyer proposed by GAS NATURAL, agreeing to fulfil the following requirements:

a) To be a viable, existing or potential bidder, with no links whatsoever to GAS NATURAL.

b) To have financial resources unconnected to the seller, the proven experience and incentive to maintain and develop the transferred activity. In particular, the buyer must be in condition to guarantee the fulfilment of the requirements set out in the applicable, sectorial regulations, to carry out the corresponding activity and to assume the original strategic plans of the corresponding networks.

c) To not create new problems of competition or cause risks that will delay the application of the agreement. This condition is understood without prejudice to the authorizations that may result as mandatory in application of the regulations currently in force and, particularly, of those that derive, in this case, from the control of the business concentrations on behalf of the corresponding competition authorities.

Seventeen – The transfer of assets provided for in the previous conditions will be carried out in accordance with the timetable shown below, which will start to count from the moment the concentration operation is implemented via the takeover of ENDESA:

a) GAS NATURAL will have a confidential deadline in which to conclude purchase and sales agreements for said assets with third-party operators. Said purchases and sales may be agreed under the conditions that the parties freely negotiate, whenever that does not include the exchange of assets in Spain.

b) If GAS NATURAL has not managed to achieve the condition corresponding to the term of the deadline set out in the previous section, a mandate will be awarded to an independent third-party to proceed with the divestment (divestment trustee) with the purpose of subscribing the corresponding purchase and sales agreements in a confidential maximum deadline. In accordance with the provisions in condition six with reference to the sale of electricity generation assets, GAS NATURAL will transfer power plants with an installed capacity equivalent to 2800MW, including the power stations in Catalunya and Andalucia, in accordance with the timetable set out in the previous points a) and b). The assets equivalent to the additional 1500MW must be sold via a similar process and according to the deadlines set out in sections a) and b) above, which will be counted from the end of the maximum deadline provided for in these same sections. It will be understood that the corresponding condition has been fulfilled when GAS NATURAL has signed a

purchase or sales contract that is solely subject to the suspensive condition of the buyer's approval, pursuant to the provision in condition sixteen, to the detailed legal and technical examination of the assets and, in this case, to the mandatory authorities in application of the current regulations. If some circumstance arises that delays the effective execution of the divestments set out in the previous conditions, GAS NATURAL will immediately inform the Service for the Defence of Competition. On the request of GAS NATURAL and following a report from the National Energy Commission, the Council of Ministers may agree to an extension of the maximum deadlines for the divestment, in respect of the concurrent conditions set out in this condition. Where the proposed purchase or sale is subject to concentrations control and the corresponding competition authorities do not authorise it, the Service for the Defence of the Competition may agree, in regards of the concurrent circumstances, that the corresponding assets are sold by the trustee for divestment in accordance with the provisions in section b) of this condition.

Eighteen – During the transition period between the acquisition of the control of ENDESA by GAS NATURAL and the effective transfer of the assets set out in the previous conditions, GAS NATURAL will abstain from adopting decisions that could jeopardize the autonomous management and the guarantee of the retention value of these assets. Also, GAS NATURAL, will not have access to the sensitive information relating to ENDESA's assets that are included in the divestment package.

With the aim of guaranteeing the fulfilment of this condition, the Government will nominate an independent administrator of the assets to divest, by proposal of GAS NATURAL and the previous report by the National Energy Commission. This administrator will be paid by GAS NATURAL, where the structure of the corresponding payment cannot jeopardize the independency and efficiency of said administrator in the fulfilment of their duties.

Nineteen – Within a month from the date of this Agreement by the Council of Ministers, GAS NATURAL SDG, S.A. must present a detailed, confidential plan of actions and deadlines for the implementation of the conditions contained within, to the Service for the Defence of Competition. The Action Plan will contain a concrete proposal for the appointment and mandate to the trustee of the divestment set out in section b) of condition seventeen, as well as the procedure to nominate the independent administrator of condition eighteen. In any event, adequate guarantees must be set in regards to the access to sensitive commercial information regarding the assets to divest that were not controlled by GAS NATURAL prior to the concentration operation.

Within the maximum period of one month, said plan must be approved, following the report of the National Energy Commission, by the Service for the Defence of the Competition, which may introduce the modifications it considers appropriate for the adequate fulfilment of the conditions in this Agreement. GAS NATURAL will supply to the Service of the Defence of the Competition, to the independent administrator and to the trustee of the divestment, all of the relevant information for the adequate exercise of their functions. In particular, in relation to the asset

transfer process, GAS NATURAL will inform the Service for the Defence of Competition, at least once a month, of the contacts and negotiations with potential purchasers of the assets to divest and will supply a rough draft of the purchase and sales contract as well as a report about the potential purchaser, which contains all the relevant information in order to fulfil the requirements contained in condition sixteen.

Twenty - By virtue of article 18.3 of the Law 16/1989, of 17 July, about Defence of Competition, the Service for the Defence of Competition is entrusted with the monitoring of the execution and fulfilment of this Agreement of the Council of Ministers, counting on the cooperation of the National Energy Commission to achieve this. Similarly, the Service may request information from, or demand actions by, the trustee of the divestment, as provided for in condition seventeen, and of the independent administrator of the assets to divest during the transitional period set out in condition eighteen.

This Agreement understands without prejudice of the authorizations may be mandatory in application of the current regulations. Also, it understands without prejudice of the provision by the National Energy Commission in its resolution of 8 November 2005, ruled in application of function 14 of the Additional Resolution XI, of the Law 34/1998 of 7 October of the Hydrocarbons sector.

IMPORTANT INFORMATION

This communication does not constitute an offer to purchase, sell or exchange or the solicitation of an offer to purchase, sell or exchange any securities or the solicitation of any vote or approval with respect to the proposed acquisition by Iberdrola S.A. of ScottishPower plc (the "Acquisition"), nor shall there be any purchase, sale or exchange of securities or such solicitation in any jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction.

If and when Iberdrola S.A. commences the Acquisition for the ordinary shares of ScottishPower plc and the Acquisition is implemented by way of a scheme of arrangement under the U.K. Companies Act 1985, as amended (the "Scheme"), any securities of Iberdrola S.A. will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), but will be issued in reliance on the exemption provided by Section 3(a)(10) thereof, and ScottishPower plc will furnish the acquisition document to the SEC under cover of a Form 6-K. If and when Iberdrola S.A. determines to commence the Acquisition by way of a takeover offer under The City Code on Takeovers and Mergers of the United Kingdom (the "Offer") rather than the Scheme, Iberdrola S.A. will, to the extent that the shares issued in connection with the proposed Acquisition are required to be registered in the United States, file a registration statement on Form F-4, which will include a prospectus, with the United States Securities and Exchange Commission ("SEC"). **Investors are strongly advised to read the documents that will be made available to them, including the registration statement and prospectus, if and when available, and any other relevant documents made available to them and/or the SEC or other applicable regulatory authorities, as well as any amendments or supplements to those documents, because they will contain important information regarding Iberdrola S.A., ScottishPower plc, the Acquisition and any Offer. ScottishPower shareholders should also read the related solicitation/recommendation statement on Schedule 14D-9 that may be filed with the SEC by ScottishPower relating to the Acquisition.** If and when filed, investors may obtain free copies of the registration statement, the prospectus as well as other relevant documents filed with the SEC, at the SEC's web site at www.sec.gov and will receive information at an appropriate time on how to obtain these transaction-related documents for free from the parties involved or a duly appointed agent.

The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. To the fullest extent permitted by applicable law, the companies involved in the proposed Acquisition disclaim any responsibility or liability for the violation of such restrictions by any person.
The shares to be issued in connection with the proposed Acquisition may not be offered or sold in the United States except pursuant to an effective registration statement under the Securities Act or pursuant to a valid exemption from registration.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking information and statements about ScottishPower plc and Iberdrola S.A. and their combined businesses after completion of the proposed Acquisition. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words "expects," "anticipates," "believes," "intends," "estimates" and similar expressions. Although the managements of ScottishPower plc and Iberdrola S.A. believe that the expectations reflected in such forward-looking statements are reasonable, investors and holders of ScottishPower plc and Iberdrola S.A. shares are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of ScottishPower plc and Iberdrola S.A., that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public documents sent by ScottishPower plc and Iberdrola S.A. to the *Comisión Nacional del Mercado de Valores* and under "Risk Factors" in the annual report on Form 20-F for the year ended March 31, 2006 filed by ScottishPower plc with the SEC on June 30, 2006. Except as required by applicable law, neither ScottishPower plc nor Iberdrola S.A. undertakes any obligation to update any forward-looking information or statements.


IBERDROLA


ScottishPower

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO THE SAME WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION

FOR IMMEDIATE RELEASE

28 November 2006

RECOMMENDED CASH AND SHARE OFFER
FOR
SCOTTISH POWER PLC
BY
IBERDROLA, S.A.

Summary

- The Board of Iberdrola, S.A. (**"Iberdrola"**) is pleased to announce that it has secured the unanimous recommendation of the Board of Scottish Power plc (**"ScottishPower"**) of the terms of an Offer for the acquisition of ScottishPower by Iberdrola and/or a wholly owned subsidiary of Iberdrola (the **"Offer"**).

- Under the terms of the Offer, ScottishPower Shareholders will receive 400 pence (Euro 5.90) in cash and 0.1646 of a New Iberdrola Share, for every ScottishPower Share.

- ScottishPower ADS Holders will receive 1600 pence (Euro 23.61) in cash and 0.6584 of a New Iberdrola Share, for every ScottishPower ADS.

- Before the Effective Date, ScottishPower will declare a special dividend of 12 pence (Euro 0.18) (the **"Special Dividend"**) for every ScottishPower Share (which will amount to 48 pence (Euro 0.71) for every ScottishPower ADS) payable to ScottishPower Shareholders on the register of ScottishPower on the Scheme Record Date and will be paid shortly after the Effective Date.

- The Offer values each ScottishPower Share at 777 pence (Euro 11.47) and the entire issued ordinary share capital of ScottishPower at approximately £11.6 billion (Euro 17.1 billion) (inclusive of the Special Dividend) (based on the Closing Price of an Iberdrola Share on 27 November 2006 of Euro 32.75 and on an exchange rate of Euro 1.4755: £1).

- Under the terms of the Offer ScottishPower Shareholders will:

  - receive approximately 53.0 per cent. of the consideration in the form of cash, including the Special Dividend; and

- retain an ongoing investment in the Enlarged Iberdrola Group.

- The Offer will include a Mix and Match Facility, allowing ScottishPower Shareholders to elect to vary the proportions of cash and New Iberdrola Shares they receive, subject to the elections made by other ScottishPower Shareholders.

- A Loan Note Alternative will also be offered (other than to ScottishPower Shareholders in Loan Note Restricted Jurisdictions and US resident holders of ScottishPower Shares or ScottishPower ADS Holders).

- The New Iberdrola Shares to be issued are expected to represent approximately 21.4 per cent. of the issued share capital of Iberdrola as enlarged by the acquisition of the ScottishPower Group.

- Established over 100 years ago, Iberdrola is a leading European utility, headquartered in Spain, with business operations in gas and electricity across 28 countries. As of 30 September 2006 it was also one of the world's leading producers of wind energy. In the financial year ended 31 December 2005 it reported total revenues of £7,955 million (Euro 11,738 million) and profit from operations of £1,533 million (Euro 2,262 million).

- ScottishPower is an international energy company, involved in the business of electricity transmission and distribution services in the UK, the supply of electricity and gas services to homes and businesses across the UK and has electricity generation and gas storage facilities in the UK and North America. In the financial year ended 31 March 2006 it reported total revenues of £5,446 million (Euro 8,036 million) and an operating profit of £870 million (Euro 1,283 million) from continuing operations.

- Iberdrola believes the combination with ScottishPower is strategically attractive, creating a leading European integrated utilities group with a broad geographical presence and a strong platform for future growth:

    - the third largest European utility company with a pro forma Enterprise Value of £43.2 billion (Euro 63.8 billion);

    - aggregate installed generation capacity on a pro forma basis of 36,603 MW and 21.4 million electricity points of supply as at 30 September 2006;

    - 5,707 MW of installed wind generation capacity and 333 MW of installed small hydro generation capacity on a pro-forma basis making the combined Group the leading global renewable energy company;

- annual pre-tax operating cost savings of at least £88 million (Euro 130 million)[1] and average annual capital expenditure savings of £30 million (Euro 44 million).[1]

- The proposed acquisition is expected to be immediately earnings enhancing.[2]

- Iberdrola attaches great value to the skills and experience of the business management and employees of ScottishPower. They will be critical to the success of the Enlarged Iberdrola Group and Iberdrola fully expects that they will continue to play a vital role in the business going forward.

- It is intended that the Offer will be made by Iberdrola and/or a wholly owned subsidiary of Iberdrola, and will be implemented by way of a scheme of arrangement under section 425 of the Act.

- The Offer is conditional on, among other things, the approval of both companies' shareholders. In addition to the sanction of the Court, to become effective, the Scheme also requires, amongst other things, the approval of a majority in number representing 75 per cent. or more in value of the relevant ScottishPower Shareholders present and voting in person or by proxy at the Court Meeting and the passing of the ScottishPower EGM Resolution at the ScottishPower EGM. The approval of certain regulatory authorities, including the European Commission, the US Federal Energy Regulatory Commission and US state regulatory commissions or authorities will also be required. In addition, all applicable waiting periods under the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the regulations thereunder, and the Exon-Florio provision of the Defence Production Act of 1950, as amended by Section 5021 of the Omnibus Trade and Competitiveness Act of 1988, will need to have expired.

- The ScottishPower Board, which has been so advised by Morgan Stanley & Co. Limited, consider the terms of the Offer to be fair and reasonable. In providing advice to the ScottishPower Board, Morgan Stanley & Co. Limited has taken into account the commercial assessments of the ScottishPower Board.

- Accordingly, the ScottishPower Board unanimously recommends that ScottishPower Shareholders vote in favour of the Scheme at the Court Meeting and the ScottishPower EGM as they have undertaken to do in respect of their own beneficial holdings of ScottishPower Shares, representing as at the date of this announcement, in aggregate, approximately 0.1 per cent. of the existing ScottishPower Shares.

- The Scheme will be put to ScottishPower Shareholders at the Court Meeting and at the ScottishPower EGM, which will be convened in due course. It is expected that the Scheme Document will be posted to ScottishPower Shareholders in March 2007 and that, subject to the satisfaction of the Conditions, the Scheme will become Effective during April 2007.

---

[1] The expected cost savings have been calculated on the basis of the existing cost and operating structures of the current Iberdrola Group and ScottishPower Group. These statements of estimated cost savings relate to future actions and circumstances which by their nature involve risks, uncertainties, contingencies and other factors. As a result, the cost savings referred to may not be achieved, or those achieved may be materially different from those estimated.

[2] This statement does not constitute a profit forecast and should not be interpreted to mean that earnings for the year to 31 December 2007 or any subsequent financial period would necessarily be greater than those for any preceding financial period.

Commenting on today's announcement, Ignacio Galán, Chairman and CEO of Iberdrola, said:

"The proposed integration of ScottishPower with Iberdrola is fully in line with our respective strategies. It will create Europe's third largest utility; it will create value for both our companies; and it will be very positive for employees and consumers, who will benefit from the competitive advantages of the new group. We will be able to achieve near term synergies and access economies of scale in the medium and long term through common systems and processes. The new group will be well positioned for the future European energy market and will enjoy a strong growth platform in Spain, the United Kingdom, Continental Europe, North America and the global market, particularly in renewable energy, a sector in which it will be a world leader. All of this will be positive for all our stakeholders."

Philip Bowman, CEO of ScottishPower, said:

"While ScottishPower has demonstrated strong performance across all its businesses over the past 12 months, consolidation activity has resulted in massive change within the European utilities landscape. ScottishPower needs to expand its geographical presence, diversify operating risks, achieve greater economies of scale and have the financial strength to invest in substantially larger infrastructure projects over coming years. This transaction achieves these objectives without the adverse social consequences for employees that would be likely in most other merger scenarios. The combination of the two businesses will enable ScottishPower to compete on a global scale in an increasingly competitive environment and the terms offered by Iberdrola provide an attractive price for ScottishPower Shareholders and allow shareholders the opportunity to maintain an interest in the Enlarged Iberdrola Group."

Iberdrola will host a conference call and webcast for analysts in Spain at 09.30 (CET) today to discuss this announcement. The dial-in numbers are +34 91 789 5117 (this call will be in Spanish), +34 91 789 2387 (this call will have an English translation) and +44 207 107 0685 (this call will have an English translation). The webcast URL is www.iberdrola.com.

This summary should be read in conjunction with the full text of the following announcement and the Appendices to it.

Appendix I sets out the Conditions and certain further terms of the Scheme. Appendix II sets out the bases and sources of certain of the information contained in this announcement. Appendix III contains the definitions of certain terms used in this announcement.

Iberdrola's financial adviser is ABN AMRO Corporate Finance Limited; Allen & Overy LLP, Uría Menéndez, Milbank, Tweed, Hadley & McCloy LLP, Latham & Watkins, CMS Albiñana & Suárez de Lezo and Dickson Minto W.S. are providing legal advice. ScottishPower's financial adviser is Morgan Stanley & Co. Limited; Linklaters, Sullivan & Cromwell LLP, Garayar Asociados and Shepherd & Wedderburn LLP are providing legal advice.

Enquiries:

Iberdrola, S.A.

Ignacio Cuenca	Tel: +34 91 784 2743
María Dolores Herrera	Tel: +34 91 784 2670

ABN AMRO Corporate Finance Limited (Financial adviser to Iberdrola, S.A.)

Tom Willett	Tel: +44 (0) 20 7678 8000
Simon Wilde	Tel: +44 (0) 20 7678 8000
Richard Walker	Tel: +44 (0) 20 7678 8000
Enrique Namey	Tel: +34 91 423 6900

Hoare Govett Limited (Broker to the Offer)

Paul Nicholls	Tel: +44 (0) 20 7678 8000
Neil Collingridge	Tel: +44 (0) 20 7678 8000
Sara Hale	Tel: +44 (0) 20 7678 8000

Citigate Dewe Rogerson (PR adviser to Iberdrola, S.A.)

Anthony Carlisle	Tel: +44 (0) 7973 611 888
Laure Lagrange	Tel: +44 (0) 7768 698 731

Scottish Power plc

Investor Relations: Peter Durman	Tel: +44 (0) 141 636 4527
Media Relations: Colin McSeveny	Tel: +44 (0) 141 636 4515

Morgan Stanley & Co. Limited (Financial adviser to Scottish Power plc)

Simon Robey	Tel: +44 (0) 20 7425 8000
Jonathan Grundy	Tel: +44 (0) 20 7425 8000
Iain Smedley	Tel: +44 (0) 20 7425 8000
Johan Hueffer	Tel: +44 (0) 20 7425 8000

Morgan Stanley & Co. International Limited (Joint broker to Scottish Power plc)

Alisdair Gayne	Tel: +44 (0) 20 7425 8000
Jon Bathard-Smith	Tel: +44 (0) 20 7425 8000

JPMorgan Cazenove Limited (Joint broker to Scottish Power plc)

David Mayhew	Tel: +44 (0) 20 7588 2828
Edmund Byers	Tel: +44 (0) 20 7588 2828
Barry Weir	Tel: +44 (0) 20 7588 2828
Matthew Lawrence	Tel: +44 (0) 20 7588 2828

Cardew Group. (PR adviser to Scottish Power plc)

Anthony Cardew	Tel: +44 (0) 20 7930 0777
Rupert Pittman	Tel: +44 (0) 20 7930 0777

Each of ABN AMRO Corporate Finance Limited and Hoare Govett Limited, which are authorised and regulated in the United Kingdom by the Financial Services Authority, are acting exclusively for Iberdrola and no one else in connection with the Offer and will not be responsible to anyone other than Iberdrola for providing the protections afforded to the clients of ABN AMRO Corporate Finance Limited or Hoare Govett Limited nor for providing advice in relation to the Offer or any matter or arrangement referred to in this announcement.

Each of Morgan Stanley & Co. Limited and Morgan Stanley & Co. International Limited are acting exclusively for ScottishPower and no one else in connection with the Offer and will not be responsible to anyone other than ScottishPower for providing the protections afforded to their clients nor for providing advice in relation to the Offer or any matter or arrangement referred to in this announcement.

JP Morgan Cazenove Limited is acting exclusively for ScottishPower and no one else in connection with the Offer and will not be responsible to anyone other than ScottishPower for providing the protections afforded to its clients nor for providing advice in relation to the Offer or any matter or arrangement referred to in this announcement.

Further Information on the Offer

The release, publication or distribution of this announcement in jurisdictions other than the United Kingdom may be restricted by law and therefore any persons who are subject to the laws of any jurisdiction other than the United Kingdom should inform themselves about, and observe, any applicable restrictions.

Any failure to comply with the applicable restrictions may constitute a violation of the securities laws of any such jurisdiction. To the fullest extent permitted by applicable law, the companies involved in the proposed Offer disclaim any responsibility or liability for the violation of such restrictions by any person.

This announcement has been prepared for the purposes of complying with English law, the Listing Rules, the rules of the London Stock Exchange and the City Code and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws and regulations of any jurisdiction outside of the United Kingdom.

This announcement does not constitute an offer to purchase, sell or exchange or the solicitation of an offer to purchase, sell or exchange any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the Offer or otherwise, nor shall there be any purchase, sale or exchange of securities or such solicitation in any jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction.

This announcement does not constitute a prospectus or prospectus equivalent document. ScottishPower Shareholders are advised to read carefully the formal documentation in relation to the Offer once the Scheme Document has been despatched.

The availability of the New Iberdrola Shares, the Mix and Match Facility and the Loan Note Alternative

under the terms of the Offer to persons who are not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions in which they are located. Persons who are not resident in the United Kingdom should inform themselves of, and observe, any applicable requirements. Further details in relation to Overseas Persons who are ScottishPower Shareholders will be contained in the Scheme Document.

The Iberdrola Shares and any Loan Notes to be issued in connection with the proposed Offer may not be offered or sold in the United States except pursuant to an effective registration statement under the US Securities Act or pursuant to a valid exemption from registration.

To the extent that the Offer is effected by way of the Scheme, the New Iberdrola Shares to be issued to ScottishPower Shareholders under the terms of the Scheme have not been, and will not be, registered under the US Securities Act, or under the securities laws of any state, district or other jurisdiction of the United States, or of Canada, Australia or Japan and no regulatory clearances in respect of the New Iberdrola Shares have been, or will be, applied for in any jurisdiction. It is expected that the New Iberdrola Shares will be issued in reliance upon the exemption from the registration requirements of the US Securities Act provided by Section 3(a)(10) thereof. Under applicable US securities laws, ScottishPower Shareholders who are or will be deemed to be 'affiliates' of ScottishPower or Iberdrola prior to, or of Iberdrola after, the Effective Date will be subject to certain transfer restrictions relating to the New Iberdrola Shares received in connection with the Scheme.

The Loan Notes to be issued pursuant to the Loan Note Alternative have not been, and will not be, listed on any stock exchange and have not been, and will not be registered under the US Securities Act or under the securities laws of any state or other jurisdiction of the United States; the relevant clearances have not been, and will not be, obtained from the securities commission of any province of Canada; nor has any prospectus been lodged with, or registered by, the Australian Securities and Investments Commission; nor have any steps been taken, nor will any steps be taken, to enable the Loan Notes to be offered in compliance with the applicable securities laws of Japan. Accordingly, unless an exemption under relevant securities law is available, the Loan Notes may not be offered, sold, resold, delivered or transferred, directly or indirectly, in or into a Loan Note Restricted Jurisdiction in which an offer of Loan Notes would constitute a violation of the relevant laws of, or require registration of the Loan Notes in, such jurisdiction or to, or for the account or benefit of, a person located in a Loan Note Restricted Jurisdiction.

Whether or not a ScottishPower Shareholder votes at any Court Meeting or at the ScottishPower EGM, if the Offer becomes Effective, the ScottishPower Shares held by all ScottishPower Shareholders will be acquired pursuant to the Scheme and ScottishPower Shareholders will, subject to the Mix and Match Facility and Loan Note Alternative, receive a payment of 400 pence (Euro 5.90) in cash and 0.1646 of a New Iberdrola Share for every ScottishPower Share.

ScottishPower will prepare the Scheme Document to be distributed to ScottishPower Shareholders. Iberdrola and ScottishPower strongly advise ScottishPower Shareholders to read the Scheme Document when it becomes available because it will contain important information relating to the Offer.

Any response in relation to the Offer should be made only on the basis of the information contained in the Scheme Document or any document by which the Takeover Offer is made.

Iberdrola reserves the right to elect to implement the Offer by way of a Takeover Offer, subject to the prior consent of ScottishPower. If the Offer is carried out by way of Takeover Offer, the Takeover Offer may not be made, directly or indirectly, in or into Canada, Australia or Japan, or possibly certain other jurisdictions, and will not be capable of acceptance from or within Canada, Australia or Japan or any such other jurisdictions. Accordingly, copies of this announcement and all other documents relating to any Takeover Offer will not be, and must not be, mailed or otherwise forwarded, distributed or sent in, into or from Canada, Australia or Japan or any such other jurisdictions.

If the Offer were to be made by way of a Takeover Offer, to the extent that the Iberdrola Shares issued in connection with the proposed Takeover Offer are required to be registered in the United States, a registration statement on Form F-4, which will include a prospectus, will be filed with the SEC. If an exemption from the registration requirements of the US Securities Act is available, the Iberdrola Shares issued in connection with the proposed Offer will be made available within the United States pursuant to such exemption and not pursuant to an effective registration statement on Form F-4. **ScottishPower Shareholders are strongly advised to read the registration statement and prospectus, if and when available, and any other relevant documents made available to them and/or the SEC or other applicable regulatory authorities, as well as any amendments or supplements to those documents, because they will contain important information. ScottishPower Shareholders should also read the related solicitation/recommendation statement on Schedule 14D-9 that may be filed with the SEC by ScottishPower relating to any takeover offer.** If and when filed, investors may obtain free copies of the registration statement, the prospectus as well as other relevant documents filed with the SEC, at the SEC's website at www.sec.gov and will receive information at an appropriate time on how to obtain these transaction-related documents for free from the parties involved or a duly appointed agent.

Persons receiving copies of this announcement and all other documents relating to the Offer (including, without limitation, nominees, trustees and custodians) should observe these restrictions and must not mail or otherwise forward, distribute or send such documents in, into or from Canada, Australia, Japan or any such other jurisdictions in violation of these restrictions and applicable laws. Doing so could, among other things, invalidate any related purported acceptance of the Takeover Offer. The Takeover Offer would be made in accordance with the requirements of the City Code.

The Offer relates to the shares of a Scottish company and is proposed to be made by means of a scheme of arrangement under Section 425 of the Act which will be governed by Scots law. A transaction effected by means of a scheme of arrangement is not subject to the tender offer rules under the Exchange Act. Accordingly, the Scheme is subject to the disclosure requirements, rules and practices applicable in the United Kingdom to schemes of arrangement, which differ from the requirements of US tender offer rules. Financial information included in the relevant documentation will have been prepared in accordance with accounting standards applicable in the UK that may not be comparable to the financial statements of US companies.

Forward Looking Statements

This announcement contains statements about Iberdrola and ScottishPower that are or may be forward

looking statements, including for the purposes of the US Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts included in this announcement may be forward looking statements. Without limitation, any statements preceded or followed by or that include the words "targets", "plans", "believes", "expects", "aims", "intends", "will", "should", "may", "anticipates", "estimates", "synergies", "cost savings", "projects", "strategy" or, words or terms of similar substance or the negative thereof, are forward looking statements. Forward looking statements include statements relating to the following: (i) the expected timetable for completing this transaction, future capital expenditures, expenses, revenues, earnings, synergies, economic performance, indebtedness, financial condition, dividend policy, losses and future prospects of Iberdrola, ScottishPower or the Enlarged Iberdrola Group; (ii) business and management strategies and the expansion and growth of Iberdrola's, ScottishPower's or the Enlarged Iberdrola Group's operations and potential synergies resulting from the acquisition; and (iii) the effects of government regulation on Iberdrola's, ScottishPower's or the Enlarged Iberdrola Group's business.

These forward looking statements are not guarantees of future performance. They have not been reviewed by the auditors of Iberdrola or ScottishPower. These forward looking statements involve known and unknown risks, uncertainties and other factors which may cause them to differ from the actual results, performance or achievements expressed or implied by such forward looking statements. These forward looking statements are based on numerous assumptions regarding the present and future business strategies of such persons and the environment in which each will operate in the future. Investors are cautioned not to place undue reliance on the forward looking statements, which speak only as of the date they were made. All subsequent oral or written forward looking statements attributable to Iberdrola or ScottishPower or any of their respective members, directors, officers or employees or any persons acting on their behalf are expressly qualified in their entirety by the cautionary statement above. All forward looking statements included in this announcement are based on information available to Iberdrola and ScottishPower on the date hereof. Investors should not place undue reliance on such forward looking statements, and we undertake no obligation to publicly update or revise any forward looking statements.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the City Code, if any person is, or becomes, "interested" (directly or indirectly) in one per cent. or more of any class of "relevant securities" of Iberdrola or of ScottishPower, all "dealings" in any "relevant securities" of that company (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the acquisition becomes Effective, lapses or is otherwise withdrawn or on which the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of Iberdrola or ScottishPower, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the City Code, all "dealings" in "relevant securities" of Iberdrola or of ScottishPower by Iberdrola or ScottishPower, or by any of their respective "associates", must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the City Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, you should consult the Panel.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE THE SAME WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION

28 November 2006

RECOMMENDED CASH AND SHARE OFFER
FOR
SCOTTISH POWER PLC
BY
IBERDROLA, S.A.

1. Introduction

The Board of Iberdrola, S.A. ("**Iberdrola**") is pleased to announce that it has secured the unanimous recommendation of the Board of Scottish Power plc ("**ScottishPower**") of the terms of an Offer for all of the issued and to be issued ScottishPower Shares. The Offer will be made by Iberdrola and/or a wholly owned subsidiary of Iberdrola. The Offer is proposed to be effected by means of a scheme of arrangement under section 425 of the Act (the "**Scheme**").

Established over 100 years ago, Iberdrola is a leading European utility, headquartered in Spain, with business operations in gas and electricity across 28 countries. In 2005, it had a gross energy production of 85.7 billion KWh. As of 30 September 2006 Iberdrola had total installed generation capacity of 28,065 MW and managed 18.1 million electricity supply points. It is also the world's leading producer of wind energy with 3,743 MW of installed capacity as of 30 September 2006. Iberdrola has an integrated position in the Spanish electricity market. Additionally, it is also involved in engineering and construction and real estate services. For the financial year ended 31 December 2005, the Iberdrola Group had total revenue of £7,955 million (Euro 11,738 million) and a profit from operations of £1,533 million (Euro 2,262 million).

Further information on Iberdrola is set out in paragraph 9 of this announcement.

2. The Offer

It is intended that the Offer will be implemented by way of the Scheme. Under the terms of the Scheme, which will be subject to the further terms and Conditions set out below in Appendix I to this announcement, ScottishPower Shareholders and holders of ScottishPower ADSs at the Scheme Record Date will receive, subject to the elections made under the Mix and Match Facility and the Loan Note Alternative:

for each ScottishPower Share	400 pence (Euro 5.90) in cash; and
for each ScottishPower ADS	1600 pence (Euro 23.61) in cash; and
	0.6584 of a New Iberdrola Share

Before the Effective Date, ScottishPower will declare a special dividend of 12 pence (Euro 0.18) (the **"Special Dividend"**) for every ScottishPower Share (which will amount to 48 pence (Euro 0.71) per ScottishPower ADS) payable to ScottishPower Shareholders on the register of ScottishPower on the Scheme Record Date. This will be paid shortly after the Effective Date.

Based on the Closing Price of an Iberdrola Share on 27 November 2006 (being the last business day prior to this announcement) of £22.20 (Euro 32.75) per Iberdrola Share, the terms of the Offer value each ScottishPower Share at 777 pence (Euro 11.47).

These terms represent:

- a premium of 4.2 per cent. to the Closing Price of 746.00 pence (Euro 11.01) for each ScottishPower Share on 27 November 2006 (being the last day prior to the date of this announcement);

- a premium of 15.8 per cent. to the Closing Price of 671.50 pence (Euro 9.91) for each ScottishPower Share on 7 November 2006 (being the last day prior to the commencement of the offer period); and

- a premium of approximately 21.5 per cent. to the average daily Closing Price of 639.65 pence (Euro 9.44) per ScottishPower Share for the three months ended 7 November 2006 (being the last day prior to the commencement of the offer period).

Fractions of New Iberdrola Shares will not be allotted, but will be aggregated and sold in the market after the Effective Date and the net proceeds of such sale shall be paid in cash to ScottishPower Shareholders entitled thereto in accordance with their fractional entitlements.

The New Iberdrola Shares are expected to represent approximately 21.4 per cent. of the issued share capital of Iberdrola as enlarged by the Offer.

If the Scheme becomes Effective, the Depositary will provide registered holders of ScottishPower ADSs with information regarding the surrender of their ScottishPower ADSs. Additional settlement arrangements for ScottishPower ADS Holders will be set out in the Scheme Document.

The ScottishPower B Shares and the ScottishPower Deferred Shares will not be included in the Offer and the rights attaching to the ScottishPower B Shares and the ScottishPower Deferred Shares will be unaffected by the Offer. The B Share Dividend will continue to be payable annually in arrears on 28 May or such later date as the Directors of Iberdrola and/or ScottishPower may determine. Further details regarding the treatment of the ScottishPower B Shares and the ScottishPower Deferred Shares will be set out in the Scheme Document.

The New Iberdrola Shares will be issued credited as fully paid and will rank pari passu in all respects with existing Iberdrola Shares and will be entitled to all dividends and other distributions declared, made or paid by Iberdrola by reference to a record date on or after the Effective Date but not otherwise. If the Effective

Date is later than 31 May 2007, a final dividend will be declared by ScottishPower which will be retained by ScottishPower Shareholders on the register on such date.

3. Mix and Match Facility

ScottishPower Shareholders will be entitled to elect to vary the proportions of New Iberdrola Shares and cash (with a Loan Note Alternative available to certain ScottishPower Shareholders) consideration they receive in respect of their holdings of ScottishPower Shares, via a mix and match facility (the "**Mix and Match Facility**"), subject to elections made by other ScottishPower Shareholders. To the extent that elections cannot be satisfied in full, they will be scaled down on a pro rata basis. As a result, ScottishPower Shareholders who make an election under the Mix and Match Facility will not necessarily know the exact number of New Iberdrola Shares or the amount of cash (and/or Loan Notes, if applicable) they will receive until settlement of the consideration under the Offer. ScottishPower Shareholders should note that the total number of New Iberdrola Shares and the total amount of cash to be received by the ScottishPower Shareholders in terms of the Offer will not be varied as a result of any mix and match election. Elections under the Mix and Match Facility will not affect the entitlements of those ScottishPower Shareholders who do not make any such elections.

Further information on the Mix and Match Facility and the Loan Note Alternative will be included in the Scheme Document.

If the Scheme becomes Effective then, subject to the Mix and Match Facility and Loan Note Alternative, a payment of 400 pence (Euro 5.90) together with the amount of the Special Dividend in cash and 0.1646 of a New Iberdrola Share per ScottishPower Share will be despatched or, where appropriate, credited through CREST to ScottishPower Shareholders within 14 days of the Effective Date. ScottishPower ADS Holders will receive their consideration from the Depositary through the ScottishPower ADS programme in accordance with the terms of the Deposit Agreement.

4. Recommendation

The ScottishPower Board, which has been so advised by Morgan Stanley & Co. Limited, consider the terms of the Offer to be fair and reasonable. In providing advice to the ScottishPower Board, Morgan Stanley & Co. Limited has taken into account the commercial assessments of the ScottishPower Board.

Accordingly, the ScottishPower Board unanimously recommends that ScottishPower Shareholders vote in favour of the Scheme at the Court Meeting and the ScottishPower EGM as they have undertaken to do so in respect of their own beneficial holdings of ScottishPower Shares, representing as at the date of this announcement, in aggregate, approximately 0.1 per cent. of the existing ScottishPower Shares.

5. Background to and reasons for the Offer

Iberdrola believes that the acquisition will accelerate the achievement of a number of Iberdrola's objectives, outlined in its 2007-2009 Strategic Plan. The combination of Iberdrola and ScottishPower creates one of the leading European integrated utility companies and the leading global renewable energy player. Based on pro

forma Enterprise Value, the Enlarged Iberdrola Group will be Europe's third largest utility company, valued at £43.2 billion (Euro 63.8 billion). It will have:

- a leading position in the rapidly growing UK and US renewables markets;
- a reinforced market presence in Europe and the US which will provide enhanced opportunities for gas trading and procurement in the increasingly global and LNG-driven gas marketplace;
- an installed generation capacity base of 36,603 MW including 5,707 MW of wind generation capacity and 333 MW of small hydro generation capacity; and
- a regulated networks business with approximately 21.4 million electricity points of supply

The proposed acquisition affords Iberdrola an exceptional opportunity to acquire a vertically integrated utility company, with complementary skills in the attractive liberalised UK market with scope for significant ongoing investment in new generation capacity and networks. The Enlarged Iberdrola Group is well diversified in terms of:

- geographical spread (Spain, United Kingdom, Latin America and North America);
- generation mix (nuclear, coal, wind, hydro and gas); and
- business mix (regulated and non-regulated).

Iberdrola will be able to draw on ScottishPower's considerable experience in deregulated markets and its strong skill sets in retailing and trading. In return, ScottishPower will also benefit from Iberdrola's best-in-class standards in generation and distribution activities.

The Iberdrola Directors believe that the Enlarged Iberdrola Group can achieve annual pre-tax operating cost savings of at least £88 million (Euro 130 million)[3] based on the existing cost and operating structures and plans of Iberdrola and ScottishPower. The full annual run rate of these savings will be achieved by the end of the third year after deal following completion of the Offer. Annual capital expenditure savings are anticipated to average at least £30 million (Euro 44 million)[3] over the first five years following completion of the Offer.

Annual operating and capital expenditure savings will result from:

- reduction in corporate overheads;
- optimisation of operations and maintenance;

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[3] The expected cost savings have been calculated on the basis of the existing cost and operating structures of the current Iberdrola Group and ScottishPower Group. These statements of estimated cost savings relate to future actions and circumstances which by their nature involve risks, uncertainties, contingencies and other factors. As a result, the cost savings referred to may not be achieved, or those achieved may be materially different from those estimated.

- transfer of best practice in the generation, supply and distribution businesses; and
- scale efficiencies in the procurement of gas, and of renewable and other generation capital equipment.

The balance sheet and cash flow strength of the Enlarged Iberdrola Group will enable it to capitalise upon and accelerate investment in a number of attractive growth opportunities in existing as well as new markets in both Europe and the Americas.

The proposed acquisition is expected to be immediately earnings enhancing.[4]

6. Management, employees and locations

Iberdrola attaches great value to the skills and experience of the business management and employees of ScottishPower. They will be critical to the success of the Enlarged Iberdrola Group and Iberdrola fully expects that they will continue to play a vital role in the business going forward.

On completion of the Offer, Iberdrola has given assurances to ScottishPower that it will honour the contractual terms and conditions, benefits and existing severance policy of ScottishPower's employees (including pension rights) for at least two years.

Iberdrola will continue to be headquartered in Spain and does not envisage changing the principal locations of ScottishPower's business in the UK and in the US.

7. Share Schemes and Convertible Bonds

The Offer will affect share options and incentive awards granted under the ScottishPower Share Schemes and the Convertible Bonds. Participants in the ScottishPower Share Schemes and Convertible Bondholders will be contacted regarding the effect of the Offer on their rights and appropriate proposals will be made in due course to participants in the ScottishPower Share Schemes and to Convertible Bondholders. Iberdrola has agreed to consider and implement alternative benefits to replace existing share schemes.

Iberdrola has agreed to consider and implement alternative benefits to replace existing share schemes.

8. Information on ScottishPower

ScottishPower is an international energy company, involved in the business of electricity transmission and distribution services in the UK, the supply of electricity and gas services to homes and businesses across the UK and has electricity generation and gas storage facilities in the UK and North America. In the UK, it has a generation capacity of 6,366 MW (including 288 MW of installed wind capacity), a strong presence in the transmission and distribution business (with a RAB of £2.9 billion, as at 31 March 2006) and 5.25 million customers at 31 March 2006, including both electricity and gas. In North America, ScottishPower is active in

[4] This statement does not constitute a profit forecast and should not be interpreted to mean that earnings for the year to 31 December 2007 or any subsequent financial period would necessarily be greater than those for any preceding financial period.

the thermal generation, wind and gas storage business. ScottishPower had 1,405 MW of wind technology generation capacity as at 31 March 2006.

In the financial year ended 31 March 2006, the ScottishPower Group reported total revenues of £5,446 million (Euro 8,036 million) and an operating profit of £870 million (Euro 1,283 million) from continuing operations.

9. Information on Iberdrola

Iberdrola was founded in 1901. At present, Iberdrola is listed on the Spanish Continuous Market (ticker: IBE.SM) and has a market capitalisation of approximately Euro 29.5 billion (£20 billion) (as of 27 November 2006). Iberdrola's share performance is included in the computation of the Spanish IBEX 35 index and of the Euro Stoxx 50, Dow Jones Sustainability World Index and DJSI Stoxx indexes.

As at 30 September 2006, Iberdrola employed 15,884 people.

In Spain, Iberdrola's generation capacity amounts to 24,420 MW, including 3,728 MW of renewable energy and 4,000 MW of CCGTs as at 30 September 2006. In the distribution business, Iberdrola accounts for 9.7 million electricity points of supply. For the full year ending 31 December 2005, Iberdrola produced 66.2 TWh and distributed energy of 96.3 TWh.

Iberdrola forecasts achieving 7,000 MW of installed renewable power by 2009 and 10,000 MW by 2011. Its strong bid for renewable energy is part of its commitment to the environment, sustainable development and the objectives of the Kyoto Protocol. Iberdrola has become the only Spanish electricity company included in the Climate Leadership Index, an international recognition that demonstrates its firm strategy for combating climate change.

In Europe, in countries outside the Iberian peninsula, Iberdrola's activities are currently focused around electricity trading (with a presence in Switzerland, Germany, the Netherlands, France, Austria, Italy and Belgium) and renewables (in France, Italy, UK, Greece, Germany and Poland).

Iberdrola has consolidated its position as the second largest gas wholesale supplier in Spain.

Iberdrola has signed long-term LNG supply contracts that amount to 6 bcm (thousand million cubic metres) of gas annually. These supply contracts have been entered into with a range of counterparties and each has different commercial terms. This contractual structure, in part, allows Iberdrola to reduce its exposure to currency risks and oil price fluctuations.

Pursuant to the agreements with Sonatrach, Nigeria LNG, GNA, ENI and Snohvit, supplies which originate in Algeria, Nigeria, the Persian Gulf and Trinidad and Tobago are to be delivered to the re-gasification plants of Bilbao, Barcelona, Cartagena, Huelva and Sagunto. Iberdrola also has a long term supply contract via the direct gas pipeline between Algeria and Spain, MEDGAZ, for 1.6 bcm annually.

In addition, Iberdrola has become the main developer of new gas infrastructure in Spain. As of 30 September

2006, Iberdrola owns 25 per cent. and 30 per cent. of the re-gasification plants of BBG (Bilbao) and SAGGAS (Sagunto), respectively, and owns a 12 per cent. interest in the MEDGAZ gas pipeline.

In Latin America, Iberdrola is present in the generation business in Mexico, Chile and Brazil and the distribution business in Brazil, Guatemala and Bolivia. As of 30 September 2006, Iberdrola accounted for 8.4 million connected customers and 3,364 MW of total installed generation capacity in Latin America.

Iberdrola Ingeniería, the engineering and construction company of the group, has wide experience in electric power generation, distribution and control facilities services worldwide and employs more than 1,000 people. At present, the company has projects underway in more than 20 countries and has branches in Mexico, Brazil, Russia, Qatar, Greece, Poland, the UK, the US, Venezuela, Tunisia, Latvia, Kenya and Slovakia. As of today, Iberdrola Ingeniería is Spain's leading electrical engineering company by sales.

Iberdrola Inmobiliaria is a nationally based company offering an extensive portfolio of products, including first homes, holiday homes, offices, industrial buildings and shopping centres. In 2005 it generated a net profit of £64.8 million (Euro 95.6 million), an increase of 8.8 per cent. on the previous year. In 2005 revenue was £317.1 million (Euro 467.9 million), 13.7 per cent. more than in 2004, and gross operating profit (EBITDA) rose 11.0 per cent. to £110.1 million (Euro 162.4 million). During 2005, Iberdrola Inmobiliaria had planned and completed investments of £200.5 million (Euro 295.9 million). As of 30 September 2006, Iberdrola Inmobiliaria had a portfolio of developable land of 2.081 million sqm.

On 3 October 2006, the Iberdrola Directors unanimously approved its 2007-2009 strategic plan - continuing the strategy pursued in the previous five years. This plan contemplates a new investment cycle of £6.1 billion (Euro 9.0 billion) (representing a 20 per cent. increase on the previous three-year period) and illustrates Iberdrola's commitment to the energy sector, both in Spain and internationally.

This new strategic plan, the aim of which is to increase profitability through growth, efficiency and internationalisation, confirms Iberdrola's commitment to the environment and sustainable development. Iberdrola is committed to extending its global leadership in the renewable energy sector by reaching 10,000 MW in 2011 and continuing its investment in clean electricity generation technologies.

10. Endesa S.A./Gas Natural

On 5 September 2005, Iberdrola and Gas Natural SDG ("Gas Natural") signed an agreement whereby Iberdrola would acquire certain assets from the combined company resulting from the acquisition of Endesa, S.A. by Gas Natural. This agreement is subject to, among other things, completion of the takeover bid for Endesa, S.A. that was launched by Gas Natural on 5 September 2005.

The agreement relates to power generation and electric distribution facilities in Spain, power generation facilities in Europe (SNET in France and certain others in Italy) and certain gas distribution systems in Spain where Iberdrola currently operates. Under the terms of the agreement, the relevant assets would be acquired at market values which would be determined by internationally recognised investment banks. At the time of the announcement in September 2005, the consideration for these assets was estimated to be in the range of £4.7 billion to £6.1 billion (Euro 7.0 billion to Euro 9.0 billion). At the present time Gas Natural's bid for

Endesa is substantially lower than a third party competing bid. Also Endesa has obtained a temporary injunction from a Spanish commercial court and the Spanish Supreme Court prohibiting performance of the agreement between Iberdrola and Gas Natural. If Iberdrola is required to purchase assets under this agreement, and provided it obtains all necessary clearances from applicable regulatory and competition authorities. It expects to finance approximately half the price through debt and the remainder with the proceeds of a capital increase.

11. Dealing facility

Subject to clarifying certain legal and regulatory issues and with the agreement of the Panel, Iberdrola has agreed to offer a dealing facility to ScottishPower Shareholders (including UK and US shareholders and holders of ADSs) who own 5,000 or fewer ScottishPower Shares (or 1,250 or fewer ADSs) at the Scheme Record Date. Under such facility, the New Iberdrola Shares to which such shareholders become entitled may be sold for their benefit at no cost provided that they sell their entire holding. Further details of such facility will be included in the Scheme Document.

12. Receipt of Iberdrola Dividends in Sterling

Following completion of acquisition, ScottishPower Shareholders will, subject to complying with certain requirements, be able, if they so wish, to have amounts in respect of dividends paid on New Iberdrola Shares converted into, and paid to them in Sterling. Further details of these arrangements will be set out in the Scheme Document.

13. Financing

The consideration payable to ScottishPower Shareholders under the terms of the Offer will be in cash (or, at the option of certain eligible individual ScottishPower Shareholders, Loan Notes) and New Iberdrola Shares and provided through a combination of new committed credit facilities and the issue of New Iberdrola Shares.

Iberdrola has obtained committed debt financing arranged by ABN AMRO Bank N.V., Barclays Capital and The Royal Bank of Scotland plc in the sum of £7.955 billion. To satisfy acceptances of the share element of the consideration, Iberdrola will also issue approximately 245 million New Iberdrola Shares to ScottishPower Shareholders. As a result, on completion of the Offer, ScottishPower Shareholders will own approximately 21.4 per cent. of the issued share capital of Iberdrola as enlarged by the Offer.

ABN AMRO, financial adviser to Iberdrola, is satisfied that Iberdrola has sufficient resources available to satisfy in full the cash consideration payable to ScottishPower Shareholders under the terms of the Scheme. Further information on the financing will be set out in the Scheme Document.

14. Irrevocable undertakings

Iberdrola has received undertakings to vote in favour of the Offer and the resolutions to be proposed at the Court Meeting and the ScottishPower EGM from the ScottishPower Directors in respect of 142,128

ScottishPower Shares, representing approximately 0.1 per cent. of the ScottishPower Shares. These undertakings are in respect of their aggregate entire beneficial holdings of ScottishPower Shares. These undertakings will cease to have any effect if: (i) the Scheme is withdrawn; or (ii) the ScottishPower Directors withdraw, qualify or modify their recommendation to ScottishPower Shareholders in accordance with the terms of the Implementation Agreement; or (iii) the Implementation Agreement is terminated in accordance with its terms.

15. Structure of the Offer, delisting and de-registration of ScottishPower

It is intended that the Offer will be effected by means of a Scheme. The procedure will involve an application by ScottishPower to the Court to sanction the Scheme. The ScottishPower Shareholders will receive cash (or, other than US resident holders of ScottishPower Shares or ADSs and certain Overseas Persons, Loan Notes pursuant to the Loan Note Alternative in respect of the Loan Note Elected Shares) and New Iberdrola Shares as described in paragraph 2 of this announcement. The implementation of the Scheme is subject to the further terms and Conditions set out in Appendix I and the full terms and Conditions which will be set out in the Scheme Document and will only become Effective if, among other things, the following events occur:

- a resolution to approve the Scheme is passed by a majority in number representing not less than three-fourths in value of the holders of ScottishPower Shares present and voting, whether in person or by proxy, at the Court Meeting(s) (or any adjournment thereof);
- the ScottishPower EGM Resolution is passed by the requisite majority at the ScottishPower EGM;
- the Scheme is sanctioned (with or without modification (but subject to such modification being acceptable to Iberdrola and ScottishPower)), and the associated Capital Reduction is confirmed by the Court and the Scheme becomes Effective by registration of the Court Orders (and the minute of such reduction attached thereto) with the Registrar of Companies and the issue by the Registrar of Companies of a certificate under section 138 of the Act in relation to the Capital Reduction associated with the Scheme; and
- the negotiation and filing with the CNMV of the applicable documentation relating to the issue of the New Iberdrola Shares.

Whether or not a ScottishPower Shareholder's ScottishPower Shares are voted at any Court Meeting or the ScottishPower EGM, if the Offer becomes Effective, those ScottishPower Shares will be acquired pursuant to the Scheme and ScottishPower Shareholders will, subject to the Mix and Match Facility and the Loan Note Alternative, receive a payment of 400 pence (Euro 5.90) in cash and 0.1646 of a New Iberdrola Share for every ScottishPower Share.

Iberdrola shareholder approval will be required for the capital increase of Iberdrola necessary to issue the New Iberdrola Shares required under the terms of the Offer. The Iberdrola Shareholders' Meeting will be convened for the purposes of considering, amongst other things, and, if thought fit, passing resolutions to approve an increase in Iberdrola's share capital, to exclude the pre-emption rights of Iberdrola Shareholders

over the issue of New Iberdrola Shares and to give effect to the Offer. For the resolutions relating to the capital increase to be validly passed, the meeting will require on first call the presence (in person or by proxy) of shareholders representing at least 50 per cent. of the voting capital of Iberdrola (in which case the resolutions may be passed by a simple majority of those voting). On second call, the meeting will require the presence (in person or by proxy) of shareholders representing at least 25 per cent. of the voting capital of Iberdrola (in which case, if shareholders representing less than 50 per cent. of the voting capital of Iberdrola are present (either in person or by proxy) at the meeting, the resolutions must be passed by shareholders representing at least two thirds of the Iberdrola Shareholders present or represented at such meeting, and, if shareholders representing 50 per cent. or more of the voting capital of Iberdrola are present or represented at the meeting, the resolutions may be passed by shareholders representing a simple majority of those shareholders present or represented at such meeting). Iberdrola's by-laws include a voting limitation that prevents any shareholder (individually or jointly with its group or controlled entities) from voting in respect of more than 10 per cent. of the share capital of Iberdrola. Any shares whose votes cannot be cast as a result of the limitation will not be taken into account for the purposes of calculating the majority to approve the relevant resolution. It is expected that the meeting will be held on second call.

The ScottishPower B Shares and the ScottishPower Deferred Shares shall not be included in the Offer and the rights attaching to the ScottishPower B Shares and the ScottishPower Deferred Shares will be unaffected by the Offer. Further details regarding the treatment of the ScottishPower B Shares and the ScottishPower Deferred Shares will be set out in the Scheme Document.

The Scheme is expected to become Effective during the second quarter of 2007, subject to satisfaction of the Conditions set out in Appendix 1 to this announcement, with consideration being despatched to ScottishPower Shareholders (and the Depositary on behalf of ScottishPower ADS Holders) no later than 14 days after the Effective Date. If the Scheme has not become Effective by 31 July 2007, or such later date as Iberdrola and ScottishPower may agree (with, where applicable, the consent of the Panel) and the Court may allow, it will lapse.

Upon the Scheme becoming Effective, it will be binding on all ScottishPower Shareholders, irrespective, in the case of ScottishPower Shareholders, of whether or not they attended or voted at the Court Meeting or the ScottishPower EGM (and if they attended and voted, whether or not they voted in favour). Although ScottishPower ADS Holders will not be entitled to attend the Court Meeting or the ScottishPower EGM, they will be given the opportunity to instruct the Depositary as to how to vote the ScottishPower Shares underlying their ScottishPower ADSs.

ScottishPower intends to make applications to the FSA for the listing of the ScottishPower Shares to be cancelled and to cease to be admitted to trading on the London Stock Exchange's market for listed securities with effect as of or shortly following the Effective Date. The last day of dealings in ScottishPower Shares and ScottishPower ADSs is expected to be the Business Day immediately before the Effective Date and no transfers will be registered after 6.00 pm on that day. It is also expected that, following the Effective Date, the ScottishPower ADS programme and the Deposit Agreement will be terminated and the ScottishPower ADSs will be delisted from the New York Stock Exchange. Iberdrola intends to de-register the ScottishPower Shares and ADSs from the Exchange Act at the earliest practicable date following the Effective Date.

Iberdrola reserves the right to elect, subject to receiving ScottishPower's consent, to implement the Offer for the ScottishPower Shares by way of a Takeover Offer. In such event, the Offer will be implemented on the same terms (subject to appropriate amendments), so far as applicable, as those which would apply to the Scheme except that any such Offer may exclude ScottishPower Shareholders resident in Australia, Japan and Canada.

Further details of the Scheme, including an indicative timetable for its implementation, will be contained in the Scheme Document, together with details of how ScottishPower Shareholders and ScottishPower ADS Holders may participate in the Offer.

16. Loan Note Alternative

As an alternative to some or all of the cash consideration which would otherwise be receivable under the Scheme, ScottishPower Shareholders (other than ScottishPower Shareholders in Loan Note Restricted Jurisdictions and US resident holders of ScottishPower Shares or ScottishPower ADS Holders) will, subject to the conditions and further terms which will be set out in the Scheme Document and the Loan Note Form of Election, be able to elect to receive Loan Notes to be issued by Iberdrola (or by a wholly owned subsidiary of Iberdrola with a guarantee from Iberdrola) on the following basis:

For every £1 of cash consideration	£1 nominal value of Loan Notes

Up to a maximum amount of £750 million of Loan Notes in aggregate nominal value will be available under the Loan Note Alternative. To the extent that ScottishPower Shareholders validly elect to receive Loan Notes pursuant to the Loan Note Alternative which in aggregate nominal value exceed such amount, the entitlement of each ScottishPower Shareholder who so validly elects will be scaled down pro rata to the number of ScottishPower Shares in respect of which he has elected for the Loan Note Alternative.

The Loan Notes will be issued by Iberdrola, or a wholly owned subsidiary of Iberdrola, credited as fully paid, in amounts and integral multiples of £1 and the balance of any entitlement that is not a whole multiple of £1 will be disregarded and not issued. The Loan Notes will constitute direct, unsecured and unsubordinated obligations of Iberdrola or, if they are issued by a wholly owned subsidiary, will constitute direct, unsecured and unsubordinated obligations of that subsidiary and such obligations will be guaranteed by Iberdrola. The Loan Notes will bear interest at a rate of 0.50 per cent. below six-month sterling LIBOR to be determined on the first business day of each interest period. Interest will be payable by half-yearly instalments in arrears (less any tax) on 30 June and 31 December in each year. The first payment of interest will be made on the first payment date. On the first payment date, interest will be paid in respect of the period from (and including) the date of issue on the relevant Loan Notes to (but excluding) the first payment date. The Loan Notes will be redeemable, on not less than 14 days' notice, in whole or in part for cash at par at the option of noteholders on any business day between the first payment date and five years from the Effective Date (both dates inclusive).

Unless Iberdrola decides otherwise, no Loan Notes will be issued by Iberdrola unless, on or before the date on which the Scheme becomes Effective, the aggregate nominal value of all Loan Notes to be issued as a

result of valid election for the Loan Note Alternative exceeds £20 million. If such aggregate nominal value is less than £20 million, any such election shall, unless Iberdrola decides otherwise, be void and the relevant ScottishPower Shareholders will be deemed to have elected for cash. Iberdrola (or its wholly owned subsidiary) may redeem all (but not some only) of the Loan Notes (so long as they have been in issue for at least 6 months) if the aggregate nominal value of the outstanding Loan Notes falls below £2 million. Iberdrola may purchase any Loan Notes which have been in issue for at least 6 months at a price by tender available to all holders of Loan Notes alike, or otherwise by agreement with any holders of Loan Notes. The Loan Notes may be redeemed in minimum denominations of £1,000. If not previously redeemed, the final redemption date will be five years from the Effective Date. Any Loan Notes outstanding on the final redemption date will be redeemed at par together with any accrued interest (less any tax) on that date. The Loan Notes will not be transferable, and no application will be made for them to be listed on, or dealt on, any stock exchange or other trading facility.

Loan Notes that may be issued pursuant to the Offer have not been and will not be registered under the US Securities Act or under the relevant securities laws of any state or territory or other jurisdiction of the United States. Accordingly, Loan Notes may not be offered or sold in the United States, except in a transaction not subject to, or in reliance on an exemption from, the registration requirements of the US Securities Act and state securities laws.

Unless Iberdrola otherwise determines, the relevant clearances and registrations have not been, nor will they be, sought or obtained, nor have any steps been taken, nor will any steps be taken, to enable the Loan Notes to be publicly offered in compliance with applicable securities laws of Australia, Canada or Japan or any other jurisdiction. Accordingly, the Loan Notes (subject to certain exceptions) may not be offered, sold, resold, transferred, or delivered, directly or indirectly, in, into or from Australia, Canada or Japan or any other jurisdiction where to do so would violate the laws of that jurisdiction or would require registration thereof in such jurisdiction.

The Loan Note Alternative will be conditional upon the Scheme becoming unconditional and effective and will remain open for election until the date which is 3 months after the Effective Date.

The Loan Notes and the relevant Loan Note instrument will be governed by, and construed in accordance with English law and will be unsecured obligations of Iberdrola or the wholly owned subsidiary of Iberdrola (as the case may be). The due authorisation of the Loan Notes, if issued by Iberdrola, the ranking of the Loan Notes (or the guarantee, as the case may be) and the regulations governing the syndicate of the holders of the Loan Notes *(sindicato de obligacionistas)* will be governed by Spanish Law.

The terms of the Loan Notes will be such that the Loan Notes will not constitute qualifying corporate bonds for individuals for the purposes of UK taxation. Full details of the Loan Notes and the Loan Note Alternative will be contained in the Scheme Document.

17. Implementation Agreement and Inducement Fee

Iberdrola and ScottishPower have entered into an Implementation Agreement which contains certain assurances in relation to the implementation of the Scheme and certain further assurances and confirmations

between the parties, including to implement the Scheme as soon as reasonably practicable. Further information regarding this Implementation Agreement will be set out in the Scheme Document.

As part of the Implementation Agreement, ScottishPower has agreed to pay an Inducement Fee of £50 million (the "**Inducement Fee**") to Iberdrola if, amongst other things, after the date of this announcement:

(a) the ScottishPower Directors fail unanimously to recommend the Offer or withdraw or adversely modify or qualify their unanimous recommendation of the Offer; or

(b) the ScottishPower Directors determine not to implement the Offer by refusing to put forward the Scheme; or

(c) the Offer is not approved by the ScottishPower Shareholders at the Court Meeting or the ScottishPower EGM Resolution is not approved at the ScottishPower EGM; or

(d) where the Offer is being made by way of a Scheme, following the resolutions proposed at the Court Meeting and the ScottishPower EGM having been passed by the requisite majorities, the ScottishPower Directors do not seek the Court Orders at the Court Hearings; or

(e) an Alternative Proposal is made and:

    (i) such Alternative Proposal (whether or not recommended by the ScottishPower Directors) is declared unconditional in all respects, becomes effective or otherwise completes; or

    (ii) that Alternative Proposal is referred to the competition authorities, lapses, and the relevant third party makes another offer for ScottishPower which completes, or becomes effective or becomes or is declared unconditional in all respects,

provided that the Inducement Fee is not payable if Iberdrola is in material breach of its obligations under the Implementation Agreement.

ScottishPower has undertaken in the Implementation Agreement not to solicit, or otherwise seek to procure any Alternative Proposal, save that ScottishPower shall not be prohibited from complying with its obligations under Rule 20.2 of the City Code nor shall ScottishPower's Directors be prohibited from fulfilling their fiduciary duties.

Iberdrola has also agreed to pay ScottishPower the Inducement Fee if, amongst other things, the resolution in respect of the Offer is not passed by the requisite majority of Iberdrola Shareholders at the relevant Iberdrola Shareholders' meeting or if Iberdrola fails to convene or adjourns and fails to reconvene the Iberdrola Shareholders' Meeting (other than with the prior written consent of ScottishPower) provided that the Inducement Fee is not payable if ScottishPower is in material breach of its obligations under the Implementation Agreement.

18. Settlement, listing and dealing

Applications will be made for the New Iberdrola Shares to be listed on at least one of the Bolsas de Valores, quoted through the Automated Quotation System of the Bolsas de Valores and cleared and settled through Iberclear, the Spanish clearance and settlement system. Iberclear and its member entities maintain a book-entry system on which details of shareholders' holdings of, and trades in, Iberdrola Shares will be recorded. A statement of ownership of the New Iberdrola Shares will not be issued by Iberclear unless one is requested by the ScottishPower Shareholder. Such statement is not a definitive certificate of title.

Spanish listed companies are obliged to have all of their shares in uncertificated (book entry) form (*anotaciones en cuenta*) and listed on at least one of the Bolsas de Valores. Accordingly, all New Iberdrola Shares delivered to ScottishPower Shareholders will be represented in uncertificated (book entry) form and share certificates will not be issued in respect of such shares. Cheques for the Special Dividend will be despatched to ScottishPower Shareholders no later than fourteen days after the Scheme becomes Effective.

In accordance with Rule 12g-3 of the Exchange Act, on the Effective Date, the Iberdrola Shares will be deemed to be registered with the SEC under the Exchange Act. Accordingly, Iberdrola will succeed to ScottishPower's status as a registrant under the Exchange Act and will therefore become subject to the ongoing reporting obligations of the Exchange Act for so long as Iberdrola remains a registrant. Such reporting obligations include the requirement to file with the SEC annual reports on Form 20-F and to submit to the SEC periodic and other reports on Form 6-K. The Iberdrola Shares will not be listed on the New York Stock Exchange or any other US stock exchange in connection with the deemed registration of the Iberdrola Shares. Iberdrola has not determined whether it will list the Iberdrola Shares on the New York Stock Exchange (either directly or in the form of ADSs) or whether, to the extent possible under applicable US Securities laws as amended from time to time, it will seek to de-register the Iberdrola Shares under the Exchange Act, in each case following the Offer.

Iberdrola intends to de-register ScottishPower's ordinary shares and ADSs under the Exchange Act at the earliest practicable date following the Effective Date.

Further details on settlement, listing and dealing will be included in the Scheme Document.

19. Taxation

Spain

Under Spanish law, Iberdrola is generally required to withhold 15 per cent. on account of Spanish Non Resident Income Tax on dividend payments to shareholders not resident in Spain. Commencing on 1 January 2007, the withholding rate will be increased to 18 per cent. however, Iberdrola will not be obliged to levy such withholding on certain non-resident shareholders who may be exempt from this obligation pursuant to Spanish domestic regulations, or on those shareholders for whom relief may be available in accordance with double tax treaties entered into by Spain. Iberdrola and ScottishPower will further assess the viability of mechanisms that might mitigate these withholding obligations.

United Kingdom

United Kingdom resident shareholders are informed that it is intended that an application for clearance under Section 138 of the Taxation of Chargeable Gains Act 1992 will be made.

United States

United States Internal Revenue Service Circular 230 Notice: To ensure compliance with Internal Revenue Service Circular 230, shareholders are hereby notified that:

(a) any discussion of US federal tax issues contained or referred to in this press release or any document referred to herein is not intended or written to be used, and cannot be used by shareholders for the purpose of avoiding penalties that may be imposed on them under the US Internal Revenue Code;

(b) such discussion is written for use in connection with the promotion or marketing of the transactions or matters addressed herein; and

(c) shareholders should seek advice based on their particular circumstances from an independent tax adviser.

For United States federal income tax purposes, the receipt of New Iberdrola Shares in exchange for ScottishPower Shares or ScottishPower ADSs pursuant to the Scheme will not qualify as a tax-free reorganisation. As a result, individual holders who are US citizens or residents, and other holders that are subject to US taxation in respect of ScottishPower Shares or ScottishPower ADSs, generally will recognise a taxable gain or loss in an amount equal to the difference between the fair market value of the New Iberdrola Shares and the amount of cash received and the tax basis in the ScottishPower Shares or ScottishPower ADSs exchanged. In general, the gain or loss would likely constitute capital gain or loss, but the exact US tax treatment will depend on the holder's particular circumstances, including such holder's holding period for the ScottishPower Shares or ScottishPower ADSs and whether the holder is a dealer in securities or otherwise has a special US tax status. Further information regarding the US federal income tax consequences of the Offer will be provided in the Scheme Document. All holders of ScottishPower Shares and ScottishPower ADSs are urged to consult their own tax advisers to determine the tax consequences of the Offer in their particular circumstances, including the application of federal, state, local and foreign tax laws.

20. Disclosure of interests in ScottishPower

Except as disclosed in this paragraph 20, as at 27 November 2006, the last practicable day before this announcement neither Iberdrola, nor any of the directors of Iberdrola, nor their close relatives and related trusts nor, so far as Iberdrola is aware, any person acting in concert with Iberdrola, (i) has any interest in or right to subscribe for any relevant ScottishPower securities, nor (ii) has any short positions in respect of relevant ScottishPower securities (whether conditional or absolute and whether in the money or otherwise), including any short position under a derivative, any agreement to sell or any delivery obligation or right to

require another person to take delivery, nor (iii) has borrowed or lent any relevant ScottishPower securities (save for any borrowed shares which have been on-lent or sold).

The interests of the ABN AMRO Bank N.V. consist of, as at 27 November 2006, a net long position of 394,935 ScottishPower shares and a net short position of 3,658,843 ScottishPower Shares.

21. Overseas shareholders

The availability of the Mix and Match Facility and the Loan Note Alternative to persons not resident in the United Kingdom may be affected by the laws of their relevant jurisdictions. Such persons should inform themselves about and observe any applicable requirements. Further details in relation to overseas shareholders will be contained in the Scheme Document.

Under the terms of the Offer, Iberdrola has reserved the right, subject to ScottishPower's prior consent, to elect to make a Takeover Offer for ScottishPower as an alternative to a Scheme. If Iberdrola exercises its right to implement the Offer by means of a Takeover Offer, any such offer will be made in compliance with applicable laws and regulations.

22. General

The Scheme will be proposed on the terms and subject to the Conditions set out in this announcement and in Appendix I, and to be set out in the Scheme Document. Following discussions with the Panel, it has been agreed that the Scheme Document will be posted to ScottishPower Shareholders, ScottishPower ADS Holders, participants in the ScottishPower Share Schemes and Convertible Bondholders in March 2007 and that, subject to the satisfaction of the Conditions, the Scheme will become Effective in April 2007.

The Scheme will be governed by Scots law. The Scheme will comply with the applicable requirements of the City Code, the Panel, the London Stock Exchange and the FSA. In addition, the acquisition will be subject to the applicable requirements of Spanish law and regulation.

Neither Iberdrola nor, so far as Iberdrola is aware, any person acting in concert with Iberdrola, has any arrangement in relation to relevant ScottishPower securities. For these purposes, "arrangement" includes any indemnity or option arrangement, any agreement or understanding, formal or informal, of whatever nature, relating to relevant ScottishPower securities which may be an inducement to deal or refrain from dealing in such securities.

Appendix I sets out the Conditions and certain further terms of the Scheme. 0 sets out the bases and sources of certain of the information contained in this announcement. 0 contains the definitions of certain terms used in this announcement.

Enquiries:

Iberdrola, S.A.

Ignacio Cuenca	Tel: +34 91 784 2743
María Dolores Herrera	Tel: +34 91 784 2670

ABN AMRO Corporate Finance Limited (Financial adviser to Iberdrola, S.A.)

Tom Willett	Tel: +44 (0) 20 7678 8000
Simon Wilde	Tel: +44 (0) 20 7678 8000
Richard Walker	Tel: +44 (0) 20 7678 8000
Enrique Namey	Tel: +34 91 423 6900

Hoare Govett Limited (Broker to the Offer)

Paul Nicholls	Tel: +44 (0) 20 7678 8000
Neil Collingridge	Tel: +44 (0) 20 7678 8000
Sara Hale	Tel: +44 (0) 20 7678 8000

Citigate Dewe Rogerson (PR adviser to Iberdrola, S.A.)

Anthony Carlisle	Tel: +44 (0) 7973 611 888
Laure Lagrange	Tel: +44 (0) 7768 698 731

Scottish Power plc

Investor Relations: Peter Durman	Tel: +44 (0) 141 636 4527
Media Relations: Colin McSeveny	Tel: +44 (0) 141 636 4515

Morgan Stanley & Co. Limited (Financial adviser to Scottish Power plc)

Simon Robey	Tel: +44 (0) 20 7425 8000
Jonathan Grundy	Tel: +44 (0) 20 7425 8000
Iain Smedley	Tel: +44 (0) 20 7425 8000
Johan Hueffer	Tel: +44 (0) 20 7425 8000

Morgan Stanley & Co. International Limited (Joint broker to Scottish Power plc)

Alisdair Gayne	Tel: +44 (0) 20 7425 8000
Jon Bathard-Smith	Tel: +44 (0) 20 7425 8000

JPMorgan Cazenove Limited (Joint broker to Scottish Power plc)

David Mayhew	Tel: +44 (0) 20 7588 2828
Edmund Byers	Tel: +44 (0) 20 7588 2828
Barry Weir	Tel: +44 (0) 20 7588 2828
Matthew Lawrence	Tel: +44 (0) 20 7588 2828

Cardew Group. (PR adviser to Scottish Power plc)

Anthony Cardew	Tel: +44 (0) 20 7930 0777
Rupert Pittman	Tel: +44 (0) 20 7930 0777

Each of ABN AMRO Corporate Finance Limited and Hoare Govett Limited, which are authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Iberdrola and no one else in connection with the Offer and will not be responsible to anyone other than Iberdrola for providing the protections afforded to the clients of ABN AMRO Corporate Finance Limited or Hoare Govett Limited nor for providing advice in relation to the Offer or any matters or arrangement referred to in this announcement.

Each of Morgan Stanley & Co. Limited and Morgan Stanley & Co. International Limited are acting exclusively for ScottishPower and no one else in connection with the Offer and will not be responsible to anyone other than ScottishPower for providing the protections afforded to their clients nor for providing advice in relation to the Offer or any matter or arrangement referred to in this announcement.

JP Morgan Cazenove Limited is acting exclusively for ScottishPower and no one else in connection with the Offer and will not be responsible to anyone other than ScottishPower for providing the protections afforded to its clients nor for providing advice in relation to the Offer or any matter or arrangement referred to in this announcement.

Further Information on the Offer

The release, publication or distribution of this announcement in jurisdictions other than the United Kingdom may be restricted by law and therefore any persons who are subject to the laws of any jurisdiction other than the United Kingdom should inform themselves about, and observe any applicable restrictions.

Any failure to comply with the applicable restrictions may constitute a violation of the securities laws of any such jurisdiction. To the fullest extent permitted by applicable law, the companies involved in the proposed Offer disclaim any responsibility or liability for the violation of such restrictions by any person.

This announcement has been prepared for the purposes of complying with English law, the Listing Rules, the rules of the London Stock Exchange and the City Code and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws and regulations of any jurisdiction outside of the United Kingdom.

This announcement does not constitute an offer to purchase, sell or exchange or the solicitation of an offer to purchase, sell or exchange any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the acquisition or otherwise, nor shall there be any purchase, sale or exchange of securities or such solicitation in any jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction.

This announcement does not constitute a prospectus or prospectus equivalent document. ScottishPower Shareholders are advised to read carefully the formal documentation in relation to the Offer once the Scheme Document has been despatched.

Iberdrola reserves the right to elect to implement the Offer by way of a Takeover Offer, subject to the prior

consent of ScottishPower. If the Offer is carried out by way of Takeover Offer, the Takeover Offer may not be made, directly or indirectly, in or into Canada, Australia or Japan, or possibly certain other jurisdictions, and will not be capable of acceptance from or within Canada, Australia or Japan or any such other jurisdictions. Accordingly, copies of this announcement and all other documents relating to the Takeover Offer will not be, and must not be, mailed or otherwise forwarded, distributed or sent in, into or from Canada, Australia or Japan or any such other jurisdictions.

The availability of the New Iberdrola Shares, the Mix and Match Facility and the Loan Note Alternative under the terms of the Offer to persons who are not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions in which they are located. Persons who are not resident in the United Kingdom should inform themselves of, and observe, any applicable requirements. Further details in relation to Overseas Persons who are ScottishPower Shareholders will be contained in the Scheme Document.

The Iberdrola Shares and any Loan Notes to be issued in connection with the proposed Offer may not be offered or sold in the United States except pursuant to an effective registration statement under the US Securities Act or pursuant to a valid exemption from registration.

To the extent that the Offer is effected by way of the Scheme, the New Iberdrola Shares to be issued to ScottishPower Shareholders under the terms of the Scheme have not been, and will not be, registered under the US Securities Act, under the securities laws of any state, district or other jurisdiction of the United States, or of Canada, Australia or Japan and no regulatory clearances in respect of the New Iberdrola Shares have been, or will be, applied for in any jurisdiction. It is expected that the New Iberdrola Shares will be issued in reliance upon the exemption from the registration requirements of the US Securities Act provided by Section 3(a)(10) thereof. Under applicable US securities laws, ScottishPower Shareholders who are or will be deemed to be 'affiliates' of ScottishPower or Iberdrola prior to, or of Iberdrola after, the Effective Date will be subject to certain transfer restrictions relating to the New Iberdrola Shares received in connection with the Scheme.

The Loan Notes to be issued pursuant to the Loan Note Alternative have not been, and will not be, listed on any stock exchange and have not been, and will not be registered under the US Securities Act or under the securities laws of any state or other jurisdiction of the United States; the relevant clearances have not been, and will not be, obtained from the securities commission of any province of Canada; nor has any prospectus been lodged with, or registered by, the Australian Securities and Investments Commission; nor have any steps been taken, nor will any steps be taken, to enable the Loan Notes to be offered in compliance with the applicable securities laws of Japan. Accordingly, unless an exemption under relevant securities law is available, the Loan Notes may not be offered, sold, resold, delivered or transferred, directly or indirectly, in or into a Loan Note Restricted Jurisdiction in which an offer of Loan Notes would constitute a violation of the relevant laws of, or require registration of the Loan Notes in, such jurisdiction or to, or for the account or benefit of, a person located in a Loan Note Restricted Jurisdiction.

Whether or not a ScottishPower Shareholder's ScottishPower Shares are voted at any Court Meeting or the ScottishPower EGM, if the Offer becomes Effective, the ScottishPower Shares held by all ScottishPower Shareholders will be acquired pursuant to the Scheme and ScottishPower Shareholders will, subject to the Mix and Match Facility and the Loan Note Alternative, receive a payment of 400 pence (Euro 5.90) *in cash*

and 0.1646 of a New Iberdrola Share for every ScottishPower Share.

ScottishPower will prepare the Scheme Document to be distributed to ScottishPower Shareholders. Iberdrola and ScottishPower urge ScottishPower Shareholders to read the Scheme Document when it becomes available because it will contain important information relating to the Offer. ScottishPower Shareholders may obtain a free copy of the Scheme Document when it becomes available.

Any response in relation to the Offer should be made only on the basis of the information contained in the Scheme Document or any document by which the Takeover Offer is made.

If the Offer were to be made by way of a Takeover Offer, to the extent that the Iberdrola Shares issued in connection with the proposed Takeover Offer are required to be registered in the United States, a registration statement on Form F-4, which will include a prospectus, will be filed with the SEC. If an exemption from the registration requirements of the US Securities Act is available, the Iberdrola Shares issued in connection with the proposed Offer will be made available within the United States pursuant to such exemption and not pursuant to an effective registration statement on Form F-4. ***ScottishPower shareholders are strongly advised to read the registration statement and prospectus, if and when available, and any other relevant documents made available to them and/or the SEC or other applicable regulatory authorities, as well as any amendments or supplements to those documents, because they will contain important information. ScottishPower Shareholders should also read the related solicitation/recommendation statement on Schedule 14D-9 that may be filed with the SEC by ScottishPower relating to any takeover offer.*** *If and when filed, investors may obtain free copies of the registration statement, the prospectus as well as other relevant documents filed with the SEC, at the SEC's website at www.sec.gov and will receive information at an appropriate time on how to obtain these transaction-related documents for free from the parties involved or a duly appointed agent.*

Persons receiving copies of this announcement and all other documents relating to the Offer (including, without limitation, nominees, trustees and custodians) should observe these restrictions and must not mail or otherwise forward, distribute or send such documents in, into or from Canada, Australia, Japan or any such other jurisdictions in violation of these restrictions and applicable laws. Doing so could, among other things, invalidate any related purported acceptance of the Takeover Offer. The Takeover Offer would be made in accordance with the requirements of the City Code.

The Offer relates to the shares of a Scottish company and is proposed to be made by means of a scheme of arrangement under Section 425 of the Act which will be governed by Scots law. A transaction effected by means of a scheme of arrangement is not subject to the tender offer rules under the Exchange Act. Accordingly, the Scheme is subject to the disclosure requirements, rules and practices applicable in the United Kingdom to schemes of arrangement, which differ from the requirements of US tender offer rules. Financial information included in the relevant documentation will have been prepared in accordance with accounting standards applicable in the UK that may not be comparable to the financial statements of US companies.

Forward Looking Statements

This announcement contains statements about Iberdrola and ScottishPower that are or may be forward looking statements, including for the purposes of the US Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts included in this announcement may be forward looking statements. Without limitation, any statements preceded or followed by or that include the words "targets", "plans", "believes", "expects", "aims", "intends", "will", "should", "may", "anticipates", "estimates", "projects", "strategy" or, words or terms of similar substance or the negative thereof, are forward looking statements. Forward looking statements include statements relating to the following: (i) the expected timetable for completing this transaction, future capital expenditures, expenses, revenues, earnings, synergies, economic performance, indebtedness, financial condition, dividend policy, losses and future prospects of Iberdrola, ScottishPower or the combined group; (ii) business and management strategies and the expansion and growth of Iberdrola's, ScottishPower's or the Enlarged Group's operations and potential synergies resulting from the Offer; and (iii) the effects of government regulation on Iberdrola's, ScottishPower's or the Enlarged Group's business.

These forward looking statements are not guarantees of future performance. They have not been reviewed by the auditors of Iberdrola or ScottishPower. These forward looking statements involve known and unknown risks, uncertainties and other factors which may cause them to differ from the actual results, performance or achievements expressed or implied by such forward looking statements. These forward looking statements are based on numerous assumptions regarding the present and future business strategies of such persons and the environment in which each will operate in the future. Investors are cautioned not to place undue reliance on the forward looking statements, which speak only as of the date they were made. All subsequent oral or written forward looking statements attributable to Iberdrola or ScottishPower or any of their respective Directors, officers or employees or any persons acting on their behalf are expressly qualified in their entirety by the cautionary statement above. All forward looking statements included in this announcement are based on information available to us on the date hereof. Investors should not place undue reliance on such forward looking statements, and we undertake no obligation to publicly update or revise any forward looking statements.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the City Code, if any person is, or becomes, "interested" (directly or indirectly) in one per cent. or more of any class of "relevant securities" of Iberdrola or ScottishPower, all "dealings" in any "relevant securities" of that company (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the Offer becomes effective, lapses or is otherwise withdrawn or on which the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of Iberdrola or ScottishPower, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the City Code, all "dealings" in "relevant securities" of Iberdrola or of ScottishPower by Iberdrola or ScottishPower, or by any of their respective "associates", must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the City Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, you should consult the Panel.

APPENDIX I
CONDITIONS TO THE IMPLEMENTATION OF THE SCHEME AND THE OFFER AND CERTAIN FURTHER TERMS OF THE OFFER

The Offer will, if it is implemented by way of the Scheme, be conditional upon the Scheme becoming Effective by 31 July 2007 or such later date as Iberdrola and ScottishPower may, with the consent of the Panel, agree and (if required) the Court may allow.

1. The Scheme will be subject to the following conditions:

   (a) the approval by a majority in number representing not less than three-fourths in value of the holders of ScottishPower Shares present and voting, whether in person or by proxy, at the Court Meeting(s) (or any adjournment thereof);

   (b) the ScottishPower EGM Resolution being duly passed by the requisite majority at the ScottishPower EGM (or any adjournment thereof);

   (c) the sanction of the Scheme (with or without modification (but subject to such modification being acceptable to Iberdrola and ScottishPower)) and the confirmation of the associated Capital Reduction by the Court, an office copy of the Court Order and the minute of such reduction attached thereto being delivered for registration to the Registrar of Companies and, in relation to the Capital Reduction, being registered by him;

   (d) the negotiation and filing with the CNMV of the applicable documentation relating to the issue of the New Iberdrola Shares; and

   (e) the passing at the Iberdrola Shareholders' Meeting (or at any adjournment of such meeting) of such resolution or resolutions as may be necessary or desirable to approve, effect and implement the Offer and the acquisition of ScottishPower Shares pursuant to the Offer (as such resolutions may be set out in the Iberdrola Shareholder Circular, including a resolution or resolutions to increase the share capital of Iberdrola and authorise the creation and allotment of New Iberdrola Shares), the making of any offer, proposal or other arrangement to holders of options under the ScottishPower Share Schemes and any necessary increases of the authorised share capital of Iberdrola and allotment and issue of Iberdrola Shares in relation thereto.

2. In addition, Iberdrola and ScottishPower have agreed that the Offer will be conditional upon the following matters and, accordingly the necessary actions to make the Scheme Effective will not be taken unless such Conditions have been satisfied or waived prior to the Scheme being sanctioned by the Court in accordance with this paragraph 0 below:

   (a) (i) the European Commission indicating that it will not initiate proceedings under Article 6(1)(c) of Council Regulation (EC) No. 139/2004 (the "**Regulation**") in

relation to the proposed Offer or any matter arising from or relating to the proposed Offer;

(ii) if the European Commission makes a referral under Article 9 of the Regulation to the competent authorities of the UK it being established, in terms reasonably satisfactory to Iberdrola, that neither the proposed Offer nor any matter arising from or relating to the proposed Offer will be referred to the Competition Commission;

(iii) if the European Commission makes a referral under Article 9 of the Regulation to the competent authorities in Spain it being established, in terms reasonably satisfactory to Iberdrola that neither the proposed Offer nor any matter arising from or relating to the proposed Offer will be referred to the Tribunal de Defensa de la Competencia for a second phase review; and

(iv) no member state of the European Union taking steps to protect its legitimate interests pursuant to Article 21(4) of the Regulation which could reasonably foreseeably involve the imposition of measures which would be material in the context of the Iberdrola Group; and

(b) the Spanish national energy commission (*Comision Nacional de la Energia*) ("**CNE**") has approved the Offer, to the extent applicable, in terms reasonably satisfactory to Iberdrola;

(c) all consents, authorisations, orders, permits and approvals of (or registrations, declarations, notices or filings with) (hereinafter referred to as "**Filings and Approvals**") any court, tribunal, arbitrator, authority, agency, commission, official or other instrumentality of the United States or any state, county, city or other political subdivision thereof (including, without limitation, the US Federal Trade Commission, the US Department of Justice, the US Treasury Department, the US Federal Energy Regulatory Commission and any state public utility commissions) (each a "**US Regulatory Authority**") required in connection with the execution, delivery and performance of this announcement and the consummation of the Offer (including, but not limited to, Filings and Approvals under the US Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, the Exon-Florio provision of the Defence Production Act of 1950, as amended by Section 5021 of the Omnibus Trade and Competitiveness Act of 1988, Sections 203, 204 and 205 of the US Federal Power Act, including implementing regulations, as amended, the Public Utility Holding Act of 2005, including implementing regulations, the Public Utility Regulatory Practices of 1978, including implementing regulations, the Omnibus Trade and Competitiveness Act of 1988 and any applicable state legislation) having been obtained or made and the expiration of all or any applicable waiting periods, including any extensions thereof, no action by the relevant regulatory authority having been reversed, stayed, enjoined, set aside, annulled or suspended, all conditions to the consummation of such transactions prescribed by law, regulation or order having been satisfied and all opportunities for rehearing and/or appeals having been exhausted, except for filings in connection with the Offer and any other

documents which shall be filed after the Effective Date and except where failure to have obtained or made any such consent, authorisation, order, permit, approval, filing or registration would not be material in the context of the Wider ScottishPower Group;

(d) no Relevant Authority having decided to take, institute, implement or threaten any action, proceeding, suit, investigation, enquiry or reference or enacted, made or proposed and there not continuing to be outstanding any statute, regulation, notice, order or decision that would or might be reasonably expected to:

(i) make the Offer or the acquisition or proposed acquisition of any shares or any securities in, or control or management of, ScottishPower by Iberdrola or any member of the Wider Iberdrola Group void, unenforceable and/or illegal in any jurisdiction or directly or indirectly prohibit, restrain, prevent or otherwise restrict, materially delay or otherwise interfere with the implementation of, or impose material additional conditions or obligations with respect to, or otherwise challenge or interfere with, the Offer or the acquisition of any shares or any securities in, or control or management of, ScottishPower by any member of the Wider Iberdrola Group;

(ii) require, prevent or delay the divestiture (or alter the terms of any proposed divestiture) by the Wider Iberdrola Group or the Wider ScottishPower Group of all or any part of their respective businesses, assets or properties, ownership of any of their respective assets or properties or any part thereof which is material in the context of the Wider Iberdrola Group;

(iii) impose any limitation on, or result in any delay in, the ability of any member of the Wider Iberdrola Group to acquire or hold or exercise effectively, directly or indirectly, all or any rights of ownership of shares or other securities (or the equivalent) in, or to exercise management control over, any member of the Wider ScottishPower Group or on the ability of any member of the Wider ScottishPower Group to hold or exercise effectively, directly or indirectly, all or any rights of ownership of shares or other securities (or the equivalent) in, or to exercise management control over, any other member of the Wider ScottishPower Group in a manner which is material in the context of the Wider ScottishPower Group;

(iv) other than in the implementation of the Offer, require any member of the Wider Iberdrola Group or of the Wider ScottishPower Group to acquire or offer to acquire any shares or other securities (or the equivalent) or interest in any member of the Wider ScottishPower Group or any member of the Wider Iberdrola Group which is material in the context of the Wider Iberdrola Group;

(v) impose any material limitation on the ability of any member of the Wider Iberdrola Group or the Wider ScottishPower Group to integrate or co-ordinate its business, or any part of it, with the businesses or any part of the businesses of any

member of the Wider Iberdrola Group and/or the Wider ScottishPower Group or conduct all or part of their respective businesses which is material in the context of the Wider ScottishPower Group; or

(vi) otherwise adversely affect the business, assets, financial or trading position or profits or prospects of any member of the Wider Iberdrola Group or of the Wider ScottishPower Group to an extent which would be material in the context of the Wider Iberdrola Group or the Wider ScottishPower Group (as the case may be),

and all applicable waiting and other time periods during which any such Relevant Authority could decide to take, institute, implement or threaten any such action, proceeding, suit, investigation, enquiry or reference or take any other step under the laws of any jurisdiction having expired, lapsed or been terminated;

(e) all necessary filings, applications and/or notifications having been made and all appropriate waiting periods (including any extensions thereof) under any applicable legislation or regulation of any jurisdiction having expired, lapsed or been terminated in each case in respect of the Offer and the acquisition of any shares or other securities in, or control of, ScottishPower by Iberdrola or any member of the Wider Iberdrola Group and all authorisations, orders, grants, recognitions, confirmations, licences, consents, clearances, permissions and approvals ("**authorisations**") necessary in any jurisdiction for or in respect of the Offer and the proposed acquisition of any shares or other securities in, or control or management of, ScottishPower by Iberdrola or any member of the Wider Iberdrola Group being obtained in terms and in a form satisfactory to Iberdrola, acting reasonably, from appropriate Relevant Authorities or from any persons or bodies with whom any member of the Wider Iberdrola Group or the Wider ScottishPower Group has entered into contractual arrangements and such authorisations together with all authorisations necessary or appropriate for any member of the Wider ScottishPower Group to carry on its business remaining in full force and effect in each case where the absence of such authorisation would have a material adverse effect on the Wider ScottishPower Group and there being no notice or other intimation of any intention to revoke, suspend, restrict or modify or not to renew any of the same having been made and all necessary statutory or regulatory obligations in any jurisdiction having been complied with;

For the avoidance of doubt, Iberdrola acknowledges that the Offer will not be conditional upon any steps which OFGEM may or may not take prior to the Effective Date, including but not limited to any steps which OFGEM may take to seek modifications to any of the licences held by ScottishPower;

(f) save as fairly disclosed to Iberdrola by or on behalf of ScottishPower or as publicly announced by ScottishPower by the delivery of an announcement to a Regulatory Information Service before the date of this announcement, or as disclosed in the Annual Report and Accounts or the US Annual Report on Form 20-F of ScottishPower for the financial year ended 31 March 2006 or in ScottishPower's financial statements for the six

months ended 30 September 2006 announced on 14 November 2006 or included herein, there being no provision of any agreement, arrangement, licence, permit, franchise or other instrument to which any member of the Wider ScottishPower Group is a party or by or to which any such member or any of its assets is or may be bound, entitled or subject which in consequence of the Offer or the acquisition or proposed acquisition by any member of the Wider Iberdrola Group of any shares or other securities in the control or management of, ScottishPower, would or might result in:

(i) any monies borrowed by or any other indebtedness (actual or contingent) of, or any grant available to, any such member of the Wider ScottishPower Group becoming repayable or capable of being declared repayable immediately or earlier than the stated repayment date or the ability of such member to borrow monies or incur any indebtedness being or becoming capable of being withdrawn or inhibited;

(ii) the creation or enforcement of any mortgage, charge or other security interest over the whole or any part of the business, property or assets of any such member of the Wider ScottishPower Group or any such security interest (whenever arising or having arisen) becoming enforceable;

(iii) any assets or interest of any such member of the Wider ScottishPower Group being or falling to be disposed of or charged or any right arising under which any such asset or interest could be required to be disposed of or charged;

(iv) the interest or business of any such member of the Wider ScottishPower Group in or with any other person, firm or company (or any agreements or arrangements relating to such interest or business) being terminated or adversely affected;

(v) any such member of the Wider ScottishPower Group ceasing to be able to carry on business under any name under which it presently does so;

(vi) the value of any such member of the Wider ScottishPower Group or its financial or trading position or prospects being prejudiced or adversely affected;

(vii) any such agreement, arrangement, licence, permit, franchise or other instrument or the rights, liabilities, obligations or interests of any such member being terminated or adversely modified or any onerous obligation arising or any adverse action being taken or arising thereunder; or

(viii) the creation of any liabilities (actual or contingent) by any such member,

and which in each such case would be material in the context of the Wider ScottishPower Group, and no event having occurred which, under any provision of any agreement, arrangement, licence, permit, franchise or other instrument to which any member of the

Wider ScottishPower Group is a party or by or to which any such member or any of its assets may be bound or be subject, is likely to result in any events or circumstances as are referred to in subparagraphs 0 to 0 of this paragraph 0 and which in each such case would be material in the context of the Wider ScottishPower Group;

(g) save as fairly disclosed to Iberdrola by or on behalf of ScottishPower or as publicly announced by ScottishPower by the delivery of an announcement to a Regulatory Information Service before the date of this announcement, or as disclosed in the Annual Report and Accounts or US Annual Report on Form 20-F of ScottishPower for the year ended 31 March 2006 or in ScottishPower's financial statements for the six months ended 30 September 2006 announced on 14 November 2006, no member of the Wider ScottishPower Group having since 31 March 2006:

(i) issued or agreed to issue or authorised the issue of additional shares or securities of any class, or securities convertible into or exchangeable for, or rights, warrants or options to subscribe for or acquire, any such shares or convertible securities;

(ii) save in respect of the ScottishPower B Shares, recommended, declared, paid or made any bonus, dividend or other distribution, whether payable in cash or otherwise or proposed to do any of the foregoing (other than a distribution by any wholly-owned subsidiary of ScottishPower) and save for the interim dividend of 11.4p per ScottishPower Share payable by ScottishPower to the ScottishPower Shareholders in respect of the six months ended 30 September 2006 and any final dividend in respect of the financial year ending 30 March 2007 to the extent such dividend is in the ordinary course of business and is consistent with ScottishPower's publicly announced dividend policy; provided however, that and notwithstanding any disclosure to ScottishPower prior to the date of this announcement, ScottishPower shall not be entitled to pay and ScottishPower Shareholders shall not be entitled to receive such final dividend in the event that the Offer becomes Effective prior to 11:59 pm on 31 May 2007;

(iii) implemented or authorised any merger or demerger or acquired or disposed of or transferred, mortgaged or charged, or created any other security interest over, any asset or any right, title or interest in any asset or authorised, proposed or announced its intention to propose the same in each case which is material in the context of the Wider ScottishPower Group;

(iv) entered into, implemented or authorised any reconstruction, amalgamation, scheme or other transaction or arrangement other than transactions between wholly-owned members of the ScottishPower Group;

(v) save in respect of the ScottishPower B Shares and the ScottishPower Deferred Shares, purchased, redeemed or repaid any of its own shares or other securities or reduced or made or authorised any other change in its share capital;

(vi) made, proposed, authorised or announced its intention to make, propose or authorise any change in its loan capital or issued or authorised the issue of any debentures or incurred or increased any material indebtedness or become subject to any material contingent liability;

(vii) entered into, varied or terminated, or authorised the entry into, variation or termination of, any contract, commitment or arrangement (whether in respect of capital expenditure or otherwise) which is outside the ordinary course of business or which is of a long term, onerous or unusual nature or magnitude or which involves or could involve an obligation of a nature or magnitude which is material in the context of the Wider ScottishPower Group;

(viii) entered into any contract, commitment or arrangement which would be restrictive on the business of any member of the Wider ScottishPower Group which is material in the context of the Wider ScottishPower Group;

(ix) been unable, or admitted in writing that it is unable, to pay its debts or having stopped or suspended (or threatened to stop or suspend) payment of its debts generally or having entered into or taken steps to enter into a moratorium, composition, compromise or arrangement with its creditors in respect of its debts or ceased or threatened to cease carrying on all or a substantial part of its business;

(x) taken any corporate action or (to an extent which is material in the context of the Wider ScottishPower Group) had any step, application, filing in court, notice or legal proceedings started or served or threatened against it for its winding-up (voluntary or otherwise), dissolution or reorganisation (or for any analogous proceedings or steps in any jurisdiction) or for the appointment of a receiver, administrator, administrative receiver, liquidator, trustee or similar officer (or for the appointment of any analogous person in any jurisdiction) of all or any of its assets and revenues;

(xi) waived, compromised or settled any claim to an extent which is material in the context of the Wider ScottishPower Group;

(xii) entered into or varied or made an offer (which remains open for acceptance) to vary the terms of any contract, commitment or arrangement with any director or senior executive of ScottishPower or changed or entered into any commitment to change the terms of any ScottishPower Share Schemes;

(xiii) made or consented to any change to the terms of the trust deeds constituting the pension schemes established for its directors and/or employees and/or their dependants or to the benefits which accrue, or to the pensions which are payable

thereunder, or to the basis on which qualification for or accrual or entitlement to such benefits or pensions are calculated or determined, or to the basis upon which the liabilities (including pensions) of such pension schemes are funded or made, or agreed or consented to, any change to the trustees in each case as would be material in the context of the pension schemes operated by the ScottishPower Group; or

(xiv) entered into any contract, commitment or arrangement or passed any resolution or made any offer (which remains open for acceptance) which is material in the context of the Wider ScottishPower Group with respect to, or proposed or announced any intention to effect or propose, any of the transactions, matters or events referred to in this condition;

(h) since 31 March 2006 save as fairly disclosed to Iberdrola by or on behalf of ScottishPower or as publicly announced by ScottishPower by the delivery of an announcement to a Regulatory Information Service before the date of this announcement, or as disclosed in the Annual Report and Accounts or US Annual Report on Form 20-F of ScottishPower for the year ended 31 March 2006 or in ScottishPower's financial statements for the six months ended 30 September 2006 announced on 14 November 2006:

(i) no adverse change or deterioration having occurred in the business, assets, financial or trading position or profits or prospects of any member of the Wider ScottishPower Group which in any such case is material in the context of the Wider ScottishPower Group;

(ii) no litigation, arbitration proceedings, prosecution or other legal proceedings having been threatened, announced, instituted or remaining outstanding by, against or in respect of any member of the Wider ScottishPower Group or to which any member of the Wider ScottishPower Group is a party (whether as claimant or defendant or otherwise) and no investigation by any Relevant Authority or other investigative body against or in respect of any member of the Wider ScottishPower Group having been threatened, announced, instituted or remaining outstanding by, against or in respect of any member of the Wider ScottishPower Group which in any such case is material in the context of the Wider ScottishPower Group;

(iii) no contingent or other liability having arisen which would or might materially and adversely affect any member of the Wider ScottishPower Group taken as a whole; and

(iv) no steps having been taken which are likely to result in the withdrawal (without replacement), cancellation or termination of any licence permit or consent held by any member of the Wider ScottishPower Group which is necessary for the carrying on by the ScottishPower Group of the business and is material in the

context of the Wider ScottishPower Group;

(i) save as fairly disclosed to Iberdrola by or on behalf of ScottishPower or as publicly announced by ScottishPower by the delivery of an announcement to a Regulatory Information Service before the date of this announcement, or as disclosed in the Annual Report and Accounts or US Annual Report on Form 20-F of ScottishPower for the year ended 31 March 2006 or in ScottishPower's financial statements for the six months ended 30 September 2006 announced on 14 November 2006, Iberdrola not having discovered:

 (i) that any financial, business or other information concerning the Wider ScottishPower Group publicly disclosed at any time by any member of the Wider ScottishPower Group is misleading, contains a misrepresentation of fact or omits to state a fact necessary to make the information contained therein not misleading;

 (ii) that any member of the Wider ScottishPower Group or any partnership, company or other entity in which any member of the Wider ScottishPower Group has an interest is subject to any liability, contingent or otherwise, which is material in the context of the Wider ScottishPower Group; or

 (iii) any information which affects the import of any information disclosed at any time by or on behalf of the Wider ScottishPower Group and which is material in the context of the Wider ScottishPower Group;

(j) save as fairly disclosed to Iberdrola by or on behalf of ScottishPower or as publicly announced by ScottishPower by the delivery of an announcement to a Regulatory Information Service before the date of this announcement, or as disclosed in the Annual Report and Accounts or US Annual Report on Form 20-F of ScottishPower for the year ended 31 March 2006 or in ScottishPower's financial statements for the six months ended 30 September 2006 announced on 14 November 2006, Iberdrola not having discovered that:

 (i) any past or present member of the Wider ScottishPower Group has failed to comply with any applicable legislation, regulation or common law of any jurisdiction or any notice, order or requirement of any Relevant Authority with regard to the use, treatment, storage, handling, transport, disposal, discharge, spillage, presence, release, leak or emission of any waste or hazardous or harmful substance or any substance likely to impair the environment or harm human or animal health or otherwise relating to environmental and/or health and safety matters or that there has otherwise been any such use, treatment, storage, handling, transport, disposal, discharge, presence, spillage, release, leak or emission (whether or not the same constituted non-compliance by any person with any such legislation or regulation, and whenever the same may have taken place), any of which would be likely to give rise to any liability (whether actual or contingent) or cost on the part of any member of the Wider ScottishPower Group

which would be material in the context of the Wider ScottishPower Group; or

(ii) there is or is likely to be any unplanned obligation or liability (whether actual or contingent) to make good, repair, reinstate, remediate or clean up any property now or previously owned, occupied, operated or made use of or controlled by any past or present member of the Wider ScottishPower Group or any other property or controlled water under any environmental legislation, regulation, common law, notice or circular or order of any Relevant Authority in any jurisdiction which would be material in the context of the Wider ScottishPower Group.

Iberdrola reserves the right to waive all or any of the conditions in 2, in whole or in part.

For the avoidance of doubt, Iberdrola will not invoke the conditions set out in paragraph 2(a) to (j) inclusive so as to cause the Offer to lapse or to be withdrawn unless the circumstances which give rise to the right to invoke the relevant condition(s) are of material significance to Iberdrola in the context of the Offer or unless a failure to do so would result in Iberdrola being in breach of any Law.

If Iberdrola is required by the Panel to make an offer or offers for any ScottishPower Shares under Rule 9 of the City Code, Iberdrola may make such alterations to the above conditions as are necessary to comply with the provisions of that Rule.

The Offer will not proceed if, before the date of the Court Meeting and the ScottishPower EGM, the European Commission initiates proceedings under Article 6(1)(c) of the Regulation in respect of the Offer or any matter arising from or relating to the Offer or, following a referral by the European Commission to a competent authority in the United Kingdom under Article 9(1) of the Regulation the Offer or any matter arising from or relating to the Offer is referred to the Competition Commission.

Iberdrola reserves the right to elect to effect the Offer by way of a Takeover Offer, subject to the prior consent of ScottishPower. In such event, such offer will be implemented on and subject to the same terms and conditions (subject to appropriate amendments, including (without limitation) an acceptance condition set at 90 per cent. of the ScottishPower Shares to which such offer relates (but capable of waiver in accordance with Rule 10 of the City Code) in substitution for condition 1), so far as applicable, to those that would apply to the Scheme.

The Offer will be governed by English law and will be subject to the jurisdiction of the English Courts. The rules of the City Code will, so far as they are appropriate, apply to the Offer and the Scheme. The Scheme will be governed by Scots law and will be subject to the jurisdiction of the Scottish Courts.

APPENDIX II
BASES AND SOURCES

In this announcement:

(a) the value placed by the Offer on the existing ScottishPower Shares (approximately £11.6 billion) (Euro 17.1 billion) is based on 1,488,277,092 ScottishPower Shares in issue on 27 November 2006, the last Business Day prior to the date of this announcement;

(b) the Closing Prices of the ScottishPower Shares referred to in this announcement are derived from the Daily Official List of the London Stock Exchange;

(c) the Closing Prices of the Iberdrola Shares referred to in this announcement are derived from the data of the SIBE (as published in the official bulletin (*boletin de cotizacion*) of the Madrid Stock Exchange);

(d) the exchange rate used in this announcement is Euro 1.4755:£1; and

(e) unless otherwise stated, the financial information relating to ScottishPower and Iberdrola is extracted from the consolidated financial statements of ScottishPower and Iberdrola for the relevant period.

APPENDIX III
DEFINITIONS

Act	means the Companies Act 1985, as amended;
Alternative Proposal	means a proposed offer, merger, acquisition, scheme of arrangement, recapitalisation or other business combination relating to any direct or indirect acquisition of 50 per cent. or more of the ScottishPower Shares or all or any material part of the business or assets of the ScottishPower Group proposed by any third party which is not a concert party (as defined in the City Code) of Iberdrola;
Automated Quotation System	means the electronic trading system which links the Bolsas de Valores (stock exchanges) in Spain;
Bolsas de Valores	means the Bolsas de Valores (stock exchanges) of Madrid, Barcelona, Bilbao and Valencia;
Business Day	means a day (other than Saturday or Sunday) on which banks are generally open for business in the City of London, Edinburgh, New York and Madrid;
Capital Reduction	means the proposed reduction of share capital of ScottishPower pursuant to the Scheme;
CCGTs	means combined cycle generating turbines;
City Code	means the UK City Code on Takeovers and Mergers;
Closing Price	means the closing middle-market price of the relevant share as derived from, in the case of ScottishPower, the Daily Official List of the London Stock Exchange and, in the case of Iberdrola, the closing price of the SIBE as published in the official bulletin (*boletin de cotizacion)* of the Madrid Stock Exchange;
CNMV	means Comisión Nacional del Mercado de Valores;
Conditions	means the conditions to the Offer set out in Appendix 1;
Convertible Bondholders	means the holders of the Convertible Bonds;
Convertible Bonds	means US$700,000,000 4 per cent. step-up perpetual subordinated guaranteed convertible bonds issued by ScottishPower Finance

	(Jersey) Limited convertible into fully paid 4 per cent. exchangeable redeemable preference shares of ScottishPower Finance (Jersey) Limited which are guaranteed by and which will be exchangeable immediately upon issue for ScottishPower Shares;
Court	means Court of Session in Edinburgh, Scotland;
Court Hearings	means the hearings by the Court of the petition to sanction the Scheme and to confirm the cancellation and extinguishment of the ScottishPower Shares provided for by the Scheme under section 137 of the Act;
Court Meeting	means the meeting or meetings of the ScottishPower Shareholders (or any adjournment thereof) to be convened pursuant to the order of the Court under section 425 of the Act for the purpose of considering, and if thought fit, approving the Scheme (with or without amendment);
Court Order(s)	means the order(s) of the Court sanctioning the Scheme under section 425 of the Act and confirming the reduction of share capital provided for by the Scheme under section 137 of the Act;
CREST	means the computerised settlement system to facilitate the transfer of title to shares in uncertificated form operated by CrestCo Limited;
Deposit Agreement	means the amended and restated deposit agreement between ScottishPower and Morgan Guaranty Trust Company of New York, as depository, and the holders from time to time of the ADSs thereunder, including the form of ADSs as filed on Form F-6 with the SEC on 24 April 2001;
Depositary	means JPMorgan Chase Bank N.A.;
EBITDA	means earnings before interest, tax and depreciation;
Effective	means: if the Offer is implemented by way of the Scheme, the Scheme having become effective pursuant to its terms; or if the Offer is implemented by way of a Takeover Offer, the Takeover Offer having been declared or become unconditional in all respects in accordance with the City Code;
Effective Date	means the date on which the Offer becomes Effective;

Enlarged Iberdrola Group	means the Iberdrola Group (including the ScottishPower Group) following the Effective Date;
Enterprise Value	means market capitalisations (as at 27 November 2006) plus latest reported net debt including minority interests);
Euro	means the lawful currency of the member states of the European Union that have adopted a single currency in accordance with the treaty establishing the European Community as amended by the treaty on the European Union;
Exchange Act	means US Securities Exchange Act of 1934, as amended;
Exon-Florio Filing	means the filing pursuant to the Exon-Florio provision of the Defence Production Act of 1950, as amended by Section 5021 of the Omnibus Trade and Competitiveness Act of 1988 administered by the US Treasury Department through the Committee on Foreign Investment in the United States;
FSA	means the Financial Services Authority acting in its capacity as the competent authority for the purposes of Part VI of the UK Financial Services and Markets Act 2000;
Groups	means the Iberdrola Group and the ScottishPower Group;
Iberclear	Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, SAU;
Iberdrola	means Iberdrola, S.A.;
Iberdrola Directors or **Board of Iberdrola** or **Iberdrola Board**	means the board of directors of Iberdrola;
Iberdrola Group	means Iberdrola and its subsidiaries and, where the context permits, each of them;
Iberdrola Shareholder Circular	means the notice convening the Iberdrola Shareholders' Meeting and the information and documentation to be made available to Iberdrola Shareholders outlining the Offer;
Iberdrola Shareholders' Meeting	means the general shareholders meeting of Iberdrola to be convened to consider, and if thought fit, approve, amongst other things, the issue of the New Iberdrola Shares in connection with Offer;

Iberdrola Shares	the common shares (*acciones ordinarias*) of Euro 3 each in the capital of Iberdrola;
Implementation Agreement	means the implementation agreement between Iberdrola and ScottishPower dated 28 November 2006;
Inducement fee	means £50,000,000;
KWh	means kilowatt hours;
Laws	means all laws, statues, secondary and subordinate legislation, judgements, orders, decisions and interpretation of any law by any court, authority and/or government department of agency plus any international or EU treaties and regulations;
LIBOR	means the rate of interest determined by Iberdrola on the basis of the average (rounded down where necessary to the nearest whole multiple of one-sixteenth of 1.0 per cent.) of the respective rates per annum at which any two London clearing banks selected by Iberdrola are prepared to offer six month Sterling deposits of £2 million to leading banks in the London inter-bank market at or about 11.00 am (London time) on the first Business Day of the relevant interest period and a certificate in writing, under the hand of a duly authorised official of Iberdrola, shall be conclusive evidence of that rate;
Listing Rules	means the Listing Rules of the FSA as amended from time to time and contained in the FSA's publication of the same name;
LNG	means liquefied natural gas;
Loan Note Alternative	means the alternative whereby ScottishPower Shareholders (other than ScottishPower Shareholders in Loan Note Restricted Jurisdictions, US resident holders of ScottishPower Shares and ScottishPower ADS Holders) may elect to receive Loan Notes instead of some or all of the cash consideration to which they would otherwise be entitled under the Offer;
Loan Note Elected Shares	means the ScottishPower Shares (if any) in respect of which valid elections for the Loan Note Alternative are made in accordance with its terms;
Loan Note Form of Election	means the forms of election relating to the Offer which will accompany the Scheme Document;

Loan Notes	means the floating rate unsecured loan notes of Iberdrola, or a wholly owned subsidiary of Iberdrola and guaranteed by Iberdrola, issued pursuant to the Loan Note Alternative;
Loan Note Restricted Jurisdictions	means any of the United States, Australia, Canada or Japan or any jurisdiction where extension or acceptance of the Loan Note Alternative would violate the law of that jurisdiction;
London Stock Exchange	means The London Stock Exchange plc;
Mix and Match Facility	means the mix and match facility under which ScottishPower Shareholders may, subject to availability, elect to vary the proportions of New Iberdrola Shares and cash they will receive under the Offer, subject to the elections made by other ScottishPower Shareholders;
MW	means megawatt;
MWh	means megawatt hours;
New Iberdrola Shares	means the Iberdrola Shares proposed to be issued to ScottishPower Shareholders, credited as fully paid, under the Offer;
Offer	means the proposed acquisition of the ScottishPower Shares by Iberdrola or Iberdrola and a member of the Iberdrola Group to be implemented by means of the Scheme (or, if Iberdrola so elects, subject to ScottishPower's prior consent, a Takeover Offer) on the terms and subject to the Conditions set out in this announcement and to be set out in the Scheme Document (or the Offer Document (as the case may be)) and where the context admits, any subsequent revision, variation, extension or renewal thereof;
Offer Document	means in the event Iberdrola elects, subject to ScottishPower's prior consent, to conduct the Offer by means of a Takeover Offer the document containing the offer to be sent to ScottishPower Shareholders;
Official List	means The Official List of the FSA;
OFGEM	means the Office of Gas and Electricity Markets;
Overseas Persons	means Iberdrola Shareholders who are resident in, ordinarily resident in, or citizens of, jurisdiction outside the United Kingdom;
Panel	means the Panel on Takeovers and Mergers;

RAB	means regulated asset base;
Registrar of Companies	means the Registrar of Companies for Scotland;
Regulatory Information Service	means any of the services set out in Appendix 3 to the Listing Rules;
Relevant Authority	means the European Commission, the Office of Gas and Electricity Markets, the Comision Nacional de Energia and any other court or competition, antitrust or supervisory body or other government, governmental, trade or regulatory agency or body in each case in any jurisdiction whose consent or clearance is required or desirable in connection with the Offer including the US Federal Energy Regulatory Commission, US Department of Justice, US Federal Trade Commission, US Treasury Department and US state regulatory commissions or authorities and **Relevant Authorities** shall mean all of them;
Scheme	means the acquisition of the ScottishPower Shares by way of a scheme of arrangement under section 425 of the Act, on the terms and subject to the Conditions set out in this announcement;
Scheme Document	means the document to be sent to ScottishPower Shareholders which will, among other things, contain the terms and conditions of the Scheme;
Scheme Record Date	means 6.00 p.m. on the Business Day before the Scheme becomes Effective;
Scheme Shareholders	means the holders of the ScottishPower Shares;
Scheme Shares	means the ScottishPower Shares;
ScottishPower	means Scottish Power plc;
ScottishPower ADS	means an American depositary share comprising four underlying ScottishPower Shares;
ScottishPower ADS Holder	means the holders of ScottishPower ADSs;
ScottishPower B Shares	means the non-cumulative preferrence shares of 50 pence each in the share capital of ScottishPower;
ScottishPower Deferred Shares	means the deferred shares of 50 pence each in the share capital of

	ScottishPower;
ScottishPower Directors or **Board of ScottishPower** or **ScottishPower Board**	means the board of directors of ScottishPower;
ScottishPower EGM or **ScottishPower Extraordinary General Meeting**	means the extraordinary general meeting of ScottishPower (or any adjournment thereof) to be convened in connection with the Scheme;
ScottishPower EGM Resolution	means the special resolution to approve, amongst other things, the cancellation of the ScottishPower Shares, the alteration of ScottishPower's articles of association and such other matters as may be necessary to, connected with or desirable for the implementation of the Offer;
ScottishPower Group	means ScottishPower and its subsidiaries and, where the context permits, each of them;
ScottishPower Share Schemes	means the ScottishPower Employee Share Ownership Plan, the ScottishPower 2000 Long Term Incentive Plan, the ScottishPower 2006 Long Term Incentive Plan, the ScottishPower Sharesave Scheme, the ScottishPower Executive Share Option Plan 2001, the PacifiCorp Stock Incentive Plan and the Annual Incentive Plan Deferred Share Programme;
ScottishPower Shareholders	means the holders of ScottishPower Shares;
ScottishPower Shares	means the ordinary shares of 42 pence each in the capital of ScottishPower;
SEC	means the US Securities and Exchange Commission;
Special Dividend	means the special dividend of 12 pence (Euro 0.18) per ScottishPower Share to be paid to ScottishPower Shareholders on the ScottishPower register of members on the Scheme Record Date;
Sterling or **£**	means pounds sterling;
Subsidiary Undertaking, Associated Undertaking and Undertaking	have the meanings given by the Act (but for these purposes ignoring paragraph 20(1)(b) of Schedule 4A to the Act) and **substantial interest** means a direct or indirect interest in 20 per cent. or more of the equity capital of an Undertaking;

Takeover Offer	means a takeover offer as such term is defined in paragraph 1 of Schedule 2 to the Takeovers Directive (Interim Implementation) Regulations 2006;
TW	means terawatt;
TWh	means terawatt hours;
United Kingdom	means the United Kingdom of Great Britain and Northern Ireland;
US Securities Act	means The United States Securities Act of 1933, as amended.
Wider Iberdrola Group	means Iberdrola and its Subsidiary Undertakings, Associated Undertakings and any other Undertakings in which Iberdrola and such Undertakings (aggregating their interests) have a substantial interest; and
Wider ScottishPower Group	means ScottishPower and its Subsidiary Undertakings, Associated Undertakings and any other Undertakings in which ScottishPower and such Undertakings (aggregating their interests) have a substantial interest.



Madrid, 20 April 2005

SUBJECT: **Notification of significant event**

Please be advised that at a meeting held today, the Board of Directors of this company has unanimously adopted the following resolutions:

1. To approve, upon recommendation by the Chairman, IÑIGO DE ORIOL E YBARRA, his succession as Chairman of the Board of Iberdrola when he steps down in accordance with the Regulations of the Board, by the current Vice-Chairman/Chief Executive Officer, IGNACIO SÁNCHEZ GALÁN.

2. To accept the retirements from the Board of the directors JAVIER ARESTI Y VICTORIA DE LECEA and JOSÉ LUIS ANTOÑANZAS PÉREZ-EGEA, on reaching the statutory retirement age.

3. To accept the resignation tendered by the director SANTIAGO MAYNER OYARBIDE, substituting him, by cooptation, with the shareholder XABIER DE IRALA ESTÉVEZ, who will be classified as a "Non-executive domanial director" proposed by BBK.

4. To accept the resignation tendered by the director JOSÉ ANTONIO FERNÁNDEZ RIVERO, substituting him, by cooptation, with the shareholder JESÚS MARIA CADENATO MATÍAS, who will be classified as a "Non-executive domanial director" proposed by BBVA.

5. To appoint the director JESÚS MARÍA CADENATO MATÍAS member of the Executive Committee, substituting JOSÉ ANTONIO FERNÁNDEZ RIVERO.

6. To approve the substitution of the Chairman IÑIGO DE ORIOL E YBARRA on his retirement as Board member by IÑIGO VÍCTOR DE ORIOL E IBARRA, as member, filling the vacancy by the procedure of cooptation and classified as "another non-executive director".

7. To approve the classification of JOSÉ IGNACIO BERROETA ECHEVARRIA as an independent non-executive director.

You are informed of the foregoing to all effects and purposes and we are, as ever, at your disposal for any further information or explanations you may require.

Federico San Sebastián



Bilbao, 22 June 2005

SUBJECT: **Notification of Significant Event**

Dear Sirs,

Please be advised that at a meeting held today the Board of Directors of this Company resolved, upon recommendation by the Chairman and in the light of the favourable report issued by the Nomination and Remuneration Committee, that when the governing bodies of the company are restructured under the resolutions adopted by the Board on 20 April 2005, the Director Xabier de Irala Estévez, as Chairman of BBK, one of the stable reference shareholders of Iberdrola, will fill the first vacancy produced on the Executive Committee.

The Board further resolved to appoint Mr. Irala as member of the Audit and Compliance Committee, which position he will hold from now until he fills the first vacancy produced on the Executive Committee, as indicated above, pursuant to Article 12.c) of the Committee Regulations.

This is for your information and to all effects and purposes, and we are at your disposal for any clarifications or further information you may require.

Yours faithfully,

IBERDROLA, S.A.
The Secretary

Federico San Sebastián

Private & Confidential

IBERDROLA

US$ 300,000,000
Senior Notes due 2012 / 2015 / 2017 / 2020
Private Placement Memorandum

November 21, 2005


ABN·AMRO


Dresdner Kleinwort Wasserstein

This private placement memorandum (the "Memorandum") is submitted on a confidential basis for use by prospective investors in the proposed placement described herein. The receipt of this Memorandum constitutes the agreement on the part of the recipient hereof to maintain the confidentiality of the information contained herein. This Memorandum may not be reproduced, in whole or in part, and its use for any purpose other than to evaluate participation in the proposed placement described herein is strictly prohibited. This Memorandum, (as well as other material that subsequently may be provided by ABN AMRO Bank N.V. or ABN AMRO Incorporated (together "ABN AMRO"), Dresdner Bank AG or Dresdner Kleinwort Wasserstein Securities LLC (together "Dresdner") or Iberdrola S.A. (the "Company", "Iberdrola", or, together with its consolidated subsidiaries, the "Group") is to be returned promptly if the recipient decides not to proceed with its investigation of, or participation in, the proposed placement or if the recipient's proposal is not accepted or if the proposed placement is terminated.

The Senior Notes offered hereby (the "Notes") are being issued pursuant to a private placement to a limited number of prospective investors meeting certain suitability standards. The Notes are subject to restrictions on transferability and resale and may not be transferred or resold except as permitted under the United States Securities Act of 1933, as amended (the "Securities Act"), and applicable state securities laws pursuant to registration or exemption therefrom. In making an investment decision, investors must rely on their own examination of the financing and the terms of the placement, including the merits and risks involved.

Iberdrola reserves the right to reject any commitment to subscribe for the Notes, in whole or in part, and to allot to any prospective investor less than the full amount of Notes subscribed for by such investor.

Although the information contained in this Memorandum has been obtained or compiled from data furnished by Iberdrola and its management, and other sources deemed reliable, no assurance can be given by any party as to the accuracy or completeness of such information and no responsibility is or will be accepted by any party or by any of its respective directors, officers, employees, servants, agents or advisors as to or in relation to the accuracy or completeness of this Memorandum or any other written or oral information made available to any interested party or its advisors and any liability therefore is hereby expressly disclaimed (except any such liability arising from fraud).

No person has been authorized to give any information or to make any representation not contained herein and, if given or made, such other information or representation must not be relied upon as having been authorized by Iberdrola, ABN or Dresdner. Neither the delivery of this Memorandum at any time nor any subsequent commitment to enter into any financing shall, under any circumstances, create any implication that there has been no material change in the information set forth herein or in the affairs of Iberdrola since the date hereof.

Prospective investors are not to construe the contents of this Memorandum as investment, legal or tax advice. Each investor should consult its own counsel, accountant and other advisors as to legal, tax, business, financial and related aspects of a purchase of these Notes. Representatives of Iberdrola will be available, on request, to discuss this Memorandum with prospective investors (and, if applicable, any prospective investor's representative). This Memorandum does not constitute an offer to sell nor is it a solicitation of an offer to buy any of the Notes described herein in any jurisdiction to any person to whom it is unlawful to make such solicitation in such jurisdiction.

The Notes have not been registered under the Securities Act or the securities laws of any state and are to be placed in reliance on exemptions from the registration requirements of the Securities Act and such laws. The Notes are subject to restrictions on transferability and resale and may not be transferred or resold except as permitted under the Securities Act and such state laws pursuant to registration or exemption there from. The Notes have not been approved or disapproved by the Securities and Exchange Commission, any state securities commission or other regulatory authority, nor have any of the foregoing authorities passed upon or endorsed the merits of this offering or the accuracy or adequacy of this Memorandum. Any representation to the contrary is a criminal offense.

The Notes may not be offered or sold in the United Kingdom except in circumstances which do not constitute an offer to the public within the meaning of the Public Offers of Securities Regulations 1995 (the "POS Regulations") or the Financial Services and Markets Act 2000 (the "FSMA"). Iberdrola has not authorized the Notes to be offered to the public in the United Kingdom within the meaning of the POS


ABN·AMRO

Dresdner Kleinwort Wasserstein

Regulations or the FSMA and may only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) in connection with the issue of the Notes in circumstances in which Section 21(i) of the FSMA does not apply to Iberdrola. All applicable provisions of FSMA must be complied with in respect to anything done in relation to the Notes in, from or otherwise involving the United Kingdom.

The Notes may not be offered, sold or distributed in Spain by means of a public offer of securities in Spain within the meaning of Spanish securities laws and regulations, except in compliance with the requirements of the Spanish Securities Market Law *(Ley 24/1988, de 28 de julio, del Mercado de Valores)*, as amended and restated, and Royal Decree 291/1992, of 27 March, on issues and public offerings of securities *(Real Decreto 291/1992, de 27 de marzo, sobre Emisiones y Ofertas Públicas de Venta de Valores)*, as amended and restated, and the decrees and regulations made thereunder. This Memorandum has not been registered with the *Comisión Nacional del Mercado de Valores* and therefore it is not intended for any public offer of the Notes in Spain.

All and each statement contained in this document referring to the agreement with Gas Natural are subject not only to the condition of the success of the Gas Natural bid, but also to those coming from the necessary administrative approvals that is, the Eleventh Additional Disposition from the Hydrocarbons Sector Act (Ley 34/1998 del Sector de Hidrocarburos); the applicable merger control regulation, and the Spanish Golden Share Act (Ley 5/1995 de Enajenacion de Participaciones Publicas en determinadas empresas).

The information contained herein for the nine months ended September 30, 2005 is unaudited. Such information should be read in conjunction with the press release issued by Iberdrola dated October 20, 2005 describing the financial performance of the Company and attached to this Memorandum.

The date of this Memorandum is November 21, 2005.


ABN·AMRO


Dresdner Kleinwort Wasserstein

Table of Contents

I. EXECUTIVE SUMMARY


ABN·AMRO


Dresdner Kleinwort Wasserstein

INTRODUCTION

Iberdrola S.A. (the "Company", "Iberdrola" or, together with its consolidated subsidiaries, the "Group") is the highest rated Spanish electric utility and the second largest in terms of market capitalization of approximately €20.19 billion as of November 15th, 2005. Its year-end 2004 assets totaled €26.2 billion, full-year sales were €10.3 billion and EBITDA (Earnings before Interest, Taxes, Depreciation and Amortization) was over €2.85 billion. For the nine months ended September 30, 2005, the Company reported assets of €28.96 billion (€26.32 billion for 9 months 2004), net sales of €8.44 billion (€6.36 billion for 9 months 2004) and EBITDA €2.39 billion (€2.16 billion for 9 months 2004).

Iberdrola's long-term senior unsecured debt ratings are A2 (Moody's Investors Services), A+ (Standard & Poor's) and A+ (Fitch).

The Group is vertically integrated, where different legal entities, following law and regulation in its different areas of operation, carry out its various activities (generation, distribution, retailing, and international).

The Company concentrates on the generation and distribution of electricity throughout mainland Spain, where it has a gross installed generation capacity of 22,547 megawatts (MW). Total 2004 gross production was 68,422 GWh (GWh means Gigawatt hours and is a unit of measurement) representing a 30.1% share of Spanish generation. In Spain, its core market, Iberdrola ranks second in the regulated electricity distribution market with a 40% share. The Group also holds a 38.1% market share in the deregulated electricity business (retailing) and 10.8% market shares in the deregulated Spanish natural gas market. In total, over 95% of the Company's revenues are energy-related. In addition, Iberdrola is Spain's leader in renewable energy and also worldwide (Source: "Global Wind Plant Ownership: Trends and Review" by Emerging Energy Research), providing it with a significant competitive advantage, as renewable energy if a key feature of public European Union and Spanish energy policy.

Among Spanish utilities, Iberdrola has the greatest domestic focus and the smallest presence in the emerging markets measured by both revenues and profits (only 13% of 2004 revenues and 10% of profits of Iberdrola in 2004 came from emerging markets). Furthermore, within Latin America, the Company is focused in larger, more stable economies such as Mexico and Brazil. In Mexico, Iberdrola is the largest privately owned generator in the country, ranking second only to the state-owned electricity company.

The Company is strategically divided into six divisions as follows:

Division	Description	% Group Gross Margin*	% Group EBITDA*
Generation	Produces electricity, markets and trades energy products, supplies fuel and power services in general (Spain only)	42.5%	45.4%
Distribution	Distributes electricity via its distribution network throughout Spain	29.0%	23.4%
Renewable Energy	Generates renewable energy from mini hydroelectric and wind.	8.0%	9.0%
Retailing	Provides electricity and gas supplies to the liberalized market, in addition to various non-energy related products and services	2.5%	0.4%
International Business	Generation and distribution of electricity internationally, primarily across Mexico and Brazil	11.6%	11.7%
Non-Energy	Energy consulting and real estate and engineering	6.7%	9.0%

(*) *Based on year end 2004 financial information.*

Spain remains one of the most attractive electricity markets in Europe due to its combination of size (5th largest in European Union), demographics, economic growth and positive regulatory environment. Over the period from 1997 to 2002, the country's power demand grew 5% vs. a 3.6% growth in GDP. In 2003, power demand increased a very strong 6% vs. 2.4% GDP growth. In 2004, power demand increased 3.5% vs. 3.1% GDP growth. This trend is continuing in 2005. In the first nine months 2005, the electricity demand increased 5.4% over the comparable period in 2004.

The last three years (2002, 2003 and 2004) have brought positive regulatory developments. Among them, a National Energy Planning that outlined government expectations regarding growth and investment in the power and natural gas sectors for the 2002-2011 period; a new clear tariff methodology for tariff increases of between 1.4% - 2% per annum through 2010 that ended a six year period of tariff decreases; the recognition of a € 1.5 billion of Tariff Deviation for the years 2000, 2001 and 2002, along with the right of the electricity companies to recover it through the tariff in subsequent years and a new regulation for renewable energies that provides much more stability, predictability and visibility to these technologies.

Right now, the sector is under a regulatory review and the Government has recently approved several measures in order to improve the current situation: a Spanish National Reform Plan that has laid the foundations of the Government's policy in the Electricity and Gas sectors; a new Renewable Energies Plan for 2005-2010, increasing substantially the target of installed capacity for these technologies, specially wind energy (from 13,000 MW to 20,000 MW) and a 2005-2011 National Energy Planning to substitute the 2002-2011 where its main modification is a substantial increase in the target of CCGTs for 2011 (from 14,800 MW to 24,000 MW).

In recent years, Iberdrola has achieved excellent growth in its sector, against a backdrop of increasing electricity demand in Spain (see table below) and a positive regulatory environment.

Long-term drivers of the markets served by the Company include:

- Forecasted growth in power demand in Spain compares very favorably with other European markets and, despite considerable planned Combined Cycle Gas Turbine ("CCGT") capacity, the supply reserve margin is expected to remain below the EU average of 15-20%, which is considered optimal.
- Spain's limited interconnection capacity with other countries limits foreign competition.
- Spanish regulatory environment remains favorable.
- The need to comply with environmental commitments.
- Lower operating costs driven by further cost savings (e.g. through workforce reduction plan).

The demand of electricity by Iberdrola's customers has exceeded the production of electricity by Iberdrola for the past two years as shown in the table below. This trend has continued for the first nine months of 2005. See pages 1 and 2 of the Nine Months Results 2005.

	In Spain		Overall (Iberdrola)		
	2004	2003	2004	2003	%Variation
Installed Capacity (MW)	**22,547**	**20,288**	**25,237**	**22,788**	**+10.7**
Gas combined cycle	2,800	1,600	5,183	3,793	+36.6
Renewable Energy	3,206	2,257	3,206	2,257	+42.0
Hydroelectric	8,776	8,662	9,083	8,969	+1.3
Nuclear	3,335	3,331	3,335	3,331	+0.1
Fuel Oil	2,888	2,902	2,888	2,902	(0.5)
Coal	1,247	1,247	1,247	1,247	-
Cogeneration	295	289	295	289	+2.1
Net production (GWh)	**65,861**	**63,296**	**81,812**	**71,802**	**+13.9**
Gas combined cycle	8,613	4,467	23,159	11,993	+93.1
Renewable energy	5,413	3,923	5,413	3,923	+38.0
Hydroelectric	14,517	20,735	15,922	21,715	-26.7
Nuclear	26,428	24,786	26,428	24,786	+6.6
Fuel Oil	2,417	2,325	2,417	2,325	+4.0
Coal	7,061	5,710	7,061	5,710	+23.7
Cogeneration	1,412	1,350	1,412	1,350	+4.6
Total Demand (GWh)	**92,184**	**87,694**	**117,092**	**110,710**	**+5.8**

STRATEGY

In order to meet the challenges of the progressive deregulation of the Spanish energy market, as mandated by EU and Spanish directives, Iberdrola's Board of Directors implemented in 2001 a comprehensive Strategic Plan for the period of 2002 – 2006. In view of being ahead of forecasts at the year-ended December 31, 2003, Iberdrola updated the Plan to 2008 in February 2004, reaffirming the 2001-2006 strategic targets. Investments for the period 2004-2008 will total €8.6 billion based on core businesses in the core markets.

The Plan outlines its strategy for the energy sector, concentrating its efforts for growth on the basic energy business in the domestic market, mainly in electricity generation using cleaner and more efficient sources such as renewable energy and gas combined plants. This follows the guidelines established by the government's National Infrastructure Plan of September 2002 (which Iberdrola's Strategic Plan had anticipated in October 2001) and the commitments accepted by Spain as a signatory of the Kyoto Protocol and the EU directives in CO_2 emissions reduction. In the context of increasing regulatory emphasis on less pollutant energy generation, Iberdrola, as the leader in gas combined cycle plants and renewable energy generation in Spain, has and will continue to have a significant advantage over its competitors (whose electricity generation capability is concentrated on less-environmentally-friendly means) in the coming years.

GENERATION ASSETS

At year-end 2004, Iberdrola operates and has investments in the following main generation facilities (excluding Latin America and the special regime: mini-hydro, wind farms and cogeneration):

	Number of Facilities	Installed Capacity (MW)
Hydroelectric power stations	377	8,776
Nuclear power stations	7	3,335
Oil/ gas thermal power stations	9	2,888
Combined cycle facilities	7	2,800
Coal thermal power stations	5	1,247

During the first nine months of 2005, the Company brought 2,033 MW of additional capacity into service, taking the total installed capacity up to 27,270MW with 88% of this capacity in Spain.

FINANCIAL HIGHLIGHTS

For full year-ended December 31, 2004, consolidated EBITDA and EBIT were € 2.9 billion and € 2.0 billion respectively, representing increases of 9% and 17% over 2003. Importantly, EBITDA increased across each line of business with the exception of Generation due to the fall in hydroelectric production due to low rainfall and the

subsequent increase in thermal production in the context of rising oil prices which was not completely reflected in wholesale market prices. At the end of December 2004, net financial debt totaled € 10.6 billion, up € 191 million from 2003. The Company's Net Debt to EBITDA ratio improved to 3.7x from 4.0x and the leverage ratio fell to 54.8% from 55.8%. EBITDA coverage of interest improved to 7.4 times from 5.8 in 2003.

For the first nine months of 2005, consolidated EBITDA and EBIT were € 2.39 billion and €1.64 billion, respectively representing increases of 10.7% and 12.1% over the 9 months of 2004. At September 30, 2005, the Company's Net Debt to EBITDA ratio stood at 3.93x (on a rolling 12 months EBITDA basis) and the Financial Leverage ratio stood at 56.6%. Not accounting for the €873mm Tariff Deviation, the Net Debt to EBITDA ratio is 3.65x and the Financial Leverage ratio is 54.8%.

The tables below demonstrate the Company's strong and improving financial condition.

Sales
For Year-Ended December 31


€million
12000
10000
8000
6000
4000
2000
0
8113
9678
9452
10271
10775
2001
2002
2003
2004
3Q'05 LTM*

* Last twelve months ended September 30, 2005

EBITDA
For Year-Ended December 31


€million
3500
3000
2500
2000
1500
1000
500
0
2332
2399
2627
2868
3138
2001
2002
2003
2004
3Q'05 LTM*

* Last twelve months ended September 30, 2005

Financial Leverage*
(Net debt / Net Debt + Shareholders' Funds)
For Year-Ended December 31


%
60
59
58
57
56
55
54
53
52
51
50
57.6
57.1
55.8
54.8
56.6
2001
2002
2003
2004
3Q'05 LTM

* Last twelve months ended September 30, 2005. Not accounting for the €873mm Tariff Deviation, the Financial Leverage ratio is 54.8%.

EBITDA Interest Cover
For Year-Ended December 31


Times
9
8
7
6
5
4
3
2
1
0
4.2
4.1
5.0
6.4
8.2
2001
2002
2003
2004
3Q'05 LTM

* Last twelve months ended September 30, 2005

Note: FY2005 financial results are under IFRS. The numbers for 3Q'05 LTM are under IFRS and all the previous years under Spanish GAAP.


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GENERAL INFORMATION

Iberdrola's shares are listed on the top tier of the Spanish Stock Exchange, the IBEX 35, and included in the FTSE Eurotop 100 index. At November 15th, 2005, the Company's market capitalization was €20.19 billion.

Iberdrola was included in Eurostoxx 50 in September 2003. The Company's inclusion in this select index of the Eurozone's 50 largest quoted companies offers further endorsement to the Company's strategic importance amongst European utilities, ratifying confidence in management, strategy, results and financial solidity. Moreover, it increases the liquidity of the stock, reflected in the fact that Iberdrola's stocks were one of the most liquid on the Spanish stock market in 2003. Also in June, the Company was included in the FTSE Eurotop 100 index, which includes the biggest European utilities in terms of market capitalization.

The Company's website is www.Iberdrola.com. The website is not part of the Memorandum.

The Company's 2004 Annual report can be found at:
http://www.iberdrola.com/webcorp/gc/en/html/docs/InformeSostenibilidad2004_en.pdf.

The Company's 2003 Annual report can be found at:
http://www.iberdrola.com/webcorp/gc/en/html/docs/InformeAnual2003ingles.pdf.

The Company's 2002 Annual report can be found at:
http://www.iberdrola.com/webcorp/gc/en/html/docs/InformeAnual_en2002.pdf.

The Company's 3Q 2005 report can be found at:
http://www.iberdrola.com/webcorp/gc/en/html/docs/IBE_9M2005Folleto_ENG.pdf.

Hard copies of the Annual Reports & 3Q 2005 Report are available upon request.

SUMMARY HISTORICAL FINANCIAL DATA

The following table sets out selected consolidated audited financial information for the Group for years ended December 31, 2000 to 2004 and unaudited financial statements for the last twelve months (LTM) period ended September 30, 2005. Additional information can be obtained from the Audited Financial Statements of the Company attached to this Memorandum. The Group's auditors are Deloitte & Touche Espâna, S.L.

Also, for a commentary on the economic and financial information for the full year-ended December 31, 2004, please see section 'Business Overview' section.

€ million	Fiscal Year Ended, December 31st					
	2000	2001	2002	2003	2004	3Q'05 LTM
Profit and Loss Data						
Turnover	7,048	8,113	9,578	9,452	10,271	10,775
Growth (%)	*13%*	*15%*	*18%*	*(1.3)%*	*9%*	*5%*
Gross Profit	3,110	3,665	3,569	3,810	4,125	4,635
Gross Margin	*44%*	*45%*	*37%*	*40%*	*40%*	*41%*
EBITDA	1,937	2,332	2,410	2,627	2,868	3,138
EBITDA Margin	27%	29%	25%	28%	28%	28%
Depreciation, Amortization & Provisions	785	827	846	804	849	940
EBIT (Net Operating Profit)	1,152	1,505	1,564	1,823	2,019	2,198
Net Financial Expense[1]	433	559	589	450	390	385
Net Income	852	906	963	1,060	1,211	1,327
Balance Sheet						
Total Debt[3]	8,214	10,784	10,977	10,728	10,800	12,889
Cash and Marketable Securities	58	524	290	350	231	564
Net Debt[3]	8,156	10,260	10,687	10,378	10,569	12,325
Shareholders' Equity	7,804	7,984	8,045	8,225	8,717	9,464
Total Assets	19,671	23,212	23,632	24,433	26,198	28,958
Other Financial Data						
EBITDA / Net Financial Expense	4.5x	4.2x	4.1x	5.8x	7.4x	8.2x
Net Debt / EBITDA	4.2x	4.4x	4.5x	4.0x	3.7x	3.9x*
Financial Leverage [2]	51.1%	56.2%	57.1%	55.8%	54.8%	56.6%*
Return on Equity (ROE)	10.9%	11.3%	12.0%	12.9%	13.9%	14.0%

[1] – Net financial Expense as reported by the Company. Financial Expenses less Financial Income.

[2] – Net Debt / (Net Debt + Shareholders' Funds)

[3] – In December 2001, Businesses in Brazil and Guatemala were consolidated by the equity method. Therefore, data for 2001 is non-homogenous.

* Not accounting for the €873mm Tariff Deviation, the Net Debt to EBITDA ratio is 3.65x and the Financial Leverage ratio is 54.8%.

NOTE: FY2005 financial results are under IFRS. The numbers for 3Q'05 LTM are under IFRS and all the previous years under Spanish GAAP.

PRO FORMA CAPITALIZATION

The following table sets forth the consolidated capitalization of the Group on a pro-forma basis after giving effect to the issuance of the Notes and the application of the proceeds there from. This pro-forma is based upon the unaudited balance sheet of the Group as of September 30, 2005. The pro-forma amounts have been adjusted to reflect the translation of the proceeds from the Note issuance at an exchange rate of €1.00 = US$ 1.2026, the US/€ exchange rate as of September 30, 2005.

€ million	At September 30, 2005	Adjustments	Pro-forma (as adjusted)
Short-term debt	1,973	300	1,673
Long-term debt*	10,916		10,916
US$300 million Senior Notes	-	300	300
Total borrowings	12,889	-	12,889
Cash and near-cash	564	-	564
Net borrowings*	12,325	-	12,325
Shareholders Equity	9,464		9,464
Financial Leverage	56.6%		56.6%

* Not accounting for the €873mm Tariff Deviation, the Financial Leverage ratio is 54.8%.

LIQUIDITY AND CAPITAL RESOURCES

Financing the Iberdrola Group

The financial policy of Iberdrola is to finance its debt requirements through a range of international capital markets operations, taking advantage of Company solvency and credit quality, supported further by regular investor presentations throughout the financial year. The most notable transactions of the first nine months of 2005 are:

- €1,200 Million 7-year bank loan

On May 13th, Iberdrola signed a € 1,200 Million 7-year syndicated loan with 16 top financial entities. The transaction is divided in two parts, €500 million under syndicated loan format that replaces a 2004 May transaction and the remaining € 700 million under credit line format.


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- € 500 Million 10-year EMTN issue

On June 10th, Iberdrola signed a € 500 Million 10-year issue (under the EMTN program) at a 3.50% fixed rate, the lowest rate ever for any Spanish company for a similar transaction. The issue was distributed among 50 European investors, mainly investment funds, insurance companies, Pension funds and commercial banks.

On September 22nd, Iberdrola signed a € 250 Million retapping of the 3.50% fixed rate June 10-year issue (under the EMTN program)

Debt Analysis

The financial cost on Company debt was 4.39% in 2004 (under IFRS the financial cost was 4.63%), 38 basis points lower than the prior year. The financial cost at September 30, 2005 was 7bps lower than at year-end 2004. Iberdrola took advantage of the low rates to continue increasing the relative weighting of fixed-rate debt, which now represents 52% of the total (plus 1,350 million already pre-hedged at fixed or capped rate for future financing), down from 58% FY2004. 14% of the total is capped. Hence, with 66% of debt fixed or capped, Iberdrola is well protected against interest rate rises.

In terms of currency, 87% of debt is in Euro, 8% in US Dollar, and 5% in Real. By origin/company, 84.4% of debt originates from Iberdrola S.A., 5.0% from Mexico, 5.6% from South America, 2.6% from Renewable Energy, and 2.4% from Iberdrola Inmobiliaria and others, as of September 30th, 2005. Operations in Brazil and investments in renewable energy in which Iberdrola does not have 100% effective control of the ownership are non-recourse.

Nearly all debt (84.4%) is assumed at the Iberdrola, S.A. level, with a central financing function based in Spain.


Structure of Debt
As of September 30th, 2005
Iberdrola S.A
South America
Mexico
Renewable Energy
Iberdrola Inmobiliaria and other
2.4%
2.6%
5.0%
10.6%
87.0%
Type of Debt
As of September 30th, 2005
Loans in Euros
Euro Bonds
Commercial Paper
Loans in Foreign Currency
Other currencies bonds
9%
5%
9%
40%
37%


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Average maturity of debt increased by 0.6 years to 4.3 years at year-end 2004. In light of the refinancing policies pursued by Iberdrola during the first nine months of 2005, the average maturity of debt increased to 4.9 years from 4.3 years at year-end 2004.

The Company has NO nuclear or pension liabilities:

- Nuclear provisions: Back-end nuclear costs and responsibility fully externalized through ENRESA (a state owned company)
- Pension's provisions: Pensions are fully externalized. The Company runs a defined contribution model.

Liquidity Analysis

At September 30, 2005, the Company had the following available facilities to draw-on.

- Cash & Short term financial investments	€447 million
- Credit Lines	€1,520 million undrawn: - €700 million 5 year (+1+1) Revolving Credit Line - €495 million 3 year Revolving Credit Line - €325 million 1 year Revolving Credit Line
- Loans	€342 million undrawn
- EMTN	€250 million (bonds issued but cash not collected)
- Commercial Paper	Domestic Program: €1.0 billion (€525 million undrawn) ECP Program: €1.0 billion (€300 million undrawn)

Iberdrola's strong credit rating provides the Company with the opportunity to access the debt capital markets at competitive levels. As of September 30, 2005, the Company has 1,862 million of liquidity available plus 447 million of cash resources and 250 million of bonds issued but cash not collected, in order to comply with Moody's Liquidity Analysis of covering the next twelve months of financing needs in advance.

THE OFFERING AND USE OF PROCEEDS

The Company has engaged Dresdner Kleinwort Wasserstein (DrKW) and ABN AMRO Incorporated (ABN AMRO) to serve as its agents in the private placement of approximately US$300,000,000 Senior Guaranteed Notes (the "Notes"). The Notes will have multiple series of maturities, targeting a range of 7-/10-/12- and 15-year bullet maturities. The Notes will be issued by Iberdrola International, B.V. and guaranteed by Iberdrola, S.A. Proceeds from the Notes will be used to refinance existing senior indebtedness and for general corporate purposes.

The Notes will contain, among other provisions, a Most Favored Lenders provision and other covenants customary for transactions of this type and consistent with those in the

Company's previous private placements. Please refer to Section 3 for the Terms and Conditions for the offering of the Notes. A draft Note Purchase Agreement ("NPA") will be forwarded to prospective investors under separate cover. The NPA will be blacklined to show the adjustments versus the Company's previous US private placement Note purchase agreement.

The Company currently has the following series of Notes outstanding in the US Private Placement Market:

- 5.14% $69 million due 2011
- 4.48% $75 million due 2012
- 5.57% $115 million due 2014
- 5.72% $142 million due 2016
- 5.92% $124 million due 2019

II. INVESTMENT MERITS


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Significant Market Position

Iberdrola is currently the second largest producer and distributor of electricity in Spain with market shares of 30% for production and 40% for distribution. At year-end 2004, the Company had in excess of 9.6 million customers, an increase of 2.1% over 2003 (9.4 million). In addition, Iberdrola had a gross installed capacity of electricity of 22,547MW in Spain (11.1% increase over 2003) and produced 65,861MW (4.1% increase).

In the first nine months of 2005, the Company added an additional 130,000 customers and increased the installed capacity in Spain by an additional 1,344MW.

Vertically Integrated Business and Diversified Generation Portfolio

Iberdrola benefits from its vertically integrated electricity (generation and market) business in Spain. It is composed of a diversified generation portfolio and strong presence in distribution and supply that gives the Company considerable financial stability. This is one of the defining reasons why the electricity sector in Spain has high barriers to entry - small players specializing in one source of power generation are neither cost effective nor hedged against different weather conditions.

Energy Production (as of September 30th 2005)

	GWh	Vs. 2004		% Weight
Gas combined cycle	23,874	7,628	47.0%	39.0%
Renewable energy	4,873	1,067	28.0%	8.0%
Wind energy	4,419	1,073	32.1%	-
Hydroelectric	6,787	-5,517	-44.8%	11.1%
Nuclear	16,359	-3,664	-18.3%	26.7%
Fuel-oil	2,855	1,055	58.6%	4.7%
Coal	5,094	-202	-3.8%	8.3%
Cogeneration	1,341	13	9.1%	2.2%
TOTAL NET PRODUCTION	61,183	380	0.6%	100%
ENERGY DISTRIBUTED	91,372		5.2%	

Strong Management Team

The current management team of Iberdrola has been in place since 2001. The team put in place the current Strategic Plan 2002-2006 (updated in 2004 until 2008) and has achieved the milestones it set out in its strategic plan. The operational management has been with the Company for a long time. For the second year in a row, Iberdrola's Vice-Chairman and CEO was chosen the top executive in the European utilities industry. The Company also has good labor relations and has not witnessed any labor issues in over 100 years of Iberdrola's existence.


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In addition, the management team has also delivered a strong and consistent financial performance as shown below:


EBITDA
For Year-Ended December 31
€million
3500
3000
2500
2000
1500
1000
500
0
2332
2399
2627
2868
3138
2001
2002
2003
2004
3Q'05 LTM*

* Last twelve months ended September 30, 2005
NOTE: FY 2005 financial results are under IFRS. The numbers for 3Q'05 LTM are under IFRS and all the previous years under Spanish GAAP.

Leading Environmental Credentials

Iberdrola is the leader in renewable electricity generation, which gives it a significant advantage over its Spanish competitors (whose electricity generation capability is concentrated on less environmentally-friendly means) in the coming years in light of the Kyoto treaty implementation and the EU Directive in CO_2 emissions reduction.

Following investments in recent years, as of end of 2004, 20.5% of Iberdrola's Group generation capacity consists of state-of-the-art, environmentally-friendly combined cycle technology. In addition, 12.7% of the Group's capacity is in renewable energy. This is a low pollutant and well-balanced generation mix, and considered optimal in Spain given the current regulatory environment and flight to renewable energy.

In 2004, 70.3% of Spanish production was emission-free. As the table below demonstrates, Iberdrola (IBE) has significantly cleaner generation than the vast majority of its competitors.

CO2 Emissions per kWh


800
700
600
500
400
300
200
100
0
707
563
559
544
445
148
69
RWE
END
UNF
Enel
EON
IBE
EDF

Source: PWC 'Climate Change & Power Industry' Oct 2002

Furthermore, the final allocation of emission rights announced by the Government on January 21st, 2005 consolidates the technological change in the Spanish electricity sector and proves right the strategy of Iberdrola of investing in new gas fired plants and renewable energies.

Reaffirming this approach, the Company has recently raised its target in renewable energies for 2008 from 5,500 MW to 6,200 MW. Renewable energy is a key feature of public European Union and Spanish energy policy, as it contributes to the reduction of energy dependence, improvements in the efficiency of electricity generation and the prevention of greenhouse gases and other emissions into the atmosphere. Iberdrola's plans to increase this generation park based on renewable energy are in line with the Renewable Energies Plan, the Kyoto Protocol and the European Directive on the reduction of CO_2 emissions.

Liquidity and Capital Resources

Iberdrola's strong credit rating provides the Company with the opportunity to access the debt capital markets at competitive levels. As of September 30, 2005, the Company has 1,862 million of liquidity available plus 447 million of cash resources and 250 million of bonds issued but cash not collected, sufficient to cover the next twelve months of financing needs.

In addition, Iberdrola can readily approach the equity market evidenced by its inclusion in the Eurostoxx 50 on September 2003. The Company's inclusion in this select index of Eurozone's 50 largest quoted companies gives further backing to the Strategic Plan, ratifying confidence in management, strategy, results and financial

solidity. Moreover, it increases the liquidity of the stock, reflected in the fact that Iberdrola's stocks were one of the most liquid on the Spanish stock market in 2004, with daily trading of 6.4 million. Also, on June 2003, the Company was included in the FTSE Eurotop 100 Index, which includes the biggest European Utilities in terms of market capitalization.

Financial Flexibility to Finance the Strategic Plan

Iberdrola is in a unique position to strengthen its competitive position in the energy market in Spain. Under the Strategic Plan 2002-2006 (and now updated to 2008), Iberdrola's installed capacity is intended to increase from 16,088MW as of year-end 2000 to over 32,000MW in 2008 and electricity production from 51,169GWh in 2000 to 127,000 GWh in 2008. This will enable Iberdrola to increase its competitiveness and maintain its cost leadership with a flexible and balanced production mix, thanks to the investment in CCGT plants and renewables.

Iberdrola enjoys significant financial flexibility to finance its Strategic Plan (approximately €16.2 billion in the period 2001-2008). The majority of the investments will be financed through Iberdrola's strong cash flow generation capacity, jointly with proceeds from the divestiture of non-strategic assets, and the rest will be financed via debt, which will allow the Company to maintain its current financial strength. The financial leverage (gearing) ratio is expected to fall to 50% by the end of 2008.

Solid Investment Grade Profile

Iberdrola has a long-term debt rating of A2 (neg; on review for possible downgrade following the agreement with Gas Natural) by Moody's Investors Services, A+ (stable) by Standard & Poor's and A+ (stable; on credit watch with negative implications following the agreement with Gas Natural) by Fitch. The credit ratings are based on:

- (i) Strong market position (#2) in its sector
- (ii) The stable and robust cash flows provided by its relatively low-risk domestic electricity operations
- (iii) Group's good business profile as a Spanish vertically integrated utility
- (iv) Conservative business strategy whereby the Company has refrained from undertaking a debt-funded international acquisition policy, focusing instead on organic growth as set out in the Strategic Plan. As a result, financial leverage is comparatively low and Iberdrola's credit ratings are superior to its Iberian competitors. The Company's gearing is lower than its key Spanish competitors (see Appendix 'Industry Overview' for a Industry competitive snapshot with Iberdrola and its industry peers).
- (v) Solid liquidity profile
- (vi) Environmentally friendly production portfolio

(vii) Location in a country (Spain) with one of the EU's highest electricity demand growth rates and physically protected market
(viii) A regulatory environment that remains favorable
(ix) Consistent delivery in the targets set forth in the Strategic Plan leading to a gradual improvement of the credit profile

Conservative International Expansion

Iberdrola has taken a conservative approach to its international expansion, which represents 13.2% (€1,357 million) and 11.7% (€336 million) of the Group's consolidated revenue and EBITDA, respectively in 2004. The risk of international projects is mitigated by: (1) entering at the outset of each project into long-term power purchase agreements with host government and quasi-government agencies; (2) favorable long-term gas source contracts (allowing for a complete pass through of the gas prices in Mexico, buying the gas directly from Pemex and with both revenues and procurement costs in US dollars); and (3) regulated distribution and transport activities. Also, Iberdrola is less exposed to the more unstable Latin American countries than other Spanish utilities, and, hence, concentrates its business on Mexico and Brazil.

Clear Strategy in Gas Business

Despite its recent access to the gas market, Iberdrola has been able to achieve outstanding results. Iberdrola Gas S.A.U. began marketing and selling gas in October 2001 and in just over three years the Company has been able to achieve a 10.8% share of the liberalized market.

The Company's policy is to have approximately 70% of the forecasted gas needs covered in advance through long-term contracts leaving the rest for spot and short-term contracts. Iberdrola has achieved a diversified and flexible basket of contracts that ensures the supply of gas at reasonable prices, reducing the exchange rate risk and the exposure to fluctuations of the price of oil. In fact, the Company expects that 50% of its gas contracts will not be linked to oil prices by 2006.

Positive Sector Fundamentals

The attractiveness of the Spanish market resides in its huge growth potential, as consumption per capita is still below European average. Spain is, essentially, an energy island, with limited interconnection capacity with other countries. Iberdrola is very well placed to continue to benefit from the forecast growth in the Spanish market, which is one of the fastest growing electricity markets and the fifth largest in the European Union (CAGR close to 5% for the 1997-2004 period and 5.4% demand growth for the first nine months of 2005).

Due to a lack of investment and rapid demand growth, Spain currently has a low reserve margin (estimated by Iberdrola at 3% on Q1 2005 peak demand day), compared with a 15-20% EU average, which is considered the optimum level of reserve to operate an

efficient system while guaranteeing supply. This position is further compounded by Spain's high reliance on hydro generated power which represents 25% of total installed capacity which is clearly dependent on rainfall. However, the reliance on hydro generated power will inevitably decrease as new plants begin operation. This will result in Iberdrola (and the sector in general) having a much better generation mix, more balanced and less dependent on rainy conditions. Additionally, there is limited interconnection capacity with neighboring countries.

Spanish Regulatory Environment Remains Favorable

The last three years (2002, 2003 and 2004) have brought positive regulatory developments. Among them, a National Energy Planning that outlined government expectations regarding growth and investment in the power and natural gas sectors for the 2002-2011 period; a new clear tariff methodology for tariff increases of between 1.4% - 2% per annum through 2010 that ended a six year period of tariff decreases; the recognition of a € 1.5 billion of Tariff Deviation for the years 2000, 2001 and 2002, along with the right of the electricity companies to recover it through the tariff in subsequent years; and a new regulation for renewable energies that provides much more stability, predictability and visibility to these technologies.

Right now, the sector is under a regulatory review and the Government has recently approved several measures in order to improve the current situation: a Spanish National Reform Plan that has laid the foundations of the Government's policy in the Electricity and Gas sectors; a new Renewable Energies Plan for 2005-2010, increasing substantially the target of installed capacity for these technologies, specially wind energy (from 13,000 MW to 20,000 MW) and a 2005-2011 National Energy Planning to substitute the 2002-2011 where its main modification is a substantial increase in the target of CCGTs for 2011 (from 14,800 MW to 24,000 MW).

Sheltered Market Despite Deregulation Process

The only part of the industry that is still monopolistic in nature is the physical transfer of electricity through geographical networks. Generation units compete in a wholesale market and provide a growing number of customers with the opportunity to choose supplier. The liberalized market consists of a pool system whereby the last bidder - i.e. the highest cost supplier - sets the price for all electricity used on each day/hour/quarter-hour. From 1998, the basic industry was able to choose energy provider or buy it directly from the pool. Since then, approximately 45% out of the 68,000 large clients have chosen to sign new bilateral contracts (with relatively low discounts from its reference price, i.e. the regulated tariff, of approximately 5-10%). The election has been extended to the 23 million Spanish consumers from January 2003. Nevertheless, on overall basis only 1% of total consumers have decided to change.

Within Spain, the incumbent providers (Endesa, Iberdrola, Union

Fenosa), continue to dominate both generation and distribution within their well-differentiated regions and are not seen competing in terms of price. Although the market is deregulated, the tariff is capped and, therefore, there is little room to compete in terms of price; it is difficult to offer discounts.

Foreign investment in Spain since 1997 has been relatively low and located in very specific regions or specific projects (EdP through Hidrocantábrico; Enel in Viesgo).

Focused and Well Thought-Out Strategic Plan

Iberdrola designed a Strategic Plan (see 'Business Overview' section) for the period 2002-2006 in order to meet all the challenges of the progressive deregulation of the Spanish energy market. This Strategic Plan anticipated industry trends, later confirmed by the Spanish National Energy Plan ('NEP').

In view of being ahead of forecasts at the year-ended December 31, 2003, Iberdrola updated the Plan to 2008 in February 2004, reaffirming the 2001-2006 strategic targets. Investments for the period 2004-2008 will total €8.6 billion based on core businesses in the core markets.

The performance of the Company in 2004 and during the first nine months of 2005 shows that it is on the right path to achieve its goals.

Sustainability Ranking

According to Dow Jones Index, Iberdrola is among the global leaders in sustainability and is ranked #3. The Dow Jones Index is the main international reference for measuring the contribution of companies to economic, environmental and social sustainability. In addition, the Company also increased Quality Aspects certificates in 2004 as shown below:

	2004	2003	
ISO 9001 Certificates	14	13	(Quality Management System)
ISO 14001 Certificates	16	23	(Environmental Mgmt. System)
OHSAS 18001 Certificates	4	5	(Occupational Risk Prevention)

III. SUMMARY OF TERMS AND CONDITIONS


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The following is a summary description of the Notes and their material terms and should be read in conjunction with the Draft Note Purchase Agreement (Section V of this Memorandum). Terms not defined herein have the same definitions as in the enclosed Draft Note Purchase Agreement. The Draft Note Purchase Agreement is blacklined against the Company's previous U.S. Private Placement Note Purchase Agreement.

Issuer:	Iberdrola International B.V.
Guarantor:	Iberdrola, S.A.
Issue:	US$300,000,000 Senior Notes (the "Notes").
Ranking:	The Notes will rank *pari passu* with all other senior, unsubordinated and unsecured indebtedness of the Company, present and future.
Maturity:	7, 10, 12 and 15-year bullets.
Use of Proceeds:	General corporate purposes
Optional Prepayment of Principal:	Callable at any time at the greater of par and Make Whole. Make Whole discount rate is market standard at Treasuries + 50 basis points.
Financial Covenants: (Please refer to the Draft Note Purchase Agreement for full and complete covenant language)	Most Favored Lenders Provision (see the next page for full text) Transactions with Affiliates Mergers and Consolidations Limitations on Liens (15% of Adjusted Consolidated Assets) Disposition of Assets (15% annually and 30% cumulative of Consolidated Total Assets) Subsidiary Indebtedness (15% of Adjusted Consolidated Assets)
Representations & Warranties:	Standard for this type of transaction.
Affirmative Covenants:	Standard for this type of transaction.
Events of Default	Standard for this type of transaction including cross-default provisions
Governing Law:	The Note Purchase Agreement and the Notes will be governed by and construed in accordance with the laws of the State of New York.
Investors' Counsel:	Bingham McCutchen LLP
Issuer's Counsel:	White & Case


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Favored Lenders Provision.

If at any time (a) any Principal Lending Agreement shall include any financial covenant, undertaking, or other provision (or any thereof shall be amended or otherwise modified) that provides for limitations on measures of indebtedness, interest expense, net worth, stockholders' equity or net assets (however expressed and whether stated as a ratio, as a fixed threshold, as an event of default or otherwise), or (b) without limiting the generality of the foregoing, the 2004 Bank Agreement should have a gearing covenant or an interest cover covenant, and such financial covenant, undertaking, restriction or other provision as contemplated by such clauses (a) and (b) is not contained in this Agreement or would be more beneficial to the holders of Notes than any analogous provision contained in this Agreement (any such provision, an "Additional Covenant"), then the Company or the Guarantor shall provide a Most Favored Lender Notice in respect of such Additional Covenant. Thereupon, unless waived in writing by the Required Holders within five days of each holder's receipt of such notice, such Additional Covenant shall be deemed incorporated by reference into this Agreement, mutatis mutandis, as if set forth fully herein, effective as of the date when such Additional Covenant shall have become effective under the Principal Lending Agreement or the 2004 Bank Agreement, as the case may be. Thereafter, upon the request of any holder of a Note, the Obligors shall enter into any additional agreement or amendment to this Agreement reasonably requested by such holder evidencing any of the foregoing. Any Additional Covenant incorporated into this Agreement (herein referred to as an "Incorporated Covenant") pursuant to this Section 10.6: (i) shall remain unchanged herein notwithstanding any waiver of such Additional Covenant under the applicable Principal Lending Agreement or the 2004 Bank Agreement, (ii) shall be deemed automatically amended herein to reflect any subsequent amendments made to such Additional Covenant under the applicable Principal Lending Agreement or the 2004 Bank Agreement, and (iii) shall be deemed deleted from this Agreement at such time as such Additional Covenant is deleted or otherwise removed from the applicable Principal Lending Agreement or the 2004 Bank Agreement or such applicable Principal Lending Agreement or 2004 Bank Agreement shall be terminated and no amounts shall be outstanding thereunder. Upon the occurrence of any event described in sub-clause (ii) above, upon the request of either any Obligor or any holder of Notes, the holders of Notes and the Obligors shall enter into any additional agreement or amendment to this Agreement reasonably requested by the Obligors or the holder of Notes, as the case may be, evidencing the amendment of any such Additional Covenants. Upon the occurrence of any event described in sub-clause (iii) above, upon the request of any Obligor, the holders of Notes shall enter into any additional agreement or amendment to this Agreement reasonably requested by the Obligors evidencing the deletion and termination of any such Additional Covenants.

For purposes of this Agreement, the following terms have the following meaning:

"Principal Lending Agreement" means any agreement, instrument or facility, and any renewal, refinancing, refunding or replacement thereof, or any two or more of any of the foregoing forming part of a common or interrelated financing or other transaction, entered into after the date of this Agreement and representing Indebtedness (other than Project Company Indebtedness) of the Guarantor, the Company and, when the aggregate Indebtedness of the Guarantor, the Company and Iberdrola Finanzas, S.A.U. is less than 80% of Consolidated Group Indebtedness, any Subsidiary (other than any Subsidiary where no holder of Indebtedness of such Subsidiary has any recourse to the

assets of the Guarantor, Iberdrola Distribución Eléctrica, S.A.U. or Iberdrola Generación, S.A.U. or any Subsidiary of Iberdrola Distribución Eléctrica, S.A.U. or Iberdrola Generación, S.A.U.) in the aggregate in excess of €100,000,000 (or the equivalent thereof in any other currency); provided, however, that the term "Principal Lending Agreement" shall not include any agreement, instrument or facility with the European Investment Bank or similar multi-lateral agency, unless any such agreements, instruments or facilities represent Indebtedness incurred after the date of this Agreement in an outstanding amount, in the aggregate for all such Indebtedness, which is more than 15% of Consolidated Group Indebtedness. Notwithstanding anything contained herein to the contrary, any syndicated bank facility entered into by any Subsidiary after the date of this Agreement pursuant to which the lenders thereunder have any recourse to the assets of the Guarantor, Iberdrola Distribución Eléctrica S.A.U., Iberdrola Generación S.A.U. or any Subsidiary of Iberdrola Distributión Eléctrica S.A.U. or Iberdrola Generación S.A.U., shall be considered a Principal Lending Agreement.

"Most Favored Lender Notice" means, in respect of any Additional Covenant, a written notice to each of the holders of the Notes delivered promptly, and in any event within five (5) Business Days after the inclusion of such Additional Covenant in any Principal Lending Agreement or the 2004 Bank Agreement (including by way of amendment or other modification of any existing provision thereof), by a Senior Financial Officer of the Company or the Guarantor, as the case may be, referring to the provisions of this Section 10.6 and setting forth a verbatim statement (together with an English translation thereof, if applicable, as contemplated by Section 20) of such Additional Covenant (including any defined terms used therein) and related explanatory calculations, as applicable; provided that, if such Additional Covenant is included in the 2004 Bank Agreement on the date of Closing, such notice shall be a certificate of such Senior Financial Officer delivered to each holder of Notes on the date of Closing and setting forth such Additional Covenant (including any defined terms used therein) as contained in the 2004 Bank Agreement.

"Consolidated Group Indebtedness" means, at any time, the aggregate Indebtedness of all members of the Group, determined after elimination of intercompany items among members of the Group.

IV. BUSINESS OVERVIEW


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Dresdner Kleinwort Wasserstein

HISTORY OF THE GROUP

Iberdrola, S.A. is currently the second largest producer and distributor of electricity in Spain with a market share of 30.1% of the total gross output and 40% of the total electricity distributed in 2004. The Group has over 17.4 million clients and a gross installed capacity of 25,237 MW, producing 81,812 GWh in 2004.

Iberdrola's long-term senior unsecured debt ratings are as follows:

Fitch Ratings:	A+ (Outlook: Stable)
Moody's Investors Services:	A2 (Outlook: Negative; on review for possible downgrade)
Standard & Poor's:	A+ (On Creditwatch with negative implications)

The ratings by Moody's and S&P were put under review for possible downgrade in September 2005, following Iberdrola's agreement to buy assets from Gas Natural should its bid for Endesa be successful. Please see Section V for more details on this agreement.

Iberdrola is the result of the merger of five major electricity utilities, which, in chronological order of foundation, were

- Hidroeléctrica Ibérica,
- Hidroeléctrica Española,
- Saltos del Duero,
- Iberduero, and
- Saltos del Sil.

On July 19, 1901, with the support and backing of the newly created Banco de Vizcaya, a group of entrepreneurs led by mining engineer Juan Urrutia founded Hidroeléctrica Ibérica in Bilbao. The new company had concessions on the river Ebro and immediately acquired further licenses to operate on the Leizarán, Urdón, Mijares, Júcar, Segura and Tajo rivers. The new company's mission was to supply electricity first to the Basque Country and then to Valencia, Madrid and Santander, finally reaching Castellón and Catalonia.

In 1906, another group of Bilbao-based entrepreneurs, led by civil engineer José Orbegozo, set up the Sociedad General de Transportes Eléctricos, with a view to harnessing power from the river Duero, in its international stretch between the mouths of the rivers Tormes and Huebra.

On May 13, 1907, a group of businessmen from the Basque Country and Madrid led by Lucas Urquijo and José Luis Oriol got together with Juan Urrutia, Hidroeléctrica Ibérica and the Banco de Vizcaya to create Hidroeléctrica Española, conceived to service the Madrid and Valencia markets. Hidroeléctrica Ibérica, which contributed its concessions on the rivers Tajo, Júcar and Mijares, held 44 per cent of the new company's capital. In 1909, the Salto del Molinar power station came into operation and a line was built to supply the Spanish capital.

In 1918, the Sociedad General de Transportes Eléctricos reached an agreement with the Banco de Bilbao and Basque entrepreneur Horacio Echevarrieta to form the Sociedad Hispano Portuguesa de Transportes Eléctricos. After its merger with Consorcio de Saltos del Duero, it was eventually renamed as Saltos del Duero. The new company inaugurated Spain's first major hydroelectric station, Salto de Ricobayo on the river Esla, in 1935. The Spanish Civil War brought developments in the country's electricity industry to an abrupt halt. The 1940s were years of major social and economic difficulties, which had a considerable negative influence on industry in general and the electricity sector in particular. Against this background, Hidroeléctrica Ibérica and Saltos del Duero merged in 1944 to form Iberduero.

In the 1950s, with the problems of importing technology overcome, both Hidroeléctrica Española and Iberduero began to build a series of major hydroelectric and thermal power stations to meet the substantial increases in demand for electricity. Over the following decades, a number of power stations, including Aldeadávila, Valdecañas, José María Oriol, Villarino, Escombreras and Santurce, were linked to the network. Some years later, nuclear technology appeared on the industrial market and in 1971 the Santa María de Garoña nuclear power station came into operation. Ten years later, in response to the 1973 energy crisis, the latest generation of nuclear power stations, at Almaraz and Cofrentes, were brought into service.

In 1992 Hidroeléctrica Española and Iberduero merged to create Spain's largest private electricity company, Iberdrola. The incorporation of the Company meant a major increase in competitiveness and the capacity to take a leading role in the Spanish and international electricity industries.

Since then, drastic changes have affected regulation, the raw material markets, technology and financial markets. Iberdrola has managed to adapt fast, efficiently and without fuss to all of them. Now, a hundred years after its original creation, Iberdrola is one of the world's leading private electricity companies in terms of market capitalization and the number of clients it serves, with a mission to increase value to benefit shareholders, customers and employees.

The Spanish Electricity Law (Ley 54/1997) required that the corporate purpose of companies that carry out any of the activities regulated in the law (economic and technical management of the system, transmission and distribution) must be confined exclusively to such activities. Accordingly, these companies may not carry non-regulated activities, such as production, retailing to eligible customers, other non-electric activities or activities abroad. Incompatible activities may be carried out within the same group of companies, provided that different companies perform them.

As a result of this regulatory requirement, in the course of 2000 and 2001, Iberdrola S.A. split its activities in different fully owned subsidiaries.

Iberdrola S.A. is today the holding company that controls, supervises and manages the activities of a group of companies with interests in the Spanish energy sector as well as in other diversified activities in Spain and internationally. Additionally, Iberdrola S.A. is responsible for the marketing of non-regulated electricity activity.

The graph over page shows the corporate structure of Iberdrola S.A. as of today:



IBERDROLA
IBERDROLA FINANZAS SAU*
IBERDROLA INTERNATIONAL BV*
100%
100%
GAMESA 6%
REE 3%
GALP 4%
100%
IBERDROLA Distribución Eléctrica S.A.U.
IBERDROLA Gas S.A.U.
IBERDROLA Generación, S.A.U.
IBERDROLA Energía, S.A.U.
IBERDROLA IBERENOVA II, S.A.U. (Renewable Energy)
IBERDROLA Ing. y Construccion, S.A.U.
IBERDROLA Non-Energy Businesses
IBERDROLA PORTUGAL
5.7%
EDP
31%
(Greece)
IBERDROLA INMOBILIARIA (Real Estate)
50%
IBV
GAMESA 25.8%
GUATEMALA Deca 49%
BOLIVIA Iber. Inversiones 100%
MEXICO 100%
CHILE - Iber. Energía Chile 99.9% Ibener 94.7%
BRASIL Neoenergia 39%

(*) Issuing financial vehicles

CORPORATE STRATEGY

In order to meet the challenges of the progressive deregulation of the Spanish energy market, Iberdrola's Board of Directors approved a comprehensive Strategic Plan for the period 2002 to 2006, which paved the way for the electricity sector, concentrating its efforts for growth on the basic energy business in the domestic market mainly in electricity generation using cleaner and more efficient sources such as renewable energy and gas combined plants. The Plan also concentrates on organic growth, with strict investment criteria (WACC +2-3%) and through divesting in non-core assets. Since its launch, the Plan has earned market recognition and follows the guidelines established by the Government's National Infrastructure Plan (in fact, Iberdrola anticipated that National Infrastructure Plan, a trend which the Company's competitors later followed) and the commitments accepted by Spain as a signatory of the Kyoto Protocol (and the EU Directives on CO_2 emissions reduction).

The plan includes a major combined cycle facility construction program, a firm commitment to renewable energy, a substantial increase in the gas business and a profitable international expansion, mainly focused in a low risk country such as Mexico with a cautious approach towards Brazil, combined with efficient risk management.

The plan establishes a deep change in the activities of the Company, doubling the size of the Group, and maximizing the profitability and the creation of value for its clients, its employees and the shareholders.

The graph below summarizes the key goals of the Strategic Plan 2002-2006, as originally set out:



The New Iberdrola
OBJECTIVES
x2
VALUES
Operational efficiency
Minimisationof costs
Efficiency in investments
Maximisationof return on investments
Efficiency in human resources
Minimisationof productivity
Optimization of client relations
Total client orientation
Agile
IBERDROLA
Flexible
Efficient
Work
Capacity
Honesty
Loyalty
Team spirit

Source: Iberdrola.

Under the Strategic plan Iberdrola expects to double its installed capacity (from 16,088 MW in 2002 to 30,800 MW in 2006) as well as its electricity production (51,169 GWh in 2002 to 120,000 GWh in 2006). In this process, Iberdrola expects to increase the contribution from the generation business and also aims to achieve larger international presence, but also a well-balanced revenue mix.

The table below summarizes the targets of the Strategic Plan 2002-2006:

Doubling Size and Results	
Total Investment	**€12 billion**
Net Profit '06	**€1.6 billion**
Leverage '06	**Below 50%**
Dividend Growth	**Growth in line with Net Profit (minimum 5% DPS growth)**

Source: Iberdrola.

The Strategic Plan 2002-2006 focuses on four main variables:

- **Operational efficiency**: through the improvement of revenues, production, installed capacity and customers, while reducing external costs, personnel and purchases.

- **Efficient human resources management**: Iberdrola has already completed its initial planned target in terms of workforce reduction (8,936 employees by 2006 in the Traditional Energy Business in Spain) and set a new target for 2008 aiming for a further 1,000 employees workforce reduction (in net terms).

  The success in the workforce reduction is a consequence of the new efficiency measures approved in 2003 and in particular, the Early Retirement Plan agreed with the Unions.

- **Optimization of the Company's relations with its clients**: One of the key objectives of the Strategic Plan is to maximize the value of its portfolio of clients, taking advantage of the opportunities that the full deregulation of the Spanish energy market in 2003 will bring.

  The Company aims to increase the breadth of its service to clients, offering new products and services (such as gas supply and industrial products) and better address its needs by segmenting the client base.

- **Efficiency in investments**: Under the Strategic Plan, Iberdrola had planned to invest €12 billion from 2002 to 2006. These investments would be financed with the high cash flow generation during the period, proceeds from the divestiture of non-strategic assets and from the current borrowing capacity of the Group.

Under the Strategic Plan Iberdrola expects to take the leading role in Spain in the development of CCGT (Combined-Cycle Generating Technology) and renewable plants with a total investment plan of more than €4,000 million for the period. According to the Strategic Plan 2002-2006, Iberdrola will invest €1,900 million in the construction of CCGT plants, for a total installed capacity of 4,000 MW. Iberdrola is currently running the most advanced CCGT program in Spain, taking the lead in this sector.

The Company will also invest around €2.4 billion in the development of generation capacity from renewable sources. The group expects to have a total installed capacity of almost 4,000 MW in 2006, mostly produced in wind farms. This investment program will consolidate Iberdrola's leadership as a clean energy producer.

The table below shows the investment program contemplated by the Strategic Plan 2002-2006:

Investment Program	Investment Target	Investment Results
SPAIN (Over 70% of total Investments)	Reduce the gap in Generation-Distribution	- CCGTs: 4,000 MW :€1.9 billion - Renewables: 3,800 MW :€2.4 billion
	Improve quality of service	- Increase Investments in Distribution :€2.1 billion
	Leading Supplier	- Leadership in Electricity 8% share in Gas
INTERNATIONAL (Presence in the 2 major markets in Latin America)	Mexico – Expand generation capacity	- CCGTs: 5,000 MW :€2.5 billion
	Brazil – Optimize position with limited investment	- Limited Investment in Distribution and Generation :€1.0 billion

Financing of Iberdrola's Investment Plan 2002-2006

	€ billion	%
Cash flow	6.6	55%
Divestments	3.0	25%
Debt	2.4	20%

Source: Iberdrola.

The investment program has two basic points:

- **Growth of generation capacity in Spain**: based on Iberdrola's current leadership in the development of combined cycle generation facilities and in the renewable energy field, with a view to increase the convergence between production capabilities and marketing; and
- **International growth in generation:** particularly in Mexico and, to a lesser extent, in Brazil.

The Company has successfully divested of non-core assets and financial stakes that have allowed them to raise €3 billion since 2002, as originally forecast.

Iberdrola's management believes that the Strategic Plan will ensure the growth of Iberdrola, increasing its profitability and financial strength. To assure that the Company as a whole is compliant with the Strategic Plan, Iberdrola has adapted its organization to a simple, direct and flexible client and results oriented management model. This

organizational reshuffle has enabled Iberdrola to meet the new challenges derived from the growing deregulation and increasing competition in global energy markets. (For details concerning divisional success in implementing the Strategic Plan, please see the Business Sectors).

Updating the Strategic Plan

In view of the high level of compliance with the objectives set in the 2002-2006 Strategic Plan, Iberdrola updated it to 2008. The objectives for 2004-2008 reaffirm the strategic lines of the Plan implemented in 2002, focused on the energy business, basically in Spain. The Company will continue to stimulate organic growth over the next few years, making investments in line with the energy policy approved by the Government, based on guaranteeing the security of supply, the bid to introduce cleaner generation technologies and efficiency. This growth will be obtained at low financial risk, with low leverage and without goodwill to amortize.

Between 2004 and 2008, Iberdrola plans to invest €8,600 million that, in addition to the €7,600 million invested from 2001 to 2003, brings the total investments to €16,200 million (73% in Spain). Iberdrola is thus the electric Company that has invested most and is currently investing most in the electricity industry at the present time, with the objective of achieving double-figure growth in profit and dividends.

Specifically, Iberdrola plans to invest €6,700 million in Spain between 2004 and 2008, €4,700 million of which will be assigned to generation and renewable energies and €1,500 million to distribution. Investments in the international area will amount to €1,900 million, €1,700 million to be assigned to Mexico and €200 million to South America.

Strategic Plan Investment Schedule

€ billion	2001-2003	2004-2008	Total
Generation	1.9	2.4	4.3
Renewables	1.7	2.3	4.0
Distribution	1.5	1.5	3.0
Other	0.5	0.5	1.0
Spain	**5.6**	**6.7**	**12.3**
Mexico	1.4	1.7	3.1
S. America	0.6	0.2	0.8
International	**2.0**	**1.9**	**3.9**
Total	**7.6**	**8.6**	**16.2**

Operating objectives

The operating objectives for this period focus on having capacity under management in Spain of more than 6,000 MW in combined cycle plants and 5,500 MW in renewable energy (1,000 MW out of Spain). The Company has recently raised its renewable energies target for 2008 from 5,500 MW to 6,200 MW.

The strategy is also to bring into service 5,000 MW in combined cycles in Mexico and 500 MW in South America.


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It is worth noting that as of September 30, 2005, the Company is fully meeting its targets in the building program of CCGTs and renewable energies in Spain.

Also, with the latest project awarded in Mexico in June 2004 the Company will be able to achieve its 5,000 MW target in this country.

Finally, after the commissioning of the Termopernambuco's CCGT plant in Brazil, the Company has also achieved its 500 MW target for the South American region.

In the distribution business, Iberdrola will continue to maintain its position with regards to service quality in Spain.

Financial objectives
The Company will be seeking to achieve average growth in results of two figures, leverage less than 50%, growth in dividends in line with net profit and ROE of more than 15% (13.9% as of year end 2004, having increased from 12.0% in 2002). Efficiency will also continue to improve, with net operational expenses over gross margin of 25%.

The rest of the investment plan up to 2008 will be mostly financed through internally generated cash flows and approximately €200 million in divestments per annum primarily in real estate. It is worth mentioning that the cash flow generation capacity of the Group is going to increase substantially in the following years as the Strategic Plan advances and more plants become operational.

Commitment to the environment
In this period, Iberdrola will also reinforce its environmental commitments thanks to a model of growth based on sustainable development that contributes towards compliance with the EU Directive on the reduction of emissions and Kyoto protocol at a lower cost for Spain.

Iberdrola is the electricity company in Spain with the generation portfolio with the least pollutants and, therefore, the best positioned in respect of the CO_2 emissions trading issue that began across the European Union on January 1, 2005.

COMPANY OVERVIEW

The Company is strategically divided into six divisions as follows as of FY2004:

Division	Description	% Gross Margin	% EBITDA
Generation	Produces electricity, markets and trades energy products, supplies fuel and power services in general (Spain only)	42.5%	45.4%
Distribution	Distributes electricity via its distribution network throughout Spain	29.0%	23.4%
Renewable Energy	Generates renewable energy from hydroelectric, wind.	8.0%	9.0%
Retailing	Provides electricity and gas supplies to the liberalized market, in addition to various non-energy related products and services	2.5%	0.4%
International Business	Generation and distribution of electricity internationally, primarily across Mexico and Brazil	11.6%	11.7%
Non-Energy	Energy consulting and real estate and engineering	6.7%	9.0%

Financials as Split by Business Activity

The following tables below illustrate the gross margin and EBITDA for the six divisions of the Company for years 2002, 2003, and 2004.

Generation

€ million	2002	2003	2004
Gross Margin	1,645.1	1,791.3	1,753.5
EBITDA	1,244.6	1,358.4	1,302.8

Renewables

€ million	2002	2003	2004
Gross Margin	95.2	235.9	329.5
EBITDA	71.4	186.9	258.2

Distribution

€ million	2002*	2003	2004
Gross Margin	1,243.4	1,152.5	1,195.8
EBITDA	679.9	596.2	672.5

Supply

€ million	2002	2003	2004
Gross Margin	29.7	68.0	103.8
EBITDA	3.6	6.5	10.1

International

€ million	2002	2003	2004
Gross Margin	318.7	363.0	478.0
EBITDA	190.7	246.1	335.7

Non-Energy

€ million	2002	2003	2004
Gross Margin	264.8	217.7	278.2
EBITDA	210.1	216.4	259.4

At the end of 2002 the Company sold the High Voltage Grid (Transmission Business)


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Iberdrola Group Operating Data

The demand of electricity by Iberdrola's customers has exceeded the production of electricity by Iberdrola for the past two years as shown in the table below. This trend has continued for the first nine months of 2005. See pages 1 and 2 of the Nine Months Results 2005.

	2004	2003	%Variation 04/03
Installed Capacity (MW)	**25,237**	**22,788**	**10.7**
Gas combined cycle	5,183	3,793	36.6
Renewable Energy	3,206	2,257	42.0
Hydroelectric	9,083	8,969	1.3
Nuclear	3,335	3,331	0.1
Fuel Oil	2,888	2,902	(0.5)
Coal	1,247	1,247	-
Cogeneration	295	289	2.1
Net production (GWh)	**81,812**	**71,802**	**13.9**
Gas combined cycle	23,159	11,993	93.1
Renewable energy	5,413	3,923	38.0
Hydroelectric	15,922	21,715	(26.7)
Nuclear	26,428	24,786	6.6
Fuel Oil	2,417	2,325	4.0
Coal	7,061	5,710	23.7
Cogeneration	1,412	1,350	4.6
Total Demand (GWh)	**117,092**	**110,718**	**5.8**
Customers under management no. (million)	**17.4**	**16.9**	**3.0**
Workforce (parent co. + proportional) No.	**11,139**	**11,503**	**-3.2**

FY2004 FINANCIAL RESULTS (UNDER SPANISH GAAP)

The comments below refer to the Annual Accounts for 2004 and 2003.

	Million €	Vs. 2003
NET SALES	10,314	+8.7%
GROSS MARGIN	4,168	+8.4%
EBITDA	2,858	+9.2%
EBIT	2,019	+10.7%
ORDINARY PROFIT	1,699	+15.3%
NET PROFIT	1,211	+14.2%

Results for the year

In 2004, Iberdrola posted net income of € 1,210.7 million, up 14.2% from € 1,060.3 million during the previous year.


ABN·AMRO


Dresdner Kleinwort Wasserstein

Analysis of the result for the year

- ***Net sales***

Iberdrola's sales totaled € 10,314.5 million in 2004, up 8.7% from 2003, mainly due to the 13.9% increase in the group's total production despite a lower level of rainfall during the period.

- ***Gross Margin***

Gross margin continued to rise in 2004, increasing 8.4% over 2003 to € 4,168.3 million, thanks to the larger contribution of the domestic business, renewable (+39.7%), supply (+42.6%) and distribution (+7%) activities, and the international (31.7%) and non-energy (+19.6%) business.

- Domestic energy business

Gross margin was up 5.3% to € 3,517.2 million. Highlights here were:

- The stabilization of the gross margin in generation (-2.1%), in a year in which there was a 30% drop in rainfall levels and greater combined cycle production (+92.8%).

- Sales of renewable energy grew by 39.7% to € 329.5 million as a consequence of the increase in production during the period (+38%).

- The gross margin on retail sales was up 42.6% to € 103.8 million, due to greater activity of this business line in electricity and gas.

- In distribution, the gross margin was up 7% to € 87.7 million, thanks to the increase in the compensation of the regulated business recognized in the 2004 rate and to the positive balance stemming from resettlement differentials from prior years.

- International business

Gross margin was up by 31.7% to € 478.2 million as a result of the good performance of the group's business lines on the international scene:

- In Mexico-Guatemala, gross margin totaled € 208.9 million (+57.4%) thanks largely to the contribution made by the Altamira plant and despite negative movements in the exchange rate during the period. The strong performance of the distribution business in Guatemala should also be noted.

- In Brazil, gross margin increased by 16.9% (€ 269.3 million) following an upturn in demand and the increase in rates approved for the distribution companies Coelba, Cosern and Celpe.

- Non-energy businesses

Non-energy businesses contributed € 172.9 million to the total gross margin, an increase of € 28.3 million, primarily due to the APEX real estate business.

EBITDA (Gross Operating Profit)

The company's EBITDA (gross operating profit) was up 9.2% to € 2,857.7 million as a result of the growth in gross margin and efficiency improvements. This increase, marked by a 13.9% rise in the group's total production due to ongoing investment efforts, translated into a controlled increase of 5.8% in net operating expenses.

Significantly, net personnel expenses were down 1.4% after the Workforce Reduction Plan went into operation. In addition, taxes rose by 11.8% to € 180.8 million, as a result of the increase of this item in the retailing business and a higher Real Estate Tax (IBI) due to new facilities in operation.

EBIT (Net Operating Profit)

The company's net operating profit (EBIT) reached € 2,018.9 million (+10.7%) as a result of the growth in gross margin, improvements in efficiency and the controlled amortization, depreciation and provisions item (+5.7%).

Amortization and depreciation were up slightly to € 828 million (+6.2%) as a result of new investments in combined cycle plants in Spain and Mexico and in renewable plants. Provisions rose by € 4 million.

Financial result (Net Financial Expenses)

Iberdrola's financial result was € -389.7 million, an improvement of 13.3% over 2003. Financial expenses fell by 10.2% from January to December 2004, as a result of a reduction in the average cost of debt by 38 basis points to 4.39%, as compared to 4.77% during the previous year.

This improvement was reached despite a decline in financial profit (-3.8%), as a result of lower financial expenses from the start-up of commercial facilities and of lower dividends and interest collected for the period.

Results of companies consolidated by the equity method

Results of companies consolidated by the equity method dropped by € 30.3 million to € 69.5 million, because Repsol YPF is no longer consolidated following the company's sale of its interest in it during the second half of 2003, and because of a lower contribution from Corporación IBV which at December 2003 included € 30 million from the gains obtained from the sale of the 6% stake in Gamesa. Excluding both effects, this item improved by almost 99%.

Ordinary Profit

The combination of an increase in operating profit and an improvement in financial profit allowed a considerable rise in profit from recurring operations, up 15.3% in 2004 to € 1,698.7 million, notwithstanding the lower contribution of companies consolidated by the equity method.

Net Profit

As a result of the gains obtained from divestments of real estate assets, Iberdrola's extraordinary profit totaled € 58.9 million in 2004, compared to the extraordinary loss totaling € 198.2 million in 2003. Also worth noting is the change in the corporate profit

tax of € 327.5 million, with an increase in the effective rate to 30.4% from 16.2%, which resulted in higher tax expenses compared to 2003.

BALANCE SHEET

Iberdrola's balance sheet as of December 31, 2004, reflected total assets of € 25,934 million. Iberdrola's financial strength stands out, even with the sizeable investments it made in the period.

	Million €	Vs. 2003
TOTAL ASSETS	25,934	+6.1%
TANGIBLE & INTANGIBLE FIXED ASSETS	18,961	+7.6%
FINANCIAL FIXED ASSETS	2,671	+14.7%
SHAREHOLDERS' EQUITY	8,717	+6.0%
NET DEBT	10,569	+1.0%

The following headings in the consolidated Balance Sheet are worthy of note:

Fixed assets
Iberdrola made investments of Eur 2,713 million in 2004. It should be pointed out that this amount includes Eur 587 million which were not invested in 2004 but which were included in the balance sheet for 2004. The breakdown of investments is shown in the following table:

Million euros	Jan-Dec 2004	%
Spain	**2,186**	**80.6**
Generation	594	
Renewables	811	
Distribution	451	
Other	330	
Mexico	**329**	**12.1**
Generation	321	
Distribution	8	
South America	**49**	**1.8**
Generation	4	
Distribution	45	
Other International	**149**	**5.5**
TOTAL	**2,713**	100.0

Among investments in Spain, which came to € 2,186 million, or 80.6% of total investment, those in the renewable business (€ 811 million) and in generation (€ 594 million), mainly for the construction of combined cycle plants, are noteworthy.

In Mexico, investment focused mainly on the Altamira V and VI (€ 185 million) and the Laguna II combined cycle plants, which will be operational in 2005, and in which Iberdrola invested € 56 million. Iberdrola also launched the construction of the

Tamazunchale combined cycle (€ 42 million). In Brazil, investments were channeled into the distribution business and financed with funds generated within the country.

Financial fixed assets

Financial investments made during the period totaling € 305 million and reflecting the acquisition of the stake in the Greek company Rokas, the 3% increase in the stake in Gamesa and the subscription to the capital increase in EDP, were the main cause of the € 343 million increase in Financial Fixed Assets in 2004.

Share capital

At December 31, 2003, Iberdrola's share capital consisted of 901,549,181 bearer shares with a par value of 3 euros per share.

On January 2, 2004, a gross interim dividend of € 0.286 per share was paid out for FY 2003, a 10% increase over the interim dividend paid out for FY 2002. In addition, on July 1, a supplemental dividend of € 0.3867 per share was distributed for FY 2003.

That brought the total dividend for FY 2003 to € 0.6727 per share, up 10.2% over the previous year.

Financial debt

At the end of December, net financial debt stood at € 10,569 million and financial leverage was 54.8%, a 100 basis point improvement from 55.8% in 2003. The average cost of debt dropped by 38 basis points to 4.39% at the end of 2004.

The debt structure by currency and interest rate and by geographical area, company and product type is shown in the 'Liquidity and Capital Resources' section within the Executive Summary.

Mention should be made here of the reduction in debt attributed to the renewable energy business following the reorganization in 2003 of the activities in that business and which brought Iberdrola 100% ownership in the majority of the wind farms. As a result, in 2004, Renewables' non-recourse debt has been repaid, and from now on, activities in this business will be financed at Iberdrola S.A. level at a lower cost. Therefore, the 2.7% attributed to renewable energy in the above table refers to those wind farms in which Iberdrola does not yet have 100% effective control of the ownership. This debt is non-recourse.

In line with the company's policy of minimizing financial risk, currency risk was offset by financing investments in local currency (Brazilian Reals, in the case of Brazil) or functional currency (US dollars, in the case of Mexico) in Latin America.

In December 2004, all the Company's expected liquidity needs for the next 12 months had been covered in advance.

Working capital

Net working capital totaled € 838 million, a € 411 million decrease from December 2003, as a result of a € 305 million decrease in current assets and a € 106 million rise in current liabilities.

NINE MONTHS ENDED SEPTEMBER 30TH, 2005 FINANCIAL RESULTS (UNDER IFRS)

The most notable aspects of Iberdrola's financial results for the first nine months of 2005 (unaudited) are as follows:

Million €	9M 2005	Vs. 9M 2004 (%)
NET SALES	8,442.7	+32.6
GROSS MARGIN	3,497.8	+5.7
EBITDA	2,393.2	+10.7
EBIT	1,643.7	+12.1
Net Profit	984.0	+12.6

NOTE: In the accounts for the first nine months of 2005, and in order to increase transparency and visibility in the Company's businesses, the Third Party Services are now recorded at the Gross Margin level, instead of in the Net Operating Expenses. The effect is shown in the two following tables:

CURRENT REPORTING	9M 2005	9M 2004	Change%
Gross Margin ex-Third Party Services	3,437.3	3,291.0	
Third Party Services	60.5	16.7	
TOTAL GROSS MARGIN	3,497.8	3,307.7	5.7%
Net Operating Expenses	-1,065.9	-1,008.4	5.7%

PREVIOUS REPORTING	9M 2005	9M 2004	Change%
Total Gross Margin	3,437.3	3,291.0	4.4%
Net Operating Expenses	-1,065.9	-1,008.4	
Third Party Services	60.5	16.7	
Total Net Operating Expenses	-1,005.4	-991.4	1.4%

NET SALES

The Group's Net Sales totaled 8,442.7mm euros in the first nine months of 2005, up 32.6 % on the same period in 2004, reflecting the positive evolution of all of the Group's businesses: the Domestic Energy business, the main growth driver, rose 34.0% and contributed 73.9% to the Group's Net Sales; the International business was up 36.8% and contributed 16.4% to total Net Sales; and finally the Non-Energy businesses rose 17.4% to reach a 9.7% contribution to the total.

The main drivers of this change in each of the businesses were as follows:

• In the Domestic Energy Business, Net Sales rose 34% as a result of:

- The increase recorded on Generation (29.2%): due to the following factors:
    - The current situation in pool prices.

- Ordinary regime production is down 8.4% in a half-year period marked by a sharp fall in hydroelectric production in Spain (-46.8%), combined with a 18.3% reduction in nuclear production due to the Cofrentes (100% Iberdrola) and Vandellós II (28% Iberdrola; 72% Endesa) nuclear power plants being shut down temporarily for refueling. Both plants have already connected to the grid.

- Net Sales in the Supply business rose 29.5%, mainly due to the increase in activity, especially in gas, with a 61.2% increase in volumes supplied.

- In Renewables, Net Sales is up 60.2% to 359.1mm euros, factoring in the 32.1% increase in wind production vs. the first nine months of 2004, as well as the current situation in pool prices, with 94% of the wind parks already under the market participation scheme.

- Net Sales grew 4.0% in Distribution business, in line with the increase in its regulated revenues, being the incentive for losses worth highlighting as well.

• In the International business, Net Sales is up 36.8% to 1,388.9mm euros. Mexico is the region that made the biggest relative contribution (62.8%), showing a 33.8% growth despite the depreciation of the dollar registered along the period. Also of note is the increase in Net Sales in Brazil (42.2%), primarily as a result of the increase in demand and upward readjustment in tariffs, as well as the favorable evolution of the Real's exchange rate.

• On Non-Energy businesses, Net Sales is up 17.4% to 816.7mm euros, with this growth driven primarily by the increase in activities in real estate business, Engineering and Services. Regarding this last chapter, it is worth mentioning that since the third quarter of this year Third Party Services is recorded at Gross Margin level in order to increase visibility and transparency.

On the other hand, and regarding the Tariff Deviation generated over the first nine months of 2005, it is necessary to take the following aspects into consideration:

1) On a sector basis, the aforementioned Tariff Deviation for 9M 2005 might reach an amount close to 2,493mm euros.

2) In accordance with Royal Decree-Law 5/2005 of March 11, the provisional share for the financing of such Tariff Deviation comes out at 35.01% for Iberdrola, representing approximately 873mm euros before taxes.

3) In addition, in order to support the accounting treatment of the Tariff Deviation, the following aspects have been factored:

   a) Articles 15 to 20 of the Electricity Sector Law54/1997 of November 27, governing the economic regime of the various sector activities. In general terms, the remuneration of the generation activities is established in those articles accordingly to the prices resulting from the functioning of a liberalized market.

b) The precedent set by the recognition in full of the Tariff Deviation for 2000, 2001 and 2002 (Art 94.2 Law 53/2002).

c) The objectives set in IAS 18: An "ordinary revenue is recognized when it is probable that future economic benefits flow to the company and the amount of revenue can be measured reliably".

As is already known, although in the existing regulatory framework this deviation is borne by the generation companies, the services rendered by this business complies with all the requirements included in that rule:

* Revenues can be measured reliably, as generation prices are determined for the pool.

* The periodic C.N.E. settlements explicitly specify the revenues corresponding to each generator.

However, there are not enough revenues collected by the distribution companies. In light of the factors outlined above, it is possible to conclude that there are currently enough reasons for the confirmation at the end of the current fiscal year of the recoverability of the Tariff Deviation that might arise during 2005.

GROSS MARGIN

On a consolidated level, the Gross Margin came out at 3,497.8mm euros, representing an increase of 5.7% in relation to the same period in 2004. As outlined below, the Domestic Energy Business reflects the cost of consumption for emission rights which has totaled 121.3mm euros over the period. The following contrasting aspects can be highlighted regarding this evolution of the Gross Margin in each business:

Domestic Energy Business

The Gross Margin remained stable (-0.5%) at 2,663mm euros in a challenging production environment:

- The change in the Gross Margin of the Generation business in Spain (1,287.1mm euros, -5.6%) can be explained in the following context:

  - The evolution of the output and prices along the period, as explained at Net Sales level.

  - Increase in fuel costs because of the change in the production mix (less hydroelectric and nuclear production and greater thermal production) and a context of higher fuel prices, reflected in an 86.4% increase in procurement costs.

  - 121.3mm euros booked as expenses for emission rights consumed during the period.

- The Gross Margin of Renewables is up 60.2%, in line with Net Sales, and represents 21.8% of the total Gross Margin obtained by Iberdrola's generation assets in Spain.

- The Gross Margin of the Distribution business grew 4.0% (1,035.2mm euros) in line with the increase in remuneration from the regulated business recognized in the tariff for 2005.

- The Supply business saw its Gross Margin fall 115.5mm euros to -8.9mm euros, due to the lower margins as a consequence of the energy prices over the period, which resulted in the negative contribution being recorded. Furthermore, the first nine months of 2004 saw an extraordinary contribution of 11mm euros for resettlements of energy sales, network costs and energy purchases in 2000 and 2001.

International Business

The Gross Margin was 506.4mm euros, reflecting growth of 43.5%, resulting from the good performance of the Group's businesses in the region and the positive evolution of the exchange rate of the Brazilian real, more than offsetting the effect of the depreciation of the dollar in the accounts of Mexico.

- In Mexico-Guatemala, the Gross Margin was 189.4mm euros (+27.7%), representing an increase of 41.1mm euros. This increase primarily reflects the contribution to results made by the 500 MW La Laguna combined cycle plant after it was brought into service in the first quarter, and the efficiency improvements at the Monterrey plant (I and II). A 3.3% depreciation of the dollar was recorded along the period.

- In Brazil, the Gross Margin is up 55.0% to 317.0mm euros, thanks to the growth in demand and the additional tariff adjustments adopted for Coelba, Cosern, and Celpe, as explained previously. It is also worth noting the appreciation of the real against the euro (14.5%).

Non-energy Business

These contributed 328.4mm euros to the total Gross Margin, reflecting an increase of 51.2mm euros, primarily generated by **Engineering and Services, IBERDROLA Inmobiliaria** and **Corporación IBV**, which, following the application of the IFRS, is now proportionately consolidated. The results can be broken down as follows:

€ million	9M 2005	9M 2004	Change in mm's
Engineering & Services	112.2	57.0	55.2
Iberdrola Immobiliaria	110.8	118.1	-7.3
IBV Corporation	102.7	93.7	9.0
Other	2.7	8.4	-5.7
TOTAL	328.4	277.2	51.2


ABN·AMRO

Dresdner Kleinwort Wasserstein

BASIC MARGIN

This chapter reflects the global effect of the emission allowances in the Company's accounts that comprises:

- An expense reflecting the consumption of such emission allowances up to 121.3mm euros, recorded at Gross Margin level.

- Revenues reflecting the emission allowances granted for free worth 100.5mm euros, recorded below Gross Margin.

All in all, the Basic Margin is obtained adding those revenues due to the allowances received for free to the Gross Margin, so that the net effect of the allowances is recorded in the Company's accounts at that level. Such net effect amounts to Eur -20.8mm in the first nine months of 2005.

The Basic Margin rose 8.8%, up to Eur 3,598.3mm, as detailed in the following table:

€ million	9M 2005	9M 2004	% Change
Gross Margin	3,497.8	3,307.7	5.7
Emission Allowances (Revenues)	100.5	-	na
Basic Margin	3,598.3	3,307.7	8.8

EBITDA / GROSS OPERATING PROFIT

Consolidated EBITDA increased 10.7% to 2,393.2mm euros as a result, in addition to the factors previously explained, of the control in Net Operating Expenses that rose 5.7%, more than 3% below the growth recorded at the Basic Margin. The controlled increase of 5.7% in Net Operating Expenses has been achieved thanks to the moderation in traditional businesses and an increase in new businesses in connection with the upturn in activity. The highlights include:

- The moderate change in Personnel Expenses (+3.0%), despite reflecting the effects of the salary adjustments adopted based on the Labor Agreement and the CPI.

- A 74.8mm euros increase (+14.1%) in External Services linked to the upturn in activity in connection with the new combined cycle and renewable facilities and the commercial activity. This also includes 20mm euros in costs for the second stage of nuclear fuel cycle (Enresa).

Net Operating Expenses can be broken down as follows:

€ million	9M 2005	Vs. 2004 (%)
Net Personal Expenses	**593.7**	**1.0**
Personnel	716.0	3.0
In-house work on fixed assets	-122.3	14.0
Net External Services	**472.2**	**12.3**
External Services	604.9	14.1
Other Operating Revenues	-132.7	21.2
TOTAL	**1,065.9**	**5.7**

The Traditional Energy Business workforce is down 2.9% compared with the same period in 2004 to 8,344 employees, with the Domestic Energy Business' Gross Margin remaining stable.

As such, the Gross Margin to employee ratio improved by 2.4% in the Domestic Energy Business, as can be seen in the following table:

	9M 2005	9M 2004	% Change
Gross Margin (Domestic Energy Business) (€mm)	2,663.0	2,677.7	-0.5
Domestic Ener. Bus. Workforce (Spain)	8,344	8,593	-2.9
Gross Margin / employee ratio (€000s)	319.1	311.6	+2.4

On the other hand, the Tax item is up 1.5% to 139.2mm euros, mainly due to the impact in Latin America resulting from the application of IFRS.

EBIT / NET OPERATING RESULT

EBIT rose **12.1%** to **1,643.7mm euros** compared with the same period in 2004, with this rise driven by the operating evolution already mentioned combined with the change in Amortizations and Provisions (+7.7%).

• Amortizations are up 6.9% to 723mm euros.

• Provisions rose 34.8% to 27mm euros, basically as a result of the criteria followed in the Engineering business regarding guarantees and contract margins.

€ million	9M 2005	9M 2004	% Change
Amortization	723	676	6.9
Provisions	27	20	34.8
Total	750	696	7.7

FINANCIAL RESULT
The Financial Result came to 298.5mm euros, 7.8% higher than in the same period in 2004. This increase was mainly due to the 20.4% increase in financial expenses in a period marked by a higher average debt balance in relation to the same period in 2004, affected by the impact of the Tariff Deviation. This was partially offset by the 42.8% rise in Financial Revenues up to 222.8mm euros.

In addition, the average cost of debt remained stable at 4.56%.

€ million	9M 2005	9M 2004	% Change
Financial Revenues	222.8	156.0	42.8
Financial Expenses	-521.3	-432.9	20.4
Total	-298.5	-276.9	7.8

RESULTS OF COMPANIES CONSOLIDATED BY THE EQUITY METHOD
The Results of Companies Consolidated by the Equity Method rose 2.0mm euros to 35.7mm euros, with 82.6% of the results contributed by Non-Energy up to 29.5mm euros. Following the implementation of IFRS, EDP and REE have been removed from the scope of consolidation, and the consolidation method for other companies, such as Corporación IBV, has been modified.

The results can be broken down as follows:

€ million	9M 2005	9M 2004	% Change
Non-Energy	29.5	35.8	-17.4
Other	6.2	-2.1	na
Total	35.7	33.7	+6.0

NET PROFIT
Lastly, Net Profit rose to 984.0mm euros, up 12.6% on the same period in 2004, in line with the change seen on Operating Profit. Results from noncurrent assets fell by 50.3mm euros and Profit before Taxes grew +8.2%. The effective tax rate came out at 29.4%, slightly below the same period in 2004 (32.5%).

BALANCE SHEET
JANUARY – SEPTEMBER 2005

€ million	9M 2005	Vs. 9M 2004 (%)
TOTAL ASSETS	28,958	+10.0%
TANGIBLE & REAL ESTATE FOR INVESTMENT ASSETS	19,908	+6.2%
LONG-TERM INVESTMENTS	2,151	+16.7%
SHAREHOLDERS' EQUITY	9,463	+9.7%
NET DEBT	12,325	+15.5%

At 30 September 2005, Iberdrola's total assets came to 29,958 million euros, highlighting the maintenance of its strong capital position, even taking into account the large volume of investments made over the period (1,354 million euros). The leverage ratio was 56.6%, which is 130 basis points higher than in December 2004 with the accounts in IFRS format, mainly affected by the financing of the Tariff Deviation corresponding to Iberdrola, which in September 2005 rose to 873 million euros. Without this effect, leverage would have come out at 54.8%.

Fixed Assets

Investments (Jan - Sept 2005)


Other
Distribution
3.5%
23.6%
72.9%
Generation

Investments in the first nine months of 2005 totaled 1,354 million euros and can be broken down as follows:

€ million	Jan - Sep 2005	(%)
Spain	**915**	**67.6%**
Generation	400	
Renewable energy	209	
Distribution	258	
Other	48	
Mexico	**320**	**23.6%**
Generation	316	
Distribution	4	
South America	**59**	**4.3%**
Generation	2	
Distribution	57	
Other International	**60**	**4.4%**
TOTAL	**1,354**	**100.0**

As regards investments in Spain, those made on energy production activities stand out, with 609 million euros that can be broken down as follows:

- 400 million euros on the Generation Business.
- 209 million euros on the Renewables Business.

In Mexico, investments have focused on the Altamira V and VI combined cycle plants (133 million euros) and Tamazunchale (153 million euros). In Brazil, investments have primarily been made on the distribution business, financed by funds generated in Brazil.

The figure given for "Other International" reflects the investments made on Renewables outside of Spain, representing a total of 60 million euros, including the acquisition of an additional 8% in the Greek company Rokas.

Financial Debt

Net financial debt totaled 12,325.4 million euros at the end of September, with financial leverage coming out at 56.6%, 130 basis points higher than the 55.3% seen in December 2004. The figure given for debt includes 873 million euros for financing the Tariff Deviation corresponding to Iberdrola. Without the effect of this deviation, financial leverage would have been 54.8%, 50 basis points lower than the level seen in December 2004.

With respect to the average cost of debt, it came to 4.56% at 30 September 2005, 7 bp lower than in December 2004.

In line with the policy to minimize financial risks on debt, foreign currency risks have continued to be mitigated through the financing of investments in Latin America in local currencies (the real, in the case of Brazil) or in their functional currencies(dollar in Mexico).

Furthermore, in light of the refinancing policy pursued by IBERDROLA during the first nine months of 2005, the average maturity of debt has increased significantly to nearly 5 years as at September 2005 from 4.3 years recorded at December 2004.

Working Capital
Net Working Capital rose to 1,911 million euros, up 1,357 million from the 554 million euros recorded at the end of 2004, with current assets up 1,035 million euros and current liabilities down 322 million euros.

Funds from Operations
In September 2005, Funds from Operations totaled 1,667.9 million euros, reflecting an increase of 14.6% on September 2004.

BUSINESS SECTORS

1. GENERATION

Nine Months Ended September 30th, 2005

Please find below Iberdrola's nine month 2005 results for its Generation business. For more detailed information regarding its nine month results please refer to Iberdrola's full nine months results for 2005 report.

€ million	9M 2005	Vs. 9M 2004 (%)
Net Sales	2,557.5	+29.2%
Gross Margin	1,287.1	-5.6%
Basic Margin	1,408.4	+3.3%
EBITDA	1,036.0	+0.2%
EBIT	743.0	-2.9%

FY2004 Annual Results

€ million	2004	% of Total	% Increase vs. 2003
Gross Margin	1,753.5	42.5	(2.1)
EBITDA	1,302.8	45.4	(4.1)
EBIT	963.4	47.7	(5.6)

Operating Plants as of December 31, 2004
(excluding Special Regime: wind, mini-hydro and cogeneration)


CCGT
Nuclear
Domestic coal
Imported coal
Black lignite
Brown lignite
Fuel-oil
Fuel-oil and gas
Gas and coal (IGCC)
Hydro>100MW

The generation division produces electricity, markets and trades energy products, and supplies fuel and power services.

The generation activity is operated by Iberdrola Generación S.A.U., a 100%-owned subsidiary of Iberdrola, S.A. This is the holding company of the national generation division.

Iberdrola's commitment to updating its electricity generation facilities with cleaner technologies -mainly combined cycle plants and renewable energy- allowed it to reach the end of fiscal year 2004 with a total of 25,237 MW of installed capacity worldwide (+2,449 MW of additional capacity), 11% more than 2003 and 52% more than at the start of the Strategic Plan.

The company has 22,547 MW of capacity in peninsular Spain, an increase of 11.1% over 2003 and 36% over the capacity it had at the start of the Strategic Plan. Specifically, in 2004 the company brought into operation an additional 2,259 MW of capacity in Spain, of which 1,200 MW (53%) corresponded to combined cycle plants, 949 MW (42%) to renewable energy (see 'Renewable Energy' section further on), and 110 MW (5%) to capacity expansions at several generating facilities.

In fiscal year 2004, the consolidated earnings of Iberdrola's generation business came to € 829.8 million before tax and € 531.8 million after tax. Its contribution to the group's results was 43.9%. Total generation assets amounted to € 7,975 million.

Production equipment
Iberdrola increased its installed capacity under the ordinary system by more than 1,300 MW to 19,046 MW in 2004, which entails a 7.3% increase over fiscal year 2003. The gain was due to the start of operation of the combined cycle plants of Santurce, with 400 MW of capacity, and Arcos de la Frontera (Cádiz), with 800 MW of capacity (units I and II), and the rest is from capacity expansions at several generators.

Depending upon the various energy sources used, the company's production structure under the ordinary regime in 2004 was as follows: 24%, hydroelectric plants; 14.5%, combined cycle plants; 45.2%, nuclear plants; 4.1%, fuel-oil plants, and 12.2%, coal-fired plants. This mix emphasizes a distinct movement towards more environmentally friendly power generation methods, in line with the Strategic Plan:

Ordinary Regime Energy Balance 2004
Company Own Production


12%
15%
4%
24%
45%
Gas Combined Cycle
Hydroelectic
Nuclear
Fuel Oil
Coal

Million kWh	2004	2003	2004/2003(%)	%Mainland
Own Production	**61,044**	**59,799**	**+2.1**	**29.5**
Gas combined cycle	8,811	4,569	+92.8	29.8
Hydroelectric	14,626	20,860	(29.9)	48.8
Nuclear	27,580	25,874	+6.6	43.7
Fuel Oil	2,528	2,437	+3.7	32.1
Coal	7,499	6,058	+23.8	9.8
Internal use for generation	2,119	1,929	+9.8	24.2
Net Production	**58,925**	**57,870**	**+1.8**	**29.8**
Power used in pumping	1,544	1,798	(14.1)	33.8
Energy Demand	**57,381**	**56,072**	**+2.3**	**29.7**

System operation

Iberdrola's investments in generation in recent years have made it possible to enhance the balance and diversification of the company's production structure, which mitigates the impact on its accounts of possible decreased output through the use of some of its technologies.

In fact, the better energy balance under the ordinary system in 2004 was accomplished despite lower rainfall than in 2003, thanks to the contribution of new combined cycle plants, whose output already exceeds that of coal-fired plants.

In 2004, Iberdrola's gross output under the ordinary system came to 61,044 million kWh, which represents a 2.1% increase from the previous year. It accounted for a 29.5% share of the total electricity volume generated in peninsular Spain. In addition, energy demand came to 57,381 million kWh, a 2.3% increase over 2003.

The six combined cycle plants managed by Iberdrola in Spain -Castell6n (800 MW), Castej6n (400 MW), Bahia de Bizkaia de Electricidad (800 MW, Iberdrola has 25%), Tarragona (400 MW, the Company has 50%), Santurce (400 MW), and Arcos de la Frontera (800 MW)- generated 8,811 million kWh, or a 92.8% increase over the previous year, and accounted for a 30% share of the total electricity volume generated under the ordinary system in peninsular Spain.

Iberdrola generated almost 49% of the hydroelectric power in mainland Spain under the ordinary system in 2004, contributing a total of 14,626 million kWh, equal to 21% of the company's generation mix in Spain. In addition, the company's hydroelectric facilities turned in an excellent performance, with 78% availability during the year.

Nuclear plants generated 27,580 million kWh, 6.6% more than in 2003. Once again, especially noteworthy was the high availability of the nuclear stations, which reached an

average usage level of 94.1% during the year. The output of the traditional thermal power plants was 10,027 million kWh, 18% more than in the previous year.

During the course of 2004, installed capacity at cogeneration facilities in Spain in which Iberdrola had an interest reached 423 MW, of which 295 MW were attributable to the company. These facilities generated 2,900 million kWh, of which 1,965 million kWh correspond to the company, 4.4% more than in 2003.

Iberdrola's bid for more efficient and environmentally-friendly generation technologies is in tune with the company's commitment to the renewal of the Spanish generation plants, which is indispensable for compliance with the Kyoto Protocol and the EU Emissions Trading Directive and which is in line with the requirements set out in the National Allocation Plan approved by the government.

National Allocation Plan

On January 21, 2005, the Council of Ministers approved the allocation of emission rights by facility. In accordance with the government's proposal to meet the emissions goal, combined cycle plants would have to produce more than coal-fired plants as early as 2006, and the tendency would become more pronounced in 2007. Thus, the allocation to combined cycles, one of the main goals under Iberdrola's Strategic Plan, entails an average 5,250 annual operating hours between 2005 and 2007, while the allocation to coal-fired plants equals 4,950 annual operational hours. In this way, the Company will receive an annual average 12.78 million tons of emission rights during the 2005-2007 period.

Emissions in 2002-2007 (millions of tons) ***Energy balance 2002-2007 (TWh)***


71.2
46.2
27.9
6.0
2002-2004 Average
2007
Coal
-35%
Gas
+360%
75.8
76.5
16.6
49.1
2002-2004 Average
2007

(*) Emissions in 2002-2007 according to the Ministry of Industry, Tourism and Trade (Mainland Spain); Iberdrola's estimates.

Iberdrola in the wholesale electricity market

The main factors characterizing the operation of the wholesale electricity market in 2004 were growth in demand, which was 3.5% higher than in 2003, low rainfall (0.8 index for


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Iberdrola) and the entry into operation of new combined cycle plants (the company already has 2,800 MW in operation).

Prices in the wholesale electricity market had a disparate performance. From January to June 2004, prices were low if we take into account the system costs (record prices for Brent crude oil and gas in international markets), while they recovered appreciably during the second half of the year.

In this scenario, Iberdrola sold 57,892 million kWh at € 2,208 million, which resulted in an average price of € 38.1/MWh, which was 5.8% higher than the average market price. Thus, the company had a 28.2% share of all energy sold and 29.4% of total revenues.

In 2004, the energy sold by Iberdrola in the markets managed by OMEL was 57,991 million kWh, 27.9% of the total. Transactions in supplemental services markets entailed the acquisition of 99 million kWh, with compensation of € 89 million, which translates into a 34% share. These percentages, which are well above Iberdrola's overall market share, result from utilizing the efficient generating plants and capitalizing on the opportunities offered by real-time markets.

With regard to the compensation for guaranteed capacity, Iberdrola collected E 314 million in 2004, or 33% of the total brought in by generation plants in mainland Spain, which shows the significant role the company's hydroelectric facilities play in guaranteeing supply.

With respect to the purchase of energy in the wholesale market for Iberdrola's customers, the company bought a total 78,806 million kWh. Of these purchases, 47,923 million kWh were allocated to customers under the rate system, 29,827 million to eligible customers, and 1,056 million kWh to exports.

Iberdrola in the Spanish wholesale electricity markets 2004

	Energy (Million kWh)	Iberdrola/ System (%)	Revenues (Million €)	Iberdrola/ System (%)
Markets	57,991	27.9%	1,805	28.6%
Complementary services	(99)	37%	89	34%
Total production market	**57,892**	**28.2%**	**2,208**	**29.4%**

Energy trading in Europe

In 2004, Iberdrola handled the purchase and sale of 10,799 million kWh of energy in France, Switzerland, Germany, Austria, Belgium, the Netherlands, Spain and Portugal, transactions worth € 283 million.

Especially remarkable were the transactions carried out through the electrical interconnections between different countries, which accounted for 34.14% of the energy volume traded by Iberdrola.

Iberdrola's presence in the French market is essential to maximize the value of its generating assets in Spain. Thus, the company participated in all of EDF's capacity

auctions, acquiring the right to provide up to 362 million kWh for 2004, 2005 and 2006. Also, a total 276 million kWh of electric power was supplied to RTE and to EDF GRD, the managers of the French electricity transmission and distribution network, in order to cover network losses in France.

In addition, Iberdrola started to participate actively in the French balancing market (managed by RTE) thanks to the flexibility of its electrical power generation plants and its presence in European trading markets. It is the first Spanish company to be present in this market through the Spain-France interconnection.

In 2004, Iberdrola continued its daily operations in Powernext, a French organized market, in which the total volume traded was 1,260 million kWh. The company is also present in the German (EEX) and Dutch (APX) electricity markets, in which it carried out continued transactions in significant volumes.

Iberdrola played a significant part in auctions organized by the companies Nuon and Electrabel, in which it was awarded 87.6 million kWh of generating capacity in the Netherlands for 2005 and 263 million kWh in Belgium for 2004 and 2005. Also, the company signed contracts for the supply of 317 million kWh in Germany and Austria in 2005.

At the end of 2004, Iberdrola was the leading electricity company in the sale of green energy in Europe. It signed contracts for the sale of 1,489 million kWh, of which 1,230 million kWh comprised sales to energy companies in several European countries. It also started to sell green energy in the United Kingdom.

Start-up and improvement of generating facilities
The investments made by Iberdrola in the energy business in Spain, primarily in cleaner generation technologies, are making possible the renewal of Spanish production plants. Thus, the company allocated € 594 million to this area, or 36.9% more than in 2003 and 27.2% of total investments in Spain in 2004.

Particularly important were investments in gas combined cycle plants (€ 460 million) and in hydroelectric production facilities (€ 50 million), an increase of 53.3% and 25%, respectively, compared to fiscal year 2003.

In 2004, Iberdrola brought into operation two combined cycle plants totaling 1,200 MW: the Santurce plant (400 MW), in Biscay, and the Arcos de la Frontera plant (800 MW), in Cádiz. Over the next few years, the company will continue to develop its program for the construction of combined cycles, which is the largest and most advanced program in the entire Spanish energy industry, and expects to have more than 6,400 MW of managed capacity in 2007, of which at least 5,600 MW will be owned by the company.

Thus, in 2005, Iberdrola will contribute another 1,200 MW of capacity to the Spanish electrical system, corresponding to the plants of Aceca, in Toledo (400 MW) and Arcos de la Frontera (Unit III) (800 MW), which will mean reaching the goals set in the Strategic Plan one year ahead of schedule. During the course of 2006 and 2007, the company expects to have 1,600 MW available: the Escombreras generators, in Cartagena, (800 MW), and Castellón B (another 800 MW).

Investments in hydroelectric facilities primarily went to the Power Plant Reconstruction Project -optimization of 940 MW, corresponding to 10 units at 10 plants- and to the expansion of new capacity at several generating plants.

In 2004, Iberdrola continued with its project for equipment updating at 39 hydroelectric plants, distributed among the Sil, Duero, Tajo and Mediterranean basins, which will make it possible to improve their performance. Since the startup of the project in 2001, the company has carried out improvements for capacity of 3,202 MW. This initiative, which allows for the extension of the plants' useful lives, will entail an investment of € 173 million (contemplated in the investment plans) and will affect plants with a combined capacity of 5,975 MW, which accounts for 68% of the company's installed hydroelectric capacity. The modernization of the various units will be carried out on an alternating basis through 2010, on a schedule that ensures the productive capacity of the system without causing disruption to the electricity supply. Specifically, Iberdrola will rebuild the main electro-mechanical equipment installed at the power plants by means of technology improvements and automation. In addition, it will reinforce some equipment and systems by using stronger materials, and minimize environmental impact.

As for cogeneration facilities, Iberdrola is building waste treatment biomass plants at Fonz and Monzón (Huesca), and Fudepor (Murcia), with capacity of 7.4 MW, 14.8 MW and 14.8 MW, respectively.

The following graph shows how the Company will be balancing its Generation mix throughout the Strategic Plan, thereby making it more flexible. The low emission characteristics of this mix will be maintained thanks to the low proportion of highly pollutant and inefficient thermal energy. At the same time, 70% of the generation portfolio is not affected by the possible volatility of commodity prices, a percentage that will be maintained by 2008.


FY 2000
Coal &Oil
27%
Hydro
51%
20%
3%
Nuclear
Renew
FY 2004
Coal &Oil
19%
Hydro
41%
Gas
11%
16%
13%
Nuclear
Renew
2008e
Coal &Oil
6%
Gas
25%
36%
Hydro
14%
19%
Nuclear
Renew
No emissions


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Combined Cycle Plants

Natural gas combined cycle plants are another key factor in public energy policy. In Spain, the 2001-2011 Energy Planning Document for the Electricity and Gas Industries identify them as essential for guaranteeing supply safety and security and for compliance with the Spanish Energy Efficiency and Saving Strategy and the Kyoto Protocol commitments.

The environmental advantages of these plants arise from their high performance, 55% compared to the 35% achieved by conventional coal and fuel plants. Furthermore, they emit 40% less gases into the atmosphere and, by using sulfur-free gas as a fuel, the gases given off in the combustion process are pollutant-free. They do not emit particles and they are composed of less carbon and more hydrogen than fuels used at other facilities, which means the proportion of carbon dioxide is lower, thereby reducing any possible greenhouse effect.

Combined cycles plants are also fitted with burners specially designed to reduce the concentration of nitrogen oxides in fuel gases. Finally, this kind of plant emits one third of the heat into the cooling water used by a conventional plant of the same capacity, as two-thirds of the electricity generated is produced in the air-gas (gas turbine) cycle and the other third in the water-vapor (steam turbine) cycle.

Iberdrola plans to invest €2,400 million in generation in Spain between 2004 and 2008, with the objective of managing a capacity of over 6,000 MW in gas combined cycle plants and building this new capacity in high growth demand areas. Today, the Company participates in cycle plants that contribute 3,200 MW to the domestic electricity system.

2. RENEWABLE ENERGY

Nine Months Ended September 30th, 2005

Please find below Iberdrola's nine month 2005 results for its Renewable Energy business. For more detailed information regarding its nine month results please refer to Iberdrola's full nine months results for 2005 report.

€ million	9M 2005	Vs. 9M 2004 (%)
Net Sales	359.1	60.2%
Gross Margin	359.1	60.2%
EBITDA	287.8	60.1%
EBIT	183.7	145.3%

FY2004 Annual Results

€ million	2004	% of Total	% Increase vs. 2003
Gross Margin	329.5	8.0	+39.7
EBITDA	258.2	9.0	+38.1
EBIT	149.5	7.4	+74.6

Iberdrola secured its position as the world leader in the renewables energy industry in 2004, reaching an operational capacity of 3,206 MW. The goal of this area, which is one of the Company's main growth engines and which constitutes one of the main planks of the Strategic Plan, is to manage 5,500 MW by 2008, of which 4,500 will be in Spain and around 1,000 MW abroad.

These goals are supported by Iberdrola's acquisition of wind farms in Greece, Portugal and Spain, as well as by wind farm developments started in France, Italy and Latin America during the fiscal year. The company's strategy to grow in the renewable energy industry is in line with its commitment to the environment and sustainable development, and also fits with compliance with the Kyoto Protocol and the EU Emissions Trading Directive.

Renewable energy is a key feature of public European Union and Spanish energy policy, as it contributes to the reduction of energy dependence, improvements in the efficiency of electricity generation and the prevention of greenhouse gases and other emissions into the atmosphere.

The environmental advantages of electricity production using renewable energy sources are evident. They are highly efficient in terms of primary energy, being close to 100%for hydroelectric, wind and solar production and 60% for advanced biomass production systems, as opposed to the average value of 35%of the conventional thermal park. Further, major benefits include the absence of emissions, waste and tipping.

At year's end, Iberdrola's renewable energy area posted gross operating income (EBITDA) of € 258.2 million (+38%) and consolidated earnings of € 86 million before taxes and of € 54.9 million after taxes. The contribution of the renewable energy division to the results of the Iberdrola group was 4.5%. Gross operating assets in this business division came to € 3,137 million, 44% more than in the previous fiscal year.

Spain: Iberdrola, a driving force for the expansion of renewable energy

In 2004, Iberdrola confirmed its leadership as a manager of wind farms and a driving force for the expansion of renewable energy in Spain, with wind powered operational capacity of 2,891.15 MW which, together with the 314.68 MW of mini-hydroelectric plants, added up to a renewable capacity of 3,206 MW, 42% more than in 2003 and more than six times their capacity at the beginning of the Strategic Plan.

In this regard, the Plan has become a driving force for renewable energy, and the company's impetus has been a key factor in the tripling of Spain's wind power capacity since 2001, to 8,000 MW at the end of 2004.

By the end of 2004, the energy Iberdrola generated from renewable sources came to 5,413 million kWh -4,846.4 of which were wind-powered and 566.3 of which were minihydro-, which represented a 38% increase from 2003. The figure represents 8% of the company's total output in Spain in 2004.

Iberdrola invested 811 million euros in renewable energy in Spain, accounting for 37% of

Installed Capacity in Renewable Energy | **Renewable Energy Production**


10,00%
90,00%
Mini-hydroel
Wind

10,5%
89,5%

total investment in Spain. As a result of those investments in Spain, the company boosted its operational capacity by 949 MW, of which 910 MW corresponded to new wind farms in Castilla-La Mancha, Castilla y León, Galicia, Aragón, Murcia and La Rioja. The other 39 MW was provided by various minihydroelectric plants placed online by the company: Santa Eulalia de Tábara (Zamora) and Fontanar I, II and III (Albacete). The annual output of these plants will be approximately 133 GWh.

The total operational capacity acquired by the company from Gamesa came to 329.5 MW in 2004. Specifically, in the first ten months of 2004 Iberdrola bought plants at Chambón (33.15 MW), Capiruza II (42 MW) and Pena da Cruz II (10.20 MW), and brought online the wind farms of Valbonilla III (1 MW), Pedregal II (14 MW) and Capiruza I (24 MW). In addition, capacity was expanded by 1.70 MW at the El Navazo II and Valbonilla II plants.

In addition, in November 2004, the company purchased from Gamesa five wind farms with 218.9 MW of installed capacity, as part of the above-mentioned agreement. It also bought 100% of the Zaragoza company Sistemas Energéticos Fuendetodos, which was the owner of the Fuendetodos I (46 MW) and Fuendetodos II (47.6 MW) wind farms. The Company acquired 100% of the company Sistemas Energéticos Entredicho, owner of the wind farm of the same name (36 MW), and 100% of the company Sistemas Energéticos Goia Peñote, a developer of a 40 MW wind farm. Finally, it bought the company Serra de Meira, which is developing a facility with 49.3 MW of capacity (34 MW in operation in 2004).

Promotion and construction of new facilities

Iberdrola continued its activities in the development and construction of new wind power and minihydroelectric facilities. At the end of 2004, the company had 149.35 MW of capacity under construction, and development rights it considered to be firm at 585.56 MW.

Among the remarkable events in 2004 was the execution of agreements by Biovent -a company in which Iberdrola has an 85% interest- for the promotion of wind farms in the Autonomous Community of Castilla y León and the progress made in the construction of

the minihydroelectric plant of Piarrejas (La Rioja) (1.18 MW), which will come online in the spring of 2005. In the area of thermoelectric solar energy, the company started several 50 MW projects, in which the overall investment is expected to be € 200 million.

During the course of 2004, Iberdrola, OPT (Ocean Power Technologies), Sodercan (Sociedad para el Desarrollo de Cantabria) and IDAE (Instituto para la Diversificación y el Ahorro Energético) formed a joint venture for the development of the first European wave-energy plant, to be located in Santoña (Cantabria). The goal is to install plants with these characteristics along the Cantabrian coast, for a combined output of 100 MW.

International expansion: entry into the wind power markets of Greece and Portugal and promotions in France, Italy and Latin America

During 2004, Iberdrola boosted its international activity in the renewable energy industry with the purchase of wind farms in Greece and Portugal and developments launched in France, Italy and Latin America.

Iberdrola entered the Portuguese wind-power market in April 2004, after purchasing from Gamesa the Catefica (Lisbon) wind farm, with 18 MW of capacity. In addition, the company reached a new agreement with Gamesa in November for the acquisition of 250 MW of installed capacity in wind farms in Portugal, which will come online before 2007, and the joint development of this kind of facility within the country, which includes all the promotions carried out by both companies as well as those carried out by Aeolia, a Portuguese company formed by the company in September, together with the Portuguese companies Alberto Mezquita and Visabeira.

Iberdrola has become the strategic partner of Rokas, the largest producer of wind energy in Greece, which plans to invest more than 600 million euros in that country up to 2008. Iberdrola's entry into Greece will be made through the initial acquisition in 2004 of a 21% stake in Rokas, which produces 45% of Greece's wind energy, for an amount close to 32 million euros. This stake will be gradually increased until it reaches 49.9% in 2009, for a total investment of 85 million euros. Rokas has more than 400 MW of capacity, of which 188.5 MW are already in operation, and the aim is to reach 600 MW in the next few years.

Moreover, the acquisition of a stake in Rokas makes Greece one of the important markets for the development of Iberdrola's objectives in the area of renewable energy. Greece offers great potential in this business, because it has only 409 wind-powered MW in operation, of the 2,000 MW it has established as a target for 2010. The government's willingness to foster growth of this energy through the enactment of appropriate legislation also stands out.

Also, in 2004, Iberdrola examined new business opportunities in Europe and Latin America that will enable it to maintain its position at the top of the world wind power market in coming years. In France, it signed an agreement with an international developer for the development and construction of several wind farms, of which 32 MW are scheduled to come online in 2005 and an additional 100 MW in the period 2006-2007. The agreement also foresees the development of 100 MW in Italy over the next few years.

In Latin America, the company started negotiations for its entry into the wind power market. It plans to build a 100 MW wind farm in the Mexican state of Oaxaca, and construction of the Rio do Fogo wind farm (50 MW) in the Brazilian state of Rio Grande do Norte is already being planned.

3. DISTRIBUTION

Nine Months Ended September 30th, 2005

Please find below Iberdrola's nine month 2005 results for its Distribution business. For more detailed information regarding its nine month results please refer to Iberdrola's full nine months results for 2005 report.

€ million	9M 2005	Vs. 9M 2004 (%)
Net Sales	1,035.4	4.0%
Gross Margin	1,035.2	4.0%
EBITDA	600.9	8.4%
EBIT	423.2	13.8%

FY2004 Annual Results

€ million	2004	% of Total	% Increase vs. 2003
Gross Margin	1,195.8	29.0	+3.8
EBITDA	672.5	23.4	+12.8
EBIT	466.6	23.1	+26.5

At the end of 2004, Iberdrola had more than 9.6 million customers in Spain, 900,000 more than at the beginning of the Strategic Plan, to whom it supplied 92,184 million kWh, 5.1% more than in 2003. The supply represented a 32% increase since the start of the Plan. Iberdrola have presence in the highest growth areas and the best quality of service in terms of Installed Capacity Equivalent Interruption Time ("ICEIT").


Energy Distributed by Iberdrola
Million kWh
100 000
90 000
80 000
70 000
60 000
50 000
40 000
30 000
20 000
10 000
0
2001
2002
2003
2004


Bilbao
Madrid
Valencia



Dresdner Kleinwort Wasserstein

In addition, the energy supplied by the company in 2004 earned it a share of almost 40% of the total mainland market. Among especially noteworthy sectors of activity were the residential and services sectors, with an increase of 6.5% and 6.7%, respectively.

Energy distributed in the Iberdrola market

Sector		2004	2003	Million kWh %Growth
Residential	Domestic Use	24,552	23,059	+6.47
	Total	**24,552**	**23,059**	**+6.47**
Industry	Agric., farm., forestry, hunting, fishing	2,793	2,923	(4.43)
	Steel	8,030	7,258	+10.64
	Cement, gypsum, construction materials	4,467	4,380	+1.99
	Chemical and petrochemical	2,380	2,298	+3.53
	Machines and metal products	3,559	3,414	+4.26
	Food, drink and tobacco	3,767	3,622	+4.02
	Paper pulp, paper, board, other	1,752	1,761	(0.54)
	Rubber, plastics, other non-specified	2,953	2,853	+3.50
	Other industries	9,282	9,052	+2.54
	Total	**38,983**	**37,561**	**+3.79**
Services	Hotel & Catering Industry	3,991	3,808	+4.80
	Trade and services	12,918	11,887	+8.67
	Administration and other services	7,572	7,228	+4.77
	Other services	3,163	2,998	+5.50
	Total	**27,644**	**25,921**	**+6.65**
Others	Non specified	1,005	1,153	(12.84)
	Total	**1,005**	**1,153**	**(12.84)**
Total		**92,184**	**87,694**	**+5.12**

FULL YEAR 2004

Iberdrola's customer-driven efforts paid off again in 2004. It reached a historical level in quality of supply in Spain, which was less than two hours for the first time, upon recording an Installed Capacity Equivalent Interrupt Time (ICEIT) of 1.87 hours, 14% less than in 2003. It achieved these results thanks to the excellent maintenance tasks carried out by an expert and efficient team and to the investment program included in the company's Network Plan, which enabled it to bring into service new infrastructure and modernize existing sites.

Iberdrola has reached the goals set in the Network Plan, which focuses on the expansion of the supply network infrastructure and the maximization of supply quality, a year ahead of schedule. Since the start of the Plan, the company has installed 120 substations (37 new and 83 major expansions) and 9,800 new transformer centers and has laid 10,000 km of new high-, medium- and low-voltage lines.

In line with its policy of commitment to customers, Iberdrola will allocate € 2,200 million to this business line during the 2004-2008 period in order to maintain a significant position in service quality in Spain. In fiscal year 2004, Iberdrola's distribution business division had consolidated pre-tax earnings of € 476.9 million and after-tax earnings of €

331.8 million. This area contributed 27.4% to the Iberdrola group's results. Total distribution assets came to € 5,281 million.

Transmission and distribution network

Iberdrola's transmission and distribution network in Spain runs across 14 Autonomous Communities and 32 provinces, covering a surface area of 190,000 square meters and serving a population of more than 15 million people.

The network is equipped with more than 17,900 kilometers of high-voltage lines and around 198,200 kilometers of medium- and low-voltage lines. In addition, the company has 835 transformer substations and more than 72,000 transformer centers.

Supply quality

Iberdrola improved its supply quality yet another year, by bringing its ICEIT (Installed Capacity Equivalent Interrupt Time) to 1.87 hours/year, a 14% improvement compared with the 2.17 hours/year the previous year, despite a 5.1% rise in demand in 2004. This figure means that availability stands at 99.98%. The company achieved general improvements in almost all Autonomous Communities, of which the following were particularly noteworthy: Extremadura (28%), Madrid (24%), Murcia (23%), Castilla y León (22%), and the Basque Country (14%).

Moreover, in 2004, the company handled both a sharp increase in usage and two demand peaks recorded in March (15,276 MWh) and June (14,749 MWh), with no significant disruptions.

Expansion and improvement of facilities

In 2004, Iberdrola devoted remarkable efforts to the expansion and improvement of its facilities. Thus, investments in distribution in Spain amounted to € 451 million, which accounted for 20.6% of the company's total investments in Spain.

Investments in 2004 were allocated to transformer substations, which made it possible to increase capacity at the various transformation levels up to the installation of an additional +1.000 MVA on the grid. In addition, the company laid 2,787 kilometers of new transmission lines, and installed 2,443 new transformer centers.

In 2004, the main expansions of capacity in substations were carried out in the Autonomous Communities of Castilla-La Mancha, La Rioja, Valencia and the Basque Country. Also, new transformer substations were installed at Castilla y León, Extremadura, Madrid, Murcia, Navarra, Valencia and the Basque Country. The installed capacity at transformer centers came to 1,625 MVA.

Among these projects, especially worthy of note is the completion of the dual-line conversion program at the VHV (Very High Voltage) network in the Levante area, with work having been performed on the Teulada-Jávea and San Vicente-Jijona lines in Alicante, and Fausita–Hoya Morena in Murcia, making it possible to double their transmission capacity and to improve system reliability in the supply of power to the Costa Blanca region.

4. SUPPLY

Nine Months Ended September 2005

Please find below Iberdrola's nine month 2005 results for its Supply business. For more detailed information regarding its nine month results please refer to Iberdrola's full nine months results for 2005 report.

€ million	9M 2005	Vs. 9M 2004 (%)
Net Sales	2,332.9	+29.5%
Gross Margin	-8.9	na
EBITDA	-109.3	na
EBIT	-131.2	na

FY2004 Annual Results

€ million	2004	% of Total	% Increase vs. 2003
Gross Margin	103.8	2.5	+52.6
EBITDA	10.1	0.4	+55.6
EBIT	(6.6)	(0.3)	N/A

From January 1, 2003 all Spaniards could choose their electricity and natural gas supplier. This move rounded off the deregulation of the energy market initiated in 1998.

Iberdrola in 2004 boosted its presence in deregulated markets, which account for 36% of total energy sales in Spain, as compared to 64% of sales coming from the regulated market. The increase enabled the Company to consolidate its leadership in the deregulated electricity market, with a share of more than 38%, and position itself as the second-largest seller of natural gas, with a 10.8% share of the deregulated market.

These significant results reflect Iberdrola's strong focus on its customers and underline the goals set out in the Commercial Plan included within the company's Strategic Plan, whose targets include extending the business to all autonomous communities and maximizing the number of clients served.


ABN·AMRO


Dresdner Kleinwort Wasserstein

Deregulated electricity and gas market

At year's end, Iberdrola had more than 520,000 customers in the deregulated electricity market, 10 times more than in 2003, consolidating its leadership in the supply business, with a 38.1% share (Chart 22) and sales of 30,000 million kWh, up 14.5% over the previous year.


Sales in the Liberalized Energy Market


3000
2500
2000
1500
1000
500
0
€million
2.504,18
1.916,29
1.377,21
1.205,38
944,83
537,29
34,34
1998
1999
2000
2001
2002
2003
2004

Liberalized Electricity Market Share in 2004


Iberdrola
38.1%
The rest
61.9%

Also, Iberdrola consolidated its position as the second-largest seller of gas in Spain, building up a 10.8% share of the deregulated market in 2004, up 260 b.p. over the previous year. This percentage includes both gas provided to customers and gas used by the company's combined cycle plants.

In 2004, the company also consolidated its leadership in the sale of green energy in Spain, with 52,900 contracts with household consumers and 1,100 with businesses and official agencies. This initiative, which is a pioneering one in Spain, consists of the sale of electricity obtained from 100% renewable sources of energy, i.e., free of CO2 emissions and greenhouse gases, as set out in EU Directive 2001/77/CE, of September 27, 2001. Energía Verde Iberdrola (Iberdrola Green Energy) has been certified by the association RECS International, which is represented in Spain by REE, and by the external entity Bureau Veritas Quality International.

The sales of electricity and gas, as well as of other energy products and services, brought Iberdrola's sales in the deregulated market to more than € 2,500 million in 2004, up 31% over the prior year

In addition, Iberdrola raised its presence in Portugal, where it has more than 350 supply contracts to serve 842 Portuguese industrial customers, representing annual consumption of 966 million kWh and a share of almost 10% of the deregulated market.

In 2004, as part of the process of deregulation in the French gas market, Iberdrola was awarded 330,000 MWh at an auction organized by Gaz du Sud Ouest (GSO), a subsidiary of TotalFina Elf. The company will start to sell gas to large customers in south-western France in 2005.

Products and services

Within the framework of its strategy of total focus on customers, Iberdrola offers them products and services tailored to their needs. In 2004, sales of non-energy products and services to household customers and businesses rose 126% compared with the previous year.

Especially noteworthy is the launch of the multi-product/multi-service campaign, which Iberdrola implemented last year in order to offer all of its Spanish customers fixed telephone services, Internet services (ADSL or PLC), home security, heating, air conditioning, and payment protection plans, as well as natural gas and electricity. In this area, there was an increase in the sale of Power Line Communications (PLC) technology, which consists of access to the Internet through the electrical grid. The Company holds a pioneering position in this market and has deployed its network in Madrid and Valencia, where coverage is already provided to more than 70,000 customers.

In addition, Iberdrola offers to sell businesses a number of products and services, including: infrastructure installation and maintenance, voice and data transmission, advice on and management of environmental contracts or audits, among other services.

Lines of communications with customers

As part of this strategy to focus on customer care and service, Iberdrola offers several lines of communication. The company has 60 commercial agencies and 52 customer service points, where customers can complete all sorts of commercial paperwork. In addition, the company has stores in Madrid and Bilbao, using the concept La tienda de soluciones para tu vida (The store with solutions for your life), which is an innovating marketing and customer-service concept in the industry.

During 2004, Iberdrola answered more than seven million calls on the Customer Service Telephone Line (901 20 20 20). About 31% of commercial matters were handled using this service.

The Web site, www.iberdrola.com, which provides customers with information and the opportunity to handle many matters through its virtual office, recorded more than 600,000 individual users in 2004 and a 29% increase in the number of sessions, while the Virtual Customer Office had 92,000 users.

A unique and differentiated brand

According to a poll carried out by Tracking GFK Group in 2004, Iberdrola was the best-known electric power company among Spain's inhabitants, with a brand awareness rate of 69.1% (spontaneous + suggested).

In addition, Iberdrola was perceived by consumers as the brand that best responds to the values of trust and accessibility, and to the attributes of leadership and dynamism. The poll also indicates that the company had the best score among electricity companies in connection with consumers' appraisal of the quality of the products it sells.

Gas supply and infrastructure

In 2004, oil and natural gas prices reached peaks in North America and Asia. However, the flexibility of Iberdrola's gas contracts allowed it to have the required volumes for fuel consumption at the combined cycle plants and for supply to end customers at all times.

In July, Iberdrola reached an agreement with the Algerian state-owned company Sonatrach for the purchase and sale of 1 bcm (1,000 million cubic meters) of natural gas per year starting in 2008 and over the long term, to be supplied through the new Medgaz underwater gas pipeline, which will directly link Algeria and Spain.

Thus, at year-end 2004, Iberdrola had a supply base of 15.6 bcm per annum, 6.7 bcma of which cover its supply needs in Spain and 8.9 bcma of which cover its supply needs in Mexico and Brazil.

During 2004, the company received 107 shipments of liquefied natural gas (LNG). About 66% of the gas supplied to Iberdrola came from Algeria. Qatar provided 27%; 6% came from Nigeria, and the remaining 1% came from Oman.

In 2004, Iberdrola cemented its position as the top Spanish company (after Enagas) in investment in large gas infrastructure projects, with the aim of reinforcing the guarantee of gas supply to its customers and combined cycle plants. The investments, in varying percentages, have gone to the regasification and liquefied natural gas (LNG) storage plants at Bahía de Bizkaia Gas (Bilbao), in which the Company has a 25% interest and which have run at full capacity since the end of 2003, and at Sagunto (Valencia), in which it has a 30% interest and which will come online at the end of 2005. Added to this is the projected Algeria-Spain gas pipeline, being developed by Medgaz (12% owned by the company), as well as several gas transportation pipelines that will supply the company's combined cycle plants at various integrated sections of the National Gas Pipeline Network.

Iberdrola's has a low risk strategy to secure its gas needs, with contracts signed with a well diversified range of sources and based on various economic conditions, enabling the Group to reduce its exposure to exchange rate risks and fluctuations in oil prices.

The contracts include price indexing formulae, with 48% on non-oil products and 52% on oil products, with flexible clauses such as:

- CIF contracts that do not prevent trading.
- Joint management of contracts with the option to allocate gas for Generation or Commercial activities and among plants, and the possibility to generate economies of scale in logistics and management of stocks.

- Price reviews, both periodical (every three to five years) and on an extraordinary basis in the event of a change in circumstances.
- Make-up and carry-forward clauses to make adjustments for changes in demand over the short term.

5. INTERNATIONAL

Nine Months Ended September 2005

Please find below Iberdrola's nine month 2005 results for its International business. For more detailed information regarding its nine month results please refer to Iberdrola's full nine months results for 2005 report.

€ million	9M 2005	Vs. 9M 2004 (%)
Net Sales	1,388.9	+36.8%
Gross Margin	506.4	+43.5%
EBITDA	371.1	+56.8%
EBIT	263.4	+63.8%

FY2004 Annual Results

€ million	2004	% of Total	% Increase vs. 2003
Gross Margin	478.0	11.6	+31.7
EBITDA	335.7	11.7	+36.4
EBIT	231.0	11.4	+28.9

Iberdrola's international division, one of its main growth engines in 2004, continued to focus on Latin America, primarily in Mexico and Brazil, although it also does business in Guatemala, Bolivia and Chile. In all, the company manages more than 30 companies, whose equity value (the shareholdings attributable to the company) is € 1,328 million, with assets amounting to € 3,362 million and revenue of € 1,357 million.

The international division's growing contribution was especially noteworthy in 2004: 11.4% of operating profit and 9.7% of net profit.

Specifically, Mexico-Guatemala consolidated its position as the region contributing the largest percentage of international sales (64.5%), thanks to the operational start-up of the Altamira III and IV combined cycle plant (1,036 MW).

The Company pursues very low risk activities in Mexico. They have 25-year contracts with the CFE and buy directly from Pemex and are hence able to pass through the gas prices completely. All gas-associated costs and revenues are denominated in US dollars.


Electricity Generation
Electricity generation
Chile:
Electricity supply
Bolivia
Mexico
Chile
Water supply
Chile:
Guatemala
Electricity supply

Also significant was the increase in sales in Brazil (35.5%), as a result of the start-up of the Termopernambuco combined cycle plant (520 MW) and the increase in demand and prices.

Iberdrola invested € 378 million in the international division in 2004, which accounted for 14% of total group investment. In order to consolidate its Latin American growth strategy, based upon reliability, solidity and risk-control standards, the Company expects to invest a total € 2,300 million in the 2004-2008 period.

FULL YEAR 2004

Mexico: consolidation as the leading private company in electricity generation

In 2004, Iberdrola confirmed its position as the top private company in electricity generation in Mexico and achieved the goals set out in its Strategic Plan, with almost 5,000 MW of contracted capacity, approximately 4,293 MW of which will be used to provide electric power to the Comisión Federal de Electricidad (CFE), while 657 MW will serve a number of important industrial customers in Mexico.

Iberdrola in July was awarded the construction and operation of the combined cycle plant at Tamazunchale (San Luis Potosí) (1,135 MW), which will involve an investment of 500 million dollars through 2007, when it is scheduled to start commercial operation.

In Mexico, Iberdrola has almost 2,200 MW of operational capacity, at the combined cycle plants at Monterrey (1,000 MW), Altamira III and IV (1,036 MW) and the cogeneration plants of Enertek (Tamaulipas) (120 MW) and Femsa-Titán (Monterrey) (37 MW). The output of its combined cycle plants in this country came to 14,091 million kWh in 2004, up 87.2% over year-end 2003.

In addition, Iberdrola is building another two combined cycle plants in Mexico: La Laguna II (Durango) (500 MW), which will come online in April 2005, and Altamira V (Tamaulipas) (1,121 MW), which will become operational in November 2006.

Brazil: the leading electricity supply company in the north-east of the country

Iberdrola is the leading electricity supply company in the north-east of Brazil, thanks to the interest it holds, through Neoenergia (the new name of Consorcio Guaraniana) in the companies Coelba (Companhia de Electricidade do Estado da Bahía), Celpe (Companhia Energética de Pernambuco) and Cosern (Companhia Energética do Río Grande do Norte).

In 2004, these companies supplied 21,654 million kWh (+8.2%) to almost seven million customers, or a 58% share of the regional market and a 7% share of the national market. The three companies had combined sales of E 462 million. They have made remarkable improvements in quality of service since they were privatized, with an average quality increase of almost 50%.

At year-end 2004, Iberdrola had almost 400 MW of installed capacity in Brazil, corresponding to the combined cycle plant at Termopernambuco (520 MW, 190 MW of which are attributable to the Company) and the hydroelectric plant at Itapebí (450 MW, 183 MW of which are attributable to the Company). The total output attributable to the Company from both plants came to 1,424 million kWh: 969 million kWh at Itapebí and 455 million kWh at Termopernambuco.

Other businesses in Latin America

- **Guatemala**

Iberdrola operates in electricity supply through its subsidiary Empresa Eléctrica de Guatemala, S.A. (EEGSA), the leading company in this area in Guatemala. During 2004, the company sold 3,255 million kWh to more than 750,000 customers, giving it a 62% share of the market.

- **Bolivia**

Iberdrola is the leading company in electricity supply in Bolivia. In 2004, the group's two supply companies, Electropaz and Elfeo (of which Iberdrola controls 56.76% and 58.85%, respectively) provided 1,194 million kWh (+5.6%) to 395,000 customers, accounting for almost 40% of the energy supplied in Bolivia.

- **Chile**

Iberdrola generates electricity through its subsidiary Iberoamericana de Energía (Ibener). In 2004, its two hydroelectric plants, Peuchén (75 MW) and Mampil (49 MW) generated 436 million kWh and posted sales of 15 million dollars. In the water industry, the affiliate Empresa de Servicios Sanitarios de los Lagos (Essal) increased its income by 9% in 2004 and brought eight new plants online, covering 90% of the water treated.


ABN·AMRO


Dresdner Kleinwort Wasserstein

6. NON-ENERGY BUSINESS

Nine Months Ended September 2005

Please find below Iberdrola's nine month 2005 results for its Non-Energy business. For more detailed information regarding its nine month results please refer to Iberdrola's full nine months results for 2005 report.

€ million	9M 2005	Vs. 9M 2004 (%)
Net Sales	816.7	+17.4%
Gross Margin	328.4	+18.5%
EBITDA	190.5	+40.9%
EBIT	167.1	+44.9%
Net Profit	136.5	+13.7%

FY2004 Annual Results

€ million	2004	% of Total	% Increase vs. 2003
Gross Margin	278.2	6.7	+27.8
EBITDA	259.4	9.0	+19.9
EBIT	217.4	10.8	+21.1

The main companies that operate the non-energy related activities are:

i) **Iberdrola Ingenieria y Consultoria (IBERINCO):** a 100% subsidiary of Iberdrola S.A., it provides a wide range of consultancy services for clients on national and international markets, while supporting the group in the design of facilities and project development. It is Spain's leading electricity facility installation engineering firm.

ii) **Apex**: Iberdrola Group's real estate and property company.

iii) **IBV:** a company owned 50:50 by Iberdrola and Banco Bilbao Vizcaya Argentaria (BBVA). It is a holding company, with shares in electronics, IT, and services (logistics) companies. Most importantly, IBV owns 25.8% of Gamesa (listed on the top tier of the Spanish stock exchange, the IBEX-35), a company that specializes in engineering such things as wind farms and aerospace.


IBERINCO Turnover
Apex net profit
332.5
252.26
220
2002
2003
2004
93,06
86,41
81,91
54,13
2001
2002
2003
2004

FULL YEAR 2004

IBERINCO (currently named Iberdrola Ingeniería y Construcción)
The year 2004 was key to the growing business of Iberdrola Ingeniería y Consultoría (IBERINCO), which recorded sales of € 332.5 million, a 31.8% increase from the previous year. IBERINCO, the leader in electrical facilities engineering in Spain, posted net profit of € 21.7 million, up 35.6% over year-end 2003.

In 2004, the Iberdrola Ingeniería y Consultoría subsidiary furthered the growth of its business both within and outside of the Group, and consolidated its international expansion. In line with the strategic goal of bringing the company into the international arena, IBERINCO already has offices in Mexico City, Moscow and Qatar.

Among the most significant contracts signed in 2004, especially noteworthy are the awards by Mexico's Comisión Federal de Electricidad (CFE) to construct electrical infrastructure in the north of the country and the Altamira V combined cycle plant, for an aggregate amount of more than 100 million dollars; the installation of a remote control system for the Peruvian company SEAL; the modernization of the electricity supply network in six regions in Tunisia, and the improvement of the electrical network at Fieri (Albania).

In Spain, the most significant turnkey projects carried out by IBERINCO were: two wind farms of 89 MW at Albacete and Cuenca; the base of the hydroelectric plant at Itoiz (Navarra); the project for the modernization of the hydroelectric plant at Silvón for Viesgo Generación, and the construction of a solar facility at Navarra. IBERINCO was also in charge of the construction of 12 wind farms, the enlargement of another two, and a minihydroelectric plant for Iberdrola's renewable energy division.

In the area of combined cycle generation, the Iberdrola subsidiary won a contract to build Tamazunchale (1,135 MW), in Mexico, and started work at Escombreras (800 MW), in Cartagena and at Altamira V (1,121 MW), also in Mexico. The plants at Santurce (400 MW) and Arcos I and II (800 MW) came into commercial operation this year, and projects at Aceca (400 MW), Arcos III (800 MW), La Laguna (520 MW) and Altamira V (1,121 MW) (the latter two in Mexico) continued under development, all of them meeting their construction schedules.

In supply, IBERINCO brought online 1,235 MVA of transformation capacity, 11 new substations and 13 new facilities of 220 kV, and carried out 45 expansions of existing facilities. In Mexico, the La Laguna substation and others came into service for the Comisión Federal de Electricidad (CFE). In addition, it started construction of the 400 kV substations for Altamira V and Tamazunchale, two combined cycle plants that Iberdrola is building.

APEX INMOBILIARIA (currently named Iberdrola Inmobiliaria)
APEX (now Iberdrola Inmobiliaria), the real estate division of the Iberdrola Group, posted net income of € 93 million in 2004, which represents a 7.7% increase over the previous year and confirms the uninterrupted growth of the company in recent fiscal years. Pretax earnings came to € 138.4 million, up 9.6%, while the real estate division's operating profit rose by 12.6% to € 142.6 million; sales climbed 8.8% to 401.1 million.

At the end of 2004, the real estate division's assets were worth € 1,481 million. With equity of € 561.8 million, following approval of the distribution of € 50 million in interim dividends, and an average pretax return on equity of 25.61%, the company has cemented its position as one of the leading real estate companies in Spain.

Approved investments in real estate made by Iberdrola's real estate division amounted to € 476 million in 2004. In addition, APEX Inmobiliaria (now Iberdrola Inmobiliaria) ended fiscal year 2004 with 21 residential developments under construction, for a total of 2,164 housing units, and 16 residential developments under management, which comprise another 1,491 housing units.

IBV Corporation
Corporación IBV, a venture in which Iberdrola and BBVA each hold a 50% stake, posted net earnings of € 186.88 million in 2004, an increase of 39% from a year earlier. In December, Corporación IBV sold 6% of Gamesa's share capital to Iberdrola at a price of € 10.16 per share. Following the sale, Corporación IBV's stake was 25.8%, while Iberdrola owned 18.89%: 12.89% through IBV and 6% directly.

CUSTOMERS
At year-end 2004, Iberdrola has a total of 17.4 million customers. Of these 9.6 million customers are in Spain and 7.8 million in Latin America. The table below shows the energy used by various customer segments of Iberdrola in 2004:

Million kWh	Fiscal Year Ended December 31st		
	2004	2003	% Growth
Sector			
Residential	24,552	23,059	6.5
% of Total	*26.6*	*26.3*	
Industrial	38,983	37,561	3.8
% of Total	*42.3*	*42.8*	
Services	27,644	25,921	6.7
% of Total	*30.0*	*29.6*	
Other	1,005	1,153	(12.8)
% of Total	*1.1*	*1.3*	
Total	**92,184**	**87,694**	**5.1**

Iberdrola conducts customer satisfaction surveys on a regular basis. Iberdrola has continued to improve customers' overall satisfaction and purchase predisposition indexes in the last couple of years.

SUPPLIERS

66% of Iberdrola Group's 65,000 suppliers for Spain and Latin America are Spanish. In 2004, the Company processed procurements totaling €4,842 million. Investments and companies under Iberdrola management in Latin America have nearly 19,000 suppliers and made procurements of more than €1,800 million in 2004.

EMPLOYEES

Iberdrola at year-end 2004 had 8,546 employees in Spain; 1,779 at Iberdrola's wholly owned subsidiaries in Spain and 3,133 equivalent employees at Iberdrola's affiliated companies in Latin America (based on Iberdrola's stake). In Spain, all employees, except executives, are covered by collective bargaining agreements (approximately 95.8% at year-end 2004). The last collective bargaining agreement was executed in July 2004 and is effective through December, 2006.

Approximately 60% of the employees at year-end 2004 were members of the trade unions. Iberdrola has not had any significant labor shortages or disruptions due to strikes of any kind in the past 5 years as the Company maintains positive relations with its employees. In fact, the Company has not had any single strike throughout its more than 100 years of history.

The Code of Professional Conduct of the Iberdrola Group (available at www.iberdrola.com) was approved by the Board of Directors on February 27, 2002 and distributed to all employees. This code establishes the criteria for guiding the conduct of professionals and the principles and values of the Group: the person, the customers, competitiveness, results, ability, honesty, loyalty and team spirit.

The application of the Code of Professional Conduct reinforces the company's ethical commitment to complying with the human resources and labor principles included in the UN Global Compact, the principles declared by the International Labor Organization and the OECD's recommendations included in its Guidelines for Multinational Enterprises.

Iberdrola complies with domestic laws protecting human rights, especially where labor is concerned. Therefore, no claims have ever been made against the company in this area. Thus, the company reaffirms its decision to promote and comply with the principles of non-discrimination, equal opportunity, freedom of association, collective bargaining, protection of ethnic minorities, and the rejection child and forced labor.

Iberdrola invests both in Spain and in its Latin American affiliates in the development and training of its professionals by means of specific technical and management programs.

The Programa Desarroll@, program was re-launched in 2004. It is directed towards managers and technicians and its main goal is to make strengthen their to improve, stimulate their development, and consolidate values, attitudes and behavior that we want to incorporate in the culture of the Iberdrola Group, and foster participatory leadership based on communication.

ENVIRONMENTAL MATTERS

Iberdrola maintains a leadership position in the area of environmental management with the implementation of Environmental Management Systems based on UNE-EN-ISO 14000:1996 standard throughout the organization.. The Company has also published an annual environmental report since 1996. The environmental function is distributed to all the organizational and hierarchical levels of the Company. Environmental competence at Iberdrola is distributed at four levels or planes of action, in which everyone from the Chairman down to the people with local competence in their milieu are represented. All environmental action is coordinated through the Environment Committees, which meet on a regular basis. These are a major factor in inter-level association, coordination, communication and exchange of experiences.

The Corporate Environment Management (CEM) is entrusted with the task of coordinating all committees and of detecting and analyzing emerging and strategic factors in the environmental area of Iberdrola. The CEM also promotes the implementation of best environmental practices in Group organizations. A full description of the Company's environmental activities can be found in the Company's 2004 audited accounts.

Environmental Costs and Investments

The costs incurred in connection with the environmental activities undertaken during the 2004 fiscal year amounted to approximately 43,363,000 Euros, including the costs arising from direct and indirect activities with an environmental component, such as those pertaining to ecological fees and taxes. The overall figure also includes the costs incurred in connection with the human resources dedicated to these activities. Direct investments during the 2004 fiscal year were 63,836,000 Euros.

Regarding potential environmental contingencies, the Group believes that such events are sufficiently covered by the civil liability insurance policies that it has obtained, and by the corresponding reserves that it has created. As of Year-end 2004, the Company has 15.1 million of provisions for environmental work on the balance sheet. To the best of its knowledge, the Company also believes that it does not have any significant environmental liabilities. As well, any pending environmental lawsuits do not represent material risks to the Company.

LEGAL MATTERS

The Group recognizes litigation is expensive in terms of both cost and management time. It seeks to avoid litigation whenever possible.

No member of the Group is, to the best of the management's knowledge, party to any legal proceedings which management believes would reasonably be expected to have a material adverse effect on the Group's operations or its consolidated financial condition.

DIVIDEND POLICY

The Company's aim is to remunerate shareholders with the progressive increase in dividends in line with the growth of net profit, with a minimum dividend growth of 5%, as set out in the Strategic Plan.

HEALTH AND SAFETY

For Iberdrola, safety is a social, ethical and economic imperative integrated into how it understands sustainability and social responsibility. Loyal to its goal of outperforming its results and with the ambitious objective to completely eradicate accidents, in 2003, Iberdrola launched a Special Occupational Risk Prevention Plan, which is based on a maximum commitment to occupational safety and health, the main aspects of which are:

- Integration of prevention standards within the organization.
- Continuous improvement of efficiency in the prevention system.
- Promotion of training and corporate participation.
- Increased preventive monitoring of outsourced work.

Iberdrola was awarded the OHSAS 18001 Occupational Hazard Prevention Certification for Iberdrola S.A., Iberdrola Generación S.A., Iberdrola Distribución Eléctrica S.A. and Iberdrola Ingeniería y Consultoría S.A. In 2003, it successfully passed its first follow-up audit, and in December 2004, it successfully passed the second one.

The company's own medical services monitor the health of employees by means of the preventive treatment of illnesses and regular checkups to monitor health. 7,294 checkups were performed in 2004, and in 97.2% of the cases the employees were fit for their job.

Iberdrola's commitment to prevention is reflected in the continuous decrease in the employee accident rate. Thus, in 2004, the number of accidents resulting in leaves dropped by 5% from 2003. The Accident Frequency Index, which in 2004 was quite similar to the one in 2003, has remained well below the average figures for Spain and for the electricity industry.

BOARD AND MANAGEMENT

Iberdrola's corporate structure is as follows:



Vice Chairman & CEO*
General Secretary (1)*
Internal Audit (2)
Corporate Development & Strategy
Assistant to Vice Chairman & CEO
Administration, Control & Regulation*
Economic & Finance – CFO*
Human Resources & Services *
Legal Dept.
Communications
Personnel
Renewables
Distribution
Generation*
Latin America
Supply*
Portugal
Gas

* Member of the Operating Committee
(1) General Secretary is also Secretary of the Board of Directors and reports to it
(2) Reports to Auditing & Compliance Commission of the Board of Directors

Management

The Table below demonstrates the current composition of Iberdrola's management team:

Position	Name
Vice-Chairman & CEO	José Ignacio Sánchez Galán
General Secretary	Federico San Sebastián Flechoso
Deputy to Vice-Chairman & CEO	Julián Martínez-Simancas Sánchez
Corporate	
Chief Administration, Control & Regulation Officer	José L.San Pedro Guerenabarrena
Chief Financial Officer	José Sáinz Armada
Chief Human Resources & Services Officer	Fernando Becker Zuazua
Chief Strategy & Development Officer	José Luis del Valle Doblado
Chief Internal Audit Officer	Luis Javier Aranaz Zuza
Business	
Generation Director	Francisco Martínez Córcoles
Distribution Director	Javier Villalba Sánchez
Supply Director	Salvador Font Estrany
Renewable Energy Director	Pedro Barriuso Otaola
Latin America Director	Gonzalo Pérez Fernández
Portugal Director	Joaquim Pina Moura

Board of Directors

The Table below demonstrates the current composition of Iberdrola's Board of Directors:

	Title	Type of Director
Iñigo de Oriol e Ybarra (1)	Chairman	Executive
José Ignacio Sánchez Galán (1)	Vice Chairman & Chief Executive Officer	Executive
José Antonio Garrido Martínez (1)	Non-Executive Vice Chairman	External
Francisco Javier Herrero Sorriqueta (1)	Non-Executive Vice Chairman	External
Víctor de Urrutia Vallejo (1) (3)	Member	External Independent
José Orbegozo Arroyo	Member	External Independent
César de la Mora y Armada (2)	Member	External Independent
Ignacio de Pinedo Cabezudo (2)	Member	External
Lucas María de Oriol López-Montenegro	Member	External Independent
Antonio Garay Morenés	Member	External Independent
Ricardo Álvarez Isasi (2)	Member	External Independent
Antonio María de Oriol y Díaz-Bustamante	Member	External Independent
Mariano de Ybarra y Zubiria	Member	External Independent
José Ignacio Berroeta Echevarría (1) (3)	Member	External Independent
Juan Luis Arregui Ciársolo (1) (3)	Member	External Independent
Julio de Miguel Aynat	Member	External Independent
Sebastián Battaner Arias	Member	External Proprietary (Cajas De Ahorros agrupadas en la Federación de Cajas de Ahorro de Castilla y León)
Xabier de Irala Estévez (2)	Member	External Proprietary (BBK)
Jesús María Cadenato Matía (1)	Member	External Proprietary (BBVA

1) Executive Committee.
(2) Audit and Compliance Committee.
(3) Nominating and Compensation Committee.

The Secretary of the Board of Directors, Counsel to the Board and General Secretary of the Company is Federico San Sebastián Flechoso.

On April 20, 2005, the Board of Directors voted that when Iñigo de Oriol e Ybarra retires as Chairman of the Company's Board of Directors, in accordance with the internal statutes governing the Board of Directors, he will be replaced in this position by the current Executive Vice-chairman and Chief Executive Officer, José Ignacio Sánchez Galán.

Also, on April 20, 2005, the Directors Javier Aresti y Victoria de Lecea and José Luis

Antoñanzas Pérez-Egea retired from the Board after reaching the age limit set by company statutes, and the Directors Santiago Mayner Oyarbide and José Antonio Fernández Rivero tendered their resignation as members of the Board.

As of the same date, the Board of Directors of the Company resolved to appoint the shareholders Xabier de Irala Estévez and Jesús María Cadenato Matía in representation of the shareholdings owned by BBK and BBVA, respectively, as interim members of the Board of Directors of IBERDROLA , S.A., subject to ratification by the shareholders at the next general shareholders' meeting, filling the vacancies left by Santiago Mayner Oyarbide and José Antonio Fernández Rivero.

Directors of the Company representing significant shareholders:

Director	Shareholder	Description of the relationship
Sebastián Battaner Arias	Cajas de Ahorros agrupadas en la Federación de Cajas de Ahorros de Catilla y León	Representative
Xabier de Irala Estévez	BBK	Representative, Chairman of BBK
Jesús María Cadenato Matía	BBVA	Representative, Director of Large Industrial Corporations of BBVA

REGULATORY BODIES

Relations with Regulatory Bodies

Iberdrola maintains permanent relations with energy regulation and market supervision agencies and institutions. These contacts mean Iberdrola has detailed knowledge of the main concerns of these regulatory bodies, can communicate the Company's opinions and points of view and defend its legitimate interests.

Iberdrola has a system of experts on regulation working together and coordinating activities at corporate level, providing an overview of the Group and its businesses.

Institutions

A. European Union Institutions

The Commission, the Council and the Parliament of the European Union are responsible for the development of community rules and regulations that must thereafter be adopted and applied at the national level. The influence of the European Union, which is already very significant, will continue to increase as the consolidation process unfolds.

Well aware of this significant influence, IBERDROLA has opened a permanent office in Brussels from which it is regularly in contact with these institutions, which also allows the company to apprise itself of the issues that are major concerns to the European authorities and of the prevailing tendencies in the area of energy policy.

B. Spanish institutions

The national institutions that have greater influence on regulatory aspects include the following:

> **Ministry of Economy:** Responsible for the formulation of economic policy.
>
> **Ministry of Industry, Tourism and Trade:** Responsible for regulatory provisions applicable to the industry.
>
> **Ministry of the Environment:** Responsible for environmental regulations, many of which have a considerable impact on the energy industry. Especially noteworthy, because of its social repercussions throughout 2004, is the development of regulations relating to the fight against climate change and the implementation of trading in emissions rights.
>
> **National Energy Commission:** The independent regulatory entity in charge of ensuring the proper operation of the market. During 2004, the company participated in various working groups whose goal was to obtain improvements in the regulation of the gas industry and in the electricity deregulation process.
>
> **Other governmental organizations at the national level**: Iberdrola also maintains separate relationships with other organizations that are responsible for aspects that affect the company's business, such as the Antitrust Service and the Antitrust Tribunal and the National Securities Markets Commission.

Autonomous communities and local authorities

Pursuant to applicable legislation, various powers and duties that influence business in the energy industry have been assigned to the Autonomous Communities, which are also actively involved in the development of national regulatory provisions. Among such powers and duties, we can mention the approval of facilities within the Autonomous Communities, quality of supply, environmental issues, etc. Within the Autonomous Communities, the energy and environmental areas have the greatest influence on the energy business. Similarly, local institutions also have powers and duties in connection with the approval and construction of facilities, though such powers and duties are confined to the local level.

Being aware of the fact that it is necessary to come as close as possible to local problems in order to find the most appropriate solution, Iberdrola has an institutional presence in most Autonomous Communities, through which presence it participates and cooperates in the development of regulations and in the scheduling of activities generally.

INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS): THE EFFECT ON FY2004 ACCOUNTS

In conformity with Regulation (EC) no. 16/2002, The Group will have to present its consolidated financial statements for 2005 in accordance with the IFRSs adopted by the European Union.

Although the first consolidated statements prepared in accordance with IFRS will, in the case of the Group, be those for the year ending December 31, 2005, it will be necessary to include, for comparison purposes, the figures for the preceding year 2004.

The effect of adapting Iberdrola's 2004 financial statements to IFRS is very slight, therefore proving the consistency of Iberdrola's accounting practices.

With respect to the Balance Sheet, the main changes are summarized as follows:

Assets

Million Euros	NOTE	Spanish GAAP	Absolute change	IFRS
Tangible & intangible fixed assets	A	18,961:1	+324.3	19,285.4
Financial assets	B	1,989.7	-88.5	1,901.2
Long term taxes receivable	C	767.2	+447.3	1,214.5
Consolidation Goodwill	D	323.9	-323.9	-
Deferred charges	E	175.3	-175.3	-
Current assets – inventories	F	1,142.4	-112.1	1,030.3
Current assets – rest & other	G	2,838.2	-63.0	2,775.2
Total assets		26,197.8	+8.8	26,206.6

A) Tangible and intangible fixed assets

- Increased due to changes in the scope of consolidation (379 million), the provision for plants decommissioning (74 million), reclassification of nuclear fuel from Inventories to Fixed Assets (240 million), and other (47 million).
- Decreased for the write-off of Start-up Costs (-52 million) and the reallocation of merger differences (-363 million).

B) Financial Fixed Assets

- Decreased due to changes in the scope of consolidation (-238 million) and increased for the valuation of Long-Term Financial Derivatives (81 million) and other (69 million).

C) Long Term Taxes Receivable

- Increased for the tax effects associated with the provisions for dismantling (74 million), the valuation of derivatives (109 million), the merger differences (127 million), the change in the scope of consolidation (81 million), and other (56 million).

D) Goodwill

- Disappears, being allocated to:
  - Intangible fixed assets: companies consolidated fully or proportionally (-24 million).
  - Financial investments: companies consolidated using the equity method (-118 million).
  - Change in the scope of consolidation due to EDP, valued on a market basis (-183 million).

E) Deferred charges

- Disappear for reclassification as debt (-175 million).

F) Current assets – Inventories

- Reclassification of nuclear fuel, now accounted for as a Fixed Asset (-240 million), the effect of recognizing revenues from developments sold at the real estate division (80 million), change in the scope of consolidation (45 million) and other (2 million).

G) Current assets – Other

- Change in the scope of consolidation: net impact of the increase due to proportional consolidation of subsidiaries (58 million), and the decrease due to the recognition of revenues from developments sold at the real estate division (-100 million) and other (-21 million).

Liabilities

Million Euros	NOTE	Spanish GAAP	Absolute change	IFRS
Shareholders' equity and minority interests	K	8,794.2	-166.6	8,627.6
Merger differences	L	236.4	-236.4	-
Deferred revenues	M	484.3	-10.6	473.7
Provisions	N	1,034.8	+236.1	1,270.9
Financial debt	O	10,800.3	+304.6	11,104.9
Long-term taxes payable	P	488.5	+109.1	597.6
Other long-term payables	Q	309.4	+13.1	322.5
Other short-term payables	R	4,049.9	-240.5	3,809.4
Total equity & liabilities		26,197.8	+8.8	26,206.6

H) Shareholders equity

- Adjustments against reserves for the valuation of EDP (-46 million), REE (23 million), GALP (8 million) and others (8 million), valuation of derivatives (-93 million), update of provision for plants decommissioning (-59 million), write-off of Intangible Fixed Assets (-34 million) and increase in Minority Interests and others (25 million).

I) Merger differences

- Eliminated against lower value of tangible fixed assets associated (-236 million).

J) Deferred revenues

- Positive exchange gains booked on P&L; elimination of capital subsidies linked to research & development expenses written off in assets.

K) Provisions

- Increased by the provision for plants decommissioning (202 million), change in the scope of consolidation (54 million) and others (-20 million).

L) Financial Debt

- Increases by:
    - Changes in the scope of consolidation (192 million).
    - Valuation of hedging derivatives (224 million).
- Decreased by the reclassification of debt expenses (-49 million) and leasing (-63 million).

M) Long-term taxes payable

- Increases by the tax effect of the valuation of derivatives (109 million).

N) Other long-term payables

- Changes in the scope of consolidation (integration of the liabilities of consolidated companies) (13 million).

O) Other short-term payables

- Changes in the scope consolidation (elimination of payables to equity accounted subsidiaries) (-240 million).


ABN·AMRO

Dresdner Kleinwort Wasserstein

In terms of the Income Statement, the changes have been as follows:

Million euros	NOTE	Spanish GAAP	Absolute change	IFRS
Net sales	1	10,314.5	-1,741.9	8,572.6
Procurement costs	2	6,146.2	-1,959.5	4,186.7
Gross margin		**4,168.3**	**+217.5**	**4,385.8**
Net operating expense	3	1,129.8	+168.8	1,298.6
Taxes	4	180.8	+14.5	195.3
EBITDA		**2,857.7**	**+34.3**	**2,892.0**
Amortizations & provisions	5	838.8	+51.3	890.1
EBIT		**2,018.9**	**-17.1**	**2,001.8**
Financial result	6	389.7	+5.4	395.1
Cos. carried by Equity Method	7	69.5	-16.2	53.3
Extraordinary results	8	58.9	-58.9	-
Earning from discontinued operations	9	-	+89.5	89.5
Corporate tax & minorities	10	546.9	-8.6	538.3
Net profit		**1,210.7**	**+0.6**	**1,211.3**

1) Net sales

- Reduction of energy sales for distribution (-2,328 million), changes in the scope of consolidation (619 million). Real estate division: recognition of revenues from developments sold (-45 million), reclassification of extraordinary results (12 million).

2) Procurements

- Reduction of energy sales for distribution (-2,328 million), change in the scope of consolidation (398 million). Real estate division: recognition of costs for developments sold (-27 million) and others (-3 million).

3) Net operating expenses

- Changes in the scope of consolidation (155 million), reclassification of extraordinary results (35 million) and major maintenance costs and others (-21 million).

4) Taxes

- Reclassification of extraordinary results (13 million) and others (2 million).

5) Amortizations & provisions

- Changes in the scope of consolidation (67 million), lower intangible assets amortization (-28 million) and others (12 million).

6) Financial result
- Changes in the scope of consolidation (-10 million), valuation of derivatives (34 million) and others (-19 million).

7) Results of companies accounted for by the Equity method
- Changes in the scope of consolidation. No goodwill amortization (-16 million).

8 & 9) Extraordinary results
- These disappear under IFRS and are reclassified to the Earnings from discontinued operations account (89 million) and others (-30 million).

10) Corporate tax & minorities
- Changes in the scope of consolidation.

Other considerations:

1. Change in scope of consolidation:
- Global or proportional consolidation of Corporación IBV, Energy Works, Mediapark, Neosky and Iberdrola Energía Chile.
- Removal of EDP and REE (market valuation).

2. Non-energy businesses
- Change in the accounting method for the real estate business developments. Under Spanish GAAP, the whole profit from developments sold could be accounted for upon 80% of completion, while under IFRS no accounting of profit is done until full and final delivery of the development.

3. Quarterly change in net debt, equity and leverage: IFRS vs. Spanish GAAP.

Spanish GAAP	Q1 2004	Q2 2004	Q3 2004	Q4 2004
Net debt	10,284	10,211	10,557	10,569
Equity	8,533	8,450	8,750	8,717
Leverage	54.7%	54.7%	54.7%	54.8%

IFRS	Q1 2004	Q2 2004	Q3 2004	Q4 2004
Net debt	10,353	10,274	10,607	10,685
Equity	8,433	8,395	8,679	8,628
Leverage	55.1%	55.0%	55.0%	55.3%

Legal Note:

The financial information presented in this document about the IFRS has been prepared on the basis of all International Financial Reporting Standards (IFRSs) and their interpretation done by the Standing Interpretations Committee (SIC) and International Financial Reporting Interpretations Committee (IFRIC-IASB), effective for the year ended 31 December 2005.


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Dresdner Kleinwort Wasserstein

In this respect, all of the following should be noted:

- The financial information has been internally prepared by the Company and has not been audited.
- This information has been prepared on the assumption that current IFRSs will all be in the future endorsed by the European Commission (EC), therefore providing them with full legal value. If the EC fails to endorse some of these standards and interpretations in time for the publication of the Group's Financial Statements for 2005, the information presented in this document might be changed.
- Standards currently in issue and adopted by the European Union are subject to interpretations issued from time to time by the IFRIC. Also, further standards might be issued by the IASB that may be applicable for financial years beginning on or after 1 January 2005.
- Up to now, IFRSs have undergone a significant revision process and are currently being applied in the European Union and in a large number of countries simultaneously for the first time. Accordingly, there is not yet a significant body of well established practice and detailed regulation on which to base the resolution of certain technical issues occasionally arising during the application of these standards to patterns not specifically addressed by IFRSs.
- Changes arising from any of the above listed items or from the evolvement of industry practice might also impact certain decisions and interpretations currently adopted by the Iberdrola Group for the preparation of the information contained in this document.
- As a result of all of the above, it is possible that further changes might be required to this information before it is published as comparative financial information in the 2005 Annual Report of the Iberdrola Group.


ABN·AMRO


Dresdner Kleinwort Wasserstein

V. AGREEMENT WITH GAS NATURAL FOR THE FUTURE PURCHASE OF ASSETS OF THE COMPANY RESULTING FROM THE TAKEOVER BID FOR ENDESA PRESENTED BY GAS NATURAL

On September 5th of this year, Iberdrola and Gas Natural SDG entered into an agreement for the purchase and sale of certain assets of the company resulting from the takeover of Endesa by the gas company. This agreement is subject to the success of Gas Natural's public offer to acquire Endesa and, consequently, is subject to approval by the relevant authorities. Furthermore, the acquisition of assets by Iberdrola will also require its approval by the corresponding authorities.

The method established to assess the value of these assets ensures that the price will be determined through an objective and transparent process and at market prices. Iberdrola and Gas Natural will select two leading international investment banks, one chosen by each party, which will perform the valuation. If the difference between both valuations is less than 10%, the final price will be the average of both. If the difference between the prices they establish exceeds 10%, a third bank will act as arbiter. This third bank will be selected by lottery from among financial entities that are of equal global prestige, and will carry out its own valuation. The final price will be calculated based on the average of this final estimate and the closer of the two previous ones.

The Gas Natural-Iberdrola agreement is already available to the National Energy Commission (CNE), the Spanish securities regulator (Comisión Nacional del Mercado de Valores - CNMV), and the Spanish authorities for the Defence of Competition (SDC).

The Company will not modify its financial commitments when completing the agreement: it will use debt and capital increases to fund the purchase of assets, while maintaining the objective established in its Strategic Plan to reduce leverage to 50%.

Acquisition of assets

The agreement entered into between Iberdrola and Gas Natural provides for the purchase and sale of regulated assets as the Balearic Islands and gas supply points, and other non regulated assets of electricity generation as well as assets in other countries.

1. Regulated assets:

1.1 Balearic Islands:

The agreement includes the acquisition of the entire electricity system of the Balearic Islands, both generation and distribution assets.

- Generation assets with a total installed capacity of 1,800 MW:
    - 2 combined cycle plants with a total capacity of 450 MW.
    - 1 imported coal plant of 500 MW.
    - 6 fuel-oil plants with a total capacity of 850 MW.

- Electricity distribution network in the Balearic Islands:
    - 600,000 points of supply with a 5,000 GWh demand.

On the islands, the price-setting mechanism is different from that of the mainland, as the energy sold is remunerated according to the costs of production of each plant.

Distribution, as on the mainland, is a natural monopoly. For this reason, Iberdrola's entry into the Balearic Islands market would not modify the current situation.

In addition, following the same model applied to all of the Autonomous Communities in which it operates, Iberdrola will make the necessary investments to better guarantee the supply and quality of service, with the resulting benefits for consumers.

Today, the generation and distribution of electricity, both on the Balearic Islands and on the other socalled "sistemas insulares y extrapeninsulares" or "non-mainlands systems", are regulated activities carried out by only one player. Having a new operator managing one of the island systems will provide the regulator with a benchmark element in order to settle the specific conditions for energy remuneration in the islands, which would imply a higher degree of transparency than currently exists.

1.2 Distribution of gas and electricity:
In addition to the electricity distribution network on the Balearic Islands, the agreement also calls for the transfer of pipeline networks that distribute natural gas on the Balearic Islands and in Madrid, Valencia and Murcia (with a total of 1,250,000 points of supply). These networks are used by all suppliers under equal conditions and at the same fees. The price of these third-party access fees is set by the Government.

There are currently several agents that manage the gas and electricity networks in the same Autonomous Community. This is the case in Asturias, Aragón and Extremadura. In addition, this situation is common in other countries, such as Germany, Italy and Portugal.

The synergies derived from the joint management by the same operator of the electricity and gas networks in certain geographical areas will result in a better service for consumers.

2. Non-regulated assets: Generation on the mainland

The agreement includes generation assets on the mainland with a total installed capacity of 3,020 MW:

- As Pontes' coal plant (1,400 MW), currently under the process of conversion to imported coal.
- Teruel's coal plant, with 1,100 MW.
- Foix's fuel-oil plant in Barcelona with a capacity of 520 MW and a license to build 800 MW of combined cycle plants.

Electricity generation on the mainland is a competitive business. Iberdrola's acquisition of plants brings several beneficial effects:

a) Both the new Group that will be created through the Gas Natural takeover bid and Iberdrola will have a lower market share in electricity production than the current largest generation company in Spain.

b) In addition, the purchase of coal plants by Iberdrola will also improve competition in price setting with this technology, contributing to resolve an issue that has been pointed out by all of the agents in the industry.

3. Assets in Italy:

- Generation: 2,600 MW of installed capacity, with an annual production over 13,000 GWh.
- Renewable energies: 200 MW in wind farms under development.

4. Assets in France:

The 65% stake in the company SNET:

- 2,600 MW of installed capacity in France, with a total annual production of 11,300 GWh.
- 140 MW equivalent in Poland and 13 MW in Turkey.

5. Assets in Latin America:

Lastly, the agreement contemplates the interest of Iberdrola in assets to be defined in those Latin-American countries where it already has operating presence.

The operation is coherent with the Strategy of Iberdrola, by consolidating the Company project in Spain, increasing the international presence and entering into new regulated business. It is another milestone in the development of its Strategic Plan; whose solid results have given it increased credibility and the support of the markets.

Iberdrola considers that the agreement entered into on September 5th with Gas Natural for the purchase and sale of assets, subject to the success of its takeover and the required authorizations, is a firm commitment to the market, as opposed to other ideas that defend interventionism.

The agreement, which follows the trend in other European countries, will open up new opportunities to advance the liberalization of energy in Spain, increase competition in electricity and gas, improve electricity service, accelerate the construction of new gas distribution networks, increase competition in the generation of electricity and result in advantages for the consumer and the Spanish economy.

LEGAL NOTE

All and each statement contained in this document referring to the agreement with Gas Natural are subject not only to the condition of the success of the Gas Natural bid, but also to those coming from the necessary administrative approvals that is, the Eleventh Additional Disposition from the Hydrocarbons Sector Act (Ley 34/1998 del Sector de Hidrocarburos); the applicable merger control regulation, and the Spanish Golden Share Act (Ley 5/1995 de Enajenacion de Participaciones Publicas en determinadas empresas).

VI. DRAFT NOTE PURCHASE AGREEMENT


Dresdner Kleinwort Wasserstein

The Note Purchase Agreement is available upon request. The document has been prepared by the Issuer's special US counsel, White & Case, and is blacklined against the Company's previous U.S. Private Placement Note Purchase Agreement.

APPENDIX: THE ENERGY INDUSTRY OVERVIEW

EUROPE

Significant energy and environmental regulations were approved in the European Union during 2004. Throughout the year, directives on the promotion of cogeneration and gas supply safety were published, as well as regulations on financial assistance for trans-European networks.

In September, the European Commission presented new versions of draft directives on the safety of nuclear facilities and the treatment of waste, since the previous drafts presented in January 2003 were blocked by the Council.

It should be noted that the period for transposition into Spanish law of the directives that complete the domestic gas and electricity markets, as well as for regulations on access to electricity interconnections, expired on July 1. At the end of the year, Spain and 17 other countries had not met this requirement.

In the environmental sector, the main initiative was the launch of trading within the European Union of the right to emit greenhouse gases, which came into effect on January 1, 2005 and has significant repercussions for the energy industry.

In January, the European Commission published guidelines for the development of National Allocation Plans (NAP) and in February it made public two decisions on the monitoring and reporting of greenhouse gases. In July and December, the NAPs of 21 member States were approved; some of them subject to conditions, and in November a directive was published allowing the incorporation of clean development mechanisms and joint application to the trading of emission rights.

Another significant event was the official ratification of the Kyoto Protocol by Russia in November, which enabled compliance with the minimum requirements for its entry into force. This provides
legal support for the EU's initiatives in the fight against climate change, which include communitywide trading of emission rights. Also within this framework, it is important to mention the publication in April of the directive on environmental responsibility.

SPAIN

From a regulatory standpoint, the approval of the National Allocation Plan (NAP) by the Spanish Government was the most significant event in Spain. During the year, the following initiatives were launched in connection with it:

- The Spanish strategy for compliance with the Kyoto Protocol was approved in February.
- Royal Decree Law 5/2004, which transposes the directive on the trading of emission rights, and Royal Decree 1866/2004 which approves the NAP for emission rights for the 2005-2007 period, were published after the summer.
- The proposal for the allocation of emission rights by facility was presented in late November and approved by the Cabinet of Ministers on January 21, 2005, with minor adjustments.

• The NAP was finally sent to the European Commission in December, and was conditionally approved by the Commission.

The NAP will contribute to attaining the goals established in the Kyoto Protocol and will enable the replacement of Spanish generation facilities with clean technologies, mainly gas combined cycle plants and renewable energy.

Another important environmental regulation for the energy industry that became effective during the year was Royal Decree 430/2004, which transposes the directive on the limitation of polluting emissions into the air from large combustion facilities.

During the year, the following regulations also came into effect in both the electricity and gas industries:

- In March, Royal Decree 436/2004 was published establishing a new legal and economic framework for the production of electricity under the Special Regime, which enhances regulatory stability for investments in renewable energy and cogeneration.

- Resolutions establishing the remuneration rate for the transmission of electricity for 2002, approving a set of procedures to perform appropriate technical management of the system, setting the final amount pending set-off due to revenue imbalances from regulated activities prior to 2003, and establishing the new system for communication, execution and control of interruptions.

- Royal Decree 1716/2004 was approved, providing for the obligation to keep minimum safety stocks of natural gas equivalent to 35 days of firm consumption or sales, and the diversification of supply. It also regulates the activities of the Corporación de Reservas Estratégicas de Productos Petrolíferos, which acquires powers to control minimum stocks and the diversification of natural gas.

- Orders ECO/31/2004, ECO/32/2004 and ECO/33/2004 updating the remuneration of regulated activities, tolls and fees linked to third-party access to gas facilities, and natural gas meter rental rates.

IBERIAN ELECTRICITY MARKET (MIBEL)

In 2004, the Spanish and Portuguese authorities continued advancing towards the creation of the Iberian Electricity Market (MIBEL) following the signing of two agreements, one in January and the other in October. The October agreement set the date for the launch of the MIBEL for June 30, 2005, establishing and defining the most important points regarding the technical and economic management of the single market.

In addition, both countries committed to coordinated development of internal regulations for the sector and to creating a number of groups, a supervisory entity and a MIBEL follow-up commission.

In June 2005, the scheduled deadline was postponed due to the ongoing restructuring of the Portuguese energy sector.

Tariffs and the price of Electricity Evolution

Royal Decree 1802/2003, of December 26, increased the average or reference rate for the sale of electricity in 2004 by 1.72%, which is below the maximum 2% increase established by Royal Decree 1432/2002.

Integral rates for the sale of electricity applied by distribution companies rose by an average of 1.54%, while transmission and distribution network access rates increased by 1.6%. This increase was lower than inflation in 2004, and the price of electricity in real terms dropped by 1.48%. Looking at the past six years, the average price of electricity went from 7.41 c€/kWh in 1999 to 7.21 c€/kWh in 2004, a drop of 2.8% in real terms. During that period, the CPI climbed by 17.62%.

As the deregulation process advances in a number of European Union countries, comprehensive official rates begin to disappear and are replaced by free supply prices, which are usually confidential and negotiated freely between the supplier and the end-user. However, official data continues to indicate that Spain is among the EU countries with the lowest electricity prices.

Price of Electricity for Domestic Use in EU Countries

Prices at January 1, 2004 (C1 domestic customer type: 3,500kWh (c€/kwh). Taxes included.)



25
20
15
10
5
0
€million
Denmark
Germany
Italy
Holland
Belgium
Ireland
Portugal
Luxembourg
United Kingdom
Spain
Greece



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Price of Electricity for Industrial Use in EU Countries
Prices as at January 1, 2004
(Industrial consumer B1: 500 kw; 1,250 MWh/ year (c€/kwh).
Taxes included, except VAT.)



€c/kWh
12
10
8
6
4
2
0
Italy
Germany
Ireland
Belgium
United Kingdom
Luxembourg
Portugal
Spain
Greece

Price of Electricity for Industrial Use in EU Countries
Prices as at January 1, 2004
(Industrial consumer B1: 500 kw; 1,250 MWh/ year (c€/kwh).
Taxes included, except VAT.)



€/100kWh
12
10
8
6
4
2
0
Italy
Germany
Ireland
Belgium
United Kingdom
Luxembourg
Portugal
Spain
Greece



ABN·AMRO



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The Spanish Electricity Sector

Good prospects for the Spanish Electricity Market

The current high degree of interest in the Spanish electricity market is related to the good prospects for the sector that has shown high growth rates in the last years and has undergone a deregulation process.

Attractive Fundamentals of the Spanish Electricity Market

(Source: JP Morgan)


Supply
Full Market Opening
Strong Demand Growth
Competition Market Place for Generation ("Pool")
Spanish Power Market
Limited Interconnections and "Tight" Capacity Margin
Transmission and Distribution as Regulated Activities
Clear Market Structure

Strong Growth Demand

Spain is one of the fastest growing electricity markets in the European Union. From 1997 to 2004, electricity demand showed a Compounded Average Growth Rate (CAGR) close to 5%. This strong growth has continued during 2005, being the demand for the first nine months of 2005 5.4% higher over the same period in 2004.

At the end of 2004, demand amounted to 233,551 GWh, making of Spain the fifth-largest European electricity market after Germany, France, UK and Italy. The chart below shows the evolution of electricity demand in Spain in the period 1997-2004:

Evolution of Electricity Demand in the Spanish Mainland System 1997-2004
(Mainland system excluding capacity generation located outside the Iberian Peninsula)
Source: REE



250.000
200.000
150.000
100.000
50.000
0
GWh
162.377
173.053
184.270
195.010
205.634
211.408
225.688
233.551
1997
1998
1999
2000
2001
2002
2003
2004

Peak demand has also increased significantly in recent years: from 31,247 MW on 16 Dec. 1999 to 38,210 MW on 9 Dec. 2004. A new record has been set in 2005, when peak demand on 27 Jan. 2005 reached 43,378 MW, a 13.5% increase over the 2004 level. It is also worth mentioning that the peak demand in summer is converging to the winter levels. Therefore, the growth of the peak demand is even higher than the annual electricity demand.

It is remarkable that the coverage of this increase in peak demand has been possible thanks to the contribution of the new CCGTs built over the period, of which 44% are managed by Iberdrola (as of Q1 2005):



Peak demand growth vs. new c. cycles
('01-'05)
8,218 MW
8,259 MW
Peak Demand Increase
Increase in c. cycles capacity



The chart below shows the evolution of the hourly average peak demand for the period 1999-2005:


Evolution of Peak Demand (MW)
2005
43.378
2004
38.210
36.619
2003
37.212
34.538
2002
34.336
31.868
2001
34.930
31.238
2000
33.236
29.388
1999
31.247
27.792
0
10.000
20.000
30.000
40.000
50.000
Summer
Winter

Accordingly to the National Energy Plan (NEP) approved in September 2002, electricity demand is forecasted to grow at a CAGR of approximately 3.5% p.a. in the 2002-2011 period in Spain, which is higher than the CAGR for the EU in the same period.

Shrinking Capacity Margin / Installed capacity in the system

Despite strong demand increases, recurrent tariff reductions (more than 30% drop in real terms for the period 1996-2001) discouraged new investments in generation. Therefore, there were very few capacity additions during those years. The combination of both effects (strong demand and no capacity additions) resulted in a reduction of the reserve margin to levels close to 0% and the subsequent blackouts, like the one suffered in 17 Dec. 2001.

The following table shows the evolution of the installed capacity in mainland Spain for the period 1999-2004, including Special Regime facilities (source: REE & CNE):

MW	1999	2000	2001	2002	2003	2004
Hydro	16,524	16,524	16,586	16,586	16,657	16,657
Nuclear	7,686	7,799	7,816	7,871	7,876	7,876
Coal	11,238	11,542	11,565	11,565	11,565	11,565
Fuel oil	8,214	8,214	8,214	7,494	6,930	6,930
CCGT	-	-	-	2,794	4,394	8,259
Total Ordinary Regime	**43,662**	**44,079**	**44,181**	**46,310**	**47,422**	**51,287**
Wind	1,591	2,184	3,385	4,872	6,104	7,849
Hydro (Spec. Regime)	1,396	1,424	1,516	1,550	1,622	1,661
Cogeneration	4,152	4,910	5,321	5,559	5,637	5,745
Other (Biomass, solar...)	382	466	726	1,039	1,238	1,421
Total Special Regime	**7,521**	**8,984**	**10,948**	**13,020**	**14,601**	**16,676**
Total	**51,183**	**52,063**	**55,129**	**59,330**	**62,023**	**67,963**

As can be seen, the Spanish electricity system is still characterized by its significant hydro capacity (27% of the total installed capacity including hydro in the Special Regime at year end 2004). This is partly explained by historical circumstances. Up until the 1960s, hydro capacity was the main source of electricity generation. However, following the oil crisis of the 1970s, the sector carried out a significant investment in the construction of nuclear plants until a moratorium was imposed in 1984, when emphasis turned to expansion of the coal-fired capacity.

Nowadays, the overall generation mix is much more balanced (as the table above shows) thanks to the new combined cycle plants and renewable energies, specially wind. This trend will continue in the next years, as elsewhere in Europe, so that new generation capacity is expected to come from gas-fired CCGT capacity and renewable energies.

Given the hydro dependency of the Spanish electricity system, rainfall levels are key to the supply/demand balance. Thus, the available generation capacity may be much lower than the nominal 68,000 MW installed capacity shown above, as a result of the large hydro capacity and the variability of rainfall in Spain. For these two reasons, the fuel generation mix tends to vary significantly from year to year.

Also, due to this hydro dependence and this variability of rainfall, the Spanish system should tend to have a higher reserve margin compare to other European countries in order to cope with extreme situations as a severe drought and a strong demand taking place at the same time. This is exactly what happened in the current winter peak demand of 27 January 2005 in which the reserve margin dropped to 3% according to Iberdrola's estimates. This situation will progressively be solved thanks to the CCGTs and renewable energy plants building programme now underway in Spain.

The following graph shows the evolution of the gross electricity output in Spain by fuel type in the period 2000-2004, excluding output from Special Regime facilities:

Gross Production Structure
Source: REE



100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
%
2000
2001
2002
2003
2004
CCGT
Fuel Oil
Coal
Nuclear
Hydro
5,8
43,2
35,2
15,8
6,8
37,1
34,7
21,5
2,9
8,9
42,3
33,9
12,1
7,7
4,1
36,9
31,6
19,8
14,3
3,8
36,9
30,5
14,5

The following exhibit shows the annual electricity supply and demand in the Spanish mainland system for the period 2000-2004:

GWh	2000	2001	2002	2003	2004
Hydro	27,842	39,424	22,525	38,773	29,977
Nuclear	62,206	63,708	63,016	61,875	63,153
Coal	76,374	68,091	78,768	72,249	76,234
Fuel oil	10,249	12,398	16,474	8,035	7,886
CCGT	-	-	5,308	14,990	29,555
Gross Output (supply)	**176,672**	**183,622**	**186,090**	**195,922**	**206,806**
- Auxiliary Consumption	7,827	7,584	8,346	8,061	8,766
- Pump Storage Consumption	4,907	4,131	6,957	4,678	4,562
Net Output (supply)	**163,938**	**171,906**	**170,788**	**183,182**	**193,479**
+ International Exchanges	4,441	3,458	5,329	1,264	-2,939
+ Special Regime	26,631	30,270	35,094	41,242	43,011
Demand (at plant busbars)	**195,010**	**205,634**	**211,211**	**225,688**	**233,551**

Source: REE.

Limited International Interconnection

Transmission links with neighboring countries are limited, making the Spanish market one of the most isolated systems in Europe. Current international connections with France, Portugal, and Morocco amount to a maximum of 3,500 MW, equivalent to 5.1% of installed capacity on the Spanish mainland system. Therefore, the contribution of interconnections to the coverage of electricity demand is low. Plans announced by the relevant grid companies indicate that interconnection capacity will remain as a relatively small percentage of total capacity.

The following table shows the balance of interconnections for the period 2000-2004 and their contribution to the coverage of demand (positive balance: importer; negative balance: exporter).

GWh	France	Portugal	Andorra	Morocco	Total	% of demand
2000	7,907	-931	-272	-2,263	**4,441**	3.1%
2001	5,552	-265	-249	-1,780	**3,258**	2.3%
2002	8,835	-1,899	-292	-1,315	**5,329**	1.7%
2003	5,785	-2,794	-270	-1,457	**1,264**	2.5%
2004	5,174	-6,254	-287	-1,572	**-2,939**	N/A

In March 2002, the EU members reached an agreement in Barcelona, which implies that each country will have interconnection capacity of at least 10% of total installed capacity by 2005. In accordance with this, the power interconnections between France and Spain will have to increase to over 3,500 MW.

The Spanish National Reform Plan recently approved aims to improve this interconnection capacity. In fact, one of its objectives is to "expand connections on the power grid until the equivalent of 10% of 2005's power production capacity is reached by 2010". One of the measures also included in that plan specifically states:

- "Expand connections on the power grid with France and Portugal, increasing commercial capacity and improving coverage of demand in areas with insufficient generation".

Slow Progress for Applications for New Capacity

New capacity additions are no longer subject to central energy sector planning but must comply with relevant authorization and permitting processes for industrial facilities of this type.

In recent years, considerable interest has been shown in building new generation capacity in Spain, given the falling reserve margin and the limited interconnectivity with neighboring markets. As has been the case in other liberalized markets, almost all-new capacity applications have been for CCGT plants and renewable energies, mainly wind.

However, the number of new players building new capacity in Spain remains limited largely due to the fact that independents are not really able to compete on sole generation source basis and without a balanced generation mix in order to manage the different weather conditions (ie., a very good hydro year might adversely affect a player with only CCGTs in its portfolio).

Clear Market Structure

The Spanish market is characterized by a stable industry structure with, after Viesgo sale by ENDESA (effective in 2002), five vertically integrated operators and a well-established competitive environment.

- **Endesa** is the largest producer and distributor of electricity in Spain. The company was reorganized into five divisions in 1999, and all regional distribution and generation companies now come under the umbrella of Endesa Distribución and Endesa Generación, respectively. There are three other divisions in the restructured company, Endesa Internacional, Endesa Diversificación and Endesa Energía. The first two deal, respectively, with international activities and non-core business, such as telecommunications, gas and water. The last was set up to manage Endesa's marketing and supply strategies for eligible customers.

- **Iberdrola** concentrates on the generation and distribution of electricity throughout mainland Spain, where it has a gross installed generation capacity of 22,547 megawatts (MW). Total 2004 gross production was 68,422 GWh, representing a 30.1% share of Spanish generation In Spain, its core market, Iberdrola ranks second in the regulated electricity distribution market with a 40% share. The Group also holds a 38.1% market share in the deregulated electricity business (retailing). In addition, Iberdrola is Spain's leader in renewable energy, providing it with a significant competitive advantage, as renewable energy if a key feature of public European Union and Spanish energy policy.

- **Unión Fenosa** produces and distributes electricity. It is the third largest generator of electricity in the Spanish market. Around 50% of the Company's installed capacity production is thermal, 33% hydro, and much of the remainder is nuclear. Unión Fenosa has adopted a multi-utility approach. The company is diversifying into the telecommunications and water businesses as well as the Internet and financial services, leveraging on its customer base of 8 mm customers. Recently ACS has become its largest shareholder after acquiring a 22% stake in the company from Santander Central Hispano (Spain's largest bank).

- **Hidrocantábrico** is the fourth largest utility in the Spanish market. The Company operates principally in the province of Asturias in Northern Spain. Hidrocantábrico was established in 1919 as an electricity generation, transmission and distribution company. Today, it is a diversified energy company involved in all areas of the energy chain and is controlled by Electricidade de Portugal (96% stake).
  Hidrocantábrico operates through seven business units:
  - Hidrocantábrico Distribución Eléctrica and Gas de Asturias: deal, respectively, with electricity and natural gas distribution;


ABN·AMRO


Dresdner Kleinwort Wasserstein

- Hidrocantábrico Generación: responsible for electricity generation;
- Hidrocantábrico Energía retails electricity and gas and provides other energy services to eligible customers, and also manages HidroCantábrico's active marketing policy, which has increased activity over the recent years;
- Sinae Energía y Medioambiente: involved in renewable energies including wind farms and waste-to-energy projects. It is also responsible for the engineering and construction of plants and in the promotion and collaboration of renewable energy projects and cogeneration; and
- Telecable and Retecal are operators of integral telecommunications optic-fibre cable.

■ In January 2002, ENEL (the Italian electricity group) completed the purchase of Grupo Viesgo from Endesa after having received the authorizations from both Spanish and EU authorities. The price paid by ENEL was €1.87 billion for 100% of the company's share capital, in addition to which €277 million of debt and provisions were assumed by the buyer. This transaction implies the entry of a new operator (the fifth in terms of installed capacity) into the Spanish market, with distribution assets in the regions of Asturias, Cantabria, Castilla y León and Galicia, and generation assets in Andalucia, Aragón, Asturias, Cantabria, Castilla-La Mancha, Castilla y León and Catalonia. This contributes positively and effectively to a higher degree of competition in the market.

€ million	Iberdrola SA	Endesa SA	Union Fenosa SA
Year End	*Dec-31-04*	*Dec-31-04*	*Dec-31-04*
S&P rating	A+ (stable)	A (neg)	BBB+ (neg)
Moody's rating	A2 (neg)	A3 (neg)	Baa2 (stable)
Turnover	10,271	18,065	5,803
Operating profits	2,019	3,242	640
Net interest received/ (paid)	(483)	(927)	(248)
EBITDA	2,868	4,885	1,310
PBT	1,758	2,233	550
Shareholders' funds	8,717	9,477	3,290
Net debt/ (cash)	10,569	16,505	5,490
Operating profit margin (%)	19.7%	18.0%	11.0%
EBITDA margin	27.9%	27.0%	22.6%
Operating profit/ net interest (times)	4.2x	3.5x	2.6x
EBITDA / net interest (times)	5.9x	5.3x	5.3x
PBT margin (%)	17.1%	12.4%	9.5%
Net debt/ shareholders' funds (%)	121%	174%	167%
Net capitalization ratio (%) (Financial Leverage)	54.8%	63.5%	62.5%
Net Debt / EBITDA	3.7x	3.4x	4.2x

**Source: Company annual reports*

Well-Established Regulatory Framework

Historically, the "Stable Legal Framework" of 1987 governed the Spanish electricity industry. Under this system, the combined overall remuneration of the participants in each year was intended to cover the total projected costs of the industry. This was achieved through a system of aggregated fixed and variable standard costs. Any differences between projected and actual costs and demand for each year were adjusted in subsequent years.

The Electricity Law of 1994 was created the Comisión Nacional del Sistema Eléctrico ("CNSE") or Commission for the National Electric System) and now absorbed into the Comisión Nacional de la Energía or Commission for the National Energy ("CNE"). The CNSE was responsible for the effective competition in energy systems, and objectivity and transparency in their functioning. The Ministry of Industry and Energy retained

responsibility for the management of the long-term planning process, including authorization of new investments, as well as ultimately determining overall allowable returns by the utilities. The Electricity Law of 1994 was the first step to increase transparency and the degree of deregulation of the electric system and thereby reducing tariffs whilst ensuring a maintained quality of service.

Article 37 of this Law provided for third party access to both transmission and distribution grids. CNSE was empowered to resolve any disputes or questions arising from negotiations to secure such access.

In December 1996, the Ministry of Industry and the most important Spanish electric utilities at that time (Iberdrola, Endesa, Unión Eléctrica Fenosa, FECSA, Sevillana and HC) reached an agreement (the December 1996 Protocol). This agreement set the basis to gradually transform the highly regulated Spanish electricity sector into a free market for generation and supply, whilst preserving the natural monopoly of electricity transmission and distribution.

On 27th November 1997, the Law 54/1997 (the "Electricity Sector Law") was approved, representing the starting point for the deregulation of the Spanish electricity sector.
Key aspects implemented by the Electricity Sector Law are:

- The dispatching and generation of electricity is based on a competitive bidding process;
- Acceptance of new generators with no entry barriers;
- Gradual deregulation of electricity generation sources, except for domestic coal, which is subject to the 1998-2005 Coal Plan; and
- Separation of liberalized (generation and supply) and regulated activities (transmission and distribution). This is known as 'unbundling'.
- A transitory system (CTCs, Competition Transition Costs commonly known also as "stranded costs") was established to compensate electric companies for the transition from a highly regulated market to free competition.

The New Electricity Sector Law established the requirement to establish two new operating entities, a Market Operator, Compañía Operadora del Mercado Español de Electricidad, S.A. (OMEL), and a System Operator, Red Eléctrica de España, S.A. (REE):

- **OMEL** is the Market Operator and manages the electricity pool, whilst simultaneously operating a day-ahead spot market and an intra-day market for adjustments. This entity supervises and operates the pool's bidding process and settles all the commercial transactions connected with the bidding process.
  OMEL was originally set up as a subsidiary of REE, but was subsequently floated separately. Today, OMEL is a private company on which a single shareholder cannot hold a stake over 10%. Additionally, the aggregate direct/indirect stake owned by companies operating in the Spanish electricity sector must not exceed 40%.

- REE is the System Operator and operates the system used for the transmission of electricity. REE owns a large majority of the high voltage grid assets and is responsible for real-time operation of the network. As such, REE is responsible for overseeing the technical aspects related to the operation of the electricity system, along with the continuity and safety of the electricity supply and the co-ordination of the generation and transmission system. Due to the nature of its activity, the System Operator works in co-operation with the Market Operator. REE has the same ownership limitations as OMEL. In addition to this limitation, the Spanish Government, through SEPI (Sociedad Estatal de Participaciones Industriales), was required to hold at least a 25% stake in REE until December 31, 2003, thereafter this percentage should be reduced to at least 10%. The major Spanish utilities own 3% of REE and 35% is free float. According to a Royal Decree Law approved in February 2005, the major Spanish Utilities will be required to lower their stake in REE to 1% before 1 January 2008.

The gradual deregulation of supply along with the establishment of the Pool is one of the most relevant aspects of the Electricity Sector Law. Supply deregulation is based on the freedom of end consumers to choose the electric supplier. Since 1 January 2003 all the electricity consumers are eligible, defined as those with the right to choose electricity supplier.

On 7th October 1998, the Law 34/1998 (The Hydrocarbons Law) was approved. Among other things, this law established the CNE ("Comisión Nacional de la Energía"), replacing the former CNSE ("Comisión Nacional del Sistema Eléctrico"). The CNE has the mission of guaranteeing effective competition and transparency of the Spanish energy sector, including electricity, natural gas and other forms of energy.

REGULATION

Energy planning

Spanish National Reform Plan

Spain is now under the process of a regulatory review. Based on the 1997 Electricity Law, the Government has approved on 13 October 2005 the Spanish National Reform Plan which lays the foundations for its policy in the Electricity and Gas sectors. The principles of this Plan concerning the Energy sector are outlined below:

> "The consolidation of deregulation in the various sub-sectors and the context of strong growth in demand require a transparent regulatory framework that guarantees energy supplies, new investments, non-discriminatory access to the grid for third parties, the gradual reduction of entrance barriers for new agents, and a pricing system based on market mechanisms, internalising environmental costs".
>
> "In this regard, limits have been placed on cross participations in the capital of the main companies in the sector and measures have been approved to eliminate market distortion, helping promote more effective competition. More specifically, in the case of the electricity sector, various topics have been addressed such as

competition transition charges, the transparency of market information and the internalisation of environmental costs for power generation into electricity prices. As regards natural gas, various measures have been approved with a view to guaranteeing the security of supplies and making it easier to change suppliers".

"These reforms are in line with a sustainable development strategy, supplemented by actions that will make it possible to meet the Kyoto Protocol and Water Directive commitments. In concrete terms, the 2005-2007 Action Plan, the Energy Efficiency and Savings Strategy (E4) and the 2005-2010 Renewable Energy Plan have recently been approved, aiming to improve the Spain's energy efficiency and reduce its dependency on energy imports".

Objectives

• Expand connections on the power grid until the equivalent of 10% of 2005's power production capacity is reached by 2010.

• Provide incentives for and optimise the development of new energy infrastructures.

• Improve coordination between power systems in order to ensure that demand is met.

Measures

• Electricity

- Reform the wholesale power generation market in order to improve conditions for effective competition and guarantee pricing based on competitive mechanisms.
- Reform the mechanism for collecting competition transition charges (CTCs) in such a way that it does not distort market pricing.
- Develop a new guaranteed capacity payment system that ensures the availability of generation plants and new investment to cover growth in demand in order to safeguard supplies over the medium term.
- Expand connections on the power grid with France and Portugal, increasing commercial capacity and improving coverage of demand in areas with insufficient generation.
- Prepare a new transparent and objective method for setting electricity prices that takes into account all recognised costs, enables the development of commercial activities and promotes efficiency in the consumption, production and supply of electricity.
- Increase independence and transparency in the management of distribution networks in order to avoid any discriminatory situations for access to these infrastructures by third parties.
- Apply the new methodology for electricity distribution compensation developed by the CNE and agreed upon by all agents in the sector, so that each company covers the costs associated with its own network, factoring in the corresponding demand, the geographic characteristics of the distribution areas, the percentages of losses on its grids, and the quality of supplies and efficiency in the development of grids.

- Develop information and awareness-building programmes to communicate to the general public on the need to build power lines and revise administrative procedures to facilitate their construction.

• Natural gas

- Phase out tariffs for large consumers of natural gas over the medium term when there is effective commercial competition.
- Improve the coordination mechanisms for Technical Gas System Management with Electricity System Operations.
- Develop the Technical Gas System Management Standards in order to improve management procedures, gas supplies and production, introducing the mechanisms required to better guarantee supplies and ensure that the system is managed more effectively.
- Increase independence and transparency in the management of distribution networks in order to avoid any discriminatory situations for access to these infrastructures by third parties.
- Review the fee structure and methodology in order to resolve congested situations and improve efficiency in the use of networks, creating a constant fee, Increase the efficiency of planning, building and operating mechanisms for transport networks.
- Review compensation for the distribution of natural gas in order to ensure the quality of supplies and the effective rollout of new infrastructures.
- Develop secondary gas markets and reserve capacity for gas facilities.
- Implement further reforms to eliminate obstacles to changing suppliers and continue driving deregulation of the retail gas market.
- Structure international transit fees.

Renewable Energies Plan 2005-2010

On 26 August, the Council of Ministers approved the Renewable Energies Plan for Spain 2005-2010. This Plan reviews the objectives defined in the Promotion Plan of 1999 and in the 2002 Energy Planning Document and proposes a number of measures to achieve them.

The general objectives in that Plan are the following:

- Reduce excessive dependence on energy imports (80%).
- Meeting environmental commitments.
- That renewable energies cover:
- 12.1% of the total primary energy consumption in 2010 (this objective was already part of the previous Plan)
- 29.4% of the gross consumption of electricity production (Directive 2001/77/EC).
- 5.75% of bio fuels in transportation (Directive 2003/30/EC).

According to this new Plan to Promote Renewable Energies, the growth in these technologies will not be sufficient to reach the objectives defined in the Sector Law and in the Renewables Directive (12.1% of primary energy and 29.4% of electricity from

renewable sources in 2010, respectively). This is basically due to two factors: 1) electricity demand has increased more than was forecasted and 2) some technologies, such as biomass, remain underdeveloped.

The table below presents the new objectives, by technology, defined in the new Promotion Plan and compares with those defined in the 2002 Energy Planning Document.

Sources	2002 Planning Document	Plan 2005-2010	Difference
Hydroelectric (10-50 MW)	3,151	3,257	+106
Hydroelectric (<10 MW)	2,380	2,199	-181
Biomass	3,098	2,039	-1,059
Biomass plants	3,098	1,317	-1,781
Co-combustion	0	722	+722
SUW	262	189	-73
Wind	13,000	20,155	+7,155
Solar photovoltaic	144	400	+256
Biogas	78	235	+157
Solar thermoelectric	200	500	+300
TOTAL	22,313	28,947	+6,661

There are basically three key aspects to the Plan:

- The wind energy objectives are being increased significantly, from 13,000 MW in 2011 to more than 20,000 MW in 2010. This involves major support to Iberdrola's strategy, to which it firmly committed in its Strategic Plan for developing wind energy.
- Biomass objectives are being adjusted (reduced) from 3,098 MW to 2,039 MW in 2010, of which 1,317 MW is from biomass plants and 722 MW is from co-combustion.
- The solar technologies objectives are being raised (from 200 to 500 MW thermo-solar and from 144 to 400 MW photovoltaic).

In addition, it should be emphasized that the premiums for the remuneration of renewable energies foreseen in RD 436/2004 approved in March 2004 are maintained; only rising for biomass and setting for the first time those for co-combustion.

2005-2011 National Energy Planning

In late October, the Ministry of Industry also published the 2005-2011 Planning for the Electricity and Gas Sectors. This Plan reviews the objectives defined in the previous 2002 Energy Planning. The aforementioned 2005-2010 Renewable Energies Plan has been included in this new document.

The most significant modification in the electricity sector refers to the substantial increase in the target of installed capacity for CCGTs by 2011: a minimum of 24,000 MW vs. 14,800 Mw contemplated in the 2002 Plan.

This means that the Spanish energy mix by 2011 will be marked by the higher contribution of gas and renewable energies.

__Competitive Wholesale Market for generation ('Pool')__

The Electricity Sector Law established the conditions for a wholesale electricity market based on a Pool system co-coordinated by the Market Operator in which generators compete on price for the electricity to be dispatched. The operation of the Pool is further regulated by the Royal Decree 2019/1997. The Pool has been operating since 1 January 1998.

Generation companies are required to bid into the Pool their available output and required price for all their plants with an installed capacity of over 50 MW and all their generating units, which operated under the ordinary regime under the previous regulation ("marco legal estable" or "MLE").

Both plant output and prices are determined according to the system marginal price model, which is co-coordinated by the Market Operator. OMEL receives plant bids and ranks each plant in an ascending cost order until forecast hourly demand for the following day is met with the aim of matching demand with the least-cost combination of generation. All plants that are scheduled to run receive the Pool price, which is established hourly as the price bid by the last and therefore most expensive plant to be called into service in that hour.

Given the differences that may arise between forecast and actual demand of electricity and technical constraints that may prevent an economic dispatch of generation, the Pool bidding and dispatching process is made up of four separate, consecutive and interrelated processes:

- The Daily Market ("Mercado Diario") functions as a "day-ahead market" in which forecast electricity demand for the following day is matched by OMEL with the lowest-cost combination of available generation. OMEL draws up an Economic Dispatch schedule based on the bids received from each plant and notifies all market participants.

- The market for "Management of Technical Restrictions" is co-coordinated with REE to take into account changes that need to be made to the Economic Dispatch schedule due to limitations in the transmission network and the need to guarantee supply. On the basis of such constraints and the need to schedule more expensive plants, a Technical Dispatch schedule is drawn up and notified to market participants.
- The Intra-day Market ("Mercado Intradiario") is a balancing market, managed by OMEL, where additional supply is negotiated to cover shortfalls between forecast demand of the Daily Market and actual demand. The Intra-day Market began operations on 1 April 1998 and currently consists of six sessions.
- A market for "Ancillary Services", managed by REE, exists to provide additional generation services, such as "Secondary, Tertiary reserve", "Deviation management mechanism" and, in the immediate future, reactive capacity requirements.

The real-time operation of the system is managed by REE, according to a final schedule and using the complementary services that have been contracted.

As aforementioned, the Spanish National Reform Plan also aims to improve the current pool market:

- "Reform the wholesale power generation market in order to improve conditions for effective competition and guarantee pricing based on competitive mechanisms".

Pool Prices/ Ancillary Services/ Capacity Payments

In addition to the system marginal price derived from the Daily Market, the pool price includes additional cost elements, which reflect the following:

- Costs of the units that are called into service through the Market for Technical Restrictions. Such plants are remunerated at their individual bid price, but are supposed to limit their bids to actual costs incurred (including start-up costs) during hours in which constraints occur. Consequently, prices in the Market for Technical Restrictions result in a premium over Daily Market prices; and
- Costs of secondary and tertiary reserve requirements, which are established through separate auction processes occurring daily and every quarter of an hour, respectively.

In addition to the pool price, electricity generators are remunerated with a capacity payment. The total amount of this payment is calculated based on a unit charge expressed in kWh terms, which is applied to annual demand (net of sales related to Special Regime, bilateral contracts and imports). This total is then allocated to generation companies on the basis of the contribution of each of their units to the total available generation for the system during each scheduling session.

A future review of the capacity payments is also contemplated in the Spanish National Reform Plan:

- "Develop a new guaranteed capacity payment system that ensures the availability of generation plants and new investment to cover growth in demand in order to safeguard supplies over the medium term".

Electricity Tariffs

After six years of consecutive decreases in the tariff, the Government stated in 2001 for the first time that the new regulation will allow for tariff increases up to 2% per annum.

On 27 December 2002, a new tariff methodology was approved that ended the period of continuous tariff reductions. The most notable aspects of this new methodology are:

a) **A new stable, transparent and predictable regulation:**
In the first place, the new regulatory framework reasonably responds to the principal aspiration of the sector, given that it calls for stability and permanence.

b) **Tariff increases: +1.4% base through 2010.**
The Government thus demonstrating the need to send positive signals to the players in the sector in the face of the major investment process that had already begun, in which IBERDROLA is playing a major role.

c) **Tariff revision clauses:**
The new tariff framework recognizes the possibility of its revision with a limit of +0.6%. That revision will take place if differences occur in the final growth and the estimates made for 4 key parameters used in the calculation of the rate for the 2 prior years. Thus, the base 1.4% increase could be increased to 2%.

The four parameters that could cause this revision are:

- Gas prices
- Cost of the energy from the Special Regime
- Demand changes
- Changes in interest rates

d) **Recognition of the Tariff Deviation:**
The possibility of recovering the historic Tariff Deviation of 2000, 2001 and 2002 is recognised. The mechanism adopted for this consists on the following:

- A calculation will be made of the total amount of the deviation in the three years recognised.
- Calculation of the capitalized annual amount required for the total recovery of the deviation along the period between 2003 and 2010.
- This annual amount will be included in the tariffs for that period, allowing the total recovery of the deviation.
- This amount will be qualified as a regulated cost, with the same collection priority as the rest of regulated costs (i.e., distribution or transmission).

- Additionally, the companies will be allowed to anticipate the cash inflows derived from the recognition of the deviation through the transfer to third parties of the collection rights in the period 2003-2010.

e) **Inclusion of a higher cost to energy produced by CCGT plants:**
On 31 December 2004, the Government approved the R.D. on Tariffs for 2005. The highlights of this Royal Decree include:

- A 1.71% tariff increase for 2005

This increase is the result of all the following factors:

- 1.40% of the increase is relative to costs for 2005.
- The revision of the adjustments in 2003 and 2004 resulted in a drop of -0.275%.
- 0.585% was added due to changes in regulation.

- Expected growth of 6.2% in the sector's revenues

In addition, it is worth highlighting that should demand not perform as estimated (4.59% rise), the deviation clause would be applied (as already seen this year), resulting in a minimum 3.59% demand increase.

- Increase in the prices to Renewable Energies as a result of the new regulation approved in 2004

- Change in Spain's Energy Balance: Combined cycles and Renewables to cover the increase in demand

The tariff for 2005 estimates a 32% increase in energy produced both by combined cycles and plants subject to the Special Regime (Renewables and Cogeneration), whereas the rest of plants´ production is expected to fall by 5.5%, mostly due to the reduction output of certain oil and coal plants. Combined Cycles and Special Regime will contribute 36% of total energy produced vs. 28% in 2004.

Combined cycles are expected to represent over 15% of total energy produced in Spain in 2005 (vs. 10% in 2004). Combined cycles production has been estimated at 38,853 GWh which means an increase of 53% over 2004 tariff. Energy from Special Regime is expected to represent more than 20% of total energy produced, driven by new wind farms installed. Tariff estimates a 19% rise in Special Regime production.

- Distribution revenues, increased by 5.3%. 80 million euros will be allocated to quality of service enhancement plans

80 million euros is included for improving the quality of service, and 10 million euros for management of demand.

2005 Electricity Tariff Calculation

CONCEPT	GWh	Euro cts/KWh	MM Euros
GENERATION COSTS	**257,924**	**4.453**	**11,484.8**
Generators	258,482	3.942	10,188.5
Energy provided by mainland generators	153,187	2.988	4,577.2
Energy provided by non-mainland generators	13,663	5.492	750.4
Energy provided by Combined Cycles	38,853	3.714	1,442.8
Energy provided by Special Regime	52,779	6.476	3,418.1
REE-EDF Contract and other exchanges	-558	3.949	57.8
Emission rights			52.0
Capacity Payment	192,040	0.481	923.3
Ancilliary Services	192,040	0.137	263.1
PERMANENT COSTS			**771.2**
Non-mainland Compensation			257.7
System Operator			34.0
Market Operator			9.9
CNE			11.9
Deviation up to 12.31.02			227.1
Cost of Transition to Competition (CTCs)			230.6
Coal Stock			2.2
Domestic Coal implicit premium			194.6
Reduction of Premium Decission E.C. 25/07/01			-17.4
CTCs by differences			51.2
TRANSMISSION COSTS			**937.0**
REE			677.8
Other transmission companies			188.5
Non-mainland companies			70.7
DISTRIBUTION COSTS			**3,456.3**
Distribution Costs			2,942.7
Non-mainland distribution costs			253.0
Margin for Distribution companies D.T. 11ª			170.6
Demand Management			10.0
Quality of Service			80.0
COMMERCIAL MANAGEMENT COSTS			**292.4**
Commercial Management			273.9
Non-mainland Commercial Management			18.6
DIVERSIFICATIÓN AND SECURITY OF SUPPLY			**570.3**
REVENUES DUE TPAs ON EXPORTS			**-16.8**
DOUBLE ACCOUNTING			**-257.7**
TOTAL COSTS OF SERVICE			**17,237.5**
Final consumer demand			235,870
Required average price			7.3081
Previous year's average price			7.2072
2005 TARIFF INCREASE			**1.40%**
INCREASE DUE TO 2003 & 2004 DEVIATIONS			**-0.275%**
REGULATORY CHANGE (Art 8 RD 1432/2002)			**0.585%**
2005 TARIFF INCREASE (TOTAL)			**1.71%**


ABN·AMRO


Dresdner Kleinwort Wasserstein

2004 Electricity Tariff Calculation

CONCEPT	GWh	Euro cts/KWh	MM Euros
GENERATION COSTS	**245,597**	**4.287**	**10,528.3**
Generators	244,174	3.821	9,329.5
Energy provided by mainland generators	160,657	3.005	4,827.8
Energy provided by non-mainland generators	13,934	5.347	745.1
Energía provided by Combined Cycles	25,336	3.962	1,003.8
Energía provided by Special Regime	44,247	6.221	2,752.8
REE-EDF Contract and other exchanges	1,424	5.687	81.0
Capacity Payment	185,993	0.481	894.3
Ancilliary Services	185,993	0.120	223.6
PERMANENT COSTS			**840.4**
Non-mainland Compensation			242.6
System Operator			28.6
Market Operator			9.4
CNE			11.4
Deviation up to 12.31.02			229.3
Cost of Transition to Competition (CTCs)			309.3
Coal Stock			2.1
Domestic Coal implicit premium			189.8
Reduction of Premium Decission E.C. 25/07/01			-17.4
CTCs by differences			134.7
TRANSMISSION COSTS			**833.6**
REE			625.7
Other transmission companies			140.6
Non-mainland companies			67.3
DISTRIBUTION COSTS			**3,283.7**
Distribution Costs			2,823.4
Non-mainland distribution costs			242.8
Margin for Distribution companies D.T. 11ª			157.5
Quality of Service			50.0
Demand Management			10.0
COMMERCIAL MANAGEMENT COSTS			**285.6**
Commercial Management			267.5
Non-mainland Commercial Management			18.1
DIVERSIFICATIÓN AND SECURITY OF SUPPLY			**710.0**
REVENUES DUE TPAs ON EXPORTS			**-2.5**
DOUBLE ACCOUNTING			**-242.6**
TOTAL COSTS OF SERVICE			**16,226.5**
Final consumer demand			225,851
Required average price			7.1846
Previous year's average price			7.0854

2004 TARIFF INCREASE	**1.40%**
INCREASE DUE TO 2003 DEVIATIONS	**0.29%**
REGULATORY CHANGE (Art 8 RD 1432/2002)	**0.03%**
2004 TARIFF INCREASE (TOTAL)	**1.72%**


ABN·AMRO



Dresdner Kleinwort Wasserstein

As already mentioned, the Spanish National Reform Plan also contemplates a future review of the tariff methodology:

- "Prepare a new transparent and objective method for setting electricity prices that takes into account all recognised costs, enables the development of commercial activities and promotes efficiency in the consumption, production and supply of electricity".

Stranded Costs

As part of the move to pool-based pricing for generation, it was expected that prices would fall. To compensate the utilities for this potential loss of revenue, it was agreed that they would receive compensation payments known as Competition Transition Costs ("CTCs"). Part of the CTCs will be for indigenous coal and the rest for the so-called 'CTCs by differences'.

The rationale for this is that the previous regulatory regime assumed a Tariff Deviation for power plants on their first years of operation, to be compensated with extra revenues, at the end of their functional life span. These extra revenues could not be paid through a pool-based pricing system. These payments are common internationally and known as "stranded costs".

'CTCs by differences' can be thought of as a "residual" payment, because the payments are not guaranteed. Currently, the CTCs regime is under review. Thus, the Government has postponed until at least 1 January 2006 the final settlement of the CTCs payments corresponding to year 2004 and one of the objectives of the recently approved Spanish National Reform Plan is "to reform the mechanism for collecting competition transition charges (CTCs) in such a way that it does not distort market pricing".

Special Regime Generators

The Special Regime refers to the specific regulation that governs operators using cogeneration or renewable sources of energy with a capacity of less than 50MW. The European Commission does strongly support the development of renewable energies and cogeneration within the Member States. The main underlying reasons are the following:

- Diversify energy sources to better-off current dependence on petroleum;
- Meet environmental goals such as cutting the emission of greenhouse gases like carbon dioxide (agreed in 1998 at the Kyoto International Summit); and
- Energy efficiency

New Regulatory Framework for Renewable Energies

On March 13, 2004, the Spanish Government approved the Royal Decree defining the methodology for updating and systematizing the economic regime for the production of energy in the Special Regime.

The new Royal Decree – which replaced previous standards – improves the system governing the regulations and the remuneration of renewable energy: a) drawing up a stable, long-term economic support framework for the remuneration of such investments, and b) defining incentives designed to improve the quality of this energy relative to the market and the electricity system.

The main elements in the new framework are as follows:

- Remuneration schemes

There are two basic remuneration schemes:

- Scheme A
  - Regulated tariff (or fixed price) = % of the AET (Average Electricity Tariff) + Incentives for System's management
- Scheme B
  - Market = Pool Price + Premium (% of the AET) + Incentive for market participation (10% of the AET) + Capacity Payment + Incentives for System's management – Cost of Deviations

In both cases, this remuneration scheme is defined for the whole assets' life and will come into effect on the date on which they are brought into service. Producers may change remuneration schemes every 12 months.

- Additional Revenues

Two additional revenues are defined with a view to improving the impact of renewable energy on the management of the system:

- Reactive energy: remuneration of up to 8% of the AET subject to capacity and time. Applied for Schemes A and B.
- Voltage dips: supplement for technological requirements (5% of the AET over four years) for wind farms that adapt their technology to cope with voltage dips and as such contribute to the stability of the system. Applied to Schemes A and B.

- Future reviews

Every four years. They come into force two years after they have been validated and only apply to new installations (not plants that are already in place). First review: 2006, which will be applied only to new assets installed two years after (2008).

- Interim

An interim economic regime is defined for plants relative to RD 2818 in cases when they decide not to adopt the new RD, for which they may maintain the previous pool + premium scheme through to 2010, ensuring that their remuneration will be between 80% and 90% of AET.

- Production scheduling
As of January 1, 2006, requirement to schedule production for all installations that are not participating in the market (including plants that are covered by the interim economic regime 2818/098) and assumption of deviation costs when they exceed a certain threshold defined relative to the technology (5% in general but 20% for wind and solar).

Benefits of the new Royal Decree
The new framework offers the following advantages:

- Provides stability in the renewable sector, notably on wind farms, as it sets a remuneration scheme for the whole assets' life, and defines a system for reviews (non-retroactive) that is only applicable to new plants.
- Acts as an incentive to improve the quality of renewable energy in relation to the electricity system and the market.
- Fits within the actual tariff framework defined through to 2011.

In light of all these factors, it contributes to ensuring that these energies are economically and technologically sustainable, which is essential in order to be able to meet the objectives set in the National Energy Planning document.

Transmission and Distribution of Electricity in Spain

As a consequence of the deregulation of electricity generation and supply, qualified parties, consumers and non Spanish parties have the right to utilize the transmission and distribution networks subject to the payment of a toll, depending on the usage of the networks and differing electricity prices upon voltage.

The transmission business (facilities with rated operating voltage in excess of 220 kV) is remunerated upon operation and maintenance costs, recognized costs, investments and other costs required to properly operate the units. Royal Decree 2819/1998 provides the formula for the calculation of revenues for the operation of all transmission assets. The key elements are as follows:

- Income is based on costs recognized in respect of the facilities forming part of the transmission network;

- For facilities brought into operation before January 1998, income has been determined in 1998 terms and is adjusted by a formula to take into account the inflation and efficiency; and

- As new facilities are brought into operation, income in respect of them will be included in the related company's income in its first full year of operation.

Historically, distribution activity (facilities with rated operating voltage below 220 kV) was remunerated following the same criteria than transmission. However, under the Electricity Sector Law, the remuneration of distribution is determined by variation of electricity demand and some other parameters, which basically measures the network's efficiency.

The remuneration structure for distribution is based on a fixed revenue base allocated to the sector, which was calculated to remunerate the sector for the actual costs incurred in distribution at the end of the Marco Legal Estable. Going forward, this revenue base is subject to an annual adjustment for inflation (CPI) less a coefficient (X - which is currently set at 1%) and an additional factor to reflect demand growth (Y – currently set at 30%). The formula for the adjustment of regulated revenues is as follows:

> Regulated $Revenues_n$ = Regulated Revenues $_{n-1}$*(1+(CPI-X))*(1+(Demand growth *Y)).

Growth opportunities will come mostly from electrification of newly developed industrial and residential areas.

As previously mentioned, the Spanish National Reform Plan also includes several measures in order to improve the distribution and transmission activities and a future review of the electricity distribution remuneration:

- "Increase independence and transparency in the management of distribution networks in order to avoid any discriminatory situations for access to these infrastructures by third parties".

- "Apply the new methodology for electricity distribution compensation developed by the CNE and agreed upon by all agents in the sector, so that each company covers the costs associated with its own network, factoring in the corresponding demand, the geographic characteristics of the distribution areas, the percentages of losses on its grids, and the quality of supplies and efficiency in the development of grids".

- "Develop information and awareness-building programmes to communicate to the general public on the need to build power lines and revise administrative procedures to facilitate their construction".

Overview of the Spanish Gas Sector

Market Outlook

The Spanish gas market shows an enormous growth potential due to significant gasification developments to be implemented throughout the territory. This, together with the increasing importance of natural gas in the generation of electricity, explains the growth rates for natural gas demand and supply in Spain in the last years.

In the next graph we show the yearly variation of gas sales in Spain (TWh):



30
62
95
196
244
276
320
1985
1990
1995
2000
2002
2003
2004

Source: Sedigas.

The Table below shows the number of natural gas customers since 1985 (in thousands):

	1985	1990	1995	2000	2001	2002	2003	2004
Residential+ Commercial	1,512	1,938	2,773	4,199	4,601	4,930	5,300	5,653
Industrial	1.0	2.2	2.9	4.4	4.6	4.8	5.2	7.7
Total	**1,513**	**1,940**	**2,776**	**4,203**	**4,606**	**4,935**	**5,305**	**5,661**

Gas Demand in Spain

Spain's natural gas market has grown since joining the EU in 1986. Annual gas consumption in Spain amounted to 319,427 GWh in 2004, making it the sixth largest gas market in Europe (after Germany, UK, Italy, France and The Netherlands).

According to Sedigas ("Asociación Técnica Española de la Industria del Gas"), the consumption of natural gas as primary energy source in Spain is still lower than in many other countries and that Spain is below the EU average. The graph below shows the increase in the use of natural gas as a primary energy source in Spain from 1994-2004:



6,7%
7,4%
8,3%
10,3%
10,3%
11,3%
12,2%
12,8%
14,2%
15,6%
17,3%
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004

Source: Spanish Ministry of Economy.

According to Spanish Ministry of Economy estimates gas demand in Spain will grow at a constant annual rate of 9.5% for the period 2001-2011, reaching a total amount of 44 bcm in the year 2011. In 2005 around 30% of demand will come from CCGT business, while 70% from end customers.

Supply to the Spanish Market

Spain currently imports the vast majority of its natural gas supply from foreign gas-producing countries. According to CNE information, Spain currently imports more than 99% of its natural gas resources. The Hydrocarbons Sector Law requires transportation companies introducing natural gas into the Spanish market and all wholesalers to diversify their sources of supply if, at any time, more than 60% of the total natural gas supply to Spain originates from one country.

The table below shows the exporters of gas to Spain (Source: Sedigas):

Spain's natural gas supplies (GWh)

Origin	1997	1998	1999	2000	2001	2002	2003	2004	2004(%)
Domestic	**1.913**	**1.200**	**1.592**	**1.695**	**5.867**	**5.831**	**2.529**	**3.713**	**1,2**
Imports	**148.827**	**155.644**	**180.232**	**199.485**	**204.545**	**242.929**	**276.240**	**315.514**	**98,8**
Algeria	92.831	101.089	115.826	120.088	112.868	141.813	161.558	155.310	48,7
GN	54.989	59.920	70.208	71.576	62.265	72.669	74.509	87.540	27,4
LNG	37.842	41.169	45.617	48.512	50.603	69.144	87.049	67.770	21,2
Libya	12.980	10.561	11.201	9.293	9.228	7.341	8.768	7.286	2,3
Norway	20.045	26.719	26.773	26.856	26.833	26.433	26.640	25.748	8,1
Persian Gulf & Other	22.971	17.275	16.857	12.270	20.601	43.305	29.227	71.206	22,3
Trinidad y Tobago	–	–	8.687	9.157	6.806	5.342	977	0	0,0
Nigeria	--	--	888	21.822	28.209	18.695	49.070	55.964	17,5
TOTAL	**150.740**	**156.844**	**181.824**	**201.180**	**210.411**	**248.760**	**278.769**	**319.227**	**100,0**

Around 60% of the total natural gas supply to Spain arrives in liquefied form on LNG carriers at the regasification plants. There are numerous areas of the world (e.g. Africa, the Middle East and the Caribbean) that are within a reasonable distance from Spain that have the appropriate infrastructure and reserves to source LNG to the Spanish market. The remaining 40% natural gas is imported to Spain via two international connections, the Lacq- Calahorra pipeline and the Maghreb-Europe pipeline. There is currently under study and development the Medgaz pipeline, which will connect Algeria and Europe through Spain.

Spanish Natural Gas Infrastructures

In 2004, the Spanish natural gas infrastructure consists of:

- Four operating regasification plants located in Barcelona, Cartagena, Huelva and near Bilbao, and two other plants under construction in Ferrol and in Sagunto;
- 52,122 km of transport and distribution pipelines;
- Two underground storage facilities:
- Three natural gas fields;
- Four international connections: France, Morocco and two with Portugal; and
- Other ancillary installations such as compressor stations, LNG satellite plants or modulating and measurement stations.

In the last decade, the transportation and distribution pipelines network grew from 19,500 km in 1994 to 52,122 km in 2004. The table below shows the growth in the transport and distribution gas pipelines in the abovementioned period (Source: SEDIGAS):

Length of gas nets


19.500
21.162
24.170
27.022
30.131
33.620
37.022
40.113
44.311
48.148
52.122
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004

Regulatory Framework

The natural gas market in Spain has gone through a gradual opening process starting in 1998. Since January 2003, this market has been fully liberalized. The most important regulation regarding this process is:

- 1998 Hydrocarbons Law: General Framework. Established the calendar for the deregulation of the Spanish gas market

- Royal Decree 6/2000: Anticipated market liberalization by, among other measures:

    - Creating the System General Manager (Enagás),
    - Requiring Gas Natural to auction off 25% of the gas that was imported via the Maher Pipeline. Six companies were awarded with the contract resulting from this auction (Iberdrola was awarded with 25% of such contract),
    - Reducing Distribution exclusivity period until 2005.

- Royal Decree 949/2001: Regulated third party access to the gas network and established the integrated economic system on which the rules for tariff calculation are based. It established criteria for the remuneration of regulated activities and the setting of tariffs, tolls and fees. The decree also fixed the basic guidelines for settlement procedures.

- Nowadays, the Ministry of Industry is in charge of the Spanish natural gas industry, with the CNE acting in a supervisory and advisory capacity.

PRESS release

5 January 2005

The company previously informed the Portuguese Government of this decision, which raised no objection


IBERDROLA

IBERDROLA INCREASES ITS STAKE IN ENERGIAS DE PORTUGAL (EDP) TO 5.70%

- **This increase was effected within the capital increase made by EDP, in which IBERDROLA exercised its subscription rights**

IBERDROLA has raised its stake in Energias de Portugal, S.A. (EDP) from 5% to 5.70% within the capital increase made by the Portuguese company.

The company has thus exercised its subscription rights in the capital increase, strengthening its shareholding interest in EDP. IBERDROLA previously informed the Portuguese Government of its decision, which raised no objection.

On 7 October, the general meeting of shareholders of EDP resolved to make a capital increase to cover the purchase of a further 56.2% in Hidroeléctrica del Cantábrico. The other major shareholders of the Portuguese company (Brisa, Millennium Banco Comercial Português and Caixa Geral de Depósitos) also subscribed in the capital increase.

IBERDROLA's decision to participate in this operation was made on both financial and strategic grounds, aiming to secure a significant position in the principal utility in Portugal, a strategic market for IBERDROLA, which acquired its first shareholding interest in EDP in 1998, under a collaboration agreement signed with that company.




Full Year 2004 Results
x2+
10th February 2005
IBERDROLA

Agenda

IBERDROLA

Highlights of the Period

Strategic Plan

Analysis of Results

2005 Outlook

Conclusion

2

Highlights of the period

IBERDROLA

Net Profit +14.2% (Eur 1,210.7 MM)

2004 proposed dividend: 0.768 Eur/share (+14.3%)
Growth in line with Net Profit

Leverage improves 100 bp to 54.8%
with Eur 2.7 Bn invested

N.A.P.: Driving a technological change

IFRS: No meaningful changes on financial statements

3

Highlights of the period
FY Results

IBERDROLA

Group's attributable capacity: 25,237 MW (+10.7%)

	MW	*vs FY 2003*
Spain	22,547	+2,259
Latam	2,690	+190
Mexico	2,193	---
S. America	497	+190
TOTAL	**25,237**	**+2,449**

	MW
Comb. cycles	5,183
Renewables	3,206
Hydro	9,083
Nuclear	3,335
Coal	1,247
Oil	2,888
Cogeneration	295
TOTAL	**25,237**

4


Highlights of the period
FY Results
IBERDROLA
Group's production rises 13.9%
Production mix
FY 2004
Oil 3%
Cogen 2%
Coal 8%
Hydro 20%
Renew. 7%
Comb. Cycles 28%
Nuclear 32%
GWh
vs FY '03
Comb. Cycles 23,159 +11,166
Renewables 5,413 +1,490
Hydro 15,922 -5,793
Nuclear 26,428 +1,642
Coal 7,061 +1,351
Oil 2,417 +92
Cogeneration 1,412 +62
TOTAL 81,812
5


Highlights of the period
FY Results
IBERDROLA
Gross Margin grows 2.5 points
over Net Operating Expenses
G. Margin vs Net Op. Expenses
(2004 vs 2003)
+8.4%
+5.8%
G. Margin
Net Operating Expenses
Efficiency gains driven by traditional businesses
6


Highlights of the period
FY Results
IBERDROLA
Accelerating growth in H2 on rising prices:
Group´s EBITDA +11.5%...
H1 2004
H2 2004
Pool prices (Spain)
32.0
39.1
H1 '04 vs H1 '03
H2 '04 vs H2 '03
EBITDA (Group)
+7.1%
+11.5%
Generation Spain
-7.1%
+0.0%
Renewables
+29.4%
+42.8%
... leading to a 9.2% growth in FY EBITDA
7


Highlights of the period
FY Results
IBERDROLA
International and Renewables, growth drivers
Eur MM
Consolidated EBITDA
+240.7
2,857.7
2,617.0
+9.2%
67%
of total
growth
2003
2004
Renewables EBITDA
+38.1%
186.9
258.2
FY 2003
FY 2004
International EBITDA
+36.4%
246.1
335.7
FY 2003
FY 2004
8


Highlights of the period
National Allocation Plan
IBERDROLA
Reduction of coal and increase of c. cycles ...
'02-'07 Emissions (MM ton)
'02-'07 Energy balance (TWh)
71.2
46.2
27.9
6.0
Avg. '02-'04
2007
Coal
-35%
Gas
+360%
75.8
76.5
16.6
49.1
Avg. '02-'04
2007
...drives a change in Spain´s energy balance
(*) '05-'07 emissions according to Ministry of Industry, Tourism and Commerce (Mainland Spain); Ibe estimates
9


Agenda
IBERDROLA
Highlights of the Period
Strategic Plan
Analysis of Results
2005 Outlook
Conclusion
10


Strategic Plan
IBERDROLA
Focus and delivery
Strategic Pillars
Targets
Operating Efficiency
New Management Structure
x2+
Optimal Use of Capital
Maximise Value from Customer Base
Total investment
Eur 16.2 Bn 2001-2008
Net Profit
2006: Eur 1.6 Bn
CAGR '04-'08 >10%
Leverage
<50% by '08
Dividend
To grow in line with Net Profit
11

Strategic Plan: Group's Investmets '01-'04

IBERDROLA

Investment effort of Eur 10.3 Bn...

Eur Bn	2001-2003	2004	TOTAL '01-'04
Generation	1.9	0.6	2.5
Renewables	1.7	0.8	2.5
Distribution	1.5	0.5	2.0
Other	0.5	0.3	0.8
Spain	**5.6**	**2.2**	**7.8**
Mexico	1.4	0.3	1.7
S. America	0.6	0.0	0.6
Other	0.0	0.2	0.2
International	**2.0**	**0.5**	**2.5**
Total	**7.6**	**2.7**	**10.3**

...out of which 76% in Spain

12


Strategic Plan:
Group's Investments '01-'04
IBERDROLA
Installed capacity above 25,200 MW
+52% since start of Strategic Plan
Installed capacity (MW)
16,569
+52%
25,237
FY 2000
FY 2004
Spain (MW)
+36%
16,569
22,547
507
Renewables
FY 2000
FY 2004
Latin America (MW)
0
2,690
FY 2000
FY 2004
* Since Dec. 2000
13


Strategic Plan:
Group's Investments '01-'04
IBERDROLA
Increase in generation: Reducing volatility and rising results
Hydro production
+1,432 GWh
13,085
14,517
2000
2004
Total production
+31,601 GWh
+62.9%
50,211
81,812
2000
2004
EBITDA (Eur MM)
1998.4
2,857.7
2000
2004
Production grows more than 60% with similar hydro output
14


Strategic Plan:
Group's Investments '01-'04
IBERDROLA
Renewables as growth platform
2000
2004
Strategic focus
• Financial Investments
• Equity consolidation
• Core business
• Fully integrated and consolidated
Regulatory framework
• Limited visibility
• No long-term view
• Full visibility
• Long-term regulation
EBITDA
Eur 45 MM*
Eur 258 MM
...60% of total capacity '08e already operating
* Consolidated through equity method
15


Inversiones 2001-2004
IBERDROLA
Renewables: Increasing international presence
Total target:
5,500 MW in 2008
1,000 MW international
4,500 MW Spain
Operating
Development
Spain: 3,206 MW
Spain: 2,000 MW
International: 90 MW*
International: 1,100 MW*
Portugal, Greece, France, Italy, Mexico, Brazil
...3,000 MW additional in the pipeline
* 49% of Rokas
16


Strategic Plan:
Generation Spain
IBERDROLA
Up to 5,600 MW of c. cycles in Spain
Improving Iberdrola's generation mix...
BBE* 800 MW
Santurce
400 MW
Castejón
400 MW
Tarragona*
400 MW
Castellón I
800 MW
Castellón II
800 MW
(2007)
Aceca
400 MW
(2005)
Escombreras
800 MW
(2006)
Arcos A
800 MW
Arcos B
800 MW
(2005)
In operation
Under construction
* Iberdrola owns 200 MW
C. cycles production (GWh)
8,613
0
FY 2000
FY 2004
17


Strategic Plan:
Generation Spain
IBERDROLA
...and obtaining results: EBITDA over Eur 62.1 MM
C. cycles load factor
67.4%
0
FY 2000
FY 2004
C. cycles EBITDA
(Eur MM)
62.1
0
FY 2000
FY 2004
...1,600 MW producing all year
and additional 1,200 MW added by year end
18


Strategic Plan:
Generation Spain
IBERDROLA
Balancing our installed capacity in Spain
FY 2000
FY 2004
2008e
Coal
&Oil
27%
Hydro
51%
20%
3%
Nuclear
Renew
Coal
&Oil
19%
Hydro
41%
Gas
11%
16%
13%
Nuclear
Renew
Coal &Oil
6%
Gas
25%
36%
Hydro
14%
19%
Nuclear
Renew
No emissions
Leading the technological change of Spain's generation
19


Strategic Plan: Mexico
IBERDROLA
Mexico: Rising results driven by new capacity
Inst. Capacity
Operating
Enertek 120 MW Yes
Monterrey 1,037 MW Yes
Altamira IV 1,036 MW Yes
La Laguna 500 MW 2005
Altamira V 1,121 MW 2006
Tamazunchale 1,135 MW 2007
Total 5,000 MW 2007
Mexico-Guatemala EBITDA
(Eur MM)
163.0
33.9
FY 2000
FY 2004
20


Strategic Plan: Brazil
IBERDROLA
Brazil: Recovery since 2002
Brazil EBITDA (Eur MM)
Energy Rationing
206
116
173
2000
2002
2004
...despite depreciation of Brazilian Real
21


Strategic Plan: Efficiency
IBERDROLA
Gross Margin increased 21 points more than Net Operating Expenses...
2000-2004 Growth
24.4%
3.3%
Gross Margin
Net Operating Expenses
Net Op. Expenses / Gross Margin
32.6%
Efficiency improves 17%
27.1%
25.0%
2000
Dec. '04
2008e
Estimated
Actual
22


Strategic Plan: Leverage
IBERDROLA
Leverage improves with Eur 12.3 Bn
in investments and dividends...
Leverage vs investments & dividends (Eur MM)
57.6%
57.1%
55.8%
54.8%
2.8
3.2
3.1
3.2
FY 2001
FY 2002
FY 2003
FY 2004
Investments
+dividends
Leverage
23


Strategic Plan: Balance Sheet
IBERDROLA
Maintaining a strong Balance Sheet
Assets
Eur 25,934 MM
Liabilities
Tangible Fixed Assets
+35.2%
(Change vs
Dec. 2001)
Equity
+9.2%
Net Debt
-2.4%
Financial Fixed Assets
-32.1%
Goodwill -49.0%
Tangible Fixed Assets +35.2% with 2.4% lower Debt
Goodwill only represents 1% of Total Assets
24


Strategic Plan
Net Profit & Dividends
IBERDROLA
Net Profit accelerating towards '06 target...
Net Profit (MM Eur)
852
906
963
1,060
1,211
2000
2001
2002
2003
2004
DPS evolution (Eur)
0.54
0.58
0.61
0.67
0.768*
2000
2001
2002
2003
2004e*
...dividend to grow in line with Net Profit
* Estimate applying the 14.3% increase of dividend; pending approval by AGM
25


Agenda
IBERDROLA
Highlights of the Period
Strategic Plan
Analysis of Results
2005 Outlook
Conclusion
26

Income Statement - Group

IBERDROLA

14.2% growth in Net Profit driven by Ordinary Profit

Eur MM	FY 2004	Abs Chge	Chge %
Net Sales	10,314.5	+826.0	+8.7
Gross Margin	4,168.3	+321.5	+8.4
Net Operating Expenses	-1,129.8	+61.7	+5.8
EBITDA	2,857.7	+240.7	+9.2
Operating Profit (EBIT)	2,018.9	+195.5	+10.7
Ordinary Profit	1,698.7	+225.2	+15.3
Net Profit	1,210.7	+150.4	+14.2

27



Net Sales - Group
IBERDROLA
Net Sales +8.7% to Eur 10,314 MM
driven by Group's strong activity
GWh
Production
+13.9%
Inter.+88%
8,506
15,951
Spain
+4.1%
FY 2003
FY 2004
Distribution
+5.9%
Inter.+8.2%
23,024
24,909
87,594
Spain
+5.1%
FY 2003
FY 2004
Supply & Gas
+31.6%
C.Cycles
96%
8,563
16,772
Supply
+18%
FY 2003
FY 2004
...production in Spain grows above
the country's demand: Gaining market share
28


Gross Margin - Group
IBERDROLA
Gross Margin increases by +8.4% to Eur 4,168.3 MM
Eur MM
3,517.2
478.2
172.9
4,168.3
Domestic Energy
Internat.
Non Energy
Gross Margin
G. Margin - Domestic Energy
FY '04
Chge
Generation +Supply
1,857.3
+0.4%
Distribution
1,344.8
+7.0%
Renewables
329.5
+39.7%
Renewables & International account for 65% of total Gross Margin growth
29


Net Operating Expenses - Group
IBERDROLA
Net Operating Expenses +5.8% to Eur 1,129.8 MM
Eur MM
Net Operating Expenses
+5.8%
1,068.1
1,129.8
645.5
Net Personnel -1.4%
422.6
Net External Serv. +16.7%
FY 2003
FY 2004
-8.8 MM
+70.5 MM
Growth in External Services driven by new investments and new businesses
30


EBITDA - Group
IBERDROLA
EBITDA increases by +9.2% to Eur 2,857.7 MM
Eur MM
2,377.1
335.7
144.8
2,857.7
+6.0%
+9.2%
Domestic Energy
Internat.
Non Energy
EBITDA
Solid Domestic Energy business and growing International activities
31


EBITDA - Group
IBERDROLA
Generation + Renewables account for 55% of EBITDA
Eur MM
EBITDA Breakdown
Non Energy 144.8
International 335.7
Supply 10.1
Generation 1,302.0
Distribution 806.9
Renewables 258.2
International contributes 12% to EBITDA as Mexico and Brazil grow
32


EBIT - Group
IBERDROLA
Growth in Operating Profit (EBIT): 10.7%
up to Eur 2,018.9 MM
Eur MM
EBIT
+10.7%
2,018.9
1,823.4
FY 2003
FY 2004
EBITDA +9.2%
+ 240.7 MM
Depr. & Prov.
+5.7%
-45.2 MM
• Accounting life of production assets in line with useful life:
• Nuclear plants: 40 yrs (in 2003)
• Wind farms: 20 yrs (in 2004)
33


Financial Result - Group
IBERDROLA
Net Financial Expenses improve 13.3%
Net Financial Expenses
Average Cost of debt
Eur MM
-449.7
-13.3%
-389.7
4.77%
4.39%
FY 2003
FY 2004
FY 2003
FY 2004
Cost of debt falls 38 bp to 4.39%
34


Financial Debt - Group
IBERDROLA
Improving coverage ratios...
Cash Flow (*) / Debt
EBITDA/Net int.expense
Average maturity
17.4%
18.2%
5.0x
6.4x
3.7 yrs
4.3 yrs
FY 2003
FY 2004
FY 2003
FY 2004
FY 2003
FY 2004
...and increasing average maturity of debt
35


Equity Consolidation - Group
IBERDROLA
Eur 69.5 MM (+99% when excluding Repsol & Gamesa 2003 divestments)
Eur MM
Results from Companies Consolidated by Equity Method
99.8
Repsol
35.0
+98.6%
69.5
FY 2003
FY 2004
...improving results after reorganisation of portfolio
36



Net Profit - Group
IBERDROLA
Net Profit up 14.2% to Eur 1,210.7 MM...
From Ordinary to Net Profit
Ordinary Profit 1,698.7 +15.3%
+ Extraordinaries 58.9 n/a
= Profit b. Taxes 1,757.6 +37.8%
- Taxes & minorities 546.9 +154.4%
= Net Profit 1,210.7 +14.2%
Ord. Profit +15.3%
Net Profit +14.2%
...driven by Ordinary Profit
37

IFRS* - Effects on Financial Statements (Preliminary, Not Audited)



IBERDROLA

No meaningful changes in financial statements

Main Principles

- Fixed Assets + Real Estate at historical cost
- Companies under joint management to be consolidated through proportional integration (Cogeneration, IBV...)
- Stakes below 20% in listed companies and with no significant influence in management exit the scope of consolidation (EDP, REE)
- Derivatives valued at market prices
  - Speculative: P&L
  - Hedging: Balance Sheet
- No systematic amortisation of goodwill
- No monetary adjustments

38


IFRS* - Effects on Financial Statements
(Preliminary, Not Audited)
IBERDROLA
No meaningful changes in financial statements
(approximate)
Income Statement
• EBITDA +1.5%
• Net Profit = ---
Balance Sheet
• Debt = +0.5%
• Equity -2%
Leverage
• Debt/(Debt+Equity) = +50 b.p.
39


Results by Business
Generation Spain
IBERDROLA
1.7% rise in production despite 30% lower hydro
Ord. regime production (GWh)
Fuel cost & Generation price
(Eur/MWh)
As c. cycles´ increase in production balances mix
40

	FY 2004	Chg.
Hydro	14,517	-6,218
Nuclear	26,428	+1,642
C. cycles	8,613	+4.146
Coal	7,061	+1,351
Oil	2,417	+92
TOTAL	59,036	+1,013

	FY 2004	FY 2003
Nuclear	3.2	3.4
C. cycles	26.9	28.9
Coal	23.6	18.1
Oil	43.4	46.3
Price	35.7	37.3



Results by Business
Generation Spain
IBERDROLA
EBITDA -3.9%: Low prices
and higher procurement costs...
Operating highlights
-0.8% Prices
+1.7% Production
+21.8% Procurements
54.3 MM CTCs*
Financial highlights
FY 2004
Gross Margin 1,753.5 -2.1%
Net Op. Exp. -387.1 +2.1%
EBITDA 1,302.0 -3.9%
...partially offset by increase in production
and cost control
41



Results by Business - Renewables
IBERDROLA
EBITDA rises 38.1%
38.0% increase in production at 1.3% higher prices
Production (GWh)
+38.0%
3,923
5,413
FY 2003
FY 2004
Prices (Eur/MWh)
60.1
+1.3%
60.9
FY 2003
FY 2004
Financial highlights
FY 2004
Gross Margin 329.5 +39.7%
Net Op. Exp. -66.0 +47.7%
EBITDA 258.2 +38.1%
42

Results by Business - Distribution

IBERDROLA

Recurrent EBITDA up +8% to Eur 807 MM

Eur MM	2004	2003	Chge %
Recurrent Gross Margin	1,345	1,306	+3%
'03 Resettlements	---	-49	n/a
Gross Margin	1,345	1,257	+7%
Net Operating Exp.	-455	-482	-6%
Operating Expenses	-471	-482	-2%
Third party services	+16	---	---
Recurrent EBITDA	807	744	+8%
EBITDA	807	695	+16%

43


Results by Business – Non Energy
IBERDROLA
EBITDA +12.5% up to Eur 144.8 MM
Breakdown of Revenues %
Asset sales 9%
Rentals 5%
Developments 86%
Financial Highlights
FY 2004
%
Gross Margin 172.8 +19.6%
Net Op. Exp. -25.0 N/a
EBITDA 144.8 +12.5%
44


Results by Business – International
IBERDROLA
EBITDA reaches Eur 335.7 MM up 36%
Effect of currency depreciation
+43%
350.0
+36%
335.7
EBITDA local
Reported EBITDA
Financial Highlights
FY 2004
%
Gross Margin
478.2
+31.7%
Net Op. Exp.
-138.3
+22.9%
EBITDA
335.7
+36.4%
...and 43% in local currency
45


Results by Business - International
IBERDROLA
Strong increase in activities & efficiency gains
Brazil
Mexico-Guatemala
Business Evolution
Increase in electricity sales +9.0%
Higher tariffs >10%
Additional production Itapebi & Termope
More production: Altamira (1,036 MW)
High availability
Currency Deprec. (-9%)
Contribution to financial statements
EBITDA (Eur MM) 172.7
As a % of Debt 5.4%
As a % of Equity 8.1%
EBITDA (Eur MM) 163.0
As a % of Debt 5.4%
As a % of Equity 7.2%
46

Agenda

IBERDROLA

Highlights of the Period

Strategic Plan

Analysis of Results

2005 Outlook

Conclusion

47

Outlook for 2005

IBERDROLA

2005: Confirming Iberdrola's growth story

Generation: Combined cycles are necessary to cover demand

Regulation: Review in line with Electricity Law

Iberdrola: Continuing investment & efficiency efforts

48


Outlook for 2005: Demand - Supply
IBERDROLA
Year 2005: 14.7% demand growth in January...
Monthly demand (January)*
Demand last 12 mths (January)*
+14.7%
19,662
22,557
Jan 2004
Jan 2005
222,098
232,754
Feb'03 - Jan'04
Feb'04 - Jan'05
...for a 4.9% increase in last twelve months
(*) Source Red Eléctrica de España, S.A.
49


Outlook for 2005: Demand - Supply
IBERDROLA
Peak demand rising over 7% CAGR since 2001...
Peak demand (MW)
Over 7% CAGR
35,490
43,708
Actual
40,600
NEP est.
Dec,17th 2001 (Partial blackout)
Winter 2004-2005
...more than 3 GW over NEP estimates
(*) Source Red Eléctrica de España, S.A.
50


Outlook for 2005: Demand - Supply
IBERDROLA
All combined cycles added
have been necessary to cover demand
Peak demand growth vs new c. cycles ('01-'05)
8,218 MW
8,151 MW
44%
IBERDROLA
Peak Demand
Increase
Increase in
c. cycles capacity
51

Outlook for 2005: Regulation

IBERDROLA

Review in line with Electricity Law

N.A.P.: Driving a technological change

Distribution remuneration

Generation market

52


Outlook for 2005: Iberdrola
IBERDROLA
Investments & efficiency to provide further growth
Iberdrola: Spain
Efficiency improvements
Iberdrola: International
53


Agenda
IBERDROLA
Highlights of the Period
Analysis of Results
Strategic Plan
2005 Outlook
Conclusion
54

Conclusion

IBERDROLA

Net Profit +14.2% driven by Renewables and International

2004 proposed dividend: 0.768 Eur/share (+14.3%)
Growth in line with Net Profit

Reduction of leverage with strong investments

Optimising costs & improving efficiency

Strategic Plan on track: Growth & delivery

55

Disclaimer

IBERDROLA

THIS DOCUMENT HAS BEEN PREPARED BY THE COMPANY SOLELY FOR USE DURING THE PRESENTATION CORRESPONDING TO FULL YEAR 2004 RESULTS (UNAUDITED).

THE INFORMATION CONTAINED IN THIS DOCUMENT AND ANY FOWARD LOOKING STATEMENTS HAVE NOT BEEN INDEPENDENTLY VERIFIED AND NO REPRESENTATION OR WARRANTY EXPRESS OF IMPLIED IS MADE AS TO, AND NO RELIANCE SHOULD BE PLACED ON, THE FAIRNESS. ACCURACY. COMPLETENESS OR CORRECTNESS OF THE INFORMATION OR OPINIONS CONTAINED HEREIN.

NONE OF THE COMPANY, OR ANY OF ITS ADVISORS OR REPRESENTATIVES SHALL HAVE ANY LIABILITY WHATSOEVER (IN NEGLIGENCE OR OTHERWISE) FOR ANY LOSS HOWSOEVER ARISING FROM ANY USE OF THIS DOCUMENT OR ITS CONTENTS OR OTHERWISE ARISING IN CONNECTION WITH THIS DOCUMENT.

THIS DOCUMENT DOES NOT CONSTITUTE AN OFFER OR INVITATION TO PURCHASE OR SUBSCRIBE FOR ANY SHARES AND NEITHER IT NOR ANY PART OF IT SHALL FORM THE BASIS OF OR BE RELIED IN CONNECTION WITH ANY CONTRACT OR COMMITMENT WHATSOEVER.

56


Full Year 2004 Results
x2+
IBERDROLA



IBERDROLA

Bilbao, 23 February 2005

SUBJECT: Communication of relevant fact

Dear Sirs,

We are pleased to inform you that, on this date, the Board of Directors of IBERDROLA has agreed to call the General Shareholders' Meeting, which will be held on 17 and 18 March, at first and second call respectively, with the following Agenda:

One.- Examination and approval, where appropriate:

a).- Of the individual Annual Accounts (Balance Sheet, Profit and Loss Account and Directors' Report) of the company and the consolidated Annual Accounts of the company and its majority interests for the financial year ended on 31 December 2004.

b).- Of the Management Reports of the company and of its consolidated group, ended on 31 December 2004, including the company management during the same period.

Two.- Application of the results and share-out of dividends for the financial year ended on 31 December 2004.

Three. - Delegation to the Board of Directors, for the period of five years, of the authority to issue: a) Simple bonds or stocks and other fixed-income securities of a similar nature (different from promissory notes), as well as preferential shares, with the maximum limit of five thousand (5,000) million euros, and b) promissory notes with the maximum limit, independently of the above, of three thousand (3,000) million euros; and authorisation for the company to guarantee, within the above limits, the new issues of stocks made by the company's majority interests, leaving without effect, in the amount not used, the delegation agreed by the General Meeting of 3 April 2004.

Four.- Authorisation to the Board of Directors for the derivative acquisition of own shares by the company and/or by the company's majority interests under the terms as set out by law, leaving without effect, in the amount not used, the authorization granted by the General Meeting of 3 April 2004. Share capital reduction and subsequent amendment to Article 5 of the Articles of Incorporation.

Five.- Authorisation to the Board of Directors to request the admission and exclusion of negotiation in Spanish or foreign organised secondary markets of the shares, stocks or other securities issued or which may be issued, and to adopt the agreements that are necessary for the shares, stocks or other securities of the company in circulation to remain listed.

Six.- Authorisation to the Board of Directors for the constitution and provision of associations and foundations in accordance with current regulations, authorising the Board of Directors for their execution.

Seven.- Re-election of Accounts Auditor for the company and its consolidated group for the 2005 financial year.

Eight.- Ratification of the appointment of Director designated by cooption.

Nine.- Partial re-election of Directors.

Ten.- Authorisation to the company Board of Directors, in the broadest terms, for the full development and execution of the above agreements, expressly including the exercise of the powers of interpreting, rectifying and completing them and recording them as public, and of substituting the powers granted by the Meeting.

Similarly, the Board of Directors has agreed that the announcement of the call to meeting be published, in the coming days, in the BORME and in the press, at which time the pertinent documentation will be made available to shareholders, which will also be given to you.

All of the documentation relating to the above General Meeting will also be available to shareholders and investors on the company website (www.iberdrola.com).

Warm regards.

IBERDROLA, S.A.

The Secretary of the General Meeting and of the Board

Federico San Sebastián



IBERDROLA

COMISIÓN NACIONAL DEL MERCADO DE VALORES
To the attention of Antonio Mas Sirvent
Market Area Director
P° Castellana, 19
28046 Madrid

Dear Sirs,

Following our correspondence of February 23, attached please find a copy of the documentation which, with occasion of the invitation to the Annual General Meeting, will be available to shareholders on February 28. The documentation will be available on the Web site and at company headquarters, under the terms to be outlined in the invitation. The Commission has already received the Corporate Governance Report.

As always, we are at your disposal and send kind regards,

Federico San Sebastián

ITEM ONE ON THE AGENDA

Examination and approval, if applicable:

a) Of the individual Annual Financial Statements (Balance Sheet, Profit and Loss Statement, and Notes) of the Company and of the consolidated annual financial statements of the Company and its controlled Companies, for the Fiscal Year ended on December 31, 2004.

b) Of the Management Reports of the Company and its Consolidated Group, as of December 31, 2004, as well as of the corporate management for such fiscal year.

RESOLUTIONS IN CONNECTION WITH ITEM ONE

a) To approve the individual Financial Statements (Notes, Balance Sheet, and Profit and Loss Statement) of the Company and the consolidated Financial Statements of the Company and its controlled companies for the Fiscal Year ended on December 31, 2004, which are submitted to the shareholders at the General Shareholders' Meeting and were prepared by the Board of Directors at its February 23, 2005 meeting.

b) To approve the Management Report of the Company and the Management Report of its Consolidated Group, which were prepared by the Board of Directors at its February 23, 2005 meeting, as well as the corporate management by the Board of Directors during the Fiscal Year ended on December 31, 2004.

The Annual Financial Statements and the Management Report of IBERDROLA, S.A. and the Annual Financial Statements and the Management Report for its Consolidated Group which are hereby approved correspond to those which were drawn up by the Board of Directors at its February 23, 2005 meeting. The former are printed on 81 pages of ordinary, single-sided paper, and those corresponding to the Consolidated Group are printed on 126 pages of ordinary, single-sided paper, all of which are signed by the Secretary of the Board of Directors, Mr. Federico San Sebastián Flechoso, the corresponding legal

formalities also appearing with the handwritten signature of the members of the Board of Directors on both sets of financial statements, except for those belonging to Mr. Francisco Javier Herrero Sorriqueta, Mr. Lucas María de Oriol y López-Montenegro, Mr. Antonio María de Oriol y Díaz-Bustamante and Mr. Sebastián Battaner Arias, who were absent from the meeting due to reasons beyond their control and who gave their proxy to the Chairman of the Board of Directors and manifested their full consent to all such documentation.

ITEM TWO ON THE AGENDA

Allocation of profits/losses and distribution of dividends for the Fiscal Year ended on December 31, 2004.

RESOLUTION IN CONNECTION WITH ITEM TWO

To approve the allocation of profits/losses and the distribution of dividends prepared by the Board of Directors at its February 23, 2005 meeting in the following manner:

BASIS FOR DISTRIBUTION:
Retained earnings from prior fiscal years
1,041,429,455.40 Euros

PROFITS FROM FISCAL YEAR 2004
697,711,722.08 Euros

TOTAL
1,739,141,177.48 Euros

DISTRIBUTION
To dividends
692,389,771.01 Euros

To retained earnings
1,046,751,406.47 Euros

TOTAL
1,739,141,177.48 Euros

As a result, the ordinary shares (ISIN Code ESO 144580018) having been paid an interim gross dividend of 0.326 Euros per share on January 3, 2005, it is hereby resolved that the ordinary shares (ISIN Code ESO 144580018) be paid an interim gross dividend in the amount of 0.442 Euros per share.

The supplemental dividend shall be paid effective July 1, 2005.

The proposed allocation of profits/losses and distribution of dividends hereby approved was prepared by the Board of Directors at its February 23, 2005 meeting and it is printed, together with the Annual Financial Statements and the Management Report of IBERDROLA, S.A., on 81 pages of ordinary, single-sided paper, all of which are signed by the Secretary of the Board of Directors, Mr. Federico San Sebastián Flechoso and on which the corresponding legal formalities also appear with the handwritten signature of the members of the Board of Directors, except for those belonging to Mr. Francisco Javier Herrero Sorriqueta, Mr. Lucas María de Oriol y López-Montenegro, Mr. Antonio María de Oriol y Díaz-Bustamante and Mr. Sebastián Battaner Arias, who were absent from the meeting due to reasons beyond their control and who gave their proxy to the Chairman of the Board of Directors and manifested their full consent to all such documentation.

ITEM THREE ON THE AGENDA

Delegation to the Board of Directors, for a term of five years, of the power to issue a) bonds or simple debentures and other fixed-income securities of a like nature (other than notes), as well as preferred stock, up to a maximum amount of €5.0 billion, and b) notes up to a maximum amount, independently of the foregoing, of €3.0 billion; and authorization to the Company to guarantee, within the limits set forth above, new issuances of securities by controlled companies, for which purpose the delegation approved at the General Shareholders' Meeting held on April 3, 2004 is hereby deprived of effect to the extent of the unused amount.

RESOLUTION IN CONNECTION WITH ITEM THREE

To delegate to the Board of Directors, as permitted by Section 319 of the Regulations of the Commercial Registry and the general provisions governing the issuance of securities, and pursuant to Articles 15.2 and 17.1.e) of the Company's By-Laws, the power to issue negotiable securities in accordance with the following conditions:

1. Securities to be issued.- The negotiable securities contemplated in this delegation may be bonds or simple debentures, notes, and other fixed-income securities of a like nature, as well as preferred stock.

2. Period of delegation.- The issuance of the securities covered by this delegation may be effected on one or more occasions within a maximum period of five (5) years following the date of adoption of this resolution.

3. Maximum amount under this delegation.-

   a) The aggregate maximum amount of the issuance or issuances of bonds or simple obligations and other fixed-income securities of a like nature (other than notes), as well as preferred stock, resolved to be issued under this delegation shall be €5.0 billion.

   b) For its part, the outstanding balance of the notes issued under this delegation shall at no time exceed the sum of €3.0 billion. This limit is independent of the limit established in sub-section a) above.

4. Scope of the delegation.- The delegation of powers to issue the securities contemplated in this resolution shall extend, as broadly as is required by Law, to the establishment of the different terms and conditions applicable to each issuance (nominal value, type of issuance, reimbursement price, domestic or foreign currency of the issuance, form of representation, interest rate, amortization, subordination clauses, guarantees supporting the issuance, place of issuance, establishment of the internal regulations of the bondholders' syndicate and appointment of the auditor, in the case of the issuance of simple bonds and debentures – if required –, admission to listing, etc.) and to the conduct of any and all formalities that may be necessary, including those provided for in the applicable securities market regulations, for the execution of the specific issuances that may be resolved to be effected under this delegation.

5. Guarantee in support of issuances of securities by controlled companies.- As permitted by Article 15.4 of the By-Laws, the Board of Directors is also authorized to guarantee, on behalf of the Company, and within the limits set forth above, new issuances of securities during the effective period of this resolution by companies that are members of its group of companies.

6. Listing of fixed-income securities.- The Company shall apply, when appropriate, for the admission to trading on secondary markets, be they official or unofficial, organized or not, domestic or foreign, of the debentures, bonds, notes, preferred stock and other securities that are issued by the Company under this delegation, the Board of Directors being hereby authorized to carry out such formalities as may be necessary for the admission to listing before the competent authorities of the various domestic or foreign securities markets.

7. Power of delegation to the Executive Committee.- The Board of Directors is hereby authorized to delegate to either of the Executive Committee or the Chief Executive Officer (under the provisions of Section 141, number 1, second paragraph, of the Companies Law) the delegated powers contemplated in this resolution.

This delegation replaces and supersedes, to the extent of the unused amount, the prior delegation approved by the shareholders at the General Shareholders' Meeting held on April 3, 2004.

ITEM FOUR ON THE AGENDA

Authorization to the Board of Directors for the derivative acquisition of the Company's own shares by the Company itself and/or by its controlled Companies pursuant to the provisions of the Law, for which purpose the authorization granted at the General Shareholders' Meeting held on April 3, 2004 is hereby deprived of effect to the extent of the unused amount. Reduction in share capital and amendment of Article 5 of the By-Laws as a result.

RESOLUTION RELATING TO ITEM FOUR

To expressly authorize the Board of Directors, which will in turn be entitled to delegate this authority to the Executive Committee, pursuant to Section 75 of the current Consolidated Text of the Companies Law, to carry out the derivative acquisition of shares in IBERDROLA, S.A. subject to the following conditions:

a) The acquisitions may be made directly by IBERDROLA, S.A. or indirectly through its controlled companies.
b) The acquisitions shall be made by means of purchase and sale transactions, swap arrangements or any other transaction whatsoever permitted by Law.
c) The acquisitions may be made, at any time, up to the maximum sum permitted by Law.
d) The acquisitions may not be made at a higher price than that quoted on the Stock Exchange.
e) This authorization is granted for a period not exceeding 18 months.

In addition, for the purposes provided for in the second paragraph of Section 75.1 of the Companies Law, expressly authorize the acquisition of shares in the Company by any of its controlled companies subject to the same terms of this resolution.

It is expressly put on record that the shares acquired under this authorization may be sold, redeemed or applied to the compensation systems contemplated in the third paragraph of Section 75.1 of the Companies Law.

This authorization replaces and supersedes, to the extent of the unused amount, the authorization granted at the General Shareholders' Meeting held on April 3, 2004.

To reduce the share capital in order to redeem any of IBERDROLA's own shares that IBERDROLA may hold on its balance sheet or that of its controlled companies, against profits or unappropriated reserves, by such amount as may be deemed necessary or appropriate from time to time, provided, however, that the amount of the capital reductions made under this authorization shall not exceed, during the period of effectiveness of this authorization, the maximum amount authorized for the derivative acquisition of shares of IBERDROLA, S.A.

To delegate to the Board of Directors the power to carry out the above-mentioned resolution regarding capital reduction, which the Board may effect on one or more occasions and within a period not exceeding eighteen months from the date of the holding of this General Shareholders' Meeting, by doing any act or thing that may be required by Law and, in particular, so that the Board may, within the aforesaid period and subject to the aforesaid limits:

1°. Decide, on the basis of professional criteria, on the date and/or dates of the specific reduction and/or reductions of capital, taking into account prevailing market conditions, market price, economic and financial position of the Company, its cash balances, reserves and any other aspect whatsoever that may affect the decision.

2°. Decide on the date or dates of the redemption and/or redemptions of shares.

3°. Set the capital reduction at the value of the shares redeemed in each case.

4°. Decide on the allocation of the amount of the reduction in each case, either to a restricted reserve or to unappropriated reserves, respecting in the latter case the rules and guarantees established in respect thereof.

5°. Amend, in each case, Article 5 of the By-Laws, indicating the value of the share capital.

6°. Apply for the delisting of the securities redeemed in accordance with the applicable rules and regulations.

7°. Draw up and publish, where necessary, the announcements contemplated in Section 165 of the Companies Law.

8°. Should any creditors having a right to opposition exercise such right, comply, if applicable, with the requirements established in Section 166.3 of the Companies Law.

9°. In general, adopt whatever resolutions and do whatever acts may be required to reduce the capital and redeem the shares, with the express power to amend or supplement the foregoing resolutions in light of the oral or written qualification that may be made by the Commercial Registrar, execute the corresponding notarized instrument(s), and appoint the person(s) to be in charge of the formalization thereof.

This resolution replaces and supersedes, to the extent of the unused amount, the resolution adopted at the General Shareholders' Meeting held on April 3, 2004.

ITEM FIVE ON THE AGENDA

Authorization to the Board of Directors to apply for the listing on or delisting from Spanish or foreign organized secondary markets of the shares, debentures or other securities issued or to be issued, and to adopt such resolutions as may be necessary to ensure the continued listing of the shares, debentures or other securities of the Company that may then be outstanding.

RESOLUTION RELATING TO ITEM FIVE

To authorize the Board of Directors:

1º.- To request, if appropriate, the admission to trading on organized secondary markets, be they Spanish or foreign, of shares, bonds, debentures or any other securities issued or to be issued by the Company, subject to applicable rules and regulations, especially those governing dealing, the maintenance of and the exclusion from trading.

2º.- To request, if appropriate, the exclusion from trading of the securities mentioned in the foregoing paragraph, which shall be carried out with the same formalities and in strict compliance with the applicable Securities Market regulations.

3º.- To adopt all such resolutions as it deems necessary or appropriate in order to amortize or convert into book-entry securities the securities evidencing the debentures or bonds issued by the Company, when so required for such securities to be admitted to trading and, once admitted, to remain admitted to trading on organized secondary markets, executing any and all public or private instruments that may be required for such purpose.

4º.- To delegate to either of the Executive Committee or the Chief Executive Officer all or part of the powers contemplated in this resolution.

This authorization replaces and supersedes the authorization previously approved at the General Shareholders' Meeting held on April 3, 2004.

ITEM SIX ON THE AGENDA

Authorization to the Board of Directors to create and fund Associations and Foundations pursuant to the applicable legal provisions in effect, with the Board of Directors being empowered to carry out such resolution.

RESOLUTION RELATING TO ITEM SIX

The Board of Directors is authorized, on behalf of the Company, to participate in a founding capacity, by itself or together with other individuals or legal entities, be they domestic or foreign, in the creation of one or more Spanish private-law associations and foundations which pursue general interest objectives (social welfare, civic, educational, cultural, scientific, sporting, health, cooperation for development, defense of the environment, promotion of the economy or of research, promotion of volunteerism, or any other objectives allowed by law), with the stipulations, clauses, conditions, statements and agreements that it deems appropriate, and to contribute as initial funding, either once or partially or successively, cash or any other assets or rights that are deemed appropriate for each of them, as well as contribute cash or any other assets or rights that are deemed appropriate to those foundations in which the Company is a member of the board, up to the total amount, for both items, of TEN (10) MILLION Euros annually or the equivalent thereof in other currency for all such foundations and associations during the period of effectiveness of this authorization. For such purpose, the Board of Directors is expressly authorized to execute deeds of incorporation and to draw up and approve By-Laws for each of such associations and foundations, and may accept positions on behalf of the Company and, in general, make any decisions as are necessary or appropriate to develop and carry out this resolution.

This authorization is granted for a maximum period to end on the day of the holding of the Ordinary General Shareholders' Meeting in the year 2006. Such authorization may be expressly extended by subsequent resolutions adopted by the shareholders at the General Shareholders' Meeting. The maximum period of this authorization is without prejudice to possible successive fundings that, pursuant to applicable legislation, have been committed to during such period and are pending contribution by the Company upon the expiration thereof.

The shareholders shall be informed of the manner in which the authorization approved under this resolution has been used at the next General Shareholders' Meeting to be held thereafter.

The Board of Directors may in turn delegate to the Executive Committee whatsoever powers are granted to it by this authorization.

This authorization replaces and supersedes, to the extent of the unused amount, the prior authorization granted at the General Shareholders' Meeting held on April 3, 2004.

ITEM SEVEN ON THE AGENDA

Re-election of the Auditor of the Company and its Consolidated Group for Fiscal Year 2005.

RESOLUTION RELATING TO ITEM SEVEN

To re-elect the company "DELOITTE & TOUCHE ESPAÑA, S.L." as the Auditor of the Company and its consolidated Group, which Auditor shall perform the auditing for fiscal year 2005, the Board of Directors being granted the power, which it may delegate to the Executive Committee for such purpose, to execute the corresponding contract for the provision of services, subject to such terms and conditions as it deems appropriate, and also being empowered to make any pertinent amendments thereto pursuant to legislation applicable at any time.

This resolution is adopted at the proposal of the Board of Directors, after a favorable report from the Audit and Compliance Committee issued in accordance with the provisions of the Eighteenth Additional Provision of the Securities Market Law and Article 44.2.b) of the By-Laws.

It is noted for the record that "DELOITTE & TOUCHE ESPAÑA, S.L." has its registered address in Madrid, at calle Raimundo Fernández Villaverde nº 65, having Tax I.D. No. B-79104469. It is registered with the Commercial Registry of Madrid at Volume 13,650, Folio 197, Section 8, Page M-54414, Entry 101, and with the Official Registry of Auditors (*Registro Oficial de Auditores de Cuentas*) (ROAC) under number S0692.

ITEM EIGHT ON THE AGENDA

Ratification of the appointment of Director designated by interim appointment to fill a vacancy

RESOLUTION RELATING TO ITEM EIGHT

Pursuant to the provisions of Section 138 of the Consolidated Text of the Companies Law and Article 48.3 of the By-Laws, to ratify the appointment of Mr. Sebastián Battaner Arias as a Director designated by interim appointment by the Board of Directors at its May 26, 2004 meeting, which appointment was made by means of the resolution that literally states as follows and the contents of which the shareholders acting at the General Shareholders' Meeting ratify in full:

"For purposes of the provisions of Section 139 of the Regulations of the Commercial Registry, to declare that the only vacancy on the Board of Directors is the one occurring on April 28, 2004 due to the resignation of Mr. RAMÓN DE ROTAECHE Y VELASCO, who had been re-elected for a term of five years at the General Shareholders' Meeting held on June 16, 2001.

Pursuant to the provisions of Section 138 of the Consolidated Text of the Companies Law and Article 48.3 of the By-Laws, to appoint as a Member of the Board of Directors, on an interim basis, at the proposal of the Cajas de Ahorros (Savings Bank) shareholders of "Iberdrola, S.A." grouped together in the Federación de Cajas de Ahorros de Castilla León (Savings Bank Federation of Castilla León), and contingent upon the approval or ratification thereof by the shareholders at the next General Shareholders' Meeting to be held, the individual shareholder Mr. SEBASTIÁN BATTANER ARIAS, a Spanish citizen, of legal age, married, with an address for these purposes in Salamanca, at calle Arco nº 7 and with Tax I.D. No. , in order to fill the vacancy left on the Board by Mr. RAMÓN DE ROTAECHE Y VELASCO. The new Member of the Board shall be classified as external proprietary and shall hold the position until June 16, 2006, as such position was to be held by the prior Member Mr. RAMÓN DE ROTAECHE Y VELASCO, whom he replaces.

To instruct the Secretary of the Board of Directors, Mr. Federico San Sebastián Flechoso, to notify Mr. SEBASTIÁN BATTANER ARIAS of the appointment hereby approved, for purposes of the provisions of Section 142 of the Regulations of the Commercial Registry, and also to notify him, pursuant to

the provisions of Article 49 of the By-Laws, of the obligation to evidence the deposit of ten thousand (10,000) shares of the Company as a bond for any liability he might incur in the performance of his duties and to make available to him a copy of the By-Laws and the Regulations in effect in the Company."

It is noted for the record that Mr. Sebastián Battaner Arias expressly accepted his appointment as Director of Iberdrola, S.A by means of a letter dated June 1, 2004.

As a result of the foregoing, after ratification of the appointment of the above-mentioned Director by the shareholders acting at the General Shareholders' Meeting, the composition of the Board is as follows:

Board of Directors

Chairman

Mr. IÑIGO DE ORIOL E YBARRA, a Spanish citizen, of legal age, married, with an address for these purposes in Bilbao, at calle Cardenal Gardoqui nº 8, and having Tax I.D. No. .

Vice Chairman & Chief Executive Officer

Mr. JOSÉ IGNACIO SÁNCHEZ GALÁN, a Spanish citizen, of legal age, married, with an address for these purposes in Madrid, at calle Tomás Redondo nº 1, and having Tax I.D. No. .

Vice Chairmen:

Mr. JOSÉ ANTONIO GARRIDO MARTÍNEZ, a Spanish citizen, of legal age, married, with an address for these purposes in Bilbao, at calle Cardenal Gardoqui nº 8, and having Tax I.D. No. .

Mr. FRANCISCO JAVIER HERRERO SORRIQUETA, a Spanish citizen, of legal age, married, with an address for these purposes in Madrid, at calle Tomás Redondo nº 1, and having Tax I.D. No. .

Members:

Mr. VÍCTOR DE URRUTIA VALLEJO, a Spanish citizen, of legal age, married, with an address for these purposes in Bilbao, at calle Cardenal Gardoqui nº 8, and having Tax I.D. No.   .

Mr. JAVIER ARESTI Y VICTORIA DE LECEA, a Spanish citizen, of legal age, married, with an address for these purposes in Madrid, at calle Tomás Redondo nº 1, and having Tax I.D. No.   .

Mr. JOSÉ ORBEGOZO ARROYO, a Spanish citizen, of legal age, married, with an address for these purposes in Bilbao, at calle Cardenal Gardoqui nº 8, and having Tax I.D. No.   .

Mr. CÉSAR DE LA MORA Y ARMADA, a Spanish citizen, of legal age, married, with an address for these purposes in Madrid, at calle Tomás Redondo nº 1, and having Tax I.D. No.   .

Mr. JOSÉ LUIS ANTOÑANZAS PÉREZ-EGEA, a Spanish citizen, of legal age, married, with an address for these purposes in Madrid, at calle Tomás Redondo nº 1, and having Tax I.D. No.   .

Mr. IGNACIO DE PINEDO CABEZUDO, a Spanish citizen, of legal age, married, with an address for these purposes in Madrid, at calle Tomás Redondo nº 1, and having Tax I.D. No.   .

Mr. LUCAS MARÍA DE ORIOL LÓPEZ-MONTENEGRO, a Spanish citizen, of legal age, married, with an address for these purposes in Madrid, at calle Tomás Redondo nº 1, and having Tax I.D. No.   .

Mr. ANTONIO GARAY MORENÉS, a Spanish citizen, of legal age, married, with an address for these purposes in Madrid, at calle Tomás Redondo nº 1, and having Tax I.D. No.   .

Mr. RICARDO ALVAREZ ISASI, a Spanish citizen, of legal age, married, with an address for these purposes in Bilbao, at calle Cardenal Gardoqui nº 8, and having Tax I.D. No.   .

Mr. ANTONIO MARÍA DE ORIOL Y DÍAZ-BUSTAMANTE, a Spanish citizen, of legal age, married, with an address for these purposes in Madrid, at calle Tomás Redondo nº 1, and having Tax I.D. No. .

Mr. MARIANO YBARRA Y ZUBIRIA, a Spanish citizen, of legal age, married, with an address for these purposes in Bilbao, at calle Cardenal Gardoqui nº 8, and having Tax I.D. No. .

Mr. JOSÉ IGNACIO BERROETA ECHEVARRIA, a Spanish citizen, of legal age, married, with an address for these purposes in Bilbao, at calle Cardenal Gardoqui nº 8, and having Tax I.D. No. .

Mr. JUAN LUIS ARREGUI CIÁRSOLO, a Spanish citizen, of legal age, divorced, with an address for these purposes in Bilbao, at calle Cardenal Gardoqui nº 8, and having Tax I.D. No. .

Mr. JOSÉ SANTIAGO MAYNER OYARBIDE, a Spanish citizen, of legal age, married, with an address for these purposes in Bilbao, at calle Cardenal Gardoqui nº 8, and having Tax I.D. No. .

Mr. JOSÉ ANTONIO FERNÁNDEZ RIVERO, a Spanish citizen, of legal age, married, with an address for these purposes in Madrid, at Paseo de la Castellana, 81, planta 27, and having Tax I.D. No. .

Mr. JULIO DE MIGUEL AYNAT, a Spanish citizen, of legal age, married, with an address for these purposes in Madrid, at calle Tomás Redondo nº 1, and having Tax I.D. No. .

Mr. SEBASTIÁN BATTANER ARIAS, a Spanish citizen, of legal age, married, with an address for these purposes in Salamanca, at calle Arco nº 7, and having Tax I.D. No. .

ITEM NINE ON THE AGENDA

Partial re-election of Directors.

RESOLUTIONS RELATING TO ITEM NINE

The shareholders acting at the General Shareholders' Meeting, at the proposal of the Board of Directors and after a favorable report from the Nominating and Compensation Committee, pursuant to the provisions of Article 45 of the By-Laws and Article 15 of the Regulations of such Committee, hereby adopt the following resolutions:

a) To re-elect, for the maximum legal and by-law period of five years, as provided in Section 126 of the Companies Law and Article 48.1 of the By-Laws, the Vice Chairman & CEO Mr. JOSÉ IGNACIO SÁNCHEZ GALÁN, of legal age, married, a Spanish citizen, with an address for these purposes in Madrid, at calle Tomás Redondo nº 1, and having Tax I.D. No. .

b) To re-elect, for the maximum legal and by-law period of five years, as provided in Section 126 of the Companies Law and Article 48.1 of the By-Laws, the Director Mr. VÍCTOR DE URRUTIA VALLEJO, of legal age, married, a Spanish citizen, with an address for these purposes in Bilbao, at calle Cardenal Gardoqui nº 8, and having Tax I.D. No. .

c) To re-elect, for the maximum legal and by-law period of five years, as provided in Section 126 of the Companies Law and Article 48.1 of the By-Laws, the Director Mr. RICARDO ÁLVAREZ ISASI, of legal age, married, a Spanish citizen, with an address for these purposes in Bilbao, at calle Cardenal Gardoqui nº 8, and having Tax I.D. No. .

d) To re-elect, for the maximum legal and by-law period of five years, as provided in Section 126 of the Companies Law and Article 48.1 of the By-Laws, the Director Mr. JOSÉ IGNACIO BERROETA ECHEVARRÍA, of legal age, married, a Spanish citizen, with an address for these purposes in Bilbao, at calle Cardenal Gardoqui nº 8, and having Tax I.D. No. .

e) To re-elect, for the maximum legal and by-law period of five years, as provided in Section 126 of the Companies Law and Article 48.1 of the By-Laws, the Director Mr. JUAN LUIS ARREGUI CIÁRSOLO, of legal age, married, a Spanish citizen, with an address for these purposes in Bilbao, at calle Cardenal Gardoqui n° 8, and having Tax I.D. No. .

f) To re-elect, for the maximum legal and by-law period of five years, as provided in Section 126 of the Companies Law and Article 48.1 of the By-Laws, the Director Mr. JULIO DE MIGUEL AYNAT, of legal age, married, a Spanish citizen, with an address for these purposes in Madrid, at calle Tomás Redondo n° 1, and having Tax I.D. No. .

g) To re-elect, for the maximum legal and by-law period of five years, as provided in Section 126 of the Companies Law and Article 48.1 of the By-Laws, the Director Mr. SEBASTIÁN BATTANER ARIAS, of legal age, married, a Spanish citizen, with an address for these purposes in Salamanca, at calle Arco n° 7, and having Tax I.D. No. .

The re-elected Directors being present at the meeting, they all expressly accept their appointment, and state that they are not under any situation of legal incompatability to perform their duties, pursuant to applicable regulations.

It is expressly noted for the record, pursuant to Section 146 of the Regulations of the Commercial Registry and Article 38.3 of the Company's By-Laws, that upon being re-elected as Directors, they will continue to hold the positions that they previously held within the Board of Directors.

ITEM TEN ON THE AGENDA

Authorization to the Board of Directors of the Company, to the fullest possible extent, for the full development and execution of the foregoing resolutions, expressly including the power to interpret, remedy and complete such resolutions and have them evidenced in the form of public instruments, as well as the right to delegate the powers granted by the shareholders at the General Shareholders' Meeting.

RESOLUTION RELATING TO ITEM TEN

To empower the Board of Directors, which may delegate the powers hereby granted to any of the Executive Committee, the Chairman Mr. Iñigo de Oriol e Ybarra, the Vice Chairman & Chief Executive Officer Mr. José Ignacio Sánchez Galán, or the Secretary Mr. Federico San Sebastián Flechoso, to the fullest extent that may be required under applicable law, to supplement, carry out and develop, by making technical modifications, if appropriate, all of the foregoing resolutions, as well as to remedy any errors or omissions therein, and to interpret such resolutions, with Mr. Iñigo de Oriol e Ybarra, Mr. José Ignacio Sánchez Galán and Mr. Federico San Sebastián Flechoso severally being granted the power to execute the appropriate notarized instruments containing the approved resolutions, with the broadest possible powers to perform whatsoever acts may be necessary and to execute such documents as may be required to register the foregoing resolutions with the Commercial Registry, and in particular to:

a) To correct, clarify or complete the resolutions adopted at this General Shareholders' Meeting or which are adopted in any notarized instruments and documents executed in order to carry out such resolutions and, in particular, any omissions, defects or errors in form or in substance which may hinder registration of these resolutions and the consequences therefrom with the Commercial Registry, the Property Registry, the Industrial Property Registry or any others.

b) To perform any and all legal acts or transactions that are necessary or appropriate to carry out the resolutions adopted at this General Shareholders' Meeting, executing such public or private instruments as may be deemed required or appropriate for the full effectiveness of these resolutions.

c) To delegate to one or more of its members, whether jointly or severally, all or any of the powers that it deems appropriate among those belonging to the Board of Directors, and any or all of the powers expressly granted by the shareholders at this General Shareholders' Meeting.

d) To finally determine all other circumstances that may be required, adopting and carrying out such resolutions as may be necessary, publishing such notices and giving such guarantees as may be pertinent for the purposes set forth in the Law, as well as executing any required documents and complying with any appropriate formalities, and fulfilling any requirements under the Law for the full performance of the resolutions approved at the General Shareholders' Meeting.

REPORT SUBMITTED BY THE BOARD OF DIRECTORS OF IBERDROLA, S.A. ON FEBRUARY 23, 2005 IN CONNECTION WITH THE PROPOSED RESOLUTION TO DELEGATE TO THE BOARD OF DIRECTORS THE POWER TO ISSUE BONDS OR SIMPLE DEBENTURES, NOTES AND OTHER FIXED-INCOME SECURITIES, AS WELL AS PREFERRED STOCK, AS SET FORTH IN ITEM THREE ON THE AGENDA FOR THE GENERAL SHAREHOLDERS' MEETING OF IBERDROLA, S.A. TO BE HELD IN BILBAO, AT 11:30 AM ON MARCH 17, UPON FIRST CALL, AND ON MARCH 18, AT THE SAME PLACE AND TIME, UPON SECOND CALL.

1. Purpose of this report.-

This report has been drawn up to support the proposal – which will be submitted for approval by the shareholders at the General Shareholders' Meeting – relating to the delegation of powers to the Board of Directors of Iberdrola, S.A. (hereinafter, the "Company"), including the express power of delegation by the Board of Directors to the Executive Committee, to issue simple bonds or debentures, notes and other fixed-income securities of a like nature, as well as preferred stock, and the authorization granted for the same period so that the Company may guarantee all kinds of obligations that may be incurred by its subsidiaries as a result of the issuances of securities effected by them.

2. Rationale for the proposal.-

The Board of Directors regards it as highly desirable to have the delegated powers allowed by current legislation in order to be at all times in a position to raise, on the primary securities markets, the funds that are necessary for appropriate management of the corporate interests. The purpose of this delegation is to provide the management decision-making body of the Company with the maneuverability and responsiveness required by the competitive environment in which it operates, in which the success of a strategic initiative or a financial transaction frequently depends on the possibility of dealing with it quickly, without incurring the delays and costs that inevitably ensue from the call to and holding of a General Shareholders' Meeting.

To this end, as permitted by the provisions of Section 319 of the Regulations of the Commercial Registry and pursuant to Articles Thirteen

(first paragraph), Fifteen (second paragraph) and Seventeen (first paragraph, letter e) of the By-Laws – which authorize the shareholders acting at the General Shareholders' Meeting to delegate to the Board of Directors the power to issue the negotiable securities contemplated in the proposal –, the proposed resolution set forth under Item Three on the Agenda is submitted for consideration by the shareholders at the General Shareholders' Meeting.

The proposal contemplates the authorization to the Board of Directors to issue bonds or simple debentures, notes and other fixed-income securities of a like nature, as well as preferred stock. The maximum limit on the bonds, debentures and preferred stock that may be issued under this delegation comes to the sum of €5.0 billion. Such limit shall not apply to the issuance of notes. An independent limit is established for these latter instruments, in the amount of €3.0 billion, which sum does not refer to the amount of the issuance but to the outstanding balance of the outstanding securities.

As is known, Law 62/2003 on Tax, Administration, Labor and Social Security Measures, of December 30, provides that the limit on the issuance of debentures established in Section 282 of the consolidated text of the Companies Law does not apply to listed corporations. In addition, the Company has been carrying out, on an annual basis, both direct and indirect issuances through its controlled companies, which the Company has disclosed in its financial statements and in the report prepared by the Board of Directors on the borrowing policy of the Company and its Group. Therefore, the Board of Directors considers it appropriate that the limit of the authorization requested from the shareholders at the General Shareholders' Meeting be broad enough to permit the required fundraising in the capital market and the development of the borrowing policy of the Company and its Group.

Also, in certain cases it may be advisable, for tax, legal or other reasons, to carry out the issuances of securities under this proposal by means of issuances effected by a subsidiary, supported by the guarantee of the parent company, which circumstance is also contemplated in the By-Laws of IBERDROLA, S.A. In consequence, as permitted by Article Fifteen (paragraph four) of the By-Laws, it is considered desirable that the Board of Directors be authorized to guarantee, on behalf of the Company, and within the limits set forth above, new issuances of securities by subsidiaries during the effective period of this resolution, in order that the Board of Directors may be granted the utmost degree of flexibility in

structuring the issuances of securities in such manner as may be most appropriate in the circumstances.

Finally, it is contemplated that the securities to be issued by virtue of this delegation be admitted to trading on any secondary market, be it organized or not, official or unofficial, domestic or foreign.

The full text of the proposed resolution to delegate the power to issue bonds or simple debentures and other fixed-income securities reads as follows:

"ITEM THREE ON THE AGENDA

Delegation to the Board of Directors, for a term of five years, of the power to issue a) bonds or simple debentures and other fixed-income securities of a like nature (other than notes), as well as preferred stock, up to a maximum amount of €5.0 billion, and b) notes up to a maximum amount, independently of the foregoing, of €3.0 billion; and authorization to the Company to guarantee, within the limits set forth above, new issuances of securities by controlled companies, for which purpose the delegation approved at the General Shareholders' Meeting held on April 3, 2004 is hereby deprived of effect to the extent of the unused amount.

RESOLUTION IN CONNECTION WITH ITEM THREE

To delegate to the Board of Directors, as permitted by Section 319 of the Regulations of the Commercial Registry and the general provisions governing the issuance of securities, and pursuant to Articles 15.2 and 17.1.e) of the Company's By-Laws, the power to issue negotiable securities in accordance with the following conditions:

1. Securities to be issued.- The negotiable securities contemplated in this delegation may be bonds or simple debentures, notes, and other fixed-income securities of a like nature, as well as preferred stock.

2. Period of delegation.- The issuance of the securities covered by this

delegation may be effected on one or more occasions within a maximum period of five (5) years following the date of adoption of this resolution.

3. Maximum amount under this delegation.-

   a) The aggregate maximum amount of the issuance or issuances of bonds or simple obligations and other fixed-income securities of a like nature (other than notes), as well as preferred stock, resolved to be issued under this delegation shall be €5.0 billion.

   b) For its part, the outstanding balance of the notes issued under this delegation shall at no time exceed the sum of €3.0 billion. This limit is independent of the limit established in sub-section a) above.

4. Scope of the delegation.- The delegation of powers to issue the securities contemplated in this resolution shall extend, as broadly as is required by Law, to the establishment of the different terms and conditions applicable to each issuance (nominal value, type of issuance, reimbursement price, domestic or foreign currency of the issuance, form of representation, interest rate, amortization, subordination clauses, guarantees supporting the issuance, place of issuance, establishment of the internal regulations of the bondholders' syndicate and appointment of the auditor, in the case of the issuance of simple bonds and debentures – if required –, admission to listing, etc.) and to the conduct of any and all formalities that may be necessary, including those provided for in the applicable securities market regulations, for the execution of the specific issuances that may be resolved to be effected under this delegation.

5. Guarantee in support of issuances of securities by controlled companies.- As permitted by Article 15.4 of the By-Laws, the Board of Directors is also authorized to guarantee, on behalf of the Company, and within the limits set forth above, new issuances of securities during the effective period of this resolution by companies that are members of its group of companies.

6. Listing of fixed-income securities.- The Company shall apply, when appropriate, for the admission to trading on secondary markets, be

they official or unofficial, organized or not, domestic or foreign, of the debentures, bonds, notes, preferred stock and other securities that are issued by the Company under this delegation, the Board of Directors being hereby authorized to carry out such formalities as may be necessary for the admission to listing before the competent authorities of the various domestic or foreign securities markets.

7. Power of delegation to the Executive Committee.- The Board of Directors is hereby authorized to delegate to either of the Executive Committee or the Chief Executive Officer (under the provisions of Section 141, number 1, second paragraph, of the Companies Law) the delegated powers contemplated in this resolution.

This delegation replaces and supersedes, to the extent of the unused amount, the prior delegation approved by the shareholders at the General Shareholders' Meeting held on April 3, 2004."

In Bilbao, February 23, 2005

REPORT SUBMITTED BY THE BOARD OF DIRECTORS OF IBERDROLA, S.A. ON FEBRUARY 23, 2005 FOR THE PURPOSES OF SECTION 164 OF THE COMPANIES LAW WITH REGARD TO THE PROPOSED RESOLUTION REGARDING A REDUCTION IN SHARE CAPITAL AS SET FORTH UNDER ITEM FOUR ON THE AGENDA FOR THE ORDINARY GENERAL SHAREHOLDERS' MEETING TO BE HELD IN BILBAO, AT 11:30 AM ON MARCH 17, 2005, UPON FIRST CALL, AND ON MARCH 18, 2005, AT THE SAME PLACE AND TIME, UPON SECOND CALL.

1. Purpose of this report

As provided in Section 164 of the Companies Law, a reduction in Share Capital must be approved by the shareholders at the General Shareholders' Meeting in compliance with the requirements established with respect to the amendment of the By-Laws. In addition, Section 144 of such Law provides, among other requirements for the valid adoption of a resolution amending the By-Laws, that the Directors must prepare a written report setting forth the rationale for the proposed amendment.

The report must be made available to the shareholders in such manner as provided in the above-mentioned Section, together with the full text of the proposed amendment.

This report has been drawn up with the aim of complying with the above-mentioned legal requirement.

2. Rationale for the proposal

a. Sections 75 et seq. of the Companies Law currently in effect (consolidated text approved by Royal Legislative Decree 1564/1989, of 22 December, and amended by the Second Additional Provision of Law 2/1995, of March 23, on Limited Liability Companies) govern the derivative acquisition of the

controlling company's own stock or of shares issued by the controlling company.

Pursuant to the above-mentioned provisions, the acquisition must be authorized by the shareholders at the General Shareholders' Meeting by means of a resolution that shall have such content as is set forth in paragraph 1 of Section 75, and the authorization may under no circumstances be granted for a period greater than eighteen months.

In addition, the above-cited provision states that the nominal value of the shares acquired, added to that of those already owned by the acquiring company and its subsidiaries, may not exceed ten percent of the Share Capital or, as is the case with IBERDROLA, S.A., whose shares are admitted to trading on an official secondary market, five percent of the Share Capital, as set out in Additional Provision One, paragraph 2, of the aforementioned Companies Law.

As a result of this system, every year since the entry into effect of the above-mentioned Law, the shareholders acting at the General Shareholders' Meeting have granted the authorization for the acquisition of the Company's own shares referred to above. The Agenda for the General Shareholders' Meeting now being called also includes the proposal for the adoption of the aforementioned resolution.

b. Pursuant to the above-mentioned Law, once the derivative acquisition of the Company's own shares has been effected, it may be advisable, in furtherance of the corporate interest, to redeem such shares rather than use other alternatives contemplated in the Law, which may not be advisable under certain market conditions.

Such redemption of shares carries with it a reduction in Share Capital. As provided by Section 164 of the Companies Law, the resolution to reduce the Share Capital must be adopted by the shareholders at the General Shareholders' Meeting, and therefore,

in addition to the authorization for the acquisition of the Company's own shares, the authorization to reduce the Share Capital and to amend the relevant Article of the By-Laws as a result thereof, is proposed to the shareholders at the General Shareholders' Meeting under the same Item on the Agenda. This resolution must be carried out on one or more occasions, taking into account the desirability and timeliness of the decision in light of changing circumstances resulting from general economic reasons which impact the securities market and the financial situation of the Company itself. For this reason, since not all the aspects to be taken into account for effecting a reduction in Share Capital can be determined at present, a number of powers are delegated to the Board of Directors for this purpose pursuant to Articles 12, 17 and 34 of the By-Laws.

The full text of the proposed resolution regarding the derivative acquisition of the Company's own shares, the reduction in Share Capital, and the amendment of Article 5 of the By-Laws as a result reads as follows:

ITEM FOUR ON THE AGENDA

Authorization to the Board of Directors for the derivative acquisition of the Company's own shares by the Company itself and/or by its controlled Companies pursuant to the provisions of the Law, for which purpose the authorization granted at the General Shareholders' Meeting held on April 3, 2004 is hereby deprived of effect to the extent of the unused amount. Reduction in share capital and amendment of Article 5 of the By-Laws as a result.

RESOLUTION RELATING TO ITEM FOUR

To expressly authorize the Board of Directors, which will in turn be entitled to delegate this authority to the Executive Committee, pursuant to Section 75 of the current Consolidated Text of the Companies Law, to carry out the derivative acquisition of shares in IBERDROLA, S.A. subject to the following conditions:

a) The acquisitions may be made directly by IBERDROLA, S.A. or indirectly through its controlled companies.
b) The acquisitions shall be made by means of purchase and sale transactions, swap arrangements or any other transaction whatsoever permitted by Law.
c) The acquisitions may be made, at any time, up to the maximum sum permitted by Law.
d) The acquisitions may not be made at a higher price than that quoted on the Stock Exchange.
e) This authorization is granted for a period not exceeding 18 months.

In addition, for the purposes provided for in the second paragraph of Section 75.1 of the Companies Law, expressly authorize the acquisition of shares in the Company by any of its controlled companies subject to the same terms of this resolution.

It is expressly put on record that the shares acquired under this authorization may be sold, redeemed or applied to the compensation systems contemplated in the third paragraph of Section 75.1 of the Companies Law.

This authorization replaces and supersedes, to the extent of the unused amount, the authorization granted at the General Shareholders' Meeting held on April 3, 2004.

To reduce the share capital in order to redeem any of IBERDROLA's own shares that IBERDROLA may hold on its balance sheet or that of its controlled companies, against profits or unappropriated reserves, by such amount as may be deemed necessary or appropriate from time to time, provided, however, that the amount of the capital reductions made under this authorization shall not exceed, during the period of effectiveness of this authorization, the maximum amount authorized for the derivative acquisition of shares of IBERDROLA, S.A.

To delegate to the Board of Directors the power to carry out the above-mentioned resolution regarding capital reduction, which the Board may effect on one or more occasions and within a period not exceeding eighteen months from the date of the holding of this General Shareholders' Meeting, by doing

any act or thing that may be required by Law and, in particular, so that the Board may, within the aforesaid period and subject to the aforesaid limits:

1°. Decide, on the basis of professional criteria, on the date and/or dates of the specific reduction and/or reductions of capital, taking into account prevailing market conditions, market price, economic and financial position of the Company, its cash balances, reserves and any other aspect whatsoever that may affect the decision.

2°. Decide on the date or dates of the redemption and/or redemptions of shares.

3°. Set the capital reduction at the value of the shares redeemed in each case.

4°. Decide on the allocation of the amount of the reduction in each case, either to a restricted reserve or to unappropriated reserves, respecting in the latter case the rules and guarantees established in respect thereof.

5°. Amend, in each case, Article 5 of the By-Laws, indicating the value of the share capital.

6°. Apply for the delisting of the securities redeemed in accordance with the applicable rules and regulations.

7°. Draw up and publish, where necessary, the announcements contemplated in Section 165 of the Companies Law.

8°. Should any creditors having a right to opposition exercise such right, comply, if applicable, with the requirements established in Section 166.3 of the Companies Law.

9°. In general, adopt whatever resolutions and do whatever acts may be required to reduce the capital and redeem the shares, with the express power to amend or supplement the foregoing resolutions in light of the oral or written qualification that may be made by the Commercial Registrar, execute the corresponding notarized

instrument(s), and appoint the person(s) to be in charge of the formalization thereof.

This resolution replaces and supersedes, to the extent of the unused amount, the resolution adopted at the General Shareholders' Meeting held on April 3, 2004.

In Bilbao, February 23, 2005

REPORT ON THE BORROWING POLICY OF IBERDROLA, S.A. AND ITS GROUP OF COMPANIES, ISSUED BY THE BOARD OF DIRECTORS OF IBERDROLA, S.A. ON FEBRUARY 23, 2005 FOR SUBMISSION THEREOF AT THE GENERAL SHAREHOLDERS' MEETING TO BE HELD IN BILBAO AT 11:30 AM ON MARCH 17, 2005, UPON FIRST CALL, AND ON MARCH 18, AT THE SAME PLACE AND TIME, UPON SECOND CALL.

This report was drawn up by the Board of Directors in order to help increase transparency in the information supplied to shareholders and markets, in compliance with the commitment to transparency that constitutes one of the mainstays of the good practices of Corporate Governance at IBERDROLA.

Over the next 12 months, the Iberdrola Group will obtain funds primarily from the capital market, as long as the conditions in such market continue to be similar to those at present. Thus, a direct appeal to investors will be carried out using various types of bonds, debentures and promissory notes. Bank financing will supplement the foregoing financing method.

The most significant medium- and short-term fundraising for the Iberdrola Group will now be carried out through the Spanish subsidiary Iberdrola Finanzas, S.A.U., primarily in the Euromarket, by means of the issuance of notes under its Euro Medium-Term Notes Program ("EMTN"), supported by the unconditional and irrevocable guarantee of Iberdrola, S.A. For its part, the Dutch subsidiary Iberdrola International B.V. will make private placements in international markets.

The medium- and long-term funds which are expected to be raised through Iberdrola Finanzas, S.A.U. and Iberdrola International B.V. will be transferred by means of an inter-company loan or deposited by such subsidiaries at their parent companies.

Short-term fundraising in the capital markets is planned to be carried out both internationally – by means of the issuance of promissory notes by Iberdrola International B.V. under its Commercial Paper Program ("ECP"), supported by the unconditional and irrevocable guarantee of Iberdrola, S.A. – and through the latter company in the domestic market, by means of its Annual Corporate Notes Issuance Program.

With regard to bank financing, this will not only be used by Iberdrola, S.A., but also by other companies within its Group, when circumstances determine that a financial or strategic advantage may be obtained by it.

Bilbao, February 23, 2005

Resolution of the Board of Directors Adopted at the Meeting Held on February 23, 2005 in Order to Elaborate on the Provisions Governing the Right to Receive Information Prior to the Meeting and Proxy-granting and Distance Voting

The Board of Directors, in the exercise of the powers conferred upon it by Articles 23 and 28 of the By-Laws and Articles 9, 11 and 32 of the Regulations for the General Shareholders' Meeting, has unanimously resolved to elaborate on the provisions governing the right to receive information prior to the General Meeting, proxy-granting and distance voting, pursuant to the rules, means and procedures set forth below:

Section One
Proxy Representation Granted by Postal Correspondence

Article 1.- Without prejudice to the right of combination contemplated in Article 22 of the By-Laws and in Article 10 of the Regulations for the General Shareholders' Meeting, shareholders who have the right to attend the Meeting may grant a proxy to another shareholder by means of postal correspondence addressed to the Company, at Post Office Box [*Apartado de Correos*] number 1.113, 48080 Bilbao.

In any event, the proxy must be given to a shareholder or to a member of the Board of Directors in his or her capacity as shareholder.

Article 2.- The grant of the proxy must be completed and signed by the shareholder, who shall sign the corresponding attendance and proxy-granting card for such purpose.

Article 3.- Shareholders who grant a proxy by postal correspondence must notify the shareholder appointed as representative of the representative capacity that the representative is vested with.

Article 4.- The shareholder appointed to act as representative shall be required to accept the proxy, for which purpose such shareholder shall also sign the attendance and proxy-granting card, and a copy thereof shall be kept for submission and delivery at the shareholders' admittance desks at the place and on the date set forth for the holding of the General Shareholders' Meeting and starting one hour before the time set for the beginning of the meeting.

Article 5.- The shareholder may expressly authorize the representative to appoint a third shareholder to act as representative in the event that the appointed representative becomes subject to a conflict of interest when voting on any of the items submitted to the shareholders at the General Shareholders' Meeting.

Article 6.- Proxy representation to attend the General Shareholders' Meeting may be granted by using the following formula, if applicable: "*I hereby grant my proxy*

*for this General Shareholders' Meeting to shareholder …………………………
……………………………………or, absent express appointment, to the Chairman of the Board of Directors of the Company, who shall vote in favor of the proposals included in the Agenda and such others as may validly be submitted, in the same manner as proposed by the Board of Directors, unless voting instructions are indicated in the table below.- In the event that the representative is subject to a conflict of interest when voting on any of the items to be submitted to the shareholders at the General Shareholders' Meeting, I hereby authorize such representative to appoint a third shareholder to act as representative.*"

Article 7.- Shareholders to whom proxy representation is granted by postal communication shall exercise the proxy by personally attending the General Shareholders' Meeting.

Article 8.- In order to be valid, a proxy granted by postal communication must be received before midnight on the day immediately prior to the date provided for the holding upon first call of the General Shareholders' Meeting. After the aforementioned deadline, only proxies granted in writing by means of attendance cards or validation certificates submitted at the shareholders' admittance desks, at the place and on the date set forth for the holding of the General Shareholders' Meeting and starting one hour before the time set for the beginning of the meeting, shall be allowed.

Section Two
Proxy Representation Granted by Electronic Communication or by Electronic Correspondence

Article 9.- All shareholders who have the right to attend the meeting may grant proxy representation to another shareholder by means of electronic correspondence issued with their recognized electronic signature – based upon an electronic certificate recognized and issued by the Royal Spanish Mint ["*Fábrica Nacional de Moneda y Timbre*"] and in respect of which no revocation has been recorded – by means of a communication addressed to the Company through its website (www.iberdrola.com), in which there shall be set forth the identity of both the shareholder holding the proxy and the shareholder granting the proxy, the number of shares held by the latter, the securities account in which the shares are deposited, and such other details as are specified on the above-mentioned website, as well as the voting instructions that the shareholder may wish to give to the representative, if applicable.

Article 10.- Shareholders who grant a proxy by electronic correspondence must notify the appointed representative of the representative capacity that they are vested with.

In any event, a proxy must be granted to a shareholder or to a member of the Board of Directors in his or her capacity as shareholder.

Article 11.- The shareholder may expressly authorize the representative to appoint a third shareholder to act as representative in the event that the appointed representative

becomes subject to a conflict of interest when voting on any of the items submitted to the shareholders at the General Shareholders' Meeting.

Article 12.- In the case of proxies granted by electronic correspondence to shareholders other than the members of the Board of Directors of the Company, the representative shall be required to accept the proxy, for which purpose the representative must the attendance card or the printout of the electronic document that the shareholder executes through the Company's website, and a copy of the signed document shall be kept for submission and delivery thereof at the shareholders' admittance desks at the place and on the date set forth for the holding of the General Shareholders' Meeting.

Article 13.- Shareholders to whom proxy representation is granted by electronic communication shall exercise such representation by personally attending the General Shareholders' Meeting.

Article 14.- In order to be valid, a proxy granted by electronic communication must be received by the Company before midnight on the day immediately prior to the date provided for the holding upon first call of the General Shareholders' Meeting. Otherwise, the proxy granted by electronic communication shall be deemed not to have been granted.

After the aforementioned deadline, only proxies granted in writing by means of attendance cards or validation certificates submitted at the shareholders' admittance desks, at the place and on the date set forth for the holding of the General Shareholders' Meeting, shall be allowed.

Article 15.- Proxy representation by electronic correspondence may be granted only once.

Section Three
Proxy Representation Granted to Members of the Board of Directors

Article 16.- When a proxy is granted to a member of the Board of Directors of the Company in his or her capacity as shareholder by means of postal or electronic correspondence, notification of the proxy-granting to the representative shall be deemed effected upon receipt by the Company of the postal or electronic correspondence setting forth the grant of the proxy.

All members of the Board of Directors have stated their personal decision to assume and carry out all such proxies as may individually be granted to them in their capacity as shareholders, and the Board of Directors has unanimously resolved to record in the Minutes such unanimous personal decision of the shareholders who make up the full body of the Board of Directors of the Company. Therefore, there will be no need for the members of the Board to individually record their acceptance, with their signature, on the attendance and proxy-granting cards setting forth the delegation of powers to them.

Section Four
Votes Cast by Mail or Postal Communication

Article 17.- Shareholders who have the right to attend and vote at the meeting may cast their vote by mail, by means of postal correspondence addressed to the Company, at Post Office Box [*Apartado de Correos*] number 1.113, 48080 Bilbao.

Article 18.- In order to cast their mail vote, shareholders must execute and sign the attendance card issued in their favor by the entity or entities in charge of the book-entry registry, in which shareholders shall set forth their vote (in favor or against), their abstention, or a blank vote, by putting a cross in the corresponding box.

Article 19.- In order to be valid, votes cast by postal communication must be received before midnight on the day immediately prior to the date provided for the holding upon first call of the General Shareholders' Meeting. Otherwise, the vote shall be deemed not to have been cast.

After the aforementioned deadline, only such votes as are cast in person at the General Shareholders' Meeting by the shareholders who are present or validly represented shall be admitted.

Article 20.- Shareholders who cast their vote by mail shall be deemed to be present for purposes of the establishment of a quorum at the General Shareholders' Meeting.

Article 21.- Votes cast by postal communication shall be deprived of effect in the event of subsequent express revocation thereof, effected by the shareholder by the same means used to cast the vote and before the deadline specified above for such purpose.

Section Five
Votes Cast by Electronic Communication or by Electronic Correspondence

Article 22.- Shareholders who have the right to attend and vote at the meeting may cast their vote by means of electronic correspondence – upon the same terms as provided for in Article 9 above with respect to proxy-granting – issued with their recognized electronic signature by means of a communication addressed to the Company through its website (www.iberdrola.com), in which, in addition to their identity, shareholders shall set forth the number of shares held by them, the securities account in which the shares are deposited, and such other details as are specified in the above-mentioned website.

Article 23.- In order to be valid, votes cast by electronic communication must be received by the Company before midnight on the day immediately prior to the date provided for the holding upon first call of the General Shareholders' Meeting. Otherwise, the vote shall be deemed not to have been cast.

After the aforementioned deadline, only such votes as are cast in person at the General Shareholders' Meeting by the shareholder itself or by such other shareholder as validly represents it shall be admitted.

Article 24.- Before the deadline mentioned in the preceding numeral, shareholders may, by logging onto the website and using their recognized electronic signature, amend, view or cancel the electronic vote previously cast, by following the instructions that will be specified in the website for such purpose.

Article 25.- Shareholders who cast their votes by electronic communication shall be deemed to be present for purposes of the establishment of a quorum at the General Shareholders' Meeting.

Article 26.- Votes cast by electronic communication shall be deprived of effect in the event of subsequent express revocation thereof, effected by the shareholder by the same means used to cast the vote and before the deadline specified above for such purpose.

Section Six
Provisions Common to Proxy-granting and Distance Voting

Article 27.- The Board of Directors, in the exercise of the power conferred upon it by Articles 23 and 28 of the By-Laws and Articles 9, 11 and 32 of the Regulations for the General Shareholders' Meeting, has resolved that the electronic document to be executed by shareholders through the Company's website and authorized with their recognized electronic signature shall be deemed, for purposes of compliance with the provisions of Articles 11.2.b) and 32.1 of the Regulations for the General Shareholders' Meeting regarding proxy-granting and the casting of votes by electronic communication, as an unalterable electronic copy of the attendance and proxy-granting card.

Article 28.- The validity of the proxy granted and of the vote issued by electronic communication is subject to verification of the shareholder's status as holder of 100 or more shares per the card file provided by *Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.* (IBERCLEAR). In the event of a discrepancy between the number of shares disclosed by the shareholder granting a proxy or casting a vote by electronic communication and the number of shares recorded in the book-entry registries and communicated by IBERCLEAR, the number of shares reported by such entity shall be deemed valid for purposes of the establishment of a quorum and the vote.

Article 29.- Shareholders who grant a proxy by mail or by means of electronic communication and fail to mark any or all of the boxes intended to give voting instructions regarding the items on the Agenda shall be deemed to have voted in favor of the respective proposals made by the Board of Directors.

Likewise, shareholders who cast their vote by mail or by means of electronic communication and fail to mark any or all of the boxes intended to indicate the vote regarding the items on the Agenda shall be deemed to have voted in favor of the respective proposals made by the Board of Directors.

Article 30.- Proxy representation granted by postal or electronic correspondence may be deprived of effect by express subsequent revocation by the shareholder, effected by the same means used to grant the proxy and before the deadline specified to grant such proxy, or by the shareholder's attendance in person at the General Shareholders' Meeting.

Votes cast from a distance, both by mail and by means of electronic communication, shall be deprived of effect in the event of express subsequent revocation by the shareholder, effected by the same means used to cast the vote and before the deadline specified to cast such vote, or in the event of personal attendance at the General Shareholders' Meeting by the shareholder that voted from a distance, or in the event of attendance by its representative.

Article 31.- The following rules of priority among proxy-granting, distance voting and personal attendance at the Meeting are hereby established:

- Personal attendance at the General Shareholders' Meeting by the shareholder granting the proxy shall have the effect of revoking the proxy, whatever the manner in which such proxy has been granted, or the vote cast from a distance.
- In addition, personal attendance at the Meeting by the representative, whatever the manner in which the proxy has been granted, shall render ineffective the vote cast from a distance by postal correspondence or electronic communication.
- In the event that a shareholder validly grants a proxy by electronic communication and, in addition, also grants it by means of a printed attendance card issued by the entity or entities in charge of the book-entry registry, the latter shall prevail vis-à-vis the proxy granted by electronic communication, regardless of the respective dates of issuance thereof.
- Likewise, in the event that a shareholder validly casts a vote by electronic communication and, in addition, also casts a vote by postal correspondence, the latter shall prevail vis-à-vis the vote cast by electronic communication, regardless of the respective dates of issuance thereof.

Article 32.- Shareholders shall be solely responsible for the custody of their electronic signatures.

The Company reserves the right to alter, suspend, terminate or restrict the mechanisms for electronic voting and proxy-granting when so required upon technical or security grounds.

The Company shall not be liable for any damage that shareholders may sustain as a result of failures, overloads, downtime, failed connections or any other event of the same or a similar nature, beyond the Company's control, which prevent the use of the mechanisms for electronic voting and proxy-granting.

Shareholders not residing in Spain may contact the Investor Relations Division at telephone number (34) 91 784.28.04 and fax number (34) 91 784.20.64, which may adopt, if appropriate, such measures as may be required to adjust the mechanisms for distance voting and proxy-granting to the special circumstances of such shareholders.

Section Seven
Right to Receive Information Prior to the General Shareholders' Meeting

Article 33.- From the publication of the call to the General Shareholders' Meeting through and including the seventh day prior to the date provided for the first call to meeting, the shareholders may request in writing such reports or clarifications that they deem are required, or ask written questions that they deem pertinent, regarding the matters contained in the Agenda. In addition, upon the same prior notice and in the same manner, the shareholders may request reports or clarifications or ask written questions regarding information accessible to the public which has been provided by the Company or the National Securities Market Commission since the holding of the last General Shareholders' Meeting.

Article 34.- The written requests for information shall include the first and last names of the requesting shareholder, who shall attach thereto the appropriate document – a copy of the attendance card or validation certificate – evidencing its shareholder status, in order for such information to be checked against the information provided by Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A. (IBERCLEAR).

Article 35.- Requests for information – addressed in writing to the attention of the Investor Relations Division – may be made by delivering the request at the Company's registered office or by sending it to the Company by postal correspondence addressed to Post Office Box [*Apartado de Correos*] number 1.113, 48080 Bilbao.

Article 36.- Requests for information may also be made by electronic correspondence issued by the shareholder with its recognized electronic signature, upon the same terms as provided for in Article 9 above with respect to proxy-granting, addressed to the Company through its website (www.iberdrola.com), setting forth the first and last names of the requesting shareholder, the number of shares held by it, the securities account in which the shares are deposited and such other details as are specified in the Company's website, in order for such information to be checked against the information provided by Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A. (IBERCLEAR). The provisions of Article 32 above shall also apply to requests for information made by means of electronic correspondence.

PROFILE OF THE DIRECTOR NAMED BY INTERIM APPOINTMENT, FOR WHOM RATIFICATION IS PROPOSED

MR. SEBASTIÁN BATTANER ARIAS

Salamanca, 1941

Degree in Business Sciences from the Universidad Comercial de Deusto and Degree in Law from the Universidad de Valladolid. He began his professional career at Aceros de Llodio, S.A. and Tubos Especiales Olarra, S.A., and went on to hold management positions at financial institutions such as Unicaja and Caja de Ahorros de Salamanca y Soria.

He has been the Executive Chairman of Caja Duero, Grupo de Negocios Duero, Leasing del Duero and Unión del Duero de Seguros de Vida y Generales, a Director of Sociedad Española de Banca, the Confederación Española de Cajas de Ahorro y Uralita, and a member of the Board of Trustees of various foundations and institutions, such as Agencia Regional de Desarrollo de Castilla y León.

He is a member of the Board of Ibermutuamur and of the Board of Trustees of various foundations, such as Fundación Duques de Soria and Fundación Santa María la Real de Aguilar de Campoo.

PROFILES OF DIRECTORS FOR WHOM RE-ELECTION IS PROPOSED

MR. JOSÉ IGNACIO SÁNCHEZ GALÁN (Salamanca, 1950)

Industrial Engineer graduated from the Escuela Superior Industrial ICAI of the Universidad Pontificia de Comillas (Madrid), with a Graduate Degree in Business Administration and International Trade from ICADE of the Universidad Pontificia de Comillas (Madrid) and a Graduate Degree in General Business Administration and International Trade from the Escuela de Organización Industrial (EOI) of Madrid. He has held various executive and management positions at Sociedad Española del Acumulador Tudor, S.A., assuming the position of Chairman & CEO of its European subsidiaries and various companies within its group.

He has also been the Managing Director of Industria de Turbo Propulsores (ITP), the Chairman of the German consortium Eurojet, the CEO of Airtel Móvil (now Vodafone España) and a member of the Supervisory Board of Nutreco Holding N.V.

He currently holds the position of Vice Chairman & CEO of Iberdrola, S.A., Chairman of Apex Inmobiliaria, a subsidiary of Iberdrola, and Chairman of El Desafío Español, the company handling the participation of the Spanish boat in the Americas Cup. He is a Director of Page Ibérica and Bodegas Matarromera, a Member of the Board of Trustees of Fundación Universitaria Comillas-ICAI, of the Universidad Pontificia de Salamanca, of Fundación de Estudios Financieros and of Fundación Premysa, and he forms a part of the Advisory Committee for the Prince of Asturias Endowed Chair in Information Science and Technology of the University of New Mexico (United States) and of Accenture Energy Advisory Board.

He is a member of the Círculo de Empresarios Vascos, the Círculo de Empresarios (Madrid), the Círculo de Economía and the Asociación para el Progreso de la Dirección (APD), as well as of the American Management Association. He has also been a professor at ICAI. He is fluent in English, French and Italian.

MR. VÍCTOR DE URRUTIA VALLEJO (Madrid, 1942)

Doctorate in Economics and Degree in Law. He has served as Vice Chairman of Iberdrola, S.A. and as Director of Corporación IBV, IBM España and Firestone Hispania, where he was also a member of the Executive Committee, as well as Chairman of Begano, S.A.

He is the Chairman of Compañía Castellana de Bebidas Gaseosas, S.A. (CASBEGA) and of Compañía Vinícola del Norte de España, S.A., and is a member of the Board of Directors of Barclays Bank España, Grupo Vocento, Diario El Correo, S.A. and Norte de Castilla, S.A. He is fluent in English, French and German.

MR. RICARDO ÁLVAREZ ISASI (Bilbao, 1940)

Doctorate in Industrial Engineering, Professor of Electrical Engineering, with a broad academic and research background. He has held a number of positions in academic and research institutions, such as Director of the Engineering School of Bilbao and member of the Steering Committee and the Social Board of the Universidad del País Vasco and Chairman of its Economic Committee.

He has been a member of the Board of Directors of CADEM (a Basque public-sector company) and of Ente Vasco de la Energía, and General Executive Secretary of LABEIN. He was director of the Dyna technical magazine.

He was a Director of Iberduero, S.A., and has been a Director of Iberdrola, S.A. since its creation, and the Chairman of its Audit and Compliance Committee since its creation in 1998.

He is a member of the Board of Directors of a number of companies and a member of the Board of Trustees of a number of foundations, such as Fundación Iberdrola, Fundación Escuela de Ingenieros de Bilbao and Fundación Víctor Tapia, of which he is the Chief Executive Officer. He is fluent in English and French.

MR. JOSÉ IGNACIO BERROETA ECHEVARRÍA (Bilbao, 1939)

Degree in Economics. He has spent the majority of his professional life at General Eléctrica Española, S.A. and Fabrelec-Westinghouse, later joining Banco de Vizcaya, of which he was Deputy General Manager, a position he continues to hold at BBV.

He has been Executive Chairman of BBK, Vice Chairman of the Confederación Española de Cajas de Ahorros and Director of other entities, as well as a member of the Board of Trustees of various Foundations, such as COTEC and the Guggenheim Bilbao Museum.

He is a Director of Construcciones Auxiliar de Ferrocarriles (CAF) and a member of the Círculo de Empresarios Vascos.

MR. JUAN LUIS ARREGUI CIÁRSOLO (Mallavia, Biscay, 1943)

Technical Engineer graduated from the Escuela de Ingenieros de Bilbao. Holds a degree in Numerical Control from Wandsdorf and a Masters Degree in Micro-Mechanical Engineering from Besançon. Founder of Gamesa, where he held the office of Chairman. He is currently a member of its Board of Directors.

He has been Co-Chairman of the GUASCOR Group and participated in the foundation of Viña Izadi, Foresta Capital and Corporación Eólica C.E.S.A., where he is Chairman. He is also a Director of Gestora de Proyectos y Contratos, S.A.

MR. JULIO DE MIGUEL AYNAT (Valencia, 1944)

Degree in law. He has been the Chairman of BANCAJA, of Banco de Valencia and of Banco de Murcia, the Vice Chairman of Federación Valenciana de Cajas de Ahorro y de Autopistas del Mare Nostrum, S.A., and a member of the Board of Directors of the Confederación Española de Cajas de Ahorro, Abertis Infraestructuras, S.A., Enagas, Aurea Concesiones de Infraestructuras, S.A. and Instituto Valenciano de Investigaciones Económicas. In addition, he has been a member of a number of foundations, such as Fundación Bancaja and Fundación Premios "Rey Jaime I".

He is a member of the Board of Directors of Metrovacesa, S.A., a member of the Advisory Committee of Cierval, the Asociación Valenciana de Empresarios and the Instituto Español de Analistas Financieros, and of a number of foundations and institutions, such as Fundación Universidad Empresa and Fundación de Estudios Financieros.

MR. SEBASTIÁN BATTANER ARIAS (Salamanca, 1941)

Degree in Business Sciences from the Universidad Comercial de Deusto and Degree in Law from the Universidad de Valladolid. He began his professional career at Aceros de Llodio, S.A. and Tubos Especiales Olarra, S.A., and went on to hold management positions at financial institutions such as Unicaja and Caja de Ahorros de Salamanca y Soria.

He has been the Executive Chairman of Caja Duero, Grupo de Negocios Duero, Leasing del Duero and Unión del Duero de Seguros de Vida y Generales, a Director of Sociedad Española de Banca, the Confederación Española de Cajas de Ahorro y Uralita, and a member of the Board of Trustees of various foundations and institutions, such as Agencia Regional de Desarrollo de Castilla y León.

He is a member of the Board of Ibermutuamur and of the Board of Trustees of various foundations, such as Fundación Duques de Soria and Fundación Santa María la Real de Aguilar de Campoo.


IBERDROLA

Madrid, 2 March 2005

NATIONAL STOCK MARKET COMMISSION
For the attention of: Antonio Mas Sirvent, Director of Madrid Market Area

SUBEJCT: Other Communications

Dear Sirs,

Please be advised that, in execution of the corresponding resolution adopted by its Board of Directors, Iberdrola S.A. will deliver shares in the company to its employees next week as part of their variable remuneration.

This delivery of shares to employees forms part of the copmany's general pay policy, under which employees may receive Iberdrola shares as part of their annual variable remuneration. The maximum limit on remuneration receivable in the form of shares is 12,000 euro per employee.

The stock delivery plan is open to all Iberdrola employees, who may opt to receive part of their variable remuneration in cash or in company shares. This facilitates the objective of increasing the participation by employees and executives in the company's capital.

Under the afore-mentioned plan, Iberdrola estimates that it will deliver around 300,000 shares to employees, representing 0.03% of its capital. The total number of shares that will finally be delivered will depend on the closing price of the Iberdrola S.A share on the stock exchange on the date of payment of the variable remuneration.

We are at your disposal for anything yourself or the National Commission may require.

Yours faithfully,

Federico San Sebastián

IBERDROLA

Bilbao, 25 March 2005

SECURITIES AND INVESTMENTS BOARD
(For the attention of Mr Antonio Mas Sirvent)
Market Department Manager
Paseo de la Castellana, 19
28046 MADRID

Subject: Approval of the Agreements by the General Meeting

Dear Sirs,

We are very pleased to inform you that the General Ordinary Shareholders' Meeting held on 18 March approved, with a vote in favour of over two-thirds of the capital present and represented at the meeting, each and every agreement on the Agenda, of which you were informed on 23 February of this year, and the documentation of which – made available to the Shareholders – was sent to you on 25 February.

Best regards,

IBERDROLA, S.A.
The Secretary of the Board of Directors

[signature]
Federico San Sebastián



1 April 2005


IBERDROLA

The aim is to boost growth in our country

IBERDROLA IS TO INVEST 2.5 BILLION EURO EN 2005, 84% IN SPAIN

- **The company will start up 1,200 MW in combined-cycle facilities and 500 MW in renewable energies in Spain this year, which will help to meet the sharp increase in demand**

IBERDROLA is to invest €2.5 billion euro this year to boost its growth on the Spanish energy market, the company's priority strategic area.

In particular, the company will assign 84% of the total investment (€2.1 billion) to its core business in Spain. Some €1.25 billion will be spent on Generation, mainly to increase the installed capacity with an additional 1,700 MW, of which 1,200 MW will correspond to combined-cycle plants and 500 MW to renewable energies.

IBERDROLA will start up the gas combined cycle facilities Aceca (Toledo), 400 MW, and Arcos B (Cadiz), 800 MW. It will also continue to pursue its plans in renewable energies -a sector in which the company is in the lead worldwide- putting into operation almost 40 wind farms, including the ones at Sierra Dueña (Salamanca), Virgen de Belén I (Albacete), the enlargement of Serra do Burgo (Orense) and Capiruza (Albacete).

By the end of this year it will have 8,500 MW installed capacity in Spain using these two technologies (4,800 MW managed combined cycle plants and more than 3,700 MW in renewables) and will have a total capacity of over 25,000 MW, the largest in Spain.

This major growth in capacity planned for 2005 is essential to be able to guarantee power supplies in Spain in the face of the huge increases in demand this year. 44% of the installed capacity in new combined cycle facilities since 2001 has been built by IBERDROLA.

Another of IBERDROLA's basic objectives for 2005 is to continue improving its quality of service. It plans to invest some €500 million in improving the record levels achieved last year, when its annual average outage time (TIEPI) was brought down to below two hours for the first time, to 1.87 hours.

IBERDROLA will also step up its firm commitment to customers, one of the mainstays of its strategy, in an effort to maintain its leadership on the deregulated electricity market.

The company will invest €400 million in the International area in 2005, to be concentrated on consolidating its presence both in the countries in which it has been operating for years (Mexico, Brazil), and in others, in which it has started operating over the past year (Greece, Portugal).

In Mexico, the company plans to strengthen its position as leading private electricity generator, with the recent start-up of its combined cycle plant La Laguna II (500 MW), which raises its total capacity in the country to 2,700 MW. In Brazil, IBERDROLA will benefit from the anticipated rise in tariffs, which will have a positive effect on its distributors Coelba, Cosern and Celpe.

Cumulative investments

Over the period 2001-2004, IBERDROLA has invested a total of €10.3 billion euro (76% in Spain), which have enabled the company to get ahead of its main growth targets, raising the value of these investments by €6 billion, from the €12 billion contemplated when it embarked on its Plan to the €18,193 million invested up to yesterday.

By the end of 2004, IBERDROLA had accumulated investments of €5 billion in Generation in Spain, increasing its installed capacity to 22,547 MW, confirming it as the largest electric utility on the Iberian Peninsula in terms of capacity. The Group's generation park grew by 52% over the period, to 25,237 MW, enabling a 63% growth in output.

The positive evolution of the company's Strategic Plan led it in 2004 to post a record net profit of €1,210.7 million, 14.2% more than in the previous year, and the intended growth continues.

IBERDROLA





National Securities Market Commission
Attention: D. Antonio Mas Sirvent
Director of Markets
Madrid

RE: Filing to National Securities Market Commission

Dear Sirs:

We are pleased to inform you of changes in the main areas of IBERDROLA's consolidated earnings and balance sheet as of the end of 2004, resulting from the application of International Financial Reporting Standards (IFRS).

(Figures in millions of euros)	**IFRS**	Spanish GAAP	**Change**	**Change %**
Net sales	8,573	10,314	-1,742	-16.9%
Grosss margin	4,386	4,168	218	5.2%
EBITDA	2,892	2,858	34	1.2%
EBIT	2,002	2,019	-17	-0.8%
Net profit	1,211.3	1,210.7	0.6	0.0%
Net debt	**10,685**	**10,568**	**116**	**1.1%**
Financial debt	11,105	10,800	305	2.8%
Cash and short-term financial investments	420	232	188	81.3%
Shareholders' equity	**8,628**	**8,717**	**-89**	**-1.0%**

As always, we remain at the disposition of the National Securities Market Comission.

Regards,

Federico San Sebastián

2004 Financial Statements under International Financial Reporting Standards (IFRS)

x2+

April 2005

IBERDROLA

Balance Sheet - Assets

IBERDROLA

Eur MM	NOTE	Spanish GAAP	Abs Change	IFRS
Tangible & Intangible Fixed Assets	A	18,961.1	+324.3	19,285.4
Financial Fixed Assets	B	1,989.7	-88.5	1,901.2
Long Term Taxes Receivable	C	767.2	+447.3	1,214.5
Consolidation Goodwill	D	323.9	-323.9	--
Deferred Charges	E	175.3	-175.3	--
Current Assets- Inventories	F	1,142.4	-112.1	1,030.3
Current Assets- Rest & Other	G	2,838.2	-63.0	2,775.2
Total Assets		26,197.8	+8.8	26,206.6

Balance Sheet - Assets


IBERDROLA

A

Tangible and Intangible Fixed Assets: Increase due to changes in scope of consolidation (379 MM), the provision for plants decommissioning (74 MM), the restatement of nuclear fuel from Inventories to Fixed Assets (240 MM), & other (47 MM).
Decrease due to the write-off of Start-Up Expenses (-52 MM), and the reallocation of merger differences (-363 MM).

B

Financial Fixed Assets: Decrease due to changes in the scope of consolidation (-238 MM) and increase as a result of the valuation of Long-Term Financial Derivatives (81 MM) and other (69 MM).

C

Long Term Taxes Receivable: Increase due to the fiscal effects associated to the provisions for decommissioning (74 MM), the valuation of derivatives (109 MM), merger differences (127 MM), changes in the scope of consolidation (81 MM) and other (56 MM).

D

Consolidation Goodwill disappears, being allocated to:

- Intangible Fixed Assets: companies fully or proportionally consolidated (-24 MM).
- Financial Investments: companies consolidated through the equity method (-118 MM).
- Changes in the scope of consolidation due to EDP, which is valued at market (-183 MM).

Balance Sheet - Assets


IBERDROLA

E Deferred Charges: Reclassified to debt (-175 MM)

F Current Assets – Inventories: Reclassification of nuclear fuel, now accounted for as a Fixed Asset (-240 MM), the effect of the recognition of revenues due to developments sold in Apex (80 MM), changes in the scope of consolidation (45 MM) and other (2 MM).

G Current Assets – Other: Changes in consolidation: Net effect of the increase due to the proportional consolidation of subsidiaries (58 MM), and the decrease due to the recognition of revenues due to developments sold in Apex (-100 MM) and other (-21 MM).

Balance Sheet – Equity & Liabilities


IBERDROLA

	NOTE	Spanish GAAP	Abs Change	IFRS
Equity and Minority Interests	K	8,794.2	-166.6	8,627.6
Merger Differences	L	236.4	-236.4	--
Deferred Revenues	M	484.3	-10.6	473.7
Provisions	N	1,034.8	+236.1	1,270.9
Financial Debt	O	10,800.3	+304.6	11,104.9
Long-Term Taxes Payable	P	488.5	+109.1	597.6
Other Long Term Payables	Q	309.4	+13.1	322.5
Other Short Term Payables	R	4,049.9	-240.5	3,809.4
Total Equity and Liabilities		26,197.8	+8.8	26,206.6

Balance Sheet – Equity & Liabilities


IBERDROLA

K Equity: Adjustments against reserves due to the valuation of EDP (-46 MM), REE (23 MM), GALP (8 MM) and Other (8 MM), valuation of derivatives (-93 MM), update of the provision for plants decommissioning (-59 MM), write-off of Intangible Assets (-34 MM) and increases in Minority Interest and other (25 MM).

L Merger Differences: Eliminated against lower value of the tangible fixed assets associated (-236 MM)

M Deferred Revenues: Positive exchange gains are included in P/L; Elimination of capital subsidies linked to R+D expenses written off in Assets

N Provisions: Increase as a result of provision for plants decommissioning (202 MM), change in the scope of consolidation (54 MM) and other (-20 MM)

Balance Sheet – Equity & Liabilities


IBERDROLA

O

Financial Debt increases due to:
- Changes in the scope of consolidation (192 MM)
- Valuation of hedging derivatives (224 MM)

Decrease due to restatement of debt expenses (-49 MM) and leasing (-63 MM)

P

Long Term Taxes Payable: increase due to the fiscal effect of valuation of derivatives (109 MM)

Q

Other Long Term Payables: Changes in the scope of consolidation (integration of liabilities of consolidated companies) (13 MM)

R

Other Short Term Payables: Changes in the scope of consolidation (elimination of payables to equity accounted subsidiaries) (-240 MM)

Profit & Loss Account

IBERDROLA

Eur MM	NOTE	Spanish GAAP	Abs Change	IFRS
Net Sales	1	10,314.5	-1,741.9	8,572.6
Procurement Costs	2	6,146.2	-1,959.5	4,186.7
Gross Margin		4,168.3	+217.5	4,385.8
Net Operating Expenses	3	1,129.8	+168.8	1,298.6
Taxes	4	180.8	+14.5	195.3
EBITDA		2,857.7	+34.3	2,892.0
Amortisation & Provisions	5	838.8	+51.3	890.1
EBIT		2,018.9	-17.1	2,001.8
Financial Result	6	389.7	+5.4	395.1
Cos Carried by Equity Method	7	69.5	-16.2	53.3
Extraordinary Results	8	58.9	-58.9	---
Earnings from Discontinued Operations	9	---	+89.5	89.5
Corporate Tax & minorities	10	546.9	-8.6	538.3
Net Profit		1,210.7	+0.6	1,211.3

Profit & Loss Account


IBERDROLA

1. Net Sales: Reduction of energy sales in distribution (-2,328 MM), changes in the scope of consolidation (619 MM). Apex: recognition of revenues for developments sold (-45 MM), reclassification of extraordinary results (12 MM).

2. Procurements: Reduction of energy sales in distribution (-2.328 MM), changes in the scope of consolidation (398 MM). Apex: recognition of costs for developments sold (-27 MM) and other (-3 MM).

3. Net Operating Expenses: Changes in the scope of consolidation (155 MM). Reclassification of extraordinary results (35 MM) and major maintenance costs and other (-21MM)

4. Taxes: Reclassification of extraordinary results (13 MM) and other (2 MM)

5. Amortization & provisions: Changes in the scope of consolidation (67 MM), lower intangible assets amortization (-28 MM) and other (12 MM)

6. Financial Result: Changes in the scope of consolidation (-10 MM), derivatives valuation (34 MM) and other (-19 MM)

Profit & Loss Account


IBERDROLA

7 Results of Companies Accounted for by the Equity Method: changes in the scope of consolidation. No goodwill amortization (-16 MM).

8 & 9 Extraordinary Results: They disappear under IFRS and are reclassified under the account Earnings from Discontinued Operations (89 MM) and Other (-30 MM).

10 Corporate Tax & Minorities: Changes in the scope of consolidation

Other issues


IBERDROLA

1. Change in scope:

   Global or proportional consolidation of Corporación IBV, Energy Works, Mediapark, Neosky, Iberdrola Energía Chile, Enerbrasil.

   Exit of EDP & REE (mark to market valuation).

2. Non Energy Businesses:

   Change in the accounting of APEX developments.
   Under Spanish GAAP, the whole Profit for developments sold could be accounted for upon 80% of completion, while under IFRS no accounting of profit is done until the development is not fully finished and delivered

3. Quarterly evolution of leverage: IFRS vs. Spanish GAAP

	Q1 2004	Q2 2004	Q3 2004	Q4 2004
Spanish GAAP	54.7%	54.7%	54.7%	54.8%
IFRS	55.14%	55.03%	55.00%	55.32%

Legal Note


IBERDROLA

The financial information presented in this document has been prepared on the basis of all International Financial Reporting Standards (IFRSs) and their interpretation done by the Standing Interpretations Committee (SIC) and International Financial Reporting Interpretations Committee (IFRIC-IASB), effective for the year ended 31 December 2005.

In this respect, all of the following should be noted:

- The financial information has been internally prepared by the Company and has not been audited.
- This information has been prepared on the assumption that current IFRSs will all be in the future endorsed by the European Commission (EC), therefore providing them with full legal value. If the EC fails to endorse some of these standards and interpretations in time for the publication of the Group's Financial Statements for 2005, the information presented in this document might be changed.
- Standards currently in issue and adopted by the European Union are subject to interpretations issued from time to time by the IFRIC. Also, further standards might be issued by the IASB that may be applicable for financial years beginning on or after 1 January 2005.
- Up to now, IFRSs have undergone a significant revision process and are currently being applied in the European Union and in a large number of countries simultaneously for the first time. Accordingly, there is not yet a significant body of well established practice and detailed regulation on which to base the resolution of certain technical issues occasionally arising during the application of these standards to patterns not specifically addressed by IFRSs.
- Changes arising from any of the above listed items or from the evolvement of industry practice might also impact certain decisions and interpretations currently adopted by the IBERDROLA Group for the preparation of the information contained in this document.
- As a result of all of the above, it is possible that further changes might be required to this information before it is published as comparative financial information in the 2005 Annual Report of the IBERDROLA Group.

First Quarter 2005 Results

x2+

21st April 2005

IBERDROLA

Agenda

IBERDROLA

Highlights of the Period

Analysis of Results

Conclusion

2


Highlights of the period
IBERDROLA
Iberdrola's Strategic Plan: Profitable growth
Net Profit up 12.3%
Iberdrola evolution
Spanish market
• Stable production due to investments (+2,881 MW y-o-y)
• Renewables and International, growth drivers
• Net Op. Expenses -1.4%
• High Demand Growth
• High prices: Very low hydro & rising fuel costs
• Regulatory review
In a quarter of challenging conditions
3

Group's Installed Capacity

IBERDROLA

Group's attributable capacity: 25,891 MW (+12.5%)

	MW	vs Q1 2004
Spain	22,602	+2,092
Latam	3,289	+789
Mexico	2,694	+501
S. America	595	+288
TOTAL	**25,891**	**+2,881**

	MW
Comb. cycles	5,684
Renewables	3,261
Hydro	9,083
Nuclear	3,335
Coal	1,247
Oil	2,888
Cogeneration	393
TOTAL	**25,891**

Spain accounts for 73% of capacity increase

4


Group's Production
IBERDROLA
Maintaining production with 56% lower hydro...
Production mix Q1 2005
Group's net production
Oil 6%
Cogen 2%
Hydro 11%
Coal 9%
Renew. 8%
Comb. Cycles 34%
Nuclear 30%
21,598
-1%
21,387
Rest of technologies
+29%
Q1 2004
Q1 2005
C. Cycles and Renewables, growth drivers
5


Generation in Spain
IBERDROLA
Increasing capacity: +2,092 MW in Spain in Q1 2005
Combined Cycles (MW)
Renewable Energy (MW)
+1,200 MW
+796 MW
Commercial Operation Dates
Santurce (400 MW): Jan 4th
Arcos (800 MW): Feb 23rd
1,600
2,800
2,465
3,261
Q1 2004
Q1 2005
Q1 2004
Q1 2005
6


Generation in Mexico
IBERDROLA
Increasing capacity: La Laguna
Inst. Capacity
Operating
Enertek 120 MW Yes
Monterrey 1,040 MW Yes
Altamira IV 1,036 MW Yes
La Laguna 500 MW 03/15
Altamira V 1,121 MW 2006
Tamazunchale 1,135 MW 2007
Total 5,000 MW 2007
Production in Mexico (GWh)
+10.0%
3,538
3,891
Q1 2004
Q1 2005
...2,694 MW already operating
7


Net Operating Expenses - Group
IBERDROLA
Net Operating Expenses -1.4% to Eur 303.4 MM
Eur MM
Net Operating Expenses
-1.4%
307.8
303.4
Q1 2004
Q1 2005
8


EBITDA - Group
IBERDROLA
EBITDA increases by +8.8% to Eur 866.8 MM
Eur MM
734.1
96.5
36.2
866.8
Domestic Energy
Internat.
Non Energy
EBITDA
Rising International and Non Energy activities
9


A quarter of challenging conditions
IBERDROLA
Demand growing at 8.4% in GWh...
Demand Q1 2005
Demand last 12 months
GWh + 8.4%...
GWh +5.0%...
65,592
60,519
227,917
239,360
Q1 2004
Q1 2005
Apr'03 - Mar'04
Apr'04 - Mar'05
...and peak 15.8% to 43,670 MW
10


A quarter of challenging conditions
IBERDROLA
...confirms investment needs
Peak demand growth vs new c. cycles
('01-'05)
8,218 MW
8,151 MW
Peak Demand Increase
Increase in c. cycles capacity
IBERDROLA
Current minimum demand is higher than 1997's peak
11


A quarter of challenging conditions
IBERDROLA
Q1 2005: Decisive contribution of c. cycles to demand coverage...
Daily Peak Demand coverage 2005 (GW)
45
40
35
30
25
20
15
10
5
0
01/01/2005
16/01/2005
31/01/2005
15/02/2005
02/03/2005
17/03/2005
01/04/2005
Nuclear
Renew. & Cogen
Hydro
Coal
CCGT
Fuel Oil
...Fuel oil plants setting prices
12


A quarter of challenging conditions
IBERDROLA
Prices above Q1 2004:
Low hydro and high commodity prices...
4th lowest rainfall
in last 30 years
Increase in thermal
production...
+
Commodity prices
...with fuel oil
setting prices
+
CO_2 allowances price
...affected by
CO_2 cost
13


A quarter of challenging conditions
IBERDROLA
One of the lowest Q1 in hydro production
in the last 30 years
Q1 Hydro production – Mainland (GWh)
9,665
4,426
2,628
Q1 2004
Q1 2005
Lowest Q1
(1992)
14


A quarter of challenging conditions
IBERDROLA
CO_2 allowances market already operating:
Prices above market expectations (Eur 15/ton)
CO_2 price evolution (Eur/ton)
15
13
11
9
7
5
01/01/2004
01/04/2004
01/07/2004
01/10/2004
01/01/2005
01/04/2005
15


A quarter of challenging conditions
IBERDROLA
Prices in line with other European countries
Wholesale Prices in Europe (Eur/MWh)*
60
50
40
30
20
Max
Spain
Min
Q1 2004
Q2 2004
Q3 2004
Q4 2004
Q1 2005
*Includes Spain, France, Germany, Netherlands, Austria & Nordic countries
16


A quarter of challenging conditions
IBERDROLA
Increasing results due to new investments...
Eur MM
656.4
70.8
97.4
42.2
866.8
C. Cycles
Spain
Renewables
Mexico
+83.0%
EBITDA with
no new investments
New
Investments
Q1 2005
17


Net Profit
IBERDROLA
Net Profit up 12.3% to Eur 346.6 MM...
Net Profit
+12.3%
308.6
346.6
Q1 2004
Q1 2005
...in line with Operating Profit
18

Regulation

IBERDROLA

First regulatory steps already taken

- CTC's regulation under review: payments suspended
- Nuclear decommissioning charges included in cost from April
- Development of MIBEL
- Regulation on restrictions approved in Dec. 2004
- Incentivisation of forward markets
- Distribution in cascade not allowed

19


Agenda
IBERDROLA
Highlights of the Period
Analysis of Results
Conclusion
20

Income Statement - Group

IBERDROLA

Double-digit growth in operating and net profit

Eur MM	Q1 2005	Abs Chge	Chge %
Net Sales	2,675.1	+617.7	+30.0
Gross Margin	1,182.7	+29.2	+2.5
Basic Margin	1,217.1	+63.6	+5.5
Net Operating Expenses	-303.4	+4.4	-1.4
EBITDA	866.8	+70.0	+8.8
Operating Profit (EBIT)	628.8	+57.8	+10.1
Profit before Taxes	538.4	+55.7	+11.5
Net Profit	346.6	+38.0	+12.3

21



Net Sales
IBERDROLA
Net Sales grow 30% driven by Domestic Energy: increasing activity and higher prices
Eur MM
2,106.6
376.3
192.3
2,675.1
Domestic Energy
Internat.
Non Energy
Net Sales
Net Sales - Domestic Energy
Chge
Generation +Supply
Higher prices
+28.6%
Renewables
More activity
+39.4%
Distribution
Higher Reg. Revenues
+2.2%
International & Non Energy grow above 15%
22


Procurement Costs
IBERDROLA
Procurements rise by 60%
Eur MM
Procurements
+546.4 MM
903.9
1,450.3
Q1 2004
Q1 2005
Domestic Energy
+84.2%
International
+13.8%
Non Energy
Generation and Supply: higher fuel cost
23


From Gross Margin to Basic Margin
IBERDROLA
Basic Margin grows 5.5%,
fully reflecting the effect of emission allowances
Eur MM
Basic Margin: Effect of CO_2 allowances
1,224.8
-42.1
1,182.7
+34.4
1,217.1
Gross Margin ex-CO_2
Cost of CO_2 allowances
Reported Gross Margin
Allowances received
Basic Margin
CO_2: Net effect -8 MM Eur
24

Net Operating Expenses - Group

IBERDROLA

Cost control in traditional businesses, increase in new businesses in line with activity

Eur MM

	Q1 2005	Chge %
Personnel	-190.7	+4.0%
External Services	-112.7	-9.4%
Operating expenses	-129.3	+3.9%
Third party services	16.6	N/a
Net Op. Exp.	-303.4	-1.4%

[illegible]	-9.4%
[illegible]	+37.7%

25


EBITDA - Group
IBERDROLA
EBITDA increases by +8.8% to Eur 866.8 MM ...
Eur MM
EBITDA Breakdown
International 96.6
Non Energy 36.1
Services & Other 26.4
Supply -23.0
Generation 432.7
Distribution 200.7
Renewables 97.4
...driven by Renewables & International, that account for 22% of total
26


EBIT - Group
IBERDROLA
Operating Profit (EBIT) up 10.1%
to Eur 628.8 MM
Eur MM
EBIT
+10.1%
628.8
571.0
Q1 2004
Q1 2005
EBITDA
Improvement
+8.8%
+ 70.0 MM
Rise
in Depr. & Prov.
+5.4%
-12.2 MM
=
EBIT Growth
+10.1%
+57.8 MM
27


Financial Result - Group
IBERDROLA
Financial Expenses under control (+5.5%)
Net Financial Expenses
Average Cost of debt
Eur MM
+5.5%
-107.8
-102.2
5.17%
4.57%
Q1 2004
Q1 2005
Q1 2004
Q1 2005
... tariff deviation increases debt
28


Financial Debt - Group
IBERDROLA
Leverage decreases 70 bp in like-for-like terms
Eur MM
Net Debt & Equity (Eur MM)
Leverage
Net Debt 10,353 10,797
Equity before Dividend effect 8,433 9,040
Recognition of Additional Div. ---- -399
Equity 8,433 8,641
55.1%
55.5%
54.4%
Ex dividend impact
Q1 2004
Q1 2005
Additional Dividend approved in Q1 '05 vs Q2 '04
29


Financial Debt - Group
IBERDROLA
Improving coverage ratios...
Op. Cash Flow / Net Debt
EBITDA / Net int. expense
18.3%
18.6%
5.97
6.15
FY 2004
Q1 2005
FY 2004
Q1 2005
30


From EBIT to Net Profit
IBERDROLA
Net Profit up 12.3% driven by Operating Profit
Eur MM
Q1 2005
Chge %
Equity method 19.8 +57.1%
Res. from non recurrent assets -2.4 N/a
Profit before Taxes 538.4 +11.5%
Taxes & Minorities -191.8 +10.2%
Net Profit 346.6 +12.3%
Net Profit
+12.3%
308.6
346.6
Q1 2004
Q1 2005
Tax rate: 34.7%
31


Tariff deviation
IBERDROLA
Sector's tariff deviation up to Eur 580 MM*
Iberdrola follows same criteria than in 2002 based on..
• Electricity Sector Law 54/1997
• The recognition of the total tariff deviation corresponding to years 2000, 2001 and 2002 (Law 53/2002, Art 94.2).
• IAS 18
Iberdrola finances 35% of total deviation (Euro 204 MM)
• As an account receivable in Balance sheet
* Iberdrola estimate
32


Tariff deviation
IBERDROLA
Theoretical effect of deducting the deviation from revenues
EBITDA (Eur MM)
867
663
Reported
With Deviation
Net Profit (Eur MM)
347
214
Reported
With Deviation
33


Results by Business
Generation Spain
IBERDROLA
Production falls only 7.1% despite 57% lower hydro...
Ord. regime production (GWh)
Q1 2005
Chg.
Hydro 2,148 -2,874
Nuclear 6,446 -339
C. cycles 2,881 +986
Coal 1,981 +162
Oil 1,200 +943
TOTAL 14,656 -1,122
Q1 2005 Load factors
93%
77%
65%
24%
11%
Nuclear
Coal
C.Cycle
Oil
Hydro
...C. Cycles working 80% in business days
34


Generation in Spain
IBERDROLA
Flexibility of mix: EBITDA increases 4.0%...
Fuel cost & generation price
(Eur/MWh)
Q1 2005
Q1 2004
Nuclear 3.6 3.6
C. cycles 32.0 26.6
Coal 25.0 22.2
Oil 44.0 39.5
Pool Price 52.6 28.3
Financial highlights
Eur MM
Q1 2005
%
Gross Margin 506.0 -3.3%
Basic Margin 540.4 +3.2%
EBITDA 432.7 +4.0%
...full effect of CO_2 in Basic Margin
35


Results by Business
Generation + Supply - Spain
IBERDROLA
High pool prices affecting supply margins
Eur MM
Gross Margin Q1 2004
469.7
53.7
34.5
562.9
Gen.
Internal Financial Contract
Supply
Generation+ Supply
GWh supplied 7,140
Gross Margin Q1 2005
634.4
-128.4
9.2
515.2
Gen.
Internal Financial Contract
Supply
Generation+ Supply
GWh supplied 7,955
36


Results by Business - Renewables
IBERDROLA
Increase in capacity drives a higher production...
Installed Capacity (MW)
+32.3%
2,465
3,261
Q1 2004
Q1 2005
Production (GWh)
+18.5%
1,494
1,770
+24.5%
Q1 2004
Q1 2005
Wind
Mini-Hydro
...offsetting lower hydro and wind factor
37


Results by Business - Renewables
IBERDROLA
...for a 33.1% rise in EBITDA
Prices (Eur/MWh)
+17.7%
57.9
68.1
Q1 2004
Q1 2005
Financial highlights
Eur MM
Q1 2005
%
Gross Margin
120.6
+39.4%
EBITDA
97.4
+33.1%
38


Results by Business - Distribution
IBERDROLA
EBITDA +6.6% driven by efficiency gains
Eur MM
Operating Highlights
Financial Highlights
Higher
Regulated revenues
Efficiency Gains
Eur MM
Q1 2005
%
Gross Margin
339.7
+2.2%
EBITDA
200.7
+6.6%
Revenues = Gross Margin
Netting of cost of energy due to IFRS accounting
39


Results by Business – Non Energy
IBERDROLA
EBITDA up +49.2% to Eur 36.1 MM
Breakdown of EBITDA %
Financial Highlights
Other 16%
Real Estate
84%
Eur MM
Gross Margin
73.9
+18.2%
EBITDA
36.1
+49.2%
Real Estate accounts for 84% of Non Energy EBITDA
40


Results by Business – International
IBERDROLA
International EBITDA grows 31.1% up to Eur 96.6 MM
Contribution of International
(% of total Group's EBITDA)
5.1%
9.2%
11.1%
Q1 2003
Q1 2004
Q1 2005
Financial Highlights
Eur MM
Gross Margin
138.4
+21.2%
EBITDA
96.6
+31.1%
...11% of total Group's EBITDA
41


Results by Business - International
IBERDROLA
Efficiency in Brazil & La Laguna in Mexico
Brazil
Mexico-Guatemala
Business Evolution
Increase in electricity sales
+10%
Higher tariffs
+10%
Additional production
Termope
More production: La Laguna (500 MW)
High availability (Altamira)
Contribution to financial statements
EBITDA (Eur MM)
54.3
As a % of Debt
5.9%
As a % of Equity
8.6%
EBITDA (Eur MM)
42.2
As a % of Debt
5.3%
As a % of Equity
7.4%
42

Agenda

IBERDROLA

Highlights of the Period

Analysis of Results

Conclusion

43

Conclusion



IBERDROLA

Q1 2005: Net Profit up 12.3% to Eur 346.6 MM

Stable Group's production with 56% lower hydro...

...due to increase in capacity: 2,881 MW since Q1 2004

Increasing efficiency: Net Operating Expenses fall 1.4%

Rising EBITDA (+8.8%)
driven by International and Renewables

Maintaining financial strength: Leverage at 55.5%
70 bp decrease in like-for-like terms

44

Outlook for 2005: Iberdrola

IBERDROLA

2005, a year of challenging conditions...

- High Demand Growth
- Very low hydro factor
- High fuel costs
- CO_2 allowances market in place
- Regulatory update under way

...Iberdrola continues to increase results

- New investments to provide growth:
  - Combined Cycles (+1,200 MW)
  - Renewables (+500 MW)
- Efficiency improvements

Towards the fulfillment of 2006 targets

45

Disclaimer

IBERDROLA

THIS DOCUMENT HAS BEEN PREPARED BY THE COMPANY SOLELY FOR USE DURING THE PRESENTATION CORRESPONDING TO FIRST QUARTER 2005 RESULTS (UNAUDITED).

THE INFORMATION CONTAINED IN THIS DOCUMENT AND ANY FOWARD LOOKING STATEMENTS HAVE NOT BEEN INDEPENDENTLY VERIFIED AND NO REPRESENTATION OR WARRANTY EXPRESS OF IMPLIED IS MADE AS TO, AND NO RELIANCE SHOULD BE PLACED ON, THE FAIRNESS, ACCURACY, COMPLETENESS OR CORRECTNESS OF THE INFORMATION OR OPINIONS CONTAINED HEREIN.

NONE OF THE COMPANY, OR ANY OF ITS ADVISORS OR REPRESENTATIVES SHALL HAVE ANY LIABILITY WHATSOEVER (IN NEGLIGENCE OR OTHERWISE) FOR ANY LOSS HOWSOEVER ARISING FROM ANY USE OF THIS DOCUMENT OR ITS CONTENTS OR OTHERWISE ARISING IN CONNECTION WITH THIS DOCUMENT.

THIS DOCUMENT DOES NOT CONSTITUTE AN OFFER OR INVITATION TO PURCHASE OR SUBSCRIBE FOR ANY SHARES AND NEITHER IT NOR ANY PART OF IT SHALL FORM THE BASIS OF OR BE RELIED IN CONNECTION WITH ANY CONTRACT OR COMMITMENT WHATSOEVER.

46


First Quarter 2005 Results
x2+
IBERDROLA


Unicaja



UNICAJA RAISES ITS STAKE IN IBERDROLA TO 1%

Friday, Abril 22, 2005

Unicaja has increased its stake in Iberdrola to 1%, following several purchases of shares in the stock market this year.

The financial institution first took a stake in the power company a year ago, with the purchase of 0.5% of its stock, a transaction that was carried out in line with Iberdrola's commitment to the Autonomous Community of Andalusia and which allowed Unicaja, as Andalusia's largest financial institution, to become in theis way the financial institution of reference for Iberdrola in Andalusia. In this regard, and together with its strictly financial dimension, this transaction represented for Unicaja the objective of contributing to the energy and industrial development of Andalusia at a time, such as the present, of strong regional economic growth, construction and strengthening of new economic infrastructures and the configuration of a new competitive framework.

Dirección de Comunicación e Imagen
Avda. de Andalucía, 10-12
29007 Málaga
Tlf. 952 13 80 91/ 13 81 02/ 13 80 00
Fax. 952 13 80 81/ 13 81 27
unicajacomunicacion@unicaja.es




IBERDROLA

Bilbao, May 13, 2005

Subject: Notification of significant event

Dear Sirs:
It is our pleasure to inform you that Iberdrola S.A. has signed a syndicated seven-year loan for the sum of 1,200 million euros with 16 top level financial institutions.

The operation is divided into two parts, both with the same date of maturity: one for 500 million euros, which will be carried out using the format of a syndicated loan and which renegotiates an operation taken out in May 2004, and the other for 700 million euros as a line of credit.

The aim of this operation is to take advantage of the excellent conditions offered at present in the banking market in order to finance IBERDROLA's general corporate requirements, as well as to refinance the loan signed by the Company in May 2004 under a Club Deal for the sum of 500 million euros at five years.

With kind regards,

Federico San Sebastian




IBERDROLA

Madrid, June 10, 2005

Subject: Notification of significant event

Dear Sirs:

It is our pleasure to inform you that Iberdrola S.A. closed this week a 10-year notes issue for 500 million euros on the euro bond market with a 3.50% coupon (equivalent to mid swaps plus 32 basis points), the lowest in the history of such deals among Spanish companies.

This transaction will allow the company to refinance its debt in very favourable conditions and to increase its average maturity, following a principle of financial prudence. At the same time, it will allow the company to finance investments forecast in its Strategic Plan, which are targeted at 16.2 billion euros for the period 2001-2008.

The financial institutions that have participated in the transaction are Barclays Capital, BBVA, Calyon and Citibank as Joint Bookrunners; SCH as Senior Co-Lead Manager; and Banesto, ING and West LB as Co-Managers. The bonds have been allocated to around 50 European investors, mainly mutual funds, insurance companies, pension funds and banks.

The issue is regarded as a complete success by the market, especially considering the volatility seen in recent months. The transaction confirms, once more, the financial standing and low risk profile of Iberdrola, reflected in the company's full access to the different financing markets.

This issue marks the company's return to the euro bond and it has become a new reference for the market, replacing another 5-year bond that matured last May.

Despite the strong investment effort of recent years, Iberdrola has kept its financial debt within the range set in its Strategic Plan. Thus, the net debt at March 2005 totalled 10,797 million euros while the leverage ratio was 55.5%.

Furthermore, the average cost of debt was 4.57% as of March 31st, 2005, 60 basis points lower than in March 2004. The average maturity of debt remained unchanged at 4.3 years in relation to the end of 2004.

With kind regards,

Federico San Sebastian

Madrid, 22 June 2005

NATIONAL SECURITIES MARKET COMMIOSSION
For the attention of Mr. Antonio Mas Sirvent
Markets Area Manager
Paseo de la Castellana, 19
28045 MADRID

Subject: Notification of significant event

Dear Sirs,

Please be advised that this company will pay the "FINAL DIVIDEND AGAINST 2004 " as of 1 July 2005, in accordance with the resolution adopted at the Annual General Meeting of Shareholders held on 18 March and the legal provisions on the treatment of economic rights of own shares.

We enclose a copy of the relevant notice.

We are, as ever, at your disposal.

Yours faithfully,

IBERDROLA, S.A.

FINAL DIVIDEND AGAINST 2004

This company will pay its **final dividend** against the 2004 profits as of **1 July 2005**, with the following details:

Euro per share		
Gross Amount	15% withholding against personal or corporate income tax	Net Amount
0.44208279	0.06631242	0.37577037

The aforesaid sums have been determined in consideration of the Application of Profits approved at the Annual General Meeting on 18 March 2005 and the legislation on the treatment of economic rights of own shares.

This dividend will be paid through **Banco Bilbao Vizcaya Argentaria, Banco Santander Central Hispano and Banco Bilbao Bizkaia Kutxa** following the procedures established by Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A. (IBERCLEAR) and the share shall be listed ex-dividend as from 1 July 2005.

Bilbao, 22 June 2005 THE SECRETARY OF THE BOARD


First Half 2005 Results
x2+
21st July 2005
IBERDROLA

Agenda

IBERDROLA

Highlights of the Period

Update on Regulatory Issues

Analysis of Results

Conclusion

2

Highlights of the period


IBERDROLA

Net Profit up 12.5% due to new investments

C. cycles' production up 70% in Spain: Decisive for security of supply

High prices in line with European markets

Efficiency gains: Net Operating expenses down 1.8%

Rising EBITDA (+9.3%) driven by International and Renewables

3


Group's Production
IBERDROLA
Production with combined cycles and renewables up 35%
Production mix H1 2005
Group's net production
Oil 5%
Cogen 2%
Hydro 12%
Coal 8%
Renew. 9%
Comb. Cycles 37%
Nuclear 27%
40,975
-2%
40,027
Rest of technologies
+35%
C. Cycles+ Renewables
H1 2004
H1 2005
Total production only falls 2% despite lower hydro (-48%), and refuelling of nuclear
4

Group's Installed Capacity

IBERDROLA

Group's attributable capacity: 26,354 MW (+10.4%)

	MW	vs H1 2004
Spain	23,065	+1,888
Latam	3,289	+599
Mexico	2,694	+501
S. America	595	+98
TOTAL	**26,354**	**+2,487**

	MW
Comb. cycles	6,084
Renewables	3,280
Hydro	9,127
Nuclear	3,335
Coal	1,247
Oil	2,888
Cogeneration	393
TOTAL	**26,354**

Spain accounts for 76% of capacity increase

5


Generation in Spain
IBERDROLA
Doubling combined cycles' capacity
up to 3,200 MW...
Combined Cycles (MW)
Contribution of Iberdrola
3,200
1,600*
H1 2004
H1 2005
10,800
MW
IBERDROLA
37%
...4,000 MW managed in Spain (37% of total)
*1,600 MW operating; 400 MW additional in testing period
6


Renewable Energy
IBERDROLA
Addition of 616 MW to reach 3,280 MW
Renewable Energy (MW)
2,664
3,280
5,500
1,000
Inter.
4,500
Spain
H1 2004
H1 2005
2008E
...total pipeline amounts to 14,900 MW
7


Renewable Energy
IBERDROLA
Increasing activities in Europe:
Over 2,500 MW under development
United Kingdom
Germany
Poland
France
Portugal
Italy
Greece
*Iberdrola's stake to reach 49%
8


Generation in Mexico
IBERDROLA
Mexico: Rising production driven by new capacity
Inst. Capacity
Operating
Enertek 120 MW Yes
Monterrey 1,037 MW Yes
Altamira IV 1,036 MW Yes
La Laguna 500 MW Yes
Altamira V 1,121 MW 2006
Tamazunchale 1,135 MW 2007
Total 5,000 MW 2007
Production (GWh)
+10.8%
6,988
7,744
H12004
H1 2005
9


Challenging conditions continue in Q2 2005
IBERDROLA
Prices in line with other European countries
Avg. Wholesale Prices in Europe (Eur/MWh)*
H1 2004
H1 2005
60
40
20
Min
Spain
Max
...internalisation of CO2 cost in Europe
*Includes Spain, France, Germany, Netherlands, Austria & Nordic countries
10


Challenging conditions continue in Q2 2005
IBERDROLA
Price dynamics: High demand covered
by the most expensive technologies
Low reserve margin
Demand growing at 7.0%
(+13.5% at peak)
...low hydro and nuclear
output and high
commodity costs...
...fuel oil plants necessary to
guarantee security of supply
CO_2 prices above expectations
11


Net Operating Expenses - Group
IBERDROLA
Net Operating Expenses -1.8% to Eur 675.6 MM...
Eur MM
Net Operating Expenses
-1.8%
687.7
675.6
H1 2004
H1 2005
...despite internalisation of nuclear waste (Eur 9 MM)
12


EBITDA - Group
IBERDROLA
EBITDA increases by 9.3% to Eur 1,596.4 MM
Eur MM
+107.9%
479.3
400.2
157.7
189.7
230.8
122.6
1,596.4
Traditional Gen+Supply
Distribution
C. Cycles
Renewables
Internat.
Non Energy
EBITDA
New investments offset Traditional Generation in Spain
13


Net Profit
IBERDROLA
Net Profit up 12.5% to Eur 653.0 MM ...
Net Profit
+12.5%
580.3
653.0
H1 2004
H1 2005
Operating Profit +10.2%
Profit Before Taxes +10.4%
... in line with Operating Profit
14


Financial Debt - Group
IBERDROLA
Maintaining financial strength at 55.0% leverage...
Eur MM
Net Debt & Equity (Eur MM)
H1 2004
H1 2005
Net Debt (Reported) 10,274 11,133
Tariff deviation n/a 498
Net Debt ex-deviation 10,274 10,635
Equity 8,395 9,114
Leverage
55.0%
55.0%
53.9%
Ex tariff deviation impact
H1 2004
H1 2005
...while financing Eur 498 MM of tariff deviation
15


Agenda
IBERDROLA
Highlights of the Period
Update on Regulatory Issues
Analysis of Results
Conclusion
16



Regulation
IBERDROLA
Spanish electricity sector
has structural problems...
Strong increase in demand
Insufficient tariffs
Not enough generation capacity
Far away from environmental targets (Kyoto)
Problems in the distribution network
Energy waste
External imbalances (bal. of payments, foreign dep.)
Recurrent tariff deviations
... and short term problems due to 2005 extreme conditions
Draught
Fuel prices
Demand
17



Regulation
IBERDROLA
The Spanish sector needs long term solutions
Two alternatives:
More liberalisation
More intervention
Spanish and EU legislation
have opted for liberalisation
18


Regulation
IBERDROLA
Government will listen to different points of view
Regulation
Government
White Paper
CNE
Incumbents
New entrants
Other agents
19


Regulation
IBERDROLA
Government has indicated that Electricity Law and EU Directives will be the basis
Spanish Legislation
• Electricity Law 54/97
• RD 5/2005 to foster competitiveness
• Legislation on concessions and adm. contracts
• MIBEL treaty
• Spanish Constitution
EU legislation
• Directive 2003/53 on internal market in electricity
• EC Treaty
Principles
Competition & liberalisation
No discrimination
Environmental protection
20

Regulation

IBERDROLA

1997 status quo has changed:
The electricity market is a reality in Spain

Customers	• + 35% of total energy is negotiated in the free market • Price reduction: Over 30% since the end of the Stable Legal Framework (1997)
Agents	• More agents • Lower shares • New technologies • Higher capacity

Some improvements must be made,
as stated in the Electricity Law

21



Regulation
IBERDROLA
Spain, among the three least concentrated markets in Europe
100%
80%
60%
40%
20%
0%
Gre
Bel
Fra
Irl
Por
Che
Ita
Spa 97
Aus
Ger
Hun
Neth
Spa 07
UK
Nord
Largest generator
Three largest generators
Germany: No regulated TPA, which increases market power
Nordic Countries: includes Norway, Sweden, Finland and Denmark
22

Iberdrola's proposal

IBERDROLA

Iberdrola has a proposal based on:

Generation

- More markets (bilateral, forward...)
- Elimination of distortions
- Optimisation of capacity payment

Tariffs

- Elimination of Integral Tariff for industries (EU Directive)
- Creation of a Last Resort Supply for domestic customers, including a "Social Tariff" for esential consumption
- Additive, efficient and sufficient tariffs

23

Iberdrola's proposal

IBERDROLA

Iberdrola has a proposal based on :

Renewable Energies

- Maintain the model

Distribution

- Incentives to investments and quality

Environmental Issues

- Compliance with Spain's commitments

Non-Mainland

- Remuneration as a regulated activity
- Improve transparency and efficiency

Gas Market

- Tariffs to dissapear
- Improvement of gas storage

24

Analysis of current situation


IBERDROLA

The market is evolving rapidly and freely towards
a greater transparency and competition

Distortions in market prices have been due to regulatory inefficiencies.
There has been no abuse of market power

CTCs have achieved the target they were created for and the mechanism
"by differences" produces distortions

No other markets have been developed
as a result of regulatory inefficiencies

25

Analysis of current situation


IBERDROLA

Capacity payments must be coherent
with the result they intend to achieve

The evolution of the remuneration of Distribution
is not based on the main drivers of increases in costs

Tariffs not linked with energy prices compete advantageously with
suppliers and constitute a barrier to growth of retail sales

26

Market evolution

IBERDROLA

No other country presents a similar pro-competitive evolution

	1997	2007
Evolution of interconnections and relevant market	Spain	MIBEL
Share of largets agent	46%	24%
Share of two largest agents	75%	45%
HHI (Herfindahl-Hirschman Index)	3,102	1,337
New Agents and strength	0	15*
Nr of agents with marginal capacity	4	15
Capacity competing to set price (MW)	15,000	30,000
Nr of agents and price-taker energy	Scarce	Large (Sp. Reg)

*EDF, RWE, EDP, Enel, Electrabel...

27

Market evolution

IBERDROLA

No other country presents a similar pro-competitive evolution

	1997	2007
Transparency in the market	Nil	Total
Independent System and market operators	No	Yes (max. share by incumbents<1%
Market openess (eligibility)	0%	100%
Supervisory institutions		•CNE, ERSE, SDC, TDC M.Industry...

28


Market evolution
IBERDROLA
No agent will have market share above 25% by '07
Market shares in production
1997
2007e
Other Sp.Reg.
Imports
HC
4%
End
Unf
46%
29%
Ibe
Other Sp.Reg.
Imports
End
Gas Natural
6%
23%
Other Ord. Reg.
8%
24%
12%
EDP
Ibe
Unf
Over 30,000 MW and 15 players competing
29

Market evolution

IBERDROLA

Investments made by agents drive changes in market shares

	1997	2007					
	Total	Statu quo		New Invest.		Total
Endesa	46%	19%	+	4%	=	23%
Iberdrola	29%	16%	+	8%	=	24%
U. Fenosa	12%	6%	+	4%	=	10%
EDP	3.5%	11%	+	1%	=	12%
G. Natural	0%	0%	+	6%	=	6%
Other O.R.*	0.5%	2%	+	6%	=	8%
Other S.R.	6%	3%	+	12%	=	15%
Imports	3%	2%	+	0%	=	2%

* Viesgo, Elcogás, BBE, Tarragona Power, ESB, Electrabel, AES, Cepsa, Pego y Tapada

30

Improvement of wholesale market


IBERDROLA

Main measures

Eliminate regulatory distortions

- CTC remuneration system
- Restrictions (recently corrected with good results)
- Bilateral contracts (asymmetry in payment/collection of capacity payments disincentivise bilateral contracts)
- Tariffs with no reference to market price
- Minimum working hours (480) to obtain Capacity Payment
- Demand cannot set prices in the market

Foster freedom of contract:
Futures, financial contracts, bilaterals...

Design a system of capacity payments compatible with security of supply and market dynamics

31

Improvement of wholesale market


IBERDROLA

It is time to trust in the market after eight years of transition period

Market price must be trusted, as there is no risk of abuse of market power

- Many agents, some of them considerably strong
- Many contracting figures
- Supply curve with 30,000 MW of similar marginal cost
- Codes of conduct required
- Market supervisory bodies (CNE, ERSE, SDC)
- Market and System operators increasingly independent
- Full transparency in the market for all agents
- If there is abuse of market power, temporary VPPs

A non-regressive proposal in line with Law and Directives avoiding to put security of supply at risk

32

Tariff System (I)


IBERDROLA

A transparent, sufficient and additive system

Transparency implies defining a procedure to calculate access tariffs and their allocation to consumers

- CNE is the right institution to define it

In 2006 there can be an additive tariff converging in a short period of time with all the system's costs

33

Tariff System (II)


IBERDROLA

A transparent, sufficient and additive system

Integral tariffs must protect only residential consumers and act as a Last Resort Supply

- A Minimum Use Supply is defined as part of the Last Resource Supply in order to:
  - Protect the lowest consumption customers
  - Apply measures of energy saving and efficiency for capacity contracted above the minimum
- Last Resort Supplier would be the Distribution company

For the rest of consumers, Integral tariffs must disappear in 2007 through a plan including

- The absorption of current structural deficit
- No excessive increases for any kind of consumption
- An access tariff in which each consumer is allocated its costs

A maximum transition period of 2 years

34

Distribution Remuneration


IBERDROLA

Current remuneration updating drivers (CPI & demand growth) are not adequate

A system in line with CNE's proposal:

- **First driver must be future investment plans**
- **Second driver, quality improvement**
- **Third driver, CPI**
- **Fourth driver, efficiency improvement**

35

Supply


IBERDROLA

Eliminate barriers of entry

Remove a tariff system that is insufficient to recover cost. Eliminate tariff's unfair competition

Develop forward markets for risk management

Allow all suppliers to access the market in the same conditions

Develop pending regulation to standardize processes to access the free market and switch supplier

36

Environmental Policy


IBERDROLA

Firm commitment to fulfil Kyoto and emissions Directives (NO_x, SO_2...)

If tariff is modified in order to cover all costs, give priority to industrial sectors in the allocation of allowances

The value of allowances will be used to incentivise clean technologies

Avoid sector's pooling as a way to limit acid emissions

37

Renewable Energies

IBERDROLA

Continue promoting renewables

Maintain a stable remuneration based on premiums beyond 2008

- Set efficiency targets for new assets

Improve management of wind energy

- To maximize production
- To meet targets of increasing the capacity

38

Gas Market

IBERDROLA

A symmetric regulation with the electricity market

A tariff proposal similar to electricity sector's

Foster the development of gas transmission & storage infrastructures

Incentive gas infrastructures

39

Conclusion


IBERDROLA

It is possible and necessary to bet on the market with no fear

Liberalisation has allowed to meet a demand growth of 45% in 7 years

Competition parameters are evolving favourably. Improvement of some regulatory inefficiencies is needed

Capacity payments entitle to have capacity effectively available

Distribution remuneration to incentivise new investments

Tariff must be transparent and sufficient. Elimination of integral tariff has to be planned

Priority to industrial sectors in the allocation of allowances

40

Agenda

IBERDROLA

Highlights of the Period

Update on Regulatory Issues

Analysis of Results

Conclusion

41

Income Statement - Group

IBERDROLA

Double-digit growth in Operating and Net Profit

Eur MM	H1 2005	Abs. Chge.	Chge. %
Net Sales	5,419.9	+1,272.3	+30.7
Gross Margin	2,302.7	+60.6	+2.7
Basic Margin	2,366.9	+124.8	+5.6
Net Operating Expenses	-675.6	+12.1	-1.8
EBITDA	1,596.4	+135.7	+9.3
Operating Profit (EBIT)	1,111.5	+102.9	+10.2
Res. from non Current Assets	25.4	-0.2	-0.8
Profit before Taxes	966.0	+91.2	+10.4
Net Profit	653.0	+72.7	+12.5

42



Net Sales
IBERDROLA
Net Sales grow by 30.7% to Eur 5,419.9 MM
due to more activity and higher prices
Eur MM
4,048.9
830.2
540.8
5,419.9
+30.7%
Domestic Energy
Internat.
Non Energy
Net Sales
Net Sales - Domestic Energy
TOTAL Domestic Energy +33.1%
Generation +Supply +26.3%
Renewables +52.5%
Distribution +3.0%
43



Procurement Costs
IBERDROLA
Procurements rise by 59.5% to Eur 3,038.6 MM...
Eur MM
Procurements
+1,133.1 MM
1,905.5
3,038.6
H1 2004
H1 2005
Domestic Energy
2,183.7
+82.1%
International
512.0
+15.3%
Non Energy
343.0
...driven by higher fuel costs and higher purchases
as thermal production increases
44


From Gross Margin to Basic Margin
IBERDROLA
Basic Margin is up 5.6%
including the net effect of emission allowances
Eur MM
Basic Margin: Net effect of CO_2 allowances
2,381.3
-78.6
2,302.7
+64.2
2,366.9
Gross Margin ex-CO_2
Cost of CO_2 allowances
Reported Gross Margin
Allowances received
Basic Margin
CO_2: Net effect -14 MM Eur
45


Net Operating Expenses - Group
IBERDROLA
Net Op. Expenses improve 1.8% to Eur 675.6 MM
Eur MM
H1 2005
Chge %
Personnel -392.5 -0.9%
External Services -283.1 -3.0%
Operating expenses -305.9 +4.8%
Third party services 22.8 N/a
Net Op. Exp 675.6
Traditional businesses -7.6%
New businesses +26.4%
Third party services
are included in External Services
46


EBITDA - Group
IBERDROLA
EBITDA increases by +9.3% to Eur 1,596.4 MM ...
Eur MM
EBITDA Breakdown
Non Energy 122.6
International 230.8
Services & Other 16.3
Distribution 400.2
Renewables 189.7
Generation + Supply 636.9
...driven by Renewables (12%) and International (14%), that contribute 26% to total
47


EBIT - Group
IBERDROLA
Operating Profit (EBIT) up 10.2% to Eur 1,111.5 MM
Eur MM
EBIT
+10.2%
1,008.6
1,111.5
H1 2004
H1 2005
EBITDA Improvement +9.3%
+ 135.7 MM
Rise in Depr. & Prov. +7.3%
-32.8 MM
=
EBIT Growth +10.2%
+102.9 MM
48


Financial Result - Group
IBERDROLA
Financial Expenses under control (+3.8%)
Net Financial Expenses
Average Cost of debt
Eur MM
+3.8%
-188.8
-196.1
4.89%
4.57%
H1 2004
H1 2005
H1 2004
H1 2005
... fall in average cost offsets increase
in average outstanding debt up to Eur 11,581 MM
49


From EBIT to Net Profit
IBERDROLA
Net Profit up 12.5% driven by Operating Profit
Eur MM
H1 2005
Chge %
Equity method 25.2 -14.6%
Res. from non recurrent assets 25.4 -0.8%
Profit before Taxes 966.0 +10.4%
Taxes & Minorities -313.0 +6.3%
Net Profit 653.0 +12.5%
Net Profit
+12.5%
580.3
653.0
H1 2004
H1 2005
Tax rate: 31.7%
50

Tariff deviation


IBERDROLA

Sector's tariff deviation up to Eur 1,400 MM*

Iberdrola follows same criteria than in 2002 based on

- Electricity Sector Law 54/1997
- The recognition of the total tariff deviation corresponding to years 2000, 2001 and 2002 (Law 53/2002, Art 94.2).
- IAS 18

Iberdrola finances 35% of total deviation (Euro 498 MM)

- As an account receivable in Balance sheet

* Iberdrola estimate

51

Tariff deviation

IBERDROLA

Theoretical effect of deducting the deviation from revenues


EBITDA (Eur MM)
1,596
1,098
Reported
With Deviation
Net Profit (Eur MM)
653
329
Reported
With Deviation

EBITDA -25% and Net Profit -43% vs H1 2004

52



Results by Business
Generation Spain
IBERDROLA
Production falls 9.9% due to lower hydro factor
& maintenance in nuclear and coal plants...
Ord. regime production (GWh)
Fuel cost & generation price
(Eur/MWh)
...that will not be recurrent in H2
Adjusted load factor of c. cycles up to 71%
53

	H1 2005	Chg.
Hydro	4,466	-4,309
Nuclear	10,794	-2,290
C. cycles	6,247	+2,581
Coal	3,246	-135
Oil	1,871	+1,240
TOTAL	26,624	-2,913

	H1 2005	H1 2004
Nuclear	3.9	3.5
C. cycles	31.5	25.5
Coal	24.8	22.1
Oil	48.0	39.4
Pool Price	52.8	26.9



Results by Business
Generation + Supply - Spain
IBERDROLA
High pool prices affecting supply margins
Eur MM
Gross Margin H1 2004
837.2
101.2
88.4
1,026.8
Gen.
I.F.C.
Supply
Generation+ Supply
GWh supplied 14,542
Gross Margin H1 2005
1,140.5
-286.1
17.9
872.3
Gen.
I.F.C.
Supply
Generation+ Supply
GWh supplied 16,064
54



Generation in Spain
IBERDROLA
EBITDA decreases 3.8% to Eur 688.7 MM
Operating highlights
Production down 9.9%
Pool prices up 96% and fuel costs up 90%
Effect on Supply margins
Effect of CO_2: Eur -14 MM
Financial highlights
Eur MM
2005
%
Gross Margin 854.4 -9.0%
Basic Margin 918.6 -2.1%
Net. Op. Exp. -198.1 +3.2%
EBITDA 688.7 -3.8%
55



Results by Business - Renewables
IBERDROLA
Capacity increases by 23.1% up to 3,280 MW...
Installed Capacity (MW)
+23.1%
2,664
3,280
H1 2004
H1 2005
Production (GWh)
+27.2%
2,727
2,389
+32.3%
3,470
3,162
H1 2004
H1 2005
Wind
Mini-Hydro
...taking production to 3,470 GWh (+27.2%)
56


Results by Business - Renewables
IBERDROLA
...for a 52.5% rise in Gross Margin & EBITDA
EBITDA growth
+33.1%
+52.5%
Q1
H1
Financial highlights
Eur MM
Gross Margin 237.0 +52.5%
Net Op. Exp. -44.6 +51.7%
EBITDA 189.7 +52.5%
Price (Eur/MWh) 68.3 +19.8%
...results accelerating during the year
57


Results by Business - Distribution
IBERDROLA
EBITDA +6.8% up to Eur 400.2 MM
driven by efficiency gains
Operating Highlights
Higher Regulated revenues
Efficiency Gains
Financial Highlights
Eur MM
Gross Margin 685.1 +3.0%
Net Op. Exp. -242.2 -2.8%
EBITDA 400.2 +6.8%
58


Results by Business – Non Energy
IBERDROLA
EBITDA up 60.5% to Eur 122.6 MM
Real Estate accounts for 63% of total
Breakdown of EBITDA %
Engineering & Services 25%
Other 3%
IBV 9%
Real Estate 63%
Financial Highlights
Eur MM
Gross Margin 197.8 +17.5%
Net Op. Exp.* -72.9 -19.5%
EBITDA 122.6 +60.5%
*Affected by accounting of Services
59


Results by Business – Non Energy
IBERDROLA
Real Estate EBITDA up 28.4% to Eur 77.2 MM
Breakdown of Assets
Prop. Portfolio
Development of dwellings for sale
Commercial 22%
2.2 MM m2
78% Residential
Management 28%
2,090
72% Construction
Financial Highlights
Eur MM
H1 2005
Gross Margin 88.4 +22.6%
EBITDA 77.2 +28.4%
Net Profit 42.1 +15.2%
60

Results by Business – Non Energy

IBERDROLA

Engineering and Services EBITDA totals Eur 31.7 MM

Projects in Spain, Mexico and 13 additional countries

Engineering and construction projects in electricity generation and distribution

Workforce of 1,100 professionals

61

Results by Business – International

IBERDROLA

International EBITDA grows 59.0% to Eur 230.8 MM...

Contribution of International (% of total Group's EBITDA)



6.7%
9.9%
14.4%
H1 2003
H1 2004
H1 2005

Financial Highlights

Eur MM	H1 2005	%
Gross Margin	318.2	+38.2%
Net Op. Exp.	-84.5	+8.2%
EBITDA	230.8	+59.0%

...Gross Margin rising due to increase in activities plus efficiency gains

62


Results by Business - International
IBERDROLA
International accounts for 14% of total EBITDA
Brazil
Mexico-Guatemala
Business Evolution
Increase in sales
Higher tariffs
Additional production
Termope
Exchange rate
More production: La Laguna (500 MW)
High availability (Altamira)
Contribution to financial statements
EBITDA (Eur MM)
138.8
As a % of Debt
5.7%
As a % of Equity
10.3%
EBITDA (Eur MM)
92.0
As a % of Debt
5.3%
As a % of Equity
8.1%
63


Agenda
IBERDROLA
Highlights of the Period
Update on Regulatory Issues
Analysis of Results
Conclusion
64

Conclusion

IBERDROLA

H1 2005: Net Profit up 12.5% to Eur 653.0 MM

Stable Group's production with 48% lower hydro ...

...due to increase in capacity: 2,487 MW since H1 2004

Increasing efficiency: Net Operating Expenses fall 1.3%

Rising EBITDA (+9.3%)
driven by International and Renewables

Maintaining financial strength: Leverage at 55.0%
110 bp decrease in like-for-like terms

65

Outlook for 2005: Iberdrola

IBERDROLA

Increasing results thanks to new investments

Challenging conditions...

- High Demand Growth
- Very low hydro factor
- High fuel costs
- High CO_2 prices

...Iberdrola, investing in security of supply

- More Production in H2
  - More capacity
    - Combined cycles
      Aceca and La Laguna: + 1,000 M
      Arcos (year end): +800 MW
    - Renewables: +500 MW
  - Higher availability in Generation (refuelling finished)
- Efficiency improvements

Disclaimer


IBERDROLA

THIS DOCUMENT HAS BEEN PREPARED BY THE COMPANY SOLELY FOR USE DURING THE PRESENTATION CORRESPONDING TO FIRST HALF 2005 RESULTS (UNAUDITED).

THE INFORMATION CONTAINED IN THIS DOCUMENT AND ANY FOWARD LOOKING STATEMENTS HAVE NOT BEEN INDEPENDENTLY VERIFIED AND NO REPRESENTATION OR WARRANTY EXPRESS OF IMPLIED IS MADE AS TO, AND NO RELIANCE SHOULD BE PLACED ON, THE FAIRNESS, ACCURACY, COMPLETENESS OR CORRECTNESS OF THE INFORMATION OR OPINIONS CONTAINED HEREIN.

NONE OF THE COMPANY, OR ANY OF ITS ADVISORS OR REPRESENTATIVES SHALL HAVE ANY LIABILITY WHATSOEVER (IN NEGLIGENCE OR OTHERWISE) FOR ANY LOSS HOWSOEVER ARISING FROM ANY USE OF THIS DOCUMENT OR ITS CONTENTS OR OTHERWISE ARISING IN CONNECTION WITH THIS DOCUMENT.

THIS DOCUMENT DOES NOT CONSTITUTE AN OFFER OR INVITATION TO PURCHASE OR SUBSCRIBE FOR ANY SHARES AND NEITHER IT NOR ANY PART OF IT SHALL FORM THE BASIS OF OR BE RELIED IN CONNECTION WITH ANY CONTRACT OR COMMITMENT WHATSOEVER.

67


First Half 2005 Results
x2+
21st July 2005
IBERDROLA

Agreement with Gas Natural for the acquisition of assets



September 2005

IBERDROLA

Agenda

IBERDROLA

Description of the transaction

Description of the assets

Transaction rationale

Impact on Iberdrola

Conclusion

Description of the transaction

IBERDROLA

Gas Natural has launched a tender offer on Endesa subject to obtaining a 75% acceptance

Iberdrola has agreed with Gas Natural the acquisition of certain assets of the resulting Group, subject to the obtention of all the necessary authorizations

The agreement includes:

Assets in Spain	• Electricity System of the Ballearic Islands (electricity generation and distribution) • Electricity generation assets • Gas distribution in certain mainland areas with presence of Iberdrola and the Ballearic Islands
Assets in Europe	• Operating generation assets and wind assets under development • Stake in SNET in France
Assets in Latin America	• Interest in assets to be defined in areas where Iberdrola has operating presence

3


Estimated transaction timetable
IBERDROLA
Once the takeover is settled and closed, at least
2-3 additional months to close acquisition of assets
September
2005
Launch of the takeover
March-April
2006
Closing and settlement of the takeover
Start of the asset acquisition process by Iberdrola
Price setting
Agreement
Execution and closing of the assets acquisition
4


Transaction Valuation
IBERDROLA
A valuation mechanism that ensures a fair price
Iberdrola Bank Selection
Valuation
Difference <10%
Price= Average between valuations
3 weeks
Gas Natural Bank Selection
Valuation
Difference >10%
Valuation by 3rd Bank
Price = Avg between 3rd Bank's valuation and the closest of the first two
3 weeks
5

Transaction Conditions


IBERDROLA

- The acquisition by Iberdrola of the assets from the Group resulting from the takeover is subject to:
  - Required authorizations from competent authorities:
    - CNMV
    - CNE
    - Competition authorities,

  as well as the conditions set by those authorities

  - Necessary consent from third parties

6

Agenda


IBERDROLA

Description of the transaction

Description of the assets

Transaction rationale

Impact on Iberdrola

Conclusion

Description of the assets


IBERDROLA

Spain: 4,900 MW of Generation and y 1.85 MM of Electricity and Gas points of supply

Electricity System of Ballearic Islands	Generation: 1,800 MW	• 2 CCGT plants (450 MW) • 1 imported coal plant (500 MW) • 6 fuel-oil plants (850 MW in total)
	Distribution: 0.6 MM points of supply	• Electricity distribution network • Annual demand up to 5,000 GWh
Mainland Generation assets	Installed capacity: 3,100 MW	• As Pontes plant, under conversion to imported coal (1,500 MW) • Teruel coal plant (1,100 MW) • Foix fuel-oil plant (Barcelona, 525 MW), with licence for 800 MW of CCGTs
Gas Distribution assets	1.25 MM points of supply	• In "Iberdrola's" geographic areas: Madrid, Valencia, Murcia and Ballearic Islands


Description of the assets
IBERDROLA
International: acquisition of significant presence in Europe
Italy
Generation: 2,600 MW
• Annual production over 13,000 GWh
Renewable Energies
• 200 MW in wind parks under development
France
65% of SNET
• 2,600 MW of installed capacity in France, with a production of 11,300 GWh per annum in total
• 140 MW equivalent in Poland and 13 MW in Turkey
Latin America
• Interest in assets to be defined in areas where Iberdrola has operating presence
9

Agenda

IBERDROLA

Description of the transaction

Description of the assets

Transaction rationale

Impact on Iberdrola

Conclusion

10

Transaction Rationale

IBERDROLA

Improves competition in the energy sector

Fosters liberalisation in electricity and gas

It is coherent with the Strategic Plan principles

Improves Iberdrola's financial position

11

Agenda

IBERDROLA

Description of the transaction

Description of the assets

Transaction rationale

Impact on Iberdrola

Conclusion

12


Impact on Iberdrola Group: Production
IBERDROLA
Production up to 165 TWh per annum
Production* (TWh)
+116
165
32
International
85
20
49
65
133
Spain
Start of Strategic Plan
12/31/2005e(**)
12/31/2006e(**) (pro-forma)
116 TWh additional since the start of the Strategic Plan
(*) Hydro production corresponding to average year
(**) Analysis (i) based on public information, (ii) subject to review of estimates
13


Impact on Iberdrola Group: Capacity
IBERDROLA
44 GW of installed capacity
Installed capacity (GW)
+28
44
14
International
27
3
16
24
30
Spain
Start of Strategic Plan
12/31/2005e(*)
12/31/2006e(*) (pro-forma)
28 GW additional since the start of the Strategic Plan
(*) Analysis (i) based on public information, (ii) subject to review of estimates
14


Impact on Iberdrola Group:
Electricity customers
IBERDROLA
Over 22 million electricity supply customers...
Electricity supply customers (MM)
+5
17
19
22
8
9
8
International
Spain
Start of Strategic Plan
12/31/2005e(*)
12/31/2006e(*) (pro-forma)
5 MM additional since the start of the Strategic Plan
(*) Includes electricity customers under integral tariff and liberalised supply customers


Impact on Iberdrola Group: Gas
IBERDROLA
...and acquiring 1.25 MM points of supply in Gas
C. Madrid
C. Valenciana
Ballearic Islands
C. Murcia
1.25 MM
Points of supply

Impact on Iberdrola Spain – Production (hydro production corresponding to avg. year)

IBERDROLA

Diversification of mix and presence in Ballearic Islands

	2005e Production (TWh) (pre-transaction)	2006e Production (TWh) (post-transaction)	Change (TWh)
Mainland	65.3	97.2	+31.9
Ordinary Regime	56.7	84.8	+28.1
Special Regime	8.6	12.4	+3.8
Ballearic Islands	0	5.3	+5.3
TOTAL	65	103	+38

17

Impact on Iberdrola Spain- Capacity

IBERDROLA

Diversification of mix and presence in Ballearic Islands

	2005e Capacity (GW) (pre-transaction)	2006e Capacity (GW) (post-transaction)	Change (GW)
Mainland	23.8	28.2	+4.4
Ordinary Regime	19.7	23.3	+3.6
Nuclear	3.3	3.3	+0.0
Combined Cycles	4.0	4.8	+0.8
Hydro	8.8	8.8	+0.0
Coal	1.3	3.8	+2.5
Fuel	2.3	2.6	+0.3
Special Regime	4.1	4.9	+0.8
Ballearic Islands	0	1.8	+1.8
TOTAL	24	30	+6

18

Financial Impact


IBERDROLA

Maintaining Strategic Plan's profitability and strength

Leverage

- Leverage is not increased, maintaining the commitnent to reduce leverage to the level of 50%
- A solid rating level is maintained

Earnings per Share

- No dillution on EPS is generated, after a first stage, based on:
  - Preliminary financial estimates on assets to be acquired
  - Regulatory continuity
  - Possible financing structure of the transaction

Combination of debt and capital increase to finance the transaction

19

Financial Impact

IBERDROLA

Maintaining Strategic Plan's profitability and strength

Investment	Eur 7,000 – 9,000 MM	
	2006e(*)	**2007e(*)**
EBITDA growth	Strat. Plan estimate + 20 to 25%	Strat. Plan estimate + 25 to 30%
N. Profit growth	Strat. Plan estimate + 15 to 20%	Strat. Plan estimate + 15 to 20%
EPS growth	Strat. Plan estimate -5% to 0%	Strat. Plan estimate -2% a +2%
DPS growth	Maintaining policy and commitments	Maintaining policy and commitments

Return on capital employed in line with Plan estimates

(*) Analysis (i) based on public information, (ii) excluding operating improvements

20

Agenda

IBERDROLA

Description of the transaction

Description of the assets

Transaction rationale

Impact on Iberdrola

Conclusion

21

Conclusion


IBERDROLA

A good transaction for Iberdrola's shareholders and fixed-income investors

Strengthens Iberdrola's plans in Spain

Increases presence in Europe

Access to new regulated businesses:
Gas distribution and non-mainland

Profitability and financial strength
to be maintained short term and improved long term

Accelerates the sector's liberalisation

Coherent with strategic principles

22


Conclusion
IBERDROLA
Once the Strategic Plan's targets
have almost been reached...
Enhances value
Maintains
profitability and
dividend
x2+
Increases
size
Maintains solidity
...This is the Plan's +

Disclaimer


IBERDROLA

THIS DOCUMENT HAS BEEN PREPARED BY THE COMPANY SOLELY FOR USE DURING THE PRESENTATION OF THE AGREEMENT WITH GAS NATURAL FOR THE ACQUISITION OF ASSETS.

THE INFORMATION CONTAINED IN THIS DOCUMENT AND ANY FOWARD LOOKING STATEMENTS HAVE NOT BEEN INDEPENDENTLY VERIFIED AND NO REPRESENTATION OR WARRANTY EXPRESS OF IMPLIED IS MADE AS TO, AND NO RELIANCE SHOULD BE PLACED ON, THE FAIRNESS, ACCURACY, COMPLETENESS OR CORRECTNESS OF THE INFORMATION OR OPINIONS CONTAINED HEREIN.

NONE OF THE COMPANY, OR ANY OF ITS ADVISORS OR REPRESENTATIVES SHALL HAVE ANY LIABILITY WHATSOEVER (IN NEGLIGENCE OR OTHERWISE) FOR ANY LOSS HOWSOEVER ARISING FROM ANY USE OF THIS DOCUMENT OR ITS CONTENTS OR OTHERWISE ARISING IN CONNECTION WITH THIS DOCUMENT.

THIS DOCUMENT DOES NOT CONSTITUTE AN OFFER OR INVITATION TO PURCHASE OR SUBSCRIBE FOR ANY SHARES IN ACCORDANCE WITH THE ROYAL DECREE LAW 5/2005 AND/OR THE ROYAL DECREE 291/1992, AS AMENDED BY THE FORMER. NEITHER THIS DOCUMENT NOR ANY PART OF IT SHALL FORM THE BASIS OF OR BE RELIED IN CONNECTION WITH ANY CONTRACT OR COMMITMENT WHATSOEVER.

24


Agreement with Gas Natural
for the acquisition of assets
x2+
IBERDROLA
September 2005

Nine Months 2005 Results

x2+

20th October 2005

IBERDROLA

Agenda


IBERDROLA

Highlights of the Period

Analysis of Results

Agreement with Gas Natural for the acquisition of assets, subject to certain approvals

Conclusion

Highlights of the period. Financials


IBERDROLA

Net Profit up 12.6% to Eur 984.0 MM due to new investments

Increase in production in Q3

Prices in line with Europe

Efficiency gains continue:
Basic Margin growing above Net Operating Expenses

EBITDA increases 10.7%
boosted by Renewables & International

Highlights of the period. Strategic


IBERDROLA

Strategic Plan's target for C. Cycles in Spain achieved, 4,000 MW in operational

Regulation:

- New Renewables Promotion Plan 2005-2010
- National Reforms Program

Agreement with Gas Natural

Group's Production


IBERDROLA

Production with combined cycles and renewables up 43%

Production mix 9M 2005


Oil
5%
Cogen
2%
Hydro
11%
Coal
8%
Renew.
8%
Comb.
Cycles
39%
Nuclear
27%

Group's net production


60,704
+0.6%
61,183
Rest of
technologies
+43%
C. Cycles+
Renewables
9M 2004
9M 2005

Group's Production


IBERDROLA

Increase of production in Q3

Production: 2005 vs 2004

Q1	Q2	Q3
-1.0%	-3.8%	+6.7%

Increase in Production: Drivers

- Combined cycles: 400 MW in Spain and 500 MW in Mexico
- Renewables: 527 MW additional y-o-y
- End of refuelling of nuclear plants

9M Group's production up +0.6% from -2.3% in H1

Pricing environment - Spain


IBERDROLA

Prices affected by different factors

High demand growth: +5.4%

Internalization of CO_2 at high prices: Eur 17/ton on average

Rising prices of commodities

Temporary non-availabilty of nuclear plants in H1

Low hydro production

Net Operating Expenses - Group



IBERDROLA

Increases in efficiency
Basic Margin growing 310 bp above Net. Op. Exp.



Efficiency gains
+8.8%
+5.7%
Basic Margin*
Net Op. Exp.

** Includes the net effect of emission allowances*

EBITDA - Group


IBERDROLA

EBITDA increases by 10.7% to Eur 2,393.2 MM

Eur MM

	Traditional Gen+Supply	Distribution	C. Cycles	Renewables	Internat.	Non Energy	EBITDA
Eur MM	664.1	600.9	278.7	287.8	371.1	190.5	2,393.2
Change	-35%	+8%	+108.7%			+41.1%	+10.7%

New investments offset Traditional Generation in Spain

Net Profit


IBERDROLA

Net Profit up 12.6% to Eur 984.0 MM in line with Operating Profit

Eur MM

	9M 2004	9M 2005	Change
Operating Profit (EBIT)	1,466.3	1,643.7	+12.1%
Net Profit	873.7	984.0	+12.6%

Installed Capacity: Spain


IBERDROLA

Strategic Plan's target for C. Cycles in Spain achieved, 4,000 MW operational


C. Cycles: Capacity increases
1,200
Castellón
Castejón
200
BBE
1,400
Tarragona
Santurce
Arcos I-II
1,200
Aceca
Arcos III
4,000
2001
2002
2003
2004
2005
Total
Cogeneration (MW)
+34%
289
387
9M 2004
9M 2005

...and almost 400 MW in cogeneration

Renewable Energy:
New National Renewables Plan


IBERDROLA

Reinforcing Iberdrola's position:
Potential increase in target after 2008

Wind Energy targets (MW)


8,155
13,000
20,000
FY 2004
(Real)
NEP target
(2010)
New target
(2010)

Enhancing value of existing pipeline as first mover

Renewable Energy


IBERDROLA

Addition of 527 MW to reach 3,304 MW


Renewable Energy (MW)
2,777
3,304
5,500
1,000
Inter.
4,500
Spain
9M 2004
9M 2005
2008E

...total pipeline amounts to 14,900 MW

Renewable Energy


IBERDROLA

Increasing activities in Europe:
1,100 MW under advanced development

Country	MW
United Kingdom	145
France	225
Portugal	146
Italy	200
Germany	107
Poland	161
Greece	114

National Reforms Program


IBERDROLA

Promoting competition and incentivising efficiency

Energy sector

A transparent regulatory framework

- "Guarantee energy supply and the implementation of new investments"
- "Promote a higher degree of competition"
- "Price formation based on market mechanisms"
- "Internalization of environmental costs"
- "Eliminate distortions that hinder market functioning"
- "Strategy of sustainable development (...) that will allow to comply with the commitments of the Kyoto Protocol"

National Reforms Program


IBERDROLA

Promoting competition and incentivising efficiency

Electricity sector

Reform of the wholesale generation market

- "Improve conditons for effective competition"
- "And guarantee a price formation based on competitive mechanisms"

Tariff methodology

- "New, objective and transparent"
- "That takes in to account all the costs recognized"
- "Allows the development of commercialisation activities"
- "And incentivises efficiency (...) in electricity commercialisation"

Remuneration of Distribution based on...

- "The perception by each company of all the costs associated to its own networks, taking into account:
  - •The demand it serves;
  - •The percentage of losses in its networks;
  - •Quality of supply and efficiency."

Agreement with Gas Natural for the acquisition of assets, subject to certain approvals


IBERDROLA

Coherent with strategic principles

A good transaction for Iberdrola's stakeholders

Improving competition and transparency for the benefit of the consumers

Optimizes balance between public & private interests

Complies with regulatory requirements

Strategic Rationale of Agreement with Gas Natural


IBERDROLA


Consolidates the project in Spain
Increases our international presence
x 2 +
Allows us to enter new regulated business

A decided commitment to the market, coherent with the Strategy of the Company

Agenda


IBERDROLA

Highlights of the Period

Analysis of Results

Agreement with Gas Natural for the acquisition of assets, subject to certain approvals

Conclusion

Income Statement - Group



IBERDROLA

Double-digit growth in Operating and Net Profit

Eur MM	9M 2005	Abs Chge	Chge %
Net Sales	8,442.7	+2,076.6	+32.6
Gross Margin	3,497.8	+190.1	+5.7
Basic Margin	3,598.3	+290.6	+8.8
Net Operating Expenses	-1,065.9	-57.5	+5.7
EBITDA	2,393.2	+231.1	+10.7
Operating Profit (EBIT)	1,643.7	+177.4	+12.1
Res. from non Current Assets	29.9	-50.3	-62.7
Profit before Taxes	1,410.8	+107.5	+8.2
Net Profit	984.0	+110.3	+12.6

Third party services


IBERDROLA

Third party services included in Gross Margin to increase visibility and transparency...

Eur MM

Reporting until H1

	9M '05	9M '04	Chg %
Gross Margin	3,437.3	3,291.0	+4.4%
Net Op. Exp.	-1,005.4	-991.7	+1.4%
3rd party serv.	+60.5	+16.7	
EBITDA	2,393.2	2,162.1	+10.7%

New reporting

	9M '05	9M '04	Chg %
Gross Margin	3,497.8	3,307.7	+5.7%
3rd Party serv.	+60.5	+16.7	
Net Op. Exp.	-1,065.9	-1,008.4	+5.7%
EBITDA	2,393.2	2,162.1	+10.7%

...under Engineering and Services (Non-Energy business)

Net Sales

IBERDROLA

Net Sales grow by 32.6% to Eur 8,442.7 MM due to more activity and higher prices

Eur MM

	Domestic Energy	Internat.	Non Energy	Net Sales
Value	6,237.1	1,388.9	816.7	8,442.7
Change	+34.0%	+36.8%	+17.5%	+32.6%

Net Sales - Domestic Energy

	Chge
TOTAL Domestic Energy	+34.0%
Generation +Supply	+29.3%
Renewables	+60.2%
Distribution	+4.0%

Procurement Costs


IBERDROLA

Procurements rise by 57.7% to Eur 4,823.6 MM...


Eur MM
Procurements
+1,765.2 MM
3,058.4
4,823.6
9M 2004
9M 2005
Domestic Energy
3,452.8
+74.6%
International
882.5
+33.2%
Non Energy
488.3
+16.8%

...driven by higher fuel costs and higher purchases as thermal production increases

From Gross Margin to Basic Margin


IBERDROLA

Basic Margin is up 8.8%
including the net effect of emission allowances

Eur MM

Basic Margin: Net effect of CO_2 allowances

3,619.1
+9.4%
Gross Margin ex-CO_2
-121.3
Cost of CO_2 allowances
3,497.8
+5.7%
Reported Gross Margin
+100.5
Allowances received
3,598.3
+8.8%
Basic Margin

CO_2: Net effect -21 MM Eur

Net Operating Expenses - Group

IBERDROLA

Net Operating Expenses up 5.7% as efficiency in traditional businesses offset increase in activities

Net Op. Exp. by item

	9M 2005	Chge %
Net Personnel	-593.7	+1.0%
Net Ext. Svces	-472.2	+12.3%
Total	-1,065.9	+5.7%

Net Op. Exp. by business

Traditional businesses: +0.5%

New businesses: +37.8%

Total: +5.7%

Control in personnel expenses

EBITDA - Group

EBITDA increases by +10.7% to Eur 2,393.2 MM ...

Eur MM

EBITDA 9M 2004
Non Energy 135.2
International 236.7
2,162 MM Eur
Generation + Supply 1,061.3
Distribution 554.4
Renewables 179.8
EBITDA 9M 2005
Non Energy 190.5
International 371.1
2,393 MM Eur
Generation + Supply 926.7
Distribution 600.9
Renewables 287.8

...driven by Renewables (12%) and International (16%), that increase contribution from 19% to 28%

EBIT - Group


IBERDROLA

Operating Profit (EBIT) up 12.1% to Eur 1,643.7 MM

Eur MM

EBIT

+12.1%

	9M 2004	9M 2005
EBIT	1,466.3	1,643.7

EBITDA Improvement +10.7%	+ 231.1 MM
Rise in Depr. & Prov. +7.7%	-53.7 MM
=	
EBIT Growth +12.1%	[illegible]

Financial Debt - Group

IBERDROLA

Net Debt affected by tariff deviation effect

Eur MM

Net Debt Evolution


+Eur 1,652 MM
10,673
12,325
FY 2004
9M 2005

Increase in Net Debt: Breakdown


Working Capital
17%
Cash Flow - Investments -Dividends
20%
Exchange differences
10%
Tariff Deviation
53%

Financial Debt - Group

IBERDROLA

Leverage falls to 54.8% ex tariff deviation impact

Eur MM

Net Debt & Equity (Eur MM)

	9M 2004	9M 2005
Net Debt (Reported)	10,607	12,325
Tariff deviation	n/a	873
Net Debt ex-deviation	10,607	11,452
Equity	8,628	9,464

Leverage

55.0%

56.6%

54.8%

Ex tariff deviation impact

9M 2004 9M 2005

Financial Result - Group


IBERDROLA

Financial expenses up 7.8% to Eur 298.5 MM


Net Financial Expenses
Eur MM
-276.9
+7.8%
-298.5
9M 2004
9M 2005
Average Cost of debt
4.56%
4.56%
9M 2004
9M 2005

From EBIT to Net Profit


IBERDROLA

Net Profit up 12.6% driven by Operating Profit

Eur MM

	9M 2005	Chge %
Equity method	35.7	+5.9%
Res. from non recurrent assets	29.9	-62.7%
Profit before Taxes	1,410.8	+8.2%
Taxes & Minorities	-426.8	-0.7%
Net Profit	984.0	+12.6%

Net Profit


+12.6%


873.7
984.0
9M 2004
9M 2005

Results from non recurrent assets fall 62.7%

Tariff deviation


IBERDROLA

Sector's tariff deviation up to Eur 2,493 MM*

Iberdrola follows same criteria than in 2002 based on...

- Electricity Sector Law 54/1997
- The recognition of the total tariff deviation corresponding to years 2000, 2001 and 2002 (Law 53/2002, Art 94.2).
- Legal opinions from Allen & Overy, Clifford Chance, Uría y Menéndez and others
- Supreme Court decissions recognising the principle of tariff sufficiency (2-dec-2002, 2-oct-2003, 12-nov-2003 and 15-feb-2004)
- IAS 18

Iberdrola finances 35% of total deviation (Euro 873 MM)

- As an account receivable in Balance sheet

* Iberdrola estimate

Tariff deviation


IBERDROLA

Electricity Sector Law 54/97

"Tariffs shall include (...):

a) **The cost of generation.**
b) **The relevant rates for the transmission and distribution (...).**
c) **The retailing (supply sales) costs.**
d) **The permanent costs of the system.**
e) **The costs of supply diversification and security."**
(Art. 17.1)

"Generation activities shall (...) be remunerated in line with the marginal price corresponding to the offer made by the last generation unit." (Art. 16.1)

Tariff deviation


IBERDROLA

Theoretical effect of deducting the deviation from revenues

EBIT (Eur MM)
1,464
771
Reported
With Deviation
Net Profit (Eur MM)
984
417
Reported
With Deviation

EBIT -47% and Net Profit -52% vs 9M 2004

Results by Business
Generation Spain


IBERDROLA

Combined cycles partially offset lower production from traditional technologies

Ord. regime production
(GWh)

	9M 2005	Chg.
Hydro	5,945	-46.8%
Nuclear	16,359	-18.3%
C. cycles	10,351	+71.3%
Coal	5,094	-3.8%
Oil	2,855	+58.6%
TOTAL	40,604	-8.4%

Cost of Fuel & CO_2 (Average)*

Eur/MWh	9M 2005	9M 2004
Nuclear	3.5	3.3
C. Cycles	33.0	25.9
Coal	24.7	23.2
Oil	52.6	42.4
Cost of CO_2 (Eur/ton)	17.0	n/a

*Variable O&M costs and gas access fees not included

CO_2 internalised as fuel cost

Generation in Spain


IBERDROLA

EBITDA +0.2% to Eur 1,036.0 MM due to stronger Q3 (EBITDA +9.1%)

Operating highlights

- Production down 8.4%
- Pool prices up +91%
Procurement cost up 108%*
- Effect on Supply margins
- Effect of CO_2
Eur -21 MM

*Includes fuel and CO2 cost

Financial highlights

Eur MM	9M 2005	%
Gross Margin	1,287.1	-5.6%
Basic Margin	1,387.6	+1.8%
Net. Op. Exp.	-305.9	+7.6%
EBITDA	1,036.0	+0.2%

Results by Business
Generation + Supply - Spain

IBERDROLA

...with Supply still affected by pool prices

Eur MM

Gross Margin 9M 2004

Gen.	I.F.C.	Supply	Generation+ Supply
1,244.2	118.9	106.6	1,469.7

GWh supplied 22,459

Gross Margin 9M 2005

Gen.	I.F.C.	Supply	Generation+ Supply
1,764.5	477.4	-8.9	1,278.2

GWh supplied 24,004

Results by Business - Renewables


IBERDROLA

28% higher production at a 21% higher price...


Production (GWh)
+28.0%
3,806
3,346
460
+32.1%
-1.3%
4,873
4,419
454
Wind
Mini-hydro
9M 2004
9M 2005
Wind Prices (Eur/MWh)
+20.9%
61.6
74.5
9M 2004
9M 2005

...due to a gradual change to market participation in H2

94% of total assets already under such scheme

Results by Business - Renewables


IBERDROLA

...for a 60% rise in EBITDA up to Eur 287.8 MM


EBITDA growth
+33%
+52%
+60%
Q1
H1
9M

Financial highlights

Eur MM	9M 2005	%
Gross Margin	359.1	+60.2%
Net Op. Exp.	-67.1	+61.3%
EBITDA	287.8	+60.1%

...results continue accelerating during the year

Results by Business - Distribution


IBERDROLA

EBITDA +8.4% up to Eur 600.9 MM driven by efficiency gains and quality of service


Operating Highlights
Higher Regulated revenues and lower losses
Efficiency Gains
Financial Highlights

Eur MM	9M 2005	%
Gross Margin	1,035.2	+4.0%
Net Op. Exp.	-372.2	-2.3%
EBITDA	600.9	+8.4%

...ICEIT improves 11.8% to 1.26 hrs

Results by Business – Non Energy

IBERDROLA

EBITDA up 40.9% to Eur 190.5 MM
Real Estate accounts for 52% of total

Breakdown of EBITDA %

Engineering & Services 40%
Real Estate 52%
IBV 8%

Financial Highlights

Eur MM	9M 2005	%
Gross Margin	328.4	+18.5%
Net Op. Exp.	-134.9	-3.7%
EBITDA	190.5	+40.9%

Engineering & Services accounted for in Gross Margin

Results by Business – International


IBERDROLA

International EBITDA grows 56.8% to Eur 371.1 MM...

Contribution of International (% of total Group's EBITDA)


8.3%
11.0%
15.5%
9M 2003
9M 2004
9M 2005

Financial Highlights

Eur MM	9M 2005	%
Gross Margin	506.4	+43.5%
Net Op. Exp.	130.9	+22.0%
EBITDA	371.1	+56.8%

...Gross Margin up (increase in activities and currency evolution) plus efficiency gains

Results by Business - International

IBERDROLA

International accounts for 15.5% of total EBITDA

	Brazil	Mexico-Guatemala
Business Evolution	↑ Increase in sales ↑ Higher tariffs ↑ Additional production Termope ↑ Exchange rate	↑ More production: La Laguna (500 MW) ↑ High availability (Altamira & Monterrey)
Contribution to financial statements		
EBITDA (Eur MM)	225.6	145.5
As a % of Debt	5.6%	5.0%
As a % of Equity	10.4%	8.1%

Agenda


IBERDROLA

Highlights of the Period

Analysis of Results

Agreement with Gas Natural for the acquisition of assets, subject to certain approvals

Conclusion

Agreement with Gas Natural


IBERDROLA

1. **Analysis of the Acquisitions**
2. Regulatory requirements

Transaction Conditions


IBERDROLA

The acquisition by Iberdrola of assets from the Group resulting from the takeover is subject to...


1

Successful completion of the takeover by Gas Natural


2

Required authorizations from competent authorities as well as the conditions set by those authorities


3

Necessary consents from third parties

Scope of Assets: Spain

IBERDROLA

Spain: 4,900 MW of Generation & 1.85 MM Electricity and Gas points of supply

- Electricity System of the Balearic Islands:
  - Generation: 1,800 MW
  - Distribution: 0.6 MM points of supply
- Gas Distribution: 1.25 MM points of supply
  - In certain mainland areas with presence of Iberdrola and the Balearic Islands

Regulated

- Mainland generation assets: 3,100 MW

Non Regulated

Scope of Assets: Europe and Latam


IBERDROLA

Generation in Europe: Italy and France

Europe

- Italy:
  - Generation: 2,600 MW
  - Renewables: 200 MW in wind parks under development
- 65% stake in SNET in France

Latam

- Interest in assets to be defined in areas where Iberdrola has operating presence

Regulated Assets in Spain: Balearic Islands


IBERDROLA


Business
Model

- Generation: price-setting mechanism according to approved costs
- Electricity Distribution: a natural monopoly that provides regulated access to third parties


Advantages

- Entrance of new agent in non-mainland territories will provide transparency and benchmark for the Regulator to settle the specific conditions for remuneration
- Iberdrola commits to Investment Plan

Regulated Assets in Spain: Gas Distribution


IBERDROLA

Business Model	• A natural monopoly that provides regulated access to third parties
Advantages	• Iberdrola, new entrant in the business • Joint management of gas and electricity networks common in European countries (Portugal, Germany, Italy), and even in Spain (Asturias, Aragon and Extremadura) • Synergies will translate into better service • Investments will be accelerated due to joint management of networks

Purchase of regulated assets does not alter its natural monopoly status

Non-Regulated Assets in Spain

IBERDROLA


Business Model
Advantages

- Companies compete in *pool* according to cost structure and competitiveness of each plant

- Both new Gas Natural Group and Iberdrola will have lower share in ordinary electricity production in mainland Spain than current largest generator
- More balanced generation mix guarantees more security and stability of supply:

Iberdrola´s Production Mix


Pre-transaction
Fuel-Oil
4.0%
Coal
10.9%
Hydro
21.3%
CCGTs
12.8%
10.8%
Renewables
Nuclear
40.2%
Post-transaction
Fuel-Oil
3.8%
Hydro
16.7%
Coal
29.5%
Ren.
8.4%
CCGTs
10.1%
31.5%
Nuclear

Non-Regulated Assets in Spain


IBERDROLA

Advantages

- **Purchase of coal plants by Iberdrola will improve competition in price setting with this technology:**


Coal-fired Generation
Pre-transaction
Viesgo 6.2%
Iberdrola
9.8%
Fenosa
18.5%
14.3%
HC-EDP
51.2%
Endesa
Post-transaction
Viesgo 6.2%
Fenosa
Iberdrola
18.5%
33.8%
14.3%
27.2%
HC-EDP
GN-Endesa

The acquisition of generation assets will increase competition

Divestment Method: Direct Sale

IBERDROLA

Model

- Buyer presents together with the transaction a number of "remedies"
- If "remedies" include divestments, it presents an up-front buyer of assets

Advantages

- Assets identified from the beginning
- Iberdrola, the most adequate buyer and only current agent that environmentally has room to add coal plants
- Iberdrola's financial strength guarantees:
  - Investment plans
  - Security of supply
  - Quality of service
- Transaction executed rapidly

Divestment Method: Direct Sale


IBERDROLA


Freedom of
Enterprise

- The agreement fits with the legal rules and precedents in Europe and Spain
- Neither European nor Spanish competition law requires divestments to be implemented through a specific process
- Principle of "minimum interference" applies

Uncertainties are removed

Iberdrola guarantees investments, security of supply and quality of service

Freedom of Enterprise prevails

Divestment Method: common practice in EU´s energy sector concentrations


IBERDROLA

Year	Concentration	Asset disposals
1998	Neste/Ivo	Gasum
1999	PNEM-MEGA/Edon	Stake in Epon and generation assets
2000	RWE/VEW	Stakes in generation and gas DISCOs
2000	Veba/Viag	Stakes in various companies
2002	Statkraft/Agder Energy	Generation assets
2002	CEZ/Several parties	34% of CEPS and a distribution company
2002	E-ON/Ruhrgas	Stakes in regional gas distribution companies
2003	RWE/Stadtwerke Wuppertal	Several local distribution utilities
2003	Electrabel/IVEKA	Generation assets
2004	Elsam/Nesa	Generation assets

The agreement is in line with commonly used processes in Europe for asset disposals (market-driven)

Valuation of the Assets: a transparent proposal

IBERDROLA



Iberdrola Bank Selection
Gas Natural Bank Selection
Valuation
Valuation
Difference <10%
Difference >10%
Price= Average of both valuations
Valuation by 3rd Bank
Price = Avg. of 3rd Bank's valuation and the closest of the first two

The fair market value will be determined by international banks as part of an objective and transparent process

Advantages of the Acquisitions by Iberdrola


IBERDROLA

The Acquisitions by Iberdrola...

...do not alter the natural monopoly status of regulated assets

... increase competition in electricity generation

... remove uncertainties

... guarantee
- investments
- security of supply
- quality of service

... ensure a fair market value

Agreement with Gas Natural


IBERDROLA

1. Analysis of the Acquisitions
2. **Regulatory requirements**

Decision-making process


IBERDROLA

Step	Decision-making institutions	Advisory institutions
1	CNE (14th function)	
	If approved...	
2	E.U. or Spanish Government	• CNE (15th function) • Competition authorities
	If approved...	
3	CNMV	
	If approved...	
4	Shareholders	


IBERDROLA

14th Function

Function 14th Procedure (Hydrocarbons Law 34/1998) specifies that the regulatory body is competent to *"AUTHORISE the stakes taken by companies with activities that are regarded as regulated activities in any entity carrying out business activities. The authorisations may only be turned down when significant risks exist or if they may have a direct or indirect negative impact on the activities regulated under this Act. Authorisations may be given for these reasons that set out the conditions under which the aforementioned operations may be carried out."*

15th Function

Function 15th Procedure (Hydrocarbons Law 34/1998) specifies that the regulatory body is competent to *"Furnish a mandatory REPORT on company concentration operations or the take-over of one or more energy companies by another company that also carries out energy activities whenever these have to be submitted to the Government for it to take a decision in accordance with the competition legislation in force."*

Competition Authorities and Government


IBERDROLA

Competition analysis involves either European Commission or SDC, TDC and Spanish Government...

EU Commission — Approves or denies transaction with proposed remedies — EU's Decision

Possible outcomes

SDC (*Service for the Defense of Competition*):
- Approval (eventually subject to conditions)
- If risk of decrease in competition → TDC (*Court for the Defense of Competition*) → Non-binding report → Government's Decision

...which would make final decision on competition issues

Comisión Nacional del Mercado de Valores


IBERDROLA


CNMV
Announcement and filing with CNMV
Authorization process suspended until CNE and competition issues approval...
... if positive
CNMV approval process
CNMV approval and offer made public
CNMV denial

Shareholders

IBERDROLA



Gas Natural's Shareholders
Approval of Capital Increase
Endesa's Shareholders
Sale of shares to Gas Natural

Shareholders to make the final decision

Agenda


IBERDROLA

Highlights of the Period

Analysis of Results

Agreement with Gas Natural for the acquisition of assets, subject to certain approvals

Conclusion

Outlook for 2005: Iberdrola


IBERDROLA

Increasing results due to new investments

Challenging conditions...	...increasing investments & results
High Demand Growth	Increase in production
Very low hydro factor	• More operating capacity: Aceca & Arcos +1,200 MW; La Laguna +500 MW; Renewables: +600 MW
High fuel costs	• Higher availability in Generation (refuelling finished)
High CO_2 prices	Efficiency improvements

Outlook for 2005: Iberdrola

IBERDROLA

Strategic Plan's targets: One year ahead

	Target	Current situation
C. Cycles' Capacity (Spain)	4,000 MW by 2006	Achieved one year ahead
Renewables' Capacity	3,800 MW by 2006	Achieved one year ahead
Workforce*	9,000 by 2006	Achieved more than one year ahead

* *Traditional Energy Business Spain*

Conclusion: Agreement with Gas Natural


IBERDROLA

A good transaction that will...

...provide new opportunities for progress toward energy liberalization in Spain

...improve electricity service and accelerate the construction of new gas distribution networks

...increase competition in energy generation

...result in benefits for the consumer and the national economy

... it is coherent with the Strategic Plan principles and improves Iberdrola's financial position

Conclusion: Agreement with Gas Natural


IBERDROLA

Once the Strategic Plan's targets have almost been reached...

Enhances value

Maintains profitability and dividend


x2

Increases size

Maintains solidity

...This will be the Plan's +

Disclaimer


IBERDROLA

THIS DOCUMENT HAS BEEN PREPARED BY THE COMPANY SOLELY FOR USE DURING THE PRESENTATION CORRESPONDING TO NINE MONTHS 2005 RESULTS (UNAUDITED).

THE INFORMATION CONTAINED IN THIS DOCUMENT AND ANY FOWARD LOOKING STATEMENTS HAVE NOT BEEN INDEPENDENTLY VERIFIED AND NO REPRESENTATION OR WARRANTY EXPRESS OF IMPLIED IS MADE AS TO, AND NO RELIANCE SHOULD BE PLACED ON, THE FAIRNESS, ACCURACY, COMPLETENESS OR CORRECTNESS OF THE INFORMATION OR OPINIONS CONTAINED HEREIN.

NONE OF THE COMPANY, OR ANY OF ITS ADVISORS OR REPRESENTATIVES SHALL HAVE ANY LIABILITY WHATSOEVER (IN NEGLIGENCE OR OTHERWISE) FOR ANY LOSS HOWSOEVER ARISING FROM ANY USE OF THIS DOCUMENT OR ITS CONTENTS OR OTHERWISE ARISING IN CONNECTION WITH THIS DOCUMENT.

THIS DOCUMENT DOES NOT CONSTITUTE AN OFFER OR INVITATION TO PURCHASE OR SUBSCRIBE FOR ANY SECURITIES IN ACCORDANCE WITH THE ROYAL DECREE LAW 5/2005 AND/OR THE ROYAL DECREE 291/1992, AS AMENDED BY THE FORMER. NEITHER THIS DOCUMENT NOR ANY PART OF IT SHALL FORM THE BASIS OF OR BE RELIED IN CONNECTION WITH ANY CONTRACT OR COMMITMENT WHATSOEVER.

ALL AND EVERY STATEMENTS RELATED TO THE AGREEMENT WITH GAS NATURAL ARE SUBMITTED NOT ONLY TO THE CONDITION OF THE SUCCESS FROM THE GAS NATURAL BID, BUT ALSO TO THOSE COMING FROM THE NECESSARY ADMINISTRATIVE APPROVALS, THAT IS, THE ELEVENTH ADDITIONAL DISPOSITION FROM THE HYDROCARBONS SECTOR ACT (LEY 34/1998 DEL SECTOR DE HIDROCARBUROS); THE CHAPTER II FROM THE TITLE I OF THE ANTITRUST ACT (LEY 16/1989 DE DEFENSA DE LA COMPETENCIA), AND THE SPANISH GOLDEN SHARE ACT (LEY 5/1995 DE ENAJENACION DE PARTICIPACIONES PUBLICAS EN DETERMINADAS EMPRESAS),

Nine Months 2005 Results


x2+

20th October 2005

IBERDROLA

SCHEDULE I

ANNUAL CORPORATE GOVERNANCE REPORT

LISTED COMPANIES

DATA IDENTIFYING ISSUER

FISCAL YEAR 2004

TAX ID CODE: A-48010615

Registered name:

IBERDROLA, S.A.

Registered office:

CARDENAL GARDOQUI 8
BILBAO
BISCAY
48008
SPAIN

SPECIMEN ANNUAL CORPORATE GOVERNANCE REPORT ON LISTED COMPANIES

For a better understanding of this specimen report and completion hereof, it is necessary to read the instructions on how to complete it included at the end of this report.

A OWNERSHIP STRUCTURE OF THE COMPANY

A.1. Complete de following table about the share capital of the company:

Date of last change	Share capital (€)	Number of shares
04-24-1999	2,704,647,543.00	901,549,181

If there are different classes of shares, please specify in the table below:

Class	Number of shares	Nominal value per share

A.2. Breakdown of direct and indirect holders of significant shareholdings in the company as of the end of the fiscal year, excluding directors:

Name of shareholder	Number of direct shares	Number of indirect shares (*)	Total % of share capital
BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (BBVA)	28,300,702	49,396,301	8.618
BILBAO BIZKAIA KUTXA (BBK)	67,631,963	0	7.502
CAJA ESPAÑA DE INVERSIONES, CAJA DE AHORROS Y MONTE DE PIEDAD	0	5,997,774	0.665
CAJA DE AHORROS DE SALAMANCA Y SORIA (CAJA DUERO)	5,320,530	0	0.590
CAJA DE AHORROS MUNICIPAL DE BURGOS	3,265,000	0	0.362
CAJA DE AHORROS Y MONTE DE PIEDAD DE SEGOVIA	1,206,714	0	0.134
CAJA DE AHORROS Y MONTE DE PIEDAD DEL CIRCULO CATOLICO DE OBREROS DE BURGOS	1,168,049	0	0.130
CAJA DE AHORROS Y MONTE DE PIEDAD DE AVILA	1,074,417	0	0.119

(*) Through:

Name of direct shareholder	Number of direct shares	% of share capital
BANCO INDUSTRIAL DE BILBAO, S.A.	144,710	0.016
BBVA SEGUROS, S.A.	50,495	0.006
COMPAÑÍA DE CARTERA E INVERSIONES, S.A.	49,201,096	5.457
INVERGESTIÓN, SOCIEDAD DE INVERSIONES Y GESTIÓN, S.A.	5,997,774	0.665
Total:	**55,394,075**	

Indicate the most significant changes in the shareholding structure that have occurred during the fiscal year:

Name of shareholder	Date of transaction	Description of transaction

A.3. Complete the following tables about members of the Board of Directors of the Company who hold shares of the Company:

Name of director	Date of first appointment	Date of last appointment	Number of direct shares	Number of indirect shares (*)	Total % of share capital
Mr. IÑIGO DE ORIOL E YBARRA	04-30-1975	06-16-2001	229,259	439,142	0.074
Mr. JOSÉ IGNACIO SÁNCHEZ GALÁN	05-21-2001	06-16-2001	30,949	122,274	0.017
Mr. JOSÉ ANTONIO GARRIDO MARTÍNEZ	07-21-1988	06-16-2001	45,205	0	0.005
Mr. JAVIER HERRERO SORRIQUETA	05-25-1996	06-16-2001	42,605	0	0.005
Mr. VÍCTOR DE URRUTIA VALLEJO	02-17-1978	06-16-2001	525,000	649,500	0.130
Mr. JAVIER ARESTI Y VICTORIA DE LECEA	08-29-1975	06-16-2001	738,622	158,620	0.100
Mr. JOSÉ ORBEGOZO ARROYO	02-17-1978	06-16-2001	20,666	316,334	0.037
Mr. CÉSAR DE LA MORA Y ARMADA	11-25-1981	06-16-2001	5,674	37,944	0.005
Mr. JOSÉ LUIS ANTOÑANZAS PÉREZ-EGEA	07-21-1988	06-16-2001	18,600	110	0.002
Mr. IGNACIO DE PINEDO CABEZUDO	01-31-1990	06-16-2001	84,750	2,500	0.010
Mr. LUCAS MARÍA DE ORIOL LÓPEZ-MONTENEGRO	01-31-1990	06-16-2001	10,000	162,403	0.019
Mr. ANTONIO DE GARAY MORENÉS	04-25-1990	06-16-2001	27,344	0	0.003
Mr. RICARDO ÁLVAREZ ISASI	10-18-1990	06-16-2001	45,000	990,742	0.115
Mr. ANTONIO MARÍA DE ORIOL Y DÍAZ-BUSTAMANTE	10-18-1990	06-16-2001	10,500	0	0.001
Mr. MARIANO DE YBARRA Y ZUBIRÍA	10-18-1990	06-16-2001	34,001	0	0.004
Mr. JOSÉ IGNACIO BERROETA ECHEVARRÍA	05-10-1993	06-16-2001	252	4,000	0.000
Mr. JUAN LUIS ARREGUI CIÁRSOLO	05-23-1995	06-16-2001	200	10,113,557	1.122
Mr. JOSÉ SANTIAGO MAYNER OYARBIDE	07-24-2002	07-24-2002	10,000	0	0.001
Mr. JOSÉ ANTONIO FERNÁNDEZ RIVERO	06-25-2003	06-25-2003	5,000	0	0.001
Mr. JULIO DE MIGUEL AYNAT	10-29-2003	10-29-2003	16,071	0	0.002
Mr. SEBASTIÁN BATTANER ARIAS	05-26-2004	05-26-2004	10,000	0	0.001

(*) Through:

Name of direct shareholder	Number of direct shares
SANTA OLIMPIA, S.L.	439,142
NAMPALANCAR CONSULTORES, S.L.	122,274
ASÚA DE INVERSIONES, S.L.	414,500
LIMA, S.A.	66,000
ROLAR DE INVERSIONES, S.L.	120,000
Mr. JOSÉ JUAN DE URRUTIA YBARRA	20,000
Mr. JUAN DE URRUTIA YBARRA	16,000
Ms. MARÍA DE URRUTIA YBARRA	13,000
CALEBIMEN, S.A.	68
TALPOS 91,S.L.	158,552
ORBEMAN, S.A.	312,000
Ms. MARÍA ELENA GUZMÁN URIBE	4,334
Mr. ALVARO DE LA MORA PIÑEYRO	7,500
Mr. CESAR DE LA MORA PIÑEYRO	7,500
Mr. JUAN DE LA MORA PIÑEYRO	7,500
Mr. LORENZO DE LA MORA PIÑEYRO	7,500
Ms. SILVIA DE LA MORA PIÑEYRO	7,500
Ms. SILVIA PIÑEYRO Y ESCRIVÁ DE ROMANÍ	444
Ms. MARÍA ASUNCIÓN AGUIRREZABAL GAVICAECHEVARRIA	110
Ms. MARIA VICTORIA QUEIPO DE LLANO GARCÍA	2,500
GUIEJA 2.000, S.L.	162,403
DOPISA ALTERRA, S.L.	131,000
FUNDACIÓN VICENTE DE MENDIETA	71,742
FUNDACIÓN VÍCTOR TAPIA-DOLORES SÁINZ	630,000
Ms. PILAR BASTERRA ARTAJO	158,000
IGOPER, S.L.	4,000
RETOS OPERATIVOS XXI, S.L.	3,806,485
TORNEADOS NUMÉRICOS, S.A.	6,307,072
Total:	**12,997,126**

Total % of share capital controlled by the Board of Directors	1.654

Complete the following tables about members of the Company's Board of Directors who hold rights to shares of the Company:

Name of Director	Number of direct option rights	Number of indirect option rights	Number of share equivalents	Total % of share capital

A.4. Describe, if applicable, the family, commercial, contractual or corporate relationships between significant shareholders, to the extent known to the Company, unless they are immaterial or result from the ordinary course of business:

Related names	Type of relationship	Brief description
BEAZ, S.A.	Corporate	BBK AND BBVA BOTH HOLD INTERESTS IN THIS COMPANY, WITH STAKES OF 1.63% EACH.
SEED CAPITAL DE BIZKAIA, S.G.E.C.R., S.A.	Corporate	BBK AND BBVA BOTH HOLD INTERESTS IN THIS COMPANY, WITH STAKES OF 10% AND 5%, RESPECTIVELY.
OPERADOR DEL MERCADO IBÉRICO DE ENERGÍA- POLO ESPAÑOL, S.A. (OMEL)	Corporate	BBK AND BBVA BOTH HOLD INTERESTS IN THIS COMPANY, WITH STAKES OF 2.70% AND 4.50%, RESPECTIVELY.
IBERDROLA SERVICIOS FINANCIEROS, S.A.	Corporate	BBVA (INDIRECTLY) AND BBK BOTH HOLD INTERESTS IN THIS COMPANY, WITH STAKES OF 84% AND 15%, RESPECTIVELY

A.5. Describe, if applicable, the commercial, contractual or corporate relationships between significant shareholders and the Company, to the

extent that they are known to the Company, unless they are immaterial or result from the ordinary course of business:

Related names	Type of relationship	Brief description
BEAZ, S.A.	Corporate	IBERDROLA, BBVA AND BBK HOLD INTERESTS IN THIS COMPANY, WITH STAKES OF 3.26%, 1.63% AND 1.63%, RESPECTIVELY.
CORPORACIÓN IBV PARTICIPACIONES EMPRESARIALES, S.A.	Corporate	IBERDROLA SHARES OWNERSHIP WITH BBVA (50% EACH) OF CORPORACIÓN IBV PARTICIPACIONES EMPRESARIALES, S.A., WHICH OWNS 100% OF CORPORACIÓN IBV SERVICIOS Y TECNOLOGÍAS, S.A. WHICH IN TURN HOLDS THE INDUSTRIAL PORTFOLIO MANAGED JOINTLY BY BOTH. ITS PRINCIPAL INTERESTS INCLUDE 25.78% IN THE SHARE CAPITAL OF GAMESA CORPORACIÓN TECNOLÓGICA, S.A., A LISTED COMPANY
EUSKALTEL, S.A.	Corporate	IBERDROLA AND BBK BOTH HOLD INTERESTS IN THIS COMPANY, WITH STAKES OF 11.14% AND 33.13%, RESPECTIVELY.
SEED CAPITAL DE BIZKAIA, S.G.E.C.R., S.A.	Corporate	IBERDROLA, BBVA AND BBK HOLD INTERESTS IN THIS COMPANY, WITH STAKES OF 5%, 5% AND 10%, RESPECTIVELY.
URAGUA, S.A.	Corporate	IBERDROLA AND BBK BOTH HOLD INDIRECT INTERESTS IN THIS COMPANY (ORGANIZED UNDER THE LAWS OF URUGUAY), WITH STAKES OF 41% AND 23%, RESPECTIVELY.
OPERADOR DEL MERCADO IBÉRICO DE ENERGÍA-POLO ESPAÑOL, S.A. (OMEL)	Corporate	IBERDROLA, BBVA AND BBK HOLD INTERESTS IN THIS COMPANY, WITH STAKES OF 5.143%, 4.50% AND 2.70%, RESPECTIVELY.
IBERDROLA SERVICIOS FINANCIEROS, S.A.	Corporate	IBERDROLA, BBVA (INDIRECTLY) AND BBK HOLD INTERESTS IN THIS COMPANY, WITH STAKES OF 1%, 84% AND 15%, RESPECTIVELY.

A.6. Indicate any paracorporate (shareholders') agreements that have been reported to the company:

Parties to the paracorporate agreement	% of share capital affected	Brief description of the agreement

Indicate any concerted actions among company shareholders of which your company is aware:

Parties to the concerted action	% of share capital affected	Brief description of the concerted action

Expressly indicate whether any of such arrangements or concerted actions have been terminated or modified during the year.

A.7. Indicate whether there is any individual or legal entity that exercises or may exercise control over the Company pursuant to Section 4 of the Securities Market Law:

Name

Comments
THE COMPANY IS NOT AWARE OF ANY INDIVIDUAL OR LEGAL ENTITY THAT EXERCISES OR MAY EXERCISE CONTROL OVER IT PURSUANT TO SECTION 4 OF THE SECURITIES MARKET LAW.

A.8. Complete the following tables about the Company's treasury stock:

As of year end:

Number of direct shares	Number of indirect shares (*)	Total % of share capital
217,378	0	0.024

(*) Through:

Name of direct shareholder	Number of direct shares
Total:	

Describe any significant changes, pursuant to the provisions of Royal Decree 377/1991, that have occurred during the year:

Date	Number of direct shares	Number of indirect shares	Total percentage of share capital
02-05-2004	4,284,298	0	0.475
09-22-2004	8,933,602	0	0.991

Gain (loss) on treasury stock transactions (in thousands of Euros)	6,154

A.9. Describe the term(s) and condition(s) of the authorization(s) given by the shareholders acting at the General Shareholders' Meetings to the Board of Directors in order to acquire or transfer the Company's own stock described in A.8.

The treasury stock transactions conducted in FY 2004 were made under the authority granted by the shareholders acting at the General Shareholders' Meetings held on May 10, 2003 and April 3, 2004, according to the following terms and conditions:

"The Board of Directors is expressly authorized to make a derivative acquisition of IBERDROLA's own stock, with the power to delegate this authority to the Executive Committee pursuant to Section 75 of the current Consolidated Text of the Companies Law, subject to the following terms and conditions:

a) Purchases may be made directly by IBERDROLA, S.A. or indirectly through any of its controlled companies.
b) Purchases shall be made by means of a purchase and sale agreement, a swap arrangement or any other transaction whatsoever permitted by law.
c) Purchases may be made at any time, up to the maximum sum permitted by law.
d) Purchases may not be made at a higher price than that quoted on the Stock Exchange.

e) The authorization is granted for a period not exceeding 18 months.

In addition, for the purposes provided for in the second paragraph of Section 75.1 of the Companies Law, the shareholders acting at the General Shareholders' Meeting expressly authorize the purchase of shares in the Company by any of its controlled companies subject to the same terms of the resolution described above.

It is expressly put on record that the shares purchased under this authorization may be sold, retired or applied to the compensation systems contemplated in the third paragraph of Section 75.1 of the Companies Law."

A.10. Indicate any legal or by-law restrictions on the exercise of voting rights, and any legal restrictions on the acquisition or transfer of interests in share capital:

1. RESTRICTIONS ON THE EXERCISE OF VOTING RIGHTS:

1.1 BY-LAW RESTRICTIONS:

Article 29.3: "No shareholder may cast a number of votes greater than those corresponding to shares representing ten (10%) percent of share capital, even if the number of shares held exceeds such percentage of capital. This limitation does not affect votes corresponding to shares with respect to which a shareholder is holding a proxy as a result of the provisions of Article Twenty-Three of these By-Laws, although, with respect to the number of votes corresponding to the shares of each shareholder represented by proxy, the limitation set forth above shall apply."

Article 29.4: "The limitation set forth in the foregoing paragraph shall also apply to the maximum number of votes that may be collectively or individually cast by two or more shareholders which are entities or companies belonging to the same group. Such limitation shall also apply to the number of votes that may be cast collectively or individually by an individual and the shareholder entity, entities or companies controlled by such individual. A group shall be deemed to exist under the circumstances set forth in Section Four of the Securities Market Law, and an individual shall be deemed to control one or more entities or companies, under the circumstances of control set forth in such Section Four."

Article 30.1: "Shareholders participating in a merger or split-off with the company or who are called to subscribe to an increase in capital with the exclusion of pre-emptive rights or to acquire by overall assignment all of the Company's assets, may not exercise their voting rights for the approval of such resolutions by the shareholders."

Article 30.2: "The provisions of the foregoing paragraph shall also be applicable when the resolutions affect, (i) in the case of an individual shareholder, the entities or companies controlled by such individual, and (ii) in the case of shareholders which are legal entities, the entities or companies belonging to its group (in the sense indicated in paragraph four of Article Twenty-Nine), even when these latter companies or entities are not shareholders."

Article 54: "The limitation on the maximum number of votes that may be cast by a single shareholder contained in Article Twenty-Nine (paragraphs three to five) and the voting prohibition of Article Thirty which is imposed upon shareholders

affected by conflicts of interests, shall have no effect upon the occurrence of the following circumstances:

(a) when the Company is the target of a public tender offer aimed at the share capital as a whole; and

(b) when, as a result of the public tender offer, an individual or a legal entity, or several of them acting jointly, acquire an interest equal to two-thirds of the voting capital of the Company; provided the full consideration thereof consists only of cash; or, alternatively,

(c) when, as a result of the public tender offer, an individual or a legal person, or several of them acting jointly, acquire an interest equal to three-quarters of the voting capital of the Company, provided that the consideration thereof consists, in whole or in part, of securities, without giving the recipient an alternative right to receive such consideration wholly in cash."

1.2 LEGAL RESTRICTIONS:

Royal Decree-Law 6/2000, of June 23, on Urgent Measures to Intensify Competition in the Goods and Services Markets, provides that individuals or legal entities that have a direct or indirect interest in the share capital or voting rights of two or more companies that qualify as a Principal Operator in the same market or industry (electricity, oil & gas, telephony), may not exercise the voting rights corresponding to the excess with respect to such percentage in more than one entity.

Additional Provision No. 13 of Law 14/2000, of December 29, on Tax, Administrative and Social Order Measures provides that no individual or legal entity that qualifies as a Principal Operator in the electricity, oil & gas, or telephony market may exercise voting rights corresponding to an interest in excess of 3% of another company having the same status in the same market or industry.

Along these lines, it should be noted that the Official Gazette (*Boletín Oficial del Estado*) of February 18, 2005 has published the Resolution of the National Energy Commission, pursuant to which the lists of Principal Operators in the Energy Industries is established and made public for purposes of the provisions of Section 34 of Royal Decree-Law 6/2000, of June 23. Identified therein as Principal Operators in the Electricity Industry are: Grupo Endesa, Grupo Iberdrola, Grupo Unión Fenosa, Grupo Hidrocantábrico and Grupo Red Eléctrica. With respect to the Gaseous Hydrocarbon Industry, the Principal Operators are identified as: Grupo Repsol-Gas Natural, Grupo Enagas, Grupo Hidrocantábrico, Grupo Iberdrola and Grupo BP.

In addition, pursuant to Additional Provision No. 27 of Law 55/1999, of December 29, on Tax, Administrative and Social Order Measures (as amended by Law 62/2003, of December 30, on Tax, Administrative and Social Order Measures), "Public- sector entities or persons and entities of any nature which are controlled or in which a majority interest is held by public-sector entities or Agencies, regardless of the corporate structure adopted, that directly or indirectly acquire the control of or significant interests in government companies that engage in activities in the energy markets shall notify the *Secretaría de Estado de Energía, Desarrollo Industrial y PYMES* (Department of Energy, Industrial Development and SMEs) of any takeover or acquisition made," thus triggering an administrative

proceeding for the purpose of determining whether or not to recognize the exercise of the related voting rights or to impose certain conditions on the exercise thereof.

In any event, "from the date of takeover or acquisition of significant interests in public-sector companies that engage in business in the power markets, and so long as the Council of Ministers has not stated its decision by means of an express resolution or tacitly by lapse of time, the entities or persons referred to under number 1 in this provision may not exercise the voting rights corresponding to the equity interests therein indicated."

2. LEGAL OR BY-LAW RESTRICTIONS ON THE ACQUISITION OR TRANSFER OF INTERESTS IN SHARE CAPITAL:

There are no limitations, whether legal or arising from the By-laws, on the free transferability of interests in the company's share capital.

B STRUCTURE OF THE COMPANY'S MANAGEMENT

B.1. Board of Directors

B.1.1. Describe the maximum and minimum number of Directors set forth in the By-laws:

Maximum number of directors	21
Minimum number of directors	9

B.1.2. Complete the following table identifying the members of the Board of Directors:

Name	Representative	Position	Date of first appointment	Date of last appointment	Election procedure
Mr. IÑIGO DE ORIOL E YBARRA		CHAIRMAN	04-30-1975	06-16-2001	GENERAL SHAREHOLDERS' MEETING
Mr. JOSÉ IGNACIO SÁNCHEZ GALÁN		VICE CHAIRMAN & CEO	05-21-2001	06-16-2001	GENERAL SHAREHOLDERS' MEETING
Mr. JOSÉ ANTONIO GARRIDO MARTÍNEZ		VICE CHAIRMAN	07-21-1988	06-16-2001	GENERAL SHAREHOLDERS' MEETING
Mr. JAVIER HERRERO SORRIQUETA		VICE CHAIRMAN	05-25-1996	06-16-2001	GENERAL SHAREHOLDERS' MEETING
Mr. VICTOR DE URRUTIA VALLEJO		MEMBER	02-17-1978	06-16-2001	GENERAL SHAREHOLDERS' MEETING
Mr. JAVIER ARESTI Y VICTORIA DE LECEA		MEMBER	08-29-1975	06-16-2001	GENERAL SHAREHOLDERS' MEETING
Mr. JOSÉ ORBEGOZO ARROYO		MEMBER	02-17-1978	06-16-2001	GENERAL SHAREHOLDERS' MEETING
Mr. CESAR DE LA MORA Y ARMADA		MEMBER	11-25-1981	06-16-2001	GENERAL SHAREHOLDERS' MEETING
Mr. JOSÉ LUIS ANTOÑANZAS PÉREZ-		MEMBER	07-21-1988	06-16-2001	GENERAL SHAREHOLDERS'

EGEA				MEETING
Mr. IGNACIO DE PINEDO CABEZUDO	MEMBER	01-31-1990	06-16-2001	GENERAL SHAREHOLDERS' MEETING
Mr. LUCAS MARÍA DE ORIOL LÓPEZ-MONTENEGRO	MEMBER	01-31-1990	06-16-2001	GENERAL SHAREHOLDERS' MEETING L
Mr. ANTONIO DE GARAY MORENÉS	MEMBER	04-25-1990	06-16-2001	GENERAL SHAREHOLDERS' MEETING
Mr. RICARDO ÁLVAREZ ISASI	MEMBER	10-18-1990	06-16-2001	GENERAL SHAREHOLDERS' MEETING
Mr. ANTONIO MARÍA DE ORIOL Y DÍAZ-BUSTAMANTE	MEMBER	10-18-1990	06-16-2001	GENERAL SHAREHOLDERS' MEETING
Mr. MARIANO DE YBARRA Y ZUBIRÍA	MEMBER	10-18-1990	06-16-2001	GENERAL SHAREHOLDERS' MEETING
Mr. JOSÉ IGNACIO BERROETA ECHEVARRÍA	MEMBER	05-10-1993	06-16-2001	GENERAL SHAREHOLDERS' MEETING
Mr. JUAN LUIS ARREGUI CIÁRSOLO	MEMBER	05-23-1995	06-16-2001	GENERAL SHAREHOLDERS' MEETING
Mr. JOSÉ SANTIAGO MAYNER OYARBIDE	MEMBER	07-24-2002	07-24-2002	GENERAL SHAREHOLDERS' MEETING
Mr. JOSÉ ANTONIO FERNÁNDEZ RIVERO	MEMBER	06-25-2003	06-25-2003	GENERAL SHAREHOLDERS' MEETING
Mr. JULIO DE MIGUEL AYNAT	MEMBER	10-29-2003	10-29-2003	GENERAL SHAREHOLDERS' MEETING
Mr. SEBASTIÁN BATTANER ARIAS	MEMBER	05-26-2004	05-26-2004	INTERIM APPOINTMENT

Total number of directors 21

Indicate vacancies on the Board of Directors during the period:

Name of director	Date of vacancy
Mr. RAMÓN DE ROTAECHE Y VELASCO	04-28-2004

B.1.3. Complete the following table about the members of the Board and each member's status:

EXECUTIVE DIRECTORS

Name of director	Committee that has proposed nomination of the director	Position within the Company's structure
Mr. IÑIGO DE ORIOL E YBARRA	EXECUTIVE COMMITTEE	CHAIRMAN
Mr. JOSÉ IGNACIO SÁNCHEZ GALÁN	NOMINATING AND COMPENSATION COMMITTEE	VICE CHAIRMAN & CEO

EXTERNAL PROPRIETARY DIRECTORS

Name of director	Committee that has proposed nomination of the director	Name of the significant shareholder represented by the director or that nominated the director
Mr. JAVIER ARESTI Y VICTORIA DE LECEA	EXECUTIVE COMMITTEE	BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (BBVA)

Mr. JOSÉ IGNACIO BERROETA ECHEVARRÍA	EXECUTIVE COMMITTEE	BILBAO BIZKAIA KUTXA (BBK)
Mr. JOSÉ SANTIAGO MAYNER OYARBIDE	NOMINATING AND COMPENSATION COMMITTEE	BILBAO BIZKAIA KUTXA (BBK)
Mr. JOSÉ ANTONIO FERNÁNDEZ RIVERO	NOMINATING AND COMPENSATION COMMITTEE	BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (BBVA)
Mr. SEBASTIÁN BATTANER ARIAS	NOMINATING AND COMPENSATION COMMITTEE	SAVINGS ASSOCIATIONS ASSOCIATED WITHIN THE FEDERACIÓN DE CAJAS DE AHORRO DE CASTILLA Y LEÓN

EXTERNAL INDEPENDENT DIRECTORS

Name of director	Committee that has proposed nomination of the director	Profile
Mr. VÍCTOR DE URRUTIA VALLEJO	EXECUTIVE COMMITTEE	MADRID, 1942. DOCTORATE IN ECONOMICS AND DEGREE IN LAW. HE HAS SERVED AS VICE CHAIRMAN OF IBERDROLA, S.A. AND AS DIRECTOR OF CORPORACIÓN IBV, IBM ESPAÑA AND FIRESTONE HISPANIA, WHERE HE WAS ALSO A MEMBER OF THE EXECUTIVE COMMITTEE. HE WAS THE CHAIRMAN OF BEGANO, S.A. AND IS THE CHAIRMAN OF COMPAÑÍA CASTELLANA DE BEBIDAS GASEOSAS, S.A. (CASBEGA) AND OF COMPAÑÍA VINÍCOLA DEL NORTE DE ESPAÑA, S.A., AND IS A MEMBER OF THE BOARD OF DIRECTORS OF BARCLAYS BANK ESPAÑA, VOCENTO GROUP, DIARIO EL CORREO, S.A. AND NORTE DE CASTILLA, S.A. HE IS FLUENT IN ENGLISH, FRENCH AND GERMAN.
Mr. JOSÉ ORBEGOZO ARROYO	EXECUTIVE COMMITTEE	GETXO, BISCAY, 1939. DOCTORATE IN INDUSTRIAL ENGINEERING FROM THE ESCUELA TÉCNICA SUPERIOR DE INGENIEROS INDUSTRIALES DE MADRID. HE HAS HELD MANAGEMENT POSITIONS IN A NUMBER OF COMPANIES AND HAS BEEN GENERAL DIRECTOR OF WORSA AND VICE CHAIRMAN & CEO OF VAZMAN AND MEDEX. IN ADDITION, HE HAS BEEN A MEMBER OF THE BOARD OF DIRECTORS OF NAVIERA GALEA, INDUMETAL, CORPORACIÓN IBV AND OTHER CONSTRUCTION, METAL, NAVAL AND FOOD COMPANIES. HE IS A TRUSTEE OF FUNDACIÓN IBERDROLA. HE IS FLUENT IN ENGLISH AND FRENCH.
Mr. CÉSAR DE LA MORA Y ARMADA	EXECUTIVE COMMITTEE	MADRID, 1946. DEGREE IN LAW AND DEGREE IN BUSINESS ADMINISTRATION, ICADE E.3. HE HAS SPENT MOST OF HIS PROFESSIONAL CAREER AT BANESTO, ATTAINING THE POSITION OF DIRECTOR OF THE BANK AND MEMBER OF THE EXECUTIVE COMMITTEE AND OF

		THE AUDIT COMMITTEE. HE HAS BEEN A DIRECTOR OF CORPORACIÓN INDUSTRIAL BANESTO AND A MEMBER OF ITS EXECUTIVE COMMITTEE. HE HAS ALSO BEEN EXECUTIVE CHAIRMAN OF FENIX FRANCIA AND UPE FRANCIA; CHAIRMAN OF BANESTO SEGUROS AND AGF COMPAÑÍA DE SEGUROS; VICE CHAIRMAN AND MEMBER OF THE EXECUTIVE COMMITTEE OF LA UNIÓN Y EL FÉNIX ESPAÑOL; AND DIRECTOR AND MEMBER OF THE EXECUTIVE COMMITTEE OF HIDROELÉCTRICA ESPAÑOLA, S.A. AND UNIÓN IBEROAMERICANA DE PROMOCIONES INDUSTRIALES Y COMERCIALES, S.A. IN ADDITION, HE HAS BEEN A MEMBER OF THE BOARD OF DIRECTORS OF PETROMED, GAS MADRID, NAVIERA DE CASTILLA, NAVIERA MONTAÑESA, CRINAVIS, CORPORACIÓN IBV AND IBERDROLA DIVERSIFICACIÓN. HE IS A DIRECTOR OF APEX 2000, S.A. THE REAL ESTATE AFFILIATE OF THE IBERDROLA GROUP, S.A. HE IS FLUENT IN ENGLISH AND FRENCH.
Mr. LUCAS MARÍA DE ORIOL LÓPEZ-MONTENEGRO	EXECUTIVE COMMITTEE	MADRID, 1941. DOCTORATE IN INDUSTRIAL ENGINEERING AND GRADUATE OF THE EXECUTIVE MANAGEMENT PROGRAM AT IESE. HE HAS SPENT MOST OF HIS PROFESSIONAL CAREER AT PATENTES TALGO, S.A., WHERE HE WAS CHAIRMAN OF THE COMPANY. HE HAS ALSO BEEN MEMBER OF THE BOARD OF DIRECTORS OF VALCA, S.A. HE IS A DIRECTOR OF VIDRALA, S.A., CRISNOVA, S.A. AND PATENTES TALGO, S.A.
Mr. ANTONIO DE GARAY MORENÉS	EXECUTIVE COMMITTEE	MADRID, 1949. DEGREE IN BUSINESS ADMINISTRATION AND GRADUATE OF THE GENERAL MANAGEMENT PROGRAM AT IESE. HE HAS SPENT MOST OF HIS PROFESSIONAL CAREER AT BANESTO, WHERE HE HELD A NUMBER OF TOP MANAGEMENT POSITIONS IN THE CORPORATE BANKING, INSTITUTIONAL AND LARGE INTERNATIONAL AND DOMESTIC FINANCING AREAS. HE HAS BEEN DIRECTOR OF IBEROAMERICANA DE PROMOCIONES INDUSTRIALES Y COMERCIALES, S.A. AND OF IBERDROLA DIVERSIFICACIÓN S.A. HE IS THE TREASURER AND A MEMBER OF THE EXECUTIVE COMMITTEE OF HISPANIA NOSTRA. HE IS FLUENT IN ENGLISH AND FRENCH.

Mr. RICARDO ÁLVAREZ ISASI	EXECUTIVE COMMITTEE	BILBAO, 1940. DOCTORATE IN INDUSTRIAL ENGINEERING, PROFESSOR OF ELECTRICAL ENGINEERING WITH A BROAD ACADEMIC AND RESEARCH BACKGROUND. HE HAS HELD A NUMBER OF POSITIONS IN ACADEMIC AND RESEARCH INSTITUTIONS, SUCH AS DIRECTOR OF THE ESCUELA DE INGENIEROS DE BILBAO AND MEMBER OF THE STEERING COMMITTEE AND THE SOCIAL BOARD OF THE UNIVERSIDAD DEL PAÍS VASCO AND CHAIRMAN OF ITS ECONOMIC COMMITTEE. HE HAS BEEN A MEMBER OF THE BOARD OF DIRECTORS OF CADEM (A BASQUE PUBLIC-SECTOR COMPANY) AND OF ENTE VASCO DE LA ENERGÍA, AND GENERAL EXECUTIVE SECRETARY OF LABEIN. HE WAS DIRECTOR OF THE DYNA TECHNICAL MAGAZINE. HE WAS A DIRECTOR OF IBERDUERO S.A. AND HAS BEEN A DIRECTOR OF IBERDROLA, S.A. SINCE ITS CREATION AND THE CHAIRMAN OF ITS AUDIT AND COMPLIANCE COMMITTEE SINCE ITS CREATION IN 1998. HE IS A MEMBER OF THE BOARD OF DIRECTORS OF A NUMBER OF COMPANIES AND A MEMBER OF THE BOARD OF TRUSTEES OF A NUMBER OF FOUNDATIONS, SUCH AS FUNDACIÓN IBERDROLA, FUNDACIÓN ESCUELA DE INGENIEROS DE BILBAO AND FUNDACIÓN VÍCTOR TAPIA, OF WHICH HE IS THE CHIEF EXECUTIVE. HE IS FLUENT IN ENGLISH AND FRENCH.
Mr. ANTONIO MARÍA DE ORIOL Y DÍAZ-BUSTAMANTE	EXECUTIVE COMMITTEE	MADRID, 1944. AGRONOMY ENGINEER. HE HAS A DEGREE IN BUSINESS ADMINISTRATION AND HAS GRADUATED FROM THE EXECUTIVE MANAGEMENT PROGRAM AT IESE. HE HAS BEEN THE SOLE ADMINISTRATOR OF EFAPASA, AND A MEMBER OF THE BOARD OF DIRECTORS OF VILLOSA-GUARDIÁN AND VALCA. HE IS THE SOLE ADMINISTRATOR OF CARMONILLA, S.A., CHAIRMAN OF COPRECA AND OF CORPFIN, A VENTURE CAPITAL COMPANY. HE IS FLUENT IN ENGLISH AND FRENCH.
Mr. MARIANO DE YBARRA Y ZUBIRÍA	EXECUTIVE COMMITTEE	GETXO, BISCAY, 1947. HE HAS HELD A NUMBER OF MANAGEMENT POSITIONS IN COMPANIES SUCH AS MANUFACTURAS INDUSTRIALES, S.A., YBARRA SOROA Y CÍA, LTDA. AND NAVIERA GARCÍA-MIÑAUR, S.A. HE IS A MEMBER OF THE

		BOARD OF DIRECTORS OF CORPORACIÓN DE MEDIOS DE EXTREMADURA, S.A. HE IS FLUENT IN ENGLISH AND FRENCH.
Mr. JUAN LUIS ARREGUI CIÁRSOLO	EXECUTIVE COMMITTEE	MALLAVIA, BISCAY, 1943. TECHNICAL ENGINEER GRADUATED FROM THE ESCUELA DE BILBAO. HOLDS A DEGREE IN NUMERICAL CONTROL FROM WANDSDORF AND A MASTERS' DEGREE IN MICRO-MECHANICAL ENGINEERING FROM BESANÇON. FOUNDER OF GAMESA, WHERE HE HELD THE OFFICE OF CHAIRMAN. HE IS CURRENTLY A MEMBER OF THE BOARD OF DIRECTORS OF GAMESA AND HAS BEEN CO-CHAIRMAN OF THE GUASCOR GROUP AND PARTICIPATED IN THE FOUNDATION OF VIÑA IZADI, FORESTA CAPITAL AND CORPORACIÓN EÓLICA C.E.S.A., WHERE HE IS THE CHAIRMAN. HE IS ALSO A DIRECTOR OF GESTORA DE PROYECTOS Y CONTRATOS, S.A.
Mr. JULIO DE MIGUEL AYNAT	NOMINATING AND COMPENSATION COMMITTEE	VALENCIA, 1944. DEGREE IN LAW. HE HAS BEEN THE CHAIRMAN OF BANCAJA, BANCO DE VALENCIA AND BANCO DE MURCIA, VICE CHAIRMAN OF THE FEDERACIÓN VALENCIANA DE CAJAS DE AHORROS AND OF AUTOPISTAS DEL MARE NOSTRUM, S.A. HE HAS BEEN A MEMBER OF THE BOARD OF DIRECTORS OF THE CONFEDERACIÓN ESPAÑOLA DE CAJAS DE AHORROS, ABERTIS INFRAESTRUCTURAS, S.A., ENAGAS, AUREA CONCESIONES DE INFRAESTRUCTURAS, S.A. AND INSTITUTO VALENCIANO DE INVESTIGACIONES ECONÓMICAS. IN ADDITION, HE HAS BEEN A MEMBER OF A NUMBER OF FOUNDATIONS, SUCH AS FUNDACIÓN BANCAJA AND FUNDACIÓN PREMIOS "REY JAIME I." HE IS A MEMBER OF THE BOARD OF DIRECTORS OF METROVACESA, S.A., MEMBER OF THE ADVISORY COMMITTEE OF CIERVAL, THE ASOCIACIÓN VALENCIANA DE EMPRESARIOS AND THE INSTITUTO ESPAÑOL DE ANALISTAS FINANCIEROS, AND OF A NUMBER OF FOUNDATIONS AND INSTITUTIONS, SUCH AS THE FUNDACIÓN UNIVERSIDAD EMPRESA AND THE FUNDACIÓN DE ESTUDIOS FINANCIEROS.

OTHER EXTERNAL DIRECTORS

Name of directors	Committee that has proposed nomination of the director

Mr. JOSÉ ANTONIO GARRIDO MARTÍNEZ	EXECUTIVE COMMITTEE
Mr. JAVIER HERRERO SORRIQUETA	EXECUTIVE COMMITTEE
Mr. JOSÉ LUIS ANTOÑANZAS PÉREZ-EGEA	EXECUTIVE COMMITTEE
Mr. IGNACIO DE PINEDO CABEZUDO	EXECUTIVE COMMITTEE

Reasons for which they cannot be considered independent or proprietary directors:

The Other External Directors do not represent or have not been nominated by the holders of significant stable interests in the share capital of the Company and, in addition, they have performed executive duties at the Company.

In that respect, as set forth in Article 37.1(b) of the By-laws, External Proprietary Directors are "those non-executive Directors who own, or represent owners, of stable interests in the share capital of the Company."

In addition, Article 37.1(c) of the By-laws sets forth that External Independent Directors are "those non-executive Directors not representing a major shareholder who are appointed based on their personal and professional prestige and their experience and knowledge for the performance of their duties. Such Directors shall have no substantial direct or indirect connection to the Company."

Moreover, Article 10.2 of the Regulations of the Board of Directors establishes "The following persons may not be appointed as independent Directors if such persons are, or have been during the last two (2) years:

a) Managers of the Company or of any of the companies that are members of the IBERDROLA Group.

b) Directors of any of the companies that are members of the IBERDROLA Group, except if they have acted as independent directors thereof.

c) Recipients of any kind of remuneration or compensation payable by the Company or by any of the companies that are members of the IBERDROLA Group other than such as they may be entitled to collect for serving office as Directors.

d) Significant shareholders or managers of companies to which the Company or any of the companies that are members of the IBERDROLA Group has paid, or from which the Company or any of the companies that are members of the IBERDROLA Group has received, substantial payments."

Indicate the changes, if any, in the type of director during the period:

Name of director	Date of change	Former type	Current type

B.1.4. Indicate whether the classification of directors made in the item

above is consistent with the distribution set forth in the Regulations of the Board of Directors:

The classification of Directors made in the item above is consistent with the distribution set forth in the Article 10 of the Regulations of the Board of Directors.

B.1.5. Indicate the powers, if any, delegated to the CEO(s):

Name of director	Brief description
Mr. JOSÉ IGNACIO SÁNCHEZ GALÁN	THE VICECHAIRMAN & CEO, IN HIS CAPACITY AS AN INDIVIDUAL DECISION-MAKING UNIT, HAS BEEN DELEGATED THE POWER TO MANAGE THE COMPANY AND ITS SUBSIDIARIES AND AFFILIATED COMPANIES AT THE HIGHEST LEVEL

B.1.6. Identify the directors who are managers or directors of companies within the listed company's group, if any:

Name of director	Name of entity within the group	Position
Mr. JOSÉ IGNACIO SÁNCHEZ GALÁN	APEX 2000, S.A.	CHAIRMAN OF THE BOARD
Mr. JAVIER HERRERO SORRIQUETA	APEX 2000, S.A.	VICE CHAIRMAN OF THE BOARD
Mr. CÉSAR DE LA MORA Y ARMADA	APEX 2000, S.A.	DIRECTOR

B.1.7. Identify the directors of your company, if any, who are directors of other companies listed on official stock exchanges in Spain other than those of your Group, that have been reported to your company:

Name of director	Listed company	Position
Mr. JOSÉ IGNACIO SÁNCHEZ GALÁN	RED ELÉCTRICA DE ESPAÑA, S.A.	DIRECTOR
Mr. VÍCTOR DE URRUTIA VALLEJO	COMPAÑÍA VINICOLA DEL NORTE DE ESPAÑA, S.A.	CHAIRMAN
Mr. LUCAS MARÍA DE ORIOL Y LÓPEZ-MONTENEGRO	VIDRALA, S.A.	DIRECTOR
Mr. JOSÉ IGNACIO BERROETA ECHEVARRÍA	CONSTRUCCIONES Y AUXILIAR DE FERROCARRILES, S.A.	DIRECTOR
Mr. JUAN LUIS ARREGUI CIÁRSOLO	GAMESA CORPORACIÓN TECNOLÓGICA, S.A.	DIRECTOR
Mr. JOSÉ ANTONIO FERNÁNDEZ RIVERO	TELEFÓNICA, S.A.	VICE CHAIRMAN
Mr. JOSÉ ANTONIO FERNÁNDEZ RIVERO	BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (BBVA)	DIRECTOR
Mr. JULIO DE MIGUEL AYNAT	METROVACESA, S.A.	DIRECTOR

B.1.8. Complete the following tables regarding the aggregate compensation of Directors accrued during the fiscal year:

a) In the Company which is the subject matter of this report:

Compensation item	Data in thousands of Euros
Fixed compensation	2,287
Variable compensation	1,771

Daily fees	888
Token payments	3,799
Share options and/or other financial instruments	73
Other	126
Total:	**8,944**

Other benefits	Data in thousands of Euros
Advances	0
Loans granted	0
Pension funds and plans: Contributions	0
Pension funds and plans: Contracted obligations	0
Life insurance premiums	892
Guarantees given by the company for the benefit of directors	750

b) On account of membership by the Company's directors on other boards of directors and/or in the top management of Group companies:

Compensation item	Data in thousands of Euros
Fixed compensation	0
Variable compensation	0
Fees	80
Token payments	0
Share options and/or other financial instruments	0
Other	0
Total:	**80**

Other benefits	Data in thousands of Euros
Advances	0
Loans granted	0
Pension funds and plans: Contributions	0
Pension funds and plans: Contracted obligations	0
Life insurance premiums	0
Guarantees given by the company for the benefit of directors	0

c) Total compensation by type of director:

Type of director	Per company	Per group
Executive	4,998	36
External Proprietary	971	8
External Independent	1,872	18
Other External	1,103	18
Total:	**8,944**	**80**

d) As a percentage of the profits attributable to the controlling company:

Total compensation of directors (in thousands of Euros)	9,024
Total compensation of directors / profits attributable to the controlling company (as a %)	0.745

B.1.9. Identify the members of the Company's senior management who are not executive directors and state the total compensation accruing to them during the year:

Name	Position
Mr. FEDERICO SAN SEBASTIÁN FLECHOSO	GENERAL SECRETARY AND SECRETARY OF THE BOARD
Mr. JULIÁN MARTÍNEZ-SIMANCAS SÁNCHEZ	DEPUTY TO VICE CHAIRMAN & CEO
Mr. JOSÉ LUIS SAN PEDRO GUERENABARRENA	ADMINISTRATION, CONTROL AND

	REGULATION DIRECTOR
Mr. JOSÉ SÁINZ ARMADA	DIRECTOR OF ECONOMY AND FINANCE
Mr. FERNANDO BECKER ZUAZUA	DIRECTOR OF HUMAN RESOURCES AND SERVICES
Mr. JOSÉ LUIS DEL VALLE DOBLADO	DIRECTOR OF STRATEGY AND DEVELOPMENT
Mr. LUIS JAVIER ARANAZ ZUZA	DIRECTOR OF INTERNAL AUDIT
Mr. FRANCISCO MARTÍNEZ CÓRCOLES	DIRECTOR OF POWER GENERATION
Mr. JAVIER VILLALBA SÁNCHEZ	DIRECTOR OF DISTRIBUTION
Mr. SALVADOR FONT ESTRANY	MARKETING DIRECTOR
Mr. PEDRO BARRIUSO OTAOLA	DIRECTOR OF RENEWABLE ENERGIES
Mr. GONZALO PÉREZ FERNÁNDEZ	DIRECTOR FOR LATIN AMERICA
Mr. JOAQUÍM PINA MOURA	DIRECTOR FOR PORTUGAL

Total senior management compensation (in thousands of Euros)	8,453

B.1.10. Identify, on an aggregate basis, if there are indemnity or "golden parachute" provisions for the benefit of senior management, including executive directors, of the Company or its Group in the event of dismissals or changes of control. Indicate whether such agreements must be reported to and/or approved by the decision-making bodies of the Company or its Group:

Number of beneficiaries	15

	Board of Directors	**Shareholders (at the General Shareholders' Meeting)**
Body approving the clauses	X	

	YES	**NO**
Is information about these clauses provided to the shareholders at the General Shareholders' Meeting?		X

B.1.11. Describe the process to set the compensation of the members of the Board of Directors and the relevant provisions of the By-laws with regard thereto.

As governed by the provisions of Article 50 of the By-laws, the Board of Directors sets the compensation of its members, which shall not exceed two (2) percent of consolidated group profits, after a report from the Nominating and Compensation Committee.

Article 34.2(d) of the By-Laws provides that one of the powers of the Board of Directors is to "set the compensation of the members of the Board of Directors, after a report from the Nominating and Compensation Committee."

In turn, Article 45.2 of the By-laws provides that the Nominating and Compensation Committee has, among other powers, the power to:

"d) Propose to the Board of Directors the system and amount of annual Director compensation."

"f) Report to the Board of Directors regarding the compensation of the Chairman, Chief Executive Officer and senior-level managers, the latter at the proposal of the Chief Executive Officer, if any."

Finally, Article 50 of the By-laws governs the compensation of Directors in the following terms:

"1. The Company shall allocate as an expense an amount equal to up to two (2) percent of consolidated group profits obtained during the fiscal year for the following purposes:

a) To compensate the members of the Board of Directors based on the offices held, and dedication to and attendance of meetings of the corporate decision-making bodies.

b) To endow a fund to meet the obligations of the Company regarding pensions or the payment of Life Insurance premiums in favor of current and former members of the Board of Directors.

The allocation of the maximum limit of two percent shall only occur if profits for the fiscal year are sufficient to cover legal and other mandatory reserves and the issuance to the shareholders of a dividend of at least four percent.

2. Independently of the provisions of the foregoing paragraph, and subject always to the approval of the shareholders, the compensation of the members of the Board of Directors may also consist of the delivery of shares or options thereto, as well as a payment which takes as its reference the value of the Company's shares.

3. All rights and duties arising from membership on the Board of Directors shall be compatible with all other rights, duties and indemnification to which the Director may be entitled by reason of other employment or professional relationships, if any, that such Director may have with the Company."

B.1.12. Indicate the identity of the members of the Board of Directors, if any, who are also members of the board of directors or managers of companies that hold a significant interest in the listed company and/or in companies within its Group:

Name of director	Name of significant shareholder	Position
Mr. JOSÉ ANTONIO FERNÁNDEZ RIVERO	BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (BBVA)	DIRECTOR

Describe any significant relationships other than the ones contemplated in the prior item, of the members of the Board of Directors linking them to significant shareholders and/or in companies within its Group:

Name of director	Name of the significant shareholder	Description of relationship
Mr. JAVIER ARESTI Y VICTORIA DE LECEA	BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (BBVA)	PROPRIETARY DIRECTOR APPOINTED FOLLOWING A

		PROPOSAL OF BBVA.
Mr. JOSÉ IGNACIO BERROETA ECHEVARRÍA	BILBAO BIZKAIA KUTXA (BBK)	PROPRIETARY DIRECTOR APPOINTED FOLLOWING A PROPOSAL OF BBK.
Mr. JOSÉ SANTIAGO MAYNER OYARBIDE	BILBAO BIZKAIA KUTXA (BBK)	PROPRIETARY DIRECTOR APPOINTED FOLLOWING A PROPOSAL OF BBK.
Mr. JOSÉ ANTONIO FERNÁNDEZ RIVERO	BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (BBVA)	PROPRIETARY DIRECTOR APPOINTED FOLLOWING A PROPOSAL OF BBVA.
Mr. SEBASTIÁN BATTANER ARIAS	CAJA ESPAÑA DE INVERSIONES, CAJA DE AHORROS Y MONTE DE PIEDAD	PROPRIETARY DIRECTOR APPOINTED FOLLOWING A PROPOSAL OF THE SAVINGS ASSOCIATIONS ASSOCIATED IN FEDERACIÓN DE CAJAS DE AHORRO DE CASTILLA Y LEÓN.
Mr. SEBASTIÁN BATTANER ARIAS	CAJA DE AHORROS DE SALAMANCA Y SORIA (CAJA DUERO)	PROPRIETARY DIRECTOR APPOINTED FOLLOWING A PROPOSAL OF THE SAVINGS ASSOCIATIONS ASSOCIATED IN FEDERACIÓN DE CAJAS DE AHORRO DE CASTILLA Y LEÓN.
Mr. SEBASTIÁN BATTANER ARIAS	CAJA DE AHORROS MUNICIPAL DE BURGOS	PROPRIETARY DIRECTOR APPOINTED FOLLOWING A PROPOSAL OF THE SAVINGS ASSOCIATIONS ASSOCIATED IN FEDERACIÓN DE CAJAS DE AHORRO DE CASTILLA Y LEÓN.
Mr. SEBASTIÁN BATTANER ARIAS	CAJA DE AHORROS Y MONTE DE PIEDAD DE SEGOVIA	PROPRIETARY DIRECTOR APPOINTED FOLLOWING A PROPOSAL OF THE SAVINGS ASSOCIATIONS ASSOCIATED IN FEDERACIÓN DE CAJAS DE AHORRO DE CASTILLA Y LEÓN.
Mr. SEBASTIÁN BATTANER ARIAS	CAJA DE AHORROS Y MONTE DE PIEDAD DEL CIRCULO CATOLICO DE OBREROS DE BURGOS	PROPRIETARY DIRECTOR APPOINTED FOLLOWING A PROPOSAL OF THE SAVINGS ASSOCIATIONS ASSOCIATED IN FEDERACIÓN DE CAJAS DE AHORRO DE CASTILLA Y LEÓN.
Mr. SEBASTIÁN BATTANER ARIAS	CAJA DE AHORROS Y MONTE DE PIEDAD DE AVILA	PROPRIETARY DIRECTOR APPOINTED FOLLOWING A PROPOSAL OF THE SAVINGS ASSOCIATIONS ASSOCIATED IN FEDERACIÓN DE CAJAS DE AHORRO DE CASTILLA Y LEÓN.

B.1.13. *Indicate* the amendments made during the fiscal year to the Regulations of the Board of Directors, *if any*.

The Regulations of the Board of Directors were approved by the Board of Directors at the meeting held on February 25, 2004, and no amendments have been made since the date of approval thereof.

B.1.14. Indicate the procedures for the appointment, re-election, evaluation and removal of Directors. List the competent bodies, the procedures to be followed and the criteria applied in each of such procedures.

1. APPOINTMENT AND REMOVAL OF DIRECTORS

Pursuant to the By-Laws, the *shareholders* at the General Shareholders' Meeting will decide the appointment and removal of Directors (Article 17.1.a).

Vacancies which occur may, in turn, be filled by the Board of Directors on a interim basis until the next General Shareholders' Meeting, whereat the shareholders shall confirm the appointments or elect the persons who should replace Directors which are not ratified, or it shall withdraw the vacant positions (Article 48.3 of the By-Laws).

Finally the Nominating and Compensation Committee shall bring Director designation proposals to the Board of Directors for the appointment thereof and subsequent submission to a decision by the shareholders at the General Shareholders' Meeting, at the request of the Chairman or any other member of the Board of Directors (Article 3.2 of the Regulations of the Nominating and Compensation Committee).

The Board of Directors (and the Nominating and Compensation Committee within its area of authority) shall endeavor to ensure that candidates proposed to the shareholders at the General Shareholders' Meeting for their appointment as directors, and the directors directly appointed by the Board to fill vacancies in the exercise of its power to make interim appointments, will be persons widely recognized for their expertise, competence and experience, and will be particularly rigorous in connection with the selection of those persons who are to hold office as independent Directors (Article 13 of the Rules for the General Shareholders' Meeting).

The Nominating and Compensation Committee, at the request of the Board of Directors, will select possible candidates who might be appointed as Directors of the Company, and will present their proposals to the Board of Directors through the Chairman of such Board of Directors, in accordance with the procedure set forth in Article 14 of the Regulations of such Committee:

- The Committee must verify that all candidates for Director of the Company meet the general requirements provided for by statute, the By-Laws and in the Regulations of the Board of Directors of the Company.

- In the case of candidates for the position of independent Director, the Committee must verify compliance with the specific requirements for this class of Director provided for in the By-Laws and in the Regulations of the Board of Directors, and gather adequate information regarding the personal qualities, experience, knowledge, and effective availability of the candidates.

- The Committee must submit to the Board of Directors a duly-

substantiated report containing its proposal for the appointment of Directors for designation thereof by the shareholders at the General Shareholders' Meeting or, if applicable, by the Board of Directors itself in the exercise of its powers to fill vacancies by interim appointment.

The proposals that the Committee submits to the Board of Directors must contain an assessment of the qualities of the various candidates and assign them to one of the four categories of directors contemplated by the By-Laws of the Company.

2. RE-ELECTION OF DIRECTORS

Pursuant to Article 16.1 of the Regulations of the Board of Directors, the proposals for re-election of Directors that the Board of Directors resolve to submit to the decision of the shareholders at the General Shareholders' Meeting will be subject to a formal process of elaboration, which shall include a report issued by the Nominating and Compensation Committee.

Article 15 of the Regulations of the Nominating and Compensation Committee provides that, prior to the end of the term for which a Director has been appointed, the Committee must examine the advisability of their re-election, as well as the continuance, if applicable, on the Committee of the Board of Directors of which such Director is a member.

For the foregoing purposes, the Committee must verify that the Director to be elected continues to comply with the requirements referred to above, as well as evaluate the quality of work and dedication to office of the Director in question.

Once the procedure described above has been completed, the Committee must present a well-reasoned report to the Board of Directors with its proposal regarding the re-election of Directors.

3. EVALUATION OF DIRECTORS

Pursuant to Article 27.1 of the Regulations of the Board of Directors, the Board of Directors will evaluate, on an annual basis, its operation and the quality of its work;

Pursuant to the above article, the Board of Directors has conducted a self-evaluation and the following substantial issues were analyzed:

1. Corporate governance and transparency: In FY 2004, the Board of Directors amended its entire rules and regulations to adapt them to the amendments to the By-Laws adopted by the Company to comply with the new corporate governance rules and regulations. Thus, pursuant to Section 115 of Law 24/1988, dated July 28, on the Securities Market, the Board of Directors approved a set of Regulations that allow it to ensure better management of the company. The text of the Regulations has not been amended in any way since the date of their approval.

In addition, in FY 2004 new Regulations of the Audit and Compliance Committee and of the Nominating and Compensation Committee were approved.

2. Periodic Meetings: The Board of Directors has held periodic meetings at the minimum intervals set forth in Article 27.1 of the Regulations of the Board of Directors. It has held 13 meetings. Notwithstanding some unjustified absences, a large majority of Directors was present at such Board of Directors' meetings. It should be pointed out that no meeting was held without the presence of the Chairman, the Vice Chairman & CEO or the Secretary of the Board of Directors.

The Executive Committee, the Audit and Compliance Committee, and the Nominating and Compensation Committee have held regular meetings to discuss their business, as set forth in this report under B.1.23.

3. Relations between the Board of Directors and the Committees: The three committees periodically report to the Board of Directors regarding their activities, the matters dealt with and the resolutions adopted by them at their meetings, as set *forth in* Article 24.5 of the Regulations of the Board of Directors (with respect to the Executive Committee), Article 20 of the Regulations of the Audit and Compliance Committee and Article 19.1 of the Nominating and Compensation Committee.

4. Information available to the Directors: All meetings of the Board and meetings of the Committees have been called sufficiently in advance and had their respective Agenda. All Directors have timely received full information of the business transacted and the resolutions adopted at the various meetings.

5. Strategy: Within the scope of the duties of general supervision entrusted to the Board of Directors, the Strategic Plan has been continuously monitored in each of the meetings.

In sum, the Board of Directors believes that, in FY 2004, it has performed its duties in accordance with the Law, the By-Laws and its internal Regulations, achieving transparency and efficiency in its operations.

B.1.15. Indicate the circumstances under which the resignation of Directors is mandatory.

Pursuant to Article 48.1 of the By-laws, the Directors will serve in their positions for a term of five (5) *years*, so long as the shareholders at the General Shareholders' Meeting do not resolve to remove or dismiss them and they do not resign from their position

In particular, the Directors should submit their resignation from the position and formalize their withdrawal upon the occurrence of any of the instances of incompatibility or prohibition against performing the duties of director provided by Law, as well as the events in which the Regulations of the Board of Directors so provide.

In this sense, Article 17.2 of the Regulations of the Board of Directors sets forth that the Directors will tender their resignation to the Board of

Directors and formally resign from their position in the following cases:

a) When they reach the age of seventy (70).
b) When they are involved in any circumstance of incompatibility or prohibition governed by provisions of a general nature or set forth in Article Twelve of the Regulations of the Board of Directors (*).
c) When as a result of acts attributable to the Director in his capacity as such, serious damage is caused to the value of the Company or the Director ceases to deserve the commercial and professional respect required to hold the position of Director of the Company.
d) When they are seriously reprimanded by the Board of Directors because they have breached their duties as Directors and such reprimand is approved by a two-thirds majority of the members of the Board at the proposal of the Audit and Compliance Committee.
e) When their continuance in office on the Board may jeopardizes the interests of the Company or when the reasons why the Director was appointed cease to exist and, in any case, when a Proprietary Director transfers his shareholding in the Company and when an independent Director is affected, at any time following his appointment as such, by any of the prohibitions on holding office provided for in section two of Article Ten of the Regulations of the Board of Directors.

(*) Article 12 of the Regulations of the Board of Directors:

The following may not be appointed Directors:

a) Domestic or foreign companies competing with the Company in the energy industry, or the directors or senior managers thereof.
b) Persons holding the position of director in more than four (4) companies with shares trading on domestic or foreign securities exchanges.
c) Persons who, during the two (2) years prior to their appointment, have occupied high-level positions in the government which are incompatible with the simultaneous performance of the duties of a director of a listed company under national or autonomous community legislation, or positions of responsibility with entities regulating the energy industry, the securities markets or other industries in which the Company operates.
d) Persons who are subject to any other circumstance of incompatibility or prohibition governed by provisions of a general nature.

B.1.16. Explain whether the powers of the top executive are vested in the Chairman of the Board. If so, indicate the measures that have been taken to mitigate the risks of accumulation of powers in a single person:

YES X NO

Measures to mitigate risks

The Vice Chairman & CEO, as an Individual Decision-Making Unit, has been delegated the powers to manage the Company and its subsidiaries and affiliated companies at the highest level.

The main measures adopted to mitigate the risks of accumulation of powers are:

- The duties attributed to the Executive Committee (Article 43 of the By-laws and the delegation resolution adopted by

the Directors acting the Board of Directors meeting held on July 3, 1991).

- The duties attributed to the Audit and Compliance Committee and to the Nominating and Compensation Committee (Articles 44 and 45 of the By-laws).

- The general risk policy and the risk management systems described in items D.1 and D.2 of this Report, developed on the basis of the general duty of supervision attributed to the Board of Directors, which is required to identify the main risks to which the Company is exposed and to organize adequate internal control and information systems [Article 7.5(c) of the Regulations of the Board of Directors].

- The activities of cooperation and support entrusted to the Management Committees within the framework of the general risk policy, as set forth in item D.4 of this Report.

B.1.17. Are qualified majorities, different from the statutory majorities, required to adopt any type of decision?

YES X NO

Describe the method used by Directors to adopt resolutions, including at least the minimum quorum required to hold a valid meeting and the kind of majorities required to adopt resolutions:

Adoption of resolutions

Description of resolution	Quorum	Type of majority
Amendment to the Regulations of the Board of Directors (Article 29.4.b of the Regulations of the Board of Directors).	One half plus one of the Directors.	Two thirds of the Board members present in person or represented by proxy.

B.1.18. Explain whether there are specific requirements, other than the requirements relating to Directors, to be appointed Chairman.

YES NO X

Description of requirements

B.1.19. Does the Chairman have a tie-breaking vote?

YES NO X

Business to which the tie-breaking vote applies

B.1.20. Indicate whether the By-laws or the Regulations of the Board of Directors set forth any age limit for directors:

YES X NO

Age limit for the Chairman	70
Age limit for the CEO	65
Age limit for directors	70

B.1.21. Indicate whether the By-laws or the Regulations of the Board of Directors establish any limit on the term of office for independent directors:

YES **NO X**

Maximum term of office	0

B.1.22. Indicate whether there are formal procedures for proxy voting at meetings of the Board of Directors. If so, briefly describe them.

Pursuant to Articles 40.2 of the By-laws and 29.2 and 33.2.(b) of the Regulations of the Board of Directors, Directors will use their best efforts to attend the meetings of the Board and, when unable to attend in person, they will attempt to give a proxy to another Director, to whom they will give any appropriate instructions.

The proxy will be a special proxy for the Board meeting in question, and may be communicated by any of the means to call a meeting of the Board, i.e. letter, fax, telegram, e-mail or any other means.

B.1.23. Indicate the number of meetings that the Board of Directors has held during the fiscal year. In addition, specify the number of meetings, if any, at which the Chairman was not in attendance:

Number of meetings of the Board	13
Number of meetings of the Board at which the Chairman was not in attendance	0

Indicate the number of meetings held by the different committees of the Board of Directors during the year:

Number of meetings of the Executive Committee	24
Number of meetings of the Audit Committee	13
Number of meetings of the Nominating and Compensation Committee	8
Number of meetings of the Strategy and Investment Committee	0
Number of meetings of the Committee	0

B.1.24. Indicate whether the annual individual financial statements and the annual consolidated financial statements that are submitted to the Board of Directors for approval have been previously certified:

YES X **NO**

Identify, if applicable, the person/persons that has/have certified the annual individual and consolidated financial statements of the Company for their preparation by the Board:

Name	Position
Mr. JOSÉ IGNACIO SÁNCHEZ GALÁN	VICE CHAIRMAN & CEO

Mr. JOSÉ LUIS SAN PEDRO GUERENABARRENA | ADMINISTRATION, CONTROL AND REGULATION DIRECTOR

B.1.25. Explain the mechanisms, if any, adopted by the Board of Directors to avoid any qualifications in the audit report on the annual individual and consolidated financial statements submitted to the General Shareholders' Meeting and prepared by the Board of Directors.

Pursuant to Article 44.2 of the By-laws, the Audit and Compliance Committee is vested, among others, with the following powers:

- Know the process for gathering financial information and associated internal systems for monitoring risks relevant to the Company.

- Receive information from the Auditors regarding matters that might risk the independence thereof which are related to the auditing procedure and generally regarding any other information provided for in legislation regarding the auditing of financial statements and in the technical auditing regulations in effect at any time.

In addition, Article 47.5 of the Regulations of the Board of Directors sets forth that "the Board of Directors shall use its best efforts to definitively prepare the financial statements such that there is no room for comments by the auditor. However, when the Board believes that its opinion must prevail, it shall provide a public explanation of the content and scope of the discrepancy."

In addition, Article 5.c) of the Regulations of the Audit and Compliance Committee contemplates, among the main duties of such Committee, related to the audit of the accounts the power to "review the contents of the Auditors' Reports, prior to the issuance thereof, in order to avoid qualified reports, and act as a liaison between the Board of Directors and the Auditors."

In practice, this duty is performed by such Committee continuously over the year by means of the reports it submits to the Board of Directors on the interim financial information of the Company presented on a quarterly basis to the National Securities Market Commission.

The reports of the Audit and Compliance Committee, presented by its Chairman to the Board of Directors before the approval of the information, are mainly intended to disclose such aspects that may give rise to qualifications in the Audit Report of Iberdrola and its consolidated group, making the appropriate recommendations to avoid such qualifications.

Consequently, in FY 2004 the Audit and Compliance Committee has submitted the following reports to the Board of Directors related to the financial information of the Company:

- Report dated April 27, 2004, on the financial information related to Q1 2004.
- Report dated July 19, 2004, on the financial information related to H1

2004.
- Report dated October 19, 2004, on the financial information related to Q3 2004.

These reports have been supplemented by the presentation to the Board of Directors of the Committee's report on the annual financial statements for FY 2004, which has ratified that there are no qualifications in the audit reports on the financial statements of Iberdrola, S.A. (individual) and the Company and its Consolidated Group.

As disclosed in the information about Iberdrola, S.A. included in the web page of the National Securities Market Commission, the audit reports on the annual financial statements prepared by the Board of Directors have been issued without qualifications.

B.1.26. Describe the measures adopted so that the information released to the securities markets is transmitted in an equitable and symmetric way.

Article 46.1 of the Regulations of the Board of Directors provides that the Board will "immediately inform the public regarding:

a) All relevant facts that might materially influence the stock exchange prices of securities issued by the Company.

b) All changes in the Company's ownership structure, such as fluctuations in significant direct or indirect interests, voting trusts and other forms of coalition of which the Board has had notice.

c) All substantial amendments to the Company's governance rules and regulations.

d) The policies, if any, in the area of treasury stock that the Company intends to pursue on the basis of any approvals granted by the shareholders at the General Shareholders' Meeting.

e) All changes to the composition and to the rules of organization and operation of the Board and the Committees thereof, or to the duties and positions of each Director in the Company, as well as any other modification relevant to the corporate governance system."

In addition, Article 46.2 of the Regulations of the Board of Directors provides that "The Board of Directors shall adopt appropriate measures to ensure that the semiannual, quarterly and any other financial information that it may be prudent to make available to the Securities Markets is prepared in accordance with the same principles, standards and professional practices used to prepare the annual financial statements and is as reliable as such financial statements. For this latter purpose, such information shall be reviewed by the Audit and Compliance Committee."

In this respect, the most significant events related to the Company and all the relevant information (which might have an effect on the listing) which is released is first communicated to the National Securities Market

Commission as a significant event. Once the information has been submitted to the National Securities Market Commission through the appropriate channels, it is released to the media, international, national and regional news agencies and to analysts, and it is published on our web page (www.iberdrola.com). For such purposes, all the information given to the media, agencies, analysts and investors is released at the same time.

B.1.27. Is the secretary of the Board of Directors a Director?

YES **NO X**

B.1.28. Indicate the mechanisms, if any, used by the Company to preserve the independence of the auditors, the financial analysts, the investment banks and the rating agencies.

External Auditor

Article 44.2(e) of the By-laws provides that one of the powers of the Audit and Compliance Committee is to "receive information from the Auditors regarding matters that might risk the independence thereof..."

Article 5(b) of the Regulations of the Audit and Compliance Committee provides that one of the main duties of such Committee will be to "ensure the independence of the auditors..."

To comply with the duties assigned to it in its Regulations, the Committee makes an annual evaluation of the auditor whereby it assesses different aspects of its work, and specifically, the existence of any circumstance that may jeopardize its independence.

In addition, the Committee has set guidelines for the segregation of responsibilities at the time of retaining the auditors. Therefore, after the auditor has been appointed by the shareholders acting at the General Shareholders' Meeting, the audit contract is negotiated by the Procurement Division of Iberdrola, which reports to the Economy and Finance Division. This relation is independent from the relation existing during the audit process, which is under the authority of the Administration, Control and Regulation Division of the Company.

In addition, at the meeting held on March 26, 2003, based on a proposal of the Audit and Compliance Committee, the members of the Board of Directors unanimously approved the creation of a new procedure to retain auditors for non-audit work. Under this procedure, the Committee will pre-authorize such engagements following the awarding proposal made by the organization that requested the service. Such request will state:

- The nature of the engagement.

- An estimate of the fees and hours to be billed.

- The reason for which the organization recommends that the

professional services to be retained might or should be provided by the *audit firm* in question.

- The procedure set forth to award the contract: either a request for quotations, by default, or by direct negotiation after a showing that there is no equivalent alternative.

- An express statement that there is no circumstance or consideration that should be taken into account by the Committee to assess the independence of the auditor.

This procedure has been regularly applied since the date it was approved to retain auditors for engagements other than the audit of the annual financial statements of Iberdrola, S.A. or of any of the Companies of its Group.

Additionally, in a letter addressed to the Chairman of the Audit and Compliance Committee dated October 9, 2003, Deloitte & Touche reported that "in order to strictly comply with the recent Measures to Amend the Financial System Law and the recent response of the Accounting and Audit Institute *with respect* to rotation-related issues raised by the Institute of Auditors, we have agreed to rotate the engagement partners and managers of Iberdrola's audit." All the members of the Committee regarded this as a positive measure that promotes the independence of the auditor in the terms required by the "Financial Law" "to be and appear to be" independent.

Financial Analysts, Investment Banks and Rating Agencies

The principles on which the relation of the Company with financial analysts, investment banks and rating agencies are based are transparency and non-discrimination. The Economy and Finance Division coordinates the relations with them and deals with all their requests for information and with the requests submitted by institutional or retail investors (in the case of retail investors, through the Office of the Shareholder). On the other hand, the Strategy and Development Division grants, within the framework of its powers, advisory mandates from time to time to Investment Banks in coordination with the Economy and Finance Division.

The independence of financial analysts is protected by the existence of a specific representative in charge of dealing with analysts. This guarantees an objective, fair and non-discriminatory treatment of analysts.

To actualize the principles of transparency and non-discrimination, always in strict compliance with regulations regarding the Securities Market, the Company has a number of communication channels:

- Personalized assistance for Analysts and Investors.

- Publication of information regarding quarterly figures.

- E-mail through the web page and a toll-free line for shareholders.

- Presentations either in person or re-transmitted over the telephone and Internet.

- Release of announcements and news.

All this information is also available on the Company's website.

B.1.29. Indicate whether the audit firm performs other non-auditing work for the Company and/or its Group. If so, state the amount of the fees paid for such work and the percentage they represent of the aggregate fees charged to the Company and/or its Group

YES X NO

	Company	Group	Total
Amount of other non-audit work (thousands of Euros)	589	464	1,053
Amount of non-audit work/ Aggregate amount billed by the audit firm (%)	39.000	21.000	28.000

B.1.30. Indicate the consecutive number of years for which the current audit firm has been auditing the annual financial statements of the Company and/or its Group. In addition, please state the percentage represented by such number of years with respect to the total number of years in which the annual financial statements have been audited:

	Company	Group
Number of consecutive years	12	12

	Company	Group
Number of years audited by the current audit firm / Number of years in which the company has been audited (%)	100.000	100.000

B.1.31. Indicate the interests of members of the Board of Directors in the share capital of companies that engage in the same, similar or complementary activities, both with respect to the Company and its Group, and which have been reported to the Company. In addition, state the position or duties of such Directors in such companies:

Name of director	Name of company in which shares are held	% interest	Position or duties
Mr. IÑIGO DE ORIOL E YBARRA	EMPRESA DE ALUMBRADO ELÉCTRICO DE CEUTA, S.A.	2.110	ATTORNEY-AT-LAW PROVIDING LEGAL COUNSEL TO THE BOARD OF DIRECTORS
Mr. IÑIGO DE ORIOL E YBARRA	UNIÓN FENOSA, S.A.	0.000	NONE
Mr. JOSÉ ORBEGOZO ARROYO	REPSOL YPF, S.A.	0.000	NONE
Mr. JOSÉ ORBEGOZO ARROYO	FANOX ELECTRONIC, S.L.	6.280	NONE
Mr. IGNACIO DE PINEDO CABEZUDO	EMPRESA DE ALUMBRADO ELÉCTRICO DE CEUTA, S.A.	0.220	SECRETARY OF THE BOARD OF DIRECTORS
Mr. IGNACIO DE PINEDO CABEZUDO	ENDESA, S.A.	0.000	NONE
Mr. IGNACIO DE PINEDO	E.ON AG	0.000	NONE

CABEZUDO			
Mr. IGNACIO DE PINEDO CABEZUDO	GAS NATURAL SDG, S.A.	0.000	NONE
Mr. LUCAS MARÍA DE ORIOL LÓPEZ-MONTENEGRO	ENDESA, S.A.	0.000	NONE
Mr. LUCAS MARÍA DE ORIOL LÓPEZ-MONTENEGRO	EMPRESA DE ALUMBRADO ELÉCTRICO DE CEUTA, S.A.	1.450	NONE
Mr. ANTONIO DE GARAY MORENÉS	REPSOL YPF, S.A.	0.000	NONE
Mr. ANTONIO MARÍA DE ORIOL Y DÍAZ BUSTAMANTE	EMPRESA DE ALUMBRADO ELÉCTRICO DE CEUTA, S.A.	2.180	NONE
Mr. JUAN LUIS ARREGUI CIÁRSOLO	GAMESA CORPORACIÓN TECNOLÓGICA, S.A.	0.465	DIRECTOR
Mr. JUAN LUIS ARREGUI CIÁRSOLO	CETESALAS, S.L.	31.250	CHAIRMAN
Mr. JUAN LUIS ARREGUI CIÁRSOLO	CORPORACIÓN EÓLICA CESA, S.A.	28.700	CHAIRMAN
Mr. JOSÉ SANTIAGO MAYNER OYARBIDE	ENDESA, S.A.	0.000	NONE
Mr. JOSÉ SANTIAGO MAYNER OYARBIDE	REPSOL YPF, S.A.	0.000	NONE

B.1.32. Indicate whether there is any procedure to for Directors to hire external advisory services and, if so, describe it:

YES X NO

Description of procedure

Procedure set forth in Article 32 of the Regulations of the Board of Directors:

1. In order to be assisted in the performance of his duties, any Director may request the hiring of legal, accounting, technical, financial, commercial or other expert advisors, whose services shall be paid for by the Company.

The assignment must deal with specific issues of certain significance and complexity arising during the performance of the Director's duties.

2. The request for an expert to be hired shall be channeled through the Chairman or the Secretary of the Board of Directors, who may subject it to the prior approval of the Board of Directors; such approval may be denied in well-founded instances, including the following circumstances:

a) That it is not necessary for the proper performance of the duties entrusted to the Directors.

b) That the cost thereof is not reasonable in light of the significance of the issues and the assets and income of the Company.

c) That the technical assistance sought may be adequately provided by the Company's own experts and technical personnel.

d) That it may entail a risk to the confidentiality of the information that must be made available to the expert.

In addition, Article 16.3 of the Regulations of the Nominating and Compensation Committee and Article 24.1 of the Regulations of the Audit and Compliance Committee provide that such Committees may obtain advice from outside professionals who will send their reports directly to the Chairman of the Committee.

B.1.33. Indicate whether there is any procedure for Directors to obtain sufficiently in advance the information required to prepare for meetings of management-level decision-making bodies and, if so, describe it:

YES X NO

Description of procedure

Article 27.4 of the Regulations of the Board of Directors, further developing the provisions of Article 39.2 of the By-laws, provides that "The call to meeting of the Board of Directors shall be carried out by letter, fax, telegram, e-mail or any other means, and shall be authorized under the signature of the Chairman, or under the signature of the Secretary or Assistant Secretary by order of the Chairman. Notice of the call shall be given in a manner such that the Directors receive it not later than the third day prior to the date of the meeting, except in the case of emergency meetings. Excepted from the foregoing provision shall be those instances in which these Regulations prescribe that greater notice be given. The call shall always include the agenda for the meeting and an attachment containing any required information."

In addition, Article 33.2(a) of the Regulations of the Board of Directors provides that the Board is specifically required to "properly prepare the meetings of the Board and, if applicable, the meetings of the Executive Committee or of the Committees of which the Director is a member, for which purposes the Director must diligently inform himself of the running of the Company."

B.1.34. Indicate whether there is any liability insurance policy for the benefit of the Company's Directors.

YES X NO

B.2. Committees of the Board of Directors

B.2.1. List the management-level decision-making bodies:

Name of body	Number of members	Powers
BOARD OF DIRECTORS	21	AS A GENERAL RULE, THE BOARD OF DIRECTORS, WHICH HAS THE WIDEST POWERS AND AUTHORITY TO MANAGE, DIRECT, ADMINISTER AND REPRESENT THE COMPANY, WILL ENTRUST THE DAY-TODAY MANAGEMENT OF THE COMPANY TO THE REPRESENTATIVE MANAGEMENT DECISION-MAKING BODIES AND WILL FOCUS ITS ACTIVITY ON THE GENERAL DUTY OF SUPERVISION AND ON CONSIDERATION OF THOSE MATTERS WHICH ARE OF PARTICULAR IMPORTANCE TO THE COMPANY. (ARTICLE 34.2 OF THE BY-LAWS).
EXECUTIVE COMMITTEE	8	ALL OF THE POWERS INHERENT IN THE BOARD OF DIRECTORS, EXCEPT THOSE POWERS THAT MAY NOT BE DELEGATED PURSUANT TO LEGAL OR BY-LAWS RESTRICTIONS, TO WIT: THE RENDERING OF ACCOUNTS, THE PRESENTATION OF BALANCE SHEETS TO THE GENERAL SHAREHOLDERS' MEETING AND THOSE POWERS WHICH ARE GIVEN BY THE SHAREHOLDERS AT THE GENERAL SHAREHOLDERS' MEETING TO THE BOARD OF DIRECTORS WITHOUT THE POWER OF DELEGATION. (ARTICLES 43 OF THE BY-LAWS AND 24 OF THE REGULATIONS OF THE BOARD OF

		DIRECTORS).
CHAIRMAN	1	CHAIRMAN OF THE COMPANY AND OF THE EXECUTIVE COMMITTEE, WHICH HE WILL PERMANENTLY REPRESENT WITH THE BROADEST POWERS, BEING AUTHORIZED IN URGENT CASES TO ADOPT SUCH MEASURES AS THE CHAIRMAN DEEMS ADVISABLE IN THE INTERESTS OF THE COMPANY.
VICE CHAIRMAN & CEO	1	THE VICE CHAIRMAN & CEO, AS AN INDIVIDUAL DECISION-MAKING UNIT, HAS BEEN DELEGATED THE POWER TO DIRECT THE MANAGEMENT OF THE COMPANY AND ITS SUBSIDIARIES AND AFFILIATED COMPANIES AT THE HIGHEST LEVEL.

B.2.2. Detailed information about all the committees of the Board of Directors and the members thereof:

EXECUTIVE COMMITTEE

Name	Position
Mr. IÑIGO DE ORIOL E YBARRA	CHAIRMAN
Mr. JOSÉ IGNACIO SÁNCHEZ GALÁN	MEMBER
Mr. JOSÉ ANTONIO GARRIDO MARTÍNEZ	MEMBER
Mr. JAVIER HERRERO SORRIQUETA	MEMBER
Mr. VÍCTOR DE URRUTIA VALLEJO	MEMBER
Mr. JOSÉ IGNACIO BERROETA ECHEVARRÍA	MEMBER
Mr. JUAN LUIS ARREGUI CIÁRSOLO	MEMBER
Mr. JOSÉ ANTONIO FERNÁNDEZ RIVERO	MEMBER
Mr. FEDERICO SAN SEBASTIÁN FLECHOSO	NON-MEMBER SECRETARY

AUDIT COMMITTEE

Name	Position
Mr. RICARDO ÁLVAREZ ISASI	CHAIRMAN
Mr. JAVIER ARESTI Y VICTORIA DE LECEA	MEMBER
Mr. CÉSAR DE LA MORA Y ARMADA	MEMBER
Mr. IGNACIO DE PINEDO CABEZUDO	MEMBER AND SECRETARY

NOMINATING AND COMPENSATION COMMITTEE

Name	Position
Mr. JOSÉ IGNACIO BERROETA ECHEVARRÍA	CHAIRMAN
Mr. VÍCTOR DE URRUTIA VALLEJO	MEMBER
Mr. JOSÉ LUIS ANTOÑANZAS PÉREZ-EGEA	MEMBER
Mr. JUAN LUIS ARREGUI CIÁRSOLO	MEMBER
Mr. JOSÉ ANTONIO FERNÁNDEZ RIVERO	MEMBER
Mr. FEDERICO SAN SEBASTIÁN FLECHOSO	NON-MEMBER SECRETARY

STRATEGY AND INVESTMENT COMMITTEE

Name	Position

B.2.3. Describe the rules of organization and operation of, and the duties allocated to, each of the Board committees.

Article 42.1 of the By-Laws sets forth that the "Board of Directors must create and maintain an Executive Committee, an Audit and Compliance Committee and a Nominating and Compensation Committee."

Executive Committee

Pursuant to Article 43 of the By-Laws, the Executive Committee will be composed of the number of members decided by the Board of Directors, with a minimum of five (5) Directors and a maximum of eight (8). In all cases, members of the Executive Committee will include the Chairman of the Board of Directors, who will preside over meetings of the Executive Committee, the Vice Chairman or Vice Chairmen and the Chief Executive Officer, if any. The Secretary of the Board of Directors or, in the absence thereof, the Assistant Secretary of the Board of Directors or, in the absence of both, the member of the Committee appointed from among the members attending the meeting in question, will act as Secretary of the Committee (Article 43.2 of the By-Laws).

The Executive Committee will meet at least two (2) times per month and as many other times as deemed appropriate by the Chairman, who may also suspend one or more of the ordinary meetings when deemed appropriate in the sole judgment of the Chairman. The Executive Committee will deal with all matters within the power of the Board of Directors which, in the sole judgment of the Committee, should be resolved without further delay, excepting only the rendering of accounts, the presentation of the balance sheets at the General Shareholders' Meeting and those powers which are given by the shareholders at the General Shareholders' Meeting to the Board of Directors without the power of delegation. Resolutions adopted by the Executive Committee will be reported to the Board of Directors at its next meeting.

The Executive Committee also performs the duties of the STRATEGY AND INVESTMENT COMMITTEE, proposing or reporting to the Board of Directors all strategic decisions, investments and disinvestments that are important for the Company or the Group, ensuring that they are in line with the budget and strategic plans and undertaking the analysis and monitoring of business risks.

The provisions of the By-Laws regarding the operation of the Board of Directors will apply to the Executive Committee, to the extent they are not incompatible with the nature thereof.

Audit and Compliance Committee

Pursuant to Article 44 of the By-Laws, the Board of Directors will create a permanent Audit and Compliance Committee, which shall be composed of a minimum of three (3) Directors and a maximum of five (5) Directors appointed by the Board of Directors from among the external Directors who are not members of the Executive Committee.

The Audit and Compliance Committee will have a Chairman and a Secretary appointed by the Board of Directors from among the members of such Committee.

The members of the Audit and Compliance Committee will carry out their duties for a maximum period of four (4) years, and may be re-elected. The position of Chairman will be held for a maximum period of (4) years, after which period such person may not be re-elected until the passage of one year from ceasing to act as such, without prejudice to such person continuing or being re-elected as a member of the Committee.

In all events, the Audit and Compliance Committee will have the power to:

(a) Report to the General Shareholders' Meeting with respect to matters raised therein by shareholders regarding its powers.
(b) Propose appointments of the Company's Auditors to the Board of Directors for submission to the General Shareholders' Meetings.
(c) Supervise the management of the Internal Audit Area, which will be functionally controlled by the Chairman of the Audit and Compliance Committee.
(d) Know the process for gathering financial information and associated internal systems for monitoring risks relevant to the Company.
(e) Receive information from the Auditors regarding matters that might risk the independence thereof which are related to the auditing procedure and generally regarding any other information provided for in the legislation regarding the auditing of financial statements and in the technical auditing regulations in effect at any time.
(f) Inform itself in advance of the Company's annual corporate governance report and ensure compliance with legal requirements and those of the Codes of Professional Conduct and Good Governance adopted by the Board of Directors.
(g) Such other powers, if any, that may be assigned to it by the Board of Directors.

For purposes of the operation of the Committee, it shall meet as many times as its Chairman deems necessary for the fulfillment of its obligations, and at least four (4) times per year, or when requested by one-half of its members.

Meetings of the Committee will be validly held when one-half plus one of its members are present in person or by proxy, and will adopt resolutions by majority of the members present in person or by proxy. In the event of a tie, the Chairman will have the tie-breaking vote.

Finally, this Committee will submit for approval of the Board of Directors a Report of its activities during the fiscal year, which will thereafter be made available to shareholders and investors.

Nominating and Compensation Committee

Pursuant to Article 45 of the By-Laws, the Board of Directors will create a permanent Nominating and Compensation Committee, which will be an internal informational and consulting body without executive powers, and which will have the information, advisory and proposal-making powers within its scope of action as set forth in paragraph second of this Article.

The Nominating and Compensation Committee will be composed of a

minimum of three (3) Directors and a maximum of five (5), appointed by the Board of Directors from among the external Directors. The Board of Directors will also appoint the Chairman thereof from among the members of such Committee, as well as its Secretary, who need not be a member of the Committee.

Unless otherwise decided by the Board of Directors, the members of the Nominating and Compensation Committee will hold their positions for so long as they remain Directors of the Company. Renewal and re-election to and removal from office of the members of the Committee will be governed by resolution of the Board of Directors.

The Nominating and Compensation Committee shall have the power to supervise the procedure for selecting Directors and senior-level managers (the latter at the proposal of the Chief Executive Officer, if any) of the Company, members of its Group and those other companies in which the Company is responsible for management, as well as to assist in the Board of Directors in the determination and supervision of the compensation policy for such persons.

In particular, the Nominating and Compensation Committee will have the power to:
(a) Report on and review the criteria that should be followed in composing the Board of Directors and in selecting candidates.
(b) Bring Director designation proposals to the Board of Directors for the nomination thereof and subsequent submission to a decision by the shareholders at the General Shareholders' Meeting.
(c) Propose to the Board of Directors the members who should make up each of the Committees.
(d) Propose to the Board of Directors the system and amount of annual Director compensation.
(e) Report to the Board of Directors regarding the appointment of senior-level managers of the Company, at the proposal of the Chief Executive Officer, if any.
(f) Report to the Board of Directors regarding the compensation of the Chairman, Chief Executive Officer and senior-level managers, the latter at the proposal of the Chief Executive Officer, if any.
(g) Report on incentive plans and pension supplements.
(h) Periodically review the compensation programs, evaluating the adequacy and results thereof.
(i) Such other powers, if any, that are assigned to it by the Board of Directors.

For the purposes of operation of the Committee, it shall meet as many times as needed, in the opinion of its Chairman, to fulfill its obligations, and at a minimum once each quarter or when so requested by one-half of its members. The Committee will validly meet when one-half plus one of its members are present in person or by proxy, and will adopt its resolutions by majority of the members present in person or by proxy. In the case of a tie, the Chairman shall have the tie-breaking vote.

B.2.4. Indicate, if applicable, the advisory and consulting powers and the powers of delegation of each of the committees:

Name of Committee	Brief Description
EXECUTIVE COMMITTEE	SEE B.2.3
AUDIT AND COMPLIANCE COMMITTEE	SEE B.2.3
NOMINATING AND COMPENSATION COMMITTEE	SEE B.2.3

B.2.5. Indicate, if applicable, the existence of regulations of the Board committees, where such regulations may be consulted and the amendments made during the year. Also indicate if any annual report of the activities performed by each committee has been voluntarily prepared.

Both the Audit and Compliance Committee and the Nominating and Compensation Committee have their own Regulations, which are available on the Company's web site: www.iberdrola.com.

On October 20, 2004 the Board of Directors of IBERDROLA, S.A. approved an amendment to both sets of Regulations, to adapt their contents to the provisions of the new By-Laws approved on April 3, 2004 and the Regulations of the Board of Directors approved on February 25, 2004.

As provided in Article 19.2 of the Regulations of the Audit and Compliance Committee, further developing the provisions of Article 44.4 of the By-laws, this Committee will "prepare an annual Report of its activities, which, once approved by the Board of Directors, shall be made available to the shareholders for purposes of the Ordinary Shareholders' Meeting." The Reports from 1999 to date prepared by this Committee are available on the Company's website.

Article 19.2 of the Regulations of the Nominating and Compensation Committee also provides that "within three (3) months following the close of the Company's fiscal year, the Committee shall deliver a report to the Board of Directors detailing its work for the fiscal period covered by the report."

B.2.6. If there is an Executive Committee, please indicate its delegation powers and its level of independence in the exercise of its duties to adopt resolutions regarding the management of the company.

Both Article 43 of the By-Laws and Article 24 of the Regulations of the Board of Directors provide that "there shall be an executive committee permanently operating as the representative of the Board of Directors, which committee shall be called the Executive Committee, and which shall have all the powers inherent to the Board of Directors, unless otherwise determined by the Board of Directors and except for those powers that may not be delegated pursuant to legal or by-law restrictions."

Article 24.4 provides that "The Executive Committee shall deal with all matters within the power of the Board which, in the sole judgment of the Committee, should be resolved without further delay, excepting only the rendering of accounts, the presentation of the balance sheets at the General Shareholders' Meeting and those powers which are given by the

shareholders at the General Shareholders' Meeting to the Board without the power of delegation."

B.2.7. Indicate whether the composition of the Executive Committee reflects the participation of the different directors in the Board of Directors based on their category:

YES X NO

If no, please explain the composition of your Executive Committee

B.2.8. If the Company has a Nominating Committee, indicate whether all of its members are external directors:

YES X NO

C RELATED TRANSACTIONS

C.1. Describe the relevant transactions that involve a transfer of resources or obligations between the Company or entities within its Group and the Company's significant shareholders:

Name of significant shareholder	Name of the Company or entity within its Group	Nature of transaction	Type of relationship	Amount (in thousands of Euros)

C.2. Describe the relevant transactions that involve a transfer of resources or obligations between the Company or entities within its Group and the directors or managers of the Company:

Name of director or manager	Name of the Company or entity within its Group	Nature of transaction	Type of relationship	Amount (in thousands of Euros)

C.3. Describe the relevant transactions made by the Company with other companies belonging to the same group, provided they are not eliminated in the preparation of the consolidated financial statements and they are not part of the ordinary course of business of the Company as to their purpose and conditions:

Name of the entity within the Group	Brief description of the transaction	Amount (in thousands of Euros)

C.4. Identify, if applicable, the conflict of interest situations in which directors of the company are involved, pursuant to Section 127 ter of the Companies Law.

The potential conflict of interest situations that may have arisen have been resolved in accordance with the procedures set forth in the applicable rules and

regulations described in C.5 of this Report.

C.5. Describe the mechanisms used to detect, determine and resolve potential conflicts of interest between the company and/or its Group, and its directors, managers or significant shareholders.

Directors

Firstly, Article 36.1 of the Regulations of the Board of Directors defines conflict of interest situations in which Directors may be involved as "A conflict of interest shall be deemed to exist in those cases in which there is a conflict, whether direct or indirect, between the interest of the Company and the personal interest of the Director."

The Article also provides that "A personal interest of the Director shall be deemed to exist when a matter affects the Director or a Related Person. For the purposes of these Regulations, the following shall be deemed Related Persons:

a) The Director's spouse or other persons related to the Director by a like relationship of affection.
b) The ascendants, descendants or siblings of the Director or of the Director's spouse (or another person related to the Director by a like relationship of affection).
c) The spouses of the Director's ascendants, descendants and siblings.
d) The companies in which the Director, acting personally or through a third party, falls within any of the cases provided for in Section 4 of Law 24/1988 of July 28 on the Securities Market."

In the event legal entities are appointed as Directors, the following "shall be deemed to be Related Persons:

a) The shareholders who, in respect of the legal entity acting as Director, fall within any of the cases provided for in Section 4 of Law 24/1988 of July 28 on the Securities Market.
b) The companies that form part of the same group, as such is defined in Section 4 of Law 24/1988 of July 28 on the Securities Market, and the shareholders thereof.
c) The individual acting as a representative, the directors (in fact or in law) and the liquidators of, and the representatives holding general powers of attorney granted by, the legal entity acting as Director.
d) Those persons who, in respect of the representatives of the legal entity acting as Director, are deemed related persons pursuant to the provisions of the preceding paragraph applicable to individuals acting as Directors."

The rules governing these conflicts of interest are described in Article 36.2 of such Regulations:

a) Communication: the Director must give notice to the Board of Directors, in the person of the Chairman or the Secretary, of any conflict of interest in which the Director is involved.
b) Abstention: the Director will not attend or participate in the deliberation and voting on those matters in which the Director is affected by a conflict of interest. Proprietary directors (representing a major shareholder) will abstain from voting on those matters that may entail a conflict of interest between the shareholders

who have proposed their appointment and the Company.
c) Transparency: in the Corporate Governance Report, the Company will report any cases of conflict of interest involving the Directors and of which the Company is aware by reason of notice given thereto by the Director affected by such conflict or by any other means.

These rules are supplemented by the provisions of Article 40 of the Regulations of the Board of Directors, whereby any transaction by the Company with its Directors "shall be subject to the approval of the Board of Directors, which may make it conditional upon a prior report from the Audit and Compliance Committee." In this sense, "The Board of Directors (and the Audit and Compliance Committee, when a prior report is requested from it) shall evaluate the transaction in light of market conditions."

However, "in the case of customary or recurring transactions in the ordinary course of business, it shall be sufficient to give a generic approval of the kind of transaction and of the conditions for performance thereof."

Article 7 of the Internal Regulations for Conduct in the Securities Markets provides that the members of the Board of Directors as well as any other person who, pursuant to applicable regulations, is designated by the Regulatory Compliance Unit, must refrain from taking part in or influencing decisions that represent or may represent a conflict of interest between such members' or persons' own interests and those of the Company and/or the Group. Any of these members or persons who believe that they may be subject to a conflict of interest shall consult with the Unit before taking part in or influencing any such decisions.

In this sense, the Board of Directors, at the meeting held on July 9, 2003, resolved to create the Regulatory Compliance Unit, which is presided over by the General Secretary and the Secretary of the Board and also includes the Director of Capital Management and the Chief of the Accounting Rules and Internal Control Department.

Managers

The Code of Professional Conduct, which was approved by the Board of Directors at its meeting on February 27, 2002, is applicable to all managers and employees of the Group, regardless of the their rank, and dedicates a specific chapter to conflicts of interest.

In dealing with this material, the Code provides that "professional decisions must be based on the best defense of the interests of the Iberdrola Group and may not be influenced by personal or family relationships or any other private interests of the Group professionals."

The Code also includes examples of situations that could give rise to a conflict of interest:

a) Being involved personally or through relatives in a financial transaction or operation to which the Iberdrola Group is a party.
b) Negotiating or formalizing contracts on behalf of the Iberdrola Group with individuals or entities in which the Group professional has a relative –up to the fourth degree by blood relationship or second degree by marriage- holding a management position, whether as a significant shareholder or director.
c) Being a significant shareholder or director of customers, suppliers, or direct or

indirect competitors of the Iberdrola Group for private purposes.
d) Using the resources of the Iberdrola Group for private purposes.

The Code of Professional Conduct also provides that "Under no circumstance may professional activities be performed within the Iberdrola Group that entail or might entail a conflict of interest, except with prior written authorization of the Human Organization and Resources Division." To that effect, "Written notice must be given to an immediate superior regarding any occurrence or possible occurrence of a conflict of interests. The superior shall notify the Human Organization and Resources Division, which shall maintain and manage a Registry covering this type of situation."

Significant shareholders

The transactions by the Company with significant shareholders are regulated by Article 40 of the Regulations of the Board of Directors, which provides that such transactions "shall be subject to the approval of the Board of Directors, which may make it conditional upon a prior report from the Audit and Compliance Committee." In this sense, "The Board of Directors (and the Audit and Compliance Committee, when a prior report is requested from it) shall evaluate the transaction in light of market conditions", and will also examine these transactions with significant shareholders "in light of the principle of equal treatment of shareholders."

As to transactions between the Company and its Directors, such Article also provides that "in the case of customary or recurring transactions in the ordinary course of business, it shall be sufficient to give a generic approval of the kind of transaction and of the conditions for the performance thereof."

Article 30 of the By-Laws expressly refers to conflicts of interest of shareholders providing that "Shareholders participating in a merger or split-off with the company or who are called to subscribe to an increase in capital with the exclusion of pre-emptive rights or to acquire by overall assignment all of the Company's assets, may not exercise their voting rights for the approval of such resolutions by the shareholders."

This Article also establishes that "The provisions of the foregoing paragraph shall also be applicable when the resolutions affect, (i) in the case of an individual shareholder, the entities or companies controlled by such individual, and (ii) in the case of shareholders which are legal entities, the entities or companies belonging to its Group (in the sense indicated in paragraph four of Article Twenty-Nine), even when these latter companies or entities are not shareholders."

It finally provides that "If the shareholder prohibited from voting as set forth above attends the General Shareholders' Meeting, such shareholders' shares shall be deducted from the shares in attendance at the General Shareholders' Meeting for purposes of determining the number of shares upon which the majority needed for approval of he resolution with respect to which there is a conflict of interest shall be calculated."

Pursuant to Article 54 of the By-Laws, this voting prohibition will have no effect "upon the occurrence of the following circumstances:

(a) when the Company is the target of a public tender offer aimed at the share capital as a whole; and

(b) when, as a result of the public tender offer, an individual or a legal entity, or several of them acting jointly, acquire an interest equal to two-thirds of the voting capital of the Company; provided the full consideration thereof consists only of cash; or, alternatively,
(c) when, as a result of the public tender offer, an individual or a legal person, or several of them acting jointly, acquire an interest equal to three-quarters of the voting capital of the Company, provided that the consideration thereof consists, in whole or in part, of securities, without giving the recipient an alternative right to receive such consideration wholly in cash."

Article 55 of the By-Laws provides that the removal of this limitation shall be effective from the date of publication of the result of the settlement of the offer in the Listing Bulletin (*Boletín de Cotización*) of the Bilbao Stock Exchange, and the Directors of the Company will have the power –and the duty- to execute the corresponding public instrument formalizing the by-law amendment and to seek registration thereof with the Commercial Registry.

D RISK CONTROL SYSTEMS

D.1. General description of the risk control policy adopted by the company and/or its group, describing and assessing the risks covered by the system and a justification for the adjustment of such system to the profile of each kind of risk.

The Iberdrola Group has been taking action in the area of risk management and control since 1997, so it has considerable experience in this field.

In FY 2004, following its policy to continuously improve and maintain its risk-management leadership, and in order to provide an adequate response to the internal, regulatory and market requirements, and in anticipation of the growing demands of external agents, the Group has progressed in this area. The Board of Directors has formally approved the General Risk Policy, which is intended to provide the maximum level of guarantees to the shareholders, to other stakeholders and the market in general, as well as to increase the creation of value through an adequate management of the risk-opportunity combination.

Through this Policy, Iberdrola commits to developing all its capabilities so that relevant risks of any kind are adequately identified, measured, managed and controlled. For these purposes, "relevant risk" is any threat that an event, action or omission might prevent the Iberdrola Group from successfully attaining its goals and executing its strategies.

This commitment has been undertaken by the Board of Directors as it has been set forth in the By-laws, specifically in Article 34.3.c, and it is extended to all the activities and business of the Company, including investee companies over which the Company exercises effective control.

To implement the commitment assumed, the Board of Directors and the Executive Committee have the cooperation of the Audit and Compliance Committee that, in its capacity as consulting body, supervises and reports on the adequacy of the internal control and evaluation system for the relevant risks, all the above taking into account the following Basic Action Principles:

- INTEGRATE the risk/opportunity vision into the management of the company

by defining the risk strategy and profile, and incorporating this variable into strategic and operating decisions.

- SEGREGATE, at operating level, the duties of the risk-taking areas and of the areas in charge of analyzing, controlling and supervising risks.

- ASSURE corporate and financial stability in the short and long-term, maintaining an appropriate balance between risk, value and benefit.

- ENSURE the correct use of financial risk hedging instruments and registration thereof as required by the applicable accounting and financial standards.

- REPORT with transparency about the Group's risks and the operation of the systems developed for control thereof to the regulators and main external agents, maintaining appropriate channels to benefit communication.

- FOSTER the development of a culture of risk/opportunity control and management within the Iberdrola Group.

- ALIGN all the specific risk policies that need to be developed with this general policy.

- COMPLY with the applicable laws and regulations related to the control, management and supervision of risks.

- ADOPT the international best practices on Transparency and "Good Governance" relating to the control, management and supervision of risk (mainly the COSO Enterprise Risk Management framework) as benchmark for continuous improvement.

To implement this policy and put these principles into effect, a Comprehensive Risk Management System is established, supported by a definition and allocation of duties and responsibilities at the operating level and by support procedures, methodologies and tools that are described in depth in D.4. and D.2., respectively.

The control systems in place at Iberdrola are, in general, universal and non-exclusive, so any kind of risk can be contemplated.

- Market/credit risks
- Business risks
- Regulatory/environmental risks
- Risks relating to new investments and other risks

Owing to its universal and dynamic nature, the systems allow for the consideration of new risks that may affect the Iberdrola Group following changes in its operating environment or revisions of objectives and strategies, as well as adjustments resulting from ongoing monitoring, verification, review and supervision activities. The above systems, which are described in D.2, are considered appropriate to control the identified risk parameters, both in terms of the tools used and of the organizations involved.

D.2. Indicate the control systems that are currently in place to assess, mitigate or reduce the main risks of the company and its group.

The risk control systems which are currently in place at Iberdrola as management tools assisting in decision-making are based on four basic pillars: a) controlled management parameters; b) organization and responsibilities; c) process of control, management and supervision of risks; and d) alert and simulation tools.

a) Key controlled management parameters.

Action regarding risks is taken with respect to the effects thereof on the Strategic Plan, on New Investments and on the Annual Financial Statements.

The scope indicated above permits optimization the Profit and Loss Statement, adopting balanced profitability/value/risk decisions for new investments, optimizing indebtedness and attaining the growth forecasted in the Strategic Plan with controlled volatility.

The calculation of the impact of risks, as well as the follow-up and management action corresponding to each of the action parameters mentioned above, is performed with a frequency which is appropriate for the target goal (specifically, in the case of the new investments, monthly/quarterly for purposes of controlling management and budgeting, and annually with respect to the Strategic Plan).

b) Organization and responsibilities.

The organization, which is designed on the basis of different, clearly differentiated levels of control, management and supervision, is described in depth in D.4.

c) Process of control, management and supervision of risks.

The process that supports and articulates the development of the Risk Function is formed by sequential stages that facilitate the transparency of roles and responsibilities and accord it the necessary systematic elements.

The stages involved in this process are risk identification, integral analysis, management of risks within the established limits and guidelines, measurement and control, risk reporting and verification, review and supervision of the system.

The organizations participate in each of the stages according to the responsibilities defined and the procedures in place.

d) Risk alert and simulation tools.

Due to inherent complexity in the quantification, control and management of risks, Iberdrola has a number of risk alert and simulation tools, at both the corporate integration level and the business/risk integration level. The following are worth mentioning:

- Corporate integration tools:

1. Annual profit and loss statement:

This is an integrated tool that reflects the performance of the Group's different business divisions, to which a probability analysis is applied by means of a Montecarlo simulation. The integrated risk profile of the Profit and Loss Statement is thus obtained, and so is the individual impact of each of the risks considered.

2. Strategic Plan:

The methodology used is based on the definition and analysis of alternative scenarios that permit a quantification of the effects of the main risks affecting compliance with the goals set in the Strategic Plan and in the definition of action strategies.

3. Analysis of new investments:

A probability analysis is applied to each project by performing a Montecarlo simulation, which assesses the value/yield in investment risk.

- Business/risk tools:

There are also other tools with more specific application to a given business transaction or risk (fuel, power purchase/sale transactions, financial risks, client risk, etc.), which are used to manage that particular area and are integrated with the corporate systems on an organizational and reporting level.

D.3. In the event some of the risks affecting the company and/or its group materialized, indicate the circumstances giving rise to them and whether the established control systems have worked.

Iberdrola's risk control system contemplates all risks inherent in the activities performed by the Group and in the different markets in which the Group operates, and which therefore materialize to a greater or lesser extent during the course of the year, thus justifying the existence of systems intended to control and management them.

Regarding the market risks as a whole that have had a significant impact on the Profit and Loss Statement, quite notable has been the rising prices of fossil fuel in international markets, where coal exceeded USD 82/ton and oil exceeded USD 52/barrel.

The strategic management of this risk has allowed for the mitigation of its impact on the Profit and Loss Statement and, thus, no extraordinary hedging was required for this fiscal year.

Regarding the regulatory risks that have a fundamental effect on the Strategic Plan, the effect of the Directive on the Trading of Emission Rights is notable.

The environmental commitment of the 2002-2006 Strategic Plan, based on a high investment in clean energy (combined cycle plants and wind farms), together with significant current hydroelectric and nuclear generation facilities, place Iberdrola in a position to face the challenge of incorporating environmental costs.

D.4. Indicate whether there is any committee or other decision-making body in charge of establishing and supervising these control mechanisms, and describe the duties thereof.

- The Board of Directors and the Executive Committee, in the exercise of their duties, are in charge of ensuring the adequate identification, measurement, management and control of all significant risks, of defining the Company's risk strategy and profile, and of approving internal policies and the information to be released regarding risks.

- The Audit and Compliance Committee, as a consultative body reporting to the Board of Directors, supervises compliance with risk policies, procedures and limits and reports on the adequacy of the internal system for assessing and controlling risks relevant to the Company.

To that effect, it is supported by the Internal Audit Division, which functionally reports to the Chairman of the Audit and Compliance Committee and which, as a governance function, is responsible for supervising the management and control of significant risks relevant to the Company and its Strategic Plan, pursuant to the Basic Internal Audit Regulations of November 26, 2003, approved by the Audit and Compliance Committee and by the Vice-Chairman & Chief Executive Officer of the Company, to which it directly reports.

- For appropriate performance of its duties, the Executive Committee is supported by the following committees/organizations at the operating level:

Operating Committee: manages and controls the Group's balance of risks according to established policies and limits.

Strategy and Development Division: through the Comprehensive Risk Function, it performs an integrated analysis of risks, designs risk policies, procedures and limits, and prepares risk information for the different external agents.

Control Division: controls the risks and opportunities related to the annual budget and new investment opportunities, quantifying the effect of the Group's risks at individual and consolidated level.

Business and Corporate Units: they identify and manage the risks of their business or areas of authority (financial, legal, regulatory, etc.) according to the policies, procedures and limits established at corporate level.

D.5. Identification and description of the compliance procedures included in the various regulations that affect the company and/or its group.

The Iberdrola Group is present in different countries where it is subject to compliance with different laws and regulations. In particular, the power industry in Spain, where the principal activities of the Group are carried out, is subject to strict regulations that have undergone significant changes in recent years.

Each of the Group's business divisions has specific control, legal affairs and human resources departments which are functionally subordinate to the corresponding corporate divisions and which act in coordination with the business divisions. These departments are responsible for ensuring compliance with applicable laws in each case.

This includes business divisions abroad, which receive local advice in connection with the specific laws and regulations affecting the business division and the Group in each country.

Additionally, and as established in Article 44.2.f) of the By-laws, the Audit and Compliance Committee ensures compliance with legal requirements and the requirements of the Codes of Professional Conduct and Good Governance adopted by the Board of Directors.

E GENERAL SHAREHOLDERS' MEETING

E.1. Indicate the quorum required to hold valid a general shareholders' meeting as established in the by-laws. Describe how it is different from the minimum quorum required by the Companies Law (LSA).

Pursuant to Article 21.1 of the By-Laws, "The Ordinary as well as the Extraordinary General Shareholders' Meeting shall be validly established with the minimum quorum required by applicable legislation in effect at all times, taking into account the matters appearing on the agenda."

Section 102 of the Companies Law provides that "The General Shareholders' Meeting shall be validly established at first call if shareholders representing at least 25% of the subscribed share capital with voting rights are present at the meeting in person or by proxy", while "at second call the General Shareholders' Meeting shall be validly established no matter the share capital with voting rights represented therein."

In turn, Section 103 of such Law provides that "to adopt resolutions regarding the issue of debentures, the increase or reduction in share capital, the transformation, merger or split-off of the company and in, general, any amendment of its by-laws, the general or extraordinary general shareholders' meeting shall be validly established if shareholders holding at least fifty percent of the subscribed capital with voting rights are present at the meeting either in person or by proxy." "At second call, shareholders representing twenty-five percent of the capital of the company shall suffice."

As the only exception to the rules provided by the Companies Law, Article 21.2 of the By-Laws increases the required quorum "in order to adopt resolutions regarding a change in the corporate purpose, transformation, total split-off, dissolution of the Company and amendment of this second paragraph of this Article, in which case "shareholders representing two-thirds of subscribed capital with voting rights must be in attendance at the first call of the General Shareholders' Meeting, and shareholders representing sixty (60%) percent of such capital must be in attendance at the second call."

E.2. Explain the rules governing the adoption of corporate resolutions. Describe how they are different from the rules provided by the Companies Law.

Procedures for deliberation and voting

Section 9.i) of the Companies Law provides that the by-laws will set forth "the manner for deliberating upon and adopting resolutions by the collective management decision-making bodies of the company."

With respect to the General Shareholders' Meeting, Article 27 of the By-Laws governs the manner of deliberation and adoption of resolutions upon the following terms:

"1. The Chairman shall: direct the meeting such that deliberations are carried out pursuant to the agenda; accept or reject new proposals relating to matters on the agenda; direct the deliberations, granting the floor to shareholders who so request it, and taking the floor away or refusing to grant it when the Chairman

deems that a particular matter has been sufficiently debated, is not included in the agenda or hinders the progress of the meeting; indicate the time for voting; calculate the votes, with the assistance of the Secretary to the General Shareholders' Meeting; proclaim the results thereof; temporarily suspend the General Shareholders' Meeting; close the meeting; and, in general, exercise all powers, including those of order and discipline, which are required to properly hold the General Shareholders' Meeting.

2. The Chairman, even when present at a session, may entrust management of debate to a Director the Chairman deems appropriate, or to the Secretary, who shall carry out these duties on behalf of the Chairman, and the Chairman may remove them at any time. In the event of temporary absence or unexpected disability, the appropriate person pursuant to the provisions of paragraph one of Article Twenty-Five shall assume the duties of Chairman.

3. Votes shall be cast by hand, if needed, but resolutions may be adopted by general consent of the shareholders, without prejudice to applicable provisions regarding the need to record the opposition of shareholders, if any, in the minutes."

In turn, Article 33 of the Rules for the General Shareholders' Meeting establishes the procedure for voting on proposed resolutions:

"1. Once the shareholder presentations have ended and responses have been made to requests for information pursuant to the provisions of these Regulations, the proposed resolutions regarding matters included in the agenda or which are not legally required to be set forth therein, including proposals made by the shareholders during the meeting, shall be submitted to a vote.

The adoption of resolutions shall proceed following the agenda set forth in the call to meeting. Resolutions proposed by the Board of Directors shall be first submitted to vote and then, if appropriate, resolutions proposed by others shall be voted upon following their priority in time. In any event, once a proposed resolution has been adopted, all others relating to the same matter and which are incompatible therewith shall be withdrawn and therefore need not be voted upon.

If proposals have been made regarding matters that may be approved at the General Shareholders' Meeting without having appeared in the agenda, the Chairman shall decide the order in which they shall be submitted to a vote.

It shall not be necessary for the Secretary to previously read aloud the text of the proposed resolutions which has been provided to the shareholders at the beginning of the meeting, except when deemed appropriate by the Chairman for some or all of the proposals. In any event, the attendees shall be told to which item on the agenda the proposed resolution being submitted to vote refers.

2. As a general rule, and without prejudice to the use of other alternative systems, at the election of the Chairman, voting on the proposed resolutions referred to in the preceding paragraph shall be by show of hands, if necessary, although resolutions may also be adopted upon the general consent of the shareholders. The foregoing is without prejudice to the shareholders (or their proxies) who desire to abstain, to vote in the negative or in blank or to make known their opposition to or withdrawal from the meeting prior to the voting on the proposal in question, from so stating to the Notary Public (or, in the absence thereof, to the Secretary), or assistants thereto, in order for note to be taken thereof for inclusion

in the Minutes of the General Shareholders' Meeting, after verification of their identity and the shares that they own or represent by proxy. In any event, votes validly cast from a distance and which have not been revoked shall also be taken into consideration."

Form of exercising voting rights

Section 105.4 of the Companies Law (incorporated by Law 26/2003, of July 17, on Transparency) provides that, in accordance with the provisions of the by-laws, shareholders may vote "by mail, electronic means or any other distance method of communication, provided that the identity of the voter is duly guaranteed."

To permit shareholders to cast their votes from a distance, Article 28 of the By-Laws provides that shareholders may "cast their vote regarding proposals relating to the items included in the agenda by mail or by electronic communication."

It particularly provides that "Mail votes shall be cast by sending to the Company a document in which such vote is recorded, accompanied by the attendance card issued by the entity or entities in charge of the book-entry registry", while "votes by electronic communication shall be cast using a recognized electronic signature or other type of guarantee that the Board of Directors deems best ensures the authenticity and identification of the shareholder exercising the right to vote."

Article 28.4 of the By-Laws provides that "Votes cast by any means set forth in the preceding paragraphs must be received by the Company before midnight on the day immediately prior to the date provided for the holding upon first call of the General Shareholders' Meeting. Otherwise, the vote shall be deemed not to have been cast."

Article 28.5 empowers the Board of Directors "to elaborate upon the foregoing provisions by establishing the rules, means and procedures adjusted to current techniques in order to organize the casting of votes and grant of proxies by electronic means, following the rules and regulations issued for such purpose, if applicable." It also provides that "The implementing rules adopted by the Board of Directors pursuant to the provisions of this paragraph shall be published on the Company's website."

Finally, Article 28.7 of the By-Laws allows shareholders to revoke their votes from a distance and Article 32.4 of the Rules for the General Shareholders' Meeting provides that "The distance voting referred to in this Article shall be rendered void:

a) By subsequent express revocation made by the same means used to cast the vote and within the period established for such voting.
b) By attendance at the meeting in person or by proxy of the shareholder casting the vote."

Restrictions on voting rights

Article 29.1 (last part) of the By-Laws provides that "Each voting share, whether cast in person or by proxy at the General Shareholders' Meeting, shall grant the holder the right to one vote."

Pursuant to the provisions of Section 105.2 of the Companies Law, a maximum limit is established on the votes that a single shareholder can cast, and the

exercise of voting rights is also prohibited for shareholders involved in certain situations of conflict of interest with the Company.

Along these lines, Article 29.3 of the By-Laws provides that "no shareholder may cast a number of votes greater than those corresponding to shares representing ten (10%) of share capital, even if the number of shares held exceeds such percentage of capital. This limitation does not affect votes corresponding to shares with respect to which a shareholder is holding a proxy as a result of the provisions of Article Twenty-Three of these By-Laws, although, with respect to the number of votes corresponding to the shares of each shareholder represented by proxy, the limitation set forth above shall apply."

Article 29.4 of the By-Laws also provides that "The limitation set forth in the foregoing paragraph shall also apply to the maximum number of votes that may be collectively or individually cast by two or more shareholders which are entities or companies belonging to the same group. Such limitation shall also apply to the number of votes that may be cast collectively or individually by an individual and a shareholder entity, entities or companies controlled by such individual. A group shall be deemed to exist under the circumstances set forth in Section Four of the Securities Market Law, and an individual shall be deemed to control one or more entities or companies, under the circumstances of control set forth in such Section Four."

Finally, Article 29.5 provides that "Shares deprived of voting rights pursuant to the application of the foregoing paragraphs shall be deducted from the shares in attendance at the General Shareholders' Meeting for purposes of determining the number of shares upon which the majorities needed for the approval of resolutions submitted to the shareholders shall be calculated."

Article 30 of the By-Laws provides that "Shareholders participating in a merger or split-off with the company or who are called to subscribe to an increase in capital with the exclusion of pre-emptive rights or to acquire by overall assignment all of the Company's assets, may not exercise their voting rights for the approval of such resolutions by the shareholders."

This provision adds that "The provisions of the foregoing paragraph shall also be applicable when the resolutions affect, (i) in the case of an individual shareholder, the entities or companies controlled by such individual, and (ii) in the case of shareholders which are legal entities, the entities or companies belonging to its group (in the sense indicated in paragraph four of Article Twenty-Nine), even when these latter companies or entities are not shareholders."

Finally it provides that "If the shareholder prohibited from voting as set forth above attends the General Shareholders' Meeting, such shareholder's shares shall be deducted from the shares in attendance at the General Shareholders' Meeting for purposes of determining the number of shares upon which the majority needed for approval of the resolution with respect to which there is a conflict shall be calculated."

Pursuant to Article 54 of the By-Laws, these restrictions shall not apply "upon the occurrence of the following circumstances:

(a) when the Company is the target of a public tender offer aimed at the share capital as a whole; and
(b) when, as a result of the public tender offer, an individual or a legal entity, or

several of them acting jointly, acquire an interest equal to two-thirds of the voting capital of the Company; provided the full consideration thereof consists only of cash; or, alternatively,
(c) when, as a result of the public tender offer, an individual or a legal person, or several of them acting jointly, acquire an interest equal to three-quarters of the voting capital of the Company, provided the consideration thereof consists, in whole or in part, of securities, without giving the recipient an alternative right to receive such consideration wholly in cash."

Article 55 of the By-Laws provides that the removal of such limitations will be effective from the date of publication of the result of the settlement of the offer in the Listing Bulletin (*Boletín de Cotización*) of the Bilbao Stock Exchange and that the directors of the Company will have the power –and the duty- to execute the corresponding public instrument formalizing the by-law amendment and to seek registration thereof with the Commercial Registry.

Majority required for making decisions

Article 29.1 of the By-Laws provides that "The shareholders, acting at an ordinary or extraordinary General Shareholders' Meeting, shall adopt resolutions with the majorities required by the Companies Law based on votes represented in person or by proxy."

Along these lines, Article 29.2 provides that "The majority needed to approve a resolution shall require the favorable vote of one-half plus one of the voting shares cast in person or by proxy at the General Shareholders' Meeting. The foregoing does not affect situations in which the Law or these By-Laws provide for a greater majority."

In accordance with Section 103.2 of the Companies Law, when at second call, shareholders representing less than fifty percent of the subscribed capital with voting rights, any resolution related to the issuance of debentures, the increase or reduction of capital, the transformation, merger or split-off of the Company and, in general, resolutions involving the amendment of the By-Laws, may only be adopted with the affirmative vote of two-thirds of the capital present or represented at the meeting.

Article 56 of the By-Laws provides that resolutions intended to eliminate or amend the provisions contained in Title III (related to the inapplicability of restrictions in the case of public tender offers), Articles 29.3 and 29.5 and Article 30, will require the affirmative vote of three-quarters of the share capital in attendance at the General Shareholders' Meeting.

Finally, pursuant to Article 34.3 of the Rules for the General Shareholders' Meeting, "For the purposes of determining the number of shares upon which the majority needed to adopt the various resolutions shall be calculated, all shares appearing on the list of attendees shall be deemed to be in attendance, present or represented at the meeting, less: (i) shares whose owners or representatives have left the meeting prior to the voting on the proposed resolution or resolutions in question and have recorded their withdrawal with the Notary Public or, in the absence thereof, with the Secretary or assistants thereto; and (ii) shares which, by application of the provisions of Articles Twenty-Nine and Thirty of the By-Laws, are deprived of the right to vote in general or for the particular resolution in question."

E.3. Explain the rights of the shareholders regarding general shareholders' meeting which are different from the rights provided in the Companies Law.

Right to receive information

In addition to the rights to receive information provided in the Companies Law, Article 20.4 of the By-Laws provides that "There shall be a statement in the call of the General Shareholders' Meeting that any shareholder may obtain from the Company, without charge and on immediate basis, the documents that must be submitted for approval by the shareholders at the General Shareholders' Meeting, as well as the Management Report and the Auditors' Report."

Article 20.5 of such By-Laws further provides that "When the shareholders are to deal with an amendment to the By-Laws, besides the statements required in each case by the Law, the notice of the call must make clear the right of all shareholders to examine at the Company's registered office the complete text of the proposed amendment and the report thereon and to request that such documents be delivered or sent to them without charge."

To facilitate the exercise of the right to receive information prior to the General Shareholders' Meeting, Article 9 of the Rules for the General Shareholders' Meeting provides that requests for information may be made "by delivery of the request to the Company's registered office, or by delivery to the Company via mail or other means of electronic or long-distance data communication sent to the address specified in the announcement of the meeting or, in the absence of such specification, to the Office of the Shareholder (*Oficina del Accionista*)", regulating the substance and the format of the request for information.

Shareholders may use the website of the Company to exercise such rights, as well as to view any relevant information that may be needed for the exercise of their rights at the General Shareholders' Meeting.

In connection with the exercise of the right to receive information during the General Shareholders' Meeting, Article 17 of the Rules for the General Shareholders' Meeting provides that "The Company shall set up an Office of the Shareholder in a visible place at the stated premises of the meeting, for the purpose of (i) answering questions regarding the proceedings raised by the shareholders prior to the commencement of the session, without prejudice to the shareholders' legal and by-law rights to take the floor, make proposals and vote, and (ii) assisting and informing attendees and shareholders who wish to take the floor, preparing for such purpose a list of those who previously state their desire to participate, as well as collecting the text of their statements, if such statements are available in writing."

Right to be present at the meetings and to be represented by proxy

In this area, Article 23.2 of the By-Laws provides that "Proxies may be given by postal or electronic correspondence, in which case the provisions of Article Twenty-Eight of the By-Laws for the issuance of votes shall apply to the extent not incompatible with the nature of the proxy."

In addition, Article 24.2 of the By-Laws provides that "The General Shareholders' Meeting may be attended by going to the place where the meeting is to be held or, if applicable, to other places provided by the Company and indicated in the

call to meeting, and which are connected therewith by video conference systems that allow recognition and identification of the parties attending, permanent communication among the attendees regardless of their location, and participation and voting. The principal place of the meeting must be located in the municipal area of the Company's registered office, but supplemental locations need not be so located. For all purposes relating to the General Shareholders' Meeting, attendees at any of the sites shall be deemed attendees at the same individual meeting."

Right to cast votes from a distance

Article 28 of the By-Laws provides that shareholders having the right to attend meetings and to vote thereat may "cast their vote regarding proposals relating to the items included in the agenda by mail or by electronic communication," thus further developing the provisions of Article 32 of the Rules for the General Shareholders' Meeting relating to the casting of votes from a distance.

E.4. Indicate, if applicable, the measures adopted to encourage the participation of shareholders at General Shareholders' Meetings.

In addition to the rights to receive information, to be present at meetings, to be represented by proxy and to cast votes from a distance mentioned above, the Company develops a policy encouraging the participation of shareholders at the General Shareholders' Meeting with the following measures:

- Publication of the call of the meeting in numerous media, exceeding the legal requirements and the requirements set forth in the By-laws, ensuring broad dissemination of the call.

- Dissemination in the press of the announcement that the meeting can't be held on first call, and calling the shareholders to attend the meeting on the second call.

- Practices followed to encourage the participation of shareholders, such as gifts and even the payment of attendance bonuses.

- Holding the General Shareholders' Meeting at the best possible site that facilitates the development of the meeting, with high capacity and located at the center of the locality where Company's registered office is located.

- Hiring of financial brokers or agencies for better distribution of the information about the Shareholders' Meeting among our wide base of institutional and international investors.

- Personalized assistance and guidance to shareholders who wish to participate, through the Office of the Shareholder.

- The provision to shareholders of means for translating the various presentations.

- The possibility of accessing the live transmission of the meeting through the www.iberdrola.com website.

E.5. Indicate whether the chairman of the general shareholders' meeting is also the chairman of the board of directors. Describe, if applicable, the measures adopted to ensure independence and proper operation of the

general shareholders' meeting:

YES X NO

Description of measures

- On its own initiative, the Board of Directors traditionally requires that a Notary Public attend the Shareholders' General Meeting and prepare the minutes thereof (Article 8.6 of the Rules for the General Shareholders' Meeting). Therefore, the Chairman and the Secretary of the General Shareholders' Meeting do not prepare the minutes thereof, which is delegated to a notary public, thereby guaranteeing neutrality for the shareholders.

- As to the verification of the valid holding of the meeting, the Company has the necessary means to control and electronically compute the proxies and votes from a distance (by mail or electronic communication), as well as to prepare the list of shareholders present –in person or by proxy- at the General Shareholders' Meeting, which list is electronically recorded and attached to the minutes of the meeting, and to compute the quorum to hold meetings and to adopt resolutions (Article 16.2 of the Rules for the General Shareholders' Meeting).

To that effect, the Company prepares and proposes to the entities participating in the *Sociedad de Gestión de Sistemas de Registro, Compensación y Liquidación de Valores, S.A.* (Iberclear) the format of the attendance card to be issued to the shareholders in order for the cards issued to be uniform and to include a bar code or other system which allows for the electronic reading thereof in order to facilitate the computerized calculation of attendees (Article 12.2 of the Rules for the General Shareholders' Meeting).

These computerized systems are also useful to resolve or clarify doubts or claims in connection with the list of attendees.

- From the moment they enter the site, shareholders are assisted by the staff of the Office of the Shareholder (Article 18.1 of the Rules for the General Shareholders' Meeting), which staff is permanently available to resolve any issues and to facilitate shareholders' participation in the General Shareholders' Meeting, as indicated in section E.3 of this Report.

- Regarding the powers of the Chairman with respect to the shareholder participation period at the General Shareholders' Meeting, pursuant to Article 27.3 of the Rules for the General Shareholders' Meeting, the Chairman, in the exercise of his ordering powers:

a) may extend the time initially allocated to each shareholder, when the Chairman so deems it appropriate;
b) may request the presenting parties to clarify issues that have not been understood or which have not been sufficiently explained during the presentation;
c) may call the presenting shareholders to order so that they limit their presentation to business properly before the General Shareholders' Meeting and refrain from making improper statements or exercising their right in an abusive or obstructionist manner;
d) may announce to the presenting parties that the time for their presentations will soon be ending so that they may adjust their discourse and, when the time granted for their presentation has ended, or if they persist in the conduct described in the preceding paragraph, may withdraw the floor from them, and, if the Chairman believes that their presentation might alter the proper order and normal conduct of the meeting, the Chairman may adopt appropriate measures in order to comply with this provision; and
e) may deny the floor when the Chairman believes that a particular matter has been sufficiently debated, is not included in the agenda, or hinders the progress of the meeting.

Such provision also charges the Chairman with maintaining order in the room "in order to allow the participants to make their presentations without undue interruption."

- If there are disturbances which temporarily prevent the normal progress of the meeting, Article 30.1 of the Rules for the General Shareholders' Meeting empowers the Chairman "to suspend the session for the time the Chairman deems appropriate (but not for more than two (2) hours) in order to reestablish the conditions needed for the continuation thereof."

- Article 31.1 of the Rules for the General Shareholders' Meeting provides that at the proposal of the Directors or at the request of shareholders representing at least one-fourth of the capital present at the General Shareholders' Meeting, the attendees may agree to a continuation of their sessions over one or more consecutive days.

E.6. Indicate, if applicable, the amendments made during the fiscal year to the rules for the general shareholders' meeting.

The Rules for the General Shareholders' Meeting were approved by the shareholders at the General Shareholders' Meeting held on April 3, 2004, and no

amendment has been recorded since then.

E.7. Indicate the data on attendance at the general shareholders' meetings held during the fiscal year referred to in this report:

Attendance data

Date of General Shareholders' Meeting	% of shareholders present in person	% of shareholders represented by proxy	% distance voting	Total %
04-03-2004	6.230	41.780	0.000	48

E.8. Briefly describe the resolutions adopted by the shareholders acting at the general shareholders' meetings held during the fiscal year referred to in this report and the percentage of votes by which each resolution was passed.

GENERAL SHAREHOLDERS' MEETING HELD ON APRIL 3, 2004:

One.- Consideration and approval, if applicable, of the Annual Financial Statements (Balance Sheet, Profit and Loss Statement and Notes) and Management Report of the Company and its consolidated Group for the fiscal year ending December 31, 2003, of the Company and its Consolidated Group, and approval of the corporate management during such fiscal year, the allocation of results and the distribution of dividends. (AFFIRMATIVE VOTES: 98.78% OF THE CAPITAL HELD BY SHAREHOLDERS PRESENT IN PERSON OR REPRESENTED BY PROXY)

Two.- Consideration and approval, if applicable, of new By-laws. (AFFIRMATIVE VOTES: 98.79% OF THE CAPITAL HELD BY SHAREHOLDERS PRESENT IN PERSON OR REPRESENTED BY PROXY)

Three.- Consideration and approval, if applicable, of the Rules for the General Shareholders' Meeting and information to the shareholders about the Regulations of the Board of Directors. (AFFIRMATIVE VOTES: 98.94% OF THE CAPITAL HELD BY SHAREHOLDERS PRESENT IN PERSON OR REPRESENTED BY PROXY)

Four.- Consideration and approval, if applicable, of the Merger Balance Sheet of "Iberdrola, S.A.," the Merger Plan and the merger transaction entailing the takeover by "Iberdrola, S.A." of its single-member subsidiaries "Iberdrola Gas, S.A.," and "Star 21 Networks España, S.A.," with the dissolution without liquidation of such subsidiaries merged into "Iberdrola, S.A." and a block transfer of all of their assets to "Iberdrola, S.A.," in compliance with the Merger Plan and the provisions of Section 233 et seq. and Section 250 of the Companies Law. (AFFIRMATIVE VOTES: 98.94% OF THE CAPITAL HELD BY SHAREHOLDERS PRESENT IN PERSON OR REPRESENTED BY PROXY)

Five.- Authorization to the Board of Directors for a term of five years to issue debentures or bonds convertible into and/or that may be swapped for shares in the Company and to issue warrants with respect to new shares or outstanding shares of the Company, up to EUR one (1) billion, with the power, in the case of convertible bonds and warrants on new shares, to exclude the pre-emptive right of the shareholders and holders of convertible bonds. (AFFIRMATIVE VOTES: 98.23% OF THE CAPITAL HELD BY SHAREHOLDERS PRESENT IN PERSON OR REPRESENTED BY PROXY)

Six.- Authorization to the Board of Directors for a term of five years to issue debentures or bonds convertible into and/or that may be swapped for shares in the Company and to issue warrants with respect to new shares or outstanding shares of the Company, up to EUR one (1) billion, without the power to exclude the pre-emptive right of the shareholders and holders of convertible bonds. (AFFIRMATIVE VOTES: 98.23% OF THE CAPITAL HELD BY SHAREHOLDERS PRESENT IN PERSON OR REPRESENTED BY PROXY)

Seven.- Authorization to the Board of Directors, for a term of five years, to issue simple debentures or bonds, promissory notes and other fixed-income securities of analogous nature, as well as preferred interests, up to EUR 1.2 billion, except for the issuance of promissory notes, for which a limit of EUR 1.5 billion is established. (AFFIRMATIVE VOTES: 98.45% OF THE CAPITAL HELD BY SHAREHOLDERS PRESENT IN PERSON OR REPRESENTED BY PROXY)

Eight.- Authorization to the Board with respect to the derivative acquisition of the Company's own stock by the Company and/or its controlled companies as provided in Law. Reduction of the share capital and amendment of Article 5 of the By-Laws as a result. (AFFIRMATIVE VOTES: 98.95% OF THE CAPITAL HELD BY SHAREHOLDERS PRESENT IN PERSON OR REPRESENTED BY PROXY)

Nine.- Authorization to the Board of Directors to apply for the listing on and delisting from Spanish or foreign organized secondary markets of the shares, debentures or other securities issued or to be issued, and to adopt such resolutions as may be necessary to ensure the continued listing of the shares, debentures or other securities of the Company that may then be outstanding. (AFFIRMATIVE VOTES: 98.67% OF THE CAPITAL HELD BY SHAREHOLDERS PRESENT IN PERSON OR REPRESENTED BY PROXY)

Ten.- Authorization to the Board of Directors for the creation and funding of Foundations pursuant to Law 50/2002 of December 26 on Foundations, the applicable legal provisions in effect in the autonomous regions and other applicable legislation, with the Board of Directors being empowered to carry out such resolutions. (AFFIRMATIVE VOTES: 98.48% OF THE CAPITAL HELD BY SHAREHOLDERS PRESENT IN PERSON OR REPRESENTED BY PROXY)

Eleven.- Appointment or re-election of Auditors of the Company and its Consolidated Group for fiscal year 2004. (AFFIRMATIVE VOTES: 98.89% OF THE CAPITAL HELD BY SHAREHOLDERS PRESENT IN PERSON OR REPRESENTED BY PROXY)

Twelve.- Ratification of appointment of Directors. (AFFIRMATIVE VOTES: 95,75% OF THE CAPITAL HELD BY SHAREHOLDERS PRESENT IN PERSON OR REPRESENTED BY PROXY)

Thirteen.- Authorization granted to the Board of Directors, to the fullest possible extent, for the full development and execution of the foregoing resolutions, expressly including the power to interpret, remedy and complete such resolutions and have them evidenced in the form of public instruments, as well as the right to delegate the powers granted by the shareholders at the General Shareholders' Meeting. (AFFIRMATIVE VOTES: 98.94% OF THE CAPITAL HELD BY SHAREHOLDERS PRESENT IN PERSON OR REPRESENTED BY PROXY)

E.9. Indicate, if applicable, the number of shares required to attend the General

Shareholders' Meeting and whether there is any by-law limitation in that respect.

As set forth in sections 1 and 2 of Article 22 of the By-laws:

"1. Shareholders holding one hundred (100) or more voting shares may attend the General Shareholders' Meeting and take part in deliberations thereof, with the right to be heard and to vote. Those who hold a lesser number of shares may combine and give their proxy to another shareholder who, in combination therewith, completes the requirement for one hundred (100) shares or more.

2. In order to exercise the right to attend, shareholders' must cause the shares to be registered in their name in the corresponding book-entry registry at least five (5) days prior to the day on which the General Shareholders' Meeting is held. This circumstance must be evidenced by means of the appropriate attendance card or validation certificate issued by the entity or entities in charge of book-entry registries, or in any other form allowed by applicable legislation."

E.10. Indicate and justify the policies followed by the company with respect to proxy-voting at the general shareholders' meeting.

First of all, it is a policy of the Company to encourage the attendance of shareholders at the General Shareholders' Meeting.

Regarding proxy-voting, Article 12.2 of the Rules for the General Shareholders' Meeting provides that the Company may propose to the entities participating in the *Sociedad de Gestión de Sistemas de Registro, Compensación y Liquidación de Valores, S.A.* (Iberclear) the format of the attendance card to be issued to the shareholders, "as well as the formula to be recited in such document in order to delegate proxy representation at the meeting in favor of another shareholder, which should also set forth the way in which the proxy-holder will vote on each of the resolutions proposed by the Board of Directors for each item on the agenda in the absence of specific instructions of the shareholder being represented."

The Board of Directors calls the General Shareholders' Meeting and establishes that the following formula may be used for proxy-voting at the General Shareholders' Meeting:

"I hereby grant my proxy for this General Shareholders' Meeting to Shareholder _________ or, absent express appointment, to the Chairman of the Board of Directors of the Company, who shall vote in favor of the proposals included in the Agenda and such others as may be validly submitted, in the same manner as proposed by the Board of Directors, unless voting instructions are indicated in the table below. In the event that the representative is subject to a conflict of interests when voting on any of the items to be submitted to the shareholders at the General Shareholders' Meeting, I hereby authorize such representative to appoint a third shareholder to act as representative."

As a consequence, the voting power under the proxy may be granted to the Chairman of the Board of Directors, in his capacity as shareholder, who, in light of his special knowledge of the Company's business, is in the best position to act in the common interest of all the shareholders and to take into consideration any other legitimate interest, whether public or private, that might influence the development of business activities.

In addition, the shareholders may authorize the proxy holder so that, in the event a conflict of interests affecting the proxy holder with respect to the voting of any of the items submitted for the consideration of the shareholders, he may appoint another shareholder to exercise the proxy.

Notwithstanding the possibility of drafting more detailed instructions, the space included in the attendance card for the voting instructions permits the shareholders to check the box to abstain, to vote in the affirmative, in the negative or in blank in order to facilitate the indications that the represented shareholder desires to give to the proxy holder. Therefore, the voting instructions may be recorded easily in the corresponding computerized system.

Pursuant to Article 23 of the By-laws and Article 11 of the Rules for the General Shareholders' Meeting, shareholders have the following alternatives to prove the validity of the proxy granted:

a) By submission of the attendance card or a certificate of good standing at the shareholders' registration desks at the place and on the date set for the General Shareholders' Meeting.

b) By mail addressed to the Company including the duly signed proxy and signing the corresponding attendance card for such purpose.

c) By e-mail sent with the recognized electronic signature of the shareholder, by means of a communication to the Company through the website www.iberdrola.com. The communication will state the name of the proxy holder and of the represented shareholder.

Regardless of the manner in which they are received, all proxies are recorded in a computerized application, which is also used to control and compute proxies and voting instructions, prepare the list of attendees and verify the quorum required to hold valid meetings and the majority required to adopt resolutions, pursuant to Article 16.2 of the Rules for the General Shareholders' Meeting.

E.11. Indicate whether the company is aware of any policy of institutional investors as to participating or not in the decisions of the company:

YES **NO X**

Describe the policy

E.12. Indicate the address and manner for accessing corporate governance content on your website.

www.iberdrola.com/information for shareholders and investors

F DEGREE OF COMPLIANCE WITH GOOD GOVERNANCE RECOMMENDATIONS

Indicate the company's degree of compliance with existing good governance recommendations or whether the company has not adopted them, if applicable.

If the company does not comply with any of such recommendations, please

explain the recommendations, standards, practices or criteria applied by the company.

Until the single document referred to in ORDER ECO/3722/2003, of December 26, is prepared, the recommendations included in the Olivencia Report and in the Aldama report should be used as a reference in completing this section.

1.- Information instruments:

Recommendation	Compliance	More information
Website	YES	E.12

2.- General Shareholders' Meeting:

Recommendation	Compliance	More information
Rules for the General Shareholders' Meeting	YES	E.6
Call made sufficiently in advance and availability of the agenda on the website, proposed resolutions and information offered to the shareholders during the period of preparation of the General Shareholders' Meeting	YES	E.3
Holding and development of the General Shareholders' Meeting, encouraging participation by the shareholders	YES	E.4

3.- Board of Directors:

Recommendation	Compliance	More information
Regulations of the Board	YES	B.1.13
Conflicts of Interest	YES	C.5
Size: reasonable number of members	YES	B.1.2, G
Types of Directors	YES	B.1.3
Separation of Chairman and CEO	YES	B.1.16
Age limit for Directors	YES	B.1.20
Composition of the Board of Directors	YES	B.1.3
Existence of Board Committees	YES	B.2.2
Composition of the Executive Committee	YES	B.2.2
Composition of the Audit and Compliance Committee	YES	B.2.2

Regulations of the Audit and Compliance Committee	YES	B.2.5
Annual Activities Report of the Audit and Compliance Committee	YES	B.2.5
Composition of the Nominating and Compensation Committee	YES	B.2.2
Regulations of the Nominating and Compensation Committee	YES	B.2.5
Annual Activities Report of the Nominating and Compensation Committee	YES	B.2.5
Limitation on compensation by delivery of stock	YES	B.1.11
Directors' compensation	YES	B.1.8
Senior Management Compensation	YES	B.1.9
Secretary of the Board	YES	B.1.27, G

4.- Preparation of Annual Financial Statements and Quarterly and Semi-Annual Financial Statements:

Recommendation	Compliance	More information
Certification of the annual financial statements by the Vice Chairman & CEO and the Director of Administration, Control and Regulation	YES	B.1.24
Approval by the Board of the periodic information following a report by the Audit and Compliance Committee	YES	B.1.25, B.1.26, B.2.3
Independence of the Auditor	YES	B.1.28, B.2.3
Unqualified auditor's report	YES	B.1.25
Publication of the Auditor's fees	YES	B.1.29

5.- Comments:

Size of the Board of Directors: reasonable number of members

Since 1991 the number of Directors was fallen from 40 to 21, the maximum number permitted by Article 36.1 of the By-laws.

The Company has made public its commitment to continue applying the policy to

reduce the number of Directors in accordance with good governance recommendations.

Existence of Board Committees

Regarding this issue, the Aldama Report provides that "the Committees that should be created for better corporate governance, notwithstanding any other committee that might be created by companies or by the division of the Committees mentioned below into any number of committees, are: (i) the Executive Committee, which has executive powers for the adoption of binding resolutions regarding the Company within the framework of the powers delegated to it; (ii) the Audit and Control Committee, the Nominating and Compensation Committee and, as the case may be, the Strategy and Investment Committee which only have reporting duties and the power to submit proposals to the Board, and such other powers and duties as might be attributed to them by Law, the By-laws or the Regulations of the Board of Directors."

In line with that recommendation, as provided by Article 42 of the By-laws and as described in B.2.3 of this Report, the Board of Directors of Iberdrola has decided to create and maintain the following committees:

- an Executive Committee;
- an Audit and Compliance Committee; and
- a Nominating and Compensation Committee.

In particular, the Executive Committee, which has held 24 meetings in FY 2004, also performs the role, among other duties, of a STRATEGY AND INVESTMENT COMMITTEE, to the extent that it invests most of its time in submitting proposals or information to the Board of Directors about such strategic decisions, investments and disinvestments that are relevant for the Company or the Group, assessing their conformity with the budget and the Strategic Plan and performing analysis and follow-up of the business risks.

G OTHER INFORMATION OF INTEREST

If you believe that there is any relevant principle or aspect regarding the corporate governance practices applied by your company that has not been discussed in this Report, please mention and explain it below.

In this section, you may include any other information, clarification or comment relating to the prior sections of this report to the extent that it is relevant and not repetitive.

Specifically, indicate whether the company is subject to laws other than Spanish laws regarding corporate governance and, if applicable, include such information that the company is required to release and that is different from the information released in this Report.

Comments:

Section A.1

- The shareholders acting at the April 1, 2000 General Shareholders' Meeting

authorized the Board of Directors of the Company to increase the share capital by half the amount of the then existing share capital through the issuance of new shares in consideration of cash contributions or the conversion of freely-available reserves, without consulting the General Shareholders' Meeting. This authorization was granted until April 1, 2005, and has not yet been exercised.

- The shareholders acting at the April 3, 2004 General Shareholders' Meeting authorized the Board of Directors for a term of five years to issue debentures or bonds convertible into and/or that may be swapped for shares in the Company and to issue warrants with respect to new shares or outstanding shares of the Company, up to EUR one (1) billion, with the power, in the case of convertible bonds and warrants on new shares, to exclude the pre-emptive right of the shareholders and holders of convertible bonds.

- At that shareholders' meeting, the shareholders also authorized the Board of Directors for a term of five years to issue debentures or bonds convertible into and/or that may be swapped for shares in the Company and to issue warrants with respect to new shares or outstanding shares of the Company, up to EUR one (1) billion, without the power to exclude the pre-emptive right of the shareholders and holders of convertible bonds.

Section A.2

- Given that the shares are represented by book entries, extremely accurate information about the interest of shareholders in the share capital is not available. The information provided has been taken from the annual reports of our shareholders and from different press releases.

- For purposes of this Corporate Governance Report and in conformity with Schedule I of the National Securities Market Commission Communication 1/2004, of March 17, significant shareholders are the holders of interests that reach the threshold set forth by Royal Decree 377/1991, of March 15, or that, even when they do not reach the percentage established in that Royal Decree "permit the exercise of a significant influence on the company. Unless otherwise shown, significant influence shall mean 'the possibility of appointing or removing any member of the board of directors of the company or of proposing the appointment or removal of any member of the board of directors of the company and, in general, whatever is provided in the furtherance of Section 35 of the Securities Market Law.'" As a consequence, the savings associations associated in the Federación de Cajas de Ahorro de Castilla y León are considered significant shareholders, for purposes of this Report, given that they have proposed the appointment of Mr. Sebastián Battaner Arias as Member of the Board of Directors.

- Out of the total 8.619% interest in the share capital of Iberdrola, S.A. reported by Banco Bilbao Vizcaya Argentaria, S.A. (BBVA) in its Annual Consolidated Financial statements for fiscal year 2004, 5.48% has been identified as an "interest held for the long term."

- The approximate distribution of interests in share capital by type of shareholder is a follows:

- Foreign institutions: 43%
- Domestic institutions: 27%
- Retail investors: 30%

- On September 25, 2003, Banco Santander Central Hispano, S.A. submitted to the National Securities Commission, in its condition as reporting party with respect to

Chase Nominees Ltd., a report of significant interests consisting of 86,174,636 shares in the share capital of Iberdrola, S.A., representing 9.559% of the share capital, expressly stating that Chase Nominees Ltd. is required to report its participation as nominee (Section 3.1 of Royal Decree 377/1991, of March 15) acting on behalf of its clients, none of which is, in turn, subject to report a significant interest if only the individual shareholding registered with Chase Nominees Ltd is taken into account.

- On February 2, 2005, State Street Bank and Trust Co. submitted to the National Securities Market Commission a report of significant interests, expressly stating that that it submitted such report in its capacity as nominee, reporting a total interest amounting to 53,449,557 shares, representing 5.929% of the share capital.

- Although it is not mandatory to report them under Royal Decree 377/1991, of March 15, some of the most significant documents in the ownership structure have been the following:

1) The acquisition of 18,032,484 shares, representing 2% of share capital, by the Savings Associations associated in the Federación de Cajas de Ahorro de Castilla y León, whose interests are broken down in A.2 in this Report.

2) The acquisition of 4,500,000 shares, representing 0.5% of share capital, by Montes de Piedad y Caja de Ahorros de Ronda, Cádiz, Almería, Málaga y Antequera (Unicaja).

3) The acquisition of 2,704,648 shares, representing 0.3% of share capital, by Caja de Ahorros Castilla La Mancha.

4) The acquisition of 1,000,000 shares, representing 0.11% of share capital, by Caja de Ahorros y Monte de Piedad de Extremadura.

5) The acquisition of 920,000 shares, representing el 0.102% of share capital, by Caja de Ahorros de Vitoria y Álava (Caja Vital).

6) The acquisition, in February 2005, of 9,015,492 shares, representing 1% of share capital, by Sociedad de Desarrollo de Navarra (SODENA).

Section A.3

- Pursuant to the provisions of Article 49 of the By-laws, each Director must show the recordation of a lien upon ten thousand (10,000) shares of the Company as a guarantee for any liabilities which may be incurred in the performance of the Director's duties.

- Adding the interests of significant shareholders and the shares owned by Directors, the percentage of shares held by the Board of Directors is 19.77%.

Section A.5

Uragua, S.A. is a Uruguayan company, and therefore, has no CIF (Tax Identification Code) but has the corresponding Uruguayan tax identification.

Section A.8

Pursuant to the authorizations granted by the shareholders to the Board of Directors at the General Shareholders' Meeting, and as mentioned in Section A.9 of this Report, during 2004 Iberdrola, S.A. has acquired 13,929,158 shares of its own stock for 233

million Euros, which stock had a nominal value of 42 million Euros. The Company has also transferred 15,545,275 shares of its own stock, for 256 million Euros.

Derivatives on treasury shares in effect as of December 31, 2004 amounted to 10,682,127 call options maturing in 2005.

Section B.1.2

Since the integration in 1991 of the companies that gave rise to Iberdrola, S.A., to date, the number of Directors has decreased from 40 to 21, in accordance with the maximum number of Directors set by Article 36 of the By-laws.

The Company has made public its commitment to continue applying the policy to reduce the number of Directors in light with good governance recommendations.

Section B.1.3

- As communicated to the National Securities Market Commission as a significant event on May 26, 2004, the Board of Directors resolved to make an interim appointment of Mr. Sebastián Battaner Arias, following the interim appointment procedure, as External Proprietary Director to represent the shareholding of the Savings Associations associated in Federación de Cajas de Ahorro de Castilla y León, which are listed below:

- Caja España de Inversiones, Caja de Ahorros y Monte de Piedad.
- Caja de Ahorros de Salamanca y Soria (Caja Duero).
- Caja de Ahorros Municipal de Burgos.
- Caja de Ahorros y Monte de Piedad de Segovia.
- Caja de Ahorros y Monte de Piedad del Círculo Católico de Obreros de Burgos.
- Caja de Ahorros y Monte de Piedad de Avila.

Section B.1.8

The information contained in section B.1.8 of this Report coincides with the information reflected in Note 25 of the Annual Financial Statements for fiscal year 2004 relating to the compensation paid to the Board of Directors, although it is classified differently due to the regulated nature of the contents of this section B.1.8 of this Report owing to the provisions of the National Securities Market Commission Communication 1/2004.

In this regard, section B.1.8 of this Report reflects the aggregate compensation of Directors on account of different compensation items that include the compensation charged to the By-law Allocation for FY 2004 and specific variable compensation charged to the By-law Allocation for FY 2003, as well as compensation booked under "Personnel expenses – salaries, wages and similar items."

On the other hand, regarding the charge to such By-law Allocation for FY 2004, reserves have been booked for commitments pending payment through the date of finalization of the service contract executed with the Chairman of the Board of Directors on November 27, 2002, which expires in June 2006, amounting to EUR 7,500,000. Likewise, a charge has been made to this By-law Allocation for external services and other undistributed items in the amount of EUR 3,161,000, which are not included in section B.1.8. of this Report because they are not compensatory in nature.

Section B.1.10

In 1990s, the Company began to include this kind of clause in contracts with its managers, although most of the contracts with indemnity or golden parachute clauses were executed in October 2000. Such contracts currently encompass 89 managers, including the 15 members of the senior management of the Company (i.e. the two Executive Directors and the 13 managers listed in Section B.1.9 of this Report).

The purpose is to attain an effective and sufficient degree of loyalty from the senior-level executives required for the management of the Company and thus avoid the loss of experience and knowledge that might jeopardize the furtherance of the strategic goals. Essentially, these clauses include severance packages for the members of the management team on the basis of length of service to the Company, with annual payments ranging from a minimum of 2 years to a maximum of 5 years.

Section B.1.27

The Secretary of the Board of Directors also provides legal counsel to the Company's management decision-making bodies, thus reinforcing his duty to assure the formal and substantive legality of the actions of such Bodies.

In addition, the Secretary is a member of the executive team, given that he is the General Secretary of the Company.

Section B.1.29

Of the EUR 1,053,000 of non-audit work performed by the audit firm, EUR 578,000 corresponds to certification engagements which are mandatory to comply with certain requirements.

Section B.1.30

The relationship with the auditor dates back to 1979. Arthur Andersen y Cia, S.Com. has been auditing Iberdrola, S.A. since 1992, although Deloitte & Touche España, S.L. (formerly Arthur Andersen y Cía, S.Com.) is the firm that has been auditing Iberdrola, S.A. since FY 2002. In this regard, it should be noted that the auditor has rotation policies affecting the lead partner and the secondary partner in charge of quality control. In addition, in compliance with the Financial Law, the audit firm has completely replaced members of the team that were on the team for more than seven years. Furthermore, the change in the audit firm entailed a change in the traditional audit procedures used in order to apply those of the new firm.

Additionally, on June 26, 2002, the Audit and Compliance Committee considered that it was appropriate for certain companies of the Group to have an auditor different from the firm auditing Iberdrola, S.A. in order to be able to properly assess its possible contribution as future auditor of the financial statements of the Company.

To that effect, it recommended the definition of a "second set" of audits that would include certain companies of the Group and that was to be awarded, following a request forbids, among internationally recognized audit firms other than the Company's auditor. The engagement was awarded to the firm "Ernst & Young."

Section B.1.31

Director Juan Luis Arregui Ciársolo has an interest of 31.25% in the capital of

Cetesalas, S.L., which, in turn, holds 91.86% of the share capital of Corporación Eólica CESA, S.A. As a consequence, such Director holds an indirect interest of 28.7% in Corporación Eólica CESA, S.A.

Director José Orbegozo Arroyo has an interest of 29.98% in the capital of Olaguibel Servicios Generales, S.L., which, in turn, holds 19.6% of the capital of Fanox Electronic, S.L. As a consequence, such Director is attributed an indirect interest of 5.88% in Fanox Electronic, S.L. which, added to its direct interest of 0.4%, results in a total interest of 6.28%.

Section B.2.2

In clarification of the information provided in this section, it should be noted that Mr. José Ignacio Sánchez Galán is the Vice Chairman & Chief Executive Officer and that Mr. José Antonio Garrido Martínez and Mr. Javier Herrero Sorriqueta are Vice Chairmen of the Board of Directors.

Section C.1

The transactions conducted with significant shareholders in FY 2004 have been carried out in the ordinary course of business and have conformed to arm's length terms. The information about such transactions is not needed to state the true financial position and results of operations of the Company. However, regarding Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), the most significant transactions conducted in FY 2004 have been:

1. Bank financing transactions:

On April 1, 2004, BBVA granted a loan to Iberdrola Energía Altamira, guaranteed by Iberdrola S.A., in the amount of USD 300 million, with a final maturity in 2014 and payable in semiannual installments commencing in 2009. Bids were requested from seven prime banks, and the proposal submitted by BBVA was the most competitive.

On May 19, 2004, a loan in the amount or EUR 500 million, with a term of five years, was borrowed from seven prime financial institutions, both Spanish and foreign, including BBVA, by means of the "club deal" method.

On December 16, 2004, a syndicated loan in the amount of EUR 2.3 billion, with a term of five years was borrowed from 36 financial institutions. Twelve banks, including BBVA, act as arrangers.

2. Interest rate and exchange rate derivative instruments:

Interest rate and exchange rate hedging transactions for an amount equivalent to EUR 5.723 billion were conducted in 2004. Of such amount, EUR 1.217 billion are related to transactions with BBVA.
Derivate transactions are awarded through competitive biddings among financial institutions of proven solvency.

3. Surplus deposits and drawdowns of credit lines:

In 2004 drawdowns under current account overdraft and credit facilities amounted to a daily average amount equivalent to EUR 44 million, of which EUR 13 million (30%) correspond to BBVA.

In addition, in FY 2004 treasury surpluses for an average daily amount equivalent to EUR 108 million were deposited, and the transactions with BBVA accounted for 16% of these transactions.

These transactions are conducted daily to regulate the liquidity of the Group by requesting quotations from about 20 financial institutions.

4. Treasury stock:

Throughout 2002, different call options on the shares of Iberdrola were contracted with BBVA. The average balance of options held with BBVA was 1,300,000 call options, which represents an amount of about EUR 25 million.

Section C.3

The transactions with Group companies that have not been eliminated in the consolidation process correspond to transactions conducted in the ordinary course of business (purchase and sale of power, engineering services, financial income and expenses on centralized treasury management, etc.), conform to arm's length terms and are of minimal relevance in disclosing the financial position and results of operations of the Company.

However, it should be noted that the purchase from Corporación IBV Servicios y Tecnologías, S.A. of 6% of the share capital of Gamesa Corporación Tecnológica, S.A. has been conducted under arm's length terms and has not given rise to gains or losses in the Consolidated Financial Statements.

In addition, Iberdrola signed an agreement with Gamesa for the acquisition of the Catefica Wind Farm, near Lisbon, with an installed capacity of 18 MW, which transaction is part of the Company's bid for the Portuguese wind market. Iberdrola also acquired 469 MW of installed wind farm capacity from Gamesa - 250 MW in Portugal and 219 MW in Spain – for the amount of 566 million Euros, which makes the Company a leader in the Renewable Energy industry.

This annual corporate governance report has been approved by the Board of Directors of the company at the meeting held on February 23, 2005.

Indicate the Directors that voted against the approval or that abstained from voting in connection with the approval of this Report.


Activities Report
Audit and Compliance Committee of the IBERDROLA Group
IBERDROLA

Activities Report

2004

Audit and Compliance Committee of the IBERDROLA Group

Activities report of the Audit and Compliance Committee of the IBERDROLA Group for fiscal year 2004, prepared at its meeting of January 26, 2005 and approved by the Board of Directors of IBERDROLA, S.A. on February 23, 2005, pursuant to Article 44.4 of the By-Laws of IBERDROLA, S.A.

Letter to the Board of Directors of IBERDROLA, S.A.

I am pleased to submit, for the sixth consecutive year, the Activities Report of the Audit and Compliance Committee of the Iberdrola Group.

In an effort to improve transparency, numerous new items of information have been included in this Report. Especially noteworthy is the inclusion of the profile of the Committee members, the statement of independence made by such members, qualified as such, and more information in the Shareholder's Guide.

During the thirteen meetings held in 2004, the Committee devoted a great deal of effort to the process of adjustment to the International Financial Reporting Standards and to developments in the field of Corporte Governance, such as the audits of the corporate website and the monitoring of related transactions and conflicts of interest.

In its quest for improvement, the Committee held a seminar meeting focusing on the self-assessment of its operations and adopted an Action Plan to be developed over the year to come.

I would like to end this letter by reiterating the commitment assumed by the Audit and Compliance Committee to maintain its lively pace of activity, so that special attention can be paid during 2005 to supervising the Comprehensive Risk Management System and the processes for the development of economic-financial information in the first year of its preparation based on International Accounting Standards.

Sincerely,

Ricardo Álvarez Isasi
Chairman of the
Audit and Compliance
Committee of the
IBERDROLA Group

2004 Activities Report

Contents



2004 Activities Report

The aim of this "Shareholder's Guide" is to give answers to the important questions that all shareholders of IBERDROLA should know in order to understand the scope and duties of the Audit and Compliance Committee.

WHAT IS THE REASON FOR THE EXISTENCE OF THE AUDIT AND COMPLIANCE COMMITTEE?

This Committee was created by the Board of Directors of IBERDROLA, S.A. in October 1998 in response to the growing demands of shareholders and markets in the area of Corporate Governance, which materialized in Spain in what is known as the "Code of Good Governance."

As a result of the entry into force of Financial System Reform Measures Law 44/2002, of November 22, it is now mandatory for Listed Companies in Spain to have Audit Committees.

Consequently, Article 44 of the By-Laws of the Company approved at the General Shareholders' Meeting held on April 3, 2004, which Article relates to the Audit and Compliance Committee, contemplates the provisions contained in the above-mentioned Law, among other provisions.

The new regulatory framework and IBERDROLA's subsequent adjustments ratify the system that the Committee, following a forward-looking approach, adopted six years ago.

WHO ARE THE COMMITTEE MEMBERS? HOW IS THEIR INDEPENDENCE GUARANTEED?

The Committee is an internal body of the Board, and as such, it is made up of Company directors, with a minimum of three members and a maximum of five. At present, there are four members on the Committee.

IBERDROLA's By-Laws and the Regulations of the Board of Directors favor the independent operation of the Committee and provide that it shall consist of external directors who are not members of the Executive Committee.

Further, the By-Laws (Article 37) and the Regulations of the Board of Directors (Article 10) define the profile of and the requirements to be satisfied by "external independent directors".

This Report contains a public statement of independence made by the two members of the Committee -*the Chairman* and one other member- who are characterized as such.

HOW DO YOU ENSURE THAT COMMITTEE MEMBERS HAVE THE TECHNICAL EXPERTISE AND FINANCIAL EXPERIENCE REQUIRED TO PERFORM THEIR DUTIES?

This Activities Report contains a profile of each member of the Audit and Compliance Committee, including a description of their respective professional background, expertise and financial experience.

Most of the members of the Audit and Compliance Committee of IBERDROLA have served on it since it was created and have actively participated in the large number of activities reflected in the Activities Report that the Committee has been publishing on an annual basis.

In addition, the Committee members have broad experience on the Board of Directors of IBERDROLA and on other decision-making bodies of major Companies, and they contribute the experience they have acquired in management-level positions directly or indirectly related to the preparation of economic-financial information as well as in other fields, such as universities, foundations, research, etc. -all at both the domestic and the international level.



WHAT POWERS AND DUTIES DOES THE COMMITTEE HAVE? HOW MUCH TIME DOES IT DEVOTE TO THEM?

The By-Laws of IBERDROLA provide for the following powers and duties of the Committee:

- Report to the shareholders at the General Shareholders' Meeting with respect to matters raised therein by shareholders regarding its powers.
- Propose appointments of the Company's Auditors to the Board of Directors for submission to the General Shareholders' Meeting.
- Supervise the management of the Internal Audit Department, which will be functionally controlled by the Chairman of the Committee.
- Know the process for gathering financial information and associated systems for monitoring risks relevant to the Company.
- Receive information from the Auditors regarding matters that might risk the independence thereof which are related to the auditing procedure and generally regarding any other information provided for in legislation regarding the auditing of financial statements and in the technical auditing regulations in effect at any time.
- Inform itself in advance of the Company's Annual Corporate Governance Report and ensure compliance with legal requirements and those of the Codes of Professional Conduct and Good Governance adopted by the Board of Directors.
- Such other powers, if any, that may be assigned to it by the Board of Directors.

The members of this Committee are particularly focused on their duties, as shown by the fact that they met thirteen times during 2004. The Chairman of the Committee devotes considerably more time to his duties, dedicating around 300 hours a year exclusively to the business of the Committee.

HOW DOES THE COMMITTEE WORK?

The reports and recommendations submitted by the Committee to the Board of Directors of IBERDROLA, S.A. are the product of:

- Discussions among members at Committee meetings.
- Analyses made at the request of the Chairman of the Committee by the Internal Audit Division, which organization is directly subordinate to the Committee.
- Meetings between the Chairman of the Committee and the Vice-Chairman & Chief Executive Officer and the Company Managers, and the attendance of such Managers at the Committee sitting as a full body.

HOW MUCH DOES THIS COMMITTEE COST IBERDROLA'S SHAREHOLDERS?

The costs incurred by the Committee members for attending meetings are included within the By-Law allocation to the Board of 2% of consolidated net profits, which was approved at the General Shareholders' Meeting, so there is no additional cost to them.

The attendance fees paid to the Committee members, which are included in this By-Law allocation to the Board, totaled 97,500 euros in fiscal year 2004.

WHAT IS THE 2004 ACTIVITIES REPORT OF THE AUDIT AND COMPLIANCE COMMITTEE?

This Report sums up the activities performed by the Committee during 2004 in its different fields of action.

WHO IS THIS ACTIVITIES REPORT INTENDED FOR?

It is essentially for the shareholders of IBERDROLA, S.A., to whom it is delivered as a result of the General Shareholders' Meeting.

Notice of this Report is given to the National Securities Market Commission (CNMV) as a significant event, and it is also distributed in Spanish and English to investors, analysts, regulatory bodies, etc. The Report is also available on IBERDROLA's website *(www.iberdrola.com)* under "Information for shareholders and investors," the contents of which conform to Ministerial Order 3722/2003.

IS THE ACTIVITIES REPORT PUBLISHED IN COMPLIANCE WITH A LEGAL REQUIREMENT?

No. The publication of this Activities Report is an initiative voluntarily adopted by IBERDROLA, in its commitment to transparency and "good governance."

Subsequently, the Report of the Special Commission for the Promotion of Transparency and Safety in the Financial Markets and Listed Companies (the "Aldama Report") recommended the preparation of an Annual Report on the activities of the Audit Committee.

IBERDROLA is the first Listed Company in Spain to have published a report of this nature. The 2004 report is its sixth annual report.

WHAT DOES THIS REPORT PROVIDE TO IBERDROLA'S SHAREHOLDERS?

The annual publication of this Activities Report is an initiative undertaken within the framework of IBERDROLA's policy of maximum transparency of the rules and internal operation of its governing bodies. A careful reading of the Report gives an insight into how the IBERDROLA Group's Audit and Compliance Committee works.

The efficient operation of the Audit and Compliance Committee offers the shareholder an additional assurance that the Board of Directors supervises the significant risks of the Business with the utmost transparency, self-discipline and rigor.

By assessing the efficiency of the Internal Control System, the Committee contributes decisively to the achievement of IBERDROLA's strategic objectives. Although an efficient Internal Control System does not guarantee per se that the objectives will be met, it does ensure that the Company's management will make controlled decisions which are commensurate with the guidelines and principles established by the Board of Directors of IBERDROLA, S.A.

The Audit and Compliance Committee itself has established self-assessment and continuous improvement mechanisms. Thus, during fiscal year 2004, it devoted a seminar meeting to assess its operation, which meeting resulted in a Plan of Action including various measures of improvement to be implemented during fiscal year 2005.

Audit and Compliance Committee

Composition
Profiles of the Committee's members
Statement of Independence
Highlights of the Committee: 1998-2004

COMPOSITION

On June 25, 2003, upon recommendation by the Nominating and Compensation Committee, the Board of Directors of IBERDROLA, S.A. unanimously approved the appointment of the following members of the Audit and Compliance Committee:

Chairman	Mr. Ricardo Álvarez Isasi (External Independent Director)
Members	Mr. Javier Aresti y Victoria de Lecea (External Proprietary Director, proposed by BBVA) Mr. César de la Mora y Armada (External Independent Director) Mr. Ignacio de Pinedo Cabezudo[1] (External Director)

(1) Secretary



PROFILES OF THE COMMITTEE MEMBERS

Mr. Ricardo Álvarez Isasi
Chairman of the Audit and Compliance Committee

Born on April 24, 1940.

Doctor of Industrial Engineering from the Engineering School of Bilbao.

TRACK RECORD AT IBERDROLA

Member of the Board of Directors since 1990.

Chairman of the Audit and Compliance Committee of the IBERDROLA, S.A. Group since its creation in 1998.

On June 25, 2003, as a result of the establishment of the Committee as a mandatory permanent body pursuant to Law 44/2002 of November 22, he was defined as independent director and ratified as Chairman of the Committee.

INSTITUTIONAL ACTIVITY

Has been a member of the Board of Directors of the Basque state-controlled company CADEM (Centro para el ahorro y el desarrollo energético y minero) and of EVE (Ente Vasco de la Energía).

Member of the Board of Governors of various foundations, including Fundación IBERDROLA and Fundación Escuela de Ingenieros de Bilbao.

UNIVERSITY TEACHING ACTIVITY AND ACADEMIC POSITIONS

Full Professor of "Electrical Engineering" (since 1974) and Head of the Engineering School of Bilbao (1981-1993). Awardee of the School's Gold Medal.

Member of the Board of Governors and the Social Council of the University of the Basque Country, where he presided over its Economic Committee. Head of the Electrical Engineering Department of the University of the Basque Country.

Head of the Electricity and Electronics Department, Executive General Secretary, at Laboratorios de Ensayos e Investigación Industrial LABEIN.

PROFILES OF THE COMMITTEE MEMBERS

Mr. Javier Aresti Victoria de Lecea
Member of the Audit and Compliance Committee

Born on January 12, 1934.

Degree in Law from the University of Deusto (Bilbao) and the University of Valladolid.

TRACK RECORD AT IBERDROLA

Member of the Board of Directors since 1975.

Member of the Audit and Compliance Committee of Grupo IBERDROLA, S.A. since its creation in 1998.

Has served as Director at other Group companies: Iberinco and Iberener.

PROFESSIONAL BACKGROUND

Has been Chairman of La Papelera Española and of Espasa-Calpe, Vice Chairman of Heimbach Ibérica, and Member of the Board of Directors of La Cellophane Española and Scott Ibérica.

He has also been a Director of Banco de Bilbao, B.B.V. and B.B.V.A., a member of the Audit Committee of B.B.V. and B.B.V.A. and the Vice Chairman of the Board of Directors of B.B.V. and B.B.V.A. of Puerto Rico.

PROFILES OF THE COMMITTEE MEMBERS

Mr. César de la Mora Armada
Member of the Audit and Compliance Committee

Born on February 24, 1946.

Degree in Law and Business Administration from ICADE E-3.

TRACK RECORD AT IBERDROLA

Member of the Board of Directors since 1981.

Member of the Executive Committee of Hidroeléctrica Española, S.A. and of the "Unión Iberoamericana de Promociones Industriales y Comerciales, S.A.".

Member of the Audit and Compliance Committee of Grupo IBERDROLA, S.A. since its creation in 1998.

At present, member of the Board of Directors of the company APEX Inmobiliaria, a 100% owned subsidiary of IBERDROLA.

PROFESSIONAL BACKGROUND

Has spent a large portion of his professional career at Banco Español de Crédito (BANESTO): International, Finance, Stock Exchange, Credit and Internal Audit Departments.

He has been a member of the Board of Directors of Banco Español de Crédito, of its Executive Committee and of its Audit Committee and a member of the Board of Directors and of the Executive Committee of the Corporación Industrial Banesto.

Has also been Executive Chairman of Fénix Francia and UPE Francia, Chairman of Banesto Seguros and AGF Compañía de Seguros, Vice Chairman and a member of the Executive Commettee of La Unión and Fénix Español, and Member of the Board of Directors of Petromed, Gas Madrid, Naviera de Castilla, Naviera Montañesa, CRINAVIS, and Corporación IBV.

PROFILES OF THE COMMITTEE MEMBERS

Mr. Ignacio de Pinedo Cabezudo
Secretary of the Audit and Compliance Committee

Born on February 24, 1935.

Degree in Law.

TRACK RECORD AT IBERDROLA

Member of the Board of Directors since 1990.

Secretary of the Audit and Compliance Committee of Grupo IBERDROLA, S.A. since July 2000.

Has been General Secretary and Secretary of the Board of IBERDROLA, S.A. and a member of its Executive Committee (from 1991 to 2000). Has spent most of his professional career at the Company.

Has also served as Chairman of the Board of Directors of "Eléctrica Conquense, S.A." (1980-2002), Secretary of the Board of Directors of "Unión Iberoamericana de Promociones Industriales y Comerciales, S.A." (from its creation in 1977 to 2001), and Secretary of the Boards of Directors of "Hidroeléctrica de Cataluña, S.A." and of "Unión Iberoamericana de Seguros y Reaseguros, S.A.".

PROFESSIONAL BACKGROUND

Member of the Board of Directors of NACHI INDUSTRIAL, S.A. since its foundation until its complete takeover by the Japanese shareholder.

He was a member of the Executive Committee of the Official Chamber of Commerce and Industry of Madrid from 1979 to 1998.

At present, he is a Member of the Board of Directors of the Accident Coverage Mutual Company UNIÓN MUSEVA IBESVICO and Secretary of the Board of Directors of Empresa de Alumbrado Eléctrico de Ceuta, S.A.

STATEMENT OF INDEPENDENCE

Mr. Ricardo Álvarez Isasi, member of the Board of Directors of IBERDROLA, S.A., in his capacity as external independent director pursuant to Article 37.1.c) of the By-Laws, and Chairman of the Audit and Compliance Committee of the IBERDROLA Group, hereby states:

1. That he satisfies the independence requirements established in Article 10.2 of the Regulations of the Board of Directors and, specifically, that:

   - He does not serve, nor has he served during the last two years, in any management-level position at the Company or at any of the Companies that are members of its Group.

   - He is not, nor has he during the last two years, been a director of any of the Companies that are members of the IBERDROLA Group.

   - He has not, during fiscal year 2004 or the last two years, been the recipient of any remuneration or compensation payable by the Company or any of the Companies that are members of the IBERDROLA Group other than such as he may be entitled to collect for serving as director.

   - He is not currently[1] related to any significant shareholder or to managers of companies to which the Company or any of the Companies that are members of the IBERDROLA Group has paid, or from which the Company or any of the Companies which are members of the IBERDROLA Group has received, substantial payments.

2. That there is no other kind of direct or indirect relationship with the Company or any circumstance that might condition the free exercise of his independence as a director.

In addition, he undertakes, in his capacity as external independent director, to act in good faith and with such diligence as is expected from a faithful representative of all the shareholders of IBERDROLA, and to perform the duties imposed upon a director by Law, the By-Laws and the Regulations of the Board of Directors of IBERDROLA, S.A., in furtherance of the corporate interests.

In Madrid, on January 26, 2005

Ricardo Álvarez Isasi
Chairman of the
Audit and Compliance
Committee of the
IBERDROLA Group

(1) At its meeting held on June 25, 2003, the Board of Directors resolved that "Mr. Ricardo Álvarez Isasi clearly satisfies the conditions required by the Codes of Good Governance in order to characterize an independent director as such, due to his prestige, independent judgment, and the significant shareholding represented by him."

STATEMENT OF INDEPENDENCE

Mr. César de la Mora Armada, member of the Board of Directors of IBERDROLA, S.A., in his capacity as external independent director pursuant to Article 37.1.c) of the By-Laws, and member of the Audit and Compliance Committee of the IBERDROLA Group, hereby states:

1. That he satisfies the independence requirements established in Article 10.2 of the Regulations of the Board of Directors of IBERDROLA, S.A. and, specifically, that:

   - He does not serve, nor has he served during the last two years, in any management-level position at the Company or at any of the Companies that are members of its Group.

   - He has not, during fiscal year 2004 or the last two years, been the recipient of any remuneration or compensation payable by the Company or any of the Companies that are members of the IBERDROLA Group other than such as he may be entitled to collect for serving as director.

   - He is not, nor has he during the last two years, been related to any significant shareholder or to managers of companies to which the Company or any of the Companies that are members of the IBERDROLA Group has paid, or from which the Company or any of the Companies which are members of the IBERDROLA Group has received, substantial payments.

   - Currently he is a director of the company APEX Inmobiliaria, S.A., which is 100%-owned by IBERDROLA, S.A., and appointed as such by IBERDROLA's Board of Directors, in compliance with all of the foregoing requirements for independence with respect to APEX Inmobiliaria, S.A. company.

2. That there is no other kind of direct or indirect relationship with the Company or any circumstance that might condition the free exercise of his independence as a director.

In addition, he undertakes, in his capacity as external independent director, to act in good faith and with such diligence as is expected from a faithful representative of all the shareholders of IBERDROLA, and to perform the duties imposed upon a director by Law, the By-Laws and the Regulations of the Board of Directors of IBERDROLA, S.A., in furtherance of the corporate interests.

In Madrid, on January 26, 2005

César de la Mora Armada
Member of the Audit
and Compliance Committee
of the Iberdrola Group

COMMITTEE HIGHLIGHTS: 1998-2004

	2004	1998-2004
Number of meetings.	13	61
Number of Reports submitted to the Board of Directors.	8	44
Number of presentations to the Executive Committee.	6	34
Number of appearances by Senior *Management* of the Company before the Audit and Compliance Committee.	15	73
Number of recommendations put forward.	13	66
Number of reports to the National Securities Market Commission of significant events relating to the activities of the Committee.	4	30

Activities in 2004 and Framework of Relationships of the Audit and Compliance Committee

Background: 1998-2003

Meetings held in 2004

Lines of Action in 2004 and Framework of Relationships of the Committee

1. BACKGROUND: 1998-2003

Committee created voluntarily in October 1998 as an internal body of the Board of Directors, without executive duties.

Since 1999, it has published its Annual Activities Report, a pioneer initiative favoring transparency, distributed to the shareholders at the General Shareholders' Meeting and to the markets.

Established in June 2003 as a mandatory permanent body pursuant to Financial System Reform Measures Law 44/2002, of November 22.

The Audit and Compliance Committee of the IBERDROLA Group was created by the Board of Directors of IBERDROLA, S.A. on October 28, 1998, as an internal body of the Board of Directors with an informational and consulting role, without executive functions, but with the power to provide information and advice and make proposals within its scope of action.

The Committee acted voluntarily until its adjustment to Financial System Reform Measures Law 44/2002, of November 22, holding a total of 43 meetings during the period between October 28, 1998, the date of its creation, and June 25, 2003, the date of its adjustment.

The work done by the Committee in previous years has been described in the corresponding Activities Reports for fiscal years 2003, 2002, 2001, 2000 and 1999, prepared on January 13, 2004, January 29, 2003, January 22, 2002, January 31, 2001 and December 15, 1999, respectively, and approved by the Board of Directors of IBERDROLA, S.A. for subsequent distribution to shareholders and the markets.

Since 2001, the Activities Report has been distributed to all shareholders for purposes of the General Shareholders' Meeting. The Company thus acted in advance of the legal obligation introduced by Financial System Reform Measures Law 44/2002, of November 22, to report to the shareholders at the General Shareholders' Meeting on issues raised therein by shareholders concerning issues regarding the powers of Audit Committees.

These Reports have also been provided to the National Securities Market Commission as notifications of significant events and distributed, in Spanish and English, among analysts, investors, experts on the subject and the markets in general, with a view to contributing, as a "good practice" in Corporate Governance, to the transparency and dissemination of the Committee's activities.

The creation of the new Audit and Compliance Committee as a mandatory permanent body (Law 44/2002, of November 22) on June 25, 2003 entailed:

- The appointment, following a proposal by the Nominating and Compensation Committee, of the members of the Audit and Compliance Committee.
- The consideration that the Chairman appointed to the Committee clearly satisfies the conditions required by the "Codes of Good Governance" for an independent director to be characterized as such, due to his prestige, independent judgment, and the significant shareholdings he represents.

- Approval of new Regulations of the Committee, whereby the previous Regulations, dated February 24, 1999, were adjusted to include the new elements introduced in the process of adjustment to Law 44/2002.

All of the foregoing was timely reported to the National Securities Market Commission.



2. MEETINGS HELD IN 2004

The meetings held by the Committee and the main business transacted during fiscal year 2004 are summarized in the following table:

Meeting	Date	Agenda
49th MEETING	Jan. 13, 2004	• Presentation by the Director of the Administration, Control and Regulation Area: Adjustment to the International Financial Reporting Standards (IFRS) at the IBERDROLA Group. • Drawing up of the 2003 Activities Report of the Committee.
50th MEETING	Jan. 28, 2004	• Presentation by the Director of the Administration, Control and Regulation Area: year-end results for 2003. • Presentation by the Director of the Internal Audit Area: Results of the 2003 Activity Plan.
51st MEETING	Feb. 9, 2004	• Presentation by the Auditor of the results of the Audits conducted at IBERDROLA, S.A. and its Consolidated Group during fiscal year 2003. • Report by the Committee to the Board on the economic and financial information for the second half of 2003, to be submitted by the Company's Management to the National Securities Market Commission. • Analysis of the contents of the letter sent by the Chairman of the National Securities Market Commission to the Chairmen of the Listed Companies in connection with the importance of Audit Committees.
52nd MEETING	Feb. 24, 2004	• Report submitted by the Audit and Compliance Committee to the Board of Directors on the consolidated Annual Financial Statements for fiscal year 2003. • Proposal to the Board of Directors regarding the Appointment of Auditors for fiscal year 2004. • Analysis of the "Annual Corporate Governance Report" for fiscal year 2003.
53rd MEETING	Mar. 24, 2004	• Presentation by the Director of the Commercial Business Division: The commercial strategy of IBERDROLA, S.A., results and challenges. • Presentation by the Director of the Internal Audit Area: Audit of the website-Corporate Governance.
54th MEETING	Apr. 27, 2004	• Report on the economic and financial information as of March 31, 2004 to be submitted by the Company's Management to the National Securities Market Commission. • Regulations of the Audit and Compliance Committee: Adjustment to the new By-Laws of IBERDROLA, S.A.

Meeting	Date	Agenda
55th MEETING	Jun. 23, 2004	• Memorandums of recommendations for fiscal year 2003 by the Auditors at the IBERDROLA Group: "Deloitte & Touche" and "Ernst & Young". • Presentation by the Director of the Administration, Control and Regulation Area regarding IBERDROLA's Plans for Adjustment to the International Financial Reporting Standards.
56th MEETING	Jul. 19, 2004	• Report on the economic and financial information as of June 30, 2004, to be submitted by the Company's Management to the National Securities Market Commission. • Presentation by the General Secretary and Secretary of the Board: Corporate Map of the IBERDROLA Group and Internal Regulations for Conduct in the Securities Markets. • Presentation by the Director of the Internal Audit Area: Audit of the website - Shareholders and Investors.
57th MEETING	Sep. 22, 2004	• Presentation of the Director of the Latin America Business Division: "Monitoring of Business Risks in Latin America." • Presentation by the Legal Affairs Division: "Claims by and against the Company: 2003/2004 Review."
58th MEETING	Oct. 19, 2004	• Report on the economic and financial information as of September 30, 2004 to be submitted by the Company's Management to the National Securities Market Commission. • Presentation by the Director for Generation: "Strategic Plan and Risks of the Generation Business."
59th MEETING	Nov. 10, 2004	• Seminar meeting: Analysis of the operation of the Audit and Compliance Committee: 1998 - 2004.
60th MEETING	Nov. 24, 2004	• Report on the process of adjustment to the International Financial Reporting Standards. • Presentation by the Director of Strategy and Development: "General Risk Policies". • Presentation by the Director of Distribution: "Risks of the Distribution Business".
61st MEETING	Dec. 15, 2004	• Presentation by the Director of the Administration, Control and Regulation Area: Preview of year-end results for fiscal year 2004. • Proposal of the Activity Plan of the Internal Audit Area of the IBERDROLA Group for fiscal year 2005. • Report to the Board of Directors on Related transactions and conflicts of interest. • Submission of the draft Activities Report of the Audit and Compliance Committee for fiscal year 2004.

3. LINES OF ACTION IN 2004 AND FRAMEWORK OF RELATIONSHIPS OF THE COMMITTEE

The duties assigned by the Board of Directors of IBERDROLA to the Audit and Compliance Committee are based on the following basic principles adopted by the Board itself:

- "Good Governance" of the Company.
- Maximum transparency for shareholders and markets.
- Efficient operation of the Internal Control System, focusing on the significant risks of the business.
- Compliance with Codes of Conduct and legal provisions of the Company.
- Efficiency and independence of the auditors.

The Audit and Compliance Committee has endeavored to contribute toward the fulfillment of these basic principles through the activities it has performed during fiscal year 2004, along the following lines of action:

a) The self-assessment of the Audit and Compliance Committee in adjusting to the best international practices of Good Corporate Governance.

b) The Committee and the International Financial Reporting Standards.

c) The Committee at the General Shareholders' Meeting.

d) The Committee and the economic and financial information about IBERDROLA.

e) The Committee and compliance with Legal Provisions and with Transparency and "Good Governance" Practices.

f) The Committee and the Internal Audit Division.

g) The Committee and the Auditor's activity.

h) Appearances of Management before the Committee.

3.a SELF-ASSESSMENT BY THE AUDIT AND COMPLIANCE COMMITTEE

Assessment by Audit Committees is internationally recognized as a "Good Governance" practice.

After 6 years in operation, the Committee has prepared an internal diagnosis of its operation, which results in an Action Plan that includes improvement actions for 2005.

(Fig. 1)


Diagnóstico C.A.C.

Assessment by the Board and its Committees is internationally recognized as a "Good Governance" practice. Thus, in fiscal year 2004, the Audit and Compliance Committee considered it appropriate to prepare a first diagnosis of the operation of the Committee, in comparison with the best international practices [FIG. 1]. The opportunity to perform this diagnosis was determined by:

- The track record of the Committee, after 6 years of activity, and the commitment assumed by the Chairman of the Committee to the shareholders of IBERDROLA, S.A. in the 2003 Activities Report of the Committee.
- The international dimension of IBERDROLA, which has a high percentage of its share capital in the hands of foreign investors, is part of EUROSTOXX-50, and has international market presence.

- The new international "Good Governance" requirements established as a result of the "2002 Sarbanes Oxley Act" and the recommendations of the European Commission.

The diagnosis was carried out and shared among the Committee members, based on the work performed by the Internal Audit Division and the Chairman of the Audit and Compliance Committee, who took the following benchmarks into account:

- Internal Rules and Regulations of IBERDROLA: By-Laws, Regulations of the Board and of the Audit and Compliance Committee.
- Legal Requirements: Domestic (Financial Law, Transparency Law, etc.) and International (Sarbanes Oxley Act 2002, SEC/NYSE regulations).
- Codes of Good Governance: Domestic (Olivencia, Aldama) and International (Winter, recommendations of the European Union and Combined Code of the UK).
- Other benchmarks: IBEX-35 Benchmark Listed Companies and other international studies and reports.

The main conclusions of the self-assessment include the following:

1. That the activities carried out by the Audit and Compliance Committee of the IBERDROLA Group in the period 1998-2004 effectively correspond to the powers and duties entrusted to it by the shareholders of IBERDROLA in the By-Laws and further developed by the Company's Board of Directors in the Regulations of the Committee.
2. That the Committee considers it timely to implement, during fiscal year 2005, the actions identified in the "Action Plan" resulting from the diagnosis, in order to respond to the growing demands of international investors and shareholders and remain one of the benchmark Audit Committees in Spain.

3.b THE COMMITTEE AND INTERNATIONAL FINANCIAL REPORTING STANDARDS

Since fiscal year 2003, the Committee has closely monitored International Accounting Standards and the process of adjustment to them.

After extensive work during the whole year, on December 15, 2004, the Committee submitted to the Board of Directors a report with its final conclusions on the process.

(Fig. 2)



In fiscal year 2003, the Audit and Compliance Committee of IBERDROLA set up measures for the permanent monitoring of the process of adjustment on January 1, 2005 to the International Financial Reporting Standards, pursuant to Regulations of the European Commission 1606/2002, of July 19, 2002.

The Activities Report of the Committee for fiscal year 2003 included a summary of the main activities carried out during such fiscal year.

During fiscal year 2004, the Committee worked even more actively on the process for conversion to the International Standards, which resulted in two appearances by the Director of Administration, Control and Regulation before the full Committee:

- Presentation made at the seminar meeting of January 13, 2004 on the status of the "Project for Conversion to International Accounting Standards".

- Presentation made at the meeting of June 23, 2004 on the conversion of the 2003 annual financial statements to the International Accounting Standards and the main implications thereof.

In addition to these appearances, various meetings have been held by the Chairman of the Audit and Compliance Committee with the Administration, Control and Regulation Division, with "Deloitte & Touche" as advisor to IBERDROLA on the process, and with the Internal Audit Division.

Furthermore, the effects of the conversion to International Accounting Standards have at all times been part of the analysis of the periodic economic and financial information carried out by the Committee during fiscal year 2004.

By way of summary of the work performed during these last two years, the Committee approved, at its meeting on November 24, 2004, its "Report to the Board regarding the application of the International Financial Reporting Standards -IFRS- at the IBERDROLA Group" [FIG. 2].

This Report, submitted to the Board of Directors on December 15, 2004, included conclusions on the appropriateness of the process undertaken by the Company to adjust to the new Standards and on the conversion criteria adopted.

Further, the Committee contemplated the new risks and opportunities inherent in the application of the International Standards, and made recommendations with a view to the process of effective application thereof starting on January 1, 2005.

3.c THE COMMITTEE AT THE GENERAL SHAREHOLDERS' MEETING

The Committee reports to the shareholders on its actions through the distribution of its Annual Activities Report at the General Shareholders' Meeting. Such Activities Report reaches its sixth issue in 2004, and the Committee thus acts in advance of the legal requirement to report to the General Shareholders' Meeting, as established in the "new Financial Law".

The participation of the Committee at the General Shareholders' Meeting is also contemplated in the Regulations for the General Shareholders' Meeting approved on April 3, 2004.



Financial System Reform Measures Law 44/2002, of November 22, establishes the obligation for Audit Committees to "report to the General Shareholders' Meeting with respect to matters raised therein by shareholders regarding its powers". This obligation is set forth in the new Article 44, paragraph 4, of the By-Laws of IBERDROLA, S.A., approved at the General Shareholders' Meeting held last April 3, 2004.

In practice, IBERDROLA has moved ahead of this requirement by delivering the Annual Activities Report of the Committee at the General Shareholders' Meeting, in order to inform the shareholders of the activities performed during the fiscal year. At the General Shareholders' Meeting to be held in 2005, the sixth issue of the Annual Activities Report of the Committee will be made available to the shareholders.

Moreover, at the last General Shareholders' Meeting held on April 3, 2004, the Chairman of the Company underscored the role of the Committee in his speech, and noted that *"the extensive activity carried out is reflected in the numerous ordinary and extraordinary meetings held, on which full information is provided in the documents distributed at this General Meeting, and in particular, in the Annual Corporate Governance Report"* and added that *"the Report of the Audit and Compliance Committee was published five years ago, which merited the compliments of the National Securities Market Commission."*

In addition, the shareholders acting at the last General Shareholders' Meeting approved the "Regulations for the General Shareholders' Meeting of IBERDROLA, S.A." pursuant to the new Section 113 of the Securities Market Law, which systematizes and elaborates on the guidelines for operation of this decision-making body in order that all the shareholders may be sufficiently aware of the situation of the Company and fully exercise their rights at the General Meeting.

The Regulations provide, in Article 28.2 thereof, for the possible participation of the Chairman of the Audit and Compliance Committee in order to respond to requests for information made by the shareholders during the General Meeting.

All the documents relating to the holding of the General Shareholders' Meeting are available to all the shareholders and the public in general on the Company's website, in the section "Shareholders and Investors," the contents of which have been adapted to the requirements of Law 26/2003, of July 18, called the "Transparency Law," Ministry Order ECO 3722/2003, of December 26, and the Circular of the National Securities Market Commission 1/1004, of March 17.

3.d THE COMMITTEE AND ECONOMIC AND FINANCIAL INFORMATION ABOUT IBERDROLA

By means of its Report, the Committee provides the Board of Directors additional assurance in the process of preparation of the annual financial statements of the Company.

The prior review by the Committee of the interim information ensures the consistency thereof with the annual information, thus anticipating any risks that might be entailed by the existence of qualifications in the auditor's report on the annual financial statements of the Company.

(Fig. 3)



One of the recurring and most significant activities of the Audit and Compliance Committee is the submission to the Board of Directors and to the Executive Committee of its reports on the approval of the economic and financial information of IBERDROLA, prior to the publication thereof [FIG. 3].

The information is checked by the Committee primarily in order to:

- Highlight any changes in the accounting criteria with respect to the reporting Guidelines and valuation principles applied in the consolidated annual financial statements of IBERDROLA.

- Facilitate an understanding of the most significant aspects of IBERDROLA's economic and financial statements.
- Identify any significant future risks deriving from the criteria adopted in the interim economic and financial statements and the annual financial statements for the year.
- Make recommendations regarding the preparation of the economic and financial statements.

The conclusions set out in the report are the product of:

- Conversations held with the Company's Management.
- Working meetings held with the Auditor once every quarter.
- Analyses performed by the Internal Audit Area at the request of the Chairman of the Committee.
- Comments made by the Committee sitting as a full body, which analyzes and approves the Reports to be submitted to the Board of Directors.

The following aspects, among others, were analyzed during fiscal year 2004 in the different reports submitted to the Board:

- Risks identified in the process of IBERDROLA's adjustment to the International Financial Reporting Standards.
- Evolution of prices in the supply market and the implications thereof in the economic and financial information.
- Allowance for decommissioning of conventional nuclear and thermal facilities.
- New estimate of the number of years of useful life of the Nuclear Stations.
- Criterion used for the recognition of income from investments in Mexico.
- Extraordinary profits or losses.

3.e THE COMMITTEE AND COMPLIANCE WITH LEGAL PROVISIONS AND WITH TRANSPARENCY AND "GOOD GOVERNANCE" PRACTICES

Within the framework of its duties relating to compliance, the Committee performs an annual monitoring of the number of claims by/against IBERDROLA.

In addition, any public information regarding the Corporate Governance of IBERDROLA is reviewed by the Committee prior to publication.



Claims by/against the Company. 2004 Review

On an annual basis, the Legal Affairs Division appears before the full Committee body in order to report on the number of claims by/against IBERDROLA and on the progress of the most significant claims, and to report on the main legal risks affecting the Company.

On the basis of the foregoing, the Legal Affairs Division appeared before the full Committee on September 22, 2004 and provided a detailed description of the main significant events in this area; it also reported on the organizational and management news of this Division for the past year [FIG. 4].

(Fig. 4)


IBERDROLA

The Company's website and Annual Corporate Governance Report

Since fiscal year 2002, IBERDROLA has had a section on Corporate Governance on its website *(www.iberdrola.com)* and an Annual Corporate Governance Report. These initiatives were voluntarily adopted by the Board of Directors of the Company upon the proposal of the Vice Chairman & Chief Executive Officer and the Audit and Compliance Committee.



Subsequently, on December 26, 2003, Economy Ministerial Order 3722/2003 was approved, which elaborates on the reporting obligations imposed upon listed companies by Transparency Law 26/2003, establishing the minimum contents of the Annual Corporate Governance Report and of the website.

On January 28, 2004, the Board of Directors made public, by means of a communication to the National Securities Market Commission, the adjustment to the new legal provisions, and expressly entrusted the Secretary of the Board to keep the information contained in IBERDROLA's website permanently updated, the contents of which will be audited by the Internal Audit Division for the Audit and Compliance Committee.

In compliance with this resolution of the Board, the Internal Audit Director submitted to the Committee, at its meeting of March 24, 2004, a first audit of the Corporate Governance contents of the Company's website, in order to verify the existence of the minimum contents required by Ministerial Order 3722/2003, of December 26.

Further, the results of a second internal audit on the website, "Information for shareholders and investors," was submitted to the full Committee at its meeting of July 19, 2004, once the contents thereof had been adjusted to the provisions of Circular 1/2004, issued by the National Securities Market Commission on March 17.

Finally, the Annual Corporate Governance Report for fiscal year 2003 was approved by the Board of Directors, following a report thereon by the Audit and Compliance Committee, which examined the document at its meeting held on February 24, 2004.

Supervision of the Regulatory Compliance Unit

The Internal Regulations for Conduct in the Securities Markets approved by the Board of Directors of the Company on July 9, 2003 pursuant to Financial System Reform Measures Law 44/2002, of November 22, provided, in Article 13.3 thereof, for periodic reporting by the Regulatory Compliance Unit to the Audit and Compliance Committee as a means to ensure compliance with the above-mentioned

Regulations and with the legal provisions applicable to Securities Markets.

This information materialized in the various meetings held by the Chairman of the Committee with the General Secretary and Secretary of the Board of IBERDROLA, S.A., who presides over the above-mentioned Complaince Unit [FIG. 5].

Additionally, the General Secretary and Secretary of the Board appeared at the Committee meeting held on July 19 in order to report on relevant aspects in the area of Corporate Governance and on the application of the Internal Regulations for Conduct in the Securities Markets [FIG. 6].

Finally, at the meeting held on December 15, 2004, the Committee approved its report to the Board of Directors on related transactions and conflicts of interest, prepared at the request of the Board, in the process of further development of Article 8 of the Internal Regulations for Conduct in the Securities Markets, relating to "Related transactions" and the adaptation thereof to ORDER EHA/3050/2004, of September 15, on the information regarding related transactions that must be provided by companies issuing securities admitted to trading on *official* secondary markets.

(Fig. 5)

(Fig. 6)


IBERDROLA

3.f THE COMMITTEE AND THE INTERNAL AUDIT DIVISION

The framework of relationships of the Internal Audit Area of IBERDROLA with the Audit and Compliance Committee, to which it is functionally subordinate, is formally set out in the Basic Internal Audit Regulations of the IBERDROLA Group, the latest version of which is dated November 2003 .

The Internal Audit Director attends all meetings and has appeared before the Committee on various occasions during fiscal year 2004.

In 2004, the Internal Audit Director of IBERDROLA was appointed Chairman of the Institute of Internal Auditors of Spain.

(Fig. 7)



Basic Internal Audit Regulations

The Internal Audit Area is functionally controlled by the Audit and Compliance Committee, and its relationship with this Committee is governed by the Basic Internal Audit Regulations, the latest version of which was approved by the Audit and Compliance Committee and the Vice Chairman & Chief Executive Officer of the Company on November 26, 2003 [FIG 7].

The purposes of these Basic Regulations are:

- To define the responsibilities of the Internal Audit Area of the IBERDROLA Group.
- To disseminate the knowledge of the Internal Audit Area as a governance function of the IBERDROLA Group.
- To establish guidelines and channels of communication between the Internal Audit Area and the rest of the Organization.
- To serve as the Quality System Manual of the Internal Audit Area.

In this context, the Regulations define the role of the Internal Audit Area, which serves a threefold purpose:

- It is an organization that monitors the efficiency of the Internal Control System through the development of its Annual Activity Plan approved by the Committee.
- It is a source of opinion and independent comparison of those matters entrusted to it by the Committee in the process of analysis and preparation of its reports.
- It is the regular channel of communication between the Committee and the rest of the organization, performing the duties of a permanent Secretary.

Reports to the Committee

In compliance with the provisions of Article 4.b. of the Regulations of the Audit and Compliance Committee, the Internal Audit Director of IBERDROLA attended the meeting held by the Committee on January 28 in order to report on the results of the Internal Audit Annual Activity Plan for fiscal year 2003, previously approved by the Committee.

The Director underscored the significant effort made in supporting the Committee in the development of its activities and cooperating with the Vice Chairman & Chief Executive Officer and with the Business Divisions. In addition, he reiterated his commitment to quality and the management development of his team.

He provided a detailed description of the accomplishment of the objectives set for each of the levels or areas of activity on which he reported. Among others, especially noteworthy were:

- The high degree of fulfillment of the Activity Plan.
- The degree of effectiveness of the work performed: number of recommendations implemented.
- The customer satisfaction index.
- The expressions of external recognition obtained.

Finally, he stressed the importance of counting on a highly-qualified, motivated and committed team, which has devoted 10% of its time to training, and 70% of which holds an International Auditor Certificate.

Also, at the meeting held on December 15, 2004, the Audit Director submitted for approval by the Committee the Annual Activity Plan for fiscal year 2005, the primary objectives of which are:

- Contribution to the Corporate Governance of the Company by means of the Action Plan resulting from the Self-assessment of the Audit and Compliance Committee and the provision of support at the 11-12 meetings expected to be held.
- Focus on the significant risks affecting the Strategic Plan:
    - Supervision of the Comprehensive Risk Management System.
    - Operating Audits in Corporate Functions.
    - Actions in developing Business Divisions.
    - Diagnosis of the Internal Control System.
- Audits on processes for preparation of financial and non-financial information.

In addition, in 2005 the Internal Audit Division seeks to obtain the "International Quality Assurance Certificate" in the area of Internal Audit.

Finally, it must be noted that the Internal Audit Director attended all of the meetings held by the Committee in 2004 and holds frequent meetings with the Chairman of the Committee; he participates actively in preparatory meetings and reports on the development of the Annual Activity Plan of the Internal Audit Area, as permitted by Article 21.4 of the Regulations of the Committee.

In addition, during fiscal year 2004, he appeared twice before the full Committee in order to submit internal audits of the Company's website (see *"3.e. The Committee and compliance with legal provisions and with transparency and "Good Governance" practices).*

External projection

On June 17, 2004, the Internal Audit Director of IBERDROLA was appointed Chairman of the Institute of Internal Auditors of Spain, local chapter of the Institute of Internal Auditors (U.S.), whose functions include:

- Developing and promoting the Internal Audit Profession.
- Disseminating, as widely as possible, the decisive role of Internal Audit as an organization that contributes toward the accomplishment of Good Corporate Governance and that adds value to the organization and contributes to management through the supervision of the internal control system.
- Adequately training its members.

This appointment is a recognition of the development of and the work performed by the Division within and outside of the IBERDROLA Group, in order to adapt itself to the new demands in the area of Corporate Governance, monitor risk management, and finally, seek an internal control model that is forward-looking, proactive and dynamic in nature, all of which form part of the scope of action of the Audit and Compliance Committee.

For this reason, the Internal Audit Director of IBERDROLA was expressly congratulated by both the members of the Audit and Compliance Committee and the Board of Directors of the Company.

Further, in carrying out its external projection activities, the Internal Audit Division has participated in numerous seminars and presentations, during the course of which it has disseminated different aspects of the Committee's activities. Among others, the following may be noted:

- Paper presented at the Institute of Internal Auditors of Spain on October 21, 2004: "Working for the Audit Committee. The IBERDROLA experience" [FIG. 8].
- Seminar entitled "Corporate Governance, Audit Committees and Internal Audit," held on October 28, 2004 within the framework of the Master's program in Management of Energy Companies of the Antonio de Nebrija University [FIG. 9].
- IX seminar on Internal Audit, "Adding Value from Transparency," held by the Institute of Internal Auditors of Spain on November 11-12, 2004.
- Presentation entitled "A practical experience in Internal Control related to Good Governance - the role of the Audit Committee and of the Internal Audit" at the Asociación para el Progreso de la Dirección on November 30, 2004.

At all of these meetings, the Audit Division shared with different groups its experience with the Audit and Compliance Committee of the IBERDROLA Group and laid emphasis on the extent to which IBERDROLA has moved ahead of the new environment, having in place an Audit and Compliance Committee and an Internal Audit Division which are in line with the best Corporate Governance practices.

(Fig. 8)



(Fig. 9)

IBERDROLA

ESCUELA DE NEGOCIOS

3.g THE COMMITTEE AND THE AUDITOR'S ACTIVITY

In 2004, the Committee proposed to the Board, for subsequent submission for consideration by the shareholders at the General Shareholders' Meeting, the appointment of "Deloitte & Touche" as auditor of the annual financial statements of IBERDROLA and its Consolidated Group for fiscal year 2004.

Any contracting of the auditor's services for work other than audit work has the prior approval of the Audit and Compliance Committee.

(Fig. 10)



IBERDROLA

Propuesta de nombramiento al Consejo de Administración de Iberdrola, S.A. del auditor de las Cuentas Anuales de Iberdrola, S.A. y Grupo Consolidado para el ejercicio 2004

24 de Febrero de 2004

Proposed appointment of the Auditor for 2004
Among other powers, the Committee may propose the appointment of the auditor, by assessing its effectiveness and independence through the monitoring of its activity and the direct supervision of the hiring process.

In accordance with the foregoing, on February 24, 2004 the Committee prepared its report for the following purposes [FIG 10]:

- To propose to the Board of Directors the appointment of the Auditor of IBERDROLA, S.A. and IBERDROLA and its Consolidated Group for the 2004 annual financial statements, and
- To assess compliance with the standards approved by the Committee itself on May 26, 2003 in connection with safeguarding the independence of the auditor in the process of hiring professional services other than auditing services.

Based on this report, the Committee proposed to the Board of Directors, for submission to the General Shareholders' Meeting, the appointment of the firm "Deloitte & Touche" as auditor of the 2004 annual financial statements of IBERDROLA and its Consolidated Group, on the strength of the positive evaluation of its contribution in previous years and the fact that this Committee is not aware of any situation that might disclose the existence of a risk of lack of independence in the performance of its work.

Procedure for hiring the auditor for work other than audit work
In response to the new legal requirements and the enhanced responsibilities thereby assigned to Audit Committees, on March 26, 2003 the Board of Directors of IBERDROLA, S.A. approved, upon the proposal of the Audit and Compliance Committee, a new procedure for hiring auditors that, pursuant to the "new financial law," may reinforce the guarantee of independence of the auditor, by providing, among other requirements, for the prior approval by the Committee of any hiring of the auditor for professional services other than audit services.

During fiscal year 2004, the Committee granted its prior approval of all hirings of the auditor, and the above-mentioned procedure was thus implemented. Further, the Company's Management took into account all the suggestions and considerations made by the Committee.

These hirings were basically related to the compliance by IBERDROLA with new legal requirements, such as the conversion to International Financial Reporting Standards or the new regulations on quality of supply in the Distribution Business Division.

Other action taken with the auditors

During fiscal year 2004, both the main auditor of IBERDROLA -Deloitte & Touche- and the firm that was awarded the "second set" of audits -Ernst & Young- appeared before the full Committee in order to submit the conclusions of their work, as well as the internal control recommendations resulting therefrom. Such appearances have been as follows:

Meeting	Appearance
3rd 2004 meeting	**Deloitte & Touche**
February 9	Submission of results of the Audit of Annual Financial Statements for fiscal year 2003
	Deloitte & Touche: Submission of memorandums of recommendations
7th 2003 meeting	for fiscal year 2003.
June 23	**Ernst & Young:** Submission of memorandums of recommendations for fiscal year 2003.

Additionally, the Chairman of the Audit and Compliance Committee regularly holds working meetings with the auditors in connection with the preparation of particular Reports by the Committee, such as the reports to the Board regarding the economic and financial information about the IBERDROLA Group to be submitted by the Company's Management to the National Securities Market Commission or the report on the Consolidated annual financial statements.

Auditor's Fees

The following table shows a breakdown of the fees agreed with the Auditors during fiscal year 2004 and reported by them to the Audit and Compliance Committee for professional services relating to the Audit of the Annual Financial Statements and work other than audit work:

Thousand Euros

Item	Deloitte & Touche	Ernst & Young
Total fees for Audit work	2,462	269
Total fees for non-audit work	867	186
Total fees 2004	**3,329**	**455**

3.h APPEARANCES OF MANAGEMENT BEFORE THE COMMITTEE

The Committee has been entrusted with the monitoring of the Internal Control System associated with significant Business risks.

An important part of this task is carried out by means of the appearance of the Company's managers before the full Committee.

(Fig. 11)



In order to have direct knowledge of the issues affecting the business divisions, the Audit and Compliance Committee promotes the appearance of the Company's Managers in order that, from the highest level of responsibility, they may provide their views on the situation and the specific risks of their Business Divisions in relation to the objectives set out in the Strategic Plan 2002-2006 [FIG. 11].

As shown in table 1, there were fifteen appearances during fiscal year 2004.

TABLE 1

Date	Division	Report
Jan.13, 2004	Director of Administration, Control and Regulation	• Adjustment to the International Financial Reporting Standards at the IBERDROLA Group.
Jan.28, 2004	Director of Administration, Control and Regulation Director of the Internal Audit Area	• Year-end results for fiscal year 2003. • 2003 Internal Audit Activity Plan: 2003: Results.
Mar.24, 2004	Director of the Commercial Business Division Director of the Internal Audit Area	• The commercial strategy of IBERDROLA, S.A. Results and challenges. • Audit of the website - Corporate Governance.
Jun.23, 2004	Director of Administration, Control and Regulation	• Plans for IBERDROLA's adjustment to the International Financial Reporting Standards.
Jul.19, 2004	General Secretary and Secretary of the Board Director of the Internal Audit Area	• Corporate Map of the IBERDROLA Group; Internal Regulations for Conduct in the Securities Markets. • Audit of the website - Shareholders and Investors.
Sep.22, 2004	Director of the Latin America Business Division	• Monitoring of risks of the Latin America Business Division.
Sep.22, 2004	Legal Affairs Division	• Claims by and against the Company. 2003/2004 Review.
Oct.19, 2004	Director of Generation	• Strategic Plan and Risks of the Generation Business Division.
Nov.24, 2004	Director of Distribution	• Risks of the Distribution Business Division.
Nov.24, 2004	Director of Strategy and Development	• Comprehensive Risk System.
Dec.15, 2004	Director of Administration, Control and Regulation Director of the Internal Audit Area	• Preview of year-end results for fiscal year 2004. • Proposed Internal Audit Activity Plan for 2005.

The appearances of these managers entail:

- The presentation of corporate and governance functions with duties directly related to the scope of action of the Committee and which have a recurring presence before the Committee: Office of the General Secretary and Secretary of the Board, Administration, Control and Regulation Division, Legal Affairs Division, and Internal Audit Division.
- The appearance of Managers who have the greatest responsibility for the Company's strategy and for various Business lines at IBERDROLA, with the Director of Strategy and the managers in charge of the Commercial, Latin America, Generation and Distribution Business Divisions having appeared in 2004.

PROSPECTS FOR 2005

Fiscal year 2004 has been characterized by the consolidation of the Audit and Compliance Committee within the new regulatory framework introduced in the previous fiscal year.

Master lines of action followed by the Committee
Among the main master lines of action followed by the Committee, the following are especially noteworthy:

- Ongoing analysis of economic and financial information before approval thereof by the Board of Directors of IBERDROLA.
- Verification of compliance with the new rules of Governance, especially IBERDROLA's Code of Professional Conduct, the Code of Conduct for Securities Markets, and the Regulations for the General Shareholders' Meeting and of the Board of Directors.
- Enhanced monitoring of critical business risks, by means of the appearance of the Managers before the full Committee and the work performed by the Internal Audit Area in its 2004 Activity Plan, orientated toward these significant risks.
- Supervision of the activity of the auditor of IBERDROLA and its consolidated group, particularly with respect to the appointment and hiring process and the application of the hiring procedure to auditors in connection with professional services other than audit work.
- The promotion of transparency, by means of the incorporation of a greater amount of information and the continuous improvement and maintenance of a forward-looking approach in the area of Corporate Governance.

New challenges for 2005
Fiscal year 2005 poses significant challenges, including:

- The economic and financial information about IBERDROLA on the basis of the International Financial Reporting Standards.

The Committee, which has already been working on this issue during fiscal year 2004, believes that special attention must be paid to the preparation of the information on the new bases, the publicity thereof, and compliance with the requirements set by the National Securities Market Commission.

Further, it believes that the analysis of the guarantee for the key processes in the preparation of the information and the Internal Control monitoring is a critical issue.

- Development and implementation of the Action Plan resulting from the self-assessment of the operation of the Audit and Compliance Committee.

The Committee considers it timely to implement in 2005 the actions identified in the "Action Plan" resulting from the diagnosis performed, in order to respond to growing demands from international investors and shareholders and to continue to be one of the benchmark Audit Committees in Spain.

- Monitoring of the application of the sets of regulations governing information in the area of Corporate Governance: Corporate Governance Report, adjusted to the demands of the National Securities Market Commission, information regarding related transactions, etc.
- Analysis of the Comprehensive Risk Management System.

One of the duties of the Audit and Compliance Committee is to monitor the Internal Control Evaluation System in connection with significant risks affecting the IBERDROLA Group.

Thus, the Committee will monitor the Comprehensive Risk Model and the General Risk Policy at Iberdrola, which fall within the scope of action of the Strategy and Development Division.

Exhibits

By-Laws. Article 44
Regulations of the Audit and Compliance Committee

BY-LAWS (ARTÍCLE 44) "AUDIT AND COMPLIANCE COMMITTEE"

1. *The Board of Directors shall create a permanent Audit and Compliance Committee, which shall be composed of a minimum of three (3) Directors and a maximum of five (5) Directors appointed by the Board of Directors from among the external Directors who are not members of the Executive Management Committee.*

   The Audit and Compliance Committee shall have a Chairman and a Secretary appointed by the Board of Directors from among the members of such Committee.

   The members of the Audit and Compliance Committee shall carry out their duties for a maximum of four (4) years, and may be re-elected.

   The position of Chairman shall be carried out for a maximum period of (4) years, after which period such person may not be re-elected until the passage of one year from ceasing to act as such, without prejudice to such person continuing or being re-elected as a member of the Committee.

2. *In all events, the Audit and Compliance Committee shall have the power to:*

   (a)) Report to the General Shareholders' Meeting with respect to matters raised therein by shareholders regarding its powers.

   (b) Propose appointments of the Company's Auditors to the Board of Directors for submission to the General Shareholders' Meeting.

   (c) Supervise the management of the Internal Audit Area, which will be functionally controlled by the Chairman of the Audit and Compliance Committee.

   (d) Know the process for gathering financial information and associated systems for monitoring risks relevant to the Company.

   (e) Receive information from the Auditors regarding matters that might risk the independence thereof which are related to the auditing procedure and generally regarding any other information provided for in legislation regarding the auditing of financial statements and in the technical auditing regulations in effect at any time.

   (f) Inform itself in advance of the Company's Annual Corporate Governance Report and ensure compliance with legal requirements and those of the Codes of Professional Conduct and Good Governance adopted by the Board of Directors.

   (g) Such other powers, if any, that may be assigned to it by the Board of Directors.

3. *For purposes of the operation of the Committee, it shall meet as many times as its Chairman deems necessary for the fulfillment of its obligations, and at least four (4) times per year, or when requested by one-half of its members.*

   Meetings of the Committee shall be validly held when one-half plus one of its members are present or represented. In the event of a tie, the Chairman shall have the tie-breaking vote.

4. *The Audit and Compliance Committee shall submit for approval of the Board of Directors a Report of its activities during the fiscal year, which shall thereafter be made available to shareholders and investors.*

5. *The foregoing rules shall be developed by the Board of Directors into corresponding Regulations of the Committee, always favoring independence in the operation of the Committee.*

REGULATIONS OF THE AUDIT AND COMPLIANCE COMMITTEE

CONTENTS

CHAPTER I.- LEGAL NATURE AND PURPOSE

Article 1.- Legal Nature and Applicable Rules and Regulations.

1. Pursuant to the provisions of Article 44 of the By-Laws, the Board of Directors has established the Audit and Compliance Committee (hereinafter, the "Committee"), a permanent internal informational and consulting body without executive powers, which shall have information, advisory and proposal-making powers within its scope of action and shall be governed by the provisions set forth in these Regulations.

2. These Regulations must be approved by resolution adopted by a majority of the members of the Committee itself and endorsed by the Board of Directors of Iberdrola, S.A.

3. These Regulations may be amended at the proposal of the Chairman of the Committee or of three of its members, by resolution adopted by majority, and any and all amendments shall be submitted to the Board of Directors for endorsement unless they refer exclusively to the internal operation of the Committee.

Article 2.- Purpose of these Regulations.

The purpose of these Regulations is to define the guidelines for action and the rules of internal operation of the Committee of IBERDROLA and its Group.

CHAPTER II.- SCOPE AND DUTIES

Article 3.- Scope of Application.

The scope of action of the Committee shall in all events include the following matters:

a) Report to the General Shareholders' Meeting with respect to matters raised therein by shareholders regarding its powers.

b) Propose appointments of the Company's Auditors to the Board of Directors for submission to the General Shareholders' Meeting.

c) Supervise the Management of the Internal Audit Area, which will be functionally controlled by the Chairman of the Audit and Compliance Committee.

d) Know the process for gathering financial information and associated systems for monitoring risks relevant to the Company.

e) Receive information from the Auditors regarding matters that might risk the independence thereof which are related to the auditing procedure and generally regarding any other information provided for in legislation regarding the auditing of financial statements and in the technical auditing regulations in effect at any time.

f) Inform itself in advance of the Company's Annual Corporate Governance Report and ensure compliance with legal requirements and those of the Codes of Professional Conduct and Good Governance adopted by the Board of Directors.

g) Such other powers, if any, that may be assigned to it by the Board of Directors.

Article 4.- Duties relating to the Internal Control System.

The main duties of the Committee shall be the following:

a) Approve the orientation and plans of the Director of the Internal Audit Area, ensuring that its activity is mainly focused on the significant risks of IBERDROLA and its Group.

b) Assess the degree of fulfillment of the plans formulated by the Internal Audit Area plans and the implementation of the recommendations made by it, supervising the appointment and substitution of the head of such Area.

c) Ensure that the Internal Audit Area has sufficient resources and adequately qualified staff to operate efficiently.

d) Supervisar que los riesgos relevantes de toda índole que inciden en la consecución de los objetivos corporativos de IBERDROLA y su Grupo se encuentran razonablemente identificados, medidos y controlados.

Article 5.- Duties relating to Auditing.

The main duties of the Committee shall be the following:

a) Provide guidance and make proposals to the Board of Directors of IBERDROLA regarding the appointment or substitution of the Auditors of IBERDROLA and its Group for approval by the shareholders at the General Shareholders' Meeting.

b) Ensure the independence of the Auditors and the compliance with contractual terms.

c) Review the contents of the Auditors' Reports before they are issued so that qualified reports may be avoided, and act as a liaison between the Board of Directors and the Auditors.

d) Assess the results of each Audit and supervise the response by the management team to the recommendations made by it.

Article 6.- Duties relating to the Preparation of Economic and Financial Information.

The main duties of the Committee in this respect shall be the following:

a) Check the relevant economic-financial and management information of IBERDROLA and its Group intended for third parties (National Securities Market Commission, shareholders, investors, regulatory authorities, etc.) and any communications or reports received from the latter.

b) Ensure compliance with the legal requirements and the correct application of the Generally Accepted Accounting Principles in the Annual Financial Statements and the Management Report of IBERDROLA and its Group.

c) Evaluate any proposal made by the Management regarding changes in the accounting policies and practices.

Article 7.- Duties relating to the Annual Corporate Governance Report and the compliance with legal requirements and the Codes of Good Governance.

The main duties of the Committee shall be the following:

a) Report on the Annual Corporate Governance Report before submitting it for approval by the Board of Directors.

b) Ensure the compliance with the laws, internal regulations and regulatory provisions governing the activities of IBERDROLA and its Group.

c) Examine the degree of fulfillment by IBERDROLA, S.A. and, if appropriate, the companies in its Group, of the recommendations contained in the Code of Good Governance, regularly checking the results thereof and submitting to the Board of Directors such proposals for improvement as it may deem fit.

d) Conduct such investigations as may be necessary following third-party claims against the Company or in cases of irregular or improper conduct.

e) Report to the Board of Directors regarding those matters within its scope of action as are provided for in the Regulations of the Board, and generally regarding any other matters at the request of the Board.

CHAPTER III.- COMPOSITION

Article 8.- Composition.

1. The Committee shall consist of external Directors who are not members of the Executive Committee.

2. Apart from being a non-Executive Director, the Chairman of the Committee shall:

   a) Not have held executive duties at IBERDROLA or its Group during a reasonable time, at the sole discretion of the Board of Directors.

   b) Not have any contractual relations with IBERDROLA or its Group other than those inherent in his capacity as Director.

   c) Devote more time to the Committee than the other members.

Article 9.- Number of Members.

1. The Committee shall consist of a minimum of three members and a maximum of five.

2. Within such limits, the Committee may submit to the Board of Directors a proposal to alter the number of its members, so that such number may contribute to a more effective operation of the Committee.

CHAPTER IV.- SUBJECT MATTER OF THE ACTIVITIES OF THE COMMITTEE

Article 10.- Subject Matter of the Activities of the Committee.

The activities of the Committee shall cover:

a) IBERDROLA, S.A.

b) Affiliated companies in which IBERDROLA, S.A. holds a majority interest.

c) Other affiliated companies in which IBERDROLA has any form of effective control or responsibility for management.

CHAPTER V.- APPOINTMENT AND RETIREMENT OF MEMBERS

Article 11.- Appointment.

1. The Committee members shall be appointed by the Board of Directors of IBERDROLA, S.A. from among its Directors.

2. The Committee shall have a Chairman and a Secretary appointed by the Board of Directors from among the Committee members.

Article 12.- Retirement.

The members of the Committee shall retire from office:

a) When they cease to be Directors of IBERDROLA, S.A.

b) By resolution of the Board of Directors of IBERDROLA, S.A.

c) When they cease to be external Directors or become members of the Executive Committee.

Article 13.- Term of Office.

1. The members of the Committee shall be appointed for a maximum term of four years and may be re-elected on one or more occasions for equal maximum terms.

2. The Chairman of the Committee shall hold office for a maximum period of four years, upon the expiration of which the Director who has held office as such shall not be eligible for re-election as Chairman until one year has lapsed since he vacated office, without prejudice to his continuing to serve or being re-elected as member of the Committee.

CHAPTER VI.- MEETINGS

Article 14.- Meetings.

1. The Committee shall meet as many times as may be necessary, in the opinion of its Chairman, to fulfill the duties entrusted to it, and at least four times a year. These meetings shall be set on the corresponding calendar.

2. It shall also meet whenever it is so requested by one-half of its members.

Article 15.- Call to Meeting.

1. Notice of the meetings shall be given at least eight days in advance by the Secretary of the Committee, who shall send each of the Committee members a letter, fax, telegram or e-mail for such purpose. The call shall be authorized by the signature of the Chairman, or by that of the Secretary by order of the Chairman.

2. The agenda for the meeting shall be set out in the notice.

Article 16.- Quorum.

1. Committee meetings shall be validly held with the presence of one-half plus one of the Committee members.

2. In the absence of the Chairman, meetings shall be chaired by the Director who has the longest length of service, and in the absence of the Secretary, he shall be substituted by the newest member.

Article 17.- Resolutions

1. Resolutions shall be adopted by majority vote of the members present at the meeting in person or

by proxy. In the event of a tie, the Chairman shall have a tie-breaking vote.

2. The Secretary of the Committee shall take minutes of each of the meetings held, to be approved at the end of the corresponding meeting or at the meeting held immediately thereafter.

Article 18.- Attendance.

1. At the request of the Committee, its meetings may be attended by the Vice-Chairman & Chief Executive Officer, any manager of the Group and any representative of IBERDROLA on the Boards of Directors of the affiliated Companies.

2. The Vice-Chairman & Chief Executive Officer may, in exceptional circumstances, request meetings with the Committee for informational purposes.

3. The Committee may require the presence of the Auditor at its meetings.

CHAPTER VII.- RELATIONSHIPS

Article 19.- Relationships with the Shareholders at the General Shareholders' Meeting.

1. The Committee shall report to the shareholders at the General Shareholders' Meeting with respect to matters raised therein by shareholders regarding its powers.

2. In furtherance of the foregoing provision, the Committee shall prepare an Annual Report of its activities, which, once approved by the Board of Directors, shall be made available to the shareholders prior to the Ordinary General Shareholders' Meeting.

Article 20.- Relationships with the Board of Directors.

The Chairman of the Committee shall regularly report to the Board of Directors on the activities of the Committee and shall provide advice and propose such measures as it may deem fit within the scope of its duties.

Article 21.- Relationships with the Internal Audit Area.

1. The Vice Chairman & Chief Executive Officer and the Chairman of the Committee shall jointly propose to the Board of Directors, for approval by it, the appointment of the Director of the Internal Audit Area.

2. The Vice Chairman & Chief Executive Officer and the Chairman of the Committee shall approve the Basic Internal Audit Regulations.

3. The Committee shall guide and supervise the activities of the Internal Audit Area through approval of its Annual Plan and following-up on its recommendations. The Management of this Area shall continue to be functionally controlled by the Chairman of the Committee.

4. In addition to the responsibilities inherent in its function, the Internal Audit organization shall act as the normal channel of communication between the Committee and the rest of the Company's organization, and shall be responsible for preparing any information required at meetings. Such meetings shall be attended, if the Committee deems fit, by the Director of the Internal Audit Area.

Article 22.- Relationships with the Auditor.

1. The Committee shall propose to the Board of Directors, for submission to the shareholders at the General Shareholders' Meeting, the appointment of the Auditor of the Company.

2. The Committee shall follow up on all recommendations proposed by the Auditor and may require its cooperation whenever it deems it necessary.

Article 23.- Relationships with the Management of IBERDROLA and its Group.

The Committee may obtain information from and require the cooperation of any manager or employee of IBERDROLA and its Group, notice of which shall be given to the Vice Chairman & Chief Executive Officer.

CHAPTER VIII.- POWERS, ADVICE, OBLIGATIONS, AND INTERPRETATION

Article 24.- Powers and Advice.

1. The Committee may freely access such information, documents, accounting or non-accounting records,

contracts, etc. of whatsoever nature as it may deem necessary to perform its duties. It may also obtain advice from outside professionals for the best performance of its duties. Such professionals shall send their reports directly to the Chairman of the Committee.

2. In all events, taking into account that the Committee members are also Directors, such Committee members shall act with independence of judgment and action in respect of the rest of the organization, shall discharge their duties with the utmost diligence and professional competency and shall keep all matters absolutely confidential.

Article 25.- Compliance and Dissemination.

1. The Directors who are members of the Committee and the Managers of the IBERDROLA Group have the duty to know and comply with these Regulations. For such purposes, the Secretary of the Board of Directors of IBERDROLA shall provide them all with a copy thereof.

2. The Chairman and the members of the Committee shall also have the duty to ensure compliance with these Regulations and to adopt such measures as may be necessary for such Regulations to be widely disseminated within the rest of the Organization of IBERDROLA and its Group.

Article 26.- Interpretation and Disputes.

Any questions or disputes that may arise with respect to the interpretation of these Regulations shall be resolved by majority vote by the Committee itself, and in the absence of such resolution, by the Chairman, assisted by such persons as the Board of Directors may designate for that purpose.



Published by: IBERDROLA, Human Rosuerces and Services Department
Design and Layout: IBERDROLA
Photography: IBERDROLA
Printed by: Publimail 2000
Translation: Juriscribe
Legal Deposit: BI-456-05







Printed on ecological recycled papel (Symbol Freelife Satin)

IBERDROLA

REPORT ON THE BORROWING POLICY OF IBERDROLA, S.A. AND ITS GROUP OF COMPANIES, ISSUED BY THE BOARD OF DIRECTORS OF IBERDROLA, S.A. ON FEBRUARY 23, 2005 FOR SUBMISSION THEREOF AT THE GENERAL SHAREHOLDERS' MEETING TO BE HELD IN BILBAO AT 11:30 AM ON MARCH 17, 2005, UPON FIRST CALL, AND ON MARCH 18, AT THE SAME PLACE AND TIME, UPON SECOND CALL.

This report was drawn up by the Board of Directors in order to help increase transparency in the information supplied to shareholders and markets, in compliance with the commitment to transparency that constitutes one of the mainstays of the good practices of Corporate Governance at IBERDROLA.

Over the next 12 months, the Iberdrola Group will obtain funds primarily from the capital market, as long as the conditions in such market continue to be similar to those at present. Thus, a direct appeal to investors will be carried out using various types of bonds, debentures and promissory notes. Bank financing will supplement the foregoing financing method.

The most significant medium- and short-term fundraising for the Iberdrola Group will now be carried out through the Spanish subsidiary Iberdrola Finanzas, S.A.U., primarily in the Euromarket, by means of the issuance of notes under its Euro Medium-Term Notes Program ("EMTN"), supported by the unconditional and irrevocable guarantee of Iberdrola, S.A. For its part, the Dutch subsidiary Iberdrola International B.V. will make private placements in international markets.

The medium- and long-term funds which are expected to be raised through Iberdrola Finanzas, S.A.U. and Iberdrola International B.V. will be transferred by means of an inter-company loan or deposited by such subsidiaries at their parent companies.

Short-term fundraising in the capital markets is planned to be carried out both internationally – by means of the issuance of promissory notes by Iberdrola International B.V. under its Commercial Paper Program ("ECP"), supported by the unconditional and irrevocable guarantee of Iberdrola, S.A. – and through the latter company in the domestic market, by means of its Annual Corporate Notes Issuance Program.

With regard to bank financing, this will not only be used by Iberdrola, S.A., but also by other companies within its Group, when circumstances determine that a financial or strategic advantage may be obtained by it.

Bilbao, February 23, 2005

Legal information

2004



IBERDROLA

Legal Information

2004

Submitted by the Board of Directors to the General Meeting of Shareholders
to be held on 17 and 18 March 2005

Sustainability Report

2004

IBERDROLA



With 3,206 MW of operational capacity and accumulated investments of € 2,500 million since 2001, IBERDROLA attained worldwide leadership in the renewable energy sector during 2004, thus confirming its historic commitment to the environment and to sustainable development. In 2004, the company commenced its international expansion in this industry, which is one of the basic pillars of the Strategic Plan, with transactions in Europe (Portugual, Greece, France and Italy) and in Latin America (Mexico and Brazil).

In addition, IBERDROLA's determined commitment to cleaner electric generation technologies, basically consisting of gas combined cycle power plants (with 2,800 MW already installed) and wind farms (2,891 MW), has been supported by the National Assignment Plan (NAP) approved by the Spanish Government in order to comply with Spain's commitments upon ratification of the Kyoto Protocol.

Between 2001 and 2008, IBERDROLA will make investments of € 16,200 million, 73% of which will occur in Spain, and which figure makes IBERDROLA the leading electric industry investor in our country. This allocation of funds will serve to confirm its leadership in the start-up of combined cycle plants and wind farms in order to strengthen its high quality of supply and to reaffirm its position as a first-tier operator in the deregulated electricity and gas markets.

Sustainability Report

2004

2004 Sustainability Report submitted by IBERDROLA, S.A.'s Board of Directors to the shareholders at the General Shareholders' Meeting on March 18, 2005



Iñigo de Oriol Ybarra

José Ignacio Sánchez Galán

Letter to the Shareholders

Dear shareholders,

It is a pleasure for me to address you yet another year on behalf of the Board of Directors, to present our company's Annual Report for fiscal year 2004, and to share with you our satisfaction with results that can be considered highly positive.

We are reaping the fruits of sustained efforts by the Board of Directors, the Vice-Chairman & CEO, the management team and all of the company's personnel.

Back in 2002, when the current Strategic Plan was implemented, IBERDROLA was already the biggest investor in the Spanish energy industry. In 2003, we consolidated our position as one of the top companies in the European energy industry. And in 2004, which has not exactly been an easy year, IBERDROLA, a company more than one hundred years old, has reached unprecedented levels in the basic ratios taken into account by all shareholders: highest share price, highest profits, and highest dividends.

We have outdone ourselves by applying a strategy focused on organized and profitable, sustained and sustainable growth, centering our efforts on what we know how to do best: produce and provide energy efficiently and competitively, with a renewed zeal for improving upon the services provided to our customers. It is not a coincidence that, despite extreme weather conditions during the last few months, we were able to satisfy the highest demand peaks in our history with no serious problems.

Indeed, progress in 2004 has been quite significant. As I mentioned, we have reached all-time high share prices, and will pay out the largest dividend in our history. We have developed the largest generation capacity in the Iberian Peninsula. We are a global benchmark in renewable energy, mainly wind energy. In approving the National Allocation Plan, the Spanish government confirmed IBERDROLA's wager on cleaner generation technologies: renewable and combined cycle. We have attained the highest levels of distribution quality in our history, with an average annual Installed Capacity Equivalent Interrupt Time (ICEIT) of less than two hours. The contribution of

Latin America to Group earnings has more than doubled. The group has signed its third collective bargaining agreement amid a positive labor environment.

We are thus a company undergoing continuous improvement in operating efficiency, a true image of its commitment to responsibly providing an essential service to society.

All these achievements have been attained while maintaining a sound and solid financial structure that is, without a doubt, in line with one of the lowest leverage ratios of the European electricity industry, while at the same time always keeping in mind our unwavering commitment to profitability for those who have entrusted their savings to us.

In this respect, I would like to stress the main figures for fiscal year 2004: earnings after taxes totaling € 1,211 million, up 14.2% from 2003, together with investments of € 2,713 million, and financial leverage down to 54.8%.

In light of these results and in keeping with the Board of Directors' promise to increase dividends in line with profits growth, a proposal is being made at the shareholders' meeting to distribute a gross dividend totaling € 0.768 per share, a 14.3% increase over the previous year and a cumulative increase of 43.5% over the last five years. At the same time, the company reached a market capitalization of € 16,859 million at the end of 2004.

Finally, I would like to point out that this Annual Report presents a precise and transparent description of the most significant goals reached by our company. In addition, it has been prepared in accordance with Global Reporting Initiative's 2002 Sustainability Reporting Guidelines, and provides a balanced and reasonable account of the financial, environmental and social performance of our organization, while also updating information relating to our commitment to the United Nations Global Compact.

Dear shareholders,

We live in a changing and globalized world that faces significant uncertainties, with important challenges that will no doubt be surmounted thanks to the unity and effort of everyone involved in IBERDROLA's performance. Together, we achieved results in 2004 that you should judge, and we are confident that with your support and trust, we will go on taking the company, with rigor and realism, toward success, growth and the future.

Thank you very, very much.

Iñigo de Oriol Ybarra
Chairman


2004 Sustainability Report

Table of contents

Board of Directors*

On May 26, 2004, the Board of Directors of the company, at the request of the Nominating and Compensation Committee, resolved to appoint the shareholder Sebastian Battaner Arias in representation of the shareholdings owned by the savings banks in the Federación de Cajas de Ahorro de Castilla y León, as an interim member of the Board of Directors of IBERDROLA, S.A., subject to ratification by the shareholders at the next general shareholders' meeting.

The appointment fills the vacancy left by Ramón de Rotaeche y Velasco, a BBVA proprietary director, who retired on April 28, 2004 after reaching the age limit set by company statutes.

In addition, on February 25, 2004, Iñigo de Oriol Ybarra submitted his resignation as a member of the Nominating and Compensation Committee, and was replaced as the Chairman of the committee by José Ignacio Berroeta Echevarria.

Subsequently, at a meeting held on September 22, 2004, the Board of Directors resolved to appoint board members Juan Luis Arregui Ciarsolo and José Antonio Fernandez Rivero as members of the Nominating and Compensation Committee, thus increasing the number of members of this committee to five.

The Board of Directors wishes to expressly thank Ramón de Rotaeche y Velasco in this Sustainability Report for his valuable contributions to the company during his tenure as a member of the company's decision making bodies.

(*) Additional information in the 2004 Annual Corporate Governance Report.

Board of Directors*

Honorary Chairman	Manuel Gómez de Pablos González
Chairman	Iñigo de Oriol Ybarra (1)
Vice-Chairman & CEO	José Ignacio Sánchez Galán (1)
Vice-Chairmen	José Antonio Garrido Martínez (1) Javier Herrero Sorriqueta (1)
Members	Víctor de Urrutia Vallejo (1) (3) Javier Aresti y Victoria de Lecea (2) José Orbegozo Arroyo César de la Mora y Armada (2) José Luis Antoñanzas Pérez-Egea (3) Ignacio de Pinedo Cabezudo (2) Lucas María de Oriol López-Montenegro Antonio de Garay Morenés Ricardo Álvarez Isasi (2) Antonio María de Oriol y Díaz-Bustamante Mariano de Ybarra y Zubiría José Ignacio Berroeta Echevarría (1) (3) Juan Luis Arregui Ciársolo (1) (3) José Santiago Mayner Oyarbide José Antonio Fernández Rivero (1) (3) Julio de Miguel Aynat Sebastián Battaner Arias
Secretary & Corporate Counsel	Federico San Sebastián Flechoso

(1) Executive Committee.
(2) Audit & Compliance Committee.
(3) Nominating and Compensation Committee.

The Executive Committee is chaired by Iñigo de Oriol Ybarra.

The Audit and Compliance Committee is chaired by Ricardo Alvarez Isasi.

The Nominating and Compensation Committee is chaired by José Ignacio Berroeta Echevarría.

(*) Additional information in the 2004 Annual Corporate Governance Report.

PROFILES OF THE MEMBERS OF THE BOARD OF DIRECTORS

IÑIGO DE ORIOL YBARRA (Madrid, 1935)

Degree in Law. He has spent most of his professional career at Hidroeléctrica Española, S.A., where he was Chairman. He also held numerous institutional positions, most notably as Chairman of the Madrid Chamber of Commerce and Industry.

He is the Chairman of Corporación Empresarial de Extremadura, S.A., Asland, S.A. and Asociación Española de la Industria Eléctrica (UNESA), as well as member of the Board of Directors of Directors of Siemens, S.A.

He is also a member of the Executive Committee of the Confederación Española de Organizaciones Empresariales, a full member of the Consejo Superior de Cámaras and a member of its Executive Committee, Honorary Chairman of the Asociación Iberoamericana de Cámaras de Comercio and Honorary Chairman of the Madrid Chamber of Commerce and Industry and founding member of Proyecto COTEC 93.

In addition to presiding over Fundación Iberdrola, he participates in the decision-making bodies of a number of academic and cultural institutions, such as Fundación Príncipe de Asturias, Fundación Carolina, Fundación Premios "Rey Jaime I", Museo Guggenheim Bilbao, Juan Carlos I of Spain Center of New York University and Fundación San Benito de Alcántara.

JOSÉ IGNACIO SÁNCHEZ GALÁN (Salamanca, 1950)

Industrial Engineer graduated from the Escuela Superior Industrial ICAI of the Universidad Pontificia de Comillas (Madrid), with a Graduate Degree in Business Administration and International Trade from ICADE of the Universidad Pontificia de Comillas (Madrid) and a Graduate Degree in General Business Administration and International Trade from the Escuela de Organización Industrial (EOI) of Madrid. He has held various executive and management positions at Sociedad Española del Acumulador Tudor, S.A., assuming the position of Chairman & CEO of its European subsidiaries and various companies within its group.

He has also been the Managing Director of Industria de Turbo Propulsores (ITP), the Chairman of the German consortium Eurojet, the CEO of Airtel Móvil (now Vodafone España) and a member of the Supervisory Board of Nutreco Holding N.V.

He currently holds the position of Vice-Chairman & CEO of Iberdrola, S.A., Chairman of Apex Inmobiliaria, a subsidiary of de Iberdrola, and Chairman of El Desafío Español, the company handling the participation of the Spanish boat in the America's Cup. He is a Director of Page Ibérica and Bodegas Matarromera, a Member of the Board of Trustees of Fundación Universitaria Comillas-ICAI, of the Universidad Pontificia de Salamanca, of Fundación de Estudios Financieros and of Fundación Premysa, and he forms a part of the Advisory Committee for the Prince of Asturias Endowed Chair in Information Science and Technology of the University of New Mexico (United States) and of the Accenture Energy Advisory Board.

He is a member of the Círculo de Empresarios Vascos, the Círculo de Empresarios (Madrid), the Círculo de Economía and the Asociación para el Progreso de la Dirección (APD), as well as of the American Management Association. He has also been a professor at ICAI. He is fluent in English, French and Italian.

JOSÉ ANTONIO GARRIDO MARTÍNEZ (Santander, 1940)

Doctorate in Industrial Engineering, graduated from the Executive Management Program at IESE. He has spent most of his professional career at Iberduero, S.A., becoming the CEO of the Company. He was also appointed CEO after the Iberduero, S.A. merger with Hidroeléctrica Española, S.A.

He has been Chairman of Gamesa, Sociedad para la Gestión de Grandes Proyectos (GESTEC) and Sociedad para la Innovación y Promoción de Nuevas Tecnologías (SOCINTEC), Vice-Chairman of Energía Hidroeléctrica de Navarra (EHN) and member of the Board of Directors of Nuclenor, S.A., Promotora de Iniciativas de Desarrollo (PROINDESA) and Red Eléctrica de España, S.A. He has also been a member of the European Round Table of Industrialists (ERT) and of the Board of Trustees of the Society for European Business History, as well as Vice-Chairman of the Asociación Vasca de Calidad and Chairman of the Social Board of Universidad de Deusto.

He is the Chairman of the Asociación para la Revitalización del Bilbao Metropolitano and Vice-Chairman of COTEC. He is fluent in English and French.

JAVIER HERRERO SORRIQUETA (Sestao, Bizcaine, 1945)

Industrial Engineer, graduated from the Executive Management Program at IESE. He took a number of courses at the Massachusetts Institute of Technology and at Stanford University. He has spent most of his professional career at Iberduero, S.A. and Iberdrola, S.A., and held the office of CEO and Chairman of various companies within the group. He has been a member of the Board of Directors of Nuclenor, S.A., Cementos Hontoria, S.A., Red Eléctrica de España, S.A. (REE), Compañía Operadora del Mercado de Electricidad, S.A. (OMEL), Electricidad de Portugal, S.A. (EDP) and GALP.

He is the Vice-Chairman of the real estate business of Iberdrola Group, APEX 2000, S.A., and holds other positions in a number of entities, including: Chairman of Fundación Hispano-Portuguesa Rei Alfonso Henriques, Co-Chairman of the Foro Hispano-Portugues, as well as Vice-Chairman of Acción Social Empresarial, Club de la Industria, Tecnología y Minería and Fundación Iberdrola. He is also a partner in MCH Private Equity, Liscal Inversiones y Servicios, S.L. and JH Networking & Advisors, S.L.

VÍCTOR DE URRUTIA VALLEJO (Madrid, 1942)

Doctorate in Economics and Degree in Law. He has served as Vice-Chairman of Iberdrola, S.A. and as Director of Corporación IBV, IBM España and Firestone Hispania, where he was also a member of the Executive Committee, as well as Chairman of Begano, S.A.

He is the Chairman of Compañía Castellana de Bebidas Gaseosas, S.A. (CASBEGA) and of Compañía Vinícola del Norte de España, S.A., and is a member of the Board of Directors of Barclays Bank España, Grupo Vocento, Diario El Correo, S.A. and Norte de Castilla, S.A. He is fluent in English, French and German.

JAVIER ARESTI Y VICTORIA DE LECEA (Bilbao, 1934)

Degree in Law. He was been Chairman of Papelera Española and of Espasa-Calpe, Vice-Chairman of Heimbach Ibérica and a member of the Board of Directors of La Cellophane Española, Scott Ibérica, Banco de Bilbao, BBV and BBVA.

JOSÉ ORBEGOZO ARROYO (Getxo, Biscay, 1939)

Doctorate in Industrial Engineering from the Escuela Superior de Ingenieros Industriales de Madrid. He has held management positions in a number of companies and has been Director of Worsa and Vice-Chairman & CEO of Vazman and Medex. In addition, he has been a member of the Board of Directors of Naviera Galea, Indumental, Corporación IBV and other construction, metal, naval and food companies. He is a trustee of Fundación Iberdrola. He is fluent in English and French.

CÉSAR DE LA MORA Y ARMADA (Madrid, 1946)

Degree in Law and Degree in Business Administration, ICADE E.3. He has spent most of his professional career at Banesto, attaining the position of Director of the Bank and Member of the Executive Committee and of the Audit Committee. He has been a director of Corporación Industrial Banesto and a member of its Executive Committee. He has also been Executive Chairman of Fenix Francia and Upe Francia; Chairman of Banesto Seguros and AGF Compañía de Seguros; Vice-Chairman and Member of the Executive Committee of La Unión y el Fénix Español; and Director and member of the Executive Committee of Hidroeléctrica Española, S.A. and Unión Iberoamericana de Promociones Industriales y Comerciales. In addition, he has been a member of the Board of Directors of Petromed, Gas Madrid, Naviera de Castilla, Naviera Montañesa, Crinavis, Corporación IBV and Iberdrola Diversificación. He is a Director of APEX 2000, S.A., the real estate affiliate of the Iberdrola Group, S.A. He is fluent in English and French.

JOSÉ LUIS ANTOÑANZAS PÉREZ-EGEA (San Sebastián, 1934)

Degree in Chemical Sciences. He has spent most of his professional career at NUCLENOR, where he was General Technical Secretary and Chairman, as well as at Iberduero, S.A., where he held the position of Deputy Director to the Chairman. He subsequently became a member of the Board of Directors of Iberduero, S.A. and other Group companies. He has also been a Director of Iberdrola Diversificación, S.A.

He is a Director of Corporación Empresarial de Extremadura, Viñalba and Viñas de Alange. He is also a member of the decision-making bodies of a number of institutions, including being Honorary Vice-Chairman of Club Español de la Energía, a member of the Advisory Board of Escuela Técnica Superior de Ingenieros de Minas de Madrid and a member of the Board of Trustees of the Museo Nacional de Ciencias Naturales.

IGNACIO DE PINEDO CABEZUDO (Madrid, 1935)

Degree in Law. He has spent most of his professional career at Hidroeléctrica Española, S.A., where he served as Director, Secretary of the Board and General Secretary. He has also been a member of the Board of Directors of Iberdrola, S.A., where he held the positions of Director, Secretary of the Board and General Secretary.

He has been the Chairman of Eléctrica Conquense, S.A., Secretary of the Board of Directors of Unión Iberoamericana de Promociones Industriales y Comerciales, S.A., Unión Iberoamericana de Seguros y Reaseguros S.A. and Hidroeléctrica de Cataluña, S.A., and Director of Nachi Industrial, S.A. He has also been a member of the Executive Committee of the Madrid Chamber of Commerce and Industry.

He is a member of the Board of Directors of Mutua de Accidentes "Unión Museba Ibesvico" and Secretary of the Board of Directors of Empresa de Alumbrado Eléctrico de Ceuta, S.A.

LUCAS MARÍA DE ORIOL LÓPEZ-MONTENEGRO (Madrid, 1941)

Doctorate in Industrial Engineering and Graduate of the Executive Management Program at IESE. He has spent most of his professional career at Patentes Talgo, S.A., where he was Chairman of the Company. He has also been a member of the Board of Directors of Valca, S.A.

He is a Director of Vidrala, S.A., Crisnova, S. and Patentes Talgo, S.A

ANTONIO DE GARAY MORENÉS (Madrid, 1949)

Degree in Business Administration and Graduate of the General Management Program at IESE. He has spent most of his professional career at Banesto, where he held a number of top management positions in the Corporate Banking, Institutional and Large International and Domestic Financing Areas.

He has been Director of Iberoamericana de Promociones Industriales y Comerciales, S.A. and of Iberdrola Diversificación S.A.

He is the Treasurer and a Member of the Executive Committee of Hispana Nostra. He is fluent in English and French.

RICARDO ÁLVAREZ ISASI (Bilbao, 1940)

Doctorate in Industrial Engineering, Professor of Electrical Engineering with a broad academic and research background. He has held a number of positions in academic and research institutions, such as Director of the Escuela de Ingenieros de Bilbao and Member of the Steering Committee and the Social Board of the Universidad del País Vasco and Chairman of its Economic Committee.

He has been a member of the Board of Directors of CADEM (a Basque public-sector company) and of Ente Vasco de la Energía, and General Executive Secretary of Labein. He was Director of the Dyna Technical Magazine.

He was a Director of Iberduero S.A. and has been a Director of Iberdrola, S.A. since its creation and the Chairman of its Audit and Compliance Committee since its creation in 1998.

He is a member of the Board of Directors of a number of Companies and a Member of the Board of Trustees of a number of Foundations, such as Fundación Iberdrola, Fundación Escuela de Ingenieros de Bilbao and Fundación Victor Tapia, of which he is the Chief Executive. He is fluent in English and French.

ANTONIO MARÍA DE ORIOL Y DÍAZ-BUSTAMANTE (Madrid, 1944)

Agronomy Engineer. He has a Degree in Business Administrations and graduated from the Executive Management Program at IESE. He has been the sole administrator of EFAPASA, and a member of the Board of Directors of Villosa-Guardián and Valca.

He is the sole administrator of Carmonilla, S.A., and Chairman of Copreca and of CORPFIN, a venture capital company. He is fluent in English and French.

MARIANO DE YBARRA Y ZUBIRÍA (Getxo, Biscay, 1947)

He has held a number of management positions in companies such as Manufacturas Industriales, S.A., Ybarra Soroa y Cía., Ltda. and Naviera García-Miñaur, S.A. He is a member of the Board of Directors of Corporación de Medios de Extremadura, S.A. He is fluent in English and French.

JOSÉ IGNACIO BERROETA ECHEVARRÍA (Bilbao, 1939)

Degree in Economics. He has spent the majority of his professional life at General Eléctrica Española, S.A. and Fabrelec-Westinghouse, later joining Banco de Vizcaya, of which he was Deputy General Manager, a position he continues to hold at BBV.

He has been Executive Chairman of BBK, Vice-Chairman of the Confederación Española de Cajas de Ahorros and Director of other entities, as well as a member of the Board of Trustees of various foundations, such as COTEC and the Guggenheim Bilbao Museum.

He is a Director of Consejero de Construcciones Auxiliar de Ferrocarriles (CAF) and a member of the Círculo de Empresarios Vascos.

JUAN LUIS ARREGUI CIÁRSOLO (Mallavia, Biscay, 1943)

Technical Engineer, graduated from the Escuela de Ingenieros de Bilbao. Holds a degree in Numerical Control from Wandsdorf and a Masters Degree in Micro-Mechanical Engineering from Besançon. Founder of Gamesa, where he held the office of Chairman. He is currently a member of its Board of Directors.

He has been Co-Chairman of the GUASCOR Group and participated in the foundation of Viña Izadi, Foresta Capital and Corporación Eólica C.E.S.A., where he is the Chairman. He is also a Director of Gestora de Proyectos y Contratos, S.A.

JOSÉ SANTIAGO MAYNER OYARBIDE (Bilbao, 1943)

Degree in Economics and in Law. He has performed financial analyst duties at Banco de Bilbao and has been Economy and Finance Director at Petronor–Repsol. He is currently the General Manager of Elecnor, S.A.

JOSÉ ANTONIO FERNÁNDEZ RIVERO (Gijón, 1949)

Degree in Economics. He has spent most of his professional career in the banking sector, where he has held a number of executive positions at Banco de Vizcaya, la Banque de Gestion Financière, S.A., Banco Exterior de España and BBVA, where he became General Manager of the Group for different areas.

He is a member of the Board of Directors of BBVA, which he represents as Vice-Chairman of Telefónica, S.A. and Chairman of Adquira.

JULIO DE MIGUEL AYNAT (Valencia, 1944)

Degree in Law. He has been the Chairman of BANCAJA, Banco de Valencia and Banco de Murcia, Vice-Chairman of Federación Valenciana de Cajas de Ahorro and Autopistas del Mare Nostrum, S.A. He has been a member of the Board of Directors of Confederación Española de Cajas de Ahorro, Abertis Infraestructuras, S.A., Enagas, Aurea Concesiones de Infraestructuras, S.A. and Instituto Valenciano de Investigaciones Económicas. In addition, he has been a member of a number of foundations, such as Fundación Bancaja and Fundación Premios "Rey Jaime I".

He is a member of the Board of Directors of Metrovacesa, S.A., a member of the Advisory Committee of Cierval, the Asociación Valenciana de Empresarios and the Instituto Español de Analistas Financieros, as well as of a number of foundations and institutions, such as Fundación Universidad Empresa and Fundación de Estudios.

SEBASTIÁN BATTANER ARIAS (Salamanca, 1941)

Degree in Business Sciences from the Universidad Comercial de Deusto and Degree in Law from the Universidad de Valladolid. He began his professional career at Aceros de Llodio, S.A. and Tubos Especiales Olarra, S.A., and went on to hold management positions at financial institutions such as Unicaja and Caja de Ahorros de Salamanca y Soria.

He has been the Executive Chairman of Caja Duero, Grupo de Negocios Duero, Leasing del Duero and Unión del Duero de Seguros de Vida y Generales, a Director of Sociedad Española de Banca, the Confederación Española de Cajas de Ahorro y Uralita, and a member of the Board of Trustees of various foundations and institutions, such as Agencia Regional de Desarrollo de Castilla y León.

He is a member of the Board of Ibermutuamur and of the Board of Trustees of various foundations, such as Fundación Duques de Soria and Fundación Santa María la Real de Aguilar de Campoo.

2004 Sustainability Report



Management*

Vice-Chairman & CEO	José Ignacio Sánchez Galán
General Secretary [1]	Federico San Sebastián Flechoso
Deputy to Vice-Chairman & CEO	Julián Martinez-Simancas Sánchez

Corporate

Chief Administration, Control & Regulation Officer	José Luis San Pedro Guerenabarrena
Chief Financial Officer	José Sáinz Armada
Chief Human Resources & Services Officer	Fernando Becker Zuazua
Chief Strategy & Development Officer	José Luis del Valle Doblado
Chief Internal Audit Officer [2]	Luis Javier Aranaz Zuza

Business

Generation Director	Francisco Martínez Córcoles
Distribution Director	Javier Villalba Sánchez
Supply Director	Salvador Font Estrany
Renewable Energy Director	Pedro Barriuso Otaola
Latin America Director	Gonzalo Pérez Fernández
Portugal Director	Joaquim Pina Moura

(1) The General Secretary, as Secretary of the board, reports to the Board of Directors.
(2) Reports to the Audit and Compliance Committee.

(*) Additional information in the 2004 Annual Corporate Governance Report.



KEY PERFORMANCE INDICATORS

Economic-financial data

(€ millions)

Income statement	2004	2003	% Variation 04/03
Sales	10,314	9,488	+8.7
EBITDA	2,858	2,617	+9.2
EBIT	2,019	1,823	+10.7
Ordinary profit	1,699	1,473	+15.3
Net profit	1,211	1,060	+14.2
Net operating expenses/Gross margin	27.1%	27.8%	-70 b.p
Sales per employee (€ thousands)*	996.4	914.4	+9.0

* Business in Spain

(€ millions)

Balance sheet	2004	2003	% Variation 04/03
Total assets	25,934	24,433	+ 6.1
Shareholders' equity	8,717	8,225	+6.0
Net financial debt	10,569	10,378	+1.8
ROE	13.9%	12.9%	+100 b.p.
Financial leverage (Net debt/Net debt + equity)	54.8%	55.8%	-100 b.p.
Funds provided by operations	1,919	1,812	+5.9



Sales and customers
(€ millions)
17.4
+3.0%
16.9
million of customers
9,488
+8.7%
10,314
2003
2004
Gross operating profit (EBITDA)
(€ millions)
2,617
+9.2%
2,858
2003
2004
Net operating profit (EBIT)
(€ millions)
1,823
+10.7%
2,019
2003
2004
Net profit
(€ millions)
1,060
+14.2%
1,211
2003
2004
Net operating expenses/Gross margin
(%)
27.8
-70 b.p.
27.1
2003
2004
Sales per employee*
(€ thousands)
914.4
+9.0%
996.4
2003
2004
* Business in Spain

The IBERDROLA Group in 2004



Total assets
(€ millions)
24,433
+6.1%
25,934
2003
2004
Cash flow provided by operations
(€ millions)
1,812
+5.9%
1,919
2003
2004
ROE
(%)
12.9
+100 b.p.
13.9
2003
2004
Financial leverage
(%)
55.8
-100 b.p.
54.8
2003
2004
Cash flow/debt
(%)
17.4
+80 b.p.
18.2
2003
2004
EBITDA/Net int. expenses
(times)
5.0x
+1.4x
6.4x
2003
2004

Operating data

IBERDROLA Group

	2004	2003	% Variation 04/03
Installed capacity (MW)	**25,237**	**22,788**	**+10.7**
Gas combined cycle	5,183	3,793	+36.6
Renewable energy	3,206	2,257	+42.0
Hydroelectric	9,083	8,969	+1.3
Nuclear	3,335	3,331	+0.1
Fuel-oil	2,888	2,902	-0.5
Coal	1,247	1,247	-
Cogeneration (attributable)	295	289	+2.1
Gross production (GWh)	**84,373**	**74,104**	**+13.8**
Gas combined cycle	23,357	12,091	+93.1
Renewable energy	5,413	3,923	+37.9
Hydroelectric	16,031	21,840	-26.5
Nuclear	27,580	25,874	+6.6
Fuel-oil	2,528	2,437	+3.7
Coal	7,499	6,058	+23.8
Cogeneration (attributable)	1,965	1,881	+4.4
Total demand (GWh)	**117,092**	**110,718**	**+5.8**
Customers under management no. (million)	**17.4**	**16.9**	**+3.0**
Workforce (parent co.+ proportional) No.	**11,139**	**11,503**	**-3.2**

IBERDROLA Group installed capacity
(%)

Hydroelectric 36
Renewable 13
Combined cycle 21
Cogeneration 1
Coal 5
Fuel-oil 11
Nuclear 13

IBERDROLA Group gross production
(%)

Nuclear 33
Fuel-oil 3
Coal 9
Cogeneration 2
Combined cycle 28
Renewable 6
Hydroelectric 19

Operating data

Spain

	2004	2003	% Variation 04/03
Installed capacity (MW)	**22,547**	**20,288**	**+11.1**
Gas combined cycle	2,800	1,600	+75.0
Renewable energy	3,206	2,257	+42.0
Hydroelectric	8,776	8,662	+1.3
Nuclear	3,335	3,331	+0.1
Fuel-oil	2,888	2,902	-0.5
Coal	1,247	1,247	-
Cogeneration (attributable)	295	289	+2.1
Gross production (GWh)	**68,422**	**65,602**	**+4.3**
Gas combined cycle	8,811	4,569	+92.8
Renewable energy	5,413	3,923	+37.9
Hydroelectric	14,626	20,860	-29.9
Nuclear	27,580	25,874	+6.6
Fuel-oil	2,528	2,437	+3.7
Coal	7,499	6,058	+23.8
Cogeneration (attributable)	1,965	1,881	+4.4
Total demand (GWh)	**92,184**	**87,694**	**+5.1**
Energy supplied to eligible customers (GWh)	**30,000**	**26,208**	**+14.5**
Share of gas market (%)	**10.8**	**8.2**	**+260 b.p.**
Gas supply (GWh)	**34,502**	**22,679**	**+52.1**
Customers (GWh)	17,730	14,116	+25.6
Gas combined cycle (GWh)	16,772	8,563	+95.9
Customers under management no. (million)	**9.6**	**9.4**	**+2.1**
Workforce (parent co.) No.	**8,546**	**8,869**	**-3.6**

IBERDROLA installed capacity in Spain
(%)

Hydroelectric 39
Renewable 14
Combined cycle 12
Cogeneration 1
Coal 6
Fuel-oil 13
Nuclear 15

IBERDROLA gross production in Spain
(%)

Nuclear 40
Fuel-oil 4
Coal 11
Cogeneration 3
Combined cycle 13
Renewable 8
Hydroelectric 21

Operating data

Latin America

	2004	2003	% Variation 04/03
Installed capacity (MW)	2,690	2,500	+7.6
Production (GWh)	15,951	8,506	+87.5
Energy distributed (GWh)	24,909	23,024	+8.2
Customers under management No. (million)	7.8	7.5	+4.0
Workforce (proportional) (No.)	2,593	2,634	-1.6

IBERDROLA on the stock market compared with Ibex-35, the electricity industry & Euro Stoxx 50

(Base 100: 12-31-2003)


120
115
110
100
95
Dec-03
Apr-04
Aug-04
Dec-04


Market data

	2004	2003
Market capitalization (12/31) (€ millions)	16,859	14,127
Earnings per share (€)	1.34	1.18
Net operating cash flow per share (€)	2.13	2.01
P.E.R. (times)	14.0	13.3
Price/Book value (Market Cap. over Net Book Value as of 12/31) (times)	1.93	1.71

IBERDROLA stock data

	2004	2003
Number of outstanding shares	901,549,181	901,549,181
Closing price for the period (€)	18.70	15.67
Average price over period (€)	16.88	14.76
Average daily volume (shares)	6,369,069	6,635,390
Highest volume (June 28, 2004/Jan 3, 2003) (shares)	42,354,977	45,602,957
Lowest volume (August 25, 2004/May 26, 2003) (shares)	1,338,947	1,370,860
Dividends (€)	0.67	0.61
Interim (January 2, 2004/January 2, 2003)	0.29	0.26
Additional (July 1, 2004/July 1, 2003)	0.38	0.35
Dividend yield (dividend paid/Closing price of previous year)	4.3%	4.6%

ENVIRONMENTAL ASPECTS

Performance in emissions

CO_2 -specific emissions- thermal mix
(g/kWh)


712
-4%
684
2003
2004

SO_2 -specific emissions- thermal mix
(g/kWh)


3.59
-10%
3.23
2003
2004

Specific particle emissions - thermal mix
(g/kWh)


0.26
-7.7%
0.24
2003
2004

NO_x -specific emissions- thermal mix
(g/kWh)


2.36
-1.3%
2.33
2003
2004

Sustainability (Points/Ranking)

Sustainability (Points/Ranking)

Dow Jones Sustainability World Index	72 points/Leadership group: among the top three companies in the Worldwide Utilities category
Dow Jones Sustainability Stoxx Index	72 points/Leadership group: among the top three companies in European Utilities category
OEKOM Research*	B-/Leadership group: among the top three companies in the Worldwide Utilities category

(*) OEKOM Research: a German institution researching corporate social responsibility.

Gross production in Spain with no greenhouse gas emissions*

(%)



* Production and emissions from cogeneration and partial interests in combined cycle power plants are not included.

SOCIAL ASPECTS

Customers in Spain

Overall satisfaction index of IBERDROLA's customers
(over 10)


7.05
+1.6%
7.16
2003
2004

IBERDROLA purchase predisposition index
(over 10)


6.36
+2.4%
6.51
2003
2004

Suppliers in Spain and Latin America

Suppliers with orders
(no. of suppliers)


13,325
+7.8%
14,361
2003
2004

Contracted amount*
(€ millions)


4,235
+14.3%
4,842
2003
2004

* Includes IBERDROLA Ingeniería y Consultoría.

IBERDROLA Group Human Resources

Workforce

Breakdown by professional categories
(%)

Assistants 3%
Professionals 35%
Clerical 15%
Managers and Technicians 47%

Distribution by organization

Number of employees per organization
(%)

Corporate Divisions 17%
Operational Divisions 82%

Employees represented by trade unions

Trade union representation in Spain
(%)

Accident frequency index

Performance in the frequency index*

13
11
9
7
5
1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004

Annual index   Trend line

(*) Frequency Index = Number of accidents with sick leave per million hours worked.

The Media

IBERDROLA information published in the press
(no.)


7,887
+8%
8,528
2003
2004

IBERDROLA pressroom: website visits
(no.)


97,676
+270.6%
26,358
2003
2004

QUALITY ASPECTS

Performance in number of certifications

ISO 9001 certifications*
(no.)


13
+7.7%
14
2003
2004

ISO 14001 certifications**
(no.)


16
+43.7%
23
2003
2004

OHSAS 18001 certifications***
(no.)


4
+25%
5
2003
2004

Total certifications
(no.)


33
+27.3%
42
2003
2004

* ISO 9001: Quality Management System.
** ISO 14001: Environmental Management System.
*** OHSAS 18001: *Occupational* Risk Prevention Management System.

Performance in the quality of supply (ICEIT)

Performance in ICEIT 2003/2004
(Hours/year)


2.17
-13.8%
1.87
2003
2004

Supplied area:	190,000 Km^2
Supplied population:	more than 15 million people
Municipalities:	more than 4,000
Customers:	9.6 million

Suppliers

Change in number of suppliers participating in the IBERDROLA Supplier of the Year Award
(no.)


85
+28.8%
66
2003
2004

HIGHLIGHTS

FIRST QUARTER

- IBERDROLA paid gross interim dividends for FY 2003 in the amount of € 0.286 per share, up 10% from the interim dividends paid for FY2002.
- IBERDROLA expressed its strongest revulsion for the brutal terrorist attacks that occurred in Madrid on March 11, which resulted in the deaths of about 200 people; 2 of them employees of the company. The company's employees met at work centers in Spain to express their rejection of the terrorist attacks and their solidarity with the victims.
- Within the framework of the energy industry reorganization, IBERDROLA reached a preliminary agreement with the Portuguese government to sell its 4% stake in Galp and to acquire 58.8% of Beiragás and 40.9% of Tagusgás capital stock. Both Beiragas and Tagusgas operate in the center of Portugal, in areas situated near the Spanish caompany's electricity distribution markets of in Castilla y León and Extremadura.
- IBERDROLA's board of directors approved including in its Web site the content required by Ministerial Order No. 3722/2003 regarding corporate information.
- IBERDROLA obtained the AENOR certification for all its hydroelectric production facilities, in conformity with the requirements established in the ISO 9000:2000 and ISO 14001:1996 standards.
- Apex, IBERDROLA's real estate developer, closed the most significant land lease transaction of the industrial sector in 2004, leasing of 37,876 m^2 space at its Alovera I Logistics Center to Hays Retail Services S.A.
- IBERDROLA obtained the AENOR certification assuring that its 2003 Annual Report was prepared in accordance with the 2002 Sustainability Reporting Guidelines published by Global Reporting Initiative (GRI).
- The European Commission awarded IBERDROLA Ingeniería y Consultoría the coordination of the OPERA Project, with a budget in excess of € 20 million. IBERINCO led a consortium that won a € 25 million project to renovate the electricity distribution network of six regions in Tunisia.
- IBERDROLA implemented a new human resources service on its website, called the Canal de Empleo (Employment Channel), which represents a new milestone in the company's Strategic Plan, one of whose of basic pillars is the effective management of human resources.
- IBERDROLA became a founding company of Fundación Atapuerca, consolidating the support it has providad to this ambitious project for research into the artistic and cultural heritage of the Sierra de Atapuerca in Burgos.

SECOND QUARTER

- During his presentation at the general shareholders' meeting, IBERDROLA's Chairman pointed out that "the company's market capitalization is four times higher than in 1991" and "for the first time in the company's history, net income exceeded € 1,000 million, excluding extraordinary or non-recurring items, yet me maintained maintaining, as is well known, high investment levels and reduced debt." In addition, the Vice-Chairman & CEO pointed out that IBERDROLA's strength "comes from the efforts and vision of various generations, which have made IBERDROLA a 100 year old company that is a benchmark for the industry, with promising future."
- IBERDROLA's board of directors approved the payment of the compensation plan for directors and managers approved at the general shareholders' meeting on June 16, 2001.

- As approved by the general shareholders' meeting held on April 3, 2004, IBERDROLA increased FY 2003 supplemental dividends by 10.36% to the gross amount of € 0.3867 per share.

- IBERDROLA Chairman, Iñigo de Oriol, was appointed Trustee of Fundación San Millán de la Cogolla, in recognition of the interest in and efforts to protect the St. Millán monasteries, which have been declared a World Heritage Site.

- Unicaja, the largest savings bank in Andalucía, acquired a 0.5% stake in IBERDROLA, which significantly strengthens the company's shareholder base.

- IBERDROLA brought into operation the 520 MW Termopernambuco combined cycle plant, the largest electricity generating plant in the north and northeast of Brazil.

- For the second year in a row, IBERDROLA's Vice-Chairman & CEO was chosen the top executive of the European utilities industry as a result of a survey conducted by the Institutional Investor Research Group for the prestigious European Equities Market Report 2004. The company was also chosen the best European energy company by investors and the third-best European energy company by analysts.

- IBERDROLA executed an agreement with Gamesa to acquire the Catefica wind farm, near Lisbon, with an installed capacity of 18 MW, a transaction that showcases the company's interest in the Portuguese wind power market.

- IBERDROLA received its 100th delivery by vessel of liquefied natural gas (LNG) in Bilbao. This was the first delivery of the company to the Bahía de Bizkaia Gas (BBG) regasification plant, in which the Company holds a 25% stake. The LNG tanker discharged 130,000 m^3 of liquefied natural gas (900 GWh).

- IBERDROLA announced that it will convert the Cortes-La Muela hydroelectric plant (Valencia) into the largest European pumping plant. The company will invest more than € 195 million to boost capacity, increasing turbine capacity to 1,260 MW and pumping capacity to 1,110 MW.

- IBERDROLA closed a private placement of bonds in the U.S. market in the amount of US$ 450 million at 7, 10, 12 and 15 years. The transaction enables the company to refinance its debt and to extend the average life of the debt, in accordance with prudent accounting standards.

- For the second year in a row, IBERDROLA was elected the best listed company in Spain, from the point of view of investor relations, in the Thomson Extel Survey 2004. The company is also ranked the second-best listed European utility in the list of the 25 top European utility companies, after EON (Germany).

- IBERDROLA became the first company in the world to obtain a joint Environmental Management Certificate from AENOR for 40 wind farms with 1,313 MW of installed capacity.

- IBERDROLA signed a € 500 million five-year loan from a small group of foreign and domestic prime banks by means of a *"club deal"*.

- IBERDROLA Ingeniería y Consultoría (IBERINCO) submitted a successful bid for a new contract with the Mexican governmental electricity company, Comisión Federal de Electricidad (CFE), to build electricity infrastructure in northern Mexico.

- IBERDROLA launched a new advertising campaign focused on multi-service offers, enabling the company's customers to purchase telephone, internet, home security and air-conditioning services, in addition to natural gas and electricity.

THIRD QUARTER

- Caja de Castilla-La Mancha and Caja Extremadura became shareholders of IBERDROLA by acquiring 0.45% of the company's capital in a joint transaction.

- IBERDROLA increased its weighting to 0.9493% of the Euro Stoxx 50, the benchmark stock market index consisting of the largest 50 listed companies in the euro zone with the highest weighted market capitalization measured by its "free float" (the percentage of shares that are freely traded on the stock exchange).

- IBERDROLA was awarded a contract for the development, construction, ownership, operation and maintenance of the Tamazunchale 1,135 MW combined cycle plant in Mexico, which is expected to enter into commercial operation in 2007.

- IBERDROLA's Vice-Chairman & CEO and Sonatrach's Vice-Chairman signed a long-term agreement for the annual sale of 1 bcm (1,000 million cubic meters) of natural gas, beginning in 2007. Natural gas will be supplied through the new Medgaz undersea gas pipeline connecting Algeria and Spain.

- IBERDROLA (78%) and the Portuguese companies Alberto Mezquita (11%) and Visabeira (11%) formed the company Aeolia to promote renewable energy in Portugal.

- IBERDROLA, OPT (Ocean Power Technologies), Soldercan (Sociedad para el Desarrollo de Cantabria) and IDAE (Instituto para la Diversificación y el Ahorro Energético) formed a joint venture to develop the first European wave power plant, to be located in Santoña (Cantabria). The goal is to install wave power plants totaling 100 MW along the coast of Cantabria.

- IBERDROLA continued working on its project to update equipment at 39 hydroelectric plants located along the Sil, Duero, Tajo and Mediterranean basins, which will allow for the extension of their useful lives.

- For the fifth year in a row, IBERDROLA continued to be the highest-ranking Spanish electricity company in the Dow Jones Sustainability World Index (DJSI World) and in the European DJSI Stoxx.

- IBERDROLA executed a letter of intent with Promotora Vizcaina and Bilbao Ría 2000 to build the Abandoibarra tower at the Bilbao estuary. The company will transfer its offices in this city to the new corporate building, which will be named Torre IBERDROLA.

- Through its engineering and consulting subsidiary, IBERINCO, IBERDROLA will participate in a project to optimize the operation of the Libyan distribution network, owned by government company GECOL, after the agreement reached with Red Eléctrica Internacional (REI).

- The company's management and trade union representatives signed the third IBERDROLA Group collective bargaining agreement in Bilbao, whereby the company took a significant step towards the application of mechanisms allowing for increased labor flexibility, in line with the goals of the Strategic Plan.

- IBERDROLA began to actively operate in the French electricity futures market as of its first day of operation, on which it traded a total electricity volume of 11,040 MWh.

- IBERDROLA executed an agreement with a large energy company for the supply of more than 270,000 MWh in Austria, thereby boosting and strengthening its trading activities in Europe.

- IBERDROLA Ingeniería y Consultoría (IBERINCO) finished its first project to strengthen Mexico's electricity infrastructure by building five substations, with voltage levels of 400 kV and 230 kV and a total capacity of 1,100 MVA, and 58.3 kilometers of transmission lines.

FOURTH QUARTER

- IBERDROLA's board of directors approved the payment of a gross interim dividend for FY 2004 in the amount of € 0.3260 per share, up 13.99% as compared to the interim dividend paid in FY2003.

- IBERDROLA believes that the allocation of emission rights by facility, as proposed by the government, allows for technological change in the Spanish electricity industry, and reaffirmed that the NAP is logical and balanced since it enables a reduction in CO_2 emissions in Spain and compliance with the European Directive. The company will receive average annual emission rights of 12.78 million tons between 2005 and 2007.

- IBERDROLA became a strategic partner of the largest producer of wind energy in Greece (45%), thanks to the purchase of a 49.9% stake in Rokas for about € 85 million.

- IBERDROLA acquired a 6% stake in Gamesa from Corporación IBV, a holding company in which BBVA and IBERDROLA each hold a 50% stake. The transaction amounted to € 148.3 million.

- IBERDROLA purchased from Gamesa 469 MW of installed capacity in wind farms in Portugal (250 MW) and Spain (219 MW) for € 566 million, thus becoming a world leader in the renewable energy industry.

- Within the framework of the capital increase of Energías de Portugal, S.A. (EDP), IBERDROLA exercised its preemptive rights, increasing its stake in the Portuguese company to 5.7%.

- IBERDROLA signed a five-year syndicated loan agreement for € 2,300 million with 36 prime financial institutions. The loan is intended to improve the conditions of the syndicated loan agreement signed by the Company in December 2002.

- IBERDROLA was the best performing company in the world in fueling the use of renewable energy, according to a report on 72 electricity companies in the OECD presented by WWF/Adena.

- IBERDROLA's Vice-Chairman & CEO won the award for Best Investor Relations by a CEO among Euro Stoxx 50 companies, which was given by IR Magazine based on a survey of more than 400 Eurozone analysts and investors.

- IBERDROLA agreed to sell 25% of the shares of water companies Pridesa and Ondagua to a subsidiary of RWE Thames Water for € 31.5 million. The company thus finalized its sale of these affiliates, after selling the other 75% of them in September 2002.

- IBERDROLA's board of directors approved a new general risk policy in line with good corporate governance standards, in order to offer the maximum level of assurance to its shareholders and the markets through the control and management of risks.

- The company's management and the trade unions agreed to implement a compensation policy for all IBERDROLA employees enabling them to purchase company shares at market value as part of their annual variable compensation. Employees may allocate up to € 12,000 of their annual variable compensation to purchase shares, which will be deducted from taxes provided that they hold the shares for at least 3 years (5 years in the Basque Country).

- IBERDROLA became the first electricity company to sell renewable energy in the Spanish production market, an initiative that involves seven facilities with a capacity of 108.7 MW.

- IBERDROLA agreed to develop a real estate project in Cabo Cope (Murcia) together with Caja Murcia, Bancaja and Caja Castilla-La Mancha, after selling 100% of a 328.3-hectare parcel owned by the company for € 36 million.

- IBERDROLA was awarded 86,760 MWh of generation capacity in the Netherlands for 2005 as a result of a bidding process organized by Nuon, in which 29 companies participated.

- In Seville, IBERDROLA created the company's advisory board in Andalucía, which is chaired by by Braulio Medel, Chairman of Unicaja, and which includes important figures from the economic, financial and social sector of this autonomous community.

- Addressing more than 2,000 employees, IBERDROLA's Vice-Chairman & CEO pointed out that the "company is willing to become a benchmark in the electric industry for its Corporate Reputation."

- IBERDROLA sponsors the Spanish yacht that will participate in the XXXII America's Cup hosted in Valencia in 2007. The project involves all the Spanish yachting sectors and is supported by institutions and governments.

- Oekom Research, the German institution researching corporate social responsibility, recommended IBERDROLA as the top leading Spanish company and the third company worldwide for responsible investment.

- IBERDROLA will launch its operations in the deregulated French gas market after winning a contract for 330,000 MWh last year in an auction organized by Gaz du Sud Ouest (GSO), a subsidiary of Totalfina-Elf, an auction that was carried out at the behest of the French energy regulator *(Commission de regulation de l'energie).*

- IBERDROLA Ingeniería y Consultoría (IBERINCO) was awarded a contract for the building of the electricity infrastructure associated with the Altamira V combined cycle plant (1,121 MW power) for US$ 70 million in an auction carried out by the Federal Electricity Commission (CFE).

- In Valencia, IBERDROLA gave prizes for the third annual Iberdrola Supplier of the Year Award to Funtam, Incoesa, Trafodis, Dominguis Group, CCM.CG and T-Systems EYTC.

- IBERDROLA participated in the first Meeting of the Asociación Española del Pacto Mundial, an entity created to foster in Spain the principles and guidelines of the Global Compact promoted by the United Nations Organization.

2004 Sustainability Report




Business Report

STRATEGIC PLAN: REAPING THE FRUITS OF INVESTMENT EFFORTS



In 2004, IBERDROLA reaped the fruits of the investment efforts made thanks to the Strategic Plan. The company has already invested € 10,300 million, which represents 85.8% of the total estimated amount and is unprecedented in its history. On its third anniversary, the Plan has had a very positive impact on the company, since objectives have been met in all areas ahead of schedule, earning market recognition.

The development of the Strategic Plan has made IBERDROLA the world leader in renewable energy, the main developer of gas combined cycle plants in Spain, a leader in the deregulated electricity market and the second-largest natural gas supplier

Since the Plan was implemented, IBERDROLA has become the world leader in renewable energy and the main developer of gas combined cycle plants in Spain, clean technologies for the generation of electricity which will contribute to compliance with the Kyoto Protocol. In addition, the company leads the deregulated electricity market, is the second-largest natural gas supplier and has excellent quality of service.

IBERDROLA's Strategic Plan seeks to double the company's size and income, to € 1,600 million in 2006. The total investments will amount to € 12,000 million and its leverage ratio will be below 50%. This is in addition to the commitment to maintaining dividend growth in line with net income.

Generation

IBERDROLA's bid to update electricity generation facilities by using cleaner technologies -mainly gas combined cycle plants and renewable energies- has brought its total installed capacity as of the end of FY 2004 to 25,237 MW throughout the world, up 11% from 2003 and up 52% from the implementation of the Strategic Plan.

Specifically, in 2004, IBERDROLA brought 2,449 MW of new capacity into service, 1,390 MW corresponding to combined increasing capacity, 949 MW to renewable energy and 110 MW to increasing capacity at various generation facilities. In Latin America, IBERDROLA already has 2,690 MW of power, up 7.6% from 2003.

The company expects to allocate € 3,800 million to the generation business in Spain over the 2004-2008 period in order to maintain its leadership in renewable energy and combined cycle plants.

The largest developer of combined cycle plants in Spain

IBERDROLA met its schedule for the construction of combined cycle plants in 2004. Thus, the company ended the year with a total operational capacity in Spain of 2,800 MW at the combined cycle plants in Castellón (800 MW); Castejón (400 MW), in Navarra; Bahía de Bizkaia de Electricidad (800 MW), in Biscay -200 MW attributable to the company; Tarragona (400 MW) - 200 MW attributable to the company; Santurce (400 MW), and to units I and II at Arcos de la Frontera (800 MW), in Cadiz. This makes the Company the largest developer in this sector in the entire Spanish electricity industry.

In 2004, IBERDROLA brought 1,200 MW into service in Spain: the Santurce plant with 400 MW and units I and II at the Arcos de la Frontera (Cadiz) 800 MW plant. By the end of 2005 IBERDROLA will bring 800 MW online at unit III at Arcos de la Frontera (Cadiz), as well as 400 MW at the Aceca plant, in Toledo. This will allow it to achieve the goals set in the Strategic Plan one year ahead of schedule. In 2006 and 2007 it will contribute 1,600 MW more to the system with the introduction of the Escombreras (Murcia), 800 MW, and the Castellón B, 800 MW, plants. Overall, IBERDROLA estimates that in 2007 it will manage more than 6,400 MW, and at least 5,600 MW will be owned by the company. (Table 1).



Combined cycle plant at Santurce, (Basque Country) Spain

World leader in renewable energy

In 2004, IBERDROLA confirmed its global leadership in renewable energy thanks to the acquisition of wind farms in Spain, Portugal and Greece and to the developments launched in France, Italy and Latin America during the year. This sector is one of the pillars of the company's Strategic Plan, which is intended to manage 5,500 MW in 2008 4,500 MW in Spain and about 1,000 MW abroad (Chart 1).

TABLE 1

Schedule for construction of combined cycle facilities

Project	Capacity (MW)	Start of operations
Castellón	**800**	**100% operational**
Castejón	**400**	**100% operational**
BBE (800 MW)	**200 (attributable to IBERDROLA)**	**100% operational**
Tarragona (400 MW)	**200 (attributable to IBERDROLA)**	**100% operational**
Santurce	**400**	**100% operational**
Arcos I & II	**800**	**100% operational**
Aceca	400	2005
Arcos III	800	2005
Escombreras	800	2006
Castellón B	800	2007
Total	**5,600**	

CHART 1

Schedule for renewable energy
Installed capacity (MW)


5,500
1,000 MW international
3,206
2,257
1,414
1,070
507
2000
2001
2002
2003
2004
2008 e

Spain: IBERDROLA, the driver of renewable energy expansion

In 2004, IBERDROLA cemented its position as the world leader in the operation of wind farms, and as a driver of renewable energy expansion in Spain, with 3,206 MW of operational power, up 42% from 2003 and more than six times the capacity at the time the Strategic Plan commenced. This broadly exceeds the goals established for this industry.


Wind farm at Sisante (Cuenca)

In this sense, IBERDROLA's Strategic Plan has become a revitalizing element for renewable energy, and the company's efforts have been a key factor in tripling the wind capacity in Spain since 2001, with capacity at 8,000 MW in 2004.

International expansion: entering the Greek and Portuguese wind power markets and wind farm developments in France, Italy and Latin America

Throughout 2004, IBERDROLA boosted its international activities in the renewable energy sector by acquiring wind farms in Greece and Portugal, and by launching developments in France, Italy and Latin America.


Wind farm at Makrirachi A. Stira, Evia (Greece)

IBERDROLA entered the Portuguese wind power market in April 2004, following the acquisition from Gamesa of the Catefica (Lisbon) 18 MW wind farm. In addition, in November the company closed another agreement with Gamesa to acquire 250 MW of wind power in Portugal, which will be brought into service before 2007. Furthermore, in September the company formed Aeolia, a company in which the Portuguese companies Alberto Mezquita and Visabeira also hold stakes, for the purpose of promoting renewable energy in Portugal.

Late in the year, IBERDROLA became the strategic partner of the largest wind energy producer in Greece, after acquiring a 49.9% interest in Rokas. This company has more than 400 MW, of which 188.5 MW are operational. The goal of this company is to reach 600 MW over the next few years.

During 2004, IBERDROLA also analyzed new business opportunities in Europe and Latin America that will enable it to maintain its leadership of the world wind power market in coming years. The company plans to install 232 MW at wind farms in Europe in the 2005-2008 period, and took its first steps in the Latin American wind market, where it plans to build two wind farms totaling 150 MW.

This increase in power using gas combined cycle plants and renewable energy, mainly wind farms, fits with IBERDROLA's desire to continue increasing the share of cleaner energies in its energy balance, and reaffirms the company's historical commitment to generating power using technologies that do not emit greenhouse gases, which is essential to compliance with the Kyoto Protocol and the European Emission Rights Trading Directive. In addition, it is in line with the guidelines of the National Allocation Plan (PNA) approved by the government in 2004.

Largest private producer of electricity in Mexico

In 2004, IBERDROLA consolidated its position as the largest private producer of electricity in Mexico, and reached the goals set in the Strategic Plan, with about 5,000 MW of contracted power.

IBERDROLA already has approximately 2,200 MW of operational capacity in Mexico, with the 1,036 MW Altamira combined cycle plant, the 1,000 MW Monterrey combined cycle plant, the 120 MW Enertek plant in Tamaulipas, and the 37 MW Femsa-Titán plant in Monterrey. The output of the combined cycle plants in Mexico totaled 14,091 million kWh in 2004, up 87.2% from 2003.



Combined cycle plant at La Laguna II (Mexico)

In July, IBERDROLA successfully bid for a contract to build and operate the 1,135 MW Tamazunchale combined cycle plant, which will be located in the state of San Luis Potosí. In addition, the company is building other two combined cycle plants in Mexico: the 500 MW La Laguna II plant in Durango, scheduled to be in operation in 2005, and the 1,121 MW Altamira V plant in Tamaulipas, which is scheduled to be in operation in 2006 (Table 2).

TABLE 2

IBERDROLA projects in Mexico

Project	Capacity (MW)	Start of operations
Enertek	**120**	**100% operational**
Monterrey	**1,000**	**100% operational**
Altamira III and IV	**1,036**	**100% operational**
Femsa-Titan	**37**	**100% operational**
La Laguna II	500	2005
Altamira V	1,121	2006
Tamazunchale	1,135	2007
Total	**5,000**	

Distribution

Spain: record quality of service for more than 9.6 million customers

In 2004, IBERDROLA provided 92,184 million kWh to more than 9.6 million customers, an increase of 900,000 since the implementation of the Strategic Plan, that gave IBERDROLA a market share of 40% in the Spanish market. This supplied energy represented a 5.1% increase over 2003, and a 32% increase since the implementation of the Plan.

IBERDROLA's program for investment in distribution allowed it to reach a record in the quality of electricity supplied in 2004, and the company's ICEIT (Installed Capacity Equipment Interrupt Time) fell below two hours (1.87 hours) for the first time, 14% better than 2003 and 25% below the existing ICEIT at of the start of the Plan (Chart 2).

CHART 2

ICEIT performance
(Hours/year)


2.49
-25%
1.87
2000
2004

IBERDROLA is one year ahead of schedule in meeting the targets of the network plan included in the Strategic Plan, and is focused on expanding the supply network infrastructure and maximizing supply quality.

Since the start of the Plan, the company has installed 120 substations (37 new substations and 83 major expansions), 9,800 new transformer facilities and 10,000 kilometers of new high, medium and low voltage lines. It currently has 216,100 kilometers of lines, 835 sub-stations and more than 72,000 transformer facilities.



Periodic reviews of electricity transmission and distribution lines

In order to bolster its firm commitment to its customers and to maintain its leadership position in the quality of its service in Spain, IBERDROLA plans to invest € 2,200 million in distribution from 2004 to 2008.

Supply

Electricity: A leader in the deregulated market and in the sale of green energy

Supply, one of the main pillars of IBERDROLA's Strategic Plan, improved significantly in 2004. The company increased its presence in deregulated markets, which already provide 36% of total energy sales in Spain, as compared to 64% of sales coming from the regulated market (Chart 3).

CHART 3

Energy sales in 2004
(%)



This increase enabled the company to end the year with more than 520,000 customers in the deregulated electricity market, 10 times more than at year-end 2003. This consolidates the company's leadership supply, with a 38.1% share (Chart 4) and sales of 30,000 million kWh, up 14.5% over the prior year.

CHART 4

Deregulated electricity market share in 2004
(%)


IBERDROLA: 38.1%
Other

In 2004, the company also consolidated its leadership in the sale of green energy in Spain, with 52,900 contracts with domestic consumers and 1,100 with businesses and official agencies. This initiative, which is a pioneer initiative in Spain, consists of the sale of electricity obtained from 100% renewable sources, i.e. free of CO_2 emissions and greenhouse gases.

In addition, IBERDROLA continued with its supply activities in Portugal, where it obtained a share of about 10% of the deregulated market.



Gas: second largest seller of natural gas in Spain

In 2004, IBERDROLA consolidated its position as the second largest seller of natural gas in Spain, building up a a 10.8% share of the deregulated market in 2004, up 260 b.p. over the prior year. This percentage includes both gas provided to customers and gas used by the company's combined cycle plants.

All these results reflect IBERDROLA's strong focus on its customers and support the goals included in the commercial plan in the company's Strategic Plan, whose goals include extending the business to all autonomous communities and maximizing the number of customers served.

Operational Efficiency

Gaining Efficiency

Despite the growth of IBERDROLA's business in 2004, the company managed to contain the group's net operating expenses, which increased just 5.8% and were more than two and a half points below the growth of the gross margin.

In 2004, IBERDROLA continued to gain efficiency. The improvement in the company's efficiency, measured as a percentage of operating expenses over the gross margin, one of the cornerstones of the Strategic Plan, was reflected as of year-end in a ratio of 27.1%, down 70 basis points from 27.8% during the prior year.

This means that the company has improved its efficiency by 17% with respect to FY 2000, and fulfilled the commitment to use IBERDROLA's resources efficiently while at the same time investing for growth (Chart 5).



CHART 5

Net operating expenses/Gross margin


32.6%
Efficiency improves 17%
27.1%
25.0%
2000
2004
2008 e
Estimated
Actual

THE ENERGY INDUSTRY



EUROPE

Significant energy and environmental regulations were approved in the European Union during 2004. Throughout the year, directives on the promotion of cogeneration and gas supply safety were published, as well as regulations on financial assistance for trans-European networks.

In September, the European Commission presented new versions of draft directives on the safety of nuclear facilities and the treatment of waste, since the previous drafts presented in January 2003 were blocked by the Council.

It should be noted that the period for transposition into Spanish law of the directives that complete the domestic gas and electricity markets, as well as for regulations on access to electricity interconnections, expired on July 1. At the end of the year, Spain and 17 other countries had not met this requirement.

In the environmental sector, the main initiative was the launch of trading within the European Union of the right to emit greenhouse gases, which came into effect on January 1, 2005 and has significant repercussions for the energy industry.

In January, the European Commission published guidelines for the development of National Allocation Plans (NAP) and in February it made public two decisions on the monitoring and reporting of greenhouse gases. In July and December, the NAPs of 21 member States were approved, some of them subject to conditions, and in November a directive was published allowing the incorporation of clean development mechanisms and joint application to the trading of emission rights.

Another significant event was the official ratification of the Kyoto Protocol by Russia in November, which enabled compliance with the minimum requirements for its entry into force. This provides legal support for the EU's initiatives in the fight against climate change, which include community-wide trading of emission rights. Also within this framework, it is important to mention the publication in April of the directive on environmental responsibility.

The start-up of trading in greenhouse gas emission rights has had significant repercussions for the energy industry



European Parliament - Strasburg, France

SPAIN

From a regulatory standpoint, the approval of the National Allocation Plan (NAP) by the Spanish government was the most significant event in Spain. During the year, the following initiatives were launched in connection with it:

- The Spanish strategy for compliance with the Kyoto Protocol was approved in February.
- Royal Decree Law 5/2004, which transposes the directive on the trading of emission rights, and Royal Decree 1866/2004 which approves the NAP for emission rights for the 2005-2007 period, were published after the summer.
- The proposal for the allocation of emission rights by facility was presented in late November and approved by the Cabinet of Ministers on January 21, 2005, with minor adjustments.
- The NAP was finally sent to the European Commission in December, and was conditionally approved by the Commission.



Oiz wind farm (Biscay)

The NAP will contribute to attaining the goals established in the Kyoto Protocol and will enable the replacement of Spanish generation facilities with clean technologies, mainly gas combined cycle plants and renewable energy.

Another important environmental regulation for the energy industry that became effective during the year was Royal Decree 430/2004, which transposes the directive on the limitation of polluting emissions into the air from large combustion facilities.

The National Allocation Plan will contribute to attaining the goals established in the Kyoto Protocol

During the year, the following regulations also came into effect in both the electricity and gas industries:

- In March, Royal Decree 436/2004 was published establishing a new legal and economic framework for the production of electricity under the Special System, which enhances regulatory stability for investments in renewable energy and cogeneration.
- Resolutions establishing the remuneration rate for the transmission of electricity for 2002, approving a set of procedures to perform appropriate technical management of the system, setting the final amount pending set-off due to revenue imbalances from regulated activities prior to 2003, and establishing the new system for communication, execution and control of interruptions.
- Royal Decree 1716/2004 was approved, providing for the obligation to keep minimum safety stocks of natural gas equivalent to 35 days of firm consumption or sales, and the diversification of supply. It also regulates the activities of the Corporación de Reservas Estratégicas de Productos Petrolíferos, which acquires powers to control minimum stocks and the diversification of natural gas.
- Orders ECO/31/2004, ECO/32/2004 and ECO/33/2004 updating the remuneration of regulated activities, tolls and fees linked to third-party access to gas facilities, and natural gas meter rental rates.

IBERIAN ELECTRICITY MARKET (MIBEL)

In 2004, the Spanish and Portuguese authorities continued advancing towards the creation of the Iberian Electricity Market (MIBEL) following the signing of two agreements, one in January and the other in October. The October agreement set the date for the launch of the MIBEL for June 30, 2005, establishing and defining the most important points regarding the technical and economic management of the single market.

It is expected that the Iberian Electricity Market (MIBEL) will start operations on June 30, 2005

In addition, both countries committed to coordinated development of internal regulations for the sector and to creating a number of groups, a supervisory entity and a MIBEL follow-up commission.



Work will continue in 2005 to solve pending issues affecting the introduction of the MIBEL on the planned date.

Changes in rates and the price of electricity
Royal Decree 1802/2003, of December 26, increased the average or reference rate for the sale of electricity in 2004 by 1.72%, which is below the maximum 2% increase established by Royal Decree 1432/2002.

Integral rates for the sale of electricity applied by distribution companies rose by an average of 1.54%, while transmission and distribution network access rates increased by 1.6%. This increase was lower than inflation in 2004, and the price of electricity in real terms dropped by 1.48%.

In Spain, the price of electricity in real terms fell by 1.48% in 2004

Looking at the past six years, the average price of electricity went from 7.41 c€/kWh in 1999 to 7.21 c€/kWh in 2004, a drop of 2.8% in real terms. During that period, the CPI climbed by 17.62% (Chart 6).

CHART 6

Average electricity prices and the CPI
(%)


20%
15%
10%
5%
0%
-5%
-10%
17.62%
-2.80%
1999
2000
2001
2002
2003
2004
CPI
Electricity sales price

As the deregulation process advances in a number of European Union countries, comprehensive official rates begin to disappear and are replaced by free supply prices, which are usually confidential.

However, official data continues to indicate that Spain is among the EU countries with the lowest electricity prices.



CHART 7

Comparative prices of electricity for domestic use in EU countries

Prices as of January 1, 2004 (C1 domestic consumer type: 3,500 kWh/year. Taxes included)


(€/100 kWh)
25
20
15
10
5
0
LATVIA
LITHUANIA
ESTONIA
MALTA
GREECE
SLOVENIA
CZECH REP.
SPAIN
HUNGARY
U.K.
LUXEMBOURG
PORTUGAL
IRELAND
BELGIUM
HOLLAND
GERMANY
ITALY
DENMARK

Source: UNESA. 2004 interim data

CHART 8

Comparative prices of electricity for industrial use in EU countries

Prices as of January 1, 2004 (Industrial consumer B1: 500 kW; 1,250 MWh/year. Taxes included, except VAT)

(€/100 kWh)

12
10
8
6
4
2
0

LATVIA
ESTONIA
CZECH REP.
GREECE
LITHUANIA
SPAIN
PORTUGAL
MALTA
LUXEMBOURG
U.K.
BELGIUM
IRELAND
GERMANY
HUNGARY
ITALY

Source: UNESA. 2004 provisional data



ECONOMIC AND FINANCIAL INFORMATION AND THE STOCK MARKET



ECONOMIC AND FINANCIAL INFORMATION

Financial management
The year 2004 was marked by the recovery of the world economy, which started in Q4 2003. The world economy grew by 5% in 2004, compared to 3.9% the previous year. This momentum was reflected in significant increases in trade flows that, together with an increase in the cost of raw materials, particularly oil (+33% in average terms), caused general increases in inflation rates. The improvement was led by the United States (4.4%) and China (9%), while growth was lower in the Euro zone (less than 2%) due to the stagnation of the German and Italian economies and, to a lesser extent, the French economy.

Within this context, the US Federal Reserve increased the official interest rate to 2.25% (from an all-time low of 1%), while the European Central Bank maintained its reference rate unchanged at 2% throughout 2004.

Latin America was another growth driver in 2004, with rates approaching 5%, also favored by the increase in raw materials prices. This strong acceleration was reflected in a significant revaluation of prices on local exchanges, a reduction in country-risk premiums to all-time lows and an increase in official interest rates, mainly in Brazil.

Within this macroeconomic environment, financial management at the IBERDROLA group continued along the general guidelines established in the Strategic Plan, focused on reducing the volatility of financial expenses, maintaining a high degree of liquidity and extending the average life of debt.

IBERDROLA reduced interest costs on its debt from 4.77% in 2003 to 4.39% in 2004

In this way, the IBERDROLA group ended FY 2004 with a 58% fixed rate debt and 16% capped debt, with a maximum rate that enables the company to take advantage of low interest rates. This represents a 3% increase in fixed rate debt as compared to 2003. Despite the increase in the average life of debt to 4.3 years (from 3.7 as of year-end 2003) and the rise in official interest rates, the cost of debt was cut to 4.39% in 2004, from 4.77% in 2003.

The IBERDROLA Group's financing
Based on the excellent market conditions in 2004, the IBERDROLA group refinanced and extended the average life of its debt, substantially improving its terms and diversifying its sources of financing by resorting directly to investors through the capital markets and to bank financing.

The second method was the main instrument for raising funds in 2004. In May, IBERDROLA obtained a five-year loan in the amount of € 500 million from seven leading financial institutions in a "*deal club*."

It should be noted that, in order to renegotiate its 2002 loan, IBERDROLA also entered into a syndicated loan agreement in December with 36 prime financial institutions in the amount of € 2,300 million -half of the amount as a syndicated loan and the other half as a credit facility, both with five year terms- improving both financial and contractual loan terms.

In 2004, IBERDROLA entered the US capital market through a private placement of bonds in the amount of US$ 450 million at 7, 10, 12 and 15 years. This is the first transaction of these characteristics carried out by a Spanish electricity company in that market.

The Euro Medium Term Note Program (EMTN) was limited to private placements. At year´s end, the outstanding balance of the program was € 4,488 million.

The Domestic Commercial Paper Program and, above all, the Eurocommercial Paper Program (ECP), enabled IBERDROLA to raise short-term funds in a flexible manner at a cost similar to the interbank market. The total volume of notes issued during the year was € 2,056 million (€ 680 million domestic and € 1,376 million European), leaving the outstanding balance at € 866 million (€ 370 million and € 496 million, respectively).



Signing of the syndicated loan

IBERDROLA obtained a syndicated loan in the amount of € 2,300 million

On the international scene, the company took advantage of good market conditions and the reduction in country risk to renegotiate the debt of a number of its subsidiaries. In Mexico, a US$ 300 million bilateral loan was signed for Iberdrola Energía Altamira. In Brazil, the debt of the distribution companies was refinanced, extending their repayment periods and cutting their costs. Two transactions carried out by Coelba are worth noting: a bond issue in the amount of BRR 480 million and a bank loan in the amount of US$ 139 million, with a final maturity in 2008.

In Guatemala, EEGSA and Comegsa refinanced their entire debt through the issuance of dollar-denominated bonds in the amount of $ 100 million (with a single maturity date in 2014) and two loans in quetzals for an amount equal to US$ 89 million (average life, 4.5 years).

REMARKS ON THE FINANCIAL STATEMENTS

The comments below refer to the Financial Statements for 2004 and 2003 (Tables 10 and 11). The chapter entitled Additional Information (pages 225-228) contains information regarding the last five fiscal years.

Results for the period

In 2004, IBERDROLA posted net income of € 1,210.7 million, up 14.2% from € 1,060.3 million during the previous year. Table 3 shows the contributions made by each business line.

TABLE 3

Contribution to consolidated net income by business line

(€ millions)

Business	2004	2003
Generation	531.8	501.5
Supply	-39.0	-1.2
Distribution	331.8	218.2
Renewable	54.9	68.0
Non-energy	162.6	73.4
Corporate portfolio	51.6	120.3
International	117.0	80.1
Total	**1,210.7**	**1,060.3**

IBERDROLA's net profit grew by 14.2% to € 1,210.7 million

Analysis of result of the year

- **Sales**

IBERDROLA's sales totaled € 10,314.5 million in 2004, up 8.7% from 2003, mainly due to the 13.9% increase in the group's total production despite a lower level of rainfall during the period.

The breakdown of sales is as follows (Chart 9):

CHART 9

Sales

(%)

Domestic Energy: 82.5%

Non-Energy: 4.3%

International: 13.2%



- **Gross margin**

Gross margin continued to rise in 2004, increasing 8.4% over 2003 to € 4,168.3 million, thanks to the larger contribution of the domestic business, renewable (+39.7%), supply (+42.6%) and distribution (+7%) activities, and the international (31.7%) and non-energy (+19.6%) business.

- **Domestic energy business**

Gross margin was up 5.3% to € 3,517.2 million. Highlights here were:

- The stabilization of the gross margin in generation (-2.1%), in a year in which there was a 30% drop in rainfall levels and greater combined cycle production (+92.8%).

- Sales of renewable energy grew by 39.7% to € 329.5 million as a consequence of the increase in production during the period (+38%).

- The gross margin on retail sales was up 42.6% to € 103.8 million, due to greater activity of this business line in electricity and gas.

- In distribution, the gross margin was up 7% to € 87.7 million, thanks to the increase in the compensation of the regulated business recognized in the 2004 rate and to the positive balance stemming from resettlement differentials from prior years.

- **International business**

Gross margin was up by 31.7% to € 478.2 million as a result of the good performance of the group's business lines on the international scene:

- In Mexico-Guatemala, gross margin totaled € 208.9 million (+57.4%) thanks largely to the contribution made by the Altamira plant and despite negative movements in the exchange rate during the period. The strong performance of the distribution business in Guatemala should also be noted.

- In Brazil, gross margin increased by 16.9% (€ 269.3 million) following an upturn in demand and the increase in rates approved for the distribution companies Coelba, Cosern and Celpe.

- **Non-energy business**

Non-energy businesses contributed € 172.9 million to the total gross margin, an increase of € 28.3 million, primarily due to the APEX real estate business.

Gross Operating Profit (EBITDA)

The company's EBITDA (gross operating profit) was up 9.2% to € 2,857.7 million as a result of the growth in gross margin and efficiency improvements. This increase, marked by a 13.9% rise in the group's total production due to ongoing investment efforts, translated into a controlled increase of 5.8% in net operating expenses.

Significantly, net personnel expenses were down 1.4% after the Workforce Reduction Plan went into operation. In addition, taxes rose by 11.8% to € 180.8 million, as a result of the increase of this item in the retailing business and a higher Real Estate Tax (IBI) due to new facilities in operation.

Net Operating Profit (EBIT)
The company's net operating profit (EBIT) reached € 2,018.9 million (+10.7%) as a result of the growth in gross margin, improvements in efficiency and the controlled amortization, depreciation and provisions item (+5.7%).

Company EBITDA and EBIT were up 9.2% and 10.7% to € 2,858 million and € 2,019 million respectively

Amortization and depreciation were up slightly to € 828 million (+6.2%) as a result of new investments in combined cycle plants in Spain and Mexico and in renewable plants. Provisions rose by € 4 million.

Financial result
IBERDROLA's financial result was € -389.7 million, an improvement of 13.3% over 2003. Financial expenses fell by 10.2% from January to December 2004, as a result of a reduction in the average cost of debt by 38 basis points to 4.39%, as compared to 4.77% during the previous year.



This improvement was reached despite a decline in financial profit (-3.8%), as a result of lower financial expenses from the start-up of commercial facilities and of lower dividends and interest collected for the period.

Results of companies consolidated by the equity method
Results of companies consolidated by the equity method dropped by € 30.3 million to € 69.5 million, because Repsol YPF is no longer consolidated following the company's sale of its interest in it during the second half of 2003, and because of a lower contribution from Corporación IBV which at December 2003 included € 30 million from the gains obtained from the sale of the 6% stake in Gamesa. Excluding both effects, this item improved by almost 99%.

Ordinary profit
The combination of an increase in operating profit and an improvement in financial profit allowed a considerable rise in profit from recurring operations, up 15.3% in 2004 to € 1,698.7 million, notwithstanding the lower contribution of companies consolidated by the equity method.

Net profit
As a result of the gains obtained from divestments of real estate assets, IBERDROLA's extraordinary profit totaled € 58.9 million in 2004, compared to the extraordinary loss totaling € 198.2 million in 2003. Aso worth noting is the change in the corporate profit tax of € 327.5 million, with an increase in the effective rate to 30.4% from 16.2%, which resulted in higher tax expenses compared to 2003.

Results by business

Energy busness in Spain

Generation:

- **Gross margin**

The change of this item in 2004 showed the greater flexibility of IBERDROLA's generation facilities and decreased exposure to the hydroelectric cycle after the investments made under the Strategic Plan. The slight drop in the gross margin of the business by 2.1% to

€ 1,753.5 million should thus be explained within the following context:

- Change in the production mix: a jump of 92.8% in the use of gas combined cycles, a drop of 30% in hydroelectric generation and an increase of 6.6% in generation using nuclear power plants.

- A 21.8% rise in the supply costs of the business due to an increase in the share of thermal generation and the higher price of fossil fuel that was not reflected in the wholesale market prices, resulting in a decline in gross margins.

- Sales climbed 4% as a result of the 1.8% increase in production and the inclusion of € 54 million for CTCs (Costs of the Transition to Competition) due to imbalances. Both items offset the effects of the lower prices in the pool.

Gross margin by business line is shown in table 4.

- **EBIT**

EBIT fell 5.4% in 2004 to € 962.6 million, as a result of an increase in operating costs and the following factors:

- The controlled increase in net operating expenses by 2.1%, because although personnel expenses shrank (-3.1%), external services climbed 11%, because of the start-up of combined cycle plants.

- A slight increase of 0.6% in amortization, depreciation and provisions.

- An 11.2% rise in taxes, as a result of new facilities being brought into operation.

Renewable energy:

- **Gross margin**

The gross margin in renewable energy increased by (+39.7%) to € 329.5 million, in line with a rise in output and the introduction of new wind facilities, which turned this into the business with the fastest growth, together with Mexico.

Installed capacity climbed 42% (+949 MW) to 3,206 MW, which translated into a 38% increase in production, to 5,413 GWh. IBERDROLA extended the useful life of most of its wind assets from 15 to 20 years in accordance with international standards and the new regulatory environment in Spain, which guarantees the current compensation framework for their entire useful life.

- **EBIT**

EBIT jumped 74.6% as a result of a 38.1% rise in EBITDA, in line with the growth in gross margin, and despite an increase (+47.7%) in net operating costs due to the start-up of new facilities.

TABLE 4

Gross margin by business line

(€ millions)

Business	2004	2003	% Variation
Generation	1,753.5	1,791.9	-2.1
Renewable	329.5	235.9	39.7
Distribution	1,344.8	1,257.1	7.0
Supply	103.8	72.8	42.6
Total	**3,531.6**	**3,357.7**	**5.2**

Distribution:

- **Gross margin**

Gross margin for the distribution business gained 7% as a result of higher compensation for the regulated business, which was incorporated in rates for 2004, and of the negative resettlements carried out in 2003 (€ 49 million).

- **EBIT**

EBIT climbed 28.1% to € 539.9 million, thanks to a significant drop in net operating expenses (-5.5%), with decreases in personnel expenses (-2.8%) and external services (-9.6%).

Supply:

- **Gross margin**

Gross margin in the supply business rose by 42.6% to € 103.8 million. This significant increase occurred largely because of higher electricity and gas sales.

- **EBIT**

EBIT was affected by rising operating costs as a result of an increase in activities relating to the total deregulation of the market, as well as by the reinforcement of advertising campaigns, mainly in the second quarter of the year. EBIT was also affected by a 165.1% increase in amortization, depreciation and provisions and by a 130.1% rise in taxes due to higher volumes of energy sold.

International business

- **Gross margin**

Gross margin rose by 31.7% to € 478.2 million in 2004 as a result of the following:

- The Mexico-Guatemala gross margin grew by 57.4%, thanks to greater output at the Monterrey and Altamira plants.

- The Brazil margin gained 16.9% due to an increase in demand, rate increases for the distribution companies and a larger contribution from the Itapebí plant.

- **EBIT**

EBIT climbed 28.9% in 2004 to € 231 million because of:

- A 36% rise in EBITDA driven by higher production, growth in demand and rates, and efficienty improvements.

- A 56.5% increase in amortization, depreciation and provisions due to the effect of the operational start-up of the Monterrey IV and Altamira combined cycles in Mexico.

Non-energy business

Non-energy businesses contributed € 172.9 million (€ +28.3 million) to the gross margin, an increase largely attributable to APEX. APEX, which is IBERDROLA´s real estate business, expanded its development business, which includes the Manilva-Las Pedrazas (€ 26 million), Diagonal Mar (€ 26 million), Federico Mayo (€ 11 million) and Cala Mijas (€ 9 million) transactions.

Meanwhile, it is important to highlight the contribution of Corporación IBV, whose profit soared 315.4%, not counting the capital gain booked in 2003 from the sale of a 6% stake in Gamesa (50% owned by IBERDROLA). In addition, the contribution of Gamesa rose in 2004.

BALANCE SHEET

IBERDROLA's balance sheet as of December 31, 2004, reflected total assets of € 25,934 million. IBERDROLA's financial strength stands out, even with the sizeable investments it made in the period. The following items from the summary consolidated balance sheet (Table 11) should be noted:

Fixed assets

IBERDROLA made investments of € 2,713 million in 2004. It should be pointed out that this amount includes € 587 million which were not invested in 2004 but which were included in the balance sheet for 2004. The breakdown of investments is shown in table 5:

TABLE 5

Investments

	Jan.-Dec. 2004	%
	(€ millions)	
Spain	**2,186**	**80.6**
Generation	594	
Renewable	811	
Distribution	451	
Others	330	
Mexico	**329**	**12.1**
Generation	321	
Distribution	8	
South America	**49**	**1.8**
Generation	4	
Distribution	45	
Other International	**149**	**5.5**
Total	**2,713**	**100.0**

IBERDROLA made investments of € 2,713 million in 2004, more than 80% of them in Spain

Among investments in Spain, which came to € 2,186 million, or 80.6% of total investment, those in the renewable business (€ 811 million) and in generation (€ 594 million), mainly for the construction of combined cycle plants, are noteworthy.

In Mexico, investment focused mainly on the Altamira V and VI (€ 185 million) and the Laguna II combined cycle plants, which will be operational in 2005, and in which IBERDROLA invested € 56 million. IBERDROLA also launched the construction of the Tamazunchale combined cycle (€ 42 million). In Brazil, investments were channeled into the distribution business and financed with funds generated within the country.

Financial fixed assets

Financial investments made during the period totaling € 305 million and reflecting the acquisition of the stake in the Greek company Rokas, the 3% increase in the stake in Gamesa and the subscription to the capital increase in EDP, were the main cause of the € 343 million increase in long-term investments in 2004.

Share capital

At December 31, 2003, IBERDROLA´s share capital consisted of 901,549,181 bearer shares with a par value of 3 euros per share.

On January 2, 2004, a gross interim dividend of € 0.286 per share was paid out for FY 2003, a 10% increase over the interim dividend paid out for FY 2002. In addition, on July 1, a supplemental dividend of € 0.3867 per share was distributed for FY 2003.

That brought the total dividend for FY 2003 to € 0.6727 per share, up 10.2% over the previous year.

Financial debt

At the end of December, net financial debt stood at € 10,569 million and financial leverage was 54.8%, a 100 basis point improvement from 55.8% in 2003. The average cost of debt dropped by 38 basis points to 4.39% at the end of 2004.

Financial leverage dropped 100 basis points from 55.8% in 2003 to 54.8% in 2004

The debt structure by currency and interest rate is shown in table 6:

TABLE 6

Structure of debt by currency and interest rate

(%)

Currency	December 2004	December 2003
Euro	86.8%	89.7%
Dollar	9.0%	6.3%
Real	4.0%	3.8%
Other currencies	0.2%	0.2%
Interest rate		
Fixed rate	58%	55%
Capped rate	16%	16%
Floating rate	26%	29%

The debt structure by geographical area is shown in table 7:

TABLE 7

Debt structure by geographic areas

	December 2004	December 2003
		(%)
Spain	89.4%	89.6%
Mexico	5.4%	5.9%
South America	5.2%	4.5%
Total	**100%**	**100%**

The distribution of debt by company is shown in table 8:

TABLE 8

Distribution of debt by company

	2004	2003
		(%)
IBERDROLA, S.A.	85.0%	79.7%
Mexico	5.4%	5.9%
South America	5.2%	4.5%
Renewable	2.7%	9.0%
APEX and other	1.7%	0.9%
Total	**100%**	**100%**

Debt at the renewable energy business fell significantly after that business´s corporate reorganization in 2003. The reorganization gave IBERDROLA 100% ownership of most of the wind farms.

In line with the company´s policy of minimizing financial risk, currency risk was offset by financing investments in local currency (Brazilian reales, in the case of Brazil) or functional currency (US dollars, in the case of Mexico) in Latin America.

It should also be noted that at December 2004, all forecasted liquidity needs for the next 12 months had been satisfied in advance. The average life of debt also continued to increase, from 3.7 years at December 31, 2003 to 4.3 years at December 31, 2004.

Financial leverage during 2004 is shown in table 9:

TABLE 9

Financial leverage

	2004	2003
		(€ millions)
Shareholders' equity	8,717	8,225
Gross debt	10,800	10,728
Short-term financial investments	125	240
Treasury	106	110
Net debt	10,569	10,378
Leverage	54.8%	55.8%

Working capital

Net working capital totaled € 838 million, a € 411 million decrease from December 2003, as a result of a 305 million decrease in current assets and a € 106 million rise in current liabilities.



TABLE 10

Consolidated profit and loss account*

(€ millions)

	2004	2003	% Variation
SALES	**10,314.5**	**9,488.5**	**8.7**
PROCUREMENTS	**(6,146.2)**	**(5,641.7)**	**8.9**
GROSS MARGIN	**4,168.3**	**3,846.8**	**8.4**
NET OPERATING EXPENSES	**(1,129.8)**	**(1,068.1)**	**5.8**
Net personnel expenses	(636.7)	(645.5)	(1.4)
Net external services	(493.1)	(422.6)	16.7
TAXES	**(180.8)**	**(161.7)**	**11.8**
EBITDA	**2,857.7**	**2,617.0**	**9.2**
AMORTIZATIONS & PROVISIONS	**(838.8)**	**(793.6)**	**5.7**
OPERATING PROFIT	**2,018.9**	**1,823.4**	**10.7**
TOTAL FINANCIAL REVENUES	**210.4**	**218.7**	**(3.8)**
Financial revenues	163.7	150.3	8.9
Capitalized financial expenses	46.7	68.4	(31.7)
TOTAL FINANCIAL EXPENSES	**(600.1)**	**(668.4)**	**(10.2)**
Financial expense - interest	(482.9)	(566.6)	(14.8)
Exchange rate losses	(31.5)	(17.4)	81.0
Pension funds	(29.1)	(18.9)	54.0
Change in provisions for short-term financial investments	(11.9)	(9.6)	24.0
Other financial expenses	(44.7)	(55.9)	(20.0)
COMPANIES CARRIED BY THE EQUITY METHOD	**69.5**	**99.8**	**(30.4)**
Equity in profit/losses	88.5	121.1	(26.9)
Amortization of goodwill	(19.0)	(21.3)	(10.8)
ORDINARY PROFIT	**1,698.7**	**1,473.5**	**15.3**
EXTRAORDINARY RESULTS	**58.9**	**(198.2)**	**N/A**
PRE-TAX PROFIT	**1,757.6**	**1,275.3**	**37.8**
Corporate tax	(534.6)	(207.1)	158.1
Minorities	(12.3)	(7.9)	55.7
NET PROFIT	**1,210.7**	**1,060.3**	**14.2**

(*) Some items have been grouped to facilitate a summary of the information contained in these statements. In addition, the profit and loss statement is presented analiticaly. Detailed information is given in 2004 Legal Information and Additional Information (pages 225 to 228) includes information for the last five fiscal years.

TABLE 11

Balance sheet*

(€ millions)

	2004	2003	Variation
FIXED ASSETS	**21,632**	**19,949**	**1,683**
Tangible and intangible fixed assets	18,961	17,621	1,340
Financial fixed assets	2,671	2,328	343
GOODWILL IN CONSOLIDATION	**324**	**289**	**35**
LONG-TERM ACCOUNTS RECEIVABLES	**88**	**-**	**88**
DEFERRED CHARGES	**175**	**174**	**1**
CURRENT ASSETS	**3,715**	**4,021**	**(306)**
Inventories	1,142	889	253
Accounts receivable	2,225	2,635	(410)
Short-term financial investments	207	337	(130)
Cash	106	110	(4)
Accrual accounts	35	50	(15)
TOTAL ASSETS	**25,934**	**24,433**	**1,501**
SHAREHOLDERS' EQUITY	**8,717**	**8,225**	**492**
Capital stock	2,705	2,705	0
Reserves and conversion differences	5,095	4,717	378
Profit and loss	1,211	1,060	151
Interim dividend	(294)	(257)	(37)
MINORITY INTERESTS	**78**	**81**	**(3)**
CONSOLIDATION DIFFERENCES	**22**	**22**	**-**
MERGER DIFFERENCES	**236**	**244**	**(8)**
DEFERRED REVENUES	**485**	**412**	**73**
PROVISIONS FOR CONTINGENCIES AND EXPENSES	**1,035**	**1,001**	**34**
FINANCIAL DEBT	**10,800**	**10,728**	**72**
OTHER LONG-TERM DEBT LIABILITIES	**757**	**648**	**109**
OTHER CURRENT LIABILITIES	**3,804**	**3,072**	**732**
TOTAL SHAREHOLDERS' EQUITY & LIABILITIES	**25,934**	**24,433**	**1,501**

TABLE 12

Results by business line. FY 2004*

(€ millions)

	Domestic Energy	International	Non-Energy	Corporate Portfolio
Net sales and services	8,514.9	1,356.9	442.7	
Procurements	(4,997.7)	(878.7)	(269.8)	
Gross margin	**3,517.2**	**478.2**	**172.9**	
Net operating expenses	(966.4)	(138.3)	(25.1)	
Net personnel expenses	(570.0)	(48.9)	(18.0)	
Net external services	(396.4)	(89.4)	(7.1)	
Taxes	(173.7)	(4.2)	(3.0)	
EBITDA	**2,377.1**	**335.7**	**144.8**	
Amortization, depreciation & provisions	(731.7)	(104.7)	(2.4)	
EBIT/Operating profit	**1,645.4**	**231.0**	**142.4**	
Financial result	(307.0)	(96.1)	(34.7)	48.1
Companies carried by equity method	(17.0)	10.5	59.7	16.4
Ordinary profit	**1,321.4**	**145.4**	**167.4**	**64.5**
Extraordinary results	46.4	(3.1)	9.6	6.0
Profit before taxes	**1,367.8**	**142.3**	**177.0**	**70.5**
Corporate profit tax and minority int.	(488.3)	(25.3)	(14.4)	(18.9)
Net profit	**879.5**	**117.0**	**162.6**	**51.6**

TABLE 13

Results by business line. FY 2003*

(€ millions)

	Domestic Energy	International	Non-Energy	Corporate Portfolio
Net sales and services	8,109.6	974.5	404.5	
Procurements	(4,770.3)	(611.5)	(259.9)	
Gross margin	3,339.3	363.0	144.6	
Net operating expenses	(945.2)	(112.5)	(10.5)	
Net personnel expenses	(579.4)	(47.0)	(19.2)	
Net external services	(365.8)	(65.5)	8.7	
Taxes	(151.9)	(4.4)	(5.4)	
EBITDA	**2,242.2**	**246.1**	**128.7**	
Amortization, depreciation & provisions	(718.4)	(66.9)	(8.3)	
EBIT/Operating profit	**1,523.8**	**179.2**	**120.4**	
Financial result	(313.3)	(123.7)	(31.0)	18.4
Companies carried by equity method	3.9	(0.3)	63.5	32.6
Ordinary profit	**1,214.4**	**55.2**	**152.9**	**51.0**
Extraordinary results	(256.8)	9.3	(55.8)	105.0
Profit before taxes	**957.6**	**64.5**	**97.1**	**156.0**
Corporate profit tax and minority int.	(171.6)	15.6	(23.7)	(35.3)
Net profit	**786.0**	**80.1**	**73.4**	**120.7**

STOCK MARKET



CHART 10

IBEX-35 during 2004
(Compared with the main European stock indexes)
(%)


20
17.4
10
6.9
7.5
7.4
7.3
0
IBEX-35
EURO STOXX 50
FTSE 100
CAC 40
DAX

The year's events

International markets

Major international stock exchanges consolidated the upward tendency that began in 2003, although two phases may be distinguished in the evolution of indices during the year.

During the first eight months, markets drifted without a defined trend due to the rise in the price of crude oil and an increase in geopolitical risk. This trend reversed during the final months of the year, and the main stock indices resumed their upward trend, driven by favorable macroeconomic data that suggested an improvement in prospects for the international economy and growth in business profits.

The IBEX-35 closed with gains for the second year in a row, climbing 17.4%, ahead of the main European indices (Chart 10).

IBERDROLA on the Stock Exchange

IBERDROLA shares rose 19.3% in 2004, compared with 17.4% for the IBEX-35 and 6.9% for the Euro Stoxx 50. In addition, IBERDROLA shares have been the best performing securities among European electric companies since the implementation of the Strategic Plan, gaining 27.9% compared with -22.5% for the Euro Stoxx 50, 1.7% for the Euro Stoxx Utilities, 12.2% for the electricity index and 8.1% for the IBEX-35 (Chart 11).

IBERDROLA shares rose 19% in 2004, and 28% since the start of the Strategic Plan

Total shareholder return (TSR) in 2004, which includes dividends paid out, rose to 23.6% in 2004, 6.2% above the IBEX-35. Since the start of the Strategic Plan, the TSR of the company accumulated 40.7% as of year-end 2004, compared with the Euro Stoxx Utilities and the Euro Stoxx 50: 1.7% and -22.5%, respectively (Chart 12).

CHART 11

Performance of IBERDROLA* shares compared with Ibex-35, the Electricity Industry, Euro-Stoxx Utilities and Euro Stoxx 50
(Base 100: 12-30-2001)


130
125
120
115
110
105
100
95
90
85
80
75
70
65
60
55
50
Apr.-02
Aug.-02
Dec.-02
Aug.-03
Dec.-03
Apr.-04
Aug.-04
Dec.-04

* Strategic Plan implemented.

CHART 12

Total shareholder return since the beginning of the Strategic Plan
(%)


50
40
30
20
10
0
-10
-20
-30
40.7
8.1
1.7
-22.5
IBERDROLA
IBEX-35
EURO STOXX UTILITIES
EURO STOXX-50

TSR increased 23.6% in 2004, and 40.7% since the implementation of the Strategic Plan

The shares of the Company reached an all-time high of € 18.83



In 2004, IBERDROLA attained an all-time high listed price of € 18.83 per share. The company's market capitalization amounted to € 16,859 million at year's end. The average share trading price during the year was € 16.88.

In addition, as in previous fiscal years, IBERDROLA was one of the most liquid stocks on the Spanish market, with average daily trading volume of 6.4 million shares, resulting in annual turnover of 177% (Table 14).

TABLE 14

IBERDROLA stock exchange data

	2004	2003	2002	2001	2000
Listed shares (no. of shares)	901,549,181	901,549,181	901,549,181	901,549,181	901,549,181
Market capitalization (€ millions)	16,859	14,127	12,036	13,181	12,036
Price (€)					
Highest	18.83	15.98	15.64	17.30	16.13
Lowest	15.15	12.86	11.41	13.01	11.56
Average	16.88	14.76	13.73	15.21	13.67
Closing price	18.7	15.67	13.35	14.62	13.35
Earnings per share (€)	1.34	1.18	1.07	1.00	0.95
Dividend yield (%)	4.3	4.6	4.0	4.1	3.6
Total shareholder return (%)	23.6	22.0	-4.7	13.6	0.7
PER (Times)	14.0	13.3	12.5	14.6	14.1
Total volume traded (shares)	1,598,636,527	1,658,847,723	1,227,726,954	982,160,898	921,420,648
Average daily volume (shares)	6,369,069	6,635,390	4,910,907	3,928,644	3,700,485
Total traded value (€ millions)	26,975.71	24,478.64	16,872.47	14,940.45	12,600.31
Average daily traded value (€ millions)	107.47	97.91	67.49	59.76	50.60
Share capital turnover at year-end (%)	177.3	184.0	136.2	108.9	102.2

Dividends

The policy to compensate shareholders, established in 2003, includes a commitment to increase dividends in line with net profit growth, assuring a minimum annual increase of 5%, as set forth in the Strategic Plan approved by the board of directors in September 2001. In any event, this compensation commitment does not change planned investments or the target for reducing debt so as to keep financial leverage below 50% by the end of the plan's effective period.

The profits obtained by IBERDROLA in 2004 enabled the board of directors to submit for approval by the shareholders at the general shareholders' meeting a proposed gross dividend of € 0.768 per share (Chart 13), up 14.3% over 2003 and 43.5% since the start of the Strategic Plan.

CHART 13

Gross and net dividends

(€)


0.8
0.7
0.6
0.5
0.4
0.3
0.2
0.1
0.
0.44
0.54
0.47
0.58
0.52
0.61
0.57
0.67
0.65
0.77*
2000
2001
2002
2003
2004
Net dividends
Gross dividends

(*) Pending approval by the shareholders at the General Shareholders' Meeting in accordance with the Proposed Allocation of Profiits/Losses.

The proposed dividend is € 0.768 per share, up 14.3% over 2003

IBERDROLA´s dividend return is 4.3% of the listed price at the end of 2003, one of the highest among Spanish listed companies. In addition, the company's earnings per share totaled 1.34 € (Chart 14), up 13.6% on 2003 and 41% since the start of the Strategic Plan.

CHART 14

Earnings per share
(€)



1.4
1.2
1
0.8
0.6
0.4
0.2
0
0.95
1
1.07
1.18
1.34
2000
2001
2002
2003
2004

In January, IBERDROLA paid a gross interim dividend of € 0.326 per share, leaving € 0.442 per share pending payment on account of additional dividend in July 2005. The pay-out ratio (percentage of profits allocated to the payment of dividends) was 57.2%, at levels similar to prior years, a percentage that is expected to be maintained in the coming years (Table 15).

The PER, the ratio between market value and earnings, was 14 times at the end of 2004, reflecting the revaluation potential of IBERDROLA shares on the basis of the evolution of the business and profits.



TABLE 15

Gross and net dividends

	2004	2003	2002	2001	2000
Total dividends (*) (€ million)	692.39	605.75	549.95	520.91	482.41
Interim (January)	293.83	257.32	234.08	217.85	202.93
Additional (July)	398.56	348.43	315.87	303.06	279.49
Dividend paid (*) (€)	0.7680	0.6719	0.6100	0.5778	0.5351
Interim (January)	0.3260	0.2860	0.2600	0.2461	0.2300
Additional (July)	0.4420	0.3859	0.3500	0.3317	0.3051
% over par	25.6	22.4	20.3	19.3	17.8
Pay-out (%)	57.2	57.1	57.1	57.5	56.6

(*) Pending approval by the shareholders at the General Shareholders' Meeting in accordance with the Proposed Allocation of Profits and Losses.

IBERDROLA share structure*

IBERDROLA's shares are represented by book entries. Therefore, the exact interest of shareholders in the share capital is not known.

It is estimated that the stake of foreign institutional investors is about 43% of the share capital, that of Spanish institutions is 27% and that of retail investors covers the remaining 30% (Chart 15).



IBERDROLA Madrid Office

CHART 15

Equity share structure
(%)

Foreign investors: 43%

Domestic investors: 27%

Retail investors: 30%

According to data included in the annual financial statements and the information reported to the National Securities Market Commission and other official agencies, the shareholders with a significant stake in IBERDROLA at December 31, 2004 are shown in table 16.

TABLE 16

IBERDROLA share structure

(%)

	% of share capital
Banco Bilbao Vizcaya Argentaria (*)	8.62%
Bilbao Bizkaia Kutxa	7.50%
Cajas de Ahorros de Castilla y León (**)	2.00%

(*) Total stake of 8.62% and long-term investment of 5.48%.

(**) 6 Savings Associations grouped in the Federación de Cajas de Ahorro de Castilla-León.

(*) Additonal information in the 2004 Annual Corporate Governance Report.

MANAGEMENT OF THE BUSINESS DIVISIONS



GENERATION

IBERDROLA's commitment to updating its electricity generation facilities with cleaner technologies -mainly combined cycle plants and renewable energy- allowed it to reach the end of fiscal year 2004 with a total of 25,237 MW of installed capacity worldwide (+2,449 MW of additional capacity), 11% more than 2003 and 52% more than at the start of the Strategic Plan.

The group's total installed capacity has grown to 25,237 MW, or 11% more than in 2003 and 52% more than at the start of the Strategic Plan

The company has 22,547 MW of capacity in peninsular Spain, an increase of 11.1% over 2003 and 36% over the capacity it had at the start of the Strategic Plan. Specifically, in 2004 the company brought into operation an additional 2,259 MW of capacity in Spain, of which 1,200 MW corresponded to combined cycle plants, 949 MW to renewable energy, and 110 MW to capacity expansions at several generating facilities.

In fiscal year 2004, the consolidated earnings of IBERDROLA's generation business came to € 829.8 million before tax and € 531.8 million after tax. Its contribution to the group's results was 43.9%. Total generation assets amounted to € 7,975 million.

Production equipment

IBERDROLA increased its installed capacity under the ordinary system by more than 1,300 MW to 19,046 MW in 2004, which entails a 7.3% increase over fiscal year 2003. The gain was due to the start of operation of the combined cycle plants of Santurce, with 400 MW of capacity, and Arcos de la Frontera (Cádiz), with 800 MW of capacity (units I and II), and the rest is from capacity expansions at several generators.

Depending upon the various energy sources used, the company's production structure under the ordinary regime in 2004 was as follows: 24%, hydroelectric plants; 14.5%, combined cycle plants; 45.2%, nuclear plants; 4.1%, fuel-oil plants, and 12.2%, coal-fired plants.

System operation

IBERDROLA's investments in generation in recent years have made it possible to enhance the balance and diversification of the company's production structure, which mitigates the impact on its accounts of possible decreased output through the use of some of its technologies.

In fact, the better energy balance under the ordinary system in 2004 was accomplished despite lower rainfall than in 2003, thanks to the contribution of new combined cycle plants, whose output already exceeds that of coal-fired plants.

In 2004, IBERDROLA'S gross output under the ordinary system came to 61,044 million kWh, which represents a 2.1% increase from the previous year. It accounted for a 29.5% share of the total electricity volume generated in peninsular Spain. In addition, energy demand came to 57,381 million kWh, a 2.3% increase over 2003 (Table 17).

TABLE 17

Energy balance under the ordinary system

(Million kWh)

	2004	2003	2004/2003 (%)	% Mainland
Gross production	**61,044**	**59,799**	**2.1**	**29.5**
Gas combined cycle	8,811	4,569	92.8	29.8
Hydroelectric	14,626	20,860	-29.9	48.8
Nuclear	27,580	25,874	6.6	43.7
Fuel oil	2,528	2,437	3.7	32.1
Coal	7,499	6,058	23.8	9.8
Internal use for generation	2,119	1,929	9.8	24.2
Net production	**58,925**	**57,870**	**1.8**	**29.8**
Power used in pumping	1,544	1,798	-14.1	33.8
Energy demand	**57,381**	**56,072**	**2.3**	**29.7**

The six combined cycle plants managed by IBERDROLA in Spain -Castellón (800 MW), Castejón (400 MW), Bahia de Bizkaia de Electricidad (800 MW, IBERDROLA has 25%), Tarragona (400 MW, the Company has 50%), Santurce (400 MW), and Arcos de la Frontera (800 MW)- generated 8,811 million kWh, or a 92.8% increase over the previous year, and accounted for a 30% share of the total electricity volume generated under the ordinary system in peninsular Spain.



Combined cycle plant at Arcos de la Frontera (Cádiz)

IBERDROLA generated almost 49% of the hydroelectric power in mainland Spain under the ordinary system in 2004, contributing a total of 14,626 million kWh, equal to 21% of the company's generation mix in Spain. In addition, the company's hydroelectric facilities turned in an excellent performance, with 78% availability during the year.

The six combined cycle plants of IBERDROLA in Spain produced 8,811 million kWh, up 93% over 2003

Nuclear plants generated 27,580 million kWh, 6.6% more than in 2003. Once again, especially noteworthy was the high availability of the nuclear statoins, which reached an average usage level of 94.1% during the year. The output of the traditional thermal power plants was 10,027 million kWh, 18% more than in the previous year.

During the course of 2004, installed capacity at cogeneration facilities in Spain in which IBERDROLA had an interest reached 423 MW, of which 295 MW were attributable to the company. These facilities generated 2,900 million kWh, of

which 1,965 million kWh correspond to the company, 4.4% more than in 2003.

IBERDROLA's bid for more efficient and environmentally-friendly generation technologies is in tune with the company's commitment to the renewal of the Spanish generation plants, which is indispensable for compliance with the Kyoto Protocol and the EU Emissions Trading Directive and which is in line with the requirements set out in the National Allocation Plan approved by the government.

The National Allocation Plan encourages changes in the energy mix in Spain

On January 21, 2005, the Council of Ministers approved the allocation of emission rights by facility. In accordance with the government's proposal to meet the emissions goal, combined cycle plants would have to produce more than coal-fired plants as early as 2006, and the tendency would become more pronounced in 2007 (Chart 16). Thus, the allocation to combined cycles, one of the main goals under IBERDROLA's Strategic Plan, entails an average 5,250 annual operating hours between 2005 and 2007, while the allocation to coal-fired plants equals 4,950 annual operational hours. In this way, the Company will receive an annual average 12.78 million tons of emission rights during the 2005-2007 period.



Combined cycle plant at Aceca (Toledo)

CHART 16

National Allocation Plan

*Emissions in 2002-2007 (millions of tons)


71.2
46.2
27.9
6.0
2002-2004 Average
2007
Energy Balance 2002-2007 (TWh)
Coal
-35%
Gas
+360%
75.8
76.5
49.1
16.6
2002-2004 Average
2007

(*) Emissions in 2005-2007 according to the Ministry of Industry, Tourism and Trade (Mainland Spain); IBERDROLA's estimates.

IBERDROLA in the wholesale electricity market
The main factors characterizing the operation of the wholesale electricity market in 2004 were growth in demand, which was 3.5% higher than in 2003, low rainfall (0.8 index for IBERDROLA) and the entry into operation of new combined cycle plants (the company already has 2,800 MW in operation).

Prices in the wholesale electricity market had a disparate performance. From January to June 2003, prices were low if we take into account the system costs (record prices for Brent crude oil and gas in international markets), while they recovered appreciably during the second half of the year.

In this scenario, IBERDROLA sold 57,892 million kWh at € 2,208 million, which resulted in an average price of € 38.1/MWh, which was 5.8% higher than the average market price. Thus, the company had a 28.2% share of all energy sold and 29.4% of total revenues (Table 18).

In 2004, the energy sold by IBERDROLA in the markets managed by OMEL was 57,991 million kWh, 27.9% of the total. Transactions in supplemental services markets entailed the acquisition of 99 million kWh, with compensation of € 89 million, which translates into a 34% share. These percentages, which are well above IBERDROLA's overall market share, result from utilizing the efficient generating plants and capitalizing on the opportunities offered by real-time markets.



With regard to the compensation for guaranteed capacity, IBERDROLA collected € 314 million in 2004, or 33% of the total brought in by generation plants in mainland Spain, which shows the significant role the company's hydroelectric facilities play in guaranteeing supply.

With respect to the purchase of energy in the wholesale market for IBERDROLA's customers, the company bought a total 78,806 million kWh. Of these purchases, 47,923 million kWh were allocated to customers under the rate system, 29,827 million to eligible customers, and 1,056 million kWh to exports.

TABLE 18

IBERDROLA in the 2004 Spanish wholesale electricity market

	Energy (million kWh)	IB/System (%)	Revenues (€ millions)	IB/System (%)
Markets	57,991	27.9%	1,805	28.6%
Supplemental services	-99	37%	89	34%
Production market total	**57,892**	**28.2%**	**2,208**	**29.4%**

Energy trading in Europe
In 2004, IBERDROLA handled the purchase and sale of 10,799 million kWh of energy in France, Switzerland, Germany, Austria, Belgium, the Netherlands, Spain and Portugal, transactions worth € 283 million.

The company traded more than 10,700 million kWh as part of its activities in the purchase and sale of energy in Europe

Especially remarkable were the transactions carried out through the electrical interconnections between different countries, which accounted for 34.14% of the energy volume traded by IBERDROLA.

IBERDROLA's presence in the French market is essential to maximize the value of its generating assets in Spain. Thus, the company participated in all of EDF's capacity auctions, acquiring the right to provide up to 362 million kWh for 2004, 2005 and 2006. Also, a total 276 million kWh of electric power was supplied to RTE and to EDF GRD, the managers of the French electricity transmission and distribution network, in order to cover network losses in France.

In addition, IBERDROLA started to participate actively in the French balancing market (managed by RTE) thanks to the flexibility of its electrical power generation plants and its presence in European trading markets. It is the first Spanish company to be present in this market through the Spain-France interconnection.

En 2004, IBERDROLA continued its daily operations in Powernext, a French organized market, in which the total volume traded was 1,260 million kWh. The company is also present in the German (EEX) and Dutch (APX) electricity markets, in which it carried out continued transactions in significant volumes.

IBERDROLA became the leading electricity company in the sale of green energy in Europe

IBERDROLA played a significant part in auctions organized by the companies Nuon and Electrabel, in which it was awarded 87.6 million kWh of generating capacity in the Netherlands for 2005 and 263 million kWh in Belgium for 2004 and 2005. Also, the company signed contracts for the supply of 317 million kWh in Germany and Austria in 2005.

At the end of 2004, IBERDROLA was the leading electricity company in the sale of green energy in Europe. It signed contracts for the sale of 1,489 million kWh, of which 1,230 million kWh comprised sales to energy companies in several European countries. It also started to sell green energy in the United Kingdom.

Start-up and improvement of generating facilities
The investments made by IBERDROLA in the energy business in Spain, primarily in cleaner generation technologies, are making possible the renewal of Spanish production plants. Thus, the company allocated € 594 million to this area, or 36.9% more than in 2003 and 27.2% of total investments in Spain in 2004.



Central dispatch office in Madrid

Particularly important were investments in gas combined cycle plants (€ 460 million) and in hydroelectric production facilities (€ 50 million), an increase of 53.3% and 25%, respectively, compared to fiscal year 2003.

The company allocated € 594 million to generation, 37% more than in 2003

In 2004, IBERDROLA brought into operation two combined cycle plants totaling 1,200 MW: the Santurce plant (400 MW), in Biscay, and the Arcos de la Frontera plant (800 MW), in Cádiz. Over the next few years, the company will continue to develop its program for the construction of combined cycles, which is the largest and most advanced program in the entire Spanish energy industry, and expects to have more than 6,400 MW of managed capacity in 2007, of which at least 5,600 MW will be owned by the company (Table 19).

Thus, in 2005, IBERDROLA will contribute another 1,200 MW of capacity to the Spanish electrical system, corresponding to the plants of Aceca, in Toledo (400 MW) and Arcos de la Frontera (Unit III) (800 MW), which will mean reaching the goals set in the Strategic Plan one year ahead of schedule. During the course of 2006 and 2007, the company expects to have 1,600 MW available: the Escombreras generators, in Cartagena, (800 MW), and Castellón B (another 800 MW).

Investments in hydroelectric facilities primarily went to the Power Plant Reconstruction Project -optimization of 940 MW, corresponding to 10 units at 10 plants- and to the expansion of new capacity at several generating plants.



Graphic simulation of the combined cycle plant at Escombreras (Murcia)

In 2004, IBERDROLA continued with its project for equipment updating at 39 hydroelectric plants, distributed among the Sil, Duero, Tajo and Mediterranean basins, which will make it possible to improve their performance (Table 20). Since the start-up of the project in 2001, the company has carried out improvements for capacity of 3,202 MW.

TABLE 19

Combined cycle facility program

Project	Capacity (MW)	Start of operations
Castellón	**800**	**100% operational**
Castejón	**400**	**100% operational**
BBE (800 MW)	**200 (attributable to IBERDROLA)**	**100% operational**
Tarragona (400 MW)	**200 (attributable to IBERDROLA)**	**100% operational**
Santurce	**400**	**100% operational**
Arcos I & II	**800**	**100% operational**
Aceca	400	2005
Arcos III	800	2005
Escombreras	800	2006
Castellón B	800	2007
Total	**5,600**	

TABLE 20

Hydroelectric facilities included in the project

Sil Basin	Mediterranean Area	Tajo Basin	Duero Basin
Sequeiros (Lugo)	Lucas de Urquijo (Cuenca)	Valdecañas (Cáceres)	Ricobayo I (Zamora)
Conso (Orense)	El Picazo (Cuenca)	Torrejón (Cáceres)	Aldeadávila I and II (Salamanca)
Puente Bibey (Orense)	Cofrentes (Valencia)	Gabriel and Galán (Cáceres)	Villarino I and II (Salamanca)
Santiago Sil (Orense)	Miller (Jaén)	Guijo de Granadilla (Cáceres)	Villalcampo I (Zamora)
Pontenovo (Orense)	Almadenes (Múrcia)	Valdeobispo (Cáceres)	Cernadilla (Zamora)
S. Cristóbal (Orense)	La Muela I (Valencia)	J.M. Oriol (Cáceres)	Saucelle (Salamanca)
Guistolas (Orense)	Quintana (Burgos)	Cedillo (Cáceres)	
Sobradelo (Orense)	Barazar (Vizcaya)	Azután (Toledo)	
San Clodio (Lugo)	Puentelarrá (Álava)		
Santiago Jares (Orense)	Trespaderne (Burgos)		
San Esteban (Orense)	Sobrón (Álava)		
San Pedro (Orense)			
San Martín (Lugo)			

This initiative, which allows for the extension of the plants' useful lives, will entail an investment of € 173 million (contemplated in the investment plans) and will affect plants with a combined capacity of 5,975 MW, which accounts for 68% of the company's installed hydroelectric capacity.

The modernization of the various units will be carried out on an alternating basis through 2010, on a schedule that ensures the productive capacity of the system without causing disruption to the electricity supply. Specifically, IBERDROLA will rebuild the main electro-mechanical equipment installed at the power plants by means of technology improvements and automation. In addition, it will reinforce some equipment and systems by using stronger materials, and minimize environmental impact.

As for cogeneration facilities, IBERDROLA is building waste treatment biomass plants at Fonz and Monzón (Huesca), and Fudepor (Murcia), with capacity of 7.4 MW, 14.8 MW and 14.8 MW, respectively.



Hydroelectric plant at Aldeadávila (Salamanca)

RENEWABLE ENERGY



IBERDROLA secured its position as the world leader in the renewables energy industry in 2004, reaching an operational capacity of 3,206 MW. The goal of this area, which is one of the company´s main growth engines and which constitutes one of the main planks of the Strategic Plan, is to manage 5,500 MW by 2008, of which 4,500 will be in Spain and around 1,000 MW abroad.

IBERDROLA secured its position as the world leader in renewable energy, and plans to manage 5,500 MW by 2008

These goals are supported by IBERDROLA's acquisition of wind farms in Greece, Portugal and Spain, as well as by wind farm developments started in France, Italy and Latin America during the fiscal year. The company's strategy to grow in the renewable energy industry is in line with its commitment to the environment and sustainable development, and also fits with compliance with the Kyoto Protocol and the EU Emissions Trading Directive.

At year´s end, IBERDROLA's renewable energy area posted gross operating income (EBITDA) of € 258.2 million (+38%) and consolidated earnings of € 86 million before taxes and of € 54.9 million after taxes. The contribution of the renewable energy division to the results of the IBERDROLA group was 4.5%. Gross operating assets in this business division came to € 3,137 million, 44% more than in the previous fiscal year.

Spain: IBERDROLA, a driving force for the expansion of renewable energy

In 2004, IBERDROLA confirmed its leadership as a manager of wind farms and a driving force for the expansion of renewable energy in Spain, with wind-powered operational capacity of 2,891.15 MW which, together with the 314.68 MW of mini-hydroelectric plants (Chart 17), added up to a renewable capacity of 3,206 MW, 42% more than in 2003 (Chart 18) and more than six times their capacity at the beginning of the Strategic Plan.

CHART 18

Installed capacity
(MW)


3,206
+42%
2,257
2003
2004

In this regard, the Plan has become a driving force for renewable energy, and the company's impetus has been a key factor in the tripling of Spain's wind power capacity since 2001, to 8,000 MW at the end of 2004.

IBERDROLA became the driving force for the expansion of renewable energy in Spain, with an operational capacity of 3,206 MW, 42% more than in 2003

By the end of 2004, the energy IBERDROLA generated from renewable sources came to 5,413 million kWh -4,846.4 of which were wind-powered and 566.3 of

CHART 17

Installed capacity in renewable energy
(%)

Minihydroelectric: 10%

Wind-power: 90%

CHART 19

Production of renewable energy
(%)

Minihydroelectric: 10.5%

Wind-power: 89.5%

which were minihydro- (Chart 19), which represented a 38% increase from 2003. The figure represents 8% of the company's total output in Spain in 2004.

IBERDROLA invested 811 € million in renewable energy in Spain, accounting for 37% of total investment in Spain. As a result of those investments in Spain, the company boosted its operational capacity by 949 MW, of which 910 MW corresponded to new wind farms in Castilla-La Mancha, Castilla y León, Galicia, Aragón, Murcia and La Rioja. The other 39 MW was provided by various minihydroelectric plants placed online by the company: Santa Eulalia de Tábara (Zamora) and Fontanar I, II and III (Albacete). The annual output of these plants will be approximately 133 GWh.

The total operational capacity acquired by the company from Gamesa came to 329.5 MW in 2004. Specifically, in the first ten mounths of 2004 IBERDROLA bought plants at Chambón (33.15 MW), Capiruza II (42 MW) and Pena da Cruz II (10.20 MW), and brought online the wind farms of Valbonilla III (1 MW), Pedregal II (14 MW) and Capiruza I (24 MW). In addition, capacity was expanded by 1.70 MW at the El Navazo II and Valbonilla II plants.

In addition, in November 2004, the company purchased from Gamesa five wind farms with 218.9 MW of installed capacity, as part of the above-mentioned agreement. It also bought 100% of the Zaragoza company Sistemas Energéticos Fuendetodos, which was the owner of the Fuendetodos I (46 MW) and Fuendetodos II (47.6 MW) wind farms. The company acquired 100% of the company Sistemas



Wind farm at Meda (Orense)

Energéticos Entredicho, owner of the wind farm of the same name (36 MW), and 100% of the company Sistemas Energéticos Goia Peñote, a developer of a 40 MW wind farm. Finally, it bought the company Serra de Meira, which is developing a facility with 49.3 MW of capacity (34 MW in operation in 2004).

Promotion and construction of new facilities
IBERDROLA continued its activities in the development and construction of new wind power and minihydroelectric facilities. At the end of 2004, the company had 149.35 MW of capacity under construction, and development rights it considered to be firm at 585.56 MW.

Among the remarkable events in 2004 was the execution of agreements by Biovent -a company in which IBERDROLA has an 85% interest- for the promotion of wind farms in the Autonomous

Community of Castilla y León and the progress made in the construction of the minihydroelectric plant of Piarrejas (La Rioja) (1.18 MW), which will come online in the spring of 2005. In the area of thermoelectric solar energy, the company started several 50 MW projects, in which the overall investment is expected to be € 200 million.

During the course of 2004, IBERDROLA, OPT (Ocean Power Technologies), Sodercan (*Sociedad para el Desarrollo de Cantabria*) and IDAE (*Instituto para la Diversificación y el Ahorro Energético*) formed a joint venture for the development of the first European wave-energy plant, to be located in Santoña (Cantabria). The goal is to install plants with these characteristics along the Cantabrian coast, for a combined output of 100 MW.

International expansion: entry into the wind power markets of Greece and Portugal and promotions in France, Italy and Latin America
During 2004, IBERDROLA boosted its international activity in the renewable energy industry with the purchase of wind farms in Greece and Portugal and developments launched in France, Italy and Latin America.

IBERDROLA boosted its international activity with the purchase of wind farms in Greece and Portugal and with promotions in France, Italy and Latin America

IBERDROLA entered the Portuguese wind-power market in April 2004, after purchasing from Gamesa the Catefica (Lisbon) wind farm, with 18 MW of capacity. In addition, the company reached a new agreement with Gamesa in November for the acquisition of 250 MW of installed capacity in wind farms in Portugal, which will come online before 2007, and the joint development of this kind of facility within the country, which includes all the promotions carried out by both companies as well as those carried out by Aeolia, a Portuguese company formed by the company in September, together with the Portuguese companies Alberto Mezquita and Visabeira.

At the end of 2004, IBERDROLA became the strategic partner of the largest wind power producer in Greece, following an agreement for the purchase of 49.9% of the company Rokas, which has more than 400 MW of capacity, of which 188.5 MW are already in operation, and the aim is to reach 600 MW in the next few years.

Moreover, the acquisition of a stake in Rokas makes Greece one of the important markets for the development of IBERDROLA's objectives in the area of renewable energy. Greece offers great potential in this business, because it has only 409 wind-powered MW in operation, of the 2,000 MW it has established as a target for 2010. The government's willingness to foster growth of this energy through the enactment of appropriate legislation also stands out.

The company became the strategic partner of the largest wind power producer in Greece, through the acquisition of a 49.9% stake in the company Rokas



Wind farm at Patriarchis, Ropodi, Thrace (Greece)

Also, in 2004, IBERDROLA examined new business opportunities in Europe and Latin America that will enable it to maintain its position at the top of the world wind power market in coming years. In France, it signed an agreement with an international developer for the development and construction of several wind farms, of which 32 MW are scheduled to come online in 2005 and an additional 100 MW in the period 2006-2007. The agreementalso foresees the development of 100 MW in Italy over the next few years.

In Latin America, the company started negotiations for its entry into the wind power market. It plans to build a 100 MW wind farm in the Mexican state of Oaxaca, and construction of the Rio do Fogo wind farm (50 MW) in the Brazilian state of Rio Grande do Norte is already being planned.

DISTRIBUTION



IBERDROLA's customer-driven efforts paid off again in 2004. It reached a historical level in quality of supply in Spain, which was less than two hours for the first time, upon recording an Installed Capacity Equivalent Interrupt Time (ICEIT) of 1.87 hours, 14% less than in 2003. It achieved these results thanks to the excellent maintenance tasks carried out by an expert and efficient team and to the investment program included in the company's Network Plan, which enabled it to bring into service new infrastructure and modernize existing sites.

IBERDROLA has reached the goals set in the Network Plan a year ahead of schedule, afterit installed 120 substations and 9,800 new transformer centers and laid 10,000 kilometers of new lines

IBERDROLA has reached the goals set in the Network Plan, which focuses on the expansion of the supply network infrastructure and the maximization of supply quality, a year ahead of schedule.

Since the start of the Plan, the company has installed 120 substations (37 new and 83 major expansions) and 9,800 new transformer centers and has laid 10,000 km of new high-, medium- and low-voltage lines.

In line with its policy of commitment to customers, IBERDROLA will allocate € 2,200 million to this business line during the 2004-2008 period in order to maintain a significant position in service quality in Spain.

In fiscal year 2004, IBERDROLA's distribution business division had consolidated pre-tax earnings of € 476.9 million and after-tax earnings of € 331.8 million. This area contributed 27.4% to the IBERDROLA group's results. Total distribution assets came to € 5,281 million.

Transmission and distribution network

IBERDROLA's transmission and distribution network in Spain runs across 14 Autonomous Communities and 32 provinces, covering a surface area of 190,000 square meters and serving a population of more than 15 million people.

The network is equipped with more than 17,900 kilometers of high-voltage lines and around 198,200 kilometers of medium- and low-voltage lines. In addition, the company has 835 transformer substations and more than 72,000 transformer centers.

Supply quality

IBERDROLA improved its supply quality yet another year, by bringing its ICEIT (Installed Capacity Equivalent Interrupt Time) to 1.87 hours/year (Chart 20), a 14% improvement compared with the 2.17 hours/year the previous year, despite a 5.1% rise in demand in 2004. This figure means that availability stands at 99.98%. The company achieved general improvements in almost all Autonomous Communities, of which the following were particularly noteworthy: Extremadura (28%), Madrid (24%), Murcia (23%), Castilla y León (22%), and the Basque Country (14%).

The company reached a record level of supply quality in Spain, falling to less than two hours for the first time

Moreover, in 2004, the company handled both a sharp increase in usage and two demand peaks recorded in March (15,276 MWh) and June (14,749 MWh), with no significant disruptions.

CHART 20

Demand and service quality in 2004


+14%
ICEIT 1.87
Hours/year
+5.1%
Demand
Service quality


Substation at Fadura, Getxo (Basque Country)

Expansion and improvement of facilities
In 2004, IBERDROLA devoted remarkable efforts to the expansion and improvement of its facilities. Thus, investments in distribution in Spain amounted to € 451 million, which accounted for 20.6% of the company's total investments in Spain.

Investments in 2004 were allocated to transformer substations, which made it possible to increase capacity at the various transformation levels up to the installation of an additional +1.000 MVA on the grid. In addition, the company laid 2,787 kilometers of new transmission lines, and installed 2,443 new transformer centers (Table 21).

In 2004, the main expansions of capacity in substations were carried out in the Autonomous Communities of Castilla-La Mancha, La Rioja, Valencia and the Basque Country. Also, new transformer substations were installed at Castilla y León, Extremadura, Madrid, Murcia, Navarra, Valencia and the Basque Country. The installed capacity at transformer centers came to 1,625 MVA.

TABLE 21

Transmission, transformer and distribution facilities brought online in 2004

Facilities	Total
High-and very high-voltage lines (km)	**49**
Medium-and low-voltage lines (km)	**2,738**
Overhead medium-voltage	349
Underground medium-voltage	1,136
Overhead low-voltage	417
Underground low-voltage	836
Installed capacity at transformer substations (MVA)	**1,123**
Transformer centers (No.)	**2,443**
Installed capacity at transformer centers (MVA)	**1,625**
Installed reactive capacity (MVAr)	**478**

Among these projects, especially worthy of note is the completion of the dual-line conversion program at the VHV (Very High Voltage) network in the Levante area, with work having been performed on the Teulada-Jávea and San Vicente-Jijona lines in Alicante, and Fausita–Hoya Morena in Murcia, making it possible to double their transmission capacity and to improve system reliability in the supply of power to the Costa Blanca region.

Distributed energy

At the end of 2004, IBERDROLA had more than 9.6 million customers in Spain, 900,000 more than at the beginning of the Strategic Plan, to whom it supplied 92,184 million kWh, 5.1% more than in 2003 (Chart 21). The supply represented a 32% increase since the start of the Plan.

CHART 21

Performance in the energy volume distributed by IBERDROLA

(Million kWh)


92,184
+5.1%
87,694
2003
2004

TABLE 22

Energy distributed in IBERDROLA's market, by sector*

Million kWh

Sector		2004	2003	% Growth
Residential	Household use	24,552	23,059	6.47
	Total	**24,552**	**23,059**	**6.47**
Industrial	Agric., stock raising, forestry, hunting, fishing	2,793	2,923	(4.43)
	Steel and foundry	8,030	7,258	10.64
	Cement, limestone and plaster and construction materials	4,467	4,380	1.99
	Chemical and petrochemical	2,380	2,298	3.53
	Metal transf. and machinery	3,559	3,414	4.26
	Food, beverages and tobacco	3,767	3,622	4.02
	Pulp, paper, cardboard, paperwork	1,752	1,761	(0.54)
	Rubber industry, plastic and other non-specified materials	2,953	2,853	3.50
	Other industries	9,282	9,052	2.54
	Total	**38,983**	**37,561**	**3.79**
Services	Catering	3,991	3,808	4.80
	Trade and services	12,918	11,887	8.67
	Administration and other services	7,572	7,228	4.77
	Other services	3,163	2,998	5.50
	Total	**27,644**	**25,921**	**6.65**
Other	Non-specified	1,005	1,153	(12.84)
	Total	**1,005**	**1,153**	**(12.84)**
Total		**92,184**	**87,694**	**5.12**

(*) Including Eléctrica Conquense

IBERDROLA's more than 9.6 million customers consumed 92,184 million kWh, 5.1% more than in 2003

In addition, the energy supplied by the company in 2004 earned it a share of almost 40% of the total mainland market. Among especially noteworthy sectors of activity were the residential and services sectors, with an increase of 6.5% and 6.7%, respectively (Table 22). As for the Autonomous Communities, performance was best in the Basque Country, La Rioja, Castilla y León, Valencia and Madrid, with an increase of 7.1%, 5.8%, 5.1%, 4.8% and 4.8%, respectively (Table 23).



TABLE 23

Energy supplied in IBERDROLA's market, by autonomous community*

Million kWh

Autonomous Community	2004	2003	% Growth
Valencia	24,635	23,522	4.73
Basque Country	18,772	17,516	7.17
Madrid	17,994	17,174	4.77
Castilla y León	10,175	9,679	5.12
Murcia	6,728	6,534	2.96
Castilla-La Mancha	5,308	5,097	4.14
Navarra	4,451	4,253	4.65
Extremadura	1,930	1,836	5.11
La Rioja	1,620	1,532	5.76
Cantabria	136	127	7.10
Cataluña	273	285	(4.21)
Asturias	142	135	5.40
Galicia	17.6	1.9	899.31
Aragón	1.5	1.4	20.71
Other	0.9	0.7	52.18
Total	**92,184**	**87,694**	**5.12**

(*) Including Eléctrica Conquense

SUPPLY



IBERDROLA in 2004 boosted its presence in deregulated markets, which account for 36% of total energy sales in Spain, as compared to 64% of sales coming from the regulated market. The increase enabled the Company to consolidate its leadership in the deregulated electricity market, with a share of more than 38%, and position itself as the second-largest seller of natural gas, with a 10.8% share of the deregulated market.

These significant results reflect IBERDROLA's strong focus on its customers and underline the goals set out in the Commercial Plan included within the company's Strategic Plan, whose targets include extending the business to all autonomous communities and maximizing the number of clients served.

Deregulated electricity and gas market
At year's end, IBERDROLA had more than 520,000 customers in the deregulated electricity market, 10 times more than in 2003, consolidating its leadership in the supply business, with a 38.1% share (Chart 22) and sales of 30,000 million kWh, up 14.5% over the previous year.

CHART 22

Share of the deregulated electricity market in 2004
(%)

IBERDROLA: 38.1%	
Others	

Also, IBERDROLA consolidated its position as the second-largest seller of gas in Spain, building up a 10.8% share of the deregulated market in 2004, up 260 b.p. over the previous year. This percentage includes both gas provided to customers and gas used by the company's combined cycle plants.

IBERDROLA consolidated its leadership in the deregulated electricity market and confirmed its position as the second-largest seller of natural gas in Spain

In 2004, the company also consolidated its leadership in the sale of green energy in Spain, with 52,900 contracts with household consumers and 1,100 with businesses and official agencies. This initiative, which is a pioneering one in Spain, consists of the sale of electricity obtained from 100% renewable sources of energy, i.e., free of CO_2 emissions and greenhouse gases, as set out in EU Directive 2001/77/CE, of September 27, 2001. *Energía Verde Iberdrola* (Iberdrola Green Energy) has been certified by the association RECS International, which is represented in Spain by REE, and by the external entity Bureau Veritas Quality International.

The sales of electricity and gas, as well as of other energy products and services, brought IBERDROLA's sales in the deregulated market to more than € 2,500 million in 2004, up 31% over the prior year (Chart 23).

CHART 23

IBERDROLA's sales in the deregulated energy market
(€ millions)


2,500
2,000
1,500
1,000
500
0
34.34
537.29
944.83
1,205.38
1,377.21
1,916.29
2,504.18
1998
1999
2000
2001
2002
2003
2004

In addition, IBERDROLA raised its presence in Portugal, where it has more than 350 supply contracts to serve 842 Portuguese industrial customers, representing annual consumption of 966 million kWh and a share of almost 10% of the deregulated market.

In 2004,as part of the process of deregulation in the French gas market, IBERDROLA was awarded 330,000 MWh at an auction organized by Gaz du Sud Ouest (GSO), a subsidiary of TotalFina Elf. The company will start to sell gas to large customers in south-western France in 2005.

Products and services
Within the framework of its strategy of total focus on customers, IBERDROLA offers them products and services tailored to their needs. In 2004, sales of non-energy products and services to household customers and businesses rose 126% compared with the previous year.

IBERDROLA kept its leading position in the sale of green energy and launched a multi-product/multi-service campaign

Especially noteworthy is the launch of the multi-product/multi-service campaign, which IBERDROLA implemented last year in order to offer all of its Spanish customers fixed telephone services, Internet services (ADSL or PLC), home security, heating, air conditioning, and payment protection plans, as well as natural gas and electricity. In this area, there was an increase in the sale of Power Line Communications (PLC) technology, which consists of access to the Internet through the electrical grid. The Company holds a pioneering position in this market and has deployed its network in Madrid and Valencia, where coverage is already provided to more than 70,000 customers.



IBERDROLA's multi-product campaign

In addition, IBERDROLA offers to sell businesses a number of products and services, including: infrastructure installation and maintenance, voice and data transmission, advice on and management of environmental contracts or audits, among other services.

Lines of communication with customers
As part of this strategy to focus on customer care and service, IBERDROLA offers several lines of communication. The company has 60 commercial agencies and 52 customer service points, where customers can complete all sorts of commercial paperwork. In addition, the company has stores in Madrid and Bilbao, using the concept La tienda de soluciones para tu vida (The store with solutions for your life), which is an innovating marketing and customer-service concept in the industry.



IBERDROLA's store *"Solutions for your life"* - Seville

During 2004, IBERDROLA answered more than seven million calls on the Customer Service Telephone Line (901 20 20 20). About 31% of commercial matters were handled using this service.

The company has 60 commercial agencies and 52 customer service points

The Web site, *www.iberdrola.com*, which provides customers with information and the opportunity to handle many matters through its virtual office, recorded more than 600,000 individual users in 2004 and a 29% increase in the number of sessions, while the Virtual Customer Office had 92,000 users.

A unique and differentiated brand

According to a poll carried out by Tracking GFK Group in 2004, IBERDROLA was the best-known electric power company among Spain´s inhabitants, with a brand awareness rate of 69.1% (spontaneous + suggested).

IBERDROLA was the best-known electric power company among the Spanish population

In addition, IBERDROLA was perceived by consumers as the brand that best responds to the values of trust and accessibility, and to the attributes of leadership and dynamism. The poll also indicates that the company had the best score among electricity companies in connection with consumers' appraisal of the quality of the products it sells.

Gas supply and infrastructure

In 2004, oil and natural gas prices reached peaks in North America and Asia. However, the flexibility of IBERDROLA's gas contracts allowed it to have the required volumes for fuel consumption at the combined cycle plants and for supply to end customers at all times.

IBERDROLA confirmed its position as the second-largest Spanish company in terms of investment in large gas infrastructure projects

In July, IBERDROLA reached an agreement with the Algerian state-owned company Sonatrach for the purchase and sale of 1 bcm (1,000 million cubic meters) of natural gas per year starting in 2008 and over the long term, to be supplied through the new Medgaz underwater gas pipeline, which will directly link Algeria and Spain.

Thus, at year-end 2004, IBERDROLA had a supply base of 15.6 bcm per annum, 6.7 bcma of which cover its supply needs in Spain and 8.9 bcma of which cover its supply needs in Mexico and Brazil.

During 2004, the company received 107 shipments of liquefied natural gas (LNG). About 66% of the gas supplied to IBERDROLA came from Algeria. Qatar provided 27%; 6% came from Nigeria, and the remaining 1% came from Oman.

In 2004, IBERDROLA cemented its position as the top Spanish company (after Enagas) in investment in large gas infrastructure projects, with the aim of reinforcing the guarantee of gas supply to its customers and combined cycle plants. The investments, in varying percentages, have gone to the regasification and liquefied natural gas (LNG) storage plants at Bahía de Bizkaia Gas (Bilbao), in which the Company has a 25% interest and which have run at full capacity since the end of 2003, and at Sagunto (Valencia), in which it has a 30% interest and which will come online at the end of 2005. Added to this is the projected Algeria-Spain gas pipeline, being developed by Medgaz (12% owned by the company), as well as several gas transportation pipelines that will supply the company's combined cycle plants at various integrated sections of the National Gas Pipeline Network.

INTERNATIONAL



IBERDROLA's international division, one of its main growth engines in 2004, continued to focus on Latin America, primarily in Mexico and Brazil, although it also does business in Guatemala, Bolivia and Chile. In all, the company manages more than 30 companies, whose equity value (the shareholdings attributable to the company) is € 1,328 million, with assets amounting to € 3,362 million and revenue of € 1,357 million.

IBERDROLA's international division, one of the group´s main growth engines, accounted for 11% of operating profit and 9.7% of net profit

The international division's growing contribution was especially noteworthy in 2004: 11.4% of operating profit and 9.7% of net profit. Specifically, Mexico-Guatemala consolidated its position as the region contributing the largest percentage of international sales (64.5%), thanks to the operational start-up of the Altamira III and IV combined cycle plant (1,036 MW). Also significant was the increase in sales in Brazil (35.5%), as a result of the start-up of the Termopernambuco combined cycle plant (520 MW) and the increase in demand and prices.

IBERDROLA invested € 378 million in the international division in 2004, which accounted for 14% of total group investment. In order to consolidate its Latin American growth strategy, based upon reliability, solidity and risk-control standards, the Company expects to invest a total € 2,300 million in the 2004-2008 period.

Mexico: consolidation as the leading private company in electricity generation

In 2004, IBERDROLA confirmed its position as the top private company in electricity generation in Mexico and achieved the goals set out in its Strategic Plan, with almost 5,000 MW of contracted capacity, approximately 4,293 MW of which will be used to provide electric power to the *Comisión Federal de Electricidad (CFE)*, while 657 MW will serve a number of important industrial customers in Mexico.

IBERDROLA consolidated its position as the leading private company in electricity generation in Mexico, with almost 5,000 MW of contracted capacity

IBERDROLA in July was awarded the construction and operation of the combined cycle plant at Tamazunchale (San Luis Potosí) (1,135 MW), which will involve an investment of 500 million dollars through 2007, when it is scheduled to start commercial operation.



Combined cycle plant at Monterrey (Mexico)

In Mexico, IBERDROLA has almost 2,200 MW of operational capacity, at the combined cycle plants at Monterrey (1,000 MW), Altamira III and IV (1,036 MW)

and the cogeneration plants of Enertek (Tamaulipas) (120 MW) and Femsa-Titán (Monterrey) (37 MW). The output of its combined cycle plants in this country came to 14,091 million kWh in 2004, up 87.2% over year-end 2003.


Electricity Generation
Mexico: Enertek
Monterrey
Femsa-Titán
Altamira III, IV
La Laguna
Altamira V
Tamazunchales
Mexico
Guatemala
Electricity supply
Guatemala: EEGSA

In addition, IBERDROLA is building another two combined cycle plants in Mexico: La Laguna II (Durango) (500 MW), which will come online in April 2005, and Altamira V (Tamaulipas) (1,121 MW), which will become operational in November 2006 (Table 24).

Brazil: the leading electricity supply company in the north-east of the country

IBERDROLA is the leading electricity supply company in the north-east of Brazil, thanks to the interest it holds, through Neoenergia (the new name of Consorcio Guaraniana) in the companies Coelba (Companhia de Electricidade do Estado da Bahía), Celpe (Companhia Energética de Pernambuco) and Cosern (Companhia Energética do Río Grande do Norte).

IBERDROLA is the leader in electricity supply in northeast Brazil, with a 58% share of the regional market and a 7% share of the national market

In 2004, these companies supplied 21,654 million kWh (+8.2%) to almost seven million customers, or a 58% share of the regional market and a 7% share of the national market. The three companies had combined sales of € 462 million. They have made remarkable improvements in quality of service since they were privatized, with an average quality increase of almost 50%.

At year-end 2004, IBERDROLA had almost 400 MW of installed capacity in Brazil, corresponding to the combined cycle plant at Termopernambuco (520 MW, 190 MW of which are attributable to the Company) and the hydroelectric plant at Itapebí (450 MW, 183 MW of which are attributable to the Company).

TABLE 24

IBERDROLA's projects in Mexico

Name	Type	Capacity MW	IBERDROLA's %	Customers	Location	Status
Enertek	Cogeneration	120	100	Industrial	Tamaulipas	Operational
Monterrey	Combined cycle	1,000	100	CFE/Industrial	Nuevo León	Operational
Femsa-Titán	Cogeneration	37	100	Femsa-Titán	Nuevo León	Operational
Altamira III, IV	Combined cycle	1,036	100	CFE	Tamaulipas	Operational
La Laguna II	Combined cycle	500	100	CFE	Durango	Construction
Altamira V	Combined cycle	1,121	100	CFE	Tamaulipas	Construction
Tamazunchale	Combined cycle	1,135	100	CFE	San Luis Potosí	Construction

The total output attributable to the Company from both plants came to 1,424 million kWh: 969 million kWh at Itapebí and 455 million kWh at Termopernambuco.


Combined cycle plant at Termopernambuco (Brazil)

Electricity generation
Brazil: Itapebi, Termopernambuco
Chile: Peuchén, Mampil

Electricity supply
Brazil: Coelba, Cosern, Celpe
Bolivia: Electropaz, Elfeo

Water supply
Chile: Essal

Brazil
Bolivia
Chile

In the water industry, the affiliate Empresa de Servicios Sanitarios de los Lagos (Essal) increased its income by 9% in 2004 and brought eight new plants online, covering 90% of the water treated.

Other businesses in Latin America:

Guatemala
IBERDROLA operates in electricity supply through its subsidiary Empresa Eléctrica de Guatemala, S.A. (EEGSA), the leading company in this area in Guatemala. During 2004, the company sold 3,255 million kWh to more than 750,000 customers, giving it a 62% share of the market.

Bolivia
IBERDROLA is the leading company in electricity supply in Bolivia. In 2004, the group´s two supply companies, Electropaz and Elfeo (of which IBERDROLA controls 56.76% and 58.85%, respectively) provided 1,194 million kWh (+5.6%) to 395,000 customers, accounting for almost 40% of the energy supplied in Bolivia.

Chile
IBERDROLA generates electricity through its subsidiary Iberoamericana de Energía (Ibener). In 2004, its two hydroelectric plants, Peuchén (75 MW) and Mampil (49 MW) generated 436 million kWh and posted sales of 15 million dollars.


Hydroelectric plant at Itapebí (Brazil)

NON-ENERGY BUSINESSES



IBERINCO

The year 2004 was key to the growing business of IBERDROLA Ingeniería y Consultoría (IBERINCO), which recorded sales of € 332.5 million, a 31.8% increase from the previous year (Chart 24). IBERINCO, the leader in electrical facilities engineering in Spain, posted net profit of € 21.7 million, up 35.6% over year-end 2003.

CHART 24

IBERINCO's sales
(€ millions)



332.5
+31.8%
252.25
2003
2004

In 2004, the IBERDROLA Ingeniería y Consultoría subsidiary furthered the growth of its business both within and outside of the Group, and consolidated its international expansion. In line with the strategic goal of bringing the company into the international arena, IBERINCO already has offices in Mexico City, Moscow and Qatar.

IBERINCO's sales and net profit rose by 31.8% and 35.6%, respectively

Among the most significant contracts signed in 2004, especially noteworthy are the awards by Mexico's *Comisión Federal de Electricidad (CFE)* to construct electrical infrastructure in the north of the country and the Altamira V combined cycle plant, for an aggregate amount of more than 100 million dollars; the installation of a remote control system for the Peruvian company SEAL; the modernization of the electricity supply network in six regions in Tunisia, and the improvement of the electrical network at Fieri (Albania).



Wind farm at Serro (Soria)

In Spain, the most significant turnkey projects carried out by IBERINCO were: two wind farms of 89 MW at Albacete and Cuenca; the base of the hydroelectric plant at Itoiz (Navarra); the project for the modernization of the hydroelectric plant at Silvón for Viesgo Generación, and the construction of a solar facility at Navarra. IBERINCO was also in charge of the construction of 12 wind farms, the enlargement of another two, and a minihydroelectric plant for IBERDROLA's renewable energy division.

In the area of combined cycle generation, the IBERDROLA subsidiary won a contract to build Tamazunchale (1,135 MW), in Mexico, and started work at Escombreras (800 MW), in Cartagena and at Altamira V (1,121 MW), also in Mexico. The plants at Santurce (400 MW) and Arcos I and II (800 MW) came into commercial operation this year, and projects at Aceca (400 MW), Arcos III (800 MW), La Laguna (520 MW) and Altamira V (1,121 MW) (the latter two in Mexico) continued under development, all of them meeting their construction schedules.

In supply, IBERINCO brought online 1,235 MVA of transformation capacity, 11 new substations and 13 new facilities of 220 kV, and carried out 45 expansions of existing facilities. In Mexico, the La Laguna substation and others came into service for the *Comisión Federal de Electricidad (CFE).* In addition, it started construction of the 400 kV substations for Altamira V and Tamazunchale, two combined cycle plants that IBERDROLA is building.

APEX INMOBILIARIA

APEX, the real estate division of the IBERDROLA Group, posted net income of € 93 million in 2004, which represents a 7.7% increase over the previous year and confirms the uninterrupted growth of the company in recent fiscal years (Chart 25).

Apex Inmobiliaria's net profit climbed 7.7%, to € 93 million


Headquarters of APEX Inmobiliaria (Madrid)

Pretax earnings came to € 138.4 million, up 9.6%, while the real estate division's operating profit rose by 12.6% to € 142.6 million; sales climbed 8.8% to 401.1 million.

CHART 25

Net profit of Apex
(€ millions)

2001	2002	2003	2004
54.13	81.51	86.41	93.06


Jardín de Clavero (Málaga)

At the end of 2004, the real estate division´s assets were worth € 1,481 million. With equity of € 561.8 million, following approval of the distribution of € 50 million in interim dividends, and an average pretax return on equity of 25.61%, the company has cemented its position as one of the leading real estate companies in Spain.

Approved investments in real estate made by IBERDROLA's real estate division amounted to € 476 million in 2004. In addition, APEX Inmobiliaria ended fiscal year 2004 with 21 residential developments under construction, for a total of 2,164 housing units, and 16 residential developments under management, which comprise another 1,491 housing units.

CORPORACIÓN IBV

Corporación IBV, a venture in which IBERDROLA and BBVA each hold a 50% stake, posted net earnings of € 186.88 million in 2004, an increase of 39% from a year earlier.



Wind farm at Sierra de la Oliva (Albacete)

Corporación IBV´s net profit soared by 39% in 2004 from 2003, to € 186.88 million

In December, Corporación IBV sold 6% of Gamesa's share capital to IBERDROLA at a price of € 10.16 per share. Following the sale, Corporación IBV´s stake was 25.8%, while IBERDROLA owned 18.89% through IBV and 6% directly.


2004 Sustainability Report


Environmental Report

INTRODUCTION



The annual publication of the company's Environmental Report, which has been produced since 1996, is one of the symbols of IBERDROLA's commitment to environmental protection.

The following environmental information describes the evolution of management in this field during fiscal year 2004. As in the previous fiscal year, this information is part of the Sustainability Report, whose objective is to provide consistent information about the management of the economic, environmental, and social dimensions at IBERDROLA, in accordance with the best international practices.

This environmental information relates to the activities of IBERDROLA and its affiliated companies in the electricity industry[1] in Spain, and also to the company's international activities that are most significant in terms of their effect on the environment, including electricity distribution in Brazil (through COELBA, COSERN and CELPE) and electricity production in Mexico. It also provides information about noteworthy activities at Electropaz (Bolivia), ESSAL (Chile) y EEGSA (Guatemala).

This report has been published in order to meet the informational expectations of the various groups that have an interest in the company's environmental management.

The channels employed to connect with the expectations of these interest groups include the environmental suggestion e-box (*medioambiente@iberdrola.es*), which is available on IBERDROLA's extranets and intranets, the corresponding questionnaires, and the surveys aimed at various social groups. Special attention has been given to the evaluation and qualification of the company's environmental management by third parties, including those who analyze sustainable or socially responsible investment.

Informational transparency and communication with interest groups are two of the essential elements of the new environmental policy

The analysis of the perceptions and expectations of these groups is the principal element taken into consideration in the creation of the structure and content of the company's environmental publications. Accordingly, environmental information enjoys a greater presence in this report, with the inclusion of the most relevant environmental data and facts in the corresponding section of the Activities Report. This reflects the company's new Environmental Policy, as approved in June of 2004, which has expanded its coverage to include sections on climate-change and biodiversity. Last, the evolution of the principal indicators over the last several years has been collected; use of the integrated indicators has been expanded; and references to mean values for the principal indicators in the European Union and in Spain have been facilitated.

To ensure the quality and accuracy of the information provided, the design, preparation, and distribution of the Environmental Report has been certified in accordance with the Spanish UNE-EN-ISO 9001:2000 standard governing Quality Management Systems.

[1] IBERDROLA's presence in the gas industry focuses mainly on sales. This presence does not generate significant environmental impacts.

PRINCIPAL EFFECTS OF THE ACTIVITY



Electricity allows hospitals, schools, and businesses to function, and enables the lighting and air-conditioning of homes, workplaces, and public places. It is essential for the preservation of food and the provision of running water, and for the waste-water system. It is also necessary for the maintenance of road and highway travel, railroads, and airlines, as well as for the operation of global communication systems. From this viewpoint, it can be considered vital to the development of society as a whole, and is a fundamental tool for addressing the principal social challenges on the road toward sustainable development.

Electricity is essential for addressing the principal challenges of sustainable development

Like any other human activity, the activities necessary for generating, transmitting, and distributing electricity have certain effects on the environment. These effects are controlled and minimized through the implementation of preventive and corrective measures, as described in the following section. Furthermore, the product that is sold and provided to users is unique in that it does not generate wastes of any kind.

The most significant effects of the activities involved in the production, transmission, and distribution of electricity are described below.

Resource consumption

The most characteristic aspect of the activity is the consumption of fuel. Water is also consumed -primarily for the cooling of the thermal power plants- as is energy, most of which is consumed during the operation of the auxiliary equipment of the power plants.

Atmosphere

The combustion of coal, oil, or gas in thermal power plants generates atmospheric emissions of carbon dioxide (CO_2), sulfur dioxide (SO_2), oxides of nitrogen (NO_X), particulate matter, and other gases. Carbon-dioxide emissions contribute to the greenhouse effect, and sulfur-dioxide emissions contribute to acid rain.

Water

In addition to consuming water, thermal power plants heat part of the harnessed water, which is returned to the environment. These plants also produce certain effluents as a result of their cleaning processes.

Wastes

Wastes, especially slag and ashes, are generated during the production process in thermal power plants through the combustion of coal and the use of nuclear fuel. The production and distribution facilities also produce wastes as a result of cleaning activities, maintenance work and activities, etc.

Land use and biodiversity

Electrical facilities occupy land and affect its characteristics.

In terms of biodiversity, the effects occur during both the construction and the operation of new infrastructures. The effects of electrical power lines on natural areas, birds, and plant life are described in greater detail below.

Hydroelectric reservoirs provide reserves of water - a renewable resource - and energy for use in a regulated manner in hydroelectric power plants. Furthermore, the reservoirs, as artificial bodies of water, interact in different ways with the environment, generally as a function of their size, area, and location. The most significant

modifications consist of the *conversion* from a flowing-water system (in the form of the original riverbed) to a system of slow or semilacustrine bodies of water, and the creation of sheets of water of varying size, similar to the natural lakes of Central Europe.



The most significant effect of hydroelectric reservoirs on biodiversity is the change in the natural flow rates of river water below the non-flowing reservoirs, through the operational adjustments of turbine activity to meet the electricity demand curve. Consequently, there are changes in the hourly, daily, and seasonal flow rates, whose effects may be positive or negative. Moreover, during floods, the reservoirs provide a lamination capacity, thereby reducing the maximum flow rates and their most negative effects.

Noise and electrical and magnetic fields
Noise is generated during the construction, operation, and maintenance of facilities for the production, distribution, and transformation of electrical power. The generation of electrical and magnetic fields is the inherent in the nature of facilities for the distribution and transformation of electricity.

In addition to these effects - which are typical of the construction, operation, and maintenance activities for electrical facilities - there is also the risk of accidents due to fires, spills, etc.

ENVIRONMENTAL MANAGEMENT



POLICY

IBERDROLA's new Environmental Policy was approved in June of 2004. This policy updates the principles of the policy that has been in force since 1992, taking into consideration the most recent major international principles and initiatives, including:

- The UNE-EN-ISO 14001:1996 standard.
- Environmental principles set forth in the OECD strategic guidelines for multinational corporations.
- Environmental guidelines contained in the UE strategy for sustainable development.
- The environmental principles of the Global Compact, which was signed by IBERDROLA in 2002.
- The guidelines contained in the 6th Community Action Framework Program for the environment, and the implementation of those guidelines.
- The EURELECTRIC 2004 environmental directives.

This policy has been disseminated internally and externally through the publication of a specific brochure that has been distributed to IBERDROLA's major interest groups.

This brochure, which is also available on the company's website, includes the following declaration and principles.

The new environmental policy is based on the most advanced international initiatives

"The environment determines the whole of human activity, and is also a factor in business competitiveness. Therefore, IBERDROLA, with its awareness of the importance of this factor for the accomplishment of its business mission, has undertaken to encourage innovation and eco-efficiency in this field; to gradually reduce the environmental impacts of its activities, facilities, products, and services; and to strive to harmonize the conduct of its activities with the legitimate right of future generations to enjoy a clean environment.

This commitment has been undertaken, and is driven, by IBERDROLA's Senior Management, so that the various organizational levels of the company can gradually integrate consideration of and respect for the environment into the planning and subsequent implementation of the company's activities. All of IBERDROLA's employees will also contribute in their daily work toward achieving the goals that have been set in this field.

To put these commitments into practice, the company's activities shall be guided by the following **basic principles of conduct**:

FULL INTEGRATION of the environmental dimension and respect for natural surroundings into the company's strategy.

CONTINUOUS ASSURANCE of the compatibility between economic earnings and environmental protection, through innovation and eco-efficiency.

INCORPORATION of the environmental dimension into the decision-making process for investments and into the planning and implementation of activities, with the encouragement of its consideration in cost-benefit analyses.

ESTABLISHMENT of appropriate Management Systems, which will contribute to the reduction of environmental risks, and which include:

- Compliance with environmental laws, with the various international commitments that have been signed, and with the internal regulations applicable to IBERDROLA's activities, facilities, products, and services, taking into consideration the legislative trends and the most advanced international practices, and establishing procedures that will make it possible to assess and manage the fulfillment of these commitments.

- An ongoing effort to identify, evaluate, and reduce the negative environmental effects of the company's activities, facilities, products, and services.

- Information and training for employees about the effects of the implementation of the company's processes and products, in order to minimize the negative effects of their activities on their health and on the environment.

- The development of plans and programs that establish objectives and milestones; the updating of emergency plans; and the development of internal audits that make it possible to reduce risks, minimize negative environmental effects, and monitor, on a regular basis, the progress and effectiveness of the measures that are implemented, in order to encourage the ongoing improvement of the company's processes and practices.

RESPECT for nature, biodiversity, and the historic and artistic heritage of the natural surroundings in which the company's facilities are located.

PROMOTION of research and development leading to new technologies that help make it possible to face major environmental challenges with a preventive focus, enable more efficient use of natural resources, and advance toward a more sustainable energy model.

ENCOURAGEMENT of behavior that is consistent with the principles of this commitment among the company's principal interest groups, and recognition of the corresponding alignment, particularly in the selection of contractors and suppliers.

ESTABLISHMENT of a constructive dialogue with public authorities, non-governmental organizations, shareholders, customers, local communities, and other interest groups, with the goal of working together to find solutions to environmental problems and to contribute toward the implementation of public policy that is useful from the environmental viewpoint and also economically efficient.

PROVISION of transparent information about environmental outcomes and activities, with the maintenance of appropriate channels for encouraging communication with the principal interest groups."



ORGANIZATION



The environmental function is spread throughout all of the organizational and hierarchical levels of the company. Environmental responsibilities at IBERDROLA are distributed over four levels or planes of action, in which everyone from the Chairman down to individuals with local responsibility over their surroundings is represented.

In this general framework, organization for environmental management is structured around a Corporate Environmental Division, environmental coordinators in business units, technicians at production and distribution facilities, and officers with environmental responsibilities in other company organizations.

All environmental action is coordinated through the Environmental Committees, which meet on a regular basis. These committees play a major role in association, coordination, communication, and the exchange of experiences among the different levels. In addition to these committees, working groups have been formed, with members from all of these levels, to address environmental risks and opportunities involving other company organizations.

The Corporate Environmental, Innovation, and Quality Division is responsible for coordinating the various committees; for detecting and analyzing emerging and strategic aspects of IBERDROLA's environmental activities; and for encouraging the implementation of good environmental practices within the Group's various organizations.

CHART 26

Environmental organization


ENVIRONMENTAL STRATEGY AND POLICY INTEGRATION GROUP
LEVEL 1
INTER-AREA ENVIRONMENTAL INTEGRATION
LEVEL 2
INTRA-AREA ENVIRONMENTAL INTEGRATION
LEVEL 3
LOCAL INTRA-FACILITY RESPONSIBILITIES
LEVEL 4
CORP. ENVIRONMENTAL COMMITTEES
AREA ENVIRONMENTAL COMMITTEES
SENIOR MANAGEMENT
CORPORATE ENVIRONMENTAL MANAGEMENT
ENVIRONMENT - GENERATION
ENVIRONMENT - DISTRIBUTION
ENVIRONMENT - RENEWABLE ENERGY
ENVIRONMENT - SERVICES
OTHER AREAS

CONTROL AND CORRECTION MEASURES



The focus of environmental management at IBERDROLA is oriented toward minimizing the negative effects of its activities and associated risks through environmental impact studies prior to the creation of production, transformation, and distribution facilities, and through the automation of its environmental management activities (Environmental Management Systems (SGMA), in compliance with the UNE-EN-ISO 14001 standard), bearing in mind the principle of prevention.

Assessment of the Environmental Impact of the Projects

In accordance with the regulations in force in Spain, almost all projects involving the infrastructure for the production, distribution, transformation of electricity are subject to environmental impact assessment (including, for large projects, a social-assessment analysis). Only a few small low-voltage distribution systems are exempt from this overall requirement.

The environmental impact assessment has a preventive focus, in terms of minimizing the effect of the infrastructures on the natural environment.

The environmental impact procedure begins with the preparation of a study that contains a diagnosis of the natural environment affected by the project and that analyzes the effect on the natural environment of the various alternatives, taking into consideration the technology and the preventive and corrective measures that may be implemented.

The environmental impact assessment allows citizens and other groups to participate in the company's projects

Participation by affected and interested parties is one of the central elements of the environmental assessment process. Accordingly, the studies are made available for a public hearing, and these proceedings are announced in the *Diarios Oficiales* (Official Journals) of the Autonomous Communities or in the *Boletín Oficial del Estado* (Official Government Bulletin).

The process concludes with the issuance of the environmental impact statement by the competent agency of the Autonomous Community or of the National Government, which determines whether the project is environmentally feasible and, if so, the conditions for its implementation, which include corrective measures, control and monitoring plans, etc. This statement is also published in the *Diarios Oficiales* of the Autonomous Communities or in the *Boletín Oficial del Estado.*

The company's major projects that have undergone an environmental impact assessment are listed below. Any person who is interested in these or other projects has the option of requesting information via the e-mail address *medioambiente@iberdrola.es*, in addition to the regulatory channel of participating in the public hearings.

TABLE 25

Major environmental impact assessments (EIAs) in the development or negotiation phase

Generation Projects
Badajoz
EIA for the Alange Combined Cycle Plant
Madrid
EIA for the Villamanrique Combined Cycle Plant
Navarra
EIA for the Castejón 2 Combined Cycle Plant
Palencia
EIA for the thermal effluent of the Velilla Thermal Plant
Tarragona
EIA for the Riba-roja Combined Cycle Plant
Valencia
EIA for the La Muela II Pumping Plant

TABLE 26

Major environmental impact assessments (EIAs) in the development or negotiation phase
Distribution Projects

	Alicante
	EIA for the E/S 220 kV Electrical Power Line at the Novelda TS(1) on the Benejama-Petrel Line
	EIA for the E/S 132 kV Electrical Power Feeder Line at the Crevillente TS on the Rocamora-Elche Sur Line
	EIA for the E/S 220 kV Electrical Power Line between the Jijona TS and the La Nucía TS
	EIA for the E/S 132 kV Electrical Power Line at the Denia TS on the Vergel-Javea Line
	EIA for the E/S 220 kV Electrical Power Line at the Saladas TS on the Benejama-Petrel Line
	EIA for the E/S 132 kV Electrical Power Line between the Rocamora TS and the Elche Sur TS
	Environmental Monitoring Plan for the overhead dual-circuit 220 kV Electrical Power Line between pylon No. 270 on the Escombreras-San Vicente line and the El Palmeral TS
	EIA for the El Cantalar TS
	EIA for the San Miguel de Salinas TS
	Badajoz
	EIA for the Villar de Plasencia TS
	Cáceres
	EIA for the Madrigal de la Vera TS
	Castellón
	EIA for the E/S 220 kV DC Electrical Power Line in the new Saladas TS on the La Plana-Sagunto Line
	Ciudad Real
	Environmental analysis of the 20 kV link LAMT (medium-voltage overhead line) between Agudo and Valdemanco de Esteras
	Murcia
	EIA for the E/S 132 kV Electrical Power Line at Condomina on the Rocamora-Espinardo Line
	EIA for the 132 kV Jumilla-Buey Electrical Power Line
	EIA for the 132 kV Jumilla-Buey Electrical Power Line
	EIA for the 132 kV Blanca-Ojos Electrical Power Line
	Toledo
	EIA for the E/S 220 kV DC Electrical Power Line at the Talavera TS on the 220 kV Almaraz-Villaverde Line
	EIA for the E/S 220 kV DC Electrical Power Line at the Torrijos TS on the 220 kV Almaraz-Villaverde Line
	Valencia
	EIA for the Fuente San Luis TS
	EIA for the Alcira TS
	EIA for the Aldaia TS
	EIA for the 220 kV Electrical Power Line between the Alameda TS and the Beniferri TS
	EIA for the 220 kV Electrical Power Line between the Fuente San Luís TS and the Alameda TS
	EIA for the E/S 220 kV Electrical Power Line at the El Grao TS
	EIA for the 132 kV Electrical Power Line between the El Grao TS and Cabañal TS
	EIA for the 132 kV Electrical Power Line between Alzira and Cullera (the Alzira-Benicull segment)
	EIA for the 132 kV Electrical Power Line at Onteniente on the Alcoy-Urrutia Line
	EIA for the 132 kV Electrical Power Line between Alzira, Benicull, and Cullera

TABLE 27

Major environmental impact assessments (EIAs) in the development or negotiation phase
Renewable Energy Projects

Renewable Energy Projects
Albacete (IBERENOVA)
Environmental Monitoring Plan for hydroelectric use of the Fontanar rapids along the Tajo-Segura aqueduct
Environmental Monitoring Plan for the single-circuit 132 kV Electrical Power Line for evacuation of the Fontanar I, II, and III CHs at the Hellin II TS
Burgos (BIOVENT)
EIA for the Fuente Blanca Wind Farm
EIA for the Las Viñas Wind Farm
EIA for the Bureba Wind Farm
EIA for the La Cotera Wind Farm
EIA for the Páramo Vega Wind Farm
EIA for the El Sombrío Wind Farm
EIA for the Cerro Blanco Wind Farm
Guadalajara (IBERDROLA ENERGÍAS RENOVABLES DE CASTILLA-LA MANCHA)
Monitoring Plan for the Construction Phase of the Maranchón IV Wind Farm
EIA for the Escalón Wind Farm
EIA for the Clares Wind Farm
EIA for the El Cabezuelo Wind Farm
EIA for the Maranchón Sur Wind Farm
EIA for the Luzón Norte Wind Farm
Monitoring Plan for the Maranchón I Wind Farm
Monitoring Plan for the Construction Phase of the Maranchón I Wind Farm
Preparation of the Monitoring Plan for the Maranchón IV Wind Farm
Murcia (ENERGÍAS RENOVABLES DE LA REGIÓN DE MURCIA)
EIA for the expansion of the Gavilanes Wind Farm
EIA for the Sierra del Molar Wind Farm
Orense (IBERDROLA ENERGÍAS RENOVABLES DE GALICIA)
EIA for the single-circuit overhead 132 kV Electrical Power Line between the O Vieiro TS and the Celanova TS
EIA for the Vieiro Wind Farm
EIA for the expansion of the Sil Wind Farm
EIA for the single-circuit 132 kV Electrical Power Line at the Larouco TS (Pylon 46 on the line between the Xinzo TS and the Verín TS)
Salamanca (IBERENOVA)
EIA for the Los Valles Wind Farm
EIA for the La Serrezuela Wind Farm
Monitoring Plan for the Sierra de Dueña Wind Farm
Monitoring Plan for the Construction Phase of the Sierra de Dueña Wind Farm
Soria (BIOVENT)
EIA for the overhead 45 kV Electrical Power Line, Bureba TS - Alcocero de Mola TS
EIA for the dual-circuit overhead E-S 132 kV Electrical Power Line at the Páramo Vega TS on the line between the Lodoso TS, the Marmellar TS, and the Coculina TS
EIA for the single-circuit overhead 132 kV Electrical Power Line between the Sombrío TS and the Páramo Vega TS

TABLE 28

Major environmental impact assessments (EIAs) in the development or negotiation phase

Projects in Latin America[2]

Mexico
Environmental Impact Statement for the Altamira V combined cycle plant
Environmental Impact Statement for the Tamazunchale I combined cycle plant
Brazil
Coelba
Of the seven EIAs performed for new facilities, the most noteworthy assessment is the one for the 69 kV Itacaré-Maraú Electrical Power Line
Cosern
EIA for the dual-circuit 69 kV Acu II / *Guamaré* Electrical Power Line
EIA for the 69 kV Lagoa Nova / Midway Electrical Power Line
EIA for the 69 kV Natal II / CentroElectrical Power Line
EIA for the 69 kV Tangará / São Paulo do Potengi Electrical Power Line
Guatemala (EEGSA)
EIA for the Magdalena - Puerto San José Electrical Power Line
EIA for the Mayan Golf - Laguna Centro and Guatenorte 5 Power Lines
EIAs for the expansion of the Acacias, Bárcenas, and San Gaspar substations
EIA for the Palín and Arrazola substations

Environmental Management Systems

An Environmental Management System (EMS) is a structured tool for the management and control of environmental risks. This tool is an integral part of the overall management activities of an organization, which include the organizational structure, activity planning, responsibilities, practices, procedures, processes, and resources for the development, implementation, review, and continuous updating of the environmental protection commitments made by an *organization* through its environmental policy.

The ultimate goal of the Environmental Management System is to provide organizations with guidance regarding the factors that need to be taken into consideration in terms of environmental protection, to ensure that their activities reflect the prevention and minimization of effects on the environment.

Generally speaking, the implementation of an EMS in accordance with international standards shows that an organization meets the following requirements:

- It has a commitment to the responsibility of maintaining an environmental policy and environmental goals aimed at the continuous improvement of its activities in relation to the environment, with the ongoing planning of its activities.
- It has verified its status with regard to the environmental regulations applicable to its activities.
- It has identified, and values, the environmental aspects of its activities, services, and products, and has defined guidelines for the prevention and control of adverse effects.
- It monitors and measures the characteristics associated with the environmental effects that it may cause, and interprets and analyzes the records.
- It delegates the responsibilities and resources needed to meet its priorities.
- It provides training for its personnel with regard to Environmental Management.

[2] No CELPE projects are included, because this company did not perform any EIAs during the fiscal year. Nor were any EIAs performed by ESSAL. It should be noted that this company has received favorable Environmental Qualification opinions for the 24 waste-water treatment plants currently in operation. No information is available regarding EIAs at Electropaz.

IBERDROLA is maintaining a leadership position in the area of environmental management, with the implementation throughout a large portion of the organization of Environmental Management Systems based on the UNE-EN-ISO 14000:1996 standard.

The company's processes are implemented in compliance with ISO 14001 standards

The implementation of Environmental Management Systems at the company's facilities involves compliance with the standards applicable to each facility; identification of the major environmental effects of each of them and evaluation of the risks of those effects; risk-reduction plans (which may involve the implementation of preventive or corrective measures); the existence of controls, goals, and plans for improvement; and emergency plans, etc., all managed by a trained organization that is prepared to maintain this system.

The following tables include the EMS certifications of various IBERDROLA organizations, as certified by AENOR.



TABLE 29

Generation Activity

SGMA scope	Plants included	Certificate issuance date
Production of nuclear-based electrical energy	Cofrentes nuclear power plant	11 Dec. 1996
Production of thermoelectric power	Aceca thermal power plant	23 Dec. 1997
Production of thermoelectric power	Castellón thermal power plant	23 Dec. 1997
Production of thermoelectric power	Velilla del Río Carrión thermal power plant	23 Dec. 1997
Production of thermoelectric power	Escombreras thermal power plant	10 Nov. 1998
Production of thermoelectric power	Lada thermal power plant	10 Nov. 1998
Production of thermoelectric power	Pasajes thermal power plant	14 Dec. 1998
Production of thermoelectric power	Santurce thermal power plant	10 Nov. 1998
Production of thermoelectric power	7 thermal power plants	1 Dec. 1999
Production of hydroelectric power	Hydroelectric power plants at Cuenca del Sil	10 Dec. 2003
Production of thermoelectric power	Castellón combined cycle plant	
Operation and maintenance		10 Nov. 2003
of power-production facilities	Castellón combined cycle plant	10 Nov. 2003
Production of hydroelectric power	Hydraulic power plants at Cuenca del Duero	2004
Production of hydroelectric power	Hydraulic power plants of Cuenca del Mediterráneo	2004
Production of hydroelectric power	Hydraulic power plants at Cuenca del Tajo	2004

With the certifications for the hydroelectric power plants obtained in 2004, 100% of IBERDROLA's energy production under the ordinary system is certified.

TABLE 30

Distribution activity

EMS scope	Plants included	Certificate issuance date
The reception and diagnostic testing of equipment and materials for their classification as wastes, and, if applicable, their delivery to an authorized treatment	The Alí-Gobeo plant (Vitoria); the Quart de Poblet plant (Valencia); and the Villaverde plant (Madrid)	10 Dec. 2002

An Environmental Management System based on the UNE-EN-ISO 14000:1996 standard for the "Maintenance, local operation, and placement in service of new facilities in substations" was also implemented in 2004. This system applies to all of the company's transformer substations (more than 900) and to the substations that are currently in the process of obtaining certification.



Mercedes Substation (Álava)

TABLE 31

Renewable energy activity

EMS scope	Plants included	Certificate issuance date
Operation and maintenance of wind farms	41 wind farms	10 June 2004
Operation and maintenance of wind farms	28 wind farms	30 Dec. 2004

The certifications obtained in 2004 for the operation and maintenance of wind farms will affect a total of 69 facilities, providing 2,100 MW of installed power, which represents 73% of the company's total wind-power capacity. Of these facilities, 35 are located in Castilla-La Mancha (1,165 MW), 17 in Galicia (450 MW), 11 in Castilla y León (302 MW), four in Aragón (131 MW) and two in La Rioja (52 MW).

TABLE 32

Engineering and consulting activity

EMS scope	Plants included	Certificate issuance date
Services of project management, design, engineering and consulting; purchasing; management of manufacturing, construction, installation, and start-up; risk management and environmental management in the energy sector, including hydroelectric and nuclear resources, thermal power plants, power transmission and distribution lines, and high-voltage electrical substations; rational energy use; energy planning; waste treatment; environmental impacts; and basic engineering for the generation of wind power. Design engineering for investment projects and for communications, automation, and control systems for industrial processes and service networks. Technological consulting, business consulting, and information-technology consulting.	Madrid Bilbao	12 May 2003

TABLE 33

Building management activity

EMS scope	Plants included	Certificate issuance date
Administrative and general services management	Corporate offices in Madrid and Bilbao: the Larraskitu building (Bilbao) and the San Agustín de Guadalix Center (Madrid)	14 Dec. 2004

International Activity

With regard to the production facilities in Latin America, an EMS based on the UNE-EN-ISO 14001:96 standard has also been implemented for all of the generation activities in Mexico. The EMSs for combined-cycle gas plants III and IV at Dulces Nombres and Altamira have been reviewed by the Mexican Comisión Federal de Electricidad (Federal Electricity Commission), and the EMSs for the cogeneration plants at Enertek and Monterrey have been reviewed by internal specialists. The Dulces Nombres combined cycle plant has also received certification from INDUSTRIA LIMPIA, which is a volunteer environmental certification program operated by the federal government. An EMS in compliance with the same standard has also been implemented at the Termopernanbuco combined cycle plant in Brazil. As a result, all international production of thermal origin now has an EMS.

Furthermore, in 1004 COELBA initiated the implementation of an EMS, likewise based on the UNE-EN-ISO 14001:1996 standard, for the company's activities that have a significant environmental impact, in terms of tree-pruning, the cleaning and reopening of easements and rights of way, and the construction of distribution networks. Meanwhile, the CELPE headquarters building has implemented and certified an EMS in compliance with the same standard.



Principal Actions for the Reduction of the Environmental Impact of Activities

The principal activities conducted over the course of the last few years to palliate the environmental effects of the production, transmission, and distribution of electricity, and most notable ones conducted in 2004, are listed below.

Resource Consumption

The principal activities conducted over the course of the last few years to reduce fuel consumption have been oriented toward the improved use of heat energy and residual heat, the use of more efficient fuels, and the use of renewable resources. Regarding energy consumption, programs have been implemented to reduce consumption by auxiliary equipment. With regard to water, plans have been implemented for the minimization of its consumption and for its reuse in thermal power plants.

In 2004, the Cofrentes Nuclear Power Plant implemented improvement actions proposed by the working team for the reduction in annual consumption by auxiliary equipment.

At the international level, COELBA implemented the cleaner-production principle, which involves the application of an integrated economic and environmental strategy to all processes and products, for more efficient use of raw materials, water and power. The principle also calls for avoiding the production of wastes, minimizing their production, and recycling them, in that stated order of priority. This philosophical framework includes the application of the "X" factor in energy distribution: a factor that defines the level of improvement necessary, in terms of eco-efficiency, in the production processes in order to stabilize the environmental degradation process.

COELBA was the first electrical power distribution company to calculate the improvement factor necessary for sustainable management of its activities

According to the studies that have been performed, COELBA needs to achieve an annual 2.6% reduction in the environmental impact of its activities. This company was the first electrical power distribution company in the world to calculate the X factor, identifying the path to be followed for sustainable management of its activities.

Atmosphere

Emissions of carbon dioxide (CO_2), sulfur dioxide (SO_2), oxides of nitrogen (NO_X), and particulate matter are inspected and recorded in accordance with the applicable provisions. To reduce these emissions, more environmentally-efficient fuels are being used, such as low-sulfur (BIA) fuels, which make it possible to achieve a significant reduction in the concentration of emissions of oxides of sulfur, as well as additives for the neutralization of certain acids. Improvements have been obtained in the performance of existing power plants, and new systems have been installed, including low-level NO_X burners, electrofilters, and precipitators. Monitoring and inspection equipment has been installed to optimize the combustion process within the power plants. In addition to all of these measures, the company has also invested in natural-gas combined cycles, which will enable a significant reduction in the emissions per kilowatt-hour produced by the thermal power plants.

In compliance with Royal Decree-Law No. 5/2004, of August 27, applications were filed in 2004 for permits for the emission of greenhouse gases from the thermal power plants.



Applications were also filed for permits for greenhouse-gas emission rights. The EPER (European Pollutant Emission Register) inventory was also completed, with data for the last two fiscal years.

In 2004, the ABACO project was implemented at the Velilla thermal power plant, to reduce consumption by auxiliary equipment (with resulting operational improvements), reduce unburned fuel, and improve the efficiency of the combustion process. The ABACO technology applies primarily to the optimization of NO_x generation, as an alternative or supplement to the use of low-level NOx burners or other measures for minimizing the production of oxides of nitrogen.



Water

In recent years, the company's activities in its thermal power plants have focused on the installation of new cooling towers to reduce the thermal effect of the effluent on the receiving bodies of water. The waste-treatment facilities at the power plants have also been renovated, with a resulting improvement in their quality, and recycling systems and programs have been implemented.

In 2004, a multidisciplinary team was formed that inspected all of the conventional and combined-cycle power plants, identifying possible waste-related risks. Based on these inspections, a series of actions was defined to minimize or eliminate the detected waste-related risks. The studies for the hydrochemical and biological monitoring of the aquatic systems in the area affected by the Cofrentes nuclear power plant are continuing, as is the environmental radiological monitoring program for the Júcar and Gabriel rivers.

Wastes

In recent years, the company's efforts in this area have focused on the development of plans for the reduction of medium- and low-activity radioactive wastes; waste-minimization plans; and plans for the elimination of PCBs. The company has also implemented activities for the reuse of the slag and ashes generated by the combustion of coal in thermal power plants. These wastes are now being used in the production of cement and as filler materials in civil-engineering infrastructure projects.

The annual statements of wastes in the Autonomous Communities were also submitted in 2004, and the implementation of the plans for reuse of the slag and ashes generated by the combustion of coal was continued. The Cofrentes nuclear power plant continued its selective collection activities at the 19 installed "green points," and continued its implementation of the Hazardous Waste Minimization Plan, as presented to the Environmental Council of the Governing Authority of Valencia.

Land Use and Biodiversity

The amount of land occupied by each substation is gradually being reduced, as a result of the substation downsizing plan that the company is implementing in Spain. In Latin America, Electropaz is pioneering the use of this type of facility, with the single-phase encapsulated substation at Challapampa, whose occupation of less space enables better integration with its surroundings, the removal of overhead power lines, and a reduction in noise.

To reduce the effects of electrical power lines on birds, research studies are being conducted in collaboration with organizations and institutions interested in their protection. Corresponding actions are being developed for their preservation, especially in areas of particular environmental value. Actions have also been taken in the past to reduce the repercussions on forests and other plant life.

As a result of all of the experience that has been gained, environmental guidelines are now available that were developed for administrative procedures and for the implementation of infrastructures in the natural environment. The company is also currently implementing the MASVERDE (Greater Green) Project, which includes a variety of innovative actions oriented toward improving the management of the company's distribution activities in the natural environment, and is continuing to work toward improving the potential of the GADIS (Environmental Distribution Management Systems) program, which is interlinked with the operational geographic information system.



With regard to reservoirs and changes in flow rates, and as a corrective measure, minimum environmental flow rates (also known as "ecological flow rates") have been established for periods when the turbines are not operating, in order to preserve and maintain the aquatic ecosystem of the bodies of water below the dam.

Another measure being implemented at reservoirs is the collection of the floating debris and refuse resulting from the runoff activity that is most intense during flood periods. These accumulations are removed and managed periodically, thereby contributing significantly to the cleaning of the rivers.

The hydroelectric power plants are now receiving the ecological flow rates necessary for the preservation of the segments of the watercourses below the dams. Work has been done to remove the floating debris and refuse accumulated above the dams. Limnological monitoring studies are being conducted in the Agavanzal, San Román, and Valdecañas reservoirs, and the quality of the water in the Tormes, Tera, and Tajo rivers is being inspected.

Activities underway at the minihydroelectric plants include the cleaning of the fish ladders, channels, and load depositories throughout the facilities; maintenance of the grating cleaners in the channel and power-plant inlets; and, at the Santa Eulalia hydroelectric power plant, the installation of locks and sluices allowing fish to travel upstream. Elements for the preservation of the ecological flow rate have been installed at the Gavilanes, San Román, La Gándara, and Pesqueruela hydroelectric power plants, and the Duero Hydrographic League is conducting an analysis of the changes in the flow rates of the river water above the El Cabildo hydroelectric power plant.

The following notable actions were taken in the distribution area in 2004.

A pilot project was implemented in collaboration with SEO/Birdlife to test the hypothesis – which has been supported by individual observations – that mating pairs display a marked tendency to breed in the same area over successive years, and even in the same habitats in which they did so successfully during the previous season. In order to continue the study with proper consistency, the behavior of breeding birds and

juveniles is being monitored, with the collection of field data twice a week.

Action has been taken to implement the "MASVERDE" philosophy, whose goal is to gather, characterize, analyze, and evaluate all of the activities, initiatives, incidents, or events with interrelated environmental and technical implications, so that any agent within or outside the company can communicate its experiences, observations, or plans, knowing that they will be recorded, analyzed, and, if appropriate, implemented.

It was within this context that a design project was developed for a medium-voltage crosspiece that would eliminate the incidents involving certain birds and these types of installations. The approach to this problem was based on a preventive focus - in contrast to the traditional corrective action - through the application of the knowledge gained about the behavior of the birds during the design phase of the structures.

This project involved the collaboration of the Environmental Council of the Governing Board of Extremadura, SEO/Birdlife, and the IMEDEXSA company, which has the ability to develop structures with a novel design. The project was conceived as a "natural-scale laboratory," with the use of the aviary of the Los Hornos Fauna Recovery Center in Sierra de Fuentes (Cáceres). The first actual trials were conducted with the prototypes and the results were satisfactory, despite the complexity of the problem.

As a framework for the establishment of a constructive dialogue and for collaboration in the development of initiatives of mutual interest in the area of biodiversity management, a cooperation agreement was signed with the Spanish Ornithological Society SEO/Birdlife.

The following noteworthy activities took place in Latin America.

COELBA modified the distribution network in the vicinity of a mangrove thicket in the Santa Cruz de Cabrália area, through the use of special structures to prevent the death of the birds. Work was also done on distribution facilities in the Joanes Ipitanga



and Itacare Environmental Protection Areas. Before work was begun, environmental impact studies were performed for the selection of the best route from an environmental viewpoint, and actions were taken to minimize those impacts. Regardless of the specific operating area, COELBA is following the principle of cleaner production in all of its activities, taking proactive steps and preventing the occurrence of impacts.

The company has also installed or replaced 45 km of bare wire with new, ecologically insulated networks that enable better coexistence with the environment. This type of wire is used in areas containing plentiful vegetation or plant life of significant ecological value. Substation facilities are also being modified to minimize the risk of animal electrocution.

At COSERN, activities for the installation of the 69 kV electrical power line between Açu II and Guamaré were implemented in accordance with a program for the preservation of the native flora and fauna, with the goal of minimizing the impacts of the removal of vegetation. This program also includes provisions for the planting of native species. During the fiscal year insulation was also installed on 26 km of 69 kV electrical power lines, giving the company a total of 1,780 km of insulated lines.

The distribution area served by EEGSA includes 8 major protected areas. Most of them contain no electrical power lines, and the presence of lines in the other areas is insignificant, because the criteria for their construction included running them underground, when feasible; using secondary braided cable for the overhead lines; and using pedestal-type transformers.

ESSAL is taking steps to preserve the environment, such as riverbank protection; preservation of the ecological flow rate; the preparation of protected fish-breeding areas; the reforestation of hillsides and footpaths; the planting of ground-cover vegetation; the construction of bridges and catwalks over channels, allowing land animals to cross; reforestation of surface areas, to render their appearance similar to the original appearance of the surface areas that were cleared for projects; and the creation of "green curtains," to reduce the impact on the landscape.



Noise and Electrical and Magnetic Fields

Noise Law No. 37/2003 establishes a new regulatory framework for this environmental factor, strengthening the directive governing the details relating to magnitudes, measurement methods, and noise-abatement procedures. In 2004, the Distribution division developed a plan for the measurement, recording, and representation of the electrical power substations that, because of their location, could be considered higher-risk, in anticipation of the approval of the directive. A total of 84 operations were performed for the measurement of noise and of electrical and magnetic fields, and 72 corrective actions were implemented.

In the Generation area, noise-measurement campaigns were conducted at the Castellón, Escombreras, and Pasajes thermal power plants. Last, in the Renewable Energy area, noise measurements were taken at all of the sites covered by the Environmental Management System.

With regard to electrical and magnetic fields, the work done in 2004 was essentially in the area of Occupational Risk Prevention, preparatory to the upcoming incorporation of Directive No. 2004/10 into Spanish legislation, pursuant to its approval in April. The activities were oriented not only toward the characterization of occupational environments in which higher levels are expected, but also toward negotiations with equipment manufacturers and designers, so that future products comply more fully with safety requirements.

The directives accepted by IBERDROLA also continued to be implemented in this field, through:

- Compliance with the exposure limits established in the Recommendation issued by the Council of the European Union.
- Continued support for scientific and technological research in this area.
- Sharing of all information on this topic with the general public.
- Maintenance of open communications channels with the government and with the general public when new projects are undertaken.

Emergency Plans

To minimize the consequences of a possible accident (caused by fire, wastes, etc.), the Environmental Management Systems currently in force require the implementation of the corresponding Emergency Plans that are operational at the various facilities. At least one emergency simulation was conducted during 2004 at each of the thermal and combined-cycle power plants.

ENVIRONMENTAL PRODUCTS AND SERVICES



The above-mentioned focus on the prevention, control, and correction of the effects of the company's activities and associated risks is supplemented by a vision of the environment as a distinguishing element and as a creator of value. IBERDROLA's commitment to renewable energy sources and to natural-gas combined-cycle power plants, and to the sale of new products such as Green Energy, as well as its position on the commitments arising from the Kyoto Protocol and relating to efficiency and energy conservation, reflect the company's view of the environment as an opportunity.

IBERDROLA offers a broad range of environmental products and services

The principal activities conducted in 2004 with regard to environmental products and services in Spain are listed below.

Green Energy

In 2004 the company continued to sell electricity produced by renewable energy sources. Page 48 of this report contains information about the sale of this product.

Photovoltaic Solar Energy Installations

IBERDROLA offers integrated services for the installation of this type of energy, ranging from a feasibility analysis to installation and maintenance of the facility, including the negotiation of subsidies and financing. In 2004, photovoltaic solar panels with a power rating of 250 kWp were installed in Navarra. The projected total annual production of emission-free energy is 425,571 kWh/year.

Customer Awareness, Information, and Management of PCBs

A total of 7,749 new mailings were sent out to customers who own transformers that may be contaminated with PCB, explaining to them the environmentally harmful nature of this compound and describing the regulations pertaining to its elimination. Diagnostic tests were also conducted, and proposals for the removal and replacement of equipment were offered to interested customers. Contracts for the provision of this service were signed with eight of them.

Energy Consultation

The services offered by the company in this area are summarized in the section dedicated to energy efficiency and energy conservation.

Environmental Audit Service

The goal of this service is to make it easy for all customers to obtain information about the extent of the environmental impact of its activity or service, and includes an environmental impact analysis, a report on compliance with the regulations currently in force, and, if applicable, a proposal regarding the improvements to be made.

ENVIRONMENTAL ACTION PROGRAMS[3]



Programs for the Development of Renewable Energy Sources and for the Construction of Combined-Cycle Power Plants

The environmental advantages of the production of electricity from renewable energy sources are well known. This type of energy contributes to reduced use of fossil fuels – with the resulting benefit to the environment – and to reduced dependence on foreign energy, which are two of the principal goals of energy policy. The other fundamental goal is to guarantee the continued availability of supply. Combined-cycle power plants contribute toward the achievement of this goal, with the advantage that their emissions, wastes, and effluents are much lower than those of conventional power plants.

Information about programs for the development of renewable energy sources and the natural-gas combined-cycle power plants addressed in the Strategic Plan appears on page 44 of this report.

Program for the Development of the New Distribution Network

The investments made in the distribution network in 2004 and the investments projected for 2005 include, in particular, investments in the downsizing of substations and the placement of very-high-voltage power lines underground.

The goal of this type of investment is to reduce the physical space occupied by the substations, which traditionally require large areas of land, with the consequent environmental and visual impact. When the downsizing is performed, the substation's feeder lines and outgoing power lines will be placed underground, so that in addition to releasing the currently occupied land, the downsizing will allow the expansion of urban centers.

The investment made in this type of activity in 2004 was in excess of 20 million euros, and this amount is expected to exceed 110 million euros in 2005. These activities are part of a multi-year investment program that calls for an investment of more than 300 million euros by 2007.

Particularly noteworthy is the downsizing of the La Olma substation in the province of Valladolid, which will allow the westward expansion of the capital city of Valladolid, which had been halted because of the amount of land occupied by the substation and its feeder lines. The plan for the downsizing of this substation was completed in 2004, with the elimination of several voltage levels and the simplification and improvement of the structure and design of the electrical power grid in the province. Other activities include the downsizing of the Gamonal substation in Burgos, and of the Lorca and San Antón substations in Murcia.

The most significant activities in this program include the downsizing of the substations and the underground placement of the very-high-voltage power lines in the city of Madrid, where work has begun on almost all of the substations, with the majority of the physical investment scheduled for 2005.

Energy efficiency and conservation

IBERDROLA is contributing toward energy efficiency during the electrical-power supply phase and also during the phase consisting of the final use of the electricity by its customers. The increase in energy efficiency during production and through the reduction of network losses contributes not only to the conservation of resources but also, and significantly, to the reduction of greenhouse gases.

[3] In addition to the activities described in this section, the projects that have been undertaken in the area of innovation, as described in the Activity Report, should also be kept in mind. A significant portion of those projects have positive environmental effects.

Accordingly, in addition to the activities described in this section, there are also other efficiency initiatives (such as most of the ones included in the "Energy Wisdom Programme"), as described in the section dedicated to Climate Change.

The company's energy-efficiency activities are reducing the consumption of resources and contributing toward compliance with the Kyoto Protocol

Energy Efficiency During the Electrical-Power Supply Phase

Increase in Energy Efficiency in Production
The company's most significant contribution in this area remains its commitment to a production structure in which renewable energy sources and natural-gas combined-cycle technology play a major role.

Accordingly, initiatives have been launched to improve the efficiency of auxiliary equipment and to reduce their consumption. One example is the ABACO project, which was implemented at the Velilla thermal power plant to reduce consumption in auxiliary equipment (among other related environmental improvements). Steps have also been taken to reduce consumption in auxiliary equipment at the Cofrentes nuclear power plant.

Savings in Energy Distribution. Reduction of Losses in the Distribution Network
Electrical losses – due essentially to the heating of the wire – are an inevitable consequence of the circulation of power through the electrical network.

These losses involve a significant economic cost, in terms of production and also in terms of the overcapacity of the facilities, and require the generation of new energy in order to meet demand. The Distribution Loss Reduction Plan addresses several initiatives, including the following ones:

- The installation of capacitor banks that will reduce the requirements for the generation and transmission of reactive energy via the networks.
- An increase in the cross-section of power-line wires and cables.
- Changes in voltage, in order to reduce the intensity of the current circulating over the network.
- A study of possible power-line shifts, with the redirection of energy circulation for permanent loss reduction.
- Incorporation into standardized facilities of the low-loss transformers recently developed by manufacturers.
- A reduction in the range of standard wire types, and the standardization of the development of cylindrical conductors with a larger cross-section and less loss.



Within the context of these projects, capacitor banks were installed in the distribution network with a total power rating in excess of 1,200 MVA, representing an investment of more than 10 million Euros, with the dual goal of improving the voltage profile during peak hours and reducing losses in the network. Shifts to higher voltages were made on various lines, along with expansions of the network, which entailed an investment of 195 million Euros.

In Latin America, the actions implemented by COSERN allowed that company to move from losses of 12.72% at the start of the fiscal year to losses of 12.45% at year-end, with an estimated saving of 11,988 MWh over the course of the year. EEGSA implemented activities for the compensation of reactive power and will also make changes in conductors and substations, for an estimated annual energy saving of 1,610 MWh.



Energy Efficiency at the Endpoint

The following actions were taken in Spain to improve energy efficiency and the conservation of electricity by end users.

Public Lighting Projects. Where these projects were implemented, they resulted in savings on the order of 40% of the power consumed by public lighting fixtures, through a reduction in the lighting level (even with all of the lights turned on) during off-peak traffic hours and through the stabilization of the voltage at its nominal level, thereby avoiding overvoltages during periods of lower consumption. The pilot project begun in 2003 was concluded in 2004, with an analysis of the results of the pilot project and the development of a plan for the expansion of this initiative in 2005.

Encouragement of the Night-rate Structure for Users of Accumulation Heating Systems. A total of 7,607 new contracts with night rates were formalized in 2004, with the number of contracted users of this rate structure reaching 345,010 by the end of the fiscal year.

Energy Consultation. IBERDROLA offers a comprehensive energy consultation service that includes the diagnostic testing of facilities through on-site analysis, the proposal of an improvement plan, and the implementation of the proposed solutions – all aimed at saving energy, improving the use of resources, and contributing toward the improvement of the environment while reducing the cost of energy.

Energy Conservation and Efficiency Campaigns. Advice on energy conservation and efficiency was printed on the back of the bill and forwarded to the company's more than 9 million customers, and a local television campaign was conducted in November and December, with space reserved for advice on energy conservation. Five thousand copies of a compact disc containing energy conservation and efficiency advice were created and distributed in the hotel sector. Various other media, consisting of 22,000 pieces with advice on energy conservation and efficiency and on the preservation of the environment were placed in hotels, and 4,500 postcards containing advice on energy conservation and environmental awareness were sent to hotel guests, universities, museum-goers, and audiences at public events.

COELBA and COSERN were active in Latin America. COELBA has an annual energy efficiency program that includes various initiatives, such as the "Agente Coelba" project, whose goal is to offer low-purchasing-power consumers guidance on rational energy use, and the "Corriente de Vida-SOS Energía" project, aimed at training public-school teachers to encourage changes in consumption patterns among students and to raise awareness of the need for rational energy use. Initiatives were also undertaken to facilitate public access to bioclimatic architectonic projects, and to provide training for municipal public officials in the efficient management of energy in their towns. Projects were also developed to replace inefficient household appliance with others that are more efficient, and to install high-energy-performance equipment in a hospital.



Meanwhile, COSERN has implemented public-lighting programs in eleven towns in the state of Rio Grande do Norte, with the replacement of 4,261 inefficient lighting fixtures with low-consumption fixtures, for a 217 kW reduction in peak-hour demand and annual savings of 951 MWh in electrical power consumption.

INDICATORS



RAW MATERIALS

This section addresses the consumption of raw materials needed for the production of electrical power, as well as the amounts of chemical products used in the generation processes, which are derived essentially from the purification of fumes and effluents and from process conditioning [4].

SPAIN

TABLE 34

Fuel consumption during production

Power plant	Coal (t)	Fuel (t)	Gas (Nm^3)	Gas-oil (kl)	Uranium (kg)
Wind generation				70	
Castellón combined cycle			687,552,143		
Castejón combined cycle			369,515,056		
Cofrentes nuclear plant					0*
Aceca thermal plant (50%)		88,832	50,651,707		
Castellón thermal plant		112,468			
Escombreras thermal plant		242,136	50,437,832		
Santurce thermal plant		79,425			
Lada thermal	1,172,307	5,256			
Pasajes thermal plant	527,252	291			
Velilla thermal plant	1,462,818	5,576			
Total	**3,162,377**	**533,984**	**1,158,156,738**	**70**	**0**

* Uranium consumption was not included, because no fuel reload occurred in 2004.

[4] Wastes derived from external sources were not used as raw materials.

TABLE 35

Consumption of chemical products in thermal production

(kg)

Plant	Sulfuric acid	Sodium hydroxide	Sodium hypochlorite	Coagulant
Castellón combined cycle	0	0	1,421,650	0
Castejón combined cycle	294,480	34,615	118,060	191,980
Cofrentes nuclear plant	3,204,400	47,400	423,770	235,275
Aceca thermal plant (50%)	14,730	16,170	15,495	955
Castellón thermal plant	136,484	182,389	180,097	2,232
Escombreras thermal plant	38,463	57,376	182,478	299
Santurce thermal plant	100,860	159,868	0	4,920
Lada thermal plant	367,952	247,863	215,275	93,581
Pasajes thermal plant	13,422	28,823	95,336	11,379
Velilla thermal plant	91,609	122,085	59,163	7,128
Total	**4,262,400**	**896,589**	**2,711,324**	**547,749**

TABLE 36

Consumption of chemical products in thermal production

(kg)

Plant	Antioxidant	Ammonia	Hydrazine	Anticorrosive
Castellón combined cycle	0	2,700	0	400
Castejón combined cycle	0	1,820	1,000	550
Cofrentes nuclear plant	0	0	520	90,573
Aceca thermal plant (50%)	0	137	255	0
Castellón thermal plant	450	3,113	498	0
Escombreras thermal plant	0	13,744	497	0
Santurce thermal plant	600	1,058	1,800	1,300
Lada thermal plant	125	755	953	3,809
Pasajes thermal plant	0	1,637	480	0
Velilla thermal plant	675	385	1020	0
Total	**1,850**	**25,349**	**7,023**	**96,632**

INTERNATIONAL

TABLE 37

Consumption of raw materials in thermal production in Mexico

Plant	Gas (Nm^3)
Dulces Nombres (Monterrey) combined cycle	1,367,967,551
Altamira III and IV combined cycle	1,339,099,970
Enertek cogeneration	290,790,530
Monterrey cogeneration	106,413,580
Total	**3,104,271,631**


Combined cycle plant at Altamira (Mexico)

TABLE 38

Consumption of chemical products in thermal production in Mexico

(kg)

Plant	Sulfuric acid	Sodium hydroxide	Sodium hypochlorite	Coagulant
Dulces Nombres (Monterrey) combined cycle	858,208	129,421	1,070,062	5,612
Altamira III and IV combined cycle	1,021,178	4,582	90,663	
Enertek cogeneration		449		
Monterrey cogeneration		2,078		
Total	**1,879,386**	**136,530**	**1,160,725**	**5,612**

TABLE 39

Consumption of chemical products in thermal production in Mexico

(kg)

Plant	Antioxidant	Ammonia	Hydrazine	Anticorrosive
Dulces Nombres (Monterrey) combined cycle		930		15,113
Altamira III and IV combined cycle		2,440		2,200
Enertek Cogeneration			3,782	
Monterrey Cogeneration				
Total		**3,370**	**3,782**	**17,313**

ENERGY



The figures in the following table show the amounts of energy used by each facility for its own operations.

SPAIN

TABLE 40

Energy consumption in auxiliary equipment (or services) at thermal production plants

Plant	(MWh)	(Gigajoules)
Castellón combined cycle	83,068	299,045
Castejón combined cycle	50,988	183,557
Cofrentes nuclear plant	320,962	1,155,463
Aceca thermal plant (50%)	30,419	109,508
Castellón thermal plant	30,877	111,157
Escombreras thermal plant	52,606	189,382
Lada thermal plant	181,877	654,757
Pasajes thermal plant	56,022	201,679
Santurce thermal plant	34,708	124,949
Velilla thermal plant	218,961	788,260
Total	**1,060,488**	**3,817,757**

TABLE 41

Energy consumption in auxiliary equipment (or services) at thermal production plants

Year	(MWh)	(Gigajoules)
2004	1,060,488	3,817,757
2003	917,096	3,301,546
2002	1,126,000	4,053,600
2001	1,917,000	6,901,200
2000	1,958,000	7,048,800

INTERNATIONAL

TABLE 42

Direct energy consumption in auxiliary equipment (or services) at thermal production plants in Mexico

Plant	(MWh)	(Gigajoules)
Dulces Nombres (Monterrey) combined cycle	156,671	564,016
Altamira III and IV combined cycle	323,848	1,165,853
ENERTEK Cogeneration	-	-
Monterrey Cogeneration	13,656	49,162
Total	**494,175**	**1,779,031**

The electrical power generation plants are the principal source of energy consumption. The breakdown of the energy consumption attributable to the remaining facilities and buildings under management by IBERDROLA in Central and South America is shown in the following table.

TABLE 43

Country	Company	MWh	Gigajoules
Mexico		75	270
Brazil	CELPE	4,792	17,251
	COSERN	2,331	8,392
	COELBA	6,947	25,009
Guatemala	EEGSA	323	1,163
Chile	ESSAL	18	65
	IBENER	18	65
	Total	**14,504**	**52,214**



Combined cycle plant at Termopernambuco (Brazil)

WATER



Consumption

SPAIN

Water consumption at IBERDROLA facilities is due predominantly to evaporation in the cooling process for its thermal plants. As indicated in the following table, 30,934,610 cubic meters of continental water were consumed in the cooling of these plants. A total of 1,854,810 cubic meters of continental water were consumed as process water and for auxiliary services.

A further 177,313 cubic meters were consumed in the buildings under management in Spain.

TABLE 44

Water consumption by plant

Plant	Water consumed as process water and for auxiliary services (m^3)	Source	Losses due to evaporation (m^3)	Source
Castellón combined cycle	73,089	Underground catchment	-[12]	Mediterranean Sea
Castejón combined cycle	29,191	Ebro River	1,544,366	Ebro River
Cofrentes nuclear plant	-	Júcar River	19,754,684	Júcar River
Aceca thermal plant (50%)	43,430	Tajo River	933,621	Tajo River
Castellón thermal plant	87,540	Underground catchment	-[12]	Mediterranean Sea
Escombreras thermal plant	109,225	Urban network	-[12]	Mediterranean Sea
Santurce thermal plant	139,360	Urban network	-[12]	Bay of Biscay
Lada thermal plant	421,705	Nalón River	4,573,759	Nalón River
Pasajes thermal plant	33,240	Urban network	-[12]	Bay of Biscay
Velilla thermal plant	849,110	Carrión River	4,128,180	Carrión River

[12] Open-circuit cooling.

TABLE 45

Water consumption at thermal plants

Year	Refrigeration (m^3)	Other uses (m^3)	Specific consumption of cooling water (thermal mix) (m^3/GWh)
2004	30,934,610	1,785,820	666
2003	23,070,952	878,399	614
2002	26,231,563	1,062,504	625
2001	25,313,227	822,620	705
2000	26,021,102	1,160,062	712

CHART 27

Specific consumption of cooling water (thermal mix) (m^3/GWh)


800
700
600
500
400
300
200
100
0
712
705
625
614
666
2000
2001
2002
2003
2004



INTERNATIONAL

On the international front, 10,154,075 cubic meters of continental water were consumed at the plants in Mexico.

TABLE 46

Water consumption at production facilities in Mexico

Plant	Refrigeration (m³)	Other uses (m³)
Dulces Nombres combined cycle (Monterrey)	7,952,357	4,179
Altamira III and IV combined cycle	-(6)	64,624
ENERTEK cogeneration	1,520,497	1,480
Monterrey cogeneration	675,562	675,562

Buildings and facilities managed by IBERDROLA in Central and South America accounted for the following consumption:

TABLE 47

Water consumption at facilities and buildings under management (7)

Country	Company	(m³)
Mexico		90
Brazil	COELBA	34,181
	CELPE	14,904
	COSERN	918
Guatemala	EEGSA	10
Chile	ESSAL	34,525
	IBENER	511



(6) Cooled with sea water, with a catchment of 18.059.743 m³.

(7) The figures shown reflect the percentage of IBERDROLA's participatory interest in each of the companies that manage the facilities. No consumption figure is available for Electropaz.

Effluents

The parameters considered most representative in terms of assessing the quality of the effluents of the thermal plants are pH, solids in suspension, biological oxygen demand (BOD_5), chemical oxygen demand (COD), nitrates, and phosphates. The figures obtained for the 2004 fiscal year appear in the following tables.

SPAIN

TABLE 48

Effluents – Spain

Plant	pH (Mean value)	Solids in suspensión (kgs)	BOD_5 (kg)	COD (kg)	N_{total}	P
Castejón combined cycle	8.2	1,480	0**	2,913	981	32
Cofrentes nuclear plant	8.5	1*	< 10*	< 20*	8.7*	0.44*
Aceca thermal plant (50%)	8.0	616	0**	0**	-	-
Castellón thermal plant	8.2	3,980	1,194	2,254	4,859	259
Santurce thermal plant	7.6	711	-	2,019	112	9
Lada thermal plant	8.6	4,950	1,289	-	710	-
Pasajes thermal plant	7.6	2,767	-	-	-	1,909
Velilla thermal plant	7.8	502	19	2,368	-	0**

The waste water from the Castellón combined cycle plant is processed at the treatment facility for the conventional plant, and the effluents from the Escombreras thermal plant are reused in their entirety.

* Value of the mean concentration of solids in suspension for the Cofrentes nuclear plant (mg/l) at the treatment facility.

** This figure appears as zero because the analytical values were below the corresponding limits of detection.

INTERNATIONAL

TABLE 49

International effluents (Mexico)

Plant	pH (mean value)	Solids in suspensión (mg/l)	COD
Dulces Nombres (Monterrey) combined cycle	7.2	5.1	162
Altamira III and IV combined cycle	8.1	20.4	-
ENERTEK cogeneration	7.8	-	5.0
Monterrey cogeneration	7.8	4.2	61

BIODIVERSITY



In Spain, a country with no major natural lakes, reservoirs serve as an alternative to those ecosystems. The country has several significant examples of their integration into the natural environment. One example of this integration within the context of IBERDROLA's activities is the presence of reservoirs in the Arribes del Duero and Monfragüe Nature Reserves, which were designated as Nature Reserves long after the reservoirs were created in their protected areas.

The Arribes del Duero Nature Reserve
This reserve, which has been protected since 2002, is located in the provinces of Zamora and Salamanca. Its surface area of 106,105 hectares includes an 86,000-hectare Special Bird Protection Zone (ZEPA).

A significant feature of the reserve is the topography created by the deep canyon of the Duero River and its network of tributaries, which have carved ravines around the peneplain where the park is located whose nearly vertical walls are several hundred meters deep. The chain consisting of the Villalcampo, Castro, Miranda, Picote, Bemposta, Aldeadávila, and Saucelle reservoirs forms the Arribes supply system. These reservoirs maintain a virtually constant water level, which contributes to the stability of their shores.

The compatibility of the reservoirs and the biodiversity of fauna and flora in this area is manifested by the richness of the plant life, which displays a great abundance of typically Mediterranean species, including varieties that are not native to these latitudes (such as olives, grapes, almonds, and fruit trees), and a wide range of animal life associated with this area – including, in particular, birds such as the black stork, various raptors that nest in the rocky defiles (including the Egyptian vulture, the golden eagle, Bonelli's eagle, and the eagle owl, among others), and the griffon vulture.

The Monfragüe Nature Reserve
Protected since 1979, this reserve in the province of Cáceres occupies a surface area of 17,852 hectares in a deep valley between the mountains on both sides of the Tajo and Tiétar rivers. This area has also been designated as a Special Bird Protection Zone (ZEPA).

The reservoirs are present throughout the park's river system (over a range of 32.5 kilometers), providing the aquatic environment for a rich variety of indigenous fish species, including the barbel, the bream, and the tench.

The nature and operation of the reservoirs differ. Thus, the Torrejón-Tajo reservoir provides, over its 24.5 km within the park, an enclosed body of water with no variations in its level, which encourages the growth of typical riverine plants such as alders and birches, ash trees, and willows. The Alcántara reservoir adjoins it, running through the park for 8 km with changes in its level, which for this body of water can be significant. Last, the Tiétar River – a tributary located on the right bank of the Tajo River – occupies approximately 9 km of the park in the Torrejón-Tiétar reservoir, with changes of 1 to 2 meters in its water level, depending on the season of the year.

The Monfragüe is notable for the more than 200 vertebrate species for which it provides a home. The most diverse and interesting species are the birds, including, in particular, the birds of prey and the colonies of griffon vultures and Eurasian black vultures.

The following table lists the IBERDROLA reservoirs (in terms of the length of the riverbed encompassed by the reservoir) in Natural Space Zones that have been designated or proposed as Special Common Interest Areas in the Nature 2000 network.

TABLE 50

IBERDROLA reservoirs in protected natural spaces

Auton. Comm.	Natural space	Type of protection	River	Extent of reservoir (km)
Galicia	Canyone of the Sil River	Natural interest area	Sil	76.25
	Manzaneda-Queixa-Conservatory	Natural interest area	Camba, Bibey, Cenza, Navea	57.75
Extremadura	Monfragüe	Nature reserve	Tajo	32.50
	Cedillo	Natural interest area	Tajo	58.00
	Valdeobispo reservoir	Natural interest area	Alagón	18.75
Castilla-León	Arribes del Duero	Nature reserve	Duero	70.00
	Fuentes Carrionas	Nature reserve	Carrión	8.75
	La Culebra mountain range	Protected natural space	Tera	15.00
	Tabara-Esla reservoir	Natural interest area	Esla	60.00
	Tabara-Esla reservoir	Natural interest area	Aliste	22.50
	Obarenes mountains	Natural interest area	Ebro	21.25
Castilla-La Mancha	Alto Cabriel - Guadazaon	Natural interest area	Cabriel	26.00
	Júcar Canyon in La Manchuela	Natural interest area	Júcar	5.00
Andalucía	Sierras de Cazorla, Segura y Las Viñas	Nature reserve	Zumeta	2.00
	Sierras de Cazorla, Segura y Las Viñas	Nature reserve	Segura	2.00
Basque Country	Zadorra reservoirs	Natural interest area	Zadorra	12.50
	Zadorra reservoirs	Natural interest area	Urquiola	8.75



Valdeobispo Reservoir (Cáceres)

Regarding electrical power lines, IBERDROLA's presence in the natural parks in its geographic sphere of influence is represented in its Geographic Information System, using this tool to manage the various incidents that might occur. The situation with regard to occupancy of these spaces has not changed since the previous fiscal year.

TABLE 51

Presence of electrical power lines in protected natural spaces

No. of natural spaces	Autonomous Community	km of VHV lines*	km of HV lines IBERDROLA	km of HV lines Private	Total km
7	Basque Country	28.650	61.790	3.852	94.292
3	Navarra	0	0	11.575	11.575
2	La Rioja	0	17.000	6.000	23.000
5	Castilla y León	86,700	381.900	30.500	499.100
2	Castilla-La Mancha	0	8.000	0	8.000
1	Madrid	0	0	0	0
2	Extremadura	22.000	26.200	15.000	63.200
15	C. Valenciana	50.900	275.360	32.150	358.410
		188.250	770.250	99.077	1,057.577

* VHV: Very high voltage

The standard indicators for environmental improvement for monitoring the management of biodiversity are listed in the following table.

TABLE 52

Principal biodiversity indicators in Spain

Activities for the protection of animals and birds	Number of pylons corrected
Correction of insulators	376
Catenary spreaders	11
Reconstructed mountings	440
Integral insulation	126
Perching dissuaders	152

In addition to these activities, new nests (12) were created, and others (158) were removed, in order to prevent the risk of electrocution. Twelve new kilometers of power lines were ballasted in order to prevent collision. It should also be noted that 48 individual live bird specimens were studied at first hand, in order to avoid risks and to learn about their behavior so that preventive measures can be implemented, all with the consent of the competent environmental agency. A total of 39 specimens were delivered to the government. And the remnants from the pruning of the lanes occupied by overhead lines were ground up for mulch, over a surface area equivalent to 210 hectares.

With regard to the reduction of the visual impact of the distribution facilities, 3 substations were dismantled, along with various components and structures, i.e., 12 circuit-breakers, 12 panels, 49 cells and other appurtenances, and 10 units.

The most noteworthy biodiversity-related activities in Latin America are described on page 111 of this report.



ATMOSPHERIC EMISSIONS



Greenhouse Gases

Of the six greenhouse gases regulated by the Kyoto Protocol, the following are produced by IBERDROLA's facilities or equipment:

- Carbon dioxide (CO_2), which is generated by the burning of fossil fuels, and which, therefore are produced essentially by conventional thermal power plants and by natural-gas combined cycle plants.

- Nitrous oxide (N_2O), which is produced in the same facilities mentioned above, during the various combustion processes.

- Methane (CH_4), which is generated in small quantities during the various combustion processes, along with fugitive fuel emissions (which occur during transmission and supply).

- Sulfur hexafluoride (SF_6), which is generated by leaks or losses during its use as an insulator in electrical switches and automatic circuit-breakers.

- Hydrofluorocarbons (HFCs), which are used as coolants or as foaming agents in fire extinguishers.

The only greenhouse gas (GHG) that is not considered to be generated in significant quantities in IBERDROLA's facilities or equipment are perfluorocarbons (PFCs), whose emission is essentially the result of the production of aluminum and the manufacture of semiconductors.

With the foregoing considerations in mind, the activities responsible for the emission of the five GHGs generated by IBERDROLA are the following:

- Generation of electrical power: CO_2, N_2O, and CH_4, with a very small proportion of SF_6 from leaks in switches and breakers.

- Distribution of electrical power: with a major proportion derived from leaks or losses of SF_6 contained in various devices in the electrical circuitry.

- Corporate buildings: HFCs, used as coolants and as foaming agents in firefighting equipment.

SPAIN

TABLE 53

Direct carbon-dioxide emissions from natural-gas combined cycle plants

Plant	Absolute emissions (t)	Specific emissions [8] (g/kWh)
Castellón combined cycle	1,533,414	363
Castejón combined cycle	809,261	375
Total	**2,342,675**	

[8] Specific emissions: obtained by dividing the values of the absolute emissions by the electricity generated in order to produce those emissions, i.e., the ratio of the absolute emissions, in grams, divided by the electricity produced at each combined cycle or conventional thermal plant, in kWh.

TABLE 54

Direct carbon-dioxide emissions from coal- and fuel-fired thermal plants

Plant	Absolute emissions (t)	Specific emissions (g/kWh)
Aceca thermal plant (50%)	388,026	705
Castellón thermal plant	359,261	767
Escombreras thermal plant	760,077	779
Lada thermal plant	2,571,919	976
Pasajes thermal plant	1,228,283	937
Santurce thermal plant	358,077	671
Velilla thermal plant	3,212,890	905
Total	**8,878,533**	

More than 98% of IBERDROLA's greenhouse gases consist of direct emissions of carbon dioxide from coal-fired, fuel-oil, and natural-gas thermal plants.

IBERDROLA's total carbon-dioxide emissions in Spain totaled **11,221 thousand tons**, a figure that corresponds to an overall average of **176 grams of CO_2/kWh and 684 grams of CO_2/kWh of thermal origin** produced in the year 2004[9].

Indirect Emissions Associated with Energy Imports and Exports

During 2004, IBERDROLA's imports into the Spanish electrical power system came only from France, with a total volume of 828 GWh. This energy was purchased through organized markets and bilateral contracts. Because of the current status of the energy markets, it is impossible to know which technology produced the purchased energy and, therefore, the specific CO_2 emissions.

However, assuming that the specific emission of the imported energy matches the average for the French electrical power sector, and taking as an approximation of the specific emissions the figures published for the year 2003 by the International Energy Agency (IAE) (i.e., 0.065 tons of CO_2/MWh for the year 2003 in France), IBERDROLA's imports imply 53,800 tons of CO_2 in 2004.



[9] These figures do not reflect the production or the emissions resulting from cogeneration plants or partial interests in combined cycle plants.

TABLE 55

Evolution of CO_2 emissions

Year	Absolute emissions (t)	Specific emissions thermal mix [10] (g/kWh)	Specific emissions global mix [11] (g/kWh)
2004	11,221,208	684	176
2003	8,817,310	712	122
2002	13,549,831	787	242
2001	8,650,390	862	140
2000	10,831,590	874	212

As a reference, the emissions of European electrical power companies (specific emissions, global mix) were on the order of 350 g/kWh. (Source: "Environmental Statistics of the European Electricity Industry. Trends in Environmental Performance 2000-2002", *www.eurelectric.org*).

GHG emissions for each KWh produced by thermal plants, follow a decreasing trend

CHART 28



Specific emissions: thermal mix (g/kWh)


1,000
950
900
850
800
750
700
650
600
874
862
787
712
684
2000
2001
2002
2003
2004



[10] Specific emissions, thermal mix: obtained by dividing the values of the absolute emissions by the electricity of thermal origin generated by the company, i.e., the ratio of absolute emissions, in grams, divided by the electricity produced at the combined cycle plants and conventional thermal plants.

[11] Specific emissions, global mix: obtained by dividing the values of the absolute emissions by all of the electricity generated by the company, i.e., the ratio of absolute emissions, in grams, divided by the electricity produced at all of the plants, in kWh. The changes in this indicator for IBERDROLA are significantly affected by the amount of rainfall.

INTERNATIONAL

TABLE 56

Direct carbon-dioxide emissions from natural-gas combined cycle plants in Mexico

Plant	Absolute emissions (t)	Specific emissions (g/kWh)
Dulces Nombres (Monterrey)		
combined cycle	2,517,060	375
Altamira III and IV combined cycle	2,463,944	381
ENERTEK cogeneration	535,055	400
Monterrey cogeneration	195,801	359
Total	**5,711,860**	



Ozone-reducing Substances (CFCs)

During the 1970s, it was discovered that certain chemical products known as chlorofluorocarbons (CFCs), which had been used for a long time as coolants and as aerosol propellants, posed a potential threat to the ozone layer. When released into the atmosphere, these chemical products, which contain chlorine, rise and are broken down by the effect of sunlight, after which the chlorine reacts with the ozone molecules and destroys them. For this reason, the use of CFCs in aerosols has been prohibited in many countries. Other chemical products, such as bromine halocarbons, and the oxides of nitrogen present in fertilizers, are also harmful to the ozone layer.

At IBERDROLA, the substances that reduce the ozone layer are located in firefighting equipment and in cooling systems, which are maintained in compliance with the provisions of applicable regulations.

During the 2004 fiscal year, 3,416.77 kilogram-equivalents of CFC-11 were recorded, of which 3,309 kg were present in firefighting equipment at the Cofrentes nuclear plant, and 107.77 kg were present in the cooling systems of the Pasajes and Santurce thermal plants. The only atmospheric emissions from these contained products were the result of insignificant losses.

Particles, SO_2 y NO_X

In addition to greenhouse gases, the generation of electricity from fossil fuels produces essentially emissions of particles, of sulfur dioxide (SO_2), and oxides of nitrogen (NO_X).

The total emissions of particles from all of IBERDROLA's thermal plants in Spain totaled **3,855.74 tons**: a figure that corresponds to an overall average of **0.06 gram of particles/kWh and 0.24 gram of particles/kWh of thermal origin** produced in the year 2004 [12].

SPAIN

TABLE 57

Direct particle emissions at natural-gas combined cycle plants

Plant	Absolute emissions (t)	Specific emissions (g/kWh)
Castellón combined cycle	1.29	0.00031
Castejón combined cycle	5.90	0.00274
Total	**7.19**	

TABLE 58

Direct particle emissions from coal- and fuel oil-fired thermal plants

Plant	Absolute emissions (t)	Specific emissions (g/kWh)
Aceca thermal plant (50%)	58.25	0.11
Castellón thermal plant	87.50	0.19
Escombreras thermal plant	242.90	0.25
Velilla thermal plant	2,282.90	0.64
Lada thermal plant	832.30	0.32
Pasajes thermal plant	300.50	0.23
Santurce thermal plant	44.20	0.08
Total	**3,848.55**	



Combined cycle plant at Santurce (Vizcaya)

[12] These figures do not reflect the production or emissions resulting from cogeneration plants or partial interests in combined cycle plants.

TABLE 59

Direct SO_2 emissions at natural-gas combined-cycle plants

Plant	Absolute emissions (t)	Specific emissions (g/kWh)
Castellón combined cycle	13.54	0.003
Castejón combined cycle	1.65	0.001
Total	15.19	



Combined cycle plant at Arcos de la Frontera (Cádiz)

TABLE 60

Direct SO_2 emissions from coal and fuel oil-fired thermal plants

Plant	Absolute emissions (t)	Specific emissions (g/kWh)
Aceca thermal plant (50%)	1,608.00	2.92
Castellón thermal plant	2,112.30	4.51
Escombreras thermal plant	4,043.90	4.14
Velilla thermal plant	25,248.90	7.11
Lada thermal plant	15,747.90	5.97
Pasajes thermal plant	2,914.30	2.22
Santurce thermal plant	1,247.80	2.34
Total	52,923.10	

IBERDROLA's total sulfur-dioxide emissions in Spain totaled **52,938.29 tons**: a figure that corresponds to an overall average of **0.82 gram of SO_2/kWh** and **3.23 grams of SO_2/kWh of thermal origin** produced in the year 2004 [13].

[13] These figures do not reflect the production or the emissions resulting from cogeneration plants or partial interests in combined cycle plants.

TABLE 61

Direct NO_X emissions at natural-gas combined-cycle plants

Plant	Absolute emissions (t)	Specific emissions (g/kWh)
Castellón combined cycle	134.68	0.032
Castejón combined cycle	81.98	0.038
Total	**216.66**	



TABLE 62

Direct NO_X emissions from coal- and fuel oil-fired thermal plants

Plant	Absolute emissions (t)	Specific emissions (g/kWh)
Aceca thermal plant (50%)	589.15	1.07
Castellón thermal plant	826.40	1.76
Escombreras thermal plant	1,542.40	1.58
Velilla thermal plant	21,410.10	6.03
Lada thermal plant	7,483.40	2.84
Pasajes thermal plant	5,266.40	4.02
Santurce thermal plant	737.60	1.38
Total	**37,855.45**	

IBERDROLA's total emissions of oxides of nitrogen in Spain totaled **38,072.11** tons: a figure that corresponds to an overall average of **0.6 gram of NO_X/kWh** and **2.33 grams of NO_X/kWh of thermal origin** produced in the year 2004 [14].

[14] These figures do not reflect the production or the emissions resulting from cogeneration plants or partial interest in combined cycle plants.

TABLE 63

Evolution of absolute emissions of particles, SO_2, and NO_x

Year	Particles (t)	SO_2 (t)	NO_x (t)
2004	3,856	52,938	38,072
2003	3,187	44,471	29,175
2002	4,601	82,233	43,449
2001	3,350	60,161	25,531
2000	4,586	72,495	35,164

CHART 29

Specific emissions: thermal mix (g/kWh)


8
6
4
2
0
5.85
5.99
4.78
3.59
3.23
2.84
2.54
2.52
2.36
2.33
0.37
0.33
0.27
0.26
0.24
2000
2001
2002
2003
2004
SO2
NOx
Particles

TABLE 64

Specific emissions: global mix

Year	Particles (g/kWh)	SO_2 (g/kWh)	NO_x (g/kWh)
2004	0.06	0.82	0.60
2003	0.04	0.62	0.40
2002	0.08	1.47	0.78
2001	0.05	0.97	0.41
2000	0.09	1.42	0.69

As a reference, the emissions of Spanish electrical power companies (specific emissions, global mix) for particles, SO_2 and NOX in 2004 were on the order of 0.12, 3.30 and 1.5 (g/KWh), respectively. (Source: UNESA Statistical Memorandum, 2003 (www.unesa.org), and the emissions of SO_2 and NO_x by European electrical power companies (including specific emissions, global mix) were on the order of 1.7 and 0.6 g/KWh, respectively. (Source: "Environmental Statistics of the European Electricity Industry. Trends in Environmental Performance 2000-2002," *www.eurelectric.org*).



INTERNATIONAL

Regarding the operation of power-generation plants in Mexico, the information on atmospheric emissions of particles, sulfur dioxide, and oxides of nitrogen are summarized in the following tables.

TABLE 65

Direct particle emissions at natural-gas combined cycle plants in Mexico

Plant	Absolute emissions (t)	Specific emissions (g/kWh)
Dulces Nombres (Monterrey) combined cycle	147,740	0.02
Altamira III and IV combined cycle	144,622	0.02
ENERTEK cogeneration	31,405	0.04
Monterrey cogeneration	11,943	0.03
Total	**335,710**	

TABLE 66

Direct SO_2 emissions at natural-gas combined cycle plants in Mexico

Plant	Absolute emissions (t)	Specific emissions (g/kWh)
Dulces Nombres (Monterrey) combined cycle	75,908	0.01
Altamira III and IV combined cycle	74,306	0.01
ENERTEK cogeneration	16,136	0.02
Monterrey cogeneration	5,904	0.02
Total	**172,254**	

TABLE 67

Direct NO_X emissions at natural-gas combined cycle plants in Mexico

Plant	Absolute emissions (t)	Specific emissions (g/kWh)
Dulces Nombres (Monterrey) combined cycle	759,085	0.11
Altamira III and IV combined cycle	743,066	0.11
ENERTEK cogeneration	161,359	0.18
Monterrey cogeneration	12,769	0.04
Total	**1,676,279**	



WASTE



The most typical waste produced by the combustion process at thermal plants consists of flying ash, of which 560,300 tons were produced in 2004. This waste has a high level of reuse, with 91% being used in the production of cement and as filler materials in civil-engineering infrastructure projects, and with the remaining 9% being processed for elimination. The plants also produced 61,410 tons of furnace ash and boiler slag, which were processed for elimination.

91% of the flying ash produced was reused in infrastructure projects

SPAIN

The application since 1992 of the Mid- and Low-Activity Radioactive Waste Reduction Plan at the Cofrentes nuclear plant is enabling the plant to achieve a significant reduction in the volume produced. In 2004, Cofrentes produced a total of 147.38 cubic meters of conditioned mid- and low-activity nuclear waste.

TABLE 68

Production/reuse of ash from thermal plants

Year	Ash produced (t)	Ash reused (t)	% of production reused
2004	560,300	508,770	91
2003	517,287	429,954	83
2002	717,281	430,368	60
2001	736,000	501,000	68
2000	782,290	312,916	40
1999	633,822	310,572	49

As a point of reference, the European electrical power industry produces an annual average of 40,000,000 tons of flying ash, of which approximately 50% is reused in the construction sector. (Source: the latest available report on "Environmental Statistics of the European Electricity Industry. Trends in Environmental Performance 2000-2002," -www.eurelectric.org-).

Hazardous Waste
In accordance with current legislation, the company filed annual declarations of hazardous waste produced in 2004 by the various electricity generation, transmission, and distribution facilities and buildings in Spain. This information is provided below.



TABLE 69

Type of hazardous waste	Produced (t)	Delivered to authorized managers (t)	Stored temporarily (t)
PCB-contaminated dielectric oil	625.668	610.774	0.315
Used oils	1,515.028	1,554.631	5.850
Compressor washing water	0.000	16.180	0.000
Ash and slag	189.443	190.101	0.000
Emulsions	145.845	125.845	20.000
Packaging	58.556	58.612	0.540
Treatment-plant sludge	151.791	157.101	0.000
Materials containing asbestos	127.764	127.744	0.020
Contaminated materials	998.055	997.987	0.150
Hydrocarbon-contaminated materials	59.437	57.574	2.910
Others	99.822	95.118	0.000
PCBs	**825.972**	**825.972**	**0.000**
Batteries	35.658	31.015	0.350
Expired chemical products	7.378	7.378	0.000
Acid/alkaline solutions	1.251	1.675	0.050
Dielectric-oil transformers	0.000	0.000	0.000
Fluorescent tubes	9.370	3.960	0.349
Total	**4,851.038**	**4,861.667**	**30.534**

Elimination of PCBs
Polychlorobiphenyls (PCBs) are substances that are not produced by any of the company's activities, but rather are sold by the manufacturers of electrical equipment and are used essentially in transformers and capacitors, because of their excellent dielectric properties. Because of their harmful effects, they must be eliminated by their owners by the dates specified in current legislation.

The situation regarding the possession and elimination of PCBs at the company in accordance with the current legislation is summarized in the following chart [15].

CHART 30

PCBs pending elimination (tons)


22,000
17,724
17,000
14,855
12,000
11,283
8,656
7,830
7,000
2000
2001
2002
2003
2004



TABLE 70

Waste recycling

Year	Paperboard (t)	Glass (t)	Scrap (t)	Packaging (t)
2004	1,463.3	10.2	896	2.4
2003	583.8	4.5	11.3	0.4
2002	392	6.3	9.5	0.2

More than 6 tons of paper and 2,231 recycled toner cartridges were also consumed.

[15] The Ministry of the Environment worked during the year toward the revision of Spanish standards regarding the elimination of PCBs, which is expected to be approved in 2005. The expected revision will increase the number of pieces of equipment to be eliminated, and therefore the company has already taken the appropriate steps.

INTERNATIONAL

The volume of hazardous waste produced in 2004 by the various activities outside of Spain are indicated in the following tables.

TABLE 71

Hazardous waste produced

	Produced (t)	Delivered to managers (t)	Stored temporarily (t)
2004*	2,056.101	2,056.101	-
2003	31.597	30.99	-

*The increase in the volume of waste over the previous year is due to the placement in operation of the Altamira III and IV combined cycle plants in 2004.

TABLE 72

Types of hazardous waste produced

Type of hazardous waste	Produced (t)	Delivered to managers (t)	Stored temporarily (t)
Used oils	145.400	145.400	ND
Compressor washing water	0.000	0.000	ND
Packaging	3.521	3.521	ND
Contaminated materials	3.080	3.080	ND
Others	1,904.100	1,904.100	ND
Acid/alkaline solutions	0.000	0.000	ND
Total	**2,056.101**	**2,056.101**	**ND**

The following types and amounts of waste were collected and send for recycling:

TABLE 73

Waste recycling

Year	Paperboard (t)	Glass (t)	Scrap (t)	Packaging (t)
2004	57.78	0.24	124.5	-
2003	48.48	-	-	1.37

More than 3 tons of recycled paper were also consumed.

COMPLIANCE



SPAIN

In 2004, two environment-related legal actions were initiated against IBERDROLA for the following reasons:

The Velilla thermal power plant: An incident that occurred on May 20 in the chemical treatment area of the Group 2 cooling tower, i.e., an accidental spill of 10 cubic meters of sodium hypochlorite, which entered the Villalba reservoir. As a preventive measure, the existing facility was shut down, and a new double-walled tank with a capacity of 5 cubic meters and an alarm-equipped detection device was installed.

The Lada thermal power plant: A petition was filed for the opening of a case file with the imposition of sanctions, due to failure to comply with the upper limit on the average monthly atmospheric emission of particles in Group 3. At a meeting with governmental authorities, it was explained that the implementation of actions to eliminate sporadic episodes of violations of the limits was being sought, rather than the imposition of a sanction. IBERDROLA presented an action for this purpose.

INTERNATIONAL

In Brazil, 37 legal actions were initiated in 2004 regarding the tree pruning that was performed in order to protect electrical power lines from possible falling limbs, and another two actions were initiated claiming insufficient acoustic insulation in machine rooms.

Moreover, two legal actions were initiated in Chile against ESSAL, in connection with its water-distribution and treatment activities, for the following reasons:

- An overflow of waste water, due to an increase in the amount of rainwater in the drainage system.
- Contamination due to the presence of hydrocarbons in the potable water system. The Court of Appeals has accepted an appeal, although the company did take the necessary steps to prevent the repetition of such an incident.

ENVIRONMENTAL COSTS AND INVESTMENTS



The costs incurred in connection with the environmental activities undertaken during the 2004 fiscal year amounted to approximately 43,363,000 Euros, including the costs arising from direct and indirect activities with an environmental component, such as those pertaining to ecological fees and taxes. The overall figure also includes the costs incurred in connection with the human resources dedicated to these activities.

Direct investments during the 2004 fiscal year were 63,836,000 Euros, which sum was posted under the heading "Tangible fixed assets."

Regarding potential environmental contingencies, the Group believes that such events are sufficiently covered by the civil liability insurance policies that it has obtained, and by the corresponding reserves that it has created.

No environmental incidents were recorded in 2004 that involved the use of reserves or the exercise of existing coverage for risks and contingencies.

The figures provided below reflect the activities of IBERDROLA in Spain. The company's environmental investments in its international activities totaled 16,814,000 Euros, and the corresponding environmental costs totaled 4,101,000 Euros.

These sums relating to costs and investments earmarked in their entirety for environmental purposes were supplemented by the costs of other activities that could be characterized only partially as environmental. Therefore, the latter costs do not appear in the financial accounting system under the purely environmental headings. However, these items are very significant in terms of the overall calculations, inasmuch as they amount to approximately 60 million Euros.

TABLE 74

Environmental costs and investments

(€ thousands)

	Environmental investments	Environmental costs
IBERDROLA's activities in Spain	63,836	43,363
IBERDROLA's international activities*	16,814	4,101
Total	**80,650**	**47,464**

*Data available for Brazil and Guatemala

CLIMATE CHANGE



IBERDROLA's approach and activities involving environmental considerations are guided by the principle of caution. This standard is based on the provisions of Article 15 of the Rio Principles, which state: "To protect the environment (...) when there is danger of serious or irreversible damage, the lack of absolute scientific certainty should not be used as a reason to delay the adoption of profitable measures to prevent the degradation of the environment."

One example of this commitment to the principle of caution is the company's proactive and anticipatory policy with regard to climate change: a phenomenon that has been scientifically observed but regarding which controversy exists regarding both the relative contribution of industrial activities and the effects of those activities.

From the start, IBERDROLA has been in favor of Spain's compliance with the commitments arising from the Kyoto Protocol, for which the cost of compliance should be minimized. In order for both of these goals to be met, the following aspects must be kept in mind:

- The preservation of growth must be permitted in the industrial sectors addressed by the Emissions Trading Directive, and therefore sufficient emissions rights must be allocated to cover their emissions once the planned reduction measures have been implemented.

- Electrical power companies that have the technical capability to reduce their emission levels should have a framework that incentivizes these reductions, ensuring primarily that the power-generating companies take inot account overall cost (both operational and environmental) through the internalization of the environmental costs. ..

The position maintained by IBERDROLA would yield additional benefits, such as the following:

- It would contribute toward an increase in guaranteed supply, by incentivizing new investments.

- It is compatible with the protection of the Spanish domestic coal industry, ensuring the expected levels of production.

- It would not increase dependence on foreign power, because it would replace imported coal with gas.

- It would not require changes in the rate structure, which could absorb the cost of pollution through the use of other means (such as Competitive Transition Charges or a nuclear moratorium).

- It would not threaten the financial viability of any electrical power company.

- It has positive environmental effects on other fronts, such as a significant reduction in acid emission levels (SO_2 and NO_x).

Consequently, it would realistically and effectively protect the domestic industry, while ensuring Spain's environmental competitiveness over the medium term, inasmuch as it would facilitate the reduction of emissions and compliance with the commitments that the country has made.

National Allocation Plan

Following the approval of the European Emissions Trading Directive regarding carbon dioxide in October of 2003, on August 27 of last year Royal Decree-Law No. 5/2004 was published, which incorporates this directive into Spanish legislation.

The program implemented is based on one of the market instrument provided in the Kyoto Protocol, namely, emissions trading, which, in conjunction with the instruments based on the projected investments in clean technology in third-party countries (i.e., clean development and joint application), is one of the so-called flexibility mechanisms of the Kyoto Protocol.

On September 6, Royal Decree No. 1866/2004 was published, which approved the National Allocation Plan (NAP) for emission rights for the 2005–2007 period. This plan specifies the total number of emission rights allocated to each industry in each period, as well as the applicable procedure for their allocation, based on objective and transparent criteria.



The electrical power industry was assigned 86.4 Mt of CO_2 per year for the 2005–2007 period, including the rights for new entrants into the sector. The allocation also includes 1.6 Mt derived from the manufacture of iron and steel, which will be conveyed through electrical-power generation facilities, such that, in practice, the rights assigned to the sector will amount to 88.0 Mt. Accordingly, for the 2005–2007 period, the electrical power industry will receive 10% fewer rights than its emissions in 2002, as opposed to the 11% more for the rest of the industries addressed in the Directive.

The individual allocations for each of the facilities in the various industries were published on November 26, 2004. In the specific case of the electrical power industry, consideration was given to expected growth in the demand for electrical power and to the general distribution criteria described in Royal Decree No. 1866/2004, which was amended slightly by Royal Decree No. 60/2005, of January 21 of that year, which contained the final approval of the National Allocation Plan for emission rights for the 2005–2007 period.

According to the proposal presented by the national government, coverage of the estimated domestic demand will be satisfied in a manner that complies with the environmental objective, through the generation of electrical power using currently available technology and fuels. Therefore, the rights allocated to the power-generation facilities will represent the sum total of the actual emissions that will be produced in order to achieve this goal.

The National Allocation Plan affirmed IBERDROLA's proposal in favor of compliance with the Kyoto Protocol, and the national government recognized that the electrical power industry is the one that must make a greater effort toward reduction, through the renovation of generator plants, with the gradual replacement of coal-based power generation by more efficient technologies, such as natural-gas combined cycle plants, and the use of renewable energy sources.

This way, through the distribution of facility-based emission rights, as finally approved on January 21, 2005, technological change can be enabled in the Spanish electrical power sector in a way that allows the reduction of actual CO_2 emissions in Spain.

Climate Control Activities.
IBERDROLA's response to the problem of Climate Change, in view of compliance with the Kyoto Protocol, consists of an investment in energy that is more environmentally efficient (i.e., natural-gas combined cycle plants and the use of renewable energy sources), which in turn will mean greater security and maximal efficiency in terms of both energy and the environment, using the best technology available at minimal cost for Spain. This major investment in clean and efficient energy will lead to lower consumption of primary energy, an effective reduction in emissions, and an increase in guaranteed supply.



74% of the electricity produced by IBERDROLA during the 2004 fiscal year was free from greenhouse gases

A total of 74% of the electricity produced by IBERDROLA in 2004 was completely free from emissions of greenhouse gases. This electricity came from a group of generation plants in which non-carbon-dioxide-emitting technologies also accounted for 74% of the total installed capacity.

IBERDROLA will participate in the emissions trading that will start in Europe on January 1, 2005. Accordingly, the company will receive an annual average of 12.78 million tons of emission rights between 2005 and 2007.

Independently of IBERDROLA's participation in emissions trading, the company is in favor of the inclusion of the credits arising from the Clean Development Mechanisms in the European system for the trade in GHG emission rights, as recognized through the recent approval of the "Link Directive."

IBERDROLA's international presence, primarily in Central and South America, has made it possible for the company to analyze the feasibility of various projects undertaken by the company in various countries, as well as their emission-reduction potential.

As a result of this preliminary analysis, more than 15 projects were identified, analyzed, and classified according to their likelihood of achieving reductions in emissions. From this starting point, work was begun on the preparation of the documentation required for negotiations with the United Nations Executive Committee regarding various projects, in order to obtain Certificates of Emission Reduction (CERs) within the framework of the Clean Development Mechanisms provided in the Kyoto Protocol.

In 2004, IBERDROLA received the highest point score among all electrical power companies in a ranking prepared by the World Wildlife Fund (WWF), which analyzed the conduct of 72 major international companies which collectively produce 65% of all of the electricity generated in the OECD (see Table 75).

The companies were classified according to their production levels, sales, and investments in renewable energy sources and in natural-gas cogeneration. IBERDROLA achieved this position because of its "comparatively high percentage of renewable energy sources (...) and its future investment goals."

TABLE 75

WWF/ADENA Global ranking of electrical power companies, December 2004

Ranking	Company	Country	Point score
1	IBERDROLA	Spain	4.3
2	FPL Group	United States	4.1
3	Scottish Power	United Kingdom	3.7
4	Hydro Quebec	Canada	3.1
5	RAQ UES of Russia	Russia	3.1
6	Essent	The Netherlands	3.0
10	Electrabel	Belgium	2.7
14	Endesa	Spain	2.1
19	EDF Group	France	1.3
20	RWE	Germany	1.3
29	Enel	Italy	0.9
35	EDP	Portugal	0.7
41	EON	Germany	0.6
51	Unión Fenosa	Spain	0.4

The sub-section on action programs in Management section contains the actions that are aimed specifically at reducing distribution losses. These actions have a direct effect on the reduction of greenhouse gas emissions, because they reduce the need for the generation of electrical power.

The Energy Wisdom Program (EWP) is a voluntary initiative launched by EURELECTRIC, through which the European electrical power industry is demonstrating its proactive position regarding sustainability in terms of climate change with regard to the production, distribution, and use of electrical power. According to the most recent report (2000–2002), twelve companies from nine different countries have participated in the EWP program, including IBERDROLA, which in 1999 was the first to subscribe to this plan and subsequently was an active participant in the reports for 1990–1999/2000 and for 2000–2002. These contributions have been reflected in the various publications issued by EURELECTRIC, most recently in February of 2004.

The minimization or total avoidance of CO_2 emissions that IBERDROLA contributed to the 2000-2002 EWP report amounted to a total of 3,880,829 kt (for the year 2002), as a result of the new potential installed in 1990 and accumulated since then in the areas of wind-energy generation, natural-gas combined cycles, the development and use of both mini-hydroelectric and large-scale hydroelectric plants, the recapacitation of nuclear plants, and cogeneration facilities. This figure represents a percentage of IBERDROLA's total emissions that is significantly greater than the figure achieved by other electrical power companies in its sector.



GLOSSARY OF TERMS



Environmental activity: Any operation whose principal purpose is to prevent, reduce, or repair damage done to the environment. (Resolution of March 25, 2002, issued by the *Instituto de Contabilidad y Auditoria de Cuentas*)

AT: High voltage (HT).

BT: Low voltage (LT).

Environmental certification: Official confirmation by an accredited environmental verifier of compliance with the requirements of a particular standard and of the reliability of the data and information included in reports and documents

Cogeneration: Process based on the use of primary sources of heat to produce electrical power, with subsequent use of the residual heat.

CO_2: Carbon dioxide.

Sustainable development: Development that satisfies the needs of present generations without compromising the capacity of future generations to satisfy their own needs (Brundtland Report, 1987).

Renewable energy: Sources of energy that are periodically made available to mankind and that mankind can use and convert into energy that is useful for satisfying its needs. In other words, they are continuously renewed, unlike fossil fuels such as oil, coal, gas and uranium, of which only finite quantities available. This concept includes hydroelectric, wind, solar, biomass, geothermal, sea, and wave energy. Although they are in fact consumables, urban waste and other organic materials are usually also classified as a renewable energy. (Ref.: The European Union and the Ministry of Industry and Energy)

Eurelectric: The European Electricity Industry Union.

Eutrophication: The process of enriching waters through the addition of nutritive substances, which usually lead to growth in the production of algae and other aquatic plants.

Environmental Impact Assessment: Set of studies and technical systems that make it possible to estimate the effects that the execution of a particular project, work, or activity have on the environment (Royal Decree No. 1131/1988, of September 30).

Environmental costs: The amounts arising from environmental activities that have been performed or that need to be carried out to ensure the management of the environmental effects of an organization's operations, and the amounts arising from environmental commitments. These include the costs of pollution prevention, waste and spillage treatment, decontamination, restoration, environmental management, and/or environmental audits. (Resolution of March 25, 2002, issued by the *Instituto de Contabilidad y Auditoria de Cuentas*)

GHGs: Greenhouse gases. The group of six gases that are present in the earth's atmosphere and that cause the greenhouse effect: carbon dioxide, methane, nitrous oxide, sulfur hexafluoride, perfluorocarbons (PFCs), and halofluorocarbons (HFCs).

Demand management: Actions taken by power distribution and sales companies directly related to improving the service provided to users, as well as energy efficiency and conservation.

GW: Gigawatt (10^9 watts).

kWh: Kilowatt-hour. Unit of measure of electrical power.

Limnological: Pertaining to lakes, lagoons, and, by extension, to fresh and continental waters in general.

CDM (Clean Development Mechanism) (Mecanismo de Desarrollo Limpio, or MDL). The Kyoto Protocol establishes three mechanisms for supporting the reduction of emissions in other countries, i.e., the Clean Development Mechanism, the Joint Application, and the Sale of Emission Rights. The Clean Development Mechanism allows a country listed in Annex I to the United Nations Framework Convention on Climate Change to invest in a country not included in that annex, in order to develop projects for the reduction of emissions or for the fixing of coal. The country listed in Annex I receives the reduction credits for the project, which it then uses to fulfill its own emission-reduction commitments.

Environment: The natural physical world, including the air, water, earth, flora, fauna, and non-renewable resources, such as fossil fuels and minerals. (Resolution of March 25, 2002, issued by the *Instituto de Contabilidad y Auditoria de Cuentas*)



MT: Medium voltage (MV).

MW: Megawatt. 10^6 watts.

MWh: Megawatt-hour. Unit of measure of electrical power, equivalent to 10^3 kWh.

NO_x: Generalized symbol for various different oxides of nitrogen.

Particles: Solid emissions that may accompany gaseous emissions produced through the burning of fuels.

PCB: Term that includes polychlorobiphenyls or biphenylpolychlorides, polychloroterphenyls, monomethyltetrachlorodiphenylmethane, monomethyldichlorodiphenylmethane, monomethyldibromodiphenylmethane, and any other mixture whose total content of any of these substances is greater than 0.005% by weight. It is a family of toxic, irritating, and hard-to-degrade hydrocarbons that are used in some electrical equipment, but whose use was prohibited by EU Directive 96/59/UE, which requires their total elimination in the EU by the year 2010.

Kyoto Protocol: International protocol drawn up in Kyoto in 1997, pursuant to which signatory countries agree to reduce their greenhouse gas emissions over the period from 2008 to 2012, taking as a basis the emissions for the year 1990. Spain, together with all the other EU countries, formally subscribed to the Kyoto Protocol in 2002.

Waste: Any substance or object belonging to any of the categories listed in the appendix to the Law on Wastes, which its owner discards, intends to discard, or is obligated to discard. All materials also included in the European Waste Catalogue (EWC) are considered as such. (Law No. 10/1998, of April 21).

Hazardous waste: Waste included in the list of hazardous wastes approved in Royal Decree No. 952/1997, as well as the containers or receptacles and packaging in which such materials are or were contained, in addition to all those wastes classified as hazardous by European Community standards and by standards that the Government might

approve in accordance with the provisions of the European standards or of international conventions to which Spain is a party. (Law No. 10/1998, of April 21)



Environmental Management System: The system via which a company controls its activities, products and services that cause, or might cause, environmental impacts.

SO_2: Sulfur dioxide.

Terajoule: Unit of measure of electrical power, equivalent to 10^{12} joules (1 kWh = 3.6·x 10^6 joules)

UNESA: The Spanish Electricity Industry Association.

UNE-EN-ISO 14001:1996: International standard for Environmental Management Systems as revised in 1996 and updated in the UNE-EN-ISO 14001:2004 standard in November of 2004.

UNE-EN-ISO 9001:2000: International standard for Quality Management Systems, as revised in the year 2000.

2004 Sustainability Report





Social Report

A STRATEGIC AND COMPREHENSIVE FOCUS ON CORPORATE SOCIAL RESPONSIBILITY



Corporate Social Responsibility is the framework for the integration of IBERDROLA's policies and activities with its customers, shareholders, employees and other interest groups with which it interacts. This enables the company to carry out its activities within an advanced society that raises increasing demands upon and expectations of companies.

With the conviction that its primary responsibility is to achieve its business mission and goals with excellence, IBERDROLA has created an unbreakable link between and among the performance of its business activities as a leader in the energy industry, economic and environmental sustainability, and the progress of the society in which it takes part.

Thus, IBERDROLA believes that sustainable development is a strategic factor in its business activities and concentrates its management capacity and financial and technological potential on such develpment.

The company aims at achieving profitable growth, create value in its environment and contribute to the development of the energy infrastructure in Spain and in the other countries in which it operates, reconciling profitability with the best environmental and social practices.

IBERDROLA links its activities as a leading company with economic, environmental and social sustainability

This approach is effectively integrated into the general strategy of the company through its Strategic Plan, based on the growth in electricity generation capacity using the least polluting and most efficient environmentally-friendly technologies and on the improvement in the quality of the service it provides to its customers.

IBERDROLA carries out its business activities trying to accurately identify the demands of its interest groups and maintains close relationships with all of them, in order to incorporate their expectations into the company's strategies and policies.

To prepare the 2004 Social Report, IBERDROLA considered the following interest groups:

- Human Team
- Shareholders and Financial Community
- Regulatory entities
- Customers
- Suppliers
- The Media
- Society

Moreover, IBERDROLA prepares information relating to its natural surroundings that is contained within the Environmental Report, which is included within this document.
Each Interest Group and its relationship with IBERDROLA are described in the relevant chapter for each Group.

The company's commitments and goals are set forth explicitly in the text of IBERDROLA's **Vision Statement**, which reads as follows:

"We want to be a company which is preferred for our commitment to creating value, the quality of people's lives and care for the environment."

IBERDROLA's vision, which integrates the economic, social and environmental aspects of sustainability, is based on five values that represent firm commitments of the company:

Financial results: IBERDROLA's commitment to achieving the growth and profitability objectives outlined in the company's Strategic Plan is the means of ensuring business success and satisfying the demands and expectations of all those with an interest in IBERDROLA's present or future.

Respect for the environment: IBERDROLA's bet on clean energy is one of the pillars of our model for an energy company in the 21st century. We work to ensure that respect for the environment is perceived and recognized as a value which distinguishes and identifies us as a company.

Trust: IBERDROLA wants to be a company capable of creating trust among all those who participate in and are otherwise involved with the company, through the establishment of a permanent dialogue.

Corporate ethics and responsibility: IBERDROLA is committed to corporate governance best practices, business ethical principles and transparency in all the areas of its activities. Responsible behavior by all those who form a part of IBERDROLA members is a firm directive.

Sense of belonging: IBERDROLA works to establish solid and durable ties with its interest groups, so that they develop a sense of belonging to an excellent company of which they are an integral part and sense of involvement with its purpose.

IBERDROLA's commitments to the Vision and values of the company are not only a declaration of principles, but also part of its day-to-day practices and are integrated into the daily activities of the company and integrated into the daily management of the company in each area of business activity.

In September 2004, IBERDROLA created a **Corporate Reputation Committee.** Among its main duties, the Committee will approve and develop a reputation management model based on the balanced satisfaction of demands and expectations of the company's main interest groups.

IBERDROLA created a Corporate Reputation Committee in 2004

The following chapters set forth IBERDROLA's business principles and policies and its most relevant actions during FY 2004.

This follows a line of public reporting commenced in prior years that is highly valued by various social agents. The following table includes three evaluations of the information provided in FY 2003.

External evaluations of information on Corporate Social Responsibility (2003) by the IBERDROLA Group

- **Ranking from Actualidad Económica. July 2004**
  IBERDROLA and Telefónica were ranked first in a global evaluation of IBEX 35 companies.

- **Survey by Fundación Empresa y Sociedad. October 2004**
  Following an analysis of 40 large Spanish companies, IBERDROLA was ranked first for environmental information and second for economic/financial information.

- **Analysis by OEKOM Research. November 2004**
  Following an analysis of 37 international energy companies, addressed to entities interested in socially responsible investments, IBERDROLA was ranked third in the general ranking.

Note: all the evaluations made and published in 2004 regarding public information on corporate social responsibility have been taken into account and considered on a global basis. There may be other evaluations about partial issues that have not been included in this table

This positive evaluation of IBERDROLA's actions encourages all of the Group executives and professionals to get deeper in the subject of *Corporate Social Responsibility* (CSR) in order o integrate them into the culture of the company. The following table includes IBERDROLA's most significant initiatives in this area, highlighting the company's social commitment over the last decade.

Most significant initiatives adopted by the IBERDROLA Group aimed at developing Corporate Social Responsibility

1992: Adherence to the UNIPEDE Statement of Environmental Policy and Code of Conduct.

1995: Adoption of a Code of Conduct for the Securities Markets

1998: Adoption of the Code of Good Governance applicable to Listed Companies.

2000: Inclusion in the Dow Jones Sustainability Index of the New York Stock Exchange.

2001: Inclusion in the European Sustainability Index DJSI STOXX.

2002: Adherence to the UN Global Compact.

2002: Participation as a Founding Member in the Sustainability Excellence Club.

2003: Inclusion in the Corporate Reputation Forum.

2004: At the General Shareholders' Meeting for the previous year, shareholders decide to include IBERDROLA's CSR information in the Group's Annual Report.

2004: IBERDROLA participates in the constituent meeting of the Spanish Global Compact Association.

A number of activities take place both internally and externally for these purposes.



IBERDROLA participates in a presentation by the UN Global Compact in the Basque Country

Internally, IBERDROLA has evaluated its position with respect to the most up-to-date CSR practices. As this evaluation has been carried out by an independent firm, it has provided valuable information about the company's current practices and the elements that should be improved.

On the basis of the above, IBERDROLA has prepared a **Corporate Social Responsibility Plan.** The programs included in such plan will enable the company to perform the actions needed to consolidate its reputation as a socially responsible company.

IBERDROLA is preparing a Corporate Social Responsibility Plan

Externally, IBERDROLA actively participates in associations, forums and focus groups relating to the analysis and dissemination of Corporate Social Responsibility, collaborates with universities in summer and graduate courses, and participates in workshops and conferences of various kinds, communicating the company's practices and promoting CSR among its peers, customers and suppliers.

IBERDROLA's participation in various CSR conferences and workshops during 2004

Sponsorship of summer and graduate courses that deal with CSR:

- Universidad del País Vasco
- Universidad Autónoma de Madrid
- Universidad Nebrija

Participation in CSR forums:

- Feria Saluslaboris
- Meeting organized by Fundación AVINA
- Conference on Excellence and Quality
- National Conference on the Environment
- Fall courses by the Universidad Complutense and the Municipality of Madrid
- Sessions organized by Fundación Largo Caballero

These activities supplement the activities carried out by the company as part of its daily operating activities in its capacity as a member and participant in a number of associations (the most relevant memberships and participations are described on the following page.)



The IBERDROLA Group 2004 Social Report includes the activities of the following companies:

- IBERDROLA, S.A. and its wholly-owned electricity and gas utilities in Spain.
- COELBA, COSERN and CELPE (Brazil), ELECTROPAZ, ELFEO, CADEB, EDESER (Bolivia), ESSAL (Chile), affiliated companies in Mexico and Corporación EEGSA (Guatemala).

No material changes in the size, structure or ownership of IBERDROLA, or in the products and services sold, have taken place with respect to the 2003 Social Report, nor has there been a change in the bases, preparation criteria or calculation methods.

IBERDROLA has followed the recommendations of the "Global Reporting Initiative." Thus, the information published for FY 2004 incorporates the contents of the current GRI Guidelines.

IBERDROLA and its affiliates and managed companies are members of more than 270 associations and organizations relating to their business activities. Below is a list of the most relevant domestic and international entities:

International	EURELECTRIC
	European Energy Forum
	Electric Power Research Institute
	World Energy Council
	Conference Board
	Confederation of European Industries and Entrepreneurs
Spain	Confederación Española de Organizaciones Empresariales (CEOE)
	UNESA
	Círculo de Empresarios
	Club Español de la Energía
	Asociación Española del Pacto Mundial de las Naciones Unidas
	Asociación para el Progreso de la Dirección
	Patronato Casa de América
	Consejo Superior de Cámaras
Bolivia	Cámara Boliviana de Electricidad
	Cámara de Industria y Comercio de Bolivia
	Cámara Española de Comercio
Brazil	Associaçao Brasileira de Distribuidores de Energia Elétrica (ABRADEE)
	Associaçao Nacional de Qualidade Total
	Câmara de Comercio Americana
	Instituto Ethos
Chile	Asociación Nacional de Empresas de Servicios Sanitarios Asociación Gremial (ANDESS A.G.)
	Cámara Española de Comercio
Guatemala	Cámara de Industria de Guatemala (CIG)
	Cámara de Comercio de Guatemala
	Cámara Española de Comercio
	Asociación de Gerentes de Guatemala (AGG)
México	Asociación Mexicana de Energía Eléctrica (AMME)
	Asociación de Industriales del Sur de Tamaulipas, A.C. (AISTAC)
	Asociación Mexicana en Dirección de Recursos Humanos, A.C. (AMEDIRH)
	Cámara Española de Comercio
	Confederación Patronal de la República Mexicana

Acknowledgements:

The practices of Corporate Social Responsibility form an integral part of the culture of the IBERDROLA Group's affiliated companies. In 2004, they obtained the following awards:

COELBA	'Top Social 2004' Award for its project 'Agente Coelba', and 'Destaque no Marketing 2004' Award for its initiative of sending electricity bills written in Braille to its visually-impaired customers.
CELPE	*'Empresa amiga da criança'* Award for its extensive social work with children and adolescents.
COSERN	SESI (Industry Social Service) *'Qualidade no Trabalho 2004'* Second Prize for the implementation of social responsibility policies and measures in employment relationships.

HUMAN TEAM



The Code of Professional Conduct of the IBERDROLA Group (available at *www.iberdrola.com*) was approved by the Board of Directors on February 27, 2002 and distributed to all employees. This code establishes the criteria for guiding the conduct of professionals and the principles and values of the Group: the person, the customers, competitiveness, results, ability, honesty, loyalty and team spirit.

The application of the Code of Professional Conduct reinforces the company's ethical commitment to complying with the human resources and labor principles included in the UN Global Compact, the principles declared by the International Labor Organization and the OECD's recommendations included in its Guidelines for Multinational Enterprises.

To ensure compliance with these regulations, the Internal Audit Division evaluates and prepares an annual report on the degree of compliance with such rules of professional conduct. To date, assessments have made in 2003 and 2004, and the results were remitted, as provided in the Code, to the Audit and Compliance Committee, the Vice-Chairman & CEO, the Personnel Division and the Management Committee.

IBERDROLA complies with domestic laws protecting human rights, especially where labor is concerned. Therefore, no claims have ever been made against the company in this area.

Thus, the company reaffirms its decision to promote and comply with the principles of non-discrimination, equal opportunity, freedom of association, collective bargaining, protection of ethnic minorities, and the rejection child and forced labor.

WORKFORCE

At the end of FY 2004, 8,546 employees worked at IBERDROLA's centers in Spain; 1,871 worked at IBERDROLA's wholly owned subsidiaries in Spain and 3,133 equivalent employees worked at IBERDROLA's affiliated companies in Latin America.

CHART 31

The IBERDROLA Group's workforce in 2004

Supervisors & Technicians: 47%

Administratives: 15%

Professionals: 35

Assistants: 3%

TABLE 76

Distribution by organization

Organization	Number of employees 2004	2003	2002
Management	66	62	68
Operational divisions	7,049	7,379	7,842
Corporate divisions	1,431	1,428	1,512
Total	**8,546**	**8,869**	**9,422**

TABLE 77

Companies owned by IBERDROLA in Spain

	Number of employees		
Company	2004	2003	2002
Iberdrola Ingeniería y Consultoría	795	772	775
Iberdrola Energías Renovables	239	150	35
Inmobiliaria Apex 2000	133	125	103
Amara	287	296	230
IOMSA	263	217	96
EnergyWorks	57	53	52
Gas and other	5	7	6
Total	**1,779**	**1,620**	**1,297**

TABLE 78

IBERDROLA in Latin America (*)

	Number of employees		
Country	2004	2003	2002
Brazil	2,063	2,087	2,126
Chile	144	127	115
Bolivia	364	326	145
Mexico	262	215	190
Guatemala	300	168	167
Total	**3,133**	**2,923**	**2,743**

(*) Workforce based on IBERDROLA's stake, which can be seen in the chapter "Additional Information". The total number of employees of the companies equaled 7,146 in 2004.



In an industry characterized by a historically low female presence, the female employment rate is gradually increasing at Group companies, especially with respect to positions requiring high qualifications.

TABLE 79

Distribution by sex (%)	IBERDROLA Group	
2004	men	women
Managers and senior technicians	77.8%	22.2%
Mid-level technicians	89.2%	10.8%
Professionals, assistants and clerical	89.4%	10.6%
Total	**87.6%**	**12.4%**

TABLE 80

Distribution by sex	Companies owned in Spain	
2004	men	women
Iberdrola Ingeniería y Consultoría	69.8%	30.2%
Iberdrola Energías Renovables	86.2%	13.8%
Inmobiliaria Apex 2000	51.1%	48.9%
Amara	79.8%	20.2%
IOMSA	92.0%	8.0%
EnergyWorks	94.7%	5.3%
Gas	100.0%	0.0%



TABLE 81

Distribution by sex	Latin America	
2004	men	women
Brazil	79.1%	20.9%
Chile	88.3%	11.7%
Bolivia	91.6%	8.4%
Mexico	84.3%	15.7%
Guatemala	81.9%	18.1%

Each company of the IBERDROLA Group prepares and adopts its own management systems based on the characteristics of the industry where it operates. The policies and systems applied by the parent company are described below, even though, in certain cases, they are common to various companies.

Organizational Model

IBERDROLA's organizational model is based on professional levels and is intended to make the organization more flexible, recognize the people's real contribution to their positions and facilitate an integral management of human resources.

Job Creation

IBERDROLA creates stable and high-quality jobs. In 2004, in accordance with the Labor Plan, which was launched in 2003 to ensure generational renewal and replacement of the company's professionals, 323 new employees were incorporated, with a workforce turnover rate of 5.25%.



It should be noted that almost all employment agreements are permanent contracts (99.37%) for full-time positions (99.9%). The average age of employees is 45.8 years, while the average length of service is 20.2 years.

TABLE 82

Companies owned in Spain. 2004	Average age	Average seniority
Iberdrola Ingeniería y Consultoría	34.6	9.7
Iberdrola Energías Renovables	35.0	1.1
Inmobiliaria Apex 2000	35.7	4.0
Amara	37.1	6.5
IOMSA	29.1	3.6
EnergyWorks	37.5	6.0
Gas	29.0	0.8

TABLE 83

Latin America 2004

	Average age	Average seniority
COELBA (Brazil)	43	18
COSERN (Brazil)	40	16
CELPE (Brazil)	40	15
ESSAL (Chile)	35	5
ELECTROPAZ (Bolivia)	44	13
ELFEO (Bolivia)	42	12
EDESER (Bolivia)	35	3
CADEB (Bolivia)	40	4
IBERDROLA MEXICO	32	3
EEGSA (Guatemala)	38	9

The principles of the Recruiting and Screening Policy (available at *www.iberdrola.com*) are inspired by the Code of Professional Conduct:

- Principle of nondiscrimination and equal opportunity.
- Principle of universal recruitment.
- Principle of selection based on candidates' merits and abilities.

In 2004, IBERDROLA implemented the *Canal de Empleo* (Employment Channel) (available at *www.iberdrola.com*), a tool that allows the company to post job offers and receive job applications from other countries.

IBERDROLA works with universities and academic centers, through Educational Cooperation Agreements, offering knowledge and experience to students to facilitate their incorporation into the labor market. In 2004, 465 students participated in IBERDROLA's apprenticeship programs (Spain).

The Brazilian companies implemented the *Estágio Curricular* Program for undergraduate students. For example, 98 students participated in COELBA's apprenticeship program during 2004. COELBA also continued with the Aprendendo a Trabalhar Program, focused on promoting personal and professional development of minors from low-income families.

In 2004, 126 adolescents participated in this program. In 2003 COELBA's Program was awarded the TOP RH 2003 prize awarded by ABRH and ADVB.

Compensation Model

IBERDROLA's compensation model is linked to business profits, and its purpose is:

- To share the company's success and risks with its professionals.
- To provide equitable and competitive compensation according to the market where IBERDROLA operates.
- To recognize efforts, commitment and the creation of value.
- To value experience, energy, enthusiasm, diversity, versatility and flexibility, as well as international experiences.
- To fairly and systematically assess the results obtained.
- To provide performance-based compensation.



IBERDROLA's compensation model bases the compensation package on the following criteria:

- Flexible labor framework.
- Fixed gross salary and variable compensation based on professional levels and on evaluations of performance and goals (financial and non-financial).
- Compensation in kind and other social benefits.

In 2004, all IBERDROLA's employees participated in the variable compensation program based on an individual evaluation process.

Aware of the importance of human resources as the company's most valuable asset, IBERDROLA offers other benefits, including:

Social benefits

- Pension plans.
- Group life and accident insurance.
- Special electricity rates.
- Health assistance.
- Food assistance.



Social assistance

- Length-of-service bonuses to employees with 25 and 40 years of service. In 2004, 642 employees received this benefit.
- Special aid to employees with handicapped children or spouses. In 2004, 65 employees received this benefit.
- Scholarships to employees' children. In 2004, the company granted 389 scholarships.
- Special benefits for work-related death.
- Special advances. In 2004 the company made 193 special advances.
- Holiday apartments at seaside areas - 89% fully-booked.
- The Three Wise Men Celebration. In 2004, the company gave toys to 3,955 children of employees aged 0 to 10.

Executive Management Program
Aware of the importance of stimulating its professionals, in 2004 IBERDROLA launched a new executive management program, becoming a benchmark company in the management of Human Resources for its management team.

This program is divided into three sections: program guidelines, compensation optimization plan and professional development plan.

The program balances the nature and duties of the executive team and enables a successful development of the professional skills of such executive team.

The company organized informational sessions in order to effectively communicate the contents of such program, which sessions were attended by the entire management team.

Social benefits and assistance in Latin America
Latin American companies provide specific benefits and assistance to their employees, depending on the country and the company. However, these benefits and assistance exceed the requirements established by local legislation.

Health and life insurance and food and travel assistance are the most common benefits. These benefits also include nursery school and kindergarten aids, aids for handicapped children student grants by the Brazilian companies to stimulate the education of employees, and childbirth assistance provided by Corporación EEGSA (Guatemala).

LABOR RELATIONSHIPS

Collective bargaining and trade union representation
IBERDROLA respects employees' rights to be represented by trade unions or any other lawful representatives and to participate in negotiations to execute collective bargaining and other labor agreements.

In Spain, all employees, except executives, are covered by collective bargaining agreements (95.8%). In accordance with the commitment to social dialogue assumed by the parties, IBERDROLA's employees are represented by trade unions in various aspects of the organization and management of the company. Membership in trade unions totals 60%.

CHART 32

Trade union representation – IBERDROLA Group

UGT: 28.5%
Other: 0.5%
USO: 7.1%
ELA: 8.6%
CGT: 8.9%
CCOO: 9.7%
ASCI: 15.7%
SIE: 21.0%

CHART 34

Trade union representation - Iberdrola Ingeniería y Consultoría, S.A.


ATYP E-CC: 29.4%
UGT: 35.3%
USO: 35.3%

CHART 33

Trade union representation - Iberdrola Operación y Mantenimiento, S.A.


CC.OO:55.0%
ELA: 20.0%
UGT: 25.0%

CHART 35

Trade union representation - Iberdrola Energías Renovables, S.A.


CC.OO: 57.1%
UGT: 28.6%
ATYP E-CC: 14.3%



A parity committee (*comisión paritaria*) was created to resolve any issues or disputes that might arise from the interpretation of the Agreement and four joint subcommittees to resolve any doubt or dispute that may arise from the interpretation of the applicable regulations.

The Iberdrola Group's III Collective Bargaining Agreement was executed on July 5, 2004, is effective through December 31, 2006, and includes the following chapters:

Labor policy: focused on harmonizing the company's goal of having a structure tailored to the needs of a changing and competitive market and the employees' goal of preserving their jobs and working conditions.

Family life: To supplement the rights granted by Spanish law, the Collective Bargaining Agreement improves the current leave system, increases paid leaves, includes cohabitants, increases the breastfeeding period and the right to have reduced working hours to comply with a guardian's duties to two years. The child-care extended leave without pay was extended to 3 years, including adoption cases.

Right to information: the III Collective Bargaining Agreement increases information provided to labor representatives and has added a section relating to business transparency in labor-related issues.

Trade union elections have been held at Iberdrola Energías Renovables, Iberdrola Operación y Mantenimiento and Iberdrola Ingeniería y Consultoría. Iberdrola Energías Renovables and Iberdrola Operación y Mantenimiento's corporate relationships are subject to their specific labor frameworks, which were converted into Collective Bargaining Agreements in February 2005.

In Latin America, employees also participate in negotiations of labor-related issues with the companies through trade unions. The companies have also created the channels to communicate the plans, strategies and results to employees and to receive their inquiries and suggestions.

Workforce Reduction Plan

In July 2003, the Office of Employment and Social Issues (*Dirección General de Trabajo y Asuntos Sociales*) approved a Workforce Reduction Plan applicable to Spanish companies within the framework of the IBERDROLA Group's III Collective Bargaining Agreement.

The adoption and implementation of this universal, voluntary and non-discriminatory plan is being accomplished with the continuous cooperation and contribution of trade unions and governmental authorities.

During its period of effectiveness (through December 31, 2006), a maximum of 3,168 employees will be affected. In all cases, there is a formal notice to the interested parties, and the specific circumstances of each professional are taken into account.

IBERDROLA simultaneously implemented a Labor Plan for the generational replacement and renewal of the workforce, offering opportunities to 680 new professionals.

Disciplinary Sanctions
The collective bargaining agreement in effect in Spain regulates failures to comply with employment duties at different levels and their corresponding sanctions, as well as the disciplinary proceedings applicable in each case.

Freedom of Expression
IBERDROLA respects the principle of freedom of expression. All employees are free to express any issues that may affect their individual labor relationships and their relationships with third parties, both within and without the organization. A suggestion mailbox is available to employees to deposit their initiatives, complaints and concerns.

Employees may also submit questions, in a confidential and anonymous form, with respect to the commitments of IBERDROLA as well as the professionals themselves, under the Code of Professional Conduct.

Moreover, IBERDROLA has implemented initiatives such as the *Comparte* (Sharing) Program and meetings of employees with the Vice-Chairman & CEO, in order for management to hear employees' concerns about the company's business.

In Latin America, Corporación EEGSA (Guatemala) created a suggestion e-box where employees can direct their suggestions, concerns or inquiries. The Participatory Management model adopted by COSERN (Brazil), and COELBA's (Brazil) initiatives such as *Fale Francamente* (Speak Frankly) or *Reuniões Itinerantes da superintendencia* (Roving Management Meetings) should also be noted.

2004 Labor Environment Survey
Based on the premise that human resources are one of the most valuable assets of the company, the company is constantly concerned with its labor environment. To that effect, the company carries out regular labor environment surveys to know the professional satisfaction level of its employees and to identify areas of improvement to work on in order to increase the efficiency of the organization and the satisfaction of its employees.


Te escuchamos

A labor environment survey performed in July 2004 revealed that the labor environment has improved over previous years, with substantial improvements of views on the company's strategy, and maintaining perceptions on work organization and relationships with superiors. Personnel promotion and enhancement of professional careers have been identified as in need of improvement.

The affiliated companies in Latin American also resort to studies on the labor environment and employee surveys to prepare social reports. In 2004, COELBA (Brazil), ELECTROPAZ and ELFEO (Bolivia) and ESSAL (Chile) conducted these studies, with high employee participation levels.

Working Hours
Employees at IBERDROLA (Spain) work 37 hours a week, but starting and quitting times are sometimes flexible. The peak work season runs from June 1 to September 15.

Maternity Support Policy
Aware of the problems faced by professionals in reconciling maternity and child care with the business work, IBERDROLA wants to contribute to harmonizing maternity with a successful professional career. Thus, in 2003, a policy designed to support maternity and family was implemented consisting in the following:

- A 15-calendar-day paid maternity leave prior to the expected delivery date. 45 people have already enjoyed this benefit.
- A five-hour flexible work schedule from the expiration of statutory maternity leave to the first anniversary of the delivery date, without any salary reduction. 106 people have already enjoyed this benefit.



IBERDROLA has implemented policies to reconcile family and professional life

HEALTH AND SAFETY

For IBERDROLA, safety is a social, ethical and economic imperative integrated into how it understands sustainability and social responsibility.

Loyal to its goal of outperforming its results and with the ambitious objective to completely eradicate accidents, in 2003, IBERDROLA launched a Special Occupational Risk Prevention Plan, which is based on a maximum commitment to occupational safety and health, the main aspects of which are:

- Integration of prevention standards within the organization.
- Continuous improvement of efficiency in the prevention system.
- Promotion of training and corporate participation.
- Increased preventive monitoring of outsourced work.

In 2004 the number of accidents resulting in leaves dropped by 5%

The ongoing implementation of this Prevention Plan continued throughout 2004. The most significant actions were:

- Redefinition of the Prevention Policy, communication to employees and availability to all the parties involved (at *www.iberdrola.com*).
- The Management by Objectives program has linked the Health and Safety results to a portion of managers' compensation.
- Review of the Occupational Risk Prevention Management System seeking its continuous improvement.



- The strongest efforts have been made in the training area, reaching 68,882[1] hours, which means 8.06 training hours on prevention per employee.

- More thorough preventive monitoring of outsourced work, exercising stricter controls over both documents and information as well as execution of the work and the preventive methods used, which has translated into a reduction in the accident rate.

IBERDROLA was awarded the OHSAS 18001 Occupational Hazard Prevention Certification for IBERDROLA S.A., IBERDROLA Generación S.A., IBERDROLA Distribución Eléctrica S.A. and IBERDROLA Ingeniería y Consultoría S.A. In 2003, it successfully passed its first follow-up audit, and in December 2004, it successfully passed the second one.

Organization of prevention

Executive Responsibility
Responsibility for prevention lies with the operational business line. The executive entities charged with implementation and coordination are the Prevention Coordination Committees, which work closely with the Prevention Service. During 2004, these Committees, of which there is one for each company, have met quarterly and have become the drivers of preventive activities within the Iberdrola Group.

Prevention Service
IBERDROLA's joint corporate and multidisciplinary Prevention Service has competent employees in the four specialty areas required by government regulations. It is a technical committee that advises, supports and fosters the services of the operational area.

Participation
IBERDROLA has 38 local Safety and Health committees, in addition to a Central Committee, which have been created in accordance with the Occupational Risk Prevention Law. 258 persons participate in the committees. The committees have equal composition and the same number of representatives of the company and of employees. In 2004 the committees met quarterly. They are the most important control authority for IBERDROLA's Prevention Management System, and are the place where formal agreements with trade unions about this issue are established.



[1] Includes the training on Occupational Hazard Prevention for IBERDROLA S.A., Iberdrola Generación and Iberdrola Distribución.

Occupational Health

The company's own medical services monitor the health of employees by means of the preventive treatment of illnesses and regular checkups to monitor health. 7,294 checkups were performed in 2004, and in 97.2% of the cases the employees were fit for their job.



Health and vaccination campaigns enable the prevention of certain specific conditions and the detection and treatment of infectious diseases. As in prior years, in 2004 the company implemented a flu prevention campaign with the participation of 15.23% of employees. Due to the low levels of HIV infections, each case is dealt with individually and confidentially.

Method for recording and reporting occupational accidents and illnesses

IBERDROLA has a procedure for recording and reporting occupational accidents and illnesses that ensures strict compliance with the applicable procedure. Occupational accidents and illnesses are reported to the Prevention Service, the labor authorities and worker representatives.

Main Indicators

IBERDROLA's commitment to prevention is reflected in the continuous decrease in the employee accident rate. Thus, in 2004, the number of accidents resulting in leaves dropped by 5% from 2003. The Frequency Index,* which in 2004 was quite similar to the one in 2003, has remained well below the average figures for Spain and for the electricity industry.

The annual average of training on prevention was 8 hours per employee

CHART 36

Changes in the accident frequency index*


13
11
9
7
5
1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004
Annual index
Trend

(*) Frequency Index = Number of accidents resulting in leaves per million of hours worked

TABLE 84

Main indicators	2004	2003	2002
Accidents at work with leave	98	103	120
Accidents resulting in death	0	2	0
Days lost due to accidents	6,499	6,075	7,204
Accident frequency index	6.87	6.68	7.4
Incidence index	1.13	1.12	1.25
Severity index	0.46	0.39	0.44
Absenteeism index	2.71	2.74	2.52

Commitment to Health and Safety in Latin America
Measures to guarantee the health and safety of employees were adopted in Latin America, applying domestic occupational rules and regulations. The health and safety policies and actions reflect ongoing concerns and a commitment to improving results.

In order to plan, control, coordinate and accompany the management of preventive activities, the Latin American companies, except for Guatemala and two small companies in Bolivia, have joint Health and Safety Committees formed by equal number of representatives of the companies and of employees.

In 2004, the accident frequency index at CELPE (Brazil) dropped by 11% from the prior year. In addition, the activities of CELPE, such as *Ginástica Laboral, Prêmio de Saúde y Segurança* addressed to its employees, the *Gestão da Economia Familiar*, the *III Jornada de Segurança* program entitled "*Segurança, trabalho de todos*" or the *Encontro RSM & CIPAs* program, intended to coordinate the actions of the Accident Prevention Internal Committees with the overall health, safety and environmental management policy, should also be noted.



COELBA (Brazil) received the *Medalha de Segurançe Prata Eloy Chaves* award in 2003, which was awarded by the *Associação Brazileira das Concessionárias de Energia Elétrica* for achieving the second-best results among electricity distribution companies. Noteworthy among activities undertaken in 2004 was the organization of the *1° Feira de Saúde* and the coordination of projects for third parties within the safety framework, such as *Circo Picolino, Vida Brazil or Energia Amiga.*

PROFESSIONAL DEVELOPMENT

IBERDROLA invests both in Spain and in its Latin American affiliates in the development and training of its professionals by means of specific technical and management programs.

Reception and Integration Plan
The purpose of the Reception and Integration Plan is to welcome new employees, facilitate their adjustment and offer them a global view of the IBERDROLA Group. Two sessions attended by 76 professionals were held in 2004.

The *Programa de Ambientação* of COSERN (Brazil), and the *Programa de Tutores* developed by COELBA (Brazil) for new employees, are similar initiatives to be noted in this area.

Competency-based Professional Development Model
The *Programa Desarroll@*, program was re-launched in 2004. It is directed towards managers and technicians and its main goal is to make strengthen their to improve, stimulate their development, and consolidate values, attitudes and behavior that we want to incorporate in the culture of the IBERDROLA Group, and foster participatory leadership based on communication.

The Desarroll@ program enables each professional to propose his own Individual Development Plan, but involved managers in the preparation and follow-up of such plans.

Among new items that have been introduced is the nearly-completed process for identifying and assessing Technical Skills, which is accomplished by means of inquiries to a representative group of company professionals. This enables the cataloguing of knowledge and the identification of experts.

CHART 37

Most requested skills in the 2004 Individual Development Plans


Achieve results
13.5%
Global perspective
12.3%
Teamwork
12.0%
Personal Relationships
12.0%
Leadership
11.8%
Customer Service
11.3%
Initiative
10.2%
Personal Development
9.0%
Flexibility and change
5.5%
Innovation and creativity
2.5%
0
8
16

Within the framework of the Desarroll@ Program, an initiative intended has been implemented to identify and, if necessary, manage the professional skills of distinguished people selected on the basis of their professional behavior, their knowledge, their abilities and attitudes, their results and the commitment to IBERDROLA.

The *Boletín Desarroll@* bulletin, a tool to assist in professional development, has been made available to all employees through the *Portal del Empleado* (Employee Portal). It consists of seven areas with advice, messages and experience that enable reflection on the 9 general skills.

In Latin America, COELBA (Brazil) has a *Programa de Desenvolvimento de Potenciais* (Development of Potential Program) to identify, evaluate and develop employees with management potential.

In addition, COSERN (Brazil) has *Programa de Desenvolvimiento de Executivos* (Executive Development Program) and promotes the participation of managers in graduate-level programs.

In CELPE (Brazil), 28 persons participated in the *Programa de Capacitação de Equipes e Gestores de Projetos de P&D* training program.

Training

Continuing from 2003, the general goal of training at IBERDROLA during 2004 was to improve the performance of employees, making professionals accountable for their own development.

Supplementing the prior training methods, the Training Itinerary and Blended Learning methods have been incorporated, which have received favorable opinions.

Improvement in service quality, a strong commitment of IBERDROLA, has brought about the renewal of a signification portion of resources, which has translated into strong efforts in the Specific Training of new professionals.

More than 50% of the training events attended by IBERDROLA personnel took place at the company's own training centers. The main training figures for 2004 were:



TABLE 85

Main Indicators	2004	2003	2002
Total training hours	312,318	247,100	221,000
Attendees	22,867	19,668	20,000
No. of courses taught	2,740	2,560	2,400
Hours/Employee	34	26	21
Hours taught with own resources/total hours	64%	54%	54%
Coverage (% of employees)	75.1%	65.2%	66.5%

TABLE 86

(%)

Categories 2004	Attendees	Hours/Employee
Managers and technicians	10.6	17.9
Mid-level technicians	31.6	32.3
Clerical	4.6	4.4
Professionals	48.8	38.5
Assistants	1.0	0.7
Other	3.2	6.1

TABLE 87

(Training hours)

Training area [1]	2004
Executive management and business relations	33,777
Languages	30,929
Specific	118,303
Occupational safety and health	76,119
IT / Information Management Systems	25,817
Quality and continuous improvement /Environment	8,265
Otros	19,108
Total	**312,318**

IBERDROLA organized 160 environmental training courses in 2004

Within the framework of environmental management and improvement, the company organized 160 environmental training courses in 2004, 94 of which were taught with the company's own resources. 1,361 persons attended these training activities, which exceeded 5,600 hours.



In 2004, there were two approaches to training at IBERDROLA Mexico: (i) covering the basic needs of the business and (ii) covering the more specific needs of each position for an improvement in processes and procedures. Noteworthy is the training of personnel for bringing the La Laguna II plant into service, dedicating 33,500 hours to training activities.

The *Programa Trainee* of COELBA (Brazil), directed towards recently graduated professionals, is intended to develop their technical and human skills in different phases (*Integração, Rodício, Estágio Técnico and Projeto Desafio*).

At CELPE (Brazil), in addition to the specific training on electricity through the *Capacitação Continuada de Electricistas* program and the *Formação de Electrotécnicos* program, the *Circuito do Saber* program should be noted.

TABLE 88

2004 Training in Latin America	Hours/Employee
CELPE (Brazil)	53.60
COELBA (Brazil)	46.43
COSERN (Brazil)	78.57
ESSAL (Chile)	20.21
EEGSA (Guatemala)	19.64
CADEB (Bolivia)	5.21
IBERDROLA México	37.34

[1] Includes the training managed by the corporate training department for the entire Iberdrola Group.

MBA in Electric Utility company Management
In 2004, IBERDROLA and Universidad Antonio de Nebrija implemented the first MBA in Electric Utility company Management in Spain.

The purpose of the course is to provide participants with knowledge of electricity markets in both developed and developing countries and detailed knowledge of the economic variables and management and decision-making systems used in the energy industry. The study of the decision-making process, the knowledge of the international markets and the analysis of issues relating to sustainable development and environmental concerns are core aspects.

Sports
In 2004, and for the third year in a row, IBERDROLA participated in the 13th annual Raider's Trophy, an inter-company adventure tournament, with two teams made up of six professionals each. The company won second prize in the mixed category.

In addition, 50 of the company's professionals participated in road races in a number of Spanish cities.



IBERDROLA Group at the 13th annual Raider's Trophy

At Corporación EEGSA (Guatemala), the Triatlón 2004 (2004 Triathlon) and the *Campeonato Navideño de Papifútbol* (Christmas Soccer Tournament) should be noted.

The *Caminhada da Prevenção e da Solidaridade* (Prevention and Solidarity Walk) organized by CELPE (Brazil) is an event that enables the practice of physical activities and stimulates solidarity and social responsibility. Near 500 persons participated in 2004. Three tons of food were collected and handed to 11 entities that assist children who are in situations of social risk.

INTERNAL COMMUNICATION


Energía Positiva

Direct access to information about the company's activities, challenges and projects is one of the keys to the high degree of competitiveness of IBERDROLA's employees.

Internal communication is articulated on the basis of a number of channels that are described below. Their common purpose is to support and motivate the daily performance of the excellent human resources make up the company.

Meetings of the Vice-Chairman & CEO with Employees

More than 2,000 employees from all geographical areas and divisions of IBERDROLA attended the four meetings held with Ignacio Galán in Bilbao, Valencia, Valladolid and Madrid. Under the slogan *Un futuro lleno de energía* (A future full of energy), all of them got a fist-hand glimpse from the CEO himself about the company and its future prospects. 2004 was the third time this event has been held, and is much-awaited by the employees, as shown by the fact that approximately 97% of the attendees consider it to be a very important event.



Meetings of the Vice-Chairman & CEO with employees

Energía Interna Magazine

Energía Interna is a bimonthly in-house magazine addressed to all the company's employees. This medium, which is widely accepted, enables the dissemination of the company's goals with an enjoyable human focus, highlighting the quality and capacity of its human team.

Energía Interna is sent to the homes of both active and retired employees in order to involve their families as well. This in-house magazine is an effective tool to communicate news about the life of the company, beyond channels that are more integrated within the structure of its business activities, such as *Ibernoticias Digital* or other internal communications.

Sharing Program

The Sharing Program (*Programa Comparte)* has been another core internal communication during the year. Under the slogan *Energía positiva* (Positive energy), more than 200 meetings have been held, all of them intended to foster a higher degree of participation of employees in attaining IBERDROLA's goals. Almost all employees participated in this initiative and they were able to learn about the company's Strategic Plan, the results of the Labor Environment Survey (with the strengths detected as well as opportunities for improvement) and the challenges for 2005.

Internal Communication Channel

Making the main news of the day available to the company's managers is a key value-added service that enables them to perform their duties with better knowledge of their environment. Therefore, during FY 2004 the company launched the *Canal de Comunicación Interna* (Internal Communication Channel), a working tool designed to satisfy the growing demand for information of the mangers of a company such as IBERDROLA. By means of two daily issues (morning and early evening), the managers of the company get up-to-date information about the main news of the day, both related to the company and its industry, and to the socio-economic and political environment.

Ibernoticias Digital* and *Ibernoticias Latinoamérica

The company's employees are also a group with a growing demand for information. Therefore, *Ibernoticias Digital*, a newspaper available at the *Portal del Empleado* (Employee Portal) and updated daily, which is the employees main source of information, is continuously supported and improved.

One of the main programs of improvement to be highlighted is the historical information archive, a tool in high demand by users, which enables the quick and easy viewing of past reports.

One of the achievements for the year has been the launch of *Ibernoticias Latinoamérica*, a monthly e-paper about IBERDROLA in Mexico, Guatemala, Brazil, Bolivia and Chile. It is available in Portuguese and Spanish and may be accessed directly from *Ibernoticias Digital* of Spain.

Employee Mailbox
The Employee mailbox (*Buzón del empleado*) is an effective internal communication tool. Traffic in information has increased this year as a result of the company's efforts to make all information available to serve the needs of its employees

Christmas Card Contest
As usual, the company again organized the Christmas Card contest for employees' children in order to select the drawing that would later become the Christmas greeting sent by the company to its employees, customers, etc.

Other channels of internal communication
In addition, the company has other channels to communicate information of interest to its personnel, such as the "*Especial para nosotros*" (Special for us) section, available at the Employee Portal. Through this section, which is also regularly updated, the employees are informed of offers and services by IBERDROLA and other companies.
In 2004, the company launched specific information campaigns, such as timely and complete information about the General Shareholders' Meeting or the new framework for employee medical and health services. Other important aspects of the life of the company have been made public this year through communication campaigns led by the Vice-Chairman & CEO, Ignacio Galán.

Internal communication in Latin America
The main channel of communication in Latin America is *Ibernoticias Latinoamérica* which has been mentioned above.

Its purpose is to create an information channel among all IBERDROLA employees in the region, sharing knowledge and information to attain a better integration. In addition, it has a link to IBERDROLA's intranet in Spain, which has enabled wider communication of IBERDROLA's achievements in Latin America.

In Mexico, other internal communication actions that have been implemented are meetings with employees, where they are informed of plans, strategies, results, etc.


Ibernoticias Latinoamérica

In Brazil, the Group's subsidiaries COELBA, CELPE and COSERN launched several activities during 2004 in addition to the usual channels (internal magazine, Intranet), such as internal advertising campaigns, news alerts for employees, annual meetings, opinion and environmental surveys, sports and cultural events, etc.

Essal, in Chile, also has an Intranet and an internal magazine, and in Bolivia Electropaz has launched various internal communication campaigns and currently has an internal magazine, *Iberpaz Hoy*.

Empresa Eléctrica de Guatemala (EEGSA) has a number of channels for communication with its employees, such as the *Buzón de Comunicación Corporativa* (Corporate Mailbox) and the regular publication of bulletins, actions that translate into greater transparency and a better labor environment.

SHAREHOLDERS AND THE FINANCIAL COMMUNITY



The IBERDROLA Group has two basic elements to assist and provide an effective response to every person that has trusted in its stock:

- The Shareholders' office
- The Investor Relations Office

THE SHAREHOLDERS' OFFICE

The Office of the Shareholder offers several channels of communication for the more than 20,000 shareholders registered in its database: quarterly, through the *Boletín de Información para Accionistas* (Shareholders' Information Bulletin), and daily, through its corporate website and toll free telephone assistance call center.

Communication Channels

Shareholders' Information Bulletin

It includes a letter to the shareholders, the release of quarterly earnings, changes in the stock market and total return for the shareholder, the most significant news and a section for the most newsworthy event during in the period.

The Office of the Shareholder regularly assesses the shareholders' satisfaction level. The inclusion of a Satisfaction Survey in the Shareholders' Bulletin is scheduled for 2005, in order to carry out a subsequent study that will enable a deeper understanding of the interests of shareholders and, if applicable, to launch any new initiative that may be useful to improve the service.

Corporate Website

The investors' section of the website offers the shareholders the possibility to access contents about the stock market and dividends, the Annual Reports, earnings, conference calls, presentations, legal information submitted to the National Securities Market Commission, news, fixed income, and a special section for the General Shareholders' Meeting. They also have an e-mail address.

Telephone Assistance Service

The Office of the Shareholder has a toll free line (900 100 019) to deal with any concerns or suggestion of the shareholders. In 2004 this service answered about 28,000 inquiries, 61% of which referred to IBERDROLA's listing.

CHART 38

Breakdown of calls to IBERDROLA's shareholders' assistance line

Fixed income: 1%
Earnings and Highlights: 10%
Dividends: 12%
General Shareholders' Meeting: 16%
Changes in the Stock Market: 61%

Breakdown of calls to IBERDROLA's shareholders' assistance line

The inquiries of shareholders received through the various communications channels are handled in accordance with the *Office of the Shareholder's Procedure for Handling Inquiries, Complaints and Claims.*

The Office of the Shareholder enters any question, comment, complaint or claim into a database. After the recordation thereof, a note of incident is created.

That note is communicated to the Office of the Shareholder at the corporate headquarters, which studies the case and then contacts the shareholder personally to resolve it.

Follow-up of the case occurs later, and the response is also recorded in the database upon the close of the incident, which is kept in the database for six months.

Document Delivery Service
Shareholders as well as other persons and institutions that so request are sent the information or documentation they need in connection with their stock or the Company. If they want to receive regular information, they are included in a database for such purpose.



General Shareholders' Meeting
The Office of the Shareholder provides support in issues relating to the organization of and attendance at the General Shareholders' Meeting, fulfilling the shareholders' right to information provided for in Article 14 of the Bylaws.

The call to the General Shareholders' Meeting, any prior documentation, the agenda and business to be transacted are available on the corporate website.

In the days leading up to the Meeting, a document delivery service is available to the shareholders. At the meeting held in 2004, 776 shareholders were present in person and 54,275 were represented by proxy, totaling 55,051 shareholders, for a total of 432,842,744 shares representing 68.01% of the share capital.

The shareholders' line answered more than 4,000 calls relating to the General Shareholders' Meeting, 16% of the total calls received in 2004.

During the General Shareholders' Meeting, the Office of the Shareholder provides shareholders the opportunity to question the Board of Directors through its Chairman. Such questions are answered during question period strictly in the order in which they are made. Shareholders who are unable to attend the Meeting and wish to ask a question may also send their request.

The Call to the General Shareholders' Meeting sets forth the ways in which shareholders may access available information.

INVESTOR RELATIONS OFFICE

The Investor Relations Office deals with the daily inquiries of analysts and investors and provides information regularly by publishing it on the corporate website or sending regular communications to the investors and analysts registered in its database. The Office provides personalized assistance to analysts and investors in both fixed interest and equity securities.

It should be noted that there has been an increase in information provided to financial agents who are active in the area of Socially-Responsible Investment Funds.

Channels of Communication with the Financial Community
The level of activity at the main financial markets of the world remained high in 2004. The main axis of communications with investors and analysts is the quarterly release of IBERDROLA's earnings, which is freely available at www.iberdrola.com and which, since Q1 2004, is also transmitted in the format of a real-time bilingual video conference (Spanish and English) with the opportunity to ask real-time questions. Prior to each conference, the company sends to investors and analysts the documentation required to follow the conference through the website.

Physical presentations have been made in Madrid and London, with the presence of more than 200 analysts and investors that have had the opportunity to ask real-time questions. In the aggregate, in the four video-retransmissions for the four quarters of the year, almost 100 questions were asked and answered in real time.

IBERDROLA's website also plays a key role in the communication with the financial community through the Information for Shareholders and Investors section. In 2004, this section of IBERDROLA's corporate website received more than 50,383 visitors, which browsed approximately 475,380 pages and downloaded 550,464 items.

In addition, IBERDROLA's website includes a section within Information for Shareholders and Investors that has been developed in accordance with National Securities Market Commission Communication 1/2004 of March 17 CNMV regarding the Annual Corporate Governance Report of listed corporations and other companies that issue securities listed in official secondary markets, and other means of disclosure for listed corporations.

Communications abroad were occurred through meetings with more than 470 institutional investors in Europe, the United States and Asia, and at other presentations, that were attended by another 200 investors and analysts. In addition, IBERDROLA has had road shows in Europe, the United States and Asia. It has also held one-on-one meetings with investors and analysts abroad.

IBERDROLA has organized meetings and presentations with investors and analysts in Europe, the United States and Asia.

Moreover, IBERDROLA organizes regular meetings with analysts and investors at its offices. Meetings with more than 380 interested parties were held in 2004.

In addition, during 2004, visits to electricity generating plants were organized for investors and analysts at the Sisante wind farm, the Cortes-La Muela hydroelectric plant and the Castellón combined cycle plant.

The intense activities of the Investors Relations Division have been accompanied this year by strong performance of the shares on the Stock Exchange. IBERDROLA's shares ended the year at € 18.70, up 19.3% in 2004. Additionally, one year after it was included in the selective Euro Stoxx 50 index that groups together the 50 largest listed companies in the Euro zone, IBERDROLA increased its weight in such index to 0.9493, and showed a revaluation of 11.78% one year after it was included (September 2003 – September 2004).

Information Provided to Analysts and Investors
The central axis of the documents provided to analysts and investors is the *Quarterly Earnings Release* and the *Quarterly Earnings Brochure*, which are delivered during earnings releases each quarter. Before each release, the *Analysts and Investors Quarterly Bulletin*, IBE-WATCH, which includes information about the main operating, financial and stock exchange figures for the company's activities each quarter is released.

Moreover, 50 communications were sent to analysts and investors relating to significant information about the company in 2004.

TABLE 89

Significant events and other communications to the National Securities Market Commission (CNMV)

	Nº
Strategic investments or divestitures	2
Earnings information	8
Changes in the Board of Directors and significant	7
Releases about the company	2
Information about strategy, goals and strategic agreements	2
Other communications about significant events	22
Total	**43**



Regarding information provided to official entities, during 2004 IBERDROLA has reported 43 significant events and other issues to the National Securities Market Commission

The information provided to Analysts and Investors seeks to reflect the main points to be highlighted about IBERDROLA's Economic/Financial, Social and Environmental aspects.

Information is based on economic aspects and is centered on an analysis of each quarter's earnings. Special attention is also devoted to the communication of the most significant strategic aspects. The quarterly financial information and the strategic updates are usually included in the above-mentioned documents.

Additionally, the information provided includes sections on social and environmental issues. Specifically, a special chapter is included to reflect the most significant events relating to corporate governance. Specific points relating to Emissions Regulations are also included and the Other Events sections of the Quarterly Earnings Release includes other significant events from a social viewpoint.

Investors and Analysts Addressed by the Office of Investors Relations

Equity Investors and Analysts
IBERDROLA has a database with more than 40 analysts and more than 800 equity investors, which is updated regularly.

- **Earnings Road Shows**
  After the release of earnings for the first, third and fourth quarters of the year, road shows for analysts and equity investors were organized in Europe and the United States. About 400 analysts and investors were contacted.

- **First Road Show for Equity Investors in Asia**
  This occurred in Tokyo, Hong Kong and Singapore in order to diversity the investors base. Ten equity investors were contacted.

- **Environmental Issues Conference Call**
  On March 17, 2004, IBERDROLA held a conference call with analysts and investors to deal with two environmental issues: the New Regulation for Renewable Energy and the Proposed National Allocation Plan.

- **Other Activities**
  IBERDROLA has made presentations at a number of international industry forums, including the Edison Forum in San Diego, USA and the Edison Forum in London, where it has also organized individual meetings with investors and analysts that have so requested. IBERDROLA has also made presentations at 8 other industry conferences organized by a number of investment banks in Barcelona, Paris, London and New York.

Fixed-income Investors and Analysts
IBERDROLA has a fixed-income database with more than 25 analysts and more than 150 investors, which is updated regularly, and which is also addressed to 4 rating agencies.

- **Private Issuance of Bonds in the U.S.**
  In 2004, IBERDROLA was the first Spanish investor to access the U.S. market for the private issuances of bonds, an initiative that was followed by other Spanish companies. A road show was organized in London and the United States with fixed-income investors. More than 30 investors were contacted.

- **First Road Show with Fixed-income Investors in Asia**
  This occurred in Tokyo, Hong Kong and Singapore, seeking to diversify the investor base. Ten fixed-income investors were contacted.

- **Annual Contact with Rating Agencies**
  The company has held regular meetings with the three agencies that rate IBERDROLA: Moody's, Standard & Poor's and Fitch, which have maintained the same ratings for short-term and long-term debt as in 2003.

- **Other Activities**
  Although no public issuance occurred in the Eurobond market in 2004, the company organized a "Non-Deal Roadshow" in Europe, contacting fixed-income investors in Scandinavia, London and Italy. In addition, IBERDROLA has given presentations at credit conferences organized by Citigroup in France and by BBVA in Portugal.

Increase in the Coverage of Socially-Responsible Investing (SRI)
IBERDROLA deals with the inquiries of entities that analyze and evaluate socially-responsible investments. Some of the analysts that contacted the company in 2004 were Dow Jones Sustainability Index, SiRi, SNS Asset Management, Vigeo, Oekom and Eiris. Other analysts contacted in 2004 were CoreRatings (UK), Ethibel (Belgium) and Innovest Strategic (USA).

IBERDROLA has entered the leading group of electric utilities on the Dow Jones Sustainability World index

In addition, in 2004 the Office of Investors Relations has organized more than 30 meetings with institutions that manage socially-responsible investment funds, both in Europe and the United States. As a result of its strong efforts, IBEDROLA continues to increase its weighting in the main indexes.

IBERDROLA is within the leading group of utilities present in the Dow Jones Sustainability World Index. IBERDROLA placed first In the section relating to Investor Relations in the Economic Dimension, and this area provided a key contribution for the final rating.

Moreover, OEKOM Research, a German institute researching social responsibility, has recommended IBERDROLA for responsible investment and placed it third in its new ranking on sustainability of the global energy industry with an overall B-rating.

FTSE Group, in charge of publishing the Footsie stock market indexes, in cooperation with International Shareholder Services (ISS), a corporate governance services company, have created a new family of indexes that will assess the corporate good governance, the FTSE ISS Corporate Governance Index, and IBERDROLA, together with other companies, has been included to represent Spain.

Perception Analysis
IBERDROLA's Office of Investors Relations performs continuous follow-up of the perceptions of the main analysts regarding IBERDROLA and its European competitors.

This perception analysis is carried out through different regular reports: one daily report, two monthly reports and an annual report. Other specific perception reports are also prepared. The permanent follow-up of the market's perception about IBERDROLA enables the adoption of timely improvement measures, facilitating communication with analysts and investors.

Additionally, IBERDROLA's Office of Investors Relations wanted to know the opinions about its work directly from the analysis and investors with which it works. Therefore, in July 2004, a *Satisfaction Survey* was sent to more than 65 analysts and was completed by a large percentage of them. The results showed a high level of satisfaction. Based on the comments included in the suggestions section, the

company implemented a number of initiatives, such as visits to facilities and an increase in e-mail communications.

Awards

Best CEO of the EURO STOXX 50
On October 13, 2004, Ignacio Galán won the award for "Best Investor Relations by a CEO" among the Euro Stoxx 50 companies, given by IR Magazine based on a survey of more than 400 Euro zone analysts and investors.

IBERDROLA has won awards in the European financial markets

This award, which is recognized internationally for evaluating excellence in Investor Relations, is new recognition of IBERDROLA's work to strengthen its corporate culture on the basis of full transparency and openness to the financial community. In addition, IBERDROLA was ranked fourth in Europe and first in Spain in this area, with 533 points.

Best European Utility CEO according to the European Equities Market Report 2004
According to the results of a survey among 1,174 analysts and investors from 198 firms conducted by Institutional Investor Research Group for the European Equities Market Report 2004, Ignacio Galán has been elected, for the second year in a row, as the best CEO of the European utilities industry. In addition, the report recognized IBERDROLA as "best European electric utility" for investors and was ranked third among analysts.

For the second year in a row, IBERDROLA has been chosen as the best Spanish listed company in investors relations, according to the Thomson Extel Survey 2004
For the second year in a row, IBERDROLA has been chosen as the best Spanish listed company in investors relations, according to the Thomson Extel Survey 2004. In addition, IBERDROLA is the second-best listed European utility company in the list of the 25 top European utility companies, behind E.O.N. (Germany).

Membership in Investors Relations Associations and Organizations
Since its creation, IBERDROLA has been a member of Asociación Española de Relaciones con Inversores, AERI, the purpose of which is to promote and improve the investor relations of listed companies.



IR Magazine award

REGULATORY ENTITIES



BUSINESS PRINCIPLES

In its relationships with regulatory entities, IBERDROLA adheres to a number of business principles that govern its action in this area. These principles include:

Market
IBERDROLA believes that a competitive marketplace, in which economic players efficiently develop and manage their resources, is the best means for maximizing social well-being.

Consequently, it supports the idea that regulatory provisions should promote the deregulation of the energy market and remove existing obstacles in order for players to have equal opportunities and for end users to be able to choose the supply source that best suits their interests.

Competition
IBERDROLA believes that it is a company that can compete in a non-discriminatory market, and is opposed to all kinds of anticompetitive practices or practices that entail an abuse of market power.

Sustainable Development
Sustainable development, based upon a balance among the three aspects inherent in it –social, economic and environmental– is a cardinal principle that must govern the actions of social players.

Therefore, IBERDROLA endorses the idea that sustainable development should be the ultimate aim pursued by all regulatory provisions affecting the energy industry.

Transparency
IBERDROLA believes that regulatory provisions must be developed and applied with the utmost transparency, within a process in which all the players involved participate.

For this purpose, both the appropriate governmental authorities and the interested players must make their proposals and comments public, in at least in two rounds of comments, until regulatory provisions are finally drafted.

Efficiency
IBERDROLA believes that regulatory provisions must encourage efficiency.

In a free market, it is the market itself that promotes efficiency.

In the area of regulated business, regulatory provisions must permit the recovery of prudently incurred costs, encourage cost reduction and quality improvement, and allow consumers to benefit from efficiency gains.

European Union Market
IBERDROLA is aware of the fact that national energy markets will gradually become integrated into regional markets, and in turn, the latter will integrate with one another in order to achieve the ultimate aim of a single common market, in which the players will be able to offer their supply to a larger number of customers and customers, in turn, will be able to choose among suppliers situated in various member States, thus increasing competition.

Therefore, IBERDROLA encourages the removal of the regulatory and physical barriers that hinder the creation of the single energy market.

Long-term vision
The energy industry calls for large investments in infrastructure, with extended construction periods and a long useful life.

This is why IBERDROLA favors the existence of a predictable regulatory framework, which sends the appropriate economic signals for the long term to investors and customers alike, so that they can make the most sensible decisions.

The regulatory framework must have a forward-looking vision and avoid unsuitable practices which seek to resolve transitory issues over the short term but do not provide stability to the system or to the players that participate in it.

Commitment to Applicable Laws

IBERDROLA is a company that attaches the utmost importance to complying with applicable laws, and endeavors that all activities carried out are law-compliant. For this purpose, it regularly conducts awareness-raising and educational campaigns aimed at its employees.

REGULATORY ENTITIES

General Standards

IBERDROLA's relationship with the regulatory entities in charge of developing and enforcing regulatory provisions in the energy industry, as well as supervising the proper operation of the market, is established along two different tracks.

IBERDROLA maintains fluent cooperative relationships with the various regulatory entities

On the one hand, there are relationships geared to the enactment of regulatory provisions allowing for the development of a competitive market, with a strong business industry that is prepared to meet the demand for energy under appropriate quality and pricing conditions.

These relationships are primarily based upon frequent meetings in which a constructive dialogue is maintained, as well as upon a systematic exchange of information, knowledge and opinions that allows IBERDROLA to become acquainted with the concerns and proposals of such entities, in order to take them into account in future decisions, and also to put forward the company's own opinions and viewpoints in the legitimate defense of its interests.

To this end, IBERDROLA has set up a team of experts in regulatory matters at the corporate level, who have a general vision of the Group and specifically of the individual activities in its business divisions, and who work in an integrated and coordinated fashion.

On the other hand, IBERDROLA provides all the information required by the regulatory entities, whether it be in connection with the conduct of its usual business or as occasionally required for the performance of some evaluation or as a result of any extraordinary situation that may have occurred. IBERDROLA believes that this information must be reliable and verified, and has the proper procedures and structures in place in order to comply with these requirements.

Main Regulatory Institutions

European Community Institutions

The Commission, the Council and the Parliament of the European Union are responsible for the development of community rules and regulations that must thereafter be adopted and applied at the national level. The influence of the European Union, which is already very significant, will continue to increase as the consolidation process unfolds.

Regulatory action develops in four administrative spheres: European Community, national, autonomous community and local



Well aware of this significant influence, IBERDROLA has opened a permanent office in Brussels from which it is regularly in contact with these institutions, which also allows the company to apprise itself of the issues that are major concerns to the European authorities and of the prevailing tendencies in the area of energy policy.

National Institutions
The national institutions that have greater influence on regulatory aspects include the following:

Ministry of Economy. Responsible for the formulation of economic policy.

Ministry of Industry, Tourism and Trade. Responsible for regulatory provisions applicable to the industry.

Ministry of the Environment. Responsible for environmental regulations, many of which have a considerable impact on the energy industry. Especially noteworthy, because of its social repercussions throughout 2004, is the development of regulations relating to the fight against climate change and the implementation of trading in emissions rights.

National Energy Commission. The independent regulatory entity in charge of ensuring the proper operation of the market. During 2004, the company participated in various working groups whose goal was to obtain improvements in the regulation of the gas industry and in the electricity deregulation process.

Other governmental organizations at the national level. IBERDROLA also maintains separate relationships with other organizations that are responsible for aspects that affect the company's business, such as the Antitrust Service and the Antitrust Tribunal and the National Securities Markets Commission.

Institutions at the Autonomous Community and Local Levels
Pursuant to applicable legislation, various powers and duties that influence business in the energy industry have been assigned to the Autonomous Communities, which are also actively involved in the development of national regulatory provisions. Among such powers and duties, we can mention the approval of facilities within the Autonomous Communities, quality of supply, environmental issues, etc. Within the



Autonomous Communities, the energy and environmental areas have the greatest influence on the energy business.

Similarly, local institutions also have powers and duties in connection with the approval and construction of facilities, though such powers and duties are confined to the local level.

Being aware of the fact that it is necessary to come as close as possible to local problems in order to find the most appropriate solution, IBERDROLA has an institutional presence in most Autonomous Communities, through which presence it participates and cooperates in the development of regulations and in the scheduling of activities generally.

Other Institutions
In addition to its direct relationships with the regulatory entities, IBERDROLA participates in the regulatory process through associations. Thus, it is a member of UNESA, the association of the Spanish electricity industry. It is also a member of the marketing committee of SEDIGAS, the gas industry association.

Through UNESA, it participates and cooperates in various working groups in organizations such as EURELECTRIC (the European electricity industry association), the Regional Energy Integration Commission (CIER), and the World Energy Council (WEC).



It also participates in various technical institutions, such as those in the area of standardization (AENOR in Spain and CENELEC in Europe), transmission (CIGRED) and supply (CIRED), or in the nuclear area (WANO).

REGULATORY ASPECTS OF PARTICULAR INTEREST

Below is a description of the most significant operating aspects of IBERDROLA's activities which have been or may be relevant from the regulatory point of view, including the company's position in connection with each of them:

Quality of Supply

Since electric power cannot be stored, all the activities required for supply must be carried out simultaneously: production, transmission and distribution; therefore, it is always possible that a disruption might affect supply, whether as a result of causes inherent in the facilities themselves or due to external causes (weather conditions, third party works, etc.).

The governmental authorities establish the minimum regulatory quality levels at the individual and regional levels, as well as the action that the supply company must take in the event of failing to comply with them.

IBERDROLA is aware of how significant electricity supply is for present-day society, and therefore makes large investments in new infrastructure, efficiently operates and maintains the existing network, and makes ongoing efforts towards improving the quality of the service provided to its customers.

In general, rates of continuous supply in the geographical area covered by the company are better than those required by the applicable regulations, and ongoing efforts are made to attain higher quality levels. In those cases in which the required quality level is not achieved, the company complies with the provisions of applicable regulations.

Wholesale Market Prices

The Antitrust Tribunal has made a decision in a case initiated two years ago against Endesa, IBERDROLA and Unión Fenosa due to high prices in the wholesale market on three days in November 2001, holding that the companies used a dominant position within a context of technical restrictions.

In November 2004, the Antitrust Service notified IBERDROLA of the commencement of a similar proceeding related to the Castellón III Plant.

IBERDROLA endorses market transparency and fair competition; therefore, it believes that these situations are the product of regulations that need to be improved, supports the development of supplemental rules that contribute to that end, and hopes that Royal Decree 2315/2004, of December 23, will help clarify the operation of the markets in special situations.

Green Energy

The National Energy Commission prepared a report on the green energy advertising campaigns run by IBERDROLA. The report implies that the company abides by the electricity industry regulations. Nonetheless, the Commission requested the Antitrust Service and the National Consumer Institute to determine whether or not IBERDROLA's advertising conformed with good advertising practices.

Both organizations impliedly held these advertising campaigns to be appropriate, and underscored the good side to the sale of green energy as a new product made available to the customers.

In addition, the Court of First Instance of Madrid, with which legal actions were brought in connection with this issue by the *Organización de Consumidores y Usuarios* (Consumers and Users Organization), dismissed the claims filed by this entity.



Dual Offers

Although the Ministry of Industry and Energy acknowledged that IBERDROLA does not carry out any activities which are not permitted by law, it held that by application the rule of legal severance, the "documentary support" represented by the bill issued to electric power customers under the rate system cannot be used to inform them of the existence of joint offerings of natural gas and electricity in the deregulated market, in terms similar to those used by the various energy units. For this reason, it sanctioned the company, which has appealed the sanction and now awaits the decision of higher authorities.

Since January 2003, all customers have been deregulated and may choose among the various offerings from retail supply companies. However, there are regulatory provisions still to be developed, and therefore, retail supply companies are forced to prepare their offerings within a context of uncertainty. As an innovative company, IBERDROLA wagers on market success based upon deregulation, and it is in advocating this leading position that the company is faced with the risk of regulatory gaps.

Consequently, in the stage preceding the launch of new products, the company thoroughly analyzes their compliance with applicable regulatory provisions. In many cases, the opinion of prospective customers and various institutions and organizations is requested in advance of such launch, while at the same time trying to preserve the degree of secrecy demanded by a competitive framework.

Nonetheless, IBERDROLA will make additional efforts at communication in order to adequately explain the advantages and benefits of the new products and services offered to the market.

CUSTOMERS



IBERDROLA IN THE ENERGY MARKETS

IBERDROLA sells electricity and natural gas in Spain within the context of a deregulated market. The characteristics of this market and the results obtained are set out in the Retailing section of the Activities Report contained in this document.

IBERDROLA has more than 17 million customers in Spain and Latin America

Latin American market
IBERDROLA supplies energy in Latin America through various affiliated companies:

- Brazil: Coelba, Cosern, Celpe.
- Guatemala: Corporación Empresa Eléctrica de Guatemala-EEGSA.
- Bolivia: Electropaz, Elfeo.
- Mexico: Various generation companies.

TABLE 90

Number of customers (millions)

	2004	2003
Spain	9.6	9.4
Latin America	7.8	7.5
Total	**17.4**	**16.9**

IBERDROLA'S PRODUCTS AND SERVICES IN SPAIN

As an overall provider of energy services for households and businesses in a deregulated market, IBERDROLA offers its customers customized solutions in response to their specific needs.

IBERDROLA offers its customers electricity and natural gas. The company was the first to sell Green Energy in 2003, and by year-end 2004, it had signed 52,900 contracts with household customers and 1,100 with businesses and organizations using this product. The commitment to environmental protection was recognized in 2004, when the company was ranked in the top position by the organization WWF-Adena, which assesses the environmental responsibility of electric companies in OECD countries and Russia.

Throughout 2004, the company made progress on its multi-product and multi-service strategy and, in addition to its offerings of energy products, began to sell non-energy products that round out the company's overall offerings. Thus, IBERDROLA offers its customers a comprehensive response to their needs:

- Products and services for businesses: infrastructure installation and maintenance, continuous supply systems (generating sets, uninterrupted supply systems, quality monitoring), energy saving, advice on and management of energy contracts (energy management systems, condenser sets), and environmental improvement (environmental audits). Internet and voice and data transmission services were also offered through telecommunications operator Neo-Sky.

- Home equipment: heating, air conditioning, sanitary hot water, home automation, security (alarms, remote assistance), ADSL, and fixed telephony. In selling energy for home use, IBERDROLA offers its customers a free repair, renovation, damage and emergency service through its "*Servicio Tranquilidad*" ("Trouble-Free Service"). In addition, the Payment Protection Service covers customers for the payment of their energy bills in certain personal circumstances (accident, death, etc.).

- IBERDROLA also has a virtual store *www.mundogar.com*, which offers products and services for the home.

- During 2004, IBERDROLA continued with its active deployment of PLC (Power Line Communications) technology, which provides broad-band access to the Internet through the electric supply grid. In addition, through the company Neo-Sky, the information society has been taken to populations where Internet and broad-band access was unavailable. In addition, Neo-Sky offers businesses Internet access at 4Mb/second (more than double the speed of existing solutions) by means of LMDS (broadband wireless) technology. This company also offers access via satellite.



Although the sale of energy does not entail any kind of labeling, IBERDROLA guarantees that electricity supply complies with the regulatory provisions applicable to energy generation and supply. Moreover, IBERDROLA fulfills all labeling requirements in the sale of its other products, such as ADSL and alarms.

CHANNELS OF COMMUNICATION WITH THE CUSTOMERS

IBERDROLA makes a number of channels of communication available to its customers that allow them to be in permanent contact with the company.

It has commercial agencies, stores in Madrid and Bilbao, telephone service lines and a website, *www.iberdrola.com*; the characteristics of these channels are described in the Retailing section in this Report.

In addition, IBERDROLA sends monthly informational bulletins by e-mail to household customers, businesses, developers and installers.

In 2004, a separate PLC (Power Line Communications) website was created, which may be accessed through the company's website and provides information on the availability of service by geographical area. The website also features computer graphics showing how this technology works and provides a graphic speed comparison.

IBERDROLA fulfills its commitment to total customer focus through all the channels of communication with its customers. In this regard, there are procedures for responding to various requests made by customers, and a single procedure for all channels of communication is now being developed.

In Brazil, Coelba answers almost seven million calls on its customer service telephone line, and has more than 2.5 million visits to its website. It also has 26 agencies and 22 customer service points.

In 2004, Celpe (Brazil) answered 3.3 million calls on its customer service telephone line (up 7.6% on the prior year).

In Guatemala, EEGSA provides a 24-hour telephone service line to its customers, and receives nearly one million calls a year.

In Bolivia, Electropaz serves its customers through Fonoluz, its telephone service line, as well as at its nine agencies and on its website.

Efficiency and quality of commercial processes
In connection with electricity and gas contracting, IBERDROLA has formulated procedures and methods in order for interrelations among energy suppliers, which are a product of the energy market deregulation, to be fluent and the customer can thus get both products within the shortest time possible and under optimal conditions. Moreover, the quality of billing to both gas and electricity customers has been improved.

IBERDROLA posts a set of documented procedures on its Intranet in order for the entire organization to be aware of and apply them. This ensures the continuous improvement of performance and the organization's effectiveness in its relationship with customers.



Since 1999, IBERDROLA has performed a monthly study of quality in processes, the purpose of which is to measure customers' satisfaction with their relationship with the company.

Customer satisfaction index by processes
IBERDROLA's customer satisfaction index in contracting through agencies reached a score of 7.3 out of 10 in 2004; in the case of telephone services, the satisfaction index was 7.2, and customers' satisfaction with IBERDROLA's billing systems came to 7.1.

Customer satisfaction surveys
IBERDROLA also has various procedures designed to measure its customers' satisfaction with the service provided on an annual basis. In this way, the company obtains the information required to adequately respond to the needs and concerns of its customers and to improve its service.

Since 1993, the company has conducted the *La Voz del Cliente* [The Customer's Voice] poll, the purpose of which is to identify the quality requirements demanded by customers and to determine what their needs are.

In 2004, for the first time, IBERDROLA included a section devoted to the company's Social Responsibility in the *La Voz del Cliente* poll. Customers were asked to state what social aspects should be promoted and supported by a company like IBERDROLA and to assess IBERDROLA's degree of compliance in connection with these social aspects.

Once again this year, IBERDROLA continued to improve its customers' overall satisfaction and purchase predisposition indexes

In Brazil, Coelba conducts an annual customer satisfaction survey; in 2004, 81% of customers stated they were very satisfied with the service provided by the company.



In Guatemala, 74% of EEGSA's customers stated that they were satisfied with the company.

Overall Customer Satisfaction Index by Sectors. Spain

In 2004, IBERDROLA reached a score of 7.16 out of 10 on the overall customer satisfaction index by sectors.

IBERDROLA's Purchase Predisposition Index

The purchase predisposition index measures the market's disposition towards purchasing IBERDROLA's products and services. This index comprises aspects such as customer satisfaction, brand awareness, image, loyalty to products and services, and actual purchasing by customers.

In 2004, the purchase predisposition index was 6.51 out of 10.

Critical projects for the following year are identified on the basis of this date. At present, there are four lines of action: design and planning of offerings, sales, customer service, and strategic planning.

ETHICAL COMMITMENTS TO CUSTOMERS

Data Confidentiality

At IBERDROLA, all required measures are taken to guarantee the security and confidentiality of our customer information at all times. All personal data submitted by them is protected pursuant to the Spanish legal provisions in effect, especially Data Protection Act 15/1999.

IBERDROLA has established the organizational procedures and computer developments required to fulfill privacy policy requirements, with special emphasis on the registration of files with the Data Protection Agency, the duty of confidentiality imposed upon employees and subcontracted personnel, information to the customer in the process of gathering personal data, unequivocal consent for the treatment of such data, and responsiveness to the exercise of our customers' rights at the Customer Office.

In addition, the company has established procedures for notification and management of security issues in connection with data confidentiality throughout the entire process of treatment of customers' files, pursuant to the provisions of the Regulation on security measures applicable to computer files set forth in Royal Decree 994/1999.

The treatment of personal data by third parties as a result of the provision of services is regulated by contract, including a detailed description of the security measures that the party in charge of handling the data has the duty to implement.

Advertising and Commercial Practices

IBERDROLA maintains commercial and advertising practices which are respectful of the legitimate interest of its customers to receive accurate and true information.

During 2004, certain legal actions were commenced in connection with the Green Energy advertising campaigns conducted by IBERDROLA, resulting in decisions favorable to the company, as set forth in the "Regulatory Entities" section of this Report.

IBERDROLA is a member of the *Asociación Española de Comercio Electrónico* (AECE) (Spanish E-Commerce Association), the *Asociación para la Autorregulación Comercial* (Autocontrol) (Association for Commercial Self-Regulation), and the *Asociación Española de Anunciantes* (Spanish Association of Advertisers), whose Ethical Codes it has signed.

IBERDROLA has also signed the Ethical Code for E-Commerce and Internet Advertising, and makes this known to its customers by inserting the "*Confianza On Line*" trustmark in its website.



Awareness-raising Actions on Saving Energy and Environmental Responsibility
IBERDROLA regularly takes action intended to raise environmental awareness among its customers, in keeping with the position adopted by the company. Thus, within the context of the celebration of Environment Day, IBERDROLA distributed brochures containing advice on energy saving and environmental protection, and postcards with seeds in major Spanish cities. In addition, it sponsored mini-slots on local TV networks and the digital platform with advice on energy saving, published a CD on energy efficiency in the hospitality industry, included environmental advice in the bills issued to its customers, and distributed a Guide to Natural Areas in Spain to its customers, among other actions.

Finally, IBERDROLA prints all of its commercial communications in 100% recycled and chlorine-free paper.

SUPPLIERS



PURCHASING CAPACITY

The IBERDROLA Group has more than 50,000 suppliers for the provision of its products and services in Spain and Latin America, with whom it managed a sales volume of € 4,842 million in 2004.

TABLE 91

Spain		2004	2003
	Registered suppliers	**45,512**	**35,778**
	Spanish	42,407	33,939
	Foreign	3,105	1,839
	Placed an order during the year	**7,056**	**6,757**
Latin America			
	Registered suppliers	**18,997**	**18,674**
	Placed an order during the year	**7,305**	**6,568**

TABLE 92

Main suppliers		2004
	General Electric	Elecnor
	Gamesa	ABB
	Grupo ACS	Amara
	Grupo Schneider	Siemens
	Accenture	Grupo Electrosur

TABLE 93

€ Millions	2004 (*)	2003 (*)
Spain		
Contracting Volume	3,028	3,383
Energy	863	873
Fuel	741	627
Works and Services	585	623
Materials and Equipment	324	320
Plant Construction	370	817
Other Items	144	123
Latin America		
Contracting Volume	**1,814**	**852**

(*) Includes Iberdrola Ingeniería y Consultoría

None of the suppliers comes to 10% of IBERDROLA's total contracting volume.

MAIN PRINCIPLES UNDERPINNING THE RELATIONSHIP

The IBERDROLA Group pays special attention to its suppliers, whom it considers business partners. The Group selects supply companies which have practices and procedures in line with the aims and policies pursued by the company and fosters long-term relationships based upon mutual benefit. Moreover, it is a policy of the IBERDROLA Group to comply with contractual conditions, and no breaches have been recorded.

The principles underpinning the relationships between the IBERDROLA Group and its suppliers are as follows:

Objectiveness and Impartiality

The Code of Professional Conduct contains specific sections applicable to the professionals who participate in the purchasing process, who undertake in writing to strictly comply with them (Policies and Rules of Action in the Purchasing Division).

The procedures for the selection of suppliers are developed by complying with standards of objectiveness and impartiality, avoiding any kind of discrimination, conflict of interests or favoritism in the purchasing process at any time.

Transparency
Contracting processes are supported by systems that ensure compliance with the principles of publicity, competition, objectiveness, transparency and equal opportunity, thus contributing to the creation of the spirit of trust required by the relationships.

In December 2004, an announcement on the supplier classification system was published in the Official Journal of the European Communities, thus allowing suppliers to register in an objective and non-discriminatory fashion.

Equal Opportunity
In furtherance of greater transparency in the purchasing process, it is established that the activities of bid solicitation, reception of bids, and negotiation with suppliers all fall exclusively under the jurisdiction of the Purchasing division professionals.

Generally, and depending upon the type of acquisition, the bidding process requires a minimum of three valid bids in each call for bids.

Among other methods, the IBERDROLA Group customarily uses Internet auctions due to the transparency they afford to the process and the equal treatment and equal opportunities enjoyed by the suppliers that participate in them.

Confidentiality
The IBERDROLA Group guarantees the confidentiality and security of its suppliers' data, and avoids any alteration, loss or unauthorized treatment or access in connection with such data, pursuant to the principles of the Data Protection Act.

The Code of Professional Conduct expressly states that the prices and information submitted by providers and suppliers during a process of selection shall be treated confidentially.

Similarly, the company requires its suppliers to provide the same treatment of private data as is set forth in service agreements or contracts for the supply of equipment and materials.

REQUIREMENTS TO BE MET BY SUPPLIERS

One of the duties of the Purchasing division is to maintain the list of suppliers who are qualified to work with the IBERDROLA Group, fostering an ongoing search for new suppliers and supporting their development in areas and products of strategic interest to the company, and to ensure in the selection process the suitability of suppliers from the standpoints of social and environmental commitment, security and quality.

IBERDROLA includes environmental and social conditions among the requirements to be met by its suppliers

In Spain, suppliers and supplied products must comply with the following requirements:

Quality
The IBERDROLA Group has established that an essential requirement in the processes of production and provision of services is the implementation of standardized systems as the main tool for quality assurance.

In the case of strategic products and services, the supplier is required to have obtained ISO 9000 Certification.

With regard to equipment and materials to be used in energy supply facilities, the product must be certified under quality marks (for example, mark N of AENOR). Moreover, IBERDROLA tries to establish quality agreements with its suppliers. These agreements are established for the supplier-product unit, and require one audit per year and a review of the documentation created.

Safety
The company demands compliance with the legal provisions in effect in the area of Occupational Risk Prevention. This is stated in the IBERDROLA Group's general Conditions for the contracting of works and services.

In addition, the company evaluates the implementation of the management by standards system and encourages certification under the OHSAS-18001 Standards.

The company includes in its supply chain the "*Plan Objetivo Cero Accidentes*" ("Zero Accident Target Plan"), aimed at the complete elimination of accidents in the conduct of activities.

Environment
As part of the process of continuous improvement of its suppliers, the IBERDROLA Group promotes and encourages the implementation of Environmental Management Systems in the management of the purchasing chain, and requires such implementation by new suppliers of materials, works and services who ask to be qualified for products that are deemed critical or strategic. Along these lines, a working session was conducted in June with suppliers from the Basque Country in order to encourage the implementation and certification of an environmental management system in their business activities; this session was the first within a plan to be developed in the other Autonomous Communities throughout 2005.

In 2004, 71% of the customary suppliers of equipment and materials and 61% of IBERDROLA's suppliers of works and services had already implemented (or were in the process of implementing) Environmental Management Systems.

Moreover, in the product qualification process, suppliers must answer specific questions on waste management in their facilities, the use of contaminating materials, and final disposal of the product at the end of its useful life: reduction to scrap, recycling, etc.

The company also tries to encourage suppliers to apply Eco-design standards in the design and development of products, in line with international reference standards (UNE 150.301).

The environmental management systems that suppliers have in place are taken into account in awarding bids.

Social Responsibility
In 2002, IBERDROLA pledged its firm support for the principles of The Global Compact, an initiative that was designed and promoted by the United Nations Organization. The company has stated its firm intention of endorsing and promoting such principles dealing with human rights, the environment, labor regulations and business ethics, within the scope of its activities.

Therefore, the company fosters a responsible attitude on the part of its suppliers, and encourages them to comply with Codes of Conduct, to adhere to The Global Compact, and to ensure compliance with human, labor and environmental rights.



Among the actions taken in keeping with this commitment, especially noteworthy seminars in which the main suppliers of the company were introduced to The Global Compact, and the dissemination of the principles during the IBERDROLA 2004 Supplier of the Year Award ceremony; the company plans to extend these actions to the entire list of suppliers, encouraging them to implement an ethical and socially responsible management system.

If there is a prospective supplier in Asian countries or other developing countries, visits are made to the facilities of these companies for an on-site check on working conditions, compliance with and respect for human rights in the manufacturing processes and the supplier's duty not to employ children, and fulfillment of the requirements set by the IBERDROLA Group.

Specifically, two companies located in China were visited in 2004, with a positive assessment.

Standardization
In view of the distinctiveness of the energy industry, assurance of supply quality sometimes requires equipment, materials, works and services to comply with special requirements relating to performance and to reliable operation, safety, supply and service.

In the case of products purchased on a recurring basis, the company complies with domestic and international standards and cooperates with suppliers in the development of standards that help enhance quality in the industry.

Standards are agreed upon with the internal organizations affected by them, and they generate a codification of elements that allow for the formulation of general strategies and the management of joint purchases and master agreements with Group-level suppliers.

RELATIONSHIP CHANNELS WITH SUPPLIERS

IBERDROLA Supplier of the Year Award
In 2002, the IBERDROLA Group created the Supplier of the Year Award, an initiative aimed at contributing to Excellence in Management by the company's suppliers and focused on Sustainable Development, improvement in Quality, respect for the Environment, Occupational Risk Prevention and Social Commitment.



For more detailed information, see the Quality section in this Sustainability Report.

Supplier Assessment and Development Unit
At the beginning of 2004, the Supplier Development Unit was created within the Purchasing Division of the IBERDROLA Group, the primary goal of which is to establish optimal relationships with suppliers to ensure continuous quality improvement and also allow them to become more competitive.

Contact is also made from this unit with regional business forums in order to inform them of the company's policy, based upon the endorsement of business development and the industrial fabric in those areas in which the IBERDROLA Group carries out its activities and is present, with a increase in the number of suppliers in of the Autonomous Communities during fiscal year 2004.

The actions taken during this fiscal year include meetings held with the *Confederaciones Empresariales* (Business Confederations) of Extremadura, Cartagena and Valencia, translating the company's commitment into economic and social progress in these regions. At these meetings, appropriate channels and means of interaction were established in order to promote the engagement of local suppliers. These actions will extend to the rest of the country throughout 2005.

Additionally, the company has short-term plans to promote the contracting of suppliers through Special Employment Centers, for which reason it is now analyzing the kinds of materials and services that qualify to work with these centers and obtaining the commitment of the requisite areas to cooperate with this initiative.

Supplier Service Center
The supplier service center is equipped with a telephone switchboard as a single access point to deal with problems and questions that may arise from any supplier's commercial relationship.

Moreover, this center serves as a channel of communication for all suggestions, complaints and claims that suppliers may raise with relevant organizations in each particular case.

In 2004, the center answered 17,635 calls, which resulted in 9,400 queries with an average resolution time of 18 hours; 65% of such queries were resolved in less than 8 hours. The center also received six complaints, which were duly responded to.

The relationship channels gather comments, opinions, proposals and information provided by suppliers in connection with those aspects that entail opportunities for improvement in the relationships; the information is then appropriately channeled in order to bring it to the relevant areas involved.

Information Dissemination Campaigns
IBERDROLA informs all of its suppliers of significant events that may affect them, whether internal or external in nature.

During 2004, information was sent to works and services contractors in connection with the coming into effect of the new General Tax Law 58/2003 of December 17, as well as information regarding the new plans for Coordination of Business Activities, pursuant to the applicable Legal Framework on Occupational Risk Prevention.

Supplier Website
IBERDROLA provides a supplier portal to its suppliers through its website. Its contents are divided into two parts:

Information and Questions

This consists of two sections:



IBERDROLA's supplier website

- *General information (public access)*

This section may be freely accessed, and allows for the viewing of contracting conditions, coordination plans, lists of standards and technical manuals, as well as specific information that may be of general interest.

- *Supplier information (private access)*

Access is limited to suppliers that have a current supply contract with any of the companies of the IBERDROLA Group.

This section allows suppliers to view their orders, invoices, balances, delivery plans and work in progress, all on a confidential basis.

Operations

- *Calls for bids*

Suppliers may track the bidding process, from bid solicitation to award, view all calls for bids in which they have been invited to participate, and enter their bids.

- *Automatic submission of invoices*

This process allows suppliers to submit their invoices directly to IBERDROLA's computer system, thus avoiding unnecessary delays.

THE MEDIA



INTRODUCTION

IBERDROLA's relationships with the media are based upon transparency of information, continuous availability to respond to requests for information regarding the evolution of the company, and accurate treatment of all news related to the company.

Transparency of information and professional accuracy are two of the mainstays of IBERDROLA's communication policy

This formulation of the strategy for communication between the company and the media is primarily aimed at permitting the various groups of interest to have a true and accurate picture of the policies pursued by the Group and of the results achieved by IBERDROLA in its various fields of action at all times.

In 2004, the company continued with the extensive information efforts deployed in previous years and the efforts to communicate with and respond to journalists from IBERDROLA's various regions and fields of action who have requested information about the company. This has helped consolidate public opinion about IBERDROLA's bid for sustainable development and clean energy, its commitment to the environment and its progress in compliance with the 2002-2006 Strategic Plan.

2004 was also marked by IBERDROLA's greater presence abroad, as a result of the company's activities in Brazil, Mexico, Portugal and Greece, which has been reflected in leading foreign newspapers specializing in financial information.

Among the main informational items in 2004, especially remarkable are the company's commitment to compliance with the Kyoto Protocol and the model proposed for compliance with the EU Emissions Trading Directive in order to battle climate change, within the framework of the Group's policy of respect for the environment and development of renewable energy.

INFORMATION ISSUED

Press Releases

In 2004, IBERDROLA distributed 361 press releases to the media, which represents a 38 % increase over 2003. Of these releases, 185 (126 in 2003) were nationwide in scope, and 176 (135 the year before) were regional, up 47% and 30%, respectively.

Among such releases, especially noteworthy are those providing the following information:

Generation Division: increased energy production following investments made for the start-up of the new combined cycle plants.

Distribution Division: advance in quality of supply and investments made in the development and modernization of the electrical grid.

Supply Division: opening of the market to new customers and market share achieved, sale of green energy, multi-service offer.

Renewable Energy: investments for the start-up of new wind farms, investments made in Portugal, and acquisition of the Greek company Rokas.

Press Conferences
The reporting of quarterly and annual results, as well as the holding of the General Shareholders' Meeting, received wide coverage in the press, on radio and television, which coverage was bolstered by IBERDROLA's investments and its increasingly stronger positioning in the European energy industry.

Other specific occasions, such as the inauguration of new facilities or various other events, helped disseminate the company's activities and initiatives in the Autonomous Communities, where IBERDROLA had a stronger informational presence in 2004.

CHART 39

Distribution of press releases per geographical area


Nationwide: 51%
Valencia: 16%
La Rioja: 1%
Basque Country: 3%
Navarra: 1%
Murcia: 3%
Madrid: 2%
Extremadura: 4%
Cataluña: 1%
Castilla y León: 5%
Castilla-La Mancha: 9%
Andalucia: 3%

INTERNET PRESS-ROOM

IBERDROLA's corporate website (*www.iberdrola.com*) has become a routine channel of communication between the company and journalists carrying out their professional tasks in both the written and the audio-visual media.



www.iberdrola.com

In 2004, IBERDROLA enhanced this means of communication with the press and completed two projects: in the first quarter, it thoroughly redesigned its home page, including numerous areas highlighting all kinds of business and corporate information.

In 2004, IBERDROLA enhanced the use of the Internet as the customary channel of communication with the press

The entire section of the website devoted to journalists, called *prensa* (press), was redesigned, with the inclusion of a new menu intended to provide a real-time response to all of the media's requests for information.

More Information via the Internet
The press menu first displays all the press releases sent by IBERDROLA to the media, in both Spanish and English.

Next, there is a new service that has been requested by a large number of communication professionals: a *picture gallery*. This complete *picture gallery* consists of five sections: people, with all the top managers of the company; *facilities*, featuring generation plants, distribution and gas assets, as well as the company's offices; *brand and commercial*, which includes logos and advertising campaigns; *events*, providing a selection of events that have been most significant to the company in recent years; and *centenary company*, which displays historical images of IBERDROLA.

In the third place, there is *regular information*, which hosts all the information disseminated by IBERDROLA to its investors, shareholders, customers and the public at large.

The *webcast/presentations* section serves as a link to the videoconferences regularly held by the company's managers for analysts, and also includes the reports that IBERDROLA makes public.

In the press section, journalists can also find a link to the menu devoted to the *General Shareholders' Meeting* and another sub-section containing an extensive description of IBERDROLA's *Strategic Plan.*

Finally, under *contact us*, they are provided with contact information for persons at the Communications Division to whom they ask any questions, as well as an e-mail address to which they may send requests for information.

Increase in Use of the Service

The enhanced role of IBERDROLA's website as a channel of communication with journalists by means of an expansion of content, among other aspects, has resulted in a significant increase in 2004 in the number of visits to the press page and in the number of pages visited.

TABLE 94

	2004	2003
No. of visitors	97,676	26,358
Daily avg. no. of pages visited	1,130	757
No. of pages visited	412,325	276,633

Within the *press section*, the sub-section with most hits was *press releases*, with 52,567 visitors who viewed 231,431 pages and made 264,244 downloads, which represents more than 50% of the visitors, pages visited and downloads of documents in the entire section. These figures speak for themselves about the importance of new information technologies in the transmission of news and messages, an area that will continue to grow in the coming years and that the company will continue to enhance.



IMPACT ON THE MEDIA

The number of impacts on the media rose to 8,528 impacts on the written press, as compared to 7,887 in 2003, which represents an 8% increase. The 2003 figure does not include impacts arising from the Natural Gas Tender Offer, because this was an extraordinary event in that fiscal year that cannot be compared to 2004. The daily average of published informational items was 23.4, as compared to 21.6 at year-end 2003, without taking into account the Tender Offer effect. 43% of the impacts in the last year occurred in media of nationwide circulation, and the remaining 57% occurred in regional media.

TABLE 95

Impact on the press by subject

Subject	2004	%	2003	%
Generation	912	11	1,464	19
Renewable Energy (*)	601	7	-	-
Distribution	1,453	17	1,642	21
Retailing	513	6	503	6
Gas	172	2	367	5
International	471	6	258	3
Other business divisions	487	6	353	5
Financial and Stock Exchange	1,237	14	1,140	14
Human Resources	81	1	188	2
Corporation and Social Action	2,151	25	1,972	25
Environment (**)	450	5	-	-
Total	**8,528**	**100**	**7,887**	**100**

(*) In 2003, Renewable Energy was included in Generation
(**) In 2003, Environment was included in Corporation and Social Action

CHART 40

Impact on the press by subject (%)


Environment: 5%
Corporation and Social Action: 25%
Human Resources: 1%
Financial and Stock Exchange: 14%
Other business divisions: 6%
Generation: 11%
Renewable energy: 7%
Distribution: 17%
Supply: 6%
Gas: 2%
International: 6%

SOCIETY



IBERDROLA carries out activities of general interest to society as a part of its business. In this way, service to society is one more element of the company's strategy.

Social activities are carried out through different channels:

- In Spain, through the Companies of the IBERDROLA Group and through Fundación IBERDROLA.
- In Latin America, through its affiliated companies.

The purpose of these activities is to cooperate in the social and economic development of the environment, and they are carried out in coordination with the main economic and social players. Thus:

- IBERDROLA participates in regional development societies, technological centers and other organizations in the various Spanish Autonomous Communities and cooperates in a large number of workshops, exhibitions and other events.
- IBERDROLA wants to act in harmony with its economic environment. To that end, it has set up Advisory Councils in Castilla y León and in Andalucía involving leading representatives of major industrial and financial groups in the region.

The main purposes of the Advisory Councils are to share corporate projects, exchange management and innovation experience, and channel new initiatives in the respective geographical areas.

Fundación IBERDROLA is a key instrument in the company's strategy. Set up in 2002, its primary goal is to contribute to the general interest of society through the promotion, dissemination and support of social, cultural, scientific and technical activities.

The areas of activity established by the Foundation are the following:

- *Social action with the underprivileged*
- *Cultural promotion and publications*
- *New challenges in the corporate, energy and sustainable development areas (Foro IBERDROLA de Pensamiento Actual [IBERDROLA Contemporary Thought Forum]).*

Particularly noteworthy are the efforts made in the first of these fields (social aid), in which a direct dialogue is established with many non-governmental organizations which express their views, concerns and needs.

These initiatives have resulted in firm commitments involving various cooperation projects over several years to help different groups, such as the elderly, the sick, young people at risk of social exclusion, etc.

The Contemporary Thought Forum, acting through public workshops and debates, seeks to promote reflection on and the assessment of key issues in the social and economic dilemmas of our world, with the contribution of prestigious international figures.

Lastly, cultural promotion focuses on the dissemination in society of the historical and artistic heritage of our country and of the corpus of scientific, technological and humanistic knowledge which makes up the culture of our civilization.

IBERDROLA cooperates with social institutions and players in the socio-economic development of their environment

IBERDROLA has four Programs through which it puts these principles into practice:

- Art and Culture
- Education and Training
- Social Aid
- The Environment

Their activities are described throughout this chapter.

In 2004, growing attention was given to supporting groups that are disadvantaged due to health or disability problems, since the company believes that these problems are not unrelated to the company's business, given that they directly affect and could affect its human team and their families and, indirectly, other interest groups.

The established goal is that, in the coming years, IBERDROLA's activities to help these specific groups be on the same level as its other cultural and social activities. To achieve this goal, social actions will be promoted in line with the company's overall strategy through a specific plan focusing on social activities and based on the development of a fundamental idea resting on two pillars: actions within IBERDROLA's sphere of activities, supported by its human team.

In 2004, IBERDROLA allocated a total of € 8.6 million to the programs described above, almost 20% more than in 2003.

Affiliated companies in Latin America have also assigned financial resources to this type of activity, in varying amounts which can be seen in their own annual information.

ARTS AND CULTURE

IBERDROLA stands out because of its commitment to the rehabilitation and improvement of monuments and cultural assets. In 2004, the aggregate contributions of IBERDROLA and its Foundation to this area totaled over € 4 million.

Support for cultural organizations
The main actions in this respect in fiscal year 2004 were:

Participation in *Fundación Atapuerca*
IBERDROLA became one of the founding companies of Fundación Atapuerca, thus consolidating the support given to this ambitious project over the last few years.

The purposes of the Foundation are research into the artistic and cultural heritage of the Sierra de Atapuerca (Burgos), and the sponsorship and promotion of excavations in this mountain range.



Signing of the Agreement with Fundación Atapuerca

Fundación San Millán de la Cogolla
IBERDROLA's Chairman was appointed as a member of the Board of Trustees of Fundación San Millán de la Cogolla, in recognition of the interest in and efforts to rehabilitate and protect the monuments at San Millán, which was declared a World Heritage Site.


Appointment of Iñigo de Oriol to the Board of Trustees of Fundación San Millán de la Cogolla (La Rioja)

IBERDROLA has been cooperating with the Foundation in recent years through the restoration of the Baroque Ornamental Ironwork of the High Altar of the Yuso Monastery, and the refurbishment of the Exhibitions Hall. It is currently committed to a long-term outside and interior lighting program for the Yuso Monastery.

Participation in Fundación Baluarte

IBERDROLA became a member of the Board of Trustees of Fundación Baluarte (Navarra), whose purpose is to promote cultural activities to be carried out primarily in the Baluarte Palace in Pamplona, in order to become a driving force and cultural benchmark of the highest order in Navarra.


IBERDROLA became a member of the Board of Trustees of Fundación Baluarte

Foundations and Cultural Entities

IBERDROLA has continued to support various foundations and cultural organizations with which it cooperates.

Cultural Foundations in which IBERDROLA Participates

- Fundación San Benito de Alcántara (Cáceres)
- Fundación Rei Afonso Henriques (Zamora)
- Fundación Príncipe de Asturias
- Fundación Museo Guggenheim Bilbao
- Fundación Museo de Bellas Artes de Bilbao
- Fundación San Millán de la Cogolla (La Rioja)
- Fundación La Luz de las Imágenes (Valencia)
- Fundación Blasco de Alagón (Castellón)
- Fundación Orfeó Catalá-Palau de la Música Catalana
- Fundación Carolina (Madrid)
- Fundación Atapuerca (Burgos)
- Fundación Baluarte (Navarra)

Other Cultural Organizations That Have Signed Agreements with IBERDROLA

- Consorcio Casa de América
- Fundación Amigos del Museo del Prado
- Real Asociación de Amigos del Museo Reina Sofía
- Real Academia de la Lengua Española
- Real Sociedad Geográfica
- Asociación Amigos del Museo Nacional de Escultura de Valladolid
- Asociación de Amigos del Centro Gallego de Arte Contemporáneo (Santiago-La Coruña)
- Fundación Cultural Santa Teresa de Ávila
- Patronato Paleontológico de La Rioja

Monument Reconstruction and Lighting

The monument reconstruction and lighting program is one of IBERDROLA's salient cultural initiatives. Its main actions as part of this program in 2004 were:

Lighting of El Sagrario Church (Seville Cathedral)
IBERDROLA put in place the inside lighting of the El Sagrario Church located at the Seville Cathedral. This church was built in the 17th century. Particularly noteworthy are its sculptures of eight large figures and its central altarpiece.


Lighting of the Church of El Sagrario (Seville Cathedral)

Lighting of the Holy Door of Santiago Cathedral
IBERDROLA installed new lighting for the Holy Door of the Santiago de Compostela Cathedral. The Holy Door, the Dome and the Cathedral Balustrades that look onto Quintana square where the Holy Door is located have all been lit.

Lighting of the Royal de la Granja Palace
IBERDROLA, together with National Heritage, installed the outside lighting of the Granja de San Ildefonso Palace, in Segovia. The project included the main façade and the Colegiata façade, the entrance gardens to the Palace, the Three Graces and Cascades fountains, and the Queen's Sewing Room.

Restoration of the Miraflores Cartusian Monastery
Fundación IBERDROLA signed an agreement with Junta de Castilla y León, Fundación del Patrimonio Histórico de Castilla y León, and other institutions to carry out the comprehensive restoration of Cartuja de Santa María de Miraflores (Burgos), to be completed in 2004 and 2005.

Cooperation with the National Anthropology and History Museum of Guatemala
There have also been initiatives of interest in Latin America in the rehabilitation of monument buildings. The most significant was the cooperation of EEGSA, in Guatemala, with the National Anthropology and History Museum to prepare the drawings for the museum's electrical networks and interior electrical installations.

The monument rehabilitation and lighting program is one of IBERDROLA's main cultural initiatives


Lighting of the Granja de San Ildefonso Royal Palace (Segovia)

Other Activities

Monument Lighting Projects

- Church of El Salvador (La Roda-Albacete)
- Church of La Anunciada (Urueña-Valladolid)
- Church of El Salvador (Caravaca-Murcia)
- Panoramic elevator of Cartagena (Murcia)
- Church of Virgen de las Huertas (Lorca-Murcia)
- Palace of Justice and other monuments at Estella (Navarra)
- Church of Nuestra Sra. de Caná (Pozuelo de Alarcón-Madrid)

Monument Restoration Projects

- San Blas Chapel of the Toledo Cathedral
- Santa Catalina Parish Church (Jarafuel-Valencia)
- San Roque Chapel (Ledaña-Cuenca)

Music, Painting and Theater

IBERDROLA has continued with its policy of sponsoring various cultural events in the fields of music, painting and the performing arts.

Its main actions were:

Sponsorship of Musical Groups and Concerts

- Fundación Orquesta Sinfónica de la Región de Murcia
- Bilbao Choral Society
- Orfeón Donostiarra (Guipúzcoa)
- Magdalena Concert (Castellón)
- International "Ciudad de Valencia" Music Band Competition
- Vitoria Jazz Festival (Álava)
- Concert for Peace (Palencia)

In painting, IBERDROLA supported the Fundación Museo Ramón Gaya de Murcia, of which it is a Cooperating Member, and the Autumn Salon Prize of the Ateneo Mercantil de Valencia, which IBERDROLA has sponsored since 1998.

Its salient actions in the theater were its support of the Alcántara (Cáceres) Classical Theater Festival and its support of the Calderón de la Barca Theater in Valladolid.

In Chile, ESSAL sponsored several artistic events, including:

Events Sponsored by ESSAL

- Rubén Schneider painting exhibition
- 15th International Theater Festival 2004 (in Puerto Montt)
- 4th Cultural Film Season at Osorno
- 14th Film and Video Exhibition at Chiloé

In Brazil, COSERN sponsored several theater projects with the following titles: "Shakespeare na Rua," "Oratório de Santa Luzia" and "Bye Bye Natal."

In Bolivia, ELECTROPAZ cooperated in a concert cycle of the Chorus of the Bolivian-American Center.

Publications and Other Cultural Activities

IBERDROLA has a long tradition of publishing art, cultural, scientific and technological books, either directly or in cooperation with other organizations. In both cases, the books published usually deal with artistic-cultural or scientific-technological subjects.

In 2004, Fundación IBERDROLA published the following titles:



Book published by Fundación IBERDROLA



Fundación IBERDROLA Publications

- The Royal Family in the Spanish Navy
- Science, Technology and Education
- Principles of Sustainable Economic Development: Life, the Environment and Society
- Water and Sustainable Development
- Corporations and Civil Society
- Europe: Community of Values or Legal System?
- The Keys to Energy

In Latin America, IBERDROLA supported a large number of cultural activities, which include:

Support for Publications in Latin America

- EEGSA (Guatemala)
  - "Trip to Guatemala" (set of 23 tourist guides)
  - "Guatemala, a nature paradise"
- COSERN (Brazil)
  - "Matas Potiguares - Nature & Surrealism"
  - "Culture Yearbook"
  - CDs with music by J. Baiano and V. Oliveira
- ESSAL (Chile)
  - 10th Book Fair in Puerto Montt

In Brazil, COSERN sponsored a number of projects with a broad cultural spectrum and aimed at a widely varying public:

- Museu da Luz: Museum of the history of electricity in the Brazilian state of Rio Grande do Norte.
- Operart Project: A cultural space offering art and activities for the needy.
- Casa da Ribeira: Theater performances, videos and exhibitions.
- Circo da Luz: a traveling cultural event which also includes training actions.

Also in Brazil, COELBA carries out a number of similar activities, included in two large programs:

- Culture: Theater, dance, literature, circus, etc.
- Cultural events under the Cultural Incentives Law (Rouanet Law): Symphony Orchestra, theater, etc.

ELECTROPAZ (Bolivia) supported the use of the Kusillo Museum, sponsoring the visit of over 4,000 schoolchildren.

EDUCATION AND TRAINING

One of the main goals of IBERDROLA's social activities, in their broadest sense, is to improve the education and training of groups in the company's social environment.

IBERDROLA supports initiatives to achieve excellence in the education and training of persons in the company's social environment

Different priorities are set, depending on the countries. In Spain, these activities focus on support for universities, while in Latin America, attention is paid primarily to more basic training focused on helping young people enter the job market.

In Spain alone, the resources allocated to these issues in 2004 were approximately € 1 million.

Support for Universities

IBERDROLA supports universities in different ways:

- Through cooperation agreements with universities and their foundations.
- By sponsoring masters programs, specialized postgraduate courses and summer seminars and courses.
- By sponsoring research work through university chairs and lecture halls.

Particularly significant activities in 2004 included the following:

Prince of Asturias Chair in Science and Technology at the University of New Mexico
The University of New Mexico in Albuquerque (United States) is considered one of the five best US universities in supercomputers and the world leader in optoelectronics and microelectronics.

The Prince of Asturias Chair in Science and Information Technology, sponsored by IBERDROLA together with the US Embassy in Spain, was created in 2003. The Prince and Princess of Asturias, Don Felipe and Doña Leticia, inaugurated the chair in 2004 and attended the ceremony in which IBERDROLA's Chairman, Iñigo de Oriol, was awarded the New Mexico University Medal.

Cooperation with Fundación San Benito de Alcántara
IBERDROLA and Fundación San Benito de Alcántara sponsored four international courses at the Universidad de Extremadura in 2004. The courses, given at Fundación San Benito de Alcántara, dealt with European and Brazilian social economy models, energy and environmental strategies, cultural tourism and various art forms


FUNDACIÓN SAN BENITO DE ALCÁNTARA

Agreements with Universities
IBERDROLA has continued to support and promote various activities (masters programs, courses, etc.) in cooperation with different universities. In 2004 it sponsored this type of program at 16 universities and 7 university-related foundations.


Universidad
Antonio de Nebrija

Assistance to Other Institutions
IBERDROLA also supports other institutions doing research in the corporate and technology fields.

It takes an active role in Fundación COTEC, a Foundation for Corporate Technological Innovation, founded in 1992 and inspired and promoted by H.M. the King, who is its Honorary Chairman.

It also cooperates with a large number of foundations, forums and associations involved in the scientific, corporate and cultural development of Spain.

IBERDROLA is also a member of the Spanish Committee of the World Energy Council, and cooperates with Fundación de Estudios Financieros (FEF) and Fundación de Estudios de Economía Aplicada (FEDEA).

Fundación IBERDROLA's Contemporary Thought Forum
The Foundation Forum has two work programs in progress in 2004:

- Sustainable development and energy.
- Enterprises and civil society.

Two social research projects were launched in 2004:

- Innovation and Research Universities. This is a study of the reality of research in Spain and how to organize, motivate and foster an effective research and innovation system.
- Values in Europe and European construction. Its purpose is to analyze the European identity, the philosophical and moral crisis of European civilization, universities, liberal democracy and the current state of European construction.

Two international public workshops were held in 2004:

- Europe: Community of values or legal system?
- Public responsibility and social action, a new corporate philosophy.

Training in Electrical Safety and the Efficient Use of Energy
IBERDROLA has, directly or through other organizations, taken initiatives to train facilities technicians and experts and to inform users regarding the most significant issues relating to safety and efficient use of electricity.

The main work done in this area in 2004 was:

- "*Tren de la Energía*" (Energy Train): an initiative of the Ministry for the Environment which was joined by IBERDROLA. Its purpose was to extend and disseminate the notion of rational use of energy and to foster the use of alternative energy.
- Campaign to prevent electrical risk when working close to High Voltage Lines, held in the Community of Madrid, during which 2,500 pamphlets were distributed to contractors and a special telephone line was made available round the clock.


Prevención
del riesgo
eléctrico

- Technical Workshop on preventing risks at electricity supply facilities, held at the *Gabinete de Seguridad e Higiene en el Trabajo* (Occupational Safety and Health Cabinet) in Valencia.
- Electrical safety campaigns were held in Castilla y León to prevent incidents in three specific types of installations: irrigation facilities, works near underground lines, and temporary supply for public celebrations. Electrical safety courses were also given to members of the Fire Brigade in Valladolid.
- "Workshops on Risk Prevention at Electrical Facilities" were held in Murcia in cooperation with the Institute for Occupational Safety and Health, aimed at Confederations of Companies, Professional Associations and Municipalities.
- The company took part in informational seminars with electrical installers in La Rioja.

- In cooperation with the *Dirección General de Industria* (General Board of Industry) of the Community of Madrid, a general information campaign ("Use Energy Well") was launched, addressed at residential users. 600,000 informative leaflets were distributed together with electricity bills.


la energía
Saldrá ganando

In Brazil and Guatemala, COELBA, COSERN, CELPE and EEGSA promoted a large number of initiatives on this subject.

- The main activities undertaken by COELBA were:

  Consulting and training to enhance efficiency in power management at various municipalities and industrial facilities.

  Educational talks on the safe use of electricity ("*COELBA on your side*" and "*Agent COELBA*" *programs*).

  Coordination of the national accident prevention campaign (Brazil Life Project), and the training of educators of the Public Teaching Network and other institutions (SOS Energy Project).

  Dissemination of the principles of electrical safety to the population through a traveling montage ("Picolino Circus" project).

- COSERN's actions were:

  Efficient energy use workshops at schools and municipalities in 33 cities of the state.

  Special attention was given to communities located close to electricity substations.

  Distribution of "low-consumption bulbs" to replace others with greater energy consumption. Over 140,000 such bulbs were distributed to over 98,000 customers in the last four years.

- CELPE built the "Energy Partners Educational Space," refurbishing its former Operations Center in Recife. The purpose of the space is to train multiplying agents in the rational use of energy and the preservation of the environment (teachers, students, trade unions, etc.). The Center has trained 145 institutions and 10,000 persons.

  It is also carrying out its "Service to Special Communities" Program, where a CELPE team advises 300 communities of the state on high quality and safe supply of electricity.

- EEGSA took part in the energy and fuel saving campaign promoted by the Ministry of Energy and Mining of Guatemala. It also launched its own advertising campaign on the efficient use of electricity.

Training for Young People
IBERDROLA pays particular attention to training young people through the following major initiatives:

- Cooperation agreements with educational centers for in-house training at IBERDROLA. In 2004, 465 young people received this additional training.

TABLE 96

Educational cooperation	2004	2003	2002
University degrees	295	192	251
Diploma holders	125	65	69
No formal qualifications	45	49	35
Total	**465**	**306**	**355**

- The company introduced the *Computers for all* and *Languages* educational programs for children of IBERDROLA's employees, which were attended by 210 children from seven to fifteen.

- Cooperation in *The Path of Energy* educational project based on publications and other activities carried out in several Autonomous Communities. It is aimed at the educational sector (*ESO* [Compulsory High School] and upper secondary school teachers and students) and designed to enhance knowledge of the various available sources of energy: electricity, gas, oil, etc.

IBERDROLA's affiliated companies in Brazil and Guatemala have also devoted efforts to training young people.

- COELBA and CELPE participate in the "Junior Achievement do Brasil" Association, an NGO whose purpose is to enhance entrepreneurship in young people, guiding them towards self-employment.

- CELPE participates in the "Quality in Teaching Institute," a non-profit organization managed by the Sao Paulo American Chamber of Commerce with a view to improving the learning process at public schools.

  The following actions are also worth noting:

  - CELPE Volunteer School (promotion of educational activities in communities).

  - Reading Room project (gifts of libraries to charitable institutions in the state of Pernambuco).

- COELBA held courses and seminars, which included:

  - Young Citizen Program.

  - Friendly Energy Project (a cultural competition held at schools).

- COSERN cooperates with FUNDAC, providing supplemental training to teenagers of poor families.

- EEGSA donated computer and office equipment to several educational centers.

SOCIAL AID

In order to improve the living conditions of underprivileged social groups and people in its social environment, IBERDROLA is involved in a number of social aid and cooperation activities.

IBERDROLA assists the underprivileged through the actions of its foundation in Spain and of its affiliated companies in Latin America

In 2004, the volume of resources used for this purpose in Spain was over € 1.8 million, aggregating the contributions of IBERDROLA and its foundation.

The company's social aid policy is carried into practice through the following activities:

- Participation in non-profit social organizations as a member or as member of the Board of Trustees.

- Direct social aid actions through Fundación IBERDROLA and companies members of the Group.

- Cooperation with a wide range of social organizations in socially relevant projects.


IBERDROLA

Projects of Fundación IBERDROLA
In 2003, Fundación IBERDROLA issued the first call for tenders for Aid for Social Projects; 4 projects were selected. These activities of the foundation were further consolidated in 2004, and 11 projects were in progress at year-end. The subject matter of the projects and the institutions cooperating in them are:

- Inter-generational contact and social and health assistance for the elderly at their homes (cooperating NGO: Solidarios para el Desarrollo).
- Immigration _ Ghetto or hope (cooperating NGO: Fundación Tomillo).
- Program on access to mental health resources for the homeless (Cooperating NGO: Fundación RAIS-Red de Apoyo para la Integración Sociolaboral).
- ESPERI project, for young people with behavioral disorders (Cooperating NGO: Fundación O'Belén).
- Transfer of knowledge in social and employment intervention processes with persons with disabilities (Cooperating NGO: Fundación Lantegi Batuak).
- "Science, Technology and Education" workshops, designed to find educational solutions that couple scientific and social development (Cooperating NGO: Fundación Europea Sociedad y Educación).
- "The rural area from the Duero line" project to enhance learning and entrepreneurial activities in the Arribes del Duero region (Cooperating NGO: Fundación Encuentro).
- AVALIVER, directed towards Alzheimer-related institutions (Cooperating NGO: Fundación Alzheimer España).
- Improvement in the operational structures of FEISD to make progress in the actual entry into the job market of people with disabilities (Cooperating NGO: Federación Española de Instituciones para el Síndrome de Down-FEISD).
- Freeing the elderly and the sick from Alzheimers (Cooperating NGO: Confederación Española de Organizaciones de Mayores-CEOMA).
- "Talento" Project: White Paper on the training itineraries of young people with mental disabilities (Cooperating NGO: Asociación de FEAPS para el Empleo de Personas con Retraso Mental-AFEM).

Support for Social Institutions and Activities:
In 2004, IBERDROLA continued cooperating with various foundations and organizations.

Fundación Empresa y Sociedad
The company has been a member of the Board of Trustees of Fundación Empresa y Sociedad since 1997. It has therefore undertaken the commitment of improving social action strategy and practices at IBERDROLA, of publicizing them transparently and of supporting social activities within the corporate sector.


EMPRESA Y SOCIEDAD

Fundación Energía sin Fronteras
IBERDROLA has been cooperating regularly with Fundación Energía sin Fronteras. This organization was set up as a result of the initiative of a group of energy professionals who contribute their knowledge and experience pro bono to achieve the goal of the foundation. Its purpose is to extend and facilitate access to energy and drinking water to regions where they are not currently available or where they exist under precarious conditions.

Fundación + Familia
This foundation comprising large families secures the supply of IBERDROLA products (energy solutions –gas and electricity– and other products) on advantageous terms.

Special Olympics. Seville 2004
Special Olympics is an international non-profit movement whose primary aim is to foster the personal development and integration of people with mental disabilities. It has been recognized by the International Olympic Committee and is present in 161 countries.


SEVILLA 2004

IBERDROLA was one of the main Sponsors of the 2004 Seville National Games, in which over 1,600 athletes and technical personnel and over 500 volunteers took part.

Other Activities
IBERDROLA has cooperated with many initiatives for assistance to the disadvantaged, promoted by various social institutions providing social assistance in general (the Red Cross, etc.) and assistance to families and children (UNICEF, etc.).

The company has also cooperated with organizations providing assistance against drug addiction (Fundación Etorkintza, "Proyecto Hombre," etc.).

Social Aid in Latin America
IBERDROLA's Latin American affiliated companies have been carrying out intense social activities in their respective communities.

An example are the Brazilian companies (COELBA, COSERN and CELPE), which have put in place a system to raise funds for assistance through the electricity bill, whereby they collect voluntary gifts from customers for certain charitable institutions.

Salient actions in 2004 were:

COELBA gave significant support to various institutions working on health and social assistance to the needy, which included:

- Obras Sociales Irma Dulce (Institute for health, education and social assistance) which has the largest philanthropic hospital in Brazil).
- Instituto de Ciegos de Bahia (for the visually impaired up to age 21).
- Liga Bahiana contra el Cáncer (Arístides Maltez Hospital).
- Axé Project (Center for the defense and protection of children and teenagers).
- House for the support and assistance of carriers of the AIDS virus, the Organización de Auxilio Fraterno and the Centro Expírita Camino de Redención.

CELPE has focused primarily on assistance to young people, cooperating with various initiatives:

- Energía Solidaria Project (promotion and support for the activities of volunteers working with children, teenagers and young people of the state of Pernambuco by CELPE employees and relatives).
- Movimiento Pro-Criança (an NGO whose mission is to improve the standard of living of abandoned or at-risk teenagers and young people).

- 4th CELPE Children's Festival (for the benefit of 1,000 children from special communities).

- Blood donation and food gathering campaigns.

COSERN took part in the work of various organizations:

- Casa del Menor Trabajador (serves over 500 children without any resources).

- Natal Voluntarios (an NGO that promotes and carries out volunteer programs).

ESSAL (Chile) has been regularly supporting various initiatives, which include:

- Corporación de Ayuda al Niño Limitado -COANIL- (an organization that helps people with mental disabilities who have been abandoned by their families).

- Fundación Integra X Región (through its day-care center network, it helps 6,000 children of the Los Lagos Region who are at social risk).

- Traditional Coverage Program (a system for low-income ESSAL clients, designed to facilitate their connection to drinking water and sewage services, dividing the connection price into monthly installments that are charged on the bill).

In Bolivia, ELECTROPAZ helped locate missing children by publishing their pictures and personal information on the electricity bill.

The Latin American companies generally make gifts to social welfare institutions such as the Red Cross or the Desarrollo Integral de la Familia (Total Family Development) organization in Mexico.

THE ENVIRONMENT

IBERDROLA's commitment to environmental protection is one of the strategic pillars of the company, as shown by its annual publication of an Environmental Report since 1996, the 2004 version of which is part of this Report.

In addition, the company is active in environmental sponsorship and patronage, and allocated € 700,000 to these activities in 2004.

Support for Environmental Organizations
IBERDROLA cooperates with a number of public and private institutions in promoting various environmental initiatives.

The following are particularly relevant:

Rey Jaime I Awards
IBERDROLA participates in the Rey Jaime I Awards, created at the initiative of Fundación Valenciana de Estudios Avanzados, under the patronage of H.M. the King.

Their purpose is to recognize the scientific merit of Spanish persons or research groups working mostly in Spain.

They are awarded in five categories, and IBERDROLA has sponsored the Environmental Protection Prize since 1995.



Sustainability Excellence Club
IBERDROLA is a founding member of the *Club de Excelencia en Sostenibilidad* (Sustainability Excellence Club), a forum created in 2002 by a number of large companies (20 companies in 2004) to promote sustainable development from the corporate sector.


CLUB
excelencia
sostenibilidad

Other Initiatives
The company is also a member and participates in the activities of:

- Instituto para la Sostenibilidad de los Recursos (Institute for the Sustainability of Resources) (ISR-Cer)
- *Asociación de Empresas del Sector Medioambiental de Andalucía* (Association of Environmental Industry Companies of Andalucia) (AESMA)
- *Foro Doñana para la Empresa Sostenible* (Doñana Forum for the Sustainable company)
- Agenda Local 21 with various Spanish municipalities.

Activities to Publicize Sustainability
In 2004, IBERDROLA cooperated with many dissemination actions on environmental matters, participating in and supporting courses, seminars, workshops, etc.

The most relevant of these actions are listed in the following table:

Support for Environmental Courses, Workshops and Exhibitions

- Seminar on Wind Power (Club Diálogos para la Democracia, Madrid)
- Summer course on the Environment (Universidad Complutense, Madrid)
- Summer course on the Environment (Universidad San Pablo-CEU, Madrid)
- 6th Course on the Biodeterioration of Materials (Universidad Politécnica, Madrid)
- 7th Congress on the Environment 2004 (CONAMA, Madrid)
- 2nd Annual Workshop on Spanish Industry and Kyoto (Madrid)
- ECOFORUM'04 (Generalitat Valenciana-CEV-ECOFIRA, Valencia)
- 2nd Annual Renewable Energy Week (Agencia Regional de la Energía, Murcia)
- Summer course on Energy and the Environment (Universidad Politécnica, Cartagena - Murcia)
- National Workshop on electric lines and preservation of birds in natural spaces (Government of the Region of Murcia)
- Workshop on Sustainable Energy Development (Town Hall of Sanlúcar de Barrameda, Cádiz)
- World Forum on Communication and Sustainable Development (Foro Soria 21)
- Environmental Management Seminar (Instituto Energético de Galicia, Santiago de Compostela)
- 1st Annual Meeting on Energy and the Environment of the Atlantic (Universidad de Vigo, Pontevedra)
- Technical workshop and stand at EXPOENERGÍA (Feria de Energías Renovables, Langreo-Asturias)
- PROMA Environmental Congress (PROMA Fair, Bilbao)
- "Energy and Climate Change" Traveling Exhibition (Fundación Centro de Recursos Ambientales de Navarra-CRAN)
- FOSMINER Minerals and Fossils Fair (Bilbao)

In Latin America, EEGSA participated in the reforestation campaign of the Cerro Alux protected area in Guatemala. At a special ceremony, it gave 500 trees to the town of San Pedro Sacatepéquez.

Recognition Received

For the fifth year in a row, IBERDROLA won a place on the *Dow Jones Sustainability Index*. This index has become one of the leading overall benchmarks to measure compliance with sustainable development management criteria and systems.

IBERDROLA has earned worldwide recognition as a leader in environmental protection

In 2004, the company was included for the first time among the world leaders in the industry ("Electric Utilities"). Only 3 companies were included, and IBERDROLA ranked second, after the German company RWE AG.

In 2004, IBERDROLA was awarded second prize in the *European Environmental Corporate Prize* (Basque Section), in the Sustainable Development Management Prize category, created by the European Union.


Sustainability
Indexes

FLOWS IN VALUE BETWEEN IBERDROLA AND ITS INTEREST GROUPS

The activities described throughout this Social Report are important to show the relevance that IBERDROLA assigns to its relationship with its Interest Groups, the initiatives put into practice to understand what these groups expect of the company and the actions designed to provide an appropriate response.

These actions take place within a framework whose purpose is mutual benefit, through the exchange of the assets which each of the players makes available to the others in a more efficient fashion, as shown in the diagram to the right.

Within this framework, there are economic flows among the interested parties, which should be determined so as to assess the level of dependence among them.

The table below provides an estimate of such flows:


Human Team
Commitment
Welfare
Loyalty
Capital
Customers
Shareholders / Investors
Energy services
IBERDROLA In its environment
Benefits
Sustainable development
Mutual Growth
Society
Suppliers
Recognition
Products/ Services


Flows of:
(€ millions)
Customers 10,901
Sale of assets 229
REVENUES
Funds received: € 11,130 million
Flows towards:
(€ millions)
Trade suppliers 6,776
Investment suppliers 1,823
Human Team 763
Shareholders 606
Society 715
(taxes, rates, assessments)
Investments 343
Other 104
OUTLAYS

N.B.:

This information has been obtained from internal IBERDROLA sources, and should therefore be considered to be informative in nature. For a detailed analysis of IBERDROLA's consolidated financial statements, the audited information is included in the consolidated annual financial statements.


2004 Sustainability Report

QUALITY POLICY



At IBERDROLA, we understand quality to be the integration of activities with the aim of achieving customer satisfaction, respect for the environment and the prevention of occupational risks, thus attaining business excellence in the management of these areas. This proposition is based on the following principles:

Know the expectations of our customers, both internal and external, as a necessary condition for meeting their demands and keeping their loyalty.

Encourage innovation and development in order to satisfy or even exceed the expectations of our customers and employees.

Promote a culture of continuous improvement in the management of all of the company's procedures and activities.

Increase the motivation of our employees through informational transparency, internal communication, training and continuous advancement.

Acknowledge individual achievements and encourage teamwork as a model of behavior at all organizational levels.

Expand all of our activities, while establishing the safety of our employees as an essential requirement.

Establish a culture of risk prevention, which allows us to manage environmental impacts and operating risks in a manner compatible with our surroundings.

Publicize our quality policy in order to boost the company's image and foster communication with the community.

Improve indicators for growth, profitability, leadership, quality, environmental impact, safety and costs, in order to ensure the company's continued success.

Provide information in a transparent manner regarding both business results and the company's other activities.

At IBERDROLA, we understand quality to be the integration of activities in order to achieve the satisfaction of our customers' expectations, respect for the environment and the prevention of labor risks, thus attaining business excellence in the management of these areas

QUALITY MANAGEMENT



During 2004, IBERDROLA made progress on a total quality management model that won the company new certifications and acknowledgements in this area for its businesses and procedures.

Specifically, IBERDROLA received global quality and environmental certificates from AENOR for its management and electric power generation and distribution, and specific certificates for hydroelectric production. The main quality management activities carried out by the various organizations in 2004 are:

Generation

In 2004, IBERDROLA became the first company in the world to obtain a combined Environmental Management Certificate, in accordance with the ISO 14001 standard, for 40 wind farms with 1,313 MW of installed capacity. The combined cycle power plants of Castejón (Navarra) and of Bahía de Bizkaia de Electricidad also obtained the same environmental certificate.

In addition, through its subsidiary, Iberdrola Operación y Mantenimiento (IOMSA), the company that performs the operation and maintenance of all combined cycle power plants, Iberdrola obtained the ISO 9001 Quality certificate, the ISO 14001 Environmental Certificate, and the OHSAS 18001 and the OHSAS 18001 Occupational Risk Prevention certificate. Furthermore, the company already has 42 certifications, which are listed in the table on page 222 of this report.

IBERDROLA became the first company in the world to obtain a combined environmental management certificate for 40 wind farms

Distribution

During 2004, the distribution business obtained the ISO 14001/96 environmental certification for the maintenance of substations, and modified the systems and procedures for measuring service quality in accordance with order ECO 797/2002. In addition, the company put into place a new prevention model and corresponding plan of action in order to achieve the goal of zero accidents.

Supply

In the supply area, the strategic plan was defined and an efficiency, quality and procedures unit was created, with the establishment of a corresponding procedures map.



Bahía de Bizkaia de Electricidad combined cycle plant (Vizcaya)

At the gas unit, the quality system for wholesale trading, risk coverage and related logistical services was certified by AENOR pursuant to ISO 9001/2000.

IBERDROLA Ingeniería y Consultoría
At IBERDROLA Ingeniería y Consultoría (IBERINCO), a Quality Committee was established as a tool to monitor the Quality System. This system has been implemented at IBERINCO México for certification in the near future. In addition, IBERINCO has been authorized by the Mexican Federal Electricity Commission as a provider of engineering services for nuclear power plants.

Corporate Divisions
In 2004, the Corporate Safety area obtained the ISO Quality certificate from AENOR for compliance with the 9001/2000 safety rules. In addition, in order to reinforce control of financial transactions and to assure Asset Protection and the quality of information being managed, the company carried out a process of re-engineering to define an optimized management model with respect to personnel, purchasing and taxes.

IBERDROLA already has 42 certifications for 2004

The Strategy and Development Division impelled the company's self-evaluation process based on the EFQM Business Excellence Model and prepared the group's new Environmental Policy.

During 2004, the Internal Audit unit included a new Information Confidentiality procedure within its Quality System, in response to the application of the Information and Communications Safety Plan (*Plan de Seguridad de la Información y de las Comunicaciones*) (*PDSIC*). Also, the novel treatment of the Quality Manual, with its integration into the Basic Rules for Internal Auditing and its communication to the group's managers, stands out as a conclusion of the audit carried out by AENOR for the renewal of its ISO 9001/2000 certificate.

In 2004, IBERDROLA's Occupational Risk Prevention Policy was updated to adapt it to the directives and objectives laid out by the company's management. This policy, which has an impact on obtaining the highest possible level of protection for IBERDROLA's workers, was signed by the Vice-Chairman & CEO, and was distributed to all of the company's employees in December 2004. Another notable effort was made in prevention training, after recent changes in legislation resulted in the doubling of the number of hours IBERDROLA's employees attended courses.


DE PREVENCIÓN
LABORALES

IBERDROLA and its Customers
The quality of supply to our customers constitutes an essential element of electricity service, and its improvement is one of the basic goals of IBERDROLA's distribution activity. The principal index to measure the quality of supply is the Installed Capacity Equivalent Interruption Time (ICEIT), which represents the average annual time of disruption of supply to customers.

A record in IBERDROLA's quality of electricity supply

Total customer focus is one of the key objectives in IBERDROLA's Quality Policy. The company made significant advances in this area, and ended the year with a record quality of electricity supply, registering less than two hours for the first time, with an ICEIT of 1.87 hours, 14% better than in 2003 (additional information on pages 81 and 82 of this report).



Customer Satisfaction Studies
Throughout the year, IBERDROLA carried out various studies to measure customer satisfaction levels: *La Voz del Cliente* (The Customer's Voice) (discussed on page 188 of the report) and *Calidad en sus Procesos* (Quality in Procedures).



"Soluciones para tu vida" (Solutions for your life) store interior (Bilbao)

Quality in Procedures
IBERDROLA's Retail Division has prepared a Map of Procedures intended to efficiently guide the business towards the satisfaction of the customer and other interest groups through the continous improvement of such procedures and the permanent search for excellence. The Map of Procedures ensures efficient attention to and treatment of customer complaints and the detection of reasons for customer dissatisfaction, the determination of the causes thereof and the implementation of measures to avoid them.

QUALITY OF SUPPLY



IBERDROLA ensures the quality of its products through the monitoring and optimization of its supplies. Thus, suppliers who work with the company must comply with standards that assure and guarantee quality in their products and services.

In the case of strategic products and services, the supplier must have ISO 9000 certification. Certification of the product with quality standards is required with respect to equipment and materials intended for energy distribution facilities.

Currently, 90% of IBERDROLA's principal suppliers are certified in accordance with ISO 9001 (quality management), and 20% with ISO 14001 (environmental management).

In order for 90% of the principal suppliers to be certified in ISO 14001 as well, a motivational and awareness campaign was carried out in order to inform them that it takes approximately two years to obtain the environmental certificate.

IBERDROLA Supplier of the Year Award

This award is intended to serve as an incentive to, as well as an acknowledgment of, the efforts of suppliers with respect to quality of service. The award is used by IBERDROLA to foster the continous improvement of suppliers, the optimization of their products and services and their respect for the environment, and to encourage their management in the prevention of occupational risks and their corporate commitment to sustainable development.

In 2004, the Supplier of the Year Award went to Funtam (Grupo Postigo), Incoesa Trafodis, Grupo Dominguis, CCM.CG and T-Systems EYTC

The third edition of the IBERDROLA Supplier of the Year Awards was held in Valencia, with the following winners: Funtam, in the Equipment and Materials Manufacturers category (Large Companies), *Incoesa Trafodis* in the Equipment and Materials Manufacturers category (SMEs), *Grupo Dominguis* as the best supplier of Services (Large Companies), CCM.CG as the best supplier of Services (SMEs) and T-Systems EYTC in the Non-Electricity Business category.



Delivery of the 2004 IBERDROLA Supplier of the Year Award

CERTIFICATIONS

Certifications as of December 2004 are listed below.

TABLE 97

Certifications

Certifying Entity	Unit	Scope	Standard
AUDELCO	IBERINCO	Occupational risk prevention systems	OHSAS 18001:1999
LLOYD'S	IBERINCO	Design, Engineering, Management of Projects and Consulting	UNE-EN ISO 14001:1996
LLOYD'S	IBERINCO	Design, Engineering, Management of Projects and Consulting	UNE-EN ISO 9001:2000
AENOR	IBERDROLA,S.A. General Services	Hermosilla-Gardoqui Building Complex	UNE-EN ISO 14001:1966
AENOR	IBERDROLA, S.A. Gas Unit	Provision of Natural Gas Purchase/Sale and Wholesale Supply Services	UNE-EN ISO 9001:2000
AENOR	IBERDROLA, S.A. Employee Service Center	Information, intake and processing, activities of coordination and information, management of meal vouchers, insurance, and employee power rates	UNE-EN ISO 9001:2000
TÜV	IBERDROLA, S.A.	Occupational Risk Prevention System	OHSAS 18001:1999
AENOR	IBERDROLA, S.A.	Development of New Software Systems	UNE-EN ISO 9001:2000
AENOR	IBERDROLA, S.A. Corporate Security Division	Surveillance, Fire Prevention and Emergency Plans	UNE-EN ISO 14001:1996
AENOR	IBERDROLA, S.A. Corporate Security Division	Provision of security services for the IBERDROLA Group	UNE-EN ISO 9001:2000
AENOR	IBERDROLA, S.A. Corporate Environmental Divison	Design, Preparation and Dissemination of Environmental Report	UNE-EN ISO 9001:2000
AENOR	IBERDROLA, S.A. Corporate Internal Audit Division	Internal Audit Procedure	UNE-EN ISO 9001:2000
AENOR	IBERDROLA, S.A. Employee Service Center	Employee Administration, Information, Insurance and Rates	UNE-EN ISO 9001:2000
AENOR	IBERDROLA, S.A.	Global electric energy production certificate	UNE-EN ISO 14001:1996
AENOR	IBERDROLA, S.A.	General management of administration and services	UNE-EN ISO 14001:1996
TÜV	IBERDROLA OPERACIÓN Y MANTENIMIENTO, S.A.U.	Occupational Risk Prevention System	OHSAS 18001:1999
AENOR	IBERDROLA OPERACIÓN Y MANTENIMIENTO, S.A.U.	Combined Cycle Power Plant Operation and Maintenance	UNE-EN ISO 14001:1996
AENOR	IBERDROLA OPERACIÓN Y MANTENIMIENTO, S.A.U.	Combined Cycle Power Plant Operation and Maintenance	UNE-EN ISO 9001:2000
AENOR	IBERDROLA GENERACION, S.A.U. Velilla del Río Carrión Thermal Power Plant	Taking, preparation and analysis of samples of coal supply	UNE-EN ISO 14001:1996
AENOR	IBERDROLA GENERACION, S.A.U. Velilla del Río Carrión Thermal Power Plant	Thermoelectric Power Production	UNE-EN ISO 14001:1996

Certifying Entity	Unit	Scope	Standard
AENOR	IBERDROLA GENERACION, S.A.U. Santurce Thermal Power Plant	Thermoelectric Power Production	UNE-EN ISO 14001:1996
AENOR	IBERDROLA GENERACION, S.A.U. Pasajes Thermal Power Plant	Thermoelectric Power Production	UNE-EN ISO 14001:1996
AENOR	IBERDROLA GENERACION, S.A.U. Lada Thermal Power Plant	Thermoelectric Power Production	UNE-EN ISO 14001:1996
AENOR	IBERDROLA GENERACION, S.A.U. Escombreras Thermal Power Plant	Thermoelectric Power Production	UNE-EN ISO 14001:1996
AENOR	IBERDROLA GENERACION, S.A.U. Castellón Thermal Power Plant	Thermoelectric Power Production	UNE-EN ISO 14001:1996
AENOR	IBERDROLA GENERACION, S.A.U. Aceca Thermal Power Plant	Thermoelectric Power Production	UNE-EN ISO 14001:1996
AENOR	IBERDROLA GENERACION, S.A.U. Castellón Combined Cycle Power Plant	Thermoelectric Power Production	UNE-EN ISO 14001:1996
TÜV	IBERDROLA GENERACION, S.A.U.	Occupational Risk Prevention System	OHSAS 18001:1999
AENOR	IBERDROLA GENERACION, S.A.U.	Thermal Power Production	UNE-EN ISO 14001:1996
AENOR	IBERDROLA GENERACION, S.A.U.	Hydroelectric Power Production	UNE-EN ISO 14001:1996
AENOR	IBERDROLA GENERACION, S.A.U.	Hydroelectric Power Production	UNE-EN ISO 9001:2000
LLOYD'S	IBERDROLA GENERACION, S.A.U.	Purchases/sales of energy and derivative products in domestic and international wholesale markets and real-time monitoring of the production system	UNE-EN ISO 9001:2000
AENOR	IBERDROLA GENERACION, S.A.U.	Inspection, Analysis and Study of Materials Behavior	UNE-EN ISO 9001:2000
AENOR	IBERDROLA GENERACION, S.A. Cofrentes Nuclear Power Plant	Nuclear-based Electric Power Production	UNE-EN ISO 14001:1996
AENOR	IBERDROLA GENERACION, S.A. Cofrentes Nuclear Power Plant	Nuclear Energy Productivity and Generation Management	UNE-EN ISO 9001:2000
AENOR	IBERDROLA ENERGIAS RENOVABLES II S.A.	Generation of Electric Power in Wind Farms	UNE-EN ISO 14001:1996
AENOR	IBERDROLA DISTRIBUCION, S.A.U.	Receipt, diagnosis and storage of sub-products	UNE-EN ISO 14001:1996
AENOR	IBERDROLA DISTRIBUCION, S.A.U.	Maintenance, local operation and placement in service of new facilities in substations	UNE-EN ISO 14001:1996
AENOR	IBERDROLA DISTRIBUCION, S.A.U.	Substations, placement, withdrawal and replacement of meters at LV, reading of meters, administration of contracts	UNE-EN ISO 9001:2000
TÜV	IBERDROLA DISTRIBUCION, S.A.	Occupational Risk Prevention System	OHSAS 18001: 1999
AENOR	FUERZAS ELÉCTRICAS DE NAVARRA Castejón Combined Cycle Power Plant	Thermoelectric Power Production	UNE-EN ISO 14001:1996
AENOR	Bahía de Bizkaia de Electricidad	Environmental Management	UNE-EN ISO 14001:1996

2004 Sustainability Report



CHANGES IN THE PROFIT & LOSS ACCOUNT, COMPARATIVE BALANCE SHEETS AND RATIOS

The profit and loss account has been prepared following the analytical profit and loss account model established in the general chart of accounts as optional additional information. The figures relating to prior years included in the statement of income of IBERDROLA and its subsidiaries (consolidated) are part of the financial statements for such years.

Profit & loss account

Percentage of sales and services

€ Millions

	2004	% of sales	2003	% of sales	2002	% of sales	2001	% of sales	2000	% of sales
Net sales and services	10,677.7	100.0%	9,817.6	100.0%	9,863.8	100.0%	8,327.6	100.0%	7,198.5	100.0%
PRODUCTION VALUE	**10,677.7**	**100.0%**	**9,817.6**	**100.0%**	**9,863.8**	**100.0%**	**8,327.6**	**100.0%**	**7,198.5**	**100.0%**
(-) Consumption	-5,939.2	-55.6%	-5,481.3	-55.8%	-5,901.4	-59.8%	-4,476.1	-53.8%	-3,886.0	-54.0%
(-) External and operating expenses	-1,107.1	-10.4%	-937.1	-9.5%	-789.9	-8.0%	-703.2	-8.4%	-644.0	-8.9%
VALUE ADDED OF COMPANY	**3,631.4**	**34.0%**	**3,399.2**	**34.6%**	**3,172.4**	**32.2%**	**3,148.3**	**37.8%**	**2,668.6**	**37.1%**
(-) Personnel expenses	-763.4	-7.1%	-771.9	-7.9%	-762.1	-7.7%	-742.7	-8.9%	-658.4	-9.1%
GROSS OPERATING INCOME	**2,867.9**	**26.9%**	**2,627.3**	**26.8%**	**2,410.3**	**24.4%**	**2,405.5**	**28.9%**	**2,010.2**	**27.9%**
(-) Depreciation and amortization expenses	-837.7	-7.8%	-789.2	-8.0%	-792.8	-8.0%	-799.8	-9.6%	-775.8	-10.8%
(-) Bad debts and variation in operating allowances	-11.3	-0.1%	-14.7	-0.1%	-53.3	-0.5%	-26.9	-0.3%	-9.4	-0.1%
NET OPERATING INCOME	**2,018.9**	**18.9%**	**1,823.4**	**18.6%**	**1,564.2**	**15.9%**	**1,578.8**	**19.0%**	**1,224.9**	**17.0%**
(+) Financial revenues	304.2	2.8%	346.1	3.5%	366.1	3.7%	419.4	5.0%	415.6	5.8%
(-) Financial expense	-625.9	-5.9%	-695.7	-7.1%	-905.4	-9.2%	-763.3	-9.2%	-515.4	-7.2%
(-) Variation in allowances for short term investments	1.5	0.0%	-0.3	0.0%	-5.6	-0.1%	-28.5	-0.3%	-31.6	-0.4%
INCOME FROM ORDINARY ACTIVITIES	**1,698.7**	**15.9%**	**1,473.6**	**15.0%**	**1,019.4**	**10.3%**	**1,206.3**	**14.5%**	**1,093.4**	**15.2%**
(+) Gains on fixed assets and extraordinary revenues	162.8	1.5%	351.2	3.6%	765.7	7.8%	79.5	1.0%	78.8	1.1%
(-) Losses on fixed assets and extraordinary expenses	-100.6	-0.9%	-539.9	-5.5%	-510.2	-5.2%	-90.8	-1.1%	-48.7	-0.7%
(-) Changes in allowances for intangible assets, tangible fixed assets and long-term investments	-3.4	0.0%	-9.6	-0.1%	-2.3	0.0%	3.3	0.0%	-8.5	-0.1%
INCOME BEFORE TAXES	**1,757.6**	**16.5%**	**1,275.3**	**13.0%**	**1,272.7**	**12.9%**	**1,198.2**	**14.4%**	**1,115.1**	**15.5%**
(-) Corporate income tax	-534.5	-5.0%	-207.1	-2.1%	-304.0	-3.1%	-286.2	-3.4%	-259.3	-3.6%
INCOME AFTER TAXES	**1,223.1**	**11.5%**	**1,068.1**	**10.9%**	**968.6**	**9.8%**	**912.1**	**11.0%**	**855.8**	**11.9%**
(-) Minority Interests	-12.3	-0.1%	-7.9	-0.1%	-6.1	-0.1%	-6.2	-0.1%	-3.4	0.0%
NET INCOME	**1,210.7**	**11.3%**	**1,060.3**	**10.8%**	**962.6**	**9.8%**	**905.9**	**10.9%**	**852.4**	**11.8%**

IBERDROLA Group. Comparative Balance Sheets

€ Millions

	2004	2003	2002	2001	2000
ASSETS					
Start-up expenses	16.7	27.9	66.9	38.5	8.5
Fixed and other noncurrent assets	21,703.0	19,921.2	19,117.7	18,336.5	16,993.2
Intangible assets	574.8	611.0	544.7	817.1	203.1
Tangible fixed assets	18,369.4	16,981.9	15,216.8	13,586.1	12,016.3
Electricity plant	27,987.9	26,589.6	24,068.0	22,604.4	21,593.5
Electricity plant in progress	2,791.5	2,123.1	2,146.9	1,658.8	520.3
Other tangible fixed assets	1,072.2	1,095.4	1,030.7	942.6	689.2
Advances and other construction in progress	179.5	120.4	201.0	208.9	114.5
Depreciation of electricity plant	-13,284.9	-12,548.3	-11,838.2	-11,409.7	-10,530.9
Other depreciation	-372.8	-390.5	-382.8	-412.1	-363.6
Allowances	-3.9	-7.7	-8.9	-6.8	-6.6
Long-term investments	2,668.7	2,311.5	3,345.1	3,788.8	4,516.6
Treasury stock	2.1	16.7	11.1	144.5	257.2
Long-term accounts receivable	87.9	0.0	0.0	0.0	0.0
Goodwill	323.9	289.3	463.4	635.2	383.3
Deferred charges	175.3	174.5	79.2	171.8	220.6
Current assets	3,978.9	4,020.1	3,904.6	4,030.0	2,065.4
Inventories	1,142.3	888.7	768.3	225.4	224.4
Trade receivables	1,807.6	1,475.3	1,376.4	1,395.0	769.0
Other current assets	1,029.0	1,656.1	1,759.9	2,409.6	1,072.0
TOTAL ASSETS	26,197.8	24,433.0	23,631.8	23,212.0	19,670.9
LIABILITIES					
Shareholders' equity	8,717.1	8,225.4	8,045.4	7,983.9	7,743.7
Merger differences	236.4	243.1	249.8	257.4	265.0
Deferred revenues	484.3	412.1	337.9	327.4	231.0
Provisions for contingencies and expenses	1,034.8	1,000.7	698.0	669.5	674.2
Long-term debt	757.5	648.3	729.5	561.8	851.1
Financial debt	10,800.3	10,728.3	10,976.9	10,804.6	8,237.2
Current liabilities	4,067.8	3,071.7	2,483.7	2,480.8	1,608.0
Minority interests	77.1	80.9	80.6	111.6	44.1
Consolidation differences	22.5	22.4	30.1	15.1	16.6
TOTAL SHAREHOLDERS' EQUITY & LIABILITIES	26,197.8	24,433.0	23,631.8	23,212.0	19,670.9

IBERDROLA Group. Key balance sheet indicators

	2004	2003	2002	2001	2000
Permanent financial structure					
Shareholders' equity	44.6%	43.4%	42.3%	42.5%	48.5%
Interest-bearing financial debt	55.4%	56.6%	57.7%	57.5%	51.5%
Depreciation of fixed assets in operation	**47.0%**	**46.7%**	**48.7%**	**50.2%**	**48.9%**
Equity coverage of annual investment	**70.7%**	**68.9%**	**42.7%**	**60.4%**	**75.7%**
(Cash flow/annual investment)					
Return/shareholders equity (ROE) Net income/capital+reserves - net income	**13.9%**	**12.9%**	**12.0%**	**11.3%**	**11.0%**

IBERDROLA Group. Key profit & loss indicators

	2004	2003	2002	2001	2000
Sales and services (€ Millions)	10,271	9,452	9,578	8,113	7,048
Operating expenses / sales and services	14.3%	14.2%	13.2%	15.2%	16.3%
Net financial expenses/gross operating income	13.6%	17.1%	24.4%	23.2%	21.6%
Income from recurring operations/sales and services	16.5%	15.6%	10.6%	14.9%	15.5%

IBERDROLA Group. Profit, cash flow and investment

€ Millions

	2004	2003	2002	2001	2000
Income before taxes	1,758	1,275	1,273	1,198	1,115
Gross dividend	692	606	550	521	482
Cash-flow (*)	1,919	1,812	1,439	1,594	1,422
Gross annual investment	2,713	2,629	3,368	2,639	1,879

(*) Cash-flow: Funds provided by operations

IBERDROLA Group. Financial ratios

	2004	2003	2002	2001	2000
Interest-bearing debt / sales and services (times)	1.1	1.1	1.1	1.3	1.2
Interest-bearing debt / sales					
Financial debt / funds generated (times)	5.6	5.9	7.6	6.8	5.8
Interest-bearing debt / cash flow					
Financial solvency (times)	5.9	5.0	3.4	3.9	4.3
Cash flow+net financial expenses / financial expenses					
Gross operating income / net financial expenses (times)	7.4	5.8	4.1	4.3	4.6

IBERDROLA Group. Changes in gross value added and distributions

	2004	2003	2002	2001	2000
G.A.V. from recurring operations (Millions)	3,631	3,399	3,172	3,148	2,669
Financial income and extraordinary income (Millions)	269	20	459	188	89
G.A.V. generated (Millions)	**3,901**	**3,420**	**3,631**	**3,336**	**2,758**
G.A.V./used (Millions)	**0.294**	**0.246**	**0.254**	**0.230**	**0.215**
APPLICATION OF FUNDS					
Personnel	**19.6%**	**22.6%**	**21.0%**	**22.3%**	**23.9%**
Debt	**15.4%**	**19.5%**	**21.9%**	**22.6%**	**18.2%**
Exchange rate differences	0.8%	0.5%	0.3%	3.7%	0.3%
Interest and other financial expenses	13.8%	18.5%	21.0%	18.2%	16.9%
Interest exp. allocable to pensions	0.7%	0.6%	0.6%	0.7%	1.0%
Public sector	**13.7%**	**6.1%**	**8.4%**	**8.6%**	**9.4%**
Shareholders	**17.8%**	**17.7%**	**15.1%**	**15.6%**	**17.5%**
Company yield	**33.6%**	**34.1%**	**33.6%**	**30.9%**	**31.1%**
Total	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**

IBERDROLA Group. Main economic/financial figures

€ Millions

	2004	2003	2002	2001	2000
Capital stock	2,705	2,705	2,705	2,705	2,705
Shareholders' equity	8,717	8,225	8,045	7,984	7,744
Gross fixed assets in use	29,635	28,296	25,643	24,364	22,486
Accum. depreciation and amortization	(13,658)	(12,939)	(12,221)	(11,822)	(10,895)
Annual depreciation and amortization	(838)	(789)	(793)	(800)	(776)
Sales and services	10,271	9,452	9,578	8,113	7,048
Income from recurring operations	1,699	1,474	1,019	1,206	1,093
Net income	1,211	1,060	963	906	852
Cash flow	1,919	1,812	1,439	1,594	1,422

PRINCIPAL FACILITIES

Principal hydroelectric power stations

Power station	River	No. of units	Installed capacity (MW)
José Mª Oriol	Tajo	4	934
Villarino	Tormes	6	857
Aldeadávila I	Duero	6	810
La Muela de Cortes	Júcar	3	635
Cedillo	Tajo	4	482
Aldeadávila II	Duero	2	433
Saucelle II	Duero	2	269
Puente Bibey	Bibey	5	315
Cortes II	Júcar	2	282
San Esteban	Sil	6	263
Saucelle I	Duero	4	251
Conso	Camba	3	270
Valdecañas	Tajo	3	225
Soutelo	Cenza	2	215
Azután	Tajo	3	200
Ricobayo II	Esla	1	154
Ricobayo I	Esla	4	175
Torrejón	Tajo	4	131
Cofrentes	Júcar	3	124
Gabriel y Galán	Alagón	1	111
Castro II	Duero	1	113
Villalcampo II	Duero	1	119
Others	-	307	1,411
Total		**377**	**8,779**

Combined cycle power stations

Power Station	IBERDROLA holding (%)	No. of units	Installed capacity (MW)	IBERDROLA capacity (MW)
Castellón	100	1	800	800
Castejón	100	1	400	400
Tarragona Power	50	1	400	200
BBE	25	1	800	200
Santurce	100	1	400	400
Arcos de la Frontera	100	2	800	800
Total		**7**	**3,600**	**2,800**

Nuclear power plants

Power Plant	IBERDROLA holding (%)	No. of units	Installed capacity (MW)	IBERDROLA capacity (MW)
Cofrentes	100	1	1,092	1,092
Almaraz	52.69	2	1,952	1,028
Trillo I	49	1	1,067	523
Vandellós II	28	1	1,087	304
Garoña	50	1	466	233
Ascó II	15	1	1,027	154
Total		**7**	**6,691**	**3,334**

Fuel and gas thermal power plants

Power Plant	IBERDROLA holding (%)	No. of units	Installed capacity (MW)	IBERDROLA capacity (MW)
Castellón	100	2	1,085	1,085
Santurce	100	3	935	935
Escombreras	100	2	553	553
Aceca	50	2	627	314
Total		**9**	**3,200**	**2,887**

Coal-fired power plants

Power Plant	IBERDROLA holding (%)	No. of units	Installed capacity (MW)
Lada	100	2	516
Guardo	100	2	515
Pasajes	100	1	217
Total		**5**	**1,248**

PRINCIPAL TRANSMISSION, TRANSFORMER AND DISTRIBUTION FACILITIES

High-voltage lines

Type of Line	Length (km)
Very High-Voltage (132 kV)	5,954
High-Voltage (66 y 45 kV)	11,973
Total	**17,927**

Transformer facilities

	2004	
Substations	**Number of facilities**	**Installed Capacity (MVA)**
In-plant (STs)	265	41,885
Receivers (STRs)	570	8,739
Total	**·835**	**50,624**

Distribution networks

Facilities	2004
Medium- and low-voltage lines (km)	**198,179**
Overhead medium-voltage lines	63,321
Underground medium-voltage lines	16,584
Overhead low-voltage lines	84,221
Underground low-voltage lines	34,053
Transformer centers in service (No.)	**72,726**
Installed capacity at transformer centers (MVA)	**28,662**

IBERDROLA'S SUBSIDIARIES, ASSOCIATED COMPANIES AND INVESTEES

€ Thousands

Company	Address	Activity	% Interest Direct or indirect 31.12.03	31.12.04	Capital	Reserves	Capital + Reserves	Income FY 2004	Dividends FY 2004
Iberdrola International, B.V.	Holland	Finance	100.00%	100.00%	388	2,419	2,807	6,641	8,000
Red Eléctrica de España, S.A.	Madrid	Energy	3.00%	3.00%	270,540	501,173	771,713	130,123	2,327
Energías de Portugal, S.A.	Portugal	Energy	5.00%	5.70%	3,607,517	2.628,519	6.236,036	439,320	13,500
Hitcasa, S.A.	Barcelona	Energy	50.00%	50.00%	454	-341	113	-	
Eutilia, S.A.	Holanda	Telecomun.	8.50%	8.50%	44,598	-39,127	5,471	-916	
Ciudad Real Aeropuertos, S.L.	C.Real	Services	6.17%	8.96%	75,583	-769	74,814	-764	
Veo Televisión, S.A.	Madrid	Telecomun.	21.00%	21.21%	11,900	-2,482	9,418	-991	
Inversiones Financieras Perseo, S.A.	Bilbao	Finance	100.00%	100.00%	171	0	171	93	
Iberdrola Italia, SPA	Italia	Services	99.99%	99.99%	100	-8	92	0	
Corporación Empresarial Extremadura	Extremadura	Business Activity Prom.	25.00%	25.00%	17,640	-2,995	14,645	6	
Iberdrola Portugal Electricidade e Gas, S.A.	Lisbon	Energy	0.00%	100.00%	200	-41	159	6	
Generation									
Iberdrola Generación, S.A.U.	Bilbao	Energy	100.00%	100.00%	1,333,407	1,917,999	3,251,406	630,407	545,661
Fuerzas Eléctricas de Navarra, S.A.	Pamplona	Energy	100.00%	100.00%	60	28,690	28,750	167	
Hidroeléctrica Ibérica, S.A.	Bilbao	Energy	100.00%	100.00%	15	14,978	14,993	1,711	
Iberduero, S.L.U.	Bilbao	Energy	100.00%	100.00%	12	4,216	4,228	-7	
Navidul Cogeneración, S.A.	Madrid	Energy	55.00%	55.00%	1,923	-871	1,052	-96	
Energyworks Holding, S.L.	Madrid	Holding	100.00%	100.00%	184	1,242	1,426	-2,362	
Iberdrola Cogener. (antes E.W.Cogeneración, S.L.	Madrid	Holding	100.00%	100.00%	6	23,821	23,827	7,726	
Energyworks Cartagena, S.L.	Murcia	Energy	99.00%	99.00%	4	1	5	1,723	
Energyworks Villarrobledo, S.L.	Albacete	Energy	99.00%	99.00%	4	2,244	2,248	1,193	
Energyworks Aranda, S.L.	Burgos	Energy	99.00%	99.00%	4	948	952	87	
Energyworks Carballo, S.L.	A Coruña	Energy	99.00%	99.00%	4	820	824	400	
Energyworks San Millán, S.L.	León	Energy	74.24%	74.24%	1,373	-54	1,319	-56	
Energyworks Milagros, S.L.	Burgos	Energy	72.80%	72.80%	1,400	79	1,479	-47	
Energyworks Venezuela, S.A.	Venezuela	Energy	100.00%	100.00%	1,304	-4,962	-3,658	-741	
Energyworks Fonz, S.L.	Huesca	Energy	77.18%	77.18%	1,406	-5	1,401	-19	
Energyworks Monzon, S.L.	Huesca	Energy	80.68%	80.68%	3,225	-8	3,217	-16	
Fudepor, S.L.	Murcia	Energy	50.00%	50.00%	4,420	-41	4,379	-71	
Nuclenor, S.A.	Santander	Energy	50.00%	50.00%	102,000	14,610	116,610	28,981	
Bahía de Bizkaia Electricidad, S.L.	Bilbao	Energy	25.00%	25.00%	3,606	20,280	23,886	19,297	

€ Thousands

Company	Address	Activity	% Interest Direct or indirect 31.12.03	31.12.04	Capital	Reserves	Capital + Reserves	Income FY 2004	Dividends FY 2004
Central Nucelar Trillo-Almaraz, A.I.E.	Madrid	Energy	51.00%	51.06%	0	0	0	0	
Asociación Nuclear Ascó – Vandellós II, A.I.E.	Barcelona	Energy	14.59%	14.59%	19,232	0	19,232	0	
Subgrupo Tarragona Power	Madrid	Energy	50.00%	50.00%	790	60,918	61,708	-16,164	
Cobane, A.I.E.	Tarragona	Energy	55.00%	55.00%	1	-619	-618	50	
Azuvi Cogeneración, S.A.	Castellón	Energy	50.00%	50.00%	751	-37	714	44	
Cofrusa Cogeneración, S.A.	Murcia	Energy	50.00%	50.00%	1,200	90	1,290	58	
Cogeneración Gequisa, S.A.	Lantarón	Energy	50.00%	50.00%	1,803	1,751	3,554	154	
Cogeneración Tierra Atomizada, S.A.	Alcora	Energy	50.00%	50.00%	721	2,146	2,867	838	
Enercrisa, S.A.	Madrid	Energy	50.00%	50.00%	3,005	643	3,648	790	
Energía Portátil de Cogeneración, S.A.	Guipúzcoa	Energy	50.00%	50.00%	902	1,099	2,001	194	
Genfibre, S.A.	Burgos	Energy	50.00%	50.00%	1,803	2,493	4,296	5,060	
Hispagen, S.A.	Burgos	Energy	50.00%	50.00%	902	-6	896	272	
Incomisa, S.A.	Vizcaya	Energy	50.00%	50.00%	601	-30	571	280	
Intermalta Energía, S.A.	San Adrián	Energy	50.00%	50.00%	1,503	484	1,987	706	
Italcogeneración, S.A.	Castellón	Energy	50.00%	50.00%	751	679	1,430	128	
Pamesa Cogeneración, S.A.	Almazora	Energy	50.00%	50.00%	481	1,301	1,782	56	
Peninsular de Cogeneración, S.A.	Madrid	Energy	50.00%	50.00%	9,000	1,471	10,471	1,868	
S.E.D.A. Cogeneración, S.A.	Palencia	Energy	50.00%	50.00%	240	203	443	300	
Zirconio Cogeneración, S.A.	Castellón	Energy	50.00%	50.00%	61	133	194	18	
Tirme, S.A.	Palma de Mallorca	Energy	20.00%	20.00%	7,663	6,181	13.844	5,120	
Tecnatón	Madrid	Energy	30.00%	30.00%	4,026	13,706	17,732	815	
DTN, S.L.	Madrid	Energy	43.45%	43.45%	439	3	442	-343	
Elcogas	Madrid	Energy	11.10%	11.96%	61,709	-14	61,695	-9,349	
Iberdrola Operación y Mantenimiento, S.A.	Castellón	Energy	100.00%	100.00%	3,000	821	3,821	411	
Distribution									
Iberdrola Distribución Eléctrica, S.A.U.	Bilbao	Energy	100.00%	100.00%	645,210	1,077,509	1,722,719	313,502	54,768
Hidroeléctrica San Cipriano de Rueda, S.L.	León	Energy	100.00%	100.00%	385	277	662	75	62
Herederos de María Alonso Calzada, S.L.	Palencia	Energy	100.00%	100.00%	56	90	146	26	25
Anselmo León, S.A. Grupo	Valladolid	Energy	100.00%	100.00%	1,082	6,549	7,631	1,267	21
Eléctrica Conquense, S.A. GRUPO	Madrid	Energy	53.59%	53.59%	3,087	1,994	5,081	381	103

€ Thousands

Company	Address	Activity	% Interest Direct or indirect 31.12.03	31.12.04	Capital	Reserves	Capital + Reserves	Income FY 2004	Dividends FY 2004
Ocoval, A.I.E.	Valencia	Services	11.11%	11.11%	292	108	400	0	
Inkolan, A.I.E.	Bilbao	Services	14.28%	14.28%	84	28	112	0	
Non-Energy Businesses									
Amara, S.A.U. Grupo	Madrid	Services	100.00%	100.00%	3,606	7,877	11,483	5,769	
Apex 2000, S.A.U. Grupo	Madrid	Real Estate	100.00%	100.00%	221,002	247,804	468,806	93,062	50,000
Investigación y Desarrollo de Equipos Avanzados, S.A.U.	Madrid	Tele-marketing	100.00%	100.00%	8,191	-1,519	6,672	-2,850	
Servicios Integrales de Cogeneración, S.A.U.	Valencia	Energy	100.00%	100.00%	301	-170	131	-3	
Media Park, S.A.	Barcelona	Television	76.12%	83.83%	45,245	25,368	70,613	8,799	
Corpor. IBV Particip. Empresariales Grupo	Bilbao	Holding	50.00%	50.00%	228,445	423,025	651,470	186,885	
Cementos Portland, S.A. Grupo	Pamplona	Cement	8.06%	8.06%	41,757	705,975	747,732	109,504	4,038
Gamesa	Vitoria	Holding	15.89%	18.89%	41,361	435,845	477,206	222,000	1,980
Euskaltel, S.A.	Bilbao	Telecomun	10.80%	11.14%	325,200	-44,746	280,454	16,205	
Hidrola I, S.L.U	Madrid	Energy	100.00%	100.00%	3	-1	2	-1	
Hidroeléctrica Española, S.L.U.	Madrid	Energy	100.00%	100.00%	3	-2	1	0	
Resulta Servicios Marketing, s.a.	Bilbao	Tele-marketing	45.00%	45.00%	1,000	-47	953	-117	
Uragua	Uruguay	Water	49.00%	49.00%	14,674	-2,314	12,360	950	
Decosol	Malaga	Water	8.00%	8.00%	6,010	-23,545	-17,535	-17,904	
Renewable									
Iberdrola Energía Renovables II, S.A.U.	Madrid	Energy	100.00%	100.00%	164,600	144,397	308,997	10,274	
Iberdrola Energía Renovables Promociones S.A.U.	Madrid	Energy	100.00%	100.00%	27,574	-3,150	24,424	1,353	
Ciener, S.A.U.	Bilbao	Energy	100.00%	100.00%	6,545	9,778	16,323	3,260	
Minicentrales del Tajo, S.A.	Toledo	Energy	66.58%	66.58%	602	526	1,128	116	
Saltos de Belmontejo, S.L.	Cuenca	Energy	24.84%	24.84%	500	0	500	5	
Iberdrola Energía Renovables Castilla-La Mancha	Toledo	Energy	100.00%	100.00%	9,352	69,448	78,800	10,103	
Eólica de Campollanos, S.A.	Madrid	Energy	0.00%	25.00%	6,560	2,265	8,825		
Iberdrola Energía Renov. de Galicia, S.A.	Orense	Energy	100.00%	100.00%	31,084	-340	30,744	11,578	

€ Thousands

Company	Address	Activity	% Interest Direct or indirect 31.12.03	31.12.04	Capital	Reserves	Capital + Reserves	Income FY 2004	Dividends FY 2004
Sotavento Galicia, S.A.	Santiago de Compostela	Energy	8.00%	8.00%	601	652	1,253	93	
Sistemas Energéticos Chandrexa, S.A.	Ourense	Energy	100.00%	100.00%	1,415	421	1,836	235	
Energía I Vent, S.A.	Barcelona	Energy	90.00%	90.00%	3,000	-226	2,774	-6	
Biovent Energía, S.A.	Valladolid	Energy	85.00%	85.00%	12,000	-436	11,564	4,392	
Biovent Holding, S.A.	Valladolid	Energy	85.00%	85.00%	60	0	60	-7	
Electra de Layna, S.A.	Valladolid	Energy	0.00%	42.50%	120	0	120	-1	
Productora de Energía Eólica, S.A.	Valladolid	Energy	0.00%	50.92%	120	0	120	0	
Generación de Energía Eólica, S.A.	Valladolid	Energy	0.00%	51.00%	100	0	100	0	
Aerocastilla, S.A.	Valladolid	Energy	0.00%	51.00%	61	0	61	0	
Villardefrades Eólicas, S.L.	Valladolid	Energy	0.00%	68.00%	3	0	3	0	
Eólicas de la Rioja, S.A.	Logroño	Energy	68.75%	68.75%	6,010	223	6,233	2,035	
Energías Renováveis do Brasil, Ltda.	Brazil	Energy	100.00%	100.00%	10,330	-3,890	6,440	-5,026	
Iberd. Energía Renov. de la Rioja, S.A.	Valencia	Energy	100.00%	100.00%	3,823	6,519	10,342	2,924	
Energías Eólicas de Cuenca, S.A.	Cuenca	Energy	50.00%	50.00%	100	-44	56	-4	
Energías Eólicas del Sisante, S.A.	Toledo	Energy	50.00%	50.00%	100	0	100	-2	
ENECAMSA	Toledo	Energy	50.00%	50.00%	100	-197	-97	-2	
Sistemas Energéticos de Navarra	Pamplona	Energy	100.00%	100.00%	3,409	-5,909	-2,500	-790	
Desarrollo de Energías Renovables de La Rioja, S.A.	Logroño	Energy	36.25%	36.25%	16,500	438	16,938	1,900	
Energías Renovables de la Región de Murcia, S.A.	Murcia	Energy	50.00%	50.00%	11,363	-343	11,020	-1	
Molinos del Cidacos, S.A.	Logroño	Energy	25.00%	25.00%	10,250	3,104	13,354	2,900	
Sistemas Energéticos Teruelo, S.A.	Valladolid	Energy	50.00%	100.00%	61	-1	60	1,833	
Iberenova Andalucía, SAU	Sevilla	Energy	100.00%	100.00%	60	-15	45	-350	
Sociedad Gestora para parques Eólicos del Campo de Gibraltar (SOGECAM)	Málaga	Energy	90.00%	55.00%	61	0	61	-1	
Gestora de Parques Eólicos de Andalucía (Geansa)	Málaga	Energy	0.00%	55.00%	1,504	-134	1,370	-349	
Iberd. Energía Renov. de Aragón, S.A.	Zaragoza	Energy	100.00%	100.00%	16,935	-2,310	14,625	-531	
Sistemas Energéticos La Muela, S.A.	Zaragoza	Energy	50.00%	50.00%	3,065	1,556	4,621	1,489	
Sistemas Energéticos Torralba, S.A.	Zaragoza	Energy	60.00%	60.00%	3,081	648	3,729	2,670	

€ Thousands

Company	Address	Activity	% Interest Direct or indirect 31.12.03	31.12.04	Capital	Reserves	Capital + Reserves	Income FY 2004	Dividends FY 2004
Sistemas Energéticos Mas-Garullo, S.A.	Zaragoza	Energy	51.00%	51.00%	1,503	663	2,166	1,169	
Sistemas Energéticos Moncayo, S.A.	Soria	Energy	75.00%	75.00%	1,958	1,187	3,145	733	
Eolicas de Euskadi, S.A.	Vizcaya	Energy	50.00%	50.00%	22,066	9,990	32,056	4,502	
Molinos de la Rioja, S.A.	Rioja	Energy	0.00%	33.33%	1,260	252	1,512	3	
Sistemas Energéticos Astudillo, S.A.	Valladolid	Energy	0.00%	50.00%	61	0	61	392	
Sistemas Energéticos Fuendetodos, S.A.	Zaragoza	Energy	0.00%	100.00%	61	0	61	-535	
Sistemas Energéticos Entredicho, S.A.	Zaragoza	Energy	0.00%	100.00%	61	-1	60	-96	
Sistemas Energéticos Serra da Meira, S.A.	Santiago de Compostela	Energy	0.00%	100.00%	61	-1	60	-41	
Sistemas Energéticos Goia-Peñote, S.A.	Santiago de Compostela	Energy	0.00%	100.00%	61	-11	50	-42	
Aeolia Producao de Energia, S.A.	Porugal	Energy	0.00%	77.99%	232	0	232	0	
Metal Industry of Arcadia c. Rokas, S.A.	Grecia	Energy	0.00%	21.00%	11,887	84,862	96,749	11,120	
Engineering and Consulting									
Iberdrola Ingeniería y Consultoría, S.A.	Bilbao	Engineering	100.00%	100.00%	661	62,962	63,623	19,483	
Iberdrola Ingeniería y Consultoría Servicios, S.A.U.	Madrid	Environ. Engineering	100.00%	100.00%	196	-46	150	0	
Iberdrola Consultoría e Serviços do Brasil, Ltda.	Brazil	Engineering	100.00%	100.00%	519	636	1,155	46	
Iberdrola Ingeniería y Consultoría México, S.A. de C.V. y Sociedades Dependientes	México D.F.	Engineering	99.99%	99.99%	1,361	-417	944	2,553	
Ghesa Ingeniería y Tecnología, S.A. y Sociedades Dependientes	Madrid	Engineering	41.18%	41.18%	4,087	15,673	19,760	1,383	
Keytech Sistemas Integrales, S.A.	Madrid	Security systems	37.00%	37.00%	601	-14	587	0	
Empresarios Agrupados Internacional, S.A.	Madrid	Engineering	25.46%	25.46%	1,202	1,871	3,073	252	
Empresarios Agrupados, A.I.E.	Madrid	Engineering	25.46%	25.46%	162	588	750	0	
Iberdrola del Espacio, S.A.	Madrid	Engineering	10.66%	12.74%	840	648	1,488	144	

€ Thousands

Company	Address	Activity	% Interest Direct or indirect 31.12.03	31.12.04	Capital	Reserves	Capital + Reserves	Income FY 2004	Dividends FY 2004
Retail - Gas									
Iberdrola Distribución de Gas, S.A.U.	Valencia	Gas	100.00%	100.00%	60	0	60	-209	
Iberdrola Infraestructuras Gasistas, S.L.	Madrid	Gas	100.00%	100.00%	3	144	147	-9	
Infraestructuras Gasistas de Navarra, S.L.	Madrid	Gas	50.00%	50.00%	1,003	2,207	3,210	236	
Bahía de Bizkaia Gas, S.L.	Vizcaya	Gas	25.00%	25.00%	3,606	20,259	23,865	7,379	
Sociedad para el Estudio y la Promoción del Gaseoducto Argelia-Europa Vía España, S.A. (MEDGAZ, S.A.)	Madrid	Gas	12.00%	12.00%	23,000	-136	22,864	-115	
Iniciativas del Gas, S.A.	Madrid	Gas	60.00%	60.00%	1,300	-498	802	-134	
Gas Nostrum, S.A.U.	Madrid	Gas	100.00%	100.00%	60	0	60	0	
Planta de Regasificación de Sagunto, S.A.	Sagunto	Gas	30.00%	30.00%	1,500	-118	1,382	-99	
Vector M, S.A.U.	Bilbao	Marketing	100.00%	100.00%	4,410	-245	4,165	-122	
Productos y Services Confort, S.A.	Bilbao	Marketing	100.00%	100.00%	300	-5	295	-107	
Auder Auditores Energéticos, LDA.	Portugal	Consulting	0.00%	100.00%	5	2	7	-87	
NEO – SKY 2002, S.A.	Madrid	Telecom	94.29%	94.29%	112,959	-30,835	82,124	-16,146	
International									
Iberdrola Energía, S.A.U.	Madrid	Holding	100.00%	100.00%	1,477,831	-182,482	1,295,349	33,962	
South America Region									
Energyworks Brasil, Ltda.	Brazil	Energy	100.00%	100.00%	40,711	-9,874	30,837	5,040	
Iberdrola Energía do Brasil, S.L.	Brazil	Holding	100.00%	100.00%	30,013	-25,860	4,153	-1,639	
Capuava Energy, Ltda.	Brazil	Energy	100.00%	100.00%	9,022	-5,812	3,210	2,740	
Companhia de Electricidade do Estado da Bahia, S.A.	Brazil	Energy	42.76%	42.76%	778,018	-411,187	366,831	94,554	
Garter Properties, Inc.	Brazil	Energy	42.76%	42.76%	57	221	278	-16,199	
Itapebí Generacao de Energía, S.A.	Brazil	Energy	40.56%	38.98%	82,559	-52,777	29,782	16,591	
Companhia Energetica Do Rio Grande Do Norte, S.A.	Brazil	Energy	39.95%	39.95%	96,649	-11,743	84,906	31,010	
NC Energía (antes Guaraniana Comercio e Serviços, S.A.)	Brazil	Services	39.00%	39.00%	4,973	-7,288	-2,315	6,831	
Termo G.C.S.	Brazil	Services	39.00%	39.00%	4	0	4	3,147	

€ Thousands

Company	Address	Activity	% Interest Direct or indirect 31.12.03	31.12.04	Capital	Reserves	Capital + Reserves	Income FY 2004	Dividends FY 2004
Neoenergia, S.A. (antes Guaraniana, S.A.)	Brazil	Holding-Energy	39.00%	39.00%	2,911.765	-1,621,054	1,290,711	83,751	
Termopernambuco, S.A.	Brazil	Energy	39.00%	39.00%	139,839	-67,500	72,339	21,131	
Companhia de Electricidade do Pernambuco, S.A.	Brazil	Energy	34.78%	34.78%	212,412	70,071	282,483	21,069	
Termoaçu, S.A.	Brazil	Energy	27.30%	21.26%	100,037	-17,480	82,557	0	
Iberdrola Energía Chile, Ltda.	Chile	Holding	99.90%	99.90%	23,133	-22,680	453	4.399	
Iberaguas, Ltda.	Chile	Holding	99.80%	99.80%	87,455	-17,784	69,671	1,732	
Iberoamericana de Energía Ibener, S.A.	Chile	Energy	94.74%	94.74%	168,654	-70,027	98,627	756	
Empresa de Servicios Sanitarios de Los Lagos, S.A.	Chile	Aguas	50.90%	50.90%	65,724	-15,007	50,717	8,919	
Iberdrola Inversiones, S.R.L.	Bolivia	Holding	99.99%	99.99%	56,713	-20,506	36,207	-71	
Iberbolivia de Inversiones	Bolivia	Finance	63.38%	63.38%	87,620	-31.440	56,180	1,530	
Compañía Administradora de Empresas – Bolivia, S.A.	Bolivia	Services	59.26%	59.26%	467	1,327	1,794	779	
Empresa de Luz y Fuerza Eléctrica de Oruro, S.A.	Bolivia	Energy	58.85%	58.85%	3,421	-38	3,383	518	
Electricidad de La Paz, S.A.	Bolivia	Energy	56.76%	56.76%	28,667	1,857	30,524	2,449	
Empresa de Servicios, S.A.	Bolivia	Energy	54.49%	54.49%	281	763	1,044	143	
Iberdrola Investimento SUL	Portugal	Services	100.00%	100.00%	263,240	-232,410	30,830	3,695	
Mexico-Guatemala Región									
Servicios de Operación Altamira, S.A. de C.V.	Mexico	Services	99.99%	99.99%	5	-29	-24	74	
Electricidad de Veracruz II, S.A. de C.V.	Mexico	Energy	99.99%	99.99%	12	-3	9	-1	
Electricidad de Veracruz, S.A. de C.V.	Mexico	Energy	99.99%	99.99%	5,320	-1,260	4,060	-386	
Iberdrola Energía Altamira de Servicios, S.A. de C.V.	Mexico	Services	99.99%	99.99%	2,185	-1,136	1,049	49	
Iberdrola Energía Altamira, S.A. de C.V.	Mexico	Energy	99.99%	99.99%	178,934	-49,726	129,208	5,252	
Iberdrola Energía La Laguna, S.A. de C.V.	Mexico	Energy	99.99%	99.99%	90,809	-13,729	77,080	0	
Iberdrola Energía Monterrey, S.A. de C.V.	Mexico	Energy	99.99%	99.99%	159,507	-43,082	116,425	-6,134	
Iberdrola México S.A. de C.V.	Mexico	Holding	99.99%	99.99%	423,424	-87,036	336,388	3,151	
Iberdrola Servicios Monterrey, S.A. de C.V.	Mexico	Services	99.99%	99.99%	5	-7	-2	35	
Cinergy, S. de R.L. de C.V.	Mexico	Services	99.99%	99.99%	160	-147	13	110	

€ Thousands

Company	Address	Activity	% Interest Direct or indirect 31.12.03	31.12.04	Capital	Reserves	Capital + Reserves	Income FY 2004	Dividends FY 2004
Enertek, S.A. de C.V.	Mexico	Energy	99.99%	99.99%	41,063	7,476	48,539	10,113	
Servicios Industriales y Administrativos del Noreste, S. de R.L. de C.V.	Mexico	Services	51.11%	51.11%	3,893	-1,527	2,366	74	
Gas Natural México, S.A. de C.V.	Mexico	Energy	13.25%	13.25%	590,241	-371,490	218,751	15,827	
Sistemas de Administración y Servicios, S.A. de C.V.	Mexico	Energy	13.00%	13.00%	9	170	179	5	
Generación Eléctrica Centroamericana, S.A.	Guatemala	Energy	52.61%	52.61%	3	1.191	1,194	-2	
Administradora de Inmuebles Santo Tomás, S.L.	Guatemala	Real Estate	49.17%	49.17%	7,544	-2,483	5,061	-22	
Distribuidora Eléctrica Centroamericana II, S.A.	Guatemala	Energy	49.01%	49.01%	288,892	-81,423	207,469	-11	
Comercializadora Eléctrica de Guatemala, S.A.	Guatemala	Energy	39.64%	39.64%	1	9,817	9,818	6,837	
Empresa Eléctrica de Guatemala, S.A.	Guatemala	Energy	39.64%	39.64%	241,090	-70,560	170,530	25,942	
Transportista Eléctrica Centroamericana, S.A.	Guatemala	Energy	39.63%	39.63%	25,874	-4,084	21,790	4,158	
Enérgica, S.A.	Guatemala	Energy	39.63%	39.63%	840	1,950	2,790	912	
Credieegsa, S.A.	Guatemala	Energy	39.60%	39.60%	138	687	825	214	
Navega.com, S.A.	Guatemala	Telecomun.	26.95%	26.95%	3,356	982	4,338	3,324	
Iberdrola Energ. Del Golfo, S.A. (antes Energía Altamira)	Mexico	Energy	99.99%	99.99%	16,435	-1,794	14,641	0	
Parqués Ecológicos de México, S.A. de C.V.	Mexico	Energy	0.00%	97.96%	375	0	375	0	
Servicios de Operación La Laguna, S.A. de C.V.	Mexico	Services	0.00%	99.99%	4	-1	3	7	
Iberdrola Energía Tamazunchale, S.A. de C.V.	Mexico	Energy	0.00%	99.99%	32,197	-695	31,502	0	
Almacenaje y Manejo de Materiales Electricos, S.A. (AMESA)	Guatemala	Services	100.00%	49.01%	124	168	292	77	
Inversiones Eléctricas Centroamericanas (INVELCA)	Guatemala	Holding	0.00%	39.64%	54,314	-17,161	37,153	4,974	
Gestión Empresas eléctricas	Guatemala	Services	0.00%	99.99%	0	-201	-201	3,129	


2004 Sustainability Report
240


GRI Table of Contents

TABLE OF CONTENTS PURSUANT TO THE GLOBAL REPORTING INITIATIVE (GRI)



In its 2002 Sustainability Reporting Guidelines, the Global Reporting Initiative (GRI) (www.globalreporting.org) recommends the inclusion of a table of contents in order to rapidly identify the location of the various GRI indicators in the documents making up the Annual Report.

The following pages include the recommended table of contents, with the GRI indicators ordered by section and the place where IBERDROLA reports thereon. In some cases, this information might not be complete with respect to the information requested, which should not be interpreted as a lack of transparency on the part of the company, but rather a lack of availability of such information at the time of preparation of this report.

The information corresponding to fiscal year 2004 follows the standards initiated by IBERDROLA in prior years in order to offer complete and truthful information regarding the economic, environmental and social dimensions of its activities. This report maintains the principle of comparability with fiscal year 2003, as there are no significant changes to the methods of calculation applied to the key information.

IBERDROLA has not made any decision contrary to the application of the GRI principles or postulates. The omission of certain of them, which might still be applied in practice, might be because they have not been explicitly formulated in corporate policies or are not currently used in the Group's management systems. To the extent that the GRI principles or postulates are a valid business reference in terms of sustainability, IBERDROLA's future reports will attempt to integrate them.

There are internal management systems and strict procedures available within the company in order to put into practice the policy of transparency and accuracy on which the public dissemination of the Group's information is based, with auditing mechanisms to ensure that the information provided in the Annual Report is reliable and complete in scope.

In addition, the annual financial statements are supervised by an external independent auditor and the environmental information is backed up by the UNE EN ISO 9001: 2000 certification, in the process of design, preparation and dissemination thereof.

This report has been validated by AENOR in accordance with the GRI 2002 Guidelines. The validation document is included at the end of this chapter, and the corresponding Validation Report, which was also prepared by AENOR, is also available.

The IBERDROLA Group's 2004 information is issued in three volumes, with the same Legal Deposit.

- Sustainability Report
- Corporate Governance Report
- Legal Information

As a reference for those GRI indicators that require it, the acronyms used are:

- SR Sustainability Report
- CG Corporate Governance
- LI Legal Information

The referred to in the Table of Contents are:

1) Reports available at www.iberdrola.com

   Annual Report: 1999, 2000, 2001, 2002, 2003 y 2004 (*)

   Environmental Report: 1997, 1998, 1999, 2000, 2001, 2002, 2003 (**) y 2004 (**)

   Social Report 2001

   Social Report 2002, 2003 (**) y 2004 (**)

   (*) Called the Sustainability Report

   (**) The Reports set forth are included in the Annual Report for the corresponding year.

2) In addition to the environmental impacts caused by IBERDROLA's activities, social and economic impacts also that occur as a result of the company's new facilities. The basic impacts are those of the generation of direct and induced labor, and an increase in economic activities in the area of the new sites during the construction phase as well as during the subsequent operations.

3) The information provided corresponds to the consolidated information of the IBERDROLA Group. The information corresponding to the affiliate companies in Latin America can be seen in their Annual Reports.

4) Current systems and procedures do not allow for the availability of information corresponding to affiliate companies in Latin America within the deadlines for the preparation of this report. It is expected that this situation will be corrected for future reports.

5) The information provided corresponds to activities carried out in Spain. Information corresponding to affiliate companies in Latin America is currently not available.

6) The activities of IBERDROLA's affiliates in Brazil, Chile, Bolivia and Guatemala are not geographically affecting indigenous communities. In Mexico, a gas combined cycle plant is in development in Tamazunchale, in the state of San Luis Potosí, which will be installed in a municipality in which there are several indigenous communities.Although these communities are not affected territorially, communications campaigns are being carried out in collaboration with Mexican entities in order to report on the most significant aspects of the project.

7) The management standards adopted by IBERDROLA incorporate standards socially required by its activities in all countries in which it operates, rejecting the use of bribery or corrupt practices, as set forth in the Code of Professional Conduct, or financial contributions to political organizations.

Note: With the intention to facilitate their identification, the original GRI indicators in this content index have been edited, adapting them to a single line. In order to avoid misinterpretations, the literal and complete descriptions can be consulted in the original document, the GRI 2002 Sustainability Reporting Guidelines. *http://www.globalreporting.org/guidelines/2002.asp*

	Global Reporting Initiative (GRI) Content Index	IBERDROLA Information
1.	**VISION AND STRATEGY**	
1.1	Statement of vision and strategy on sustainable development	SR 43-49,153
1.2	Statement from the CEO describing key elements of the report	SR 3-5
2.	**PROFILE**	
Organisational Profile		
2.1	Name of reporting organisation	SR 249
2.2	Major products/services, including brands if appropriate	SR 186,187
2.3	Operational structure of the organisation	SR 9,21
2.4	Description of major divisions, operating companies, subsidiaries, and joint ventures	SR 71-93, 232-239
2.5	Countries in which the organisation's operations are located	SR 88
2.6	Nature of ownership; legal form	CG 2-10
2.7	Nature of markets served	SR 50-52, 74,75,85-93
2.8	Scale of the reporting organisation	SR 26-28,63-65,158,159
2.9	List of stakeholders, key attributes of each, relationship to the reporting organisation	SR 153,215
Report Scope		
2.10	Contact person(s) for the report, including e-mail and web address	SR 251
2.11	Reporting period for information provided	Year 2004
2.12	Date of most recent previous report	Note 1
2.13	Boundaries of report and any specific limitations on the scope	SR 95,156 LI 88-95
2.14	Significant changes in the organisational profile since the previous report	SR 156 LI 16-17
2.15	Basis for reporting on situations that can significantly affect comparability	LI 12-14
2.16	Explanation of, and reasons for, any re-statement of information provided earlier	SR 156
Report Profile		
2.17	Decisions not to apply GRI principles or protocols in the preparation of the report	SR 156
2.18	Criteria/definitions used in economic, environmental, and social accounting	SR 95,156 LI 12-17
2.19	Significant changes from previous years in key information measurement methods	SR 156
2.20	Policies and internal practices to assure the reports accuracy, completeness, and reliability	SR 95,241
2.21	Policy and current practice regarding independent assurance of the report	SR 241
2.22	Means by which report users can obtain additional information	SR 95,251
3.	**GOVERNANCE STRUCTURE AND MANAGEMENT SYSTEMS**	
Structure and Governance		
3.1	Governance structure of the organisation	CG 10-37
3.2	Percentage of independent, non-executive directors in the board of directors	10 of 21 = 48%
3.3	Process for determining the expertise needed by board members	CG 31
3.4	Board-level processes for overseeing identification/management of risks/opportunities	CG 24,34,41-45
3.5	Linkage between executive compensation and achievement of goals	CG 17 SR 161,162,166
3.6	Oversight, implementation and audit of economic, environmental, and social policies	SR 21
3.7	Mission, values, Code of Conduct and their status of implementation	SR 153,154,158
3.8	Mecanisms for shareholders to make recommendations to the board of directors	SR 176

Stakeholder Engagement		
3.9	Basis for identification and selection of major stakeholders	SR 95,153-156
3.10	Approaches to stakeholder consultation	SR 95,165,175, 187,188,194,195
3.11	Type of information generated by stakeholder consultations	SR 95,165,175
3.12	Use of information resulting from stakeholder engagements	SR 95,165,175
Overarching Policies and Management Systems		
3.13	Explanation of wether and how the organisation addresses the precautionary approach	SR 101,104,145
3.14	Externally developed, voluntary initiatives the organisation subscribes to or endorses	SR 155
3.15	Principal memberships in industry or business associations and/or advocacy organisations	SR 157
3.16	Policies and/or systems for managing upstream and downstream impacts	SR 98,99,104-107,193
3.17	Approach to managing indirect economic, environmental, and social impacts	SR 100-112 Note 2
3.18	Major decisions regarding the location of, or changes in, operations	SR 43-49
3.19	Programs and procedures pertaining to economic, environmental, and social performance	SR 114-117,166,169, 202,203,210
3.20	Status of certification of economic, environmental, and social management systems	SR 35,104-107, 167,222,223
4.	**PERFORMANCE INDICATORS**	
4.1	ECONOMIC PERFORMANCE INDICATORS	
Customers		
EC1.	Net Sales	SR 57
EC2.	Geographic breakdown of markets	SR 71-93
Suppliers		
EC3.	Cost of all goods, materials, and services purchased	SR 191
EC4.	Percentage of contracts paid in accordance with agreed terms	SR 191
EC11.	Supplier breakdown by organisation and country	SR 191
Employees		
EC5.	Total payroll and benefits broken down by country or region	LI 10,74 Note 3
Providers of capital		
EC6.	Distributions to providers of capital broken down by interest and dividends	LI 9,10
EC7.	Increase/decrease in retained earnings at end of period	LI 106
Public sector		
EC8.	Total sum of taxes of all types broken down by country	LI 10,74 Notes 3 y 4
EC9.	Subsidies received broken down by country or region	LI 56 Notes 3 y 4
EC10.	Donations to community broken down by amounts and beneficiaries	SR 201 Notes 4 y 5
4.2	ENVIRONMENTAL PERFORMANCE INDICATORS	
Materials		
EN1.	Total materials use other than water, by type	SR 118-120
EN2.	Percentage of materials used that are wastes from external sources	SR 118
Energy		
EN3.	Direct energy use segmented by primary source	SR 121-122
EN4.	Indirect energy use	SR 121-122
Water		
EN5.	Total water use	SR 123-125
Biodiversity		
EN6.	Location/size of land owned, leased or managed in biodiversity-rich habitats	SR 109-112,127-129 Notes 4 y 5

EN7.	Description of the major impacts on biodiversity associated with activities	SR 96,97
EN27.	Objectives and Programmes for protecting and restoring native ecosystems and species	SR 109-112
EN29.	Business units operating or planning operations in or around protected or sensitive areas	SR 127-129
Emissions, Effluents, and Waste		
EN8.	Greenhouse gas emissions	SR 130-133
EN9.	Use and emissions of ozone-depleting substances	SR 133
EN10.	NOx, SOx, and other significant air emissions by type	SR 30, 134-138
EN11.	Total amount of waste by type and destination	SR 139-142
EN12.	Significant discharges to water by type	SR 126
EN13.	Significant spills of chemicals, oils, and fuels	SR 143
EN30.	Other relevant indirect greenhouse gas emissions	SR 131
Suppliers		
EN33.	Performance of suppliers relative to environmental aspects described in 3.16	SR 193
Products and Services		
EN14.	Significant environmental impacts of principal products and services	SR 96
EN15.	Percentage of the weight of products sold that is reclaimable	SR 96
Compliance		
EN16.	Incidents of and fines for non-compliance with applicable environmental regulations	SR 143
Overall		
EN35.	Total environmental expenditures by type	SR 144
4.3	**SOCIAL PERFORMANCE INDICATORS**	
	Labour Practices and Decent Work	
Employment		
LA1.	Breakdown of workforce by region/country, employment type and contract	SR 159,160
LA2.	Net employment creation and average turnover segmented by region/country	SR 160 Notes 4 y 5
LA12.	Employee benefits beyond those legally mandated	SR 162,163
Labour/Management Relations		
LA3.	Percentage of employees represented by independent trade union organisations	SR 163,164 Notes 4 y 5
LA4.	Policy of consultation with employees on changes in the organisation´s operations	SR 164,165
LA13.	Provision of formal worker representation in decision-making	SR 163,164
Health and Safety		
LA5.	Practices on recording and notification of occupational incidents and deseases	SR 168 Notes 4 y 5
LA6.	Formal joint health/safety committees comprising management and workers	SR 167,169
LA7.	Standard injury, lost day, absence rates, and work related fatalities	SR 168 Notes 4 y 5
LA8.	Description of policies and programmes on HIV/AIDS	SR 168
LA14.	Evidence of substancial compliance with ILO health management guidelines	SR 158,167
LA15.	Formal agreements with trade unions covering health and safety at work	SR 163,167
Training and Education		
LA9.	Average hours of training per year per employee by categorie of employee	SR 171
LA16.	Support of continued employability and management of career endings	SR 169,170
LA17.	Specific policies/programmes for skills management or lifelong learning	SR 169,170
Diversity and Opportunity		
LA10.	Equal opportunities policies and monitoring systems to ensure compliance	SR 161
LA11.	Composition of senior management/corporate governance bodies, female/male ratio	SR 159
Human Rights		
Strategy and Management		
HR1.	Human rights policies, guidelines, and procedures	SR 158

HR2.	Evidence of consideration of human rights impacts as part of investment decisions	SR 193
HR3.	Policies/procedures to address human rights performance within the supply chain	SR 193
Non-discrimination		
HR4.	Global policy and procedures preventing all forms of discrimination	SR 158,161
Freedom of association and collective bargaining		
HR5.	Freedom of association policy	SR 158,163
Child labour		
HR6.	Policy excluding child labour as defined by ILO Convention 138	SR 158
Forced and compulsory labour		
HR7.	Policy to prevent forced and compulsory labour	SR 158
Indigenous Rights		
HR12.	Description of policies and procedures to adress the needs of indigenous people	Note 6
HR13.	Description of jointly managed community grievance mechanisms/authority	Note 6
HR14.	Share of operating revenues that are redistributed to local communities	Note 6
Society		
Community		
SO1.	Management of impacts on communities in areas afected by activities	SR 98-101,200
SO4.	Awards recieved relevant to social, ethical, and environmental performance	SR 157,169,180
Bribery and Corruption		
SO2.	Policy and management systems addressing bribery and corruption	Note 7
Political Contributions		
SO3.	Policy and management systems for managing political lobbying and contributions	Note 7
SO5.	Amount of money paid to political parties and institutions who fund political parties	Note 7
Competition and Pricing		
SO6.	Court decisions regarding cases pertaining to anti-trust and monopoly regulations	SR 184
SO7.	Description of policy and management systems for preventing anti-competitive behaviour	SR 181
Product Responsibility		
Customer Health and Safety		
PR1.	Policy for preserving customer health and safety during use of products/services	SR 190,207,208
PR4.	Number and type of instances of non-compliance with regulations	No case of non-compliance in 2004
PR5.	Number of complaints upheld by regulatory or similar oficial bodies	2004 No complaints
PR6.	Voluntary code compliance, product labels used or awards received	SR 190
Products and Services		
PR2.	Policy and management systems related to product information and labelling	SR 187
PR7.	Number and type of non-compliance with regulations	No case of non-compliance in 2004
PR8.	Policy and management systems related to customer satisfaction	SR 187-189
Advertising		
PR9.	Adherence to standards and voluntary codes related to advertising	SR 189-190
PR10.	Number and types of breaches of advertising and market regulations	SR 184
Respect for privacy		
PR3.	Policy and management systems for consumer privacy	SR 189
PR11.	Number of substantiated complaints regarding breaches of consumer privacy	2004 No complaints

AENOR CERTIFICATION

AENOR Asociación Española de Normalización y Certificación

SUSTAINABLE REPORT VALIDATION



VMS-N° 001/05

The Spanish Association for Standardisation and Certification (AENOR) validates that the sustainable Report of the following firm:

IBERDROLA, S.A.

Entitled: ***"SUSTAINABILITY REPORT 2004"***

Legal deposit number: BI-456-05004

This Report is in accordance with the requirements of the 2002 edition guide for the elaboration of Sustainable Reports, developed by the Global Reporting Initiative (GRI). The validation has been fulfilled on 25th February and no subsequent performances can be considered

The present validation will be in force, unless it is cancelled or withdrawn upon AENOR's written notification and according to specific terms of the contract – application n° GRI – 002/2005 of 8 February 2005 and to the General Regulation of January 2003, which require, amongst other commitments, the permission to visit the installations by the technical services of AENOR to verify the veracity of stated data.

This declaration does not condition the decision that Global Reporting Initiative can adopt to incorporate to IBERDROLA in the "in accordance reporters list", and that GRI publishes in its Web http://www.globalreporting.org/guidelines/reporters_IA.asp.

Issued on: 25th February 2005

General Manager of AENOR

IDENTIFICATION

IBERDROLA, S.A. was incorporated for an indefinite period of time via a public deed executed on July 19, 1901 before Bilbao Notary Public Isidro de Erquiaga y Barberías, and registered in book 17 of the Companies Section, folio 114, sheet 901, entry no. 1 in the Vizcaya Commercial Registry. The Company's Tax Identification Number is A-48010615.

The Company's By-Laws were adapted to the Consolidated Text of the Spanish Companies Law by virtue of the resolution adopted by the shareholders at the General Shareholders' Meeting held on June 16, 1990, and formalized in a public deed executed on July 6, 1990 before Bilbao Notary José María Arriola Arana under no. 2,080 of his notarial register and registered with the Vizcaya Commercial Registry in volume 2110, folio 56, sheet BI-167-A, entry no. 700.

Its present name was adopted by the shareholders at the General Shareholders' Meeting held on November, 1, 1992 and formalized in a deed executed on December 12, 1992 before Bilbao Notary José María Arriola Arana under no. 4150 of his notarial register and registered with the Vizcaya Commercial Registry in volume BI-233 of the General Companies Section, folio 156, sheet BI-167-A, entry no. 923.

By means of a resolution adopted by the shareholders at the General Shareholders' Meeting on April 1, 2000, the Company's corporate purpose was adapted to meet the provisions of the Spanish Electricity Industry Law 54/1997, of 27 November, which provided for the separation of regulated and non-regulated activities.

By means of a resolution adopted by the shareholders at the General Shareholders' Meeting held on April 3, 2004, the current By-Laws have been adapted to the Transparency Law and to Corporate Governance best practices, which resolution was converted into a public instrument on such date under no. 558 of his notarial register and registered with the Vizcaya Commercial Registry in volume 4040, folio 122, page number BI-167-A, entry no. 1657.

The Company's registered offices are in Bilbao, at calle Cardenal Gardoqui, 8, where the documentation relating to the information contained in this Annual Report, together with all other public information on the Company, is available to the Company's shareholders.

IBERDROLA ADDRESSES AND TELEPHONE NUMBERS

SPAIN

Corporate Headquarters
Cardenal Gardoqui, 8. 48008 BILBAO
Tel.: +34 944 151 411 / Fax: +34 944 154 579

Edificio Iberdrola Madrid
Tomás Redondo, 1. 28033 MADRID
Tel.: +34 915 776 500 / Fax: +34 917 842 110

Regional Offices:

Autonomous Community of Andalucía
Inca Garcilaso, s/n.
Edificio Expo. Isla de la Cartuja. 41092 SEVILLA
Tel.: +34 954 467 940 / Fax: +34 954 467 947

Principality of Austurias
Sabino Alonso Fueyo, s/n. 33930 LANGREO
Tel.: +34 985 694 011 / Fax: +34 985 683 038

Autonomous Community of Castilla y León
Veinte de Febrero, 8 47001 VALLADOLID
Tel.: +34 983 352 400 / Fax: +34 983 453 125

Autonomous Community of Castilla-La Mancha
Berna, 1. 45005 TOLEDO
Tel.: +34 925 229 801 / Fax: +34 925 228 908

Autonomous Community of Cataluña
Marina, 18-18. Torre Mapfre, planta 39
08005 BARCELONA
Tel.: +34 932 218 390 / Fax: +34 932 218 391

Autonomous Community of Extremadura
Periodista Sánchez Asensio, 1. 10004 CÁCERES
Tel.: +34 927 226 304 / Fax: +34 927 247 054

Autonomous Community of Galicia
Parque Empresarial Novo Milladoiro
Oliveira, 96. Ames. LA CORUÑA 15895
Tel.: +34 981 535 920 / Fax: +34 981 535 930

Autonomous Community of Madrid
Chulapos, s/n. 28005 MADRID
Tel.: +34 915 776 500 / Fax: +34 917 844 465

Autonomous Community of Murcia
Avenida de los Pinos, 7. 30009 MURCIA
Tel.: +34 968 285 200 / Fax: +34 968 395 759

Autonomous Community of Navarre
Avenida de Roncesvalles, 7. 31002 PAMPLONA
Tel.: +34 948 220 017 / Fax: +34 948 220 116

Autonomous Community of the Basque Country
Avenida San Adrián, 48. 48003 BILBAO
Tel.: +34 944 151 411 / Fax: +34 944 663 126

Autonomous Community of La Rioja
Carretera Laguardia, 91-93. Central Las Norias
26006 LOGROÑO
Tel.: +34 941 223 304 / Fax: +34 941 206 988

Autonomous Community of Valencia
Isabel la Católica, 12. 46004 VALENCIA
Tel.: +34 963 510 722 / Fax: +34 963 885 298

EUROPE

Belgium
Av. de la Renaissance, 12, 2°.
1000 BRUSELAS
Tel.: +32 2 740 19 19 / Fax: +32 2 740 19 20

Portugal
Edifício Tivoli Forum. Avenida da Liberdade,
180-A, 7ª planta. 1250-146 LISBOA
Tel.: +351 21 350 2750 / Fax: +351 21 350 2775

Switzerland
Zweigniederlassung Zürich
Löwenstrasse, 25. CH-8001 ZÜRICH
Tel.: +41 43 888 60 00 / Fax: +41 43 888 60 01

LATIN AMERICA

Bolivia
Avda. Illimani, 1973, Miraflores. LA PAZ
Tel.: +591 2 222 2200 / Fax: +591 2 222 3756

Brazil
Rúa Lauro Muller nº 116 - Salas 1101-1102
Botafogo Rio de Janeiro - 22.290-160
Tel.:+5521 3820 15 00/Fax.: +5521 3820 15 03

Chile
Avda. Vitacura, 2771, 5° piso - oficina 503
Las Condes. SANTIAGO DE CHILE
Tel.: +562 236 57 17/ Fax: +562 236 55 58

Guatemala
6ª Avda. 8-14, Zona 1. GUATEMALA C.A. 01001
Tel.: + 502 2 30 06 59 / Fax: +502 2 30 92 39

Mexico
Bulevar Manuel Águila Camacho, 24 - piso 19
Edificio Torre del Bosque
Colonia Lomas de Chapultepec
Delegación Miguel Hidalgo
11000 MÉXICO D.F.
Tel.: +52 55 85 034 600 / Fax: +52 55 85 034 605

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GIVE US YOUR OPINION

This 2004 Sustainability Report is available in electronic format on IBERDROLA's website: *www.iberdrola.com*

In order for us to know your opinion, you can send us your comments and suggestions through the above-mentioned website, filling out a survey that appears under the Report.

Thank you. We very much value your opinion.



www.iberdrola.com



Publication: IBERDROLA. Human Resources and Services Division
Design and Layout: IBERDROLA
Photography: IBERDROLA
Translation: Juriscribe
Printing: Publimail 2000
Legal Deposit: BI-456-05








IBERDROLA

Annual General Meeting 2005

Report by

Iñigo de Oriol Ybarra

Chairman of IBERDROLA

Bilbao, March 18, 2005

IBERDROLA

Annual General Meeting 2005

Report by

Iñigo de Oriol Ybarra

Chairman of IBERDROLA

Bilbao

Palacio Euskalduna

March 18, 2005

Contents

Greeting and introduction

Dear Shareholders:

I have the honor, yet another year, to appear at this General Shareholders' Meeting on behalf of the Board of Directors in order to report on the governance and management of the Company during Fiscal Year 2004 and share with you some comments about the environment in which we conduct our business. First of all, I want to welcome you all here and express our thanks for your presence today at the event that is, no doubt, the most solemn in any corporation throughout the year. I want to extend an especially warm welcome to all those persons who contribute their work and dedication in order to advance the values of IBERDROLA's business culture beyond our frontiers: our heartfelt thanks to you Bolivians, Brazilians, Chileans, Guatemalans, Mexicans and Portuguese, who are with us today at this General Meeting in which we welcome you with open arms. We wish you a pleasant stay in our country.

Let me first tell you that during the year that has elapsed since the last General Meeting, we have been, as is usual at our company, in regular and open communication with all levels of Government. We are bound to maintain such communication because our energy business is a regulated business and the public service we provide to our country is of the utmost importance. The economic and social progress that Spain has witnessed in the last few years could not be understood without relating it to the climate of confidence that has successfully been established between the authorities and private institutions in furtherance of the country's stability and the well-being of all citizens. At IBERDROLA, we have at all times been ready to cooperate and engage in a dialogue with the Central, Autonomous Community and local governments, always confident that the requisite framework will be created for a more effective discharge of our duties in serving the Spanish community.

In a few weeks' time, the most significant elections will take place in this Basque Country where our registered office is located. As members of a company that has had deep roots in this land since its inception, we would like to express our wish and our confidence that these elections will help

strengthen sound and lasting ties among those of us who want to live in this country and contribute towards its enhanced development; ties that must be based upon freedom, peace, democratic dialogue and respect for the legal and institutional system.

As I have done in previous years, I would now like to remember all those shareholders, employees, customers, retirees and suppliers who have left us since the last General Meeting. Our affection and our fondest memories are with them, as is our gratitude for all they have contributed to IBERDROLA. May they rest in peace.

In 2004, Mr. Ramón de Rotaeche y Velasco, a distinguished member of a family that has been close to our company since its foundation, ceased to hold office on our Board of Directors upon reaching the age limit established in the regulations. For more than 33 years, Mr. Ramón de Rotaeche served on the Board with dedication, loyalty and efficiency, and we will always be grateful to him for that.

In order to fill Mr. Rotaeche's vacancy, the Board of Directors resolved to appoint, on an interim basis, Mr. Sebastián Battaner Arias, who earned his degree in Business Sciences at the Universidad Comercial de Deusto and his Law degree at the Universidad de Valladolid and, following a brilliant professional career in Bilbao and in prime institutions in Castilla y León, such as Caja Duero, where he served as executive chairman, now joins the Board as a representative of the savings associations associated in the Federación de Cajas de Castilla y León. We expect a lot of Mr. Sebastián Battaner's experience and capacity for dialogue, and we trust that his appointment and his re-election to a new term of office will be ratified at this Meeting.

I do not want to pass up this occasion without expressing, once again, my gratitude to the Board of Directors for the confidence placed in me year after year. I must say that I am honored by such confidence, which entails a commitment for me and to which I have always tried to correspond with my best efforts and absolute dedication to my duties.

Dear shareholders, I will now turn to the issues on which I want to report to you and which I will address under the following headings:

- The international scenario
- The spanish economy
- European Union: the electricity industry
- Spain: the electricity industry
- Proposed Resolutions
- Fiscal year 2004

and lastly, some

- Final comments

Once I have completed my report, the Vice-Chairman & Chief Executive Officer will provide you with a more detailed analysis of the results for the Year and the progress of the 2002-2006 Strategic Plan.

The international scenario

During 2004, we witnessed one of the highest levels of economic activity in the last decade, with a 4% increase in the world's GDP. Recovery has been widespread in all geographical areas, though at varying rates:

- The United States of America continue to exhibit sustained growth and reached the end of 2004 with rates above 4%, while Japan stayed on the path to recovery it had initiated the previous year and managed to record rates similar to those in America.

- The European Union seems to be overcoming its economic lethargy, with an average growth of 1.8% in 2004 as compared to the 0.5% posted in 2003. In any event, it is still a long way from the results obtained by the United States and Japan that I just mentioned.

  Everything leads us to think that the European Union, which is an essential part of the western world, is bound to reinforce its ties with the United States, the greatest world power today.

  There are historical, economic and cultural reasons why the European countries should intensify their economic and financial relations with their counterpart across the Atlantic. For decades, these relations have brought large benefits to both parties and have remain unscathed by the political comings and goings and some misunderstandings -especially in recent years- which, fortunately, are now being resolved. Looking ahead, and taking into account the challenges of the ever-growing economic globalization, a United States- European Union axis is indispensable in order to continue to promote innovation, create jobs and, in general, foster the creation of wealth for the 753 million inhabitants on both sides of the Atlantic.

- Latin America posted the best results in the last three years, with growth rates in excess of 5% thanks to the recovery in countries like Brazil, Mexico and Chile, these being countries of great significance in which our company has a solid presence.

As regards emerging countries, we must underscore the growing importance of the new Asian powers, such as India or China, within the context of the world economy. We can feel the increasingly pervasive influence of faraway countries on our nearest, more proximate environment. The increase in the international price of raw materials and fuels during 2004 is, without a doubt, the consequence of this new economic scenario and of the strong impact it is now exerting on a globalized economy.

I will now comment briefly on the Spanish economy.

The spanish economy

Our economy developed favorably during 2004, posting a 2.7% growth rate in real terms, according to the most recent official data. As has been the case in the last few years, this growth was primarily due to domestic demand, thanks to upward trends in consumption and in the construction industry. As a new issue, we must point out the significant recovery in the demand for investments in capital goods, with a growth rate that was above 5% in 2004.

This increase in economic activity translated into the creation of more than 400,000 new jobs, according to the data provided by the Working Population Survey. For its part, the unemployment rate went down to 10.4%, the lowest rate since 1979.

While we must acknowledge the positive nature of this data, we should not forget that the employment situation in our country is still far from the average figures prevailing in the European environment in which we operate. It is true that, thanks to the negotiations conducted between employers' organizations and labor unions, it has been possible to remove certain rigid practices in the job market that hampered the modernization of the Spanish economy. The agreement recently entered into between the labor unions and the CEOE [Spanish Confederation of Business Organizations] gives us the hope that further progress will be made towards the development of an agile and constructive system of industrial relations, which may contribute to job creation and to the reduction of our unemployment rate to levels similar to those in the European Union countries.

Before finishing my discussion of this point, I must say that some disquieting data which should be promptly dealt with by the Government and the social players are looming on the horizon of the Spanish economy. I am talking about the rise in the year-on-year inflation rate, which hit 3.2% in December 2004 as compared to 2.6% the previous year, and the increase in our foreign deficit, which has doubled as compared to year-end 2003 and reflects a step backwards in the competitiveness of our economy.

I think that every possible measure should be adopted in order to stop a process that, were it to continue as it is, might jeopardize the progress made in the last few years in building up a solid economy in Spain.

I will now comment on some aspects of the electricity industry, beginning with the European Union.

European Union: the electricity industry

In 2004, a significant qualitative change occurred on the way to the Single Energy Market, namely the deregulation, since last July, of supply to non-household customers.

Although this step forward is an important one, we daresay that the ultimate goal, that large market comprising the whole continent, is still a long way ahead. We should bear in mind that little progress was made last year in the introduction of the requisite structural reforms -many of which are still to be made- of the domestic energy industries in the member States.

The enlargement that has resulted in the 25-country Europe, following the incorporation into Europe of, among others, a large number of countries within the former Eastern bloc, opens up new international opportunities for our industry, but at the same time renders the process of market unification more complex.

We hope that the new European Commission will take the necessary steps in order to achieve a policy of homogenization of domestic laws. Measures must be taken urgently in order to put an end to the present-day situation of imbalance, which permits companies that operate as virtual monopolies to access third countries, while the latter are prevented from exercising their right to reciprocity.

Finally, let me highlight the significant support granted in Europe in 2004 to the fight against climate change, an issue that is certainly serious and on which our continent has assumed a strong leadership position. In almost record time, the European Union countries have been able to create the technical and regulatory infrastructure required to start a market of greenhouse gas emission certificates on an unprecedented scale. It is quite likely that the European example will become a mandatory benchmark for all countries committed to the principles of the Kyoto Protocol.

Spain: the electricity industry

The recent publication of the Royal Decree which provides for the distribution of the emission rights certificates contemplated in the National Allocation Plan for the 2005-2007 period represents the culmination of the extensive efforts put forth by the Spanish Government and national players in order to implement the European directives on this matter. Nonetheless, this is not the end but the beginning of a road along which we will be faced with new major challenges. In this regard, we think it is important to start to design, right now, not only the National Allocation Plan for the 2008-2012 period, which will require additional cuts in emissions, but also, and most importantly, the strategy that Spain will pursue in the negotiations during the post-Kyoto period beginning thereafter, in order to ensure that the new emission reduction efforts in Europe are evenly deployed by all countries making up the Union.

In addition to this significant measure, the companies and the Government were in contact on several occasions throughout the year, as a result of which the Government carried out the regulatory revision that, as set forth in the Economic Report of the Electricity Industry Law of 1997, should have taken place in 2002.

We should recall that this Law was published eight years ago, providing for the transition to a new deregulated market model which was in line with European directives and deregulation trends throughout the world.

We hope that the revision that has now been started will make it possible to enhance the obvious achievements of these last eight years and to remedy some of the deficiencies that became apparent during this period.

Electricity rates have been reduced by 38% in real terms over the last few years, but their structure is farther and farther removed from the reality of the costs incurred by electric companies.

In spite of the fact that, pursuant to the European Community directives, the abolition of industrial rates is already contemplated, it is indispensable that the entire rate system be reformed in order to acknowledge this reality about the costs incurred, and that rates be periodically adjusted when warranted by market conditions.

Also urgent is an adjustment in the compensation for the supply business – an issue that has remained unsolved for ten years now – in order to reward quality in supply to the largest possible extent.

Promoting energy efficiency and starting plans to cut down waste in consumption must be the cornerstone of the energy policy in a country that is so heavily dependent on foreign countries in this respect.

Also, I want to refer to the Plan for the Revitalization of the Economy, a package of economic measures recently announced by the Government, some of which have already been approved by Royal Decree-Law. We welcome the opportunity of adopting certain decisions which are necessary and urgent for the proper operation of the industry and the fulfillment of the international commitments assumed by Spain, such as the launch of the Iberian Electricity Market (MIBEL).

In conclusion, we are confident that all these regulatory initiatives will lead to an improved capacity of the industry to cope with the challenge of increasing competition and to efficiently achieve the goals that the community requires us to attain and that we, more than anyone else, are eager to accomplish.

Clearly, I am talking about the need to guarantee energy supply in optimal quality conditions, at appropriate prices and trying to minimize, more and more each day, the impact of our actions on the environment.

Proposed Resolutions

The Secretary has already fully informed you about the Proposed Resolutions submitted for your consideration at this General Meeting, almost all of which are aimed at the renewal of yearly resolutions.

At the beginning, I mentioned the proposal for ratification of the appointment on an interim basis of Mr. Battaner, and now I would like to refer to the proposed reelection of Directors, for an additional period of 5 years, as set forth in item nine on the Agenda.

Please note that the current members of the Board of Directors were appointed at the General Shareholders' Meeting held on June 16, 2001 for the maximum legal and by-law-regulated period of five years, or were otherwise appointed Directors on an interim basis in order to fill vacancies resulting from the withdrawal of some directors, with their term of office to end on the same original date.

We now submit for your consideration at this General Meeting the partial renewal of the Board through the reelection of seven directors, whose resumes are contained in the documentation delivered to the shareholders.

First, in order to guarantee the continuity of a management policy that, in the opinion of the Board -and we hope, also in the opinion of the shareholders- is producing most satisfactory results, we propose the reelection of the Vice-Chairman & Chief Executive Officer.

The proposed reelection of the other six directors is supported by the interests they hold in the share capital, whether as representatives of or because of their relationship with institutional shareholders, or as independent directors holding the largest shareholding interests in our company on a personal basis.

We hope that the shareholders will ratify this proposal, the purpose of which is that the directors' terms of office hereafter expire on a staggered basis.

Now I will briefly report on Fiscal Year 2004.

Fiscal year 2004

Fiscal Year 2004, which today we submit for approval at this General Meeting, has been, I think, extremely positive, and I hope you will agree with me on this. I will just provide you with some relevant data:

- The profits recorded in 2004 are the highest in IBERDROLA's history.
- The highest share prices ever have been obtained.
- The dividends to be paid out to the shareholders are the highest in our history.

In the past Fiscal Year, IBERDROLA's net income amounted to 1,211 million euros, with a 14.2% increase over 2003, while maintaining a high investment pace and at the same time decreasing financial leverage.

In view of these results, and abiding by the commitment assumed by the Board to increase dividends to the same extent that income increases, we propose to distribute dividends in the gross amount of 0.768 Euro per share. As last January 3 interim dividends were paid in the gross amount of 0.326 Euro per share, a supplemental gross dividend of 0.442 Euro per share will be paid next July 1, if so approved by the shareholders.

Before making my final comments, I want to acknowledge the entire Board of Directors for their work and the efforts of IBERDROLA's personnel throughout the past year. We know that, nowadays, human resources constitute the most precious assets of a company, and we take pride in having with us at IBERDROLA the most outstanding professionals, capable of successfully facing the competitive challenges of our time. This explains why our company was chosen by analysts and investors as the highest-ranking European Utility among the Euro Stoxx 50 and why our Vice-Chairman & Chief Executive Officer was selected as the best Chief Executive Officer of all companies among the Euro Stoxx 50 and, for the second year in a row, the best Chief Executive Officer in the European Utilities industry.

Our sincerest congratulations to you, Ignacio.

Final comments

Last year, I started to make these final comments by thanking the shareholders for the confidence placed in us as far back as fourteen years ago at the creation of IBERDROLA, an ambitious project that was by no means risk-free. As one more year goes by, we can see, ever more clearly, that the decision at that time was exactly the right one. The most optimistic forecasts have been largely exceeded. Today we stand as a company on a sound footing, one that has opened up to the international market and is ready to compete under the most stringent conditions.

If we look at the period elapsed between 1992 and the present, we will find that, without any capital contribution having been made by the shareholders,

- Sales have risen by 120%.

- Productivity per employee has tripled.

- Net income has increased by 243%.

- The total amount of distributed dividends comes to 5,854 million euros, with cumulative investments totaling almost 20,000 million euros, all while reducing leverage by 17% to stand at 54.8%.

- Pay out was reduced from 91% to 57.1%.

- Dividends will have doubled if the proposal now submitted to you is approved at this Meeting.

- And in terms of market capitalization, IBERDROLA's value is 4.8 times higher today than in 1992.

Behind all these figures, all this progress and aspirations, the shareholders will find a Board of Directors that stands united, whose balanced composition ensures compliance with the most exacting Good Corporate Governance standards; with a Vice-Chairman and & Chief Executive Officer who, thanks to his authority,

intelligence, and position as a man ahead of his time, gives us the confidence and security we need to look into the future; with a first-class management team; with labor unions which, without waiving their principles, responsibly share the goals pursued by the company. We will find, in summary, a compact, solid, modern and well-managed company, that carries out its activities in a climate of trust and loyalty, both in Spain and in the Autonomous Communities of our country and in the international field in which we already operate.

But there is something else, of the utmost importance: IBERDROLA has always counted and continues to count on the support of you, its shareholders. I want you to know that we highly value your confidence, for which we are indebted; I want you to know that your aspirations are also ours and that we are fully in agreement on a common goal: to make IBERDROLA a model company, both in Spain and in the rest of the world.

There is data that confirms that we are on the right track: in a year like this one, in which extreme temperatures have tested our capacity to respond to demand, we have been able to assure our customers of continued energy supply under optimal safety conditions. Also, IBERDROLA's corporate culture has earned significant international recognition for its transparency and its openness towards the international financial community.

It is true that we cannot afford to be self-complacent and that we must continue to give our very best in order to face the challenges of the future. But we cannot fail to congratulate ourselves on having managed to place IBERDROLA, through our joint efforts, in the enviable position in which it is at present. If the more than one hundred years during which we have been doing business as a private company give us wisdom and experience, the horizon ahead encourages us and drives us into the future. For this chairman that is now talking to you and that has been fighting out there for so many years now, the current position of our company, its outstanding track record and its excellent prospects all constitute a reason for satisfaction and, I must admit, a matter for justified pride. I feel rejuvenated when I tell you in conclusion, that never, not even in times of tremendous optimism, could I have dreamed of a better scenario to successfully carry out, on a sound basis and with renewed strength, what has been the most exciting professional adventure in my life.

Thank you once more for your attendance today, for your attention, and for that confidence you have always placed in me and to which I feel so very much committed.

Thank you very much from the bottom of my heart.







IBERDROLA

Annual Shareholders' Meeting

2005

Report by

Ignacio Sánchez Galán

Vice-Chairman and Chief Executive Officer

of IBERDROLA

Bilbao, March 18, 2005

IBERDROLA

Annual Shareholders' Meeting 2005

Report by

Ignacio Sánchez Galán

Vice-Chairman and Chief Executive Officer

of IBERDROLA

Bilbao

Palacio Euskalduna

March 18, 2005

Contents

Introduction

Ladies and gentlemen, good morning.

Ladies and gentlemen shareholders, good day to you all.

Once again, the city of Bilbao and the Palacio Euskalduna are hosting IBERDROLA's General Shareholders' Meeting, which we are attending in order to inform you, with rigor and transparency, of the major figures and principal activities of the Company during the last Fiscal Year.

And we are doing so with the satisfaction it gives us to present to all of you, our Shareholders, good results, like the ones obtained in 2004, and trusting that you will continue to give us your support as you have done in the past.

In the year 2001, the Board approved a Strategic Plan, whose objective was to double the Company's size and earnings.

The path that we have followed to this point is even more than positive. The 2004 Fiscal Year on which we are reporting to you today has demonstrated, as in prior years, a high degree of fulfillment of the Plan in terms of its various milestones, which is reflected in an accelerated growth in earnings, which increased by 14.2%.

This circumstance -as our Chairman has already announced- has made it possible to propose to this General Shareholders' Meeting the approval of an overall 14.3% increase in the dividend, to 0.768 euro per share.

The results obtained in 2004 reflect the wisdom of a strategic focus based on growth with profitability, centered fundamentally around the expansion of our new generation plants, with new environmentally friendly technologies, both in Spain and in Latin America.

The investments have also made it possible to achieve an historic increase in quality of service, thanks to continuing improvements in the supply network.

All of these achievements are supplemented by two outstanding facts: on the one hand, the very significant improvement in efficiency, and, on the other hand, the notable increase in the solidity and stability of the balance sheet a fact that is particularly noteworthy within this context of major investments and a growing distribution of dividends.

Furthermore, significant decisions were made during the last year in the regulatory area, which have confirmed the Company's strategy and made it a benchmark for the entire industry.

During the last Fiscal Year, the Government approved a new rate methodology for the Special System (renewable energy sources and cogeneration), establishing a transparent, objective, and predictable framework that provides regulatory stability for these technologies; it also defined the National Allocation Plan, which has culminated in the allocation of emission rights on a per-facility basis, as approved this January.

The Plan allows our country to comply with the commitments undertaken according to the Kyoto Protocol and the European Directive, and supported by generation in Spain with new technologies that are more efficient and more environmentally friendly (combined cycle plants and renewable energy sources), which involves significant support for the strategy followed by the Company in recent years.

Accordingly, the estimates issued by the Ministry of Industry Tourism, and Commerce predicts that as early as 2007, combined cycle plants will be generating more than coal-fired plants, whose production should drop by 35%.

I would like to conclude this brief introduction by emphasizing that the management of the Company in these recent years, based on perennial historical values, has made it possible to consolidate IBERDROLA as a company that is increasingly committed to sustainability and the environment, increasingly responsible toward the society in which it conducts its activities, with the quality that it offers to its customers, to people... and to all of you, ladies and gentlemen Shareholders, all of whom I thank for your support and trust.

Because commitment and responsibility are important concepts at IBERDROLA; to the same extent as corporate growth, profitability for the shareholder, and quality of service. The current course of all these parameters and the evolution of the Strategic Plan are allowing IBERDROLA to face the future with optimism and to address new challenges that will make the Company an increasingly stronger enterprise and one with a leading role on the international energy scene.

2004 Results

Business

Starting now with the key operations for the year 2004, I would like to mention the 10.7% increase in IBERDROLA 's installed capacity during the Fiscal Year. With the new power plants, the Group has 25,200 MW in operation, 89% of which are located in Spain.

The increase in capacity in our country exceeds 2,250 MW, with the placement in service of the Santurce and Arcos de la Frontera I combined cycle plants, along with 26 wind farms and four minihydroelectric power plants. Overall, IBERDROLA has 22,500 MW in operation, a figure that confirms the Company as the leading mainland company in terms of installed power.

The 36 new wind farms placed 910 new MW in service during the Fiscal Year, such that the total installed capacity of this technology, at the close of 2004, amounted to 3,000 MW. This operating capacity, together with the capacity already under development, make IBERDROLA the world's leading company in wind power.

Notable with regard to Latin America is the entry into operation of the Termopernambuco combined cycle plant in Brazil, which increases the Company's installed and managed capacity in the region to 2,700 MW.

One of the direct consequences of these investments is the improvement in the generation mix, which has significantly reduced the volatility of the Company's production, offsetting low hydroelectric production during dry years with an increased contribution from the new thermal technologies.

Accordingly, production for the Fiscal Year grew by 13.9% over 2003, to almost 82,000 GWh, 80% of which was generated in Spain.

In our country, production during the Fiscal Year grew by 4% over production in 2003: a notable fact, considering that 2004 was a dry year. This increase in generation was due to the contribution from the combined cycles, whose production exceeded 8,600 GWh, and to the 38% growth in production with renewable energy sources, which exceeded 5,400 GWh.

In Latin America, production recorded an annual increase on the order of 90%, to 16,000 GWh. Notable in this area is the excellent performance of the combined cycles in Mexico, which in 2004 generated more than 14,000 GWh, consolidating IBERDROLA as the leading private producer in that country.

With regard to Distribution, I would like to point out that the Group's activity during the Fiscal Year grew by 5.8%, such that we now supply 117,000 GWh to our 17.4 million customers.

Along these lines, I would like to mention the major effort made by the Company, not only to satisfy the growing increases in demand but also to improve the quality of service in those areas in which it is present.

In the case of Spain, energy distributed during the Fiscal Year exceeded 92,000 GWh, 5.1% more than in 2003, while the number of customers supplied reached 9.6 million.

On the other hand, the improvements in efficiency continued, with a 13% increase over the figures for 2003.

Regarding the quality of supply, the Installed Capacity Equivalent Interrupt Time (ICEIT) for the Fiscal Year, which is an indicator of this factor, was 1.87 hours (below two hours for the first time in our history) providing service far superior to that of the rest of the sector. This excellent quality is due to the good design of the supply network, to the major investments that have been made, and quite particularly to the commitment, professionalism, and efficiency of our human team.

In Brazil, our group of distributors supplied 21,654 GWh to approximately seven million customers, which is an increase of 8% over 2003.

I would like to point out the honor bestowed by the Brazilian regulators on our distributor Cosern, in the State of Río Grande do Norte, as the best Brazilian electrical power company in terms of quality of service and customer satisfaction.

The Company's investment in innovation is not limited to new generation technologies, but also extends to all of the areas of the business. Accordingly, in

terms of Commercial activity, IBERDROLA has continued its resolute customer orientation, through innovation and the creation of products to meet their needs, such as the introduction of "Green Energy," an initiative in which the Company has been a pioneer and that has been received very positively by our customers.

Profit and loss statement

All of these accomplishments are reflected in the profit and loss statement for the Fiscal Year.

For the first time in the Company's history, the Sales Figure exceeded 10,000 million euros, thanks fundamentally to the 13.9% increase in production, and in spite of the low prices posted in the generation market in Spain.

Gross Margin grew by 8.4%, reaching 4,168 million euros, while Net Operating Cost posted a much smaller increase of only 5.8%, to 1,130 million euros.

Accordingly, Gross Operating Income, EBITDA, reached 9.2% in comparison with 2003, totaling 2,858 million euros. Renewable energy sources, with 38.1% growth in EBITDA, and the international business, with growth of 36% at the operating level, represent 67% of the total growth in EBITDA.

Meanwhile, Net Operating Income (EBIT) reached 2,019 million euros, 10.7% higher than EBIT for 2003.

Financial Expenses grew by 13.3%, to approximately 390 million euros, due fundamentally to the reduction in the average cost of debt by 38 basis points, to 4.39%. Similarly, in 2004 its average life increased, from 3.7 years at the end of 2003 to 4.3 years.

Within this context of continuing efforts to reduce financial expenses, we are submitting for the approval of the shareholders at this General Meeting the issuance of Bonds and other Fixed-Income instruments, which, if necessary, will allow us to take advantage of the favorable opportunity offered by the financial markets.

Ordinary Income posted a 15.3% increase, reaching 1,699 million euros.

Extraordinary Income was on the order of 59 million euros, because of the increased values derived from divestments of non-strategic assets, while the increase in the tax rate entailed a greater expense for this item, of 328 million euros.

Overall, Net Income amounted to 1,211 million euros -the largest in the Company's history- and a 14.2% increase over the net income obtained in 2003.

These results make it possible to propose to the shareholders at this General Shareholders' Meeting a total dividend of 0.768 euro per share for the Fiscal Year 2004, which dividend has grown in accordance with the increase in the Company's Net Income.

Investments and balance sheet

The investments made during the Fiscal Year amounted to 2,713 million euros, 81% of which were dedicated to the domestic market.

Generation activities absorbed a large part -1,730 million euros- of which renewable energy sources accounted for 46%.

A total of 504 million euros was invested in Distribution activity, 81% of which was earmarked for Spain, for the continued expansion of facilities and further improvements in the quality of service.

Within this context of major investments and a substantial increase in dividends, I would like to point out that the net debt, at the close of the Fiscal Year, was on the order of 10,569 million euros, with an improvement in leverage of 100 basis points, to 54.8%.

With regard to the Balance Sheet, at the close of 2004, our assets grew by 6.1%, for a total of 25,934 million euros, 71% of which consist of physical assets.

To conclude the analysis of the Balance Sheet and the Profit and Loss Statement, I would like to point out that the application of the new International Financial Reporting Standards (IFRS) to the Company's financial statements do not entail any significant changes therein. This is shown in the Legal Report for this year,

which includes a reconciliation of the General Accounting Plan with these standards, and which constitutes one more proof of the rigor and seriousness of the management of the Company.

Strategic Plan evolution (2001-2004)

Operating and financial details

The increase in the size of the business, as I have described it to you, is the fruit of the efforts made over the last four years.

During this period, IBERDROLA invested a total of 10,268 million euros, 76% of which was dedicated to the businesses in Spain.

Consequently, IBERDROLA 's operational capacity grew by 52%, while production grew even more, by 63%.

With regard to renewable energy sources, I would like to point out that they constitute a key element in the Company's Strategy, having become a basic business area and a clear platform for constant growth. As proof of this, mention should be made of the increase in its contribution to the EBITDA, which grew by a factor of five in just four years.

Notable in the international area is the agreement for the acquisition of a participatory interest in the Greek company Rokas, along with the transactions concluded in Portugal in France, which, together with the existing projects in Brazil and in other European countries, will drive the Company's expansion in the wind area and make it possible to address with optimism the development of IBERDROLA 's international renewable energy business.

Regarding investments in Distribution infrastructure in Spain, 120 new substations, 9,800 transformer centers, and 10,000 km of new high-, medium-, and low-voltage power lines were expanded and placed in service within the last four years.

This has made it possible to handle, with better quality than since the start of the Plan, a demand that has grown by 22%, with one million new customers in our country.

While the investments have made it possible to increase the size of the Group, efficiency has also improved notably. Although gross margin grew by 24.4% over these four years, operating costs grew by only 3.3% – i.e., 21 percentage points less.

Thanks to all of these factors, Net Income has grown by 42.1% since the start of the Plan, which growth is reflected in an increase in the dividend, which is larger by the same proportion.

Over the entire period, the return on equity grew by almost 300 basis points, to 13.9% at the end of 2004.

And all of this was accomplished with a continuing reduction in leverage, despite the fact that investments and dividends for the period reached the sum of 12,300 million euros. Thus, leverage fell by three percentage points, to 54.8% in 2004.

The strength of IBERDROLA 's balance sheet is reflected in a 35% growth in fixed assets since December 2001, while debt was reduced by 2.4% during the period.

Stock market performance

Regarding share prices, over the 2001–2004 period, there has been a 40.1% increase in value, in comparison with zero growth in the Ibex-35 and a 38% drop in the Euro Stoxx 50.

This increase in value, along with the distributed dividends, represented a 58.2% increase in Total Shareholder Return.

Stock-market performance has continued to be favorable for the Fiscal Year to date, with a 6.4% increase in value of the shares to date, which is among the historic highs for their quoted price. During the last month, for the first time in its history, IBERDROLA exceeded capitalization of 18,000 million euros (three trillion pesetas), which represents a creation of value in excess of 6,000 million euros (more than one trillion pesetas) since the start of the Plan.

The collective opinion of financial analysts continues to reflect their confidence in our company's ability to create value. This is demonstrated by the fact that the world's most prestigious financial institutions have identified IBERDROLA as one of the most recommended investment options in Europe today.

Outlook 2005

With regard to Fiscal Year 2005, and as you know, one of the most pressing matters is the constant growth in demand in Spain, which grew by almost 6% over the last 12 months, and which, over the course of the year to date, has posted an increase of more than 11% in comparison with the same period in 2004.

One example of this is the historic record-setting peak demand that occurred on January 27 of this year, which was resolved with no notable incidents. A much different situation occurred in December 2001, when, with a significantly lower demand, we had to interrupt supply to a large part of the country.

I would like to emphasize that the system was able to absorb these recent peak demands essentially because of the 8,200 MW of new combined cycles constructed during the last three years, 44% of which are managed by IBERDROLA.

The strong increase in demand, together with a shortage of rainfall and the increase in fuel costs, have caused production prices on the production market to be significantly higher than the ones posted for the same period in 2004.

To cover these increases in demand, during the current year IBERDROLA will place an additional 1,700 MW in-service in Spain: 1,200 MW in the Aceca and Arcos II combined cycle plants, along with about 40 wind farms, with a total capacity of 500 MW.

We expect that the contribution made by the international businesses to the Group's earnings will continue to grow, thanks to the incorporation of the new La Laguna combined cycle plant in Mexico, which went into operation last week, and to the rate increases expected in Brazil.

The current fiscal year will be a key year from the regulatory point of view in Spain. On the one hand, the Government -as mentioned earlier- prepared a National Allocation Plan in record time; and, on the other hand, it is conducting the revision specified in the Electrical Power Sector Law of 1997, whose text, at page 145 of its Economic Memorandum, states: "an overall review of the

functionality of the competition model is scheduled for 2002. The purpose of this review is to evaluate the overall amount collected by the electrical power companies under the CTC [Competition Transition Charge] heading, along with changes in market price...".

Accordingly, an in-depth analysis is being conducted of the production market, in order to eliminate the current distortions, and with a review of the compensation framework for distribution, which has remained constant in recent years, without taking into account the actual increases in demand or the different levels of investment and quality.

Noteworthy within the regulatory context are the measures for the encouragement of competition that were adopted by the Government at the end of February, including the ones relating to settlements and to possible rate deficits, the effective development of the Iberian Electricity Market, or the revitalization of the deregulated market.

As it did in connection with the Rate Methodology and the recognition of the Deficit in 2002, or in connection with the Compensation for the Special System and the National Allocation Plan during the last Fiscal Year, IBERDROLA is intensifying its regulatory activities. Within this context, numerous contacts with the Administration are being maintained, in the climate of dialogue and cooperation that characterize these relations.

I would now like to address a matter of maximum urgency and importance with regard to business management, namely, our Corporate Reputation.

According to the recently published results of the 2005 Spanish Corporate Reputation Monitor (MERCO), IBERDROLA is the Company with the best reputation in the Public Utilities Industry, and has risen spectacularly in the overall classification of most admired companies, to eighth place from the seventeenth place in which we appeared in the previous edition, and 34th place at the start of the Plan.

To this should be added our maximum rating on the Dow Jones Sustainability and Oekom indexes.

These results are encouraging us to continue to drive multiple initiatives in 2005, in order to achieve excellence in our relations with individuals, customers, shareholders, and society as a whole.

Because, ultimately, IBERDROLA wants to become a preferred Company through commitment to people, to the environment, to the creation of value, and to the development of our social surroundings.

To do so, we have undertaken various activities for the sake of greater transparency, greater responsibility, and a greater commitment to the areas in which we conduct our business.

On the one hand, we are continuing to strengthen the practices of Good Governance, as outlined in the Corporate Governance Report that you, ladies and gentlemen shareholders, have received.

And, on the other hand, IBERDROLA firmly intends to become even more involved and to actively participate in the development of the societies in which it is present, generating wealth and well-being.

Accordingly, we are continuing our strong support of all of the activities associated with social action and sponsorship and patronage of the arts, to which we allocated approximately 10 million euros in 2004.

We are also maintaining our support for innovation and technological development, to which we allocated more than 40 million euros in 2004. These significant investments will allow us to remain a leader of technological change and to continue the improvements in efficiency and productivity at our company.

Another fundamental aspect of the Company's Corporate Social Responsibility is the professional development and training of the Company's human team. Specifically, in 2004, more than 312,000 hours of training were provided, in which approximately 75% of the workforce participated. This year, we are continuing to drive specific programs for the professional development of IBERDROLA 's human team, while they meet the needs of the business.

Conclusions

To conclude my remarks, I would like to state to you that the 2004 Fiscal Year can unquestionably be considered a good year for the Company. And this is so because...

- we significantly increased our size,
- we obtained our best-ever earnings,
- we are able to distribute a dividend of more than 700 million euros in 2005,
- our shareholders have enjoyed an overall return of 23.6%,

...and because, moreover, today IBERDROLA is a much more solid and efficient Company.

For yet another year, it has been demonstrated that, after three years of uninterrupted accomplishment of its goals, IBERDROLA has created, is creating, and will continue to create value, thanks to a successful strategy and human resources that are qualified, motivated, and committed to the Company's development, and that will not spare any efforts to achieve that development.

Because at IBERDROLA we are committed to a modern, dynamic, and innovative company;

- a company that is addressing the future with creativity, and that anticipates challenges;
- a company that knows how to grow and to develop in competitive and demanding settings, doing so with efficiency, quality, and customer orientation;
- a company that is committed to technological changes and to respect for the environment;
- a company that contributes, on a daily basis, to the development of its social surroundings;

- a company that knows how to motivate and develop individuals with an appropriate management of knowledge so that, overall, we can combine our best efforts.

These are the keys to the development of our business, which have marked the path that we have followed in these recent years and that we will continue to follow in the future.

I would like to end by reminding you that IBERDROLA is what it is today because it has the support of thousands of shareholders, like you who are with us today, who have placed in us all of their trust over our more than 100 years of history.

The success of our plan is the success of all of you, ladies and gentlemen Shareholders, to whom I would like to convey my profound thanks for the trust you have placed.

I would like to dedicate a special mention to our Chairman, for his constant support, his help, and his understanding, once again, during this year. Thank you, Mr. Chairman, thank you very much.

I would also like to thank the Board of Directors, along with all of the people who make up this Company, whose commitment, work, and dedication have made it possible for IBERDROLA to be the first-class Company that it is today.

I assure you that all of our professional capability, dedication, and effort will be directed toward continuing to create value for all of you, our Shareholders.

Unquestionably, your confidence in IBERDROLA and your support have helped us in this daily task and encourage us to continue addressing new and greater challenges in the future.

Thank you very much for your attention.

Thank you.






Printed on eco-friendly recycled paper · Symbol Freelife Ivory

IBERDROLA



IBE-WATCH

investor.relations@iberdrola.es T: + 34 91 784 28 04 F: + 34 91 784 20 64

UPCOMING EVENTS

2005 FIRST QUARTER RESULTS: APRIL 21th, 2005
DETAILS WILL BE PROVIDED SOON.

IBERDROLA's Net Electricity Production (provisional)

	January - March 2005		
SPAIN	GWh	% Weight	Vs 2004
Hydro	2,148	12.8%	-57.2%
Nuclear	6,446	38.4%	-5.0%
Coal	1,981	11.8%	8.9%
Fuel-Oil	1,200	7.1%	366.9%
Combined Cycle	2,881	17.1%	52.0%
Cogeneration (Iberdrola´s share)	376	2.2%	0.8%
Renewables	1,770	10.5%	18.5%
Wind	1,645	-	24.5%
TOTAL	16,802	100.0%	-4.8%
Demand	25,622		+8.3%
Hydro Reservoir levels at 03.31.05	37.2% (4,197 GWh)		

LATAM (Iberdrola's share)	GWh	% Weight	Vs 2004
Hydro	216	4.7%	-32.3%
Combined Cycle	4,274	93.2%	20.8%
Cogeneration	95	2.1%	-1.0%
TOTAL	4,585	100.0%	16.0%
Demand	2,804		+9.7%

GROUP	GWh	Vs 2004
TOTAL NET PRODUCTION	21,387	-1.0%
TOTAL DEMAND	28,426	+8.5%

Spanish Energy Balance (Provisional. Source: Red Eléctrica de España, S.A.)

	January - March 2005	
	GWh	Vs 2004
Hydro	5,003	-48.2%
Nuclear	15,464	-4.5%
Coal	20,169	6.5%
Fuel-Oil	2,467	211.7%
Combined Cycle	11,868	79.6%
GROSS PRODUCTION	54,971	5.3%
Own consumption	-2,560	23.4%
Self Producers Purchases	13,927	13.4%
NET PRODUCTION	66,337	6.3%
Pumping consumption	-1,348	32.2%
International Exchanges	594	-169.7%
DEMAND IN TRANSMISSION	65,583	8.4%

Wholesale Market data

	Jan – March 05
Daily Market average price (€ / MWh)	50.49
Total Markets average price (€ / MWh)	52.93
Iberdrola's market share	28.2%

Investor Relations c/ Tomás Redondo, 1 28033 Madrid



IBE-WATCH

investor.relations@iberdrola.es T: + 34 91 784 28 04 F: + 34 91 784 20 64

Stock Market

	Iberdrola	Ibex 35	EuroStoxx Utilities
January - March 2005			
Max (Date)	20.4 (02/17/05)	9,634.3 (02/15/05)	325.55 (02/15/05)
Min (Date)	18.4 (01/05/05)	8,945.7 (01/12/05)	298.80 (01/13/05)
Quartely Change	7.91%	1.96%	3.73%

Iberdrola, Ibex35 & EuroStoxx Utilities in 2005
(January 1 - March 31)


115
110
105
100
95
Iberdrola
IBEX 35
EUROSTOXX Utilities

Ratios	
Market Capitalization (03/31/05)	18,193
P/E (price at 03/31/05 / EPS 04)	15.1
P/BV (price at 03/31/05 / Equity 04)	2.1

Dividend Information	
Gross Interim (01/03/05)	0.326
Gross Final (to be paid 07/01/05)	0.442
Dividend Yield (Div. paid / Close price 04)	4.11%



IBE-WATCH

investor.relations@iberdrola.es T: + 34 91 784 28 04 F: + 34 91 784 20 64

Financials

	FY 2004	
	Euro MM	Vs 2003 (%)
Gross Margin	4,168.3	+8.4%
EBITDA	2,857.7	+9.2%
EBIT	2,018.9	+10.7%
Ordinary profit	1,698.7	+15.3%
Net profit	1,210.7	+14.2%

	Euro MM	Vs 2003
Total Assets	25,934	+1,501
Equity	8,717	+492
Net Debt	10,569	+191
Capex	2,713	+84

	2004	2003
EPS	1.34	1.18
CFPS	2.13	2.01
Gearing	54.8%	55.8%

	Rating	Outlook
S&P	A+	Stable
Moody's	A2	Negative
Fitch	A+	Stable

Sustainability

	Rating / Situation
Dow Jones Sustainability World Index	72 points / Worldwide Utilities Top 3 Leadership Group
Dow Jones Sustainability Stoxx Index	72 points / European Utilities Top 3 Leadership Group
OEKOM	B- / Worldwide Utilities Top 3 Leadership Group

Investor Relations Team
Ignacio Cuenca
Juan Pardo de Santayana
Juan José Zúñiga
Carmen Domínguez

IBERDROLA

First quarter results 2005

Quarterly report



NET PROFIT UP 12.3 % TO 346.6 MILLION EUROS

Strong investments enable production to be maintained in a quarter marked by unfavourable conditions

- Group production remained stable reaching 21,387 GWh thanks to the increase in combined cycles (+31.7%) and wind energy production (+24.5%).
- The capacity brought into service by Iberdrola over the last 12 months totalled 2,881 MW (73% in Spain).
- Meeting the high electricity demand (mainland's demand is up 8.4%) has been possible thanks to the more than 8,200 MW built in combined cycle plants, being 44% managed by Iberdrola.

Gross Operating Profit (EBITDA) increases 8.8%

- Net Operating Profit (EBIT) is up 0.1% to 628.8 MM € in line with the growth in EBITDA
  - Net Operating Expenses are down 1.4%.

Renewables & International, growth drivers

- Renewables and International represent 65% of growth in EBITDA
  - In the Renewable Energy Business, EBITDA rose 33.1% to 97.4 million euros.
  - In the International Business, EBITDA rose 30.8% to 96.5 million euros.
  - The La Laguna combined cycle plant (500 MW) in Mexico was brought into commercial operation on March 15th.

Q1 2005: Accounts reported under IFRS for the first time

- The effect of adapting IBERDROLA's financial statements is very slight, therefore showing the consistency of Iberdrola's accounting practices.



Basic figures for the businesses

Operating Data		Q1 2005	Q1 2004	%
Installed capacity	**MW**	**25,891**	**23,010**	**12.5**
Gas Combined Cycle	MW	5,684	3,793	49.9
Renewable energy	MW	3,261	2,465	32.3
Hydroelectric	MW	9,083	8,998	0.9
Nuclear	MW	3,335	3,329	0.2
Fuel-oil	MW	2,888	2,888	-
Coal	MW	1,247	1,247	-
Cogeneration	MW	393	289	36.0
Net Production	**GWh**	**21,387**	**21,598**	**-1.0**
Gas Combined Cycle	GWh	7,155	5,433	31.7
Renewable energy	GWh	1,770	1,494	18.5
Wind energy	GWh	1,645	1,321	24.5
Hydroelectric	GWh	2,364	5,341	-55.7
Nuclear	GWh	6,446	6,785	-5.0
Fuel-oil	GWh	1,200	257	366.9
Coal	GWh	1,981	1,819	8.9
Cogeneration	GWh	471	469	0.4
Energy Distributed	**GWh**	**32,142**	**29,600**	**8.5**
Customers	**No. (mil.)**	**17.4**	**17.0**	**2.3**
Employees	**No.**	**11,340**	**11,633**	**-2.5**



Operating Data		Q1 2005	Q1 2004	%
Spain				
Installed capacity	**MW**	**22,602**	**20,510**	**10.2**
Gas Combined Cycle	MW	2,800	1,600	75.0
Renewable energy	MW	3,261	2,465	32.3
Hydroelectric	MW	8,776	8,691	1.0
Nuclear	MW	3,335	3,329	0.2
Fuel-oil	MW	2,888	2,888	0.0
Coal	MW	1,247	1,247	-
Cogeneration (attributable)	MW	295	289	2.1
Net Production	**GWh**	**16,802**	**17,645**	**-4.8**
Gas Combined Cycle	GWh	2,881	1,895	52.0
Renewable energy	GWh	1,770	1,494	18.5
Wind energy	GWh	1,645	1,321	24.5
Hydroelectric	GWh	2,148	5,022	-57.2
Nuclear	GWh	6,446	6,785	-5.0
Fuel-oil	GWh	1,200	257	366.9
Coal	GWh	1,981	1,819	8.9
Cogeneration (attributable)	GWh	376	373	0.8
Energy Distributed	**GWh**	**25,622**	**23,654**	**8.3**
Tariff	GWh	16,218	15,638	3.7
Commercial	GWh	9,404	8,016	17.3
Gas Supplies	**GWh**	**11,862**	**7,777**	**52.5**
End Customers	GWh	5,629	4,257	32.2
Gas Combined Cycle	GWh	6,233	3,520	77.1
Customers	**No. (mil.)**	**9.7**	**9.5**	**2.1**
Gas market share (total)	**%**	**11.1**	**8.7**	**27.6**
Employees (parent company)	**No.**	**8,493**	**8,802**	**-3.5**
Latin America				
Installed capacity (attributable)	**MW**	**3,289**	**2,500**	**31.6**
Gas combined cycle	MW	2,897	2,193	32.1
Hydroelectric	MW	299	307	N/A
Cogeneration	MW	93	0	N/A
Production (attributable)	**GWh**	**4,585**	**3,953**	**16.0**
Gas combined cycle	GWh	4,274	3,538	20.8
Hydroelectric	GWh	216	319	-32.3
Cogeneration	GWh	95	96	-1.0
Energy Distributed (managed)	**GWh**	**6,520**	**5,946**	**9.7**
Customers (managed)	**No. (mil.)**	**7.7**	**7.5**	**2.6**
Employees	**No.**	**2,847**	**2,831**	**0.6**



Market data

Market data		Q1 2005	Q1 2004
Market capitalisation (3/31)	Million €	18,193	15,146
Earnings per share (quarter)	€	0.41	0.35
Net operating cash flow per share (quarter)	€	0.62	0.58
PER	Times	15.1	14.2
Price /Book Value (Capitalisation to NBV at end of period)	Times	2.11	1.76

Economic/financial data

Income Statement		**Q1 2005**	**Q1 2004**
Net Sales	Million €	2,675.1	2,057.4
EBITDA	Million €	866.8	796.7
EBIT	Million €	628.8	571.0
Net Profit	Million €	346.6	308.6
Net Operating Expenses / Gross Margin	Million €	25.7	27.1

Balance Sheet		**Q1 2005**	**December 2004**
Total Assets	Million €	27,542	26,207
Shareholders' Equity	Million €	8,641	8,628
Net Financial Debt	Million €	10,797	10,685
ROE	%	14.5%	14.0%
Financial Leverage (Net Debt /Net Debt + Shar. Eq.)	%	55.5%	55.3%
Debt / Equity ratio	Times	1.25	1.24



Operating Highlights

- The first quarter of the year was characterised by relatively unfavourable economic conditions, including very low hydroelectric production, high prices for certain fuels and strong growth in electricity demand, which has been covered thanks to the investments made in new technologies.

- The strong investments made by the company on generation since the start of the Strategic Plan enabled IBERDROLA to maintain production in an extremely dry quarter, with a 56% drop in hydroelectric production for the Group. The total production of the Group reached 21,387 GWh, in line with the 21,598 GWh of the first quarter of 2004.

- Operating Profit improved both in gross terms (EBITDA +8.8%) and in net terms (EBIT +10.1%).

- The Renewables and International businesses, both with strong increases in Operating Profit, are the main growth drivers of the Group:

  - Renewables: EBITDA up 33.1% to 97.4 million euros, driven by a 24.5% increase in wind energy production.
  - International: EBITDA up 30.8% to over 96.5 million euros, thanks primarily to the good development of business in Mexico and Brazil.

- Net Profit rose to 346.6 million euros (+12.3%).

- In Q1 2005, the Company's results were adapted to the International Financial Reporting Standards (IFRS). The effect of adapting Iberdrola´s financial statements is very slight, therefore showing the consistency of Iberdrola´s accounting practices.

Development of the Strategic Plan

1. - INVESTMENTS IN GENERATION

In Q1 2005, IBERDROLA brought into service 654 MW of additional capacity, taking the total installed capacity up to 25,891 MW. This additional capacity includes 500 MW for the commissioning of the La Laguna combined cycle plant in Mexico, and 55 MW of wind energy brought online in Spain.

1.1 SPAIN

> Combined cycle plants

Iberdrola's combined cycle plant capacity in Spain totalled 2,800 MW at the end of Q1, corresponding to the Castellon, Castejon (Navarra), BBE (Vizcaya), Tarragona and Santurce plants, and the first two Arcos de la Frontera generating units. At the end of 2005, Iberdrola plans to have 4,000 MW in operation, with this figure to rise to 5,600 MW by the end of 2007.

Santurce and Arcos were effectively brought into commercial operation on 4 January 2005 and 23 February 2005, respectively. The load factor of the combined cycle plants in Q1 2005 has been 65%.

Aceca combined cycle

In the first few days of Q2, the 400 MW Aceca combined cycle plant located in the municipality of Villaseca (Toledo) started operating tests. The plant has already completed the network synchronisation process, after which, on Saturday April 2, it was connected up to the network for the first time. The objective is to start commercial operations this coming June, in line with all of the deadlines set.



Project	Capacity (MW)	Start of Operations
Castellón A	**800**	**2002**
Castejón	**400**	**2002**
BBE	**200**	**2003**
Tarragona	**200**	**2004**
Santurce	**400**	**2004**
Arcos (sets I and II)	**800**	**2004**
Aceca	400	In testing
Arcos (set III)	800	2005
Escombreras	800	2006
Castellón B	800	2007
TOTAL	5,600	

> **Renewable Energy**

At March 31, 2005, Iberdrola had an installed capacity of 3,261 MW (2,946 MW on wind farms and 315 MW on mini-hydro plants), confirming Iberdrola's position as the world leader on wind energy in terms of installed capacity. For 2008, the goal is to take the installed capacity up to 5,500 MW, with 4,500 MW to be located in Spain and 1,000 MW outside of Spain.

The new power brought online in Q1 2005 represented an additional 55 MW compared with the end of 2004, corresponding to capacity added


Installed capacity (MW)
(Proportional)
+32.3%
2,465
3,261
Q1 2004
Q1 2005

at existing wind farms, including: 8.5 MW at the Grado wind farm, 27.9 MW at Bordecorex Norte, 15.3 MW at Serra da Meira, 1.5 MW at Larriba-Hornillos, and 2.07 MW at Préjano-Enciso.

1.2 LATIN AMERICA

Mexico

IBERDROLA puts the 500 MW La Laguna II (Mexico) combined cycle plant into service

IBERDROLA has brought the La Laguna II combined cycle plant into service, located in the state of Durango (Mexico), with an installed capacity of 500 MW. The contract for this plant was awarded to the Company in August 2002 following the bidding issued by the state-owned Comisión Federal de Electricidad (CFE) of Mexico, which selected IBERDROLA's project to fulfil the significant energy needs of this North American country. IBERDROLA has been assured the sale of all of the energy produced by this new combined cycle plant over the next 25 years.

With La Laguna II plant brought into service, IBERDROLA has confirmed its position as the leading private electricity producer in Mexico and number two in the country after the state-owned CFE. The Company now has 2,694 MW of installed capacity in operation, corresponding to the Monterrey III (1,040 MW), Altamira III and IV (1,036 MW) and La Laguna II (500 MW) combined cycle plants and the Enertek cogeneration plant (120 MW).

Furthermore, IBERDROLA is building another two combined cycle plants in Mexico: the 1,121 MW Altamira V plant (Tamaulipas), which will enter into service in November 2006, and the 1,135 MW Tamazunchale plant, which is scheduled to be brought into service in June 2007, representing the two biggest generation projects awarded in



this country to date. The Company now has power generation projects representing a combined total of around 5,000 MW in Mexico, in line with the targets set in its Strategic Plan.

Project	Capacity (MW)	Start of Operations
Enertek	120	100% operational
Monterrey	1,040	100% operational
Altamira IV	1,036	100% operational
La Laguna	500	100% operational
Altamira V	1,121	2006
Tamazunchale	1,135	2007
Total	4,950	

Brazil

In Brazil, Iberdrola has the 450 MW Itapebí hydroelectric plant (175 MW of which are attributable to Iberdrola), whose three generation units are operating at full capacity and the Termopernambuco combined cycle plant, which has an installed capacity of 520 MW (203 MW attributable to Iberdrola). On cogeneration, the company has an operating capacity of 93 MW.

With respect to renewable energy, IBERDROLA awarded Wobben Windpower the contract for the supply, assembly, start-up, running and maintenance of the Rio do Fogo wind farm (50 MW), located in the state of Rio Grande do Norte, for a total of 45.2 million euros. This is the first facility with such characteristics that the Company will put into service in this country. The company awarded this contract is a Brazilian subsidiary owned by the German company Enercon, which has undertook to complete the construction and put the wind farm into service in 2006. IBERDROLA has signed a 20-year contract with Eletrobrás for the supply of the energy produced at Rio do Fogo.

1.3 EUROPE

Greece

IBERDROLA is a strategic partner of the biggest producer of wind energy in Greece, Rokas, which is listed on the Athens stock market and has more than 400 MW of capacity, with 183 MW already operational. Rokas aims to reach 600 MW in the coming years. Greece represents a key market for the development of IBERDROLA's objectives for renewable energy. This country has major potential in this business, given that it now has 409 MW of wind power in operation and a target of 2,000 MW has been set for 2010.

Portugal

Following Iberdrola's decision to enter the Portuguese wind market by sealing an agreement with Gamesa last year to acquire the Catefica wind farm (18 MW), Iberdrola set up **Aeolia** in order to develop renewable energies in Portugal, first identifying locations and then building new wind farms. In Portugal, IBERDROLA has 75 MW in development and is negotiating for permits to set up an additional 174 MW. It also has an agreement with Gamesa for the acquisition of 250 MW in operation in Portugal and the joint promotion of further wind farms. Iberdrola sees this country as a high-potential, high-growth market for the renewable energy sector, with only 300 MW of wind capacity at year-end 2003 out of the 3,750 MW set as the target for 2010.

Also, in the last auction for building new capacity, Iberdrola was awarded with a 400 MW combined cycle in Figueira da Foz.

France and Italy

In the renewable energy sector, IBERDROLA has signed an agreement for the development and


IBERDROLA

construction of various wind farms, with plans to install 32 MW in 2005 followed by an additional 100 MW over the next two years in France. This agreement also contemplates the development of 100 MW in Italy over the next two years.

Trading

The Company is developing a major trading business in Europe, with operations in Switzerland, Germany, the Netherlands, France, Portugal, Spain and Belgium. The Company aims to ramp up these energy buying and selling activities in the short term to include other countries in Europe such as Poland, Greece, the United Kingdom and Italy. The trading business is run out of Madrid with a support office in Zurich. The highlights of Q1 2005 were as follows:

- The launch of operations for the capacity acquired from NUON, aiming for 87.6 million KWh in 2005.

- The participation since April 5, the launch date, in the daily capacity auctions for exporting energy from Germany to France, enabling IBERDROLA to optimise its contractual position in Germany, France, and Spain.

2. - DISTRIBUTION

2.1 SPAIN


Demand: +8.3%
ICEIT: 0.43
Quality of service: +4.4%

At March 31, 2005, IBERDROLA had some 9.7 million customers in Spain, reflecting the addition of around 185,000 new customers year-on-year.

The level of energy distributed rose to 25,622 GWh, representing an increase of 8.3% on the same period in 2004, resulting from the record levels of consumption seen due to last winter's cold-wave, pushing peak demand up by more than 8,200 MW since 2001 to over 43,700 MW at present.

In Q1 2005, Iberdrola's ICEIT (Installed Capacity Equivalent Interruption Time) came to 0.43 hours, down 4.4% from 0.45 hours on the same period in 2004, and 38% from the level seen in the same period in 2003 (0.70 hours). The maintaining of these quality levels, representing a historic record for IBERDROLA, under the adverse weather conditions seen over the first three months of the year, has been made possible thanks to the new infrastructures brought into service, and the maintenance and development work carried out on existing facilities, making it possible to meet the surge in demand without any significant incidents.

2.2. LATIN AMERICA

At March 31, 2005 IBERDROLA had some 7.7 million customers managed in the region and the energy distributed managed totalled 6,520 GWh (+9.7%). It's worth highlighting that during the first quarter, the distribution companies of Iberdrola in Brazil have been entitled to additional tariff adjustments which meant a 1% increase over the tariff reviews carried out during the third quarter of 2004. Furthermore, Celpe is under the annual tariff review, and at 29 March, a preliminary 33% increase was approved.



3. - SUPPLY

3.1 ELECTRICITY

> Spanish business: eligible electricity customers

In Q1 2005, Iberdrola sold 7,955 GWh on the Spanish market (+815 GWh), with some 675,000 customers, reflecting the addition of more than 511,000 new customers year-on-year.

During the first quarter, IBERDROLA opened in Seville its first shop outside of its traditional market, following the opening of the Madrid and Bilbao shops.

In addition, IBERDROLA was the first power company to commercialize renewable energy in the Spanish production market, an initiative that concerns seven plants with a capacity of 108.7 MW.

> Portuguese business

IBERDROLA and the CTT Correios de Portugal Group have signed an agreement to work together to sell electricity at the nearly 3,500 offices of the biggest postal communications operator in this country.

This initiative has been made possible thanks to the total deregulation of the Portuguese electricity market, enabling small consumers to chose their electricity suppliers, something that major industrial customers and small and medium-sized businesses have been able to do since January 2003. Through this alliance, IBERDROLA and the CTT Group are seeking to take advantage of the new business opportunities opening up thanks to the deregulation of the Portuguese energy market, where growing competition is expected.

In this way, IBERDROLA will capitalise on CTT's extensive sales network in Portugal in order to increase its presence in this country while the CTT Group will be able to develop its offering for its customers, with a range of new services.

IBERDROLA already accounts for nearly 12% of this country's deregulated market, with 1,300 contracts signed representing an annual consumption of over 1,100 million kWh. As such, the Company plans to take its share of the Portuguese commercial market up to between 15% and 20% over the next five years, with a portfolio of more than one million customers.

3.2 GAS

> Spain

Procurement:

In Barcelona on March 10, 2005, in line with the planned schedule, IBERDROLA received the biggest methane vessel in the world, the Lalla Fatma N'Soumer, with a load of 145,000 cubic meters of LNG not initially scheduled. This quantity, equivalent to 970 GWh, will make it possible to cover the requirements of a 400 MW combined cycle plant during approximately two months.

The vessel has been chartered by Sonatrach, one of IBERDROLA's suppliers. Once unloading had been completed, the vessel headed for Arzew (Algeria) to reload and sail for the Huelva regasification plant. These two loads were brought in as an extraordinary emergency measure to mitigate the scarcity of gas in Spain, in a further demonstration of the flexibility of IBERDROLA's LNG supplies.

The load received on March 10 corresponds to the long-term LNG supply contract signed between IBERDROLA and Sonatrach in March 2002 for the supply of 1 bcm (annually). The Company has a number of other sourcing contracts with suppliers such as Nigeria LNG or Statoil representing a total of 6 bcm, from a range of sources and based on various economic conditions, enabling the Group to

reduce its exposure to exchange rate risks and fluctuations in oil prices.

The total gas volume supplied by Iberdrola in the first quarter was up 52.5% to 11,862 GWh reaching a share of 11.1% of Spain´s total gas market, including gas supplied in the market for customers, in addition to supplies to meet the consumption needs of Iberdrola´s combined cycle plants.

> **Europe**

IBERDROLA has entered the deregulated gas market in France after being awarded 330,000 MWh in an auction organised by Gaz du Sud Ouest (GSO), a subsidiary of Totalfina-Elf, under the auspices of the French Commission on Energy Regulation.

4. - RATIONALISATION AND OPTIMISATION OF FINANCIAL RESOURCES

IBERDROLA signs a loan with the European Investment Bank (EIB) for 450 million euros

IBERDROLA has agreed on a 450 million euro loan with the European Investment Bank (EIB) for investments on electricity distribution between 2005 and 2007. The loan is structured in two tranches: the first, for a total of 350 million euros, is to be paid back in 10 years. The second, amounting to 100 million euros, is to be repaid in 15 years.

5. - NON-ENERGY BUSINESSES

The Iberdrola Group's real estate division closed out Q1 2005 with 20 residential developments under construction, representing a total of 1,540 homes, and 21 residential developments under management, representing another 1,787 homes.

For its part, **IBERDROLA's engineering subsidiary** carried out various operations over the quarter, including: the awarding of a contract for the Angra II nuclear plant in Brazil or the awarding of the construction of the Sierra del Boquerón 22 MW wind farm (Albacete) for 3.8 million euros.

6. - GENERAL SHAREHOLDERS' MEETING

Iberdrola's General Shareholders' Meeting for 2005 was held at 11:30 am on Friday March 18 at Palacio Euskalduna de Bilbao, with 471,465,698 shares represented (229,641,119 present and 241,824,579 represented by proxy), giving a quorum of 52.30% of the share capital (25.47% present and 26.82% represented by proxy). All of the resolutions were approved by a majority of shareholders, with a favourable vote greater than 95% of the capital present and represented at the meeting.

IBERDROLA's Chairman stated that 2004 had been "extremely positive" for the Company, which generated record levels of profit, dividends and market capitalisation. Iñigo de Oriol highlighted the work carried out by the Executive Vice-Chairman and CEO: "Through his authority, intelligence and sense of anticipation, he has provided us with the confidence and security that we need to face the future".

Ignacio Galán for his part indicated that "the significant decisions taken within the regulatory context have confirmed IBERDROLA's strategy and made it a reference for the entire sector". He then went on to highlight "the high level of fulfilment of the Strategic Plan, based on profitable growth and focusing on the expansion of the generation park with new environmentally-friendly technologies".

7. - SHAREHOLDER COMPENSATION

At the General Shareholders' Meeting, IBERDROLA's Board of Directors approved the proposal to increase the dividend for 2004 to 0.768 euros per share, up 14.3% on 2003, in line with the company's commitment to increasing the retribution of its shareholders in line with the growth in net profit.



8. - SUSTAINABLE DEVELOPMENT AND CORPORATE SOCIAL RESPONSIBILITY

8.1 CORPORATE SOCIAL RESPONSIBILITY

The most notable events of the first quarter of the year in relation to social aspects were:

- **Sponsorships**: IV Centenary of Don Quixote, Salamanca 2005 and the Aztec exhibition at the Guggenheim in Bilbao.
- **Consultative Council of Castile and Leon**: the first meeting of 2005 was held on March 7.
- **Women in the business world**: the Chairman of IBERDROLA calls for more leading roles for women in the presentation ceremony for the Circulo de Progreso study into "*Women and Employment: Options and Decisions*"
- **Conferences on CSR**: IBERDROLA participated in various conferences for initiating and launching CSR practices in conjunction with the Confederación de Empresarios de Galicia (Santiago) and the Valencia Chamber of Commerce.
- **Monument illumination programme**: agreement with the Municipality of Toledo to illuminate the banks of the Tajo River where it passes through Toledo, an agreement to install a new lighting system at the San Juan Bautista church (Jadraque, Guadalajara) and the inauguration of the interior lighting of the San Blas church in Villarrobledo (Albacete).
- **Social action programme**: cooperation with the Fundación Alzheimer España and the Asociación Provincial de Toledo de Padres con Niños y Adultos Minusválidos (APANAS).
- **CSR plan**: IBERDROLA's Corporate Social Responsibility plan has been put into operation and it will initiate and guide the company's CSR activities in the coming years.
- **Recognitions**: in the MERCO ranking, the Executive Vice-Chairman and Managing Director, Ignacio Galán, holds top place for his reputation among public service industry managers and is one of the ten leaders with the best reputation in Spain.

8.2 PRESENCE OF IBERDROLA IN CORPORATE REPUTATION AND SUSTAINABILITY RANKINGS

In the **MERCO 2005** (Monitor Español de Reputación Corporativa) ranking, IBERDROLA is ranked as the leading player in the public services industry and one of the 10 best companies in Spain for corporate reputation. MERCO is the most significant corporate reputation index published in Spain. To rank companies' reputations, this index calls on company executives, financial analysts, unions, NGOs and representatives of consumer associations.

	Rating / Position
Dow Jones Sustainability World Index	72 points / World Utilities Leadership Group Top 3
Dow Jones Sustainability Stoxx Index	72 points / European Utilities Leadership Group Top 3
OEKOM	B- / World Utilities Leadership Group Top 3
MERCO	Public Services Industry Leader

8.3. OTHER EVENTS

In line with the plan launched in 2004 to enable the implementation and certification of environmental management systems at suppliers, IBERDROLA held sessions in January in the Madrid and Valencia regions to provide information for more than 260 Company suppliers.

9. - CORPORATE GOVERNANCE

The highlights of Q1 2005 were as follows:

- **Appointments:** at the General Meeting held on March 18, 2005, shareholders voted to ratify the appointment of Sebastián Battaner Arias, and to re-elect for the maximum term possible under Spanish law and the corporate bylaws of 5 years, the Executive Vice-chairman and CEO Ignacio Galán and the directors Víctor de Urrutia Vallejo, Ricardo Álvarez Isasi, José Ignacio Berroeta Echevarría, Juan Luis Arregui Ciársolo, Julio de Miguel Aynat and Sebastián Battaner Arias, who will continue in the offices held previously on the Board of Directors.

- **Reports and other resolutions:** on February 23, 2005, the Board approved the Annual Report on Corporate Governance for 2004, in accordance with the form required by Circular 1/2004 of 17 March of the Spanish securities regulator (CNMV). On the same date, the Board approved the Report on the Activities of the Audit and Compliance Committee for 2004, which has been published for 6 years now, intended to contribute to corporate governance best practices by publishing, with the maximum transparency, the annual activities of the Audit and Compliance Board, the body in charge of monitoring "good governance" at the company.

  Lastly, on February 23, the Board of Directors also resolved to develop provisions on the right to information prior to General Meetings, representation and remote voting, provided for in the corporate bylaws in order to make it easier for shareholders to exercise these rights at General Shareholders' Meetings.

- **Presence of Iberdrola in corporate governance indexes:** since 2004 IBERDROLA has been included in the **"FTSE ISS Corporate Governance Index (CGI)"**, a series of indexes that evaluate good governance in companies and were created by the FTSE Group, which is responsible for the Footsie stock market indexes, in conjunction with the corporate governance service provider International Shareholders Services (ISS). This index is based on the ISS rating, known as the "Corporate Governance Quotient" (CGQ).

10. - INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS): EFFECT ON FY2004 ACCOUNTS

The effect of adapting IBERDROLA's financial statements to IFRS is very slight, therefore showing the consistency of Iberdrola's accounting practices.

With respect to the **Balance Sheet**, the main changes are summarised as follows:

ASSETS (Million Euros)	NOTE	Spanish GAAP 2004	Absolute change	IFRS
Tangible & intangible fixed assets	A	18,961.1	+324.3	19,285.4
Financial assets	B	1,989.7	-88.5	1,901.2
Long term taxes receivable	C	767.2	+447.3	1,214.5
Consolidation Goodwill	D	323.9	-323.9	-
Deferred charges	E	175.3	-175.3	-
Current assets – inventories	F	1,142.4	-112.1	1,030.3
Current assets – rest & other	G	2,838.2	-63.0	2,775.2
Total assets		26,197.8	+8.8	26,206.6

A) Tangible and intangible fixed assets:

- Increased due to changes in the scope of consolidation (379 million), the provision for plants decommissioning (74 million), reclassification of nuclear fuel from Inventories to Fixed Assets (240 million), and other (47 million).
- Decreased for the write-off of Start-up Costs (-52 million) and the reallocation of merger differences (-363 million).

B) Financial Fixed Assets: decreased due to changes in the scope of consolidation (-238 million) and increased for the valuation of Long-Term Financial Derivatives (81 million) and other (69 million).

C) Long Term Taxes Receivable: increased for the tax effects associated with the provisions for dismantling (74 million), the valuation of derivatives (109 million), the merger differences (127 million), the change in the scope of consolidation (81 million), and other (56 million).

D) Goodwill: disappears, being allocated to:

- Intangible fixed assets: companies consolidated fully or proportionally (-24 million)
- Financial investments: companies consolidated using the equity method (-118 million)
- Change in the scope of consolidation due to EDP, valued on a market basis (-183 million)

E) Deferred charges: disappear for reclassification as debt (-175 million)

F) Current assets – inventories: reclassification of nuclear fuel, now accounted for as a Fixed Asset (-240 million), the effect of recognizing revenues from developments sold at the real estate division (80 million), change in the scope of consolidation (45 million) and other (2 million)

G) Current assets – other: change in the scope of consolidation: net impact of the increase due to proportional consolidation of subsidiaries (58 million), and the decrease due to the recognition of revenues from developments sold at the real estate division (-100 million) and other (-21 million).

LIABILITIES (Million Euros)	NOTE	Spanish GAAP 2004	Absolute change	IFRS
Shareholders' equity and minority interests	K	8,794.2	-166.6	8,627.6
Merger differences	L	236.4	-236.4	-
Deferred revenues	M	484.3	-10.6	473.7
Provisions	N	1,034.8	+236.1	1,270.9
Financial debt	O	10,800.3	+304.6	11,104.9
Long-term taxes payable	P	488.5	+109.1	597.6
Other long-term payables	Q	309.4	+13.1	322.5
Other short-term payables	R	4,049.9	-240.5	3,809.4
Total equity & liabilities		**26,197.8**	**+8.8**	**26,206.6**



K) Shareholders' equity: adjustments against reserves for the valuation of EDP (-46 million), REE (23 million), GALP (8 million) and others (8 million), valuation of derivatives (-93 million), update of provision for plants decommissioning (-59 million), write-off of Intangible Fixed Assets (-34 million) and increase in Minority Interests and others (25 million).

L) Merger differences: eliminated against lower value of tangible fixed assets associated (-236 million).

M) Deferred revenues: positive exchange gains booked on P&L; elimination of capital subsidies linked to research & development expenses written off in assets.

N) Provisions: increased by the provision for plants decommissioning (202 million), change in the scope of consolidation (54 million) and others (-20 million).

O) Financial Debt: increases by:

- Changes in the scope of consolidation (192 million).
- Valuation of hedging derivatives (224 million).

Decreased by the reclassification of debt expenses (-49 million) and leasing (-63 million).

P) Long-term taxes payable: increases by the tax effect of the valuation of derivatives (109 million).

Q) Other long-term payables: changes in the scope of consolidation (integration of the liabilities of consolidated companies) (13 million).

R) Other short-term payables: changes in the scope consolidation (elimination of payables to equity accounted subsidiaries) (-240 million).

In terms of the **Income Statement**, the changes have been as follows:

(Million euros)	NOTE	Spanish GAAP 2004	Absolute change	IFRS
Net sales	1	10,314.5	-1,741.9	8,572.6
Procurement costs	2	6,146.2	-1,959.5	4,186.7
Gross margin		**4,168.3**	**+217.5**	**4,385.8**
Net operating expense	3	1,129.8	+168.8	1,298.6
Taxes	4	180.8	+14.5	195.3
EBITDA		**2,857.7**	**+34.3**	**2,892.0**
Amortizations & provisions	5	838.8	+51.3	890.1
EBIT		**2,018.9**	**-17.1**	**2,001.8**
Financial result	6	389.7	+5.4	395.1
Cos. carried by Equity Method	7	69.5	-16.2	53.3
Extraordinary results	8	58.9	-58.9	-
Earning from discontinued operations	9	-	+89.5	89.5
Corporate tax & minorities	10	546.9	-8.6	538.3
Net profit		**1,210.7**	**+0.6**	**1,211.3**



1) **Net sales:** reduction of energy sales for distribution (-2,328 million), changes in the scope of consolidation (619 million). Real estate division: recognition of revenues from developments sold (-45 million), reclassification of extraordinary results (12 million).
2) **Procurements:** reduction of energy sales for distribution (-2,328 million), change in the scope of consolidation (398 million). Real estate division: recognition of costs for developments sold (-27 million) and others (-3 million).
3) **Net operating expenses:** changes in the scope of consolidation (155 million), reclassification of extraordinary results (35 million) and major maintenance costs and others (-21 million).
4) **Taxes:** reclassification of extraordinary results (13 million) and others (2 million).
5) **Amortizations & provisions:** changes in the scope of consolidation (67 million), lower intangible assets amortization (-28 million) and others (12 million).
6) **Financial result:** changes in the scope of consolidation (-10 million), valuation of derivatives (34 million) and others (-19 million).
7) **Results of companies accounted for by the Equity method:** changes in the scope of consolidation. No goodwill amortization (-16 million).

8 & 9) **Extraordinary results:** these disappear under IFRS and are reclassified to the Earnings from discontinued operations account (89 million) and others (-30 million).

10) **Corporate tax & minorities:** changes in the scope of consolidation.

Other considerations:

1. **Change in scope of consolidation:**
   - Global or proportional consolidation of Corporación IBV, Energy Works, Mediapark, Neosky and Iberdrola Energía Chile.
   - Removal of EDP and REE (market valuation).
2. **Non-energy businesses:** change in the accounting method for the real estate business developments. Under Spanish GAAP, the whole profit from developments sold could be accounted for upon 80% of completion, while under IFRS no accounting of profit is done until full and final delivery of the development.
3. **Quarterly change in net debt, equity and leverage: IFRS vs. Spanish GAAP.**

Spanish GAAP	Q1 2004	Q2 2004	Q3 2004	Q4 2004
Net debt	10,284	10,211	10,557	10,569
Equity	8,533	8,450	8,750	8,717
Leverage	54.7%	54.7%	54.7%	54.8%

IFRS	Q1 2004	Q2 2004	Q3 2004	Q4 2004
Net debt	10,353	10,274	10,607	10,685
Equity	8,433	8,395	8,679	8,628
Leverage	55.1%	55.0%	55.0%	55.3%

Legal Note:

The financial information presented in this document has been prepared on the basis of all International Financial Reporting Standards (IFRSs) and their interpretation done by the Standing Interpretations Committee (SIC) and International Financial Reporting Interpretations Committee (IFRIC-IASB), effective for the year ended 31 December 2005.

In this respect, all of the following should be noted:

· The financial information has been internally prepared by the Company and has not been audited.

· This information has been prepared on the assumption that current IFRSs will all be in the future endorsed by the European Commission (EC), therefore providing them with full legal value. If the EC fails to endorse some of these standards and interpretations in time for the publication of the Group's Financial Statements for 2005, the information presented in this document might be changed.

· Standards currently in issue and adopted by the European Union are subject to interpretations issued from time to time by the IFRIC. Also, further standards might be issued by the IASB that may be applicable for financial years beginning on or after 1 January 2005.

· Up to now, IFRSs have undergone a significant revision process and are currently being applied in the European Union and in a large number of countries simultaneously for the first time. Accordingly, there is not yet a significant body of well established practice and detailed regulation on which to base the resolution of certain technical issues occasionally arising during the application of these standards to patterns not specifically addressed by IFRSs.

· Changes arising from any of the above listed items or from the evolvement of industry practice might also impact certain decisions and interpretations currently adopted by the IBERDROLA Group for the preparation of the information contained in this document.

· As a result of all of the above, it is possible that further changes might be required to this information before it is published as comparative financial information in the 2005 Annual Report of the IBERDROLA Group.


IBERDROLA

Analysis of q1 2005

Energy production

	GWh	vs. 2004		% Weight
Gas combined cycle	7,155	1,722	31.7%	33.5%
Renewable energy	1,770	276	18.5%	8.3%
Wind energy	1,645	324	24.5%	-
Hydroelectric	2,364	-2,977	-55.7%	11.1%
Nuclear	6,446	-339	-5.0%	30.1%
Fuel-oil	1,200	943	366.9%	5.6%
Coal	1,981	162	8.9%	9.3%
Cogeneration	471	2	0.4%	2.2%
TOTAL NET PRODUCTION	**21,387**	**-211**	**-1.0%**	**100.0%**
ENERGY DISTRIBUTED	**32,142**		**8.5%**	

Energy production: Spain

	GWh	vs. 2004	% Weight
Gas combined cycle	2,881	52.0%	17.1%
Renewable energy	1,770	18.5%	10.5%
Wind energy	1,645	24.5%	-
Hydroelectric	2,148	-57.2%	12.8%
Nuclear	6,446	-5.0%	38.4%
Fuel-oil	1,200	366.9%	7.1%
Coal	1,981	8.9%	11.8%
Cogeneration (attributable)	376	0.8%	2.2%
TOTAL NET PRODUCTION	**16,802**	**-4.8%**	**100.0%**
ENERGY DISTRIBUTED	**25,622**	**8.3%**	
LEVEL OF HYDROELECTRIC RESERVES AT 3/31/05	**37.2% (4,197 GWh)**		

Energy production: Latin America

	GWh	vs. 2004	% Weight
Gas combined cycle	4,274	20.8%	93.2%
Hydroelectric	216	-32.3%	4.7%
Cogeneration	95	-1.0%	2.1%
TOTAL NET PRODUCTION (Iberdrola share)	**4,585**	**16.0%**	**100.0%**
ENERGY DISTRIBUTED (managed)	**6,520**	**9.7%**	



1. - PRODUCTION: SPAIN

The Group's net production in Spain came to 16,802 GWh in Q1 2005, successfully limiting the fall in production to 4.8% in one of the driest quarters on record over the last 30 years, with hydroelectric production down 57.2%. This demonstrates the importance of the major investments made on combined cycle plants and renewables, which together accounted for around 28% of total production over the quarter. The most notable events registered are:

- +52.0% increase in combined cycle production up to 2,881 GWh, notably increasing its contribution to total production, accounting for 17.1% compared with 10.7% in Q1 2004. Furthermore, this 17.1% contribution by combined cycles to the mix is significantly greater than the 11.8% contributed by coal. Therefore, production from combined cycles ranked second during the first quarter.

- Wind farm production increased 24.5%, taking the weighting of renewable energies facilities up to 10.5% in the generation mix for the quarter.

- Nuclear production represents the biggest contributor to total production, with 6,446 GWh.

Iberdrola obtained a **28.2% share** of the wholesale production market in Q1 2005. In comparative terms, Energy Production can be broken down as follows:

	Q1 2005	Q1 2004
Gas combined cycle	17.1%	10.7%
Renewable energy	10.5%	8.5%
Hydroelectric	12.8%	28.5%
Nuclear	38.4%	38.5%
Fuel-oil	7.1%	1.5%
Coal	11.8%	10.3%
Cogeneration (attributable)	2.2%	2.1%
Total	**100%**	**100%**

With respect to CO_2 emissions, the percentage of total emission-free production rose to 61.7%, with 227 gr. CO_2 per KWh. Furthermore, 81% of production in Spain is based on clean generation sources with combined cycle, nuclear, hydroelectric, renewable and cogeneration facilities representing a combined production of 13,621 GWh.


IBERDROLA

2. - PRODUCTION: LATIN AMERICA

In Latin America, total production is up 16.0% to 4,585 GWh, with the majority (85%) generated by the combined cycle plants in Mexico.

	Production	% Change
Mexico (combined cycles)	**3,891**	**10.0%**
South America (Iberdrola share)	**694**	**67.2%**
Combined cycles	383	N/A
Hydroelectric	216	-32.3%
Cogeneration	95	-1.0%
Total	**4,585**	**16.0%**

This strong growth is primarily due to the Monterrey (1,040 MW), Altamira (1,036 MW), Enertek (120 MW) and La Laguna (500 MW) plants operating at full capacity, with the latter brought into service in 15 March 2005. The rest of combined cycle production was contributed by the Termopernambuco plant in Brazil. In regards to hydroelectric production, the Itapebi plant has been working without incidents, being the drop in production attributed to the extraordinary contribution recorded in 2004 coming from the sale of its surplus' production to the pool.

3. - MARKET: SPAIN

In the domestic market, Iberdrola's total demand measured on the grid increased 8.3% to 25,622 GWh, once again confirming Iberdrola's position as the leader in the domestic distribution market (Tariff+Commercial: 39.2% share).

The company now has 9.7 million customers representing an increase of around 185,000 year-on-year.


Commercial
37%
Tariff
63%

4. - MARKET: LATIN AMERICA

The evolution of demand for Iberdrola's three distribution companies in Brazil is reflected in the following table:

Energy Distributed (GWh) (managed)	Q1 2005	vs. 2004
Coelba	2,830	10.0%
Cosern	834	9.1%
Celpe	2,054	8.4%
Total	**5,718**	**9.3%**

It's worth highlighting that during the first quarter, the distribution companies of Iberdrola in Brazil have been entitled to additional tariff adjustments which meant a 1% increase over the tariff reviews carried out during the third quarter of 2004. Furthermore, Celpe is under the annual tariff review, and at 29 March, a preliminary 33% increase was approved.



Analysis of results

January-March 2005. Results under IFRS, with 2004 on like for like terms

	MM €	vs. 2004
NET SALES	2,675.1	+30.0%
GROSS MARGIN	1,182.7	+2.5%
EBITDA	866.8	+8.8%
EBIT	628.8	+10.1%
NET PROFIT	346.6	+12.3%

1.- NET SALES

The Group's Net Sales totalled 2,675.1 *million euros* in Q1 2005, up 30.0% on the same period in 2004, reflecting the positive contribution of all of the Group's businesses: the Domestic Energy business, the main growth driver, rose 34.1%, the International business 16.4%, and the Non-Energy business 17.6%.

The main factors driving this change in each of the businesses were as follows:

- In the *Domestic Energy Business, the* 34.1% increase in Net Sales reflects the increases recorded on Generation (22.1%) and Supply (36.7%), positively affected by the higher prices, Renewables (39.4%) by the increase in production and the high prices, and Distribution (2.2%), in line with the increase in its regulated revenues.
- In the International business, Net Sales is up 16.4% to 376.3 million euros. Mexico is the region that made the biggest relative contribution; with the La Laguna combined cycle plant (500 MW) contributing to results for the first time after it was brought into service in 15 March 2005. Also of note is the increase in Net Sales in Brazil, essentially as a result of the increase in demand and the upward readjustment in tariffs in December 2004.


International
14.1%
Non-energy
7.2%
Domestic Energy
78.7%



- On Non-Energy businesses, Net Sales is up 17.6% to 192.3 million euros.

On the other hand, and regarding the tariff deviation generated over the first quarter of 2005, it is worth considering the following issues:

1. On a sector basis, the aforementioned forecasted tariff deviation for Q1 2005 might reach an amount close to 580 million euros.

2. According to the Royal Decree Law 5/2005 of March, 11th, the provisional share for the financing of such tariff deviation that would correspond to Iberdrola is 35.01%, which represents approximately 204 million euros before taxes.

3. Furthermore, in order to support accounting treatment of the tariff deviation adopted by the Company, the following aspects have been factored:

   a) The articles 15 to 20 of the Electricity Sector Law 54/1997 of November 27th that regulate the economic regime of the different sector activities. In general terms, the remuneration of the generation activities is established in those articles accordingly to the prices resulting from the functioning of a liberalised market.
   b) The precedent set by the recognition of the total tariff deviation corresponding to years 2000, 2001 and 2002 (Law 53/2002, Art 94.2).
   c) The objectives set in IAS 18: An "ordinary revenue is recognised when it is probable that future economic benefits flow to the company and the amount of revenue can be measured reliably".

As it is known, although in the existing regulatory framework this deviation is borne by the generation companies, the services rendered by this business complies with all the requirements included in that rule:

- Revenues can be measured reliably, as Generation prices are determined by the pool.

- The periodic C.N.E. settlements explicitly specify the revenues corresponding to each generator. However, there are not enough revenues collected by the distribution companies.

From all of the aforementioned, it can be inferred that at present there are enough reasons for the confirmation at the end of the current fiscal year of the recoverability of the tariff deviation that might arise during 2005.

2.- GROSS MARGIN

On a consolidated level, the Gross Margin came out at 1,182.7 million euros, representing an increase of 2.5% in relation to the same period in 2004. As explained below, the Gross Margin of the Domestic Energy Business includes for the first time the CO_2 emission allowances cost which has totalled 42.1 million euros over the period.

The following contrasting aspects can be highlighted regarding the evolution of the Gross Margin in each business:

2.1. - DOMESTIC ENERGY BUSINESS

The Gross Margin remained stable (-0.6%) at 970.5 million euros:

- The change in the Gross Margin of the Generation business in Spain (506.0 million euros, -3.3%) can be explained in the following context:

  - Increase in fuel costs because of the change in the production mix (less hydroelectric production and greater thermal production) and a context of higher fuel prices, reflected in a 71.5% increase in procurement costs.

- 42.1 million euros booked as expenses for emission allowances consumed during the period.
- Increase in the pool price, reflected in a 22.1% increase in Net Sales.
- The production in the ordinary regime fell by 7.1% in a quarter in which hydroelectric production in Spain is down 57.2%.

- On Renewables, Net Sales rose 39.4% to 120.6 million euros, in line with the 32.3% increase in installed capacity in relation to Q1 2004 and a context of high prices. The Gross Margin on the Renewables business now represents 19% of the total Gross Margin obtained by Iberdrola's generation assets in Spain.

- For its part, the Gross Margin from Distribution grew 2.2% (+339.7 million euros) in line with the increase in the remuneration on the regulated business recognised in the tariff for 2005.

- The Supply business saw its Gross Margin fall 30.2 million euros to 9.2 million euros, reflecting the 45% increase in the procurement costs as a consequence of the high pool prices recorded over the period. Furthermore, in the first quarter of 2004 there was an extraordinary contribution of 11 million euros from resettlements of energy sales, TPA fees and energy purchases of years 2000 & 2001.

2.2. - INTERNATIONAL BUSINESS

The Gross Margin was 138.3 million euros, reflecting growth of 21.2%, resulting from the good performance of the Group's businesses in the region.

- In Mexico-Guatemala, the Gross Margin was 58.0 million euros (+18.9%). La Laguna combined cycle plant (500 MW) contributed to results for the first time after it was brought into service in this quarter.

- In Brazil, the Gross Margin is up 22.9% (80.4 million euros), thanks to the growth in demand and the additional tariff increases of 9-10% adopted at the Coelba, Cosern, and Celpe distribution companies in December 2004, correcting upward the initial tariff review.

2.3. - NON-ENERGY BUSINESSES

These contributed 73.9 million euros to the total Gross Margin, reflecting a growth of 11.4 million euros, primarily generated by the real estate activities and Corporación IBV, which, following the application of the IFRS, is now proportionately consolidated. The breakdown is as follows:

Million euros	Q1 2005	Q1 2004	Change in millions
Real estate division	36.1	27.4	8.7
Corporación IBV	33.6	31.5	2.1
Other	4.2	3.6	0.6
TOTAL	**73.9**	**62.5**	**11.4**

3.- EBITDA / GROSS OPERATING PROFIT

Consolidated EBITDA increased 8.8 % as a result of the positive evolution in the Gross Margin and the -1.4% reduction in Net Operating Expenses.

The -1.4% reduction in Net Operating Expenses has been achieved thanks to the moderation in traditional businesses and an increase in new businesses in connection with the upturn in activity.

Net Operating Expenses can be broken down as follows:

- The moderate rise in Personnel Costs (+3.8%) which already includes in Q1 2005 the effects of the annual salary review according to inflation and the labour agreement. In 2004, this increase was not accounted until July.
- a 19.5% increase in External Services linked to the upturn in activity reflecting the new gas combined cycle plants and wind farms.



- A 42.4 million euros increase in Other Operating Revenues mainly reflecting third party services in Structure & Services as a result of framework agreements signed by the Company during the year.

Net Operating Expenses can be broken down as follows:

MM €	Q1 2005	vs. 2004
Net Personnel Expenses	190.7	4.0%
Personnel	223.1	3.8%
In-house work on fixed assets	-32.4	2.5%
Net External Services	112.3	-9.7%
External Services	188.2	19.5%
Other operating revenues	-75.5	128.1%
TOTAL	**303.4**	**-1.4%**

The **Traditional Energy Business workforce** fell 3.5% compared with the same period in 2004 to 8,493 employees. As such, the Gross Margin per Employee ratio improves 3.0% in the Domestic Energy Business, as can be seen in the following table.

MM €	Q1 2005	vs. 2004	Change in %
Gross Margin (Domestic Energy Business) (mm. €)	970.5	976.8	-0.6%
Domestic Ener. Bus. Workforce (Spain)	8,493	8,802	-3.5%
Gross Margin / employee ratio (thousand euros)	114.3	111.0	+3.0%

On the other hand, the Tax was down 4.1% to 46.9 million euros, mainly due to the reduction in Latin America resulting from the application of IFRS.

In addition, EBITDA includes 34.4 million euros for the allocation of emission rights granted to IBERDROLA. Taking into account the 42.1 million euros booked at the Gross Margin level for the consumption of emission rights, the net effect at the operating level for emission rights comes out at -7.7 million euros.

4.- EBIT / NET OPERATING PROFIT

EBIT rose **10.1%** to **628.8 million euros** compared with the same period in 2004, with this rise driven by the operating evolution already mentioned combined with the change in Amortizations and Provisions (+5.4%).

Amortizations are up 3.3% to 229.6 million euros.

Provisions are up 4.8 million euros.

MM €	Q1 2005	vs. 2004	Change in %
Amortizations	229.6	222.2	+3.3%
Provisions	8.4	3.6	+133.3%
TOTAL	**238.0**	**225.8**	**+5.4%**

5.- FINANCIAL RESULT

The Financial Result came to **-107.8 million euros, 5.5% higher** than in the same period in 2004. This increase was mainly due to the 5.6% increase in financial expenses in a quarter with a higher average debt balance in relation to the same quarter in 2004. Nevertheless, the net interest cost on debt was reduced from 4.90% in Q1 2004 to 4.44%.



6.- RESULTS OF COMPANIES CONSOLIDATED BY THE EQUITY METHOD

The Results of Companies Consolidated by the Equity Method rose 7.2 million euros to 19.8 million euros, with 55% of the results contributed by Non-Energy businesses. Also of note is the contribution of Iberdrola's engineering subsidiary, which increased its contribution by 2.4 million euros to 3.9 million euros. Following the implementation of IFRS, EDP and REE have been removed from the scope of consolidation.

The results can be broken down as follows:

MM €	Q1 2005	vs. 2004	Change in %
Non-Energy	11.0	10.7	0.3
Iberdrola's engineering subsidiary	3.9	1.5	2.4
Other	4.9	0.5	4.4
TOTAL	**19.8**	**12.6**	**7.2**

7.- NET PROFIT

Lastly, **Net Profit** rose to **346.6 million euros, up 12.3%** on the same period in 2004, in line with the change seen on Operating Profit. Profit before Taxes is up +11.5%, while the effective tax rate came out at 34.7%, in line with the same period in 2004 (35.8%). This rate will be reduced to around 30% during the fiscal year.



Result by business

1.- ENERGY BUSINESS - SPAIN

1.1 GENERATION

a) Gross Margin

The change in this item in Q1 2005 demonstrates the flexibility of IBERDROLA's generation park, thanks to its new investments in combined cycles, set against a backdrop of high demand and one of the lowest levels of hydroelectric production on record over the last 30 years. In this way, the slight reduction of 3.3% in the Gross Margin on the Generation Business should be explained in the following context:

Net Sales rose 22.1% in a quarter in which prices were 73% higher and despite the 57.2% reduction in hydroelectric production, the ordinary regime production was down only 7.1% to 14,656 GWh. This was achieved thanks to the contribution of combined cycle plants, whose production grew 52%, representing 17% of total production, making it the second biggest source of energy after nuclear, which contributed 6,446 GWh.

In a context of higher thermal production due to falling levels of hydroelectric production and increases in fuel costs, Procurement Costs are up 71%.

Fuel Costs

(Euros/MWh)	Q1 2005	Q1 2004
Nuclear	3.6	3.6
Combined Cycles	32.0	26.6
Coal	25.0	22.2
Fuel-oil	44.0	39.5

Furthermore, for the first time Procurement Costs include costs relating to the consumption of emission allowances over the quarter, totalling 42 million euros.

b) Operating Profit / EBIT

EBIT is up 3.3% on the same period in 2004, rising to **338.8 million euros**, while EBITDA came out at 432.6 million euros, representing an increase of 4.0%. In addition to the information on the Gross Margin outlined above, a number of other factors have influenced this change:

The reduction in Net Operating Expenses, down -0.2% to 92.0 million euros, reflects various factors. Personnel expenses increased 8.3%, including the effects of the annual salary review according to inflation and the labour agreement. In 2004, this increase was not accounted until July. Meanwhile External Services are up 24.9%, due primarily to the combined cycle plants brought into service. These two increases were offset by the higher income on Other Operating Revenues and In-house Work on Fixed Assets which include, among other items, 12 million euros of revenues that due to the application of IFRS are no longer accounted for as extraordinary results.

MM €	Q1 2005	vs. 2004
Net Personnel Expenses	49.9	7.1%
Personnel	56.3	8.3%
In-house work on fixed assets	(6.4)	18.5%
Net External Services	41.7	-8.6%
External Services	59.7	24.9%
Other operating revenues	(17.6)	700.0%
TOTAL	**92.0**	**-0.2%**

Amortizations and Provisions rose slightly, up 6.7% to 93.8 million euros, primarily as a result of the new combined cycle plants entering into service,

with an additional 1,200 MW in operation since Q1 2004.

Tax increased 4.0% as a result of the new facilities commissioned.

34.1 million euros were booked as emission allowances granted to IBERDROLA. On the Gross Margin, 42.1 million euros were accounted for the consumption of emission rights over the period. As such, the net impact of emission rights at the operating level came out at -7.7 million euros.

The main operating figures for this business are as follows:

GENERATION MM €	Q1 2005	vs. 2004
Net sales	864.5	22.1%
Gross Margin	506.0	-3.3%
EBITDA	432.7	4.0%
EBIT	338.9	3.3%

1.2 RENEWABLES

a) Gross Margin

The Renewable Energy business has continued to grow as new capacity has been brought into service. In this way, this Business was confirmed as the main growth driver in Iberdrola's Strategic Plan, along with Mexico.

The installed capacity increased by 32.3% (+796 MW), enabling a 24.5% increase in wind energy production and an 18.5% rise in total production generated by renewable energy sources, reaching 1,770 GWh.

The average price obtained rose to 6.81 euro cents/kWh, up from 5.79 euro cents/kWh for the same period in 2004. In 2005, most of the assets were based on the fixed price regime plus incentives. Therefore, the pool price increases have not been fully reflected in margins.

The mentioned increase in production enabled this business to achieve a 39.4% increase in its Gross Margin, up to 120.6 million euros, despite the low wind factor in January and February 2005.

b) Operating Profit / EBIT:

EBIT increased by 64.5% due to the following factors:

- EBITDA grew 33.1%, in line with the increase in the Gross Margin and despite the rise (+76.8%) in Net Operating Expenses as a result of the new capacity brought into service. The EBITDA margin is already slightly higher than the levels recorded in prior periods of around 80%.
- This growth is even greater on EBIT after the slight fall in Amortizations and Provisions, down 3.2%. The decision to extend the useful accounting life of wind farms to 20 years has had a positive impact of 10 million euros, offsetting the higher amortizations booked for the new capacity installed.

Net Operating Expenses can be broken down as follows:

MM €	Q1 2005	vs. 2004
Net Personnel Expenses	2.6	N/A
Personnel	3.8	26.7%
In-house work on fixed assets	(1.2)	-57.1%
Net External Services	19.5	58.5%
External Services	20.5	53.0%
Other operating revenues	(1.0)	-9.1%
TOTAL	**22.1**	**76.8%**

The main operating figures for this business are as follows:

RENEWABLES MM €	Q1 2005	vs. 2004
Net sales	120.6	39.4%
Gross Margin	120.6	39.4%
EBITDA	97.4	33.1%
EBIT	64.5	64.5%

1.3 DISTRIBUTION

a) Gross Margin

The Distribution business achieved a 2.2% increase in its Gross Margin, with this upturn attributable to the increase in remuneration for the regulated business recognised in the tariff for 2005. Furthermore, it is worth mentioning the 8.3% increase in energy distributed which has totalled 25,622 GWh.

b) Operating Profit / EBIT:

EBITDA for Distribution rose 6.6%, with Net Operating Expenses falling 4.9%. The moderate rise in Personnel Costs (+3.8%) already includes the effects of the annual salary review according to inflation and the labour agreement. In 2004, this increase was not accounted until July.

Net Operating Expenses can be broken down as follows:

MM €	Q1 2005	vs. 2004
Net Personnel Expenses	48.1	3.2%
Personnel	69.1	3.8%
In-house work on fixed assets	(21.0)	5.0%
Net External Services	69.5	-9.7%
External Services	101.6	0.4%
Other operating revenues	(32.1)	32.6%
TOTAL	**117.6**	**-4.9%**

The main operating figures for this business are as follows:

DISTRIBUTION MM €	Q1 2005	vs. 2004
Net Sales	339.7	+2.2%
Gross Margin	339.7	+2.2%
EBITDA	200.7	+6.6%
EBIT	141.8	+10.7%

1.4 SUPPLY

a) Gross Margin

The Supply business saw its Gross Margin fall -76.7% to 9.2 million euros, driven by the 45.1% increase in Procurements to 768.9 million euros as a result of the high energy prices seen over the period. This high cost took up most of the 778.1 million euros generated in Net Sales (+36.7%) thanks to the significant level of activity maintained on both electricity and gas sales, reflected in a 32.8% rise in GWh sold in both markets for a total of 19.817 GWh.

Furthermore, in the first quarter of 2004 there was an extraordinary contribution of 11 million euros from resettlements of energy sales, TPA fees and energy purchases of years 2000 & 2001.

b) Operating Profit / EBIT

With regard to EBIT, it is important to note the increase in operating expenses (+4.2 million euros), mainly recorded at External Services primarily due to the increase in activities relating to the full deregulation of the market, in addition to the strengthening of advertising campaigns.

Net Operating Expenses can be broken down as follows:

MM €	Q1 2005	vs. 2004
Net Personnel Expenses	15.5	-8.8%
Personnel	15.6	-8.2%
In-house work on fixed assets	(0.1)	N/A
Net External Services	10.4	121.3%
External Services	20.0	37.0%
Other operating revenues	(9.6)	-3.0%
TOTAL	**25.9**	**19.4%**

Furthermore, EBIT on the Supply Business was affected by a slight fall in Amortizations and Provisions (-4.4%) and a 16.7% increase in Tax in light of the increase in the volume of energy sold.

The main figures for this business are as follows:

SUPPLY MM €	Q1 2005	vs. 2004
Net sales	778.1	+36.7%
Gross Margin	9.2	-76.6%
EBITDA	(23.0)	N/A
EBIT	(29.5)	N/A

1.5 STRUCTURE & SERVICES

It includes adjustments for the inter group expenses between the Corporation and the businesses. The result from Third Party Services represents 2/3 of the total EBITDA of Structure & Services.

2.- INTERNATIONAL BUSINESS

a) Gross Margin

In the International Business, the Gross Margin is up 21.2% (+24.1 million euros) to 138.3 million euros. The impact of the evolution in the exchange rate in the region was practically insignificant.

In Mexico, the Gross Margin rose 18.9%, driven by the La Laguna combined cycle plant (500 MW) brought into service in the first quarter of the year.

In Brazil, the Gross Margin reflects the increase in demand and the additional tariff review adopted in December 2004, correcting upward the tariff increases implemented by the distribution companies in Q3 2004. Total growth comes out at +22.9%.

b) Operating Profit / EBIT

In the International business, EBIT increased 38.8% to 63.7 million euros, reflecting the increase in EBITDA (+30.8%) and the higher levels of amortisation recorded (+17.8%).

Mexico recorded a +15.3% rise in EBITDA, mainly as a result of the upturn in Generation activities, with the production of the La Laguna combined cycle plant added this quarter, while the South America region saw an increase of +46.6% in light of the evolution in demand, the tariff increases adopted and the efficiency improvements achieved. In this way, total EBITDA growth in the International Business comes out at 31.1%.

EBITDA can be broken down by region and business as follows:

- **Mexico-Guatemala**

MM €	Q1 2005	vs. 2004
Generation	29.4	+18.5%
Distribution	12.8	+8.5%
TOTAL	**42.2**	**+15.3%**

- **South America**

MM €	Q1 2005	vs. 2004
Generation	12.1	-32.4%
Distribution	42.3	+120.3%
TOTAL	**54.4**	**+46.6%**

- The change in Net Operating Expenses for the entire Latin America region can be broken down as follows:



MM €	Q1 2005	vs. 2004
Net Personnel Expenses	12.6	10.5%
Personnel	15.2	15.2%
In-house work on fixed assets	(2.6)	44.4%
Net External Services	27.9	21.3%
External Services	32.8	29.6%
Other operating revenues	(4.9)	113.0%
TOTAL	**40.5**	**17.7%**

The 17.7% increase in Net Operating Expenses is 3.5 points lower than the increase recorded on the Gross Margin, which is up 21.2%.

The contribution of Mexico-Guatemala and South America to the Net Operating Expenses of the International business is as follows.

MM €	Q1 2005	vs. 2004
Mexico-Guatemala	**15.8**	+29.5%
Net personnel	2.9	+38.1%
Net External Services	12.9	+27.7%
South America	**24.7**	+10.3%
Net personnel	9.7	+3.2%
Net External Services	15.0	+15.4%
TOTAL	**40.5**	**+17.7%**

- Amortizations and Provisions are up 17.8%, primarily on account of the increase in amortizations linked to the bringing into service and operating at full capacity of the Altamira combined cycle in Mexico.

The main operating figures for this business are as follows:

INTERNATIONAL MM €	Q1 2005	vs. 2004
Net Sales	376.3	+16.4%
Gross Margin	138.3	+21.2%
EBITDA	96.5	+31.1%
EBIT	63.6	+38.8%

3.- NON-ENERGY BUSINESSES

NON-ENERGY (million euros)	Q1 2005	vs. 2004
NET SALES	192.3	+17.6%
GROSS MARGIN	73.9	+18.4%
EBITDA	36.1	+49.2%
EBIT	30.8	+43.3%
NET PROFIT	25.7	+15.8%

When looking at changes in Non-Energy Businesses, it is worth noting that the real estate division accounts for practically all of the contribution for EBITDA, EBIT and Net Profit. In addition, Corporación IBV, as a result of the application of IFRS, is now proportionally consolidated.

On the other hand, for the 11 million euros booked as the Results of Companies consolidated by the Equity Method, the biggest contribution is linked to the stake in Gamesa.

The main figures for the real estate business to date are as follows:

- Real estate business data

PROPERTY PORTFOLIO (surface area – m²)	
Total	**2,182,070**
Residential	1,655,408
Commercial	526,662

DEVELOPMENTS OF DWELLINGS FOR SALE	
Total at 3/31/05	
Construction phase	1,540
Management phase	1,787



- Real estate business Balance Sheet data

	MM €	vs. 2004
TOTAL ASSETS	1,442	-1.9%
TANGIBLE & REAL ESTATE FOR INVESTMENT PURPOSES	354	+1.1%
CURRENT ASSETS	1,045	-2.6%
SHAREHOLDERS' EQUITY	554	+2.8%
FINANCIAL DEBT	95	+58.3%

- Real estate business Income Statement data

	MM €	vs. 2004
NET SALES	88.6	+56.2%
GROSS MARGIN	36.2	+32.1%
EBITDA	30.2	+37.3%
EBIT	29.3	+42.3%
NET PROFIT	15.3	+50.0%

Breakdown of contribution to profits, losses and assets by business

	Sales	Operating Profit	Net Profit	Assets
Spanish Business	85.9%	89.9%	90.7%	86.3%
Energy	78.7%	85.0%	83.3%	81.5%
Non-Energy	7.2%	4.9%	7.4%	4.8%
International Business	14.1%	10.1%	9.3%	13.7%
TOTAL	**100%**	**100%**	**100%**	**100%**

Balance sheet

January-March 2005

	MM €	Vs Dic. 2004
TOTAL ASSETS	27,542	+5.1%
TANGIBLE & INTANGIBLE FIXED ASSETS	19,750	+3.7%
FINANCIAL FIXED ASSETS	1,842	+1.6%
SHAREHOLDERS' EQUITY	8,641	+0.2%
NET DEBT	10,797	+1.0%

At March 31, 2005, Iberdrola's total assets came to 27,542 million euros, highlighting the maintenance of its strong capital position, even taking into account the investments made over the period (420 million euros). This has enabled the **leverage ratio to be set at 55.5%,** 20 bp higher than in December 2004 with the accounts in the IFRS format.

Analysis of the Balance Sheet

1.- FIXED-ASSETS

Investments in Q1 2005 totalled 420 million euros and can be broken down as follows:

MM €	Jan.-March 2005	%
Spain	**246**	**58.6**
Generation	74	
Renewables	69	
Distribution	73	
Other	30	
Mexico	**154**	**36.6**
Generation	153	
Distribution	1	
South America	**13**	**3.1**
Generation	1	
Distribution	12	
Other International	**7**	**1.7**
TOTAL	**420**	**100.0**


Investments (Jan-Mar 2005)
Others
7.2%
Distribution
20.5%
Generation
72.3%



As regards investments in Spain, those made on energy production stand out, with 143 million euros that can be broken down as follows:

- 74 million euros on the Generation Business.
- 69 million euros on the Renewable Energy Business.

In Mexico, investments have focused on the Altamira V and VI combined cycle plants (72 million euros) and Tamazunchale (73 million euros). In Brazil, investments have primarily been made on the distribution business, financed through funds generated within Brazil.

The figure given for "Other International" reflects the investments made on Renewables outside of Spain, representing a total of 7 million euros.

2.- SHARE CAPITAL

At March 31, 2005, the **Share Capital** comprised **901,549,181 bearer shares** with a par value of 3 euros each.

On January 2, 2005, an interim dividend of 0.326 euros per share was paid out for the 2004 financial year, representing a 14.0% increase on the dividend paid on January 2004.

Furthermore, at the General Shareholders' Meeting held on March 18, a total dividend of 0.768 euros per share was approved, charged to the 2004 financial year, reflecting an increase of 14.3% per share on the dividend paid in 2004. This confirms the commitment made by Iberdrola to increase shareholder remuneration in line with the growth in Net Profit.

On July 1, 2005, an additional dividend of 0.442 euros per share will therefore be paid out.

3. - FINANCIAL DEBT

Net financial debt totalled 10,797 million euros at the end of March, with financial leverage coming out at 55.5%, 20 basis points higher than the 55.3% seen in December 2004. It is worth mentioning that the restating of the accounts for 2004 in line with IFRS added 50 basis points to the leverage figure reported in December 2004 under the Spanish GAAP, as can be observed in the following table:

	Dec. 04 Sp. GAAP (reported)	Dec. 04 IFRS	March 05 IFRS
Shareholders' equity	8,717	8,628	8,641
Net Debt	10,569	10,685	10,797
Leverage	54.8%	55.3%	55.5%

Furthermore, the additional dividend charged against 2004 was approved in Q1 2005 (General Shareholders' Meeting on March 18), while in 2004 this approval was given in the second quarter. This reflects a reduction of 399 million euros in Shareholders' Equity at the end of March 2005. Without this impact, Shareholders' Equity would have come out at 9,040 million euros and leverage at 54.4% compared with 55.1% in March 2004 under IFRS.

The average cost of debt was 4.57%, 60 basis points lower than in March 2004.

The debt structure can be broken down by currency and interest rate as follows:

	March 2005	December 2004
Euro	86.3%	86.4%
Dollar	8.9%	9.4%
Real	4.5%	3.9%
Other currencies	0.3%	0.2%
Fixed rate	57%	58%
Capped	15%	16%
Floating rate	28%	26%



The debt structure per company is shown in the *following table:*

	March 2005	December 2004
Iberdrola S.A.	83.6%	83.4%
Mexico	5.2%	5.3%
South America	5.7%	5.8%
Renewables	2.9%	2.7%
Real estate & others	2.6%	2.8%
Total	**100%**	**100%**

Debt can be broken down by product type as follows:

	March 2005	December 2004
Euro bonds	44.1%	46.0%
Bonds in other currencies	4.0%	3.2%
Domestic commercial paper	4.4%	3.4%
Euro commercial paper (ECP)	4.3%	4.5%
Euro loans	33.5%	32.5%
Loans in other currencies	9.7%	10.4%
Total	**100%**	**100%**

In line with the policy to minimise financial risks on debt, foreign currency risks have continued to be mitigated through the financing of investments in Latin America in local currencies (real in Brazil) or in their functional currencies (dollar in Mexico).

At March 31, 2005, the average maturity debt remained unchanged at 4.3 years in relation to the end of 2004.

Lastly, the following changes have been recorded in **financial leverage**:

	March 2005	December 2004
Shareholders' equity	8,641	8,628
Gross Debt	11,599	11,105
Market value of derivatives	82	81
Short Temp. Financial Inv.	539	216
Cash	181	123
Net Debt	11,797	10,685
Leverage	55.5%	55.3%

4.- WORKING CAPITAL

Net Working Capital totalled 718 million euros, up 161 million from the 557 million euros recorded at the end of 2004, with current assets up 637 million euros and current liabilities up 476 million euros.

5.- FUNDS FROM OPERATIONS

In March 2005, Funds from Operations totalled 567.2 million euros, an increase of 9.0% on March 2004.

The ratio of Funds Generated from Operations to Net Debt improved by 30 bp to 18.6% up from the 18.3% recorded in December 2004.



Income Statement
Q1 2005
(Unaudited)

Million euros

	March 2005	March 2004	Change %
NET SALES	**2,675.1**	**2,057.4**	**30.0**
PROCUREMENTS	(1,450.4)	(903.9)	60.5
EMISSION ALLOWANCES	(42.1)		N/A
GROSS MARGIN	**1,182.7**	**1,153.5**	**2.5**
EMISSION ALLOWANCES	**34.4**		**N/A**
NET OPERATING EXPENSES	**(303.4)**	**(307.8)**	**(1.4)**
Net personnel expenses	**(190.7)**	**(183.4)**	**4.0**
Personnel	(223.1)	(215.0)	3.8
In-house work on fixed assets	32.4	31.6	2.5
Net External Services	**(112.7)**	**(124.4)**	**(9.4)**
External services	(188.2)	(157.5)	19.5
Other operating revenues	75.5	33.1	128.1
TAX	**(46.9)**	**(48.9)**	**(4.1)**
EBITDA	**866.8**	**796.8**	**8.8**
AMORTIZATIONS AND PROVISIONS	(238.0)	(225.8)	5.4
EBIT	**628.8**	**571.0**	**10.1**
TOTAL FINANCIAL REVENUES	**85.6**	**69.1**	**23.9**
Financial revenues	73.8	53.3	38.5
Exchange gains	4.0	2.9	37.9
Capitalised financial expenses	7.8	12.9	(39.5)
TOTAL FINANCIAL EXPENSES	**(193.4)**	**(171.3)**	**12.9**
Interest expenses	(133.4)	(126.3)	5.6
Exchange losses	(5.8)	(3.3)	75.8
Pension funds	(6.7)	(7.5)	(10.7)
Change in provisions for short term financial investments	(1.1)	(0.4)	N/A
Other financial expenses	(46.4)	(33.8)	37.3
COMPANIES CARRIED BY EQUITY METHOD	**19.8**	**12.6**	**57.1**
EARNINGS FROM DISCONTINUED OPERATIONS	**(2.4)**	**1.3**	**(284.6)**
PROFIT BEFORE TAXES	**538.4**	**482.7**	**11.5**
Corporate tax	(187.0)	(172.7)	8.3
Minorities	(4.8)	(1.4)	242.9
NET PROFIT	**346.6**	**308.6**	**12.3**



Balance Sheet
Q1 2005
(Unaudited)

Million euros

	March 2005	December 2004	Change
FIXED ASSETS	**21,822**	**21,099**	**723**
Tangible fixed assets	18,854	18,541	313
Intangible fixed assets	896	505	391
Nuclear Fuel	230	240	(10)
Long-term financial investments	1,842	1,813	29
DEFERRED TAX	**1,191**	**1,214**	**(23)**
LONG-TERM ACCOUNTS PAYABLE FOR TRAFFIC OPERATIONS	**87**	**88**	**(1)**
CURRENT ASSETS	**4,443**	**3,807**	**636**
Inventories	1,023	1,030	(7)
Accounts receivable	2,155	1,843	312
Taxes receivable	449	478	(29)
Short temp. financial investments	594	310	284
Cash	181	123	58
Other	41	23	18
TOTAL ASSETS	**27,542**	**26,208**	**1,334**

	March 2005	December 2004	Change
SHAREHOLDERS' EQUITY	**8,641**	**8,628**	**14**
Capital stock	2,705	2,705	
Reserves and other	5,475	4,903	573
Profit and loss	347	1,211	(864)
Interim dividend	0	(294)	294
Minority interest	114	103	11
LONG-TERM PROVISIONS	**1,322**	**1,271**	**51**
DEFERRED REVENUES	**825**	**474**	**351**
FINANCIAL DEBT	**11,599**	**11,105**	**494**
OTHER LONG-TERM LIABILITIES	**999**	**872**	**127**
OTHER CURRENT LIABILITIES	**3,725**	**3,249**	**476**
PAYABLE TO CO. ACCOUNTED FOR BY EQUITY METHOD	**431**	**609**	**(178)**
TOTAL LIABILITIES	**27,542**	**26,208**	**1,334**



Results by Business
Q1 2005
(Unaudited)

Million euros

	Domestic Energy	International Business	Non-Energy
Net sales	2,106.6	376.3	192.3
Procurements	(1,094.1)	(237.9)	(118.4)
Emission allowances	(42.1)		
Gross Margin	**970.5**	**138.4**	**73.9**
Emission allowances	34.4		N/A
Net operating expenses	(226.1)	(40.5)	(36.9)
Net personnel expenses	(154.0)	(12.6)	(24.1)
Personnel	(183.2)	(15.2)	(24.7)
In-house work on fixed assets	29.2	2.6	0.6
Net External Services	(72.1)	(27.9)	(12.8)
External services	(142.6)	(32.8)	(12.9)
Other operating revenues	70.5	4.9	0.1
TAX	(44.7)	(1.3)	(0.9)
EBITDA	**734.1**	**96.6**	**36.1**
Amortizations and provisions	(199.8)	(32.9)	(5.3)
EBIT / Operating Profit	**534.3**	**63.7**	**30.8**
Financial Result	(80.8)	(22.2)	(4.9)
Companies using equity method	5.9	3.0	11.0
Earnings from discontinued operations	0.3	(0.1)	(2.7)
PROFIT BEFORE TAXES	**459.7**	**44.4**	**34.2**
Corporate tax & minorities	(171.1)	(12.2)	(8.5)
Net Profit	**288.6**	**32.2**	**25.7**

Q1 2004

Million euros

	Domestic Energy	International Business	Non-Energy
Net sales	1,570.7	323.3	163.5
Procurements	(593.9)	(209.1)	(101.0)
GROSS MARGIN	**976.8**	**114.2**	**62.5**
Net operating expenses	(236.0)	(34.6)	(37.3)
Net personnel expenses	(147.6)	(11.5)	(24.3)
Personnel	(176.5)	(13.3)	(25.2)
In-house work on fixed assets	28.9	1.8	0.9
Net External Services	(88.4)	(23.1)	(13.0)
External services	(119.5)	(25.4)	(12.7)
Other operating revenues	31.1	2.3	(0.3)
Tax	(42.0)	(5.9)	(1.0)
EBITDA	**698.8**	**73.7**	**24.2**
Amortizations and provisions	(195.1)	(27.8)	(2.7)
EBIT / Operating Profit	**503.7**	**45.9**	**21.5**
Financial Result	(67.9)	(30.2)	(4.4)
Companies using equity method	(1.0)	2.8	10.7
Earnings from discontinued operations	1.4		0.2
PROFIT BEFORE TAXES	**436.2**	**18.5**	**28.0**
Corporate tax & minorities	(158.7)	(9.7)	(5.8)
Net Profit	**277.5**	**8.8**	**22.2**



Domestic energy business
Q1 2005
(Unaudited)

Million euros

	GEN.	RENEW.	DISTRIB.	SUPPLY	STRUCT. & SERV.
Net sales	864.5	120.6	339.7	778.1	3.8
Procurements	(316.5)			(768.9)	(8.8)
Emission allowances	(42.1)				
GROSS MARGIN	**506.0**	**120.6**	**339.7**	**9.2**	**(5.0)**
Emission allowances	34.4				
Net operating expenses	(92.0)	(22.1)	(117.6)	(25.9)	31.6
Net personnel expenses	(49.9)	(2.6)	(48.1)	(15.5)	(37.8)
Personnel	(56.3)	(3.8)	(69.1)	(15.6)	(38.4)
In-house work on fixed assets	6.4	1.2	21.0	0.1	0.6
Net External Services	(42.1)	(19.5)	(69.5)	(10.4)	69.4
External services	(59.7)	(20.5)	(101.6)	(20.0)	59.1
Other operating revenues	17.6	1.0	32.1	9.6	10.3
Tax	(15.7)	(1.1)	(21.4)	(6.3)	(0.2)
EBITDA	**432.7**	**97.4**	**200.7**	**(23.0)**	**26.4**
Amortisation, Provisions and Others	(93.8)	(32.9)	(58.9)	(6.5)	(7.7)
EBIT / Operating Profit	**338.9**	**64.5**	**141.8**	**(29.5)**	**18.7**
Financial Result	(26.6)	(11.2)	(16.3)		(26.6)
Companies using equity method	(0.1)		2.0	(0.1)	3.9
Earnings from discontinued operations	0.1		(0.4)		0.6
PROFIT BEFORE TAXES	**312.3**	**53.3**	**127.1**	**(29.6)**	**(3.4)**
Corporate tax & minorities	(109.4)	(18.7)	(40.8)	10.6	(12.9)
NET PROFIT	**202.9**	**34.6**	**86.3**	**(19.0)**	**(16.3)**

Q1 2004

Million euros

	GEN.	RENEW.	DISTRIB.	SUPPLY	STRUCT. & SERV.
Net sales	708.0	86.5	332.4	569.2	(125.3)
Procurements	(184.6)			(529.8)	120.5
GROSS MARGIN	**523.4**	**86.5**	**332.4**	**39.4**	**(4.8)**
Net operating expenses	(92.2)	(12.5)	(123.6)	(21.7)	13.9
Net personnel expenses	(46.6)	(0.2)	(46.6)	(17.0)	(37.2)
Personnel	(52.0)	(3.0)	(66.6)	(17.0)	(37.9)
In-house work on fixed assets	5.4	2.8	20.0		0.7
Net External Services	(45.6)	(12.3)	(77.0)	(4.7)	51.1
External services	(47.8)	(13.4)	(101.2)	(14.6)	57.5
Other operating revenues	2.2	1.1	24.2	9.9	(6.4)
Tax	(15.1)	(0.8)	(20.5)	(5.4)	(0.2)
EBITDA	**416.1**	**73.2**	**188.3**	**12.3**	**8.9**
Amortisation, Provisions and Others	(87.9)	(34.0)	(60.2)	(6.8)	(6.2)
EBIT / Operating Profit	**328.2**	**39.2**	**128.1**	**5.5**	**2.7**
Financial Result	(20.7)	(24.9)	(17.7)	(0.9)	(3.7)
Companies using equity method	(0.4)	(0.1)		(0.1)	(0.5)
Earnings from discontinued operations			0.2		1.3
PROFIT BEFORE TAXES	**307.1**	**14.2**	**110.6**	**4.5**	**(0.2)**
Corporate tax & minorities	(108.2)	(5.4)	(36.5)	(1.4)	(7.1)
NET PROFIT	**198.9**	**8.8**	**74.1**	**3.1**	**(7.3)**



Statement of sources and uses of funds
Q1 2005
(Unaudited)

Million euros

	March 2005	March 2004	Difference
EBIT	**629**	**571**	**58**
Amortisation	228	222	6
Provisions	8	4	4
Provision for the pension funds	2	6	-4
Operating Cash Flow	**867**	**803**	**64**
Interest paid	-189	-167	-22
Interest received	86	69	17
Dividends received from affiliates	10	0	10
Minority interests	4	1	3
Tax	-187	-173	-14
Gross Cash Flow	**591**	**533**	**58**
Dividends paid	-294	-257	-37
Retained Cash Flow	**297**	**276**	**21**
Investments	-420	-455	35
Fixed asset disposals	0	2	-2
Financial asset disposals	0	12	-12
Taxes on investment activities	0	0	0
Pension payments & other	-37	-20	-17
Total Cash Flow Applications	**-457**	**-461**	**4**
Capital subsidies received	10	12	-2
Change in working capital	-323	219	-542
Change in debt	474	-46	520
FX Impact	20	1	19
Change in Gross Debt	**494**	**-45**	**539**


IBERDROLA

Stock market evolution


115
110
105
100
95
31/12/04
10/1/05
20/1/05
30/1/05
9/2/05
19/2/05
1/3/05
11/3/05
21/3/05
31/3/05
Iberdrola
IBEX 35
Stoxx Utilities
Euro Stoxx Utilities

Iberdrola Stock	Q1 2005	Q1 2004
Number of shares outstanding	901,549,181	901,549,181
Closing price for the period	20.18	16.80
Average price over period	19.37	15.96
Average daily volume	8,036,406	6,867,599
Maximum volume (January 5, 2005 / January 30, 2004)	41,408,694	26,304,903
Minimum volume (January 10, 2005 / March 30, 2004)	2,353,394	1,924,829
Dividends paid (€)	0.77	0.68
Interim (January 3, 2005/ January 2, 2004)	0.33	0.29
Additional (payable July 1, 2005 / July 1, 2004)	0.44	0.39
Dividend Yield (Div paid year / closing price of previous year)	4.1%	4.3%

Iberdrola Credit Rating

Agency	Rating	Outlook
Standard & Poors	A+	Stable
Moody´s	A2	Negative
Fitch Ratings	A+	Stable



CNMV: Key Events and Other Communications since January

Event	Registration No.
The Company issues an announcement that it is increasing its interest in Energías de Portugal (EDP) to 5.70%.	54746
The Company publishes information on its results for 2004	55429 / 17805 / 17809
The Company issues an announcement that the Board of Directors has resolved to convene a General Shareholders' Meeting to be held on March 17 and 18, 2005 on first and second call. The agenda is attached	55738
The Company provides the Annual Corporate Governance Report for 2004	55749
The Company provides information on the Regular General Shareholders' Meeting	55834
The Company issues an announcement that, in execution of the resolution of the Board of Directors, during the coming week it is going to provide shares in the Company to its employees as part of their variable compensation packages	17959
The Company informs that the Regular General Shareholders' Meeting held on March 18, 2005, with a favourable vote greater than two thirds of the capital present and represented, approved each of the resolutions included on the agenda	56340
The Company provides information on the investments envisioned in 2005	56507
The Company issues an announcement on changes in the main items of Iberdrola's consolidated Balance Sheet and Income Statement at the end of 2004 as a result of the application of the International Financial Reporting Standards (IFRS).	56610


IBERDROLA

IBERDROLA, S.A.
Investor relations
Phone: 00 34 91 784 2804
Fax: 00 34 91 784 2064
investor.relations@iberdrola.es

QUARTERLY REPORT

NAME:

IBERDROLA, S.A.

[ ]	Credit Institutions..	B
[ ]	Portfolio Companies...	C
[X]	General..	G
[ ]	Insurance Companies...	S

Page Number 1 and 1bis	[X]
Page Number 2	[X]
Page Number 3	[X]
Page Number 4	[X]
Explanatory Annexes..	[ ]

DATE: 21-April-2005

QUARTER: 1st 2005

GENERAL

QUARTERLY ADVANCE OF RESULTS CORRESPONDING TO:

QUARTER FIRST **YEAR** 2005

Name:
IBERDROLA, S.A.

Registered Office:
C/ CARDENAL GARDOQUI, 8 - 48008 BILBAO

Tax Number:
A-48010615

Persons assuming responsibility for this information, indicating rank and powers of attorney by virtue of which they represent the company:

JOSE LUIS SAN PEDRO GUERENABARRENA
Administration, Control and Regulation Manager

By virtue of powers of attorney granted in deed no. 659 executed in Bilbao on 8 March 1994 before the notary Mr. José María Arriola Arana.

Signature:

A) QUARTERLY ADVANCE OF RESULTS

(For the consolidated information, only the applicable column according to current legislation shall be completed).

Unit: Thousand euro		INDIVIDUAL		CONSOLIDATED UNDER SPANISH LAW		CONSOLIDATED ACCORDING TO IFRS	
		Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year
NET TURNOVER (1)	0800	813,691	561,673			2,675,151	2,057,408
PRE-TAX PROFIT / PRE-TAX PROFIT ON CONTINUOUS ACTIVITIES (2)	1040	-81,769	-2,238			538,422	482,656
PROFIT FOR THE YEAR ON CONTINUOUS ACTIVITIES (3)	4700					351,368	309,969
PROFIT FOR THE YEAR (4)	1044	-33,608	3,201			351,368	309,969
Profit attributed to Minority Shareholders / Profit for the year attributed to minority interests	2050					-4,793	-1,353
PROFIT FOR THE YEAR ATTRIBUTED TO THE PARENT COMPANY / PROFIT FOR THE YEAR ATTRIBUTED TO HOLDERS OF INSTRUMENTS IN THE NET WORTH OF THE PARENT COMPANY	2060					346,575	308,616
SUBSCRIBED CAPITAL	0500	2,704,648	2,704,648				
AVERAGE NUMBER OF PERSONS EMPLOYED	3000	2,573	2,625			15,825	15,772

B) EVOLUTION OF BUSINESS

(Although abridged, due to the brief nature of this quarterly report, the information included in this section must allow investors to form an adequate opinion on the activity performed by the company or its group and the results obtained during the period covered by this quarterly report, as well as its financial position and net worth and other essential information regarding its general state of affairs. Finally, a clear distinction should be made between the comments regarding consolidated financial fundamentals and those regarding individual financial fundamentals.)

See annexed sheets

C) BASES OF PRESENTATION AND VALUATION POLICY

(When drawing up the financial and accounting data and information included in this regular public report, the principles, rules of valuation and accounting criteria should be used as stipulated in the current legislation of the sector in which the company operates on compiling financial and accounting information to be included in the annual accounts corresponding to the annual period to which the regular public information submitted. If, by exception, the generally accepted accounting criteria and principles stipulated in the corresponding legislation have not been applied to the data and information attached hereto, this fact and the underlying reason should be stated, indicating the effect that such non-application could have on the net worth, the financial position and the profit/loss of the company or its consolidated group. Furthermore, and with a similar scope, any changes that may have been made since the last preceding audited annual accounts in the accounting principles used in compiling the attached information must be mentioned and explained. If the same accounting policies, criteria and principles have been applied as in the preceding annual accounts, and if the latter were drawn up in accordance with the current accounting legislation applicable to the company, this should be expressly stated. If any adjustments and/or reclassifications were made in the previous period under applicable legislation, owing to changes in accounting policies, correction of errors or changes in the classification of items, this section will include whatever quantitative and qualitative information may be necessary to understand those adjustments and/or reclassifications.)

The financial and accounting information included in this regular public report has been drawn up, as regards the consolidated data, in accordance with the International Financial Reporting Standards (IFRS), considering these to be the standards adopted by the European Commission according to the procedure established in Regulation (EC) No 1606/2002 of the European Parliament and the Council, of 19 July 2002.

The above is applicable to both the information included in the quarterly advance on profits for this year and the comparative information from the previous year.

Consequently, it differs from the information used in the latest consolidated annual accounts, which were prepared according to the prevailing national accounting laws and regulations.

This notwithstanding, the consolidated annual accounts for 2004 included, in Note 29, the reconciliation of the principal items of shareholders' equity under Spanish law and the IFRS, explaining the principal effects of the conversion to the IFRS.

Information set out in thousands of euro.

The average number of persons employed does not include: on an individual level, 100 employees in special employment situations this year and 450 last year; on a consolidated level, it excludes 104 persons employed this year and 527 last year.

The increase in workforce in respect of last year's figures is due to the fact that the consolidated group under the IAS include a number of companies to the consolidated group under the National Chart of Accounts, thus adding to the workforce.

NB: If the space available for the required explanations is insufficient, the company may attach as may supplementary sheets as it may deem necessary.

D) DIVIDENDS DISTRIBUTED DURING THE PERIOD:
(All dividends distributed since the beginning of the financial year must be mentioned).

		% of nominal	Euro per share (x.xx)	Amount (thousand euro)
1. Ordinary Shares	3100	10.87	0.326	293,834
2. Preference Shares	3110			
3. Redeemable Shares	3115			
4. Non-Voting Shares	3120			

Additional information on the distribution of dividends (interim, supplementary, etc.)

An interim dividend was paid on 3 January 2005 against the profits of 2004, at the rate of 0.326 euro per share.

E) SIGNIFICANT EVENTS (*)

		YES	NO
1. Purchases or transfers of shares in the capital of companies listed on the Stock Exchange giving rise to the obligation to report pursuant to the Stock Market Act s. 53 (5% and multiples)	3200		X
2. Purchases of own shares giving rise to the obligation to report pursuant to Supplementary Provision 1 of the Corporations Act (1%)	3210	X	
3. Other significant increases or reductions of fixed assets (stakes of over 10% in unlisted companies, significant investments or divestments, etc.)	3220	X	
4. Increases and reductions of share capital or the value of stocks	3230		X
5. Issues, repayments or cancellations of debenture loans	3240	X	
6. Changes of Directors or the Board of Directors	3250	X	
7. Alterations to the Bylaws	3260		X
8. Conversions, mergers or demergers	3270	X	
9. Changes in the institutional regulations of the sector with a material effect on the economic or financial position of the Company or Group	3280	X	
10. Lawsuits, litigations or contentious proceedings that may significantly affect the financial position of the Company or Group	3290		X
11. Situations of bankruptcy, receivership, etc.	3310		X
12. Special agreements for the limitation, assignment or waiver, in full or in part, of voting and economic rights corresponding to the company's shares	3320		X
13. Strategic agreements with national or international groups (exchange of blocks of shares, etc.)	3330		X
14. Other significant events	3340	X	

(*) Put an "X" in the appropriate box, enclosing, if affirmative, an explanatory annex specifying the date of notice to the National Securities Market Commission and the Stock Exchange Management Company

F) ANNEX EXPLAINING SIGNIFICANT EVENTS

E - 2. Purchases of own shares giving rise to the obligation to report pursuant to Supplementary Provision 1 of the Corporations Act (1%)

On 17 February 2005, the company notified the National Securities Market Commission of the purchase of 13,167,771 own shares (1.46% of the capital).

E - 3. Other significant increases or reductions of fixed assets (stakes of over 10% in unlisted companies, significant investments or divestments in fixed assets, etc.)

Organisation by IBERDROLA, S.A. of the company IBERDROLA FINANZAS, S.A.U., in which IBERDROLA has a direct interest of 100%.

Organisation of the company IBERDROLA SERVICIOS FINANCIEROS, S.A.U., in which IBERDROLA has a direct interest of 1%.

Purchase by IBERDROLA, S.A. of 57.5% of FACTOR ENERGÍA, S.A., giving IBERDROLA a direct interest of 57.5% in that company.

Organisation by IBERDROLA, S.A. and IBERENOVA II (100%-owned by IBERDROLA, S.A.) of the insurance company IBERDROLA RE, S.A., in which IBERDROLA has a direct and indirect interest of 100%.

Sale by IBERDROLA, S.A. to IBERENOVA II (100%-owned by IBERDROLA, S.A.) of Iberdrola Italia, SPA, giving IBERDROLA an indirect interest of 100% in that company.

Capital increase in Hidroeléctrica de San Cipriano de Rueda, S.L., maintaining IBERDROLA's direct interest of 100% in that company.

Purchase by IBERDROLA, S.A. of 2.68% of MEDIA PARK, S.A., bringing IBERDROLA's direct interest in that company to 86.51%.

Organisation by MEDIA PARK, S.A. (86.51%-owned by IBERDROLA, S.A.) of Factoría de Canales, S.A., giving IBERDROLA an indirect interest of 86.51% in that company.

Sale by MEDIA PARK, S.A. (86.51%-owned by IBERDROLA, S.A.) of 49% of its interest in Factoría de Canales, S.A., bringing IBERDROLA's indirect interest in that company to 44.12%.

Subscription on incorporation by Apex 2000, S.A. (100%-owned by IBERDROLA, S.A.) of 60% of Urbanizadora Marina de Cabo Cope, S.L., giving IBERDROLA an indirect interest of 60% in that company.

Purchase by Azertia, S.A. (100%-owned by IBERDROLA, S.A.) of Euroquality, giving IBERDROLA an indirect interest of 100% in that company.

Winding-up and liquidation by Apex 2000, S.A. (100%-owned by IBERDROLA, S.A.) of Nova Cala Villajoyosa, S.A. upon completion of its objects, cancelling IBERDROLA's indirect interest in that company.

Organisation by IBERDROLA, S.A. of Iberdrola Inversiones 2010, S.A.U., in which IBERDROLA has a direct interest of 100%.

NB: If the space available for the required explanations is insufficient, the company may attach as may supplementary sheets as it may deem necessary.

F) ANNEX EXPLAINING SIGNIFICANT EVENTS

Purchase by Biovent Holding (85%-owned by IBERDROLA ENERGIA RENOVABLES, II, in turn 100%-owned by IBERDROLA, S.A.) of 60% of the capital of Vientos de Castilla y León, S.A., giving IBERDROLA an indirect interest of 51% in that company.

Purchase by Molinos de la Rioja (33.33%-owned by IBERDROLA ENERGÍA RENOVABLES DE LA RIOJA, in turn owned by IBERDROLA ENERGÍA RENOVABLES II, 100%-owned by IBERDROLA, S.A.) of 75% of the capital of Molinos de Linares, S.A., giving IBERDROLA an indirect interest of 25% in that company.

Purchase by Biovent Holding (85%-owned by IBERDROLA ENERGIA RENOVABLES, II, in turn 100%-owned by IBERDROLA, S.A.) of 60% of the capital of Eólicas Fuente Isabel, S.A., giving IBERDROLA an indirect interest of 51% in that company.

Puchase by Sistemas Energéticos de Navarra, S.A. (100%-owned by IBERDROLA ENERGIA RENOVABLES, II, in turn 100%-owned by IBERDROLA, S.A.) of 50% of the capital of Sistemas Energéticos Astudillo, S.A., giving IBERDROLA an indirect interest of 100% in that company.

Non-monetary capital increase in Iberdrola Energías Renovables de Aragón, S.A. (100%-owned by IBERDROLA ENERGÍA RENOVABLES II, in turn 100%-owned by IBERDROLA, S.A.). The capital increase is subscribed by S.E. de Navarra, which conributes 50% of the companies S.E. Fuendetodos and S.E. Entredicho. Following this operation, S.E. de Navarra holds 99.79% of Iberdrola Energías Renovables de Aragón, S.A. and IBERENOVA II holds 0.21%, maintaining IBERDROLA's indirect interest in that company unchanged.

Non-monetary capital increase in Iberdrola Energías Renovables de Galicia, S.A. (100%-owned by IBERDROLA ENERGÍA RENOVABLES II, in turn 100%-owned by IBERDROLA, S.A.). The capital increase is subscribed by S.E. de Navarra, which conributes 50% of the companies S.E. Serra de Meira and S.E. Goia Peñote. Following this operation, S.E. de Navarra holds 96.24% of Iberdrola Energías Renovables de Galicia, S.A. and IBERENOVA II holds 3.76%, maintaining IBERDROLA's indirect interest in that company unchanged.

Capital increases, throughout the first quarter of 2005, in Enerbrasil, S.A., 100%-owned by IBERDROLA ENERGÍA RENOVABLES II (100%-owned by IBERDROLA, S.A.). Following this operation the indirect interest of IBERDROLA, S.A. in that company remains unchanged.

Purchase by Biovent Holding (85%-owned by IBERDROLA ENERGIA RENOVABLES, II, in turn 100%-owned by IBERDROLA, S.A.) of 60% of the capital of Energía Global Castellana, S.A., giving IBERDROLA an indirect interest of 51% in that company.

Purchase by IBERENOVA II (100%-owned by IBERDROLA, S.A.) of Alnery No. 2485 Limited, giving IBERDROLA an indirect interest of 100% in that company.

Purchase by IBERENOVA II (100%-owned by IBERDROLA, S.A.) of 0.999% of the capital of Metal Industry of Arcadia C. ROKAS, bringing IBERDROLA's indirect interest in that company to 21.999%.

Non-monetary capital increase in Iberenova Promociones, S.A. (100%-owned by IBERDROLA ENERGÍA RENOVABLES II, in turn 100%-owned by IBERDROLA, S.A.). The capital increase is subscribed by S.E. de Navarra, which conributes 50% of the companies S.E. de Teruelo and S.E. Astudillo. Following this operation, S.E. de Navarra holds 29.54% of Iberenova Promociones, S.A. and IBERENOVA II holds 70.46%, maintaining IBERDROLA's indirect interest in that company unchanged.

NB: If the space available for the required explanations is insufficient, the company may attach as may supplementary sheets as it may deem necessary.

F) ANNEX EXPLAINING SIGNIFICANT EVENTS

Purchase through Navega.COM (55%-owned by Deca II, in turn 49.01%-owned by IBERDROLA ENERGÍA, S.A., 100%-owned by IBERDROLA, S.A.) of 51% of the Honduras company Metrored, S.A., giving IBERDROLA an indirect interest of 13.75% in that company.

E - 5. Issues, repayments or cancellations of debenture loans

ISSUE	DATE	REDEMPTION DATE	NOMINAL AMOUNT REDEEMED (€)	
ID. May 57	31.05.57	01.01.05	87,145.00	(D)
ID. Apr 58	20.04.58	01.01.05	81,736.00	(D)
HE Feb 65 "23"	05.02.65	05.02.05	559,320.65	(R)

(D): Draw
(R): Remainder (final redemption)

E - 6. Changes of directors or the board of directors

The resolutions adopted at the General Meeting held on 18 March 2005 included the following:

RESOLUTION EIGHT
(Item Eight on the Agenda)

- Ratification of Director appointed by cooptation

  "To ratify, in pursuance of s. 138 of the Consolidation of the Corporations Act and Art. 48.3 of the Bylaws, the appointment by the Board on 26 May 2004 of Sebastián Battaner Arias as Director, which appointment was made through the resolution reading literally as follows, which is fully ratified by the General Meeting ..."

RESOLUTION NINE
(Item Nine on the Agenda)

- Partial re-election of Directors

  "The General Meeting of Shareholders, upon recommendation by the Board and in view of the favourable report by the Nomination and Remueration Committee, in accordance with Article 45 of the Bylaws and Article 15 of the Regulations of said Committee, adopted the following resolutions:

  a) To re-elect the Vice-Chairman and Chief Executive Officer, JOSÉ IGNACIO SÁNCHEZ GALÁN -of full age, married, with Spanish nationality and business address for this purpose at calle Tomás Redondo no. 1, Madrid, with tax number [...]-, for the maximum legal and statutory term of five years, pursuant to s. 126 of the Corporations Act and Art. 48.1 of the Bylaws.

  b) To re-elect the Director VÍCTOR DE URRUTIA VALLEJO -of full age, married, with Spanish nationality and business address for this purpose at calle Cardenal Gardoqui no. 8, Bilbao, with tax number [...]-, for the maximum legal and statutory term of five years, pursuant to s. 126 of the Corporations Act and Art. 48.1 of the Bylaws.

  c) To re-elect the Director RICARDO ÁLVAREZ ISASI -of full age, married, with Spanish nationality and business address for this purpose at calle Cardenal Gardoqui no. 8, Bilbao, with tax

NB: If the space available for the required explanations is insufficient, the company may attach as may supplementary sheets as it may deem necessary.

number [...]-, for the maximum legal and statutory term of five years, pursuant to s. 126 of the Corporations Act and Art. 48.1 of the Bylaws.

d) To re-elect the Director JOSÉ IGNACIO BERROETA ECHEVARRÍA -of full age, married, with Spanish nationality and business address for this purpose at calle Cardenal Gardoqui no. 8, Bilbao, with tax number [...]-, for the maximum legal and statutory term of five years, pursuant to s. 126 of the Corporations Act and Art. 48.1 of the Bylaws.

e) To re-elect the Director JUAN LUIS ARREGUI CIÁRSOLO -of full age, divorced, with Spanish nationality and business address for this purpose at calle Cardenal Gardoqui no. 8, Bilbao, with tax number [...]-, for the maximum legal and statutory term of five years, pursuant to s. 126 of the Corporations Act and Art. 48.1 of the Bylaws.

f) To re-elect the Director JULIO DE MIGUEL AYNAT -of full age, married, with Spanish nationality and business address for this purpose at calle Tomás Redondo no. 1, Madrid, with tax number [...]-, for the maximum legal and statutory term of five years, pursuant to s. 126 of the Corporations Act and Art. 48.1 of the Bylaws.

g) To re-elect the Director SEBASTIÁN BATTANER ARIAS -of full age, married, with Spanish nationality and business address for this purpose at calle Arco no. 7, Salamanca, with tax number [...]-, for the maximum legal and statutory term of five years, pursuant to s. 126 of the Corporations Act and Art. 48.1 of the Bylaws.

The re-elected Directors, who were present at the meeting, all expressly accepted their appointments, declaring that they were not affected by any incompatibility for performing the corresponding duties established in current legislation.

It is expressly put on record, pursuant to Article 146 of the Trade Registry Regulations and Article 38.3 of the company's Bylaws, that on being re-elected Directors, they will continue to hold the positions they hitherto held on the Board."

E - 8. Conversions, mergers or demergers

- Change of name and registered office of Auder Auditores Energéticos, S.L. to Iberdrola II Comercializaçao de Energia Uniperssoal, LDA.

E - 9. Changes in the institutional regulations of the sector with a material effect on the economic or financial position of the company or group

The following legislation published up to 31 March 2005 could be important for the electricity and gas sectors:

ELECTRICITY SECTOR

- ACT 1/2005, of 9 March, regulating greenhouse gas emissions trading.

  This Act implements Directive 2003/87/EC of the European Parliament and of the Council of 13 October 2003, which establishes a system for greenhouse gas emissions allowance trading within the Community and amends Directive 96/61/EC.

NB: If the space available for the required explanations is insufficient, the company may attach as may supplementary sheets as it may deem necessary.

F) ANNEX EXPLAINING SIGNIFICANT EVENTS

The system established in the Directive is based on one of the market instruments contemplated in the Kyoto Protocol, emissions trading, which, together with those based on projects for investment in clean technology in third countries (clean development and joint action), form the so-called flexibility mechanisms of the Kyoto Protocol.

The Act contains the general provisions for emissions trading, which will initially be applicable to carbon dioxide emissions produced by installations engaged in the activities listed in Schedule I and exceed the capacity thresholds indicated therein.

The Act also regulates the authorisation of greenhouse gas emissions and the rules applicable to authorisations for the grouping of installations of any one activity, as well as the nature and contents of the National Emissions Allowance Allocation Plan (PNA) and the procedure for its approval.

It further sets out the rules regulating emission allowances, which are subjective, transferable, entitling the holder to emit one tonne equivalent of carbon dioxide from an installation falling within the scope of application of this Act. It is only valid for each one of the periods of validity of the PNA.

The Act goes on to regulate the reporting obligations of the owner of the facility, the National Register of Emission Allowances, in which all issuance, title, transfer, delivery, withdrawal and cancellation of allowances must be recorded, and the disciplinary rules.

Finally, the Act incorporates the amendment of the Integral Pollution Prevention and Control Act 16/2002 of 1 July, required by Directive 2003/87/EC, designed to eliminate the imposing of own emission limits of the integral environmental authorisation, insofar as they refer to CO_2 emissions.

- RESOLUTION of 26 January 2005, of the Under Secretary, ordering publication of the Resolution adopted by the Council of Ministers on 12 January 2005, approving the individual allocation of emission allowances to the installations included within the scope of application of Royal Decree Law 5/2004 of 27 August, regulating greenhouse gas emissions allowance trading.

  The list of proposed individual allocations of allowances to the applicant facilities was published on 26 November 2004, establishing a deadline for submitting pleadings.

  In general, the pleadings have been considered positive, since they contributed interesting comments for improving the allocations initially proposed.

  In accordance with Art. 19.4 of Royal Decree-Law 5/2004 regulating greenhouse gas emissions allowance trading, this Resolution approved the individualised allocation of emissions allowances for the period 2005-2007 as set out in the corresponding Schedule.

- ROYAL DECREE LAW 5/2005 of 11 March, of urgent reforms to stimulate productivity and improve public contracting (also contemplated in the gas sector).

  This Royal Decree contemplates solely and exclusively those measures whose effectiveness is really urgent, excluding any orders or measures that are to be regulated through Bills, thus respecting the legitimate rights of Parliament.

  These measures form part of the Plan for Revitalizing the Economy and Boosting Productivity, for which there are also three Bills and one Resolution of the Council of Ministers, which was passed on 25 February.

  It establishes reforms in four markets or sectors: financial, energy, greenhouse gas emissions market and Public Administration.

  With regard to energy markets, the classification of principal operators is modified, considering them to be those holding the five largest shares of the market or sector in the areas of energy and telecommunications. The transmission enterprises Red Eléctrica de España (REE), Enagas and

NB: If the space available for the required explanations is insufficient, the company may attach as may supplementary sheets as it may deem necessary.

F) ANNEX EXPLAINING SIGNIFICANT EVENTS

Corporación Logística de Hidrocarburos (CLH) are struck off this list, as their activity is not open to competition.

The scope of the principal operators is extended to the Iberian Electricity Market (MIBEL), maintaining that no individual or entity holding a stake equal to or greater than 3% of the capital or voting rights of two principal operators in the same market or sector may exercise in more than one of those operators the voting rights corresponding to that excess stake.

A new classification of controlling operators is created, consisting of those holding a market share of over 10%. This new name only affects the regulation of the energy sector and is intended to foster competition and control restrictive trading practices on those markets. By way of example, the companies included in this group are forbidden to import energy.

A number of obligations are established in the electricity sector regarding reporting on market price formation, to achieve greater information transparency, and the start-up of the Iberian Electricity Market (MIBEL) is approved, making it possible for all players, including distributors, to buy and sell on the daily market, and permits all players to make and enter into all kinds of contracts, including bilateral contracts.

Stakes in Red Eléctrica de España are limited, such that no person or entity may hold a direct or indirect interest in this company in excess of 1% of the capital or voting rights. This limit is not applicable to Sociedad Estatal de Participaciones Industriales (SEPI), the state-owned industrial holdings company, which will have an interest of no less than 10%. This reduction must be made before 1 January 2008.

It is also established that the stranded costs (costs of transition to competition - CTC) corresponding to 2004 will be settled in 2006, by which time a diagnosis may be available, through the White Paper on Energy, before such settlement is made.

In nuclear energy, the sums assigned for costing the handling of radioactive waste, used fuel and dismantling and closing facilities will be financed by the owners of the nuclear plants as from 31 March 2005.

As regards the emissions trading market, the provisions of Article 1 of the Decision of the European Commission of 27 December concerning the Spanish National Emissions Allowance Allocation Plan (PNA) are implemented, increasing the quantity of allowances available, specifying the allocations for facilities that had not received any assignment, and avoiding problems of competition on the Community market, since the later those allocations are known, the smaller the chances they would have to plan their investments and achieve competitive prices.

- RESOLUTION of 4 November 2004 by the National Energy Commission, establishing and publishing, pursuant to Article 34 of Royal Decree-Law 6/2000 of 23 June, the lists of principal operators on the electricity, liquid hydrocarbon and gaseous hydrocarbon energy markets.

  This Resolution also affects the gas sector, hence it is not mentioned in the corresponding section of this report.

  The list of principal operators contemplates the structure of groups of companies existing when it is drawn up, no material changes having occurred within the electricity esctor.

  In the gaseous hydrocarbons sector, the "SHELL Spain Group" has disappeared from the list and been replaced by the "Iberdrola Group", in fourth place, relegating the "BP Spain Group" to fifth position.

- RESOLUTION of 11 February 2005, by the Secretariat General for Energy, approving a set of technical and instrumental procedures required for the adequate technical management of the Electricity System.

NB: If the space available for the required explanations is insufficient, the company may attach as may supplementary sheets as it may deem necessary.

F) ANNEX EXPLAINING SIGNIFICANT EVENTS

A set of procedures, annexed to the Resolution, is approved for operation of the system, as follows:

- P.O.12.1 Applications for access to connect new facilities to the transmission network
- P.O.12.2 Facilities connected to the transmission network: minimum requirements for design, equipment, functioning, safety and commissioning.
- P.O.12.3 Facilities of the transmission network: design criteria, minimum requirements, inspection of equipment and start-up.

They refer on the whole to information to be included in the applications for access to the transmission network, for: new generators under the ordinary regime, new generators under the special regime with combustion process, wind farms, distribution network facilities, railway infrastructure feeder facilities, etc.

P.O.12.2 contains a definition of the voltage gaps (three-phase, two-phase or single-phase) associated with correctly cleared short circuits, which generation plant should bear without disconnection at the point of connection to the transmission network.

Other provisions of lesser interest are:

- CORRECTION of errors in Royal Decree 2392/2004 of 30 December establishing the electricity tariff for 2005.

  Errors detected in certain figures published in the schedules, references to numbers of articles in earlier legislation, etc. are corrected.

- INSTRUMENT of Ratification of the Kyoto Protocol to the United Nations Framework Convention on Climate Change, made in Kyoto on 11 December 1997.

  After consideration and examination of the Preamble, the twenty-eight articles and two schedules of the Protocol and granting by Parliament of the authorisation contemplated in Art. 94.1 of the Constitution, this instrument approves and ratifies the contents thereof, promising the Head of State compliance, respect and ensurance of compliance and respect in its entirety.

GAS SECTOR

- ORDER ITC/102/2005, of 28 January, establishing the remuneration of the regulated activities of the gas sector.

  It establishes the remuneration of the regulated activities in the gas sector for 2005, namely transmission, distribution, tariff purchases and tariff supplies, based on the system of remuneration established in February 2002.

  Slight modifications are made in respect of the remuneration of capacity increases and the criteria for allotting specific distribution remuneration.

  It also includes an order for the National Energy Commission to propose, within 9 months, a review of the standard unit values applicable to new regasification, storage and transport facilities granted directly.

NB: If the space available for the required explanations is insufficient, the company may attach as may supplementary sheets as it may deem necessary.

F) ANNEX EXPLAINING SIGNIFICANT EVENTS

- ORDER ITC/104/2005 of 28 January, establishing the tariffs for natural gas and piped manufactured gas, meter rental and connection fees for consumers connected to networks with a supply pressure equal to or less than 4 bar.

  It explains the method for calculating the cost of the raw material, transfer price and tariffs for 2005, which will be established on a quarterly basis, depending on the variation in prices of different oil products and the Euro-Dollar exchange rate.

  It also establishes the values of the tariffs applicable as from Tuesday, 1 February 2005 and the value of the cost of raw material included in them (1.2661 €c/kWh). The variation in the different tariffs is applied differently depending on the weight of the cost of the raw material and the cost of the regulated activities: Group 1 (+0.64%), Group 2 (+0.57%), Group 3 (+0.14%) and Group 4 (+0.59%).

- ORDER ITC/103/2005 of 28 January, establishing the tolls and royalties chargeable for access by third parties to gas installations.

  The tolls established in Order ECO/32/2004 are kept in force.

  A new toll is created for the transshipment of LNG between carriers and the loading of LNG from regasification terminal to carrier.

  The threshold above which it is compulsory to have telemetering for customers with consumptions upwards of 5 GWh a year (affects groups 2.3 and 2.4) are lowered, granting a period of 9 months to install it.

- ROYAL DECREE-LAW 5/2005 of 11 March, on urgent reforms to stimulate productivity and improve public contracting.

  This grants monopoly status to gas distribution, so that new authorisations may not be granted in an area in which a distributor is already operating. For areas in which there is no authorised distributor, authorisation will continue to be awarded through tendering.

  It establishes limits on tariff contracting for consumers who have already exercised their right to choose their supplier. In particular, customers with an annual consumption of over 100 GWh are required to remain on the deregulated market for 3 years and prior notice of 6 months is stipulated for clients connected to networks of P>4 bar. The same 6 months' notice is stipulated for new tariff supplies, fixed for annual consumptions of more than 100 GWh or interruptible for annual consumptions of more than 50 GWh.

  Occasionally and by exception, new facilities or large extensions which, by virtue of their characteristics, so require are exempted from inclusion in the third-party access system. This exception goes hand in hand with non-inclusion in the remuneration system.

E - 14. Other significant events

On 5 January 2005, the National Securities Market Commission was notified of the following significant event:

Iberdrola raises its stake in Capital de Energias de Portugal (EDP) to 5.70%.

NB: If the space available for the required explanations is insufficient, the company may attach as may supplementary sheets as it may deem necessary.

F) ANNEX EXPLAINING SIGNIFICANT EVENTS

On 10 February 2005, the National Securities Market Commission was notified of the following significant event:

The company reports on its second half 2004 earnings.

On 10 February 2005, the National Securities Market Commission was sent the following notification:

The company remits a presentation on its second half 2004 earnings.

On 23 February 2005, the National Securities Market Commission was notified of the following significant event:

You are hereby advised that the Board of Directors of the company has resolved to call the AGM for 17 and 18 March 2005 on first and second calls. The agenda is enclosed.

On 24 February 2005, the National Securities Market Commission was notified of the following significant event:

The company remits its Annual Report on Corporate Governance for 2004.

On 28 February 2005, the National Securities Market Commission was notified of the following significant event:

Further to our notification of 23 inst., please find enclosed copies of the documents relating to the AGM, which are made available to shareholders as of 28 February on its web site and at its registered office, as indicated in the notice of call. The Commission has already received the Report on Corporate Governance.

On 2 March 2005, the National Securities Market Commission was sent the following notification:

Please be advised that in fulfilment of the resolution adopted by the Board, this company will next week deliver company shares to its employees as part of their variable remuneration.

On 21 March 2005, the National Securities Market Commission was notified of the following significant event:

Please be advised that the AGM held on 18 March passed, with votes in favour of more than two-thirds of the capital present and represented, each and all of the resolutions included on the Agenda, of which you were notified on 23 February., the corresponding documents (made available to the shareholders) having been sent to you on 25 inst.

NB: If the space available for the required explanations is insufficient, the company may attach as may supplementary sheets as it may deem necessary.



IBE-WATCH

investor.relations@iberdrola.es T: + 34 91 784 28 04 F: + 34 91 784 20 64

UPCOMING EVENTS

NINE MONTHS RESULTS 2005: OCTOBER 20th, 2005
Details will be provided soon

IBERDROLA's Net Electricity Production (provisional) (*)

	July - September 2005			Year 2005		
SPAIN	GWh	% Peso	Vs 2004	GWh	% Peso	Vs 2004
Hydro	1,479	9.4%	-38.4%	5,945	12.8%	-46.8%
Nuclear	5,565	35.4%	-19.8%	16,359	35.2%	-18.3%
Coal	1,848	11.8%	-3.5%	5,094	10.9%	-3.8%
Fuel-Oil	984	6.3%	-15.8%	2,855	6.1%	58.6%
Combined Cycle	4,104	26.1%	72.7%	10,351	22.2%	71.3%
Cogeneration	329	2.1%	0.9%	1,053	2.3%	1.3%
Renewables	1,403	8.9%	30.0%	4,873	10.5%	28.0%
Wind	1,267		31.6%	4,419		32.1%
TOTAL	15,712	100.0%	-3.0%	46,530	100.0%	-5.4%
Demand	23,284		1.8%	71,652		+4.6%
Hydro Reservoir levels at 09.30.05				30.3% (3,420 GWh)		

LATAM	GWh	% Peso	Vs 2004	GWh	% Peso	Vs 2004
Hydro	368	6.8%	-10.5%	842	5.7%	-25.4%
Combined Cycle	5,008	92.0%	60.8%	13,523	92.3%	32.5%
Cogeneration	68	1.2%	-31.3%	288	2.0%	-0.3%
TOTAL	5,444	100.0%	50.2%	14,653	100.0%	26.1%
Demand (managed)	6,536		8.6%	19,720		7.8%

GROUP	GWh		Vs 2004	GWh		Vs 2004
TOTAL NET PRODUCTION	21,156		6.7%	61,183		0.6%
TOTAL DEMAND	29,820		3.2%	91,372		5.2%

(*)Production acorded to the consolidation method used

Spanish Energy Balance (Provisional. Source: Red Eléctrica de España, S.A.)

	July - September 2005		Year 20055	
	GWh	Vs 2004	GWh	Vs 2004
Hydro	3,822	-31.0%	15,219	-35.9%
Nuclear	14,181	-13.1%	41,360	-14.3%
Coal	19,007	-6.1%	57,102	1.1%
Fuel-Oil	2,406	-18.7%	8,177	40.4%
Combined Cycle	14,077	72.5%	35,991	76.9%
GROSS PRODUCTION O. Regime	53,493	0.5%	157,848	2.1%
Own consumption	-2,548	8.9%	-7,246	12.4%
Special Regime	11,789	18.8%	38,640	15.9%
NET PRODUCTION	62,734	3.2%	189,242	4.2%
Pumping consumption	-1,720	45.4%	-4,820	43.9%
International Exchanges	-680	N/A	307	N/A
DEMAND IN TRANSMISSION	60,333	2.5%	184,728	5.3%

Wholesale Market data

	July – Sept. 05	Year 2005
Daily Market average price (€ / MWh)	59.74	54.57
Total Markets average price (€ / MWh)	63.35	57.34
Iberdrola's market share	28.0%	27.2%

Investor Relations Tomás Redondo, 1 28033 Madrid



IBE-WATCH

investor.relations@iberdrola.es T: + 34 91 784 28 04 F: + 34 91 784 20 64

Stock Market

	Iberdrola	Ibex 35	EuroStoxx Utilities
July - September 2005			
Max (Date)	23.34 (09/28/05)	10,813.9 (09/30/05)	361.39 (09/28/05)
Min (Date)	20.54 (08/30/05)	9,644.40 (07/07/05)	330.75 (07/07/05)
Quartely Change	6.55%	10.54%	6.51%
Year 2005			
Max (Date)	23.34 (09/28/05)	10,813.9 (09/30/05)	361.39 (09/28/05)
Min (Date)	18.4 (01/05/05)	8,945.7 (01/12/05)	298.80 (01/13/05)
Yearly Change	24.33 %	19.09 %	19.50 %

Iberdrola, Ibex35 & EuroStoxx Utilities in 2005
(January 1- September 30)


130
125
120
115
110
105
100
95
Iberdrola
IBEX 35
EUROSTOXX Utilities

Ratios	
Market Capitalization (09/30/05)	20,961
P/E (price at 06/30/05 / EPS 04)	17.4
P/BV (price at 06/30/05 / Equity 04)	2.4

Dividend Information	
Gross Interim (01/03/05)	0.326
Gross Final (07/01/05)	0.442
Dividend Yield (Div. paid / Close price 04)	4.11%



IBE-WATCH

investor.relations@iberdrola.es T: + 34 91 784 28 04 F: + 34 91 784 20 64

Financials

	First Half 2005	
	Euro MM	Vs. June 2004 (%)
Gross Margin	2,302.7	+2.7
EBITDA	1,596.4	+9.3
EBIT	1,111.5	+10.2
Profit before taxes	966.0	+10.4
Net profit	653.0	+12.5

	Euro MM	Vs. June 2004
Total Assets	28,872	+2,713
Equity	9,114	+486
Net Debt	11,133	+448
Capex	993	+29

	S1 2005	S1 2004
EPS	0.72	0.64
CFPS	1.2	1.1
Gearing	55.0%	55.3%

	Rating	Perspectiva
S&P	A+	Estable
Moody's	A2	Negativa
Fitch	A+	Estable

Sustainability

	Rating / Situation
Sustainability	
Dow Jones Sustainability World Index 05 / 06	77 points / Worldwide Utilities Top 3 Leadership Group
Dow Jones Sustainability Stoxx Index 05 / 06	77 points / European Utilities Top 3 Leadership Group
OEKOM	B- / Worldwide Utilities Top 3 Leadership Group
Corporate Reputation	
MERCO 2005	Public Services Industry Leader
Corporate Governance	
FTSE ISS Corporate Governance Index	Iberdrola has been included in the index

Investor Relations Team

Ignacio Cuenca
Juan Pardo de Santayana
Juan José Zúñiga
Carmen Domínguez

Investor Relations Tomás Redondo, 1 28033 Madrid


IBERDROLA

Nine months results 2005

Quarterly report



NET PROFIT UP 12.6% TO 984 MILLION EUROS

Investments carried out in Spain and Latin America, growth drivers

- Combined cycle production in Spain is up 71%.
- Wind-farm production is up 32%.
- The production of Mexico and Brazil is up 26% vs. 2004.
- The capacity brought into service by Iberdrola over the last 12 months has totalled 2,890 Mw (79% in Spain).
- The combined cycle building programme target (4,000 MW) in Spain, initially set for 2006, has been already achieved.

EBITDA is up 10.7% to 2,393 million euros

- EBIT is up 12.1% to 1,644 million euros.

Renewables and International, growth drivers

- Renewables and International represent 27% of EBITDA
  - EBITDA in the Renewable Energies Business totalled 288 million euros (+60.1%)
  - In the International Business, EBITDA rose 56.8% to 371 million euros.

New National Plan for Renewable Energies

- The installed capacity target for wind energy in 2010 (20,000 MW) reinforces the leadership of Iberdrola while increasing the value of its pipeline.

Agreement with Gas Natural*

- If it is implemented, the agreement improves competition and transparency for the benefit of consumers.
- The procedure designed ("up-front buyer") along with the assets valuation by independent experts, guarantees that a market price will be set while optimizing the balance between the public and private interests.
- The agreement is coherent with the Strategy of the Company, consolidates its project in Spain, increases its international presence and allows Iberdrola to enter in new regulated businesses.

** LEGAL NOTE: All and each statement contained in this document referring to the agreement with Gas Natural are subject not only to the condition of the success of the Gas Natural bid, but also to those coming from the necessary administrative approvals that is, the Eleventh Additional Disposition from the Hydrocarbons Sector Act (Ley 34/1998 del Sector de Hidrocarburos); the applicable merger control regulation, and the Spanish Golden Share Act (Ley 5/1995 de Enajenacion de Participaciones Publicas en determinadas empresas).*



Basic figures for the businesses

Operating Data		9M 2005	9M 2004	%
Installed capacity	**MW**	**27,270**	**24,381**	**11.8**
Gas combined cycle	MW	6,884	4,783	43.9
Renewable energy	MW	3,304	2,777	19.0
Hydroelectric	MW	9,126	9,068	0.6
Nuclear	MW	3,335	3,329	0.2
Fuel-oil	MW	2,889	2,888	0.0
Coal	MW	1,247	1,247	-
Cogeneration	MW	485	289	67.8
Net production	**GWh**	**61,183**	**60,803**	**0.6**
Gas combined cycle	GWh	23,874	16,246	47.0
Renewable energy	GWh	4,873	3,806	28.0
Wind energy	GWh	4,419	3,346	32.1
Hydroelectric	GWh	6,787	12,304	-44.8
Nuclear	GWh	16,359	20,023	-18.3
Fuel-oil	GWh	2,855	1,800	58.6
Coal	GWh	5,094	5,296	-3.8
Cogeneration	GWh	1,341	1,328	1.0
Energy distributed	**GWh**	**91,372**	**86,818**	**5.2**
Customers	**No. (mil.)**	**17.5**	**17.1**	**2.3**
Workforce	**No.**	**11,205**	**11,488**	**-2.5**



Operating Data		9M 2005	9M 2004	%
Spain				
Installed capacity	**MW**	**23,981**	**21,691**	**10.6**
Gas combined cycle	MW	4,000	2,400	66.7
Renewable energy	MW	3,304	2,777	19.0
Hydroelectric	MW	8,819	8,761	0.7
Nuclear	MW	3,335	3,329	0.2
Fuel-oil	MW	2,889	2,888	0.0
Coal	MW	1,247	1,247	-
Cogeneration	MW	387	289	33.9
Net production	**GWh**	**46,530**	**49,181**	**-5.4**
Gas combined cycle	GWh	10,351	6,042	71.3
Renewable energy	GWh	4,873	3,806	28.0
Wind energy	GWh	4,419	3,346	32.1
Hydroelectric	GWh	5,945	11,175	-46.8
Nuclear	GWh	16,359	20,023	-18.3
Fuel-oil	GWh	2,855	1,800	58.6
Coal	GWh	5,094	5,296	-3.8
Cogeneration	GWh	1,053	1,039	1.3
Energy distributed	**GWh**	**71,652**	**68,528**	**4.6**
Tariff	GWh	42,275	42,662	-0.9
Commercial	GWh	29,377	25,866	13.6
Gas supplies	**GWh**	**38,235**	**23,720**	**61.2**
Customers	GWh	16,171	12,430	30.1
Gas combined cycle	GWh	22,064	11,290	95.4
Customers	**No. (mil.)**	**9.7**	**9.5**	**2.1**
Gas market share (total)	**%**	**13.8%**	**10.3%**	**34.0**
Workforce (parent company)	**No.**	**8,344**	**8,593**	**-2.9**
Latin America				
Installed capacity	**MW**	**3,289**	**2,690**	**22.3**
Gas combined cycle	MW	2,897	2,383	21.6
Hydroelectric	MW	299	307	N/A
Cogeneration	MW	93	0	N/A
Production	**GWh**	**14,653**	**11,622**	**26.1**
Gas combined cycle	GWh	13,523	10,204	32.5
Hydroelectric	GWh	842	1,129	-25.4
Cogeneration	GWh	288	289	-0.3
Energy distributed (under management)	**GWh**	**19,720**	**18,290**	**7.8**
Customers (managed)	**No. (mil.)**	**7.8**	**7.6**	**2.6**
Workforce	**No.**	**2,861**	**2,895**	**-1.1**

Note: Installed Capacity, Production data and workforce in accordance with the consolidation method use.



Market data		9M 2005	9M 2004
Market capitalisation (30.9.05)	Million €	20,961	15,056
Earnings per share (9 months)	€	1.09	0.97
Net operating cash flow per share (9 months)	€	1.85	1.61
PER	Times	15.8	12.8
Price/Book Value (Capitalisation to NBV at end of period)	Times	2.2	1.6

Economic/financial data

Income Statement		9M 2005	9M 2004
Net Sales	Million €	8,442.7	6,366.1
EBITDA	Million €	2,393.2	2,162.1
EBIT	Million €	1,643.7	1,466.3
Net Profit	Million €	984.0	873.7

Balance sheet		9M 2005	December 2004
Total assets	Million €	28,958	26,324
Shareholders' Equity	Million €	9,463	8,628
Net financial debt	Million €	12,325	10,673
ROE	%	15.4%	14.7%
Financial Leverage (Net Debt/Net Debt+Share. Eq.)	%	56.6%	55.3%
Debt / equity ratio	Times	1.30	1.24

Operating highlights

- On 5 September of this year, IBERDROLA entered into an agreement with Gas Natural to acquire certain assets subject to the success of its public offer to acquire Endesa and to approval by the relevant authorities. It provides for the purchase and sale of regulated assets as the Balearic Islands and gas supply points, and other non regulated assets of electricity generation as well as assets in other countries.

- On 26 August, the Government approved the New National Renewables Plan 2005-2010. This Plan increases notably the target for wind energy to 20,000 MW in 2010 from 13,000 MW in 2011. This involves major support to IBERDROLA's strategy, to which it firmly committed in its Strategic Plan for developing wind energy.

- The challenging conditions in 2005 in Spain remained in force during the first nine months of the year, with a drop in hydroelectric production of 46.8% combined with an 18.3% reduction in nuclear production after the Vandellós II and Cofrentes plants were shut down for technical reasons, in addition to high fuel prices. Nevertheless, major investments in combined cycles and renewables, whose total production has increased 43%, have kept total Group production stable, rising to 61,183 GWh (+ 0.6%):

    - It is worth highlighting the growing contribution of combined cycles to Iberdrola's Spanish generation mix in 2005. In the first quarter, combined cycles accounted for 17.1% of production, 20.3% in the first half of the year, and rising to 22.2% in the first nine months of the year, with growth of 71.3%.
    - In addition, renewable energies contributed 10.5% to the Spanish production mix, just behind the 12.8% contribution of hydroelectric energy in a dry year like 2005, with significant growth of 32.1% in the production of wind energy. The special regime, including cogeneration (2.3%), contributed 12.8% to the Spanish mix.

- This entire environment has developed with a 4.6% electricity demand growth for IBERDROLA electricity in Spain to 71,652 GWh, which has been covered improving the quality of service. IBERDROLA's ICEIT (Installed Capacity Equivalent Interruption Time) came to 1.26 hours in the first nine months of the year, less than the 1.43 hours for the same period in 2004 and the 1.68 hours for the same period in 2003. IBERDROLA's high level of quality of service was achieved in a period in which the company set four consumption records.

- Operating Profit improved significantly, both in gross terms (EBITDA +10.7%) and in net terms (EBIT +12.1%), with a moderate evolution of the Net Operating Expenses in line with the evolution of the Gross Margin.

- The Renewable and International Businesses, both with strong increases in Operating Profit, are once again the main growth drivers of the Group:

    - Renewables: EBITDA grew by 60.1% to 287.8 million euros, driven by a 32.1% increase in wind energy production and an increase in its contribution to margins from the third quarter of this financial year, in which 94% of the farms are already in the market participation regime, reflecting the current situation in pool prices.
    - International: EBITDA up 56.8% to over 371 million euros thanks primarily to the good development of businesses in Mexico and Brazil, with increases in production due to the new capacity added (La Laguna and Termopernambuco plants) and improvements in performance and efficiency of the



generation plants and the positive impact of tariff increases in distribution. Also, it is worth mentioning the positive evolution of the real/euro exchange rate over the period.

- Net Profit rose to 984.0 million euros (+12.6%).

Agreement with Gas Natural for the future purchase of assets of the company resulting from the takeover bid for Endesa presented by Gas Natural

On 5 September of this year, IBERDROLA and Gas Natural SDG entered into an agreement for the purchase and sale of certain assets of the company resulting from the takeover of Endesa by the gas company. This agreement is subject to the success of Gas Natural's public offer to acquire Endesa and, consequently, is subject to approval by the relevant authorities. Furthermore, the acquisition of assets by IBERDROLA will also require its approval by the corresponding authorities.

The method established to assess the value of these assets ensures that the price will be determined through an objective and transparent process and at market prices. IBERDROLA and Gas Natural will select two leading international investment banks, one chosen by each party, which will perform the valuation. If the difference between both valuations is less than 10%, the final price will be the average of both. If the difference between the prices they establish exceeds 10%, a third bank will act as arbiter. This third bank will be selected by lottery from among financial entities that are of equal global prestige, and will carry out its own valuation. The final price will be calculated based on the average of this final estimate and the closer of the two previous ones.

The Gas Natural-IBERDROLA agreement is already available to the National Energy Commission (CNE), the Spanish securities regulator (Comisión Nacional del Mercado de Valores - CNMV), and the Spanish authorities for the Defence of Competition (SDC).

The Company will not modify its financial commitments when completing the agreement: it will use debt and capital increases to fund the purchase of assets, while maintaining the objective established in its Strategic Plan to reduce leverage to 50%.

Acquisition of assets

The agreement entered into between IBERDROLA and Gas Natural provides for the purchase and sale of regulated assets as the Balearic Islands and gas supply points, and other non regulated assets of electricity generation as well as assets in other countries.

1. Regulated assets:

1.1 Balearic Islands:

The agreement includes the acquisition of the entire electricity system of the Balearic Islands, both generation and distribution assets.

- Generation assets with a total installed capacity of 1,800 MW:
  - 2 combined cycle plants with a total capacity of 450 MW.
  - 1 imported coal plant of 500 MW.
  - 6 fuel-oil plants with a total capacity of 850 MW.

- Electricity distribution network in the Balearic Islands:
  - 600,000 points of supply with a 5,000 GWh demand.

On the islands, the price-setting mechanism is different from that of the mainland, as the energy sold is remunerated according to the costs of production of each plant. Distribution, as on the mainland, is a natural monopoly. For this reason, IBERDROLA's entry into the Balearic Islands market would not modify the current situation.

In addition, following the same model applied to all of the Autonomous Communities in which it operates, IBERDROLA will make the necessary



investments to better guarantee the supply and quality of service, with the resulting benefits for consumers.

Today, the generation and distribution of electricity, both on the Balearic Islands and on the other so-called "sistemas insulares y extrapeninsulares" or "non-mainlands systems", are regulated activities carried out by only one player. Having a new operator managing one of the island systems will provide the regulator with a benchmark element in order to settle the specific conditions for energy remuneration in the islands, which would imply a higher degree of transparency than currently exists.

1.2 Distribution of gas and electricity:

In addition to the electricity distribution network on the Balearic Islands, the agreement also calls for the transfer of pipeline networks that distribute natural gas on the Balearic Islands and in Madrid, Valencia and Murcia (with a total of 1,250,000 points of supply). These networks are used by all suppliers under equal conditions and at the same fees. The price of these third-party access fees is set by the Government.

There are currently several agents that manage the gas and electricity networks in the same Autonomous Community. This is the case in Asturias, Aragón and Extremadura. In addition, this situation is common in other countries, such as Germany, Italy and Portugal.

The synergies derived from the joint management by the same operator of the electricity and gas networks in certain geographical areas will result in a better service for consumers.

2. Non-regulated assets: Generation on the mainland:

The agreement includes generation assets on the mainland with a total installed capacity of 3,020 MW:

- As Pontes' coal plant (1,400 MW), currently under the process of conversion to imported coal.
- Teruel's coal plant, with 1,100 MW.
- Foix's fuel-oil plant in Barcelona with a capacity of 520 MW and a license to build 800 MW of combined cycle plants.

Electricity generation on the mainland is a competitive business. IBERDROLA's acquisition of plants brings several beneficial effects:

a) Both the new Group that will be created through the Gas Natural takeover bid and IBERDROLA will have a lower market share in electricity production than the current largest generation company in Spain.
b) In addition, the purchase of coal plants by IBERDROLA will also improve competition in price setting with this technology, contributing to resolve an issue that has been pointed out by all of the agents in the industry.

3. Assets in Italy:

- Generation: 2,600 MW of installed capacity, with an annual production over 13,000 GWh.
- Renewable energies: 200 MW in wind farms under development.

4. Assets in France:

The 65% stake in the company SNET:

- 2,600 MW of installed capacity in France, with a total annual production of 11,300 GWh.
- 140 MW equivalent in Poland and 13 MW in Turkey.

5. Assets in Latin America:

Lastly, the agreement contemplates the interest of Iberdrola in assets to be defined in those Latin-American countries where it already has operating presence.

The operation is coherent with the Strategy of IBERDROLA, by consolidating the Company project in Spain, increasing the international



presence and entering into new regulated business. It is another milestone in the development of its Strategic Plan; whose solid results have given it increased credibility and the support of the markets.

IBERDROLA considers that the agreement entered into on 5 September with Gas Natural for the purchase and sale of assets, subject to the success of its takeover and the required authorizations, is a firm commitment to the market, as opposed to other ideas that defend interventionism.

The agreement, which follows the trend in other European countries, will open up new opportunities to advance the liberalization of energy in Spain, increase competition in electricity and gas, improve electricity service, accelerate the construction of new gas distribution networks, increase competition in the generation of electricity and result in advantages for the consumer and the Spanish economy.

LEGAL NOTE

All and each statement contained in this document referring to the agreement with Gas Natural are subject not only to the condition of the success of the Gas Natural bid, but also to those coming from the necessary administrative approvals that is, the Eleventh Additional Disposition from the Hydrocarbons Sector Act (Ley 34/1998 del Sector de Hidrocarburos); the applicable merger control regulation, and the Spanish Golden Share Act (Ley 5/1995 de Enajenacion de Participaciones Publicas en determinadas empresas).

New National Plan to Promote Renewable Energies

On 26 August, the Council of Ministers approved the Renewable Energies Plan for Spain 2005-2010. This Plan reviews the objectives defined in the Promotion Plan of 1999 and in the 2002 Energy Planning Document and proposes a number of measures to achieve them.

The general objectives in that Plan are the following:

- Reduce excessive dependence on energy imports (80%).
- Meeting environmental commitments.
- That renewable energies cover:
  - 12.1% of the total primary energy consumption in 2010 (this objective was already part of the previous Plan)
  - 29.4% of the gross consumption of electricity production (Directive 2001/77/EC).
  - 5.75% of bio fuels in transportation (Directive 2003/30/EC).

According to this new Plan to Promote Renewable Energies, the growth in these technologies will not be sufficient to reach the objectives defined in the Sector Law and in the Renewables Directive (12.1% of primary energy and 29.4% of electricity from renewable sources in 2010, respectively). This is basically due to two factors: 1) electricity demand has increased more than was forecasted and 2) some technologies, such as biomass, remain underdeveloped.

The table below presents the new objectives, by technology, defined in the new Promotion Plan and compares with those defined in the 2002 Energy Planning Document.

Sources	2002 Planning Document	Plan 2005-2010	Difference
Hydroelectric (10-50 MW)	3,151	3,257	+106
Hydroelectric (<10 MW)	2,380	2,199	-181
Biomass	3,098	2,039	-1,059
Biomass plants	3,098	1,317	-1,781
Co-combustion	0	722	+722
SUW	262	189	-73
Wind	13,000	20,155	+7,155
Solar photovoltaic	144	400	+256
Biogas	78	235	+157
Solar thermoelectric	200	500	+300
Total	**22,313**	**28,947**	**+6,661**



There are basically three key aspects to the Plan:

- The wind energy objectives are being increased significantly, from 13,000 MW in 2011 to more than 20,000 MW in 2010. This involves major support to IBERDROLA's strategy, to which it firmly committed in its Strategic Plan for developing wind energy.
- Biomass objectives are being adjusted (reduced) from 3,098 MW to 2,039 MW in 2010, of which 1,317 MW is from biomass plants and 722 MW is from co-combustion.
- The solar technologies objectives are being raised (from 200 to 500 MW thermo-solar and from 144 to 400 MW photovoltaic).

In addition, it should be emphasised that the premiums for the remuneration of renewable energies foreseen in RD 436/2004 approved in March 2004 are maintained; only rising for biomass and setting for the first time those for co-combustion.

Development of the Strategic Plan

1. - INVESTMENTS IN GENERATION

During the first nine months of 2005, IBERDROLA brought 2,033 MW of additional capacity into service compared to year-end 2004, taking the total installed capacity up to 27,270 MW, with 88% (23,891 MW) in Spain. 84% of the new operating capacity brought into service during this period is combined cycle. The breakdown by technologies is as follows:

Technology	MW	
Combined cycle	1,701	Aceca y Arcos III in Spain. La Laguna in Mexico
Renewable energy	98	New facilities and power increases
Cogeneration	190	Purchase of new operating facilities in Spain and Lat. Am.
Traditional generation	44	Increases in capacity of existing hydroelectric plants
Total	2,033	

Of this total of 2,033 MW in new capacity, 917 MW was added in the third quarter of this financial year, consisting of 800 MW of combined cycle plant brought into operation at Arcos III in Spain, 92 MW from the acquisition of two cogeneration plants in Spain, which makes IBERDROLA the largest cogeneration company in Spain, and an additional 24 MW in wind farms in Spain.

1.1 SPAIN

> Combined Cycle Plants

Iberdrola's combined cycle plant capacity in Spain totalled 4,000 MW at the end of September 2005, corresponding to the Castellon, Castejon (Navarra), BBE (Vizcaya), Tarragona and Santurce plants, the three Arcos de la Frontera generating units and Aceca. With the last Arcos de la Frontera generating unit (800 MW) going into the testing period during the third quarter of 2005, IBERDROLA has reached its objective of 4,000 MW of installed capacity in Spain by 2005. The current objective is to increase installed combined cycle capacity in Spain to 5,600 MW at the end of 2007.

The load factor for combined cycle plants over the period was 73%.

Arcos III combined cycle plant

IBERDROLA began the testing period at the Unit III (800 MW) of the Arcos de la Frontera combined cycle plant in the province of Cadiz, which has 1,600 MW of total installed capacity.

The company's objective is for this group to be available to produce electricity before the end of the year, after already having brought Units I and II into service at the beginning of 2005. This third Central de Arcos unit is a two for one configuration, that is, two gas turbines and one steam generator, all supplied by General Electric. These model 9FB gas turbines, the most advanced technologically, are an improvement over the previous ones, with total performance greater than 58%.


IBERDROLA

Project	Capacity (MW)	Start of operations
Castellón A	800	2002
Castejón	400	2002
BBE	200	2003
Tarragona	200	2004
Santurce	400	2004
Arcos I and II	800	2004
Aceca	400	2005
Arcos III	800	2005
Escombreras	800	2006
Castellón B	800	2007
TOTAL	5,600	

> Renewable Energy


Installed Capacity (MW) (Proportional)
3,304
+19%
2,777
9M 2004
9M 2005

At 30 September 2005, Iberdrola had an installed capacity of 3,304 MW (2,988 MW on wind-farms and 316 MW on mini-hydro plants), confirming Iberdrola's position as the world leader on wind energy in terms of installed capacity. For 2008, the target is to take the installed capacity up to 5,500 MW, with 4,500 MW to be located in Spain and 1,000 MW outside of Spain.

As for projects in development outside Spain, the objective is to have at least 1,000 MW of these projects in operation in 2008, which total about 1,650 MW. One advance in these, which we will present in greater detail when we outline Iberdrola's position in each of these countries, is the following:

Country	Projects	TOTAL MW
Portugal	18 MW Catefica wind farm already operational 75 MW with permits already obtained 71 MW in development	164
Greece	185 MW in advanced development from the 49% of Rokas 200 MW in development 56 MW purchased from Gamesa	441
France	32 MW in construction 195 MW in development	227
Germany	107 MW in development	107
United Kingdom	145 MW in development	145
Italy	200 MW in development	200
Brazil	50 MW in Rio do Fogo, in construction	50
Mexico	150 MW in Oaxaca, pending PPA	150
Poland	161 MW in development, acquisition of MVV Eternergy Polska	161
Total		1,645

Operating capacity

Over the first nine months of 2005, the company brought an additional 98 MW into service compared with the end of 2004, corresponding to:

- New wind farm facilities brought into service: Bonete (10 MW), Catefica (18 MW), Hijes (2.6 MW), Badaia (1.7 MW)
- New mini-hydro facilities brought into service: Piarrejas (1.2 MW)
- Capacity added to existing wind facilities. This represents: 6 MW for the Cantalojas wind-farm, 3 MW for Molinos del Cidacos, 8.5 MW for Grado, 27.9 MW for Bordecorex Norte, 15.3 MW for Serra da Meira, 1.5 MW for Larriba-Hornillos and 2.07 MW for Préjano-Enciso.

Capacity under construction in Spain

IBERDROLA's most important projects that begun their construction in the period are the following:

> Wind energy:

- Expansion of the Virgen de Belén I wind farm in Albacete. This will represent an additional 10 MW, raising total capacity to 33.1 MW.
- Four wind-farms in the municipalities of Maranchón and Luzón (Guadalajara) with a capacity of 130 MW, following on from two facilities that are already in the assembly phase and another plant that is scheduled to begin being set up shortly, giving the Maranchón wind-farm complex a total capacity of 208 MW. The investments planned for these seven facilities come to approximately 188 million euros.
- Larriba-Hornillos wind farm located in the Hornillos de Cameros, Munilla and Ajamil municipalities (La Rioja), with an authorised capacity of 32 MW and a likely investment of 28.3 million euros.
- Bordecorex Norte wind farm, which is located in the Caltojar, Velamazán and Barca municipalities (Soria), and will have a capacity of 44.35 MW with an investment of approximately 42.4 million euros.

> Solar energy:

- IBERDROLA has a portfolio of a total of nine solar thermoelectric plants in Spain totalling 450 MW of installed capacity located in the Autonomous Regions of Extremadura, Andalucía, Castilla-La Mancha, Murcia and Castilla y León. Solar thermoelectric energy is one of the strategic objectives for the area of Renewable Energies at IBERDROLA, which in any case is making an in-depth study of the different existing solar technologies.

> Cogeneration

Operating capacity

Iberdrola has 387 MW of attributable capacity in cogeneration plants, equivalent to a total of 562 MW installed. In the third quarter of this year, IBERDROLA has acquired two facilities with a total capacity of 93 MW from Acciona, Gas Natural and Michelín. The plants, of 46 and 47 MW of installed capacity, supply electricity and steam to Michelín plants in Vitoria and Valladolid.

This acquisition makes IBERDROLA the largest cogeneration company in Spain. Besides the agreement with Michelin, the Company participates in more than 30 cogeneration plants, supplying electricity and steam to clients such as General Electric Plastics in Cartagena, Calvo Conservas in La Coruña, Holmen Paper in Madrid and Montefibre in Miranda de Ebro. IBERDROLA has five liquid manure processing plants, of which the two located in Castilla y León are already in operation.

IBERDROLA's commitment to cogeneration is part of its global commitment to reduce CO_2 emissions as a way to comply with the Kyoto Protocol. This is a high-performance source of energy that saves primary energy.

Capacity under construction

IBERDROLA has three other liquid manure processing plants, two in Aragón and one in Murcia, all in an advanced phase of construction.

In addition, the third quarter of this year saw the signing of the agreement to create a company to promote the construction and operation of the Barcial del Barco bio ethanol plant in Zamora. The plant will include a 25 MW cogeneration plant. The investment could total 100 million euros.



1.2 LATIN AMERICA

Mexico

The Laguna II combined cycle plant was brought into service by mid March 2005 with an installed capacity of 500 MW. As in previous cases, this generation plants was awarded to IBERDROLA following the international calls for tenders issued by the CFE, which selected IBERDROLA's bid to fulfil the significant energy needs of that country. Under the terms of the agreements signed, the Company has been assured the sale of all of the energy produced for a 25-year period.

In addition, with this plant brought into service, IBERDROLA has confirmed its position as the leading private electricity producer in Mexico and number two in the country after the state-owned CFE. The Company now has 2,696 MW of installed capacity in operation in Mexico, corresponding to the Monterrey III (1,040 MW), Altamira III and IV (1,036 MW) and La Laguna II (500 MW) combined cycle plants and the Enertek cogeneration plant (120 MW).

The Company is building another two combined cycle plants in that country: the 1,121 MW Altamira V plant, which will enter into service in November 2006, and the 1,135 MW Tamazunchale plant, which is scheduled to be brought into service in June 2007, representing the two biggest plants awarded in this country to date. In addition, it has taken its first steps in the renewable energy sector and is developing wind-farms in the state of Oaxaca, representing over 150 MW of capacity.

Project	Capacity (MW)	Operational status
Enertek	120	100% operational
Monterrey	1,037	100% operational
Altamira IV	1,036	100% operational
La Laguna	500	100% operational
Altamira V	1,121	2006
Tamazunchale	1,135	2007
Total	**4,949**	

Brazil

In Brazil, Iberdrola has the 450 MW Itapebí hydroelectric plant (175 MW of which are attributable to Iberdrola), whose three generation units are operating at full capacity and the Termopernambuco combined cycle plant, which has an installed capacity of 520 MW (203 MW attributable to Iberdrola). On cogeneration, the company has an operating capacity of 93 MW.

With respect to renewable energy, IBERDROLA has begun construction of the Rio do Fogo wind farm, located in the state of Rio Grande do Norte (Brazil), with 49.3 MW of capacity, which will become the first facility of its type that the Company will put into service in that country. IBERDROLA has signed a 20-year contract with Eletrobrás for the supply of the energy produced at Rio do Fogo. The development of this wind farm is part of IBERDROLA's participation in the Proinfa Programme, backed by the Brazilian government for the development of renewable energies in Brazil.

1.3 EUROPE

Greece

IBERDROLA is a strategic partner of the biggest producer of wind energy in Greece, Rokas, in which it has a 29% stake at the end of September. The Rokas group aims to reach 600 MW of installed capacity over the next few years, some 200 MW of which are already operational. Greece represents a key market for the development of IBERDROLA's objectives for renewable energy. Indeed, this country has major potential in this business, given that it now has 470 MW of wind power in operation and a target of 2,000 MW has been set for 2010. The Company has also signed an agreement with Gamesa in the Greek market for the acquisition of 56 MW of wind capacity.



Portugal

Following Iberdrola's decision to enter the Portuguese wind market by sealing an agreement with Gamesa last year to acquire the Catefica wind farm (18 MW already in operation), Iberdrola set up Aeolia, in order to develop renewable energies in Portugal, first identifying locations and then building new wind farms. In Portugal, IBERDROLA has already obtained permits for 75 MW, has 71 MW in development and is negotiating for permits to set up 174 MW as part of the agreement with Gamesa for the acquisition of 250 MW in operation in Portugal and the joint promotion of further wind farms.

Iberdrola sees this country as a high-potential, high-growth market for the renewable energy sector, with only 300 MW of wind capacity at year-end 2003 out of the 3,750 MW set as the target for 2010. Within this context, Iberdrola aims to bid for more wind-farm generation capacity, with contracts to be put up for tender by the Portuguese government shortly.

In addition to this, Iberdrola continues to have a stake in the Portuguese companies EDP (5.7%) and Galp Energia (4%).

Poland, Germany, France, Italy and the UK

In line with the company's strategy to promote renewable energies, various agreements have been sealed with local developers in Germany, France, Italy, UK and Poland. Specifically:

- IBERDROLA has signed an agreement with the German company Eternegy, which is specialised in the development of wind farms in Europe, to buy the Polish company MVV Eternegy Polska, which has eight wind farms with a total of 161 MW of capacity at various stages of development. In concrete terms, the company, which will be renamed IBERDROLA Energía Odnawialna Sp. zo.o., will put the first 40 MW of wind energy into operation at the end of 2006, while part of the remaining capacity will become operational during 2008.
- This agreement is in addition to another signed with Eternegy in July to buy 201 MW of capacity at various stages of development in France and Germany. In concrete terms, IBERDROLA acquired 107 MW under development in Germany and 94 MW in France, which has been incorporated into the company's subsidiaries in these two countries: IBERDROLA Regenerative Energien GmbH and IBERDROLA Énergies Renouvelables SAS.
- In the third quarter of this year, IBERDROLA began construction of four wind farms in France with a total capacity of 31.7 MW and which will be the first facilities of its type that the Company puts into service in that country. The wind farms, which are scheduled to be brought into service this coming December, are called La Butte de Fraus (12 MW), Saint Mérec (8 MW), Le Roduel (6.85 MW) and Lérôme (4.85 MW), and are located in the municipalities of Meneac, Mohon and Kergrist, in the department of Morbihan (Brittany).
- IBERDROLA has concluded an agreement with the German developer P&T Technology and its financial services subsidiary EECH AG to buy wind-farm development rights from them in France (100 MW) and Italy (200 MW).
- IBERDROLA has sealed an agreement with Total and OPT for the development of wave power projects, and will start to look into locations in France.

Furthermore, in line with IBERDROLA's interest in developing the international market for renewable energies, the company has opened up new offices in Rennes (France), Birmingham (UK) and Rome


IBERDROLA

(Italy). IBERDROLA has various projects to build wind-farms in these countries, in addition to its interests in Greece, Portugal, Mexico, Brazil, Germany and Poland.

The company has also joined the Board of Directors of the European Wind Energy Association (EWEA), which aims to actively promote the development of wind farms in Europe and around the world.

Trading

The Company is developing a major trading business in Europe, with operations in Austria, Belgium, France, Germany, the Netherlands, Portugal, Spain and Switzerland. The Company aims to ramp up these energy buying and selling activities in the short term to include other countries in Europe such as Poland, Greece, the United Kingdom and Italy. The trading business is run out of Madrid with a support office in Zurich. The highlights of the first nine months of 2005 were as follows:

- The launch of operations for the capacity acquired from NUON, aiming for 87.6 million KWh in 2005.

- The participation since 5 April, the launch date, in the daily capacity auctions for exporting energy from Germany to France, enabling IBERDROLA to optimise its contractual position in Germany, France, and Spain.

- The launch of emission right buying-selling operations in order to optimise Iberdrola's generation portfolio.

2- DISTRIBUTION

2.1 SPAIN

At 30 September 2005, IBERDROLA had some 9.7 million customers in Spain, reflecting the addition of around 130,000 new customers year-on-year.

IBERDROLA has continued improving the quality of service during 2005, a year in which the demand for electricity increased 4.6%, rising to 71,652 million KWh. Specifically, the ICEIT (Installed Capacity Equivalent Interruption Time) of the Company was 1.26 hours, which is less than the 1.43 hours for the first nine months of the year in 2004 and the 1.68 hours for the same period in 2003. This also contrasts with the average of 2.77 hours for all other companies in the Spanish electricity sector over 2004.

The maintenance of these levels of quality, which represent IBERDROLA's best performance ever, was achieved in a period in which the company set four consumption records, three in winter (11, 12 and 13 January) and this past 22 June, when it exceeded the previous peak demand levels for electricity in summer.

This improvement in quality was possible thanks to the new generation capacity installed on the system, the new infrastructures brought into service, and the maintenance and development work carried out on existing facilities.


Demand: +4.6%
ICEIT: 1.26
Quality of service: +11.8%



2.2. LATIN AMERICA

At 30 September, IBERDROLA had 7.8 million customers under management in the region, and the energy distributed managed totalled 19,720 GWh (+7.8%). It is worth highlighting that in April 2005 Celpe had its four-yearly tariff review. In addition, further tariff reviews have been applied for Coelba and Cosern, where the recognition of the remuneration asset base of Coelba has been adjusted on a retroactive basis since 2003. Furthermore, inflation and the changes in the non-manageable expenses have been incorporated in the tariffs. All these reviews have meant a 30% tariff increase for Coelba and Celpe and a 20%increase in the case of Cosern.

3. - SUPPLY

3.1 ELECTRICITY

> Spanish business: eligible electricity customers

In the first nine months of 2005, IBERDROLA sold 24,004 GWh on the domestic market (+1,545 GWh), with some 917,000 customers, representing an additional 546,000 customers year-on-year.

In June, IBERDROLA reached its 100,000th green energy customer in Spain. Out of all the green energy contracts offered by the Company, 98% correspond to residential customers and small businesses, with the remaining 2% covering large industries and government bodies.

In the first nine months of the year, IBERDROLA opened its first two stores outside of its traditional market in Seville and Zaragoza, following the stores opened previously in Madrid and Bilbao.

> Portuguese business

IBERDROLA already has a share of nearly 12% of this country's liberalised market, with 1,300 contracts signed representing an annual consumption of over 1,100 GWh, and plans to raise this percentage to between 15% and 20% over the next five years, with a portfolio of more than one million customers.

> French business

The Company's new position in the French electricity market is key to maximizing the value of its generation assets in Spain. It already has several end electricity customers and operates actively in the adjustment markets and Powernext, the organized French market, trading a total of 1,260 GWh of electricity during 2004.

In addition, IBERDROLA took part in all of EDF's (Electricité de France) auctions last year, acquiring the right to have up to 362 million KWh of electricity for 2004, 2005 and 2006. It also supplied a total of 276 million KWh to Réseau de Transport d'Electricité (RTE) and EDF GRD (Gestionnaire des Réseaux de Distribution), managers of the French transmission network and electricity distribution grid, in order to cover any losses on this country's network.

3.2 GAS

Supply:

The total volume of gas supplied by IBERDROLA in the first nine months of 2005 is up +61.2% to 38,235 GWh, giving it a 13.8% share of the total market, including gas supplies for both end customers and combined cycle plants. IBERDROLA has made a strong commitment to the natural gas



sector since the liberalisation of this market in Spain, and it has become one of the pillars of its strategy. The Company, which already has supply contracts totalling 6.75 bcm per year for the Spanish market, uses gas to supply its combined cycle plants and to meet the growing demand from end customers.

Procurement:

Proactive policy to guarantee supplies

In the infrastructure sector, IBERDROLA has a 25% stake in the Bahía Bizkaia Gas (BBG) regasification plant - already in operation and with capacity for 6 bcm annually - and a 30% interest in the Sagunto plant. These plants have two 150,000 m3 LNG storage tanks, which are able to receive one large methane tanker every four days, making it possible for them to unload in less than 12 hours, significantly strengthening the Spanish gas system.

Elsewhere, the Company has a 12% stake in the Medgaz gas pipeline, which, with a capacity of 8 bcm (billion cubic meters) a year, will connect Algeria's gas fields directly with Spain after it comes into service in 2009, after being rated as a priority by the Spanish council of ministers only a few weeks ago.

4. - RATIONALISATION AND OPTIMISATION OF FINANCIAL RESOURCES

Sale of our stake in Cementos Portland.

Within the divestment process of non-strategic assets called for in the Strategic Plan, on 3 October Iberdrola sold its 8.06% stake in the listed company Cementos Pórtland Valderrivas to Fomento de Construcciones y Contratas (FCC). This sale resulted in pocketing around 150.3 million euros and capital gains of more than 70 million euros before taxes, which will be recorded in the fourth quarter of this financial year. As a result of the sale, the Iberdrola representative left the Board of Directors of Cementos Portland.

Tap of 250 million euros of the bond issued in June 2005

On 22 September, IBERDROLA completed a tap of 250 million euros of the 10-year bond issued on the Euromarket in June for an initial amount of 500 million euros, thus giving that issue more liquidity. The spread over the 10-year interbank interest rate obtained in the tap was 28 basis points, which is an improvement over the 32 basis points obtained in June.

5. - NON-ENERGY BUSINESSES

IBERDROLA Inmobiliaria closed out the first nine months of 2005 with 14 residential developments under construction, representing a total of 1,188 homes. By September 2005, 499 homes had been registered. The key operations carried out in Q3 included:

- Inauguration of the Factory Outlet Shopping Málaga and Málaga Ocio shopping and leisure centres in Málaga. Both facilities have required an investment of 30 million euros and have been developed over the past three years.
- Delivery of 157 homes in Ciudad Real in the "Prados de La Mancha" promotion.

For its part, **IBERDROLA Ingeniería y Construcción** carried out various operations in Q3, including:

- Awarding of a contract by the Mexican state-owned electricity company, Comisión Federal

Electricidad (CFE), for the construction of the electricity infrastructure associated with the La Venta II (83.3 MW) wind farm for 6 million dollars.

- Awarding the construction of the 40 MW El Moral (Ciudad Real) wind farm, with a budget of 4.2 million euros.

- Awarding a contract to install communications systems in Line 1 of the Madrid Underground, with a budget of 1.7 million euros and a development phase of seven months.

6. - REGULATION

Iberdrola and the White Paper

On 26 July, José Ignacio Pérez Arriaga submitted the final version of the White Paper he was appointed to draw up by the government last November on the analysis of the regulation of the electricity market in Spain to the Ministry for Industry, Tourism and Commerce.

Below we include the press release published on July 27, 2005.

Having made a first analysis of the White Paper on the reform of the regulatory framework of the electricity generation in Spain made by the consultant José Ignacio Pérez Arriaga and presented yesterday to the Ministry of Industry, IBERDROLA believes that the inefficiencies of the electricity market are due to regulatory problems instead of the behaviour of the agents.

The Company, that once again rejects the adoption of any measure contrary to the liberalization process started with the approval of the Electricity Sector Law in 1997, does not share either the analysis or the proposals regarding the electricity generation market included in the White Paper, a considerably dense and theoretical document which is non binding for the Administration.

In addition, IBERDROLA, that has always defended the compliance with the targets set by the Kyoto Protocol and that the electricity sector should bear a bigger effort for the CO2 emissions reduction, believes that, should the consultant Pérez Arriaga's proposals about the allocation of emission allowances be implemented, Spain would not comply with its environmental commitments. Furthermore, the Company misses specific mentions to the reduction of other kind of emissions (NOx, SO2), with a much larger local impact than CO2.

In any case, the Company considers that the White Paper also makes positive proposals, as the new tariff methodology and the promotion of the Special Regime, in addition to some improvements in technical aspects of operation of the system and the market.

IBERDROLA considers that, as established in the aforementioned Electricity Sector Law, a review of the regulatory model should be carried out, in order to solve the structural problems detected along the last years –insufficient generation capacity; energy waste; distancing from the environmental targets of the Kyoto Protocol; foreign energy dependency; problems in the distribution network; tariff deviation -, to which some short term problems have been added in the current year: drought, fuel costs, and strong increase demand.

In the Company's opinion, such a review, that should raise long term solutions for a capital intensive sector, must go further in the liberalisation of the electricity sector, for which both the Spanish Government (Electricity Sector Law 54/97, RD 5/2005 to foster competitiveness, MIBEL treaty, Spanish Constitution) and the European Union (Directive 2003/53 on the internal electricity market, EU Treaty) are committed. IBERDROLA understands that in some subjects the White Paper



surpasses the spirit of the Spanish Electricity Sector Law and the EU legislation.

IBERDROLA thinks that any regulatory change must look into the future instead of the past and be based on the circumstances of the European context in which it operates. In this way, the Company highlights that the status quo existing in 1997 has changed: 35% of the electricity is sold in the liberalised market already, the number of agents has increased and market shares have been reduced. In 2007, 15 agents and more than 30,000 MW of capacity will be competing, and none of them will have a market share above 25% in the Iberian market, according to the estimates made by the Ministry of Industry.

It is worth mentioning that in the 4th Annual Report on the implementation of the Electricity and Gas Internal Market, made public in January 2005, Spain (with 40%) is below the European average as regards market power in production of the largest electricity company: countries as Greece (100%); Belgium, France and Ireland (85%); Portugal and Czech Republic (65%); Italy (55%); and Austria (45%), would be above that figure. It is foreseeable that this situation will improve in two years' time, when, in addition to the countries mentioned, others like Germany and Hungary (30%) and Netherlands (25%) will surpass Spain. The Spanish sector will be, in summary, among the three least concentrated markets in the European Union.

The Company, that welcomes the decision of the Ministry of Industry to submit the report to the National Energy Commission (CNE), warns about the consequences that the implementation of the proposals included in the White Paper might have on the results of the electricity companies and their stock market valuation, although it trusts that it will be able to continue financing with the cash flow obtained from all its generation facilities the investments needed to continue providing a basic service for the country with the appropriate guarantees.

In additions IBERDROLA warns about the danger that the consultant Pérez Arriaga's theory might be applied to other sectors as telecoms or oil, with a similar market concentration to the electricity sector. Proposals as those suggested by the White Paper can be harmful for the Spanish industrial sector.



Analysis of the first nine months of 2005

Energy Production

	GWh	vs. 2004		% Weight
Gas combined cycle	23,874	7,628	47.0%	39.0%
Renewable energy	4,873	1,067	28.0%	8.0%
Wind energy	4,419	1,073	32.1%	-
Hydroelectric	6,787	-5,517	-44.8%	11.1%
Nuclear	16,359	-3,664	-18.3%	26.7%
Fuel-oil	2,855	1,055	58.6%	4.7%
Coal	5,094	-202	-3.8%	8.3%
Cogeneration	1,341	13	9.1%	2.2%
TOTAL NET PRODUCTION	**61,183**	**380**	**0.6%**	**100.0%**
ENERGY DISTRIBUTED	**91,372**		**5.2%**	

Energy production in Spain

	GWh	vs. 2004	% Weight
Gas combined cycle	10,351	71.3%	22.2%
Renewable energy	4,873	28.0%	10.5%
Wind energy	4,419	32.1%	-
Hydroelectric	5,945	-46.8%	12.8%
Nuclear	16,359	-18.3%	35.2%
Fuel-oil	2,855	58.6%	6.1%
Coal	5,094	-3.8%	10.9%
Cogeneration	1,053	1.3%	2.3%
TOTAL NET PRODUCTION	**46,530**	**-5.4%**	**100.0%**
ENERGY DISTRIBUTED	**71,652**	**4.6%**	
HYDRO-ELECTRIC RESERVE LEVELS AT 30/09/05	**30.3% (3,420 GWh)**		

Note: Production data in accordance with the consolidation method use.

Energy production: Latin america

	GWh	vs. 2004	% Weight
Gas combined cycle	13,523	32.5%	92.3%
Hydroelectric	842	-25.4%	5.7%
Cogeneration	288	-0.3%	2.0%
TOTAL NET PRODUCTION	**14,653**	**26.1%**	**100.0%**
ENERGY DISTRIBUTED (managed)	**19,720**	**7.8%**	

Note: Production data in accordance with the consolidation method use.



1. - PRODUCTION: SPAIN

The Group's net production in Spain came to 46,530 GWh in the first nine months of 2005, successfully limiting the fall in production to -5.4% in a period with hydroelectric production down 46.8%, combined with a 18.3% reduction in nuclear production after the Cofrentes and Vandellós plants were temporarily stopped for refuelling during the period. The Cofrentes plant, which was disconnected on 15 May, was reconnected to the grid on August 3 after the 15th fuel reloading was completed. The Vandellós plant was reconnected on 3 September. Iberdrola's balanced generation mix with the growing contribution of combined cycle and renewables of up to 33% of the total, which is the result of the major investments made, has been key in limiting the drop in production in the context discussed of markedly decreased hydroelectric production and technical shutdowns of nuclear production.

The most notable events registered are:

- 71.3% increase in combined cycle production (10,351 GWh), almost doubling its contribution to total production, accounting for 22.2% compared with 12.3% in the first nine months 2004. In this period, the combined cycle technology has consolidated its position as the second biggest contributor to total production in Spain, and continued the upwards trend in its contribution to total production, which is growing from quarter to quarter: in the first quarter it made up 17.1% of the total, which became 20.3% in the first half, reaching the level mentioned above of 22.2% as at 30 September.
- Wind farm production increased 32.1 %, taking the weighting of renewable energies facilities up to 10.5% in the generation mix during the period. The contribution of these renewable energies to the production mix is just behind the contribution made by hydroelectric generation in a dry year like 2005, which was 12.8% up 30 September.

Iberdrola achieved a **27.2% share of the wholesale production market** in the first nine months of 2005. In comparative terms, energy production can be broken down as follows:

	9M 2005	9M 2004
Gas combined cycle	22.2%	12.3%
Renewable energy	10.5%	7.7%
Hydroelectric	12.8%	22.7%
Nuclear	35.2%	40.7%
Fuel-oil	6.1%	3.7%
Coal	10.9%	10.8%
Cogeneration	2.3%	2.1%
Total	**100%**	**100%**

2. - PRODUCTION: LATIN AMERICA

In Latin America, total production is up 26.1% to 14,653 GWh, with the majority (84.3%) generated by the combined cycle plants in Mexico.

	Production	Change
Mexico (c. cycle)	**12,360**	**23.8%**
Latin America	**2,293**	**39.9%**
Combined cycle	1,163	426.2%
Hydroelectric	842	-25.4%
Cogeneration	288	-0.3%
Total	**14,653**	**26.1%**



The growth seen in this region is primarily due to the Monterrey (1,040 MW), Altamira (1,036 MW), Enertek (120 MW) and La Laguna (500 MW) plants operating at full capacity, with the latter brought into service on 15 March, in addition to the Termopernambuco plant in Brazil. With regard to hydroelectric energy, the Itapebí plant in Brazil operated without incidents, with the drop in production attributed to the extraordinary contribution recorded in 2004 coming from the sale of its surplus production to the pool.

3. - MARKET: SPAIN

In the domestic market, Iberdrola's total demand measured on the grid is up 4.6% to 71,652 GWh, once again confirming Iberdrola's position as the leader in the Spanish distribution market (tariff+commercial: 39.4% market share). The company now has 9.7 million customers, representing an increase of around 130,000 year-on-year.


Commercial
41%
Tariff
59%

4. - MARKET: LATIN AMERICA

The evolution of demand for Iberdrola's three distribution companies in Brazil is reflected in the following table:

Energy distributed (GWh) (managed)	9M 2005	vs. 2004
Coelba	8,507	8.5%
Cosern	2,570	10.5%
Celpe	6,134	7.8%
Total	**17,211**	**8.6%**



Analysis of results for the period (Unaudited)

January-September 2005

The most notable aspects of Iberdrola's financial results for the first nine months of 2005 are as follows:

	Million euros	vs. 2004
NET SALES	8,442.7	+32.6%
GROSS MARGIN	3,497.8	+5.7
EBITDA	2,393.2	+10.7
EBIT	1,643.7	+12.1
NET PROFIT	984.0	+12.6

NOTE: In the accounts for the first nine months of 2005, and in order to increase transparency and visibility in the Company's businesses, the Third Party Services are now recorded at the Gross Margin level, instead of in the Net Operating Expenses. The effect is shown in the two following tables:

CURRENT REPORTING	9M 2005	9M 2004	Var.
Gross Margin ex - Third Party Services	3,437.3	3,291.0	
Third Party Services	60.5	16.7	
Total Gross Margin	**3,497.8**	**3,307.7**	**5.7%**
Net Operating Expenses	**-1,065.9**	**-1,008.4**	**5.7%**

PREVIOUS REPORTING	9M 2005	9M 2004	Var.
Total Gross Margin	**3,437.3**	**3,291.0**	**4.4%**
Net Operating Expenses	-1,065.9	-1,008.4	
Third Party Services	60.5	16.7	
Total Net Operating Expenses	**-1,005.4**	**-991.7**	**1.4%**

1. - NET SALES

The Group's Net Sales totalled 8,442.7 million euros in the first nine months of 2005, up 32.6 % on the same period in 2004, reflecting the positive evolution of all of the Group's businesses: the Domestic Energy business, the main growth driver, rose 34.0% and contributed 73.9% to the Group's Net Sales; the International business was up 36.8% and contributed 16.4% to total Net Sales; and finally the Non-Energy businesses rose 17.4% to reach a 9.7% contribution to the total.

The main drivers of this change in each of the businesses were as follows:

- In the Domestic Energy Business, Net Sales rose 34% as a result of:
  - The increase recorded on Generation (29.2%): due to the following factors:
    - The current situation in pool prices.
    - Ordinary regime production is down 8.4% in a half-year period marked by a sharp


International
16.4%
Non-energy
9.7%
Domest. Energ.
73.9%

fall in hydroelectric production in Spain (-46.8%), combined with a 18.3% reduction in nuclear production due to the Cofrentes (100% Iberdrola) and Vandellós II (28% Iberdrola; 72% Endesa) nuclear power plants being shut down temporarily for refuelling. Both plants have already connected to the grid.
- Net Sales in the Supply business rose 29.5%, mainly due to the increase in activity, especially in gas, with a 61.2% increase in volumes supplied.
- In Renewables, Net Sales is up 60.2% to 359.1 million euros, factoring in the 32.1% increase in wind production vs. the first nine months of 2004, as well as the current situation in pool prices, with 94% of the wind parks already under the market participation scheme.
- Net Sales grew 4.0% in Distribution business, in line with the increase in its regulated revenues, being the incentive for losses worth highlighting as well.

- In the International business, Net Sales is up 36.8% to 1,388.9 million euros. Mexico is the region that made the biggest relative contribution (62.8%), showing a 33.8% growth despite the depreciation of the dollar registered along the period. Also of note is the increase in Net Sales in Brazil (42.2%), primarily as a result of the increase in demand and upward readjustment in tariffs, as well as the favourable evolution of the real's exchange rate.

- On Non-Energy businesses, Net Sales is up 17.4% to 816.7 million euros, with this growth driven primarily by the increase in activities in real estate business, Engineering and Services. Regarding this last chapter, it is worth mentioning that since the third quarter of this year Third Party Services is recorded at Gross Margin level in order to increase visibility and transparency.

On the other hand, and regarding the tariff deviation generated over the first half of 2005, it is necessary to take the following aspects into consideration:

1) On a sector basis, the aforementioned tariff deviation for 9M 2005 might reach an amount close to 2,493 million euros.

2) In accordance with Royal Decree-Law 5/2005 of March 11, the provisional share for the financing of such tariff deviation comes out at 35.01% for Iberdrola, representing approximately 873 million euros before taxes.

3) In addition, in order to support the accounting treatment of the tariff deviation, the following aspects have been factored:

   a) Articles 15 to 20 of the Electricity Sector Law 54/1997 of November 27, governing the economic regime of the various sector activities. In general terms, the remuneration of the generation activities is established in those articles accordingly to the prices resulting from the functioning of a liberalised market.

   b) The precedent set by the recognition in full of the tariff deviation for 2000, 2001 and 2002 (Art 94.2 Law 53/2002).

   c) The objectives set in IAS 18: An "ordinary revenue is recognised when it is probable that future economic benefits flow to the company and the amount of revenue can be measured reliably".

As is already known, although in the existing regulatory framework this deviation is borne by the generation companies, the services rendered by this business complies with all the requirements included in that rule:

- Revenues can be measured reliably, as generation prices are determined for the pool.



- The periodic C.N.E. settlements explicitly specify the revenues corresponding to each generator. However, there are not enough revenues collected by the distribution companies.

In light of the factors outlined above, it is possible to conclude that there are currently enough reasons for the confirmation at the end of the current fiscal year of the recoverability of the tariff deviation that might arise during 2005.

2. - GROSS MARGIN

On a consolidated level, the Gross Margin came out at 3,497.8 million euros, representing an increase of 5.7% in relation to the same period in 2004. As outlined below, the Domestic Energy Business reflects the cost of consumption for emission rights which has totalled 121.3 million euros over the period. The following contrasting aspects can be highlighted regarding this evolution of the Gross Margin in each business:

2.1. - DOMESTIC ENERGY BUSINESS

The Gross Margin remained stable (-0.5%) at 2,663 million euros in a challenging production environment:

- The change in the Gross Margin of the Generation business in Spain (1,287.1 million euros, -5.6%) can be explained in the following context:
  - The evolution of the output and prices along the period, as explained at Net Sales level.
  - Increase in fuel costs because of the change in the production mix (less hydroelectric and nuclear production and greater thermal production) and a context of higher fuel prices, reflected in an 86.4% increase in procurement costs.
  - 121.3 million euros booked as expenses for emission rights consumed during the period.
- The Gross Margin of Renewables is up 60.2%, in line with Net Sales, and represents 21.8% of the total Gross Margin obtained by Iberdrola's generation assets in Spain.
- The Gross Margin of the Distribution business grew 4.0% (1,035.2 million euros) in line with the increase in remuneration from the regulated business recognised in the tariff for 2005.
- The Supply business saw its Gross Margin fall 115.5 million euros to -8.9 million euros, due to the lower margins as a consequence of the energy prices over the period, which resulted in the negative contribution being recorded. Furthermore, the first nine months of 2004 saw an extraordinary contribution of 11 million euros for resettlements of energy sales, network costs and energy purchases in 2000 and 2001.

2.2. - INTERNATIONAL BUSINESS

The Gross Margin was 506.4 million euros, reflecting growth of 43.5%, resulting from the good performance of the Group's businesses in the region and the positive evolution of the exchange rate of the Brazilian real, more than offsetting the effect of the depreciation of the dollar in the accounts of Mexico.

- In Mexico-Guatemala, the Gross Margin was 189.4 million euros (+27.7%), representing an increase of 41.1 million euros. This increase primarily reflects the contribution to results made by the 500 MW La Laguna combined cycle plant after it was brought into service in the first quarter, and the efficiency improvements at the Monterrey plant (I and II). A 3.3% depreciation of the dollar was recorded along the period.
- In Brazil, the Gross Margin is up 55.0% to 317.0 million euros, thanks to the growth in demand and the additional tariff adjustments adopted for Coelba, Cosern, and Celpe, as explained previously. It is also worth noting the appreciation of the real against the euro (14.5%).



2.3. - NON-ENERGY BUSINESSES

These contributed 328.4 million euros to the total Gross Margin, reflecting an increase of 51.2 million euros, primarily generated by **Engineering and Services, IBERDROLA Inmobiliaria** and **Corporación IBV**, which, following the application of the IFRS, is now proportionately consolidated. The results can be broken down as follows:

Million euros	9M 2005	9M 2004	Change in millions
Engineering and Services	112.2	57.0	55.2
IBERDROLA Inmobiliaria	110.8	118.1	-7.3
IBV corporation	102.7	93.7	9.0
Other	2.7	8.4	-5.7
TOTAL	**328.4**	**277.2**	**51.2**

3. - BASIC MARGIN

This chapter reflects the global effect of the emission allowances in the Company's accounts that comprises:

- An expense reflecting the consumption of such emission allowances up to 121.3 million euros, recorded at Gross Margin level.
- Revenues reflecting the emission allowances granted for free worth 100.5 million euros, recorded below Gross Margin.

All in all, the Basic Margin is obtained adding those revenues due to the allowances received for free to the Gross Margin, so that the net effect of the allowances is recorded in the Company's accounts at that level. Such net effect amounts to Eur -20.8 MM in the first nine months of 2005.

The Basic Margin rose 8.8%, up to Eur 3,598.3 MM, as detailed in the following table:

	9M 2005	9M 2004	Var. %
GROSS MARGIN	3,497.8	3,307.7	5.7%
EMISSION ALLOWANCES (REVENUES)	100.5	---	n/a
BASIC MARGIN	3,598.3	3,307.7	8.8%

4. - EBITDA / GROSS OPERATING PROFIT

Consolidated EBITDA increased 10.7% to 2,393.2 million euros as a result, in addition to the factors previously explained, of the control in Net Operating Expenses that rose 5.7%, more than 3% below the growth recorded at the Basic Margin.

The controlled increase of 5.7% in Net Operating Expenses has been achieved thanks to the moderation in traditional businesses and an increase in new businesses in connection with the upturn in activity. The highlights include:

- The moderate change in Personnel Expenses (+3.0%), despite reflecting the effects of the salary adjustments adopted based on the Labour Agreement and the CPI.
- A 74.8 million euros increase (+14.1%) in External Services linked to the upturn in activity in connection with the new combined cycle and renewable facilities and the commercial activity. This also includes 20 million euros in costs for the second stage of nuclear fuel cycle (Enresa).

Net Operating Expenses can be broken down as follows:



Million euros	9M 2005	vs. 2004
Net Personnel Expenses	593.7	1.0%
Personnel	716.0	3.0%
In-house work on fixed assets	-122.3	14.0%
Net External Services	472.2	12.3%
External Services	604.9	14.1%
Other operating revenues	-132.7	21.2%
TOTAL	**1,065.9**	**5.7%**

The Traditional Energy Business workforce is down 2.9% compared with the same period in 2004 to 8,344 employees, with the Domestic Energy Business' Gross Margin remaining stable. As such, the Gross Margin to employee ratio improved by 2.4% in the Domestic Energy Business, as can be seen in the following table.

	9M 2005	9M 2004	Var. %
Gross Margin (Domestic Energy Business) (million euros)	2,663.0	2,677.7	-0.5
Domestic Ener. Bus. Workforce (Spain)	8,344	8,593	-2.9
Gross Margin / employee ratio (thousands of euros)	**319.1**	**311.6**	**+2.4**

On the other hand, the Tax item is up 1.5% to 139.2 million euros, mainly due to the impact in Latin America resulting from the application of IFRS.

5. - EBIT / NET OPERATING RESULT

EBIT rose **12.1%** to **1,643.7 million euros** compared with the same period in 2004, with this rise driven by the operating evolution already mentioned combined with the change in Amortizations and Provisions (+7.7%).

- Amortizations are up 6.9% to 723 million euros.
- Provisions rose 34.8% to 27 million euros, basically as a result of the criteria followed in the Engineering business regarding guarantees and contract margins.

Million euros	9M 2005	9M 2004	Var. %
Amortisation	723	676	6.9%
Provisions	27	20	34.8%
TOTAL	**750**	**696**	**7.7%**

6. - FINANCIAL RESULT

The **Financial Result** came to **298.5 million euros, 7.8% higher** than in the same period in 2004. This increase was mainly due to the 20.4% increase in financial expenses in a period marked by a higher average debt balance in relation to the same period in 2004, affected by the impact of the Tariff Deviation. This was partially offset by the 42.8% rise in Financial Revenues up to 222.8 million euros.

In addition, the average cost of debt remained stable at 4.56%.

Million euros	9M 2005	9M 2004	Var. %
Financial revenues	222.8	156.0	42.8
Financial expenses	(521.3)	(432.9)	20.4
TOTAL	**(298.5)**	**(276.9)**	**7.8**



7. - RESULTS OF COMPANIES CONSOLIDATED BY THE EQUITY METHOD

The Results of Companies Consolidated by the Equity Method rose 2.0 million euros to 35.7 million euros, with 82.6% of the results contributed by Non-Energy up to 29.5 million euros. Following the implementation of IFRS, EDP and REE have been removed from the scope of consolidation, and the consolidation method for other companies, such as Corporación IBV, has been modified.

The results can be broken down as follows:

Million euros	9M 2005	9M 2004	Var. Million €
Non-Energy	29.5	35.8	-17.4%
Other	6.2	-2.1	N/A
TOTAL	**35.7**	**33.7**	**+6.0%**

8. - NET PROFIT

Lastly, Net Profit rose to 984.0 million euros, up 12.6% on the same period in 2004, in line with the change seen on Operating Profit. Results from non-current assets fell by 50.3 million euros and Profit before Taxes grew +8.2%. The effective tax rate came out at 29.4%, slightly below the same period in 2004 (32.5%).

Results by business

1. - ENERGY BUSINESS: SPAIN

1.1 GENERATION

a) Gross Margin

The change in this item in the first nine months of 2005 demonstrates the flexibility of IBERDROLA's generation facilities. The new combined cycle plants played a key role, with a 71.3% increase in production, almost doubling its contribution to total production, which is now 22.2% compared to 12.3% in the first nine months of 2004. In a period marked by high demand, one of the lowest levels of hydroelectric production on record for the last 60 years, and a downturn in nuclear production due to temporary shutdowns for refuelling at the Cofrentes (100% Iberdrola), and Vandellós II (28% Iberdrola; 72% Endesa), combined cycle production has become the second most important technology in terms of contribution to total production in Spain. The upwards trend in contribution of combined cycles to total production continues, growing from quarter to quarter: 17.1% of the total in the first quarter, growing to 20.3% in the first half of the year, and reaching the level mentioned above of 22.2% as at 30 September.

In this context, the Gross Margin on the Generation Business fell 5.6%, as a result of the following factors:

- Net Sales rose 29.2% in a period marked by the current situation in pool prices. Ordinary regime production limited its downturn to 8.4% (40,604 GWh) in a period in which hydroelectric and nuclear production fell 46.8% and 18.3% respectively. The contribution of combined cycle plants, as explained, has been fundamental to partially offset the decrease in production in this context. With production up to 10,351 GWh combined cycle plants accounted for 25.5% of total production in the ordinary regime for the period.

Cost of Fuel * & CO_2 (Average)

Eur/MWh	9M 2005	9M 2004
Nuclear	3.5	3.3
C. Cycles	33.0	25.9
Coal	24.7	23.2
Oil	52.6	42.4
Cost of CO_2 allowances (Eur/ton)	17.0	n/a

** Variable O&M costs and gas access fees not included*

- In an environment marked by higher thermal production due to falling levels of hydroelectric production and the reduction in nuclear production, in addition to rising fuel costs, Procurement Costs are up 86.4%.

- Furthermore, since the first quarter of 2005, Procurement Costs include costs relating to the consumption of emission allowances, totalling 121.3 million euros for the first nine months of 2005.

b) Operating Profit/EBIT

EBIT is up 2.9% on the same period last year, reaching **743.0 million euros**. EBITDA grew for the first time along the year (Eur 1,036 MM, +0.2%), thanks to the 9.1% growth registered in the third quarter. In addition to the impact of the Gross Margin as outlined above, a number of other factors have influenced this evolution:

Net Operating Expenses are up 7.6% to 305.9 million euros, reflecting various factors:

- Personnel expenses are up 3.4%, factoring in the salary adjustments adopted in line with the

Labour Agreement and the CPI, which in 2004 were not included until the month of July.

- External services are up by 21.8%, reflecting the combined cycle plants brought into service. This item also includes 20 million euros of expenses for the second stage of the nuclear fuel cycle (ENRESA).

- Other Operating Revenues and In-house work on fixed assets, which include among other items 24 million euros resulting from the recovery of revenues through insurance policies that through the application of IFRS are no longer booked as non-current items.

Million euros	9M 2005	vs. 2004
Net Personnel Expenses	149.0	3.2%
Personnel	165.3	3.4%
In-house work on fixed assets	(16.3)	5.2%
Net External Services	156.9	12.1%
External Services	201.3	21.8%
Other operating revenues	(44.4)	75.5%
TOTAL	**305.9**	**7.6%**

Amortizations and Provisions are up 8.8% to 293.0 million euros, primarily as a result of the new combined cycle plants brought into service, with an additional 1,600 MW in operation (including Arcos III) since the first nine months 2004.

Tax increased 2.7%, also as a result of the new facilities commissioned.

As explained above, 121.3 million euros were booked on the Gross Margin for the consumption of emission rights over the period. Additionally, 100.5 million euros were booked below Gross Margin as emission rights granted for free to IBERDROLA following the National Allocation Plan of Emission Allowances. As such, the net impact of emission rights came out at -20.8 million euros. This effect is fully reflected in the Basic Margin that grew by 3.3%.

- The key operating figures for this business are as follows:

GENERATION (Million euros)	9M 2005	vs. 2004
Net Sales	2,557.5	+29.2%
Gross Margin	1,287.1	-5.6%
Basic Margin	1,408.4	+3.3%
EBITDA	1,036.0	+0.2%
EBIT	743.0	-2.9%

1.2 RENEWABLE ENERGY

a) Gross Margin

The Renewable Energy business has continued to grow as new capacity has been brought into service during the period. In addition, growth has accelerated during the third quarter, given that 94% of the farms have been operating under the market participation regime, reflecting the current situation in pool prices. In contrast, during the first half of the year only 25% of the farms were operating under the market participation scheme. In this way, this business is confirmed as the key growth factor in Iberdrola's Strategic Plan, along with Mexico.

The installed capacity increased by 19% (+527 MW), enabling a 32.1% increase in wind energy production and a 28.0% rise in total production generated by renewable energy sources, reaching 4,873 GWh.

The acceleration of growth in the margins of the renewable business in the third quarter, owing to the current situation in pool prices with the majority of the wind farms in the market participation scheme, can be seen in the following



chart that compares the prices obtained by wind energy in 9M 2005 and 9M 2004:


Wind Prices (Eur/MWh)
+20.9%
74.5
61.6
9M 2004
9M 2005

The aforementioned increase in production, combined with the acceleration in growth achieved by placing the majority of the wind farms under the market participation regime factoring in the current situation in pool prices, enabled this Business to achieve a 60.2% increase in its Gross Margin, up to 359.1 million euros, despite the low wind factor in January and February 2005. The wind resource recorded in the third quarter (which is typically scarce in comparison with the rest of the year) was above standards.

b) Operating Profit/EBIT:

EBIT increased by 108.8 million euros (+145.3%) due to the following factors:

- EBITDA grew 60.1%, in line with the increase in the Gross Margin and despite the rise (+61.3%) in Net Operating Expenses as a result of the new capacity brought into service. The margin for EBITDA comes out at around 80%, as seen in previous periods.
- This increase is even higher on EBIT, with Amortizations and Provisions remaining stable (-0.8%) to reach Eur 104.1 MM. The decision to extend the useful accounting life of wind farms from 15 to 20 years offsets the higher amortizations booked for the new capacity installed.
- Net Operating Expenses can be broken down as follows:

Million euros	9M 2005	vs. 2004
Net Personnel Expenses	9.8	40.0%
Personnel	13.5	35.0%
In-house work on fixed assets	(3.7)	23.3%
Net External Services	57.3	65.6%
External Services	60.4	49.1%
Other operating revenues	(3.1)	-47.5%
TOTAL	**67.1**	**61.3%**

- The key operating figures for this business are as follows:

RENEWABLES (million euros)	9M 2005	vs. 2004
Net Sales	359.1	60.2%
Gross Margin	359.1	60.2%
EBITDA	287.8	60.1%
EBIT	183.7	145.3%

1.3 DISTRIBUTION

a) Gross Margin

The Gross Margin for the Distribution business is up 4.0%, driven primarily by the increase in remuneration for the regulated business recognised in the tariff for 2005. In addition, it is important to highlight the 4.6% increase on energy distributed, which has totalled 71,652 GWh, as well as the positive evolution of the incentive for losses.



b) Operating Profit/EBIT:

EBITDA for Distribution rose 8.4%, more than four points above the Gross Margin thanks to improved efficiency, which translates into a 2.3% reduction in Net Operating Expenses. Personnel expenses fell 0.4% and External Services 2.5% as a consequence of the cost reduction policy and the efficiency improvements achieved.

Net Operating Expenses can be broken down as follows:

Million euros	9M 2005	vs. 2004
Net Personnel Expenses	139.9	-1.7%
Personnel	202.8	-0.4%
In-house work on fixed assets	(62.9)	2.6%
Net External Services	232.3	-2.6%
External Services	300.1	-2.5%
Other operating revenues	(67.8)	-2.0%
TOTAL	**372.2**	**-2.3%**

In addition, Amortisation & Provisions fell by 4.8 million euros (2.6%), thanks mainly to the sale of assets to REE. This change in Amortisation & Provisions caused EBIT to grow 5.4 points above EBITDA, to 13.8%.

- The key operating figures for this business are as follows:

DISTRIBUTION (MILLION EUROS)	9M 2005	VS. 2004
Net Sales	1,035.4	4.0%
Gross Margin	1,035.2	4.0%
EBITDA	600.9	8.4%
EBIT	423.2	13.8%

1.4 SUPPLY

a) Gross Margin

The Supply business saw its Gross Margin fall 108.3%, even booking losses of -8.9 million euros, after a 38.2% increase in Procurement costs as a consequence of the high energy costs seen over the period that was not compensated by the 5.4% increase in energy selling prices. Net Sales totalled 2,332.9 million euros, up 29.5% thanks to the increase in gas sales, as the electricity sales show a much more moderated growth.

GWh sold	9M 2005	vs. 2004	%
Electricity	24,004	+1,545	+6.9%
Gas	38,235	+14,515	+61.2%
TOTAL	**62,239**	**+16,060**	**+34.8%**

Furthermore, the first nine months of 2004 saw an extraordinary contribution of 11 million euros from resettlements of energy sales, TPA fees and energy purchases of years 2000 and 2001.

b) Operating Profit/EBIT

With regard to EBIT, it is important to note the increase in operating expenses (+18.9 million euros), primarily due to the increase in External services activities relating to the full liberalisation of the market in addition to the strengthening of advertising campaigns (Desafío Español 2007-America's Cup, etc.).

Net Operating Expenses can be broken down as follows:

Million euros	9M 2005	vs. 2004
Net Personnel Expenses	46.5	5.0%
Personnel	46.9	5.4%
In-house work on fixed assets	(0.4)	100.0%
Net External Services	35.5	88.8%
External Services	64.3	31.5%
Other operating revenues	(28.8)	-4.3%
TOTAL	**82.0**	**30.0%**

Furthermore, EBIT on the Supply Business was affected by a 9.5 % increase in Amortisation and Provisions and a 12.2% rise in Tax, in light of the increase in the volume of energy sold.

- The key figures for this business are as follows:

SUPPLY (million euros)	9M 2005	Vs. 2004
Net Sales	2,332.9	+29.5%
Gross Margin	-8.9	N/A
EBITDA	-109.3	N/A
EBIT	-131.2	N/A

1.5. CORPORATION

This includes the elimination of inter-company expenses between the corporation and the businesses.

2. - INTERNATIONAL BUSINESS

a) Gross Margin

In the International Business, the Gross Margin is up 43.5% (+153.6 million euros) to 506.4 million euros. The evolution in the Gross Margin for the Latin America region can be broken down as follows:

- Increase in the Gross Margin (functional currency) due to the evolution of the business: + 129.6 million euros.

- Exchange rate effect: total of 24.0 million euros, primarily due to the 14.5% appreciation of the Brazilian real vs. the euro (average year-on-year exchange rate) and the 3.3% devaluation of the dollar/euro exchange rate.

In Mexico, the Gross Margin rose 27.7%, driven primarily by the La Laguna combined cycle plant (500 MW) brought into service in the first quarter of the year and the efficiency improvements achieved at the Monterrey and Altamira plants, which enabled acceleration in their levels of production and reduction in the consumption of gas.

In Brazil, the increase in the Gross Margin (+55.0%) mainly reflects the 8.6% increase in demand, the contribution of the Termopernambuco combined cycle plant, which entered into service on 15 May 2004 and the tariff increases adopted during 2005. In this way, in April 2005 Celpe had its four-yearly tariff review. In addition, further tariff reviews have been applied for Coelba and Cosern, where the recognition of the remuneration asset base of Coelba has been adjusted on a retroactive basis since 2003. Furthermore, inflation and the changes in the non-manageable expenses have been incorporated in the tariffs. All these reviews have meant a 30% tariff increase for Coelba and Celpe and a 20% increase in the case of Cosern.

The following table shows the evolution of the business and the impact of the exchange rate in the International business at the Gross Margin level:

(million euros)	Business evolution	Exchange rate impact	Total
Brasil	+85.8	+26.7	+112.5
México-Guatemala	+43.8	-2.7	+41.1
TOTAL	**+129.6**	**+24.0**	**+153.6**



b) Operating Profit/EBIT

In the International business, EBIT increased 63.8% to 263.4 million euros, reflecting the increase in EBITDA (56.8%) and the higher levels of amortisation recorded (+41.9%), which grew less than the EBITDA mentioned.

- Mexico recorded a +28.8% rise in EBITDA, mainly as a result of the upturn in Generation activities, with the production of the La Laguna combined cycle plant added since the first quarter. The South America region saw an increase of +82.5% in light of the evolution in demand, the tariff increases adopted (see the detailed explanation on the previous Gross Margin section), the contribution of the Termopernambuco combined cycle plant and the efficiency improvements achieved, making it possible to keep the increase in Net Operating Expenses some way below the Gross Margin. Therefore, total EBITDA growth in the International Business comes out at 56.8%.

The following table shows the evolution of the business and the impact of the exchange rate in the International business at the EBITDA level:

(million euros)	Business evolution	Exchange rate impact	Total
Brasil	+84.7	+17.2	+101.9
México-Guatemala	+34.5	-2.0	+32.5
TOTAL	**+119.2**	**+15.2**	**+134.4**

EBITDA can be broken down by region and business as follows:

- **Mexico-Guatemala**

Million euros	9M 2005	vs. 2004
Generation	101.0	+31.3%
Distribution	44.5	+23.3%
TOTAL	**145.5**	**+28.8%**

- **South America**

Million euros	9M 2005	vs. 2004
Generation	40.1	+31.5%
Distribution	185.5	+99.3%
TOTAL	**225.6**	**+82.5%**

- The change in Net Operating Expenses for the entire Latin America region can be broken down as follows:

Million euros	9M 2005	vs. 2004
Net Personnel Expenses	**46.7**	**24.9%**
Personnel	56.0	28.7%
In-house work on fixed assets	(9.3)	52.5%
Net External Services	**84.2**	**20.5%**
External Services	103.2	23.6%
Other operating revenues	(19.0)	39.7%
TOTAL	**130.9**	**22.0%**

The 22.0% increase in Net Operating Expenses is more than 20 points lower than the increase recorded on the Gross Margin, which is up 43.5%.

This can be broken down by region as follows:

Million euros	9M 2005	vs. 2004
Mexico-Guatemala	**43.7**	**+24.1%**
Net Personnel Expenses	9.8	+18.1%
Net External Services	33.9	+26.0%
South America	**87.2**	**+20.9%**
Net Personnel Expenses	36.9	+26.8%
Net External Services	50.3	+17.0%
TOTAL	**130.9**	**22.0%**

- Amortisation and Provisions are up 41.9%, primarily on account of the increase in amortizations linked to the Altamira and La Laguna combined cycle plants in Mexico and the



Termopernambuco plant in Brazil, now fully operational.

The key operating figures for this business are as follows:

INTERNATIONAL (million euros)	9M 2005	Vs.2004
Net Sales	1,388.9	+36.8%
Gross Margin	506.4	+43.5%
EBITDA	371.1	+56.8%
EBIT	263.4	+63.8%

3. - NON-ENERGY BUSINESSES

Million euros	9M 2005	vs. 2004
NET SALES	816.7	+17.4%
GROSS MARGIN	328.4	+18.5%
EBITDA	190.5	+40.9%
EBIT	167.1	+44.9%
NET PROFIT	136.5	+13.7%

The Non-Energy Business saw significant growth in results in all of its lines. Of special note is the 44.9% increase in EBIT resulting from the positive change recorded in EBITDA, up 40.9%. The following table shows the breakdown of the operating profit:

	9M 2005	9M 2004	% Change
EBITDA	***190.5***	***135.2***	**+40.9%**
Iberdrola Inmobiliaria (Real Estate)	98.5	101.2	-2.7%
Engineering and Services	75.8	20.0	+279%
Corporación IBV	16.7	14.8	+12.8%
Other	-0.5	-0.8	-37.5%

- The real estate business was the main driver of these results, contributing 51.7% of the total.

The quarterly seasonality of this business provides for the negative evolution of the EBITDA over the first nine months of 2005 compared to same period of last year.

- It is also worth mentioning the contribution of Iberdrola Engineering and Services, with an EBITDA of 75.8 million euros over the period, almost four times more than in 2004. This is a consequence of the upturn in activities, driven primarily by the Third Party Services, which in this quarter are recorded at the Gross Margin level, as it was already explained.

- IBV Corporation, which is proportionally consolidated following the *application of* IFRS, has contributed 16.7 million euros through its range of industrial business, in line with the results of the previous financial year.

On the other hand, for the 30.1 million euros booked under Results of Companies consolidated using the Equity Method, the biggest contribution is linked to the stake in Gamesa.

The key figures for **IBERDROLA Inmobiliaria** to date are as follows:

- **IBERDROLA Inmobiliaria** business data:

PORTFOLIO OF BUILDABLE AREA RESIDENTIAL USE (m^2)	
Total	**1,652,902**
Under construction	138,324
Under management	221,807
In planning	1,292,771

PORTFOLIO OF BUILDABLE AREA OTHER USES (m^2)	
Total	**436,258**
Under construction	34,535
Under management	54,741
In planning	346,982



- **IBERDROLA Inmobiliaria** Balance Sheet data:

	Million euros
TOTAL ASSETS	1,196
TANGIBLE & REAL ESTATE FOR INVESTMENT ASSETS	507
CURRENT ASSETS	647
SHAREHOLDERS' EQUITY	588
FINANCIAL DEBT	99

- **IBERDROLA Inmobiliaria** Income Statement data

	Million euros	Vs. 2004
NET SALES	271.9	+4.7%
GROSS MARGIN	110.8	-6.2%
EBITDA	98.6	-2.6%
EBIT	95.8	-0.7%
NET PROFIT	52.4	-13.9%

Breakdown of contribution to profits, losses and assets by business

	Sales	Oper. profits	Net profit	Assets
Spanish Business	83.5%	84.0%	85.3%	85.3%
Energy	73.9%	73.8%	71.5%	80.7%
Non-Energy	9.7%	10.2%	13.9%	4.6%
Internacional Business	16.5%	16.0%	14.7%	14.7%
TOTAL	**100%**	**100%**	**100%**	**100%**


IBERDROLA

Balance sheet

January-September 2005

	Million euros	Vs Dec 2004
TOTAL ASSETS	28,958	+10.0%
TANGIBLE & INTANG. FIXED ASSETS	19,908	+6.2%
LONG-TERM INVESTMENTS	2,151	+16.7%
SHAREHOLDERS' EQUITY	9,463	+9.7%
NET DEBT	12,325	+15.5%

At 30 September 2005, Iberdrola's total assets came to 29,958 million euros, highlighting the maintenance of its strong capital position, even taking into account the large volume of investments made over the period (1,354 million euros). The **leverage ratio was 56.6%**, which is 130 basis points higher than in December 2004 with the accounts in IFRS format, mainly affected by the financing of the tariff deviation corresponding to Iberdrola, which in September 2005 rose to 873 million euros. Without this effect, leverage would have come out at 54.8%.

Analysis of the Balance Sheet

1. - FIXED ASSETS


Investments (Jan-Sept. 2005)
Other
3.5%
Distribution
23.6%
Generation
72.9%

Investments in the first nine months of 2005 totalled 1,354 million euros and can be broken down as follows:

Million euros	Jan-Sep 2005	%
Spain	**915**	**67.6%**
Generation	400	
Renewable energy	209	
Distribution	258	
Other	48	
Mexico	**320**	**23.6%**
Generation	316	
Distribution	4	
South America	**59**	**4.3%**
Generation	2	
Distribution	57	
Other International	**60**	**4.4%**
TOTAL	**1,354**	**100.0**

As regards investments in Spain, those made on energy production activities stand out, with 609 million euros that can be broken down as follows:

- 400 million euros on the Generation Business.
- 209 million euros on the Renewables Business.

In Mexico, investments have focused on the Altamira V and VI combined cycle plants (133 million euros) and Tamazunchale (153 million euros). In Brazil, investments have primarily been made on the distribution business, financed by funds generated in Brazil.

The figure given for "Other International" reflects the investments made on Renewables outside of Spain, representing a total of 60 million euros, including the acquisition of an additional 8% in the Greek company Rokas.



2. - SHARE CAPITAL

Share Capital as of 30 September 2005 was comprised of **901,549,181 bearer shares** with a par value of €3 each.

On 2 January 2005, an interim dividend of 0.326 euros per share was paid out for the 2004 financial year, representing a 14.0% increase on January 2004.

Furthermore, at the General Shareholders' Meeting held on 18 March a total dividend of 0.768 euros per share was approved, charged to the 2004 financial year, reflecting an increase of 14.3% per share on the dividend paid in 2004. This confirms the commitment made by Iberdrola to increase shareholder compensation in line with the growth in Net Profit.

On 1 July 2005, an additional dividend of 0.442 euros per share was therefore paid out.

3. - FINANCIAL DEBT

Net financial debt totalled 12,325.4 million euros at the end of September, with financial leverage coming out at 56.6%, 130 basis points higher than the 55.3% seen in December 2004. The figure given for debt includes 873 million euros for financing the tariff deviation corresponding to Iberdrola. Without the effect of this deviation, financial leverage would have been 54.8%, 50 basis points lower than the level seen in December 2004.

With respect to the average cost of debt, it came to 4.56% at 30 September 2005, 7 bp lower than in December 2004.

The debt structure can be broken down by currency and interest rate as follows:

	September 2005	December 2004
Euro	86.5%	86.0%
Dollar	8.1%	9.4%
Real	5.1%	4.4%
Other currencies	0.3%	0.2%
Fixed Rate	52%	58%
Capped	14%	16%
Floating Rate	34%*	26%

** Temporary situation that will change throughout the fourth quarter to reach levels close to 28%*

In line with the policy to minimise financial risks on debt, foreign currency risks have continued to be mitigated through the financing of investments in Latin America in local currencies (the real, in the case of Brazil) or in their functional currencies (dollar in Mexico).

The debt structure per company is shown in the following table:

	September 2005	December 2004
Iberdrola S.A.	84.4%	83.4%
Mexico	5.0%	5.3%
South America	5.6%	5.8%
Renewable energy	2.6%	2.7%
Iberdrola Inmobiliaria and other	2.4%	2.8%
Total	**100%**	**100%**

Debt can be broken down by product type as follows:

	September 2005	December 2004
Euro bonds	37.2%	46.0%
Bonds in other currencies	4.6%	3.5%
Domestic commercial paper	3.8%	3.5%
Euro commercial paper (ECP)	5.6%	4.5%
Euro loans	39.9%	32.5%
Loans in other currencies	8.9%	10.0%
Total	**100%**	**100%**


IBERDROLA

Furthermore, in light of the refinancing policy pursued by IBERDROLA during the first nine months of 2005, the average maturity of debt has increased significantly to nearly 5 years as at September 2005 from 4.3 years recorded at December 2004.


Average maturity of debt (years)
4.3
4.9
Dec.- 04
Sep.- 05

Lastly, the change in financial leverage has been as follows:

Million euros	September 2005	December 2004
Shareholders' Equity	9,463	8,628
Gross Debt	12,889	11,105
Market value of derivatives	119	61
Short term Financial Investments	266	237
Cash	179	134
Net debt	12,325	10,673
Leverage*	56.6%	55.3%

** Without the effect of the tariff deviation the leverage comes out at 54.8%.*

4. - WORKING CAPITAL

Net Working Capital rose to 1,911 million euros, up 1,357 million from the 554 million euros recorded at the end of 2004, with current assets up 1,035 million euros and current liabilities down 322 million euros.

5. - FUNDS FROM OPERATIONS

In September 2005, Funds from Operations totalled 1,667.9 million euros, reflecting an increase of 14.6% on September 2004.



Income Statement
First nine months of 2005
(Unaudited)

Million euros

	September 2005	September 2004	%
NET SALES	8,442.7	6,366.1	32.6
PROCUREMENTS	(4,823.6)	(3,058.4)	57.7
EMISSION ALLOWANCES	(121.3)	-	N/A
GROSS MARGIN	**3,497.8**	**3,307.7**	**5.7**
EMISSION ALLOWANCES	100.5	-	N/A
NET OPERATING EXPENSES	(1,065.9)	(1,008.4)	5.7
Net personnel expenses	(593.7)	(587.8)	1.0
Personnel	(716.0)	(695.1)	3.0
In-house work on fixed assets	122.3	107.3	14.0
Net External Services	(472.2)	(420.6)	12.3
External services	(604.9)	(530.1)	14.1
Other Operating Revenues	132.7	109.5	21.2
TAX	(139.2)	(137.2)	1.5
EBITDA	**2,393.2**	**2,162.1**	**10.7**
AMORTISATION & PROVISIONS	(749.5)	(695.8)	7.7
EBIT	**1,643.7**	**1,466.3**	**12.1**
TOTAL FINANCIAL REVENUES	222.8	156.0	42.8
Financial revenues	144.1	89.7	60.6
Positive exchange rate differences	28.1	13.5	108.1
Capitalised financial expenses	50.6	52.8	(4.2)
TOTAL FINANCIAL EXPENSES	(521.3)	(432.9)	20.4
Interest expenses	(412.2)	(370.7)	11.2
Negative exchange rate differences	(18.6)	(8.1)	129.6
Pension Funds	(19.4)	(22.3)	(13.0)
Change in provisions for short term financial investments	(1.2)	1.6	N/A
Other financial expenses	(69.9)	(33.4)	109.3
RESULTS OF COMPANIES BASED ON EQUITY METHOD	35.7	33.7	5.9
INCOME FROM NON-CURRENT ASSETS	29.9	80.2	(62.7)
PROFIT BEFORE TAXES	**1,410.8**	**1,303.3**	**8.2**
Corporate income tax	(414.3)	(423.4)	(2.1)
Minorities	(12.5)	(6.2)	101.6
NET PROFIT	**984.0**	**873.7**	**12.6**



Balance Sheet
September 2005
(Unaudited)

Million euros

	September 2005	December 2004	Change
FIXED ASSETS	**22,558**	**20,929**	**1,629**
Tangible fixed assets	19,150	18,180	970
Intangible fixed assets	759	565	194
Investment assets	498	342	156
Long-term financial investments	2,151	1,842	309
DEFERRED TAX	**1,200**	**1,230**	**(30)**
CURRENT ASSETS	**5,200**	**4,165**	**1,035**
Nuclear Fuel	217	240	(23)
Inventories	967	1,031	(64)
Accounts receivable	2,931	2,022	909
Taxes receivable	494	389	105
Short term Financial Investments	378	328	50
Cash	179	134	45
Other	34	21	13
TOTAL ASSETS	**28,958**	**26,324**	**2,634**

	September 2005	December 2004	Change
SHAREHOLDERS' EQUITY	**9,464**	**8,628**	**836**
Capital Stock	2,705	2,705	-
Reserves and other	5,665	4,903	762
Profit and Loss	984	1,211	(227)
Interim dividend	0	(294)	294
Minority interest	110	103	7
LONG-TERM PROVISIONS	**1,432**	**1,272**	**160**
DEFERRED REVENUES	**581**	**468**	**113**
FINANCIAL DEBT	**12,889**	**11,105**	**1,784**
DEFERRED TAX	**628**	**596**	**32**
OTHER LONG-TERM LIABILITIES	**359**	**274**	**85**
OTHER SHORT-TERM LIABILITIES	**3,289**	**3,611**	**(322)**
PAYABLE TO CO. ACCOUNTED FOR BY THE EQUITY METHOD	**316**	**370**	**(54)**
TOTAL LIABILITIES	**28,958**	**26,324**	**2,634**



Results by business first nine months of 2005 (Unaudited)

Million euros

	Domestic Energy	International Business	Non-Energy
Net Sales	6,237.1	1,388.9	816.7
Procurements	(3,452.8)	(882.5)	(488.3)
Emission Allowances	(121.3)	-	-
Gross Margin	**2,663.0**	**506.4**	**328.4**
EMISSION ALLOWANCES	100.5	-	-
NET OPERATING EXPENSES	(800.1)	(130.9)	(134.9)
Net personnel expenses	(462.4)	(46.7)	(84.6)
Personnel	(547.4)	(56.0)	(112.6)
In-house work on fixed assets	85.0	9.3	28.0
Net External Services	(337.7)	(84.2)	(50.3)
External services	(443.6)	(103.2)	(58.1)
Other Operating revenues	105.9	19.0	7.8
TAXES	(131.8)	(4.4)	(3.0)
EBITDA	**1,831.6**	**371.1**	**190.5**
Amortisation & Provisions	(618.4)	(107.7)	(23.4)
EBIT / Operating Profit	**1,213.2**	**263.4**	**167.1**
Financial Result	(210.7)	(79.0)	(8.8)
Companies using equity method	(1.4)	7.0	30.1
Income from non-current assets	25.5	(0.6)	5.0
PROFIT BEFORE TAXES	**1,026.6**	**190.8**	**193.4**
Corporate tax and minorities	(323.4)	(46.5)	(56.9)
Net profit	**703.2**	**144.3**	**136.5**

First nine months of 2004

Million euros

	Domestic Energy	International Business	Non-Energy
Net Sales	4,655.4	1,015.3	695.4
Procurements	(1,977.7)	(662.5)	(418.2)
GROSS MARGIN	**2,677.7**	**352.8**	**277.2**
NET OPERATING EXPENSES	(761.0)	(107.3)	(140.1)
Net personnel expenses	(465.3)	(37.4)	(85.0)
Personnel	(547.2)	(43.5)	(104.3)
In-house work on fixed assets	81.9	6.1	19.3
Net External Services	(295.7)	(69.9)	(55.1)
External services	(389.4)	(83.5)	(57.2)
Other Operating revenues	93.7	13.6	2.1
TAXES	(126.3)	(8.8)	(1.9)
EBITDA	**1,790.4**	**236.7**	**135.2**
Amortisation & Provisions	(600.0)	(75.9)	(19.9)
EBIT / Operating Profit	**1,190.4**	**160.8**	**115.3**
Financial Result	(210.5)	(56.2)	(10.3)
Companies using equity method	(6.5)	4.0	36.1
Income from non-current assets	66.2	(0.7)	14.7
PROFIT BEFORE TAXES	**1,039.6**	**107.9**	**155.8**
Corporate tax and minorities	(361.9)	(31.9)	(35.8)
Net profit	**677.7**	**76.0**	**120.0**



Domestic energy business
First nine months of 2005
(Unaudited)

Million euros

	GENER.	RENEW.	DISTRIB.	SUPPLY	CORP.
Net Sales	2,557.5	359.1	1,035.4	2,332.9	(47.8)
Procurements	(1,149.1)	-	(0.2)	(2,341.8)	38.3
Emission allowances	(121.3)	-	-	-	-
GROSS MARGIN	**1,287.1**	**359.1**	**1,035.2**	**(8.9)**	**(9.5)**
EMISSION ALLOWANCES	100.5	-	-	-	-
NET OPERATING EXPENSES	(305.9)	(67.1)	(372.2)	(82.0)	26.9
Net personnel expenses	(149.0)	(9.8)	(139.9)	(46.5)	(117.2)
Personnel	(165.3)	(13.5)	(202.8)	(46.9)	(118.9)
In-house work on fixed assets	16.3	3.7	62.9	0.4	1.7
Net External Services	(156.9)	(57.3)	(232.3)	(35.5)	144.1
External services	(201.3)	(60.4)	(300.1)	(64.3)	182.4
Other Operating Revenues	44.4	3.1	67.8	28.8	(38.3)
Tax	(45.7)	(4.2)	(62.1)	(18.4)	(1.3)
EBITDA	**1,036.0**	**287.8**	**600.9**	**(109.3)**	**16.1**
Amortisation, provisions and other	(293.0)	(104.1)	(177.7)	(21.9)	(21.6)
EBIT / Operating Profit	**743.0**	**183.7**	**423.2**	**(131.2)**	**(5.5)**
Financial Result	(71.7)	(46.0)	(46.4)	(0.8)	(45.9)
Companies using equity method	(3.0)	0.3	1.3	-	-
Income from non-current assets	0.1	-	(0.4)	(0.1)	25.9
PROFIT BEFORE TAXES	**668.4**	**138.0**	**377.7**	**(132.1)**	**(25.5)**
Corporate income tax and minorities	(232.7)	(51.9)	(107.7)	47.3	21.6
NET PROFIT	**435.7**	**86.1**	**270.0**	**(84.8)**	**(3.9)**

First nine months of 2004

Million euros

	GENER.	RENEW.	DISTRIB.	SUPPLY	CORP.
Net Sales	1,979.6	224.2	995.6	1,801.4	(345.4)
Supplies	(616.5)	-	-	(1,694.8)	333.5
GROSS MARGIN	**1,363.1**	**224.2**	**995.6**	**106.6**	**(11.9)**
NET OPERATING EXPENSES	(284.4)	(41.6)	(380.9)	(63.1)	9.1
Net personnel expenses	(144.4)	(7.0)	(142.3)	(44.3)	(127.4)
Personnel	(159.9)	(10.0)	(203.6)	(44.5)	(129.3)
In-house work on fixed assets	15.5	3.0	61.3	0.2	1.9
Net External Services	(140.0)	(34.6)	(238.6)	(18.8)	136.5
External services	(165.3)	(40.5)	(307.8)	(48.9)	173.2
Other Operating Revenues	25.3	5.9	69.2	30.1	(36.7)
Tax	(44.5)	(2.8)	(60.3)	(16.4)	(2.3)
EBITDA	**1,034.2**	**179.8**	**554.4**	**27.1**	**(5.1)**
Amortisation, provisions and other	(269.3)	(104.9)	(182.5)	(20.0)	(23.2)
EBIT / Operating Profit	**764.9**	**74.9**	**371.9**	**7.1**	**(28.3)**
Financial Result	(58.6)	(55.2)	(51.5)	(2.0)	(43.2)
Companies using equity method	(3.1)	(4.6)	1.3	(0.1)	-
Income from non-current assets	36.2	-	15.9	0.3	13.7
PROFIT BEFORE TAXES	**739.4**	**15.1**	**337.6**	**5.3**	**(57.8)**
Corporate income tax and minorities	(258.4)	(7.8)	(106.6)	(1.4)	12.4
NET PROFIT	**481.0**	**7.3**	**231.0**	**3.9**	**(45.4)**



2005 quarterly results (unaudited)

Million euros

	Jan-Mar 2005	Apr-Jun 2005	Jul-Sep 2005
NE NET SALES	2,675.1	2,744.8	3,022.8
PROCUREMENTS	(1,450.3)	(1,588.3)	(1,785.0)
EMISSION ALLOWANCES	(42.1)	(36.5)	(42.7)
GROSS MARGIN	**1,182.7**	**1,120.0**	**1,195.1**
EMISSION ALLOWANCES	34.4	29.8	36.3
NET OPERATING EXPENSES	(303.4)	(372.2)	(390.3)
TAX	(46.9)	(48.0)	(44.3)
EBITDA	**866.8**	**729.6**	**796.8**
AMORTISATION & PROVISIONS	(238.0)	(246.9)	(264.6)
EBIT	**628.8**	**482.7**	**532.2**
TOTAL FINANCIAL REVENUES	85.6	70.2	67.0
TOTAL FINANCIAL EXPENSES	(193.4)	(158.5)	(169.4)
RESULTS OF COMPANIES BASED ON EQUITY METHOD	19.8	5.4	10.5
INCOME ON NON-CURRENT ASSETS	(2.4)	27.8	4.5
PROFIT BEFORE TAXES	**538.4**	**427.6**	**444.8**
Corporate income tax	(187.0)	(118.9)	(108.4)
Minorities	(4.8)	(2.3)	(5.4)
NET PROFIT	**346.6**	**306.4**	**331.0**

2004 quarterly results

Million euros

	Jan-Mar 2004	Apr-Jun 2004	Jul-Sep 2004
NET SALES	2,057.4	2,090.2	2,218.5
PROCUREMENTS	(903.9)	(1,001.6)	(1,152.9)
EMISSION ALLOWANCES	-	-	-
GROSS MARGIN	**1,153.5**	**1,088.6**	**1,065.6**
EMISSION ALLOWANCES	-	-	-
NET OPERATING EXPENSES	(307.8)	(379.9)	(320.7)
TAX	(48.9)	(44.8)	(43.5)
EBITDA	**796.8**	**663.9**	**701.4**
AMORTISATION & PROVISIONS	(225.8)	(226.3)	(243.7)
EBIT	**571.0**	**437.6**	**457.7**
TOTAL FINANCIAL REVENUES	69.1	60.4	26.5
TOTAL FINANCIAL EXPENSES	(171.3)	(147.1)	(114.5)
RESULTS OF COMPANIES BASED ON EQUITY METHOD	12.6	16.9	4.2
INCOME ON NON-CURRENT ASSETS	1.3	24.3	54.6
PROFIT BEFORE TAXES	**482.7**	**392.1**	**428.5**
Corporate income tax	(172.7)	(118.5)	(132.2)
Minorities	(1.4)	(1.9)	(2.9)
NET PROFIT	**308.6**	**271.7**	**293.4**



Statement of sources and uses of funds
First nine months of 2005
(Unaudited)

Million euros

	September 2005	September 2004	Difference
EBIT	1,644	1,466	178
Amortisation	723	676	47
Provisions	27	20	7
Provision for the pension funds	41	36	5
Operating Cash Flow	**2,435**	**2,198**	**237**
Interest paid	(502)	(420)	(82)
Interest received	223	156	67
Dividends received from affiliates	6	2	4
Minority interests	0	0	0
Tax	(410)	(414)	4
Gross Cash Flow	**1,752**	**1,522**	**230**
Dividends paid	(692)	(605)	(87)
Retained Cash Flow	**1,060**	**917**	**143**
Investments	(1,353)	(1,546)	193
Fixed asset disposals	44	134	(90)
Financial asset disposals	0	12	(12)
Tax on investment activities	(4)	(9)	5
Pension payments and other	(79)	(67)	(12)
Total Cash Flow Applications	**(1,392)**	**(1,476)**	**84**
Capital subsidies received	84	61	23
Change in working capital	(1,371)	339	(1,710)
Change in debt	1,619	159	1,460
FX Impact	165	23	142
Change in Gross debt	**1,784**	**182**	**1,602**

IBERDROLA

Stock market evolution



125
120
115
110
105
100
95
31/12/04
13/01/05
26/01/05
08/02/05
21/02/05
06/03/05
19/03/05
01/04/05
14/04/05
27/04/05
10/05/05
23/05/05
05/06/05
18/06/05
01/07/05
14/07/05
27/07/05
09/08/05
22/08/05
04/09/05
17/09/05
30/09/05
Iberdrola
IBEX 35
Stoxx Utilities
Euro Stoxx Utilities

Iberdrola Share	9M 2005	9M 2004
Number of shares outstanding	901,549,181	901,549,181
Closing price for the period	23.25	16.70
Average price over period	20.55	16.58
Average daily volume	7,231,582	6,301,211
Maximum volume (29 June 2005 / 28 June 2004)	57,939,060	42,354,977
Minimum volume (15 August 2005 / 30 March 2004)	917,108	1,338,947
Dividends paid (€)	0.77	0.68
Interim (3 January2005/ 2 January 2004)	0.33	0.29
Additional (1 July 2005 / 1 July 2004)	0.44	0.39
Yield per share (Div paid year / price close of previous year)	4.11%	4.28%

Iberdrola's Credit Rating

Agency	Rating	Outlook
Standard & Poor's (*)	A+	Stable
Moody´s (*)	A2	Negative
Fitch Ratings	A+	Stable

(*) Following the agreement entered into with Gas Natural for the acquisition of assets and subject to the required authorizations:
- S&P has placed the ratings of IBERDROLA on "credit watch with negative implications".
- Moody's has placed the ratings of IBERDROLA on "review for a possible downgrade".



ANNEX. - Iberdrola and sustainability

In the development of their activities, companies can exert great influence on and change their natural and social environment. This makes corporate action a key factor in the global sustainability strategy. True to its corporate objective of generating wealth and well-being, IBERDROLA operates with the vision of "being the preferred company because of our commitment to creating value, improving quality of life and taking care of the environment" and considers its success to depend on the ability to meet contractual commitments with its interest groups by putting the following values into practice: Ethics and Corporate Responsibility, Economic Results, Respect for the Environment, Generate Confidence and a Sense of Belonging. In order to reach the objective described, IBERDROLA has adopted a responsible corporate ethic set forth in the following 10 principles:

1. Comply with the laws in force in the country in which it operates while also adopting international standards and directives where the legal framework has not been adequately developed.

2. Adopt advanced corporate governance practices based on maximum corporate transparency and mutual trust with shareholders and investors.

3. Respect all human rights, especially those whose violation degrades workers collectively, rejecting child labour and forced or obligatory labour.

4. Develop a favourable framework of labour relations based on equality of opportunity and non-discrimination, promoting a safe and healthy environment and facilitating communication with our employees.

5. Develop responsible practices in the value chain: establishing transparent, objective and impartial processes with suppliers and providing clients with all relevant information about the products and services we sell.

6. Strengthen a culture of respect for the natural environment, reducing the environmental impact of the company's activities, defending biodiversity and promoting information and training in this culture.

7. Favour transparency and free market regulations, rejecting practices involving bribery, corruption and other types of contributions for purposes of obtaining advantages for the company, and respecting the rules of open competition.

8. Promote socially responsible actions in those companies in which we have management capacity or shareholder power, while also driving suppliers through the processes of selection and contracting.

9. Drive the means of communication and dialogue with the different collectives related to company activities in order to harmonise corporate values and social expectations.

10. Provide relevant and accurate information about our activities, submitting them to internal external processes of verification that guarantee their reliability and provide incentive for their continuous improvement.



1. - SUSTAINABILITY INDICATORS

Sustainability Indicators	9M 2005	9M 2004
Contribution to GDP (Gross Margin) (*)	0.45%	0.49%
Contribution to GDP (Net Sales) (*)	1.05%	0.85%
Investments on tangible assets (million euros)	1,316.2	1,411.2
Investments on clean generation (million euros)	336.1	435.1
Net profit (million euros)	984.0	873.7
Dividend yield (%)	4.11%	4.28%
CO2 emissions over the period (gr. CO2/Kwh): Total	255	201
CO2 emissions over the period (gr. CO2/Kwh): Spain	230	174
Emission-free production: total (Gwh)	28,019	36,133
Emission-free production: Spain (Gwh)	27,177	35,004
Ratio of emission-free production in Spain to total production (%)	58.4%	71.2%
Total emission-free installed capacity: (MW)	15,765	15,174
Total emission-free installed capacity: (%)	57.8%	62.2%
Emission-free installed capacity: Spain (MW)	15,458	14,867
Emission-free installed capacity: Spain (%)	64.5%	68.5%

(*) Accumulated during H1. Source: GDP data prepared by INE (latest date published Q2 2005)

2. - INDEXES, RATINGS AND AWARDS

Iberdrola's presence in sustainability, corporate reputation and corporate governance indexes

	Rating / Position
Sustainability	
Dow Jones Sustainability World Index 05	77 points / World Utilities Leadership Group Top 3
Dow Jones Sustainability Stoxx Index 05	77 points / European Utilities Leadership Group Top 3
OEKOM	B- / World Utilities Leadership Group Top 3
Corporate reputation	
MERCO 2005	Public Services Industry Leader
Corporate governance	
FTSE ISS Corporate Governance Index (CGI)	Iberdrola has been included in the index

According to the Dow Jones Index, IBERDROLA is among the global leaders in sustainability, obtaining the maximum qualification (100 points) in Investor Relations, Environmental Information and Social Information

IBERDROLA once again occupies one of the top spots among the principal global electricity companies for its contribution to sustainable development, as can be seen in the composition of the Dow Jones Sustainability Indexes 2005/2006, which were released to the public in September. In our sixth consecutive year in the Index, our Company obtained 77 points, close to the 79 granted to the company that was rated first in the sector. Our point total this year is higher than our total in 2004 (72 points), and is also better than the point total obtained by the first-place company last year (76 points). The Dow Jones Index is the main international reference for measuring the



contribution of companies to economic, environmental and social sustainability.

In the "Economic Dimension" section, Iberdrola received 83 points (compared to 74 last year), and its point total increased in almost all sections. Of special note is the highest qualification (100 points out of 100) in Investor Relations, as well as the point totals obtained in Risk and Crisis Management (94) and Price Risk Management (90).

In the "Environmental Dimension", highlights are the point totals received in Environmental Information (100 points), Climate Change (98 points) and Environmental Policy and Management (92 points). In the "Social Dimension", Iberdrola received the highest qualification in Social Information (100 points), and we substantially increased our scores in Commitment to Interest Groups, where we received 86 points, compared to the 75 obtained in 2004.

Inclusion in this Index strengthens Iberdrola's global reputation and makes the Company part of a select group of companies that meet the demanding criteria for action in the most diverse aspects of their activity. Iberdrola's leadership in the Dow Jones is recognition of its commitment to sustainability, reflected in the Company's Vision and the commitment in its Strategic Plan to the environment and clean energy.

Recognition

IBERDROLA, leader in transparency of environmental and social information, according to the Pacific Sustainability Index of energy companies worldwide

IBERDROLA is among the leaders of energy companies and utilities worldwide in the Pacific Sustainability Index (PSI) by the Roberts Environmental Center of Claremont McKenna College (USA). The index analyzed the sustainability reports of the largest energy companies worldwide in the Fortune Global 500 and the Fortune 1000 of US companies. IBERDROLA is in first place in the sections of Environmental Information and Social Information, and is number two in the general ranking of 46 companies, only behind National Grid Transco (Great Britain).

IBERDROLA receives the Company of the Year award by the Spanish Chamber of Commerce in the United States

The Board of Directors of the Spanish Chamber of Commerce in the United States highlighted the corporate path that IBERDROLA has taken and its contributions to improving Spain's international image.

3. - COMMITMENT TO THE ENVIRONMENT

IBERDROLA registers its thermal plants in the National CO2 Emissions Register

IBERDROLA has registered its thermal electricity generation plants in the National CO2 Emissions Register (RENADE), managed by IBERCLEAR, as part of its compliance with the Kyoto Protocol and the European Directive. This organisation, attached to the Ministry for the Environment, will open the accounts in which the rights allocated for each thermal installation by the National Allocation Plan (NAP) and the sales operations carried out in the European market are recorded.

IBERDROLA acquires credits for the emission of two million tonnes of CO2 from the GG-CAP carbon fund

IBERDROLA has reached an agreement to acquire two million credits from the Greenhouse Gas Credit Aggregation Pool (GG-CAP), carbon fund, managed by Natsource, which will allow it to emit two million tonnes of CO2 between 2006 and 2012. Thanks to this agreement, the Company is certain to meet its commitments derived from the application of the Kyoto Protocol at a lower cost than that being negotiated on the European CO2 markets, which is about 20 euros per credit. The GG-CAP carbon fund, in which 26 European, North American and



Japanese companies participate, will acquire these credits from projects that prevent CO_2 emissions in developing countries that have ratified the Kyoto Protocol but that are exempt from reducing their emissions between 2008 and 2012.

Iberdrola's participation in clean development mechanism (CDM) projects

The government has approved IBERDROLA's project in Guatemala as a clean development mechanism (CDM). The designated National Spanish authority has agreed to consider the Las Vacas hydroelectric plant (Guatemala), a project led by IBERDROLA, as a clean development mechanism (CDM), one of the flexibility elements included in the Kyoto Protocol. Specifically, the plant obtained CDM accreditation for a period of 21 years starting from 1 January 2004. The 45 MW Las Vacas plant, which has been up and running since May 2002, will enable an estimated annual reduction of around 90,000 tonnes of CO_2 (1,897,620 tonnes over the entire period). IBERDROLA's participation on CDMs is in line with the company's global strategy to cope with climate change and is being pursued despite the fact that it has one of the generation capacities with the lowest level of emissions in Spain.

IBERDROLA's Global Environmental Management System

IBERDROLA has confirmed its position as the market leader for environmental management, with the implementation and certification of a large part of the organisation for its Environmental Management Systems based on the UNE-EN-ISO 14001 standard, covering 100% of plants for the production of electrical energy from thermal, nuclear and hydroelectric sources, the running and maintenance of 73% of wind-farms, etc. With this favourable situation from the outset, IBERDROLA has now taken a further step forward with the launch of an ambitious project to set up IBERDROLA's Global Environmental Management System, whose scope includes the generation, distribution and marketing of electricity, the transport, distribution and marketing of gas, and the marketing of other products and services. Its main objective is to ensure the integration of environmental management at the highest level into IBERDROLA's strategic process.

4. - CONTRIBUTION TO SOCIAL DEVELOPMENT

For IBERDROLA, the key events of 2005 for social aspects were as follows:

Specific projects

- **"Andalusia Technology Corporation" Foundation.** IBERDROLA participated as a sponsor. Its objective is to contribute to the scientific, technological and social development of Andalusia in order to improve the productivity of Andalusian companies.

- **Business and disability programme.** IBERDROLA is actively involved in this programme, launched by the Fundación Empresa y Sociedad and Fundación ONCE.

- **OPTIMA programme.** IBERDROLA has joined the programme, launched by the Instituto de la Mujer to promote equal opportunities for men and women at companies.

- **Corporate volunteer programme.** IBERDROLA has launched a programme to promote and channel its employees' volunteer activities in the solidarity field.

- **Family responsible business certificate.** the Fundación +Familia is analysing the policies adopted by IBERDROLA to reconcile work and home lives in order to be able to grant our company the family responsible certificate (planned for the end of 2005).



- **Presentation of the GRI Guide for SMEs.** Together with BBVA, IBERDROLA is promoting and sponsoring a series of workshops presenting the GRI Guide "In five steps".

Sponsorships

- **Art and culture programme.** the main sponsorship actions have included: restoration and illumination of Toledo Cathedral, IV Centenary of Don Quixote de la Mancha, Salamanca 2005 - Plaza Mayor de Europa, "The Aztec Empire" exhibition at the Guggenheim museum in Bilbao, illumination of various historical monuments and renovation of the Castillo de Javier (Navarra)

- **Education and training programme.** the initiatives supported include: doctoral thesis on the Sierra de Atapuerca fields, IBERDROLA's course at Bilbao engineering school, the "Energy Pathway" project with the region of Madrid and the framework agreement with the Valencia Chamber of Commerce for the holding of sessions and seminars, and participation in nine corporate social responsibility days, showcasing IBERDROLA's strategies and experiences, participation in 5 summer courses organised by Spanish universities focused on sustainability and CSR.

- **Environmental programme.** IBERDROLA has supported various initiatives, including: campaign to promote solar energy Madrid solar, "Manual on the Kyoto Protocol", for the Fundación Tormes-EB and various events focusing on the environment in Castilla-La Mancha, Murcia and other regions.

Other initiatives

- **Valencia consultative council.** The IBERDROLA Consultative Council was created in Valencia, similar to the councils already in place in Castilla y León and Andalusia.

- **IBERDROLA Foundation Conference for 2005.** At the 2005 conference, various social projects were presented for grants along with innovative initiatives in the social action field.

5. - CORPORATE GOVERNANCE

The highlights for Corporate Governance over the first nine months of 2005 were as follows:

Appointments:

At the General Meeting on 18 March 2005, shareholders voted to ratify the appointment of Sebastián Battaner Arias, and to re-elect for the maximum term possible under Spanish law and the corporate bylaws of 5 years, the Executive Vice-chairman and Chief Executive Officer José Ignacio Sánchez Galán and the board members Víctor de Urrutia Vallejo, Ricardo Álvarez Isasi, José Ignacio Berroeta Echevarría, Juan Luis Arregui Ciársolo, Julio de Miguel Aynat and Sebastián Battaner Arias, who will continue in the offices held previously on the Board of Directors.

In addition, on 20 April 2005, the Board of Directors agreed that its members Javier Aresti y Victoria de Lecea and José Luís Antoñanzas Pérez-Egea will leave their posts after reaching the retirement age stipulated in the bylaws and Santiago Mayner Oyarbide and José Antonio Fernández Rivero will resign from their positions as members of the Board of Directors.

In order to fill the positions left vacant by Santiago Mayner Oyarbide and José Antonio Fernández Rivero, the company's Board of Directors agreed to appoint, in accordance with the co-opting procedure and subject to ratification at the first General Shareholders' Meeting to be held, the shareholders Xabier de Irala Estévez and Jesús María Cadenato Matía, who were respectively submitted by the institutional shareholders BBK and BBVA, as members of the Board of Directors of IBERDROLA,



S.A., classified as External Proprietary Directors. In addition, it was agreed to appoint the director Jesús María Cadenato Matía to sit on the Executive Delegate Commission and approve the classification of the director José Ignacio Berroeta Echevarría as an External Independent Director.

Lastly, at the Board meeting held on 22 June 2005, the company's Directors voted to appoint the director Xabier de Irala Estévez to sit on the Audit and Compliance Committee.

Reports and other resolutions

On 23 February 2005, the Board approved the Annual Report on Corporate Governance for 2004, in accordance with the form required by Circular 1/2004 of 17 March of the Spanish Securities Exchange Comission (CNMV). On the same date, the Board approved the Audit and Compliance Committee's activity report for 2004, which is intended to contribute to the development of Corporate Governance best practices by publishing information on the annual activities of this Committee.

Lastly, on 23 February the Board of Directors also resolved to develop provisions on the right to information prior to General Shareholder's Meetings, representation and remote voting, as provided for in the corporate bylaws in order to make it easier for shareholders to exercise these rights at the General Shareholders' Meeting held on 18 March.

Disclosure

One of our Company's core Corporate Governance principles is to promote maximum transparency in the information – financial and other – provided to shareholders and markets. In line with this commitment, in the first half of 2005, the Company maintained a high level of activity with regard to information for institutional investors and financial analysts, which no doubt contributed to the excellent performance of Iberdrola's stock over the period.

Furthermore, the Spanish Securities Exchange Comission (Comisión Nacional del Mercado de Valores) was provided with information on all the relevant events concerning the Company's Corporate Governance, such as the notice to attend, documentation and resolutions from the General Meeting held on 18 March details of the members who have been appointed and who have resigned from the Board of Directors, and information on the Company's results for the first half of 2005.



Spanish Securities Exchange Commission (CNMV): Key Events and Other Communications in the third quarter of 2005

Event	Registration No.
The Company communicates on financial results for H1 2005.	59679/18930
The Company communicates that it has reached a cooperation agreement with Gamesa in the Greek renewable energies market for the acquisition of 56 MW of wind capacity for an amount of about 78 million euros.	59834
The Company communicates the agreement with Gas Natural for the future sale of assets after the acquisition of Endesa.	60737
The Company publishes a presentation on the agreement with Gas Natural for the acquisition of assets.	19136
The Company announces that it has signed an agreement with the German company ETERNEGY to buy the Polish company MVV ETERNEGY POLSKA.	60878


IBERDROLA

IBERDROLA, S.A.
Investor relations
Phone: 00 34 91 784 2804
Fax: 00 34 91 784 2064
investor.relations@iberdrola.es

Security Reference **Version: 5.0.13**

GENERAL

INFORMATION CORRESPONDING TO :

PERIOD Third Quarter **YEAR** 2005

I. IDENTIFICATION OF THE ISSUER

Name:
IBERDROLA, S.A.

Registered office:	**Tax identification no.:**
c/ CARDENAL GARDOQUI, 8 - 48008 BILBAO	A48-010615

Persons assuming responsibility for this information, indicating rank and powers of attorney by virtue of which they represent the company:	**Signature:**
JOSE LUIS SAN PEDRO GUERENABARRENA Administration, Control and Regulation Manager By virtue of powers of attorney granted in deed no. 659 executed in Bilbao on 8 March 1994 before the notary Mr. José María Arriola Arana.	

A) QUARTERLY ADVANCE OF RESULTS
(Consolidated information shall be completed exclusively in the column applicable under prevailing legislation.)

		SEPARATE		CONSOLIDATED SPANISH GAAP		CONSOLIDATED IFRS ADOPTED	
		Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year
NET TURNOVER (1)	0800	2,497,669	1,918,405			8,442,487	6,366,129
PRE-TAX PROFIT / PRE-TAX PROFIT ON CONTINUED OPERATIONS (2)	1040	580,592	165,465			1,410,848	1,303,346
PROFIT/LOSS FOR THE YEAR ON CONTINUED OPERATIONS (3)	4700					996,543	879,876
PROFIT FOR THE YEAR (4)	1044	664,183	182,419			996,543	879,876
Profit/loss attributed to minority shareholders/minority interests	2050					-12,569	-6,202
PROFIT/LOSS FOR THE YEAR ATTRIBUTABLE TO PARENT / PROFIT/LOSS FOR THE YEAR ATTRIBUTABLE TO EQUITY HOLDERS OF PARENT	2060			0	0	**983,974**	**873,674**
SUBSCRIBED CAPITAL	0500	2,704,648	2,704,648				
AVERAGE NUMBER OF EMPLOYEES	3000	2,547	2,536			16,844	16,685

B) EVOLUTION OF BUSINESS

(Although abridged, due to the brief nature of this quarterly report, the information included in this section must allow investors to form an adequate opinion on the activity performed by the company or its group and the results obtained during the period covered by this quarterly report, as well as its financial position and net worth and other essential information regarding the general state of affairs of the company or its group. Finally, a clear distinction should be made between comments referring to consolidated financial statements and those, if any, referring to separate financial statements.)

SEE ANNEX.

C) BASES OF PRESENTATION AND VALUATION POLICIES

(The financial and accounting data and information included in this regular public report should be prepared in accordance with the principles and criteria for recognition and measurement stipulated in prevailing legislation for drawing up financial and accounting information to be included in the annual accounts corresponding to the annual period to which this report refers. If, by exception, the generally accepted accounting criteria and principles stipulated in the corresponding legislation have not been applied to the data and information attached hereto, this fact and the underlying reasons should be stated, indicating the effect that such non-application could have on the net worth, the financial position and the results of the company or its consolidated group. Furthermore, and with a similar scope, any modifications in respect of the last audited annual accounts that may have been made in the accounting principles used in drawing up the attached information must be mentioned and explained. If the same accounting policies, criteria and principles have been applied as in the last annual accounts, and if the latter were drawn up in accordance with the prevailing accounting standards applicable to the company, this should be expressly stated. If any adjustments and/or reclassifications have been made during the preceding period in pursuance of prevailing legislation, to allow for changes in accounting policies, correction of errors or changes in the classification of accounting items, the necessary quantitative and qualitative information shall be included in this section to understand those adjustments and/or reclassifications.)

The consolidated financial and accounting information included in this regular public report has been prepared in accordance with the International Financial Reporting Standards (IFRS), as adopted by the European Commission following the procedure established in Regulation (EC) No 1606/2002 of the European Parliament and of the Council of 19 July 2002.

The foregoing is applicable to both the quarterly information advanced for this year and the comparative information given for last year.

Consequently, it differs from that used in the last audited consolidated annual accounts, which were prepared in accordance with the prevailing Spanish GAAP.

This notwithstanding, the 2004 consolidated annual accounts included, in Note 29, a reconcilement of the main equity items under the Spanish GAAP and the IFRS, describing the principal effects of the conversion to IFRS.

The accompanying consolidated financial statements have been drawn up in accordance with the accounting principle established for the First-Time Adoption of International Financial Reporting Standards (hereinafter IFRS), including the International Accounting Standards (IAS), the interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC) and the Standing Interpretations Committee (SIC).

It should be borne in mind that:

- This information was prepared entirely by the company and has not been audited.

- The standards currently issued and adopted by the European Union are subject to the interpretations emitted from time to time by the IFRIC. The IASB (International Accounting Standards Board) may also issue new standards, which could be applicable to the financial years commencing as from 1 January 2005.

- The changes deriving from these issues or from the evolution of practice in the sector could also affect certain decisions or interpretations made by the IBERDROLA Group when preparing this information.

As a result of the effects of these changes on the final consolidated financial statements for 2004, to be published for comparative purposes in the 2005 annual accounts, and on the interim financial statements, the latter could differ from the information presented in this report owing to the retrospective application of new or modified accounting standards.

Finally, no set-off has been made in the accompanying financial information of transactions that could be considered to exist on the electricity generation market by Iberdrola Generación, S.A. and Iberdrola, S.A. (as supply undertaking). This is provisional and currently under study within the sector.

The average number of employees does not include 93 workers in special employment situations this year and 125 last year, in the separate and consolidated statements.

The increased number of employees in respect of last year is due to the inclusion under the IAS of a number of companies in the consolidated group that were not included under the GAAP.

D) DIVIDENDS DISTRIBUTED DURING THE PERIOD:

(All dividends effectively paid since the beginning of the financial year must be mentioned).

		% of nominal	Euro per share (x.xx)	Amount (thousand euro)
1. Ordinary Shares	3100	25.6	0.77	692,390
2. Preference Shares	3110			
3. Redeemable Shares	3115			
4. Non-Voting Shares	3120			

Additional information on the distribution of dividends (interim, final, etc.)

The interim dividend for 2004 was paid on 3 January 2005, at the rate of 0.326 euro per share.

The final dividend for 2004 was paid on 1 July 2005, at the rate of 0.44208279 euro per share.

E) SIGNIFICANT EVENTS (*)

		YES	NO
1. Purchases or transfers of shares in the capital of companies listed on the Stock Exchange giving rise to the obligation to report pursuant to the Stock Market Act s. 53 (5% and multiples)	3200	X	
2. Purchases of treasury shares giving rise to the obligation to report pursuant to Supplementary Provision 1 of the Corporations Act (1%)	3210	X	
3. Other significant increases or reductions of fixed assets (stakes of over 10% in unlisted companies, significant investments or divestments in fixed assets, etc.)	3220	X	
4. Increases and reductions of share capital or the value of stocks	3230		X
5. Issues, repayments or cancellations of debentures and notes	3240	X	
6. Changes of Directors or the Board of Directors	3250	X	
7. Alterations to the Bylaws	3260		X
8. Conversions, mergers or demergers	3270	X	
9. Changes in the institutional regulations of the sector with a material effect on the economic or financial position of the Company or Group	3280	X	
10. Lawsuits, litigations or contentious proceedings that may significantly affect the financial position of the Company or Group	3290		X
11. Situations of bankruptcy, temporary receivership, etc.	3310		X
12. Special agreements for the limitation, assignment or waiver, in full or in part, of voting and economic rights corresponding to the company's shares	3320		X
13. Strategic agreements with national or international groups (exchange of blocks of shares, etc.)	3330		X
14. Other significant events	3340	X	

(*) Put an "X" in the appropriate box, enclosing, if affirmative, an explanatory annex specifying the date of notice to the National Stock Market Commission and the Stock Exchange Management Company

F) ANNEX EXPLAINING SIGNIFICANT EVENTS

SEE ANNEX.

IBERDROLA IBE-WATCH June 2005

investor.relations@iberdrola.es T: + 34 91 784 28 04 F: + 34 91 784 20 64

UPCOMING EVENTS

2005 FIRST HALF RESULTS: JULY 21th, 2005
Video-broadcast live. At 12:00 (Madrid time) / 11:00 (GMT). IBERDROLA Corporate building.

IBERDROLA´s Net Electricity Production (provisional) (*)

	April - June 2005			Year 2005		
SPAIN	GWh	% Weight	Vs 2004	GWh	% Weight	Vs 2004
Hydro	2,318	16.5%	-38.2%	4,466	14.5%	-49.1%
Nuclear	4,348	31.0%	-31.0%	10,794	35.0%	-17.5%
Coal	1,265	9.0%	-19.0%	3,246	10.5%	-4.0%
Fuel-Oil	671	4.8%	79.4%	1,871	6.1%	196.5%
Combined Cycle	3,366	24.0%	90.1%	6,247	20.3%	70.4%
Cogeneration	348	2.5%	2.4%	724	2.3%	1.5%
Renewables	1,700	12.1%	37.8%	3,470	11.3%	27.2%
Wind	1,507		41.9%	3,152		32.3%
TOTAL	14,016	100.0%	-8.6%	30,818	100.0%	-6.5%
Demand	22,746		+3.4%	48,368		+5.9%
Hydro Reservoir levels at 06.30.05				36.5% (4,120 GWh)		
LATAM	GWh	% Weight	Vs 2004	GWh	% Weight	Vs 2004
Hydro	258	5.6%	-33.5%	474	5.1%	-34.0%
Combined Cycle	4,241	91.7%	19.4%	8,515	92.5%	20.1%
Cogeneration	125	2.7%	33.0%	220	2.4%	15.8%
TOTAL	4,624	100.0%	14.6%	9,209	100.0%	15.1%
Demand (managed)	6,664		+5.3%	13,184		+7.4%
GROUP	GWh		Vs 2004	GWh		Vs 2004
TOTAL NET PRODUCTION	18,640		-3.8%	40,027		-2.3%
TOTAL DEMAND	29,410		+3.8%	61,552		+6.2%

(*) Production acorded to the consolidation method used

Spanish Energy Balance (Provisional. Source: Red Eléctrica de España, S.A.)

	April - June 2005		Year 2005	
	GWh	Vs 2004	GWh	Vs 2004
Hydro	6,258	-26.7%	11,270	-38.1%
Nuclear	11,699	-25.7%	27,185	-14.9%
Coal	17,910	3.4%	38,096	5.1%
Fuel-Oil	2,183	61.7%	5,783	101.9%
Combined Cycle	11,518	82.9%	22,102	81.4%
GROSS PRODUCTION O. Regime	49,568	0.7%	104,435	2.9%
Own consumption	-2,127	5.6%	-4,557	11.0%
Special Regime	12,934	14.7%	26,851	14.7%
NET PRODUCTION	60,375	3.2%	126,729	4.9%
Pumping consumption	-1,710	49.0%	-3,124	44.1%
International Exchanges	361	N/A	1,008	N/A
DEMAND IN TRANSMISSION	59,026	5.2%	124,612	7.0%

Wholesale Market data

	April – June 05	Year 2005
Daily Market average price (€ / MWh)	49.55	51.50
Total Markets average price (€ / MWh)	52.04	53.24
Iberdrola's market share	25.4%	26.9%

investor.relations@iberdrola.es T: + 34 91 784 28 04 F: + 34 91 784 20 64

Stock Market

	Iberdrola	Ibex 35	EuroStoxx Utilities
April - June 2005			
Max (Date)	21.82 (06/30/05)	9,783.2 (06/30/05)	337.65 (06/30/05)
Min (Date)	19.99 (04/04/05)	8,985.0 (04/27/05)	309.10 (04/18/05)
Quartely Change	8.13%	5.66%	8.15 %
Year 2005			
Max (Date)	21.82 (06/30/05)	9,783.2 (06/30/05)	337.65 (06/30/05)
Min (Date)	18.40 (01/05/05)	8,945.7 (01/12/05)	298.80 (01/13/05)
Yearly Change	16.68%	7.74%	12.19%

Iberdrola, Ibex35 & EuroStoxx Utilities in 2005
(January 1 - June 30)


120
115
110
105
100
95
Iberdrola
IBEX 35
EUROSTOXX Utilities

Ratios	
Market Capitalization (06/30/05)	19,672
P/E (price at 06/30/05 / EPS 04)	16.3
P/BV (price at 06/30/05 / Equity 04)	2.3

Dividend Information	
Gross Interim (01/03/05)	0.326
Gross Final (07/01/05)	0.442
Dividend Yield (Div. paid / Close price 04)	4.11%

investor.relations@iberdrola.es T: + 34 91 784 28 04 F: + 34 91 784 20 64

Financials

	First Quarter 2005	
	Euro MM	Vs. March 2004 (%)
Gross Margin	1,182.7	+2.5%
EBITDA	866.8	+8.8%
EBIT	628.8	+10.1%
Profit before taxes	538.4	+11.5%
Net profit	346.6	+12.3%

	Euro MM	Vs. March 2004
Total Assets	27,542	+1,334
Equity	8,641	+14
Net Debt	10,797	+112
Capex	420	-29

	Q1 2005	Q1 2004
EPS	0.38	0.35
CFPS	0.62	0.58
Gearing	55.5%	55.3%

	Rating	Outlook
S&P	A+	Stable
Moody's	A2	Negative
Fitch	A+	Stable

Sustainability

	Rating / Situation
Dow Jones Sustainability World Index	72 points / Worldwide Utilities Top 3 Leadership Group
Dow Jones Sustainability Stoxx Index	72 points / European Utilities Top 3 Leadership Group
OEKOM	B- / Worldwide Utilities Top 3 Leadership Group

Investor Relations Team
Ignacio Cuenca
Juan Pardo de Santayana
Juan José Zúñiga
Carmen Domínguez

IBERDROLA

First half results 2005

Quarterly report


IBERDROLA

NET PROFIT UP 12.5% TO 653 MILLION EUROS

Strong investments in Spain and the evolution of the International Business, growth drivers

- Combined cycle production in Spain increases 70.4%.
- Wind-energy production is up 32.3%.
- The kWh produced in Mexico and Brazil are up 15.1% over the same period of 2004.
- The capacity brought into service by Iberdrola over the last 12 months totalled 2,487 MW (76% in Spain).

Gross Operating Profit (EBITDA) increases 9.3% to 1,596 million euros

- Net Operating Profit (EBIT) is up 10.2% to 1,111.5 MM €, in line with the growth in EBITDA.

Renewables & International contribute 26% to total EBITDA

- In the Renewable Energy Business, EBITDA totalled 189.7 MM € (+53%).
- In the International Business, EBITDA rose 59% to 230.8 million euros.

Operating Efficiency continues improving

- Net Operating Expenses are down 1.8%.

Financial Leverage drops to 55.0%

- Investments made over the period totalled 993 million euros.
- Interim dividend paid in H1 2005 amounted to 294 million euros.



Basic figures for the businesses

Operating Data		H1 2005	H1 2004	%
Installed capacity	**MW**	**26,354**	**23,867**	**10.4**
Gas combined cycle	MW	6,084	4,383	38.8
Renewable energy	MW	3,280	2,664	23.1
Hydroelectric	MW	9,127	9,067	0.7
Nuclear	MW	3,335	3,329	0.2
Fuel-oil	MW	2,888	2,888	-
Coal	MW	1,247	1,247	-
Cogeneration	MW	393	289	36.0
Net Production	**GWh**	**40,027**	**40,975**	**-2.3**
Gas combined cycle	GWh	14,762	10,756	37.2
Renewable energy	GWh	3,470	2,727	27.2
Wind energy	GWh	3,152	2,383	32.3
Hydroelectric	GWh	4,940	9,493	-48.0
Nuclear	GWh	10,794	13,084	-17.5
Fuel-oil	GWh	1,871	631	196.5
Coal	GWh	3,246	3,381	-4.0
Cogeneration	GWh	944	903	4.5
Energy Distributed	**GWh**	**61,552**	**57,932**	**6.2**
Customers	**No (mil.)**	**17.5**	**17.1**	**2.3**
Workforce	**No.**	**11,257**	**11,572**	**-2.7**



Operating Data		H1 2005	H1 2004	%
Spain				
Installed capacity	**MW**	**23,065**	**21,177**	**8.9**
Gas combined cycle	MW	3,200	2,000(*)	60.0
Renewable energy	MW	3,280	2,664	23.1
Hydroelectric	MW	8,820	8,760	0.7
Nuclear	MW	3,335	3,329	0.2
Fuel-oil	MW	2,888	2,888	-
Coal	MW	1,247	1,247	-
Cogeneration	MW	295	289	2.1
Net Production	**GWh**	**30,818**	**32,977**	**-6.5**
Gas combined cycle	GWh	6,247	3,666	70.4
Renewable energy	GWh	3,470	2,727	27.2
Wind energy	GWh	3,152	2,383	32.3
Hydroelectric	GWh	4,466	8,775	-49.1
Nuclear	GWh	10,794	13,084	-17.5
Fuel-oil	GWh	1,871	631	196.5
Coal	GWh	3,246	3,381	-4.0
Cogeneration	GWh	724	713	1.5
Energy Distributed	**GWh**	**48,368**	**45,660**	**5.9**
Tariff	GWh	28,703	28,935	-0.8
Commercial	GWh	19,665	16,725	17.6
Gas Supplies	**GWh**	**24,663**	**15,508**	**59.0**
Customers	GWh	11,190	8,502	31.6
Gas combined cycle	GWh	13,472	7,006	92.3
Customers	**No. (mil.)**	**9.7**	**9.5**	**2.1**
Gas market share (total)	**%**	**13.0%**	**9.7%**	**34.0**
Workforce (parent company)	**No.**	**8,403**	**8,685**	**-3.2**
Latin America				
Installed capacity	**MW**	**3,289**	**2,690**	**22.3**
Gas combined cycle	MW	2,897	2,383	21.6
Hydroelectric	MW	299	307	N/A
Cogeneration	MW	93	0	N/A
Production	**GWh**	**9,209**	**7,998**	**15.1**
Gas combined cycle	GWh	8,515	7,090	20.1
Hydroelectric	GWh	474	718	-34.0
Cogeneration	GWh	220	190	15.8
Energy distributed (under management)	**GWh**	**13,184**	**12,272**	**7.4**
Customers (managed)	**No. (mil.)**	**7,8**	**7,6**	**2.6**
Workforce	**No.**	**2,854**	**2,887**	**-1.1**

Note: Installed Capacity and Production data in accordance with the consolidation method used.

(*) 1,600 MW in operation and 400 MW in testing period.



Market data		H1 2005	H1 2004
Market capitalisation (30/06/05)	Million €	19,672	15,642
Earnings per share (half-year)	€	0.72	0.64
Net operating cash flow per share (half-year)	€	1.2	1.1
PER	Times	16.3	14.7
Price/Book Value (Capitalisation to NBV at end of period)	Times	2.2	1.8

Economic / financial data

Income Statement		H1 2005	H1 2004
Net Sales	Million €	5,419.9	4,147.6
EBITDA	Million €	1,596.4	1,460.7
EBIT	Million €	1,111.5	1,008.6
Net Profit	Million €	653.0	580.3

Balance sheet		H1 2005	December 2004
Total assets	Million €	28,872	26,159
Shareholders' equity	Million €	9,114	8,628
Net financial debt	Million €	11,133	10,685
ROE	%	14.1%	13.2%
Financial Leverage (Net Debt / Net Debt + Shar. Eq)	%	55.0%	55.3%
Debt / equity ratio	Times	1.2	1.2



Operating Highlights

- The first half of the year was characterised by a number of challenging conditions, with a very low level of hydroelectric production combined with a reduction in nuclear production after the Vandellós and Cofrentes plants were temporarily stopped for refuelling, and scheduled maintenance works at Guardo's thermal plant, in addition to high fuel prices. This environment has been marked by strong growth in demand for electricity, which has been fulfilled without any major incidents to report, thanks to the investments made on new technologies.

- The major investments made by the company on generation since the start of the Strategic Plan have enabled IBERDROLA to record only a limited drop in production in an extremely dry semester, with hydroelectric and nuclear production down 48% and 17.5% respectively. In Spain, combined cycle plants have doubled their contribution to make up 20.3% of total production, with renewable energies accounting for 11.3%. The Group's total production came out at 40,027 GWh.

- Operating Profit improved significantly, both in gross terms (EBITDA +9.3%) and in net terms (EBIT +10.2%), reflecting the efficiency improvements achieved, which have made it possible to reduce Net Operating Expenses by -1.8%.

- The Renewable and International Businesses, both with strong increases in Operating Profit, are once again the main growth drivers of the Group:

  - Renewables: EBITDA up 52.5% to 189.7 million euros, driven by a 32.3% increase in wind energy production.
  - International: EBITDA up 59% to 230.8 million euros thanks primarily to the good development of businesses in Mexico and Brazil.

- Net Profit rose to 653 million euros (+12.5%).

Development of the Strategic Plan

1. - INVESTMENTS IN GENERATION

Over the first six months of 2005, IBERDROLA brought 1,117 MW of additional capacity into service (463 MW during the second quarter), taking the total installed capacity up to 26,354 MW.

Combined cycle plants accounted for the majority of the new capacity in operation, with the Aceca plant (400 MW) launched in Q2 and the La Laguna (500 MW) plant in Mexico brought online in Q1. During the first half of the year, a further 74 MW of renewable energies and 44 MW of traditional generation capacity were brought into service.

1.1 SPAIN

> **Combined cycle plants**

Iberdrola's combined cycle plant capacity in Spain totalled 3,200 MW at the end of H1, corresponding to the Castellon, Castejon (Navarra), BBE (Vizcaya), Tarragona and Santurce plants, the first two Arcos de la Frontera generating units and Aceca (400 MW). By the end of 2005, Iberdrola plans to have 4,000 MW in operation, with this figure to rise to 5,600 MW by the end of 2007.

The Santurce plant entered into service on January 4, 2005, followed by Arcos on February 23, 2005.

The adjusted load factor for combined cycle plants over the first half of the year was 71.3%.

Aceca combined cycle plant

The Aceca plant in Villaseca de la Sagra (Toledo) was brought into service with gas on schedule on July 2, with an installed capacity of 400 MW. On April 2, it was connected to the grid for the first time and in the first few days of Q2 it started operating tests.

Project	Capacity (MW)	Start of operations
Castellón A	800	2002
Castejón	400	2002
BBE	200	2003
Tarragona	200	2004
Santurce	400	2004
Arcos I and II	800	2004
Aceca	400	2005
Arcos III	800	2005
Escombreras	800	2006
Castellón B	800	2007
TOTAL	5.600	

> **Renewable Energy**

At June 30, 2005, Iberdrola had an installed capacity of 3,280 MW (2,965 MW on wind-farms and 315 MW on mini-hydro plants), confirming Iberdrola's position as the world leader on wind energy in terms of installed capacity. For 2008, the goal is to take the installed capacity up to 5,500 MW, with 4,500 MW to be located in Spain and 1,000 MW outside of Spain.


Installed capacity (MW)
(proportional)
+23.1%
3,280
2,664
H1 2004
H1 2005

Operating capacity

Over the first half of 2005, the company brought an additional 74 MW into service compared with the end of 2004, corresponding to:

- New facilities brought online: Bonete (10 MW).
- Capacity added to existing wind facilities. This represents: 6 MW for the Cantalojas wind-farm, 3 MW for Molinos del Cidacos, 8.5 MW for Grado, 27.9 MW for Bordecorex Norte, 15.3 MW for Serra da Meira, 1.5 MW for Larriba-Hornillos and 2.07 MW for Préjano-Enciso.

Capacity under construction

IBERDROLA has begun work on building four wind-farms in the municipalities of Maranchón and Luzón (Guadalajara) with a capacity of 130 MW, following on from two facilities that are already in the assembly phase and another plant that is scheduled to begin being set up shortly, giving the Maranchón Wind-farm Complex a total capacity of 208 MW. The investments planned for these seven facilities come to approximately 188 million euros.

In concrete terms, the company started work on building the 30 MW El Cabezuelo facility, which has 15 G87 Gamesa wind turbines (2 MW nominal capacity). In addition to this facility, there is the Clares wind-farm (32 MW), with 16 wind turbines that are the same as the previous ones; Escalón, with 30 MW and 15 wind turbines; and Luzón-Norte, with 38 MW and 19 wind turbines. All of them will be connected to the Fuentes de la Alcarria substation. These four facilities will be added to the other two, which are already in the wind turbine assembly phase: Maranchón I and Maranchón IV, with 18 MW and 48 MW of capacity respectively. In addition, work to build the Maranchón Sur (12 MW) plant is scheduled to begin shortly.

1.2 LATIN AMERICA

Mexico

In Q1, IBERDROLA brought into service the La Laguna II combined cycle plant in the state of Durango (Mexico), with an installed capacity of 500 MW. IBERDROLA has been assured the sale of all of the energy produced by this new combined cycle plant over the next 25 years. With La Laguna II



plant brought into service, IBERDROLA has confirmed its position as the leading private electricity producer in Mexico and number two in the country after the state-owned CFE. The Company now has 2,694 MW of installed capacity in operation, corresponding to the Monterrey III (1,037 MW), Altamira III and IV (1,036 MW) and La Laguna II (500 MW) combined cycle plants and the Enertek cogeneration plant (120 MW).

Furthermore, IBERDROLA is building another two combined cycle plants in Mexico: the 1,121 MW Altamira V plant (Tamaulipas), which will enter into service in November 2006, and the 1,135 MW Tamazunchale plant, which is scheduled to be brought into service in June 2007, representing the two biggest generation contracts awarded in this country to date. The Company now has power generation projects representing a combined total of around 5,000 MW in Mexico, in line with the targets set in its Strategic Plan.

Project	Capacity (MW)	Operational status
Enertek	120	100% operational
Monterrey	1,037	100% operational
Altamira IV	1,036	100% operational
La Laguna	500	100% operational
Altamira V	1,121	2006
Tamazunchale	1,135	2007
Total	**4,949**	

In addition, IBERDROLA recently launched its renewable energy operations in Mexico and is developing a number of projects in the state of Oxaca for over 200 MW.

Brazil

In Brazil, Iberdrola has the 450 MW Itapebí hydroelectric plant (175 MW of which are attributable to Iberdrola), whose three generation units are operating at full capacity and the Termopernambuco combined cycle plant, which has an installed capacity of 520 MW (203 MW attributable to Iberdrola). On cogeneration, the company has an operating capacity of 93 MW.

With respect to renewable energy, IBERDROLA awarded Wobben Windpower the contract for the supply, assembly, start-up, running and maintenance of the Rio do Fogo wind farm (50 MW), located in the state of Rio Grande do Norte, for a total of 45.2 million euros. This is the first facility with such characteristics that the Company will put into service in this country. The company awarded this contract is a Brazilian subsidiary owned by the German company Enercon, which has undertook to complete the construction and put the wind farm into service in 2006. IBERDROLA has signed a 20-year contract with Eletrobrás for the supply of the energy produced at Rio do Fogo.

1.3 EUROPE

Greece

IBERDROLA is a strategic partner of the biggest producer of wind energy in Greece, Rokas, in which it has a 26% stake. In line with the agreement signed in December last year (under which Iberdrola acquired 21% of this company), the Company increased its stake by 5% in H1 2005. The Rokas Group aims to reach 600 MW of installed capacity over the next few years, some 200 MW of which are already operational. Greece représents a key market for the development of IBERDROLA's objectives for renewable energy. Indeed, this country has major potential in this business, given that it now has 470 MW of wind power in operation and a target of 2,000 MW has been set for 2010.

Portugal

Following Iberdrola's decision to enter the Portuguese wind market by sealing an agreement with Gamesa last year to acquire the 18 MW Catefica wind farm, which is scheduled to enter into service over the second half of 2005, Iberdrola set up Aeolia with two Portuguese partners in order to



develop renewable energies in Portugal, first identifying locations and then building new wind farms. In Portugal, IBERDROLA already has 75 MW in development and is negotiating for permits to set up 174 MW.

Furthermore, it has an agreement with Gamesa for the acquisition of 250 MW in operation in Portugal and the joint promotion of further wind farms. In H2 2005, Iberdrola plans to bring the Catefica wind-farm into service. Iberdrola sees this country as a high-potential, high-growth market for the renewable energy sector, with only 300 MW of wind capacity at year-end 2003 out of the 3,750 MW set as the target for 2010. Within this context, Iberdrola aims to bid for more wind-farm generation capacity, with contracts to be awarded by the Portuguese government shortly.

In addition to this, Iberdrola continues to be a key shareholder in two Portuguese companies: EDP (5.7%) and Galp Energia (4%).

Germany, France, Italy and the UK

In line with the company's strategy to promote renewable energies, various agreements have been sealed with local developers in Germany, France and Italy:

- IBERDROLA has signed an agreement with the German company Eternegy, which is specialised in the development of wind farms in Europe, to buy 201 MW of capacity at various stages of development in France and Germany. In concrete terms, IBERDROLA is set to acquire 107 MW under development in Germany and 94 MW in France, which will be incorporated into the company's subsidiaries in these two countries: IBERDROLA Regenerative Energien GmbH and IBERDROLA Énergies Renouvelables SAS.

- IBERDROLA has concluded an agreement with the German developer P&T Technology and its financial services subsidiary EECH AG to buy wind-farm development rights from them in France (131.7 MW) and Italy (200 MW).

- IBERDROLA has sealed an agreement with Total and OPT for the development of wave power projects, and will start to look into locations in France.

Furthermore, in line with IBERDROLA's interest in developing the international market for renewable energies, the company has opened up new offices in Rennes (France), Birmingham (UK) and Rome (Italy). IBERDROLA has various projects to build wind-farms in these countries, in addition to its interests in Greece, Portugal, Mexico, Brazil and Germany.

The company has also joined the Board of Directors of the European Wind Energy Association (EWEA), which aims to actively promote the development of wind farms in Europe and around the world.

Trading

The Company is developing a major trading business in Europe, with operations in Austria, Belgium, France, Germany, the Netherlands, Portugal, Spain and Switzerland. The Company aims to ramp up these energy buying and selling activities in the short term to include other countries in Europe such as Poland, Greece, the United Kingdom and Italy. The trading business is run out of Madrid with a support office in Zurich. The highlights of H1 2005 were as follows:

- The launch of operations for the capacity acquired from NUON, aiming for 87.6 million KWh in 2005.

- The participation since April 5 – the launch date – in the daily capacity auctions for exporting energy from Germany to France, enabling IBERDROLA to optimise its contractual position in Germany, France, and Spain.

- The launch of emission right buying-selling operations in order to optimise Iberdrola's generation portfolio.



2.- DISTRIBUTION

2.1 SPAIN


Demand: +5.9%
TIEPI: 0.82
Quality of service: +7.0%

At June 30, 2005, IBERDROLA had some 9.7 million customers in Spain, reflecting the addition of around 130,000 new customers year-on-year.

The level of energy distributed rose to 48,368 GWh, up 5.9% on the same period in 2004. This growth has consistently come out at over 5% over the last few years, and is even more significant in peak demand, with successive record levels of consumption, up from 12,668 MW in the winter of 2000/2001 to 16,976 MW in the winter of 2004/2005, representing an increase of 34% over four years.

In H1 2005, Iberdrola's ICEIT (Installed Capacity Equivalent Interruption Time) came to 0.82 hours, a 7% improvement from 0.88 hours on the same period in 2004, and 27% from the level seen for the same period in 2003 (1.13 hours). Maintaining this level of quality represents a historical record for Iberdrola, especially considering the particularly adverse climatologic conditions seen over the first few months of the year. This has been made possible thanks to the new infrastructures brought into service and the maintenance and development work carried out on existing facilities, making it possible to meet the surge in demand without any significant incidents to report.

2.2. LATIN AMERICA

At June 30, IBERDROLA had 7.8 million customers managed in the region, and the energy distributed managed totalled 9,209 GWh (+15.1%). During the first half of the year, the distribution companies of Iberdrola in Brazil (Coelba, Cosern and Celpe) have been entitled to additional tariff adjustments which meant a 1% increase over the tariff reviews carried out by the Brazilian government in Q3 2004. In April 2005, Celpe had its four-yearly tariff review. In addition, for Coelba and Cosern, the recognition of the regulatory asset base has been adjusted on a retroactive basis.

3.- SUPPLY

3.1 ELECTRICITY

> Spanish business: eligible electricity customers

In H1 2005, IBERDROLA sold 16,064 GWh on the domestic market (+1,522 GWh), with some 843,000 customers, representing an additional 555,000 customers year-on-year.

In June, IBERDROLA reached its 100,000th green energy customer in Spain. Out of all the green energy contracts offered by the company, 98% correspond to residential customers and small businesses, with the remaining 2% covering large industries and government bodies.

In the first six months of the year, IBERDROLA opened its first two stores outside of its traditional market in Seville and Zaragoza, following the stores opened previously in Madrid and Bilbao.

- Portuguese business

After strengthening its focus on Portugal, with the creation of its Portuguese subsidiary IBERDROLA Portugal in 2004, IBERDROLA has stepped up its supply activity, and now has a share of nearly 12% of this country's liberalised market, with 1,300



contracts signed for an annual consumption in excess of 1,100 million kWh. As such, the Company plans to takes its share of the Portuguese supply market up to between 15% and 20% over the next five years, with a portfolio of more than one million customers.

3.2 GAS

> ***Spain***

Procurement:

Proactive policy to guarantee supplies
In the infrastructure sector, IBERDROLA has a 25% stake in the Bahía Bizkaia Gas (BBG) regasification plant and a 30% interest in the Sagunto plant. These plants have two 150,000 m^3 LNG storage tanks, which are able to receive one large methane vessel every four days, making it possible for them to unload in less than 12 hours, significantly strengthening the Spanish gas system.

Elsewhere, the company has a 12% stake in the Medgaz gas pipeline, which, with a capacity of 8 bcm (billion cubic meters) a year, will connect Algeria's gas fields directly with Spain after it comes into service in 2009, after being rated as a priority by the Spanish council of ministers only a few weeks ago.

CORES (Corporación de Reservas Estratégicas de Productos Petrolíferos) certifies that IBERDROLA has exceeded the minimum requirements for reserves
Regarding the diversification of its gas supplies, IBERDROLA has one of the most reliable ranges of natural gas procurements of the Spanish gas system. In this respect, it is worth mentioning that IBERDROLA has exceeded the minimum level of safety reserves required for natural gas in accordance with the legislation in force, as certified recently by the Corporation for Strategic Petroleum Product Reserves (Corporación de Reservas Estratégicas de Productos Petrolíferos, CORES), attesting to the reliability of the company's sourcing and supply system. Following the inspection carried out by this entity after the Royal Decree came into force, IBERDROLA has been accredited as having 42 days of gas reserves, compared with the 35 required by law, enabling it to fulfil the contracts signed with its customers without any problems at all.

The reserves of the Company, which this year aims to provide 13% of the total gas consumed on the Spanish market, are stored in underground storage facilities, tanks at the regasification plants in Barcelona, Bilbao and Huelva, in transport in the gas pipelines and on methane tankers near to the regasification terminals where they are going to unload. It is important to note that the above-mentioned Royal Decree, published in August last year, governs the obligation to maintain backup gas supplies in order to service customers with firm levels of consumption in emergency situations. In these cases, the company would be able to harness its reserves and ENAGAS would be responsible for putting them on the grid in order to guarantee supplies for IBERDROLA's customers.

The total volume of gas supplied by IBERDROLA in H1 2005 is up +59% to 24,663 GWh, giving it a 13.0% share of the total market, including gas supplies for both end customers and combined cycle plants. IBERDROLA now has supply contracts in place for over 6.75 bcm per year for the Spanish market, and it is the second biggest developer of gas infrastructures in Spain, thanks to its interests in the Bilbao and Sagunto regasification plants and the Medgaz underwater gas pipeline.

> ***Europe***

IBERDROLA is the only Spanish power company involved in the opening up of the French gas market. After entering the market after being awarded 330,000 MWh in an auction organised by Gaz du Sud Ouest (GSO), a subsidiary of Totalfina-Elf, under the auspices of the French Commission on Energy Regulation, IBERDROLA has sealed its first gas sales on the liberalised French market with Ford and ADA. Indeed, IBERDROLA will supply both



of these companies with 330,000 MWh of gas in France from mid-2005 to mid-2008, placing all of the 330,000 MWh that were granted to it in the GSO auction and that it undertook to supply in the south west region of France.

4.- RATIONALISATION AND OPTIMISATION OF FINANCIAL RESOURCES

Taking advantage of the excellent conditions prevailing in the financial markets in H1 2005, IBERDROLA has improved the conditions of its financial debt both in terms of cost and increasing the average maturity, while maintaining its policy of minimizing the volatility of the financial expenses.

IBERDROLA signs a seven-year loan for 1,200 million euros

On May 13, IBERDROLA concluded a seven-year syndicated loan for 1,200 million euros with 16 leading financial entities. The transaction is split into two tranches both with same maturity: a 500 million euros syndicated loan that replaces the club-deal loan signed in May 2004, and a 700 million euros revolving loan facility. The loan tranch has a floating rate referenced to Euribor with a 0.17% margin (compared with 0.275% in the previous transaction), while the revolving line has a 0.15% margin, which represents the lowest margin on record for such kind of transactions among Spanish companies.

The operation's goal is to take advantage of the excellent conditions available at present on the banking market in order to finance IBERDROLA's general financing needs and refinance the five-year Club Deal loan set up by the Company in May 2004 for 500 million euros, improving its conditions.

500 million euro 10-year bond issue on the euro market

On June 10, IBERDROLA closed a 10-year bond issue for 500 million euros on the euro bond market with a 3.50% coupon (equivalent to mid swaps plus 32 bp), the lowest ever achieved by a Spanish business for a financing operation of this type. This issue will enable the company to refinance its debt under very favourable conditions while increasing its average maturity, following a principle of financial prudence, and continuing to finance the investments provided for in its Strategic Plan.

The bonds were placed with around 50 European investors, primarily mutual funds, insurance companies, pension funds and banks. The placement was rated as a resounding success with the market, even more so because of the volatility seen over the last few months. The transaction confirms, once more, the financial standing and low-risk profile of IBERDROLA, which are reflected in the company's total accessibility for the various financing markets.

This operation, which marks IBERDROLA's return to the European bond market and has become a new reference for the market, replaces the company's other five-year bond, which matured in May.

Restructuring of credit lines
IBERDROLA has agreed with its main financial entities, to sign three-year bilateral credit lines for a total amount of 500 million euros aiming to strengthen its liquidity instruments.

In addition, the amount of 364-days credit lines has been reduced to 230 million euros.

Liquidity
As a consequence of this strengthening of its liquidity instruments, the rating agency Moody's has rated the liquidity of Iberdrola as "excellent" in its latest review of June 2005.



5.- NON-ENERGY BUSINESSES

IBERDROLA Inmobiliaria closed out H1 2005 with 21 residential developments under construction, representing a total of 1,578 homes. The key operations carried out in Q2 included:

- Investment in Rosas (Gerona) for a 533-home residential development. This operation is moving on to a ground development phase and another home development phase. Both phases are planned for 2007 and 2009 respectively. The land investment comes to 18.4 million euros.

- Investment in the Las Minas sector (Ciudad Real) for a 110-home residential development. This operation is scheduled for 2010, with a land investment of 3.4 million euros.

- Signature of an agreement with the municipality of Valladolid to restore a historical building with a view to converting it into a five-star hotel.

- Investment in a new 62-home residential development in Lardero (Logroño), with work scheduled to finish in 2007.

For its part, **IBERDROLA Ingeniería y Construcción** carried out various operations in Q2, including:

- Awarding of a contract to strengthen the electricity infrastructure in the states of Baja California Sur, Chihuahua, Sonora, Durango and Tamaulipas in Mexico for 55 million dollars.

- Awarding of a contract for the building and installation of the electricity infrastructure in the Mexican states of Chihuahua and Nuevo León for 67.7 million dollars.

- Awarding of a contract for a turnkey project to build a dispatch generation centre for the AES combined cycle plant in Cartagena, with a capacity of 1,200 MW. This project will take place over 10 months.

- Awarding of a contract to develop in just 6 months a wind-farm operation and control centre for Corporación Eólica SA (CESA) in Madrid, covering 26 wind parks with a total capacity of 800 MW, in addition to 23 substations.

6. - SHAREHOLDER COMPENSATION

As approved at the General Shareholders' Meeting on March 18, IBERDROLA paid out a gross additional dividend for 2004 of 0.442 euros per share – 0.375 euros after tax – representing an increase of 14.3% on the previous year. The company had already paid out an interim dividend of 0.326 euros per share (gross) on January 3 on the profits for 2004. In this way, the total dividend for the year comes out at 0.768 euros per share (gross), up 14.3% on the total dividend paid out for 2003. This increase reflects the company's commitment to increasing the remuneration of its shareholders in the same proportion as growth in its net profit

7. – THE BOARD OF DIRECTORS APPOINTS Mr. IGNACIO GALAN SUCCESSOR OF Mr. IÑIGO DE ORIOL AS CHAIRMAN OF IBERDROLA

On April 20, 2005, the Board of Directors voted that when Iñigo de Oriol e Ybarra retires as Chairman of the Company's Board of Directors, in accordance with the internal statutes governing the Board of Directors, he will be replaced in this position by the current Executive Vice-chairman and Chief Executive Officer, José Ignacio Sánchez Galán.

During the meeting, the members of the Board of Directors emphasized the extraordinarily brilliant and exemplary career of Iñigo de Oriol at the helm first of Hidroelectrica Española, and later of IBERDROLA, agreeing that he will doubtless be regarded as one of the most emblematic entrepreneurs the Spanish electricity industry has ever had.

The Board of Directors also stressed the model way in which Mr. Oriol proposed his replacement as the top executive of IBERDROLA: in an orderly and logical fashion and with no surprises, which will serve to eliminate uncertainties. The Board also emphasize that Mr. Oriol successfully appointed an executive as Ignacio Galan to head the Company, and noted his decision to propose him as his successor, after four intense years of teamwork and a trajectory that is beyond reproach.



Analysis of H1 2005

Energy production

	GWh	vs. 2004		% Weight
Gas combined cycle	14,762	4,006	37.2%	36.9%
Renewable energy	3,470	742	27.2%	8.7%
Wind energy	3,152	769	32.3%	-
Hydroelectric	4,940	-4,553	-48.0%	12.3%
Nuclear	10,794	-2,290	-17.5%	27.0%
Fuel-oil	1,871	1,240	196.5%	4.7%
Coal	3,246	-135	-4.0%	8.1%
Cogeneration	944	41	4.5%	2.4%
TOTAL NET PRODUCTION	**40,027**	**-949**	***-2.3%***	***100.0%***
ENERGY DISTRIBUTED	**61,552**	**6.2%**		

Energy Production: Spain

	GWh	vs. 2004	% Weight
Gas combined cycle	6,247	70.4%	20.3%
Renewable energy	3,470	27.2%	11.3%
Wind energy	3,152	32.3%	-
Hydroelectric	4,466	-49.1%	14.5%
Nuclear	10,794	-17.5%	35.0%
Fuel-oil	1,871	196.5%	6.1%
Coal	3,246	-4.0%	10.5%
Cogeneration	724	1.5%	2.3%
TOTAL NET PRODUCTION	**30,818**	**-6.5%**	**100.0%**
ENERGY DISTRIBUTED	**48,368**	**5.9%**	
LEVEL OF HYDROELECTRIC RESERVES AT 06/30/05	**36.5% (4,120 GWh)**		

Note: Production data in accordance with the consolidation method used

Energy Production: Latin America

	GWh	vs. 2004	% Weight
Gas combined cycle	8,515	20.1%	92.5%
Hydroelectric	474	-34.0%	5.1%
Cogeneration	220	15.8%	2.4%
TOTAL NET PRODUCTION	**9,209**	**15.1%**	**100.0%**
ENERGY DISTRIBUTED (managed)	**13,184**	**7.4%**	

Note: Production data in accordance with the consolidation method used



1. - PRODUCTION: SPAIN

The Group's net production in Spain came to 30,818 GWh in H1 2005, successfully limiting the fall in production to 6.5% in one of the driest half-years on record over the last 60 years, with hydroelectric production down 49.1%, combined with a 17.5% reduction in nuclear production after the Cofrentes and Vandellós plants were temporarily stopped for refuelling, and scheduled maintenance works at Guardo's thermal plant. This demonstrates the importance of the major investments made on combined cycle and renewables, which together accounted for around 32% of Iberdrola's total production in Spain over the half-year period.

Furthermore, these exceptional circumstances aforementioned are not likely to happen again during H2 2005 given the end of the refuelling at the nuclear plants and the finishing of the maintenance works at the thermal plants.

The most notable events registered are:

- +70.4% increase in combined cycle production up to 6,247 GWh, doubling its contribution to total production, accounting for 20.3% compared with 11.1% in H1 2004. Over the first six months of this year, the combined cycle technology has consolidated its position as the second biggest contributor to total production in Spain.

- Wind energy production increased 32.3 %, taking the weighting of renewable energies facilities up to 11.3% in the generation mix for the semester.

- Iberdrola achieved a **26.9% share of the wholesale production market** in H1 2005. In comparative terms, energy production can be broken down as follows:

	H1 2005	H1 2004
Gas combined cycle	20.3%	11.1%
Renewable energy	11.3%	8.3%
Hydroelectric	14.5%	26.6%
Nuclear	35.0%	39.7%
Fuel-oil	6.1%	1.9%
Coal	10.5%	10.3%
Cogeneration	2.3%	2.2%
Total	**100%**	**100%**

With respect to CO_2 emissions, the percentage of total emission-free production in Spain rose to 60.8% (18,730 GWh) with 219 gr. CO_2 per KWh.

2. - PRODUCTION: LATIN AMERICA

In Latin America, total production is up 15.1% to 9,209 GWh, with the majority (92.5%) generated by the combined cycle plants.

	Production	Change
Mexico (combined cycles)	**7,744**	**10.8%**
South America	**1,465**	**44.9%**
Combined cycles	771	648.5%
Hydroelectric	474	-34.0%
Cogeneration	220	15.8%
Total	**9,209**	**15.1%**


IBERDROLA

The growth seen in this region is primarily due to the Monterrey (1,037 MW), Altamira (1,036 MW), Enertek (120 MW) and La Laguna (500 MW) plants operating at full capacity, with the latter brought *into service* on March 15, in addition to the contribution of the Termopernambuco plant in Brazil. With regard to hydroelectric energy, the Itapebí plant in Brazil has been working without incidents, being the drop in production attributed to the extraordinary contribution recorded in 2004 coming from the sale of its surplus production to the pool.

3. - MARKET: SPAIN

In the domestic market, Iberdrola's total demand measured on the grid is up 5.9% to 48,368 GWh, once again confirming Iberdrola's position as the leader in the Spanish distribution market (tariff + commercial: 39.4% market share). The company now has 9.7 million customers representing an increase of around 130,000 year-on-year.


Commercial
41%
Tariff
59%

4. - MARKET: LATIN AMERICA

The evolution of demand for Iberdrola's three distribution companies in Brazil is reflected in the following table:

Energy Distributed (GWh) (managed)	H1 2005	vs. 2004
Coelba	5,654	8.5%
Cosern	1,706	10.3%
Celpe	4,175	8.8%
Total	**11,535**	**8.9%**

It is worth highlighting that during the first half of the year, the distribution companies of Iberdrola in Brazil (Coelba, Cosern and Celpe) have been entitled to additional tariff adjustments which meant a 1% increase over the tariff reviews carried out in Q3 2004. In April 2005, Celpe had its four-yearly tariff review. In addition, for Coelba and Cosern, the recognition of the regulatory asset base has been adjusted on a retroactive basis.



Analysis of results for the period (Unaudited)

January- June 2005

The most notable aspects of the results for H1 2005 are as follows:

	MM €	vs. 2004
NET SALES	5,419.9	+30.7%
GROSS MARGIN	2,302.7	+2.7%
BASIC MARGIN	2,366.9	+5.6%
EBITDA	1,596.4	+9.3%
EBIT	1,115.5	+10.2%
NET PROFIT	653.0	+12.5%

1. - NET SALES

The Group's Net Sales totalled 5,419.9 million euros in H1 2005, up 30.7% on the same period in 2004, reflecting the positive contribution of all of the Group's businesses: the Domestic Energy business, the main growth driver, rose 33.1%, the International business 23.1%, and the Non-Energy business 25.6%.

The main factors driving this change in each of the businesses were as follows:

- In the Domestic Energy Business, the 33.1% increase in Net Sales reflects the increases recorded on Generation (21.3%) and Supply (31.8%), positively affected by the higher prices, Renewables (52.5%) by the increase in production and installed capacity, and Distribution (3.0%), in line with the increase in its regulated revenues.
- In the International business, Net Sales is up 23.1% to 830.2 million euros. Mexico is the region that made the biggest relative contribution (60.8%). Also of note is the increase in Net Sales in Brazil, primarily as a result of the increase in demand and upward readjustment in tariffs.
- On Non-Energy businesses, Net Sales is up 25.6% to 540.8 million euros, as a result of the activity in the real estate business, in addition to including Iberdrola Ingenieria in accordance to IFRS, and others.


International
15.3%
Non-energy
10.0%
Domestic energy
74.7%



On the other hand, and regarding the tariff deviation generated over the first half of 2005, it is necessary to take the following aspects into consideration:

1) On a sector basis, the aforementioned tariff deviation for H1 2005 might reach an amount close to 1,422 million euros.

2) In accordance with Royal Decree-Law 5/2005 of March 11, the provisional share for the financing of such tariff deviation comes out at 35.01% for Iberdrola, representing approximately 498 million euros before taxes.

3) In addition, in order to support the accounting treatment of the tariff deviation, the following aspects have been factored:

   a) Articles 15 to 20 of the Electricity Sector Law 54/1997 of November 27, governing the economic regime of the various sector activities. In general terms, the remuneration of the generation activities is established in those articles accordingly to the prices resulting from the functioning of a liberalised market.

   b) The precedent set by the recognition in full of the tariff deviation for 2000, 2001 and 2002 (Art 94.2 Law 53/2002).

   c) The objectives set in IAS 18: An "ordinary revenue is recognised when it is probable that future economic benefits flow to the company and the amount of revenue can be measured reliably".

As is already known, although in the existing regulatory framework this deviation is borne by the generation companies, the services rendered by this business complies with all the requirements included in that rule:

- Revenues can be measured reliably, as generation prices are determined by the pool.
- The periodic C.N.E. settlements explicitly specify the revenues corresponding to each generator. However, there are not enough revenues collected by the distribution companies.

In light of the factors outlined above, it is possible to conclude that there are currently enough reasons for the confirmation at the end of the current fiscal year of the recoverability of the tariff deviation that might arise during 2005.

2. - GROSS MARGIN

On a consolidated level, the Gross Margin came out at 2,302.7 million euros, representing an increase of 2.7% in relation to the same period in 2004. As outlined below, the Gross Margin of the Domestic Energy Business includes the CO2 emission allowances cost which has totalled 78.6 million euros over the period. The following contrasting aspects can be highlighted regarding the evolution of the Gross Margin in each business:

2.1. - DOMESTIC ENERGY BUSINESS

The Gross Margin has dipped slightly (-3.1%), down to 1,786.6 million euros:

- The change in the Gross Margin for the Generation Business in Spain (854.4 million euros, -9.0%) can be explained in the following context:

- The production in the ordinary regime is down 9.9% in a half-year period marked by a sharp fall in hydroelectric production in Spain (-49.1%) combined with a 17.5% reduction in nuclear production due to the Cofrentes (100% owned by Iberdrola) and Vandellós (28% Iberdrola; 72

% Endesa) nuclear power plants being stopped temporarily for refuelling.

- Increase in fuel costs because of the change in the production mix (less hydroelectric and nuclear production and greater thermal production) and a context of higher fuel prices, reflected in a 120.8% increase in procurement costs.
- 78.6 million euros booked as expenses for emission rights consumed during the period.
- Higher pool price, which has been reflected in a 21.3% increase in Net Sales.

- On Renewables, Net Sales is up 52.5% to 237 million euros, in line with the 32.3% increase in wind energy production in relation to H1 2004, with installed capacity 23.1% higher. The Gross Margin on the Renewables business now represents 21.7% of the total Gross Margin obtained by Iberdrola's generation assets in Spain.

- For its part, the Gross Margin from Distribution grew 3.0% (685.1 million euros) in line with the increase in the remuneration on the regulated business recognised in the tariff for 2005.

- The Supply business saw its Gross Margin fall 70.5 million euros to 17.9 million euros, due to the lower margins as a consequence of the high pool prices recorded over the period. In addition, in H1 2004 there was an extraordinary contribution of 11 million euros from resettlements of energy sales, TPA fees and energy purchases of years 2000 and 2001.

2.2. - INTERNATIONAL BUSINESS

The Gross Margin came out at 318.2 million euros, reflecting growth of 38.2%, resulting from the good performance of the Group's businesses in the region.

- In Mexico-Guatemala, the Gross Margin was 121.9 million euros (+30.7%), representing an increase of 28.7 million euros. This increase primarily reflects the contribution to results made by the 500 MW La Laguna combined cycle plant after it was brought into service in Q1, and secondly the efficiency improvements at the Monterrey plant (I and II) which meant an 8 million euro increase in the Gross Margin.

- In Brazil, the Gross Margin is up 43.4% (196.3 million euros), thanks to the growth in demand and the additional tariff increases of 9-10% adopted at the Coelba, Cosern, and Celpe distribution companies in December 2004, correcting upward the initial tariff review. For Coelba and Cosern, the recognition of the regulatory asset base has been adjusted on a retroactive basis from 2003 onwards in these tariff adjustments for 2005. In addition, Celpe had its four-yearly tariff review in April 2005.

2.3. - NON-ENERGY BUSINESSES

These contributed 197.8 million euros to the total Gross Margin, reflecting an increase of 29.4 million euros, primarily generated by **IBERDROLA Inmobiliaria** and **Corporación IBV**, which, following the application of the IFRS, is now proportionately consolidated. The results can be broken down as follows:

Million euros	H1 2005	H1 2004	Change % MM
IBERDROLA Inmobiliaria	88.4	72.1	16.3
Corporación IBV	70.4	65.1	5.3
IBERDROLA Ingeniería, services & other	39.0	31.2	7.8
TOTAL	**197.8**	**168.4**	**29.4**

3. - EBITDA / GROSS OPERATING PROFIT

Consolidated EBITDA increased 9.3% as a result of the positive evolution in the Gross Margin and the 1.8% reduction in Net Operating Expenses.

The 1.8% reduction in Net Operating Expenses has been achieved thanks to the moderation in traditional businesses and an increase in new businesses in connection with the upturn in activity. The highlights include:



- The moderate evolution in Personnel Costs (+1.4%).

- A 38.2 million euro increase (+10.4%) in External Services linked to the upturn in activity in connection with the new combined cycle and renewable facilities. This also includes 9 million euros in costs for the second stage of nuclear fuel cycle (Enresa).

- A 46.9 million euro increase in Other Operating Revenues, primarily reflecting work carried out for third parties by IBERDROLA Ingeniería and other services rendered, booked for the Non-Energy business. Furthermore, this item includes revenues that are no longer recorded as Extraordinary Results under IFRS.

Net Operating Expenses can be broken down as follows:

Million euros	H1 2005	Vs. 2004
Net Personnel Expenses	392.5	-0.9%
Personnel	475.1	1.4%
In-house work on fixed assets	-82.6	13.5%
Net External Services	283.1	-3.0%
External Services	404.9	10.4%
Other operating revenues	-121.8	62.6%
TOTAL	**675.6**	**-1.8%**

The **Traditional Energy Business workforce** is down 3.2% compared with the same period in 2004 to 8,403 employees, with the Domestic Energy Business' Gross Margin falling by a similar proportion, down 3.1%. As such, the Gross Margin to employee ratio has remained stable in the Domestic Energy Business, as can be seen in the following table.

MM €	H1 2005	H1 2004	Chge. %
Gross Margin (Domestic Energy Business) (mm €)	1,786.6	1,843.5	-3.1
Domestic Ener. Bus. Workforce (Spain)	8,403	8,685	-3.2
Gross Margin / employee ratio (thousand euros)	212.6	212.2	-0.2

On the other hand, the Tax item is up 5.3% to 89.8 million euros, mainly due to the reduction in Latin America resulting from the application of IFRS.

Furthermore, EBITDA includes 14.4 million euros for the net effect of emission rights. This figure reflects 64.2 million euros for revenues on emission allowances granted to IBERDROLA and 78.6 million euros booked at the Gross Margin level for the consumption of emission rights.

4. - EBIT / NET OPERATING PROFIT

EBIT rose 10.2% to 1,111.5 million euros compared with the same period in 2004, with this rise driven by the operating evolution already mentioned combined with the change in Amortizations and Provisions (+7.3%).

Amortizations are up 5.6% to 470 million euros.

Provisions are up 7 million euros.

MM €	H1 2005	H1 2004	Chge. %
Amortizations	470	445	+5.6
Provisions	15	8	+98.8
TOTAL	**485**	**452**	**+7.3**



5. - FINANCIAL RESULT

The **Financial Result** came to 196.1 million euros, 3.8% higher than in the same period in 2004. This increase was mainly due to the 11.2% increase in interest expenses in a half-year period marked by a higher average debt balance in relation to the same period in 2004. Nevertheless, the average cost of debt was reduced from 4.89% in the same period in 2004 to 4.57%.

MM €	H1 2005	H1 2004	Chge. %
Financial Revenue	155.8	129.6	+20.2
Financial Expense	-351.9	-318.4	+10.5
TOTAL	**-196.1**	**-188.8**	**+3.8**

6. - RESULTS OF COMPANIES CONSOLIDATED BY THE EQUITY METHOD

The Results of Companies Consolidated by the Equity Method rose 4.3 million euros to 25.2 million euros, with 77% of the results contributed by Non-Energy up to 19.5 million euros. Following the implementation of IFRS, EDP and REE have been removed from the scope of consolidation.

The results can be broken down as follows:

MM €	H1 2005	H1 2004	Chge. %
Non-Energy	19.5	25.3	-22.9
Other	5.7	4.2	35.7
TOTAL	**25.2**	**29.5**	**-14.6**

7. - NET PROFIT

Lastly, Net Profit rose to 653.0 million euros, up 12.5% on the same period in 2004, in line with the change seen on Operating Income. Profit before Taxes grew +10.4%, while the effective tax rate came out at 31.7%, slightly below the same period in 2004 (33.3%).



Result by business

1.- ENERGY BUSINESS - SPAIN

1.1 GENERATION

a) Gross Margin

The change in this item in H1 2005 demonstrates the flexibility of IBERDROLA's generation facilities. The new combined cycle plants have doubled this technology's contribution to the production mix in a half-year marked by high demand, the lowest levels of hydroelectric production on record for the last 60 years, a downturn in nuclear production after the Cofrentes (100% owned by Iberdrola) and Vandellós (28% Iberdrola; 72% Endesa) nuclear power plants were temporarily stopped for refuelling, and scheduled maintenance works at Guardo's thermal plant. In this way, the 9.0% reduction in the Gross Margin on the Generation Business can be explained in the following context:

Net Sales rose 21.3% in a semester marked by significantly higher prices. Ordinary regime production limited its downturn to 9.9% (26,264 GWh) in a semester in which hydroelectric and nuclear production fell 49.1% and 17.5% respectively. The contribution of combined cycle plants, which have doubled their contribution to the production mix, has been fundamental to maintaining high levels of total production in this context. With production up to 6,247 GWh (+70.4%), combined cycle plants accounted for 23.5% of total production in the ordinary regime for the first six months of the year.

Fuel cost
(Eur/MWh)

	H1 2005	H1 2004
Nuclear	3.9	3.5
C. cycles	31.5	25.5
Coal	24.8	22.1
Oil	48.0	39.4

In an environment marked by higher thermal production due to falling levels of hydroelectric production and the reduction in nuclear production, in addition to rising fuel costs, Procurement Costs are up 77.7%.

Furthermore, since Q1 2005, Procurement Costs include costs relating to the consumption of emission allowances over the period, totalling 78.6 million euros for the first half of 2005.

b) Operating Profit / EBIT

EBIT is down 7.5% on the same period last year, to **500.4 million euros**. At the EBITDA level, the drop is 3.8% to 688.7 million euros. In addition to the impact on the Gross Margin as outlined above, a number of other factors have influenced this change:

Net Operating Expenses are up 3.2% to 198.1 million euros, reflecting various factors:

- Personnel expenses increased 4.3%.
- External services are up by 16.9%, reflecting the combined cycle plants brought into service. This item also includes 9 million euros of expenses for the second stage of the nuclear fuel cycle (ENRESA).
- Other Operating Revenues and In-house work on fixed assets, which include among other items 19 million euros of revenues that due to the application of IFRS, are no longer accounted for as extraordinary results.

Million euros	H1 2005	vs. 2004
Net Personnel Expenses	98.9	4.9%
Personnel	110.4	4.3%
In-house work on fixed assets	(11.5)	0.0%
Net External Services	99.2	1.6%
External Services	133.9	16.9%
Other operating revenues	(34.7)	105.3%
TOTAL	**198.1**	**3.2%**

Amortizations and Provisions are up 7.4% to 188.3 million euros, primarily as a result of the new combined cycle plants brought into service, with an additional 1,200 MW in operation since H1 2004.

Tax is up 4.3% as a result of the new facilities commissioned.

64.2 million euros were booked as emission allowances granted to IBERDROLA. On the Gross Margin, 78.6 million euros were accounted for the consumption of emission rights over the period. As such, the net impact of emission rights at the operating level came out at -14.4 million euros.

The main operating figures for this business are as follows:

GENERATION (MM €)	H1 2005	H1 2004
Net Sales	1,581.6	21.3
Gross Margin	854.4	-9.0
EBITDA	688.7	-3.8
EBIT	500.4	-7.5

1.2 RENEWABLES

a) Gross Margin

The Renewable Energy business has continued to grow as new capacity has been brought into service. In this way, this Business has confirmed its position as the main growth driver in Iberdrola's Strategic Plan, along with Mexico.

The installed capacity is up 23.1% (+616 MW), enabling a 32.3% increase in wind energy production and a 27.2% rise in total production generated by renewable energy sources, reaching 3,470 GWh.

The average price obtained rose to 6.83 euro cents/kWh, up from 5.70 euro cents/kWh for the same period in 2004. In 2005, most of the assets were based on the fixed price regime plus incentives. Therefore, the pool price increases have not been fully reflected on margins.

The aforementioned increase in production enabled this business to achieve a 52.5% increase in its Gross Margin, up to 237 million euros, despite the low wind factor in January and February 2005.

b) Operating Profit / EBIT:

EBIT increased by 113.7% due to the following factors:

- EBITDA grew 52.5%, in line with the increase in the Gross Margin and despite the 51.7% rise in Net Operating Expenses as a result of the new capacity brought into service. The EBITDA margin comes out at around 80%, as seen in previous periods.
- This growth is even higher on EBIT, with Amortizations and Provisions remaining stable. The decision to extend the useful accounting life of wind farms from 15 to 20 years has had a positive impact of 17 million euros, offsetting the higher amortizations booked for the new capacity installed.

Net Operating Expenses can be broken down as follows:

MM €	H1 2005	vs. 2004
Net Personnel Expenses	6.6	34.7%
Personnel	9.1	31.9%
In-house work on fixed assets	(2.5)	25.0%
Net External Services	38.0	55.1%
External Services	39.7	39.3%
Other operating revenues	(1.7)	-57.5%
TOTAL	**44.6**	**51.7%**

The main operating figures for this business are as follows:

RENEWABLES MM €	H1 2005	vs. 2004
Net Sales	237.0	52.5
Gross Margin	237.0	52.5
EBITDA	189.7	52.5
EBIT	122.9	113.7

1.3 DISTRIBUTION

a) Gross Margin

The Gross Margin for the Distribution business is up 3.0%, driven primarily by the increase in remuneration for the regulated business recognised in the tariff for 2005. Furthermore, it is worth mentioning the 5.9% increase on energy distributed which has totalled 48,368 GWh.

b) Operating Profit / EBIT:

EBITDA for Distribution rose 6.8%, almost four points above the Gross Margin thanks to a 2.8% reduction in Net Operating Expenses. Personnel Expenses are down 0.6%, as a consequence of the cost reduction policy and the efficiency improvements achieved. External Services are also down 2.8%.

Net Operating Expenses can be broken down as follows:

MM €	H1 2005	vs. 2004
Net Personnel Expenses	94.5	-2.0%
Personnel	136.4	-0.6%
In-house work on fixed assets	(41.9)	2.7%
Net External Services	147.7	-3.3%
External Services	199.8	-2.8%
Other operating revenues	(52.1)	-1.3%
TOTAL	**242.2**	**-2.8%**

The main operating figures for this business are as follows:

DISTRIBUTION MM €	H1 2005	vs. 2004
Net Sales	685.1	3.0
Gross Margin	685.1	3.0
EBITDA	400.2	6.8
EBIT	282.2	11.4

1.4 SUPPLY

a) Gross Margin

The Supply business saw its Gross Margin fall 79.8% to 17.9 million euros, driven by the lower margins as a consequence of the high energy prices seen over the period. This high cost took up most of the 1,531.5 million euros generated in Net Sales (+31.8%) thanks to the significant level of activity maintained on both electricity and gas sales, with a 65.5% increase in the total GWh sold on both markets for a total of 49,727 GWh:

GWh sold	H1 2005	VS. 2004	%
Electricity	16,064	14,542	+10.5
Gas	24,663	15,508	+59.0
TOTAL	**49,727**	**30,050**	**+65.5**



Furthermore, in the first half of 2004 there was an extraordinary contribution of 11 million euros from resettlements of energy sales, TPA fees and energy purchases of years 2000 and 2001.

b) Operating Profit / EBIT

With regard to EBIT, it is important to note the increase in operating expenses (+10.2 million euros), mainly recorded at External Services activities primarily due to the increase in activities relating to the full liberalization of the market in addition to the strengthening of advertising campaigns (Desafío Español 2007-America's Cup, etc.).

Net Operating Expenses can be broken down as follows:

MM €	H1 2005	vs. 2004
Net Personnel Expenses	31.6	0.3%
Personnel	31.6	0.3%
In-house work on fixed assets		
Net External Services	26.0	63.5%
External Services	45.5	26.7%
Other operating revenues	(19.5)	-2.5%
TOTAL	**57.6**	**21.5%**

Furthermore, EBIT on the Supply Business was affected by a 6.1% increase in Amortizations and Provisions and an 11.1% rise in Tax, in light of the increase in the volume of energy sold.

The main figures for this business are as follows:

SUPPLY MM €	H1 2005	vs. 2004
Net Sales	1,531.5	31.8
Gross Margin	17.9	-79.8
EBITDA	(51.7)	N/A
EBIT	(65.7)	N/A

1.5. CORPORATION

It includes adjustments for the inter-group expenses between the Corporation and the businesses.

2. - INTERNATIONAL BUSINESS

a) Gross Margin

In the International Business, the Gross Margin is up 38.2% (88.0 million euros) to 318.2 million euros. The evolution in the Gross Margin for the Latin America region can be broken down as follows:

- Increase in the Gross Margin in functional currency: 80.2 million euros
- Impact of exchange rate evolution: +7.9 million euros, primarily due to the appreciation of the Brazilian real.

In Mexico, the Gross Margin rose 30.7%, driven primarily by the La Laguna combined cycle plant (500 MW) brought into service in the first quarter of the year and the efficiency improvements achieved at the Monterrey plant.

In Brazil, the increase in the Gross Margin (43.4%) mainly reflects the increase in demand, the tariff increases adopted and the contribution of the Termopernambuco combined cycle plant, which entered into service on May 15, 2004.

b) Operating Profit / EBIT

In the International business, EBIT increased 70.0% to 160.8 million euros, reflecting the increase in EBITDA (59.0%) and the higher levels of amortisation recorded (38.3%) that grew less than the EBITDA.

- Mexico recorded a 42.2% rise in EBITDA, mainly as a result of the upturn in Generation activities, with the production of the La Laguna combined cycle plant added this semester. The South America region saw an increase of 72.4% in light of the evolution in demand, the tariff increases adopted, the contribution of the Termopernambuco combined cycle plant and the efficiency improvements achieved, that make it possible to keep the increase in Net Operating Expenses some way below the Gross



Margin. Therefore, total EBITDA growth in the International Business comes out at 59.0%.

EBITDA can be broken down by region and business as follows.

- **Mexico-Guatemala**

MM €	1H 2005	vs. 2004
Generation	63.9	+36.8%
Distribution	28.1	+56.1%
TOTAL	**92.0**	**+42.2%**

- **South America**

MM €	1H 2005	vs. 2004
Generation	25.7	+35.2%
Distribution	113.1	+83.9%
TOTAL	**138.8**	**+72.4%**

The change in Net Operating Expenses for the entire Latin America region can be broken down as follows:

MM €	1H 2005	vs. 2004
Net Personnel Expenses	32.0	18.1%
Personnel	37.5	20.6%
In-house work on fixed assets	(5.5)	37.5%
Net External Services	52.5	2.9%
External Services	62.0	8.0%
Other operating revenues	(9.5)	48.4%
TOTAL	**84.5**	**8.2%**

The 8.2% increase in Net Operating Expenses is 30 points lower than the increase recorded on the Gross Margin, which is up 38.2%.

This can be broken down by region as follows:

MM €	1S 2005	vs. 2004
Mexico-Guatemala	**29.7**	**+3.8%**
Net Personnel Expenses	6.3	+5.0%
Net External Services	23.4	+3.5%
South America	**54.8**	**+10.7%**
Net Personnel Expenses	25.7	+21.8%
Net External Services	29.1	+2.5%
TOTAL	**84.5**	**+8.2%**

- Amortizations and Provisions are up 38.3%, primarily on account of the increase in amortizations linked to the Altamira and La Laguna combined cycle plants in Mexico and the Termopernambuco plant in Brazil, now fully operational.

The main operating figures for this business are as follows:

INTERNATIONAL MM €	H1 2005	vs. 2004
Net Sales	830.2	+23.1%
Gross Margin	318.2	+38.2%
EBITDA	230.8	+59.0%
EBIT	160.8	+70.0%

3. - NON-ENERGY BUSINESSES

MM €	H1 2005	vs. 2004
NET SALES	540.8	25.6%
GROSS MARGIN	197.8	17.5%
EBITDA	122.6	60.5%
EBIT	108.0	58.1%
NET PROFIT	89.7	32.9%

The Non-Energy Businesses unit has recorded a significant growth of results throughout the entire P&L account. It is worth mentioning the 60.5% increase at the EBITDA level. The breakdown of the operating profit is as follows:

	H1 2005	H1 2004	Var %
EBITDA	**122.6**	**76.4**	**60.5%**
IBERDROLA INMOBILIARIA	77.1	60.1	28.3%
IBERDROLA INGENIERÍA Y CONSTRUCCIÓN	31.7	3.0	N/A
CORPORACIÓN IBV	10.5	10.3	1.9%
OTHER	3.3	3.0	10.0%

- The main driver of these results is the real estate business with a 28.3% EBITDA growth, being 63% its contribution to total EBITDA.

- It is also worth mentioning the contribution of Iberdrola Ingeniería y Construcción, which recorded a margin of 28.7 million euros over the first half of the year. In addition, the engineering business, as a result of the application of IFRS, is now fully consolidated.

- Corporación IBV, which is proportionally consolidated following the application of IFRS, has contributed 10.5 million euros through its range of industrial businesses, in line with the result shown over the same period of 2004.

The main figures for **IBERDROLA Inmobiliaria** to date are as follows:

- **IBERDROLA Inmobiliaria** business data:

PROPERTY PORTFOLIO	
Total	**2,199,959**
Residential	1,713,872
Commercial	486,087

DEVELOPMENT OF DWELLINGS FOR SALE	
Total at 06/30/05	**2,090**
Construction phase	1,500
Management phase	590

IBERDROLA Inmobiliaria Balance Sheet data:

	MM €
TOTAL ASSETS	**1,538**
TANGIBLE & REAL ESTATE FOR INVESTMENT ASSETS	358
CURRENT ASSETS	1,139
SHAREHOLDERS' EQUITY	581
FINANCIAL DEBT	94

IBERDROLA Inmobiliaria Income Statement data

	MM €	Vs. 2004
NET SALES	219.2	+41.2%
GROSS MARGIN	88.4	+22.6%
EBITDA	77.2	+28.4%
EBIT	75.4	+24.2%
NET PROFIT	**42.1**	**+15.2%**

Breakdown Of Contribution To Profit, Losses And Assets By Business

	Sales	Oper. profit	Net profit	Assets
Spanish business	84.7%	85.5%	89.1%	85.5%
Energy	74.7%	75.8%	75.4%	80.2%
Non-energy	10.0%	9.7%	13.7%	5.3%
International business	15.3%	14.5%	10.9%	14.5%
TOTAL	**100%**	**100%**	**100%**	**100%**


IBERDROLA

Balance sheet

January- June 2005

	MM €	Vs Dec 2004
TOTAL ASSETS	**28,872**	**+10.4%**
TANGIBLE & INTANGIBLE FIXED ASSETS	19,737	+5.3%
FINANCIAL FIXED ASSETS	1,871	+9.4%
SHAREHOLDERS' EQUITY	9,114	+5.6%
NET DEBT	11,133	+4.2%

At June 30, 2005, Iberdrola's total assets came to 28,872 million euros, highlighting the maintenance of its strong capital position, even taking into account the large volume of investments made over the period (993 million euros). This has enabled the leverage ratio to be set at 55.0%, 30 bp lower than in December 2004 with the accounts in the IFRS format. Without taking into account for the tariff deviation corresponding to Iberdrola over the period (498 million euros), the leverage ratio will come down to 53.9% as of June 2005.

Analysis of the Balance Sheet

1. - FIXED ASSETS

Investments in H1 2005 totalled 993 million euros and can be broken down as follows:

MM €	Jan-Jun 2005	%
Spain	**683**	**68.8**
Generation	205	
Renewable energy	166	
Distribution	171	
Other	141	
Mexico	**250**	**25.2**
Generation	247	
Distribution	3	
South America	**39**	**3.9**
Generation	1	
Distribution	38	
Other international	**21**	**2.1**
TOTAL	**993**	**100.0**


Investments (Jan-Jun 2005)
Other
15.9%
Distribution
21.3%
Generation
62.8%

As regards investments in Spain, those made on energy production activities stand out, with 371 million euros that can be broken down as follows:

- 205 million euros on the Generation Business.
- 166 million euros on the Renewables Energy Business.

In Mexico, investments have focused on the Altamira V and VI combined cycle plants (109 million euros) and Tamazunchale (118 million euros). In Brazil, investments have primarily been made on the distribution business, financed through funds generated within Brazil.

The figure given for "Other International" reflects the investments made on Renewables outside of Spain, representing a total of 21 million euros, including the acquisition of an additional 5% stake in the Greek company Rokas.

2. - SHARE CAPITAL

At June 30, 2005, the Share Capital comprised 901,549,181 bearer shares with a par value of 3 euros each.

On January 2, 2005, an interim dividend of 0.326 euros per share was paid out for the 2004 financial



year, representing a 14.0% increase on the dividend paid on January 2004.

Furthermore, at the General Shareholders' Meeting held on March 18, a total dividend of 0.768 euros per share was approved, charged to the 2004 financial year, reflecting an increase of 14.3% per share on the dividend paid out in 2004. This confirms the commitment made by Iberdrola to increase shareholder remuneration in line with the growth in Net Profit.

On July 1, 2005, an additional dividend of 0.442 euros per share was therefore paid out.

3. - FINANCIAL DEBT

Net financial debt totalled 11,132.7 million euros at the end of June, with financial leverage coming out at 55.0%, 30 basis points lower than the 55.3% seen in December 2004. It is worth highlighting that the figure given for debt includes 498 million euros for financing the tariff deviation corresponding to Iberdrola.

With respect to the average cost of debt, it came to 4.57% at June 30, 2005, 32 bp lower than in June 2004.

The debt structure can be broken down by currency and interest rate as follows:

	June 2005	December 2004
Euro	86.2%	86.0%
Dollar	8.4%	9.4%
Real	5.1%	4.4%
Other currencies	0.3%	0.2%
Fixed Rate	57%	58%
Capped	14%	16%
Floating Rate	29%	26%

The debt structure per company is shown in the following table:

	June 2005	December 2004
Iberdrola S.A.	83.9%	83.4%
Mexico	5.2%	5.3%
South America	5.6%	5.8%
Renewables	2.8%	2.7%
Iberdrola Inmobiliaria and other	2.5%	2.8%
Total	100%	100%

In line with the policy to minimise financial risks, foreign currency risks have continued to be mitigated through the financing of investments in Latin America in local currencies (real in Brazil) or in their functional currencies (dollar in Mexico).

Debt can be broken down by product type as follows:

	June 2005	December 2004
Euro bonds	39.7%	46.0%
Bonds in other currencies	4.1%	3.5%
Domestic commercial paper	3.8%	3.5%
Euro commercial paper (ECP)	5.2%	4.5%
Euro loans	37.5%	32.5%
Loans in other currencies	9.7%	10.0%
Total	100%	100%

Furthermore, in light of the refinancing policy followed by IBERDROLA over the first half of 2005, the average maturity of debt increased significantly to nearly 5 years from 4.3 years recorded at December 2004.



Average maturity of debt (years)
4.9
4.3
Dec.- 04
Jun.- 05



Lastly, the change in financial leverage has been as follows:

	June 2005	December 2004
Shareholders' equity	9,114	8,628
Gross Debt	12,489	11,105
Market value of derivatives	126	81
Short Temp. Financial Inv.	1,017	216
Cash	213	123
Net debt	11,133	10,685
Leverage*	55.0%	55.3%

** Without the impact of the tariff deviation the leverage comes out at 53.9%*

4. - WORKING CAPITAL

Net Working Capital rose to 1,759 million euros, up 1,373 million from the 386 million euros recorded at the end of 2004, with current assets up 1,773 million euros and current liabilities up 400 million euros.

5. - FUNDS FROM OPERATIONS

In June 2005, Funds from Operations totalled 1,087.3 million euros, reflecting an increase of 11.3% on June 2004.

The ratio of Funds from Operations to Net Debt improved by 120 bp to 18.6% up from 17.4% recorded in June 2004.



Income Statement H1 2005 (Unaudited)

Million euros

	June 2005	June 2004	%
NET SALES	5,419.9	4,147.6	30.7
PROCUREMENTS	(3,038.6)	(1,905.5)	59.5
EMISSION ALLOWANCES	(78.6)		N/A
GROSS MARGIN	**2,302.7**	**2,242.1**	**2.7**
EMISSION ALLOWANCES	64.2		N/A
NET OPERATING EXPENSES	(675.6)	(687.7)	(1.8)
Net personnel expenses	(392.5)	(395.9)	(0.9)
Personnel	(475.1)	(468.7)	1.4
In-house work on fixed assets	82.6	72.8	13.5
Net External Services	(283.1)	(291.8)	(3.0)
External services	(404.9)	(366.7)	10.4
Other operating revenues	121.8	74.9	62.6
Tax	(94.9)	(93.7)	1.3
EBITDA	**1,596.4**	**1,460.7**	**9.3**
AMORTISATION & PROVISIONS	(484.9)	(452.1)	7.3
EBIT	**1,111.5**	**1,008.6**	**10.2**
TOTAL FINANCIAL REVENUES	155.8	129.5	20.3
Financial revenues	105.3	90.1	16.9
Positive exchange rate differences	16.9	3.8	344.7
Capitalised financial expenses	33.6	35.6	(5.6)
TOTAL FINANCIAL EXPENSES	(351.9)	(318.4)	10.5
Interest expenses	(275.7)	(248.0)	11.2
Negative exchange rate differences	(20.4)	(6.4)	218.8
Pension Funds	(13.2)	(14.9)	(11.4)
Change in provisions for short term financial investments	(0.1)	(1.1)	N/A
Other financial expenses	(42.5)	(48.0)	(11.5)
RESULTS OF COMPANIES CARRIED BY EQUITY METHOD	25.2	29.5	(14.6)
INCOME FROM NON-CURRENT ASSETS	25.4	25.6	(0.8)
PROFIT BEFORE TAXES	**966.0**	**874.8**	**10.4**
Corporate income tax	(305.9)	(291.2)	5.0
Minorities	(7.1)	(3.3)	115.2
NET PROFIT	**653.0**	**580.3**	**12.5**



Balance Sheet
H1 2005
(Unaudited)

Million euros

	June 2005	December 2004	Change
FIXED ASSETS	**22,118**	**21,037**	**1,081**
Tangible fixed assets	18,943	18,155	788
Intangible fixed assets	794	590	204
Investment Assets	291	342	(51)
Nuclear fuel	219	240	(21)
Long-term financial investments	1,871	1,710	161
DEFERRED TAX	**1,086**	**1,217**	**(131)**
LONG-TERM ACCOUNTS PAYABLE FOR TRAFFIC OPERATIONS	**77**	**88**	**(11)**
CURRENT ASSETS	**5,591**	**3,818**	**1,773**
Inventories	1,142	1,031	111
Accounts receivable	2,602	1,766	836
Taxes receivable	531	389	142
Short temp. Financial Investments	1,071	477	594
Cash	213	134	79
Other	32	21	11
TOTAL ASSETS	**28,872**	**26,159**	**2,713**

	June 2005	December 2004	Change
SHAREHOLDERS' EQUITY	**9,114**	**8,628**	**486**
Capital Stock	2,705	2,705	-
Reserves and other	5,636	4,903	733
Profit and Loss	653	1,211	(558)
Interim dividend	0	(294)	294
Minority interest	121	103	18
LONG-TERM PROVISIONS	**1,349**	**1,285**	**64**
DEFERRED REVENUES	**582**	**468**	**114**
FINANCIAL DEBT	**12,489**	**11,105**	**1,384**
OTHER LONG-TERM LIABILITIES	**1,139**	**871**	**268**
OTHER SHORT-TERM LIABILITIES	**3,832**	**3,432**	**400**
PAYABLE TO CO. ACCOUNTED FOR BY EQUITY METHOD	**367**	**370**	**(3)**
TOTAL LIABILITIES	**28,872**	**26,159**	**2,713**



Results by Business
H1 2005
(Unaudited)

Million euros

	Domestic Energy	International Business	Non-Energy
Net Sales	4,048.9	830.2	540.8
Procurements	(2,183.7)	(512.0)	(343.0)
Emission allowances	(78.6)		
Gross Margin	**1,786.6**	**318.2**	**197.8**
Emission allowances	64,2		
Net operating expenses	(517.9)	(84.5)	(72.9)
Net personnel expenses	(301.9)	(32.0)	(58.5)
Personnel	(358.9)	(37.5)	(78.6)
In-house work on fixed assets	57.0	5.5	20.1
Net External Services	(216.0)	(52.5)	(14.4)
External services	(298.4)	(62.0)	(44.7)
Other operating revenues	82.4	9.5	30.3
Tax	(89.8)	(2.9)	(2.3)
EBITDA	**1,243.1**	**230.8**	**122.6**
Amortization & Provisions	(400,4)	(70.0)	(14.6)
EBIT / Operating Profit	**842.7**	**160.8**	**108.0**
Financial Result	(134,7)	(56.0)	(5.6)
Companies using equity method	0,3	5.0	19.9
Income from non-current assets	23,3	(0.1)	2.3
Profit before taxes	**731.6**	**109.7**	**124.6**
Corporate tax & minorities	(239.3)	(38.7)	(34.9)
Net Profit	**492.3**	**71.0**	**89.7**

H1 2004

Million euros

	Domestic Energy	International Business	Non-Energy
Net Sales	3,042.7	674.3	430.6
Procurements	(1,199.2)	(444.1)	(262.2)
GROSS MARGIN	**1,843.5**	**230.2**	**168.4**
Net operating expenses	(519.1)	(78.1)	(90.6)
Net personnel expenses	(310.1)	(27.1)	(58.7)
Personnel	(365.8)	(31.1)	(71.7)
In-house work on fixed assets	55.7	4.0	13.0
Net External Services	(209.0)	(51.0)	(31.9)
External services	(270.9)	(57.4)	(38.4)
Other operating revenues	61.9	6.4	6.5
Tax	(85.3)	(6.9)	(1.4)
EBITDA	**1,239.1**	**145.2**	**76.4**
Amortization & Provisions	(393.4)	(50.6)	(8.1)
EBIT / Operating Profit	**845.7**	**94.6**	**68.3**
Financial Result	(125.6)	(57.3)	(6.0)
Companies using equity method	(0.7)	4.6	25.7
Income from non-current assets	24.2	(0.4)	1.8
Profit before taxes	**743.6**	**41.5**	**89.8**
Corporate tax & minorities	(254.4)	(17.9)	(22.3)
Net Profit	**489.2**	**23.6**	**67.5**



Domestic energy business
H1 2005
(Unaudited)

Million euros

	GENER.	RENEW.	DISTRIB.	SUPPLY	CORP.
Net Sales	1,581.6	237.0	685.1	1,531.5	13.9
Procurements	(648.6)			(1,513.6)	(21.5)
Emission allowances	(78.6)				
GROSS MARGIN	**854.4**	**237.0**	**685.1**	**17.9**	**(7.6)**
Emission allowances	64.2				
Net operating expenses	(198.1)	(44.6)	(242.2)	(57.6)	24.6
Net personnel expenses	(98.9)	(6.6)	(94.5)	(31.6)	(70.3)
Personnel	(110.4)	(9.1)	(136.4)	(31.6)	(71.4)
In-house work on fixed assets	11.5	2.5	41.9		1.1
Net External Services	(99.2)	(38.0)	(147.7)	(26.0)	94.9
External services	(133.9)	(39.7)	(199.8)	(45.5)	120.6
Other operating revenues	34.7	1.7	52.1	19.5	(25.7)
Tax	(31.8)	(2.7)	(42.7)	(12.0)	(0.7)
EBITDA	**688.7**	**189.7**	**400.2**	**(51.7)**	**16.3**
Amortizations. provisions and other	(188.3)	(66.8)	(118.0)	(14.0)	(13.3)
EBIT / Operating Profit	**500.4**	**122.9**	**282.2**	**(65.7)**	**3.0**
Financial Result	(51.7)	(29.2)	(33.2)	(0.5)	(20.0)
Companies using equity method	(0.7)		0.9		
Income from non-current assets	(0.1)		(0.2)		23.7
PROFIT BEFORE TAXES	**447.9**	**93.7**	**249.7**	**(66.2)**	**6.7**
Corporate tax & minorities	(155.0)	(35.8)	(82.5)	23.8	10.1
NET PROFIT	**292.9**	**57.9**	**167.2**	**(42.4)**	**16.8**

H1 2004

Million euros

	GENER.	RENEW.	DISTRIB.	SUPPLY	CORP.
Net Sales	1,303.4	155.4	664.9	1,161.7	(243.0)
PROCUREMENTS	(365.0)			(1,073.3)	239.1
GROSS MARGIN	**938.4**	**155.4**	**664.9**	**88.4**	**(3.9)**
Net operating expense	(191.9)	(29.4)	(249.2)	(47.4)	(1.1)
Net personnel expenses	(94.3)	(4.9)	(96.4)	(31.5)	(83.0)
Personnel	(105.8)	(6.9)	(137.2)	(31.5)	(84.3)
In-house work on fixed assets	11.5	2.0	40.8		1.3
Net External Services	(97.6)	(24.5)	(152.8)	(15.9)	81.9
External services	(114.5)	(28.5)	(205.6)	(35.9)	113.6
Other operating revenues	16.9	4.0	52.8	20.0	(31.7)
Tax	(30.5)	(1.6)	(41.0)	(10.8)	(1.4)
EBITDA	**716.0**	**124.4**	**374.7**	**30.2**	**(6.4)**
Amortizations. provisions and other	(175.3)	(66.9)	(121.4)	(13.2)	(16.6)
EBIT / Operating Profit	**540.7**	**57.5**	**253.3**	**17.0**	**(23.0)**
Financial Result	(36.0)	(29.6)	(34.7)	(1.7)	(23.6)
Companies using equity method		(0.2)	0.9	(0.1)	
Income from non-current assets	(1.3)	0.6	18.4	0.4	5.0
PROFIT BEFORE TAXES	**503.4**	**28.3**	**237.9**	**15.6**	**(41.6)**
Corporate tax & minorities	(178.9)	(11.0)	(72.9)	(5.2)	13.6
NET PROFIT	**324.5**	**17.3**	**165.0**	**10.4**	**(28.0)**



2005 quarterly results (unaudited)

Million euros

	Jan-Mar 2005	Apr-Jun 2005
NET SALES	2,675.1	2,744.8
PROCUREMENTS	(1,450.3)	(1,588.3)
EMISSION ALLOWANCES	(42.1)	(36.5)
GROSS MARGIN	**1,182.7**	**1,120.0**
EMISSION ALLOWANCES	34.4	29.8
NET OPERATING EXPENSES	(303.4)	(372.2)
TAX	(46.9)	(48.0)
EBITDA	**866.8**	**729.6**
AMORTISATION & PROVISIONS	(238.0)	(246.9)
EBIT	**628.8**	**482.7**
TOTAL FINANCIAL REVENUES	85.6	70.2
TOTAL FINANCIAL EXPENSES	(193.4)	(158.5)
RESULTS OF COMPANIES BASED ON EQUITY METHOD	19.8	5.4
INCOME ON NON-CURRENT ASSETS	(2.4)	27.8
PROFIT BEFORE TAXES	**538.4**	**427.6**
Corporate income tax	(187.0)	(118.9)
External partners	(4.8)	(2.3)
NET PROFIT	**346.6**	**306.4**

2004 quarterly results

Million euros

	Jan-Mar 2004	Apr-Jun 2004
NET SALES	2,057.4	2,090.2
PROCUREMENTS	(903.9)	(1,001.6)
GROSS MARGIN	**1,153.5**	**1,088.6**
EMISSION ALLOWANCES	-	-
NET OPERATING EXPENSES	(307.8)	(379.9)
TAX	(48.9)	(44.8)
EBITDA	**796.8**	**663.9**
AMORTISATION & PROVISIONS	(225.8)	(226.3)
EBIT	**571.0**	**437.6**
TOTAL FINANCIAL REVENUES	69.1	60.4
TOTAL FINANCIAL EXPENSES	(171.3)	(147.1)
RESULTS OF COMPANIES BASED ON EQUITY METHOD	12.6	16.9
INCOME ON NON-CURRENT ASSETS	1.3	24.3
PROFIT BEFORE TAXES	**482.7**	**392.1**
Corporate income tax	(172.7)	(118.5)
External partners	(1.4)	(1.9)
NET PROFIT	**308.6**	**271.7**



Statement of sources and uses of funds
H1 2005
(Unaudited)

Million euros

	June 2005	June 2004	Difference
EBIT	1,111	1,006	105
Amortisation	470	446	24
Provisions	15	7	8
Provision for the pension funds	22	46	(24)
Operating Cash Flow	**1,618**	**1,505**	**113**
Interest paid	(339)	(312)	(27)
Interest received	156	131	25
Dividends received from affiliates	6	-	6
Minority interests	-	-	-
Tax	(301)	(290)	(11)
Gross Cash Flow	**1,140**	**1,034**	**106**
Dividends paid	(294)	(257)	(37)
Retained Cash Flow	**846**	**777**	**69**
Investments	(993)	(963)	(30)
Fixed asset disposals	36	37	(1)
Financial asset disposals	-	12	(12)
Tax on investment activities	(4)	(2)	(2)
Pension payments and other	(52)	(47)	(5)
Total Cash Flow Applications	**(1,013)**	**(963)**	**(50)**
Capital subsidies received	49	32	17
Change in working capital	(1,133)	432	(1,565)
Change in debt	1,251	(278)	1,529
FX impact	133	7	126
Change in Gross Debt	**1,384**	**(271)**	**1,655**

Stock market evolution


120
115
110
105
100
95
31/12/04
10/1/05
20/1/05
30/1/05
9/2/05
19/2/05
1/3/05
11/3/05
21/3/05
31/3/05
10/4/05
20/4/05
30/4/05
10/5/05
20/5/05
30/5/05
9/6/05
19/6/05
29/6/05
Iberdrola
IBEX 35
Stoxx Utilities
Euro Stoxx Utilities

Iberdrola Stock	1S 2005	1S 2004
Number of shares outstanding	901,549,181	901,549,181
Closing price for the period	21.82	17.35
Average price over period	20.17	16.44
Average daily volume	7,910,185	6,810,167
Maximum volume (June 29, 2005 / January 30, 2004)	57,939,060	42,354,977
Minimum volume (January 6, 2005 / March 30, 2004)	2,306,517	1,924,829
Dividends paid (€)	0.77	0.68
Interim (January 3, 2005/ January 2, 2004)	0.33	0.29
Additional (July 1, 2005 / July 1, 2004)	0.44	0.39
Dividend Yield (Div paid year / closing price of previous year)	4.11%	4.28%

Iberdrola's Credit Rating

Agency	Rating	Outlook
Standard & Poors	A+	Stable
Moody´s	A2	Negative
Fitch Ratings	A+	Stable

Iberdrola and Sustainability

For IBERDROLA, Corporate Social Responsibility represents an integrating framework for its policies and actions in relation to its customers, shareholders, employees and all of its stakeholders. This has enabled it to develop its business within an advanced society that raises the achievement of new and increasingly stringent demands and expectations to the companies.

In this way, IBERDROLA sees sustainable development as a strategic factor for its business, devoting its management capabilities and financial and technological potential to make it a reality. The Company is committed to achieving profitable growth, creating value for its environment, and contributing to the development of energy infrastructures in Spain and in the other countries in which it carries out its activities, making profitability compatible with environmental and social best practices.

This commitment is incorporated into the company's general strategy in an effective way through the Strategic Plan, based on developing power generation capacity with less-polluting, more effective and more environmentally-friendly technologies and improving the quality of service for its customers.

For the development of its activities, IBERDROLA aims to build up the best possible knowledge of the demands of its stakeholders and maintain fluid relations with all of them in order to be able to incorporate their expectations into the Company's strategies and policies.

1. - SUSTAINABILITY INDICATORS

Sustainability indicators	H1 2005	H1 2004
Contribution to GDP (Gross Margin) (*)	0.49%	0.52%
Contribution to GDP (Net Sales) (*)	1.08%	0.87%
Investments on tangible assets (million euros)	974.7	932.0
Investments on clean generation (million euros)	229.0	348.0
Net profit (million euros)	653.0	580.3
Dividend yield (%)	4.11%	4.28%
CO2 emissions over the period (gr. CO2 /Kwh): total	245	184
CO2 emissions over the period (gr. CO2 /Kwh): Spain	219	152
Emission-free production: total (Gwh)	19,204	25,304
Emission-free production: Spain (Gwh)	18,730	24,586
Ratio of emission-free production in Spain to total production (%)	61%	75%
Emission-free installed capacity: total (MW)	15.742	15.060
Emission-free installed capacity: total (%)	59.7%	63.1%
Emission-free installed capacity: Spain (MW)	15,435	14,753
Emission-free installed capacity: Spain (%)	66.9%	69.7%

(*) Data deferred for one quarter to factor in the timeframe for the publication of national GDP data



2. - INDEXES, RATINGS AND AWARDS

Iberdrola's presence in sustainability, corporate reputation and corporate governance indexes

	Rating / Position
Sustainability	
Dow Jones Sustainability World Index	72 points / World Utilities Leadership Group Top 3
Dow Jones Sustainability	72 points / European Utilities Leadership Group Top 3
OEKOM	B- / World Utilities Leadership Group Top 3
Corporate reputation	
MERCO 2005	Public Services Industry Leader
Corporate governance	
FTSE ISS Corporate Governace Index (CGI)	Iberdrola has been included in the index

Recognition

IBERDROLA receives the Worldwide Business Research award for the most environmentally-friendly company
In Venice on May 18, IBERDROLA received the Worldwide Business Research award for the most environmentally-friendly company at the 2005 Power Congress, one of the significant events in Europe for the electricity and natural gas sector. This award, granted by this American institution after polling 150 professionals from the European energy sector over the last six months, is intended to reward the efforts made by the company to renew its generation portfolio in order to contribute to limiting CO2 emissions. The Power Congress, which was held for the first time back in 1997, brought together 250 professionals from the leading European companies in the sector for this year's event.

3. - COMMITMENT TO THE ENVIRONMENT

IBERDROLA's Global Environmental Management System
IBERDROLA has confirmed its position as the market leader for environmental management, with the implementation and certification in a large part of the Company of its Environmental Management Systems based on the UNE-EN-ISO 14001 standard - covering 100% of plants for the production of electricity from thermal, nuclear and hydroelectric sources, the running and maintenance of 73% of wind-farms, etc.-.

With this favourable situation from the outset, IBERDROLA has now taken a further step forward with the launch of an ambitious project to set up IBERDROLA's Global Environmental Management System, whose scope includes the generation, distribution and supply of electricity, the transport, distribution and supply of gas, and the marketing of other products and services. Its main objective is to ensure the integration of environmental management at the highest level into IBERDROLA's strategic process. This is a complex project, spanning the entire company, which will be rolled out in 2005 and 2006, involving over 60 people split between 11 working groups.

Iberdrola's participation in Clean Development Mechanism (CDM) *projects*
The Government has approved IBERDROLA's project in Guatemala as a Clean Development Mechanism (CDM). The designated National Spanish authority has agreed to consider the Las Vacas hydroelectric plant (Guatemala), a project led by IBERDROLA, as a Clean Development Mechanism (CDM), one of the flexibility elements included in the Kyoto Protocol.

In concrete terms, this plant has been accredited as a CDM for a period of 21 years as of January 1, 2004. This became the first project in Spain or Guatemala to be registered with the United Nations



(UN) after it was validated by AENOR last April once it had achieved its accreditation as a Designated Operational Entity thanks to the cooperation of IBERDROLA. Furthermore, the Company now has the voluntary participation letter issued by the Government of Guatemala, which gives priority to production from renewable energy sources.

The 45 MW Las Vacas plant, which has been up and running since May 2002, will enable an estimated annual reduction of around 90,000 tonnes of CO2 (1,897,620 tonnes over the entire period). IBERDROLA is taking part in this project through its subsidiary Comercializadora Eléctrica de Guatemala (Comegsa) working with various local partners. The project design document submitted to the Spanish Ministry for the Environment certifies that it meets the required conditions as it represents an economic investment in this country, contributing to its sustainable development while reducing greenhouse gas emissions, the ultimate objective of the Kyoto Protocol.

IBERDROLA's participation on CDMs is in line with the Company's global strategy to cope with climate change and is being pursued despite the fact that it has one of the generation portfolios with the lowest level of emissions in Spain. At the end of 2004, 74% of the energy generated by the Company was free of greenhouse gas emissions. IBERDROLA is also analysing a number of other projects that may be considered as CDMs, including the 50 MW Río do Fogo wind-farm in Brazil, the 100 MW La Ventosa wind-farm in Mexico, and the El Recreo hydroelectric facility in Guatemala, which is currently being developed.

4. - CONTRIBUTION TO SOCIAL DEVELOPMENT

For IBERDROLA, the key events of 2005 for social aspects were as follows:

Specific projects to support various associations

- **Business and disability programme:** IBERDROLA is actively involved in this programme, launched by the Fundación Empresa y Sociedad and Fundación ONCE.

- **OPTIMA programme:** IBERDROLA has joined the OPTIMA programme, launched by the Instituto de la Mujer (Spanish Ministry for Employment and Social Affairs) to promote equal opportunities.

- **Corporate volunteer programme:** IBERDROLA has launched a programme to promote and channel its employees' volunteer activities in the solidarity field.

- **Family responsible business certificate**: the Fundación +Familia is analysing the policies adopted by IBERDROLA to reconcile work and home lives in order to be able to grant our Company the family responsible certificate (planned for the end of 2005).

Sponsorships:

- **Art and culture programme:** the main sponsorship actions have included: restoration and illumination of Toledo Cathedral, IV Centenary of Don Quixote de la Mancha, Salamanca 2005 - Plaza Mayor de Europa, "The Aztec Empire" exhibition at the Guggenheim museum in Bilbao, illumination of various historical monuments and renovation of the Castillo de Javier (Navarra).

- **Education and training programme:** the initiatives supported include: doctoral thesis on the Sierra de Atapuerca site, IBERDROLA's course at Bilbao engineering school, the "Energy Pathway" project with the region of Madrid and the framework agreement with the Valencia Chamber of Commerce for the holding of sessions and seminars, and participation in nine corporate social responsibility days, showcasing IBERDROLA's strategies and experiences.

- **Environmental programme**: IBERDROLA has supported various initiatives, including: campaign to promote solar energy: Madrid solar, book "Manual on the Kyoto Protocol", for the Fundación Tormes (Salamanca) and various events focusing on the environment in Castilla-La Mancha, Murcia and other regions.

Other initiatives

- **Valencia Consultative Council:** similar to the councils already in place in Castilla y León and Andalusia.

- **IBERDROLA Foundation Conference for 2005:** at the 2005 conference, various social projects were presented for grants along with innovative initiatives in the social action field.

5. - CORPORATE GOVERNANCE

The highlights for Corporate Governance over the first six months of 2005 were as follows:

Appointments:

At the General Shareholder's Meeting on March 18, 2005, shareholders voted to ratify the appointment of Sebastián Battaner Arias, and to re-elect for the maximum term possible under Spanish law and the corporate bylaws of 5 years, the Executive Vice-chairman and Chief Executive Officer José Ignacio Sánchez Galán and the board members Víctor de Urrutia Vallejo, Ricardo Álvarez Isasi, José Ignacio Berroeta Echevarría, Juan Luis Arregui Ciársolo, Julio de Miguel Aynat and Sebastián Battaner Arias, who will continue in the offices held previously on the Board of Directors.

On 20 April 2005, the Board of Directors agreed that its members Javier Aresti y Victoria de Lecea and José Luís Antoñanzas Pérez-Egea will leave their posts after reaching the retirement age stipulated in the bylaws and Santiago Mayner Oyarbide and José Antonio Fernández Rivero will resign from their positions as members of the Board of Directors.

In order to fill the positions left vacant by Santiago Mayner Oyarbide and José Antonio Fernández Rivero, the Company's Board of Directors agreed to appoint, in accordance with the co opting procedure and subject to ratification at the first General Shareholders' Meeting to be held, the shareholders Xabier de Irala Estévez and Jesús María Cadenato Matía, who were respectively submitted by the institutional shareholders BBK and BBVA, as members of the Board of Directors of IBERDROLA, S.A., classified as External Proprietary Directors. In addition, it was agreed to appoint the director Jesús María Cadenato Matía to sit on the Executive Delegate Commission and approve the classification of the director José Ignacio Berroeta Echevarría as an External Independent Director.

Lastly, at the Board meeting held on June 22, 2005, the company's Directors voted to appoint the director Xabier de Irala Estévez to sit on the Audit and Compliance Committee.



Reports and other resolutions:

On February 23, 2005, the Board approved the Annual Report on Corporate Governance for 2004, in accordance with the form required by Circular 1/2004 of March 17 of the Spanish Securities Exchange Comission (CNMV). On the same date, the Board approved the Audit and Compliance Committee's activity report for 2004, which is intended to contribute to the development of Corporate Governance best practices by publishing information on the annual activities of this Committee.

Lastly, on February 23, the Board of Directors also agreed to develop provisions on the right to information prior to General Shareholder's Meetings, representation and remote voting, as provided for in the corporate bylaws in order to make it easier for shareholders to exercise these rights at the General Shareholders' Meeting held on March 18.

Disclosure

One of our Company's core Corporate Governance principles is to promote maximum transparency in the information – financial and other – provided to shareholders and markets. In line with this commitment, in the first half of 2005, the Company maintained a high level of activity with regard to information for institutional investors and financial analysts, which no doubt contributed to the excellent performance of Iberdrola's stock over the period.

Furthermore, the Spanish Securities Exchange Comission (Comisión Nacional del Mercado de Valores) was provided with information on all the relevant events concerning the Company's Corporate Governance, such as the notice to attend, documentation and resolutions from the General Meeting held on March 18, details of the members who have been appointed and who have resigned from the Board of Directors, and information on the Company's results for the first half of 2005.



CNMV: Key Events and Other Communications since January

Event	Registration No.
The Company publishes its energy production figures for Q1 2005.	18152
The Company publishes a presentation on the reconciliation of the 2004 Financial Statements with International Financial Reporting Standards (IFRS).	18173 / 18177
The Company publishes details on the changes to its Board, as approved by the Board of Directors on April 20, 2005	56970
The Company publishes information of its financial results for Q1 2005.	56980 / 18193
Unicaja announces that it has raised its stake in Iberdrola to 1%, further to a series of acquisitions on the stock market during the present year.	57034
The Company announces that it has set up the company Iberdrola Participaçoes, SGPS, S.A. on April 22, 2005, to which it has transferred the 208,422,650 shares held by EDP Energías de Portugal, S.A., representing 5.7% of this company's share capital.	18237
The Company announces that it has acquired 24% of the Rokas Group's shares after acquiring a further 3% of the capital.	57659
The Company announces that it has signed a 7-year loan ("Club Deal") for 1,200 million euros, with 16 leading financial entities (Spanish and foreign).	57709
The Company announces that it has signed an agreement with the German developer P&T Technology and its financial services subsidiary EECH AG to buy rights to develop wind-farms in France and Italy from it.	18590
The Company announces that it has closed a 10-year bond issue on the euro market for a total of 500 million euros and a coupon of 3.50%.	58763
The Company announces the payment of an additional dividend for 2004 of 0.44208279 euros per share (gross), paid out on July 1, 2005.	18723
The Company announces that the Board of Directors, at its meeting held on June 22, 2005, has approved the proposal submitted by its Chairman, after receiving a favourable response from the Appointments and Compensation Committee, that when the Company's governance bodies are remodelled in accordance with the agreements adopted by the Board of Directors on April 20, 2005, the director Xavier de Irala Estévez, in his capacity as Chairman of BBK, one of Iberdrola's stable reference shareholders, will fill the first vacant position to come up for renewal on the Board of Directors' Executive Delegate Commission.	59021
The Spanish Ministry for Industry, Tourism and Commerce grants Medgaz the "priority" category.	18734

Iberdrola informs you that the data used to send you this information are included in a file property of Iberdrola, S.A., with the only purpose of sending you financial information about the Company. Such data were included in our file either at your request or due to previous relations held between you and Iberdrola.

As stated by the Organic Law 15/1999 of 13 December on the Protection of Personal Data (Ley Orgánica de Protección de Datos de Carácter Personal, LO 15/1999), you can at any time exercise your rights of access, rectification, objection and cancellation on your personal data. Should this be the case, you must send a letter, with a photocopy of your identity card or passport attached, to the following address:

Iberdrola, S.A.
Relaciones con Inversores
C/ Tomás Redondo, 1
28033 – Madrid
Spain

Notwithstanding this, if you are not interested in receiving any more information related to Iberdrola, please let us know by calling the toll free line +34 900 10 00 19.

IBERDROLA

IBERDROLA, S.A.
Investor relations
Phone: 00 34 91 784 2804
Fax: 00 34 91 784 2064
investor.relations@iberdrola.es

Security Reference | Version: 5.0.7

GENERAL

INFORMATION CORRESPONDING TO :

PERIOD: First Half | YEAR: 2005

I. IDENTIFICATION OF THE ISSUER

Name:
IBERDROLA, S.A.

Registered office:	Tax identification no.:
c/ CARDENAL GARDOQUI, 8 - 48008 BILBAO	A48-010615

Persons assuming responsibility for this information, indicating rank and powers of attorney by virtue of which they represent the company:	Signature:
JOSE LUIS SAN PEDRO GUERENABARRENA Administration, Control and Regulation Manager By virtue of powers of attorney granted in deed no. 659 executed in Bilbao on 8 March 1994 before the notary Mr. José María Arriola Arana.	

CONTENTS OF HALF-YEAR REPORT
(mark with X if included)

			Separate	Consolidated
I.	Identification of Issuer	0010	X	
II.	Variation of Consolidated Group	0020		X
III.	Bases of Presentation and Valuation Policy	0030	X	X
IV.	Balance Sheet (*)	0040	X	X
V.	Profit and Loss Account (*)	0050	X	X
VI.	Comparative Consolidated Balance Sheet	0060		X
VII.	Distribution by Activity of Net Turnover	0070	X	X
VIII.	Number of Employees	0080	X	X
IX.	Evolution of Business	0090	X	X
X.	Issues, Redemptions or Cancellations of Debentures & Notes	0100	X	X
XI.	Dividends Distributed	0110	X	
XII.	Significant Events	0120	X	X
XIII.	Annex of Explanatory Details of Significant Events	0130	X	X
XIV.	Related-Party Transactions	0140	X	X
XV.	Special Auditors' Report	0150		

(*) The consolidated information shall be completed exclusively on the balance sheet and profit and loss account form applicable under prevailing legislation.

II. VARIATION OF THE COMPANIES MAKING UP THE CONSOLIDATED GROUP (1)
INCLUSIONS:

IBERDROLA INVERSIONES 2010, S.A.U.
FACTOR ENERGÍA, S.A.
IBERDROLA PARTICIPAÇOES, SPGS
IBERDROLA FINANZAS, S.A.U.
AEOLIA PRODUÇAO DE ENERGIA, S.A.
IBERDROLA PORTUGAL - ELECTRICIDADE E GAS, S.A.
IBERDROLA INGENIERIA Y CONSTRUCCION, S.A.U.

III. BASES OF PRESENTATION AND VALUATION POLICIES

(The financial and accounting data and information included in this regular public report should be prepared in accordance with the principles and criteria for recognition and measurement stipulated in prevailing legislation for drawing up financial and accounting information to be included in the annual accounts corresponding to the annual period to which this report refers. If, by exception, the generally accepted accounting criteria and principles stipulated in the corresponding legislation have not been applied to the data and information attached hereto, this fact and the underlying reasons should be stated, indicating the effect that such non-application could have on the net worth, the financial position and the results of the company or its consolidated group. Furthermore, and with a similar scope, any modifications in respect of the last audited annual accounts that may have been made in the accounting principles used in drawing up the attached information must be mentioned and explained. If the same accounting policies, criteria and principles have been applied as in the last annual accounts, and if the latter were drawn up in accordance with the prevailing accounting standards applicable to the company, this should be expressly stated. If any adjustments and/or reclassifications have been made during the preceding period in pursuance of prevailing legislation, to allow for changes in accounting policies, correction of errors or changes in the classification of accounting items, the necessary quantitative and qualitative information shall be included in this section to understand those adjustments and/or reclassifications.)

On 2 September 2005, the information corresponding to the first half was expanded to include the following sections:
- In Section III Bases of Presentation, a) Accounting Standards Applied, the text of paragraph 3 ("The Iberdrola Group...") was modified.
- In Section IV Consolidated Balance Sheet (International Financial Reporting Standards Adopted), a breakdown was given of the amounts stated for Tangible Fixed Assets and Property Investments for the previous year.
- In Section VI Comparative Consolidated Balance Sheet between current national accounting standards and the International Financial Reporting Standards Adopted, and the amount corresponding to the Adjustment against reserves for the transition to the IFRS was included in Liabilities and Net Worth.
- In Section XIV Related-Party Transactions, in part 1 Transactions with the significant shareholders of the company, a breakdown was included of all the transactions.

Bases of Presentation of the Consolidated Balance Sheets

a) Accounting Standards Applied

The accompanying consolidated financial statements have been drawn up in accordance with the accounting principle established for the First-Time Adoption of International Financial Reporting Standards (hereinafter IFRS), including the International Accounting Standards (IAS), the interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC) and the Standing Interpretations Committee (SIC).

The purpose of preparing the accompanying consolidated balance sheet and explanatory notes is to present information that can be used for comparison in the 2005 Annual Accounts. In this regard, the final consolidated financial statements for 2004, to be published for corporate purposes in the annual accounts for 2005, could differ from the accompanying consolidated financial statements, due to the possible effect of retrospective application of newly published accounting standards or modification of existing standards.

The IBERDROLA Group already applied the following standards in 2004, since they have been mandatory since 1 January 2005:

- IFRS 3 – Business Combinations (*)
- IAS 2 – Inventories
- IAS 8 – Accounting Policies
- IAS 10 – Events after the Balance Sheet Date
- IAS 16 – Property, Plant and Equipment
- IAS 17 – Leases
- IAS 21 – The Effects of Changes in Foreign Exchange Rates
- IAS 24 – Related Party Disclosures
- IAS 27 – Consolidated and Separate Financial Statements
- IAS 28 – Investments in Associates

  (*) This Standard is operative as from 31 March 2004. The IBERDROLA Group has applied it retrospectively as from 1 January 2004.

- IAS 31 – Interests in Joint Ventures
- IAS 32 – Financial Instruments: Disclosure and Presentation
- IAS 33 – Earnings per Share
- IAS 39 – Financial Instruments: Recognition and Measurement
- IAS 40 – Investment Property

The accompanying consolidated financial statements have been prepared in accordance with IFRS 1, which establishes, for certain specific cases, alternatives that entities applying IFRS for the first time may use in the preparation of their financial and accounting information. The alternatives chosen by the IBERDROLA Group are described below:

- The Group has opted not to restate the business combinations as though they had taken place under IFRS, and has eliminated against reserves the assets and liabilities recorded under Spanish GAAP that do not have this consideration under the IFRS.

- The book value of the assets under Spanish GAAP has been taken as the amortised cost of tangible and intangible fixed assets at 31 December 2003, as the IBERDROLA Management assumes that the restatement of assets made under the accounting standards prevailing in the countries in which companies belonging to the IBERDROLA Group operate reflect, approximately, the price variations in those countries.

- The translation differences generated prior to 31 December 2003 have been transferred to reserves. Consequently, in the event of disposal of an investee company, the profit and loss account would only show the translation differences generated after said date.

- When recording the production plant decomissioning costs, the IBERDROLA Group has opted to record the provision required to meet said future costs at their current value at the date of commissioning the respective asset, against the item "Tangible fixed assets" on the accompanying consolidated balance sheet.

Both the cumulative depreciation and amortisation of assets at 31 December 2003 and the financial adjustment of the corresponding provision at that date are based on the estimates made by the IBERDROLA Group at that date, recorded as debit and credit, respectively, in the item "Unappropriated reserves" on the accompanying consolidated balance sheet.

The IFRS also establish certain alternatives in their application, including the following:

i) The IFRS establish the alternative of capitalising financial expenses generated on the external financing assigned to construction in progress and nuclear fuel stocks. The IBERDROLA Group has opted to capitalise these financial expenses.

ii) Interests in joint ventures may be recognised by proportionate consolidation or by the equity method, using the same criteria for all interests held by the Group in joint ventures. The IBERDROLA Group applies proportionate consolidation to all jointly controlled entities.

iii) Both intangible assets and the assets recorded under "Property, plant and equipment" and "Investment properties" may be carried at fair value or purchase cost after deducting any accumulated depreciation and accumulated impairment, if any. The IBERDROLA Group has opted to record these assets at cost.

iv) The IFRS allow actuarial differences in excess of the greater value between 10% of the actuarial present value of the benefit and 10% of the fair value of the assets assigned to the plan to be deferred over the remaining average life of the employees included in the plan. The IBERDROLA Group has decided to recognise the total amount of actuarial differences when produced.

v) The IFRS allow two treatments for recognising capital grants: deducting the amount of the capital grants from the book value of the asset or recording capital grants as deferred income on the liabilities side of the balance sheet. The IBERDROLA Group has chosen the latter option.

b) Consolidation principles

The subsidiaries controlled by the IBERDROLA Group have generally been recorded by full consolidation, except where they represent an insignificant interest in respect of the true and fair view of the IBERDROLA Group. The potential effect of recording these entities by full consolidation is, therefore, entirely irrelevant in the consolidation financial statements of the IBERDROLA Group.

The IBERDROLA Group is considered to control a subsidiary when it has sufficient power to establish the financial and operating policies, so that it can obtain a return on its activities.

The multi-group entities jointly controlled by the IBERDROLA Group have been carried by proportionate consolidation.

The associates not controlled by the IBERDROLA Group, but in which it has a significant influence, have been carried by the equity method. When preparing these consolidated financial statements, it has been considered to have a significant influence in those entities in which it has an interest of more than 20%, save in specific cases in which, with a smaller interest, the existence of a significant influence can be clearly proved.

A list of the subsidiaries, jointly controlled entities and associates of IBERDROLA is set out in the Annex, indicating the consolidation or valuation method applied when preparing the accompanying consolidated financial statements and other relevant information.

The transactions of IBERDROLA and its consolidated subsidiaries have been consolidated according to the following basic principles:

1. At the date of acquisition, the assets, liabilities and contingent liabilities of the subsidiary are carried at fair value without considering minority interests. If there is a positive difference between the acquisition cost of the subsidiary and the value of that entity, after assessing its assets, liabilities and contingent liabilities at fair value, that difference is recorded as goodwill.

   If the difference is negative, it is recorded in the consolidated profit and loss account.

2. Goodwill arising from business combinations is no longer amortised as from 1 January 2004, date of transition to the IFRS, although it is tested at least annually for impairment.

3. The result of carrying these interests by the equity method (after eliminating the results of intercompany transactions) is included in the items "Other unappropriated reserves" and "Profit/loss of companies carried by the equity method" on the accompanying Consolidated Balance Sheet and Consolidated Profit and Loss Account, respectively.

4. The reserves of subsidiaries recorded by the full consolidation and proportionate consolidation methods are recorded, according to their nature, in "Undistributable reserves" or "Other undistributable reserves".

5. The values of the shares held by minority shareholders in the net worth and profit/loss of subsidiaries recorded by full consolidation and jointly controlled companies carried by proportionate consolidation are included in "Minority interests" on the liabilities side of the accompanying Consolidated Balance Sheet and "Profit/loss attributed to minority interests" on the accompanying Consolidated Profit and Loss Account, respectively.

6. The financial statements of overseas companies have been translated applying the exchange rate at balance-sheet date. This method consists of translating to euro all assets, rights and obligations at the exchange rate in force at the date of the consolidated financial statements, applying the average exchange rate for the year to the items on the Consolidated Profit and Loss Accounts, maintaining shareholders' equity at the historic exchange rate at the date of initial consolidation or date of acquisition (or at the average exchange rate for the year of its generation in the case of cumulative profit/loss), as appropriate.

7. The accompanying consolidated financial statements include certain adjustments to homogenise the accounting principles and methods applied by subsidiaries with those of IBERDROLA.

8. All balances and transactions between companies recorded by full or proportionate consolidation have been eliminated in the consolidation process.

Transition to the International Financial Reporting Standards (IFRS)

Conciliation at 31 December 2004 between the net worth of the IBERDROLA Group under Spanish GAAP and IFRS.

Code 5010 and 5020 Tangible fixed assets and Property investments

1) The increase produced through reclassification of leased assets, the capitalisation of the present value of the estimated decomissioning costs of electricity generation facilities and changes in the consolidation perimeter of certain companies which had been carried by the equity method under Spanish GAAP, is partly adjusted by the accounting reclassification of the negative goodwill arising from business combinations made by the Group in earlier years.

This negative goodwill was recognised as the assets of the business combination, recorded in the accounts, under Spanish GAAP, in "Merger differences" on the liabilities side of the balance sheet. The accounting treatment of these merger differences in the transition to the IFRS does not entail altering the business combination, but merely reclassifying those differences as a smaller value of the assets to which they were assigned in due course.

Moreover, the Iberdrola Group has classified the properties operated under lease as "investment properties".

The details of these effects are set out below:

	Thousand Euro
Reclassification of leased assets	123,266
Decommissioning costs	74,142
Change of consolidation perimeter	319,430
Assignment merger differences	(363,662)
Reclassification of investment properties	(341,592)
Others	(1,321)
	(189,737)

Code 5030 Goodwill

2) Owing to the differences between Spanish GAAP and the IFRS regarding the indicators establishing the degree of control over investees, Energias de Portugal, S.A. (formerly Electricidade de Portugal, S.A.) is excluded from the consolidation perimeter, with the consequent derecognition of the goodwill contemplated under Spanish GAAP.

The goodwill corresponding to companies carried by the equity method has been classified under the IFRS as an increased value of the portfolio.

The adjustments made for transition to the IFRS are summarised below:

	Thousand Euro
Designation of Energias de Portugal, S.A. (formerly Electricidade de Portugal, S.A.) as available for sale	(182,484)
Gas Natural México, S.A. de C.V.	(47,136)
Gamesa Corporación Tecnológica, S.A.	(51,204)
Others	(167)
	(280,991)

Code 5040 Other intangible assets

3) The reduction in this account is mainly due to the reclassification of leased assets to the corresponding accounts, according to the nature of each asset. This reclassification amounted to 123,266 thousand euro at 31 December 2004.

Code 5050 Non-current financial assets

4) The variation produced in the transition to IAS of this item is due to several reasons:

i) Owing to the differences beween Spanish GAAP and the IFRS in respect of the indicators establishing the degree of control over investees, in the transition to the IFRS Energias de Portugal, S.A. (formerly Electricidade de Portugal, S.A.) and Red Eléctrica de España, S.A. are excluded from the consolidation perimeter. They are now considered investments available for sale and, consequently, are carried at their year-end market values.

ii) Moreover, under Spanish GAAP some entities that were carried by the equity method are now recorded by full or proportionate consolidation. This is the case of Corporación IBV Participaciones Empresariales, S.A., NEO SKY 2002, S.A., Media Park, S.A., Iberdrola Ingeniería y Construcción, S.A. (formerly Iberdrola Ingeniería y Consultoría, S.A.) and the sub-group IBERDROLA Cogeneración, among others.

iii) Under IAS 39 – Financial instruments, all derivatives contracted by the IBERDROLA Group at year-end must be measured at fair value, even if they are considered hedging. This change in respect of Spanish GAAP means that a financial asset is recognised at the positive fair value of those derivatives.

These effects are summarised below:

	Thousand Euro
Designation of the interest in Energias de Portugal, S.A. (formerly Electricidade de Portugal, S.A.) as available for sale	102,317
Designation of the interest in Red Eléctrica de España as available for sale	43,761
Change in consolidation perimeter	(538,345)
Reclassification of the goodwill from Gas Natural México, S.A. de C.V.	52,375
Reclassification of the goodwill from Gamesa Corporación Tecnológica, S.A.	51,204
Valuation of derivatives	65,948
Others	31,198
	(191,542)

Code 5070 Other non-current assets

5) The negative goodwill recorded in previous years, which, under Spanish GAAP, had been included in "Merger differences" net of the corresponding tax effect, has been reclassified as an asset, according to the assignment made at the time of the business combination. This reclassification has been recorded at the gross value before tax, recognising at the same time the deferred tax assets corresponding to the difference between the book value and fiscal value of those assets.

Furthermore, in pursuance of the IFRS, the Iberdrola Group has recognised the deferred tax assets as non-current assets even though they are expected to be used within a period of less than twelve months.

The details of these and other effects of the transition to the IFRS are set out below:

	Thousand Euro
Assignment of merger differences	127,282
Reclassification to long-term of deferred tax assets	96,897
Provision for decommissioning costs	72,756
Valuation of derivatives	91,946
Change in consolidation perimeter	46,812
Designation of the interest in Energias de Portugal, S.A. (formerly Electricidade de Portugal, S.A.) as available for sale	34,441
Others	(20,523)
	449,611

Code 5060 Long-term shares in the parent company

6) Under Spanish GAAP, treasury shares acquired for purposes other than capital redemption were recorded in assets, at the lowest of their acquisition cost, theoretical book value and fair value.

The IFRS establish that treasury shares must be recorded in equity at their acquisition cost.

Code 5090 Deferred charges

7) Under Spanish GAAP the expenses incurred in issuing financial instruments and the difference between the redemption value and the value of the assets received when contracting certain financing transactions are classified as "Deferred charges".
In the transition to IFRS, these deferred expenses have been reclassified, reducing the value of the financial liability that gave rise to them so that said liability is carried at its amortised cost, in pursuance of IAS 39 – Financial Instruments.

Code 5100 Inventories

8) Iberdrola Inmobiliaria, S.A. (formerly Apex 2000, S.A.U.), a company wholly-owned by IBERDROLA, having as its objects the performance of property-related activities, applied the principle, in accordance with the specific Spanish accounting standards for this type of companies, of recognising the entire revenues on the sale of property developments when construction progress reached 80% and there were firm commitments for sale. IFRS criteria differ from Spanish GAAP in that it is only possible to recognise these revenues when the risks of the asset have been transferred, i.e. when it is registered. This different principle in the recognition of revenue has led to an increase in "Inventories" of 82,853 thousand euro in the translation at 31 December 2004.

Code 5110 - 5150 Current assets

9) The variations in these items correspond mainly to the incorporation of assets contributed by the entities included within the consolidation perimeter and, where appropriate, by the elimination of intercompany balances produced by the same cause.

Code 5270 Minority interests

10) The balance sheet item "Minority interests", which shows the value of the interests held by minority shareholders in the equity and profit/loss of subsidiaries carried by full consolidation must, according to the IFRS, be recorded as an integral part of equity. By applying this principle, the equity has increased, considering also the increase produced by the change in consolidation method applied to certain companies in the IBERDROLA Group which, under the IFRS, are now included by full consolidation.

Code 5290 Negative difference on consolidation

11) The negative differences on consolidation that were not assigned to assets at the time of the business combination have been assigned to reserves at the transition date.

Code 5330 Provisions

12) The IBERDROLA Group has been providing for the costs it will have to incur in the dismantling, ground conditioning and other necessary actions up to the final decomissioning of certain generation facilities (essentially thermal and nuclear facilities) and for the cost of part of the nuclear fuel that will not be burnt in the nuclear power plant reactors.

The change in "Provisions" is because under the IFRS this provision must be carried against tangible fixed assets at the time of building the facility, for the present value of the estimate of future costs, updated annually according to a financial principle.

The effect of applying this accounting principle has increased Provisions by 202,013 thousand euro (of which 65,793 thousand euro correspond to a reduction of the balance of nuclear fuel stocks in the reactor, in "Inventories") at 31 December 2004.

Code 5310, 5320, 5360 and 5370 Financial Debt

13) The changes in the financial debt of the IBERDROLA Group are due essentially to the incorporation of new companeis within the consolidation perimeter, the carrying at fair value of the hedging derivatives and financial liabilities, for which a reasonable value hedging has been established, and the carrying at amortised cost of the other financial liabilities.

These effects are summarised below:

	Thousand Euro
Carrying of debt at amortised cost	(94,882)
Change in consolidation perimeter	192,134
Assessment of derivatives	262,703
Carrying of debt at fair value, subject to hedging of a reasonable value	(55,368)
	304,587

Code 5340 Other non-current liabilities

14) The carrying at fair value of hedging derivatives and available-for-sale financial assets with a positive valuation have generated the corresponding deferred tax liability:

	Thousand Euro
Redesignation of Red Eléctrica de España as associate	20,572
Assessment of derivatives	30,044
Reclassification as long-term of deferred tax liabilities	13,883
Temporary differences generated in foreign entities with functional currencies other than their national currency	10,124
Others	34,055
	108,678
Variation in other non-current liabilities	13,100
	121,778

Code 5230 Valuation adjustments

15) Under the IFRS, all value adjustments of derivative instruments classified as cash flow hedging instruments and available-for-sale assets are carried, net of tax, in "Reserve for valuation of unrealised assets and liabilities".

Code 5200 Reserves

16) According to the alternatives established in IFRS 1 – First-Time Adoption, the Group has decided to eliminate the balance accumulated at 1 January 2004 in "Translation differences" against reserves.

17) The main adjustments to reserves made in the transition to the IFRS are shown below:

	Thousand Euro
Redesignation of associate	(80,437)
Provision for decommissioning of generation facilities	(53,896)
Recognition of revenues from property development activities	(17,031)
Assessment of non-hedging derivatives	(40,424)
Valuation and gains with treasury shares	8,295
Others	(2,231)
	(185,724
Profit/loss 2004	1,210,727
Effect on profit/loss of transition to IFRS	637
Assignment merger differences	(236,380)
Assessment available-for-sale investments	40,247
Assessment cash flow hedging derivatives	(28,281)
Others	3,517
	804,743

IV. SEPARATE BALANCE SHEET

Unit: Thousand euro

ASSETS

			CURRENT YEAR	PREVIOUS YEAR
A)	UNCALLED SHARE CAPITAL	0200		
I.	Formation expenses	0210	0	61
II.	Intangible fixed assets	0220	189,918	195,308
II.1	Leasing rights	0221	113,438	113,074
II.2	Other intangible fixed assets	0222	76,480	82,234
III.	Tangible fixed assets	0230	638,600	612,691
IV.	Financial fixed assets	0240	12,445,224	12,603,359
V.	Treasury shares long-term	0250	90	6,600
VI.	Long-term trade receivables	0255	49,672	305,415
B)	FIXED ASSETS (3)	0260	13,323,504	13,723,434
C)	DEFERRED CHARGES (3)	0280	115,054	124,149
I.	Called-up share capital receivable	0290		
II.	Inventories	0300	32,782	1,865
III.	Accounts receivable	0310	20,850,265	2,944,882
IV.	Short-term financial investments	0320	2,153,681	664,576
V.	Treasury shares short-term	0330		
VI.	Cash in hand and at banks	0340	14,891	10,564
VII.	Prepayments and accrued income	0350	16,496	5,794
D)	CURRENT ASSETS	0360	23,068,115	3,627,681
	TOTAL ASSETS (A+B+C+D)	0370	36,506,673	17,475,264

LIABILITIES

			CURRENT YEAR	PREVIOUS YEAR
I.	Subscribed capital	0500	2,704,648	2,704,648
II.	Reserves	0510	3,357,739	3,353,386
III.	Profit/loss brought forward	0520	1,046,751	1,041,429
IV.	Profit/loss for the year	0530	199,871	20,273
V.	Interim dividends	0550		
A)	SHAREHOLDERS' EQUITY	0560	7,309,009	7,119,736
B)	DEFERRED REVENUES (4)	0590	48,438	50,829
C)	PROVISIONS FOR LIABILITIES AND CHARGES	0600	464,729	512,312
I.	Issues of debentures and other marketable securities	0610	850,827	767,252
II.	Debts to credit institutions	0615	3,456,774	2,631,659
III.	Debts to group and associated companies	0620	3,882,376	3,210,646
IV.	Long-term trade payables	0625		21,915
V.	Other long-term debts	0630	74,654	64,117
D)	LONG-TERM ACCOUNTS PAYABLE	0640	8,264,631	6,695,589
I.	Issues of debentures and other marketable securities	0650	65,436	36,766
II.	Debts to credit institutions	0655	997,483	414,307
III.	Debts to group and associated companies	0660	18,143,046	2,375,214
IV.	Trade accounts payable	0665	863,199	177,859
V.	Other short-term debts	0670	350,322	91,764
VI.	Accruals and deferred income	0680	154	662
E)	CURRENT LIABILITIES (5)	0690	20,419,640	3,096,572
F)	PROVISIONS FOR SHORT-TERM LIABILITIES & CHARGES	0695	226	226
	TOTAL LIABILITIES (A+B+C+D+E+F)	0700	36,506,673	17,475,264

V. SEPARATE PROFIT AND LOSS ACCOUNT

Unit: Thousand euro

		Code	CURRENT YEAR Amount	CURRENT YEAR %	PREVIOUS YEAR Amount	PREVIOUS YEAR %
+	Net turnover (6)	0800	1,591,537	100.00%	1,113,289	100.00%
+	Other income (7)	0810	207,070	13.01%	172,745	15.52%
+/-	Change in stock of finished goods and work in progress	0820	0	0.00%	0	0.00%
=	**TOTAL VALUE OF PRODUCTION**	0830	**1,798,607**	113.01%	**1,286,034**	115.52%
-	Net purchases	0840	-1,508,556	-94.79%	-977,622	-87.81%
+/-	Change in stocks of commodities, raw materials and other consumables	0850	0	0.00%	-114	-0.01%
-	External and operating expenses (8)	0860	-130,113	-8.18%	-100,497	-9.03%
=	**ADJUSTED VALUE ADDED**	0870	**159,938**	10.05%	**207,801**	18.67%
+/-	Other expenses and income (9)	0880	0	0.00%	0	0.00%
-	Staff costs	0890	-124,029	-7.79%	-126,138	-11.33%
=	**GROSS OPERATING PROFIT**	0900	**35,909**	2.26%	**81,663**	7.34%
-	Provision for depreciation and amortisation	0910	-42,363	-2.66%	-42,051	-3.78%
-	Transfers to reversion fund	0915	0	0.00%	0	0.00%
-	Change in provisions for current assets (10)	0920	-1,020	-0.06%	-1,252	-0.11%
=	**NET OPERATING PROFIT**	0930	**-7,474**	-0.47%	**38,360**	3.45%
+	Financial income	0940	174,590	10.97%	157,913	14.18%
-	Financial expenses	0950	-323,192	-20.31%	-173,412	-15.58%
+	Interest and exchange losses/gains capitalised	0960	206	0.01%	155	0.01%
-	Provision amortisation and financial provisions (11)	0970	0	0.00%	-8,520	-0.77%
=	**PROFIT ON ORDINARY ACTIVITIES**	1020	**-155,870**	-9.79%	**14,496**	1.30%
+/-	Profit/loss on intangible and tangible fixed assets and participating interests (12)	1021	24,727	1.55%	10,822	0.97%
-	Change in provisions for intangible and tangible fixed assets and participating interests (13)	1023	277,439	17.43%	7,423	0.67%
+/-	Profit/loss on trading of own shares and debentures (14)	1025	-155	-0.01%	3,650	0.33%
+/-	Profit/loss brought forward (15)	1026	-101	-0.01%	3,303	0.30%
+/-	Other extraordinary profit/loss (16)	1030	-512	-0.03%	-26,203	-2.35%
=	**PROFIT BEFORE TAX**	1040	**145,528**	9.14%	**13,491**	1.21%
+/-	Corporation tax and other taxes	1042	54,343	3.41%	6,782	0.61%
=	**PROFIT FOR THE YEAR**	1044	**199,871**	12.56%	**20,273**	1.82%

IV. CONSOLIDATED BALANCE SHEET
(PREPARED ACCORDING TO PREVAILING SPANISH GAAP)

Unit: Thousand euro

ASSETS			CURRENT YEAR	PREVIOUS YEAR
A)	UNCALLED SHARE CAPITAL	1200		
I.	Formation expenses	1210		
II.	Intangible fixed assets	1220	0	0
II.1	Leasing rights	1221		
II.2	Other intangible fixed assets	1222		
III.	Tangible fixed assets	1230		
IV.	Financial fixed assets	1240		
V.	Long-term shares in parent company	1250		
VI.	Long-term trade receivables	1255		
B)	FIXED ASSETS (2)	1260	0	0
C)	GOODWILL ON CONSOLIDATION	1270		
D)	DEFERRED CHARGES (3)	1280		
I.	Called-up share capital receivable	1290		
II.	Inventories	1300		
III.	Accounts receivable	1310		
IV.	Short-term financial investments	1320		
V.	Short-term shares in parent company	1330		
VI.	Cash in hand and at banks	1340		
VII.	Prepayments and accrued income	1350		
E)	CURRENT ASSETS	1360	0	0
	TOTAL ASSETS (A+B+C+D+E)	1370	0	0

LIABILITIES			CURRENT YEAR	PREVIOUS YEAR
I.	Subscribed capital	1500		
II.	Reserves parent company	1510		
III.	Reserves consolidated companies (17)	1520		
IV.	Conversion gains/losses (18)	1530		
V.	Profit attributed to parent company	1540		
VI.	Interim dividends	1550		
A)	SHAREHOLDERS' EQUITY	1560	0	0
B)	MINORITY INTERESTS	1570		
C)	NEGATIVE GOODWILL ON CONSOLIDATION	1580		
D)	DEFERRED REVENUES (4)	1590		
E)	PROVISIONS FOR LIABILITIES AND CHARGES	1600		
I.	Issues of debentures and other marketable securities	1610		
II.	Debts to credit institutions	1615		
III.	Long-term trade payables	1625		
IV.	Other long-term debts	1630		
F)	LONG-TERM ACCOUNTS PAYABLE	1640	0	0
I.	Issues of debentures and other marketable securities	1650		
II.	Debts to credit institutions	1655		
III.	Trade accounts payable	1665		
IV.	Other short-term debts	1670		
V.	Accruals and other deferred income	1680		
G)	CURRENT LIABILITIES (4)	1690	0	0
H)	PROVISIONS FOR SHORT-TERM LIABILITIES AND	1695		
	TOTAL LIABILITIES (A+B+C+D+E+F+G+H)	1700	0	0

V. CONSOLIDATED PROFIT AND LOSS ACCOUNT
(PREPARED ACCORDING TO PREVAILING SPANISH GAAP)

Unit: Thousand euro

		CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
+ Net turnover (6)	1800				
+ Other income (7)	1810				
+/- Change in stock of finished goods and work in progress	1820				
= TOTAL VALUE OF PRODUCTION	1830	0		0	
- Net purchases	1840				
+/- Change in stocks of commodities, raw materials and other consumables	1850				
- External and operating expenses (8)	1860				
= ADJUSTED VALUE ADDED	1870	0		0	
+/- Other expenses and income (9)	1880				
- Staff costs	1890				
= GROSS OPERATING PROFIT	1900	0		0	
- Provision for depreciation and amortisation	1910				
- Transfers to reversion fund	1915				
- Change in provisions for current assets (10)	1920				
= NET OPERATING PROFIT	1930	0		0	
+ Financial income	1940				
- Financial expenses	1950				
+ Interest and exchange losses/gains capitalised	1960				
- Provision amortisation and financial provisions (11)	1970				
+/- Conversion gains/losses (19)	1980				
+/- Share in results companies recorded by equity method	1990				
- Amortisation of goodwill on consolidation	2000				
+ Reversion of negative goodwill on consolidation	2010				
= PROFIT ON ORDINARY ACTIVITIES	2020	0		0	
+/- Profit/loss on intangible and tangible fixed assets and participating interests (12)	2021				
- Change in provisions for intangible and tangible fixed assets and participating interests (13)	2023				
+/- Profit/loss on trading in own shares and debentures (14)	2025				
+/- Profit/loss brought forward (15)	2026				
+/- Other extraordinary profit/loss (16)	2030				
= CONSOLIDATED PROFIT BEFORE TAX	2040	0		0	
+/- Corporation tax	2042				
= CONSOLIDATED PROFIT FOR THE YEAR	2044	0		0	
+/- Profit/loss attributed to minority interests	2050				
= PROFIT FOR THE YEAR ATTRIBUTED TO THE PARENT COMPANY	2060	0		0	

IV. CONSOLIDATED BALANCE SHEET
(INTERNATIONAL FINANCIAL REPORTING STANDARDS ADOPTED)

ASSETS			CURRENT YEAR	PREVIOUS YEAR
I.	Property, plant and equipment	4000	18,966,516	17,383,878
II.	Property investments	4010	291,222	299,221
III.	Goodwill	4020	51,600	17,232
IV.	Other intangible assets	4030	718,608	475,275
V.	Non-current financial assets	4040	1,305,449	1,137,096
VI.	Investments accounted for using the equity method	4050	565,865	421,792
VII.	Biological assets	4060	0	
VIII.	Deferred tax assets	4070	1,085,924	1,096,240
IX.	Other non-current assets	4080	77,409	
A)	NON-CURRENT ASSETS	4090	23,062,593	20,830,734
I.	Biological assets	4100		
II.	Inventories	4110	1,360,911	1,105,528
III.	Trade and other receivables	4120	2,601,807	1,913,337
IV.	Other current financial assets	4140	1,070,618	507,910
V.	Assets for current tax	4150	531,436	693,421
VI.	Other current assets	4160	32,179	48,599
VII.	Cash and cash equivalents	4170	212,503	117,453
	Sub-total current assets	4180	5,809,454	4,386,248
VIII.	Non-current assets held for sale and discontinued operations	4190		
B)	CURRENT ASSETS	4195	5,809,454	4,386,248
	TOTAL ASSETS (A + B)	4200	28,872,047	25,216,982

EQUITY AND LIABILITIES			CURRENT YEAR	PREVIOUS YEAR
I.	Share capital	4210	2,704,648	2,704,648
II.	Other reserves (20)	4220	5,517,093	5,003,740
III.	Retained earnings (21)	4230	653,015	580,278
IV.	Other equity instruments	4235		
V.	Less: Own equity instruments	4240	-180	-11,400
VI.	Exchange differences	4250	149,782	7,993
VII.	Other valuation adjustments	4260	-30,727	10,894
VIII.	Revaluation reserves for non-current assets held for sale and discontinued operations	4265		
IX.	Less: Interim dividends	4270		
EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT		4280	8,993,631	8,296,153
X.	Minority interest	4290	120,823	99,038
A)	EQUITY	4300	9,114,454	8,395,191
I.	Issues of debentures and other marketable securities	4310	5,063,291	4,255,808
II.	Debts to credit institutions	4320	4,740,057	3,737,645
III.	Other financial liabilities	4330		
IV.	Deferred tax liabilities	4340	621,787	500,976
V.	Provisions	4350	1,348,627	1,221,620
VI.	Other non-current liabilities (22)	4360	1,100,134	775,965
B)	NON-CURRENT LIABILITIES	4370	12,873,896	10,492,014
I.	Issues of debentures and other marketable securities	4380	1,335,712	1,935,286
II.	Debts to credit institutions	4390	1,349,719	801,094
III.	Trade and other payables	4400	2,973,155	2,370,324
IV.	Other financial liabilities	4410		
V.	Provisions	4420	44,947	26,163
VI.	Liabilities for current tax	4430	770,069	954,225
VII.	Other current liabilities	4440	410,095	242,685
	Sub-total current liabilities	4450	6,883,697	6,329,777
VIII.	Liabilities directly associated with non-current assets held for sale and discontinued operations	4465		
C)	CURRENT LIABILITIES	4470	6,883,697	6,329,777
	TOTAL EQUITY AND LIABILITIES (A + B + C)	4480	28,872,047	25,216,982

V. CONSOLIDATED PROFIT AND LOSS ACCOUNT
(PREPARED ACCORDING TO PREVAILING SPANISH GAAP)

Unit: Thousand euro

			CURRENT YEAR		PREVIOUS YEAR	
			Amount	%	Amount	%
+	Net turnover	4500	5,418,512	100.00%	4,124,783	100.00%
+	Other income	4510	186,036	3.43%	74,912	1.82%
+/-	Change in stock of finished goods and work in progress	4520	1,461	0.03%	22,815	0.55%
-	Supplies	4530	-3,117,242	-57.53%	-1,905,548	-46.20%
-	Staff costs	4540	-392,478	-7.24%	-395,829	-9.60%
-	Provision for depreciation and amortisation	4550	-469,650	-8.67%	-445,333	-10.80%
-	Other expenses	4560	-515,158	-9.51%	-467,241	-11.33%
=	**OPERATING PROFIT/(LOSS)**	4570	**1,111,481**	20.51%	**1,008,559**	24.45%
+	Financial income	4580	138,814	2.56%	125,741	3.05%
-	Financial expenses	4590	-323,163	-5.96%	-307,178	-7.45%
+/-	Exchange differences (net)	4600	-3,454	-0.06%	-2,530	-0.06%
+/-	Profit/loss from changes in value of financial instruments at reasonable value (net)	4610		0.00%		0.00%
+/-	Profit/loss from changes in value of non-financial assets at reasonable value (net)	4620		0.00%		0.00%
+/-	Profit/loss from impairment/impairment reversion of assets (net)	4630		0.00%		0.00%
+/-	Share in profit/loss for the year of associates and joint businesses accounted for using the equity method	4640	25,244	0.47%	29,515	0.72%
+/-	Profit/loss on disposal of non-current assets or valuation of non-current assets held for sale not included in discontinued operations (net)	4650	25,454	0.47%	25,602	0.62%
+/-	Other profit or loss (net)	4660	-8,333	-0.15%	-4,873	-0.12%
=	**PROFIT/(LOSS) BEFORE TAX ON CONTINUED OPERATIONS**	4680	**966,043**	17.83%	**874,836**	21.21%
+/-	Corporation tax	4690	-305,890	-5.65%	-291,210	-7.06%
=	**NET PROFIT/(LOSS) FOR THE YEAR ON CONTINUED OPERATIONS**	4700	**660,153**	12.18%	**583,626**	14.15%
+/-	Balance after tax on discontinued operations (net) (23)	4710		0.00%		0.00%
=	**PROFIT/(LOSS) FOR THE YEAR**	4720	**660,153**	12.18%	**583,626**	14.15%
+/-	Minority interests	4730	-7,138	-0.13%	-3,348	-0.08%
=	**PROFIT/(LOSS) FOR THE YEAR ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT**	4740	**653,015**	12.05%	**580,278**	14.07%

VI. COMPARATIVE CONSOLIDATED BALANCE SHEET BETWEEN SPANISH GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS ADOPTED

Units: Thousand euro

	ASSETS		OPENING BALANCE 2005 (IFRS)	CLOSING BALANCE 2004 (SPANISH GAAP)
I.	Formation expenses	5000		16,719
II.	Property, plant and equipment	5010	18,179,680	18,369,417
III.	Property investments	5020	341,592	
IV.	Goodwill	5030	42,872	323,863
V.	Other intangible assets	5040	522,524	574,839
VI.	Non-current financial assets	5050	1,798,025	1,989,567
VII.	Shares in parent company long term	5060		2,102
VIII.	Other non-current assets	5070	1,216,673	767,062
A)	NON-CURRENT/LONG-TERM ASSETS	5080	22,101,366	22,043,569
B)	DEFERRED CHARGES	5090		175,290
I.	Inventories	5100	1,270,705	1,142,271
II.	Trade and other receivables	5110	1,765,950	2,010,892
III.	Other current financial assets	5120	477,496	208,339
IV.	Shares in parent company short term	5130		0
V.	Other current assets	5140	388,618	511,429
VI.	Cash and cash equivalents	5150	154,944	105,996
	Sub-total	5160	4,057,713	3,978,927
VII.	Non-current assets held for sale and discontinued operations	5170		
C)	CURRENT ASSETS	5175	4,057,713	3,978,927
	TOTAL ASSETS (A + B + C)	5180	26,159,079	26,197,786

	EQUITY AND LIABILITIES		OPENING BALANCE 2005 (IFRS)	CLOSING BALANCE 2004 (SPANISH GAAP)
I.	Capital	5190	2,704,648	2,704,648
II.	Reserves	5200	6,136,647	5,331,904
Of which: Adjustment against reserves for transition to IFRS (*)		5210	-185,724	
III.	Other equity instruments	5215		
IV.	Less: Own equity instruments	5220	-4,053	
V.	Other valuation adjustments	5230	-18,423	
VI.	Profit/loss for the year	5240		1,210,727
VII.	Less: Interim dividends	5250	-293,834	-293,834
A)	EQUITY SPANISH GAAP / EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF PARENT	5260	8,524,985	8,953,445
B)	MINORITY INTERESTS	5270	102,662	77,130
	TOTAL EQUITY UNDER IFRS (A + B)	5280	8.627.647	
C)	NEGATIVE DIFFERENCES ON CONSOLIDATION	5290		22,467
D)	DEFERRED REVENUES	5300	468,206	484,321
I.	Issues of debentures and other marketable securities	5310	4,728,374	4,806,480
II.	Debts to credit institutions	5320	3,858,955	3,567,964
III.	Provisions	5330	1,285,146	1,034,754
IV.	Other non-current liabilities	5340	919,699	797,921
E)	NON-CURRENT LIABILITIES	5350	10,792,174	10,207,119
I.	Issues of debentures and other marketable securities	5360	1,498,346	1,498,347
II.	Debts to credit institutions	5370	1,019,177	927,474
III.	Trade and other payables	5380	2,375,713	3,938,845
IV.	Provisions	5390	28,187	48,345
V.	Other current liabilities	5400	1,349,629	40,293
	Sub-total	5410	6,271,052	6,453,304
VI.	Liabilities directly associated with non-current assets held for sale and discontinued operations	5420		
F)	CURRENT LIABILITIES	5425	6,271,052	6,453,304
	TOTAL EQUITY AND LIABILITIES (A + B + C + D + E + F)	5430	26,159,079	26,197,786

(*) Informative line, the amounts are not to be counted arithmetically to obtain the "Equity under IFRS"

VII. DISTRIBUTION BY ACTIVITY OF THE NET TURNOVER

	ACTIVITY		SEPARATE		CONSOLIDATED	
			Current year	Previous year	Current year	Previous year
	MAIN ACTIVITY	2100	1,087,875	1,096,176	4,634,968	3,552,572
	SALE OF GAS	2105	433,367	0	234,644	154,746
	TELECOMMUNICATIONS	2110	17,169	17,113	9,563	9,679
	OTHERS	2115	53,126		539,337	407,786
		2120				
		2125				
		2130				
		2135				
		2140				
(*)	**Work performed pending certification**	2145				
	Total net turnover	2150	**1,591,537**	**1,113,289**	**5,418,512**	**4,124,783**
	Domestic market	2160	1,591,537	1,113,289	4,588,250	3,450,482
	Exports: European Union	2170				
	O.E.C.D. countries	2173				
	Other countries	2175			830,262	674,301

(*) To be completed only by building firms.

VIII. AVERAGE NUMBER OF PERSONS EMPLOYED DURING THE PERIOD

		SEPARATE		CONSOLIDATED	
		Current year	Previous year	Current year	Previous year
TOTAL PERSONS EMPLOYED	3000	2,528	2,603	16,815	16,699

IX. EVOLUTION OF BUSINESS

(The information included in this section, in addition to complying with the instructions for completing this half-year report, must expressly mention the following aspects: evolution of turnover and related costs; composition and analysis of the principal transactions giving rise to the extraordinary profit obtained, if any; comment on the most important investments and disinvestments, explaining their effect on the working capital of the company and especially on the company's cash situation; adequate explanation of the nature and effects of any items that may have caused a significant change in the turnover or profits of the company during this six-month period in respect of those reported in the previous quarter. Furthermore, entities sumitting consolidated balance sheets and profit and loss accounts prepared in accordance with the IFRS adopted must provide detailed information on any transactions producing a significant effect on the financial positions, the profits or the net worth of the company or its group as a result of the impairment of assets or reversion thereof, the valuation of assets and liabilities at reasonable value, including derivatives and hedging, exchange differences, provisions, business combinations, discontinued operations or any other operations having a significant effect, and a description of the material changes in the item "non-current assets held for sale and discontinued operations" and related liabilities, any significant changes in the risk assumed and operations effected to reduce it, and events after the balance sheet date, which, although significant, are not recorded in the financial information presented. Finally, a clear distinction should be made between comments referring to consolidated financial statements and those, if any, referring to separate financial statements.)

See annexed sheets

X.1.) ISSUES, REDEMPTIONS OR CANCELLATIONS OF DEBENTURES & NOTES

(This section will include specific information on each issue, redemption or cancellation of debentures and notes made since the beginning of the year by the company obliged to file the regular public report or, as the case may be, by a company included within the consolidation perimeter, indicating for each issue, redemption or cancellation the information indicated in the attached tables. This information must be set out separately, distinguishing between issues, redemptions or cancellations for which a prospectus for the issue or placement of the securities has had to be filed with a Competent Authority (24) of a member State of the European Union and those for which this has not been required. In the case of issues, redemptions or calculations made by associates or any investee other than the parent, subsidiaries or jointly controlled entities, that information will only be included insofar as the issue or cancellation is fully or partially guaranteed by the parent, or any subsidiary or jointly controlled entity thereof. Issues or placements of securities on the monetary market (25) may be added (26) by type of transaction (27), just like issues made by one entity within one country, provided they have similar features. If an issue, redemption or cancellation is made through a special purpose vehicle (28), this circumstance must be expressly mentioned.)

Issue, redemption or cancellation of debentures & notes for which a prospectus has had to be filed with a Competent Authority (24) of the European Union

Issuer	Relation-ship (29)	Domicile	*Terms of the issue, redemption of cancellation of debentures & notes*									
			Operation (27)	ISIN Code (30)	Type of security	Date issue, redemp. or cancel.	Balance out-standing	Interest rate	Maturity & forms repayment	Listed on	Credit rating	Securities given (31)
Iberdrola Finanzas SAU	Subsidiary	SPAIN	Issues	XS0218032356	Debentures (EMTN)	28/04/05	100,000,000	2.27	Single 28/04/2008	Stock Exch. Luxembourg	A2(M); A+(S&P, FITCH)	Iberdrola, S.A.
Iberdrola Finanzas SAU	Subsidiary	SPAIN	Issues	XS0218074861	Debentures (EMTN)	28/04/05	65,000,000	3.06	Single 30/11/2009	Stock Exch. Luxembourg	A2(M); A+(S&P, FITCH)	Iberdrola, S.A.
IberdrolaSA. (May 93)	Subsidiary	SPAIN	Redemptions	ES0244580504	Unsecured debentures	24/05/05	15,'25,3'3	11.20	Reduction nominal 50% 24/05/2005 & rest on 24/05/2006	AIAF	No rating	
Coelba	Subsidiary	BRAZIL	Cancellations		Unsecured debentures	21/06/05	0		01/06/2008 redeemable early	Bovespa	A (S&P Brazil)	
Iberdrola Finanzas SAU	Subsidiary	SPAIN	Issues	XS0220756323	Debentures (EMTN)	01/06/05	60,000,000	2.21	Single 01/06/2007	Stock Exch. Luxembourg	A2(M); A+(S&P, FITCH)	Iberdrola, S.A.
Coelba (2005 series 1)	Subsidiary	BRAZIL	Issues		Unsecured debentures	21/06/05	440,000,000		Part-payments from 2008 to 2010	Bovespa	A (S&P Brazil)	
Coelba (2005 series 2)	Subsidiary	BRAZIL	Issues		Unsecured debentures	21/06/05	100,000,000		Single 2011	Bovespa	A (S&P Brazil)	
Iberdrola Finanzas SAU	Subsidiary	SPAIN	Issues	XS0220742885	Debentures (EMTN)	15/06/05	40,000,000	3.50	Single 15/06/2008	Stock Exch. Luxembourg	A2(M); A+(S&P, FITCH)	Iberdrola, S.A.
Iberdrola Finanzas SAU	Subsidiary	SPAIN	Issues	XS0222372178	Debentures (EMTN)	22/06/05	500,000,000	3.50	Single 22/06/2015	Stock Exch. Luxembourg	A2(M); A+(S&P, FITCH)	Iberdrola, S.A.
Iberdrola Finanzas SAU	Subsidiary	SPAIN	Issues	XS0223548768	Debentures (EMTN)	30/06/05	22,830,000	0.97	Single 30/06/2012	Stock Exch. Luxembourg	A2(M); A+(S&P, FITCH)	Iberdrola, S.A.
Iberdrola International BV	Subsidiary	NETHER-LANDS	Redemptions	XS0106975229	Notes (EMTN)	27/01/05	0	5.51	Single 27/01/2005	Stock Exch. Luxembourg	A1(M); AA-(S&P, FITCH)	Iberdrola, S.A.
Iberdrola International BV	Subsidiary	NETHER-LANDS	Redemptions	XS0111995188	Notes (EMTN)	25/05/05	0	6.00	Single 25/05/2005	Stock Exch. Luxembourg	A1(M); AA-(S&P, FITCH)	Iberdrola, S.A.
Iberdrola International BV	Subsidiary	NETHER-LANDS	Redemptions	XS0146973572	Notes (EMTN)	29/04/05	0	2.39	Single 29/06/2005	Stock Exch. Luxembourg	A1(M); A+(S&P); AA-(FITCH)	Iberdrola, S.A.
Iberdrola International BV	Subsidiary	NETHER-LANDS	Redemptions	XS0113549801	Notes (EMTN)	28/06/05	0	5.87	Single 28/05/2005	Stock Exch. Luxembourg		Iberdrola, S.A.
Iberdrola International BV	Subsidiary	NETHER-LANDS	Cancellations	XS0113261704	Notes (EMTN)	30/06/05	0	7.00	30/06/2010 redeemable 30/06/2005	Stock Exch. Luxembourg	A1(M); AA-(S&P, FITCH)	Iberdrola, S.A.
Iberdrola International BV	Subsidiary	NETHER-LANDS	Redemptions	XS0148546145	Notes (EMTN)	31/05/05	0	2.34	Single 31/05/2005	Stock Exch. Luxembourg	A1(M); A+(S&P); AA-(FITCH)	Iberdrola, S.A.
Iberdrola International BV	Subsidiary	NETHER-LANDS	Redemptions	XS0167022267	Notes (EMTN)	15/04/05	0	2.53	Single 15/04/2005	Stock Exch. Luxembourg	A2(M); A+(S&P, FITCH)	Iberdrola, S.A.
Iberdrola International BV	Subsidiary	NETHER-LANDS	Issues	Sundry	Notes (ECP)		629,350,000	2.15	Single in medium term of 160.63 days	Not listed	P1(M); A-1(S&P); F1(FITCH)	Iberdrola, S.A.
Iberdrola S.A.		SPAIN	Issues	Sundry	Promissory notes (programme)		462,900,000	2.20	Single in medium term of 148.66 days	AIAF	No rating	
Iberdrola S.A. (Hidrola 23rd)		SPAIN	Cancellations	ES0244520237	Unsecured debentures	05/02/05	0	5.06	Single 2005	Stock Exch. Spain	No rating	
Iberdrola S.A. (Iberduero May57)		SPAIN	Redemptions	ES0244580116	Unsecured debentures	01/01/05	174,891	6.75	Single 2007	Stock Exch. Spain	No rating	
Iberdrola S.A. (Iberduero Apr58)		SPAIN	Redemptions	ES0244580124	Unsecured debentures	01/01/05	262,036	6.75	Single 2008	Stock Exch. Spain	No rating	

Issue, redemption or cancellation of debentures for which a prospectus has not had to be filed with a Competent Authority (24) of the European Union												
			Terms of the issue, redemption of cancellation of debentures & notes									
Issuer	Relation-ship (29)	Domicile	Operation (27)	ISIN Code (30)	Type of security	Date issue, redemp. or cancel.	Balance out-standing	Interest rate	Maturity & forms repayment	Listed on	Credit rating	Securities given (31)
Iberdrola International BV	Subsidiary	NETHER-LANDS	Issue		Notes (USPP)	09/02/05	95,715,000	4.48	Single 09/02/2012	Not listed	No rating	Iberdrola, S.A.

X.2.) THIRD-PARTY ISSUES UNDERWRITTEN BY THE GROUP

(This section will include specific information on each issue, redemption or cancellation of debentures and notes secured since the beginning of the year by the company obliged to file the regular public report or, as the case may be, by a company included within the consolidation perimeter, for issues or placements not included in X.1.). above, indicating for each one the information indicated in the attached table. If secured by an associate or any other entity included within the consolidation perimeter other than the parent, subsidiaries or jointly controlled entities, this information will only be included if enforcement of the guarantee could produce a material effect (32) on the consolidated financial statements. Issues or placements of securities made on the monetary market (25) may be added (26) by type of transaction (27), just like issues made by one entity within one country, provided they have similar features. If an issue, redemption or cancellation is made through a special purpose vehicle (28), this circumstance must be expressly mentioned.)

			Terms of the issue, redemption of cancellation of debentures & notes									
Issuer	Relation-ship (29)	Domicile	Operation (27)	ISIN Code (30)	Type of security	Date issue, redemp. or cancel.	Balance out-standing	Interest rate	Maturity & forms repayment	Listed on	Credit rating	Securities given (31)

XI. DIVIDENDS DISTRIBUTED DURING THE PERIOD:

(All dividends effectively paid since the beginning of the financial year must be mentioned).

		% of nominal	Euro per share	Amount (thousand euro)
1. Ordinary Shares	3100	10.9	0.33	293,834
2. Preference Shares	3110			
3. Redeemable Shares	3115			
4. Non-Voting Shares	3120			

Additional information on the distribution of dividends (interim, final, etc.)

Annex on following page (G-11b)

XII. SIGNIFICANT EVENTS (*)

		YES	NO
1. Purchases or transfers of shares in the capital of companies listed on the Stock Exchange giving rise to the obligation to report pursuant to the Stock Market Act s. 53 (5% and multiples)	3200	X	
2. Purchases of treasury shares giving rise to the obligation to report pursuant to Supplementary Provision 1 of the Corporations Act (1%)	3210	X	
3. Other significant increases or reductions of fixed assets (stakes of over 10% in unlisted companies, significant investments or divestments in fixed assets, etc.)	3220	X	
4. Increases and reductions of share capital or par value of stocks	3230		X
5. Issues, redemptions or cancellations of debentures and notes	3240	X	
6. Changes of Directors or the Board of Directors	3250	X	
7. Alterations to the Bylaws	3260	X	
8. Conversions, mergers or demergers	3270	X	
9. Changes in the institutional regulations of the sector with a material effect on the economic or financial position of the Company or Group	3280	X	
10. Lawsuits, litigations or contentious proceedings that may significantly affect the financial position of the Company or Group	3290		X
11. Situations of bankruptcy, temporary receivership, etc.	3310		X
12. Special agreements for the limitation, assignment or waiver, in full or in part, of the voting and economic rights corresponding to the company's shares	3320		X
13. Strategic agreements with national or international groups (exchange of blocks of shares, etc.)	3330		X
14. Other significant events	3340	X	

(*) Put an "X" in the appropriate box, enclosing, if affirmative, an explanatory annex specifying the date of notice to the National Securities Market Commission and the Stock Exchange Management Company

Additional information on the distribution of dividends (interim, final, etc.)

- The interim dividend for 2004 was paid on 3 January 2005, at the rate of 0.326 euro per share.

XII. ANNEX EXPLAINING SIGNIFICANT EVENTS

See annex.

XIV. RELATED-PARTY TRANSACTIONS (34)

The information in this section shall conform to the stipulations of Order EHA/3050/2004 of 15 September, on reporting of related-party transactions (35) by companies issuing securities admitted to trading on regulated markets, bearing in mind the instructions for completing the half-year report.

1. TRANSACTIONS WITH SIGNIFICANT SHAREHOLDERS OF THE COMPANY (36)

Code (37)	Description of the transaction (37)	A/I (38)	Cu/Pr (39)	Amount (thous.euro)	Profit/Loss (40) (thous.euro)	ST/LT (41)	Related Party (42)
033	Others (specify)	Aggregate Information	Current	102,830	0	ST/LT	BBVA
016	Financing arrangements: loans	Aggregate Information	Current	20,000	0	LT	BBVA
024	Guarantees	Aggregate Information	Current	50,675	0	LT	BBVA
033	Others (specify)	Aggregate Information	Current	78,778	0	ST	BBVA
033	Others (specify)	Aggregate Information	Current	60,000	0	LT	BBVA
033	Others (specify)	Aggregate Information	Current	476,180	0	ST/LT	BBVA
033	Others (specify)	Aggregate Information	Current	234,500	0	ST/LT	BBVA

Other aspects (43)

Description of transactions pending specification of code:
Line 1 Debt derivatives
Line 4 Portfolio and treasury stock derivatives
Line 5 Credit facility
Line 6 Foreign exchange trading
Line 7 Notes issuance

On 3 January 2005, the company paid an interim dividend against the 2004 profits of 0.326 euro per share.

The transactions effected with significant shareholders during the first half of 2005 were made in the normal course of business, on arm's length conditions, and the information thereon is not necessary to give a true and fair view of the net worth, financial position and results of the company, although the most significant transactions entered into with Banco Bilbao Vizcaya Argentaria, S.A. (BBVA) are described below:

1. Bank financing:

On 13 April a loan of 1.2 billion euro was arranged with 16 top-ranking financial institutions, with two tranches, the first (500 million euro) being a renewal of the 'Club Deal' loan made in May 2004, with a new repayment period of seven years, and the second, a 7-year credit facility of 700 million euro. BBVA reduced its share from 100 million euro to 50 million euro in the first tranche and took up 70 million euro in the second.

On 25 May, within a strategy of strengthening liquidity through bilateral transactions of 500 million euro with top-ranking financial institutions, a bilateral credit facility of 60 million euro was arranged with BBVA for a period of three years. On the same date, the loan agreement was reduced to 364 days for the same amount.

2. Interest and exchange rate derivatives

Interest and exchange rate hedges have been arranged for 840 million euro, 80 million of which correspond to transactions contracted with BBVA.
The derivatives were contracted following a competitive bid among prestigious financial institutions.

3. Placements of surpluses and drawdown under credit facilities

Credit current accounts and credit facilities have been drawn down in an average daily sum equivalent to 216 million euro, some 35 million of which correspond to BBVA.

Cash surpluses have been placed in an average daily sum equivalent to 39 million euro; BBVA accounts for 26% of that sum.

These transactions are effected on a daily basis to regulate the Group liquidity, following competition among approximately 20 financial institutions.

4. Capital Market Transactions

On 1 June, BBVA acted as issue manager for a private bond issue made by Iberdrola Finanzas, S.A., guaranteed by Iberdrola, S.A., for 60 million euro.

On 22 June, Iberdrola Finanzas, S.A., guaranteed by Iberdrola, S.A., made a public bond issue on the Euro Market for 500 million euro, placed through 8 financial institutions, in which BBVA was Lead Manager and Underwriter, together with another three top-ranking institutions.

Promissory notes for the value of 534 million euro have been issued on the short-term capital markets, of which BBVA placed 44%. Supplementing the domestic notes issuance facility, Iberdrola International BV has also issued 643 million euro, guaranteed by Iberdrola, S.A., of which 5 million were placed through BBVA.

5. Guarantees

BBVA has furnished bank guarantees for companies in the Iberdrola Group in a value of 50 million euro.

6. Foreign exchange

Transactions have been made for an equivalent of 1,218 million euro, 39% of which were contracted with BBVA.

7. Equity derivatives

Portfolio and treasury stock derivatives have been contracted with BBVA in an aggregate sum of 78 million euro.

2. TRANSACTIONS WITH DIRECTORS AND EXECUTIVES OF THE COMPANY (36)

Code (37)	Description of the transaction (37)	A/I (38)	Cu/Pr (39)	Amount (thous.euro)	Profit/Loss (40) (thous.euro)	ST/LT (41)	Related Party (42)
026	Remuneration	Aggregate Information	Previous	4,281	0	ST	
026	Remuneration	Aggregate Information	Current	11,485	0	ST	
027	Severance pay	Aggregate Information	Previous	355	0	ST	
028	Contributions to pension schemes and life assurance	Aggregate Information	Current	3,603	0	ST	
023	Dividends and other benefits distributed	Aggregate Information	Current	4,876	0	ST	

Other aspects (43)

The remunerations include a bonus of 5,836 thousand euro for meeting the multi-year strategic objectives.

The contributions to pension schemes and life assurance include the payment of an annual premium for an insurance policy covering commitments for executive pensions, in a sum of 3,148 thousand euro.

3. TRANSACTIONS AMONG PERSONS, COMPANIES OR ENTITIES OF THE GROUP (36)

Code (37)	Description of the transaction (37)	A/I (38)	Cu/Pr (39)	Amount (thous.euro)	Profit/Loss (40) (thous.euro)	ST/LT (41)	Related Party (42)
026	Remuneration	Aggregate Information	Current	2,599	0	ST	
028	Contributions to pension schemes and life assurance	Aggregate Information	Current	837	0	ST	
003	Purchases of tangible fixed assets	Aggregate Information	Current	3,149	0	ST	AMARA, S.A.
010	Services received	Aggregate Information	Current	5,564	0	ST	AMARA, S.A.
001	Purchases of assets (finished or otherwise)	Aggregate Information	Current	50,804	0	ST	GAMESA EOLICA, S.A.
010	Services received	Aggregate Information	Current	5,266	0	ST	GAMESA EOLICA, S.A.

Other aspects (43)

The transactions described have been made in the normal course of business and on arm's length conditions.

The remunerations include a bonus of 1,280 thousand euro for meeting the multi-year strategic objectives.

The contributions to pension schemes and life assurance include the payment of an annual premium for an insurance policy covering commitments for executive pensions, in a sum of 821 thousand euro.

4. TRANSACTIONS WITH OTHER RELATED PARTIES (36)

Code (37)	Description of the transaction (37)	A/I (38)	Cu/Pr (39)	Amount (thous.euro)	Profit/Loss (40) (thous.euro)	ST/LT (41)	Related Party (42)

Other aspects (43)

XV. SPECIAL AUDITORS' REPORT

(This section shall be completed only in the report corresponding to the first half of the year following the last financial year closed and audited and shall be applicable for all issuing companies which, pursuance to section thirteen of the Ministerial Order of 18 January 1991, are obliged to submit a special report issued by their auditors, when the auditors' report of the annual accounts of the immediately preceding financial year included no opinion or a negative or qualified opinion. The report shall mention that said special auditors' report is annexed to the half-year report, together with a copy of the information provided or declarations made by the company directors on the current situation of the reservations included by the auditors in their auditors' report on the annual accounts of the preceding financial year, on which, in pursuance of the applicable Technical Rules for Audit, the special report was based.)



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UPCOMING EVENTS

2005 RESULTS: DETAILS WILL BE PROVIDED SOON.
·EEI CONFERENCE: FEBRUARY 19th -21th, 2005 LONDON HILTON ON PARK LANE, LONDON, UNITED KINGDOM

IBERDROLA´s Net Electricity Production (provisional) (*)

	October - December 2005			Year 2005		
SPAIN	GWh	% Weight	Vs 2004	GWh	% Weight	Vs 2004
Hydro	1,712	10.0%	-48.8%	7,657	12.0%	-47.3%
Nuclear	6,853	40.2%	6.8%	23,212	36.5%	-12.2%
Coal	1,851	10.9%	5.1%	6,945	10.9%	-1.6%
Fuel-Oil	576	3.4%	-6.6%	3,431	5.4%	42.0%
Combined Cycle	3,468	20.3%	34.7%	13,819	21.7%	60.4%
Cogeneration	407	2.4%	8.8%	1,460	2.3%	3.3%
Renewables	2,185	12.8%	36.0%	7,058	11.1%	30.4%
Wind	2,052		36.8%	6,471		33.5%
TOTAL	17,052	100.0%	2.2%	63,582	100.0%	-3.5%
Demand	24,643		4.1%	96,295		4.4%
Hydro Reservoir levels at 12.31.05				37.4% (4,222 GWh)		

LATAM	GWh	% Weight	Vs 2004	GWh	% Weight	Vs 2004
Hydro	317	6.6%	14.9%	1,159	6.0%	-17.5%
Combined Cycle	4,351	91.1%	0.2%	17,874	92.0%	22.9%
Cogeneration	106	2.2%	-45.1%	394	2.0%	-18.3%
TOTAL	4,774	100.0%	-0.8%	19,427	100.0%	18.2%
Demand (managed)	6,889		4.1%	26,609		6.8%

GROUP	GWh		Vs 2004	GWh		Vs 2004
TOTAL NET PRODUCTION	21,826		1.5%	83,009		0.9%
TOTAL DEMAND	31,532		4.1%	122,904		4.9%

(*)Production acorded to the consolidation method used

Spanish Energy Balance (Provisional. Source: Red Eléctrica de España, S.A.)

	October - December 2005		Year 2005	
	GWh	Vs 2004	GWh	Vs 2004
Hydro	3,872	-35.7%	19,308	-35.2%
Nuclear	16,124	5.0%	57,550	-9.5%
Coal	20,386	2.6%	77,551	1.6%
Fuel-Oil	1,738	-7.3%	9,963	29.4%
Combined Cycle	12,590	45.9%	48,163	66.2%
GROSS PRODUCTION O. Regime	54,710	5.7%	212,533	3.0%
Own consumption	-2,368	5.0%	-9,459	8.7%
Special Regime	13,389	11.7%	49,965	10.2%
NET PRODUCTION	65,731	6.9%	253,039	4.1%
Pumping consumption	-1,571	25.2%	-6,493	41.0%
International Exchanges	-1,769	N/A	-1,370	N/A
DEMAND IN TRANSMISSION	62,392	3.9%	245,176	4.1%

Wholesale Market data

	Oct. – Dec. 05	Year 2005
Daily Market average price (€ / MWh)	61.26	56.25
Total Markets average price (€ / MWh)	64.20	59.20
Iberdrola's total market share (*)	26.8%	25.6%

(*) Iberdrola´s total Production over Total Demand in Spain

Investor Relations Tomás Redondo, 1 28033 Madrid



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IBERDROLA´s Installed Capacity (provisional)

SPAIN	Year 2004 MW	Year 2004 % Weight	Year 2005 MW	Year 2005 % Weight
Hydro	8,776	38.9%	8,819	36.0%
Nuclear	3,335	14.8%	3,344	13.6%
Coal	1,247	5.5%	1,253	5.1%
Fuel-Oil	2,888	12.8%	2,889	11.8%
Combined Cycle	2,800	12.4%	4,000	16.3%
Cogeneration	295	1.3%	387	1.6%
Renewables	3,206	14.2%	3,810	15.5%
TOTAL	22,547	100.0%	24,502	100.0%

LATAM	Year 2004 MW	Year 2004 % Weight	Year 2005 MW	Year 2005 % Weight
Hydro	307	11.4%	299	9.1%
Combined Cycle	2,383	88.6%	2,897	88.1%
Cogeneration	0	0.0%	93	2.8%
TOTAL	2,690	100.0%	3,289	100.0%

GROUP	Year 2004 MW	Year 2004 % Weight	Year 2005 MW	Year 2005 % Weight
Hydro	9,083	36.0%	9,118	32.8%
Nuclear	3,335	13.2%	3,344	12.0%
Coal	1,247	4.9%	1,253	4.5%
Fuel-Oil	2,888	11.4%	2,889	10.4%
Combined Cycle	5,183	20.5%	6,897	24.8%
Cogeneration	295	1.2%	480	1.7%
Renewables	3,206	12.7%	3,810	13.7%
TOTAL INSTALLED CAPACITY	25,237	100.0%	27,791	100.0%

IBERDROLA´s Emissions Indicators (provisional)

	Year 2004	Year 2005
C02 emissions over the period (gr. CO2 /KWh): Total	205	249
C02 emissions over the period (gr. CO2 /KWh): Spain	176	222
Emission-free production: total (GWh)	47,773	39,086
Emission-free production: Spain (GWh)	46,368	37,927
Ratio of emission-free production to total production (%)	58.0%	47.1%
Ratio of emission-free production in Spain to total production (%)	70.4%	59.7%
Total emission-free installed capacity: Total (MW)	15,624	16,272
Total emission-free installed capacity: España (MW)	15,317	15,973
Emission-free installed capacity: Total (%)	61.9%	58.6%
Emission-free installed capacity: España (%)	67.9%	65.2%





IBE-WATCH

investor.relations@iberdrola.es T: + 34 91 784 28 04 F: + 34 91 784 20 64

Stock Market

	Iberdrola	Ibex 35	EuroStoxx Utilities
October - December 2005			
Max (Date)	23.69 (10/04/05)	10,919.20 (10/04/05)	384.41 (12/27/05)
Min (Date)	21.9 (10/28/05)	10,328.60 (10/27/05)	334.91 (10/27/05)
Quartely Change	-0.69 %	-0.74 %	5.65 %
Year 2005			
Max (Date)	23.69 (10/04/05)	10,919.20 (10/04/05)	384.41 (12/27/05)
Min (Date)	18.4 (01/05/05)	8,945.7 (01/12/05)	298.80 (01/13/05)
Yearly Change	23.48 %	18.20%	26.25%

Iberdrola, Ibex35 & EuroStoxx Utilities in 2005
(January 1- December 31)


130
125
120
115
110
105
100
95
Iberdrola
IBEX 35
EUROSTOXX Utilities

Ratios	
Market Capitalization (12/31/05)	20,817
P/E (price at 12/31/05 / EPS 04)	17.2
P/BV (price at 12/31/05 / Equity 04)	2.4

Dividend Information	
Gross Interim (01/03/05)	0.326
Gross Final (07/01/05)	0.442
Dividend Yield (Div. paid / Close price 04)	4.11%

investor.relations@iberdrola.es T: + 34 91 784 28 04 F: + 34 91 784 20 64

Financials

	9 Months 2005	
	Euro MM	Vs. Sept. 2004 (%)
Gross Margin	3,497.8	+5.7%
EBITDA	2,393.2	+10.7%
EBIT	1,643.7	+12.1%
Profit before taxes	1,410.8	+8.2%
Net profit	984.0	+12.6%

	Euro MM	Vs Sept 2004
Total Assets	28,958	+2,634
Equity	9,464	+836
Net Debt	12,325	+1,652
Capex	1,354	-76

	9M 2005	9M 2004
EPS	1.09	0.97
CFPS	1.85	1.61
Gearing	56.6%	55.3%

	Rating	Outlook
S&P	A+	Negative
Moody's	A2	Negative
Fitch	A+	Stable

(*) Following the agreement entered into with Gas Natural for the adquisition of assets and subject to the required authorisations:
- S&P has placed the ratings of IBERDROLA on "credit watch with negative implications"
- Moody´s has placed the ratings of IBERDROLA on "review for a possible downgrade"

Sustainability

	Rating / Situation
Sustainability	
Dow Jones Sustainability World Index 05 / 06	77 points / Worldwide Utilities Top 3 Leadership Group
Dow Jones Sustainability Stoxx Index 05 / 06	77 points / European Utilities Top 3 Leadership Group
OEKOM	B- / Worldwide Utilities Top 3 Leadership Group
Corporate Reputation	
MERCO 2005	Public Services Industry Leader
Corporate Governance	
FTSE ISS Corporate Governance Index	Iberdrola has been included in the index


IBERDROLA

Results 2005

Quarterly report





NET PROFIT UP 15.6% TO 1,382.0 MILLION EUROS

Dividend charged to financial year 2005 to be proposed to the General Shareholders Meeting grows 15.2%, to 0.885 euros per share.

Increase in production and efficiency

- Group´s production grows due to Combined cycles (+60%) and Renewables (+34%) that offsets the lower hydroelectric production (-47%).
- Improving efficiency: Basic Margin grows 510 p.b. above Net Operating Expenses.

EBITDA grows 16% to reach 3,377.6 million euros

- Renewables and International, growth drivers, representing 30% of total EBITDA.
  - Renewable Energy Business EBITDA stood at 465.7 million euros (+ 82.8%).
  - EBITDA of International Business reaches 555.8 million euros (+59.7%).

Development of the Strategic Plan

- The construction targets for combined cycles (+4,000 MW) and renewables (+3,800 MW) in Spain, estimated for the end of 2006, were reached in 2005. The installed capacity of the Group grows 68% to reach 27,791 MW, and the production 75% surpassing 83,000 GWh.
- Net Profit grows more than 62% since 2000 and EBITDA more than 69%, both in line with the growth in the dividend per share (+64%).*

(*) Includes the dividend proposed for 2005.

Regulation

- National Reform Programme: The need for a transparent framework to guarantee supply and price formation based on market mechanisms is pointed out.
- National Renewable Energies Plan: The objectives of renewable installed capacity for 2010 (20,000 MW) strengthen the leadership position of Iberdrola and increase the value of its pipeline of projects.
- 2006 electricity tariff rises 4.48% and includes total recognition of the right to collect the tariff deviation of 2005 in the amounts contributed by each company.

Agreement with Gas Natural

- IBERDROLA considers that the approval with conditions by the Spanish government of the bid of Gas Natural on Endesa will improve the competition in the Energy Industry and does not prevent the execution of the agreement between Gas Natural and IBERDROLA.

- *INFORMATIVE NOTE: All and each statement contained in this document referring to the agreement with Gas Natural are subject not only to the condition of the success of the Gas Natural bid, but also to those coming from the obtention of the necessary administrative authorizations as the ones included in the Eleventh Additional Disposition from the Hydrocarbons Sector Act (Ley 34/1998 del Sector de Hidrocarburos) and the applicable merger control regulation.*



Magnitudes básicas gestionadas

Operating Data		2005	2004	%
Installed capacity	**MW**	**27,791**	**25,238**	**10.1**
Gas combined cycle	MW	6,897	5,183	33.1
Renewable energy	MW	3,810	3,206	18.8
Hydroelectric	MW	9,118	9,083	0.4
Nuclear	MW	3,344	3,335	0.3
Fuel-oil	MW	2,889	2,889	0.0
Coal	MW	1,253	1,247	0.5
Cogeneration	MW	480	295	62.7
Net production	**GWh**	**83,009**	**82,304**	**0.9**
Gas combined cycle	GWh	31,693	23,162	36.8
Renewable energy	GWh	7,058	5,413	30.4
Wind farms	GWh	6,471	4,846	33.5
Hydroelectric	GWh	8,816	15,922	-44.6
Nuclear	GWh	23,212	26,438	-12.2
Fuel-oil	GWh	3,431	2,417	42.0
Coal	GWh	6,945	7,057	-1.6
Cogeneration	GWh	1,854	1,895	-2.2
Energy distributed	**GWh**	**122,904**	**117,115**	**4.9**
Customers	**No. (mil.)**	**17.8**	**17.4**	**2.3**
Employees*	**No.**	**11,146**	**11,382**	**-2.1**

* Includes employees of the parent company and proportional employees in International



Operating Data		2005	2004	%
Spain				
Installed capacity	**MW**	**24,502**	**22,547**	**8.7**
Gas combined cycle	MW	4,000	2,800	42.9
Renewable energy	MW	3,810	3,206	18.8
Hydroelectric	MW	8,819	8,776	0.5
Nuclear	MW	3,344	3,335	0.3
Fuel-oil	MW	2,889	2,889	0.0
Coal	MW	1,253	1,247	0.5
Cogeneration	MW	387	295	31.2
Net production	**GWh**	**63,582**	**65,871**	**-3.5**
Gas combined cycle	GWh	13,819	8,616	60.4
Renewable energy	GWh	7,058	5,413	30.4
Wind farms	GWh	6,471	4,846	33.5
Hydroelectric	GWh	7,657	14,517	-47.3
Nuclear	GWh	23,212	26,438	-12.2
Fuel-oil	GWh	3,431	2,417	42.0
Coal	GWh	6,945	7,057	-1.6
Cogeneration	GWh	1,460	1,413	3.3
Energy distributed	**GWh**	**96,295**	**92,207**	**4.4**
Regulated market	GWh	57,810	57,307	0.9
Sales	GWh	38,485	34,900	10.3
Gas supplies	**GWh**	**51,985**	**34,502**	**50.7**
Customers	GWh	22,255	17,730	25.5
Gas combined cycle	GWh	29,730	16,772	77.3
Customers	**No. (mil.)**	**9.7**	**9.6**	**1.0**
Gas market share (total)	**%**	**13.9%**	**10.8%**	**28.7**
Employees (parent company)	**No.**	**8,252**	**8,546**	**-3.4**
Latin America				
Installed capacity (attributable to Iberdrola)	**MW**	**3,289**	**2,690**	**22.3**
Gas combined cycle	MW	2,897	2,383	21.6
Hydroelectric	MW	299	307	-2.6
Cogeneration	MW	93	0	N/A
Production (attributable to Iberdrola)	**GWh**	**19,427**	**16,433**	**18.2**
Gas combined cycle	GWh	17,874	14,546	22.9
Hydroelectric	GWh	1,159	1,405	-17.5
Cogeneration	GWh	394	482	-18.3
Energy distributed (under management)	**GWh**	**26,609**	**24,908**	**6.8**
Customers (managed)	**No. (mil.)**	**8.1**	**7.8**	**3.8**
Employees	**No.**	**2,894**	**2,836**	**2.0**



Market data		2005	2004
Market Capitalization (31/12)	Million €	20,817	16,859
Earnings per share	€	1.53	1.33
Net operating cash flow per share	€	2.60	2.20
PER	Times	15.06	14.10
Price /Book Value (Capitalisation to NBV at end of period)	Times	2.21	1.62

Economic/financial data

Income Statement		**2005**	**2004**
Net Sales	Million €	11,838.3	8,724.7
EBITDA	Million €	3,377.6	2,912.6
EBIT	Million €	2,262.2	1,990.1
Net Profit	Million €	1,382.0	1,195.6
Net operating expenses / Gross margin	Million €	29.9%	30.5%

Balance Sheet		**2005**	**2004**
Total assets	Million €	30,479	26,189
Shareholders' equity	Million €	9,415	8,520
Net financial debt	Million €	12,211 (1)	10,673
ROE	%	15.4	14.3
Financial leverage (Net debt/Net debt + FL)	%	56.5 (2)	55.6
Debt /equity ratio	Times	1.30	1.25

(1) Includes 1,259 million euros in financing of tariff insufficiency of 2005

(2) Includes the financing of the tariff insufficiency of 2005 (1,259 million euros). If such insufficiency is not included, the financial leverage of 2005 will be 53.8%


IBERDROLA

Operating Highlights

- In 2005 IBERDROLA has achieved part of the targets set in its Strategic Plan in operating terms, reaching a total installed capacity of 27,791 MW, 68% more than in 2000.

- Due to its investments in combined cycles and renewables, which register a 36% growth in production the Company has achieved growth in the total production of the Group reaching 83,009 GWh (+1%). This growth has been possible despite an environment of difficult business conditions in Spain, with a decline of -47.3% in hydroelectric production and -12.2% in nuclear production due to technical shut-downs:

  - It should be emphasised the growing contribution of combined cycles to the generation mix of IBERDROLA in Spain, with a 60.4% growth in production, and is confirmed as the second technology in the Spanish generation mix, with a weight of 21.7%.

  - In addition, wind energy production shows a growth of 33.5%, which has made the capacity under the Special Regime have a weight of 13.4% in the Spanish generation mix.

- With respect to the evolution of demand, its growth has reached 4.4% to 96,295 GWh, and it has been covered with the best quality of supply ever recorded, situating the ICEIT at 1.68 hours, a figure lower than the 1.88 hours recorded in 2004.

- The Operating Profit shows significant development, both in gross terms (EBITDA +16.0%) as well as in net terms (EBIT +13.7%). Furthermore, the improvement in the operating efficiency is being maintained, with Basic Margin growing at 13.6%, 510 p.b. above the growth of 8.5% in the Net Operating Expenses. In line with the operating evolution, Net Profit reached 1,382 MM€ (+15.6%).

- Renewables and International businesses, with strong growths in Operating Profit, have been the growth engines for the Group in 2005:

  - Renewables: EBITDA increases 82.8% reaching 465.7 million euros, thanks an increase of 30.4% in the production and rise of 29.7% in the prices of wind energy.

  - International: Growth of 59.7% in terms of the EBITDA, exceeding 555 million euros, thanks to the good development of the businesses in Mexico and Brazil. The increases in production is worth mentioning, both from the addition of new capacity (La Laguna and Termopernambuco plants) as well as from the improvements in its availability and efficiency in the generation business. On the Distribution side, what stands out is the positive impact of the increases in tariffs. On the other hand, it should be mentioned the positive development in the exchange rate for the currencies of reference in the period.



- Net Profit reaches 1,382.0 million euros (+15.6%). The dividend to be proposed against the full year results will be 0.885 euros per share, up 15.2% in line with the evolution in the profits of the Company, fulfilling the policy established for that purpose by IBERDROLA.

- The leverage of the Company has been kept under control, reaching 53.8% excluding the impact from the tariff deviation (56.5% including such tariff insufficiency), compared to the 55,6% recorded in 2004.

- With respect to Regulation, several significative news have arisen during the last months of 2005, being worth highlighting:

  - Approval of the National Reforms Programme, which establishes the requirement of a "transparent regulatory framework that guarantees the energy supply, the implementation of new investments, and the formation of prices based on market mechanisms."

  - The New National Plan to Promote Renewable Energies, which significantly increases the targets for wind energy, from 13,000 MW to more than 20,000 MW in 2010.

  - The publication of the 2006 Tariff, which includes an increase of 4.48% and recognition of all of the tariff insufficiency that emerged during 2005. The Government will carry out an additional tariff rise in July within the context of an overall revision of the costs of the system, including mechanisms for recovering the tariff deviation.

- On 5 September of this year, IBERDROLA signed an agreement to acquire assets from Gas Natural, conditional upon the success of its public offer to acquire Endesa, as well as the approval of the appropriate authorities and any necessary consent from third parties.


IBERDROLA

Development of the Strategic Plan

1. INVESTMENTS IN GENERATION

During 2005 IBERDROLA put into operation 2,554 MW of additional capacity compared to the one existing at the end of 2004, reaching 27,791 MW, which implies a growth of 10.1%. Spain represents 88% of the total installed capacity, with 24,502 MW, of which 4,000 MW pertain to combined cycles and 3,810 MW to renewables.

The breakdown of the additions during 2005 is as follows:

Additional capacity (MW)	MW in 2005	Facilities put into operation in 2005	MW since December of 2000
Combined cycle	+1,714	Aceca and Arcos III in Spain. La Laguna in Mexico	+6,897
Renewable energy	+604	New facilities in Spain and Europe, and increases in capacity	+3,303
Cogeneration	+185	Purchase of new operating facilities in Spain and Latin America	+480
Traditional generation	+51	Recognized capacity increases Traditional generation plants	+542
Total	+2,554		+11,222

By **geographic area**, the largest portion of the installed capacity put into operation since the start of the Strategic Plan pertains to Spain, with an additional 7,933 MW (+48%), in combined cycles (50%) and renewables (42%). In Latin America 3,289 MW have been put into operation, mainly in combined cycles in Mexico.


Installed capacity (MW)
27,791
+68%
16,569
2000
2005

Capacity (MW)	December 2000	December 2005	Added MW
Spain	16,569	24,502	+7,933
Latin America	0	3,289	+3,289
Total	16,569	27,791	+11,222

By technology, IBERDROLA has achieved a greater balance in its installed capacity in Spain, while maintaining its profile of low environmental emissions, compared to the mix existing at December of 2000. Thus, there has been an increase of the weight of renewable energies from 3% to 16%, and combined cycles already represent 17%.


IBERDROLA


2000


Hydro: 51%
Renewables: 3%
Nuclear: 20%
Coal-Oil: 27%

2005


Hydro: 36%
Coal-Oil: 17%
Gas: 17%
Nuclear: 14%
Renewables: 16%

No emissions

1.1 Spain

- **Combined Cycle Plants**

The **total operating capacity** of IBERDROLA in Combined Cycle Plants in Spain at the end of 2005 reached 4,000 MW, thus meeting the target marked at the start of the Strategic Plan. The operating capacity corresponds to nine combined cycles, two of which entered into service in fiscal year 2005, Aceca and Arcos III, with joint capacity of 1,200 MW. The Aceca combined cycle has been in commercial operation since 1 July. Arcos III, in conjunction with the Groups of Arcos I and Arcos II, completes the facilities in Arcos de la Frontera with total capacity of 1,600 MW.

The load factor of the combined cycle plants in the period has been 65.9%.

With respect to the **capacity under construction**, IBERDROLA has two plants under construction that will enable the Company to reach 5,600 MW in 2007.

Thus, in the last quarter of 2006 the Escombreras combined cycle plant will be put into operation, having 800 MW of capacity, the civil work of which has been completed, with the assembly of the electrical and mechanical BOP along with other work in progress.

Project	Capacity (MW)	Start of operations
Castellón A	800	2002
Castejón	400	2002
BBE	200	2003
Tarragona	200	2004
Santurce	400	2004
Arcos (sets I and II)	800	2004
Aceca	400	2005
Arcos (set III)	800	2005
Escombreras	800	2006
Castellón B	800	2007
TOTAL	5,600	

The Castellón B combined cycle, with capacity of 800 MW, is forecast to start operation in 2007. The Environmental Impact Report (Declaración de Impacto Ambiental) has been issued by the

Ministry of the Environment (MIMAM) and the preliminary work of preparing the site has been started. The contract for the supply of the capacity island has been signed with General Electric.

- **Renewable Energy**

At the end of fiscal year 2005, IBERDROLA'S **installed capacity** reached 3,810 MW (3,494 MW wind energy and 316 MW mini-hydroelectric), thus multiplying more than seven times its installed capacity since the start of the Strategic Plan, which strengthens IBERDROLA as world leader in installed wind energy capacity. The increase achieved in 2005 was 19%. The objective of IBERDROLA is to reach 6,200 MW of capacity in 2008, of which at least 1,200 MW will be located outside Spain.


Renewables (MW)
6,200
1,200
3,810
236
3,574
5,000
507
2000
2005
2008E
International
Spain

With respect to the breakdown of **installed capacity by geographic area**, 94% is located in Spain with 3,574 MW. Regarding projects outside of Spain, IBERDROLA already has 236 MW in operation. As a whole, 99% of the 3,810 MW of total installed capacity of IBERDROLA is located in Europe.

According to the European Wind Energy Association (EWEA), the wind energy capacity of the 15 principal countries of Europe at the end of 2005 was slightly higher than 40,500 MW. In light of this data, IBERDROLA would represent 9% of the European wind energy capacity. The wind farms put into operation by IBERDROLA (+604 MW; +19%) reflect 10% of the new ones installed in Europe (+6,183 MW; +18%).

In addition, IBERDROLA has a portfolio of projects of 15,000 MW in various stages of development in Spain, Europe and Latin America, which gives IBERDROLA ample potential for increasing its targets for installed capacity in renewables from 2008 onward.

By geographic area, the portfolio of projects in development is 10,489 MW in Spain (in the majority, wind farms), and 4,399 MW in other countries such as Portugal, Greece, France, the United Kingdom, Italy, Germany, Poland, Mexico or Brazil.

MW	Potential development	Validated resource	Grid connection rights & under construction
Spain	10,489	5,959	1,797
International (Wind)	4,399	3,223	784
Total	**14,888**	**9,182**	**2,581**

* Wind



Operating capacity:

Spain

The new capacity put into operation in Spain during 2005 reaches a total of 368 MW, corresponding to:

Additional capacity (MW)	In 2005
Castilla La Mancha	+229.1
Galicia	+15.3
Castilla y León	+87.8
La Rioja	+9.9
País Vasco	+25.0
National	**+367.1**
Portugal	+18.0
France	+19.7
Greece	+192.1
Brazil	+6.4
International	**+236.2**
Total Wind	+603.3
Minihydroelectric	+1.2
Solar	+0.1
Total	+604.5

- New wind energy facilities put into operation: Bonete (10 MW), Hijes (13.2 MW), Badaia (25.0 MW), Cerro de la Silla (15 MW), Somolinos (10.6 MW), Maranchón Sur (12 MW), Maranchón I (18 MW), Maranchón IV (48 MW), El Cabezuelo (30 MW), Clares (32 MW), Igea-Cornago (3.3 MW), Dueñas (3.4 MW), Tarayuela (10 MW), Escalón (16 MW), Luzón Norte (18 MW), Urbel del Castillo II (38 MW).
- Capacity added to existing wind energy facilities. The following has been added: 6 MW to the Cantalojas wind farm, 3 MW to Molinos del Cidacos, 8.5 MW to the Grado wind farm, 27.9 MW to Bordecorex Norte, 15.3 MW to Serra da Meira, 1.5 MW to Larriba-Hornillos, 2.1 MW to Préjano-Enciso.
- New mini-hydroelectric facilities: Piarrejas (1,2 MW).

International

IBERDROLA has already 236.2 MW of wind energy capacity outside of Spain, of which 192.1 MW are located in Greece, where IBERDROLA has become the biggest industrial partner of the Rokas Group with 49.9% of the capital stock, 18 MW in Portugal (the Catefica wind farm), 19.7 MW in France, located in the communes of Kergrist, Meneac and Mohon, in the department of Morbihan (Brittany), and, finally, 6.4 MW in Brazil, pertaining to the Rio do Fogo wind farm.

Capacity under construction in Spain

At the end of 2005, the capacity under construction reached 204.6 MW and the rights considered to be firm reached 639.5 MW. The sum of these items, as well as the rest of the projects presently forecast on the medium and long term referred to earlier when discussing the portfolio of projects, amply exceed the target initially set in the Strategic Plan.

IBERDROLA's most important construction projects started in the period are the following:

- Start of the commissioning of the wind energy complex of Maranchón (Guadalajara), the biggest in Europe, comprised of seven wind farms with combined capacity of 208 MW.



- Putting into operation of the expansion of the Virgen de Belén I wind farm in Albacete. This will amount to 10 MW additional, which raises total capacity to 33.1 MW.
- Larriba – Hornillos wind farm, located in the municipalities of Hornillos de Cameros, Munilla and Ajamil (La Rioja), with an authorized capacity of 32 MW.
- The wind farm of Bordecorex Norte, which, located in the Soria municipalities of Caltójar, Velamazán and Barca, will have capacity of 44.35 MW.

Capacity under Development

IBERDROLA has signed various agreements during this fiscal year:

- IBERDROLA entered into an agreement with Gamesa to acquire a total of 700 MW of installed capacity in wind farms, presently in the phase of promotion, in Spain and Italy, for an approximate amount between 850 and 900 million euros. The agreement includes the purchase of 600 MW in Spain and 100 MW in Italy during the period 2006-2009, which can be extended until the year 2012. The final amount of the transaction will be adjusted taking into account the actual hours of operation of the various farms.
- IBERDROLA has acquired from Naturener 100% of its subsidiary Naturener Eólica, which has 280 MW of capacity in an advanced state of development in the Autonomous Regions of Castilla-La Mancha, Andalusia and Castile and León. The acquisition includes 30 MW at the point of starting construction, 50 MW in the final phase of tramits, and 200 MW with high probabilities of authorization. The amount of the transaction reaches around 26 million euros, while the final figure will depend on the capacity ultimately installed.
- In the Region of Murcia IBERDROLA will build next year the wind farms of Almendros, Almendros II, and Reventones, and will put into operation the expansion of the wind farm of Gavilanes and that of Yecla. These developments will be carried out through the firm Energias Renovables de la Región de Murcia (ERRM), of which IBERDROLA is the main shareholder, with 50% of the capital stock.

Solar energy

In its portfolio IBERDROLA has a total of nine projects for thermoelectric solar energy in Spain, adding up to 450 MW of installed capacity located in Extremadura, Castile and León, Andalusia, Castilla-La Mancha, and Murcia. Finally, the construction and operation of the bioethanol plant of Barcial del Barco (Zamora) and the development of wave energy projects should be pointed out. Regarding wave energy, an agreement has been signed with Total and OPT for studying sites in France.

- *Cogeneration*

Operating capacity

IBERDROLA owns 387 attributable MW of operating capacity in cogeneration plants in Spain, equivalent to a total of 562 MW installed, corresponding to the 28 cogeneration plants in which IBERDROLA has a stake. During 2005 IBERDROLA has acquired two facilities with joint

capacity of 93 MW from Acciona, Gas Natural y Michelin, located at the plants that the latter has in Valladolid and Vitoria, supplying steam and electrical energy to the plants of these companies. As a result, the growth established in the long-term energy services sales business plan of IBERDROLA Cogeneración is accomplished.

This acquisition makes IBERDROLA the largest cogenerator in Spain. In addition to the agreement with Michelin, the Company supplies steam and electrical energy to customers such as General Electric Plastics in Cartagena, Calvo Conservas in La Coruña, Holmen Paper in Madrid, or Montefibre in Miranda de Ebro. IBERDROLA has five liquid manure processing plants, of which the two located in Castile and León are already in operation.

IBERDROLA's investments in cogeneration are part of its global commitment to reduce CO_2 emissions as a way to comply with the Kyoto Protocol. This is an efficient source of energy that saves primary energy.

Capacity under construction

Construction of the liquid manure treatment plants of Fonz and Monzón in Huesca and FUDEPOR in Murcia started in 2005, with an electrical capacity of 7.4 MW, 14.8 MW and 14.8 MW, respectively. Their placement into operation will take place during 2006. In addition, during the third quarter of the fiscal year, the agreement for the incorporation of the company that will promote the construction and operation of the Barcial del Barco Bioethanol Plant in Zamora was signed.

1.2 Latin America

Mexico

The combined cycle plant of La Laguna II entered into operation in the middle of March of 2005 with an installed capacity of 500 MW. As in earlier cases, this generation plant was awarded to IBERDROLA in an international bid competition promoted by the CFE. Under the terms of the contract signed, the Company has assured the sale of all of the energy produced for 25 years.

Project	Capacity (MW)	Start of Operations
Enertek	120	100% operational
Monterrey	1,037	100% operational
Altamira IV	1,036	100% operational
La Laguna	500	100% operational
Altamira V	**1,121**	**2006**
Tamazunchale	**1,135**	**2007**
Total	**4,949**	

In addition, with the entry into operation of this plant, IBERDROLA has been strengthened as the top private producer of electricity in Mexico, and number two in this country, after the CFE. The Company has already 2,696 MW of installed capacity in Mexico, shared among the Combined Cycle Plants of Monterrey III (1,040 MW), Altamira III and IV (1,036 MW), and La Laguna II (500 MW), and the cogeneration plant of Enertek (120 MW).


IBERDROLA

The Company is building another two combined cycle plants in that country: Altamira V, with 1,121 MW, which will be put into operation in November of 2006, and Tamazunchale, with 1,135 MW, which will start to operate in June of 2007, the two biggest plants awarded up to now in Mexico. In addition, it has taken its first steps in the renewable energies industry, developing wind energy promotions in the State of Oaxaca that add up to 150 MW of capacity.

Brazil

In Brazil, IBERDROLA has the 450 MW hydroelectric plant of Itapebí (175 MW attributable to Iberdrola) and the combined cycle of Termopernambuco, with an installed capacity of 520 MW (203 MW attributable to Iberdrola). In addition, IBERDROLA has six cogeneration plants (93 MW) for private customers through its subsidiary Energyworks Brazil (100% IBERDROLA).

With respect to renewable energies, IBERDROLA has already started to put into operation the wind farm of Rio do Fogo, a Clean Development Mechanism project. Located in the State of Rio Grande do Norte (Brazil) its total capacity amounts to 49.3 MW, out of which 6.4 MW are already in operation. IBERDROLA has signed a 20-year contract with Eletrobrás for the supply of the energy produced at Rio do Fogo. The development of this wind energy facility is within the context of the participation by IBERDROLA in the Proinfa Program, promoted by the Brazilian government for the development of renewable energies in that country.

Last December, Neoenergia (the electric group participated by IBERDROLA with a 39% stake), won the bid to build, maintain and operate the two minihydro plants of Nova Aurora and Goiandira, located in the Versissimo river, state of Goias, with an installed capacity of 21 and 27 MW respectively.

Likewise, Neoenergia was also awarded the concession to build, maintain and operate the Baguari plant (140 MW in Minas Gerais state). This bid was won by the consortium formed by Neoenergia (51%), Cemig (34%) and Furnas (15%). The plant will have a dam of 20 kms in the Doce river and 5 additional kms in the Corrente Grande river.

1.3 Europe

Greece

IBERDROLA is the strategic partner of Rokas, the biggest producer of wind energy in Greece, with stake of 49.9% at the end of 2005. The Company closed this purchase in advance, announced in December of 2004 and forecast for 2009, thanks to the good relations with its Greek partners. The total amount invested by IBERDROLA was 88 million euros. At present this company has already 192.1 MW installed, 48.5 MW under construction, and another 600 MW in development. Also in Greece, IbeRenova will soon acquire 56 MW from Gamesa by means of an agreement signed for such purpose in the month of July.

Portugal

In the area of renewables, IBERDROLA has 18 MW in operation in Portugal, pertaining to the

Catefica wind farm acquired from Gamesa. In addition to the capacity already operating, IBERDROLA has connection points for 156 MW that will enter into operation in the next two years.

IBERDROLA and GAMESA, by means of the Nuevas Energías Ibéricas consortium, in which there is also participation on the part of the Portuguese companies lusas Visabeira, Alberto Mesquita, MECI and Galucho, presented in Lisbon, last 18 January, an ambitious industrial project contemplating the construction of five wind power generation plants in Portugal that will represent a significant investment. These companies have also announced the presentation of that consortium to the bidding process for the distribution of wind energy capacity in Portugal that was called by the Portuguese government in 2005. The new facilities will be capable of manufacturing more than 100 wind turbines per year, which will supply a capacity of close to 300 MW. With a portfolio of orders for eight years already guaranteed since their placement into operation, it is forecast that they will export more than half of the total production.

Other Countries in European Union

IBERDROLA has various projects in other countries in the EU, basically in the area of renewables:

- In **France**, 132 MW in renewables will be installed in the next two years, of which 19.7 MW have already been installed as of the end of 2005. In addition, IBERDROLA is developing another 95 MW in this country. Furthermore, IBERDROLA has entered into an agreement with Total and OPT to develop wave energy projects and it will start studying sites in France.
- In **Italy**, in the area of renewables, during the period 2006 – 2009 IBERDROLA will acquire from Gamesa a total of 100 MW by means of an agreement signed for that purpose in the month of October. This capacity will be added to the 100 MW that is already being developed through its own promotion. IBERDROLA has an agreement with the German promoter P&T Technology and its financial services subsidiary EECH AG for the purchase of wind farm development rights both in France (100 MW) and in Italy (200 MW).
- In **Germany**, there is a portfolio of projects in renewables that reaches 100 MW. This capacity is to be added to the 28 MW that the company has agreed to acquire from Gamesa during 2006.
- With respect to **Poland**, IBERDROLA has a portfolio exceeding 160 MW in renewables, which are to be developed in the coming years. The first wind farms are to be put into operation during the year 2006. IBERDROLA has an agreement with the German company Eternegy in order to purchase the Polish company MVV Eternegy Polska, which has eight wind farms with a total of 161 MW of capacity in various phases of development. The company, which will change its name to IBERDROLA Energía Odnawialna Sp. zo.o., will put the first 40 MW of wind energy into operation at the end of 2006, while the remaining portion will be operational during the year 2008. This agreement is added to the other reached in July with Eternegy for the purchase from it of 201 MW of wind energy in



- various phases of development located in France and Germany.
- In the **United Kingdom**, its own projects are being developed in the area of renewables and, although they are in the initial phases, they could reach 145 MW.

Other Geographical Areas

In **Latvia**, IBERDROLA has been awarded the construction, as well as the operational supervision and maintenance, of a combined cycle plant of 420 MW in installed capacity in Riga (Latvia) for about 300 million euros. This represents the most significant contract of such characteristics obtained by a Spanish company in Eastern Europe and confirms the Company's focus on internationalization. IBERDROLA Ingeniería will take charge of the turn-key construction of this electric plant in a term of 28 months, while IBERDROLA Generación will assume the supervision of the operation and its maintenance during 12 years.

Regarding **Morocco**, IBERDROLA and the Office National de l'Electricité (ONE) signed an agreement in Madrid last 26th December on cooperation in the energy field for the development of wind farms and combined cycle plants in Morocco. The agreement, with a duration of an extendable 5 years, enables ONE to develop new electrical energy production technologies and IBERDROLA to participate in the energy development of Morocco. The first project to be studied will be the Touahar wind farm located to the north-east of the city of Fez and it will be availed of 70 MW of installed capacity.

Trading

The Company is developing a major trading business in Europe, with operations in Austria, Belgium, France, Germany, the Netherlands, Portugal, Spain and Switzerland. The Company aims to ramp up these energy buying and selling activities in the short term to include other countries in Europe such as Poland, Greece, the United Kingdom and Italy. The trading business is run from Madrid with a support office in Zurich. Among the operations that are most noteworthy carried out in 2005 there are:

- The start-up in operation of the capacity acquired from NUON to provide 87.6 million kWh during the year 2005.

- The participation starting on 5 April, in daily auctions for capacity to export energy from Germany to France by means of which IBERDROLA is optimizing its contractual position in Germany, France, and Spain.

- The start-up of the performance of purchase and sale transactions for emissions rights, with the purpose of optimizing the portfolio of IBERDROLA Generación.

- IBERDROLA will export 262,800 MWh from Belgium to the Netherlands during the year 2006, by virtue of the recent awarding in part of the bidding for the use of the electrical interconnections between the two countries. The business volume for the transaction will exceed 27 million euros as a result of the high price of energy in the Belgian and Dutch



markets, which will reach more than 50 euros per MWh in the year 2006.

2. DISTRIBUTION

2.1 Spain

As of the end of 2005, IBERDROLA has 9.7 million customers in Spain, for whom the quality of service continues to improve. IBERDROLA ended 2005 with the best supply quality in all of its history, with an the ICEIT of 1.68 hours, a figure better than the 1.88 hours recorded in 2004 and the 2.49 hours in 2000.



Supply quality: ICEIT (hours /year)
2.49
1.88
1.68
2000
2004
2005

DEMAND: +4.4%

These record quality levels were reached in a year which demand of the Company grew 4.4% in Spain and IBERDROLA hit four consumption maximums: three in winter (11, 12, and 13 January) and another this past 22 June, when it exceeded the electrical energy demand maximums in the summer.

The improvement in the supply quality of IBERDROLA has been possible thanks to the new generation capacity installed, to the placement in operation of additional distribution infrastructures and to the maintenance and renovation work on the ones that already exist.

2.2 Latin America

As of the end of 2005, IBERDROLA has already exceeded the figure of 8 million customers managed in the region and the managed distributed energy reached 26,609 GWh (+6.8%).

3. SUPPLY

3.1 Electricity

- **Spanish business: eligible electricity customers**

IBERDROLA ended the fiscal year with close to 900,000 customers and sales of more than 30,000 million kWh in gross production in the deregulated electricity market, reaching a share of 33.5%, more than 38.1% in 2004, influenced by the difficulty enviroment of this business.

With respect to Green Energy, IBERDROLA continued to strengthen its leadership in Spain, with 218,499 contracts signed with individuals and 1,863 with governmental agencies and enterprises as of the end of the year, reflecting interannual growth greater than 300%. This electricity derives from 100% renewable energy sources free of emissions of CO_2 and of greenhouse gases, in accordance with that established by European Directive 2001/77/CE, of 27 September 2001, and this has been certified both by the RECS International association,



represented in Spain by the REE, as well as by the external entity Bureau Veritas Quality International.

- **Portuguese business**

In the Portuguese market IBERDROLA has maintained its positions, with more than 1,400 supply contracts representing an annual consumption of 951 million kWh and a deregulated market share close to 9%.

- **French business**

The Company has a incipient position in the French electricity market, with various end customers for electricity, and is actively operating on the official and settlement markets, Powernext, where it traded 1,260 million kWh of electrical energy during 2005.

In addition, IBERDROLA attended this past fiscal year all of the auctions organized by Electricite de France (EDF), acquiring the right to dispose of up to 362 million kWh of electrical energy for 2004, 2005 and 2006. Furthermore, it supplied electrical energy for a total of 276 million kWh to Réseau de Transport d'Electricité (RTE) and EDF GRD (Gestionnaire des Réseaux de Distribution), operators of the French electricity distribution and transport grid, meant for covering the losses from the grid of that country.

3.2 Gas

Procurement:
During 2005, IBERDROLA has consolidated its position as the number two Spanish gas company. The Company acquired 4.6 bcm of gas, 50% more than in the previous fiscal year (3.1 bcm). During the year the Company received 136 cargoes of liquid natural gas (LNG), in carriers that unloaded at all of the regasification plants presently operating in Spain: Barcelona, Bilbao, Cartagena and Huelva. The derivation of the gas was as follows: Algeria, 41%; Nigeria, 34%; Egypt, 13%; Oman, 7%; Qatar, 3% and Trinidad Tobago, 2%.

On a macroeconomic level, during 2005 the increase in the international prices of oil and natural gas continued, reaching maximums in North America, Europe, and Asia. Nevertheless, the flexibility of the long-term gas contracts of IBERDROLA plus certain annual agreements and purchases on the spot market enabled the volumes necessary to be available at all times for their use as fuel at the combined cycle plants and in the marketing to end customers, despite the fact that Spain suffered one of the driest years in its history.

IBERDROLA signs a strategic agreement with Sonatrach for the development of the gas and electricity businesses
In a new step for strengthening the gas activity and assuring the supply for its Combined Cycle Plants and for marketing to end customers, IBERDROLA signed an important agreement in December of 2005 for strategic cooperation with the Algerian state enterprise Sonatrach, which opens the door for it to investments in reserves, exploration, and production of natural gas (upstream) as well as to maritime transport and liquefaction projects (midstream). Also as part of the agreement, the Company has increased the

volume of gas to be received through the Medgaz gas pipeline from 2009 by 0.6 bcm, up to 1.6 bcm per year.

Infrastructures

In 2005 IBERDROLA confirmed its position as the number one Spanish company - after Enagás- in terms of investments in major gas infrastructures, reinforcing the guarantees of the supply of gas to its customers and to its combined cycles. The investments, in various percentages, are located at the liquid natural gas (LNG) storage and regasification plants of Bahía de Bizkaia Gas (Bilbao), of which it has 25% and which has operated at full yield since the end of 2003, and Sagunto (Valencia), of which it has 30% and which will enter into service at the beginning of 2006, as well as the Algeria-Spain direct gas pipeline promoted by Medgaz (the Company has 12% of its capital stock), in planning, and various transport gas pipelines to supply its combined cycles.

Guarantee of Supply

Finally, the reliability of the system of sourcing and supply of IBERDROLA was recognised this past July by the Corporación de Reservas Estratégicas de Productos Petrolíferos (CORES), which certified that the Company exceeded the minimum security inventories of natural gas established in the legislation in force.

Supply:

Spain

In 2005, IBERDROLA strengthened its position as the number two marketer of gas in Spain with a deregulated market share of 13.9% including both the gas supplied to customers as well as that supplied to combined cycles, which represents a significant increase compared to the 10.8% of the previous year. The total volume of gas marketed by IBERDROLA in 2005 reached 51,985 GWh (+50.7%).

Europe

IBERDROLA, carrying out pioneer activity in the deregulation of the French market, started to supply gas to industrial customers in that country in 2005. In parallel, it was also the first domestic company that exported gas from Spain to France through the interconnection gas pipeline, contributing to providing linkage for the internal energy market of the European Union.

4. RATIONALISATION AND OPTIMISATION OF FINANCIAL RESOURCES

Finance Transactions

Taking advantage of the good conditions on the long-term markets in 2005, IBERDROLA improved the conditions of its debt, both in terms of costs as well as in terms of lengthening the average maturity, maintaining its policy of reducing the volatility of the financial expenses.

The most notable transactions in 2005 were:

Signing of a loan with the European Investment Bank (EIB) FOR 450 million euros

IBERDROLA has agreed on a 450 million euro loan with the European Investment Bank (EIB) for investments on electricity distribution between



2005 and 2007. The loan is structured in two tranches: the first, for a total of 350 million euros, is to be paid back in 10 years. The second, amounting to 100 million euros, is to be repaid in 15 years.

Signing of a seven-year loan in the amount of 1,200 million euros
On 13 May IBERDROLA signed a syndicated seven-year loan in the amount of 1,200 million euros with 16 top-level financial institutions. The transaction is divided into two tranches, both with the same term of 7 years: one for 500 million euros that was made in the form of a syndicated loan and results from the renegotiation of a transaction signed in May of 2004 and the other, for 700 million euros, in the form of a line of credit. The tranche of the loan has a variable interest rate referenced to Euribor with a margin of 0.17% (compared to the previous 0.275%), while the line of credit has a margin of 0.15%.

Issuance and later expansion of a 10-year bond on the Euromarket for 500 million euros
On 10 June IBERDROLA stipulated the conditions for the issuance of bonds on the Euromarket for an amount of 500 million euros and a term of 10 years with an interest rate of 3.50%, the lowest in history obtained by any Spanish company for financing with such characteristics. In addition, this past 22 September IBERDROLA stipulated an expansion of 250 million euros of the bond, thus providing greater liquidity for that issue. The spread over the 10-year interbank interest rate at 10 years obtained in the capital increase was 28 basis points, which is an improvement over the 32 basis points obtained in June.

US Private Market (USPP)
Taking advantage of the experience from 2004, the year when IBERDROLA first appeared on the United States private market, and given the liquidity existing on that market, in December of 2005 IBERDROLA carried out a new private placement of Debt in the amount of 300 million US dollar with maturities of 12 and 15 years.

Restructuring of the lines of credit
With the institutions that are its main co-workers in financing, IBERDROLA agreed on formalizing bilateral lines of credit of 3 years in the amount of 435 million euros for the purpose of providing greater solidity to its liquidity instruments. In addition, the amount of the credit facilities on 364 days have been reduced by 230 million euros.

Renegotiation of the Brazil Debt
In the international area, advantage has been taken of the good situation of the markets and the reduction of the country risk in order to renegotiate the debt of various Brazilian companies with the aim of reducing its cost and lengthening its term, which reached 4 years. The following transactions carried out by 3 companies are to be noted:

- Coelba: Issue of obligations on the Brazilian market for 540 million Brazilian reais on a term of 5.5 years and the refinancing in July of a loan for 150 million US dollar .
- Celpe: Refinancing of the debt by means of the issuance of obligations in the amount of 430 million Brazilian reais with maturity in 5 and 6 years.



- Termopernambuco: Total substitution of the debt (IDB loan and obligations) by financing from the BNDES and new issues of obligations with maturities in 5 and 7 years.

Divestment Transactions

Sale of the stake in Cementos Portland. Within the process of divesting non-strategic assets contemplated in the Strategic Plan, this past 3 October IBERDROLA sold its 8.06% stake in the listed company Cementos Pórtland Valderrivas to Fomento de Construcciones y Contratas (FCC). This sale was reflected in income of 150.3 million euros and gains of more than 70 million euros before taxes. As a result of the sale, the IBERDROLA representative left the Board of Directors of Cementos Portland.

5. NON-ENERGY BUSINESSES

IBERDROLA Inmobiliaria

As of the end of the fiscal year it maintained 16 residential developments in progress representing 1,462 houses and delivered 987 houses in 2005 distributed over 19 projects. Furthermore, at the end of 2005, IBERDROLA Inmobiliaria had significant real estate property in the process of development in Valencia, called AQUA MULTIESPACIO with a constructed surface area of around 83,000 m². This real estate activity is being carried out through the company Oceanic Centre, in which IBDI has a 50% stake.

Among the transactions carried out during the year, 4 projects were finalized for rental property and they were put into operation during this period. The following is a listing of the real property:

- Five-star hotel in the Diagonal Mar Zone in Barcelona, with a buildable 30,000 m². This hotel is operated by the Hilton chain.
- Office building in the Diagonal Mar Zone in Barcelona. It forms part of the same real estate complex and has a buildable 17,500 m².
- Leisure centre in Málaga with an above-ground of 22,500 m². This centre is operated 50% with another partner through the company NORAPEX.
- Factory Outlet in Málaga with an above-ground surface of 15,407 m².

IBERDROLA Ingeniería y Construcción

During 2005 the growth of its activity within and outside of the Group has been given impulse and its international expansion has been strengthened. In line with the strategic objective of internationalizing the company, IBERINCO is already availed of two subsidiaries in the Federal District of Mexico and Brazil, commercial offices in Moscow and Qatar, and branch offices in Tunisia, Latvia, and Slovakia. The Mexican subsidiary has confirmed its growth in 2005 by contracting 125 million euros with third parties and sales reaching 170 million euros. The most significant transactions carried out in the fiscal year were the following:

International

- Awarding of the turn-key construction of a combined cycle in Riga (Latvia) for an amount



of 300 million euros, representing the biggest contract obtained by IBERINCO to date.

- Contract for the development of the electrical grid control SCADA communications of the Constantine Region in Algeria for 6 million euros.
- The entry into force of a contract to strengthen the electricity infrastructure of the State of Falcón for $79.4 million US dollar from the Company Anónima de Administración y Fomento Eléctrico (Cadafe) of Venezuela is expected.
- Awards from the Comisión Federal de Electricidad (CFE) of Mexico for strengthening the electricity infrastructure of the States of Baja California Sur, Sonora, Durango and Tamalupinas for 55 million US dollar.
- Execution of all of the work necessary for the construction and installation of the electricity infrastructure for the States of Chihuahua and Nuevo León for the amount of 67.7 million US dollar.
- Project for selecting the optimum fuel for the C.N. Laguna Verde (Mexico).
- In consortium with Gamesa, it was awarded for the construction of the wind farm of La Venta II (83 MW) in addition to the contract for putting the associated electrical infrastructure into operation for the amount of 6 million US dollar . In addition, a new contract was signed at the end of the year to strengthen the electricity infrastructure of the State of Tamaulipas for 63.6 million US dollar.
- In Nuclear Generation, the awarding of significant projects by the European Commission in the Ukraine, Russia and Kazakhstan.
- The start-up of Technical Assistance Work for the Kola Nuclear Plant in Northern Russia
- In Western Europe, the awarding of two projects by the EFDA (European Fusion for Development Agreement)for a total amount of 4.62 million euros.
- Awarding of a new contract put out for bid by the governmental electricity enterprise of Mexico, the Comisión Federal de Electricidad (CFE), for the construction of the electricity infrastructure associated with the wind farm of La Venta II (83.3 MW) for an amount of 6 million US dollar .

Spain

- Works for the building of wind farms totalling around 400 MW, notably the turn-key projects for the wind farms of Moral de Calatrava and Canredondo with 60 MW in total.
- Construction of the biggest on-roof photovoltaic solar plant in Europe, and one of the biggest in the world, at the new operational headquarters of Telefónica in Madrid, and other solar facilities in Cuenca, Soria, Jaén and Madrid.
- Awarding of two projects to MINTRA for installing communications systems for various segments of the Madrid metro, adding up to about 3 million euros.
- In the area of transport and distribution, putting into service of 2,783 MVA of transformer capacity, the construction of 13 new substations, expansion or remodelling activities at 9 facilities of 400 and 220 kV, and the execution of 61 expansions at already existing facilities at other voltages.



- Awarding of the construction of the wind farm of El Moral (Ciudad Real), with 40 MW of capacity, and with a budget of 4.2 million euros.
- Awarding of a contract to install communications systems on Line 1 of the Madrid Metro with a budget of 1.7 million euros and a development period of 7 months.

6. REGULATION

6.1 National Reform s Programme

During 2005 the government approved the National Reforms Program, which includes measures for making some of the key industries in the economy more dynamic. With respect to the energy industries, the text establishes that "the strengthening of the deregulation in the various subsectors and the context of strong growth in demand require a transparent regulatory framework that guarantees the supply of energy and the making of new investments, a non-discriminatory access to the grid by third parties, a gradual elimination of the barriers of entry for new agents and price formation based on market mechanisms, internalizing environmental costs."

It goes on to include the wording that "in this regard, limits have been placed on cross participations in the capital of the main companies in the sector and measures have been approved to eliminate distortions that hinder the functioning of the market, promoting more effective competition. More specifically, in the case of the electricity sector, various topics have been addressed, such as Competition Transition Costs, the transparency of market information and the internalisation of the environmental costs for power generation into electricity prices. With respect to natural gas, measures have been approved aimed at guaranteeing the security of the supply and facilitating changes of supplier."

"These reforms are in line with a sustainable development strategy, supplemented by actions that will make it possible to meet the Kyoto Protocol and Water Directive commitments. In concrete terms, the 2005-2007 Action Plan, the Energy Efficiency and Savings Strategy (E4) and the 2005-2010 Renewable Energy Plan have recently been approved, aiming to improve the energy efficiency of the country and reduce its dependency on imports."

The main points of the National Reforms Program relating to the energy industry are reflected in a series of Objectives and Measures:

Objectives

- "Expand connections on the capacity grid up to the equivalent of 10% of 2005's power production capacity is reached by 2010."
- "Provide incentives for and optimise the development of new energy infrastructures."
- "Improve coordination between power systems in order to ensure that demand is met."

Measures

Electricity

- "Reform of the wholesale market for electricity generation with the purpose of improving the conditions for effective



competition and guaranteeing the formation of prices based on competitive mechanisms."

- "Reform of the mechanism for the obtaining of the Costs of Transition to Competition (CTCs) in such manner as not to interfere with or distort the formation of prices on the market."
- "Development of a new system of payments for guaranteeing capacity assuring the availability of generation plants and the new investment for covering the growth in demand, in such way as to assure the supply on the medium term."
- "Expansion of the electricity interconnections with France and Portugal that increase the commercial capacity and improve the coverage of the demand in zones that have insufficient generation."
- "The creation of a new transparent and objective methodology for determining the electricity tariff that takes into account all of the recognised costs, enables the development of marketing activities and favours efficiency in consumption, in production, and in the supply of electricity."
- "A deepening of the independence and transparency of the operation of the distribution grids with the purpose of avoiding discriminatory situations in the access by third parties to such infrastructures."
- "Application of the new methodology for the remuneration of the electricity distribution developed by the National Energy Commission (CNE) and allowed for all of the agents in the sector so that each company may obtain the costs associated with its own grid, taking into account the demand that is expected, the geographic characteristics of the distribution zones, the percentage of losses from their grids, and the quality of the supply and efficiency in the development of the grids."
- "Development of information and sensitivity campaigns to inform society of the need to build electricity lines and review the procedures for facilitating their construction."

Natural Gas

- "A medium-term elimination of the tariffs for major consumers of natural gas when effective competition in marketing exists."
- "Improvement in the mechanisms of coordination of the Technical Management of the Gas System with the Electricity System Operation."
- "Development of the Technical Management Rules of the Gas System to improve the procedures for the management, balance, and supply of gas, introducing the mechanisms necessary for greater guarantee of the supply and more efficient management of the system."
- "A deepening of the independence and transparency of the operation of the distribution networks with the purpose of avoiding discriminatory situations in the access by third parties to such infrastructures."
- "Revision of the methodology and structure of the fees for resolving situations of congestion and improving the efficiency in the use of the networks, creating an uninterruptible fee."
- "Increase in the efficiency of the mechanisms for planning, construction, and operation of the transport networks."
- "Revision of the remuneration for the distribution of natural gas to assure the quality in the supply and the efficient deployment of new infrastructures."

- "Development of secondary markets for gas and for reserve of capacity at gas facilities."
- "Deepening of the reforms for eliminating obstacles to changes of supplier and continuing with the drive to deregulate the gas retail market."
- "Structure international transit fees."

6.2 New National Plan to Promote Renewable Energies

This past 26 August, the Council of Ministers approved the Renewable Energies Plan for Spain 2005-2010. This plan revises the objectives defined in the Promotion Plan of 1999 and in the 2002 Energy Planning Document and proposes a number of measures to achieve them.

The general objectives in that Plan are the following:

- Reduce excessive dependence on energy imports (80%).
- Meeting environmental commitments.
- That renewable energies cover:
  - 12.1% total primary energy consumption in 2010 (objective already part of the previous Plan)
  - 29.4% of the gross consumption of electrical production (Directive 2001/77/EC).
  - 5.75% of biofuels in transportation (Directive 2003/30/EC).

According to this new Plan to Promote Renewable Energies, the growth in these technologies will not be sufficient to reach the objectives defined in the Sector Law and in the Renewables Directive (12,1% from primary energy and 29,4% renewable electricity in 2010, respectively). This is basically due to two factors: 1) demand for power has increased more than was forecast and 2) some technologies, such as biomass, remain underdeveloped.

The table below presents the new objectives, by technology, defined in the Promotion Plan and compares with those defined in the 2002 Energy Planning Document.

Sources	2002 Planning Document	Plan 2005-2010	Difference
Hydroelectric (10-50 MW)	3,151	3,257	+106
Hydroelectric (<10 MW)	2,380	2,199	-181
Biomass	3,098	2,039	-1,059
Biomass plants	3,098	1,317	-1,781
Co-combustion	0	722	+722
SUW	262	189	-73
Wind farms	13,000	20,155	+7,155
Solar photovoltaic	144	400	+256
Biogas	78	235	+157
Solar thermoelectric	200	500	+300
Total	**22,313**	**28,947**	**+6,661**



There are basically three key aspects to the Plan:

- The wind generation objectives are being increased significantly, from 13,000 MW in 2011 to more than 20,000 MW in 2010. This involves major support to IBERDROLA's strategy, to which it firmly committed in its Strategic Plan for developing wind power.
- Biomass objectives are being adjusted (reduced) from de 3,098 MW to 2,039 MW in 2010, of which 1,317 MW is from biomass plants and 722 MW is from co-combustion.
- The solar technologies objectives are being raised (from 200 to 500 MW thermo-solar and from 144 to 400 MW photovoltaic).

In addition, it should be emphasised that the remuneration premiums for renewable energies foreseen in RD 436/2004 approved in March 2004 are only rising for biomass and were set for the first time for co-combustion.

6.3 2006 Tariff

The government approved the Royal Decree on prices for 2006 on 23 December 2005 with an increase in the average price of 4.48%.

- The total revenues expected for the sector have grown to 19,086 million euros, up 10% in comparison with the estimate for 2005.

- Total recognition of the right to recover the 2005 tariff deviation through the tariffs of the coming years in the amounts contributed by each company.

- Higher price per MWh for the combined cycles: the total estimate of revenues is situated at 57.8 € /MWh.

- Full application of the regulations on renewable energies approved in 2004.
- Funds for CTCs due to differences are not estimated.
- The government will carry out a new modification of the average price on 1 July 2006 to revise the costs of the system (and include the mechanism for recouping the tariff deviation).

The following is a more detailed analysis of the content of the Royal Decree on tariffs:

Increase of 4.48% in the tariff for 2006
This increase is the result of the addition of the following factors:

- A base increase of 1.40% according to the methodology of the present tariffs

- Revision of the deviations of 2004 and 2005 reflecting a +0.60%, up to 2%.

- Additional increase of 2.48% due to regulatory modifications:

    - Recognition of the effect of the higher prices on the renewable energies market (for those who chose to participate in the market), according to the Royal Decree approved in 2004.

    - Regulation of non mainland systems.

- Strategy of energy efficiency and savings
- Integral tariffs are increasing 4.68%
- Access tariffs rise 2.86%

The estimated revenues for the sector are increasing more than 10% in comparison with the estimate of 2005, up to 19,086 million euros

This is a result of the combining of the increase of 4.48% in prices and the increase in demand expected to be 5.00%.

The government will be carrying out a new modification of the average tariff on 1 July in order to revise the costs of the system, including the mechanism for the recovey of the 2005 tariff insufficiency, which has been recognised in full, by means of the tariffs in the coming years.

The Royal Decree approved includes the following phrase:

"(...)On 1 July 2006, after the appropriate processes and reports, the government, by Royal Decree, will proceed to approve or modify the average or reference price, revising the costs derived from necessary activities for the supply of electrical energy, the permanent costs of the system and the costs of the diversification and security of procurement, including the incorporation, applied to the charging of the electricity price in the coming fiscal years, of the negative balances resulting from the settlements made under the methodology in force by the National Energy Commission pertaining to the tariff for the year 2005 for each of the electricity companies that appear in part 1.9 of Annex I of Royal Decree 2017/1997 of 26 December, at the amounts actually contributed by each one of them with inclusion of such financial costs as may be incurred."

This sentence implies:

- A revision of the tariff that will be carried out on 1 July to revise the change in the costs of the system.
- Full recognition of the 2005 price deviation. The final amounts will result, according to the legal framework, from the present methodology of settlement of the income and costs of the system carried out by the National Energy Commission.
- As indicated, the final amount, which will include the corresponding financial costs, will be recouped by means of the income from the prices in the coming years.

Full application of the regulation on renewable energies approved in 2004

The regulations of 2004 apply in full with an estimate of more than 50% of the renewables market opting to participate in the market. The estimate of the price is increasing more than 10%. The energy under the Special Regime is expected to represent more than 20% of the total energy produced, thanks to the new wind farms installed.



Funds for CTCs for differences are not estimated

Recognition of new items, as well as the greater cost of renewables and combined cycles, reduces the figure for CTCs for differences to 0.

Changes in the net revenues of electricity companies

- Increase in the revenues of electricity companies deriving from the reduction in the percentage allotted to paying the debt of the nuclear moratorium from 3.04% in 2005 (526 million euros) to 1.72% in 2006 (329 million euros).

- Change in the legal system for the tariff related to consumption by the employees of electricity companies.

7. AGREEMENT WITH GAS NATURAL FOR THE FUTURE PURCHASE OF ASSETS OF THE COMPANY RESULTING FROM THE TAKEOVER BID FOR ENDESA PRESENTED BY GAS NATURAL

IBERDROLA considers that the decision of the government to approve, with conditions, the takeover of the shares of Endesa by Gas Natural, presented this past 5 September, is in line with the public interest, given that it is of the opinion that the transaction will be beneficial both to consumers as well as to the companies and society in general.

Furthermore, the Company believes that the resolution that was adopted by the Council of Ministers is logical from the point of view of protecting competition given that, if the takeover by Gas Natural goes ahead under the terms already proposed, it will improve the present competitive situation in the industry,

For IBERDROLA this decision will, on the one hand, guarantee investments in new generation plants and electricity distribution grids that are necessary for covering the growing demand for energy, which will have the effect of greater quality in the service for the Autonomous Regions affected. On the other hand, it will also enable a gradual expansion of the gas network throughout Spain.

Furthermore, IBERDROLA understands that the government has respected the principle of free enterprise in allowing it to be the shareholders that make the decision they deem most appropriate for their interests. The Company underlines that this process could result in a structure for the energy sector in Spain that is similar to the ones in other European countries.

On the other hand, IBERDROLA considers that in principle the resolution announced by the government does not affect the agreement signed between the Company and Gas Natural for the purchase and sale of assets, which is subject to the success of the takeover, as well as to the obtaining of the pertinent administrative and third party authorizations.

Under the terms of that agreement signed on 5 September of last year, IBERDROLA would purchase generation plants and gas and electricity supply points in Spain, as well as electricity plants in Italy and 65% of the French company SNET, and it has expressed an interest



in other assets in areas of Latin America where it is already present.

***INFORMATIVE NOTE:**

All and each statement contained in this document referring to the agreement with Gas Natural are subject not only to the condition of the success of the Gas Natural bid, but also to those coming from the obtention of the necessary authorizations as the ones included in the Eleventh Additional Disposition from the Hydrocarbons Sector Act (Ley 34/1998 del Sector de Hidrocarburos) and the applicable merger control regulation.



Analysis of Fiscal year 2005

Energy production

	GWh	vs. 2004		% weight
Gas combined cycle	31,693	+8,531	36.8%	38.2%
Renewable energy	7,058	+1,645	30.4%	8.5%
Wind farms	6,471	+1,625	33.5%	-
Hydroelectric	8,816	-7,106	-44.6%	10.6%
Nuclear	23,212	-3,226	-12.2%	28.0%
Fuel-oil	3,431	+1,014	42.0%	4.1%
Coal	6,945	-112	-1.6%	8.4%
Cogeneration	1,854	-41	-2.2%	2.2%
TOTAL NET PRODUCTION	**83,009**	**+705**	**0.9%**	**100.0%**
ENERGY DISTRIBUTED	**122,904**	**4.9%**		

Energy production in Spain

	GWh	vs. 2004	% Weight
Gas combined cycle	13,819	+60.4%	21.7%
Renewable energy	7,058	+30.4%	11.1%
Wind farms	6,471	+33.5%	-
Hydroelectric	7,657	-47.3%	12.0%
Nuclear	23,212	-12.2%	36.5%
Fuel-oil	3,431	+42.0%	5.4%
Coal	6,945	-1.6%	10.9%
Cogeneration	1,460	+3.3%	2.3%
TOTAL NET PRODUCTION	**63,582**	**-3.5%**	**100.0%**
ENERGY DISTRIBUTED	**96,295**	**4.4%**	
HYDRO ELECTRIC RESERVE LEVELS AT 12/31/05		**37,4% (4,222 GWh)**	

Energy production in Latin America

	GWh	vs. 2004	% Weight
Gas combined cycle	17,874	+22.9%	92.0%
Hydroelectric	1,159	-17.5%	6.0%
Cogeneration	394	-18.3%	2.0%
TOTAL NET PRODUCTION	**19,427**	**+18.2%**	**100.0%**
ENERGY DISTRIBUTED (managed)	**26,609**	**+6.8%**	



1. PRODUCTION: SPAIN

The net production of the Group in Spain reached 63,582 GWh in 2005, thanks to an increase in production with renewables and combined cycles that offset the decline of -47.3% in hydroelectric production, and the reduction of -12.2% in nuclear production due to the technical shutdowns at the Cofrentes and Vandellós plants carried out in the year. The balanced mix of IBERDROLA, achieved thanks to new investments in renewables and combined cycles, totalling a joint contribution of 32.8%, has been key in limiting the decline in production in the mentioned context.

The most notable events recorded are:

- Increase of 60.4% in the production of the combined cycles up to 13,819 GWh, already reflecting 21.7% of the production compared to the 13.1% recorded in 2004. In this period, the combined cycles were strengthened as the number two technology in terms of total production volume in Spain.
- Wind farm production increased 33.5 %, taking the weighting of renewable energies facilities up to 11.1% in the generation mix during the period. The overall production under the Special Regime, including the contribution of cogenerators, has reached 13.4% to 8,518 GWh, exceeding the contribution of hydroelectric generation in a dry year like 2005, which has reached 7,657 GWh with a weight of 12%.

IBERDROLA has obtained a **market share of 25.6%** in the wholesale production market in 2005.

Comparatively speaking, energy production can be broken down as follows:

	2005	2004
Gas combined cycle	21.7%	13.1%
Renewable energy	11.1%	8.2%
Hydroelectric	12.0%	22.0%
Nuclear	36.5%	40.1%
Fuel-oil	5.4%	3.7%
Coal	10.9%	10.7%
Cogeneration	2.3%	2.1%
Total	**100%**	**100%**

2. PRODUCTION: LATIN AMERICA

The total production of Latin America recorded growth of 18.2% reaching 19,427 GWh. Of this total, 84% pertains to the combined cycles in Mexico.

	Production	Change
Mexico (cycle)	**16,320**	**15.8%**
South America	**3,107**	**32.7%**
Combined cycle	1,554	241.5%
Hydroelectric	1,159	-17.5%
Cogeneration	394	-18.3%
Total	**19,427**	**18.2%**

The increase recorded in the area is mainly due to the full functioning and better availability of the Mexican plants of Monterrey (1,040 MW), Altamira (1,036 MW), Enertek (120 MW), and La Laguna (500 MW), which entered into operation this past 15 March, and, secondly, to the


IBERDROLA

Termopernambuco plant in Brazil. With respect to hydroelectric energy, the Itapebí plant in Brazil has been functioning normally, with the decline in production attributable to an extraordinary contribution recorded in 2004 for the sale of its production surpluses.

3. MARKET: SPAIN

In the domestic market the total demand of IBERDROLA measured on the grid increased 4.4% reaching 96,295 GWh. With respect to the number of customers, the 9.7 million has already increased by about 65,000 customers in the fiscal year.


Price: 60%
Commercial: 40%

4. MARKET: LATIN AMERICA

The trend for demand at the three distributors in which IBERDROLA has an interest in Brazil is reflected in the following table:

Energy distributed (GWh) (under management)	2005	vs. 2004
Coelba	11,501	7.6%
Cosern	3,515	10.1%
Celpe	8,261	6.3%
Total	**23,277**	**7.5%**



Analysis of results for the period
(unaudited)

January-December 2005

The most notable aspects of the Results of fiscal year 2005 are as follows:

	Million €	vs. 2004
NET SALES	11,738.3	+34.5%
GROSS MARGIN	4,946.7	+10.6%
EBITDA	3,377.6	+16.0%
EBIT	2,262.2	+13.7%
NET PROFIT	1,382.0	+15.6%

1. NET SALES

The Group´s Net Sales totalled 11,738.3 million euros in 2005, reflecting an increase of 34.5% compared to 2004, as a result of the positive contribution of all of the businesses in the Group: The Domestic Energy business, the main growth driver contributed 71.0% in the Group´s Net Sales and rose 35.1%, in second place the International business, with a weight of 17.3%, increased 47.2% and, finally, the Other Businesses rose a 16.6%, to reach a 11.7% contribution to the total.

The main factors driving this change in each of the businesses were as follows:

In the Domestic Energy Business, the 35.1% registered in Net sales was the result of:


International:17%
Other businesses: 12%
Domestic Energy: 71%

- The upward trend recorded in Generation (37.4%), deriving from the following factors:
  - The pool price increase (87%) relating to a greater increase in the costs of fuel as described later.
  - Production under the ordinary regime is down 6.7% in a period when, in addition to the mentioned decline in hydraulic production in Spain (-47.3%), a 12.2% reduction was recorded in nuclear production, due to the technical shutdowns of the Nuclear Plants of Cofrentes (100% owned by IBERDROLA) and Vandellós II (28% owned by IBERDROLA and 72% owned by Endesa), because of its refuelling period. Both plants have already been connected to the grid. The mentioned declines are offset by an increase of 60.4% in the production of combined cycles, reaching 21.7% of the total production.
- Supply business has increased its Net Sales by 26.0% mainly due to the higher activities, especially in Gas, with an increase of 26% in the volumes supplied.
- In Renewables, Net Sales is up 69.1% to 557.3 million euros as a result of the increase of



33.5% in wind production vs 2004, as well as the higher prices obtained. It is worth mentioning thata as of December 2005 94% of the wind farms are under the market participation scheme. In addition, changes have occurred in the scope of consolidation, basically in the stake in Rokas.

- The Net Sales from Distribution grew 1.6%, in line with its regulated revenues, to which the incentive for losses is added.

- Net Sales from International business has increased 47.2% to 2,031.1 million euros. Mexico, with a 63% of the total, is the region that made the biggest relative contribution, showing a 45.8% growth. The placement in operation of the La Laguna cycle has contributed to this increase. It is also notable that there has been a rise in the Net Sales in Brazil by 49.7%, basically due to the increase in demand and the upward readjustment in tariffs, as well as the favourable change in the currency exchange rate.

  It should be pointed out that since April of 2005 the Celpe tariff review that arises every four years has been applied, the Coelba and Cosem tariff adjustments, where there has been a retroactive adjustment of the recognition of the basis for remuneration of assets at Coelba since 2003, and inflation and changes in non-manageable expenses have been incorporated in the tariffs.

- Net Sales from Other Businesses has increased 16.6% to 1,375.0 million euros, as a result of increase in activities in real estate and Engineering business, and the contribution of IBV, which grew at similar rates. It is worth mentioning that Third Party Services, has been accounted for since the third quarter of the fiscal year at the Gross Margin level in order to provide a higher visibility and transparency.

2. GROSS MARGIN

On a consolidated level, the Gross Margin came out at 4,946.7 million euros, representing an increase of 10.6% in relation to the same period in 2004. As we will describe later, the Domestic Energy Business reflects the cost of consumption for emission rights, which has totalled 168.5 million euros over the period.

As described below, the Basic Margin is obtained by adding to the Gross Margin the effect of the revenues from the free allowances, so that it reflects the net effect of such allowances. The Basic Margin of the period increased 13.6% to reach 5,081.1 million euros.

Regarding the change in the Gross Margin, it is worthy highlighting the following aspects:

2.1 Domestic Energy Business

The Gross Margin remains stable and grows 3.7% compared to 2004, in an environment of difficult production conditions, amounting to 3,560.0 million euros:

- Gross Margin of the Generation business in Spain reached 1,825.2 million euros, rising

1.2% in relation to 2004. This change should be analyzed in the following context:

- An increase of the pool price by 87%, neutralizing the lower production (-6.7%).
- Higher consumption of fuel due to the change in the production mix (less hydroelectric and nuclear production and higher thermal production) in an environment of higher fuel prices, reflected in an 94.6% increase in procurement cost.
- 168.5 million euros were recorded under the category of cost for emission allowances consumed in the period.

- Gross Margin of Renewables business is up 69.1%, in line with its Net Sales, due to the increase in the wind energy production by 33.5%. The Gross Margin of Renewables already represents 23.4% of the total of the Gross Margin obtained by the generation businesses of IBERDROLA in Spain. The change in the remuneration system contributed to this, with 94% of the wind farms under the market participation system at December of 2005. In addition, changes were made in the scope of consolidation (Rokas).
- Gross Margin from Distribution grew 1.6% to reach 1,215.1 million euros, in line with the increase in the remuneration from regulated business recognised in 2005 tariff.
- In the Supply bussines there was a decline in the Gross Margin (-16.2 million euros) due to the losses in margins related to the business. In addition, there is a negative effect of -4 million euros due to greater resettlements of revenues from sale of energy, costs of access fees and purchases of energy from fiscal years 2000 and 2001, compared with 2004.

2.2 International Business

The Gross Margin was 742.7 million euros, reflecting growth of 49.1% due to the good performance of the Group´s businesses in the region and the positive evolution of the exchange rate of the Brazilian currency.

- In Mexico-Guatemala, the Gross Margin amounted to 293.3 million euros (+36.1%). This increase is basically due to the contribution to results from the combined cycle of La Laguna (500 MW), after its entry into operation in the first quarter, and, secondly, to the improvements in efficiency at the plants of Monterrey and Altamira III.

- In Brazil, the Gross Margin shows a positive evolution up 59.0% (reaching 449.4 million euros), thanks to: higher contribution from the Distribution businesses due to the demand growth (+7.7%) and tariff revisions and adjustments. A greater contribution from generation was recorded due to the entry into operation of Termopernambuco in May of 2004. It should also be pointed about the increase in value of the Brazilian currency in relation to the euro (19.3%), with a positive effect of 73.9 million.

2.3 Other Businesses

These businesses have contributed with 644.0 million euros to the total Gross Margin,



representing growth of 18.6%, basically due to IBERDROLA Inmobiliaria, Ingeniería and to Corporación IBV. The breakdown of the results are as follows:

Million euros	2005	2004	Change % million
Ingenieria	143.2	81.4	61.8
IBERDROLA Inmobiliaria	198.4	170.7	27.7
IBV Corporation	140.0	129.3	10,6
Other Services	162.4	161.5	0.8
TOTAL	**644.0**	**542.8**	**101.1**

It should be pointed out that "Other Businesses" includes other services rended that, up to this quarter, were accounted for in the Distribution Business, following the recommendations of the auditor and conforming to the criterion traditionally followed in the Annual Report.

3. BASIC MARGIN

This entry reflects the global effect of the emission allowances on the accounts of the Company, which consist on:

- An expense for the consumption of such emission allowances in the amount of 168.5 million euros, recorded at the level of the Gross Margin.
- Revenues from free emission allowances asigned in the amount of 134.4 million euros, accounted for under the Gross Margin.

Therefore, the Basic Margin is obtained by adding to the Gross Margin the effect of the revenues from the free rights asigned so that it reflects the net effect of such rights on the accounts of the Company, that in this period amounts to -34.1 million euros.

The Basic Margin of the period increased 13.6% to reach 5,081.1 million euros, as can be seen in the following table:

	2005	2004	Change %
GROSS MARGIN	**4,946.7**	**4,473.2**	**10.6%**
INCOME FROM EMISSION RIGHTS	134.4		
BASIC MARGIN	**5,081.1**	**4,473.2**	**13.6%**

4. EBITDA/GROSS OPERATING RESULT

The consolidated EBITDA increased 16.0% to reach 3,377.6 million euros, as a result, in addition to what has already been explained, the improved efficiency achieved by increasing the Net Operating Expense (+8.5%) at a level below the increase in the Basic Margin (+13.6%). The greater contribution from the new businesses should be higlighted, as well as the extraordinary effects recorded in the Net Operating Expense. There is a positive impact from currency exchange differences of 51.8 million euros (from currency devaluation of South American business).

The Net Operating Expense, despite the containing of the expenses in the traditional businesses, rose 8.5% connected with the greater activity of the new businesses. They can be broken down as follows:

- The moderate change in the Net Personnel Expenses (-0.1%)
- An increase of 21.05% in the Net External Services due to the greater activity in connection with the new installations of combined cycles, renewables, and Latin America, as well as expenses coneted with suplly activity. 33 million euros are also included due to costs for the second nuclear fuel cycle (Enresa).
- Other Operating Income includes other compensations received.

It should be pointed out that, without taking into account the impact of the exchange rate for the currencies of reference, the Net Operating Expense would have increased +7.0% instead of the +8.5% mentioned.

Net Operating Expenses can be broken down as follows:

Million euros	2005	vs. 2004
Net personnel expenses	**805.6**	**-0.1%**
Personnel	-979.8	2.1%
In house work on fixed assets	174.3	13.6%
Net External Services	**675.2**	**21.0%**
External Services	-862.9	15.5%
Other operating revenues	187.7	-0.8%
TOTAL	**1,480.8**	**8.5%**

The worforce **in the Traditional Energy Business** reduced 3.4% in relation to 2004 to reach 8.252 employees, and the gross margin of the Domestic Energy Business 3.7% growth. As a result, the ratio of gross margin per Employee in the Domestic Energy Business recorded an improvement of 7.4%, as can be observed in the following table:

	2005	2004	Change %
Gross Margin (Domestic Energy Business) (million euros)	3,560.0	3,432.2	3.7%
Dom. Energy Bus. workforce Spain	8,252	8,546	-3.4%
Gross Margin/employee ratio (thousands of euros)	**431.4**	**401.6**	**+7.4%**

On the other hand, Taxes increased 13.7% to reach 222.7 million euros, with the explanation for such change being basically the impact in Latin America deriving from the application of the IFRS and from the higher payments of local taxes.

5. EBIT / NET OPERATING RESULT

The EBIT reached 2,262.2 million euros, with an increase of 13.7% in relation to 2004, the contribution from new businesses being worth highlighty. The item of Amortizations and Provisions, which increased 192.9 million euros (+20.9%), offsets the increase generated by the operations and what was mentioned earlier. The increase in Amortizations and Provisions is mainly due to:

- Amortizations recorded an increase of 9.7%, to reach 966.7 million euros. This increase was basically caused by the increase in the installed capacity of renewables by 18.8% and the new combined cycle facilities (+33.1%) that have entered into operation.



Million euros	2005	2004	Change %
Amortizations	966.7	881.1	9.7%
Provisions	148.7	41.5	258.8%
TOTAL	**1,115.4**	**922.6**	**20.9%**

- Provisions recorded an increase of 258.8% reaching 148.7 million euros, with 70% of the total corresponding to activities in Spain and the remaining 30% to Latin America. Regarding total provisions, 116 million euros are not recurrent.

6. FINANCIAL RESULT

The **Financial Result** amounted to **455.6 million euros, 15.5% above** that of 2004. The increase is basically due to the 10.3% increase in the financial expenses, mainly as a result of the impact of the tariff deviation in the period and invetments carried out in the year, generating a greater average balance of debt in relation to 2004 (+1,733.4 million euros).

Million euros	2005	2004	Change %
Financial revenues	266.7	260.0	2.6%
Financial expenses	(722.3)	(654.6)	10.3%
TOTAL	**(455.6)**	**(394.6)**	**15.5%**

The average financial cost of the debt was 4.55% during 2005, below 4.63% obtained in 2004.

7. RESULTS OF COMPANIES CONSOLIDATED BY THE EQUITY METHOD

Results of Companies Consolidated Using the Equity Method recorded a reduction of 9.0 million euros and reached 34.4 million euros, with most of the result contributed from Other Businesses. The results can be broken down as follows:

Million euros	2005	2004	Change % millions
Other Businesses	39.8	41.2	-1.4
Rest	(5.4)	2.2	-7.6
TOTAL	**34.4**	**43.4**	**-9.0**

Because of the implementation of the IFRS, the companies EDP and REE have exited from the scope of consolidation which has reduced this line contribution. Other companies such as Corporacion IBV have modified their method of consolidation. It is also affected by lower contribution of Gamesa, due to its results evolution.

8. NET PROFIT

The Income from Non-Current Assets is mainly comprised of the capital gain obtained from the sale of the stake in Cementos Portland (74 million euros) and the gains obtained in other real estate transactions.

Pre-Tax Earnings grew +13.3%. The effective tax rate for fiscal year 2005 is 28.3%, lower than that of 2004 (30.1%) due to the applied deductions for investment. Finally, the **Net Profit** reached **1,382.0 million euros**, with an **increase of 15.6%** in relation to that obtained in 2004. Its evolution is in line with the evolution experienced by the Operating Profit.



Results by business

1. ENERGY BUSINESS: SPAIN

1.1 Generation

a) Gross Margin

The change in this item in 2005 demonstrates the capacity of the generation facilities of IBERDROLA. In a period of high demand, one of the lowest hydroelectric production in the last 60 years, and a decline in nuclear production due to the technical shutdown for fuel reloading of the Nuclear Plants of Cofrentes (100 % owned by Iberdrola), and Vandellós II (72% owned by Endesa, 28% owned by IBERDROLA), the combined cycles have consolidated as the second technology contributing most to the total production in Spain. The new combined cycles have had a key role, increasing their production by 60.4% and practically doubling their contribution to the total production, already representing 21.7% compared to 13.1% in 2004.

In this context, despite the environment of high fuel prices for the combined cycles, the Gross Margin of the Generation business increased 1.2%. It is appropriate to point out the following factors:

The Net Sales displayed growth of 37.4% in a fiscal year in wich pool prices increased 87%. The production under the ordinary regime limited its decline to 6.7% to reach 55,064 GWh despite the fact that hydroelectric production fell 47.3% and nuclear 12.2%. As already explained, the contribution from the combined cycles was fundamental for partially offsetting the decline in production in this context. The entry into operation of the new cycles and the higher price of the pool have enabled the increase in the gas price to be offset. With production of 13,819 GWh, the combined cycles contributed 21.7% of the total production under the ordinary regime in the period, reaching a load factor of 65.9% as of December 2005.



Eur/MWh	C. Cycles	Coal	Oil
Avg. Fuel	34.9*	24.6	56.4
Avg. CO_2 (Eur/ton)	21.0		

* Includes TPA

In an environment of greater thermal production due to the lower level of hydroelectric production and the decline in nuclear production, and with several fuel costs on the rise, the Procurement cost went up 94.6%.

It should be pointed out that the cost of consumption of free emission rights, included Procurement Cost, reached 168.5 million euros.

Regarding Basic Margin, which includes, in adittion to the expense for the consumption of emission rights, the revenues corresponding to free emission allowances received (134.4 million euros), amounts to 1,959.6 million euros, increasing 8.6%.

b) Operating Profit/EBIT

The EBIT recorded an increase of 7.2% in relation to the previous fiscal year, reaching 1,054.1 million



euros. At the level of the EBITDA (1,448.5 million euros) there was an increase of 8.2%. In addition to that already mentioned concerning the Gross Margin, an increase of 11.5% took place in the Net Operating Expenses (46.3 million euros), as a result of various factors:

- The personnel expenses increased 6.0%, already reflecting the increases deriving from the update due to the labour agreement and CPI .

- The External Services rose 28.5% mainly due to the entry into operation of the Combined Cycle Plants. It should also be pointed out that this chapter includes 33.9 million euros in expenses from the second part of the cycle of the nuclear fuel (ENRESA).

The Net Operating Expenses are broken down as follows:

Million euros	2005	vs. 2004
Net personnel expenses	**-212.9**	**6.0%**
Personnel	-236.8	6.0%
In-house work on fixed assets	23.9	5.8%
Net External Services	**234.3**	**17.1%**
External Services	296.7	28.5%
Other operating revenues	-62.4	102.6%
TOTAL	**447.2**	**11.5%**

Tax increased 0.5% as a result of the new facilities brought into service.

Increase of 10.8% in the item for Amortizations and Provisions, reaching 394.4 million euros, basically from the entry into operation of the new combined cycles, with 1,200 MW put into operation in 2005.

- The key operating figures for this business are as follows:

GENERATION (Million euros)	2005	vs. 2004
Net Sales	3,641.7	37.4%
Gross Margin	1,825.2	1.2%
Basic Margin	1,959.6	8.6%
EBITDA	1,448.5	8.2%
EBIT	1,054.1	7.2%

1.2 Renewable energy

a) Gross Margin

The Renewables Business has been affected by various factors that have contributed to its growth in fiscal year 2005 and that confirm the Renewables Business to be the most important vector of growth in the Strategic Plan of IBERDROLA along with Mexico. These factors can be summarized as follows:

- Entry into operation of new facilities throughout the fiscal year. The installed capacity increased by 18.8% (+604 MW), as reflected in a 33.5% increase in wind energy production and an 30.4% rise in total production generated by renewable energy sources, reaching 7,058 GWh.


Renewables installed capacity
3,810
236
International
3,206
3,574
Spain
2004
2005

- Increase of 29.7% in prices obtained.

- During the fiscal year 2005 there was a progressive change in the remuneration option choosen by the facilities in operation. At December of 2005 94% of the parks operated under the market participation system.

- Incorporations into the scope of consolidation of Rokas, due to the stake has been increased until 49.9%. EBITDA contributed by Rokas amounted to 14.5 milion euros.

Thus, the mentioned increase in production, in conjunction with the acceleration in the growth achieved by transferring most of the facilities to the market participation system, has enabled an increase in the Gross Margin of this business by 69.1%, reaching 557.3 million euros.

b) Operating Profit/EBIT:

EBIT increased by 170.2 million euros (+115.4%) due to the following factors:

- EBITDA grew 82.8%, increasing more than Gross Margin, due to Net Operating Expenses increased 22.9%, as a result of the new capacity brought online. The margin for EBITDA comes out at around 80%, as seen in previous periods.

- This growth is even greater at the level of the EBIT (115.4%), reaching 317.7 million euros, despite the increase in the Amortizations and Provisions of 38.1%, an increase due the addition of 18.8% of installed capacity during the fiscal year.

- Net Operating Expenses can be broken down as follows:

Million euros	2005	vs. 2004
Net personnel expenses	**16.0**	**72.0%**
Personnel	21.6	63.6%
In-house work on fixed assets	-5.6	43.6%
Net External Services	**69.4**	**15.3%**
External Services	77.4	12.7%
Other operating revenues	-8.0	-5.9%
TOTAL	**85.4**	**22.9%**

- The key operating figures for this business are as follows:

RENEWABLES (Million euros)	2005	vs. 2004
Net Sales	557.3	69.1%
Gross Margin	557.3	69.1%
EBITDA	465.7	82.8%
EBIT	317.7	115.4%

1.3 Distribution

Note: "Other Businesses" includes items considered as "Other Services" that, up to the third quarter, had been included in the Distribution business.

a) Gross Margin

The Distribution business achieved a 1.6% increase in its Gross Margin, attributable to the higher level of remuneration for the regulated business recognised in the tariff for 2005.

b) Operating Profit/EBIT:

The EBITDA of Distribution grew 0.6%, one point below the Gross Margin, due to the fact that the increase in the Net Operating Expense of 3.0% and in Taxes of 1.5% were not offset by an increase in regulated revenues of 1.6%.

Net Operating Expenses can be broken down as follows:

Million euros	2005	vs. 2004
Net personnel expenses	**191.9**	**0.8%**
Personnel	262.9	0.4%
In-house work on fixed assets	-71.0	-0.6%
Net External Services	**297.6**	**4.5%**
External Services	383.4	2.1%
Other operating revenues	-85.8	-5.4%
TOTAL	**489.5**	**3.0%**

Despite the fact that there was containment of the Net Personnel Expenses, there was an increase of 3% in the Net Operating Expense mainly caused by the decline in the Other Operating Revenues (-5.4%).

Amortizations and Provisions increased 9.8%, despite the reduction in the amortizations of the distribution lines because some were fully amortized and because of the sale of assets to REE. This increase is due to provisions registered which caused an EBITDA to growth 4 points higher than EBIT, which fell 3.4%.

- The key operating figures for this business are as follows:

DISTRIBUCIÓN (Million euros)	2005	vs. 2004
Net Sales	1,215.1	1.6%
Gross Margin	1,215.1	1.6%
EBITDA	644.9	0.6%
EBIT	430.3	-3.4%

1.4 Supply

a) Gross Margin

The Gross Margin of Supply recorded losses of -16.2 million euros, given the fact that the increase of the price in the sales of energy has not compensated the growth in the procurement costs. The 26,0% increase in the Net Sales, up to 3,119.8 million euros, was basically due to the increase in the volumes of sales of gas, while the sales of electricity registered a more moderate growth, as a consequence of the policy followed by the company, which has triggered a market share fell to 33.5%.



GWh sold	2005	vs. 2004
Electricity	30,149	0.1%
Gas	22,255	25.5%
TOTAL	**52,404**	**9.5%**

b) Operating Profit/EBIT

At the level of the EBIT, the increase in the operating costs (+14.1 million euros), should be mentioned mainly at the level of External Services due to the increase in activities relating to the process of deregulation and advertising campaigns.

Net Operating Expenses can be broken down as follows:

Million euros	2005	2004
Net personnel expenses	**62.4**	**6.6%**
Personnel	63.4	6.9%
In-house work on fixed assets	-1.0	24.8%
Net External Services	**41.9**	**32.1%**
External Services	81.5	20.6%
Other operating revenues	-39.6	10.5%
TOTAL	**104.3**	**15.6%**

Furthermore, the EBIT of the Supply Business was influenced by:

- An increase of 39.6 million euros in the Amortizations and Provisions, which includes provisions related to the business.
- An increase of 155.5% in the Taxes due to the significant activity increase.

- The key figures for this business are as follows:

SUPPLY BUSSINES (million euros)	2005	vs. 2004
Net Sales	3,119.8	26.0%
Gross Margin	-16.2	N/A
EBITDA	-178.5	N/A
EBIT	-245.3	N/A

1.5 Corporation

This includes eliminations of inter-company expenses between the corporation and the businesses.

2. INTERNATIONAL BUSINESS

a) Gross Margin

In the International Business, the Gross Margin is up 49.1% (+244,6 million euros) to 742,7 million euros. The change in the total Gross Margin for the Latin America region can be broken down as follows:

- Increase in the Gross Margin (functional currency): +170.7 million euros.
- Exchange rate effect: 73.9 million euros in total, mainly from the increase in the value of the Brazilian currency in relation to the euro.



In Mexico, the Gross Margin rose 36.2%, driven primarily by the La Laguna combined cycle plant (500 MW) brought into service in the first quarter of the year and the efficiency improvements achieved at the Monterrey and Altamira plants, which enabled an acceleration in their levels of production.

In Brazil, the growth in the Gross Margin (+59.0%) was basically caused by the 7.7% increase in demand, the contribution of the Termopernambuco combined cycle plant, which entered into operation on 15 May 2004 and the tariff revisions that took place throughout 2005. Thus, since April of 2005 the Celpe tariff review that arises every four years has been applied – the Coelba and Cosem tariff adjustments, where there has been a retroactive adjustment of the recognition of the basis for remuneration of assets at Coelba since 2003 – and inflation and changes in non-manageable expenses have been incorporated in the prices.

b) Operating Profit/EBIT

The change in the EBIT of International, which increased 71.1%, reaching 371.4 million euros, is the result of an increase in the EBITDA of 59.7% and the growth in amortizations (+40.8%), at a lower rate recorded than the mentioned EBITDA.

- Mexico recorded a +39.8% rise in EBITDA, mainly as a result of the increase in Generation activities, with the production of the La Laguna combined cycle plant added since the first quarter, and the lower increase in Operating Expenses. In South America there was a rise of +79.3% from the already described change in the Gross Margin item. In this way, total EBITDA growth in the International Business comes out at 59.7%.

The EBITDA per region and business is broken down as follows:

- *Mexico-Guatemala*

Million euros	2005	vs. 2004
Generation	175.1	50.7%
Distribution	65.7	16.7%
TOTAL	**240.8**	**39.6%**

- *South America*

Million euros	2005	vs. 2004
Generation	78.6	49.1%
Distribution	236.4	92.5%
TOTAL	**315.0**	**79.5%**

- The change in Net Operating Expenses for the entire Latin America region can be broken down as follows:

Million euros	2005	vs. 2004
Net personnel expenses	**71.0**	**38.7%**
Personnel	85.1	41.4%
In-house work on fixed assets	-14.1	56.7%
Net external services	**111.9**	**23.9%**
External services	143.9	24.4%
Other operating revenues	-32.0	26.0%
TOTAL	**182.9**	**29.3%**



The 29.3% increase in the Net Operating Expense was affected by the impact of the change in the exchange rate. Eliminating this effect, this item grew 14.4%, much lower than International Gross Margin.

Net Operating Expenses can be broken down by region as follows:

Million euros	2005	vs. 2004
Mexico-Guatemala	**52.1**	**+21.7%**
Net personnel expenses	12.2	+8.9%
Net external services	39.9	+26.3%
South America	**130.8**	**+32.5%**
Net personnel expenses	58.8	+47.0%
Net external services	72.0	+22.7%
TOTAL	**182.9**	**29.3%**

- Amortizations and Provisions are up 41.9%, primarily due to the effect of the increase in amortizations booked as a result of the Altamira and La Laguna combined cycles plants in Mexico and the Termopernambuco plant in Brazil entering into service and operating at full capacity. Some provisions has been recorded following prudence criterion.

The key operating figures for this business are as follows:

INTERNATIONAL Million euros	2005	vs. 2004
Net saless	2,031.1	47.2%
Gross margin	742.7	49.1%
EBITDA	555.8	59.7%
EBIT	371.4	71.1%

3. OTHER BUSINESSES

The Other Businesses division recorded significant growth in results on all lines. The following table breaks down the EBITDA:

	2005	2004	Var%
EBITDA	**403.7**	**338.5**	**19.3%**
Real estate	162.4	146.2	11.1%
Engineering	88.8	29.9	196.3%
IBV Corporation	26.3	22.3	17.8%
Other	126.3	140.0	-9.8%

- The main engine of these results was the real estate business, which contributed 40.2 % of the total EBITDA.

- The contribution from IBERDROLA Ingeniería also stands out, the EBITDA of which reached 88.8 million euros in the fiscal year, generated by the increase in activities, mainly with respect to the providing of services.
- Corporación IBV, which is consolidated by proportional consolidation according to the IFRS, has contributed 26.3 million euros through its various industrial businesses.

- It should be pointed out that "Other Businesses" includes other services up to the third quarter, which had been included under the Distribution business, thus complying with the criterion followed for the Annual Report.

The key operating figures for this business are as follows:



Million euros	2005	vs. 2004
NET SALES	1,375.0	16.6%
GROSS MARGIN	644.0	18.6%
EBITDA	403.7	19.3%
EBIT	329.2	24.6%

The main items for **IBERDROLA Inmobiliaria** at the end of fiscal year 2005 are the following:

- **IBERDROLA Inmobiliaria** business data:

PORTFOLIO OF BUILDABLE AREA RESIDENTIAL USE (m^2)	
Total	**1,412.4**
Under construction	145.8
Under management	175.1
In planning	1,091.5

PORTFOLIO OF BUILDABLE AREA SUPPLY BUSSINES USE (m^2)	
Total	**491.6**
Under construction	34.5
Under management	54.7
In planning	402.4

- **IBERDROLA Inmobiliaria** balance sheet data:

	MM €
TOTAL ASSETS	**1,445**
INTANGIBLE FIXED AND INVESTMENT ASSETS	**563**
CURRENT ASSETS	**854**
SHAREHOLDERS' EQUITY	**583**
FINANCIAL DEBT	**93**

- **IBERDROLA Inmobiliaria** income statement data

	Million euros	vs. 2004
NET SALES	467.9	13.7%
GROSS MARGIN	198.4	16.2%
EBITDA	162.4	11.0%
EBIT	161.1	19.9%
NET PROFIT	95.6	8.8%



Balance Sheet

January-December 2005

Million euros		vs. Dec. 2004
TOTAL ASSETS	**30,479**	**+16.4%**
TANGIBLE & INTANG. FIXED ASSETS	**21,342**	**+11.8%**
LONG-TERM INVESTMENTS	**1,630**	**+3.7**
SHAREHOLDERS' EQUITY	**9,415**	**+10.5%**
NET DEBT	**12,211**	**+14.4%**

At 31 December 2005, Iberdrola´s Total Assets came to 30,479 million euros, highlighting the maintenance of its strong capital position, even taking into account the large volume of investments made in the period (2,201 million euros). The leverage ratio was 56.5% (53.8% without the tariff insufficiency effect), 90 pb higher than in December of 2004 with the accounts under IFRS format, mainly affected by the financing of the price tariff insufficiency corresponding to IBERDROLA that amounted to 1,259 million euros at December of 2005.

Analysis of the Balance Sheet

1. FIXED ASSETS

Investments in fiscal year 2005 totalled 2,201 million euros. They can be broken down as follows:

	Jan-Dec. 2005	%
Spain	**1,573**	**71.5%**
Generation	558	
Renewable energy	489	
Distribution	392	
Other	134	
Mexico	**403**	**18.3%**
Generation	387	
Distribution	16	
South America	**80**	**3.6%**
Generation	10	
Distribution	70	
International: other	**145**	**6.6%**
TOTAL	**2,201**	**100.0**

With respect to the investments in Spain, those made in the production activity stand out, totalling 1,047 million euros, broken down as follows:


Investments (Jan.-Dec. 2005)
Generation: 72,2%
Distributión: 21,7%
Others: 6,1%

- 558 million euros destined for the Generation business.

- 489 million euros dedicated to the Renewables business.

In Mexico, investments were mainly focused on the Tamazunchale combined cycle, with 201 million euros, as well as to the Altamira V one, in which 141 million euros has been invested. In Brazil, investments have primarily been made on the distribution business, financed by funds generated in Brazil.

Under the heading "International: other", totalling 145 million euros, the investments in Renewables outside of Spain are reflected, including the acquisition of an additional 28.9% in the Greek company Rokas.

2. SHARE CAPITAL

Share Capital as of 31 December 2005 was comprised of 901.549.181 bearer shares with a par value of €3 each.

The General Shareholders' Meeting held this past 18 March approved the distribution of a total dividend of 0.768 euro per share charged against financial year 2004, representing an increase of 14.3% per share over the dividend paid in 2004. This confirms the commitment made by IBERDROLA to increase shareholder compensation in line with the growth in Net Profit.

On 2 January 2005 an interim dividend was paid out in the amount of 0.326 euro per share and on 1 July 2005 an additional dividend of 0.442 euro per share was paid out, both relative to the 2004 financial year.

Furthermore, the total dividend proposed by the Board of Directors to the General Shareholders' Meeting to be held within the first quarter of 2006 amounts to 0.885 euro per share, of which 0.367 euro per share was credited on account on 2 January 2006.

3. FINANCIAL DEBT

The net financial debt at the end of December amounted to 12,211.4 million euros and the financial leverage stood at 56.5%, 90 basis points above the 55.6% recorded at December of 2004. It should be pointed out that the debt figure mentioned includes 1,259 million euros from financing the tariff insufficiency effect corresponding to Iberdrola. Without such effect, financial leverage would have been 53.8%, 180 basis points lower than the level seen at December 2004.

With respect to the average cost of debt, it came to 4.55% at 31 December 2005, 8 bp lower than at December of 2004.

The debt structure can be broken down by currency and interest rate as follows:

	December 2005	December 2004
Euro	84.1%	86.4%
Dollar	10.4%	9.5%
Real	5.0%	3.9%
Other currencies	0.5%	0.2%
Fixed Rate	61%	58%
Capped	13%	16%
Floating Rate	26%	26%



In line with the policy to minimise financial risks on debt, foreign currency risks have continued to be mitigated through the financing of investments in Latin America in local currencies (real, in the case of Brazil) or in functional currencies (dollar, in the case of Mexico).

The debt structure per company is shown in the following table:

	December 2005	December 2004
Iberdrola S.A.	84.6%	83.5%
Mexico	5.0%	5.3%
South America	5.1%	5.8%
Renewable energy	2.9%	2.7%
Iberdrola Inmobiliaria and other	2.4%	2.7%
Total	**100%**	**100%**

Debt can be broken down by product type as follows:

	December 2005	December 2004
Euro bonds	36.8%	41.4%
Bonds in other currencies	9.2%	7.8%
Domestic Supply bussines paper	2.4%	3.4%
Euro Supply bussines paper (ECP)	5.7%	4.5%
Euro loans	36.7%	34.8%
Loans in other currencies	9.2%	8.1%
Total	**100%**	**100%**

Furthermore, resulting from the policy of refinancing followed by IBERDROLA during 2005, the average duration of the debt increased significantly to exceed 5 years at December of 2005 compared to the 4.3 years existing at December of 2004.


Average maturity of debt (years)
4.3
5.1
Dec-04
Dec-05

Lastly, the change in **financial leverage** has been as follows:

Million euros	December 2005	December 2004
Shareholders' equity	9,415	8,520
Gross Debt	13,111	11,105
Derivatives (assets)	-90	-86
Temporary Financial Investments	601	211
Cash	208	134
Net debt	12,211	10,673
Leverage*	56.5%	55.6%

*Without the effect of the tariff deviation, leverage is 53.8%.

4. WORKING CAPITAL

The figure for the Net Working Capital rose to 263 millon euros, representing a decline of 152 million euros in relation to the 522 million euros



recorded at the end of fiscal year 2004. This increase is broken down as an increase of 558 million euros in Current Assets and an increase of 817 million euros in Current Liabilities.

5. FUNDS GENERATED FROM OPERATIONS

The Funds Generated from Operations at December 2005 stood at 2,346 million euros, representing an increase of 19.8% in relation to September 2004.

Company, has accounted for the tariff deviation registered in 2005, under receivable accounts, maintaining the same criteria during the year, which has been reinforced at the end of 2005 by the right recognition from the Government of the right of the companies to recover the tariff insufficiency.

Furthermore, Moody's rating agency, in its last review dated June 2005, rated the liquidity of IBERDROLA for the next 12 months at the "Excellent" level. In the last quarterly review done by Moody´s, this liquidity rating was maintained.

Breakdown of business contribution to profits, losses and assets

	Sales	Oper. profit	Net Profit	Assets
Spanish business	82.7%	83.6%	86.1%	84.0%
International business	17.3%	16.4%	13.9%	16.0%
TOTAL	**100%**	**100%**	**100%**	**100%**



Income Statement Fiscal year 2005
(unaudited)

Million Euros

	December 2005	December 2004	Variation %
NET SALES	11,738.3	8,724.7	34.5
PROCUREMENTS	(6,623.1)	(4,251.5)	55.8
EMISSION ALLOWANCES	(168.5)		N/A
GROSS MARGIN	**4,946.7**	**4,473.2**	**10.6**
EMISSION ALLOWANCES	134.4		N/A
NET OPERATING EXPENSES	**(1,480.8)**	**(1,364.7)**	**8.5**
Net personnel expenses	(805.6)	(806.7)	(0.1)
Personnel	(979.8)	(960.0)	2.1
In-house work on fixed assets	174.2	153.3	13.6
Net External Services	(675.2)	(558.0)	21.0
External services	(862.9)	(747.3)	15.5
Other operating revenues	187.7	189.3	-0-8
TAX	(222.7)	(195.9)	13.7
EBITDA	**3,377.6**	**2,912.6**	**16.0**
AMORTISATION AND PROVISIONS	(1,115.4)	(922.5)	20.9
EBIT	**2,262.2**	**1,990.1**	**13.7**
TOTAL FINANCIAL REVENUES	266.7	260.0	2.6
Financial revenues	169.8	150.2	13.0
Positive exchange rate differences	36.7	39.1	(6.1)
Capitalised financial expenses	60.2	70.7	(14.9)
TOTAL FINANCIAL EXPENSES	(722.3)	(654.6)	10.3
Interest expenses	(547.9)	(482.8)	13.5
Negative exchange rate differences	(13.7)	(36.9)	(62.9)
Pension funds	(24.8)	(29.1)	(14.8)
Change in provisions for short term financial investments	(12.5)	0.8	N/A
Other financial expenses	(123.4)	(106.6)	15.8
RESULTS OF COMPANIES CARRIED BY EQUITY METHOD	34.4	43.4	(20.7)
INCOME FROM NON-CURRENT ASSETS	116.8	89.5	30.5
PROFIT BEFORE TAXES	**1,957.8**	**1,728.4**	**13.3**
Corporate income tax	(553.3)	(520.6)	6.3
Minorities	(22.5)	(12.2)	84.4
NET PROFIT	**1,382.1**	**1,195.6**	**15.6**



Balance Sheet
December Fiscal year 2005
(Unaudited)

Million Euros

	December 2005	December 2004	Variation %
FIXED ASSETS	**22,972**	**20,660**	**2,312**
Tangible fixed assets	20,493	18,523	1,970
Intangible fixed assets	849	565	284
Long-term financial investments	1,630	1,572	58
DEFERRED TAX	**1,356**	**1,284**	**72**
NON-CURRENT ACCOUNTS RECEIVABLE	**1,469**	**121**	**1,348**
CURRENT ASSETS	**4,682**	**4,124**	**558**
Nuclear fuel	212	240	(28)
Inventories	848	1,031	(183)
Accounts receivable	2,325	1,981	344
Taxes receivable	420	389	31
Short temp. Financial Investments	643	328	315
Anticipated expenses	26	21	5
Cash & equivalents	208	134	74
TOTAL ASSETS	**30,479**	**26,189**	**4,290**

Million Euros

	December 2005	December 2004	Variation %
SHAREHOLDERS´ EQUITY	**9,415**	**8,520**	**895**
Capital Stock	2,705	2,705	
Reserves and other	5,512	4,820	692
Profit and Loss	1,382	1,196	186
Interim dividend	(331)	(294)	(37)
Minority interest	147	93	54
LONG TERM PROVISIONS	**1,562**	**1,272**	**290**
DEFERRED REVENUES	**676**	**468**	**208**
FINANCIAL DEBT	**13,111**	**11,105**	**2,006**
OTHER LONG-TERM LIABILITIES	**958**	**852**	**106**
OTHER SHORT TERM LIABILITIES	**4,419**	**3,602**	**817**
PAYABLE TO CO. ACCOUNTED BY EQUITY METHOD	**338**	**370**	**(32)**
TOTAL LIABILITIES	**30,479**	**26,189**	**4,290**



Results by business
Fiscal year 2005
(unaudited)

Million Euros

	Domestic Energy	International Business	Non-Energy
Net sales	8,332.1	2,031.1	1,375.0
Procurements	(4,603.6)	(1,288.4)	(731.0)
Emission allowances	(168.5)		
Gross Margin	**3,560.0**	**742.7**	**644.0**
Emission allowances	134.4		
Net operating expenses	(1,066.7)	(182.9)	(231.2)
Net personnel expenses	(613.4)	(71.0)	(121.1)
Personnel	(720.9)	(85.1)	(173.8)
In-house work on fixed assets	107.5	14.1	52.7
Net External Services	(453.3)	(111.9)	(110.1)
External services	(590.6)	(143.9)	(128.5)
Other operating revenues	137.3	32.0	18.4
TAX	(209.7)	(4.0)	(9.1)
EBITDA	**2,418.0**	**555.8**	**403.7**
Amortisation and provisions	(856.5)	(184.4)	(74.5)
EBIT / Operating Profit	**1,561.5**	**371.4**	**329.2**
Financial Result	(351.1)	(99.8)	(4.6)
Companies using equity method	(6.4)	1.1	39.8
Income from non-current assets	53.2	(16.0)	79.5
PROFIT BEFORE TAXES	**1,257.2**	**256.7**	**443.9**
Corporate tax & minorities	(373.3)	(64.2)	(138.2)
Net Profit	**883.9**	**192.5**	**305.7**

Fiscal year 2004

Million Euros

	Domestic Energy	International Business	Non-Energy
Net sales	6,165.6	1,380.1	1,178.9
Procurements	(2,733.4)	(882.0)	(636.1)
GROSS MARGIN	**3,432.2**	**498.1**	**542.8**
Net operating expenses	(1,023.6)	(141.5)	(199.7)
Net personnel expenses	(631.3)	(51.2)	(124.4)
Personnel	(733.8)	(60.2)	(166.1)
In-house work on fixed assets	102.5	9.0	41.7
Net External Services	(392.3)	(90.3)	(75.3)
External services	(516.9)	(115.7)	(114.6)
Other operating revenues	124.6	25.4	39.3
Tax	(182.5)	(8.5)	(4.6)
EBITDA	**2,226.1**	**348.1**	**338.5**
Amortisation and provisions	(717.3)	(131.0)	(74.2)
EBIT / Operating Profit	**1,508.8**	**217.1**	**264.3**
Financial Result	(300.8)	(76.0)	(17.7)
Companies using equity method	(09.1)	12.0	40.4
Earnings from discontinued operations	89.4	(2.6)	2.6
PROFIT BEFORE TAXES	**1,288.3**	**150.5**	**289.6**
Corporate tax & minorities	(454.0)	(17.4)	(61.3)
NET PROFIT	834.3	133.1	228.3
BENEFICIO NETO	**834,3**	**133,1**	**228,3**



Domestic Energy Business
Fiscal year 2005
(unaudited)

Million Euros

	GENER.	RENEW	DISTRIB.	SUPPLY	CORP.
Net sales	3,641.7	557.3	1,215.1	3,119.8	(201.8)
Procurements	(1,648.0)			(3,136.0)	180.3
Emission allowances	(168.5)				
GROSS MARGIN	**1,825.2**	**557.3**	**1,215.1**	**(16.2)**	**(21.5)**
Emission allowances	134.4				
Net operating expenses	(447.2)	(85.4)	(489.5)	(104.3)	59.7
Net personnel expenses	(212.9)	(16.0)	(191.9)	(62.4)	(130.1)
Personnel	(236.8)	(21.6)	(262.9)	(63.4)	(136.0)
In-house work on fixed assets	23.9	5.6	71.0	1.0	5.9
Net External Services	(234.3)	(69.4)	(297.6)	(41.9)	189.8
External services	(296.7)	(77.4)	(383.4)	(81.5)	248.4
Other operating revenues	62.4	8.0	85.8	39.6	(58.6)
Tax	(63.9)	(6.2)	(80.7)	(58.0)	(0.8)
EBITDA	**1,448.5**	**465.7**	**644.9**	**(178.5)**	**37.4**
Amortizations, Provisions and Others	(394.4)	(148.0)	(214.6)	(66.8)	(32.8)
EBIT / Operating Profit	**1,054.1**	**317.7**	**430.3**	**(245.3)**	**4.6**
Financial Result	(110.8)	(64.4)	(56.5)	(2.7)	(116.7)
Companies using equity method	(8.0)		1.6		
Income from non-current assets	5.4		15.3	(0.5)	33.0
PROFIT BEFORE TAXES	**940.7**	**253.3**	**390.7**	**(248.5)**	**(79.1)**
Corporate tax & minorities	(320.2)	(101.9)	(103.0)	90.1	61.8
NET PROFIT	**620.5**	**151.4**	**287.7**	**(158.4)**	**(17.3)**

Fiscal year 2004

Million Euros

	GENER.	RENEW	DISTRIB.	SUPPLY	CORP.
Net sales	2,650.4	329.5	1,195.8	2,476.0	(486.1)
Procurements	(846.7)			(2,357.9)	471.1
GROSS MARGIN	**1,803.7**	**329.5**	**1,195.8**	**118.1**	**(15.0)**
Net operating expenses	(400.9)	(69.5)	(475.3)	(90.2)	12.2
Net personnel expenses	(200.8)	(9.3)	(190.4)	(58.5)	(172.4)
Personnel	(223.4)	(13.2)	(261.8)	(59.3)	(176.1)
In-house work on fixed assets	22.6	3.9	71.4	0.8	3.7
Net External Services	(200.1)	(60.2)	(284.9)	(31.7)	184.6
External services	(230.9)	(68.7)	(375.6)	(67.6)	225.9
Other operating revenues	30.8	8.5	90.7	35.9	(41.3)
Tax	(63.6)	(5.3)	(79.5)	(22.7)	(11.3)
EBITDA	**1,339.2**	**254.7**	**641.0**	**5.2**	**(14.1)**
Amortizations, Provisions and Others	(356.0)	(107.2)	(195.4)	(27.1)	(31.5)
EBIT / Operating Profit	**983.2**	**147.5**	**445.6**	**(21.9)**	**(45.6)**
Financial Result	(82.3)	(80.6)	(69.5)	(2.8)	(65.9)
Companies using equity method	(4.6)	(5.0)	2.1	(0.1)	(1.4)
Income from non-current assets	12.3	1.4	45.7	(0.5)	30.7
PROFIT BEFORE TAXES	**908.6**	**63.3**	**423.9**	**(25.3)**	**(82.2)**
Corporate tax & minorities	(323.8)	(27.4)	(121.8)	(8.1)	26.9
NET PROFIT	**584.8**	**35.9**	**302.1**	**(33.4)**	**(55.3)**



2005 quarterly report
(unaudited)

Million Euros

	JAN-MAR 2005	APR-JUN 2005	JUL-SEP 2005	OCT-DEC 2005
NET SALES	2,675.1	2,744.8	3,022.8	3,295.6
PROCUREMENTS	(1,450.3)	(1,588.3)	(1,785.0)	(1,799.5)
EMISSION ALLOWANCES	(42.1)	(36.5)	(42.7)	(47.2)
GROSS MARGIN	**1,182.7**	**1,120.0**	**1,195.1**	**1,448.9**
EMISSION ALLOWANCES	34.4	29.8	36.3	33.9
NET OPERATING EXPENSES	(303.4)	(372.2)	(390.3)	(414.9)
TAX	(46.9)	(48.0)	(44.3)	(83.5)
EBITDA	**866.8**	**729.6**	**796.8**	**984.4**
AMORTISATION & PROVISIONS	(238.0)	(246.9)	(264.6)	(365.9)
EBIT	**628.8**	**482.7**	**532.2**	**618.5**
TOTAL FINANCIAL REVENUES	85.6	70.2	67.0	43.9
TOTAL FINANCIAL EXPENSES	(193.4)	(158.5)	(169.4)	(201.0)
RESULTS OF COMPANIES BASED ON EQUITY METHOD	19.8	5.4	10.5	(1.3)
INCOME OF NON-CURRENT ASSETS	(2.4)	27.8	4.5	86.9
PROFIT BEFORE TAXES	**538.4**	**427.6**	**444.8**	**547.0**
Corporate income tax	(187.0)	(118.9)	(108.4)	(138.9)
Minorities	(4.8)	(2.3)	(5.4)	(10.0)
NET PROFIT	**346.6**	**306.4**	**331.0**	**398.1**

2004 quarterly report

Million Euros

	JAN-MAR 2004	APR-JUN 2004	JUL-SEP 2004	OCT-DEC 2004
NET SALES	2,057.4	2,090.2	2,218.5	2,358.6
PROCUREMENTS	(903.9)	(1,001.6)	(1,152.9)	(1,193.1)
EMISSION ALLOWANCES	-	-		
GROSS MARGIN	**1,153.5**	**1,088.6**	**1,065.6**	**1,165.5**
EMISSION ALLOWANCES	-	-		
NET OPERATING EXPENSES	(307.8)	(379.9)	(320.7)	(356.3)
TAX	(48.9)	(44.8)	(43.5)	(58.7)
EBITDA	**796.8**	**663.9**	**701.4**	**750.5**
AMORTISATIONS & PROVISIONS	(225.8)	(226.3)	(243.7)	(226.7)
EBIT	**571.0**	**437.6**	**457.7**	**523.8**
TOTAL FINANCIAL REVENUES	69.1	60.4	26.5	104.0
TOTAL FINANCIAL EXPENSES	(171.3)	(147.1)	(114.5)	(221.7)
RESULTS OF COMPANIES BASED ON EQUITY METHOD	12.6	16.9	4.2	9.7
INCOME OF NON-CURRENT ASSETS	1.3	24.3	54.6	9.3
PROFIT BEFORE TAXES	**482.7**	**392.1**	**428.5**	**425.1**
Corporate income tax	(172.7)	(118.5)	(132.2)	(97.2)
Minorities	(1.4)	(1.9)	(2.9)	(6.0)
NET PROFIT	**308.6**	**271.7**	**293.4**	**321.9**



Statement of sources & uses of funds 2005
(unaudited)

	December 2005	December 2004	Difference
EBIT	2,262	1,990	272
Amortisation	968	881	87
Provisions	147	41	106
Provision for the pension funds	58	60	(2)
Operating Cash Flow	**3,435**	**2,972**	**463**
Interest paid	(697)	(626)	(71)
Interest received	267	260	7
Dividends received from affiliates	14	20	(6)
Minority interests			
Tax	(541)	(528)	(13)
Gross Cash Flow	**2,478**	**2,098**	**380**
Dividends paid	(693)	(605)	(88)
Retained Cash Flow	**1,785**	**1,493**	**292**
Investments	(2,201)	(2,684)	483
Fixed asset disposals	85	145	(60)
Financial asset disposals	150	43	107
Taxes on investment activities	(12)	(5)	(7)
Pension payments & other	(123)	(87)	(36)
Total Cash Flow Applications	**(2,101)**	**(2,588)**	**487**
Capital subsidies received	160	88	72
Change in working capital	(1,626)	994	(2,620)
Change in debt	1,782	13	1,769
FX Impact	167	59	108
Change in perimeter	64		64
Change in Gross Debt	**2,013**	**72**	**1,941**



Stock Market Evolution


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IBERDROLA
IBEX 35
Stoxx Utilities
Euro Stoxx Utilities

Iberdrola Share	2005	2004
Number of shares outstanding	901,549,181	901,549,181
Share price at close of period	23.09	18.70
Average price over period	20.97	16.88
Average daily volume	6,828,563	6,369,069
Maximum volume (29/06/05 / 28 /06/04)	57,939,060	42,354,977
Minimum volume (15/08/05 / 30 /03/04)	917,108	1,338,947
Dividends paid (?)	0.77	0.68
Interim (3 January 2005/ 2 January 2004)	0.33	0.29
Additional (1 July 2005 / 1 July 2004)	0.44	0.39
Yield per share (Div paid year / price close of previous year)	4.11%	4.28%

Iberdrola's Credit Rating		
Agency	**Rating**	**Outlook**
Standard & Poors (*)	**A+**	**Negative**
Moody´s (*)	**A2**	**Negative**
Fitch IBCA (**)	**A+**	**Negative**

(*) By virtue of the agreement for the acquisition of assets signed with Gas Natural and subject to the approval of the pertinent authorities:

- S&P has rated IBERDROLA at "credit watch with negative implications"

- Moody´s has rated IBERDROLA at "review for a possible downgrade"

- After Government approval of Gas Natural bid over Endesa, Fitch has set up Iberdrola rating in " Rating watch negative" (RWN)



APPENDIX.- IBERDROLA and sustainability

IBERDROLA considers sustainable development to be a strategic factor in its business activity, to which it dedicates its operating capacity and its financial and technological potential. True to its corporate objective of generating wealth and well-being, IBERDROLA operates with the vision of "being the preferred company because of our commitment to creating value, quality of life and taking care of the environment" and considers its success to depend on the ability to meet contractual commitments with its Interest Groups by putting the following values into practice: Ethics and Corporate Responsibility, Economic Results, Respect for the Environment, Generate Confidence and a Sense of Belonging.

To reach the objective described, IBERDROLA is adopting responsible business ethics formulated as reflected in 10 principles:

1. **Comply with the laws in force** in the country in which it operates while also adopting international standards and directives where the legal framework has not been adequately developed.
2. **Adopt advanced corporate governance practices** based on maximum corporate transparency and mutual trust with shareholders and investors.
3. **Respect all human rights**, especially those whose violation degrades workers collectively, rejecting child labour and forced or obligatory labour.
4. Develop a favourable framework of labour relations based on equality of opportunity and non-discrimination, promoting a safe and healthy environment and facilitating communication with our employees.
5. **Develop responsible practices in the value chain**: establishing transparent, objective and impartial processes with suppliers and providing clients with all relevant information about the products and services sold.
6. **Strengthen a culture of respect for the natural environment**, reducing the environmental impact of the company's activities, defending biodiversity and promoting information and training in this culture.
7. **Favour transparency and free market regulations**, rejecting practices involving bribery, corruption and other types of contributions for purposes of obtaining advantages for the company, and respecting the rules of open competition.
8. **Promote socially responsible actions** in those companies in which we have management capacity or shareholder power, while also driving suppliers through the processes of selection and contracting.
9. **Drive the means of communication and dialogue** with the different collectives related to company activities in order to harmonise corporate values and social expectations.
10. Provide relevant and accurate information about our activities, submitting them to internal external processes of verification that guarantee their reliability and provide incentive for their continuous improvement.



1. SUSTAINABILITY INDICATORS

Sustainability Indicators	2005	2004
Contribution to GDP (Gross Margin) (*)	0.45%	0.48%
Contribution to GDP (Net Sales) (*)	1.07%	0.88%
Investments on equipment (million euros)	2,201	2,713
Investments on clean generation (million euros)	739	887
Net profit (million euros)	1,382.1	1,195.6
Dividend yield (%)	4.11%	4.28%
Emissions of CO_2 in the period (gr. CO_2/Kwh). Total	249	205
Emissions of CO_2 in the period (gr. CO_2/Kwh). Spain	222	176
Emission-free production: total (GWh)	39,086	47,773
Emission-free production: Spain (GWh)	37,927	46,368
Production free of emissions over total production (%)	47.1%	58.0%
Ratio of emission-free production in Spain to total production (%)	59.7%	70.4%
Total emission-free installed capacity: (MW)	16,272	15,624
Total emission-free installed capacity:	15,973	15,317
Emission-free installed capacity: Spain (MW)	58.6%	61.9%
Emission-free installed capacity: Spain (%)	65.2%	67.9%

(*) Accumulated during H1. Source: GDP data prepared by INE (latest date published Q2 2005)

NOTE: These indicators have been considered by SAM (Sustainability Asset Management) to be the European benchmark on information concerning Sustainability


Emission of CO_2 specific thermal mix
g/kWh
684
595
2004
2005


Particle emission, specific thermal mix
g/kWh
0.24
0.17
2004
2005
Emission of SO_2 specific thermal mix
g/kWh
3.23
1.96
2004
2005


No_x emission, specific thermal mix
g/kWh
2.33
1.72
2004
2005



2. INDEXES, RATINGS AND AWARDS

Presence of IBERDROLA in indexes and Rankings of Sustainability, Reputation, and Corporate Governance

Presence of Iberdrola in indexes and Rankings of Sustainability, Reputation, and Corporate Governance	
Sustainability	**Rating / Position**
Dow Jones Sustainability World Index 05	77 points / Group of leaders: Among the top 3 in the *Worldwide Utilities* category
Dow Jones Sustainability Stoxx Index 05	77 points / Group of leaders: Among the top 3 in the *European Utilities* category
OEKOM	B- / Group of leaders: Top Spanish company and among the top 3 in the *Worldwide Utilities* category
Global 100 Most Sustainable Corporations in the World	IBERDROLA among the 100 most sustainable companies in the world
Pacific Sustainability Index (PSI)	Group of leaders: Among the top 3 in the *Energy & Utilities* Sectors category
Carbon Disclosure Project	Member of the Climate Leadership Index 2005
BusinessWeek, Climate Group	Group of leaders: Among the top 3 in the ranking of most outstanding companies in the management of greenhouse gases and ranked among the top 10 companies in the world contributing most to the reduction of greenhouse gases with leadership in environmental management in the last 10 years
EIRIS - Evaluator of FTSE4GOOD	IBERDROLA is in the process of evaluation
Corporate reputation	
MERCO 2005	Public Services Industry Leader
Corporate governance	
FTSE ISS Corporate Governance Index (CGI)	Iberdrola has been included in the index

IBERDROLA, considered one of the 100 most sustainable companies in the world according to the Global 100 Most Sustainable Corporations in the World index

IBERDROLA is one of the 100 most sustainable companies in the world according to the Global 100 Most Sustainable Corporations in the World, an index presented in the World Economic Forum

in Davos (Switzerland) at the end of January 2006. This is the first time that a Spanish electricity company has appeared in this index, made for the second year by the Canadian magazine specializing in corporate social responsibility Corporate Knights and by the sustainability research firm Innovest Strategic Value Advisors, which analyzes the components of stock market value and risk and their relation to incentives on protecting the environment, social responsibility, and corporate governance.

IBERDROLA, leader in transparency of environmental and social information, according to the Pacific Sustainability Index of global power companies

IBERDROLA is among the leaders of global power companies and utilities in the Pacific Sustainability Index (PSI) by the Roberts Environmental Centre of Claremont McKenna College (USA). The index analyzed the sustainability reports of the largest global energy companies in the Fortune Global 500 and the Fortune 1000 of US companies. IBERDROLA is in first place in the sections of Environmental Information and Social Information, and is number two in the general ranking of 46 companies, only behind National Grid Transco (Great Britain).

According to the Dow Jones Index, IBERDROLA is among the global leaders in sustainability, obtaining the maximum qualification (100 points) in Investor Relations, Environmental Information and Social Information

IBERDROLA once again occupies one of the top spots among the principal global electricity companies for its contribution to sustainable development, as can be seen in the composition of the Dow Jones Sustainability Indexes 2005/2006, which were released to the public in September. In our sixth consecutive year in the Index, our Company obtained 77 points, close to the 79 granted to the company that was rated first in the sector. Our point total this year is higher than our total in 2004 (72 points), and is also better than the point total obtained by the first-place company last year (76 points). The Dow Jones Index is the principal international reference for measuring the contribution of companies to sustainability within their economic, environmental, and social scopes.

Recognition

Ignacio Galán, for the third consecutive time, has won the award of "Best CEO" in Europe

In Vienna, Ignacio Galán, Vice-Chairman and Managing Director of IBERDROLA, has received, for the third consecutive time, the award of Best CEO for Investor Relations of the European companies included in the FT Global 250, given by IR Magazine. In this seventh publication of the awards, Ignacio Galán won the top prize, given based on an opinion survey done among about 500 European investors and analysts.

Platts Global Energy Awards

This past December the Company received two top awards in the Platts Global Energy Awards, the most prestigious in the energy industry on a worldwide level. In a gala in New York, Platts named IBERDROLA Electricity Company of the Year and Energy Investor of the Year, stressing its commitment to renewable energies and the progress in carrying out the Strategic Plan.

IBERDROLA receives the Company of the Year award by the Spanish Chamber of Commerce in the United States

The Board of Directors of the Spanish Chamber of Commerce in the United States highlighted the corporate path that IBERDROLA has taken and its contributions to improving Spain's international image.

3. ENVIRONMENTAL COMMITMENT

We are improving our environmental management according to the analysts of the Dow Jones Sustainability Index


DJSI (Environmental dimension)
100
50
IBERDROLA
69
IBERDROLA
74
2004
2005

IBERDROLA has improved its score in the environmental dimension, and it is 5 points from the score of the best company on the Dow Jones Sustainability Index. The analysis of the environmental dimension for this index includes the following items: Environmental management and policy, environmental results (eco-efficiency), environmental information, advanced environmental management system, advanced environmental results, climate strategy, infrastructure projects, electricity generation, transport and distribution, and biodiversity.

Leaders in Climate Strategy and in environmental strategy, policy, and management according to the evaluations of the principal experts


DJSI (Climate strategy)
100
50
Media del
sector
58
IBERDROLA
98
2004
2005

The Company is leader among the companies in its industry in the evaluation of Climate Strategy according to the evaluation of the analyst of the Dow Jones Sustainability Index, with 98 points out of 100. IBERDROLA appears in third place in a ranking of the most noteworthy companies in the world in the management of greenhouse gases.

Furthermore, IBERDROLA appears in the ranking of the 10 companies in the world that have contributed most to the reduction of greenhouse gases and have led in environmental management throughout the last 10 years. It holds first place among the electricity companies of the world that are included. In addition,



Worldwide companies that have made management of greenhouse gases an executive priority	
1	STMicroelectronics
2	BP
3	IBERDROLA
4	Scottish Capacity
5	Alcan
6	Alcoa
7	BHP Billiton
8	Novo Nordisk
9	Dow Chemical
10	Weyerhaeuser

Source: Climate Group, Innovest, Panel of Judges, BusinessWeek

IBERDROLA has been present at the two meetings of the Global Roundtable on Climate Change held in 2005.

In 2005, IBERDROLA actively participated in the Energy Wisdom program (EWP) of EURELECTRIC, a voluntary initiative where European companies contribute energy saving and CO_2 emissions reduction activities, contributed since 1990, along with the pertinent quantification.

IBERDROLA is included in the index of leading companies in Climate Change made within the framework of the Carbon Disclosure Project. This initiative, sponsored by more than 155 international investors representing capital of more than 21 trillion dollars, has the objective of providing information to investors on the main risks and opportunities relating to climate change as well as informing the management of companies of the growing interest of shareholders in these issues, given their impact on the value of the company.

We are maintaining the highest evaluation in the transparency of our environmental management

The Company has won the best score in its industry in environmental information according to the analysts of the Dow Jones Sustainability Index (100 out of 100) and of the Pacific Sustainability Index (with an evaluation twice that of the average for energy companies).


DJSI (Environmental management transparency)
Media del sector 76
IBERDROLA
100
50
2005

IBERDROLA won the most points for the quality of its sustainability reporting among the companies of the Ibex 35, according to the report "Corporate Social Responsibility in Annual Reports of the Companies of the IBEX 35", awarded in April 2005 by the Observatorio de la Responsabilidad Social Corporativa*. It holds eighth place in the ranking of companies in the Monitor Español de Reputación Corporativa**. And it has won the prize as the private company that informs the best, granted by El Nuevo Lunes.


IBERDROLA


PSI (Environmental management transparency)
100
50
IBERDROLA
79
Media del sector
38
2005
2005

Furthermore, among the **environmental activities** carried out in 2005, the following stand out:

- Acquisition of credits for the emission of two million tonnes of CO_2 from the GG-CAP carbon fund.
- **Registration of its thermal plants in the National Register of CO_2 Emissions.**
- **Participation in Clean Development Mechanism (CDM) projects.** The government has approved IBERDROLA's project in Guatemala as a clean development. mechanism (CDM). The Designated National Authority of Spain has approved considering the hydroelectric plant of Las Vacas (Guatemala), a project led by IBERDROLA, to be a Clean Development Mechanism (CDM). In concrete terms, this plant has been accredited as a CDM for a period of 21 years as of January 1, 2004. IBERDROLA has already registered this project with the United Nations. The 45 MW Las Vacas plant, which has been up and running since May 2002, will enable an estimated annual reduction of around 90,000 tonnes of CO_2 (1,897,620 tonnes over the entire period).
- **IBERDROLA's Global Environmental Management System.** In 2005 the implementation started for IBERDROLA's Global Environmental Management System, the validation of which is forecast for the end of 2006. In this context, there has been approval of the Environmental Directives for 2006 that are to be deployed as concrete targets and objectives throughout the scope of the Company.
- In 2005 IBERDROLA continued with its **plan of action for optimizing the environmental impact of the combined cycles.** In concrete terms, there has been implementation throughout the year in various combined cycle plants of the "yellow plume" elimination and control system enabling the gas combustion process to be controlled in transitional situations, especially in start-ups.
- During 2005 the **elimination of nearly 170 tonnes of transformers with PCB's (polychlorobiphenyls)** has been completed, most of which have been replaced by cleaner and more modern equipment, within the ELIRE project for adaptation to the rules in force in the area of waste management.

4. CONTRIBUTION TO SOCIAL DEVELOPMENT

For IBERDROLA, the key events of 2005 for social aspects were as follows:

Specific projects

- **Support for disabled persons.** IBERDROLA is actively participating in the Business and

disability programme, launched by the Fundación Empresa y Sociedad and by the Fundación ONCE.

- **Corporate volunteer programme.** IBERDROLA has launched a programme to promote and channel its employees' volunteer activities in the solidarity field.
- **OPTIMA Programme.** IBERDROLA has joined the OPTIMA programme, launched by the *Instituto* de la Mujer (Spanish ministry for employment and social affairs) to promote equal opportunities.
- **Family Responsibility Business Certificate.** The Fundación + Familia is analysing the policies that IBERDROLA has been practicing to reconcile work and home lives.

"Surrounding Economic Development" Programme

- **Regional Advisory Boards.** Advisory Boards of IBERDROLA have been created in Castile and León, Andalusia, and the Community of Valencia.
- **Participation in the Neotec Programme.** IBERDROLA will participate in the Spanish investment in risk capital programme (Neotec), promoted by the Centro para el Desarrollo Tecnológico Industrial (CDTI) and the European Investment Fund (EIF).
- **Dissemination of advanced models of business management.** Along with BBVA, IBERDROLA has sponsored the *translation and* publication in Spanish of the GRI guide "In Five Steps".
- **Support for business organizations.** IBERDROLA is participating in 14 organizations promoting regional development and in 12 Technological Centres.

"Art and Culture" Programme

- **2005 Special Projects.** There has been participation in 3 notable initiatives: IV Centenary of D. Quixote de la Mancha; Salamanca 2005 - Plaza Mayor of Europe; and the "Aztec" Exposition in the Guggenheim Museum.
- **Reconstruction and Illumination of Monuments.** 10 important activities have been carried out.
- ***Publications.*** 20 publications have been published in the year 2005.

"Education and Training" Programme

- **Support for the university and other institutions.** During 2005 there has been sponsorship for various activities (masters, specialized courses, etc.) with 30 universities and foundations.
- **Training in electrical safety and the efficient use of energy.** IBERDROLA has developed various initiatives for training specific groups and informing consumers.

"Solidarity" Programme

- **Fundación IBERDROLA projects.** The Fundación IBERDROLA in 2005 announced the II Conference on Social Project Assistance, selecting 11 projects.

Environmental sponsorship programme

- **Support for the organizations relating to the environment.** IBERDROLA is cooperating with public and private institutions in the promotion of various environmental incentives.



- **Dissemination of Sustainability.** There has been cooperation in 17 activities for dissemination in the environmental field.

5. CORPORATE GOVERNANCE

The most noteworthy events occurring in Corporate Governance in 2005 were:

Appointments:

The General Shareholders Meeting held on 18 March 2005 agreed to ratify the appointment by cooption of Mr. Sebastián Battaner Arias, as well as to re-elect, for the maximum term under the law and the corporate bylaws of 5 years, the Executive Vice Chairman and Managing Director Mr. José Ignacio Sánchez Galán and the directors Mr. Víctor de Urrutia Vallejo, Mr. Ricardo Álvarez Isasi, Mr. José Ignacio Berroeta Echevarría, Mr. Juan Luis Arregui Ciársolo, Mr. Julio de Miguel Aynat and Mr. Sebastián Battaner Arias, who will continue to hold the offices they held previously on the Board of Directors.

Furthermore, on 20 April 2005, the Board of Directors, upon the report from the Committee on Appointments and Remuneration, resolved that when the term of office of Mr. Iñigo de Oriol e Ybarra as Chairman of the Board of Directors of the Company ends, in accordance with the regulations governing the Board of Directors, he will be replaced in the mentioned position of Chairman by the current Executive Vice-Chairman and Managing Director, José Ignacio Sánchez Galán.

On this same date, the directors Javier Aresti y Victoria de Lecea and José Luís Antoñanzas Pérez-Egea will stand down after reaching the regulatory age limit and Santiago Mayner Oyarbide and José Antonio Fernández Rivero will resign from their positions as members of the Board of Directors.

In order to fill the positions left vacant by Santiago Mayner Oyarbide and José Antonio Fernández Rivero, the company's Board of Directors agreed to appoint, with the prior advisory report from the Committee on Appointments and Remuneration, in accordance with the co-opting procedure and subject to ratification at the first general shareholders' meeting to be held, the shareholders Xabier de Irala Estévez and Jesús María Cadenato Matía, who were respectively submitted by the institutional shareholders "Bilbao Bizkaia Kutxa" (BBK) and "Banco Bilbao Vizcaya Argentaria, S.A." (BBVA), as members of the Board of Directors of IBERDROLA, S.A., classified as external advisors. In addition, it was agreed to appoint the director Jesús María Cadenato Matía to sit on the Executive Delegate Commission and approve the classification of the director José Ignacio Berroeta Echevarría as an independent external advisor.

Finally, the Board of Directors of the Company, in the session held on 22 June 2005, agreed to appoint the director Mr. Xabier de Irala Estévez as a member of the Audit and Compliance Board.

Reports and other resolutions

On 23 February 2005, the Board approved the Annual Report on Corporate Governance for



2004, in accordance with the form required by Circular 1/2004 of 17 March of the Spanish securities regulator (CNMV).

On the same date, the Board of Directors approved the Report on the Activities of the Audit and Compliance Board for fiscal year 2004, the publication of which is intended to contribute to "good practices" in corporate governance by disseminating the annual activities of the latter Board.

Lastly, on 23 February the Board of Directors also resolved to develop provisions on the right to information prior to General Meetings, representation and remote voting, as provided for in the corporate bylaws in order to make it easier for shareholders to exercise these rights at the General Shareholders' Meeting held on 18 March.

Disclosure

One of our Company's core corporate governance principles is to promote maximum transparency in the information – financial and other – provided to shareholders and markets. In this regard, in fiscal year 2005 the high level of informational activity has been maintained for institutional investors and financial analysts, which has certainly contributed to the excellent performance of the price of the IBERDROLA share in the period.

Furthermore, the Spanish stock market commission has been informed as to all of the pertinent facts arising in relation to the Corporate Governance of the Company, such as the notice of meeting, documentation, and resolutions of the general shareholders' meeting held this past 18 March, the terminations of office and appointments occurring within its management body and the information relating to the results of fiscal year 2005.



Spanish stock market commission (CNMV): Principal relevant facts and other communications

Event	Registration No.
IBERDROLA S.A. and Fomento de Construcciones y Contratas S.A., through the subsidiary thereof, Asesoría Financiera y de Gestión S.A., have agreed to the purchase by the latter of the stake of Iberdrola in Cementos Portland Valderrivas S.A., representing 8.06% of the capital stock for 150 million euros	61197
The Company issues a press release on the purchase of assets from Gas Natural.	19323
The Company issues information on the results of the third quarter of 2005	61528 / 19358 / 19359
The Company informs that it has entered into an agreement with Gamesa to acquire a total of 700 MW of installed capacity at wind farms, presently in the promotion phase, in Spain and Italy, for an approximate amount between 850 and 900 million euros.	19425 / 19426
The Company informs that Iberdrola and Sonatrach signed a strategic agreement today in Algeria for the development of the gas and electricity businesses. The total amount of the transaction exceeds 10,000 million euros over the next 20 years.	62837
The Company informs that it has finalized the agreement signed with the Rokas Group, the biggest producer of wind energy in Greece, reaching 49.9% of its capital.	62922
IBERDROLA and the Office National de Electricité have signed an agreement today in Madrid for cooperation in the energy field in order to develop wind farms and Combined Cycle Plants in Morocco.	19734
The Company informs that, on the date 2 January 2006, it will pay an interim dividend on the results of fiscal year 2005 of a gross 0.367 euro per share.	19736
IBERDROLA has acquired from Naturener 100% of its subsidiary Naturener Eólica, which is availed of 280 MW of capacity in an advanced stage of development in the autonomous communities of Castilla-La Mancha, Andalusia, and Castile and León.	63203

IBERDROLA

IBERDROLA, S.A.
Investor relations
Phone: 00 34 91 784 2804
Fax: 00 34 91 784 2064
investor.relations@iberdrola.es



IBERDROLA

Madrid, April 25, 2005

National Securities Market Commission
Attention: Mr. Antonio Mas Sirvent
Director of Markets
Madrid

Regarding: Stock Market Filing

Dear Sirs:

It is our pleasure to inform you that Iberdrola S.A., as part of a reorganization it is undertaking in Portugal, on April 22, 2005 created the company Iberdrola Participacoes, SGPS S.A., into which it has transferred the 208,422,650 shares it controlled in EDP Energías de Portugal, S.A., equivalent to 5.7% of this company.

Iberdrola Participacoes, SGPS, S.A., is a company registered in Lisbon and is 100-percent controlled by Iberdrola, S.A.

As always, we remain at your and the Securities Market Commission´s disposal.

With kind regards,

Federico San Sebastian


IBERDROLA

Madrid, May 12, 2005
National Securities Market Commission
Attention: Mr. Antonio Mas Sirvent
Director of Markets
Madrid

Subject: Notification of significant event

Dear Sirs:
It is our pleasure to inform you that Iberdrola S.A. now holds a 24% stake in the Rokas Group, the largest wind power generator in Greece, after buying a further 3% in the capital. The company has closed this deal, announced in December, thanks to the good relations it has with its Greek partners.

According to the agreement then signed, the company plans to buy 49.9% of the shares in this Greek company for around 85 million euro. It already has an option to buy another 2% within the first half of this year, giving it a 26% stake.

The Rokas Group, listed on the Athens stock exchange, has a 45% share of the wind power generation in Greece and plans to invest more than 600 million euro in that country up to 2008, to reach an installed capacity of 600 MW, of which practically 200 MW are already in use, operating on average 2,800 hours/year.

Greece has wind farms in operation with a capacity of approximately 470 MW, of the 2,000 MW set as its target for the year 2010. IBERDROLA has set its sights on this country as one of the most important markets for developing its objectives in the area of renewable energies: it aims to have 5,500 MW by 2008, of which 1,000 MW will be installed beyond Spanish borders. In addition to its current portfolio, which guarantees meeting forecasts, IBERDROLA has projects under development with a further capacity of 6,350 MW, of which 4,750 MW are in Spain and 1,600 MW overseas.

In 2005, IBERDROLA remains at the vanguard of the world wind power sector, with an installed capacity in renewables of 3,261 MW at the end of the first quarter, which is 32% more than the 2,754 MW it had at the same time last year. Of this figure, 2,946 MW correspond to wind farms and 315 MW to mini hydros. The company's capacity has increased fivefold since it decided to back this type of energy, from 607 MW in 2000 to the 3,800 MW it envisages by the end of this year, during which the company will install 600 MW of new capacity.
As always, we remain at your and the Securities Market Commission's disposal.

With kind regards,
Federico San Sebastian




IBERDROLA

Madrid, July 26, 2005
National Securities Market Commission
Attention: Mr. Antonio Mas Sirvent
Director of Markets
Madrid

Subject: Notification of significant event

Dear Sirs:
It is our pleasure to inform you that Iberdrola and Gamesa have reached a collaboration agreement in the Greek renewable energy market that includes the acquisition of 56 megawatts (MW) of wind farms for around 78 million euros.

The company has been awarded these wind farms, currently under development, in competition with other companies from the sector. Besides this, Iberdrola has also agreed the purchase from Gamesa of wind powered generators to install a further 110 MW in Europe during the 2005-2008 period.

With the purchase of these assets in Greece, Iberdrola is strengthening its presence here, where last year it became the strategic partner of Rokas. This company is the leading producer of wind energy in Greece (45% market share) and plans to achieve 600 MW of installed power over the coming years, of which practically 200 MW are already operational.

Greece is a key country for Iberdrola to achieve its aims in the renewables field, as it has only around 470 MW of wind power in operation of the 2,000 MW forecast for 2010. The company plans to have 5,500 MW in 2008, of which 1,000 MW will be installed outside Spain. The company has a project portfolio already totalling 14,900 MW throughout the world, ensuring that it achieves its targets.

The purchase of these assets from Gamesa is included in Iberdrola's strategy for developing renewable energies, a sector which the company continues to lead worldwide, with an installed power of 3,280 MW at the close of the first six months of 2005, 23% up on the 2,664 MW for the same period last year. Of this amount, 2,965 MW correspond to wind farms and 315 MW to mini-hydraulic power stations.

With kind regards,
Federico San Sebastian





GAS NATURAL REACHES AGREEMENT WITH IBERDROLA TO SELL ASSETS AFTER ENDESA'S ACQUISITION

- **The Agreement is subject to completion of the Takeover Bid over ENDESA launched by Gas Natural SDG today.**

Gas Natural SDG and Iberdrola have signed an agreement today whereby Iberdrola will acquire certain assets from the combined company, resulting of the acquisition of Endesa by the gas utility.

The sale agreement comprises power generation and electric distribution facilities in Spain, power generation facilities in Europe (SNET in France and certain in Italy), and certain gas distribution systems in Spain that cover 1.25 million customers in areas where Iberdrola currently operates.

The transaction under consideration will be carried out at market values, to be determined by internationally recognized Investment Banks. Its amount may be preliminarily estimated in a range between Euro 7,000 and 9,000 million.

This agreement fits into the gas and electric asset disposal plan that Gas Natural intends to present to the Spanish authorities in connection with the Takeover Bid ENDESA.

The deal provides Gas Natural and Iberdrola a better equilibrium in Spanish gas and electricity sectors. Also, both companies consider that the operation will accelerate Spain's energy sector's reorganisation and liberalisation processes, increasing effectively the competition and benefiting the consumers. Furthermore, the transaction improves the companies' position in international markets where gas and power integration is the trend, as other European deals underway confirm.

5th September 2005.



Madrid, September 20. 2005

RE: Securities market filing

Dear Sirs:

We are pleased to inform you that IBERDROLA S.A. has today reached an agreement with the German company ETERNEGY, which develops wind farms in Europe, to buy the Polish company MVV ETERNEGY POLSKA, which will now be known as IBERDROLA ENERGÍA ODNAWIALNA SP. ZO.O., and which has several wind farms at different stages of development, with combined capacity of of 161 megawatts (MW).

The acquisition does not represent a significant monetary amount for Iberdrola S.A.

We remain, as always, at your disposition for any clarification or further information you may require.

Best regards,

Federico San Sebastián



The utility pulls out of the cement company's board



IBERDROLA SELLS 8.06% OF CEMENTOS PORTLAND VALDERRIVAS TO FCC FOR 150.3 MILLION EUROS

- **Through this transaction, which is in keeping with the objectives of the Strategic Plan 2002-2006, the company has obtained a capital gain of more than 70 million euros before tax**

IBERDROLA today sold the 8.06% it held in Cementos Portland Valderribas, equivalent to 2,243,412 shares, to Fomento de Construcciones y Contratas (FCC), through its subsidiary Asesoría Financiera y de Gestión (AFIGESA), pocketing around 150.3 million euro and capital gains of more than 70 million euro before tax.



The deal was closed at a price of 67 euro per share in Cementos Portland, which is currently quoted with a P/E ratio 20% above the sector average. The transaction falls in with the objective marked in IBERDROLA's Strategic Plan 2002-2006 of focusing on its core business and shedding its other interests.

Within this divestment process on which the company embarked in 2001, it has sold real estate, sub-stations, non-energy businesses and securitized its tariff deficit, disposing also of the transmission grid and its shares in Telefónica, Repsol YPF, Red Eléctrica, Pridesa and Ondagua.



The sale of its 8.06% stake in Cementos Portland obliges IBERDROLA to pull its representative out of the Board of Directors of that company, of which it has been a shareholder since the middle of last century.

The purpose of the company's divestment plan is to concentrate its resources in its core business, increase its financial strength and reduce its debt. IBERDROLA closed the first half of 2005 with a leverage of 55%, despite the hefty investments of 10.3 billion euro made during the period 2001-2004.

END